Form 20-F
period 2009-12-31
Petrobras Energia S.A.
filed 2010-06-24
CIK 1449877

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2009
Commission file number 333-155319
PETROBRAS ENERGÍA S.A.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
REPUBLIC OF ARGENTINA
(Jurisdiction of incorporation of organization)
Maipú 1, 22 S.S. Floor
(C1084ABA) Buenos Aires
Argentina
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of Each Exchange On Which Registered

American Depositary Shares, each representing 10 Class B shares of Petrobras Energía S.A.	New York Stock Exchange

Class B shares of Petrobras Energía S.A.	New York Stock Exchange*
*	Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the NYSE.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2009 was:
Petrobras Energía S.A. Class B ordinary shares, nominal value P$1.00 per share 1,009,618,410
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act.
Petrobras Energía S.A. Yes ☑ No ☐
†	Petrobras Energía S.A. is a well-known seasoned issuer as a successor issuer to Petrobras Energía Participaciones, pursuant to Rule 12g-3 of the Securities Exchange Act of 1934.
If this report is an annual or transitional report, indicate by check mark if the registrant is not required to file reports pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934.
Petrobras Energía S.A. Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:
Petrobras Energía S.A. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.495 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Not applicable.
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐ IFRS ☐ Other ☑
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Petrobras Energía S.A. Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
†	Petrobras Energía S.A. is a large accelerated filer as a successor issuer to Petrobras Energía Participaciones, pursuant to Rule 12g-3 of the Securities Exchange Act of 1934.
Indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17 ☐ Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Petrobras Energía S.A. Yes ☐ No ☑

NOTE ON MERGER
This annual report on Form 20-F has been filed by Petrobras Energía S.A. On January 30, 2009, separate shareholders’ meetings of Petrobras Energía Participaciones S.A. and Petrobras Energía approved their merger, pursuant to which Petrobras Energía Participaciones was merged and absorbed into Petrobras Energía, being Petrobras Energía the surviving company.
Shareholders of Petrobras Energía Participaciones have received shares of Petrobras Energía (in the United States, in the form of American Depositary Receipts), and the American Depositary Receipts of Petrobras Energía Participaciones have been removed from listing on the New York Stock Exchange (the “NYSE”) and from registration with the U.S. Securities and Exchange Commission (the “SEC”). Following this exchange of shares, American Depositary Receipts, each representing 10 Class B shares of Petrobras Energía, have been listed and began trading on the NYSE. Petrobras Energía S.A. is the successor issuer to Petrobras Energía Participaciones S.A., as contemplated by Rule 12g-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
All references in this annual report to:
“Petrobras Energía,” “PESA”, “the Company”, “we,” “us,” “our,” and similar terms refer to Petrobras Energía S.A. and its subsidiaries, but excludes affiliates and companies under joint control. Prior to July 2003, Petrobras Energía’s corporate name was Pecom Energía S.A. On March 27, 2009, the shareholders of Petrobras Energía approved the official change of the company’s corporate name from Petrobras Energía S.A. to Petrobras Argentina, S.A. As of the date of this annual report, the Company is in the process of completing the necessary formalities to complete this name change. See “Item 4. Information on the Company—Our History and Development”.
“Petrobras Energía Participaciones,” and “PEPSA” refer to Petrobras Energía Participaciones S.A.. Prior to July 2003, the corporate name of Petrobras Energía Participaciones was Perez Companc S.A.
“Petrobras” refers to Petróleo Brasileiro S.A. — PETROBRAS.
“Argentine pesos”, “pesos” or “P$” refer to the currency of the Republic of Argentina.
“U.S. dollars,” “US$” or “U.S.$” refer to the currency of the United States of America.
FORWARD LOOKING STATEMENTS
Some of the information included in this annual report contains information that is forward looking, including statements regarding capital expenditures, competition and sales, oil and gas reserves and prospects and trends in the oil and gas, refining and distribution, petrochemicals and electricity industries.
Certain statements contained in this annual report are forward-looking statements and are not based on historical facts, such as statements containing the words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed in “Item 3. Key Information—Risk Factors” and elsewhere in this annual report. Factors that could cause actual results to differ materially and adversely include, but are not limited to:
Changes in general economic, business, political or other conditions in Argentina or changes in general economic or business conditions in other Latin American countries;
The availability of financing at reasonable terms to Argentine companies, such as us;
The failure of governmental authorities to approve proposed measures or transactions described in this annual report;

Changes in the price of hydrocarbons and oil products;
Changes to our capital expenditure plans;
Changes in laws or regulations affecting our operations;
Increased costs; and
Other factors discussed under “Risk Factors” in Item 3 of this annual report.
Forward-looking statements speak only as of the date they were made. We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. In light of these limitations, you should not place undue reliance on forward-looking statements contained in this annual report.

PART I
Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not applicable.
Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

Item 3. KEY INFORMATION
SELECTED FINANCIAL DATA
The financial information set forth below may not contain all of the financial information that you should consider when making an investment decision. This information should be read in conjunction with, and is qualified in its entirety by reference to, the “Risk Factors” included in this annual report. See “—Risk Factors”. You should also carefully read our financial statements and “Item 5. Operating and Financial Review and Prospects” included in this annual report for additional financial information about us.
Our consolidated financial statements are prepared in accordance with regulations of the Argentine National Securities Commission (Comisión Nacional de Valores) (“CNV”), and, except for the matters described in Note 3 to our consolidated financial statements, with generally accepted accounting principles in Argentina (as approved by the Professional Council of Economic Sciences of the City of Buenos Aires, or its Spanish acronym “CPCECABA”), or Argentine GAAP. Argentine GAAP differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 20 to our financial statements provides a description of the principal differences between Argentine GAAP and U.S. GAAP, and Note 21 provides a reconciliation to U.S. GAAP of net income, shareholders’ equity and certain other selected financial data.
In compliance with Rule 3-09 of Regulation S-X, this annual report contains the audited financial statements of our equity investee, Petroritupano S.A., as of and for the years ended December 31, 2008 and 2007. The independent registered public auditors of Petroritupano S.A. indicated in their report that Petroritupano had not complied with various formal tax duties, which, pursuant to current tax regulations, may give rise to the payment of sanctions and interest amounting to approximately US$24 million. The independent registered public auditors had noted that the accruals and other liabilities caption of the balance sheet as of December 31, 2008 and net income for the year then ended were understated and overstated by such amount, respectively. We do not believe that this fact has had or will have a material impact on our financial results. As of December 31, 2009, this annual report also contains the unaudited financial statements of Petroritupano S.A. for comparative purposes, which includes the US$24 million adjustment to net income mentioned in the auditors report for the year ended December 31, 2008.
Proportional consolidation of companies under which we exercise joint control
In accordance with the procedure set forth in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Science (or its Spanish acronym “FACPCE”), we have consolidated our financial statements line by line on a proportional basis with the companies in which we exercise joint control (other than Compañía Inversora en Transmisión Eléctrica Citelec S.A., or “Citelec”). See “Item 5. Operating and Financial Review and Prospects — Proportional Consolidation and Presentation of Discussion”. In the consolidation of companies over which we exercise joint control, the amount of the investment in the companies under joint control and the interest in their income (loss) and cash flows are replaced by our proportional interest in the subsidiaries assets, liabilities and income (loss) and cash flows. In addition, related party receivables, payables and transactions within the consolidated group and companies under joint control are eliminated on a pro rata basis pursuant to our ownership share in that company.

Changes in professional accounting standards
On August 10, 2005, the Board of the CPCECABA approved Resolution CD No. 93/2005, which introduced a series of changes to professional accounting standards, effective for fiscal years beginning on or after January 1, 2006. Through General Resolution Nos. 485 and 487, dated December 29, 2005, and January 26, 2006, respectively, the CNV approved the aforementioned changes, which were effective for years beginning as from January 1, 2006.
Figures for the year 2005 have been restated to give effect to the aforementioned changes in the professional accounting standards.
The effects of these changes on our income statement and shareholders’ equity as of December 31, 2005 are described below:

	Gain (loss)	Increase (decrease)
	Income	Shareholders’ equity as of
	for 2005	December 31, 2005

Comparison with recoverable values (i)	(120)	(190)
Deferred tax (ii)	272	(1,060)

Total effect on unappropriated retained earnings	152	(1,250)
Deferred loss (iii)	—	(14)

Total effect on Shareholders’ equity	152	(1,264)

(i)
In calculating the recoverability of Property, plant and equipment and certain intangible assets, the recoverable value is considered to be the higher of the net realizable value and the discounted value of the expected cash flows. Before the changes in the standards, the book value was adjusted to its recoverable value if its carrying amount exceeded the undiscounted value in use. This first comparison has now been eliminated.

(ii)
The difference between the inflation-adjusted book value of Property, plant and equipment and other non-monetary assets and their tax basis is considered to be a temporary difference that gives rise to the recognition of a deferred liability, which — as provided by CNV General Resolution No. 487 — can either be booked or disclosed in notes to financial statements. The Company’s Management opted to book this effect.

(iii)
The effects of the translation of foreign operations net of the foreign-exchange differences generated by the debt denominated in foreign currency designated as hedge of net investment abroad no longer classified between liabilities and shareholders’ equity, and instead, are classified in shareholders’ equity.

New accounting standards
On December 30, 2009, the CNV issued General Resolution No. 562/09 providing for the application of FACPCE Technical Resolution No. 26 to certain entities admitted for the public offering of their shares or bonds under Law No. 17,811. FACPCE Technical Resolution No. 26 requires the application of the International Financial Reporting Standards issued by the International Accounting Standards Board, as from the fiscal year beginning on January 1, 2012. As of April 13, 2010 our management approved a plan for the adoption of such accounting standards.
U.S. GAAP Information
Neither the effects of inflation accounting nor the proportional consolidation of Distrilec Inversora S.A. (“Distrilec”) (for all years presented) or Petrobras de Valores Internacional de España S.L. (“PVIE”) (for the years ended December 31, 2007 and 2008 and for the three months ended March 31, 2009), jointly controlled companies under Argentine GAAP, have been reversed in the reconciliations to U.S. GAAP.
The proportional consolidation of Compañía de Inversiones de Energía S.A. (“CIESA”), another company under joint control in 2009, 2008, 2007, 2006 and 2005 under Argentine GAAP, has been reversed in the U.S. GAAP information. This reversal was a result of (1) CIESA having negative shareholders’ equity for each of those five years for purposes of U.S. GAAP, and (2) our not having assumed commitments to make capital contributions or to provide financial assistance to CIESA, which caused our interests in CIESA to be valued at zero.

The following tables set forth selected financial data including data for joint control companies consolidated under the proportional consolidation method, as of and for the years ended December 31, 2009, 2008, 2007, 2006 and 2005. The balance sheet information below for fiscal years ended December 31, 2006 and 2005 and the income statement information for the years then ended do not reflect the effects of the merger of Petrobras Energía Participaciones S.A. into Petrobras Energía S.A.
Petrobras Energía — Income Statement Data

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(in millions of pesos, except for per share amounts and
	number of shares or as otherwise indicated)

Argentine GAAP:
Net sales	11,972	15,175	13,458	11,745	10,655
Cost of sales	(8,858)	(11,000)	(10,111)	(8,062)	(6,848)

Gross profit	3,114	4,175	3,347	3,683	3,807
Administrative and selling expenses	(1,668)	(1,758)	(1,465)	(1,281)	(1,136)
Exploration expenses	(336)	(238)	(172)	(117)	(34)
Other operating expenses, net	(192)	(231)	(177)	(135)	(329)

Operating income	918	1,948	1,533	2,150	2,308
Equity in earnings of affiliates	210	305	176	219	281
Financial expenses and holding losses, net	(701)	(782)	(495)	(504)	(897)
Other income (expenses), net	1,288	(117)	139	99	(456)

Income before income tax and minority interest in subsidiaries	1,715	1,354	1,353	1,964	1,236
Income tax	(726)	(508)	(503)	(465)	(211)
Minority interest in subsidiaries	(64)	(70)	(88)	(83)	(54)

Net income	925	776	762	1,416	971

Basic/diluted Earning per share	0.916	0.769	0.755	1.403	0.962
Number of shares outstanding (in millions):
Class B	1,010	1,010	1,010	1,010	1,010

U.S. GAAP:
Net sales	10,017	12,639	10,926	9,646	8,970
Operating income	478	798	129	1,446	155
Income (loss) from continuing operations	175	167	(399)	977	(351)
(Loss) income from discontinued operations	(79)	267	375	318	260
Net income (loss)	96	434	(24)	1,295	(91)
Basic/diluted net income (loss) per share
Income (loss) from continuing operations	0.173	0.165	(0.395)	0.967	(0.348)
(Loss) income from discontinued operations	(0.078)	0.264	0.371	0.315	0.257

Petrobras Energía — Balance Sheet Data

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(in millions of pesos, except for per share amounts and number of
	shares or as otherwise indicated)
Argentine GAAP:
Consolidated Balance Sheet
Assets
Current assets
Cash	327	492	98	86	104
Investments	1,243	989	1,094	1,512	881
Trade receivables	1,792	1,635	1,605	1,438	1,626
Other receivables	2,467	1,595	2,659	1,226	663
Inventories	1,011	1,536	996	843	746
Other assets	269	5	—	1	—

Total current assets	7,109	6,252	6,452	5,106	4,020
Non-current assets
Trade receivables	202	154	228	124	78
Other receivables	790	522	657	691	672
Inventories	82	95	100	81	79
Investments	3,709	3,477	3,270	3,630	1,072
Property, plant and equipment	11,128	12,556	10,609	10,838	12,657
Other assets	63	35	41	41	47

Total non-current assets	15,974	16,839	14,905	15,405	14,605

Total assets	23,083	23,091	21,357	20,511	18,625

Liabilities
Current liabilities
Accounts payable	1,607	1,873	1,728	1,475	1,363
Short-term debt	2,508	2,445	1,922	2,646	1,805
Payroll and social security taxes	260	351	261	276	177
Taxes payable	415	463	280	360	255
Reserves	124	125	124	95	48
Other current liabilities	575	530	305	214	198

Total current liabilities	5,489	5,787	4,620	5,066	3,846
Non-current liabilities
Accounts payable	161	136	179	143	103
Long-term debt	4,590	5,152	5,430	4,716	5,708
Other liabilities	698	567	367	402	356
Taxes payable	1,451	1,501	1,428	1,492	1,404
Reserves	136	119	86	85	103

Total non-current liabilities	7,036	7,475	7,490	6,838	7,674

Total liabilities	12,525	13,262	12,110	11,904	11,520

Minority interest in subsidiaries	969	882	817	771	688
Total Shareholders’ Equity	9,589	8,947	8,430	7,836	6,417

Total liabilities and shareholders’ equity	23,083	23,091	21,357	20,511	18,625

Capital Stock	1,010	1,010	1,010	1,010	1,010

U.S. GAAP:
Total assets	20,161	20,502	19,343	18,049	16,181
Shareholders’ equity	9,537	8,886	8,689	7,786	6,502

EXCHANGE RATES
From April 1, 1991 until the end of 2001, the Convertibility Law No. 23,928 and Regulatory Decree No. 529/91 (together, the “Convertibility Law”) established a fixed exchange rate under which the Central Bank of Argentina (the “Central Bank”) was obliged to sell U.S. dollars at a fixed rate of one peso per U.S. dollar. On January 6, 2002, the Argentine Congress enacted the Public Emergency and Foreign Exchange System Reform Law No. 25,562 (the “Public Emergency Law”), which suspended certain provisions of the Convertibility Law, including the fixed exchange rate of P$1 to U.S.$1, and granted the Argentine government the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system, pursuant to the Public Emergency Law, the peso has been allowed to float freely against other currencies since February 2002.
The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in Argentine pesos per U.S. dollar and not adjusted for inflation. There can be no assurance that the Argentine peso will not depreciate or appreciate again in the future. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	Argentine peso per U.S. dollar
	High	Low	Average	Period-end
2010
June (1)	3.93	3.92	3.92	3.93
May	3.92	3.88	3.90	3.92
April	3.88	3.87	3.88	3.88
March	3.88	3.86	3.86	3.88
February	3.86	3.83	3.85	3.86
January	3.84	3.79	3.80	3.84
2009
December	3.83	3.79	3.81	3.80

For the year ended December 31,

2009	3.85	3.45	3.73	3.80
2008	3.47	3.37	3.42	3.45
2007	3.16	3.08	3.12	3.15
2006	3.08	3.05	3.06	3.07
2005	3.03	2.86	2.92	3.03

(1)	From June 1, 2010 through June 15, 2010.

EXCHANGE CONTROLS
Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. From December 1989 until April 1991, Argentina had a freely floating exchange rate for all foreign currency transactions, and the transfer of dividend payments in foreign currency abroad and the repatriation of capital were permitted without prior approval of the Central Bank. From April 1, 1991, when the Convertibility Law became effective, until December 21, 2001, when the Central Bank decided to close the foreign exchange market, the Argentine currency was freely convertible into U.S. Dollars.
On December 3, 2001, the Argentine government imposed a number of monetary and currency exchange control measures, which included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad without the Central Bank’s prior authorization subject to specific exceptions for transfers related to foreign trade. The Central Bank has gradually eased these restrictions with a view to gradually normalizing the domestic exchange market, and as a result, most restrictions relating to the repayment of foreign creditors and the payment of dividends to foreign shareholders have been lifted. In June 2003 the Argentine government set restrictions on capital flows into Argentina, which mainly consisted of a prohibition against the transfer abroad of any funds until 180 days after their entry into the country. Furthermore, in June 2005 the Argentine government established further restrictions on capital flows into Argentina, including increasing the period that certain incoming funds must remain in Argentina to 365 calendar days and requiring that 30% of such incoming funds be deposited with a bank in Argentina in a non-transferable, non-interest bearing account for 365 calendar days. Export and import financing operations, as well as primary public offerings of debt securities listed on self-regulated markets, among others, are exempt from the foregoing provision.

RISK FACTORS
Factors Relating to Argentina
Political and economic instability in Argentina has affected and may continue to adversely affect our financial condition and results of operations.
We are an Argentine corporation (sociedad anónima). As of December 31, 2009, approximately 79% of our total assets, 84% of our net sales, 80% of our combined crude oil and gas production and 80% of our proved oil and gas reserves were located in Argentina. Fluctuations in the Argentine economy and actions adopted by the Argentine government have had and may continue to have a significant impact on Argentine companies, including us. Specifically, we have been affected and may continue to be affected by inflation, interest rates, the value of the peso against foreign currencies, price controls, regulatory policies, business and tax regulations and in general by the political, social and economic scenario in Argentina and in other countries that may affect Argentina.
The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation.
During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis. See “Business Overview—Our Principal Market”. The crisis had significant and adverse consequences on our company, including (i) losses derived from the effects of the peso devaluation on our affiliates and our affiliates’ net borrowing position, which primarily was denominated in U.S. dollars, (ii) the impairment of the book value of certain gas areas and tax assets due to material changes in the prospects of our operations, (iii) a decrease in U.S. dollar cash flows due to the imposition of export taxes, (iv) limits on the availability in the financial market to renew our short-term lines of credit and the current portion of our medium and long-term financings at maturity and (v) restrictions on our ability to pass through the effects of inflation to the prices of products sold by us in the domestic market. In 2002, we reported a significant net loss and our liquidity was adversely affected. Within this context and in order to secure compliance with our financial commitments, we reduced our investment plan and reached an agreement with our financial creditors and holders of notes to extend the maturity profile of a substantial portion of our debt, at face value. As a result, capital expenditures in 2002, net of divestments, totaled only P$139 million, a relatively low amount compared to our historical average investment.
Although the Argentine economy has largely recovered from the crisis of 2001 and 2002, the global economic crisis that began in 2008 has led to a sudden deceleration of the economy in 2009, accompanied by political and social unrest, inflationary and peso depreciation pressures and lack of consumer and investor confidence. Uncertainty remains as to whether and how quickly Argentina may overcome the economic slowdown and regain economic growth, which depends on a variety of factors, including international demand for Argentine exports, the stability and competitiveness of the peso against foreign currencies, confidence among consumers and foreign and domestic investors and a stable and relatively low rate of inflation.
We cannot provide you with any assurance that future economic, social and political developments in Argentina, over which we have no control, will not adversely affect our financial condition or results of operations, including our ability to pay our debts at maturity or dividends.
The Argentine economy has been adversely affected by economic developments in other markets.
Financial and securities markets in Argentina are influenced by economic and market conditions in other markets worldwide. Although economic conditions vary from country to country, investors’ perceptions of events occurring in one country may substantially affect capital flows into and investments in securities from issuers in other countries, including Argentina. The Argentine economy was adversely impacted by the political and economic events that occurred during 2008, and continued to be affected by events in the economies of its major regional partners in 2009. Furthermore, the Argentine economy has been affected by events in developed economies which are trading partners or that impact the global economy. Consequently, there can be no assurance that the Argentine financial system and securities markets will not continue to be adversely affected by events in developed countries’ economies or events in other emerging markets. This could adversely affect our results of operations and financial condition.

A lack of financing for Argentine companies, whether due to government regulation or market forces, may negatively impact the execution of our strategic business plan.
The prospects for Argentine companies of accessing financial markets are limited in terms of the amount of financing available, and the conditions and cost of such financing. The default on the Argentine sovereign debt at the end of 2001, the global economic crisis that started in the fourth quarter of 2008 and the resulting international stock market crash and the insolvency of major financial institutions toward the end of 2008, have all significantly limited the ability of Argentine companies to access international financial markets as they have in the past.
Our ability to execute and carry out our strategic business plan depends upon our ability to obtain financing at a reasonable cost and on reasonable terms. In recent years, we have regularly obtained financing from the private pension fund system in Argentina, which has been a significant purchaser of our debt and shares. However, in November 2008 the Argentine National Congress passed a law eliminating the private pension system, mandating that funds administered by the private Retirement and Pension Funds Administrators (the “AFJP”), be transferred to a new administrator, the National Social Security Administrative Office (Administración Nacional de la Seguridad Social, or “ANSES”). Because the private pension funds until that moment had been major institutional investors in the Argentine capital markets, the transfer of their assets to a state-run administrator has led to a decline in liquidity in the local capital markets, and may further limit the sources of financing for Argentine companies, including us. If we are unable to gain access to international or local financial markets to refinance our indebtedness at reasonable cost and on reasonable terms, we may have to reduce our projected capital expenditures, which, in turn, may negatively affect the implementation of our business plan.
Fluctuations in the value of the peso may adversely affect the Argentine economy, our financial condition and the results of operations.
The value of the peso has fluctuated significantly in the past and may do so in the future. Since the end of the of P$1 to U.S.$1 parity in January 2002, the peso has fluctuated significantly in value. As a result, the Central Bank has taken several measures to stabilize the exchange rate. The marked devaluation of the peso in 2002 had a negative impact on the ability of the Argentine government and companies to honor their foreign currency-denominated debt, led to very high inflation initially and had a negative impact on businesses whose success depends on domestic market demand, including public utilities.
The significant peso devaluation during 2002 adversely affected our results of operations and financial condition. Substantially all of our financial debt and a significant portion of our affiliates’ debt were denominated in U.S. dollars. Before the enactment of the Public Emergency Law in January 2002, our cash flow, generally denominated in U.S. dollars or dollar-adjusted, provided a natural hedge against exchange rate risks. The Argentine regulatory framework after the enactment of the Public Emergency Law (which included the pesification of utility rates, regulatory issues related to the renegotiation of pesified utility rates, new taxes on hydrocarbon exports, and the implementation of regulations to prevent an increase in prices to final users in the domestic market and restrictions on exports), however, limited our ability to hedge the impact of the peso devaluation.
If the peso devaluates significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences to our business. On the other hand, a substantial increase in the value of the peso against the U.S. dollar also presents risks for the Argentine economy since it may lead to a deterioration of the country’s current account balance and the balance of payments.
We are unable to predict the future value of the peso against the U.S. dollar and how any fluctuations may affect the demand of our products and services. Moreover, we cannot assure you that the Argentine government will not make regulatory changes that prevent or limit us from offsetting the risk derived from our exposure to the U.S. dollar and, if so, what impact these changes will have on our financial condition and results of operations.
Inflation may escalate and undermine economic growth in Argentina and adversely affect our financial condition and results of operations.
In the past, inflation has undermined the Argentine economy and the government’s ability to stimulate economic growth. For example, during 2002, the Argentine consumers price index increased by 41%, and the wholesale price index increased by 118.2%. This inflation reflected both the effect of the peso devaluation on production costs and a significant change in relative prices, which was partially offset by the elimination of rate adjustments and a strong drop in demand as a result of the recession. According to inflation data published by the National Statistics Institute, in 2003, inflation slowed, with a 3.7% increase in the consumer price index and a 2.0% increase in the wholesale price index.

In addition, according to inflation data published by the National Statistics Institute, from 2004 to 2009, the Argentine consumer price index increased 6.1%, 12.3%, 9.8%, 8.5%, 7.2% and 7.7%, respectively; and the wholesale price index increased 7.9%, 10.8%, 7.1%, 14.4%, 8.8% and 10.3%, respectively.
Uncertainty surrounding future inflation may result in slowed economic activity and reduced growth. A return to a high inflation environment would also undermine Argentina’s foreign competitiveness by diluting the effects of the peso devaluation, with negative effects on the level of economic activity and employment. Sustained inflation in Argentina, without a corresponding increase in the price paid by consumers for our products in the local market would have a negative effect on our results of operations and financial condition. We cannot estimate how our activities and results of operations will be affected by inflation in the future.
Exchange controls in Argentina may impair our ability to service our foreign currency-denominated debt obligations and pay dividends.
After December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks, the obligation to deposit foreign currency from exports with the Argentine Central Bank, restrictions on the transfers of funds abroad as well as restrictions relating to the servicing of foreign debt. The Central Bank has since issued a number of regulations aimed at gradually normalizing the domestic exchange market and, as a result, most restrictions in connection with the repayment of foreign creditors and the payment of dividends to foreign shareholders have been lifted. Nevertheless, certain exchange controls, including those imposed on foreign loans to the Argentine private sector, remain in place, with related requirements concerning the term of such loans, their denomination and transferability. See “Item 3. Exchange Rates—Exchange controls,” and “Item 5. Description of Indebtedness.”
As a result of political and economic instability in Argentina, the Argentine Government may impose exchange controls and other related measures. If the Argentine Government imposes exchange controls and other restrictions on the transfer of funds, we may be unable to make principal or interest payments on our debt when it becomes due or to pay dividends.
Limits on exports of hydrocarbons and related oil products have affected and may continue to affect our results of operations.
In recent periods, the Argentine government has introduced a series of measures limiting exports of hydrocarbons and related oil products, which have prevented us from profiting from higher prices of these commodities in the international markets, and materially affected our competitiveness and results of operations.
In April 2004, in order to facilitate the recovery of natural gas prices, the Secretary of Energy entered into an agreement with natural gas producers requiring them to sell a specified amount of gas in the local regulated market. During 2006, the Secretary of Energy required producers to redirect gas earmarked for export to supply local thermal power plants and gas distribution companies. In January 2007, the Secretary of Energy confirmed that the ability to export hydrocarbons would be subject to the satisfaction of domestic demand and that exports would have to be authorized on a case-by-case basis by the Secretary of Energy. These measures prevent us from benefiting from higher margins in the international markets. In 2007, upon the expiration of the aforementioned agreement, the Argentine government and producers signed a new agreement effective until 2011 aimed at securing the domestic supply of gas.
Under these agreements, temporary limits on certain natural gas exports have been imposed to avoid a crisis in the local supply of natural gas, depriving us of higher margins in the international markets.
Pursuant to Resolution No. 1679/04, since December 2004, producers must obtain the approval of the Argentine government prior to exporting crude oil or diesel oil. To obtain this approval, exporters must demonstrate that they have either satisfied local demand requirements or have granted the domestic market the opportunity to acquire oil or diesel oil under terms similar to current domestic market prices and, in the case of diesel oil, they must also demonstrate, if applicable, that commercial terms offered to the domestic market are at least equal to those offered to their own gas station network. Furthermore, in December 2006, pursuant to Resolution No. 1338/06, the Secretary of Energy extended these regulations to the export of gasoline, fuel oil and fuel oil mixtures, diesel oil, aero kerosene, jet fuel, lubricants, asphalts, coke and by-products for use in the petrochemical industry. In January 2008 the Argentine government temporarily prohibited the exports of gasoline and diesel oil until the domestic market was fully supplied at the prices in force on October 31, 2007.
The extension or increase of these restrictions may significantly and adversely affect the profitability of our operations, preventing us from capturing the upside of export prices, and negatively impacting the total volume of refined products sold in the domestic market, due to our need to manage crude oil volumes processed in accordance with our storage capacity.

We cannot assure you that the Argentine government will not increase export restrictions on hydrocarbons and related oil products. If it were to do so, our financial condition and results of operations could be adversely affected.
Export taxes on our products have negatively affected, and may continue to negatively affect, the profitability of our operations.
On March 1, 2002, the Argentine government imposed a withholding tax on exports of hydrocarbons, initially lasting five years. This tax framework has prevented us from benefiting from significant increases in international prices for oil, oil related products and natural gas, hindered us from offsetting sustained increases in costs endemic to the energy industry, and materially affected our competitiveness and results of operations. Effective November 2007, the Ministry of Economy and Production adopted a more onerous method for calculating withholding taxes on exports of crude oil and certain oil by-products. See “Item 5. Operating and financial review and prospects—Factors affecting our consolidated results of operations—Regulations of the Energy Industry in Argentina—Withholding Taxes on Exports”.
We cannot assure you that the Argentine government will reduce current export tax rates or will not increase them further. We cannot predict the impact that any changes may have on our results of operations and financial condition.
Price controls have affected, and may continue to affect, our results of operations and capital expenditures.
The Argentine government has imposed a series of regulations on the energy sector to limit the prices charged to end users in an effort to reduce the inflationary impact of high international commodity prices and to guarantee domestic supply. These regulations have had a material adverse impact on our results of operations. See “Item 4. Regulation of our Business”.
a) Natural gas and electricity
Pursuant to the Public Emergency Law, we have been precluded from increasing the price of gas and electricity sold in the domestic market. This limitation, within the context of the peso devaluation and subsequent inflation, resulted in a substantial change in the economic and financial balance of our energy and gas-related businesses, affecting our results of operations and financial condition.
See “Item 5. Operating and Financial Review and Prospects—Analysis of Consolidated Results of Operations—Factors Affecting our Consolidated Results of Operations—Regulation of the Energy Industry in Argentina—Electricity Generation”. See “Item 4. Regulation of our Business—Modifications to the Regulatory Framework”.
Our results and capital expenditure plans may be adversely affected if (i) the agreed schedule of increases in natural gas prices or the commitments with respect to electricity price increases fail to be fully implemented by the Argentine government or (ii) the government applies its regulatory emergency authority or adopts other regulations to control prices or supply.
b) Downstream margins
The downstream business in Argentina has been and may continue to be subject to extensive regulatory changes that affect prices and profitability, and these changes have had and may continue to have an adverse effect on the results of our operations. Downstream margins in Argentina have significantly declined since the enactment of the Public Emergency Law. Since 2002, the Argentine government has actively intervened in the domestic fuel market to ensure full supply and to limit increases in the price of gasoline and diesel oil at the retail level that would have resulted from: (i) higher costs due to increases in crude oil international prices (ii) the peso devaluation and (iii) domestic inflation. During 2007, 2008 and 2009, some flexibility was reintroduced to the domestic market that allowed for gradual increases in fuel prices, which facilitated a partial recovery in marketing margins.
The Argentine fuel market has steadily grown over the last several years. To secure domestic supply, in the face of growing demand and the inability of Argentine refineries to significantly increase production levels, in 2006 the Secretary of Domestic Trade promulgated Resolution No. 25/2006, which required refining companies to supply all diesel oil market demand with a baseline equal to the same month of the prior year’s demand, plus an estimated market variation.

In order to comply with these restrictions, we were required to import 202 thousand cubic meters of diesel oil in 2008 and 208 thousand cubic meters in 2007. Considering the differential between import and retail diesel oil prices, we recognized losses of P$151 million and P$106 million in 2008 and 2007, respectively. In 2008, under Resolution No. 121/2008 issued by the Ministry of Federal Planning, Public Investment and Services, we were able to import diesel oil at domestic market prices under the Total Energy Program (“PET”), due to a provision whereby the Argentine Government subsidized the cost of imports. This subsidization significantly mitigated the losses we would have otherwise had to bear under the supply requirements of Resolution No. 25/2006.
In the future, subject to the production capacity of our plants and the real market growth levels, we may be required to continue importing diesel oil, which may affect our results of operations and financial condition.
We cannot assure you that the Argentine government will not make further regulatory changes that will adversely affect our results of operations and financial condition. See “Item 5. Factors Affecting Our Consolidated Results of Operations—Regulation of the Energy Industry in Argentina—Downstream Margins”.
The Argentine government and our affiliated utility companies are in the process of renegotiating utility contracts, and the recoverability of our investments in these affiliates depends on the successful completion of these negotiations.
The macroeconomic situation of the country after the enactment of the Public Emergency Law impacted the economic and financial condition of utility companies in Argentina. The combined effect of (i) the peso devaluation, (ii) the pesification of rates on a one-to-one basis and (iii) financial debts primarily denominated in foreign currency, adversely affected the utility companies’ financial condition, results of operations and ability to satisfy financial obligations and pay dividends. Although some of these utility companies have been successful in restructuring their indebtedness, their return to financial stability and profitability on a long-term basis depends on a successful negotiation of tariff increases with the Argentine government. The Utilities Contract Renegotiation and Analysis Committee (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos) (“UNIREN”), created by the Argentine government to provide assistance in the negotiation process, execute comprehensive or partial agreements with utility companies and submit regulatory projects related to provisional rate adjustments, is currently in the process of renegotiating contracts with our affiliates Edesur S.A. (“Edesur”) and Transportadora de Gas del Sur S.A. (“TGS”). See “Item 4. Business Overview—Gas and Energy—Gas Transportation—TGS—Regulated Energy Segment” and “Business Overview—Gas and Energy— Electricity—Electricity Distribution- Edesur” and “Regulation of Our Business—Argentine Regulatory Framework—Natural Gas and Electricity”.
We cannot assure you that these discussions will ultimately result in a level of tariff increases sufficient for our affiliated utility companies to return to financial stability and profitability in the near future or on a long-term basis.
Factors Relating to Our Business
Declines in the prices of crude oil and related oil products may have an adverse effect on our results of operations and financial condition.
A significant amount of our revenue is derived from sales of crude oil and related oil products. Factors affecting international prices for crude oil and related oil products include: political developments in crude oil producing regions; the ability of the Organization of Petroleum Exporting Countries (“OPEC”) and other crude oil producing nations to set and maintain crude oil production levels and prices; global supply and demand for crude oil; competition from other energy sources; government regulations; weather conditions and global conflicts or acts of terrorism. Changes in crude oil prices generally result in changes in prices for related products. International oil prices have fluctuated widely over the last ten years.
As of December 31, 2009, the WTI reached US$80 per barrel, with an average price of US$62 per barrel in 2009 compared to US$99.6 and US$72.3 in 2008 and 2007, respectively.
Substantial or extended declines in international prices of crude oil and related oil products may have a material adverse effect on our business, results of operations and financial condition, and the value of our proved reserves. In addition, significant decreases in the prices of crude oil and related oil products may cause us to reduce or alter the timing of our capital expenditures, and this could adversely affect our production forecasts in the medium term and our reserve estimates in the future.

Our crude oil and natural gas reserves estimates involve some degree of uncertainty and may prove to be incorrect over time.
The proved crude oil and natural gas reserves set forth in this annual report account for our estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable from known reservoirs under existing economic and operating conditions (i.e. with prices and costs as of the estimate date). Our proved developed crude oil and natural gas reserves are those that can be expected to be recovered through existing wells with existing equipment and operating methods. See “Item 4. Business Overview—Oil and Gas Exploration and Production—Reserves”.
Proved reserve estimates could be materially different from the quantities of crude oil and natural gas that are ultimately recovered, and downward revisions of our estimates could impact our future results of operations and business plan, including our level of capital expenditures.
We may not be able to replace our oil and gas reserves and this may have an adverse impact on our future results of operations and financial condition.
In recent years, we have experienced a decline in reserves and production. The possibility of replacing our crude oil and gas reserves in the future is dependent on our ability to access new reserves, both through successful exploration and reserve acquisitions. We consider exploration, which carries inherent risks and uncertainties, our main vehicle for future growth and reserves replacement.
Without successful exploration activities or reserve acquisitions, our proved reserves will decline as our oil and gas production will be forced to rely on our current portfolio of assets.
Further decline in reserves and production may limit the integration of our upstream and downstream operations, since maximizing the crude oil processing capacity of our refineries would require us to obtain a greater supply of our crude oil from third parties, including imports.
We cannot guarantee that our exploration, development and acquisition activities will result in significant additional reserves. If we are not able to successfully find, develop or acquire additional reserves, our reserves and therefore our production may continue to decline and, consequently, this may adversely affect our future results of operations and financial condition.
Our operations could be adversely affected by events beyond our control.
Our operations may be curtailed, delayed, interrupted or canceled as a result of weather conditions, mechanical difficulties, shortages or delays in the delivery of equipment, coercive actions and compliance with governmental requirements, or other events that could adversely impact our costs of production, results of operation and financial condition. For example, from March 9, 2007 to April 10, 2007, operations in Block 18, in Ecuador, were curtailed as a result of coercive actions taken by local communities. During this period, cumulative oil production decreased by approximately 305,000 barrels of oil equivalent in our participation. Future events beyond our control may affect our results of operations and financial condition.
Our activities may be adversely affected by events in countries in which we do business.
Our operations are concentrated in Latin America, a region that has experienced significant economic, social, political and regulatory volatility. In recent periods, many governments in Latin America have taken steps to assert greater control or increase their share of revenues from the energy sector, spurred by soaring oil and gas prices and nationalist politics. See “Item 4. Regulation of our Businesses—Regulatory Framework outside of Argentina—Petroleum and Gas”.
These risks are evidenced by changes in business conditions that we have experienced in Venezuela, Bolivia and Ecuador. See “Item 5. Factors affecting our Consolidated Results of Operations.” See “Item 4. Oil and Gas Exploration and Production—Production—Production Outside of Argentina”
We could be subject to organized labor action.
Many of our operations are highly labor-intensive and require a significant number of workers. The sectors in which we operate are largely unionized. We have experienced organized work disruptions and stoppages in the past, frequently due to strikes by employees of contractors we employ. We cannot assure you that we will not experience such disruptions or work stoppages in the future, and any such action could adversely affect our business and revenues.

During 2007 and 2008 unionized employees went on strike over salary increases, adversely affecting our operations. In 2008, in the Austral basin in Argentina, the pace of production slowed as a result of the labor strike held by our contractor’s employees throughout May 2008, with an adverse impact on production levels in subsequent months. In 2009, to a lesser extent, gas production in the Austral basin was affected by labor strikes by contractors’ personnel. See “Item 6. Directors, Senior Management, and Employees — Employees”
We do not maintain insurance coverage for business interruptions, including business interruptions caused by labor actions. Strikes, picketing or other types of conflict with the unionized personnel may adversely affect our results of operations and financial condition.
Our operations could cause environmental damage, and any changes in environmental laws may increase our operational costs.
Some of our operations are subject to environmental risks that may arise unexpectedly and result in material adverse effects on our results of operations and financial condition. We have not incurred in any material pollution liabilities as a result of operations to date. We cannot assure you that we will not incur in additional costs related to the environment in the future, which could negatively impact our results of operations and financial condition. In addition, we cannot assure that the insurance coverage that we maintain is adequate to cover the losses that may potentially arise from these environmental risks.
Furthermore, we are subject to extensive environmental regulation both in Argentina and in the other countries in which we operate. Local, provincial and national authorities in Argentina and other countries where we operate are moving towards more stringent enforcement of environmental laws, which may require us to incur in higher compliance costs. We cannot predict what effects this may have on our financial condition and results of operations.

Item 4. INFORMATION ON THE COMPANY
HISTORY AND DEVELOPMENT
History
Petrobras Energía
Petrobras Energía S.A. is a corporation (sociedad anónima) organized and existing under the laws of the Republic of Argentina and registered on November 17, 1947 with the Public Registry of Commerce, under No.759, page 569, Book 47, Volume A, with a term of duration expiring June 18, 2046. Our principal place of business is located at Maipú 1, (C1084ABA), Buenos Aires, Argentina. Telephone: 54-11-4344-6000, fax 54-11-4344-6315 and web site at www.petrobras.com.ar. Our process agent in the U.S. for certain contracts is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011. Our authorised representative in United States for our registration statement with SEC is Puglisi Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.
We are an integrated energy company, engaged in oil and gas exploration and production, refining, petrochemicals, electricity generation, transmission and distribution and hydrocarbon marketing and transportation. As of December 31, 2009, we conduct operations in Argentina, Bolivia, Brazil, Ecuador, Mexico, Colombia and Venezuela. Our operations are currently divided into four business segments that are in turn supported by corporate functions. The four business units are: (1) Oil and Gas Exploration and Production, (2) Gas and Energy, (3) Refining and Distribution, and (4) Petrochemicals.
Petrobras Energía was founded in 1946 as a shipping company by the Perez Companc family. In the mid-1950’s, Petrobras Energía began its forestry operations when it acquired an important forestry area in northeastern Argentina. In the 1960s, it began servicing oil wells; over time, its maritime operations were gradually discontinued and replaced by oil-related activities.
The development of Petrobras Energía’s oil and gas business is marked by two significant events. The first occurred in 1991 when Petrobras Energía was awarded concessions to operate Puesto Hernandez, one of the most important oilfields in Argentina in terms of reserves and production, and the Faro Vírgenes and Santa Cruz areas in the Austral basin. As a result of these concessions, Petrobras Energía has become one of the largest oil and gas producers in Argentina.
The second event that was a key factor in Petrobras Energía’s oil and gas operations growth abroad occurred in March 1994 when Petrobras Energía was awarded the Oritupano-Leona area in Venezuela. This was the first step towards a significant regional expansion of our businesses.
Between 1990 and 1994, many state-owned enterprises were privatized in Argentina. As a result, Petrobras Energía acquired interests in companies operating in the natural gas transportation and distribution, electricity generation, transmission and distribution, oil transportation, storage and shipment and refining sectors. These activities have formed the core of Petrobras Energía’s businesses.
Petrobras Energía has, in the past, conducted operations in other industries, including construction, real estate, telecommunications, mining and agriculture. Beginning in 1997, and through successive divestments, Petrobras Energía restructured its business strategy with a focus on the energy sector. As a result of these divestitures and the development of Petrobras Energía’s energy businesses, Petrobras Energía has become a vertically-integrated energy company.
On January 21, 2005, the shareholders’ meetings of Petrobras Energía, Eg3 S.A. (“Eg3”), Petrobras Argentina S.A. (“PAR”) and Petrolera Santa Fe S.R.L. (“PSF”), approved the merger of these companies, pursuant to which Petrobras Energía was the surviving company, having absorbed Eg3, PAR and PSF. The effective merger date was set at January 1, 2005, and as of that date, all assets, liabilities, rights and obligations of the absorbed companies were assumed by Petrobras Energía.
On March 27, 2009, the general regular and special shareholders’ meeting of Petrobras Energía approved the change of the Company’s corporate name to Petrobras Argentina S.A. The Company is in the process of completing the necessary formalities, including the registration of this name change before the relevant Argentine regulatory bodies, to make the change effective. As of the date of this annual report, the Argentine Securities Commission (in Spanish, Comisión Nacional de Valores, the “CNV”) has authorized the name change, and will send the record to the Superintendency of Legal Entities (in Spanish, the Inspección General de Justicia, the “IGJ”) for registration purposes, which is still pending.

Corporate reorganization of Petrobras Energía and Petrobras Energía Participaciones
On January 30, 2009, the special shareholders’ meetings of Petrobras Energía and Petrobras Energía Participaciones approved the merger of these two companies, pursuant to which Petrobras Energía Participaciones was merged and absorbed into Petrobras Energía, being Petrobras Energía the surviving company. The effective merger date was set at January 1, 2009, and as of that date all assets, liabilities, rights and obligations of the absorbed company were incorporated into Petrobras Energía. Immediately following the merger, Petrobras continued to hold 67.2% of the outstanding shares of Petrobras Energía. The Board of Directors of Petrobras Energía and Petrobras Energía Paticipaciones approved the merger agreement between the two companies on April 14, 2009. This reorganization was authorized by Resolution No. 16,131, of the CNV and is subject to registration with the IGJ.
As a result of this corporate reorganization, shareholders of Petrobras Energía Participaciones received shares of Petrobras Energía (in the United States, in the form of American Depositary Receipts), and the American Depositary Receipts of Petrobras Energía Participaciones were removed from listing on the NYSE and from registration with the SEC. Immediately subsequent to this exchange of shares, American Depositary Receipts, each representing 10 Class B shares of Petrobras Energía, were listed and began trading on the NYSE.
Capital Expenditures and Divestitures
For a description of our capital expenditures see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources”.
For a description of our most significant divestitures see “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Consolidated Results of Operations—Operations in Ecuador”, “—Sale of Petrobras Energía’s Interest in Petrobras de Valores Internacional de España S.L. (PVIE)”, “—Sale of the fertilizers business” and “—Changes in Our Portfolio”.

BUSINESS OVERVIEW
Our Strategy
Our long-term strategy is to grow as an integrated energy company in Argentina, while being a leader in profitability as well as social and environmental responsibility.
The main points of this strategy are:
•	Increasing oil and gas reserves and production through profitable operations with a commitment to social and environmental responsibility.
•	Seeking profitability in the downstream business in Argentina, through a balanced crude production — refining — logistics — distribution chain.
•	Generating energy solutions through the development of businesses in the gas and energy areas that will allow for capitalizing on the synergies with the natural gas reserves of the Petrobras group.
•	Consolidating our leading position in styrenics markets.
•	Maintaining financial solvency, while pursuing operating and management efficiency and the development of human resources.
In order to fulfill this strategy, we consider the following to be essential:
•	A commitment to protecting the quality of our goods and services, the environment and the health and safety of our employees, contractors and neighboring communities.
•	Adoption of, and compliance with, corporate governance practices in line with recognized best practices.
•	Maintenance of a management style that favors communication and teamwork, fostered by the value of the people that work in our organization.
•	Developing new business opportunities in order to maximize potential synergies and capitalize on complementary business opportunities with Petrobras.
We currently manage our activities, with the support of a corporate center, in four business segments: (1) Oil and Gas Exploration and Production, (2) Gas and Energy, (3) Refining and Distribution, and (4) Petrochemicals.

Our Principal Market
Petrobras Energía is an Argentine corporation. As of December 31, 2009, approximately 79% of total assets, 84% of net sales, 80% of combined crude oil and gas production and 80% of proved oil and gas reserves were located in Argentina. Fluctuations in the Argentine economy and actions adopted by the Argentine government have had and may continue to have a significant effect on Argentine private sector entities, including us. Specifically, we have been affected and may be affected by inflation, interest rates, the value of the peso against foreign currencies, price and export controls on oil and oil by-products, business regulations, tax regulations and in general by the political, social and economic environment affecting Argentina and other countries. See “Item 3. Risk Factors—Factors Relating to Argentina”.
Historically, the Argentine economy has been characterized by its macroeconomic instability and by periods of low or negative growth and high and variable levels of inflation and currency devaluation. In 1988, 1989 and 1990, the annual inflation rates were approximately 388%, 4,924% and 1,344%, respectively, based on the Argentine consumer price index and approximately 422%, 5,386% and 798%, respectively, based on the Argentine wholesale price index. As a result of inflationary pressures, the Argentine currency was devalued repeatedly during the 1960s, 1970s and 1980s. Macroeconomic instability led to broad fluctuations in the real exchange rate of the Argentine currency relative to the U.S. dollar. To address these pressures, the Argentine government implemented various plans and utilized a number of exchange rate systems and controls.
In the 1990s deep and drastic economic reforms were implemented in terms of state reform, privatization of public companies and utilities and opening of the economy. The pillar of the economic reform was the Convertibility Law enacted in 1991. The Convertibility Law fixed the exchange rate at one Argentine peso per U.S. dollar and required that the Central Bank maintain reserves in gold and foreign currency at least equivalent to the monetary base. Between 1991 and 1997, the economy experienced growth, with exchange stability and low inflation rates.
Partly due to the convertibility model, in 1998 the Argentine economy entered into a recession, hitting its lowest point in December 2001, which resulted in a massive withdrawal of deposits and capital outflow. In light of the situation, and with a fall in GDP of approximately 10%, the Argentine government implemented a number of monetary and exchange control measures, which proved to be insufficient and caused a sharp rise in social discontent. This triggered a political, social and economic crisis.
On January 1, 2002 Argentina suspended the payment of a portion of its sovereign debt. Later that month, the Argentine Congress enacted the Public Emergency Law, whereby monetary, financial and exchange measures were implemented to overcome the economic crisis in the short term. These events resulted in dramatic changes in the economic model and put an end to the U.S. dollar-peso parity, leading to a significant devaluation of the Argentine peso.
The Argentine government implemented a number of far-reaching initiatives, which included:
•	Pesification of certain assets and liabilities denominated in foreign currency that were held in Argentina;
•
Amendment of the charter of the Central Bank authorizing it to issue money in excess of the foreign currency reserves, grant short-term loans to the federal government and provide financial assistance to financial institutions with liquidity or solvency problems;

•	Pesification of, and elimination of indexing clauses for utility rates, fixing those rates in pesos at the P$1=US$1 exchange rate; and
•	Implementation of taxes on hydrocarbon exports and certain related oil products, among others.
In 2002, with an active intervention by the government in the development of the economy as a consequence of the significant political and economic changes that resulted from the severe crisis at the end of 2001, commercial and financial activities were virtually paralyzed, further aggravating the economic recession which resulted in a 10.9% decline in the GDP. Within this context, the peso devalued 238% against the dollar and wholesale inflation grew 118.2%. Towards the end of 2002, the Argentine government implemented different measures aimed at stimulating the economy and eliminating certain restrictions to gradually normalize the foreign exchange market and the commercial and financial flow of foreign currency.
In subsequent years, the activity level exhibited an accelerated recovery, taking advantage of existing idle capacity, a high real exchange rate and increased international prices for commodities. During this period, inflation remained stable and there was an excess supply of U.S. dollars, supported by a significant trade surplus. The Central Bank sought to prevent the nominal appreciation of the Argentine peso through the purchase of foreign currency, increasing its international reserves up to US$46 billion in 2007. During this stage, social indicators, such as unemployment, exhibited significant improvements.

The Argentine government has maintained a surplus in its public accounts, though increasingly reduced, to meet its financing needs. In 2005, the government was able to restructure the debt in default with 76% of creditors accepting the government’s exchange proposal, with reductions in principal amount, term extensions and reductions in interest rates. Early in 2006, Argentina prepaid the debt outstanding with the International Monetary Fund (“IMF”) (around US$10 billion) using freely available Central Bank reserves. Since the 2005 debt exchange and up through 2007, the Argentine country-risk remained below 500 basis points.
During 2008, unlike previous years and despite the benefit of record commodity prices, the foreign currency supply did not show a surplus, reserves at the Central Bank stagnated and the nominal exchange rate showed a depreciation, triggered by capital outflows. Within this context, and with the combined effect of an international context affected by the financial crisis and reduced domestic growth, the government was unable to raise sufficient voluntary funds to repay the debt and it had to resort mostly to intra-public sector financing. Consequently, the country-risk exhibited a clear upward trend, which was exacerbated as from September 2008 and reached approximately 1,800 basis points. By the end of 2008, Congress passed a bill that eliminated the private pension system and provided for a return to the public pension regime. This allowed the government to have additional funds available in the short term.
In 2009, the Argentine economy was affected by a serious drought that negatively impacted harvests, lower commodity prices and reduced external demand resulting from the global crisis. In this context, industrial production suffered a deeper impact than non-industrial activities. In addition, salaries increased less in real terms than in previous years.
The Argentine trade balance increased to over US$16 billion in 2009 as a result of imports shrinking more than exports. Exports were mainly affected by fewer sales of commodities due to the drought. In spite of this significant trade surplus, there was no foreign currency supply excess and the reserves at the Central Bank ended the year at levels similar to those recorded by the end of 2008. Private foreign currency demand was very high during the first part of the year, but then dropped progressively as a result of a more favorable domestic and overseas scenario. The peso-dollar exchange rate was consistent with this evolution, having a higher depreciation rate at the beginning of the year and a more stable behavior in the last months of the period. The exchange rate closed the year at P$3.80 = US$1.00 (a 10% depreciation), with an average of P$3.73 = US$1.00 in the twelve-month period.
The public sector kept a primary surplus, though lower than the previous year’s, with increases in pension contributions resulting from the nationalization of the private pension system in November 2008 and the application of the capital expansion of the IMF, but decreases in other income because of the weaknesses in the economy and lower international commodity prices. By the end of the year, the Argentine government announced an exchange offer for the debt which had not been restructured in 2005, and the renewed intent to renegotiate its debt with the Paris Club, still in default. Furthermore, they anticipated that US$6.6 billion of BCRA reserves could be applied to payments of that debt in 2010.
During the first quarter of 2010, according to private estimates1, the Argentine economy exhibited a strong recovery. Industrial activity, in turn, showed a substantially increase, with very strong rise in the agriculture and financial sector. Exports grew slightly, primarily due to an increase in commodity prices while the quantities did not vary significantly. On the other hand, imports rose sharply. This growth is mainly explained by the variation of quantities, as prices did not suffer major changes. Official price indices continue to show controlled inflation (9% year-over-year). In addition, salaries again showed increases of over 18% year-over-year.
In May 2010, the Argentine Government submitted a proposal to exchange bonds that did not participate in the 2005 restructuring, amounting to US$ 18.7 billion. The deadline to tender defaulted bonds for exchange was June 22, 2010. In accordance with preliminary estimates of June 22, 2010, the acceptance rate for the exchange was above 60% of the overall amount.
In addition, the government has used BCRA reserves to pay debt.
The exchange rate showed a depreciation of 8% in the first quarter of 2010 (year-over-year), closing at P $ 3.88 per dollar by the end of the quarter. The stability in the exchange rate against the U.S. dollar was provided by the BCRA through the sale and purchase of reserves. The financial system exhibited a growth explained by the higher number of dollar deposits.
The Argentine government maintained a positive nominal primary surplus, although it was reduced by 23% compared to the same period of previous year. Although the Government has benefits by the use of alternative financing such as the Central Bank’s profits, tax revenues continue to grow less than public expenditures.

[1]	Source: Fundación de Investigaciones Económicas Latinoamericanas (www.fiel.org).

OIL AND GAS EXPLORATION AND PRODUCTION
Overview
The core of our operations is the oil and gas exploration and production business segment, as it is a key link in our business chain. This business segment’s strategy is to increase oil and gas reserves and production through profitable operations with a commitment to social and environmental responsibility. This strategy is focused on four main initiatives:
•	Exploration efforts with a balanced portfolio;

•	Optimization and leverage of existing infrastructure;

•	Development and monetization of non-conventional gas reserves;

•	Portfolio management through acquisition of reserves and negotiations;
As of December 31, 2009, we participated in oil and gas exploration and production activities in Argentina, Venezuela (through our equity interest in mixed companies), Ecuador, Bolivia and Colombia. In addition, we act as a contractor and provide technical and operating support in Mexico.
As of December 31, 2009, our combined crude oil and natural gas proved reserves, including our share of the reserves of our unconsolidated investees, were estimated at 290.4 million barrels of oil equivalent, approximately 59% of which were proved developed reserves and approximately 41% of which were proved undeveloped reserves. Crude oil accounted for approximately 45% of our combined proved reserves, while natural gas accounted for about 55%. As of December 31, 2009, 80% of our total combined proved reserves were located in Argentina and 20% were located abroad.
During 2009, combined crude oil and natural gas production, including our share in the production of our unconsolidated investees, averaged 116.7 thousand barrels of oil equivalent per day. Crude oil accounted for approximately 59.5 thousand barrels per day, while natural gas accounted for approximately 343.6 million cubic feet per day. Approximately 71.3% of our oil production and 88.6% of our gas production is derived from our operations in Argentina.
Integration with our Refining and Distribution business segment enables us to process a large part of our crude oil production in Argentina. The Genelba Thermal Power Plant (“Genelba”), allows us to use approximately 100 million cubic feet of natural gas per day of our own reserves. In addition, Genelba Plus, which is placed contiguous to Genelba, uses 37 millon cubic feet of natural gas per day, which come mainly from own production. In addition, in Argentina our oil and gas exploration and production business segment supplies gas to our Petrochemical and Refining operations.
Our Oil and Gas Exploration and Production Interests
As is commonplace in the oil and gas exploration and production business, we generally participate in exploration and production activities in conjunction with joint venture partners. Contractual arrangements among participants in a joint venture are usually governed by an operating agreement, which provides that costs, entitlements to production and liabilities are to be shared according to each party’s percentage interest in the joint venture. One party to the joint venture is usually appointed as operator and is responsible for conducting the operations under the overall supervision and control of an operating committee that consists of representatives of each party to the joint venture. While operating agreements generally provide for liabilities to be borne by the participants according to their respective percentage interest, licenses issued by the relevant governmental authority generally provide that participants in joint ventures are jointly and severally liable for their obligations to that governmental authority pursuant to the applicable license. In addition to their interest in field production, contractual operators are generally paid their indirect administrative expenses on a monthly basis by their partners in proportion to their participation in the relevant field.
As of December 31, 2009, we had interests in forty-four blocks: twenty-six oil and gas production blocks (nineteen in Argentina and seven outside of Argentina) and eigthteen exploration blocks located within exploration areas or pending authorization for production (all of them located in Argentina). We were directly or indirectly the contractual operator of twenty-two of the forty-four blocks in which we had an interest.

As of December 31, 2009, our total gross and net productive wells were as follows:

	Oil	Gas	Total
Gross productive wells (1)	3,436	364	3,800
Net productive wells (2)	1,773	247	2,020

(1)	Refers to number of wells completed.

(2)	Refers to fractional ownership working interest in gross wells.
As of December 31, 2009, our total producing and exploration acreage, both gross and net, was as follows:

	Average
	Producing(1)		Exploration(2)
	Gross	Net(3)	Gross		Net(3)
	(in thousands of acres)

Argentina	3,286	1,800	18,238	(4)	6,487	(5)
Venezuela	485	125	—		—
Ecuador	25	7	256		77
Bolivia	56	56	—		—
Colombia	81	24	—		—

Total	3,933	2,012	18,494		6,564

(1)	Includes all areas in which we produce commercial quantities of oil and gas or areas in the development stage.

(2)	Includes all areas in which we are allowed to perform exploration activities but where commercial quantities of oil and gas are not produced or areas that are not in the development stage.

(3)	Represents our fractional ownership working interest in the gross acreage.

(4)	Includes 14,562 thousand exploration acres in offshore areas.

(5)	Includes 4,225 thousand exploration acres in offshore areas.
The following table sets forth the number of total wells we drilled in Argentina and outside of Argentina and the results for the relevant periods. A development well, for purposes of the following table, is one that justifies the installation of permanent equipment for the production of oil or gas. A well is deemed to be a dry well if it is determined to be incapable of commercial production. “Gross wells drilled” in the table below refers to the number of wells completed during each fiscal year, regardless of the spud date, and “net wells drilled” relates to our fractional ownership working interest in wells drilled. This table includes wells drilled by our consolidated subsidiaries, companies under joint control and unconsolidated investees.

	Year ended December 31,
	2009			2008			2007
			Rest of			Rest of			Rest of
			Latin-			Latin-			Latin-
	Argentina	Venezuela	America	Argentina	Venezuela	America	Argentina	Venezuela	America
Gross wells drilled:
Production:
Development wells:
Oil	86	21	—	144	23	128	184	20	112
Gas	6	—	1	15	—	3	13	—	6
Dry wells	—	—	—	—	1	—	2	—	—

Total	92	21	1	159	24	131	199	20	118

Exploration:
Exploratory wells:
Oil	1	—	—	3	—	—	5	—	—
Gas	—	—	—	—	—	1	1	—	1
Dry wells	6	—	—	10	—	—	3	—	—

Total	7	—	—	13	—	1	9	—	1

Net wells drilled:
Production:
Productive wells:
Oil	51	6	—	67	6	77	79.0	5	110.6
Gas	4	—	1	10	—	3	5.2	—	5.4
Dry wells	—	—	—	—	—	—	0.9	—	—

Total	55	6	1	77	6	80	85.1	5	116

Exploration:
Discovery wells:
Oil	—	—	—	1	—	—	1.1	—	—
Gas	—	—	—	—	—	0.3	0.5	—	0.4
Dry wells	2	—	—	2	—	—	1.3	—	—

Total	2	—	—	3	—	0.3	2.9	—	0.4

Production
Argentine Production
Oil and gas reserves in Argentina have followed a downward trend in recent years. According to official data from the Argentine Oil and Gas Institute, proved oil and gas reserves dropped by 6% and 35%, respectively, in the five-year period from 2004 to 2008. In the period from January to December 2009, oil production declined to an average of 623 thousand barrels per day, a slight decrease (1%) compared to the same period in 2008.
During the fiscal year ended December 31, 2009, according to the Argentine Oil and Gas Institute, our oil and gas production accounted for approximately 6% and 7% of total oil and gas production in Argentina, respectively, and positioned us as the fourth largest oil producer and the fifth largest gas producer in the country.
Rights to develop oil and gas fields in Argentina are granted through concessions and exploration permits. Concessions are generally granted for periods of 25 years and are typically renewable for a maximum term of ten years, and permits are generally granted for initial periods of four years. Concessionaires in Argentina are entitled to gross proceeds from production sales. All permanent fixtures, materials and equipment are under the control of the concessionaire, although they revert to the Argentine government at the end of the concession. Royalties based on production are paid to the respective Argentine provinces. These royalties are, in general, 12% of the wellhead price for oil and gas. The wellhead price is calculated by deducting freight and other expenses to make oil and gas available for sale from the sales price obtained in transactions with third parties, or from the product price prevailing in the domestic market if the product is subject to industrialization processes.
We transport our oil and gas production in several ways depending on the infrastructure available and the cost efficiency of the transportation system in a given location. We use the oil pipeline system and oil tankers to transport oil to our customers. Oil is customarily sold through contracts whereby producers are responsible for transporting produced oil from the field to a port for shipping, with all costs and risks associated with transportation borne by the producer. Gas, however, is sold at the delivery point of the gas pipeline system near the field and, therefore, the customer bears all transportation costs and risks associated therewith. Oil and gas transportation in Argentina operates in an “open access” non-discriminatory environment under which producers have equal and open access to the transportation infrastructure. We maintain limited storage capacity at each oil site and at the terminals from which oil is shipped. In the past, these capacities have been sufficient to store oil without reducing current production during temporary unavailability of the pipeline systems, due, for example, to maintenance requirements or temporary emergencies.
As of December 31, 2009, we owned 19 concessions in oil and gas production areas in Argentina. Our production is concentrated in four basins, the Neuquén, Austral, San Jorge and Noroeste basins. In the Neuquén basin—the most important basin in Argentina in terms of oil and gas production—we own approximately 590 thousand net acres. Our most important fields in the Neuquén basin are Puesto Hernández, 25 de Mayo-Medanito S.E. and Sierra Chata. In the Austral basin, we own approximately 1,995 thousand net acres, with Santa Cruz I and Santa Cruz II being our main concessions. As of December 31, 2009, we had 3,231 productive wells in Argentina.
Our proved reserves in Argentina as of December 31, 2009 were 85.1 million barrels of crude oil and 888.3 billion cubic feet of natural gas. For the year 2009, our average daily production was 42.4 thousand barrels of crude oil and 304.4 million cubic feet of natural gas. Oil and gas production activities in Argentina are mainly developed in mature fields undergoing secondary recovery operations, which are capital-intensive projects.

In 2009, we carried out an investment plan in line with reserve replacement and production goals, as a crucial step in securing sustainable growth. Our capital expenditures included the drilling of 47 producing wells, the repairing of 90 wells, the expansion of secondary recovery projects and the expansion of surface facilities in those areas in which we operate.
The international crisis by the end of 2008 had an impact on 2009 investment levels in the whole oil industry. Within this context, both the national and provincial governments played an active role in facilitating negotiation between operators and trade unions with the goal of reaching socially sustainable agreements and avoiding a significant impact on production activities. Petrobras Energía was an active player in these agreements, which secured the maintenance of employment levels in the oil and gas industry.
Production Outside of Argentina
As of December 31, 2009, 19.7% of our combined proved reserves were located outside of Argentina. In addition, as of December 31, 2009, approximately 28.7% of our oil production and 11.4% of our gas production came from outside of Argentina. As of that date, we also had working interests in seven oil and gas production blocks outside of Argentina: Oritupano Leona, La Concepción, Acema and Mata (through direct and indirect equity interest in Petroritupano S.A., Petroven-Bras S.A., Petrowayú S.A. and Petrokariña S.A.) in Venezuela, Block 18 in Ecuador, Colpa Caranda in Bolivia and Tibú in Colombia.
In April 2009, we sold our 60% remaining equity interest in PVIE, a holding company whose main asset through its 99.79% interest in Petrobras Energía Perú S.A.’s capital stock, is Lote X, to Petrobras International Braspetro (PIB BV), for total consideration of US$619.4 million. As of the date of this annual report, we no longer have any remaining interest in any operations in Peru. In the first quarter of 2009, our average daily production in Peru was 3.8 thousand barrels of oil equivalent, or 3.4% of our total production.
Venezuela
As of December 31, 2009, estimated proved oil and gas reserves attributable to operations in Venezuela amounted to 50.3 million barrels of oil equivalent, accounting for 17.3% of our total reserves. In 2009, oil and gas production attributable to operations in Venezuela averaged 10 thousand barrels of oil equivalent per day, representing 8.6% of our daily production. Our four areas under operation in Venezuela (through direct and indirect equity interest), Oritupano Leona, La Concepción, Acema and Mata, had 352 productive wells.
In 1994, Petróleos de Venezuela S.A. (“PDVSA”) awarded us the contract at the Oritupano-Leona field to provide exploration and production services for a 20-year period. In 1997, PDVSA awarded us three 20-year service contracts for the exploration and production of the La Concepción, Acema and Mata blocks.
In April 2005, the Venezuelan Energy and Oil Ministry (“MEP”) ordered PDVSA to convert existing operating agreements effective at that time into mixed-ownership companies in which the Venezuelan government, through PDVSA, would own at least a majority stake.
In August 2006, the conversion operating agreements were signed. The agreements provided that the equity interest of private partners in such mixed companies would be of 40%, with the remaining 60% to be held by the Venezuelan government. As a result, our direct and indirect interests in the mixed-ownership companies operating the areas of Oritupano Leona, La Concepción, Mata and Acema (operated by Petroritupano S.A., Petrowayú S.A., Petrokariña S.A. and Petroven-Bras S.A., respectively) were reduced to ownership interests of 22%, 36%, 34.5% and 34.5% (31.4% as of December 31, 2009, resulting from the sale of our equity interest in PVIE. See “Item 5. Operating and Financial Review and Prospects-Factors Affecting Our Consolidated Results of Operations-Sale of Petrobras Energía’s Interest in Petrobras de Valores Internacional de España S.L. (PVIE)”), respectively. Additionally, the Corporación Venezolana del Petróleo S.A. (“CVP”) recognized a divisible and transferable credit in favor of the Company in the amount of US$88.5 million, which would not accrue interest and could be applied toward the acquisition of bonds to be used in any new mixed ownership project for oil exploration and production activities, or licenses for gas exploration and production operations in Venezuela. Since no projects for which the credit is eligible for investment have materialized, our efforts to transfer the credit to third parties have been unsuccessful, and alternative uses of the credit cannot be anticipated, as of December 31, 2007 we wrote down the carrying value of the credit to zero.
Mixed-ownership companies are required to sell all liquid hydrocarbons and the associated natural gas they produce to PDVSA (when so provided in the agreement) according to a price formula that uses international benchmarks such as the price of WTI crude and the cost of Well Test Services (“WTS”).

Mixed companies are subject to royalty payments of 33.33% based on production. In addition, they are required to pay to the Venezuelan government an amount equivalent to any difference between (1) 50% of the value of oil and gas sales during each calendar year and (2) the sum of total royalty payments made during such year plus income tax and any other tax or duty calculated on the basis of the sales revenues paid during such year.
Additionally, since April 2008, with the enactment of the Special Tax Law on Extraordinary Prices of the International Hydrocarbon Market, a special tax payable by companies exporting or transporting liquid hydrocarbons and oil by-products abroad will be applicable when the average Venezuelan basket price of crude oil exceeds, in any month, US$70 per barrel. The special tax per barrel is 50% of the difference between the aforementioned monthly average price and the US$70 threshold price. In addition, when such average price exceeds US$100, the special tax per barrel, applicable to any difference in excess of the US$100 threshold, will be 60%.
Ecuador
In Ecuador we, through our subsidiary EcuadorTLC S.A., operate Block 18 under a participation agreement, in which, as of December 31, 2009, we hold a 30% interest. As of December 31, 2009, estimated proved oil and gas reserves attributable to our operations in Ecuador amounted to 4.1 million barrels of oil equivalent, accounting for 1.4% of our total reserves. In 2009, our oil production in Ecuador averaged 3 thousand barrels per day, accounting for 2.6% of our total average daily production in barrels of oil equivalent. As of December 31, 2009, Block 18 had twenty-seven productive wells, twenty-five located at the Palo Azul field and two located at the Pata field. Block 18 also has a plant with a treatment capacity of 40 thousand barrels of oil per day.
Block 18 comprises the Pata and Palo Azul fields, which are located in the Oriente Basin. Block 18 covers approximately 84,360 net acres and has a significant potential of 26º to 33° API gravity light crude oil reserves. We acquired a 70% working interest in Block 18 in 2001. The concession for production activities in Block 18 was initially granted for a 20-year term, which commenced in October 2002. Production agreements relating to Block 18 provide for the free availability of the crude oil output and a share in production in favor of the Ecuadorian state.
On January 11, 2007 the Ministry of Energy and Mines of Ecuador approved a preliminary agreement entered into with Teikoku Oil Co. Ltd. (“Teikoku”) in January 2005, whereby we assigned 40% of our rights and obligations under the Block 18 Participation Agreement to Teikoku. On October 24, 2008, Petroecuador, the Ecuadorian national oil company, incorporated Teikoku Oil Ecuador, a subsidiary of Teikoku, as a partner in the Block 18 agreements. On October 27, 2008, the transfer of our interest to Teikoku, and consequent reduction in our interest in Block 18 from 70% to 30% was completed when Petroecuador registered the assignment agreement with the National Hydrocarbons Board.
On October 31, 2008, EcuadorTLC S.A., Teikoku Oil Ecuador and Petroecuador, among others, executed the Amendment Agreements, which, among other things, govern the operation of Block 18 for one year, which was subsequently extended to October 2010. During that period, negotiations will be conducted to determine whether or not such agreements will be converted into a new contractual modality. Under these Amendment Agreements, the Ecuadorian Government’s share in Pata and Palo Azul fields’ production increased to 40% and 60%, respectively. In addition, under the Tax Equity Law, the Ecuadorian state receives 70% of the revenues when prices exceed the base price of US$45.43 per barrel.
Amendment of the Hydrocarbon Law in Ecuador
In April 2006, the Ecuadorian government approved Law 42, which assigned the Ecuadorian state a share of at least 50% of the revenues from any increase in the average monthly sales price of Ecuadorian crude oil. In October 2007, the Ecuadorian state’s share was increased to 99%. During 2008, EcuadorTLC S.A. and Petroecuador conducted negotiations, which resulted in the execution of the aforementioned Amendment Agreements. See “Item 5. Factors affecting our consolidated results of operations — Operations in Ecuador.”
Ship or Pay Obligations with Oleoducto de Crudos Pesados (“OCP”)
We executed a transportation agreement with OCP whereby we acquired an oil transportation capacity of 80 thousand barrels per day for 15 years, starting November 10, 2003. Under the “ship or pay” clause included in the agreement, we must pay a fee covering OCP operating costs and financial services, even where no crude oil is transported, which as of December 31, 2009, amounted to US$2.13 per barrel. We expect oil production to be lower than the aggregate committed transportation capacity. This assumption is based on our current assessment of reserves in Ecuador. Considering these factors and with a view to reduce their impact, we periodically enter into agreements to reduce our committed transportation capacity exposure. On December 31, 2008, we signed an agreement with Petroecuador concerning the use of the oil transportation capacity committed under the agreement with OCP. The Ecuadorian Government has undertaken the commitment, beginning January 1, 2009, to transport a minimum of 33,000 barrels per day of its crude oil, then 48,000 barrels per day since 2010 up to a maximum of 70,000 barrels per day until the year 2018. During 2009, Petroecuador transported an average of 37,444 barrels per day.

In addition, we sold a portion of our transportation capacity (at an average amount of 8,000 barrels per day from July 2004 to January 2012). The impact of our “ship or pay” commitment is factored into our calculations on asset recoverability in Ecuador.
As a result of the agreement signed with Teikoku, 40% of our net contractual obligation with OCP was assumed by Teikoku Oil Ecuador, according to the terms of the assignment agreement of 40% of Block 18. See “Item 5. Factors affecting our consolidated results of operations — Operations in Ecuador.”
Bolivia
As of December 31, 2009, we held a 100% interest in the Colpa Caranda Block in Bolivia. The Colpa Caranda Block covers approximately 56,000 net acres located in the Sub Andina Central basin and has sixty-three producing wells.
As of December 31, 2008, estimated proved oil and gas reserves attributable to operations in Bolivia amounted to 23 million barrels of oil equivalent. However, on January 25, 2009, Bolivia adopted a new constitution that prohibits private ownership of the country’s oil and gas resources. In light of the new constitution, we were required to write off all of our proved reserves in Bolivia at the end of 2009. We continue to report production from our operations in Bolivia under our existing contracts in that country.
In 2009, our net daily production in Bolivia under the economic method was 6.4 thousand barrels of oil equivalent or 5.5% of our total production. These fields, which originally exported gas to Argentina, currently prioritize delivery of gas to the Santa Cruz-São Paulo pipeline that transports gas to Brazil.
We have operated the Colpa Caranda Block in Bolivia since 1989. Under a contract signed with the Bolivian national oil company, YPFB in October 2006, we now perform exploration and production activities at our own risk and for our own account in the Colpa Caranda Block, but on behalf of and in the name of the YPFB. Under the current agreement, YPFB owns the hydrocarbons and pays royalties, direct interest and direct tax on hydrocarbons, which in the aggregate amount to 50% of the production valued on the basis of sales prices discounted for costs of transport through pipelines from Colpa field to Brazil. Of the remaining amounts, 80% is used to pay for operating services provided by us, including depreciation. Any remainder is shared between YPFB and us on the basis of an index calculated based on production volumes, depreciation rates, prices and taxes paid, among other items. The agreement was approved on April 23, 2007 and became effective on May 2, 2007. In previous years, we operated the block under a shared risk contract whereby the block had free oil production availability.
Colombia
As of December 31, 2009, we were involved in the development of the Tibú Field in the Catatumbo basin, Colombia through our 30% interest in the Tibú Consortium. This consortium signed an agreement with the Colombian state-owned company, Ecopetrol, for the development of the Tibú field.
As of December 31, 2009, estimated proved oil and gas reserves attributable to operations in Colombia amounted to 2.8 million barrels of oil equivalent, accounting for 1% of our total reserves. In 2009, our net daily production was 0.1 thousand barrels of oil equivalent.
In April 2010, the Tibú Consortium officially communicated to Ecopetrol its decision to discontinue its operations in the Tibú field. With this decision, we relinquished our sole asset in Colombia.

Statistical Information Relating to Oil and Gas Production
The following table sets forth our oil and gas production during 2009. Production figures represent our working interest in production (and are therefore net to us). In addition, the table includes our working interest in each field, the number of producing wells and the expiration date of the concessions, in each case as of December 31, 2009. Although some of these concessions may be extended at their expiration, the expiration dates set forth below do not include any extensions.

					Oil and
			2009 Production		Gas
Production Areas	Location	Basin	Oil(1)	Gas(2)	Wells	Interest		Expiration
Argentina:

25 de Mayo — Medanito S.E.	La Pampa and Río Negro	Neuquén	4,046	4,208	607	100.00%		2016
El Mangrullo	Neuquén	Neuquén	16	12,874	10	100.00%		2025
Jagüel de los Machos	Río Negro and La Pampa	Neuquén	1,504	2,874	133	100.00%		2015
Puesto Hernández	Mendoza and Neuquén	Neuquén	2,591	—	810	38.45%		2016
Bajada del Palo	Neuquén	Neuquén	111	9	27	17.9	%(6)	2015
Santa Cruz II	Santa Cruz	Austral	823	5,001	70	100.00%		2017/2028
Río Neuquén	Neuquén and Río Negro	Neuquén	398	10,316	127	100.00%		2017/2027
Entre Lomas	Neuquén and Río Negro	Neuquén	857	1,125	463	17.9	%(6)	2016
Veta Escondida and Rincón de Aranda	Neuquén	Neuquén	—	—	—	55.00%		2027
Aguada de la Arena	Neuquén	Neuquén	65	6,897	13	80.00%		2036
Santa Cruz I	Santa Cruz	Austral	1,215	48,302	104	71.00%		2017/2035
Sierra Chata	Neuquén	Neuquén	64	12,601	54	45.55%		2023
Atuel Norte	Mendoza	Neuquén	3	—	6	33.33	%(6)	2015
La Tapera — Puesto Quiroga	Chubut	San Jorge	139	—	—	35.67	%(6)	2017
El Tordillo	Chubut	San Jorge	2,925	—	731	35.67	%(6)	2016
Aguaragüe	Salta	Noroeste	108	6,528	43	15.00	%(6)	2017/2023
Estancia Agua Fresca	Santa Cruz	Austral	474	387	8	50.00%		2033
Gobernador Ayala	Mendoza	Neuquén	111	—	20	22.51	%(6)	(3)
Agua Amarga	Río Negro	Neuquén	22	—	5	17.90	%(6)	2013

Total Argentina			15,472	111,122	3,231

Outside of Argentina:
Colpa Caranda (4)	Bolivia	Sub Andina	441	11,475	63	100.00%		2029
Oritupano Leona (5)	Venezuela	Oriental	2,016	—	194	22.00	%(6)	2025
Acema (5)	Venezuela	Oriental	199	865	19	31.36	%(6)	2025
La Concepción (5)	Venezuela	Lago Maracaibo	945	813	101	36.00	%(6)	2025
Mata (5)	Venezuela	Oriental	228	423	38	34.49	%(6)	2025
Lote X (7)	Perú	Talara	1,248	733	—			2009
Block 18	Ecuador	Oriente	1,108	—	27	30.00%		2022
Tibú (8)	Colombia	Catatumbo	50	—	127	30.00	%(6)	2010

Total Outside of Argentina			6,235	14,309	569

Total			21,707	125,431	3,800

(1)	In thousands of barrels.

(2)	In millions of cubic feet.

(3)	We have filed an application for an exploitation concession with respect to this field, which is still pending approval.

(4)	Production from Colpa Caranda block was calculated using the “economic method”.

(5)	Indirect interests through mixed companies.

(6)	Areas operated by third parties.

(7)	Working interest held through PVIE, which was sold in April 2009.

(8)	This asset was relinquished in April 2010.

The following table sets forth our average daily production of oil, including other liquid hydrocarbons, for the fiscal years ended December 31, 2009, 2008 and 2007. This table includes our net share of production of consolidated subsidiaries, companies under joint control and unconsolidated investees.

	Year ended December 31,
	2009	2008	2007
	(average barrels per day)
Argentina	42,389	43,016	46,700
Venezuela	9,282	12,611	13,945

Rest of Latin-America	7,801	20,143	24,980

Total	59,472	75,770	85,625

The following table sets forth our average daily gas production for the fiscal years ended December 31, 2009, 2008 and 2007. This table includes our net share of production of consolidated subsidiaries, companies under joint control and unconsolidated investees.

	Year ended December 31,
	2009	2008	2007
	(average thousand cubic feet per day)
Argentina	304,444	266,492	261,529
Venezuela	5,756	7,855	11,540

Rest of Latin-America	33,442	43,894	44,947

Total	343,642	318,241	318,016

The following table sets forth the average sales price per barrel of oil and per million cubic feet of gas for each geographic area for the fiscal years ended December 31, 2009, 2008 and 2007, of our consolidated subsidiaries, companies under joint control and unconsolidated investees.

	Year ended December 31,
	2009	2008	2007
Argentina:
Oil (in pesos per barrel of oil equivalent)	149.7	135.6	126.3
Gas (in pesos per million cubic feet)	5.7	4.6	4.1

Venezuela(1):
Oil (in pesos per barrel of oil equivalent)	206.5	270.4	187.4

Rest of Latin-America(2):
Oil (in pesos per barrel of oil equivalent)	175.8	280.2	202.5
Gas (in pesos per million cubic feet)	17.4	17.5	10.8

(1)	Figures are translated into Argentine pesos at historic exchange rates, calculated as the average of rates for each year.

(2)	Figures are translated into Argentine pesos at historic exchange rates, calculated as the average of monthly average exchange rates for each year.

The following table sets forth our average lifting cost, royalties and depreciation cost of oil and gas fields in each geographic area for the fiscal years ended December 31, 2009, 2008 and 2007. This table includes our net share of production of our consolidated subsidiaries, companies under joint control and unconsolidated investees.

	Year ended December 31,
	2009	2008	2007
	(in pesos per barrel of oil equivalent)
Argentina:
Operating cost	24.16	19.83	17.27
Royalties	11.82	11.01	9.13
Depreciation	26.00	21.70	17.09

Total	61.98	52.54	43.49

Venezuela(1):
Operating cost	55.91	71.35	35.02
Royalties	58.32	78.70	50.82
Depreciation	27.13	24.93	21.97

Total	141.36	174.98	107.81

Rest of Latin-America(2):
Operating cost	16.82	14.60	11.55
Royalties	15.08	52.16	48.55
Depreciation	10.34	9.94	16.24

Total	42.24	76.70	76.34

(1)	Figures are translated into Argentine pesos at historic exchange rates, calculated as the average of rates for each year.

(2)	Figures are translated into Argentine pesos at historic exchange rates, calculated as the average of monthly average exchange rates for each year.

Exploration
We consider exploration our main vehicle for future growth and the replacement of reserves. Our strategy is focused on constantly searching for new exploration opportunities aligned with our growth targets. In exploring Argentina’s offshore areas, we use the expertise and know-how of Petrobras, a world leader in offshore exploration and a pioneer in deep and ultra deep-water activities.
The following table lists exploration areas as of December 31, 2009, the location and basin of each area, our net working interest and the expiration date for the exploration authorization.

	Location	Basin	Interest		Expiration
Argentina:
Glencross	Santa Cruz	Austral	87.00%		2033
Estancia Chiripá	Santa Cruz	Austral	87.00%		2032
Cerro Manrique	Rio Negro	Neuquén	50.00%			(1)
Parva Negra	Neuquén	Neuquén	100.00%		2001	(2)
Cerro Hamaca Norte	Mendoza	Neuquén	39.64	% (3)	2004	(2)
Puesto Oliverio	Santa Cruz	Austral	50.00%		2006	(2)
El Campamento	Santa Cruz	Austral	50.00%		2006	(2)
El Cerrito Oeste	Santa Cruz	Austral	50.00%		2006	(2)
Chirete	Salta	Noroeste	100.00%		2012
Hickman	Salta	Noroeste	50.00	%(3)	2015
Rio Colorado	Salta	Noroeste	30.00	%(3)	2013
Enarsa 1	Continental Shelf	Offshore Argentina	25.00	%(3)	2020
Enarsa 3	Continental Shelf	Offshore Argentina	35.00%		2020
Río Atuel	Mendoza	Neuquén	33.33	%(3) (4)	2015
Bloque CAA 40	Continental Shelf	Offshore Argentina	33.00	%(3)	2010
Bloque CAA 46	Continental Shelf	Offshore Argentina	33.00	%(3)	2010
Borde del Limay	Neuquén	Neuquén	85.00	%(4)	2013
Los Vértices	Neuquén	Neuquén	85.00	%(4)	2013

(1)	The grant of an exploration permit is still pending as of the date of this annual report.

(2)	We have filed an application for an exploitation concession with respect to this field, which is still pending approval as of the date of this annual report.

(3)	Areas operated by third parties.

(4)	These concessions were obtained during 2009.
Exploration in Argentina
As of December 31, 2009, we held interests in approximately 18,238 thousand gross exploration acres in Argentina, of which 14,562 thousand are located in offshore areas.
In 2008, we entered into a joint venture agreement with Repsol-YPF, which acted as operator, in CGSJ Marina-1 block in Golfo San Jorge basin, Argentina, with a 33% working interest. In accordance with the exploratory plan, four wells were drilled. The first was drilled in 2008, and the other three were drilled during 2009. These wells were later abandoned because of unfavorable results and the block was returned.

In addition, in 2008 we entered into a joint venture agreement for the exploration of the CAA-40 and CAA-46 blocks in the offshore Malvinas basin. We hold a 33% interest in this consortium, and the other parties are Repsol-YPF (33.5%), which is the operator, and Pan American Energy (33.5%). During 2009, Repsol-YPF continued to perform geological and geophysical, environmental impact and meta oceanic surveys.
In 2009, four onshore wells were drilled: one in the Austral basin and three in the Neuquén basin, one of which was a productive well and another one of which had gas and oil shows and, as of the date of this annual report, is pending completion.
In 2009, we reconducted 2D seismic surveys over 2,400 km at Río Colorado in the Noroeste basin.
In 2009 we obtained the concession of three new blocks in the Neuquén basin: Río Atuel, Los Vértices and Borde del Limay, which involve 3-year investment commitments for the exploratory stage, in the case of the Rio Atuel block, and 4-year investment commitments for the exploratory stage in the case of the other two blocks.
The Río Atuel block has a surface of 2,000 km2 and is located in the province of Mendoza. We hold a 33.33% interest in this consortium and the other parties are Tecpetrol, which is the operator, and Petrolera El Trébol, both holding a 33.33% interest. Borde del Limay and Los Vértices blocks, which have a surface of 368 km2 and 59 km2, respectively, where we will act as operator, are located in the province of Neuquén.

Reserves
We believe our estimates of remaining proved recoverable oil and gas reserve volumes to be reasonable. Pursuant to Rule 4-10 of Regulation S-X, promulgated by the SEC, proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs, under existing economic and operating conditions, i.e., prices and cost at the date of estimation. DeGolyer and MacNaughton audited approximately 70% of our estimated reserves as of December 31, 2009. The reserves not audited by DeGolyer and MacNaughton are in areas where we do not act as operator. The audit covered 100% of the estimated reserves located in areas operated by us. DeGolyer and MacNaughton concluded that the proved oil and natural gas reserve volumes covered by the audit are reasonable and that reserve estimates have been prepared in accordance with Rule 4-10 of Regulation S-X and in accordance with oil and gas reserve disclosure provisions of the Financial Accounting Standards Board — FASB Statement of Financial Accounting Standards No. 69 — Disclosures about Oil and Gas Producing Activities. We resolved all questions that arose during the course of the audit process to the auditor’s satisfaction. See the reserves audit report by DeGolyer and MacNaughton, dated June 14, 2010, as Exhibit 4.8 to this annual report.
As of December 31, 2008 and 2007, 70% and 71% of our estimated reserves, respectively, were audited by DeGolyer and MacNaughton.
Internal Control over Proved Reserves
The reserves estimation process begins with an initial evaluation of our assets by geophysicists, geologists and engineers. A Reserves Coordinator (Coordinador de Reservas or RC) safeguards the integrity and objectivity of our reserves estimates by supervising and providing technical support to technical teams who are responsible for preparing the reserves estimates. Our technical teams have degrees in geophysics, geology, petroleum engineering and accounting and are trained internally in reserves estimates seminars. The RC is responsible for consolidating and auditing the reserves estimation process in compliance with the SEC reserve guidlines. The technical person primarily responsible for overseeing the preparation of our reserves is a member of the SPE (Society of Petroleum Engineers), with 19 years of experience in exploration and production activities and who has been with PESA for 19 years. Our reserves estimates are approved by the Oil and Gas Exploration and Production Director and presented to our Executive Committee.
Most of the reserve estimates related to areas in which we do not act as operator were prepared by the operators and subsequently reviewed by our petroleum engineers before making the assessment of our proved reserves. The reported hydrocarbon reserves were estimated based on professional, geological and engineering judgment and on information supplied by us prior to January 9, 2010. Thus they are subject to revisions, upward or downward, as a result of future operations or as additional information becomes available. DeGolyer and MacNaughton’s audit examination included those tests and procedures considered necessary by them in view of the circumstances prevailing in each case. These tests and procedures included a review of the appropriateness of the methodologies employed by us in estimating reserves, the adequacy and quality of the data obtained and used by us in estimating reserves, the scope and completeness of the process used by us in estimating reserves and our classification of reserves in accordance with relevant definitions and guidance, as well as an economic test of the proved developed and total proved categories of reserves for each audited property.
An audit of proved reserves is an examination of proved reserves that is conducted by the auditor for the purpose of expressing an opinion as to whether such reserve information, in the aggregate, is reasonable. The estimation of reserves is an imprecise science due to many unknown geologic and reservoir factors that can only be estimated through sampling techniques. Since reserves are therefore only estimates, they cannot be audited for the purpose of verifying exactness. Instead, reserve information is audited for the purpose of reviewing in sufficient detail the policies, procedures and methods used by us, engaged in the exploration and production of oil and gas in estimating our reserves so that the auditor may express an opinion as to whether, in the aggregate, the reserve information furnished by us is reasonable.
As of December 31, 2009, liquid hydrocarbon and natural gas proved developed and undeveloped reserves amounted to 290.4 million barrels of oil equivalent (131.7 million barrels of oil and 952.5 billion cubic feet of natural gas), representing a 30% decline compared to proved reserves as of December 31, 2008 (a decline of 40.5% and 24.9% for liquid hydrocarbons and natural gas, respectively). During 2009, divestment of our interest in Lote X in Perú resulted in a reduction in reserves of 70.6 million barrels of oil equivalent and a downward revision of 9 million barrels of oil equivalent was recorded primarily attributable to a greater-than-expected decline in the areas operated by Petroritupano S.A., Petrowayú S.A. and Petrokariña S.A. in Venezuela. In addition, following approval of the New Constitution in Bolivia, the power to book and record reserves was exclusively vested in the Bolivian state. As a result, we lowered reserves by 23 million barrels of oil equivalent; however, this reduction in reserves does not imply changes in the economic value of our assets.

Liquid hydrocarbons and natural gas accounted for 45% and 55%, respectively, of our total proved reserves as of December 31, 2009. Approximately 19.7% of our total proved reserves as of December 31, 2009 were located outside of Argentina as compared to 38.4% as of December 31, 2008.
As of December 31, 2009, proved developed reserves of crude oil equivalent represented 58.9% of our total proved reserves of crude oil equivalent.
As of December 2009, we had proved reserves equal to seven years of production at 2009 rates.
The following table sets forth the estimated net proved developed and undeveloped reserves of crude oil and natural gas by country as of December 31, 2009, for our consolidated subsidiaries, joint controlled affiliates and unconsolidated investees.

	Reserves as of December 31, 2009
	Oil	Natural gas	Synthetic oil	Synthetic gas
Reserves category	(mmbbl)	(bncf)	(mmbbl)(1)	(bncf)
PROVED
Developed	91	483	—	—
Argentina	64	450	—	—
Venezuela	22	32	—	—
Other South America	5	1	—	—

PROVED
Undeveloped	41	469	—	—
Argentina	21	438	—	—
Venezuela	18	31	—	—
Other South America	2	—	—	—

Total proved reserves (developed and undeveloped)	132	952	—	—

Reserves calculations are based on forecasts of field production, which depend on a number of technical parameters, such as seismic interpretation, geological maps, well tests, reservoir engineering studies and economic data. All reserve estimates involve some degree of uncertainty. The uncertainty depends primarily on the amount of reliable geological and engineering data available at the time of the estimate and the interpretation of that data. Our estimates are thus made using the most reliable data at the time of the estimate, in accordance with the best practices in the oil and gas industry.
The statements contained in this Item 4 regarding exploration and development projects and production estimates are forward-looking and subject to significant risks and uncertainties. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that our actual levels of activity, production or performance will meet these expectations. See Item 3. “Key Information—Risk Factors.”

The table below sets forth, by geographic area, total proved reserves and proved developed reserves of crude oil, condensate and natural gas liquids and reserves of natural gas at the indicated dates. This table includes our net share of the proved reserves of our consolidated subsidiaries, companies under joint control and unconsolidated investees. Our net share of the proved reserves of our unconsolidated investees represented 16% of our total proved reserves as of December 31, 2009.

	Crude oil, condensate and natural gas
	liquids				Natural gas
			Rest of				Rest of
			Latin-				Latin-
	Argentina	Venezuela	America	Total	Argentina	Venezuela	America	Total	Combined
									(in millions
									of barrels of
									oil
	(in thousands of barrels)				(in millions of cubic feet)				equivalent)
Total proved developed and undeveloped reserves as of December 31, 2007	98,479	59,977	106,446	264,902	1,016,705	66,626	223,732	1,307,063	482.7
Proved developed reserves as of December 31, 2007	71,927	33,432	46,098	151,457	507,140	43,976	144,566	695,682	267.4
Increase (decrease) originated in:
Revisions of previous estimates	3,245	(6,335)	(15,704)	(18,794)	(79,435)	11,508	(15,906)	(83,833)	(32.7)
Improved recovery	—	—	—	—	—	—	—	—	—
Extensions and discoveries	1,505	—	—	1,505	39,195	—	—	39,195	8.0
Purchase of proved reserves in place	12,296	—	—	12,296	123,125	—	—	123,125	32.8
Sale of proved reserves in place	—		(10,677)	(10,677)	—	—	—	—	(10.7)
Year’s production	(15,744)	(4,603)	(7,384)	(27,731)	(97,536)	(2,867)	(16,073)	(116,476)	(47.1)
Total proved developed and undeveloped reserves as of December 31, 2008	99,781	49,039	72,681	221,501	1,002,054	75,267	191,753	1,269,074	433.0
Proved developed reserves as of December 31, 2008	75,633	27,497	36,223	139,353	539,386	47,034	115,145	701,565	256.3
Increase (decrease) originated in:
Revisions of previous estimates	(1,687)	(2,884)	(4,159)	(8,730)	(4,514)	(13,967)	(124,014)	(142,495)	(32.5)
Improved recovery	—	(2,769)		(2,769)	—	4,416	—	4,416	(2.0)
Extensions and discoveries	2,489	—		2,489	1,919	—	—	1,919	2.8
Purchase of proved reserves in place	—	—		—	—	—		—	—
Sale of proved reserves in place	—	(174)	(59,332)	(59,506)	—	(492)	(65,988)	(66,480)	(70.6)
Year’s production (1)	(15,472)	(3,388)	(2,406)	(21,266)	(111,122)	(2,101)	(733)	(113,956)	(40.3)
Total proved developed and undeveloped reserves as of December 31, 2009	85,111	39,824	6,784	131,719	888,337	63,123	1,018	952,478	290.4
Proved developed reserves as of December 31, 2009	63,623	22,228	4,668	90,519	450,296	32,462	1,017	483,775	171.1

(1)	Without considering Bolivia’s production.

The information for 2009 has been presented in accordance with the new reserve estimation and disclosure rules, which may not be applied retrospectively. The decrease in reserves shown in the table above as of December 31, 2009 is mainly due to the sale of our equity interest in PVIE, a holding company owning a 99.79% interest in Petrobras Energía Perú S.A.
The following table sets forth the breakdown of our total proved reserves of liquid hydrocarbons and natural gas into proved developed and undeveloped reserves as of December 31, 2009, 2008 and 2007.

	2009		2008		2007
	Millions of		Millions of		Millions of
	barrels of	% of total	barrels of	% of total	barrels of	% of total
	oil	proved	oil	proved	oil	proved
	equivalent	reserves	equivalent	reserves	equivalent	reserves

Proved developed reserves	171.1	58.9%	256.3	59.2%	267.4	55.4%
Proved undeveloped reserves	119.3	41.1%	176.7	40.8%	215.3	44.6%

Total Proved Reserves	290.4	100%	433.0	100%	482.7	100%

Estimated reserves were subject to economic evaluation to determine their economic limits. Estimated reserves in Argentina are stated before royalties, as the latter have the same attributes as taxes on production and as they are not paid in kind, and therefore are treated as operating costs. In Ecuador, due to the type of contract involved in which the government receives a share of production, reserves are stated after the government’s share. Estimated reserves in Venezuela are stated before royalties and are computed by multiplying our ownership in each mixed company by the proved reserve volumes of the relevant mixed company.
59% of our proved reserves are developed, while 41% are undeveloped. Proved developed reserves are 171.1 million of barrels of oil equivalent. During 2009 we invested US$151 million to convert approximately 9.6 millions of barrels of proved undeveloped reserves to proved developed reserves.
Proved undeveloped reserves are 119.3 millions of barrels of oil equivalent, 88% of which will be put into production through activities implemented in the next five years. 12% of these reserves will be developed over a period longer than five years. These reserves are located in gas fields where the activity has been scheduled to maintain production levels in accordance with contracts and installed facilities.
We have a total of 28.4 millions of barrels of oil equivalent of proved undeveloped reserves that have been booked for more than 5 years: 21.6 MMboe in Argentina due to reserves mainly located in gas fields where the activity has been scheduled to maintain production levels in accordance with contracts and installed facilities and 6.8 MMBoe in Venezuela due to changes in development plans of Oritupano Leona, La Concepción, Acema and Mata areas after the operation was transferred to the Mixed-ownership companies in 2006. See “Oil and Gas Exploration and Production — Production — Production outside of Argentina — Venezuela”.
One of our most promising projects consists in the development of non-conventional gas reserves. At present, there are seven non-conventional gas wells producing in Punta Rosada Formation in Río Neuquén field. We plan to go on drilling during 2010 and subsequent years in order to continue with the execution of this project.
There are many uncertainties in estimating quantities of proved reserves and in projecting future rates of production and the timing of development expenditures, including certain factors that are beyond our control. The reserves data set forth in this annual report solely represents estimates of our proved oil and gas reserves. Reserve engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be precisely measured. The accuracy of a reserve estimate stems from available data, engineering and geological interpretation and judgment of reserves and reservoir engineering. As a result, different engineers often obtain different estimates. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimate, so the reserve estimates at a specific time are often different from the quantities of oil and gas that are ultimately recovered. Furthermore, estimates of future net revenues from our proved reserves and the present value thereof are based upon assumptions about future production levels, prices and costs that may prove to be incorrect over time. Estimates of future prices, costs and production volumes are subject to uncertainties and may prove to be incorrect over time. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumptions upon which they are based. Accordingly, we cannot ensure that any specified production levels will be reached or that any cash flow arising therefrom will be produced. The actual quantity of our reserves and future net cash flows therefrom may be materially different from the estimates set forth in this annual report.

We replace our reserves through the acquisition of new producing fields, new exploration of our existing fields, the exploration of new fields and by “proving up” reserves in existing fields. “Proving up” is the process by which additional reserves classified as “probable and possible reserves” in a producing field are accessed and reclassified as “proved reserves”. We prove up reserves with reservoir management techniques by implementing waterflood and enhanced oil recovery projects. Reservoir management techniques currently used include water injection and drilling of horizontal wells, including producing and injection wells. In addition, technologies such as 3D seismic process, horizontal and step out wells, underbalance drilling and reservoir numerical stimulation are also used.
Sales
The following table sets forth sales for the Oil and Gas Exploration and Production business segment (consolidated subsidiaries and companies under joint control), by geographical area for fiscal years ended December 31, 2009, 2008 and 2007:

	Year ended December 31,
	2009	2008	2007
	(in millions of pesos)

Argentina	2,773	2,518	2,504
Outside of Argentina	544	2,222	2,120

Total	3,317	4,740	4,624

During 2009, the principal clients of this segment were Petrobras International Finance Co. (“PIFCo”), a subsidiary of Petrobras and Petroperú Petróleos del Perú S.A., and sales to these companies represented about 8% and 4%, respectively, of total sales for the year for the oil and gas exploration and production business segment, before deducting export duties. During 2009, oil and gas exports totaled approximately P$296 million, which were principally made to PIFCo.
Petrolera Entre Lomas S.A. (“PELSA”)
PELSA, a company in which we hold a 19.21% interest, participates in oil and gas exploration and production activities in Argentina. PELSA’s other shareholders are PPSL and Apco Argentina, Inc.
As of December 31, 2009, PELSA owned three concessions in oil and gas production areas in Argentina, of which the Entre Lomas field is the most important. PELSA holds a 73.15% interest in the Entre Lomas field, APCO Oil and Gas International Inc. Sucursal Argentina holds 23% and we hold a 3.85% stake. In 2009, PELSA’s average daily production was 11.1 thousand barrels of crude oil and 12.6 million cubic feet of natural gas. PELSA’s proved reserves in Argentina as of December 31, 2009 were 20.9 million barrels of crude oil and 52.2 billion cubic feet of natural gas.
Oleoducto de Crudos Pesados (OCP)
The Ecuadorian government awarded OCP the construction and operation for a 20-year term of the 503 km-long pipeline that runs from the northeastern region of Ecuador to the Balao distribution terminal on the Pacific Ocean coast. As of December 31, 2009, we held an 11.42% interest in OCP. OCP’s other shareholders are Andes Petroleum, Perenco, Occidental, Repsol-YPF and AGIP.
The oil pipeline has a transportation capacity of approximately 450,000 barrels per day, of which at least 350,000 barrels per day have been committed under transportation agreements that include a ship or pay clause. Because the oil pipeline runs across ecologically sensitive areas, the pipeline was constructed under stringent environmental protection and technical standards. The construction of the oil pipeline was completed and began operations in 2003.
We entered into a transportation agreement with OCP that includes a ship or pay clause whereby OCP has committed to transport 80 thousand barrels per day of our oil for a 15-year term, from November 2003.

For a more detailed discussion see “Oil and Gas Exploration and Production — Production — Production outside of Argentina — Ecuador”.
Oleoductos del Valle S.A. — Oldelval
Oldelval, a company in which we have a 23.1% interest, holds the concession for the transportation of crude oil through a 888 km-long oil pipeline with 1,706 km of installed piping between the Neuquén Basin and Puerto Rosales (located in the Province of Buenos Aires). The concession has a 35-year term starting in 1993, with an option to renew for ten years. Oldelval’s other shareholders are Repsol-YPF, Petrolera San Jorge, Pluspetrol, Pan American Energy and Tecpetrol.
The pipeline between Allen and Puerto Rosales has a transportation capacity of approximately 220 thousand barrels per day, with one million barrels of storage capacity.
During 2009, oil volumes transported by Oldelval from Allen to Puerto Rosales totaled 66.7 million barrels.
The applicable laws governing the transportation of hydrocarbons through oil pipelines, which are based on the notion of free access, assign loading preference quotas to pipeline owners based on their shareholdings. Oil transportation rates are set by the Argentine Secretary of Energy.
Competition
Our oil and gas related businesses are subject to oil price fluctuations determined by international market conditions. In executing our strategy to expand our oil and gas operations in and outside Argentina, we face competition from oil and gas producers throughout the world.

REFINING AND DISTRIBUTION
Our presence in the Refining and Distribution business is a further step towards the vertical integration of our operations and enables us to capitalize on our hydrocarbon reserves. Refining and distribution operations are a necessary link in the business value chain, starting with crude oil and gas exploration and processing and ending with customer service at the gas station network and the supply of petrochemical products.
As of December 31, 2009, our Refining and Distribution operations were based in Argentina where we operated two refineries and a network of 604 gas stations. Our refineries were located in San Lorenzo (Province of Santa Fe) and Bahía Blanca (Province of Buenos Aires). In addition, we have a 28.5% interest in Refinería del Norte S.A. (“Refinor”).
Our main strategy in the Refining and Distribution segment is to seek profitability through a balanced crude oil-refining-logistics-commercial chain.
On May 4, 2010, the Board of Directors approved the terms and conditions of the agreement for the sale of our San Lorenzo refinery, including loading and unloading facilities and the fuel sales network composed of 360 points of sale and related customer relationships. This decision was made in line with our strategy to assess our business and asset portfolio structure on an ongoing basis with a view to identifying opportunities to maximize the value of the whole Company.
The Refining and Distribution Business in Argentina
In 2009, gasoline and diesel oil sales volumes in the Argentine fuel market totaled 18.3 million cubic meters, a 4.5% decrease compared to 2008. Diesel oil sales volumes in the domestic market fell 8% to 12.6 million cubic meters as a consequence of the contraction in demand caused, among other things, by reduced agricultural and industrial activity levels. This effect was partially offset by an increase of 4.2% over 2008 in gasoline sales volumes, totaling 5.7 million cubic meters. This increase resulted from a growth in demand for high-grade gasoline. Sales volumes in the premium gasoline market, in turn, dropped 18.4% due to an increase in the product price.
The compressed natural gas (“CNG”) market totaled 2.6 million cubic meters, a 4.1% increase compared to 2008.
The diesel oil market increased 4.4% in the first quarter of 2010 compared to the same quarter in 2009. The growth of the diesel oil market is partly attributable to the recovery in the economic activity, since the year 2009 was impacted by the effects of the global financial crisis started by the end of 2008. In addition, during March 2010 strong consumption was fuelled by record yield of the coarse grain harvest.
Total gasoline demand in the first quarter of 2010 rose 7.5%, mainly due to the increase in demand for premium gasoline.
After several years of government-imposed prices caps, in 2007 some flexibility was reintroduced to the domestic market that allowed for gradual increases in fuel prices, which facilitated a partial recovery in marketing margins.
This resulted in a partial recovery of sales margins. However, there can be no assurance that new measures will not be imposed by the Argentine government in the future as part of its policy of ensuring domestic gasoline and diesel oil supplies and limiting the impact of inflation and rising commodity costs.
Refining Division
In 2009, the Company had a total refining capacity of 78,930 barrels of oil per day: 48,430 from the San Lorenzo refinery and 30,500 from the Ricardo Eliçabe refinery. Processed crude oil volumes at the refineries totaled 51.9 thousand barrels per day in 2009, 72.2 thousand barrels per day in 2008 and 76.6 thousand barrels per day in 2007.
San Lorenzo Refinery
The San Lorenzo Refinery is located in the Province of Santa Fe. The refinery’s processing capacity is approximately 48,430 barrels of oil per day. The refinery has three atmospheric distillation units, two vacuum distillation units and a heavy diesel oil thermal cracking unit. In 2009, it produced the following: premium gasoline, ultra high octane gasoline (Podium), regular gasoline, jet fuel, diesel oil, fuel oil, solvents, aromatics and asphalts.

On May 4, 2010, our Board of Directors approved the terms and conditions of the agreement for the sale to Oil Combustibles S.A. of our San Lorenzo Refinery, including loading and unloading facilities and the fuel sales network, composed of 360 points of sale and related customer relationships.
The price offered for the before mentioned assets was approximately US$36 million. The total amount of the transaction is estimated at US$110 million, including the sale of inventories for US$74 million.
The sale is expected to be consummated 90 days from the date of the agreement, and is subject to administrative authorizations required under the applicable Argentine law.
These assets have been classified as “Assets held for sale” in 2010, and measured at net realizable value. The transaction resulted in a loss of P$209 million that was recognized in 2010, due to the fact that it was considered a non-recognized subsequent event as of December 31, 2009, in accordance with ASC 855 “Subsequent events”.
As of the date of this annual report, governmental approval is still pending.
Ricardo Eliçabe Refinery
The Ricardo Eliçabe Refinery is located in Bahía Blanca, Province of Buenos Aires, a strategic location for the reception of crude oil coming through an oil pipeline from the Neuquén Basin, other Argentine crude oils coming by sea from the Golfo San Jorge or Santa Cruz Sur basins, and for imports from international markets. With a crude processing capacity of approximately 30,500 barrels per day, it manufactures a wide variety of products: regular gasoline, premium gasoline and ultra high octane gasoline (Podium), diesel oil, fuel oil, asphalts and liquefied gases (propane and butane).
The refinery also produces intermediate fuel oil mixes used as fuel in vessels, raw materials for solvents and varieties for the petrochemical industry. The refinery has a storage capacity of 585 thousand barrels of heavy products and 625 thousand barrels of light products.
Dock Sud Plant
The Dock Sud plant, located in the province of Buenos Aires and close to the city of Buenos Aires, has a total storage capacity of approximately 245 thousand barrels of heavy products and 950 thousand barrels of light products. Crude oil is received from the oil pipeline connecting Bahía Blanca with Dock Sud and is dispatched to tankers transporting the oil to the San Lorenzo refinery.
Caleta Paula Plant
The Caleta Paula plant is our newest receiving and distribution plant. It is located in the Province of Santa Cruz, close to the city of Comodoro Rivadavia, in southern Argentina. The strategic location of this plant significantly improves our logistical capacity in an area far from refineries. In addition, it allows us to maintain significant stocks of products to satisfy demand in the southern area of the country for gasoline, diesel oil and lubricants. The plant is located on the Atlantic coast, and is supplied by vessels and supplemented by truck loading facilities. It has a storage capacity of 90 thousand barrels of light products.
Refining Investment Plan
The ACAR Bahía Blanca (refining quality adjustment) project involves the construction of a diesel oil hydrotreatment plant in order to adjust fuel quality to the specifications set by law in terms of sulfur content.
The basic design stage of the project is being completed and developed jointly with an international consortium of engineering and construction companies. Along these lines, in July 2009, the proposal for project execution was submitted to the Secretary of Energy, with the plant start up scheduled for the second half of 2012. Project execution is scheduled to start during the second semester of 2010.
In addition to the above mentioned project, the investment plan for the Refining and Distribution Segment includes biofuel projects aimed at complying with the provisions set forth by the new legislation applicable in Argentina which requires, as from 2010, 5% bioethanol and biodiesel content for gasoline and diesel oil commercialized within the country. As a result of these regulations, investment projects are required to be carried out at our Bahía Blanca, Dock Sud and Caleta Paula facilities.

As of the date of this annual report, works and investments related to bioethanol have been concluded at our Dock Sud facilities and we plan to finalize proyects in Bahía Blanca during the last quarter of 2010. Biodiesel works and investments were finished during 2009.
We are currently in compliance with the legislation relating to the supply of gasoline and diesel oil with ethanol and biodiesel.
Distribution Division
As of December 31, 2009 our commercial network of gas stations and wholesale customers allowed us to deliver products and services to a number of regions in Argentina. In recent years, our strategy has been to optimize our customer portfolio, adapt its size to our refineries’ production capacity, and streamline distribution processes. We expect implementation of this strategy to continue in the coming years.
As of December 31, 2009, we had a network of 604 gas stations located throughout Argentina and 27 Spacio 1 convenience stores.
During 2009, we moved forward with the optimization of our gas station network, extending our brand to 511 gas stations that account for 84.6% of our network.
Petrobras Energía’s points of sale (gas stations) in Argentina as of December 31, 2009 were as follows:

As of December 31,
2009
Owned (1)	125
Franchised (2)	479

Total	604

Following the completion of the sale of our San Lorenzo refinery, Petrobras Energía’s points of sale (gas stations) in Argentina will be as follows:

After Sale
Owned (1)	85
Franchised (2)	192

Total	277

(1)	Owned or controlled by Petrobras Energía under long-term commercial contracts or other types of contractual relationships that secure a long-term direct influence over such points of sale.

(2)
The term “franchised” is used to refer to gas stations owned by third parties with whom Petrobras Energía has signed a franchise agreement that provides Petrobras Energía with the right (i) to become the gas stations’ exclusive supplier and (ii) to brand the gas station with its corporate image. Current laws establish that the term of such contracts should be 5 years for existing stations and 8 years for newly constructed stations.

Petrobras Energía sells fuels in Argentina under the Petrobras and other brand names. Distribution as of December 31, 2009 was broken down as follows:
Gas Stations

As of December 31,
2009
Petrobras-branded	511
Other brands	93

Total	604

Following the completion of the sale of our refining business in San Lorenzo, distribution would be as follows:

After sale
Petrobras	258
Others	19

Total	277

Our liquid fuels domestic sales totaled 2 million cubic meters during 2009, a 23% decrease compared to 2008. Our market share in 2009 was 11%.
In 2009, of the 2 million cubic meters of total liquid fuels sales, 1.4 million cubic meters were attributable to diesel oil, a 28% decline compared to 2008. This drop was mainly attributable to a decrease in domestic demand. Gasoline sales volumes, in turn, totaled 0.6 million cubic meters, a 9% decrease compared to 2008. This reduction mainly derives from a slowdown in demand. In line with the general trend, Premium gasoline sales volumes decreased by 27% compared to 2008.
In compliance with Resolution 1283/06 issued by the Secretary of Energy, in June 2009 we have started to commercialize Diesel Podium, a high quality fuel for all types of state-of-the art diesel engines, like the modern Euro IV. Its high refining level (with less than 50 parts per million sulfur) and its specially selected additives support optimum performance, higher engine protection and greater environmental care.
Our distribution business is also significantly focused on lubricants. We aim at consolidating the Lubrax brand in the Argentine market through the development of exclusive lubricant customers, the leverage of combined sales with liquid fuels, promotions at retail outlets and mass media communication involving the brand.
One new lubricant product was launched to the market during 2009: Lubrax GP, a multigrade oil for leading edge diesel oil engines in motorcycles. This product launch reinforces our brand image, distinguished by quality and technological innovation.
In 2009, Lubrax sales in the Argentine market totaled 24.5 thousand cubic meters. In line with a reduced demand by the farming sector, sales volumes declined 30% from 2008. Our share in the lubricants market in 2009 was 9.1%.
We also sell petroleum products to the industrial, construction and marine markets. Products sold in these markets include marine fuels and lubricants, asphalts, and other products that are beyond governmental price stabilization policies. Our strategy is to consolidate our presence within these markets in order to maximize sales margins. In 2009, we sold 253 thousand tons of Intermediate Fuel Oil (“IFO”) bunker, used in ships, a 16% drop compared to the previous year as a result of a reduced demand at the Bahía Blanca refinery, mainly as a consequence of the low yield of the small grain harvest, which resulted in less demand for marine freight for such crops. In addition, we sold 26 thousand cubic meters of marine diesel oil with a 12.2% market share.
As of December 31, 2009, we had an important presence in the domestic market for road asphalt. We sold 144 thousand tons of asphalt in 2009, representing a 31% market share.

The following table shows production and sales for our consolidated Refining and Distribution business segment for fiscal years ended December 31, 2009, 2008 and 2007:

	Year Ended December 31,
	2009	2008	2007

Average crude oil processed per day (barrels)	51,900	72,200	76,600

Production (thousands of tons):
Virgin naphtha	737	882	890
Diesel oil	999	1,427	1,468
Other products	978	1,330	1,532

Sales (in thousands of m3):
Crude oil(1)	226	487	—
Gasoline	764	857	886
Diesel oil	1,704	2,393	2,362
Fuel oil/ IFOS	594	896	825
Paraffins	324	436	346
Others	516	603	900

Sales (in millions of pesos):
Argentina	4,675	5,708	4,171
Outside of Argentina	953	1,234	1,655

Total	5,628	6,942	5,826

(1)
From fiscal year 2008, the Refining and Distribution business segment commercializes the oil produced in Argentina, which is transferred at market prices from the Oil and Gas Exploration and Production business segment.

Refinor
We have a 28.5% interest in Refinor, whose other shareholders are YPF S.A. (50%) and Pluspetrol S.A. (21.5%). Refinor is engaged in crude refining, natural gas processing, product transportation, marketing and sales.
Refinor owns the only refinery in the northern region of Argentina, which is located in Campo Durán, Province of Salta. Refinor’s refining capacity is approximately 26,400 barrels of oil per day and its natural gas processing capacity is 20.4 million cubic meters per day. In May 2007, Refinor increased its installed natural gas processing capacity by replacing the turbine that drives the Turboexpansion II Plant compressor. As a result, the plant’s processing capacity increased by 850 thousand cubic meters per day.
Refinor has the following processing plants: an atmospheric distillation unit (topping), a vacuum distillation unit, a gasoline hydrotreatment unit, a catalytic reformer plant, two turboexpander and fractioning plants for liquefied petroleum gas (“LPG”) production, as well as a plant for the production of auxiliary services (industrial water, steam, electricity, compressed air) used in the different processing plants.
The Campo Durán Refinery receives crude oil/condensate and natural gas from the Northwestern basin and from Bolivia. These operations are conducted through two oil pipelines and three gas pipelines.
In addition, Refinor operates a 1,100 km long pipeline running from Campo Durán (Salta) to Montecristo (Province of Córdoba) for the distribution of its products. Along the pipeline, the Banda Río Salí (Tucumán), Güemes (Salta) and Leales (Tucumán) dispatch plants are supplied. This pipeline is the most important distribution channel for liquids generated in the Northwestern basin in Argentina and transports diesel oil, and gasoline for petrochemical use, gasoline for automotive use, kerosene, butane and propane.
As of December 31, 2009, Refinor has a commercial network of 71 gas stations located in the Provinces of Salta, Tucumán, Jujuy, Córdoba, Santiago del Estero, La Rioja, Catamarca and Chaco. Through these gas stations, Refinor sells a high performance fuel line: Refinor 97 (97 octane), High grade (95 octane), Regular (85 octane) and Eco Diesel.
In 2009, daily average volumes of crude processed totaled 14,280 barrels per day, a 4% decline compared to 2008 due to reduced crude oil availability in the Northwestern basin. Sales volumes totaled 1,012 thousand cubic meters per year, a 0.5% slight increase compared to 2008, 572 thousand cubic meters of which were directed to the domestic market and 440 thousand cubic meters of which were directed to export markets. During 2009, Refinor had a market share of approximately 22.3% and 23.3% in the motor gasoline and diesel oil markets, respectively, in the northwestern region of Argentina. Considering the size of its gas station network, Refinor continues to be the oil company with the second highest number of retail outlets and sales volumes in the northwestern region of Argentina.

In 2009, Refinor processed an average of 17.7 million cubic meters of natural gas per day, with levels similar to those in 2008.
In terms of LPG, during 2009 Refinor had record production of 370 thousand tons. Of this amount, 64 thousand tons were produced under an agreement, entered into in August 2008, for which Refinor only receives a processing fee, with ownership and marketing of LPG the responsibility of the third parties involved in the agreement. As a result, Refinor’s own production decreased from 329 thousand tons in 2008 to 306 thousand tons in 2009 as a consequence of the above-mentioned agreement.
Sales of LPG totaled 307 thousand tons during the year, with levels similar to those in 2008.
The following table sets forth Refinor’s production and sales for fiscal years ended December 31, 2009, 2008 and 2007:

	Year ended December 31,
	2009	2008	2007
Production:
Gasoline (thousands of m3)	103	111	99
Virgin naphtha (thousands of m3)	280	297	376
Diesel oil (thousands of m3)	299	323	336
Natural gasoline (thousands of m3)	141	147	141
Propane / butane (thousands of tons)	306	329	365
Other products (thousands of m3)	113	105	89

Sales (in thousands of m3):
Gasoline	107	110	102
Virgin naphtha	467	484	493
Diesel oil	311	324	350
Propane/butane	307	313	362
Other products	127	89	90

Sales (in millions of pesos):
Argentina	1,058	894	774
Outside of Argentina	535	344	711

Total	1,593	1,238	1,485

Competition
Our principal competitors in the Argentine motor gasoline and diesel oil market are YPF, Shell, and Esso, who hold 57.4%, 14%, and 12.8% market shares, respectively.

PETROCHEMICALS
The Petrochemical business is an important component in our strategy to vertically integrate our operations. Our goal in the petrochemical business is to consolidate our regional leadership by:
•	Maximizing the use of our own petrochemical raw materials.

•	Capitalizing on current conditions in the styrenics market by expanding our regional leadership and supporting growth in demand in the local market.
Our petrochemical operations are performed in Argentina and Brazil. We produce a wide array of products, such as styrene, polystyrene and synthetic rubber, both for the domestic and export markets.
Through Innova, a wholly owned subsidiary in Brazil, and our operations in Argentina, we have the region’s largest installed capacity to produce styrene and polystyrene, and can provide services to clients in both Brazil and Argentina.
Argentine Operations
Argentine Styrenics Division
In Argentina, we are the only producer of styrene, polystyrene and elastomers and the only integrated producer of products from oil and natural gas to plastics. As part of our efforts to integrate our operations, we use a substantial amount of styrene for the production of polystyrene and synthetic rubber.
The styrenics division has the following plants:
•
An Integrated Petrochemical Complex at Puerto General San Martín, Province of Santa Fé, with an annual production capacity of 160 thousand tons of styrene, 58.5 thousand tons of synthetic rubber, 180 thousand tons of ethylbenzene and 31 thousand tons of ethylene.

•
A polystyrene plant located at Zárate, Province of Buenos Aires, with a production capacity of 65 thousand tons of polystyrene per year and 14 thousand tons of bioriented polystyrene (“BOPS”) per year. This state-of-the-art BOPS plant is the only one of its type in South America.

•
An ethylene plant located in San Lorenzo with a production capacity of 19 thousand tons per year. It is located along the Paraná river coast, near the Puerto General San Martín petrochemical complex, which uses ethylene as raw material for the production of ethylbenzene and ultimately styrene.

In the first quarter of 2009, the Argentine styrenics market recorded a slight contraction. However, as from the second quarter, domestic market sales volumes reached levels similar to those in 2008.
In 2009 sales volumes of monomer styrene totaled 68.3 thousand tons, a 30% increase compared to 2008, primarily attributable to exports, where sales volumes doubled. Along these lines, in 2009, no deliveries of ethylbenzene were made to Innova and this allowed us to use ethylbenzene in styrene production for export purposes, mainly to Chile, consolidating our presence in the regional market. In addition, our share in the domestic market remained at levels equivalent to those in 2008. During 2009 we exported approximately 14 thousand tons of styrene to Innova, in an effort to meet the needs derived from the plant shutdown during the month of September.
In 2009 polystyrene sales volumes totaled 51.9 thousand tons, a 7.6% rise compared to 2008, mainly attributable to increased exports within the region (mainly to Chile). Sales of bi-oriented polystyrene decreased by 5% compared to 2008, to 11.4 thousand tons, of which 26% were directed to the domestic market and 74% were exported (exports being the main sales channel for BOPS). In addition, although exports at a general level declined compared to 2008 as a consequence of the global recession and the reduced plant productivity, exports to the Southern cone (Chile and Uruguay) and South Africa improved, thus expanding our presence within the regional market.
In the synthetic rubber market, sales volumes totaled 47 thousand tons in 2009, a level similar to 2008.
It is worth mentioning that we have begun producing a range of polymers that comply with new European regulations applicable as from 2010, for which obtain certification before the relevant authorities for clients exporting to Europe.

As of December 31, 2009, our estimated market share of the following products in Argentina was:
•	Styrene and Polystyrene — 84%

•	Styrene butadiene rubber (“SBR”) — 90%.
Fertilizers Division
In 2009, the fertilizers market in Argentina recorded a 1.6% decrease compared to 2008.
In the liquid fertilizers market, our market share reached 72% in 2009, compared to 73% in 2008. In addition, our thyosulfate product reached 32% market share in 2009 in the sulfur fertilizers market, compared to 39% in 2008, a share higher than that of ammonium sulfate, a traditional source of sulfur contribution in Argentina.
In November 2009, we approved the sale of our fertilizer business, which was consummated in January 2010. The decision was made in line with our strategy to assess our business and asset portfolio structure on an ongoing basis with a view to identifying opportunities to maximize the value of the whole company.
The following table sets forth production and sales by major product for both the styrenics and fertilizers divisions in Argentina for fiscal years ended December 31, 2009, 2008 and 2007:

	Year ended December 31,
	2009	2008	2007
Production (thousands of tons):
Styrene (1)	129	122	116
Synthetic rubber (2)	47	45	54
Urea	92	67	47
UAN and other liquid fertilizers	195	274	295
Polystyrene	61	59	62
BOPS	12	12	13

Sales (thousands of tons):
Styrene (1)	68	73	82
Synthetic rubber (2)	47	48	55
Fertilizers	475	483	673
Polystyrene and BOPS	64	61	73
Propylene	20	18	25

Sales (in millions of pesos):
Argentina	1,073	1,503	1,376
Outside of Argentina	472	477	417

Total	1,545	1,980	1,793

(1)	Including ethylbenzene.

(2)	Including SBR, NBR and butadiene.
Brazilian Operations
Our petrochemical operations in Brazil are conducted through Innova, our wholly owned subsidiary.
Innova has the first integrated complex in Latin America for the production of ethylbenzene, styrene and polystyrene. It is located at Triunfo Petrochemical Pole, Rio Grande do Sul, in southern Brazil. The styrene plant has a production capacity of 260 thousand tons per year and the polystyrene plant has a production capacity of 150 thousand tons per year.
The polystyrene plant uses approximately 115 thousand tons of styrene as feedstock to produce two grades of polystyrene (Crystal and High Impact). The remaining styrene is sold mainly in the Brazilian market for the production of synthetic rubber, expanded polystyrene, polyester and acrylic resins.
In September 2008, following an investment of approximately US$100 million, Innova opened a new ethylbenzene plant, one of the world’s most modern facilities in terms of technology, environment and occupational health. This plant has a production capacity of 540 thousand tons per year. The plant’s state-of-the-art technology and its location on the same styrene plant site allow for a significant reduction in costs.

In 2009, Innova’s performance included a total production of 255 thousand tons of ethylbenzene and 236 thousand tons of styrene. Polystyrene production reached 123 thousand tons in 2009.
Styrene sales totaled 146 thousand tons, a level similar to 2008. Polystyrene volumes increased 9.8% to 122.7 thousand tons, due to the polystyrene domestic market recorded its historical best performance. In adittion, Polystyrene exports totaled 15 thousand tons, a 15% increase compared to 2008, mainly to South Africa and North America.
Innova is the leading styrene and polystyrene producer and marketer in Brazil with a combined market share of 39.8%.
During 2009, Innova continued with its strategy focused on maintaining the market share and moved forward in the white appliances and disposable products segments with the launching of a new grade of HIPS: Clear R350L, a high-impact transparent polystyrene, unique in the market and mainly directed to the disposable and packaging segment.
Still in the maturing process, sales volumes of ABS resin (Acrylonitrile-Butadiene-Styrene) totaled 4 thousand tons by year-end, as our market share reached 6.8%.
During 2007, Innova became the first petrochemical company in Brazil to receive a Restriction of Hazardous Substances (“ROHS”) certification, a European Union standard under which companies must demonstrate that their products conform to the required minimum level of substances harmful to the environment and human health. In 2010 this certification was renewed for another three years.
The following table sets forth Innova’s styrene and polystyrene production and sales for fiscal years ended December 31, 2009, 2008 and 2007.

	2009	2008	2007
Production (in thousands of tons):
Styrene	236	224	222
Polystyrene	123	110	123
Sales (in thousands of tons):
Styrene	146	146	138
Polystyrene	123	112	121
Other(*)	9	53	71
Sales (in millions of pesos):
Brazil	1,397	1,571	1,353
Outside of Brazil	61	74	104

Total sales	1,458	1,645	1,457

(*)
From the opening of the new ethylbenzene plant, Innova stopped producing and selling certain steams that were part of the volume of “Others sales” in 2008 and 2007. However, income from such operations were off-set by the reduction in costs attributable to the start-up of the new plant.

Competition
The petrochemical market in which we compete is highly cyclical, and world market conditions have a strong impact on our results of operations. We are the only producer of styrene, polystyrene and elastomers in Argentina, but compete with other foreign producers, especially those from Brazil.
In Brazil, we compete with Bain Capital (formerly Dow Chemical), Unigel (formerly CBE and Basf), and Videolar. Videolar only produces polystyrene, with an annual capacity of 120 thousand tons. Bain Capital and Unigel have each a polystyrene production capacity of 190 thousand tons per year. Unigel has a styrene production capacity of 280 thousand tons per year.

GAS AND ENERGY
The Gas and Energy business segment serves to link together our energy businesses and allows us, by integrating our various businesses, to maximize profits from gas and electricity production and ensure self-supply.
Within this segment, we sell gas produced by our Oil and Gas Exploration and Production business segment, as well as imported gas. We also provide oil, gas and LPG brokerage and trading services. In addition, through our stake in TGS, we are engaged in the transportation of gas in southern Argentina and in the processing and marketing of natural gas liquids (“NGL”). In the electricity business, we are engaged in the generation, transmission and distribution segments, being positioned as a major player in the Argentine electricity market.
In the Gas and Energy segment our main business objectives are:
•	Growing profitably in the gas business.

•	Growing profitably in the LPG business.

•	Growing profitably in the electricity market.
Marketing and Transportation of Gas
Our Gas and Energy business segment sales of gas produced by our Oil and Gas Exploration and Production segment, as well as imported gas. In addition, we provide oil, gas and LPG brokerage and trading services in order to expand our production opportunities. This business segment enables us to position ourselves as a leading commercial service provider because we assist clients not only in sales, but also in logistics, foreign trade and market knowledge.
In 2009, sales volumes in Argentina of gas produced by us and imported gas totaled 8.6 million cubic meters per day. We sold, in turn, 3.9 million cubic meters per day in gas brokerage services. LPG sales volumes totaled 252 thousand tons, of which 33 thousand tons were sold under brokerage agreements.
During 2008, sales volumes in Argentina for gas produced by us and imported gas totaled 9.35 million cubic meters per day. We sold, in turn, 3.32 million cubic meters per day in gas brokerage services. LPG sales volumes totaled 261 thousand tons of which 32 thousand tons were sold under brokerage agreements.
Gas Transportation — TGS
Our Interest in TGS and Corporate Developments
We indirectly hold a 27.65% interest in TGS. TGS’s controlling shareholder is CIESA, which as of the date of this annual report holds approximately 55.3% of TGS’s capital stock. The remaining 44.7% of TGS’s capital stock is publicly held. TGS’s shares are listed on the Buenos Aires Stock Exchange and on the NYSE. CIESA is 50% owned by Petrobras Energía (directly and indirectly through our subsidiary Petrobras Hispano Argentina S.A.), 40% by a trust whose trustee is ABN AMRO BANK N.V. Sucursal Argentina (the “Trust”), and the remaining 10% by Enron Pipeline Company Argentina S.A., a subsidiary of Enron Corp. (“EPCA”). CIESA’s and TGS’s current stock structure reflects the implementation of the first stage of the Master Settlement Agreement and the Mutual Release Agreement, signed by Petrobras Energía and certain Enron subsidiaries on April 16, 2004 (the “Master Settlement Agreement”), in connection with the restructuring of CIESA’s indebtedness. CIESA’s Board of Directors is composed of three of our representatives, two representatives of the Trust and one representative of EPCA. TGS’s Board of Directors is composed of nine members, six of whom are CIESA’s representatives (three of whom are our representatives, two are representatives of the Trust and one is an Enron representative), and three independent directors. Pursuant to a shareholders’ agreement entered into on August 29, 2005 (the “Shareholders’ Agreement”) among EPCA, the Trust and us, we have the right to appoint the chairman of the Board of Directors of both TGS and CIESA and the Chief Executive Officer of TGS.
Due to abrupt changes following the enactment of the Public Emergency Law in Argentina, CIESA and TGS both defaulted on their debt in 2002. CIESA failed to repay corporate notes having a principal amount of US$220 million and derivative instruments of approximately US$2 million. In 2004, TGS successfully restructured substantially all of its debt.

In April 2004 Petrobras Energía and EPCA, at that time CIESA’s only shareholders, entered into the Master Settlement Agreement to provide the necessary flexibility to move forward in restructuring CIESA’s financial debt. The Master Settlement Agreement provided for, among other things, certain stock transfers to be implemented in two successive steps. In July 2005, the Ente Nacional Regulador del Gas (Argentine Gas Regulatory Agency) (“ENARGAS”) approved the implementation of the first stage of the transactions contemplated by the Master Settlement Agreement and, as a result, on August 29, 2005, (a) Enron transferred 40% of CIESA’s shares to a newly created trust (the aforementioned Trust), and (b) Petrobras Energía and its subsidiary, Petrobras Hispano Argentina, transferred Class “B” common shares of TGS, representing 7.35% of TGS’s capital stock, to subsidiaries of Enron, which in turn were subsequently sold to third parties.
Subsequently, pursuant to the terms of the financial debt restructuring agreement entered into on September 1, 2005 by CIESA, Petrobras Energía S.A., Petrobras Hispano Argentina S.A., EPCA, the Trust and all its financial creditors, CIESA refinanced the debt for an amount of about US$ 23 million at a 10-year term.
In addition, the restructuring agreement contemplated the terms of the master settlement agreement, which envisaged debt capitalization for a nominal amount of US$ 201.5 million plus accrued unpaid interest.
While approval of the restructuring agreement by the authorities was pending, on January 9, 2009, Ashmore Energy International Limited (now AEI), the only self declared holder of notes (Obligaciones Negociables) issued by CIESA in 1997, announced its decision to terminate the agreement, to which AEI, CIESA and others were a party.
On January 28, 2009, CIESA brought an action (“CIESA’s Action”) in New York state court seeking a declaratory judgment that any action initiated by AEI against CIESA in connection with the corporate bonds is berred by the statute of limitation, requesting an injunction for strict performance of the Restructuring Agreement requesting damages for unlawful termination of the agreement by AEI. The action brought by CIESA was dismissed on July 29, 2009, because a bankruptcy petition was pending before the courts of the Republic of Argentina.
On February 4, 2009, AEI filed a “quiebra” (involuntary bankruptcy) petition against CIESA before the Courts of the Republic of Argentina for the amount of US$127 million, seeking recovery of an alleged claim relating to the corporate bonds. The bankruptcy petition was rejected by the Court of Appeals in Commercial matters on October 9, 2009. AEI filed motions to invalidate the court decision and remove the intervening judges with cause, which motions were also dismissed on November 24 and December 28, 2009, respectively.
Following the dismissal of the bankruptcy petition decided in the Republic of Argentina, on November 13, 2009 CIESA files a motion to renew and reargue in New York state court, requesting that it be permitted to renew and reargue its prior action and revocation of the prior dismissal. On April 12, 2010, the New York state court ruled in favor of CIESA’s motion. On May 13, 2010 AEI filed an answer to CIESA’s Action and a counterclaim against CIESA seeking the payment of CIESA’s financial debt. This counterclaim is also against Petrobras Energía S.A. and Petrobras Hispano Argentina S.A. seeking compensation for damages, alleging that Petrobras Energía S.A. and Petrobras Hispano Argentina S.A. have control of CIESA and that Petrobras Energía S.A. and Petrobras Hispano Argentina S.A. acted in their own advantadge in an effort to defraud AEI. As of the date of this annual report, there has been no other count decision related to these matters.
Business
TGS began operations in late 1992 as a part of the privatization of the Argentine energy sector. Currently, TGS is the leading gas transportation company in Argentina, delivering about 61% of total gas transported in Argentina. TGS is also one of the leading natural gas liquid (“NGL”) producers and traders, both in the domestic and international markets, and an important provider of midstream services, including business structuring, turnkey construction and operation and maintenance of facilities used for gas storage, conditioning and transportation.
Petrobras Energía provides services to TGS related to the operation and maintenance of the gas transportation system and related facilities and equipment to ensure that the system performance is in conformity with international standards and in compliance with certain environmental standards.

The following chart shows statistical information relating to TGS’s business segments for fiscal years ended December 31, 2009, 2008 and 2007.

	2009	2008	2007
Regulated Segment:
Average firm committed capacity (1)	78.3	73.3	72.7
Average daily deliveries (1)	62.2	63.0	63.0
Annual load factor (2)	79%	86%	87%
Unregulated Segment:
Liquids total production (3)	895.1	891.4	828.6
Processing capacity at year end (1)	46.0	46.0	46.0

(1)	In millions of cubic meters per day.

(2)	Corresponds to the quotient of the average daily deliveries and the average firm contracted capacity.

(3)	In thousands of tons.
Regulated Energy Segment
Within the regulated energy segment, TGS has a gas transportation license in southern Argentina, and is the largest transporter of natural gas in Argentina and all of Latin America. TGS’s pipeline system connects Argentina’s southern and western gas reserves with the main consumption centers in those regions, including Greater Buenos Aires. TGS has an exclusive license for the use of the southern gas transportation system, which is due to expire in 2027 with an option to extend for ten additional years if certain conditions are fulfilled.
TGS transports gas through more than 8,851 km of pipelines, of which almost 7,586 km belong to TGS, with a firm contracted capacity as of December 31, 2009 of 79.1 million cubic meters per day. Pursuant to these contracts, the capacity is reserved and paid for irrespective of the actual use by the customer. Almost all capacity of the gas transportation pipelines in Argentina is currently apportioned among gas distribution companies, large industrial customers and gas-fired power plants under firm long-term transportation contracts. The total average life of its firm transportation contracts is approximately nine years. In addition, TGS provides interruptible transportation services under which gas transportation is dependent on the availability of capacity.
Transportation services begin with the receipt of gas owned by a shipper (e.g. distribution companies, producers, traders or large users) at one or more reception points. It is then transported and delivered to delivery points along the system. The total service area includes approximately 5.1 million end users, approximately 3.5 million of which are in greater Buenos Aires. Direct services to residential, commercial, industrial users and electric power plants are mainly provided by four gas distribution companies, which are connected to the TGS system: Metrogas S.A., Gas Natural Ban S.A., Camuzzi Gas Pampeana S.A. and Camuzzi Gas del Sur S.A. Some important industries and electric power plants are also located within TGS’s operational area and are provided with direct gas transport services by TGS.
TGS has made significant investments in its business since the privatization. As a result, compression power has been increased from 429,030 HP in 1992 to 660,500 HP in 2009 and transportation capacity has been increased from 42.9 million cubic meters per day to 79.1 million cubic meters per day by the end of 2009.
Gas Trust
In light of the lack of expansion of the natural gas transportation system over recent years (as a consequence of the “pesification” of tariffs and the fact that the renegotiation of the terms of the utility contracts is still pending) and a growing gas demand in certain segments of the Argentine economy, the Argentine government established the framework for the creation of a trust fund, the Gas Trust, aimed at financing the expansion of the national gas transportation system.
Within this framework, the first expansion of the San Martín pipeline was completed in August 2005, which increased the transportation capacity by 102 million cubic feet per day. This project involved the construction of approximately 509 km of pipeline and a 30,000 HP compression capacity increase through the construction of a compressor plant and the revamping of some of TGS’s existing compressor units. The works financed by these means belong to the Gas Trust. TGS, as well as being in charge of the management of the works, is responsible for the operation and maintenance of the gas trust assets.

In April 2006, the Argentine Government and gas transportation companies, among others, agreed to carry out a second and much more significant expansion of the gas transportation pipeline system. Upon completion, this expansion would increase the transportation capacity of TGS’s pipeline system by 378 million cubic feet per day.
Expansion works will belong to a financial trust for works and will be financed by other financing trusts, whose beneficiaries are the shippers who subscribed the incremental capacity. The expansion works will be paid by means of a new tariff charge on industries, power plants and large and medium-sized businesses.
The expansion works, completed and operating by December 31, 2009, carry out an additional transportation capacity of 166 million cubic feet per day. In March 2010, the construction of the new pipeline in the Magellan Strait was completed. Termination of works that complete the incremental transportation capacity increase from 166 million cubic feet to 247 million cubic feet per day are scheduled for 2010.
Tariff Renegotiation Process
As a consequence of the Public Emergency Law that pesified and prohibited the increase of froze tariffs, revenues from the Regulated Energy Segment have declined considerably. The gas transportation segment represented 42%, 36% and 41% of the total revenues of TGS in 2009, 2008 and 2007, respectively, while from the time of TGS’s privatization through 2001, revenues for this segment represented approximately 80% of TGS’s total annual revenues. TGS is still engaged in discussions with UNIREN regarding the renegotiation of its tariffs. As a result, and despite contracted capacity increases, the profitability of the regulated business has not yet been restored.
After several proposals aimed at adjusting TGS’s license contract terms, which were rejected by TGS because they did not reflect preliminary agreements, in 2005 UNIREN proposed a 10% tariff increase and an overall tariff review effective in 2006. This proposal required that TGS and its shareholders waive any future claim against the Argentine government resulting from the Public Emergency Law and/or the failure to adjust tariffs during 2000 and 2001 based on the United States Industrial Goods Producer Price Index. TGS responded by rejecting the initial 10% increase as insufficient, and jointly with Petrobras Energía agreed not to pursue any such claims if the parties reached a reasonably satisfactory agreement on tariff adjustments. In addition, Enron, which filed a claim against Argentina with the International Centre for Settlement of Investment Disputes (“ICSID”) and obtained a favorable judgment in May 2007, reported that it would only consider waiving its claims provided it were fairly compensated. During 2006, UNIREN submitted two proposals to TGS with terms identical to those established in previous proposals.
In October 2008, TGS executed a provisional agreement with UNIREN, which provides for a 20% tariff increase to be retroactively applied as from September 1, 2008 and for the application of the cash from such increase to an investment plan in the gas transportation system devised under the same agreement. In December 2009, the Argentine Executive Branch issued Decree No.1,918/09 ratifying such provisional agreement. TGS will invoice the tariff increase to its customers once ENARGAS has published the new tariff schedule and has defined the billing method for the retroactive effect. This provisional agreement will be valid until the effective date of an agreement for the comprehensive renegotiation of the license to be entered into with the National Government.
In addition, in early October 2008, TGS received from UNIREN a proposal for a comprehensive renegotiation agreement (including the 20% initial tariff increase). As of the date of this annual report, TGS is evaluating that proposal. As set forth in the provisional agreement, TGS should reach an agreement with UNIREN on the modalities, terms and dates for the execution of the comprehensive agreement before the expiration date of the Economic Emergency Law. If no agreement is reached, UNIREN will submit a report to the Executive Branch recommending the steps to be taken.
Non-regulated Businesses
In addition to the regulated segment of natural gas transportation, TGS is one of the leading processors of natural gas and one of the largest traders of NGL. NGL production and distribution involves the extraction of ethane, propane, butane, and natural gasoline from the gas flow that arrives to the General Cerri Complex, located near Bahía Blanca, in the Province of Buenos Aires, which is connected to TGS’s main pipelines. TGS has two gas processing plants at the General Cerri Complex: (1) an ethane, propane, butane and natural gasoline turbo expander separating plant and (2) an absorption plant which extracts propane, butane and gasoline from the gas transported through the TGS’s pipeline system, with a gas processing capacity of 46 million cubic meters per day and a storage capacity of 54,840 tons. After extraction, TGS sells these products in the domestic and international markets. TGS also stores and ships the products at facilities located in Puerto Galván. These activities are not regulated by ENARGAS.

NGL production and distribution net revenues accounted for approximately 50%, 57% and 53% of TGS’s net revenues in 2009, 2008 and 2007, respectively. TGS’s operations were benefited by a significant increase in market price for exports of propane, butane and natural gasoline. NGL production in 2009, 2008 and 2007 totaled 895.1 thousand tons, 891.4 thousand tons and 828.6 thousand tons, respectively. See “Item 5. Operating and Financial Review and Prospects—Analysis of Equity in Earnings of Affiliates”.
TGS sells its NGL production to brokers and refineries in the local market and part of the production is exported to PIFCo and other companies at current international market prices. During 2009, an agreement entered into with PIFCo for the sale of propane and butane was renewed for a sixteen-month term, expiring on December 31, 2010. TGS also entered into an agreement with Trafigura Beheer B.V. Amsterdam for the export of natural gasoline for an eighteen-month term, which expires on June 30, 2011. One hundred percent of TGS’s ethane is sold in the domestic market to PBB-Polisur S.A. at prices agreed between the parties.
Competition
TGS’s gas transportation business, which provides an essential service in Argentina, faces only limited direct competition. In view of the characteristics of the market in which TGS operates, it would be very difficult for a new entrant in the transportation market to pose a significant competitive threat to TGS, at least in the short to medium term. In the longer term, the ability of new entrants to successfully penetrate TGS’s market would depend on a favorable regulatory environment, an increasing and unsatisfied demand for gas by end users, and sufficient investment in gas transportation to accommodate delivery capacity from the transportation systems.
On a day-to-day basis, TGS competes, to a limited extent, with Transportadora de Gas del Norte S.A. for interruptible transportation services and for new firm transportation services made available as a result of expansion projects from the Neuquén basin to the Greater Buenos Aires area. Interruptible transportation services accounted for only 4% of TGS’s regulated business net revenues for 2009. The relative volumes of such services will depend mainly upon the specific arrangements between buyers and sellers of gas in such areas, the perceived quality of services offered by the competing companies, and the applicable rate for each company.
With respect to natural gas liquids processing activities, TGS competes with Compañía MEGA S.A., which owns a gas processing plant at the Neuquén basin and has a processing capacity of approximately 36 million cubic meters per day. Our controlling company, Petrobras, has a 34% interest in Compañía MEGA S.A.
Electricity
In the electricity business, we are engaged in generation, transmission and distribution activities, and are positioned as a major player in the Argentine electricity market. Electricity generation allows us to increase the value of our natural gas reserves. Integration of our business chain provides us with new growth opportunities, adding value through the sale of power and energy services to end users as well as through the development of cutting-edge technology.
We conduct electricity generation activities through the Genelba Thermal Power Plant (“Genelba”) and the new open cycle gas-fired turbine (“Genelba Plus”) in the Province of Buenos Aires and the Pichi Picún Leufú Hydroelectric Complex (“HPPL”), in the Comahue region, on the Limay River, Province of Neuquén. The electricity distribution business is developed through our indirect equity interest in Edesur, a company controlled by Distrilec. In addition, in the transportation business segment, we hold an equity interest in Enecor S.A.
The Argentine Electricity Market
In the early 1990s, as part of a general state reform, the Argentine government carried out an overall restructuring of the electricity sector and transformed it into a more decentralized system with greater private sector participation. Up to then, the electricity system was characterized by the inability to meet short- and long-term demand and low service quality, with limited capacity on the part of the state to make necessary investments.
For the ten years prior to 2008, electricity demand in Argentina strongly increased at an average rate of 5.2% per year, exceeding the growth in gross domestic product for the same period. However, during 2008, the rate of growth declined as a consequence of a warm winter and the onset of the global economic crisis and during 2009, demand decreased mainly as a consequence of the drop in industrial activity levels and moderate temperatures during the year that resulted in reduced consumption by the residential sector. In 2007 electricity demand grew approximately 5.6%, while in 2008 growth was 2.9% compared to 2007. Conversely, in 2009 demand decreased 1.3% compared to 2008 reaching 104,592 GWh for the year. Total electricity generation, including imports and exports, totaled 111,307 GWh (55% attributable to thermoelectric plants, 36% to hydroelectric plants, 7% to nuclear plants and 2% to imports).

Electricity Generation: Genelba and HPPL
Genelba is a 674 MW combined cycle gas-fired generating unit located at the central node in the Argentine electricity network, in Marcos Paz, about 50 km away from the City of Buenos Aires. As part of our strategy to increase vertical integration, Genelba allows us to use approximately 100 million cubic feet of natural gas per day of our own gas reserves.
Genelba, which commenced commercial operations in February 1999, has two gas-fired turbines that receive gas through an 8 km duct connected to the transportation system operated by TGS. The electricity produced at Genelba is distributed via the national grid through a connection to the Ezeiza transformer station located only 1 km away from Genelba.
The allocation of electricity dispatched to the wholesale electricity market, whether such electricity is produced under firm contracts or for the spot market, is subject to market rules based on the lowest variable cost of electricity generation. See “Regulation of our Businesses—Argentine Regulatory Framework—Electricity”. Since Genelba uses combined cycle technology for a natural gas-fired power plant, our short-run variable cost is expected to be lower than the cost of most other thermoelectric power plants, granting significant competitive advantages to Genelba. Therefore, the Wholesale Electricity Market Administration Company (Compañía Administradora del Mercado Mayorista Eléctrico S.A.) (“CAMMESA”) is expected to dispatch Genelba’s generating capacity before that of most other thermoelectric plants. Genelba stands out in the Argentine electricity market for its high reliability and efficiency. The plant is recognized as one of the combined cycle electric power plants with the highest availability.
During 2007, our Board of Directors approved the construction of the new open cycle gas-fired turbine. In 2009 we completed construction works in connection with the new plant which added 165 MW to the system. This thermoelectric plant is closed to the existing Genelba plant, in Marcos Paz. It started commercial operations in August 2009. This unit is aimed at supplying growth in demand for electricity from our clients under supply agreements for Large Users in the wholesale electricity market under the “Energía Plus” service.
In addition, we continued construction works in connection with the Ecoenergía 14MW power plant. This plant is located at TGS’s General Cerri complex, in Bahía Blanca, and commercial operations are scheduled to start in September 2010.
We were awarded a 30-year concession beginning in August 1999 for hydroelectric power generation at Pichi Picún Leufú Hydroelectric Complex. The complex has three generating units with an installed capacity of 285 MW.
Pursuant to our concession contract and applicable laws, from August 2002 we paid 1% in hydroelectric royalties, with scheduled annual increases of 1% per year until royalties reach a cap of 12%, based upon the tariff rate applied to block sales of the electricity sold. As of December 31, 2009, we paid hydroelectric royalties at a rate of 8%. In addition, we pay the Argentine government a monthly fee for the use of the water source amounting to 0.5% of the same amount used for the calculation of hydroelectric royalties.
In 2009, Genelba Thermoelectric Plant generated 4,855 GWh of electricity, of which 4,785 GWh were generated in Combined Cycle and 70 GWh by the new Genelba Plus Power Plant. The generation represented a 4.4% of total power generation in Argentina for the year and 7.9% of thermal generation in Argentina.
The Genelba Combined cycle and Genelba Plus Gas Turbine operated with a 96% and a 99.3% availability factor, respectively. The reliability factor was 99% for the Combined Cycle and 99.3% for the new Genelba Plus Gas Turbine.
In 2008, Genelba generated 5,111 GWh of electricity, with an availability factor of 92.6%.
In addition, HPPL generated 1,146 GWh, with an 93.9% availability factor and a 100% reliability factor. HPPL had an approximately 1% share of total power generation in Argentina for the year and a 2.8% share of hydraulic generation in Argentina. By comparison, in 2008 HPPL generated 1,082 GWh of electricity.
Genelba and HPPL together account for approximately 5.5% of the power generated in the Argentine electricity system. The joint operation of the generating units minimizes income volatility, capitalizing on the natural barriers existing among the different energy resources used for power generation.

The following chart details energy generation and sales figures for Genelba and HPPL for fiscal years ended December 31, 2009, 2008 and 2007:

	Year ended December 31,
	2009	2008	2007
Power Generated (Gwh)	6,001	6,193	5,146
Power Sold (Gwh):
Forward market	2,605	2,578	2,421
Spot market	4,326	4,209	3,300

Total sales	6,931	6,787	5,721
Sales (in millions of pesos)	859	697	518
Electricity Transmission: Enecor
Enecor S.A. is an independent electricity transmission company. We own 69.99% of Enecor, and Impregilo International Infrastructures N.V. owns the remaining interest in the company. Enecor has a 95-year concession, expiring in 2088, to construct, operate and maintain approximately 22 km of electricity lines and a 500 Kv/132 Kv transformer station in the Province of Corrientes. Under the concession contract, 700,000 Class A shares of Enecor are pledged in favor of the Province of Corrientes.
Enecor entered into a maintenance agreement with Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. (“Transener”), which in June 2008 was extended for a period of ten years. Transener owns the majority of the national interconnection system, including almost all of the 500 kV transmission lines.
Electricity Distribution: Edesur
Edesur was created as part of the privatization of the Buenos Aires electricity distribution network. We currently own 48.5% of Distrilec, which, in turn, owns 56.35% of Edesur. Petrobras Energía and Enersis/Chilectra Group (which owns 51.5% of Distrilec), owned by ENDESA S.A., are the only shareholders of Distrilec and, pursuant to a shareholders’ agreement, both parties have the right to elect an equal number of directors, with an equal number of votes to approve all the resolutions at meetings of the Board of Directors.
In 1992, Edesur was awarded an exclusive license by the Argentine government to distribute electricity in the southern area of the City of Buenos Aires and 12 districts of the Province of Buenos Aires, serving a residential population of approximately 6 million inhabitants. The license expires in 2087 and is renewable for an additional 10-year period. By the end of 2009, Edesur’s clients totaled 2,305,060, a 1.89% net increase compared to 2008. This indicator keeps the upward trend for the seventh consecutive year. Some of these customers were added as a result of new electricity lines, while others, who had been receiving electricity outside the system, are now fully connected and duly billed.
Under its concession contract, Edesur is subject to a fixed cap on what it may charge each customer for the distribution of electricity. However, Edesur may pass through to the customer the cost of the electricity purchased, limited only by the pre-adjusted seasonal wholesale electricity market price. Customers are divided into tariff categories based on the type of consumption required. Under current regulations, large users may purchase energy and power directly from the wholesale electricity market. Edesur charges a fee for the provision of distribution services. Residential consumers purchase power only from distributors. These customers are generally daylight and weather sensitive and their consumption of electricity is different in summer and winter. Peak demand occurs in July, when there is the least amount of sunlight, and in January, which is usually the hottest summer month in Argentina.
The enactment of the Public Emergency Law significantly affected Edesur’s economic and financial balance and its ability to comply with its contractual commitments. For this reason, Edesur’s efforts were focused on refinancing financial liabilities, reducing risks and optimizing working capital. Based on these guidelines, Edesur was able to refinance all of its financial debt, achieving a better maturity profile and lower average costs.

In August 2005, Edesur signed a Memorandum of Agreement (“MOA”) with UNIREN as part of the renegotiation of its concession contract. The MOA included the terms and conditions which would be the basis for the adjustment of Edesur’s concession agreement. The MOA provided that between the execution of the MOA and June 30, 2006 an overall rate review would be performed in order to establish a new rate schedule effective August 1, 2006 and for five subsequent years. In addition, the MOA provided an interim period for which the following was agreed upon: (i) an interim rate schedule as from November 1, 2005 with an increase in the average rate not exceeding 15%, applicable to all rate categories except for residential users, (ii) a cost monitoring system which allows for reviewing rate adjustments, (iii) restrictions on dividend distribution and debt interest payments during 2006, (iv) investment commitments for 2006, (v) service quality standards and (vi) restrictions on Distrilec with regard to changes in its interest or sale of its shareholdings in Edesur. Subsequently, Resolution No.864/2008 issued by the Secretary of Energy delayed the effectiveness of the new rate system until February 1, 2009. As of the date of this annual report, there have been no new resolutions about the overall tariff review.
In February, 2007, as a consequence of the full effectiveness of the terms and conditions of the MOA, a 23% increase was applied to Edesur’s distribution costs (not affecting T1R1 and T1R2 residential tariffs), connection costs and the reconnection service charged by Edesur, and an additional average increase of 5% was also applied to the aforementioned distribution costs for the execution of a work plan. In addition, the National Electricity Regulator (Ente Nacional Regulador de la Electricidad) (“ENRE”) authorized, as of May 1, 2006, the application to the aforementioned costs of a 9.962% positive variation in the cost monitoring system indexes provided under the MOA. Subsequently, under Resolutions No. 1838/2007 issued by the Secretary of Energy and No. 867/2007 issued by ENRE, a 9.75% adjustment according to the cost monitoring system provided for under the MOA was approved for the May 2006-April 2007 period, applicable as from May 2007.
On July 31, 2008 ENRE issued Resolution No. 324/2008 in relation to the Interim Tariff Scheme, approving a new tariff schedule for Edesur applicable as from July 1, 2008, which imposes gradual increases between 10% and 30% on residential users with bimonthly consumption levels over 650 kilowatts as well as a 10% increase on commercial or industrial users. In addition, it provides for the application of the new tariff to the Program for the Rational Use of Energy (PUREE) and the partial recognition of the cost monitoring system (CMS) for subsequent periods. In addition, Note No.1,382/08 issued by the Under Secretary of Energy provided that the Company’s own distribution costs under the CMS that were accrued and not included in tariffs had to be compensated for with surplus funds from the PUREE until the costs were actually passed through to tariffs.
On June 1, 2009, Edesur received a notice from ENRE demanding the suspension of dividend distribution in the amount of P$65 million that had previously been approved at the shareholders’ meeting held on March 16, 2009, on the grounds of non-compliance with the formal request for dividend distribution according to the MOA. The board of directors of Edesur resolved, on grounds of prudence and without any acknowledgment of rights or facts, to abide by the terms of the notice sent by ENRE and requested that ENRE reconsider its demand. On August 26, 2009, the ENRE issued Resolution No. 445/2009 denying a request for reconsideration, and resolved to partially lift the suspension and order Edesur to refrain from disposing of P$17,4 million until evidence is given of the actual execution of pending tasks in connection with 2006-2008 work plan.
In view of the aforesaid, on August 28, 2009, Edesur’s board of directors resolved to distribute dividends in the amount of P$48 million, with dividends made available to shareholders as from September 14, 2009. In addition, Edesur appealed to the Secretary of Energy against ENRE Resolution No. 445/2009, which opposes express legal and contractual provisions and is based on an erroneous interpretation of item 7.4 of Section 7 of the MOA and applicable regulation, among other grounds for challenge. As of the date of this annual report, the Secretary of Energy is considering the appeal timely filed.
On August 18, 2009, the Secretary of Energy provided under Resolution No. 652/09 new seasonal prices for the June 1, 2009 — December 31, 2009 period for residential users with bimonthly consumption over 500 kWh. As a result, the ENRE issued Resolution No. 433/09, dated August 19, 2009, approving the values stated in the new tariff schedule applicable to the above mentioned period which imply a subsidy from the Argentine government to users involved of 100% of the tariff increase provided under ENRE Resolution N° 628/08 for June and July 2009 and of 70% of the tariff increase for August and September 2009.
On November 2, 2009 Edesur was given notice of a claim entitled “Consumidores Libres Coop. Ltda. de Provisión de Servicios de Acción Comunitaria c/E.N. — Secretaría de Energía de la Nación — ENRE — s/Proceso de conocimiento” filed by two consumer associations: Consumidores Libres Coop. Ltda. de Provisión de Servicios de Acción Comunitaria and Unión de Usuarios y Consumidores, against the National Government, the ENRE, Edesur, Edelap S.A. and Edenor S.A.

The purpose of the claim is: a) to declare invalid and unconstitutional all recent resolutions concerning tariffs and, consequently, to request the return of the amounts invoiced under such resolutions; b) to impose on all defendants the obligation to perform the overall tariff review; c) to declare null and void the resolutions issued by the Secretary of Energy under which the interim period provided under the MOA is extended; d) to order defendants to sell, under international public tender, its class “A” shares since plaintiffs consider the first period of the Concession Agreement to have already ended; e) to declare null and void any resolutions or any other administrative acts amending contractual renegotiations; f) to declare null and void ENRE’s Resolutions No. 466/2007 and 467/2007 under which the concession periods provided for under the Concession Agreement are extended, and g) on a subsidiary basis, if the main claim is dismissed, to order defendants to invoice all users on a bimonthly basis.
In addition, plaintiffs requested the Court: (i) to issue a provisional remedy ordering suspension of the tariff increases provided for under the resolutions disputed by the plaintiffs; (ii) on a subsidiary basis, to partially suspend the application of the foregoing resolutions; and (iii) also on a subsidiary basis, to issue a provisional remedy determining the enforcement authority to refrain from stating new increases beyond the framework of the overall tariff review process.
Regarding plaintiffs’ request to the Court to issue a provisional remedy, the Judge deemed it convenient to give written notice in such respect to the ENRE and the Secretary of Energy before ruling on such request. As of the date of these financial statements, the Court has not issued a decision on the respect.
Edesur answered the complaint and rejected the plaintiffs’ claim on the grounds that it was inadmissible within the terms provided for to such effect. As of the date of these financial statements, proceedings are in a stage following the answer to the complaint.
Additionally, pursuant to the overall tariff review, on November 12, 2009 Edesur submitted to the ENRE its income requirements in compliance with ENRE’s Resolution No. 467/2008.
Edesur has applied all additional resources to maintain its services and to finance the investment plan for 2009, which was the largest since the enactment of the Public Emergency Law.
The chart below sets forth Edesur’s annual electricity sales for each type of user for fiscal years ended December 31, 2009, 2008 and 2007.

	Annual sales in Gwh
	2009	2008	2007
Sales in Gwh:
Residential	5,882	6,463	6,349
General	3,638	3,179	3,109
Large users	6,506	6,518	6,375

Total	16,026	16,160	15,833

Sales (in millions of pesos)	2,204	2,048	1,842
Argentina’s recent economic growth has had an impact on the demand for electricity, which has surpassed consumption levels recorded prior to the 2001 crisis. Within Edesur’s concession area, demand decreased to 17,899 GWh, or 1%, compared to 2008, with a 3,237 MW peak demand record in February 2009, with a historical peak demand of 1,713 GWh in July. As a result, the network is close to overloading. In addition, electricity sales were 16,026 GWh, a 0.8% decrease compared to 2008.
On June 18, 2009, Decree No.732/2009 was published in the Official Gazzette of the Province of Buenos Aires. The Decree approved the addendum to a new master agreement for the provision of electricity to low-income suburban areas close to the City of Buenos Aires, which had expired in December 2006, and provided for a 4-year renewal term as from January 1, 2007. Within the national framework, such addendum had already been ratified by the Ministry of Federal Planning, Public Investment and Services on September 17, 2008.
Competition
We compete with other generators in the wholesale electricity market, both in the spot market and for contracts (mainly short-term contracts).

INSURANCE
Our insurance programs principally focus on the concentration of risks and the importance and replacement value of assets. Under our risk management policy, risk associated with our principal assets, such as oil and gas facilities, refineries, petrochemical plants and power generation plants are insured for their replacement value.
We insure against material damages, control of wells, especially where we have gas production, and third-party liability, including marine liabilities. Our re-insurers have ratings equal or above “ A-” from Standard & Poor’s, “A3” from Moody’s and/or “B+” from A.M.Best. Insurance companies provide coverage in each and every country where we have controlled interests, following terms and conditions given by our reinsurers. We maintain coverage for operational third-party liability with respect to our onshore and marine activities, including sudden environmental risks such as oil spills (see “Item 3. Risk Factors- Our operations could cause environmental damage, and any changes in environmental laws may increase our operational costs”). We carry third party liability insurance coverage of up to US$125 million for each and every ocean marine and non-ocean marine incident of loss. We maintain control of wells coverage in many gas and oil fields located in Argentina, Bolivia and Ecuador. We also carry marine cargo insurance and directors and officers insurance coverage. All projects and installations under construction are required to be insured in compliance with the contract for any damage and liability risk. We also carry insurance for workmen’s compensation and automobile liabilities.
Our main areas of coverage include the following different types of deductibles:
•	US$10,000,000 for combined claims for property damage for all our businesses;

•	US$5,000,000 for control of wells; and

•	US$5,000,000 in ocean and non-ocean marine third-party liability.
Our insurance decisions are based on our requirements and available commercial and market opportunities. Our facilities are regularly subject to risk surveys undertaken by international risk consultants.

PATENTS AND TRADEMARKS
Minor portions of our commercial activities are conducted under licenses granted by third parties. Royalties related to sales associated with such commercial activities are paid under the relevant licenses. We use the name “Petrobras” with the permission of Petrobras.
QUALITY, SAFETY, ENVIRONMENT AND HEALTH
Petrobras Energía is a socially and environmentally responsible corporation that promotes continuous improvement. This commitment lies at the core of our corporate mission. We believe that caring for the environment in which we operate and for the safety and health of individuals is an essential condition for the activities we develop.
Our Quality, Safety, Environment and Health (“QSEH”) policies, incorporate state-of-the-art concepts, including: eco-efficiency, life cycle, continuous improvement and leadership. This is implemented through the use of 15 guidelines for practical and customary action, each aimed at responsible behavior-based development, and in accordance with management system requirements.
We have complied with international audits and certifications with respect to environmental management, quality, safety and occupational health. We have 33 certifications distributed in 14 assets certified under internationally recognized standards, including ISO 14001, ISO 9001 and OHSAS 18001/IRAM 3800, which are maintained through regular third-party audits.
Excellence in Management
We are moving towards Excellence in Management through the use of outstanding Management Tools such as the Excellence in Management Program and the Management Evaluation Program for Safety Environment and Health (“MEP-SEH Program”).
The Excellence in Management Program, developed by Petrobras based on the Brazilian National Quality Award, provides a framework for the development of best practices. This program measures business management and identifies strengths and opportunities for the implementation of improvement plans focused on excellence. During 2008 and 2009 we implemented pilot benchmark evaluations of management indicators to contribute to the creation of a culture of excellence that integrates comparative information.
The MEP-SEH Program started in 2004 verifies site adherence to the Safety, Environmental and Occupational Health Policy and its 15 Safety, Environmental and Health (“SEH”) Corporate Guidelines. This verification involves triennial evaluations conducted by specialized assistants from Petrobras System locations, selected by our Head Office. Performance improvements were shown during each evaluation cycle as evidenced by the improved compliance level achieved in 2009 by Petrobras Energía, which obtained a rating higher than in previous years.
Another goal of Petrobras Energía is to promote transparent and integrated management, while improving the efficiency of operations. Therefore, in 2007, the Company completed the implementation of the Standardization Process, based on the application SINPEP (Petrobras’ Electronic Integrated Standardization System), software developed by Petrobras for all its units to facilitate the creation, implementation and improvement of standards for organizational process management. During 2009 a general review of QSEH corporate standards was completed in order to streamline management processes.
In order to avoid the occurrence and repetition of unexpected events, the Anomaly Management process has been implemented since 2006. This process enables tracking, traceability and learning from critical situations to avoid repeated damage to individuals, property and/or the environment. During 2009 we started implementation of a new, simpler, more powerful and efficient process version estimated to be completed in 2010.
Throughout the last few years, results showed a permanent improvement in QSEH processes as well as in management indicators, based on the strong commitment of the management and high employee motivation.
Safety
In order to reduce our risk of accidents, a series of preventive measures were developed, which focused on and were addressed to Petrobras Energía’s supervisors and contractors’ supervisors as well as to Petrobras Energía’s management staff through the Proactive Leadership Program.

We also launched the Leadership Program in Injury Prevention, essentially addressed to contractors’ supervisors, who are trained so that they may, in turn, provide employees in their area with specific training in safety movement, hand care and accident prevention.
Since 2005, we have conducted our Contractor Staff Ranking and Certification process, through which more than 12,000 employees were trained to implement our SEH policies and guidelines. For the purpose of revalidating this certification, we developed and implemented a SEH Recertification Workshop that is compulsory for contractors. This new stage reinforces SEH concepts and is aimed at increasing awareness with selected tools that meet the Company’s needs. 500 workers, supervisors and heads of contracting companies have been trained in this new stage as of the date of this annual report.
Since 2008, we have worked on the implementation of a risk analysis process that coordinates planning related to tasks that pose risks to individuals, the environment and the Company. As a result of this analysis, the safest way to perform a task is provided, including the identification of possible emergencies. During 2009, were performed risk analysis audits as per the annual schedule.
In 2009, we started change analysis systematization through the implementation of a specific software known as CMS (Change Management System). This application facilitates registration, analysis and management of changes related to facilities, people, etc. It aims at minimizing or eliminating any risks that may arise as a result of changes. This process was successfully implemented in the 14 fields operated in the Austral Basin in the Oil and Gas Exploration and Production business segment.
With respect to road safety, since 2004, we have implemented certain best practices related to the safety, environmental and health management of the transportation by land of liquid fuels. At present, we have 392 tankers that travel approximately 37.5 million kilometers per year throughout Argentina. This transport implies a high exposure to risk for our drivers, community members, equipment and product, including environmental risks. In response to this risk, management has focused on three main aspects: professional training of drivers, fleet condition and maintenance and risk analysis relating to the area where the units travel. The implementation of these practices resulted in a strong reduction in the Company’s accident rate. In addition, since 2005 the Company has conducted driver safety training to employees that drive Company vehicles, as well as supervision to ensure compliance with existing standards.
Environment
We are committed to minimizing our impact on the environment, and are developing a framework to assess and report on the eco-efficiency of all our business units. Eco-efficiency is based on the concept of creating more goods and services while using fewer resources and creating less waste and pollution.
In line with our strategic commitment to environmental responsibility, we have been working to ensure that increased production is as compatible as possible with the efficient use of natural resources such as water and energy, and generates the least possible amount of effluents and emissions in all of our business units, as evidenced by programs such as our SIGEA project.
Since July 2003, our Inventory System of Atmospheric Emissions (“SIGEA”) project has assisted us in reducing our atmospheric emissions by enhancing our decision-making process for new investments, particularly in terms of energy conservation and eco-efficiency. Additionally, the SIGEA project has helped us detect improvements that will facilitate our participation in carbon credit markets. During 2008, ICF International consulting company conducted a verification of our greenhouse gas emissions inventory. Oil and Gas Exploration and Production assets in Argentina, Ecuador and Peru as well as Refining and Distribution and Petrochemicals facilities in Argentina were subject to audits.
Regarding operating improvements, remediation and waste treatment, during 2009 we consolidated the Waste Corporate Management System (Sistema Corporativo de Residuos) (“SCR”) aimed at tracking waste management from generation to final disposal. To such effect, the effluent and industrial plant drainage systems were improved including fire systems. It also continued with the implementation of projects for remediation and recovery of affected soils in gas and oil fields and at refineries and with projects for duct integrity. During 2009 we implemented the “DataHidro” system (Corporate Computerized Water Resource and Effluent Data System) that uses a database to manage the rational use of water by the Company.

For the fourth year in a row, Petrobras Energía, through Petrobras, qualified for inclusion in the Dow Jones Sustainability Index group, the world’s most important sustainability index which is based on the social, economic and environmental performance of the participating companies.
In addition, in line with the Kyoto Protocol recommendations, since 2007, with the cooperation of the World Bank, we evaluate projects that may fall within the scope of the Clean Development Mechanism (CDM).
Emergency Response
The Company is actively engaged in preventing, preparing for, and responding to emergency situations, with an emphasis on minimizing damage and rapidly restoring previous conditions in the event of an accident.
We are party to a mutual assistance agreement with Petrobras, our controlling shareholder, whereby we have committed to assist each other during possible spills in our land and maritime operations.
In 2005, we created emergency response bases, which are distributed throughout different strategic points in Argentina (nautical and ground bases), all of them with the necessary equipment and personnel for effective performance in an emergency.
We regularly conduct land and nautical drills to develop the skills and competency needed to carry out our emergency plans in different sectors. These drills are carried out within the framework of our SEH policy, and coordinate the activities of various parties who would be called upon in an emergency, such as the fire department, police, our customer service centers, contractors, and our own employees.
Since 2004, we annually organize workshops on handling of hazardous material emergencies relating to road transportation in several locations within the country. The workshops culminate in road accident drills based on a range of different scenarios such as fire, spills and human injuries. During 2009, we organized four of these workshops.
Since 2004, more than 1,200 individuals from the emergency-response community, including civil defense and firemen, have been trained in techniques for reducing leaks and fire fighting related to land transportation. Through the responses to these drills, we are able to analyze information, assess situations by ranking the seriousness of each scenario on site, establish response strategies, and study the development of joint intervention techniques, rescue assistance and protection.
In addition, a nautical simulation drill for tankers was conducted to test our National Contingency Plan, developed when we became the owner of the Poti tanker in March 2008.
During 2009, we began implementing the new Petrobras 2644-C Standard on asset contingency plans. This Standard provides minimum criteria for response plans for emergencies relating to our units, facilities and activities.

Health
We have implemented a Health Promotion and Protection Program, which prioritizes the quality of life of our employees. The principal components of the program are health promotion, stress management, physical activity, healthy diet and disease and accident prevention through early detection and control of epidemiological risk factors. Program activities include workshops on stress, sedentary life-style, healthy diet and a smoking reduction plan. Since 2005, 5,100 employees have participated in these programs.
In order to encourage physical activity, we opened health promotion centers—gyms and aerobics tracks—in several plants and executed agreements with fifteen private gyms in Buenos Aires. As a result, 2,500 employees and related family members are exercising at these facilities. We have also made preventive dental checks available to all employees to improve dental health and minimize health risk factors.
In addition, since 2005 we have provided CPR (cardiopulmonary resuscitation) and first-aid training to 4,000 individuals, and more than 300 people have participated in our smoking reduction program. Families are eligible to participate in our health promotion program workshops, and we were certified by the Ministry of Health in 2007 as a smoke-free work place. Moreover, in December 10, 2008 we obtained a heart safe certificate from the Argentine Federation of Cardiology in connection with all assets in Argentina, certifying that the Company has all the necessary elements and trained personnel in case of a heart attack emergency.

REGULATION OF OUR BUSINESS
Argentine Regulatory Framework
Petroleum
Overview
The Argentine oil and gas industry is regulated by Law No. 17,319 (the “Hydrocarbons Law”), enacted in 1967, and natural gas is regulated by Law No. 24,076 (the “Natural Gas Law”), enacted in 1992. The Hydrocarbons Law, which sets forth the general legal framework for the exploration and production of oil and gas, allows the Argentine government to establish a national policy for the development of Argentina’s hydrocarbon reserves, with the principal purpose of satisfying domestic demand.
Originally, the Hydrocarbons Law provided that all oil and gas reserves located within the Argentine territory were owned by the federal government but in 1992, a new regulatory framework was implemented in response to several changes in the Argentine oil and gas industry after the privatization of Yacimientos Petrolíferos Fiscales Sociedad del Estado (“YPF”), and Gas del Estado (“GdE”). In order to response to these changes, Law No. 24,145 (the “Privatization Law”) was enacted. Pursuant to the Privatization Law, the federal government transferred ownership of oil and gas reserves to the government of the provinces in which these reserves were located, upon satisfaction of certain conditions. Furthermore pursuant to section 124 of the Argentine Constitution, as amended in 1994, provinces were also granted primary control over natural resources existing in their respective territories. In 2007, Law 26,197 (the “Federalization Law”) amended the Hydrocarbons Law to also provide that oil and gas areas belong either to (and should be administrated by) the federal government or the provinces, depending on the territory where the relevant areas are located.
Fields located in the area lying between twelve nautical miles from the coastline and the outer boundary of the continental shelf belonging to the federal government. All the fields lying within the various provinces or in offshore areas within twelve nautical miles of the coast belong to the provinces or the City of Buenos Aires, as applicable. The Federalization Law also divides authority over hydrocarbon transportation concessions between the federal government and the provinces, as discussed in detail below under “—Federalization Law.”
As a result of the Federalization Law, all oil and gas exploration permits and production concessions as well as other types of exploration and/or exploitation contracts with respect to the fields located in provincial territories, where originally granted by the federal government, were transferred to the relevant provinces by operation of law without affecting the rights or obligations of permit or concessions holders. Transportation concessions within provincial territories were also transferred to the relevant provinces.
The Hydrocarbons Law allows the federal government to establish national policies for the development of Argentine reserves and to set out the federal energy policy. Provinces have the right to (i) control and conduct surveillance of permits, concessions and exploration and exploitation agreements, (ii) enforce compliance of the terms and conditions of permits, concessions and explorations and exploitation contracts, (iii) approve the extension of the terms of permits, concessions and exploration and exploitation agreements, and (iv) impose fees.
Following, the enactment of the Federalization Law, several provinces (i.e., Chubut, Río Negro, La Pampa and Mendoza) conducted public biddings processes for the granting of new exploration permits and, eventually, production concessions.
While privatized, the oil and gas industry still remains heavily regulated, particularly with respect the granting of exploration and production rights, restrictions and productions export, taxes and fees on gross production, and specific investment obligations related the drilling activities, and other environmental controls and works.

Exploration and Production
Pursuant to the Hydrocarbons Law, exploration and production of oil and gas is carried out though exploration permits, production concessions, exploitation contracts or partnership agreements. Nevertheless, the Hydrocarbons Law permits surface reconnaissance of territories not covered by exploration permits or production concessions, with authorization of the Argentine Secretary of Energy and the permission of the owner of the land. Information obtained through surface reconnaissance must be provided to the office of the Secretary of Energy, which is prohibited from disclosing it for a period of two years, without the prior authorization of the party that conducted the exploration, except in connection with the granting of exploration permits or production concessions.
The Hydrocarbons Law originally granted exploration permits and production concessions at the federal level through a competitive bidding process. Since the enactment of the Federalization Law, this power is exercised by both the federal and provincial governments, as applicable. Companies and individuals seeking to obtain oil and gas permits and participate in concession biddings need to satisfy certain registration requirements with the Secretary of Energy. Permits granted to third parties in connection with the deregulation and de-monopolization process were granted in accordance with procedures specified in certain decrees, known as the Oil Deregulation Decrees, issued by the Argentine government. In 1991, the Argentine government established a program under the Hydrocarbons Law, known as the Argentina Exploration Plan, currently in effect, pursuant to which exploration permits may be auctioned. The holder of an exploration permit has the exclusive right to perform the operations necessary or appropriate for the exploration of oil and gas within the area specified by the permit. Each exploration permit may cover only unexplored areas up to 10,000 square kilometers (15,000 square kilometers for offshore exploration), and may have a term of up to 14 years (17 years for underwater exploration).
In the event that holders of an exploration permit discover commercially exploitable quantities of oil or gas, such holders will be entitled to obtain an exclusive concession for the production and exploitation of the relevant reserves. The production concession provides its holder the exclusive right to produce oil and gas from the area covered by the concession for a term of 25 years (plus, in certain cases, a part of the unexpired portion of the underlying exploration permit), which may be extended by the relevant authority for an additional ten-year term. A production concession also entitles the holder to obtain a transportation concession for the transport of the oil and gas produced.
Under the Hydrocarbons Law, holders of exploration permits and production concessions are required to carry out all necessary works to find or extract hydrocarbons, using appropriate techniques, and to make the investments specified in their respective permits or concessions. In addition, holders must avoid damage to oil and gas fields and waste of hydrocarbons, must undertake adequate measures to prevent accidents and damage to agricultural activities, the fishing industry, communications networks and ground water, and must comply with all applicable federal, provincial and local laws and regulations.
Holders of production concessions are required to pay for such permits and concessions, and certain royalties to the federal government. Please see “—Royalties” below for more detail.
Exploration permits and production or transportation concessions are subject to termination upon breach or violation of applicable laws, regulations, permits or concessions terms or upon the bankruptcy of the permit holder or concessionaire. In the event of the expiration of exploration permits or production concessions, all oil and gas wells, operating and maintenance equipment and ancillary facilities automatically revert to the federal or provincial government, without compensation to the permit holder or concessionaire.
Exploration permits and production concessions can be partially or totally assigned with prior authorization of the Argentine government.
No early termination is provided under the Hydrocarbon Law due to a change of control in the company’s equity, although, change of control clauses may be included under the relevant exploration permits or production concessions.

Authorized Governmental Agency
The office of the Secretary of Energy is the federal governmental agency in charge of enforcing the Hydrocarbons Law. However, the Argentine government is in charge of determining areas in which hydrocarbons activities are to be encouraged and the granting of permits and concessions. Pursuant to the Federalization Law, each province has the authority to enforce the Hydrocarbons Laws within its own territory.
State-Owned Energy Company
In October 2004, the Argentine Congress enacted Law No. 25,943 creating a new state-owned energy company called Energía Argentina S.A. (“ENARSA”). The corporate purpose of ENARSA is to carry out, through third parties or through joint ventures with third parties, (i) studies, exploration and exploitation of hydrocarbon natural reserves, (ii) the transportation, processing and sale of hydrocarbons and their direct and indirect by-products, (iii) the transportation and distribution of natural gas and (iv) the generation, transportation, distribution and sale of electricity. Moreover, Law No. 25,943 granted ENARSA with all exploration concessions in respect of all national offshore areas located more than twelve nautical miles from the coastline, up to the outer boundary of the continental shelf, that were vacant at the time of the entry in force of this law (i.e., November 3, 2004). Therefore, any future exploration of offshore areas must be done in joint venture with ENARSA.
Net Worth Requirements
The Hydrocarbons Law requires that, to engage in any exploration, production or transportation of oil and gas activity, companies must comply with certain capital requirements and financial solvency standards.
Secretary of Energy Resolution No. 193/03, states that in order to receive and maintain permits or concessions, the permit holder or concessionaire must have a minimum net worth of P$2 million, in the case of land areas, and P$20 million, in the case of the offshore areas, and that such minimum net worth must be maintained for the entire term of the permit of concession. Non-compliance with this requirement may result in penalties, including fines or even removal from the register of oil companies of the Secretary of Energy. Up to 70% of these net worth requirements may be satisfied by means of financial banking or other guarantees.
Federalization Law
The Federalization Law was published in the Official Bulletin on January 3, 2007, and amended the Hydrocarbons Law to clarify the federal and provincial governments’ ownership rights over liquid and gaseous hydrocarbon fields, based upon their location. As noted above, the Federalization Law transferred ownership of all hydrocarbon reservoirs that are onshore or within twelve nautical miles off shore to the provinces and the City of Buenos Aires, and provided for federal government ownership of reservoirs more than twelve nautical miles off shore, until the outer limit of continental shelf. Pursuant to the Federalization Law, the Argentine Congress shall continue to enact laws and regulations to develop oil and gas resources existing within all of the Argentine territory (including marine resources), but the governments of the provinces where the hydrocarbon reservoirs are located shall be responsible for the enforcement of these laws and regulations, the administration of the hydrocarbon fields and shall act as granting authorities for the exploration permits and production concessions. However, the administrative powers granted to the provinces shall be exercised within the framework of the Hydrocarbons Law and the regulations complementing this law. Consequently, even though the Federalization Law established that the provinces shall be responsible for administering the hydrocarbon fields, the Argentine Congress retained its power to issue rules and regulations regarding the oil and gas legal framework. Additionally, the Argentine federal government retained the power to determine national energy policy. It is expressly stated that the transfer will not affect the rights and obligations of exploration permit and production concession holders, or the basis for the calculation of royalties, which shall be calculated in accordance with the concession title and paid to the province where the reservoirs are located. The Federalization Law provides that the Argentine government shall retain the authority to grant transportation concessions: (i) involving the territory of two or more provinces, and (ii) directly connected to export pipelines for export purposes. Consequently, transportation concessions which are located within the territory of only one province and which are not connected to export facilities have been transferred to the provinces.
Finally, the Federalization Law grants powers to the provinces to: (i) exercise in a complete and independent manner of all activities related to the supervision and control of the exploration permits and production concessions transferred by Law No. 26,197; (ii) enforce of all applicable legal and/or contractual obligations regarding investments, rational production and information and surface fee and royalties payment; (iii) establish the legal and contractual terms; (iv) apply the sanctions provided for in the Hydrocarbons Law; and (v) all other authorities set by the Hydrocarbons Law.

As of the enactment of the Federalization Law on January 3, 2007, each enforcement authority was made a counterparty to the different permits and concessions granted, with all the powers set forth in the Hydrocarbons Law and its supplementary regulations, and the rights derived therefrom.
Transportation
The Hydrocarbons Law grants hydrocarbon producers the right to obtain from the Argentine government a 35-year concession for the transportation of oil, gas and their by-products through public tender. Producers remain subject to the provisions of the Natural Gas Law, and in order to transport their hydrocarbons do not need to participate in public tenders. The term of a transportation concession may be extended for an additional ten years upon application to the Argentine government.
Transporters of hydrocarbons must comply with the provisions established by Decree No. 44/91, which implements and regulates the Hydrocarbons Law as it relates to the transportation of hydrocarbons through oil pipelines, gas pipelines, multiple purpose pipelines and/or any other services provided by means of permanent and fixed installations for transportation, loading, dispatching, tapping, compression, conditioning infrastructure and hydrocarbon processing. This decree is applicable to oil pipelines and not to gas pipelines. See “Regulation of Our Business—Argentine Regulatory Framework—Natural Gas—ENARGAS”.
The transportation concessionaire has the right to transport oil, gas, and petroleum products and to construct and operate oil pipelines and gas pipelines, storage facilities, pumping stations, compressor plants, roads, railways and other facilities and equipment necessary for the efficient operation of a pipeline system. While the transportation concessionaire is obligated to transport hydrocarbons on a non-discriminatory basis on behalf of third parties for a fee, this obligation applies only if such producer has surplus capacity available and after such producer’s own transportation requirements are satisfied.
Depending on whether gas or crude oil is transported, tariffs are subject to approval by ENARGAS or the Secretary of Energy. Resolution No. 5/04 of the Secretary of Energy sets forth:
•
Maximum amounts for tariffs on hydrocarbon transportation through oil pipelines and multiple purpose pipelines, as well as for tariffs on storage, use of buoys and the handling of liquid hydrocarbons; and

•
Maximum amounts that may be deducted in connection with crude oil transportation by producers that, as of the date of the regulation, transport their production through their own unregulated pipelines, for the purpose of assessing royalties.

Upon expiration of a transportation concession, ownership of the pipelines and related facilities is transferred to the Argentine government with no compensation to the concessionaire.
Refining and Marketing
Executive Decree No. 1212/89, issued pursuant to the Hydrocarbons Law in 1989, regulates hydrocarbon-refining activities by oil producers and other third parties. This decree, as well as rules and regulations issued by the Secretary of Energy, regulates the commercial, environmental, quality and safety aspects of refineries and gas stations. This decree authorized imports, abolished oil assignments by the Secretary of Energy and deregulated the installation of refineries and gas stations. Certain supervisory and control powers of the Secretary of Energy have also been delegated to provincial and municipal authorities and therefore the refining and sale of refined products must also comply with provincial and municipal technical, health, safety and environmental regulations.
In order to refine hydrocarbons, companies must register with the Secretary of Energy. Registration is granted on the basis of financial, technical and other standards. As described below, liquid fuel retail outlets, points of sale for fuel fractioning, the resale to large users and supply contracts between gas stations and oil companies are also subject to registration with the Secretary of Energy.

Disposition S.S.C. No. 157/06 of the Undersecretariat of Fuels provides that fuel sellers who are parties to contracts creating any degree of exclusivity between the refining company and the fuel seller, which for any reason are seeking to terminate such contract, shall report the termination in advance to the Undersecretariat of Fuels in order to inform the Secretary of Domestic Commerce. In that case, the Secretary of Domestic Commerce is to: (i) issue a statement regarding the validity of the termination of the contract and (ii) use all necessary means to allow the fuel seller terminating the contract to execute another agreement with a refining company and/or fuel broker in order to guarantee its fuel supply.
Gas stations, and other fuel retailers and distributors are required to register with the Secretary of Energy to participate in the liquid fuel markets. Severe sanctions are imposed on those who execute transactions with unregistered parties. Additional requirements are also imposed on all fuel market participants, and brand owners are jointly liable for any breaches by companies operating under their brand name (Resolution No. 1102/04). Also, gas stations in border areas must sell fuels to vehicles bearing foreign license places at mandatory differential prices (Secretary of Energy, Resolutions No. 938/06 and 959/06).
The Argentine government has also imposed restrictions on exports, requiring producers to gain authorization before performing export operations (Executive Decree 645/02 and Secretary of Energy, Resolution Nos. 1679/04 and 1338/06). Prior to obtaining the Secretary of Energy’s approval to export crude oil or diesel oil, producers must generally demonstrate that they have either satisfied local demand requirements or granted the domestic market the opportunity to purchase oil on similar terms. Potential exporters of diesel oil must also register in advance with the government (Secretary of Energy, Resolution No. 1679/04).
In 2005, the Argentine government imposed additional requirements to guarantee the domestic supply of diesel oil to gas stations by refiners (Secretary of Energy, Resolutions No. 1834/05 and 1879/05). Initially, these regulations allowed gas stations to obtain diesel oil from third parties if refiners were unable to meet demand, with refiners bearing any additional costs incurred in procurement. In 2006, regulations were introduced to require refining companies, wholesalers and retailers to meet total reasonable diesel oil demand on a continuous basis in every region in Argentina at the same level demanded for the corresponding month in the previous year, plus an adjustment to account for growth in domestic product (Domestic Trade Secretary, Resolution No. 25/06).
The Secretary of Energy also regulates the quality content of fuels, through Resolution 1283/06. This resolution has been modified recently by its similar 478/09, postponing the enforcement of some quality specifications to some kind of fuels.
From January 1, 2010, as established by Law No. 26,093, Decree 109/07 and other regulations, all fuels sold in Argentina, must contain 5% of bioethanol blending in gasoline and biodiesel in diesel oil.
Any new fuels sold in Argentina must be authorized by the Undersecretary of Fuels (Secretary of Energy, Resolution No. 1334/06). In 2008, the Secretary of Energy exempted fuel oils sold to power plants from marketing requirements under Resolution No. 1283/06 (Resolution No. 150/08).
Resolution No. 1103/04 issued by the Secretary of Energy provides, pursuant to Executive Decree 1212/89, section 17, that in the case of gas stations operating under a brand, the brand owner under which fuels are sold shall be responsible for the specification, quality and quantity of products sold and for compliance thereof with reported requirements, and in the case of gas stations operating under no brand, the operator shall be the responsible party and fuel suppliers may also be jointly and severally liable when identified.
The Ministry of Federal Planning, Public Investment and Utilities created the Energía Total (Total Energy) program in 2007 to help guarantee the supply of liquid and gas fuels to producers and to the Argentine population during 2008 (Resolution 459/2007). The program is designed to encourage the substitution of alternative fuels for natural gas and electricity consumption used in various production activities and electricity generation. The program has been extended. ENARSA is in charge of coordinating the Energía Total program, under which two separate plans call for the provision of liquid and gas fuels. One goal of the program is to guarantee the supply of liquid fuels derived from oil (liquefied petroleum gas, diesel oil, fuel oil, gasoline and octane enhancers) and to meet overall demand, based on economic growth and industrial development. The beneficiaries of this plan are primarily fuel refining and importing companies in Argentina that qualify pursuant to regulations governing the Energía Total program and that have reached an agreement with ENARSA.

Market Regulation
Under the Hydrocarbons Law and certain decrees issued in connection with the deregulation and demonopolization process that took place in the early 1990s (the “Oil Deregulation Decrees”), holders of production concessions have the right, with a few limited exceptions, to freely dispose of their production either through sales in the domestic market or through exports. However, since 2002 the Argentine government has imposed restrictions on the export of hydrocarbons under the Hydrocarbons Law. See “—Refining and Marketing” above and “Item 3. Risk Factors— Factors Relating to Argentina—Limits on exports of hydrocarbons and related oil products have affected and may continue to affect our results of operations”.
Pursuant to Decree No. 1589/89, relating to the deregulation of the upstream oil industry, companies engaged in oil and gas production in Argentina are free to sell and dispose of the hydrocarbons they produce and are entitled to hold up to 70% of the foreign currency proceeds they receive from crude oil and gas sales abroad, while being required to repatriate at least 30% of results through Argentine exchange markets.
The Hydrocarbons Law authorizes the Argentine government to regulate the Argentine oil and gas markets and prohibits the export of crude oil during any period in which the Argentine government finds domestic production to be insufficient to satisfy domestic demand. In the event the Argentine government restricts the export of oil and petroleum products or the free disposal of natural gas, the Oil Deregulation Decrees provide that producers, refiners and exporters shall receive a price, in the case of crude oil and petroleum products, not lower than that of similar imported crude oil and petroleum products and, in the case of natural gas, not less than 35% of the international price per cubic meter of Arabian light oil, at 34 degrees. See “—Refining and Marketing” above.
Oil Plus and Refining Plus Programs
On November 25 2008, the Argentine government issued Decree 2014/2008. This Decree created two programs known as Oil Plus (Petróleo Plus) and Refining Plus (Refinación Plus). The principal purpose of these programs is to stimulate the exploration, production and exploitation of oil reserves, to increase refining capability and production of different type of fuels. According to the Decree, the companies that fulfill requirements established by these programs will be awarded with fiscal credit that are transferable and that can be applied against export taxes levied on exports of crude oil, natural gas and derivatives.
Also, pursuant to Decree 2014/2008, construction of infrastructure by oil companies in order to: (i) enable the exploration and production of new hydrocarbons reservoirs, (ii) increase their production capacity, or (iii) incorporate new technology for the operation of existing and new hydrocarbons reservoirs, could be qualified as Critical Infrastructure Construction (Obra de Insfraestructura Crítica) under Law No. 26,360. This qualification allows companies to obtain a return of the value-added tax (“VAT”) corresponding to the assets involved in the infrastructure construction, or to accelerate the amortization of the same assets for the purpose of determining their income tax. Decree 2014/2008 is regulated by Secretary of Energy Resolution No. 1312/2008; which defines and quantifies the incentives to be awarded under these programs. These incentives are awarded according to variables such as the international price of oil, the production volumes and the ratios of recovery of hydrocarbons reserves. Fiscal credits awarded under the Oil Plus program are subject to verification of an increase in the production of oil and the incorporation of new reserves of hydrocarbons. Fiscal credits awarded under the Refining Plus program are contingent upon the existence of projects to install new refining units or the expansion of existing units.
Royalties
Pursuant to sections 57 and 58 of the Hydrocarbons Law, holders of exploration permits and production concessions must pay an annual surface fee that is based on acreage of each block and which varies depending on the phase of the operation, i.e., exploration or production, and in the case of the former, depending on the relevant period of the exploration permit. On October 17, 2007, Executive Decree No. 1,454/07 significantly increased the amount of exploration and production surface fees expressed in Argentine pesos that are payable to the different jurisdictions where the hydrocarbon fields are located.
Holders of production concessions and permits are required to pay a 12% royalty to the province in which production occurs, calculated on the wellhead price (equal to the FOB price less transportation costs and certain other reductions) of crude oil and natural gas produced. The Hydrocarbons Law authorizes the government to reduce royalties by 5% based on the productivity and location of a well and other special conditions. Any oil and gas produced by the holder of an exploration permit prior to the grant of a production concession is subject to the payment of a 15% royalty.

Resolution No. 435/04 issued by the Secretary of Energy, which updates Resolution No. 155 dated December 23, 1992, (i) imposes additional reporting requirements with respect to royalties, (ii) introduces certain changes with respect to the powers of provinces, (iii) amends certain parts of the royalty determination system, including applicable deductions and exchange rates and (iv) establishes penalties upon default of a reporting duty. This resolution has been applicable to permit and concession holders since June 2004.
Concession holders are required to file sworn monthly statements with the Secretary of Energy and the relevant provincial authorities, informing:
•
The quantity and the quality of extracted hydrocarbons, including the computable production levels of liquid hydrocarbons and a break down of the crude oil (specifying the type), condensate and total natural gas recovered (with a 0.1% maximum error tolerance);

•	Sales to domestic and foreign markets;

•	Reference values for transfers made at no cost for purposes of further industrialization;

•	Freight costs from location where marketable condition is acquired to location where commercial transfer takes place; and

•	Description of sales executed during each month.
In addition to the sworn statement, concession holders must file receipts evidencing payment of royalties. Upon breach of any reporting duty, provincial authorities are entitled to make their own assessment of royalties.
Resolution No. 435/04 also provides that if a concession holder allots crude oil production for further industrialization processes at its own or affiliated plants, the concession holder is required to agree with provincial authorities and the Secretary of Energy, as applicable, on the reference price to be used for the purpose of calculating royalties and payments. Upon failure by the concession holder to agree this price, provincial authorities may fix this reference price. The concession holder is eligible for certain deductions including (i) inter-jurisdictional freight costs, which can be deducted from the selling price, as long as transportation is made by means other than a pipeline, and monthly invoices and any relevant agreements are provided and (ii) internal treatment costs (not exceeding 1% of the payment) incurred by authorized permit or concession holders.
By Decree 2240/2008, the Province of Neuquén approved the agreement signed with Petrobras Energía for the extension of its exploitation concessions, by which the company agreed to pay to the Province an extraordinary exploitation rent of 3% on its production of oil and gas.
Exchange Rates Applicable to Royalties
Under Resolution No. 76/02 of the Ministry of Economy, royalties on oil exports must be fixed taking into account the seller exchange rate of Banco de la Nación Argentina on the day before the royalty is paid.
However, from December 2001 until May 2002, producers and refiners agreed to negotiate a reduced exchange rate in order to moderate the impact of the devaluation in product price. Producers calculated and paid royalties according to this reduced exchange rate. These calculations have been rejected by Neuquén Province, which have presented a claim for any shortfall arising from this agreement. This claim is still pending a judgment from the Supreme Court.
Regulations to Secure the Supply of Diesel Oil
Over the past several years, the Argentine government has passed various laws and adopted various initiatives aimed at guaranteeing the supply of diesel fuel to the domestic market.
One government initiative aimed at securing local supply exempts diesel fuel imports intended for domestic consumption from the Fuel Liquids and Natural Gas Tax, as well as the Diesel Oil Tax. The following laws exempted diesel fuel imports in the following amounts from such taxes: Law No, 26,022 (2005) — 500,000 m3; Law No. 26,074 (2006) — 800,000 m3 (subject to an additional exemption of 20% in 2007); Law No. 26,337 (2007) — 1,800,000 m3 (applicable in 2008, subject to an additional exemption of 20%). Exemptions under Law No. 26,337 are valid when the average monthly parity of diesel oil imports is not lower than the ex-refinery price of diesel oil (excluding all taxes except VAT). Resolution No. 151/08 of the Secretary of Energy has also applied these exemptions to the first 500,000 m3 of diesel fuel imported each year.

The Argentine government has also undertaken initiatives aimed at securing the supply of diesel fuel at subsidized, differential prices for regulated-rate public transportation service providers. Following the promulgation of Executive Decree No. 675/03 (as amended by Executive Decrees No. 159/04, 945/04, 280/05 and 564/05), several agreements were subsequently signed whereby refining companies agreed to supply diesel oil at lower than market prices, depending on the kind of services provided by the transportation companies. Executive Decree No. 449/2008 empowered the Chief of Cabinet (Jefe de Gabinete) to sign annual agreements extending the diesel fuel subsidy to transportation companies for the fiscal year 2008.
In exchange for providing diesel fuel at below market prices, refining companies receive direct compensation in the form of credit on export duties, equivalent to the difference between the net revenues from the sale of diesel oil at the subsidized price and the net revenues that would have been obtained from the sale of the same diesel oil volumes at market price. Refining companies that process the crude oil they produce are entitled to direct compensation, calculated by deducting such compensation from any amount payable for export duties. The applicable rate is determined by the Chief of Cabinet and the credit is issued by the Secretary of Energy.
A new agreement for the supply of diesel oil to public transport companies has not yet been signed.
Stability of Fuel Prices
In an effort to mitigate the impact of the significant increase in international prices for oil and its by-products on domestic prices and to ensure price stability for crude oil, gasoline and diesel oil, since January 2003, at the request of the Argentine government, hydrocarbon producers and refineries have entered into a series of temporary agreements, which contained price limits with respect to crude oil deliveries. By the end of 2004, in light of further increases in the WTI, the Argentine government established a series of measures to ensure the supply of crude oil to local refiners at price levels consistent with the local retail price of refined products.
Currently producers and refiners freely negotiate purchase and sale prices for oil. However, certain differences over the economic terms applied to the fuel stability price agreements have not been resolved.
Natural Gas
In 1992, the Natural Gas Act was passed providing for the privatization of Gas del Estado, or GdE, and the deregulation of the price for natural gas. To carry out the privatization, the assets of GdE were divided among two new transportation companies and eight new regional distribution companies. The transportation assets were divided into two systems on a geographical basis, the northern and southern area pipeline systems, designed to give both systems access to gas sources and to main centers of demand, including the greater Buenos Aires region. A majority of the shares of each of the transportation and distribution companies was sold to private bidders.
The Natural Gas Act established a regulatory framework for the privatized industry and created ENARGAS, an autonomous entity under the Ministry of Economy and Public Works that is responsible for the regulation of the transportation, distribution, marketing and storage of natural gas.
Regulatory framework
Natural gas transportation and distribution companies operate in an “open access,” non-discriminatory environment under which producers, large users and certain third parties, including distributors, are entitled to equal and open access to the transportation pipelines and distribution systems. In addition, exploitation concessionaires may transport their own gas production pursuant to certain concessions granted under the Hydrocarbons Law.
The Natural Gas Act prohibits gas transportation companies from buying and selling natural gas. Additionally, gas producers, storage companies, distributors and consumers who contract directly with producers may not own a controlling interest (as defined in the Natural Gas Act) in a transportation company. Furthermore, gas producers, storage companies and transporters may not own a controlling interest in a distribution company, and no seller of natural gas may own a controlling interest in a transportation or distribution company (unless such seller neither receives nor supplies more than 20% of the gas received or transported, on a monthly basis, by the relevant distribution or transportation company).

Contracts between affiliated companies engaged in different stages of the natural gas industry must be reported to ENARGAS, which may refuse to authorize such contracts only if it determines that they were not entered into on an arm’s-length basis.
ENARGAS
ENARGAS is an autonomous entity which functions under the Ministry of Economy and Public Works and Services of Argentina and is responsible for a wide variety of regulatory matters regarding the natural gas industry, including the approval and adjustment of rates and transfers of controlling interests in the distribution and transportation companies. ENARGAS is governed by a board of directors composed of five full-time directors who are appointed by the Argentine government subject to confirmation by the Argentine Congress.
On May 21, 2007 the Argentine government announced that it was temporarily intervening in the operations of ENARGAS. Though the board of directors remains in place, as of the time of filing of this annual report, officials from the Argentine government currently exercise control over ENARGAS, in consultation with the board of directors. There is no assurance or estimates as to how long this arrangement will remain in place.
ENARGAS has its own budget, which must be included in the Argentine national budget and submitted to Congress for approval. ENARGAS is funded principally by annual control and inspection fees that are levied on regulated entities in an amount equal to the approved budget, net of collected penalties, and allocated proportionately to each regulated entity.
Conflicts between regulated entities or between a regulated entity and a third party arising from the distribution, storage, transportation or marketing of natural gas must first be submitted to ENARGAS for review. ENARGAS’s decisions may be appealed to the Ministry of Economy or to the federal courts.
Rate Regulation
Summary
Since the enactment of the Public Emergency Law and other emergency measures in early 2002, public utility tariff regulation has been radically modified, including regulation of gas transportation and distribution services. The rapid implementation of various tariffs has generated a patchwork of conflicting regulations. Although the rules on tariffs described hereunder remain in effect, in practice they have been supplemented by other laws described throughout this section (“Regulation of Our Business”). The Company cannot provide any assurances as to which rules and regulations will remain in place if these various conflicts are resolved.
Regulation of Natural Gas Distributors Prior to the Public Emergency Law
Prior to the enactment of the Public Emergency Law, provisions of the Natural Gas Act regulated the rates for gas transportation and distribution services, including those of TGS. Tariffs to end-users consisted of the sum of three components: (i) the price of the gas purchased; (ii) a tariff for transporting gas from the production area through the distribution system; and (iii) a distribution tariff. Under the Natural Gas Act and TGS license, TGS was permitted to adjust rates (i) semi-annually to reflect changes in the U.S. producer price index, and (ii) every five years in accordance with efficiency and investment factors to be determined by ENARGAS. In addition, subject to ENARGAS’s approval, rates were subject to adjustment from time to time to reflect cost variations resulting from changes in the tax regulations (other than income tax) applicable to TGS, and for objective, justifiable and non-recurring circumstances. The ratemaking methodology contemplated by the Natural Gas Act and the TGS license is the “price-cap with periodic review” methodology, a type of incentive regulation designed to allow regulated companies to retain a portion of the economic benefits arising from efficiency gains. This legal framework remains in effect, though it has been modified by the regulations described below.

UNIREN
The Public Emergency Law pesified tariffs for public utility services at a P$1=US$1 parity and prohibited tariff indexation. Additionally, it authorized the Argentine government to renegotiate public utility services contracts. This authority was later delegated by the executive to the Ministry of Economy, which created, in July 2003, the UNIREN, for the purpose of assisting in the renegotiation process. The renegotiation of service contracts (some of which are still ongoing) must take into account the following criteria, among others:
•	Impact of tariffs on economic competitiveness and on income distribution;

•	Quality of services to be provided and/or the capital expenditure programs provided for in the contracts;

•	Interest of customers and accessibility to services;

•	The safety of the systems; and

•	The company’s profitability.
On October 1, 2003, the Argentine Congress passed a bill allowing the Argentine government to set public utility rates until the completion of the renegotiation process. TGS is in the process of re-negotiating a tariff structure with UNIREN. See “Item 4. Information on the Company—Gas and Energy—Gas and Transportation—TGS—Renegotiation process”.
Modifications to the regulatory framework
On February 16, 2004, the government, through Decree No. 180/04, modified the regulatory framework for the Argentine gas industry. The decree authorized the Secretary of Energy to take any necessary measures to maintain an adequate level of services in the event of a supply crisis. In addition, Decree No. 180/04 provided for:
•
The creation of a trust fund (to be funded by tariffs payable by users of the service, special credit programs and contributions from direct beneficiaries) to finance the expansion of the industry and the creation of an electronic market;

•	The creation of an electronic wholesale market to coordinate “spot” transactions of the sale of natural gas and secondary market transactions for transportation and distribution of natural gas; and

•	A prohibition on distributors or their shareholders from having a controlling participation in more than one gas dealer.
Adjustment of Natural Gas Price at Wellhead
Decree No. 181/04 instructed the Secretary of Energy to design a framework for the normalization of prices of natural gas at wellhead. The decree authorized the Secretary of Energy to negotiate a price framework for the adjustment of prices in sales to distributors. Natural gas prices for residential consumers were excluded from this process. It also authorized the Secretary of Energy to create a new category of users who must buy gas directly from producers.
Prices resulting from this framework are used as a reference for calculating and paying royalties and are used by ENARGAS in calculating any necessary adjustments in tariffs that result from variations in the price of purchased gas. In addition, the decree required that all agreements for the sale of natural gas be filed with the gas electronic market, and granted authority to the Secretary of Energy to regulate the sale of gas (i) between producers and (ii) between producers and their affiliates.
Pursuant to Decree No. 181/04, in April 2004 the Secretary of Energy entered into an agreement with natural gas producers—approved by Resolution No. 208/04— that regulated the price of natural gas by sector, and that called for the complete deregulation of the wellhead price of natural gas by January 1, 2007. Under the April 2004 agreement, natural gas producers were required to provide minimum supply volumes to the local market, including (i) distributors for industrial users, (ii) clients of distributors, or new direct consumers, and (iii) local electric power generators. Additionally, this agreement called for producers to report all supply agreements to the Secretary of Energy.

In 2007, upon expiration of the 2004 agreement, the Secretary of Energy and the producers signed a new Natural Gas Producers Agreement. This agreement modified the proposed scope of gas price deregulation, and established set prices, under which the 2005 price is maintained for the residential segment, and an annual average increase is established of approximately 6.5% for the compressed natural gas, generation and industrial segments (though the price for gas in the industrial segment remains freely negotiable). The implementation of this agreement is staggered by segment, and the last supply commitment to expire is that for residential supply, in the year 2011.
In 2008, the Argentine government implemented the Gas Plus Program to create an incentive for producers participating in the aforementioned supply agreements to increase production in unexploited areas, areas under exploitation with particular geologic characteristics (e.g. “tight gas”), areas that had not been in production since 2004, or new fields in areas otherwise under production (Secretary of Energy Resolution 24/2008). Gas produced in these new areas can be freely marketed without being subject to the conditions imposed by the aforementioned natural gas producers’ agreement.
On May 23, 2005, pursuant to Resolution No. 752/05, the Secretary of Energy established a mechanism by which new direct consumers were able to buy natural gas directly from producers as from August 1, 2005. Resolution No. 1886/2006 subsequently extended this mechanism through December 31, 2016. New direct consumers were allowed to buy natural gas in the electronic gas market, which was originally created for “spot” transactions but now permits long-term operations. In order to purchase gas in the electronic market, new direct customers were required to post irrevocable purchase orders that provided for: (i) terms of at least 36 months, (ii) prices of at least export parity, and (iii) volume of at least 1,000 m3 per day.
If the irrevocable offer is not accepted, the Secretary of Energy may require export producers to provide natural gas for a period of six months pursuant to the prices approved by Resolution No. 599/07 of the Ministry of Federal Planning, Public Investments and Utilities. Transportation companies are prohibited from transporting natural gas for export purposes as long as the domestic supply of natural gas is not satisfied.
Restrictions on Exports of Gas
In March 2004, the Secretary of Energy suspended all prior export authorizations and exports of natural gas surplus volumes and instructed the Undersecretary of Fuels to create a program for the rationing of gas exports and the use of the country’s transport capacity. The Undersecretary of Fuels subsequently adopted a program, known as the Program for the Rationalization of Natural Gas Exports, which established a mechanism for the determination of export restrictions based on various factors and contemplated monthly and quarterly limits on gas exports. In addition, during 2004, the Undersecretary of Fuels did not authorize exports of volumes (excluding surplus volumes) in excess of those exported during 2003. This program was replaced in June 2004 with the Complementary Program to Supply Natural Gas to the Domestic Market, which eased the monthly and quarterly limits established under the Program for the Rationalization of Natural Gas Exports.
Since 2005, as part of the Complementary Program to Supply Natural Gas to the Domestic Market, the Secretary of Energy has requested that producers redirect natural gas targeted for export to supply thermal plants and gas distribution companies. These measures restricted our total volume of exported gas by a daily average of approximately 31 thousand cubic meters in 2008, 420 thousand cubic meters in 2007, 339 thousand cubic meters in 2006 and 110 thousand cubic meters in 2005, preventing us from benefiting from the higher margins offered by the export market. See “Risk Factors—Factors Relating to Argentina—Limits on exports of hydrocarbons and related oil products have affected and may continue to affect our results of operations”.
Moreover, according to the Natural Gas Producers Agreement approved by Resolution No. 599/07, the export of natural gas is prohibited as long as domestic supply is not satisfied. A mechanism for the determination of export restrictions was also established.
The Public Emergency Law created a withholding tax on exports of hydrocarbons for five years from March 1, 2002, which was subsequently extended for five years from January 2007 pursuant to Law No. 26,217. The taxes withheld are deducted from the sales price of the exported hydrocarbons. In May 2004, a 20% withholding rate was first imposed on gas exports. In 2006, under Resolution 534/2006 issued by the Secretary of Energy, the Argentine government increased taxes on natural gas exports to 45% of the price of gas imported from Bolivia.

In April 2008, the Ministry of Economy and Production issued Resolution No.127/08, amending Resolution No. 534/2006, and imposed a 100% withholding tax on natural gas exports, based on the highest price set for natural gas under any applicable agreement for natural gas imports into Argentina. Under this resolution, taxes on natural gas exports are set at the cost of natural gas imported into Argentina.
Compressed Natural Gas for Vehicles
Effective April 1, 2006, distributors cannot provide compressed natural gas, or CNG, to gas stations. Instead, gas stations are required to purchase CNG in the electronic wholesale market pursuant to a mechanism of irrevocable purchase orders designed to conceal the identity of buyers and sellers, where buyers are able to make joint offers. If any purchase orders are not satisfied through this system, exports of natural gas will be diverted to cover the unsatisfied demand. This mechanism is expected to continue until the Secretary of Energy determines that it is no longer necessary, in light of the status of the domestic supply of natural gas. This mechanism is still in force as of the date of this annual report.
Liquefied Petroleum Gas
Prior to the enactment of Law No. 26,020 on April 8, 2005, the Argentine liquefied petroleum gas, (LPG), market was regulated by the Hydrocarbons Law and regulations issued by the Undersecretary of Fuels. Under Resolutions No. 49/01 and No. 52/01, the Secretary of Energy is responsible for enforcing the rules and regulations applicable to the LPG industry and an LPG board, which reports to the National Refining and Marketing Board, which, in turn, reports to the Undersecretary of Fuels, was in charge of supervising and auditing the industry.
In 2005 Law 26,020 established a new regulatory framework for the LPG industry. This new regime regulates the production, fractioning, transportation, storage, distribution and sale of LPG. The Secretary of Energy is responsible for enforcement of Law 26,020, and may delegate supervision and control tasks to ENARGAS. The relevant portions of this law are summarized below:
•
Prices: the Secretary of Energy determines and disseminates reference prices (which must be below export parity prices) for the domestic market (by region, on a seasonal basis every six months), with the goal of guaranteeing regular supply in that market, and may establish price stabilization mechanisms in order to avoid price fluctuations in the domestic market.

•
Market limitations: the Secretary of Energy and the Antitrust Commission (CNDC) are authorized to analyze the sector, for the purpose of fixing limits at each stage of vertical integration of the industry.

•
Open Access: an open access regime is established in connection with the storage of LPG and the Secretary of Energy establishes terms and conditions for the determination of maximum tariffs for storage.

•
Imports/Exports: no restrictions are imposed, and no prior authorization is required, for the import of LPG, and the Secretary of Energy may authorize the export of LPG without restriction, so long as the domestic market is satisfied. No shortage of supply is currently experienced in the domestic market.

•
Trust Fund: a trust fund was established for the purpose of subsidizing the consumption of LPG by the low-income residential sector and expanding the distribution network to areas without service. The trust is to be funded from the sanctions collected under this law and contributions from the national budget.

Resolution No. 168/05 of the Undersecretary of Fuels extends the domestic supply and export restrictions applicable to other hydrocarbons under Resolution 1679/04 to LPG producers. However, as of the date of this annual report, domestic supply mandates and export restrictions have not been extended to the LPG market due to adequate domestic supply.
Secretary of Energy Resolution No. 792/05 set forth two seasonal periods (winter and summer), fixing reference prices for each period. Additionally, it divided the country into three geographical areas—north, center and south—in which these prices are applied, as discussed above. It also approved a mechanism for the determination of the export parity price and an exclusive price that applies to retailers only, calculated from an average of its purchases for the last 24-month period.

Electricity
As recently as 1990, virtually all of the electricity supply in Argentina was controlled by the public sector. In 1991, the Argentine government undertook the privatization of state-owned electricity generation, transmission and distribution companies. In January 1992, the Argentine congress adopted Law No. 24,065 (the “Regulatory Framework Law”), which established guidelines for the restructuring and privatization of the electricity sector. The Regulatory Framework Law which continues to provide the framework for regulation of the electricity sector, distinguished the generation, transmission and distribution of electricity as separate businesses and subjected each to respective regulatory regimes.
The ultimate objective of the privatization process was to reduce rates paid by users and improve quality of service through competition. The privatization process commenced in February 1992 with the sale of several large thermal generation facilities, and continued with the sale of transmission and distribution facilities (including those currently operated by our company) and additional thermoelectric and hydroelectric generation facilities.
The Public Emergency Law, combined with the devaluation of the peso and high rates of inflation, had a severe effect on public utilities in Argentina. Because public utilities were no longer able to increase tariffs, inflation led to decreases in their revenues in real terms and a deterioration of their operating performance and financial condition. Most public utilities had also incurred large amounts of foreign currency indebtedness under the Convertibility Law regime and, following the devaluation of the peso, the debt service burden of these utilities increased sharply, which led many of these utilities to suspend payments on their foreign currency debt in 2002. This situation caused many Argentine electricity generators, transmission companies and distributors to defer making further investments in their networks. As a result, Argentine electricity market participants, particularly generators, are currently operating at near full capacity, which could lead to insufficient supply to meet a growing national energy demand.
To address the electricity crisis the Argentine government has repeatedly intervened in and modified the rules of the wholesale electricity market since 2002. These modifications include the imposition of caps on the prices paid by distributors for electricity power purchases (Resolution No. 8/2002) and the requirement that all prices charged by generators be calculated based on the price of natural gas (which are also regulated by the Argentine government), regardless of the fuel actually used in generation activities (Resolution No. 240/2003), which together has created a huge structural deficit in the operation of the wholesale electricity market.
In December 2004, the Argentine government adopted new rules to readapt or readjust the marketplace (Resolutions Nos. 826/2004 and 712/2004), but these rules will not come into effect until the construction of two new 800 MW combined cycle generators is completed. Commercial operations in open cycle commenced on these generators during 2008, and in combined cycle during the first quarter of 2010. Construction is partially financed with credit balances of generators resulting from the spread between the sales price of energy and generation variable cost, which will be deposited with the funds for FONINVEMEM I and II.
Generators accepted the opportunity under Resolution No. 1427/2004 to participate in the FONINVEMEM projects. Petrobras Energía contributed 65% of its credits accrued in the Wholesale Electricity Market during the 2004—2006 period for the construction of the combined cycle generators mentioned above, and earned the right to be a shareholder in both companies that carry out the projects.
The construction of these new generators reflects a decision by the Argentine government to take a more active role in promoting energy investments in Argentina. In addition to these projects, in April 2006 the Argentine congress enacted a law that authorized the Argentine government to create a special fund to finance infrastructure improvements in the Argentine energy sector through the expansion of generation, distribution and transmission infrastructure relating to natural gas, propane and electricity. Contributions to this fund are made through cargos específicos (specific charges) passed on to customers as an itemization on their energy bills.

In 2006 the Secretary of Energy implemented the Energy Plus Program (Resolution No. 1281/2006) to create an incentive for increased electricity generation. Projects implemented under the Energy Plus Program are not subject to normal market regulations. Prices can be freely negotiated between generators and users.
Regulatory authorities
The principal regulatory authorities responsible for the Argentine electricity industry are:
(1) the Secretary of Energy of the Ministry of Federal Planning, Public Investment and Services, and
(2) the National Electricity Regulator (Ente Nacional Regulador de la Electricidad) (“ENRE”).
The Secretary of Energy advises the Argentine government on matters related to the electricity sector and is responsible for the application of the policies concerning the Argentine electricity industry.
ENRE is an autonomous agency created by the Regulatory Framework Law. ENRE has a variety of regulatory and jurisdictional powers including, among others:
•	enforcement of the Regulatory Framework Law and related regulations;

•	control of the delivery of electric services and enforcement of compliance with the terms of concessions;

•
adoption of rules applicable to generators, transmitters, distributors, electricity users and other related parties concerning safety, technical procedures, measurement and billing of electricity consumption, interruption and reconnection of supplies, third-party access to real estate used in the electricity industry and quality of services offered;

•	prevention of anticompetitive, monopolistic and discriminatory conduct between participants in the electricity industry;

•	imposition of penalties for violations of concessions or other related regulations; and

•	arbitration of conflicts between electricity sector participants.
ENRE is managed by a five-member board of directors appointed by the Argentine government. Two of these members are nominated by the Federal Council on Electricity (Consejo Federal de la Energía Eléctrica) (the “CFEE”). The CFEE is funded with a percentage of revenues collected by CAMMESA (as defined below) for each MWh sold in the market. Sixty percent of the funds received by the CFEE are reserved for the Fondo Subsidiario para Compensaciones Regionales de Tarifas a Usuarios Finales (Regional Tariff Subsidy Fund for End Users), from which the CFEE makes distributions to provinces that have met certain specified tariff provisions. The remaining forty percent is used for investments related to the development of electrical services in the interior of Argentina.
The Wholesale Electricity Market
Overview
The Secretary of Energy established the wholesale electricity market in August 1991 to allow electricity generators, distributors and other agents to buy and sell electricity in spot transactions or under long-term supply contracts at prices determined by the forces of supply and demand.
The wholesale electricity market consists of:
•	a term market in which generators, distributors and large users enter into long-term agreements on quantities, prices and conditions;

•
a spot market, in which prices are established on an hourly basis as a function of economic production costs, represented by the short-term marginal cost of production measured at the Ezeiza 500 kV substation, the system’s load center; and

•	a stabilization system for spot market prices applicable to purchases by distributors, which operates on a quarterly basis.

Operation of the Wholesale Electricity Market
CAMMESA oversees the operation of the wholesale electricity market. CAMMESA was created in July 1992 by the Argentine government, which currently owns 20% of CAMMESA’s capital stock. Various associations that represent wholesale electricity market participants, including generators, transmitters, distributors, large users and electricity brokers own the remaining 80%.
CAMMESA is in charge of:
•	managing the national interconnection system pursuant to the Regulatory Framework Law and related regulations, which includes:
determining technical and economic dispatch of electricity in the national interconnection system;
maximizing the system’s security and the quality of electricity supplied;
minimizing wholesale prices in the spot market;
planning energy capacity needs and optimizing energy use pursuant to the rules set out from time to time by the Secretary of Energy; and
monitoring the operation of the term market and administering the technical dispatch of electricity pursuant to any agreements entered into in such market;
•	acting as agent of the various wholesale electricity market participants;

•	purchasing or selling electricity from or to other countries by performing the relevant import/export operations; and

•	providing consulting and other services related to these activities.
CAMMESA’s operating costs are covered by mandatory contributions made by wholesale electricity market participants. CAMMESA’s annual budget is subject to a mandatory cap equivalent to 0.85% of the aggregate amount of transactions in the wholesale electricity market projected for that year.
Wholesale Electricity Market Participants
The main participants in the wholesale electricity market are generation, transmission and distribution companies. Large users and traders participate also in the wholesale electricity market, but to a lesser extent.
Generators
As of December 31, 2009, Argentina’s installed power capacity was 26,902 MW. Of this amount, 57.9% was derived from thermal generation, 38.4% from hydraulic generation and 3.7% from nuclear generation.
Transmitters
Electricity is transmitted from power generation facilities to distributors through high voltage power transmission systems. Transmitters do not purchase or sale of electricity. Transmission services are governed by the Regulatory Framework Law and regulation by the Secretary of Energy.

In Argentina, transmission is carried at 500 kV, 220 kV and 132 kV through the national interconnection system. The national interconnection system consists primarily of overhead lines and sub-stations and covers approximately 90% of the country. The majority of the national interconnection system, including almost all of the 500 kV transmission lines, has been privatized and is owned by Transener. Regional transmission companies, most of which have been privatized, own the remaining portion of the national interconnection system. Supply points link the national interconnection system to the distribution systems, and there are interconnections between the transmission systems of Argentina, Brazil, Uruguay and Paraguay allowing for the import or export of electricity from one system to another.
Transmission companies also participate in CAMMESA by appointing two acting and two alternate directors through the Argentine Association of Electric Power Transmitters (Asociación de Transportistas de Energía Eléctrica de la República Argentina) (“ATEERA”).
Distributors
Each distributor supplies electricity to consumers and operates the related distribution network in a specified geographic area pursuant to a concession. Each concession establishes, among other things, the area, quality of service required, rates paid by consumers for service and an obligation to satisfy demand. ENRE monitors compliance by federal distributors with the provisions of their respective concessions and with the Regulatory Framework Law, and provides a mechanism for public hearings at which complaints against distributors can be heard and resolved. In turn, provincial regulatory agencies monitor compliance by local distributors with their respective concessions and with local regulatory frameworks.
The largest distribution companies are Edesur and Empresa Distribuidora y Comercializadora Norte S.A.
Distributors participate in CAMMESA by appointing two acting and two alternate directors through the Argentine Association of Electric Power Distributors (Asociación de Distribuidoras de Energía Eléctrica de la República Argentina) (“ADEERA”).
Large users
The wholesale electricity market classifies large users of energy into three categories: Major Large Users (Grandes Usuarios Mayores) (“GUMAs”), Minor Large Users (Grandes Usuarios Menores) (“GUMEs”) and Particular Large Users (Grandes Usuarios Particulares) (“GUPAs”).
GUMAs are required to purchase 50% of their demand through supply contracts and the remainder in the spot market, while GUMEs and GUPAs are required to purchase all of their demand through supply contracts.
Large users participate in CAMMESA by appointing two acting and two alternate directors through the Argentine Association of Electric Power Large Users (Asociación de Grandes Usuarios de Energía Eléctrica de la República Argentina) (“AGUEERA”).
Traders
Since 1997, traders are authorized to participate in the wholesale electricity market by intermediating block sales of energy. Currently, there are eight authorized traders in the wholesale electricity market, several of which conduct transactions with Comercializadora de Energía del Mercosur S.A. (“CEMSA”) in the export market.
Spot Market
Spot prices
The emergency regulations enacted after the Argentine crisis in 2001 had significant impact on energy prices. Among the measures implemented were the pesification of prices in the wholesale electricity market, known as the spot market, and the requirement that all spot prices be calculated based on the price of natural gas, even in circumstances where alternative fuel such as diesel is purchased to meet demand due to the lack of supply of natural gas. Despite these modifications, the basic framework for the spot market that was established prior to the economic crisis remains in place.

Under this system, energy prices in the spot market are set by CAMMESA, which determines the price charged by generators for energy sold in the spot market of the wholesale electricity market on an hourly basis. The spot price reflects supply and demand in the wholesale electricity market at any given time, which CAMMESA determines using different supply and demand scenarios that dispatch the optimum amount of available supply, taking into account the restrictions of the transmission grid, in such a way as to meet demand requirements while seeking to minimize the production cost and the cost associated with reducing risk of system failure.
The spot price set by CAMMESA compensates generators according to the cost of the last unit to be dispatched for the next unit as measured at the Ezeiza 500 Kv substation, which is the system’s load center and is in close proximity to the City of Buenos Aires. Dispatch order is determined by plant efficiency and the marginal cost of providing energy. In determining the spot price, CAMMESA also considers the different costs incurred by generators not in the vicinity of Buenos Aires.
In addition to energy payments for actual output at the prevailing spot market prices, generators receive compensation for capacity placed at the disposal of the spot market, including stand-by capacity, additional stand-by capacity (for system capacity shortages) and ancillary services (such as frequency regulation and voltage control).
Seasonal Prices
The regulations implemented in the wake of the Argentine economic crisis also made significant changes to the seasonal prices charged to distributors in the wholesale electricity market, including the implementation of a cap (which varies depending on the category of customer) on the cost of electricity charged by CAMMESA to distributors at a price significantly below the spot price charged by generators.
Prior to implementation of the emergency regulations, seasonal prices were regulated by CAMMESA as follows:
•
prices charged by CAMMESA to distributors and large users changed only twice a year (in summer and winter), with interim quarterly revisions in case of significant changes in the spot price of energy, despite prices charged by generators in the wholesale electricity market fluctuating constantly;

•	prices were determined by CAMMESA based on the average cost of providing one MW of additional energy (its marginal cost) and several other factors; and

•	CAMMESA would use seasonal database and optimization models in determining the seasonal prices and would consider both anticipated energy supplies and demand as follows:

•	in determining supply, CAMMESA would consider energy supplies provided by generators based on their expected availability, committed imports of electricity and the availability declared by generators;

•	in determining demand, CAMMESA included the requirements of distributors and large users purchasing in the wholesale electricity market as well as committed exports.
Stabilization Fund
The stabilization fund, managed by CAMMESA, absorbs the difference between purchases by distributors and large users at seasonal prices and payments to generators for energy sales at the spot price. When the spot price is lower than the seasonal price, the stabilization fund increases, and when the spot price is higher than the seasonal price, the stabilization fund decreases. The outstanding balance of this fund at any given time reflects the accumulation of differences between the seasonal price and the hourly energy price in the spot market. The stabilization fund is required to maintain a minimum amount to cover payments to generators if prices in the spot market during the quarter exceed the seasonal price.

Billing of all wholesale electricity market transactions is performed monthly through CAMMESA, which acts as the clearing agent for all purchases between participants in the market. Generally, payments are made approximately 40 days after the end of each month by CAMMESA to the generators.
The stabilization fund was adversely affected as a result of the modifications to the spot price and the seasonal price made by the emergency regulations, pursuant to which seasonal prices were set below spot prices resulting in large deficits in the stabilization fund. This deficit has been financed by the Argentine government through loans to CAMMESA and by generators through contributions to FONINVEMEM.
Term market
Historically, generators were able to enter into agreements in the term market to supply energy and capacity to distributors and large users. Distributors were able to purchase energy through agreements in the term market instead of purchasing energy in the spot market. Term agreements typically stipulated a price based on the spot price plus a margin. Prices in the term market were at times lower than the seasonal price that distributors were required to pay in the spot market. However, as a result of the emergency regulations, spot prices are currently higher than seasonal prices, particularly with respect to residential tariffs, making it unattractive to distributors to purchase energy under term contracts while prices remain at their current levels.
Renegotiation of Utility Tariffs
Our affiliate Edesur is currently negotiating its utility contracts with UNIREN. See “Item 4. Information on the Company—Gas and Energy—Electricity—Electricity Distribution: Edesur.”
Argentine Taxation
General Overview
Holders of exploration permits and production concessions are subject to federal, provincial, and municipal taxes and regular customs duties on imports. The Hydrocarbons Law grants such holders a legal guarantee against new taxes and certain tax increases at the provincial and municipal levels. Permit holders and concessionaires must pay an annual surface tax based on the area held. Attempts by the Province of Neuquén to change the reference price used for calculating royalties are currently being challenged through litigation. For more detail on concession fees and royalties, see “—Royalties” above.
Oil and gas exploration and production activities in Argentina are subject to the following taxes:
•	An annual surface tax based on the area held, which varies depending on the permit and concession terms.

•	An income tax of 35% of net income.

•	A VAT of 21% for the domestic sale of oil and gas, which is passed on to purchasers (exports have a zero percent VAT).

•	A provincial tax applied in general at an average percentage of 2% of gross local revenues (exports are excluded).

•
A presumed minimum income tax calculated on the basis of 1% of the value of the assets that the company owns as of December 31 of each year. Certain assets, such as shares and stakes in other companies subject to the same tax, are exempt. Assets located in the jurisdiction of the Province of Tierra del Fuego are also exempt. The income tax paid as determined for the same economic year is considered to be payment against this tax.

•	A provincial stamp tax applied to written agreements entered within the provincial jurisdiction, at rates varying between 0.3% and 2.5% of the economic value of the relevant agreement.

•	A withholding taxes on crude exports, as described under “—Export Taxes” below.

•
A tax on debts and credits applicable to bank account transactions and other banking transactions used as a replacement for current accounts. The general applicable rate is 0.6% on each debit or credit transaction (although in some cases, it increases to 1.2% or decreases to 0.075% of such debits or credits).

•	A tax on personal property that applies to the shares or other stakes of Argentine companies held by foreign companies or individuals at a rate of 0.5% of the value of such assets.

•	A surveillance fee applicable to downstream activities and transportation of liquid hydrocarbons and its derivates through pipelines, as described under “—Surveillance Fee” below.
In addition, the “net profit” (as defined in the Hydrocarbons Law) of holders of permits or concessions accruing from activity of such holders might be subject to the application of a special 55% income tax. This tax has never been applied, although each permit or concession granted after this tax came into place provided that the holder thereof is subject to it. A decree of the Argentine government provides that we are subject to the general Argentine tax regime. Our permits and concessions were granted prior to the entry in force of this tax.
Following the introduction of market prices for downstream petroleum products in connection with the deregulation of the petroleum industry, Law No. 23,966 established a volume-based tax on transfers of certain types of fuel, replacing the prior regime, which was based on the regulated price. Law No. 25,745 modified, effective as of August 2003, the mechanism for calculating the tax, replacing the old fixed value per liter according to the type of fuel for a percentage to apply to the sales price, maintaining the old fixed value as the minimum tax.
Dividends distributed by us to our shareholders, regardless of their country of residence, are exempt from income tax in Argentina. However, dividends distributed in excess of the accumulated earnings, determined according to the provisions of the Argentine Income Tax Law by the end of the fiscal year prior to the year when the dividends are distributed, shall be subject to a 35% tax on such excess. This tax must be withheld by the distributing company.
Holding of our shares by individuals resident in Argentina or abroad and corporations, any type of legal entity, enterprise, permanent establishment, estate or resident abroad shall be subject to a personal assets tax on those holdings by December 31 every year. The tax basis shall be the percentage net equity of each shareholder, and the tax rate is 0.5%. We act as a substitute obligor and pay the tax. The Argentine government is entitled to recover the amount paid through withholding or by foreclosing on the assets that generated the tax liability.
Export Taxes
In 2002, the Argentine government imposed customs duties on the export of hydrocarbons. Export tax rates on crude oil were increased to 20%, on butane, methane and LPG to 20% and gasoline and diesel fuel to 5%. In May 2004, Resolution No. 337/04 of the Ministry of Economy and Production increased export duties on crude oil to 25%. These export tax rates were increased again in 2004, when the Ministry of Economy and Production issued Resolution No. 532/04, establishing a progressive scheme of export duties for crude oil, with rates ranging from 25% to 45%, depending on the quotation of the WTI reference price at the time of the exportation. In addition, in May 2004, pursuant to Resolution No. 645/04 of the Ministry of Economy and Production, an export duty on natural gas and natural gas liquids was established at a rate of 20%. The export duty on natural gas was increased again in July 2006, when the Ministry of Economy and Production increased the rate to 45% and instructed the customs administration to apply the price fixed by the Framework Agreement between Argentina and Bolivia (approximately US$6/mmBtu in December 2007) as the base price to apply the new tax rate, irrespective of the actual sales price. In addition, on October 10, 2006, the Ministry of Economy and Production imposed prevalent export duties on exports from the Tierra del Fuego province, which were previously exempted from taxes. Moreover, in May 2007 the Ministry of Economy and Production increased to 25% the export duty on butane, propane and LPG. There can be no assurance as to future levels of export taxes.
Resolution No. 394/07 of the Ministry of Economy and Production, effective as of November 16, 2007, increased export duties on Argentine exports of crude oil and other crude derivatives. This regime provides that when the international price exceeds the reference price, which is fixed at US$60.90 per barrel, the producer shall be allowed to collect US$42 per barrel, with the remaining being withheld by the Argentine government as an export tax. If the international price of Argentine oil exports (as defined by the regulator) is under the reference price but over US$45 per barrel, a 45% withholding rate will apply to all amounts over US$45. If such price is under US$45 per barrel, the applicable export tax is to be determined within 90 business days. A similar withholding regime applies to exports of oil by-products such as gasoline, fuel oil and lube oils, with different cut-off and reference prices. Despite the drop in reference prices following July 2008, there has not been a recalculation of the applicable export tax, as of the date of this annual report.

Resolution No. 127/2008 of the Ministry of Economy and Production, effective July 11, 2008, increased export duties on natural gas exports from 45% to 100%, establishing a valuation basis for the calculation of the duty as the highest price established in any contract of any Argentine importer for the import of gas (including the reference price set by the Framework Agreement between Argentina and Bolivia mentioned above). Resolution No. 127/2008 provides with respect to LPG products (including butane, propane and blends thereof) that if the international price of the relevant LPG product, as notified daily by the Secretary of Energy, is under the reference price established for such product in the resolution (US$338/m3 for propane, US$393/m3 for butane and US$363/m3 for blends of the two), the applicable export duty for such product will be 45%. If the international price exceeds the reference price, the producer shall be allowed to collect the maximum amount established by the resolution for the relevant product (US$223/m3 for propane, US$271/m3 for butane and U.S.$250/m3 for blends of the two), with the balance being withheld by the Argentine government as an export tax.
Surveillance Fee
Law No. 25,565 imposed a surveillance fee payable to the Secretary of Energy for downstream activities, equal to P$0.0003 per for each commercialized transaction in the domestic market, and for the transportation of liquid hydrocarbons and its derivatives through pipelines, at a 0.35% rate of the estimated income for the provision of transportation service.
Argentine Environmental Regulations
The environmental legal framework comprises Sections 41 and 43 of the Argentine Constitution, as well as federal, provincial and municipal laws. According to Section 41 of the Argentine Constitution, the federal government legislates on the minimum standards for protection of the environment, while the provinces and municipalities are responsible for establishing specific standards and implementing regulations. Please note that in addition to the regulations described below, certain regulations may also apply depending on the location of the oil and gas reserves.
International Treaties
Argentina is a member state to several international treaties concerning environmental matters that may impact our business. Argentina has undertaken several obligations in connection with the protection of the environment, the preservation of biological diversity and the implementation of sustainable development.
Such treaties include the following: (i) the Basel Convention on the Control of Transboundary Movements of Hazards Waste and their Disposal (1989), (ii) The United Nations Framework Convention on Climate Change adopted in Rio de Janeiro (1992), (iii) The Montreal Protocol of Substances that Deplete the Ozone Layer (1989), (iv) the Kyoto Protocol (a protocol to the United Nation’s Framework Convention on Climate Change) (1997), and (v) the Stockholm Agreement on Persistent Organic Polluting Agents (2001).
Federal Environmental Laws
In accordance with Section 41 of the Argentine Constitution, federal laws establishing minimum standards for environmental protection have been enacted. These Laws provide a general framework for the legislation to be enacted by the local jurisdictions, which must satisfy the minimum standards contained therein.
General Environmental Laws
Law 25,675 (the “General Environmental Policy”) enacted in November 2002, established minimum standards for the protection of the environment, the preservation of biological diversity and sustainable development.

The main purpose of the General Environmental Policy is the promotion of the rational and sustainable use of natural resources and the establishment of procedures and mechanisms to minimize environmental risks, prevent and mitigate environmental emergencies and redress damages caused by environmental pollution.
The General Environmental Policy requires that any work or activity capable of significantly degrading the environmental or its components or which may adversely affect the quality of life, shall be subject to a prior environmental impact evolution. All entities must provide information related to the environmental impact of their activities and this information shall be publicly available, unless declared classified.
Entities carrying out dangerous activities for the environment and ecosystems must take out insurance policies for the damages such activities may cause. Any person liable for environmental damages must take the actions necessary to restore the status quo ante, and where such restoration is not possible, the indemnification determined by the courts shall be transferred to an environmental restoration fund for the execution of remedial action,
Specific Environmental Regulations of Oil and Gas Industries
Secretary of Energy Resolution No. 105/92 contains specific regulations and procedures for the protection of the environment during oil and gas exploration and exploitation.
During exploration, companies must prepare an environmental impact report to be filed with the Secretary of Energy, and no drilling activity may be carried out before filing such environmental impact report. Once oil and gas fields are discovered, companies must prepare an environmental assessment report also to be filed with the Secretary of Energy. Thereafter, environmental reports are to be filed with the Secretary of Energy on an annual basis.
Integral Management of Industrial and Services Activities Wastes
Law 25,612 established minimum standards for environmental protection with respect to the integral management of waste originated in industrial or service activities. It sets forth minimum environmental protection requirements for generation, handling, storage, transport, treatment and final disposal of the aforementioned wastes. It also maintains the Argentine Constitution’s prohibition on the importation, introduction, or transportation into the country, its air space and seas, of any types of wastes from other countries.
In general terms, Law 25,612 sets a system of tort liability equal to that of Law 24,051 described under “Hazardous Waste” below. Infringements of this law may be subject to warnings, fines, closure, suspension of activities for up to one year and definitive withdrawal of authorizations and registrations in the applicable registers. In the case of legal entities, board members and managers may be held severally liable for such penalties.
Hazardous Waste
Law 24,051 regulates the generation, manipulation, transport, treatment and final disposition of hazardous wastes generated or located under federal jurisdiction or, if located in the territory of a province, that could affect individuals or the environment in other provinces other than the one where they where generated, or when the sanitary measures which adoption may became necessary have an economic impact making it advisable to unify those measures throughout the country.
With respect to hazardous waste liability, hazardous waste is considered to have inherent risk (a “risky thing” as contemplated by article 1113 of the Civil Code), which means that the generator or handler of hazardous waste will only be exonerated from its liability to the extent it proves the victim’s or third parties’ negligence or willful misconduct. The law establishes severe civil and criminal sanctions for infringers.
Air Pollution
Law No. 20,284 applies in federal jurisdictions and in those provinces which have adopted the provisions of this law. It sets general principles for the treatment of potential sources of pollution. Enforcement of this law is vested in the respective national, provincial or local health authorities.

Water Environmental Management
Law 25,688 sets minimum standards for the preservation of water, its exploitation and rational use. It defines the different uses of waters and the need for obtaining a permit from the local authorities for its use.
Additionally, it provides that a federal enforcement agency shall determine: (i) maximum limits for contamination and protection of aquifers, (ii) instructions for the refilling and protection of aquifers, and (iii) the fixing of parameters and environmental standards for the quality of waters.
PCB Elimination and Management
Law No. 25,670, enacted in October 2002, regulates the management and elimination of polychlorinated biphenyls (“PCB”). It forbids the entry of PCBs and machines containing PCBs into Argentina as well as the installation of machines containing PCBs. According to Law 25,670 the government is empowered to take all necessary measures to guarantee the prohibition of the production, commercialization and the entry of PCBs into Argentina, as well as the elimination of the used PCBs and the decontamination and elimination of PCBs and machines containing PCBs within the terms provided therein.
Concealment and Money Laundering
Argentine Law No. 25,246 categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) appear as if obtained through legitimate means, provided that the aggregate value of the assets involved exceed in the aggregate (through one or more related transactions) 50,000 pesos.
Law No. 25,246 assigns information and control duties to certain private sector entities, such as banks, agents, stock exchanges, insurance companies, according to the regulations of the Financial Information Unit, and for financial entities, the Central Bank. These regulations apply to many Argentine companies, including us. These obligations consist mainly of maintaining internal policies and procedures aimed at preventing money laundering and financing of terrorism, especially through the application of “know your customer” policies.
Among other duties, each financial entity is required to establish a “control and money laundering prevention committee” and to appoint a senior official responsible for money laundering prevention policies, who shall be in charge of centralizing and processing any information that the Central Bank and/or the Financial Information Unit may require.
Furthermore, financial entities are required to report to the Financial Information Unit any transaction that may be considered suspicious or unusual, which lacks economic or legal justification, or involves unjustified complexity. Financial entities must pay special attention to transactions arising from or relating to jurisdictions included in the Central Bank’s list of “non-cooperating” jurisdictions. As of the date of this annual report, Myanmar is the only jurisdiction included in such list.
Law No. 25,246 has been amended by Laws No. 26,087 and 26,119.
Venezuelan Regulatory Framework
The Venezuelan state owns all hydrocarbon fields and has established methods for regulating the exploitation of hydrocarbons in Venezuelan fields that are different from those in Argentina.
The Gas Hydrocarbons Organic Law published on September 23, 1999 regulates the exploitation of free or non-associated gas and the transport, distribution, collection, storage, industrialization, handling and internal and external sale of associated (gaseous hydrocarbon that is extracted jointly with crude oil) gas and free or non-associated gas (hydrocarbon that is extracted from a field which does not contain crude oil), allowing private sector participation in these activities.

The Venezuelan Constitution, in force since December 1999, contains provisions related to petroleum activity, including Article 12, which states that oil fields are property of the Venezuelan state, and Article 302, which reserves petroleum activity to the Venezuelan state. The Constitution gives Petróleos de Venezuela S.A., PDVSA, a state-owned entity, responsibility for managing petroleum activity.
The Hydrocarbons Organic Law published on November 13, 2001 effectively reversed most prior related legislation, except for the Gas Hydrocarbons Organic Law, and purported to grant ample opportunity for the private sector to participate in the industry, limiting the activities reserved to the Venezuelan state to primary activities (which include exploration, extraction and initial transport and storage) and to the sale of crude oil and specific products.
The Hydrocarbons Organic Law regulates the exploration, exploitation, refining, industrialization, transport, storage, sale and conservation of hydrocarbons and refined products. The law sets forth the following principles: (i) hydrocarbon fields are public property, (ii) hydrocarbon activities entail public utility and of social interest, and (iii) activities described in the law are subject to decisions of the Venezuelan state adopted in connection with international treaties.
The Performance of Hydrocarbon Related Activities
Primary activities expressly reserved by law to the Venezuelan state can only be performed by: (i) the government of Venezuela, (ii) wholly-owned state entities or (iii) companies in which the Venezuelan state maintains direct control by owning at least fifty percent of the shares or quotas of capital stock. The sale of natural hydrocarbons and certain specified by-products can only be performed by wholly-owned state entities. Installations and existing facilities dedicated to the refining of natural hydrocarbons in the country and to the transportation of products and gas are owned by the Venezuelan state.
The National Assembly must grant approval to mixed companies before they can operate. These entities must meet the following minimum conditions: (i) they must have a maximum duration of 25 years, (ii) they must provide information regarding location, orientation and extension of the area under operation, (iii) all of their assets must be reserved and turned over to the Venezuelan state once the activity ends and (iv) any dispute among its shareholders must be resolved through private negotiations or arbitration and shall be subject to the laws of Venezuela.
Prior to April 2006, our interest in Venezuelan oil and gas fields was through operating service agreements with PDVSA, which established the terms of our compensation for production activities and investments. These contracts were awarded during bidding rounds in 1994 and 1997. In 2005, the Venezuelan government announced that these operating service agreements did not comply with the Hydrocarbons Organic Law and instructed the Ministry of Energy and Petroleum to commence negotiations with private operators to convert all operating agreements into mixed-ownership ventures where more than 50% of each field is state-owned. These negotiations were completed in March 2006, and as a result, all our operating service agreements were converted to mixed ownership companies (empresas mixtas) in which the Venezuelan government, through CVP, holds at least 60% of the share capital and private companies hold the remaining. The interests allocated to private companies were determined on the basis of the value attributed to the different operating service agreements during the negotiations.
The National Assembly has approved (i) the principal terms of the conversion agreements and the form of organizational documents for the mixed ownership companies; (ii) amendments to the Hydrocarbons Organic Law and certain tax laws to allow the mixed ownership companies to sell their production of crude oil to PDVSA and its affiliates and to qualify as exporters for VAT purposes; and (iii) the Law for Regulating the Participation of Private Entities in Primary Activities, which limits private company participation in primary activities in Venzuela to participation through mixed ownership companies.
Licenses and permits
A license from the Venezuelan Ministry of Energy and Mines is required to refine natural hydrocarbons, and permits from the Ministry are required for activities related to the processing or domestic sale of refined hydrocarbons.

Relevant Tax Features
Income tax
Venezuelan income tax law imposes a tax at a rate of 50% on the net taxable income of persons involved in hydrocarbon related activities, or activities related to the purchase or acquisition of hydrocarbons and by-products for export. These persons may be authorized to deduct from their income tax 8% of the value of new investments in fixed assets up to a maximum amount equal to two percent of their annual income for the relevant fiscal year. Any excess may be used in the following three fiscal years. Four percent of the value of certain investments in high waters may also be deducted. Accelerated amortization and depreciation of fixed assets and direct or indirect expenses necessary for the drilling of oil wells is permitted.
Activities related to the export of extra-heavy hydrocarbons through vertically integrated projects or the exploration or exportation of natural non-associated gas are subject to a 34% rate.
Contractors dedicated to exploration and production activities under operating agreements with state companies are also subject to a 50% rate.
Value Added Tax
Subject to certain exceptions, in particular for exporting companies, imports and local purchases of goods and services are subject to VAT at a rate of 15%, with a limited number of goods and services subject to VAT at a rate of 8%.
Municipal taxes
Hydrocarbon activities are not subject to municipal taxes, as these taxes are exclusively reserved for the national government.
Income from contractors that have entered into operative contracts with state companies for the rehabilitation of marginal fields is generally subject to a municipal tax on gross income.
Royalties
Since January 2002, royalties on oil and gas production have been set at a rate of 30%.
Special Advantages and Contributions
Mixed ownership companies are subject to the following special taxes: (i) 3.33% additional royalty on the hydrocarbons volume extracted under the concession and delivered to PDVSA, and (ii) an amount equivalent to the difference, if any, between (a) 50% of the value of the hydrocarbons extracted under the concession and delivered to PDVSA each year, and (b) the aggregate of payments made by the mixed ownership company to Venezuela in connection with activities conducted by the company during such calendar year, as royalties applicable on hydrocarbons extracted (including the additional royalty indicated in preceding item (i), income tax and any other tax or contribution calculated on income (either gross or net income), and investments in endogenous development projects amounting to one percent (1%) of profit before taxes.
Law of Special Contribution to Extraordinary Prices
In April 2008, the government of Venezuela published the Law of Special Contribution to Extraordinary Prices in the International Hydrocarbons Market. This law imposes a windfall profits tax on exports of liquid hydrocarbons and related oil products when the average monthly price of Brent crude exceeds US$70.00 per barrel, with 50% of the Brent crude price in excess of US$70.00 payable to the Venezuelan government. Likewise, when the average monthly Brent crude price exceeds US$100.00 per barrel, 60% of the Brent crude price above US$100.00 is payable as tax.

OPEC
Venezuela is a founding member of the OPEC. In the past, PDVSA, under instructions from the Ministry of Energy and Mines, has adjusted its own production to ensure that Venezuela complies with production quotas set by the OPEC.
The Venezuelan government has created a policy of strict compliance with the production quotas established by OPEC. Article 6 of the Hydrocarbons Organic Law requires all persons who perform activities regulated by the Hydrocarbons Law to comply with production cuts, such as those that may be set by OPEC. Hence any production cuts may directly affect private producers, contractors, PDVSA, and mixed ownership companies.
Exchange Controls
On February 5, 2003, the Venezuelan government introduced exchange controls. These regulations state that companies established for the purpose of developing any of the activities described in the Hydrocarbons Organic Law may maintain accounts in currency other than the currency of Venezuela in banking or similar institutions outside of Venezuela only for purposes of meeting their obligations outside Venezuela. The Central Bank of Venezuela must approve these accounts. Any other foreign currency generated by these companies must be sold to the Central Bank of Venezuela. These companies cannot acquire foreign currency from the Central Bank of Venezuela to make foreign currency payments. These same exchange controls are applicable to mixed ownership companies.
Additional Matters
Companies operating in the hydrocarbons sector in Venezuela that meet certain income thresholds are also required to contribute a percentage of gross income to scientific, technological and research programs. Hydrocarbon companies operating as mixed ownership companies are also required to contribute to social programs. Additionally, employers of more than 50 employees are required to contribute to social programs aimed at reducing drug trafficking and substance abuse.
Ecuadorian Regulatory Framework
Petroleum activity in Ecuador is regulated by (i) the Ecuadorian Hydrocarbons Law, as amended, and regulations promulgated thereunder, (ii) certain regulations of the Ministry of Energy and Mines and (iii) the specific terms of a tender for public auction.
The government of Ecuador regulates hydrocarbon policies. The Ministry of Energy and Mines is responsible for developing hydrocarbon policies for the President’s consideration. The National Directorate of Hydrocarbons (also known as the National Hydrocarbons Board), which is under the authority of the Ministry of Energy and Mines, is the technical and administrative entity in charge of controlling and auditing hydrocarbon operations. The National Directorate for Environmental Protection (“DINAPA”), also under the authority of the Ministry of Energy and Mines, is in charge of approving environmental impact studies and environmental management plans that apply to Natural Protected Areas.
Hydrocarbons and related products are the property of the Ecuadorian state. Hydrocarbon activities are performed by the Empresa Estatal de Petroleos del Ecuador, or Petroecuador, by and through third parties.
The award of exploration and exploitation agreements is performed through a special tender mechanism. In order to reach the exploitation phase, the contractor may only retain those areas with commercially exploitable hydrocarbons. If the contractor fails to comply with this requirement, it could be forced to return those areas to the state. The exploration and exploitation agreements for crude oil in Ecuador are generally divided into two stages. The first stage, or the exploration period, lasts four years and may be extended for another two years. The second stage, or the exploitation period, may last up to 20 years and may be extended. A minimum average investment of US$120 to US$180 per hectare, either on land and/or in sea water, must be made during each of the first three years of the exploration period. Royalties are paid as follows: (i) 12.5% for daily gross production levels less than 30,000 barrels, (ii) 14% when these daily levels are between 30,000 and 60,000 barrels, and (iii) 18.5% when gross production exceeds 60,000 barrels per day. The contractor is not obliged to pay royalties on contracts for specified services or for marginal or participation fields. The contractor may not sell any of the assets related to the agreement without authorization from the Ministry of Energy and Mines. At the end of the term of the agreement, the contractor must deliver to Petroecuador, at no cost, all these assets.

The contractor assumes at its own risk and expense all investments, costs and expenses required to perform these hydrocarbon related activities, and, in turn, has the right to receive a portion of the production of the area covered by the agreement, with Petroecuador having the right to the other portion. Petroecuador may enter into joint venture agreements by contributing rights over areas, fields, hydrocarbons or other rights. Petroecuador’s joint venture party, in turn, acquires these rights and must make the investments agreed to by the parties. In services agreements, the contractor provides exploration and exploitation services in the agreed area at its own risk and expense. If the contractor finds commercially exploitable fields, it has the right to be reimbursed for its investments, costs and expenses and to be paid for its services.
Prior to initiating any work, an environmental impact study and an environmental management plan must be prepared, in accordance with consultation and participation procedures referred to in the National Constitution.
In April 2006, the Ecuadorian government approved the Law Amending the Hydrocarbon Law, or Law 42, which assigned the Ecuadorian state a share of at least 50% of the revenues resulting from any increase in the average monthly sales price of Ecuadorian crude, based upon the average monthly sales price for such oil as of the execution date of the relevant agreements, stated in constant values as of the month of settlement. In October 2007, the Ecuadorian President issued an amendment to the regulations applying Law 42, further increasing the Ecuadorian government’s share of revenues from increases in the price of crude oil to 99%, reducing the oil companies’ share to 1%.
EcuadorTLC S.A. and Petroecuador adopted significant opposing interpretations as to the applicability and scope of Law 42. During 2008, EcuadorTLC S.A. and the Ecuadorian state conducted negotiations aimed at designing a business framework that secures the sustained development of operations while focusing on long-term profitability and social responsibility, which resulted in the execution of amended participation agreements for our operations in Ecuador. Within this framework, the parties resolved their previously conflicting interpretation of the applicability of Law 42.
Bolivian Regulatory Framework
In Bolivia, the petroleum and gas industry is regulated by the System of Regulation by Sectors (“SIRESE”), which regulates, controls and supervises telecommunications, electricity, hydrocarbons, transportation and water activities, to ensure that they operate efficiently and protect the interests of users, service providers and the Bolivian state by contributing to the development of the country. In May 2005, a new hydrocarbons law, Law No. 3,058 was enacted, which, among other things, significantly increased taxes for companies in the industry. The law imposed an 18% royalty and a 32% direct tax on hydrocarbons applicable on 100% of production. These new taxes were imposed in addition to applicable taxes under applicable Law No. 843.
In May 2006, the Bolivian government enacted Supreme Decree No. 28,701, which provided, among other things, for the nationalization of hydrocarbon resources in Bolivia. This decree mandated that as of May 1, 2006, oil companies had to deliver all property related to hydrocarbon production for sale to the national operator, YPFB. In addition, this decree provided that the Bolivian state would recover full participation in the entire oil and gas production chain and to that end provided for the nationalization of the shares of stock necessary for YPFB to have at least 50% plus one of the shares in a number of companies.

Peruvian Regulatory Framework
In Peru, the petroleum, transportation, gas and liquefied petroleum gas industry are each regulated under Peru’s regulatory framework, which includes taxation, environmental codes and payments of royalties. In 1993, Perupetro, a state owned company functioning under private law, was created under Organic Hydrocarbon Law No. 26,221 and has assumed significant powers within the Peruvian energy industry. It represents the Peruvian State as contracting party and has authority to grant areas for hydrocarbon exploration and exploitation activities and to supervise the activities carried out in those areas. Perupetro was also given the authority to negotiate contracts, including the payment of royalties, which is further governed by a series of national decrees. Certain consultation and participation procedures must be followed.
Brazilian Regulatory Framework
In Brazil, our subsidiary Innova is subject to laws affecting and regulating the petrochemical industry, as well as certain environmental, health and safety regulations.

ORGANIZATION STRUCTURE
The following diagram illustrates the corporate organization structure of Petrobras Energía and its subsidiaries, as of the date of this annual report:

Petrobras Energía (1)
Exploration & Production
Petrochemical
Refining and Distribution
Electricity
Gas and Energy
Gas Transportation
Canadian Hunter (1) 100%
Atalaya Energy (1) 100%
Ecuadortlc (3) 100%
Petrobras Energía Colombia (5) 100%
Pesa Energía Mexico (6) 100%
Petrolera Entre Lomas (1) 19.2%
Oleoductos de Crudos Pesados (3) 11.42%
Oleoductos del Valle (1) 23.1%
Petroritupano (2) 22%
Petrovenbras (2) 31.36%
Petrokarinã (2) 34.49%
Petrowayu (2) 36%
Innova (4) 100%
Refinería del Norte (1) 28.5%
EG3 Red (1) 100%
Enecor (1) 69.99%
Distrilec (1) 48.5%
Edesur (1) 56.36%
CIESA (1) 50%
TGS (1) 55.3%
(1) Incorporated in Argentina
(2) Incorporated in Venezuela
(3) Incorporated in Ecuador
(4) Incorporated in Brazil
(5) Incorporated in the Cayman Islands
(6) Incorporated in Mexico
Affiliates
Subsidiaries

In addition to the companies included in this chart, we have holding companies in Spain, Austria, Bolivia, the Cayman Islands, Bermudas and Argentina, which are not reflected in the chart. Some of our material subsidiaries and affiliates are held through such holding companies.

The following diagram illustrates the corporate organization structure of Petrobras Energía and its subsidiaries, as of the date of this annual report:
PROPERTY, PLANT AND EQUIPMENT
Petrobras Energía has freehold and leasehold interests in various countries in South America, but there is no specific interest that is individually material to the company. The majority of our property, consisting of oil and gas reserves, service stations, refineries, petrochemical plants, power plants, manufacturing facilities, power distribution systems, stock storage facilities, gas pipelines, oil and gas wells, pipelines and corporate office buildings, is located in Argentina. As of the date of this annual report we also have interests in crude oil and natural gas operations outside Argentina in Venezuela, Ecuador, Bolivia and a petrochemical plant in Brazil.
Item 4A. UNRESOLVED STAFF COMMENTS
None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion should be read in conjunction with, and is entirely qualified by reference to, our consolidated financial statements and the notes to those financial statements. Our consolidated financial statements were prepared in accordance with Argentine GAAP, which differs in certain significant respects from U.S. GAAP. Note 20 to our consolidated financial statements provides a description of the principal differences between Argentine GAAP and U.S. GAAP, and Note 21 to our consolidated financial statements provides a reconciliation to U.S. GAAP of net income, shareholders’ equity and certain other selected financial data.
ANALYSIS OF CONSOLIDATED RESULTS OF OPERATIONS
PROPORTIONAL CONSOLIDATION AND PRESENTATION OF DISCUSSION
In accordance with the procedures set forth in Technical Resolution No. 21 of the FACPCE, we are required to consolidate on a proportional basis the financial statements of companies over which we exercise joint control. Joint control exists where all shareholders, or shareholders representing a voting majority, have resolved, on the basis of written agreements, to share control over defining and establishing the company’s operating and financial policies. When consolidating companies over which we exercise joint control, the amount of our investment in the companies under our joint control and the interest in their income (loss) and cash flows are replaced by our proportional interest in the company’s assets, liabilities and income (loss) and cash flows. In addition, related party receivables, payables and transactions among members of the consolidated group and companies under joint control are eliminated on a pro rata basis pursuant to our ownership share in those companies.
As of December 31, 2009, 2008 and 2007, we exercised joint control over the following companies:
•	CIESA, a company mainly engaged in the gas transportation business in southern of Argentina through its subsidiary, TGS.
•
Distrilec, a company engaged in the electricity distribution business in the southern area of the Federal Capital and twelve districts of the Province of Buenos Aires, through its subsidiary, Edesur S.A. (“Edesur”).

As of December 31, 2008 and 2007, we exercised joint control over PVIE, a holding company whose main asset is 99.79% of the capital stock of Petrobras Energía Perú S.A. In April 2009, we sold our 60% remaining equity interest in PVIE to a subsidiary of our controlling shareholder, Petrobras. See “Item 7. Related Party Transactions”.
Even though we consolidate the results of CIESA and Distrilec proportionally in our financial statements, our management analyzes our results and financial condition separately from the results and financial condition of these companies. Accordingly, and in line with management’s view, we believe financial information without proportional consolidation of CIESA and Distrilec is useful to investors in evaluating our financial condition and results of operations. Unless otherwise provided, the discussion below is presented on the basis of our consolidated financial data without proportionally consolidating CIESA or Distrilec, and, therefore, is not directly comparable to the corresponding financial data set forth in our financial statements. For the results of CIESA and Distrilec (both of which are presented under proportional consolidation in our consolidated financial statements) please refer to our discussion under “Analysis of Consolidated Results of Operations—Equity in Earnings of Affiliates”.
OVERVIEW
Petrobras Energía is an integrated energy company engaged in:
•	Exploration and production of oil and gas;
•	Refining and distribution;
•	Petrochemicals; and
•	Gas and energy.
Our long-term strategy is to grow as an integrated energy company in Argentina, while being a leader in profitability as well as social and environmental responsibility.

Our principal place of business has historically been Argentina, but we also conduct operations in Venezuela, Ecuador, Bolivia, Brazil, Colombia and Mexico as of December 31, 2009. Approximately 79% of our total assets, 84% of our net sales, 80% of our combined crude oil and gas production and 80% of our proved oil and gas reserves were located in Argentina as of December 31, 2009. Fluctuations in the Argentine economy and actions adopted by the Argentine government have had and will continue to have a significant effect on Argentine private sector entities, including us. See “Item Key Information—Risk Factors”.
Year to year fluctuations in our income are a result of a combination of factors, including principally:
The volume of crude oil, oil products and natural gas we produce and sell;
Changes in international prices of crude oil and oil by-products, which are denominated in U.S. dollars;
Fluctuations in the Argentine peso/U.S. dollar exchange rate;
Interest rates;
Changes to our capital expenditures plan;
Price and export controls on crude oil and oil by-products; and
Changes in laws or regulations affecting our operations, including tax and environmental matters.

FACTORS AFFECTING OUR CONSOLIDATED RESULTS OF OPERATIONS
1) Argentine Economic Situation
Fluctuations in the Argentine economy have had and will continue to have a significant effect on Argentine private sector entities, including us. Specifically, we have been affected and might continue to be affected by Argentine tax regulations, the value of the peso against foreign currencies, inflation, interest rates, and the general political, social and economic environment in and affecting Argentina.
a) Value of the Peso Against Foreign Currencies
As of December 31, 2009, the peso-U.S. dollar rate of exchange was P$3.80 per U.S. dollar, compared to P$3.45 and P$3.15 per U.S. dollar as of December 31, 2008 and 2007, respectively.
Almost all of our financial debt, as well as a significant portion of the debt of our related companies, is denominated in U.S. dollars, which exposes us to exchange risks. The diversification of our business, with foreign operations having a cash flow primarily denominated in U.S. dollars and commodity prices that are sensitive to U.S. dollar changes helps us mitigate our peso-U.S. dollar exchange rate exposure. Exchange differences arising from liabilities in foreign currency assumed to hedge the net investment in foreign entities are not directly charged to results but to the item Deferred Results within Stockholders’ Equity, to which results for conversion of operations abroad are also charged.
With the stated accounting considerations, the exchange differences determined for fiscal years 2009, 2008 and 2007 losses for P$70 million, losses for P$141 million and gains for P$25 million, respectively. See “Risk Factors—Fluctuations in the value of the peso may adversely affect the Argentine economy, our financial condition and the results of operations”.
b) Inflation
Historically, the Argentine economy has exhibited significant volatility, characterized by periods of high inflation. The FACPCE, on an ongoing basis, estimates whether Argentina is in an inflationary or deflationary environment.
In March 2003, as a result of the Argentine economy’s stabilization following the marked economic instability of 2002, the CNV, through General Resolution No. 441, mandated that from March 1, 2003 forward, all financial statements of reporting Argentine companies must be in nominal currency.
In 2009, 2008 and 2007, consumer price indexes increased by 7.7%, 7.2% and 8.5%, and wholesale price indexes rose 10.3%, 8.8% and 14.4%, respectively, according to INDEC. See “Risk Factors— Inflation may escalate and undermine economic growth in Argentina and adversely affect our financial condition and results of operations”.
In the past, inflation has materially undermined the Argentine economy and the government’s ability to stimulate economic growth. Sustained inflation in Argentina, without a corresponding increase in the price of products sold by us in the domestic market, would have an adverse effect on our results of operations and financial position.
2) Regulation of the Energy Industry in Argentina
Over the past several years, and until the global financial crisis erupted in the third quarter of 2008, commodity prices experienced an extended period of sustained increases. In response, the Argentine government imposed a series of regulations, particularly focused on the energy sector, aimed at reducing the impact of inflationary pressures from high commodity prices and ensuring energy supplies to the domestic market.
These regulations have affected our competitiveness and results of operations. See “Risk Factors—Inflation may escalate and undermine economic growth in Argentina and adversely affect our financial condition and results of operations”.

a) Natural Gas
In 2007, the Argentine government and producers signed a new Natural Gas Producers Agreement aimed mainly at securing the domestic supply of gas. This agreement—approved by Resolution No. 599/07 of the Secretary of Energy—adopted a schedule of defined prices, whereby prices remains unchanged for the residential sector and an annual average increase of approximately 6.5% was established for the Compressed Natural Gas (“CNG”), electricity generation and industrial sectors, although the price for the latter remains freely negotiable. This new resolution has already come into effect by sector according to schedule with the residential supply commitment expiring last in 2011. During 2009, gas sales were made as follows: 19% to the residential sector, 34% to CNG and electricity generation, 46% to industries and 1% to foreign markets.
In January 2007, through Resolution No. 1,886, the Secretary of Energy confirmed that the ability to export hydrocarbons would be subject to the satisfaction of domestic needs and that exports sales would have to be authorized on a case-by-case basis by the Argentine Executive Branch. The Secretary of Energy was authorized to approve or reject export applications. These measures restricted our total volume of exported gas, preventing us from benefiting from the higher margins offered by the export market.
In November 2008, a Trust Fund was created to cover natural gas imports required to secure supply of the domestic market. The resulting expenses will be borne by users of transportation and/or distribution regulated services, by gas consumers receiving gas directly from producers without using natural gas transportation or distribution systems and by natural gas processing companies. This resolution has negatively impacted our petrochemical and downstream margins by increasing our operating costs.
In August 2009, the Argentine government and natural gas producers signed an agreement which provided that natural gas producers would maintain the production level in exchange for a 30% improvement in the wellhead price of natural gas for the Power Plant segment in addition to a US$0.40/MMBtu subsidy for gas deliveries to residential users.
Considering the regulatory changes introduced by the Argentine government with a view to restoring profitability of gas production activities, as of December 31, 2008, we recorded a P$121 million gain from the reversal of previously recorded allowances on the recoverability of investments in gas areas.
b) Withholding Taxes on Exports
The Public Emergency Law established a withholding tax on exports of hydrocarbons regime for five years from March 1, 2002, which was subsequently extended for five years from January 2007 pursuant to Law No. 26,217. The taxes withheld are deducted from the sales price of the exported hydrocarbons.
At its inception, this regime imposed a 20% tax on exports of crude oil and LPG and a 5% tax on exports of certain oil related products.
In May 2004, withholding rates for crude oil and LPG were increased to 25% and 20% respectively, and a 20% withholding rate was imposed on gas exports. From August 2004 through November 2007 a graduated withholding tax regime was applied to crude oil exports, starting at 25% when the price per barrel was equal to or lower than US$32 and with additional incremental rates ranging between 3% and 20% when the price per barrel of crude oil ranged between US$32.01 and US$45, with a cap set at 45% when the price exceeded US$45. In 2006, under Resolution 534/2006 issued by the Secretary of Energy, the Argentine government increased taxes on natural gas exports to 45% of the price of gas imported from Bolivia.
Effective November 2007, Resolution No. 394/07 issued by the Ministry of Economy and Production (“Resolution No. 394/07”) provided for a new method for calculating withholding taxes on exports of crude oil and certain oil by-products. Under this new method, when the international price for crude oil exceeds US$60.90 per barrel, an incremental withholding tax rate is applied to crude oil exports, capping the price the producer receives at US$42 per barrel. When the international price for crude oil ranges between US$45 and US$60.90 per barrel, a 45% withholding tax is applied. If the international price for crude oil decreases below US$45 per barrel, the authorities are required to set new rates within 90 days. A similar withholding regime applies to exports of oil by-products such as gasoline, fuel oil and lubrication oils, with different cut-off and reference prices. This new tax regime had a negative impact on our Refining and Distribution business unit, particularly on exports of fuel oil, VGO and gasoline.
In March 2008, the Ministry of Economy and Production issued Resolution No.127/08, amending Resolution No. 534/2006, and imposing a 100% withholding tax on natural gas exports, based upon the highest price set for natural gas under any applicable agreement for natural gas imports into Argentina. Under this resolution, taxes on natural gas exports are equal to the cost of natural gas imported into Argentina. We have negotiated new contractual terms with our foreign customers to pass along the economic effect of these increased withholdings. In addition, under Resolution No.127/08, the method for calculating withholding taxes on exports of crude oil, as explained above, is also applicable to LPG. See “Risk Factors—Export taxes on our products have negatively affected, and may continue to negatively affect, the profitability of our operations”.

c) Downstream Margins
The downstream business in Argentina has been and may continue to be subject to extensive regulatory changes that have affected the sector’s prices and profitability. These regulatory changes have had and may continue to have an adverse effect on our operational results.
Downstream margins have significantly declined since the enactment of the Public Emergency Law in January 2002. Since that time the Argentine government has actively intervened in the fuel market to secure full supply to the domestic market and limit increases in the price of gasoline and diesel oil at the retail level in the domestic market that would have otherwise resulted from: (i) higher costs due to increases in international crude oil prices, (ii) the peso devaluation and (iii) domestic inflation.
During 2007, 2008 and 2009, some flexibility was reintroduced to the domestic market that allowed for gradual increases in fuel prices, which facilitated a partial recovery in marketing margins. In March 2008, the Argentine government announced that beginning in April 2008, domestic fuel prices would be adjusted taking into account a target inflation rate. We have not received any assurance from the government, and can provide you with no assurance, that the price adjustments will match real inflation rates or on how long this measure will remain in force. We cannot assure you that the Argentine government will not make additional regulatory changes that could further undermine our refining margins.
Since November 2007, upon approval of Resolution No. 394/07, our downstream business margin has declined significantly, as the new withholding taxes on exports were significantly higher than those previously in place, with the greatest impact on fuel oil, VGO and gasoline exports. In addition, the Argentine government imposed new authorization levels for oil and fuel exports, which led to greater delays and restrictions in the processing of export permits.
Business margins were also affected by Resolution No. 25/2006 of the Secretary of Domestic Trade, which required refining companies to supply all domestic demand for diesel oil. In 2006, 2007 and 2008, demand grew, but Argentine refineries were unable to significantly increase production levels because they were operating at levels very close to maximum installed capacity. As a result, we imported diesel oil in each of these years. We imported 202 thousand cubic meters of diesel oil in 2008, compared to 208 thousand cubic meters in 2007. Considering the gap between import and retail diesel oil prices, we recognized losses of P$151 million and P$106 million in 2008 and 2007, respectively. Early in 2008, under Resolution No. 121/2008 issued by the Ministry of Federal Planning, Public Investment and Services, we were able to import diesel oil at domestic market prices under the Total Energy Program (PET), which provided that the Argentine government would be responsible for the difference between domestic market prices and international prices. This significantly mitigated the losses we incurred as a result of the implementation of Resolution No. 25/2006. In the future, subject to our plants’ production capacity and market growth levels, we could be required to continue importing diesel oil under Resolution No. 25/2006, with a probable adverse effect on our results, as we do not have any assurance that the government will bear the losses derived from diesel oil imports in the future, as it did while Resolution No. 121/2008 was effective.
d) Electricity Generation
With the enactment of the Public Emergency Law, the Argentine government implemented the pesification of dollar-denominated prices in the WEM, and set a cap on prices that could be charged for gas used in electric power generation. As a result of this regulation, electricity prices failed to reflect total generation costs. This discrepancy led to the gradual depletion of the Stabilization Fund (Fondo de Estabilización), causing an increasing deficit, which in turn prevented CAMMESA from normally settling accounts with market agents.
In an effort to reduce the Stabilization Fund deficit, the Argentine government initially made contributions to the fund and reinstated seasonal adjustments, recognizing some of the increased costs resulting from the recovery of natural gas prices in the determination of wholesale spot prices. Subsequently, the Secretary of Energy encouraged WEM creditors to participate in investments in electric power generation in order to increase the available supply of electric power generation in Argentina. For this purpose, two investment funds were organized, FONINVEMEM I and II. The financing of FONINVEMEM I and II was made through the contribution of 65% and 50% of the credit balances recorded in 2004-2006 and in 2007, respectively, resulting from the spread between the selling price of energy and the variable generation cost in the spot market. The total contribution by all wholesale electric market private creditors is estimated at US$530 million for all periods, of which Petrobras Energía contributed US$55 million, dedicating US$39 million to FONINVEMEM I and US$16 million to FONINVEMEM II.

On October 17, 2005, under the terms of Resolution No. 1,193 issued by the Secretary of Energy, Petrobras Energía and other WEM creditors formally announced their decision to manage the construction, operation and maintenance of two power plants of at least 800 MW each, the Termoeléctrica Manuel Belgrano and Termoeléctrica José de San Martín plants. Construction costs of both plants are estimated at approximately US$1.3 billion and are to be funded with the contributions to FONINVEMEM I and II, with an additional charge imposed on consumers and with contributions from the Argentine government.
The gas turbines of Termoeléctrica Manuel Belgrano and Termoeléctrica José de San Martín power plants were operating in open cycle mode as of December 31, 2009 and in combined cycle as from the first quarter of 2010.
In order to restore the regular operation of the WEM as a competitive market that provides sufficient supply, in December 2004, the Secretary of Energy committed to approving successive seasonal price increases to values that would cover at least total monomic costs by November 2006. This commitment has not been carried out in practice. In November 2008, partial adjustments to seasonal prices were approved, applicable to the period between November 2008 and April 2009, but the adjusted prices still failed to cover the costs incurred by the generation system. When the additional capacity contributed by FONINVEMEM is brought into the system, it is anticipated that the electricity market will return to more competitive market conditions and will have adequate supply. Once this happens, the Secretary of Energy currently plans to compensate energy producers at the marginal cost of electricity produced, as established in the spot market, and for capacities and at values in U.S. dollars as existed prior to the Public Emergency Law.
In 2008, as a consequence of the increasing deficit in the Stabilization Fund, CAMMESA’s debt with generation agents, including us, gradually increased. Therefore, generation companies only received payment from CAMMESA for variable production costs and for power and services such as the primary frequency response system, but not for the margin (between the spot price and the variable production cost) on sales to the spot market. For the purpose of remedying this situation and securing generation supply, the Secretary of Energy issued Resolution 724/08 aimed at improving the collection priority of generation companies. Under this resolution, generation companies were able to submit projects for the expansion of the useful life and/or generation capacity of their units for the purpose of ensuring priority in the collection of credit balances owed by CAMMESA.
As of December 31, 2009, the funds contributed by the Company to FONINVEMEM II were fully recovered through investment in additional electricity generation projects under Resolution No. 564/2007 issued by the Secretary of Energy, whereby the Company built Genelba Plus, a 165 MW thermoelectric plant close to the existing Genelba Power Plant. In addition, as of December 31, 2009, Petrobras Energía had an outstanding credit owed to it by CAMMESA totaling P$243 million for electricity generated by it and sold to the spot market.
e) Regulation of Utilities
The Public Emergency Law pesified tariffs for public utility services at a P$1=US$1 parity and prohibited the increase of these tariffs based on indexation factors. In addition, the executive branch of the Argentine government was authorized to renegotiate the terms of contracts relating to the provision of public utility services, taking into account the following criteria: (i) the impact of tariffs on economic competitiveness and on income distribution; (ii) the quality of services to be provided and/or the capital expenditure programs provided for in the contracts; (iii) the interest of customers and accessibility to services; (iv) the safety of the system; and (v) the companies’ profitability.
In February 2002, the Ministry of Economy and Production was authorized to renegotiate contracts with public utility companies. In July 2003, the UNIREN was created under the joint jurisdiction of the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investment and Services. UNIREN’s mission is, among other purposes, to provide assistance in the utilities renegotiation process, execute comprehensive or partial agreements with utility companies and submit regulatory projects related to transitory price and rate adjustments.
UNIREN is currently renegotiating the contracts with Edesur and TGS. These negotiations are in different stages. See “Item 4. Information on the Company—Gas and Energy—Gas Transportation—TGS—Tariff Renegotiation Process” and “Item 4. Information on the Company—Gas and Energy—Electricity—Electricity Distribution: Edesur.”

We are unable to predict the future development of the renegotiation process involving tariff and concession contracts or the impact it may have on our results of operations or our financial position.
f) CIESA’s Debt Restructuring Process
Due to the Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law, CIESA did not pay at maturity, in April 2002, either the principal and the last interest installment, or the cap and collar, of its interest rate agreements. See “Item 4. Information on the Company—Gas and Energy— Gas Transportation—TGS—Our Interest in TGS and Corporate Developments” for further detail on the restructuring of CIESA’s financial debt.
CIESA’s financial statements were prepared using the on-going concern basis of accounting and therefore such financial statements do not include any adjustment stemming from the resolution of the uncertainties associated from the debt restructuring process.
3) Migration of Operating Agreements in Venezuela
In April 2005, the Venezuelan Energy and Oil Ministry instructed the Venezuelan national oil company, PDVSA, to review all operating agreements signed with oil companies between 1992 and 1997. The Ministry further instructed PDVSA to take all necessary action to convert those operating agreements into mixed-ownership companies whereby the Venezuelan government, through PDVSA, would be entitled to majority ownership.
In March 2006, we, through our related companies in Venezuela, signed memoranda of understanding (“MOU”) with PDVSA and the CVP in order to effect the migration of our four pre-existing operating agreements.
In August 2006, through our related companies in Venezuela, we signed agreements with PDVSA and CVP in order to effect the migration of our four pre-existing operating agreements. As a result, our direct and indirect interests in the mixed companies operating the areas of Oritupano Leona, La Concepción, Mata and Acema (operated by Petroritupano S.A., Petrowayú S.A., Petrokariña S.A., and Petroven-Bras S.A. respectively) were reduced to 22%, 36%, 34.5% and 34.5%, (31.4% as of December 31, 2009, resulting from the sale of our equity interest in PVIE. See “Operating and Financial Review and Prospects-Factors Affecting Our Consolidated Results of Operations-Sale of Petrobras Energía’s interest in Petrobras de Valores Internacional de España S.L. (PVIE)”, respectively. In view of the new contractual framework, as of December 31, 2005, we recognized impairment charges of P$424 million to adjust the book value of our assets in Venezuela to their estimated recoverable value.
Additionally, CVP recognized a divisible and transferable credit in favor of Petrobras Energía in the amount of US$88.5 million, which does not accrue interest, but could be applied toward acquisition bonds for any new mixed company project for oil exploration and production activities, or licenses for gas exploration and production operations in Venezuela. Once the milestones required for recognition of the credit by PDVSA were reached, as of December 31, 2006, we recorded the credit at its estimated recoverable value of P$180 million. As of December 31, 2007, since no projects for which the aforementioned credit was eligible for investment had materialized, our efforts to transfer the credit to third parties had been unsuccessful and alternative uses of the credit could not be anticipated, we recorded a writedown to reflect carrying value of such credit to zero.
As of December 31, 2009 the book value of our direct and indirect interest in Venezuelan mixed companies, net of impairment charges, is P$2,880 million. The recoverability of these investments is highly sensitive to crude oil price volatility, to economic, social and regulatory changes in Venezuela and, particularly, to the decisions made by management of the mixed-ownership companies. Decreases in crude oil prices, fluctuations in economic conditions, the adoption of more restrictive measures by the Venezuelan government, and decisions by mixed-ownership companies to limit the development of reserves could adversely affect the valuation of the recoverability of our investment in these companies and, consequently, our income. As a result of the aforementioned variables, in the years ended December 31, 2009, 2008 and 2007, we recorded writedowns of P$281 million, P$154 million and P$33 million, respectively, related to our assets in Venezuela.
See “Item 4. Oil and Gas Exploration and Production—Production—Production Outside of Argentina—Venezuela”, and “Item 3. Risk Factors—Our activities may be adversely affected by events in countries in which we do business”.
4) Commodity Prices
Our results of operations and cash flows are exposed to risks related to the volatility of international prices, mainly crude oil and oil by-product prices.

International prices for crude oil have fluctuated significantly over the last ten years. Changes in crude oil prices typically result in changes in the price for oil by-products.
In terms of commodity prices, the first half of 2009 was substantially impacted by the global financial crisis, whereas the second half of 2009 showed a combination of positive indicators and recovery expectations. Commodity prices reached intermediate historic levels, impacted by a strong volatility after starting the year at values below US$40. As of December 31, 2009, the WTI reached US$80 per barrel, with an average price of US$62 per barrel in 2009 compared to average prices of US$99.6 and US$72.3 in 2008 and 2007, respectively.
5) Oil and Gas Production in Argentina
Oil and gas reserves in Argentina have followed a downward trend in recent years. According to official data from the Argentine Oil and Gas Institute, proved oil and gas reserves dropped by 23% in the five-year period from 2004 to 2008. In 2009, oil production averaged 623 thousand barrels per day, accounting for a 1% drop compared to 2008. Gas production declined over 4% to 132.6 million cubic meters per day. Oil and gas production activities in Argentina are mainly developed in mature fields undergoing secondary recovery operations, which are capital intensive projects.
In this context, our oil and gas reserves in Argentina, net of additions, declined 16% in 2009 and 13% in 2008. Our production increased 6% in 2009 and dropped 3% in 2008.
The Company’s business plan provides for major exploratory investments in Argentina, including both offshore and onshore projects.
6) Operations in Ecuador
a) Amendment of the Hydrocarbon Law in Ecuador
In April 2006, the Ecuadorian government approved the Law Amending the Hydrocarbon Law (“Law 42”), which assigned to the Ecuadorian state a share of at least 50% of the revenues resulting from any increase in the average monthly sales price of Ecuadorian crude oil, based upon the average monthly sales price for such oil as of the execution date of the relevant agreements, stated in constant values as of the month of settlement.
In October 2007, the Ecuadorian President issued an amendment to the regulations applying Law 42, further increasing the Ecuadorian government’s share of revenues from increases in the price of crude oil to 99%, reducing the oil companies’ share to 1%.
EcuadorTLC S.A. (our subsidiary) and Petroecuador view differently the applicability and scope of Law 42 to our revenues under the Palo Azul operating agreement, pursuant to which the state’s share in revenues resulting from any increase in crude oil prices was already provided. In our opinion, the application of Law 42 in accordance with Petroecuador’s interpretation constituted a confiscatory measure, and threatened the economic feasibility of our investment. EcuadorTLC paid, under protest, settlements to Petroecuador under Law 42 from April 2006 to December 2007, deducting the amounts payable to the government due to price increases under the operating agreement for the Palo Field in Block 18. Since January 2008, EcuadorTLC S.A. has neither recorded the settlements made by Petroecuador under Law 42 nor made the relevant payments.
The dispute over the scope and application of Law 42 was settled within the framework of negotiations with the Ecuadorian state that resulted in the Amendment Agreements to the Block 18 Participation Agreements. This settlement took into account the opinion of the Ecuadorian Attorney General on the application of Law 42. EcuadorTLC S.A. agreed to make a payment in the amount of US$44 million, as a settlement of any difference arising from the application of Law 42, from the date of its adoption through the date of the execution of the Amendment Agreements.
b) Recoverability of Investments
Since 2006 the Ecuadorian government has imposed a number of comprehensive tax and regulatory reforms on the hydrocarbon industry.
These regulatory changes have materially modified the conditions in existence at the time of execution of our participation agreements, adversely affecting the valuation of our ongoing projects in Ecuador, and negatively impacting our assessment of recoverability and prospects. Accordingly, as of December 31, 2007, we recorded an impairment allowance of P$759 million to write down the book value of our Ecuadorian assets to their probable recoverable value. These estimates of recoverable value took into consideration the incidence of the net shortfall with respect to our transportation capacity commitments with Oleoducto de Crudos Pesados Ltd.

c) Teikoku Oil Co. Ltd. Agreement
On January 11, 2007, the Ecuadorian Ministry of Energy and Mines approved a preliminary agreement entered into with Teikoku in January 2005, whereby Petrobras Energía would assign to Teikoku 40% of its rights and obligations under the Block 18 participation agreement. On October 24, 2008, Petroecuador admitted Teikoku Oil Ecuador, a subsidiary of Teikoku, as partner in the Block 18 agreements, and the Assignment Agreement was registered with the National Hydrocarbons Board (Dirección Nacional de Hidrocarburos) on October 27, 2008. During the year ended December 31, 2008 we recognized a loss of P$28 million in connection with this transaction.
d) Amendment Agreements to the Block 18 Participation Agreement
On October 31, 2008, EcuadorTLC S.A. and Petroecuador signed Amendment Agreements which, among other things, would govern the terms and conditions concerning the exploitation of Block 18 for a one year term, which was subsequently extended to October 2010. During this period, negotiations will be conducted over whether new contractual arrangements will be applied to the participation agreement. Under the Amendment Agreements, the Ecuadorian state’s interest in the Pata and Palo Azul fields increased to 40% and 60%, respectively. In addition, upon execution of the Amendment Agreements, the Tax Equity Law will be applicable to our operations in Ecuador, granting the Ecuadorian state 70% of revenues on all sales at prices over a new base price of US$45.43 per barrel.
e) Block 31
On December 31, 2008, Petrobras Energía Ecuador and Petroecuador signed a Termination Agreement in connection with the Block 31 Participation Agreement, under which Block 31 was returned to the Ecuadorian State. As of December 31, 2008 we recorded a P$31 million loss in connection with the Termination Agreement.
f) Crude oil transportation agreement with Oleoducto de Crudos Pesados Ltd. (OCP)
The Company is party to an agreement with OCP, whereby we committed to oil transportation capacity of 80,000 barrels per day for a 15-year term, starting November 10, 2003.  Under the “ship or pay” clause of our transportation agreement, we must fulfill our contractual obligations for the aggregate oil volume committed, even if no crude oil is transported, and pay, as well as all other producers, a fee covering OCP’s operating costs and financial services.  As of December 31, 2009, this fee amounted to US$2.13 per barrel committed.
We expect that during the effective term of the “ship or pay” clause of our transportation agreement, our oil production will be lower than the aggregate transportation capacity committed.  This assumption is based on the current estimate of our reserves in Ecuador.  Considering this situation and with a view to mitigating the effects of these anticipated trends, we periodically enter into agreements to reduce our committed transportation capacity exposure. On December 31, 2008, we signed an agreement with Petroecuador concerning the use of the oil transportation capacity committed under the agreement we entered into with OCP. Under this agreement, the Ecuadorian state has undertaken a commitment, beginning January 1, 2009, to transport its crude oil, at a negotiated rate, under our transportation commitment with OCP, up to a maximum of 70,000 barrels per day. In addition, we sold a portion of our transportation capacity (at an average amount of 8,000 barrels per day from July 2004 to January 2012).
Lastly, 40% of our net contractual obligation under the agreement with OCP was assumed by Teikoku Oil Ecuador, according to the terms of our assignment agreement with Teikoku Oil Ecuador in respect of 40% of Block 18.
In order to guarantee compliance with our financial commitments related to the “Ship or Pay” transportation agreement and OCP’s related business obligations, we issued letters of credit. These letters of credit, with maturity date of December 2018, are required to remain effective until the above-mentioned commitments expire. As of December 31, 2009 we had outstanding letters of credit for a total amount of approximately US$93 million. As the letters of credit expire, we will be required to renew or replace them. Otherwise, the amounts due to OCP must be deposited in cash.
7) Sale of Petrobras Energía’s Interest in Petrobras de Valores Internacional de España S.L. (PVIE)
In December 2007, we sold 40% of our equity interest in PVIE, a holding company whose main asset through its 99.79% interest in Petrobras Energía Perú S.A.’s capital stock, is Lote X., to PIB BV for US$423.3 million, plus contingent compensation, to be defined between the parties, resulting from the gas and condensate discovery made at Kinteroni Prospect in Lote 57 in January 2008, which is still in the evaluation phase. For more information on the risks involved with this project as well as other details regarding the above mentioned operation, see “Item 3. Risk Factors—Factors Relating to Our Business—Our activities may be adversely affected by events in countries in which we do business” and “Risk Factors—Factors Relating to Our Business—Our crude oil and natural gas reserve estimates involve some degree of uncertainty and may prove to be incorrect over time” and “Item 7. Related Party Transactions”.

We and PIB BV agreed to share control over PVIE’s operating and financial policies. As a result of this transaction, we recognized a gain of P$1,014 million during 2007.
In April 2009, we sold our 60% remaining equity interest in PVIE to PIB BV, for total consideration of US$619.4 million. As a result of this transaction, we recognized income before income tax of P$1,591 million.
The assignment of our interest in PVIE enabled us to optimize our asset portfolio, adjusting exploratory investments to amounts in line with our business plan.
8) Changes in Our Portfolio
In addition to the sales of our interests in PVIE and in Block 18, and the return of Block 31 to the Ecuadorian State (in each case as described above), the following changes have occurred in our portfolio:
a) In September 2008, upon approval by the regulatory authorities, we acquired from ConocoPhillips a 25.67% and 52.37% interest in Sierra Chata and Parva Negra assets, respectively. We paid US$77.6 million for these interests, plus adjustments, mainly resulting from variations in working capital as of the date the agreement became effective.
b) In March 2008, upon approval by the regulatory authorities, we acquired from Energy Development Corporation (Argentina), Inc., Argentine Branch, a 13.72% interest in the El Tordillo and La Tapera — Puesto Quiroga assets for US$117.5 million.
c) In December 2007, we signed a stock purchase agreement for the sale of our 40% interest in Petroquímica Cuyo S.A.I.C. The sale price amounted to US$32 million, accounting for a gain of P$40 million.
d) In December 2007, we transferred our 50% equity interest in Citelec to Energía Argentina S.A. and Electroingeniería S.A., who each purchased half of our interest. This transaction was performed in compliance with the divestment commitment assumed by Petrobras Energía with the Argentine government upon approval by the Comisión Nacional de Defensa de la Competencia (Argentine antitrust authorities) of the agreement for the purchase of the shares representing Petrobras Energía Participaciones S.A.’s majority capital stock by Petrobras Participaciones S.L. The sale price amounted to US$54 million. We did not recognize any significant gains or losses on account of this transaction.
e) In November 2007, we sold 76.15% of our rights and obligations in the Bajada del Palo area, transferring a 73.15% interest to Petrolera Entre Lomas S.A. and the remaining 3% to APCO. As a result of this transaction, we recorded a gain of P$62 million.
f) In July 2007, we signed a stock purchase agreement with Electroingeniería S.A for the sale of our 22.22% equity interest in Yacylec. This transaction was authorized by the ENRE in December 2007. The sale price amounted to US$6 million, accounting for a gain of P$16 million.
g) In June 2007, we signed an agreement for the sale to YPFB, of our equity interest in Petrobras Bolivia Refinación S.A. The sale price amounted to US$55 million, accounting for a gain of P$44 million.
h) In January 2007, we executed an agreement for the sale of our 9.19% shareholding in Hidroneuquén S.A., a company holding 59% of Hidroeléctrica Piedra del Aguila S.A.’s capital stock. The sale price amounted to US$15 million, accounting for a P$23 million gain.

9) Sale of the fertilizers business
In November 2009 we approved the sale of our fertilizers business to Bunge Argentina S.A. The transaction was consummated in January 2010, subject to approval by the applicable regulatory authorities.
10) Tax Benefits Regarding Innova Operations – FUNDOPEM
We enjoy a tax benefit, through Innova’s operations in Brazil, under an incentive program granted by the Rio Grande do Sul State for companies located in that state called FUNDOPEM. The benefit consists of a 60% reduction of the ICMS (interstate goods transport tax).
On account of the construction and start-up of the new ethylbenzene plant, the FUNDOPEM benefit was extended until 2015. Under this program, we recorded P$66 million, P$80 million and P$70 million gains in 2009, 2008 and 2007, respectively.

DISCUSSION OF RESULTS
The table below presents our selected consolidated financial data and that of our subsidiaries, including the proportional consolidation of CIESA and Distrilec, as compared to such data excluding the proportional consolidation of such companies under joint control, in each case for the fiscal years indicated. To this effect, the Company’s equity in the earnings of these companies under joint control is shown under Equity in Earnings of Affiliates.

				Without proportional consolidation
				of CIESA and Distrilec
	With proportional consolidation			For the year ended December 31,
	For the year ended December 31,			(Unaudited)
	2009	2008	2007	2009	2008	2007
	(millions of pesos)
Net sales	11,972	15,175	13,458	10,217	13,577	11,997
Cost of sales	(8,858)	(11,000)	(10,111)	(7,714)	(9,915)	(9,152)

Gross Profit	3,114	4,175	3,347	2,503	3,662	2,845
Administrative and selling expenses	(1,668)	(1,758)	(1,465)	(1,432)	(1,558)	(1,311)
Exploration expenses	(336)	(238)	(172)	(336)	(238)	(172)
Other operating expenses, net	(192)	(231)	(177)	(159)	(198)	(256)

Operating income	918	1,948	1,533	576	1,668	1,106

Equity in earnings of affiliates	210	305	176	198	311	234
Financial expenses and holding losses, net	(701)	(782)	(495)	(499)	(618)	(326)
Other income (expenses), net	1,288	(117)	139	1,304	(173)	148

Income before income tax and minority interest in subsidiaries	1,715	1,354	1,353	1,579	1,188	1,162

Income tax provision	(726)	(508)	(503)	(653)	(418)	(402)

Minority interest in subsidiaries	(64)	(70)	(88)	(1)	6	2

Net income	925	776	762	925	776	762

The following tables set out net sales, gross profit and operating income for each of our business segments for the years ended December 31, 2009, 2008 and 2007, including proportional consolidation, which is required by Argentine general accounting standards, and excluding the proportional consolidation of CIESA and Distrilec. Our management analyzes our results and financial condition separately from the results and financial conditions of these companies, as we believe financial information without their proportional consolidation is useful to investors in evaluating our financial condition and results of operations. See “ — Proportional Consolidation and Presentation of Discussion” and “ — Reconciliation Tables”. Net sales eliminations relate to intersegment sales. Gross profit eliminations relate to adjustments related to intersegment sales and costs associated with such sales. Intersegment transactions are made at market prices.
The business segment year-to-year comparisons that follow the table include intersegment sales.
With Proportional Consolidation

	For the year ended December 31,
	2009	2008	2007
	(in millions of pesos)

Net sales (1)

Oil and Gas Exploration and Production	3,317	4,740	4,624
Refining and Distribution	5,628	6,942	5,826
Petrochemicals	2,928	3,475	3,063
Gas and Energy (2)	3,274	2,993	2,671
Corporate and Eliminations (3)	(3,175)	(2,975)	(2,726)

Total	11,972	15,175	13,458

Gross Profit (loss) (4)

Oil and Gas Exploration and Production	1,029	2,262	2,142
Refining and Distribution	509	293	82
Petrochemicals	576	713	387
Gas and Energy (2)	957	885	746
Corporate and Eliminations (3)	43	22	(10)

Total	3,114	4,175	3,347

Operating Income (loss)

Oil and Gas Exploration and Production	329	1,580	1,480
Refining and Distribution	57	(171)	(314)
Petrochemicals	262	339	92
Gas and Energy (2)	639	620	653
Corporate and Eliminations (3)	(369)	(420)	(378)

Total	918	1,948	1,533

(1)
Royalties with respect to the oil and gas business in Argentina, Peru and Bolivia (in the case of the latter, only for sales until May 2007) are accounted for as a cost on production and are not deducted in determining net sales.

(2)	This segment includes Electricity and Gas Transportation.

(3)	Eliminations correspond to sales between our business units and their associated costs.

(4)	Net sales less cost of sales.

Without Proportional Consolidation (Unaudited)

	For the year ended December 31,
	2009	2008	2007
	(in millions of pesos)

Net Sales (1)

Oil and Gas Exploration and Production	3,317	4,740	4,624
Refining and Distribution	5,628	6,942	5,826
Petrochemicals	2,928	3,475	3,063
Gas and Energy (2)	1,519	1,395	1,210
Corporate and Eliminations (3)	(3,175)	(2,975)	(2,726)

Total	10,217	13,577	11,997

Gross Profit (loss) (4)

Oil and Gas Exploration and Production	1,029	2,262	2,142
Refining and Distribution	509	293	82
Petrochemicals	576	713	387
Gas and Energy (2)	346	372	244
Corporate and Eliminations (3)	43	22	(10)

Total	2,503	3,662	2,845

Operating Income (loss)

Oil and Gas Exploration and Production	329	1,580	1,480
Refining and Distribution	57	(171)	(314)
Petrochemicals	262	339	92
Gas and Energy (2)	297	340	226
Corporate and Eliminations (3)	(369)	(420)	(378)

Total	576	1,668	1,106

(1)
Royalties with respect to the oil and gas business in Argentina, Peru and Bolivia (in the case of the latter, only for sales until May 2007) are accounted for as a cost on production and are not deducted in determining net sales.

(2)	This segment includes Electricity and Gas Transportation.

(3)	Eliminations correspond to sales between our business units and their associated costs.

(4)	Net sales less cost of sales.

YEAR ENDED DECEMBER 31, 2009 COMPARED TO YEAR ENDED DECEMBER 31, 2008
Net income: Net income for 2009 fiscal year increased P$149 million, or 19.2%, to P$925 million from P$776 million in 2008.
Net sales: Net sales declined P$3,203 million, or 21.1%, to P$11,972 million from P$15,175 million in 2008. Net sales for 2009 fiscal year include P$747 million and P$1,069 million attributable to our share of the net sales of CIESA and Distrilec, respectively, net of intercompany sales of P$61 million. Net sales for fiscal year 2008 include P$639 million and P$993 million attributable to our share of the net sales (net of intercompany sales of P$34 million) of CIESA and Distrilec, respectively.
Without proportional consolidation of CIESA and Distrilec, net sales decreased P$3,360 million, or 24.7%, to P$10,217 million from P$13,577 million in 2008. This decrease is mainly attributable to a decline of P$1,423 million, P$1,314 million and P$547 million in sales in the Oil and Gas Exploration and Production, Refining and Distribution and Petrochemicals business segments, respectively, partially offset by a P$124 million increase in sales in the Gas and Energy segment. Intercompany sales totaled P$3,237 million in 2009 and P$3,009 million in 2008. Most of these sales were attributable to the Oil and Gas Exploration and Production, Refining and Distribution and Gas and Energy business segments.
Gross profit: Gross profit decreased P$1,061 million, or 25.4%, to P$3,114 million from P$4,175 million. Gross profit for 2009 includes P$342 million and P$269 million attributable to our share of the gross profit of CIESA and Distrilec, respectively. Gross profit for 2008 includes P$263 million and P$250 million attributable to our share of the gross profit of CIESA and Distrilec, respectively.
Without proportional consolidation of CIESA and Distrilec, gross profit for 2009 fiscal year decreased P$1,159 million, or 31.6%, to P$2,503 million from P$3,662 million. This decline mainly resulted from a drop in gross profit from the Oil and Gas Exploration and Production (P$1,233 million), Petrochemicals (P$137 million) and Gas and Energy (P$26 million) business segments, partially offset by a P$216 million increase in gross profit from the Refining and Distribution business segment.
Administrative and selling expenses: Administrative and selling expenses decreased P$90 million, or 5.1%, to P$1,668 million from P$1,758 million in 2008. Administrative and selling expenses for 2009 include P$57 million and P$179 million attributable to our share of the administrative and selling expenses of CIESA and Distrilec, respectively. Administrative and selling expenses for 2008 include P$42 million and P$158 million attributable to our share of the administrative and selling expenses of CIESA and Distrilec, respectively.
Without proportional consolidation of CIESA and Distrilec, administrative and selling expenses dropped P$126 million, or 8.1%, to P$1,432 million from P$1,558 million in 2008, mainly as a result of decreases in the Oil and Gas Exploration and Production business segment as well as in our Corporate Center.
Exploration expenses: Exploration expenses increased P$98 million to P$336 million from P$238 million in 2008. See “Oil and Gas Exploration and Production”.
Other operating expenses, net: Other operating expenses, net, accounted for P$192 million and P$231 million losses in 2009 and 2008, respectively. Other operating expenses, net for 2009 includes losses of P$14 million and P$19 million attributable to our share of other operating expenses, net of CIESA and Distrilec, respectively. Other operating expenses, net for 2008 includes losses of P$16 million and P$17 million attributable to our share of other operating expenses, net of CIESA and Distrilec, respectively.
Without proportional consolidation of CIESA and Distrilec, other operating expenses, net accounted for losses of P$159 million and P$198 million, mainly attributable to improvements reported by the Petrochemicals business segment.
Operating income: Operating income decreased P$1,030 million, or 52.9%, to P$918 million from P$1,948 million. Operating income for 2009 includes gains of P$271 million and P$71 million attributable to our share of the operating income of CIESA and Distrilec. Operating income for 2008 includes gains of P$205 million and P$75 million attributable to our share of the operating income of CIESA and Distrilec.
Without proportional consolidation of CIESA and Distrilec, operating income dropped P$1,092 million, or 65.5%, to P$576 million from P$1,668 million in 2008. This decline was mainly attributable to the decrease in the Oil and Gas Exploration and Production, Petrochemicals and Gas and Energy business segments, in the amount of P$1,251 million, P$77 million and P$43 million, respectively, partially offset by a P$228 million rise in the Refining and Distribution business segment.

Equity in earnings of affiliates: Equity in earnings of affiliates decreased P$95 million, or 31.1%, to P$210 million from P$305 million in 2008. Without proportional consolidation of CIESA and Distrilec, equity in earnings of affiliates dropped P$113 million, or 36.3%, to P$198 million from P$311 million in 2008. See “Analysis of Equity in Earnings of Affiliates”.
Financial expenses and holding losses: Financial expenses and holding losses decreased P$81 million, or 10.4%, to P$701 million from P$782 million in 2008. Losses for 2009 include financial expenses of P$187 million and P$15 million attributable to our share of the financial expenses and holding losses of CIESA and Distrilec, respectively. Financial expenses and holding losses for 2008 include financial expenses of P$175 million and gains of P$11 million attributable to our share of the financial expenses and holding losses of CIESA and Distrilec, respectively.
Without proportional consolidation of CIESA and Distrilec, financial expenses and holding losses decreased P$119 million, or 19.3%, to P$499 million from P$618 million. This decline derived from:
• reduced losses from holding of inventories of P$41 million to P$78 million in 2009 from P$119 million in 2008, as a result of the decline in prices for oil and oil related products, mainly petrochemicals.
• reduced exchange losses of P$76 million to P$70 million in 2009 from P$146 million in 2008, mainly attributable to a 25% appreciation of the Brazilian real, compared to a 37% depreciation in 2008.
• increased net interest expense of P$61 million to P$401 million in 2009 from P$340 million in 2008, reflecting the effect of the exchange rate increase on dollar denominated average indebtedness, partially offset by an 11% decline in average indebtedness.
• a gain of P$47 resulting from the net realizable value of property, plant and equipment held for sale in connection with the fertilizer business.
Other income (expenses), net: Other income (expenses), net include a gain of P$1,288 million in 2009 compared to a loss of P$117 million in 2008. Other income (expenses), net for 2009 include losses of P$1 million and P$15 million attributable to our share of other income (expenses), net of CIESA and Distrilec, respectively. Other income (expense), net for 2008 include a gain of P$56 million attributable to our share of other income (expenses), net of CIESA.
Without proportional consolidation of CIESA and Distrilec, other income (expenses), net accounted for a gain of P$1,304 million in 2009, compared to a loss of P$173 in 2008.
Other income (expenses), net for 2009 mainly reflect:
• a P$1,591 million gain from the sale of a 60% equity interest in PVIE.
• a P$281 million loss from impairment charge on assets in Venezuela.
Other income (expenses), net for 2008 mainly reflect:
• a P$154 million loss from impairment charge on assets in Venezuela.
• a P$31 million loss derived from the Termination Agreement in connection with Block 31 Participation Agreement.
• a P$29 million loss from the sale of a 40% interest in Block 18 in Ecuador.
• a P$121 million gain from reversal of allowances on oil areas in Argentina.
Income tax: Income tax charge for 2009 and 2008 accounted for P$726 million and P$508 million losses, respectively. The income tax for 2009 reflects P$56 million and P$17 million losses attributable to our share of the income tax of CIESA and Distrilec. The income tax for 2008 reflects P$56 million and P$34 million losses attributable to our share of the income tax of CIESA and Distrilec.
Without proportional consolidation of CIESA and Distrilec, income tax accounted for losses of P$653 million and P$418 million in 2009 and 2008. Increased tax charges for the period under review are mainly attributable to income tax on the sale of equity interest in PVIE.

ANALYSIS OF OPERATING RESULTS BY BUSINESS SEGMENT
Oil and Gas Exploration and Production
Operating income: Operating income for the Oil and Gas Exploration and Production business segment decreased P$1,251 million, or 79.2%, to P$329 million from P$1,580 million in 2008.
Net sales: Net sales for this business segment decreased P$1,423 million, or 30%, to P$3,317 million in 2009 from P$4,740 million in 2008, mainly due to the divestment of a 60% interest in Lote X in Peru in April 2009 and a 40% interest in Block 18 in Ecuador in December 2008 and, to a lesser extent, a 21.7% drop in the average sale price per barrel of oil equivalent, in line with the decline in international reference prices. The above-mentioned divestments were a determining factor in the 10.9% decline in sales volumes of oil equivalent, which totaled a daily average of 98.4 thousand barrels in 2009 and 110.5 thousand barrels in 2008.
Combined average oil and gas sales volumes totaled 98.8 thousand barrels of oil equivalent per day, a 16% drop compared to 2008, mainly attributable to divestments in Peru and Ecuador and, to a lesser extent, the decline in production from mature fields in Argentina. These effects were partially offset by an increase in gas production in Argentina.
In 2009, average oil sales volumes dropped 26% to 45.0 thousand barrels per day from 60.8 thousand barrels per day in 2008, principally as a result of a 31.2% drop in daily production volumes to 45.9 thousand barrels per day, primarily attributable to divestments in Peru and Ecuador.
Daily gas sales volumes rose 7.6% to 320.4 thousand barrels from 297.8 thousand barrels in 2008, due to the 3.8% increase in average daily production volumes to 52.9 thousand barrels of oil equivalent, mainly as a consequence of the rise recorded in Argentina attributable to the acquisition of an additional interest in Sierra Chata in September 2008.
Argentina
Net sales in Argentina grew P$255 million, or 10.1%, to P$2,773 million in 2009 from P$2,518 million in 2008, primarily as a result of a 7% increase in average sales prices and, to a lesser extent, a 3.3% rise in total combined daily sales volumes of oil and gas, averaging 89.4 thousand barrels of oil equivalent per day. Average daily production volumes totaled 90.6 thousand barrels of oil equivalent, accounting for a 3.4% rise compared to 2008.
Crude oil sales rose P$77 million, or 3.8%, to P$2,112 million from P$2,035 million in 2008, mainly due to a 10.4% increase in average sales prices to P$149.7 per barrel from P$135.6 per barrel, partially offset by a 5.7% drop in sales volumes. The improvement in average sales prices results from the impact of exchange rate variations on sales prices for operations in the domestic market. The drop in daily sales volumes to 38.7 thousand barrels from 41 thousand barrels was attributable to a 2.6% decline in production levels to 40.3 thousand barrels from 41.4 thousand barrels, mainly resulting from the natural decline of mature fields.
Gas sales increased P$181 million, or 39.6%, to P$638 million from P$457 million, due to the combined effect of a 25.6% increase in sales prices and an 11.5% rise in daily sales volumes. The average sales price increased to P$5.7 per million cubic feet from P$4.6 per million cubic feet mainly due to a greater demand from higher price segments such as Power Plants and Industry. Daily gas sales volumes increased to 304.3 million cubic feet from 273.1 million cubic feet, in line with an 8.8% rise in production volumes. In this respect, the acquisition of an increased interest in the Sierra Chata area in September 2008 had a positive impact. In addition, the investments made supported the increase in development activities in the fields, which resulted in higher production levels, mainly in the Estancia Agua Fresca, El Mangrullo and Santa Cruz 1 fields. The labor strike in May 2008 had an impact on production for 2008, also affecting production in the winter season.
Outside of Argentina
Oil and gas sales outside of Argentina dropped P$1,678 million, or 75.5%, to P$544 million from P$2,222 million, due to the combined effect of a 62.3% decline in sales volumes as a consequence of divestments in Peru and Ecuador, and a 38.2% drop in the average sales price of oil equivalent, in line with variations in international reference prices.
Net sales for 2009 and 2008 include P$34 million and P$29 million, primarily attributable to operations in Mexico and Colombia.

The following is a description of net sales outside Argentina in the main countries where the Company operates:
• Ecuador
Oil sales dropped P$813 million, or 74.7%, to P$276 million in 2009 from P$1,089 million, as a result of the combined effect of a decline in sales volumes and average sales prices.
Average daily oil sales volumes dropped 64.8% to 3.7 thousand barrels from 10.5 thousand barrels, basically due to the reduction of the Company’s interest in Block 18 from 70% to 30% in December 2008.
Average sales prices declined 27.5% to P$204.7 per barrel from P$282.4 per barrel, in line with variations in international reference prices.
• Peru
Oil and gas sales declined P$842 million, or 87.3%, to P$123 million in 2009 from P$965 million in 2008, mainly as a result of discontinued operations in Peru due to the sale of PVIE in April 2009 and, to a lesser extent, the drop in average sales prices, in line with international reference prices.
Average daily sales volumes decreased 76.8% to 2.3 thousand barrels of oil equivalent from 9.9 thousand barrels of oil equivalent in 2008, as a result of the above-mentioned sale. For that reason, the fiscal year under review only includes operations for three months.
Average crude oil price declined 49% to P$150 per barrel from P$294.2 per barrel, in line with the drop in the price of WTI.
• Bolivia
Oil and gas sales decreased P$28 million, or 20.1%, to P$111 million in 2009 from P$139 million in 2008, mainly due to the 14.4% drop in sales volumes, as a consequence of a 13% fall in production and, to a lesser extent, a 6.4% drop in sales prices, as a result of the decline in the price set for gas exports to Brazil.
Gross profit: Gross profit for the Oil and Gas Exploration and Production business segment declined P$1,233 million to P$1,029 million in 2009 from P$2,262 million. Margin on sales was 31% and 47.7% in 2009 and 2008, respectively. The decline in gross profit is mainly attributable to our operations in Ecuador and Peru and, to a lesser extent, Argentina. Our lifting cost increased 36% to P$22.7 per barrel of oil equivalent in 2009 from P$16.7 per barrel of oil equivalent in 2008.
The drop in gross profit in Ecuador is mainly attributable to the sale of the 40% interest in Block 18 in December 2008. In Peru, the above-referenced decline is the result of the divestment made in April 2009 and the drop in oil average sales prices.
In the case of Argentina, the decline in gross profit is due to: (i) higher lifting costs as a consequence of the rise in oil service rates and in the demand for pulling and workover services to support production at mature fields and (ii) increased depreciation as a result of higher investments.
Administrative and selling expenses: Administrative and selling expenses decreased 33.3%, or P$79 million, to P$158 million in 2009 from P$237 million in 2008, mainly due to the effects of divestments in Peru and Ecuador.
Exploration expenses: Exploration expenses totaled P$336 million in 2009 and P$238 million in 2008. In both fiscal years, exploration expenses were mainly attributable to geological and geophysical expenses and investments in offshore and onshore exploration wells in Argentina. Expenses for unsuccessful wells totaled P$270 million in 2009 and P$42 million in 2008.
Other operating expenses, net: Other operating expenses, net accounted for losses of P$206 million and P$207 million, respectively. Costs associated with the unused transportation capacity under the ship-or-pay contract with OCP in Ecuador accounted for losses of P$98 million in 2009 and P$174 million in 2008. Expenses for 2009 include P$59 million attributable to agreements entered into with trade unions to ensure maintenance of employment levels and operating activities in Argentina.

Refining and Distribution
Operating income (expense): Operating income (expense) for the Refining and Distribution business segment improved by P$228 million to a P$57 million gain in 2009 compared to a P$171 million loss in 2008.
Net sales: Net sales for the Refining and Distribution business segment decreased P$1,314 million, or 18.9%, to P$5,628 million in 2009 from P$6,942 million in 2008, due to a decline in sales volumes, partially offset by a partial recovery of diesel oil and gasoline sales prices in the domestic market.
Processed crude oil volumes at the refineries dropped 28.1% to 51.9 thousand barrels per day in 2009 from 72.2 thousand barrels per day in 2008, with our focus shifting the search for profitable operations and on ensuring product supply to the market.
Crude oil sales to third parties totaled P$204 million in 2009 and P$374 million in 2008. This 45% drop is in line with the Company’s policy designed to prefer supply to the Company’s own refineries, which as from June 2009 recorded increased consumption of Escalante crude oil, over exports.
Diesel oil sales volumes dropped 29% to 1.7 million cubic meters in 2009 from 2.4 million cubic meters in 2008. Sales to other oil companies recorded the highest decline to 242 thousand cubic meters in 2009, accounting for a 37% drop compared to 2008, with priority given to the supply of our own distribution network.
Gasoline sales volumes decreased 10.8% to 764 thousand cubic meters in 2009 from 857 thousand cubic meters in 2008. Exports recorded the highest decline to 9 thousand cubic meters in 2009, accounting for an 81% drop compared to 2008, with priority given to the supply of the domestic market.
Fuel oil and IFOs sales volumes decreased 34% to 594 thousand cubic meters from 896 thousand cubic meters in 2008, as a consequence of lower fuel oil domestic demand to supply power plants and reduced IFO sales to supply vessels.
In addition, total sales volumes of other related oil products dropped 19% to 840 thousand cubic meters from 1,039 thousand cubic meters in 2008, as a result of lower product availability derived from optimization of crude oil volumes processed.
Average sales prices for gasoline and diesel oil improved 20% and 16%, respectively.
Gross profit: Gross profit for this business segment increased P$216 million, or 73.7%, to P$509 million from P$293 million in 2008 and margin on sales rose to 9% in 2009 from 4.2% in 2008. Partial increases in sales prices and optimization of crude oil volumes processed at refineries in 2009 supported a partial recovery of the business margin, which was affected by a P$150 million loss in 2008 attributable to the sale of imported diesel oil.
Administrative and selling expenses: Administrative and selling expenses increased P$3 million, or 0.6%, to P$478 million from P$475 million in 2008. Reduced expenses as a result of lower sales volumes, mainly in taxes and transportation, were offset by an increase in freight costs and wages.
Other operating income, net: Other operating income, net accounted for gains of P$26 million and P$11 million in 2009 and 2008, respectively.
Petrochemicals
Operating income: Operating income for the Petrochemicals business segment declined P$77 million, or 22.7%, to P$262 million from P$339 million in 2008.
Net sales: Net sales decreased P$547 million, or 15.7%, to P$2,928 million in 2009 from P$3,475 million in 2008 (net of eliminations in the amount of P$75 million in 2009 and P$150 million in 2008 for styrenics operations between Argentina and Innova), mainly as a consequence of a decline in sales prices in line with the drop in international reference prices caused by the global financial crisis.

• Styrenics — Argentina:
In Argentina, styrenics sales dropped P$218 million, or 18.2%, to P$981 million from P$1,199 million in 2008, mainly due to a 17.5% decline in average sales prices. Sales volumes in 2009 totaled 199 thousand tons, a level similar to that recorded in 2008.
In 2009 and in line with the performance of international reference prices, average sales prices in the styrene, polystyrene and synthetic rubber lines dropped 22.4%, 15.8% and 14.7%, respectively.
In 2009, our combined market share (styrene and polystyrene) was 84%, a 5.6% decrease compared to 2008 over the market as a whole.
Performance of main styrenic products was as follows:
a) Styrene sales volumes totaled 68.3 thousand tons, a 30% increase compared to 2008, principally attributable to the foreign market, where sales volumes doubled, mainly to Chile and Brazil. In 2009 we exported 14.1 thousand tons of styrene to Innova to meet supply needs derived from the plant shutdown in September.
Increased styrene availability in 2009 is in line with discontinued ethylbenzene deliveries to Innova and the use of this product as input for styrene production. In 2008, our ethylbenzene exports to Innova totaled 22.1 thousand tons, until the start of operations of the new production plant in September 2008.
b) Propane-propylene sales volumes totaled 19.5 thousand tons, a 9% increase compared to 2008. In 2008, sales volumes were adversely affected by the conflict between the government and the farm sector in the first semester and the shutdown performed at our main client’s plant during the last two months of that year. In addition, in both 2008 and 2009, the global financial crisis led to a decline in domestic demand for these propane-propylene.
c) Polystyrene sales volumes increased 7.6% to 51.9 thousand tons compared to 2008 as a consequence of the increase in exports mainly directed to Chile and of higher sales in the domestic market as a result of the recovery of the Argentine market in the food and refrigeration segments, which were positively impacted by governmental policies designed to boost consumption.
d) Synthetic rubber sales volumes totaled 47 thousand tons, reflecting a sales level similar to that recorded in 2008, with an increase in exports that offset a drop in domestic sales attributable to lower activity levels in the first half of 2009 in the tire, auto-part and shoe segments, which recovered in the second half of the year.
• Styrenics — Brazil — Innova:
Styrenics sales in Brazil fell P$187 million, or 11.4%, to P$1,458 million from P$1,645 million in 2008, mainly as a result of the 15.1% decline in average sales prices in 2009, in line with the performance of international reference prices, partially offset by a 4.4% improvement in sales volumes.
In 2009, styrene average sales volumes totaled 146 thousand tons, a level similar to that recorded in 2008. During the first quarter of 2009, the global financial crisis affected the Brazilian market, but as from the second quarter sales volumes recovered. Even though a shutdown was performed for maintenance purposes at the styrene plant in September, lower production levels were replaced by purchases from the styrenics division in Argentina.
Polystyrene sales volumes totaled 123 thousand tons, a 10% increase compared to 2008, in line with the growth in the polystyrene domestic market, which recorded its best historical performance in 2009. In addition, Innova made progress in the white appliance, disposable and packaging segments.
• Fertilizers:
Fertilizers sales fell P$217 million, or 27.8%, to P$564 million in 2009 from P$781 million in 2008, mainly due to the 26.4% decline in average sales prices, in line with the fall in international reference prices.
In 2009, sales volumes totaled 475 thousand tons, a level similar to that recorded in 2008. Domestic demand was adversely affected in 2008 by the effects of the conflict between the government and the farm sector and, in both 2008 and 2009 by a historical drought and a sharp fall in the price for grains attributable to the global financial crisis.

Gross profit: Gross profit decreased P$137 million, or 19.2%, to P$576 million in 2009 from P$713 million in 2008, due to a decline in sales prices for all products. However, gross margin on sales exhibited a small decline to 19.7% in 2009 from 20.5% in 2008, primarily due to the fact that the improvement in styrenics, mainly in Brazil offset the significant decline in margin in the fertilizers business.
• Styrenics — Argentina:
Gross profit declined P$35 million, or 15.0%, to P$199 million from P$234 million in 2008. However, gross margin on sales flew to 20.3% from 19.5%, as the decline in raw material prices was higher than the drop in sales prices.
• Styrenics — Brazil:
Gross profit increased P$29 million, or 9.9%, to P$323 million from P$294 million in 2008 and gross margin on sales increased to 22.2% from 17.9%, as the decline in raw material costs was higher than the drop in sales prices.
• Fertilizers:
Gross profit decreased P$131 million to P$54 million from P$185 million in 2008, and gross margin on sales fell to 9.6% from 23.4%, due to the significant decline in sales prices and the high inventory levels as of closing of 2008.
Administrative and selling expenses: Administrative and selling expenses decreased P$25 million, or 5.7%, to P$414 million from P$439 million in 2008, mainly as a result of lower expenses and taxes derived from reduced sales, partially offset by increased freight costs.
Other operating income, net: Other operating income, net totaled P$100 million and P$65 million in 2009 and 2008, respectively, mainly attributable to the collection of FUNDOPEM tax benefits.
Gas and Energy
Operating income: Operating income for the Gas and Energy segment fell by P$43 million, or 12.6%, to P$297 million in 2009 from P$340 million in 2008.
Electricity Generation
Operating income: In 2009 operating income from electricity generation operations decreased P$4 million, or 1.5%, to P$258 million from P$262 million in 2008.
Net sales: Net sales for electricity generation increased P$162 million, or 23.2%, to P$859 million from P$697 million in 2008, mainly due to a 20.6% improvement in average sales prices and, to a lesser extent, a 2.1% rise in sales volumes as a result of deliveries by the new Genelba Plus power plant in August 2009. The above-mentioned improvement in average sales prices was attributable to energy deliveries by less efficient power plants to preserve hydroelectric plants’ reserves during the winter season and our ability to pass through increases in gas prices, with a cap placed on such increases (P$120/MWh).
Net sales attributable to Genelba Power Plant increased P$71 million, or 12.1%, to P$660 million from P$589 million in 2008. Average sales price increased 13.8% to P$119.14 per MWh from P$104.7 per MWh in 2008. Energy sales fell 1.8% to 5,528 GWh in 2009 from 5,628 GWh. Within this context, the power plant’s availability increased to 96% from 92.6%, and the plant factor was 88% and 94% in 2009 and 2008, respectively.
With a plant availability of 99.3%, energy delivered by Genelba Plus totaled 225 GWh, with sales revenues of P$47 million. The average sales price was P$209 per MWh, a price higher than average market price because Genelba Plus produces additional energy directed to supply large users under the Energía Plus Program.
Net sales attributable to Pichi Picún Leufú increased P$10 million, or 9.3%, to P$118 million from P$108 million in 2008, due to the combined effect of a 7.8% improvement in average sales prices to P$100.5 per MWh from P$93.2 per MWh, and a 1.7% increase in sales volumes to 1,178 GWh from 1,159 GWh.
Gross profit: In both 2008 and 2009, gross profit totaled P$269 million. Gross margin on sales dropped to 31.3% in 2009 from 38.6% in 2008, mainly due to the fact that as a result of the implementation of the above reference cap price, Genelba power plant higher gas costs were partially passed through to sales prices.

Marketing and Transportation of Gas
Operating income: Operating income for the Marketing and Transportation of Gas operations fell P$36 million to P$1 million in 2009 from P$37 million in 2008.
Net sales: Sales revenues increased P$59 million, or 6.6%, to P$956 million from P$897 million in 2008, mainly due to higher gas sales revenues, partially offset by a decline in liquid fuel sales and gas and LPG brokerage services, totaling P$24 million in 2009 and P$47 million in 2008.
Gas sales revenues increased P$124 million, or 22.2%, to P$682 million from P$558 million in 2008, mainly due to a 30.4% rise in average sales prices attributable to higher prices for sales to power plants and gas sales to residential users at subsidized prices. These effects were partially offset by a 6% reduction in daily sales volumes to 304 million cubic feet in 2009 from 323 million cubic feet in 2008, basically due to labor strikes by contractors’ personnel in the Austral basin in the second and third quarters of 2009.
LPG sales revenues decreased P$42 million, or 14.4%, to P$250 million from P$292 million in 2008, mainly due to an 11.3% drop in average sales prices as a result of the decline in international reference prices and the implementation of the LPG Producers Agreement entered into in the last quarter of 2008, whereby LPG started to be sold at subsidized prices for low-income users and, to a lesser extent, a 3.5% drop in sales volumes to 222.1 thousand tons in 2009 from 230.1 thousand tons in 2008, as a consequence of gas supply restrictions in 2009 that limited liquid fuel processing.
Gross profit: Gross profit decreased P$24 million, or 24.7%, to P$73 million in 2009 from P$97 million in 2008. Gross margin on sales dropped to 7.6% in 2009 from 10.8 % in 2008.
Administrative and selling expenses: Administrative and selling expenses for the Gas and Energy segment totaled P$68 million in 2009, an increase of 13.3% compared to P$60 million in 2008, due to the increase in sales.

ANALYSIS OF EQUITY IN EARNINGS OF AFFILIATES
In the following discussion, unless indicated otherwise, the amounts attributed to each affiliate or company represents the total amount recorded by that affiliate or company.
Mixed companies in Venezuela: our equity in the earnings of mixed companies fell to P$138 million in 2009 from P$290 million in 2008, mainly as a result of the decline in average sales prices, in line with the fall in international reference prices.
Total sales of mixed companies in Venezuela fell approximately 53% compared to 2008, mainly due to the combined effect of a 35% decline in average sales prices, which averaged US$50 per barrel of oil in 2009, and a 28% reduction in sales volumes to approximately 40 thousand barrels per day in 2009.
CIESA/ TGS: Our equity in the earnings of CIESA accounted for losses of P$22 million and P$20 million in 2009 and 2008, respectively.
Total sales revenues increased approximately P$182 million, or 13%, to P$1,601 million, mostly derived from the regulated segment, as a consequence of the 20% increase in the gas transportation tariff authorized by the Argentine government in December 2009, to be retroactively applied as from September 1, 2008, and, to a lesser extent, higher revenues derived from the 3.9 MMm3/day expansion of the transportation capacity completed under the Gas Trust Program implemented by the end of 2008 and during 2009.
In 2009, CIESA’s operating income increased P$130 million, or 30.2%, to P$561 million, mainly due to the above-mentioned tariff increase.
The above improvements were offset by a P$123 million increase in net loss shown under financial results in 2009, basically attributable to a lower gain from prepayment of TGS’s financial debt, which resulted in a gain of P$11 million in 2009 and P$114 million in 2008.
Distrilec /Edesur: Our equity in the earnings of Distrilec fell by P$16 million to P$10 million in 2009 from P$26 million in 2008.
Revenues from services increased P$156 million, or 7.6%, to P$2,204 million in 2009 from P$2,048 million, mainly due to a 6% rise in the energy average sales price (including tolls), attributable to the implementation of new tariff schedules.
Distrilec’s operating income fell by P$26 million, or 17%, to P$127 million from P$153 million in 2008, mainly due to the 8.1% increase in energy purchase prices and, to a lesser extent, the rise in administrative and selling expenses in 2009 as a result of the increase in salaries and tariffs of hired services, which were partially offset by the above-mentioned improvement in sales revenues.
PELSA: Our equity in the earnings of PELSA increased P$2 million, or 8.0%, to P$27 million from P$25 million.
PELSA’s sales increased P$112 million, or 20%, to P$671 million from P$559 million in 2008, due to the combined effect of an 11% improvement in average sales prices and an 8% rise in sales volumes.
PELSA’s operating income increased P$22 million, or 10.3%, to P$235 million, as a result of the above-mentioned improved sales revenues, partially offset by higher production costs associated with increased hydrocarbon production and sale and higher depreciation resulting from increased investments.
Refinor: Our equity in the earnings of Refinor accounted for a P$42 million gain in 2009 compared to a P$6 million loss in 2008.
Refinor’s sales increased P$355 million, or 28.7%, to P$1,593 million from P$1,238 million in 2008, mainly due to the positive impact of the benefits derived from the Petróleo Plus program, effective October 2008.

YEAR ENDED DECEMBER 31, 2008 COMPARED TO YEAR ENDED DECEMBER 31, 2007
Net income: Net income for fiscal year 2008 increased P$14 million, or 1.8%, to P$776 million from P$762 million in 2007.
Net sales: Net sales increased P$1,717 million, or 12.8%, to P$15,175 million from P$13,458 million in 2007. Net sales for fiscal year 2008 include P$639 million and P$993 million attributable to our share of the net sales (net of intercompany sales of P$34 million) of CIESA and Distrilec, respectively. Net sales for fiscal year 2007 include P$602 million and P$894 million attributable to our share of the net sales (net of intercompany sales of P$35 million) of CIESA and Distrilec, respectively.
Without proportional consolidation of CIESA and Distrilec, net sales increased P$1,580 million, or 13.2%, to P$13,577 million from P$11,997 million in 2007. Sales in the Refining and Distribution, Petrochemicals, Gas and Energy and Oil and Gas Exploration and Production business segments increased P$1,116 million, P$412 million, P$185 million and P$116 million, respectively. Intercompany sales totaled P$3,009 million in 2008 and P$2,761 million in 2007. Most of these sales were attributable to the Oil and Gas Exploration and Production, Refining and Distribution and Gas and Energy business segments.
Gross profit: Gross profit increased P$828 million, or 24.7%, to P$4,175 million from P$3,347 million. Gross profit for 2008 includes P$263 million and P$250 million attributable to our share of the gross profit of CIESA and Distrilec, respectively. Gross profit for 2007 includes P$287 million and P$215 million attributable to our share of the gross profit of CIESA and Distrilec, respectively.
Without proportional consolidation of CIESA and Distrilec, gross profit for 2008 fiscal year increased P$817 million, or 28.7%, to P$3,662 million from P$2,845 million. This increase mainly resulted from a rise in gross profit from the Petrochemicals (P$326 million), Refining and Distribution (P$211 million), Gas and Energy (P$128 million) and Oil and Gas Exploration and Production (P$120 million) business segments.
Administrative and selling expenses: Administrative and selling expenses increased P$293 million, or 20%, to P$1,758 million from P$1,465 million in 2007. Administrative and selling expenses for 2008 include P$42 million and P$158 million attributable to our share of the administrative and selling expenses of CIESA and Distrilec, respectively. Administrative and selling expenses for 2007 include P$38 million and P$116 million attributable to our share of the administrative and selling expenses of CIESA and Distrilec, respectively.
Without proportional consolidation of CIESA and Distrilec, administrative and selling expenses increased P$247 million, or 18.9%, to P$1,558 million from P$1,311 million in 2007, mainly as a result of increases in the Refining and Distribution and Petrochemicals business segments, as well as in our corporate expenses.
Exploration expenses: Exploration expenses increased P$66 million to P$238 million from P$172 million in 2007. See “Oil and Gas Exploration and Production”.
Other operating expenses, net: Other operating expenses, net accounted for P$231 million and P$177 million in 2008 and 2007, respectively. Other operating expenses, net for 2008 include losses of P$16 million and P$17 million attributable to our share of other operating expenses, net of CIESA and Distrilec, respectively. Other operating expenses, net for 2007 include gains of P$2 million and P$77 million attributable to our share of other operating income (expense), net of CIESA and Distrilec, respectively.
Without proportional consolidation of CIESA and Distrilec, other operating expense, net accounted for P$198 million and P$256 million, mainly attributable to improvements reported by the Refining and Distribution and Petrochemicals business segments.
Operating income: Operating income increased P$415 million, or 27.1%, to P$1,948 million from P$1,533 million. Operating income for 2008 includes gains of P$204 million and P$76 million attributable to our share of the operating income of CIESA and Distrilec. Operating income for 2007 includes P$251 million and P$176 million gains attributable to our share of the operating income of CIESA and Distrilec.
Without proportional consolidation of CIESA and Distrilec, operating income increased P$562 million, or 50.8%, to P$1,668 million from P$1,106 million in 2007. This increase was mainly attributable to the rise in the Petrochemicals, Refining and Distribution, Gas and Energy and Oil and Gas Exploration and Production business segments, in the amount of P$247 million, P$143 million, P$114 million and P$100 million, respectively.

Equity in earnings of affiliates: Equity in earnings of affiliates increased P$129 million, or 73.3%, to P$305 million from P$176 million in 2007. Without proportional consolidation of CIESA and Distrilec, equity in earnings of affiliates increased P$77 million, or 32.9%, to P$311 million from P$234 million in 2007. See “Analysis of Equity in Earnings of Affiliates”.
Financial expenses and holding losses, net: Financial expenses and holding losses, net increased P$287 million, or 57.9%, to P$782 million from P$495 million in 2007. The charge for 2008 include losses of P$175 million and gains of P$11 million attributable to our share of the financial expenses and holding losses of CIESA and Distrilec, respectively. The charge for 2007 includes losses of P$139 million and P$30 million attributable to our share of the financial expenses and holding losses of CIESA and Distrilec, respectively.
Without proportional consolidation of CIESA and Distrilec, financial expense and holding losses increased P$292 million, or 89.6%, to P$618 million from P$326 million. This increase derived from:
• Increased losses from holding of inventories (P$206 million), a loss of P$118 million in 2008 compared to a gain of P$88 million in 2007, resulting from the decline in prices for oil and oil by-products in 2008 fourth quarter, mainly in petrochemicals.
• Higher exchange losses of P$173 million, a loss of P$150 million in 2008 compared to a gain of P$23 million in 2007, attributable to increased depreciation of the Argentine peso against the US dollar (9.5% and 2.6% in 2008 and 2007, respectively), and to a 37% depreciation of the Brazilian Real, compared to a 12% appreciation in 2007.
• Net interest expense declined 4.9% to P$347 million from P$365 million, accounting for a 2% drop in dollar denominated average indebtedness, and, to a lesser extent, higher gains from increased financial placements in 2008.
Other income (expenses), net: Other income (expenses), net include losses of P$117 million in 2008, compared to gains of P$139 million in 2007. Other income (expenses), net for 2008 include a gain of P$56 million attributable to our share of other income (expenses), net of CIESA. Other income (expenses), net for 2007 include losses of P$3 million and P$6 million attributable to our share of other income (expenses), net of CIESA and Distrilec, respectively.
Without proportional consolidation of CIESA and Distrilec, other income (expenses), net accounted for a loss of P$173 million in 2008, compared to a gain of P$148 in 2007.
Other income (expense), net for 2008 mainly reflect:
• P$154 million loss from impairment charge on assets in Venezuela.
• P$31 million loss derived from the Termination Agreement in connection with Block 31 Participation Agreement.
• P$28 million loss from the sale of a 40% interest in Block 18 in Ecuador.
• P$121 million gain from reversal of allowances on oil areas in Argentina.
Other income (expense), net for 2007 mainly reflect:
• P$1,014 million gain from the sale of 40% of our interest in PVIE.
• P$62 million gain from the sale of oil areas in Argentina.
• P$44 million gain from the sale of Petrobras Bolivia Refinación S.A.
• P$40 million gain from the sale of Petroquímica Cuyo S.A.
• P$23 million gain from the sale of Hidroneuquén S.A.

• P$16 million gain from the sale of Yacylec S.A.
• P$759 million impairment charge on assets in Ecuador.
• P$214 million impairment charge on assets in Venezuela, principally related to the full writedown of the credit granted to us in connection with the renegotiation of our operating agreements in 2006.
• P$41 million impairment charge on loans granted to joint venture partners in Venezuela.
Income tax: Income tax charge for 2008 and 2007 accounted for P$508 million and P$503 million losses, respectively. The income tax for 2008 reflects P$56 million and P$34 million losses attributable to our share of the income tax of CIESA and Distrilec. The income tax for 2007 reflects P$57 million and P$44 million losses attributable to our share of the income tax of CIESA and Distrilec.
Without proportional consolidation of CIESA and Distrilec, income tax accounted for losses of P$418 million and P$402 million in 2008 and 2007, respectively, in line with improved results of operations.

ANALYSIS OF OPERATING RESULTS BY BUSINESS SEGMENT
Oil and Gas Exploration and Production
Operating income: Operating income for the Oil and Gas Exploration and Production business segment increased P$100 million, or 6.8%, to P$1,580 million from P$1,480 million in 2007.
Net sales: Net sales for this business segment increased P$116 million, or 2.5%, to P$4,740 million in 2008 from P$4,624 million in 2007. This growth was mainly attributable to the rise in the average sale price per barrel of oil which, including the effect of withholding taxes on exports in Argentina, increased 18.7% to P$182.8 from P$153.9. Conversely, average daily oil and gas sales volumes dropped 9.6%.
Combined average daily oil and gas sales volumes dropped to 110.5 thousand barrels of oil equivalent from 122.2 thousand barrels of oil equivalent, mainly as a result of: (i) the sale of the 40% interest in Lote X, in Peru, (ii) the decline in production from mature fields in Argentina and, to a lesser extent, (iii) the sale of inventories in 2007.
In 2008, average oil sales volumes dropped 16.1% to 60.8 thousand barrels per day from 72.5 thousand barrels per day. Average daily oil production decreased to 61.9 thousand barrels from 69.4 thousand barrels in 2007.
Average daily gas sales volumes slightly decreased to 297.8 million cubic feet in 2008 from 298.5 million cubic feet. Average daily production volumes were at similar levels in both fiscal years, totaling 301.1 million cubic feet per day.
Argentina
Net sales in Argentina grew P$14 million, or 0.6%, to P$2,518 million in 2008 from P$2,504 million in 2007, as a result of an increase in average sales prices and a 3.4% drop in total daily sales volumes of oil and gas, averaging 86.5 thousand barrels of oil equivalent per day.
Crude oil sales dropped by P$71 million, or 3.4%, to P$2,035 million in 2008 from P$2,106 million in 2007, mainly due to a 10.2% decline in sales volumes, partially offset by a 7.4% increase in average sales prices to P$135.6 per barrel from P$126.3 per barrel. As a result of the price control policy implemented by the Argentine government, the significant increase in WTI prices in the international market during 2007 and 2008 could not be passed through to domestic crude oil sales prices. The decline in average daily sales volumes to 41 thousand barrels from 45.7 thousand barrels was mainly attributable to: (i) a 7.6% drop in average daily production volumes from 44.8 thousand barrels to 41.4 thousand barrels, mainly resulting from the natural decline of mature fields, partially offset by an increased interest in El Tordillo area from March 2008, and (ii) increased sales in 2007 as a result of the reduction in inventories.
Gas sales increased P$59 million, or 14.8%, to P$457 million from P$398 million, basically due to a 10.6% hike in average sales prices and, to a lesser extent, a 3.7% increase in average daily sales volumes. The average sale price increased to P$4.6 per million cubic feet from P$4.1 per million cubic feet mainly due to a change in the sales mix and the renegotiation of agreements with industrial clients. Daily gas sales volumes increased to 273.1 million cubic feet from 263.3 million cubic feet, in line with a 2% rise in production volumes. In this respect, higher production from Estancia Agua Fresca and El Mangrullo fields had a positive impact as a result of increased development activities in the fields derived from the investments made. In addition, increased interest in the Sierra Chata area had a positive impact. The labor strike during the fourth quarter of 2007 and May 2008, which had an impact on production in the winter season, restricted the pace of average production growth.
Outside of Argentina
Combined oil and gas sales outside of Argentina increased P$102 million, or 4.8%, to P$2,222 million from P$2,120 million, mainly as a result of the 42% rise in the average sales price of oil equivalent to P$176.1, partially offset by a 26.7% decline in sales volumes.
Ecuador
Oil sales increased 24.7% to P$1,089 million in 2008 from P$873 million, boosted by improved sales prices, partially offset by reduced sales volumes.
Average sales price increased 46.7% to P$282.4 per barrel from P$192.5 per barrel, mainly due to a rise in international reference prices.

Average daily oil sales volumes dropped 15.3% to 10.5 thousand barrels per day from 12.4 thousand barrels per day, mainly due to average daily oil sales volumes for 2007 including sales as a result of the postponement of crude oil shipments accumulated by the end of 2006 and, to a lesser extent, reduced interest in Block 18 derived from the sale of a 40% interest in EcuadorTLC in December 2008. Daily production from Block 18 increased 1% to 10.5 thousand barrels in 2008 from 10.4 thousand barrels in 2007. Daily production for 2007 was adversely affected by the strikes organized by local communities in the first quarter that hindered normal production operations that were not restored until the fourth quarter.
Peru
Oil and gas sales in 2008 declined 12.4% to P$965 million from P$1,102 million in 2007, mainly due to the drop in sales volumes, partially offset by the increase in the sales price of oil equivalent.
Average daily sales volumes decreased 35.7% to 9.9 thousand barrels of oil equivalent from 15.4 thousand barrels of oil equivalent in 2007, as a result of the sale of a 40% interest in Lote X, in Peru, which averaged 6.2 thousand barrels of oil equivalent in 2007. Without portfolio adjustment, crude oil production grew 6% as a result of the successful investments made, mainly in well drilling and workover activities.
Average crude oil price increased 35.5% to P$294.2 per barrel from P$217.1 per barrel, boosted by the increased price of the WTI. Average gas price rose 58.3% to P$13.3 per million cubic feet from P$8.4 per million cubic feet in 2007.
Bolivia
Oil and gas sales increased 11.2% to P$139 million in 2008 from P$125 million in 2007, mainly due to the 54.2% rise in the sales price of oil equivalent, as a consequence of the rise in the price for fuel oil which is included in the formula for calculation of the sales price. This fact allowed us to reverse the effects of the new terms and conditions of the operating agreement that, effective May 2007, resulted in a 28.1% drop in the total oil and gas production volumes assigned to us.
Mexico
Sales of other services totaled P$26 million in 2008, 30% higher compared to P$20 million in 2007.
Gross profit: Gross profit for the Oil and Gas Exploration and Production business segment rose P$120 million to P$2,262 million in 2008 from P$2,142 million. Margin on sales was 47.7% and 46.3% in 2008 and 2007, respectively. The increase in gross profit is mainly attributable to the rise in all crude oil reference prices and reduced royalties and depreciation in Ecuador. The reduced impact of royalties in Ecuador reflects the terms of the agreement made with Petroecuador in connection with the application of Law 42, while reduced depreciation results from the impairment recorded in 2007. These effects were partially offset by the sale of the 40% interest in Lote X, the increase in lifting costs, the increase in depreciation in Argentina, as a result of the investments made, and the increase in royalties in Peru derived from the application of increased tax rates, which vary according to the level of international oil prices. Our lifting cost rose 9.9% to P$16.7 per barrel of oil equivalent from P$15.2 per barrel of oil equivalent, mainly in Argentina and, to a lesser extent, in Peru. Higher costs in Argentina were attributable to the effect of inflation on oil service rates and to an increased demand for pulling and workover services to support production at mature fields in Argentina.
Administrative and selling expenses: Administrative and selling expenses decreased 16.5%, or P$47 million, in 2008 to P$237 million from P$284 million in 2007, mainly due to the changes made in connection with the allocation of sales of crude oil produced in Argentina, which is commercialized by the Refining and Distribution business segment as from 2008.
Exploration expenses: Exploration expenses totaled P$238 million in 2008 and P$172 million in 2007. In 2008, expenses were mainly attributable to seismic surveys and well drilling, both onshore and offshore. Works in offshore areas included drilling of the Aurora x-1 well in the CGSJ Marina – 1 block, which was abandoned due to the existence of high water levels. In 2007, expenses were mainly attributable to 3D seismic works in Argentina offshore areas (Austral and Neuquen basins) and 2D seismic works in Peru. Expenses for unsuccessful wells totaled P$42 million in 2008 and P$45 million in 2007.
Other operating expenses, net: Other operating expenses, net, accounted for losses of P$207 million and P$206 million, respectively. Losses for 2008 were mainly attributable to costs associated with the unused transportation capacity under the Ship or Pay contract with OCP in Ecuador (P$174 million). Losses for 2007 mainly reflected costs associated with the unused transportation capacity under the Ship or Pay contract with OCP in Ecuador (P$155 million) and losses of P$47 million in Ecuador derived from application of Law 42.

Refining and Distribution
As from 2008 fiscal year, allocation of product sales among business units has been subject to a series of changes. As a result, the Refining and Distribution business segment commercializes the oil produced in Argentina, which is transferred at market prices from the Oil and Gas Exploration and Production business segment.
Operating expenses, net: Operating expenses, net for the Refining and Distribution business segment reflected losses of P$171 million and P$314 million in 2008 and 2007, respectively. During 2008, the Refining and Distribution operating results improved as a result of the partial recovery of sales prices. In spite of this improvement, in both years, operating margins were significantly affected by the price control measures implemented in Argentina that significantly limited the passing through to market prices of the increase in crude oil prices and domestic inflation.
Net sales: Net sales for refinery products increased P$1,116 million, or 19.2%, to P$6,942 million in 2008 from P$5,826 million, mainly as a result of the partial recovery of sales prices in the domestic market and, to a lesser extent, the start of commercialization of crude oil which accounted for additional sales in the amount of P$374 million in 2008. These effects were partially offset by a 2.5% decline in sales volumes and the negative effects of Resolution No. 394/2007 under which a sliding-scale tax regime was imposed on exports of refined products as from November 2007.
Processed crude oil volumes at the refineries dropped 5.7% to 72.2 thousand barrels per day in 2008 from 76.6 thousand barrels per day in 2007, mainly as a result of the shutdown for maintenance works at both refineries, under the plan designed to increase the refining capacity and improve product quality in line with future specifications and, to a lesser extent, the decline in domestic demand as from October 2008, which led to a reduction in crude oil volumes processed at the refineries, and road blockades nationwide in the second quarter of 2008 as a consequence of protests implemented by the Argentine farm sector, which affected dispatch logistics.
In a context characterized by increased domestic demand and reduced product availability as a result of decreased processed crude oil volumes, the Company prioritized the supply of the domestic market over exports.
Diesel oil sales in our gas stations network volumes totaled 1.9 million cubic meters in 2008, a similar level to that recorded in 2007. In both fiscal years, our market share averaged 14%. In addition, diesel oil sales to others refining companies volumes totaled 0.5 million cubic meters in both years.
Our gasoline sales in the domestic market totaled 767 thousand cubic meters, of which 712 thousand cubic meters were attributable to sales in our gas station network, accounting for a 4.8% increase compared to 2007, as a result of the growth in demand boosted by economic expansion, in general, and higher sales of new cars, in particular. Consequently, our market share reached 13%. In line with the general trend, premium gasoline dropped 26.4% compared to 2007, bringing the market share to 8.8%. In addition, gasoline sales to others refining companies volumes totaled 90 thousand cubic meters in 2008.
Total sales volumes of fuel oil and IFOs grew 8.6%, primarily due to higher fuel oil demand for domestic electricity generation.
Total sales volumes of other by-products decreased 16.6%, mainly as a result of the decline in the asphalt domestic market, the first recorded since 2003.
Sales average prices for gasoline, diesel oil and fuel oil improved 32%, 30% and 21%, respectively.
Gross profit: Gross profit accounted for gains of P$293 million and P$82 million in 2008 and 2007, with meager gross margins of 4.2% and 1.4%, respectively. Marginal increases in domestic prices and an international scenario with high prices during most of the year allowed for a slight recovery of business margins, absorbing the negative effects of the increase in crude oil costs and losses associated to diesel oil imports.
Administrative and selling expenses: Administrative and selling expenses rose 27% to P$475 million in 2008 from P$374 million, mainly due to increased costs derived from inflation, particularly freights and wages, and higher taxes in line with the price increase.

Other operating income (expenses), net: Other operating income (expenses), net accounted for a gain of P$11 million in 2008 and a loss of P$22 million in 2007.
Petrochemicals
Operating income: Operating income for the Petrochemicals business segment increased P$247 million, or 268.5%, to P$339 million in 2008 from P$92 million in 2007, mainly due to higher sales prices in line with the increase in international reference prices.
Net sales: Net sales increased P$412 million, or 13.5%, to P$3,475 million in 2008 from P$3,063 million in 2007 (net of eliminations in the amount of P$150 million and P$187 million for styrenics operations in Argentina and Innova), mainly due to higher sales prices.
• Styrenics — Argentina:
In Argentina, styrenics sales increased P$91 million, or 8.2%, to P$1,199 million from P$1,108 million in 2007, due to a 26.3% improvement in average sales prices, partially offset by a decline in sales volumes.
In 2008 and in line with the move in international reference prices and improvements in the sales mix, average sales prices in the synthetic rubber, styrene and polystyrene lines increased 41.9%, 31% and 19.6%, respectively.
Total sales volumes declined 14.4% due to the shrinkage in domestic demand as a consequence of the conflict between the government and the farm sector and the global financial crisis. Accordingly, in 2008 the Argentine combined styrene and polystyrene market dropped by 16.4% compared to 2007. In addition, ethylbenzene exports to Brazil declined as a result of the start up of operations at Innova’s ethylbenzene plant in September 2008.
In 2008, our combined market share (styrene and polystyrene) was 89%, accounting for a 1.4% growth over the market as a whole.
Styrenics performance was as follows:
a) Styrene sales volumes totaled 50.9 thousand tons, in line with levels recorded in 2007.
b) Propane and propylene sales volumes totaled 17.8 thousand tons, accounting for a 26.7% decline compared to 2007, mainly attributable to three factors: the impact of the 2008 fourth quarter global financial crisis that led to a decline in domestic demand for these products, the conflict between the government and the farm sector during the first half of 2008 and the shutdown performed at the main client’s plant during November and December 2008.
c) Ethylbenzene sales volumes totaled 22 thousand tons, accounting for a 29% drop compared to 2007. This decline was attributable to the start up of Innova’s new ethylbenzene plant.
d) Polystyrene and BOPS sales volumes dropped 16.3% compared to 2007, totaling 60.7 thousand tons, as a result of a reduced domestic demand, mainly attributable to two factors: (i) the conflict between the government and the farm sector and (ii) reduced credit to purchase durable goods, such as television sets and refrigerators, during the last quarter of the year, compared to the sustained economic growth in 2007 fiscal year. In connection with the export market, polystyrene sales volumes in the region totaled 9.9 thousand tons, 37.5% higher than sales volumes in 2007 as a result of increased exports to Uruguay, Bolivia and Paraguay.
e) Synthetic rubber sales volumes decreased 12.2% to 48.1 thousand tons, reflecting a decline in both domestic sales and exports. In the domestic market, sales volumes dropped as a result of a lower activity level in tires, auto-parts and technical devices relating to automobiles.
• Styrenics — Brazil — Innova:
Innova sales increased P$188 million, or 12.9%, to P$1,645 million in 2008 from P$1,457 million in 2007, mainly due to improved prices in the year under review, reflecting a 13.7% average increase as a result of the rise in international reference prices.

Styrene average sales volumes rose by 5.7% to 145.6 thousand tons, due to the higher demand for acrylic resins and polyester derived from the growth in the automobile and construction industries. Conversely, polystyrene volumes dropped 7.9% to 111.7 thousand tons, due to reduced exports.
• Fertilizers:
Fertilizers sales increased P$96 million, or 14%, to P$781 million in 2008 from P$685 million, primarily due to a 58.6% improvement in average sales prices, as a result of higher international sales prices, mainly for urea and phosphate fertilizers. This improvement was partially offset by a 28% decline in sales volumes to 483 thousand tons. Demand significantly dropped in 2008 as a result of the combined effect of the conflict between the government and the farm sector, a significant drought and a strong drop in the price for grains attributable to the global financial crisis.
Gross profit: Gross profit increased P$326 million, or 84.2%, to P$713 million from P$387 million in 2007, due to improved sales prices for all products. Gross margin on sales rose to 20.5% from 12.6%, mainly due to the increase in styrenics in Argentina and fertilizers.
• Styrenics — Argentina:
Gross profit increased P$105 million, or 81.4%, to P$234 million from P$129 million in 2007, and gross margin on sales rose to 19.5% from 11.6%, as a result of the improvements in sales prices mentioned above.
Styrenics — Brazil:
Gross profit increased P$68 million, or 30.1%, to P$294 million in 2008 from P$226 million in 2007. Gross margin on sales increased to 17.9% from 15.5%, as a consequence of improved sales prices.
• Fertilizers:
Gross profit increased P$153 million to P$185 million in 2008 from P$32 million in 2007, and gross margin on sales rose to 23.4% from 4.7%, as a result of the combined effect of improved sales prices and reduced costs compared to 2007. Production costs in 2007 were adversely affected by the need to import inputs due to lower availability of inputs derived from gas supply restrictions and the shutdown of the ammonia plant for scheduled maintenance works.
Administrative and selling expenses: Administrative and selling expenses increased P$88 million, or 25.1%, to P$439 million in 2008 from P$351 million. This rise was primarily attributable to higher fees and taxes, derived from higher sales, and to increased costs as a result of inflation, particularly freights for transportation and shipping.
Other operating income, net: Other operating income, net totaled P$65 million and P$56 million in 2008 and 2007, respectively, mainly attributable to the collection of FUNDOPEM tax benefits.
Gas and Energy
Operating income: Operating income for the Gas and Energy segment increased P$114 million, or 50.5%, to P$340 million in 2008 from P$226 million.
Net sales: Net sales increased P$185 million, or 15.3%, to P$1,395 million in 2008 from P$1,210 million in 2007, mainly due to increases in electricity generation and marketing and transportation of gas of P$179 million and P$63 million, respectively. Intercompany sales totaled P$210 million in 2008 and P$155 million in 2007, which were attributable to gas deliveries to the Genelba Power Plant.
Gross profit: Gross profit increased P$128 million, or 52.5%, to P$372 million from P$244 million in 2007, mainly in electricity generation. See “Electricity,” below.
Administrative and selling expenses: administrative and selling expenses for the Gas and Energy segment increased P$18 million, or 31.6%, to P$75 million in 2008 from P$57 million in 2007, mainly due to increased gas sales.
Other operating income, net: other operating income, net for the Gas and Energy segment totaled P$43 million and P$39 million in 2008 and 2007, respectively, basically due to technical assistance services provided to TGS.

Marketing and Transportation of Gas
Operating income: Operating income for the Marketing and Transportation of Gas operations increased P$24 million to P$37 million from P$13 million in 2007.
Net sales: Sales revenues increased P$63 million, or 7.6%, to P$897 million from P$834 million, mainly due to increased gas sales and increased gas and LPG brokerage services, totaling P$47 million in 2008 and P$12 million in 2007.
Revenues from the sale of gas increased P$34 million, or 6.5%, to P$558 million from P$524 million, due to higher sales volumes, which increased 7.4% to 323.7 million cubic feet per day in 2008 from 301.3 million cubic feet per day in 2007, mainly as a result of a higher demand for gas and increased commitments for the supply of the domestic market.
Revenues from the sale of LPG decreased by P$6 million, or 2%, to P$292 million from P$298 million, due to a 7.2% drop in sales volumes, partially offset by a 5.6% increase in sales prices, as a result of higher international reference prices. Sales volumes fell to 230 thousand tons in 2008 from 248 thousand tons in 2007, mainly due to reduced liquid fuel production in the plants operated by us, as a result of shutdowns for scheduled maintenance works at the two refineries and labor strikes in 2008 second quarter that affected operations of the separating plant located in the south of the country. Conversely, volumes processed at TGS’s plant located at General Cerri increased compared to 2007. Volumes processed in 2007 were adversely affected by increased regulatory restrictions that, as a consequence of a higher residential demand resulting from low temperatures, resulted in reduced gas availability.
Gross profit: Gross profit increased P$43 million, or 79.6%, to P$97 million in 2008 from P$54 million. Gross margin on sales grew to 10.8% from 6.5%, as a result of improved marketing margins.
Electricity
Operating income: In 2008 operating income for the electricity generation operations increased P$96 million, or 57.8%, to P$262 million from P$166 million.
Net sales: net sales for electricity generation increased P$179 million, or 34.6%, to P$697 million from P$518 million in 2007, due to the combined effect of an 18.6% rise in sales volumes and a 13.4% improvement in average sales prices, boosted by thermal generation.
Net sales attributable to the Genelba power plant increased P$143 million, or 32%, to P$589 million from P$446 million, due to the combined effect of a rise in the average sales price and an increase in sales volumes. The average price increased 16% to P$104.6 per MWh in 2008 from P$90.2 per MWh in 2007, primarily due to a higher demand that resulted in energy deliveries by less efficient power plants and, to a lesser extent, contract renewal at higher prices and the recognition, effective November 2008, of higher costs derived from the increase in gas prices. Energy delivered in 2008 grew 13.8% to 5,628 GWh from 4,944 GWh in 2007, during which period scheduled maintenance works were performed. Within this context, the power plant’s availability increased to 92.6% from 84%.
Net sales attributable to the Pichi Picún Leufú Hydroelectric Complex increased P$36 million, or 50.2%, to P$108 million in 2008 from P$72 million, mainly as a result of increased sales volumes. Energy delivered in 2008 rose 49.2% to 1,159 GWh from 777 GWh, mainly due to the return to normal generation levels that in 2007 recorded historical minimum values due to lower water supply in the Comahue basin. The average sales price was similar in both quarters, P$93.3 per MWh in 2008 and P$92.7 per MWh in 2007.
Gross profit: Gross profit for the electricity business sector increased P$83 million, or 44.6%, to P$269 million in 2008 from P$186 million. Gross margin rose to 38.6% from 35.9%, basically due to higher generation volumes and an improvement in thermal generation prices.

ANALYSIS OF EQUITY IN EARNINGS OF AFFILIATES
In the following discussion, unless we specifically mention that a figure represents Petrobras Energía’s share of the affiliate’s results, the amounts attributed to each affiliate or company represents the total amount recorded by that affiliate or company.
Mixed companies in Venezuela: our equity in the earnings of mixed companies increased to P$290 million in 2008 from P$49 million in 2007, mainly as a result of improved average sales prices, in line with the increase in international reference prices. In 2008, our direct and indirect equity interest in the earnings of Petroritupano S.A., Petrowayú S.A., Petrokariña S.A. and Petroven-Bras S.A. totaled P$132 million, P$107 million, P$48 million and P$3 million, respectively. In 2007, our direct and indirect equity interest in the earnings of Petroritupano S.A., Petrowayú S.A., Petrokariña S.A. and Petroven-Bras S.A. totaled P$55 million, P$2 million, P$(6) million and P$(2) million, respectively.
Total sales of mixed companies in Venezuela increased 35% compared to 2007, mainly due to a 28% improvement in average sales prices and, to a lesser extent, a 6% increase in sales volumes. Sales for Petroritupano S.A., Petrowayú S.A., Petrokariña S.A. and Petroven-Bras S.A totaled US$1,054 million, US$335 million, US$118 million and US$45 million, respectively. Sales prices per barrel of oil averaged US$73.5, US$83.4, US$80.8 and US$78.1, for each mixed company, respectively. Daily sales volumes in 2008 totaled 39.3 thousand barrels, 11 thousand barrels, 4 thousand barrels and 2.7 thousand barrels for each mixed company, respectively.
CIESA/ TGS: Our equity in the earnings of CIESA accounted for a P$20 million loss compared to a P$7 million gain in 2007.
Total sales revenues increased approximately P$162 million, or 13%, to P$1,419 million, mainly as a result of an improvement in revenues from natural gas liquid (“NGL”) production and marketing activities, which increased P$140 million, or 21%, to P$807 million. This improvement was mainly attributable to the combined effect of increased sales prices, in line with the rise in NGL international reference prices, and higher sales volumes, since in 2007 as a result of unusually low temperatures in winter throughout Argentina, TGS had to interrupt production to allow for an increased supply to residential users and power plants.
CIESA’s operating income decreased P$58 million, or 12%, in 2008 to P$431 million, mainly due to the negative impact of higher withholding taxes on NGL exports, as a consequence of the rise in rates resulting from the sliding-scale export tax regime as from the end of 2007.
The effect of the devaluation of the Argentine peso against the US dollar was a net loss of P$169 million compared to P$61 million in 2007.
This effect was partially offset by a gain of P$114 million from early payment of US$95 million of TGS’s financial debt and the reduced interest as a result of the lower level of indebtedness.
Distrilec /Edesur: Our equity in the earnings of Distrilec dropped P$25 million to P$26 million in 2008 from P$51 million in 2007.
Revenues from services increased P$206 million, or 11.2%, to P$2,048 million in 2008, mainly due to a 7.7% rise in the energy average sales price (including toll), attributable to the implementation of new tariff schedules and, to a lesser extent, a 1.9% growth in electric power demand compared to 2007.
Distrilec’s operating income dropped P$236 million, or 60%, to P$158 million in 2008, mainly due to the fact that operating income for 2007 includes the effects of the implementation of the new tariff schedule to consumptions accrued before 2007 and, to a lesser extent, due to increased administrative and selling expenses during 2008 as a result of the increase in salaries and tariffs and services under contract.
In addition, in 2008 Distrilec recognized a loss of P$31 million for adjustment of fines applied by ENRE, pursuant to the terms of the MOA.
PELSA: Our equity in the earnings of PELSA declined P$5 million to P$25 million from P$30 million, mainly due to a drop in operating income and, to a lesser extent, exchange losses resulting from increased depreciation of the Argentine peso against the US dollar and higher interest expense as a result of a higher indebtedness to finance investments.

PELSA’s operating income dropped P$20 million, or 8.6%, to P$213 million, as a result of increased production costs due to inflation, higher depreciation resulting from increased investments and the rise in LPG export taxes as from the end of 2007. These negative effects were partially offset by an increase in sales revenues, particularly crude oil, resulting from an 11% improvement in sales prices and a 6% rise in sales volumes.
Refinor: Our equity in the earnings of Refinor accounted for a loss of P$6 million in 2008, compared to a gain of P$44 million in 2007.
Refinor’s sales dropped P$247 million, or 16.6%, to P$1,238 million from P$1,485 million in 2007, mainly due to the negative impact of the implementation of the sliding-scale export tax regime from November 2007.
In addition, Refinor recorded a significant loss for holding of raw material and finished product inventories as a result of the significant drop in international reference prices in 2008 fourth quarter, compared to the increase recorded in 2007.
Other Affiliates
In addition, in 2007 we recorded gains of P$31 million and P$21 derived from our interests in Petrobras Bolivia Refinación S.A. and Petroquímica Cuyo S.A.I.C., investments which were sold in 2007.

CRITICAL ACCOUNTING POLICIES
The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and affect the reported amounts of revenues and expenses during the reporting period. Changes in facts and circumstances or discovery of new information may result in revised estimates and actual results may differ from these estimates.
The following summary provides more information about the critical accounting policies that could have a significant impact on our results and should be read in conjunction with the Notes to our financial statements. Our accounting policies are more fully described in both Notes 2 and 4 to our financial statements.
Estimates of Oil and Gas Reserves
Evaluations of oil and gas reserves are important for the effective management of upstream assets. They are used to make investment decisions about oil and gas properties. Oil and gas reserve quantities are also used as the basis for calculation of unit-of-production rates for depreciation of the related oil and gas assets and evaluation for impairment of our investments in upstream assets. Oil and gas reserves are divided between proved and unproved reserves. Proved reserves are estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Unproved reserves are those with less than reasonable certainty of recoverability and are classified as either probable or possible. Probable reserves are reserves that are more likely to be recovered than not and possible reserves are less likely to be recovered than probable reserves.
Estimates of oil and gas reserves have been prepared in accordance with Rule 4-10 of Regulation S-X, promulgated by the SEC. The choice of method or combination of methods employed in the analysis of each reservoir was determined by the stage of development, quality and reliability of basic data, and production history.
The estimation of proved reserves is an ongoing process that takes into account engineering and geological information such as well logs, pressure data and fluid sample core data. Proved reserves can also be divided in two categories: developed and undeveloped. Developed proved reserves are expected to be recovered from existing wells, or when the costs necessary to put them in production are relatively low, or through extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction does not involve a well. For undeveloped proved reserves, significant investments are necessary, including drilling new wells and installing production or transportation facilities before these reserves can be exploited. Oil and natural gas reserves have a direct impact on the assessment of the recoverability of asset carrying values reported in the financial statements.
We use the “successful efforts” method of accounting for our exploration and production activities. Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. Exploratory wells that find oil and gas in an area requiring major capital expenditure before production can begin are evaluated annually to ensure that commercial quantities of reserves have been found or that additional exploration work is under way or planned in a timeframe reasonable for its development cycle. Exploratory well costs not meeting either of these criteria are charged to expenses. Costs of productive wells and development dry holes are capitalized and amortized on the unit-of-production method.
Downward revision in our reserves estimates may result in: (a) higher depreciation and depletion charges in future periods, and/or (b) an immediate write-down of an asset’s book value. If, on the other hand, the oil and gas reserve quantities were revised upward, our per barrel depreciation and depletion expense would be lower. Changes in proved oil and gas reserves will also affect the standardized measure of discounted cash flows presented in Note 23 to our financial statements.

Impairment of Long-Lived Assets
At December 31, 2009, our property, plant and equipment, net of accumulated depletion, amounted to P$11,128 million.
Our management assesses the recoverability of long-lived assets whenever events or changes in circumstances occur that could indicate that the value of an asset or of a group of assets might not be recoverable. The book value of a long-lived asset is adjusted to its recoverable value if its carrying amount exceeds the recoverable value in use.
From a regulatory standpoint, recoverable value is defined as the larger of net realizable value and discounted value in use, defined as the addition of the discounted expected net cash flows that arise as a direct result of the use and eventual disposition of the assets. Among other elements, the premises that represent the best estimate made by management of the economic conditions that will prevail throughout the useful life of the assets are considered.
With respect to future prices, in general, we do not view temporarily low prices as a trigger event for conducting impairment tests. The markets for crude oil and natural gas and oil related products have a history of significant price volatility. Although prices will occasionally drop precipitously, industry prices over the long term will continue to be driven by market supply and demand fundamentals. Significantly lower future prices could lead to impairments in the future, if such decreases were considered to be indicative of long-term trends. In the determination of the discounted value in use, we make use of our long-term price assumptions. These are the same price assumptions that are used in our planning and budgeting processes and our capital investment decisions, and they are considered to be reasonable, given market indicators and past experience.
Among other assumptions, we consider discount rates used by market participants to evaluate the time value of money and the specific risk of the asset.
Under Argentine GAAP, impairment charges can be reversed in subsequent years so that the reduced carrying amount does not represent the new cost basis of the long-lived assets should the facts and circumstances change in the future.
As an example of our accounting for the impairment of long-lived assets, in 2007, we recorded an impairment allowance of P$759 to write the book value of Ecuador’s assets down to zero, which is their probable recoverable value. This write down was a consequence of the Ecuadorian government’s imposition in 2007 of major tax and regulatory amendments that adversely affected the profitability evaluation of our ongoing projects in Ecuador.
Successful Efforts Method of Accounting
We follow the successful efforts method of accounting for our oil and gas activities.
Occasionally, an exploratory well may determine the existence of oil and gas reserves but the reserves cannot be classified as proved when drilling is complete.
In those cases, in accordance with FASB ASC TOPIC 932, “Extractive Activities –oil and gas-”, such costs continue to be capitalized insofar as (i) the well has determined the existence of sufficient reserves to warrant its completion as a production well and (ii) the company is making sufficient progress in evaluating the economic and operating feasibility of the project.
Before such interpretation, Statement of Financial Accounting Standards No. 19 provided: (I) if the well found reserves in an area requiring major capital expenditures before production may start, classification of such reserves as proved is dependent upon whether any additional reserves are found justifying the aforementioned investment. In this case, the cost of the exploratory well continues to be capitalized as long as it meets the following two conditions: (a) reserves found are sufficient to justify completion of the well as producing if the capital investment is made, and (b) the drilling of additional exploratory wells is in progress or firmly planned for the near future. Otherwise, drilling costs are charged to expense; (II) if the reserves are not classified as proved for any other reason, drilling costs of exploratory wells should not remain capitalized for a period exceeding one year after the completion of the drilling. If after one year no reserves are classified as proved, exploratory well costs should be charged to expense.

The application of the successful efforts method can cause material fluctuations between periods in exploration expenses if drilling results are different than expected or if we change our exploration and development plans. If we change our views, as a result of changed circumstances or otherwise, during a later period, we would expense the relevant exploratory drilling cost during such later period.
As of December 31, 2009 and 2008, we maintained capitalized exploratory well costs amounting to P$228 million and P$303 million, respectively.
Fair Value
We estimate fair value for the measurement of long-lived assets during certain impairment tests and the initial measurement of an Asset Retirement Obligations. When the Company is required to measure fair value, and there is not a market observable price for the asset or liability, or a market observable price for a similar asset or liability, we generally utilize an income valuation approach. This approach utilizes management’s best assumptions regarding expectations of projected cash flows, and discounts the expected cash flows using a commensurate risk adjusted discount rate. Such evaluations involve a significant amount of judgment since the results are based on expected future events or conditions, such as sales prices; estimates of future oil and gas production or throughput; development and operating costs and the timing thereof; economic and regulatory climates and other factors. The Company’s estimates of future net cash flows are inherently imprecise because they reflect management’s expectation of future conditions that are often outside of management’s control. The assumptions used for fair value measurement are consistent with the ones developed for our planning and budgeting processes and our capital investment decisions.
Contingencies
Certain conditions may exist as of the date of the financial statements, which may result in a loss to us, but which will only be resolved when one or more future events occur or fail to occur. We assess contingent liabilities based on the opinion of our legal counsel and available evidence. If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount can be estimated, a liability is accrued. If the assessment indicates that a potential loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.
Changes in the facts or circumstances related to these types of contingencies, as well as the future outcome of these disputes, can have a significant effect on the amount of provisions for contingencies recorded. As of December 31, 2009 and 2008, contingent liabilities (including current and non-current) amount to P$260 million and P$244 million, respectively.
Income Tax
We estimate income tax on an individual basis under the deferred tax method. The deferred tax balance as of the end of each period has been determined on the basis of the temporary differences generated in certain items that have a different accounting and tax treatment.
To book such differences, we use the liability method, which establishes the determination of net deferred tax assets and liabilities on the basis of temporary differences determined between the accounting measurement of assets and liabilities and the related tax measurement. Temporary differences determine the balance of tax assets and liabilities where its future reversal decreases or increases the taxes determined. In the event there are unused tax loss carry forwards that may be offset against future taxable income, we will evaluate the recoverability of a deferred tax asset, only to the extent that it is “probable” that some portion or all of the deferred tax asset will be realized.
Judgment is required in determining the amounts of future income tax assets and liabilities and the related valuation allowance recorded against the net future income tax assets. In assessing the potential realization of future income tax assets, management considers whether it is “probable” that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon us generating sufficient future taxable income from operations during the period in which the future income tax assets are recoverable. Due to the fact that uncertainty exists surrounding our ability to generate sufficient taxable income from operations before the expiration of the loss carry forwards, we provided a valuation allowance of P$1,028 million against tax loss carry forwards as at December 31, 2006, which to a large extent expired during 2007. In 2005, for example, after taking into consideration the profitability expectations arising from our business plan, we partially reversed an allowance for tax loss carry forwards and recognized a gain of P$197 million.

LIQUIDITY AND CAPITAL RESOURCES
Argentine companies seeking access to financial markets face significant limits on the amount of financing available, the terms and cost of such financing, and other conditions that limit access to capital. The default on the Argentine sovereign debt at the end of 2001, the more recent global financial crisis and related decline in global stock markets as well as the insolvency of major financial institutions toward the end of 2008, have all significantly limited the ability of Argentine companies’ to access international financial markets at reasonable cost and conditions.
Our ability to execute and carry out our strategic business plan depends upon our ability to obtain financing at a reasonable cost and on reasonable terms.
In recent years, we have regularly obtained financing from the private pension fund system in Argentina, which has been a significant subscriber of issuances of our debt. However, in November 2008 the Argentine National Congress passed a law eliminating the private pension system, mandating that funds administered by the private Retirement and Pension Funds Administrators (the “AFJP”), be transferred to a new administrator, the National Social Security Administrative Office (Administración Nacional de la Seguridad Social, or “ANSES”). Because the private pension funds had until recently been major institutional investors in the Argentine capital markets, the nationalization of these funds and the transfer of their assets to a state-run administrator had led to a decline in liquidity in the local capital markets, and may further limit the sources of financing for Argentine companies, including us. As of October 31, 2008, these funds held 13% of the outstanding shares of one of our predecessor companies, Petrobras Energía Participaciones.
In response to the limited availability of financing for Argentine companies, we closely monitor our liquidity levels in order to ensure compliance with our financial obligations and achieve of our growth objectives. Along these lines, and as a guiding principle, financial solvency is the foundation on which sustainable development of our businesses is built. In our opinion, our working capital is sufficient to meet our present requirements.
Pursuant to these strategic guidelines, we seek to:
• Design a capital structure in line with industry standards adaptable to the financial markets in which we operate, by establishing a debt maturity profile consistent with estimated cash generation.
• Gradually reduce our financing costs.
Adhering to these guidelines will enable us to treat financial management as a key element in the value-creation process.
Financial management highlights for 2009 fiscal year include:
• Strict compliance with all financial obligations, with a 11% decline in our annual average indebtedness, as measured in US dollars.
• Continued implementation of our capital expenditures plan.
In the short term, the most significant factors generally affecting our cash flow from operating activities are: (1) fluctuations in prices for crude oil, (2) fluctuations in production levels and demand for our products, (3) fluctuations in margins in the refining and distribution and petrochemicals business units, (4) changes in regulations, such as taxes, taxes on exports, changes in royalty payments and price controls and (5) fluctuations in exchange and interest rates.
In the longer term, our ability to replace oil and gas reserves will affect future production levels, which, in turn, will affect cash flow provided by operating activities. Nonetheless, we do not believe that the risks associated with failure or delay of any single project would have a significant impact on our overall liquidity or ability to generate cash flows, since we have a diverse portfolio of development projects and exploration opportunities, which helps to mitigate the risks inherent to oil and gas exploration and production and the associated cash flow provided by operating activities.

Analysis of Liquidity and Capital Resources
Our management analyzes our results and financial condition separately from the results and financial condition of CIESA and Distrilec, affiliates under joint control with third parties. The discussion below, therefore, relates to our liquidity and capital resources, excluding the effects of the proportional consolidation of CIESA and Distrilec, and as a result may not be directly comparable to figures reflected in our financial statements.
The table below reflects our statements of cash flow for the fiscal years ended December 31, 2009, 2008 and 2007 under Argentine GAAP and, for comparative purposes, the pro forma results excluding the effect of proportional consolidation of CIESA and Distrilec. Amounts are stated in millions of pesos.

				Without Proportional
	With Proportional			Consolidation of CIESA and
	Consolidation			Distrilec (Unaudited)
	2009	2008	2007	2009	2008	2007
Cash and cash equivalent at the beginning of the year	1,476	1,167	1,350	1,100	899	1,044
Net cash provided by operations	2,362	2,153	1,853	1,870	1,705	1,325
Net cash used in investing activities	(1,088)	(1,247)	(1,697)	(877)	(1,009)	(1,450)
Net cash used in financing activities	(1,313)	(680)	(364)	(1,270)	(574)	(44)
Effect of exchange rate change on cash	115	83	25	110	79	23

Cash and cash equivalent at the end of the year	1,552	1,476	1,167	933	1,100	898

Cash
As of December 31, 2009, 2008 and 2007, cash and cash equivalents, excluding proportional consolidation of CIESA and Distrilec, were P$933 million, P$1,100 million and P$898 million, respectively.
Our goal is to maintain excess cash primarily in U.S. dollars and in short-term investments in order to ensure adequate liquidity levels. We primarily invest in money market mutual funds and overnight deposits.
Operating Activities
Net cash from operations, excluding proportional consolidation of CIESA and Distrilec, totaled P$1,870 million in 2009, P$1,705 million in 2008 and P$1,325 million in 2007.
Net cash from operations in 2009 increased P$165, or 9.7%, to P$1,870 million from P$1,705 million in 2008, mainly as a result of a reduction in working capital levels, reflecting the positive results of actions taken in 2009 towards resource optimization, efficient operations and financial discipline.
Net cash from operations in 2008 increased P$380 million, or 29%, to P$1,705 million from P$1,325 million, in line with the improvement in our operating income.
Investing Activities
Cash used in investing activities, excluding proportional consolidation of CIESA and Distrilec, totaled P$877 million in 2009, P$1,009 million in 2008 and P$1,450 million in 2007.
In 2009, cash used in investing activities dropped P$132 million, or 13.1%, to P$877 from P$1,009 million in 2008.
In 2009 we invested P$119 million in the underwriting of bonds issued by Fideicomiso Financiero de Obra Gasoducto Sur to finance capital expenditures related to the expansion of the transportation capacity of the offshore section of the General San Martín Gas Pipeline that will go across the Straits of Magellan.
In 2009, net capital expenditures decreased P$303 million to P$746 million from P$1,049 million in 2008. Capital expenditures fell by P$1,129 million to P$1,359 million in 2009 from P$2,488 million in 2008. In addition, cash from divestments totaled P$613 million and P$1,439 million, respectively. Sources of funds for 2009 mainly included the sale of our 60% interest in PVIE.
In 2008, net capital expenditures decreased P$437 million to P$1,049 million from P$1,486 million in 2007. Capital expenditures increased P$596 million to P$2,488 million. In addition, cash from divestments totalled P$1,439 million and P$406 million, respectively. Sources of funds for 2008 mainly include the sale of our 40% interest in PVIE.

The table below reflects total net capital expenditures, net, in millions of pesos:

	2009	2008	2007
– Oil and Gas Exploration and Production	1,050	1,833	1,359
– Petrochemical	91	144	305
– Refining and Distribution	97	235	141
– Gas and Energy	110	265	61
– Corporate	11	12	26

Total capital expenditures	1,359	2,489	1,892
– Divestments	(613)	(1,440)	(406)

Total net capital expenditures	746	1,049	1,486

• Oil and Gas Exploration and Production
Capital expenditures in the Oil and Gas Exploration and Production business segment totaled P$1,050 million and P$1,833 million in 2009 and 2008, respectively. Capital expenditures for 2009 include approximately P$170 million attributable to offshore exploration activities in Argentina, which are the main driver for reserve replacement and production in the long term.
In 2009, capital expenditures were mainly focused on improving the basic production curve. Expenditures focused on well drilling, expansion of secondary recovery projects and expansion of surface facilities and compression systems.
Investments were focused on Argentina, primarily in seismic surveys and drilling. During the year under review we drilled four onshore wells, three in the Neuquén basin and one in the Austral basin, one of which was successful and one encountered gas and oil shows. We drilled three offshore wells in the CGSJ Marina – 1 block, which were abandoned. The block was later returned due to the poor results obtained. In the Malvinas block, the operator of CAA-40 and CAA-46 blocks, in which the Company has a 33% interest, continued to perform geological and geophysical, environmental impact and meta oceanic surveys.
In 2009, our investment plan involved the drilling of 47 producing and injection wells and the repair of 90 wells, mainly in the Neuquén basin in the Puesto Hernández, Medanito, El Mangrullo and Sierra Chata areas. In the Austral basin, expansion works in connection with compression systems in the Santa Cruz I area were completed and duct-laying works started as part of the comprehensive plan to develop the Estancia Agua Fresca area.
• Refining and Distribution
Capital expenditures in the Refining and Distribution segment totaled P$97 million and P$235 million in 2009 and 2008, respectively.
At the Bahía Blanca refinery, works continued in connection with the Refining Quality Adjustment Project which involves the construction of a diesel oil hydrotreatment plant in order to meet quality specifications set by law in terms of sulphur content.
At the San Lorenzo Refinery, a highlight for the year was the start of operations in connection with four new loading and unloading lines at Dock III, allowing for reduction of contamination risks and improvement of dock reliability.
In addition, progress was made in biofuel projects, primarily in connection with works and investments in facilities at both refineries and in the Dock Sud and Caleta Paula dispatch plants.
In Distribution, we moved forward with selective branding efforts in gas stations that still lacked Petrobras Energía’s logo.
• Petrochemicals
In the Petrochemicals business segment, capital expenditures totaled P$91 million and P$144 million in 2009 and 2008, respectively.
In 2009, our capital expenditures were focused on improving the competitiveness and sustainability of our operations.

• Gas and Energy
In Gas and Energy business segment, capital expenditures totaled P$110 million and P$265 million in 2009 and 2008, respectively.
In August 2009 construction works were completed and commercial operations started at the new Genelba Plus power plant. In addition, construction works in connection with Ecoenergía power plant located at TGS’s General Cerri complex continue, with the start of commercial operations scheduled for 2010. Through these works, approximately 180 MW of capacity were added to the national electricity grid.
Financing Activities
Net cash used in financing activities totaled P$1,270 million, P$574 million and P$44 million, in 2009, 2008 and 2007, respectively.
We paid originally long-term debt in the amount of P$674 million, P$11 million and P$1,024 million in 2009, 2008 and 2007, respectively.
• In 2009, we paid at maturity our Class H Notes under our US$2.5 billion notes program in an aggregate amount of P$674 million.
• In 2008, we repaid bank loans and long-term lines of credit in the amount of P$11 million.
• In 2007, we paid at maturity Series G Notes and the Sixth Series under our US$2.5 billon notes program in an aggregate amount of P$891 million. In addition, we and our subsidiary Petrobras Energía Perú S.A repaid bank loans and long-term lines of credit in the amounts of P$29 million and P$104 million, respectively.
Cash provided by long-term financing totaled P$572 million, P$136 million and P$1,299 million in 2009, 2008 and 2007, respectively.
• In 2009, we received cash provided by bank financing in the amount of P$572 million.
• In 2008, we and our subsidiary Innova S.A. received cash provided by bank financing in the amounts of P$79 million and P$57 million, respectively.
• In 2007, we received P$927 million from the issuance of US$300 million Series S Notes under our US$2.5 billon notes program. The Series S Notes mature in May 2017 and pay interest at a fixed rate of 5.875%. Payments under the Series S Notes are supported by a standby purchase agreement provided by our controlling shareholder, Petrobras. Under the terms of the Series S Notes, in the event of a change of control, we will be required to offer to repurchase the Series S Notes at a repurchase price equal to 101% of the outstanding principal amount plus accrued interest to the date of repurchase. In addition, our subsidiaries Innova S.A. and Petrobras Energía Perú S.A. received cash provided by other bank financing in the amounts of P$30 million and P$342 million, respectively.
With respect to our short-term financing, in 2009 we repaid short-term debt in the amount of P$899 million. In 2008 and 2007 we repaid short-term debt for P$384 million and P$133 million, respectively.
In addition, pursuant to the resolutions adopted at the General Shareholders’ Meetings held on March 27, 2009, March 28, 2008 and March 30, 2007, we paid cash dividends in the amount of P$269 million, P$315 million and P$186 million in 2009, 2008 and 2007, respectively.

DESCRIPTION OF INDEBTEDNESS
Most of our financial debt and a significant portion of the debt of our main affiliates are denominated in US dollars. The description that follows describes the indebtedness of Petrobras Energía S.A. and its consolidated subsidiaries, unless otherwise indicated.
As of December 31, 2009, total indebtedness, excluding the proportional consolidation of CIESA and Distrilec (companies under joint control with third parties) totaled P$5,549 million, of which P$3,687 million was long-term indebtedness. This compares to P$6,182 million as of December 31, 2008, of which P$4,317 was long-term debt. As of December 31, 2009, short-term indebtedness totaled P$1,862 million, of which P$1,396 million represents the current portion of long-term obligations and P$466 million represents short-term indebtedness with financial institutions under loan agreements and foreign trade financing.
As of December 31, 2009 notes in the aggregate principal amount of US$937 million were outstanding under the global note program that expired in May 2008.
In addition, in August 2008, the CNV authorized a new global corporate note program for an outstanding maximum principal amount of US$1 billion or its equivalent in other currencies, maturing within a 5-year term or the maximum term that may be established by any applicable regulation in the future. As of the date of this annual report, no notes had been issued under this global corporate note program.
The following represents our debt maturity profile as of December 31, 2009:

						6 or more
	1 year	2 years	3 years	4 years	5 years	years

Millions of pesos	1,862	503	363	896	14	1,911
On June 9, 2005, the Argentine government issued Decree 616/05, requiring that any cash inflow to the domestic market derived from foreign loans to the Argentine private sector shall have a maturity for repayment of at least 365 days as from the date of the cash inflow. In addition, at least 30% of the amount must be deposited with domestic financial institutions. This deposit (1) must be registered, (2) must be non-transferable, (3) must be non-interest bearing, (4) must be made in U.S. dollars, (5) must have a term of 365 days and (6) cannot be used as security or collateral in connection with other credit transactions. Export and import financing and primary public offerings of debt securities listed on self-regulated markets are exempt from the foregoing provisions among others. This Executive Order may limit our ability to finance our operations through new intercompany loans or any other of foreign financial loans.
Under Communication A 4860, issued on October 30, 2008 by the Central Bank, export collections required to be transferred and settled in the local exchange market must be transferred within a 10 working day term to foreign offices of local financial institutions, except for export collections applied to the payment of export pre-financings granted by financial institutions outside of Argentina. Under this requirement, the time frame to bring foreign currency into Argentina from certain export collections is reduced, posing a restriction on the term and amount of some of our sources of financing.
Cross Default Provisions
Our notes and other bank financings outstanding as of December 31, 2009 include cross default provisions whereby the Trustee under those notes, if instructed by the noteholders representing at least 25% of the related outstanding capital, in the case of the notes or the lender in the cases of the bank financings, as the case may be, may declare all the amounts owed due and payable if any debt of ours or our significant subsidiaries is not paid when due, provided that those due and unpaid amounts exceed the higher of US$25 million or 1% of Petrobras Energía’s shareholders’ equity at the time such debt is due, and provided further that the default has not been eliminated or cured within 30 days after we have been served notice of the default.
In addition, our Series S notes contain cross default provisions that are triggered if the maturity of any indebtedness of Petrobras or of any of its material subsidiaries in a total aggregate principal amount of $100 million or more is accelerated. The notes contain other customary event of default provisions relating to Petrobras. See “Liquidity and Capital Resources—Financing Activities”.
As of the date of this annual report, we are in compliance with all covenants under our loan agreements and corporate notes.

FUTURE CAPITAL REQUIREMENTS
We estimate our investments in Petrobras Energía and its subsidiaries for 2010 at approximately US$470 million. This level of investments is part of our strategy for sustained growth, which we have pursued in accordance with growth and expansion targets contemplated in our business plan.
Our general regular shareholders’ meeting held on March 26, 2010, approved the establishment of an optional reserve known as the “Reserve for Future Dividends” in an aggregate amount of P$164 million (which, considering the remaining balance of P$111 million, amounts to P$275 million) and delegated to the Board of Directors the ability to determine the dividend distribution date until the date of the next general regular shareholders’ meeting to be held in connection with fiscal year ending December 31, 2010, taking into account the course of operations, operating results, investment programs, financial position and funds availability, among other factors deemed relevant to the development of our business.
We estimate that our capital expenditure requirements, debt payment obligations, dividends payments and working capital will be financed by cash from operations and, to a lesser extent, by new debt financings and possible divestments. Our level of investments will depend on a variety of factors, many of which are beyond our control. These include the future price evolution of the commodities we sell, the behavior of energy demand in Argentina and in regional markets, the existence and competitive impact of alternative projects, the enforcement of regulations and changes in applicable taxes and royalties and the political, economic and social situation prevailing in the countries where we operate.
• Oil and Gas Exploration and Production
Our 2010 investment plan is in line with reserve replacement and production goals, as a crucial step in securing our sustainable growth.
Efforts will continue in the Neuquen basin to develop oil reserves through well drilling, and expansion of secondary recovery projects and of relevant surface facilities. Development of the El Mangrullo field will continue and we will move forward with implementation of the “tight gas” pilot project focused on low permeability gas reservoirs (non-conventional reservoirs) by using cutting-edge technology at the Punta Rosada formation in the Rio Neuquen field.
In the Austral basin, investments will be focused on well drilling for the development and demarcation of oil reserves and on maintenance of the curve of injection to the gas pipeline.
Additionally, we will continue with investment plans focused on exploration activities, particulary those in offshore block, and the Northwest.
• Refining and Distribution
In 2010, investments will be focused on meeting fuel and biofuel blend quality specifications set by law. In addition, major capital expenditures will be made in connection with the Bahía Blanca refinery shutdown and improvement of the operational reliability of refining facilities. Investments will also be made in connection with maintenance of Petrobras’ gas stations network.
• Petrochemicals
At the Puerto General San Martín plant, investments will continue with a focus on reliability projects and maintenance associated with scheduled shutdowns, in order to achieve increased yield and safety in operating processes.
• Gas & Energy
In 2010, investments will focus on completion of construction works at the Ecoenergía power plant and maintenance of the Genelba power plant.

OFF-BALANCE SHEET TRANSACTIONS
Other than the transactions described below, we do not have any off-balance sheet arrangements required to be disclosed by Item 5 of Form 20-F.
OCP Investment’s Letters of Credit
In order to guarantee compliance with the Company’s financial commitments under the ship-or-pay transportation agreement executed with OCP and a portion of OCP’s contractual obligations, we are required to procure letters of credit. These letters of credit are required to remain in effect until December 2018. As of December 31, 2009, we had procured letters of credit for a total amount of about US$93 million. As the letters of credit expire, we will be required to renew or replace them. Otherwise, we would have to deposit cash in amounts equal to our guarantee obligations, which would have a material adverse effect on our cash flows.
CONTRACTUAL OBLIGATIONS
The following table summarizes certain contractual obligations as of December 31, 2009. The table does not include accounts payable. Amounts in the table do not include interest.

	Payments due by period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	(in millions of pesos)
Debt Obligations	5,549	1,862	866	910	1,911
Purchase Obligations
Ship or pay agreement with OCP (1) (2) (6)	869	96	178	191	404
Long-term service agreement (6)	849	385	248	65	151
Petroleum services and materials (6)	3,097	1,330	670	384	713
Ethylene (4)(6)	3,891	779	1,556	1,556	—
Benzene (5)(6)	7,505	1,501	3,002	3,002	—
Oil purchase agreements for Refinery (6)	91	91	—	—	—
Gas transportation capacity with TGS (3)	1,719	282	464	633	340
Gas purchase agreements for Genelba (6)	231	88	100	43	—
Pension Plan	148	16	27	29	76

Total	23,949	6,430	7,111	6,813	3,595

Sales Obligations
Natural gas	1,288	203	361	304	420
Styrene	5	5	—	—	—
Electric power	1,619	338	578	663	40
LPG	1,139	178	263	200	498

Total	4,051	724	1,202	1,167	958

(1)	Net of transportation capacity sold to third parties

(2)	Estimated average price US$3.69 per barrel (6).

(3)	Estimated price P$0.19 million per million cubic meters.

(4)	Estimated average price US$2,788 per ton (6). Contractual prices are in US dollars. Peso amounts translated using exchange rate as of December 31, 2009.

(5)	Estimated price US$1,933 per ton (6). Contractual prices are in US dollars. Peso amounts translated using exchange rate as of December 31, 2009.

(6)
Prices are generally determined by formulas based on future market prices. Estimated prices used to calculate the monetary equivalent of these purchase obligations for purposes of the table are based on current market prices as of December 31, 2009 and may not reflect actual future prices of these commodities. Accordingly, the peso amounts provided in this table with respect to these obligations are provided for illustrative purpose only.

The following table sets forth volume information with regards to our commitment under commercial contracts:

	Obligations by period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 Years
Purchase Obligations
Ship or pay agreement with OCP (in millions of barrels)	62	7	14	14	27
Ethylene (in thousands of tons)	367	73	147	147	—
Benzene (in thousands of tons)	1,022	204	409	409	—
Oil Purchase agreements for Refinery (in millions of barrels)	0.5	0.5	—	—	—
Gas transportation capacity with TGS (in millions of cubic meters)	9,126	1,581	3,165	2,076	2,304
Gas purchase agreements for Genelba (in millions of cubic meters)	1,163	385	495	283	—

Sales Obligations
Natural gas (in millions of cubic meters)	7,456	1,518	2,280	1,469	2,189
Styrene (in thousands of tons)	864	864	—	—	—
Electric power (in GWh)	5,907	1,675	2,169	1,938	125
LPG (in thousands of tons)	401	97	116	54	134
Debt Obligations. A description of our contractual obligations with respect to our debt obligations is given under “Liquidity and Capital Resources — Description of Indebtedness”.
Long Term Service Agreement. We have entered into a long-term service agreement with Siemens S.A. for the maintenance and repair of Genelba.
Ship or Pay Agreement with OCP. We have executed an agreement with OCP whereby we acquired an oil transportation capacity of 80,000 barrels per day for a term of 15 years starting November 10, 2003, to facilitate the transport of our oil production in Ecuador. We, as well as the remaining producers that have entered into capacity agreements with OCP, are required to pay a ship or pay fee that will cover, among other items, OCP’s operating costs and financial services. We have assigned part of our committed transportation capacity. See “Item 4. Information on the Company—Oil and Gas Exploration and Production—Production—Production outside of Argentina—Ecuador—Ship or Pay Contract with Oleoducto de Crudos Pesados (OCP)”.
Petroleum services and materials. We have entered into several agreements with different oil and gas petroleum service providers in order to ensure the usual supply of services and materials in countries where we conduct oil and gas activities. The aforementioned contracts provide for the supply of services such as pulling services, work-over, perforation works, materials and others.
Benzene and ethylene supply agreements. These long-term agreements were subscribed by our Brazilian subsidiary (Innova) with Brasken, an affiliate of Petrobras formerly known as Copesul. The purpose of these agreements is to ensure the supply of a significant portion of benzene and ethylene, raw materials that are essential for Innova’s production of styrene and polystyrene. These agreements expire in 2015.
Gas Transportation Agreements with TGS. We have entered into firm gas transportation agreements with TGS in order to provide gas transportation services to our thermal power plant, Genelba. These contracts include firm clauses, which require us to meet our contractual obligations for the entire volume hired, even if no gas is transported. These contracts expire in 2014.
Gas Purchase Agreement for Genelba. Complementing the gas transportation agreements mentioned above, we have entered into natural gas supply agreements with Compañía General de Combustibles. Under these agreements, Compañía General de Combustibles will supply Genelba Plus and Genelba’s natural gas requirements in the event that such supply is not met internally, ensuring both thermal power plants’ abilities to meet theirs own contractual energy delivery commitments.
Additional Gas Purchase Agreement for Genelba Plus. Complementing the gas transportation agreements mentioned above, we have entered into natural gas supply agreements with Roch Consortium. Under this agreement,this consortium will supply Genelba Plus’ natural gas requirements in the event that such supply is not met internally, ensuring Genelba Plus’ ability to meet its own contractual energy delivery commitments.

Pension Plan. A description of our contractual obligations with respect to our pension plans appears in Note 16 to the financial statements of Petrobras Energia.
Oil purchase agreements for Refineries. We have entered into several purchase agreements with major Argentine oil producers, in order to ensure the supply to our two refineries, the San Lorenzo and the Ricardo Elicabe refineries. These agreements were entered into due to the fact that our installed refining capacity exceeds our Argentine oil production.
Sale of Styrene: Our Brazilian subsidiary, Innova, a company involved in the petrochemical business segment, has entered into long-term sale agreements with customers in order to ensure the sale of a significant amount of its styrene production in the Brazilian market. The contract price included in such contracts depends on current international prices.
Sale of oil. Petrobras Energía Perú has entered into oil sales commitments with Petroperu in order to ensure the sale of its oil production. This contract expires in 2009 and provides for the sale of a significant amount of its oil production. The sales price for this contract depends upon current international prices at the time of delivery of oil. In April 2009, we sold our indirect interest in Petrobras Energía Perú. See “Factors affecting our consolidated results of operations — Sale of Petrobras Energía’s Interest in Petrobras de Valores Internacional de España S.L.”
LPG and Electric Power Sales. These agreements correspond primarily to sale commitments in order to ensure the sale of LPG and electric power in Argentina.
Natural Gas Sales. These agreements correspond primarily to long-term sales commitments in order to ensure the sale of natural gas in Argentina and Peru. Approximately 90% of the amount presented in the table above corresponds to contracts in Argentina, while 10% corresponds to a contract subscribed by of our subsidiary in Peru, which, through this agreement sells a significant amount of its gas production to a thermal plant located in that country.

U.S. GAAP RECONCILIATION
We had net income under U.S. GAAP of P$96 million in 2009, as compared to a net income of P$434 million in 2008 and a net loss of P$24 million in 2007. Under Argentine GAAP, we reported net income of P$925 million in 2009, P$776 million in 2008 and P$762 million in 2007.
There are several differences between Argentine GAAP and U.S. GAAP that significantly affect our net income and shareholders’ equity. The most significant differences in effect on 2009 net income are mainly related to the sale of non-current assets to related parties, revaluation of assets held for sale, purchase price allocation’s impact on depreciation of property, plant and equipment, impairment testing and deferred income taxes. See Notes 20 and 21 to our financial statements, which include the reconciliation from Argentine GAAP to U.S. GAAP, as well as an explanation of the main differences between such accounting standards.
RECONCILIATION TABLES
The following tables reconcile Petrobras Energía results for the years ended December 31, 2009, 2008 and 2007 with proportional consolidation of CIESA and Distrilec (as required by Argentine GAAP), with Petrobras Energía results as adjusted to reflect the elimination of proportional consolidation of these companies:

	For the Year Ended December 31, 2009
				Without
	With			Proportional
	Proportional			Consolidation
	Consolidation	CIESA(1) (2)	Distrilec(1)	(Unaudited)
	(in millions of pesos)
Net sales	11,972	(686)	(1,069)	10,217
Cost of sales	(8,858)	344	800	(7,714)

Gross profit	3,114	(342)	(269)	2,503
Administrative and selling expenses	(1,668)	57	179	(1,432)
Exploration expenses	(336)	—	—	(336)
Other operating expenses net	(192)	14	19	(159)

Operating income	918	(271)	(71)	576
Equity in earnings of affiliates	210	(22)	10	198
Financial income (expenses) and holding gains (losses)	(701)	187	15	(499)
Other income, net	1,288	1	15	1,304

Income (loss) before income tax and minority interest in subsidiaries	1,715	(105)	(31)	1,579
Income tax	(726)	56	17	(653)
Minority interest in subsidiaries	(64)	49	14	(1)

Net income	925	—	—	925

(1)	Both the results of CIESA and Distrilec are proportionally consolidated in the Gas and Energy segment.

(2)	Net of P$40 million in intercompany sales.

	For the Year Ended December 31, 2008
				Without
	With			Proportional
	Proportional			Consolidation
	Consolidation	CIESA(1) (2)	Distrilec(1)	(Unaudited)
	(in millions of pesos)
Net sales	15,175	(605)	(993)	13,577
Cost of sales	(11,000)	342	743	(9,915)

Gross profit	4,175	(263)	(250)	3,662
Administrative and selling expenses	(1,758)	42	158	(1,558)
Exploration expenses	(238)	—	—	(238)
Other operating expenses net	(231)	16	17	(198)

Operating income	1,948	(205)	(75)	1,668
Equity in earnings of affiliates	305	(20)	26	311
Financial income (expenses) and holding gains (losses), net	(782)	175	(11)	(618)
Other expenses, net	(117)	(56)	—	(173)

Income (loss) before income tax and minority interest in subsidiaries	1,354	(106)	(60)	1,188
Income tax	(508)	56	34	(418)
Minority interest in subsidiaries	(70)	50	26	6

Net income	776	—	—	776

(1)	Both the results of CIESA and Distrilec are proportionally consolidated in the Gas and Energy segment.

(2)	Net of P$34 million in intercompany sales.

	For the Year Ended December 31, 2007
				Without
	With			Proportional
	Proportional			Consolidation
	Consolidation	CIESA(1) (2)	Distrilec(1)	(Unaudited)
	(in millions of pesos)
Net sales	13,458	(567)	(894)	11,997
Cost of sales	(10,111)	280	679	(9,152)

Gross profit	3,347	(287)	(215)	2,845
Administrative and selling expenses	(1,465)	38	116	(1,311)
Exploration expenses	(172)	—	—	(172)
Other operating expenses, net	(177)	(2)	(77)	(256)

Operating income	1,533	(251)	(176)	1,106
Equity in earnings of affiliates	176	7	51	234
Financial income (expenses) and holding gains (losses)	(495)	139	30	(326)
Other expenses, net	139	3	6	148

Income (loss) before income tax and minority interest in subsidiaries	1,353	(102)	(89)	1,162
Income tax	(503)	57	44	(402)
Minority interest in subsidiaries	(88)	45	45	2

Net income	762	—	—	762

(1)	Both the results of CIESA and Distrilec are proportionally consolidated in the Gas and Energy segment.

(2)	Net of P$35 million in intercompany sales.

The following tables reconcile Petrobras Energía’s statements of cash flow for the fiscal years ended December 31, 2009, 2008 and 2007 with proportional consolidation as required by Argentine GAAP to these statements as adjusted to reflect the elimination of proportional consolidation of CIESA and Distrilec.

	For the Year Ended December 31, 2009
				Without
	With			Proportional
	Proportional			Consolidation
	Consolidation	CIESA	Distrilec	(Unaudited)
	(in millions of pesos)
Cash and cash equivalent at the beginning of the year	1,476	(310)	(66)	1,100
Net cash provided by operations	2,362	(306)	(186)	1,870
Net cash used in investing activities	(1,088)	74	137	(877)
Net cash (used) provided by financing activities	(1,313)	24	19	(1,270)
Effect of exchange rate change on cash	115	—	(5)	110

Cash and cash equivalent at the end of the year	1,552	(518)	(101)	933

	For the Year Ended December 31, 2008
				Without
	With			Proportional
	Proportional			Consolidation
	Consolidation	CIESA	Distrilec	(Unaudited)
	(in millions of pesos)
Cash and cash equivalent at the beginning of the year	1,167	(196)	(72)	899
Net cash provided by operations	2,153	(314)	(134)	1,705
Net cash used in investing activities	(1,247)	97	141	(1,009)
Net cash used in financing activities	(680)	103	3	(574)
Effect of exchange rate change on cash	83	—	(4)	79

Cash and cash equivalent at the end of the year	1,476	(310)	(66)	1,100

	For the Year Ended December 31, 2007
				Without
	With			Proportional
	Proportional			Consolidation
	Consolidation	CIESA	Distrilec	(Unaudited)
	(in millions of pesos)
Cash and cash equivalent at the beginning of the year	1,350	(239)	(67)	1,044
Net cash provided by operations	1,853	(304)	(224)	1,325
Net cash used in investing activities	(1,697)	117	130	(1,450)
Net cash used in financing activities	(364)	231	89	(44)
Effect of exchange rate change on cash	25	(1)	(1)	23

Cash and cash equivalent at the end of the year	1,167	(196)	(73)	898

Item 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES
DIRECTORS AND SENIOR MANAGEMENT
Petrobras Energía Board of Directors
In accordance with the bylaws of Petrobras Energía, the company’s Board is required to meet at least once every three months, and is composed of nine regular directors who are elected for a three-year term. One-third of Petrobras Energía’s directors are elected each year. The Shareholders’ Meeting may appoint a number of alternate members that may be equal to or lower than the number of regular directors in order to fill any vacancy, in the order of their appointment.
The table below sets forth the current composition of the Board, as approved by Petrobras Energía’s General Ordinary Shareholders’ Meeting held on March 26, 2010.

	Year of		Term
Name	Appointment	Position	Expires (*)
José Carlos Vilar Amigo	2010	Chairman	2012
Daniel Lima de Oliveira	2006	Vice Chairman	2011
José Raimundo Brandão Pereira	2009	Director	2011
Antonio Eduardo Monteiro de Castro	2009	Director	2011
Cedric Bridger	2004	Director	2010
Roberto Luis Monti	2003	Director	2010
Roberto Fortunati	2006	Director	2010
Carlos Alberto da Costa	2010	Director	2012
Luis Miguel Sas	2003	Director	2012
Carlos Alberto Pereira de Oliveira	2010	Alternate Director	2012
Pedro Augusto Bonésio	2009	Alternate Director	2011
Carlos Eduardo Sardenberg Bellot	2009	Alternate Director	2011
Richard Olm	2010	Alternate Director	2011
Valdison Moreira	2010	Alternate Director	2012
Daniel Casal	2003	Alternate Director	2011
Alejandro Poletto	2008	Alternate Director	2011

(*)
At the ordinary shareholders’ meeting held on January 20, 2009, several temporary provisions were adopted relating to the creation of a transitional board of directors pursuant to amendments to the bylaws adopted at that same meeting. As of January 30, 2009 staggered terms and elections apply. One third of the transitional board of directors was elected at an ordinary shareholders’ meeting on March 27, 2009. Other third of the transitional board of directors was elected at the ordinary shareholder’s meeting on March 26, 2010. The final third of the transitional board of directors will be elected at an ordinary shareholders’ meeting to be held in connection with the fiscal year starting on January 1, 2010.

As approved by Petrobras Energía’s General Ordinary Shareholders’ Meeting held on March 26, 2010, alternate directors will fill any vacancy in the following order: Carlos Alberto Pereira de Oliveira to José Carlos Vilar Amigo, Pedro Augusto Bonésio to Daniel Lima de Oliveira, Carlos Eduardo Sardenberg Bellot to José Raimundo Brandão Pereira, Richard Olm to Antonio Eduardo Monteiro de Castro, Valdison Moreira to Carlos Alberto da Costa, Daniel Casal to Luis Miguel Sas and Alejandro Poletto to Cedric Bridger, Roberto Luis Monti or Roberto Alejandro Fortunati.
In compliance with Resolution No. 368 of the CNV, Cedric Bridger, Roberto Luis Monti, Roberto Alejandro Fortunati and Alejandro Poletto qualify as independent directors, and the other directors are not independent in accordance with the CNV rules. Resolution No. 368 provides that a member of a corporate body shall not be considered independent if that member fits one or more of the following descriptions:
1.
The member is also a member of management or an employee of shareholders who hold significant interests in the issuer, or of other entities in which these shareholders hold either directly or indirectly significant interests or over which these shareholders exercise a significant influence.

2.	The member is an employee of the issuer or has been an employee during the last three years.
3.
The member has professional relations or is part of a company or professional association that maintains professional relations with, or that receives remunerations or fees (other than directors’ fees) from, the issuer or from its shareholders that hold either directly or indirectly significant interests in or exercise a significant influence over the issuer, or from which such shareholders hold either directly or indirectly significant interests or exercise a significant influence.

4.	The member is either directly or indirectly a holder of significant interests in the issuer or in an entity that has significant interests in or exercises a significant influence over the issuer.
5.
The member sells or provides either directly or indirectly goods or services to the issuer or to shareholders that hold either directly or indirectly significant interests in or exercise a significant influence over the issuer and receives compensation for such services that is substantially higher than that received as a director.

6.	The member is married or is a family member, up to fourth degree by blood or up to second degree by affinity, to an individual who would not qualify as independent.
“Significant interests” mean shareholdings that represent at least 35% of the capital stock of the relevant entity, or a smaller percentage when the person has the right to elect one or more directors by class of shares or by having entered into agreements with other shareholders relating to the governance and the management of the relevant entity or of its controlling shareholders.

The following is a brief summary of the principal business and academic experience of each of our directors:
José Carlos Vilar Amigo (56) has served as a member of and Chairman of the Board of Directors of Petrobras Energía since 2006, and is currently a member of the Compensation Committee. He graduated in Mechanical Engineering from the Federal University of Rio de Janeiro. He joined Petrobras in 1977 and served for more than 20 years at the Research and Development Center as automation engineer and then as Manager for the Basic Engineering area, in projects relating to natural gas, petrochemical and refining plants and exploration and production platforms in the Campos basin in Rio de Janeiro. Beginning in 2000 he was business consultant and assumed several executive positions at Petrobras including Operations Support Manager at the Research and Development Center, Project Implementation Manager for the Refining area and Project Implementation Manager at Rio de Janeiro Petrochemical Complex — COMPERJ. He is currently Executive Manager for Petrobras’ International Area, and responsible for Petrobras’ operations in Latin America. He holds a Masters degree in Education from the University of Rio de Janeiro and obtained an MBA degree for Directors and Managers from Getulio Vargas Foundation. He has completed several technical and managerial training courses including strategic planning, leadership, negotiation, logistics, quality, contract monitoring and Human Resource management. He is currently assistant professor in Engineering at the University of Rio de Janeiro.
Daniel Lima de Oliveira (58) has served as a member of and Vice Chairman of the Board of Directors of Petrobras Energía since 2006. He graduated in 1975 in Mechanical Engineering from the Industrial Engineering School, in S.J. dos Campos (Sao Paulo, Brazil). He joined Petrobras in 1976 as a Supply Engineer in the Commercial Department. In 1982 he moved to Petrobras’s Financial Department where he worked in the Short-Term Credit Division and as Assistant to the General Manager. From 1984 to 1988 he served as Financial Manager of the Petrobras London office. From 1988 to 1992 he worked as Manager at PIB BV, responsible for insurance and financing for PIB BV’s foreign operations. From 1992 to 1995 he served as head of the Medium and Long-Term Credit Division, responsible for raising funds for PIB BV’s investment program. From 1995 to 1999 he was assigned to Petrobras’s New York Office as Financial Manager, responsible for negotiating trading lines, supporting the Head Office in structured transactions, Investor Relations and liaising with U.S. and Canadian export agencies. From September 1999 to July 2005 he was designated Deputy Executive Manager of the Financial Department, responsible for coordinating financial activities among several subsidiaries. In this position he has served on the Board of Directors of the following subsidiaries: BRASOIL, CATLEIA, PIB BV, Petrobras Participaciones S.L., POG, PEMID, PEL and FRADE INVERSIONES. In March 2004, he was appointed member of the REFAP S.A.’s Board of Directors. From July 2005 to March 2006, he served as Executive Manager of Petrobras’s Corporate Finance Department and from April 2006 he has served as Corporate Financial Executive Manager of Petrobras.
José Raimundo Brandão Pereira (53) has served as a member of the Board of Directors of Petrobras Energía since 2009. He graduated in 1979 in Civil Engineering from the Universidad Estadual do Maranhão (UEMA). He joined Petrobras in 1980, where he specialized in Oil Engineering. During his career at Petrobras, he has held different administrative and managing positions, including service as the Executive Manager for Marketing and Commercialization for the Supplying Direction and Petrobras International Finance Company Director, both of which he has held since June 2008. In September 2008, he was designated Director of PIB BV. He has attended courses on technical and managing training in Brazil and abroad, including a specialization training course in Managing Competencies at Fundación Dom Cabral (Brazil), a course on Strategic Negotiation and Competitive Decision at Harvard Business School (USA) and courses on Oil Well Perforation at the Universidad Petrobras and Universidad Federal de Ouro Petro (Brazil).
Antonio Eduardo Monteiro de Castro (44) has served as a member of the Board of Directors of Petrobras Energía since 2009. He graduated in Mechanical Engineering from the Universidad Federal de Rio de Janeiro (“UFRJ”), and holds a master’s degree in Politics and Management, from Ecole du Petrole et des Moteurs (France). In 1987, he started his career in Petrobras’s Energy Division, in the Refining Area, where he worked more than ten years in the assessment and development of energy generation and cogeneration projects. Since 2000, he has worked in the Gas and Energy Area, where he was General Manager, responsible for the Development of New Businesses and Gas Projects (gas pipelines and LPG) and Energy (thermoelectric power stations together with national and international companies). In 2006, he started leading Corporate Management and Planning activities as Executive Manager. One year later, he presided over the Transportadora Brasileña Gasoducto Bolivia-Brasil (“TBG”) Administrative Council. In 2008, he was designated the head of Petrobras’s Gas and Energy Marketing and Commercialization area. He is currently the Executive Manager of Petrobras’s Gas and Energy area.

Cedric Bridger (74) has served as a member of the Board of Directors of Petrobras Energía since 2004, and is currently a member of the Audit Committee. He graduated in Public Accounting in London from the Association of Certified and Corporate Accountants, where he initiated his professional activities. He joined FADIP S.A. (later Hughes Tool Co. S.A.) in Buenos Aires in 1964, where he was a Financial Manager. Subsequently, he became General Manager of the company in Brazil and was ultimately appointed its Vice President of Operations for Latin America. From 1992 to 1998, he was Vice Chairman of the Finance Department at YPF S.A. In April 1998, he retired from YPF S.A. and took a position as a Director of Banco Hipotecario and since 2003 he has been a member of the Board of Directors of IRSA Inversiones y Representaciones S.A.
Roberto Luis Monti (71) has served as a member of the Board of Directors of Petrobras Energía since 2003, and is currently a member of the Audit Committee and of the Compensation Committee. He graduated in Electromechanical Engineering. He received a Master of Electronic Engineering from the Universidad de Buenos Aires, and an MBA from the American Management Association, New York. For 32 years he worked for Schlumberger, where he was Vice-Chairman of Wireline Operations, Chairman of Anadrill, Chairman of Wireline & Testing for Europe, Africa, Middle and Far East and Latin America, and Chairman of Dowell at a worldwide level during the period from 1981 to 1995. From 1995 to 1997 he served as Chairman and CEO of Maxus Energy Corporation. From 1997 to 1999 he served as Chairman and CEO of YPF S.A. In 2000, he served as Vice Chairman of Exploration and Production and Vice Chairman of the Board of Directors in YPF S.A. In addition, he currently serves as Chairman of Trefoil Limited and as member of the Board of Directors of Tenaris S.A.
Roberto Alejandro Fortunati (54) has served as a member of the Board of Directors of Petrobras Energía since 2006, and is currently a member of the Audit Committee. In 1979, he graduated in Law from Universidad de Buenos Aires, where he currently teaches the Oil and Gas Law postgraduate course. He is also a member of the Advisory Council of Universidad Torcuato Di Tella Law School. From 1980 to 1986, he worked as a lawyer for Amoco Argentina Oil Company. From 1986 to 2001, he was a partner of Beccar Varela law firm. In 2001-2002, he served as Vice-Chairman and Director of Legal Affairs for the Argentine Branch of Citigroup. Since 2003, he has been part of the Fortunati & Asociados law firm, of which he is a founding partner.
Carlos Alberto da Costa (56) has served as a member of the Board of Director of Petrobras Energía and as Chief Executive Officer since 2010, and is also a member of the Compensation Committee. He graduated in Geology from the Universidad Federal Rural de Rio de Janeiro and completed a Ph.D. in Geophysics from the Universidad Federal de Bahia, Brazil. He held different managing positions within Petrobras, including: General Manager for Petrobras Argentina S.A., Vice-Chairman of MEGA S.A., Director of EG3 S.A., Business Coordinator of Venezuela, Exploration Manager of the International Area, and General Manager of Petrobras Uruguay’s gas distributing companies. In addition, he is currently a member of the Board of Directors of Petrolera Entre Lomas S.A., Petrobras Energía Ecuador Ltd, Petrobras Energía de México S.A. de C.V., Atalaya Energy S.A., Canadian Hunter S.A., Innova S.A., Petrobras Energía Internacional S.A., and Petrobras Energía Colombia Ltd.
Luis Miguel Sas (47) has served as a member of the Board of Directors of Petrobras Energía since 2003, and as Chief Financial Officer since May 2004. He graduated in Public Accounting from the Universidad de Buenos Aires and holds an MBA from the Instituto de Altos Estudios Empresariales — Universidad Austral. He joined Petrobras Energía in 1984. In 1990 he was appointed Head of the Financial Operations Department for Telecom. He worked as head of Petrobras Energía’s money desk and in 1997 he was appointed Corporate Finance Manager, in charge of capital markets and project financing. In January 2000, he was appointed Chief Financial Officer of Edesur S.A. He served as Financial Manager at Petrobras Energía between May 2001 and May 2004. In addition, he currently serves as Chairman of Petrobras Hispano Argentina S.A. and is member of the Board of Directors of Petrolera Entre Lomas S.A. and Petrobras Energía Internacional S.A..

The following is a brief summary of the principal business and academic experience of each of our alternate directors:
Carlos Alberto Pereira de Oliveira (52) has served as an alternate member of the Board of Directors of Petrobras Energía since 2010. In 1980 he graduated in Mechanical Engineering from the Instituto Militar de Ingenieria (Engineering Military Institute) in Rio de Janeiro and with a Bachelor’s degree in Business Administration from UFRJ and in 1990 he received a Master Degree in Finance and Investment in Rio de Janeiro’s Pontificia Universidad Catolica. In 1997, he completed a specialization in Oil Finances and Management at the University of Texas, Texas, USA. He joined Petrobras in 1981, and has worked in different operative areas and has held different executive positions. From 1999 to 2003, he served as Oil and Gas Exploration and Production Executive Manager. Between 2003 and 2008, he served as a member of the Board of Directors of Petrobras Energía, as Executive Director of Petrobras Energía’s Oil and Gas Exploration and Production business segment, as a Chairman of the Board of Directors of Petrobras Energía Perú S.A., and as a member of the Board of Directors of Petrolera Entre Lomas S.A. In 2008, he became Executive Manager for Petrobras’s International Businesses Technical Support division.
Pedro Augusto Bonésio (55) has served as an alternate member of the Board of Directors of Petrobras Energía since 2009. In 1978, he graduated in Mechanical Engineering from the Industrial Engineering School, São Bernardo dos Campos. In 1979, he joined Petrobras as Maritime, Terminal, and Pipeline Facilities Engineer. He designed basic and detailed Maritime Facilities, he developed Deep-Water Oil Production Technology, and worked as Land and Sea Production Development Project Manager. In 1999, he worked as CFO Assistant and in 2000 he was designed Project Financing Executive Manager. Since 2006, he has been the company’s Corporate Finance and Treasury Executive Manager.
Carlos Eduardo Sardenberg Bellot (54) has served as an alternate member of the Board of Directors of Petrobras Energía since 2009. He graduated in Chemical Engineering from UFRJ in 1978. He joined Petrobras the same year. He also completed a postgraduate course in Processing Engineering from UFRJ, and a course in Corporate Management from Pontificia Universidad Catolica, Rio de Janeiro, Brazil. During his career within Petrobras, he has held important positions: Exploration and Production General Manager in Bolivia (2003-2005); Petrobras’s president Assessor (2005-2008); Executive Manager, Supply Logistics (2008-present). In January 2008, he was elected member of Petrobras Transporte S.A.-Transpetro’s Administrative Council, and in March 2008 he was appointed president of PMCC Proyectos de Transporte de Alcohol S.A.’s Administrative Council.
Richard Olm (54) has served as alternate member of the Board of Directors of Petrobras Energía since 2010. He graduated in Mechanical Engineering from the Federal University of Río Grande do Sul in 1978. He joined Petrobras in 1979 and served at the Exploration and Production Management division, where he held several managerial positions in the Southeast drilling district, in the Campos basin and Macaé. From 1995 to 1999 he was Exploration and Production General Manager at Bahía. Between 1999 and 2003 he served as Director of Gaspetro, and was responsible for developing new businesses and managing corporate shareholdings. From 2001 to 2004 he served as General Manager of New Businesses and Natural Gas Technology. Between 2004 and 2007 he was Maintenance and Operations Director of the Brazilian Transportation Company operating the Bolivia-Brazil gas pipeline (TBG). From 2007 to 2009, he served as Superintendent Director of TBG, and was responsible for the management of the Company’s activities and results of operations. He is currently Executive Manager of Natural Gas Logistics and Participations for Petrobras’ Gas and Energy area.
Valdison Moreira (54) has served as an alternate member of the Board of Directors of Petrobras Energía since 2010 and as Executive Industrial Director since April 1, 2009. He graduated in Chemical Engineering in 1980 from UFRJ and obtained an MBA from the IBMEC of Sao Paulo, Brazil. He joined Petrobras in 1980 as a Petroleum Processing Engineer. He occupied several managerial positions for Petrobras in Brazil, such as Production Manager in the Henrique Lange Refinery (1985-1996) and General Manager in the Capuava Refinery (1996-1999), in the Gabriel Passos Refinery (1999-2000) and in the Paulinia Refinery (2001-2005). From 2008 to 2009, he served as Downstream Senior Vice Chairman in Petrobras America Inc. In addition, he serves as Vice Chairman at the Instituto Latinoamericano de Calidad. He is currently a member of the Board of Directors of Innova S.A., Refinería del Norte S.A and Petrobras Energía Internacional S.A.
Daniel Casal (54) has served as an alternate member of the Board of Directors and as Executive Director of Legal Affairs of Petrobras Energía since 2003. He graduated in Law from the Universidad Cátolica Argentina in 1980. He joined Petrobras Energía in 1991. He also serves as a member of the Board of Directors of TGS, CIESA, Distrilec, Petrobras Energía Colombia Ltd, Petrobras Finance Bermuda and Petrobras Electricidad de Argentina S.A.; as Managing Director of Petrobras Holding Austria GMBH and as alternate Director of Edesur S.A., Petrobras Energía Internacional S.A. and Petrolera Entre Lomas S.A.

Alejandro Poletto (37) has served as an alternate member of the Board of Directors of Petrobras Energía since 2008. He graduated in Law from the Universidad Católica Argentina in 1998 and received a Master Degree in Law (LL.M.) from Cornell University Law School, Ithaca, New York. He has previous experience as an associate lawyer for the law firms Marval, O’Farrell & Mairal, and Cárdenas, Cassagne & Asociados in Buenos Aires. He also worked as a foreign associate for Skadden, Arps, Slate, Meagher & Flom LLP’s New York office. Since September 2007, he has been a partner with the law firm Fortunati & Asociados.
Administration and Organization
Petrobras Energía’s operations are divided into four business segments that are in turn supported by corporate functions. The four business segments are: Oil and Gas Exploration and Production, Refining and Distribution, Petrochemicals and Gas and Energy.
Petrobras Energía is managed by a committee made up of five members: the Chief Executive Officer, the Chief Financial Officer, the Director of Oil and Gas Exploration and Production, the Industrial Director and the Marketing Director. Operations are managed through standardized processes that facilitate and secure coordination between the different units and groups. Delegation of authority is encouraged for the purpose of promoting efficiency. In addition, the scope of the delegation of authority is clearly and expressly determined through systemized approval limits for risk minimization purposes. Our internal control system is supported by coordination among the areas responsible for managing businesses and administering them on a centralized basis, always within the framework of the policies established by the executive committee. Operating and administrative processes are jointly supported by administrative procedures, highly reliable information systems, production of periodic management control reports, performance appraisals and fluid communication.
Petrobras Energía Executive Officers
The table below sets out the names and positions of Petrobras Energía’s executive officers:

Name	Position

Carlos Alberto da Costa (*)	Chief Executive Officer
Luis Miguel Sas	Chief Financial Officer
Gustavo Fernandez Martinez	Director of Oil and Gas Exploration and Production Segment (Acting Director)
Clóvis Corrêa de Queiroz	Marketing Director
Valdison Moreira	Industrial Director
Daniel Casal	Director of Legal Affairs
José Carlos Caino de Oliveira	Executive Manager of Gas and Energy Segment
Juan Martín D’Agostino	Executive Manager of Quality, Environmental and Safety Occupational Health
Alfredo Guía y Díaz	Executive Manager of Planning and Management Control
Juan Kranner	Executive Manager of Human Resources

(*)	Carlos Alberto da Costa serves as Chief Executive Officer as from February 1, 2010, and has held until then the position of Director of Oil and Gas Exploration and Production.

The following is a brief summary of the principal business and academic experience of Petrobras Energía’s executive directors and executive officers of the Company (for the summary regarding those who are directors, see above).
Gustavo Fernández Martínez (42) has served as Acting Executive Director of Oil and Gas Exploration and Production business segment since 2010. He graduated in Civil Engineering from the Universidad Nacional del Sur (Bahia Blanca, Argentina) and obtained an MBA from the IAE at the Universidad Austral, Argentina. He joined the Company in 1996. He held different managing positions, such as Planning and New Ventures Manager in Venezuela, Planning Manager and Portfolio New Ventures and Joint Ventures Manager in the Oil and Gas Exploration and Production business segment. In addition, he is currently a member of the Board of Directors of Petrolera Entre Lomas S.A., Atalaya Energy S.A and Canadian Hunter S.A.
Clóvis Corrêa de Queiroz (59) has served as Executive Marketing Director since 2008. He graduated in Mechanical Engineering from UFRJ. He has participated in various executive training programs in several business schools, in Brazil and abroad. He has held several managerial positions in Brazil, and more recently was Chairman of Petrobras Uruguay. He was also a member of the Board of Directors of Distribuidora de Gas de Montevideo S.A., Conecta S.A. and Petrobras Uruguay Distribución S.A. He is currently the Chairman of Distrilec, Petrobras Electricidad de Argentina S.A., Petrobras Finance Bermuda and Eg3 Red S.A., the Vice Chairman of Edesur and a member of the Board of Directors of Petrobras Energía Internacional S.A.
Jose Carlos Caino de Oliveira (53) has served as Executive Manager of Gas and Energy business segment since December, 2009. He graduated in Electronic Engineering from UFRJ and obtained an MBA of Oil and Gas from CVC School, London. He also participated in the Advanced Management Program from USP, Sao Paulo. He joined Petrobras in 1980, where he specialized in Equipments Engineering. He occupied several managerial positions for Petrobras in Brazil, Bolivia, Argentina, Peru and Ecuador and in several areas, such as Equipment’s Development and Nationalization, Maintenance’s Planning and Control, Facility’s Engineering, Industrial and Civil Engineering, Maintenance Engineering, Logistic Superintendence, Goods and Services Procurement. He is currently the Chairman of Petrobras Energia Internacional S.A. and World Energy Business S.A.
Juan Martín D’Agostino (42) has served as Executive Manager of Quality, Environmental and Safety Occupational Health since 2008. He graduated in Chemical Engineering from Universidad de Buenos Aires and obtained an MBA from the Graduate School of the Engineering Faculty at the Universidad de Buenos Aires. He joined the Company in 1992. In 2007, he served as Commercial Manager, Engineering Manager and Quality, Environmental and Safety Occupational Health Manager in the Commercial Downstream Business Unit.
Alfredo Sergio Guía y Díaz (53) has served as Executive Manager of Planning and Management Control since 2008. He graduated in Economic Sciences with specialization in Business Administration from Universidad Nacional de La Plata. He joined the Company in 1997. He was responsible for the Planning and Management Control Department of the Refining and Petrochemicals business segment and for the Management Control Department of Oil and Gas Exploration and Production and Gas and Energy. He has served as a member of the Board of Directors of Petrobras Energía’s controlled and related companies. He also has served as Performance Appraisal Manager for the Southern Cone Region within Petrobras’ International Area. He is currently a member of the Board of Directors of Petrolera Entre Lomas S.A. and an alternate member of the Board of Directors of Petrobras Energía Internacional S.A.
Juan Kranner (56) has served as the Executive Manager of Human Resources since December 2007. He obtained a degree in Human Resource Management and has completed postgraduate courses at the Executive Management Training Program at IAE Business School — Austral University. He joined the Company in 2001 as Human Resources Manager at Petrobras Argentina, at the time the latter took over the assets and operations of Eg3 S.A.
COMPENSATION
Compensation of the members of the Board of Directors is determined at the Ordinary Shareholders’ Meeting in compliance with the Business Companies Law, No. 19,550. The maximum amount of compensation that the members of the Board of Directors may receive, including salaries and any other form of compensation for the performance of technical, administrative, or permanent functions, may not exceed 25% of our profits. Such amount is 5% in the event that no dividends are distributed to the shareholders and is increased pro rata on the basis of the dividend distribution, up to the 25% cap. In the event that one or more directors serve as members of a special committee or perform technical or administrative functions, and profits are reduced or non-existent, and, consequently, the preset limits are exceeded, compensation in excess of the limit may only be paid with the prior express approval by shareholders at an ordinary shareholders’ meeting.

In Petrobras Energía, the compensation policy for executive officers includes annual cash compensation and a benefits program. The annual cash compensation is determined based on the characteristics and responsibilities of the relevant position and the executive officer’s qualifications and experience and benchmark information. Such compensation consists of a monthly fixed compensation and annual variable cash bonus dependent upon Petrobras Energía’s results of operations and the achievement of individual goals and objectives. Benefits granted to executive officers are similar to those granted to employees generally, such as life insurance, health care plan, meal allowance and defined benefits pension plan, which are described in the Financial Statements.
No contracts for services were entered into between the directors and our company or any of our subsidiaries that provide for benefits after termination of their office, other than as provided by law.
In 2009, Petrobras Energía paid an aggregate of approximately P$10.9 million to its directors and executive officers. The members of our board and our executives do not receive compensation in the form of stock or equity. For information related to amounts set aside for pension and retirement benefits, see Note 16 to our financial statements.

BOARD PRACTICES
Audit Committee
Pursuant to the Regime concerning Transparency in Public Offerings approved by Decree No. 677/01, Argentine public companies must have an Audit Committee composed of three or more members of the Board of Directors.
On May 21, 2003, the Petrobras Energía Board of Directors approved the implementation process required under General Resolution No. 400/02 of the CNV for Audit Committees. In compliance with these resolutions, at the shareholders’ ordinary meeting held on March 19, 2004, Petrobras Energía approved an amendment to its bylaws adding a provision related to the structure and operation of the Audit Committee.
On May 7, 2004, the Board created the Audit Committee and, in compliance with its duties, the Audit Committee approved its Charter. At the Board of Directors meeting held on March 26, 2010, Cedric Bridger, Roberto Luis Monti and Roberto Alejandro Fortunati were appointed as regular members of the Audit Committee and Alejandro Poletto was appointed as an alternate member. Each of the members of the Audit Committee satisfies the independence requirements of Rule 10A-3 of the Exchange Act.
Audit Committee Terms of Reference
The purpose of the Audit Committee is to assist the Board of Directors in fulfilling its responsibilities relating to (1) the company’s financial statements, (2) compliance with applicable legal, regulatory and behavioral requirements, (3) qualification and independence of the independent external auditor that delivers an audit report on the company’s financial statements (the “Independent Auditor”), and (4) the conduct of the internal audit and the Independent Auditor’s performance.
The Audit Committee is composed of three regular directors and an equal or lower number of alternate members that are appointed by its respective Board of Directors from among its members. Directors having sufficient experience and ability in financial, accounting or business matters are eligible to become members of their respective Audit Committee. All members of the Audit Committee must be independent in accordance with applicable SEC standards and a majority must be independent in accordance with the standards of the CNV. See “—Directors and Senior Management — Board of Directors”. The Audit Committees may adopt their own internal regulations.

Once per year the Audit Committee prepares a working plan with respect to the Audit Committee’s goals and work schedule for the fiscal year to be reported to the Board of Directors. The remaining directors, members of the Statutory Supervisory Committee, managers and external auditors may, at the Audit Committee’s request, attend the Committee’s meetings, assist the Committee and provide it with any information available to them. For a better performance of its duties, the Committee may retain, on the company’s account, advisory services of counsel and other independent professionals. The Committee shall have access to the information and documentation deemed necessary for the fulfillment of its functions.
The Audit Committee has the following principal powers and responsibilities:
1.
To supervise the performance of the internal control systems, the performance and reliability of the administrative and accounting system, the reliability of the financial statements and all the financial information and the disclosure of relevant events.

2.
To establish and supervise the implementation of procedures for the reception, documentation and treatment of claims or reports on irregularities in connection with accounting, internal control or auditing matters, on a confidential and anonymous basis.

3.
To issue founded opinions with respect to transactions with related parties as required by applicable law. To issue founded opinions whenever a conflict of interest exists or may arise for us and to communicate this opinion to self-regulated entities as required by the CNV.

4.	To provide the market with complete information with respect to transactions where members of the corporate bodies and / or controlling shareholders of ours have conflicts of interests.
5.	To opine with respect to the reasonableness of the compensation and stock option plans proposed by the Board of Director at the shareholders meetings.
6.
To opine with respect to the compliance of legal requirements and on the reasonableness of proposals to issue shares or securities convertible into shares, in the case of capital increases that exclude or limit preemptive rights.

7.	To issue at least once, at the time of submittal of the annual financial statements, a report on the treatment given during the year to the matters under its responsibility.
8.	To issue an opinion on the proposal submitted by the respective Board of Directors for the appointment (or revocation) of the independent auditor and communicate it to the shareholders’ meeting.
9.	To evaluate the qualifications and independence of the independent auditors.
10.
To issue and maintain pre-approval procedures in connection with any service (whether audit-related or not) to be provided by the independent auditor, under which the Committee will be exclusively authorized to pre-approve any service provided by the said Auditor.

11.	To evaluate the quality of our accounting standards and the main changes to such accounting standards.

Compensation Committee
In order to better supervise salary and compensation matters, the Board of Directors of Petrobras Energía created a Compensation Committee at its October 6, 2006 meeting. The main purpose of this committee is to assure the compliance with, and revise whenever necessary, policies relating to compensation that aim to provide the company with greater flexibility to make more effective decisions. The Committee meets monthly to approve matters relating to compensation policy, including compensation subject to our and the employee’s performance. The Committee, composed of Directors Roberto Luis Monti, José Carlos Vilar Amigo and Carlos Alberto da Costa, must report to the Board of Directors at least semiannually.
Statutory Supervisory Committee
Petrobras Energía has a Statutory Supervisory Committee (Sindicatura) that is comprised of three members and three alternate members.
The table below sets out the name, year of appointment and position of each person on the Petrobras Energía Statutory Supervisory Committee, approved by the Ordinary Shareholders’ Meeting held on March 26, 2010:

	First year of
Name	appointment	Position
Juan Carlos Cincotta	2004	Member
Justo Federico Norman	2003	Member
Rogelio Norberto Maciel	2003	Member
Olga M. Morrone de Quintana	2004	Alternate
Mariana P. Ardizzone	2004	Alternate
María Laura Maciel	2004	Alternate
The members and alternate members of the Statutory Supervisory Committee are elected by the shareholders at the annual shareholders’ meeting to serve for a renewable term of one year. The primary responsibilities of the Statutory Supervisory Committee are to monitor the Board of Directors’ and management’s compliance with the Business Companies Law, our by-laws and shareholders’ resolutions. The Statutory Supervisory Committee also performs other functions, including: (1) attending meetings of the Board of Directors and shareholders, (2) calling special shareholders’ meetings when deemed necessary or when required by shareholders, in accordance with the Business Companies Law, No. 19,550, (3) presenting a report on the reports of the Board of Directors and the annual financial statements at ordinary shareholders’ meetings, and (4) investigating written complaints of shareholders representing not less than 2% of the capital stock. The Statutory Supervisory Committee may not engage in any management control and, accordingly, may not evaluate business judgment and decisions on issues of administration, financing, sales and production, as these issues fall within the exclusive responsibility of the Board of Directors.
Justo Federico Norman, Rogelio Norberto Maciel, Mariana P. Ardizzone and María Laura Maciel are lawyers and work at Maciel, Norman & Asociados Law Office, which has professional relations with and charges fees to us, our controlling companies and other Petrobras Energía companies.
Olga M. Morrone de Quintana is a public accountant and works at Estudio Morrone de Quintana, Seoane & Quintana, which has professional relations with and charges fees to us and other Petrobras Energía companies.

The following is a brief summary of the principal business and academic experience of the members of the Statutory Supervisory Committee listed in the table above:
Juan Carlos Cincotta (65) graduated in Public Accounting from Universidad de Buenos Aires. He is currently a Head of Cincotta Asesores, Auditores y Consultores, and formerly a partner at Ernst & Young. He specializes in external audits of major public and private entities, and consulting in accounting, social and corporate governance issues. He is a member of the Special Commission on Accounting and Auditing Regulations (CENCyA) of the Federación Argentina de Consejos Profesionales de Ciencias Económicas and Member of the Developing Nations Committee of the International Federation of Accountants (IFAC). He is Vice President of the Public Accounting Professional Practice Commission of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires. Frequently, he delivers lectures on topics within his special field of work in specialized entities in Argentina and overseas. He published several works on accounting, corporate and audit matters in different technical magazines.
Justo Federico Norman (65) earned his law degree from the Universidad Cátolica Argentina, and is a partner with the law firm of Maciel, Norman & Asociados in Buenos Aires. He has extensive experience in the general practice of law and in the fields of energy, natural resources, oil and gas regulations and environmental issues, and is renowned in the litigation and international arbitration fields. He is a member of the Association of International Petroleum Negotiators where he has served as Regional Secretary (2001-2004), the International Bar Association, and Rocky Mountain Mineral Law Foundation. He has represented and currently represents companies such as Anadarko Petroleum Corporation, ANR Pipeline Company (Coastal), Apache Corporation, BHP Petroleum (Americas) Inc., British Gas, Devon Energy Corporation, Parker Drilling, and Petroliam National Berhad (Petronas). He is a Regular Director of Petronas Argentina S.A. and Apache Petrolera Argentina S.A., among others.
Rogelio Norberto Maciel (73) earned his law degree from the Universidad de Córdoba, and is a founding partner of Maciel, Norman & Asociados Law Office. He is a renowned lawyer in the litigation and international arbitration fields. He was one of the members of the Argentine Aeronautical Code Drafting Committee and was a member of the Argentine delegation to the International Civil Aviation Association. He is a member of the Buenos Aires Oil Club, the international Bar Association (IBA), the Association of International Petroleum Negotiators, and the Rocky Mountain Mineral Law Foundation. He is Vice Chairman of Petronas Argentina S.A., a Regular Director of BHP Petroleum (Argentina) S.A. and an Alternate Director of Petrolera Rio Alto S.A., among others.
Olga M. Morrone de Quintana (74) is a partner of Morrone de Quintana, Seoane & Quintana. She graduated in Public Accounting from Universidad de Buenos Aires in 1965. She is currently a member of the Statutory Supervisory Committee of Petrolera Entre Lomas S.A., Petrobras Energía Internacional S.A., World Energy Business S.A. and Propyme SGR.
Mariana P. Ardizzone (37) earned her law degree from the Universidad de Buenos Aires. She holds a Master of Laws from the University of Michigan a post-graduate degree in Business Administration and Electric Energy and Natural Gas Markets at the Instituto Tecnológico de Buenos Aires. She is a member of the Association of International Petroleum Negotiators and the Rocky Mountain Mineral Law Foundation. Since July 2001, she has been a lawyer with the law firm of Maciel, Norman & Asociados.
María Laura Maciel (47) earned her law degree from the Universidad Católica Argentina. She has completed postgraduate courses in Private International Law and in Aviation Law at American University in Washington D.C. (1986), and additional postgraduate courses with the International Association of Air Transportation, Montreal, Canada (2004-2005). She is currently an associate attorney with the law firm of Maciel, Norman & Asociados.
Total compensation for the members of the Statutory Supervisory Committee of Petrobras Energía in 2009 was P$0.3 million.

EMPLOYEES
The following table sets forth the number of Petrobras Energía employees by business segment for the fiscal years ended December 31, 2009, 2008 and 2007.

	As of December 31,
	2009	2008	2007
Oil and Gas Exploration and Production	708	856	813
Refining and Distribution	1,659	1,857	1,984
Petrochemical	1,112	1,197	1,272
Gas and Energy	24	119	118
Corporate	823	795	809

Total	4,326	4,824	4,996

As of December 31, 2009, approximately 41% of Petrobras Energía’s workforce consisted of members of labor unions and had entered into collective bargaining agreements with the company and its subsidiaries. We have historically maintained good relations with our employees and labor unions. However, during 2008, we and other oil production companies in Argentina were engaged in collective bargaining with various unions representing workers engaged in production activities. Certain unions of private, senior and chemical oil workers were not subject to the general national framework governing conflict situations, which resulted in direct actions, such as strikes, that negatively affected the operations of many Argentine production companies, including us. Petrobras Energía actively participated in the bargaining and negotiation processes that led to the signing of new collective bargaining arrangements, which allowed us to carry out normal operations. During 2009, we have conduct different negotiations with unionized employess engaged in upstream operations in Argentina, which, in a scenario of economic contraction, were focused on maintaining jobs and workstreams. See “Item 3. Risk Factors-Factors relating to our business-We could be subject to organized labor action.”
Petrobras Energía maintains an employee defined contribution plan and two defined benefit pension plans. See Note 16 to our financial statements.
SHARE OWNERSHIP
To our knowledge, none of our directors or members of our senior management owns more than 1% of Petrobras Energía’s outstanding shares.

Item 7. MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS
MAJOR SHAREHOLDERS
Our share capital consists of 1,009,618,410 Class B shares, which have a nominal value of P$1.00, and are each entitled to one vote per share.
Petrobras, through its subsidiary Petrobras Participaciones S.L., holds 67.2% of the outstanding shares of Petrobras Energía.
The table below sets forth certain information as of May 31, 2010 with respect to the ownership of Petrobras Energía’s capital stock by each shareholder who is known to us to be the owner of more than 5% of such shares.

	Class B Shares
		% of the Total
Shareholder	Number of Shares	Outstanding Shares
Petrobras Participaciones S.L.	678,395,778	67.2%
ANSES	98,528,890	9.8	%(1)

(1)	corresponds to holdings identified on information provided by Caja de Valores as of May 31, 2010. In relation with possible holdings in the form of ADSs in the NYSE, such information is not available.
On November 20, 2008, the Argentine Congress passed Law No. 26,425 unifying the Argentine pension and retirement system into a system publicly administered by the National Social Security Agency (Administración Nacional de la Seguridad Social, or ANSES), eliminating the retirement savings system previously administered by private pension funds under the supervision of a governmental agency. In accordance with the new law, private pension funds transferred all of the assets administered by them under the retirement savings system to ANSES. In addition, ANSES is subject to the same investment rules, prohibitions and restrictions that were applicable to the Argentine private pension funds under the retirement savings system, including Sections 75 and 76 of Law 24,241, which limited the voting rights of private pension funds in shareholders’ meetings to 5% of the relevant company’s shares. ANSES’s votes at the shareholders Meeting on March 26, 2010 were limited to 5% of the total outstanding votes of Petrobras Energía.
RELATED PARTY TRANSACTIONS
Related party transactions are carried out in the ordinary course of our operations at market conditions. We believe that the terms of these transactions are comparable to those offered by or that could be obtained from non-related third parties.
We have entered into several financing arrangements with subsidiaries of Petrobras, as explained below.
In December 2009, we entered into two loan facilities for a total amount of US$150 million. One of them with Banco Itaú Europa, for an amount of US$100 million, to be cancelled in seven semiannual installments and final maturity December 2013. The other facility, with HSBC Bank USA, for an amount of US$50 million, maturing June 2012. The above-mentioned loans are secured by Petrobras.
In April 2009, we sold our 60% remaining equity interest in PVIE (40% was transferred to PIB BV in December 2007, as described below), a holding company whose main asset is the ownership of 99.79% of the capital stock of Petrobras Energía Perú S.A., to PIB BV, a subsidiary of Petrobras, for total consideration of US$619.4 million. As a result of this transaction, we recognized an income before income tax on the sale of approximately P$1.6 billion.
In February 2008, we lent US$300 million to PIB BV, maturing in July 2008, accruing interest at the one-month LIBOR rate, plus 0.15%. The loan was partially renewed at maturity. In December 2008, the loan was renewed pursuant to two new loan agreements totaling US$120 million entered into between PIB BV and Petrobras Energía (US$107 million), and PIB BV and a Petrobras Energía subsidiary, Petrobras Holding Austria GmbH (formerly AG) (US$13 million), both maturing in December 2009, which could be paid in advance at our request. Of these two loan agreements, US$30 million were cancelled prior to their maturity date and US$90 million were cancelled at maturity. As of December 31, 2009 there was only one loan agreement outstanding, between PIB BV and Petrobras Energía for a total amount of US$90 million, maturing in December 2010.

In December 2007, we sold the initial 40% of our equity interest in PVIE to PIB BV for US$423.3 million. As a result of this transaction, we recognized a gain of P$1,014 million in the year ended December 31, 2007. The agreed upon price also includes a contingent compensation in favor of the Company that reflects the market value of the “Kinteroni Prospect” or, alternatively, the non-participation of the buyer and its respective compensation. Such compensation, to be defined by the parties, results from the gas and condensate discovery made at the “Kinteroni Prospect” in Lote 57 in January 2008, which is still in an evaluation phase. The operator is now conducting reservoir studies and preparation work for future activities in order to assess the hydrocarbon potential of the field. The agreed upon term for such negotiation is 180 days as from the date the discovery is declared commercially viable in a filing with the Peruvian enforcement authority. As of the date of this annual report, the buyer was requested to provide information relating to the declaration of commercial viability that will mark the beginning of the before mentioned negotiation period.
In November 2007, we sold 73.15% of our rights and obligations in the Bajada del Palo area to Petrolera Entre Lomas S.A.
In 2007, we issued US$300 million Series S Bonds under the US$2.5 billion Global Note Program. Payments under the Series S Bonds are supported by a standby purchase agreement provided by Petrobras.
In 2007, we acquired from Petrobras Transporte S.A. (Transpetro) a double-hulled vessel for a purchase price of US$25 million. The purpose of the acquisition was to reduce our logistics costs, meet current and future logistical needs, enhance Quality, Safety, Environmental and Health standards in connection with vessel-related operations and reduce our vulnerability to limited market supply for transportation needs, in addition to the advantages represented by the technical management of vessels provided by Transpetro.
In 2005, we entered into a US$200 million loan facility with PIB BV. This loan has a term of ten years and bears interest at an annual interest rate of 7.22%, plus taxes. The proceeds of this loan were used to prepay in part the Series K and M bonds. This loan can be prepaid at any time without penalties.
In addition, in the ordinary course of business, we enter into transactions with Petrobras subsidiaries to import and export crude oil and related oil products, at determinable market prices and terms, primarily with Petrobras International Finance Co. These sales are undertaken in the ordinary course of business and at determinable market terms and prices.
Braskem, an affiliate of Petrobras formerly known as Copesul, supplies Innova with the benzene and ethylene necessary for ethylbenzene production.

The outstanding balances from transactions with related companies, (including companies under joint control) as of December 31, 2009, 2008 and 2007 are as follows (in millions of pesos):

	2009
	Current						Non-current
		Trade	Other	Accounts	Other			Other	Accounts
Company	Investments	Receivables	Receivables	Payable	Liabilities	Loans	Invesstments	receivables	Payable	Loans

Oleoducto de Crudos Pesados Ltd.	—	—	—	—	—	—	150	—	—	—

Transportadora de Gas del Sur S.A.	—	7	11	10	—	—	—	—	—	—

Refinería del Norte S.A.	—	13	5	10	—	—	—	—	—	—

Petrobras International Finance Co.	—	44	—	3	—	—	—	—	—	—

Petróleo Brasileiro S.A.- Petrobras	—	2	2	67	13	—	—	—	—	—

Petrolera Entre Lomas S.A.	—	—	—	50	—	—	—	—	30	—

Petrobras Internacional — Braspetro B.V.	342	—	1,606	—	69	20	—	344	—	760

Petrobras Energía Venezuela S.A.	13	—	162	—	8	—	—	—	—	—

Other	—	4	28	13	2	—	6	—	—	—

Total	355	70	1,814	153	92	20	156	344	30	760

	2008
	Current						Non-current
		Trade	Other	Accounts	Other		Other		Accounts
Company	Investments	Receivables	Receivables	Payable	Liabilities	Loans	receivables	Investments	payable	Loans

Oleoducto de Crudos Pesados Ltd.	—	—	—	2	—	—	—	136	—	—

Transportadora de Gas del Sur S.A.	—	23	2	31	—	—	—	—	—	—

Refinería del Norte S.A.	—	28	1	19	—	—	—	—	—	—

Petrobras International Finance Co.	—	25	2	33	—	—	—	—	—	—

Petróleo Brasileiro S.A.- Petrobras	—	8	1	60	12	—	—	—	—	—

Petrolera Entre Lomas S.A.	—	—	—	18	—	—	—	—	26	—

Propyme SGR	—	—	—	—	—	—	—	5	—	—

Petrobras Internacional — Braspetro B.V.	414	—	194	—	31	18	—	—	—	688

Petrobras de Valores Internacional de España S.L.	5	—	59	—	—	58	—	—	—	—

Other	—	11	16	1	7	—	3	6	—	—

Total	419	95	275	164	50	76	3	147	26	688

	2007
	Current					Non-current
	Trade	Other	Accounts	Other		Other		Acounts
Company	Receivables	Receivables	Payable	Liabilities	Loans	receivables	Investments	payable	Loans

Oleoducto de Crudos Pesados Ltd.	—	—	—	—	—	—	133	—	—

Transportadora de Gas del Sur S.A.	4	4	5	—	—	—	—	—	—

Refinería del Norte S.A.	9	5	10	—	—	—	—	—	—

Petrobras International Finance Co.	85	—	28	—	—	—	—	—	—

Petróleo Brasileiro S.A.- Petrobras	3	2	59	11	—	3	—	—	—

Petrolera Entre Lomas S.A.	—	—	49	—	—	—	—	22	—

Propyme SGR	—	—	—	—	—	—	6	—	—

Petrobras Internacional — Braspetro B.V.	—	1,492	—	—	178	—	—	—	630

Compañía Mega S.A.	—	12	—	—	—	—	—	—	—

Petrobras Transporte S.A. - Transpetro	—	—	79	—	—	—	—	—	—

Petrobras de Valores Internacional de España S.L.	—	96	—	—	128	—	—	—	—

Other	5	10	3	4	—	2	4	—	—

Total	106	1.621	233	15	306	5	143	22	630

The main transactions with related companies (including companies under joint control) for the fiscal years ended December 31, 2009, 2008 and 2007 are as follows (in million of pesos):

	2009		2008		2007
Company	Purchases	Sales	Purchases	Sales	Purchases	Sales

Oleoductos del Valle S.A.	22	—	18	—	21	—

Transportadora de Gas del Sur S.A.	48	36	153	165	108	35

Refinería del Norte S.A.	133	68	93	43	91	5

Petrobras International Finance Co.	208	902	224	2,449	426	2,181

Petroquímica Cuyo S.A.	—	19	—	71	—	5

Petrolera Entre Lomas S.A.	362	2	478	1	454	1

Petróleo Brasileiro S.A.	35	16	108	20	95	17

Petrobras Bolivia Refinación S.A.	—	—	—	—	—	10

Brasken (Copesul)	1,241	—	1,252	—	1,247	—

Compañía Mega S.A.	—	15	—	5	—	—

Petrobras Uruguay Distribución S.A.	—	12	—	15	—	—

Petroquímica Cuyo S.A.	—	—	—	—	—	—

Petrobras Transporte S.A - Transpetro	—	—	—	—	79	—

Petrobras Paraguay Refinación Ltd	—	—	—	—	—	95

Total	2,049	1,070	2,326	2,769	2,521	2,349

We have not entered into any other material related party transactions.

Item 8. FINANCIAL INFORMATION
CONSOLIDATED FINANCIAL STATEMENTS
See “Item 18. Financial Statements”.
LEGAL PROCEEDINGS
We are involved in various litigation and regulatory proceedings arising in the ordinary course of our business. We do not believe that any of these proceedings is material to our operations or financial condition. For information on litigation concerning our subsidiary, CIESA, see “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Consolidated Results of Operations—Regulation of the Energy Industry in Argentina—CIESA’s debt restructuring process.”
DIVIDENDS
We may only pay dividends from our retained earnings that are reflected in our annual audited financial statements as approved at our respective annual general regular shareholders’ meetings. Payment of cash dividends depends upon our financial position, results of operations, cash requirements (including capital expenditures and payments of debt service), retained earnings minimum requirements and other requirements imposed by Argentine law and upon any other factors deemed relevant by our Board of Directors for the purpose of resolving upon the declaration of dividends.
While our Board of Directors may declare interim dividends pursuant to an audited interim-period financial statement, our Board of Directors or our Statutory Audit Committee would be jointly and severally liable for any payments made in excess of retained earnings at fiscal year closing. The declaration, amount and payment of dividends to shareholders are subject to approval by a regular shareholders’ meeting.
Under our bylaws, our net income shall be allocated as follows: a) 5% to a legal reserve, until it equals 20% of outstanding capital; b) to compensation of the members of the Board of Directors and Statutory Supervisory Committee; c) to dividends on preferred stock, if any, and then to dividends on common stock or to a voluntary reserve, or to a new account, or as otherwise determined by the shareholders’ meeting. Dividends shall be paid within the year of their declaration and distributed pro rata to the number of common shares held by each shareholder.
Holders of American Depositary Shares, or ADSs, will be entitled to receive any dividends payable in respect of our underlying Class B shares. We will pay cash dividends to the depositary in pesos, although we reserve the right to pay cash dividends in any other currency, including U.S. dollars. The deposit agreement provides that the depositary will convert cash dividends received by the depositary in pesos to U.S. dollars and, after a deduction or upon payment of fees and expenses of the depositary and any applicable taxes, will make payment to holders of the applicable ADSs in U.S. dollars.
Under Law No. 25,063, any dividends distributed, in cash or in kind, in excess of the taxable income accumulated as of the year-end immediately prior to the respective payment or distribution date, will be subject to a thirty-five percent income tax withholding, as single and definitive payment. For this purpose, taxable income is deemed to be that resulting from adding the income as determined under the general provisions of the income tax law and the dividends or income obtained from other corporations not taken into account in determining the former for the same tax period or periods.
Pursuant to the resolutions adopted at the General Shareholders’ Meetings held on March 27, 2009 and March 28, 2008, in 2009 and 2008 we paid cash dividends in the amount of P$268.8 million and P$315 million, respectively. The Regular Shareholders’ Meetings held on March 26, 2010 and March 27, 2009, respectively, confirmed such dividend.
The Petrobras Energía General Shareholders’ Meeting held on March 26, 2010, approved a “Reserve for Future Dividends” in an aggregate amount of P$164 million (which, considering the remaining balance of P$111 million, amounts to P$275 million), and delegated in the Board of Directors the ability to determine the dividend distribution date and amount until the next Regular Shareholders’ Meeting to be held in connection with fiscal year ending December 31, 2010. This dividend distribution will be made taking into account our course of operations, operating results, investment programs, financial position and funds availability, among other factors deemed relevant to the development of Petrobras Energía’s business.

Item 9. OFFER AND LISTING
Our American Depositary Shares (the “ADSs”), each representing ten Class B shares, are listed on the NYSE under the trading symbol “PZE”. The ADSs began trading on the NYSE on September 30, 2009 following the completion of the merger and exchange of shares between Petrobras Energía and Petrobras Energía Participaciones and were issued by Citibank, N.A. as depositary. The Petrobras Energía Participaciones ADSs were first listed on the NYSE on January 26, 2000.
Our Class B shares have been listed on the Buenos Aires Stock Market since 1956. Currently the trading symbol is “PESA”.
The following table sets forth, for the periods indicated, the high and low closing sales price of the ADSs on the NYSE and the Class B shares of Petrobras Energía Participaciones on the Buenos Aires Stock Market:

	ADS(1)		Class B share(2)
	High	Low	High	Low
Full Year
2004	14.14	8.80	4.13	2.65
2005	16.28	10.95	4.64	3.20
2006	13.33	9.85	4.08	3.02
2007	14.75	8.27	4.09	2.61
2008	16.00	4.51	5.13	1.63
2009 (3)	7.50	4.57	2.81	1.81

Quarterly

2007
First Quarter	12.12	9.90	3.70	3.02
Second Quarter	11.63	10.27	3.52	3.14
Third Quarter	12.14	8.27	3.69	2.61
Fourth Quarter	14.75	9.83	4.09	3.13
2008
First Quarter	16.00	10.31	5.13	3.37
Second Quarter	14.54	11.65	4.73	3.69
Third Quarter	11.95	8.61	3.85	2.75
Fourth Quarter	10.35	4.51	3.25	1.63
2009
First Quarter	7.50	4.57	2.61	1.81
Second Quarter	6.94	5.08	2.60	2.08
Third Quarter	7.26	5.55	2.81	2.28

(1)	In U.S. dollars.

(2)	In Argentine pesos.

(3)	Until September 29, 2009

The following table sets forth, for the periods indicated, the high and low closing sales price of the ADSs on the NYSE and the Class B shares of Petrobras Energía on the Buenos Aires Stock Market:

	ADS(1) (4)				Class B share(2)
	High		Low		High	Low
Full Year
2004					9.90	6.40
2005					10.45	6.80
2006					9.20	7.10
2007					10.15	7.00
2008					13.10	6.30
2009	19.40	(4)	15.54	(4)	7.55	5.20

Quarterly

2007
First Quarter					8.50	7.20
Second Quarter					8.60	7.05
Third Quarter					9.10	7.00
Fourth Quarter					10.15	7.90
2008
First Quarter					13.10	8.51
Second Quarter					11.60	9.00
Third Quarter					10.00	8.10
Fourth Quarter					8.45	6.30
2009
First Quarter					7.00	5.20
Second Quarter					7.00	6.00
Third Quarter					7.55	6.40
Fourth Quarter	19.40		15.54		7.30	5.98

Monthly

December 2009	17.32		15.54		6.54	5.98
January 2010	17.20		16.47		6.59	6.20
February 2010	17.40		16.17		6.80	6.45
March 2010	16.80		16.10		6.48	6.26
April 2010	17.32		16.22		6.81	6.32
May 2010	16.39		12.91		6.38	5.20
June 2010 (5)	15.44		14.02		6.17	5.60

(4)	Since September 30, 2009.

(5)	From June 1, 2010 through June 15, 2010.

MARKETS
Buenos Aires Stock Market
The Buenos Aires Stock Market, which is affiliated with the Buenos Aires Stock Exchange, is the largest stock market in Argentina. The Buenos Aires Stock Market is a corporation whose shareholder members are the only individuals and entities authorized to trade in the securities listed on the Buenos Aires Stock Exchange. Trading on the Buenos Aires Stock Exchange floor is conducted by continuous open outcry and a computer-based trading system called SINAC from 11:00 a.m. to 5:00 p.m. each business day. The Buenos Aires Stock Exchange also operates an electronic trading market system from 11:00 a.m. to 5:00 p.m. each business day.
To control price volatility, the Buenos Aires Stock Market operates a system by which trading of a security is suspended for 15 minutes whenever the price of such security changes 15% from its last closing price. Once the 15 minutes have elapsed, trading is resumed. From that point on during a trading day, trading will be suspended for 10 minutes whenever the trading price changes 5% from the last suspended price.
Certain information regarding the Argentine securities market is set forth in the table below:

	2009	2008	2007	2006	2005	2004	2003
Market capitalization (billions of pesos)	2,184	1,233	1,773	1,229	771	690	543.3
As percent of GDP(1)	187%	122%	227%	183%	145%	152%	144%
Volume (in millions of pesos)	11,221	21,049	23,001	16,089	19,938	14,113	8,844
Average daily trading volume (in millions of pesos)	45.99	85.22	93.12	64.89	79.12	56	35.52
Number of listed companies(1)	88	91	93	86	87	85	110

(1)	End-of-year figures for trading on the Buenos Aires Stock Exchange.
Source: Bolsa de Comercio de Buenos Aires, CNV and Instituto Argentino de Mercado de Capitales.

Item 10. ADDITIONAL INFORMATION
MEMORANDUM AND ARTICLES OF ASSOCIATION
Registration and Merger
Our bylaws (estatutos sociales) were authorized by Decree N. 17105 of the Federal Executive Branch dated June 18, 1947, and registered with the IGJ on November 17, 1947 under No. 759, Page 569, Book 47, Volume A of Argentine Bylaws. Amendments to the bylaws were authorized as indicated below, and registered as amended with the Public Registry of Commerce as follows: (1) as amended and authorized by Decree N. 29,460 of the Federal Executive Branch dated September 24, 1948, and registered on May 27, 1949, under N. 369, Page 332, Book 48, Volume A, of Argentine Bylaws; (2) as amended and authorized by Decree N. 10,460 of the Federal Executive Branch dated June 24, 1954, and registered on October 4, 1954, under N. 1,323, Page 508, Book 49, Volume A, of Argentine Bylaws; (3) as amended and authorized by Decree N. 3,789 of the Federal Executive Branch dated February 28, 1956, and registered on September 5, 1956, under N. 1,686, Page 238, Book 50, Volume A, of Argentine Bylaws; (4) as amended and authorized by Decree N. 3,773 of the Federal Executive Branch dated August 11, 1958, and registered on March 2, 1959, under N. 289, Page 391, Book 51, Volume A of Argentine Bylaws; (5) as amended and authorized by Decree N. 5,405 of the Federal Executive Branch dated June 12, 1962, and registered on September 28, 1962, under N. 2,161, Page 347, Book 55, Volume A of Argentine Bylaws; (6) as amended and authorized by Resolution issued by PJ (Board of Legal Entities) N. 001129, Ministry of Education and Justice, dated June 19, 1963, and registered on September 24, 1963, under N. 1,656, Page 109, Book 58, Volume A of Argentine Bylaws; (7) as amended and authorized by IGJ Resolution N. 6,307, Ministry of Justice, dated March 13, 1970, and registered on May 14, 1970, under N. 1,782, Page 56, Book 72, Volume A of Argentine Stock Corporations Bylaws; (8) as amended and authorized by I.G.P.J. (Board of Legal Entities) Resolution N. 2,116, Superintendent of Legal Entities, dated April 29, 1971, and registered on July 7, 1971, under N. 2,286, Page 287, Book 74, Volume A of Argentine Stock Corporations Bylaws; (9) as amended and authorized by I.G.P.J. (Board of Legal Entities) Resolution N. 2,687, Superintendent of Legal Entities, dated August 28, 1972, and registered on December 28, 1972, under N. 4,555, Page 479, Book 77, Volume A of Argentine Stock Corporations Bylaws; (10) as amended and registered on November 16, 1976, under N. 3,917, Book 84, Volume A of Argentine Stock Corporations Bylaws; (11) as amended and registered on July 8, 1977, under N. 2,237, Book 87, Volume A of Argentine Stock Corporations Bylaws; (12) as amended and registered on December 21, 1978, under N. 4,912, Book 88, Volume A of Argentine Stock Corporations Bylaws; (13) as amended registered on December 6, 1979, under N. 4,401, Book 90, Volume A of Argentine Stock Corporations Bylaws; (14) as amended and registered on March 25, 1981, under N. 1,105, Book 97, Volume A of Stock Corporations; (15) as amended registered on February 21, 1983, under N. 545, Book 98, Volume A of Argentine Stock Corporations; (16) as amended and registered on March 21, 1984, under N. 1,551, Book 99, Volume A of Stock Corporations; (17) as amended and registered on March 31, 1986, under N. 1,739, Book 101, Volume A of Stock Corporations; (18) as amended and registered on January 22, 1992, under N. 372, Book 110, Volume A of Stock Corporations; (19) as amended and registered on October 3, 1995, under N. 9223, Book 117, Volume A of Stock Corporations; (20) as amended registered on November 11, 1996, under N. 11,209, Book 120, Volume A of Stock Corporations; (21) as amended and registered on May 15, 1997, under N. 4894, Book 121, Volume A of Stock Corporations; (22) as amended and registered on June 11, 1998 under N. 3812, Book 1, Volume of Corporations; (23) as amended and registered on July 14, 2000 under N. 10116, Book 11, Volume of Corporations; (24) as amended and registered on October 26, 2000 under N. 16073, Book 13, Volume of Corporations; (25) as amended and registered on September 3, 2002, under N. 9737, Book 18, Volume of Corporations; (26) as amended and registered on February 12, 2003, under N. 2042, Book 19, Volume of Corporations; (27) as amended and registered on July 4, 2003, under N. 9191, Book 22, Volume of Corporations; (28) as amended and registered on August 22, 2003, under N. 11892, Book 22, Volume of Corporations; (29) as amended and registered on May 3, 2004, under N. 5377, Book 24, Volume of Corporations; (30) as amended and registered on November 29, 2004 under N. 15158, Book 26, Volume of Corporations; (31) as amended and registered on June 30, 2005 under N. 7618, Book 28, Volume of Corporations; (32) as amended and registered on January 26, 2009 under N. 1537, Book 43, Volume of Corporations; (33) as amended and registered on August 4, 2009 under N. 12887, Book 45, Volume of Corporations; (34) as adopted by the extraordinary and regular shareholder meeting held on January 30, 2009, and to be registered in the Volume of Corporations and (35) as adopted by the extraordinary and regular shareholder meeting held on March 27, 2009, and to be registered in the Volume of Corporations.

Objects and Purposes
Section 3 of our bylaws states that the object and purpose of the company is to do and engage in the following:
a) perform the following operations:
1)	explore, exploit, prospect for, detect, bore and drill hydrocarbon and any other kind of wells, as well as carry out activities related to mining extraction in general;
2)	purchase, sell, lease and operate drilling equipment, its spare parts and accessories and enter into any contract, to perform any act and carry out any operation related to mining extraction;
3)	manufacture, process, industrialize, purchase, sell, import, export and transport its own or third parties’ hydrocarbons and their by-products, whether they be liquid, solid or gaseous;
4)	enter into any kind of contracts for work and/or of service related to the aforementioned activities;
b) commercial transactions through the import, export, purchase and sale, transportation and distribution of products and goods related to electric power, mining, including the exercise or performance of representations, commissions, consignments and agencies;
c) financial transactions in general, including: loans and/or capital contributions to individuals or companies for present or future businesses; granting of bonds, guaranties and suretyships in favor of third parties; purchase and sale and management of shares, public bonds, debentures and other securities, except for the transactions stipulated in the limitations provided for in the Financial Entities Law and those transactions requiring public bidding;
d) real estate transactions through the acquisition, sale, barter, construction, fractionation, exploitation and lease of urban and rural real estate, including cooperative property transactions and the creation of rights in rem;
e) operation of navigation and maritime fluvial trade companies;
f) power generation, transformation, transmission and distribution operations; and
g) to render services or act as agent for itself or in favor of third parties.
In carrying out the aforementioned purposes and object, Petrobras Energía has full capacity to perform any act, enter into any contract and carry out any transaction directly or indirectly related thereto.
Provisions of the Bylaws Relating to Directors
Section 9 of the bylaws states that the Board of Directors shall hold a meeting with the majority of its members present at the meeting, whether in person or remotely as long as they can each communicate among themselves through other means of simultaneous sound, image or word transmission, and shall adopt resolutions by the majority of the votes present thereat, including remote participants. The Board of Directors meets formally at least once every three months, and is composed of nine members. All members of the Board of Directors have one vote for any matter decided upon. For more information on the election of Petrobras Energía Board of Directors, see “Item 6. Directors, Senior Management, and Employees—Directors and Senior Management—Petrobras Energía Board of Directors.”
In accordance with our bylaws, in the event any members of the Board refrain from voting on account of having a conflict of interest or material interest in the matter at hand, the Board shall adopt resolutions by a majority of the members who did not refrain from voting for such reason. Participation and vote of remote participants as well as all transmission of data shall be registered in the minutes of the meetings. Argentine Companies Law requires that directors refrain from voting on matters in which such director may have a conflict of interest.

Capital Stock
The description that follows provides a summary of the material provisions of our capital stock, in accordance with our bylaws and Argentine law and regulations.
Voting Rights
Each PESA Class B share entitles the holder to one vote.
All existing PESA Class A shares were converted into PESA Class B shares on March 11, 2009. There are no PESA Class A shares currently outstanding.
Cumulative Voting
Under Argentine law, a shareholder is entitled to cumulative voting procedures for the election of up to one-third of the directors being elected. If any shareholder notifies us of its decision to exercise its cumulative voting rights no later than three business days prior to the date of a meeting, all shareholders are entitled, but not required, to exercise their cumulative voting rights. Under cumulative voting, the aggregate number of votes that a shareholder may cast is multiplied by the number of vacancies to be filled in the election, and each shareholder may allocate the total number of its votes among a number of candidates not to exceed one-third of the number of vacancies to be filled. Shareholders not exercising cumulative voting rights are entitled to cast the number of votes corresponding to their shares for each candidate. The implementation of a staggered board does not impede or prohibit the exercise of cumulative voting in any manner.
Preemptive Rights
In the event of a capital increase, a holder of existing common shares of a given class has a preemptive right to subscribe for a number of shares of the same class sufficient to maintain the holder’s existing proportionate holdings of shares of that class.
Preemptive rights also apply to the issuance of certain convertible securities (obligaciones negociables) but do not apply upon conversion of these securities. Holders of ADSs may be restricted in their ability to exercise preemptive rights if a prospectus under the Securities Act relating to those securities has not been filed or is not effective or an exemption from registration is not available. You should note that we are not obligated to file a registration statement with respect to the shares relating to preemptive or accretion rights. Preemptive rights are exercisable during the 30 days following the last publication of notice to the shareholders in the Official Gazette and an Argentine newspaper of wide circulation. Pursuant to Argentine Companies law, the 30-day period may be reduced to ten days by a decision of our shareholders adopted at an extraordinary shareholders’ meeting. Preemptive rights may be suspended or limited in extraordinary circumstances with the favorable vote of more than 50% of all outstanding voting shares at an extraordinary shareholders’ meeting at which all shares will be entitled to exercise one vote, regardless of whether there are shares with multiple votes where the purpose of the capital increases is to issue shares as consideration for a contribution of assets to the company or to repay outstanding obligations.
Shareholders who have exercised their preemptive rights and indicated their intention to exercise additional preemptive rights are entitled to accretion rights, pro rata to their respective subscriptions, with respect to any unsubscribed shares by other shareholders during the preemptive rights period, in accordance with the terms of Article 194 et seq. of the Argentine Companies Law. Shares not subscribed by the shareholders by virtue of their exercise of preemptive rights or accretion rights may be offered to third parties.

Appraisal Rights
Whenever our shareholders approve (1) a spinoff or merger in which we are not the surviving corporation, (2) a change in our corporate legal status, (3) a fundamental change in our corporate purpose, (4) a change of our domicile to a location outside Argentina, (5) a voluntary withdrawal from a public offering or delisting, (6) the continuation of our company in the case of a mandatory delisting or cancellation of the authorization for a public offering, (7) a capital increase approved by an extraordinary shareholders’ meeting which would require a disbursement by shareholders or (8) a total or partial recapitalization following a mandatory reduction of capital or liquidation, any shareholder that voted against this action may withdraw from our company and receive the book value of his shares, determined on the basis of our latest balance sheet prepared or that should have been prepared in accordance with Argentine laws and regulations, provided that this shareholder exercises his appraisal rights within the period set forth below. However, because of the absence of legal precedent directly on point, there is doubt as to whether holders of our ADSs will be able to exercise appraisal rights either directly or through the depositary with respect to Class B shares represented by our ADSs. Appraisal rights must be exercised within five days following the adjournment of the meeting at which the resolution was adopted, in the event that the dissenting shareholder voted against such resolution, or within 15 days following such adjournment if the dissenting shareholder did not attend such meeting and can prove that he was a shareholder on the date of such meeting. In the case of a merger or spinoff, appraisal rights may not be exercised if the shares to be received as a result of such transaction are authorized for public offering or listed. Appraisal rights are extinguished if the resolution giving rise to such rights is revoked at another shareholders’ meeting held within 60 days of the meeting at which the resolution was adopted.
Payment on the appraisal rights must be made within one year of the date of the shareholders’ meeting at which the resolution was adopted, except when the resolution was to delist our stock or to continue our company following our mandatory delisting, in which case the payment period is reduced to 60 days from the date of the related resolution.
Acquisition of Class B Shares by Class B Shareholders
Argentina law provides that if any person or group of persons acquires shares or securities convertible into shares representing at least three percent of a public company’s capital stock, then these persons must, within three days following the acquisition, give the company notice of the acquisition, irrespective of any additional notice requirements under applicable rules of any stock exchange or regulatory agency. The notice must state the acquisition dates and prices, the voting power acquired, the purpose of the acquisition and the intention of the acquiror (including, without limitation, whether it intends to increase its holding or to obtain control). This provision also applies to subsequent acquisitions involving a number of shares or securities convertible into shares representing at least three percent of the company’s capital stock.
Capital Increases and Reductions
Our capital stock may be increased by resolution of an ordinary shareholders’ meeting. Capital increases do not require an amendment of our bylaws, but must be approved by the CNV, published in the Official Gazette and registered with the Public Registry of Commerce. Capital reductions may be voluntary or mandatory. Voluntary reductions of capital must be approved by an extraordinary meeting of shareholders and may take place only after notice is published and creditors are given an opportunity to obtain payment or collateralization of their claims or attachment. Reductions of capital are mandatory when losses have exceeded reserves or more than 50% of our stated capital.
Shares issued in connection with any increase in capital must be divided among the various classes in proportion to the number of shares of each class outstanding at the date of the issuance, provided that the number of shares of each class actually issued may vary based on the exercise of preemptive rights and additional preemptive rights in accordance with the procedure described in the preceding section.
Redemption and Repurchase
Our shares are subject to redemption in connection with a reduction in capital by the vote of a majority of shareholders at an extraordinary shareholders’ meeting. Any shares so redeemed must be cancelled by us.
We may repurchase fully paid shares of our capital stock with retained earnings or freely available reserves, upon a determination of the board that this repurchase is necessary in order to avoid a material adverse effect to us. The board’s determination must be explained to shareholders at the next annual shareholders’ meeting. We may also repurchase shares of our capital stock held by a company acquired by or merged with us. In either case, we are required to resell the shares purchased within one year and must give shareholders a preemptive right to purchase these shares. Any shares repurchased by us will not be considered in the determination of a quorum or a majority.

Preferred Shares
We may issue non-voting preferred shares or preferred shares with one vote per share. The economic preferences and rights of our preferred shares will be determined at the shareholders’ meeting authorizing the issue of the preferred shares. Non-voting preferred shares may vote one vote per share in the following circumstances: (1) if we are in default with respect to the payment of preferred share dividends, (2) if the events described under “—Meetings of Shareholders—Quorum and Voting Requirements” occur, and (3) if the preferred shares have been listed on a stock exchange and that listing is cancelled or suspended.
Liquidation
The liquidation of our company may be carried out by our Board of Directors or by one or more liquidators appointed by the shareholders to wind up its affairs. In the event of liquidation, our assets will be applied to satisfy our debts and liabilities including liquidation expenses. Any remaining amounts will be distributed as follows: (1) the amount of the preferred shares issued shall be reimbursed at its paid-in, nominal value; (2) the amount of common shares shall be reimbursed at their paid-in, nominal value; (3) cumulative dividends in arrears on preferred shares shall be paid; and (4) the remaining balance shall be distributed pro rata among all holders of common shares.
Changes in Shareholder Rights
See “—Meetings of Shareholders” below.
Audit Committee
The bylaws of Petrobras Energía state that the company shall have an Audit Committee composed of three regular directors and an equal or smaller number of alternate members. For more details on our Audit Committees see “Item 6. Directors, Senior Management and Employees—Board Practices—Audit Committee”.
Meetings of Shareholders
General
Shareholders’ meetings may be ordinary or extraordinary. We are required to hold an ordinary shareholders’ meeting within four months of the close of each fiscal year to consider the approval of our annual financial statements, the allocation of net income for the fiscal year, the approval of the reports of the Board of Directors and the Statutory Supervisory Committee and the election and remuneration of directors and members of the Statutory Supervisory Committee. Other matters that may be considered at an ordinary meeting include the responsibility of directors and members of the Statutory Supervisory Committee, capital increases and the issuance of certain corporate bonds. Extraordinary shareholders’ meetings may be called at any time to consider matters outside the scope of authority of an ordinary meeting, including amendment of the bylaws, issuance of debentures, early dissolution, merger, spinoff, reduction of capital stock and redemption of shares, changing our company from one type of legal entity to another and limitation of shareholders’ preemptive rights.
Notices
Notice of shareholders’ meetings must be published for five days in the Official Gazette of the Republic of Argentina, in an Argentine newspaper of wide circulation and in the publications of Argentine exchanges or securities markets in which our shares are traded, at least ten days prior to the date on which the meeting is to be held as per Argentine Companies Law, and at least 20 days prior to the meeting as per Decree No. 677/01. The notice must include information regarding the type of meeting to be held, the date, time and place of the meeting and the agenda. If there is no quorum at the meeting, notice for a meeting on second call must be published for three days, at least eight days before the date of the second meeting, and must be held within 30 days of the date for which the first meeting was called. The first call and second call notices may be effected simultaneously in order for the meeting on second call to be held on the same day as the meeting on first call, but only in the case of ordinary shareholders’ meetings. Shareholders’ meetings may be validly held without notice if all shares of our outstanding capital stock are present and resolutions are adopted by unanimous vote.

The Board of Directors will determine appropriate publications for notice outside Argentina in accordance with requirements of jurisdictions and exchanges where our shares and ADS are traded.
Quorum and Voting Requirements
The quorum for ordinary shareholder’s meetings on first call is a majority of the shares entitled to vote, and action may be taken by the affirmative vote of an absolute majority of the shares present that are entitled to vote on such action. If a quorum is not available, a second call meeting may be held at which action may be taken by the holders of an absolute majority of the shares present, regardless of the number of such shares. The quorum for extraordinary shareholders’ meetings on first call is sixty percent of the shares entitled to vote, and if such quorum is not available, a second call meeting may be held, for which there is no quorum requirement.
Action may be taken at extraordinary shareholders’ meetings by the affirmative vote of an absolute majority of shares present that are entitled to vote on such action, except that the approval of a majority of shares with voting rights is required in both first and second call for: (1) the transfer of our domicile outside Argentina, (2) a fundamental change of the corporate object set forth in the bylaws, (3) our anticipated dissolution, (4) the total or partial repayment of capital, (5) a merger of our company, if we are not the surviving entity, (6) a spinoff of our company, or (7) changing our corporate legal status.
Shareholders’ meetings may be called by the Board of Directors or the members of the Statutory Supervisory Committee whenever required by law or whenever they deem it necessary. Also, the Board of Directors or the members of the Statutory Supervisory Committee are required to call shareholders’ meetings upon the request of shareholders representing an aggregate of at least five percent of our outstanding capital stock. If the board or the Statutory Supervisory Committee fail to call a meeting following this request, a meeting may be ordered by the CNV or by the courts. In order to attend a meeting, a shareholder must deposit with us a certificate of book-entry shares registered in its name and issued by Caja de Valores at least three business days prior to the date on which the meeting is to be held. Shareholders may be represented by proxy. Proxies may not be granted to directors, members of the Statutory Supervisory Committee or officers or employees of our company.
Conflict of Interest
A shareholder who votes on a matter involving our company in which its interest conflicts with ours may, under Argentine law, be liable for damages to us resulting from its decision, but only if the transaction would not have been approved without its vote.
Limitations on Foreign Investment in Argentina
Under the Argentine Foreign Investment Law, as amended (“FIL”), the purchase of stock by an individual or legal entity domiciled abroad or by a local company of foreign capital (as defined in the FIL) constitutes a foreign investment subject to the FIL. Foreign investments are generally unrestricted. However, foreign investments in certain industries are restricted to a certain percentage. No approval is necessary to purchase our Class B shares. The FIL does not limit the right of non-resident or foreign owners to hold or vote our Class B shares, and there are no restrictions in our bylaws limiting the rights of non-residents or non-Argentines to hold or vote our Class B shares.
However, General Resolution No. 7 passed in September 2003 by the IGJ and other related regulations set forth certain requirements for foreign entities registered with the IGJ. It requires, among other things, disclosure of information related to proprietary interests in assets located outside Argentina to be at least equivalent in value to those located inside Argentina. The entities must comply with these requirements in order to (1) perform activities on a regular basis through their Argentine branches (Section 118, Argentine Companies Law), or (2) exercise their ownership rights in Argentine Companies (Section 123, Argentine Companies Law). In cases where the IGJ has concluded that the entities (a) do not have assets outside Argentina; or (b) have non-current assets that are not materially significant compared to those non-current assets which are owned by them and located in Argentina; or (c) the entity’s address in Argentina becomes the place where this entity makes a majority of its decisions, corporate or otherwise, the entities may be required to amend and register their bylaws to comply with Argentine law, thereby becoming an Argentine entity subject to Argentine law according to Section 124 of Argentine Companies Law. In addition, Argentine companies with shareholders consisting of such entities that fail to comply with these requirements may be subject to the following sanctions: (1) the IGJ may not register corporate decisions adopted by the Argentine Company when its offshore shareholder votes as a shareholder and when that vote is essential in attaining a majority and any decisions made pursuant to such vote related to the approval of its annual balance sheet may be declared null and void for administrative purposes; (2) whether or not the vote of the offshore entity is necessary for purposes of determining quorum or majority, the IGJ may register the decision without considering that vote; and (3) the directors of the Argentine company may be held personally liable for actions taken by the Argentine company.

Change of Control
In 2001, Argentina adopted Decree No. 677/2001 which, among others, establishes an optional statutory system for binding public offers, which regulates the change of control of a public company. According to this decree, if a person or entity, directly or indirectly, acquires a determined percentage of the voting shares of a public company with the intention of obtaining control, then that person or entity must publicly tender to purchase all of the target’s outstanding shares. Companies are free to opt out of the decrees requirements, provided they do so expressly in their bylaws. We, with the approval of our shareholders, have opted out of these requirements. This does not prevent an acquiror from voluntarily commencing an offer for all our shares.
MATERIAL CONTRACTS
We are party to a number of material financing agreements, including the underlying agreements for the company’s Global Bond Program, and letters of credit entered into to backstop certain financial commitments under the ship or pay contract with OCP. These agreements and other financing agreements are briefly described under “Item 5. Operating and Financial Review and Prospects—Off-Balance Sheet Transactions”, “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing activities” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources— Description of Indebtedness”.
On September 1, 2005, CIESA, its current shareholders and creditors entered into a Restructuring Agreement relating to CIESA’s debt. See “Item 4. Information on the Company—Gas and Energy—Gas Transportation — TGS—Our interest in TGS and Corporate Developments” and Exhibits 4.1 and 4.2 to this annual report.
Our agreements with related parties are described in “Related Party Transactions” under Item 7.
EXCHANGE CONTROLS
For more information on exchange controls imposed by the Argentine government, see “Item 3. Exchange Rates—Exchange Controls,” and “Item 5. Description of Indebtedness.”
TAXATION
The discussion in this section, “Taxation” describes tax matters relating to the acquisition, ownership and disposition of our Class B shares and ADSs, pursuant to the Deposit Agreement entered into or to be entered into with Citibank, N.A. as Depositary.
There is at present no income tax treaty between Argentina and the United States.
Argentine Taxes
General
The discussion describes the principal Argentine tax consequences of the acquisition, ownership and disposition of our Class B shares or ADSs, but it does not purport to be a comprehensive description of all of the Argentine tax considerations that may be relevant to your decision to acquire our Class B shares or ADSs. In this description of Argentine tax law, the purchase, sale or disposition of ADSs is treated as a purchase, sale or disposition of Class B shares.

The discussion is based upon Argentine tax laws, regulations and administrative and judicial interpretations in effect as of the date of this annual report and subject to change with possible retroactive effect. In addition, this summary is based in part on representations of the Depositary and assumes that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement for our ADSs or any related document will be performed in accordance with its terms. Prospective purchasers of Class B shares or ADSs should consult their own tax advisors as to the Argentine or other tax consequences of the acquisition, ownership and disposition of our Class B shares or ADSs in their particular circumstances.
Income Tax
Capital gains
Sales or other dispositions of our Class B shares or ADSs by non-residents of Argentina or Argentine resident individuals or undivided estates located in Argentina are exempt from paying income tax on the resulting capital gains. However, capital gains of legal entities domiciled in Argentina resulting from the sale or other disposition of our Class B shares or ADSs will be subject to income tax at a 35% rate. Some investment funds and foundations are not subject to income tax.
Dividends
Dividends paid on our Class B shares or ADSs, whether in cash, property or other equity securities, and any other payment in kind, are not subject to income tax withholding, except for dividends paid in excess of the Company’s taxable accumulated income for the previous fiscal period, which are subject to withholding at the rate of 35% on such excess. This is a final tax and it is not applicable if dividends are paid in shares (acciones liberadas) rather than in cash.
With respect to dividends paid to shareholders residing abroad, such withholding may be reduced by a tax treat between Argentina and their country of residence.
Citibank, N.A. is our paying agent in the United States. See “Item 8. Financial Information—Dividends” and “Item 9. Offering and Listing Details”.
Capital reductions and other distributions
Capital reductions and redemptions of our Class B shares and ADSs are not subject to income tax up to an amount equivalent to the adjusted contributed capital corresponding to the Class B shares and ADSs to be redeemed plus accumulated taxable earnings after income taxes paid and dividends received. Any distribution exceeding this amount will be considered as a dividend for tax purposes and withholding tax will apply as described above.
Personal property tax
Corporations, partnerships, establishments, financial trusts and other legal entities domiciled or located in Argentina are not subject to the personal property tax.
Shareholdings or interests in companies governed by Argentine Companies Law, that are held by individuals or undivided estates domiciled or located in Argentina or abroad, or by companies or other legal persons located abroad, are subject to the personal property tax. A company is liable for the personal property tax payable by its shareholders in respect of their share ownership. A company liable for this tax payment will be entitled to seek reimbursement of the amount paid from the shareholders, by way of withholding or by foreclosing directly on the assets that gave rise to such payment. Consequently, we are liable to pay personal property tax in respect of our Class B shares and ADSs and we are entitled to seek reimbursement of the amount paid from shareholders. We usually seek these reimbursements through a withholding on dividend payments. The applicable tax rate is 0.50% on the equity value of the shares, calculated as of December 31 of the year under consideration.
For purposes of the above paragraph, shareholdings or interests in companies governed by Argentine Companies Law held by companies or any other kinds of legal persons domiciled or located abroad, are presumed to indirectly belong to individuals domiciled abroad or to undivided estates located abroad. Contrary evidence is not accepted to rebut this presumption.

Tax treaties
There is currently no income tax treaty or convention between Argentina and the United States.
Other taxes
There is no inheritance, gift, succession or value-added tax applicable to the ownership, transfer, exchange or disposition of our Class B shares or ADSs.
There is no Argentine gross revenue tax applicable on our Class B shares or ADSs or on income obtained from the disposition of our Class B shares or ADSs.
Our Class B shares or ADSs owned by legal entities (corporations, partnerships, certain associations and non-financial trusts organized in Argentina and permanent establishments owned by foreign beneficiaries) are exempt from tax on minimum presumed income.
Commissions paid on brokerage transactions for the sale of our Class B shares on the Buenos Aires Stock Exchange are subject to a value-added tax at a rate of 21%.
United States Federal Income Taxes
General
The following discussion summarizes the United States federal income tax considerations relevant to the acquisition, ownership and disposition of Class B shares or ADSs by U.S. holders (as defined below). This discussion is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated or proposed under the Code, published rulings, and administrative and judicial interpretations of the Code and the Treasury regulations, all as of the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This summary is based in part on representations of the depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement for our ADSs or any related document will be performed in accordance with its terms. This discussion is addressed only to U.S. holders and does not address any United States federal income tax considerations that might be relevant to persons other than U.S. holders. Further, this discussion deals only with U.S. holders that hold ADSs as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code, and does not address the tax treatment of holders that may be subject to special tax rules, such as banks, insurance companies, tax-exempt organizations, financial institutions, brokers or dealers in securities or currencies, traders in securities or currencies that elect mark-to-market treatment, persons that hold the ADSs as part of a hedge, “straddle,” “conversion transaction” or other integrated investment, persons that hold Class B shares or ADSs through a partnership or other pass-through entity, U.S. holders who have a “functional currency” other than the U.S. dollar or U.S. holders that own or are treated as owning 10% or more of the voting power of our shares.
This discussion does not describe all aspects of United States federal income taxation that may be relevant to a particular investor in light of such investor’s particular circumstances. U.S. holders should consult their own tax advisors as to the specific tax consequences of the acquisition, ownership and disposition of our Class B shares or ADSs, including the application and effect of United States federal, state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.
In general, for United States federal income tax purposes, if you hold our ADSs, you will be treated as the beneficial owner of our Class B shares represented by those ADSs. For purposes of this discussion, you are a U.S. holder if you are a beneficial owner of our Class B shares and you are, for United States federal income tax purposes, (a) an individual who is a citizen or resident of the United States, (b) a corporation (or other business entity created or organized in or under the laws of the United States or of any state or the District of Columbia treated as a corporation), or (c) otherwise subject to United States federal income taxation on a net income basis with respect to the ADSs or the Class B shares.

The U.S. federal income tax consequences of a partner in a partnership holding our Class B shares or ADSs generally will depend on the status of the partner and the activities of the partnership. Partners in such a partnership should consult with their own tax advisors.
Taxation of our ADSs
Distributions
Distributions we make on our Class B shares or ADSs will be treated as taxable dividends to you to the extent of our current and accumulated earnings and profits as determined under United States federal income tax principles. A dividend, generally, will be included in the gross income of a U.S. holder when the dividend is actually or constructively received by the depositary. Such dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.
Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The ADSs are, or will be, listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for United States federal income tax purposes with respect to our 2008 or 2009 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2010 taxable year.
Based on existing guidance, it is not entirely clear whether dividends received with respect to the Class B shares will be treated as qualified dividends, because the Class B shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which U.S. holders of ADSs or common stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. U.S. holders of Class B shares or ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.
The amount of dividend income taxable to you generally will include the amount of Argentine taxes, if any, that we withhold (as described under “—Argentine Taxes”). Thus, in the event such withholding taxes are imposed, you most likely will be required to report income in an amount greater than the cash you receive in respect of payments made in respect of the ADSs. Subject to various limitations, you may be eligible to claim the Argentine income tax withheld in connection with any distribution on ADSs as a credit or deduction for purposes of computing your United States federal income tax liability. Foreign tax credits will not be allowed for withholding taxes imposed with regard to certain short-term or hedged positions in securities and may not be allowed with regard to arrangements in which a U.S. holder’s expected economic profit is insubstantial. Dividends we pay in respect of our ADSs generally will be treated as foreign source income and generally will constitute “passive” income for foreign tax credit purposes. Special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of United States federal income tax. U.S. holders should consult with their own tax advisors with regard to the availability of foreign tax credits and the application of the foreign tax credit limitations in light of their particular situation.
If a dividend is paid in pesos, the amount you must include in gross income will be the U.S. dollar value of the distributed pesos, as determined on the date of receipt by the Depositary, regardless of whether the payment is in fact converted into U.S. dollars at that time. You will have a tax basis in such pesos for United States federal income tax purposes equal to the U.S. dollar value on the date of such receipt. Any subsequent gain or loss in respect of such pesos arising from exchange rate fluctuations will be ordinary income or loss and will be treated as income from U.S. sources for foreign tax credit purposes.

It is unlikely that you will be able to claim a foreign tax credit for any Argentine personal property tax (as described in “—Argentine Taxes”), but you may be able to deduct such tax in computing your United States federal income tax liability, subject to applicable limitations.
Sale, exchange or other disposition
Deposits and withdrawals of our Class B shares by U.S. holders in exchange for our Class B shares or ADSs will not result in the realization of gain or loss for United States federal income tax purposes.
Upon a sale, exchange or other disposition of our Class B shares or ADSs, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized on such disposition (which, in the event of a redemption, will include any amount withheld by us in respect of Argentine taxes imposed on such redemption) and the U.S. holder’s adjusted tax basis in our Class B shares or ADSs (which, generally, is the U.S. dollar cost thereof). Any gain that you recognize generally will be treated as U.S. source income for United States foreign tax credit purposes. Consequently, if a withholding tax is imposed on such gain, you will not be able to use any corresponding tax credit unless you have other foreign source income of the appropriate type in respect of which the credit may be used. Prior to January 1, 2011, long-term capital gains recognized by an individual holder are taxable at a maximum rate of 15%.
Backup withholding
The information reporting requirements of the Code generally will apply to distributions on, as well as to proceeds from the sale of exchange or our Class B shares or ADSs. Subject to certain exceptions, “backup withholding” may apply to payments of dividends on our Class B shares or ADSs and to payments of the proceeds of a sale or exchange of the Class B shares or ADSs that are made to a non-corporate U.S. holder if such holder fails to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules. The backup withholding tax is not an additional tax and may be credited against a U.S. holder’s United States federal income tax liability, provided that correct information is provided to the Internal Revenue Service. U.S. holders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such exemption, if applicable.
DOCUMENTS ON DISPLAY
We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its public reference rooms in Washington, D.C., at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Foreign private issuers, like Petrobras Energía, have been required to make filings with the SEC by electronic means since November 4, 2002. Any filings we make electronically are available to the public over the Internet at the SEC’s web site at http://www.sec.gov.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The following qualitative and quantitative information discusses our exposure to market risks in the ordinary course of business. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of several factors including those set forth in “Item 3. Key Information—Risk Factors.” Uncertainties that are either non-financial or non-quantifiable, such as political, economic, tax, other regulatory, or credit risks, are not included in the following assessment of our market risks.
Qualitative Disclosures
Our results of operations and financial condition are exposed to market risk from three principal areas: (1) commodity price risk, (2) foreign currency exchange rate risk, and (3) interest rate risk. We periodically review the risks associated with our businesses at a senior management level, based on an approach that has evolved from an independent analysis of each business unit to a risk management strategy that focuses on measuring and monitoring the risks that affect our overall portfolio of assets. We believe our risk management strategy, which is in line with our business integration strategy, allows for efficient growth in the vertical integration of our business, while balancing market risks in the business value chain.
Within this context, the Company’s management evaluates from time to time the possibility of using hedging derivative instruments. These financial operations, when and if used by us, might expose us to credit risk of our counterparts. We apply strict requirements for the approval of lines of credit, and we also apply several procedures to assess such risks and seek to reduce our credit exposure in a variety of ways such as agreements for advance collateral payment or collection and the offset of collections and payments.
The boards of directors of our affiliates formulate their relevant risk management policies.
Commodity price risk
In the Oil and Gas Exploration and Production, Refining and Distribution, and Petrochemicals businesses we are affected by numerous factors outside of our control, including, but not limited to, market fluctuations, government regulations relating to prices, taxes, royalties, and certain other factors related to commodities, especially crude oil and by-products.
In Argentina, the series of regulations imposed by the Government, focused particularly on the energy sector, aimed at reducing the impact of inflationary pressures, has negatively limited our exposure to market risk in relation to price volatility, preventing us from profiting from higher prices for commodities. See “Analysis of the Consolidated Results of Operations—Factors Affecting our Consolidated Results of Operations—Regulation of the Energy Industry in Argentina”.
Historically, we have prioritized a risk strategy that, principally through swaps, producer collars and options, was designed to set crude oil sale prices at certain intervals. The use of derivative instruments depends on our management’s perception of future economic events and developments. As of the date of this annual report, we do not have a position in any such derivative instruments, but we may decide to enter into derivative instruments in the future.
Foreign exchange risk
Our results of operations and financial condition are sensitive to changes in the exchange rate between the Argentine peso and other foreign currencies.
As of December 31, 2009, a significant portion of our and our affiliates’ debt was denominated either directly or indirectly in U.S. dollars. This exposes us to foreign exchange risks. Diversification of the Company’s businesses with foreign operations having a cash flow primarily denominated in U.S. dollars, commodity prices that are sensitive to dollar price changes, in addition to our policy of maintaining a significant amount of our investments in U.S dollars, help us mitigate our U.S. dollar-exposure.

Interest rate risks
Interest rate risk management mainly aims at reducing overall financial costs and adjusting our exposure to increasing interest rates.
In order to reduce interest rate volatility, we, by means of the application of mathematical models that incorporate historical volatility and correlation analyses, permanently evaluate the opportunity to enter into derivative instruments.
As of December 31, 2009, approximately 79% our total financial debt was subject to fixed rates and 21% was subject to variable rates. The variable rate debt is mainly linked to the LIBO rate plus specified spreads. This risk, however, is mitigated by the natural hedge provided by certain liquid financial assets or marketable securities with remuneration determined by LIBO or a similar rate.
Quantitative Disclosure
The following table provides information about our financial debt that is sensitive to foreign exchange rates and interest rates as of December 31, 2009.
Foreign Currency Exchange Rate Risk and Interest Rate Risk

	Expected Maturity
								Estimated
	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
	(in millions of pesos)
Short-and Long-Term Debt U.S. dollar:
Fixed Rate	1,747	—	—	760	—	1,904	4,411	4,569
Average interest rate (%)	8.75	—	—	9.38	—	7.28	—	—
Variable rate	115	503	363	136	14	7	1,138	1,138
Average interest rate (%)	3.93	3.03	5.16	5.24	2.54	2.54	—	—

Total	1,862	503	363	896	14	1,911	5,549	5,707

The estimated fair value of publicly traded long-term debt is based on quoted market prices, and for the remaining long-term debt estimated fair value was calculated based on the current rates available to the Company for debt of similar remaining maturities.
A table reconciling the above figures to our financial statements, which include the proportional consolidation of jointly controlled companies with third parties, CIESA and Distrilec, is presented below:

	Short-Term	Long-Term
	debt	debt	Total
	(In millons of pesos)

Debt obligations (1) without proportional consolidation	1,862	3,687	5,549
PESA’s interest in Distrilec’s debt obligations	39	113	152
PESA’s interest in CIESA’s debt obligations	607	790	1,397

Debt obligations (2) with proportional consolidation	2,508	4,590	7,098

(1)	As reported in tabular presentation.

(2)	As reported in the consolidated balance sheet of our financial statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A- Not applicable
B- Not applicable
C- Not applicable
12.D — American Depositary Shares
Fees and Charges Applicable to ADS Holders
The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary also collects fees for making distributions to investors, by deducting those fees from amounts being distributed or by selling a portion of the distributable property to pay the fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.
Holders of ADS and persons depositing or withdrawing shares or ADSs, or persons to whom distributions are made, must pay:

Rate:	For:

Up to U.S.$5.00 per 100 ADSs (or fraction thereof)	Issuance of ADSs, including issuances resulting from a distribution of ADSs or exercise of rights to purchase additional ADSs, and excluding issuances resulting from cash distributions other than cash dividends (i.e., sale of rights and other entitlements).

Surrender of ADSs for the purpose of withdrawal of deposited securities.

Up to U.S.$5.00 per 100 ADSs (or fraction thereof)	Distribution of cash dividends.

Up to U.S.$ 2.00 per 100 ADS (or fraction thereof)	Any cash distribution other than cash dividends.

Up to U.S.$ 5.00 per 100 ADS (or fraction thereof)	Distribution of securities other than ADS or rights to purchase additional ADS.

Registration fees	Registration of transfer of shares in the shares register and applicable to transfers of shares to or from the name of the custodian, the depositary or any nominees upon making deposits or withdrawals.

Expenses of the depositary	Cable, telex and facsimile transmissions and delivery. Conversion of foreign currency.

Taxes (including applicable interest and penalties) and other governmental charges	As necessary

Any fess and expenses incurred by the depositary or its agents, including the custodian, for servicing the deposited securities or in connection with compliance with exchange control regulations and other applicable regulatory requirements.
As necessary

Fees and Direct and Indirect Payments Made by the Depositary to the Company
Past Fees and Payments
During 2009, the Company received from the depositary a reimbursement of US$ 70,000 for (i) investor relation expenses, (ii) annual NYSE listing fees, and (iii) standard out-of-pocket administrative, maintenance and shareholder service expenses for providing services to the registered American depositary receipts holders, consisting, without limitation, of expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls, incurred by the Company during the year ended December 31, 2009. In addition, the depositary waived the cost of various support services that it provided to the Company.
Future Fees and Payments
The depositary may reimburse the Company for certain expenses incurred by the Company in respect of the the ADR program established pursuant to the Deposit Agreement upon such terms and conditions as the Company and the Depositary have agreed upon and as may be further agreed upon from time to time. The Company shall pay to the depositary such fees and charges and reimburse the depositary for such reasonable out-of-pocket expenses as the depositary and the Company may agree from time to time.
As of the date of this annual report, the Company is negotiating the amount of reimbursements as a result of the merger between PEPSA and PESA, pursuant to which PEPSA was merged and absorved into PESA, being PESA the surviving company.

PART II
Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
Item 15. CONTROLS AND PROCEDURES
a) Disclosure Controls and Procedures
We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2009. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that they file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.
b) Management’s Annual Report on Internal Control over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal controls is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The Company’s management assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2009. In making this assessment, management used the criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluations and those criteria, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2009.
Our assessment of internal controls over financial reporting excludes the internal control over financial reporting of CIESA and Distrilec, which are consolidated into our consolidated financial statements as of December 31, 2009 and for the year then ended on the basis of the proportionate consolidation method required by the professional accounting principles in force in the City of Buenos Aires. We have neither the ability to dictate or modify the controls of those entities, nor the ability, in practice, to assess those controls. Consequently, we have not included in our assessment the internal control over financial reporting of CIESA and Distrilec. The financial statements of CIESA and Distrilec proportionately consolidated represented assets constituting 21% as of December 31, 2009 and net sales constituting 15% for the year then ended of the respective consolidated totals. Under US GAAP, CIESA and Distrilec would be treated as equity investees.

c) Attestation Report of the Registered Public Accounting Firm
Sibille, a member firm of KPMG International, an independent registered public accounting firm, has audited our effectiveness of internal controls over financial reporting as of December 31, 2009. The reports on the audit of our internal controls over financial reporting are included below, beginning on page F-3.
d) Changes in Internal Control over Financial Reporting
There have been no changes in our internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act during the period covered by this annual report on Form 20- F that have materially affected or are reasonable likely to materially affect our internal control over financial reporting. Additionally, there have been no changes in our internal controls over financial reporting or other factors that have occurred subsequent to the balance sheet date and through the date of this annual report that might materially and adversely affect our internal controls over financial reporting as of December 31, 2009.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Cedric Bridger is an “audit committee financial expert,” and that Mr. Bridger is independent, within the meaning of this Item 16A. See “Item 6. Directors, Senior Management, and Employees — Audit Committee”.
Item 16B. CODE OF ETHICS
We have adopted a code of ethics, as defined in Item 16B of Form 20-F. Our code of ethics applies to our chief executive officer and our chief financial officer, as well as to other executive officers and employees. Our code of ethics is available on our web site at http://www.petrobras.com.ar, in the section “Corporate Governance”, inside the section entitled “Investor Center”.
Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit and Non-Audit Fees
Fees for professional services provided to us by our independent auditors, during the fiscal years ended December 31, 2009 and 2008 in each of the following categories are discussed below:
The following table summarizes the fees for professional services provided to Petrobras Energía, on a consolidated basis:

	Year ended December 31,
	2009	2008
	(in thousands of pesos)
Audit fees	9,526	13,076
Audit-related fees	—	202
Tax fees	—	—

Total fees	9,526	13,278

Audit fees. Audit fees in the above tables are mainly for professional services rendered in connection with the audit of our consolidated annual financial statements and the review of our quarterly reports, statutory audits of the financial statements of certain of our subsidiaries, and the provision of comfort letters.
Audit-related fees. Audit related fees in the above tables are mainly for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not otherwise reported as Audit Fees.
Independent Auditors. For each of the years ended December 31, 2009 and 2008, Sibille, a member firm of KPMG International, served as our independent auditors and audited our financial statements.
The Shareholders’ Meeting of Petrobras Energía held on March 26, 2010 designated Sibille, member firm of KPMG International, as Petrobras Energía’s independent auditors for the year to be ended December 31, 2010.
Audit Committee Pre-Approval Policies and Procedures
The Audit Committee must pre-approve all services provided by the external auditors to ensure the auditors’ independence and compliance with all applicable legal restrictions. Pre-approval is either general or specific in nature. All services that are predictable and recurrent in nature and can be performed in a reasonably foreseeable time frame and at a cost that can be reasonably estimated may be approved by the Audit Committee in a general fashion on an annual basis. Services to be pre-approved on a general basis must be described in sufficient detail so that their scope is readily apparent. This description must also include an estimate of the fees payable for such services. Specific pre-approval is required for any services not subject to general pre-approval and/or exceeding the estimated cost of those services. Detailed, written descriptions of any proposed services must be delivered to the administrative manager, who will determine whether such services have already been pre-approved and bring to the Audit Committee’s attention those services that have not been pre-approved. Any doubts as to the scope of a pre-approved service must be resolved exclusively by the Audit Committee. Prior to Audit Committee meetings and at least three times a year, the administrative manager must provide a report on all services provided by the external auditor and related fees to the Audit Committee. The Audit Committee is also required to periodically discuss with the external auditors the services they provide to us and our affiliates and the compensation they receive for those services.

All services performed by the independent auditor during 2009 were approved by the Audit Committee in accordance with this policy and the aforementioned procedures. This approval applied to the audit of all Petrobras Energía’s subsidiaries.
All services performed by the independent auditor during 2008 were approved by the Audit Committee of Petrobras Energía Participaciones. This approval applied to the audit of all Petrobras Energía Participaciones’ subsidiaries, including Petrobras Energía.
Item 16D. EXEMPTION FROM THE LISTING STANDARD FOR AUDIT COMMITTEES
Not applicable.
Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES PURCHASERS
From January 1, 2009 to December 31, 2009, no purchases were made by us or on our behalf or by any affiliated purchaser of our ordinary shares or ADSs. The account Treasury Shares corresponds to 3,385,947 Company shares resulting from the exchange of 9,431,210 Class B shares of PEPSA held by the Company. These shares will be sold within the term and pursuant to the conditions provided of Section No. 220 of the Law No. 19,550. See “Notes to PESA’s financial statements-4.Valuation methods-p)shareholders-equity accounts”.

Item 16G. CORPORATE GOVERNANCE
Comparison of New York Stock Exchange Corporate Governance Standards and Our Corporate Governance Practice
On November 4, 2003, the NYSE established corporate governance rules applicable to listed companies. These rules, and the amendments thereto, are codified in Section 303A of the NYSE’s Listed Company Manual.
Under these rules, foreign private issuers are subject to a more limited set of corporate governance requirements than U.S. domestic issuers. As a foreign private issuer, pursuant to Rule 303A.11 of the Listed Company Manual of the NYSE, we must provide a brief description of any significant difference between our corporate governance practices and those followed by U.S. companies in accordance with the NYSE listing standards. As required by the NYSE and Item 16G of Form 20-F, the table below discloses the significant differences between our corporate governance practices and the NYSE rules. Our corporate governance practices are described in further detail elsewhere in this annual report. See “Item 6. Directors, Senior Management and Employees” and “Item 10. Additional Information—Memorandum and Articles of Association”.

Section of the
NYSE Listed
Company	New York Stock Exchange Corporate
Manual	Governance Rules for Domestic Issuers	Our Practices

Independent Director

303A.01	Listed companies must have a majority of independent directors on their board of Directors. “Controlled companies,” which would include our company if it were a U.S. issuer, need not comply with this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, a group or another company, rather than the public.	Argentine law does not require us to have a majority of independent board members. Only the majority of the directors on the Audit Committee must be independent.

Independence Tests

303A.02	(a) This section establishes general standards to determine directors’ independence. No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). The board of directors is also required to identify which directors are independent and disclose the basis for that determination.	At our annual shareholders meeting, our shareholders determine in accordance with Resolution No. 368 of the CNV and Decree No. 677/01 whether or not each of our directors is independent based on the following criteria. A director is not independent if such director is:

(1) a member of management or an employee of shareholders who hold significant interests in the issuer, or of other entities in which these shareholders hold either directly or indirectly significant interests or over which these shareholders exercise a significant influence;

(b) In addition, a director is not independent if:

	(i) the director is or has been within the last three years, an employee, or an immediate family member is, or has been within the last three years, an executive officer, of the listed company, its parent or a consolidated subsidiary, other than employment as interim chairman or CEO or other executive officer;	(2) an employee of the issuer or was an employee of the issuer in the last three years;

Section of the
NYSE Listed
Company	New York Stock Exchange Corporate
Manual	Governance Rules for Domestic Issuers	Our Practices

	(ii) the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than U.S.$120,000 in direct compensation from the listed company, its parent or a consolidated subsidiary, other than director and committee fees and pension or other forms of deferred compensation for prior services (provided such compensation is not contingent in any way on continued service);	(3) a person who has professional relations or is part of a company or professional association that maintains professional relations with, or that receives remunerations or fees (other than directors’ fees) from, the issuer or from its shareholders that hold either directly or indirectly significant interests in or exercise a significant influence over the issuer, or from which such shareholders hold either directly or indirectly significant interests or exercise a significant influence;

	(iii) (A) the director is a current partner or employee of a firm that is the listed company’s internal or external auditor; (B) the director has an immediate family member who is a current partner of such firm; (C) the director has an immediate family member who is a current employee of such firm and personally works on the company’s audit; or (D) the Director or an immediate family member was within the last three years a partner or employee of such firm and personally worked on the company’s audit within that time;	(4) a person who is either directly or indirectly a holder of significant interests in the issuer or in an entity that has significant interests in or exercises a significant influence over the issuer;

	(iv) the director, or an immediate family member is, or has been with the last three years, employed as an executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee;	(5) the member is married or is a family member, up to fourth degree by blood or up to second degree by affinity, to an individual who would not qualify as independent; and

	(v) the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from the listed company its parent or a consolidated subsidiary for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of U.S.$1 million, or 2% of such other company’s consolidated gross revenues.	(6) a person who sells or provides either directly or indirectly goods or services to the issuer or to shareholders that hold either directly or indirectly significant interests in or exercise a significant influence over the issuer and receives compensation for such services that is substantially higher than that payable to a director.

“Significant interests” shall mean shareholdings that represent at least 35% of the capital stock of the relevant entity, or a smaller percentage when the person has the right to elect one or more directors by class of shares or by having entered into shareholders agreements relating to the governance and management of the relevant entity or of its controlling shareholders.

There is a three-year “look-back” period before non-independent directors can be considered independent.

	“Immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, and anyone (other than domestic employees) who share such person’s home.	Cedric Bridger, Roberto Luis Monti, Roberto Alejandro Fortunati and Alejandro Poletto are currently members of our Board of Directors who qualify as independent directors pursuant to the factors listed above.

Section of the
NYSE Listed
Company	New York Stock Exchange Corporate
Manual	Governance Rules for Domestic Issuers	Our Practices

Executive Sessions

303A.03	The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.	Under Argentine Law, a board of directors must meet at least once every three months.

Carlos Alberto da Costa and Luis Miguel Sas, in addition to serving on the Board of Petrobras Energía, have management positions. Our other seven directors are non-managing directors. The non-managing directors do not meet at regularly scheduled executive sessions without the presence of the managerial directors. See “Item 6. Directors, Senior Management and Employees — Directors and Senior Management — Board of Directors”.

Nominating/Corporate Governance Committee

303A.04	Listed companies must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers the committee’s purpose and responsibilities and an annual performance evaluation of the committee. “Controlled companies,” which would include our company if it were a U.S. issuer, need not comply with this requirement.	Argentine law does not require the establishment of a nominating committee or a corporate governance committee. We do not have either of these committees. Instead, their functions are carried out by the Compensation Committee or by the Board of Directors, with the assistance of the Direction of Legal Affairs, the Executive Management of Human Resources and the General Corporative Secretary.

Compensation Committee

303A.05	Listed companies must have a compensation committee composed entirely of independent directors, with a written charter that covers the committee’s purpose and responsibilities and an annual performance evaluation. “Controlled companies,” which would include our company if it were a U.S. issuer, need not comply with this requirement.	Argentine regulations do not require the establishment of a compensation committee.

However, at its October 6, 2006 meeting, in order to better supervise salary and compensation matters, our Board of Directors created a Compensation Committee, whose purpose is to assure the compliance with and revise, whenever necessary, policies relating to compensation that aim to provide the Company with greater flexibility to make more effective decisions. The Committee meets monthly to approve matters relating to compensation policy, including variable compensation practices. The Committee, composed of Directors Roberto Luis Monti, José Carlos Vilar Amigo and Carlos Alberto da Costa, must report to the Board of Directors at least semiannually.

Section of the
NYSE Listed
Company	New York Stock Exchange Corporate
Manual	Governance Rules for Domestic Issuers	Our Practices

Audit Committee

303A.06 303A.07	Listed companies must have an Audit Committee with a minimum of three independent, financially literate members (at least one member must have accounting or related financial management expertise) that satisfy the independence requirements of Rule 10A-3 under the Exchange Act (“Rule 10A-3”).

The Committee must have a written charter that addresses its purpose, annual performance evaluation and the duties and responsibilities.

	Listed companies must have an internal audit function.	The Audit Committee is an advisory committee to the Board of Directors. Argentine law requires that the audit committee be composed of three members from the Board of Directors (with a majority of independent directors), all of whom are well-versed in business, financial or accounting matters. The Audit Committee is composed of three directors, who each satisfy the independence requirements of Rule 10A-3. One member of our Audit Committee, Mr. Cedric Bridger, qualifies as “financial expert” within the meaning of Item 16A of the Form 20-F. See “Item 16A. Audit Committee Financial Expert”.

Our Audit Committee is responsible for, among other things: (1) monitoring and evaluating the activities of the internal and external auditors, (2) supervising the process for preparation of our financial statements, (3) ensuring that our financial statements comply with applicable legal requirements, (4) providing the market with complete information with respect to transactions where members of corporate bodies or controlling shareholders of ours have conflicts of interest, and (5) opine on the reasonableness of compensatory plans for directors and managers. See “Item 6. Directors, Senior Management and Employees — Board Practices — Audit Committee”.

Under Argentine law, the shareholders must appoint the external auditor. The Board of Directors may present a proposal regarding the appointment of the external auditor to the shareholders’ meeting. The Audit Committee must issue an opinion on any such proposal presented to the Shareholders.

We also have an internal audit department.

Section of the
NYSE Listed
Company	New York Stock Exchange Corporate
Manual	Governance Rules for Domestic Issuers	Our Practices
In accordance with Argentine law, we also have established a Statutory Supervisory Committee that is comprised of three members and three alternate members, approved by our shareholders. Members of the Statutory Supervisory Committee are not members of our Board of Directors. The primary responsibilities of the Statutory Supervisory Committee are to monitor Board of Director’s and management’s compliance with the Argentine Companies Law, our by-laws and our shareholders’ resolutions. The Statutory Supervisory Committee also performs other functions, including: (1) attending meetings of the Board of Directors and shareholders, (2) calling extraordinary shareholders’ meetings when deemed necessary or when required by shareholders, in accordance with the Argentine Companies Law, No. 19550, (3) presenting a report on the reports of the Board of Directors and the annual financial statements at ordinary shareholders’ meetings, and (4) investigating written complaints of shareholders representing not less than 2% of the capital stock. See “Item 6. Directors, Senior Management and Employees — Board Practices — Statutory Supervisory Committee”.

Shareholder Approval of Equity Compensation Plans

303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Our Board of Directors approves equity compensation plans for our executive officers and senior management. For a description of our stock option programs for our executive officers and senior management see “Item 6. Directors, Senior Management and Employees — Compensation”.

The Audit Committee issues an opinion on the reasonableness of the Board of Directors’ proposals regarding fees and executive equity compensation plans.

Corporate Governance Guidelines

303A.09	Listed companies must adopt and disclose corporate governance guidelines.	Adoption of corporate governance guidelines is not required by Argentine law, but the CNV requires companies to publicly report annually on their adoption of certain recommended corporate governance practices. We have nonetheless adopted the practice of issuing corporate governance policies, and publicly reports on these policies on an annual basis, as required by the CNV.

Section of the
NYSE Listed
Company	New York Stock Exchange Corporate
Manual	Governance Rules for Domestic Issuers	Our Practices

Code of Business Conduct and Ethics

303A.10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Conduct and Business Ethics applicable to all employees. See “Item 16B. Code of Ethics”. Any amendment to the code will be disclosed on our web site at www.petrobras.com.ar.

Certification Requirements

303A.12	Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the listed company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary.	Our CEO will promptly notify the NYSE in writing if an executive officer becomes aware of any material non-compliance with any applicable provision of the NYSE corporate governance rules.

Item 17. FINANCIAL STATEMENTS
Not applicable.
Item 18. FINANCIAL STATEMENTS
Pages F-[ ] to F- [ ] of this annual report are incorporated herein by reference.
Item 19. EXHIBITS
Pursuant to the rules and regulations of the SEC, we have filed certain agreements as exhibits to this annual report on Form 20-F. These agreements may contain representations and warranties by the parties. These representations and warranties have been made solely for the benefit of the other party or parties to such agreements and (1) may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to such agreements if those statements turn out to be inaccurate, (2) may have been qualified by disclosures that were made to such other party or parties and that either have been reflected in the company’s filings or are not required to be disclosed in those filings, (3) may apply materiality standards different from what may be viewed as material to investors and (4) were made only as of the date of such agreements or such other date(s) as may be specified in such agreements and are subject to more recent developments. Accordingly, these representations and warranties may not describe our actual state of affairs at the date hereof.

Exhibit		Incorporated by Reference				Filed
Number	Description	Filer	Form	Date	No.	Herewith
1.1	English translation of bylaws (estatutos sociales) of Petrobras Energía S.A.	PESA	20-F	6/30/05	1.2

2.1
Form of Deposit Agreement among Petrobras Energía S.A., Citibank, N.A., as depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.
						X

2.2	Amended and Restated Indenture, dated August 1, 2002, amending and restating the Indenture dated May 1, 1998, between Petrobras Energía and Citibank, N.A.	PEPSA	20-F	6/30/03	2.11

4.1	Restructuring Agreement dated as of September 1, 2005 among Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Enron Pipeline Company Argentina S.A., ABN AMRO BANK N.V. Sucursal Argentina, and the Creditors named therein.	PEPSA	20-F	6/29/06	4.4

4.2	Third Amendment to the Restructuring Agreement dated as of March 25, 2008 among Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Enron Pipeline Company Argentina S.A., ABN AMRO BANK N.V. Sucursal Argentina, and AEI.	PEPSA	20-F	6/27/08	4.2

Exhibit		Incorporated by Reference				Filed
Number	Description	Filer	Form	Date	No.	Herewith
4.3	Loan Agreement Number 0088/2005, dated February 21, 2005, between Petrobras Energía, as borrower, and Petrobras International Braspetro BV., as lender (English translation).	PEPSA	20-F	6/30/05	2.16

4.4	Loan Agreement, dated December 15, 2008, between Petrobras International Braspetro BV., as borrower, and Petrobras Energía S.A., as lender (English translation).	PEPSA	20-F	6/30/09	4.4

4.5	Loan Agreement, dated December 15, 2008, between Petrobras International Braspetro BV., as borrower, and Petrobras Holding Austria AG, as lender (English translation).	PEPSA	20-F	6/30/09	4.5

4.6	Stock Purchase Agreement, dated December 21, 2007, between Petrobras Energía, S.A., as seller, and Petrobras International Braspetro BV, as purchaser.	PEPSA	20-F	6/27/08	4.7

4.7	Stock Purchase Agreement, dated April 27, 2009, between Petrobras Energía, S.A., as seller, and Petrobras International Braspetro BV, as purchaser.	PEPSA	20-F	6/30/09	4.7

4.8	DeGolyer and MacNaughton reserves audit report, dated June 14, 2010.					X

8.1	List of “significant subsidiaries” of Petrobras Energía as defined in Rule 1-02(w) of Regulation S-X.					X

12.1	Petrobras Energía CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 24, 2010.					X

12.2	Petrobras Energía CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 24, 2010.					X

13.1	Petrobras Energía CEO Certification furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 24, 2010					X

13.2	Petrobras Energía CFO Certification furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 24, 2010					X
Omitted from exhibits with this annual report are certain instruments and agreements with respect to Petrobras Energía’s long-term debt, none of which authorizes securities in a total amount exceeding 10% of our total assets. We hereby agree to furnish to the SEC a copy of any such omitted instruments or agreements as the SEC requests.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETROBRAS ENERGIA S.A.
By:	/s/ Carlos Alberto da Costa
	Name:	Carlos Alberto da Costa
	Title:	Chief Executive Officer

By:	/s/ Luis Miguel Sas
	Name:	Luis Miguel Sas
	Title:	Chief Financial Officer
Date: June 24, 2010

INDEX TO FINANCIAL STATEMENTS
PETROBRAS ENERGIA S.A.

Report of independent registered public accounting firm of Petrobras Energía S.A. on the Consolidated Financial Statements as of December 31, 2009, 2008 and 2007	F-2

Report of independent registered public accounting firm of Petrobras Energía S.A on Internal Control over Financial Reporting as of December 31, 2009	F-3

Report of independent registered public accounting firm of Distrilec Inversora S.A. as of December 31, 2007	F-5

Consolidated statements of income and loss of Petrobras Energía S.A for the years ended December 31, 2009, 2008 and 2007	F-6

Consolidated balance sheets of Petrobras Energía S.A as of December 31, 2009 and 2008	F-7

Statements of changes in shareholders’ equity of Petrobras Energía S.A for the years ended December 31, 2009, 2008 and 2007	F-8

Consolidated statements of cash flows of Petrobras Energía S.A for the years ended December 31, 2009, 2008 and 2007	F-9

Notes to the consolidated financial statements of Petrobras Energía S.A for the years ended 2009, 2008 and 2007	F-10

PETRORITUPANO S.A.

Report of independent registered public accounting firm of Petroritupano S.A. as of December 31, 2008 and 2007	F-4

Statements of income and loss for the years ended December 31, 2009 and 2008 (unaudited)	F-95

Balance sheets as of December 31, 2009 and 2008 (unaudited)	F-96

Statements of changes in shareholders’ equity for the years ended December 31, 2009 and 2008 (unaudited)	F-97

Statements of cash flows for the years ended December 31, 2009 and 2008 (unaudited)	F-98

Notes to the financial statements for the years ended 2009 and 2008 (unaudited)	F-99

Statements of income and loss for the years ended December 31, 2008 and 2007	F-129

Balance sheets as of December 31, 2008 and 2007	F-130

Statements of changes in shareholders’ equity for the years ended December 31, 2008 and 2007	F-131

Statements of cash flows for the years ended December 31, 2008 and 2007	F-132

Notes to the financial statements for the years ended 2008 and 2007	F-133

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Petrobras Energía S.A
1. We have audited the accompanying consolidated balance sheets of Petrobras Energía S.A. (“PESA”) and subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements for the year ended December 31, 2007 of Distrilec Inversora S.A. (“Distrilec”), a jointly-controlled affiliate proportionally consolidated by PESA. The financial statements of Distrilec incorporated by the proportional consolidation method reflect total net revenues constituting seven percent of the related consolidated total for the year ended December 31, 2007. The financial statements of Distrilec were audited by other auditors whose reports were furnished to us, and our opinion, insofar as it relates to the amounts included for Distrilec, is based solely on the report of the other auditors.
2. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.
3. In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petrobras Energía S.A. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with generally accepted accounting principles in Argentina, as approved by the Professional Council of Economic Sciences of the City of Buenos Aires.
4. Generally accepted accounting principles in Argentina, as approved by the Professional Council of Economic Sciences of the City of Buenos Aires, vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Notes 20, 21 and 22 to the consolidated financial statements.
5. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Petrobras Energía S.A.’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 24, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Buenos Aires, Argentina
June 24, 2010
SIBILLE
(Member firm of KPMG International Cooperative)
Gabriel E. Soifer
Partner

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Petrobras Energía S.A.:
1. We have audited Petrobras Energía S.A.’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Petrobras Energía S.A.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
2. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
3. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
4. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
5. In our opinion, Petrobras Energía S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
6. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Petrobras Energía S.A. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three year period then ended, and our report dated June 24, 2010 expressed an unqualified opinion on those consolidated financial statements.
Buenos Aires, Argentina
June 24, 2010
SIBILLE
(Member firm of KPMG International Cooperative)

Gabriel E. Soifer
Partner

Report of Independent Registered Public Accounting Firm
The Shareholders and Board of Directors of
Petroritupano, S. A.:
1. We have audited the accompanying balance sheets of Petroritupano, S. A. as of December 31, 2008 and 2007, and the related statements of income, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
2. We conducted our audits in accordance with generally accepted auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
3. During 2008, the Company did not comply with various formal tax duties which, pursuant to the current tax regulations, may give rise to the payment of sanctions and interest amounting to approximately $24 million. The 2008 financial statements do not include any provision in this regard. Accordingly, the accruals and other liabilities caption of the balance sheet as of December 31, 2008 and net income for the year then ended are understated and overstated by such amount, respectively.
4. In our opinion, except for the effects on the 2008 financial statements of the matter discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Petroritupano, S. A. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards (IFRS).
ALCARAZ CABRERA VÁZQUEZ
Mario Pepe P.
Public Accountant
C.P.C. N° 18.226
June 26, 2009
Puerto La Cruz, Venezuela

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the President and Board of Directors of
Distrilec Inversora S.A.:
1.
We have audited the consolidated statements of operations and cash flows for the year ended December 31, 2007 of Distrilec Inversora S.A. (an Argentine Corporation) (the “Company”) and subsidiaries, included as Exhibit I to the set of financial statements of the Company (none of which are presented herein). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

3.
In our opinion, such consolidated financial statements present fairly, in all material respects, the results of the operations and the cash flows of Distrilec Inversora S.A. and subsidiaries (none of which are presented herein) for the year ended December 31, 2007, in accordance with accounting principles generally accepted in Buenos Aires City, Argentina.

4.
Accounting principles generally accepted in Buenos Aires City, Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). The application of the latter would have affected the determination of the result of operations for the year ended December 31, 2007, to the extent summarized in Note 14 to the consolidated financial statements.

DELOITTE & Co. S.R.L.
Carlos A. Lloveras (Partner)
Buenos Aires City, Argentina
March 5, 2008

PETROBRAS ENERGÍA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Argentine pesos)

	2009	2008	2007

Net sales	11,972	15,175	13,458
Cost of sales (Note 25.c)	(8,858)	(11,000)	(10,111)

Gross profit	3,114	4,175	3,347

Administrative and selling expenses (Note 25.e)	(1,668)	(1,758)	(1,465)
Exploration expenses (Note 25.e)	(336)	(238)	(172)
Other operating expenses, net (Note 15.d)	(192)	(231)	(177)

Operating income	918	1,948	1,533

Equity in earnings of affiliates (Note 7.b)	210	305	176

Financial income (expenses) and holding gains (losses)
Generated by assets:
Interest	108	111	96
Exchange difference	361	227	110
Holding (losses) gains (Note 25.c)	(80)	(111)	86
Other financial income (expenses), net	96	65	(1)

	485	292	291

Generated by liabilities:
Interest	(604)	(539)	(589)
Exchange difference	(524)	(460)	(118)
Other financial expenses, net	(58)	(75)	(79)

	(1,186)	(1,074)	(786)

Other income (expenses), net (Note 15.e)	1,288	(117)	139

Income before income tax and minority interest	1,715	1,354	1,353

Income tax (Note 11)	(726)	(508)	(503)

Minority interest	(64)	(70)	(88)

Net income (1)	925	776	762

Basic/diluted earnings per share — Stated in Argentine pesos	0.916	0.769	0.755

(1)
Net income includes 185, 514 and 385 which belongs to continued operations, and 740, 262 and 377, which belongs to discontinued operations for the years ended December 31, 2009, 2008 and 2007, respectively (Note 8).

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGÍA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND 2008
(Stated in millions of Argentine pesos)

	2009	2008
CURRENT ASSETS
Cash	327	492
Investments (Note 7.a)	1,243	989
Trade receivables	1,792	1,635
Other receivables (Note 15.a)	2,467	1,595
Inventories (Note 15.b)	1,011	1,536
Other assets (1)	269	5

Total current assets	7,109	6,252

NON-CURRENT ASSETS
Trade receivables	202	154
Other receivables (Note 15.a)	790	522
Inventories (Note 15.b)	82	95
Investments (Note 7.a)	3,709	3,477
Property, plant and equipment (Note 25.a)	11,128	12,556
Other assets	63	35

Total non-current assets	15,974	16,839

Total assets	23,083	23,091

CURRENT LIABILITIES
Accounts payable	1,607	1,873
Short-term debt (Note 9)	2,508	2,445
Payroll and social security taxes	260	351
Taxes payable	415	463
Reserves (Note 12)	124	125
Other liabilities (Note 15.c)	575	530

Total current liabilities	5,489	5,787

NON-CURRENT LIABILITIES
Accounts payable	161	136
Long-term debt (Note 9)	4,590	5,152
Payroll and social security taxes	111	73
Taxes payable	1,451	1,501
Reserves (Note 12)	136	119
Other liabilities (Note 15.c)	587	494

Total non-current liabilities	7,036	7,475

Total liabilities	12,525	13,262

MINORITY INTEREST	969	882

SHAREHOLDERS’ EQUITY	9,589	8,947

	23,083	23,091

(1)	See Notes 4.g and 8.
The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGÍA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Argentine pesos)

	2009										2008	2007
	Capital stock				Retained earnings
				Additional
			Additional	paid-in
		Adjustment	paid-in	capital on		Future		Unappropriated
		to capital	capital from	sales of	Legal	dividends		retained	Deferred
	Capital stock	stock	merger	stock of parent	reserve	reserve	Treasury stock (a)	earnings	income (b)	Total	Total	Total

Balances at the beginning of the year	1,010	1,230	960	56	448	—	(33)	5,213	63	8,947	8,430	7,836

Corporate reorganization (Note 1.b)
- Issue of shares	765	—	—	—	—	—	—	—	—	765	—	—
- Cancellation of shares	(765)	—	—	—	—	—	—	—	—	(765)	—	—
- Net effects of the merger	—	—	(48)	—	—	—	—	—	—	(48)	—	—

Deferred income of the year	—	—	—	—	—	—	—	—	34	34	56	18

Shareholders’ Meeting decisions of March 27, 2009, March 28, 2008 and March 30, 2007
- Future dividends reserve (c)	—	—	—	—	—	380	—	(380)	—	—	—	—
- Cash dividends (c)	—	—	—	—	—	(269)	—	—	—	(269)	(315)	(186)

Net income	—	—	—	—	—	—	—	925	—	925	776	762

Balances at the end of the year	1,010	1,230	912	56	448	111	(33)	5,758	97	9,589	8,947	8,430

(a)	See Note 4.p.

(b)	See Note 4.p. The change in the year is net of the effects of the sale of PVIE in the amount of 29. (Note 8. II)

(c)
The Regular Shareholders’ Meeting held on March 27, 2009 delegated to the Board of Directors the determination of the dividend distribution date and amount. In November 10, 2009, the Board of Directors determined the distribution of a cash dividend of 269.

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGÍA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Stated in millions of Argentine pesos)

	2009	2008	2007
Cash provided by (used in) operations:

Net income	925	776	762

Reconciliation to net cash provided by (used in) operating activities:

Minority interest	64	70	88
Equity in earnings of affiliates	(210)	(305)	(176)
Financial income and holding gains, net	213	215	51
Depreciation of property, plant and equipment	1,399	1,260	1,217
Abandoned and non-productive well write-downs	270	42	45
Disposal of property, plant and equipment	30	—	17
Net impairment of assets	281	33	1,014
Revaluation of assets of fertilizer business (Note 8)	(47)	—	—
Loss on return of Block 31	—	31	—
Sale of oil and gas areas	—	28	(62)
Reversal of the allowance for impairment of investments	—	—	(5)
Income tax	726	508	503
Income tax paid	(84)	(109)	(167)
Accrued interest	558	455	516
Sale of equity interest in PVIE (Note 8)	(1,591)	—	(1,137)
Edesur — Memorandum of agreement	—	—	(85)
Other	(44)	2	(4)

Changes in assets and liabilities:

Trade receivables	(252)	78	(227)
Other receivables	(89)	(108)	114
Inventories	474	(596)	(271)
Other assets	(16)	5	6
Accounts payable	(45)	7	52
Payroll and social security taxes	(75)	75	13
Taxes payable	161	(252)	(182)
Other liabilities	135	245	26
Dividends collected (Note 7.c)	94	150	264
Interest paid	(515)	(457)	(519)

Net cash provided by operations	2,362	2,153	1,853

Cash provided by (used in) investing activities:

Acquisition of property, plant and equipment, interests in companies and oil and gas areas	(1,570)	(2,739)	(2,124)
Sale of property, plant and equipment, interests in companies and oil and gas areas	613	1,440	406
Net (decrease) increase in investments other than cash and cash equivalents	(12)	51	31
Financial Trust for South Gas Pipeline	(119)	—	—
Contributions and advances to unconsolidated affiliates	—	(2)	(6)
Other	—	3	(4)

Net cash used in investing activities	(1,088)	(1,247)	(1,697)

Cash provided by (used in) financing activities:
Net decrease in short term debt	(916)	(475)	(179)
Increase in long-term debt	672	136	2,095
Payment of debt with original long-term maturity	(770)	(19)	(2,094)
Cash dividends paid	(299)	(322)	(186)

Net cash used in financing activities	(1,313)	(680)	(364)

Effect of exchange rate change on cash	115	83	25

Increase (decrease) in cash	76	309	(183)

Cash and cash equivalents at the beginning of the year (a)	1,476	1,167	1,350

Cash and cash equivalents at the end of the year (a) (See Note 15.f)	1,552	1,476	1,167

(a)	Cash and cash equivalents include highly liquid temporary cash investments with original maturities of three-months or less and those with higher terms and prepayment clauses.
The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGIA S.A.,
SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(Amounts stated in millions of Argentine pesos)
1.	Business of the Company
a) The Company operations
Petrobras Energía S.A. (hereinafter “Petrobras Energía” or “the Company”) is an integrated energy company, focused on oil and gas exploration and production, refining, petrochemical activities, generation, transmission and distribution of electricity and sale and distribution of hydrocarbons. It has businesses in Argentina, Bolivia, Brasil, Ecuador, Venezuela, México and Colombia.
b)	Corporate reorganization of Petrobras Energía and Petrobras Energía Participaciones S.A.
On September 2, 2008, the Boards of Directors of Petrobras Energía and of Petrobras Energía Participaciones S.A. (hereinafter “Petrobras Energía Participaciones” or “PEPSA”) approved the preliminary merger agreement that the companies had been negotiating. Under the terms of the preliminary merger agreement, PEPSA would merged into Petrobras Energía, by way of absorption by Petrobras Energía of PEPSA. The reorganization was effective on January 1, 2009. According to the terms of the Preliminary Merger Agreement, as from the effective reorganization date and until the registration of the Definitive Merger Agreement with the Public Registry of Commerce and the dissolution without liquidation of Petrobras Energía Participaciones, Petrobras Energía S.A.’s Board of Directors will take over the administration of PEPSA’s assets and liabilities, replacing those in charge of management until then.
The Special Shareholders’ Meetings of Petrobras Energía and Petrobras Energía Participaciones held on January 30, 2009 approved the merger of both companies. The merger agreement was approved on April 14, 2009. This reorganization was authorized through the Resolution No. 16,131, of the Argentine Securities Commission (CNV) and with its corresponding registration to the Superintendency of Legal Entities.
As a result of this corporate reorganization, each shareholder of Petrobras Energía Participaciones received 0.359015136 Class B book-entry common shares of Petrobras Energía for each Class B book-entry common share of Petrobras Energía Participaciones.
Following this exchange, Petrobras Energía’s capital stock increased by P$765,435,847, through the issuance of the same number of Class B book-entry common shares, which were fully admitted to the public offering regime in Argentina and delivered to Petrobras Energía Participaciones’s shareholders in exchange for their shares in this company. Once the capital increase was effective, the 765,435,847 Class B book-entry common shares of Petrobras Energía representing Petrobras Energía Participaciones’s main asset holding was cancelled, respecting the principle of equality among shareholders.
Petrobras Energía took all necessary steps to apply for listing the shares constituting its capital stock on the New York Stock Exchange, as American Depositary Shares, in the same conditions to which Petrobras Energía Participaciones’ shares were subject.
The Company has recorded the effects of the corporate reorganization under the pooling of interests method described in Technical Resolution No. 18 of the FACPCE.
According to such method, the assets, liabilities and shareholders’ equity of the combining entities are recorded in the combined entity according to the accounting measurements they had in the combining entities at the effective date of the merger.

Also, according to such method, the financial statements for the year in which the merger occurred and those for previous years shown on a comparative basis must reflect the assets, liabilities and results of the combined entity as if the pooling of interests had occurred at the beginning of the earliest fiscal year presented. Considering that the effective date of the merger is January 1, 2009, total shareholders’ equity and net income for the previous year shown for comparative purposes do not change as a result of the merger. For this reason, the balancing item of the net effect of additions, both in terms of the shareholders’ equity and net income, is recorded under Minority Interest.
c) Change of corporate name
The Shareholders’ Meeting held on March 27, 2009, approved, among others things, the change of Petrobras Energía S.A.’s corporate name to Petrobras Argentina S.A. As of the date of these financial statements, the Company is undertaking all formalities required for registration of the corporate name change before the relevant controlling bodies. The CNV authorized it. The CNV will send the record to the Superintendency of Legal Entities for registration purposes, which are still pending of implementation as of the date of issuance of these financial statements.
2.	Basis of presentation
Petrobras Energía’s consolidated financial statements have been prepared in accordance with the regulations of the CNV and, except for the matters described in Note 3, with Generally Accepted Accounting Principles in Argentina, as approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”, Professional Council in Economic Sciences of the City of Buenos Aires) applicable to consolidated financial statements (“Argentine GAAP”) which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”) — see Note 20. Such differences involve method of measuring the amounts shown in the financial statements, as well, as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”).
The accompanying consolidated financial statements have been translated into English from those issued in Spanish in accordance with the CNV regulations. They have also been reformatted in a manner different from the presentation in Spanish, but in all other respects follow accounting principles that conform with the CNV regulations.
Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements.
The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates, judgments and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates include the value of purchase consideration, valuation of accounts receivable, inventories, and other long-lived assets, legal contingencies, guarantee obligations, indemnifications, and assumptions used in the calculation of income taxes, retirement and other post-employment benefits, among others. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.
Significant areas of uncertainty and critical judgments in the application of accounting principles that have most significant effects on the amounts recognized in the financial statements are as follows:

Notes 4.h) and 25.a)	- Depreciation
Notes 4.h) and 5	- Accrual for asset retirement obligations and Exploratory well costs
Notes 4.n) and 12	- Contingencies
Notes 4.h), 5, 7 and 12	- Impairment of long-lived assets
Notes 4.j) and 11	- Calculation of income taxes
Note 23	- Oil and Gas Supplementary Disclosures (Unaudited)

a) Basis of consolidation:
In accordance with the procedure set forth in Technical Resolution No. 21 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), Petrobras Energía has consolidated line by line its financial statements with those of the companies in which it exercises control or joint control. Joint control exists where all the shareholders, or only the shareholders owning a majority of the votes, have resolved, on the basis of written agreements, to share the power to define and establish a company’s operating and financial policies. As of December 31, 2009 under the joint control of Petrobras Energía are Distrilec Inversora S.A. (“Distrilec”) and Compañía de Inversiones de Energía S.A. (“Ciesa”). As of December 31, 2008 and 2007 the Company exercised joint control in Distrilec, Ciesa and Petrobras de Valores Internacional de España S.L. (PVIE). Regarding PVIE see Note 8.
In the consolidation of controlled companies, the amount of the investment in such subsidiaries and the interest in their income (loss) and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flows of such subsidiaries, reflecting separately the minority interest. The related party receivables, payables and transactions within the consolidated group are eliminated. The unrealized intercompany gains (losses) from transactions within the consolidated group have been completely eliminated.
In the consolidation of companies over which the Company exercises joint control, the amount of the investment in the affiliate under joint control and the interest in its income (loss) and cash flows are replaced by the Company’s proportional interest in the affiliate’s assets, liabilities, income (loss) and cash flows. The related party receivables, payables and transactions within the consolidated group and companies under joint control have been eliminated in the consolidation pro rata to the shareholding of the Company.
The information about the entities in which the Company exercises control, joint control and significant influence are disclosed in Note 25.f).
b) Foreign currency translation:
The Company applies the method established by the Technical Resolution No. 18 of the FACPCE for the translation of financial statements of foreign operations.
In the opinion of the Company’s Management, the transactions carried out abroad have been classified as “not integrated”; as such transactions are not considered to be an extension of the Company’s transactions.
Upon applying the translation method, the foreign transactions are first remeasured into US dollars (functional currency for such transactions), as follows:
•	Assets and liabilities stated at current value are converted at the closing exchange rate.
•	Assets and liabilities measured at historical values and the income (loss) accounts are converted at historical exchange rates.
Remeasurement results are recognized in the statements of income as “Financial income (expenses) and holding gains (losses)”.
After the transactions are remeasured into US dollars, they are translated into Argentine pesos as follows:
•	Assets and liabilities are translated by using the closing exchange rate.
•	Income (loss) is translated at the historical exchange rates.
The effect arising from the translation of the financial statements of foreign operations is disclosed in the Shareholders’ equity as “Deferred income”.
Exchange gains and losses arising from the Company’s liabilities in foreign currency assumed to hedge the Company’s net investments in foreign entities are also recorded in the “Deferred income” account (Note 4.p). This net investment hedge resulted in lower losses in the amount of 355, 352 and 112 for the years ended on December 31, 2009, 2008 and 2007, respectively, before the effect of income taxes.

c) Consideration of the effects of inflation:
The Company presents its consolidated financial statements in constant currency following the restatement method established by Technical Resolution No. 6 of the FACPCE and in accordance with CNV General Resolutions No. 415 and 441.
Under such method, the consolidated financial statements recognize the effects of the changes in the purchasing power of the Argentine peso through August 31, 1995. Starting September 1, 1995, under CNV General Resolution No. 272, the Company has interrupted the use of this method and maintained the restatements made through such date. This method has been accepted by professional accounting standards through December 31, 2001.
On March 6, 2002, the CPCECABA approved Resolution MD No. 3/2002 providing, among other things, the reinstatement of the adjustment-for-inflation method for the interim periods or years ended after March 31, 2002, allowing for the accounting measurements restated based on the change in the purchasing power of the Argentine peso through the interruption of adjustments, such as those whose original date is within the stability period, to be stated in Argentine pesos as of December 2001. Through General Resolution No. 415 dated July 25, 2002, the CNV requires that the information related to the financial statements that are to be filed after the date on which the regulation became effective be disclosed adjusted for inflation.
The restatement method is applied to the accounting cost values immediately preceding the capitalization of the exchange differences, which represent an anticipation of the effects of variances in the purchasing power of the Argentine peso, which will be subsequently absorbed by the restatement in constant pesos.
On March 25, 2003, the Executive Branch of Government issued Decree No. 664 establishing that the financial statements for years ending as from such date be filed in nominal currency. Consequently, and under CNV Resolution No. 441, the Company no longer applied inflation accounting as from March 1, 2003. This method was not in accordance with professional accounting standards effective in the City of Buenos Aires, which through Resolution N° 287/03 of the CPCECABA, discontinued the application of the restatement method starting October 1, 2003. This difference in criteria does not significantly affect the Company’s financial position.
d) Accounting for the operations of oil and gas exploration and production joint ventures and foreign branches:
The oil and gas exploration and production joint ventures have been proportionally consolidated. Under this method, the Company recognizes its proportionate interest in the joint ventures’ assets, liabilities, revenues, costs and expenses on a line-by-line basis in each account of its financial statements.
Foreign branches have been fully consolidated.
e) Financial statements used:
The financial statements of the subsidiaries and companies under joint control as of December 31, 2009, 2008 and 2007, or the best available accounting information at such dates were used for consolidation purposes and adapted to an equal period of time in respect to the financial statements of the Company. Additionally, the adjustments to adapt the valuation methods to those applied by the Company have been also considered.
f) New accounting standards:
On December 30, 2009, the CNV issued General Resolution No. 562/09 providing for the application of Technical Resolution No. 26 of the FACPCE which mandates, for certain entities admitted to the public offering regime under Law No. 17,811, of to their capital stock or their corporate bonds, among other, the International Financial Reporting Standards issued by the International Accounting Standards Board. The Company should apply such standards as from the fiscal year beginning on January 1, 2012. As of April 13, 2010 the Company’s Management approved an implementation plan of adoption of such accounting standards.

3.	Accounting standards
These consolidated financial statements have been prepared in accordance with the applicable CNV regulations. The CNV regulations differ from Argentine GAAP as follows:
a) The date of discontinuance of the application of inflation accounting provided for in FACPCE Technical Resolution No. 6, as described in Note 2.c).
b) The possibility of capitalizing the financial costs of financing with the Company’s own capital may not be applied.
c) The alternative treatment prescribed in the professional accounting standards in connection with the capitalization of financial costs attributable to certain assets is considered mandatory.
4.	Valuation methods
The main valuation methods used in the preparation of these consolidated financial statements are as follows:
a) Accounts denominated in foreign currency:
At the prevailing exchange rates at each balance sheet date.
The summary of accounts denominated in foreign currency is presented in Note 25.d).
b) Trade receivables and accounts payable:
Trade receivables and accounts payable have been recognized at cost plus accrued financial components, net of collections or payments, respectively. The principal amount is equal to the cash price, if available, or the nominal price less implicit interest calculated at the prevailing interest rate on the date of the original transaction.
Trade receivables include both outstanding billed services and services rendered but not yet billed as of each balance sheet date.
The total amount of receivables, if applicable, is net of an allowance for doubtful accounts. In providing such allowance, the Company evaluates different factors, including the customers’ credit risk, historical trends and other relevant information. Such evaluation may require future adjustments if economic conditions substantially differ from the assumptions made.
c) Inventories:
Crude oil stock: at reproduction cost.
Raw materials and materials: of high-turnover, at replacement cost; of low-turnover, at the latest purchase price, restated according to Note 2.c).
Work in progress and finished products relating to refining, distribution, petrochemical and gas and energy businesses: at replacement or reproduction cost, as applicable, applied proportionally to the degree of completion of the related good in the case of work in progress.
Advances to suppliers: based on the amounts of money delivered.
The carrying amount of these assets does not exceed their recoverable value.
d) Investments:
Certificates of deposit and loans granted to affiliates: at nominal value plus accrued interest at each balance sheet date, according to the specific clauses of each transaction. The carrying amount of these assets does not exceed their recoverable value.

Investments in mutual funds: at market value at each balance sheet date.
Shares — Participation in affiliates in which the Company exercises significant influence: at the equity method calculated using the affiliates’ financial statements as of December 31, 2009 and 2008 or the best available financial information, adapted to an equal period of time.
For the determination of the Company’s equity investments in affiliates, consideration has been given to the adjustments to adapt the valuation methods of some affiliates to those of the Company, irrevocable contributions made by others, elimination of reciprocal investments, intercompany profits and losses and the difference between acquisition cost and book value of affiliates at the time of the acquisition.
Investments are stated at recoverable value if such value is exceeded using the equity method.
Interest in affiliates in which the Company does not exercise control, joint control or significant influence: at acquisition cost restated according to Note 2.c).
e) Financial receivables and payables:
Financial receivables and payables have been valued according to the amounts rendered and received, respectively, net of transaction costs, plus accrued financial gains (losses) on the basis of the explicit or estimated rate at such time, net of payments or collections.
f) Other receivables and payables:
Other receivables and payables have been valued on the basis of the best estimate of the amount to be collected or paid, respectively, discounted, when applicable, using the estimated rate at the time of initial measurement, except for the deferred tax assets and liabilities, which are stated at nominal value.
g) Other assets:
Other current assets as of December 31, 2009 include property, plant and equipment related to the sale of the fertilizers business, which are classified as assets held for sale (See Note 8) and, consequently, have been valued at their net realizable value (NRV).
h) Property, plant and equipment:
Property, plant and equipment, except as indicated below, have been valued at acquisition cost restated according to Note 2.c), less accumulated depreciation. Any expenditure subsequent to the original recognition of the asset is added as a component of the asset only when the expenditure improves its condition and it is probable that future economic benefits, in excess of the originally assessed ones, will flow to the enterprise or when the expenditure relates to a major repair or overhaul of the asset made to allow the continued use of the asset provided (i) such expenditure is allocated to the replacement of the component parts of the asset, (ii) the useful life of such component parts has been calculated based on their own wear and tear or depletion and (iii) it is probable that future economic benefits will flow as a result of the expenditure.
Property, plant and equipment related to foreign operations were converted into US dollars (functional currency) at their historical exchange rates, and they have been translated into Argentine pesos at the exchange rate effective at closing date in accordance with the method for converting foreign operations described in Note 2.b).
The Company uses the successful efforts method of accounting for its oil and gas exploration and production activities, in accordance with the Statement of Financial Accounting Standard No. 19 (SFAS N°19), issued by the United States Financial Accounting Standard Board (“FASB”). This method involves the capitalization of: (i) the cost of acquiring properties in oil and gas exploration and production areas; (ii) the cost of drilling and equipping exploratory wells that result in the discovery of commercially recoverable reserves; (iii) the cost of drilling and equipping development wells, and (iv) the estimated future costs of abandonment and restoration.

In accordance with SFAS N°19, which was codified into FASB Accounting Standards Codification (“ASC”) 932, “Extractive Activities — Oil and Gas”, exploration costs, excluding exploratory well costs, are expensed during the year in which they are incurred. Drilling costs of exploratory wells are capitalized until determination is made on whether the drilling resulted in proved reserves that justify the commercial development. If reserves are not found, such drilling costs are expensed. Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete. In those cases, in accordance with the interpretation FASB Staff Position 19-1, which was codified into ASC 932, “Extractive Activities — Oil and Gas”, such costs continue to be capitalized insofar as the well has allowed to determine the existence of sufficient reserves to warrant its completion as a production well and the Company is making sufficient progress in evaluating the economic and operating feasibility of the project.
The cost of Transportadora de Gas del Sur S.A. ‘s (“TGS”) property, plant and equipment was determined based on the price paid for the acquisition of 70% of TGS’s common stock. This price was the basis to determine a total value of common stock, to which was added the value of the debts assumed under the Transfer Agreement, in order to determine the initial value of property, plant and equipment. Such value has been restated as explained in Note 2.c).
The cost of work in progress, whose construction will extend over time, includes, if applicable, the computation of financial costs accrued on loans granted by third parties and the costs related to setting up the facilities, net of any income obtained from the sale of commercially valuable production during the process.
The Company depreciates productive wells, machinery and camps in the production areas according to the units of production method, by applying the ratio of oil and gas produced to the proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Acquisition costs related to properties with unproved reserves is valued at cost and its recoverability is periodically assessed on the basis of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.
Estimated future restoration and well abandonment costs in hydrocarbons areas, discounted at an estimated rate at the time of their initial measurement, are included in the cost of the assets and depreciated using the units of production method. Additionally, a liability at the estimated value of the discounted amount payable is recognized.
The Company’s remaining property, plant and equipment are depreciated by the straight-line method based on their existing concession terms and their estimated useful lives as the case may be, which ranges from three to forty years.
The value of property, plant and equipment does not exceed its recoverable value. Company’s Management assesses the recoverability of property, plant and equipment items whenever there occur events or changes in circumstances (including significant decreases in the market value of assets, in the prices of the main products sold by the Company or in oil and gas reserves, as well as changes in the regulatory framework for the Company’s activities, significant increases in operating expenses, or evidence of obsolescence or physical damage) that could indicate that the value of an asset or of a group of assets might not be recoverable. The book value of a long-lived asset is adjusted to its recoverable value if its carrying amount exceeds such value.
From a regulatory standpoint, recoverable value is defined as the larger of net realizable value and the discounted value in use, defined as the addition of the discounted expected net cash flows that arise as a direct result of the use and eventual disposition of the assets. To such end, among other elements, the premises that represent the best estimation made by Management of the economic conditions that will prevail throughout the useful life of the assets are considered.
In subsequent periods, the reversal of the impairment is analyzed if changes in the assumptions used to determine the asset recoverable value arise. In such a case, the book value of the asset or group of assets is raised to the smaller of: a) the book value that the asset or group of assets would have had if the impairment had never been recognized; and b) its recoverable value.

i) Environmental costs:
The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in safety; (b) the risk of environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book value of such assets together with the additional cost do not exceed their respective recoverable value.
Liabilities related to future remediation costs are recorded when environmental assessments are probable, and the costs can be reasonably estimated. The timing and magnitude of these accruals are generally based on the Company’s commitment to a formal plan of action, such as an approved remediation plan or the sale or disposal of an asset. The accrual is based on the probability that a future remediation commitment will be required.
The Company records the related liabilities based on its best estimation of future costs, on a discounted basis, using currently available technology and applying current environmental regulations as well as the Company’s own internal environmental policies. The environmental liabilities recorded mainly correspond to our Argentine operations.
j) Income tax and minimum presumed income tax:
The Company and its subsidiaries estimate income tax on an individual basis under the deferred tax method.
To book the deferred tax balance, the Company uses the liability method, which establishes the determination of net deferred tax assets and liabilities on the basis of temporary differences determined between the accounting and tax measurement of assets and liabilities. Temporary differences determine tax assets and liabilities when their future reversal decreases or increases the taxes to be determined, without affecting the compensation of the respective amounts. The Company recognizes a deferred tax asset for an unused tax loss carryforward if, and only if, it is considered probable that there will be sufficient future taxable profit against which the tax loss could be used.
The deferred tax assets and liabilities have been valued at their nominal value.
Prevailing income tax rates at year end in Argentina, Venezuela, Brasil, Ecuador, Bolivia, Austria, Colombia and Spain are 35%, 50%, 34%, 25%, 25%, 25%, 33% and 30%, respectively. In the case of Ecuador, applies an additional charge for labor participation, in which the applicable rate rises to 36.25%. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is levied with 12.5% withholding income tax.
The minimum presumed income tax (applicable in Argentina) is supplementary to income tax, since while the latter is levied on the taxable income, the minimum presumed income tax is a minimum tax levied on the potential income of certain productive assets at the rate of 1%, so that the Company’s final liability will be equal to the higher of both taxes. However, should the minimum presumed income tax exceed the calculated income tax in any given year, such excess may be applied to reduce any excess of income tax over the minimum presumed income tax in any of the ten succeeding years. As of December 31, 2008 the minimum presumed income tax asset has been valued at its discounted value.
k) Hydroelectric royalties:
For the operation of Pichi Picún Leufú Hydroelectric Complex, the Company pays, since 2002, hydroelectric royalties of 1%, increasing at a rate of 1% per year up to the maximum percentage of 12% of the amount resulting from applying the rate for the bulk sale to the power sold under the terms of Section No. 43 of Law No. 15,336, as amended by Law No. 23,164. In addition, the Company is subject to a monthly license fee payable to the Federal Government for the use of the power source equivalent to 0.5% of the same basis used for the calculation of the hydroelectric royalty.

l) Withholdings on exports of hydrocarbons:
The Public Emergency and Exchange System Reform Law No. 25,561 established the creation of a system of withholdings on exports of hydrocarbons for five years from March 1, 2002, which was subsequently extended for five years by Law No. 26,217. The effect of such withholdings is deducted from the respective selling prices.
Effective November 2007, Resolution No. 394/07 issued by the Ministry of the Economy and Production established a new method for calculating withholdings on exports of crude oil, and gave equivalent treatment to certain oil related products as that of crude oil. This amendment results in the application of a variable export withholding based on a formula that considers the international price of crude oil and a cut-off price by product. Under this method, when the international (quoted) price of crude oil exceeds US$ 60.90 per barrel, an increasing withholding rate is set for crude oil exports that results in a price cap of US$ 42 per barrel of standard-quality crude oil. When the international price of crude oil ranges between US$ 45 and US$ 60.90 per barrel, a 45% withholding rate is applied. When the international price of crude oil dips below US$ 45 per barrel, the regulations call for the authorities to determine a new applicable withholding rate within 90 days. The same rules apply to exports of refined products such as gasoline, fuel oil and lube oils, for which different cut-off and reference prices were defined.
In March 2008, the Ministry of Economy and Production issued Resolution No.127/08 which, in connection with natural gas, amended Resolution No. 534/2006, whereby a 45% withholding rate was established on the price of the gas imported from Bolivia, and imposed a 100% withholding on natural gas exports, considering for valuation purposes the highest price set for natural gas under the applicable agreements for natural gas imports into Argentina. In addition, pursuant to such resolution, the methodology for calculating withholdings on exports of crude oil was also applied to LPG.
m) Labor costs liabilities:
Labor costs liabilities are accrued in the years in which the employees provide the services that trigger the consideration.
The cost of defined contribution plans is periodically recognized in accordance with the contributions made by Petrobras Energía.
For purposes of determining the estimated cost of post-retirement benefits granted to employees, the Company has used actuarial calculation methods, making estimates with respect to the applicable demographic and financial variables. The amount recognized as liability attributable to such benefits represents the addition of the present value of the obligation, net of any actuarial result not recognized and the present value of the assets of the plan, with which the obligations will be canceled.
n) Contingencies:
Contingencies relate to conditions that exist as of the date of the financial statements that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Such contingent liabilities are assessed by the Company’s management based on the opinion of its legal counsel and the remaining available evidence.
Such contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company’s business, as well as third party claims arising from disputes concerning the interpretation of legislation.
If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount of the loss can be estimated, a liability is accrued in the Reserves account, at the best estimate of the expenditure required to settle the present obligation at the balance sheet day. The company evaluates whether there are incremental legal or other costs directly associated with the ultimate resolution of the matter that are reasonably estimable and, if so, they are included in the accrual. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Movements of reserves are disclosed in Note 12.
o) Basic/diluted earnings (loss) per share:
Earnings per share for the years ended December 31, 2009, 2008 and 2007 were calculated on the basis of shares outstanding during each year. Since the Company does not have preferred shares or debt convertible into shares, basic and diluted earnings per share are the same.
p) Shareholders — equity accounts:
The equity accounts were restated according to Note 2.c), except for “Capital stock” that represents subscribed and paid-in capital. The adjustment arising from the restatement of the Capital stock is disclosed under the caption “Adjustment to capital stock”.
The account Treasury Shares corresponds to 3,385,947 Company shares resulting from the exchange of 9,431,210 Class B shares of PEPSA held by the Company. These shares will be sold within the term and pursuant to the conditions provided for under Section No. 220 of the Law No. 19.550 (Law of Business Association).
Those shares are deducted from the shareholders’ equity at acquisition cost, with a cost and book value of 33 and a listed price of 20.
The “Deferred income” account comprises the changes in the accounting measurement of derivative financial instruments designated as cash flows hedges to the extent that they are effective hedges, and the gain (loss) resulting from the translation of foreign operations, net of the exchange differences from the Company’s liabilities denominated in foreign currency designated as hedge of the net foreign investment and its corresponding tax effect.
The activity of the deferred (loss) income is the following:

Total (a)
Balances at 12/31/2006	(11)

Activity of the year	18

Balances at 12/31/2007	7

Activity of the year	56

Balances at 12/31/2008	63

Activity of the year	34

Balances at 12/31/2009	97

(a)	See Note 2.b
q) Revenue recognition:
Revenues from the sale of crude oil, natural gas, petrochemical and refined products are recognized when the products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership, prices are fixed or determinable and collectibility is reasonably assured.
Revenues from oil and natural gas production in which the Company has a joint interest with other producers are recognized on the basis of the net working interest, regardless of actual assignation. Any imbalance between actual and contractual assignation will result in the recognition of an amount payable or receivable according to the actual share in production, whether above or below the production resulting from the Company’s contractual interest in the consortium. As of December 31, 2009 and 2008 gas imbalance liabilities were 6 and 6, respectively, attributable to 118 and 135 million cubic meters, respectively.

Revenues from electricity generation are accounted for under the accrual method, including energy and power actually delivered.
Revenues from natural gas transportation under firm agreements are recognized based on contracted capacity, regardless of the volumes carried. Revenues generated by interruptible gas transportation and by certain liquid natural gas (LNG) production and transportation contracts are recognized at the time the natural gas and the liquids are delivered to the customers. For other LNG production contracts and other services, revenues are recognized when the services are rendered.
Revenues from electric power distribution are recognized on the basis of the actual supply of the service, considering the billed portion resulting from periodic power measurements and an estimated amount accrued and not billed for the services supplied from the last measurement to period end. Services accrued and not billed as of year end are determined on the basis of the estimated daily power consumption for the days following the last measurement, based on users’ historical consumption, and adjusted by seasonality or other measurable factors that may have an impact on consumption.
r) Changes in presentation criteria:
For comparative purposes, all the necessary reclassifications were made in the consolidated financial statements of prior years in order to present them on a consistent basis. These reclassifications do not imply changes in the decisions based on them.
s) Accounting for derivative financial instruments:
Derivative financial instruments are measured at their fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the date of measurement, net of any obtained or paid advances.
Changes in the accounting measurement of derivative financial instruments designated as cash flows hedges, which have been designated as effective hedges, are recognized under “Deferred income” in “Shareholders’ equity”. Changes in the accounting measurement of derivative financial instruments that do not qualify for hedge accounting are recognized in the statement of income under “Financial income (expenses) and holding gains (losses)”.
A hedge is considered to be effective when at its inception, as well as during its life, its changes offset from eighty to one hundred and twenty five percent of the opposite changes of the hedged item. In this respect, the Company excludes the specific component attributable to the time-value of an option when measuring the effectiveness of instruments that qualify for hedge accounting.
Hedge accounting must cease upon occurrence of any of the following events: (a) the hedge instrument has matured or has been settled; (b) the hedge transaction is no longer effective; or (c) the projected transaction does not have a high likelihood of occurrence. Should that be the case, the income (loss) arising from the hedge instrument that would have been allocated to “Deferred income” should remain there until the committed or projected transactions occurs in the case of (a) and (b) are charged to the statement of income in the case of (c).
As of December 31, 2009, 2008 and 2007 the Company does not maintain positions in derivative financial instruments. Transactions with them did not imply the recognition of significant results during the years then ended.
5.	Oil and gas areas and participation in joint ventures
As of December 31, 2009, the Company and its affiliates were part of the oil and gas consortiums, joint-ventures and areas indicated in Note 25.g). The aggregate joint ventures and consortium assets, liabilities and results in which the Company is a party, included in each account of the balance sheet and the statement of income utilizing the proportionate consolidation method, are disclosed in Note 25.h).
The Company is jointly and severally liable with the other participants for meeting the contractual obligations under these arrangements.

The production areas in Argentina and Perú (Note 8.II) are operated pursuant to concession production agreements with free crude oil availability.
According to Law No.17,319, royalties equivalent to 12% of the wellhead price of crude oil and natural gas are paid in Argentina. The wellhead price is calculated by deducting freight and other sales related expenses from the sale prices obtained from transactions with third parties.
In December 2008, the Company executed a Memorandum of Agreement for a ten-year extension of the production concessions Aguada de la Arena, Río Neuquén, Veta Escondida and Rincón de Aranda, all of them located in the province of Neuquén, with a related payment of 56 (Note 15.c).
Petrobras Energía’s branch in Bolivia performs at its own risk and for its own account, in the name and on behalf of YPFB exploration and production activities within the Colpa Caranda area. Pursuant to the agreement, YPFB owns the hydrocarbons, pays royalties and direct tax on hydrocarbons, which in the aggregate amount to 50% of the production valued on the basis of sales prices, and applies the 80% of the surplus amount to pay, in the first place, the costs and depreciations associated to the development and operation of Petrobras Energia’s branch, being the rest shared between YPFB and the branch on the basis of an index calculated based on production volumes, depreciation rate, prices and taxes paid, among other items.
Investment commitments
In Argentina, on account of its interest in the joint ventures in charge of the exploration of the areas Chirete, Hickmann, Río Colorado and Río Atuel, Borde del limay, Vértices y Malvinas, as of December 31, 2009, the Company maintains investment commitments for approximately US$ 29 million, which mainly include the execution of seismic surveys and exploratory wells perforation.
As of December 31, 2009, on account of its interest in the consortium Tibú, in Colombia, the Company maintains investment commitments for US$ 12 million, which mainly include the execution of seismic surveys (Note 24).
Asset retirement obligations
In accordance with the regulations enacted in the countries in which we perform oil and gas operations, the Company (directly or indirectly through its subsidiaries) has the obligation to incur in costs related to the abandonment of oil and gas wells. The Company does not have assets legally restricted for purposes of settling the obligation.
The following table summarizes the activity in asset retirement obligations for the years ended December 31, 2009, 2008 and 2007.

	2009	2008	2007

Openning balance	308	170	146
Accretion	23	15	14
Additions	5	59	16
Estimated cash flow changes	10	52	(3)
Decreases	(61)	—	(3)
Foreign currency translation / other	26	12	—

Ending balance (Note 15.c)	311	308	170

Exploratory well costs
The following table provides the year end balances and activity for exploratory well costs, during the years ended of December 31, 2009, 2008 and 2007.

	2009	2008	2007

Openning balance	303	124	106
Translation effect	7	2	—
Additions	269	233	85
Transferred to development	—	(14)	(22)
Charged to expenses (Note 25.e)	(270)	(42)	(45)
Write-off due to sale (Note 8.II)	(81)	—	—

Ending balance	228	303	124

Number of wells at year end	33	38	21

Changes in oil and gas areas and participation in joint ventures
In February 2007, Petrobras Energía through its subsidiary Petrobras Bolivia Internacional S.A. acquired from ConocoPhillips, its 25.67% and 52.37% interests in Sierra Chata and Parva Negra, respectively. The acquisition was structured through the purchase of the company Burlington Resources Argentina Holdings (currently Petrobras Energía Bermudas), indirect holder of such interests through the companies Canadian Hunter Argentina S.R.L. and Atalaya Energy S.R.L. The acquisition cost was agreed in US$ 77.6 million plus adjustments based in the working capital variations as of the agreement date. The applicable regulatory authorities approved the transaction in September 2008, and it was recorded at that moment. Subsequently, in December 2009, the Company acquired 95% of the equity shares of Canadian Hunter Argentina S.R.L. and Atalaya Energy S.R.L. from Petrobras Internacional SA Bolivia at a price of US$ 81.4 million.
In November 2007, the Company sold 76.15% of its rights and obligations in the Bajada del Palo area. As a result of this transaction the Company recognized a gain of 62 in “Other income (expenses), net” (Note 15.e).
In March 2008, once all the formalities concerning regulatory matters were completed, the Company acquired from Energy Development Corporation (Argentina), Inc. Argentina Branch a 13.72% equity interest in El Tordillo and La Tapera — Puesto Quiroga areas paying US$ 117.5 million.
In December 2008, the Company entered into a joint undertaking agreement with Repsol-YPF for the exploration of CGSJ Marina-1 block in the Golfo San Jorge basin for a 33% interest, which is currently being returned since no positive results were obtained from exploration activities. In such respect, the Company charged 220 to exploration expenses in 2009 fiscal year.
In December 2008, the Company entered into a joint undertaking agreement with Repsol-YPF and Pan American for the exploration of CAA-40 and CAA-46 exploration blocks in the Malvinas basin for a 33% interest.
During 2009, the Company was granted the concession of three new blocks in the Neuquina basin, Río Atuel, Los Vértices and Borde del Limay.
Operations in Colombia
Since no positive results were obtained from the exploratory activities, in the first quarter of 2008, the Tierra Negra exploratory area was returned to the National Hydrocarbon Agency of Colombia.
Operations in Ecuador
In Ecuador, production agreements relating to Block 18 provide for the free availability of the crude oil output and a working interest in favor of the Ecuadorian State of 40% and 60% in Pata and Palo Azul fields, respectively. In addition, under the Tax Equity Law, the Ecuadorian State receives 70% of the revenues when prices exceed the base price of US$ 45.43 per barrel.

Assignment of 40% of the rights and obligations under the Block 18.
On January 11, 2007 the Ministry of Energy and Mines of Ecuador approved the preliminary agreement entered into with Teikoku Oil Co. Ltd. in January 2005, whereby the Company assigned 40% of its rights and obligations under the Block 18 Participation Agreement to Teikoku Oil Co. Ltd. On October 24, 2008, Petroecuador incorporated Teikoku Oil Ecuador, a subsidiary of Teikoku Oil Co. Ltd, as a partner in Block 18 agreements. On October 27, 2008, Petroecuador registered the Assignment Agreement with the National Hydrocarbons Board. The participation transference price was equivalent to the 40% of the Company’s obligations generated by the agreement with Oleoductos de Crudos Pesados S.A. In the year ended December 31, 2008, the Company recognized a loss of 28 in “Other income (expenses), net” (Note 15.e).
Amendatory Agreements relating to Block 18 Participation Agreement
On October 31, 2008, EcuadorTLC S.A., Teikoku Oil Ecuador, Petroecuador and others entered into the Amendatory Agreements, which govern the operation of Block 18 and Palo Azul, during the period in which negotiations will be conducted to determine a new contractual modality, the validity term of the Amendatory Agreements has been extended until October 2010. Under these Amendatory Agreements, the Ecuadorian Government’s share in Pata and Palo Azul fields’ production increased to 40% and 60%, respectively.
Amendment to Ecuador’s Hydrocarbons Law
In April 2006, Ecuadorian authorities approved the Amendment to the Hydrocarbons Law (Law No. 42/2006), which recognizes at least a 50% increment of extraordinary revenues in favor of the State, generated from the increases in crude’s Ecuadorian oil price (average monthly price in cash of FOB sales) in comparison with their respective average monthly sales, with the corresponding agreement approval, in constant price of the settlement month.
On October 18, 2007, the President of the Republic of Ecuador issued an Amendment to the Regulating Provisions of Law No. 42/2006, whereby as from that date the Government’s interest in the extraordinary revenues from crude oil price was increased to 99%, reducing the oil companies’ interest to 1%.
EcuadorTLC S.A. and Petroecuador expressed significant opposing interpretations as to its applicability and scope in connection with the Palo Azul operating agreement in which Ecuador’s share in extraordinary revenues resulting from any increase in crude oil prices was already established. In the Company’s opinion, the application of the law according to Petroecuador’s interpretation was confiscatory in respect of the investment and put its economic viability at risk. As from January 2008 EcuadorTLC S.A did not make any payments of royalties as calculated by Petroecuador under Law No. 42/2006.
Following the negotiations conducted with the Ecuadorian Government, which resulted in the execution of the Amendatory Agreements for Block 18, and considering the Attorney General’s opinion, the parties reached an agreement on the scope of Law N° 42/2006. Under this agreement, EcuadorTLC S.A. made a payment of US$ 44 million, which was considered as the settlement of any differences that may arise from the application of the foregoing law until the execution date of the above amendatory agreements, at which date the Tax Equity Law became applicable.
Block 31
On December 31, 2008, Petrobras Energía Ecuador and Petroecuador executed the Termination Agreement relating to Block 31 Participation Agreement for the return of Block 31 to the Ecuadorian State. As a result, the Company recognized a loss of 31 included in “Other income (expenses), net” (Note 15.e).
Crude Oil Transportation Agreement with Oleoductos de Crudos Pesados Ltd. (OCP)
The Company entered into an agreement with OCP, whereby it has secured an oil transportation capacity of 80,000 barrels per day for a 15-year term starting November 10, 2003.
The type of transportation agreement is “Ship or Pay”. Therefore, the Company should meet its contractual obligations for the entire volume hired, although no crude oil is transported, paying, like the other producers, a rate that covers OCP operating costs and financial services, among others. As of December 31, 2009 such rate amounted to US$ 2.13 per barrel.

The costs for the transportation capacity are billed by OCP and charged to expenses monthly. Hence, the costs related to the crude oil volume effectively transported are charged to “Administrative and selling expenses” line, whereas the surplus, related to transportation capacity hired but not used, is recorded in the “Other operating expenses, net” line (Note 15.d).
The Company estimates that during the effective term of the “Ship or Pay” transportation agreement the volume of crude oil produced will be lower than the committed transportation capacity. This presumption is based on the current assessment of the Company’s reserves. For the purpose of mitigating the excess capacity contracted, the Company periodically negotiates committed transportation capacity volumes. On December 31, 2008, the Company and Petroecuador entered into an “Agreement for the utilization of the oil transportation capacity committed under the agreement entered into with Oleoducto de Crudos Pesados”, under which the Ecuadorian State undertook the commitment that the transportation as from January 1, 2009 of its crude oil through the OCP will be charged to the transportation capacity committed under the agreement entered into between the Company and OCP, up to a maximum of 70,000 barrels per day. In addition, the Company sold a portion of this transportation capacity (at an average amount of 8,000 barrels per day from July 2004 to January 2012. Lastly, 40% of the net contractual obligation was assumed by Teikoku Oil Ecuador, according to the terms of the assignment agreement of the 40% of Block 18.
In order to guarantee the compliance with the Company’s financial commitments related to the “Ship or Pay” transportation agreement and OCP’s related business obligations, the Company issued letters of credit. These letters of credit, with maturity date of December 2018, are required to remain effective until the abovementioned commitments expire. As of December 31, 2009 the Company issued letters of credit for a total amount of about US$ 93 million. As the letters of credit expire, the Company will be required to renew or replace them. Otherwise, the amounts due must be deposited in cash.
Recoverability of investments
As from 2006, and with special emphasis during 2007, the Ecuadorian Government implemented major tax and regulatory amendments in the country’s economy, which particularly focused on the hydrocarbons industry.
The combination of these changes have materially modified the conditions set forth at the time of execution of the respective participation agreements, adversely affecting the profitability evaluation of ongoing projects in Ecuador, with the ensuing negative impact on the assessment of their recoverability. Accordingly, in the year ended December 31, 2007, the Company recorded an impairment of 759 to write the book value of Ecuador’s assets down to their probable recoverable value, included in “Other income (expenses), net” (Note 15.e). In estimating the related recoverable value, the Company included the impact of the estimated net deficit of production from the transportation capacity contract with Oleoducto de Crudos Pesados Ltd.
6.	Credit risk
The Company provides credit lines in the normal course of business to refiners, petrochemical companies, marketers of petroleum products, crude oil exporting companies, electrical power generation companies, retail customers, natural gas distributors, large electrical power users and power distribution companies, among others.
As a result of the Company’s business and sales locations, the portfolio of receivables is well diversified, and, therefore, the Company’s Management considers the credit risk moderate based on such diversification. The Company constantly performs credit evaluations of the financial capacity of its clients, which minimizes the potential risk of bad debt losses.

7.	Investments, equity in earnings of affiliates and dividends collected
The breakdown of current and non-current investments, the equity in earnings of affiliates and dividends collected, are as follows:
a) Investments

	2009		2008
		Book	Book
	Cost	value	value

Current:

Certificates of deposit	690	690	520
Mutual funds	195	195	48
Related companies (Note 17)	355	355	419
Other	3	3	2

	1,243	1,243	989

Non-current:

Loans to joint venture partners in Venezuela	—	—	262
Related companies (Note 17)	156	156	147
Financial Trust for South Gas Pipeline (Note 10.II)	119	119	—
Equity in affiliates (Note 25.b)	2,938	4,157	3,682
Allowance for impairment of investments (Note 12)	—	(723)	(614)

	3,213	3,709	3,477

b) Equity in earnings of affiliates

	2009	2008	2007

Petroritupano S.A.	120	132	55
Petrokariña S.A.	(8)	40	1
Petrowayú S.A.	13	107	2
Petroven-Bras S.A.	2	3	(1)
Petrolera Entre Lomas S.A.	27	25	30
Refinería del Norte S.A.	42	(6)	44
Petroquímica Cuyo S.A.I.C. (1)	—	—	21
Petrobras Bolivia Refinación S.A.(1)	—	—	31
Other	14	4	(7)

	210	305	176

(1)	Note 7.IV)
c) Dividends collected

	2009	2008	2007

Petrobras Bolivia Refinación S.A.(1)	—	—	60
Petroquímica Cuyo S.A.I.C. (1)	—	—	6
Oleoductos del Valle S.A.	—	—	5
Petroritupano S.A.	—	119	82
Petrowayú S.A.	60	21	67
Oleoducto de Crudos Pesados Ltd.	3	—	6
Refinería del Norte S.A.	22	—	19
Petrolera Entre Lomas S.A.	9	10	19

	94	150	264

(1)	Note 7.IV)

I.	Investment in companies in which joint control or significant influence is exercised and which are subject to transfer restrictions:
a) Distrilec:
Petrobras Energía, through Petrobras Finance Bermudas and Petrobras Electricidad de Argentina S.A (“PEDASA”), holds an indirect shareholding of 48.50% in Distrilec.
Distrilec is able to change its equity interest and sell its shares in Edesur S.A. (“Edesur”) only with the approval of ENRE (Federal Power Regulation Authority).
In addition, over the entire term of the concession, the Class “A” shares in Edesur shall remain pledged to guarantee the compliance with the obligations undertaken in the Concession Agreement. This pledge in no way limits the exercise of financial and voting rights associated with the Edesur’s shares.
b) CIESA:
Shareholders of CIESA, parent company of TGS, may not sell their Class “A” shares representing 51% of TGS’s capital stock, without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.
II. Tariff situation of the public utility companies
• General framework
The scenario after the enactment of the Public Emergency Law significantly changed the financial equation of the public utility companies, which were affected, among others, by the local currency devaluation, the pesification and the elimination of indexation clauses on rates.
The Public Emergency Law provided for the conversion into Argentine pesos and the elimination of indexation clauses on public service rates, thus fixing them at the exchange rate of ARS 1 = US$ 1. In addition, the Executive Branch was empowered to renegotiate those agreements entered into to provide public services, along the following criteria: (i) rates impact on economic competitiveness and revenue allocation, (ii) service quality and investment plans, to the extent that they were contractually agreed upon, (iii) users interest and access to services, (iv) the safety in the system involved, and (v) companies’ profitability.
On February 12, 2002, the Executive Branch of Government issued Decree No. 293/02 whereby it recommended that the Ministry of the Economy and Production renegotiate the agreements executed with public utility companies. UNIREN (public service agreement renegotiation and analysis unit) was created in July 2003, which took over the work of the Renegotiation Commission and its aim is, among others, to provide assistance in the public works and services renegotiation process, to execute comprehensive or partial agreements, and to submit regulatory projects related to transitory rate adjustments.
In December 2009, the Law No. 26,563 was issued, which extended the public works and services renegotiation term to December 2011.
• TGS
After UNIREN had submitted to TGS several proposals for the tariff adjustment as provided for in the concession contract that TGS had deemed insufficient, in October 2008 TGS executed a provisional agreement with UNIREN, which provides for a 20% tariff increase to be retroactively applied as from September 1, 2008 and for the application of the cash from such increase to an investment plan in the gas transportation system devised under the same agreement. In December 2009 the Argentine Executive Branch issued Decree No. 1,918/09 ratifying such provisional agreement. Accordingly, in the year ended December 31, 2009 TGS recognized sales for P$122 million as a result of the tariff increase provided under the agreement. TGS will invoice the tariff increase to its customers once the ENARGAS has published the new tariff schedule and has defined the billing method for the retroactive effect. This provisional agreement will be valid until the effective date of an agreement for the comprehensive renegotiation of the license to be entered into with the National Government.

In this respect, in early October 2008, TGS received from UNIREN a proposal for a comprehensive renegotiation agreement (including the 20% initial tariff increase). As of the date of these financial statements, TGS is evaluating that proposal. As set forth in the provisional agreement, TGS should reach an agreement with UNIREN on the modalities, terms and dates for the execution of the comprehensive agreement before the expiration date of the Economic Emergency Law. If no agreement is reached, UNIREN will submit a report to the Executive Branch recommending the steps to be taken.
• Edesur
Edesur entered into with UNIREN the letter of understanding, in August 2005, the parties signed a memorandum of understanding that included, among other matters, the terms and conditions that, once the procedures established by regulations are fulfilled, would be the basis for amending the concession agreement. The document established through June 30, 2006, a complete rate review would be performed, which lead to a new rate system effective August 1, 2006, and for the following five years. Also, among others, it established a transition period for which the following was agreed, a transitional rate system as from November 1, 2005, with an increase in the average service rate not exceeding 15%, applicable to all rate categories, except for residential rates; and a mechanism to monitor costs, which allows for reviewing rate adjustments. Subsequently, Resolution No. 864/2008 issued by the Secretary of Energy approved the rate system through February 2009.
As a preliminary condition for the Executive Branch to ratify the Memorandum of Understanding, Edesur and its shareholders suspended all pending claims based on the measures taken as from the emergency situation established by Public Emergency Law in connection with the concession agreement.
The Memorandum of Agreement (MOA) was ratified by the Executive Branch on December 28, 2006. According to ENRE’s Resolution No. 50/2007 published in the Official Gazette on February 5, 2007, the values stated in Edesur’s Rate Schedule and resulting from the Interim Rate Schedule provided for in the MOA became effective as from February 1, 2007. As a consequence, a 23% increase was applied on the company’s own distribution costs (not affecting T1R1 and T1R2 residential rates), connection costs and the reconnection service charged by Edesur, and an additional average increase of 5% is also applied on such distribution costs for the execution of a work plan. In addition, ENRE authorized to apply to such costs, effective May 1, 2006, the 9.962% positive variation in the cost monitoring system indexes provided under the MOA.
Subsequently, Resolutions No. 1,838/2007 issued by the Secretary of Energy and No. 867/2007 of ENRE approved a 9.75% adjustment for the period from May 2006 to April 2007 under the cost monitoring method set forth in the Memorandum of Agreement applicable as from May 2007.
On July 31, 2008 ENRE issued Resolution No 324/2008 in relation to the Interim Tariff Scheme, approving a new tariff schedule for Edesur applicable as from July 1, 2008, which imposes gradual increases between 10% and 30% on residential users with bimonthly consumption levels over 650 kilowatts as well as a 10% increase on commercial or industrial users. In addition, it provides for the application of the new tariff to the Program for the Rational Use of Energy and the partial recognition of the cost monitoring system for subsequent periods.
Additionally, pursuant to the Overall Tariff Review, on November 12, 2009 Edesur submitted to the ENRE its income requirements in compliance with ENRE’s Resolution No. 467/2008.
On August 18, 2009, considering the domestic electric power consumption level during the winter season and in order not to adversely affect their payment capability, the Secretary of Energy provided under Resolution N° 652/09 new seasonal prices for the June 1, 2009 — December 31, 2009 period for residential users with bimonthly consumption over 500 kWh. As a result, the ENRE issued Resolution No. 433/09, dated August 19, 2009, approving the values stated in the new tariff schedule applicable to the before mentioned period which imply a subsidy from the National State to users involved of 100% of the tariff increase provided under ENRE Resolution N° 628/08 for June and July 2009 and of 70% of the tariff increase for August and September 2009.
On November 2, 2009 Edesur was given notice of a claim entitled “Consumidores Libres Coop. Ltda. de Provisión de Servicios de Acción Comunitaria c/E.N. — Secretaría de Energía de la Nación — ENRE — s/Proceso de conocimiento” filed by two consumer associations: Consumidores Libres Coop. Ltda. de Provisión de Servicios de Acción Comunitaria and Unión de Usuarios y Consumidores, against the National Government, the ENRE, Edesur, Edelap S.A. and Edenor S.A.

The purpose of the claim is: a) to declare invalid and unconstitutional all recent resolutions concerning tariffs and, consequently, to request the return of the amounts invoiced under such resolutions; b) to impose on all defendants the obligation to perform the Overall Tariff Review; c) to declare invalid and unconstitutional the resolutions issued by the Secretary of Energy under which the interim period provided under the Memorandum of Agreement is extended; d) to order defendants to sell, under international public tender, its class “A” shares since plaintiffs consider the first period of the Concession Agreement has already ended; e) to declare invalid and unconstitutional any resolutions or any other administrative acts amending contractual renegotiations; f) to declare invalid and unconstitutional ENRE’s Resolutions No. 466/2007 and 467/2007 under which the concession periods provided for under the Concession Agreement are extended, and g) on a subsidiary basis, if the main claim is dismissed, to order defendants to invoice all users on a bimonthly basis.
In addition, plaintiffs request the Court: (i) to issue a provisional remedy ordering suspension of the tariff increases provided for under the resolutions disputed by the plaintiffs; (ii) on a subsidiary basis, to partially suspend the application of the foregoing resolutions; and (iii) also on a subsidiary basis, to issue a provisional remedy determining the enforcement authority to refrain from stating new increases beyond the framework of the Overall Tariff Review process.
Regarding plaintiffs’ request to the Court to issue a provisional remedy, the Judge deemed it convenient to give written notice in such respect to the ENRE and the Secretary of Energy before making a decision on such request. Both authorities answered to the request for information. As of the date of these financial statements, the Court has not issued a decision in such respect.
Edesur answered the complaint and rejected the plaintiffs’ claim on the grounds that it was inadmissible within the terms provided for to such effect. As of the date of these financial statements, proceedings are in a stage following the answer to the complaint.
III.	Investments in Mixed Companies in Venezuela
In April 2005, the Venezuelan Energy and Oil Ministry (MEP) instructed Petróleos de Venezuela S.A. (PDVSA) to review the thirty-two operating agreements signed by PDVSA affiliates with oil companies from 1992 through 1997. These instructions given by the MEP established that all the necessary measures should be taken by PDVSA to migrate all operating agreements effective at that time to mixed companies. In August 2006, the conversion operating agreements were signed, providing for that the equity interest of private partners in such mixed companies would be of 40%, with the remaining 60% to be held by the Venezuelan Government.
The companies Petroritupano S.A., Petrowayú S.A., Petroven-Bras S.A. and Petrokariña S.A. (collectively referred to as “mixed companies”) were organized as a result of migration of the operating agreements governing production activities in Venezuela in the Oritupano Leona, La Concepción, Acema and Mata areas, respectively.
Mixed companies have to sell to Petróleos de Venezuela S.A. (“PDVSA”) all liquid hydrocarbons and the associated natural gas (when so provided in the agreement), produced in the delimited area, according to a price formula associated with international benchmarks such as WTS and WTI.
Mixed companies are subject to a payment of 33.33% for royalties and special benefits, and, in addition, they are required to pay an amount equivalent to any difference between 50% of the value of oil & gas sales during each calendar year and the royalty payments made during such year plus income tax and any other tax or duty calculated on the basis of the sales revenues. Additionally, since April 2008, with the enactment of the Special Tax Law on Extraordinary Prices of the International Hydrocarbon Market, a special tax payable by companies exporting or transporting abroad liquid hydrocarbons and oil by-products will be applicable when the average Venezuelan basket price of crude oil exceeds, in any month, US$70 per barrel. The special tax per barrel will be 50% of the difference between the above mentioned monthly average price and the US$70 threshold price. In addition, when such average price exceeds US$100, the special tax per barrel, applicable to any difference in excess of the US$100 threshold, will be 60%.
As of December 31, 2009 and 2008 the carrying value of the Company’s direct and indirect interest in the mixed companies, net of impairment charges, is 2,880 and 2,751, respectively. The recoverability of the referred investments is highly sensitive to crude oil price volatility, to economic, social and regulatory changes and, particularly, to the resulting business plans. As a result of the changes in the foregoing variables, in the years ended December 31, 2009, 2008 and 2007, the Company recorded writedowns of 281, 154 and 33, respectively related to its assets in Venezuela.

Upon the execution of the pertinent agreements in connection with the migration of the operating agreements, in August 2006, CVP recognized a divisible and transferable credit in favor of the private companies participating in the mixed companies in the amount of US$ 88.5 million for Petrobras Energía’s equity interest, which does not accrue interest and could be applied to the payment of acquisition bonds to be used in any new mixed ownership project for oil exploration and production activities, or licenses for gas exploration and production operations in Venezuela. Since projects for the use of the credit recognized by CVP had not been materialized, the efforts to transfer such credit to third parties had not been successful, and other alternative uses of the credit was not anticipated, in 2007 the Company recorded a reserve of 181 on such credit.
IV.	Equity interest sold
• Hidroneuquén S.A.
On January 17, 2007, Petrobras Energía entered into a stock purchase agreement with a consortium composed of Merril Lynch, Pierce, Fenner & Smith Inc. and Sociedad Argentina de Energía S.A., for the sale of its 9.19% equity interest in Hidroneuquén S.A., a company holding 59% of Hidroeléctrica Piedra del Aguila S.A.’s capital stock. The stock purchase price provided under the terms and conditions of the agreement was US$ 15 million, implying a gain of 23, recorded in “Other income (expenses), net” (Note 15.e).
• Petrobras Bolivia Refinación S.A.
In May 2006, the Bolivian Government issued Supreme Decree No. 28,701, thus establishing what it calls “the nationalization of oil and gas” of the country.
The abovementioned decree also provided that the Bolivian Government shall recover full participation in the entire oil & gas production chain, and for this purpose provided, among others, the necessary actions to be taken for YPFB to control at least 50% plus one share in a group of companies, among which was Petrobras Bolivia Refinación S.A.
On June 25, 2007, Petrobras Energía S.A. through its subsidiary Petrobras Energía Internacional S.A. signed an agreement for the sale to YPFB of its interest in Petrobras Bolivia Refinación S.A. The sale price amounted to US$ 55 million, resulting a gain of 44 recorded in “Other income (expenses), net” (Note 15.e).
• Compañía Inversora en Transmisión Eléctrica S.A. (Citelec)
In compliance with the commitment to divest Citelec assumed by Petrobras Energía upon the approval — on July 19, 2007- by the Comisión Nacional de Defensa de la Competencia (the Argentine antitrust authorities) of the purchase by Petrobras Participaciones S.L. of the shares representing the majority of the capital stock of Petrobras Energía Participaciones, Petrobras Energía entered into an agreement to transfer its 50% equity interest in Citelec to Energía Argentina S.A. (“Enarsa”) and Electroingeniería S.A. on a 50% basis. In December 2007 the pertinent approvals were granted by the regulatory agencies and authorities and all other terms and conditions to which the transaction was subordinated were fulfilled.
The sale was carried out at a price of US$ 54 million and did not result in any significant profit and loss effects.
• Yacylec S.A.(Yacylec)
On July 19, 2007, Petrobras Energía signed with Electroingeniería S.A. a stock purchase agreement for the sale of its 22.22% equity interest in Yacylec, which was approved by ENRE in December 2007. The sale was performed at a fixed price of US$ 6 million, giving rise to a gain included in “Other income (expenses), net” of 16 (Note 15.e).
• Petroquímica Cuyo S.A.I.C.
On December 31, 2007, Petrobras Energía entered into a stock purchase agreement with Admire Trading Company S.A. and Grupo Inversor Petroquímica S.L. for the sale of its 40% equity interest in Petroquímica Cuyo S.A.I.C. The selling price was US$ 32 million, resulting in a gain of 40 included in “Other income (expenses), net” (Note 15.e).

8.	Discontinued operations and/or discontinuation
I. Fertilizers
In November 2009, the Company approved the sale of the fertilizers business to Bunge Argentina S.A., whereby the tangible assets, trade brands, commercial network and personnel engaged in such business will be transferred to the buyer. The transaction closed in January 2010, upon execution of the respective sale agreements and is subject to the approval by the applicable regulatory authorities.
As of December 31, 2009, property, plant and equipment relating to the fertilizer business have been classified as “Assets held for Sale” (see Note 4.g) and, consequently, measured at their net realizable value, which implied the recognition of a gain of 47 shown under Financial income (expenses) and Holding gains (losses) from assets — Other financial income (expenses), net.
When the transaction becomes effective, the Company will recognize an additional gain of approximately 34 before income tax.
II. Petrobras de Valores Internacional de España S.L. (PVIE)
In December 2007, Petrobras Energía sold to Petrobras International Braspetro B.V. 40% of its equity interest in PVIE, a holding company whose main asset is the 99.79% through its interest in the capital stock of Petrobras Energía Perú S.A., is the Lote X production area. PESA recognized a gain of 1,014 before income tax as a result of such transaction, included in Other income (expenses), net (Note 15.e).
The agreed upon price also includes a contingent compensation in favor of the Company that reflects the market value of the “Kinteroni Prospect” or, alternatively, the non-participation of the buyer and its respective compensation. Such compensation, to be defined by the parties, results from the gas and condensate discovery made at the “Kinteroni Prospect” in Lote 57 in January 2008, which is still in the evaluation phase. Currently, the operator is conducting reservoir studies and preparation work for future activities in order to assess the hydrocarbon potential of the field. The agreed upon term for such negotiation is 180 days as from the date the discovery is declared commercially viable in a filing with the Peruvian enforcement authority. As of the date of these financial statements, PESA requested the buyer to provide information relating to the declaration of commercial viability that will mark the beginning of the before mentioned negotiation period.
In April 2009 Petrobras Energía sold its remaining 60% equity interest in PVIE to Petrobras Internacional — Braspetro B.V. in the amount of US$ 619.4 million. As a result of this transaction, the Company recognized in “Other income (expenses), net” (Note 15.e) a pretax gain of 1,591 and the related reversal of deferred income in the amount of 29.

The table below shows the breakdown of consolidated statements of income and the most relevant information of the consolidated cash flows for the years ended December 31, 2009, 2008 and 2007, as required by the accounting standards regarding disclosure of discontinued operations:

	2009
	Continuing	Discontinued operations		Subtotal
	operations (1)	Perú (2)	Fertilizers (1)	discontinued	Total

Net sales	11,285	123	564	687	11,972
Cost of sales	(8,279)	(69)	(510)	(579)	(8,858)

Gross profit	3,006	54	54	108	3,114

Administrative and selling expenses	(1,574)	(3)	(91)	(94)	(1,668)
Exploration expenses	(333)	(3)	—	(3)	(336)
Other operating expenses, net	(166)	(3)	(23)	(26)	(192)

Operating income (loss)	933	45	(60)	(15)	918
Equity in earnings of affiliates	210	—	—	—	210

Financial income (expenses) and holding gains (losses)
Generated by assets:
Interest	108	—	—	—	108
Exchange difference	361	—	—	—	361
Holding gains (losses)	23	—	(103)	(103)	(80)
Other financial income, net	48	1	47	48	96

	540	1	(56)	(55)	485

Generated by liabilities:
Interest	(600)	(2)	(2)	(4)	(604)
Exchange difference	(526)	(1)	3	2	(524)
Other financial expenses, net	(58)	—	—	—	(58)

	(1,184)	(3)	1	(2)	(1,186)
Other income (expenses), net	(298)	1,591	(5)	1,586	1,288

Income (loss) before income tax and minority interest	201	1,634	(120)	1,514	1,715

Income tax	48	(816)	42	(774)	(726)

Minority interest	(64)	—	—	—	(64)

Net income (loss)	185	818	(78)	740	925

Basic/diluted earnings (loss) per share — Stated in Argentine pesos	0.183	0.810	(0.077)	0.733	0.916

(1)	Year ended December 31, 2009

(2)	Three month period ended March 31, 2009

	2008
	Continuing	Discontinued operations		Subtotal
	operations	Perú	Fertilizers	discontinued	Total

Net sales	13,429	965	781	1,746	15,175
Cost of sales	(9,867)	(537)	(596)	(1,133)	(11,000)

Gross profit	3,562	428	185	613	4,175

Administrative and selling expenses	(1,617)	(15)	(126)	(141)	(1,758)
Exploration expenses	(218)	(20)	—	(20)	(238)
Other operating expenses, net	(224)	(1)	(6)	(7)	(231)

Operating income	1,503	392	53	445	1,948

Equity in earnings of affiliates	305	—	—	—	305

Financial income (expenses) and holding gains (losses)
Generated by assets:
Interest	106	5	—	5	111
Exchange difference	224	1	2	3	227
Holding losses	(84)	—	(27)	(27)	(111)
Other financial income, net	65	—	—	—	65

	311	6	(25)	(19)	292

Generated by liabilities:
Interest	(526)	(12)	(1)	(13)	(539)
Exchange difference	(443)	(2)	(15)	(17)	(460)
Other financial expenses, net	(73)	(2)	—	(2)	(75)

	(1,042)	(16)	(16)	(32)	(1,074)
Other expenses, net	(117)	—	—	—	(117)

Income before income tax and minority interest	960	382	12	394	1,354

Income tax	(376)	(128)	(4)	(132)	(508)

Minority interest	(70)	—	—	—	(70)

Net income	514	254	8	262	776

Basic/diluted earnings per share — Stated in Argentine pesos	0.509	0.252	0.008	0.260	0.769

	2007
	Continuing	Discontinued operations		Subtotal
	operations	Perú	Fertilizers	discontinued	Total

Net sales	11,672	1,101	685	1,786	13,458
Cost of sales	(8,930)	(528)	(653)	(1,181)	(10,111)

Gross profit	2,742	573	32	605	3,347

Administrative and selling expenses	(1,385)	(19)	(61)	(80)	(1,465)
Exploration expenses	(122)	(50)	—	(50)	(172)
Other operating expenses, net	(170)	(4)	(3)	(7)	(177)

Operating income (loss)	1,065	500	(32)	468	1,533

Equity in earnings of affiliates	176	—	—	—	176

Financial income (expenses) and holding gains (losses)
Generated by assets:
Interest	74	22	—	22	96
Exchange difference	107	1	2	3	110
Holding gains	8	—	78	78	86
Other financial income (expenses), net	(2)	(1)	2	1	(1)

	187	22	82	104	291

Generated by liabilities:
Interest	(563)	(26)	—	(26)	(589)
Exchange difference	(116)	(2)	—	(2)	(118)
Other financial expenses, net	(78)	(1)	—	(1)	(79)

	(757)	(29)	—	(29)	(786)
Other income, net	132	7	—	7	139

Income before income tax and minority interest	803	500	50	550	1,353

Income tax	(330)	(155)	(18)	(173)	(503)

Minority interest	(88)	—	—	—	(88)

Net income	385	345	32	377	762

Basic/diluted earnings per share — Stated in Argentine pesos	0.381	0.342	0.032	0.373	0.755

	2009		2008		2007
	Perú (1)	Fertilizers	Perú	Fertilizers	Perú	Fertilizers

Cash and cash equivalents at the beginning of the year	1	—	5	—	2	3

Net cash provided by (used in) operations	85	158	258	(105)	95	30

Net cash used in investing activities	(73)	(36)	(236)	(30)	(329)	(73)

Net cash (used in) provided by financing activities	(13)	(122)	(27)	135	237	40

Effect of exchange rate change on cash	—	—	1	—	—	—

Cash and cash equivalents at the end of the year	—	—	1	—	5	—

(1)	Three month period ended March 31, 2009

9.	Financing
The detail of the financial debt as of December 31, 2009 and 2008, is as follows:

	2009		2008
		Non-		Non-
	Current	current	Current	current
Financial institutions	452	814	1,136	477
Bonds	2,036	3,016	1,233	3,987
Related companies (Note 17)	20	760	76	688

	2,508	4,590	2,445	5,152

I. Global Programs of nonconvertible bonds
Global program of US$ 2.5 billion:
As of December 31, 2009 under this program, which matured on May 4, 2008 the following classes of bonds remained outstanding:
•	Class I, for a face value of US$ 349.2 million, maturing in July 2010, at a 8.125% annual rate.
•
Class N, for a face value of US$ 97 million, with principal amortized in two installments, the first — equivalent to 9.9099% of face value — settled on the same day of issuance, January 24, 2003, and the remaining due in June 2011, accruing interest at LIBOR for a period of nine months plus 1%.

•	Class R, for a face value of US$ 200 million, maturing in October 2013, at a 9.375 % annual rate.
•
Class S, for a face value of US$ 300 million, maturing in May 2017, at a 5.875% annual rate. Class S bonds are supported by a Standby Purchase Agreement provided by Petrobras, pursuant to which, in the event of failure to pay principal, interest and any other amount owed by Petrobras Energía in connection with Class S bonds, Petrobras shall purchase the rights of bondholders to receive payments.

The proceeds from the issuances of the bonds were used to refinance liabilities, increase working capital, make capital expenditures in Argentina or capital contributions to affiliates.
Debt from the issuances is disclosed net of the unaccrued portion of the issuance discounts and the incurred costs for such issuances.
Global program of US$ 1 billion:
The Annual Shareholders’ Meeting of Petrobras Energía held on March 28, 2008 approved the creation of a global program for the issuance of bonds for an outstanding maximum principal amounting to US$ 1 billion or its equivalent in any other currency, maturing within a 5-year term, or the maximum term that may be established by any applicable regulation in the future, under terms and conditions identical to those of the global program of US$ 2.5 billion. On August 7, 2008, the program was authorized by Resolution N° 15,947 of the CNV.

II. Cross default clauses
Outstanding bonds and financial debt include cross default clauses, whereby the Trustee, as instructed by the bondholders representing at least 25% of the related outstanding capital, in the case of outstanding bonds or the creditor financial, as appropriate, shall declare all the amounts owed due and payable, if any debt of Petrobras Energía or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 25 million or 1% of Petrobras Energía’s shareholders’ equity upon those maturities, and that the default has not been defeated or cured within 30 days after the Company has been served notice of the default.
As of the date of these consolidated financial statements, the Company has complied with all the terms and conditions related with its financial indebtedness.
III. Edesur indebtedness
Edesur maintains a global corporate bond program maturing on October 14, 2013, or the maximum term that may be allowed under any new regulations that might become applicable in the future, for up to a maximum principal amount outstanding at any time during the effectiveness of the program up to US$ 450 million or its equivalent in other currency.
As of December 31, 2009, only Class 7 is outstanding under such global program for a face value of 165, at an annual interest rate of 11.75%. Proceeds from the issuances have been applied to refinancing liabilities and improving working capital.
In addition, Edesur has signed loan agreements with banks. Some of Edesur’s loan agreements contain cross-default clauses, whereby lending banks may declare all owed amounts as due and payable in the event that any debt was not settled in due time, provided that such amounts due and payable exceeded those stipulated in the agreements.
Some of these agreements also contain cross-acceleration clauses, whereby lending banks may declare all owed amounts as due and payable in the event that Edesur was required to pre-pay any other debt stipulated in the agreements.
As of the date of these consolidated financial statements Edesur has complied with all the terms and conditions contained in the loan agreements.
IV. CIESA indebtedness
Due to the Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law (see Note 7.II “Tariff Situation of the public utility companies”), CIESA did not pay at maturity, in April 2002, either the principal and the last interest installment, or the cap and collar of interest rate agreements. Consequently, CIESA’s indebtedness included in the Company’s consolidated financial statements pursuant to the proportional consolidation method, in the amount of US$ 296 millions, has been disclosed in the “Short-term debt” line.
In April 2004, Petrobras Energía and Enron Pipeline Company Argentina S.A., a subsidiary of Enron Corp. (”EPCA”), the only two shareholders of CIESA, celebrated a master settlement agreement in which they agreed to make certain share transfers in two successive steps to facilitate the restructuring of CIESA’s financial debt.
Initially, after the relevant regulatory authorities’ approvals, on August 29, 2005, EPCA transferred 40% of its shares in CIESA to a trust fund and, at the same time, Petrobras Energía and its subsidiary, Petrobras Hispano Argentina S.A., transferred Class B shares of TGS (representing 7.35% of TGS’s capital stock). The Company considered the book value of the shares transferred as part of the valuation of its interest in CIESA in non-current investments.
Subsequently, pursuant to the terms of the Financial Debt Restructuring Agreement entered into on September 1, 2005 by CIESA, Petrobras Energía S.A., Petrobras Hispano Argentina S.A., EPCA, ABN AMRO BANK N.V. Argentine Branch and all its financial creditors, CIESA refinanced the debt for an amount of about US$ 23 million at a 10-year term.

In addition, the Restructuring Agreement contemplated the terms of the Master Agreement which envisaged debt capitalization for a nominal amount of US$ 201.5 million plus accrued unpaid interest. The Restructuring Agreement was subject to approval by the Argentine Gas Regulatory Agency (ENARGAS) and the Argentine anti-trust authorities.
While the Restructuring Agreement was awaiting approval by the governmental authorities, on January 9, 2009, Ashmore Energy Internacional Limited (now AEI), who then declared to be the sole holder of the Corporate Bonds (Obligaciones Negociables) issued by CIESA in 1997, announced its decision to terminate the Restructuring Agreement.
Under such circumstances, on January 28, 2009, CIESA brought an action before the Courts of the State of New York, United States of America, to petition that an order be issued to declare that any action initiated by AEI against CIESA in conection with th Corporate Bonds should not succeed because said bonds had become time-barred and, on a subsidiary basis, that strict performance of the Restructuring Agreement be ordered and that CIESA be paid damages for termination of the agreement by AEI without due notice. The action brought by CIESA before the Courts of New York was initially dismissed on July 29, 2009, since a bankruptcy petition was pending before the Courts of the Republic of Argentina.
On February 4, 2009, AEI filed a bankruptcy petition against CIESA before the Courts of the Republic of Argentina for the amount of US$ 127 million, seeking recovery of an alleged claim relating to the Corporate Bonds. Such bankruptcy petition was rejected by the Court of Appeals in Commercial matters on October 9, 2009. AEI filed motions to invalidate the court decision and remove the intervening judges with cause, which motions were also dismissed on November 24 and December 28, 2009, respectively.
By virtue of the dismissal of the bankruptcy petition decided in the Republic of Argentina, on November 13, 2009 CIESA filed before the Courts of New York, a motion to renew and reargue, requesting: (i) to permit renewal and new arguments by CIESA against AEI’s motion to dismiss CIESA’s amended complaint and (ii) revocation of the judgment passed on July 29, 2009 admitting the motion to dismiss filed by AEI against the petition of CIESA.
On April 12, 2010, the New York state court ruled in favor of CIESA’s motion.
On May 13, 2010, AEI filed an answer to CIESA’s Action and a counterclaim against CIESA seeking the payment of CIESA’s financial debt. This counterclaim is also against Petrobras Energía and Petrobras Hispano Argentina S.A. seeking a compensation for damages, alleging that Petrobras Energía S.A. and Petrobras Hispano Argentina S.A. have the control of CIESA and that Petrobras Energía S.A. and Petrobras Hispano Argentina S.A. acted in their own advantadge in an effort to defraud AEI. As of the date of this annual report, there has been no other count decision related to these matters.
CIESA is evaluating the course of action to undertake. CIESA’s financial statements were prepared using the going concern basis of accounting and therefore such financial statements do not include any adjustments or reclassifications that may derive from the resolution of the uncertainties related to the foregoing actions.
V. TGS indebtedness
TGS maintains an outstanding bonds global program, which term extend to May 14, 2017. The CNV authorized it on January 18, 2007, up to US$ 650 million.
As of December 31, 2009, bonds under the global program, with a face value of US$ 395 million, bear interest at a fixed rate of 7.875% p.a. Principal will be repaid in four annual, equal and consecutives installments, as from May 14, 2014. During the years ended December 31, 2009 and 2008, TGS repurchased bonds in an amount equivalent to a face value of US$ 10 million and US$ 95 million, recognizing a gain of 5 and 57, respectively, included in Other income (expenses), net (Note 15.e).
Pursuant to the financing agreements executed in connection with the debt restructuring, TGS is required to comply with certain covenants, which include, among others, restrictions on debt issuance, new investments, sale of assets, payment of technical assistance fees and dividend distributions. As of the date of these financial statements, TGS has complied with the above mentioned covenants.

VI. Detail of long-term debt
Long-term debt as of December 31, 2009 is made up as follows:

Type	Amount	Currency	Annual interest rate
Financial institutions
	320	U$S	Libo+2,6%
	190	U$S	Libo+2,5%
	89	U$S	Libo+1,19%
	39	U$S	1,85% (*)
	66		$18.16% (*)
	61	U$S	Libo+1,44%
	49	U$S	Libo+2%

Related companies (Note 17)	760	U$S	7,22%

Bonds
Class S	1,133	U$S	5,875%
2007 Global Program (TGS)	751	U$S	7,875%
Class R	758	U$S	9,375%
Class N	326	U$S	Libo+1%
Class 7 (Edesur)	48		$11,75%

	4,590

(*)	Average rate.
Maturities of long-term debt as of December 31, 2009, are as follows:

From 1 to 2 years	560
From 2 to 3 years	419
From 3 to 4 years	896
Over 4 years	2,715

4,590

10.	Contributions to finance works in the energy sector in Argentina
I. Fund for the investments required to increase the electric power supply in the electric wholesale market (FONINVEMEM)
Through Resolution S.E. No. 712/04, the Energy Department created the FONINVEMEM I for the purpose of granting creditors and incentive to invest in the wholesale electricity market (WEM) for increasing the supply of electrical power generation in Argentina. In 2007, through Resolution S.E. No. 564/07, the Secretary of Energy requested WEM agents to participate in FONINVEMEM II, with the purpose of complementing financing of FONINVEMEM I.
The financing of FONINVEMEM I and II was made through the contribution of 65% and 50% of the credit balances recorded in 2004-2006 and in 2007, respectively, resulting from the spread between the selling price of energy and the variable generation cost. The total contribution by all the private power generating companies in the wholesale electric market is estimated at US$ 530 million, of which Petrobras Energía contributed US$ 55 million, US$ 39 million to FONINVEMEM I and US$ 16 to FONINVEMEN II.

On October 17, 2005 and under the terms of Resolution No. 1,193 issued by the Secretary of Energy, Petrobras Energía and other WEM creditors formally announced their decision to participate in the construction, operation and maintenance of two power plants of at least 800 MW each. The construction cost of both plants was approximately US$ 1.3 billion and was partially funded with the net contributions by the private power generating companies to FONINVEMEM I and II.
For the purposes of the purchase of equipment and the construction, operation and maintenance of the power plants, two trusts funds were created within the scope of CAMMESA. The procurement of the equipment, construction, operation and maintenance of each power plant will be undertaken by Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., which will enter into a ten-year electricity supply agreement with CAMMESA for the 80% of the energy output, at a price that will allow to cover all costs as well as the reimbursements of the FONINVEMEM and the repayment of the debt used to finance the initial investment. The companies will be able to freely dispose of the remaining 20% of the electricity output. Upon expiration of the supply agreement, the ownership of the assets held in trust will be transferred to the power generation companies proportionally to their contributions to finance the capital expenditure.
Petrobras Energía will recover the funds contributed to FONINVEMEM I, converted into US$ and adjusted at a rate of LIBO + 1% p.a., in 120 monthly installments as from the commercial launch of the operation of both power plants in combined cycle. The payments will be made out of the funds received by the trusts over the term of the electricity supply agreement entered into with CAMMESA.
The gas turbines of both power plants were operating in open cycle mode as of December 31, 2009 and in combined cycle as from the first quarter of 2010, when the Company started to collect the above mentioned installments.
As of December 31, 2009 the funds contributed by the Company to FONINVEMEM II were fully recovered through investment in additional electricity generation projects under Resolution No. 564/2007 issued by the Secretary of Energy, whereby the Company built Genelba Plus, a 165 MW thermoelectric plant close to the existing Genelba Power Plant.
II. Fideicomiso Financiero de Obra Gasoducto Sur (Financial Trust for South Gas Pipeline)
In order to assist in financing the expansion of the transportation capacity of the General San Martín Gas Pipeline, in the offshore leg across the Straits of Magellan, Petrobras Energía underwritten bonds issued by Fideicomiso Financiero de Obra Gasoducto Sur, for an amount in pesos equal to US$30 million.
Petrobras Energía received in exchange Temporary Debt Securities denominated in Argentine pesos (“VRD Obra-4 Provisorios”) that bear interest at an annual nominal rate of 15%. Twelve months after the first issuance date, such bonds will be exchanged for securities called “VRD Obra-4 Definitivos” that will bear interest at a rate equivalent to the Reference Stabilization Coefficient (CER) plus an annual nominal rate of 8%, of a nominal value equivalent to the principal of “VRD Obra-4 Provisorios” plus interest accrued until the exchange date. The principal of “VRD Obra-4 Definitivos” will be amortized in 30 quarterly installments, the first installment maturing 9 months after the issuance date.
11.	Current and deferred income tax
The Company’s income tax expense and deferred tax balances are comprised as follows:

	2009	2008	2007
Income tax for the year
Current	(733)	(517)	(423)
Deferred	7	9	(80)

Total income tax (1)	(726)	(508)	(503)

(1)	It includes 774, 132 y 173 from discontinued operations for the years ended of December 2009, 2008 and 2007, respectively (Note 8).

	2009		2008
Deferred tax
Deferred tax assets
Tax losses carryforward	194		502
Property, plant and equipment	230		208
Reserves and provisions	138		126
Pension plan obligations	35		23
Equity interest in affiliates	—		3
Inventories	2		33
Other	171		131

Valuation allowance (Note 12) (3)	(480)		(768)

Deferred tax liabilities
Property, plant and equipment	(912)		(1,058)
Loans	(64)		(18)
Prepaid expenses	(5)		(5)
Equity interest in affiliates	(434)		(386)
Other	(28)		(33)

	(1,153	) (1) (4)	(1,242	) (2) (4)

(1)	290 are included in the non-current “Other receivables” line and 1,443 in the non-current “Taxes payable” line.

(2)	258 are included in the non-current “Other receivables” line and 1,500 in the non-current “Taxes payable” line.

(3)
Management evaluates the recoverability of tax loss carryforwards and the remaining temporary differences taking into consideration, among other elements, the projected business profits, tax planning strategies, temporariness of future taxable income, considering the term of expiration of the tax loss carryforwards, the future reversals of the existing temporary differences and the recent year tax history. All the evidence available, both positive and negative, is duly weighted and considered in the analysis. The change in 2009 includes a decrease of 308 resulting from the sale of PVIE (Note 12).

(4)
The change in 2009 includes: a) a decrease of 205 resulting from the sale of PVIE and b) an increase of 123 attributable to the revaluation of deferred tax liabilities in foreign affiliates and investments in the “Deferred income” account.

The reconciliation of the income tax expense charged to the income statement and the one, which would result from the application of the prevailing income tax rate of the 35% to the gain before taxes and the minority interest in the subsidiary’s income is as follow:

	2009	2008	2007

Income before income tax and minority interest	1,715	1,354	1,353

Statutory tax rate	35%	35%	35%

Income for the year at statutory tax rate	(600)	(474)	(474)
Permanent differences at income tax rate
- Equity in earnings of affiliates	11	9	(196)
- Desconsolidation of companies	—	—	103
- Sales of foreign equity interests	(254)	—	—
- Permanent differences in foreign subsidiaries	46	22	67
- Cash dividends and capital stock reductions in affiliates	(101)	(65)	(37)
- Other	(2)	24	(24)

Subtotal	(900)	(484)	(561)
- Foreign income tax	206	117	—
- Statute of limitation of tax losses carry forward	(12)	—	(449)
- Net movement in the valuation allowance (Note 12)	(20)	(141)	507

	(726)	(508)	(503)

Tax losses carryforward may be used through the dates indicated below:

Use up to	2009	2008
2009	—	297
2010	14	14
2011 onwards	180	191

	194	502

12.	Contingencies, allowances and environmental matters
Movements of reserves for contingencies and allowances are as follows:

	Balances at					Balances
	the beginning					at the end
Account	of the year	Increase		Decrease		of the year

Deducted from assets:

Current
For doubtful accounts	96	17		(9)		104
For inventories’ obsolescence (Note 15.b)	4	—		(1)		3

	100	17	(1)	(10	)(8)	107

Non-current
For doubtful accounts	32	7	(1)	—		39
For other receivables (Note 15.a)
- Deferred tax assests (Note 11)	768	64	(3)	(352	)(2)	480
- Credit for new proyects of mixed companies in Venezuela	305	31	(4)	—		336
For impairment of investments (Note 7.a)	614	337	(5)	(228	)(10)	723
For property, plant and equipment	274	28	(4)	(107	)(6)	195

	1,993	467		(687)		1,773

TOTAL 2009	2,093	484		(697)		1,880

TOTAL 2008	2,598	730		(1,235)		2,093

Included in liabilities:

Current
For contingencies:
Labor and commercial contingencies	125	55		(56)		124

	125	55	(7)	(56	)(8)	124

Non-current
For contingencies:
Labor and commercial contingencies	119	30		(13)		136

	119	30	(9)	(13	)(8)	136

TOTAL 2009	244	85		(69)		260

TOTAL 2008	210	66		(32)		244

(1)	Recorded in “Financial income (expenses) and holding gains (losses)”

(2)	It includes 308 originated in the sale of the equity interest in PVIE and 44 recorded in “Other operating expenses, net”

(3)	It includes 44 recorded in “Deferred income” and 20 recorded in “Income Tax”

(4)	Recorded in “Deferred income”

(5)	It includes 56 recorded in “Deferred income” and 281 recorded in “Other income (expenses), net” (Note 15.e)

(6)	Recorded in “Cost of sales” as “Depreciation of property, plant and equipment”

(7)	It includes 36 recorded in “Cost of sales”, 14 recorded in “Financial income (expenses) and holding gains (losses)” and 5 recorded in “Other operating expenses, net” (Note 15.d).

(8)	Used during the year

(9)	It includes 8 recorded in “Cost of sales” and 22 recorded in “Other operating expenses, net” (Note 15.d)

(10)	Decrease originated in the sale of the equity interest in PVIE

a) Environmental matters
The Company is subject to extensive environmental regulations in Argentina and in the other countries in which it operates. Petrobras Energía’s management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced, including remediation commitments assumed. The Company has not incurred any material pollution liabilities as a result of its operations to date. Petrobras Energía undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on these new projects have not had any material adverse impact on Petrobras Energía’s business.
b) Other issues
The Company maintains interpretative differences with the AFIP (Argentine Federal Public Revenues Administration), provincial tax authorities and foreign tax authorities about taxes applicable on oil and gas activity. Additionally, the Company maintains no significant lawsuits related to environmental issues. Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations.
13.	Warranty bonds, sureties and guarantees granted
The warranty bonds, sureties and guarantees as of December 31, 2009 and 2008, which are not disclosed in the remaining notes, amount to 15 and 79, respectively.
Innova S.A. has agreements with certain financial institutions whereby it may request cash advances with recourse on accounts receivable from clients that comply with a certain credit status for a maximum amount of approximately US$ 38,5 million. Pursuant to the terms and conditions of the agreements, Innova S.A. bears the credit risk for the amounts received in the event of default of the debtor, the relevant amount must be paid by Innova S.A. As of December 31, 2009, amounts advanced totaled US$ 18 million.
In addition, as of December 31, 2009, the Company had the following contractual commitments:

	Payments due by period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years	Until
	(in millions of pesos)
Purchase Obligations
Ship or pay agreement with OCP (1) (2) (6)	869	96	178	191	404	2018
Long-term service agreement (6)	849	385	248	65	151	2010
Petroleum services and materials (6)	3,097	1,330	670	384	713	2018
Ethylene (4)(6)	3,891	779	1,556	1,556	—	2015
Benzene (5)(6)	7,505	1,501	3,002	3,002	—	2015
Oil purchase agreements for Refinery (6)	91	91	—	—	—	2010
Gas transportation capacity with TGS (3)	1,719	282	464	633	340	2019
Gas purchase agreements for Genelba (6)	231	88	100	43	—	2014

Total	18,252	4,552	6,218	5,874	1,608

Sales Obligations
Natural gas	1,288	203	361	304	420	2018
Styrene	5	5	—	—	—	2010
Electric power	1,619	338	578	663	40	2014
LPG	1,139	178	263	200	498	2019

Total	4,051	724	1,202	1,167	958

(1)	Net of transportation capacity sold to third parties.

(2)	Estimated average price US$3.69 per barrel (6).

(3)	Estimated price P$0.19 million per million cubic meters.

(4)	Estimated average price US$2,788 per ton (6). Contractual prices are in US dollars. Peso amounts translated using exchange rate as of December 31, 2009.

(5)	Estimated price US$1,933 per ton (6). Contractual prices are in US dollars. Peso amounts translated using exchange rate as of December 31, 2009.

(6)
Prices are generally determined by formulas based on future market prices. Estimated prices used to calculate the monetary equivalent of these purchase obligations for purposes of the table are based on current market prices as of December 31, 2009 and may not reflect actual future prices of these commodities. Accordingly, the peso amounts provided in this table with respect to these obligations are provided for illustrative purpose only.

	Obligations by period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 Years
Purchase Obligations
Ship or pay agreement with OCP (in millions of barrels)	62	7	14	14	27
Ethylene (in thousands of tons)	367	73	147	147	—
Benzene (in thousands of tons)	1,022	204	409	409	—
Oil Purchase agreements for Refinery (in millions of barrels)	0.5	0.5	—	—	—
Gas transportation capacity with TGS (in millions of cubic meters)	9,126	1,581	3,165	2,076	2,304
Gas purchase agreements for Genelba (in millions of cubic meters)	1,163	385	495	283	—

Sales Obligations
Natural gas (in millions of cubic meters)	7,456	1,518	2,280	1,469	2,189
Styrene (in thousands of tons)	864	864	—	—	—
Electric power (in GWh)	5,907	1,675	2,169	1,938	125
LPG (in thousands of tons)	401	97	116	54	134
14.	Capital stock
As of December 31, 2009, the Company’s capital stock totaled 1,010, fully subscribed, issued, paid-in, registered and authorized for public trading (Note 1.b).
Changes in capital stock in the last three years:

	December 31,
	2009	2008	2007

Common shares of 1 vote and face value of $1 per share	1.010	1.010	1.010

15.	Other receivables, inventories, other liabilities, other operating expenses, net, other income (expenses), net and supplemental cash flow information

	2009		2008
	Current	Non-current	Current	Non-current
a) Other receivables

Joint ventures	74	—	44	—
Related companies (Note 17)	1,814	344	275	3
Dividends receivable	7	—	60	—
Tax credits	346	80	907	206
Deferred tax assets (Note 11)	—	770	—	1,026
Receivables from the sale of companies	37	—	33	—
Expense refunds	19	5	55	8
Prepaid expenses	87	18	140	11
Credit for new projects in the mixed companies in Venezuela (Note 7.III)	—	336	—	305
Guarantee deposits	5	38	12	16
Allowance for other receivables (Note 12)	—	(816)	—	(1,073)
Other	78	15	69	20

	2,467	790	1,595	522

	2009		2008
	Current	Non-current	Current	Non-current
b) Inventories

Crude oil stock	306	—	348	—
Raw materials and materials	261	73	387	95
Work in progress and finished products	445	—	794	—
Advances to suppliers	2	9	9	—
Other	—	—	2	—
Allowance for inventories’ obsolescence (Note 12)	(3)	—	(4)	—

	1,011	82	1,536	95

	2009		2008
	Current	Non-current	Current	Non-current
c) Other liabilities

Related companies (Note 17)	92	—	50	—
Advanced collections	109	163	101	103
Expenses allowance — Environmental remediation	55	61	46	66
Joint ventures	6	29	9	9
Extension of production concessions (Note 5)	6	—	56	—
Litigation and fines accrual	157	—	118	—
Third party collections	98	—	15	—
Asset retirement obligation (Note 5)	—	311	—	308
Other	52	23	135	8

	575	587	530	494

	2009	2008	2007
d) Other operating expenses, net

Advisory services to other companies	37	40	46
Environmental remediation expenses	—	—	(17)
Taxes on bank transactions	(120)	(146)	(121)
Contingencies (Note 12)	(27)	(42)	(24)
Oil transportation agreement with OCP	(98)	(174)	(155)
Fundopem (1)	66	80	70
Edesur — Memorandum of agreement	—	—	85
Amendment to Ecuador’s Hydrocarbons Law	—	—	(44)
Other	(50)	11	(17)

	(192)	(231)	(177)

(1)
Tax benefits earned by Innova S.A. consisting in a partial reduction of certain taxes in accordance with an incentive program that the Brazilian state of Rio Grande do Sul provides to companies located there.

	2009	2008	2007
e) Other income (expenses), net

Gain from the financial debt repurchase (Note 9.V)	5	57	—
Reversal of the allowance for impairment of fixed assets in Argentina (Nota 25.a)	—	121	—
Termination Agreement of Block 31 (Note 5)	—	(31)	—
Loss from the sale of 40% of the equity interest in Block 18 (Note 5)	—	(28)	—
Gain from the sale of the equity interest in PVIE (Note 8)	1,591	—	1,014
Gain from the sale of Hidroneuquén S.A. (Note 7.IV)	—	—	23
Gain from the sale of Yacylec S.A. (Note 7.IV)	—	—	16
Gain from the sale of Petroquimica Cuyo S.A.I.C. (Note 7.IV)	—	—	40
Gain from the sale of Petrobras Bolivia Refinación S.A. (Note 7.IV)	—	—	44
Allowance on the advances to partners in Venezuela	—	—	(41)
Net impairment of assets in Ecuador (Note 5)	—	—	(759)
Net impairment of assets in Venezuela (Notes 7.III and 12)	(281)	(154)	(214)
Sales of oil and gas areas (Note 5)	—	—	62
Disposals of property, plant and equipment	(30)	—	(17)
Other, net	3	(82)	(29)

	1,288	(117)	139

	2009	2008	2007
f) Supplemental cash flow information

Cash	327	492	98
Time deposits, mutual funds and affiliates balances	1,225	984	1,069

Cash and cash equivalent at the end of the year	1,552	1,476	1,167

16.	Social benefits and other payroll benefits
a) Defined contribution plan
Supplementary pension plan
In November 2005, Petrobras Energía’s Board of Directors approved the implementation of a defined voluntary contribution plan for the employees who fulfill certain conditions. Through this plan, Petrobras Energía makes contributions to a trust fund in an equal amount to the contributions made by the employees adhered to the plan, in conformity with a scheme defined for each salary level. The participating employees may make voluntary contributions exceeding those established in the mentioned scheme, which will not be considered for purposes of the contributions to be made by Petrobras Energía.
In the years ended December 31, 2009, 2008 and 2007, Petrobras Energía recorded losses of 10, 8 and 7, respectively, attributable to such benefit.
b) Defined benefit plan
Indemnity plan
This is a defined benefit plan for employees who fulfill certain conditions, and consists of granting, upon retirement, a one-month salary per year working at the Company, in conformity with a decreasing scale considering the years of effectiveness of the plan.
Compensatory fund
This is a defined benefit plan for employees of Petrobras Energía who take part in the defined contribution plan effective at each opportunity, that joined the Company prior to May 31, 1995, and have reached a certain number of years of service. The benefit is based on the last computable salary and years of service of each employee included in the plan.
The plan is of a supplemental nature, so that the benefit received by the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order to that the aggregate benefit to each employee equals the one stipulated in this plan.
The plan calls for a contribution to a fund exclusively by Petrobras Energía and without any contribution by the employees. The assets of the fund are contributed to a trust fund and invested in US dollar-denominated money market instruments in order to preserve the accumulated capital and obtain a return in line with a moderate risk profile. In addition, although there is no target asset allocation for the following years, funds are mainly invested in US government bonds, commercial papers rated A1 or P1, AAAm-rated mutual funds and time deposits in banks rated A+ or higher in the United States of America. In accordance with the Trust Agreement dated on March 27th, 2002 entered with The Bank of New York, duly amended by the Permitted Investment Letter dated on September 14th, 2006. The Bank of New York Mellon is the trustee and Towers Watson is the managing agent. Should there be an excess (duly certified by an independent actuary) of the funds to be used to settle the benefits granted by the plan, Petrobras Energía will be entitled to choice to use it, in which case it would have to notify the trustee thereof.

As of December 31, 2009, 2008 and 2007 the most relevant actuarial information on the defined-benefits pension plans are as follows:

	2009	2008	2007
Change in benefit obligation
Benefit obligation at the beginning of the year	191	176	161
Service cost	4	4	3
Interest cost	36	23	21
Actuarial (gain) loss	(25)	(3)	1
Benefits paid	(9)	(9)	(10)
Curtailment	(8)	—	—

Benefit obligation at the end of the year	189	191	176

Change in plan assets
Fair value of plan assets at the beginning of the year	44	31	35
Return on plan assets	4	3	3
Contributions made	—	17	—
Benefits paid	(8)	(7)	(7)

Fair value of plan assets at the end of the year	40	44	31

	2009	2008	2007
Reconciliation of funded (unfunded) status
Unfunded status at the end of the year	(149)	(147)	(145)
Unrecognized prior service cost	27	36	38
Unrecognized actuarial loss	22	45	52

Net liability recognized	(100)	(66)	(55)

	2009	2008	2007
Components of net periodic benefit cost
Service cost	4	4	3
Interest cost	36	23	21
Expected return on plan assets	(8)	(3)	(3)
Amortization of actuarial gain and losses and unrecognized prior service cost	4	5	5

Net periodic benefit cost	36	29	26

Weighted-average assumptions
Discount rate	4%	4%	4%
Rate of return on plan assets	4%	6%	6%
Rate of compensation increase	2%	2%	2%
17.	Balances and transactions with related companies
Related party transactions are carried out in the ordinary course of our operations at market conditions. We believe that the terms of these transactions are comparable to those offered by or that could be obtained from non-related third parties.
Petrobras Energía has entered into several financing arrangements with subsidiaries of Petrobras, as explained below.
In December 2009, we entered into two loan facilities for a total amount of US$150 million. One of them with Banco Itaú Europa for an amount of US$100 million amortized in seven semiannual installments and final maturity December 2013. The other with HSBC Bank USA for an amount of US$50 million maturing June 2012. The above-mentioned loans are secured by Petrobras.
In April 2009, Petrobras Energía sold 60% of its remaining equity interest in PVIE, a holding company whose main asset is the ownership of 99.79% of the capital stock of Petrobras Energía Perú S.A., to Petrobras Internacional Braspetro BV, a subsidiary of Petrobras, for total consideration of US$619.4 million. As a result of this transaction, Petrobras Energía recognized an income before income tax of approximately P$1.6 billion. (see Note 8.II)
In February 2008, Petrobras Energía loaned US$300 million to Petrobras Internacional Braspetro BV, maturing in July 2008, accruing interest at the one-month LIBOR rate, plus 0.15%. In December 2008, the loan was renewed pursuant to two new loan agreements entered into between Petrobras Internacional Braspetro BV, Petrobras Energía, and a Petrobras Energía subsidiary, Petrobras Holding Austria GMBH (formerly AG), both maturing in December 2009, which can be paid in advance at our request. Of these two loan agreements, US$30 million were cancelled prior to their maturity date and US$90 million were cancelled at maturity date. As of December 31, 2009 the outstanding balance on the loans totaled US$90 million, maturing in December 2010.

In December 2007, Petrobras Energía sold the initial 40% of its equity interest in PVIE to Petrobras Internacional Braspetro BV, in the amount of US$423.3 million plus a contingent compensation to be defined between the parties in the event of a commercial discovery in the Kinteroni prospect in Lote 57. As a result of this transaction, Petrobras Energía recognized a gain of P$1,014 million as of December 31, 2007 (see Note 8.II).
In November 2007, Petrobras Energía sold 73.15% of its rights and obligations in the Bajada del Palo area to Petrolera Entre Lomas S.A. (see Note 5)
In 2007, Petrobras Energía issued US$300 million Series S Bonds under the US$2.5 billion Global Bond Program. Payments under the Series S Bonds are supported by a standby purchase agreement provided by Petrobras. (see Note 9.I)
In 2007, Petrobras Energía acquired from Petrobras Transporte S.A. (Transpetro) a double-hulled vessel for a purchase price of US$25 million. The purpose of the acquisition was to reduce Petrobras Energía’s logistics costs, meet current and future logistical needs, enhance Quality, Safety, Environmental and Health standards in connection with vessel-related operations and reduce Petrobras Energía’s vulnerability to limited market supply for transportation needs, in addition to the advantages represented by the technical management of vessels provided by Transpetro.
In 2005, Petrobras Energía entered into a US$200 million loan facility with Petrobras Internacional Braspetro BV. This loan has a term of ten years and bears interest at an annual interest rate of 7.22%, plus taxes. The proceeds of this loan were used to prepay in part the Series K and M Bonds. This loan can be prepaid at any time without penalties.
In addition, in the ordinary course of business, Petrobras Energía enter into transactions with Petrobras subsidiaries to import and export crude oil and related oil products, at determinable market prices and terms, primarily with Petrobras International Finance Co. These sales are undertaken in the ordinary course of business and at determinable market terms and prices.
Brasken, an affiliate of Petrobras formerly known as Copesul, supplies Innova with the benzene and ethylene necessary for ethylbenzene production.
Outstanding balances with related parties as of December 31, 2009 and 2008 are as follows:

	2009
	Current						Non-Current
		Trade	Other	Accounts	Other			Other	Accounts
Company	Investments	Receivables	Receivables	Payable	Liabilities	Loans	Investments	Receivables	Payable	Loans

Oleoducto de Crudos Pesados Ltd.	—	—	—	—	—	—	150	—	—	—
Transportadora de Gas del Sur S.A.	—	7	11	10	—	—	—	—	—	—
Refinería del Norte S.A.	—	13	5	10	—	—	—	—	—	—
Petrobras International Finance Co.	—	44	—	3	—	—	—	—	—	—
Petróleo Brasileiro S.A. —Petrobras	—	2	2	67	13	—	—	—	—	—
Petrolera Entre Lomas S.A.	—	—	—	50	—	—	—	—	30	—
Petrobras International — Braspetro B.V.	342	—	1,606	—	69	20	—	344	—	760
Petrobras Energía Venezuela S.A.	13	—	162	—	8	—	—	—	—	—
Other	—	4	28	13	2	—	6	—	—	—

Total	355	70	1,814	153	92	20	156	344	30	760

	2008
	Current						Non-current
		Trade	Other	Accounts	Other			Other	Accounts
Company	Investments	Receivables	Receivables	Payable	Liabilities	Loans	Investments	Receivables	Payable	Loans

Oleoducto de Crudos Pesados Ltd.	—	—	—	2	—	—	136	—	—	—
Transportadora de Gas del Sur S.A.	—	23	2	31	—	—	—	—	—	—
Refinería del Norte S.A.	—	28	1	19	—	—	—	—	—	—
Petrobras International Finance Co.	—	25	2	33	—	—	—	—	—	—
Petróleo Brasileiro S.A. —Petrobras	—	8	1	60	12	—	—	—	—	—
Petrolera Entre Lomas S.A.	—	—	—	18	—	—	—	—	26	—
Petrobras International — Braspetro B.V.	414	—	194	—	31	18	—	—	—	688
Petrobras de Valores Internacional de España S.L. (1)	5	—	59	—	—	58	—	—	—	—
Other	—	11	16	1	7	—	11	3	—	—

Total	419	95	275	164	50	76	147	3	26	688

(1)	It corresponds to the balance generated by proportional consolidation of Petrobras de Valores International de España S.L. (Note 8)

Main transactions with affiliates for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009		2008		2007
Company	Purchases	Sales	Purchases	Sales	Purchases	Sales
Oleoductos del Valle S.A.	22	—	18	—	21	—
Transportadora de Gas del Sur S.A.	48	36	153	165	108	35
Refinería del Norte S.A.	133	68	93	43	91	5
Petrobras International Finance Co.	208	902	224	2,449	426	2,181
Terminales Paraguayas SRL	—	19	—	71	—	5
Petrolera Entre Lomas S.A.	362	2	478	1	454	1
Petróleo Brasileiro S.A. — Petrobras	35	16	108	20	95	17
Brasken (Ex Copesul)	1,241	—	1,252	—	1,247	—
Compañía Mega S.A.	—	15	—	5	—	—
Petrobras Transporte S.A. — Transpetro	—	—	—	—	79	—
Petrobras Uruguay Distribución S.A.	—	12	—	15	—	—
Petrobras Bolivia Refinación S.A.	—	—	—	—	—	10
Petrobras Paraguay Refinación Ltd.	—	—	—	—	—	95

Total	2,049	1,070	2,326	2,769	2,521	2,349

18.	Business segments and geographic consolidated information
The Company’s business is mainly concentrated in the energy sector, especially through its activities in exploration and production of oil and gas, refining and distribution, petrochemical and gas and energy. Accordingly, the identified business segments are as follows:
a)	Oil and Gas Exploration and Production, composed of the Company’s participation in oil and gas blocks and its interest in Oleoductos del Valle S.A. and Oleoducto de Crudos Pesados Ltd.
b)
Refining and Distribution, including the Company’s operations in Refinería San Lorenzo (Note 24) and Bahía Blanca, its own gas station network, the Company’s equity interests in Refinería del Norte S.A. and the commercialization of the oil produced in Argentina, which is transferred at market prices from the Oil and Gas Exploration and Production business segment.

c)	Petrochemicals, comprising the Company’s own fertilizer (Note 8) and styrenics operations developed in Argentina and Brasil and its interest in Petroquímica Cuyo S.A. (Note 7.IV)
d)
Gas and Energy, comprising the Company’s operations of sale of the gas produced in Argentina and the liquefied petroleum gas brokerage and trading activities, its interest in Transportadora de Gas del Sur S.A., the operations of electricity generation in the Genelba plant and in the Pichi Picún Leufú Hydroelectric Complex, and its interest in Edesur S.A., Enecor S.A., Citelec and Yacylec S.A. (Note 7.IV)

e)
Assets and results of operations related to the Central Services Structure, those not attributable to any given business segment, discontinued operations and intercompany eliminations are disclosed together.

The applicable valuation methods to report business segment information are those described in Note 4 to these consolidated financial statements. The inter-segments transaction prices are made at market value.

The following information shows total assets, total liabilities and net income (loss) for each of the business segments identified by the Company’s management:

	2009
	Oil and Gas
	Exploration	Refining		Gas	Corporate
	and	and		and	and
	Production	Distribution	Petrochemicals	Energy	Eliminations	Total

Total assets	8,676	2,890	2,172	6,600	2,745	23,083
Total liabilities	1,321	1,427	902	3,518	5,357	12,525

	2008
	Oil and Gas
	Exploration	Refining		Gas	Corporate
	and	and		and	and
	Production	Distribution	Petrochemicals	Energy	Eliminations	Total

Total assets	10,185	3,066	2,257	5,985	1,598	23,091
Total liabilities	2,509	1,344	858	3,124	5,427	13,262

	2009
	Oil and Gas
	Exploration			Gas	Corporate
	and	Refining		and	and
	Production	and Distribution	Petrochemicals	Energy	Eliminations	Total
Consolidated Statement of Income

Net sales
To third parties	578	5,414	2,897	3,083	—	11,972
Inter-segment	2,739	214	31	191	(3,175)	—

	3,317	5,628	2,928	3,274	(3,175)	11,972
Cost of sales	(2,288)	(5,119)	(2,352)	(2,317)	3,218	(8,858)

Gross profit	1,029	509	576	957	43	3,114

Administrative and selling expenses	(158)	(478)	(414)	(315)	(303)	(1,668)

Exploration expenses	(336)	—	—	—	—	(336)

Other operating (expenses) income, net	(206)	26	100	(3)	(109)	(192)

Operating income (loss)	329	57	262	639	(369)	918

Equity in earnings of affiliates	168	42	—	—	—	210

Other	(397)	(65)	(58)	(369)	686	(203)

Net income	100	34	204	270	317	925

	2008
	Oil and Gas
	Exploration			Gas	Corporate
	and	Refining		and	and
	Production	and Distribution	Petrochemicals	Energy	Eliminations	Total
Consolidated Statement of Income

Net sales
To third parties	2,233	6,684	3,420	2,838	—	15,175
Inter-segment	2,507	258	55	155	(2,975)	—

	4,740	6,942	3,475	2,993	(2,975)	15,175
Cost of sales	(2,478)	(6,649)	(2,762)	(2,108)	2,997	(11,000)

Gross profit	2,262	293	713	885	22	4,175

Administrative and selling expenses	(237)	(475)	(439)	(275)	(332)	(1,758)

Exploration expenses	(238)	—	—	—	—	(238)

Other operating (expenses) income, net	(207)	11	65	10	(110)	(231)

Operating income (loss)	1,580	(171)	339	620	(420)	1,948

Equity in earnings (losses) of affiliates	311	(6)	—	—	—	305

Other	(532)	(73)	(180)	(279)	(413)	(1,477)

Net income (loss)	1,359	(250)	159	341	(833)	776

	2007
	Oil and Gas
	Exploration			Gas	Corporate
	and	Refining		and	and
	Production	and Distribution	Petrochemicals	Energy	Eliminations	Total
Statement of income

Net sales
To third parties	2,381	5,535	3,018	2,524	—	13,458
Inter-segment	2,243	291	45	147	(2,726)	—

	4,624	5,826	3,063	2,671	(2,726)	13,458
Cost of sales	(2,482)	(5,744)	(2,676)	(1,925)	2,716	(10,111)

Gross profit (loss)	2,142	82	387	746	(10)	3,347

Administrative and selling expenses	(284)	(374)	(351)	(211)	(245)	(1,465)

Exploration expenses	(172)	—	—	—	—	(172)

Other operating (expenses) income, net	(206)	(22)	56	118	(123)	(177)

Operating income (loss)	1,480	(314)	92	653	(378)	1,533

Equity in earnings of affiliates	80	75	21	—	—	176

Other	(346)	50	118	(329)	(440)	(947)

Net income (loss)	1,214	(189)	231	324	(818)	762

The following information shows total assets, net sales, operating income (loss) and equity in earnings of affiliates by geographic area.

	2009
	Argentina	Venezuela	Bolivia	Perú (a)	Brasil	Ecuador	Other	Eliminations	Total
Total assets	18,168	3,019	244	—	1,116	384	152	—	23,083
Net sales	10,040	—	111	123	1,459	277	38	(76)	11,972
Operating income (loss)	298	(1)	49	45	189	44	294	—	918
Equity in earnings of affiliates	68	139	—	—	—	3	—	—	210

	2008
	Argentina	Venezuela	Bolivia	Perú (a)	Brasil	Ecuador	Other	Eliminations	Total
Total assets	17,321	2,923	276	1,063	1,001	281	226	—	23,091
Net sales	11,453	—	139	965	1,645	1,089	35	(151)	15,175
Operating income (loss)	796	(12)	84	392	98	623	(33)	—	1,948
Equity in earnings (losses) of affiliates	21	289	—	—	—	(5)	—	—	305

	2007
	Argentina	Venezuela	Bolivia	Perú (a)	Brasil	Ecuador	Other	Eliminations	Total
Net sales	10,063	—	127	1,101	1,457	873	25	(188)	13,458
Operating income (loss)	778	(8)	31	500	67	166	(1)	—	1,533
Equity in earnings (losses) of affiliates	98	48	31	—	—	(1)	—	—	176

(a)	See Note 8
19.	Controlling Group
Petrobras Participaciones S.L. is the parent company of Petrobras Energía, with an ownership interest of 67.2% (Note 1.b). Petrobras Participaciones S.L. is a subsidiary by Petróleo Brasileiro S.A. — PETROBRAS (“Petrobras”).
Petrobras is a Brazilian company, whose business is concentrated on exploration, production, refining, sale and transportation of oil and its byproducts in Brasil and abroad.
20.	Summary of significant differences between accounting principles followed by the Company and US GAAP and summary of new US GAAP accounting pronouncements not yet adopted
The Company’s financial statements have been prepared in accordance with Argentina GAAP, which differ in certain respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements (which are the amounts included in the reconciliation from Argentina GAAP to US GAAP, in Note 21), as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission. The main differences relate to the items described below.
A — Explanation of the main differences included in the reconciliation from Argentina GAAP to US GAAP, corresponding to Petrobras Energía, its subsidiaries and companies under joint control
1. Debt refinancing costs
Under Argentina GAAP, unamortized deferred costs related to debt issuance are charged to expense when such debt is restructured, while costs related to the new debt are capitalized and amortized on a straight — line basis.
Under US GAAP, SFAS No. 15, SFAS No. 140 and related EITFs, which were subsequently codified into ASC 405 “Liabilities” and ASC 470 “Debt“, require the Company to continue amortizing the costs related to the old debt, if the debt restructuring is not considered to be an “extinguishment”, as is the case of the debt restructuring of the Company, and charge the restructuring direct costs to expense.

2. Pension plan obligations
Recognition of pension plan obligations under Argentina and US GAAP is essentially the same, except for the fact that under Argentina GAAP the recognition of the over or under funded status is not required.
3. Foreign currency translation
Under both Argentina GAAP and US GAAP, all foreign operations are remeasured into U.S. dollars, which is the functional currency of our foreign subsidiaries. Assets and liabilities stated at current values are to be converted at the closing exchange rates, assets and liabilities measured at cost and revenues, expenses, gains and losses are converted at the historical exchange rates. Once the transactions are remeasured into U.S. dollars, assets and liabilities are translated into pesos at the closing exchange rate, and revenues, expenses, gains and losses are translated at historical exchange rates.
The resulting remeasurement gain or loss is recognized in the “Financial income (expenses) and holding gain (losses) account”. The effects of the translation of foreign operations net of the foreign-exchange differences generated by the debt denominated in foreign currency designated as hedge for net investment abroad are disclosed, as in US GAAP, in shareholders’ equity.
The remaining exchange differences recognized in earnings differ from Argentina GAAP to US GAAP; as a result of differences in the book value of foreign subsidiaries’ net assets and resulting designated debt.
4. Discounting of certain assets and liabilities
Under Argentina GAAP, certain receivables and liabilities which are valued on the basis of the best possible estimate of the amount to be collected or paid, are required to be discounted using an estimated rate at the time of the initial measurement.
Under US GAAP, receivables and liabilities arising from transactions with customers and suppliers in the normal course of business, which are done in customary trade terms not exceeding one year, are generally accounted for at their nominal value, including accrued interest, if applicable.
5. Guarantor’s accounting for guarantees
Under US GAAP, FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, which was subsequently codified into ASC 460, “Guarantees”, clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee.
Under Argentina GAAP the recognition of an initial liability for the non contingent obligation is not required.
6. Accounting for inventories
Under Argentina GAAP, inventories must be accounted for at reproduction or replacement cost or, in other words, at the price the Company would pay at any given time to replace or reproduce such inventory, whereas under US GAAP, inventories are accounted for at the lower of cost or market value.
7. Accounting for business combinations
a) Petrobras Energía share exchange offer
Petrobras Energía Participaciones acquired control of Petrobras Energía on January 25, 2000 as a result of an exchange offer pursuant to which Petrobras Energía Participaciones issued 1,504,197,988 Class B shares, with one vote per share, in exchange for 69.29% of Petrobras Energía’s outstanding capital stock, thereby increasing its ownership interest in Petrobras Energía to 98.21%.
Under Argentina GAAP, the accounting practice enforced in 2000 fiscal year for non-monetary exchange of shares was to recognize net assets at book value. Accordingly, issued shares of Petrobras Energía Participaciones were subscribed and accounted for at the book value of Petrobras Energía’s shares exchanged.

Under US GAAP, the exchange offer was accounted for under the purchase method. The purchase price calculated based upon the market price of Petrobras Energía’s common stock, has been allocated to the identifiable assets acquired and liabilities assumed based upon their fair value as of the acquisition date. The excess of the purchase price over the fair value of the net assets acquired has been reflected as goodwill. Therefore, the US GAAP shareholders’ equity reconciliation reflects the additional purchase price of Petrobras Energía’s capital stock, and the net income reconciliation reflects the incremental depreciation, depletion, amortization, effective interest rate of liabilities, and when applicable, the relevant impairment charges, and the related effects on the deferred income tax, as a result of push down accounting the purchase price allocation mentioned above.
Beginning in 2003, pursuant to CNV Resolution No. 434, Argentina GAAP adopted the purchase method or the pooling of interests method, depending on the circumstances. However, such new standards were not applied on a retroactive basis.
b) Purchase price allocation of Eg3 S.A. and Petrolera Santa Fe S.R.L.
On January 21, 2005, the Special Shareholders’ Meeting of Petrobras Energía, Eg3 S.A. (“Eg3”) and Petrobras Argentina S.A. (“PAR”), and the Special Partners’ Meeting of Petrolera Santa Fe S.R.L. (“PSF”), in their respective meetings, approved the merger of Eg3, PAR, and PSF with and into Petrobras Energía, with the former companies being dissolved without being liquidated. The effective merger date was set as January 1, 2005, as from when all assets, liabilities, rights and obligations of the absorbed companies were considered incorporated into Petrobras Energía. On March 3, 2005, the final merger agreement was subscribed. On June 28, 2005, the CNV (Argentine Securities Commission) approved the merger and authorized the public offering of Petrobras Energía’s shares. On September 16, 2005, the merger was registered in the Public Registry of Commerce.
As the result of the merger, (a) Petrobras, owner of a 99.6% equity interest in EG3 and 100% equity interest in PAR and PSF through its subsidiary Petrobras Participaciones SL, received, through such subsidiary, 229,728,550 new shares of class B stock in Petrobras Energía, with a nominal value of P$1 each and entitled to one vote per share, representing 22.8% of Petrobras Energía’s capital stock, and (b) Petrobras Energía Participaciones’ ownership interest in Petrobras Energía decreased from 98.21% to 75.82%. After the merger, the new capital stock of Petrobras Energía was set at 1,010,618,410 Class B shares.
Petrobras Energía recorded the effects of the corporate reorganization in accordance with the pooling-of-interest method. According to this method, the assets, liabilities and components of the shareholders’ equity of the transferring entities were recognized in the combined entity based on their carrying amounts as of the effective merger date.
As a result of the merger between Petrobras Energía, Petrolera Santa Fé S.R.L, Eg3 S.A. and Petrobras Argentina S.A., the reconciliation to US GAAP includes adjustments to Property, plant and equipment as of December 31, 2009 and 2008, respectively, that corresponds to the purchase price allocation derived from the excess of the acquisition price over the book values (allocated values) that were originally recorded in Eg3 S.A. and Petrolera Santa Fé S.A. as push down accounting when such companies were acquired by Petrobras, the Company’s controlling shareholder, in 2001 and 2002.
Under Argentina GAAP, push down accounting (as the term is defined by US GAAP) is not required.
8. Impairment of goodwill, property, plant and equipment and equity in affiliates
a)
As described above in 7.a), the purchase price of Petrobras Energía has been allocated under US GAAP (but not under Argentina GAAP) to the identifiable assets acquired and liabilities assumed, based upon their fair values as of acquisition date, being the excess reflected as goodwill.

b)
Under US GAAP, once an impairment loss is allocated to the carrying value of the long-lived assets, the reduced carrying amount represents the new cost basis of the long-lived assets. As a result, SFAS 144, which was subsequently codified into ASC 360 “Property Plant and Equipment”, prohibits entities from reversing the impairment loss should facts and circumstances change in the future. Under Argentina GAAP, impairment charges can be reversed in future years due to changes in the above-mentioned facts and circumstances.

c)	Method of calculating impairment related to property, plant and equipment
Under Argentina GAAP the book value of a long-lived asset is adjusted to its recoverable value if its carrying amount exceeds the recoverable value in use. From a regulatory standpoint, recoverable value is defined as the larger of net realizable value and discounted value in use, defined as the addition of the discounted expected net cash flows that arise as a direct result of the use and eventual disposition of the assets.
Under US GAAP the book value of a long-lived asset is adjusted to its fair value if its carrying amount exceeds the undiscounted value in use.
Following this guidance, in the reconciliation to US GAAP, impairment charges and the related effect on depreciation of property, plant and equipment recorded under Argentina GAAP were reversed since under US GAAP the carrying amount did not exceed the undiscounted value in use.
The reconciliation of net income from Argentina GAAP to US GAAP for the year ended December 31, 2008 includes a loss of 352 mainly related to: (i) the write-off of the remaining carrying value under US GAAP (higher than the Argentina GAAP figure as it had not been affected by an impairment charge in 2007) of the property, plant & equipment related to Block 31, returned to Ecuador during the year (See Note 5, Operations in Ecuador), and (ii) the elimination of the gain recorded under Argentina GAAP to reverse an impairment charge recorded in prior years on assets located in Argentina that, considering the difference in the calculation method described above, was not recorded for US GAAP purposes.
The reconciliation of net income from Argentina GAAP to US GAAP for the year ended December 31, 2007 includes a gain of 210 related to the difference between both GAAPs in the book value of the property, plant & equipment related to Block 31, which, considering the difference in the calculation method described above, was impaired in 2007 for Argentina GAAP purposes but not under US GAAP.
The above mentioned adjustments were allocated to the Other Operating expenses, net caption in the US GAAP Summarized Consolidated data included in Note 21.
9. Income taxes
Represents the effect of deferred income tax over each US GAAP adjustment, when applicable.
10. Proportional consolidation
Under Argentina GAAP, an investor is required to proportionally consolidate line by line its financial statements with the financial statements of the companies in which it exercises joint control. Joint control exists where all the shareholders, or only the shareholders owning a majority of votes, share the power to define and establish a company’s operating and financial policies on the basis of written agreements. In the consolidation of companies over which an investor exercises joint control, the amount of the investment in the company under joint control and the interest in its income (loss) and cash flows are replaced by the investor’s proportional interest in the company’s assets, liabilities, income (loss) and cash flows. Under the joint control of the Company are Distrilec, CIESA, and, as from December 31, 2007 through its sale on April 2009, PVIE.
Under US GAAP, interests in companies over which the investor exercises joint control are accounted for by the equity method and no proportional consolidation is allowed. However, pursuant to the SEC’s rules, differences in classification or presentation that result from using proportionate consolidation in the reconciliation to US GAAP, may be omitted if certain requirements are met. Such requirements are met by Distrilec and (since December 31, 2007 through its sale in April 2009) by PVIE but not by CIESA. The proportional consolidation of CIESA for the years ended December 31, 2009, 2008 and 2007 under Argentina GAAP has been reversed for purposes of the US GAAP reconciliation and in the additional disclosures included in Notes 21 and 22.
11. Sale of non-current assets to related parties
Under US GAAP, results on sales of non-current assets to related parties under common control are considered as a capital (dividend) transaction. Under Argentina GAAP, results on sales of non-current assets are recognized in the statement of income.

Consequently, in the years ended December 31, 2009 and 2007, the reconciliation to US GAAP includes the reversal of gains recorded under Argentina GAAP, which were recorded as an increase in Additional Paid in Capital for US GAAP purposes.
These transactions with related parties under common control correspond to the following: (i) sale of 73.15% of Petrobras Energia’s rights and obligations in the Bajada del Palo area to Petrolera Entre Lomas S.A., and (ii) sale of Petrobras Energía’s interest in PVIE to Petrobras Internacional Braspetro B.V. (See Notes 8 II and 17).
12. Noncontrolling interest
An adjustment to record the effect of all US GAAP adjustments attributable to noncontrolling interest has been recorded.
13. Revaluation of assets held for sale
Under Argentina GAAP, assets classified as “held for sale” should be measured at their net realizable value and a gain can be recognized if the net realizable value exceeds book value and certain other conditions are met. However, as under US GAAP “assets held for sale” are measured at the lower of carrying amount or fair value less costs to sell, the reconciliation of net income for the year ended December 31, 2009 includes the reversal of the gain recorded under Argentina GAAP upon presentation of the assets as held for sale. (See Note 8.I.)
B — Explanation of the main differences included in the reconciliation from Argentina GAAP to US GAAP, applicable to our equity in affiliates
1) Capitalization of exchange differences
Under Argentina GAAP, during the period January 2002 to July 2003, exchange differences resulting from the peso devaluation on liabilities denominated in foreign currencies, which were directly related to the acquisition, construction or production of property, plant and equipment, intangibles and long-term investments in other companies incorporated in Argentina, were allowed to be capitalized to the cost values of such assets, subject to a number of conditions.
As of December 31, 2009 and 2008 the Company recorded capitalized foreign exchange differences losses of CIESA.
Under US GAAP, foreign currency exchange gains or losses are recognized in the statement of income.
2) Noncontrolling Interest
An adjustment to record the effect of all US GAAP adjustments attributable to noncontrolling interest in consolidated subsidiaries of our equity in affiliates has been recorded.
3) Income taxes
Represents the effect of deferred income tax over each US GAAP adjustment, when applicable.
In addition, the recognition of a deferred tax asset or liability for differences related to assets and liabilities that, under FAS 52 Foreign Currency Translation, subsequently codified into ASC 830 “Foreign Currency”, are remeasured from the local currency into the functional currency using historical exchange rates and which result from change in exchange rates or indexing for tax purposes is not allowed for US GAAP purposes. However, under Argentina GAAP recognition of a deferred tax liability or asset for those temporary differences is allowed.
4) Troubled debt restructuring of TGS and Transener.
On December 15, 2004 and on June 30, 2005, TGS and Transener respectively concluded their debt restructuring processes.

Under Argentina GAAP, Transener and TGS concluded that their respective debt restructuring constituted an exchange of debt instruments with substantially different terms, which must be treated as an extinguishment of the original debt instrument, with a gain or loss recognized on the de-recognition of that instrument. Argentina GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments, or a modification of a debt instrument, between a debtor and a creditor is deemed to have been accomplished with debt instruments that are substantially different if the discounted present value of the cash flows under the terms of the new debt instrument varies by at least 10 percent from the discounted present value of the remaining cash flows under the terms of the original instrument. In this case the new debt instrument should be initially recorded at fair value, and that amount should be used to determine the gain or loss to be recognized on the extinguishment of the original debt instrument. Fair value should equal the present value of the future cash flows to be paid under the terms of the new debt instrument, discounted at a rate commensurate with the risks of the debt instrument and the time value of money.
Under US GAAP, Transener and TGS are required to perform an analysis under SFAS No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” and EITF 02-04, “Debtors Accounting for a Modification or an Exchange of Debt Instruments in accordance with SFAS 15”, which were subsequently codified into ASC 740-60 “Debt — Troubled Debt Restructuring by Debtors”, to assess whether the debt restructurings constituted troubled debt restructurings involving a cash payment and a modification of terms. Transener and TGS concluded that the debt restructurings in fact constituted troubled debt restructurings pursuant to the conditions defined in ASC 740-60, as Transener and TGS were undergoing financial difficulties and creditors had made concessions to both entities. The concessions involved primarily the forgiveness of principal amounts and defaulted interest.
ASC 740-60 requires an assessment of the total future cash payments specified by the new terms of the debt, including principal, interest and contingent payments. A debtor shall reduce the carrying amount of the payable by the total fair value of the assets or equity transferred and no gain on restructuring is recognized unless the remaining carrying amount of the debt exceeds the undiscounted total future cash payments specified by the new terms, considered on a payable by payable basis. The differences between the fair value and the carrying amount of any assets or equity transferred is recognized as gain or loss. ASC 740-60 also requires that the restructuring of each payable, including those negotiated and restructured jointly, be accounted for individually. The carrying value of these loans will be reduced as payments are made. Interest expense is computed on the basis of the discount rate that equates the present value of the future cash payments specified by the new debt with the remaining carrying amount of the original loans.
Under Argentina GAAP, we recorded a net gain of 27 in 2004 on the debt restructuring of TGS. This number reflects a 48 financial gain, net of 21 corresponding to the noncontrolling interest of Petrobras Energía in TGS.
Under US GAAP, TGS reconciliation adjustment to our shareholders’ equity as of December 31, 2005 included a loss of 42 which represents the effect of the reversal of the 48 gain on restructuring recorded under Argentina GAAP in 2004, which was reduced in 2005 and 2006 by 6 and 11 due to the lower interest expense recorded under US GAAP. As the debt was cancelled in June 2007, the remaining unamortized amounts were recorded in the income statement for the year ended December 31, 2007. These amounts are presented before the effect of noncontrolling interest.
With respect to Transener, our Argentina GAAP financial statements include a 165 gain on its debt restructuring in 2005, which was significantly offset by a 145 valuation allowance to adjust the carrying amount of our equity in Compañía Inversora en Transmisión Citelec S.A. (“Citelec”), which controls Transener, to its recoverable value. The debt restructuring gain of Transener is comprised of: (i) a gain for the forgiveness of principal, compensatory and punitive interest of 266; (ii) a loss as a result of the write-off of capitalized debt issuance costs of 1 ; (iii) a gain on restructuring of 48 as a result of accounting for the issuance of debt at its fair value instead of at its face value; and (iv) a loss of 148 corresponding to the noncontrolling interest of Petrobras Energía in Transener.
With respect to Transener, the US GAAP reconciliation adjustment to our shareholders’ equity as of December 31, 2005 amounted to 262. This amount is the net effect of: (i) the reversal of the 266 gain due to the forgiveness of principal and defaulted interest recorded under Argentina GAAP as of June 30, 2005; (ii) the reversal of the 48 gain recorded under Argentina GAAP due to the valuation of debt at fair value as of June 30, 2005; (iii) a 69 gain recognized under US GAAP as of June 30, 2005 because carrying amounts exceeded future payments in respect of some specific payables; (iv) a 7 loss recorded under US GAAP as of June 30, 2005 due to the effect of the lower market value of new shares issued to cancel debt; and (v) a loss of 10 for the effect of lower interest expense recorded under US GAAP and foreign exchange loss results from June 30, 2005 to December 31, 2005. These amounts are presented before the effect of noncontrolling interest.

As our interest in Citelec was sold in December 2007, the above-mentioned reconciling items were charged against Sale of Companies in the Reconciliation of net income to US GAAP for the year ended December 31, 2007.
5) Impairment of equity interest in affiliates
The reconciliation of net income from Argentina GAAP to US GAAP for the year ended December 31, 2009 includes a gain of 135 related to the reversal of impairment charges recorded in 2009 for Argentina GAAP purposes resulting from differences in the carrying amount of our equity interest in Petroritupano S.A.
6) Revenue recognition
As mentioned in Note 7.II, TGS entered into a transitional agreement with the UNIREN that contemplated a tariff increase. The agreement was ratified by the President of the Republic. Accordingly, TGS recognized revenue for P$122 under Argentina GAAP (amounts presented before the effect of noncontrolling interest and proportional consolidation of CIESA).
Under US GAAP, following the provisions of ASC 605, “Revenue recognition”, TGS considered that collectibility is not reasonably assured, and as a result TGS is not able to recognize such revenue until ENARGAS publishes the new tariff schedule. Based on the above, as of December 31, 2009, the revenue recognized was reversed in the reconciliation from Argentina GAAP to US GAAP included in Note 21.
C — Presentation
Major reclassifications to adjust the Argentina GAAP presentation to conform to US GAAP are as follows:
1) Classification of impairment losses
Under Argentina GAAP, impairment losses on property, plant and equipment or equity interest in affiliates are generally presented in the income statement as non-operating expenses.
US GAAP requires such losses to be presented as operating expenses. Therefore, impairment losses recognized under Argentina GAAP and additional impairment losses recognized under US GAAP are included in the Operating income (loss) subtotal of the US GAAP Consolidated income data presented in Note 21.
2) Balance sheet classification differences related to deferred income tax assets (liabilities)
Under Argentina GAAP, net deferred tax assets (liabilities) are to be classified as non-current assets (liabilities).
Under US GAAP, the Company applied the provisions contained in SFAS No. 109, “Accounting for income taxes”, which was subsequently codified into ASC 740 “Income Taxes”. Such statement states that in a classified statement of financial position, an enterprise should separate deferred tax liabilities and assets into a current amount and a non-current amount. To such extent, deferred tax liabilities and assets should be classified as current or non-current based on the classification of the related asset or liability for financial reporting. In addition, a deferred tax liability or asset that is not related to an asset or liability for financial reporting, including deferred tax assets related to tax loss carryforwards, shall be classified according to the expected reversal date of the temporary difference.
3) Accounting for purchases and sales of inventory with the same counterparty
Under Argentina GAAP, purchases and sales of inventory with the same counterparty that are entered into in contemplation of one another are not required to be combined for reporting purposes.

Under US GAAP, EITF No. 04-13, subsequently codified into ASC 845 “Non-monetary Transactions”, states that purchases and sales of inventory with the same counterparty that are entered into in contemplation of one another should be combined and recorded as exchanges measured at the book value of the item sold.
4) Accounting for discontinued operations
In accordance with US GAAP, the results of continuing operations should be presented separately from discontinued operations and any gain or loss from the disposal of a component of a business segment should be reported in conjunction with the result of discontinued operations.
Since for Argentina GAAP purposes, discontinued operations were not presented separately from continued operations in the face of the income statement, required reclassifications have been made for purposes of the US GAAP consolidated income data presented in Note 21.
D — Other
1) Restatement of financial statements for the effects of inflation
The reconciliation to US GAAP does not include any adjustment to eliminate the effects of inflation required under Argentina GAAP (see Note 2.c), as they are also permitted by Regulation S-X of the SEC.
E — New accounting standards and developments under US GAAP not yet adopted
Transfers and Servicing (ASC 860), Accounting for Transfers of Financial Assets (ASU 2009-16)
The FASB issued Accounting Standards Update (“ASU”) 2009-16 in December 2009. This standard removes the concept of a Qualifying Special Purpose Entity (“QSPE”) and the exception for QSPE consolidation and clarifies the requirements for financial asset transfers eligible for sale accounting. ASU 2009-17 is effective for the Company on January 1, 2010, and its adoption is not expected to have a material impact on the Company’s results of operations, financial position or liquidity.
Consolidation (ASC 810), Improvements to Financial Reporting by Enterprises Involved With Variable Interest Entities (ASU 2009-17)
The FASB issued ASU 2009-17 in December 2009. On January 1, 2010 ASU 2009-17 requires the enterprise to qualitatively assess if it is the primary beneficiary of a variable-interest entity (“VIE”), and, if so, the VIE must be consolidated. Additionally, this Statement requires continuous assessments of whether an enterprise is the primary beneficiary of a VIE. ASU 2009-17 is effective for the Company on January 1, 2010, and its adoption is not expected to have a material impact on the Company’s results of operations, financial position or liquidity.
F — Recently adopted accounting pronouncements
FASB Accounting Standards Codification
The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2009-01 in June 2009. This Update, also issued as FASB Statement of Financial Accounting Standards (SFAS) No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles,” is effective for financial statements issued after September 15, 2009. ASU No. 2009-01 requires that the FASB’s Accounting Standards Codification (ASC) become the sole source of authoritative U.S. generally accepted accounting principles recognized by the FASB for nongovernmental entities. The Codification is meant to simplify user access to all authoritative GAAP by reorganizing GAAP pronouncements into roughly 90 accounting topics within a consistent structure. All previous level (a)-(d) US GAAP standards issued by a standard setter are superseded. Level (a)-(d) US GAAP refers to the previous accounting hierarchy. All other accounting literature not included in the Codification is nonauthoritative. Following this Statement, the Board will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates, or ASUs. The Board will not consider Accounting Standards Updates as authoritative in their own right. ASUs will serve only to update the Codification. The Company has adopted this new accounting standard and references to the Codification topics have been provided alongside references to the pre-Codification standards.

Evaluation of Subsequent Events
In June, 2009, the FASB issued FASB Statement No. 165, “Subsequent Events”, effective for interim or annual financial periods ending after June 15, 2009. This Statement was codified into FASB ASC 855, “Subsequent Events”. ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 did not change significantly the current practice previously provided in auditing literature, except for introducing the concept of financial statements being available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued.
In accordance with ASC 855, the Company reports that events subsequent to December 31, 2009 were evaluated until the date of the filing of the Form 20-F with the Securities and Exchange Commission.
Oil and Gas Reserve Estimation and Reporting
In January 2009, the SEC published its final rule regarding the modernization of oil and gas reporting, which modifies the SEC’s reporting and disclosure rules for oil and gas reserves and in January 2010, the FASB issued ASU No. 2010-03. The objective of the amendment included in this Update is to align the oil and gas reserve estimation and disclosure requirements of the Extractive Activities — Oil and Gas (ASC 932) with the requirements in the Securities and Exchange Commission final rule, Modernization of the Oil and Gas Reporting Requirements. The main provisions of ASU No. 2010-03 include the following:
•	Expanding the definition of oil and gas production activities to include nontraditional reserves, such as bitumen.
•
Amending the definition of proved oil and gas reserves to indicate that entities must use average of the first-day-of-the-month for the 12-month period, rather than year end price when estimating whether reserve quantities are economical to produce.

•	Requiring that disclosures about equity method investments be in the same level of detail as is required for consolidated investments.
•	Modifying the definition of geographic area for disclosure of reserve estimates and production.
•	Permitting the use of new reliable technologies to establish reasonable certainty of proved reserves.
As required by ASU No. 2010-03, the Company effectively adopted as of December 31, 2009. Adoption of these requirements did not significantly impact the Company’s reported reserves or its consolidated financial statements.
Employer’s Disclosures about Postretirement Benefit Plan Assets
In December 2008, the FASB issued (FSP) No. 132(R)-1, which amends SFAS 132(R) and was codified into FASB ASC 715 Compensation—Retirement Benefits. This orientation provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. This FSP requires disclosures about: (a) Investment Policies and Strategies; (b) Categories of Plan Assets; (c) Fair Value Measurements of Plan Assets; and (d) Significant Concentrations of Risk. Effective December 31, 2009, the Company adopted this FSP. There was no impact to the Company’s consolidated financial statements from the implementation of this Topic, other than additional disclosures that were incorporated into Note 22 f).
Noncontrolling Interest in Consolidated Financial Statements
In December 2007, the FASB issued SFAS 160, which establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement was codified into ASC 810, “Consolidation”. As a result of the implementation, the Company reclassified on December 31, 2009, noncontrolling interest (minority interest) of 404 as equity in the US GAAP condensed balance sheet data, and net income of 14 attributable to the noncontrolling interest was included in condensed income data on the face of the income statement (Note 21). Furthermore, ASC 810 requires retrospective application to all prior periods presented.

Fair Value Measurements
Effective January 1, 2009, the Company implemented SFAS No 157, “Fair Value Measurements” for nonfinancial assets and nonfinancial liabilities measured at fair value, except those that are recognized or disclosed on a recurring basis (at least annually). This Statement was codified into ASC 820 “Fair Value Measurement and Disclosures”. There was no impact on the Company’s consolidated financial statements from the implementation of this Topic for nonfinancial assets and liabilities, other than additional disclosures that were incorporated into Note 22 c) of these financial statements.
Business Combinations
In December 2007, the FASB issued SFAS 141-R, subsequently amended by FASB Staff Position (FSP) FAS 141 (R)-1 in April 2009. This Statement was codified into ASC 805, “Business combinations”. ASC 805 applies prospectively to all business combinations ocurring on or after January, 2009. and requires the acquiring entity in a business combination to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date to be measured at their respective ASC fair values. ASC 805 changes the accounting treatment for the following items: acquisition-related costs and restructuring costs to be generally expensed when incurred; in-process research and development to be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition to be generally recognized in income tax expense. ASC 805 also includes a substantial number of new disclosures requirements. There was no impact on the Company’s consolidated financial statements from the implementation of this rule.
Disclosures about Derivative Instruments and Hedging Activities
In March 2008, the FASB issued SFAS 161, subsequently codified into ASC 815-10-50, which expands disclosure requirements for derivatives and hedging. This rule requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement was effective for interim and annual financial statements beginning in 2009. There was no impact on the Company’s consolidated financial statements from the implementation of this rule.
21.	Reconciliation of net income and equity to US GAAP
The following is a summary of the significant adjustments to net income (including noncontrolling interest) for the years ended December 31, 2009, 2008 and 2007, the shareholders’ equity and noncontrolling interest as of December 31, 2009 and 2008, which would be required if US GAAP had been applied instead of Argentina GAAP in the Company’s financial statements.

Reconciliation of net income to US GAAP

	2009	2008	2007

Net income under Argentina GAAP	925	776	762

US GAAP adjustments:

Foreign currency translation (Note 20.A.3)	6	26	9
Debt refinancing costs (Note 20.A.1)	1	3	2
Depreciation of Property Plant & Equipment
Business combination (Note 20.A.7)	(26)	(27)	(33)
Impairment (Note 20.A.8.b)	2	(23)	(12)
Other	1	(5)	(4)
Impairment of property plant & equipment (Note 20.A.8.c)	—	(352)	210
Discounted value of assets and liabilities (Note 20.A.4)	(50)	(35)	35
Effects of the sale of noncurrent assets to related parties (Note 20.A.11)	(1,591)	—	(1,072)
Noncontrolling interest (Note 20.A.12)	1	3	3
Guarantees (Note 20.A.5)	—	—	4
Inventories (Note 20.A.6)	(37)	91	(69)
Deferred income taxes (Note 20.A.9)	815	66	52
Revaluation of assets held for sale (Note 20.A.13)	(47)	—	—
Other	1	(10)	(20)
US GAAP adjustments applicable to equity in earnings of affiliates
Deferred income taxes (Note 20.B.3)	(28)	(97)	(14)
Depreciation of property plant and equipment	(3)	(3)	(19)
Capitalized exchange losses (Note 20.B.1)	—	1	1
Noncontrolling interest (Note 20.B.2)	19	2	(6)
Reversal of equity in earnings of CIESA and Citelec (i) (Note 20.A.10)	33	18	(15)
Sale of companies (Note 7.IV)	—	—	135
Debt restructuring (Note 20.B.4)	—	—	31
Impairment (Note 20.B.5)	135	—	—
Revenue recognition (Note 20.B.6)	(61)	—	—
Other	—	—	(4)

Total US GAAP adjustments	(829)	(342)	(786)

Net income under US GAAP attributable to the shareholders	96	434	(24)
Plus: noncontrolling interest under US GAAP	14	19	40

Net income (including noncontrolling interest) under US GAAP	110	453	16

i)
This adjustment reverses the equity in earnings accounted for under Argentina GAAP and complements the effects of other US GAAP adjustments recognized in items listed above with respect to CIESA (2009, 2008 and 2007). As of December 31, 2009, 2008 and 2007, CIESA presented a deficit in shareholders equity under US GAAP, and therefore it was valued at zero. In the year ended December 31, 2007 our interest in CITELEC was sold (see Note 7 IV) and as a result, a gain of 135 was recognized in the reconciliation of net income under US GAAP.

Earnings per share	2009	2008	2007

Basic / Diluted earnings per share under US GAAP
Class B:
Income / (loss) from continuing operations	0.173	0.165	(0.395)
Income / (loss) from discontinued operations	(0.078)	0.264	0.371

Basic / Diluted earnings per share under Argentine GAAP
Class B	0.916	0.769	0.755
Number of shares-in millions (1)	1,010	1,010	1,010

(1)	Earnings (loss) per share are calculated based on the weighted average number of shares outstanding during the years ended December 31, 2009, 2008 and 2007.

Consolidated statement of comprehensive income and accumulated comprehensive income

	2009	2008	2007

Net income (including noncontrolling interest) under US GAAP	110	453	16
Foreign currency translation (Note 20.A.3)
Net change during the year, net of tax	49	73	26
Deferred pension plan obligations (Note 20.A.2)
Decrease net of tax	22	5	3

Total comprehensive income	181	531	45
Less: noncontrolling interest under US GAAP	(14)	(19)	(40)

Total comprehensive income attributable to the shareholders	167	512	5

Accumulated other comprehensive income (loss):
Amounts not recognized as net periodic pension costs, net of tax (Note 20.A.2)	(4)	(26)	(31)
Foreign currency translation net of tax (Note 20.A.3)	184	135	62
Adjustment to initially apply ASC 715, net of tax (1)	(28)	(28)	(28)

Total Accumulated Other Comprehensive Income	152	81	3

(1)	SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, was subsequently codified into ASC 715, “Compensation — Retirement Benefits”.

Reconciliation of shareholders’ equity to US GAAP

	2009	2008

Shareholders’ equity under Argentina GAAP	9,589	8,947

US GAAP adjustments:

Debt refinancing costs (Note 20.A.1)	(1)	(2)
Pension plan obligations (Note 20.A.2)	(48)	(82)
Foreign currency translation (Note 20.A.3)	(35)	(47)
Property plant and equipment
Business combination (Note 20.A.7)	250	247
Impairment (Note 20.A.8.c)	(28)	(30)
Other	(24)	(1)
Revaluation of assets held for sale (Note 20.A.13)	(47)	—
Other	(10)	(9)
Goodwill (Note 20.A.7.a and 20.A.8.a)	101	101
Discounted value of assets and liabilities (Note 20.A.4)	—	50
Inventories (Note 20.A.6)	(24)	(11)
Guarantees (Note 20.A.5)	(5)	(5)
Noncontrolling interest (Note 20.A.12)	11	10
Deferred income taxes (Note 20.A.9)	(9)	(1)
US GAAP adjustments applicable to equity in affiliates
Deferred income taxes (Note 20.B.3)	(178)	(140)
Property plant and equipment (Note 20.A.8.a)	9	1
Capitalized exchange losses (Note 20.B.1)	(25)	(26)
Noncontrolling interest (Note 20.B.2)	1	(18)
Reversal of equity in affiliates of CIESA (i) (Note 20.A.10)	(57)	(90)
Impairment (Note 20.B.5)	135	—
Revenue recognition (Note 20.B.6)	(61)	—
Other	(7)	(8)

Total US GAAP adjustments	(52)	(61)

Shareholders’ equity under US GAAP (A)	9,537	8,886

Noncontrolling interest under Argentina GAAP	969	882
US GAAP adjustments:
Reversal of Noncontrolling interest of CIESA under Argentina GAAP	(554)	(512)
Other	(11)	(10)

Total US GAAP adjustments	(565)	(522)

Noncontrolling interest under US GAAP (B)	404	360

Equity under US GAAP (A) + (B)	9,941	9,246

i)
This adjustment reverses the equity in earnings accounted for under Argentina GAAP and complements the effects of other US GAAP adjustments recognized in items listed above with respect to CIESA. As of December 31, 2009 and 2008, CIESA presented a deficit in shareholders’ equity under US GAAP, and therefore it was valued at zero.

Description of changes in equity under US GAAP

	2009	2008	2007

Shareholders’ equity under US GAAP as of beginning of the year	8,886	8,689	7,786

Additional paid-in capital (Note 20.A.11)	801	—	1,084
Net effects of corporate reorganization (Note 1.b)	(48)	—	—
Cash dividends	(269)	(315)	(186)
Other comprehensive income	71	78	29
Net income (loss) attributable to the Shareholders under US GAAP	96	434	(24)

Shareholders’ equity under US GAAP as of the end of the year	9,537	8,886	8,689

Noncontrolling interest	404	360	337

Equity under US GAAP as of the end of the year	9,941	9,246	9,026

US GAAP summarized consolidated data
The consolidated income data and the consolidated cash flows for the years ended December 31, 2009, 2008 and 2007 and the consolidated balance sheets as of December 31, 2009 and 2008, presented below have been adjusted to reflect the differences between US GAAP and Argentina GAAP discussed above, giving effect to differences in measurement methods and disclosures as previously discussed.

	Year ended December 31,
US GAAP Consolidated income data	2009	2008	2007
Sales	10,301	13,181	11,188
Less — taxes on sales and services	(284)	(542)	(262)

Net sales	10,017	12,639	10,926
Cost of sales	(7,378)	(9,306)	(8,552)

Gross profit	2,639	3,333	2,374
Administrative and selling expenses	(1,517)	(1,573)	(1,347)
Exploration expenses	(333)	(218)	(122)
Other operating expenses, net	(311)	(744)	(776)

Operating income	478	798	129
Equity in earnings of affiliates	147	208	164
Financial expenses and holding losses, net	(537)	(569)	(436)

Income (loss) before income taxes and discontinued operations	88	437	(143)
Income tax benefit (expense)	101	(251)	(216)

Net income (loss) from continuing operations	189	186	(359)
(Loss) income from discontinued operations, net of tax (1)	(79)	267	375

Net income for the year	110	453	16
Net income attributable to noncontrolling interest	(14)	(19)	(40)

Net income (loss) for the year attributable to the Shareholders	96	434	(24)

(1)	Net of income tax (benefit) expense of (44), 133 and 179 for the years ended December 31, 2009, 2008 and 2007, respectively.

	As of December 31,
US GAAP condensed consolidated balance sheet data	2009	2008

Other receivables	2,517	1,651
Other current assets	3,862	4,259

Current assets	6,379	5,910

Investments	3,571	3,262
Property, plant and equipment	9,278	10,692
Other non-current assets	933	638

Total non-current assets	13,782	14,592

Total assets	20,161	20,502

Short-term debt (a) (b)	1,901	1,908
Other liabilities	2,702	3,161

Total current liabilities	4,603	5,069

Long-term debt	3,801	4,419
Other non-current liabilities	1,816	1,768

Total non-current liabilities	5,617	6,187

Total liabilities	10,220	11,256

Shareholders’ equity	9,537	8,886
Noncontrolling Interest	404	360

Total Equity	9,941	9,246

	20,161	20,502

(a)	The weighted average annual interest rates for outstanding short-term borrowings were 8.16% and 5.22% as of December 31, 2009 and 2008, respectively.

(b)	Includes 1.480 and 785 relating to current portion of long-term debt as of December 31, 2009 and 2008, respectively.

	Year ended December 31,
US GAAP condensed consolidated cash flow data	2009	2008	2007

Net cash provided by operations	2,056	1,839	1,549
Net cash used in investing activities	(1,014)	(1,150)	(1,580)
Net cash used in financing activities	(1,289)	(577)	(133)

(Decrease) increase in cash	(247)	112	(164)
Effect of the exchange rate on cash	115	83	24
Cash and cash equivalent at the beginning of the year	1,166	971	1,111

Cash and cash equivalent at the end under US GAAP	1,034	1,166	971

22.	Additional financial statement disclosures required by US GAAP and the SEC
a) Income taxes
The tax effect of the significant differences between the book value under US GAAP and the tax value of the Company’s assets and liabilities and tax loss carryforwards is as follows:

	2009		2008
Deferred tax assets

Tax loss carryforwards	92		416
Inventories	10		30
Property, plant and equipment	254		234
Reserve for contingencies	119		112
Equity interest in affiliates	80		86
Pension plan obligations	52		52
Other deferred tax assets, not individually significant	188		133

Total gross deferred tax assets	795		1,063
Less valuation allowance (2)	(470)		(781)

Total net deferred tax assets	325		282

Deferred tax liabilities

Loans	(64)		(18)
Prepaid expenses	(5)		(5)
Property, plant and equipment	(637)		(765)
Equity interest in affiliates	(421)		(349)
Other deferred tax liabilities, not individually significant	(21)		(28)

Total deferred tax liabilities	(1,148)		(1,165)

Net deferred tax liabilities	(823	)(1)	(883)

(1)
The change in 2009 includes: a) a decrease of 205 resulting from the sale of PVIE, and b) an increase of 123 attributable to the effect of the foreign exchange fluctuations on the deferred tax liabilities in foreign affiliates.

(2)
Management evaluates the recoverability of tax loss carryforwards and the remaining temporary differences taking into consideration, among other elements, the projected business profits, tax planning strategies, temporariness of future taxable income, considering the term of expiration of the tax loss carryforwards, the future reversals of the existing temporary differences and the recent year tax history. All the evidence available, both positive and negative, is duly weighted and considered in the analysis. Management believes that it is more likely than not that the Company will realize the benefits of the above-mentioned deductible differences and tax loss carryfowards, net of the existing valuation allowance as of December 31, 2009. The change in 2009 includes a decrease of 308 resulting from the sale of PVIE.

Net deferred tax liabilities as of December 31, 2009 and 2008 consist of:

	2009	2008

Current deferred income tax assets	55	61
Non-current deferred income tax assets	4	11
Non-current deferred income tax liabilities	(882)	(955)

Net deferred tax liabilities	(823)	(883)

The reconciliation of tax provision at the statutory rate to the tax provision from continuing operations for the years ended December 31, 2009, 2008 and 2007 computed in accordance with US GAAP, is as follows:

	2009	2008	2007

Income (loss) before income tax and noncontrolling interest from continuing operations	88	437	(143)

Statutory tax rate	35%	35%	35%

Statutory tax rate applied to pre-tax income from continuing operations	(31)	(153)	50

Equity in earnings of affiliates	7	11	(196)
Deconsolidation of companies	—	—	103
Permanent differences in foreign subsidiaries	46	22	67
Cash dividends and capital stock reductions in foreign affiliates	(101)	(65)	(37)
Other, net	(29)	—	(19)
Foreign income tax	206	117	—
Statute of limitation of tax loss carryforwards	—	—	(366)
Net movement in the valuation allowance	3	(183)	182

Tax benefit (expense) from continuing operations	101	(251)	(216)

The Company’s provision for income taxes from continuing operations under US GAAP comprised the following:

	2009	2008	2007

Current

Argentina	158	(82)	(42)
Foreign	(58)	(247)	(122)

	100	(329)	(164)

Deferred

Argentina	22	113	(32)
Foreign	(21)	(35)	(20)

	1	78	(52)

Total tax benefit (expense)	101	(251)	(216)

As of December 31, 2009, the tax loss carryforwards amounting to 263 may be used until the dates indicated below:

2011 and thereafter	263

263

Effect of adopting provisions of ASC 740 of the FASB Accounting Standards Codification (ASC) relating to accounting for uncertainty in income taxes (formerly FASB Interpretation no. 48)
In July 2006, FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48), subsequently codified into ASC 740 “Income Taxes”. This standard provides guidance on recognition, classification and disclosure concerning uncertain income tax liabilities. The evaluation of a tax position requires recognition of a tax benefit if it is more likely than not it will be sustained upon examination. The Company adopted the standard on January 1, 2007. The adoption did not have a material impact in our consolidated financial statements.

As of December 31, 2009, 2008 and 2007 and for the years then ended, the Company did not have any unrecognized tax benefits. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months. Furthermore, the Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of financial and operating expenses, respectively, in the consolidated statements of income. As of December 31, 2009, 2008 and 2007 and for the years then ended, the Company has not accrued interest and penalties related to unrecognized tax benefits.
The Company and its subsidiaries file income tax returns in Argentina and in other foreign jurisdictions. The Argentine tax returns are open to examination by the respective tax authorities for the years beginning in 2003. In addition, tax returns of foreign jurisdictions in which we operate are open to examination for the years beginning in 2005 in Venezuela, Bolivia and Spain, 2004 in Colombia, Brazil, Austria and Mexico and 2003 in Ecuador.
b) Fair value of financial instruments
US GAAP requires disclosure of the estimated fair value of the Company’s financial instruments. The following methods and assumptions were used to estimate the fair value of each class of financial instruments.
The carrying amounts of cash, cash equivalents, accounts receivables and short-term obligations approximate their fair value, because of the short-term maturities of these instruments.
The fair value of publicly traded long-term debt is based on quoted market prices, and for the remaining long-term debt fair value was estimated based on the current rates available to the Company for debt of similar remaining maturities. Fair values of derivative financial instruments represent the estimated amount that would have been required to terminate the contracts. The fair value of performance bonds and other guarantees approximate the notional amount of these instruments.
The estimated fair values of financial instruments are as follows, except for those financial instruments noted above for which the carrying values approximate fair values:

	2009		2008
	Carrying		Carrying
	amount		amount
	under	Fair	under	Fair
	US GAAP	Value	US GAAP	Value

Financial liabilities:
Long-term debt	3,801	3,926	4,419	3,932
c) Fair value disclosures
ASC 820, “Fair Value Measurements” among other things, defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. ASC 820-10 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, ASC 820-10 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level 1: Observable inputs such as quoted prices in active markets;
Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions
The disclosure requirements of ASC820 for financial assets and liabilities measured at fair value on a recurring basis were applied to holdings in mutual funds recognized in accordance with SFAS 115, which was subsequently codified into ASC 320 Investments—Debt and Equity Securities.

The fair value of the holdings in mutual funds was recognized on the basis of exchange quoted prices as the balance sheet date for identical assets in active markets and, therefore, were classified as Level 1.
The inputs used in the calculation of the fair value of the Company’s financial assets and liabilities accounted for at fair value on a recurring basis at December 31, 2009, were:

	As of December 31, 2009
	Level 1	Level 2	Level 3	Total
Assets
Holdings in mutual funds	195	—	—	195

Total assets	195	—	—	195

	As of December 31, 2008
	Level 1	Level 2	Level 3	Total
Assets
Holdings in mutual funds	48	—	—	48

Total assets	48	—	—	48

The inputs used in the calculation of the fair value of the Company’s non financial assets accounted for at fair value on a non-recurring basis at December 31, 2009, were:

	As of December 31, 2009
	Level 1	Level 2	Level 3	Total
Assets
Equity method investments	—	—	2,006	2,006

Total assets	—	—	2,006	2,006

Equity method investments in Venezuela were determined to have a fair value below their carrying amount as of December 31, 2009 and the impairment was considered to be other than temporary. As a result, those investments were written down to their fair value resulting in a charge of 146 before tax, which is included in other operating expenses, net caption in the US GAAP Summarized Consolidated Data (Note 21).
d) Summarized financial information of unconsolidated affiliates
The following table provides summarized financial information on a 100% basis, for the main affiliates accounted for by the equity method, combined per business unit, under Argentina GAAP.
Each business unit includes the following companies as of December 31, 2009, 2008 and 2007:
• Oil and Gas Exploration and Production: Petrolera Entre Lomas S.A., Inversora Mata S.A., Coroil S.A., Petroritupano S.A., Petrowayú S.A., Petrovenbras S.A., Petrokariña S.A., Oleoductos del Valle S.A. and Oleoducto de Crudos Pesados Ltd.
• Refining and Distribution: Refinería del Norte S.A. and Petrobras Bolivia Refinación S.A. (1)
(1) Company sold in the year ended December 31, 2007 (see Note 7.IV)

	2009
	Oil and Gas Exploration	Refining and
	and Production	Distribution
Current assets	8,153	788
Non current assets	9,303	395
Current liabilities	4,421	584
Non current liabilities	4,530	37
Shareholders’ equity	8,505	562
Sales	4,300	1,593
Gross profit	2,872	366
Net income	1,062	149

	2008
	Oil and Gas Exploration	Refining and
	and Production	Distribution
Current assets	6,185	645
Non current assets	8,543	405
Current liabilities	4,156	517
Non current liabilities	4,184	44
Shareholders’ equity	6,388	489
Sales	6,545	1,238
Gross profit	4,087	186
Net income (loss)	1,216	(21)

	2007
	Oil and Gas Exploration	Refining and
	and Production	Distribution
Sales	4,049	1,485
Gross profit	2,628	411
Net income	899	154
e) Summarized financial information of proportionally consolidated jointly controlled companies
The following table provides summarized financial information on a proportional basis, for jointly controlled companies, which are proportionally consolidated under Argentina GAAP:

	2009				2008				2007
	CIESA (a)	Distrilec	PVIE	Total	CIESA (a)	Distrilec	PVIE	Total	CIESA (a)	Distrilec	PVIE (b)	Total

Current Assets	741	339	—	1,080	429	298	243	970
Non Current Assets	2,169	1,615	—	3,784	2,187	1,545	1,073	4,805
Current Liabilities	908	621	—	1,529	721	514	293	1,528
Non Current Liabilities	1,271	342	—	1,613	1,184	333	342	1,859
Shareholders Equity	176	578	—	754	199	585	678	1,462
Minority Interest	555	413	—	968	512	411	3	926

Sales	747	1,069	123	1,939	639	993	965	2,597	602	894	1,101	2,597
Gross Profit	342	269	55	666	263	251	428	942	287	215	573	1,075
Net Income (loss)	(22)	10	27	15	(18)	26	241	249	7	51	839	897

Cash provided by (used in):
Operating activities	306	186	—	492	313	133	319	765
Investing activities	(74)	(137)	—	(211)	(96)	(140)	(214)	(450)
Financing activities	(24)	(19)	—	(43)	(103)	(3)	(27)	(133)

(a)	For US GAAP reporting purposes, CIESA was not proportionally consolidated, as explained in Note 20.A.10)

(b)
Considering that the sale of the 40% equity interest in PVIE was executed in December 2007 (Note 8 II), the consolidated statements of income and cash flows for the year ended December 31, 2007 presented for comparative purposes show the participation in PVIE according to the procedure indicated for the consolidation of subsidiaries.

f) Pension plan
Defined benefit plan:
The information for the Company’s defined benefit plans is as follows (see Note 16.b):

	2009	2008	2007
Change in projected benefit obligation
Projected Benefit Obligation at beginning of the year	191	176	161
Service cost	4	4	3
Interest cost	36	23	21
Actuarial (income) loss	(25)	(3)	1
Benefits paid	(9)	(9)	(10)
Curtailment	(8)	—	—

Projected benefit obligation at the end of the year (1)	189	191	176

Accumulated benefit obligation at the end of year	189	190	176

Change in plan assets
Fair value of plan assets at beginning of the year	44	31	35
Return on plan assets	4	3	3
Contributions	—	17	—
Benefits paid	(8)	(7)	(7)

Fair value of plan assets at the end of the year (2)	40	44	31

Status of the plans
Unfunded status at year — end	(149)	(147)	(145)

(1)
As of December 31, 2009, 2008 and 2007 the projected benefit obligation is comprised of 136, 135 and 124 corresponding to the Compensatory Fund and 53, 56 and 52 corresponding to the indemnity plan, respectively.

(2)	Both for December 31, 2009 and 2008 assets contributed correspond to the Compensatory Fund (Note 16.b)

	2009	2008	2007
Amounts recorded in the consolidated balance sheet consists of:
Total liabilities	(149)	(147)	(145)

Cumulative amounts recorded in “Accumulated other comprehensive income” consists of:
Unrecognized prior service cost	27	36	38
Unrecognized actuarial loss	22	46	52

Total recorded in “Accumulated other comprehensive income”at year-end, before tax	49	82	90

	2009	2008	2007
Reconciliation of amounts recognized in “Accumulated other comprehensive income”
Amounts recorded before tax at beginning of year	82	90	93
Change in unrecognized actuarial loss	(23)	(6)	1
Amortization of prior service cost recognized in net periodic benefit cost	(2)	(2)	(4)
Curtailment	(8)	—	—

Amounts recorded before tax at end of year:	49	82	90

	2009	2008	2007
Components of net periodic pension benefit cost

Service cost	4	4	3
Interest cost	36	23	21
Return on plan assets	(8)	(3)	(3)
Amortization of actuarial gain and losses and unrecognized prior service cost	4	5	5

Net periodic benefit cost	36	29	26

As of the date of the issuance of these financial statements, the Board of Directors did not approve contributions to its Defined Benefit pension plan funds in 2010.
Benefit obligations for the period 2010-2019 are expected to be paid as follows:

2010	16
2011	13
2012	14
2013	16
2014	13
2015-2019	76
As of December 31, 2009 and 2008, the assets related to the defined pension plans were composed of U$ dollar money markets instrument (Level 1 in the fair value hierarchy of ASC 820) held at The Bank of New York Mellon in compliance with the applicable investment policies defined for such plans. Expected profitability for the assets of the plan is based on the average returns for comparable short-term investments plus any adjustment, if necessary to reflect expectations of future returns.
As of December 31, 2009, the amounts expected to be recognized in 2010 as net periodic benefit cost, before the effect of income taxes, are as follows:

Prior service cost	2
Net actuarial loss	1

g) Business segment consolidated information
The following information shows additional disclosures under Argentina GAAP about the Company’s business segments as defined by its management.

	2009
	Oil and Gas
	Exploration and	Refining and			Corporate and
	Production	Distribution	Petrochemical	Gas & Energy	Eliminations	Total

Unaffiliated revenues	578	5,414	2,897	3,083	—	11,972
Intersegment revenues	2,739	214	31	191	(3,175)	—

Total revenues	3,317	5,628	2,928	3,274	(3,175)	11,972

Depreciation, depletion and amortization	(911)	(84)	(132)	(253)	(19)	(1,399)

Equity in earnings of unconsolidated affiliates	168	42	—	—	—	210

Interest expense	(41)	(16)	(26)	(121)	(400)	(604)

Interest revenue	10	—	13	33	52	108

Dividends received from unconsolidated affiliates	72	22	—	—	—	94

Additions to property, plant and equipment	569	81	62	386	8	1,106

Sale of PVIE (Note 8)	(1,102)	—	—	—	—	(1,102)

Identifiable assets	5,534	2,730	2,172	6,578	2,745	19,759

Investments in and advances to unconsolidated affiliates	3,142	160	—	22	—	3,324

Total assets	8,676	2,890	2,172	6,600	2,745	23,083

	2008
	Oil and Gas
	Exploration and	Refining and			Corporate and
	Production	Distribution	Petrochemical	Gas & Energy	Eliminations	Total

Unaffiliated revenues	2,233	6,684	3,420	2,838	—	15,175
Intersegment revenues	2,507	258	55	155	(2,975)	—

Total revenues	4,740	6,942	3,475	2,993	(2,975)	15,175

Depreciation, depletion and amortization	(798)	(89)	(108)	(241)	(24)	(1,260)

Equity in earnings of unconsolidated affiliates	311	(6)	—	—	—	305

Interest expense	(53)	(26)	(21)	(103)	(336)	(539)

Interest revenue	6	—	5	31	69	111

Dividends received from unconsolidated affiliates	150	—	—	—	—	150

Additions to property, plant and equipment	2,098	140	175	519	18	2,950

Identifiable assets	7,194	2,926	2,257	5,961	1,598	19,936

Investments in and advances to unconsolidated affiliates	2,991	140	—	24	—	3,155

Total assets	10,185	3,066	2,257	5,985	1,598	23,091

	2007
	Oil and Gas
	Exploration and	Refining and			Corporate and
	Production	Distribution	Petrochemical	Gas & Energy	Eliminations	Total

Unaffiliated revenues	2,381	5,535	3,018	2,524	—	13,458
Intersegment revenues	2,243	291	45	147	(2,726)	—

Total revenues	4,624	5,826	3,063	2,671	(2,726)	13,458

Depreciation, depletion and amortization	(782)	(56)	(100)	(253)	(26)	(1,217)

Equity in earnings of unconsolidated affiliates	80	75	21	—	—	176

Interest expense	(134)	(4)	(20)	(151)	(280)	(589)

Interest revenue	33	—	9	27	27	96

Dividends received from unconsolidated affiliates	179	79	6	—	—	264
h) Exploratory well costs
The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed and the number of projects for which exploratory well costs have been capitalized for a period greater than one year since the completion of the drilling:
Aging of capitalized exploratory well costs

	2009		2008		2007
	Amount	Wells	Amount	Wells	Amount	Wells
Drilling not finished or capitalized for less than one year	44	14	178	22	94	20
Capitalized for more than one year	184	19	125	16	30	1

Total	228	33	303	38	124	21

Capitalized exploratory well costs as of December 31, 2009 for more than one year correspond to 19 wells located in the Austral and Neuquén Basin (Argentina), for which the Company has assigned certain of its personnel to assess the economic, legal, political, environmental, and regulatory aspects related to the potential development of such projects.
23.	Oil and Gas Supplementary Disclosures (Unaudited)
In December 2009, the Company adopted revised oil and gas reserve estimation and disclosure requirements. The primary impact of the new disclosures is to conform the definition of proved reserves with the Modernization of Oil and Gas Reporting rules, which were issued by the Securities and Exchange Commission (“SEC”) of the United States of America at the end of 2008. The accounting standards update revised the definition of proved oil and gas reserves to require that the average, first-day-of-the-month price during the 12-month period before the end of the year rather than the year-end price, must be used when estimating whether reserve quantities are economical to produce. This same 12-month average price is also used in calculating the aggregate amount of (and changes in) future cash inflows related to the standardized measure of discounted future net cash flows. The rules also allow for the use of reliable technology to estimate proved oil and gas reserves if those technologies have been demonstrated to result in reliable conclusions about reserve volumes. The unaudited supplemental information on oil and gas exploration and production activities for 2009 has been presented in accordance with the new reserve estimation and disclosure rules, which may not be applied retrospectively. The 2007 and 2008 data are presented in accordance with FASB oil and gas disclosure requirements effective during those periods. Disclosures by geographic area include the Argentina, Venezuela and Rest of Latin American areas. The effect of applying the new definition of reliable technology and other non-price related aspects of the updated rules did not significantly impact 2009 net proved reserve volumes.

The following information for the oil and gas producing activities has been prepared in accordance with the methodology prescribed by ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities — Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities) and includes the Company and its subsidiaries oil and gas production activities as well as the equity shares in its affiliates valued by the equity method. The Company has oil and gas properties in Argentina and other countries in Latin America.
Amounts are stated in millions of pesos as mentioned in Note 2.c. to the financial statements.
Capitalized costs
The following table presents the capitalized costs as of December 31, 2009 and 2008, for proved and unproved oil and gas properties, and the related accumulated depreciation and allowances, which reduce the value of assets.

	Argentine GAAP
	Consolidated Companies			Equity Method Investment
		Rest of
		Latin-
	Argentina	America	Total	Argentina	Venezuela	Total
	(in millions of constant pesos — note 2.c)
December 31, 2009

Proved properties:
Equipment, camps and other facilities	3,883	142	4,025	4	—	4
Mining properties and wells	6,579	1,247	7,826	253	2,524	2,777
Unproved properties	227	—	227	—	—	—

Total capitalized costs	10,689	1,389	12,078	257	2,524	2,781

Accumulated depreciation and allowances which reduce the value of assets	(6,492)	(1,136)	(7,628)	(132)	(412)	(544)

Total net capitalized costs	4,197	253	4,450	125	2,112	2,237

	US GAAP
	Consolidated Companies			Equity Method Investment
		Rest of
		Latin-
	Argentina	America	Total	Argentina	Venezuela	Total
	(in millions of constant pesos — note 2.c)
December 31, 2009

Proved properties:
Equipment, camps and other facilities	3,773	142	3,915	4	—	4
Mining properties and wells	5,444	1,255	6,699	282	2,524	2,806
Unproved properties	227	—	227	—	—	—

Total capitalized costs	9,444	1,397	10,841	286	2,524	2,810

Accumulated depreciation and allowances which reduce the value of assets	(5,281)	(1,141)	(6,422)	(134)	(412)	(546)

Total net capitalized costs	4,163	256	4,419	152	2,112	2,264

	Argentine GAAP
	Consolidated Companies			Equity Method Investment
		Rest of
		Latin-
	Argentina	America	Total	Argentina	Venezuela	Total
	(in millions of constant pesos — note 2.c)
December 31, 2008

Proved properties:
Equipment, camps and other facilities	4,008	428	4,436	—	—	—
Mining properties and wells	5,710	2,314	8,024	—	—	—
Unproved properties	254	53	307	—	—	—

Total capitalized costs	9,972	2,795	12,767	—	—	—

Accumulated depreciation and allowances which reduce the value of assets	(5,456)	(1,544)	(7,000)	—	—	—

Total net capitalized costs	4,516	1,251	5,767	108	2,196	2,304

	US GAAP
	Consolidated Companies			Equity Method Investment
		Rest of
		Latin-
	Argentina	America	Total	Argentina	Venezuela	Total
	(in millions of constant pesos — note 2.c)
December 31, 2008

Proved properties:
Equipment, camps and other facilities	3,898	428	4,326	—	—	—
Mining properties and wells	4,723	2,282	7,005	—	—	—
Unproved properties	254	53	307	—	—	—

Total capitalized costs	8,875	2,763	11,638	—	—	—

Accumulated depreciation and allowances which reduce the value of assets	(4,386)	(1,525)	(5,911)	—	—	—

Total net capitalized costs	4,489	1,238	5,727	132	2,196	2,328

Costs incurred
The following table presents those costs capitalized as well as expensed that were incurred during each of the years ended as of December 31, 2009, 2008 and 2007. The acquisition of properties includes the cost of acquisition of proved or unproved oil and gas properties. Exploration costs include geological and geophysical costs, costs necessary for retaining undeveloped properties, and drilling costs and exploratory well equipment. Development costs include drilling costs and equipment for developmental wells, costs incurred in improved recovery, the construction of facilities for extraction, treatment and storage of hydrocarbons and all necessary costs to maintain facilities for the existing developed reserves.

	Argentina and US GAAP
	Consolidated companies			Equity Method Investment
		Rest of
		Latin-
	Argentina	America	Total	Argentina	Venezuela	Total
	(in millions of constant pesos — note 2.c)
At December, 2009

Acquisition of properties:
- Proved	2	—	2	—	—	—
- Unproved	—	—	—	—	—	—
Exploration costs	300	28	328	1	—	1
Development costs	608	90	698	42	240	282

Total costs incurred	910	118	1,028	43	240	283

At December, 2008
Acquisition of properties:
- Proved	735	—	735	—	—	—
- Unproved	3	—	3	—	—	—
Exploration costs	345	96	441	—	—	—
Development costs	859	334	1,193	—	—	—

Total costs incurred	1,942	430	2,372	41	208	249

At December, 2007
Acquisition of properties:
- Proved	—	—	—	—	—	—
- Unproved	—	—	—	—	—	—
Exploration costs	127	49	176	—	—	—
Development costs	820	614	1,434	—	—	—

Total costs incurred	947	663	1,610	17	205	222

Results of operations
The breakdown of results of the operations shown below summarizes revenues and expenses directly associated with oil and gas-producing activities for the years ended December 31, 2009, 2008 and 2007. These activities are a part of the Oil and Gas Exploration and Production segment. This breakdown does not include any allocation of financial costs or expenses from Corporate and therefore it is not necessarily an indicator of the contribution in operations for oil and gas producing activities to the net income of the Company. Income tax for the years presented was calculated utilizing the deferred income tax criteria.

	Argentina GAAP						US GAAP
	Consolidated companies			Equity Method Investment			Consolidated companies			Equity Method Investment
		Rest of						Rest of
		Latin-						Latin-
	Argentina	America	Total	Argentina	Venezuela	Total	Argentina	America	Total	Argentina	Venezuela	Total
	(in millions of constant pesos — note 2.c)
At December 31, 2009
Net sales:
- to third parties	34	544	578	59	716	775	34	544	578	59	716	775
- transfers to other operations	2,739	—	2,739	67	—	67	2,739	—	2,739	67	—	67

Total net sales	2,773	544	3,317	126	716	842	2,773	544	3,317	126	716	842
Production costs:
- Operating costs	(789)	(104)	(893)	(31)	(209)	(240)	(789)	(104)	(893)	(31)	(209)	(240)
- Royalties and other	(520)	(221)	(741)	(16)	(218)	(234)	(520)	(221)	(741)	(16)	(218)	(234)

Total production costs	(1,309)	(325)	(1,634)	(47)	(427)	(474)	(1,309)	(325)	(1,634)	(47)	(427)	(474)
Exploration costs	(330)	(6)	(336)	(1)	—	(1)	(330)	(6)	(336)	(1)	—	(1)
Depreciation, depletion, amortization and allowances which reduce the value of assets	(860)	(51)	(911)	(31)	(427)	(458)	(867)	(52)	(919)	(35)	(292)	(327)

Results of operations before income tax	274	162	436	47	(138)	(91)	267	161	428	43	(3)	40
Income tax	(96)	(86)	(182)	(19)	81	62	(94)	(93)	(187)	(19)	(24)	(43)

Total Results of oil and gas operations	178	76	254	28	(57)	(29)	173	68	241	24	(27)	(3)

	Argentina GAAP						US GAAP
	Consolidated companies			Equity Method Investment			Consolidated companies			Equity Method Investment
		Rest of						Rest of
		Latin-						Latin-
	Argentina	America	Total	Argentina	Venezuela	Total	Argentina	America	Total	Argentina	Venezuela	Total
	(in millions of constant pesos — note 2.c)
At December 31, 2008
Net sales:
- to third parties	11	2,222	2,233	—	—	—	11	2,222	2,233	—	—	—
- transfers to other operations	2,507	—	2,507	—	—	—	2,507	—	2,507	—	—	—

Total net sales	2,518	2,222	4,740	—	—	—	2,518	2,222	4,740	—	—	—
Production costs:
- Operating costs	(620)	(161)	(781)	—	—	—	(620)	(161)	(781)	—	—	—
- Royalties and other	(486)	(882)	(1,368)	—	—	—	(496)	(882)	(1,378)	—	—	—

Total production costs	(1,106)	(1,043)	(2,149)	—	—	—	(1,116)	(1,043)	(2,159)	—	—	—
Exploration costs	(179)	(59)	(238)	—	—	—	(179)	(59)	(238)	—	—	—
Depreciation, depletion, amortization and allowances which reduce the value of assets	(574)	(102)	(676)	—	—	—	(725)	(346)	(1,071)	—	—	—

Results of operations before income tax	659	1,018	1,677	—	—	—	498	774	1,272	—	—	—
Income tax	(230)	(423)	(653)	—	—	—	(225)	(419)	(644)	—	—	—

Total Results of oil and gas operations	429	595	1,024	25	128	153	273	355	628	23	33	56

	Argentina GAAP						US GAAP
	Consolidated companies			Equity Method Investment			Consolidated companies			Equity Method Investment
		Rest of						Rest of
		Latin-						Latin-
	Argentina	America	Total	Argentina	Venezuela	Total	Argentina	America	Total	Argentina	Venezuela	Total
	(in millions of constant pesos — note 2.c)
At December 31, 2007
Net sales:
- to third parties	260	2,121	2,381	—	—	—	260	2,121	2,381	—	—	—
- transfers to other operations	2,243	—	2,243	—	—	—	2,243	—	2,243	—	—	—

Total net sales	2,503	2,121	4,624	—	—	—	2,503	2,121	4,624	—	—	—
Production costs:
- Operating costs	(546)	(190)	(736)	—	—	—	(546)	(190)	(736)	—	—	—
- Royalties and other	(492)	(912)	(1,404)	—	—	—	(492)	(912)	(1,404)	—	—	—

Total production costs	(1,038)	(1,102)	(2,140)	—	—	—	(1,038)	(1,102)	(2,140)	—	—	—
Exploration costs	(121)	(51)	(172)	—	—	—	(121)	(51)	(172)	—	—	—
Depreciation, depletion, amortization and allowances which reduce the value of assets	(576)	(965)	(1,541)	—	—	—	(606)	(753)	(1,359)	—	—	—

Results of operations before income tax	768	3	771	—	—	—	738	215	953	—	—	—
Income tax	(269)	(249)	(518)	—	—	—	(256)	(255)	(511)	—	—	—

Total Results of oil and gas operations	499	(246)	253	30	29	59	482	(40)	442	25	29	54

Estimated oil and gas reserves
Proved reserves represent estimated quantities of oil (including crude oil, condensate and natural gas liquids) and natural gas, which available geological and engineering data demonstrates with reasonable certainty to be recoverable in the future from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods. The choice of method or combination of methods employed in the analysis of each reservoir was determined by the stage of development, quality and reliability of basic data, and production history.
The Company believes that its estimates of remaining proved recoverable oil and gas reserve volumes are reasonable and such estimates have been prepared in accordance with the SEC Modernization of Oil and Gas Reporting rules, which were issued by the SEC at the end of 2008.
The Company estimates its reserves at least once a year. The Company’s reserves estimation as of December 31, 2009, 2008 and 2007 was audited by DeGolyer and MacNaughton. The technical revision covered approximately 70%, 70% and 71% respectively, of the Company’s estimated reserves. DeGolyer and MacNaughton have concluded that the audited proved oil and natural gas reserve volumes are reasonable. We resolved all questions that arose during the course of the audit process to the auditor’s satisfaction.
Proved reserves are estimated by the Company’s reservoir engineers. Reserves engineering is a subjective process of estimation of hydrocarbon accumulation, which cannot be accurately measured, and the reserve estimation depends on the quality of available information and the interpretation and judgment of the engineers and geologists. Therefore, the reserves estimations, as well as future production profiles, are often different than the quantities of hydrocarbons which are finally recovered. The accuracy of such estimations depends, in general, on the assumptions on which they are based.
The following table sets forth the estimated proved reserves of oil (includes crude oil, condensate and natural gas liquids) and natural gas as of December 31, 2009, 2008 and 2007:

	CRUDE OIL, CONDENSATE AND NATURAL GAS LIQUIDS
	IN THOUSANDS OF BARRELS					NATURAL GAS IN MILLION OF CUBIC FEET
	CONSOLIDATED COMPANIES		EQUITY METHOD INVESTEES			CONSOLIDATED COMPANIES		EQUITY METHOD INVESTEES
		REST OF					REST OF
		LATIN-					LATIN-
Proved reserves (developed and undeveloped)	ARGENTINA	AMERICA	ARGENTINA	VENEZUELA	TOTAL	ARGENTINA	AMERICA	ARGENTINA	VENEZUELA	TOTAL
Reserves as of December 31, 2006*	117,077	127,533	5,332	73,994	323,936	937,759	193,322	11,426	77,318	1,219,825

Increase (Decrease) originated in:
Revisions of previous estimates	(8,524)	18,198	(242)	(8,818)	614	(4,104)	86,034	(1,244)	(6,130)	74,556
Improved recovery	—	8,864	—	—	8,864	—	2,027	—	—	2,027
Extensions and discoveries	2,716	299	397	—	3,412	167,962	—	364	—	168,326
Sale of proved reserves in place	(1,231)	(39,330)	—	(109)	(40,670)	—	(41,245)	—	(350)	(41,595)
Year’s production	(16,353)	(9,118)	(693)	(5,090)	(31,254)	(94,631)	(16,406)	(827)	(4,212)	(116,076)

Reserves as of December 31, 2007 (*)	93,685	106,446	4,794	59,977	264,902	1,006,986	223,732	9,719	66,626	1,307,063

Increase (Decrease) originated in:
Revisions of previous estimates	3,048	(15,704)	197	(6,335)	(18,794)	(78,921)	(15,906)	(514)	11,508	(83,833)
Extensions and discoveries	1,505	—	—	—	1,505	39,195	—	—	—	39,195
Purchase of proved reserves in place	12,296	—	—	—	12,296	123,125	—	—	—	123,125
Sale of proved reserves in place	—	(10,677)	—	—	(10,677)	—	—	—	—	—
Year’s production	(15,027)	(7,384)	(717)	(4,603)	(27,731)	(96,673)	(16,073)	(863)	(2,867)	(116,476)

Reserves as of December 31, 2008 (*)	95,507	72,681	4,274	49,039	221,501	993,712	191,753	8,342	75,267	1,269,074

Increase (Decrease) originated in:
Revisions of previous estimates	(1,656)	(4,159)	(31)	(2,884)	(8,730)	(6,224)	(124,014)	1,710	(13,967)	(142,495)
Improved recovery	—	—	—	(2,769)	(2,769)	—	—	—	4,416	4,416
Extensions and discoveries	1,935	—	554	—	2,489	1,059	—	860	—	1,919
Purchase of proved reserves in place	—	—	—	—	—	—	—	—	—	—
Sale of proved reserves in place	—	(59,332)	—	(174)	(59,506)	—	(65,988)	—	(492)	(66,480)
Year’s production	(14,695)	(2,406)	(777)	(3,388)	(21,266)	(110,232)	(733)	(890)	(2,101)	(113,956)

Reserves as of December 31, 2009 (*)	81,091	6,784	4,020	39,824	131,719	878,315	1,018	10,022	63,123	952,478

(*) Includes proved developed reserves:

As of December 31, 2006	77,826	66,033	4,019	36,702	184,580	488,585	136,771	9,095	43,113	677,564
As of December 31, 2007	68,326	46,098	3,601	33,432	151,457	499,270	144,566	7,870	43,976	695,682
As of December 31, 2008	72,054	36,223	3,579	27,497	139,353	531,807	115,145	7,579	47,034	701,565
As of December 31, 2009	60,434	4,668	3,189	22,228	90,519	442,226	1,017	8,070	32,462	483,775

Bolivian proved reserves were not classified as such in 2009 due to the new Bolivian Constitution, which restrict the disclosure of estimated reserves for properties under its authority. The initial balance of Bolivian proved reserves for 2009 is adjusted under the line item “Revisions of previous estimates”. The reserve volumes in Bolivia for year ended in 2008 and 2007 were calculated using the economic method, according to the terms of the new operating agreements signed in October 2006.
The estimated reserves were subjected to economic evaluation to determine their economic limits. Such estimated reserves in Argentina for years ended in 2009, 2008 and 2007; and in Peru for the years ended in 2008 and 2007 are stated prior to the payment of any royalties as they have the same attributes as taxes on production and, therefore, are treated as operating costs. In Ecuador, due to the type of contract in which the Government has the right to a percentage of production and takes it in kind, the reserves are stated after such percentage.
In Venezuela, as of December 31, 2009, 2008 and 2007, estimated reserves were calculated on the basis of the contractual structure in force, and are stated before royalties and are computed by multiplying our ownership in each mixed company by the proved reserve volumes of the relevant mixed company.

	2009		2008		2007
	Crude Oil,		Crude Oil,		Crude Oil,
	Condensate		Condensate		Condensate
	and Natural	Natural	and Natural	Natural	and Natural	Natural
	Gas Liquids	Gas	Gas Liquids	Gas	Gas Liquids	Gas
		In million		In million		In million
	In thousands	of cubic	In thousands	of cubic	In thousands	of cubic
	of barrels	feet	of barrels	feet	of barrels	feet
Net proved developed reserves:
Consolidated entities
Argentina	60,434	442,226	72,054	531,807	68,326	499,270
Rest of Latin-America	4,668	1,017	36,223	115,145	46,098	144,566

	65,102	443,243	108,277	646,952	114,424	643,836

Equity method investees
Argentina	3,189	8,070	3,579	7,579	3,601	7,870
Venezuela	22,228	32,462	27,497	47,034	33,432	43,976

	25,417	40,532	31,076	54,613	37,033	51,846

Total consolidated and equity method investees	90,519	483,775	139,353	701,565	151,457	695,682

Net proved undeveloped reserves:
Consolidated entities
Argentina	20,658	436,089	23,453	461,905	25,359	507,716
Rest of Latin-America	2,118	1	36,458	76,608	60,348	79,166

	22,776	436,090	59,911	538,513	85,707	586,882

Equity method investees
Argentina	831	1,952	695	763	1,193	1,849
Venezuela	17,596	30,661	21,542	28,233	26,545	22,650

	18,427	32,613	22,237	28,996	27,738	24,499

Total consolidated and equity method investees	41,203	468,703	82,148	567,509	113,445	611,381

Standardized measure of discounted future net cash flows
The following table discloses estimated future net cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas. As prescribed by SEC Modernization of Oil and Gas Reporting rules and ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities — Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities), such future net cash flows were estimated using for 2009 the average first-day-of-the-month price during the 12-month period for 2009 and using year-end prices for 2008 and 2007 and costs held constant for the life of the reserves and using a 10% annual discount factor. Future development and abandonment costs include estimated drilling costs, development and exploitation installations and abandonment costs. These future development costs were estimated based on evaluations made by the Company and the operators of the fields in which the Company has an interest. The future income tax was calculated by applying the tax rate in effect as of the date this supplementary information was filed.
This standardized measure is not intended to be and should not be interpreted as an estimate of the market value of the Company’s reserves. The purpose of this information is to give standardized data to help the users of the financial statements to compare different companies and make certain projections. It is important to point out that this information does not include, among other items, the effect of future changes in prices, costs and tax rates, which past experience indicates that are likely to occur, as well as the effect of future cash flows from reserves which have not yet been classified as proved reserves, of a discount factor more representative of the value of money over the lapse of time and of the risks inherent to the production of oil and gas. These future changes may have a significant impact on the future net cash flows disclosed below. For all these reasons, this information does not necessarily indicate the perception the Company has on the discounted future net cash flows derived from the reserves of hydrocarbons.

	Consolidated companies			Equity Method Investment
		Rest of
		Latin-
	Argentina	America	Total	Argentina	Venezuela	Total
	(in millions of pesos — note 2.c.)
At December 31, 2009
Future cash flows	20,403	2,133	22,536	751	7,364	8,115
Future production costs	(8,848)	(819)	(9,667)	(261)	(3,668)	(3,929)
Future development and abandonment costs	(3,365)	(312)	(3,677)	(104)	(461)	(565)
Future income tax	(2,299)	(300)	(2,599)	(106)	(1,195)	(1,301)

Undiscounted future net cash flows	5,891	702	6,593	280	2,040	2,320
10% annual discount	(1,804)	(304)	(2,108)	(74)	(844)	(918)

Standardized measure of discounted future net cash flows	4,087	398	4,485	206	1,196	1,402

At December 31, 2008
Future cash flows	21,210	9,495	30,705	—	—	—
Future production costs	(7,928)	(3,631)	(11,559)	—	—	—
Future development and abandonment costs	(3,482)	(1,774)	(5,256)	—	—	—
Future income tax	(2,699)	(1,191)	(3,890)	—	—	—

Undiscounted future net cash flows	7,101	2,899	10,000	—	—	—
10% annual discount	(2,381)	(1,524)	(3,905)	—	—	—

Standardized measure of discounted future net cash flows	4,720	1,375	6,095	198	827	1,025

At December 31, 2007
Future cash flows	18,655	21,327	39,982	—	—	—
Future production costs	(6,550)	(8,387)	(14,937)	—	—	—
Future development and abandonment costs	(2,199)	(2,024)	(4,223)	—	—	—
Future income tax	(2,875)	(3,541)	(6,416)	—	—	—

Undiscounted future net cash flows	7,031	7,375	14,406	—	—	—
10% annual discount	(2,344)	(3,643)	(5,987)	—	—	—

Standardized measure of discounted future net cash flows	4,687	3,732	8,419	217	2,492	2,709

Changes in the standardized measure of discounted future net cash flows
The following table discloses the changes in the standardized measure of discounted future net cash flows for the years ended December 31, 2009, 2008 and 2007:

	Consolidated companies			Equity Method Investment
		Rest of
		Latin-
	Argentina	America	Total	Argentina	Venezuela	Total
	(in millions of pesos — note 2.c.)
Standardized measure at December 31, 2008	4,720	1,375	6,095	198	827	1,025

Changes related to oil & gas activities:
Hydrocarbons sales net of production costs	(1,465)	(219)	(1,684)	(79)	(289)	(368)
Net change in sales prices, net of future production costs	(1,267)	266	(1,001)	(32)	850	818
Changes in future development costs	(132)	43	(89)	(37)	(266)	(303)
Extensions, discoveries and improved recovery, net of future production and associated costs	151	—	151	51	(118)	(67)
Development costs incurred	608	90	698	42	240	282
Revisions of quantity estimates	(274)	(204)	(478)	18	(213)	(195)
Sale of reserves in place	—	(1,770)	(1,770)	—	(1)	(1)
Net change in income taxes	428	406	834	7	(137)	(130)
Accretion of discount	734	214	948	31	153	184
Changes in production rates	190	43	233	3	(46)	(43)
Other changes	393	153	546	4	196	200

Standardized measure at December 31, 2009	4,086	397	4,483	206	1,196	1,402

	Consolidated companies			Equity Method Investment
		Rest of
		Latin-
	Argentina	America	Total	Argentina	Venezuela	Total
	(in millions of pesos — note 2.c.)
Standardized measure at December 31, 2007	4,687	3,732	8,419	217	2,492	2,709

Changes related to oil & gas activities:
Hydrocarbons sales net of production costs	(1,412)	(1,179)	(2,591)
Net change in sales prices, net of future production costs	(425)	(3,041)	(3,466)
Changes in future development costs	(1,416)	(421)	(1,837)
Extensions, discoveries and improved recovery, net of future production and associated costs	238	—	238
Development costs incurred	859	334	1,193
Revisions of quantity estimates	(79)	50	(29)
Purchase of reserves in place	984	—	984
Sale of reserves in place	—	(292)	(292)
Net change in income taxes	258	1,466	1,724
Accretion of discount	734	608	1,342
Changes in production rates	(145)	(183)	(328)
Other changes	437	301	738

Standardized measure at December 31, 2008	4,720	1,375	6,095	198	827	1,025

	Consolidated companies			Equity Method Investment
		Rest of
		Latin-
	Argentina	America	Total	Argentina	Venezuela	Total
	(in millions of pesos — note 2.c.)
Standardized measure at December 31, 2006	4,150	4,135	8,285	194	1,450	1,644

Changes related to oil & gas activities:
Hydrocarbons sales net of production costs	(1,465)	(1,019)	(2,484)
Net change in sales prices, net of future production costs	1,029	699	1,728
Changes in future development costs	(540)	(773)	(1,313)
Extensions, discoveries and improved recovery, net of future production and associated costs	700	12	712
Development costs incurred	820	614	1,434
Revisions of quantity estimates	(259)	2,454	2,195
Purchase of reserves in place	(12)	—	(12)
Sale of reserves in place	(51)	(2,779)	(2,830)
Net change in income taxes	(304)	251	(53)
Accretion of discount	597	632	1,229
Changes in production rates	5	(50)	(45)
Other changes	17	(444)	(427)

Standardized measure at December 31, 2007	4,687	3,732	8,419	217	2,492	2,709

24.	Subsequent events
a) Sale of San Lorenzo Refinery
On May 4, 2010, the Board of Directors of Petrobras Energía S.A. approved the terms and conditions of the agreement for the sale to Oil Combustibles S.A. of our San Lorenzo Refinery, including loading and unloading facilities and the gas stations network composed of 360 points of sale and related customer relationships.
The price offered for the foregoing assets was approximately US$36 million. The total amount of the transaction is estimated at US$110 million, including the sale of inventories for US$74 million. The estimated closing date for the sale is 90 days from May 4, 2010 and the transaction is subject to administrative authorizations required under the applicable Argentine law.
The above mentioned transaction resulted in a loss of 209 that was recognized in 2010 due to the fact that it was considered a nonrecognized subsequent event as of December 31, 2009 in accordance with ASC 855.
Governmental approval related to this transaction is still pending as of the date of these financial statements.

b) March 26, 2010 Shareholders’ meeting
The Petrobras Energía’s General Regular Shareholders’ Meeting held on March 26, 2010 adopted, among other things, the following resolution:
The establishment of an optional reserve known as “Reserve for Future Dividends” in an aggregate amount of 164 and delegated the Board of Directors the ability to determine the dividend distribution date and amount until the date of the Regular Shareholders’ Meeting to be held in connection with fiscal year ending December 31, 2010, taking into account financial conditions and availability of funds, the course of operations and investment programs among other factors deemed relevant to the development of the Company’s business.
c) Tibú Colombia
As of December 31, 2009, Petrobras Energía was involved in the development of the Tibú Field in the Catatumbo basin, Colombia through its 30% interest in the Tibú Consortium. This consortium signed an agreement with the Colombian state-owned company, Ecopetrol, for the development of the Tibú field.
In April 2010, the Tibú Consortium officially communicated to Ecopetrol its decision to discontinue its operations in the Tibú field. With this decision, Petrobras Energía relinquished its sole asset in Colombia.
25.	Other consolidated information
The following tables present additional consolidated financial statements disclosures required under Argentine GAAP.
a)	Property, plant and equipment.
b)	Equity in affiliates.
c)	Cost of sales.
d)	Foreign currency assets and liabilities.
e)	Detail of expenses.
f)	Information about ownership in subsidiaries and affiliates.
g)	Oil and gas areas and participation in joint-ventures.
h)	Combined joint-ventures and consortium assets and liabilities and statements of income.

a)	Property, plant and equipment as of December 31, 2009, 2008 and 2007 (Stated in millions of Argentine Pesos)

	2009
	Oil and Gas
	Exploration			Gas	Corporate
	and	Refining		and	and
	Production	and Distribution	Petrochemicals	Energy	Eliminations	Total
Net book value at the beginning of the year	5,767	1,368	1,124	4,175	122	12,556
Currency translation	127	—	62	—	—	189
Net increase	569	81	62	386	8	1,106
Assets held for sale — Fertilizers (Note 8)	—	—	(222)	—	—	(222)
Sale of PVIE (Note 8)	(1,102)	—	—	—	—	(1,102)
Depreciation (Note 25.e)	(911)	(84)	(132)	(253)	(19)	(1,399)

Net book value at the end of the year	4,450	1,365	894	4,308	111	11,128

	2008
	Oil and Gas
	Exploration			Gas	Corporate
	and	Refining		and	and
	Production	and Distribution	Petrochemicals	Energy	Eliminations	Total
Net book value at the beginning of the year	4,258	1,317	1,009	3,897	128	10,609
Currency translation	88	—	48	—	—	136
Net increase	2,098	140	175	519	18	2,950
Reversal of the allowance of assets in Argentina (Note 15.e)	121	—	—	—	—	121
Depreciation (Note 25.e)	(798)	(89)	(108)	(241)	(24)	(1,260)

Net book value at the end of the year	5,767	1,368	1,124	4,175	122	12,556

	2007
	Oil and Gas
	Exploration			Gas	Corporate
	and	Refining		and	and
	Production	and Distribution	Petrochemicals	Energy	Eliminations	Total
Net book value at the beginning of the year	4,907	1,123	821	3,850	137	10,838
Currency translation	45	—	9	—	—	54
Net increase	1,356	250	279	300	17	2,202
Sale of PVIE (Note 8)	(509)	—	—	—	—	(509)
Impairment of assets in Ecuador (Notes 5 and 15.e)	(759)	—	—	—	—	(759)
Depreciation (Note 25.e)	(782)	(56)	(100)	(253)	(26)	(1,217)

Net book value at the end of the year	4,258	1,317	1,009	3,897	128	10,609

b)	Equity in affiliates as of December 31, 2009 and 2008 (Stated in millions of Argentine Pesos)

	2009					2008
	Description of securities
	Face				Book	Book
Name and issuer	Value		Amount	Cost	value	value

Acciones-

Oleoducto de Crudos Pesados Ltd.	US$	0,01	31,500	98	106	96
Oleoductos del Valle S.A.		$10	2,542,716	61	61	63
Petrolera Entre Lomas S.A.		$1	96,050	2	94	81
Refinería del Norte S.A.		$10	2,610,809	63	160	140
Petrowayú S.A.	BS	1.000	382,202	957	1,147	1,069
Petroritupano S.A.	BS	1.000	483,263	1,109	1,499	1,252
Petroven-Bras S.A.	BS	1.000	97,163	129	205	145
Petrokariña S.A.	BS	1.000	153,869	456	601	552
Cost related with CIESA’s debt reestructuring		—	—	—	110	110
TGS S.A. goodwill in CIESA		—	—	—	21	23
Other		—	—	63	153	151

				2,938	4,157	3,682

US$	United States Dollars

BS	Bolívares

$	Argentine Pesos

c)	Cost of sales for the years ended December 31, 2009, 2008 and 2007 (Stated in millions of Argentine Pesos)

	2009
	Oil and Gas
	Exploration			Gas	Corporate
	and	Refining		and	and
	Production	and Distribution	Petrochemicals	Energy	Eliminations	Total
Inventories at the beginning of the year	152	882	621	156	(180)	1,631
Currency translation	4	—	11	—	—	15
Costs (Note 25.e)	2,214	260	357	765	—	3,596
Holding (losses) gains	2	3	(78)	(7)	—	(80)
Purchases, consumptions and other	48	4,598	1,801	1,496	(3,154)	4,789
Inventories at the end of the year	(132)	(624)	(360)	(93)	116	(1,093)

Cost of sales	2,288	5,119	2,352	2,317	(3,218)	8,858

	2008
	Oil and Gas
	Exploration			Gas	Corporate
	and	Refining		and	and
	Production	and Distribution	Petrochemicals	Energy	Eliminations	Total
Inventories at the beginning of the year	98	683	422	61	(168)	1,096
Currency translation	5	—	14	—	—	19
Costs (Note 25.e)	2,433	237	314	665	—	3,649
Holding (losses) gains	—	(49)	(86)	6	18	(111)
Purchases, consumptions and other	94	6,660	2,719	1,532	(3,027)	7,978
Inventories at the end of the year	(152)	(882)	(621)	(156)	180	(1,631)

Cost of sales	2,478	6,649	2,762	2,108	(2,997)	11,000

	2007
	Oil and Gas
	Exploration			Gas	Corporate
	and	Refining		and	and
	Production	and Distribution	Petrochemicals	Energy	Eliminations	Total
Inventories at the beginning of the year	159	524	318	47	(124)	924
Currency translation	2	—	2	—	—	4
Costs (Note 25.e)	2,338	181	269	554	—	3,342
Holding (losses) gains	8	29	84	(2)	(33)	86
Purchases, consumptions and other	73	5,693	2,425	1,387	(2,727)	6,851
Inventories at the end of the year	(98)	(683)	(422)	(61)	168	(1,096)

Cost of sales	2,482	5,744	2,676	1,925	(2,716)	10,111

d)	Foreign currency assets and liabilities as of December 31, 2009 and 2008 (Stated in millions of Argentine Pesos)

				Book value
	Foreign currency and		Exchange	in local
	amount		rate	currency
CURRENT ASSETS
Cash	US$	71.8	3.80	273
	Rs	1.8	2.18	4
	EU	0.6	5.45	3

				280

Investments	US$	232.6	3.80	884
	Rs	37.2	2.18	81

				965

Trade receivables	US$	121.1	3.80	460
	Rs	76.1	2.18	166
	Bol	77.8	0.54	42
	EU	0.6	5.45	3

				671

Other receivables	US$	514.2	3.80	1,954
	Rs	19.3	2.18	42
	Bol	9.3	0.54	5
	EU	0.6	5.45	3

				2,004

		TOTAL 2009		3,920

		TOTAL 2008		2,229

NON-CURRENT ASSETS
Trade receivables	US$	2.1	3.80	8
	Bol	3.7	0.54	2

				10

Other receivables	US$	94.2	3.80	358
	Rs	22.0	2.18	48

				406

Inventories	US$	1.3	3.80	5
	EU	0.7	5.45	4

				9

Investments	US$	39.5	3.80	150

		TOTAL 2009		575

		TOTAL 2008		255

TOTAL ASSETS		2009		4,495

		2008		2,484

CURRENT LIABILITIES
Accounts payable	US$	140.5	3.80	534
	Rs	33.0	2.18	72
	Bs	1.7	1.76	3
	EU	2.6	5.45	14

				623

Short-term debt	US$	625.3	3.80	2,376

Payroll and social security taxes	US$	0.3	3.80	1
	Rs	9.2	2.18	20

				21

Taxes payable	US$	15.0	3.80	57
	Rs	10.1	2.18	22
	Bol	25.9	0.54	14

				93

Other liabilities	US$	44.2	3.80	168
	Rs	12.8	2.18	28

				196

		TOTAL 2009		3,309

		TOTAL 2008		3,479

NON-CURRENT LIABILITIES
Accounts payable	US$	10.8	3.80	41
	Rs	1.4	2.18	3

				44

Long-term debt	US$	1,177.9	3.80	4,476

Taxes payable	Rs	29.4	2.18	64

Other liabilities	US$	101.3	3.80	385
	Bol	40.7	0.54	22

				407

		TOTAL 2009		4,991

		TOTAL 2008		5,634

TOTAL LIABILITIES		2009		8,300

		2008		9,113

US$	Millions of United States Dollars

Bs	Millions of Bolívares

Rs	Millions of Reales

Bol	Millions of Bolivian pesos

EU	Millions of Euros

e)	Detail of expenses for the years ended December 31, 2009, 2008 and 2007 (Stated in millions of Argentine Pesos)

	2007	2008	2009
					Administrative
					and selling	Exploration
Accounts	Total	Total	Total	Costs	expenses	expenses

Salaries and wages	719	892	1,002	439	563	—
Other benefits to personnel	182	164	142	45	97	—
Taxes, charges and contributions	259	328	312	27	285	—
Fees and professional advisory	113	148	125	28	97	—
Depreciation of property, plant and equipment (Note 25.a)	1,217	1,260	1,399	1,304	95	—
Oil and gas royalties	920	902	491	491	—	—
Spare parts and repairs	161	276	319	284	35	—
Geological and geophysical expenses	103	188	62	—	—	62
Abandoned and non-productive well write-downs (Note 5)	45	42	270	—	—	270
Transportation and freights	393	446	427	140	287	—
Construction contracts and other services	604	793	886	670	216	—
Fuel, gas, energy and other	93	77	69	56	13	—
Other operating costs and consumptions	269	237	252	154	94	4
Expense reimbursements	(99)	(108)	(156)	(42)	(114)	—

Total 2009			5,600	3,596	1,668	336

Total 2008		5,645		3,649	1,758	238

Total 2007	4,979			3,342	1,465	172

f) Information about ownership in subsidiaries and affiliates as of December 31, 2009

	% OF OWNERSHIP AND VOTES
	DIRECT	INDIRECT	BUSINESS SEGMENT

Subsidiaries

Corod Producción S.A. (Venezuela)	100.00	—	Oil and Gas Exploration and Production
EcuadorTLC S.A. (Ecuador)	100.00	—	Oil and Gas Exploration and Production
Enecor S.A.	69.99	—	Gas and Energy
EG3 Red S.A.	95.00	5.00	Refining and Distribution
Innova S.A. (Brasil)	0.01	99.99	Petrochemicals
Petrobras Energía de México S.A. de C.V. (México)	—	100.00	Oil and Gas Exploration and Production
Petrobras Finance Bermuda (Islas Bermudas)	—	100.00	Corporate
Petrobras Holding Austria GMBH (Austria)	—	100.00	Corporate
Petrobras Energía Internacional S.A.	95.00	5.00	Corporate
Petrobras Energía Operaciones Ecuador S.A. (Ecuador)	—	100.00	Oil and Gas Exploration and Production
Petrobras Electricidad de Argentina S.A.	93.60	6.40	Gas and Energy
Petrobras Hispano Argentina S.A. (España)	100.00	—	Corporate
Petrobras Bolivia Internacional S.A. (Bolivia)	100.00	—	Corporate
Petrobras Energía Ecuador (Gran Cayman)	—	100.00	Oil and Gas Exploration and Production
Petrolera San Carlos S.A. (Venezuela)	—	100.00	Oil and Gas Exploration and Production
Transporte y Servicios de Gas en Uruguay S.A. (Uruguay)	51.00	13.55	Gas and Energy
World Energy Business S.A.	—	100.00	Gas and Energy
Electricidade Com S.A. (Brasil)	—	100.00	Gas and Energy
Petrobras Energía Colombia (Gran Cayman)	—	100.00	Oil and Gas Exploration and Production
Atalaya Energy S.R.L.	95.00	5.00	Oil and Gas Exploration and Production
Canadian Hunter Argentina S.R.L.	95.00	5.00	Oil and Gas Exploration and Production

Affiliates under joint control

Cía. de Inversiones de Energía S.A.	25.00	25.00	Gas and Energy
Distrilec Inversora S.A.	—	48.50	Gas and Energy
Edesur S.A.	—	27.33	Gas and Energy
Transportadora de Gas del Sur S.A.	—	27.65	Gas and Energy

Main affiliates in which significance influence is exercised

Coroil S.A. (Venezuela)	20.00	—	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados Ltd. (Gran Cayman)	—	11.42	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados S.A. (Ecuador)	—	11.42	Oil and Gas Exploration and Production
Inversora Mata S.A. (Venezuela)	49.00	—	Oil and Gas Exploration and Production
Oleoductos del Valle S.A.	23.10	—	Oil and Gas Exploration and Production
Propyme S.G.R	50.00	—	Corporate
Petrolera Entre Lomas S.A.	19.21	—	Oil and Gas Exploration and Production
Refinería del Norte S.A.	28.50	—	Refining and Distribution
Urugua-í S.A.	29.33	—	Gas and Energy
Petroven-Bras S.A.	29.20	2.16	Oil and Gas Exploration and Production
Petrokariña S.A.	29.20	5.29	Oil and Gas Exploration and Production
Petrowayú S.A.	36.00	—	Oil and Gas Exploration and Production
Petroritupano S.A.	22.00	—	Oil and Gas Exploration and Production

Other interest in affiliates

Ternoeléctrica José de San Martín S.A.	10.00	—	Gas and Energy
Ternoeléctrica Manuel Belgrano S.A.	10.00	—	Gas and Energy

g) Oil and gas areas and participation in joint-ventures as of December 31, 2009

		WORKING		DURATION
NAME	LOCATION	INTEREST	OPERADOR	THROUGH

Production

Argentina
25 de Mayo — Medanito S.E.	La Pampa and Río Negro	100.00%	Petrobras Energía	2016
Jagüel de los Machos	La Pampa and Río Negro	100.00%	Petrobras Energía	2015
Puesto Hernández	Mendoza y Neuquén	38.45%	Petrobras Energía	2016
Bajada del Palo	Neuquén	17.90%	Petrolera Entre Lomas	2015
Santa Cruz II	Santa Cruz	100.00%	Petrobras Energía	2017 / 2028
Río Neuquén	Neuquén and Río Negro	100.00%	Petrobras Energía	2017 / 2027
Entre Lomas	Neuquén and Río Negro	17.90%	Petrolera Entre Lomas	2016
Aguada de la Arena	Neuquén	80.00%	Petrobras Energía	2036
Veta Escondida y Rincón de Aranda	Neuquén	55.00%	Petrobras Energía	2027
Santa Cruz I	Santa Cruz	71.00%	Petrobras Energía	2017 / 2035
Sierra Chata (3)	Neuquén	45.55%	Petrobras Energía	2023
El Mangrullo	Neuquén	100.00%	Petrobras Energía	2025
Atuel Norte	Mendoza	33.33%	Tecpetrol	2015
La Tapera — Puesto Quiroga (3)	Chubut	35.67%	Tecpetrol	2017
El Tordillo (3)	Chubut	35.67%	Tecpetrol	2016
Aguaragüe	Salta	15.00%	Tecpetrol	2017 / 2023
Estancia Agua Fresca	Santa Cruz	50.00%	Petrobras Energía	2033
Gobernador Ayala	Mendoza	22.51%	Petro Andina Resources Ltd	(1)
Agua Amarga	Río Negro	17.90%	Petrolera Entre Lomas	2013

Foreign
Colpa — Caranda	Bolivia	100.00%	Petrobras Energía	2029
Oritupano — Leona	Venezuela	22.00%	PDVSA	2025
Acema	Venezuela	31.36%	PDVSA	2025
La Concepción	Venezuela	36.00%	PDVSA	2025
Mata	Venezuela	34.49%	PDVSA	2025
Bloque 18 (3)	Ecuador	30.00%	Ecuadortlc	2022
Tibu (4)	Colombia	30.00%	Ecopetrol	2010

Exploration

Argentina
Glencross	Santa Cruz	87.00%	Petrobras Energía	2033
Puesto Oliverio	Santa Cruz	50.00%	Petrobras Energía	(1)
Cerrito Oeste	Santa Cruz	50.00%	Petrobras Energía	(1)
El Campamento	Santa Cruz	50.00%	Petrobras Energía	(1)
Cerro Hamaca Norte	Mendoza	39.64%	Petro Andina Resources Ltd	(1)
Parva Negra (3)	Neuquén	100.00%	Petrobras Energía	(1)
Cerro Manrique	Río Negro	50.00%	Petrobras Energía	(2)
Estancia Chiripá	Santa Cruz	87.00%	Petrobras Energía	2032
Enarsa 1 (E1)	Plataforma Continental Argentina	25.00%	YPF	2020
Enarsa 3 (E3)	Plataforma Continental Argentina	35.00%	Petrobras Energía	2020
Chirete	Salta	100.00%	Petrobras Energía	2012
Hickmann	Salta	50.00%	Tecpetrol	2015
Río Colorado	Salta	30.00%	Tecpetrol	2013
Río Atuel (3)	Mendoza	33.33%	Tecpetrol	2015
Bloque CAA 40 (3)	Plataforma Continental Argentina	33.00%	YPF	2010
Bloque CAA 46 (3)	Plataforma Continental Argentina	33.00%	YPF	2010
CGSJ Marina I (3)	Plataforma Continental Argentina	33.00%	YPF	—
Borde del Limay (3) (5)	Neuquén	85.00%	Petrobras Energía	2013
Los Vértices (3) (5)	Neuquén	85.00%	Petrobras Energía	2013

(1)	The granting of the concession is in progress and the term will be 25 years from such granting.

(2)	The granting of the exploration concession has not been yet obtained.

(3)	See Note 5 — Changes in Oil and gas areas and participation in joint ventures.

(4)	This asset was relinquished in April 2010.

(5)	These concessions were obtained during 2009.

h)
Combined joint-ventures and consortium assets and liabilities as of December 31, 2009 and 2008 and statements of income for the years then ended December 31, 2009, 2008 and 2007
(Stated in millions of Argentine Pesos)

Assets and liabilities

	2009	2008

Current assets	146	226
Non-current assets	1,682	1,864

Total assets	1,828	2,090

Current liabilities	271	455
Non-current liabilities	184	143

Total liabilities	455	598

Statements of income

	2009	2008	2007

Net sales	1,701	2,400	1,719
Cost of sales	(1,224)	(1,094)	(895)

Gross profit	477	1,306	824

Administrative and selling expenses	(65)	(92)	(67)
Exploration expenses	(281)	(127)	(49)
Other operating expenses	(161)	(194)	(226)
Financial expenses and holding losses	(17)	(16)	(22)
Other expenses, net	(3)	(8)	(569)
Income tax	(23)	(272)	(130)

Net (loss) income	(73)	597	(239)

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Statements of Comprehensive Income
(In thousand of Dollars)

		Years ended December 31,
	Note	2009	2008
		Unaudited

Sales of crude oil	19	484,139	1,054,108

Costs and Expenses:
Operating expenses		50,792	70,200
Depreciation and amortization	9	50,456	59,476
Selling, administrative and general expenses		23,192	35,935
Production, extraction and other taxes	8-b	190,109	355,840
Social development contributions	19, 20-c	679	129,969
Financial income	11	(153)	(4,152)
Financial expenses	8-c	8,674	1,990
Other expenses, net	14	27,376	3,556

		351,125	652,814

Income before tax		133,014	401,294

Income tax	8-a	(43,858)	60,131

Net income		176,872	341,163

Other comprehensive income -
There are not other comprehensive income for the years 2009 and 2008		—	—

Total comprehensive income		176,872	341,163

Notes 1 to 22 are integral part of the financial statements.

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Statements of Financial Position
(In thousand of Dollars)

		December 31,
	Note	2009	2008
		Unaudited

Assets

Property, plant and equipment, net	9	605,985	483,990
Deferred income tax	8-a	280,042	184,902
Recoverable value added tax	8-c	57,259	44,532

Total non current assets		943,286	713,424

Materials and supplies inventories		12,204	7,201
Related companies accounts receivables	19	600,416	627,820
Prepaid expenses and other assets	10	38,122	4,585
Other investments	11	—	1,425
Cash	12	2,478	37,497

Total current assets		653,220	678,528

Total assets		1,596,506	1,391,952

Stockholders’ Equity

Capital stock	13-a	10,217	10,217
Premium in issue of shares	13-b	471,901	471,901
Retained earnings:
Legal reserve	13-c	1,022	1,022
Other reserves	13-c	280,042	184,902
Accumulated earnings		371,065	289,333

		652,129	475,257

Total stockholders’ equity		1,134,247	957,375

Liabilities

Related company accounts payable	19	12,211	5,062
Provisions, net of current portion	14	86,447	19,483

Total non-current liabilities		98,658	24,545

Accounts payable	16	114,559	254,231
Current portion of provisions	14	27,319	—
Accruals and other liabilities	15	221,723	152,865
Income tax payable	8-a	—	2,936

Total current liabilities		363,601	410,032

Total liabilities		462,259	434,577

Total stockholders’ equity and liabilities		1,596,506	1,391,952

Notes 1 to 22 are integral part of the financial statements.

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Statements of Changes in Equity
Years ended December 31, 2009 and 2008
(In thousand of Dollars)

		Unaudited
		Capital	Premium
		stock	in issue	Retained earnings				Total
		subscribed	of share	Legal	Other	Accumulated		stockholders’
	Note	and paid	stock	reserve	reserves	earnings	Total	equity

Balances as of December 31, 2007		10,217	471,901	1,022	—	297,257	298,279	780,397
Total comprehensive income		—	—	—	—	341,163	341,163	341,163
Paid dividends	13-d	—	—	—	—	(164,185)	(164,185)	(164,185)
Transfer to reserves	13-c	—	—	—	184,902	(184,902)	—	—

Balances as of December 31, 2008		10,217	471,901	1,022	184,902	289,333	475,257	957,375
Total comprehensive income		—	—	—	—	176,872	176,872	176,872
Transfer to reserves	13-c	—	—	—	95,140	(95,140)	—	—

Balances as of December 31, 2009		10,217	471,901	1,022	280,042	371,065	652,129	1,134,247

Notes 1 to 22 are integral part of the financial statements.

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Statements of Cash Flows
(In thousand of Dollars)

		Years ended December 31,
	Note	2009	2008
		Unaudited

Cash flows from operating activities:
Net income		176,872	341,163
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	9	50,456	59,476
Costs of assets retirement obligation	9 y 14	1,514	1,990
Deferred income tax benefit	8-a	(95,140)	(82,482)
Changes in operating assets -
Related companies accounts receivables	19	27,404	(541,169)
Prepaid expenses and other assets	10	(33,537)	(6,470)
Materials and supplies inventories		(5,003)	(6,791)
Recoverable value added tax	8-c	(12,727)	(16,614)
Other investments	11	1,425	(1,425)
Changes in operating liabilities -
Related company accounts payable	19	7,149	2,129
Provisions	14	27,534	2,702
Accounts payable	16	(139,672)	344,244
Income tax payable	8-a	(2,936)	(988)
Accruals and other liabilities	15	68,858	41,540

Total adjustments		(104,675)	(203,858)

Net cash provided by operating activities		72,197	137,305

Net cash used in investments activities — purchases of property, plant and equipment, net	9	(107,216)	(103,519)

Net cash used in financial activities — dividends paid to shareholders	13-d	—	(65,675)

Net decrease in cash		(35,019)	(31,889)

Cash at beggining of year		37,497	69,386

Cash at year end		2,478	37,497

Supplementary disclosure:
Significant cash disbursements during the year -
Income tax	8-a	83,614	143,601
Production tax	8-b	146,501	317,736

Significant transactions not requiring cash -
Related companies balances offset	19	362,944	792,534

Notes 1 to 22 are integral part of the financial statements.

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2009 and 2008
(1)	Reporting Entity
Petroritupano, S.A. (the Company) is an entity incorporated and domiciled in the Bolivarian Republic of Venezuela (the Republic) and its offices and operations are located in an area named Oritupano — Leona, located on the San Tomé — Oritupano road, in Anzoátegui and Monagas states.
The stockholders of Petroritupano, S.A. are: Corporación Venezolana del Petróleo, S.A. (CVP), a subsidiary of Petróleos de Venezuela, S.A. (PDVSA), Petrobras Energía, S.A. and Venezuela US S.R.L, which have capital stock interests of 60%, 22% and 18% respectively.
During the year 2005, the Ministry of People’s Power for Energy and Petroleum (MENPET) instructed the Boards of Directors of Petróleos de Venezuela, S.A. (PDVSA), and its subsidiary Corporación Venezolana del Petróleo, S.A. (CVP), for the conversion of the operating agreements of PDVSA Petróleo, S.A. (PDVSA Petróleo), a subsidiary of PDVSA, to mixed companies. On August 5, 2005, the following participants of the operating agreements of the Oritupano — Leona area: Petrobras Energía, S.A.; APC Venezuela, S.R.L.; Venezuela US S.R.L. and Corod Producción, S.A. signed a transitory agreement with PDVSA Petróleo and CVP for the conversion of a mixed company which purpose is to carry out primary exploration activities in search for hydrocarbon wells, their initial extraction from natural wells, collection, transportation and storage, pursuant to Article 9 of the Organic Hydrocarbons Law.
The National Government filed on March 16, 2006 with the National Assembly through MENPET the model project contract for the incorporation of mixed companies between CVP and private investing companies taking part in operating agreements entered into with PDVSA Petróleo. In May 2006, the National Assembly agreed the incorporation, creation and operations of the Company in order to develop the abovementioned primary activities for a twenty-year period.
On March 31, 2006, Petrobras Energía, S.A.; APC Venezuela, S.R.L.; Venezuela US S.R.L. and Corod Producción, S. A. signed jointly with PDVSA Petróleo and CVP a memorandum of understanding whereby, subject to all necessary approvals including the approval of the National Assembly of the Bolivarian Republic of Venezuela and the corporate approvals of the participating companies, CVP and the participating companies will have 60% and 40%, respectively, of participation on the Company’s capital stock. The mixed company will be in charge of conducting the primary activities provided in the model project contract for the incorporation of mixed companies, and their by-laws and incorporation document will be adjusted as per such model. In addition, pending to the approvals established in the memorandum of understanding, the parties agreed having reached an agreement regarding the basis of economic calculations for the commencement of operations of the mixed company, including the signing of the purchase/sale contract of hydrocarbons with PDVSA Petróleo, on April 1st, 2006.
The contract model for the creation of mixed companies establishes the automatic extinguishment of operating agreements since March 31, 2006, whereby the operating companies are not entitled to receive any compensation as a result of these agreements, except for any payments pending related to the first quarter of 2006 or to file any claim as a result of such extinguishment. In addition, it rules the transfer of ownership of assets operated at such date under these agreements, and that these be made immediately available to the mixed companies, for the development of their activities.
The main activities of Petroritupano, S.A. are governed by the Organic Hydrocarbons Law, in effect since January 2002, and its partial amendment in May 2006, as well as the Organic Gas Hydrocarbons Law effective since September 1999 and its Regulation from June 2000, on the grounds of that provided in the Terms and Conditions for the Incorporation of Mixed Companies and in the Company’s bylaws, and in the provisions that the National Government, through the MENPET has issued, and any applicable ordinary laws.
In accordance with the “Terms and Conditions for the Incorporation of Mixed Companies”, approved by the National Assembly, such companies would operate under a transition period regime, from April 1st, 2006 and the date on which they were formally incorporated. Upon incorporation, contractual terms shall apply retrospectively from April 1st, 2006.

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2009 and 2008
(2)	Basis of Preparation
(a)	Statement of Compliance
The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), adopted by the International Accounting Standards Board (IASB) and its interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB.
The financial statements at December 31, 2009 have been authorized for issue by the General Manager and the Finance Manager on April 7, 2010. They will be soon submitted to the Board of Directors and the Stockholders’ Meeting for final approval, and are expected to be approved with no modifications. The financial statements of the year ended December 31, 2008, were approved on June 11, 2009 by the Stockholders’ Meeting.
(b)	Basis of Measurement
The financial statements have been prepared on the historical cost basis, except for certain assets and liabilities that have been adjusted to be presented at fair value. Assets measured and presented at its fair value are mainly the recoverable value added tax.
The methods used to measure fair value are discussed comprehensively in note 6.
(c)	Functional and Presentation Currency
The financial statements are stated in U.S. dollars ($) and bolivars (Bs). The functional currency is the U.S. dollar because the price of the crude oil that Petroritupano, S.A. sells and delivers to PDVSA Petróleo under the purchase-sale contract is determined in dollars. Additionally, a significant portion of costs, expenses and investments are denominated in dollars.
The financial statements in bolivars are presented for statutory purposes and at the request of its Parent Company. The conversion of the financial statements of the Company into bolivars, a presentation currency different from its functional currency, was performed in accordance with International Accounting Standard 21 The Effects of Changes in Foreing Exchange Rates (IAS 21). This standard requires determination by each entity of its functional currency based on an analysis of its main economic environment, which is where it generates and uses most of its cash.
The financial statements were translated into bolívares by using the following procedures:
•	Assets and liabilities included in the statements of financial position presented were translated at the closing exchange rate on the date of issue of the relevant statement;

•	Income and expenses in each of the items of the statements of income, were translated at the exchange rates prevailing at each transaction date; and

•
All exchange differences that occurred as a result of the above are recognized as a separate component of equity, designated as translation differences. Owing to the fact that during the years ended December 31, 2009 and 2008 there were no changes in the official exchange rate, no translation differences occurred.

All financial information presented in dollars and bolivars has been rounded to the nearest thousands.
(d)	Use of Estimates and Judgments
The preparation of financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The Company uses its best estimates and judgements; however, actual results may differ from these estimates.

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2009 and 2008
Estimates and related assumptions are based on the experience and some other factors that are deemed reasonable in the current circumstances, which result is the basis to form judgments on the carrying value of assets and liabilities that are not easily determinable by other sources. Estimates and assumptions are reviewed periodically, and the reviews of these accounting estimates are recognized in the same period and the future periods affected.
The significant areas of estimation, uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements follow:
•	Note 9 — Valuation of property, plant and equipment.

•	Note 17 — Valuation of financial instruments.
The information on the estimation of uncertainties that have a significant risk of causing material adjustments in the coming periods is included in the following notes:
•	Nota 8-a — Deferred income tax.

•	Note 14 — Asset Retirement Obligations and abandonment of wells.

•	Note 14 — Provisions for tax liabilities.
(3)	Significant Accounting Policies
Accounting policies have been applied consistently for all periods presented in these financial statements.
(a)	Currencies Other than the Dollar
Transactions in foreign currencies other than the dollar
Transactions in foreign currencies other than the dollar are translated to the dollar, the functional currency of the Company at the exchange rate in effect at the transaction date. Monetary assets and liabilities in foreign currencies other than the dollar at the statements of financial position date are translated into the dollars, using the applicable exchange rate on that date. The foreign currency gain or loss on monetary items is the difference between the net cost in the functional currency at the beginning of the year, adjusted by payments during the year, and the net cost in foreign currency is translated using the exchange rate at year-end. Non-monetary assets and liabilities in currencies other than the dollar stated at fair value are retranslated into the functional currency using the exchange rate as of the date of fair value determination.
Translation to the Presentation Currency
The translation of the financial statements of Petroritupano, S.A. from dollars into bolívares, a presentation currency that is not the functional currency, was conducted in accordance with IAS 21 as follows: assets and liabilities at the exchange rates prevailing at the date of issue of the statements of financial position, and income and expenses at average exchange rates prevailing during each year. All exchange differences generated as a result of the above are recognized in the comprehensive statements of income for the period, under other comprehensive income.
(b)	Revenue Recognition
Revenue from sales of crude oil and gas are mensured at the fair value of the consideration received or to be received, net fo commercial discounts and is recorded recognized in the statements of comprehensive income when all significant ownership risks and rights have been transferred to PDVSA Petróleo and the MENPET, according to the Oil Purchase-Sale contract signed between the Company and PDVSA Petróleo, when they can be reasonably measured and it is probable that future economic benefits will flow to the Company. This income is calculated at the transaction date, based on contract specifications which consider a number of international market references, and other factors, as agreed between the parties, involved in the determination of the oil price.

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2009 and 2008
In the case of income from activities other than the Company’s core business, these are recognized when income has been realized. No income is recognized if there is significant uncertainty regarding the recovery of the amounts under the obligation assumed by the buyer.
(c)	Financial Incomes and Expenses
Financial incomes included in the statements of comprehensive income is composed mainly by interests earned on invested funds and higher value obtained from the sale of investments.
Financial expenses, included in the statements of comprehensive income, are comprised of interest on financial obligations, increase of asset retirement obligations (see note 3-h) and financial expenses related to: impairment losses and changes (losses) in the fair value of financial assets.
(d)	Income Tax
Income tax expense (benefit) comprises current and deferred tax. Income tax expense is recorded in the results of each year.
Current tax is the estimated amount that must be paid based on the taxable income for the year, using the methodology established by current laws, tax rates as of the balance sheet date and any adjustment to taxes payable from previous years.
Deferred income tax is recorded using the balance method. Deferred tax assets and liabilities are recorded for temporary differences between the amounts of assets and liabilities reported in the statement of financial position and their respective fiscal bases, and tax loss and tax credits carryforwards. Deferred tax assets and liabilities are measured using the tax rates applicable to taxable income in the year in which temporary differences will be recovered or cancelled, pursuant to law. The effect on deferred tax assets and liabilities of changes in tax rates is recorded in the results of the year in which they become effective.
Deferred tax assets are recorded only up to the amount that it is probable that future taxable income will be available to offset those amounts. Deferred tax assets are reviewed at the date of the financial statements and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
(e)	Social Development Contributions
Correspond to contributions to social programs and projects through which Petroritupano, S.A. takes part in the social and integral development of the country (see note 19). These contributions are recorded directly as an expense at the time the obligation is undertaken.
(f)	Financial Instruments

Non-Derivative Financial Instruments
Non-derivative financial instruments are recoverable value added tax, accounts receivables, other investments, cash, accounts payable and other liabilities.
Non-derivative financial instruments are initially recorded at fair value plus in the case of financial assets or liabilities not recorded at fair value with subsequent changes recorded in the statements of comprehensive income, direct transactions costs.
A financial instrument is recorded when the Company engages or commits to the contractual clauses thereof. Financial assets are reversed if the contractual rights of the Company over the cash flows of the asset expire or if the Company transfers the financial asset to another entity without retaining control or a significant portion of risks and rewards of the asset. Purchases and sales of financial assets made using the usual procedures are accounted for at the negotiation date, which is generally the date when the Company commits to purchase or sell the asset. Financial liabilities are derecognized when the specific contractual obligation of the Company expires or is paid.

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2009 and 2008
Financial assets and liabilities are offset and the net amount presented in the financial position when, and only when, the Company has the legal right to offset the amounts and has the purpose to pay on a net basis or realize the asset and simultaneously pay the liabilities.
See accounting policies for recording financial incomes and expenses in note 3-c.
Derivative Financial Instruments
During the years ended 2009 and 2008 Petroritupano, S.A. did not undertake transactions with derivative financial instruments.
In accordance with its corporate policy, Petroritupano, S.A. does not use or hold derivative financial instruments for trading or speculative purposes.
(g)	Property, Plant and Equipment

Recognition and Measurement
Property, plant and equipment are stated at cost net of accumulated depreciation and impairment loss (see note 3-k). The successful efforts method of accounting is used for exploration and production activities for crude oil, under International Financial Reporting Standard 6 Exploration and Evaluation of Mineral Resources (IFRS 6) for recognition of exploration and assessment assets. Costs of well development, related plant and equipment and property used in exploitation of oil and gas are recorded as part of the cost of assets. Costs of exploratory wells are recorded as assets until it is determined whether the well is commercially feasible; otherwise, such costs are charged to exploration expenses. Other explorations expenditures, including the geological and geophysical costs, are expensed as incurred.
The cost of property, plant and equipment also includes disbursements for acquisition of those assets, as well as the amounts associated with asset retirement obligations (see note 3-h).
Financing costs of projects requiring major investments and those incurred in financing of specific projects are recognized as part of the cost of property, plant and equipment, when directly related to the construction or acquisition of an asset. Capitalization of these costs is suspended during the years in which the development of construction activities is interrupted, and capitalization ceases when the activities required for use of the asset have been substantially completed.
The cost of assets built by the Company includes interest on borrowings, cost of materials and direct labor, as well as any other direct cost attributable to bringing the asset to working condition. It also includes dismantling and removal costs at the location where built.
All disbursements relating to construction or purchase of property, plant and equipment in the stage prior to implementation are stated at cost as work in progress. Once the assets are ready for use, they are transferred to property, plant and equipment and depreciation or amortization commences.
Income or losses generated from the sale or disposal of property, plant and equipment are determined by the difference between the amount received from such sale or desincorporation, if any, and the net carrying amount of the asset, and it is recorded as part of other expenses (income), net in the statements of comprehensive income.
Subsequent Costs
Major maintenance and general repair costs, as well as replacement of significant items of property, plant and equipment are capitalized when these are identified as a separate component of the asset to which such maintenance, repair or replacement corresponds, and are depreciated over the period between one maintenance, replacement and another. Disbursements for minor maintenance, repairs and renewals incurred to maintain the facilities in normal operating condition are expensed.

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2009 and 2008
Depreciation
Depreciation and amortization of capitalized costs relating to wells, pipeline and facilities for the production of crude oil are determined using the units of production method by field, based on the proved developed reserves that are the quantities that can be expected to be recovered from existing wells with existing equipment and operating methods. The rates used are reviewed annually, based on an analysis of reserves, and are applied retroactively at the beginning of the year.
Depreciation of property and equipment not related to exploration and exploitation of hydrocarbons is calculated based on the straight-line method using the estimated useful lives of fixed assets:

Years

Operating equipment	17 - 4
Computer equipment and vehicles	4
When parts of an asset under property, plant and equipment have different useful lives, they are recorded separately as a significant component of that asset.
Depreciation methods, useful lives of property and residual value, plant and equipment are reviewed annually.
(h)	Costs Associated to Asset Retirement Obligations
Petroritupano, S.A. capitalizes the estimated cost associated with asset retirement obligations, involving assets for exploration activities and production of crude oil and other industrial facilities, based on the future retirement plan for those assets. Costs are capitalized as part of the long-lived assets and are amortized by charging operating expenses over their useful lives (see note 3-l).
(i)	Materials and Supplies Inventories
Materials and supplies inventories these are valued at average cost, which does not exceed the net value realization.
(j)	Accounts Receivables
The accounts receivable from sale of crude oil to PDVSA Petróleo are recorded using the amounts billed. As of December 31, 2009 and 2008, the Company believes that there are no accounts receivable considered bad debts; therefore, no estimate has been recorded for doubtful accounts.
(k)	Impairment of Assets

Financial Assets
The Company reviews the carrying value of its financial assets at each reporting date to determine whether there is any objective evidence of impairment. A financial asset is impaired if there is objective evidence that one or more events have had a negative effect on the estimated future cash flows of the asset.
Significant financial assets are evaluated individually to determine their impairment. The remaining financial assets with similar credit-risk characteristics are evaluated as a group (see note 6).
An impairment loss related to a financial asset is calculated as the difference between the carrying value of the asset and the current value of the future estimated cash flows, discounted at the effective interest rate. Impairment losses are recognized in the statements of comprehensive income. The reversal of an impairment loss only occurs if it can be objectively related to an event occurred after the date in which the impairment loss was recognized.

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2009 and 2008
Non-Financial Assets
The carrying amounts of non-financial assets, excluding inventory and deferred tax are reviewed at each reporting date to determine whether evidence of impairment exists. If any such indication exists, then the recoverable amount of the asset is estimated.
The recoverable amount of an asset or cash-generating unit is the greater between the value in use and the fair value less selling costs. To determine the value in use, net future cash flows of those assets are discounted, using the discount rate before tax that reflects the current evaluations of the market on the temporary value of money and the specific risks the asset may have.
An impairment loss is recorded when the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. An impairment loss is recorded in the statement of comprehensive income. Impairment losses are recognized in respect of cash- generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of other assets in the unit on a pro rata basis.
An impairment loss is reversed only if the reversal relates to a change in the estimates used after the impairment loss was recognized. Those reversals may not exceed the carrying value of assets net of depreciation or amortization as if the impairment had never been recognized. Impairment losses in respect of goodwill are not reversed.
(l)	Provisions
A provision is recorded if, as a result of a past event the Company has a present or legal obligation that can be reliably estimated, and it is probable that an outflow of economic benefits will be required to settle the disbursement. When the effect of the value of money over time is significant, the provision is determined by applying a discount rate associated with the estimated payment terms, if the terms may be reasonably estimated as well as the risk associated with those obligations.
Enviromental policies
According to the environmental policies established by PDVSA and current laws, Petroritupano, S.A. records liabilities when the costs are probable and can be reliably estimated. The obligation for environmental conservation relating to income from current or future operations are recorded as expenses or assets, as the case may be. Obligations for past operations that do not contribute to generating current or future income are charged to expense. The creation of these provisions coincides with the identification of an obligation for environmental remediation where Petroritupano, S.A. has sufficient information to determine a fair estimate of the respective cost. Subsequent adjustments to estimates, if necessary, are made upon obtaining additional information.
Assets Disposal
The obligations associated to disposal of long-term assets are recognized at fair value as incurred, based on the discounted future cash flows. The determination of fair values is based on the existing regulations and technologies.
Changes in the obligation’s fair value are added or deducted from the cost of corresponding asset. The adjusted depreciable amount of the asset is depreciated throughout the asset’s remaining useful life. Therefore, once the asset has reached the end of its useful life, all subsequent changes in the obligation’s fair value are recognized in the results for the period. The increase in the obligation per year is recognized in results as financial expenses (see note 3-h).

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2009 and 2008
Litigations and Other Claims
Provisions for litigations and claims are recorded in the case of legal actions, government investigations, diligences or other pending legal actions that can be filed in the future against the Company, due to events occurred in the past, relating to the outflow of resources that incorporate economic benefits to pay for the obligations, and those that make it possible to reliably estimate the amount of such obligation (see note 18).
(m)	Recently Issued Accounting Standards
Several new standards, amendments and interpretations to current standards are not effective for the year ended December 31, 2009 and have not been applied in the preparation of these financial statements. The most significant standards for Petroritupano, S.A. follow:
•
In November 2009, the IASB issued IFRS 9 Financial Instruments, which introduces new requirements for classifying and measuring financial assets, based on whether they correspond to debt instruments or stockholders’ equity, and on application of testing of the business model and the characteristics of contractual cash flows. This standard is effective for fiscal years beginning on or after January 1st, 2013.

•
In November 2009, the IASB issued interpretation 19 (IFRIC 19) Extinguishing Financial Liabilities with Equity Instruments, which establishes accounting for equity instruments issued to extinguish all or part of a financial liability. This interpretation is effective for fiscal years beginning on or after July 1st, 2010.

•
In the year ended December 31, 2009, the IASB issued amendment to the following standards and interpretations: IFRS 7 Financial Instruments: Disclosures, IAS 24 Related Party Disclosures, IAS 32 Financial Instruments: Presentation, IAS 39 Financial Instruments: Recognition and Measurement, and IFRIC 9 Reassessment of Embedded Derivatives. These amendments are effective for fiscal years beginning on or after January 1st, 2010.

•
In April 2009, the IASB published its annual project of improving IFRS, introducing a series of amendments to several existing standards and interpretations that are not effective for the year ended December 31, 2009. The most important amendments for Petroritupano, S.A. are the following: IAS 1 Presentation of Financial Statements; IAS 7 Statement of Cash Flows; IAS 17 Leases; IAS 18 Revenue; IAS 36 Impairment of Assets; IAS 38 Intangible Assets; IAS 39 Financial Instruments: Recognition and Measurement and IFRIC 8 Reassessment of Embedded Derivatives.

The Company completed its analysis of these amendments and determined that they will not significantly affect its financial statements.
(n)	Recently Adopted Accounting Standards
In 2009, new standards and interpretations are in effect. In this regard, the most significant standards applied by Petroritupano, S.A. follow:
•
IAS 1 revised Presentation of Financial Statements (September 2007), which introduces a comprehensive statement of income including income or loss for the period and other comprehensive income, comprising items of income and expenses not recognized in the results for the period because of the requirements of other standards. Also, it establishes changing “balance sheet” for “statement of financial position”.

•	Amendment to IFRS 7 Financial Instruments: Disclosures, which requires further disclosures about the measurement of fair value and liquidity risk.
The subsequent other standards and interpretations became effective during the year ended December 31, 2009, but they are not currently significant for the Company:
•	Amendment to IAS 1 Presentation of Financial Statements and IAS 32 Financial Instruments: Presentation, issued by the IASB in February 2008.

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2009 and 2008
•	Amendment to IFRS 1 First-Time Adoption of International Financial Reporting Standards and IAS 27 Consolidated and Separate Financial Statements, issued by the IASB in May 2008.
•	Interpretation N° 15 (CINIIF 15) Agreement for the Construction of Buildings, issued by the IASB in July 2008.
(4)	Foreign Exchange Agreement with the Central Bank of Venezuela (BCV)
According to the Reform Law of the BCV, effective since July 20, 2005, PDVSA must only sell the BCV income in foreign currency required to meet its obligations in domestic currency. The remaining amounts in foreign currency can be used by PDVSA to meet its foreign-currency obligations and investments.
In Official Gazette 38.318, dated November 21, 2005, the Foreign Currency Exchange Agreement 9 was published, which establishes the use of funds derived from the export of hydrocarbons, including gaseous hydrocarbons and others, which must be sold to the BCV, except for those resulting from PDVSA’s activities as mentioned in the BCV Law above. This agreement states that PDVSA and its subsidiaries may not hold funds within the National territory for more than 48 hours, and establishes conditions for the use of funds by PDVSA and the monthly information that must be presented to the BCV relating to the funds generated from its activities, its foreign currency assets and liability positions, and the information of payments made by PDVSA abroad.
On March 1st, 2005, the National Government and the BCV amended Exchange Agreement N°2 of February 6, 2004, fixing the exchange rates for the sale and purchase of foreign currency at Bs.2.15 and Bs.2.14 to $1, respectively.
Likewise, in accordance with the contract model for the creation of mixed companies, Petroritupano, S. A.’ billing collections related to liquid hydrocarbons sales must be made to the Company in dollars, currency that could be held by the Company in foreign bank accounts and used to pay foreing liabilities.
(5)	Balances in Currencies other than the Dollar
As of December 31, 2009 and 2008 Petroritupano, S. A. has the following monetary assets and liabilities denominated in bolivars, which are translated to dollars at the exchange rate prevailing at the statement of financial position (in thousands):

	Unaudited
	2009		2008
	Dollars	Bolivars	Dollars	Bolivars

Monetary assets	417,309	897,214	243,441	523,398
Monetary liabilities	435,104	935,473	226,565	487,115

Net monetary (liabilities) assets position	(17,795)	(38,259)	16,876	36,283

The period end exchange rate, the average annual exchange rate, the interannual increase in the exchange rate and the national consumer price index (NCPI) and the consumer price index (CPI) published by the BCV, were as follows:

	Unaudited
	2009	2008

Exchange rate at year-end (Bs./$1)	2.15	2.15
Average annual exchange rate (Bs./$1)	2.15	2.15
Interannual increase in the exchange rate (%)	—	—
Interannual increase in the NCPI/CPI (%)	25	32

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2009 and 2008
(6)	Fair Value of Financial Instruments
Certain of the Company’s accounting policies and disclosures require the determination of fair values both for financial and non-financial assets and liabilities. Fair values have been determined for valuation and/or disclosure, using available market information and appropriate valuation methodologies and, as required, additional information about fair value estimates of assets and liabilities is included in the notes to the financial statements.
Non-Derivatives Current Assets and Liabilities
The carrying amounts of accounts receivables, other financial assets recorded in prepaid expenses and other assets, cash, and accrual for accounts payable to suppliers approximate their fair value due to the short maturity of these instruments.
Other assets and Non-Derivatives Financial Liabilities
The fair value of recoverable value added tax and certain accruals and other liabilities is determined by discounting the carrying amounts based on future estimated recoveries and payments, using interest rates based on the inherent risk of the instrument, such as its creditworthiness, liquidity, currency and other factors.
Accounts Payable to Stockholders and Related Companies
The carrying amounts of accounts payable to stockholders and related companies approximate their fair value, as their recovery depends on the volume and nature of the operations between the Company and its stockholders and PDVSA and its subsidiaries.
(7)	Financial Risk Management
The Company has exposure to the following risks from its use of financial instruments:
•	Credit risk

•	Liquidity risk

•	Market risk

•	Operational risk
This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risks, and the Company’s management of capital. The financial statements include further quantitative disclosures.
The Board of Directors of the Company is responsible for establishing and oversee the Company’s risk management framework. When developing the strategic plan and budget for the Company, business risks are analyzed to gain an understanding of their impact on the Company.
Risk management policies are established to identify and analyze the risks faced by the Company, set proper risk limits and controls, and monitor risks and compliance with limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.
(a)	Credit Risk
Credit risk is the risk of financial loss to the Company if a client or counterparty to a financial instrument fails to meet its contractual obligations, which arise principally from cash accounts receivable from sales. For the purpose of mitigating credit risk, cash is placed in different institutions high prestige and soundness. In this regard, accounts receivable have a high concentration risk as the receiver of 100% of oil sales is the related company PDVSA Petróleo (see note 19).

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2009 and 2008
(b)	Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations upon maturity. The Company’s approach is to manage liquidity to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities upon maturity, under both normal and stressed conditions, without incurring unacceptable losses or risking the Company’s reputation.
As a fundamental policy, the Company will ensure that it has enough cash available to meet its payment commitments. This excludes the possible impact of extreme circumstances that may not be reasonably foreseen, such as natural disasters.
(c)	Market Risk
Market risk is the risk of changes in market prices, including exchange rates, interest rates or sales prices, affecting the income of the Company or the value of its financial instruments.
The activities of the Company, financial conditions and the results of its operations depend on export volumes and crude oil. These prices are cyclical and tend to be unstable; therefore, the primary risk is volatility of crude oil.
PDVSA and Petroritupano, S.A. constantly monitor market conditions to ensure optimal placement of crude oil and by-products. Furthermore, the Bolivarian Republic of Venezuela is a member of the Organization of Petroleum Exporting Countries (OPEC), through which it enters into agreements with a view to stabilizing prices of crude oil and by-products.
(d)	Operating Risk
It is the risk of direct or indirect loss originated by a broad variety of causes associated to the processes, personnel, technology and infrastructure of Petroritupano, S.A. and to the external factors other than liquidity risks, market and credit as those risks that arise as a result of legal and regulatory requirements and the Company’s generally accepted behavior standards. Operating risks arise from all operations of Petroritupano, S.A.
The primary responsibility for developing and implementing controls to address operating risk is supported by the development of standards used by Petroritupano, S.A. for operating risk management such as segregation of duties, reconciliation and transaction monitoring, compliance with regulatory requirements and other of legal nature, documentation of controls and procedures, training and professional development and risk mitigation, including insurance, when they are effective. The Company’s compliance is supported by a program of periodic reviews conducted by Internal Audit.
(8)	Taxes
A summary of the taxes affecting the operations of Petroritupano, S. A. for the year ended December 31, 2009 and 2008 follows (in thousands):

	Unaudited		Unaudited
	2009	2008	2009	2008
	Dollars		Bolivars

Income tax	(43,858)	60,131	(94,295)	129,282
Production tax and other taxes	190,109	355,840	408,734	765,056

	146,251	415,971	314,439	894,338

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2009 and 2008
(a)	Income Tax
The estimated income tax expense (benefit) for the year ended December 31, 2009 and 2008 is composed as follows (in thousands):

	Unaudited		Unaudited
	2009	2008	2009	2008
	Dollars		Bolivars
Estimated income tax expense based on the period’s taxable income	51,282	142,613	110,256	306,618
Deferred income tax benefit	(95,140)	(82,482)	(204,551)	(177,336)

	(43,858)	60,131	(94,295)	129,282

The Company’s tax period ends on December 31, each year.
During the years ended December 31, 2009 and 2008, the Company reported taxable income of $102,563 thousands (Bs.220,511 thousands) and $285,226 thousands (Bs.613,236 thousands), respectively, which generated a current income tax expense of $51,282 thousands (Bs.110,256 thousands) and $142,613 thousands (Bs.306,618 thousands), respectively, and which were offset by taxes paid in advance during 2009 and 2008, resulting in an income tax paid in advance of $29,396 thousands (Bs.63,201 thousands) at December 31, 2009 (see note 10) and taxes payable of $2,936 thousands (Bs.6,313 thousands) at December 31, 2008.
Aliquot of Income Tax
The Law on Income Tax in force in Venezuela establishes a general rate of 50% for companies engaged in the exploitation of hydrocarbons and related activities, and eliminates the application of the rate of 34% for firms that have formed under Conventions Association held under the repealed Organic Law Reserving to the State Industry and Commerce of Hydrocarbons.
The Income Tax Law requires that all taxpayers must, at the end of their first fiscal year, make an initial update of their non-monetary assets and liabilities. Also, taxpayers must register with the Revalued Assets Registry (RAR) in the period in which the initial adjustment for fiscal inflation is determined. This registration gives rise to a payment of 3% of the initial inflation adjustment related to assets subject to depreciation, payable in three equal, annual and consecutive installments.
The initially adjusted values of property, plant and equipment are depreciated or amortized for tax purposes during their remaining useful life. The law also provides a regular annual inflation adjustment, which will be included in the reconciliation of income as a taxable or deductible item.
Pursuant to the Income Tax Law, taxpayers subject to this tax who conduct import, export and loan operations with related companies domiciled abroad are required to determine their income, costs and deductions by applying the methodology stipulated in such law, regarding transfer pricing studies. Petroritupano, S.A. has had transfer pricing studies completed based on the methodology as established in the Law, which have no effect whatsoever in determining the income tax for the period.

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2009 and 2008
The main differences between the amount of the income tax calculated based on the tax rate of 50% and the effective tax rate for the year ended December 31, 2009 and 2008 is presented as follows (in thousands):

		Unaudited
		2009			2008
	%	Dollars	Bolivars	%	Dollars	Bolivars

Income before income tax	100	133,014	285,980	100	401,294	862,782
Income tax calculated based on the tax rate	50	66,507	142,990	50	200,647	431,391
Property, plant and equipment	(53)	(70,190)	(150,907)	(19)	(77,179)	(165,935)
Regular inflation adjustment	(51)	(67,281)	(144,654)	(18)	(73,443)	(157,902)
Non-deductible tax liabilities	10	13,660	29,369	—	—	—
Special advantages tax	8	10,118	21,754	—	—	—
Others	3	3,328	7,153	2	10,106	21,728

	(33)	(43,858)	(94,295)	15	60,131	129,282

The components of deferred tax assets as of December 31, 2009 and 2008 are the following (in thousands):

	Unaudited		Unaudited
	2009	2008	2009	2008
	Dollars		Bolivars

Property, plant and equipment, net	225,441	155,251	484,697	333,790
Asset retirement obligations, net	5,583	2,248	12,004	4,833
Contributions for the Organic Law on Prevention of the Illicit Use or Stupefacient Psychotropic Substances	—	3,009	—	6,469
Accruals and other liabilities	45,865	24,394	98,610	52,447
Others	3,153	—	6,779	—

	280,042	184,902	602,090	397,539

The components of the deferred tax (benefit) expense for the year ended December 31, 2009 and 2008 are the following (in thousands):

	Unaudited		Unaudited
	2009	2008	2009	2008
	Dollars		Bolivars

Property, plant and equipment, net	70,190	77,179	150,907	165,935
Assets retirement obligation, net	3,335	(247)	7,171	(531)
Payable contributions	—	(118)	—	(254)
Contribution for the Organic Law on Science, Technology and Innovation	(3,009)	(6,084)	(6,469)	(13,081)
Contribution for the Organic Law on Prevention of the Illicit Use of Stupefacient and Psychotropic Substances	—	2,098	—	4,511
Accruals and other liabilities	21,471	9,654	46,163	20,756
Others	3,153	—	6,779	—

	95,140	82,482	204,551	177,336

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2009 and 2008
(b)	Production, Extraction and Other Taxes
A summary of the production, extraction and other taxes for the year ended December 31, 2009 and 2008 follows (in thousands):

	Unaudited		Unaudited
	2009	2008	2009	2008
	Dollars		Bolivars

Crude oil production tax	146,501	317,736	314,978	683,132
Gas production tax	1,753	9,124	3,768	19,617
Production tax to municipalities	16,262	23,513	34,962	50,554
Production tax for endogenous development projects	—	11,756	—	25,276
Accrual for investment in endogenous projects	4,013	2,957	8,628	6,358
Contribution for the application of the Organic Law on Science, Technology and Innovation	—	(12,169)	—	(26,163)
Contribution for the Organic Law on Prevention of the Illicit Use of Stupefacient and Psychotropic Substances	1,344	2,923	2,889	6,282
Special advantage tax	20,236	—	43,509	—

	190,109	355,840	408,734	765,056

Crude Oil and Gas Production Tax
Pursuant to Article 44 of the Organic Hydrocarbons Law, from any hydrocarbon volume extracted from any reservoir by mixed companies, the State has the right to a participation of 30% as production tax. During the year ended December 31, 2009 and 2008, Petroritupano, S. A. paid production tax for crude oil of $146,501 thousands (Bs.314,978 thousands) and $317,736 thousands (Bs.683,132 thousands), respectively, through delivery of crude volumes to PDVSA Petróleo, S.A. on account of the MENPET.
In addition, the Company is subject to payment of royalties on natural gas extraction. During the years ended December 31, 2009 and 2008 the Company recorded an accrual for this concept amounting to $1,753 thousands (Bs.3,768 thousands) and $9,124 thousands (Bs.19,617 thousands), respectively.
Other Taxes
The Company is subject to the payment of some additional taxes, which are determinable based on: a) a participation as additional production tax of 3,33% over the volume of hydrocarbons extracted in the specified area, which will be distributed as follows: 2,22% directly to the municipalities composing the specified area, superseding the payments not received by such municipalities for the concept of municipal taxes and 1,11% for a fund to finance endogenous development projects pursuant the guidelines of the National Development Plan in the Relevant Region and; b) an amount equivalent to the difference, if any, between (i) 50% of the value of hydrocarbons extracted from the specified area during each calendar year and (ii) the sum of the payments made by Petroritupano, S.A. to the Bolivarian Republic of Venezuela, regarding the activity developed by the latter during such calendar year, for the production tax applicable on the hydrocarbons, including the ones mentioned above, and the investments in endogenous development projects corresponding to 1% of income before income tax. The additional tax shall be paid on April 20 each year, pursuant to the dispositions established in Annex F of the contract of conversion to Mixed Company.
(c)	Value Added Tax (VAT)
Official Gazette N° 38.632 of February 27, 2007 included the Partial Amendment Law of the VAT Law, establishes a decrease in the rate from 14% to 11% , from March 1st until until June 30, 2007 and to 9% after July 1st, 2007.
The Company is not subject to VAT withholdings from PDVSA, due to the fact that the natural hydrocarbon sales made by the mixed companies ruled by the Organic Hydrocarbons Law to PDVSA or to any of its subsidiaries are subject to 0% rate, pursuant to the Law on the effective value added tax law.

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2009 and 2008
Likewise, the Law establishes that mixed companies ruled by the Organic Hydrocarbons Law will be assimilated to the regular exporting taxpayers, in order to apply the tax credits recovery regime provided in current Law for the sales of hydrocarbons in the country to PDVSA or to any of its subsidiaries. At December 31, 2009 and 2008, the Company had not submitted to the Venezuelan tax authorities the request to recover VAT credits, which fair value amounts to $57,259 thousands (Bs.123,107 thousands) and $44,532 thousands (Bs.95,744 thousands), because the tax authorities are still in the process of defining the procedures for recovering tax credits to be followed by Mixed Companies.
In 2009, the Company recorded a fair value adjustment of $6,917 thousands (Bs.14,872 thousands) on tax credits pending recovery, which is included under financial expenses of the statements of comprehensive income for that same year.
(9)	Property, Plant and Equipment
Property, plant and equipment as of December 31, 2009 and 2008 include the following (in thousands):
Dollars —

	Wells and		Industrial support
	production	Operating	services, camping	Works in
	facilities	equipment	and other	process	Totals
Cost:

Balances as of December 31, 2007	303,037	189,747	1,009	54,715	548,508
Acquisitions	—	26	—	103,493	103,519
Capitalizations	7,580	—	—	(7,580)	—
Asset retirement obligations	324	—	—	—	324

Balances as of December 31, 2008	310,941	189,773	1,009	150,628	652,351

Acquisitions	—	—	—	107,216	107,216
Asset retirement obligations	65,235	—	—	—	65,235

Balances as of December 31, 2009	376,176	189,773	1,009	257,844	824,802

Depreciation and amortization:

Balances as of December 31, 2007	61,774	46,803	308	—	108,885
Depreciation and amortization	32,768	25,877	120	—	58,765
Asset retirement obligations	711	—	—	—	711

Balances as of December 31, 2008	95,253	72,680	428	—	168,361

Depreciation and amortization	46,956	2,140	—	—	49,096
Asset retirement obligations	1,360	—	—	—	1,360

Balances as of December 31, 2009	143,569	74,820	428	—	218,817

Total net cost at December 31, 2009	232,607	114,953	581	257,844	605,985

Total net cost at December 31, 2008	215,688	117,093	581	150,628	483,990

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2009 and 2008
Bolivars —

	Wells and		Industrial support
	facilities	Operating	services, camping	Works in
	production	equipment	and other	process	Totals
Cost:

Balances as of December 31, 2007	651,530	407,956	2,169	117,637	1,179,292
Acquisitions	—	56	—	222,510	222,566
Capitalizations	16,298	—	—	(16,298)	—
Asset retirement obligations	697	—	—	—	697

Balances as of December 31, 2008	668,525	408,012	2,169	323,849	1,402,555

Acquisitions	—	—	—	230,514	230,514
Asset retirement obligations	140,254	—	—	—	140,254

Balances as of December 31, 2009	808,779	408,012	2,169	554,363	1,773,323

Depreciation and amortization:

Balances as of December 31, 2007	132,814	100,626	662	—	234,102
Depreciation and amortization	70,450	55,636	259	—	126,345
Asset retirement obligations	1,529	—	—	—	1,529

Balances as of December 31, 2008	204,793	156,262	921	—	361,976

Depreciation and amortization	100,955	4,601	—	—	105,556
Asset retirement obligations	2,923	—	—	—	2,923

Balances as of December 31, 2009	308,671	160,863	921	—	470,455

Total net cost at December 31, 2009	500,108	247,149	1,248	554,363	1,302,868

Total net cost at December 31, 2008	463,732	251,750	1,248	323,849	1,040,579

As of December 31, 2009 and 2008, the Company recorded $86,447 thousands (Bs.185,861 thousands) and $19,483 thousands (Bs.41,888 thousands) respectively, under provisions, related to accruals for well and production facility retirement obligations (see note 14). The business plan of Petroritupano, S.A., at December 31, 2009, includes drilling and hydrocarbon production until the year 2025; therefore, the asset retirement obligation was determined taking into account disbursements associated with existing wells.
Works in progress
The balance of works in progress is mainly composed of investment programs for works aiming at maintaining the production capacity and to adjust the facilities to the production levels established in the business plan, tangible assets for exploration works and several projects in execution that will be capitalized as property, plants and equipment at their date of incorporation to the activities.
In the years ended December 31, 2009 and 2008, the Company evaluated impairment and, considering market conditions and business aspects, did not identify the need to record any impairment loss for its property, plant and equipment.

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2009 and 2008
(10)	Prepaid Expenses and Other Assets
A summary of prepaid expenses and other assets as of December 31, 2009 and 2008 follows (in thousands):

	December 31,
	2009	2008	2009	2008
	Unaudited		Unaudited
	Dollars		Bolivars
Prepaid insurance	767	982	1,649	2,111
Recoverable income tax	29,396	—	63,201	—
Advance to suppliers	7,662	527	16,473	1,133
Recovery expenses	—	2,773	—	5,963
Advances to employees for travel expenses	297	303	639	651

	38,122	4,585	81,962	9,858

(11)	Other Investments
At December 31, 2008 the Company maintains unsecured debentures for $1,425 thousands (Bs.3.064 thousands) in Banesco Holding LC maturing in two years. On May 27, 2009 the Company sold these unsecured in $1,455 thousands (Bs.3,128 thousands), generating a gain of $30 thousands (Bs.64 thousands) which was recorded under financial income, in the statements of comprehensive income of 2009.
(12)	Cash
A summary of cash as of December 31, 2009 and 2008 follows (in thousands):

	December 31,
	2009	2008	2009	2008
	Unaudited		Unaudited
	Dollars		Bolivars
Petty cash	2	2	4	4
Bank balances	2,476	37,495	5,324	80,615

	2,478	37,497	5,328	80,619

(13)	Stockholders’ Equity
(a)	Capital Stock
At December 31, 2009 and 2008, the Company’s nominal and legal capital stock is composed as follows:

				Subscribed
				and paid-in
				capital
	Number		Share	(in thousands	(in thousands
	of shares	%	Type	of dollars)	of bolivars)

Corporación Venezolana del Petróleo, S.A. (CVP)	1,317,990	60%	A	6,130	13,180
Petrobras Energía, S.A.	483,263	22%	B	2,248	4,833
Venezuela US, S.R.L.	395,397	18%	B	1,839	3,954

	2,196,650	100%		10,217	21,967

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2009 and 2008
At December 31, 2009 and 2008, common shares have a value of $4.6511 each.
The incorporation document of Petroritupano, S. A., establishes that the Bolivarian Republic of Venezuela’s number of shares shall always represent at least a share percentage higher than 50% of the Company’s capital stock. Likewise, it establishes that in case of the Company’s liquidation, all assets shall be transferred to the class “A” stockholder, except for the cash available not reserved for the payment of expenses and obligations, which will be distributed to the stockholders in proportion to their participation in the Company’s capital stock.
(b)	Premium in Issue of Share Stock
During Extraordinary Stockholders’ Meeting held on October 6, 2006, a decision was made as to recognizing as a premium the additional contributions represented in property, plant and equipment for $470,249 thousands (Bs.1,011,036 thousands) (stockholder “A”) and inventories of materials and supplies for $1,652 thousands (Bs.3,551 thousands) (stockholders class “B”) in the issue of new shares, in proportion to the participation of each partner in the Company’s capital stock.
(c)	Legal and Other Reserves
The legal reserve is a requirement established in the Venezuelan Code of Commerce, whereby Venezuelan companies must set apart 5% of their net income until the legal reserve amounts to at least 10% of the capital stock in bolivars. The legal reserve cannot be distributed as dividends.
At December 31, 2009 y 2008, the Company has a legal reserve of $1,022 thousands (Bs.2,197 thousands), which represents 10% of the capital stock.
At December 31, 2009 and 2008, other reserves mainly include reserves for the realization of deferred income tax assets of $280,042 thousands (Bs.602,090 thousands) and $184,902 thousands (Bs.397,539 thousands), respectively.
(d)	Dividends
In Stockholders’ Meeting held on October 20, 2008, dividends were declared of $164,185 thousands (Bs.352,996 thousands), which were paid according to the number of shares held by each stockholder.
(14)	Provisions
The provisions are summarized as follows (in thousands):

	December 31,
	2009	2008	2009	2008
	Unaudited		Unaudited
	Dollars		Bolivars
Obligations for assets disposal and abandonment of wells (see note 3-h)	86,447	19,483	185,861	41,888
Provisions for tax liabilities	27,319	—	58,736	—

	113,766	19,483	244,597	41,888

The business plan of Petroritupano, S. A. at December 31, 2009 establishes the conduction of drilling and production of hydrocarbons until the year 2025; the accrual for asset retirement obligations was calculated considering the disbursements made for this concept, associated to current wells, during that period.
During 2009, the Company recorded a provision for tax obligations of $27,319 thousands (Bs.58,736 thousands) based on certain cases of non-compliance with tax duties incurred in previous years. This provision was recorded with charge to other expenses, net, presented in the statements of comprehensive income of 2009.

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2009 and 2008
The movement of the provisions during the year 2009 is shown below (in thousands):
Dollars —

				Unaudited		Non
	December 31,			December 31,	Current	current
	2008	Increase	Decrease	2009	portion	portion

Obligations for assets disposal and abandonment of wells	19,483	66,964	—	86,447	—	86,447
Provisions for tax liabilities	—	27,319	—	27,319	27,319	—

Bolivars —

				Unaudited		Non
	December 31,			December 31,	Current	current
	2008	Increase	Decrease	2009	portion	portion

Obligations for assets disposal and abandonment of wells	41,888	143,973	—	185,861	—	185,861
Provisions for tax liabilities	—	58,736	—	58,736	58,736	—

(15)	Accruals and Other Liabilities
A summary of accruals and other liabilities as of December 31, 2009 and 2008 follows (in thousands):
Dollars —

				Unaudited
	December 31,			December 31,
	2008	Increase	Decrease	2009

Production tax to municipalities	40,509	10,842	—	51,351
Production tax for endogenous development projects	20,255	5,420	(2,662)	23,013
Special advantage tax	—	20,236	—	20,236
Investment in endogenous projects	5,807	4,013	(50)	9,770
Special Contribution on Extraordinary Prices of the International
Hydrocarbons Market Law (see notes 19 and 20-c)	—	679	—	679
Application of the Law on Prevention of the Illicit Use of Stupefacient and Psycotropic Substances	6,018	1,344	—	7,362
Retentions payable	16,810	31,872	(22,492)	26,190
Services and goods received	63,144	228,294	(213,307)	78,131
Others	322	4,689	(20)	4,991

Total accruals and other liabilities	152,865	307,389	(238,531)	221,723

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2009 and 2008
Bolivars —

				Unaudited
	December 31,			December 31,
	2008	Increase	Decrease	2009

Production tax to municipalities	87,095	23,310	—	110,405
Production tax for endogenous development projects	43,549	11,652	(5,723)	49,478
Special advantage tax	—	43,509	—	43,509
Investment in endogenous projects	12,485	8,628	(108)	21,005
Special Contribution on Extraordinary Prices of the International
Hydrocarbons Market Law (see notes 19 and 20-c)	—	1,460	—	1,460
Application of the Law on Prevention of the Illicit Use of Stupefacient and Psycotropic Substances	12,939	2,889	—	15,828
Payable retentions	36,142	68,525	(48,357)	56,310
Services and goods received	135,759	491,106	(458,887)	167,978
Others	692	10,082	(43)	10,731

Total accruals and other liabilities	328,661	661,161	(513,118)	476,704

(16)	Accounts Payable
Accounts payable as of December 31, 2009 and 2008 include the following (in thousands):

	December 31,
	2009	2008	2009	2008
	Unaudited		Unaudited
	Dollars		Bolivars
Related companies (see note 19)	66,535	227,466	143,050	489,054
Commercial suppliers	48,024	26,765	103,252	57,543

	114,559	254,231	246,302	546,597

(17)	Financial Instruments
Credit Risk
Exposure to Credit Risk
The carrying value of financial assets represents the maximum credit risk exposure and is summarized as follows (in thousands):

	December 31,
	2009	2008	2009	2008
	Unaudited		Unaudited
	Dollars		Bolivars
Recoverable value added tax (see note 8-c)	57,259	44,532	123,107	95,744
Related companies accounts receivables (see note 19)	600,416	627,820	1,290,894	1,349,813
Cash (see note 12)	2,478	37,497	5,328	80,619

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2009 and 2008
Impairment Loss
As of December 31, 2009 and 2008, the Company believes that there are no trade account receivables considered bad debts; therefore, no allowance for doubtful accounts has been established.
Liquidity Risk
A summary of the contractual maturities of financial liabilities, including estimated payments of interest and excluding the impact of netting agreements as of December 31, 2009 follows (in thousands):
Dollars —

							Between
	Carrying		Contractual		6 months		6 and 12		Over
	value		cash flows		or less		months		12 months
	December 31,		December 31,		December 31,		December 31,		December 31,
	2009 (1)	2008	2009 (1)	2008	2009 (1)	2008	2009 (1)	2008	2009 (1)	2008
Related company accounts payable	12,211	5,062	12,211	5,062	—	—	—	—	12,211	5,062
Accounts payable	114,559	254,231	114,559	254,231	51,093	189,148	63,466	65,083	—	—
Accruals and other liabilities	221,723	152,865	221,723	152,865	158,689	107,006	63,034	45,859	—	—

	348,493	412,158	348,493	412,158	209,782	296,154	126,500	110,942	12,211	5,062

Bolivars —

							Between
	Carrying		Contractual		6 months		6 and 12		Over
	value		cash flows		or less		months		12 months
	December 31,		December 31,		December 31,		December 31,		December 31,
	2009 (1)	2008	2009 (1)	2008	2009 (1)	2008	2009 (1)	2008	2009 (1)	2008
Related company accounts payable	26,254	10,883	26,254	10,883	—	—	—	—	26,254	10,883
Accounts payable	246,302	546,597	246,302	546,597	109,850	406,668	136,452	139,929	—	—
Accruals and other liabilities	476,704	328,661	476,704	328,661	326,131	230,063	150,573	98,598	—	—

	749,260	886,141	749,260	886,141	435,981	636,731	287,025	238,527	26,254	10,883

(1)	Unaudited.

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2009 and 2008
Fair Value of Financial Instruments
The estimated amounts presented as of December 31, 2009 and 2008 are not necessarily an indication of the amounts that Petroritupano, S.A. could realize in a current market exchange. The use of different market assumptions and/or methodologies to determine estimates may significantly affect the estimated fair values. Fair values determined using the bases disclosed in note 6 follow (in thousands):

	December, 31				December, 31
	2009 (1)		2008		2009 (1)		2008
	Carrying	Fair	Carrying	Fair	Carrying	Fair	Carrying	Fair
	value	value	value	value	value	value	value	value
	Dollars				Bolivars
Assets:
Recoverable value added tax	57,259	57,259	44,532	44,532	123,107	123,107	95,744	95,744
Related companies accounts receivables	600,416	600,416	627,820	627,820	1,290,894	1,290,894	1,349,813	1,349,813
Cash	2,478	2,478	37,497	37,497	5,328	5,328	80,619	80,619

Liabilities:
Related company accounts payable	12,211	12,211	5,062	5,062	26,254	26,254	10,883	10,883
Accounts payable	114,559	114,559	254,231	254,231	246,302	246,302	546,597	546,597
Accruals and other liabilities	221,723	221,723	152,865	152,865	476,704	476,704	328,661	328,661

(1)	Unaudited.
(18)	Commitments and Contingencies
Claims
The Company is involved at December 31, 2009 and 2008 in claims and legal actions in the normal course of business of $1,680 thousands (Bs.3,612 thousands) and $1,680 thousands (Bs.3,612 thousands) respectively. In the opinion of management and its legal counsel, the outcome of these claims would not have a materially adverse effect on the financial position, results of operations or liquidity of the Company.
Environmental Compliance
PDVSA and its subsidiaries are subject to various environmental laws and regulations which may require significant expenditures to modify facilities and prevent or remedy the environmental effects of waste disposal and spills of pollutants.
Petroritupano, S.A., along with its majority stockholder CVP, is taking important steps to prevent risks to the environment, people’s health, and the integrity of its facilities.
Agreements with the Organization of Petroleum Exporting Countries (OPEC)
The Bolivarian Republic of Venezuela is a member of OPEC, an organization mainly aimed at establishing agreements to maintain stable crude-oil prices through production quotas. To date, the reduction in the production of crude oil as a result of changes in the production quotas established by OPEC or variation in prices has not had a significant effect on the Company’s financial position, results of operations and cash flows.
(19)	Related-Party Transactions
Petroritupano, S.A. considers its stockholders and subsidiaries and affiliated companies of the latter, directors and executives of the Company and other governmental institutions as related parties.
The Company maintains balances and carries out significant mercantile transactions with stockholders, related companies and entities, whose effects are included in its results and financial position.

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2009 and 2008
Transactions with PDVSA Petróleo, S.A. (PDVSA Petróleo) and its subsidiaries are accounted for through the PDVSA Petróleo account. This account is not interest-bearing and has no established maturity date. PDVSA Petróleo supplies the funding required by Petroritupano, S.A. to conduct its activities and meet its obligations. The amounts recognized as income in dollars are automatically transferred to the accounts of PDVSA Petróleo, and, subsequently, to the BCV, which accredits the equivalent in bolívares to PDVSA Petróleo and the latter, in turn, to CVP and its subsidiaries, (see note 4).
The balances with related entities as of December 31, 2009 and 2008 follow (in thousands):

	December 31,
	2009	2008	2009	2008
	Unaudited		Unaudited
	Dollars		Bolivars
Accounts receivable-
PDVSA Petróleo, S.A.	580,571	617,256	1,248,228	1,327,101
Petrobras Energía, S.A.	222	222	477	477
PDV Insurance Company LTD	9,502	7,156	20,429	15,386
Petrokariña, S.A.	6,348	2,816	13,648	6,054
Bielovenezuela, S.A.	1,235	213	2,655	458
Petrowayu, S.A.	129	129	278	277
Petronado, S.A.	166	—	357	—
Petrocuragua, S.A.	45	—	96	—
Petrozumano, S.A.	126	—	271	—
Petroindovenezuela, S.A.	2	—	5	—
Petrodelta, S.A.	6	—	14	—
Petroven-bras, S.A.	2,064	28	4,436	60

	600,416	627,820	1,290,894	1,349,813

Account payable-
PDVSA Petróleo, S.A.	45,325	209,987	97,449	451,472
MENPET	5,397	9,124	11,604	19,617
Petrokariña, S.A.	10,845	7,717	23,317	16,592
Petrobras Inversiones y Servicios, S.A.	141	157	303	338
Petroven-bras, S.A	2,663	419	5,725	901
Petrobras Energía, S.A.	143	58	307	125
Venezuela US, S.R.L.	—	4	—	9
PDV Insurance Company LTD	1,489	—	3,201	—
Petrolera Kaki, S.A.	338	—	727	—
Petrolera Sino-Venezolana, S.A.	194	—	417	—

	66,535	227,466	143,050	489,054

Account payable, non-current portion-
PDVSA Petróleo, S.A.	12,211	5,062	26,254	10,883

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2009 and 2008
The most significant transactions with related entities during the years ended December 31, 2009 and 2008 are summarized as follow (in thousands):

	2009	2008	2009	2008
	Unaudited		Unaudited
	Dollars		Bolivars
Sales of crude oil to PDVSA Petróleo	337,638	736,372	725,922	1,583,200
Sales of crude oil as payment of production tax, delivered to PDVSA Petróleo	146,501	317,736	314,977	683,132

	484,139	1,054,108	1,040,899	2,266,332

Social development contribution	679	129,969	1,460	279,433
Labor cost	21,669	25,559	46,588	54,951
Operating expenses	3,922	16,227	8,432	34,888
Other taxes	43,608	50,273	93,756	108,087
Estimated income tax expense	51,282	142,613	110,256	306,618
Dividends paid	—	65,675	—	141,201
Purchase of insurance policies	1,748	1,963	3,758	4,220
Loans received	156,782	—	337,080	—

Accounts receivable from PDVSA Petróleo, are related to sales of crude oil. In addition, the production corresponding to the rest of the income of Petroritupano, S.A. for the years ended December 31, 2009 and 2008 for $146,501 thousands (Bs.314,977 thousands) and $317,736 thousands (Bs.683,132 thousands), respectively, was delivered to PDVSA Petróleo for the payment of the production tax to MENPET, in accordance with the agreement with such ministry (see note 8-b).
The Special Contribution on Extraordinary International Oil Market Prices and the resolutions issued in connection with this contribution provide that this contribution shall be paid on a monthly basis by those entities exporting, or transporting liquid hydrocarbons and its derivatives to other countries (see note 20-c). The Company is not a direct oil exporter. However, under an agreement entered into with PDVSA Petróleo, the payment of a contribution was established which amount must be calculated pursuant to the relevant laws, and must ultimately be destined for social development purposes in Venezuela.
During the years ended December 31, 2009 and 2008, PDVSA Petróleo, S.A. made payments on behalf of Petroritupano, S. A., for labor costs of $21,669 thousands (Bs.46.588 thousands) and $25,559 thousands (Bs.54,951 thousands), respectively, included in the statements of comprehensive income under operating expenses and selling, administrative and general expenses.
Also, PDVSA Petróleo, S.A. employs all employees assigned to Petroritupano, S.A., and this related company bills monthly the cost of payroll and other labor benefits to the Company.
As of December 31, 2009 and 2008, the Company recorded a liability of $12,211 thousands (Bs.26,254 thousands) and $5,062 thousands (Bs.10,883 thousands) , respectively, corresponding to retirement benefits of staff transferred by PDVSA Petróleo, S.A. to Petroritupano, S. A., included in the statements of financial position under non-current accounts payable to PDVSA Petróleo, S.A. and in the statement of income under selling, administrative and general expenses.
At December 31, 2009 and 2008 accounts payable to PDVSA Petróleo, S.A., relate mainly to payments made by the company on behalf of Petroritupano, S.A. for the concept of labor costs and payroll benefits, taxes, operating expenses and cash advances on capital loans.

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2009 and 2008
Accounts payable to Petrobras Energía, S.A., at December 31, 2009 and 2008 correspond to certain disbursements made on behalf of Petroritupano, S.A. for the concept of operating costs and expenses and investments in property, plant and equipment.
During the years ended December 31, 2009 and 2008 the Company acquired insurance policies from PDV Company Ltd. for $1,748 thousands (Bs.3,758 thousands) and $1,963 thousands (Bs.4,220 thousands), respectively.
As per instructions received from the management of Corporación Venezolana del Petróleo, S.A. (CVP) the Company proceeded to offset accounts receivable resulting from the sale of crude to PDVSA Petróleo against accounts payable from labor costs and operating expenses; such compensation included the compensation for dividends payable to CVP. At December 31, 2009 and 2008 the balances of the settled accounts follows (in thousands):

	Unaudited		Unaudited
	2009	2008	2009	2008
	Dollars		Bolivars
Accounts receivable to PDVSA Petróleo	362,944	792,534	780,330	1,703,948
Accounts payable to PDVSA Petróleo	(362,944)	(622,914)	(780,330)	(1,339,265)
Dividends payable to CVP	—	(169,620)	—	(364,683)

Transactions with related entities at December 31, 2009 and 2008, do not necessarily represent the results that would have been obtained had these transactions been conducted at arms-length.
Transactions with Key Management Staff
Certain directors of the Company hold key positions in other related entities, and some of their powers include influencing the operating and financial policies of such companies.
(20)	Laws, Resolutions and Legal Contributions
Laws and resolutions
La gerencia a través de sus asesores legales y los de PDVSA, concluyeron que la entrada en vigencia de estas leyes, no tendrán efectos significativos en los estados financieros de Petroritupano, S.A.
(a)	Economic Measures Announced by the National Government
On March 21, 2009, the Venezuelan President announced in the council of Ministers a series of economic measures to face the reduction of oil prices. Among the measures announced, there is a VAT increase from 9% to 12% and the decree for minimum salary increase in 20%; 10% since May 2009 and the remaining 10% for September 2009.
(b)	Modification of the Terms and Conditions for the Creation and Operation of Mixed Companies
On September 28, 2009, Official Gazette N° 39.273, published the modification of the Agreement for the Creation and Functioning of Mixed Companies, establishing the new distribution percentages of the additional royalty of 3.33%, also known as special advantage which mixed companies must pay for oil activities. The Agreement’s amendment establishes that the distribution will be as follows: a) 2.22% for the Special Fund for People’s Power (Fondo Especial para el Poder Popular) (FOPO), directly administered by the National Government and will engage in projects for the so-called endogenous development pursuant to the guidelines of the National Development Plan, and b) the remaining 1.11% for the municipalities where the country’s oil activities are conducted, distributed with 30% for the municipalities where mixed companies’ primary activities are developed, and 70% for the rest of the municipalities where oil activities are conducted, in proportion to the population and each entity’s human development index.

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2009 and 2008
Legal Contributions
(c)	Special Contribution on Extraordinary Prices of the International Hydrocarbons Market Law
On April 15, 2008, Official Gazette 38.910 was published containing the Special Contribution on Extraordinary Prices of the International Hydrocarbons Market Law. Subsequently, Official Gazettes 38.939, dated May 27, 2008 and 38.970, dated July 10, 2008, as well as Resolutions 151 and 195 of MENPET were issued. This Law and its related resolutions establish a special contribution to be paid on a monthly basis by exporters or transporters of liquid hydrocarbons and derivatives to foreign countries. The amount of the contribution will be equivalent to a) 50% of the difference of the average monthly price of “Venezuelan basket” crude and the threshold price of $70 per barrel; and b) 60% of the difference of the average monthly price of “Venezuelan basket” crude and the threshold price of over $100 per barrel. This contribution will be made for each barrel of oil exported or transported to foreign countries and paid on a monthly basis by MENPET to FONDEN for performance of infrastructure, production and social development projects, as well as Community Power strengthening programs. This Law became effective on the date of its publication. The statements of comprehensive income for the years ended December 31, 2009 and 2008 includes under contributions for social development a total of $679 thousands (Bs.1,460 thousands) and $129,969 thousands (Bs.279,433 thousands), respectively, for this special contribution (see note 19).
(d)	Organic Law for Science, Technology and Innovation
In August 2005, the Organic Law on Science, Technology and Innovation was enacted. Under this law, beginning on January 1st, 2006, large corporations of the country must pay on an annual basis a sum equivalent to 0.5% of the gross income obtained within the national territory on any investment activities relating to science, technology and innovation. According to the law, large companies are those with gross annual income greater than 100,000 tax units (TU). Also, this law establishes large corporations carrying out activities established in the Organic Hydrocarbons Law and Hydrocarbon Gas Law must pay on an annual basis a sum equivalent to 2% of the gross income obtained in national territory from investment activities for science, technology and innovation. This contribution is directly undertaken by PDVSA on behalf of its subsidiaries.
(e)	Organic Law against Illegal Trafficking and Consumption of Stupefacient and Psychotropic Substances (LOCTICSEP)
On December 16, 2005, Official Gazette 38.337 was published containing the Organic Law against Illegal Trafficking and Consumption of Stupefacient and Psychotropic Substances, which supersedes the previous law dated September 30, 1993. The aforementioned Law establishes that all legal entities, private or public, with 50 or more employees must use 1% of the annual net income for integral social prevention programs against trafficking and consumption of illegal drugs, and from this percentage, 0.5% will be used for integral protection programs for children and adolescents. In the years 2009 and 2008, the Company recorded expenses of approximately $1,344 thousands (Bs.2,889 thousands) and $2,923 thousands (Bs.6,282 thousands), respectively, in this connection, under production, extraction and other taxes in the statements of income.
On May 31, 2006, the National Antidrug Office (ONA) published a notice extending the deadline to make those contributions; therefore, as of December 31, 2008, no payments were made for this concept.

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2009 and 2008
Presidential Decree No. 6.776, published in Official Gazette N° 39.211 dated July 1st, 2009, enacts the LOCTICSEP Partial Regulations. This decree is intended to define and establish the guidelines, mechanisms, modalities, ways and timeframes that must be followed by companies, both government and private companies, as mentioned in Articles No. 96 and No. 97 of this Law in order to comply with the obligation to pay the National Anti-Drug Agency (ONA) the contribution amounts as stipulated in the laws.
Rulings N° 007-2009 and N° 008-2009 were published by the ONA in Official Gazette N° 39.336 on December 29, 2009 specifying the rules and procedures for registration of taxpayers, as well as the collection procedures that must be followed, and control and monitoring of contributions provided for in Articles 96 and 97 of the Law.
(21)	Subsequent Events
(a)	Administrative Ruling 001-2010 issued by the National Antinarcotics Office (ONA)
On February 10, Official Gazette 39.366 was published including Administrative Ruling 001-2010, which established standards for admissable discounts to the contribution set forth in the LOCTICSEP and its Regulation in relation to proper payment of the amounts corresponding to fiscal years 2006, 2007 and 2008. This ruling establishes that the only amounts that may be discounted are amounts paid by taxpayers during the fiscal years of 2006, 2007 and 2008:
•	Performance of projects for comprehensive social prevention

•	Contributions under non-reimbursable technical assistance agreements.

•	Funding or performance of activities relating to comprehensive social prevention.
(b)	Foreign-Currency Exchange Agreement number 15
On January 27, 2010, as a result of a material error, a new publication of Foreign-Currency Exchange Agreement number 15 was made in Official Gazette N° 39.355, which had been originally published in Official Gazette N° 39.349, dated January 19, 2010. This agreement has new provisions and guidelines complementing the official currency exchange rates created by Foreign-Currency Exchange Agreement number 14 (see note 21-e). Its most relevant aspects are the following:
•
With regards to Value Added Tax (VAT), import of goods and services are subject to an exchange rate of Bs.2.60 per U.S. dollar and Bs.4.30 per U.S. dollar, depending on whether those goods and services correspond to the sectors of food, health, education, machinery and equipment, science and technology or any other sector, respectively. Export of goods and services are subject to an exchange rate of Bs.4.2893 per U.S. dollar.

•
For customs, the applicable exchange rate is Bs.2.60 per U.S. dollar for imports in the areas of food, health, education, machinery and equipment and science and technology or any other sector; and Bs.4.30 per U.S. dollar for other imports.

(c)	Employee Benefits
On January 20, 2010, PDVSA entered into a Collective Agreement effective until 2011, which introduced salary improvements and better social benefits for employees in the contractual payroll of Venezuela.

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2009 and 2008
(d)	Presidential Decree Restricting the Schedules of National, Central and Decentralized Administration Offices
Special Official Gazette N° 5.955, dated January 13, 2010, was published containing Decree N° 7.175, establishing a provisional measure for a term of 150 days restricting the schedule of National, Central and Decentralized Public Administration Offices, excluding dependencies or public offices and services deemed essential. Petroritupano, S.A. is exempt from this special schedule. Nevertheless, for the purpose of contributing to energy savings, the Company has established measures to save electricity in its facilities.
(e) Foreign-Currency Exchange Agreement number 14
On January 8, 2010, Official Gazette N° 39.340 was published containing Foreign-Currency Exchange Agreement number 14, effective as of January 11, 2010, which establishes exchange rates for purchase and sale of foreign currency by legal entities, as follows:
•
Payment of sale operations of foreign currency for imports of the food, health, education, machinery and equipment, and science and technology sectors, as well as payments for the non-petroleum public sector, will be made at an exchange rate of Bs.2.60 per U.S. dollar; all other sale operations of foreign currency will be made at an exchange rate of Bs.4.30 per U.S. dollar.

•
Payment of foreign-currency purchase transactions obtained: i) by the public sector other than those originating from import of hydrocarbons, regulated by Foreign-Currency Exchange Agreement number 9, will be made at an exchange rate of Bs.2.5935 per U.S. dollar; and ii) the remaining purchases of foreign currency will be made at an exchange rate of Bs.4.2893 per U.S. dollar.

•
Payment of foreign-currency purchase transactions originating from hydrocarbon exports, regulated by Foreign-Currency Exchange Agreement number 9, will be made at an exchange rate of Bs.4.2893 and Bs.2.5935 per U.S. dollar, as accorded by the BCV, in the proportions that the BCV may determine for payment of selling operations. The exchange rate is Bs.2.5935 per U.S. dollar and applies to at least 30% of foreign currency purchase transactions.

This agreement also establishes that purchase and sale operations of foreign currency requested from the BCV prior to this law will be paid at exchange rates of Bs.2.14/$1 and Bs.2.15/$1, respectively, as established in Foreign-Currency Exchange Agreement number 2, dated March 1st, 2005.
(f)	Recently Issued Accounting Pronouncements
In January 2010, the IASB issued an amendment to IFRS 1 First-Time Adoption of IFRS, exempting first-time adopters of IFRS from supplying additional information introduced in March 2009 to improve disclosures on Financial Instruments (Amendment to IFRS 7 Financial Instruments: Disclosures). The effective date of this amendments for first-time adopters of IFRS is July 2010, and early adoption is allowed.

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2009 and 2008
(22)	Summary of Differences Between Financial Statements and Accounting Records
The figures in the financial statements at December 31, 2009 and 2008, presented in this report, differ from those presented in the accounting records at those dates due to the recognition of tax obligations expenses, recording of adjustments related to current and deferred income tax expense and other accruals which were recorded after the date such financial statements were submitted to the CVP. The following is a summary of these adjustments
(in thousands):
Dollars —

	Balances
	according		Balances
	to accounting		according
	records	Adjustments	to this report
	debit	debit	debit
	(credits)	(credits)	(credits)
December 31, 2009
Statements of financial position
Deferred income tax	271,837	8,205	280,042
Recoverable value added tax	60,128	(2,869)	57,259
Accruals and other liabilities	(212,323)	(9,400)	(221,723)
Income tax payable	(5,768)	5,768	—

Statements of Comprehensive Income
Selling, administrative and general expenses	17,840	12,269	30,109
Income tax	(29,885)	(13,973)	(43,858)

December 31, 2008
Statements of financial position
Retained earnings at December 31, 2007	(315,433)	18,176	(297,257)

Statements of Comprehensive Income
Other expenses, net	9,563	(6,007)	3,556
Production, extraction and other taxes	368,009	(12,169)	355,840

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2009 and 2008
Bolivars —

	Balances
	according		Balances
	to accounting		according
	records	Adjustments	to this report
	debit	debit	debit
	(credits)	(credits)	(credits)
December 31, 2009
Statements of financial position
Deferred income tax	584,449	17,641	602,090
Recoverable value added tax	129,275	(6,168)	123,107
Accruals and other liabilities	(456,494)	(20,210)	(476,704)
Income tax payable	(12,401)	12,401	—

Statements of Comprehensive Income
Selling, administrative and general expenses	38,357	26,378	64,735
Income tax	(64,253)	(30,042)	(94,295)

December 31, 2008
Statements of financial position
Retained earnings at December 31, 2007	(678,181)	39,078	(639,103)

Statements of Comprehensive Income
Other expenses, net	20,561	(12,915)	7,646
Production, extraction and other taxes	791,219	(26,163)	765,056

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Statements of Income
Years ended December 31, 2008 and 2007
(In thousands of U.S. dollars)

	Note	2008	2007

Sales of crude oil	18	1,054,108	793,140

Costs and expenses:
Operating expenses	14-18	70,200	84,419
Depreciation and amortization	9	59,476	58,337
Selling, administrative and general expenses	12-14-16	37,925	20,484
Production tax and other taxes	8-b	355,840	281,990
Contribution for social development	18	129,969	—
Other expenses (income), net		3,556	(16,231)

		656,966	428,999

Results from operating activities		397,142	364,141
Finance income	3-b	(4,152)	(662)

Income before income tax		401,294	364,803
Income tax	8-a	60,131	104,558

Net income		341,163	260,245

The accompanying notes are an integral part of these financial statements.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Balance Sheets
December 31, 2008 and 2007
(In thousands of U.S. dollars)

	Note	2008	2007

Assets

Property, plant and equipment, net	9	483,990	439,623
Deferred tax assets	8-a	184,902	102,420
Recoverable value added tax	8-c	44,532	27,918

Total non-current assets		713,424	569,961

Inventories of materials and supplies		7,201	410
Accounts receivable from stockholders and related companies	18	627,820	879,185
Prepaid expenses and other	10	8,828	2,358
Financial assets	11	1,425	—
Cash and cash equivalents	12	37,497	69,386

Total current assets		682,771	951,339

Total assets		1,396,195	1,521,300

Stockholders’ Equity

Stockholders’ equity, see statement of stockholders’ equity	13	957,375	780,397

Liabilities

Non-current account payable to PDVSA Petróleo, S.A.	18	5,062	2,933
Accruals and other liabilities, net of current portion	15	19,483	16,781

Total non-current liabilities		24,545	19,714

Accounts payable	17	254,231	532,902
Dividends payable	13-d	—	71,110
Accruals and other liabilities	15	152,865	109,010
Income tax payable	8-a	7,179	8,167

Total current liabilities		414,275	721,189

Total liabilities		438,820	740,903

Total liabilities and stockholders’ equity		1,396,195	1,521,300

The accompanying notes are an integral part of these financial statements.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Statements of Stockholders’ Equity
Years ended December 31, 2008 and 2007
(In thousands of U.S. dollars)

		2008
		Capital		Retained earnings
		stock	Premium in				Total
		subscribed	issue of	Legal	Other		retained
	Note	and paid	shares	reserve	reserve	Unappropiated	earnings	Total
Balances at end of 2006		10,217	471,901	1,022	—	155,528	156,550	638,668
Net income for the year		—	—	—	—	260,245	260,245	260,245
Dividends paid	13-d	—	—	—	—	(118,516)	(118,516)	(118,516)

Balances at end of 2007		10,217	471,901	1,022	—	297,257	298,279	780,397
Net income for the year		—	—	—	—	341,163	341,163	341,163
Dividends paid	13-d	—	—	—	—	(164,185)	(164,185)	(164,185)
Transfer to other reserve	13-c	—	—	—	184,902	(184,902)	—	—

Balances at end of 2008		10,217	471,901	1,022	184,902	289,333	475,257	957,375

The accompanying notes are an integral part of these financial statements.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Statements of Cash Flows
Years ended December 31, 2008 and 2007
(In thousands of U.S. dollars)

	Note	2008	2007
Cash flows from operating activities:
Net income		341,163	260,245
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation and amortization	9	59,476	58,337
Asset retirement obligations	15-16	1,990	(209)
Deferred tax assets		(82,482)	(57,184)
Net changes in operating assets-
Accounts receivable from stockholders and related companies		(541,169)	(453,657)
Prepaid expenses and other		(6,470)	(2,358)
Inventories of materials and supplies		(6,791)	333
Recoverable value added tax		(16,614)	(20,373)
Purchase of financial assets		(1,425)	—
Net changes in operating liabilities-
Non-current account payable to PDVSA Petróleo, S.A.		2,129	(12,624)
Accounts payable		344,244	412,775
Income tax payable		(988)	(132,371)
Accruals and other liabilities		44,242	84,292

Total adjustments		(203,858)	(123,039)

Net cash provided by operating activities		137,305	137,206

Cash flows used in investing activities — acquisition of property, plant and equipment	9	(103,519)	(30,631)

Cash flows used in financing activities:
Contribution of shareholders		—	3,510
Dividends paid	13-d	(65,675)	(47,406)

Cash flows used in financing activities		(65,675)	(43,896)

Net increase (decrease) in cash		(31,889)	62,679
Cash and cash equivalents at beginning of year		69,386	6,707

Cash and cash equivalents at end of year		37,497	69,386

Supplemental disclosure:
Cash paid during the year for-
Income tax		143,601	153,575

The accompanying notes are an integral part of these financial statements.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
(1)	Reporting Entity
Petroritupano, S. A. (the Company) was incorporated as a result of the migration process from the operating agreement to mixed company after all the relevant approvals by the Venezuelan government, and it began operations since April 1°, 2006 in the area denominated Oritupano — Leona, located in Anzoátegui and Monagas States.
During the year 2005, the Ministry of People’s Power for Energy and Petroleum (MENPET) instructed the Boards of Directors of Petróleos de Venezuela, S.A. (PDVSA), and its subsidiary Corporación Venezolana del Petróleo, S.A. (CVP), for the conversion of the operating agreements of PDVSA Petróleo, S.A. (PDVSA Petróleo), a subsidiary of PDVSA, to mixed companies. On August 5, 2005, the following participants of the operating agreements of the Oritupano — Leona area: Petrobrás Energía, S. A.; APC Venezuela, S.R.L.; Venezuela US S.R.L. and Corod Producción, S. A. signed a transitory agreement with PDVSA Petróleo and CVP for the conversion of a mixed company which purpose is to carry out primary exploration activities in search for hydrocarbon wells, their initial extraction from natural wells, collection, transportation and storage, pursuant to Article 9 of the Organic Hydrocarbons Law.
The National Government filed on March 16, 2006 with the National Assembly through MENPET the model project contract for the incorporation of mixed companies between CVP and private investing companies taking part in operating agreements entered into with PDVSA Petróleo. In May 2006, the National Assembly agreed the incorporation, creation and operations of the Company in order to develop the abovementioned primary activities for a twenty-year period.
On March 31, 2006, Petrobrás Energía, S. A.; APC Venezuela, S.R.L.; Venezuela US S.R.L. and Corod Producción, S. A. signed jointly with PDVSA Petróleo and CVP a memorandum of understanding whereby, subject to all necessary approvals including the approval of the National Assembly of the Bolivarian Republic of Venezuela and the corporate approvals of the participating companies, they will have 40% and 60%, respectively, of participation on the Company’s capital stock. The mixed company will be in charge of conducting the primary activities provided in the model project contract for the incorporation of mixed companies, and their by-laws and incorporation document will be adjusted as per such model. In addition, pending to the approvals established in the memorandum of understanding, the parties agreed having reached an agreement regarding the basis of economic calculations for the commencement of operations of the mixed company, including the signing of the purchase/sale contract of hydrocarbons with PDVSA Petróleo, on April 1°, 2006.
The contract model for the creation of mixed companies establishes the automatic extinguishment of operating agreements since March 31, 2006, whereby the operating companies are not entitled to receive any compensation as a result of these agreements, except for any payments pending related to the first quarter of 2006 or to file any claim as a result of such extinguishment. In addition, it rules the transfer of ownership of assets operated at such date under these agreements, and that these be made immediately available to the mixed companies, for the development of their activities.
The main activities of Petroritupano, S. A. are ruled by the Organic Hydrocarbons Law, which came into effect in January 2002.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
Official Gazette Nº 38.443, published on May 24, 2006, contained the decree regarding the Partial Reform Law to the Organic Hydrocarbons Law. Among the most relevant aspects of this reform, there is the creation of the following taxes:
•
Extraction tax: establishes a rate of one third of the value of liquid hydrocarbons extracted from any reservoir, calculated over the same basis established in the Law for the calculation of the production tax. In calculating this tax, the taxpayer shall deduce the amount that had been paid for production tax, including any additional production tax paid.

•
Export registration tax: it establishes a rate of one over one thousand over the value of all hydrocarbons exported from any port of the Venezuelan territory, calculated over the sales price of such hydrocarbons.

(2)	Basis of Presentation
(a)	Statement of Compliance
The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs), issued by the International Accounting Standards Boards (IASB) and its interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB.
On June 11, 2009, the Board of Directors approved submitting to the consideration of the Stockholders’ Meeting the financial statements of the year 2008, which will be presented soon during such Stockholders’ Meeting and they are expected to be approved without any modification. The financial statements of the year ended December 31, 2007, were approved on October 20, 2008 by the Stockholders’ Meeting.
(b)	Basis of Measurement
The financial statements have been prepared on the historical cost basis, except for certain assets that have been adjusted to be presented at their fair value. Assets and liabilities measured and presented at their fair value are inventories and property, plant and equipment contributed by the stockholders at the beginning of the operations, and asset retirement obligations (see notes 9 and 16).
(c)	Functional and Presentation Currency
The financial statements are presented in thousands of U.S. dollars (dollar or $). The Company’s functional currency is the dollar, due to the fact that the main economic operational environment of the Company is the international market for upgraded crude oil and its products. In addition, a significant portion of costs, expenses and investments are denominated in dollars.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
(d)	Use of Estimates and Judgments
For the financial statements preparation pursuant to IFRS’s, management is required to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The Company applies its best estimates and judgments; however, actual results may vary from those estimates.
Estimates and related assumptions are based on the experience and some other factors that are deemed reasonable in the current circumstances, which result is the basis to form judgments on the carrying value of assets and liabilities that are not easily determinable by other sources. Estimates and assumptions are reviewed periodically, and the reviews of these accounting estimates are recognized in the same period and the future periods affected.
Significant areas of uncertainty and critical judgments in the application of accounting principles that have the most significant effect on the amounts recognized in the financial statements follow:
Notes 3(c) and 9 — Depreciation and amortization
Notes 3(d) and 16 — Accrual for asset retirement obligations
Note 6 — Determination of fair value
Note 3(g) — Impairment of assets
Note 8(a) — Deferred income tax.
(3)	Significant Accounting Policies
The accounting policies set out below have been applied consistently:
(a)	Currencies Other than the Dollar
Transactions in currencies other than the dollar are translated at the functional currency, using the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in currencies other than the dollar at the balance sheet date are translated to the functional currency, using the exchange rate in effect at such date (see note 5). Exchange incomes or losses resulting from the translation are recognized in the statement of income.
(b)	Financial Instruments
Non-derivative Financial Instruments
Non-derivative financial instruments are recognized initially at fair value, plus any direct transaction costs, subsequent to initial recognition. Non-derivate financial instruments are presented at fair value at the balance sheet date.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
A financial instrument is recognized when the Company is bound to or is engaged in the contractual clauses of it. Financial assets are reversed if the Company’s contractual rights on cash flows expire or if the Company transfers the financial asset to another entity without retaining the control or a significant portion of the risks and benefits of the asset. Purchases and sales of financial assets made using the usual procedures are accounted for at the negotiation date, which is generally the date when the Company commits to purchase or sell the asset. Financial liabilities are extinguished when the specific contractual obligation of the Company expires or is paid.
Finance Income
Finance income comprises interest income on funds invested. Interest income is recognized as it accrues in the results, using the effective interest method.
Financial Assets at Fair Value Through Profit or Loss
An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company investment strategy. Upon initial recognition attributable transaction costs are recognized in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Assets in this category are classified as current assets.
Other
Other non-derivative financial instruments are measured at amortized cost using the effective interest method, less any impairment losses.
(c)	Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation and losses due to impairment. The successful efforts method of accounting is used for oil and gas exploration and production activities. The costs of exploratory wells, plant and related equipments and the properties assigned to the exploitation of crude oil are assessed as part of the cost of the assets. The costs of exploratory wells are accounted for as assets until they are proved productive, otherwise, they are charged to operating expenses. Other exploratory expenditures, including the geological and geophysical costs are charged to operating expenses when incurred. Major maintenance costs or for a general repair are capitalized in the cases where these are identified as a separate component of the asset to which such maintenance or repair corresponds and are depreciated over the period between one maintenance and another. Expenditures for minor maintenance of the facilities, repairs and renewals carried out to maintain facilities in operating conditions are expensed when incurred.
The cost of replacing parts and improvement of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
Costs of property, plant and equipment also include, when relevant, the amounts associated with asset retirement obligations (see note 3 (d)).
Financing costs of projects that require high investments over long-term construction periods and the financing costs incurred for specific financing of projects are capitalized and amortized over the estimated useful lives of the assets.
The cost of assets built by the Company includes the financing cost, materials and direct labor as well as any other costs directly attributable to bringing the asset to a working condition. It also includes dismantling and removal costs at the location where built.
All disbursements related to the construction or purchase of property, plant and equipment in the stage prior to implementation are stated at cost as work in process. Once the assets are ready for use, they are transferred to property, plant and equipment and start to be depreciated or amortized.
When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.
Gain or loss generated from the sale or disposal of an asset of property, plant and equipment is determined by the difference between the amount received from the sale or disposal, if any, and the net carrying value of the asset, and it is recognized as part of other expenses (income), net in the statement of income.
Depreciation and amortization of capitalized costs of the wells and facilities of crude oil production equipment are determined using the units-of-production method by field, based on the proved developed reserves. The rates used are reviewed annually based on an analysis of the reserves and are applied retroactively at the beginning of the year.
The calculation of the depreciation of property, plant and equipment associated to the crude oil production, requires the quantification of proved developed reserves expected to be extracted in the future by the Company. The analysis of reserves is updated periodically in order to guarantee that any significant change in the estimates made be timely recognized in the Company’s financial statements.
Depreciation of property and equipment not related to exploration and exploitation of hydrocarbons is calculated based on the straight-line method using the estimated useful lives of fixed assets:

Years
Operating equipment	17 – 4
Computer equipment and vehicles	4
The useful lives of these property and equipment are reviewed annually.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
(d)	Cost Related to Asset Retirement Obligations
Petroritupano, S. A. capitalizes the estimated costs related to asset retirement obligations for exploration and production of oil and other industrial facilities, based on the future disposal plan of such assets. Cost is capitalized as part of the related long-lived asset and amortized with charge to the operating expenses during their remaining useful lives.
Asset retirement obligations are recognized at fair value at the date when such obligation is incurred, based on discounted future cash flows. The determination of fair value is based on the existing regulations and technologies.
(e)	Inventories of Materials and Supplies
Inventories of materials and supplies are presented at the lower of cost or net realizable value. The cost of inventories is based on the average method. The carrying amount of inventories does not exceed their recoverable value. During 2008 and 2007, the materials and supplies recognized as operating expenses amounted to $13,564 thousands and $10,131 thousands, respectively.
(f)	Cash Equivalents
Petroritupano, S. A. considers as cash equivalents all time deposits with original maturities of less than three months and available on a current basis.
(g)	Impairment of Assets
Financial Assets
Financial assets are assessed by the Company at the financial statement date, in order to determine whether there is objective evidence of impairment. A financial asset is impaired if there is objective evidence that one or more events have had a negative effect on the asset’s estimated future cash flows.
Significant financial assets are assessed individually in order to determine their impairment. The remaining financial assets with similar credit risks characteristics are assessed by groups.
Losses from impairments are recognized in the statements of income. The reversal of a loss from impairment occurs only when this can be objectively related to an event occurred after the date when the loss for impairment was recognized.
Non-Financial Assets
The carrying amounts of non-financial assets, excluding inventory and deferred tax, are reviewed at each reporting date to determine whether evidence of impairment exists. If any such indication exists then the recoverable amount of the asset is estimated.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
An impairment loss is recorded when the carrying amount of an asset or of its cash-generating unit exceeds the recoverable amount. A cash generating unit is the smallest group of assets identifiable generating cash flows substantially independent of other assets or groups of assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the related assets to estimated undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recorded for the amount by which the carrying amount of the asset exceeds the fair value of the asset. The cost of the relevant asset is presented net of this impairment charge.
Impairment is determined by the Company based on the cash generating units, in accordance with its business segments, geographical locations and the final use of the production generated by each unit. An impairment loss is reversed if there has been a change in the estimate used to determine the recoverable amount.
The management assesses annually the impairment in the value of property, plant and equipment. The main key assumptions used by the management in order to determine the recoverable amount of property, plant and equipment are the projections of income, oil prices, royalties, operating and capital costs and the discount rate. Likewise, the projections include the proved developed reserves that will be exploited during the estimated period of production of the field.
(h)	Employee Benefits and Other Postretirement Obligations
Following corporate instructions from PDVSA, the Company’s related entity PDVSA Petróleo assumed the employer condition of the workers that accepted their transfer and who work as assignees in the operations of Petroritupano, S. A. PDVSA Petróleo administrates and calculates the payroll of such workers and bills the Company for the costs corresponding to the direct and indirect labor; the latter recognizes such labor costs against a liability in favor of PDVSA Petróleo. The costs corresponding to the indirect labor are determined by PDVSA Petróleo according to the following accounting policies:
Severance Indemnities
Severance indemnities for labor terminations in Venezuela are recorded in accordance with Venezuelan Labor Law and the effective union contracts. Severance indemnities are deposited monthly in trust accounts on behalf of each employee.
On October 11, 2007, PDVSA signed a labor collective contract effective until year 2009, whereby salary improvements and social benefits are introduced for workers of the contractual payroll in Venezuela. The obligations resulting from the application of this collective contract are in effect since November 2007.
Short-term Benefits
Obligations due to short-term benefits, as employee’s bonuses, vacations and other benefits are accounted for as expenses as the related service is provided by the worker.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
Pension Plan
PDVSA’s net obligation for retirement benefits and other postretirement obligations as defined by contract is calculated for each participant in the plan, estimating the amount of future benefits that employees have acquired for their services during the current and prior periods; these benefits are discounted in order to determine their present value which is reduced by the fair market value of plan assets. The discount rate must reflect the yield which, at the date of the financial statements, is reflected by financial instruments issued by institutions with high credit ratings and having maturities similar to those of the obligations. The calculation is made by an actuary using the projected unit credit method.
Improvements to benefits of a plan, relating to the cost of past services, are recorded as an expense in the statement of income over the estimated period, until the benefits become vested. To the extent such benefits are vested, the expense is recorded immediately in the statement of income.
The Company records as either income or expense a portion corresponding to the amount of its unrecorded actuarial gains or losses, exceeding 10% of the greater of the following amounts:
•	The present value of defined benefit obligations; and

•	The fair value of the plan’s assets.
The resulting amount is divided between the average remaining service period of the employees participating in the plan. These limits are determined and applied separately for each of the defined benefit plans.
Other Postretirement Benefits
The net obligation for other postretirement benefits, other than the pension plan, contractually defined, is the amount of future benefits that employees have earned for their services during the current and prior periods. These benefits include mainly health and dental plan, funeral insurance and electronic meal card. The obligation is calculated using the projected unit credit method, and is discounted to reflect its present value and is reduced by the fair value of related assets, if any. The discount rate must reflect the performance of financial instruments issued by institutions of high credit rating at the date of the financial statements and having maturities similar to those of the obligations.
Cost of past services and actuarial gains or losses are recorded using the same methodology as used for the contractually defined benefit plan.
(i)	Provisions
A provision is recognized if, as a result of a past event, the Company has incurred a legal or formal obligation that it may estimate reliably, and it is probable that the disbursement of economic benefits be required to fulfill the obligation.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
According to the environmental policy established by Petroritupano, S. A. and the legal applicable standards, a liability is recognized when costs are probable and may be reasonably estimated. The disbursements relating to the preservation of the environment, linked to income for current or future operations are accounted for as expenses or assets, as required. Disbursements relating to past operations that do not contribute to the obtaining of current or future income are charged to expenses.
The creation of these provisions coincides with the identification of an obligation relating to environmental remediation, for which Petroritupano, S. A. has the adequate information to determine a reasonable estimate of the cost. Subsequent adjustments to estimates, if necessary, are recorded upon obtaining additional information.
(j)	Income Recognition
Revenues from the sale of hydrocarbons are recorded in the statement of income when the significant risk and rights of ownership have been transferred to PDVSA Petróleo and MENPET, according to the purchase agreement — sale of hydrocarbons signed between the Company and PDVSA Petróleo, and may be reasonably measured to the extent that it is probable that future economic benefits flow towards the Company. This income is calculated and accounted for at the transaction date, based on the specifications of such contract. The purchase agreement establishes that all export costs related to the export of crude oil sold to PDVSA Petróleo will be recognized by the Company as a reduction of its income.
In the case of income from activities other than the Company’s main business, it is recognized when income has been realized. Income is not recognized if there is significant uncertainty as to the recovery of the obligation acquired by the buyer.
(k)	Income Tax
Income tax expense comprises the current and deferred tax. Income tax expense is recognized in the results of each year, except when it refers to items that must be recognized directly in equity.
Current tax is the expected tax payable, calculated over the taxable income of the year, using the methodology established by the current legislation, effective tax rates a the balance sheet date and any adjustment to the tax payable from previous years.
Deferred income tax is accounted for using the balance sheet method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled, pursuant to the law. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
A deferred tax asset is recognized only up to the amount that it is probable that future taxable income is available on which to offset it. Deferred tax assets are reviewed at the financial statement presentation date and are reversed as the probability of realizing the related tax benefit is reduced.
Income tax arising from the distribution of dividends, determined on the basis of the tax law, is recorded as a liability when the liability to pay the related dividend is recognized.
(l)	Capital Stock
Ordinary shares are classified as equity. As of December 31, 2008 and 2007, the Company does not have preferred shares (see note 13 (a)).
(m)	Premium in Issue of Shares
The Company records as premium in issue of shares any excess of the contributions generated by the stockholder during the Company’s incorporation and the nominal value of shares at the incorporation date (see note 13 (b)).
(n)	Distribution of Dividends
Dividend distributions to the Company’s shareholders are recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders (see note 13 (d)).
(o)	Recently Issued Accounting Standards
Several new standards, amendments and interpretation to current standards are not effective for the year ended December 31, 2008 and have not been applied in preparation of these financial statements. The most significant standards for Petroritupano, S. A. are the following:
•
In March 2007, the IASB issued the International Accounting Standard Nº 23 revised Borrowing Costs (IAS 23), which eliminates the option to recognize financing costs in the statement of income and requires the companies to capitalize these directly attributable costs to the acquisition, construction or production of a qualified asset as a cost of this asset. This standard will be in effect for the economic period beginning on or after January 1°, 2009.

•
In July 2008, the IASB issued an amendment to International Accounting Standard 39 Financial Instruments: Recognition and Measurement (IAS 39), specifying situations in which inflation may be considered a hedged risk for hedge accounting purposes. Also, it establishes conditions for a company to use options as hedging instruments. This amendment will be effective for fiscal years beginning on or after July 1, 2009.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
•
In May 2008, the IASB published its annual project of improvements to IFRSs, introducing a series of amendments to existing standards and interpretations, not applicable to the year ended December 31, 2008. The most relevant changes for Petroritupano, S. A. are the following: IFRS 7 Financial Instruments: Disclosures; IAS 1 Presentation of Financial Statements; IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors; IAS 10 Events after the Balance Sheet Date; IAS 16 Property, Plant and Equipment; IAS 18 Revenue; IAS 23 Borrowing Costs; IAS 29 Reporting in Hyperinflationary Economies; IAS 34 Interim Financial Reporting; IAS 36 Impairment of Assets; IAS 39 Financial Instruments: Recognition and Measurement; and IAS 40 Investment Property. These changes will be effective for fiscal years beginning on or after January 1, 2009.

•
In February 2008, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 32 Financial Instruments: Presentation, which establish when certain financial instruments must be classified as liabilities or stockholders’ equity. It applies to financial instruments classified as stockholders’ equity, which include contractual clauses for repurchase or settlement by the issuer or, establish an obligation for the company to deliver part of its net assets, but only in the event of liquidation. These amendments will be effective for economic years beginning on or after January 1, 2009.

•
In September 2007, the IASB issued IAS 1 Revised Presentation of Financial Statements, which introduces a comprehensive statement of income including income or loss of the period and other comprehensive income, comprising items of income and expenses not recognized in the results of the period because of the requirements of other standards. Also, it establishes the change of “balance sheet” for “statement of financial position”. This revised standard will be effective for fiscal years beginning on or after January 1, 2009.

The Company completed its analysis of these standards and determined that they will not significantly affect the financial statements.
(4)	Foreign Exchange Agreement with the Central Bank of Venezuela (BCV)
Pursuant to Article 5 of Exchange Agreement Nº 9, companies created by entering into association agreements with Petróleos de Venezuela S.A. under the Organic Law Granting the State the Exclusive Right to Administer the Oil and Gas Industry -now derogated- and those mixed companies referred to in the Organic Law on Oil and The Organic Law on Gas, may have accounts in foreign currency in overseas banks or similar institutions abroad, with the purpose of making any necessary payments outside the Bolivarian Republic of Venezuela. These accounts will be supervised by the BCV, which will be responsible for issuing the relevant regulations. These companies are obliged to sell the remaining non used amounts of foreign currency to the BCV, at the exchange rate specified pursuant to Article 6 of the Exchange Agreement Nº 1 dated February 5, 2003.
Companies referred to in Article 5 of the Exchange Agreement N° 9 shall not be entitled to obtain foreign currency as granted by the Venezuelan Central Bank in order to cover for any obligations and payments in foreign currency, and are subject, under the regime set forth in this article, to the supervision mechanisms implemented by the relevant agencies.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
The local currency of the Bolivarian Republic of Venezuela is the Bolivar Fuerte (Bs.F.).
On March 1, 2005, the National Government and the BCV amended Exchange Agreement N°2 of February 6, 2004, fixing the exchange rates for the sale and purchase of foreign currency at Bs.F.2.15 and Bs.F.2.14 to $1, respectively.
In accordance with the legal agreement for the creation of mixed companies, Petroritupano, S. A.’ billing collections related to liquid hydrocarbons sales must be paid to the Company in dollars, currency that could be held by the Company in foreign bank accounts and used to pay foreign liabilities.
(5)	Balances in Currencies other than the Dollar
As of December 31, 2008 and 2007 Petroritupano, S. A. has the following monetary assets and liabilities denominated in bolivars, which are translated to dollars at the exchange rate prevailing at the balance sheet date (in thousands):

	2008		2007
	Dollars	Bolivars	Dollars	Bolivars
Monetary assets	243,441	523,398	336,679	723,860
Monetary liabilities	226,565	487,115	649,392	1,396,193

Net monetary assets (liabilities) position	16,876	36,283	(312,713)	(672,333)

The period-end exchange rate, the average annual exchange rate, the interannual increase in the exchange rate and the national consumer price index (NCPI) in 2008 and the Caracas consumer price index (CPI) in 2007 published by the BCV, were as follows:

	2008	2007
Exchange rate at year-end (Bs.F./$1)	2.15	2.15
Average annual exchange rate (Bs.F./$1)	2.15	2.15
Interannual increase in the exchange rate (%)	—	—
Interannual increase in the NCPI/CPI (%)	32	22
(6)	Determination of Fair Value
Some of the Company’s accounting policies and disclosures require the determination of fair value for assets and liabilities, both financial and non-financial. Fair values have been estimated for valuation purposes and/or disclosure, using the information available in the market, and following appropriate valuation methods. Additional information on the fair value estimation of assets and liabilities is disclosed in the specific notes to the financial statements.
The fair value of property, plant and equipment recognized as a result of a business acquisition is based fundamentally on the market value and other appropriate valuation methods. The market value of the asset corresponds to the estimated amount at which this could be exchanged at the valuation date between a willing buyer and a seller in a transaction in conditions of mutual independence, subsequent to an adequate trading where both parties have acted with knowledge, prudence and without obligation.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
The fair value of recoverable value added tax is determined discounting the carrying value, as per recoveries and estimated future collections, using interest rates applicable in the monetary market.
Balances in books of cash and cash equivalents, financial assets, accounts receivable from stockholders and related companies, accounts payable and accruals and the other liabilities approximate their fair value due to the short maturity of these instruments. The fair value of non-current account payable to PDVSA Petróleo, S.A. at December 31, 2008 and 2007, was determinated considering the interest rates, and contemplates any credit risk.
The fair value of derivative instruments is based on the estimated amount that the Company would receive or pay to terminate the agreements, taking into account current commodity prices and interest rates and the current creditworthiness of the counterparties.
(7)	Financial Risk Management
Petroritupano, S. A. is exposed to the following risks relating to the use of financial instruments:
•	Credit risk.
•	Liquidity risk.
•	Market risk.
This note presents information regarding the exposure of Petroritupano, S. A. to each risk mentioned, the Company’s objectives, the policies and procedures to measure and managing the risk and the management of capital. Further quantitative disclosures are included in these financial statements.
Petroritupano’s Board of Directors is responsible for establishing and supervising the Company’s risk management framework. The effect of the business risk is estimated in the strategic and budgetary planning processes, in order to have an integral view of its impact on the Company.
Risk management policies are established in order to identify and analyze the risks faced by the Company, fix adequate limits and risk controls, and monitor risks and the compliance with the limits. The policies and risk management systems are reviewed regularly in order for them to reflect the changes in the market conditions and the Company’s activities.
(a)	Credit Risk
It is the risk of financial loss faced by the Company if a client or counterparty in a financial instrument does not comply with its contractual obligations, and it is mainly caused by cash and cash equivalents and accounts receivable from customers. In order to mitigate the credit risk, cash equivalents are represented by high-quality instruments placed in diverse institutions. Likewise, there is a risk concentration of trade accounts receivable, due to the fact that 100% of the sales of crude oil production are delivered to the related company PDVSA Petróleo (see note 18).

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
(b)	Liquidity Risk
It is the Company’s risk as to failing to fulfill its financial obligations as these become due. The approach of Petroritupano, S. A. to manage the liquidity is to assure, to the greatest extent possible, that it will always count on the sufficient liquidity to comply with its obligations as these mature, both under normal conditions as under stressed conditions, without incurring unacceptable losses or risking the Company’s reputation.
The Company ensures having enough cash at sight in order to solve the expected operating expenses during a ninety-day period, including the payment of financial obligations; this excludes the possible impact of extreme circumstances that cannot be predicted reasonably, such as natural disasters.
(c)	Market Risk
It is the risk of changes in market prices, among them the exchange rates, interest rates or sales prices affecting the income of Petroritupano, S. A. or the value of the financial instruments it maintains.
The Company’s activities, the financial conditions and the operating results are proportional to the volumes of upgraded crude oil prices. These prices are cyclic and tend to be unstable, and therefore the primary risk of this business is the volatility of the upgraded crude oil prices.
PDVSA Petróleo, which is the main client of the Company, monitors constantly the market’s conditions in order to assure the placement of its crude oil production and its products the best way possible. In addition, the Bolivarian Republic of Venezuela is a member of the Organization of the Petroleum Exporting Countries (OPEC), through which agreements are signed to pursue stable prices for crude oil and its products.
(8)	Taxes
A summary of the taxes affecting the operations of Petroritupano, S. A. for the years ended December 31, 2008 and 2007 follows (in thousands of dollars):

	2008	2007
Income tax	60,131	104,558
Production tax and other taxes	355,840	281,990

	415,971	386,548

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
(a)	Income Tax
The estimated income tax expense for the years ended December 31, 2008 and 2007 is composed as follows (in thousands of dollars):

	2008	2007

Estimated income tax expense based on the period’s taxable income	142,613	161,742
Deferred tax benefit	(82,482)	(57,184)

	60,131	104,558

The Company’s tax period ends on December 31, each year.
During the years 2008 and 2007, the Company determined tax income of $285,226 thousands and $323,484 thousands, which caused an income tax expense of $142,613 thousands and $161,742 thousands, presented as part of the income tax payable net to tax paid in advance of $143,601 thousands and $153,575 thousands, respectively.
The Income Tax Law establishes that taxpayers shall made an initial inflation adjustment at closing of the first taxable period of non-monetary assets and liabilities pursuant to the Standards established in such Law. Likewise, taxpayers shall register before the Registry of Revaluated Assets during such period when they complete initial inflation adjustment. Such registration causes the obligation to pay a rate equivalent to 3% of the amount of the initial inflation adjustment caused by the depreciable fixed assets, payable up to three equal, annual and consecutive portions, which amounted to $1,676 thousands. The Law also establishes a regular inflation adjustment which will be included in the income reconciliation as a taxable or non-deductible item.
The Partial Reform of the Income Tax Law published in Official Gazette N° 38,529 dated September 25, 2006, derogated investment tax credits applicable to companies engaged in the exploitation of hydrocarbons and related activities.
The main differences between the amount of the income tax calculated based on the tax rate of 50% and the effective tax rate for the year ended December 31, 2008 and 2007 is presented as follows (in thousands, except the percentage):

	2008		2007
	%	Dollars	%	Dollars
Income before income tax	100	401,294	100	364,803
Income tax calculated based on the tax rate	50	200,647	50	182,402
Property, plant and equipment	(19)	(77,179)	(12)	(44,373)
Regular inflation adjustment	(18)	(73,443)	(8)	(30,012)
Other	2	10,106	1	(3,459)

	15	60,131	31	104,558

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
The deferred tax assets components as of December 31, 2008 and 2007 are composed as follows (in thousands of dollars):

	2008	2007
Property, plant and equipment, net	155,251	78,072
Asset retirement obligations, net	2,248	2,495
Contributions payable	—	118
Contribution for the Law on Science, Technology and Innovation	—	6,084
Contribution for the Law on Prevention of the Illicit Use of Stupefacient Psychotropic Substances	3,009	911
Accruals and other liabilities	24,394	14,740

	184,902	102,420

The components of the deferred tax (benefit) expense for the year ended December 31, 2008 and 2007 are composed as follows (in thousands of dollars):

	2008	2007
Property, plant and equipment, net	(77,179)	(44,373)
Assets retirement obligation, net	247	1,262
Contributions payable	118	(118)
Contribution of the Law on Science, Technology and Innovation	6,084	(6,084)
Contribution of the Law on Prevention of the Illicit Use of Stupefacient and Psychotropic Substances	(2,098)	(911)
Accruals and other liabilities	(9,654)	(6,960)

	(82,482)	(57,184)

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
(b)	Production and Other Taxes
A summary of the production and other taxes for the year ended December 31, 2008 and 2007, follows (in thousands of dollars):

	2008	2007
Crude oil production tax	317,736	238,828
Gas production tax	9,124	—
Production tax to municipalites	23,513	17,674
Production tax for endogenous development projects	11,756	8,836
Accrual for investment in endogenous projects	2,957	2,664
Contribution for the application of the Law on Science, Technology and Innovation (see note 19 (b))	(12,169)	12,169
Contribution of the Law on Prevention of the Illicit Use of Stupefacient and Psychotropic Substances	2,923	1,819

	355,840	281,990

Crude Oil and Gas Production Tax
Pursuant to Article 44 of the Organic Hydrocarbons Law, from any hydrocarbon volume extracted from any reservoir by mixed companies, the State has the right to a participation of 30% as production tax. During the year ended December 31, 2008 and 2007, Petroritupano, S. A. paid production tax for crude oil of $317,736 thousands and $238,828 thousands, respectively, through delivery of crude volumes to PDVSA Petróleo, S.A. on account of the MENPET. Also, in 2008 the Company received from MENPET, an additional production tax charge of $9,124 thousands on accumulated gas production, which was recognized in the results of the year.
Other Taxes
The Company is subject to the payment of some additional taxes, which are determinable based on: a) a participation as additional production tax of 3,33% over the volume of hydrocarbons extracted in the specified area, which will be distributed as follows: 2,22% directly to the municipalities composing the specified area, superseding the payments not received by such municipalities for the concept of municipal taxes and 1,11% for a fund to finance endogenous development projects pursuant the guidelines of the National Development Plan in the Relevant Region and; b) an amount equivalent to the difference, if any, between (i) 50% of the value of hydrocarbons extracted from the specified area during each calendar year and (ii) the sum of the payments made by Petroritupano, S. A. to the Bolivarian Republic of Venezuela, regarding the activity developed by the latter during such calendar year, for the production tax applicable on the hydrocarbons, including the ones mentioned above, and the investments in endogenous development projects corresponding to 1% of income before income tax. The additional tax shall be paid on April 20 each year, pursuant to the dispositions established in Annex F of the contract of conversion to mixed company.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
(c)	Value Added Tax
Official Gazette N° 38,632 of February 27, 2007 published the decrease of the Value Added Tax (VAT) rate from 14% to 11% with effectiveness since March 1°, 2007 until June 30, 2007 and to nine 9% since July 1°, 2007.
The Company is not subject to VAT withholdings from PDVSA, due to the fact that the natural hydrocarbon sales made by the mixed companies ruled by the Organic Hydrocarbons Law to PDVSA or to any of its subsidiaries are not subject to any tax rate, pursuant to the Law on the effective Value Added Tax.
Likewise, the Law establishes that mixed companies ruled by the Organic Hydrocarbons Law will be assimilated to the regular exporting taxpayers, in order to apply the tax credits recovery regime provided in current Law for the sales of hydrocarbons in the country to PDVSA or to any of its subsidiaries. At December 31, 2008, the Company had not requested the Venezuelan tax authorities the recovery of tax credits for VAT, amounting to $44,532 thousands and present it in balance sheet as non-current assets, due to the fact that the tax authorities were still defining the procedures for the tax credit recovery to be followed by the mixed companies.
(9)	Property, Plant and Equipment
Property, plant and equipment as of December 31, 2008 and 2007 include the following (in thousands of dollars):

	2008
				Cost
				associated with
	At			asset retirement
Cost	beginning	Acquisitions	Capitalizations	obligations	At end
Production equipment	303,037	—	7,580	324	310,941
Operating equipment	189,747	26	—	—	189,773
Computer equipment and vehicles	1,009	—	—	—	1,009
Works in process	54,715	103,493	(7,580)	—	150,628

Total as of December 31, 2008	548,508	103,519	—	324	652,351

	2008
			Depreciation
		Depreciation	associated to
Acumulated Depreciation	At	and amortization	obligation for		Net Book
and Amortization	beginning	expenses	disposal of asset	At end	Value
Production equipment	61,774	32,768	711	95,253	215,688
Operating equipment	46,803	25,877	—	72,680	117,093
Computer equipment and vehicles	308	120	—	428	581
Works in process	—	—	—	—	150,628

Total as of December 31, 2008	108,885	58,765	711	168,361	483,990

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007

	2007
					Cost
					associated with
	At				asset retirement
Cost	beginning	Acquisitions	Capitalizations	Transfers	obligations	At end
Production equipment	246,283	—	53,605	—	3,149	303,037
Operating equipment	190,074	—	—	(327)	—	189,747
Computer equipment and vehicles	682	—	—	327	—	1,009
Works in process	77,689	30,631	(53,605)	—	—	54,715

Total as of December 31, 2007	514,728	30,631	—	—	3,149	548,508

	2007
				Depreciation
		Depreciation		associated to
Acumulated Depreciation	At	and amortization	Transfer	obligation for		Net Book
and Amortization	beginning	expenses	of item	disposal of asset	At end	Value
Production equipment	29,464	34,628	—	(2,318)	61,774	241,263
Operating equipment	21,018	25,851	(66)	—	46,803	142,944
Computer equipment and vehicles	66	176	66	—	308	701
Works in process	—	—	—	—	—	54,715

Total as of December 31, 2007	50,548	60,655	—	(2,318)	108,885	439,623

(10)	Prepaid Expenses and Other
A summary of prepaid expenses and other as of December 31, 2008 and 2007 follows (in thousands of dollars):

	2008	2007
Insurances	982	1,240
Recoverable income tax	4,243	—
Recovery expenses	2,773	1,084
Advances to suppliers	527	—
Advances to employee travel expenses	303	34

	8,828	2,358

(11)	Financial Assets
As of December 31, 2008 the Company maintains unsecured debentures for $1,425 thousands classified as trading financial assets. The fair value of these investments is similar to its carrying value. On May 27, 2009 the Company sold these unsecured debentures.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
(12)	Cash and Cash Equivalents
A summary of cash and cash equivalents as of December 31, 2008 and 2007 follows (in thousands of dollars):

	2008	2007
Petty cash	2	2
Bank balances	37,495	359
Call deposits	—	69,025

	37,497	69,386

(13)	Stockholders’ Equity
(a)	Capital Stock
At December 31, 2008 and 2007, the Company’s nominal and legal capital stock is composed as follows:

				Capital
				subscribed
				and paid
	Number		Type	(in thousands
	of shares	%	of share	of dollars)
Corporación Venezolana del Petróleo, S.A. (CVP)	1,317,990	60%	A	6,130
Petrobrás Energía, S. A.	483,263	22%	B	2,248
Venezuela US S.R.L.	395,397	18%	B	1,839

	2,196,650	100%		10,217

As of December 31, 2008 and 2007, common shares have a value of $4.6511 each.
The incorporation document of Petroritupano, S. A., establishes that the Bolivarian Republic of Venezuela’s number of shares shall always represent at least a share percentage higher than 50% of the Company’s capital stock. Likewise, it establishes that in case of the Company’s liquidation, all assets shall be transferred to the class “A” stockholder, except for the cash available not reserved for the payment of expenses and obligations, which will be distributed to the stockholders in proportion to their participation in the Company’s capital stock.
(b)	Premium in Issue of Shares
During Extraordinary Stockholders’ Meeting held on October 6, 2006, a decision was made as to recognizing as a premium the additional contributions represented in property, plant and equipment for $470,249 thousands (stockholder “A”) and inventories of materials and supplies for $1,652 thousands (stockholders class “B”) in the issue of new shares, in proportion to the participation of each partner in the Company’s capital stock.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
(c)	Legal and Other Reserve

The legal reserve is a requirement established in the Venezuelan Code of Commerce, according to which, Venezuelan companies should reserve 5% of their net income until the legal reserve is equivalent to at least 10% of the capital stock in bolivars. The legal reserve cannot be distributed as dividends.

At December 31, 2008, the Company has a legal reserve of $1,022 thousands, which represents 10% of the capital stock.

As of December 31, 2008, following instructions of CVP, the Company recorded a reserve of $182,902 thousands for unrealized assets, such as deferred income tax assets. This reserve was debited from unappropiated retained earnings and credited to other reserve.

(d)	Dividends

Dividends are declared based on the financial statements expressed in bolivars, considering that they represent the presentation currency of the Company’s statutory financial statements and paid to the Company’s stockholders in bolivars. During an Extraordinary Stockholders’ Meeting held on October 20, 2008, it was agreed to the decree of dividends for $164,185 thousands. During an Extraordinary Stockholders’ Meeting held on August 1°, 2007, it was agreed to the decree of dividends for $118,516 thousands. During 2008 the Company paid $65,675 thousands to its stockholders class “B” ($47,406 thousands in 2007) and offset $169,620 thousands against accounts receivable from CVP (see note 18).

(14)	Employee Benefits and Other Postretirement Expenses
A summary of employee benefits and other postretirement expenses for the years ended December 31, 2008 and 2007 follows (in thousands of dollars):

	2008	2007
Salaries and wages	10,694	7,616
Costs of social security	1,520	769
Accrual for pension	2,129	—
Benefits derived from the Labor Law and collective convention	11,216	6,751

	25,559	15,136

Theses expenses are included as operating expenses and selling, administrative and general expenses in the statements of income.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
(15)	Accruals and Other Liabilities
A summary of accruals and other liabilities as of December 31, 2008 and 2007 follows (in thousands of dollars):

						Non -
	December 31,	Provision	Provision	December 31,	Current	current
	2007	made	used	2008	portion	portion
Production tax to municipalities	25,786	23,513	(8,790)	40,509	40,509	—
Production tax for endogenous development projects	11,092	11,756	(2,593)	20,255	20,255	—
Investments in endogenous projects	5,328	2,957	(2,478)	5,807	5,807	—
Application of the Law on Science, Technology and Innovation (see note 19 (b))	12,169	—	(12,169)	—	—	—
Application of the Law on Prevention of the Illicit Use of Stupefacient and Psychotropic Substances	3,095	2,923	—	6,018	6,018	—
Social fund withholding	2,905	12,100	(707)	14,298	14,298	—
Income tax withholdings	1,294	4,023	(4,526)	791	791	—
VAT withholdings	3,189	4,023	(5,844)	1,368	1,368	—
Reserve for abandonment of unproductive wells	3,193	434	(46)	3,581	—	3,581
Asset retirement obligations (see note 16)	13,588	2,314	—	15,902	—	15,902
Municipal tax withholdings	1,711	5,046	(6,404)	353	353	—
Other investments	6,995	84,829	(70,482)	21,342	21,342	—
Expenses	25,268	292,508	(275,974)	41,802	41,802	—
Other	10,178	567	(10,423)	322	322	—

Total accruals and other liabilities	125,791	446,993	(400,436)	172,348	152,865	19,483

Less current portion	109,010			152,865

Non — current portion	16,781			19,483

(16)	Asset Retirement Obligations
The movement of the accrual for asset retirement obligations for the years ended December 31, 2008 and 2007, follows (in thousands of dollars):

	2008	2007
Balance at beginning of year	13,588	10,648
Reestimation of the year	1,990	(209)
Additional provision in the year	324	3,149

Balance at the end of year	15,902	13,588

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
The business plan of Petroritupano, S. A. at December 31, 2008 establishes the conduction of drilling and production of hydrocarbons until the year 2025; the accrual for asset retirement obligations was calculated considering the disbursements made for this concept, associated to current wells.
(17)	Accounts Payable
Accounts payable as of December 31, 2008 and 2007 include the following (in thousands of dollars):

	2008	2007
Stockholders and related companies (see note 18)	227,466	508,726
Commercial suppliers	26,765	24,176

	254,231	532,902

(18)	Balances and Transactions with Related Entities
The Company maintains balances and carries out significant mercantile transactions with stockholders, related companies and entities, whose effects are included in its results and financial position.
The balances with related entities as of December 31, 2008 and 2007 follow (in thousands of dollars):

	2008	2007
Current accounts receivable-
PDVSA Petróleo	617,256	827,884
Consorcio Petrobras Energía, S. A.	222	28,215
Venezuela US, S.R.L.	—	23,086
PDV Insurance	7,156	—
Petrokariña, S. A.	2,816	—
Bielovenezuela, S. A.	213	—
Petrowayu, S. A.	129	—
Petrovenbras, S. A.	27	—

	627,820	879,185

Current accounts payable-
PDVSA Petróleo	209,987	456,297
MENPET	9,124	—
Consorcio Petrobras Energía — APC — Corod	—	702
Petrokariña, S. A.	7,717	—
Petrobras Inversiones y Servicios, S. A.	157	—
Petrovenbras, S. A.	419	—
Consorcio Petrobras Energía, S. A.	58	28,641
Venezuela US S.R.L.	4	23,086

	227,466	508,726

Non-current account payable to PDVSA Petróleo	5,062	2,933

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
The most significant transactions with related entities during the years ended December 31, 2008 and 2007 are summarized as follow (in thousands of dollars):

	2008	2007
Sales of crude oil to PDVSA Petróleo	736,372	554,312
Sales of crude oil as payment of production tax, delivered to PDVSA Petróleo	317,736	238,828
Contribution for social development	129,969	—
Labor cost	25,559	15,136
Operating expenses	16,227	26,836
Other taxes	50,272	43,161
Estimated income tax expense	142,613	161,742
Dividends paid	65,675	47,406
Loans received	—	109,214
Accounts receivable from PDVSA Petróleo, are related to sales of crude oil. In addition, the production corresponding to the rest of the income of Petroritupano, S. A. for the years ended December 31, 2008 and 2007 for $317,736 thousands and $238,828 thousands, respectively, was delivered to PDVSA Petróleo for the payment of the production tax to MENPET, in accordance with the agreement with such ministry (see note 8 (b)).
The Special Contribution on Extraordinary Prices of the International Hydrocarbons Market Law (SCEPIHML) and its related resolutions establish a special contribution to be paid on a monthly basis by exporters (see note 19(a)). Although the Company is not a direct crude exporter, it agreed with PDVSA Petróleo the payment of a contribution for Venezuelan social development equivalent to the amount of such SCEPIHML.
During the year 2008, PDVSA Petróleo, S.A. made payments on behalf of Petroritupano, S. A., for labor costs of approximately $25,559 thousands ($15,136 thousands in 2007), included in the statements of income under operating expenses and selling, administrative and general expenses.
As of December 31, 2008, the Company recorded a liability of $5,062 thousands ($2,933 thousands in 2007) corresponding to retirement benefits of staff transferred by PDVSA Petróleo, S.A. to Petroritupano, S. A., included in the balance sheet under non-current accounts payable to PDVSA Petróleo, S.A. and in the statement of income under selling, administrative and general expenses.
PDVSA Petróleo, S.A. employs all employees assigned to Petroritupano, S. A., and this related company bills monthly the cost of payroll and other labor benefits to the Company.
During the year ended December 31, 2008 the Company acquired insurance policies from PDV Company Ltd. for $1,963 thousands.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
As per instructions received from the management of Corporación Venezolana del Petróleo, S.A. (CVP), the Company proceeded to offset accounts receivable resulting from the sale of crude to PDVSA Petróleo against accounts payable from labor costs, operating expenses and dividends payable to CVP. At December 31, 2008 the balances of the settled accounts follows (in thousands of dollars):

Accounts receivable to PDVSA Petróleo	792,534
Accounts payable to PDVSA Petróleo	(622,914)
Dividends payable to CVP	(169,620)
Accounts payable to related entities at December 31, 2008 and 2007 correspond to disbursements carried out on account of Petroritupano, S. A. for operating expenses and selling, administrative and general expenses.
During the year ended December 31, 2008 and 2007, the Company’s directors have not received any remuneration.
(19)	Laws, Resolutions and Legal Contributions
(a)	Special Contribution on Extraordinary Prices of the International Hydrocarbons Market Law
On April 15, 2008, Official Gazette 38,910 published the enactment of the Special Contribution on Extraordinary Prices of the International Hydrocarbons Market Law. Subsequently, Official Gazettes 38,939, dated May 27, 2008 and 38,970, dated July 10, 2008, as well as Resolutions 151 and 195 of MENPET were issued. This Law and its related resolutions establish a special contribution to be paid on a monthly basis by exporters or transporters of liquid hydrocarbons and derivatives to foreign countries. The amount of the contribution will be equivalent to a) 50% of the difference of the average monthly price of “Venezuelan basket” crude and the threshold price of $70 per barrel; and b) 60% of the difference of the average monthly price of “Venezuelan basket” crude and the threshold price of over $100 per barrel. This contribution will be made for each barrel of oil exported or transported to foreign countries and paid on a monthly basis by MENPET to the Venezuelan Development National Fund (FONDEN) for performance of infrastructure, production and social development projects, as well as Community Power strengthening programs (see note 18). This law became effective on the date of its publication.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
(b)	Organic Law for Science, Technology and Innovation
In August 2005, the Organic Law on Science, Technology and Innovation was enacted. Under this law, beginning on January 1, 2006, large companies must pay on an annual basis an amount equivalent to 0.5% of the gross income obtained within the national territory on any investment activities relating to science, technology and innovation. According to the Law, large companies are those with gross annual income greater than 100,000 tax units (TU). Also, this Law establishes that large companies carrying out activities established in the Organic Hydrocarbons Law and Hydrocarbon Gas Law must pay on an annual basis an amount equivalent to 2% of the gross income obtained in the national territory from investment activities for science, technology and innovation. During 2008, PDVSA and its subsidiaries applied the legal principle of economic unit, whereby PDVSA offset any resulting liabilities with disbursements relating to investment activities for science, technology and innovation with no intercompany charges. In 2008, the Company applied the accrual of science, technology and innovation of $12.169 thousands as a credit to the 2008 production tax and other taxes.
(20)	Commitments and Contingencies
(a)	Claims
The Company is involved in claims and legal actions in the normal course of business. As of December 31, 2008 there are claims for $1,680 thousands. Company’s management is defending the cases vigorously, and based on the advice of its legal counsel, estimates that a possible obligation may, but probably will not require an outflow of resources from the Company.
(b)	Environmental Compliance
PDVSA and its subsidiaries are subject to various environmental laws and regulations which may require significant expenditures to modify facilities and prevent or remedy the environmental effects of waste disposal and spills of pollutants.
Petroritupano, S. A., along with its majority stockholder CVP, is taking important steps to prevent risks to the environment, people’s health, and the integrity of its facilities. PDVSA is in process of the implementation the Integral Risk Management System (SIR-PDVSA®) throughout the Company, which is expected to be completed in 2009. This management system is based on international practices and standards, such as ISO 9000 for control of documentation; ISO 14001 for environmental compliance; ISO 18000 and British Standard BS8800 for occupational health; and the guidelines of the American Petroleum Institute (API) for safety processes.
Conditions that require additional expenditures may exist at various sites including, but not limited to, the Company’s operating complexes and crude oil and petroleum storage terminals. Management believes that these matters, in the normal course of operations, will not have a material effect on the financial position and liquidity or operations of the Company.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
(21)	Subsequent Events
(a)	Presidential Instructions for Elimination of Luxury or Superfluous Consumption Tax for the National Public Sector
In Official Gazette 38,146, dated March 25, 2009, Decree of the Presidency of the Bolivarian Republic of Venezuela 6,649 was issued containing the Presidential Instructions for Elimination of Luxury or Superfluous Consumption Tax for the National Public Sector, applicable to all organizations and entities of the national public administration.
(b)	Economic Measures Announced by the National Government
On March 21, 2009, the President of the Republic, announced in the Council of Ministers a series of economic measures aimed at facing the fall in oil prices. These measures include the increase of VAT from 9% to 12% and the decree raising the minimum salary by 20%, 10% in May 2009 and the remaining 10% in September 2009.
(c)	Employee Benefits
In January 2009, the collective employment agreement expired, and PDVSA appointed a team of negotiators to guide a new discussion. Certain improvements are contemplated with respect to employees’ salaries and social benefits to be included in the new collective agreement for the 2009-2011 term.
(d)	Recently Issued Accounting Pronouncements
In January 2009, the IASB issued Interpretation 18 Transfers of Assets from Customers (IFRIC 18), applicable to fiscal years beginning on or after July 1, 2009. This interpretation is being analyzed by Company management.
In March 2009, the IASB issued changes to IFRIC 9 and IAS 39 to clarify the accounting treatment of embedded derivatives for companies classifying financial instruments at fair value in the statements of income. These provisions will be applied retrospectively to financial statements for years ended on or after November 30, 2009. This interpretation is being analyzed by Company management.

PETRORITUPANO, S. A.
(Subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2008 and 2007
(22)	Summary of Differences Between Financial Statements and Accounting Records
The amounts in the financial statements as of December 31, 2008 and 2007, presented in this report, defer from the amounts shown in the accounting records at such dates, due to the fact that certain adjustments relating to the accrual of the Organic Law on Science, Technology and Innovation, income tax payable and deferred income tax asset were recognized after year-end. The summary of such adjustments follows (in thousands of dollars):

	Balances according		Balances
	to accounting		according to
	records	Adjustments	this report
	debit	debit	debit
	(credit)	(credit)	(credit)
December 31, 2008
Balance sheet-
Retained earnings at December 31, 2007	(315,433)	18,176	(297,257)

Statements of income-
Other expenses (income), net	9,563	(6,007)	3,556
Production tax and other taxes	368,009	(12,169)	355,840

December 31, 2007
Balance sheet-
Deferred tax assets	111,047	(8,627)	102,420
Income tax payable	(10,787)	2,620	(8,167)
Retained earnings	(303,264)	6,007	(297,257)

Statements of income-
Income tax	98,551	6,007	104,558