Form 20-F
period 2010-12-31
Petrobras Argentina S.A.
filed 2011-06-17
CIK 1449877

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2010
Commission file number 333-155319
PETROBRAS ARGENTINA S.A.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
REPUBLIC OF ARGENTINA
(Jurisdiction of incorporation of organization)
Maipú 1, 22 S.S. Floor
(C1084ABA) Buenos Aires
Argentina
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange
Title of each Class	On Which Registered

American Depositary Shares, each representing 10 Class B shares of Petrobras Argentina S.A.	New York Stock Exchange

Class B shares of Petrobras Argentina S.A.	New York Stock Exchange*
*	Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the NYSE.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2010 was:
Petrobras Argentina S.A. Class B ordinary shares, nominal value Ps. 1.00 per share 1,009,618,410
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act.
Petrobras Argentina S.A. Yes ☑ No ☐
†	Petrobras Argentina S.A. is a well-known seasoned issuer as a successor issuer to Petrobras Energía Participaciones S.A., pursuant to Rule 12g-3 of the Securities Exchange Act of 1934.
If this report is an annual or transitional report, indicate by check mark if the registrant is not required to file reports pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934.
Petrobras Argentina S.A. Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:
Petrobras Argentina S.A. Yes ☑ No ☐
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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐ IFRS ☐ Other ☑
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Petrobras Argentina S.A.	Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
†	Petrobras Argentina S.A. is accelerated filer as a successor issuer to Petrobras Energía Participaciones S.A., pursuant to Rule 12g-3 of the Securities Exchange Act of 1934.
Indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17 ☐ Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Petrobras Argentina S.A. Yes ☐ No ☑

NOTE ON MERGER
This annual report on Form 20-F has been filed by Petrobras Argentina S.A. (“PESA”) (formerly Petrobras Energía S.A.). On January 30, 2009, separate shareholders’ meetings of Petrobras Energía Participaciones S.A. (“PEPSA”) and PESA approved their merger, pursuant to which PEPSA was merged and absorbed into PESA, the surviving company.
Shareholders of PEPSA have received shares of PESA (in the United States, in the form of American Depositary Receipts), and the American Depositary Receipts of PEPSA have been removed from listing on the New York Stock Exchange (the “NYSE”) and from registration with the U.S. Securities and Exchange Commission (the “SEC”). Following this exchange of shares, American Depositary Receipts, each representing 10 Class B shares of PESA, have been listed and began trading on the NYSE. PESA is the successor issuer to PEPSA, as contemplated by Rule 12g-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
All references in this annual report to:
“Petrobras Argentina”, “Petrobras Energía,” “PESA”, “the Company”, “we,” “us,” “our,” and similar terms refer to Petrobras Argentina S.A. and its subsidiaries, but excludes affiliates and companies under joint control. Prior to July 2003, PESA’s corporate name was Pecom Energía S.A. On March 27, 2009, the shareholders of PESA approved the change of the company’s corporate name from Petrobras Energía S.A. to Petrobras Argentina, S.A. See “Item 4—History and Development”.
“Petrobras Energía Participaciones,” and “PEPSA” refer to Petrobras Energía Participaciones S.A.. Prior to July 2003, the corporate name of PEPSA was Perez Companc S.A.
“Petrobras” refers to Petróleo Brasileiro S.A. — PETROBRAS.
“Argentine pesos”, “pesos” or “Ps.” refer to the currency of the Republic of Argentina.
“U.S. dollars,” “US$” or “U.S.$” refer to the currency of the United States of America.
“Argentina” refers to the Republic of Argentina, and “Argentine government” refer to the federal government of Argentina.
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
Certain statements contained in this annual report are forward-looking statements and are not based on historical facts, such as statements containing the words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed in “Item 3. Key Information—Risk Factors” and elsewhere in this annual report. Factors that could cause actual results to differ materially and adversely include, but are not limited to:
•	Changes in general economic, business, political or other conditions in Argentina or changes in general economic or business conditions in other Latin American countries;
•	The availability of financing at reasonable terms to Argentine companies, such as us;
•	The failure of governmental authorities to approve proposed measures or transactions described in this annual report;
•	Changes in the price of hydrocarbons and oil products;

•	Changes to our capital expenditure plans;
•	Changes in laws or regulations affecting our operations;
•	Increased costs; and
•	Other factors discussed under “Risk Factors” in Item 3 of this annual report.
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
Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

Item 3. KEY INFORMATION
SELECTED FINANCIAL DATA
The financial information set forth below may not contain all of the financial information that you should consider when making an investment decision. This information should be read in conjunction with, and is qualified in its entirety by reference to, the “Risk Factors” included in this annual report. See “Item 3—Risk Factors”. You should also carefully read our financial statements and “Item 5. Operating and Financial Review and Prospects” included in this annual report for additional financial information about us.
Our consolidated financial statements are prepared in accordance with regulations of the Comisión Nacional de Valores (the Argentine Securities Commission, or “CNV”), and, except for the matters described in Note 3 to our consolidated financial statements, with generally accepted accounting principles in Argentina (as approved by the Professional Council of Economic Sciences of the City of Buenos Aires, or its Spanish acronym “CPCECABA”), or Argentine GAAP. Argentine GAAP differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 20 to our financial statements provides a description of the principal differences between Argentine GAAP and U.S. GAAP, and Note 21 provides a reconciliation to U.S. GAAP of net income, shareholders’ equity and certain other selected financial data.
In compliance with Rule 3-09 of Regulation S-X, this annual report contains the audited financial statements of our equity investee, Petroritupano S.A.(“Petroritupano”), as of and for the year ended December 31, 2008 and the unaudited financial statements of Petroritupano as of and for the years ended December 31, 2009 and 2010. The independent registered public auditors of Petroritupano indicated in their report dated June 26, 2009 that Petroritupano had not complied with various formal tax duties, which, pursuant to current tax regulations, may give rise to the payment of sanctions and interest amounting to approximately US$24 million. The independent registered public auditors had noted that the accruals and other liabilities caption of the balance sheet as of December 31, 2008 and net income for the year then ended were understated and overstated by such amount, respectively. The unaudited financial statements of Petroritupano for 2009 includes the US$ 24 million adjustment to net income mentioned in the auditor’s report for the year ended December 31, 2008. We do not believe that this fact has had or will have a material impact on our financial results.
Consideration of the effects of inflation. Accounting practices
We maintain our statutory financial records in pesos. In addition, we present our consolidated financial statements in constant currency following the restatement method established by Technical Resolution No. 6 of the FACPCE and in accordance with CNV General Resolutions No. 415 and 441.
Under such method, the consolidated financial statements reflected the effects of the changes in the purchasing power of the Argentine peso through August 31, 1995. Starting September 1, 1995, under CNV General Resolution No. 272, we interrupted the use of this method and maintained the restatements made through such date.
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
On March 25, 2003, the PEN issued Decree No. 664 establishing that the financial statements for years ending as from such date be filed in nominal currency. Consequently, and under CNV Resolution No. 441, we no longer applied inflation accounting as from March 1, 2003.
According to inflation data published by the INDEC, from 2006 to 2010, the Argentine consumer price index increased 9.8%, 8.5%, 7.2%, 7.7% and 10.9%, respectively; and the wholesale price index increased 7.1%, 14.4%, 8.8%, 10.3% and 14.5%, respectively. Notwithstanding the above mentioned, reports published by the IMF states that private sector analysts believe that actual inflation is considerably higher than reflected in official data from 2007 onward.
Inflation could also affect the comparability among the different periods presented herein.

Information presented in US GAAP does not include any adjustment to eliminate the effects of inflation required under Argentina GAAP, as they are also permitted by Regulation S-X of the SEC.
Proportional consolidation of companies under which we exercise joint control
In accordance with the procedure set forth in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Science (or its Spanish acronym “FACPCE”), we have consolidated our financial statements line by line on a proportional basis with the companies in which we exercise joint control (other than Compañía Inversora en Transmisión Eléctrica Citelec S.A., or “Citelec”, which we sold on July 19, 2007). See “Item 5—Proportional Consolidation and Presentation of Discussion”. In the consolidation of companies over which we exercise joint control, the amount of the investment in the companies under joint control and the interest in their income (loss) and cash flows are replaced by our proportional interest in the subsidiaries assets, liabilities and income (loss) and cash flows. In addition, related party receivables, payables and transactions within the consolidated group and companies under joint control are eliminated on a pro rata basis pursuant to our ownership share in that company.

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
As of the date of this annual report, and according to the IFRS adoption plan, the Company is analyzing the effects of adopting the IFRS.
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
The proportional consolidation of Compañía de Inversiones de Energía S.A. (“CIESA”), another company under joint control in 2010, 2009, 2008, 2007 and 2006 under Argentine GAAP, has been reversed in the U.S. GAAP information. This reversal was a result of (1) CIESA having negative shareholders’ equity for each of those five years for purposes of U.S. GAAP, and (2) our not having assumed commitments to make capital contributions or to provide financial assistance to CIESA, which caused our interests in CIESA to be valued at zero.

The following tables set forth selected financial data (including data for joint control companies consolidated under the proportional consolidation method), as of and for the years ended December 31, 2010, 2009, 2008, 2007 and 2006. The balance sheet information below as of December 31, 2006 and the income statement information for the fiscal year then ended do not reflect the effects of the merger of PEPSA into PESA.
Petrobras Argentina S.A. — Income Statement Data

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(in millions of pesos, except for per share amounts and number
	of shares or as otherwise indicated)

Argentine GAAP:
Net sales	14,442	11,972	15,175	13,458	11,745
Cost of sales	(10,806)	(8,858)	(11,000)	(10,111)	(8,062)

Gross profit	3,636	3,114	4,175	3,347	3,683
Administrative and selling expenses	(1,746)	(1,668)	(1,758)	(1,465)	(1,281)
Exploration expenses	(190)	(336)	(238)	(172)	(117)
Other operating expenses, net	(258)	(192)	(231)	(177)	(135)

Operating income	1,442	918	1,948	1,533	2,150
Equity in earnings of affiliates	156	210	305	176	219
Financial expenses and holding losses, net	(401)	(701)	(782)	(495)	(504)
Other (expenses) income, net	(357)	1,288	(117)	139	99

Income before income tax and minority interest in subsidiaries	840	1,715	1,354	1,353	1,964
Income tax	(201)	(726)	(508)	(503)	(465)
Minority interest in subsidiaries	(29)	(64)	(70)	(88)	(83)

Net income	610	925	776	762	1,416

Basic/diluted earnings per share	0.604	0.916	0.769	0.755	1.403
Number of shares outstanding (in millions):
Class B	1,010	1,010	1,010	1,010	1,010

U.S. GAAP:
Net sales	13,236	10,017	12,639	10,926	9,646
Operating income	664	478	798	129	1,446
Income (loss) from continuing operations	486	175	167	(399)	977
Income (loss) from discontinued operations	47	(79)	267	375	318
Net income (loss)	533	96	434	(24)	1,295
Basic/diluted net income (loss) per share
Income (loss) from continuing operations	0.481	0.173	0.165	(0.395)	0.967
Income (loss) from discontinued operations	0.047	(0.078)	0.264	0.371	0.315

Petrobras Argentina S.A. — Balance Sheet Data

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(in millions of pesos, except for per share amounts and number
	of shares or as otherwise indicated)
Argentine GAAP:
Consolidated Balance Sheet
Assets
Current assets
Cash	581	327	492	98	86
Investments	2,325	1,243	989	1,094	1,512
Trade receivables	1,824	1,792	1,635	1,605	1,438
Other receivables	1,802	2,467	1,595	2,659	1,226
Inventories	1,099	1,011	1,536	996	843
Other assets	142	269	5	—	1

Total current assets	7,773	7,109	6,252	6,452	5,106
Non-current assets
Trade receivables	230	202	154	228	124
Other receivables	446	790	522	657	691
Inventories	81	82	95	100	81
Investments	3,351	3,709	3,477	3,270	3,630
Property, plant and equipment	10,789	11,128	12,556	10,609	10,838
Other assets	89	63	35	41	41

Total non-current assets	14,986	15,974	16,839	14,905	15,405

Total assets	22,759	23,083	23,091	21,357	20,511

Liabilities
Current liabilities
Accounts payable	1,926	1,607	1,873	1,728	1,475
Short-term debt	1,285	2,508	2,445	1,922	2,646
Payroll and social security taxes	270	260	351	261	276
Taxes payable	503	415	463	280	360
Reserves	162	124	125	124	95
Other liabilities	960	575	530	305	214

Total current liabilities	5,106	5,489	5,787	4,620	5,066
Non-current liabilities
Accounts payable	171	161	136	179	143
Long-term debt	4,257	4,590	5,152	5,430	4,716
Other liabilities	993	698	567	367	402
Taxes payable	1,102	1,451	1,501	1,428	1,492
Reserves	167	136	119	86	85

Total non-current liabilities	6,690	7,036	7,475	7,490	6,838

Total liabilities	11,796	12,525	13,262	12,110	11,904

Minority interest in subsidiaries	989	969	882	817	771
Total Shareholders’ Equity	9,974	9,589	8,947	8,430	7,836

Total liabilities and shareholders’ equity	22,759	23,083	23,091	21,357	20,511

Capital Stock	1,010	1,010	1,010	1,010	1,010

U.S. GAAP:
Total assets	19,772	20,161	20,502	19,343	18,049
Shareholders’ equity	9,864	9,537	8,886	8,689	7,786

EXCHANGE RATES
From April 1, 1991 until the end of 2001, Law No. 23,928 and Decree No. 529/91 (together, the “Convertibility Law”) established a fixed exchange rate under which the Central Bank of Argentina (the “Central Bank”) was obliged to sell U.S. dollars at a fixed rate of one peso per U.S. dollar. On January 6, 2002, the Argentine Congress enacted the Public Emergency and Foreign Exchange System Reform Law No. 25,562 (the “Public Emergency Law”), which suspended certain provisions of the Convertibility Law, including the fixed exchange rate of Ps. 1 to U.S.$1, and granted the Argentine government the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system, pursuant to the Public Emergency Law, the peso has been allowed to float freely against other currencies since February 2002.
The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in Argentine pesos per U.S. dollar and not adjusted for inflation. There can be no assurance that the Argentine peso will not depreciate or appreciate again in the future. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	Argentine peso per U.S. dollar
	High	Low	Average (1)	Period-end
Year ended December 31,

2010	3.99	3.79	3.91	3.98
2009	3.85	3.45	3.73	3.80
2008	3.47	2.98	3.16	3.45
2007	3.18	3.06	3.12	3.15
2006	3.11	3.03	3.08	3.07

Month:

May 2011	4,09	4,08	4.08	4.09
April 2011	4.09	4.05	4.07	4.08
March 2011	4.05	4.03	4.04	4.05
February 2011	4.03	4.01	4.02	4.03
January 2011	4.00	3.97	3.98	4.00
December 2010	3.99	3.97	3.98	3.98
November 2010	3.99	3.96	3.97	3.99

(1)	The figures provided represent the average of the exchange rates at the close of trading on each business day during the relevant period.

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
On December 3, 2001, the Argentine government imposed a number of monetary and currency exchange control measures, which included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad without the Central Bank’s prior authorization subject to specific exceptions for transfers related to foreign trade. The Central Bank has gradually eased these restrictions with a view to gradually normalizing the domestic exchange market, and as a result, most restrictions relating to the repayment of foreign creditors and the payment of dividends to foreign shareholders have been lifted. In June 2003 the Argentine government set restrictions on capital flows into Argentina, which mainly consisted of a prohibition against the transfer abroad of any funds until 180 days after their entry into the country. Furthermore, in June 2005 the Argentine government established further restrictions on capital flows into Argentina, including increasing the period that certain incoming funds must remain in Argentina to 365 calendar days and requiring that 30% of such incoming funds be deposited with a bank in Argentina in a non-transferable, non-interest bearing account for 365 calendar days. Export and import financing operations, as well as primary public offerings of corporate bonds listed on self-regulated markets, among others, are exempt from the foregoing provision.

RISK FACTORS
Factors Relating to Argentina
Political and economic instability in Argentina has affected and may continue to adversely affect our financial condition and results of operations.
We are an Argentine corporation (sociedad anónima). As of December 31, 2010, approximately 78% of our total assets, 83% of our net sales, 84% of our combined crude oil and gas production and 83% of our proved oil and gas reserves were located in Argentina. Fluctuations in the Argentine economy and actions adopted by the Argentine government have had and may continue to have a significant impact on Argentine companies, including us. Specifically, we have been affected and may continue to be affected by inflation, interest rates, the value of the peso against foreign currencies, price controls, regulatory policies, business and tax regulations and in general by the political, social and economic scenario in Argentina and in other countries that may affect Argentina.
The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation.
During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis. See “Item 4—Business Overview—Our Principal Market”. The crisis had significant and adverse consequences on our company, including (i) losses derived from the effects of the peso devaluation on our affiliates and our affiliates’ net borrowing position, which primarily was denominated in U.S. dollars, (ii) the impairment of the book value of certain gas areas and tax assets due to material changes in the prospects of our operations, (iii) a decrease in U.S. dollar cash flows due to the imposition of export taxes, (iv) limits on the availability in the financial market to renew our short-term lines of credit and the current portion of our medium and long-term financings at maturity and (v) restrictions on our ability to pass through the effects of inflation to the prices of products sold by us in the domestic market. In 2002, we reported a significant net loss and our liquidity was adversely affected. Within this context and in order to secure compliance with our financial commitments, we reduced our investment plan and reached an agreement with our financial creditors and holders of notes to extend the maturity profile of a substantial portion of our debt, at face value. As a result, capital expenditures in 2002, net of divestments, totaled only Ps. 139 million, a relatively low amount compared to our historical average investment.
During 2008 and 2009, the Argentine economy suffered a new deceleration of activity caused by local and external factors, including an extended drought and effects from a global economic crisis. Real Gross Domestic Product (“GDP”) growth recovered in 2010, at an annual rate of 9.2% according to the Ministry of Economy. Nevertheless, uncertainty remains as to whether Argentina’s long-term growth will not be adversely affected by continued inflationary pressures, the loss of competitiveness and the lack of a legal framework that is suitable to attract foreign investments.
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
The prospects for Argentine companies of accessing financial markets might be limited in terms of the amount of financing available, and the conditions and cost of such financing. The default on the Argentine sovereign debt at the end of 2001, the global economic crisis that started in the fourth quarter of 2008 and the resulting international stock market crash and the insolvency of major financial institutions toward the end of 2008, have limited the ability of Argentine companies to access international financial markets as they have in the past. Since June 2009, a greater number of Argentine companies have gained access to the international capital markets, albeit at conditions more onerous than competitors based in other countries in the region.

Our ability to execute and carry out our strategic business plan depends upon our ability to obtain financing at a reasonable cost and on reasonable terms. In recent years, we have regularly obtained financing from the private pension fund system in Argentina, which has been a significant purchaser of our debt and shares. However, in November 2008 the Argentine National Congress passed a law eliminating the private pension system, mandating that funds administered by the private Retirement and Pension Funds Administrators (the “AFJP”), be transferred to a new administrator, the National Social Security Administration (Administración Nacional de la Seguridad Social, or “ANSES”). Because the private pension funds until that moment had been major institutional investors in the Argentine capital markets, the transfer of their assets to a state-run administrator has led to a decline in liquidity in the local capital markets, and may limit the sources of financing for Argentine companies, including us. If we are unable to gain access to international or local financial markets to refinance our indebtedness at reasonable cost and on reasonable terms, we may have to reduce our projected capital expenditures, which, in turn, may negatively affect the implementation of our business plan.
Fluctuations in the value of the peso may adversely affect the Argentine economy, our financial condition and the results of operations.
The value of the peso has fluctuated significantly in the past and may do so in the future. Since the end of the of Ps. 1.00 to U.S.$ 1.00 parity in January 2002, the peso has fluctuated significantly in value. As a result, the Central Bank has taken several measures to stabilize the exchange rate. The marked devaluation of the peso in 2002 had a negative impact on the ability of the Argentine government and companies to honor their foreign currency-denominated debt, led to very high inflation initially and had a negative impact on businesses whose success depends on domestic market demand, including public utilities.
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
In addition, according to inflation data published by the Instituto Nacional de Estadística y Censos (the national statistics and census institute, or “INDEC”), from 2006 to 2010, the Argentine consumer price index increased 9.8%, 8.5%, 7.2%, 7.7% and 10.9%, respectively; and the wholesale price index increased 7.1%, 14.4%, 8.8%, 10.3% and 14.5%, respectively.

Uncertainty surrounding future inflation may result in slowed economic activity and reduced growth. A high inflation environment could also undermine Argentina’s foreign competitiveness by diluting the effects of the peso devaluation, with negative effects on the level of economic activity and employment. Sustained inflation in Argentina, without a corresponding increase in the price paid by consumers for our products in the local market would have a negative effect on our results of operations and financial condition. We cannot estimate how our activities and results of operations will be affected by inflation in the future.
Exchange controls in Argentina may impair our ability to service our foreign currency-denominated debt obligations and pay dividends.
After December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks, the obligation to deposit foreign currency from exports with the Central Bank, restrictions on the transfers of funds abroad as well as restrictions relating to the servicing of foreign debt. The Central Bank has since issued a number of regulations aimed at gradually normalizing the domestic exchange market and, as a result, most restrictions in connection with the repayment of foreign creditors and the payment of dividends to foreign shareholders have been lifted. Nevertheless, certain exchange controls, including those imposed on foreign loans to the Argentine private sector, remain in place, with related requirements concerning the term of such loans, their denomination and transferability. See “Item 3— Exchange Rates—Exchange controls,” and “Item 5—Description of Indebtedness”.
As a result of political and economic instability in Argentina, the Argentine Government may impose exchange controls and other related measures. If the Argentine government imposes exchange controls and other restrictions on the transfer of funds, we may be unable to make principal or interest payments on our debt when it becomes due or to pay dividends.
Factors Relating to Our Business
Substantial or extended declines and volatility in the prices of crude oil, oil products and natural gas may have an adverse effect on our results of operations and financial condition.
A significant amount of our revenue is derived from sales of crude oil, oil products and natural gas. Factors affecting international prices for crude oil and related oil products include: political developments in crude oil producing regions, particularly in the Middle East; the ability of the Organization of Petroleum Exporting Countries (“OPEC”) and other crude oil producing nations to set and maintain crude oil production levels and prices; global and regional supply and demand for crude oil; competition from other energy sources; domestic and foreign government regulations; weather conditions and global conflicts or acts of terrorism. We have no control over these factors. Changes in crude oil prices generally result in changes in prices for related products. International oil prices have fluctuated widely over the last ten years.
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
Our crude oil and natural gas reserves estimates involve some degree of uncertainty which could adversely affect our ability to generate income.
The proved crude oil and natural gas reserves set forth in this annual report account for our estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable from known reservoirs under existing economic and operating conditions according to applicable regulations. Our proved developed crude oil and natural gas reserves are those that can be expected to be recovered through existing wells with existing equipment and operating methods. See “Item 4—Oil and Gas Exploration and Production—Reserves”.
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
In recent years, we have experienced a decline in reserves and production, including as a result of the sale of our interest in PVIE and new regulations in Bolivia which prevent us from accounting for reserves (see “Item 4— Business Overview—Reserves—Internal Control over Proved Reserves”). The possibility of replacing our crude oil and gas reserves in the future is dependent on our ability to access new reserves, both through successful exploration and reserve acquisitions. We consider exploration, which carries inherent risks and uncertainties, our main vehicle for future growth and reserves replacement.
Without successful exploration activities or reserve acquisitions, our proved reserves will decline as our oil and gas production will be forced to rely on our current portfolio of assets.
We cannot guarantee that our exploration, development and acquisition activities will allow us to offset the decline of our reserves. If we are not able to successfully find, develop or acquire additional reserves, our reserves and therefore our production may continue to decline and, consequently, this may adversely affect our future results of operations and financial condition.
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
In April 2004, to facilitate the recovery of natural gas prices, the Argentine Secretary of Energy (the “SE”) entered into an agreement with natural gas producers requiring them to sell a specified amount of gas in the local regulated market. During 2006, the SE required producers to redirect gas earmarked for export to supply local thermal power plants and gas distribution companies. In January 2007, the SE confirmed that the ability to export hydrocarbons would be subject to the satisfaction of domestic demand and that export would have to be authorized on a case-by-case basis by the SE. These measures prevent us from benefiting from higher margins in the international markets. In 2007, upon the expiration of the aforementioned agreement, the Argentine government and producers signed a new agreement effective until 2011 aimed at securing the domestic supply of gas.
Under these agreements, temporary limits on certain natural gas exports have been imposed to avoid a crisis in the local supply of natural gas, depriving us of higher margins in the international markets.
Pursuant to Resolution No. 1679/04, since December 2004, producers must obtain the approval of the Argentine government prior to exporting crude oil or diesel oil. To obtain this approval, exporters must demonstrate that they have either satisfied local demand requirements or have granted the domestic market the opportunity to acquire oil or diesel oil under terms similar to current domestic market prices and, in the case of diesel oil, they must also demonstrate, if applicable, that commercial terms offered to the domestic market are at least equal to those offered to their own gas station network. Furthermore, in December 2006, pursuant to Resolution No. 1338/06, the SE extended these regulations to the export of gasoline, fuel oil and fuel oil mixtures, diesel oil, aero kerosene, jet fuel, lubricants, asphalts, coke and by-products for use in the petrochemical industry. In January 2008 the Argentine government temporarily prohibited the exports of gasoline and diesel oil until the domestic market was fully supplied at the prices in force on October 31, 2007.
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
On March 1, 2002, the Argentine government imposed a withholding tax on exports of hydrocarbons, initially lasting five years. This tax framework has prevented us from benefiting from significant increases in international prices for oil, oil related products and natural gas, hindered us from offsetting sustained increases in costs endemic to the energy industry, and materially affected our competitiveness and results of operations. Effective November 2007, the Ministry of Economy and Production (the “Ministry of Economy”) adopted a more onerous method for calculating withholding taxes on exports of crude oil and certain oil by-products. See “Item 5—Factors affecting our consolidated results of operations—Regulations of the Energy Industry in Argentina—Withholding Taxes on Exports”.
We cannot assure you that the Argentine government will reduce current export tax rates or will not increase them further. We cannot predict the impact that any changes may have on our results of operations and financial condition.
Limitations on local pricing in Argentina may adversely affect our results of operations.
In recent years, due to regulatory, economic and government policy factors, our domestic gasoline, diesel and other fuel prices have frequently lagged substantially behind prevailing international and regional market prices for such products, and our ability to increase prices has been limited. Likewise, the prices at which we sell natural gas in Argentina (particularly to the residential sector) are subject to government regulations and currently are substantially below regional market prices for natural gas. For additional information on domestic pricing for our products, see “Item 5—Factors Affecting our Consolidated Results of Operations—Regulation of the Energy Industry in Argentina” and “Item 4—Regulation of our Business—Argentine Regulatory Framework.”
We cannot assure you that we will be able to increase the domestic prices of our products, and limitations on our ability to do so would continue to adversely affect our financial condition and results of operations. Similarly, we cannot assure you that hydrocarbon prices in Argentina will match the increases or decreases in hydrocarbon prices at the international or regional levels.
Oil and gas prices could affect our level of capital expenditures
The prices that we are able to obtain for our hydrocarbon products affect the viability of investments in new exploration, development and refining, and as a result the timing and amount of our projected capital expenditures for such purposes. We budget capital expenditures by taking into account, among other things, market prices for our hydrocarbon products. In the event that current domestic prices decrease, our ability to improve our hydrocarbon recovery rates, identify new reserves and carry out certain of our other capital expenditure plans is likely to be affected, which, in turn, could have an adverse effect on our results of operations.

The Argentine government and our affiliated utility companies are in the process of renegotiating utility contracts, and the recoverability of our investments in these affiliates depends on the successful completion of these negotiations.
The macroeconomic situation of the country after the enactment of the Public Emergency Law impacted the economic and financial condition of utility companies in Argentina. The combined effect of (i) the peso devaluation, (ii) the pesification of rates on a one-to-one basis and (iii) financial debts primarily denominated in foreign currency, adversely affected the utility companies’ financial condition, results of operations and ability to satisfy financial obligations and pay dividends. Although some of these utility companies have been successful in restructuring their indebtedness, their return to financial stability and profitability on a long-term basis depends on a successful negotiation of tariff increases with the Argentine government. The Utilities Contract Renegotiation and Analysis Committee (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos) (“UNIREN”), created by the Argentine government to provide assistance in the negotiation process, execute comprehensive or partial agreements with utility companies and submit regulatory projects related to provisional rate adjustments, has been engaged in a renegotiation of contracts with our affiliates Edesur S.A. (“EDESUR”) and Transportadora de Gas del Sur S.A. (“TGS”). See “Item 4—Gas and Energy—Gas Transportation-TGS—Tariff Renegotiation Process” and “Gas and Energy— Electricity—Electricity Distribution: EDESUR” and “Regulation of Our Business—Argentine Regulatory Framework—Natural Gas and Electricity”.
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
Our operations are concentrated in Latin America, a region that has experienced significant economic, social, political and regulatory volatility. In recent periods, many governments in Latin America have taken steps to assert greater control or increase their share of revenues from the energy sector, spurred by soaring oil and gas prices and nationalist politics. See “Item 4—Regulation of our Businesses—Venezuela and Bolivian Regulatory Framework.
These risks are evidenced by changes in business conditions that we have experienced in Venezuela, Bolivia and Ecuador. See “Item 5—Factors affecting our Consolidated Results of Operations” See “Item 4—Oil and Gas Exploration and Production—Production—Production Outside of Argentina”.
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
In 2008 unionized employees went on strike over salary increases, adversely affecting our operations. In 2008, in the Austral basin in Argentina, the pace of production slowed as a result of the labor strike held by our contractor’s employees throughout May 2008, with an adverse impact on production levels in subsequent months. During 2009 and 2010, to a lesser extent, gas production in the Austral basin was affected by labor strikes by contractors’ personnel. See “Item 6— Employees”.
We do not maintain insurance coverage for business interruptions, including business interruptions caused by labor actions. Strikes, picketing or other types of conflict with the unionized personnel may adversely affect our results of operations and financial condition.

Our operations could cause environmental damage, and any changes in environmental laws may increase our operational costs.
Some of our operations are subject to environmental risks that may arise unexpectedly and result in material adverse effects on our results of operations and financial condition. In addition, the occurrence of any of these risks could result in personal injuries, loss of life, environmental damage, clean-up and repair expenses, equipment damage and liability in civil and administrative proceedings. We cannot assure you that we will not incur in additional costs related to the environment in the future, which could negatively impact our results of operations and financial condition. In addition, we cannot assure that the insurance coverage that we maintain is adequate to cover the losses that may potentially arise from these environmental risks.
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

Item 4. INFORMATION ON THE COMPANY
HISTORY AND DEVELOPMENT
History
Petrobras Argentina S.A.
PESA is a corporation (sociedad anónima) organized and existing under the laws of the Republic of Argentina and registered on November 17, 1947 with the Public Registry of Commerce, under No.759, page 569, Book 47, Volume A, with a term of duration expiring June 18, 2046. Our principal place of business is located at Maipú 1, (C1084ABA), Buenos Aires, Argentina. Telephone: 54-11-4344-6000, fax 54-11-4344-6315 and web site at www.petrobras.com.ar. Our process agent in the U.S. for certain contracts is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011. Our authorized representative in United States for our registration statement with SEC is Puglisi Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.
We are an integrated energy company, engaged in oil and gas exploration and production, refining, petrochemicals, electricity generation, transmission and distribution and hydrocarbon marketing and transportation. As of December 31, 2010, we maintain operations in Argentina, Bolivia, Brazil, Ecuador, Mexico and Venezuela. Our operations are currently divided into four business segments that are in turn supported by corporate functions. The four business units are: (1) oil and gas exploration and production, (2) gas and energy, (3) refining and distribution, and (4) petrochemicals.
PESA was founded in 1946 under the name “Compañía Naviera Pérez Companc” as a shipping company by the Perez Companc family. In the mid-1950’s, the Company began its forestry operations when it acquired an important forestry area in northeastern Argentina. In the 1960s, it began servicing oil wells; over time, its maritime operations were gradually discontinued and replaced by oil-related activities.
The development of our oil and gas business is marked by two significant events. The first occurred in 1991 when we were awarded concessions to operate Puesto Hernández, one of the most important oilfields in Argentina in terms of reserves and production, located in the provinces of Neuquén and Mendoza, and the Faro Vírgenes and Santa Cruz areas in the Austral basin, located in the province of Santa Cruz. As a result of these concessions, we have become one of the largest oil and gas producers in Argentina.
The second event that was a key factor in our oil and gas operations growth abroad occurred in March 1994 when PESA was awarded the Oritupano-Leona area in Venezuela. This was the first step towards a significant regional expansion of our businesses.
Between 1990 and 1994, many state-owned enterprises were privatized in Argentina. As a result, PESA acquired interests in companies operating in the natural gas transportation and distribution, electricity generation, transmission and distribution, oil transportation, storage and shipment and refining sectors. These activities have formed our core business.
PESA has in the past conducted operations in other industries, including construction, real estate, telecommunications, mining and agriculture. Beginning in 1997, and through successive divestments, PESA restructured its business strategy with a focus on the energy sector. As a result of these divestitures and the development of our energy businesses, PESA has become a vertically-integrated energy company.
Merger between Petrobras Energía S.A., Eg3 S.A., Petrobras Argentina S.A. and Petrolera Santa Fe S.R.L.
On January 21, 2005, the shareholders’ meetings of Petrobras Energía S.A. (“PESA”), Eg3 S.A. (“Eg3”), Petrobras Argentina S.A. (“PAR”) and Petrolera Santa Fe S.R.L. (“PSF”), approved the merger of these companies, pursuant to which Petrobras Energía S.A. was the surviving company, having absorbed Eg3, PAR and PSF. The effective merger date was set at January 1, 2005, and as of that date, all assets, liabilities, rights and obligations of the absorbed companies were assumed by PESA.
Change of corporate name
On March 27, 2009, the general regular and special shareholders’ meeting of PESA approved the change of the Company’s corporate name to Petrobras Argentina S.A. On July 19, 2010, the Argentine Securities Commission (in Spanish, Comisión Nacional de Valores, the “CNV”) notified PESA of the registration of the change of its corporate name with the Superintendency of Legal Entities (in Spanish, the Inspección General de Justicia, the “IGJ”).

Corporate reorganization of PESA and PEPSA
On January 30, 2009, the special shareholders’ meetings of PESA and PEPSA approved the merger of these two companies, pursuant to which PEPSA was merged and absorbed into PESA, being PESA the surviving company. The effective merger date was set at January 1, 2009, and as of that date all assets, liabilities, rights and obligations of the absorbed company were incorporated into Petrobras Energía. Immediately following the merger, Petrobras continued holding 67.2% of the outstanding shares of Petrobras Energía. The Board of Directors of Petrobras Energía and Petrobras Energía Paticipaciones approved the merger agreement between the two companies on April 14, 2009. This reorganization was authorized by Resolution No. 16,131 of the CNV and subsequently registered with the IGJ.
As a result of this corporate reorganization, shareholders of PEPSA received shares of PESA (in the United States, in the form of American Depositary Receipts), and the American Depositary Receipts of PEPSA were removed from listing on the NYSE and from registration with the SEC. Immediately subsequent to this exchange of shares, American Depositary Receipts, each representing 10 Class B shares of Petrobras Energía, were listed and began trading on the NYSE.
Capital Expenditures and Divestitures
For a description of our capital expenditures see “Item 5—Liquidity and Capital Resources”.
For a description of our most significant divestitures see “Item 5—Factors Affecting Our Consolidated Results of Operations—Operations in Ecuador”, “—Sale of Petrobras Argentina’s Interest in Petrobras de Valores Internacional de España S.L. (PVIE)”, “—Sale of the fertilizers business” and “—Changes in Our Portfolio”.

BUSINESS OVERVIEW
Our Strategy
Our long-term strategy is to grow as an integrated energy company in Argentina, while being a leader in profitability as well as social and environmental responsibility.
The main points of this strategy are:
•	Setting our focus on our Argentine operations.
•	Increasing oil and gas reserves and maintaining production levels through profitable operations with a commitment to social and environmental responsibility.
•	Seeking profitability in the downstream business in Argentina, through a balanced crude production — refining — logistics — distribution chain.
•	Generating energy solutions through the development of businesses in the gas and energy areas that will allow for capitalizing on the synergies with the natural gas reserves of the Petrobras group.
•	Maintaining our position in styrenics markets.
•	Maintaining financial solvency, while pursuing operating and management efficiency and the development of human resources.
In order to fulfill this strategy, we consider the following to be essential:
•	A commitment to protecting the quality of our goods and services, the environment and the health and safety of our employees, contractors and neighboring communities.
•	Adoption of, and compliance with, corporate governance practices in line with recognized best practices.
•	Maintenance of a management style that favors communication and teamwork, fostered by the value of the people that work in our organization.
•	Developing new business opportunities in order to maximize potential synergies and capitalize on complementary business opportunities with Petrobras.
We currently manage our activities, with the support of a corporate center, in four business segments: (1) Oil and Gas Exploration and Production, (2) Gas and Energy, (3) Refining and Distribution, and (4) Petrochemicals.

Our Principal Market
PESA is an Argentine sociedad anónima. As of December 31, 2010, approximately 78% of total assets, 83% of net sales, 84% of combined crude oil and gas production and 83% of proved oil and gas reserves were located in Argentina. Fluctuations in the Argentine economy and actions adopted by the Argentine government have had and may continue to have a significant effect on Argentine private sector entities, including us. Specifically, we have been affected and may be affected by inflation, interest rates, the value of the peso against foreign currencies, price and export controls on oil and oil by-products, business regulations, fluctuations in tax regulations and in general by the political, social and economic environment affecting Argentina and other countries. See “Item 3—Risk Factors—Factors Relating to Argentina”.
Historically, the Argentine economy has been characterized by its macroeconomic instability and by periods of low or negative growth and high and variable levels of inflation and currency devaluation. In 1988, 1989 and 1990, the annual inflation rates were approximately 388%, 4,924% and 1,344%, respectively, based on the Argentine consumer price index and approximately 422%, 5,386% and 798%, respectively, based on the Argentine wholesale price index. As a result of inflationary pressures, the Argentine currency was devalued repeatedly during the 1960s, 1970s and 1980s. Macroeconomic instability led to broad changes in the real exchange rate of the Argentine currency relative to the U.S. dollar. To address these pressures, the Argentine government implemented various plans and utilized a number of exchange rate systems and controls.
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
•
Amendment of the charter of the Central Bank authorizing it to issue money in excess of the foreign currency reserves, grant short-term loans to the Argentine government and provide financial assistance to financial institutions with liquidity or solvency problems;

•	Pesification of, and elimination of indexing clauses for utility rates, fixing those rates in pesos at the Ps. 1=US$1 exchange rate; and
•	Implementation of taxes on hydrocarbon exports and certain related oil products, among others.
In 2002, with an active intervention by the government in the development of the economy as a consequence of the significant political and economic changes that resulted from the severe crisis at the end of 2001, commercial and financial activities were virtually paralyzed, further aggravating the economic recession which resulted in a 10.9% decline in the GDP. Within this context, the peso devalued 238% against the U.S. dollar and wholesale inflation grew 118.2%. Towards the end of 2002, the Argentine government implemented different measures aimed at stimulating the economy and eliminating certain restrictions to gradually normalize the foreign exchange market and the commercial and financial flow of foreign currency.
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
Between 2004 and 2008, Argentina recorded primary budget surpluses in excess of 3% at national levels. The primary surplus fell to 1.5% in 2009 due to a general slowdown in economic activity and to 1.7% in 2010, when government fiscal revenues outpaced growth in public expenditure, according to the Ministry of Economy.
The annual consumer price index, according to the INDEC, increased by 7.2% in 2008, 7.7% in 2009 and 10.9% in 2010. According to reports published by the IMF, private sector analysts believe that actual inflation is considerably higher than reflected in official data from 2007 onward.
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
In 2009, the Argentine economy was affected by a serious drought that negatively impacted harvests, together with lower commodity prices and reduced external demand resulting from the global crisis. In this context, industrial production suffered a deeper impact than non-industrial activities. In addition, salaries increased less in real peso terms than in previous years.
The Argentine trade balance surplus increased to over US$16 billion in 2009 as a result of imports contracting more rapidly than exports. Exports were mainly affected by fewer sales of commodities due to the drought. In spite of this significant trade surplus, the reserves at the Central Bank ended the year at levels similar to those recorded by the end of 2008. Private foreign currency demand was very high during the first part of the year, but then dropped progressively as a result of a more favorable domestic and overseas macro-economic trends. The peso-dollar exchange rate was consistent with this evolution, having a higher depreciation rate at the beginning of the year and a more stable behavior in the last months of the period. The exchange rate closed the year at Ps. 3.80 = US$1.00 (a 10% depreciation), with an average of Ps. 3.73 = US$1.00 in the twelve-month period.
The public sector had a primary surplus, though lower than the previous year’s, with increases in pension contributions resulting from the nationalization of the private pension system in November 2008 and the application of the capital expansion of the IMF, but decreases in other income, mainly taxes and export duties, because of the weaknesses in the economy and lower international commodity prices. By the end of 2009, the Argentine government announced an exchange offer for the debt which had not been restructured in 2005, and the renewed intent to renegotiate its debt with the Paris Club, still in default.
The Argentine economy began its recovery in the second half of 2009, resulting in a GDP increase of 0.9% for the year ended December 31, 2009, according to the INDEC.
According to INDEC, 7.5% of the active population was unemployed in the third quarter of 2010 compared to 9.1% rate in the third quarter of 2009. In line with the recovery in general activity, wages during 2010 rose faster than in 2009. Industry-wide wage negotiations, by sector, began in the second quarter of 2011.
Central Bank reserves increased by over U.S.$4.0 billion in 2010 to approximately U.S.$52.1 billion at the end of 2010, in spite of withdrawal of reserves to support payments to sovereign multilateral lenders and bondholders. For 2011, the government has passed a regulation allowing the withdrawal of up to an additional U.S.$7.5 billion from these reserves for the same purpose. The exchange rate of the Argentine peso against the U.S. dollar as of December 31, 2010 was Ps.3.98/ U.S.$1.00, reflecting a depreciation of the peso of 4.7% compared to December 31, 2009.

In May 2010, the Argentine government submitted a proposal to exchange bonds that did not participate in the 2005 restructuring, amounting to US$ 18.7 billion. The acceptance rate for the exchange was above 60% of the overall amount.
After a decline in trade in 2009, caused mainly by lower commodity prices and the effects of a severe drought, both exports and imports increased during 2010. Industrial goods exports (in particular, related to the automotive industry) as well as agricultural exports boosted exports, while imports increased more rapidly than exports, mainly as a result of increased economic activity, which resulted in higher demand for fuel, consumer and intermediate goods, and capital assets, according to the Central Bank. As a result, the trade balance surplus decreased to U.S.$12 billion. The government is taking active measures to discourage imports, seeking to prevent a further deterioration of the balance of trade.
The increased economic activity during 2010 boosted imports by more than 40%, resulting in a trade balance surplus reduction when offset by an increase of approximately 20% in exports as a consequence of the good harvest and strong prices.

OIL AND GAS EXPLORATION AND PRODUCTION
Overview
The core of our operations is the oil and gas exploration and production business segment, as a key link in our business chain. This business segment’s strategy is to increase oil and gas reserves and maintain production levels through profitable operations with a commitment to social and environmental responsibility. This strategy is focused on four main initiatives:
•	Exploration for reserve replacement;
•	Optimization of operations and existing infrastructure as leverage for new projects;
•	Development and monetization of non-conventional gas reserves;
•	Portfolio management through acquisition of reserves and negotiations.
As of December 31, 2010, we participated in oil and gas exploration and production activities in Argentina and in other Latin American countries, including Venezuela (through our equity interest in mixed-ownership companies), and Bolivia. In addition, we act as a contractor and provide technical and operating support in Mexico.
As of December 31, 2010, our combined crude oil and natural gas proved reserves, including our share of the reserves of our unconsolidated investees, were estimated at 248.4 million barrels of oil equivalent, approximately 57% of which were proved developed reserves and approximately 43% of which were proved undeveloped reserves. Crude oil accounted for approximately 43% of our combined proved reserves, while natural gas accounted for about 57%. As of December 31, 2010, 83% of our total combined proved reserves were located in Argentina and 17% were located abroad.
During 2010, combined crude oil and natural gas production, including our share in the production of our unconsolidated investees, averaged 102,200 barrels of oil equivalent per day. Crude oil accounted for approximately 51,000 barrels per day, while natural gas accounted for approximately 307.2 million cubic feet per day. Approximately 78.4% of our oil production and 90.1% of our gas production is derived from our operations in Argentina.
Integration with our refining and distribution business segment enables us to process a large part of our crude oil production in Argentina. The Genelba thermal power plant (“Genelba”), allows us to use approximately 100 million cubic feet of natural gas per day and Genelba Plus (as defined below), placed contiguous to Genelba, uses 37 million cubic feet of natural gas per day, all of which come mainly from our own production. In addition, in Argentina our oil and gas exploration and production business segment supplies gas to our Petrochemical and Refining operations
Our Oil and Gas Exploration and Production Interests
As is commonplace in the oil and gas exploration and production business, we generally participate in exploration and production activities in conjunction with joint venture partners. Contractual arrangements among participants in a joint venture are usually governed by an operating agreement, which provides that costs, entitlements to production and liabilities are to be shared according to each party’s percentage interest in the joint venture. One party of the joint venture is usually appointed as operator and is responsible for conducting the operations under the overall supervision and control of an operating committee that consists of representatives of each party of the joint venture. While operating agreements generally provide for liabilities to be borne by the participants according to their respective percentage interest, licenses issued by the relevant governmental authority generally provide that participants in joint ventures are jointly and severally liable for their obligations to that governmental authority pursuant to the applicable license. In addition to their interest in field production, contractual operators are generally paid their indirect administrative expenses on a monthly basis by their partners in proportion to their participation in the relevant field.
As of December 31, 2010, we had interests in forty-one blocks: twenty-four oil and gas production blocks (nineteen in Argentina and five outside of Argentina) and seventeen exploration blocks located within exploration areas or pending authorization for production (all of them located in Argentina). We were directly or indirectly the contractual operator of twenty-two of the forty-one blocks in which we had an interest.

As of December 31, 2010, our total gross and net productive wells were as follows:

	Oil	Gas	Total
Gross productive wells (1)	3,260	366	3,626
Net productive wells (2)	1,655	244	1,899

(1)	Refers to number of wells completed.

(2)	Refers to fractional ownership working interest in gross wells.
As of December 31, 2010, our total production and exploration acreage, both gross and net, was as follows:

	Average
	Production (1)		Exploration (2)
	Gross	Net (3)	Gross		Net (3)
	(in thousands of acres)

Argentina	4,124	2,600	17,173	(4)	5,973	(5)
Venezuela	485	125	—		—
Bolivia	56	56	—		—

Total	4,665	2,781	17,173		5,973

(1)	Includes all areas in which we produce commercial quantities of oil and gas or areas in the development stage.

(2)	Includes all areas in which we are allowed to perform exploration activities but where commercial quantities of oil and gas are not produced or areas that are not in the development stage.

(3)	Represents our fractional ownership working interest in the gross acreage.

(4)	Includes 14.7 million exploration acres in offshore areas.

(5)	Includes 4.3 million exploration acres in offshore areas.
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

	Year ended December 31,
	2010			2009			2008
			Rest of			Rest of			Rest of
			Latin-			Latin-			Latin-
	Argentina	Venezuela	America	Argentina	Venezuela	America	Argentina	Venezuela	America
Gross wells drilled:
Production:
Development wells:
Oil	87	14	—	86	21	—	144	23	128
Gas	7	—	—	6	—	1	15	—	3
Dry wells	—	—	—	—	—	—	—	1	—

Total	94	14	—	92	21	1	159	24	131

Exploration:
Exploratory wells:
Oil	2	—	—	1	—	—	3	—	—
Gas	—	—	—	—	—	—	—	—	1
Dry wells	3	—	—	6	—	—	10	—	—

Total	5	—	—	7	—	—	13	—	1

Net wells drilled:
Production:
Productive wells:
Oil	53	4	—	51	6	—	67	6	77
Gas	5	—	—	4	—	1	10	—	3
Dry wells	—	—	—	—	—	—	—	—	—

Total	58	4	—	55	6	1	77	6	80

Exploration:
Discovery wells:
Oil	2	—	—	—	—	—	1	—	—
Gas	—	—	—	—	—	—	—	—	0.3
Dry wells	2	—	—	2	—	—	2	—	—

Total	4	—	—	2	—	—	3	—	0.3

Production
Argentine Oil and Gas Production
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
As of December 31, 2010, we owned 19 concessions in oil and gas production areas in Argentina. Our production is concentrated in four basins: the Neuquén, Austral, San Jorge and Noroeste basins. In the Neuquén basin—the most important basin in Argentina in terms of oil and gas production—we own approximately 589,000 net acres. Our most important fields in the Neuquén basin are Puesto Hernández, 25 de Mayo-Medanito S.E. and Sierra Chata. In the Austral basin, we own approximately 1,910,000 net acres, with Santa Cruz I and Santa Cruz II being our main concessions. As of December 31, 2010, we had 3,217 productive wells in Argentina.
For the year 2010, our average daily production was 40,000 barrels of crude oil and 276.8 million cubic feet of natural gas, representing a reduction of 6% and 9%, respectively, compared to 2009, due to the fact that our production activities in Argentina are mainly developed in mature fields undergoing secondary recovery operations, which are capital-intensive projects.
During the fiscal year ended December 31, 2010, according to the SE, oil production in Argentina declined to an average of 609,000 barrels per day, a slight decrease (2%) compared to 2009. Gas production decreased by 2% to a value of 4.6 billions of cubic feet. Our oil and gas production accounted for approximately 7% and 6% of total oil and gas production in Argentina, respectively, and positioned us as the third producer in the country.
In 2010, we carried out investment plans aligned with our reserve replacement and production goals, as a mean to achieve sustainable growth. Our capital expenditures included the drilling of 53 producing wells, repairing of 88 producing wells, the expansion of secondary recovery projects and surface facilities in several areas in which we operate.

Pursuant to the Gas Plus program promoted by the SE, designed to encourage additional natural gas production, in December 2010 we entered into an investment agreement with Pampa (as defined below) to drill four new wells in El Mangrullo area for up to US$16 million aimed at developing non-conventional gas reserves.
The international crisis of 2008 had an impact on 2009 investment levels in the global and Argentine oil industry. Within this context, both national and provincial governments played active roles in promoting negotiations between operators and trade unions to reach sustainable agreements and to avoid a significant impact on production activities. PESA was an active player in these agreements, which secured the maintenance of employment levels in the oil and gas industry during 2010.
Production Outside of Argentina
As of December 31, 2010, 17% of our combined proved reserves were located outside of Argentina. In addition, as of December 31, 2010, approximately 21.6% of our oil production and 9.9% of our gas production came from outside of Argentina. As of that date, we had working interests in five oil and gas production blocks outside of Argentina: Oritupano Leona, La Concepción, Acema and Mata (through direct and indirect equity interest in Petroritupano S.A., Petroven-Bras S.A., Petrowayú S.A. and Petrokariña S.A.) in Venezuela and Colpa Caranda in Bolivia.
During the second quarter of 2010, the Tibú Consortium, of which PESA was a party, officially communicated to Ecopetrol, the Colombian state-owned company, its decision to discontinue its operations in the Tibú field in the Catatumbo basin, given the poor results obtained from exploratory and evaluation works performed in the field, which was the only asset held by PESA in Colombia. In 2010, our net daily production in Colombia was 0.1 thousand barrels of oil equivalent.
In April 2009, we sold our 60% remaining equity interest in PVIE, a holding company whose main asset through its 99.79% interest in Petrobras Energía Perú S.A.’s capital stock, was Lote X, to Petrobras International Braspetro BV (PIB BV). See “Item 5—Factors affecting our Consolidated Results of Operations—7) Sale of Petrobras Argentina’s Interest in Petrobras de Valores Internacional de España S.L. (PVIE).”
Venezuela
In 2010, oil and gas production attributable to operations in Venezuela averaged 8,200 barrels of oil equivalent per day, representing 8% of our daily production and a reduction of 18% compared to 2009. Our four areas in Venezuela, operated by mixed-ownership companies, had an aggregate of 349 productive wells.
Mixed-ownership companies are required to sell all liquid hydrocarbons and the associated natural gas they produce to PDVSA according to a price formula that uses international benchmarks such as the price of WTI crude and the cost of Well Test Services (“WTS”).
Mixed-ownership companies are subject to royalty payments of 33.33% based on production. In addition, they are required to pay to the Venezuelan government an amount equivalent to any difference between (1) 50% of the value of oil and gas sales during each calendar year and (2) the sum of total royalty payments made during such year plus income tax and any other tax or duty calculated on the basis of the sales revenues paid during such year.
Additionally, since April 2008, with the enactment of the Special Tax Law on Extraordinary Prices of the International Hydrocarbon Market, a special tax payable by companies exporting or transporting liquid hydrocarbons and oil by-products abroad has been applicable to mixed-ownership companies.
Ecuador
Up to November 25, 2010, we operated Block 18 in Ecuador, in which we hold a 30% interest, through our subsidiary EcuadorTLC S.A., under a participation agreement. During 2010, and up to November 25, our oil production in Ecuador averaged 2,300 barrels per day, accounting for 2.3% of our total average daily production in barrels of oil equivalent.
Block 18 comprises the Pata and Palo Azul fields, located in the Oriente Basin, covering approximately 84,360 net acres and having potential of 26° to 33° API gravity light crude oil reserves. We acquired a 70% working interest in Block 18 in 2001 for a 20-year term which began in October 2002. Production agreements relating to Block 18 provided for the free availability of the crude oil output and a share in production in favor of the Ecuadorian government.

On January 11, 2007 the Ministry of Energy and Mines of Ecuador approved a preliminary agreement entered into with Teikoku Oil Co. Ltd. (“Teikoku”) in January 2005, whereby we assigned 40% of our rights and obligations under the Block 18 participation agreement to Teikoku. On October 27, 2008, the transfer of our interest to Teikoku, and consequent reduction of our interest in Block 18 from 70% to 30% was completed.
On October 31, 2008, EcuadorTLC S.A., Teikoku Oil Ecuador (a subsidiary of Teikoku) and Petroecuador, among others, executed amendment agreements, which, among other things, governed the operation of Block 18 for one year, which was subsequently extended to October 2010.
On July 26, 2010, the Ecuadorian Hydrocarbon Law was amended. Such amendment provided, among other things, the migration to a new contractual modality as from November 24, 2010.
As a result of this, we decided not to accept the final proposal received from the Ecuadorian government to migrate to service contracts for Block 18 and Palo Azul Unified Field. Consequently, on November 25, 2010, the Hydrocarbon Secretary notified EcuadorTLC the termination of the participation agreements and instructed Petroamazonas EP to implement the operational transition process.
As a consequence of this termination, the Ecuadorian government must compensate contractors in an amount equivalent to unamortized investments adjusted by a variable rate considered reasonable for this type of projects in such country, with a term established for us and the Ecuadorian government to negotiate the settlement price for the agreements.
On March 18, 2011, the Ecuadorian Hydrocarbon Secretary issued official notice No. 626 to inform us that it was analyzing and structuring a new regulatory framework to determine the settlement price for the agreements. On April 11, 2011, we filed an answer to the official notice and rejected the terms thereof claiming that they do not comply with the procedure to determine the settlement price established in the amendment agreements by the parties concerned, which procedure may not be unilaterally modified. In this respect, we informed the Ecuadorian Hydrocarbon Secretary that we will continue to apply the procedure provided for in the agreements.
As of the date of this annual report, we maintain a credit for approximately US$ 103 million for this transaction, on which, considering the uncertainties involved, we have recognized an impairment charge of approximately US$ 50 million for 2011. This impairment charge should not be deemed as a waiver of our rights to receive the compensation provided for in the amendment agreements.
As of the date of this annual report, we continue to pursue an agreement with the Ecuadorian government regarding payment of said compensation under the amendment agreements.
We maintain a presence in Ecuador, through our equity share in Oleoducto de Crudos Pesados S.A.
Ship or Pay Obligations with Oleoducto de Crudos Pesados (“OCP”)
The Company is a party to a transportation agreement with OCP whereby we acquired an oil transportation capacity of 80,000 barrels per day for 15 years, beginning on November 10, 2003. Under the “ship or pay” clause included in the agreement, we must pay a fee covering OCP operating costs and financial services, although no crude oil is transported. We are entitled to sell transportation capacity through the OCP to mitigate the negative effect resulting from the excess capacity contracted. In this respect, we periodically enter into agreements to reduce our committed transportation capacity exposure. On December 31, 2008, we signed an agreement with Petroecuador concerning the use of the oil transportation capacity committed under the agreement with OCP. The Ecuadorian Government has undertaken the commitment, beginning January 1, 2009, to transport a minimum of 33,000 barrels per day of its crude oil, increasing to 48,000 barrels per day since 2010 and further increasing to a maximum of 70,000 barrels per day until the year 2018. During 2010, Petroecuador transported an average of 49,634 barrels per day.
As a result of the agreement signed with Teikoku, 40% of our net contractual obligation with OCP was assumed by Teikoku Oil Ecuador, according to the terms of the assignment agreement of 40% of Block 18 and Palo Azul in October 2008. See “Item 5. Factors affecting our consolidated results of operations — Operations in Ecuador.”
Bolivia
As of December 31, 2010, we held a 100% interest in the Colpa Caranda Block in Bolivia. The Colpa Caranda Block covers approximately 56,000 net acres located in the Sub Andina Central basin and has sixty producing wells.

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
In 2010, our net daily production in Bolivia under the economic method was 5,400 barrels of oil equivalent or 5.3% of our total production. Of this amount, 26 million cubic feet per day correspond to gas production and 1,100 barrels of oil per day to liquid hydrocarbons, including LPG. These fields, which originally exported gas to Argentina, currently prioritize delivery of gas to the Santa Cruz-São Paulo pipeline that transports gas to Brazil.
We have operated the Colpa Caranda Block in Bolivia since 1989. Under a contract signed with the Bolivian national oil company, YPFB, in October 2006, we currently perform exploration and production activities at our own risk and for our own account in the Colpa Caranda Block, but on behalf and in the name of YPFB. The agreement was approved on April 23, 2007 and became effective on May 2, 2007. Under this agreement, YPFB owns the hydrocarbons and pays royalties, direct interest and direct tax on hydrocarbons, which in the aggregate amount to 50% of the production valued on the basis of sales prices discounted for costs of transport through pipelines from Colpa field to Brazil. Of the remaining amounts, 80% is used to pay for operating services provided by us, including depreciation. Any remainder is shared between YPFB and us on the basis of an index calculated based on production volumes, depreciation rates, prices and taxes paid, among other items.

Statistical Information Relating to Oil and Gas Production
The following table sets forth our oil and gas production during 2010. Production figures represent our working interest in production (and are therefore net to us). In addition, the table includes our working interest in each field, the number of producing wells and the expiration date of the concessions, in each case as of December 31, 2010. Although some of these concessions may be extended at their expiration, the expiration dates set forth below do not include any extensions.

					Oil and
			2010 Production		Gas
Production Areas	Location	Basin	Oil (1)	Gas (2)	Wells	Interest		Expiration
Argentina:

25 de Mayo — Medanito S.E	La Pampa and Río Negro	Neuquén	3,930	3,669	618	100.00%		2016
El Mangrullo	Neuquén	Neuquén	27	13,904	8	100.00%		2025
Jagüel de los Machos	Río Negro and La Pampa	Neuquén	1,771	2,518	156	100.00%		2015
Puesto Hernández	Mendoza and Neuquén	Neuquén	2,203	—	754	38.45%		2016
Bajada del Palo	Neuquén	Neuquén	178	201	40	17.9	%(6)	2025
Santa Cruz II	Santa Cruz	Austral	593	4,144	71	100.00%		2017/2028
Río Neuquén	Río Negro and Neuquén	Neuquén	365	8,598	125	100.00%		2017/2027
Entre Lomas	Río Negro and Neuquén	Neuquén	807	1,131	479	17.9	%(6)	2016/2026
Veta Escondida and Rincón de Aranda	Neuquén	Neuquén	—	—	—	55.00%		2027
Aguada de la Arena	Neuquén	Neuquén	60	6,382	13	80.00%		2036
Santa Cruz I	Santa Cruz	Austral	1,248	42,690	105	71.00%		2017/2035
Sierra Chata	Neuquén	Neuquén	59	12,235	56	45.55%		2023
Atuel Norte	Mendoza	Neuquén	3	—	6	33.33	%(6)	2015
La Tapera — Puesto Quiroga	Chubut	San Jorge	96	—	—	35.67	%(6)	2017
El Tordillo	Chubut	San Jorge	2,643	—	701	35.67	%(6)	2017
Aguaragüe	Salta	Noroeste	94	5,159	45	15.00	%(6)	2017/2023
Estancia Agua Fresca	Santa Cruz	Austral	427	346	9	50.00%		2034
Gobernador Ayala	Mendoza	Neuquén	82	—	24	22.51	%(6)		(3)
Charco del Palenque	Río Negro	Neuquén	15	57	7	17.90	%(6)	2038

Total Argentina			14,601	101,034	3,217

Outside of Argentina:
Colpa Caranda (4)	Bolivia	Sub Andina	385	9,543	60	100.00%		2029
Oritupano Leona (5)	Venezuela	Oriental	1,657	—	194	22.00	%(6)	2025
Acema (5)	Venezuela	Oriental	170	623	17	31.36	%(6)	2025
La Concepción (5)	Venezuela	Lago Maracaibo	729	652	101	36.00	%(6)	2025
Mata (5)	Venezuela	Oriental	197	272	37	34.49	%(6)	2025
Block 18 (7)	Ecuador	Oriente	850	—	—	30.00%		2010
Tibú (8)	Colombia	Catatumbo	32	—	—	30.00	%(6)	2010

Total Outside of Argentina			4,020	11,090	409

Total			18,621	112,124	3,626

(1)	In thousands of barrels.

(2)	In millions of cubic feet.

(3)	We have filed an application for an exploitation concession with respect to this field, which is still pending approval.

(4)	Production from Colpa Caranda block was calculated using the “economic method”.

(5)	Indirect interests through mixed-ownership companies.

(6)	Areas operated by third parties.

(7)	This asset was operated by us, through our subsidiary EcuadorTLC S.A., up to November 25, 2010. See “Oil and Gas Exploration and Production — Production — Production outside of Argentina — Ecuador”.

(8)	This asset was relinquished in April 2010.

The following table sets forth our average daily production of oil, including other liquid hydrocarbons, for the fiscal years ended December 31, 2010, 2009 and 2008. This table includes our net share of production of consolidated subsidiaries, companies under joint control and unconsolidated investees.

	Year ended December 31,
	2010	2009	2008
	(average barrels per day)
Argentina	40,003	42,389	43,016
Venezuela	7,545	9,282	12,611
Rest of Latin-America	3,468	7,801	20,143

Total	51,016	59,472	75,770

The following table sets forth our average daily gas production for the fiscal years ended December 31, 2010, 2009 and 2008. This table includes our net share of production of consolidated subsidiaries, companies under joint control and unconsolidated investees.

	Year ended December 31,
	2010	2009	2008
	(average thousand cubic feet per day)
Argentina	276,805	304,444	266,492
Venezuela	4,236	5,756	7,855
Rest of Latin-America	26,146	33,442	43,894

Total	307,187	343,642	318,241

The following table sets forth the average sales price per barrel of oil and per million cubic feet of gas for each geographic area for the fiscal years ended December 31, 2010, 2009 and 2008, of our consolidated subsidiaries, companies under joint control and unconsolidated investees.

	Year ended December 31,
	2010	2009	2008
Argentina:
Oil (in pesos per barrel of oil equivalent)	190.3	149.7	135.6
Gas (in pesos per million cubic feet)	6.2	5.7	4.6

Venezuela(1):
Oil (in pesos per barrel of oil equivalent)	274.6	206.5	270.4

Rest of Latin-America(2):
Oil (in pesos per barrel of oil equivalent)	243.8	175.8	280.2
Gas (in pesos per million cubic feet)	23.2	17.4	17.5

(1)	Figures are translated into Argentine pesos at historic exchange rates, calculated as the average of rates for each year.

(2)	Figures are translated into Argentine pesos at historic exchange rates, calculated as the average of monthly average exchange rates for each year.

The following table sets forth our average operating cost, royalties and depreciation cost of oil and gas fields in each geographic area for the fiscal years ended December 31, 2010, 2009 and 2008. This table includes our net share of production of our consolidated subsidiaries, companies under joint control and unconsolidated investees.

	Year ended December 31,
	2010	2009	2008
	(in pesos per barrel of oil equivalent)

Argentina:
Operating cost	31.81	24.16	19.83
Royalties	14.56	11.82	11.01
Depreciation	26.51	26.00	21.70

Total	72.88	61.98	52.54

Venezuela(1):
Operating cost	65.12	55.91	71.35
Royalties	85.16	58.32	78.70
Depreciation	41.31	42.78	39.76

Total	191.59	157.01	189.81

Rest of Latin-America(2):
Operating cost	23.38	16.82	14.60
Royalties	22.05	15.08	52.16
Depreciation	10.30	10.34	9.94

Total	55.73	42.24	76.70

(1)	Figures are translated into Argentine pesos at historic exchange rates, calculated as the average of rates for each year.

(2)	Figures are translated into Argentine pesos at historic exchange rates, calculated as the average of monthly average exchange rates for each year.

Exploration
Our strategy is focused on constantly searching for new exploration opportunities aligned with our growth targets. In exploring Argentina’s offshore areas, we use the expertise and know-how of Petrobras, a world leader in offshore exploration and a pioneer in deep and ultra deep-water activities.
The following table lists exploration areas as of December 31, 2010, the location and basin of each area, our net working interest and the expiration date for the exploration authorization.

	Location	Basin	Interest		Expiration
Argentina:
Glencross	Santa Cruz	Austral	87.00%		2033
Estancia Chiripá	Santa Cruz	Austral	87.00%		2033
Agua Amarga	Rio Negro	Neuquén	17.90	%(2)	2017
Parva Negra	Neuquén	Neuquén	100.00%			(1)
Cerro Hamaca Norte	Mendoza	Neuquén	39.64	%(2)		(1)
Puesto Oliverio	Santa Cruz	Austral	50.00%			(1)
El Campamento	Santa Cruz	Austral	50.00%			(1)
El Cerrito Oeste	Santa Cruz	Austral	50.00%			(1)
Chirete	Salta	Noroeste	100.00%		2014
Rio Colorado	Salta	Noroeste	30.00	%(2)	2014
Enarsa 1	Continental Shelf	Offshore Argentina	25.00	%(2)	2020
Enarsa 3	Continental Shelf	Offshore Argentina	35.00%		2020
Río Atuel	Mendoza	Neuquén	33.33	%(2) (3)	2015
Bloque CAA 40	Continental Shelf	Offshore Argentina	33.00	%(2)	2015
Bloque CAA 46	Continental Shelf	Offshore Argentina	33.00	%(2)	2016
Borde del Limay	Neuquén	Neuquén	85.00	%(3)	2015
Los Vértices	Neuquén	Neuquén	85.00	%(3)	2015

(1)	We have filed an application for an exploitation concession with respect to this field, which is still pending approval as of the date of this annual report.

(2)	Areas operated by third parties.

(3)	Exploration permits obtained in 2009.
Exploration in Argentina
As of December 31, 2010, we held interests in approximately 17,173,000 gross exploration acres in Argentina, of which 14,724,000 are located in offshore areas.
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
In 2008, we entered into a joint venture agreement for the exploration of the CAA-40 and CAA-46 blocks in the offshore Malvinas basin. We hold a 33% interest in this consortium, and the other parties are Repsol-YPF (33.5%), which is the operator, and Pan American Energy LLC (33.5%). During 2010, Repsol-YPF continued to perform geological and geophysical surveys and plans to drill Malvinas x-1 well in 2011.
In 2009 we obtained the concession of three blocks in the Neuquén basin: Río Atuel, Los Vértices and Borde del Limay, which involve 3-year investment commitments for the exploratory stage, in the case of the Rio Atuel block, and 4-year investment commitments for the exploratory stage in the case of the other two blocks.

The Río Atuel block has a surface of 2,000 km2 and is located in the province of Mendoza. We hold a 33.33% interest in this consortium and the other parties are Tecpetrol, which is the operator, and Petrolera El Trébol, both holding a 33.33% interest. Borde del Limay and Los Vértices blocks, which have a surface of 368 km2 and 59 km2, respectively, where we will act as operator, are located in the province of Neuquén. In 2010, 3D seismic surveys over 4142 km were conducted at the Rio Atuel block.
In 2010, we drilled five onshore exploration wells: two in the Austral basin, two in the Neuquén basin and one in the Noroeste basin. Two of them were productive wells. In addition, two well completions were performed: one in the Neuquén basin, which showed commercial gas volumes and another one in the Austral basin with low gas productivity.
In addition, during 2010 we continued with geological and geophysical studies and exploration activities in the Enarsa 1 and Enarsa 3 blocks.

Reserves
We believe our estimates of remaining proved recoverable oil and gas reserve volumes to be reasonable. Pursuant to Rule 4-10 of Regulation S-X, promulgated by the SEC, proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs, under existing economic and operating conditions, i.e., prices and cost at the date of estimation. DeGolyer and MacNaughton audited approximately 71% of our estimated reserves as of December 31, 2010. The reserves not audited by DeGolyer and MacNaughton are in areas where we do not act as operator. The audit covered 100% of the estimated reserves located in areas operated by us. DeGolyer and MacNaughton concluded that the proved oil and natural gas reserve volumes covered by the audit are reasonable and that reserve estimates have been prepared in accordance with Rule 4-10 of Regulation S-X and in accordance with oil and gas reserve disclosure provisions of the ASC 932 of the FASB Accounting Standards Codification (ASC) relating to extractive activities — Oil and Gas (formerly FASB Statement of Financial Accounting Standards No. 69 — Disclosures about Oil and Gas Producing Activities). We resolved all questions that arose during the course of the audit process to the auditor’s satisfaction. See the reserves audit report by DeGolyer and MacNaughton, dated January 10, 2011, as Exhibit 4.8 to this annual report.
As of December 31, 2009 and 2008, 70% of our estimated reserves were audited by DeGolyer and MacNaughton.
Internal Control over Proved Reserves
The reserves estimation process begins with an initial evaluation of our assets by geophysicists, geologists and engineers. A Reserves Coordinator (Coordinador de Reservas or RC) safeguards the integrity and objectivity of our reserves estimates by supervising and providing technical support to technical teams who are responsible for preparing the reserves estimates. Our technical teams have degrees in geophysics, geology, petroleum engineering and accounting and are trained internally in reserves estimates seminars. The RC is responsible for consolidating and auditing the reserves estimation process in compliance with the SEC reserve guidelines. The technical person primarily responsible for overseeing the preparation of our reserves is a member of the SPE (Society of Petroleum Engineers), with 21 years of experience in exploration and production activities and who has been with PESA for 21 years. Our reserves estimates are approved by the Oil and Gas Exploration and Production Director and presented to our Executive Committee.
Most of the reserve estimates related to areas in which we do not act as operator were prepared by the operators and subsequently reviewed by our petroleum engineers before making the assessment of our proved reserves. The reported hydrocarbon reserves were estimated based on professional, geological and engineering judgment and on information supplied by us prior to January 10, 2011. Thus they are subject to revisions, upward or downward, as a result of future operations or as additional information becomes available. DeGolyer and MacNaughton’s audit examination included those tests and procedures considered necessary by them in view of the circumstances prevailing in each case. These tests and procedures included a review of the appropriateness of the methodologies employed by us in estimating reserves, the adequacy and quality of the data obtained and used by us in estimating reserves, the scope and completeness of the process used by us in estimating reserves and our classification of reserves in accordance with relevant definitions and guidance, as well as an economic test of the proved developed and total proved categories of reserves for each audited property.
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
As of December 31, 2010, our liquid hydrocarbon and natural gas proved developed and undeveloped reserves amounted to 248.4 million barrels of oil equivalent (107.8 million barrels of oil and 843.3 billion cubic feet of natural gas), representing a 14% decline compared to proved reserves as of December 31, 2009 (a decline of 18% and 11.5% for liquid hydrocarbons and natural gas, respectively). During 2010, the decision not to migrate to service agreements in connection with Block 18 in Ecuador and our divestment of our interest in Tibú field in Colombia resulted in a reduction in reserves of 6.1 million barrels of oil equivalent. In addition, a downward revision of 8.8 million barrels of oil equivalent was attributable, on the one hand, to reserve re-categorization in Argentina and, on the other, to a greater-than-expected decline in our reserves from mixed-ownership companies in Venezuela.

Liquid hydrocarbons and natural gas accounted for 43% and 57%, respectively, of our total proved reserves as of December 31, 2010. Approximately 17% of our total proved reserves as of December 31, 2010 were located outside of Argentina as compared to 19.7% as of December 31, 2009.
As of December 31, 2010, proved developed reserves of crude oil equivalent represented 57.2% of our total proved reserves of crude oil equivalent.
As of December 2010, we had proved reserves equal to seven years of production at 2010 rates.
The following table sets forth the estimated net proved developed and undeveloped reserves of crude oil and natural gas by country as of December 31, 2010, for our consolidated subsidiaries, joint controlled affiliates and unconsolidated investees.

	Reserves as of December 31, 2010
	Oil	Natural gas
Reserves category	(mmbbl)	(bncf)
PROVED
Developed	71	425
Argentina	52	400
Venezuela	19	25
Other South America	—	—

PROVED
Undeveloped	37	418
Argentina	22	384
Venezuela	15	34
Other South America	—	—

Total proved reserves (developed and undeveloped)	108	843

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

The table below sets forth, by geographic area, total proved reserves and proved developed reserves of crude oil, condensate and natural gas liquids and reserves of natural gas at the indicated dates. This table includes our net share of the proved reserves of our consolidated subsidiaries, companies under joint control and unconsolidated investees. Our net share of the proved reserves of our unconsolidated investees represented 20% of our total proved reserves as of December 31, 2010.

	Crude oil, condensate and natural gas
	liquids				Natural gas
			Rest of				Rest of
			Latin-				Latin-
	Argentina	Venezuela	America	Total	Argentina	Venezuela	America	Total	Combined
									(in millions
									of barrels of
									oil
	(in thousands of barrels)				(in millions of cubic feet)				equivalent)
Total proved developed and undeveloped reserves as of December 31, 2008	99,781	49,039	72,681	221,501	1,002,054	75,267	191,753	1,269,074	433.0
Proved developed reserves as of December 31, 2008	75,633	27,497	36,223	139,353	539,386	47,034	115,145	701,565	256.3
Increase (decrease) originated in:
Revisions of previous estimates	(1,687)	(2,884)	(4,159)	(8,730)	(4,514)	(13,967)	(124,014)	(142,495)	(32.5)
Improved recovery	—	(2,769)	—	(2,769)	—	4,416	—	4,416	(2.0)
Extensions and discoveries	2,489	—	—	2,489	1,919	—	—	1,919	2.8
Purchase of proved reserves in place	—	—	—	—	—	—	—	—	—
Sale of proved reserves in place	—	(174)	(59,332)	(59,506)	—	(492)	(65,988)	(66,480)	(70.6)
Year’s production (1)	(15,472)	(3,388)	(2,406)	(21,266)	(111,122)	(2,101)	(733)	(113,956)	(40.3)
Total proved developed and undeveloped reserves as of December 31, 2009	85,111	39,824	6,784	131,719	888,337	63,123	1,018	952,478	290.4
Proved developed reserves as of December 31, 2009	63,623	22,228	4,668	90,519	450,296	32,462	1,017	483,775	171.1
Increase (decrease) originated in:
Revisions of previous estimates	(2,240)	(3,630)	—	(5,870)	(15,666)	(1,856)	—	(17,522)	(8.8)
Improved recovery	104	—	—	104	4,685	—	—	4,685	0.9
Extensions and discoveries	6,018	—	31	6,049	7,213	—	—	7,213	7.3
Purchase of proved reserves in place	—	—	—	—	—	—	—	—	—
Divestment/ Sale of proved reserves in place	(10)	—	(5,935)	(5,945)	—	—	(1,018)	(1,018)	(6.1)
Year’s production (1)	(14,601)	(2,755)	(880)	(18,236)	(101,034)	(1,546)	—	(102,580)	(35.3)
Total proved developed and undeveloped reserves as of December 31, 2010	74,382	33,439	—	107,821	783,535	59,721	—	843,256	248.4
Proved developed reserves as of December 31, 2010	52,499	18,739	—	71,238	399,567	25,076	—	424,643	142.0

(1)
Without considering Bolivia’s production. As from 2009, following approval of a new constitution in Bolivia, the power to book and record reserves was exclusively vested in the Bolivian state. As a result, in 2009 we reduced our reserves by the barrels of oil equivalent attributable to reserves in Bolivia. However, this reduction in reserves does not imply changes in the economic value of our assets.

The information as from January 1, 2009 is presented in accordance with the new reserve estimation and disclosure rules, which may not be applied retrospectively. The decrease in reserves shown in the table above as of December 31, 2009 is mainly due to the sale of our equity interest in PVIE, a holding company owning a 99.79% interest in Petrobras Energía Perú S.A.
The following table sets forth the breakdown of our total proved reserves of liquid hydrocarbons and natural gas into proved developed and undeveloped reserves as of December 31, 2010, 2009 and 2008.

	2010		2009		2008
	Millions of		Millions of
	barrels of	% of total	barrels of	% of total	Millions of	% of total
	oil	proved	oil	proved	barrels of oil	proved
	equivalent	reserves	equivalent	reserves	equivalent	reserves

Proved developed reserves	142.0	57.18%	171.1	58.9%	256.3	59.2%
Proved undeveloped reserves	106.4	42.82%	119.3	41.1%	176.7	40.8%

Total Proved Reserves	248.4	100%	290.4	100%	433.0	100%
Estimated reserves were subject to economic evaluation to determine their economic limits. Estimated reserves in Argentina are stated before royalties, as the latter have the same attributes as taxes on production and as they are not paid in kind, and therefore are treated as operating costs. In Ecuador, due to the type of contract involved in which the government received a share of production, reserves were stated after the government’s share. Estimated reserves in Venezuela are stated before royalties and are computed by multiplying our ownership in each mixed-ownership company by the proved reserve volumes of the relevant mixed-ownership company.
57% of our proved reserves are developed, while 43% are undeveloped. Proved developed reserves are 142 million of barrels of oil equivalent. During 2010 we invested US$185 million to convert approximately 6 millions of barrels of proved undeveloped reserves to proved developed reserves.
Proved undeveloped reserves are 106.4 millions of barrels of oil equivalent, 88% of which will be put into production through activities implemented in the next five years. 12% of these reserves will be developed over a period longer than five years. These reserves are located in gas fields where the activity has been scheduled to maintain production levels in accordance with contracts and installed facilities.
We have a total of 16.4 millions of barrels of oil equivalent of proved undeveloped reserves that have been booked for more than 5 years: 9.6 MMboe in Argentina due to reserves mainly located in gas fields where the activity has been scheduled to maintain production levels in accordance with contracts and installed facilities and 6.8 MMBoe in Venezuela due to changes in development plans after the operation was transferred to the mixed-ownership companies in 2006. See “Oil and Gas Exploration and Production — Production — Production outside of Argentina — Venezuela”.
We prioritize the development of new business opportunities associated to non-conventional gas reserves in Argentina. In December 2010, we entered into an investment agreement with Pampa to drill new wells in El Mangrullo area aimed at developing non-conventional gas reserves. See “Oil and Gas Exploration and Production —Production—Argentine Production”.
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

We replace our reserves through the acquisition of new producing fields, new exploration of existing fields, exploration of new fields and by “proving up” reserves in existing fields. “Proving up” is the process by which additional reserves classified as “probable and possible reserves” in a producing field are accessed and reclassified as “proved reserves”. We prove up reserves with reservoir management techniques by implementing waterflood and enhanced oil recovery projects. Reservoir management techniques currently used include water injection and drilling of horizontal wells, including producing and injection wells. In addition, technologies such as 3D seismic process, horizontal and step out wells, underbalance drilling and reservoir numerical stimulation are also used.
Sales
The following table sets forth sales for the oil and gas exploration and production business segment (including consolidated subsidiaries and companies under joint control), by geographical area for fiscal years ended December 31, 2010, 2009 and 2008:

	Year ended December 31,
	2010	2009	2008
	(in millions of pesos)
Argentina	3,269	2,773	2,518
Outside of Argentina	392	544	2,222

Total	3,661	3,317	4,740

During 2010, our principal client in this segment was Petrobras International Finance Co. (“PIFCo”), a subsidiary of Petrobras, and sales to this company represented about 7% of total sales for the year for the oil and gas exploration and production business segment, before deducting export duties. During 2010, oil and gas exports totaled approximately Ps. 242 million, which were principally made to PIFCo.
Petrolera Entre Lomas S.A. (“PELSA”)
We hold a 19.21% interest in PELSA, which takes part in oil and gas exploration and production activities in Argentina. PELSA’s other shareholders are PPSL and Apco Argentina, Inc.
As of December 31, 2010, PELSA owned three concessions in oil and gas production areas in Argentina, of which the Entre Lomas field (in the Provinces of Neuquén and Río Negro) is the most important. PELSA holds a 73.15% interest in the Entre Lomas field, APCO Oil and Gas International Inc. Sucursal Argentina holds 23% and we hold a 3.85% stake. In 2010, PELSA’s average daily production was 11,300 barrels of crude oil (including LPG) and 15.5 million cubic feet of natural gas. PELSA’s proved reserves in Argentina as of December 31, 2010 were 20 million barrels of crude oil and 43 billion cubic feet of natural gas.
Oleoducto de Crudos Pesados (“OCP”)
The Ecuadorian government awarded OCP the construction and operation for a 20-year term of the 503 km-long pipeline that runs from the northeastern region of Ecuador to the Balao distribution terminal on the Pacific Ocean coast. As of December 31, 2010, we held an 11.42% interest in OCP. OCP’s other shareholders are Andes Petroleum, Perenco, Occidental, Repsol-YPF and AGIP.
The oil pipeline has a transportation capacity of approximately 450,000 barrels per day, of which at least 350,000 barrels per day are committed under transportation agreements that include a ship or pay clause. Because the oil pipeline runs across ecologically sensitive areas, the pipeline was constructed following stringent environmental and technical standards. The construction of the oil pipeline was completed and began operations in 2003.
We entered into a transportation agreement with OCP that includes a ship or pay clause whereby OCP has committed to transport 80,000 barrels per day of our oil for a 15-year term, from November 2003.
For a more detailed discussion see “Oil and Gas Exploration and Production — Production — Production outside of Argentina — Ecuador”.

Oleoductos del Valle S.A. — Oldelval
Oldelval, a company in which we have a 23.1% interest, is the concessionaire of the transportation of crude oil through a 888 km-long oil pipeline with 1,706 km of installed piping between the Neuquén Basin and Puerto Rosales (located in the Province of Buenos Aires). The concession has a 35-year term starting in 1993, with an option to extend it for ten years. Oldelval’s other shareholders are YPF S.A., Chevron Argentina S.R.L., Pluspetrol S.A., Pan American Energy Ibérica S.L. and Tecpetrol S.A.
The pipeline between Allen and Puerto Rosales has a transportation capacity of approximately 220,000 barrels per day, with one million barrels of storage capacity.
During 2010, oil volumes transported by Oldelval from Allen to Puerto Rosales totaled 64.2 million barrels.
The applicable laws governing the transportation of hydrocarbons through oil pipelines, which are based on the notion of free access, assign loading preference quotas to pipeline owners based on their shareholdings. Oil transportation rates are set by the SE.
Competition
Our oil and gas related businesses are subject to oil price fluctuations determined by international market conditions and internal price controls, export restrictions and other regulations. In our oil and gas operations in and outside Argentina, we face competition from oil and gas producers throughout the world.

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
As of December 31, 2010, our Refining and Distribution operations were based in Argentina where we operated two refineries and a network of 604 gas stations. Our refineries were located in San Lorenzo (Province of Santa Fe) and Bahía Blanca (Province of Buenos Aires). In addition, we have a 28.5% interest in Refinería del Norte S.A. (“Refinor”).
Our main strategy in the Refining and Distribution segment is to seek profitability through a balanced crude oil refining, logistics and commercial chain.
On May 4, 2010, the Board of Directors approved the terms and conditions of the agreement for the sale of our San Lorenzo refinery to Oil Combustibles S.A., including loading and unloading facilities and the fuel sales network composed of about 360 points of sale and related customer relationships. The sale was consummated and we transferred ownership of the assets involved in this transaction on May 2, 2011. This decision was made in line with our strategy to assess our business and asset portfolio structure on an ongoing basis with a view to identifying opportunities to maximize the value of the whole Company. As of the date of this annual report, the transaction remains subject to approval by the Comisión Nacional de Defensa de la Competencia (the Argentine Antitrust Commission or “CNDC”).
The Refining and Distribution Business in Argentina
In 2010, gasoline and diesel oil sales volumes in the Argentine fuel market totaled 19.6 million cubic meters, a 7.2% increase compared to 2009. According to the SE, diesel oil sales volumes in the domestic market increased 6.7% to 13.4 million cubic meters as a consequence of an increase in demand from the agricultural and industrial sectors.
According to the SE, the gasoline market increased 8.4%, with sales volumes totaling 6.2 million cubic meters. This rise was mainly attributable to the increase in demand for high grade and premium gasolines, the latter segment recording a 19.6% growth year on year.
The compressed natural gas (“CNG”) market totaled 2.7 million cubic meters, a 0.7% increase compared to 2009.
The diesel oil market increased 3.4% in the first quarter of 2011 compared to the same quarter in 2010. The growth of the diesel oil market is partly attributable to the recovery in the economic activity, and a record yield of the coarse grain harvest.
Total gasoline demand in the first quarter of 2011 rose 10.9%, mainly due to the increase in demand for premium gasoline.
Refining Division
In 2010, the Company had a total refining capacity of 78,930 barrels of oil per day: 48,430 from the San Lorenzo refinery and 30,500 from the Ricardo Eliçabe refinery. Processed crude oil volumes at the refineries totaled 57,200 barrels per day in 2010, 51,900 barrels per day in 2009 and 72,200 barrels per day in 2008.
San Lorenzo Refinery
The San Lorenzo refinery is located in the Province of Santa Fe. The refinery’s processing capacity is approximately 48,430 barrels of oil per day. The refinery has three atmospheric distillation units, two vacuum distillation units and a heavy diesel oil thermal cracking unit. In 2010, it produced the following: premium gasoline, ultra high octane gasoline (Podium), regular gasoline, diesel oil, fuel oil, solvents, aromatics and asphalts.
On May 4, 2010, the Board of Directors approved the terms and conditions of the agreement for the sale of our San Lorenzo refinery, including loading and unloading facilities and the fuel sales network composed of about 360 points of sale and related customer relationships. The sale was consummated and we transferred ownership of the assets involved in this transaction on May 2, 2011. The total amount of the transaction was US$102 million, including the before mentioned assets as well as inventories amounting approximately US$60 million. The transaction is subject to approval by the CNDC.

These assets have been classified as “Assets held for sale” in 2010, and measured at net realizable value. The transaction resulted in a loss of Ps. 209 million that was recognized in earnings in 2010.
Ricardo Eliçabe Refinery
The Ricardo Eliçabe refinery is located in Bahía Blanca, Province of Buenos Aires, a strategic location for the reception of crude oil coming through an oil pipeline from the Neuquén Basin, other Argentine crude oils coming by sea from the Golfo San Jorge or Santa Cruz Sur basins, and for imports from international markets. With a crude processing capacity of approximately 30,500 barrels per day, this refinery produces a wide variety of products: regular gasoline, premium gasoline and ultra high octane gasoline (Podium), diesel oil, fuel oil, asphalts and liquefied gases (propane and butane).
The refinery also produces intermediate fuel oil mixes used as fuel in vessels, raw materials for solvents and varieties for the petrochemical industry. The refinery has a storage capacity of 585,000 barrels of heavy products and 625,000 barrels of light products.
Dock Sud Plant
The Dock Sud plant, located in the province of Buenos Aires, close to the city of Buenos Aires, has a total storage capacity of approximately 245,000 barrels of heavy products and 950,000 barrels of light products. Crude oil is received from the oil pipeline connecting Bahía Blanca with Dock Sud and is dispatched to tankers transporting the oil to the San Lorenzo refinery.
Caleta Paula Plant
The Caleta Paula plant is our newest distribution plant. It is located in the Province of Santa Cruz, close to the city of Comodoro Rivadavia, in southern Argentina. The strategic location of this plant significantly improves our logistical capacity in an area distant from refineries. In addition, it allows us to maintain significant stocks of products to satisfy demand in the southern area of the country for gasoline, diesel oil and lubricants. The plant is located on the Atlantic coast, and is supplied by vessels and supplemented by truck loading facilities. It has a storage capacity of 90,000 barrels of light products.
Refining Investment Plans
The “Refining Quality Adjustment Project” in Bahía Blanca involves the construction of a diesel oil hydro-treatment plant to adjust fuel quality to the specifications set by law in terms of sulfur content.
This project continues to date. During 2010 we completed the engineering phase required to proceed with the purchase of equipment, construction and assembly. Construction of the hydro-treatment facilities required to adjust our diesel oil quality to meet statutory specifications in order to replace imports of this product is estimated to begin in the second half of 2011.
In addition to the above, the investment plan for the refining and distribution segment includes biofuel projects aimed at complying with the provisions set forth by new legislation applicable in Argentina which requires, as from 2010, 5% bioethanol and 7% biodiesel content for gasoline and diesel oil commercialized within the country. As a result of these regulations, investment projects are required to be carried out at our Bahía Blanca, Dock Sud and Caleta Paula facilities.
During 2010, we began producing biodiesel at the San Lorenzo, Bahía Blanca and Dock Sud plants and to deliver the product from all our terminals. However, since the SE sets a quota for available bioethanol, biogasolines were formulated and delivered only from San Lorenzo and Dock Sud plants. We plan to complete works relating to biogasolines in Bahia Blanca and Caleta Paula during 2011. Improvements will be implemented at biodiesel facilities to allow formulation and delivery on a highly automated basis from all our terminals.
In addition, during 2010 investments were made at Bahía Blanca and San Lorenzo refineries, especially relating to the environment and safety, as well as plant shutdowns for major maintenance works in addition to the execution of a project relating to ducts used for light products (gasoline and diesel oil) to be completed during 2011 that will provide greater pumping capacity and increased safety to prevent spills. The major plant shutdowns that took place during 2010 in Bahia Blanca aimed at preparing the units to operate in new campaigns for up to 5 years of production though maintenance works at the refinery distillation and conversion units and boilers.

Distribution Division
As of December 31, 2010 our commercial network of gas stations and wholesale customers allowed us to deliver products and services to a number of regions in Argentina. In recent years, our strategy has been to optimize our customer portfolio, adapt its size to our refineries’ production capacity, and streamline distribution processes. We expect implementation of this strategy to continue in the coming years.
As of December 31, 2010, we had a network of 604 gas stations located throughout Argentina and 27 Spacio 1 convenience stores, including 360 points of sale sold in May 2011 in conjunction with the San Lorenzo refinery.
During 2009, we moved forward with the optimization of our gas station network, extending our brand to 511 gas stations that account for 84.6% of our network.
During 2010, continuing with our brand upgrade program developed and started in 2009, we aligned and updated the branding of 170 of our gas stations.
PESA’s points of sale (gas stations) in Argentina as of December 31, 2010 were as follows:

As of December 31,
2010
Owned (1)	124
Franchised (2)	480

Total	604

Following the completion of the sale of our San Lorenzo refinery and part of our sales network, PESA’s points of sale (gas stations) in Argentina will be as follows:

After Sale
Owned (1)	85
Franchised (2)	210

Total	295

(1)	Owned or controlled by PESA under long-term commercial contracts or other types of contractual relationships that secure a long-term direct influence over such points of sale.

(2)
The term “franchised” is used to refer to gas stations owned by third parties with whom PESA has signed a franchise agreement that provides PESA with the right (i) to become the gas stations’ exclusive supplier and (ii) to brand the gas station with its corporate image. Current laws establish that the term of such contracts should be 5 years for existing stations and 8 years for newly constructed stations.

PESA sells fuels in Argentina under the Petrobras and other brand names. Distribution as of December 31, 2010 was broken down as follows:
Gas Stations

As of December 31,
2010
Petrobras-branded	513
Other brands	91

Total	604

Following the completion of the sale of our refining business in San Lorenzo, distribution would be as follows:

After sale
Petrobras-branded	269
Other brands	26

Total	295

Our liquid fuels domestic sales totaled 2.2 million cubic meters during 2010, a 7% increase compared to 2009. Our market share in 2010 was 11.1%, a 0.1% increase when compared to 2009.
Of the 2.2 million cubic meters of total liquid fuels sold in 2010, 1.5 million cubic meters were attributable to diesel oil. This volume, boosted by demand from the agricultural sector, accounts for a 6,3% increase compared to 2009. Gasoline sales volumes, in turn, totaled 0.7 million cubic meters, an approximately 9% increase compared to 2009, as a result of a greater demand for high grade and premium gasolines. Sales volumes of Podium, the Company’s premium gasoline, increased 13.3% during 2010.

Our distribution business is also significantly focused on lubricants. We aim at consolidating the Lubrax brand in Argentina through the development of exclusive lubricant customers, the leverage of combined sales with liquid fuels and promotions at retail outlets. During the first quarter of 2011, we designed and developed a change in Lubrax’s image that involves changes in the logo, the packaging and the names of our products.
In 2010, Lubrax sales in the Argentine market totaled 22,800 cubic meters, a 6.8% decrease when compared to 2009. Our share in the lubricants market in 2010 was 7.7%, down from 9.1% in 2009.
We also sell petroleum products to the industrial, construction and marine markets. Products sold in these markets include marine fuels and lubricants, asphalts and other products that are beyond governmental price stabilization policies. Our strategy is to consolidate our presence in these markets to maximize profits. In 2010, we sold 272,000 tons of Intermediate Fuel Oil (“IFO”) bunker, used in ships, a 7.5% increase compared to the previous year. In addition, we sold 40,000 cubic meters of marine diesel oil with a 16% market share, up from 12,2% in 2009.
In 2010, we sold 160,000 tons of asphalt, representing a 35% market share, a 13% increase when compared to 2009.
The following table shows production and sales for our consolidated refining and distribution segment for the fiscal years ended December 31, 2010, 2009 and 2008:

	Year Ended December 31,
	2010	2009	2008

Average crude oil processed per day (barrels)	57,200	51,900	72,200

Production (thousands of tons):
Virgin naphtha	700	737	882
Diesel oil	1,098	999	1,427
Other products	1,001	978	1,330

Sales (in thousands of m3):
Crude oil(1)	226	226	487
Gasoline	783	764	857
Diesel oil	1,714	1,704	2,393
Fuel oil/ IFOS	687	594	896
Paraffins	214	324	436
Others	539	516	603

Sales (in millions of pesos):
Argentina	6,457	4,675	5,708
Outside of Argentina	888	953	1,234

Total	7,345	5,628	6,942

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
Refinor owns the only refinery in the northern region of Argentina, which is located in Campo Durán, Province of Salta. Refinor’s refining capacity is approximately 26,400 barrels of oil per day and its natural gas processing capacity is 20.4 million cubic meters per day. In May 2007, Refinor increased its installed natural gas processing capacity by replacing the turbine that drives the Turboexpansion II Plant compressor. As a result, the plant’s processing capacity increased by 850,000 cubic meters per day.

Refinor owns and operates the following processing plants: an atmospheric distillation unit (topping), a vacuum distillation unit, a gasoline hydro-treatment unit, a catalytic reformer plant, two turboexpander and fractioning plants for liquefied petroleum gas (“LPG”) production, as well as a plant for the production of auxiliary services (industrial water, steam, electricity, compressed air) used in the different processing plants.
The Campo Durán Refinery receives crude oil/condensate and natural gas from the Northwestern basin and from Bolivia. These operations are conducted through two oil pipelines and three gas pipelines.
In addition, Refinor operates a 1,100 km long pipeline running from Campo Durán (in the Province of Salta) to Montecristo (in the Province of Córdoba) for the distribution of its products. Along the pipeline, the Banda Río Salí (in the Province of Tucumán), Güemes (in the Province of Salta) and Leales (in the Province of Tucumán) dispatch plants are supplied. This pipeline is the most important distribution channel for liquids generated in the Northwestern basin in Argentina and transports diesel oil, virgin naphtha, motor gasoline, butane and propane.
As of December 31, 2010, Refinor has a commercial network of 69 gas stations located in the Provinces of Salta, Tucumán, Jujuy, Córdoba, Santiago del Estero, La Rioja, Catamarca and Chaco. Through these gas stations, Refinor sells a high performance fuel line: Refinor 97 (97 octane), High grade (95 octane), Regular (85 octane) and Eco Diesel.
In 2010, daily average volumes of crude processed totaled 12,425 barrels per day, a 13% decline compared to 2009 due to reduced crude oil availability in the Northwestern basin. Sales volumes totaled 865,000 cubic meters per year, a 14.5% decrease compared to 2009, 532,000 cubic meters of which were directed to the domestic market and 333,000 cubic meters of which were directed to export markets. During 2010, Refinor had a market share of approximately 24% and 22% in the motor gasoline and diesel oil markets, respectively, in the Northwestern region of Argentina. Considering the size of its gas station network, Refinor continues being the oil company with the second highest number of retail outlets and sales volumes in the Northwestern region of Argentina.
In 2010, Refinor processed an average of 15.5 million cubic meters of natural gas per day, a 12% decrease when compared to 2009.
In terms of LPG, during 2010 Refinor’s own production decreased from 306,000 tons in 2009 to 265,000 tons in 2010. This decrease is mainly attributable to a fire incident occurred at the gas processing plant in June 2010 which affected productions levels between June and September 2010. In 2009, Refinor had record production of 370,000 tons. Of this amount, 64,000 tons were produced under an agreement, for which Refinor receives a processing fee and ownership and marketing of LPG corresponds to the counterparty involved in the agreement. Refinor’s own production decreased from 329,000 tons in 2008 to 306,000 tons in 2009 as a consequence of the above-mentioned agreement.
Sales of LPG totaled approximately 240,000 tons during the year, a 22% decrease when compared to 2009.

The following table sets forth Refinor’s production and sales for fiscal years ended December 31, 2010, 2009 and 2008:

	Year ended December 31,
	2010	2009	2008
Production (in thousands of m3):
Gasoline	113	103	111
Virgin naphtha	203	280	297
Diesel oil	286	299	323
Natural gasoline	118	141	147
Propane / butane	265	306	329
Other products	92	113	105

Sales (in thousands of m3):
Gasoline	114	107	110
Virgin naphtha	348	467	484
Diesel oil	285	311	324
Propane/butane	239	307	313
Other products	118	127	89

Sales (in millions of pesos):
Argentina	1,280	1,058	894
Outside of Argentina	517	535	344

Total	1,797	1,593	1,238

Competition
Our principal competitors in the Argentine gasoline and diesel oil markets are YPF, Shell, and Esso, with market share of approximately 57.3%, 14.2%, and 13.3%, respectively, according to the SE.

PETROCHEMICALS
The Petrochemical business is an important component of our vertical integration strategy. Our goal in the petrochemical business is to maintain our position in styrenics market by capitalizing on current conditions and maximizing the use of our own petrochemical raw materials.
As of December 31, 2010, our petrochemical operations were performed in Argentina and Brazil, through Innova S.A. (“Innova”). We produce a wide array of products, such as styrene, polystyrene and synthetic rubber, both for the domestic and export markets.
On March 31, 2011, we agreed to sell our 100% interest then held in Innova to our controlling company Petrobras, as part of our strategy to prioritize our activities in Argentina
In November 2009, we approved the sale of our fertilizer business, which was effected in January 2010. The decision was part of our ongoing strategy to assess our business and asset portfolio structure to identify opportunities to maximize the value of the whole Company.
Argentine Operations
Argentine Styrenics Division
In Argentina, we are the only producer of styrene, polystyrene and elastomers and the only integrated producer of plastics derived from oil production. As part of our efforts to integrate our operations, we use a substantial amount of styrene for the production of polystyrene and synthetic rubber.
The styrenics division has the following plants:
•
An Integrated Petrochemical Complex at Puerto General San Martín, in the Province of Santa Fé, with an annual production capacity of 160,000 tons of styrene, 58,500 tons of synthetic rubber, 180,000 tons of ethylbenzene and 31,000 tons of ethylene.

•
A polystyrene plant located at Zárate, in the Province of Buenos Aires, with a production capacity of 65,000 tons of polystyrene per year and 14,000 tons of bioriented polystyrene (“BOPS”) per year. This state-of-the-art BOPS plant is the only one of its type in South America.

•
An ethylene plant located in San Lorenzo with a production capacity of 19,000 tons per year. It is located along the Paraná river coast, near the Puerto General San Martín petrochemical complex, which uses ethylene as raw material for the production of ethylbenzene and styrene.

In 2010 sales volumes of monomer styrene totaled 74,000 tons, an 8% increase compared to 2009, primarily attributable to increased demand both in Argentina and in the region, especially Brazil. In line with these results and as in the previous year, in 2010 no deliveries of ethylbenzene were made to Innova since the Puerto General San Martin styrene plant operated at its maximum capacity. In addition, we exported 10,000 tons of styrene to Innova in order to partially meet the increased demand and its needs during its scheduled plant shutdown by the end of May and early in June 2010. By the end of the year, we imported styrene to supplement production to be affected by a maintenance scheduled plant shutdown planned for early 2011.
In 2010, our polystyrene plant operated at maximum capacity and achieved the highest production volume for the last 10 years. Total sales volumes of polystyrene totaled 55,000 tons in 2010, accounting for a 6% increase compared to 2009. This increase was mainly attributable to increased demand in the domestic market with total sales volumes of 43,800 tons, 9% higher compared to 2009. In the regional market, sales volumes totaled 11,200 tons, 4% lower compared to 2009.
In the synthetic rubber market, our sales volumes totaled 45,500 tons in 2010, approximately 3% less compared to 2009, of which 22,000 tons were sold in the domestic market and 23,500 tons to regional exports, accounting for a 2% increase and a 7% decrease, respectively. The decrease was mainly due to the fact that our sales to the export market were the most affected by availability constraints in the first semester resulting from a scheduled shutdown that took place at the Puerto General San Martín plant.
During 2011 we will seek to complete plant retrofitting works to produce polymers in compliance with the new European regulations applicable as from January 1, 2010, and thus obtain product certification before our main clients.

As of December 31, 2010, our estimated market share of the following products in Argentina were:
•	Styrene and Polystyrene — 85,9%
•	Styrene butadiene rubber (“SBR”) — 79%.
The following table sets forth production and sales by major product for the styrenics divisions in Argentina for fiscal years ended December 31, 2010, 2009 and 2008:

	Year ended December 31,
	2010	2009	2008
Production (thousands of tons):
Styrene (1)	146	129	122
Synthetic rubber (2)	46	47	45
Urea (3)	5	92	67
UAN and other liquid fertilizers (3)	5	195	274
Polystyrene	65	61	59
BOPS	11	12	12

Sales (thousands of tons):
Styrene (1)	74	68	73
Synthetic rubber (2)	45	47	48
Fertilizers (3)	20	475	483
Polystyrene and BOPS	66	64	61
Propylene	24	20	18

Sales (in millions of pesos):
Argentina	856	1,073	1,503
Outside of Argentina	520	472	477

Total	1,376	1,545	1,980

(1)	Including ethylbenzene.

(2)	Including SBR, NBR and butadiene.

(3)	Corresponds only to January 2010, since we completed the sale of our fertilizer business.
Brazilian Operations
Until March 31, 2011, our petrochemical operations in Brazil were conducted through Innova.
Innova has the first integrated complex in Latin America for the production of ethylbenzene, styrene and polystyrene, located at Triunfo Petrochemical Pole, in the state of Rio Grande do Sul, in southern Brazil. The styrene plant has a production capacity of 260,000 tons per year and the polystyrene plant has a production capacity of 150,000 tons per year.
The polystyrene plant uses approximately 137,000 tons of styrene as feedstock to produce two grades of polystyrene (Crystal and High Impact). The remaining styrene is sold mainly in the Brazilian market for the production of synthetic rubber, expanded polystyrene, polyester and acrylic resins.
In September 2008, following an investment of approximately US$100 million, Innova opened a new ethylbenzene plant, one of the world’s most modern facilities in the world in terms of technology, environment and occupational health. This plant has a production capacity of 540,000 tons per year. The plant’s state-of-the-art technology and its location on the same styrene plant site allow for a significant reduction in costs.
During 2010, Innova reach a record production of styrene and polystyrene. In addition, Innova set a record in terms of polystyrene sales as well as styrene loading, shipment and sales.
Styrene production volumes totaled 267,000 tons and styrene sales volumes reached 153,000 tons, 13% and 5% higher compared to the previous year, respectively. Polystyrene production volumes reached 146,000 tons and sales volumes totaled 149,000 tons, reflecting 19% and 21% increases compared to the previous year, respectively. Finally, ethylbenzene production volumes totaled 284,000 tons, mainly due to increased demand in the Brazilian market.

During 2007, Innova became the first petrochemical company in Brazil to receive a Restriction of Hazardous Substances (“ROHS”) certification, a European Union standard products in compliance with minimum level of substances harmful to the environment and human health. In 2010 this certification was renewed for three years.
In December 2010 Innova obtained the REACH (Registration, Evaluation and Authorization of Chemicals) certification, which allows Innova products to be exported to the European Union.
On March 31, 2011, through our subsidiary Petrobras Energía Internacional S.A., we agreed to sell our interest in Innova to our controlling shareholder, Petrobras. The total amount of the transaction was US$332 million. See “Item 7. Mayor shareholder and related party transactions — Related party transactions — Sale of companies.”
The following table sets forth Innova’s styrene and polystyrene production and sales for fiscal years ended December 31, 2010, 2009 and 2008.

	2010	2009	2008
Production (in thousands of tons):
Styrene	267	236	224
Polystyrene	146	123	110
Sales (in thousands of tons):
Styrene	153	146	146
Polystyrene	149	123	112
Other(*)	13	9	53
Sales (in millions of pesos):
Brazil	2,156	1,397	1,571
Outside of Brazil	44	61	74

Total sales	2,200	1,458	1,645

(*)
From the opening of the new ethylbenzene plant in 2009, Innova stopped producing and selling certain steams that were part of the volume of “Others sales” in 2008. However, reduced income from such operations was offset by the reduction in costs attributable to the start-up of the ethylbenzene plant in 2009.

Competition
The petrochemical market in which we compete is highly cyclical, and world market conditions have a strong impact on our results of operations. We are the only producer of styrene, polystyrene and elastomers in Argentina, but compete with other foreign producers, especially those from Brazil.
In Brazil, as of December 31, 2010 we competed with Styron (formerly Dow Chemical), Unigel (formerly CBE and BASF), Videolar and Lanxess (Elastomers).

GAS AND ENERGY
The gas and energy business segment serves to link together our energy businesses and allows us, by integrating our various businesses, to maximize profits from gas and electricity production and ensure self-supply.
Within this segment, we sell gas produced by our oil and gas exploration and production business segment, as well as imported gas. We also provide oil, gas and LPG brokerage and trading services. In addition, through our stake in TGS, we are engaged in the transportation of gas in southern Argentina and in the processing and marketing of natural gas liquids (“NGL”). We are a major player in the Argentine electricity market, where we operate in the generation, transmission and distribution segments.
In the Gas and Energy segment our main business objectives are:
•	Growing profitably in the gas business.

•	Growing profitably in the LPG business.

•	Growing profitably in the electricity market.
Gas Marketing and Transportation
Our gas and energy business segment sells gas produced by our oil and gas exploration and production segment, as well as imported gas. In addition, we provide oil, gas and LPG brokerage and trading services. This business segment enables us to position ourselves as a leading commercial service provider, assisting clients in sales, logistics, foreign trade and marketing.
In 2010, in Argentina, sales volumes of gas produced and imported by us totaled 7.5 million cubic meters per day, 13% less than in 2009. We sold 4.6 million cubic meters of gas per day under the brokerage modality. In addition, gas was imported from Bolivia through ENARSA to be sold in the Argentine market. LPG produced and imported by us totaled 253,000 tons, of which 33,000 tons were sold under the brokerage modality.
Commissioning of TGS’s expanded transportation system in the Strait of Magellan had a positive impact on the marketing business. The expansion allowed more flexible injection alternatives from the Austral basin to meet gas supply commitments and comply with PESA’s agreements with the Argentine government. In addition, under Resolution No.1,410 the Argentine government’s involvement in natural gas deliveries increased to support operation of the transportation and distribution systems in scenarios where demand exceeds supply.
During 2009, Argentina sales of gas produced and imported by us totaled 8.6 million cubic meters per day. We sold, in turn, 3.9 million cubic meters per day in gas brokerage services. LPG sales volumes totaled 252,000 tons, of which 33,000 tons were sold under brokerage agreements.
Gas Transportation — TGS
Our Interest in TGS and Corporate Developments
We indirectly hold a 27.65% interest in TGS. TGS’s controlling shareholder is CIESA, which as of the date of this annual report holds approximately 55.3% of TGS’s capital stock. The remaining 44.7% of TGS’s capital stock is publicly held. TGS’s shares are listed on the Buenos Aires Stock Exchange and on the NYSE. CIESA is 50% owned by PESA (directly and indirectly through our subsidiary Petrobras Hispano Argentina S.A.), 40% by a trust whose trustee is ABN AMRO BANK N.V. Sucursal Argentina (the “Trust”), and the remaining 10% by Enron Pipeline Company Argentina S.A., a subsidiary of Enron Corp. (“EPCA”), which was acquired by Pampa on April 8, 2011.
CIESA’s and TGS’s current stock structure reflects the implementation of the first stage of the master settlement agreement and the mutual release agreement, signed by PESA and certain Enron subsidiaries on April 16, 2004 (the “Master Settlement Agreement”), in connection with the restructuring of CIESA’s indebtedness. CIESA’s Board of Directors is composed of three of our representatives, two representatives of the Trust and one representative of EPCA. TGS’s Board of Directors is composed of nine members, six of whom are CIESA’s representatives, and three are independent members. Pursuant to a shareholders’ agreement entered into on August 29, 2005 (the “Shareholders’ Agreement”) among EPCA, the Trust and us, we have the right to appoint the chairman of the Board of Directors of both TGS and CIESA and the Chief Executive Officer of TGS.

Due to abrupt changes following the enactment of the Public Emergency Law in Argentina, CIESA and TGS both defaulted on their debt in 2002. CIESA failed to repay corporate bonds (“Obligaciones Negociables”) having a principal amount of US$220 million and derivative instruments of approximately US$2 million. In 2004, TGS successfully restructured substantially all of its debt.
In April 2004 PESA and EPCA, at that time CIESA’s only shareholders, entered into the Master Settlement Agreement to provide the necessary flexibility to move forward in restructuring CIESA’s financial debt. The Master Settlement Agreement provided for, among other things, certain stock transfers to be implemented in two successive steps. In July 2005, the Ente Nacional Regulador del Gas (Argentine Gas Regulatory Agency) (“ENARGAS”) approved the implementation of the first stage of the transactions contemplated by the Master Settlement Agreement and, as a result, on August 29, 2005, (a) Enron transferred 40% of CIESA’s shares to a newly created trust (the aforementioned Trust), and (b) PESA and its subsidiary, Petrobras Hispano Argentina, transferred Class “B” common shares of TGS, representing 7.35% of TGS’s capital stock, to subsidiaries of Enron, which in turn were subsequently sold to third parties.
Subsequently, pursuant to the terms of the financial debt restructuring agreement entered into on September 1, 2005 by CIESA, PESA, Petrobras Hispano Argentina S.A., EPCA, the Trust and all its financial creditors (the “CIESA Restructuring Agreement”), CIESA refinanced the debt for an amount of about US$23 million at a 10-year term.
In addition, the CIESA Restructuring Agreement contemplated the terms of the Master Settlement Agreement, which envisaged debt capitalization for a nominal amount of US$201.5 million plus accrued unpaid interest.
While approval of the CIESA Restructuring Agreement by the authorities was pending, on January 9, 2009, Ashmore Energy International Limited (now AEI), the only self declared holder of notes issued by CIESA in 1997, announced its decision to terminate the agreement, to which AEI, CIESA and others were a party.
On January 28, 2009, CIESA brought an action in New York state court seeking a declaratory judgment that any action initiated by AEI against CIESA in connection with the corporate bonds is barred by the statute of limitation, requesting an injunction for strict performance of the CIESA Restructuring Agreement requesting damages for unlawful termination of the agreement by AEI. The action brought by CIESA was initially dismissed on July 29, 2009, since a bankruptcy petition was pending before the courts of Argentina.
On February 4, 2009, AEI filed a “quiebra” (involuntary bankruptcy) petition against CIESA before the Courts of Argentina for the amount of US$127 million, seeking recovery of an alleged claim relating to the corporate bonds. Such bankruptcy petition was rejected by the Court of Appeals in Commercial Matters on October 9, 2009. AEI filed motions to invalidate the court decision and remove the intervening judges with cause, which motions were also dismissed on November 24 and December 28, 2009, respectively.
Following the dismissal of the bankruptcy petition decided in Argentina, on November 13, 2009 CIESA file a motion to renew and reargue in New York state court, requesting that it be permitted to renew and reargue its prior action and revocation of the prior dismissal. On April 12, 2010, CIESA was notified of the resolution issued by the Judge of New York, whereby the company’s petition was sustained and the court considered itself to be competent to deal with the request for declaring that the statute of limitation pertaining to the referred claim had expired as well as other issues raised. On August 9, 2010 AEI filed an appeal and on January 27, 2011 the Court of Appeals dismissed the appeal and upheld the lower court’s decision.
On May 13, 2010 notice was given to CIESA of a filing made by AEI rejecting the claims stated by CIESA in its complaint and demanding payment of CIESA’s corporate bonds including interest accrued. On October 7, 2010 CIESA filed its response to AEI’s filing. The judge’s decision is still pending.
During the first quarter of 2011 Pampa reported that it acquired from AEI the corporate bonds issued by CIESA and certain claims against CIESA as well as 100% of the outstanding shares of EPCA, which in turn owns 10% of CIESA.
On May 10, 2011, CIESA executed a Memorandum of Agreement (“MOA”) in which the parties agreed, firstly, to suspend the New York Litigation in order to seek to re-establish the restructuring provided under the Restructuring Agreement, and to include Pampa Energia S.A. and Pampa Inversiones S.A. (together, “Group Pampa”) as a party thereto, all of the foregoing subject to the necessary governmental approvals in order to implement the Restructuring Agreement; and secondly, to timely abandon and waive each and every claim and action that the parties and third parties have raised in the lawsuit, thus terminating the controversies between the parties New York Litigation.
On May 18, 2011, CIESA, PESA, the Trust, EPCA and Pampa entered into a fourth amendment to the Restructuring Agreement providing for the replacement of AEI by Group Pampa in the Restructuring Agreement. The fourth amendment to the Restructuring Agreement was filed with ENARGAS and CNDC to be granted by their respective approvals. The consummation of the transactions contemplated in the Restructuring Agreement, as amended, is also subject to the satisfaction of these conditions precedent.

On April 29, 2011, TGS’s shareholder’s meeting approved the distribution of a cash dividend in the amount of Ps. 976 million that was paid to its shareholders on May 27, 2011. As a result, CIESA received a Ps. 540 million dividend payment from TGS.
Business
TGS began operations in late 1992 as a part of the privatization of the Argentine energy sector. Currently, TGS is the leading gas transportation company in Argentina, delivering about 61% of total gas transported in Argentina during 2010. TGS is also one of the leading natural gas liquid (“NGL”) producers and traders, both in the domestic and international markets, and an important provider of midstream services, including business structuring, turnkey construction and operation and maintenance of facilities used for gas storage, conditioning and transportation.
PESA provides services to TGS related to the operation and maintenance of the gas transportation system and related facilities and equipment to ensure that the system performance is in conformity with international standards and in compliance with certain environmental standards.
The following chart shows statistical information relating to TGS’s business segments for fiscal years ended December 31, 2010, 2009 and 2008.

	2010	2009	2008
Regulated Segment:
Average firm committed capacity (1)	80.0	78.3	73.3
Average daily deliveries (1)	62.8	62.2	63.0
Annual load factor (2)	79%	79%	86%

Unregulated Segment:
Liquids total production (3)	894.7	895.1	891.4
Processing capacity at year end (1)	46.0	46.0	46.0

(1)	In millions of cubic meters per day.

(2)	Corresponds to the quotient of the average daily deliveries and the average firm contracted capacity.

(3)	In thousands of tons.
Regulated Energy Segment of TGS
TGS has a gas transportation license in southern Argentina, and is the largest transporter of natural gas in Argentina and all of Latin America. TGS’s pipeline system connects Argentina’s southern and western gas reserves with the main consumption centers in those regions, including Greater Buenos Aires. TGS has an exclusive license for the use of the southern gas transportation system, which is due to expire in 2027 with an option to extend it for ten additional years if certain conditions are met.
TGS transports gas through more than 9,909 km of pipelines, of which almost 7,650 km belong to TGS, with a firm contracted capacity as of December 31, 2010 of 80.0 million cubic meters per day. Pursuant to these contracts, the capacity is reserved and paid for irrespective of the actual use by customers. Almost all capacity of the gas transportation pipelines in Argentina is currently apportioned among gas distribution companies, large industrial customers and gas-fired power plants under firm long-term transportation contracts. The total average life of its firm transportation contracts is approximately nine years. In addition, TGS provides interruptible transportation services under which gas transportation is dependent on the availability of excess capacity.
Transportation services begin with the receipt of gas owned by a shipper (e.g. distribution companies, producers, traders or large users) at one or more reception points. It is then transported and delivered to designated delivery points along the system. The total service area includes approximately 5.3 million end users, approximately 3.5 million of which are in Greater Buenos Aires. Direct services to residential, commercial, industrial users and electric power plants are mainly provided by four gas distribution companies, which are connected to the TGS gas pipeline system: Metrogas S.A., Gas Natural Ban S.A., Camuzzi Gas Pampeana S.A. and Camuzzi Gas del Sur S.A. Some important industries and electric power plants are also located within TGS’s operational area and are provided with direct gas transport services by TGS.

TGS has made significant investments in its business since the privatization. As a result, compression power has been increased from 429,030 HP in 1992 to 716,500 HP in 2010 and transportation capacity has been increased from 42.9 million cubic meters per day to 79.9 million cubic meters per day by the end of 2010.
Gas Trust
In light of the lack of expansion of the Argentine natural gas transportation system over recent years (as a consequence of the “pesification” of tariffs and the fact that the renegotiation of the terms of the utility contracts is still pending) and a growing gas demand in certain segments of the economy, in April 2004 the Argentine government established the framework for the creation of a trust fund (the “Gas Trust”), aimed at financing the expansion of the national gas transportation system.
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
In addition, in April 2006, the Ministry of Federal Planning and Public Investment and Utilities (the Ministry of Federal Planning”), the SE and natural gas transporters, among others, signed a letter of intent to carry out a second, significantly larger expansion of the gas pipeline system. This second expansion will increase the aggregate transportation capacity of our system by 378 MMcf/d.
Ownership of the works of the second expansion will lie with a gas trust fund and the investment will be financed by other gas trust funds, whose trustors are the gas producers and the shippers who subscribed the additional capacity. The investment will be repaid with a new tariff charge that will ultimately be paid by the business and industrial users with firm transportation contracts.
The second expansion involves the installation of over 708 miles of pipeline loops and 196,800 HP of additional power. It also involves the construction of a new pipeline in the Strait of Magellan, which was completed in March 2010, and permits the transportation of more natural gas from the Austral basin. As of December 31, 2010, 222 MMcf/d of the second expansion project had been completed and become operational. The remaining 156 MMcf/d of are estimated to be completed in different stages, 53MMcf/d in July 2011 and 103 MMcf/d during 2012.
Tariff Renegotiation Process
As a consequence of the Public Emergency Law that pesified and prohibited the increase of tariffs, revenues from the regulated energy segment have declined considerably. The gas transportation segment represented 33%, 42% and 36% of the total revenues of TGS in 2010, 2009 and 2008, respectively, while from the time of TGS’s privatization through 2001, revenues for this segment represented approximately 80% of TGS’s total annual revenues. TGS is still engaged in discussions with UNIREN regarding the renegotiation of its tariffs. As a result, and despite contracted capacity increases, the profitability of the regulated business has not yet been restored.
After several proposals aimed at adjusting TGS’s license terms, which were rejected by TGS because they did not reflect preliminary agreements, in 2005 UNIREN proposed a 10% tariff increase and an overall tariff review effective in 2006. This proposal required that TGS and its shareholders waived any future claim against the Argentine government resulting from the Public Emergency Law and/or the failure to adjust tariffs during 2000 and 2001 based on the United States Industrial Goods Producer Price Index. TGS responded by rejecting the initial 10% increase as insufficient, and jointly with PESA agreed not to pursue any such claims if the parties reached a reasonably satisfactory agreement on tariff adjustments. In addition, Enron (Enron Creditors Recovery Corp., formerly, Enron Corp.), which filed a claim against Argentina with the International Centre for Settlement of Investment Disputes (“ICSID”) and obtained a favorable judgment in May 2007, reported that it would only consider waiving its claims provided it were fairly compensated. During 2006, UNIREN submitted two proposals to TGS with terms identical to those established in previous proposals.
In October 2008, TGS executed a provisional agreement with UNIREN, which provides for a 20% tariff increase to be retroactively applied as from September 1, 2008 and for the application of the proceeds from such increase to an investment plan in the gas transportation system devised under the same agreement. In December 2009, the Argentine government issued Decree No.1,918/09 ratifying such provisional agreement. TGS was to invoice the tariff increase to its customers once ENARGAS had published the new tariff schedule and defined the billing method for the retroactive effect. In August 2010, TGS sent a letter to ENARGAS requesting authorization to publish the new tariff schedule and the method for collection of the retroactive increase and the application of an interest rate in accordance with the payment terms to be defined. ENARGAS answered TGS that it had forwarded the background information and the tariff project to the Undersecretariat of Coordination and Control of Government Affairs, within the scope of the Ministry of Federal Planning, in compliance with Resolution No. 2000/2005 issued by the Ministry of Federal Planning.

In September 2010, TGS filed a summary action for the protection of its constitutional rights (“acción de amparo”) under Section 43 of the Argentine Constitution and Law No.16,986, against the ENARGAS and the Undersecretariat of Coordination and Control of Government Affairs to seek implementation of the new tariff schedule. On November 2010, notice was given to TGS of the judgment granting the requested action and thus ordering the Undersecretariat of Coordination and Control of Government Affairs to return to the ENARGAS within two days the documents relating to the new tariff schedule applicable to TGS in compliance with Decree No. 1,918/09, and instructing ENARGAS to define the tariff schedule and the method for collection of the retroactive increase within two days following receipt of the referred documents. ENARGAS and the Undersecretariat of Coordination and Control of Government Affairs appealed said judgment and as of the date of this annual report, a decision is still pending.
In addition, in November 2010, UNIREN proposed TGS to move forward with the renegotiation of the license agreement within the scope and according to the terms and conditions of the Public Emergency Law, for which purpose suspension of the before mentioned action for the protection of constitutional rights was required. In November 2010, TGS decided to authorize a 20 business days suspension automatically renewable at maturity (except if TGS’s Board of Directors decides not to renew the same before or at the end of each period) in order to move forward with the renegotiation of the license agreement. On December 2010, TGS sent a letter to the ENARGAS and to the Ministry of Federal Planning requesting the suspension.
On April 5, 2011, the Court of Appeals confirmed the judgment rendered by the judge of first instance whereby the Under-secretariat of Coordination and Control of Government Affairs was instructed to return to ENARGAS, within 60 business days, the documents relating to the new tariff schedule applicable to TGS in compliance with Decree No. 1,918/09, and ENARGAS was instructed to establish the method for collection of the retroactive tariff increase within 60 business days after receipt of the tariff schedule.
Since more than one year has elapsed since publication of Decree No. 1,918/09 and given authorization of the suspension of the action for the protection of constitutional rights, this meaning a material change in the conditions determining the original recording of the tariff increase, TGS’s management resolved to: (i) discontinue accounting of revenues attributable to the tariff increase, and (ii) reverse the receivable amounts previously accounted. TGS’s management decision does not imply a waiver of the rights conferred by Decree No. 1,918/09.
This provisional agreement will be valid until the effective date of an agreement for the comprehensive renegotiation of the license to be entered into with the National Government.
In addition, in early October 2008, TGS received from UNIREN a proposal for a comprehensive renegotiation agreement (including a 20% initial tariff increase). As of the date of this annual report, TGS is evaluating that proposal. As set forth in the provisional agreement, TGS should reach an agreement with UNIREN on the modalities, terms and dates for the execution of the comprehensive agreement before the expiration date of the Public Emergency Law. If no agreement is reached, UNIREN will submit a report to the Argentine government recommending the steps to be taken.
Non-regulated Businesses of TGS
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
NGL production and distribution net revenues accounted for approximately 61%, 50% and 57% of TGS’s net revenues in 2010, 2009 and 2008, respectively. TGS’s operations were benefited by the adverse change in the regulated gas transportation segment, and rises in the international price of NGL and natural gasoline experienced during recent years (despite the temporarily sharp decline in the fourth quarter of 2008), which permitted higher revenues principally from exports. NGL production in 2010, 2009 and 2008 totaled 894,700,000 tons, 895,100 tons and 891,400 tons, respectively. See “Item 5—Analysis of Equity in Earnings of Affiliates”.

During 2010, TGS sold its NGL production to brokers and refineries in the local market and part of the production was exported to PIFCo and other companies at current international market prices. During 2009, an agreement entered into with PIFCo for the sale of propane and butane was renewed for a sixteen month term, expiring on December 31, 2010. TGS currently sells its NGL exports to Petredec Limited under an export agreement that became effective January 1, 2011, following a private bidding process that resulted in a significant improvement for TGS in terms of price. The contract provides for sales of approximately 248,017 short tons (a unit of weight equal to 2,000 pounds or 907.2 kilograms) at the price quoted in Mont Belvieu, Texas, plus a fixed charge per metric ton. The contract expires on April 30, 2012.
TGS also exports natural gasoline to Trafigura Beheer B.V. Amsterdam, under an export agreement which came into effect January 1, 2010 and expires on June 30, 2011. This agreement provides for sales of approximately 10,741 short tons per month at NWE Ara price (used as reference in export agreements), less a fixed discount per metric ton.
One hundred percent of TGS’s ethanol is sold in the domestic market to PBB-Polisur S.A. at spot price.
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
On a day-to-day basis, TGS competes, to a limited extent, with Transportadora de Gas del Norte S.A. for interruptible transportation services and for new firm transportation services made available as a result of expansion projects from the Neuquén basin to the Greater Buenos Aires area. Interruptible transportation services accounted for only 5% of TGS’s regulated business net revenues for 2010. The relative volumes of such services will depend mainly upon the specific arrangements between buyers and sellers of gas in such areas, the perceived quality of services offered by the competing companies, and the applicable rate for each company.
With respect to natural gas liquids processing activities, TGS competes with Compañía MEGA S.A., which owns a gas processing plant in the Neuquén basin and has a processing capacity of approximately 36 million cubic meters per day. Our controlling company, Petrobras, has a 34% interest in Compañía MEGA S.A.
Electricity
In the electricity business, we are active in generation, transmission and distribution activities, and are positioned as a major player in the Argentine electricity market. Electricity generation allows us to increase the value of our natural gas reserves. Integration of our business chain provides us with new growth opportunities, adding value through the sale of power and energy services to end users as well as through the development of cutting-edge technology.
We conduct electricity generation activities through the Genelba thermal power plant (“Genelba”) and the new open cycle gas-fired turbine (“Genelba Plus”) in the Province of Buenos Aires and the Pichi Picún Leufú Hydroelectric Complex (“HPPL”) in the Comahue region, on the Limay River, in the Province of Neuquén. The electricity distribution business is developed through our indirect equity interest in EDESUR, a company controlled by Distrilec. In addition, in the transportation business segment, we hold an equity interest in Enecor S.A.
The Argentine Electricity Market
In the early 1990s, as part of a general state reform and privatization plan, the Argentine government carried out an overall restructuring of the electricity sector and allowed for greater private sector participation. The Argentine electricity system had been characterized by the inability to meet short- and long-term demand and low service quality, with limited capacity on the part of the state to make necessary investments.
For the ten years prior to 2008, electricity demand in Argentina increased at an average rate of 5.2% per annum, exceeding the growth in GDP for the period. However, during 2008, the rate of growth declined as a consequence of a warm winter and the onset of the global economic crisis and during 2009, demand decreased mainly as a consequence of the drop in industrial activity levels and moderate temperatures during the year that resulted in reduced consumption by the residential sector. In 2008 the demand grew by 2.9% while in 2009 demand decreased 1.3% compared to 2008. Electricity demand resumed growth in 2010, at a rate of about 6%, as a result of economic recovery, reaching 110,760 GWh for the year. The residential sector made the highest contribution to growth as a consequence of the increased number of electric products used both in summer and in winter, with an increase rate of about 7%. Industrial demand, in turn, also showed an increase of about 5% compared to 2009.

In 2010, a new energy consumption record was set. Supply to the system came from increased thermal generation derived from the addition of new generation facilities to the system and larger hydroelectric resources from extraordinary water volumes in the Paraná and Uruguay rivers. At the same time, in the Comahue basin, volumes of water were below historical average values, triggering an increase in the use of liquid fuels and imports.
Total electricity generation in Argentina during 2010, including imports and exports, totaled 116,165 GWh (57% attributable to thermoelectric plants, 35% to hydroelectric plants, 6% to nuclear plants and 2% to imports).
Electricity Generation: Genelba and HPPL
Genelba is a 674 MW combined cycle gas-fired generating unit located at the central node of the Argentine electricity network, in Marcos Paz, about 50 km away from the City of Buenos Aires. As part of our strategy to increase vertical integration, Genelba allows us to use approximately 100 million cubic feet of natural gas per day of our own gas reserves.
Genelba, which commenced commercial operations in February 1999, has two gas-fired turbines that receive gas through an 8 km duct connected to the transportation system operated by TGS. The electricity produced at Genelba is distributed via the national grid through a connection to the Ezeiza transforming station located only 1 km away from Genelba.
The allocation of electricity dispatched to the wholesale electricity market (the “MEM”), whether such electricity is produced under firm contracts or for the spot market, is subject to market rules based on the lowest variable cost of electricity generation. See “Regulation of our Businesses—Argentine Regulatory Framework—Electricity”. Since Genelba uses combined cycle technology for a natural gas-fired power plant, our short-run variable cost is expected to be lower than the cost of most other thermoelectric power plants, granting significant competitive advantages to Genelba. Therefore, the Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the wholesale electric market administration company, or “CAMMESA”) is expected to dispatch Genelba’s generating capacity before that of most other thermoelectric plants. Genelba stands out in the Argentine electricity market for its high reliability and efficiency. The plant is recognized as one of the combined cycle electric power plants with the highest availability.
During 2007, our Board of Directors approved the construction of the new open cycle gas-fired turbine. In 2009 we completed construction works in connection with the new plant which added 165 MW to the system. This thermoelectric plant is close to the existing Genelba plant, and started its commercial operations in August 2009. This unit shall contribute to meet increased demand for electricity from our clients under supply agreements for Large Users in the MEM under the “Energía Plus” service.
In addition during 2010, we continued construction of Ecoenergía 14MW power plant, located at TGS’s General Cerri complex, in the city of Bahía Blanca, where commercial operations are scheduled to start in the second half of 2011.
We were awarded a 30-year concession for hydroelectric power generation at Pichi Picún Leufú Hydroelectric Complex beginning in August 1999. The complex has three electricity generating units with an installed capacity of 285 MW.
Pursuant to our concession contract and applicable laws, from August 2002 we paid 1% in hydroelectric royalties, with scheduled annual increases of 1% per year until royalties reach a cap of 12%, based upon the tariff rate applied to block sales of the electricity sold. As of December 31, 2010, we paid hydroelectric royalties at a rate of 8%. In addition, we pay the Argentine government a monthly fee for the use of the water source amounting to 0.5% of the same amount used for the calculation of hydroelectric royalties.
During 2010, the Genelba thermoelectric plant generated 4,877 GWh of electricity, of which 4,518 GWh were generated in combined cycle and 359 GWh by the new Genelba Plus power plant. The combined generation by Genelba represented a 4.3% of total power generation and 7.3% of thermal generation in Argentina during 2010.
The Genelba combined cycle and Genelba Plus gas turbine operated with a 91% and a 99.9% availability factor, respectively, during 2010. The reliability factor was 99.7% for the combined cycle and 99.9% for the new Genelba Plus gas turbine.

In 2009, Genelba thermoelectric plant generated 4,855 GWh of electricity, of which 4,785 GWh were generated in combined cycle and 70 GWh by the new Genelba Plus power plant, with an availability factor of 96% and 99.3%, respectively.
In addition, HPPL generated 838 GWh, with a 93.4% availability factor and a 100% reliability factor. HPPL generated approximately 1% of total power generation in Argentina and 2.1% of total hydraulic generation in Argentina for 2010. In 2009 HPPL generated 1,146 GWh of electricity which shows a decrease of 26.9%.
During 2010, Genelba and HPPL together accounted for approximately 5.3% of the power generated in Argentina. The joint operation of the generating units minimizes income volatility, capitalizing on the natural barriers existing among the different resources used for power generation.
The following chart details energy generation and sales figures for Genelba and HPPL for fiscal years ended December 31, 2010, 2009 and 2008:

	Year ended December 31,
	2010	2009	2008
Power Generated (in Gwh)	5,715	6,001	6,193

Power Sold (in Gwh):
Forward market	2,784	2,605	2,578
Spot market	4,065	4,326	4,209

Total sales	6,849	6,931	6,787
Sales (in millions of pesos)	1,203	859	697
Electricity Transmission: Enecor
Enecor S.A. is an independent electricity transmission company. We own 69.99% of Enecor and Impregilo International Infrastructures N.V. owns the remaining interest. Enecor has a 95-year concession, expiring in 2088, to construct, operate and maintain approximately 22 km of electricity lines and a 500 Kv/132 Kv transforming station in the Province of Corrientes. Under the concession contract, 700,000 Class A shares of Enecor are pledged in favor of the Province of Corrientes.
Enecor entered into a maintenance agreement with Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. (“Transener”), which in June 2008 was extended for a period of ten years. Transener owns the majority of the National Interconnection System (“SIN”), including almost all of the 500 kV transmission lines.
Electricity Distribution: EDESUR
EDESUR was created as part of the privatization of the Buenos Aires electricity distribution network. PESA currently owns 48.5% of Distrilec, which, in turn, owns 56.35% of EDESUR. PESA and Enersis/Chilectra Group (which owns 51.5% of Distrilec), owned by ENEL Energy Europe S.L., are the only shareholders of Distrilec and, pursuant to a shareholders’ agreement, both parties have the right to elect an equal number of directors, with an equal number of votes to approve all the resolutions at meetings of the Board of Directors.
In 1992, EDESUR was awarded an exclusive license by the Argentine government to distribute electricity in the southern area of the City of Buenos Aires and 12 districts of the Province of Buenos Aires, serving a residential population of approximately 6 million inhabitants. The license expires in 2087 and is renewable for an additional 10-year period. By December 31, 2010, EDESUR’s clients totaled 2,352,720, a 2.1% net increase compared to 2009. This indicator keeps the upward trend for the eighth consecutive year. Some of these customers were added as a result of new electricity lines, while others, who had been receiving electricity outside the system, are now fully connected and duly billed.
Under its concession contract, EDESUR is subject to a fixed cap on what it may charge each customer for the distribution of electricity. However, EDESUR may pass through to the customer the cost of the electricity purchased, limited only by the pre-adjusted seasonal MEM price. Customers are divided into tariff categories based on the type of consumption required. Under current regulations, large users may purchase energy and power directly from the MEM. EDESUR charges a fee for the provision of distribution services. Residential consumers purchase power only from distributors. These customers are generally daylight and weather sensitive and their consumption of electricity is different in summer and winter. Peak demand occurs in July, when there is the least amount of sunlight, and in January, which is usually the hottest summer month in Argentina.

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
In August 2005, EDESUR signed a Memorandum of Agreement (“MOA”) with UNIREN as part of the renegotiation of its concession contract. The MOA included the terms and conditions which would be the basis for the adjustment of EDESUR’s concession agreement. The MOA provided that between the execution of the MOA and June 30, 2006 an overall rate review would be performed in order to establish a new rate schedule effective August 1, 2006 and for five subsequent years. In addition, the MOA provided an interim period for which the following was agreed upon: (i) an interim rate schedule as from November 1, 2005 with an increase in the average rate not exceeding 15%, applicable to all rate categories except for residential users, (ii) a cost monitoring system which allows for reviewing rate adjustments, (iii) restrictions on dividend distribution and debt interest payments during 2006, (iv) investment commitments for 2006, (v) service quality standards and (vi) restrictions on Distrilec with regard to changes in its interest or sale of its shareholdings in EDESUR. Subsequently, Resolution No.864/2008 issued by the SE delayed the effectiveness of the new rate system until February 1, 2009. As of the date of this annual report, there have been no new resolutions about the overall tariff review.
In February, 2007, as a consequence of the full effectiveness of the terms and conditions of the MOA, a 23% increase was applied to EDESUR’s distribution costs (not affecting T1R1 and T1R2 residential tariffs), connection costs and the reconnection service charged by EDESUR, and an additional average increase of 5% was also applied to the aforementioned distribution costs for the execution of a work plan. In addition, the Ente Nacional Regulador de la Electricidad (national electricity regulatory agency, or “ENRE”) authorized, as of May 1, 2006, the application to the aforementioned costs of a 9.962% positive variation in the cost monitoring system indexes provided under the MOA. Subsequently, under SE Resolution No. 1838/2007 and ENRE Resolution No. 867/2007, a 9.75% adjustment according to the cost monitoring system provided for under the MOA was approved for the May 2006—April 2007 period, applicable as from May 2007.
On July 31, 2008 ENRE issued Resolution No. 324/2008 in relation to the Interim Tariff Scheme, approving a new tariff schedule for EDESUR applicable as from July 1, 2008, which imposes gradual increases between 10% and 30% on residential users with bimonthly consumption levels over 650 kilowatts as well as a 10% increase on commercial or industrial users. In addition, it provides for the application of the new tariff to the Program for the Rational Use of Energy (PUREE) and the partial recognition of the cost monitoring system (CMS) for subsequent periods. In addition, Note No.1,382/08 issued by the Under-secretary of Energy provided that the Company’s own distribution costs under the CMS that were accrued and not included in tariffs had to be compensated for with surplus funds from the PUREE until the costs were actually passed through to tariffs.
On June 1, 2009, EDESUR received a notice from ENRE demanding the suspension of dividend distribution in the amount of Ps. 65 million that had previously been approved at the shareholders’ meeting held on March 16, 2009, on the grounds of non-compliance with the formal request for dividend distribution according to the MOA. The board of directors of EDESUR resolved, on grounds of prudence and without any acknowledgment of rights or facts, to abide by the terms of the notice sent by ENRE and requested that ENRE reconsider its demand. On August 26, 2009, the ENRE issued Resolution No. 445/2009 denying a request for reconsideration, and resolved to partially lift the suspension and order EDESUR to refrain from disposing of Ps. 17.4 million until evidence is given of the actual execution of pending tasks in connection with the 2006-2008 work plan.
In view of the aforesaid, on August 28, 2009, EDESUR’s board of directors resolved to distribute dividends in the amount of Ps. 48 million, with dividends made available to shareholders as from September 14, 2009. In addition, EDESUR appealed to the SE against ENRE Resolution No. 445/2009, which opposes express legal and contractual provisions and is based on an erroneous interpretation of item 7.4 of Section 7 of the MOA and applicable regulation, among other grounds for challenge. As of the date of this annual report, the SE is considering the appeal.

At the general regular shareholders’ meeting of EDESUR held on March 12, 2010, a reserve for future dividends was created in the amount of Ps. 167 million. As in the previous year, the ENRE reminded EDESUR that before any dividend distribution is made the ENRE must expressly approve compliance with the 2009 Investment Plan. Though EDESUR does not agree with ENRE’s views, it made available to ENRE all the information requested after taking all pertinent legal steps.
On August 18, 2009, the SE established, by Resolution No. 652/09 new seasonal prices for the June 1, 2009 — December 31, 2009 period for residential users with bimonthly consumption over 1.000 kWh or monthly consumption over 500 kWh. As a result, the ENRE issued Resolution No. 433/09, dated August 19, 2009, approving the values stated in the new tariff schedule applicable to the above mentioned period which imply a subsidy from the Argentine government to users involved of 100% of the tariff increase provided under ENRE Resolution N° 628/08 for June and July 2009 and of 70% of the tariff increase for August and September 2009.
As in 2009, in view of the numerous claims made by users, the SE established that subsidies from the Argentine government to users should be set at 100% of the tariff increase (that is, to the value before issuance of SE Resolution No. 1,169/2008) for the June 1-July 31, 2010 period and be reduced to 70% for the August-September 30, 2010 period.
Additionally, pursuant to the overall tariff review, on November 12, 2009 EDESUR submitted to the ENRE its income requirements in compliance with ENRE’s Resolution No. 467/2008. During the first months of 2010, in response to ENRE’s additional requirements, EDESUR submitted the supplementary information so requested.
On October 8, 2010, ENRE served notice to EDESUR of Resolution No. 525/2010 demanding EDESUR to adjust the 2010 investment plan and submit an operative regularization program to remove deficiencies in the supply of public services. EDESUR submitted before the ENRE a petition for reconsideration against said resolution rejecting the reasons and grounds thereof.
Through ENRE Resolution No. 551/2010 issued on October 6, 2010 the dividend distribution process provided for under item 7.4 of the MOA in connection with fiscal year 2009 was suspended sine die, with the resulting impact on dividend distribution.
EDESUR does not agree with the statements of facts and provisions stated in the two resolutions and informed the administrative authorities of its disagreement. Notwithstanding the foregoing, EDESUR confirmed that the 2010 Investment Plan exceeded the minimum levels requested by ENRE and implemented an Operative Regularization Program for the October 2010 — March 2011 period.
Between June 2 — 4, 2010, a severe contingency occurred due to a double failure on EDESUR’s high voltage system which affected 123,000 users in the City of Buenos Aires. EDESUR implemented its General Contingency Plan to minimize the impact of the emergency.
The causes that led to this exceptional, non-recurring and unforeseeable “double contingency” are being heard in a court of law. EDESUR claims that the outages, with a few hours time difference, of two high voltage lines, located very close one to the other, and with no previous failures, were not due to operation failures or lack of proper maintenance or investments.
Through Resolution No. 379/2010 issued by ENRE, the regulatory entity imposed on EDESUR a Ps. 20.4 million penalty for the above mentioned events. EDESUR appealed the ENRE’s resolution through administrative and judicial channels which to date are pending.
Following electricity supply interruptions occurred on December 22 — 28, 2010, due to extreme and exceptional weather conditions, with the longest heat wave in the last 58 years, with nine consecutive days involving maximum temperatures above 33ºC, the ENRE, through Resolution No. 01/2011, on January 4, 2011 ordered the conduct of a comprehensive technical, legal, economic and financial audit, during a thirty day term, to assess compliance by EDESUR with material obligations, the adequacy of and compliance with the committed investment plan, the investments made to meet the demand growth, the current conditions and level of maintenance of the facilities and equipment and if EDESUR is qualified to adequately provide public electric power distribution services. The above mentioned comprehensive audit started January 5, 2011. As of the date of this annual report, the audit is in progress and EDESUR has answered all requests to demonstrate adequate compliance with its obligations.
On account of the interruptions described above, on February 8, 2011 ENRE issued Resolution No. 31/2011 imposing penalties in the amount of Ps. 5 million for alleged non-compliance with obligations provided for in the Concession Contract and providing for compensation for damages caused to users in the amount of approximately Ps. 60 million.

The chart below sets forth EDESUR’s annual electricity sales for each type of user for fiscal years ended December 31, 2010, 2009 and 2008.

	Annual sales in Gwh
	2010	2009	2008
Sales in Gwh:
Residential	6,034	5,882	6,463
General	3,520	3,638	3,179
Large users	7,207	6,506	6,518

Total	16,761	16,026	16,160

Sales (in millions of pesos)	2,261	2,204	2,048
Argentina’s recent economic growth has had an impact on the demand for electricity, which has surpassed consumption levels recorded prior to the 2001 crisis. Within EDESUR’s concession area, demand in 2010 increased to 18,730 GWh, or 4.6%, compared to 2009, with a 3,505 MW peak demand that set a new record for EDESUR, exceeding by 8.3% the maximum power for 2009 and by 5.6% the previous record which dated back to 2008. As a result, the network is close to overloading. In addition, electricity sales were 16,761 GWh, a 4.6% increase compared to 2009.
On June 18, 2009, Decree No.732/2009 was published in the Official Gazette of the Province of Buenos Aires. The Decree approved the addendum to a new master agreement for the provision of electricity to low-income suburban areas close to the City of Buenos Aires, which had expired in December 2006, and provided for a 4-year renewal term as from January 1, 2007. Within the national framework, such addendum had already been ratified by the Ministry of Federal Planning on September 17, 2008.
Competition
We compete both in the spot and futures markets, with competitors such as Endesa Costanera, Central Puerto, AES and Pampa, among others. In addition, in the Gas Plus market, where most of our energy is sold under term contracts, we compete with Pampa, Grupo Albanesi and AES, among others.

INSURANCE
Our insurance policy principally focuses on the concentration of risks and the importance and replacement value of assets. Under our risk management policy, risk associated with our principal assets, such as oil and gas facilities, refineries, petrochemical plants and power generation plants are insured for their replacement value.
We insure against material damages, control of wells, especially where we have gas production, and third-party liability, including marine liabilities. Our re-insurers have ratings equal or above “A-” from Standard & Poor’s, “A3” from Moody’s and/or “B+” from A.M.Best. Insurance companies provide coverage in each and every country where we have controlled interests, following terms and conditions given by our reinsurers. We maintain coverage for operational third-party liability with respect to our onshore and marine activities, including sudden environmental risks such as oil spills (see “Item 3—Risk Factors—Our operations could cause environmental damage, and any changes in environmental laws may increase our operational costs”). We carry third party liability insurance coverage of up to US$125 million for each and every ocean marine and non-ocean marine incident of loss. We maintain control of wells coverage in many gas and oil fields located in Argentina and Bolivia. We also carry marine cargo insurance and directors and officers insurance coverage. All projects and installations under construction are required to be insured in compliance with the contract for any damage and liability risk. We also carry insurance for workmen’s compensation and automobile liabilities.
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

QUALITY, SAFETY, ENVIRONMENT AND HEALTH
PESA is a socially and environmentally responsible corporation that promotes continuous improvement of its health, safety and environmental practices and policies. This commitment lies at the core of our corporate mission. We believe that caring for the environment in which we operate and for the safety and health of individuals is an essential condition for the activities we develop.
Our Quality, Safety, Environment and Health (“QSEH”) policies, incorporate state-of-the-art concepts, including: eco-efficiency, life cycle, continuous improvement and leadership. This is implemented through the use of 15 guidelines and international standards for practical and customary action, each aimed at responsible behavior-based development, and in accordance with management system requirements.
We have complied with international audits and certifications with respect to environmental management, quality, safety and occupational health. We have 29 certifications distributed in 10 assets certified under internationally recognized standards, including ISO 14001, ISO 9001 and OHSAS 18001, which are maintained through regular third-party audits.
Excellence in Management
We are adjusting our management procedures by adopting management tools such as the basis of “Excellence in Management Program”, developed by Petrobras based on the “Brazilian National Quality Award”, and the management evaluation program for safety, environment and health (“PAG-SMS Program”).
The Excellence in Management Program provides a framework for the development of best practices, measures business management and identifies strengths and opportunities for the implementation of improvement plans focused on excellence. Since 2008 we have been implementing pilot benchmark evaluations of management indicators to contribute to the creation of a culture of excellence that integrates comparative information. During 2010, these benchmark evaluations were extended throughout the Company.
The PAG-SMS Program, started in 2004, verifies site adherence to the safety, environmental and occupational health policy and its 15 corporate guidelines. This verification involves triennial evaluations conducted by specialized assistants from Petrobras System locations, selected by our Head Office.
We also promote transparent and integrated management processes, while improving the efficiency of operations. The Company has implemented its standardization process, based on the application SINPEP (Petrobras’ Electronic Integrated Standardization System), software developed by Petrobras for all its units to facilitate the creation, implementation and improvement of standards for organizational process management. During 2010 we completed a review of 15 corporate guidelines and management processes and began implementing a process of alignment to new standards set by Petrobras.
In order to avoid the occurrence and repetition of unexpected events, an anomaly management process has been implemented since 2006. This process enables tracking, tracing and learning from critical situations to avoid repeated damage to individuals, property and/or the environment. During 2010, this process was improved and extended to all PESA units. Actions focused on detecting and preventing deviations were consolidated.
In addition, to ensure proper transfer of know-how and operational discipline, we measure perception of the standardization culture in the workforce, that is, the degree in which employees have taken on process relevance.
Throughout the last few years, results showed a permanent improvement in QSEH processes as well as in management indicators, based on the strong commitment of the management and high employee motivation.
Safety
To reduce the risk of accidents, a series of preventive measures have been developed, which focus on and were addressed to PESA’s supervisors and contractors’ supervisors, as well as to PESA’s management staff through the “Proactive Leadership Program”.
We also launched the “Leadership Program in Injury Prevention”, essentially addressed to contractors’ supervisors, who are trained to, in turn, provide employees in their area with specific training in safety movement, hand care and accident prevention.

Since 2005, we have conducted our “Contractor Staff Ranking and Certification” process, through which more than 15,000 employees were trained to implement our SEH policies and guidelines. To revalidate this certification, we developed and implemented a “SEH Recertification Workshop” that is compulsory for contractors. This new stage reinforces SEH concepts and is aimed at increasing awareness with selected tools that meet the Company’s needs.
In 2010, we reduced accident and environmental impact rates to levels below those of prior years.
Since 2008, we have worked on the implementation of a risk analysis process that coordinates planning related to tasks that pose risks to individuals, the environment and the Company. As a result of this analysis, the safest way to perform a task is provided, including the identification of possible emergencies. During 2010, operational traceability and behavioral audits were performed.
In 2009, we started change analysis systematization through the implementation of specific software known as Sistema de Gestión de Cambios (Change Management System, or SGC, for its Spanish acronym). This application facilitates registration, analysis and management of changes related to facilities, people, etc. It aims at minimizing or eliminating any risks that may arise as a result of these changes. This process was implemented in the 14 fields operated in the Austral Basin in the oil and gas exploration and production business segment and it is being implemented in the Avellaneda lubricants plant.
With respect to road safety, since 2004, we have implemented certain best practices related to the safety, environmental and health management of the transportation by land of liquid fuels. At present, we have 433 tankers that travel approximately 47.3 million kilometers per year throughout Argentina. This transport implies a high exposure to risk for our drivers, community members, equipment and product, including environmental risks. In response to this risk, we have focused on three main aspects: professional training of drivers, fleet condition and maintenance and risk analysis relating to the area where the units travel. The implementation of these practices resulted in a strong reduction in the Company’s accident rate. In addition, since 2005 the Company has conducted driver safety training to employees that drive Company vehicles, as well as supervision to ensure compliance with existing standards and regulations.
Environment
We are committed to minimizing our impact on the environment, and are developing a framework to assess and report on the eco-efficiency of all our business units. Eco-efficiency is based on the concept of creating more goods and services while using fewer resources and creating less waste and pollution.
In line with our strategic commitment to environmental responsibility, we have been working to reconcile increased production with the efficient use of natural resources such as water and energy, and generate the least possible amount of effluents and emissions in all of our business units, as evidenced by programs such as our “Inventory System of Atmospheric Emissions” (Sistema de Gestión de Emisiones Atmosféricas or “SIGEA”) project.
Since July 2003, our SIGEA project has assisted us in reducing our atmospheric emissions by enhancing our decision-making process for new investments, particularly in terms of energy conservation and eco-efficiency. Additionally, the SIGEA project has helped us to detect improvements that will facilitate our participation in carbon credit markets. During 2008, ICF International consulting company conducted a verification of our greenhouse gas emissions inventory. Oil and gas exploration and production assets in Argentina and Ecuador as well as refining and distribution and petrochemicals facilities in Argentina were subject to audits.
Regarding operating improvements, remediation and waste treatment, during 2009 we consolidated the waste corporate management system (Sistema Corporativo de Residuos or “SCR”) aimed at tracking waste management from generation to final disposal. To such effect, the effluent and industrial plant drainage systems were improved including fire systems. It also continued with the implementation of projects for remediation and recovery of affected soils in gas and oil fields and at refineries and with projects for duct integrity. In 2009 we implemented the “DataHidro” system (corporate computerized water resource and effluent data system) that uses a database to manage the rational use of water by the Company. During 2010, together with external specialists, we audited the gas emission sources of our impacted plants. Thus, we managed to make sure that the data recorded on a monthly basis in the Company’s emissions inventory —in place since 2004— are reliable and reflect the situation for each asset. This source of information will support improvements and power reductions.
For the fifth year in a row, PESA, through Petrobras, qualified for inclusion in the Dow Jones Sustainability Index group, the world’s most important sustainability index which is based on the social, economic and environmental performance of the participating companies.
In addition, in line with the Kyoto Protocol recommendations, since 2007, with the cooperation of the World Bank, we constantly evaluate projects that may fall within the scope of the “Clean Development Mechanism” (“CDM”).

In addition, in order to improve the environmental information about the locations we operate, in 2010 we produced an environmental sensitivity map for the Paraná river, from Asunción del Paraguay to its outflow in the Río De la Plata. This environmental, georeferenced information, which addresses socio-economic, cultural and flora, fauna and community aspects, will be a key tool to prevent risks inherent to PESA’s operations.
Emergency Response
The Company is actively engaged in preventing, preparing for, and responding to emergency situations, with an emphasis on minimizing damage and rapidly restoring previous conditions in the event of an accident. To that end, we carry out a plan of standardization and revision of contingency processes in our units.
We are party to a mutual assistance agreement with Petrobras, our controlling shareholder, whereby we have committed to assist each other during possible spills in our land and maritime operations. In 2005, we created emergency response bases, which are distributed throughout different strategic points in Argentina (nautical and land bases), all of them with the necessary equipment and personnel for effective performance in an emergency.
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
Since 2004, more than 1,450 individuals from the emergency-response community, including civil defense and firemen, have been trained in techniques for reducing leaks and fire fighting related to land transportation. Through the responses to these drills, we are able to analyze information, assess situations by ranking the seriousness of each scenario on site, establish response strategies, and study the development of joint intervention techniques, rescue assistance and protection.
Health
We have implemented a health promotion and protection program, which prioritizes the quality of life of our employees. The principal components of the program are health promotion, stress management, physical activity, healthy diet and disease and accident prevention through early detection and control of epidemiological risk factors. Program activities include workshops on stress, sedentary life-style, healthy diet and a smoking reduction plan and other specific workshops.
In order to encourage physical activity, we opened health promotion centers—gyms and aerobics tracks—in several plants and executed agreements with private gyms and related family members.
In addition, since 2005 we have provided CPR (cardiopulmonary resuscitation) and first-aid training to 4,200 individuals, and more than 320 people have participated in our “Substance Abuse Prevention Program”, which develops preventive actions to prevent alcohol and drug abuse. Families are eligible to participate in our health promotion program workshops, and we were certified by the Ministry of Health in 2007 as a smoke-free work place. Moreover, in December 10, 2008 we obtained a heart safe certificate from the Argentine Federation of Cardiology in connection with all assets in Argentina, certifying that the Company has all the necessary elements and trained personnel in case of a heart attack emergency.
During 2010, all members of our staff undertook mandatory regular medical checks, supplemented by epidemiological indicators for dyslipidemia, hypertension, sedentary lifestyle, overweight and obesity. Measurements of the work environment and specific risk maps were completed, and follow-up of deviations was performed. We have also made preventive dental checks available to all employees to improve dental health and minimize health risk factors and a flu and tetanus vaccination campaign throughout the Company.

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
Originally, the Hydrocarbons Law provided that all oil and gas reserves located within the Argentine territory were owned by the Argentine government but in 1992, a new regulatory framework was implemented in response to several changes in the Argentine oil and gas industry after the privatization of Yacimientos Petrolíferos Fiscales Sociedad del Estado (“YPF”), and Gas del Estado (“GdE”). In order to response to these changes, Law No. 24,145 (the “Privatization Law”) was enacted. Pursuant to the Privatization Law, the Argentine government transferred ownership of oil and gas reserves to the government of the provinces in which these reserves were located, upon satisfaction of certain conditions. Furthermore pursuant to section 124 of the Argentine Constitution, as amended in 1994, provinces were also granted primary control over natural resources existing in their respective territories. In 2007, Law No. 26,197 (the “Federalization Law”) amended the Hydrocarbons Law to also provide that oil and gas areas belong either to (and should be administrated by) the Argentine government or the provinces, depending on the territory where the relevant areas are located.
Fields located in the area lying between twelve nautical miles from the coastline and the outer boundary of the continental shelf belonging to the Argentine government. All the fields lying within the various provinces or in offshore areas within twelve nautical miles of the coast belong to the provinces or the City of Buenos Aires, as applicable. The Federalization Law also divides authority over hydrocarbon transportation concessions between the Argentine government and the provinces, as discussed in detail below under “—Federalization Law.”
As a result of the Federalization Law, all oil and gas exploration permits and production concessions as well as other types of exploration and/or exploitation contracts with respect to the fields located in provincial territories, where originally granted by the Argentine government, were transferred to the relevant provinces by operation of law without affecting the rights or obligations of permit or concessions holders. Transportation concessions within provincial territories were also transferred to the relevant provinces.
The Hydrocarbons Law allows the Argentine government to establish national policies for the development of Argentine reserves and to set out the federal energy policy. Provinces have the right to (i) control and conduct surveillance of permits, concessions and exploration and exploitation agreements, (ii) enforce compliance of the terms and conditions of permits, concessions and explorations and exploitation contracts, (iii) approve the extension of the terms of permits, concessions and exploration and exploitation agreements, and (iv) impose fees.
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

Exploration and Production
Pursuant to the Hydrocarbons Law, exploration and production of oil and gas is carried out though exploration permits, production concessions, exploitation contracts or partnership agreements. Nevertheless, the Hydrocarbons Law permits surface reconnaissance of territories not covered by exploration permits or production concessions, with authorization of the SE and the permission of the owner of the land. Information obtained through surface reconnaissance must be provided to the office of the SE, which is prohibited from disclosing it for a period of two years, without the prior authorization of the party that conducted the exploration, except in connection with the granting of exploration permits or production concessions.
The Hydrocarbons Law originally granted exploration permits and production concessions at the federal level through a competitive bidding process. Since the enactment of the Federalization Law, this power is exercised by both the federal and provincial governments, as applicable. Companies and individuals seeking to obtain oil and gas permits and participate in concession biddings need to satisfy certain registration requirements with the SE. Permits granted to third parties in connection with the deregulation and de-monopolization process were granted in accordance with procedures specified in certain decrees, known as the “Oil Deregulation Decrees”, issued by the Argentine government. In 1991, the Argentine government established a program under the Hydrocarbons Law, known as the “Argentina Exploration Plan”, currently in effect, pursuant to which exploration permits may be auctioned. The holder of an exploration permit has the exclusive right to perform the operations necessary or appropriate for the exploration of oil and gas within the area specified by the permit. Each exploration permit may cover only unexplored areas up to 10,000 square kilometers (15,000 square kilometers for offshore exploration), and may have a term of up to 14 years (17 years for underwater exploration).
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
Holders of production concessions are required to pay for such permits and concessions, and certain royalties to the Argentine government. Please see “—Royalties” below for more detail.
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
Authorized Governmental Agency
The SE is the federal governmental agency in charge of enforcing the Hydrocarbons Law. However, the Argentine government is in charge of determining areas in which hydrocarbons activities are to be encouraged and the granting of permits and concessions. Pursuant to the Federalization Law, each province has the authority to enforce the Hydrocarbons Laws within its own territory.

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
SE Resolution No. 193/03, states that in order to receive and maintain permits or concessions, the permit holder or concessionaire must have a minimum net worth of Ps. 2 million, in the case of land areas, and Ps. 20 million, in the case of the offshore areas, and that such minimum net worth must be maintained for the entire term of the permit of concession. Non-compliance with this requirement may result in penalties, including fines or even removal from the register of oil companies of the SE. Up to 70% of these net worth requirements may be satisfied by means of financial banking or other guarantees.
Federalization Law
The Federalization Law was published in the Official Bulletin on January 3, 2007, and amended the Hydrocarbons Law to clarify the federal and provincial governments’ ownership rights over liquid and gaseous hydrocarbon fields, based upon their location. As noted above, the Federalization Law transferred ownership of all hydrocarbon reservoirs that are onshore or within twelve nautical miles off shore to the provinces and the City of Buenos Aires, and provided for Argentine government ownership of reservoirs more than twelve nautical miles off shore, until the outer limit of continental shelf. Pursuant to the Federalization Law, the Argentine Congress shall continue to enact laws and regulations to develop oil and gas resources existing within all of the Argentine territory (including marine resources), but the governments of the provinces where the hydrocarbon reservoirs are located shall be responsible for the enforcement of these laws and regulations, the administration of the hydrocarbon fields and shall act as granting authorities for the exploration permits and production concessions. However, the administrative powers granted to the provinces shall be exercised within the framework of the Hydrocarbons Law and the regulations complementing this law. Consequently, even though the Federalization Law established that the provinces shall be responsible for administering the hydrocarbon fields, the Argentine Congress retained its power to issue rules and regulations regarding the oil and gas legal framework. Additionally, the Argentine government retained the power to determine national energy policies. It is expressly stated that the transfer will not affect the rights and obligations of exploration permit and production concessionaires, or the basis for the calculation of royalties, which shall be calculated in accordance with the concession title and paid to the province where the reservoirs are located. The Federalization Law provides that the Argentine government shall retain the authority to grant transportation concessions: (i) involving the territory of two or more provinces, and (ii) directly connected to export pipelines for export purposes. Consequently, transportation concessions which are located within the territory of one province and which are not connected to export facilities have been transferred to the provinces.
Finally, the Federalization Law grants powers to the provinces to: (i) exercise in a complete and independent manner of all activities related to the supervision and control of the exploration permits and production concessions transferred by Law No. 26,197; (ii) enforce all applicable legal and/or contractual obligations regarding investments, rational production and information and surface fee and royalties payment; (iii) establish the legal and contractual terms; (iv) apply the sanctions provided for in the Hydrocarbons Law; and (v) all other authorities set by the Hydrocarbons Law.
As of the enactment of the Federalization Law on January 3, 2007, each enforcement authority was made a counterparty to the different permits and concessions granted, with all the powers set forth in the Hydrocarbons Law, as amended and supplemented, and the rights derived therefrom.
Transportation
The Hydrocarbons Law grants hydrocarbon producers the right to obtain from the Argentine government a 35-year concession for the transportation of oil, gas and their by-products through public tender. Producers remain subject to the provisions of the Natural Gas Law and in order to transport their hydrocarbons do not need to participate in public tenders. The term of a transportation concession may be extended for an additional ten years upon application to the Argentine government.

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
The transportation concessionaire has the right to transport oil, gas and petroleum products and to construct and operate oil pipelines and gas pipelines, storage facilities, pumping stations, compressor plants, roads, railways and other facilities and equipment necessary for the efficient operation of a pipeline system. While the transportation concessionaire is obligated to transport hydrocarbons on a non-discriminatory basis on behalf of third parties for a fee, this obligation applies only if such producer has surplus capacity available and after such producer’s own transportation requirements are satisfied.
Depending on whether gas or crude oil is transported, tariffs are subject to approval by ENARGAS or the SE. SE Resolution No. 5/04 sets forth:
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
Refining and Marketing
Executive Decree No. 1212/89, issued pursuant to the Hydrocarbons Law in 1989, regulates hydrocarbon-refining activities by oil producers and other third parties. This decree, as well as rules and regulations issued by the SE, regulates the commercial, environmental, quality and safety aspects of refineries and gas stations. This decree authorized imports, abolished oil assignments by the SE and deregulated the installation of refineries and gas stations. Certain supervisory and control powers of the SE have also been delegated to provincial and municipal authorities and therefore the refining and sale of refined products must also comply with provincial and municipal technical, health, safety and environmental regulations.
In order to refine hydrocarbons, companies must register with the SE. Registration is granted on the basis of financial, technical and other standards. As described below, liquid fuel retail outlets, points of sale for fuel fractioning, the resale to large users and supply contracts between gas stations and oil companies are also subject to registration with the SE.
Disposition No. 157/06 of the Argentine Undersecretariat of Fuels provides that fuel sellers who are parties to contracts creating any degree of exclusivity between the refining company and the fuel seller, which for any reason are seeking to terminate such contract, shall report the termination in advance to the Argentine Undersecretariat of Fuels in order to inform the Secretary of Domestic Trade. In that case, the Secretary of Domestic Trade is to: (i) issue a statement regarding the validity of the termination of the contract and (ii) use all necessary means to allow the fuel seller terminating the contract to execute another agreement with a refining company and/or fuel broker in order to guarantee its fuel supply.
Gas stations and other fuel retailers and distributors are required to register with the SE to participate in the liquid fuel markets. Severe sanctions are imposed on those who execute transactions with unregistered parties. Additional requirements are also imposed on all fuel market participants, and brand owners are jointly liable for any breaches by companies operating under their brand name (SE Resolution No. 1102/04). Also, gas stations in border areas must sell fuels to vehicles bearing foreign license places at mandatory differential prices (SE Resolutions No. 938/06 and 959/06).
The Argentine government has also imposed restrictions on exports, requiring producers to obtain authorization before performing export operations (Executive Decree 645/02 and SE Resolution Nos. 1679/04 and 1338/06). Prior to obtaining the SE’s approval to export crude oil or diesel oil, producers must generally demonstrate that they have either satisfied local demand requirements or granted the domestic market the opportunity to purchase oil on similar terms. Potential exporters of diesel oil must also register in advance with the government (SE Resolution No. 1679/04).

In 2005, the Argentine government imposed additional requirements to guarantee the domestic supply of diesel oil to gas stations by refiners (SE Resolutions No. 1834/05 and 1879/05). Initially, these regulations allowed gas stations to obtain diesel oil from third parties if refiners were unable to meet demand, with refiners bearing any additional costs incurred in procurement. In 2006, regulations were introduced to require refining companies, wholesalers and retailers to meet total reasonable diesel oil demand on a continuous basis in every region in Argentina at the same level demanded for the corresponding month in the previous year, plus an adjustment to account for growth in domestic product (Secretary of Domestic Trade, Resolution No. 25/06).
The SE also regulates the quality content of fuels, through Resolution 1283/06. This Resolution has been modified by Resolution No. 478/09, postponing the enforcement of some quality specifications to some kind of fuels.
Any new fuels sold in Argentina must be authorized by the Undersecretary of Fuels (SE Resolution No. 1334/06). In 2008, the SE exempted fuel oils sold to power plants from marketing quality requirements under Resolution No. 1283/06 (Resolution No. 150/08).
Resolution No. 1103/04 issued by the SE provides, pursuant to Executive Decree 1212/89, section 17, that in the case of gas stations operating under a brand, the brand owner under which fuels are sold shall be responsible for the specification, quality and quantity of products sold and for compliance thereof with reported requirements, and in the case of gas stations operating under no brand, the operator shall be the responsible party and fuel suppliers may also be jointly and severally liable when identified.
The Ministry of Federal Planning created the Energía Total (Total Energy) program in 2007 to help guarantee the supply of liquid and gas fuels to producers and to the Argentine population during 2008 (Resolution 459/2007). The program is designed to encourage the substitution of alternative fuels for natural gas and electricity consumption used in various production activities and electricity generation. The program has been extended. ENARSA is in charge of coordinating the Energía Total program, under which two separate plans call for the provision of liquid and gas fuels. One goal of the program is to guarantee the supply of liquid fuels derived from oil (liquefied petroleum gas, diesel oil, fuel oil, gasoline and octane enhancers) and to meet overall demand, based on economic growth and industrial development. The beneficiaries of this plan are primarily fuel refining and importing companies in Argentina that qualify pursuant to regulations governing the Energía Total program and that have reached an agreement with ENARSA.
From January 1, 2010, as established by Law No. 26,093, Decree 109/07 and other regulations, all fuels sold in Argentina must contain 5% of bioethanol blending in gasoline and biodiesel in diesel oil.
Additionally, between August 2010 and March 2011, two administrative decisions were issued by the Secretary of Domestic Trade (both of them later abolished) fixing the price of fuel to the public and establishing a procedure for consumers to report breaches, with the intention of forcing refining companies, wholesalers and retailers to meet local demand for fuel on conditions comparable to the prior year.
Market Regulation
Under the Hydrocarbons Law and certain decrees issued in connection with the deregulation and de-monopolization process that took place in the early 1990s (the “Oil Deregulation Decrees”), holders of production concessions have the right, with a few limited exceptions, to freely dispose of their production either through sales in the domestic market or through exports. However, since 2002 the Argentine government has imposed restrictions on the export of hydrocarbons under the Hydrocarbons Law. See “—Refining and Marketing” above and “Item 3. Risk Factors— Factors Relating to Argentina—Limits on exports of hydrocarbons and related oil products have affected and may continue to affect our results of operations”.
Pursuant to Decree No. 1589/89, relating to the deregulation of the upstream oil industry, companies engaged in oil and gas production in Argentina are free to sell and dispose of the hydrocarbons they produce and are entitled to retain up to 70% of the foreign currency proceeds they receive from crude oil and gas sales abroad, while being required to repatriate at least 30% of the proceeds through Argentine exchange markets.
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

Oil Plus and Refining Plus Programs
On November 25, 2008, the Argentine government issued Decree No. 2014/2008. This Decree created two programs known as Petróleo Plus (“Oil Plus”) and Refinación Plus (“Refining Plus”). The principal purpose of these programs is to stimulate the exploration, production and exploitation of oil reserves, to increase refining capability and production of different type of fuels. According to the Decree, companies that fulfill requirements established by these programs will be awarded tax credits that are transferable and that can be applied against export taxes levied on exports of crude oil, natural gas and derivatives.
Also, pursuant to Decree No. 2014/2008, construction of infrastructure by oil companies to (i) enable the exploration and production of new hydrocarbons reservoirs, (ii) increase production capacity, or (iii) incorporate new technology for the operation of existing and new hydrocarbons reservoirs, may qualify as Obra de Insfraestructura Crítica (Critical Infrastructure Construction) under Law No. 26,360 and seek reimbursement of the value-added tax (“VAT”) corresponding to the assets involved in the infrastructure construction, or accelerate the amortization of the same assets for the purpose of determining their income tax. Decree No. 2014/2008 is regulated by SE Resolution No. 1312/2008; which defines and quantifies the incentives to be awarded under these programs. These incentives are awarded according to variables such as the international price of oil, the production volumes and the ratios of recovery of hydrocarbons reserves. Fiscal credits awarded under the Oil Plus program are subject to verification of an increase in the production of oil and the incorporation of new reserves of hydrocarbons. Fiscal credits awarded under the Refining Plus program are contingent upon the existence of projects to install new refining units or the expansion of existing units.
Royalties
Pursuant to sections 57 and 58 of the Hydrocarbons Law, holders of exploration permits and production concessions must pay an annual surface fee that is based on acreage of each block and which varies depending on the phase of the operation, (i.e., exploration or production), and in the case of the former, depending on the relevant period of the exploration permit. On October 17, 2007, Decree No. 1,454/07 significantly increased the amount of exploration and production surface fees expressed in Argentine pesos that are payable to the different jurisdictions where the hydrocarbon fields are located.
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
Resolution No. 435/04 issued by the SE, which updates Resolution No. 155 dated December 23, 1992, (i) imposes additional reporting requirements with respect to royalties, (ii) introduces certain changes with respect to the powers of provinces, (iii) amends certain parts of the royalty determination system, including applicable deductions and exchange rates and (iv) establishes penalties upon default of a reporting duty. This resolution has been applicable to permit holders and concessionaires since June 2004.
Concessionaires are required to file monthly affidavits with the SE and the relevant provincial authorities, informing:
•
The quantity and quality of extracted hydrocarbons, including the computable production levels of liquid hydrocarbons and a breakdown of the crude oil (specifying the type), condensate and total natural gas recovered (with a 0.1% maximum error tolerance);

•	Sales to domestic and foreign markets;
•	Reference values for transfers made at no cost for purposes of further industrialization;
•	Freight costs from location where marketable condition is acquired to location where commercial transfer takes place; and
•	Description of sales executed during each month.

In addition to the affidavits, concessionaires must file receipts evidencing payment of royalties. Upon breach of any reporting duty, provincial authorities are entitled to make their own assessment of royalties.
Resolution No. 435/04 also provides that if a concessionaire allots crude oil production for further industrialization processes at its own or affiliated plants, the concessionaire is required to agree with provincial authorities and the SE, as applicable, on the reference price to be used for the purpose of calculating royalties and payments. Upon failure by the concessionaire to agree this price, provincial authorities may fix this reference price. The concessionaire is eligible for certain deductions including (i) inter-jurisdictional freight costs, which can be deducted from the selling price, as long as transportation is made by means other than a pipeline, and monthly invoices and any relevant agreements are provided and (ii) internal treatment costs (not exceeding 1% of the payment) incurred by authorized permit or concessionaires.
By Decree No. 2,240/2008, the Province of Neuquén approved the agreement signed with PESA for the extension of its exploitation concessions, save Sierra Chata, for additional ten years, subject to the Company’s agreement to pay to the Province an extraordinary exploitation right of 3% on its production of oil and gas in addition to the 12% annual royalty payment previously described.
Exchange Rates Applicable to Royalties
Under Resolution No. 76/02 of the Ministry of Economy, royalties on oil exports must be fixed taking into account the offer exchange rate quoted by Banco de la Nación Argentina on the day before the royalty is paid.
However, from December 2001 until May 2002, producers and refiners agreed to negotiate a reduced exchange rate in order to moderate the impact of the devaluation on the price of the products. Producers calculated and paid royalties according to this reduced exchange rate. These calculations have been rejected by the Province of Neuquén, which has presented a claim for any shortfall in royalty payments resulting from this agreement. This claim is still pending judgment by the Supreme Court.
Regulations to Secure the Supply of Diesel Oil
Over the past several years, the Argentine government has passed various laws and adopted various initiatives aimed at guaranteeing the supply of diesel fuel to the domestic market.
One government initiative aimed at securing local supply exempts diesel fuel imports intended for domestic consumption from the fuel liquids and natural gas tax, as well as the diesel oil tax. The following laws exempted diesel fuel imports in the following amounts from such taxes: Law No. 26,022 (2005) — 500,000 m3; Law No. 26,074 (2006) — 800,000 m3 (subject to an additional exemption of 20% in 2007); Law No. 26,337 (2007) — 1,800,000 m3 (applicable in 2008, subject to an additional exemption of 20%). Exemptions under Law No. 26,337 are valid when the average monthly parity of diesel oil imports is not lower than the ex-refinery price of diesel oil (excluding all taxes except VAT). Resolution No. 151/08 of the SE has also applied these exemptions to the first 500,000 m3 of diesel fuel imported each year.
The Argentine government has also undertaken initiatives aimed at securing the supply of diesel fuel at subsidized, differential prices for regulated-rate public transportation service providers. Following Executive Decree No. 675/03 (as amended by Executive Decrees No. 159/04, 945/04, 280/05 and 564/05), several agreements were subsequently signed whereby refining companies agreed to supply diesel oil at lower than market prices, depending on the kind of services provided by the transportation companies. Executive Decree No. 449/2008 empowered the Jefe de Gabinete (Chief of Cabinet) to sign annual agreements extending the diesel fuel subsidy to transportation companies for the fiscal year 2008.
In exchange for providing diesel fuel at below market prices, refining companies receive direct compensation in the form of credit on export duties, equivalent to the difference between the net revenues from the sale of diesel oil at the subsidized price and the net revenues that would have been obtained from the sale of the same diesel oil volumes at market price. Refining companies that process crude oil they produce are entitled to direct compensation, calculated by deducting such compensation from any amount payable for export duties. The applicable rate is determined by the Chief of Cabinet and the right to compensation is determined by the SE.
Since a new agreement for the supply of diesel oil to public transport companies has not been signed as of the date of this annual report, the previous agreement is still applicable.

Stability of Fuel Prices
In an effort to mitigate the impact of the significant increase in international prices for oil and its by-products on domestic prices and to ensure price stability for crude oil, gasoline and diesel oil, since January 2003, at the request of the Argentine government, hydrocarbon producers and refineries have entered into a series of temporary agreements, which contained price limits with respect to crude oil deliveries. By the end of 2004, in light of increases in the WTI, the Argentine government established a series of measures to ensure the supply of crude oil to local refiners at price levels consistent with the local retail price of refined products.
Producers and refiners currently freely negotiate purchase and sale prices for oil.
Natural Gas
In 1992, the Natural Gas Act was passed providing for the privatization of GdE and the deregulation of the price for natural gas. To carry out the privatization, the assets of GdE were divided among two new transportation companies and eight new regional distribution companies. The transportation assets were divided into two systems on a geographical basis, the Northern and Southern pipeline systems, designed to give both systems access to gas sources and to main centers of demand, including the “Greater Buenos Aires” region. A majority of the shares of each of the transportation and distribution companies was sold to private bidders.
The Natural Gas Act established a regulatory framework for the privatized industry and created ENARGAS, an autonomous entity under the Ministry of Economy that is responsible for the regulation of the transportation, distribution, marketing and storage of natural gas.
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
The Natural Gas Act forbids gas transportation companies from buying and selling natural gas. Additionally, gas producers, storage companies, distributors and consumers who contract directly with producers may not own a controlling interest (as defined in the Natural Gas Act) in a transportation company. Furthermore, gas producers, storage companies and transporters may not own a controlling interest in a distribution company, and no seller of natural gas may own a controlling interest in a transportation or distribution company (unless such seller neither receives nor supplies more than 20% of the gas received or transported, on a monthly basis, by the relevant distribution or transportation company).
Contracts between affiliated companies engaged in different stages of the natural gas industry must be reported to ENARGAS, which may only decline to authorize such contracts if it determines that they were not entered into on an arm’s length basis.
ENARGAS
ENARGAS is an autonomous entity which functions under the Ministry of Economy and is responsible for a wide variety of regulatory matters regarding the natural gas industry, including the approval and adjustment of rates and transfers of controlling interests in the distribution and transportation companies. ENARGAS is governed by a board of directors composed of five full-time directors appointed by the Argentine government subject to confirmation by the Argentine Congress.
On May 21, 2007 the Argentine government announced that it was temporarily intervening in the operations of ENARGAS. Though the board of directors of ENARGAS remains in functions, as of the time of filing of this annual report, officials from the Argentine government currently exercise control over ENARGAS, in consultation with the board of directors. The government has not indicated how long this arrangement will remain in place.
ENARGAS has its own budget, which must be included in the Argentine national budget and submitted to Congress for approval. ENARGAS is funded principally by annual control and inspection fees levied on regulated entities in an amount equal to the approved budget, net of collected penalties and allocated proportionately to each regulated entity.

Conflicts between regulated entities or between a regulated entity and a third party arising from the distribution, storage, transportation or marketing of natural gas must first be submitted to ENARGAS for review. ENARGAS’s decisions may be appealed to the Ministry of Economy or to federal courts.
Rate Regulation
Summary
Since the enactment of the Public Emergency Law and other emergency measures in early 2002, the regulators framework of public utility tariffs has been radically modified, including regulation of gas transportation and distribution services. A patchwork of conflicting regulations is currently in effect. Although the general rules on tariffs described in this section remain in effect, in practice they have been supplemented by other laws described throughout this section (“Regulation of Our Business”). We cannot predict which rules and regulations will remain in place if these various conflicts are resolved.
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
UNIREN
The Public Emergency Law pesified tariffs for public utility services at a Ps. 1=US$1 parity and prohibited tariff indexation. Additionally, it authorized the Argentine government to renegotiate public utility services contracts. This authority was later delegated by the executive to the Ministry of Economy, which created, in July 2003, the UNIREN, for the purpose of assisting in the renegotiation process. The renegotiation of service contracts (several of which are still ongoing) must take into account the following criteria, among others:
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
Modifications to the regulatory framework
On February 16, 2004, the Argentine government, through Decree No. 180/04, modified the regulatory framework for the Argentine gas industry. The decree authorized the SE to take any necessary measures to maintain an adequate level of services in the event of a supply crisis. In addition, Decree No. 180/04 provided for:
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

Adjustment of Natural Gas Price at Wellhead
Decree No. 181/04 instructed the SE to design a framework for the normalization of prices of natural gas at wellhead. The decree authorized the SE to negotiate a price framework for the adjustment of prices in sales to distributors. Natural gas prices for residential consumers were excluded from this process. It also authorized the SE to create a new category of users who must buy gas directly from producers.
Prices resulting from this framework are used as a reference for calculating royalties and are used by ENARGAS in calculating any necessary adjustments in tariffs that result from variations in the price of gas. In addition, the decree required that all agreements for the sale of natural gas be filed with the electronic gas market and granted authority to the SE to regulate the sale of gas (i) between producers and (ii) between producers and their affiliates.
Pursuant to Decree No. 181/04, in April 2004 the SE entered into an agreement with natural gas producers—approved by Resolution No. 208/04— that regulated the price of natural gas by sector, and that called for the complete deregulation of the wellhead price of natural gas by January 1, 2007. Under the April 2004 agreement, natural gas producers were required to provide minimum supply volumes to the local market, including (i) distributors for industrial users, (ii) clients of distributors, or new direct consumers, and (iii) local electric power generators. Additionally, this agreement called for producers to report all supply agreements to the SE.
In 2007, upon expiration of the 2004 agreement, the SE and the producers signed a new “Natural Gas Producers Agreement”. This agreement modified the proposed scope of gas price deregulation, and established set prices, under which the 2005 price is maintained for the residential segment, and an annual average increase is established at approximately 6.5% for the compressed natural gas, generation and industrial segments (though the price for gas in the industrial segment remains freely negotiable). The implementation of this agreement is staggered by segment and the last supply commitment to expire is that for residential supply, in December 31, 2011.
In 2008, the Argentine government implemented the “Gas Plus Program” to create an incentive for producers participating in the aforementioned supply agreements to increase production in unexploited areas, areas under exploitation with particular geologic characteristics (e.g. “tight gas”), areas that had not been in production since 2004, or new fields in areas otherwise under production (SE Resolution No. 24/2008). Gas produced in these new areas is not subject to the same conditions imposed by the aforementioned natural gas producers’ agreement, thus permitting more favorable pricing.
On May 23, 2005, pursuant to Resolution No. 752/05, the SE established a mechanism by which new direct consumers were entitled to buy natural gas directly from producers as from August 1, 2005. Resolution No. 1886/2006 subsequently extended this mechanism through December 31, 2016. New direct consumers were allowed to buy natural gas in the electronic gas market, which was originally created for “spot” transactions but now permits long-term operations. In order to purchase gas in the electronic market, new direct customers were required to post irrevocable purchase orders that provided for: (i) terms of at least 36 months, (ii) prices of at least export parity, and (iii) volume of at least 1,000 m3 per day.
If the irrevocable offer is not accepted, the SE may require export producers to provide natural gas for a period of six months pursuant to the prices approved by Resolution No. 599/07 of the Ministry of Federal Planning. Transportation companies are prohibited from transporting natural gas for export purposes as long as the domestic supply of natural gas is not satisfied.
Restrictions on Gas Exports
In March 2004, the SE suspended all export authorizations and exports of natural gas surplus volumes and instructed the Undersecretary of Fuels to create a program for the rationing of gas exports and the use of the country’s transport capacity. The Undersecretary of Fuels subsequently adopted a program, known as the “Program for the Rationalization of Natural Gas Exports”, which established a mechanism for the determination of export restrictions based on various factors and contemplated monthly and quarterly limits on gas exports. In addition, during 2004, the Undersecretary of Fuels did not authorize exports of volumes (excluding surplus volumes) in excess of those exported during 2003. This program was replaced in June 2004 with the Complementary Program to Supply Natural Gas to the Domestic Market, which eased the monthly and quarterly limits established under the Program for the Rationalization of Natural Gas Exports.

Since 2005, as part of the “Complementary Program to Supply Natural Gas to the Domestic Market”, the SE has requested that producers redirect natural gas targeted for export to supply thermal plants and gas distribution companies. These measures restricted our total volume of exported gas by a daily average of approximately 31,000 cubic meters in 2008, 420,000 cubic meters in 2007, 339,000 cubic meters in 2006 and 110,000 cubic meters in 2005, preventing us from benefiting from the higher margins offered by the export market. See “Risk Factors—Factors Relating to Argentina—Limits on exports of hydrocarbons and related oil products have affected and may continue to affect our results of operations”.
Moreover, according to the Natural Gas Producers Agreement approved by Resolution No. 599/07, the export of natural gas is prohibited as long as domestic supply is not satisfied. A mechanism for the determination of export restrictions was also established.
The Public Emergency Law created a withholding tax on exports of hydrocarbons for five years from March 1, 2002, which was subsequently extended for five years from January 2007 pursuant to Law No. 26,217. The taxes withheld are deducted from the sales price of the exported hydrocarbons. In May 2004, a 20% withholding rate was imposed on gas exports. In July 2006, the Ministry of Economy increased the rate to 45% and instructed the customs administration to apply the price fixed by the framework agreement between Argentina and Bolivia (approximately US$6/mmBtu in December 2007) as the reference price to calculate this tax, irrespective of the actual transaction price. In addition, on October 10, 2006, the Ministry of Economy and Production imposed prevalent export duties on exports from the Tierra del Fuego province, which were previously exempted from taxes. Moreover, in May 2007 the Ministry of Economy increased to 25% the export duty on butane, propane and LPG.
Resolution No. 127/2008 of the Ministry of Economy, effective July 11, 2008, increased export duties on natural gas exports from 45% to 100%, establishing a valuation basis for the calculation of the duty as the highest price established in any contract of any Argentine importer for the import of gas (including the reference price set by the framework agreement between Argentina and Bolivia). Resolution No. 127/2008 provides with respect to LPG products that if the international price, as notified daily by the SE, is under the reference price, the applicable export duty for such product will be 45%. If the international price exceeds the reference price, the producer shall be allowed to collect the maximum amount established for the relevant product, the balance being withheld by the Argentine government as an export tax.
Compressed Natural Gas for Vehicles
Effective April 1, 2006, distributors cannot provide compressed natural gas, or CNG, to gas stations. Instead, gas stations are required to purchase CNG in the electronic wholesale market pursuant to a mechanism of irrevocable purchase orders designed to conceal the identity of buyers and sellers, where buyers are able to make joint offers. If any purchase orders are not satisfied through this system, exports of natural gas will be diverted to cover unsatisfied demand. This mechanism is in force as of the date of this annual report and expected to continue until the SE determines that it is no longer necessary, in light of the status of the domestic supply of natural gas.
Liquefied Petroleum Gas
Prior to the enactment of Law No. 26,020 on April 8, 2005, the Argentine liquefied petroleum gas (LPG) market was regulated by the Hydrocarbons Law and regulations issued by the Undersecretary of Fuels. Under Resolutions No. 49/01 and No. 52/01, the SE was responsible for enforcing the rules and regulations applicable to the LPG industry and an LPG board, which reported to the “National Refining and Marketing Board”, which, in turn, reported to the Undersecretary of Fuels, was in charge of supervising and auditing the industry.
Law No. 26,020 established a new regulatory framework for the LPG industry. This new regime regulates the production, fractioning, transportation, storage, distribution and sale of LPG. The SE is responsible for enforcement of Law No. 26,020, and may delegate supervision and control tasks to ENARGAS. The relevant portions of this law are summarized below:
•
Prices: the SE determines reference prices (which must be below export parity prices) for the domestic market (by region, on a seasonal basis every six months), with the goal of securing regular supply in that market, and may establish price stabilization mechanisms to avoid domestic price fluctuations.

•	Market limitations: the SE and the CNDC are authorized to analyze the sector, for the purpose of fixing limits at each stage of vertical integration of the industry.
•	Open Access: an open access regime is established in connection with the storage of LPG and the SE establishes terms and conditions for the determination of maximum storage tariffs.
•
Imports/Exports: no restrictions are imposed and no prior authorization is required for the import of LPG, and the SE may authorize the export of LPG without restriction, so long as the domestic market is satisfied.

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
SE Resolution No. 792/05 set forth two seasonal periods (winter and summer), fixing reference prices for each period. Additionally, it divided the country into three geographical areas—North, Center and South—in which these prices are applied, as discussed above. It also approved a mechanism for the determination of the export parity price and an exclusive price that applies to retailers only, calculated from an average of its purchases for the last 24-month period.
Electricity
Until 1990, virtually all of the electricity supply in Argentina was controlled by the public sector. In 1991, the Argentine government undertook the privatization of state-owned electricity generation, transmission and distribution companies. In January 1992, the Argentine congress adopted Law No. 24,065 (the “Regulatory Framework Law”), which established guidelines for the restructuring and privatization of the electricity sector. The Regulatory Framework Law which continues to provide the framework for regulation of the electricity sector, distinguished the generation, transmission and distribution of electricity as separate businesses and subjected each to respective regulatory regimes.
The ultimate objective of the privatization process was to reduce rates paid by users and improve the quality of the electricity supply service through competition. The privatization process commenced in February 1992 with the sale of several large thermal generation facilities, and continued with the sale of transmission and distribution facilities (including those currently operated by the Company) and additional thermoelectric and hydroelectric generation facilities.
The Public Emergency Law, combined with the devaluation of the peso and high rates of inflation, had a severe effect on public utilities in Argentina. Because public utilities were no longer able to increase tariffs, inflation led to decreases in their revenues in real terms and a deterioration of their operating performance and financial condition. Most public utilities had also incurred large amounts of foreign currency indebtedness under the Convertibility Law regime and, following the devaluation of the peso, the debt service burden of these companies increased sharply, which led many of these to suspend payments on their foreign currency debt in 2002. This situation caused many Argentine electricity generators, transmission companies and distributors to defer making further investments in their networks. As a result, Argentine electricity market participants, particularly generators, are currently operating at near full capacity, which could lead to insufficient supply to meet a growing national energy demand.
To address the electricity crisis the Argentine government has repeatedly intervened in and modified the rules of the MEM since 2002. These modifications include the imposition of caps on the prices paid by distributors for electricity power purchases (Resolution No. 8/2002) and the requirement that all prices charged by generators be calculated based on the price of natural gas (which are also regulated by the Argentine government), regardless of the fuel actually used in generation activities (Resolution No. 240/2003), which together has created a huge structural deficit in the operation of the MEM.
In December 2004, the Argentine government adopted new rules for the electricity market (Resolutions Nos. 826/2004 and 712/2004), to come into effect once the construction of two new 800 MW combined cycle generators has been completed. These two generators commenced commercial operations in open cycle during 2008 and in combined cycle during the first quarter of 2010. Construction is partially financed with credit balances of generators resulting from the spread between the sales price of energy and generation variable cost, which are transferred to the Fondo Para Inversiones Necesarias que permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (the fund for investments required to increase the electricity supply in the MEM, or “FONINVEMEM”).
Electricity generators accepted the opportunity under Resolution No. 1427/2004 to participate in the FONINVEMEM projects. PESA contributed 65% of its credits accrued in the MEM during the 2004—2006 period for the construction of the combined cycle generators mentioned above, and earned the right to be a shareholder in the companies in charge of these projects.

The construction of these new generators evidences a decision by the Argentine government to take a more active role in promoting energy investments in Argentina. In addition to these projects, in April 2006 the Argentine congress enacted a law that authorized the Argentine government to create a special fund to finance infrastructure improvements in the Argentine energy sector through the expansion of generation, distribution and transmission infrastructure relating to natural gas, propane and electricity. Contributions to this fund are made through cargos específicos (specific charges) passed on to customers as an itemization on their energy bills.
In 2006 the SE implemented the “Energy Plus Program” (SE Resolution No. 1281/2006) to create an incentive for increased electricity generation. Projects implemented under the Energy Plus Program are not subject to market regulations regarding prices. Instead, prices can be freely negotiated between generators and users.
The Energy Plus Program seeks to increase electricity generation and satisfy domestic demand. For that purpose, CAMMESA requires that all large users (consuming more tan 300kW) purchase their incremental demand (any volumes exceeding their 2005 consumption) from new generators under the Energy Plus Program.
Regulatory authorities
The principal regulatory authorities responsible for the Argentine electricity market are:
(1)	the SE of the Ministry of Federal Planning, and

(2)	the ENRE.
The SE advises the Argentine government on matters related to the electricity sector and is responsible for the application of the policies concerning the Argentine electricity industry.
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
ENRE is managed by a five-member board of directors appointed by the Argentine government. Two of these members are nominated by the Consejo Federal de la Energía Eléctrica (Federal Council on Electricity, or the “CFEE”). The CFEE is funded with a percentage of revenues collected by CAMMESA for each MWh sold in the market. Sixty percent of the funds received by the CFEE are reserved for the Fondo Subsidiario para Compensaciones Regionales de Tarifas a Usuarios Finales (regional tariff subsidy fund for end users), from which the CFEE makes distributions to provinces that have met certain specified tariff provisions. The remaining forty percent is used for investments related to the development of electrical services in the interior of Argentina.
The Wholesale Electricity Market
Overview
The SE established the MEM in August 1991 to allow electricity generators, distributors and other agents to buy and sell electricity in spot transactions or under long-term supply contracts at prices determined by the forces of supply and demand.
The MEM consists of:
•	a term market in which generators, distributors and large users enter into long-term agreements on quantities, prices and conditions;
•
a spot market, in which prices are established on an hourly basis as a function of economic production costs, represented by the short-term marginal cost of production measured at the Ezeiza 500 kV substation, the system’s load center; and

•	a stabilization system for spot market prices applicable to purchases by distributors, which operates on a quarterly basis.
•	Operation of the MEM
CAMMESA oversees the operation of the MEM. CAMMESA was created in July 1992 by the Argentine government, which currently owns 20% of its capital stock. Various associations that represent MEM participants, including generators, transmitters, distributors, large users and electricity brokers own the remaining 80%.
CAMMESA is in charge of:
•	managing the SIN (defined below) pursuant to the Regulatory Framework Law and related regulations, which includes:
determining technical and economic dispatch of electricity in the national interconnection system (the “SIN”);
maximizing the system’s security and the quality of electricity supplied;
minimizing wholesale prices in the spot market;
planning energy capacity needs and optimizing energy use pursuant to the rules set out from time to time by the SE; and
monitoring the operation of the term market and administering the technical dispatch of electricity pursuant to any agreements entered into in such market;
•	acting as agent of the various MEM participants;
•	purchasing or selling electricity from or to other countries by performing the relevant import/export operations; and
•	providing consulting and other services related to these activities.
CAMMESA’s operating costs are covered by mandatory contributions made by MEM participants. CAMMESA’s annual budget is subject to a mandatory cap equivalent to 0.85% of the aggregate amount of transactions in the MEM projected for that year.
MEM Participants
The main participants in the MEM are generation, transmission and distribution companies. Large users and traders participate also in the MEM, but to a lesser extent.
Generators
As of December 31, 2010, Argentina’s installed power capacity was 28,143 MW. Of this amount, 59% was derived from thermal generation, 37.4% from hydraulic generation and 3.6% from nuclear generation.
Transmitters
Electricity is transmitted from power generation facilities to distributors through high voltage power transmission systems. Transmitters do not purchase or sale of electricity. Transmission services are governed by the Regulatory Framework Law and regulation by the SE.
In Argentina, transmission is carried at 500 kV, 220 kV and 132 kV through the SIN. The SIN consists primarily of overhead lines and sub-stations and covers approximately 90% of the country. The majority of the SIN, including almost all of the 500 kV transmission lines, has been privatized and is owned by Transener. Regional transmission companies, most of which have been privatized, own the remaining portion of the SIN. Supply points link the SIN to the distribution systems, and there are interconnections between the transmission systems of Argentina, Brazil, Uruguay and Paraguay allowing for the import or export of electricity from one system to another.
Transmission companies also participate in CAMMESA by appointing two acting and two alternate directors through the Asociación de Transportistas de Energía Eléctrica de la República Argentina (Argentine Association of Electric Power Transmitters) (“ATEERA”).

Distributors
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
Distributors participate in CAMMESA by appointing two acting and two alternate directors through the Asociación de Distribuidoras de Energía Eléctrica de la República Argentina (Argentine Association of Electric Power Distributors) (“ADEERA”).
Large users
The MEM classifies large users of energy into three categories: Grandes Usuarios Mayores (Major Large Users) (“GUMAs”), Grandes Usuarios Menores (Minor Large Users) (“GUMEs”) and Grandes Usuarios Particulares (Particular Large Users) (“GUPAs”).
GUMAs are required to purchase 50% of their demand through supply contracts and the remainder in the spot market, while GUMEs and GUPAs are required to purchase all of their demand through supply contracts.
Large users participate in CAMMESA by appointing two acting and two alternate directors through the Asociación de Grandes Usuarios de Energía Eléctrica de la República Argentina (Argentine Association of Electric Power Large Users) (“AGUEERA”).
Traders
Since 1997, traders are authorized to participate in the MEM by intermediating block sales of energy. Currently, there are eight authorized traders in the MEM, several of which conduct transactions with Comercializadora de Energía del Mercosur S.A. (“CEMSA”) in the export market.
Spot Market
Spot prices
The emergency regulations enacted after the Argentine crisis in 2001 had significant impact on energy prices. Among the measures implemented were the pesification of prices in the MEM, known as the spot market, and the requirement that all spot prices be calculated based on the price of natural gas, even in circumstances where alternative fuel such as diesel is purchased to meet demand due to the lack of supply of natural gas. Despite these modifications, the basic framework for the spot market that was established prior to the economic crisis remains in place.
Under this system, energy prices in the spot market are set by CAMMESA, which determines the price charged by generators for energy sold in the spot market of the MEM on an hourly basis. The spot price reflects supply and demand in the MEM at any given time, which CAMMESA determines using different supply and demand scenarios that dispatch the optimum amount of available supply, taking into account the restrictions of the transmission grid, in such a way as to meet demand requirements while seeking to minimize the production cost and the cost associated with reducing risk of system failure.
The spot price set by CAMMESA compensates generators according to the cost of the last unit to be dispatched for the next unit as measured at the Ezeiza 500 Kv substation, which is the system’s load center and is in close proximity to the City of Buenos Aires. Dispatch order is determined by plant efficiency and the marginal cost of supply. In determining the spot price, CAMMESA also considers the different costs incurred by generators not in the vicinity of the city of Buenos Aires.
In addition to energy payments for actual output at the prevailing spot market prices, generators receive compensation for capacity placed at the disposal of the spot market, including stand-by capacity, additional stand-by capacity (for system capacity shortages) and ancillary services (such as frequency regulation and voltage control).

Seasonal Prices
The regulations implemented in the wake of the Argentine economic crisis of 2001 also made significant changes to the seasonal prices charged to distributors in the MEM, including the implementation of a cap (which varies depending on the category of customer) on the cost of electricity charged by CAMMESA to distributors at a price significantly below the spot price charged by generators.
Prior to implementation of the emergency regulations, seasonal prices were regulated by CAMMESA as follows:
•
prices charged by CAMMESA to distributors and large users changed only twice a year (in summer and winter), with interim quarterly revisions in case of significant changes in the spot price of energy, despite prices charged by generators in the MEM fluctuating constantly;

•	prices were determined by CAMMESA based on the average cost of providing one MW of additional energy (its marginal cost) and several other factors; and
•	CAMMESA would use seasonal database and optimization models in determining the seasonal prices and would consider both anticipated energy supplies and demand as follows:
•	in determining supply, CAMMESA would consider energy supplies provided by generators based on their expected availability, committed imports of electricity and the availability declared by generators;
•	in determining demand, CAMMESA included the requirements of distributors and large users purchasing in the MEM as well as committed exports.
Stabilization Fund
The stabilization fund, managed by CAMMESA, absorbs the difference between purchases by distributors and large users at seasonal prices and payments to generators for energy sales at spot price. When the spot price is lower than the seasonal price, the stabilization fund increases, and when the spot price is higher than the seasonal price, the stabilization fund decreases. The outstanding balance of this fund at any given time reflects the accumulation of differences between the seasonal price and the hourly energy price in the spot market. The stabilization fund is required to maintain a minimum amount to cover payments to generators if prices in the spot market during the quarter exceed the seasonal price.
Billing of all MEM transactions is performed monthly through CAMMESA, which acts as the clearing agent for all purchases between participants in the market. Generally, payments to generators are made approximately 40 days after the end of each month by CAMMESA.
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
Oil and gas exploration and production activities in Argentina are subject to the following taxes:

•	An annual surface tax based on the area held, which varies depending on the permit and concession terms.

•	An income tax of 35% of net income.

•	A VAT of 21% for the domestic sale of oil and gas, which is passed on to purchasers (exports have a zero percent VAT).

•	A provincial tax, usually of 2% of gross domestic sales (exports are excluded).

•
A national minimum income tax of 1% of the value of the assets that the company owns as of December 31 of each year. Certain assets, such as shares and interests in other companies subject to the same tax, are exempt. Assets located in the jurisdiction of the Province of Tierra del Fuego are also exempt. The income tax paid as determined for the same economic year is considered to be payment against this tax.

•	A provincial stamp tax applied to written agreements entered within the provincial jurisdiction, at rates varying between 0.3% and 2.5% of the economic value of the relevant agreement.

•	A withholding taxes on crude exports, as described under “—Export Taxes” below.

•
A tax on debits and credits applicable to bank account transactions and other banking transactions used as a replacement for current accounts. The generally applicable rate is 0.6% on each debit or credit transaction (although in some cases, it increases to 1.2% or decreases to 0.075%).

•	A tax on personal property that applies to the shares or other stakes of Argentine companies held by foreign companies or individuals at a rate of 0.5% of the value of such assets.

•	A surveillance fee applicable to downstream activities and transportation of liquid hydrocarbons and its derivates through pipelines, as described under “—Surveillance Fee” below.
In addition, the “net profit” (as defined in the Hydrocarbons Law) of holders of permits or concessions accruing from activity of such holders might be subject to the application of a special 55% income tax. This tax has never been applied, although each permit or concession granted after this tax came into place provided that the holder thereof is subject to it. Although a decree of the Argentine government provides that we are subject to the general Argentine tax regime, our permits and concessions were granted prior to the entry in force of this tax and this has never been enforced.
Following the introduction of market prices for downstream petroleum products in connection with the deregulation of the petroleum industry, Law No. 23,966 established a volume-based tax on transfers of certain types of fuel, replacing the prior regime, which was based on the regulated price. Law No. 25,745 modified, effective as of August 2003, the mechanism for calculating this tax, replacing the old fixed value per liter according to the type of fuel for a percentage to apply to the sales price, maintaining the old fixed value as the minimum tax.
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

Export Taxes
In 2002, the Argentine government imposed customs duties on the export of hydrocarbons. Export tax rates on crude oil were increased to 20%, on butane, methane and LPG to 20% and gasoline and diesel fuel to 5%. In May 2004, Resolution No. 337/04 of the Ministry of Economy increased export duties on crude oil to 25%. These export tax rates were increased again in 2004, when the Ministry of Economy issued Resolution No. 532/04, establishing a progressive scheme of export duties for crude oil, with rates ranging from 25% to 45%, depending on the quotation of the WTI reference price at the time of the exportation. In addition, in May 2004, pursuant to Resolution No. 645/04 of the Ministry of Economy, an export duty on natural gas and natural gas liquids was established at a rate of 20%. In July 2006, the Ministry of Economy increased the rate to 45% and instructed the customs administration to apply the price fixed by the framework agreement between Argentina and Bolivia (approximately US$6/mmBtu in December 2007) as the reference price to calculate this tax, irrespective of the actual transaction price. In addition, on October 10, 2006, the Ministry of Economy and Production imposed prevalent export duties on exports from the Tierra del Fuego province, which were previously exempted from taxes. Moreover, in May 2007 the Ministry of Economy increased to 25% the export duty on butane, propane and LPG. There can be no assurance as to future levels of export taxes.
Resolution No. 394/07 of the Ministry of Economy, effective as of November 16, 2007, increased export duties on Argentine exports of crude oil and other crude derivatives. This regime provides that when the international price exceeds the reference price, which is fixed at US$60.90 per barrel, the producer shall be allowed to collect US$42 per barrel, the remaining being withheld by the Argentine government as an export tax. If the international price of Argentine oil exports (as defined by the regulator) is under the reference price but over US$45 per barrel, a 45% withholding rate will apply to all amounts over US$45. If such price is under US$45 per barrel, the applicable export tax is to be determined within 90 business days. A similar withholding regime applies to exports of oil by-products such as gasoline, fuel oil and lube oils, with different cut-off and reference prices. Despite the drop in reference prices following July 2008, there has been no recalculation of the applicable export tax as of the date of this annual report.
Resolution No. 127/2008 of the Ministry of Economy, effective July 11, 2008, increased export duties on natural gas exports from 45% to 100%, establishing a valuation basis for the calculation of the duty as the highest price established in any contract of any Argentine importer for the import of gas (including the reference price set by the framework agreement between Argentina and Bolivia mentioned above). Resolution No. 127/2008 provides with respect to LPG products (including butane, propane and blends thereof) that if the international price of the relevant LPG product, as notified daily by the SE, is under the reference price established for such product in the resolution (US$338/m3 for propane, US$393/m3 for butane and US$363/m3 for blends of the two), the applicable export duty for such product will be 45%. If the international price exceeds the reference price, the producer shall be allowed to collect the maximum amount established by the resolution for the relevant product (US$223/m3 for propane, US$271/m3 for butane and U.S.$250/m3 for blends of the two), the balance being withheld by the Argentine government as an export tax.
Surveillance Fee
Law No. 25,565 imposed a surveillance fee payable to the SE for downstream activities, equal to Ps. 0.0003 per for each commercialized transaction in the domestic market, and for the transportation of liquid hydrocarbons and its derivatives through pipelines, at a 0.35% rate of the estimated income for the provision of transportation service.
Argentine Environmental Regulations
The environmental legal framework comprises Sections 41 and 43 of the Argentine Constitution, as well as federal, provincial and municipal laws. According to Section 41 of the Argentine Constitution, the Argentine government legislates on the minimum standards for protection of the environment, while the provinces and municipalities are responsible for establishing specific standards and implementing regulations. Please note that in addition to the regulations described below, certain regulations may also apply depending on the location of the oil and gas reserves.
International Treaties
Argentina is a member state to several international treaties concerning environmental matters that may impact our business. Argentina has undertaken several obligations in connection with the protection of the environment, the preservation of biological diversity and the implementation of sustainable development.

Such treaties include: (i) the Basel Convention on the Control of Transboundary Movements of Hazards Waste and their Disposal (1989); (ii) the United Nations Framework Convention on Climate Change adopted in Rio de Janeiro (1992); (iii) the Montreal Protocol of Substances that Deplete the Ozone Layer (1989); (iv) the Kyoto Protocol (a protocol to the United Nation’s Framework Convention on Climate Change) (1997); and (v) the Stockholm Agreement on Persistent Organic Polluting Agents (2001).
Federal Environmental Laws
In accordance with Section 41 of the Argentine Constitution, federal laws establishing minimum standards for environmental protection have been enacted. These Laws provide a general framework for the legislation to be enacted by local jurisdictions, which must satisfy the minimum standards contained therein.
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
Entities carrying out dangerous activities for the environment and ecosystems must take out insurance policies for the damages such activities may cause. Any person liable for environmental damages must take the actions necessary to restore the status quo ante, and where such restoration is not possible, the indemnification determined by the courts shall be transferred to an environmental restoration fund for the execution of remedial action.
Specific Environmental Regulations of Oil and Gas Industries
SE Resolution No. 105/92 contains specific regulations and procedures for the protection of the environment during oil and gas exploration and exploitation.
During exploration, companies must prepare an environmental impact report to be filed with the SE, and no drilling activity may be carried out before filing such environmental impact report. Once oil and gas fields are discovered, companies must prepare an environmental assessment report also to be filed with the SE. Thereafter, environmental reports are to be filed with the SE on an annual basis.
Integral Management of Industrial and Services Activities Wastes
Law No. 25,612 established minimum standards for environmental protection with respect to the integral management of waste originated in industrial or service activities. It sets forth minimum environmental protection requirements for generation, handling, storage, transport, treatment and final disposal of the aforementioned wastes. It also maintains the Argentine Constitution’s prohibition on the importation, introduction, or transportation into the country, its air space and seas, of any types of wastes from other countries.
In general terms, Law No. 25,612 sets a system of tort liability equal to that of Law No. 24,051 described under “Hazardous Waste” below. Infringements of this law may be subject to warnings, fines, closure, suspension of activities for up to one year and definitive withdrawal of authorizations and registrations in the applicable registers. In the case of legal entities, board members and managers may be held severally liable for such penalties.
Hazardous Waste
Law No. 24,051 regulates the generation, manipulation, transport, treatment and final disposition of hazardous wastes generated or located under federal jurisdiction or, if located in the territory of a province, that could affect individuals or the environment in other provinces other than the one where they were generated, or when the sanitary measures which adoption may became necessary have an economic impact making it advisable to unify those measures throughout the country.

With respect to hazardous waste liability, hazardous waste is considered to have inherent risk (a “risky thing” as contemplated by article 1113 of the Argentine Civil Code), which means that the generator or handler of hazardous waste will only be exonerated from its liability to the extent it proves the victim’s or third parties’ negligence or willful misconduct. The law establishes severe civil and criminal sanctions for infringers.
Air Pollution
Law No. 20,284 applies in federal jurisdictions and in those provinces which have adopted the provisions of this law. It sets general principles for the treatment of potential sources of pollution. Enforcement of this law is vested in the respective national, provincial or local health authorities.
Water Environmental Management
Law No. 25,688 sets minimum standards for the preservation of water, its exploitation and rational use. It defines the different uses of waters and the need for obtaining a permit from the local authorities for its use.
Additionally, it provides that a federal enforcement agency shall determine: (i) maximum limits for contamination and protection of aquifers, (ii) instructions for the refilling and protection of aquifers, and (iii) the fixing of parameters and environmental standards for the quality of waters.
PCB Elimination and Management
Law No. 25,670, enacted in October 2002, regulates the management and elimination of polychlorinated biphenyls (“PCB”). It forbids the entry of PCBs and machines containing PCBs into Argentina as well as the installation of machines containing PCBs. According to Law No. 25,670 the government is empowered to take all necessary measures to guarantee the prohibition of the production, commercialization and the entry of PCBs into Argentina, as well as the elimination of the used PCBs and the decontamination and elimination of PCBs and machines containing PCBs within the terms provided therein.
Concealment and Money Laundering
Argentine Law No. 25,246 categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) appear as if obtained through legitimate means, provided that the aggregate value of the assets involved exceed in the aggregate (through one or more related transactions) Ps. 50,000.
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

The “Gas Hydrocarbons Organic Law” published on September 23, 1999 regulates the exploitation of free or non-associated gas and the transport, distribution, collection, storage, industrialization, handling and internal and external sale of associated (gaseous hydrocarbon that is extracted jointly with crude oil) gas and free or non-associated gas (hydrocarbon that is extracted from a field which does not contain crude oil), allowing private sector participation in these activities.
The Venezuelan Constitution, in force since December 1999, contains provisions related to petroleum activity, including Article 12, which states that oil fields are property of the Venezuelan state, and Article 302, which reserves petroleum activity to the Venezuelan state. The Constitution gives Petróleos de Venezuela S.A. (¨“PDVSA”), a state-owned entity, responsibility for managing petroleum activity.
The “Hydrocarbons Organic Law” published on November 13, 2001 effectively reversed most prior related legislation, except for the Gas Hydrocarbons Organic Law, and purported to grant ample opportunity for the private sector to participate in the industry, limiting the activities reserved to the Venezuelan state to primary activities (which include exploration, extraction and initial transport and storage) and to the sale of crude oil and specific products.
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
The Performance of Hydrocarbon Related Activities
Primary activities expressly reserved by law to the Venezuelan state can only be performed by (i) the government of Venezuela; (ii) wholly-owned state entities; or (iii) companies in which the Venezuelan state maintains direct control by owning at least fifty percent of the shares or quotas of capital stock. The sale of natural hydrocarbons and certain specified by-products can only be performed by wholly-owned state entities. Installations and existing facilities dedicated to the refining of natural hydrocarbons in the country and to the transportation of products and gas are owned by the Venezuelan state.
The National Assembly must grant approval to mixed-ownership companies before they can operate. These entities must meet the following minimum conditions: (i) they must have a maximum duration of 25 years, (ii) they must provide information regarding location, orientation and extension of the area under operation, (iii) all of their assets must be reserved and turned over to the Venezuelan state once the activity ends and (iv) any dispute among its shareholders must be resolved through private negotiations or arbitration and shall be subject to the laws of Venezuela.
Prior to April 2006, our interest in Venezuelan oil and gas fields was through operating service agreements with PDVSA, which established the terms of our compensation for production activities and investments. These contracts were awarded during bidding rounds in 1994 and 1997. In 2005, the Venezuelan government announced that these operating service agreements did not comply with the Hydrocarbons Organic Law and instructed the Ministry of Energy and Petroleum to commence negotiations with private operators to convert all operating agreements into mixed-ownership companies where more than 50% of each field is state-owned. These negotiations were completed in March 2006, and as a result, all our operating service agreements were converted to mixed-ownership companies (empresas mixtas) in which the Venezuelan government, through CVP, holds at least 60% of the share capital and private companies hold the remaining. The interests allocated to private companies were determined on the basis of the value attributed to the different operating service agreements during the negotiations.
The National Assembly has approved (i) the principal terms of the conversion agreements and the form of organizational documents for the mixed-ownership companies; (ii) amendments to the Hydrocarbons Organic Law and certain tax laws to allow the mixed-ownership companies to sell their production of crude oil to PDVSA and its affiliates and to qualify as exporters for VAT purposes; and (iii) the Law for Regulating the Participation of Private Entities in Primary Activities, which limits private company participation in primary activities in Venezuela to participation through mixed-ownership companies.
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
Special Advantages and Contributions
Mixed-ownership companies are subject to the following special taxes: (i) 3.33% additional royalty on the hydrocarbons volume extracted under the concession and delivered to PDVSA, and (ii) an amount equivalent to the difference, if any, between (a) 50% of the value of the hydrocarbons extracted under the concession and delivered to PDVSA each year, and (b) the aggregate of payments made by the mixed-ownership company to Venezuela in connection with activities conducted by the company during such calendar year, as royalties applicable on hydrocarbons extracted (including the additional royalty indicated in preceding item (i), income tax and any other tax or contribution calculated on income (either gross or net income), and investments in endogenous development projects amounting to one percent (1%) of profit before taxes.
OPEC
Venezuela is a founding member of the OPEC. In the past, PDVSA, under instructions from the Ministry of Energy and Mines, has adjusted its own production to ensure that Venezuela complies with production quotas set by the OPEC.
The Venezuelan government has created a policy of strict compliance with the production quotas established by OPEC. Article 6 of the Hydrocarbons Organic Law requires all persons who perform activities regulated by the Hydrocarbons Law to comply with production cuts, such as those that may be set by OPEC. Hence any production cuts may directly affect private producers, contractors, PDVSA, and mixed-ownership companies.

Exchange Controls
On February 5, 2003, the Venezuelan government introduced exchange controls. These regulations state that companies established for the purpose of developing any of the activities described in the Hydrocarbons Organic Law may maintain accounts in currency other than the currency of Venezuela in banking or similar institutions outside of Venezuela only for purposes of meeting their obligations outside Venezuela. The Central Bank of Venezuela must approve these accounts. Any other foreign currency generated by these companies must be sold to the Central Bank of Venezuela. These companies cannot acquire foreign currency from the Central Bank of Venezuela to make foreign currency payments. These same exchange controls are applicable to mixed-ownership companies.
Additional Matters
Companies operating in the hydrocarbons sector in Venezuela that meet certain income thresholds are also required to contribute a percentage of gross income to scientific, technological and research programs. Hydrocarbon companies operating as mixed-ownership companies are also required to contribute to social programs. Additionally, employers of more than 50 employees are required to contribute to social programs aimed at reducing drug trafficking and substance abuse.
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

ORGANIZATIONAL STRUCTURE
The following diagram illustrates the corporate organizational structure of PESA and its subsidiaries, as of the date of this annual report:

Petrobras Argentina (1)
Gas and Energy
Exploration & Production
Refining and Distribution
Electricity
Gas Transportation
Canadian Hunter (1) 100%
Atalaya Energy (1) 100%
Ecuadortlc (3) 100%
Petrobras Energía Colombia (4) 100%
Pesa Energia Mexico (5) 100%
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
(4) Incorporated in the Cayman Islands
(5) Incorporated in Mexico
Affiliates
Subsidiaries

In addition to the companies included in this chart, we have holding companies in Spain, Austria, Bolivia, the Cayman Islands, Bermudas and Argentina, which are not reflected in the chart. Some of our material subsidiaries and affiliates are held through such holding companies.

The following diagram illustrates the ownership structure of PESA as of the date of this annual report:
PROPERTY, PLANT AND EQUIPMENT
PESA has freehold and leasehold interests in various countries in South America, but there is no specific interest that is individually material to the Company. The majority of our property, consisting of oil and gas reserves, service stations, refineries, petrochemical plants, power plants, manufacturing facilities, power distribution systems, stock storage facilities, pipelines, oil and gas wells, and corporate office buildings, is located in Argentina. As of the date of this annual report we also have interests in crude oil and natural gas operations outside Argentina in Venezuela and Bolivia.
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
As of December 31, 2010, 2009 and 2008, we exercised joint control over the following companies:
•	CIESA, a company mainly engaged in the gas transportation business in southern of Argentina through its subsidiary, TGS.
•	Distrilec, a company engaged in the electricity distribution business in the southern area of the Federal Capital and twelve districts of the Province of Buenos Aires through EDESUR, its subsidiary.
As of December 31, 2008, we exercised joint control over PVIE, a holding company whose main asset is 99.79% of the capital stock of Petrobras Energía Perú S.A. In April 2009, we sold our 60% remaining equity interest in PVIE to a subsidiary of our controlling shareholder, Petrobras. See “Item 7. Related Party Transactions”.
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
PESA is an integrated energy company engaged in:
•	Exploration and production of oil and gas;
•	Refining and distribution;
•	Petrochemicals; and
•	Gas and energy.
Our long-term strategy is to grow as an integrated energy company in Argentina, while being a leader in profitability as well as social and environmental responsibility.

Our principal place of business has historically been Argentina, but we also conducted operations in Venezuela, Bolivia, Ecuador, Brazil, and Mexico as of December 31, 2010. Approximately 78% of our total assets, 83% of our net sales, 84% of our combined crude oil and gas production and 83% of our proved oil and gas reserves were located in Argentina as of December 31, 2010. Fluctuations in the Argentine economy and actions adopted by the Argentine government have had and will continue to have a significant effect on Argentine private sector entities, including us. See “Item Key Information—Risk Factors”.
Year to year fluctuations in our income are a result of a combination of factors, including principally:
•	The volume of crude oil, oil products and natural gas we produce and sell;
•	Changes in international prices of crude oil and oil by-products, which are denominated in U.S. dollars;
•	Fluctuations in the Argentine peso/U.S. dollar exchange rate;
•	Interest rates;
•	Changes to our capital expenditures plan;
•	Price and export controls on crude oil and oil by-products; and
•	Changes in laws or regulations affecting our operations, including tax and environmental matters.

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
a) Value of the Peso Against Foreign Currencies
As of December 31, 2010, the peso-U.S. dollar rate of exchange was Ps. 3.98 per U.S. dollar, compared to Ps. 3.80 and Ps. 3.45 per U.S. dollar as of December 31, 2009 and 2008, respectively.
Almost all of our financial debt, as well as a significant portion of the debt of our related companies, is denominated in U.S. dollars, which exposes us to exchange risk. The nature of our business, involving commodities which are sensitive to U.S. dollar price variation, together with our policy of maintaining a significant amount of investments in U.S. dollars, helps us mitigate our peso-U.S. dollar exchange rate exposure. Exchange differences arising from liabilities in foreign currency assumed to hedge the net investment in foreign entities are not directly charged to results but to the item Deferred Results within Stockholders’ Equity, to which results for conversion of operations abroad are also charged.
With the stated accounting considerations, the exchange differences determined for fiscal year 2010 a gain of Ps. 55 million, compared to losses for Ps. 70 million and Ps. 141 million, in 2009 and 2008, respectively, mainly resulting from a net monetary asset position in foreign currency as from the second quarter of 2009, mainly due to the sale of the 60% interest in PVIE (net of exchange differences from financial liabilities as described above). See “Risk Factors—Fluctuations in the value of the peso may adversely affect the Argentine economy, our financial condition and the results of operations”.
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
In 2010, 2009 and 2008, consumer price indexes increased by 10.9%, 7.7% and 7.2%, and wholesale price indexes rose 14.5%, 10.3% and 8.8%, respectively, according to INDEC. See “Risk Factors—Factors related to Argentina—Inflation may escalate and undermine economic growth in Argentina and adversely affect our financial condition and results of operations”.
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
These regulations have affected our competitiveness and results of operations. See “Risk Factors—Factors related to Argentina—Inflation may escalate and undermine economic growth in Argentina and adversely affect our financial condition and results of operations”.

a) Natural Gas
In 2007, the Argentine government and producers signed a new natural gas producers agreement with two main goals: to secure domestic supply of gas and to gradually recover prices in a number of market segments.
This agreement established domestic supply commitments for each participating producer. The agreement was approved by SE Resolution No.599/07 and adopted a schedule of defined prices, whereby prices remains unchanged for the residential sector. This is currently in effect by sector, with the residential supply commitment expiring last in 2011. During 2010, gas sales were made as follows: 26% to the residential sector, 1% to GNC market, 37% to electricity generation and 36% to industries.
In addition, the above resolution established that natural gas producers’ commitments to supply the CNG and electricity generation segments would terminate on December 31, 2009. However, the SE decided to unilaterally extend those supply commitments until April 30, 2012 for the CNG segment. Although the SE did not extend this regime in relation to the electricity generation segment, in practice the agreement is still in force.
The electricity generation segment experienced the highest increase of approximately 60% between January 1, 2007 and December 31, 2010. In the case of the residential and CNG segments, however, as of the date of this annual report, prices did not increase significantly.
In January 2007, through Resolution No. 1,886, the SE confirmed that the ability to export hydrocarbons would be subject to the satisfaction of domestic demand and that exports would have to be authorized on a case-by-case basis by the Argentine government. The SE was authorized to approve or reject export applications. These measures restricted our total volume of exported gas, preventing us from benefiting from the higher prices in the export market.
In November 2008, a trust fund was created by the Argentine government to cover natural gas imports required to secure supply of the domestic market. The resulting expenses will be borne by users of transportation and/or distribution regulated services, by gas consumers receiving gas directly from producers without using natural gas transportation or distribution systems and by natural gas processing companies. This resolution has negatively impacted our petrochemical and downstream margins by increasing our operating costs.
In August 2009, the Argentine government and natural gas producers signed an agreement which provided that natural gas producers would maintain the production level in exchange for a 30% improvement in the wellhead price of natural gas for the power plant segment. In addition, producers should receive a US$0.56/MMBtu subsidy for gas deliveries to residential users. This, however, was only received by PESA during eight months to March 2010. The authorities have since failed to recognize this subsidy.
In October 2010, through Resolution I-1410 issued by ENARGAS, the natural gas delivery method was modified, prioritizing the supply for residential and CNG segments. As a result, each distribution company was able to request volumes on a daily basis above volumes committed under the natural gas producers agreement (SE Resolution No. 599/07). This resolution had a negative impact on the natural gas business since it implies delivering a higher volume to the prioritized demand.
b) Withholding Taxes on Exports
The Public Emergency Law established withholding taxes on exports of hydrocarbons to last for five years from March 1, 2002, which was subsequently extended for five years from January 2007 pursuant to Law No. 26,217. The taxes withheld are deducted from the sales price of the exported hydrocarbons.
Effective November 2007, Resolution No. 394/07 issued by the Ministry of Economy (“Resolution No. 394/07”) provided for a new method for calculating withholding taxes on exports of crude oil and certain oil by-products. Under this new method, when the international price for crude oil exceeds US$60.90 per barrel, an incremental withholding tax rate is applied to crude oil exports, capping the price the producer receives at US$42 per barrel. When the international price for crude oil ranges between US$45 and US$60.90 per barrel, a 45% withholding tax is applied. If the international price for crude oil decreases below US$45 per barrel, the authorities are required to set new rates within 90 days. A similar withholding regime applies to exports of oil by-products such as gasoline, fuel oil and lubrication oils, with different cut-off and reference prices. This new tax regime had a negative impact on our Refining and Distribution business unit, particularly on exports of fuel oil, VGO and gasoline.
In March 2008, the Ministry of Economy issued Resolution No.127/08, amending Resolution No. 534/2006, and imposing a 100% withholding tax on natural gas exports, based upon the highest price set for natural gas under any applicable agreement for natural gas imports into Argentina. Under this resolution, taxes on natural gas exports are equal to the cost of natural gas imported into Argentina. We have negotiated new contractual terms with our foreign customers to pass along the economic effect of these increased withholdings. In addition, under Resolution No.127/08, the method for calculating withholding taxes on exports of crude oil, as explained above, is also applicable to LPG. See “Risk Factors—Factors Relating to Our Business—Export taxes on our products have negatively affected, and may continue to negatively affect, the profitability of our operations”.

c) Downstream Margins
The downstream business in Argentina has been and may continue to be subject to extensive regulatory changes that have affected the sector’s prices and profitability. These regulatory changes have had and may continue to have an adverse effect on our operational results.
Downstream margins have significantly declined since the enactment of the Public Emergency Law in January 2002. Since that time the Argentine government has actively intervened in the fuel market to secure domestic supply and limit increases in the price of gasoline and diesel oil at the retail level in the domestic market that would have otherwise resulted from: (i) higher costs due to increases in international and domestic crude oil prices, (ii) the peso devaluation, (iii) domestic inflation and (iv) higher costs resulting from the obligation to add biofuels to standard fuels.
During the 2007 — 2010 periods, some flexibility was reintroduced to the domestic market that allowed gradual increases in fuel prices, which facilitated a partial recovery in our margins. In March 2008, the Argentine government announced that beginning in April 2008, domestic fuel prices would be adjusted taking into account a target inflation rate. We have not received any assurance from the government, and can provide you with no assurance, that the price adjustments will match real inflation rates or on how long this measure will remain in force. In August 2010, under Resolution No. 295/10 oil prices in the domestic market reverted back to prices as of July 31, 2010. However, in December 2010 this rule was repealed by Resolution No. 543/10 issued by the Secretary of Domestic Trade. Subsequently, Resolution No. 13/11 reverting oil prices to January 28, 2011 levels was published on February 2, 2011, which was also repealed by Resolution No. 46/11 issued by the Secretary of Domestic Trade in March 2011.
Since November 2007, upon approval of Resolution No. 394/07, our downstream business margin has declined significantly, as the new withholding taxes on exports were significantly higher than those previously in place, with the greatest impact on fuel oil, VGO and gasoline exports. In addition, the Argentine government imposed new requirements for oil and fuel exports, which led to greater delays and restrictions in the processing of export permits.
Business margins were also affected by Resolution No. 25/2006 of the Secretary of Domestic Trade, which required refining companies to fully satisfy domestic demand for diesel oil. In 2006, 2007 and 2008, demand grew, but Argentine refineries were unable to significantly increase production levels as they were operating at levels close to their maximum installed capacity. We imported 202,000 cubic meters of diesel oil in 2008, compared to 208,000 cubic meters in 2007. Considering the gap between import and retail diesel oil prices, we recognized losses of Ps. 151 million and Ps. 106 million in 2008 and 2007, respectively.
Early in 2008, under Resolution No. 121/2008 of the Ministry of Federal Planning, we were able to import diesel oil at domestic market prices under the PET, which provided that the Argentine government would be responsible for the difference between domestic market prices and international prices. This significantly mitigated our losses incurred as a result of the implementation of Resolution No. 25/2006. In the future, subject to our plants’ production capacity and market growth levels, we could be required to continue importing diesel oil under Resolution No. 25/2006, with a probable adverse effect on our results, as we do not have any assurance that the government will bear the losses derived from diesel oil imports in the future, as it did while Resolution No. 121/2008 was effective.
Under Law No. 26,074/2006, diesel oil imports and sales in the domestic market of volumes imported during 2006 and 2007 were exempted from tax on liquid fuels and natural gas and from tax on diesel oil and other taxes. The SE issued several resolutions proposing hydrocarbon market operators to participate in this regime. Nevertheless, during the second semester of 2010 tax-exempt diesel oil import quotas ran out, which obliged us to do non-exempt imports of approximately 41,000 cubic meters with a negative impact on business margins.
d) Electricity Generation
With the enactment of the Public Emergency Law, the Argentine government implemented the pesification of dollar-denominated prices in the MEM, and set a cap on prices that could be charged for gas used in electric power generation. As a result of this regulation, electricity prices failed to reflect total generation costs. This discrepancy led to the gradual depletion of the Stabilization Fund (Fondo de Estabilización), causing an increasing deficit, which in turn prevented CAMMESA from normally settling accounts with market agents.

In an effort to reduce the Stabilization Fund deficit, the Argentine government initially made contributions to the fund and reinstated seasonal adjustments, recognizing some of the increased costs resulting from the recovery of natural gas prices in the determination of wholesale spot prices. Subsequently, the SE encouraged MEM creditors to participate in investments in electric power generation in order to increase the available supply of electric power generation in Argentina. For this purpose, two investment funds were organized, FONINVEMEM I and II. The financing of FONINVEMEM I and II was made through the contribution of 65% and 50% of the credit balances recorded in 2004-2006 and in 2007, respectively, resulting from the spread between the selling price of energy and the variable generation cost in the spot market. The total contribution by all wholesale electric market private creditors is estimated at US$530 million for all periods, of which PESA contributed US$55 million, dedicating US$39 million to FONINVEMEM I and US$16 million to FONINVEMEM II.
On October 17, 2005, under the terms of Resolution No. 1,193 issued by the SE, PESA and other MEM creditors formally announced their decision to manage the construction, operation and maintenance of two power plants of at least 800 MW each, the Termoeléctrica Manuel Belgrano and Termoeléctrica José de San Martín plants. Construction costs of both plants are estimated at approximately US$1.3 billion and are to be funded with the contributions to FONINVEMEM I and II, with an additional charge imposed on consumers and with contributions from the Argentine government.
The gas turbines of Termoeléctrica Manuel Belgrano and Termoeléctrica José de San Martín power plants were operating in open cycle mode as of December 31, 2009 and in combined cycle as from the first quarter of 2010.
In order to restore the regular operation of the MEM as a competitive market that provides sufficient supply, in December 2004, the SE committed to approving successive seasonal price increases to values that would cover at least total monomic costs by November 2006. This commitment has not been carried out in practice. In November 2008, partial adjustments to seasonal prices were approved, applicable to the period between November 2008 and April 2009, but the adjusted prices still failed to cover the costs incurred by the generation system.
When the additional capacity contributed by FONINVEMEM is brought into the system, it is anticipated that the electricity market will return to more competitive market conditions and will have adequate supply. Once this happens, the SE plans to compensate energy producers at the marginal cost of electricity produced, as established in the spot market, and for capacities and at values in U.S. dollars as existed prior to the Public Emergency Law. As of the date of this annual report, maximum spot prices set under Resolution 406/2003 at 120 Ps./MWh are still in force.
In 2008, as a consequence of the increasing deficit in the Stabilization Fund, CAMMESA’s debt with generation agents, including us, gradually increased. Therefore, generation companies only received payment from CAMMESA for variable production costs and for power and services such as the primary frequency response system, but not for the margin (between the spot price and the variable production cost) on sales to the spot market. For the purpose of remedying this situation and securing generation supply, the SE issued Resolution 724/08 aimed at improving the collection priority of generation companies. Under this resolution, generation companies were able to submit projects for the expansion of the lifespam and/or generation capacity of their units for the purpose of ensuring priority in the collection of credit balances owed by CAMMESA.
As of December 31, 2009, the funds contributed by the Company to FONINVEMEM II had been fully recovered through investment in additional electricity generation projects under SE Resolution No. 564/2007, whereby the Company built Genelba Plus, a 165 MW thermoelectric plant close to the existing Genelba power plant. In addition, as of December 31, 2010, PESA had an outstanding credit owed to it by CAMMESA totaling Ps. 295 million for electricity generated by it and sold to the spot market.
During 2010, several resolutions were approved to improve the operating margins of electricity generators. Under SE Notes No.6,169 and 6,866 CAMMESA was instructed to accept assignment as from May 1, 2010 of gas and transportation agreements by electric power generators, to centralize and optimize delivery of natural gas to the electricity generation sector. In exchange, a gross margin is accrued to electricity generators as if generation were performed with natural gas, regardless of the fuel used. Resolution No. 7,548 applicable to energy sold pursuant to the Energy Plus Program was subsequently published and pursues the same objective.
On November 25, 2010, an agreement was entered into between generators and the SE to start readjustment of the MEM and comply with Resolution No.1,427/2004. Pursuant to this agreement, generators expect to start receiving a higher fee for the monthly generation capacity availability, regardless of the actual dispatches to the SIN. In addition, higher operation and maintenance costs will be recognized according to fuel used for generation. Generators, in turn, undertook to continue with their maintenance investment plans and to make investments with the proceeds from sales which generated the credit with CAMMESA before mentioned.

e) Regulation of Utilities
The Public Emergency Law pesified tariffs for public utility services at a Ps. 1=US$1 parity and prohibited the increase of these tariffs based on indexation factors. In addition, the Argentine government was authorized to renegotiate the terms of contracts relating to the provision of public utility services, taking into account the following criteria: (i) the impact of tariffs on economic competitiveness and on income distribution; (ii) the quality of services to be provided and/or the capital expenditure programs provided for in the contracts; (iii) the interest of customers and accessibility to services; (iv) the safety of the system; and (v) the companies’ profitability.
In February 2002, the Ministry of Economy was authorized to renegotiate contracts with public utility companies. In July 2003, the UNIREN was created under the joint jurisdiction of the Ministry of Economy and the Ministry of Federal Planning. UNIREN’s mission is, among other purposes, to provide assistance in the utilities renegotiation process, execute comprehensive or partial agreements with utility companies and submit regulatory projects related to transitory price and rate adjustments.
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
In March 2006, we, through our related companies in Venezuela, signed memoranda of understanding (“MOU”) with PDVSA and the CVP in order to effect the migration of our four pre-existing operating agreements. As a result, all our operating service agreements were converted to mixed-ownership companies in which the Venezuelan government, through CVP, holds at least 60% of the share capital and private companies hold the remaining.
In view of the new contractual framework, as of December 31, 2005, we recognized impairment charges of Ps. 424 million to adjust the book value of our assets in Venezuela to their estimated recoverable value.
Additionally, CVP recognized a divisible and transferable credit in favor of PESA in the amount of US$88.5 million, which does not accrue interest, but could be applied toward acquisition bonds for any new mixed-ownership company project for oil exploration and production activities, or licenses for gas exploration and production operations in Venezuela. Once the milestones required for recognition of the credit by PDVSA were reached, as of December 31, 2006, we recorded the credit at its estimated recoverable value of Ps. 180 million. As of December 31, 2007, since no projects for which the aforementioned credit was eligible for investment had materialized, our efforts to transfer the credit to third parties had been unsuccessful and alternative uses of the credit could not be anticipated, we recorded a writedown to reflect carrying value of such credit to zero.
As of December 31, 2010 the book value of our direct and indirect interest in Venezuelan mixed-ownership companies, net of impairment charges, is Ps. 2.5 billion. The recoverability of these investments is highly sensitive to crude oil price volatility, to economic, social and regulatory changes in Venezuela and, particularly, to the decisions made by management of the mixed-ownership companies. Decreases in crude oil prices, fluctuations in economic conditions, the adoption of more restrictive measures by the Venezuelan government, and decisions by mixed- ownership companies to limit the development of reserves could adversely affect the valuation of the recoverability of our investment in these companies and, consequently, our income. As a result of the aforementioned variables, in the years ended December 31, 2010, 2009 and 2008, we recorded writedowns of Ps. 212 million (which includes a loss of Ps. 208 million related to our equity in earnings of affiliates), Ps. 281 million and Ps. 154 million, respectively, related to our assets in Venezuela.

See “Item 4. Oil and Gas Exploration and Production—Production—Production Outside of Argentina—Venezuela”, and “Item 3. Risk Factors—Factors Relating to Our Business—Our activities may be adversely affected by events in countries in which we do business”.
4) Commodities Prices
Our results of operations and cash flows are exposed to risks related to the volatility of international prices, mainly crude oil and oil by-product prices.
International prices for crude oil have fluctuated significantly over the last ten years. Changes in crude oil prices typically result in changes in the price for oil by-products.
During 2010, the Argentine and global economies consolidated the recovery that started in the second half of 2009. Emerging countries reported record-breaking growth rates and the United States showed a significant improvement in all indicators except for those related to employment and real estate. Commodities prices consolidated also recovered, with agricultural commodities and metals leading this trend. The volatility in the price of WTI declined compared to 2009. Closing price for the year 2010 was US$91.4 per barrel. The WTI average price for the year was US$79.4 per barrel, compared to an average of US$62.0 per barrel and US$99.6 per barrel in 2009 and 2008, respectively.
5) Oil and Gas Production in Argentina
Oil and gas reserves in Argentina have followed a downward trend in recent years. According to official data from the SE, proved oil and gas reserves dropped by 24% in the period from 2004 to 2009. In 2010, oil production averaged 609,000 barrels per day, accounting for a 2% drop compared to the same period of 2009. Gas production declined over 3% to 130 million cubic meters per day. Oil and gas production activities in Argentina are mainly developed in mature fields undergoing secondary recovery operations, which are capital intensive projects.
In this context, our oil and gas reserves in Argentina, net of additions, declined 12% in 2010 and 13% in 2009. Our production dropped 8% in 2010, after having increased by 6% in 2009.
The Company’s business plan provides for major exploratory investments in Argentina, including both offshore and onshore projects.
6) Operations in Ecuador
As from 2006 the Ecuadorian Government introduced sweeping tax and regulatory reforms in the hydrocarbon sector which resulted in significant changes to the terms and conditions set forth at the time of execution of the participation agreements.
a) Amendment agreements and amendment of the Hydrocarbon Law
On October 31, 2008, EcuadorTLC S.A., Teikoku Oil Ecuador (a subsidiary of Teikoku) and Petroecuador, among others, executed amendment agreements, which, among other things, set the rules for the operation of Block 18 for one year, subsequently extended to October 2010.
On July 26, 2010, the Ecuadorian Hydrocarbon Law was amended. Such amendment provided, among other things, the migration to a new contractual modality by November 24, 2010, which we decided not to accept. Consequently, on November 25, 2010, the Hydrocarbon Secretary notified EcuadorTLC the termination of the participation agreements and instructed Petroamazonas EP to implement the operational transition process.
On March 18, 2011, the Ecuadorian Hydrocarbon Secretary issued official notice No. 626 to inform us that it was analyzing and structuring a new regulatory framework to determine the settlement price for the agreements. On April 11, 2011, we filed an answer to the official notice and rejected the terms thereof claiming that they do not comply with the procedure to determine the settlement price established in the amendment agreements by the parties concerned, which procedure may not be unilaterally modified. In this respect, we informed the Ecuadorian Hydrocarbon Secretary that we will continue to apply the procedure provided for in the agreements.

As of the date of this annual report, we maintain a credit for approximately US$103 million for this transaction, on which, considering the uncertainties involved, we have recognized an impairment charge of approximately US$50 million for 2011. This impairment charge should not be deemed as a waiver of our rights to receive the compensation provided for in the amendment agreements.
As of the date of this annual report, we continue to pursue an agreement with the Ecuadorian government regarding payment of said compensation under the amendment agreements.
b) Teikoku Oil Co. Ltd. Agreement
On January 11, 2007, the Ecuadorian Ministry of Energy and Mines approved a preliminary agreement entered into with Teikoku in January 2005, whereby we assigned to Teikoku 40% of our rights and obligations under the Block 18 participation agreement. On October 24, 2008, Petroecuador admitted Teikoku Oil Ecuador, a subsidiary of Teikoku, as partner in the Block 18 agreements and the assignment agreement was registered with the Dirección Nacional de Hidrocarburos (National Hydrocarbons Board) on October 27, 2008. During the year ended December 31, 2008 we recognized a loss of Ps. 28 million in connection with this transaction.
c) Block 31
On December 31, 2008, PESA and Petroecuador signed a termination agreement in connection with the Block 31 participation agreement, providing for the reversion of which Block 31 to the Ecuadorian government. As of December 31, 2008 we recorded a Ps. 31 million loss in connection with the termination agreement.
d) Crude Oil Transportation Agreement With Oleoducto de Crudos Pesados Ltd. (OCP)
The Company is a party to an agreement with OCP, whereby we acquired an oil transportation capacity of 80,000 barrels per day for a 15-year term, starting November 10, 2003. Under the “ship or pay” clause of our transportation agreement, we must fulfill our contractual obligations for the aggregate oil volume committed, although no crude oil is transported, and pay, as well as all other producers, a fee covering OCP’s operating costs and financial services.
We are entitled to sell transportation capacity through the OCP to mitigate the negative effect resulting from the excess capacity contracted. We periodically negotiate the sale of committed transportation capacity. On December 31, 2008, we signed an agreement with Petroecuador concerning the use of the oil transportation capacity committed under our agreement with OCP. Under this agreement, the Ecuadorian government has undertaken a commitment, beginning January 1, 2009, to transport its crude oil, at a negotiated rate, under our transportation commitment with OCP, up to a maximum of 70,000 barrels per day. During 2010, Petroecuador transported an average of 49,634 barrels per day.
Lastly, 40% of our net contractual obligation under the agreement with OCP was assumed by Teikoku Oil Ecuador, according to the terms of our assignment agreement with Teikoku Oil Ecuador in respect of 40% of Block 18 and Palo Azul field in October 2008.
In connection with the abovementioned commitments, as of December 31, 2010, we recognized liabilities on the net transportation capacity committed under the agreement entered into with OCP for a total amount of approximately US$86 million.
In order to guarantee compliance with our financial commitments related to the “Ship or Pay” transportation agreement and OCP’s related business obligations, we issued letters of credit. These letters of credit, with maturity date of December 2018, are required to remain effective until the above-mentioned commitments expire. As of December 31, 2010 we had outstanding letters of credit for a total amount of approximately US$85 million. As the letters of credit expire, we will be required to renew or replace them. Otherwise, the amounts due to OCP must be deposited in cash.
7) Sale of Petrobras Argentina’s Interest in Petrobras de Valores Internacional de España S.L. (PVIE)
In December 2007, we sold 40% of our equity interest in PVIE, a holding company whose main asset through its 99.79% interest in Petrobras Energía Perú S.A.’s capital stock is Lote X to PIB BV.

The agreed sale price was US$423.3 million and also includes an earn-out payment in our favor that reflects the market value of the “Kinteroni Prospect” or, alternatively, the non-participation of buyer and the respective compensation. Such earn out, to be defined by the parties, results from the gas and condensate discovery made at Kinteroni Prospect in Lote 57 in January 2008. We estimate to conclude the negotiations during 2011. For more information on the risks involved with this project as well as other details regarding the above mentioned operation, see “Item 3. Risk Factors—Factors Relating to Our Business—Our activities may be adversely affected by events in countries in which we do business” and “Risk Factors—Factors Relating to Our Business—Our crude oil and natural gas reserve estimates involve some degree of uncertainty and may prove to be incorrect over time” and “Item 7. Related Party Transactions”.
In April 2009, we sold our 60% remaining equity interest in PVIE to PIB BV, for total consideration of US$619.4 million. As a result of this transaction, we recognized income before income tax of Ps. 1.6 billion.
The assignment of our interest in PVIE enabled us to optimize our asset portfolio, adjusting exploratory investments to amounts in line with our business plan.
8) Changes in Our Oil and Gas Exploration and Production Portfolio
In addition to the sales of our interests in PVIE and in Block 18 (40% interest sold to Teikoku Oil Ecuador), the return of Block 31 to the Ecuadorian government and the termination of the Block 18 and Palo Azul participation agreements, in which we had a remaining 30% interest (in each case as described above), the following changes have occurred in our portfolio:
a) In September 2008, upon approval by the regulatory authorities, we acquired from ConocoPhillips a 25.67% and 52.37% interest in Sierra Chata and Parva Negra, respectively. We paid US$77.6 million for these interests, plus adjustments, mainly resulting from variations in working capital as of the date the agreement became effective.
b) In March 2008, upon approval by the regulatory authorities, we acquired a 13.72% interest in the El Tordillo and La Tapera — Puesto Quiroga areas for US$117.5 million.
c) During the second quarter of 2010, we returned the Tibú field, located in the Catatumbo basin in Colombia.
9) Sale of the Fertilizers Business
In November 2009 we approved the sale of our fertilizers business to Bunge Argentina S.A. The transaction was consummated in January 2010.
10) Tax Benefits Regarding Innova Operations — FUNDOPEM
As of December 31, 2010, we enjoyed a tax benefit, through Innova’s operations in Brazil, under an incentive program granted by the Rio Grande do Sul State for companies located in that state called FUNDOPEM. The benefit consists of a 60% reduction of the ICMS (interstate tax on goods and services).
On account of the construction and start-up of the new ethylbenzene plant, the FUNDOPEM benefit was extended until 2015. Under this program, we recorded Ps. 81 million, Ps. 66 million and Ps. 80 million gains in 2010, 2009 and 2008, respectively.
On March 31, 2011, we agreed to sell our interest in Innova to Petrobras.

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
	With proportional consolidation			For the year ended December 31,
	For the year ended December 31,			(Unaudited)
	2010	2009	2008	2010	2009	2008
	(millions of pesos)
Net sales	14,442	11,972	15,175	12,652	10,217	13,577
Cost of sales	(10,806)	(8,858)	(11,000)	(9,535)	(7,714)	(9,915)

Gross Profit	3,636	3,114	4,175	3,117	2,503	3,662
Administrative and selling expenses	(1,746)	(1,668)	(1,758)	(1,488)	(1,432)	(1,558)
Exploration expenses	(190)	(336)	(238)	(190)	(336)	(238)
Other operating expenses, net	(258)	(192)	(231)	(177)	(159)	(198)

Operating income	1,442	918	1,948	1,262	576	1,668

Equity in earnings of affiliates	156	210	305	120	198	311
Financial expenses and holding losses, net	(401)	(701)	(782)	(232)	(499)	(618)
Other (expenses) income, net	(357)	1,288	(117)	(357)	1,304	(173)

Income before income tax and minority interest in subsidiaries	840	1,715	1,354	793	1,579	1,188

Income tax provision	(201)	(726)	(508)	(177)	(653)	(418)

Minority interest in subsidiaries	(29)	(64)	(70)	(6)	(1)	6

Net income	610	925	776	610	925	776

The following tables set out net sales, gross profit and operating income for each of our business segments for the years ended December 31, 2010, 2009 and 2008, including proportional consolidation, which is required by Argentine general accounting standards, but excluding the proportional consolidation of CIESA and Distrilec. Our management analyzes our results and financial condition separately from the results and financial conditions of these companies, as we believe financial information excluding their proportional consolidation is useful to investors in evaluating our financial condition and results of operations. See “ — Proportional Consolidation and Presentation of Discussion” and “ — Reconciliation Tables”. Net sales eliminations relate to intersegment sales. Gross profit eliminations relate to adjustments related to intersegment sales and costs associated with such sales. Intersegment transactions are made at market prices.
The business segment year-to-year comparisons that follow the table include intersegment sales.

	For the year ended December 31,
With Proportional Consolidation	2010	2009	2008
	(in millions of pesos)
Net sales (1)

Oil and Gas Exploration and Production	3,661	3,317	4,740
Refining and Distribution	7,345	5,628	6,942
Petrochemicals	3,506	2,928	3,475
Gas and Energy (2)	3,716	3,274	2,993
Corporate and Eliminations (3)	(3,786)	(3,175)	(2,975)

Total	14,442	11,972	15,175

Gross Profit (loss) (4)

Oil and Gas Exploration and Production	1,254	1,029	2,262
Refining and Distribution	781	509	293
Petrochemicals	700	576	713
Gas and Energy (2)	928	957	885
Corporate and Eliminations (3)	(27)	43	22

Total	3,636	3,114	4,175

Operating Income (loss)

Oil and Gas Exploration and Production	704	329	1,580
Refining and Distribution	251	57	(171)
Petrochemicals	333	262	339
Gas and Energy (2)	570	639	620
Corporate and Eliminations (3)	(416)	(369)	(420)

Total	1,442	918	1,948

(1)
Royalties with respect to the oil and gas business in Argentina and Perú (in the case of the latter, only until April 2009) are accounted for as a cost on production and are not deducted in determining net sales.

(2)	This segment includes Electricity and Gas Transportation.

(3)	Eliminations correspond to sales between our business units and their associated costs.

(4)	Net sales less cost of sales.

	For the year ended December 31,
Without Proportional Consolidation (Unaudited)	2010	2009	2008
	(in millions of pesos)

Net Sales (1)

Oil and Gas Exploration and Production	3,661	3,317	4,740
Refining and Distribution	7,345	5,628	6,942
Petrochemicals	3,506	2,928	3,475
Gas and Energy (2)	1,926	1,519	1,395
Corporate and Eliminations (3)	(3,786)	(3,175)	(2,975)

Total	12,652	10,217	13,577

Gross Profit (loss) (4)

Oil and Gas Exploration and Production	1,254	1,029	2,262
Refining and Distribution	781	509	293
Petrochemicals	700	576	713
Gas and Energy (2)	409	346	372
Corporate and Eliminations (3)	(27)	43	22

Total	3,117	2,503	3,662

Operating Income (loss)

Oil and Gas Exploration and Production	704	329	1,580
Refining and Distribution	251	57	(171)
Petrochemicals	333	262	339
Gas and Energy (2)	390	297	340
Corporate and Eliminations (3)	(416)	(369)	(420)

Total	1,262	576	1,668

(1)
Royalties with respect to the oil and gas business in Argentina and Peru (in the case of the latter, only until April 2009) are accounted for as a cost on production and are not deducted in determining net sales.

(2)	This segment includes Electricity and Gas Transportation.

(3)	Eliminations correspond to sales between our business units and their associated costs.

(4)	Net sales less cost of sales.

YEAR ENDED DECEMBER 31, 2010 COMPARED TO YEAR ENDED DECEMBER 31, 2009
Net income: net income for 2010 fiscal year decreased by Ps. 315 million, (or 34.1%), to Ps. 610 million from Ps. 925 million in 2009. Net income for 2009, however, included an after tax non-recurring gain of approximately Ps. 840 million, on the sale of the 60% interest in PVIE in April 2009. Excluding the effect of the above mentioned sale, net income for 2010 fiscal year accounts for a Ps. 525 million year on year improvement.
Net sales: net sales for 2010 fiscal year increased by Ps. 2.5 billion, (or 20.6%), to Ps. 14.4 billion from Ps. 12.0 billion in 2009. Net sales for 2010 include Ps. 749 million and Ps. 1.1 billion attributable to our share of the net sales of CIESA and Distrilec, respectively, net of intercompany sales of Ps. 55 million. Net sales for 2009 include Ps. 747 million and Ps. 1.1 billion attributable to our share of the net sales of CIESA and Distrilec, respectively, net of intercompany sales of Ps. 61 million.
Excluding the proportional consolidation of CIESA and Distrilec, net sales increased by Ps. 2.4 billion, (or 23.8%), to Ps. 12.7 billion from Ps. 10.2 billion in 2009. This increase basically derives from increases of Ps. 1.7 billion, Ps. 578 million, Ps. 407 million and Ps. 344 million in sales by the refining and distribution, petrochemicals, gas and energy and oil and gas exploration and production business segments, respectively. Intercompany sales totaled Ps. 3.8 billion in 2010 and Ps. 3.2 billion in 2009. Most of these sales were attributable to the oil and gas exploration and production, refining and distribution and gas and energy business segments.
Gross profit: gross profit for 2010 fiscal year increased by Ps. 522 million, (or 16.8%), to Ps. 3.7 billion from Ps. 3.1 billion. Gross profit for 2010 includes Ps. 323 million and Ps. 196 million attributable to our share of the gross profit of CIESA and Distrilec, respectively. Gross profit for 2009 includes Ps. 342 million and Ps. 269 million attributable to our share of the gross profit of CIESA and Distrilec, respectively.
Excluding the proportional consolidation of CIESA and Distrilec, gross profit for 2010 increased by Ps. 614 million, or 24.5%, to Ps. 3.1 billion from Ps. 2.5 billion. This improvement resulted mainly from an increase in gross profit from the refining and distribution (Ps. 272 million), oil and gas exploration and production (Ps. 225 million), petrochemicals (Ps. 124 million) and gas and energy (Ps. 63 million) business segments.
Administrative and selling expenses: administrative and selling expenses for 2010 fiscal year increased by Ps. 78 million, (or 4.7%), to Ps. 1.7 billion from Ps. 1.7 billion in 2009. Administrative and selling expenses for 2010 include Ps. 63 million and Ps. 195 million attributable to our share of the administrative and selling expenses of CIESA and Distrilec, respectively. Administrative and selling expenses for 2009 include Ps. 57 million and Ps. 179 million attributable to our share of the administrative and selling expenses of CIESA and Distrilec, respectively.
Excluding the proportional consolidation of CIESA and Distrilec, administrative and selling expenses rose Ps. 56 million (or 3.9%), to Ps. 1.5 billion from Ps. 1.4 billion in 2009, mainly as a result of increases in administrative and selling expenses of each of the refining and distribution, oil and gas exploration and production and petrochemicals business segments, which were partially offset by a decrease in such expenses in our corporate segment.
Exploration expenses: exploration expenses for 2010 fiscal year decreased by Ps. 146 million (or 43.5%) during 2010, to Ps. 190 million from Ps. 336 million in 2009. See “Oil and Gas Exploration and Production”.
Other operating expenses, net: other operating expenses, net for 2010 fiscal year totalled Ps. 258 million and Ps. 192 million in 2010 and 2009, respectively. Other operating expenses, net for 2010 include losses of Ps. 62 million and Ps. 19 million attributable to our share of other operating expenses, net of CIESA and Distrilec, respectively. Other operating expenses, net for 2009 include Ps. 14 million and Ps. 19 million attributable to our share of other operating expenses, net of CIESA and Distrilec, respectively.
Excluding the proportional consolidation of CIESA and Distrilec, other operating expenses, net totalled of Ps. 177 million and Ps. 159 million during 2010 and 2009, respectively, mainly attributable to reduced gains reported by our petrochemicals business segment.
Operating income: operating income for 2010 fiscal year increased by Ps. 524 million, (or 57.1%) during 2010, to Ps. 1.4 billion from Ps. 918 million. Operating income for 2010 includes a gain of Ps. 198 million and a loss of Ps. 18 million attributable to our share of the operating income of CIESA and Distrilec. Operating income for 2009 includes gains of Ps. 271 million and Ps. 71 million attributable to our share of the operating income of CIESA and Distrilec.
Excluding the proportional consolidation of CIESA and Distrilec, operating income increased by Ps. 686 million (or 119.1%), to Ps. 1.3 billion from Ps. 576 million in 2009. This increase was mainly attributable to improvements in the operating income of each of the oil and gas exploration and production, refining and distribution, gas and energy and petrochemicals business segments, by Ps. 375 million, Ps. 194 million, Ps. 93 million and Ps. 71 million, respectively during 2010.

Equity in earnings of affiliates: equity in earnings of affiliates for fiscal year 2010 decreased by Ps. 54 million (or 25.7%), to Ps. 156 million from Ps. 210 million in 2009. Excluding the proportional consolidation of CIESA and Distrilec, equity in earnings of affiliates decreased by Ps. 78 million (or 39.4%), to Ps. 120 million from Ps. 198 million in 2009. See “Analysis of Equity in Earnings of Affiliates”.
Financial expenses and holding losses: financial expenses and holding losses for fiscal year 2010 decreased by Ps. 300 million, (or 42.8%) to Ps. 401 million from Ps. 701 million in 2009. Financial expenses and holding losses for 2010 include financial expenses of Ps. 152 million and Ps. 17 million attributable to our share of the financial expenses and holding losses of CIESA and Distrilec, respectively. Financial expenses and holding losses for 2009 include financial expenses of Ps. 187 million and Ps. 15 million attributable to our share of the financial expenses and holding losses of CIESA and Distrilec, respectively.
Excluding the proportional consolidation of CIESA and Distrilec, financial expenses and holding losses decreased by Ps. 267 million, (or 53.5%) during 2010, to Ps. 232 million from Ps. 499 million. This decline was mainly due to:
• a Ps. 142 million reduction in net interest expense from Ps. 400 million in 2009 to Ps. 258 million in 2010, attributable to a 24% reduction in average indebtedness.
• a Ps. 125 million increase in exchange differences, with Ps. 55 million gain on exchange differences in 2010, compared to a Ps. 70 million loss in 2009, mainly attributable to a net monetary asset position in foreign currency as from the second quarter of 2009, mainly due to the sale of the 60% interest in PVIE (net of exchange differences from financial liabilities. See “Factors affecting our consolidated results of operations—1) Argentine Economic Situation—a) Value of the Peso Against Foreign Currencies”.).
• a Ps. 120 million increase in gains from holding of inventories, with a Ps. 40 million gain in 2010 compared to a Ps. 80 million loss in 2009 that resulted from the decline in oil and oil related product prices, mainly petrochemicals.
• a Ps. 47 million gain in 2009 resulting from reappraisal of the net realizable value of property, plant and equipment held for sale in connection with the fertilizer business.
Other income (expense), net: other expense, net resulted in a loss of Ps. 357 million in 2010, compared to a gain of Ps. 1.3 billion in 2009. Other income (expense), net for 2009 includes losses of Ps. 1 million and Ps. 15 million attributable to our share of other expense, net of CIESA and Distrilec, respectively.
Excluding the proportional consolidation of CIESA and Distrilec, other expense, net accounted for a loss of Ps. 357 million in 2010, compared to a gain of Ps. 1.3 billion in 2009.
Other income (expense), net for 2010 mainly reflects:
• a Ps. 212 million impairment charge on our Venezuelan assets (which includes a loss of Ps. 208 million related to our equity in earnings of affiliates)
• a Ps. 209 million impairment charge on certain of our assets in Argentina and
• a Ps. 34 million gain from the sale of our fertilizers business.
Other income (expense), net for 2009 mainly reflects:
• a Ps. 1.6 billion gain from the sale of a 60% interest in PVIE and
• a Ps. 281 million loss from impairment charge on assets in Venezuela.
Income tax: we incurred income tax charges for 2010 and 2009 of Ps. 201 million and Ps. 726 million, respectively. The income tax for 2010 includes a Ps. 33 million loss and a Ps. 9 million gain attributable to our share of the income tax of CIESA and Distrilec, respectively. The income tax for 2009 reflects Ps. 56 million and Ps. 17 million losses attributable to our share of the income tax of CIESA and Distrilec.
Excluding the proportional consolidation of CIESA and Distrilec, we incurred income tax charges of Ps. 177 million and Ps. 653 million in 2010 and 2009, respectively. Reduced tax charges for 2010 attributable to the tax profit arising from the sale of interest in PVIE in 2009 were not recurrent. In 2010 we incurred greater tax charges attributable to operating results.

ANALYSIS OF OPERATING RESULTS BY BUSINESS SEGMENT
Oil and Gas Exploration and Production
Operating income: operating income for the oil and gas exploration and production business segment in 2010 increased by Ps. 375 million (or 114%), to Ps. 704 million, from Ps. 329 million in 2009.
Net sales: net sales for this business segment increased by Ps. 344 million, (or 10.4%), to Ps. 3.6 billion in 2010, from Ps. 3.3 billion in 2009, mainly due to improved operations in Argentina.
Increased sales in 2010 are the result of a 23% increase in average sales prices, partially offset by a 10% decline in sales volumes, in line with the 10.4% drop in production levels, mainly attributable to a decline in oil and gas production in Argentina. The decline in production levels also derives, to a lesser extent, from divestment of a 60% interest in Lote X in Peru in April 2009 and the remaining 30% in Block 18 and Palo Azul Unified Field, in Ecuador, by the end of November 2010.
Argentina
Net sales in Argentina grew Ps. 496 million (or 17.9%), to Ps. 3.3 billion in 2010 from Ps. 2.8 billion in 2009, primarily as a result of a 26.1% increase in average sales prices, partially offset by a 6.5% decline in total combined daily sales volumes of oil and gas, averaging 83,300 barrels of oil equivalent per day. Average daily production volumes totaled 83,800 barrels of oil equivalent, accounting for a 7.5% decline when compared to 2009.
Crude oil sales rose Ps. 507 million, (or 24%), to Ps. 2.6 billion in 2010, from Ps. 2.1 billion in 2009, mainly due to a 26.8% increase in average sales prices to Ps. 190.3 per barrel from Ps. 150 per barrel, partially offset by a 2.2% drop in sales volumes. The improvement in average sales prices basically results from the partial recovery in domestic prices. The drop in daily sales volumes to 37,700 barrels from 38,700 barrels was attributable to a 5% decline in production levels to 38,200 barrels from 40,300 barrels, mainly resulting from the natural decline of mature fields.
Gas sales decreased by Ps. 15 million (or 2.4%), to Ps. 623 million in 2010, from Ps. 638 million in 2009, basically due to a 9.8% decline in average sales volumes, partially offset by an 8.3% increase in sales prices. Daily gas sales volumes dropped to 273.6 million cubic feet during 2010, from 304 million cubic feet during 2009, in line with the 9% decline in production levels mainly as a result of logistic problems caused by events at a third party’s gas treatment plant. Production volumes also declined, although to a lesser extent, as a result of the natural decline in mature fields, partially offset by an increase in production attributable to workover works and drilling campaigns in 2009 and 2010.
The average sales price increased to Ps. 6.2 per million cubic feet for 2010 from Ps. 5.7 per million cubic feet for 2009, mainly due to a greater demand from higher price segments such as electricity generation facilities and industries.
Outside Argentina
Oil and gas sales outside Argentina dropped by Ps. 152 million (or 27.9%), to Ps. 392 million during 2010, from Ps. 544 million during 2009, mainly due to a 45.7% decline in sales volumes basically attributable to divestments in Peru and, to a lesser extent, in Ecuador, partially offset by an increase in the average sales price of oil equivalent, driven by rising international reference prices.
Net sales for 2010 and 2009 include Ps. 33 million and Ps. 34 million, primarily attributable to operations in Mexico and Colombia.
The following is a description of net sales in the main countries where the Company operates outside Argentina:
• Ecuador
Oil sales dropped by Ps. 33 million (or 12%), to Ps. 243 million in 2010 from Ps. 276 million in 2009, as a result of a decline in sales volumes, partially offset by an improvement in average sales prices.
Average daily oil sales volumes dropped 34.5% (to 2,400 barrels) in 2010 from 3,700 barrels in 2009. As a result of the above mentioned divestment, 2010 results includes operations until November.

Average sales prices rose by 34.7% during 2010 to Ps. 275.8 per barrel from Ps. 204.7 per barrel during 2009, in line with the recovery in international reference prices.
• Bolivia
Oil and gas sales increased by Ps. 5 million (or 4.5%), to Ps. 116 million in 2010 from Ps. 111 million in 2009, mainly due to a 27% increase in sales prices, as a consequence of the increase in the price set for gas exports to Brazil, partially offset by a 17.7% decline in sales volumes resulting from a production shrinkage of 16.4%.
Gross profit: gross profit for the oil and gas exploration and production business segment increased by Ps. 225 million (or 21.9%), to Ps. 1.3 billion in 2010 from Ps. 1.0 billion. Gross margin on sales was 34.3% and 31% in 2010 and 2009, respectively. The rise in gross profit is mainly attributable to operations in Argentina, partially offset by the effect of the above mentioned divestments outside Argentina. Our lifting cost increased 32.6% to Ps. 30.1 per barrel of oil equivalent in 2010 from Ps. 22.7 per barrel of oil equivalent in 2009, mainly in Argentina, basically as a result of the increase in oil service rates.
Gross profit attributable to operations in Argentina in 2010 increased by Ps. 321 million (or 44.7%), to Ps. 1.0 billion from Ps. 718 million in 2009, and gross margin on sales in 2010 increased to 32% from 26% during 2009, primarily due to the above mentioned partial recovery in domestic prices.
Gross profit attributable to operations outside Argentina in 2010 decreased by Ps. 96 million (or 30.9%), to Ps. 215 million from Ps. 311 million during 2009, primarily due to the above mentioned divestments. Gross margin on sales in 2010 decreased to 54.8% from 57.2% during 2009.
Administrative and selling expenses: administrative and selling expenses in 2010 increased by Ps. 29 million (or 18.4%), to Ps. 187 million from Ps. 158 million in 2009, in line with increased sales.
Exploration expenses: exploration expenses totaled Ps. 190 million in 2010 and Ps. 336 million in 2009. In 2010, expenses were mainly attributable to onshore geological and geophysical exploration expenses in Argentina and in 2009 expenses were mainly attributable to geological and geophysical exploration expenses and investments in offshore exploration wells in Golfo San Jorge in Argentina.
Expenses for unsuccessful wells totaled Ps. 90 million in 2010 and Ps. 270 million in 2009.
Other operating expenses, net: Other operating expenses, net totaled Ps. 173 million and Ps. 206 million, respectively in 2010 and 2009. Costs associated with the unused transportation capacity under the ship or pay contract with OCP in Ecuador totaled Ps. 126 million in 2010 and Ps. 98 million in 2009. In 2010 and 2009 we incurred expenses totalling Ps. 62 million and Ps. 59 million, respectively, attributable to social peace agreements entered into with trade unions to ensure maintenance of employment levels and operating activities in Argentina.
Refining and Distribution
Operating income: operating income for the refining and distribution business segment in 2010 improved by Ps. 194 million to Ps. 251 million in 2010 compared to Ps. 57 million in 2009.
Net sales: net sales for the refining and distribution business segment in 2010 increased by Ps. 1.7 billion, (or 30.5%), during 2010 to Ps. 7.3 billion from Ps. 5.6 billion in 2009, mainly as a consequence of a partial recovery in average sales prices and, to a lesser extent, a slight increase in sales volumes.
Crude oil volumes processed at refineries increased by 11.8% to 58,000 barrels/day in 2010 from 51,900 barrels/day in 2009, in line with growing demand for products.
Crude oil sales to third parties in 2010 increased by Ps. 71 million (or 35%), to Ps. 275 million from Ps. 204 million in 2009, mainly as a consequence of an improvement in average sales prices in line with international reference prices.
Diesel oil sales volumes were similar in 2010 and 2009, totaling 1.7 million cubic meters. Excluding sales to other oil companies, sales volumes rose 6.3% compared to 2009. This increase mainly derived from the industrial, agricultural and transportation sectors.

Gasoline sales volumes increased by 2.4%, to 783,000 cubic meters in 2010 from 764,000 cubic meters in 2009. Since priority was given to the domestic market supply, we exported no gasoline in 2010. This resulted in a sales volumes increase of approximately 9% excluding sales to oil companies.
Fuel oil and intermediate fuel oil (“IFO”) sales volumes increased 16% to an aggregate 687,000 cubic meters in 2010 from an aggregate 594,000 cubic meters in 2009, as a consequence of an increased fuel oil domestic demand to supply power plants and higher IFO sales to supply vessels.
Total sales volumes of other oil related products in 2010 totaled 753,000 cubic meters and 840,000 cubic meters in 2009.
Average sales prices for gasoline, diesel oil, fuel oil and IFOs and other oil related products in 2010 increased by 26%, 29%, 30% and 34%, respectively, compared to 2009.
Gross profit: gross profit for this business segment in 2010 increased by Ps. 272 million, (or 53.4%), to Ps. 781 million, from Ps. 509 million in 2009. Partial increases in sales prices were mostly offset by the increase in the price of crude oil. This resulted in a slight increase in the margin on sales to 10.6% in 2010 from 9% in 2009.
Administrative and selling expenses: administrative and selling expenses in 2010 increased by Ps. 67 million (or 14%), to Ps. 545 million, from Ps. 478 million in 2009, mainly in taxes and transportation, in line with the increase in net sales.
Other operating income, net: other operating income, net totaled Ps. 15 million and Ps. 26 million in 2010 and 2009, respectively.
Petrochemicals
Operating income: operating income for the petrochemicals business segment in 2010 increased by Ps. 71 million (or 27.1%), to Ps. 333 million, from Ps. 262 million in 2009.
Net sales: net sales in 2010 increased by Ps. 578 million (or 19.7%), to Ps. 3.5 billion from Ps. 2.9 billion in 2009, (Ps. 70 million in 2010 and Ps. 75 million in 2009 corresponding to transactions between our Argentine styrenics operations and Innova), mainly as a consequence of the recovery in sales prices, in line with the performance of the respective international reference prices after the global financial crisis which affected the previous year.
• Styrenics — Argentina:
In Argentina, styrenics sales increased by Ps. 372 million (or 37.9%), to Ps. 1.4 billion in 2010, from Ps. 981 million in 2009, mainly as a consequence of a 30.7% increase in average sales prices and, to a lesser extent, a 5.5% increase in sales volumes which totaled 209,600 tons in 2010 and 198,600 tons in 2009.
In 2010, in line with the performance of international reference prices, average sales prices in the styrene, polystyrene and synthetic rubber lines increased by approximately 30%, 25% and 40%, respectively.
In 2010, the Company’s combined market share in the styrene and polystyrene segments was 85.9%, accounting for a 2% increase compared to 2009.
Performance of main styrenic products was as follows:
a) Styrene sales volumes totaled 74,000 tons in 2010, accounting for an 8% increase compared to 2009, mainly due to the growth of both the Argentine market and the regional market, especially Brazil.
b) Propane and propylene sales volumes totaled 23,600 tons in 2010, accounting for a 21% increase compared to sales volumes in 2009, a period in which the economic activity level was adversely affected by labor strikes and the international crisis.
c) Polystyrene sales volumes increased by 5.8% in 2010 compared to 2009, totaling 55,000 tons mainly due to an improved activity level in the domestic market which accounted for sales volumes of 43,800 tons, 9% higher than in 2009.

d) Synthetic rubber sales volumes totaled 45,500 tons, reflecting a sales level similar to that recorded in 2009, with an increase in domestic sales as a result of the improved activity level in the tire, auto-part and shoe segments, over exports.
• Styrenics Brazil — Innova:
Styrenics sales in Brazil increased by Ps. 742 million, (or 51%), to Ps. 2.2 billion during 2010, from Ps. 1.5 billion in 2009, mainly as a consequence of the 34% recovery in average sales prices, in line with the performance of international reference prices and, to a lesser extent, the 12.4% rise in styrene and polystyrene sales volumes.
In 2010, styrene sales volumes totaled 153,000 tons in 2010, accounting for a 4.8% increase compared to 2009, due to the recovery of domestic demand after the global financial crisis that strongly affected the Brazilian market during 2009 first quarter.
Polystyrene sales volumes totaled 149,000 tons in 2010, accounting for a 21% rise compared to 2009, in line with the growth in the polystyrene domestic market in 2010.
• Fertilizers:
As a consequence of the divestment of the fertilizer business in January 2010, the Company discontinued its operations in the fertilizer segment. The Company recognized sales from the fertilizer business in the amount of Ps. 23 million and Ps. 564 million in 2010 and 2009, respectively.
Gross profit: gross profit for this business segment increased by Ps. 124 million, (or 21.5%), to Ps. 700 million in 2010, from Ps. 576 million in 2009, mainly due to the general recovery in sales prices. Gross margin on sales slightly increased to 20% in 2010 from 19.7% in 2009, since the improvement in styrenics in Brazil allowed to offset the margin decline in Argentina.
• Styrenics-Argentina:
Gross profit dropped Ps. 19 million, (or 9.5%), to Ps. 180 million in 2010 from Ps. 199 million in 2009, and gross margin on sales declined to 13.3% from 20.3%, due to the fact that the increase in raw material costs could only be partially passed through to sales prices.
• Styrenics — Brazil:
Gross profit increased by Ps. 201 million, (or 62.2%), to Ps. 524 million in 2010 from Ps. 323 million in 2009 and gross margin on sales rose to 23.8% from 22.2%, reflecting a direct correlation between raw material costs and sales prices.
• Fertilizers:
Gross profit reflected a loss of Ps. 4 million in 2010 compared to a gain of Ps. 54 million in 2009.
Administrative and selling expenses: administrative and selling expenses in 2010 increased by Ps. 27 million, (or 6.5%), to Ps. 441 million, from Ps. 414 million in 2009 mainly as a consequence of higher expenses and taxes derived from increased sales, partially offset by lower expenses derived from discontinuation of our fertilizer business, which accounted for Ps. 4 million and Ps. 91 million of these expenses in 2010 and 2009, respectively.
Other operating income, net: other operating income, net totalled Ps. 74 million and Ps. 100 million in 2010 and 2009, respectively, mainly attributable to the collection of FUNDOPEM tax benefits in Brazil.
Gas and Energy
Operating income: operating income for the gas and energy segment in 2010 increased by Ps. 93 million (or 31%), to Ps. 390 million, from Ps. 297 million in 2009.
Electricity Generation
Operating income: Operating income for the electricity generation operations in 2010 increased by Ps. 31 million (or 12%), to Ps. 289 million from Ps. 258 million in 2009.

Net sales: net sales for electricity generation in 2010 increased by Ps. 344 million (or 40%), to Ps. 1.2 billion, from Ps. 859 million in 2009, mainly due to the operation of Genelba Plus for a whole year and to the increase in average sales prices, boosted by energy deliveries by less efficient thermal power plants operated with liquid hydrocarbons to preserve hydroelectric plants’ reserves during most of the year. Regulatory requirements imposed a Ps. 120 per MWh cap on the sales spot price for energy.
Net sales attributable to Genelba in 2010 increased by Ps. 50 million, (or 7.4%), to Ps. 730 million, from Ps. 680 million in 2009, of which Ps. 52 million and Ps. 20 million, respectively, derived from SE Note No. 446/2008 and subsequent notes issued by the SE. See “Item 5 — factors Affecting our Consolidated Results of Operations — 2) Regulation of the Energy Industry in Argentina — d) Electricity Generation”. The increase in sales derives from an improvement in sales prices, partially offset by a decrease in sales volumes. Average sales price increased by 12.7% to Ps. 134.6 per MWh in 2010, from Ps. 119.1 per MWh in 2009. Energy sales in 2010 dropped 8.9% to 5,036 GWh from 5,528 GWh, mainly as a consequence of scheduled maintenance works and works to extend the lifespan of the power plant performed during 2010. Within this context, the power plant’s availability factor and the plant factor (the ratio of actual operational capacity on maximum capacity) reached 91.6% and 83% in 2010 compared to 96% and 88% in 2009, respectively.
Net sales attributable to Genelba Plus increased by Ps. 281 million during 2010, to Ps. 341 million from Ps. 60 million in 2009, of which Ps. 99 million and Ps. 13 million derived from Notes No. 446/2008 and subsequent notes issued by the SE. The increase in sales is mainly due to the rise in sales volumes to 793 GWh during 2010, from 225 GWh since the power plant started operations in August 2009. Genelba Plus plant’s availability factor was 99.94% and the plant factor was 74%.
Net sales attributable to Pichi Picún Leufú in 2010 increased by Ps. 16 million (or 13.1%), to Ps. 134 million, from Ps. 118 million in 2009, as a consequence of a 30.7% increase in average sales prices, to Ps. 131.4 per MWh from Ps. 100.5 per MWh, partially offset by a 13.4% decrease in sales volumes, to 1,020 GWh during 2010, from 1,178 GWh due to lower water supply in the Comahue basin, which was below historical averages.
Gross profit: gross profit in 2010 increased by Ps. 24 million to Ps. 293 million from Ps. 269 million in 2009 as a consequence of the positive contribution by Genelba Plus operations. However, gross margin on sales declined to 24.4% in 2010 from 31.3% in 2009 due to the fact that as a result of the implementation of the cap spot price for energy, higher natural gas costs could be passed through to sales prices only in part. Additionally, and, to a lesser extent, gross margin on sales in 2010 was adversely affected by the reduced generation volume in Pichi Picún Leufú power plant.
Marketing and Transportation of Gas
Operating income: operating income for the marketing and transportation of gas operations in 2010 increased to Ps. 78 million from Ps. 1 million in 2009.
Net sales: sales revenues in 2010 increased by Ps. 242 million, (or 25.3%), to Ps. 1.2 billion, from Ps. 956 million in 2009, mainly as a consequence of a rise in revenues from gas and liquid fuel sales. Gas and LPG brokerage services totaled Ps. 19 million in 2010 and Ps. 24 million in 2009.
Gas sales revenues in 2010 increased by Ps. 137 million, (or 20.1%), to Ps. 819 million, from Ps. 682 million in 2009, mainly due to a 17.4% increase in average sales prices attributable to higher prices for sales to power plants as well as increased sales prices in the spot market and the renegotiation of agreements. Daily sales volumes in 2010 increased by 2.3% to 312 million cubic feet from 304 million cubic feet in 2009, mainly due to increased gas supply to residential users and the supply to Genelba Plus power plant. These effects were partially offset by a decline in the Company’s own consumption due to the sale of the fertilizer business in January 2010 and reduced gas transfers to the liquid fuel segment. Increased commitments were met with an effective purchasing management in the forward and spot markets, offsetting reductions in the Company’s production.
LPG sales revenues in 2010 increased by Ps. 105 million, (or 42%), to Ps. 355 million from Ps. 250 million in 2009, mainly due to a 48% recovery in average sales prices, especially exports, in line with international reference prices, which increase was partially offset by a 4% reduction in sales volumes to 213,200 tons in 2010 from 222,100 tons in 2009, as a consequence of the restrictions on the use of natural gas imposed in 2010 which resulted in lower liquid fuel volumes processed compared to 2009.
Gross profit: gross profit increased in 2010 by Ps. 39 million, (or 53.4%), to Ps. 112 million from Ps. 73 million in 2009. Gross margin on sales in 2010 increased to 9.3% from 7.6% in 2009, mainly as a consequence of the above mentioned recovery in sales prices.
Administrative and selling expenses: administrative and selling expenses for the marketing and transportation of gas business segment in 2010 totaled Ps. 36 million and Ps. 68 million in 2009.

ANALYSIS OF EQUITY IN EARNINGS OF AFFILIATES
In the following discussion, unless indicated otherwise, the amounts attributed to each affiliate or company represents the total amount recorded by that affiliate or company.
Mixed-ownership companies in Venezuela: our equity in the earnings of mixed-ownership companies dropped to Ps. 58 million in 2010 from Ps. 138 million in 2009, mainly as a consequence of a reduction in production levels derived from delays in mixed-ownership companies’ investment plans.
CIESA / TGS: our equity in CIESA accounted for losses of Ps. 19 million and Ps. 22 million in 2010 and 2009, respectively. The reduced loss in 2010 is mainly attributable to the positive effects of a lower devaluation of the peso against the dollar which resulted in reduced exchange losses in connection with CIESA’s and TGS’s debt mostly denominated in foreign currency. This gain was partially offset by a reduction in operating income.
Total sales revenues in 2010 increased by approximately 3.2% or Ps. 52 million to Ps. 1.7 billion, mainly to the non-regulated segment where exports of liquid fuels reflected the positive effects of the strong recovery of international prices, partially offset by a reduction in the regulated segment, as a consequence of reversal in 2010 of the tariff increase recorded in 2009.
In 2010, CIESA’s operating income decreased by Ps. 198 million, (or 35.3%), to Ps. 363 million, mainly as a consequence of the reversal of the above mentioned tariff increase.
Distrilec / EDESUR: our equity in Distrilec accounted for a Ps. 17 million loss in 2010, as a result of higher operating costs, compared to a Ps. 10 million gain in 2009, derived from the positive effect of recognitions of retroactive revenues provided for in the Master Agreement.
Revenues from services in 2010 increased by Ps. 57 million, (or 2.6%), to Ps. 2.3 billion from Ps. 2.2 billion in 2009, mainly due to the effects of an increase in the demand for electric power.
Distrilec’s operating expenses accounted for a Ps. 70 million loss in 2010 compared to a Ps. 131 million gain in 2009 which derived from the positive effects of the recognition of additional retroactive revenues from consumption by low-income residents close to the City of Buenos Aires as provided for in the Master Agreement. 2010 was affected by higher operating costs, mainly resulting from the setting up of a higher amount of allowances and the rise in administrative and selling expenses in 2010 as a consequence of the increase in salaries and tariffs of hired services.
PELSA: our equity in the earnings of PELSA in 2010 increased by Ps. 12 million to Ps. 39 million from Ps. 27 million in 2009.
PELSA’s sales in 2010 increased by Ps. 184 million (or 27.4%), to Ps. 855 million from Ps. 671 million in 2009, mainly as a consequence of an increase in crude oil and natural gas average sales prices and, to a lesser extent, an increase in natural gas sales volumes.
PELSA’s operating income in 2010 increased by Ps. 59 million (or 25.1%), to Ps. 294 million, from Ps. 235 million in 2009, as a consequence of the above mentioned improved sales revenues, partially offset by higher operating costs associated with increased hydrocarbon sales and higher depreciation resulting from increased investments.
Refinor: our equity in the earnings of Refinor increased by Ps. 12 million to Ps. 54 million in 2010 from Ps. 42 million in 2009.
Refinor’s sales in 2010 increased by Ps. 204 million, (or 12.8%), to Ps. 1.8 billion from Ps. 1.6 billion in 2009, mainly due to improved sales prices, both in the domestic market and exports.

YEAR ENDED DECEMBER 31, 2009 COMPARED TO YEAR ENDED DECEMBER 31, 2008
Net income: net income for 2009 fiscal year increased by Ps. 149 million, (or 19.2%), to Ps. 925 million from Ps. 776 million in 2008.
Net sales: net sales declined Ps. 3.2 billion, (or 21.1%), to Ps. 12.0 billion from Ps. 15.2 billion in 2008. Net sales for 2009 fiscal year include Ps. 747 million and Ps. 1.1 billion attributable to our share of the net sales of CIESA and Distrilec, respectively, net of intercompany sales of Ps. 61 million. Net sales for fiscal year 2008 include Ps. 639 million and Ps. 993 million attributable to our share of the net sales (net of intercompany sales of Ps. 34 million) of CIESA and Distrilec, respectively.
Without proportional consolidation of CIESA and Distrilec, net sales decreased by Ps. 3.4 billion, (or 24.7%), to Ps. 10.2 billion from Ps. 13.6 billion in 2008. This decrease is mainly attributable to a decline of Ps. 1.4 billion, Ps. 1.3 billion and Ps. 547 million in sales in the oil and gas exploration and production, refining and distribution and petrochemicals business segments, respectively, partially offset by a Ps. 124 million increase in sales in the gas and energy segment. Intercompany sales totaled Ps. 3.2 billion in 2009 and Ps. 3.0 billion in 2008. Most of these sales were attributable to the Oil and Gas Exploration and production, refining and distribution and gas and energy business segments.
Gross profit: gross profit decreased by Ps. 1.1 billion, (or 25.4%), to Ps. 3.1 billion during 2009, from Ps. 4.2 billion. Gross profit for 2009 includes Ps. 342 million and Ps. 269 million attributable to our share of the gross profit of CIESA and Distrilec, respectively. Gross profit for 2008 includes Ps. 263 million and Ps. 250 million attributable to our share of the gross profit of CIESA and Distrilec, respectively.
Without proportional consolidation of CIESA and Distrilec, gross profit for 2009 fiscal year decreased by Ps. 1.2 billion, (or 31.6%), to Ps. 2.5 billion from Ps. 3.7 billion. This decline mainly resulted from a drop in gross profit from the oil and gas exploration and production (Ps. 1.2 billion), petrochemicals (Ps. 137 million) and gas and energy (Ps. 26 million) business segments, partially offset by a Ps. 216 million increase in gross profit from the refining and distribution business segment.
Administrative and selling expenses: administrative and selling expenses decreased by Ps. 90 million, (or 5.1%), to Ps. 1.7 billion during 2009, from Ps. 1.8 billion in 2008. Administrative and selling expenses for 2009 include Ps. 57 million and Ps. 179 million attributable to our share of the administrative and selling expenses of CIESA and Distrilec, respectively. Administrative and selling expenses for 2008 include Ps. 42 million and Ps. 158 million attributable to our share of the administrative and selling expenses of CIESA and Distrilec, respectively.
Without proportional consolidation of CIESA and Distrilec, administrative and selling expenses dropped Ps. 126 million, (or 8.1%), to Ps. 1.4 billion during 2009 from Ps. 1.6 billion in 2008, mainly as a result of decreases in the oil and gas exploration and production business segment as well as in our corporate segment.
Exploration expenses: exploration expenses increased by Ps. 98 million to Ps. 336 million during 2009 from Ps. 238 million in 2008. See “Oil and Gas Exploration and Production”.
Other operating expenses, net: other operating expenses, net, accounted for Ps. 192 million and Ps. 231 million losses in 2009 and 2008, respectively. Other operating expenses, net for 2009 include losses of Ps. 14 million and Ps. 19 million attributable to our share of other operating expenses, net of CIESA and Distrilec, respectively. Other operating expenses, net for 2008 includes losses of Ps. 16 million and Ps. 17 million attributable to our share of other operating expenses, net of CIESA and Distrilec, respectively.
Without proportional consolidation of CIESA and Distrilec, other operating expenses, net accounted for losses of Ps. 159 million and Ps. 198 million, mainly attributable to improvements reported by the petrochemicals business segment.
Operating income: operating income decreased by Ps. 1.0 billion, (or 52.9%), to Ps. 918 million during 2009, from Ps. 2.0 billion. Operating income for 2009 includes gains of Ps. 271 million and Ps. 71 million attributable to our share of the operating income of CIESA and Distrilec. Operating income for 2008 includes gains of Ps. 205 million and Ps. 75 million attributable to our share of the operating income of CIESA and Distrilec.
Without proportional consolidation of CIESA and Distrilec, operating income dropped Ps. 1.1 billion, or 65.5%, to Ps. 576 million during 2009, from Ps. 1.7 billion in 2008. This decline was mainly attributable to the decrease in the Oil and gas exploration and production, petrochemicals and gas and energy business segments, in the amount of Ps. 1.3 billion, Ps. 77 million and Ps. 43 million, respectively, partially offset by a Ps. 228 million rise in the refining and distribution business segment.

Equity in earnings of affiliates: equity in earnings of affiliates decreased by Ps. 95 million, (or 31.1%), to Ps. 210 million during 2009, from Ps. 305 million in 2008. Without proportional consolidation of CIESA and Distrilec, equity in earnings of affiliates dropped Ps. 113 million, (or 36.3%), to Ps. 198 million from Ps. 311 million in 2008. See “Analysis of Equity in Earnings of Affiliates”.
Financial expenses and holding losses: financial expenses and holding losses decreased by Ps. 81 million, (or 10.4%), to Ps. 701 million during 2009, from Ps. 782 million in 2008. Losses for 2009 include financial expenses of Ps. 187 million and Ps. 15 million attributable to our share of the financial expenses and holding losses of CIESA and Distrilec, respectively. Financial expenses and holding losses for 2008 include financial expenses of Ps. 175 million and gains of Ps. 11 million attributable to our share of the financial expenses and holding losses of CIESA and Distrilec, respectively.
Without proportional consolidation of CIESA and Distrilec, financial expenses and holding losses decreased by Ps. 119 million, (or 19.3%), to Ps. 499 million from Ps. 618 million. This decline derived from:
•
reduced losses from holding of inventories of Ps. 41 million to Ps. 78 million in 2009 from Ps. 119 million in 2008, as a result of the decline in prices for oil and oil related products, mainly petrochemicals.

•
reduced exchange losses of Ps. 76 million to Ps. 70 million in 2009 from Ps. 146 million in 2008, mainly attributable to a 25% appreciation of the Brazilian real, compared to a 37% depreciation in 2008.

•
increased net interest expense of Ps. 61 million to Ps. 401 million in 2009 from Ps. 340 million in 2008, reflecting the effect of the exchange rate increase on dollar denominated average indebtedness, partially offset by an 11% decline in average indebtedness.

•	a gain of Ps. 47 resulting from the net realizable value of property, plant and equipment held for sale in connection with the fertilizer business.
Other income (expenses), net: other income (expenses), net include a gain of Ps. 1.3 billion in 2009 compared to a loss of Ps. 117 million in 2008. Other income (expenses), net for 2009 include losses of Ps. 1 million and Ps. 15 million attributable to our share of other income (expenses), net of CIESA and Distrilec, respectively. Other income (expense), net for 2008 include a gain of Ps. 56 million attributable to our share of other income (expenses), net of CIESA.
Without proportional consolidation of CIESA and Distrilec, other income (expenses), net accounted for a gain of Ps. 1.3 billion in 2009, compared to a loss of Ps. 173 million in 2008.
Other income (expenses), net for 2009 mainly reflect:
•	a Ps. 1.6 billion gain from the sale of a 60% equity interest in PVIE.

•	a Ps. 281 million loss from impairment charge on assets in Venezuela.

Other income (expenses), net for 2008 mainly reflect:
•	a Ps. 154 million loss from impairment charge on assets in Venezuela.

•	a Ps. 31 million loss derived from the termination agreement in connection with Block 31 Participation Agreement.

•	a Ps. 29 million loss from the sale of a 40% interest in Block 18 in Ecuador.

•	a Ps. 121 million gain from reversal of allowances on oil areas in Argentina.
Income tax: income tax charge for 2009 and 2008 accounted for Ps. 726 million and Ps. 508 million losses, respectively. The income tax for 2009 reflects Ps. 56 million and Ps. 17 million losses attributable to our share of the income tax of CIESA and Distrilec. The income tax for 2008 reflects Ps. 56 million and Ps. 34 million losses attributable to our share of the income tax of CIESA and Distrilec.
Without proportional consolidation of CIESA and Distrilec, income tax accounted for losses of Ps. 653 million and Ps. 418 million in 2009 and 2008. Increased tax charges for the period under review are mainly attributable to income tax on the sale of equity interest in PVIE.

ANALYSIS OF OPERATING RESULTS BY BUSINESS SEGMENT
Oil and Gas Exploration and Production
Operating income: operating income for the oil and gas exploration and production business segment decreased by Ps. 1.3 billion, (or 79.2%), to Ps. 329 million from Ps. 1.6 billion in 2008.
Net sales: net sales for this business segment decreased by Ps. 1.4 billion, (or 30%), to Ps. 3.3 billion in 2009 from Ps. 4.7 billion in 2008, mainly due to the divestment of a 60% interest in Lote X in Peru in April 2009 and a 40% interest in Block 18 in Ecuador in December 2008 and, to a lesser extent, a 21.7% drop in the average sale price per barrel of oil equivalent, in line with the decline in international reference prices. The above-mentioned divestments were a determining factor in the 10.9% decline in sales volumes of oil equivalent, which totaled a daily average of 98,400 barrels in 2009 and 110,500 barrels in 2008.
Combined average oil and gas sales volumes totaled 98,800 barrels of oil equivalent per day, a 16% drop compared to 2008, mainly attributable to divestments in Peru and Ecuador and, to a lesser extent, the decline in production from mature fields in Argentina. These effects were partially offset by an increase in gas production in Argentina.
In 2009, average oil sales volumes dropped 26% to 45,000 barrels per day from 60,800 barrels per day in 2008, principally as a result of a 31.2% drop in daily production volumes to 45,900 barrels per day, primarily attributable to divestments in Peru and Ecuador.
Daily gas sales volumes rose 7.6% to 320,400 barrels from 297,800 barrels in 2008, due to the 3.8% increase in average daily production volumes to 52,900 barrels of oil equivalent, mainly as a consequence of the rise recorded in Argentina attributable to the acquisition of an additional interest in Sierra Chata in September 2008.
Argentina
Net sales in Argentina grew Ps. 255 million, (or 10.1%), to Ps. 2.8 billion in 2009 from Ps. 2.5 billion in 2008, primarily as a result of a 7% increase in average sales prices and, to a lesser extent, a 3.3% rise in total combined daily sales volumes of oil and gas, averaging 89,400 barrels of oil equivalent per day. Average daily production volumes totaled 90,600 barrels of oil equivalent, accounting for a 3.4% rise compared to 2008.
Crude oil sales rose Ps. 77 million, (or 3.8%), to Ps. 2.1 billion from Ps. 2.0 billion in 2008, mainly due to a 10.4% increase in average sales prices to Ps. 149.7 per barrel from Ps. 135.6 per barrel, partially offset by a 5.7% drop in sales volumes. The improvement in average sales prices results from the impact of exchange rate variations on sales prices for operations in the domestic market. The drop in daily sales volumes to 38,700 barrels from 41,000 barrels was attributable to a 2.6% decline in production levels to 40,300 barrels from 41,400 barrels, mainly resulting from the natural decline of mature fields.
Gas sales increased by Ps. 181 million, (or 39.6%), to Ps. 638 million during 2009, from Ps. 457 million in 2008, due to the combined effect of a 25.6% increase in sales prices and an 11.5% rise in daily sales volumes. The average sales price increased to Ps. 5.7 per million cubic feet from Ps. 4.6 per million cubic feet in 2008, mainly due to a greater demand from higher price segments such as power plants and Industry. Daily gas sales volumes increased to 304.3 million cubic feet in 2009, from 273.1 million cubic feet in 2008, in line with an 8.8% rise in production volumes. In this respect, the acquisition of an increased interest in the Sierra Chata area in September 2008 had a positive impact. In addition, the investments made supported the increase in development activities in the fields, which resulted in higher production levels, mainly in the Estancia Agua Fresca, El Mangrullo and Santa Cruz 1 fields. The labor strike in May 2008 had an impact on production for 2008, also affecting production in the winter season.
Outside of Argentina
Oil and gas sales outside of Argentina dropped Ps. 1.7 billion, (or 75.5%), to Ps. 544 million from Ps. 2.2 billion in 2008, due to the combined effect of a 62.3% decline in sales volumes as a consequence of divestments in Peru and Ecuador, and a 38.2% drop in the average sales price of oil equivalent, in line with variations in international reference prices.
Net sales for 2009 and 2008 include Ps. 34 million and Ps. 29 million, primarily attributable to operations in Mexico and Colombia.

The following is a description of net sales outside Argentina in the main countries where the Company operates:
• Ecuador
Oil sales dropped Ps. 813 million, (or 74.7%), to Ps. 276 million in 2009 from Ps. 1.1 billion in 2008, as a result of the combined effect of a decline in sales volumes and average sales prices.
Average daily oil sales volumes dropped 64.8% to 3,700 barrels from 10,500 barrels, basically due to the reduction of the Company’s interest in Block 18 from 70% to 30% in December 2008.
Average sales prices declined 27.5% to Ps. 204.7 per barrel from Ps. 282.4 per barrel, in line with variations in international reference prices.
• Peru
Oil and gas sales declined Ps. 842 million, (or 87.3%), to Ps. 123 million in 2009 from Ps. 965 million in 2008, mainly as a result of discontinued operations in Peru due to the sale of PVIE in April 2009 and, to a lesser extent, the drop in average sales prices, in line with international reference prices.
Average daily sales volumes decreased 76.8% to 2,300 barrels of oil equivalent in 2009, from 9,900 barrels of oil equivalent in 2008, as a result of the above-mentioned sale. For that reason, the fiscal year under review only includes operations for three months.
Average crude oil price declined 49% to Ps. 150 per barrel in 2009, from Ps. 294.2 per barrel in 2008, in line with the drop in the price of WTI.
• Bolivia
Oil and gas sales decreased by Ps. 28 million, (or 20.1%), to Ps. 111 million in 2009 from Ps. 139 million in 2008, mainly due to the 14.4% drop in sales volumes, as a consequence of a 13% fall in production and, to a lesser extent, a 6.4% drop in sales prices, as a result of the decline in the price set for gas exports to Brazil.
Gross profit: gross profit for the oil and gas exploration and production business segment declined Ps. 1.2 billion during 2009, to Ps. 1.0 billion from Ps. 2.2 billion in 2008. Margin on sales was 31% and 47.7% in 2009 and 2008, respectively. The decline in gross profit is mainly attributable to our operations in Ecuador and Peru and, to a lesser extent, Argentina. Our lifting cost increased 36% to Ps. 22.7 per barrel of oil equivalent in 2009 from Ps. 16.7 per barrel of oil equivalent in 2008.
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
Administrative and selling expenses: administrative and selling expenses decreased 33.3%, or Ps. 79 million, to Ps. 158 million in 2009 from Ps. 237 million in 2008, mainly due to the effects of divestments in Peru and Ecuador.
Exploration expenses: exploration expenses totaled Ps. 336 million in 2009 and Ps. 238 million in 2008. In both fiscal years, exploration expenses were mainly attributable to geological and geophysical expenses and investments in offshore and onshore exploration wells in Argentina. Expenses for unsuccessful wells totaled Ps. 270 million in 2009 and Ps. 42 million in 2008.
Other operating expenses, net: other operating expenses, net accounted for losses of Ps. 206 million and Ps. 207 million, respectively. Costs associated with the unused transportation capacity under the ship-or-pay contract with OCP in Ecuador accounted for losses of Ps. 98 million in 2009 and Ps. 174 million in 2008. Expenses for 2009 include Ps. 59 million attributable to agreements entered into with trade unions to ensure maintenance of employment levels and operating activities in Argentina.

Refining and Distribution
Operating income (expense): operating income (expense) for the refining and distribution business segment improved by Ps. 228 million to a Ps. 57 million gain in 2009 compared to a Ps. 171 million loss in 2008.
Net sales: net sales for the refining and distribution business segment decreased by Ps. 1.3 billion, (or 18.9%), to Ps. 5.6 billion in 2009 from Ps. 6.9 billion in 2008, due to a decline in sales volumes, partially offset by a partial recovery of diesel oil and gasoline sales prices in the domestic market.
Processed crude oil volumes at the refineries dropped 28.1% to 51,900 barrels per day in 2009 from 72,200 barrels per day in 2008, with our focus shifting the search for profitable operations and on ensuring product supply to the market.
Crude oil sales to third parties totaled Ps. 204 million in 2009 and Ps. 374 million in 2008. This 45% drop is in line with the Company’s policy designed to prefer supply to the Company’s own refineries, which as from June 2009 recorded increased consumption of Escalante crude oil, over exports.
Diesel oil sales volumes dropped 29% to 1.7 million cubic meters in 2009 from 2.4 million cubic meters in 2008. Sales to other oil companies recorded the highest decline to 242,000 cubic meters in 2009, accounting for a 37% drop compared to 2008, with priority given to the supply of our own distribution network.
Gasoline sales volumes decreased 10.8% to 764,000 cubic meters in 2009 from 857,000 cubic meters in 2008. Exports recorded the highest decline to 9,000 cubic meters in 2009, accounting for an 81% drop compared to 2008, with priority given to the supply of the domestic market.
Fuel oil and IFOs sales volumes decreased 34% to 594,000 cubic meters from 896,000 cubic meters in 2008, as a consequence of lower fuel oil domestic demand to supply power plants and reduced IFO sales to supply vessels.
In addition, total sales volumes of other related oil products dropped 19% to 840,000 cubic meters from 1.0 million cubic meters in 2008, as a result of lower product availability derived from optimization of crude oil volumes processed.
Average sales prices for gasoline and diesel oil improved 20% and 16%, respectively.
Gross profit: gross profit for this business segment increased by Ps. 216 million, (or 73.7%), to Ps. 509 million in 2009 from Ps. 293 million in 2008 and margin on sales rose to 9% in 2009 from 4.2% in 2008. Partial increases in sales prices and optimization of crude oil volumes processed at refineries in 2009 supported a partial recovery of the business margin, which was affected by a Ps. 150 million loss in 2008 attributable to the sale of imported diesel oil.
Administrative and selling expenses: administrative and selling expenses increased by Ps. 3 million, (or 0.6%), to Ps. 478 million from Ps. 475 million in 2008. Reduced expenses as a result of lower sales volumes, mainly in taxes and transportation, were offset by an increase in freight costs and wages.
Other operating income, net: other operating income, net accounted for gains of Ps. 26 million and Ps. 11 million in 2009 and 2008, respectively.
Petrochemicals
Operating income: operating income for the petrochemicals business segment declined Ps. 77 million, (or 22.7%), to Ps. 262 million from Ps. 339 million in 2008.
Net sales: Net sales decreased by Ps. 547 million, (or 15.7%), to Ps. 2.9 billion in 2009 from Ps. 3.5 billion in 2008 (net of eliminations in the amount of Ps. 75 million in 2009 and Ps. 150 million in 2008 for transactions between our Argentine styrenics operations and Innova), mainly as a consequence of a decline in sales prices in line with the drop in international reference prices caused by the global financial crisis.
• Styrenics — Argentina:
In Argentina, styrenics sales dropped Ps. 218 million, (or 18.2%), to Ps. 981 million from Ps. 1.2 billion in 2008, mainly due to a 17.5% decline in average sales prices. Sales volumes in 2009 totaled 199,000 tons, a level similar to that recorded in 2008.

In 2009 and in line with the performance of international reference prices, average sales prices in the styrene, polystyrene and synthetic rubber lines dropped 22.4%, 15.8% and 14.7%, respectively.
In 2009, our combined market share (styrene and polystyrene) was 84%, a 5.6% decrease compared to 2008 over the market as a whole.
Performance of main styrenic products was as follows:
a) Styrene sales volumes totaled 68,300 tons, a 30% increase compared to 2008, principally attributable to the foreign market, where sales volumes doubled, mainly to Chile and Brazil. In 2009 we exported 14,100 tons of styrene to Innova to meet supply needs derived from the plant shutdown in September.
Increased styrene availability in 2009 is in line with discontinued ethylbenzene deliveries to Innova and the use of this product as input for styrene production. In 2008, our ethylbenzene exports to Innova totaled 22,100 tons, until the start of operations of the new production plant in September 2008.
b) Propane-propylene sales volumes totaled 19,500 tons, a 9% increase compared to 2008. In 2008, sales volumes were adversely affected by the conflict between the government and the farm sector in the first semester and the shutdown performed at our main client’s plant during the last two months of that year. In addition, in both 2008 and 2009, the global financial crisis led to a decline in domestic demand for these propane-propylene.
c) Polystyrene sales volumes increased 7.6% to 51,900 tons compared to 2008 as a consequence of the increase in exports mainly directed to Chile and of higher sales in the domestic market as a result of the recovery of the Argentine market in the food and refrigeration segments, which were positively impacted by governmental policies designed to boost consumption.
d) Synthetic rubber sales volumes totaled 47,000 tons, reflecting a sales level similar to that recorded in 2008, with an increase in exports that offset a drop in domestic sales attributable to lower activity levels in the first half of 2009 in the tire, auto-part and shoe segments, which recovered in the second half of the year.
• Styrenics — Brazil — Innova:
Styrenics sales in Brazil fell Ps. 187 million, (or 11.4%), to Ps. 1.5 billion from Ps. 1.6 billion in 2008, mainly as a result of the 15.1% decline in average sales prices in 2009, in line with the performance of international reference prices, partially offset by a 4.4% improvement in sales volumes.
In 2009, styrene average sales volumes totaled 146,000 tons, a level similar to that recorded in 2008. During the first quarter of 2009, the global financial crisis affected the Brazilian market, but as from the second quarter sales volumes recovered. Even though a shutdown was performed for maintenance purposes at the styrene plant in September, lower production levels were replaced by purchases from the styrenics division in Argentina.
Polystyrene sales volumes totaled 123,000 tons, a 10% increase compared to 2008, in line with the growth in the polystyrene domestic market, which recorded its best historical performance in 2009. In addition, Innova made progress in the white appliance, disposable and packaging segments.
• Fertilizers:
Fertilizers sales fell Ps. 217 million, (or 27.8%), to Ps. 564 million in 2009 from Ps. 781 million in 2008, mainly due to the 26.4% decline in average sales prices, in line with the fall in international reference prices.
In 2009, sales volumes totaled 475,000 tons, a level similar to that recorded in 2008. Domestic demand was adversely affected in 2008 by the effects of the conflict between the government and the farm sector and, in both 2008 and 2009 by a historical drought and a sharp fall in the price for grains attributable to the global financial crisis.
Gross profit: Gross profit decreased by Ps. 137 million, (or 19.2%), to Ps. 576 million in 2009 from Ps. 713 million in 2008, due to a decline in sales prices for all products. However, gross margin on sales exhibited a small decline to 19.7% in 2009 from 20.5% in 2008, primarily due to the fact that the improvement in styrenics, mainly in Brazil offset the significant decline in margin in the fertilizers business.

• Styrenics — Argentina:
Gross profit declined Ps. 35 million, (or 15.0%), to Ps. 199 million from Ps. 234 million in 2008. However, gross margin on sales grew to 20.3% from 19.5%, as the decline in raw material prices was higher than the drop in sales prices.
• Styrenics — Brazil:
Gross profit increased by Ps. 29 million, (or 9.9%), to Ps. 323 million in 2009, from Ps. 294 million in 2008 and gross margin on sales increased to 22.2% from 17.9%, as the decline in raw material costs was higher than the drop in sales prices.
• Fertilizers:
Gross profit decreased by Ps. 131 million to Ps. 54 million in 2009, from Ps. 185 million in 2008, and gross margin on sales fell to 9.6% from 23.4% in 2008, due to the significant decline in sales prices and the high inventory levels as of closing of 2008.
Administrative and selling expenses: administrative and selling expenses decreased by Ps. 25 million, (or 5.7%), to Ps. 414 million in 2009, from Ps. 439 million in 2008, mainly as a result of lower expenses and taxes derived from reduced sales, partially offset by increased freight costs.
Other operating income, net: other operating income, net totaled Ps. 100 million and Ps. 65 million in 2009 and 2008, respectively. Such increase was mainly attributable to the collection of FUNDOPEM tax benefits.
Gas and Energy
Operating income: operating income for the gas and energy segment fell by Ps. 43 million, (or 12.6%), to Ps. 297 million in 2009 from Ps. 340 million in 2008.
Electricity Generation
Operating income: in 2009, operating income from electricity generation operations decreased by Ps. 4 million, (or 1.5%), to Ps. 258 million in 2009, from Ps. 262 million in 2008.
Net sales: net sales for electricity generation increased by Ps. 162 million, (or 23.2%), to Ps. 859 million from Ps. 697 million in 2008, mainly due to a 20.6% increase in average sales prices and, to a lesser extent, a 2.1% rise in sales volumes as a result of deliveries by the new Genelba Plus power plant in August 2009. The above-mentioned increase in average sales prices was attributable to energy deliveries by less efficient power plants to preserve hydroelectric plants’ reserves during the winter season and our ability to pass through increases in gas prices, with a cap placed on such increases (Ps. 120/MWh).
Net sales attributable to Genelba increased by Ps. 71 million, (or 12.1%), to Ps. 660 million from Ps. 589 million in 2008. Average sales price increased by 13.8% to Ps. 119.14 per MWh in 2009, from Ps. 104.7 per MWh in 2008. Energy sales fell 1.8% to 5,528 GWh in 2009 from 5,628 GWh. Within this context, the power plant’s availability increased to 96% from 92.6%, and the plant factor was 88% and 94% in 2009 and 2008, respectively.
With a plant availability of 99.3%, energy delivered by Genelba Plus totaled 225 GWh, with sales revenues of Ps. 47 million. The average sales price was Ps. 209 per MWh, a price higher than average market price because Genelba Plus produces additional energy directed to supply large users under the Energía Plus Program.
Net sales attributable to Pichi Picún Leufú increased by Ps. 10 million, (or 9.3%), to Ps. 118 million in 2009, from Ps. 108 million in 2008, due to the combined effect of a 7.8% increase in average sales prices to Ps. 100.5 per MWh from Ps. 93.2 per MWh, and a 1.7% increase in sales volumes to 1,178 GWh from 1,159 GWh.
Gross profit: in both 2008 and 2009, gross profit totaled Ps. 269 million. Gross margin on sales dropped to 31.3% in 2009 from 38.6% in 2008, mainly due to the fact that as a result of the implementation of the above reference cap price, Genelba plant higher gas costs were partially passed through to sales prices.

Marketing and Transportation of Gas
Operating income: operating income for the marketing and transportation of gas operations fell Ps. 36 million to Ps. 1 million in 2009 from Ps. 37 million in 2008.
Net sales: sales revenues increased by Ps. 59 million, (or 6.6%), to Ps. 956 million in 2009, from Ps. 897 million in 2008, mainly due to higher gas sales revenues, partially offset by a decline in liquid fuel sales and gas and LPG brokerage services, totaling Ps. 24 million in 2009 and Ps. 47 million in 2008.
Gas sales revenues increased by Ps. 124 million, (or 22.2%), to Ps. 682 million from Ps. 558 million in 2008, mainly due to a 30.4% rise in average sales prices attributable to higher prices for sales to power plants and gas sales to residential users at subsidized prices. These effects were partially offset by a 6% reduction in daily sales volumes to 304 million cubic feet in 2009 from 323 million cubic feet in 2008, basically due to labor strikes by contractors’ personnel in the Austral basin in the second and third quarters of 2009.
LPG sales revenues decreased by Ps. 42 million, (or 14.4%), to Ps. 250 million from Ps. 292 million in 2008, mainly due to an 11.3% drop in average sales prices as a result of the decline in international reference prices and the implementation of the LPG Producers Agreement entered into in the last quarter of 2008, whereby LPG started to be sold at subsidized prices for low-income users and, to a lesser extent, a 3.5% drop in sales volumes to 222,100 tons in 2009 from 230,100 tons in 2008, as a consequence of gas supply restrictions in 2009 that limited liquid fuel processing.
Gross profit: gross profit decreased by Ps. 24 million, (or 24.7%), to Ps. 73 million in 2009 from Ps. 97 million in 2008. Gross margin on sales dropped to 7.6% in 2009 from 10.8 % in 2008.
Administrative and selling expenses: administrative and selling expenses for the gas and energy segment totaled Ps. 68 million in 2009, an increase of 13.3% compared to Ps. 60 million in 2008, due to the increase in sales described above.

ANALYSIS OF EQUITY IN EARNINGS OF AFFILIATES
In the following discussion, unless indicated otherwise, the amounts attributed to each affiliate or company represents the total amount recorded by that affiliate or company.
Mixed-ownership companies in Venezuela: our equity in the earnings of mixed-ownership companies fell to Ps. 138 million in 2009 from Ps. 290 million in 2008, mainly as a result of the decline in average sales prices, in line with the fall in international reference prices.
Total sales of mixed-ownership companies in Venezuela fell approximately 53% compared to 2008, mainly due to the combined effect of a 35% decline in average sales prices, which averaged US$50 per barrel of oil in 2009, and a 28% reduction in sales volumes to approximately 40,000 barrels per day in 2009.
CIESA/ TGS: our equity in the earnings of CIESA accounted for losses of Ps. 22 million and Ps. 20 million in 2009 and 2008, respectively.
Total sales revenues increased approximately Ps. 182 million, (or 13%), to Ps. 1.6 billion, mostly derived from the regulated segment, as a consequence of the 20% increase in the gas transportation tariff authorized by the Argentine government in December 2009, to be retroactively applied as from September 1, 2008, and, to a lesser extent, higher revenues derived from the 3.9 MMm3/day expansion of the transportation capacity completed under the Gas Trust Program implemented by the end of 2008 and during 2009.
In 2009, CIESA’s operating income increased by Ps. 130 million, (or 30.2%), to Ps. 561 million, mainly due to the above-mentioned tariff increase.
The above improvements were offset by a Ps. 123 million increase in net loss shown under financial results in 2009, basically attributable to a lower gain from prepayment of TGS’s financial debt, which resulted in a gain of Ps. 11 million in 2009 and Ps. 114 million in 2008.
Distrilec / EDESUR: our equity in the earnings of Distrilec fell by Ps. 16 million to Ps. 10 million in 2009 from Ps. 26 million in 2008.
Revenues from services increased by Ps. 156 million, (or 7.6%), to Ps. 2.2 billion in 2009 from Ps. 2.0 billion, mainly due to a 6% rise in the energy average sales price (including tolls), attributable to the implementation of new tariff schedules.
Distrilec’s operating income fell by Ps. 26 million, (or 17%), to Ps. 127 million from Ps. 153 million in 2008, mainly due to the 8.1% increase in energy purchase prices and, to a lesser extent, the rise in administrative and selling expenses in 2009 as a result of the increase in salaries and tariffs of hired services, which were partially offset by the above-mentioned improvement in sales revenues.
PELSA: our equity in the earnings of PELSA increased by Ps. 2 million, (or 8.0%), to Ps. 27 million from Ps. 25 million.
PELSA’s sales increased by Ps. 112 million, (or 20%), to Ps. 671 million from Ps. 559 million in 2008, due to the combined effect of an 11% improvement in average sales prices and an 8% rise in sales volumes.
PELSA’s operating income increased by Ps. 22 million, (or 10.3%), to Ps. 235 million, as a result of the above-mentioned improved sales revenues, partially offset by higher production costs associated with increased hydrocarbon production and sale and higher depreciation resulting from increased investments.
Refinor: our equity in the earnings of Refinor accounted for a Ps. 42 million gain in 2009 compared to a Ps. 6 million loss in 2008.
Refinor’s sales increased by Ps. 355 million, (or 28.7%), to Ps. 1.6 billion from Ps. 1.2 billion in 2008, mainly due to the positive impact of the benefits derived from the Oil Plus program, effective October 2008.

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

Impairment of Long-Lived Assets
At December 31, 2010, our property, plant and equipment, net of accumulated depletion, amounted to Ps. 10,789 million.
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
As an example of our accounting for the impairment of long-lived assets, in 2007, we recorded an impairment allowance of Ps. 759 to write the book value of Ecuador’s assets down to zero, which is their probable recoverable value. This write down was a consequence of the Ecuadorian government’s imposition in 2007 of major tax and regulatory amendments that adversely affected the profitability evaluation of our ongoing projects in Ecuador.
Successful Efforts Method of Accounting
We follow the successful efforts method of accounting for our oil and gas activities.
Occasionally, an exploratory well may determine the existence of oil and gas reserves but the reserves cannot be classified as proved when drilling is complete.
In those cases, in accordance with FASB ASC TOPIC 932, “Extractive Activities —oil and gas-”, such costs continue to be capitalized insofar as (i) the well has determined the existence of sufficient reserves to warrant its completion as a production well and (ii) the company is making sufficient progress in evaluating the economic and operating feasibility of the project.
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
As of December 31, 2010, we maintained capitalized exploratory well costs amounting to Ps. 216 million.
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
Changes in the facts or circumstances related to these types of contingencies, as well as the future outcome of these disputes, can have a significant effect on the amount of provisions for contingencies recorded. As of December 31, 2010, contingent liabilities (including current and non-current) amount to Ps. 329 million.
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
Judgment is required in determining the amounts of future income tax assets and liabilities and the related valuation allowance recorded against the net future income tax assets. In assessing the potential realization of future income tax assets, management considers whether it is “probable” that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon us generating sufficient future taxable income from operations during the period in which the future income tax assets are recoverable. Due to the fact that uncertainty exists surrounding our ability to generate sufficient taxable income from operations before the expiration of the loss carry forwards, we provided a valuation allowance of Ps. 1,028 million against tax loss carry forwards as at December 31, 2006, which to a large extent expired during 2007. In 2005, for example, after taking into consideration the profitability expectations arising from our business plan, we partially reversed an allowance for tax loss carry forwards and recognized a gain of Ps. 197 million. As of December 31, 2010, we maintained deferred tax assets amounting to Ps. 613 million, before considering a valuation allowance amounting to Ps. 339 million.

LIQUIDITY AND CAPITAL RESOURCES
The default on the Argentine sovereign debt at the end of 2001, the global financial crisis and related decline in global stock markets as well as the insolvency of major financial institutions toward the end of 2008, have all significantly limited the ability of Argentine companies’ to access international financial markets at reasonable cost and conditions.
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
In response to the limited availability of financing for Argentine companies, we closely monitor our liquidity levels in order to ensure compliance with our financial obligations and achieve our growth objectives. Along these lines, and as a guiding principle, financial solvency is the foundation on which sustainable development of our businesses is built. In our opinion, our working capital is sufficient to meet our present requirements.
Pursuant to these strategic guidelines, we seek to:
•	Design a capital structure in line with industry standards adaptable to the financial markets in which we operate, by establishing a debt maturity profile consistent with estimated cash generation.
•	Gradually reduce our financing costs.
Adhering to these guidelines will enable us to treat financial management as a key element in the value-creation process.
Financial management highlights for 2010 fiscal year include:
•	Strict compliance with all financial obligations, with a 24% decline in our annual average indebtedness, as measured in US dollars.
•	Continued implementation of our capital expenditures plan.
In the short term, the most significant factors generally affecting our cash flow from operating activities are: (1) fluctuations in prices for crude oil and oil related products, (2) fluctuations in production levels and demand for our products, (3) fluctuations in margins in the refining and distribution and petrochemicals business units, (4) changes in regulations, such as taxes, taxes on exports, changes in royalty payments and price controls and (5) fluctuations in exchange and interest rates.
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

The table below reflects our statements of cash flow for the fiscal years ended December 31, 2010, 2009 and 2008 under Argentine GAAP and, for comparative purposes, the pro forma results excluding the effect of proportional consolidation of CIESA and Distrilec. Amounts are stated in millions of pesos.

				Excluding Proportional
	With Proportional			Consolidation of CIESA and
	Consolidation			Distrilec (Unaudited)
	2010	2009	2008	2010	2009	2008
Cash and cash equivalent at the beginning of the year	1,552	1,476	1,167	933	1,100	899
Net cash provided by operations	3,043	2,362	2,153	2,523	1,870	1,705
Net cash used in investing activities	320	(1,088)	(1,247)	626	(877)	(1,009)
Net cash used in financing activities	(2,122)	(1,313)	(680)	(2,037)	(1,270)	(574)
Effect of exchange rate change on cash	72	115	83	68	110	79

Cash and cash equivalent at the end of the year	2,865	1,552	1,476	2,113	933	1,100

Cash
As of December 31, 2010, 2009 and 2008, cash and cash equivalents, excluding proportional consolidation of CIESA and Distrilec, were Ps. 2.1 billion, Ps. 933 million and Ps. 1.1 billion, respectively.
Our goal is to maintain excess cash primarily in U.S. dollars and in short-term investments to ensure adequate liquidity levels. We primarily invest in money market mutual funds and overnight deposits.
Operating Activities
Net cash from operations, excluding proportional consolidation of CIESA and Distrilec, totaled Ps. 2.5 billion in 2010, Ps. 1.9 billion in 2009 and Ps. 1.7 billion in 2008.
Net cash from operations increased by Ps. 653 million (or 34.9%), to Ps. 2.5 billion in 2010, from Ps. 1.9 billion in 2009, mainly as a result of a reduction in working capital levels, reflecting the positive results of actions taken in 2010 towards resource optimization, efficient operations and, to a lesser extent, a reduction in interest payments in line with our debt reduction policy.
Net cash from operations in 2009 increased by Ps. 165 (or 9.7%), to Ps. 1.9 billion from Ps. 1.7 billion in 2008, mainly as a result of a reduction in working capital levels, reflecting the positive results of actions taken in 2009 towards resource optimization, efficient operations and financial discipline.
Investing Activities
Net cash from investing activities, excluding proportional consolidation of CIESA and Distrilec, totaled Ps. 626 million in 2010, Ps. 877 million used in investing activities in 2009 and Ps. 1.0 billion used in 2008.
In 2010 fiscal year, we generated net cash from investing activities primarily as a result of divestments totalling Ps. 1.7 billion in 2010, compared to Ps. 613 million in 2009, in both cases representing the net proceeds received from the sale of the 60% interest in PVIE in April 2009.
In 2009 we invested Ps. 119 million in the underwriting of bonds issued by Fideicomiso Financiero de Obra Gasoducto Sur to finance capital expenditures related to the expansion of the transportation capacity of the offshore section of the General San Martín gas pipeline that will cross the Strait of Magellan.
The table below reflects total net capital expenditures, in millions of pesos:

	2010	2009	2008
— Oil and Gas Exploration and Production	775	1,050	1,833
— Petrochemical	48	91	144
— Refining and Distribution	130	97	235
— Gas and Energy	98	110	265
— Corporate	8	11	12

Total capital expenditures	1,059	1,359	2,489
— Divestments	(1,684)	(613)	(1,440)

Total net capital expenditures	(625)	746	1,049

• Oil and Gas Exploration and Production
Capital expenditures in the oil and gas exploration and production business segment totaled Ps. 775 million and Ps. 1.1 billion in 2010 and 2009, respectively. In 2010 and 2009, capital expenditures were mainly focused on improving the basic production curve. Our main capital investments included well drilling, expansion of secondary recovery projects and expansion of surface facilities and compression systems.
Investments were focused in Argentina, primarily in seismic surveys and drilling. In 2010 our investment plan involved the drilling of 53 producing and injection wells and the repair of 88 wells, mainly in the Neuquén basin, in Puesto Hernández, Medanito, El Mangrullo and Sierra Chata areas. In the Austral basin, works in connection with the construction of the crude oil treatment plant in Estancia Agua Fresca area started during 2010, with the plant start up scheduled for the first half of 2011.
• Refining and Distribution
Capital expenditures in the refining and distribution business segment totaled Ps. 130 million and Ps. 97 million in 2010 and 2009, respectively.
At the Bahía Blanca refinery, we performed two major scheduled shutdowns to improve our operational efficiency standards over the next five years. Works in connection with the Refining Quality Adjustment Project which involves the construction of a diesel oil hydro-treatment plant to meet quality specifications set by law in terms of sulphur contents also continued during 2010.
In addition, the Company advanced with the construction of its biofuel projects, with completion of biogasoline-related works in Bahía Blanca and Caleta Paula scheduled for 2011.
• Petrochemicals
In the petrochemicals business segment, capital expenditures totaled Ps. 48 million and Ps. 91 million in 2010 and 2009, respectively.
In 2010 we invested in retroffiting works at the Puerto General San Martín synthetic rubber plant for the purpose of producing in 2011 polymers that meet new European regulatory requirements.
• Gas and Energy
In the gas and energy business segment, capital expenditures totaled Ps. 98 million and Ps. 110 million in 2010 and 2009, respectively.
Construction works in connection with Ecoenergía power plant located at TGS’s General Cerri complex in Bahía Blanca continued during 2010 and are still ongoing. This plant will add 14 MW of renewable energy to the electricity system. Commercial operations are scheduled to start in the second half of 2011.
Financing Activities
Net cash used in financing activities totaled Ps. 2.0 billion, Ps. 1.3 billion and Ps. 574 million, in 2010, 2009 and 2008, respectively.
We paid long-term debt in the amount of Ps. 1.4 billion, Ps. 674 million and Ps. 11 million in 2010, 2009 and 2008, respectively.
•	In 2010 and 2009, we paid at maturity our Class I and H Notes under our US$2.5 billion notes program in an aggregate amount of Ps. 1.4 billion and Ps. 674 million, respectively.
•	In 2008, we repaid bank loans and long-term lines of credit in the amount of Ps. 11 million.

Cash provided by long-term financing totaled Ps. 65 million, Ps. 572 million and Ps. 136 million in 2010, 2009 and 2008, respectively.
•	In 2010, Innova received cash provided by bank financing in the amount of Ps. 65 million
•	In 2009, we received cash provided by bank financing in the amount of Ps. 572 million.
•	In 2008, we and Innova received cash provided by bank financing in the amounts of Ps. 79 million and Ps. 57 million, respectively.
With respect to our short-term financing, in 2010 we repaid short-term debt in the amount of Ps. 399 million. In 2009 and 2008 we repaid short-term debt for Ps. 899 million and Ps. 384 million, respectively.
In addition, pursuant to the resolutions adopted at the General Shareholders’ Meetings held on March 26, 2010, March 27, 2009 and March 28, 2008, we paid cash dividends in the amount of Ps. 275 million, Ps. 269 million and Ps. 315 million in 2010, 2009 and 2008, respectively.

DESCRIPTION OF INDEBTEDNESS
Most of our financial debt and a significant portion of the debt of our main affiliates are denominated in US dollars. The description that follows describes the indebtedness of PESA and its consolidated subsidiaries, unless otherwise indicated.
As of December 31, 2010, total indebtedness, excluding the proportional consolidation of CIESA and Distrilec (companies under joint control with third parties) totaled Ps. 4.0 billion, of which Ps. 3.4 billion was long-term indebtedness. This compares to Ps. 5.5 billion as of December 31, 2009, of which Ps. 3.7 billion was long-term debt. As of December 31, 2010, short-term indebtedness totaled Ps. 584 million, of which Ps. 367 million represents the current portion of long-term obligations and Ps. 217 million represents short-term indebtedness with financial institutions under loan agreements and foreign trade financing.
As of December 31, 2010 notes in the aggregate principal amount of US$587 million were outstanding under the global note program that expired in May 2008.
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
The following represents our debt maturity profile as of December 31, 2010:

						6 or more
	1 year	2 years	3 years	4 years	5 years	years
Millions of pesos	584	392	1,011	11	796	1,194
On June 9, 2005, the Argentine government issued Decree No. 616/05, requiring that any cash inflow to the domestic market derived from foreign loans to the Argentine private sector shall have a maturity for repayment of at least 365 days as from the date of the cash inflow. In addition, at least 30% of the amount must be deposited with domestic financial institutions. This deposit (1) must be registered, (2) must be non-transferable, (3) must be non-interest bearing, (4) must be made in U.S. dollars, (5) must have a term of 365 days and (6) cannot be used as security or collateral in connection with other credit transactions. Export and import financing and primary public offerings of corporate bonds listed on self-regulated markets are exempt from the foregoing provisions among others. This Executive Order may limit our ability to finance our operations through new loans (granted either by Petrobras, any Petrobras related entity, our subsidiaries outside of Argentina or any other foreign financial institution).
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
Cross Default Provisions
Our notes and other bank financings outstanding as of December 31, 2010 include cross default provisions whereby the Trustee under those notes, if instructed by the noteholders representing at least 25% of the related outstanding capital, in the case of the notes or the lender in the cases of the bank financings, as the case may be, may declare all the amounts owed due and payable if any debt of ours or our significant subsidiaries is not paid when due, provided that those due and unpaid amounts exceed the higher of US$25 million or 1% of PESA’s shareholders’ equity at the time such debt is due, and provided further that the default has not been eliminated or cured within 30 days after we have been served notice of the default.
In addition, our Series S notes contain cross default provisions that are triggered if the maturity of any indebtedness of Petrobras or of any of its material subsidiaries in a total aggregate principal amount of $100 million or more is accelerated. The notes contain other customary event of default provisions relating to Petrobras. See “Liquidity and Capital Resources—Financing Activities”.
As of the date of this annual report, we are in compliance with all covenants under our loan agreements and corporate bonds.

FUTURE CAPITAL REQUIREMENTS
We estimate investments in PESA and its subsidiaries for 2011 at approximately US$540 million. This level of investments is part of our strategy for sustained growth, which we have pursued in accordance with growth and expansion targets contemplated in our business plan.
In addition, PESA’s general shareholders’ meeting held on April 6, 2011, approved the distribution of cash dividends in the amount of Ps. 183 million, which were paid on May 2011.
We estimate that our capital expenditure requirements, debt payment obligations, dividends payments and working capital will be financed by cash from operations and by new debt financings and possible divestments.
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
• Oil and Gas Exploration and Production
Our 2011 investment plan is in line with our current reserve replacement and production goals.
Efforts will continue in the Neuquén basin to develop oil reserves through well drilling, and expansion of secondary recovery projects and of relevant surface facilities. In terms of gas production, we expect to carry out well drilling and workover campaigns. We will continue with the development of the El Mangrullo field and the implementation of the tight gas pilot project at the Punta Rosada formation in the Río Neuquén field, for the exploitation of low permeability non-conventional gas reservoirs by using cutting-edge technology.
Investments in the Austral basin will be focused on well drilling for the development and demarcation of oil reserves and on maintenance of the curve of injection to the gas pipeline.
Additionally, we will continue with investment plans focused on exploration activities, particulary those in offshore blocks.
• Refining and Distribution
In 2011, investments will be focused on meeting fuel quality specifications set by law. In addition, major capital expenditures will be made in connection with improving the operational reliability of our refining facilities. Investments will also be made in connection with maintenance of our gas stations network.
• Petrochemicals
At the Puerto General San Martín plant, investments will continue with a focus on reliability projects and maintenance associated with scheduled shutdowns, in order to achieve increased yield and safety in operating processes.
• Gas & Energy
In 2011, investments will focus on completion of construction works at the Ecoenergía power plant and maintenance of the Genelba power plant.

OFF-BALANCE SHEET TRANSACTIONS
Other than the transactions described below, we do not have any off-balance sheet arrangements required to be disclosed by Item 5 of Form 20-F.
OCP Investment’s Letters of Credit
In order to guarantee compliance with the Company’s financial commitments under the ship-or-pay transportation agreement executed with OCP and a portion of OCP’s contractual obligations, we are required to procure letters of credit. These letters of credit are required to remain in effect until December 2018. As of December 31, 2010, we had procured letters of credit for a total amount of about US$85 million. As the letters of credit expire, we will be required to renew or replace them. Otherwise, we would have to deposit cash in amounts equal to our guarantee obligations, which would have a material adverse effect on our cash flows.
CONTRACTUAL OBLIGATIONS
The following table summarizes certain contractual obligations as of December 31, 2010. The table does not include accounts payable. Amounts in the table do not include interest.

	Payments due by period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	(in millions of pesos)
Debt Obligations	3,988	584	1,403	807	1,194
Purchase Obligations
Long-term service agreement (4)	1,022	559	273	43	147
Petroleum services and materials (4)	1,925	1,640	178	54	53
Ethylene (2)(4)	1,759	439	878	442	—
Benzene (3)(4)	3,383	845	1,689	849	—
Oil purchase agreements for Refinery (4)	99	99	—	—	—
Gas transportation capacity with TGS (1)	1,413	209	419	419	366
Gas purchase agreements for Genelba (4)	160	68	76	16	—

Pension Plan	180	16	26	32	106

Total	13,929	4,459	4,942	2,662	1,866

Sales Obligations
Natural gas	1,334	400	340	304	290
Electric power	1,038	272	442	203	121
LPG	1,451	188	266	250	747
Oil	22	22	—	—	—

Total	3,845	882	1,048	757	1,158

(1)	Estimated price Ps. 0.16 million per million cubic meters.

(2)	Estimated average price US$818 per ton (4). Contractual prices are in US dollars. Peso amounts translated using exchange rate as of December 31, 2010.

(3)	Estimated price US$566 per ton (4). Contractual prices are in US dollars. Peso amounts translated using exchange rate as of December 31, 2010.

(4)
Prices are generally determined by formulas based on future market prices. Estimated prices used to calculate the monetary equivalent of these purchase obligations for purposes of the table are based on current market prices as of December 31, 2010 and may not reflect actual future prices of these commodities. Accordingly, the peso amounts provided in this table with respect to these obligations are provided for illustrative purpose only.

The following table sets forth volume information with regards to our commitment under commercial contracts:

	Obligations by period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 Years

Purchase Obligations
Ethylene (in thousands of tons)	540	135	270	135	—
Benzene (in thousands of tons)	1,501	375	749	377	—
Gas transportation capacity with TGS (in millions of cubic meters)	10,128	1,582	3,169	3,165	2,212
Gas purchase agreements for Genelba (in millions of cubic meters)	748	281	374	93	—

Sales Obligations
Natural gas (in millions of cubic meters)	6,076	1,835	1,545	1,432	1,264
Electric power (in GWh)	1,221	302	501	239	179
LPG (in thousands of tons)	334	57	61	54	162
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
Benzene and ethylene supply agreements. These long-term agreements were subscribed by Innova with Brasken, an affiliate of Petrobras formerly known as Copesul. The purpose of these agreements was to ensure the supply of a significant portion of benzene and ethylene, raw materials that are essential for Innova’s production of styrene and polystyrene. These agreements would expire in 2015. However, in March 31, 2011, we agreed to sell our interest in Innova to our controlling company Petrobras. See “Item 4. Information on the Company—Petrochemicals—Brazilian operations”.
Gas Transportation Agreements with TGS. We have entered into firm gas transportation agreements with TGS to provide gas transportation services to our thermal power plant, Genelba. These contracts include firm clauses, which require us to meet our contractual obligations for the entire volume hired, even if no gas is transported. These contracts expire in 2019.
Gas Purchase Agreement for Genelba. Complementing the gas transportation agreements mentioned above, we have entered into natural gas supply agreements with Compañía General de Combustibles. Under these agreements, Compañía General de Combustibles will supply Genelba Plus and Genelba’s natural gas requirements in the event that such supply is not met internally, ensuring both thermal power plants’ abilities to meet their own contractual energy delivery commitments.
Additional Gas Purchase Agreement for Genelba Plus. Complementing the gas transportation agreements mentioned above, we have entered into natural gas supply agreements with Roch Consortium. Under this agreement, this consortium will supply Genelba Plus’ natural gas requirements in the event that such supply is not met internally, ensuring Genelba Plus’ ability to meet its own contractual energy delivery commitments.
Pension Plan. A description of our contractual obligations with respect to our pension plans appears in Note 16 to the financial statements of PESA.

Oil purchase agreements for Refineries. We entered into several purchase agreements with major Argentine oil producers, in order to ensure the supply to our refining business segment.
Sale of Styrene. Innova entered into long-term sale agreements with customers in order to ensure the sale of a significant amount of its styrene production in the Brazilian market. The contract price included in such contracts depends on current international prices. In March 31, 2011, we agreed to sell our interest in Innova to Petrobras. See “Item 4. Information on the Company—Petrochemicals—Brazilian operations”.
LPG and Electric Power Sales. These agreements correspond primarily to sale commitments in order to ensure the sale of LPG and electric power in Argentina.
Natural Gas Sales. These agreements correspond primarily to long-term sales commitments in order to ensure the sale of natural gas in Argentina.

U.S. GAAP RECONCILIATION
We had net income under U.S. GAAP of Ps. 668 million in 2010, as compared to a net income of Ps. 96 million in 2009 and Ps. 434 million in 2008. Under Argentine GAAP, we reported net income of Ps. 610 million in 2010, Ps. 925 million in 2009 and Ps. 776 million in 2008.
There are several differences between Argentine GAAP and U.S. GAAP that significantly affect our net income and shareholders’ equity. The most significant differences in effect on 2010 net income are mainly related to the revaluation of assets held for sale, purchase price allocation’s impact on depreciation of property, plant and equipment, impairment testing and deferred income taxes. See Notes 20 and 21 to our financial statements, which include the reconciliation from Argentine GAAP to U.S. GAAP, as well as an explanation of the main differences between such accounting standards.
RECONCILIATION TABLES
The following tables reconcile PESA results for the years ended December 31, 2010, 2009 and 2008 with proportional consolidation of CIESA and Distrilec (as required by Argentine GAAP), with PESA results as adjusted to reflect the elimination of proportional consolidation of these companies:

	For the Year Ended December 31, 2010
				Without
	With			Proportional
	Proportional			Consolidation
	Consolidation	CIESA(1) (2)	Distrilec(1)	(Unaudited)
	(in millions of pesos)
Net sales	14,442	(694)	(1,096)	12,652
Cost of sales	(10,806)	371	900	(9,535)

Gross profit	3,636	(323)	(196)	3,117
Administrative and selling expenses	(1,746)	63	195	(1,488)
Exploration expenses	(190)	—	—	(190)
Other operating expenses net	(258)	62	19	(177)

Operating income	1,442	(198)	18	1,262
Equity in earnings of affiliates	156	(19)	(17)	120
Financial income (expenses) and holding gains (losses)	(401)	152	17	(232)
Other income, net	(357)	—	—	(357)

Income (loss) before income tax and minority interest in subsidiaries	840	(65)	18	793
Income tax	(201)	33	(9)	(177)
Minority interest in subsidiaries	(29)	32	(9)	(6)

Net income	610	—	—	610

(1)	Both the results of CIESA and Distrilec are proportionally consolidated in the Gas and Energy segment.

(2)	Net of Ps. 55 million in intercompany sales.

	For the Year Ended December 31, 2009
				Without
	With			Proportional
	Proportional			Consolidation
	Consolidation	CIESA(1) (2)	Distrilec(1)	(Unaudited)
	(in millions of pesos)
Net sales	11,972	(686)	(1,069)	10,217
Cost of sales	(8,858)	344	800	(7,714)

Gross profit	3,114	(342)	(269)	2,503
Administrative and selling expenses	(1,668)	57	179	(1,432)
Exploration expenses	(336)	—	—	(336)
Other operating expenses net	(192)	14	19	(159)

Operating income	918	(271)	(71)	576
Equity in earnings of affiliates	210	(22)	10	198
Financial income (expenses) and holding gains (losses), net	(701)	187	15	(499)
Other expenses, net	1,288	1	15	1,304

Income (loss) before income tax and minority interest in subsidiaries	1,715	(105)	(31)	1,579
Income tax	(726)	56	17	(653)
Minority interest in subsidiaries	(64)	49	14	(1)

Net income	925	—	—	925

(1)	Both the results of CIESA and Distrilec are proportionally consolidated in the Gas and Energy segment.

(2)	Net of Ps. 61 million in intercompany sales.

	For the Year Ended December 31, 2008
				Without
	With			Proportional
	Proportional			Consolidation
	Consolidation	CIESA(1) (2)	Distrilec(1)	(Unaudited)
	(in millions of pesos)
Net sales	15,175	(605)	(993)	13,577
Cost of sales	(11,000)	342	743	(9,915)

Gross profit	4,175	(263)	(250)	3,662
Administrative and selling expenses	(1,758)	42	158	(1,558)
Exploration expenses	(238)	—	—	(238)
Other operating expenses, net	(231)	16	17	(198)

Operating income	1,948	(205)	(75)	1,668
Equity in earnings of affiliates	305	(20)	26	311
Financial income (expenses) and holding gains (losses)	(782)	175	(11)	(618)
Other expenses, net	(117)	(56)	—	(173)

Income (loss) before income tax and minority interest in subsidiaries	1,354	(106)	(60)	1,188
Income tax	(508)	56	34	(418)
Minority interest in subsidiaries	(70)	50	26	6

Net income	776	—	—	776

(1)	Both the results of CIESA and Distrilec are proportionally consolidated in the Gas and Energy segment.

(2)	Net of Ps. 34 million in intercompany sales.

The following tables reconcile PESA’s statements of cash flow for the fiscal years ended December 31, 2010, 2009 and 2008 with proportional consolidation as required by Argentine GAAP to these statements as adjusted to reflect the elimination of proportional consolidation of CIESA and Distrilec.

	For the Year Ended December 31, 2010
				Without
	With			Proportional
	Proportional			Consolidation
	Consolidation	CIESA	Distrilec	(Unaudited)
	(in millions of pesos)
Cash and cash equivalent at the beginning of the year	1,552	(520)	(99)	933
Net cash provided by operations	3,043	(154)	(366)	2,523
Net cash used in investing activities	320	71	235	626
Net cash (used) provided by financing activities	(2,122)	48	37	(2,037)
Effect of exchange rate change on cash	72	(1)	(3)	68

Cash and cash equivalent at the end of the year	2,865	(556)	(196)	2,113

	For the Year Ended December 31, 2009
				Without
	With			Proportional
	Proportional			Consolidation
	Consolidation	CIESA	Distrilec	(Unaudited)
	(in millions of pesos)
Cash and cash equivalent at the beginning of the year	1,476	(310)	(66)	1,100
Net cash provided by operations	2,362	(306)	(186)	1,870
Net cash used in investing activities	(1,088)	74	137	(877)
Net cash used in financing activities	(1,313)	24	19	(1,270)
Effect of exchange rate change on cash	115	(2)	(3)	110

Cash and cash equivalent at the end of the year	1,552	(520)	(99)	933

	For the Year Ended December 31, 2008
				Without
	With			Proportional
	Proportional			Consolidation
	Consolidation	CIESA	Distrilec	(Unaudited)
	(in millions of pesos)
Cash and cash equivalent at the beginning of the year	1,167	(196)	(72)	899
Net cash provided by operations	2,153	(314)	(134)	1,705
Net cash used in investing activities	(1,247)	97	141	(1,009)
Net cash used in financing activities	(680)	103	3	(574)
Effect of exchange rate change on cash	83	—	(4)	79

Cash and cash equivalent at the end of the year	1,476	(310)	(66)	1,100

Item 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES
DIRECTORS AND SENIOR MANAGEMENT
PESA Board of Directors
In accordance with the bylaws of PESA, the Company’s Board of Directors is required to meet at least once every three months, and is composed of nine regular members who are elected for a three-year term. One-third of PESA’s directors are elected each year. The shareholders’ meeting may appoint a number of alternate members that may be equal to or lower than the number of regular members to fill any vacancy, in the order of their appointment.
The table below sets forth the current composition of the Board of Directors, as approved by PESA’s general ordinary shareholders’ meeting held on April 6, 2011.

	Year of		Term
Name	Appointment	Position	Expires
José Carlos Vilar Amigo	2010	Chairman	2012
Daniel Lima de Oliveira	2006	Vice Chairman	2011
José Raimundo Brandão Pereira	2009	Director	2011
Christovam Penteado Sanches	2010	Director	2011
Cedric Bridger	2004	Director	2013
Roberto Luis Monti	2003	Director	2013
Juan Fattobene	2011	Director	2013
Carlos Alberto da Costa	2010	Director	2012
Luis Miguel Sas	2003	Director	2012
Carlos Alberto Pereira de Oliveira	2010	Alternate Director	2012
Gustavo Tardin Barbosa (*)	2011	Alternate Director	2011
Eduardo Autran de Almeida Junior	2010	Alternate Director	2011
Solange da Silva Guedes	2011	Alternate Director	2011
Valdison Moreira	2010	Alternate Director	2012
Daniel Casal	2003	Alternate Director	2011
Alejandro Poletto	2008	Alternate Director	2011
María José Perez Van Morlegan	2011	Alternate Director	2013

(*)
The Company’s Board of Directors, at a meeting held on May 10, 2011, considered and resolved to accept the resignation of Pedro Augusto Bonésio from his position as Alternate Director. Given the vacancy of the Alternate Director position and considering the individual and exclusive condition each alternate member has with respect to the relevant regular director, the Company’s Statutory Syndic Committee, upon the powers conferred under Section 258 of the Business Company Law, resolved to appoint Gustavo Tardin Barbosa as Alternate Director to replace the resigning Director.

As approved by PESA’s general ordinary shareholders’ meeting held on April 6, 2011, alternate directors will fill any vacancy in the following order: Carlos Alberto Pereira de Oliveira to José Carlos Vilar Amigo, Pedro Augusto Bonésio to Daniel Lima de Oliveira, Eduardo Autran de Almeida Junior to José Raimundo Brandão Pereira, Solange da Silva Guedes to Christovam Penteado Sanches, Valdison Moreira to Carlos Alberto da Costa, Daniel Casal to Luis Miguel Sas, Alejandro Poletto to Cedric Bridger or Roberto Luis Monti and María José Pérez Van Morlegan to Juan Fattobene.
For the purpose of CNV Resolution No. 368, Cedric Bridger, Roberto Luis Monti, Juan Fattobene, Alejandro Poletto and María José Perez Van Morlegan qualify as independent directors, and the other directors are not independent in accordance with CNV rules. Resolution No. 368 provides that a member of a corporate body shall not be considered independent if that member fits one or more of the following descriptions:
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

The following is a brief summary of the principal business and academic experience of each of our directors:
José Carlos Vilar Amigo (58) has served as a member of and Chairman of our Board of Directors since 2006, and is currently a member of the Compensation Committee. He graduated in Mechanical Engineering from the Federal University of Rio de Janeiro (“UFRJ”). He joined Petrobras in 1977 and served for more than 20 years at the Research and Development Center as automation engineer and, then, as Basic Engineering Manager, participating in natural gas, petrochemical and refining plants projects and exploration and production platforms in the Campos sea basin, in Rio de Janeiro. Since 2000 he has served as a business consultant and took over several executive positions at Petrobras including Operations Support Manager at the Research and Development Center, Project Implementation Manager in the Refining area and Project Implementation Manager at Rio de Janeiro Petrochemical Complex — COMPERJ. He is currently the Executive Manager for Petrobras’ International Area, and is responsible for Petrobras’ operations in Latin America. He has a Masters degree in Education from the University of Rio de Janeiro and obtained an MBA degree for Directors and Managers from Getulio Vargas Foundation. He has completed several technical and managerial training courses including strategic planning, leadership, negotiation, logistics, quality, contract monitoring and Human Resource management. He is currently assistant professor in Engineering at the University of Rio de Janeiro.
Daniel Lima de Oliveira (59) has served as a member of and Vice Chairman of our Board of Directors since 2006. He graduated in 1975 in Mechanical Engineering from the Industrial Engineering School, in S.J. dos Campos (Sao Paulo, Brazil). He joined Petrobras in 1976 as a Supply Engineer in the Commercial Department. In 1982 he moved to Petrobras’s Financial Department where he worked in the Short-Term Credit Division and as Assistant to the General Manager. From 1984 to 1988 he served as Financial Manager of the Petrobras London office. From 1988 to 1992 he worked as Manager at PIB BV, responsible for insurance and financing for PIB BV’s foreign operations. From 1992 to 1995 he served as head of the Medium and Long-Term Credit Division, responsible for raising funds for PIB BV’s investment program. From 1995 to 1999 he was assigned to Petrobras’s New York Office as Financial Manager, responsible for negotiating trading lines, supporting the Head Office in structured transactions, Investor Relations and liaising with U.S. and Canadian export agencies. From September 1999 to July 2005 he was designated Deputy Executive Manager of the Financial Department, responsible for coordinating financial activities among several subsidiaries. In this position he has served on the Board of Directors of the following subsidiaries: Braspretro Oil Services Company (“BRASOIL”), CATLEIA, PIB BV, Petrobras Participaciones S.L. (“PPSL”), Petrobras Oil & Gas B.V. (“POG”), Petrobras Middle East B.V. (“PEMID”), Petrobras Europe Limited (“PEL”) and Petrobras Frade Inversiones S.A. (“FRADE INVERSIONES.”). In March 2004, he was appointed member of the REFAP S.A.’s Board of Directors. From July 2005 to March 2006, he served as Executive Manager of Petrobras’s Corporate Finance Department and from April 2006 he has served as Corporate Financial Executive Manager of Petrobras.
José Raimundo Brandão Pereira (54) has served as a member of our Board of Directors since 2009. He graduated in 1979 in Civil Engineering from the Universidad Estadual do Maranhão (UEMA). He joined Petrobras in 1980, where he specialized in Oil Engineering. During his career at Petrobras, he has held different administrative and managing positions, including service as the Executive Manager for Marketing and Commercialization for the Supplying Direction and Petrobras International Finance Company Director, both of which he has held since June 2008. In September 2008, he was designated Director of PIB BV. He worked in several areas within Petrobras (exploration and exploitation, international and downstream) and was resident in Bolivia (1999-2001) and Colombia (2001-2005). Has served as General Manager of maritime transport at the Head Office in Brazil (2005-2008). He has attended courses on technical and managing training in Brazil and abroad, including a specialization training course in Managing Competencies at Fundación Dom Cabral (Brazil), a course on Strategic Negotiation and Competitive Decision at Harvard Business School (USA) and courses on Oil Well Perforation at the Universidad Petrobras and Universidad Federal de Ouro Petro (Brazil).
Christovam Penteado Sanches (53) has served as a member of the Board of Directors since 2011. He graduated in Geological Engineering in the Federal University of Ouro Preto (UFOP), Mina Gerais, Brazil, in 1981. In 1983, he got a postgraduate degree in Reservoir Geoengineering in the above mentioned University. He joined Petrobras in 1983, and worked in the Research and Development Centre (CENPES) and in sedimentary basins in the Northeast of Brazil. Over the past 25 years, he has served as geologist of exploration and exploitation of reservoirs in the business unit of Bahía. Since 1990, he held technical managerial positions, until he was appointed Production Engineering Manager in the same business unit. From April 2008 to date, he has served as Executive Manager of Exploration and Production for the North-Northeast region.

Cedric Bridger (75) has served as a member of our Board of Directors since 2004, and is currently a member of the Audit Committee. He graduated in Public Accounting in London from the Association of Certified and Corporate Accountants, where he initiated his professional activities. He joined FADIP S.A. (later Hughes Tool Co. S.A.) in Buenos Aires in 1964, where he was Financial Manager. Subsequently, he became General Manager of the company in Brazil and was ultimately appointed its Vice President of Operations for Latin America. From 1992 to 1998, he was Vice Chairman of the Finance Department at YPF S.A. In April 1998, he retired from YPF S.A. and took a position as Director of Banco Hipotecario and since 2003 he has been a member of the Board of Directors of IRSA Inversiones y Representaciones S.A.
Roberto Luis Monti (72) has served as a member of our Board of Directors since 2003, and is currently a member of the Audit Committee and of the Compensation Committee. He graduated in Electromechanical Engineering. He received a Master of Electronic Engineering from the Universidad de Buenos Aires (“UBA”), and an MBA from the American Management Association, New York. For 32 years he worked for Schlumberger, where he was Vice-Chairman of Wireline Operations, Chairman of Anadrill, Chairman of Wireline & Testing for Europe, Africa, Middle and Far East and Latin America, and Chairman of Dowell at a worldwide level during the period from 1981 to 1995. From 1995 to 1997 he served as Chairman and CEO of Maxus Energy Corporation. From 1997 to 1999 he served as Chairman and CEO of YPF S.A. In 2000, he served as Vice Chairman of Exploration and Production and Vice Chairman of the Board of Directors in YPF S.A. In addition, he currently serves as member of the Board of Directors of Tenaris S.A.
Juan Fattobene (60) has served as a member of our Board of Directors since 2011. He graduated in 1969 in Geology in the National University of Córdoba. In 1976, he got a postgraduate degree as a geologist specialized in engineering in the Oil Institute of the University of Buenos Aires. Additionally, he was visiting student at the University of Texas in 1982 and 1983. From 1977 to 1988, he worked in YPF, and held offices as project assistant, geologist of the Programming Division and Head of Geology. In 1988, he served as Field Geologist for Capsa S.A. and in 1989 and 1990, as Head of Reservoirs. He is the co-founder of Equilibrium S.A., a company whose activity is the performance of environmental impact studies, geological and hydrogeological aspects, works and tasks monitoring in oil and gas fields, where he served as Director from 1993 to 1997. In 1998 and 2007, he served as Deputy President at Roch S.A., in charge of the technical and operations area. From September 2007 to March 2008, he served as Director of Juan J. Fattobene y Asociados and provided advice to companies on activities related to exploration and exploitation of fields. Since April 2008 up to date, he has served as Chairman at Exe Energía S.A.
Carlos Alberto da Costa (57) has served as a member of our board of director and as Chief Executive Officer since 2010, and is also a member of the Compensation Committee. He graduated in Geology from the Universidad Federal Rural de Rio de Janeiro and completed a Ph.D. in Geophysics from the Universidad Federal de Bahia, Brazil. He held different managing positions within Petrobras, including: General Manager for Petrobras Argentina S.A., Vice-Chairman of MEGA S.A., Director of EG3 S.A., Business Coordinator of Venezuela, Exploration Manager of the International Area, and General Manager of Petrobras Uruguay’s gas distributing companies. In addition, he is currently a member of the Board of Directors of Petrolera Entre Lomas S.A., Petrobras Energía Ecuador Ltd, Petrobras Energía de México S.A. de C.V., Atalaya Energy S.R.L., Canadian Hunter S.A., Petrobras Energía Internacional S.A., and Petrobras Energía Colombia Ltd.
Luis Miguel Sas (48) has served as a member of our Board of Directors since 2003, and as Chief Financial Officer since May 2004. He graduated in Public Accounting from UBA and holds an MBA from the Instituto de Altos Estudios Empresariales — Universidad Austral. He joined Petrobras Argentina in 1984. In 1990 he was appointed Head of the Financial Operations Department for Telecom. He worked as head of Petrobras Argentina’s money desk and in 1997 he was appointed Corporate Finance Manager, in charge of capital markets and project financing. In January 2000, he was appointed Chief Financial Officer of Edesur S.A. He served as Financial Manager at PESA between May 2001 and May 2004. In addition, he currently serves as Chairman of Petrobras Hispano Argentina S.A. and is member of the Board of Directors of Petrolera Entre Lomas S.A. and Petrobras Energía Internacional S.A. He is also a member of the Executive Boards of FIEL (Foundation for Latin American Economic Research) and IAEF (Argentine Institute of Financial Executives).
The following is a brief summary of the principal business and academic experience of each of our alternate directors:
Carlos Alberto Pereira de Oliveira (53) has served as an alternate member of our Board of Directors since 2010. In 1980 he graduated in Mechanical Engineering from the Instituto Militar de Ingeniería (Engineering Military Institute) in Rio de Janeiro and with a Bachelor’s degree in Business Administration from UFRJ and in 1990 he received a Master Degree in Finance and Investment in Rio de Janeiro’s Pontificia Universidad Católica. In 1997, he completed a specialization in Oil Finances and Management at the University of Texas, Texas, USA. He joined Petrobras in 1981, and has worked in different operative areas and has held different executive positions. From 1999 to 2003, he served as Oil and Gas Exploration and Production Executive Manager. Between 2003 and 2008, he served as a member of the Board of Directors of Petrobras Argentina, as Executive Director of Petrobras Argentina’s oil and gas exploration and production business segment, as a Chairman of the Board of Directors of Petrobras Energía Perú S.A., and as a member of the Board of Directors of Petrolera Entre Lomas S.A. In 2008, he became Executive Manager for Petrobras’s International Businesses Technical Support division. Since 2010, he has served as Director of Petrobras Venezuela Investments & Services B.V.

Gustavo Tardin Barbosa (50) has served as an alternate member of the Board of Directors since 2011. He graduated in Civil Engineering from Pontificia Universidade Católica do Rio de Janeiro in 1985. He also holds an MBA from Fundação Getulio Vargas (1992), post graduate studies in Corporate Finance from London Business School (1996) and Advanced Management from Wharton School (2002). He joined Petrobras in 1986 where he has held several senior financial positions including Controller of Petrobras International (1993-1994), Chief Financial Officer of Petrobras UK (1994-1999), Executive Manager of Financial Planning and Risk Management of Petrobras (1999-2003) and Chief Financial Officer of Petrobras America (2003-2011). In 2011, he was appointed by Petrobras to serve as Executive Manager of Corporate Finance.
Eduardo Autran de Almeida Junior (48) has served as an alternate member of the Board of Directors since 2011. he graduated in 1985 in Electrical Engineering in the Pontifical Catholic University of Río de Janeiro. He joined Petrobras as the Supplies Manager. In 1990, he did a course in Systems Analysis in Petrobras and a master in Computing Sciences in the same Pontifical Catholic University of Río de Janeiro. In addition, in 2000, he concluded his Master in Business Administration in COPPEAD. In Petrobras, he held important positions in his career, out of which we can remark the period between 1999 and 2006, where he served as Supplies Manager based in Singapore. Since 2006, he served as Supplies General Manager until 2010, when he was appointed Supplies Executive Manager, position which he holds currently.
Solange da Silva Guedes (50) has served as an alternate member of the Board of Directors since 2011. She graduated in Civil Engineering in the Federal University of Juiz de Fora in 1982. She joined Petrobras in 1985; in that same year, she did a specialization course in Oil and Production Engineering in Petrobras University. In 1988, she got an M.Sc. in Civil Engineering in the UFRJ. In 1998, she attended a Doctorate programme in the State University of Campinas (UNICAMP). In November 2000, she was appointed Reservoir Manager of Marlim Sur of the Exploration and Production Business Unit. From February 2003 to May 2008, she served as the Exploration and Production Executive Manager for the north and northeast region, and since May 2008, she has served as Production Engineering Executive Manager in the Exploration and Production Business Unit.
Valdison Moreira (55) has served as an alternate member of our Board of Directors since 2010 and as Executive Industrial Director since April 1, 2009. He graduated in Chemical Engineering in 1980 from UFRJ and obtained an MBA from the IBMEC of Sao Paulo, Brazil. He joined Petrobras in 1980 as Petroleum Processing Engineer. He occupied several managerial positions for Petrobras in Brazil, such as Production Manager in the Henrique Lange Refinery (1985-1996) and General Manager in the Capuava Refinery (1996-1999), in the Gabriel Passos Refinery (1999-2000) and in the Paulinia Refinery (2001-2005). From 2005 to 2007, he served as Refining Coordinator in Rio de Janeiro. From 2008 to 2009, he served as Downstream Senior Vice Chairman in Petrobras America Inc. In addition, he serves as Vice Chairman at the Instituto Latinoamericano de Calidad. He is currently a member of the Board of Directors of Refinería del Norte S.A. and Petrobras Energía Internacional S.A.
Daniel Casal (55) has served as an alternate member of our Board of Directors and as Executive Director of Legal Affairs of Petrobras Argentina since 2003. He graduated in Law from the Universidad Cátolica Argentina in 1980. He joined Petrobras Argentina in 1991. He also serves as a member of the Board of Directors of TGS, CIESA, Distrilec, Petrobras Energía Colombia Ltd, Petrobras Finance Bermuda and Petrobras Electricidad de Argentina S.A.; as Managing Director of Petrobras Holding Austria GMBH and as alternate Director of Edesur S.A., Petrobras Energía Internacional S.A. and Petrolera Entre Lomas S.A.
Alejandro Poletto (38) has served as an alternate member of our Board of Directors since 2008. He graduated in Law from the Universidad Católica Argentina in 1998 and received a Master Degree in Law (LL.M.) from Cornell University Law School, Ithaca, New York. He has previous experience as an associate lawyer for the law firms Marval, O’Farrell & Mairal, and Cárdenas, Cassagne & Asociados in Buenos Aires. He also worked as a foreign associate for Skadden, Arps, Slate, Meagher & Flom LLP’s New York office. Since September 2007, he has been a partner with the law firm Estudio Beccar Varela y Asociados (formerly Fortunati & Asociados).
María José Perez Van Morlegan (36) has served as an alternate member of the Board of Directors since 2011. She graduated in Law from the Universidad Católica Argentina. From 1995 to 1998, she worked in the Legal Department of Ford Motors, and since 1998 she has worked in the main law firms in Argentina. She has a renowned career in commercial and financial law. From 1998 to 1999, she was a lawyer at Marval, O Farrell & Mairal. Then, she was appointed Associate for the Cabanellas, Etchebarne, Kelly & DellOro Maini law firm. She served as Senior Associate at Fortunati & Asociados law firm until 2009. Currently, she is the Legal Manager at the sustainability guarantee fund of the ANSES.

Administration and Organization
PESA’s operations are divided into four business segments that are in turn supported by corporate functions. The four business segments are: oil and gas exploration and production; refining and distribution; petrochemicals and gas and energy.
PESA is managed by a committee made up of five members: the Chief Executive Officer, the Chief Financial Officer, the Director of Oil and Gas Exploration and Production, the Industrial Director and the Marketing Director. Operations are managed through standardized processes that facilitate and secure coordination between the different units and groups. Delegation of authority is encouraged for the purpose of promoting efficiency. In addition, the scope of the delegation of authority is clearly and expressly determined through systemized approval limits for risk minimization purposes. Our internal control system is supported by coordination among the areas responsible for managing businesses and administering them on a centralized basis, always within the framework of the policies established by the executive committee. Operating and administrative processes are jointly supported by administrative procedures, highly reliable information systems, production of periodic management control reports, performance appraisals and fluid communication.
PESA Executive Officers
The table below sets out the names and positions of PESA’s executive officers:

Name	Position

Carlos Alberto da Costa	Chief Executive Officer
Luis Miguel Sas	Chief Financial Officer
Gustavo Fernández Martínez	Director of Oil and Gas Exploration and Production Segment (Acting Director)
Clóvis Corrêa de Queiroz	Marketing Director
Valdison Moreira	Industrial Director
Daniel Casal	Director of Legal Affairs
José Carlos Caino de Oliveira	Executive Manager of Gas and Energy Segment
Juan Martín D’Agostino	Executive Manager of Quality, Environmental and Safety Occupational Health
Alfredo Guía y Díaz	Executive Manager of Planning and Management Control
Adelson Antonio da Silva	Executive Manager of Human Resources
Juan Zajdman	Executive Manager of Communications

The following is a brief summary of the principal business and academic experience of PESA’s executive directors and executive officers of the Company (for the summary regarding those who are directors, see above).
Gustavo Fernández Martínez (43) has served as Acting Executive Director of oil and gas exploration and production business segment since 2010. He graduated in Civil Engineering from the Universidad Nacional del Sur (Bahia Blanca, Argentina) and obtained an MBA from the IAE at the Universidad Austral, Argentina. He joined the Company in 1996. He held different managing positions, such as Planning and New Ventures Manager in Venezuela, Planning Manager and Portfolio New Ventures and Joint Ventures Manager in the oil and gas exploration and production business segment. In addition, he is currently a member of the Board of Directors of Petrolera Entre Lomas S.A., Atalaya Energy S.R.L. and Canadian Hunter S.A.
Clóvis Corrêa de Queiroz (60) has served as Executive Marketing Director since 2008. He graduated in Mechanical Engineering from UFRJ. He has participated in various executive training programs in several business schools, in Brazil and abroad. He has held several managerial positions in Brazil, and more recently was Chairman of Petrobras Uruguay. He was also a member of the Board of Directors of Distribuidora de Gas de Montevideo S.A., Conecta S.A. and Petrobras Uruguay Distribución S.A. He is currently the Chairman of Eg3 Red S.A. and Petrobras Finance Bermudas S.A., and a member of the Board of Directors of Petrobras Energía Internacional S.A.
Jose Carlos Caino de Oliveira (54) has served as Executive Manager of gas and energy business segment since December, 2009. He graduated in Electronic Engineering from UFRJ and obtained an MBA of Oil and Gas from CVC School, London. He also participated in the Advanced Management Program from USP, Sao Paulo. He joined Petrobras in 1980, where he specialized in Equipments Engineering. He occupied several managerial positions for Petrobras in Brazil, Bolivia, Argentina, Peru and Ecuador and in several areas, such as Equipment’s Development and Nationalization, Maintenance’s Planning and Control, Facility’s Engineering, Industrial and Civil Engineering, Maintenance Engineering, Logistic Superintendence, Goods and Services Procurement. He is currently the Chairman of Distrilec, Petrobras Electricidad de Argentina S.A., Petrobras Energia Internacional S.A., Enecor and World Energy Business S.A., and the Vice Chairman of Edesur S.A.
Juan Martín D’Agostino (43) has served as Executive Manager of Quality, Environmental and Safety Occupational Health since 2008. He graduated in Chemical Engineering from UBA and obtained an MBA from the Graduate School of the Engineering Faculty at UBA. He joined the Company in 1992. In 1997, he served as Commercial Manager, in 2000 as Engineering Manager and in 2007 Quality, Environmental and Safety Occupational Health Manager in the Commercial Downstream Business Unit.
Alfredo Sergio Guía y Díaz (54) has served as Executive Manager of Planning and Management Control since 2008. He graduated in Economic Sciences with specialization in Business Administration from Universidad Nacional de La Plata. He joined the Company in 1997. He was responsible for the Planning and Management Control Department of the refining and petrochemicals business segment and for the Management Control Department of Oil and Gas Exploration and Production and Gas and Energy. He has served as a member of the Board of Directors of Petrobras Argentina’s controlled and related companies. He also has served as Performance Appraisal Manager for the Southern Cone Region within Petrobras’ International Area. He is currently a member of the Board of Directors of Petrolera Entre Lomas S.A. and an alternate member of the Board of Directors of Petrobras Energía Internacional S.A.
Adelson Antonio da Silva (54) has served as Executive Manager of Human Resources since 2010. He graduated as a Certified Public Accountant from Nilton Paiva Ferreira University, in Belo Horizonte, and as a Lawyer from Candido Mendes University, in Río de Janeiro. He obtained a specialization degree in tax law from Sá University and holds an Executive/Marketing MBA degree from COPPEAD-UFRJ in Rio de Janeiro. He joined Petrobras over 30 years ago and held several positions, mainly in the Human Resources, Accounting, Finance, Commercial and Business Development areas. He served as Executive Manager of Planning and Management Control at Petrobras Argentina and as Director of some companies related to the Company during 2003, 2004 and 2005. He served as Manager of Strategy, Planning, Portfolio Management and Project Management in the Internacional Area.
Juan Eduardo Zajdman (43) has served as Executive Manager of Communications since 2011. He graduated with a BS in Business Administration from Merrimack College, MA. Having served in Marketing Areas in the retail and banking industries, he joined the Company in 2006 as Advertising & Sponsorships Manager. In 2008 he was also responsible for Internal Communications, and in 2009 Product Marketing was also added to his responsibilities within the Advertising, Sponsorships & Marketing area.

COMPENSATION
Compensation of the members of the Board of Directors is determined at the Ordinary Shareholders’ Meeting in compliance with the Law No. 19,550 (“Business Companies Law”). The maximum amount of compensation that the members of the Board of Directors may receive, including salaries and any other form of compensation for the performance of technical, administrative, or permanent functions, may not exceed 25% of our profits. Such amount is 5% in the event that no dividends are distributed to the shareholders and is increased pro rata on the basis of the dividend distribution, up to the 25% cap. In the event that one or more directors serve as members of a special committee or perform technical or administrative functions, and profits are reduced or non-existent, and, consequently, the preset limits are exceeded, compensation in excess of the limit may only be paid with the prior express approval by shareholders at an ordinary shareholders’ meeting.
In PESA, the compensation policy for executive officers includes annual cash compensation and a benefits program. The annual cash compensation is determined based on the characteristics and responsibilities of the relevant position and the executive officer’s qualifications and experience and benchmark information. Such compensation consists of a monthly fixed compensation and annual variable cash bonus dependent upon Petrobras Energía’s results of operations and the achievement of individual goals and objectives. Benefits granted to executive officers are similar to those granted to employees generally, such as life insurance, health care plan, meal allowance and defined benefits pension plan, which are described in the Financial Statements.
No contracts for services were entered into between the directors and the Company or any of our subsidiaries that provide for benefits after termination of their office, other than as provided by law.
In 2010, PESA paid an aggregate of approximately Ps. 12.5 million to its directors and executive officers. The members of our Board of Directors and our executives do not receive compensation in the form of stock or equity. For information related to amounts set aside for pension and retirement benefits, see Note 16 to our financial statements.

BOARD PRACTICES
Audit Committee
Pursuant to the Regime concerning transparency in public offerings approved by Decree No. 677/01, Argentine public companies must have an audit committee composed of three or more members of the board of directors.
On May 21, 2003, our Board of Directors approved the implementation process required under CNV General Resolution No. 400/02 for audit committees. In compliance with these resolutions, at the shareholders’ ordinary meeting held on March 19, 2004, PESA amended its bylaws by adding a provision related to the structure and operation of the Audit Committee.
On May 7, 2004, the Board of Directors created the Audit Committee and, in compliance with its duties, the Audit Committee approved its charter. At the Board of Directors meeting held on April 6, 2011, Cedric Bridger, Roberto Luis Monti and Juan Fattobene were appointed as regular members of our Audit Committee and Alejandro Poletto and María José Perez Van Morlegan were appointed as alternate members. Each of the members of the Audit Committee satisfies the independence requirements of Rule 10A-3 of the Exchange Act.
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
The Audit Committee is composed of three regular members and an equal or lower number of alternate members that are appointed by the Board of Directors from among its members. Directors having sufficient experience and ability in financial, accounting or business matters are eligible to become members of their Audit Committee. All members of the Audit Committee must be independent in accordance with applicable SEC standards and a majority must be independent in accordance with the standards of the CNV. See “—Directors and Senior Management — Board of Directors”. The audit committees may adopt their own internal regulations.

Once every year our Audit Committee prepares a working plan with respect to its goals and work schedule for the fiscal year to be reported to our Board of Directors. The remaining directors, members of the Statutory Supervisory Committee, managers and external auditors may, at the Audit Committee’s request, attend the Audit Committee’s meetings, assist the Audit Committee and provide it with any information available to them. For a better performance of its duties, the Audit Committee may retain, on the Company’s account, advisory services of counsel and other independent professionals. The Audit Committee shall have access to the information and documentation deemed necessary for the fulfillment of its functions.
Our Audit Committee has the following principal powers and responsibilities:
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

Compensation Committee
In order to better supervise salary and compensation matters, our Board of Directors created a compensation committee at its October 6, 2006 meeting. The main purpose of this committee is to assure the compliance with, and revise whenever necessary, policies relating to compensation that aim to provide the company with greater flexibility to make more effective decisions. The compensation committee meets monthly to approve matters relating to compensation policy, including compensation subject to our and the employee’s performance. The compensation committee, composed of Directors Roberto Luis Monti, José Carlos Vilar Amigo and Carlos Alberto da Costa, must report to the Board of Directors at least semiannually.
Statutory Supervisory Committee
PESA has a Sindicatura (the “Statutory Supervisory Committee”) that is comprised of three members and three alternate members.
The table below sets out the name, year of appointment and position of each person on the Petrobras Energía Statutory Supervisory Committee, approved by the ordinary shareholders’ meeting held on April 6, 2011:

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
Justo Federico Norman, Rogelio Norberto Maciel, Mariana P. Ardizzone and María Laura Maciel are lawyers and work at Maciel, Norman & Asociados Law Office, which has professional relations with and charges fees to us, our controlling companies and our affiliates.
Olga M. Morrone de Quintana is a public accountant and works at Estudio Morrone de Quintana, Seoane & Quintana, which has professional relations with and charges fees to us and certain of our affiliates.

The following is a brief summary of the principal business and academic experience of the members of the Statutory Supervisory Committee listed in the table above:
Juan Carlos Cincotta (66) graduated in public accounting from UBA. He is currently head of Cincotta Asesores, Auditores y Consultores, and formerly a partner at Pistrelli, Henry Martin y Asociados (Ernst & Young). He specializes in external audits of major public and private entities, and consulting in accounting, social and corporate governance issues. He is a member of the Special Commission on Accounting and Auditing Regulations (CENCyA) of FACPCE and Member of the Developing Nations Committee of the International Federation of Accountants (“IFAC”). He is Vice President of the Public Accounting Professional Practice Commission of CPCECABA. He lectures on topics within his special field of work in specialized entities in Argentina and abroad. He published several works on accounting, corporate and audit matters in different technical magazines.
Justo Federico Norman (66) earned his law degree from the Universidad Cátolica Argentina, and is a partner with Maciel, Norman & Asociados in Buenos Aires. He has extensive experience in the general practice of law and in the fields of energy, natural resources, oil and gas regulations and environmental issues, and is renowned in the litigation and international arbitration fields. He is a member of the Association of International Petroleum Negotiators where he has served as Regional Secretary (2001-2004), the International Bar Association, and Rocky Mountain Mineral Law Foundation. He has represented and currently represents companies such as Anadarko Petroleum Corporation, ANR Pipeline Company (Coastal), Apache Corporation, BHP Petroleum (Americas) Inc., British Gas, Devon Energy Corporation, Parker Drilling, and Petroliam National Berhad (Petronas). He is a Regular Director of Petronas Argentina S.A. and Apache Petrolera Argentina S.A., among others.
Rogelio Norberto Maciel (74) earned his law degree from the Universidad de Córdoba, and is a founding partner of Maciel, Norman & Asociados Law Office. He is a renowned lawyer in the litigation and international arbitration fields. He was one of the members of the Argentine Aeronautical Code Drafting Committee and was a member of the Argentine delegation to the International Civil Aviation Association. He is a member of the Buenos Aires Oil Club, the international Bar Association (IBA), the Association of International Petroleum Negotiators, and the Rocky Mountain Mineral Law Foundation. He is Vice Chairman of Petronas Argentina S.A., a Regular Director of BHP Petroleum (Argentina) S.A. and an Alternate Director of Petrolera Rio Alto S.A., among others.
Olga M. Morrone de Quintana (75) is a partner of Morrone de Quintana, Seoane & Quintana. She graduated in public accounting from UBA in 1965. She is currently a member of the statutory supervisory committee of Petrolera Entre Lomas S.A., Petrobras Energía Internacional S.A., World Energy Business S.A. and Propyme SGR.
Mariana P. Ardizzone (38) earned her law degree from the UBA. She holds a Master of Laws degree from the University of Michigan a post-graduate degree in Business Administration and Electric Energy and Natural Gas Markets at the Instituto Tecnológico de Buenos Aires. She is a member of the Association of International Petroleum Negotiators and the Rocky Mountain Mineral Law Foundation. Since July 2001, she has been a lawyer with Maciel, Norman & Asociados in Buenos Aires.
María Laura Maciel (48) earned her law degree from the Universidad Católica Argentina. She completed postgraduate courses in Private International Law and in Aviation Law at American University in Washington D.C. (1986), and postgraduate courses with the International Association of Air Transportation, Montreal, Canada (2004-2005). She is currently an associate attorney with Maciel, Norman & Asociados in Buenos Aires.
Total compensation for the members of the Statutory Supervisory Committee of PESA in 2010 was Ps. 0.3 million.

EMPLOYEES
The following table sets forth the number of PESA employees by business segment for the fiscal years ended December 31, 2010, 2009 and 2008.

	As of December 31,
	2010	2009	2008
Oil and gas exploration and production	673	708	856
Refining and distribution	1,604	1,659	1,857
Petrochemical	793	1,112	1,197
Gas and energy	21	24	119
Corporate	739	823	795

Total	3,830	4,326	4,824

As of December 31, 2010, approximately 41% of our workforce consisted of members of labor unions and had entered into collective bargaining agreements with the Company and our subsidiaries. We have historically maintained good relations with our employees and labor unions. However, during 2008, we and other oil production companies in Argentina were engaged in collective bargaining with various unions representing workers engaged in production activities. Certain unions of private, senior and chemical oil workers were not subject to the general national framework governing conflict situations, which resulted in direct actions, such as strikes, that negatively affected the operations of many Argentine production companies, including us. PESA actively participated in the bargaining and negotiation processes that led to the signing of new collective bargaining arrangements, which allowed us to carry out normal operations. During 2009 and 2010, we conducted different negotiations with unionized employees engaged in upstream operations in Argentina, which, in a scenario of economic contraction, were focused on maintaining jobs and workstreams. See “Item 3-Risk Factors-Factors relating to our business-We could be subject to organized labor action.”
PESA maintains an employee defined contribution plan and two defined benefit pension plans. See Note 16 to our financial statements.
SHARE OWNERSHIP
To our knowledge, none of our directors or members of our senior management owns more than 1% of PESA’s outstanding shares.

Item 7. MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS
MAJOR SHAREHOLDERS
Our share capital consists of 1,009,618,410 Class B shares, which have a nominal value of Ps. 1.00, and are each entitled to one vote per share.
Petrobras, through its subsidiary PPSL, holds 67.2% of the outstanding shares of PESA.
The table below sets forth certain information as of April 30, 2011 with respect to the ownership of PESA’s capital stock by each shareholder who is known to us to be the owner of more than 5% of such shares.

	Class B Shares
		% of the Total
Shareholder	Number of Shares	Outstanding Shares
PPSL	678,395,778	67.2%
ANSES	98,528,890	9.8	%(1)
(1)
corresponds to holdings identified on information provided by Caja de Valores as of April 30, 2011. In relation with possible holdings in the form of ADSs in the NYSE, such information is not available.

On November 20, 2008, the Argentine Congress passed Law No. 26,425 unifying the Argentine pension and retirement system into a system publicly administered by the Administración Nacional de la Seguridad Social (National Social Security Agency , or “ANSES”), eliminating the retirement savings system previously administered by private pension funds under the supervision of a governmental agency. In accordance with the new law, private pension funds transferred all of the assets administered by them under the retirement savings system to ANSES. As October 31, 2008, these funds held 13% of the outstanding shares of one of our predecessor companies, PEPSA. In addition, ANSES was subject to the same investment rules, prohibitions and restrictions that were applicable to the Argentine private pension funds under the retirement savings system, including Sections 75 and 76 of Law No. 24,241, which limited the voting rights of private pension funds in shareholders’ meetings to 5% of the relevant company’s shares. On April 13, 2011, paragraph f) Section 76 of Law No. 24,421 was repealed by Decree No. 441/2011 which provides that ANSES may exercise fully its voting rights in the companies in which it has an interest without the 5% limitation described above. Under such decree, the ANSES may be able to appoint board members in the board of directors of companies according to its holding of shares.
ANSES’s votes at the shareholders meeting on April 6, 2011 were limited to 5% of the total outstanding votes of PESA.
RELATED PARTY TRANSACTIONS
General conditions:
Related party transactions are carried out in the ordinary course of our operations at market conditions. We believe that the terms of these transactions are comparable to those offered by or that could be obtained from non-related third parties.
Sales of companies:
In March 31, 2011 through our subsidiary Petrobras Energía Internacional S.A., we agreed to sell our interest in Innova to Petrobras in an amount of US$332 million that implies the discontinuation of our operations in Brazil and resulted in a gain of Ps. 723 million before considering the effects of income taxes and the reclassification of deferred results of Ps. 134 million for Argentine GAAP purposes. On April 2011, we received US$228 million and the remaining US$104 million are due in September 30, 2013 , or any earlier date upon mutual agreement of the parties, the outstanding balance bears interest at LIBOR (12 months) until the date of its payments.
In April 2009, we sold our 60% equity interest in PVIE (40% was transferred to PIB BV in December 2007, as described below), a holding company whose main asset is the ownership of 99.79% of the capital stock of Petrobras Energía Perú S.A., to PIB BV, a subsidiary of Petrobras, for total consideration of US$619.4 million. As a result of this transaction, we recognized a gain on the sale of approximately Ps. 1.6 billion, before income tax.

In December 2007, we sold the initial 40% of our equity interest in PVIE to PIB BV for US$423.3 million. As a result of this transaction, we recognized a gain of Ps. 1.0 billion in the year ended December 31, 2007. The agreed upon price also includes a contingent compensation in favor of the Company that reflects the market value of the “Kinteroni Prospect” or, alternatively, the non-participation of the buyer and its respective compensation. Such compensation, to be defined by the parties, results from the gas and condensate discovery made at the “Kinteroni Prospect” in Lote 57 in January 2008. We estimate to conclude negotiations relating to the determination of the amount of the contingent compensation during 2011.
Financing:
We have entered into several financing arrangements with subsidiaries of Petrobras, as explained below.
In 2005, we entered into a US$200 million loan agreement with PIB BV (as lender). The loan had a 10-year maturity and accrued interest at a rate of 7.22% per annum, plus taxes. This loan was repayable at any time without penalty, and was fully prepaid on April 5, 2011.
In February 2008, we approved placement of a short-term financial surplus in PIB BV, up to US$300 million, at a monthly payable nominal annual interest rate equivalent to 30-day Libor plus 0.15%, due July 2008. The loan was partially renewed at maturity for 200 U$S million. In December 2008, the outstanding balance was refinanced by two new loans totaling US$120 million: (i) a US$107 million loan between PIB BV and PESA and (ii) a U$S13 million loan between PIB BV and Petrobras Holding Austria GMBH, a subsidiary of PESA, both pre-payable and maturing December 2009. US$30 million were paid on these loans before maturity and US$90 million were paid at maturity. As of December 31, 2010, there is only one loan outstanding between PIB BV and PESA, in the aggregate amount of US$90 million, due December 2011.
In 2007, we issued US$300 million Class S corporate bonds, secured by a Standby Purchase Agreement provided by Petrobras.
In December 2009, we took two loans in the aggregate amount of US$150 million, secured by Petrobras: one loan granted by Banco Itaú Europa, in the amount of US$100 million, to be repaid in 7 semi-annual installments with final payment date in December 2013, and a second loan granted by HSBC Bank USA in the amount of US$50 million, due June 2012. In March 2011, the HSBC Bank facility was prepaid and as a consequence, its guarantee was cancelled.
Commercial operations:
In the ordinary course of business, we enter into transactions with Petrobras affiliates to import and export crude oil and related oil products, at determinable market prices and terms, primarily with Petrobras International Finance Co.
In addition, Braskem, an affiliate of Petrobras formerly known as Copesul, supplies us mainly with benzene and butadiene and supplied Innova with the benzene and ethylene necessary for ethylbenzene production.
These sales are undertaken in the ordinary course of business and at determinable market terms and prices.

The outstanding balances from transactions with related companies, (including companies under joint control) as of December 31, 2010, 2009 and 2008 are as follows (in millions of pesos):

	2010
	Current						Non-current
		Trade	Other	Accounts	Other			Other	Accounts
Company	Investments	Receivables	Receivables	Payable	Liabilities	Loans	Investments	liabilities	Payable	Loans

Companies in which we exercise significant influence

Oleoducto de Crudos Pesados Ltd.	—	—	—	—	63	—	148	279	—	—

Petrolera Entre Lomas S.A.	—	—	—	37	—	—	—	—	36	—

Refinería del Norte S.A.	—	10	6	11	—	—	—	—	—	—

Other	—	3	16	4	4	—	6	—	—	—

	—	13	22	52	67	—	154	279	36	—

Companies under joint control

Transportadora de Gas del Sur S.A.	—	16	2	10	—	—	—	—	—	—

	—	16	2	10	—	—	—	—	—	—

Petroleo Brasileiro Group Companies

Braskem S.A.	—	—	—	58	—	—	—	—	—	—

Petrobras Chile Ltda.	—	—	1	—	—	—	—	—	—	—

Petrobras Energía Venezuela SA.	13	—	170	—	11	—	—	—	—	—

Petrobras Internacional-Braspetro B.V.	358	—	491	—	—	21	—	—	—	795

Petrobras Internacional- Finance Co.	—	23	—	—	—	—	—	—	—	—

Petrobras Venezuela Inversiones y Servicios S.A.	—	—	—	—	23	—	—	—	—	—

Petrobras Paraguay Operaciones y Logística S.R.L.	—	13	—	—	—	—	—	—	—	—

Petróleo Brasileiro S.A. Petrobras	—	19	2	94	—	—	—	—	—	—

	371	55	664	152	34	21	—	—	—	795

Total	371	84	688	214	101	21	154	279	36	795

	2009
	Current						Non-current
		Trade	Other	Accounts	Other			Other	Accounts
Company	Investments	Receivables	Receivables	Payable	Liabilities	Loans	Investments	receivables	Payable	Loans

Companies in which we exercise significant influence

Oleoducto de Crudos Pesados Ltd.	—	—	—	—	—	—	150	—	—	—

Petrolera Entre Lomas S.A.	—	—	—	50	—	—	—	—	30	—

Refinería del Norte S.A.	—	13	5	10	—	—	—	—	—	—

Other	—	4	28	13	2	—	6	—	—	—

	—	17	33	73	2	—	156	—	30	—

Companies under joint control

Transportadora de Gas del Sur S.A.	—	7	11	10	—	—	—	—	—	—

	—	7	11	10	—	—	—	—	—	—

Petroleo Brasileiro Group Companies

Petrobras Energía Venezuela S.A.	13	—	162	—	8	—	—	—	—	—

Petrobras Internacional — Braspetro B.V.	342	—	1,606	—	69	20	—	344	—	760

Petrobras International Finance Co.	—	44	—	3	—	—	—	—	—	—

Petróleo Brasileiro S.A.- Petrobras	—	2	2	67	13	—	—	—	—	—

	355	46	1,770	70	90	20	—	344	—	760

Total	355	70	1,814	153	92	20	156	344	30	760

	2008
	Current						Non-current
		Trade	Other	Accounts	Other		Other		Accounts
Company	Investments	Receivables	Receivables	Payable	Liabilities	Loans	receivables	Investments	payable	Loans

Companies in which we exercise significant influence
Oleoducto de Crudos Pesados Ltd.	—	—	—	2	—	—	—	136	—	—

Petrolera Entre Lomas S.A.	—	—	—	18	—	—	—	—	26	—

Refinería del Norte S.A.	—	28	1	19	—	—	—	—	—	—

Other	—	11	16	1	7	—	3	11	—	—

	—	39	17	40	7	—	3	147	26	—

Companies under joint control
Transportadora de Gas del Sur S.A.	—	23	2	31	—	—	—	—	—	—
Petrobras de Valores Internacional de España S.L.	5	—	59	—	—	58	—	—	—	—

	5	23	61	31	—	58	—	—	—	—

Petroleo Brasileiro Group Companies
Petrobras Internacional — Braspetro B.V.	414	—	194	—	31	18	—	—	—	688
Petrobras International Finance Co.	—	25	2	33	—	—	—	—	—	—
Petróleo Brasileiro S.A.- Petrobras	—	8	1	60	12	—	—	—	—	—

	414	33	197	93	43	18	—	—	—	688

Total	419	95	275	164	50	76	3	147	26	688

The main transactions with related companies (including companies under joint control) for the fiscal years ended December 31, 2010, 2009 and 2008 are as follows (in million of pesos):

	2010		2009		2008
Company	Purchases	Sales	Purchases	Sales	Purchases	Sales

Companies in which we exercise significant influence

Oleoductos del Valle S.A.	18	—	22	—	18	—

Petrolera Entre Lomas S.A.	454	3	362	2	478	1

Refinería del Norte S.A.	120	69	133	68	93	43

Other	—	1	—	27	—	20

	592	73	517	97	589	64

Companies under joint control

Transportadora de Gas del Sur S.A.	49	22	48	36	153	165

	49	22	48	36	153	165

Petroleo Brasileiro Group Companies

Brasken (Copesul)	2,002	—	1,241	—	1,252	—

Petrobras International Finance Co.	247	492	208	902	224	2,449

Petróleo Brasileiro S.A.	71	86	35	16	108	20

Compañía Mega S.A.	—	22	—	—	—	—

Petrobras Paraguay Operaciones y Logística S.R.L	—	26	—	19	—	71
Other	2	—	—	—	—	—

	2,322	626	1,484	937	1,584	2,540

Total	2,963	721	2,049	1,070	2,326	2,769

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
Holders of American Depositary Shares (“ADSs”), will be entitled to receive any dividends payable in respect of our underlying Class B shares. We will pay cash dividends to the depositary in pesos, although we reserve the right to pay cash dividends in any other currency, including U.S. dollars. The deposit agreement provides that the depositary will convert cash dividends received by the depositary in pesos to U.S. dollars and, after a deduction or upon payment of fees and expenses of the depositary and any applicable taxes, will make payment to holders of the applicable ADSs in U.S. dollars.
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
Pursuant to the resolutions adopted at the general shareholders’ meetings held on March 26, 2010 and March 27, 2009, in 2010 and 2009 we paid cash dividends in the amount of Ps. 275 million and Ps. 269 million, respectively.
The general shareholders’ meeting held on April 6, 2011, approved the distribution of cash dividends in the amount of Ps. 183 million corresponding to 2010 distributable income, which were paid on May 2011.

Item 9. OFFER AND LISTING
Our ADSs, each representing ten Class B shares, are listed on the NYSE under the trading symbol “PZE”. The ADSs began trading on the NYSE on September 30, 2009 following the completion of the merger and exchange of shares between PESA and PEPSA and were issued by Citibank, N.A. as depositary.
Our Class B shares have been listed on the Buenos Aires Stock Market since 1956. Currently the trading symbol is “PESA”.
The following table sets forth, for the periods indicated, the high and low closing sales price of the ADSs on the NYSE and the Class B shares of PESA on the Buenos Aires Stock Market:

	ADS(1) (3)				Class B share(2)
Full Year	High		Low		High	Low
2006					9.20	7.10
2007					10.15	7.00
2008					13.10	6.30
2009:	19.40	(3)	15.54	(3)	7.55	5.20
First Quarter					7.00	5.20
Second Quarter					7.00	6.00
Third Quarter					7.55	6.40
Fourth Quarter	19.40		15.54		7.30	5.98
2010:	26.38		12.91		10.65	5.20
First Quarter	17.40		16.10		6.80	6.20
Second Quarter	17.32		12.91		6.81	5.20
Third Quarter	16.54		14.43		6.56	5.70
Fourth Quarter	26.38		16.18		10.65	6.33
November 2010	20.42		18.24		8.10	7.15
December 2010	26.38		20.11		10.65	8.10
2011:
First Quarter	28.20		20.50		11.35	8.68
January 2011	28.20		24.70		11.35	10.15
February 2011	26.31		21.66		10.80	9.06
March 2011	23.68		20.50		9.80	8.68
April 2011	23.68		22.08		9.90	9.40
May 2011	22.59		20.37		9.77	8.95

(1)	In U.S. dollars.

(2)	In Argentine pesos.

(3)	Since September 30, 2009.

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
To control price volatility, the Buenos Aires Stock Market operates a system by which trading of a security is suspended for 15 minutes whenever the price of such security changes 10% from its last closing price. Once the 15 minutes have elapsed, trading is resumed. From that point on during a trading day, trading will be suspended for 10 minutes whenever the trading price changes 5% from the last suspended price.
Certain information regarding the Argentine securities market is set forth in the table below:

	2010	2009	2008	2007	2006
Market capitalization (billions of pesos)	1,900	2,184	1,233	1,773	1,229
As percent of GDP(1)	132%	187%	122%	227%	183%
Volume (in millions of pesos)	14,955	11,221	21,049	23,001	16,089
Average daily trading volume (in millions of pesos)	60.79	45.99	85.22	93.12	64.89
Number of listed companies(1)	107	88	91	93	86

(1)	End-of-year figures for trading on the Buenos Aires Stock Exchange.
Source: Bolsa de Comercio de Buenos Aires, CNV and Instituto Argentino de Mercado de Capitales.

Item 10. ADDITIONAL INFORMATION
MEMORANDUM AND ARTICLES OF ASSOCIATION
Registration and Merger
Our bylaws (estatutos sociales) were authorized by Decree N. 17105 of the Argentine government dated June 18, 1947, and registered with the IGJ on November 17, 1947 under No. 759, Page 569, Book 47, Volume A of Argentine Bylaws. Amendments to the bylaws were authorized as indicated below, and registered as amended with the Public Registry of Commerce as follows: (1) as amended and authorized by Decree N. 29,460 of the Argentine government dated September 24, 1948, and registered on May 27, 1949, under N. 369, Page 332, Book 48, Volume A, of Argentine Bylaws; (2) as amended and authorized by Decree N. 10,460 of the Argentine government dated June 24, 1954, and registered on October 4, 1954, under N. 1,323, Page 508, Book 49, Volume A, of Argentine Bylaws; (3) as amended and authorized by Decree No. 3,789 of the Argentine government dated February 28, 1956, and registered on September 5, 1956, under N. 1,686, Page 238, Book 50, Volume A, of Argentine Bylaws; (4) as amended and authorized by Decree N. 3,773 of the Argentine government dated August 11, 1958, and registered on March 2, 1959, under N. 289, Page 391, Book 51, Volume A of Argentine Bylaws; (5) as amended and authorized by Decree N. 5,405 of the Argentine government dated June 12, 1962, and registered on September 28, 1962, under N. 2,161, Page 347, Book 55, Volume A of Argentine Bylaws; (6) as amended and authorized by Resolution issued by PJ (Board of Legal Entities) N. 001129, Ministry of Education and Justice, dated June 19, 1963, and registered on September 24, 1963, under N. 1,656, Page 109, Book 58, Volume A of Argentine Bylaws; (7) as amended and authorized by IGJ Resolution N. 6,307, Ministry of Justice, dated March 13, 1970, and registered on May 14, 1970, under N. 1,782, Page 56, Book 72, Volume A of Argentine Stock Corporations Bylaws; (8) as amended and authorized by I.G.P.J. (Board of Legal Entities) Resolution N. 2,116, Superintendent of Legal Entities, dated April 29, 1971, and registered on July 7, 1971, under N. 2,286, Page 287, Book 74, Volume A of Argentine Stock Corporations Bylaws; (9) as amended and authorized by I.G.P.J. (Board of Legal Entities) Resolution N. 2,687, Superintendent of Legal Entities, dated August 28, 1972, and registered on December 28, 1972, under N. 4,555, Page 479, Book 77, Volume A of Argentine Stock Corporations Bylaws; (10) as amended and registered on November 16, 1976, under N. 3,917, Book 84, Volume A of Argentine Stock Corporations Bylaws; (11) as amended and registered on July 8, 1977, under N. 2,237, Book 87, Volume A of Argentine Stock Corporations Bylaws; (12) as amended and registered on December 21, 1978, under N. 4,912, Book 88, Volume A of Argentine Stock Corporations Bylaws; (13) as amended registered on December 6, 1979, under N. 4,401, Book 90, Volume A of Argentine Stock Corporations Bylaws; (14) as amended and registered on March 25, 1981, under N. 1,105, Book 97, Volume A of Stock Corporations; (15) as amended registered on February 21, 1983, under N. 545, Book 98, Volume A of Argentine Stock Corporations; (16) as amended and registered on March 21, 1984, under N. 1,551, Book 99, Volume A of Stock Corporations; (17) as amended and registered on March 31, 1986, under N. 1,739, Book 101, Volume A of Stock Corporations; (18) as amended and registered on January 22, 1992, under N. 372, Book 110, Volume A of Stock Corporations; (19) as amended and registered on October 3, 1995, under N. 9223, Book 117, Volume A of Stock Corporations; (20) as amended registered on November 11, 1996, under N. 11,209, Book 120, Volume A of Stock Corporations; (21) as amended and registered on May 15, 1997, under N. 4894, Book 121, Volume A of Stock Corporations; (22) as amended and registered on June 11, 1998 under N. 3812, Book 1, Volume of Corporations; (23) as amended and registered on July 14, 2000 under N. 10116, Book 11, Volume of Corporations; (24) as amended and registered on October 26, 2000 under N. 16073, Book 13, Volume of Corporations; (25) as amended and registered on September 3, 2002, under N. 9737, Book 18, Volume of Corporations; (26) as amended and registered on February 12, 2003, under N. 2042, Book 19, Volume of Corporations; (27) as amended and registered on July 4, 2003, under N. 9191, Book 22, Volume of Corporations; (28) as amended and registered on August 22, 2003, under N. 11892, Book 22, Volume of Corporations; (29) as amended and registered on May 3, 2004, under N. 5377, Book 24, Volume of Corporations; (30) as amended and registered on November 29, 2004 under N. 15158, Book 26, Volume of Corporations; (31) as amended and registered on June 30, 2005 under N. 7618, Book 28, Volume of Corporations; (32) as amended and registered on January 26, 2009 under N. 1537, Book 43, Volume of Corporations; (33) as amended and registered on August 4, 2009 under N. 12887, Book 45, Volume of Corporations; (34) as adopted by the extraordinary and regular shareholder meeting held on January 30, 2009, and to be registered in the Volume of Corporations and (35) as adopted by the extraordinary and regular shareholder meeting held on March 27, 2009, and to be registered in the Volume of Corporations.
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
In carrying out the aforementioned purposes and object, PESA has full capacity to perform any act, enter into any contract and carry out any transaction directly or indirectly related thereto.
Provisions of the Bylaws Relating to Directors
Section 9 of the bylaws states that the Board of Directors shall hold a meeting with the majority of its members present at the meeting, whether in person or remotely as long as they can each communicate among themselves through other means of simultaneous sound, image or word transmission, and shall adopt resolutions by the majority of the votes present thereat, including remote participants. The Board of Directors meets formally at least once every three months, and is composed of nine members. All members of the Board of Directors have one vote for any matter decided upon. For more information on the election of PESA Board of Directors, see “Item 6. Directors, Senior Management, and Employees—Directors and Senior Management—Petrobras Argentina Board of Directors.”
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
Changes in Shareholder Rights
See “—Meetings of Shareholders” below.

Audit Committee
The bylaws of PESA state that the company shall have an Audit Committee composed of three regular directors and an equal or smaller number of alternate members. For more details on our Audit Committees see “Item 6. Directors, Senior Management and Employees—Board Practices—Audit Committee”.
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
Notices
Notice of shareholders’ meetings must be published for five days in the Boletin Oficial (the official gazette of the Republic of Argentina), in an Argentine newspaper of wide circulation and in the publications of Argentine exchanges or securities markets in which our shares are traded, at least ten days prior to the date on which the meeting is to be held as per Argentine Companies Law, and at least 20 days prior to the meeting as per Decree No. 677/01. The notice must include information regarding the type of meeting to be held, the date, time and place of the meeting and the agenda. If there is no quorum at the meeting, notice for a meeting on second call must be published for three days, at least eight days before the date of the second meeting, and must be held within 30 days of the date for which the first meeting was called. The first call and second call notices may be effected simultaneously in order for the meeting on second call to be held on the same day as the meeting on first call, but only in the case of ordinary shareholders’ meetings. Shareholders’ meetings may be validly held without notice if all shares of our outstanding capital stock are present and resolutions are adopted by unanimous vote.
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
With respect to dividends paid to shareholders residing abroad, such withholding may be reduced by a tax treaty between Argentina and their country of residence.
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
Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder prior to January 1, 2013 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends”. Dividends paid on the ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The ADSs are, or will be, listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for United States federal income tax purposes with respect to our 2009 or 2010 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2011 taxable year.
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
It is unlikely that you will be able to claim a foreign tax credit for any Argentine personal property tax (as described in “Argentine Taxes”), but you may be able to deduct such tax in computing your United States federal income tax liability, subject to applicable limitations.
Sale, exchange or other disposition
Deposits and withdrawals of our Class B shares by U.S. holders in exchange for our Class B shares or ADSs will not result in the realization of gain or loss for United States federal income tax purposes.
Upon a sale, exchange or other disposition of our Class B shares or ADSs, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized on such disposition (which, in the event of a redemption, will include any amount withheld by us in respect of Argentine taxes imposed on such redemption) and the U.S. holder’s adjusted tax basis in our Class B shares or ADSs (which, generally, is the U.S. dollar cost thereof). Any gain that you recognize generally will be treated as U.S. source income for United States foreign tax credit purposes. Consequently, if a withholding tax is imposed on such gain, you will not be able to use any corresponding tax credit unless you have other foreign source income of the appropriate type in respect of which the credit may be used. Prior to January 1, 2013, long-term capital gains recognized by an individual holder are taxable at a maximum rate of 15%.
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
DOCUMENTS ON DISPLAY
We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its public reference rooms in Washington, D.C., at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Foreign private issuers, like PESA, have been required to make filings with the SEC by electronic means since November 4, 2002. Any filings we make electronically are available to the public over the Internet at the SEC’s web site at http://www.sec.gov.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The following qualitative and quantitative information discusses our exposure to market risks in the ordinary course of business. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of several factors including those set forth in “Item 3—Risk Factors.” Uncertainties that are either non-financial or non-quantifiable, such as political, economic, tax, other regulatory, or credit risks, are not included in the following assessment of our market risks.
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
Within this context, the Company’s management evaluates from time to time the possibility of using hedging derivative instruments. These financial operations, when and if used by us, might expose us to credit risk of our counterparts. We apply strict requirements for the approval of lines of credit, and we also apply several procedures to assess such risks and seek to reduce our credit exposure in a variety of ways such as agreements for advance collateral payment or collection and the offset of collections and payments. As of the date of this annual report, we do not have a position in any such derivative instruments.
The boards of directors of our affiliates formulate their relevant risk management policies.
Commodity price risk
Our business is affected by numerous factors outside of our control, including, but not limited to, market fluctuations, government regulations relating to prices, taxes, royalties, and certain other factors related to commodities, especially crude oil and by-products.
In Argentina, the series of regulations imposed by the Government, focused particularly on the energy sector, aimed at reducing the impact of inflationary pressures, has negatively limited our exposure to market risk in relation to price volatility, preventing us from profiting from higher prices for commodities. See “Item 5—Factors Affecting our Consolidated Results of Operations—Regulation of the Energy Industry in Argentina”.
In the past, we have used financial derivatives, principally swaps, producer collars and options, to set crude oil sale prices at certain levels. The use of derivative instruments depends on our management’s perception of future economic events and developments and also on the level of operational natural hedge provided by our business operations. As of the date of this annual report, we do not have a position in any such derivative instruments.
Foreign exchange risk
Our results of operations and financial condition are sensitive to changes in the exchange rate between the Argentine peso and other foreign currencies.
As of December 31, 2010, a significant portion of our and our affiliates’ debt was denominated either directly or indirectly in U.S. dollars. This exposes us to foreign exchange risks. The nature of our business, involving commodities which are sensitive to U.S. dollar price variation, together with our policy of maintaining a significant amount of investments in U.S. dollars, helps us mitigate our peso-U.S. dollar exchange rate exposure.
Interest rate risks
Interest rate risk management mainly aims at reducing overall financial costs and adjusting our exposure to increasing interest rates.
As of December 31, 2010, approximately 70% our total financial debt was subject to fixed rates and 30% was subject to variable rates. The variable rate debt is mainly linked to the LIBO rate plus specified spreads. This risk, however, is mitigated by the natural hedge provided by certain liquid financial assets or marketable securities with remuneration determined by LIBO or a similar rate.

Quantitative Disclosure
The following table provides information about our financial debt that is sensitive to foreign exchange rates and interest rates as of December 31, 2010.
Foreign Currency Exchange Rate Risk and Interest Rate Risk

	Expected Maturity
								Estimated
	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value
	(in millions of pesos)
Short-and Long-Term Debt U.S. dollar:
Fixed Rate	42	—	786	—	796	1,194	2,818	2,962
Average interest rate (%)	—	—	9.38	—	8.20	5.88	—	—
Variable rate	542	392	215	14	7	—	1.170	1.170
Average interest rate (%)	2.40	4.72	7.02	2.32	2.32	—	—	—

Total	584	392	1,001	14	803	1,194	3,988	4,132

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
A table reconciling the above figures to our financial statements, which include the proportional consolidation of jointly controlled companies with third parties, CIESA and Distrilec, is presented below:

	Short-Term	Long-Term
	debt	debt	Total
	(In millions of pesos)
Debt obligations (1) without proportional consolidation	584	3,404	3,988
PESA’s interest in Distrilec’s debt obligations	47	67	114
PESA’s interest in CIESA’s debt obligations	654	786	1,440

Debt obligations (2) with proportional consolidation	1,285	4,257	5,542

(1)	As reported in tabular presentation.

(2)	As reported in the consolidated balance sheet of our financial statements.
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

Any fees and expenses incurred by the depositary or its agents, including the custodian, for servicing the deposited securities or in connection with compliance with exchange control regulations and other applicable regulatory requirements.
As necessary
Fees and Direct and Indirect Payments Made by the Depositary to the Company
Past Fees and Payments
During 2010, the Company received from the depositary a reimbursement of US$ 43,720 for (i) investor relation expenses, (ii) annual NYSE listing fees, and (iii) standard out-of-pocket administrative, maintenance and shareholder service expenses for providing services to the registered American depositary receipts holders, consisting, without limitation, of expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls, incurred by the Company during the year ended December 31, 2010. In addition, the depositary waived the cost of various support services that it provided to the Company.
Future Fees and Payments
The depositary may reimburse the Company for certain expenses incurred by the Company in respect of the ADR program established pursuant to the Deposit Agreement upon such terms and conditions as the Company and the Depositary have agreed upon and as may be further agreed upon from time to time. The Company shall pay to the depositary such fees and charges and reimburse the depositary for such reasonable out-of-pocket expenses as the depositary and the Company may agree from time to time.
As of the date of this annual report, the Company is negotiating the amount of reimbursements as a result of the merger between PEPSA and PESA, pursuant to which PEPSA was merged and absorbed into PESA, being PESA the surviving company.

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
Item 15. CONTROLS AND PROCEDURES
a) Disclosure Controls and Procedures
We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2010. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that they file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.
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
The Company’s management assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2010. In making this assessment, management used the criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluations and those criteria, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2010.
Our assessment of internal controls over financial reporting excludes the internal control over financial reporting of CIESA and Distrilec, which are consolidated into our consolidated financial statements as of December 31, 2010 and for the year then ended on the basis of the proportionate consolidation method required by the professional accounting principles in force in the City of Buenos Aires. We have neither the ability to dictate or modify the controls of those entities, nor the ability, in practice, to assess those controls. Consequently, we have not included in our assessment the internal control over financial reporting of CIESA and Distrilec. The financial statements of CIESA and Distrilec proportionately consolidated represented assets constituting 22% as of December 31, 2010 and net sales constituting 13% for the year then ended of the respective consolidated totals. Under US GAAP, CIESA and Distrilec would be treated as equity investees.
c) Attestation Report of the Registered Public Accounting Firm
Sibille, a member firm of KPMG International, an independent registered public accounting firm, has audited our effectiveness of internal controls over financial reporting as of December 31, 2010. The reports on the audit of our internal controls over financial reporting are included below, beginning on page F-3.
d) Changes in Internal Control over Financial Reporting
There have been no changes in our internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act during the period covered by this annual report on Form 20- F that have materially affected or are reasonable likely to materially affect our internal control over financial reporting. Additionally, there have been no changes in our internal controls over financial reporting or other factors that have occurred subsequent to the balance sheet date and through the date of this annual report that might materially and adversely affect our internal controls over financial reporting as of December 31, 2010.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Cedric Bridger is an “audit committee financial expert,” and that Mr. Bridger is independent, within the meaning of this Item 16A. See “Item 6 — Audit Committee”.
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
Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit and Non-Audit Fees
Fees for professional services provided to us by our independent auditors, during the fiscal years ended December 31, 2010 and 2009 in each of the following categories are discussed below:
The following table summarizes the fees for professional services provided to PESA, on a consolidated basis:

	Year ended December 31,
	2010	2009
	(in millions of pesos)
Audit fees	11	10
Audit-related fees	—	—
Tax fees	—	—

Total fees	11	10

Audit fees. Audit fees in the above tables are mainly for professional services rendered in connection with the audit of our consolidated annual financial statements and the review of our quarterly reports, statutory audits of the financial statements of certain of our subsidiaries, and the provision of comfort letters.
Independent Auditors. For each of the years ended December 31, 2010 and 2009, Sibille, a member firm of KPMG International, served as our independent auditors and audited our financial statements.
The shareholders’ meeting of PESA held on April 6, 2011 designated Sibille, member firm of KPMG International, as PESA’s independent auditors for the year to be ended December 31, 2011.
Audit Committee Pre-Approval Policies and Procedures
Our Audit Committee must pre-approve all services provided by the external auditors to ensure the auditors’ independence and compliance with all applicable legal restrictions. Pre-approval is either general or specific in nature. All services that are predictable and recurrent in nature and can be performed in a reasonably foreseeable time frame and at a cost that can be reasonably estimated may be approved by the Audit Committee in a general fashion on an annual basis. Services to be pre-approved on a general basis must be described in sufficient detail so that their scope is readily apparent. This description must also include an estimate of the fees payable for such services. Specific pre-approval is required for any services not subject to general pre-approval and/or exceeding the estimated cost of those services. Detailed, written descriptions of any proposed services must be delivered to the administrative manager, who will determine whether such services have already been pre-approved and bring to the Audit Committee’s attention those services that have not been pre-approved. Any doubts as to the scope of a pre-approved service must be resolved exclusively by the Audit Committee. Prior to Audit Committee meetings and at least three times a year, the administrative manager must provide a report on all services provided by the external auditor and related fees to the Audit Committee. The Audit Committee is also required to periodically discuss with the external auditors the services they provide to us and our affiliates and the compensation they receive for those services.
All services performed by the independent auditor during 2010 and 2009 were approved by the Audit Committee in accordance with this policy and the aforementioned procedures. This approval applied to the audit of all of our subsidiaries.

Item 16D. EXEMPTION FROM THE LISTING STANDARD FOR AUDIT COMMITTEES
Not applicable.
Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES PURCHASERS
From January 1, 2010 to December 31, 2010, no purchases of our ordinary shares or ADSs were made by us or on our behalf or by any affiliated purchaser.
On December 31, 2009, the account Treasury Shares relates to 3,385,947 Company shares resulting from the exchange of 9,431,210 Class B shares of PEPSA held by the Company.
During 2010, pursuant to the conditions provided of Section No. 220 of the Business Companies Law, the Company sold these treasury shares under the preemptive right provisions set forth in Sections 221 and 194 of the Law No. 19,550, and subsequently transferred to Optimum Petrobras Trust the remaining 3,277,418 treasury shares of the Company.
The Company, in its capacity as trustor, entered into a trust agreement with BNP Paribas Argentina Investment Partners S.A., in its capacity as trustee. The trust assets consist of shares of the Company which as of December 31, 2010 numbered 3,235,910. The sole purpose of the trust is to make periodical contributions of shares and/or funds resulting from the sale of the shares for the Company to comply with the funding obligations under its Compensatory Fund and the Employees’ Supplementary Pension Plan.

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

(b) In addition, a director is not independent if:

	(i) the director is or has been within the last three years, an employee, or an immediate family member is, or has been within the last three years, an executive officer, of the listed company, its parent or a consolidated subsidiary, other than employment as interim chairman or CEO or other executive officer;	(2) an employee of the issuer or was an employee of the issuer in the last three years;

	(ii) the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than U.S.$120,000 in direct compensation from the listed company, its parent or a consolidated subsidiary, other than director and committee fees and pension or other forms of deferred compensation for prior services (provided such compensation is not contingent in any way on continued service);	(3) a person who has professional relations or is part of a company or professional association that maintains professional relations with, or that receives remunerations or fees (other than directors’ fees) from, the issuer or from its shareholders that hold either directly or indirectly significant interests in or exercise a significant influence over the issuer, or from which such shareholders hold either directly or indirectly significant interests or exercise a significant influence;

Section of the
NYSE Listed
Company	New York Stock Exchange Corporate
Manual	Governance Rules for Domestic Issuers	Our Practices

	(iii) (A) the director is a current partner or employee of a firm that is the listed company’s internal or external auditor; (B) the director has an immediate family member who is a current partner of such firm; (C) the director has an immediate family member who is a current employee of such firm and personally works on the company’s audit; or (D) the Director or an immediate family member was within the last three years a partner or employee of such firm and personally worked on the company’s audit within that time;	(4) a person who is either directly or indirectly a holder of significant interests in the issuer or in an entity that has significant interests in or exercises a significant influence over the issuer;

	(iv) the director, or an immediate family member is, or has been with the last three years, employed as an executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee;	(5) the member is married or is a family member, up to fourth degree by blood or up to second degree by affinity, to an individual who would not qualify as independent; and

	(v) the director is a current employee , or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from the listed company its parent or a consolidated subsidiary for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of U.S.$1 million, or 2% of such other company’s consolidated gross revenues.	(6) a person who sells or provides either directly or indirectly goods or services to the issuer or to shareholders that hold either directly or indirectly significant interests in or exercise a significant influence over the issuer and receives compensation for such services that is substantially higher than that payable to a director.
“Significant interests” shall mean shareholdings that represent at least 35% of the capital stock of the relevant entity, or a smaller percentage when the person has the right to elect one or more directors by class of shares or by having entered into shareholders agreements relating to the governance and management of the relevant entity or of its controlling shareholders.

There is a three-year “look-back” period before non-independent directors can be considered independent.

	“Immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, and anyone (other than domestic employees) who share such person’s home.	Cedric Bridger, Roberto Luis Monti, Juan Fattobene, Alejandro Poletto and María José Perez Van Morlegan are currently members of our Board of Directors who qualify as independent directors pursuant to the factors listed above.

Executive Sessions

303A.03	The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.	Under Argentine Law, a board of directors must meet at least once every three months.

Carlos Alberto da Costa and Luis Miguel Sas, in addition to serving on the Board of PESA, have management positions. Our other seven directors are non-managing directors. The non-managing directors do not meet at regularly scheduled executive sessions without the presence of the managerial directors. See “Item 6. Directors, Senior Management and Employees — Directors and Senior Management — Board of Directors”.

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

However, at its October 6, 2006 meeting, in order to better supervise salary and compensation matters, our Board of Directors created a Compensation Committee, whose purpose is to assure the compliance with and revise, whenever necessary, policies relating to compensation that aim to provide the Company with greater flexibility to make more effective decisions. The Committee meets to approve matters relating to compensation policy, including variable compensation practices. The Committee, composed of Directors Roberto Luis Monti, José Carlos Vilar Amigo and Carlos Alberto da Costa, must report to the Board of Directors at least semiannually.

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

Item 17. FINANCIAL STATEMENTS
Not applicable.
Item 18. FINANCIAL STATEMENTS
Pages F-1 to F- 97 of this annual report are incorporated herein by reference.
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

Exhibit		Incorporated by Reference				Filed
Number	Description	Filer	Form	Date	No.	Herewith
1.1	English translation of bylaws (estatutos sociales) of Petrobras Energía S.A.	PESA	20-F	6/30/09	1.2

2.1	Form of Deposit Agreement among Petrobras Energía S.A., Citibank, N.A., as depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.	PESA	20-F	6/24/10	2.1

2.2	Amended and Restated Indenture, dated August 1, 2002, amending and restating the Indenture dated May 1, 1998, between Petrobras Energía and Citibank, N.A.	PEPSA	20-F	6/30/03	2.11

Exhibit		Incorporated by Reference				Filed
Number	Description	Filer	Form	Date	No.	Herewith

4.1	Restructuring Agreement dated as of September 1, 2005 among Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Enron Pipeline Company Argentina S.A., ABN AMRO BANK N.V. Sucursal Argentina, and the Creditors named therein.	PEPSA	20-F	6/29/06	4.4

4.2	Third Amendment to the Restructuring Agreement dated as of March 25, 2008 among Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Enron Pipeline Company Argentina S.A., ABN AMRO BANK N.V. Sucursal Argentina, and AEI.	PEPSA	20-F	6/27/08	4.2

4.3	Loan Agreement Number 0088/2005, dated February 21, 2005, between Petrobras Energía, as borrower, and Petrobras International Braspetro BV., as lender (English translation).	PEPSA	20-F	6/30/05	2.16

4.4	Loan Agreement, dated December 15, 2008, between Petrobras International Braspetro BV., as borrower, and Petrobras Energía S.A., as lender (English translation).	PEPSA	20-F	6/30/09	4.4

4.5	Loan Agreement, dated December 15, 2008, between Petrobras International Braspetro BV., as borrower, and Petrobras Holding Austria AG, as lender (English translation).	PEPSA	20-F	6/30/09	4.5

4.6	Stock Purchase Agreement, dated December 21, 2007, between Petrobras Energía, S.A., as seller, and Petrobras International Braspetro BV, as purchaser.	PEPSA	20-F	6/27/08	4.7

4.7	Stock Purchase Agreement, dated April 27, 2009, between Petrobras Energía, S.A., as seller, and Petrobras International Braspetro BV, as purchaser.	PEPSA	20-F	6/30/09	4.7

4.8	DeGoyer and MacNaughton reserves audit report, dated January 10, 2011.					X

8.1	List of “significant subsidiaries” of Petrobras Argentina S.A. as defined in Rule 1-02(w) of Regulation S-X.					X

Exhibit		Incorporated by Reference				Filed
Number	Description	Filer	Form	Date	No.	Herewith

12.1	Petrobras Argentina CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 17, 2011.					X

12.2	Petrobras Argentina CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 17, 2011.					X

13.1	Petrobras Argentina CEO Certification furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 17, 2011					X

13.2	Petrobras Argentina CFO Certification furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 17, 2011					X
Omitted from exhibits with this annual report are certain instruments and agreements with respect to PESA’s long-term debt, none of which authorizes securities in a total amount exceeding 10% of our total assets. We hereby agree to furnish to the SEC a copy of any such omitted instruments or agreements as the SEC requests.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETROBRAS ARGENTINA S.A.
By:	/s/ Carlos Alberto da Costa
	Name:	Carlos Alberto da Costa
	Title:	Chief Executive Officer

By:	/s/ Luis Miguel Sas
	Name:	Luis Miguel Sas
	Title:	Chief Financial Officer
Date: June 17, 2011

INDEX TO FINANCIAL STATEMENTS
PETROBRAS ARGENTINA S.A.

Report of independent registered public accounting firm of Petrobras Argentina S.A. on the Consolidated Financial Statements as of December 31, 2010, 2009 and 2008	F-2

Report of independent registered public accounting firm of Petrobras Argentina S.A on Internal Control over Financial Reporting as of December 31, 2010	F-3

Report of independent registered public accounting firm of Petroritupano S.A. as of December 31, 2008 and 2007	F-4

Consolidated statements of income and loss of Petrobras Argentina S.A for the years ended December 31, 2010, 2009 and 2008	F-5

Consolidated balance sheets of Petrobras Argentina S.A as of December 31, 2010 and 2009	F-6

Statements of changes in shareholders’ equity of Petrobras Argentina S.A for the years ended December 31, 2010, 2009 and 2008	F-7

Consolidated statements of cash flows of Petrobras Argentina S.A for the years ended December 31, 2010, 2009 and 2008	F-8

Notes to the consolidated financial statements of Petrobras Argentina S.A for the years ended 2010, 2009 and 2008	F-9
PETRORITUPANO S.A.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Petrobras Argentina S.A.
(formerly Petrobras Energía S.A.)

1. We have audited the accompanying consolidated balance sheets of Petrobras Argentina S.A. (“PESA”) and its subsidiaries as of December 31, 2010 and 2009 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

3. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petrobras Argentina S.A. and its subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with generally accepted accounting principles in Argentina, as approved by the Professional Council of Economic Sciences of the City of Buenos Aires.

4. Generally accepted accounting principles in Argentina, as approved by the Professional Council of Economic Sciences of the City of Buenos Aires vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Notes 20, 21, and 22 to the consolidated financial statements.

5. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Petrobras Argentina S.A.’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 17, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Buenos Aires, Argentina
June 17, 2011
SIBILLE
(Member firm of KPMG International Cooperative)
Graciela C. Laso
Partner

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Petrobras Argentina S.A.
(formerly Petrobras Energía S.A.)

1.
We have audited Petrobras Argentina S.A.’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Petrobras Argentina S.A.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

5.
In our opinion, Petrobras Argentina S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

6.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Petrobras Argentina S.A. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2010, and our report dated June 17, 2011 expressed an unqualified opinion on those consolidated financial statements.

Buenos Aires, Argentina
June 17, 2011
SIBILLE
(Member firm of KPMG International Cooperative)
Graciela C. Laso
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
ALCARAZ CABRERA VÁZQUEZ
Mario Pepe P.
Public Accountant
C.P.C. N° 18.226
June 26, 2009
Puerto La Cruz, Venezuela

PETROBRAS ARGENTINA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Stated in millions of Argentine pesos)

		2010	2009	2008

Net sales		14,442	11,972	15,175
Cost of sales	(Note 25.3)	(10,806)	(8,858)	(11,000)

Gross profit		3,636	3,114	4,175

Administrative and selling expenses	(Note 25.5)	(1,746)	(1,668)	(1,758)
Exploration expenses	(Note 25.5)	(190)	(336)	(238)
Other operating expenses, net	(Note 15.4)	(258)	(192)	(231)

Operating income		1,442	918	1,948

Equity in earnings of affiliates	(Note 7.1.2)	156	210	305

Financial income (expenses) and holding gains (losses)
Generated by assets:
Interest		140	108	111
Exchange difference		239	361	227
Holding gains (losses)	(Note 25.3)	22	(80)	(111)
Other financial income, net		19	96	65

		420	485	292
Generated by liabilities:
Interest		(494)	(604)	(539)
Exchange difference		(221)	(524)	(460)
Other financial expenses, net		(106)	(58)	(75)

		(821)	(1,186)	(1,074)
Other (expenses) income, net	(Note 15.5)	(357)	1,288	(117)

Income before income tax and minority interest		840	1,715	1,354

Income tax	(Note 11)	(201)	(726)	(508)

Minority interest		(29)	(64)	(70)

Net income	(1)	610	925	776

Basic/diluted earnings per share — Stated in Argentine pesos		0.604	0.916	0.769

(1)
Net income includes 593, 185 and 514 which relate to continuing operations, and 17, 740 and 262, which relate to discontinued operations for the years ended December 31, 2010, 2009 and 2008, respectively (Note 8.4).

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ARGENTINA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2010 AND 2009
(Stated in millions of Argentine pesos)

		2010	2009
CURRENT ASSETS
Cash		581	327
Investments	(Note 7.1.1)	2,325	1,243
Trade receivables		1,824	1,792
Other receivables	(Note 15.1)	1,802	2,467
Inventories	(Note 15.2)	1,099	1,011
Other assets	(1)	142	269

Total current assets		7,773	7,109

NON-CURRENT ASSETS
Trade receivables		230	202
Other receivables	(Note 15.1)	446	790
Inventories	(Note 15.2)	81	82
Investments	(Note 7.1.1)	3,351	3,709
Property, plant and equipment	(Note 25.1)	10,789	11,128
Other assets		89	63

Total non-current assets		14,986	15,974

Total assets		22,759	23,083

CURRENT LIABILITIES
Accounts payable		1,926	1,607
Short-term debt	(Note 9.1)	1,285	2,508
Payroll and social security taxes		270	260
Taxes payable		503	415
Reserves	(Note 12)	162	124
Other liabilities	(Note 15.3)	960	575

Total current liabilities		5,106	5,489

NON-CURRENT LIABILITIES
Accounts payable		171	161
Long-term debt	(Note 9.1)	4,257	4,590
Payroll and social security taxes		125	111
Taxes payable		1,102	1,451
Reserves	(Note 12)	167	136
Other liabilities	(Note 15.3)	868	587

Total non-current liabilities		6,690	7,036

Total liabilities		11,796	12,525

MINORITY INTEREST		989	969

SHAREHOLDERS’ EQUITY		9,974	9,589

		22,759	23,083

(1)	See Notes 4.7), 8.1) and 8.3).
The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ARGENTINA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Stated in millions of Argentine pesos)

		Capital stock					Retained earnings
						Additional
						paid-in
				Additional		capital on
			Adjustment	paid-in		sales of		Future
		Capital	to capital	capital from	Treasury	stock of	Legal	dividends	Unappropriated	Deferred
		stock	stock	merger	stock (a)	parent	reserve	reserve	retained earnings	income (a)	Total

Balances as of December 31, 2007		1,010	1,230	960	(33)	56	411	—	4,789	7	8,430
Deferred income of the year		—	—	—	—	—	—	—	—	56	56
Shareholders’ Meeting decisions of March 28, 2008:
- Legal reserve		—	—	—	—	—	37	—	(37)	—	—
- Cash dividends		—	—	—	—	—	—	—	(315)	—	(315)
Net income		—	—	—	—	—	—	—	776	—	776

Balances as of December 31, 2008		1,010	1,230	960	(33)	56	448	—	5,213	63	8,947

Corporate reorganization	(Note 1.2)
- Issue of shares		765	—	—	—	—	—	—	—	—	765
- Cancellation of shares		(765)	—	—	—	—	—	—	—	—	(765)
- Net effects of the merger		—	—	(48)	—	—	—	—	—	—	(48)
Deferred income of the year		—	—	—	—	—	—	—	—	34	34
Shareholders’ Meeting decisions of March 27, 2009:
- Future dividends reserve	(b)	—	—	—	—	—	—	380	(380)	—	—
- Cash dividends	(b)	—	—	—	—	—	—	(269)	—	—	(269)
Net income		—	—	—	—	—	—	—	925	—	925

Balances as of December 31, 2009		1,010	1,230	912	(33)	56	448	111	5,758	97	9,589

Deferred income of the year		—	—	—	—	—	—	—	—	29	29
Shareholders’ Meeting decisions of March 26, 2010:
- Future dividends reserve	(c)	—	—	—	—	—	—	164	(164)	—	—
- Cash dividends	(c)	—	—	—	—	—	—	(275)	—	—	(275)
Sales of stock of parent	(a)	—	—	—	33	(12)	—	—	—	—	21
Net income		—	—	—	—	—	—	—	610	—	610

Balances as of December 31, 2010		1,010	1,230	912	—	44	448	—	6,204	126	9,974

(a)	See Note 4.16. The change in the year 2009 is net of the effects of the sale of PVIE in the amount of 29 (Note 8.2)

(b)
The Regular Shareholders’ Meeting delegated to the Board of Directors the determination of the dividend distribution date and amount. On November 10, 2009, the Board of Directors approved the distribution of cash dividends in the amount of 269.

(c)
The Regular Shareholders’ Meeting delegated to the Board of Directors the determination of the dividend distribution date and amount. On August 3, 2010, the Board of Directors approved the distribution of cash dividends in the amount of 275.

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ARGENTINA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Stated in millions of Argentine pesos)

		2010	2009	2008
Cash provided by (used in) operations:

Net income		610	925	776

Reconciliation to net cash provided by (used in) operating activities:

Minority interest		29	64	70
Equity in earnings of affiliates		(156)	(210)	(305)
Financial income and holding gains, net		149	213	215
Depreciation of property, plant and equipment		1,268	1,399	1,260
Abandoned and non-productive well write-downs		136	270	42
Disposal of property, plant and equipment	(Note 15.5)	3	30	—
Net impairment of assests in Venezuela	(Note 15.5)	212	281	154
Impairment of assets held for sale in Argentina	(Note 15.5)	209	—	—
Reversion net impairment of assests in Argentina	(Note 15.5)	—	—	(121)
Loss on return of Block 31	(Note 15.5)	—	—	31
Gain from the sale of the fertilizer business	(Note 15.5)	(34)	—	—
Revaluation of assets of fertilizer business	(Note 8.1)	—	(47)	—
Sale of oil and gas areas	(Note 15.5)	—	—	28
Gain from the sale of the equity interest in PVIE	(Note 15.5)	—	(1,591)	—
Income tax		201	726	508
Income tax paid		(145)	(84)	(109)
Accrued interest		412	558	455
Other		(31)	(44)	2
Changes in assets and liabilities:

Trade receivables		26	(252)	78
Other receivables		265	(89)	(108)
Inventories		(65)	474	(596)
Other assets		(42)	(16)	5
Accounts payable		205	(45)	7
Payroll and social security taxes		8	(75)	75
Taxes payable		(240)	161	(252)
Other liabilities		237	135	245
Dividends collected	(Note 7.1.3)	219	94	150
Interest paid		(433)	(515)	(457)

Net cash provided by operations		3,043	2,362	2,153

Cash provided by (used in) investing activities:

Acquisition of property, plant and equipment, interests in companies and oil and gas areas		(1,367)	(1,570)	(2,739)
Sale of property, plant and equipment, interests in companies and oil and gas areas		1,686	613	1,440
Net (increase) decrease in investments other than cash and cash equivalents		(5)	(12)	51
Fideicomiso Financiero de Obra Gasoducto Sur		6	(119)	—
Contributions and advances to unconsolidated affiliates		—	—	(2)
Other		—	—	3

Net cash provided by (used in) investing activities		320	(1,088)	(1,247)

Cash provided by (used in) financing activities:
Net decrease in short term debt		(477)	(916)	(475)
Increase in long-term debt		65	672	136
Payment of debt with original long-term maturity		(1,427)	(770)	(19)
Cash dividends paid		(283)	(299)	(322)

Net cash used in financing activities		(2,122)	(1,313)	(680)

Effect of exchange rate change on cash		72	115	83

Increase in cash		1,313	76	309

Cash and cash equivalents at the beginning of the year	(a)	1,552	1,476	1,167

Cash and cash equivalents at the end of the year	(a) (Note 15.6)	2,865	1,552	1,476

(a)	Cash and cash equivalents include highly liquid temporary cash investments with original maturities of three-months or less and those with higher terms and prepayment clauses
The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ARGENTINA S.A.
SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts stated in millions of Argentine pesos)
1.	Business of the Company
1.1. The Company operations
Petrobras Argentina S.A. (hereinafter “Petrobras Argentina” or “the Company”) is an integrated energy company, focused on oil and gas exploration and production, refining, petrochemical activities, generation, transmission and distribution of electricity and sale and distribution of hydrocarbons. It has businesses in Argentina, Bolivia, Brazil, Ecuador, Venezuela, México and Colombia (See Note 5.3).
1.2. Corporate reorganization of Petrobras Energía and Petrobras Energía Participaciones S.A.
On September 2, 2008, the Boards of Directors of Petrobras Energía S.A. (“Petrobras Energía”) and of PEPSA approved the preliminary merger agreement that the companies had been negotiating. Under the terms of the preliminary merger agreement, PEPSA merged into Petrobras Energía, by way of absorption by Petrobras Energía of PEPSA. The reorganization was effective on January 1, 2009. According to the terms of the Preliminary Merger Agreement, as from the effective reorganization date and until the registration of the Definitive Merger Agreement with the Public Registry of Commerce and the dissolution without liquidation of PEPSA, Petrobras Energía’s Board of Directors took over the administration of PEPSA’s assets and liabilities, replacing those in charge of management until then.
The Special Shareholders’ Meetings of Petrobras Energía and PEPSA held on January 30, 2009 approved the merger of both companies. The merger agreement was approved on April 14, 2009. This reorganization was authorized through the Resolution No. 16,131, of the CNV and with its corresponding registration to the IGJ.
As a result of this corporate reorganization, each shareholder of PEPSA received 0.359015136 Class B book-entry common shares of Petrobras Energía for each Class B book-entry common share of PEPSA.
Following this exchange, Petrobras Energía’s capital stock increased by P$765,435,847, through the issuance of the same number of Class B book-entry common shares, which were fully admitted to the public offering regime in Argentina and delivered to PEPSA’s shareholders in exchange for their shares in this company. Once the capital increase was effective, the 765,435,847 Class B book-entry common shares of Petrobras Energía representing PEPSA’s main asset holding was cancelled, respecting the principle of equality among shareholders.
Petrobras Energía took all necessary steps to apply for listing the shares constituting its capital stock on the New York Stock Exchange, as American Depositary Shares, in the same conditions to which PEPSA’s shares were subject.
The Company has recorded the effects of the corporate reorganization under the pooling of interests method described in Technical Resolution No.18 of the FACPCE.
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

1.3. Change of corporate name
The Shareholders’ Meeting held on March 27, 2009, approved, among others things, the change of Petrobras Energía S.A.’s corporate name to Petrobras Argentina S.A.
On July 19, 2010 the CNV notified the Company of the registration of the change of its corporate name with the IGJ.
2.	Basis of presentation
Petrobras Argentina’s consolidated financial statements have been prepared in accordance with the regulations of the CNV and, except for the matters described in Note 3, with Generally Accepted Accounting Principles in Argentina, as approved by the CPCECABA, applicable to consolidated financial statements (“Argentine GAAP”), which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”) — see Note 20. Such differences involve method of measuring the amounts shown in the financial statements, as well, as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”).
The accompanying consolidated financial statements have been translated into English from those issued in Spanish. They have also been reformatted in a manner different from the presentation in Spanish, but in all other respects follow accounting principles that conform with the CNV regulations.
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
Significant areas of uncertainty and critical judgments in the application of accounting principles that have most significant effects on the amounts recognized in the financial statements are as follows:

Notes 4.8 and 25.1	- Depreciation
Notes 4.8 and 5	- Accrual for asset retirement obligations and exploratory well costs
Notes 4.14 and 12	- Contingencies
Notes 4.8, 5, 7 and 12	- Impairment of long-lived assets
Notes 4.10 and 11	- Calculation of income taxes
Note 23	- Oil and Gas supplementary disclosures (Unaudited)
2.1. Basis of consolidation
In accordance with the procedure set forth in Technical Resolution No. 21 of the FACPCE, Petrobras Argentina has consolidated line by line its financial statements with those of the companies in which it exercises control or joint control. Joint control exists where all the shareholders, or only the shareholders owning a majority of the votes, have resolved, on the basis of written agreements, to share the power to define and establish a company’s operating and financial policies. As of December 31, 2010 and 2009 under the joint control of Petrobras Argentina are Distrilec and CIESA. As of December 31, 2008 the Company exercised joint control in Distrilec, CIESA and PVIE. Regarding PVIE see Note 8.2.

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
The information contained in the consolidated financial statements from the proportional consolidation of companies over which the Company exercises joint control is disclosed in Note 25.9.
The information about the entities in which the Company exercises control, joint control and significant influence is disclosed in Note 25.6).
2.2. Foreign currency translation
The Company applies the method established by the Technical Resolution No. 18 of the FACPCE for the translation of financial statements of foreign operations.
In the opinion of the Company’s Management, the transactions carried out by its foreign operations have been classified as “not integrated”; as such transactions are not considered to be an extension of the Company’s transactions.
Upon applying the translation method, the financial statements of the foreign operations are first remeasured into US dollars (functional currency for such entities), as follows:
•	Assets and liabilities stated at current values are converted at the closing exchange rate.
•	Assets and liabilities measured at historical values and the income (loss) accounts are converted at historical exchange rates.
Remeasurement results are recognized in the statements of income as “Financial income (expenses) and holding gains (losses)”.
After the financial statements are remeasured into US dollars, they are translated into Argentine pesos as follows:
•	Assets and liabilities are translated by using the closing exchange rate.
•	Income (loss) is translated at the historical exchange rates.
The effect arising from the translation of the financial statements of foreign operations is disclosed in the Shareholders’ equity as “Deferred income”.
Exchange gains and losses arising from the remeasurement of the Company’s liabilities in foreign currency assigned to hedge the Company’s net investments in foreign entities are also recorded in the “Deferred income” account (Note 4.16).
2.3. Consideration of the effects of inflation
The Company presents its consolidated financial statements in constant currency following the restatement method established by Technical Resolution No. 6 of the FACPCE and in accordance with CNV General Resolutions No. 415 and 441.
Under such method, the consolidated financial statements reflected the effects of the changes in the purchasing power of the Argentine peso through August 31, 1995. Starting September 1, 1995, under CNV General Resolution No. 272, the Company interrupted the use of this method and maintained the restatements made through such date. This method has been accepted by professional accounting standards through December 31, 2001.

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
On March 25, 2003, the PEN issued Decree No. 664 establishing that the financial statements for years ending as from such date be filed in nominal currency. Consequently, and under CNV Resolution No. 441, the Company no longer applied inflation accounting as from March 1, 2003. This method was not in accordance with professional accounting standards effective in the City of Buenos Aires, which through Resolution No. 287/03 of the CPCECABA, discontinued the application of the restatement method starting October 1, 2003. This difference in criteria does not significantly affect the Company’s financial position.
2.4. Accounting for the operations of oil and gas exploration and production joint ventures and foreign branches
The oil and gas exploration and production joint ventures have been proportionally consolidated. Under this method, the Company recognizes its proportionate interest in the joint ventures’ assets, liabilities, revenues, costs and expenses on a line-by-line basis in each account of its financial statements.
Foreign branches have been fully consolidated.
2.5. Financial statements used
The financial statements of the subsidiaries and companies under joint control as of December 31, 2010, 2009 and 2008 or the best available accounting information at such dates were used for consolidation purposes and adapted to an equal period of time in respect to the financial statements of the Company. Additionally, the adjustments to adapt the valuation methods to those applied by the Company were also considered.
2.6. New accounting standards
On December 30, 2009, the CNV issued General Resolution No. 562/09 providing for the application of Technical Resolution No. 26 of the FACPCE which mandates, for certain entities admitted to the public offering regime under Law No. 17,811, of their capital stock or their corporate bonds, among others, the application of International Financial Reporting Standards (IFRS) as issued by the IASB in the preparation of their financial statements to be filed with CNV. The Company should apply such standards as from the fiscal year beginning on January 1, 2012. On April 13, 2010 the Company’s Management approved an implementation plan for the adoption of such accounting standards.
3.	Accounting standards
These consolidated financial statements have been prepared in accordance with the applicable CNV regulations. The CNV regulations differ from Argentine GAAP as follows:
a)	The date of discontinuance of the application of inflation accounting provided for in FACPCE Technical Resolution No. 6, as described in Note 2.3).
b)	The option of capitalizing the financial costs of financing with the Company’s own capital may not be applied.
c)	The alternative treatment prescribed in the professional accounting standards in connection with the capitalization of financial costs attributable to certain assets is considered mandatory.

4.	Measurement methods
The main measurement methods used in the preparation of these consolidated financial statements are as follows:
4.1. Accounts denominated in foreign currency
At the prevailing exchange rates at each balance sheet date.
The summary of accounts denominated in foreign currency is presented in Note 25.4).
4.2. Trade receivables and accounts payable
Trade receivables and accounts payable are recognized at cost plus accrued financial components, net of collections or payments, respectively. The principal amount is equal to the cash price, if available, or the nominal price less implicit interest calculated at the prevailing interest rate on the date of the original transaction.
Trade receivables include both outstanding billed services and services rendered but not yet billed as of each balance sheet date.
The total amount of receivables, if applicable, is presented net of an allowance for doubtful accounts. In providing such allowance, the Company evaluates different factors, including the customers’ credit risk, historical trends and other relevant information. Such evaluation may require future adjustments if economic conditions substantially differ from the assumptions made.
4.3. Inventories
Crude oil stock: at reproduction cost.
Raw materials and materials: of high-turnover, at replacement cost; of low-turnover, at the latest purchase price, restated according to Note 2.3).
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
4.4. Investments
Certificates of deposit and loans granted to affiliates: at nominal value plus accrued interest, according to the specific clauses of each transaction. The carrying amount of these assets does not exceed their recoverable value.
Investments in mutual funds: at market value at each balance sheet date.
Shares — Participation in affiliates in which the Company exercises significant influence: calculated under the equity method using the affiliates’ financial statements as of December 31, 2010 and 2009, respectively, or the best available financial information, adapted to an equal period of time.
For the determination of the Company’s equity investments in affiliates, consideration is given to the adjustments to adapt the valuation methods of some affiliates to those of the Company irrevocable contribution made by others, elimination of reciprocal investments, intercompany profits and losses and the difference between acquisition cost and book value of affiliates at the time of the acquisition.
Investments are stated at recoverable value if such value is exceeded by using the equity method.
Interest in affiliates in which the Company does not exercise control, joint control or significant influence: at acquisition cost restated according to Note 2.3).

4.5. Financial receivables and payables
Financial receivables and payables are measured according to the amounts rendered and received, respectively, net of transaction costs, plus accrued financial gains (losses) on the basis of the explicit or estimated rate at such time, net of collections or payments.
4.6. Other receivables and payables
Other receivables and payables are measured on the basis of the best estimate of the amount to be collected or paid, respectively, discounted, when applicable, using the estimated rate at the time of initial measurement, except for the deferred tax assets and liabilities, which are stated at nominal value.
4.7. Other assets
Other current assets as of December 31, 2010 include property, plant and equipment related to the sale of the San Lorenzo’s refinery and other assets of the refining and distribution business, which were classified as assets held for sale (See Note 8.3 and Note 24.d) and, consequently, measured at their NRV.
Other current assets as of December 31, 2009 include property, plant and equipment related to the sale of the fertilizers business, which were classified as assets held for sale (See Note 8.1) and, consequently, measured at their NRV.
4.8. Property, plant and equipment
4.8.1. General principles
Property, plant and equipment, except as indicated below, is measured at acquisition cost restated according to Note 2.3, less accumulated depreciation. Any expenditure subsequent to the original recognition of the asset is added as a component of the asset only when the expenditure improves its condition and it is probable that future economic benefits, in excess of the originally assessed ones, will flow to the enterprise or when the expenditure relates to a major repair or overhaul of the asset made to allow the continued use of the asset provided (i) such expenditure is allocated to the replacement of the component parts of the asset, (ii) the useful life of such component parts has been calculated based on their own wear and tear or depletion and (iii) it is probable that future economic benefits will flow as a result of the expenditure.
The cost of work in progress, whose construction will extend over time, includes, if applicable, the computation of financial costs accrued on loans granted by third parties and the costs related to setting up the facilities, net of any income obtained from the sale of commercially valuable production during the process.
Property, plant and equipment related to foreign operations were remeasured in US dollars (functional currency) at their historical exchange rates, and translated into Argentine pesos at the exchange rate effective at closing date in accordance with the method for translating foreign operations described in Note 2.2.
4.8.2. Oil and gas exploration and production activities
The Company uses the successful efforts method of accounting for its oil and gas exploration and production activities, in accordance with the SFAS No. 19, issued by the United States FASB, which was codified into FASB as ASC 932, “Extractive Activities — Oil and Gas”. This method involves the capitalization of: (i) the cost of acquiring properties in oil and gas exploration and production areas; (ii) the cost of drilling and equipping exploratory wells that result in the discovery of commercially recoverable reserves; (iii) the cost of drilling and equipping development wells, and (iv) the estimated future costs of abandonment and restoration.
In accordance with ASC 932, exploration costs, excluding exploratory well costs, are expensed during the period in which they are incurred. Drilling costs of exploratory wells are capitalized until determination is made on whether the drilling resulted in proved reserves that justify the commercial development. If reserves are not found, such drilling costs are expensed. Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete. In those cases, such costs continue to be capitalized insofar as the well has allowed to determine the existence of sufficient reserves to warrant its completion as a production well and the Company is making sufficient progress in evaluating the economic and operating feasibility of the project.

Estimated future restoration and well abandonment costs in hydrocarbons areas, discounted at an estimated rate at the time of their initial measurement, are included in the cost of the assets and depreciated using the units of production method. Additionally, a liability at the estimated value of the discounted amount payable is recognized.
4.8.3. TGS
The cost of TGS‘s property, plant and equipment was determined based on the price paid for the acquisition of 70% of TGS’s common stock. This price was the basis to determine a total value of common stock, to which was added the value of the debts assumed under the Transfer Agreement, in order to determine the initial carrying value of property, plant and equipment. Such amount has been restated as explained in Note 2.3).
4.8.4. Depreciations
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
The Company’s remaining items of property, plant and equipment are depreciated by the straight-line method based on their existing concession terms and their estimated useful lives as the case may be.
4.8.5. Recoverable value
The carrying value of property, plant and equipment does not exceed its recoverable value. Company’s Management assesses the recoverability of property, plant and equipment items whenever there occur events or changes in circumstances (including significant decreases in the market value of assets, in the prices of the main products sold by the Company or in oil and gas reserves, as well as changes in the regulatory framework for the Company’s activities, significant increases in operating expenses, or evidence of obsolescence or physical damage) that could indicate that the value of an asset or of a group of assets might not be recovered. The book value of a long-lived asset is adjusted to its recoverable value if its carrying amount exceeds such value.
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
4.9. Environmental costs
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
The Company records the related liabilities based on its best estimation of future costs on a discounted basis, using currently available technology and applying current environmental regulations as well as the Company’s own internal environmental policies.

4.10. Income tax and minimum presumed income tax
The Company estimates income tax on an individual basis under the deferred tax method.
To book the deferred tax balance, the Company uses the liability method, which establishes the determination of net deferred tax assets and liabilities on the basis of temporary differences determined between the accounting and tax measurement of assets and liabilities. Temporary differences result in the recognition of tax assets and liabilities when their future reversal decreases or increases the taxes to be determined, without affecting the compensation of the respective amounts. The Company recognizes deferred tax assets if, and only if, it is considered probable that there will be sufficient future taxable profit against which the tax loss could be used.
The deferred tax assets and liabilities are stated at their nominal value.
Prevailing income tax rates at year end in Argentina, Venezuela, Brazil, Ecuador, Bolivia, Austria and Spain are 35%, 50%, 34%, 25%, 25%, 25% and 30%, respectively. In the case of Ecuador, applies an additional charge for labor participation, in which the applicable rate rises to 36.25%. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is levied with 12.5% withholding income tax.
The minimum presumed income tax is supplementary to income tax, since while the latter is levied on the taxable income, the minimum presumed income tax is a minimum tax levied on the potential income of certain productive assets at the rate of 1%, so that the Company’s final liability will be equal to the higher of both taxes. However, should the minimum presumed income tax exceed the calculated income tax in any given year, such excess may be applied to reduce any excess of income tax over the minimum presumed income tax in any of the ten succeeding years.
In the years ended December 31, 2010 and 2009, income tax expenses were higher than minimum presumed income tax. Therefore, the Company only recorded income tax expense. As of December 31, 2008 the minimum presumed income tax asset was stated at its discounted value.
4.11. Hydroelectric royalties
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
4.12. Withholdings on exports of hydrocarbons
The Public Emergency and Exchange System Reform Law No. 25,561 established the creation of a system of withholdings on exports of hydrocarbons for five years from March 1, 2002, which was subsequently extended for five years by Law No. 26,217. The effect of such withholdings is deducted from the respective selling prices.
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

4.13. Labor costs liabilities
Labor costs liabilities are accrued in the periods in which the employees provide the services that trigger the consideration.
The cost of defined contribution plans is periodically recognized in accordance with the contributions made by Petrobras Argentina.
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
4.14. Contingencies
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
If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount of the loss can be estimated, a liability is accrued in the Reserves account, at present value at closing date, based on the best estimate of the expenditure required to settle the obligation. The Company evaluates whether there would be additional expenses directly associated to the ultimate resolution of each contingency, which are to be included in the reserve if they may be reasonably estimable. The Company evaluates whether there are incremental legal or other costs directly associated with the ultimate resolution of the matter that are reasonably estimable and, if so, they are included in the accrual. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.
Movements of reserves are disclosed in Note 12.
4.15. Basic/diluted earnings per share
Earnings per share for the years ended December 31, 2010, 2009 and 2008 were calculated on the basis of shares outstanding during each year, which amounts to 1,009,618,410 shares in those years. Since the Company does not have preferred shares or debt convertible into shares, basic and diluted earnings per share are the same.
4.16. Shareholders’ equity accounts
The equity accounts were restated according to Note 2.3), except for “Capital stock” that represents subscribed and paid-in capital. The adjustment arising from the restatement of the Capital stock is disclosed under the caption “Adjustment to capital stock”.
At December 31, 2009, the account Treasury Shares corresponds to 3,385,947 Company shares resulting from the exchange of 9,431,210 Class B shares of PEPSA held by the Company. Those shares were deducted from the shareholders’ equity at acquisition cost, with a cost and book value of 33.
During the third quarter of 2010 and in compliance with the terms and conditions in section 220 of the LSC, the Company sold these treasury shares under the preemptive right provisions set forth in Sections 221 and 194 of the LSC, and subsequently transfered to Optimum Petrobras Trust the remaining 3,277,418 shares of the Company (Note 16.3).

The “Deferred income” account comprises the exchange differences from the Company’s non derivative financial liabilities denominated in foreign currency designated as hedging instruments of the net foreign investment, net of its related tax effect.
4.17. Revenue recognition
Revenues from the sale of crude oil, natural gas, petrochemical and refined products are recognized when the products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership, prices are fixed or determinable and collectibility is reasonably assured.
Revenues from oil and natural gas production in which the Company has a joint interest with other producers are recognized on the basis of the net working interest, regardless of actual assignation. Any imbalance between actual and contractual assignation will result in the recognition of an amount payable or receivable according to the actual share in production, whether above or below the production resulting from the Company’s contractual interest in the consortium. As of December 31, 2010, 2009 and 2008 gas imbalance liabilities were 5, 6 and 6, respectively, attributable to 99, 118 and 135 million cubic meters, respectively.
Revenues from electricity generation are accounted for under the accrual method, including energy and power actually delivered.
Revenues from natural gas transportation under firm agreements are recognized based on contracted capacity, regardless of the volumes carried. Revenues generated by interruptible gas transportation and by certain LNG production and transportation contracts are recognized at the time the natural gas and the liquids are delivered to the customers. For other LNG production contracts and other services, revenues are recognized when the services are rendered.
Revenues from electric power distribution are recognized on the basis of the actual supply of the service, considering the billed portion resulting from periodic power measurements and an estimated amount accrued and not billed for the services supplied from the last measurement to year end. Services accrued and not billed as of year end are determined on the basis of the estimated daily power consumption for the days following the last measurement, based on users’ historical consumption, and adjusted by seasonality or other measurable factors that may have an impact on consumption.
4.18. Changes in presentation criteria
For comparative purposes, all the necessary reclassifications were made in the consolidated financial statements of prior years in order to present them on a consistent basis with current year figures. These reclassifications do not imply changes in the decisions based on them.
4.19. Accounting for derivative financial instruments
Derivative financial instruments are measured at their fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the date of measurement, net of any collected or paid advances.
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

Hedge accounting must cease upon occurrence of any of the following events: (a) the hedge instrument has matured or has been settled; (b) the hedge transaction is no longer effective; or (c) the projected transaction does not have a high likelihood of occurrence. Should that be the case, the income (loss) arising from the hedge instrument that would have been allocated to “Deferred income” should remain there until the committed or projected transactions occurs in the case of (a) and (b), and are charged to the statement of income in the case of (c).
During the years ended December 31, 2010, 2009 and 2008, the transactions with derivative financial instruments did not imply the recognition of significant results during the years then ended. At that dates, the Company did not maintain positions in derivative financial instruments.
5.	Oil and gas areas and participation in joint ventures
5.1. General considerations
As of December 31, 2010, the Company and its affiliates were part of the oil and gas consortiums, joint-ventures and areas indicated in Note 25.7). The aggregate joint ventures and consortium assets, liabilities and results in which the Company is a party, included in each account of the balance sheet and the statement of income utilizing the proportionate consolidation method, are disclosed in Note 25.8).
The Company is jointly and severally liable with the other participants for meeting the contractual obligations under these arrangements.
The production areas in Argentina are operated pursuant to concession production agreements with free crude oil availability.
According to Law No.17,319, royalties equivalent to 12% of the wellhead price of crude oil and natural gas are paid in Argentina. The wellhead price is calculated by deducting freight and other sales related expenses from the sale prices obtained from transactions with third parties.
In December 2008, the Company executed a Memorandum of Agreement for a ten-year extension of the production concessions Aguada de la Arena, Río Neuquén, Veta Escondida and Rincón de Aranda, all of them located in the province of Neuquén, with a related payment of 56.
Petrobras Argentina’s branch in Bolivia performs at its own risk and for its own account, in the name and on behalf of YPFB exploration and production activities within the Colpa Caranda area. Pursuant to the agreement, YPFB owns the hydrocarbons, pays royalties and direct tax on hydrocarbons, which in the aggregate amount to 50% of the production valued on the basis of sales prices, and applies the 80% of the surplus amount to pay, in the first place, the costs and depreciations associated to the development and operation of Petrobras Energia’s branch, being the rest shared between YPFB and the branch on the basis of an index calculated based on production volumes, depreciation rate, prices and taxes paid, among other items.
5.2. Investment commitments
In Argentina, on account of its interest in the joint ventures in charge of the exploration of the areas Chirete, Río Colorado, Río Atuel, Borde del Limay, Los Vértices and Malvinas, as of December 31, 2010 the Company maintains investment commitments for approximately US$ 23 million, which mainly include the execution of seismic surveys and exploratory wells perforation.
5.3. Changes in oil and gas areas and participation in joint ventures
During the second quarter of 2010, the results of the evaluation of the potential of the Tibú field located in the Catatumbo basin in Colombia were unsuccessful. For such reason, the Tibu Consortium, of which Petrobras Argentina is a member, officially announced to the Colombian authorities its decision to suspend operations and restore the area, which was the Company’s only asset in Colombia.
Consequently, in the year ended December 31, 2010 the Company wrote off 45 of capitalized costs relating to exploratory wells, and this expense was included in Exploration expenses.
During 2009, the Company was granted the concession of three new blocks in the Neuquina basin: Río Atuel, Los Vértices and Borde del Limay.

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
In December, 2008, the Company entered into a joint undertaking agreement with Repsol-YPF and Pan American for the exploration of CAA-40 and CAA-46 exploration blocks in the Malvinas basin for a 33% interest.
5.4. Operations in Ecuador
As from 2006 the Ecuadorian Government introduced sweeping tax and regulatory reforms in the hydrocarbon sector which resulted in significant changes to the terms and conditions set forth at the time of execution of the participation agreements.
Amendatory Agreements and Law amending the Hydrocarbon Law
On October 31, 2008, EcuadorTLC S.A., Teikoku Oil Ecuador and Petroecuador, among others, executed the Amendatory Agreements regulating the operation of Block 18 and Palo Azul while the parties negotiated the migration to a new contract modality.
On July 26, 2010, the amendment to the Hydrocarbon Law in force was approved by operation of law, which provides for, among other things, as from the day after publication, the obligation to migrate to a new contract modality before November 24, 2010.
As a result of the negotiation process mentioned above, the Company decided not to accept the final proposal received from the Ecuadorian Government to migrate to Service Agreements in Block 18 and Palo Azul Unified Field. Consequently, through Resolution dated November 25, 2010 the Hydrocarbon Secretary notified EcuadorTLC S.A. the termination of said Participation Agreements and instructed Petroamazonas EP to undertake the operational transition process.
Pursuant to the Amendatory Agreements, the Ecuadorian Government must compensate contractors in an amount equivalent to unamortized investments at closing of each fiscal year, adjusted by a variable rate considered reasonable for this type of projects in Ecuador (See Note 24.c).
Crude Oil Transportation Agreement with OCP
The Company entered into an agreement with OCP, whereby it has secured an oil transportation capacity of 80,000 barrels per day for a 15-year term starting November 10, 2003.
The type of transportation agreement is “Ship or Pay”. Therefore, the Company must comply with its contractual obligations for the aggregate committed capacity, regardless of the amount of crude oil actually transported, and pay, like the other producers, a rate that covers OCP operating costs and financial services, among others.
As of December 31, 2010, transportation capacity costs invoiced by OCP were charged to expenses on a monthly basis. Costs related to the crude oil volume actually transported were charged to the “Administrative and selling expenses” line, while the portion related to the unused committed transportation capacity, was shown under “Other operating expenses — net” line (Note 15.4).

The Company is entitled to sell transportation capacity through the OCP to mitigate the negative effect resulting from the excess capacity contracted. In this respect, the Company periodically negotiates the sale of committed transportation capacity. On December 31, 2008, the Company and Petroecuador entered into an agreement under which the Ecuadorian State undertook the commitment that transportation as from January 1, 2009 of its crude oil through the OCP will be charged to the transportation capacity committed under the agreement entered into between the Company and OCP, up to a maximum of 70,000 barrels per day. In addition, the Company sold transportation capacity of approximately 8,000 oil barrels per day to third parties for the July 2004-January 2012 period. As a result of non-compliance by the buyer by the end of 2009 first quarter, the Company made the pertinent claims. Finally, 40% of the net contractual commitment, resulting from the above mentioned, was assumed by Teikoku Oil Ecuador, as consideration for the assignment to the Company of a 40% interest in Block 18 and Palo Azul in October 2008.
In connection with the foregoing commitments, as of December 31, 2010, liabilities were recognized by the Company for the expected loss on the net transportation capacity committed under the agreement entered into with OCP in the amount of 342.
In order to secure compliance with its financial commitments related to the “Ship or Pay” transportation agreement entered into with OCP and those related to OCP commercial obligations, the Company issued letters of credit. These letters of credit, due December 2018, will be released in the same proportion as the above commitments are settled. As of December 31, 2010, the Company issued letters of credit for a total amount of approximately US$85 million. As the letters of credit expire, the Company will be required to renew, replace them or otherwise, the amounts due must be paid in cash.
5.5. Additional information on the oil and gas activities
Asset retirement obligations
According to the regulations applicable in the countries where the Company performs oil and gas exploration and production activities, the Company (directly or indirectly through its subsidiaries) has to incur costs associated with well plugging and abandonment. The Company does not have legally restricted assets for the purpose of settling such obligations.
The following table summarizes the activity in asset retirement obligations for the years ended December 31, 2010, 2009 and 2008.

		2010	2009	2008

Beginning balance		311	308	170
Accretion		23	23	15
Additions		14	5	59
Estimated cash flow changes		(1)	10	52
Decreases		(5)	(61)	—
Foreign currency translation / other		9	26	12

Ending balance	(Note 15.3)	351	311	308

Exploratory well costs
The following table provides the year end balances and activity for exploratory well costs, during the years ended of December 31 2010, 2009 and 2008.

	2010	2009	2008

Beginning balance	228	303	124
Traslation effect	—	7	2
Additions	80	269	233
Transferred to development	(5)	—	(14)
Charged to expenses	(87)	(270)	(42)
Write off due to sale	—	(81)	—

Ending balance	216	228	303

Number of wells at year end	17	33	38

6.	Credit risk
The Company provides credit lines in the normal course of business to refiners, petrochemical companies, marketers of petroleum products, crude oil exporting companies, electrical power generation companies, retail customers, natural gas distributors, large electrical power users and power distribution companies, among others.
As a result of the Company’s business and sales locations, the portfolio of receivables is well diversified, and, therefore, the Company’s management considers the credit risk moderate based on such diversification. The Company constantly performs credit evaluations of the financial capacity of its customers, which minimizes the potential risk of bad debt losses.
7.	Investments, equity in earnings of affiliates and dividends collected
7.1. Composition of items
The breakdown of current and non-current investments, the equity in earnings of affiliates and dividends collected, are as follows:
7.1.1. Investments

		2010		2009
			Book	Book
Name and issuer		Cost	value	value

Current:
Certificates of deposit		1,788	1,788	690
Mutual funds		131	131	195
Related companies	(Note 17)	371	371	355
Fideicomiso Financiero de Obra Gasoducto Sur	(Note 10.2)	13	16	—
Other		19	19	3

		2,322	2,325	1,243

Non-current:

Related companies	(Note 17)	154	154	156
Fideicomiso Financiero de Obra Gasoducto Sur	(Note 10.2)	115	115	119
Equity in affiliates	(Note 25.2)	2,938	4,050	4,157
Allowance for impairment of investments	(Note 12)	—	(970)	(723)
Other		—	2	—

		3,207	3,351	3,709

7.1.2. Equity in earnings of affiliates

	2010	2009	2008

Petroritupano S.A.	(19)	120	132
Petrokariña S.A.	11	(8)	40
Petrowayú S.A.	62	13	107
Petroven-Bras S.A.	28	2	3
Petrolera Entre Lomas S.A.	39	27	25
Refinería del Norte S.A.	54	42	(6)
Other	(19)	14	4

	156	210	305

7.1.3. Dividends collected

	2010	2009	2008

Petroritupano S.A.	—	—	119
Petrowayú S.A.	128	60	21
Oleoducto de Crudos Pesados Ltd.	3	3	—
Refinería del Norte S.A.	62	22	—
Petrolera Entre Lomas S.A.	26	9	10

	219	94	150

7.2. Investments in companies in which joint control or significant influence is exercised and which are subject to transfer restrictions
Distrilec:
Petrobras Argentina, through Petrobras Finance Bermudas and PEDASA, holds an indirect interest of 48.50% in Distrilec.
Distrilec is able to change its equity interest and sell its shares in Edesur only with the approval of ENRE.
In addition, over the entire term of Edesur’s concession, the Class “A” shares in Edesur shall remain pledged to guarantee the compliance with the obligations undertaken in the Concession Agreement. This pledge in no way limits the exercise of financial and voting rights associated with the Edesur’s shares.
CIESA:
Shareholders of CIESA, parent company of TGS, may not sell their Class “A” shares representing 51% of TGS¢s capital stock, without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.
7.3. Tariff situation of the public utility companies
7.3.1. General framework
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

On February 12, 2002, the Executive Branch of Government issued Decree No. 293/02 whereby it recommended that the Ministry of the Economy and Production renegotiate the agreements executed with public utility companies. UNIREN was created in July 2003, which took over the work of the Renegotiation Commission and its aim is, among others, to provide assistance in the public works and services renegotiation process, to execute comprehensive or partial agreements, and to submit regulatory projects related to transitory rate adjustments.
In December 2009, Law No. 26,563 was issued, which extended the public works and services renegotiation term to December 2011.
7.3.2. TGS
After UNIREN had submitted to TGS several proposals for the tariff adjustment as provided for in the concession contract that TGS had deemed insufficient, in October 2008 TGS executed a provisional agreement with UNIREN, which provides for a 20% tariff increase to be retroactively applied as from September 1, 2008 and for the application of the cash from such increase to an investment plan in the gas transportation system provided under the same agreement.
On December 3, 2009, the PEN issued Decree No. 1,918/09 ratifying the provisional agreement. As a result, TGS will invoice its clients the tariff increase once the ENARGAS has published the new tariff schedule and has defined the invoicing method of the retroactive increase. This administrative formality, however, has not been completed and considering the excessive delay, in August 2010 TGS sent a letter to ENARGAS requesting authorization to publish the tariff schedule including the 20% provisional tariff increase and the method for collection of the retroactive increase and the application of an interest rate in accordance with the payment terms to be defined. ENARGAS answered TGS that it had forwarded the background information and the tariff project to the SCyCG, which is part of the MPFIPyS, in compliance with Resolution No. 2.000/2.005 issued by the MPFIPyS.
On September 30, 2010, TGS filed an action for the protection of its constitutional rights (“acción de amparo”) under Section 43 of the National Constitution and Law No.16,986, against ENARGAS and SCyCG to seek implementation of the new tariff schedule. On November 8, 2010, notice was given to TGS of the judgment granting the requested action and thus ordering SCyCG to return to ENARGAS within two days the documents relating to the new tariff schedule applicable to TGS in compliance with Decree No. 1,918/09, and instructing ENARGAS to define the tariff schedule and the method for collection of the retroactive increase within two days following receipt of the referred documents. ENARGAS and the SCyCG appealed said judgment and as of the date of these financial statements, no decision has been rendered in such respect.
In addition, on November 16, 2010, UNIREN proposed TGS to move forward with the renegotiation of the License Agreement within the scope and according to the terms and conditions of the Public Emergency Law, for which purpose the suspension of the before mentioned action for the protection of constitutional rights was demanded by UNIREN. On November 18, 2010, TGS decided to authorize the suspension for a term of 20 business days automatically renewable unless TGS’s Board of Directors decided not to renew the same before or at the end of each period in order to move forward with the renegotiation of the License Agreement. On December 28, 2010, TGS sent a letter to ENARGAS and the MPFIPyS asking for the execution of the writing requesting the suspension. As of the date of these financial statements, no favorable answer to the letter has been received.
On April 5, 2011, Panel II of the Federal Court of Appeals in Administrative matters set a 60 business day term for SCyCG to take action as provided under Resolution No. 2000/2005 and return the record to ENARGAS, and instructed ENARGAS to render its opinion as regards the adequacy of tariffs and the Provisional Tariff Schedule provided there under no later than 60 business days after receipt of the abovementioned record from SCyCG, upon verification of compliance with the requirements provided for in the provisional agreement dated October 9, 2008. TGS and ENARGAS filed an extraordinary appeal and the Court of Appeals is considering whether to allow the appeal.
Since more than one year has elapsed since publication of Decree No. 1.918/09 and given authorization of the suspension of the “acción de amparo”, which in the view of TGS represents a material change in the conditions that led to the original recognition of the tariff increase, TGS’s Management resolved to: (i) discontinue recording the revenues attributable to the tariff increase, and (ii) reverse the amount receivable previously accounted for in fiscal year ended December 31, 2009 and in the nine-month period ended September 30, 2010. TGS management’s decision does not imply a waiver of the rights conferred by Decree No. 1.918/09.

This provisional agreement will be valid until the effective date of an agreement for the comprehensive renegotiation of the license to be entered into with the National Government.
In early October 2008, TGS received from UNIREN a proposal for a comprehensive renegotiation agreement (including the 20% initial tariff increase). As of the date of these financial statements, TGS is evaluating that proposal. As set forth in the provisional agreement, TGS should reach an agreement with UNIREN on the modalities, terms and dates for the execution of the comprehensive agreement before the expiration date of the Economic Emergency Law. If no agreement is reached, UNIREN will submit a report to the PEN recommending the steps to be taken.
7.3.3. Edesur
Memorandum of Agreement between Edesur and the Argentine government
Edesur entered into with UNIREN the letter of understanding, in August 2005, the parties signed a memorandum of understanding that included, among other matters, the terms and conditions that, once the procedures established by regulations are fulfilled, would be the basis for amending the concession agreement. The document established through June 30, 2006, a RTI would be performed, which lead to a new rate system effective August 1, 2006, and for the following five years. Also, among others, it established a transition period for which the following was agreed, a transitional rate system as from November 1, 2005, with an increase in the average service rate not exceeding 15%, applicable to all rate categories, except for residential rates; and a mechanism to monitor costs, which allows for reviewing rate adjustments. Subsequently, Resolution No. 864/2008 issued by the Secretary of Energy approved the rate system through February 2009.
As a preliminary condition for the Executive Branch to ratify the Memorandum of Understanding, Edesur and its shareholders suspended all pending claims based on the measures taken as from the emergency situation established by Public Emergency Law in connection with the concession agreement.
The MOA was ratified by the Executive Branch on December 28, 2006. According to ENRE’s Resolution No. 50/2007 published in the Official Gazette on February 5, 2007, the values stated in Edesur’s Rate Schedule and resulting from the Interim Rate Schedule provided for in the MOA became effective as from February 1, 2007. As a consequence, a 23% increase was applied on the company’s own distribution costs (not affecting T1R1 and T1R2 residential rates), connection costs and the reconnection service charged by Edesur, and an additional average increase of 5% is also applied on such distribution costs for the execution of a work plan. In addition, ENRE authorized to apply to such costs, effective May 1, 2006, the 9.962% positive variation in the cost monitoring system indexes provided under the MOA.
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
On August 18, 2009, considering the domestic electric power consumption level during the winter season and in order not to adversely affect their payment capability, the Secretary of Energy provided under Resolution No..652/09 new seasonal prices for the June 1, 2009 — September 30, 2009 period for residential users with bimonthly consumption over 1,000 kWh or monthly consumption over 500 kWh. As a result, the ENRE issued Resolution No. 433/09, dated August 19, 2009, approving the values stated in the new tariff schedule applicable to the before mentioned period which imply a subsidy from the National Government to users involved of 100% of the tariff increase provided under ENRE Resolution No. 628/08 for June and July 2009 and of 70% of the tariff increase for August and September 2009.

Regulatory Agency Requirements
On October 8, 2010, ENRE served notice to Edesur of Resolution No. 525/2010 demanding Edesur to adjust the 2010 investment plan and submit an Operative Regularization Program to remove deficiencies in the supply of public services. Edesur submitted to the ENRE a petition for reconsideration against said resolution rejecting the reasons and grounds thereof and ratified the 2010 investment plan and the Operative Regularization Program. As of the date of these financial statements, the petition has not been answered.
Given the electricity supply interruptions occurred between December 22 and 29, 2010, ENRE, through Resolution No. 01/2011 sent to Edesur on January 4, 2011, ordered the conduct of a comprehensive technical, legal, economic and financial audit, during a thirty day term, to assess compliance by Edesur with material obligations, the adequacy of and compliance with the committed investment plan, the investments made to meet the demand growth, the current conditions and level of maintenance of the facilities and equipment and wether Edesur is qualified to adequately provide public electricity distribution services. The above mentioned comprehensive audit started January 5, 2011. As of the date of these financial statements, the audit is in progress and Edesur has answered all requests in order to prove adequate compliance with its obligations.
7.4. Investments in Mixed Companies in Venezuela
In April 2005, the MEP instructed PDVSA to review the thirty-two operating agreements signed by PDVSA affiliates with oil companies from 1992 through 1997. These instructions given by the MEP established that all the necessary measures should be taken by PDVSA to migrate all operating agreements effective at that time to mixed companies. In August 2006, the conversion operating agreements were signed, providing for that the equity interest of private partners in such mixed companies would be of 40%, with the remaining 60% to be held by the Venezuelan Government.
The companies Petroritupano S.A., Petrowayú S.A., Petroven-Bras S.A. and Petrokariña S.A. (collectively referred to as “mixed companies”) were organized as a result of migration of the operating agreements governing production activities in Venezuela in the Oritupano Leona, La Concepción, Acema and Mata areas, respectively.
The mixed companies have to sell to PDVSA all liquid hydrocarbons and the associated natural gas (when so provided in the agreement), produced in the delimited area, according to a price formula associated with international benchmarks such as WTS and WTI.
The mixed companies are subject to a payment of 33.33% for royalties and special benefits, and, in addition, they are required to pay an amount equivalent to any difference between 50% of the value of oil & gas sales during each calendar year and the royalty payments made during such year plus income tax and any other tax or duty calculated on the basis of the sales revenues. Additionally, since April 2008, with the enactment of the Special Tax Law on Extraordinary Prices of the International Hydrocarbon Market, a special tax payable by companies exporting or transporting abroad liquid hydrocarbons and oil by-products will be applicable when the average Venezuelan basket price of crude oil exceeds, in any month, US$70 per barrel. The special tax rate per barrel will be 50% of the difference between the above mentioned monthly average price and the US$70 threshold price. In addition, when such average price exceeds US$100, the special tax rate per barrel, applicable to any difference in excess of the US$100 threshold, will be 60%.
As of December 31, 2010 and 2009 the carrying value of the Company’s direct and indirect interest in the mixed companies, net of impairment charges, is 2,518 and 2,880, respectively. The recoverability of the referred investments is highly sensitive to crude oil price volatility, to economic, social and regulatory changes and, particularly, to the resulting business plans. As of December 31, 2010, 2009 and 2008 the Company maintains allowances for impairment on these investments of 970, 723 and 416, respectively (Note 12).
Upon the execution of the pertinent agreements in connection with the migration of the operating agreements, in August 2006, the Government of Venezuela recognized a divisible and transferable credit in favor of the private companies participating in the mixed companies in the amount of US$ 88.5 million for Petrobras Argentina’s equity interest, which does not accrue interest and could be applied to the payment of acquisition bonds to be used in any new mixed ownership project for oil exploration and production activities, or licenses for gas exploration and production operations in Venezuela. Since projects for the use of the credit recognized had not been materialized, the efforts to transfer such credit to third parties had not been successful, and other alternative uses of the credit was not anticipated, in 2007 the Company recorded an allowance for the full amount of the credit. As of December 31, 2010, 2009 and 2008 the Company maintains allowances for impairment on this asset of 352, 336 and 305, respectively (Note 12).

8.	Discontinued operations and assets held for sale
8.1. Fertilizers
In November 2009, the Company approved the sale of the fertilizers business to Bunge Argentina S.A., whereby in January 2010, with the execution of the respective agreements, the tangible assets, trade brands, commercial network and personnel engaged in such business were transferred to the buyer.
As of December 31, 2009, the property, plant and equipment relating to the fertilizer business had been classified as “Assets held for Sale” (See Note 4.7) and, consequently, measured at their net realizable value, which implied the recognition of a gain of 47, included in Financial income (expenses) and holding gains (losses).
Further, in the year ended December 31, 2010, upon the transfer of the assets, the Company recognized a gain of 34 included in Other (expenses) income, net (Note 15.5).
8.2. Petrobras de Valores Internacional de España S.L.
In December 2007, Petrobras Argentina sold to Petrobras International Braspetro B.V. 40% of its equity interest in PVIE, a holding company whose main asset is the 99.79% through its interest in the capital stock of Petrobras Energía Perú S.A., is the Lote X production area.
The agreed upon price was US$ 423.3 million and also includes a contingent compensation in favor of the Company that reflects the market value of the “Kinteroni Prospect”, or, alternatively, the non-participation of the buyer and its respective compensation. Such compensation, to be defined by the parties, results from the gas and condensate discovery made at the “Kinteroni Prospect” in Lote 57 in January 2008. The Company estimates to conclude the negotiation during the year 2011.
In April 2009 Petrobras Argentina sold its remaining 60% equity interest in PVIE to Petrobras Internacional — Braspetro B.V. in the amount of US$ 619.4 million. As a result of this transaction, in the second quarter of 2009, the Company recognized a pretax gain of 1,591 included in Other (expenses) income, net (Note 15.5) and the related reversal of deferred income in the amount of 29.
As of December 31, 2010 the outstanding amount under the transaction amounted to US$92 million.
8.3. San Lorenzo refinery and other assets related to the Refining and Distribution business
On May 4, 2010 the Company’s Board of Directors approved the terms and conditions of the agreement for the sale to Oil Combustibles S.A. of its refining business located in San Lorenzo, Province of Santa Fe, including the loading and unloading facilities and the gas stations network composed of approximately 360 points of sale and the related customers.
The price offered for such assets was approximately US$36 million. In addition, on the closing date, oil inventories and related products would be sold to Oil Combustibles S.A. in the amount of US$ 60 million. The total amount of the transaction is estimated at US$102 million. The date for the closing was estimated to be during the first half of 2011 and is subject to administrative authorizations required under the applicable Argentinean law.
As of December 31, 2010 the related assets were classified as “Assets held for sale” (see Note 4.7 and 24.d) and, consequently, measured at their net realizable value. Therefore, in the year ended December 31, 2010, the Company recognized a loss of 209 included in Other (expenses) income, net (Note 15.5).

8.4. Relevant information
The table below shows the breakdown of consolidated statements of income and the most relevant information of the consolidated cash flows for the years ended December 31, 2010, 2009 and 2008, as required by the accounting standards regarding disclosure of discontinued operations:

	2010
	Continuing	Fertilizers
	operations	(1)	Total

Net sales	14,419	23	14,442
Cost of sales	(10,779)	(27)	(10,806)

Gross profit (loss)	3,640	(4)	3,636

Administrative and selling expenses	(1,742)	(4)	(1,746)
Exploration expenses	(190)	—	(190)
Other operating expenses, net	(258)	—	(258)

Operating income (loss)	1,450	(8)	1,442
Equity in earnings of affiliates	156	—	156

Financial income (expenses) and holding gains (losses)
Generated by assets:
Interest	140	—	140
Exchange difference	239	—	239
Holding losses	22	—	22
Other financial expenses, net	19	—	19

	420	—	420
Generated by liabilities:
Interest	(494)	—	(494)
Exchange difference	(221)	—	(221)
Other financial expenses, net	(106)	—	(106)

	(821)	—	(821)
Other (expenses) income, net	(391)	34	(357)

Income before income tax and minority interest	814	26	840

Income tax	(192)	(9)	(201)

Minority interest	(29)	—	(29)

Net income	593	17	610

Basic/diluted earnings per share — Stated in Argentine pesos	0.587	0.017	0.604

(1)	Transaction recorded to the sale of fertilizer business (Note 8.1)

	2009
	Continuing	Discontinued operations		Subtotal
	operations (1)	Perú (2)	Fertilizers (1)	discontinued	Total

Net sales	11,285	123	564	687	11,972
Cost of sales	(8,279)	(69)	(510)	(579)	(8,858)

Gross profit	3,006	54	54	108	3,114

Administrative and selling expenses	(1,574)	(3)	(91)	(94)	(1,668)
Exploration expenses	(333)	(3)	—	(3)	(336)
Other operating expenses, net	(166)	(3)	(23)	(26)	(192)

Operating income (loss)	933	45	(60)	(15)	918
Equity in earnings of affiliates	210	—	—	—	210

Financial income (expenses) and holding gains (losses)
Generated by assets:
Interest	108	—	—	—	108
Exchange difference	361	—	—	—	361
Holding gains (losses)	23	—	(103)	(103)	(80)
Other financial income, net	48	1	47	48	96

	540	1	(56)	(55)	485
Generated by liabilities:
Interest	(600)	(2)	(2)	(4)	(604)
Exchange difference	(526)	(1)	3	2	(524)
Other financial expenses, net	(58)	—	—	—	(58)

	(1,184)	(3)	1	(2)	(1,186)
Other income (expenses), net	(298)	1,591	(5)	1,586	1,288

Income (loss) before income tax and minority interest	201	1,634	(120)	1,514	1,715

Income tax	48	(816)	42	(774)	(726)

Minority interest	(64)	—	—	—	(64)

Net (loss) income	185	818	(78)	740	925

Basic/diluted earnings (loss) per share — Stated in Argentine pesos	0.183	0.810	(0.077)	0.733	0.916

(1)	Year ended December 31, 2009.

(2)	Three month period ended March 31, 2009.

	2008
	Continuing	Discontinued operations		Subtotal
	operations	Perú	Fertilizers	discontinued	Total

Net sales	13,429	965	781	1,746	15,175
Cost of sales	(9,867)	(537)	(596)	(1,133)	(11,000)

Gross profit	3,562	428	185	613	4,175

Administrative and selling expenses	(1,617)	(15)	(126)	(141)	(1,758)
Exploration expenses	(218)	(20)	—	(20)	(238)
Other operating expenses, net	(224)	(1)	(6)	(7)	(231)

Operating income	1,503	392	53	445	1,948
Equity in earnings of affiliates	305	—	—	—	305

Financial income (expenses) and holding gains (losses)
Generated by assets:
Interest	106	5	—	5	111
Exchange difference	224	1	2	3	227
Holding losses	(84)	—	(27)	(27)	(111)
Other financial income, net	65	—	—	—	65

	311	6	(25)	(19)	292
Generated by liabilities:
Interest	(526)	(12)	(1)	(13)	(539)
Exchange difference	(443)	(2)	(15)	(17)	(460)
Other financial expenses, net	(73)	(2)	—	(2)	(75)

	(1,042)	(16)	(16)	(32)	(1,074)
Other expenses, net	(117)	—	—	—	(117)

Income before income tax and minority interest	960	382	12	394	1,354

Income tax	(376)	(128)	(4)	(132)	(508)

Minority interest	(70)	—	—	—	(70)

Net income	514	254	8	262	776

Basic/diluted earnings per share — Stated in Argentine pesos	0.509	0.252	0.008	0.260	0.769

	2010	2009		2008
	Fertilizers (1)	Perú (2)	Fertilizers (3)	Perú	Fertilizers

Cash and cash equivalents at the beginning of the year	—	1	—	5	—
Net cash provided by operations	17	85	158	258	(105)
Net cash used in investing activities	—	(73)	(36)	(236)	(30)
Net cash used in financing activities	(17)	(13)	(122)	(27)	135
Effect of exchange rate change on cash	—	—	—	1	—
Cash and cash equivalents at the end of the year	—	—	—	1	—

(1)	Transaction recorded to the sale of fertilizer business (Note 8.1)

(2)	Three month period ended March 31, 2009.

(3)	Year ended December 31, 2009

9.	Financing
9.1. Financial debt
The breakdown of the financial debt as of December 31, 2010 and 2009 is as follows:

		2010		2009
			Non-		Non-
		Current	current	Current	current

Financial institutions		211	718	452	814
Bonds		1,053	2,744	2,036	3,016
Related companies	(Note 17)	21	795	20	760

		1,285	4,257	2,508	4,590

Breakdown of long-term debt
The long-term financial debt as of December 31, 2010 is made up as follows:

Type		Amount	Currency	Annual interest rate
Financial institutions
		225	US$	Libo+2,6%
		199	US$	Libo+2,5%
		31	US$	Libo+1,19%
		41	US$	1,85	% (*)
		52		$18.16	% (*)
		71	Rs	5.41%
		50	US$	Libo+1,44%
		49	US$	Libo+2%

Related companies	(Note 17)	795	US$	7,22%

Bonds
Class S		1,189	US$	5,875%
2007 Global Program (TGS)		744	US$	7,875%
Class R		795	US$	9,375%
Class 7 (Edesur)		16		$11,75%

		4,257

(*)	Average rate.
The maturities of the long-term debt as of December 31, 2010, are as follows:

From 1 to 2 years	445
From 2 to 3 years	1,023
From 3 to 4 years	200
Over 4 years	2,589

4,257

9.2. Global Programs of nonconvertible bonds
Global program of US$ 2.5 billion:
As of December 31, 2010 the following classes of bonds issued under this program, which expires on May 4, 2008, remained outstanding:
•
Class N, for a face value of US$ 97 million, with principal amortized in two installments, the first — equivalent to 9.9099% of face value — settled on the same day of issuance, January 24, 2003, and the remaining due in June 2011, accruing interest at LIBOR for a period of six months plus 1%.

•	Class R, for a face value of US$ 200 million, maturing in October 2013, at a 9.375% annual rate.
•
Class S, for a face value of US$ 300 million, maturing in May 2017, at a 5.875% annual rate. Class S bonds are supported by a Standby Purchase Agreement provided by Petróleo Brasileiro, pursuant to which, in the event of failure to pay principal, interest and any other amount owed by Petrobras Argentina in connection with Class S bonds, Petróleo Brasileiro shall purchase the rights of bondholders to receive payments.

The proceeds from the issuances of the bonds were used to refinance liabilities, increase working capital, make capital expenditures in Argentina or capital contributions to affiliates.
Debt from the issuances is disclosed net of the unaccrued portion of the issuance discounts and the incurred costs for such issuances.
Global program of US$ 1 billion:
The Shareholders of Petrobras Argentina in their annual meeting held on March 28, 2008 approved the creation of a global program for the issuance of bonds for an outstanding maximum principal amounting to US$ 1 billion or its equivalent in any other currency, expiring within 5 years or the maximum term that may be established by any applicable regulation in the future, under terms and conditions identical to those of the global program of US$ 2.5 billion. On August 7, 2008, the program was authorized by Resolution No. 15,947 of the CNV.
9.3. Cross default clauses
The outstanding bonds and financial debt include cross default clauses, whereby the Trustee, as instructed by the bondholders representing at least 25% of the related outstanding capital, in the case of outstanding bonds or the creditor financial, as appropriate, shall declare all the amounts owed due and payable, if any debt of Petrobras Argentina or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 25 million or 1% of Petrobras Argentina’s shareholders’ equity upon those maturities, and that the default has not been defeated or cured within 30 days after the Company has been served notice of the default.
As of the date of these consolidated financial statements, the Company has complied with all the terms and conditions related with its financial indebtedness.

9.4. Edesur indebtedness
Edesur maintains a global corporate bond program expiring on October 14, 2013, or the maximum term that may be allowed under any new regulations that might become applicable in the future, for up to a maximum principal amount outstanding at any time during the effectiveness of the program up to US$ 450 million or its equivalent in other currency.
As of December 31, 2010, only Class 7 bonds are outstanding under such global program for a face value of 99, at an annual interest rate of 11.75%. Proceeds from the issuances were applied to refinancing liabilities and improving working capital.
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
9.5. CIESA indebtedness
Due to the Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law (Note 7.3.1), CIESA did not pay at maturity, in April 2002, either the principal and the last interest installment, or the cap and collar of interest rate agreements. Consequently, CIESA’s indebtedness included in the Company’s consolidated financial statements pursuant to the proportional consolidation method, in the amount of US$ 296 millions, has been disclosed in the “Short-term debt” line.
In April 2004, Petrobras Argentina and EPCA, a subsidiary of Enron Corp., the only two shareholders of CIESA, celebrated a master settlement agreement in which they agreed to make certain share transfers in two successive steps to facilitate the restructuring of CIESA’s financial debt.
Initially, after the relevant regulatory authorities’ approvals, on August 29, 2005, EPCA transferred 40% of its shares in CIESA to a trust fund and, at the same time, Petrobras Argentina and its subsidiary, Petrobras Hispano Argentina S.A., transferred to EPCA Class B shares of TGS (representing 7.35% of TGS’s capital stock). The Company considered the book value of the shares transferred as part of the valuation of its interest in CIESA in non-current investments.
Subsequently, pursuant to the terms of the Financial Debt Restructuring Agreement entered into on September 1, 2005 by CIESA, Petrobras Argentina S.A., Petrobras Hispano Argentina S.A., EPCA, ABN AMRO BANK N.V. Argentine Branch and all its financial creditors, CIESA refinanced the debt for an amount of about US$ 23 million at a 10-year term.
In addition, the Restructuring Agreement contemplated the terms of the Master Agreement which envisaged debt capitalization for a nominal amount of US$ 201.5 million plus accrued unpaid interest. The Restructuring Agreement was subject to approval by the ENARGAS and the CNDC.
While the Restructuring Agreement was awaiting approval by the governmental authorities, on January 9, 2009, Ashmore Energy Internacional Limited (now AEI), who then declared to be the sole holder of the Corporate Bonds (Obligaciones Negociables) issued by CIESA in 1997, announced its decision to terminate the Restructuring Agreement.

Under such circumstances, on January 28, 2009, CIESA brought an action before the Courts of the State of New York, United States of America, to petition that an order be issued to declare that any action initiated by AEI against CIESA in connection with the Corporate Bonds should not succeed because said bonds had become time-barred and, on a subsidiary basis, that strict performance of the Restructuring Agreement be ordered and that CIESA be paid damages for termination of the agreement by AEI without due notice. The action brought by CIESA before the Courts of New York was initially dismissed on July 29, 2009, since a bankruptcy petition was pending before the Courts of the Republic of Argentina.
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
By virtue of the dismissal of the bankruptcy petition decided in the Republic of Argentina, on November 13, 2009 CIESA filed before the Courts of New York, a motion to renew and reargue, requesting: (i) to permit renewal and new arguments by CIESA against AEI’s motion to dismiss CIESA’s amended complaint and (ii) revocation of the judgment passed on July 29, 2009 admitting the motion to dismiss filed by AEI against the petition of CIESA. In April 12, 2010, CIESA was notified of the resolution issued by the Judge of New York, whereby the company’s petition was sustained and the court considered itself to be competent to deal with the request for declaring that the statute of limitation pertaining to the referred claim had expired as well as other issues raised. On August 9, 2010 AEI filed an appeal and on January 27, 2011 the Court of Appeals dismissed the appeal and upheld the lower court’s decision.
On May 13, 2010 notice was given to CIESA of a filing made by AEI rejecting the claims stated by CIESA in its complaint and demanding payment of CIESA’s Corporate Bonds, including interest accrued. On October 7, 2010 CIESA filed its response to AEI’s filing. The judge’s decision is still pending.
During the first quarter of 2011 Pampa Energía S.A. reported that it acquired from AEI the corporate notes issued by CIESA and certain claims against CIESA, as well as 100% of the outstanding shares EPCA, which inturn owns 10% of CIESA.
On May 10, 2011, CIESA executed a Memorandum of Agreement (“MOA”) in which the parties agreed, firstly, to suspend the New York Litigation in order to seek to re-establish the restructuring provided under the Restructuring Agreement, and to include Pampa Energia S.A. and Pampa Inversiones S.A. (together, “Group Pampa”) as a party thereto, all of the foregoing subject to the necessary governmental approvals in order to implement the Restructuring Agreement; and secondly, to timely abandon and waive each and every claim and action that the parties and third parties have raised in the lawsuit, thus terminating the controversies between the parties New York Litigation.
On May 18, 2011, CIESA, PESA, the Trust, EPCA and Pampa entered into a fourth amendment to the Restructuring Agreement providing for the replacement of AEI by Group Pampa in the Restructuring Agreement. The fourth amendment to the Restructuring Agreement was filed with ENARGAS and CNDC to be granted by their respective approvals. The consummation of the transactions contemplated in the Restructuring Agreement, as amended, is also subject to the satisfaction of these conditions precedent.
CIESA’s financial statements were prepared using the going concern basis of accounting and therefore such financial statements do not include any adjustments or reclassifications that may derive from the resolution of the uncertainties related to the foregoing actions.
9.6. TGS indebtedness
TGS maintains an outstanding global bond program, maturing on May 14, 2017. The CNV authorized it on January 18, 2007, up to US$ 650 million.
As of December 31, 2010, bonds issued under the global program, with a face value of US$ 374 million, bear interest at a fixed rate of 7.875% p.a. Principal will be repaid in four annual, equal and consecutives installments, as from May 14, 2014.
During the years ended December 31, 2010, 2009 and 2008, TGS repurchased bonds in an amount equivalent to a face value of US$ 21 million, US$ 10 million and US$ 95 million, recognizing a gain of 2, 5 and 57, respectively, included in Other income (expenses), net (Note 15.5).
Pursuant to the financing agreements executed in connection with the debt restructuring, TGS is required to comply with certain covenants, which include, among others, restrictions on debt issuance, new investments, sale of assets, payment of technical assistance fees and dividend distributions. As of the date of these financial statements, TGS has complied with the above mentioned covenants.

10.	Contributions to finance works in the energy sector in Argentina
10.1. FONINVEMEM
Through Resolution No. 712/04, the Secretary of Energy created the FONINVEMEM I for the purpose of granting creditors and incentive to invest in the MEM for increasing the supply of electrical power generation in Argentina. In 2007, through Resolution S.E. No.564/07, the Secretary of Energy requested MEM agents to participate in FONINVEMEM II, with the purpose of complementing financing of FONINVEMEM I.
The financing of FONINVEMEM I and II was made through the contribution of 65% and 50% of the credit balances recorded in 2004-2006 and in 2007, respectively, resulting from the spread between the selling price of energy and the variable generation cost. The total contribution by all the private power generating companies in the wholesale electric market is estimated at US$ 530 million, of which Petrobras Argentina contributed US$ 55 million, US$ 39 million to FONINVEMEM I and US$ 16 to FONINVEMEN II.
On October 17, 2005 and under the terms of Resolution No. 1,193 issued by the Secretary of Energy, Petrobras Argentina and other MEM creditors formally announced their decision to participate in the construction, operation and maintenance of two power plants of at least 800 MW each. The construction cost of both plants was approximately US$ 1.3 billion and was partially funded with the net contributions made by the private power generating companies to FONINVEMEM I and II.
For the purposes of the purchase of equipment and the construction, operation and maintenance of the power plants, two trusts funds were created within the scope of CAMMESA. The procurement of the equipment, construction, operation and maintenance of each power plant will be undertaken by Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., which will enter into a ten-year electricity supply agreement with CAMMESA for the 80% of the energy output, at a price that will allow to cover all costs as well as the reimbursements of the FONINVEMEM and the repayment of the debt used to finance the initial investment. The companies will be able to sale in the spot market 20% of the electricity output. Upon expiration of the supply agreement, the ownership of the assets held in trust will be transferred to the power generation companies proportionally to their contributions to finance the capital expenditure.
As of December 31, 2009, the gas turbines of both power plants were operating in open cycle mode, and started to operate in combined cycle as from the first quarter of 2010.
The Company recovers the amounts contributed to the FONINVEMEM I, converted to US$ and adjusted by Libo rate + 1% p.a., in 120 monthly installments starting March 2010, upon authorization of commercial operations of both power plants in the combined cycle mode refered to above.
By December 31, 2009 the funds contributed by the Company to FONINVEMEM II had been fully recovered through investment in additional electricity generation projects under Resolution No. 564/2007 issued by the Secretary of Energy, whereby the Company built Genelba Plus, a 165 MW thermoelectric plant close to the existing Genelba Power Plant.
10.2. Fideicomiso Financiero de Obra Gasoducto Sur (Financial Trust for South Gas Pipeline)
In order to assist in financing the expansion of the transportation capacity of the General San Martín Gas Pipeline, in the offshore leg across the Straits of Magellan, in the fourth quarter of 2009 Petrobras Argentina underwrote bonds issued by Fideicomiso Financiero de Obra Gasoducto Sur, for an amount in pesos equal to US$30 million.
Petrobras Argentina received in exchange Debt Securities denominated in Argentine pesos (“VRD Obra-4 Estrecho Definitivos”) that bear interest at a rate equivalent to the Reference Stabilization Coefficient plus an annual nominal rate of 8%. The principal will be amortized in 30 quarterly installments since April 25, 2011.

11.	Current and deferred income tax
The Company’s income tax expense and deferred tax balances are comprised as follows:

	2010	2009	2008
Income tax for the year
Current	(583)	(733)	(517)
Deferred	382	7	9

Total income tax (1)	(201)	(726)	(508)

(1)	It includes charges of 9, 774 and 132 from discontinued operations for the years 2010, 2009 and 2008, respectively (Note 8.4).

		2010	2009
Deferred tax
Deferred tax assets
Tax losses carryforward		174	194
Reserves and provisions		146	138
Pension plan obligations		37	35
Equity interest in affiliates		42	38
Property, plant and equipment		—	188
Other credits		123	118
Other		91	96

Valuation allowance	(2) (Note 12)	(339)	(517)

Deferred tax liabilities
Property, plant and equipment and other assets		(727)	(912)
Debts		(12)	(64)
Prepaid expenses		(5)	(5)
Equity interest in affiliates		(336)	(434)
Other		(17)	(28)

	(1) (3)	(823)	(1,153)

(1)	274 and 290 are included in the non-current “Other receivables” line and 1,097 and 1,443 in the non-current “Taxes payable” line in 2010 and 2009, respectively.

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

(3)	The change in 2010 includes an increase of 52 attributable to the remeasurement of deferred tax liabilities in foreign affiliates and investments recorded in the “Deferred income” account.

The reconciliation of the income tax expense charged to the income statement and the one that would result from the application of the prevailing income tax rate of the 35% to the gain before taxes and the minority interest is as follow:

		2010	2009	2008

Income before income tax and minority interest		840	1,715	1,354
Statutory tax rate		35%	35%	35%

Income for the year at statutory tax rate		(294)	(600)	(474)
Permanent differences at income tax rate
- Equity in earnings of affiliates		16	11	9
- Sales of foreign equity interests		—	(254)	—
- Permanent differences in foreign subsidiaries		31	46	22
- Cash dividends and dividends receivable		(8)	(101)	(65)
- Other		(33)	(2)	24

Subtotal		(288)	(900)	(484)

- Foreign income tax		102	206	117
- Statute of limitation of tax losses carryforwards		(14)	(12)	—
- Net movement in the valuation allowance	(Note 12)	(1)	(20)	(141)

		(201)	(726)	(508)

Tax loss carryforwards may be used through the dates indicated below:

Use up to	2010	2009
2010	—	14
2011	14	14
2012 onwards	160	166

	174	194

12.	Contingencies, allowances and environmental matters
Movements of reserves for contingencies and allowances are as follows:

		Balances at					Balances
		the beginning					at the end
Account		of the year	Increase		Decrease		of the year

Allowances deducted from assets:

Current
For doubtful accounts		104	17		(46)		75
For obsolescence of inventory	(Note 15.2)	3	—		(3)		—

		107	17	(1)	(49	)(7)	75

Non-current
For doubtful accounts		39	2	(1)	—		41
For other receivables	(Note 15.1)
- Deferred tax assests	(Note 11)	517	19	(2)	(197	)(9)	339
- New projects of the mixed companys credit of Venezuela		336	16	(3)	—		352
For impairment of investments	(Note 7.1.1)	723	247	(4)	—		970
For property, plant and equipment		195	9	(3)	(204	)(5)	—

		1,810	293		(401)		1,702

TOTAL 2010		1,917	310		(450)		1,777

TOTAL 2009		2,130	492		(705)		1,917

Reserves included in liabilities:

Current
For contingencies:
Labor and commercial contingencies		124	103		(65)		162

		124	103	(6)	(65	)(7)	162

Non-current
For contingencies:
Labor and commercial contingencies		136	52		(21)		167

		136	52	(8)	(21	)(7)	167

TOTAL 2010		260	155		(86)		329

TOTAL 2009		244	85		(69)		260

(1)	Recorded in “Financial income (expenses) and holding gains (losses)”

(2)	It includes 18 recorded in “Deferred income” and 1 recorded in “Income Tax” (Note 11)

(3)	Recorded in “Deferred income”

(4)	It includes 35 recorded in “Deferred income” and 212 recorded in “Other (expenses) income, net” (Note 15.5)

(5)	It includes 99 recorded in “Cost of sales” as “Depreciation of property, plant and equipment” and 105 by the impairment in Ecuador (Note 5.4)

(6)	It includes 47 recorded in “Cost of sales” and 56 recorded in “Financial income (expenses) and holding gains (losses)”.

(7)	Used during the year

(8)	It includes 17 recorded in “Cost of sales” and 35 recorded in “Other operating expenses, net” (Note 15.4)

(9)	Desinvestment in Ecuador

Environmental matters
The Company is subject to extensive environmental regulations in Argentina and in the other countries in which it operates. Petrobras Argentina’s management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced, including regulatory remediation commitments assumed. The Company has not incurred in any material pollution liabilities as a result of its operations to date. Petrobras Argentina undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on these new projects have not had any material adverse impact on Petrobras Argentina’s business.
Other issues
The Company maintains interpretative differences with the AFIP, provincial tax authorities and foreign tax authorities about taxes applicable oil and gas activity. Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations.
13.	Contractual commitments, warranty bonds, sureties and guarantees granted
The warranty bonds, sureties and guarantees as of December 31, 2010 and 2009, which are not disclosed in the other notes, amount to 16 and 15, respectively.
In addition, as of December 31, 2010, the Company had the following contractual commitments:

	Payments due by period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years	Until
	(in millions of pesos)
Purchase Obligations
Long-term service agreement (4)	1,022	559	273	43	147	2,029
Petroleum services and materials (4)	1,925	1,640	178	54	53	2,017
Ethylene (2)(4)	1,759	439	878	442	—	2,015
Benzene (3)(4)	3,383	845	1,689	849	—	2,015
Oil purchase agreements for Refinery (4)	99	99	—	—	—	2,011
Gas transportation capacity with TGS (1)	1,413	209	419	419	366	2,019
Gas purchase agreements for Genelba (4)	160	68	76	16	—	2,014

Total	9,761	3,859	3,513	1,823	566

Sales Obligations
Natural gas	1,334	400	340	304	290	2,019
Electric power	1,038	272	442	203	121	2,019
LPG	1,451	188	266	250	747	2,019
Oil	22	22	—	—	—	2,011

Total	3,845	882	1,048	757	1,158

(1)	Estimated price 0.16 per million cubic meters.

(2)	Estimated average price US$818 per ton (4). Contractual prices are in US dollars. Peso amounts translated using exchange rate as of December 31, 2010.

(3)	Estimated price US$566 per ton (4). Contractual prices are in US dollars. Peso amounts translated using exchange rate as of December 31, 2010.

(4)
Prices are generally determined by formulas based on future market prices. Estimated prices used to calculate the monetary equivalent of these purchase obligations for purposes of the table are based on current market prices as of December 31, 2010 and may not reflect actual future prices of these commodities. Accordingly, the peso amounts provided in this table with respect to these obligations are provided for illustrative purpose only.

	Obligations by period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 Years
Purchase Obligations
Ethylene (in thousands of tons)	540	135	270	135	—
Benzene (in thousands of tons)	1,501	375	749	377	—
Oil Purchase agreements for Refinery (in millions of barrels)	—	—	—	—	—
Gas transportation capacity with TGS (in millions of cubic meters)	10,128	1,582	3,169	3,165	2,212
Gas purchase agreements for Genelba (in millions of cubic meters)	748	281	374	93	—

Sales Obligations
Natural gas (in millions of cubic meters)	6,076	1,835	1,545	1,432	1,264
Electric power (in GWh)	1,221	302	501	239	179
LPG (in thousands of tons)	334	57	61	54	162
14.	Capital stock
As of December 31, 2010, the Company’s capital stock totaled 1,010, fully subscribed, issued, paid-in, registered and authorized for public trading (Note 1.2).
Changes in capital stock in the last three years:

	December 31,
	2010	2009	2008

Common shares of 1 vote and face value of $1 per share	1.010	1.010	1.010

15.	Other receivables, inventories, other liabilities, other operating expenses, net, other (expenses) income, net and supplemental cash flow information
The composition of the items is as follows:

		2010		2009
		Current	Non-current	Current	Non-current
15.1. Other receivables

Joint ventures		24	—	74	—
Related companies	(Note 17)	688	—	1,814	344
Dividends receivable		229	—	7	—
Tax credits		198	79	346	80
Deferred tax assets	(Note 11)	—	613	—	807
Receivables from the sale of companies		38	—	37	—
Contractual credit in Ecuador		411	—	—	—
Expense refunds		9	5	19	5
Prepaid expenses		71	17	87	18
Credit for new projects in the mixed companies in Venezuela	(Note 7.4)	—	352	—	336
Guarantee deposits		14	37	5	38
Allowance for other receivables	(Note 12)	—	(691)	—	(853)
Other		120	34	78	15

		1,802	446	2,467	790

		2010		2009
					No
		Current	Non-current	Current	Non-current
15.2. Inventories

Crude oil stock		260	—	306	—
Raw materials and materials		309	81	261	73
Work in progress and finished products		530	—	445	—
Advances to suppliers		—	—	2	9
Allowance for obsolescence of inventory	(Note 12)	—	—	(3)	—

		1,099	81	1,011	82

		2010		2009
		Current	Non-current	Current	Non-current
15.3. Other liabilities
Related companies	(Note 17)	101	279	92	—
Advanced collections		208	131	109	163
Reserve for environmental remediation		35	66	55	61
Joint ventures		28	—	6	29
Extension of production concessions	(Note 5.1)	—	—	6	—
Litigation and fines accrual		223	—	157	—
Third party collections		219	—	98	—
Asset retirement obligation	(Note 5.5)	—	351	—	311
Other		146	41	52	23

		960	868	575	587

		2010	2009	2008
15.4. Other operating expenses, net
Advisory services rendered to other companies		32	37	40
Taxes on bank transactions		(145)	(120)	(146)
Contingencies	(Note 12)	(35)	(27)	(42)
Oil transportation agreement with OCP		(126)	(98)	(174)
Fundopem	(1)	81	66	80
Tariff increase reversal in TGS	(2)	(61)	—	—
Other		(4)	(50)	11

		(258)	(192)	(231)

(1)
Tax benefits earned by Innova S.A. consisting in a partial reduction of certain taxes in accordance with an incentive program that the Brazilian state of Rio Grande do Sul provides to companies located there.

(2)	See Note 7.3.2.

		2010		2009	2008
15.5. Other (expenses) income, net
Writedown of assets in Argentina	(Note 8.3)	(209)		—	—
Gain from the sale of the fertilizer business	(Note 8.1)	34		—	—
Gain from the financial debt repurchase	(Note 9.6)	2		5	57
Gain from the sale of the equity interest in PVIE	(Note 8.2)	—		1,591	—
Net impairment of assets in Venezuela	(Note 12)	(212	) (1)	(281)	(154)
Disposal of property, plant and equipment		(3)		(30)	—
Reversal of the allowance for impairment of PP&E in Argentina	(Note 25.1)	—		—	121
Termination Agreement of Block 31		—		—	(31)
Loss from the sale of 40% of the equity interest of Block 18		—		—	(28)
Other, net		31		3	(82)

		(357)		1,288	(117)

(1)	Includes a loss of Ps. 208 related to our equity in earnings of affiliates.

	2010	2009	2008
15.6. Supplemental cash flow information

Cash	581	327	492
Time deposits, mutual funds and affiliates balances	2,284	1,225	984

Cash and cash equivalent at the end of the year	2,865	1,552	1,476

16.	Social benefits and other payroll benefits
16.1. Defined contribution plan
Supplementary pension plan
In November 2005, Petrobras Argentina’s Board of Directors approved the implementation of a defined voluntary contribution plan for the employees who fulfill certain conditions. Through this plan, Petrobras Argentina makes contributions to a trust fund in an equal amount to the contributions made by the employees adhered to the plan, in conformity with a scheme defined for each salary level. The participating employees may make voluntary contributions exceeding those established in the mentioned scheme, which will not be considered for purposes of the contributions to be made by Petrobras Argentina.
In the years ended December 31, 2010, 2009 and 2008, Petrobras Argentina expensed 10, 10 and 8, respectively, attributable to such benefit.

16.2. Defined benefit plan
Indemnity plan
This is a defined benefit plan for employees who fulfill certain conditions, and consists of granting, upon retirement, a one-month salary per year of service at the Company, in conformity with a decreasing scale considering the years of effectiveness of the plan.
Compensatory fund
This is a defined benefit plan for employees of Petrobras Argentina who take part in the defined contribution plan effective at each opportunity that joined the Company prior to May 31, 1995, and have reached a certain number of years of service. The benefit is based on the last computable salary and years of service of each employee included in the plan.
The plan is of a supplemental nature, so that the benefit received by the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order to that the aggregate benefit to each employee equals the one stipulated in this plan.
The plan calls for a contribution to a fund exclusively by Petrobras Argentina and without any contribution by the employees. The assets of the fund are contributed to a trust fund and invested in US dollar-denominated money market instruments in order to preserve the accumulated capital and obtain a return in line with a moderate risk profile. In addition, although there is no target asset allocation for the following years, funds are mainly invested in US government bonds, commercial papers rated A1 or P1, AAAm-rated mutual funds and time deposits in banks rated A+ or higher in the United States of America, in accordance with the Trust Agreement dated on March 27, 2002 entered with The Bank of New York, duly amended by the Permitted Investment Letter dated on September 14th, 2006. The Bank of New York Mellon is the trustee and Towers Watson is the managing agent. Should there be an excess (duly certified by an independent actuary) of the funds to be used to settle the benefits granted by the plan, Petrobras Argentina will be entitled to choice to use it, in which case it would have to notify the trustee thereof.
The expected return on the plan assets is calculated on the basis of the average return of comparable short-term investments, plus some adjustments if future return expectations need to be reflected.
As of the date of these financial statements, Petrobras Argentina’s Board of Directors has not approved contributions to assets related to its defined benefit plan for fiscal year 2011.

As of December 31, 2010, 2009 and 2008 the most relevant actuarial information on the defined-benefits pension plans are as follows:

	2010	2009	2008
Change in benefit obligation
Benefit obligation at the beginning of the year	189	191	176
Service cost	4	4	4
Interest cost	34	36	23
Actuarial gain	(15)	(25)	(3)
Benefits paid	(8)	(9)	(9)
Reductions / Terminations	(24)	(8)	—

Benefit obligation at the end of the year (1)	180	189	191

Change in plan assets
Fair value of plan assets at the beginning of the year	40	44	31
Return on plan assets	2	4	3
Contributions made	—	—	17
Benefits paid	(9)	(8)	(7)

Fair value of plan assets at the end of the year	33	40	44

	2010	2009	2008
Reconciliation of funded (unfunded) status
Unfunded status at the end of the year	(147)	(149)	(147)
Unrecognized prior service cost	20	27	36
Unrecognized actuarial loss	12	22	45

Net liability recognized	(115)	(100)	(66)

	2010	2009	2008
Components of net periodic benefit cost

Service cost	4	4	4
Interest cost	34	36	23
Expected return on plan assets	(7)	(8)	(3)
Amortization of actuarial gain and losses and unrecognized prior service cost	3	4	5

Net periodic benefit cost	34	36	29

Weighted-average assumptions
Discount rate	4%	4%	4%
Rate of return on plan assets	14%	19%	21%
Rate of compesation increase	2%	2%	2%

(1)	As of December 31, 2010, 2009 and 2008, the benefit obligation includes 144, 136 and 135 of Compensatory Fund and 36, 53 and 56 of Indemnity Plan, respectively.

Benefit obligation are expected to be paid as follows:
2011	16
2012	12
2013	14
2014	17
2015	15
2016-2020	85

16.3. Pension plan financing — Optimum Petrobras Trust Fund
The Company, in its capacity as trustor, entered into a trust agreement with BNP Paribas Argentina Investment Partners S.A., in its capacity as trustee. The trust assets consist of shares of the Company which as of December 31, 2010 numbered 3,235,910 (Note 4.16).
The sole purpose of the trust is to make periodical contributions of shares and/or funds resulting from the sale of the shares in order for the Company to comply with the funding obligations under the Compensatory Fund and the Employees’ Supplementary Pension Plan.
17.	Balances and transactions with related companies
General conditions:
Related-party transactions are conducted in the ordinary course of business at arm’s length conditions and at market prices. The terms and conditions of these transactions are comparable to those offered by or obtained from non-related parties.
Sale of companies:
In December 2007 and in April 2009, Petrobras Argentina sold to PIB BV (a subsidiary of its holding company) the initial 40% equity interest and the remaining 60% equity interest in PVIE in the amount of US$423.3 million and US$619.4 million, respectively.
Financial transactions:
In 2005, the Company entered into a US$ 200 million loan agreement with PIB BV (lender). The loan has a 10-year term and bears interest at a rate of 7.22% per annum, plus taxes and can be paid off at any time without penalty.
In February 2008, the Company approved placement of short-term financial surplus in PIB BV, up to the amount of US$300 million, at a monthly payable nominal annual interest rate equivalent to 30-day Libor plus 0.15%, due July 2008, with prepayment clause available for the Company. In December 2008, the outstanding loan balance was replaced by means of two new loans totaling US$120 million: a US$107 million loan between PIB BV and Petrobras Argentina and a U$S13 million loan between PIB BV and Petrobras Holding Austria GMBH, a subsidiary of Petrobras Argentina, both maturing December 2009, with prepayment clause available for the Company. As regards these two loans, US$30 million were paid before maturity and US$90 million were paid at maturity. As of December 31, 2010, only one loan is outstanding between PIB BV and Petrobras Argentina in the aggregate amount of US$90 million, due December 2011.
Financial guarantees:
In 2007, Petrobras Argentina issued US$300 million Class S corporate bonds, secured by a Standby Purchase Agreement provided by Petróleo Brasileiro.
In December 2009, the Company took two loans in the aggregate amount of US$150 million, secured by Petróleo Brasileiro: one loan granted by Banco Itaú Europa, in the amount of US$100 million, to be repaid in 7 semiannual installments with final payment date in December 2013, and another loan granted by HSBC Bank USA in the amount of US$50 million, due June 2012.
Commercial transactions
In the ordinary course of business, the Company performs crude oil and oil related products import and export transactions with subsidiaries of Petróleo Brasileiro, particularly with Petrobras International Finance Co.
In addition, Braskem, a subsidiary of Petróleo Brasilerio, supplies Innova with benzene and ethylene for the styrene manufacturing process.

The outstanding balances with related parties as of December 31, 2010 and 2009 are as follows:

	2010
	Current						Non-current
		Trade	Other	Accounts	Other			Accounts	Other
Company	Investments	Receivables	Receivables	Payable	Liabilities	Loans	Investments	Payable	Liabilities	Loans

Companies in which it exercises significant influence
Oleoducto de Crudos Pesados Ltd.	—	—	—	—	63	—	148	—	279	—
Petrolera Entre Lomas S.A.	—	—	—	37	—	—	—	36	—	—
Refinería del Norte S.A.	—	10	6	11	—	—	—	—	—	—
Other	—	3	16	4	4	—	6	—	—	—

	—	13	22	52	67	—	154	36	279	—

Companies under joint control
Transportadora de Gas del Sur S.A.	—	16	2	10	—	—	—	—	—	—

	—	16	2	10	—	—	—	—	—	—

Petroleo Brasileiro Group Companies
Braskem S.A.	—	—	—	58	—	—	—	—	—	—
Petrobras Chile Ltda.	—	—	1	—	—	—	—	—	—	—
Petrobras Energía Venezuela S.A.	13	—	170	—	11	—	—	—	—	—
Petrobras International — Braspetro B.V.	358	—	491	—	—	21	—	—	—	795	(a)
Petrobras International Finance Co.	—	23	—	—	—	—	—	—	—	—
Petrobras Venezuela Inversiones y Servicios S.A.	—	—	—	—	23	—	—	—	—	—
Petrobras Paraguay Operaciones y Logistica S.R.L.	—	13	—	—	—	—	—	—	—	—
Petróleo Brasileiro S.A. -Petrobras	—	19	2	94	—	—	—	—	—	—

	371	55	664	152	34	21	—	—	—	795

Total	371	84	688	214	101	21	154	36	279	795

(a) Prepaid on April 5, 2011.

	2009
	Current						Non-current
		Trade	Other	Accounts	Other			Other	Accounts
Company	Investments	Receivables	Receivables	Payable	Liabilities	Loans	Investments	Receivables	Payable	Loans

Companies in which it exercises significant influence
Oleoducto de Crudos Pesados Ltd.	—	—	—	—	—	—	150	—	—	—
Petrolera Entre Lomas S.A.	—	—	—	50	—	—	—	—	30	—
Refinería del Norte S.A.	—	13	5	10	—	—	—	—	—	—
Other	—	4	28	13	2	—	6	—	—	—

	—	17	33	73	2	—	156	—	30	—

Companies under joint control
Transportadora de Gas del Sur S.A.	—	7	11	10	—	—	—	—	—	—

	—	7	11	10	—	—	—	—	—	—

Petroleo Brasileiro Group Companies
Petrobras Energía Venezuela S.A.	13	—	162	—	8	—	—	—	—	—
Petrobras International — Braspetro B.V.	342	—	1,606	—	69	20	—	344	—	760
Petrobras International Finance Co.	—	44	—	3	—	—	—	—	—	—
Petróleo Brasileiro S.A. -Petrobras	—	2	2	67	13	—	—	—	—	—

	355	46	1,770	70	90	20	—	344	—	760

Total	355	70	1,814	153	92	20	156	344	30	760

The main transactions with affiliates for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010		2009		2008
Company	Purchases	Sales	Purchases	Sales	Purchases	Sales

Companies in which it exercises significant influence
Oleoductos del Valle S.A.	18	—	22	—	18	—
Petrolera Entre Lomas S.A.	454	3	362	2	478	1
Refinería del Norte S.A.	120	69	133	68	93	43
Other	—	1	—	27	—	20

	592	73	517	97	589	64

Companies under joint control
Transportadora de Gas del Sur S.A.	49	22	48	36	153	165

	49	22	48	36	153	165

Petroleo Brasileiro Group Companies
Braskem S.A.	2,002	—	1,241	—	1,252	—
Petrobras International Finance Co.	247	492	208	902	224	2,449
Petróleo Brasileiro S.A. -Petrobras	71	86	35	16	108	20
Compañía Mega S.A.	—	22	—	—	—	—
Petrobras Paraguay Operaciones y Logistica S.R.L.	—	26	—	19	—	71
Diversas	2	—	—	—	—	—

	2,322	626	1,484	937	1,584	2,540

Total	2,963	721	2,049	1,070	2,326	2,769

18.	Business segments and geographic consolidated information
The Company’s business is mainly concentrated in the energy sector, especially through its activities in exploration and production of oil and gas, refining and distribution, petrochemical and gas and energy. Accordingly, the identified business segments are as follows:
a)
Oil and Gas Exploration and Production, composed of the Company’s participation in oil and gas blocks and its interest in Oleoductos del Valle S.A., Petrolera Entre Lomas S.A., OCP and direct and indirect interest in the mixed companies in Venezuela.

b)
Refining and Distribution, including the Company’s operations in the refineries of San Lorenzo (Note 8.3) and Bahía Blanca, its own gas station network, the Company’s equity interests in Refinería del Norte S.A. and the commercialization of the oil produced in Argentina, which is transferred at market prices from the Oil and Gas Exploration and Production business segment.

c)	Petrochemicals, comprising the Company’s own fertilizers (Note 8.1) and styrenics operations developed in Argentina and Brazil.
d)
Gas and Energy, comprising the Company’s operations of sale of the gas produced in Argentina and the liquefied petroleum gas brokerage and trading activities, its interest in TGS, the operations of electricity generation in the Genelba plant and in the Pichi Picún Leufú Hydroelectric Complex, and its interest in Edesur and Enecor S.A.

e)
Assets and results of operations related to the Central Services Structure, those not attributable to any given business segment, discontinued operations and intercompany eliminations are disclosed together.

The applicable measurement methods to report business segment information are those described in Note 4 to these consolidated financial statements. The inter-segments transaction prices are made at market value.

The following information shows selected data for each of the business segments identified by the Company’s management:

	2010
	Oil and Gas
	Exploration	Refining		Gas	Corporate
	and	and		and	and
	Production	Distribution	Petrochemicals	Energy	Eliminations	Total

Total current assets	1,620	1,835	996	1,823	1,499	7,773
Property, plant and equipment	4,295	1,094	875	4,420	105	10,789
Non-current investment	2,807	141	—	253	150	3,351
Non-current other assets	42	64	91	414	235	846

Total assets	8,764	3,134	1,962	6,910	1,989	22,759

Total liabilities	1,712	1,897	774	3,792	3,621	11,796

Dividends collected	157	62	—	—	—	219

	2009
	Oil and Gas
	Exploration	Refining		Gas	Corporate
	and	and		and	and
	Production	Distribution	Petrochemicals	Energy	Eliminations	Total

Total current assets	1,026	1,297	1,168	1,704	1,914	7,109
Property, plant and equipment	4,450	1,365	894	4,308	111	11,128
Non-current investment	3,142	160	—	257	150	3,709
Non-current other assets	58	68	110	331	570	1,137

Total assets	8,676	2,890	2,172	6,600	2,745	23,083

Total liabilities	1,321	1,427	902	3,518	5,357	12,525

Dividends collected	72	22	—	—	—	94

	2010
	Oil and Gas
	Exploration	Refining		Gas	Corporate
	and	and		and	and
	Production	Distribution	Petrochemicals	Energy	Eliminations	Total

Consolidated Statement of Income

Net sales
To third parties	417	7,025	3,437	3,563	—	14,442
Inter-segment	3,244	320	69	153	(3,786)	—

	3,661	7,345	3,506	3,716	(3,786)	14,442
Cost of sales	(2,407)	(6,564)	(2,806)	(2,788)	3,759	(10,806)

Gross profit (loss)	1,254	781	700	928	(27)	3,636

Administrative and selling expenses	(187)	(545)	(441)	(308)	(265)	(1,746)
Exploration expenses	(190)	—	—	—	—	(190)
Other operating (expenses) income, net	(173)	15	74	(50)	(124)	(258)

Operating income (loss)	704	251	333	570	(416)	1,442

Equity in earnings of affiliates	102	54	—	—	—	156
Gains interests	10	1	14	57	58	140
Loss interests	(20)	(13)	(16)	(141)	(304)	(494)
Other financial expenses, net	(1)	(4)	4	(58)	12	(47)
Income tax	(49)	66	(25)	(33)	(160)	(201)
Other	(176)	(213)	24	(27)	6	(386)

Net income (loss)	570	142	334	368	(804)	610

	2009
	Oil and Gas
	Exploration	Refining		Gas	Corporate
	and	and		and	and
	Production	Distribution	Petrochemicals	Energy	Eliminations	Total

Consolidated Statement of Income

Net sales
To third parties	578	5,414	2,897	3,083	—	11,972
Inter-segment	2,739	214	31	191	(3,175)	—

	3,317	5,628	2,928	3,274	(3,175)	11,972
Cost of sales	(2,288)	(5,119)	(2,352)	(2,317)	3,218	(8,858)

Gross profit	1,029	509	576	957	43	3,114

Administrative and selling expenses	(158)	(478)	(414)	(315)	(303)	(1,668)
Exploration expenses	(336)	—	—	—	—	(336)
Other operating (expenses) income, net	(206)	26	100	(3)	(109)	(192)

Operating income (loss)	329	57	262	639	(369)	918

Equity in earnings of affiliates	168	42	—	—	—	210
Gains interests	10	—	13	33	52	108
Loss interests	(41)	(16)	(26)	(121)	(400)	(604)
Other financial expenses, net	(11)	(40)	3	(122)	(35)	(205)
Income tax	(64)	(5)	(29)	(79)	(549)	(726)
Other	(291)	(4)	(19)	(80)	1,618	1,224

Net income	100	34	204	270	317	925

	2008
	Oil and Gas
	Exploration	Refining		Gas	Corporate
	and	and		and	and
	Production	Distribution	Petrochemicals	Energy	Eliminations	Total

Statement of income

Net sales
To third parties	2,233	6,684	3,420	2,838	—	15,175
Inter-segment	2,507	258	55	155	(2,975)	—

	4,740	6,942	3,475	2,993	(2,975)	15,175
Cost of sales	(2,478)	(6,649)	(2,762)	(2,108)	2,997	(11,000)

Gross profit	2,262	293	713	885	22	4,175

Administrative and selling expenses	(237)	(475)	(439)	(275)	(332)	(1,758)
Exploration expenses	(238)	—	—	—	—	(238)
Other operating (expenses) income, net	(207)	11	65	10	(110)	(231)

Operating income (loss)	1,580	(171)	339	620	(420)	1,948

Equity earnings (losses) of affiliates	311	(6)	—	—	—	305
Gains interests	6	—	5	31	69	111
Loss interests	(53)	(26)	(21)	(103)	(336)	(539)
Other financial expenses, net	9	(43)	(157)	(85)	(78)	(354)
Income tax	(419)	(2)	(18)	(96)	27	(508)
Other	(75)	(2)	11	(26)	(95)	(187)

Net income (loss)	1,359	(250)	159	341	(833)	776

The following information shows selected data about assets, net sales, operating income (loss) and equity in earnings of affiliates by geographic area.

	2010
							Other and
	Argentina	Venezuela	Bolivia	Perú (a)	Brasil	Ecuador	eliminations	Total

Total current assets	6,460	146	73	—	578	490	26	7,773
Property, plant and equipment	9,980	—	173	—	617	17	2	10,789
Non-current investment	569	2,518	—	—	—	263	1	3,351
Non-current other assets	799	—	2	—	40	4	1	846

Total assets	17,808	2,664	248	—	1,235	774	30	22,759

Net sales
To third parties	11,856	—	116	—	2,191	243	36	14,442
Inter-segment	61	—	—	—	9	—	(70)	—

Total	11,917	—	116	—	2,200	243	(34)	14,442
Operating income (loss)	1,142	1	55	—	236	49	(41)	1,442
Equity in earnings of affiliates	91	58	—	—	—	7	—	156

	2009
							Other and
	Argentina	Venezuela	Bolivia	Perú (a)	Brasil	Ecuador	eliminations	Total

Total current assets	6,295	139	64	—	429	78	104	7,109
Property, plant and equipment	10,240	—	178	—	632	32	46	11,128
Non-current investment	573	2,880	—	—	—	255	1	3,709
Non-current other assets	1,060	—	2	—	55	19	1	1,137

Total assets	18,168	3,019	244	—	1,116	384	152	23,083

Net sales
To third parties	9,969	—	111	123	1,454	277	38	11,972
Inter-segment	71	—	—	—	5	—	(76)	—

Total	10,040	—	111	123	1,459	277	(38)	11,972
Operating income (loss)	298	(1)	49	45	189	44	294	918
Equity in earnings of affiliates	68	139	—	—	—	3	—	210

	2008
							Other and
	Argentina	Venezuela	Bolivia	Perú (a)	Brasil	Ecuador	eliminations	Total

Net sales
To third parties	11,309	—	139	965	1,639	1,089	34	15,175
Inter-segment	144	—	—	—	6	—	(150)	—

Total	11,453	—	139	965	1,645	1,089	(116)	15,175
Operating income (loss)	796	(12)	84	392	98	623	(33)	1,948
Equity in earnings (losses) of affiliates	21	289	—	—	—	(5)	—	305

(a)	Note 8.2.

19.	Controlling Group
Petrobras Participaciones S.L. is the parent company of Petrobras Argentina, with an ownership interest of 67.2% (Note 1.2).
Petrobras Participaciones S.L. is a subsidiary by Petróleo Brasileiro S.A, a Brazilian company, whose business is concentrated on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad.
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
A — Explanation of the main differences included in the reconciliation from Argentina GAAP to US GAAP, corresponding to Petrobras Argentina, its subsidiaries and companies under joint control
1. Debt refinancing costs
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
5. Guarantor’s accounting for guarantees
Under US GAAP, FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees”, which was subsequently codified into ASC 460, “Guarantees”, clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee.
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
On January 21, 2005, the Special Shareholders’ Meeting of Petrobras Energía, Eg3 S.A. (“Eg3”) and Petrobras Argentina S.A. (“PAR”), and the Special Partners’ Meeting of Petrolera Santa Fé S.R.L. (“PSF”), in their respective meetings, approved the merger of Eg3, PAR, and PSF with and into Petrobras Energía, with the former companies being dissolved without being liquidated. The effective merger date was set as January 1, 2005, as from when all assets, liabilities, rights and obligations of the absorbed companies were considered incorporated into Petrobras Energía.
Petrobras Energía recorded the effects of the corporate reorganization in accordance with the pooling-of-interest method.

As a result of the merger between Petrobras Energía, Petrolera Santa Fé S.R.L, Eg3 S.A. and Petrobras Argentina S.A., the reconciliation to US GAAP includes adjustments to Property, plant and equipment as of December 31, 2010 and 2009, respectively, that corresponds to the purchase price allocation derived from the excess of the acquisition price over the book values (allocated values) that were originally recorded in Eg3 S.A. and Petrolera Santa Fé S.A. as push down accounting when such companies were acquired by Petrobras, the Company’s controlling shareholder, in 2001 and 2002.
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

The reconciliation of net income from Argentina GAAP to US GAAP for the year ended December 31, 2008 includes a loss of 352 mainly related to: (i) the write-off of the remaining carrying value under US GAAP (higher than the Argentina GAAP figure as it had not been affected by an impairment charge in 2007) of the property, plant & equipment related to Block 31, returned to Ecuador during 2008, and (ii) the elimination of the gain recorded under Argentina GAAP to reverse an impairment charge recorded in prior years on assets located in Argentina that, considering the difference in the calculation method described above, was not recorded for US GAAP purposes.

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
Under US GAAP, interests in companies over which the investor exercises joint control are accounted for by the equity method and no proportional consolidation is allowed. However, pursuant to the SEC’s rules, differences in classification or presentation that result from using proportionate consolidation in the reconciliation to US GAAP, may be omitted if certain requirements are met. Such requirements are met by Distrilec and (since December 31, 2007 through its sale in April 2009) by PVIE but not by CIESA. The proportional consolidation of CIESA for the years ended December 31, 2010, 2009 and 2008 under Argentina GAAP has been reversed for purposes of the US GAAP reconciliation and in the additional disclosures included in Notes 21 and 22.
11. Sale of non-current assets to related parties
Under US GAAP, results on sales of non-current assets to related parties under common control are considered as a capital transaction. Under Argentina GAAP, results on sales of non-current assets are recognized in the statement of income.
Consequently, in the year ended December 31, 2009, the reconciliation to US GAAP includes the reversal of gains recorded under Argentina GAAP, which were recorded as an increase in Additional Paid in Capital for US GAAP purposes.
The above mentioned transaction with related parties under common control relates to the sale of Petrobras Energía’s interest in PVIE to Petrobras Internacional Braspetro B.V. (See Notes 8.2 and 17).
12. Noncontrolling Interest
An adjustment to record the effect of all US GAAP adjustments attributable to noncontrolling interest has been recorded.
13. Revaluation of assets held for sale
Under Argentina GAAP, assets classified as “held for sale” should be measured at their net realizable value and a gain can be recognized if the net realizable value exceeds book value and certain other conditions are met. However, as under US GAAP “assets held for sale” are measured at the lower of carrying amount or fair value less costs to sell, the reconciliation of net income for the year ended December 31, 2009 includes the reversal of the gain recorded under Argentina GAAP upon presentation of the assets as held for sale. Such gain was recognized in the year ended December 31, 2010 for US GAAP purposes, when the assets were sold (See Note 8.1.)
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

As of December 31, 2010 and 2009 the Company recorded capitalized foreign exchange differences losses of CIESA.
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
4) Impairment of equity interest in affiliates
The reconciliation of net income from Argentina GAAP to US GAAP for the years ended December 31, 2010 and 2009 includes a loss of 190 mainly related to impairment reversals recorded under Argentina GAAP in 2010 and a gain of 135 related to the reversal of impairment charges recorded in 2009 for Argentina GAAP purposes resulting from differences in the carrying amount of our equity interest in mixed companies in Venezuela.
5) Revenue recognition
As mentioned in Note 7.3.2, in 2009 TGS entered into a transitional agreement with the UNIREN that contemplated a tariff increase. The agreement was ratified by the President of the Republic. Accordingly, TGS recognized revenue for 122 under Argentina GAAP (amounts presented before the effect of noncontrolling interest and proportional consolidation of CIESA).
Under US GAAP, following the provisions of ASC 605, “Revenue recognition”, TGS considered that collectibility was not reasonably assured, and as a result TGS was not able to recognize such revenue until the new tariff schedule was published by ENARGAS. Based on the above, as of December 31, 2009, the revenue recognized was reversed in the reconciliation from Argentina GAAP to US GAAP included in Note 21.
Resulting from the fact that in 2010 TGS reversed the revenue recognized in 2009 for Argentina GAAP purposes, the reconciliation to US GAAP for the year-ended December 31, 2010 includes the reversal of such reversal.
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
D — Other
1) Restatement of financial statements for the effects of inflation
The reconciliation to US GAAP does not include any adjustment to eliminate the effects of inflation required under Argentina GAAP (see Note 2.3), as they are also permitted by Regulation S-X of the SEC.
E — Recently issued accounting standards under US GAAP
Intangibles Goodwill and Other (Topic 350): When to perform step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (ASU 2010-28)
The FASB issued Accounting Standards Update (“ASU”) 2010-28 in December 2010. This standard establishes when to perform the Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. Under this new guidance an entity must consider whether it is more likely than not that goodwill impairment exists for each reporting unit with a zero or negative carrying amount. If it is considered that goodwill impairment exists, the second step of the goodwill impairment test must be performed. The Company does not have goodwill recorded in reporting units with zero or negative carrying amounts.
F — Recently adopted accounting pronouncements
Transfers and Servicing (ASC 860), Accounting for Transfers of Financial Assets (ASU 2009-16)
The FASB issued Accounting Standards Update (“ASU”) 2009-16 in December 2009. This standard removes the concept of a Qualifying Special Purpose Entity (“QSPE”) and the exception for QSPE consolidation and clarifies the requirements for financial asset transfers eligible for sale accounting. ASU 2009-17 became effective for the Company on January 1, 2010, and its adoption did not have a material impact on the Company’s consolidated results of operations, financial position or liquidity.

Consolidation (ASC 810), Improvements to Financial Reporting by Enterprises Involved With Variable Interest Entities (ASU 2009-17)
The FASB issued ASU 2009-17 in December 2009. ASU 2009-17 requires the enterprise to qualitatively assess if it is the primary beneficiary of a variable-interest entity (“VIE”), and, if so, the VIE must be consolidated. Additionally, this Statement requires continuous assessments of whether an enterprise is the primary beneficiary of a VIE. ASU 2009-17 became effective for the Company on January 1, 2010, and its adoption did not have a material impact on the Company’s results of operations, financial position or liquidity.
Receivables (ASC 310), Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses (ASU 2010-20)
The FASB issued ASU 2010-20 in July 2010. ASU 2010-20 amends and expands disclosure requirements about the credit quality of financing receivables and the related allowance for credit losses. As a result of these amendments, companies are required to disaggregate, by portfolio segment or class of financing receivable, certain existing disclosures and provide certain new disclosures about financing receivables and related allowance for credit losses. ASU 2010-20 became effective for the Company on January 1, 2010.
Fair value measurements and disclosures (Topic 820), Improving Disclosures about Fair value Measurements (ASU 2010-06)
The FASB issued Accounting Standards Update ASU 2010-06 in January 2010. This Standard provides for additional disclosures for transfers in and out of levels I and II and for activity in level III and also clarifies certain other existing disclosure requirements including level of desegregation and disclosures around inputs and valuation techniques. ASU 2010-06 became effective for the Company on January 1, 2010, except for the requirement to provide the level III activity for purchases, sales, issuances, and settlements on a gross basis which is effective for fiscal years beginning after December 15, 2010. There was no impact to the Company’s consolidated financial statements from the implementation of this standard.

21.	Reconciliation of net income and equity to US GAAP
The following is a summary of the significant adjustments to net income (including noncontrolling interest) for the years ended December 31, 2010, 2009 and 2008, the shareholders’ equity and noncontrolling interest as of December 31, 2010 and 2009, which would be required if US GAAP had been applied instead of Argentina GAAP in the Company’s financial statements.
Reconciliation of net income to US GAAP

	2010	2009	2008

Net income under Argentina GAAP	610	925	776

US GAAP adjustments:

Foreign currency translation (Note 20.A.3)	15	6	26
Debt refinancing costs (Note 20.A.1)	1	1	3
Depreciation of Property Plant & Equipment
Business combination (Note 20.A.7)	(19)	(26)	(27)
Impairment (Note 20.A.8.b)	1	2	(23)
Other	(6)	1	(5)
Impairment of property plant & equipment (Note 20.A.8.c)	—	—	(352)
Discounted value of assets and liabilities (Note 20.A.4)	12	(50)	(35)
Effects of the sale of noncurrent assets to related parties (Note 20.A.11)	—	(1,591)	—
Noncontrolling interest (Note 20.A.12)	1	1	3
Inventories (Note 20.A.6)	(10)	(37)	91
Deferred income taxes (Note 20.A.9)	57	815	66
Revaluation of assets held for sale (Note 20.A.13)	47	(47)	—
Other	—	1	(10)
US GAAP adjustments applicable to equity in earnings of affiliates
Deferred income taxes (Note 20.B.3)	33	(28)	(97)
Depreciation of property plant and equipment	(22)	(3)	(3)
Capitalized exchange losses (Note 20.B.1)	—	—	1
Noncontrolling interest (Note 20.B.2)	(19)	19	2
Reversal of equity in earnings of CIESA (i) (Note 20.A.10)	(49)	33	18
Impairment (Note 20.B.4)	(190)	135	—
Revenue recognition (Note 20.B.5)	61	(61)	—
Other	10	—	—

Total US GAAP adjustments	(77)	(829)	(342)

Net income under US GAAP attributable to the shareholders	533	96	434
Plus: noncontrolling interest under US GAAP	(4)	14	19

Net income (including noncontrolling interest) under US GAAP	529	110	453

i)
This adjustment reverses the equity in earnings accounted for under Argentina GAAP and complements the effects of other US GAAP adjustments recognized in items listed above with respect to CIESA (2010, 2009 and 2008). As of December 31, 2010, 2009 and 2008, CIESA presented a deficit in shareholders equity under US GAAP, and therefore it was valued at zero.

Earnings per share	2010	2009	2008

Basic / Diluted earnings per share under US GAAP
Class B:
Income / (loss) from continuing operations	0.481	0.173	0.165
Income / (loss) from discontinued operations	0.047	(0.078)	0.264

Basic / Diluted earnings per share under Argentine GAAP
Class B	0.604	0.916	0.769
Number of shares -in millions (1)	1,010	1,010	1,010

(1)	Earnings (loss) per share are calculated based on the weighted average number of shares outstanding during the years ended December 31, 2010, 2009 and 2008.
Consolidated statement of comprehensive income and accumulated comprehensive income

	2010	2009	2008

Net income (including noncontrolling interest) under US GAAP	529	110	453
Foreign currency translation (Note 20.A.3)
Net change during the year, net of tax	37	49	73
Deferred pension plan obligations (Note 20.A.2)
Decrease net of tax	11	22	5

Total comprehensive income	577	181	531
Less: noncontrolling interest under US GAAP	4	(14)	(19)

Total comprehensive income attributable to the shareholders	581	167	512

Accumulated other comprehensive income (loss):
Amounts not recognized as net periodic pension costs, net of tax (Note 20.A.2)	7	(4)	(26)
Foreign currency translation net of tax (Note 20.A.3)	221	184	135
Adjustment to initially apply ASC 715, net of tax (1)	(28)	(28)	(28)

Total Accumulated Other Comprehensive Income	200	152	81

(1)	SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, was subsequently codified into ASC 715, “Compensation — Retirement Benefits”.

Reconciliation of shareholders’ equity to US GAAP

	2010	2009

Shareholders’ equity under Argentina GAAP	9,974	9,589

US GAAP adjustments:

Debt refinancing costs (Note 20.A.1)	—	(1)
Pension plan obligations (Note 20.A.2)	(31)	(48)
Foreign currency translation (Note 20.A.3)	(22)	(35)
Property plant and equipment
Business combination (Note 20.A.7)	236	250
Impairment (Note 20.A.8.c)	(27)	(28)
Other	(30)	(24)
Revaluation of assets held for sale (Note 20.A.13)	—	(47)
Other	(10)	(10)
Goodwill (Note 20.A.7.a and 20.A.8.a)	101	101
Discounted value of assets and liabilities (Note 20.A.4)	12	—
Inventories (Note 20.A.6)	(34)	(24)
Guarantees (Note 20.A.5)	(5)	(5)
Noncontrolling interest (Note 20.A.12)	12	11
Deferred income taxes (Note 20.A.9)	41	(9)
US GAAP adjustments applicable to equity in affiliates
Deferred income taxes (Note 20.B.3)	(152)	(178)
Property plant and equipment (Note 20.A.8.a)	(7)	9
Capitalized exchange losses (Note 20.B.1)	(24)	(25)
Noncontrolling interest (Note 20.B.2)	(18)	1
Reversal of equity in affiliates of CIESA (i) (Note 20.A.10)	(106)	(57)
Impairment (Note 20.B.4)	(49)	135
Revenue recognition (Note 20.B.5)	—	(61)
Other	3	(7)

Total US GAAP adjustments	(110)	(52)

Shareholders’ equity under US GAAP (A)	9,864	9,537

Noncontrolling interest under Argentina GAAP	989	969
US GAAP adjustments:
Reversal of noncontrolling interest of CIESA under Argentina GAAP	(578)	(554)
Other	(12)	(11)

Total US GAAP adjustments	(590)	(565)

Noncontrolling interest under US GAAP (B)	399	404

Equity under US GAAP (A) + (B)	10,263	9,941

i)
This adjustment reverses the equity in earnings accounted for under Argentina GAAP and complements the effects of other US GAAP adjustments recognized in items listed above with respect to CIESA. As of December 31, 2010 and 2009, CIESA presented a deficit in shareholders’ equity under US GAAP, and therefore it was valued at zero.

Description of changes in equity under US GAAP

	2010	2009	2008

Shareholders’ equity under US GAAP as of beginning of the year	9,537	8,886	8,689

Additional paid-in capital (Note 20.A.11)	—	801	—
Net effects of corporate reorganization (Note 1.2)	—	(48)	—
Treasury stock	21	—	—
Cash dividends	(275)	(269)	(315)
Other comprehensive income	48	71	78
Net income attributable to the Shareholders under US GAAP	533	96	434

Shareholders’ equity under US GAAP as of the end of the year	9,864	9,537	8,886

Noncontrolling interest	399	404	360

Equity under US GAAP as of the end of the year	10,263	9,941	9,246

US GAAP summarized consolidated data
The consolidated income data and the consolidated cash flows for the years ended December 31, 2010, 2009 and 2008 and the consolidated balance sheets as of December 31, 2010 and 2009, presented below have been adjusted to reflect the differences between US GAAP and Argentina GAAP discussed above, giving effect to differences in measurement methods and disclosures as previously discussed.

	Year ended December 31,
US GAAP consolidated income data	2010	2009	2008
Sales	13,458	10,301	13,181
Less — taxes on sales and services	(222)	(284)	(542)

Net sales	13,236	10,017	12,639
Cost of sales	(9,898)	(7,378)	(9,306)

Gross profit	3,338	2,639	3,333

Administrative and selling expenses	(1,707)	(1,517)	(1,573)
Exploration expenses	(190)	(333)	(218)
Other operating expenses, net	(777)	(311)	(744)

Operating income	664	478	798

Equity in earnings of affiliates	151	147	208
Financial expenses and holding losses, net	(249)	(537)	(569)

Income before income taxes and discontinued operations	566	88	437
Income tax (expense) benefit	(84)	101	(251)

Net income from continuing operations	482	189	186

Income (loss) from discontinued operations, net of tax (1)	47	(79)	267

Net income for the year	529	110	453

Net income attributable to noncontrolling interest	4	(14)	(19)

Net income for the year attributable to the Shareholders	533	96	434

(1)	Net of income tax (benefit) expense of 26, (44) and 133 for the years ended December 31, 2010, 2009 and 2008, respectively.

	As of December 31,
US GAAP condensed consolidated balance sheet data	2010	2009

Other receivables	1,908	2,517
Other current assets	5,225	3,862

Current assets	7,133	6,379

Investments	3,024	3,571
Property, plant and equipment	8,962	9,278
Other non-current assets	653	933

Total non-current assets	12,639	13,782

Total assets	19,772	20,161

Short-term debt (a) (b)	631	1,901
Other liabilities	3,542	2,702

Total current liabilities	4,173	4,603

Long-term debt	3,471	3,801
Other non-current liabilities	1,865	1,816

Total non-current liabilities	5,336	5,617

Total liabilities	9,509	10,220

Shareholders’ equity	9,864	9,537
Noncontrolling Interest	399	404

Total Equity	10,263	9,941

	19,772	20,161

(a)	The weighted average annual interest rates for outstanding short-term borrowings were 6.007% and 8.16% as of December 31, 2010 and 2009, respectively.

(b)	Includes 584 and 1.480 relating to current portion of long-term debt as of December 31, 2010 and 2009, respectively.

	Year ended December 31,
US GAAP condensed consolidated cash flow data	2010	2009	2008

Net cash provided by operations	2,889	2,056	1,839
Net cash provided (used) in investing activities	391	(1,014)	(1,150)
Net cash used in financing activities	(2,074)	(1,289)	(577)

Increase (decrease) in cash	1,206	(247)	112
Effect of the exchange rate on cash	71	115	83
Cash and cash equivalent at the beginning of the year	1,034	1,166	971

Cash and cash equivalent at the end under US GAAP	2,311	1,034	1,166

22.	Additional financial statement disclosures required by US GAAP and the SEC
a) Income taxes
The tax effect of the significant differences between the book value under US GAAP and the tax value of the Company’s assets and liabilities and tax loss carryforwards is as follows:

	2010		2009
Deferred tax assets

Tax loss carryforwards	67		92
Inventories	12		8
Property, plant and equipment	7		212
Reserve for contingencies	127		119
Equity interest in affiliates	80		80
Pension plan obligations	48		52
Receivables	120		118
Other deferred tax assets	82		113

Total gross deferred tax assets	543		794
Less valuation allowance (2)	(277)		(469)

Total net deferred tax assets	266		325

Deferred tax liabilities

Loans	(12)		(64)
Prepaid expenses	(5)		(5)
Property, plant and equipment	(447)		(637)
Equity interest in affiliates	(256)		(421)
Other deferred tax liabilities, not individually significant	(13)		(21)

Total deferred tax liabilities	(733)		(1,148)

Net deferred tax liabilities	(467	)(1)	(823)

(1)	The change in 2010 includes: an increase of 60 mainly attributable to the effect of the foreign exchange fluctuations on the deferred tax liabilities in foreign affiliates.

(2)
Management evaluates the recoverability of tax loss carryforwards and the remaining temporary differences taking into consideration, among other elements, the projected business profits, tax planning strategies, temporariness of future taxable income, considering the term of expiration of the tax loss carryforwards, the future reversals of the existing temporary differences and the recent year tax history. All the evidence available, both positive and negative, is duly weighted and considered in the analysis. Management believes that it is more likely than not that the Company will realize the benefits of the above-mentioned deductible differences and tax loss carryfowards, net of the existing valuation allowance as of December 31, 2010 and 2009.

Net deferred tax liabilities as of December 31, 2010 and 2009 consist of:

	2010	2009

Current deferred income tax assets	129	55
Non-current deferred income tax assets	9	4
Non-current deferred income tax liabilities	(605)	(882)

Net deferred tax liabilities	(467)	(823)

The reconciliation of the income tax expense charged to the income statement and the one that would result from the application of the prevailing income tax rate of the 35% to the gain before taxes and the minority interest is as follows:

	2010	2009	2008
Income (loss) before income tax and noncontrolling interest from continuing operations	566	88	437

Statutory tax rate	35%	35%	35%

Statutory tax rate applied to pre-tax income from continuing operations	(198)	(31)	(153)

Equity in earnings of affiliates	13	7	11
Permanent differences in foreign subsidiaries	31	46	22
Cash dividends and capital stock reductions in foreign affiliates	(8)	(101)	(65)
Other, net	(33)	(29)	—
Foreign income tax	102	206	117
Net movement in the valuation allowance	9	3	(183)

Tax (expense) benefit from continuing operations	(84)	101	(251)

The Company’s provision for income taxes from continuing operations under US GAAP comprised the following:

	2010	2009	2008
Current

Argentina	(432)	158	(82)
Foreign	(84)	(58)	(247)

	(516)	100	(329)

Deferred

Argentina	423	22	113
Foreign	9	(21)	(35)

	432	1	78

Total tax (expense) benefit	(84)	101	(251)

As of December 31, 2010, the tax loss carryforwards amounting to 191 may be used until the dates indicated below:

2012 and thereafter	191

191

Effect of adopting provisions of ASC 740 of the FASB Accounting Standards Codification (ASC) relating to accounting for uncertainty in income taxes (formerly FASB Interpretation no. 48)
The Company accounts for uncertain tax positions pursuant to FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”. This standard provides guidance on recognition, classification and disclosure concerning uncertain income tax liabilities. The evaluation of a tax position requires recognition of a tax benefit if it is more likely than not it will be sustained upon examination.

As of December 31, 2010, 2009 and 2008 and for the years then ended, the Company did not have any unrecognized tax benefits. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months. Furthermore, the Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of financial and operating expenses, respectively, in the consolidated statements of income. As of December 31, 2010, 2009 and 2008 and for the years then ended, the Company has not accrued interest and penalties related to unrecognized tax benefits.
The Company and its subsidiaries file income tax returns in Argentina and in other foreign jurisdictions. The Argentine tax returns are open to examination by the respective tax authorities for the years beginning in 2004. In addition, tax returns of foreign jurisdictions in which we operate are open to examination for the years beginning in 2006 in Venezuela, Bolivia and Spain, 2005 in Colombia, Brazil, Austria and Mexico and 2004 in Ecuador.
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
The estimated fair values of financial instruments are as follows, except for those financial instruments noted above for which the carrying values approximate fair values:

	2010		2009
	Carrying		Carrying
	amount		amount
	under	Fair	under	Fair
	US GAAP	Value	US GAAP	Value

Financial liabilities:
Long-term debt	3,471	3,622	3,801	3,926
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
The fair value of the holdings in mutual funds was recognized on the basis of exchange quoted prices as the balance sheet date for identical assets in active markets and, therefore, were classified as Level 1
The inputs used in the calculation of the fair value of the Company’s financial assets and liabilities accounted for at fair value on a recurring basis at December 31, 2010 and 2009, were:

	As of December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets
Holdings in mutual funds	131	—	—	131

Total assets	131	—	—	131

	As of December 31, 2009
	Level 1	Level 2	Level 3	Total
Assets
Holdings in mutual funds	195	—	—	195

Total assets	195	—	—	195

The inputs used in the calculation of the fair value of the Company’s non financial assets and liabilities accounted for at fair value on a non-recurring basis at December 31, 2010 and 2009, were:

	As of December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets
Equity method investments	—	—	1,534	1,534
Long-lived assets held for sale	—	139	—	139

Total assets	—	139	1,534	1,673

	As of December 31, 2009
	Level 1	Level 2	Level 3	Total
Assets
Equity method investments	—	—	2,006	2,006

Total assets	—	—	2,006	2,006

	As of December 31, 2010
	Level 1	Level 2	Level 3	Total
Liabilities
Other Liabilities	—	—	342	342

Total liabilities	—	—	342	342

Equity method investments in Venezuela were determined to have a fair value below their carrying amount as of December 31, 2010 and 2009 and the impairment was considered to be other than temporary. As a result, those investments were written down to their fair value resulting in a charge of 217 and 146 before tax, as of December 31, 2010 and 2009, respectively (Note 21). Inputs used to estimate fair value include: prices based on our business plan, production curves, market operating costs and investments needed for carrying out the projects.
Long-lived assets held for sale were written down to their fair value of 139 resulting in a loss of 209 before tax, which is included in other operating expenses, net caption in the US GAAP Summarized Consolidated Data as of December 31, 2009 (Note 21).
Other liabilities measured at fair value as of December 31, 2010, correspond to current and non-current liabilities recorded by the Company in connection with the net transportation capacity committed under the agreement entered into with OCP (Note 5.4).
d) Summarized financial information of unconsolidated affiliates
The following table provides summarized financial information on a 100% basis, for the main affiliates accounted for by the equity method, combined per business unit, under Argentina GAAP.
Each business unit includes the following companies as of December 31, 2010, 2009 and 2008:
•
Oil and Gas Exploration and Production: Petrolera Entre Lomas S.A., Inversora Mata S.A., Coroil S.A., Petroritupano S.A., Petrowayú S.A., Petrovenbras S.A., Petrokariña S.A., Oleoductos del Valle S.A. and Oleoducto de Crudos Pesados Ltd.

•	Refining and Distribution: Refinería del Norte S.A.

	2010
	Oil and Gas
	Exploration and	Refining and
	Production	Distribution
Current assets	6,570	609
Non current assets	10,422	426
Current liabilities	5,234	481
Non current liabilities	4,765	57
Shareholders’ equity	6,993	497
Sales	4,719	1,797
Gross profit	2,347	483
Net (loss) income	(345)	191

	2009
	Oil and Gas
	Exploration and	Refining and
	Production	Distribution
Current assets	8,153	788
Non current assets	9,303	395
Current liabilities	4,421	584
Non current liabilities	4,530	37
Shareholders’ equity	8,505	562
Sales	4,300	1,593
Gross profit	2,872	366
Net income	1,062	149

	2008
	Oil and Gas
	Exploration and	Refining and
	Production	Distribution
Sales	6,545	1,238
Gross profit	4,087	186
Net income (loss)	1,216	(21)

e) Pension plan
Defined benefit plan:
Supplemental information for the Company’s defined benefit plans is as follows (see also Note 16.2):

	2010	2009

Projected benefit obligation at the end of the year	180	189

Accumulated benefit obligation at the end of year	176	189

Fair value of plan assets at the end of the year (1)	33	40

Status of the plans — Unfunded at year — end	(147)	(149)

(1)	Both for December 31, 2010 and 2009 assets contributed correspond to the Compensatory Fund (Note 16.2)
Amounts recorded in the consolidated balance sheet consisists of:

	2010	2009	2008
Total liabilities	(147)	(149)	(147)
Cumulative amounts recorded in “Accumulated other comprehensive income” consists of:

	2010	2009	2008
Unrecognized prior service cost	20	27	36
Unrecognized actuarial loss	12	22	46

“Accumulated other comprehensive income” at year-end, before tax	32	49	82

Reconciliation of amounts recognized in “Accumulated other comprehensive income”

	2010	2009	2008
Amounts recorded before tax at beginning of year	49	82	90
Change in unrecognized actuarial loss	(10)	(23)	(6)
Amortization of prior service cost recognized in net periodic benefit cost	(2)	(2)	(2)
Other adjustments /Curtailment	(5)	(8)	—

Amounts recorded before tax at end of year:	32	49	82

Components of net periodic pension benefit cost

	2010	2009	2008

Service cost	4	4	4
Interest cost	34	36	23
Return on plan assets	(7)	(8)	(3)
Amortization of actuarial gains/ losses and unrecognized prior service cost	3	4	5

Net periodic benefit cost	34	36	29

Curtailment	(20)	—	—

Total expense for the year	14	36	29

As of December 31, 2010 and 2009, the assets related to the defined pension plans were composed of U$ dollar money markets instrument (Level 1 in the fair value hierarchy of ASC 820) held at The Bank of New York Mellon in compliance with the applicable investment policies defined for such plans.

As of December 31, 2010, the amounts expected to be recognized in 2011 as net periodic benefit cost, before the effect of income taxes, are as follows:

Prior service cost	2
Net actuarial loss	—
f) Exploratory well costs
The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed and the number of projects for which exploratory well costs have been capitalized for a period greater than one year since the completion of the drilling:
Aging of capitalized exploratory well costs

	2010		2009		2008
	Amount	Wells	Amount	Wells	Amount	Wells
Drilling not finished or capitalized for less than one year	56	9	44	14	178	22
Capitalized for more than one year	160	8	184	19	125	16

Total	216	17	228	33	303	38

Capitalized exploratory well costs as of December 31, 2010 for more than one year correspond to 8 wells located in the Austral and Neuquén Basin (Argentina), for which the Company has assigned certain of its personnel to assess the economic, legal, political, environmental, and regulatory aspects related to the potential development of such projects.
g) Financing receivables
The Company has no significant long term financing receivables, other than a non current account receivable from CAMMESA amounting to 212 from the sale of electricity generated by Petrobras Argentina in the spot market due to the fact that in previous years, generation companies only received payment from CAMMESA to cover variable production costs and for power and services, but not for the profit margin on sales to the spot market. As a result, FONINVEMEM I and II were created through the contribution of a significant portion of our receivable from CAMMESA in 2004-2006 and in 2007, respectively (Note 10.1).
The Company recovers the amounts contributed to the FONINVEMEM I, converted to US$ and adjusted by Libo rate + 1% p.a., in 120 monthly installments starting March 2010. In addition, amounts related to FONINVEMEM II were fully recovered in the year ended December 31, 2009. With regards to the remaining balances outstanding, Petrobras Argentina estimates that on the basis of the amounts already collected, and estimates of future collections, such amounts will be collected and that no valuation allowance is needed for such amounts.
23.	Oil and Gas Supplementary Disclosures (Unaudited)
In December 2009, the Company adopted revised oil and gas reserve estimation and disclosure requirements. The primary impact of the new disclosures is to conform the definition of proved reserves with the Modernization of Oil and Gas Reporting rules, which were issued by the Securities and Exchange Commission (“SEC”) of the United States of America at the end of 2008. The accounting standards update revised the definition of proved oil and gas reserves to require that the average, first-day-of-the-month price during the 12-month period before the end of the year rather than the year-end price, must be used when estimating whether reserve quantities are economical to produce. This same 12-month average price is also used in calculating the aggregate amount of (and changes in) future cash inflows related to the standardized measure of discounted future net cash flows. The rules also allow for the use of reliable technology to estimate proved oil and gas reserves if those technologies have been demonstrated to result in reliable conclusions about reserve volumes. The unaudited supplemental information on oil and gas exploration and production activities for 2010 and 2009 has been presented in accordance with the new reserve estimation and disclosure rules, which may not be applied retrospectively. The 2008 data is presented in accordance with FASB oil and gas disclosure requirements effective during this period. Disclosures by geographic area include the Argentina, Venezuela and Rest of Latin American areas. The effect of applying the new definition of reliable technology and other non-price related aspects of the updated rules did not significantly impact 2009 net proved reserve volumes.

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
Amounts are stated in millions of pesos as mentioned in Note 2.3 to the financial statements.
Capitalized costs
The following table presents the capitalized costs as of December 31, 2010 and 2009, for proved and unproved oil and gas properties, and the related accumulated depreciation and allowances, which reduce the value of assets.

	Argentine GAAP
	Consolidated Companies			Equity Method Investment
		Rest of
		Latin-
	Argentina	America	Total	Argentina	Venezuela	Total
	(in millions of constant pesos - note 2.3)
December 31,2010

Proved properties:
Equipment, camps and other facilities	4,226	66	4,292	4	—	4
Mining properties and wells	7,088	459	7,547	304	2,544	2,848
Unproved properties	214	—	214	—	—	—

Total capitalized costs	11,528	525	12,053	308	2,544	2,852

Accumulated depreciation and allowances which reduce the value of assets	(7,424)	(334)	(7,758)	(163)	(518)	(681)

Total net capitalized costs	4,104	191	4,295	145	2,026	2,171

	Argentine GAAP
	Consolidated Companies			Equity Method Investment
		Rest of
		Latin-
	Argentina	America	Total	Argentina	Venezuela	Total
	(in millions of constant pesos - note 2.3)
December 31,2009

Proved properties:
Equipment, camps and other facilities	3,883	142	4,025	4	—	4
Mining properties and wells	6,579	1,247	7,826	253	2,524	2,777
Unproved properties	227	—	227	—	—	—

Total capitalized costs	10,689	1,389	12,078	257	2,524	2,781

Accumulated depreciation and allowances which reduce the value of assets	(6,492)	(1,136)	(7,628)	(132)	(412)	(544)

Total net capitalized costs	4,197	253	4,450	125	2,112	2,237

Costs incurred
The following table presents those costs capitalized as well as expensed that were incurred during each of the years ended as of December 31, 2010, 2009 and 2008. The acquisition of properties includes the cost of acquisition of proved or unproved oil and gas properties. Exploration costs include geological and geophysical costs, costs necessary for retaining undeveloped properties, and drilling costs and exploratory well equipment. Development costs include drilling costs and equipment for developmental wells, costs incurred in improved recovery, the construction of facilities for extraction, treatment and storage of hydrocarbons and all necessary costs to maintain facilities for the existing developed reserves.

	Argentina GAAP
	Consolidated companies			Equity Method Investment
		Rest of
		Latin-
	Argentina	America	Total	Argentina	Venezuela	Total
	(in millions of constant pesos - note 2.3)
At December, 2010

Acquisition of properties:

- Proved	—	—	—	—	—	—

- Unproved	—	—	—	—	—	—

Exploration costs	137	45	182	3	—	3

Development costs	752	37	789	51	148	199

Total costs incurred	889	82	971	54	148	202

At December, 2009

Acquisition of properties:

- Proved	2	—	2	—	—	—

- Unproved	—	—	—	—	—	—

Exploration costs	300	28	328	1	—	1

Development costs	608	90	698	42	240	282

Total costs incurred	910	118	1,028	43	240	283

At December, 2008

Acquisition of properties:

- Proved	735	—	735	—	—	—

- Unproved	3	—	3	—	—	—

Exploration costs	345	96	441	—	—	—

Development costs	859	334	1,193	—	—	—

Total costs incurred	1,942	430	2,372	41	208	249

Results of operations
The breakdown of results of the operations shown below summarizes revenues and expenses directly associated with oil and gas-producing activities for the years ended December 31, 2010, 2009 and 2008. These activities are a part of the Oil and Gas Exploration and Production segment. This breakdown does not include any allocation of financial costs or expenses from Corporate and therefore it is not necessarily an indicator of the contribution in operations for oil and gas producing activities to the net income of the Company. Income tax for the years presented was calculated utilizing the deferred income tax criteria.

	Argentina GAAP
	Consolidated companies			Equity Method Investment
		Rest of
		Latin-
	Argentina	America	Total	Argentina	Venezuela	Total
	(in millions of constant pesos - note 2.3)
At December 31, 2010

Net sales:

- to third parties	25	392	417	75	747	822

- transfers to other operations	3,244	—	3,244	83	—	83

Total net sales	3,269	392	3,661	158	747	905

Production costs:

- Operating costs	(968)	(90)	(1,058)	(42)	(186)	(228)

- Royalties and other	(601)	(224)	(825)	(20)	(244)	(264)

Total production costs	(1,569)	(314)	(1,883)	(62)	(430)	(492)

Exploration costs	(145)	(45)	(190)	(3)	—	(3)

Depreciation, depletion, amortization and allowances which reduce the value of assets	(810)	4	(806)	(37)	(363)	(400)

Results of operations before income tax	745	37	782	56	(46)	10

Income tax	(261)	(58)	(319)	(23)	53	30

Total Results of oil and gas operations	484	(21)	463	33	7	40

	Argentina GAAP
	Consolidated companies			Equity Method Investment
		Rest of
		Latin-
	Argentina	America	Total	Argentina	Venezuela	Total
	(in millions of constant pesos - note 2.3)
At December 31, 2009

Net sales:

- to third parties	34	544	578	59	716	775

- transfers to other operations	2,739	—	2,739	67	—	67

Total net sales	2,773	544	3,317	126	716	842

Production costs:

- Operating costs	(789)	(104)	(893)	(31)	(209)	(240)

- Royalties and other	(520)	(221)	(741)	(16)	(218)	(234)

Total production costs	(1,309)	(325)	(1,634)	(47)	(427)	(474)

Exploration costs	(330)	(6)	(336)	(1)	—	(1)

Depreciation, depletion, amortization and allowances which reduce the value of assets	(860)	(51)	(911)	(31)	(427)	(458)

Results of operations before income tax	274	162	436	47	(138)	(91)

Income tax	(96)	(86)	(182)	(19)	81	62

Total Results of oil and gas operations	178	76	254	28	(57)	(29)

	Argentina GAAP
	Consolidated companies			Equity Method Investment
		Rest of
		Latin-
	Argentina	America	Total	Argentina	Venezuela	Total
	(in millions of constant pesos - note 2.3)

At December 31, 2008

Net sales:

- to third parties	11	2,222	2,233	—	—	—

- transfers to other operations	2,507	—	2,507	—	—	—

Total net sales	2,518	2,222	4,740	—	—	—

Production costs:

- Operating costs	(620)	(161)	(781)	—	—	—

- Royalties and other	(486)	(882)	(1,368)	—	—	—

Total production costs	(1,106)	(1,043)	(2,149)	—	—	—

Exploration costs	(179)	(59)	(238)	—	—	—

Depreciation, depletion, amortization and allowances which reduce the value of assets	(574)	(102)	(676)	—	—	—

Results of operations before income tax	659	1,018	1,677	—	—	—

Income tax	(230)	(423)	(653)	—	—	—

Total Results of oil and gas operations	429	595	1,024	25	128	153

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
The Company estimates its reserves at least once a year. The Company’s reserves estimation as of December 31, 2010, 2009 and 2008 was audited by DeGolyer and MacNaughton. The technical revision covered approximately 71%, 70% and 70% respectively, of the Company’s estimated reserves. DeGolyer and MacNaughton have concluded that the audited proved oil and natural gas reserve volumes are reasonable. We resolved all questions that arose during the course of the audit process to the auditor’s satisfaction.

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
The following table sets forth the estimated proved reserves of oil (includes crude oil, condensate and natural gas liquids) and natural gas as of December 31, 2010, 2009 and 2008:

	CRUDE OIL, CONDENSATE AND NATURAL GAS LIQUIDS
	IN THOUSANDS OF BARRELS					NATURAL GAS IN MILLION OF CUBIC FEET
	Consolidated companies		Equity Method Investment			Consolidated companies		Equity Method Investment
		Rest of					Rest of
Proved reserves		Latin-					Latin-
(developed and undeveloped)	Argentina	America	Argentina	Venezuela	Total	Argentina	America	Argentina	Venezuela	Total

Reserves as of December 31, 2007 (*)	93,685	106,446	4,794	59,977	264,902	1,006,986	223,732	9,719	66,626	1,307,063

Increase (Decrease) originated in:

Revisions of previous estimates	3,048	(15,704)	197	(6,335)	(18,794)	(78,921)	(15,906)	(514)	11,508	(83,833)

Extensions and discoveries	1,505	—	—	—	1,505	39,195	—	—	—	39,195

Purchase of proved reserves in place	12,296	—	—	—	12,296	123,125	—	—	—	123,125

Sale of proved reserves in place	—	(10,677)	—	—	(10,677)	—	—	—	—	—

Year’s production	(15,027)	(7,384)	(717)	(4,603)	(27,731)	(96,673)	(16,073)	(863)	(2,867)	(116,476)

Reserves as of December 31, 2008 (*)	95,507	72,681	4,274	49,039	221,501	993,712	191,753	8,342	75,267	1,269,074

Increase (Decrease) originated in:

Revisions of previous estimates	(1,656)	(4,159)	(31)	(2,884)	(8,730)	(6,224)	(124,014)	1,710	(13,967)	(142,495)

Improved recovery	—	—	—	(2,769)	(2,769)	—	—	—	4,416	4,416

Extensions and discoveries	1,935	—	554	—	2,489	1,059	—	860	—	1,919

Sale of proved reserves in place	—	(59,332)	—	(174)	(59,506)	—	(65,988)	—	(492)	(66,480)

Year’s production	(14,695)	(2,406)	(777)	(3,388)	(21,266)	(110,232)	(733)	(890)	(2,101)	(113,956)

Reserves as of December 31, 2009 (*)	81,091	6,784	4,020	39,824	131,719	878,315	1,018	10,022	63,123	952,478

Increase (Decrease) originated in:

Revisions of previous estimates	(2,284)	—	44	(3,630)	(5,870)	(14,364)	—	(1,302)	(1,856)	(17,522)

Improved recovery	109	—	(5)	—	104	4,692	—	(7)	—	4,685

Extensions and discoveries	5,439	31	579	—	6,049	6,580	—	633	—	7,213

Sale of proved reserves in place	(10)	(5,935)	—	—	(5,945)	—	(1,018)	—	—	(1,018)

Year’s production	(13,813)	(880)	(788)	(2,755)	(18,236)	(99,948)	—	(1,086)	(1,546)	(102,580)

Reserves as of December 31, 2010 (*)	70,532	—	3,850	33,439	107,821	775,275	—	8,260	59,721	843,256

(*)	Includes proved developed reserves:

As of December 31, 2007	68,326	46,098	3,601	33,432	151,457	499,270	144,566	7,870	43,976	695,682
As of December 31, 2008	72,054	36,223	3,579	27,497	139,353	531,807	115,145	7,579	47,034	701,565
As of December 31, 2009	60,434	4,668	3,189	22,228	90,519	442,226	1,017	8,070	32,462	483,775
As of December 31, 2010	49,358	—	3,141	18,739	71,238	392,255	—	7,311	25,076	424,642
Bolivian proved reserves were not classified as such in 2010 and 2009 due to the new Bolivian Constitution, which restrict the disclosure of estimated reserves for properties under its authority. The initial balance of Bolivian proved reserves for 2009 is adjusted under the line item “Revisions of previous estimates”. The reserve volumes in Bolivia for year ended in 2008 were calculated using the economic method, according to the terms of the new operating agreements signed in October 2006.
The estimated reserves were subjected to economic evaluation to determine their economic limits. Such estimated reserves in Argentina for years ended in 2010, 2009 and 2008; and in Peru for the years ended in 2008 are stated prior to the payment of any royalties as they have the same attributes as taxes on production and, therefore, are treated as operating costs. In Ecuador, due to the type of contract in which the Government has the right to a percentage of production and takes it in kind, the reserves are stated after such percentage as of December 2009 and 2008 (Note 5.4)

In Venezuela, as of December 31, 2010, 2009 and 2008, estimated reserves were calculated on the basis of the contractual structure in force, and are stated before royalties and are computed by multiplying our ownership in each mixed company by the proved reserve volumes of the relevant mixed company.

	2010		2009		2008
	Crude Oil,		Crude Oil,		Crude Oil,
	Condensate and		Condensate and		Condensate and
	Natural Gas	Natural	Natural Gas	Natural	Natural Gas	Natural
	Liquids	Gas	Liquids	Gas	Liquids	Gas
	In thousands of	In million of	In thousands of	In million of	In thousands of	In million of
	barrels	cubic feet	barrels	cubic feet	barrels	cubic feet
Net proved developed reserves:
Consolidated entities
Argentina	49,358	392,255	60,434	442,226	72,054	531,807
Rest of Latin-America	—	—	4,668	1,017	36,223	115,145

	49,358	392,255	65,102	443,243	108,277	646,952

Equity method investees
Argentina	3,141	7,311	3,189	8,070	3,579	7,579
Venezuela	18,739	25,076	22,228	32,462	27,497	47,034

	21,880	32,387	25,417	40,532	31,076	54,613

Total consolidated and equity method investees	71,238	424,642	90,519	483,775	139,353	701,565

Net proved undeveloped reserves:
Consolidated entities
Argentina	21,174	383,020	20,658	436,089	23,453	461,905
Rest of Latin-America	—	—	2,118	1	36,458	76,608

	21,174	383,020	22,776	436,090	59,911	538,513

Equity method investees
Argentina	709	949	831	1,952	695	763
Venezuela	14,700	34,645	17,596	30,661	21,542	28,233

	15,409	35,594	18,427	32,613	22,237	28,996

Total consolidated and equity method investees	36,583	418,614	41,203	468,703	82,148	567,509

Standardized measure of discounted future net cash flows
The following table discloses estimated future net cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas. As prescribed by SEC Modernization of Oil and Gas Reporting rules and ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities — Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities), such future net cash flows were estimated using for 2010 and 2009 the average first-day-of-the-month price during the 12-month period for 2010 and 2009 and using year-end prices for 2008 and costs held constant for the life of the reserves and using a 10% annual discount factor. Future development and abandonment costs include estimated drilling costs, development and exploitation installations and abandonment costs. These future development costs were estimated based on evaluations made by the Company and the operators of the fields in which the Company has an interest. The future income tax was calculated by applying the tax rate in effect as of the date this supplementary information was filed.

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

	Consolidated companies			Equity Method Investment
		Rest of
		Latin-
	Argentina	America	Total	Argentina	Venezuela	Total
	(in millions of pesos - note 2.3.)
At December 31, 2010

Future cash flows	21,080	823	21,903	835	7,928	8,763

Future production costs	(9,472)	(433)	(9,905)	(317)	(4,265)	(4,582)

Future development and abandonment costs	(3,154)	(117)	(3,271)	(114)	(283)	(397)

Future income tax	(2,159)	(85)	(2,244)	(112)	(1,324)	(1,436)

Undiscounted future net cash flows	6,295	188	6,483	292	2,056	2,348

10% annual discount	(1,722)	(60)	(1,782)	(75)	(764)	(839)

Standardized measure of discounted future net cash flows	4,573	128	4,701	217	1,292	1,509

At December 31, 2009

Future cash flows	20,403	2,133	22,536	751	7,364	8,115

Future production costs	(8,848)	(819)	(9,667)	(261)	(3,668)	(3,929)

Future development and abandonment costs	(3,365)	(312)	(3,677)	(104)	(461)	(565)

Future income tax	(2,299)	(300)	(2,599)	(106)	(1,195)	(1,301)

Undiscounted future net cash flows	5,891	702	6,593	280	2,040	2,320

10% annual discount	(1,804)	(304)	(2,108)	(74)	(844)	(918)

Standardized measure of discounted future net cash flows	4,087	398	4,485	206	1,196	1,402

At December 31, 2008

Future cash flows	21,210	9,495	30,705	—	—	—

Future production costs	(7,928)	(3,631)	(11,559)	—	—	—

Future development and abandonment costs	(3,482)	(1,774)	(5,256)	—	—	—

Future income tax	(2,699)	(1,191)	(3,890)	—	—	—

Undiscounted future net cash flows	7,101	2,899	10,000	—	—	—

10% annual discount	(2,381)	(1,524)	(3,905)	—	—	—

Standardized measure of discounted future net cash flows	4,720	1,375	6,095	198	827	1,025

Changes in the standardized measure of discounted future net cash flows
The following table discloses the changes in the standardized measure of discounted future net cash flows for the years ended December 31, 2010, 2009 and 2008:

	Consolidated companies			Equity Method Investment
		Rest of
		Latin-
	Argentina	America	Total	Argentina	Venezuela	Total
	(in millions of pesos - note 2.3)

Standardized measure at December 31, 2009	4,086	397	4,483	206	1,196	1,402

Changes related to oil & gas activities:

Hydrocarbons sales net of production costs	(1,700)	(78)	(1,778)	(96)	(317)	(413)

Net change in sales prices, net of future production costs	487	(57)	430	10	242	252

Changes in future development costs	(346)	(8)	(354)	(47)	43	(4)

Extensions, discoveries and improved recovery, net of future production and associated costs	590	—	590	53	—	53

Development costs incurred	752	37	789	51	148	199

Revisions of quantity estimates	(159)	(9)	(168)	(10)	(232)	(242)

Sale of reserves in place	—	(229)	(229)	—	—	—

Net change in income taxes	140	(26)	114	(1)	(74)	(75)

Accretion of discount	607	63	670	30	204	234

Changes in production rates	172	31	203	1	19	20

Other changes	(55)	7	(48)	21	63	84

Standardized measure at December 31, 2010	4,574	128	4,702	218	1,292	1,510

	Consolidated companies			Equity Method Investment
		Rest of
		Latin-
	Argentina	America	Total	Argentina	Venezuela	Total
	(in millions of pesos - note 2.3)

Standardized measure at December 31, 2008	4,720	1,375	6,095	198	827	1,025

Changes related to oil & gas activities:

Hydrocarbons sales net of production costs	(1,465)	(219)	(1,684)	(79)	(289)	(368)

Net change in sales prices, net of future production costs	(1,267)	266	(1,001)	(32)	850	818

Changes in future development costs	(132)	43	(89)	(37)	(266)	(303)

Extensions, discoveries and improved recovery, net of future production and associated costs	151	—	151	51	(118)	(67)

Development costs incurred	608	90	698	42	240	282

Revisions of quantity estimates	(274)	(204)	(478)	18	(213)	(195)

Purchase of reserves in place	—	—	—	—	—	—

Sale of reserves in place	—	(1,770)	(1,770)	—	(1)	(1)

Net change in income taxes	428	406	834	7	(137)	(130)

Accretion of discount	734	214	948	31	153	184

Changes in production rates	190	43	233	3	(46)	(43)

Other changes	393	153	546	4	196	200

Standardized measure at December 31, 2009	4,086	397	4,483	206	1,196	1,402

	Consolidated companies			Equity Method Investment
		Rest of
		Latin-
	Argentina	America	Total	Argentina	Venezuela	Total
	(in millions of pesos - note 2.3)

Standardized measure at December 31, 2007	4,687	3,732	8,419	217	2,492	2,709

Changes related to oil & gas activities:

Hydrocarbons sales net of production costs	(1,412)	(1,179)	(2,591)

Net change in sales prices, net of future production costs	(425)	(3,041)	(3,466)

Changes in future development costs	(1,416)	(421)	(1,837)

Extensions, discoveries and improved recovery, net of future production and associated costs	238	—	238

Development costs incurred	859	334	1,193

Revisions of quantity estimates	(79)	50	(29)

Purchase of reserves in place	984	—	984

Sale of reserves in place	—	(292)	(292)

Net change in income taxes	258	1,466	1,724

Accretion of discount	734	608	1,342

Changes in production rates	(145)	(183)	(328)

Other changes	437	301	738

Standardized measure at December 31, 2008	4,720	1,375	6,095	198	827	1,025

24.	Subsequent events
a) Sale of Innova S.A.
On March 31, 2011, Petrobras Argentina, through its subsidiary Petrobras Energía Internacional S.A., agreed to the sale of its interest in Innova S.A. to its controlling shareholder, Petróleo Brasileiro S.A, in an amount of US $332 that implies the discontinuation of our operations in Brazil and resulted in a gain of P $723 before considering the effects of income taxes and the reclassification of deferred results of 134 for Argentina GAAP purposes.
b) Shareholders Meeting of Petrobras Argentina S.A.
On April 6, 2011, the Petrobras Argentina’s General Regular Shareholder’s Meeting approved the distribution of cash dividends amounting to 183, which were paid on May 2011.

c) Operations in Ecuador
On March 18, 2011, the Hydrocarbon Secretary issued Official Notice No. 626 to inform the Company that it is analyzing and structuring a new regulatory framework to determine the settlement price for the agreements.
On April 11, 2011, the Company filed an answer to the Official Notice and rejected the terms thereof claiming that they do not comply with the procedure to determine the settlement price established in the Amendment Agreements by the parties concerned, which procedure may not be unilaterally modified. In this respect, the Company informed the Hydrocarbon Secretary that the Company will continue to apply the procedure provided for in the agreements.
Along these lines, and considering the uncertainties involved following the Official Notice of March 18, 2011, Petrobras Argentina recognized an impairment charge of 209 in earnings of 2011. Notwithstanding the above, such impairments charges should not be deemed as a waiver of our rights to receive the compensation provided for in the Amendment Agreements.
As of the date of these financial statements, Petrobras Argentina is taking the necessary steps to reach an agreement with the Ecuadorian Government regarding payment of the compensation provided for in the foregoing Amendatory Agreements.
d) Sale of San Lorenzo Refinery
On May 2, 2011 Petrobras Argentina S.A. transferred ownership of the San Lorenzo refinery, its loading and unloading facilities and the related fuel sales network to Oil Combustibles S.A. The total amount of the transaction was US$102 million, including inventories for approximately US$60 million.
The San Lorenzo refinery was classified as “Assets held for sale” in 2010, and measured at net realizable value. The transaction resulted in a loss of 209 that was recognized in earnings in 2010.
The transaction is subject to approval by the Argentine Antitrust Authorities (Comisión Nacional de Defensa de la Competencia).
e) TGS’s Shareholders’ Meeting
On April 29, 2011, TGS’s shareholders’ meeting approved the distribution of a cash dividend in the amount of 976 that was paid to its shareholders on May 27, 2011. As a result, CIESA received 540.
f) Nonconvertible bonds payment
On June 9, 2011, Petrobras Argentina paid all amounts outstanding (totalling US$ 87 million) on the nonconvertible Class N bonds issued on June 24, 2003 under the US$ 2.5 billion global program.

25.	Other consolidated information
The following tables present additional consolidated financial statements disclosures required under Argentine GAAP:
25.1. Property, plant and equipment.
25.2. Equity in affiliates.
25.3. Cost of sales.
25.4. Foreign currency assets and liabilities.
25.5. Detail of expenses.
25.6. Information about ownership in subsidiaries and affiliates.
25.7. Oil and gas areas and participation in joint-ventures.
25.8. Combined joint-ventures and consortium assets, liabilities and statements of income.
25.9. Information about companies over which the Company exercises joint control.

25.1.	Property, plant and equipment as of December 31, 2010, 2009 and 2008
(Stated in millions of Argentine Pesos)

		2010
		Oil and Gas
		Exploration	Refining		Gas	Corporate
		and	and		and	and
		Production	Distribution	Petrochemicals	Energy	Eliminations	Total

Net book value at the beginning of the year		4,450	1,365	894	4,308	111	11,128

Translation effect		5	—	13	—	—	18

Net increase		705	142	49	377	9	1,282

Assets held for sale	(Note 8.3)	—	(343)	—	—	—	(343)

Desinvestment in Ecuador	(Note 5.4)	(28)	—	—	—	—	(28)

Depreciation	(Note 25.5)	(837)	(70)	(81)	(265)	(15)	(1,268)

Net book value at the end of the year		4,295	1,094	875	4,420	105	10,789

		2009
		Oil and Gas
		Exploration	Refining		Gas	Corporate
		and	and		and	and
		Production	Distribution	Petrochemicals	Energy	Eliminations	Total

Net book value at the beginning of the year		5,767	1,368	1,124	4,175	122	12,556

Translation effect		127	—	62	—	—	189

Net increase		569	81	62	386	8	1,106

Assets held for sale	(Note 8.1)	—	—	(222)	—	—	(222)

Sale of PVIE	(Note 8.2)	(1,102)	—	—	—	—	(1,102)

Depreciation	(Note 25.5)	(911)	(84)	(132)	(253)	(19)	(1,399)

Net book value at the end of the year		4,450	1,365	894	4,308	111	11,128

		2008
		Oil and Gas
		Exploration	Refining		Gas	Corporate
		and	and		and	and
		Production	Distribution	Petrochemicals	Energy	Eliminations	Total

Net book value at the beginning of the year		4,258	1,317	1,009	3,897	128	10,609

Translation effect		88	—	48	—	—	136

Net increase		2,098	140	175	519	18	2,950

Reversal of the allowance of assets in Argentine	(Note 15.5)	121	—	—	—	—	121

Depreciation	(Note 25.5)	(798)	(89)	(108)	(241)	(24)	(1,260)

Net book value at the end of the year		5,767	1,368	1,124	4,175	122	12,556

25.2.	Equity in affiliates as of December 31, 2010 and 2009
(Stated in millions of Argentine Pesos)

	2010					2009
	Description of securities
	Face				Book	Book
Name and issuer	Value		Amount	Cost	value	value

Oleoducto de Crudos Pesados Ltd.	US $	0.01	31,500	98	115	106
Oleoductos del Valle S.A.		$10	2,542,716	61	59	61
Petrolera Entre Lomas S.A.		$1	96,050	2	115	94
Refinería del Norte S.A.		$10	2,610,809	63	141	160
Petrowayú S.A.	Bs	1,000	382,202	957	1,133	1,147
Petroritupano S.A.	Bs	1,000	483,263	1,109	1,336	1,499
Petroven-Bras S.A.	Bs	1,000	97,163	129	244	205
Petrokariña S.A.	Bs	1,000	153,869	456	640	601
Cost related with CIESA’s reestructuring (Note 9.5)		—	—	—	110	110
TGS S.A. goodwill in CIESA S.A.		—	—	—	19	21
Other		—	—	63	138	153

				2,938	4,050	4,157

US$	United States Dollars

Bol	Bolivian Pesos

$	Argentine Pesos

25.3.	Cost of sales for the years ended December 31, 2010, 2009 and 2008
(Stated in millions of Argentine Pesos)

		2010
		Oil and Gas
		Exploration	Refining		Gas
		and	and		and
		Production	Distribution	Petrochemicals	Energy	Eliminations	Total

Inventories at the beginning of the year		132	624	360	93	(116)	1,093

Currency traslation		—	—	6	—	—	6

Costs	(Note 25.5)	2,383	295	294	893	—	3,865

Holding (losses) gains		(1)	18	3	3	(1)	22

Purchases, consumptions and other		12	6,372	2,536	1,876	(3,796)	7,000

Inventories at the end of the year		(119)	(745)	(393)	(77)	154	(1,180)

Cost of sales		2,407	6,564	2,806	2,788	(3,759)	10,806

		2009
		Oil and Gas
		Exploration	Refining		Gas
		and	and		and
		Production	Distribution	Petrochemicals	Energy	Eliminations	Total

Inventories at the beginning of the year		152	882	621	156	(180)	1,631

Currency traslation		4	—	11	—	—	15

Costs	(Note 25.5)	2,214	260	357	765	—	3,596

Holding (losses) gains		2	3	(78)	(7)	—	(80)

Purchases, consumptions and other		48	4,598	1,801	1,496	(3,154)	4,789

Inventories at the end of the year		(132)	(624)	(360)	(93)	116	(1,093)

Cost of sales		2,288	5,119	2,352	2,317	(3,218)	8,858

		2008
		Oil and Gas
		Exploration	Refining		Gas
		and	and		and
		Production	Distribution	Petrochemicals	Energy	Eliminations	Total

Inventories at the beginning of the year		98	683	422	61	(168)	1,096

Traslation effect		5	—	14	—	—	19

Costs	(Note 25.5)	2,433	237	314	665	—	3,649

Holding (losses) gains		—	(49)	(86)	6	18	(111)

Purchases, consumptions and other		94	6,660	2,719	1,532	(3,027)	7,978

Inventories at the end of the year		(152)	(882)	(621)	(156)	180	(1,631)

Cost of sales		2,478	6,649	2,762	2,108	(2,997)	11,000

25.4.	Foreign currency assets and liabilities as of December 31, 2010 and 2009
(Stated in millions of Argentine Pesos)

				Book
	Foreign			value in
	currency and		Exchange	local
	amount		rate	currency
CURRENT ASSETS
Cash	US$	91.5	3.98	364
	Rs	2.1	2.39	5
	EU	0.8	5.27	4

				373

Investments	US$	524.6	3.98	2,088

	Rs	33.1	2.39	79

				2,167

Trade receivables	US$	86.7	3.98	345
	Rs	129.7	2.39	310
	Bol	86.3	0.56	48

	EU	0.8	5.27	4

				707

Other receivables	US$	397.5	3.98	1,582
	Rs	7.1	2.39	17

	Bol	10.8	0.56	6

				1,605

	TOTAL 2010			4,852

	TOTAL 2009			3,920

NON-CURRENT ASSETS
Trade receivables	US$	1.0	3.98	4
	Bol	3.6	0.56	2

				6

Other receivables	Rs	12.6	2.39	30

Investments	US$	37.2	3.98	148

	TOTAL 2010			184

	TOTAL 2009			575

TOTAL ASSETS		2010		5,036

		2009		4,495

CURRENT LIABILITIES
Accounts payable	US$	149.7	3.98	596
	Rs	48.1	2.39	115
	EU	3.0	5.27	16

				727

Short-term debt	US$	311.1	3.98	1,238

Payroll and social	US$	0.5	3.98	2
security taxes	Rs	9.2	2.39	22

				24

Taxes payable	US$	0.8	3.98	3

	Rs	26.8	2.39	64
	Bol	23.4	0.56	13

				80

Other liabilities	US$	61.1	3.98	243

	Rs	33.1	2.39	79

				322

	TOTAL 2010			2,391

	TOTAL 2009			3,309

NON-CURRENT LIABILITIES
Accounts payable	US$	10.3	3.98	41
	Rs	0.4	2.39	1

				42

Long-term debt	US$	1,034.7	3.98	4,118
	Rs	29.7	2.39	71

				4,189

Taxes payable	Rs	5.0	2.39	12

Other liabilities	US$	100.8	3.98	401
	Bol	41.4	0.56	23

				424

	TOTAL 2010			4,667

	TOTAL 2009			4,991

TOTAL LIABILITIES		2010		7,058

		2009		8,300

US$	Millions of United States Dollars

Rs	Millions of Reales

Bol	Millions of Bolivian Pesos

EU	Millions of Euros

25.5.	Detail of expenses for the years ended December 31, 2010, 2009 and 2008
(Stated in millions of Argentine Pesos)

		2008	2009	2010
						Administrative
						and selling	Exploration
Accounts		Total	Total	Total	Costs	expenses	expenses

Salaries and wages		892	1,002	1,096	509	587	—
Other benefits to personnel		164	142	158	54	104	—
Taxes, charges and contributions		328	312	420	31	389	—
Fees and professional advisory		148	125	100	11	89	—
Depreciation of property, plant and equipment	(Note 25.1)	1,260	1,399	1,268	1,199	69	—
Oil and gas royalties		902	491	532	532	—	—
Spare parts and repairs		276	319	386	353	33	—
Geological and geophysical expenses		188	62	54	—	—	54
Abandoned and non-productive well write-downs		42	270	136	—	—	136
Transportation and freights		446	427	481	148	333	—
Construction contracts and other services		793	886	1,009	833	176	—
Fuel, gas, energy and other		77	69	63	52	11	—
Other operating costs and consumptions		237	252	226	166	60	—
Expense reimbursements		(108)	(156)	(128)	(23)	(105)	—

Total 2010				5,801	3,865	1,746	190

Total 2009			5,600		3,596	1,668	336

Total 2008		5,645			3,649	1,758	238

25.6.	Information about ownership in subsidiaries and affiliates as of December 31, 2010

		% OF OWNERSHIP AND
		VOTES
Subsidiaries	COUNTRY	DIRECT	INDIRECT	BUSINESS SEGMENT

Atalaya Energy S.R.L.	Argentina	95.00	5.00	Oil and Gas Exploration and Production
Canadian Hunter Argentina S.A	Argentina	95.00	5.00	Oil and Gas Exploration and Production
Corod Producción S.A.	Venezuela	100.00	—	Oil and Gas Exploration and Production
EcuadorTLC S.A.	Ecuador	100.00	—	Oil and Gas Exploration and Production
Eg3 Red S.A.	Argentina	95.00	5.00	Refining and Distribution
Electricidade Com S.A.	Brasil	—	100.00	Gas and Energy
Enecor S.A.	Argentina	69.99	—	Gas and Energy
Innova S.A.	Brasil	0.01	99.99	Petrochemicals
Petrobras Bolivia Internacional S.A.	Bolivia	100.00	—	Corporate
Petrobras Electricidad de Argentina S.A.	Argentina	93.60	6.40	Gas and Energy
Petrobras Energía Colombia	Gran Cayman	—	100.00	Oil and Gas Exploration and Production
Petrobras Energía de México S.A. de C.V.	México	—	100.00	Oil and Gas Exploration and Production
Petrobras Energía Ecuador	Gran Cayman	—	100.00	Oil and Gas Exploration and Production
Petrobras Energía Internacional S.A.	Argentina	95.00	5.00	Corporate
Petrobras Energía Operaciones Ecuador S.A.	Ecuador	—	100.00	Oil and Gas Exploration and Production
Petrobras Finance Bermuda	Islas Bermudas	—	100.00	Corporate
Petrobras Hispano Argentina S.A.	España	100.00	—	Corporate
Petrobras Holding Austria GMBH	Austria	—	100.00	Corporate
Petrolera San Carlos S.A.	Venezuela	—	100.00	Oil and Gas Exploration and Production
Transporte y Servicios de Gas en Uruguay S.A.	Uruguay	51.00	13.55	Gas and Energy
World Energy Business S.A.	Argentina	—	100.00	Gas and Energy

Affiliates under joint control

Cía. de Inversiones de Energía S.A.	Argentina	25.00	25.00	Gas and Energy
Distrilec Inversora S.A.	Argentina	—	48.50	Gas and Energy
Edesur S.A.	Argentina	—	27.33	Gas and Energy
Transportadora de Gas del Sur S.A.	Argentina	—	27.65	Gas and Energy

Main affiliates in which significance influence is exercised

Coroil S.A.	Venezuela	20.00	—	Oil and Gas Exploration and Production
Inversora Mata S.A.	Venezuela	49.00	—	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados Ltd.	Gran Cayman	—	11.42	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados S.A.	Ecuador	—	11.42	Oil and Gas Exploration and Production
Oleoductos del Valle S.A.	Argentina	23.10	—	Oil and Gas Exploration and Production
Petrokariña S.A.	Venezuela	29.20	5.29	Oil and Gas Exploration and Production
Petrolera Entre Lomas S.A.	Argentina	19.21	—	Oil and Gas Exploration and Production
Petroritupano S.A.	Venezuela	22.00	—	Oil and Gas Exploration and Production
Petroven-Bras S.A.	Venezuela	29.20	2.16	Oil and Gas Exploration and Production
Petrowayú S.A.	Venezuela	36.00	—	Oil and Gas Exploration and Production
Propyme S.G.R	Argentina	50.00	—	Corporate
Refinería del Norte S.A.	Argentina	28.50	—	Refining and Distribution
Urugua-í S.A.	Argentina	29.33	—	Gas and Energy

Other interest in affiliates

Ternoeléctrica José de San Martín S.A.	Argentina	10.00	—	Gas and Energy
Ternoeléctrica Manuel Belgrano S.A.	Argentina	10.00	—	Gas and Energy

25.7.	Oil and gas areas and participation in joint-ventures as of December 31, 2010

			WORKING INTEREST			DURATION
NAME		LOCATION	DIRECT	INDIRECT	OPERADOR	THROUGH

Production
Argentina
25 de Mayo — Medanito S.E.		La Pampa and Río Negro	100.00%	—	Petrobras Argentina	2016
Jagüel de los Machos		La Pampa and Río Negro	100.00%	—	Petrobras Argentina	2015
Puesto Hernández		Mendoza y Neuquén	38.45%	—	Petrobras Argentina	2016
Bajada del Palo		Neuquén	3.85%	14.05%	Petrolera Entre Lomas	2025
Santa Cruz II		Santa Cruz	100.00%	—	Petrobras Argentina	2017 / 2028
Río Neuquén		Río Negro and Neuquén	100.00%	—	Petrobras Argentina	2017 / 2027
Entre Lomas		Río Negro and Neuquén	3.85%	14.05%	Petrolera Entre Lomas	2016 / 2026
Aguada de la Arena		Neuquén	80.00%	—	Petrobras Argentina	2036
Veta Escondida y Rincón de Aranda		Neuquén	55.00%	—	Petrobras Argentina	2027
Santa Cruz I		Santa Cruz	71.00%	—	Petrobras Argentina	2017 / 2035
Sierra Chata		Neuquén	19.89%	25.67%	Petrobras Argentina	2023
El Mangrullo		Neuquén	100.00%	—	Petrobras Argentina	2025
Atuel Norte		Mendoza	33.33%	—	Tecpetrol	2015
La Tapera — Puesto Quiroga		Chubut	35.67%	—	Tecpetrol	2017
El Tordillo		Chubut	35.67%	—	Tecpetrol	2017
Aguaragüe		Salta	15.00%	—	Tecpetrol	2017 / 2023
Estancia Agua Fresca		Santa Cruz	50.00%	—	Petrobras Argentina	2034
Gobernador Ayala	(1)	Mendoza	22.51%	—	Petro Andina Resources Ltd	—
Charco del Palenque		Río Negro	3.85%	14.05%	Petrolera Entre Lomas	2038

Foreign
Colpa — Caranda		Bolivia	100.00%	—	Petrobras Argentina	2029
Oritupano — Leona		Venezuela	—	22.00%	PDVSA	2025
Acema		Venezuela	—	31.36%	PDVSA	2025
La Concepción		Venezuela	—	36.00%	PDVSA	2025
Mata		Venezuela	—	34.49%	PDVSA	2025
Bloque 18		Ecuador	—	30.00%	Ecuadortlc	2010
Tibú	(3)	Colombia	—	30.00%	Petrobras Colombia	2010

Exploration

Argentina
Glencross		Santa Cruz	87.00%	—	Petrobras Argentina	2033
Puesto Oliverio	(1)	Santa Cruz	50.00%	—	Petrobras Argentina	—
Cerrito Oeste	(1)	Santa Cruz	50.00%	—	Petrobras Argentina	—
El Campamento	(1)	Santa Cruz	50.00%	—	Petrobras Argentina	—
Cerro Hamaca Norte	(1)	Mendoza	39.64%	—	Petro Andina Resources Ltd	—
Parva Negra	(1)	Neuquén	47.63%	52.37%	Petrobras Argentina	—
Estancia Chiripá		Santa Cruz	87.00%	—	Petrobras Argentina	2033
Enarsa 1 (E1)		Plataforma Continental Argentina	25.00%	—	YPF	2020
Enarsa 3 (E3)		Plataforma Continental Argentina	35.00%	—	Petrobras Argentina	2020
Chirete		Salta	100.00%	—	Petrobras Argentina	2014
Río Colorado		Salta	30.00%	—	Tecpetrol	2014
Río Atuel	(2)	Mendoza	33.33%	—	Tecpetrol	2015
Bloque CAA 40		Plataforma Continental Argentina	33.00%	—	YPF	2015
Bloque CAA 46		Plataforma Continental Argentina	33.00%	—	YPF	2016
Borde del Limay	(2)	Neuquén	85.00%	—	Petrobras Argentina	2015
Agua Amarga		Río Negro	3.85%	14.05%	Petrolera Entre Lomas	2017
Los Vértices	(2)	Neuquén	85.00%	—	Petrobras Argentina	2015

(1)	The granting of the concession is in progress and the term will be 25 years from such granting.
(2)	Note 5.3.

(3)	This asset was relinquished in April 2010

25.8.	Combined joint-ventures and consortium assets and liabilities as of December 31, 2010 and 2009 and statements of income as of December 31, 2010, 2009 and 2008
(Stated in millions of Argentine Pesos)

Assets and liabilities	2010	2009

Current assets	85	146
Non-current assets	1,499	1,682

Total assets	1,584	1,828

Current liabilities	198	271
Non-current liabilities	146	184

Total liabilities	344	455

Statements of income
For the years ended December 31, 2010, 2009 and 2008

	2010	2009	2008

Net sales	1,852	1,701	2,400
Cost of sales	(1,229)	(1,224)	(1,094)

Gross profit	623	477	1,306

Administrative and selling expenses	(53)	(65)	(92)
Exploration expenses	(101)	(281)	(127)
Other operating expenses	(191)	(161)	(194)
Financial expenses and holding losses	(12)	(17)	(16)
Other income (expenses), net	33	(3)	(8)
Income tax	(5)	(23)	(272)

Net income (loss)	294	(73)	597

25.9.	Information about companies over which the Company exercises joint control as of December 31, 2010, 2009 and 2008
(Stated in millions of Argentine Pesos)

	2010
	CIESA	Distrilec	Total
Balance sheets
Current Assets	749	434	1,183
Non-current Assets	2,173	1,723	3,896
Current liabilities	943	900	1,843
Non-current liabilities	1,244	292	1,536
Shareholders’ equity	157	561	718
Minority interest	578	404	982

Statements of income
Net sales	749	1,096	1,845
Gross profit	323	196	519
Net loss	(19)	(17)	(36)

Statements of cash flows
Cash and cash equivalents at the beginning of the year	520	99	619
Net cash provided by operations	154	366	520
Net cash used in investing activities	(71)	(235)	(306)
Net cash used in financing activities	(48)	(37)	(85)
Effect of exchange rate change on cash	1	3	4

Cash and cash equivalents at the end of the year	556	196	752

	2009
	CIESA	Distrilec	PVIE	Total
Balance sheets
Current Assets	741	339	—	1,080
Non-current Assets	2,169	1,615	—	3,784
Current liabilities	908	621	—	1,529
Non-current liabilities	1,271	342	—	1,613
Shareholders’ equity	176	578	—	754
Minority interest	555	413	—	968

Statements of income
Net sales	747	1,069	123	1,939
Gross profit	342	269	55	666
Net (loss) profit	(22)	10	27	15

Statements of cash flows
Cash and cash equivalents at the beginning of the year	310	66	102	478
Net cash provided by operations	306	186	40	532
Net cash used in investing activities	(74)	(137)	(138)	(349)
Net cash used in financing activities	(24)	(19)	(12)	(55)
Effect of exchange rate change on cash	2	3	8	13

Cash and cash equivalents at the end of the year	520	99	—	619

	2008
	CIESA	Distrilec	PVIE	Total
Statements of income
Net sales	639	993	965	2,597
Gross profit	263	251	428	942
Net (loss) profit	(18)	26	241	249

Statements of cash flows
Cash and cash equivalents at the beginning of the year	196	72	23	291
Net cash provided by operations	314	134	319	767
Net cash used in investing activities	(97)	(141)	(214)	(452)
Net cash used in financing activities	(103)	(3)	(27)	(133)
Effect of exchange rate change on cash	—	4	1	5

Cash and cash equivalents at the end of the year	310	66	102	478

GLOSSARY:

AFIP	Administración Federal de Ingresos Públicos —Argentine Federal Public Revenues Administration

ASC	Accounting Standards Codification

CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.

CIESA	Compañía de Inversiones de Energía S.A.

CNDC	Comisión Nacional de Defensa de la Competencia — Argentine Anti-Trust Authorities

CNV	Comisión Nacional de Valores — Argentine Securities Commission

CPCECABA	Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires — Professional Council in Economic Sciences of the City of Buenos Aires

Distrilec	Distrilec Inversora S.A.

Edesur	Empresa Distribuidora Sur S.A. (Edesur S.A.)

EEUU	Estados Unidos de Norteamérica — United States of America

ENARGAS	Ente Nacional Regulador del Gas — Argentine Gas Regulatory Agency

ENRE	Ente Nacional Regulador de la Electricidad — Federal Power Regulation Authority

EPCA	Enron Pipeline Company Argentina S.A.

FACPCE	Federación Argentina de Consejos Profesionales de Ciencias Económicas — Argentine Federation of Professional Councils in Economic Sciences

FASB	Financial Accounting Standard Board

FONINVEMEM	Fondo para las Inversiones Necesarias que permitan Incrementar la Oferta de Energía Eléctrica — Fund for the Investments Required to Increase the Electric Power Supply in the Electric Wholesale Market

IASB	International Accounting Standards Board

IGJ	Inspección General de Justicia — Superintendency of Legal Entities

LNG	Liquid Natural Gas

LPG	Liquefied Petroleum Gas

LSC	Ley de Sociedades Comerciales — Business Associations Law

MEM	Mercado Eléctrico Mayorista — Wholesale Electricity Market

MEP	Ministerio de Energía y Petróleo de Venezuela — Venezuelan Energy and Oil Ministry

MOA	Memorandum of Agreement

MPFIPyS	Ministerio de Planificación Federal, Inversión Pública y Servicios — Federal Planning, Public Investment and Services Ministry

NRV	Net Realizable Value

OCP	Oleoducto de Crudos Pesados Ltd.

PDVSA	Petróleos de Venezuela S.A.

PEDASA	Petrobras Electricidad de Argentina S.A.

PEN	Poder Ejecutivo Nacional — Executive Branch of Government

PEPSA	Petrobras Energía Participaciones S.A.

Petróleo Brasileiro	Petróleo Brasileiro S.A. — PETROBRAS.

PVIE	Petrobras Valores Internacional de España S.L.

RTI	Revisión Tarifaria Integral — Complete Rate Review

SCyCG	Subsecretaría de Coordinación y Control de Gestión — Undersecretariat of Coordination and Control of Government Affairs

SFAS	Statement of Financial Accounting Standard

TGS	Transportadora de Gas del Sur S.A.

UNIREN	Unidad de Renegociación y Análisis de Contratos de Servicios Públicos — Public Service Agreement Renegotiation and Analysis Unit

U.S. GAAP	U.S. Generally Accepted Accounting Principles

WTI	West Texas Intermediate

WTS	West Texas Sour

YPFB	Yacimientos Petrolíferos Fiscales Bolivianos

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Statement of Comprehensive Income
(In thousands of Dollars)

		Year ended December 31, 2010
	Note	Unaudited

Sales of crude oil	18 and 3-b	507,143

Costs and expenses
Operating expenses		95,137
Depreciation and amortization	9	53,436
Selling administrative and general expenses		10,387
Currency fluctuation		56,966
Royalties and other taxes	8-b	175,609
Financial income		(1)
Financial expenses		42,339
Other expenses, net		1,829

		435,702

Income before income tax		71,441

Income tax	8-a	314,907

Net loss		(243,466)

The accompanying notes are an integral part of the financial statements

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Statement of Financial Position
(In thousands of Dollars)

		December 31, 2010
	Note	Unaudited
Assets
Property, plant and equipment, net	9	640,748
Deferred income tax	8-a	65,416
Recoverable tax credits		35,041

Total non-current assets		741,205

Materials and supplies inventories		11,321
Shareholders and related companies accounts receivable	18	681,793
Prepaid expenses and other	10	7,857
Cash	11	5,134

Total current assets		706,105

Total assets		1,447,310

Shareholders’ equity
Shareholders’ equity, see statement of changes in shareholders’ equity	12	645,451

Liabilities
Accounts payable to related company — non current	18	10,938
Provisions, net of current portion	13	98,312

Total non-current liabilities		109,250

Accounts payable to suppliers and others	15	303,565
Provisions	13	13,659
Accruals and other liabilities	14	173,642
Income tax payable		201,743

Total current liabilities		692,609

Total liabilities		801,859

Total liabilities and shareholders’ equity		1,447,310

The accompanying notes are an integral part of the financial statements

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Statement of Changes in Equity
(In thousands of Dollars)

	Unaudited
	Capital	Premium
	stock	in issue	Accumulated gains/losses				Total
	suscribed	of share	Legal	Other	Accumulated		shareholders’
	and paid	stock	reserve	reserves	earnings	Total	equity

Balances as of December 31, 2009	10,217	471,901	1,022	280,042	371,065	652,129	1,134,247
Net loss	—	—	—	—	(243,466)	(243,466)	(243,466)
Approved dividends	—	—	—	—	(245,330)	(245,330)	(245,330)
Transfer to reserves	—	—	—	(214,626)	214,626	—	—

Balances as of December 31, 2010	10,217	471,901	1,022	65,416	96,895	163,333	645,451

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Statements of Cash Flows
(In thousand of Dollars)

		Year ended December 31, 2010
	Note	Unaudited
Cash flows from operating activities:
Net loss		(243,466)

Adjustments to reconcile net income to net cash provided
Depreciation and amortization	9	53,436
Cost of asset retirement obligations		11,304
Deferred Income taxes	8-a	74,605
Net changes in operating assets
Related Companies accounts receivables		(81,377)
Prepaid expenses and other assets		30,265
Materials and supplies inventories		883
Tax Credits and other		162,239
Net changes in operating liabilities
Related Companies accounts payable		(1,273)
Provisions		(13,660)
Accounts payable and other		(58,600)
Taxes payable		200,183
Accuals and other liabilities		(39,146)

Total adjustments		338,859

Net cash provided by operating activities		95,393

Net cash flows used in investing activities
Acquisition of property, plant and equipment		(92,737)

Net increase in cash		2,656

Cash and cash equivalent at beginning of the year		2,478

Cash and cash equivalent at the end of year		5,134

Notes are integral part of the financial statements

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2010
(1)	Reporting Entity

Petroritupano S.A. is an entity incorporated and domiciled in the Bolivarian Republic of Venezuela and its offices and operations are located in an area named Oritupano — Leona, located on the San Tomé — Oritupano road, in Anzoátegui and Monagas states.

The shareholders of Petroritupano S.A. are: Corporación Venezolana del Petróleo, S.A. (CVP), a subsidiary of Petróleos de Venezuela, S.A. (PDVSA), Petrobras Argentina, S.A. and Venezuela US S.R.L., which have capital stock interests of 60%, 22% and 18%, respectively.

During the year 2005, the Ministry of People’s Power for Energy and Petroleum (MENPET) provided instructions to the Boards of Directors of Petróleos de Venezuela, S.A. (PDVSA), and its subsidiary Corporación Venezolana del Petróleo, S.A. (CVP) for the conversion of the operating agreements signed by PDVSA Petróleo, S.A., a subsidiary of PDVSA, and private investing companies to mixed companies. On August 5, 2005, the following participants of the operating agreement of the Oritupano — Leona area: Petrobras Argentina, S.A., APC Venezuela, S.R.L., Venezuela US S.R.L. and Corod Producción, S.A. signed a transitory agreement with PDVSA Petróleo, S.A. (PDVSA Petróleo) and CVP for the conversion to a mixed company which purpose is to carry out primary exploration activities in search for hydrocarbon wells, their initial extraction from natural wells, collection, transportation and storage, pursuant to Section 9 of the Organic Hydrocarbons Law.

On March 16, 2006, the National Government filed with the National Assembly through the MENPET the model contract for the incorporation of mixed companies between CVP and private investing companies taking part in operating agreements entered into with PDVSA Petróleo. In May 2006, the National Assembly agreed the incorporation, creation and operation of Petroritupano S.A. in order to develop the abovementioned primary activities for a twenty-year period.

On March 31, 2006, Petrobras Argentina, S.A., APC Venezuela, S.R.L., Venezuela US S.R.L. and Corod Producción, S.A. signed jointly with PDVSA Petróleo and CVP a memorandum of understanding whereby, subject to all necessary approvals including the approval of the National Assembly of the Bolivarian Republic of Venezuela and the corporate approvals of the participating companies, CVP and the participating companies will have an interest of 60% and 40%, respectively, in Petroritupano S.A.’s capital stock. This company will be in charge of conducting the primary activities provided in the model contract for the incorporation of mixed companies, and their by-laws and articles of incorporation will be in accordance with such model. In addition, subject to the approvals established in the memorandum of understanding, the parties agreed to have reached an agreement regarding the calculation basis for the commencement of operations of the mixed company, including the execution of the hydrocarbon purchase/sale contract with PDVSA Petróleo, on April 1, 2006.

The contract model for the creation of mixed companies establishes the automatic termination of operating agreements as from March 31, 2006, whereby the operating companies are not entitled to receive any compensation as a result of these agreements, except for any payments pending from the first quarter of 2006 or any claim derived from such termination. In addition, it rules the transfer of the ownership of assets operated at such date under these agreements, and that such assets be made immediately available to the mixed companies, for the development of their activities.

The main activities of Petroritupano S.A. are governed by the Organic Hydrocarbons Law, in effect since January 2002, and as partially amended in May 2006, as well as the Organic Gas Hydrocarbons Law effective since September 1999 and its Regulatory Decree dated June 2000, the “Terms and Conditions for the Incorporation of Mixed Companies” and Petroritupano S.A.’s bylaws, and the provisions issued by the National Government through the MENPET, and any applicable ordinary laws.

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2010
In accordance with the “Terms and Conditions for the Incorporation of Mixed Companies”, approved by the National Assembly, such companies would operate under a transition period regime, from April 1, 2006 to the date on which they are formally incorporated. Upon incorporation, contractual terms shall apply retrospectively from April 1, 2006.
(2)	Basis of Preparation
(a)	Statement of Compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), adopted by the International Accounting Standards Board (IASB) and the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB.

(b)	Basis of Measurement

The financial statements have been prepared on the historical cost basis, except for certain assets and liabilities that have been adjusted to be presented at fair value. Assets measured and presented at fair value are mainly recoverable tax credits.

The methods used to measure fair value are discussed comprehensively in note 6.

(c)	Functional and Presentation Currency

The financial statements are stated in U.S. dollars (dollar or $). The functional currency is the U.S. dollar because the price of the crude oil that Petroritupano S.A. sells and delivers to PDVSA Petróleo under the purchase-sale contract is determined in dollars. Additionally, a significant portion of revenues, as well as most costs, expenses and investments, are denominated in dollars.

All financial information presented in dollars has been rounded to the nearest thousands.

(d)	Use of Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Petroritupano S.A. uses its best estimates and judgments; however, actual results may differ from these estimates.

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

The following notes describe the information on the most significant areas of critical judgments in the application of accounting policies which have a material effect on the amounts recognized in the financial statements:

•	Note 9 — Valuation of property, plant and equipment.

•	Note 16 — Valuation of financial instruments.

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2010
The information on the estimation of uncertainties that have a significant risk of causing material adjustments in the coming periods is included in the following notes:
•	Nota 8-a — Deferred income tax.

•	Note 13 — Asset retirement obligations and abandonment of wells.

•	Note 13 — Provisions for tax liabilities.
(3)	Significant Accounting Policies
Accounting policies have been applied consistently by Petroritupano S.A. in these financial statements.
(a)	Currencies Other than the Dollar

Transactions in foreign currencies other than the dollar

Transactions in foreign currencies other than the dollar are translated into the related functional currency of Petroritupano S.A. at the exchange rate in effect at the transaction date. Monetary assets and liabilities in foreign currencies other than the dollar at the statements of financial position date are translated into the functional currency, at the exchange rate in effect at that date. The resulting exchange gain or loss is recognized in the statement of comprehensive income. Non-monetary assets and liabilities in currencies other than the dollar stated at fair value are retranslated into the functional currency at the exchange rate in effect at the date of fair value determination.

(b)	Revenue Recognition

Revenue from sales of crude oil and gas are recognized in the statement of comprehensive income when all significant ownership risks and rights have been transferred to PDVSA Petróleo and the MENPET, according to the Hydrocarbons Purchase-Sale Contract signed between Petroritupano S.A. and PDVSA Petróleo, when they can be reasonably measured and it is probable that future economic benefits will flow to Petroritupano S.A. This income is calculated at the transaction date, based on contract specifications which consider a number of international market references, and other factors, as agreed between the parties, for the determination of the oil prices.

Income from activities other than Petroritupano S.A.’s core business is recognized when income has been realized. No income is recognized if there is significant uncertainty regarding the recovery of the amounts under the obligation assumed by the buyer.

(c)	Financial income and expenses

Financial income included in the statement of comprehensive income is composed mainly of interest earned and higher value obtained on the sale of invested funds.

Financial expenses, included in the statement of comprehensive income, are comprised of interest on financial obligations, increase in asset retirement obligations (see note 3-h) and financial expenses related to impairment losses and changes (loss) in the fair value of financial assets.

(d)	Income tax

Income tax expense (benefit) comprises current and deferred tax. Income tax is recognized in profit or loss.

Current income tax is the estimated amount that must be paid based on the taxable income for the year, using the methodology established by effective laws, tax rates as of the statement of financial position date and any adjustment to taxes payable for prior years.

Deferred income tax is recognized using the balance sheet method. Deferred tax assets and liabilities are recognized for temporary differences between the amounts of assets and liabilities reported in the statement of financial position and their respective fiscal bases, and tax losses and tax loss carryforwards. Deferred tax assets and liabilities are measured using the tax rates applicable to taxable income in the year in which temporary differences will be recovered or cancelled, pursuant to law. The effect on deferred tax assets and liabilities of changes in tax rates is recorded in comprehensive income for the year in which they become effective.

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2010

Deferred tax assets are recognized only up to the amount that it is probable that future taxable income will be available to offset such assets. Deferred tax assets are reviewed at the date of the financial statements and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(e)	Social Development Contributions

Correspond to contributions to social programs and projects through which Petroritupano S.A. takes part in the social and integral development of the country (see note 19). These contributions are recorded directly as an expense at the time the obligation is undertaken.

(f)	Financial Instruments

Non-Derivative Financial Instruments

Non-derivative financial instruments are made up of recoverable tax credits, accounts receivable, other investments, cash, accounts payable and other liabilities.

Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs.

A financial instrument is recorded when Petroritupano S.A. agrees to comply with the contractual clauses thereof. Financial assets are reversed if the contractual rights of Petroritupano S.A. over the cash flows of the asset expire or if Petroritupano S.A. transfers the financial asset to another entity without retaining control or a significant portion of risks and rewards of the asset. Purchases and sales of financial assets made using the usual procedures are accounted for at the negotiation date, which is generally the date when Petroritupano S.A. agrees to purchase or sell the asset. Financial liabilities are derecognized when the specific contractual obligation of Petroritupano S.A. expires or is paid.

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position when, and only when, Petroritupano S.A. has the legal right to offset the amounts and intends to pay on a net basis or realize the assets and simultaneously pay the liabilities.

See accounting policies to record financial income and expenses in note 3-c.

Derivative Financial Instruments

During the year ended December 31, 2010, Petroritupano S.A. did not conduct any transactions with derivative financial instruments.

In accordance with its corporate policy, Petroritupano S.A. does not use or hold derivative financial instruments for trading or speculative purposes.

(g)	Property, Plant and Equipment

Recognition and Measurement

Property, plant and equipment are stated at cost net of accumulated depreciation and impairment loss (see note 3-k). The successful efforts method of accounting is used for exploration and production activities for crude oil, under International Financial Reporting Standard 6 Exploration and Evaluation of Mineral Resources (IFRS 6) for recognition of exploration and assessment assets. Costs of well development, related plant and equipment and property used in exploitation of oil and gas are recorded as part of the cost of assets. Costs of exploratory wells are recorded as assets until it is determined whether the well is commercially feasible; otherwise, such costs are charged to exploration expenses. Other exploration expenditures, including the geological and geophysical costs, are expensed as incurred.

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2010
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

The cost of assets built by Petroritupano S.A. includes interest on borrowings, cost of materials and direct labor, as well as any other direct cost attributable to bringing the asset to working condition. It also includes dismantling and removal costs at the location where built.

All disbursements relating to construction or purchase of property, plant and equipment in the stage prior to implementation are stated at cost as work in progress. Once the assets are ready for use, they are transferred to property, plant and equipment and depreciation or amortization commences.

Income or losses generated from the sale or disposal of property, plant and equipment are determined by the difference between the amount received from such sale or disposal, if any, and the net carrying amount of the asset, and it is recorded as part of other expenses (income), net in the statement of comprehensive income.

Subsequent Costs

Major maintenance and general repair costs, as well as replacement of significant items of property, plant and equipment, are capitalized when they are identified as a separate component of the asset to which such maintenance, repair or replacement corresponds, and are depreciated over the period between one maintenance or replacement and another. Disbursements for minor maintenance, repairs and renewals incurred to maintain the facilities in normal operating condition are expensed.

Depreciation

Depreciation and amortization of capitalized costs relating to wells, pipeline and facilities for the production of crude oil and gas are determined using the units of production method by field, based on the proved developed reserves that are the quantities of crude oil that can be expected to be recovered from existing wells with current equipment and operating methods. The rates used are reviewed annually, based on an analysis of reserves, and are applied retroactively at the beginning of the year.

Depreciation of property and equipment not related to exploration, development and production of hydrocarbons is calculated based on the straight-line method using the estimated useful lives of fixed assets:

Years
Operating equipment	17 – 4
Computer equipment and vehicles	4

When parts of an asset under property, plant and equipment have different useful lives, they are recorded separately as a significant component of that asset.

Useful lives of property, plant and equipment are reviewed annually.

(h)	Costs Associated to Asset Retirement Obligations

Petroritupano S.A. capitalizes the estimated costs associated with asset retirement obligations, involving assets for exploration and production of crude oil and other industrial facilities, based on the future retirement plan for those assets. Costs are capitalized as part of the long-lived assets and are amortized by charging operating expenses over their useful lives (see note 3-l).

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2010
(i)	Materials and Supplies Inventories

Materials and supplies inventories these are valued at average cost, which does not exceed the net realization value.

(j)	Accounts Receivable

The accounts receivable from sale of crude oil to PDVSA Petróleo are recorded at the amount billed. As of December 31, 2010, Petroritupano S.A. believes that there are no accounts receivable deemed as bad debts; therefore, no estimate has been recorded for doubtful accounts.

(k)	Impairment of Assets

Financial Assets

Petroritupano S.A. reviews the carrying value of its financial assets at each reporting date to determine whether there is any objective evidence of impairment. A financial asset is impaired if there is objective evidence that one or more events have had a negative effect on the estimated future cash flows of the asset.

Significant financial assets are evaluated individually to determine their impairment. The remaining financial assets with similar credit-risk characteristics are evaluated as a group (see note 6).

An impairment loss related to a financial asset is calculated as the difference between the carrying value of the asset and the current value of the future estimated cash flows, discounted at the effective interest rate. Impairment losses are recognized in the statement of comprehensive income. The reversal of an impairment loss only occurs if it can be objectively related to an event occurred after the date in which the impairment loss was recognized.

Non-Financial Assets

The carrying amounts of non-financial assets, excluding inventory and deferred income tax, are reviewed at each reporting date to determine whether evidence of impairment exists. If any such indication exists, then the recoverable amount of the asset is estimated.

The recoverable amount of an asset or cash-generating unit is the greater between the value in use and the fair value less selling costs. To determine the value in use, net future cash flows of those assets are discounted at present value, using the discount rate before tax that reflects the current evaluations of the market on the temporary value of money and the specific risks the assets may have.

An impairment loss is recognized when the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. An impairment loss is recorded in the statement of comprehensive income. Impairment losses recognized in respect of cash- generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of other assets in the unit on a pro rata basis.

An impairment loss is reversed only if the reversal relates to a change in the estimates used after the impairment loss was recognized. Those reversals may not exceed the carrying value of assets net of depreciation or amortization as if the impairment had never been recognized. Impairment losses in respect of goodwill are not reversed.

(l)	Provisions

A provision is recognized if, as a result of a past event Petroritupano S.A. has a present or legal obligation that can be reliably estimated, and it is probable that a future disbursement will be required to settle the obligation. When the effect of the value of money over time is significant, the provision is determined by applying a discount rate associated with the estimated payment term, if the term may be reasonably estimated as well as the risk associated with those obligations.

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2010
Environmental policies

According to the environmental policies established by PDVSA and effective laws, Petroritupano S.A. records liabilities when the costs are probable and can be reliably estimated. Disbursements related to environmental conservation associated with income from current or future operations are recorded as expenses or assets, as the case may be. Disbursements for past operations not aimed at generating current or future income are charged to expenses. The creation of these provisions is in line with the identification of an obligation for environmental remediation where Petroritupano S.A. has sufficient information to determine a fair estimate of the respective cost. Subsequent adjustments to estimates, if necessary, are made upon obtaining additional information.

Assets Disposal

The obligations associated to the disposal of long-term assets are recognized at fair value as incurred, based on discounted future cash flows. The determination of fair values is based on the existing regulations and technologies.

Changes in the fair value of the obligation are added to or deducted from the cost of the corresponding asset. The adjusted depreciable amount of the asset is depreciated over the remaining useful life of the asset. Therefore, once the asset has reached the end of its useful life, all subsequent changes in the fair value of the obligation are recognized in profit or loss for the period. The increase in the obligation per year is recognized in comprehensive income as financial expenses (see note 3-h).

Litigations and Other Claims

Provisions for litigations and claims are recorded in the case of legal actions, government investigations, diligences or other pending or threatened legal actions against Petroritupano S.A., due to past events, for which it is probable that there will be an outflow of resources to settle the obligations and when it is possible to reliably estimate the amount of such obligation (see note 17).

(4)	Foreign Exchange Agreement with the Central Bank of Venezuela (BCV)

According to the Amendment to the BCV Law, effective since July 20, 2005, PDVSA must only sell the BCV income in currency other than local currency required to meet its obligations in local currency. The remaining amounts in currency other than local currency can be used by PDVSA to meet its obligations and investments in these currencies. Any amount in excess of the foregoing must be transferred by PDVSA to the Venezuelan Development National Fund (FONDEN).

In Official Gazette 38,318, dated November 21, 2005, the Foreign Currency Exchange Agreement 9 was published, which establishes that the income in currency other than local currency arising from the export of hydrocarbons must be mandatorily sold to the BCV, except for that allocated to PDVSA’s activities, pursuant to the Amendment to the BCV Law mentioned above. This agreement states that PDVSA may not hold funds in currency other than local currency within the national territory for more than 48 hours, and establishes conditions for the use of funds by PDVSA.

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2010
On March 2, 2006, the Board of Directors of the BCV authorized PDVSA to increase the rotating funds to $2,000 million, to ensure operating and investment payments.

On March 22, 2007, the Official Gazette 38,650 published the amendment to the Foreign Currency Exchange Agreement 9, whereby it was established that PDVSA may acquire funds in currency other than local currency directly with the BCV for the replacement, up to the authorized amount, of the funds to be placed abroad pursuant to Section 113 of the BCV Law. On such basis, on February 8, 2007, the Board of Directors of the BCV authorized PDVSA to maintain a special fund in dollars up to the amount of $3,500 million, to meet the needs related to the Oil Sowing Plan 2007 — 2013.

On January 8, 2010, the Official Gazette 39,340 was published which included the Foreign Currency Exchange Agreement 14, effective as of January 11, 2010, which establishes exchange rates for purchase and sale of dollars.

In accordance with the legal agreement for the creation of mixed companies, Petroritupano S.A.’ billing collections related to hydrocarbons sales must be paid to Petroritupano S.A. in dollars, currency that may be kept by Petroritupano S.A. in foreign bank accounts and used to pay foreign liabilities.

(5)	Balances in Currencies other than the Dollar

As of December 31, 2010, Petroritupano S.A. has the following monetary assets and liabilities denominated in bolivars, which are translated into dollars at the exchange rate prevailing at the statement of financial position date:

	2010 (Unaudited)
	Bolivars	Dollars

Monetary assets	589,763	137,154
Monetary liabilities	1,941,153	451,432

Net monetary (liabilities) assets position	(1,351,390)	(314,278)

As of December 31, 2010, the dollar exchange rate at year-end, the average annual exchange rate, the increase in the exchange rate and the national consumer price index (NCPI) and the Caracas consumer price index (CPI published by the BCV), were as follows:

2010

Exchange rate at year-end (Bs./US$1)	4.30
Average annual exchange rate (Bs./US$1)	4.30
Interannual increase in the exchange rate (%)	—
Interannual increase in the INPC/IPC (%)	27
(6)	Determination of Fair Value

Certain of Petroritupano S.A.’s accounting policies and disclosures require the determination of fair values for both financial and non-financial assets and liabilities. Fair values have been determined for valuation and/or disclosure purposes, using available market information and appropriate valuation methodologies and, as required, additional information about fair value estimates of assets and liabilities is included in the notes to the financial statements.

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2010
Non-derivative current financial assets and liabilities

The carrying amounts of accounts receivable, other financial assets included in prepaid expenses and other assets, cash and accounts payable approximate their fair value due to the short-term maturity of these instruments.

Other non-derivative assets and liabilities

The fair value of recoverable tax credits and certain accruals and other liabilities is determined by discounting the carrying amounts based on future estimated recoveries and payments, using interest rates assessed on the basis of the inherent risks of the instrument, such as its creditworthiness, liquidity, currency and other factors.

Accounts Payable to Shareholders and Related Companies

The carrying amounts of accounts payable to shareholders and related companies approximate their fair value, as their recovery depends on the volume and nature of the operations between Petroritupano S.A. and its shareholders and PDVSA and its subsidiaries.

(7)	Financial Risk Management
Petroritupano S.A. has exposure to the following risks related to its use of financial instruments:
•	Credit risk
•	Liquidity risk
•	Market risk
•	Operational risk

This note presents information about Petroritupano S.A.’s exposure to each of the above risks, Petroritupano S.A.’s objectives, policies and procedures for measuring and managing risks, and capital management. The financial statements include further quantitative disclosures.

The Board of Directors of Petroritupano S.A. is responsible for establishing and overseeing its risk management framework. When developing the strategic plan and budget, business risks are analyzed to gain an understanding of their impact on Petroritupano S.A.

Risk management policies are established to identify and analyze the risks faced by Petroritupano S.A., set proper risk limits and controls, and monitor risks and compliance with limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and Petroritupano S.A.’s activities.

(a)	Credit Risk

Credit risk is the risk of financial loss faced by Petroritupano S.A. if a client or counterparty to a financial instrument fails to meet its contractual obligations, which arises mainly from cash and accounts receivable from sales. For the purposes of mitigating credit risk, cash is placed in highly recognized and trustworthy institutions. In this regard, risk is highly concentrated in accounts receivable as the receiver of 100% of hydrocarbon production sales is the related company PDVSA Petróleo (see note 19).

(b)	Liquidity Risk

Liquidity risk is the risk that Petroritupano S.A. will not be able to meet its financial obligations upon maturity. Petroritupano S.A.’s approach is to manage liquidity to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities upon maturity, under both normal and stressed conditions, without incurring in unacceptable losses or risking Petroritupano S.A.’s reputation.

As a fundamental policy, Petroritupano S.A. will ensure that it has enough cash available to meet its payment commitments. This excludes the possible impact of extreme circumstances that may not be reasonably foreseen, such as natural disasters.

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2010
(c)	Market Risk
Market risk is the risk of changes in market prices, including exchange rates, interest rates or sales prices, affecting the income of Petroritupano S.A. or the value of its financial instruments.

The activities of Petroritupano S.A. financial conditions and the results of its operations depend on export volumes and crude oil prices. These prices are cyclical and tend to be unstable; therefore, the primary risk is volatility of crude oil prices.

PDVSA and Petroritupano S.A. constantly monitor market conditions to ensure optimal placement of crude oil production. Furthermore, the Bolivarian Republic of Venezuela is a member of the Organization of Petroleum Exporting Countries (OPEC), through which it enters into agreements with a view to stabilizing prices of crude oil and by-products.

(d)	Operating Risk

It is the risk of direct or indirect loss originated due to a broad variety of causes associated with the processes, personnel, technology and infrastructure of Petroritupano S.A. and to external factors other than liquidity, market and credit risks, as those risks that arise as a result of legal and regulatory requirements and Petroritupano S.A.’s generally accepted behavior standards. Operating risks arise from all operations of Petroritupano S.A.

The primary responsibility for developing and implementing controls to address operating risk is supported by the development of standards applied by Petroritupano S.A. for operating risk management, such as segregation of duties, transaction reconciliation and monitoring, compliance with regulatory requirements and other legal requirements, documentation of controls and procedures, training and professional development and risk mitigation, including insurance, when they are effective. Petroritupano S.A.’s compliance is supported by a program of periodic reviews conducted by the Internal Audit area.

(8)	Taxes and royalties
A summary of the taxes affecting the operations of Petroritupano S.A. is as follows:

2010 (Unaudited)
Dollars
Income tax	314,907
Royalties, production taxes and other taxes	175,609

490,516

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2010
(a)	Income tax
The income tax expense (benefit) for the fiscal year ended December 31, 2010 is summarized as follows:

2010 (Unaudited)
Dollars
Estimated income tax expense based on the period’s taxable income	240,302
Deferred income tax expense	74,605

314,907

Petroritupano S.A.’s fiscal year ends on December 31, each year.

In the year ended December 31, 2010, Petroritupano S.A. obtained $480,605 of taxable income, generating a current income tax expense of $240,302, which was offset by taxes paid in advance during 2010 and 2008, resulting in an income tax payable of $128,066 as of December 31, 2010.

Income tax rate

The Income Tax Law in force in Venezuela establishes a general tax rate of 50% for companies engaged in the exploitation of hydrocarbons and related activities, and eliminates the application of the 34% tax rate on firms that have been formed under Association Conventions entered into pursuant to the repealed Organic Law Reserving the Hydrocarbons Industry and Commerce to the State.

The Income Tax Law states that all taxpayers shall, at the end of their first fiscal year, make an initial update of their non-monetary assets and liabilities as provided by the Law. In addition, taxpayers shall register with the Revalued Assets Registry (RAR) in the year in which the initial adjustment for fiscal inflation is determined. This registration gives rise to a payment of 3% of the initial inflation adjustment related to assets subject to depreciation, payable in three equal, annual and consecutive installments.

The initially adjusted values of property, plant and equipment are depreciated or amortized for tax purposes during their remaining useful life. The law also provides for a regular annual inflation adjustment, which will be included in the reconciliation of income as a taxable or deductible item.

Pursuant to the Income Tax Law, taxpayers subject to this tax, who conduct import, export and financing transactions with related companies domiciled abroad, are required to determine their income, costs, and deductions by applying the transfer pricing methodology set forth in the referred law. Petroritupano S.A. has had a transfer pricing analysis completed based on the methodology established in the Law, which has no effect whatsoever in determining the income tax for the period.

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2010
The reconciliation between the income tax nominal rate and its effective rate for fiscal year ended December 31, 2010, is detailed below:

		2010 (Unaudited)
	%	Dollars

Income before income tax	100	71,441
Income tax calulated based on the tax rate	50	35,721
Property, plant and equipment	(21)	(14,654)
Regular inflation adjustment	365	260,999
Non-deductible tax liabilities	(4)	(3,091)
Special advantages tax	24	16,822
Others	27	19,110

	391	314,907

Deferred tax assets as of December 31, 2010 are comprised as follows:

2010 (Unaudited)
Dollars
Property, plant and equipment, net	36,812
Assets retirement obligations, net	4,447
Contributions to the Organic Law on Prevention of the illicit use of drugs and Psychotropics	2,807
Accruals and other liabilities	19,121
Others	2,229

65,416

Deferred tax expenses as of December 31, 2010 are comprised as follows:

2010 (Unaudited)
Dollars
Property, plant and equipment, net	(75,908)
Assets retirement obligations, net	1,655
Contributions to the Science, Technology and Innovation Law	(2,456)
Contribution to the Law on Prevention of the illicit use of drugs and Psychotropics	2,807
Accruals and other liabilities	(1,356)
Others	653

(74,605)

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2010
(b)	Production, Extraction and Other Taxes

Below there is a summary of the production, extraction and other taxes for the year ended December 31, 2010:

2010 (Unaudited)
Dollars
Crude oil production tax	152,634
Natural gas production tax	581
Production tax to municipalities	5,629
Production tax for endogenous development projects	11,259
Accrual for investment in endogenous development projects	665
Contribution for the application of the Organic Law on Science, Technology and Innovation	4,841

175,609

Crude Oil and Gas Production Tax

Pursuant to Article 44 of the Organic Law on Hydrocarbons, the State is entitled to a 30% interest in all hydrocarbon volumes mixed companies may extract from a reservoir, as production tax. During the year ended December 31, 2010, Petroritupano S.A. paid $152,634 in crude oil production tax through the delivery of crude volumes to PDVSA Petróleo, S.A. on account of the MENPET.

Similarly, Petroritupano S.A. is also levied with a natural gas extraction tax. During the year ended December 31, 2010, Petroritupano S.A. recorded an accrual of $581 on this account.

Other taxes

Petroritupano S.A. is subject to the payment of some additional taxes determined based on: a) an additional 3.33% interest in the volume of hydrocarbons extracted from the specified areas, as additional production tax, which will be distributed as follows: 2.22% directly to the municipalities that make up the specified area, superseding the payments not received by such municipalities as municipal taxes, and 1.11% to fund finance endogenous development projects pursuant to the guidelines of the National Development Plan in the Relevant Region and; b) an amount equivalent to the difference, if any, between (i) 50% of the value of hydrocarbons extracted from the specified area during each calendar year and (ii) the sum of the payments made by Petroritupano S.A. to the Bolivarian Republic of Venezuela, regarding the activity developed by the latter during such calendar year, for the production taxes levied on hydrocarbons, including the ones mentioned above, and the investments in endogenous development projects corresponding to 1% of income before income tax. Additional taxes shall be paid before April 20, each year, pursuant to the provisions of Annex F of the Contract of Conversion to Mixed Company.

(c)	Value Added Tax (VAT)

The VAT Partial Amendment Law, which provides for a cut in tax rates from 14% to 11%, as from March 1 until June 30, 2007, and to 9% as from July 1, 2007 onwards was published in the Official Gazette No. 38,632 on February 26, 2007.

Petroritupano S.A. is not subject to VAT withholdings because natural hydrocarbon sales made by mixed companies, which are governed by the Organic Law on Hydrocarbons, to Petróleos de Venezuela, S.A. or to any of its subsidiaries are subject to a 0% rate, according to the provisions of the VAT law in force.

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2010

Likewise, the Law establishes that mixed companies ruled by the Organic Law on Hydrocarbons will be assimilated to regular exporting taxpayers, in order to apply the tax credits recovery regime provided for in the Law in force to the sales of hydrocarbons made to PDVSA or to any of its subsidiaries in the country. As of December 31, 2010, Petroritupano S.A. had not submitted to the Venezuelan tax authorities the request to recover VAT credits for a reasonable amount of $35,041 because the tax authorities are still in the process of defining the procedures that Mixed Companies must follow to recover tax credits.

(9)	Property, Plant and Equipment
Property, plant and equipment as of December 31, 2010 comprises as follows:

Totals
Cost:
Balances as of December 31, 2009	824,802

Net acquisitions and additions	88,199

Balances as of December 31, 2010	913,001

Depreciation and amortization:
Balances as of December 31, 2009	218,817

Depreciation and amortization	53,436

Balances as of December 31, 2010	272,253

Total net cost as of December 31, 2010	640,748
As of December 31, 2010, Petroritupano S.A. set up provisions for assets retirement and well and production facilities abandonment in the amount of $98,312 (see note 13).

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

In 2010, Petroritupano S.A. evaluated impairment and, when considering the market conditions as against current production conditions, it considered it was not necessary to record any impairment loss regarding its property, plant and equipment.

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2010
(10)	Prepaid Expenses and Other Assets
Below there is a summary of prepaid expenses and other assets:

2010 (Unaudited)
Dollars
Advance to suppliers	7,737
Advances to employees for travel expenses	120

7,857

(11)	Cash
Cash comprises as follows:

2010 (Unaudited)
Dollars
Petty cash	3
Bank balances	5,131

5,134

(12)	Shareholders’ Equity
(a)	Capital Stock

As of December 31, 2010, Petroritupano S.A.’s nominal and legal capital stock is composed as follows:

				Subscribed
	Number		Share	and paid-in capital
	of shares	%	Type	Dollars

Corporación Venezolana del Petróleo, S.A. (CVP)	1,317,990	60%	A	6,130
Petrobras Argentina S.A.	483,263	22%	B	2,248
Venezuela US, S.R.L.	395,397	18%	B	1,839

	2,196,650	100%		10,217

As of December 31, 2010 shares have a value of $4.6511 each.

Petroritupano S.A.’s articles of incorporation set forth that the number of shares held by the Bolivarian Republic of Venezuela shall account for at least 50% of Petroritupano S.A.’s capital stock. Likewise, it also establishes that if Petroritupano S.A. is liquidated all assets must be transferred to the class “A” shareholder, except for the available cash not reserved for the payment of obligations, which will be distributed among shareholders in proportion to the interest they hold in Petroritupano S.A.’s capital stock.

(b)	Premium in issue of share stock

At the Extraordinary Shareholders’ Meeting held on October 6, 2006, it was decided to recognize the additional contributions of property, plant and equipment for $470,249 (stockholder “A”) and inventories of materials and supplies for $1,652 (stockholders class “B”) as a premium in the issue of new shares, in proportion to each shareholder’s interest in Petroritupano S.A.’s capital stock.

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2010
(c)	Legal and Other Reserves

The legal reserve is a requirement established in the Venezuelan Code of Commerce, whereby Venezuelan companies must set apart 5% of their net income until the legal reserve amounts to at least 10% of the capital stock in bolivars. The legal reserve cannot be distributed as dividends.

As of December 31, 2010, Petroritupano S.A. has a legal reserve of $1,022.

As of December 31, 2010, other reserves mainly include reserves for the realization of deferred income tax assets in the amount of $65,416.
(13)	Provisions
Provisions are detailed below:

2010 (Unaudited)
Dollars
Obligations resulting from the retirement of assets and the abandonment of wells (see note 3-h)	98,312
Provisions for tax liabilities	13,659

111,971

As of December 31, 2010, Petroritupano S.A.’s business plan provides for the performance of drilling and production activities until 2025; therefore, the provision for abandonment was calculated considering the disbursements made during that period related to current wells.

In fiscal year 2010, provisions changed as follows:

		Unaudited
	Balance at the			Balance at	Current
	beginning of year	Increase	Decrease	year-end	portion
Obligations resulting from the retirement of assets and abandonment of wells	86,447	11,865	—	98,312	—
Provisions for fines and interest in arrears	27,319	—	(13,660)	13,659	13,659

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2010
(14)	Accruals and Other Liabilities
Below there is a summary of accruals and other liabilities as of December 31, 2010:

	Balance at			Balance at
	beginning of year	Increase	Decrease	year-end
Production tax to municipalities	51,351	7,054	(25,676)	32,729
Production tax for endogenous development projects	23,013	11,259	(30,861)	3,411
Special advantage tax	20,236	—	(10,118)	10,118
Investments in endogenous projects	9,770	665	(7,295)	3,140
Special contribution to social development	679		(679)	—
Application of the Law on Science, technology and innovation	—	4,911		4,911
Application of the Law on Prevention of the Illicit Use of Drugs and Psycotropic Substances	7,362	—	(3,681)	3,681
Payable retentions	26,190	2,130	(13,095)	15,225
Services and goods received	78,131	58,929	(39,067)	97,993
Others	4,991	1,946	(4,503)	2,434

Total accruals and other liabilities	221,723	86,894	(134,975)	173,642

(15)	Accounts Payable
Accounts payable as of December 31, 2010 comprise as follows:

2010 (Unaudited)
Dollars
Related companies (see note 18)	285,796
Commercial suppliers	17,769

303,565

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2010
(16)	Financial Instruments
(a)	Credit Risk

Exposure to credit risk

The carrying value of financial assets represents the maximum credit risk exposure and is summarized as follows:

2010 (Unaudited)
Dollars
Recoverable tax credits
(see note 8-c)	35,041
Accounts receivable from related companies
(see note 18)	681,793
Cash (see note 11)	5,134
Impairment Loss

As of December 31, 2010, Petroritupano S.A. believes there are no trade accounts and notes receivable that may be regarded as bad debts; therefore, no allowance has been set up.

(b)	Liquidity Risk

A summary of the contractual maturities of financial liabilities, including estimated payments and excluding the impact of netting agreements, is provided below:

	2010 (Unaudited)
		Contractual
	Carrying	cash	6 months	Between 6 and	Over
	value	flows	or less	12 months	12 months

Accounts payable to related company	10,938	10,938	—	—	10,938
Accounts payable	303,565	303,565	210,902	92,663	—
Other liabilities (included in accruals and other liabilities (see note 14) (1)
Accruals and other liabilities	173,642	173.642	158,327	15,315	—

	488,145	488.145	369,229	107,978	10,938

(1)	It includes withholdings of the social fund, production taxes, extraction taxes, and exports registry to be paid, special contribution, financial debt interest payable, and social contributions.

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2010
Fair Value of Financial Instruments

The estimated amounts presented below as of December 31, 2010, are not necessarily an indication of the amounts that Petroritupano S.A. may realize in a current market exchange. The use of different market assumptions and/or methodologies to determine estimates may significantly affect the estimated fair values. Fair values are determined using the bases disclosed in note 6:

	2010 (Unaudited)
	Carrying	Fair
	value	value
	Dollars
Assets:
Recoverable tax credits	35,041	35,041
Accounts receivable from related companies	681,793	681,793
Cash	5,134	5,134

Liabilities:
Accounts payable to related companies	10,938	10,938
Accounts payable	303,565	303,565
Accruals and other liabilities	173,642	173,642

(17)	Commitments and Contingencies
Claims

As of December 31, 2010, Petroritupano S.A. is involved in claims and legal actions related to its normal course of business worth $840. In the opinion of management and its legal counsels, the outcome of these claims would not have a materially adverse effect on Petroritupano S.A.’s financial position, results of its operations or liquidity.

Compliance with Environmental Regulations

PDVSA and its subsidiaries are subject to various environmental laws and regulations which may require significant expenditures to modify facilities and prevent or remedy the environmental effects of waste disposal and spills of pollutants.

Petroritupano S.A., along with its Head Office CVP, is taking significant steps to prevent risks to the environment, to protect people’s health and to preserve the integrity of its facilities.

Agreements with the Organization of Petroleum Exporting Countries (OPEC)

The Bolivarian Republic of Venezuela is a member of the OPEC, an organization mainly aimed at establishing agreements to maintain stable crude-oil prices through production quotas. To date the reduction in the production of crude oil as a result of changes in the production quotas established by OPEC, or variations in prices, did not have a significant effect on Petroritupano S.A.’s financial position, results of its operations, cash flows, and financial results.

(18)	Transactions with Related Parties
Petroritupano S.A. considers its shareholders, subsidiaries and affiliated companies of the latter, directors and executives, as well as all other governmental institutions as related parties.

Petroritupano S.A. maintains balances and carries out significant mercantile transactions with related companies and entities, the impact of which is included in its results and financial position.

Transactions with PDVSA Petróleo, S.A. (PDVSA Petróleo) and its subsidiaries are accounted for through the PDVSA Petróleo account. This account is not interest-bearing and has no established maturity date. PDVSA Petróleo supplies the funding required by Petroritupano S.A. to conduct its activities and meet its obligations. The amounts recognized as income in dollars are automatically transferred to the accounts of PDVSA Petróleo, and, subsequently, to the BCV, which accredits the equivalent in bolivars to PDVSA Petróleo and the latter, in turn, to CVP and its subsidiaries.

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2010
The balances with related entities comprise as follows:

2010 (Unaudited)
Dollars
Accounts receivable -
PDVSA Petróleo, S.A.	667,675
PDV Insurance Company LTD	6,702
Petrokariña, S.A.	4,569
Bielovenezuela, S.A.	685
Petrowayu, S.A.	65
Petronado, S.A.	94
Petrocuragua, S.A.	205
Petrozumano, S.A.	69
Petroindovenezuela, S.A.	32
Petrodelta, S.A.	3
Petroven-bras, S.A.	1,694

681,793

Accounts payable
PDVSA Petróleo	28,199
MENPET	2,277
Petrokariña, S. A.	6,229
Petrovenbrás, S. A.	2,777
Petrobras Argentina, S. A.	53,972
Venezuela US, S.R.L.	44,159
PDV Insurance Company LTD	766
Petrolerakaki, S. A.	169
Corporación Venezolana de Petróleo, S.A.	147,197
Baripetrol, S. A.	49
Petrowayuu, S. A.	2

285,796

Accounts payable, non current portion-
PDVSA Petróleo, S.A.	10,938

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2010
The most significant transactions conducted during the year ended December 31, 2010 are summarized as follows:

2010 (Unaudited)
Dollars
Sales of crude oil to PDVSA Petróleo	354,509
Sales of crude oil to PDVSA Petróleo as payment of production tax	152,634

507,143

Social development contribution	665
Labor costs	23,157
Other taxes	24,952
Estimated income tax expense	23,081
Purchase of insurance policies	1,635

Accounts receivable from PDVSA Petróleo, are related to sales of crude oil. The production generating the remaining amount of revenues obtained by Petroritupano S.A. during fiscal year ended December 31, 2010, in the amount of $152,634 was delivered to PDVSA Petróleo for the payment of production tax to MENPET, in accordance with the agreement with such ministry (see note 8-b).

The Special Contribution on Extraordinary International Oil Market Prices and the resolutions issued in connection with this contribution provide that this contribution shall be paid on a monthly basis by those entities exporting, or transporting liquid hydrocarbons and its derivatives to other countries (see note 19-c). Petroritupano S.A. is not a direct oil exporter. However, the payment of a contribution for social development purposes in Venezuela equivalent to the amount set forth in such law was established under an agreement entered into with PDVSA Petróleo.

In fiscal year ended December 31, 2010, PDVSA Petróleo made payments on behalf of Petroritupano S.A. for labor costs of $27,566, which are included in the statement of comprehensive income under operating, selling, administrative and general expenses.

PDVSA Petróleo employs all employees assigned to Petroritupano S.A. and bills the cost of payroll and other labor benefits to Petroritupano S.A. on a monthly basis.

As of December 31, 2010, Petroritupano S.A. recorded a liability of $10,938 corresponding to retirement benefits of PDVSA Petróleo’s staff transferred to Petroritupano S.A. and included it in the statement of financial position under non-current accounts payable to PDVSA Petróleo, S.A., registering the year-over-year variation as an expense under the operating, selling, administrative and general expenses account in the statement of comprehensive income.

As of December 31, 2010, accounts payable to PDVSA Petróleo, S.A., relate mainly to payments made by the company on behalf of Petroritupano S.A. on account of labor costs and payroll benefits, taxes, operating expenses and cash advances on capital loans.

Accounts payable to Petrobras Argentina S.A., as of December 31, 2010, correspond to dividends that were paid on May 2011.
In the year ended December 31, 2010, Petroritupano S.A. acquired insurance policies from PDV Insurance Company LTD for $1,635.

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2010

As per the instructions received from the management of Corporación Venezolana del Petróleo, S.A. (CVP), Petroritupano S.A. offset the accounts receivable from the sale of crude oil made to PDVSA Petróleo against the accounts payable to PDVSA Petróleo for labor costs and operating expenses; such offset included the offset for dividends payable to CVP. As of December 31, 2010, the amounts offset are detailed below:

2010 (Unaudited)
Dollars
Accounts receivable from PDVSA Petróleo	255,401
Accounts payable to PDVSA Petróleo	(255,401)

Transactions with related entities as of December 31, 2010 do not necessarily represent the results that would have been obtained had these transactions been conducted in accordance with the arms-length principle.

Transactions with Key Management Staff
Some of Petroritupano S.A.’s directors hold key positions in other related entities, and some of their powers may influence the operating and financial policies of such companies.
(19)	Laws, Resolutions and Legal Contributions
Laws and Resolutions
Petroritupano S.A.’s management, through their legal advisors and those of PDVSA, concluded that these laws will have no significant effect on the financial statements of Petroritupano S.A.
(a)	Foreign Currency Exchange Agreements

The Foreign Currency Exchange Agreement No. 14, effective as from January 11, 2010, was published in the Official Gazette No. 39,342 on January 8, 2010, establishing the exchange rates applicable to legal entities for the purchase and sale of foreign currency:

•
Payment of foreign currency sale transactions aimed at importing goods and services for the food, health, education, machinery and equipment, and science and technology sectors, as well as those used for payments in the non-petroleum public sector, will be made at an exchange rate of Bs.2.60 per U.S. dollar; all other foreign currency sale transactions will be made at an exchange rate of Bs.4.30 per U.S. dollar.

•
Payment of foreign-currency purchase transactions obtained: i) by the public sector other than those originating from the import of hydrocarbons, regulated by the Foreign Currency Exchange Agreement No. 9, will be made at an exchange rate of Bs.2.5935 per U.S. dollar; and ii) the remaining purchases of foreign currency will be made at an exchange rate of Bs.4.2893 per U.S. dollar.

•
Payment of foreign-currency purchase transactions originating from hydrocarbon exports, regulated by the Foreign Currency Exchange Agreement No. 9, will be made at an exchange rate of Bs.4.2893 and Bs.2.5935 per U.S. dollar, as established by the BCV, in the proportions that the BCV may determine for payment of selling operations. The exchange rate is Bs.2.5935 per U.S. dollar and applies to at least 30% of foreign currency purchase transactions.

Additionally, this agreement enables legal entities, different from PDVSA, to engage in the export of goods and services, to retain and manage up to thirty percent (30%) of the revenues they may obtain in foreign currencies as a result of the transactions carried out. This percentage shall be allocated to pay expenses resulting from export activities different from the financial debt. This agreement also establishes that the purchase and sale of foreign currency, the payment of which had been requested from the BCV before it came into effect, shall be paid at the exchange rates of Bs.2.14 per US dollar and Bs.2.15 per US dollar, respectively, as established in the Foreign Currency Exchange Agreement No. 2, dated March 1, 2005.

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2010

On January 27, 2010, the Foreign Currency Exchange Agreement No. 15, which had been originally published in the Official Gazette No. 39,349 of January 19, 2010, was republished in the Official Gazette No. 39,349 due to a material misstatement. This agreement includes new provisions and guidelines that consider the official multiple exchange rates system set up by the Foreign Currency Exchange Agreement No. 14. The most relevant items in this agreement are as follows:

•
For VAT purposes, imports of goods and services shall be subject to an exchange rate of Bs.2.60 per U.S. dollar and Bs.4.30 per U.S. dollar, depending on whether they correspond to the food, health, machineries and equipments, science and technology, or any other sector, respectively. Exports of goods and services shall be subject to an exchange rate of Bs.4.2893 per US dollar.

•
For customs purposes, the applicable exchange rate is Bs.2.60 per U.S. dollar for imports in the food, health, education, machinery and equipment, and science and technology sectors; and Bs.4.30 per U.S. dollar for any other imports.

The Foreign Currency Exchange Agreement No. 14, in force as from January 1, 2011, was renamed on December 30, 2010, by means of the Official Gazette No. 39,584 whereby the exchange rate was set at Bs.4.2893 per U.S. dollar for purchase transactions, and at Bs.4.30 per U.S. dollar per selling transactions. Likewise, this resolution repealed the Foreign Currency Exchange Agreement No. 14, dated January 8, 2010, published in the Official Gazette of the Bolivarian Republic of Venezuela No. 39,342 on January 8, 2010; as well as Foreign Currency Exchange Agreements No. 15, 16 and 17, and all other provisions contrary to the provisions of the referred Foreign Currency Exchange Agreement.

(b)	Law authorizing the President of the Republic to issue Decrees with the same rank, validity and enforceability as Laws

On December 17, 2010, the National Assembly passed a Law authorizing the President of the Republic to issue Decrees with the same rank, validity and enforceability as Laws regarding a canvas of matters delegated for an eighteen-month period as from its publication date. Pursuant to the wording of this law, decrees may be issued on any matter involving the transformation of state institutions, popular participation, as well as economic, social, financial, tax, and energy related matters.

(c)	Foreign Currency Exchange Agreement No. 18

Foreign Currency Exchange Agreement No. 18 was published in the Official Gazette No. 39,439, on June 4, 2010, establishing that the BCV will be the agency in charge of setting up the terms and conditions to trade the foreign currency-denominated securities issued or to be issued by the Bolivarian Republic of Venezuela, its decentralized agencies, or any other issuer, in the national currency and by resorting to the system applicable to such effect.

(d)	Administrative Ruling No. 001-2010 issued by the National Antinarcotics Office (ONA)

On February 10, 2010, the Administrative Ruling No. 001-2010 was published in the Official Gazette No. 39,366, setting up standards for admissible discounts to the contribution set forth in the LOCTICSEP and its Regulation in relation to proper payment of the amounts corresponding to fiscal years 2006, 2007 and 2008. This ruling establishes that the only amounts that may be discounted are amounts paid by taxpayers during fiscal years of 2006, 2007 and 2008:

•	Implementation of comprehensive social prevention projects.

•	Contributions under non-reimbursable technical assistance agreements.

•	Financing or performance of activities related to comprehensive social prevention matters.

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2010
(e)	Modification of the Terms and Conditions for the Creation and Operation of Mixed Companies

On September 28, 2009, the Official Gazette No. 39,273 published an amendment to the Agreement for the Creation and Functioning of Mixed Companies, establishing the new distribution percentages of the additional royalty of 3.33%, also known as special advantage, which mixed companies must pay for oil activities. The Agreement’s amendment establishes that the distribution will be as follows: a) 2.22% for the Special Fund for People’s Power (Fondo Especial para el Poder Popular) (FOPO), directly administered by the National Government and engaged in endogenous development projects pursuant to the guidelines of the National Development Plan, and b) the remaining 1.11% for the municipalities where the country’s oil activities are conducted. The latter percentage shall be distributed as follows: 30% for the municipalities where mixed companies’ primary activities are conducted, and 70% for the remaining municipalities where oil activities are conducted, in proportion to their population and their human development index.

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2010
Legal Contributions
(f)	Organic Law on Science, Technology and Innovation (LOCTI)

The Law that partially amends the Organic Law on Science, Technology and Innovation (LOCTI) was published on December 15, 2010. The referred law, states that legal entities, whether private or state-owned, domiciled in the Bolivarian Republic of Venezuela or abroad, conducting business in the national territory, shall annually pay a percentage of the gross income they have obtained in the immediately previous fiscal year depending on the business activity they are engaged in:

•	Two percent (2%) if the business activity is regulated in the Casinos, Bingos and Slot Machines Control Law, or if it is related to the ethyl alcohol, or alcohol and tobacco industries.

•
One percent (1%) in case of private equity companies engaged in one of the business activities provided for in the Organic Law on Hydrocarbons and Gaseous Hydrocarbons, including mining exploitation, processing and distribution.

•
Point five percent (0.5%) in case of state-owned companies engaged in one of the business activities provided for in the Organic Law on Hydrocarbons and Gaseous Hydrocarbons, including mining exploitation, processing and distribution.

•	Point five percent (0.5%) in case of any other business activity.
(g)	Special Contribution on Extraordinary Prices of the International Hydrocarbons Market Law

The Special Contribution on Extraordinary Prices of the International Hydrocarbons Market Law and the related resolutions No. 151 and No. 195 issued by the MENPET, were enacted in 2008 providing for a special contribution to be paid, on a monthly basis, by exporters or transporters of liquid hydrocarbons and by-products to foreign countries. The amount of the contribution will be equivalent to a) 50% of the difference between the average monthly price of “Venezuelan basket” crude and the threshold price of $70 per barrel; and b) 60% of the difference of the average monthly price of “Venezuelan basket” crude and the threshold price of over $100 per barrel. This contribution will be made for each barrel of oil exported or transported to foreign countries and paid on a monthly basis by MENPET to the Venezuelan Development National Fund (FONDEN).

PETRORITUPANO, S.A.
(A subsidiary 60% owned by Corporación Venezolana del Petróleo, S.A. — CVP)
Notes to the Financial Statements
December 31, 2010
(h)	Organic Law on Drugs (LOD) repealing the Organic Law against Illegal Trafficking and Consumption of Drugs and Psychotropic Substances (LOCTICSEP)

The Organic Law against Illegal Trafficking and Consumption of Drugs and Psychotropic Substances was published in December 2005. The referred law establishes that all legal entities employing 50 workers or more shall allocate 1% of their annual net income to comprehensive social programs aimed at fighting illegal drugs trafficking and consumption, and 0.5% of such percentage shall be assigned to comprehensive programs aimed at protecting children and teenagers.

On May 31, 2006, the National Antidrug Office (ONA) published a notice extending the deadline to make those contributions; therefore, as of December 31, 2009 and 2008, no payments were made for this concept.

Presidential Decree No. 6776, published in the Official Gazette No. 39,211, dated July 1, 2009, enacts the LOCTICSEP Partial Regulations. This decree is intended to define and establish the guidelines, mechanisms, modalities, ways and timeframes that must be followed by companies, both state-owned and private, as mentioned in Articles 96 and 97 of this Law in order to comply with the obligation to pay the National Anti-Drug Agency (ONA) the contribution amounts stipulated in the law.

Rulings No. 007-2009 and No. 008-2009 were published by the ONA in the Official Gazette No. 39,336 on December 29, 2009, specifying the rules and procedures to be followed for registration of taxpayers, as well as for the collection, control and monitoring of contributions provided for in Articles 96 and 97 of the law. The abovementioned rulings also indicate the rules governing the procedures to file and calculate the contributions payable for fiscal years 2006, 2007 and 2008, highlighting that the taxable base of contributions is the net income before income tax.

The Organic Law on Drugs (LOD), repealing the LOCTICSEP as from the date of publication, was published in the Official Gazette No. 39,510 on September 15, 2010. This Law states that all legal entities employing 50 workers or more shall allocate 1% of the income or profit they may obtain in a given fiscal year to the National Anti-Drug Fund within sixty running days counted as from the end of the corresponding fiscal year. Legal entities belonging to an economic group shall consolidate their financial statements for the purpose of such contribution.

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
(20)	Laws, Resolutions and Legal Contributions
Laws and resolutions
Petroritupano, S.A.’s management, through their legal advisors and those of PDVSA, concluded that these laws will have no significant effect on the financial statements of Petroritupano, S.A.
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