Form 20-F
period 2011-12-31
Petrobras Argentina S.A.
filed 2012-05-15
CIK 1449877

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2011

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2011 was:

Petrobras Argentina S.A. Class B ordinary shares, nominal value Ps. 1.00 per share 1,009,618,410

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act.

Petrobras Argentina S.A.    Yes  ☒    No  ☐

†	Petrobras Argentina S.A. is a well-known seasoned issuer as a successor issuer to Petrobras Energía Participaciones S.A., pursuant to Rule 12g-3 of the Securities Exchange Act of 1934.

If this report is an annual or transitional report, indicate by check mark if the registrant is not required to file reports pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934.

Petrobras Argentina S.A.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Petrobras Argentina S.A.    Yes  ☒    No  ☐

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

U.S. GAAP   ☐    IFRS  ☐    Other  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Petrobras Argentina S.A.            Large accelerated filer  ☐             Accelerated filer  ☒            Non-accelerated filer  ☐

†	Petrobras Argentina S.A. is accelerated filer as a successor issuer to Petrobras Energía Participaciones S.A., pursuant to Rule 12g-3 of the Securities Exchange Act of 1934.

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17  ☐    Item 18  ☒

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Petrobras Argentina S.A.     Yes  ☐    No  ☒

NOTE ON MERGER

This Annual Report on Form 20-F has been filed by Petrobras Argentina S.A. (“PESA”) (formerly Petrobras Energía S.A.). On January 30, 2009, separate shareholders’ meetings of Petrobras Energía Participaciones S.A. (“PEPSA”) and PESA approved their merger, pursuant to which PEPSA was merged and absorbed into PESA, the surviving company.

Shareholders of PEPSA have received shares of PESA (in the United States, in the form of American Depositary Receipts) (“ADSs”), and the ADSs of PEPSA have been removed from listing on the New York Stock Exchange (the “NYSE”) and from registration with the U.S. Securities and Exchange Commission (the “SEC”). Following this exchange of shares, ADSs, each representing 10 Class B shares of PESA, have been listed and began trading on the NYSE. PESA is the successor issuer to PEPSA, as contemplated by Rule 12g-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

All references in this Annual Report to:

“Petrobras Argentina”, “Petrobras Energía,” “PESA”, “the Company”, “we,” “us,” “our,” and similar terms refer to Petrobras Argentina S.A. and its subsidiaries, but excludes affiliates and companies under joint control. Prior to July 2003, PESA’s corporate name was Pecom Energía S.A. On March 27, 2009, the shareholders of PESA approved the change of the company’s corporate name from Petrobras Energía S.A. to Petrobras Argentina, S.A. See “Item 4—History and Development.”

“Petrobras Energía Participaciones,” and “PEPSA” refer to Petrobras Energía Participaciones S.A. Prior to July 2003, the corporate name of PEPSA was Pérez Companc S.A.

“Petrobras” refers to Petróleo Brasileiro S.A. – PETROBRAS.

“Argentine pesos”, “pesos” or “Ps.” refer to the currency of the Republic of Argentina.

“U.S. dollars” or “U.S.$” refer to the currency of the United States of America.

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

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

SELECTED FINANCIAL DATA

The financial information set forth below may not contain all of the financial information that you should consider when making an investment decision. This information should be read in conjunction with, and is qualified in its entirety by reference to, the “Risk Factors” included in this Annual Report. See “Item 3—Risk Factors.” You should also carefully read our financial statements and “Item 5. Operating and Financial Review and Prospects” included in this Annual Report for additional financial information about us.

Our consolidated financial statements are prepared in accordance with regulations of the Comisión Nacional de Valores (the Argentine Securities Commission, or “CNV”), and, except for the matters described in Note 3 to our consolidated financial statements, with generally accepted accounting principles in Argentina (as approved by the Professional Council of Economic Sciences of the City of Buenos Aires, or its Spanish acronym “CPCECABA”), or Argentine GAAP. Argentine GAAP differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 21 to our financial statements as of and for the fiscal years ended December 31, 2011, 2010 and 2009 (the “audited consolidated financial statements”) provides a description of the principal differences between Argentine GAAP and U.S. GAAP, and Note 22 provides reconciliation to U.S. GAAP of net income, shareholders’ equity and certain other selected financial data.

Consideration of the effects of inflation. Accounting practices

We maintain our statutory financial records in pesos. In addition, we present our audited consolidated financial statements in constant currency following the restatement method established by Technical Resolution No. 6 of the Argentine Federation of Professional Councils in Economic Science (or its Spanish acronym “FACPCE”) and in accordance with CNV General Resolutions No. 415 and 441.

Under such method, the audited consolidated financial statements reflected the effects of the changes in the purchasing power of the Argentine peso through August 31, 1995. Starting September 1, 1995, under CNV General Resolution No. 272, we interrupted the use of this method and maintained the restatements made through such date.

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

According to inflation data published by the Instituto Nacional de Estadística y Censos (the national statistics and census institute, or “INDEC”), from 2007 to 2011, the Argentine consumer price index increased 8.5%, 7.2%, 7.7%, 10.9% and 9.5%, respectively; and the wholesale price index increased 14.4%, 8.8%, 10.3%, 14.5% and 12.7%, respectively. Notwithstanding the above mentioned, reports published by the International Monetary Fund (the “IMF”) state that their staff is also using alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which have shown inflation rates considerably higher than those issued by the INDEC since 2007. The IMF has called on Argentina to adopt remedial measures to address the quality of official data.

Inflation could also affect the comparability among the different periods presented herein.

Information presented in US GAAP does not include any adjustment to eliminate the effects of inflation required under Argentina GAAP, as they are also permitted by Regulation S-X of the SEC.

Proportional consolidation of companies under which we exercise joint control

In accordance with the procedure set forth in Technical Resolution No. 21 of the FACPCE , we have consolidated our financial statements line by line on a proportional basis with the companies in which we exercise joint control (other than Compañía Inversora en Transmisión Eléctrica Citelec S.A., or “Citelec”, which we sold on July 19, 2007). See “Item 5—Proportional Consolidation and Presentation of Discussion.” In the consolidation of companies over which we exercise joint control, the amount of the investment in the companies under joint control and the interest in their income (loss) and cash flows are replaced by our proportional interest in the subsidiaries assets, liabilities and income (loss) and cash flows. In addition, related party receivables, payables and transactions within the consolidated group and companies under joint control are eliminated on a pro rata basis pursuant to our ownership share in that company.

New accounting standards – Adoption of IFRS for Fiscal year ending December 31, 2012

On December 30, 2009, the CNV issued General Resolution No. 562/09 providing for the application of Technical Resolution No.26 of the FACPCE which adopts, for certain entities admitted to the public offering regime under Law No. 17,811, whether by reason of the public offering of their shares or corporate bonds, or of their having requested authorization to be admitted to the above referenced regime, the international financial reporting standards (“IFRS”) issued by the International Accounting Standards Board (IASB). The Company will be required to adopt such standards as from fiscal year beginning January 1, 2012.

On April 13, 2010, the Company´s board of directors (the “Board of Directors”) approved an implementation plan for adoption of such accounting standards.

In compliance with the requirements of General Resolution No. 562/09, as amended, and after reviewing the Company’s implementation plan in connection with the adoption of IFRS, as of December 31, 2011 the Board has not become aware of circumstances requiring changes to the before mentioned plan or indicating deviation from the established goals and dates.

Pursuant to CNV General Resolution No. 562/09, as supplemented, the Company’s financial statements for fiscal years starting as from January 1, 2012 shall be prepared in accordance with Technical Resolution No. 26 of the FACPCE providing for the adoption of IFRS.

Accordingly, the first annual and interim financial statements to be prepared by the Company in accordance with IFRS will be those for fiscal year ending December 31, 2012 and the three-month period ended March 31, 2012, respectively.

As of the date of this Annual Report, the Company has complied with the specific implementation plan. The effects of adopting IFRS and reconciliation between Argentine GAAP and IFRS are set forth in Note 20 to our audited consolidated financial statements.

Notwithstanding the above mentioned, information presented under IFRS in Note 20 is for illustrative purposes only and subject to change. The amounts under IFRS will only be final when Petrobras Argentina issues its consolidated financial statements for 2012, the year in which it adopts IFRS for the first time in accordance with CNV resolutions.

U.S. GAAP Information

The effects of inflation accounting and the proportional consolidation of Distrilec Inversora S.A. (“Distrilec”) (for all years presented) or Petrobras de Valores Internacional de España S.L. (“PVIE”) (for the years ended December 31, 2007 and 2008 and for the three months ended March 31, 2009), jointly controlled companies under Argentine GAAP, have not been reversed in the reconciliations to U.S. GAAP.

The proportional consolidation of Compañía de Inversiones de Energía S.A. (“CIESA”), for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 under Argentine GAAP, has been reversed in the U.S. GAAP information. This reversal was due to (1) CIESA having negative shareholders’ equity for each of those five years for purposes of U.S. GAAP, and (2) our not having assumed commitments to make capital contributions or to provide financial assistance to CIESA, which caused our interests in CIESA to be valued at zero.

The following tables set forth selected financial data (including data for joint control companies consolidated under the proportional consolidation method), as of and for the years ended December 31, 2011, 2010, 2009, 2008, and 2007.

Petrobras Argentina S.A.—Income Statement Data

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(in millions of pesos, except for per share amounts and number of shares or as otherwise indicated)
Argentine GAAP:
Net sales	14,278	14,442	11,972	15,175	13,458
Cost of sales	(11,025)	(10,806)	(8,858)	(11,000)	(10,111)

Gross profit	3,253	3,636	3,114	4,175	3,347
Administrative and selling expenses	(1,708)	(1,746)	(1,668)	(1,758)	(1,465)
Exploration expenses	(391)	(190)	(336)	(238)	(172)
Other operating expenses, net	(560)	(258)	(192)	(231)	(177)

Operating income	594	1,442	918	1,948	1,533
Equity in earnings of affiliates	223	156	210	305	176
Financial expenses and holding losses, net	(317)	(401)	(701)	(782)	(495)
Other (expenses) income, net	189	(357)	1,288	(117)	139

Income before income tax and minority interest in subsidiaries	689	840	1,715	1,354	1,353
Income tax	7	(201)	(726)	(508)	(503)
Minority interest in subsidiaries	8	(29)	(64)	(70)	(88)

Net income	704	610	925	776	762

Basic/diluted earnings per share	0.697	0.604	0.916	0.769	0.755
Number of shares outstanding (in millions):
Class B	1,010	1,010	1,010	1,010	1,010

U.S. GAAP:
Net sales	12,178	11,036	8,558	10,994	9,469
Operating income (loss)	(196)	420	287	704	64
Income (loss) from continuing operations	(121)	265	(6)	187	(458)
Income (loss) from discontinued operations	71	268	102	247	434
Net income (loss)	(50)	533	96	434	(24)
Basic/diluted net income (loss) per share
Income (loss) from continuing operations	(0.120)	0.262	(0.006)	0.185	(0.453)
Income (loss) from discontinued operations	0.070	0.265	(0.101)	0.245	0.430

Petrobras Argentina S.A.—Balance Sheet Data

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(in millions of pesos, except for per share amounts and number of shares or as otherwise indicated)
Argentine GAAP:
Consolidated Balance Sheet
Assets
Current assets
Cash	247	581	327	492	98
Investments	1,563	2,325	1,243	989	1,094
Trade receivables	2,224	1,824	1,792	1,635	1,605
Other receivables	1,089	1,802	2,467	1,595	2,659
Inventories	1,001	1,099	1,011	1,536	996
Other assets	52	142	269	5	—

Total current assets	6,176	7,773	7,109	6,252	6,452
Non-current assets
Trade receivables	244	230	202	154	228
Other receivables	1,475	446	790	522	657
Inventories	98	81	82	95	100
Investments	3,400	3,351	3,709	3,477	3,270
Property, plant and equipment	10,726	10,789	11,128	12,556	10,609
Other assets	51	89	63	35	41

Total non-current assets	15,994	14,986	15,974	16,839	14,905

Total assets	22,170	22,759	23,083	23,091	21,357

Liabilities
Current liabilities
Accounts payable	1,976	1,926	1,607	1,873	1,728
Short-term debt	856	1,285	2,508	2,445	1,922
Payroll and social security taxes	312	270	260	351	261
Taxes payable	359	503	415	463	280
Reserves	160	162	124	125	124
Other liabilities	1,202	960	575	530	305

Total current liabilities	4,865	5,106	5,489	5,787	4,620
Non-current liabilities
Accounts payable	190	171	161	136	179
Long-term debt	3,137	4,257	4,590	5,152	5,430
Payroll and social security taxes	166	125	111	73	60
Taxes payable	1,066	1,102	1,451	1,501	1,428
Reserves	290	167	136	119	86
Other Liabilities	1,325	868	587	494	307

Total non-current liabilities	6,174	6,690	7,036	7,475	7,490

Total liabilities	11,039	11,796	12,525	13,262	12,110

Minority interest in subsidiaries	760	989	969	882	817
Total Shareholders’ Equity	10,371	9,974	9,589	8,947	8,430

Total liabilities and shareholders’ equity	22,170	22,759	23,083	23,091	21,357

Capital Stock	1,010	1,010	1,010	1,010	1,010

U.S. GAAP:
Total assets	18,687	19,772	20,161	20,502	19,343
Shareholders’ equity	10,033	9,864	9,537	8,886	8,689

EXCHANGE RATES

From April 1, 1991 until the end of 2001, Law No. 23,928 and Decree No. 529/91 (together, the “Convertibility Law”) established a fixed exchange rate under which the Banco Central de la República Argentina (the central bank of Argentina, the “Central Bank”) was obliged to sell U.S. dollars at a fixed rate of one peso per U.S. dollar. On January 6, 2002, the Argentine Congress enacted the Public Emergency and Foreign Exchange System Reform Law No. 25,562 (the “Public Emergency Law”), which suspended certain provisions of the Convertibility Law, including the fixed exchange rate of Ps. 1 to U.S.$1, and granted the Argentine government the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system, pursuant to the Public Emergency Law, the peso was allowed to float freely against other currencies since February 2002.

The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in Argentine pesos per U.S. dollar and not adjusted for inflation. There can be no assurance that the Argentine peso will not depreciate or appreciate again in the future. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	Argentine peso per U.S. dollar
	High	Low	Average (1)	Period-end
Year ended December 31,

2011	4.30	3.97	4.13	4.30
2010	3.99	3.79	3.91	3.98
2009	3.85	3.45	3.73	3.80
2008	3.47	2.98	3.16	3.45
2007	3.18	3.06	3.12	3.15

Month:

April 2012	4.42	4.32	4.36	4.42
March 2012	4.38	4.34	4.36	4.38
February 2012	4.36	4.33	4.35	4.36
January 2012	4.34	4.30	4.32	4.34

(1)	The figures provided represent the average of the exchange rates at the close of trading on each business day during the relevant period.

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

On December 3, 2001, the Argentine government imposed a number of monetary and currency exchange control measures through Decree No. 1,570/01, which included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad without the Central Bank’s prior authorization subject to specific exceptions for transfers related to foreign trade. The Central Bank has gradually eased these restrictions with a view to gradually normalizing the domestic exchange market, and as a result, most restrictions relating to the repayment of foreign creditors and the payment of dividends to foreign shareholders have been lifted. In June 2003 the Argentine government set restrictions on capital flows into Argentina, which mainly consisted of a prohibition against the transfer abroad of any funds until 180 days after their entry into the country.

Furthermore, in June 2005, through Decree No. 616/05, the Argentine government established further restrictions on capital flows into Argentina, including increasing the period that certain incoming funds must remain in Argentina to 365 calendar days and requiring that 30% of such incoming funds be deposited with a bank in Argentina in a non-transferable, non-interest bearing account for 365 calendar days. Export and import financing operations, as well as primary public offerings of corporate bonds listed on self-regulated markets, among others, are exempt from the foregoing provision.

On October 26, 2011, the Argentine government issued Decree No. 1,722/11 providing that all foreign currency revenues obtained from exports made by mining and oil and gas companies must be repatriated and sold within the local foreign exchange market, which is the general regime applicable to revenues generated by Argentine exports. Prior to the issuance of Decree No. 1,722/11, companies engaged in the hydrocarbon exploration and development benefited from a special regime that allowed them to retain overseas up to 70% of the proceeds of certain exports. See “item 3 – Risk Factors—Exchange controls in Argentina may impair our ability to service our foreign currency-denominated debt obligations and pay dividends.”

RISK FACTORS

Factors Relating to Argentina

Political and economic instability in Argentina has affected and may continue to adversely affect our financial condition and results of operations.

We are an Argentine corporation (sociedad anónima). As of December 31, 2011, approximately 84% of our total assets, 94% of our net sales, 87% of our combined crude oil and gas production and 84% of our proved oil and gas reserves were located in Argentina. Fluctuations in the Argentine economy and actions adopted by the Argentine government have had and may continue to have a significant impact on Argentine companies, including us. Specifically, we have been affected and may continue to be affected by inflation, interest rates, the value of the peso against foreign currencies, increasingly burdensome foreign exchange and price controls, regulatory policies, business and tax regulations and in general by the political, social and economic scenario in Argentina and in other countries that may affect Argentina.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation.

During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis. See “Item 4—Business Overview—Our Principal Market.” The crisis had significant and adverse consequences on our company, including (i) losses derived from the effects of the peso devaluation on our affiliates and our affiliates’ net borrowing position, which primarily was denominated in U.S. dollars, (ii) the impairment of the book value of certain gas areas and tax assets due to material changes in the prospects of our operations, (iii) a decrease in U.S. dollar cash flows due to the imposition of export taxes, (iv) limits on the availability in the financial market to renew our short-term lines of credit and the current portion of our medium and long-term financings at maturity and (v) restrictions on our ability to pass through the effects of inflation to the prices of products sold by us in the domestic market. In 2002, we reported a significant net loss and our liquidity was adversely affected. Within this context and in order to secure compliance with our financial commitments, we reduced our investment plan and reached an agreement with our financial creditors and holders of notes to extend the maturity profile of a substantial portion of our debt, at face value. As a result, capital expenditures in 2002, net of divestments, totaled only Ps. 139 million, a relatively low amount compared to our historical average investment.

Following the 2001 crisis, the Argentine economy experienced a strong recovery. During 2008 and 2009, however, the Argentine economy suffered a new deceleration of activity caused by local and external factors, including an extended drought and effects from a global economic crisis. Real Gross Domestic Product (“GDP”) growth recovered in 2010 and 2011, at annual rates of 9% according to the Ministry of Economy and Production (the “Ministry of Economy”). Nevertheless, uncertainty remains as to whether Argentina´s long-term growth will not be adversely affected by continued inflationary pressures, the loss of competitiveness and the lack of a legal framework that is suitable to attract foreign investments.

We cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not adversely affect our financial condition or results of operations, including our ability to pay our debts at maturity or dividends.

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

Our ability to execute and carry out our strategic business plan depends upon our ability to obtain financing at a reasonable cost and on reasonable terms. In recent years, we have regularly obtained financing from the private pension fund system in Argentina, which has been a significant purchaser of our debt and shares. However, in November 2008 the Argentine National Congress passed a law eliminating the private pension system, mandating that funds administered by the private Retirement and Pension Funds Administrators (the “AFJP”), be transferred to a new administrator, the National Social Security Administration (Administración Nacional de la Seguridad Social, the “ANSES”). Because the private pension funds until that moment had been major institutional investors in the Argentine capital markets, the transfer of their assets to a state-run administrator has led to a decline in liquidity in the local capital markets, and may limit the sources of financing for Argentine companies, including us. If we are unable to gain access to international or local financial markets to refinance our indebtedness at reasonable cost and on reasonable terms, we may have to reduce our projected capital expenditures, which, in turn, may negatively affect the implementation of our business plan.

Fluctuations in the value of the peso may adversely affect the Argentine economy, our financial condition and the results of operations.

The value of the peso has fluctuated significantly in the past and may do so in the future. Since the end of the Ps.1.00 to U.S.$1.00 parity in January 2002, the peso has fluctuated significantly in value. As a result, the Central Bank has taken several measures to stabilize the exchange rate. The marked devaluation of the peso in 2002 had a negative impact on the ability of the Argentine government and companies to honor their foreign currency-denominated debt, led to very high inflation initially and had a negative impact on businesses whose success depends on domestic market demand, including public utilities.

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

If the peso devalues significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences to our business. Furthermore, a substantial increase in the value of the peso against the U.S. dollar also presents risks for the Argentine economy since it may lead to a deterioration of the country’s current account balance and the balance of payments.

We are unable to predict the future value of the peso against the U.S. dollar and how any fluctuations may affect the demand of our products and services. Moreover, the Argentine government may introduce regulatory changes that prevent or limit us from offsetting the risk derived from our exposure to the U.S. dollar and, if so, we cannot predict the impact of these changes on our financial condition and results of operations. See “Item 3 – Exchange Rates”

Inflation may escalate and undermine economic growth in Argentina and adversely affect our financial condition and results of operations.

In the past, inflation has undermined the Argentine economy and the government’s ability to stimulate economic growth. During 2002, the Argentine consumers price index increased by 41%, and the wholesale price index increased by 118.2%. This inflation reflected both the effect of the peso devaluation on production costs and a significant change in relative prices, which was partially offset by the elimination of rate adjustments and a strong drop in demand as a result of the recession. According to inflation data published by the National Statistics Institute, in 2003, the rate of inflation decreased significantly, a 3.7% increase in the consumer price index and a 2.0% increase in the wholesale price index.

In addition, according to inflation data published by the INDEC, from 2007 to 2011, the Argentine consumer price index increased 8.5%, 7.2%, 7.7%, 10.9% and 9.5%, respectively; and the wholesale price index increased 14.4%, 8.8%, 10.3%, 14.5% and 12.7%, respectively. Notwithstanding the above mentioned, reports published by the IMF state that their staff is also using alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which have shown inflation rates considerably higher than those issued by the INDEC since 2007. The IMF has called on Argentina to adopt remedial measures to address the quality of official data.

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

After December 2001, the Argentine authorities implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks, the obligation to deposit foreign currency from exports with the Central Bank, restrictions on the transfers of funds abroad as well as restrictions relating to the servicing of foreign debt. The Central Bank has since issued a number of regulations aimed at gradually normalizing the domestic exchange market and, as a result, most restrictions in connection with the repayment of foreign creditors and the payment of dividends to foreign shareholders have been lifted. Nevertheless, certain exchange controls, including those imposed on foreign loans to the Argentine private sector, remain in place, with related requirements concerning the term of such loans, their denomination and transferability. See “Item 3— Exchange Rates—Exchange controls,” and “Item 5—Description of Indebtedness.”

On October 26, 2011, the Argentine government issued Decree No. 1,722/11 providing that all foreign currency revenues obtained from exports made by mining and oil and gas companies must be repatriated and sold within the local foreign exchange market, which is the general regime applicable to export revenues generated by Argentine exports. Prior to the issuance of Decree No. 1,722/11, companies engaged in the hydrocarbon exploration and development benefited from a special regime that allowed them to retain overseas up to 70% of the proceeds of certain exports.

In a further attempt to ease the pressure on the dollar and decrease the outflow of the Central Bank’s foreign currency reserves, through Resolution No. 36,162/11 of the Superintendencia de Seguros de la Nación, dated October 26, 2011, the Argentine government ordered insurance companies to repatriate their foreign investments.

The Argentine government may impose additional exchange controls, which may adversely affect the Company´s ability to pay principal or interest payments on its debt when it becomes due or to pay dividends. See “item 3 – Risk Factors—Exchange controls in Argentina may impair our ability to service our foreign currency-denominated debt obligations and pay dividends,” “Item 3—Exchange Rates—Exchange controls” and “Item 5—Description of Indebtedness.”

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

Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may not be renewed or could be revoked.

The Hydrocarbons Law provides for oil and gas concessions to remain in effect for 25 years as from the date of their award, and further provides for the concession term to be extended for up to 10 additional years, subject to terms and conditions approved by the grantor at the time of the extension. The authority to extend the terms of current and new permits, concessions and contracts has been vested with the government of the province in which the relevant area is located (and the Argentine government in respect of offshore areas beyond 12 nautical miles). In order to be eligible for the extension, any concessionaire and permit holder must have complied with its obligations under the Hydrocarbons Law and the terms of the particular concession or permit, including evidence of payment of taxes and royalties, the supply of the necessary technology, equipment and labor force and compliance with various environmental, investment and development obligations. Under the Hydrocarbons Law, non-compliance with these obligations and standards may also result in the imposition of fines and in the case of material breaches, following the expiration of applicable cure periods, the revocation of the concession or permit. We cannot provide assurances that concessions that have not yet been renewed will be extended or that additional investment, royalty payment or other requirements will not be imposed on us in order to obtain extensions. See “item 4—Business Overview – Oil and Gas Exploration and Production—Statistical Information Relating to Oil and Gas Production.”

On April 4, 2012, the Company received notice of the decision by the government of the Province of Neuquén to terminate the concession for the Veta Escondida area. Within this context, the Company will enforce its rights regarding this reversal by the Province of Neuquén. A number of provincial governments have also recently revoked certain of YPF S.A.´s (“YPF”) concessions for lack of investment.

The termination or revocation of, or failure to obtain the extension of, additional concessions or permits could have a material adverse effect on our business and results of operations. See “Item 4—Regulation of Our Business.”

Our crude oil and natural gas reserves estimates involve some degree of uncertainty which could adversely affect our ability to generate income.

The proved crude oil and natural gas reserves set forth in this Annual Report account for our estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable from known reservoirs under existing economic and operating conditions according to applicable regulations. Our proved developed crude oil and natural gas reserves are those that can be expected to be recovered through existing wells with existing equipment and operating methods. See “Item 4—Oil and Gas Exploration and Production—Reserves.”

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

In recent years, we have experienced a decline in reserves and production, including as a result of the sale of our interest in PVIE, new regulations in Bolivia which prevent us from accounting for reserves (see “Item 4— Business Overview—Reserves—Internal Control over Proved Reserves”) as well as our decision of not to migrate to service contracts for Block 18 and Palo Azul Unified Field in Ecuador. The possibility of replacing our crude oil and gas reserves in the future is dependent on our ability to access new reserves, both through successful exploration and reserve acquisitions. We consider exploration, which carries inherent risks and uncertainties, our main vehicle for future growth and reserves replacement.

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

The Argentine government has intervened in the oil and gas industry in the past, and is likely to continue to intervene.

To address the Argentine crisis of 2001 and 2002, the Argentine Congress enacted the Public Emergency Law and other emergency regulations, some of which continue in effect to date. Some of these regulations introduced a number of material changes to the regulatory framework applicable to the oil and gas industry in Argentina, and to other industries on which the Company´s affiliates are active, like the electricity industry.

As of the date of this Annual Report, the Public Emergency Law is still in effect. In addition, the Argentine government continues to introduce material changes to the regulatory regime applicable to the oil and gas industry, such as the recent revocation of the Petróleo Plus (“Oil Plus”) and Refinación Plus (“Refining Plus”) programs, or the obligation to repatriate and sell in the local market 100% of the foreign currency revenues obtained from oil and gas exports.

On April 16, 2012, the Argentine government, through Decree No. 530/12, removed YPF´s senior officers and empowered a government interventor of YPF for a period of 30 days with immediate effect. On May 3, 2012 the Argentine Congress enacted Law No. 26,741 for the expropriation of 51% of YPF´s Class D shares, out of the shares currently held by Repsol YPF S.A. (Spain), and 51% of Repsol YPF GAS S.A., represented by 60% of its Class A shares then held by Repsol Butano S.A. (Spain). Additionally, Law No. 26,741 declares that hydrocarbons self-sufficiency, as well as their production, industrialization, transport and marketing, are activities of public interest and primary goals of Argentina, empowering the Argentine government to take the necessary measures to achieve such goals.

The Company has a number of areas under concession held jointly with YPF, as well as joint ownership of some affiliates. The Argentine government´s expropriation of a majority of shares in YPF and intervention in YPF´s business could adversely affect our business, financial condition and results of operations.

We cannot assure that these or other measures that may be adopted by the Argentine government will not have a material adverse effect on our business, financial condition or results of operations.

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

Pursuant to SE Resolution No. 1679/04, since December 2004, producers must obtain the approval of the Argentine government prior to exporting crude oil or diesel oil. To obtain this approval, exporters must demonstrate that they have either satisfied local demand requirements or have granted the domestic market the opportunity to acquire oil or diesel oil under terms similar to current domestic market prices and, in the case of diesel oil, they must also demonstrate, if applicable, that commercial terms offered to the domestic market are at least equal to those offered to their own gas station network. Furthermore, in December 2006, pursuant to SE Resolution No. 1338/06, the SE extended these regulations to the export of gasoline, fuel oil and fuel oil mixtures, diesel oil, aero kerosene, jet fuel, lubricants, asphalts, coke and by-products for use in the petrochemical industry. In January 2008 the Argentine government temporarily prohibited the exports of gasoline and diesel oil until the domestic market was fully supplied at the prices in force on October 31, 2007.

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

On March 1, 2002, the Argentine government imposed a withholding tax on exports of hydrocarbons, initially lasting five years. This tax framework has prevented us from benefiting from significant increases in international prices for oil, oil related products and natural gas, hindered us from offsetting sustained increases in costs endemic to the energy industry, and materially affected our competitiveness and results of operations. Effective November 2007, the Ministry of Economy adopted a more onerous method for calculating withholding taxes on exports of crude oil and certain oil by-products. See “Item 5—Factors affecting our consolidated results of operations—Regulations of the Energy Industry in Argentina—Withholding Taxes on Exports.”

We cannot assure you that the Argentine government will reduce current export tax rates or will not increase them further. We cannot predict the impact that any changes may have on our results of operations and financial condition.

Limitations on local pricing in Argentina may adversely affect our results of operations.

In recent years, due to regulatory, economic and government policy factors, our domestic crude oil, gasoline, diesel and other fuel prices have frequently lagged substantially behind prevailing international and regional market prices for such products, and our ability to increase prices has been limited. Likewise, the prices at which we sell natural gas in Argentina (particularly to the residential sector) are subject to government regulations and currently are substantially below regional market prices for natural gas. For additional information on domestic pricing for our products, see “Item 5—Factors Affecting our Consolidated Results of Operations—Regulation of the Energy Industry in Argentina” and “Item 4—Regulation of our Business—Argentine Regulatory Framework.”

We cannot assure you that we will be able to increase the domestic prices of our products, and limitations on our ability to do so will continue to adversely affect our financial condition and results of operations. Similarly, we cannot assure you that hydrocarbon prices in Argentina will track increases or decreases in hydrocarbon prices in the international or regional markets.

Oil and gas prices could affect our level of capital expenditures.

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

The macroeconomic situation of the country after the enactment of the Public Emergency Law impacted the economic and financial condition of utility companies in Argentina. The combined effect of (i) the devaluation of the peso in 2002, (ii) the government decision to freeze rates in pesos without reflecting the impact of the devaluation and (iii) financial debts primarily denominated in foreign currency, adversely affected the financial condition, results of operations and ability to satisfy financial obligations and pay dividends of utility companies. Although some of these utility companies have been successful in restructuring their indebtedness, their return to financial stability and profitability on a long-term basis depends on a successful negotiation of tariff increases with the Argentine government. Our affiliates Edesur S.A. (“EDESUR”) and Transportadora de Gas del Sur S.A. (“TGS”) have engaged in negotiations with the Utilities Contract Renegotiation and Analysis Committee (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos) (“UNIREN”). However, to date, these discussions have not resulted in tariff increases sufficient for our affiliated utility companies to return to financial stability and profitability. See “Item 4—Gas and Energy—Gas Transportation-TGS—Tariff Renegotiation Process” and “Item 4—Gas and Energy— Electricity—Electricity Distribution: EDESUR” and “Item 4—Regulation of Our Business—Argentine Regulatory Framework—Natural Gas and Electricity.”

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

Our operations are concentrated in Latin America, a region that has experienced significant economic, social, political and regulatory volatility. In recent periods, many governments in Latin America have taken steps to assert greater control or increase their share of revenues from the energy sector, spurred by soaring oil and gas prices and nationalist politics. See “Item 4—Regulation of our Businesses—Venezuelan Regulatory Framework—Bolivian Regulatory Framework.”

These risks are evidenced by changes in business conditions that we have experienced in Venezuela, Bolivia and Ecuador. See “Item 5—Factors affecting our Consolidated Results of Operations” See “Item 4—Oil and Gas Exploration and Production—Production—Production Outside Argentina.”

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

In 2008 unionized employees went on strike over salary increases, adversely affecting our operations. In 2008, in the Austral basin in Argentina, the pace of production slowed as a result of the labor strike held by our contractor’s employees throughout May 2008, with an adverse impact on production levels in subsequent months. During 2009, 2010 and 2011, to a lesser extent, gas production in the Austral basin was affected by labor strikes by contractors’ personnel. See “Item 6– Employees.”

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

Risks Relating to Our Shares and ADSs

Our principal shareholders can exercise control over the Company.

As of the date of this Annual Report, Petrobras holds 67.2% of our capital stock and voting rights and ANSES holds approximately 9.8% of our shares and voting rights. Petrobras will be able to determine or influence substantially on all matters requiring approval by a majority of our shareholders, including the election of a majority of our directors. Petrobras will also direct our operations and may be able to cause or prevent a change in our control. See “Item 7—Major Shareholders and Related Party Transactions.”

Restrictions on capital outflows imposed by Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the shares underlying the ADSs.

Argentine law currently permits the government to impose temporary restrictions on capital movements in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. Restrictions on capital outflows imposed by Argentina such as those that existed following the 2001 Argentine crisis could, if reinstated, impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of shares, as the case may be, from pesos into U.S. dollars and the remittance of the U.S. dollars abroad. We cannot assure that the Argentine government will not take such measures in the future.

Under the terms of our deposit agreement with the depositary for the ADSs, the depositary will convert any cash dividend or other cash distribution we pay on the shares underlying the ADSs into U.S. dollars if, in the judgment of the depositary, that can be made on a practicable basis, and shall distribute such U.S. dollars in accordance with the Deposit Agreement subject, in each case, to any restrictions under Argentine laws or regulations or applicable permits issued by an Argentine governmental body. If the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the dividend distribution.

Under Argentine law, shareholder rights may be different from other jurisdictions.

Our corporate affairs are governed by our by-laws and by Argentine Companies Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in other jurisdictions outside Argentina. In addition, rules governing the Argentine securities markets are different and may be subject to different enforcement in Argentina than in other jurisdictions.

Sales of a substantial number of shares could decrease the market prices of our shares and the ADSs.

Petrobras owns shares representing a significant majority of our capital stock. Sales of a substantial number of shares or ADSs by Petrobras, ANSES, or any other future significant shareholder, or the anticipation of such sales, could decrease the trading price of our shares and ADSs.

You may be unable to exercise preemptive, accretion or other rights with respect to the shares underlying your ADSs.

You may not be able to exercise the preemptive or accretion rights relating to the shares underlying your ADSs (see “Item 10. Additional Information—Preemptive Rights”) unless a registration statement under the U.S. Securities Act of 1933 (the “Securities Act”) is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, you may receive only the net proceeds from the sale of your preemptive rights by the depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse. As a result, U.S. holders of shares or ADSs may suffer dilution of their interest in our company upon future capital increases.

In addition, under the Argentine Companies Law, foreign companies that own shares in an Argentine corporation are required to register with the Inspección General de Justicia (Superintendency of Legal Entities, the “IGJ”) in order to exercise certain shareholder rights, including voting rights. If you own our shares directly (rather than in the form of ADSs) and you are a non-Argentine company and you fail to register with IGJ, your ability to exercise your rights as a holder of our shares may be limited.

You may be unable to exercise voting rights with respect to the shares underlying your ADSs at our shareholders’ meetings.

The depositary will be treated by us for all purposes as the shareholder with respect to the shares underlying your ADSs. As a holder of ADRs representing the ADSs being held by the depositary in your name, you will not have direct shareholder rights and may exercise voting rights with respect to the shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are no provisions under Argentine law or under our by-laws that limit the exercise by ADS holders of their voting rights through the depositary with respect to the underlying shares. However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. ADS holders may be unable to exercise voting rights with respect to the shares underlying the ADSs as a result of these practical limitations.

Shareholders outside Argentina may face additional investment risk from currency exchange rate fluctuations in connection with their holding of our shares or ADSs.

We are an Argentine company and any future payments of dividends on our shares will be denominated in pesos. The peso has historically fluctuated significantly against many major world currencies, including the U.S. dollar. A depreciation of the peso would likely adversely affect the U.S. dollar or other currency equivalent of any dividends paid on our shares and could result in a decline in the value of our shares and ADSs as measured in U.S. dollars.

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

We are an integrated energy company, engaged in oil and gas exploration and production, refining, petrochemicals, electricity generation, transmission and distribution and hydrocarbon marketing and transportation. As of December 31, 2011, we maintain operations primarily in Argentina, and to a lesser extent in Bolivia, Ecuador, Mexico and Venezuela. Our operations are currently divided into four business segments that are in turn supported by corporate functions. The four business units are: (1) Oil and Gas Exploration and Production, (2) Gas and Energy, (3) Refining and Distribution, and (4) Petrochemicals.

PESA was founded in 1946 under the name “Compañía Naviera Pérez Companc” as a shipping company by the Pérez Companc family. In the mid-1950’s, the Company began its forestry operations when it acquired an important forestry area in northeastern Argentina. In the 1960s, it began servicing oil wells; over time, its maritime operations were gradually discontinued and replaced by oil-related activities.

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

PESA has in the past conducted operations in other industries, including construction, real estate, telecommunications, mining and agriculture. Beginning in 1997, and through successive divestments, PESA restructured its business strategy with a focus on the energy sector in Argentina. As a result of these divestitures and the development of our energy businesses, PESA has become a vertically-integrated energy company whose operations are mainly located in Argentina.

Corporate reorganization of PESA and PEPSA

On September 2, 2008, the board of directors of each of PESA and PEPSA approved a preliminary agreement for the merger of both companies through the absorption of PEPSA by PESA. The effective merger date was set at January 1, 2009. As of that date all assets, liabilities, rights and obligations of the absorbed company were incorporated into Petrobras Energía. Immediately following the merger, Petrobras continued holding 67.2% of the outstanding shares of Petrobras Energía.

On January 30, 2009, the special shareholders’ meetings of PESA and PEPSA approved the merger of both companies, pursuant to which PEPSA was merged and absorbed into PESA, as surviving company. The board of directors of each of PESA and PEPSA approved the merger agreement between the two companies on April 14, 2009. This reorganization was authorized by Resolution No. 16,131 and subsequently registered with the IGJ.

As a result of this corporate reorganization, shareholders of PEPSA received shares of PESA (in the United States, in the form of ADSs), and the ADSs of PEPSA were removed from listing on the NYSE and from registration with the SEC. Immediately subsequent to this exchange of shares, ADSs, each representing 10 Class B shares of PESA, were listed and began trading on the NYSE.

Change of corporate name

On March 27, 2009, the general regular and special shareholders’ meeting of PESA approved the change of the Company’s corporate name to Petrobras Argentina S.A., which became effective on July 19, 2010, CNV notified PESA of the registration of the change of its corporate name with the IGJ.

Capital Expenditures and Divestitures

For a description of our capital expenditures see “Item 5—Liquidity and Capital Resources.”

For a description of our most significant divestitures see “Item 5—Factors Affecting Our Consolidated Results of Operations—Operations in Ecuador—Sale of Petrobras Argentina’s Interest in PVIE—Sale of the fertilizers business—Divestment of Innova—Divestment of the San Lorenzo refinery and other assets associated with the Refining and Distribution business segment.”

BUSINESS OVERVIEW

Our Strategy

Our long-term strategy is to grow as an integrated energy company in Argentina, while being a leader in profitability as well as social and environmental responsibility.

The main points of this strategy are:

•	Setting our focus on our Argentine operations.

•	Increasing oil and gas reserves and maintaining production levels through profitable operations with a commitment to social and environmental responsibility.

•	Seeking profitability in the downstream business in Argentina, through a balanced crude production – refining – logistics – distribution chain.

•	Generating energy solutions through the development of businesses in the Gas and Energy segment.

•	Maintaining our position in styrenics markets.

•	Maintaining financial solvency, while pursuing operating and management efficiency and the development of human resources.

In order to fulfill this strategy, we consider the following to be essential:

•	A commitment to protecting the quality of our goods and services, the environment and the health and safety of our employees, contractors and neighboring communities.

•	Adoption of, and compliance with, corporate governance practices in line with recognized best practices.

•	Maintenance of a management style that favors communication and teamwork, fostered by the value of the people that work in our organization.

•	Developing new business opportunities in order to maximize potential synergies and capitalize on complementary business opportunities with Petrobras.

We currently manage our activities, with the support of a corporate center, in four business segments: (1) Oil and Gas Exploration and Production, (2) Gas and Energy, (3) Refining and Distribution, and (4) Petrochemicals.

Our Principal Market

PESA is an Argentine sociedad anónima. As of December 31, 2011, approximately 84% of total assets, 94% of net sales, 87% of combined crude oil and gas production and 84% of proved oil and gas reserves were located in Argentina. Fluctuations in the Argentine economy and actions adopted by the Argentine government have had and may continue to have a significant effect on Argentine private sector entities, including us. Specifically, we have been affected and may be affected by inflation, interest rates, the value of the peso against foreign currencies, price and export controls on oil and oil by-products, business regulations, fluctuations in tax regulations and in general by the political, social and economic environment affecting Argentina and other countries. See “Item 3—Risk Factors—Factors Relating to Argentina.”

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

Partly due to the convertibility model, in 1998 the Argentine economy entered a recession period, hitting its lowest point in December 2001, which resulted in a massive withdrawal of deposits and capital outflow. In light of the situation, following a 10% decrease of GDP, the Argentine government implemented a number of monetary and exchange control measures, which proved to be insufficient and caused a sharp rise in social discontent. This triggered a political, social and economic crisis.

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

•	Pesification of, and elimination of indexing clauses for utility rates, fixing those rates in pesos at the Ps. 1=U.S.$1 exchange rate; and

•	Implementation of taxes on hydrocarbon exports and certain related oil products, among others.

In 2002, commercial and financial activities were virtually paralyzed, further aggravating the economic recession which resulted in a 10.9% decline in GDP. Within this context, the peso devalued 238% against the U.S. dollar and wholesale inflation grew 118.2%. Towards the end of 2002, the Argentine government implemented different measures aimed at stimulating the economy and eliminating certain restrictions to gradually normalize the foreign exchange market and the commercial and financial flow of foreign currency.

During the years that followed the 2001 crisis, the activity level exhibited an accelerated recovery, taking advantage of existing idle capacity, a high real exchange rate and increased international prices for commodities. During this period, inflation remained stable and there was an excess supply of U.S. dollars, supported by a significant trade surplus. The Central Bank sought to prevent the nominal appreciation of the Argentine peso by purchasing foreign currency, increasing its international reserves.

During that period, the Argentine government maintained a surplus in its public accounts. In 2005, the government was able to restructure the debt in default with 76% of creditors accepting the government’s exchange proposal, with reductions in principal amount, term extensions and reductions in interest rates. Early in 2006, Argentina prepaid the debt outstanding with the IMF (around U.S.$10 billion) using freely available Central Bank reserves. Between 2004 and 2008, Argentina recorded primary budget surpluses in excess of 3% at national levels.

The primary surplus fell to 1.5% in 2009, to 1.7% in 2010 and 0.3% in 2011, according to the Ministry of Economy.

The annual consumer price index, according to the INDEC, increased by 7.2% in 2008, 7.7% in 2009, 10.9% in 2010 and 9.5% in 2011. Notwithstanding the above mentioned, reports published by the IMF state that their staff is also using alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which have shown inflation rates considerably higher than those issued by the INDEC since 2007. The IMF has called on Argentina to adopt remedial measures to address the quality of official data.

During 2008, unlike previous years and despite the benefit of record commodity prices, the foreign currency supply did not show a surplus, reserves at the Central Bank stagnated and the nominal exchange rate showed a depreciation, triggered by capital outflows. Within this context, and with the combined effect of an international context affected by the financial crisis and reduced domestic growth, the government was unable to raise sufficient voluntary funds to make its foreign debt payments and had to resort mostly to intra-public sector financing. Consequently, the country-risk exhibited a clear upward trend, which was exacerbated as from September 2008 and reached approximately 1,800 basis points. By the end of 2008, Congress passed a bill that eliminated the private pension system and provided for a return to the public pension regime. This allowed the government to have additional funds available in the short term.

In 2009, the Argentine economy was affected by a serious drought that negatively impacted harvests, together with lower commodity prices and reduced external demand resulting from the global crisis. In this context, industrial production suffered a deeper impact than non-industrial activities. In addition, salaries increased less in real peso terms than in previous years.

The Argentine trade balance surplus increased to over U.S.$16 billion in 2009, compared to U.S.$12 billion in 2008 and U.S.$11 billion in 2007, as a result of imports contracting more rapidly than exports. Exports were mainly affected by fewer sales of commodities due to the drought. In spite of this significant trade surplus, the reserves at the Central Bank ended the year at levels similar to those recorded by the end of 2008. Private foreign currency demand was very high during the first part of the year, but then dropped progressively as a result of a more favorable domestic and overseas macro-economic trends. The peso-dollar exchange rate was consistent with this evolution, having a higher depreciation rate at the beginning of the year and a more stable behavior in the last months of the period. The exchange rate closed the year at Ps. 3.80 = U.S.$1.00 (a 10% depreciation), with an average of Ps. 3.73 = U.S.$1.00 in the twelve-month period.

The public sector had a primary surplus in 2009, though lower than 2008, with increases in pension contributions resulting from the nationalization of the private pension system in November 2008 and the application of the capital expansion of the IMF, but decreases in other income, mainly taxes and export duties, because of the weaknesses in the economy and lower international commodity prices. By the end of 2009, the Argentine government announced a second exchange offer to holders of its pre-2001 bonds that had not been restructured in 2005, and its intentions to renegotiate its debt with the Paris Club, which remained in default.

The Argentine economy recovered in the second half of 2009, resulting in a GDP increase of 0.9% for the year ended December 31, 2009, according to the INDEC.

Central Bank reserves increased by over U.S.$4.0 billion in 2010 to approximately U.S.$52.1 billion at the end of 2010, in spite of withdrawal of reserves to support payments to sovereign multilateral lenders and bondholders. For 2011, Congress has passed legislation allowing the government to access up to an additional U.S.$7.5 billion of the Central Bank’s international reserves for the same purpose.

In May 2010, the Argentine government made a third exchange offer to holders of its pre-2001 bonds that did not participate in the 2005 restructuring, amounting to U.S.$18.7 billion. The acceptance rate for the exchange was above 60% of the overall amount.

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

The increased economic activity during 2010 boosted imports by more than 40%, resulting in a trade balance surplus reduction only partially offset by an increase of approximately 20% in exports as a consequence of the good harvest and strong prices.

In 2011, the Argentine economy continued growing. The strong increase in public expenditure and credit facilities and a good harvest with high international prices impacted positively on internal demand. Financial intermediation, trade and investment in construction were some of the most dynamic sectors. This increase in activity levels resulted in a strong increase of imports (approximately 30%) which was partially offset by a 25% increase in exports; thus, the trade balance recorded a U.S.$10.3 billion surplus for the year. In terms of trade balance, energy imports grew during 2011, which resulted in a negative energy trade balance of U.S.$2.9 billion.

Despite the trade surplus, foreign exchange supply was reduced on account of a lower inflow of funds from loans and direct foreign investments and, primarily, due to increasing capital outflows as a consequence of the portfolio dollarization. The Argentine government continued using free available reserves to pay foreign debt and the Central Bank’s reserves dropped by 5.8 billion, to approximately U.S.$46.3 billion. Within this context, the exchange rate averaged Ps. 4.13 per U.S.$1,00 and closed the year at Ps. 4.30 = U.S.$1,00, 8% higher compared to the previous year-end. Interest rates showed a significant increase, especially during the last quarter. Finally, the country risk reached an annual average of 676 basis points but with a strong growth as from August, reaching 927 basis points (EMBI+) as of December 31, 2011.

Presidential elections held on October 23, 2011 resulted in the reelection of President Cristina Fernández de Kirchner, with 54% of votes cast.

According to INDEC, 6.7% of the active population was unemployed in the 4th quarter of 2011, compared to 7.3% and 8.4% in 2010 and 2009, respectively.

During 2011, Argentine crude oil production from all basins dropped by an average of 8%, while overall Argentine natural gas production declined 3%, with a dissimilar performance in the different basins. The Austral and Cuyana basins showed gas production improvements in contrast with the decreased recorded in San Jorge and Neuquén basins. Domestic supply of natural gas was supplemented by LNG (liquefied natural gas) imports at regasification centers in Bahía Blanca and Escobar, and natural gas imports from Bolivia.

Demand for gasoline grew an average of 12% (accumulated to November 30 compared to same period of previous year) and diesel oil demand increased only 3% during 2011, with premium products grew at higher rates.

Electricity demand, in turn, increased approximately 5.7% from January to November 2011 compared to the same period of 2010.

On March 22, 2012, the Argentine Congress enacted Law No. 26,739, which amended the charter of the Central Bank and the Convertibility Law. This new law amended the objectives of the Central Bank (established in its charter) and removed certain provisions previously in force. Pursuant to the terms of the new law, the Central Bank will focus on promoting monetary and financial stability as well as development with social equity. In addition, the so called “freely available reserves” were eliminated, granting the Argentine government access to additional reserves to pay debt.

Also, the Argentine government has recently stepped up its pressure on importers to curtail access to the foreign exchange markets. In this regard, effective February 1, 2012, it has introduced new requirements for the import of goods in an effort to reduce imports and improve trade surplus.

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

As of December 31, 2011, we participated in oil and gas exploration and production activities in Argentina and in other Latin American countries, including Venezuela (through our equity interest in mixed-ownership companies), and Bolivia. In addition, we act as a contractor and provide technical and operating support in Mexico.

As of December 31, 2011, our combined crude oil and natural gas proved reserves, including our share of the reserves of our unconsolidated investees, were estimated at 223 million barrels of oil equivalent (“MMboe”), approximately 56% of which were proved developed reserves and approximately 44% of which were proved undeveloped reserves. Crude oil accounted for approximately 41% of our combined proved reserves, while natural gas accounted for about 59%. As of December 31, 2011, 84% of our total combined proved reserves were located in Argentina and 16% were located abroad.

During 2011, our combined oil and gas production in Argentina averaged 85,800 barrels of oil equivalent per day, including unconsolidated investees. Our total oil and gas production for this period, including our share in the production of unconsolidated investees, averaged 98,800 barrels of oil equivalent per day. Crude oil accounted for approximately 48,600 barrels per day, while natural gas accounted for approximately 301.2 million cubic feet per day (“MMcf/d”). Approximately 82% of our oil production and 92% of our gas production during 2011 was derived from our operations in Argentina.

Integration with our Refining and Distribution business segment enables us to process a large part of our crude oil production in Argentina. The Genelba thermal power plant (“Genelba”), allows us to use approximately 100 million cubic feet of natural gas per day and Genelba Plus (as defined below), placed contiguous to Genelba, uses 37 million cubic feet of natural gas per day, 50% of the natural gas, come from our own production. In addition, in Argentina our Oil and Gas Exploration and Production business segment supplies gas to our Petrochemical and Refining operations.

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

As of December 31, 2011, we had interests in thirty nine blocks: twenty-three oil and gas production blocks (eighteen in Argentina and five outside Argentina) and sixteen exploration blocks located within exploration areas or pending authorization for production (all of them located in Argentina). We were directly or indirectly the contractual operator of twenty-two of the thirty nine blocks in which we had an interest.

On April 4, 2012, the Company received notice of the decision of the government of the Province of Neuquén to terminate the concession for the Veta Escondida area. The Company considers that it has at all times complied with all licensee requirements and that, in its opinion, the exploration and production agreement is still in force, within the framework of its concession and renegotiation rights, pursuant to the agreements signed with the Province of Neuquén under a memorandum of agreement dated December 10, 2008, ratified by the provincial government, which is scheduled to terminate in 2027. Within this context, the Company will enforce its rights regarding this reversal by the Province of Neuquén. See “Item 3–Risk Factors–Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may not be renewed or could be revoked.”

As of December 31, 2011, our total gross and net productive wells were as follows:

	Oil	Gas	Total
Gross productive wells (1)	3,260	360	3,620
Net productive wells (2)	1,675	250	1,925

(1)	Refers to number of wells completed.
(2)	Refers to fractional ownership working interest in gross wells.

As of December 31, 2011, our total production and exploration acreage, both gross and net, was as follows:

	Average
	Production (1)		Exploration (2)
	Gross	Net (3)	Gross		Net (3)
	(in thousands of acres)
Argentina	4,124	2,600	16,328	(4)	5,413	(5)
Venezuela	485	125	—		—
Bolivia	56	56	—		—

Total	4,665	2,781	16,328		5,413

(1)	Includes all areas in which we produce commercial quantities of oil and gas or areas in the development stage.
(2)	Includes all areas in which we are allowed to perform exploration activities but where commercial quantities of oil and gas are not produced or areas that are not in the development stage.
(3)	Represents our fractional ownership working interest in the gross acreage.
(4)	Includes 14.3 million exploration acres in offshore areas.
(5)	Includes 4.1 million exploration acres in offshore areas.

The following table sets forth the number of total wells we drilled in Argentina and outside Argentina and the results for the relevant periods. A development well, for purposes of the following table, is one that justifies the installation of permanent equipment for the production of oil or gas. A well is deemed to be a dry well if it is determined to be incapable of commercial production. “Gross wells drilled” in the table below refers to the number of wells completed during each fiscal year, regardless of the spud date, and “net wells drilled” relates to our fractional ownership working interest in wells drilled. This table includes wells drilled by our consolidated subsidiaries, companies under joint control and unconsolidated investees.

	Year ended December 31,
	2011			2010			2009
	Argentina	Venezuela	Rest of Latin- America	Argentina	Venezuela	Rest of Latin- America	Argentina	Venezuela	Rest of Latin- America
Gross wells drilled:
Production:
Development wells:
Oil	95	12	—	87	14	—	86	21	—
Gas	14	—	—	7	—	—	6	—	1
Dry wells	—	1	—	—	—	—	—	—	—

Total	109	13	—	94	14	—	92	21	1

Exploration:
Exploratory wells:
Oil	3	—	—	2	—	—	1	—	—
Gas	—	—	—	—	—	—	—	—	—
Dry wells	2	—	—	3	—	—	6	—	—

Total	5	—	—	5	—	—	7	—	—

Net wells drilled:
Production:
Productive wells:
Oil	55	3	—	53	4	—	51	6	—
Gas	10	—	—	5	—	—	4	—	1
Dry wells	—	—	—	—	—	—	—	—	—

Total	65	3	—	58	4	—	55	6	1

Exploration:
Discovery wells:
Oil	1	—	—	2	—	—	—	—	—
Gas	—	—	—	—	—	—	—	—	—
Dry wells	1	—	—	2	—	—	2	—	—

Total	2	—	—	4	—	—	2	—	—

Production

Argentine Oil and Gas Production

Rights to develop oil and gas fields in Argentina are granted through concessions and exploration permits. Concessions are generally granted for periods of 25 years and are typically renewable for a maximum term of ten years, and permits are generally granted for initial periods of four years. Concessionaires in Argentina are entitled to gross proceeds from production sales. All permanent fixtures, materials and equipment are under the control of the concessionaire, although they revert to the Argentine government at the end of the concession. Royalties based on production are paid to the respective Argentine provinces. According to the Hydrocarbons Law, royalties equivalent to 12% of the wellhead price of crude oil and natural gas are paid in Argentina. The wellhead price is calculated by deducting freight and other sales related expenses from the sale prices obtained from transactions with third parties.

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

As of December 31, 2011, we owned 18 concessions in oil and gas production areas in Argentina. Our production is concentrated in four basins: the Neuquén, Austral, San Jorge and Noroeste basins. In the Neuquén basin—the most important basin in Argentina in terms of oil and gas production—we own approximately 589,000 net acres. Our most important fields in the Neuquén basin are Puesto Hernández, 25 de Mayo-Medanito S.E., El Mangrullo and Sierra Chata. In the Austral basin, we own approximately 1,910,000 net acres, with Santa Cruz I and Santa Cruz II being our main concessions. As of December 31, 2011, we had 3,234 productive wells in Argentina.

For the year 2011, our average daily production was 39,863 barrels of crude oil and 275.8 million cubic feet of natural gas, representing a reduction of 0.3% and 0.4%, respectively, compared to 2010, due mainly to the fact that our production activities in Argentina are performed in mature fields undergoing capital-intensive secondary recovery operations.

During the fiscal year ended December 31, 2011, according to the SE, oil production in Argentina declined to an average of 572,440 barrels per day, a slight decrease (6%) compared to 2010. Gas production decreased by 2% to a value of 4.5 billions of cubic feet. Our oil and gas production accounted for approximately 7% and 6% of total oil and gas production in Argentina, respectively, and positioned us as the third in oil production and fourth in gas production in the country.

In 2011, we carried out investment plans aligned with our reserve replacement and production goals, as a mean to achieve sustainable growth. Our capital expenditures included the drilling of 58 producing wells, repairing of 105 producing wells, mainly in the Neuquén basin, the expansion of secondary recovery projects and surface facilities in several areas in which we operate. In the Austral basin, during 2011 we completed construction of a new crude oil treatment plant in the Estancia Agua Fresca area, which doubled our crude oil processing capacity in that area.

Production Outside Argentina

As of December 31, 2011, 16% of our combined proved reserves were located outside Argentina. In addition, as of December 31, 2011, approximately 17.9% of our oil production and 8.4% of our gas production came from outside Argentina. As of that date, we had working interests in five oil and gas production blocks outside Argentina: Oritupano Leona, La Concepción, Acema and Mata (through direct and indirect equity interest in mixed-ownership companies, including Petroritupano S.A., Petroven-Bras S.A., Petrowayú S.A. and Petrokariña S.A.) in Venezuela and Colpa Caranda in Bolivia.

During the second quarter of 2010, the Tibú consortium, of which PESA was a party, officially communicated to Ecopetrol, the Colombian state-owned company, its decision to discontinue its operations in the Tibú field in the Catatumbo basin, given the poor results obtained from exploratory and evaluation works performed in the field, which was the only asset held by PESA in Colombia. In 2010, our net daily production in Colombia was 100 barrels of oil equivalent.

In April 2009, we sold our 60% remaining equity interest in PVIE, a holding company whose main asset through its 99.79% interest in Petrobras Energía Perú S.A.’s capital stock, was Lote X, to Petrobras International Braspetro BV (PIB BV). See “Item 5—Factors affecting our Consolidated Results of Operations—Sale of Petrobras Argentina’s Interest in PVIE.”

Venezuela

During 2011, oil and gas production attributable to operations in Venezuela averaged 8,300 barrels of oil equivalent per day, representing 8.4% of our daily production and an increase of 1.8% compared to 2010. Our four areas in Venezuela, operated by mixed-ownership companies, had an aggregate of 325 productive wells.

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

In 2008, the Venezuelan government enacted the “Law of Special Contribution to Extraordinary Prices at the Hydrocarbons International Market”, introducing a special tax payable by companies exporting or transporting liquid hydrocarbons and oil by-products outside Venezuela, to be applied when the average price of the basket of Venezuelan liquid hydrocarbons exceeded U.S.$70 per barrel.

In 2011, the abovementioned law was replaced, creating two special contributions, one for extraordinary prices and another for exorbitant prices, to be applied to the difference between the price set forth by the Venezuelan national budget and the monthly average of international prices of the basket of Venezuelan liquid hydrocarbons. These special contributions are recorded by mixed-ownership companies as selling expenses in their financial statements and negatively impact such mixed ownership companies´ earnings.

In 2011, PESA received Ps. 327 million as dividends from its equity interest in Petrowayú S.A. and Petroritupano S.A.

Bolivia

In 2011, our net daily production in Bolivia under the economic method was 4,600 barrels of oil equivalent or 4.7% of our total production. Of this amount, 22 MMcf/d correspond to gas production and 946 barrels of oil per day to liquid hydrocarbons, including liquefied petroleum gas (“LPG”).

As of December 31, 2011, we held a 100% interest in the Colpa Caranda Block in Bolivia. The Colpa Caranda Block covers approximately 56,000 net acres located in the Sub Andina Central basin and has sixty producing wells.

These fields, which originally exported gas to Argentina, currently deliver gas primarily to the Santa Cruz-São Paulo pipeline that transports gas to Brazil.

As of December 31, 2008, estimated proved oil and gas reserves attributable to operations in Bolivia amounted to 23 MMboe. However, on January 25, 2009, Bolivia adopted a new constitution that prohibits private ownership of the country’s oil and gas resources. In light of the new constitution, we were required to write off all of our proved reserves in Bolivia at the end of 2009. We continue to report production from our operations in Bolivia under our existing contracts in that country.

We have operated the Colpa Caranda Block in Bolivia since 1989. Under a contract signed with the Bolivian national oil company, Yacimientos Petroliferos Fiscales Bolivianos (“YPFB”), in October 2006, we currently perform exploration and production activities at our own risk and for our own account in the Colpa Caranda Block, but on behalf and in the name of YPFB. The agreement was approved on April 23, 2007 and became effective on May 2, 2007. Under this agreement, YPFB owns the hydrocarbons and pays royalties, direct interest and direct tax on hydrocarbons, which in the aggregate amount to 50% of the production valued on the basis of sales prices discounted for costs of transport through pipelines from Colpa field to Brazil. Of the remaining amounts, 80% is used to pay for operating services provided by us, including depreciation. Any remainder is shared between YPFB and us on the basis of an index calculated based on production volumes, depreciation rates, prices and taxes paid, among other items.

Ecuador

On October 31, 2008, EcuadorTLC S.A., Teikoku Oil Ecuador and Petroecuador, among others, executed a series of amendatory agreements regulating the operation of Block 18 and Palo Azul (the “Amendatory Agreements”), while the parties negotiated the migration to a new contract modality.

On July 26, 2010, the amendment to the Hydrocarbon Law in force was approved by operation of law, which provided for, among other things, the obligation to migrate to a new contract modality before November 24, 2010.

As a result of the negotiation process mentioned above, the Company decided not to accept the final proposal received from the Ecuadorian government to migrate to Service Agreements in Block 18 and Palo Azul Unified Field. Consequently, through Resolution dated November 25, 2010 the Hydrocarbon Secretary notified EcuadorTLC S.A. the termination of participation agreements and instructed Petroamazonas EP to undertake the operational transition process. Until November 25, 2010, our oil production in Ecuador averaged 2,300 barrels per day, accounting for 2.3% of our total average daily production in barrels of oil equivalent.

Section 9 of the Amendatory Agreements provides that the Ecuadorian government must compensate the terminated parties in an amount equivalent to unamortized investments adjusted by a variable rate and provides for a period of time for the Ecuadorian government and the terminated parties to work out the details of the termination payment.

On March 18, 2011, the Hydrocarbon Secretary issued Official Notice No. 626 to inform the Company that it was analyzing and structuring a new regulatory framework to determine a settlement price for the termination, to be applied instead of the provisions of the Amendatory Agreements. On April 11, 2011, the Company filed an answer to Official Notice No. 626 rejecting the terms thereof and claiming that these did not comply with the conditions set forth in the Amendatory Agreements by the parties concerned; which conditions may not be unilaterally modified. In this respect, the Company informed the Hydrocarbon Secretary that it would continue to seek compliance with the terms of the Amendatory Agreements.

In the absence of further action by the Ecuadorian government, on December 9, 2011, Petrobras Argentina sent a notice to the Ecuadorian government informing the existence of a dispute under the terms of the Treaty for the Promotion and Reciprocal Protection of Investments previously entered into between Argentina and Ecuador. Under the Treaty, this implies the opening of a negotiation period prior to possible arbitration to seek enforcement of the provisions of the Amendatory Agreements.

As of December 31, 2011 we recorded an allowance of Ps. 143 million to write down the other non-current receivables to the best estimate of the amount receivable under the Amendatory Agreements for the variable rate adjustment. The recognition of this impairment cannot be deemed as a waiver of the Company’s right to receive the compensation provided for in the Amendatory Agreements.

As of the date of this Annual Report, the Company has taken all the necessary procedural steps to sustain its rights to receive from the Ecuadorian government the compensation provided for in the Amendatory Agreements.

We maintain a presence in Ecuador, through our equity share in Oleoducto de Crudos Pesados S.A. (“OCP”).

Ship or Pay Obligations with OCP

The Company entered into a “Ship or Pay” agreement with OCP, whereby it secured an oil transportation capacity of 80,000 barrels per day for a 15-year term, starting November 10, 2003.

Under this agreement, the Company must comply with its contractual obligations for the aggregate committed capacity, regardless of the amount of crude oil actually transported, and pay a rate that covers OCP´s operating costs and financial services, among other items.

While the Amendatory Agreements remained in force, transportation capacity costs invoiced by OCP were charged to expenses on a monthly basis. Costs related to the crude oil volume actually transported were charged to “Administrative and selling expenses”, while the portion related to the unused committed transportation capacity, was shown under “Other operating expenses.”

The Company is entitled to sell transportation capacity through OCP´s pipeline to mitigate the negative effect resulting from excess contracted capacity. In this respect, the Company periodically negotiates the sale of committed transportation capacity. On December 31, 2008, the Company and Petroecuador entered into an agreement under which, as from January 1, 2009, the parties agreed that transportation of crude oil through OCP´s pipeline will be charged by Petroecuador to the transportation capacity committed under the agreement entered into between the Company and OCP, up to a maximum of 70,000 barrels per day. In addition, the Company sold transportation capacity for approximately 8,000 oil barrels per day to third parties for the July 2004-January 2012 period. In October 2008, 40% of the net contractual commitment was assumed by Teikoku Oil Ecuador, as consideration for the assignment to the Company of a 40% interest in Block 18 and Palo Azul.

Upon termination of the operations in Block 18, EcuadorTLC recognized liabilities amounting to Ps 342 million as of December 31, 2010 for contract termination costs that will continue to be incurred under the agreement entered into with OCP for the expected loss on the net transportation capacity committed. As of December 31, 2011, related current and non current liabilities amount to Ps. 83 million and Ps. 273 million respectively. The obligations associated with the Ship or Pay contract expire on 2018.

Statistical Information Relating to Oil and Gas Production

The following table sets forth our oil and gas production during 2011. Production figures represent our working interest in production (and are therefore net to us). In addition, the table includes our working interest in each field, the number of producing wells and the expiration date of the concessions, in each case as of December 31, 2011. Although some of these concessions may be extended at their expiration, the expiration dates set forth below do not include any extensions.

			2011 Production		Oil and Gas
Production Areas	Location	Basin	Oil (1)	Gas (2)	Wells	Interest		Expiration
Argentina:
25 de Mayo – Medanito S.E.	La Pampa and Río Negro	Neuquén	3,966	3,620	637	100.00%		2016
El Mangrullo	Neuquén	Neuquén	27	16,628	12	100.00%		2025
Jagüel de los Machos	Río Negro and La Pampa	Neuquén	2,099	2,969	177	100.00%		2015
Puesto Hernández	Mendoza and Neuquén	Neuquén	1,897	—	703	38.45%		2016
Bajada del Palo	Neuquén	Neuquén	223	284	55	17.9	%(6)	2025
Santa Cruz II	Santa Cruz	Austral	650	3,557	76	100.00%		2017/2028
Río Neuquén	Río Negro and Neuquén	Neuquén	373	9,494	124	100.00%		2017/2027
Entre Lomas	Río Negro and Neuquén	Neuquén	719	1,070	493	17.9	%(6)	2016/2026
Aguada de la Arena	Neuquén	Neuquén	56	6,108	13	80.00%		2036
Santa Cruz I .	Santa Cruz	Austral	1,239	41,006	111	71.00%		2017/2035
Sierra Chata	Neuquén	Neuquén	55	10,972	60	45.55%		2023
Atuel Norte	Mendoza	Neuquén	3	—	6	33.33	%(6)	2015
La Tapera – Puesto Quiroga	Chubut	San Jorge	72	—	—	35.67	%(6)	2017
El Tordillo	Chubut	San Jorge	2,407	—	679	35.67	%(6)	2017
Aguaragüe	Salta	Noroeste	95	4,247	38	15.00	%(6)	2017/2023
Estancia Agua Fresca	Santa Cruz	Austral	512	408	12	50.00%		2034
Gobernador Ayala	Mendoza	Neuquén	102	—	27	22.51	%(6)		(3)
Charco del Palenque	Río Negro	Neuquén	55	299	11	17.90	%(6)	2038

Total Argentina			14,550	100. 662	3,234

Outside Argentina:
Colpa Caranda (4)	Bolivia	Sub Andina	345	7,996	61	100.00%		2029
Oritupano Leona (5)	Venezuela	Oriental	1,705	—	187	22.00	%(6)	2025
Acema (5)	Venezuela	Oriental	99	497	17	34.49	%(6)	2025
La Concepción (5)	Venezuela	Lago Maracaibo	836	708	85	36.00	%(6)	2025
Mata (5)	Venezuela	Oriental	191	85	36	34.49	%(6)	2025
Total Outside Argentina			3,176	9,286	386

Total			17,726	109, 948	3,620

(1)	In thousands of barrels.
(2)	In millions of cubic feet.
(3)	We have filed an application for an extension with respect to this field, which is still pending approval.
(4)	Production from Colpa Caranda block was calculated using the “economic method.”
(5)	Indirect interests through mixed-ownership companies.
(6)	Areas operated by third parties.

The following table sets forth our average daily production of oil, including other liquid hydrocarbons, for the fiscal years ended December 31, 2011, 2010 and 2009. This table includes our net share of production of consolidated subsidiaries, companies under joint control and unconsolidated investees.

	Year ended December 31,
	2011	2010	2009
	(average barrels per day)
Argentina	39,863	40,003	42,389
Venezuela	7,756	7,545	9,282
Rest of Latin-America	946	3,468	7,801

Total	48,565	51,016	59,472

The following table sets forth our average daily gas production for the fiscal years ended December 31, 2011, 2010 and 2009. This table includes our net share of production of consolidated subsidiaries, companies under joint control and unconsolidated investees.

	Year ended December 31,
	2011	2010	2009
	(average thousand cubic feet per day)
Argentina	275,786	276,805	304,444
Venezuela	3,534	4,236	5,756
Rest of Latin-America	21,906	26,146	33,442

Total	301,226	307,187	343,642

The following table sets forth the average sales price per barrel of oil and per thousand cubic feet of gas for each geographic area for the fiscal years ended December 31, 2011, 2010 and 2009, of our consolidated subsidiaries, companies under joint control and unconsolidated investees.

	Year ended December 31,
	2011	2010	2009
Argentina:
Oil (in pesos per barrel of oil equivalent)	240.1	190.3	149.7
Gas (in pesos per thousand cubic feet)	7.3	6.2	5.7

Venezuela(1) :
Oil (in pesos per barrel of oil equivalent)	369.2	274.6	206.5

Rest of Latin-America(2):
Oil (in pesos per barrel of oil equivalent)	79.7	243.8	175.8
Gas (in pesos per thousand cubic feet)	30.6	23.2	17.4

(1)	Figures are translated into Argentine pesos at historic exchange rates, calculated as the average of rates for each year.
(2)	Figures are translated into Argentine pesos at historic exchange rates, calculated as the average of monthly average exchange rates for each year.

The following table sets forth our average operating cost, royalties and depreciation cost of oil and gas fields in each geographic area for the fiscal years ended December 31, 2011, 2010 and 2009. This table includes our net share of production of our consolidated subsidiaries, companies under joint control and unconsolidated investees.

	Year ended December 31,
	2011	2010	2009
	(in pesos per barrel of oil equivalent)
Argentina:
Operating cost	43.57	31.81	24.16
Royalties	18.45	14.56	11.82
Depreciation	31.91	26.51	26.00

Total	93.93	72.88	61.98

Venezuela(1) :
Operating cost	60.16	59.37	21.11
Royalties	92.71	85.16	58.32
Depreciation	39.18	41.31	42.78

Total	192.05	185.84	122.21

Rest of Latin-America(2):
Operating cost	21.57	23.38	16.82
Royalties	—	22.05	15.08
Depreciation	11.62	10.30	10.34

Total	33.19	55.73	42.24

(1)	Figures are translated into Argentine pesos at historic exchange rates, calculated as the average of rates for each year.
(2)	Figures are translated into Argentine pesos at historic exchange rates, calculated as the average of monthly average exchange rates for each year.

Exploration

Our strategy is focused on constantly searching for new exploration opportunities aligned with our growth targets. In exploring Argentina’s offshore areas, we use the expertise and know-how of Petrobras, a world leader in offshore exploration and a pioneer in deep and ultra deep-water activities.

The following table lists exploration areas in Argentina as of December 31, 2011, the location and basin of each area, our net working interest and the expiration date for the exploration authorization.

	Location	Basin	Interest		Expiration
Argentina:
Glencross	Santa Cruz	Austral	87.00%		2033
Estancia Chiripá	Santa Cruz	Austral	87.00%		2033
Agua Amarga	Rio Negro	Neuquén	17.90	%(2)	2017
Parva Negra	Neuquén	Neuquén	100.00%		(1)
Cerro Hamaca Norte	Mendoza	Neuquén	39.64	% (2)	(1)
Puesto Oliverio	Santa Cruz	Austral	50.00%		(1)
El Campamento	Santa Cruz	Austral	50.00%		(1)
El Cerrito Oeste	Santa Cruz	Austral	50.00%		(1)
Chirete	Salta	Noroeste	100.00%		2014
Rio Colorado	Salta	Noroeste	30.00	%(2)	2014
Enarsa 1	Continental Shelf	Offshore Argentina	25.00	%(2)	2020
Enarsa 3	Continental Shelf	Offshore Argentina	35.00%		2020
Río Atuel	Mendoza	Neuquén	33.33	%(2)(3)	2015
Borde del Limay	Neuquén	Neuquén	85.00	%(3)	2015
Los Vértices	Neuquén	Neuquén	85.00	%(3)	2015
Veta Escondida(4) and Rincón de Aranda	Neuquén	Neuquén	55.00%		2027

(1)	We have filed an application for a production concession with respect to this field, which is still pending approval as of the date of this Annual Report.
(2)	Areas operated by third parties.
(3)	Exploration permits obtained in 2009.
(4)	Veta Escondida concession has been revoked on April 4, 2012. See “Our Oil and Gas Exploration and Production Interests.”

Exploration in Argentina

As of December 31, 2011, we held interests in approximately 16,328,000 gross exploration acres in Argentina, of which 14,300,000 were located in offshore areas.

In 2011, we drilled four onshore exploration wells: three in the Neuquén basin and one in the Noroeste basin. Two of them were productive wells, while the well drilled in the Noroeste basin is in the evaluation phase since it showed gas and oil during drilling activities. In addition, during 2011 we continued with geological and geophysical studies and exploration activities in the Enarsa 1 and Enarsa 3 blocks.

In 2008, we entered into a joint venture agreement with YPF, which acted as operator, in CGSJ Marina-1 block in Golfo San Jorge basin, Argentina, with a 33% working interest. In accordance with the exploratory plan, four wells were drilled. The first was drilled in 2008, and the other three were drilled during 2009. These wells were later abandoned because of unfavorable results and the block was returned.

In 2008, we entered into a joint venture agreement for the exploration of the CAA-40 and CAA-46 blocks in the offshore Malvinas basin. We hold a 33% interest in this consortium, and the other parties are YPF (33.5%), which is the operator, and Pan American Energy LLC (“Pan American”) (33.5%). During 2011, Malvinas x-1 was drilled, and the well was later abandoned following unfavorable results. On December 28, 2011, YPF, Pan American and PESA relinquished 100% of the CAA-40 block while PESA and Pan American also relinquished their respective interests in the CAA-46 block, both in the offshore Malvinas basin.

In 2009 we obtained the concession of three blocks in the Neuquén basin: Río Atuel, Los Vértices and Borde del Limay, which involve 3-year investment commitments for the exploratory stage, in the case of the Rio Atuel block, and 4-year investment commitments for the exploratory stage in the case of the other two blocks. As of December 31, 2011, we maintained investment commitments for approximately U.S.$9 million, which mainly include the execution of seismic surveys and exploratory wells perforation.

The Río Atuel block has a total area of 2,000 km2 and is located in the province of Mendoza. We hold a 33.33% interest in this consortium and the other parties are Tecpetrol, which is the operator, and Petrolera El Trébol, both holding a 33.33% interest. Borde del Limay and Los Vértices blocks, which have a total area of 368 km2 and 59 km2, respectively, where we will act as operator, are located in the province of Neuquén. In 2011, we conducted 3D seismic surveys over 4502 km at the Rio Atuel, Borde Limay and Los Vértices blocks.

Reserves

We believe our estimates of remaining proved recoverable oil and gas reserve volumes to be reasonable. Pursuant to Rule 4-10 of Regulation S-X, promulgated by the SEC, proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs, under existing economic and operating conditions, i.e., prices and cost at the date of estimation. DeGolyer and MacNaughton audited approximately 73% of our estimated reserves as of December 31, 2011. The reserves not audited by DeGolyer and MacNaughton are in areas where we do not act as operator. The audit covered 100% of the estimated reserves located in areas operated by us. DeGolyer and MacNaughton concluded that the proved oil and natural gas reserve volumes covered by the audit are reasonable and that reserve estimates have been prepared in accordance with Rule 4-10 of Regulation S-X and in accordance with oil and gas reserve disclosure provisions of the ASC 932 of the FASB Accounting Standards Codification (ASC) relating to extractive activities – Oil and Gas (formerly FASB Statement of Financial Accounting Standards No. 69 – Disclosures about Oil and Gas Producing Activities). We resolved all questions that arose during the course of the audit process to the auditor’s satisfaction. See the reserves audit report by DeGolyer and MacNaughton, dated January 13, 2012, as Exhibit 4.8 to this Annual Report.

As of December 31, 2011, 2010 and 2009, 73%, 71% and 70% respectively, of our estimated reserves were audited by DeGolyer and MacNaughton.

Internal Control over Proved Reserves

The reserves estimation process begins with an initial evaluation of our assets by geophysicists, geologists and engineers. A Reserves Coordinator (Coordinador de Reservas or “RC”) safeguards the integrity and objectivity of our reserves estimates by supervising and providing technical support to technical teams who are responsible for preparing the reserves estimates. Our technical teams have degrees in geophysics, geology, petroleum engineering and accounting and are trained internally in reserves estimates seminars. The RC is responsible for consolidating and auditing the reserves estimation process in compliance with the SEC reserve guidelines. The technical officer primarily responsible for overseeing the preparation of our reserves is a member of the SPE (Society of Petroleum Engineers), with 22 years of experience in exploration and production activities and has been with PESA for 22 years. Our reserves estimates are approved by the Oil and Gas Exploration and Production Director and submitted to our Executive Committee.

Most of the reserve estimates related to areas in which we do not act as operator were prepared by the operators and subsequently reviewed by our petroleum engineers before making the assessment of our proved reserves. The reported hydrocarbon reserves were estimated based on professional, geological and engineering judgment and on information supplied by us prior to January 13, 2012. Thus they are subject to revisions, upward or downward, as a result of future operations or as additional information becomes available. DeGolyer and MacNaughton’s audit examination included those tests and procedures considered necessary by them in view of the circumstances prevailing in each case. These tests and procedures included a review of the appropriateness of the methodologies employed by us in estimating reserves, the adequacy and quality of the data obtained and used by us in estimating reserves, the scope and completeness of the process used by us in estimating reserves and our classification of reserves in accordance with relevant definitions and guidance, as well as an economic test of the proved developed and total proved categories of reserves for each audited property.

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

As of December 31, 2011, our liquid hydrocarbon and natural gas proved developed and undeveloped reserves amounted to 223 MMboe (92.2 MMboe and 784.5 billion cubic feet of natural gas), representing a 10% decline compared to proved reserves as of December 31, 2010 (a decline of 14% and 7% for liquid hydrocarbons and natural gas, respectively). During 2011, our fields located in Argentina accounted extensions and discoveries for 13.5 MMboe. In addition, a downward revision of 4.5 MMboe was attributable, to a greater-than-expected decline in our reserves from mixed-ownership companies in Venezuela.

Liquid hydrocarbons and natural gas accounted for 41% and 59%, respectively, of our total proved reserves as of December 31, 2011. Approximately 16% of our total proved reserves are located outside Argentina.

As of December 31, 2011, proved developed reserves of crude oil equivalent represented 56.1% of our total proved reserves of crude oil equivalent.

As of December 2011, we had proved reserves equal to seven years of production at 2011 volumes.

The following table sets forth the estimated net proved developed and undeveloped reserves of crude oil and natural gas by country as of December 31, 2011, for our consolidated subsidiaries, joint controlled affiliates and unconsolidated investees.

	Reserves as of December 31, 2011
Reserves category	Oil (mmbbl)	Natural gas (bncf)
PROVED
Developed	62	378
Argentina	45	358
Venezuela	17	20

PROVED
Undeveloped	30	406
Argentina	18	383
Venezuela	12	23

Total proved reserves (developed and undeveloped)	92	784

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

The table below sets forth, by geographic area, total proved reserves and proved developed reserves of crude oil, condensate and natural gas liquids and reserves of natural gas at the indicated dates. This table includes our net share of the proved reserves of our consolidated subsidiaries, companies under joint control and unconsolidated investees. Our net share of the proved reserves of our unconsolidated investees represented 19% of our total proved reserves as of December 31, 2011.

	Crude oil, condensate and natural gas liquids				Natural gas
	Argentina	Venezuela	Rest of Latin- America	Total	Argentina	Venezuela	Rest of Latin- America	Total	Combined
	(in thousands of barrels)				(in millions of cubic feet)				(in millions of barrels of oil equivalent)
Total proved developed and undeveloped reserves as of December 31, 2009	85,111	39,824	6,784	131,719	888,337	63,123	1,018	952,478	290.4
Proved developed reserves as of December 31, 2009	63,623	22,228	4,668	90,519	450,296	32,462	1,017	483,775	171.1
Increase (decrease) originated in:
Revisions of previous estimates	(2,240)	(3,630)	—	(5,870)	(15,666)	(1,856)	—	(17,522)	(8.8)
Improved recovery	104	—	—	104	4,685	—	—	4,685	0.9
Extensions and discoveries	6,018	—	31	6,049	7,213	—	—	7,213	7.3
Purchase of proved reserves in place	—	—	—	—	—	—	—	—	—
Divestment/ Sale of proved reserves in place	(10)	—	(5,935)	(5,945)	—	—	(1,018)	(1,018)	(6.1)
Year’s production (1)	(14,601)	(2,755)	(880)	(18,236)	(101,034)	(1,546)	—	(102,580)	(35.3)
Total proved developed and undeveloped reserves as of December 31, 2010	74,382	33,439	—	107,821	783,535	59,721	—	843,256	248.4
Proved developed reserves as of December 31, 2010	52,499	18,739	—	71,238	399,567	25,076	—	424,643	142.0
Increase (decrease) originated in:
Revisions of previous estimates	162	(1,070)	—	(908)	(6,565)	(14,979)	—	(21,544)	(4.5)
Improved recovery	6	—	—	6	8	—	—	8	0
Extensions and discoveries	2,695	—	—	2,695	64,763	—	—	64,763	13.5
Purchase of proved reserves in place	—	—	—	—	—	—	—	—	—
Divestment/ Sale of proved reserves in place	—	—	—	—	—	—	—	—	—
Year’s production (1)	(14,550)	(2,831)	—	(17,381)	(100,662)	(1,290)	—	(101,952)	(34.4)
Total proved developed and undeveloped reserves as of December 31, 2011	62,696	29,537	—	92,233	741,079	43,452	—	784,531	223
Proved developed reserves as of December 31, 2011	44,782	17,484	—	62,266	358,027	20,179	—	378,206	125.3

(1)	Without considering Bolivia’s production. As from 2009, following approval of a new constitution in Bolivia, the power to book and record reserves was exclusively vested in the Bolivian state. As a result, in 2009 we reduced our reserves by the barrels of oil equivalent attributable to reserves in Bolivia. However, this reduction in reserves does not imply changes in the economic value of our assets.

The information as from January 1, 2009 is presented in accordance with the new reserve estimation and disclosure rules, which may not be applied retrospectively. The decrease in reserves shown in the table above as of December 31, 2009 is mainly due to the sale of our equity interest in PVIE, a holding company owning a 99.79% interest in Petrobras Energía Perú S.A.

The following table sets forth the breakdown of our total proved reserves of liquid hydrocarbons and natural gas into proved developed and undeveloped reserves as of December 31, 2011, 2010 and 2009.

	2011		2010		2009
	Millions of barrels of oil equivalent	% of total proved reserves	Millions of barrels of oil equivalent	% of total proved reserves	Millions of barrels of oil equivalent	% of total proved reserves
Proved developed reserves	125.3	56.19%	142.0	57.18%	171.1	58.9%
Proved undeveloped reserves	97.7	43.81%	106.4	42.82%	119.3	41.1%

Total Proved Reserves	223.0	100%	248.4	100%	290.4	100%

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

As of December 31, 2011, 56% of our proved reserves were developed, while 44% were undeveloped. Proved developed reserves were 125.3 million of barrels of oil equivalent. During 2011 we invested U.S.$194 million to convert approximately 10.0 million of barrels of proved undeveloped reserves to proved developed reserves.

As of December 31, 2011, proved undeveloped reserves were 97.7 MMboe, 93% of which the Company plans to put into production through activities to be implemented over the next five years. 7% of these reserves will be developed over periods exceeding five years. These reserves are located in gas fields where the activity has been scheduled to maintain production levels in accordance with contracts and installed facilities.

We have a total of 17.9 million of barrels of oil equivalent of proved undeveloped reserves that have been booked for more than 5 years: 8.9 MMboe in Argentina due to reserves mainly located in gas fields where the activity has been scheduled to maintain production levels in accordance with contracts and installed facilities and 8.9 MMBoe in Venezuela due to changes in development plans after the operation was transferred to mixed-ownership in 2006. See “Oil and Gas Exploration and Production – Production – Production outside Argentina – Venezuela.”

We prioritize the development of new business opportunities associated to non-conventional gas reserves in Argentina. During 2011, we drilled three new wells in El Mangrullo area and two wells in Río Neuquén area aimed at developing non-conventional gas reserves of the Mulichinco Reservoir and Punta Rosada Reservoir, respectively See “Oil and Gas Exploration and Production —Production—Argentine Production” Gas produced in Río Neuquén is tight gas. In December the SE approved sale of such tight gas under the Gas Plus program.

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

We replace our reserves through the acquisition of new producing fields, new exploration of existing fields, exploration of new fields and by “proving up” reserves in existing fields. “Proving up” is the process by which additional reserves classified as “probable and possible reserves” in a producing field are accessed and reclassified as “proved reserves.” We prove up reserves with reservoir management techniques by implementing waterflood and enhanced oil recovery projects. Reservoir management techniques currently used include water injection and drilling of horizontal wells, including producing and injection wells. In addition, technologies such as 3D seismic process, horizontal and step out wells, underbalance drilling and reservoir numerical stimulation are also used.

Sales

The following table sets forth sales for the Oil and Gas Exploration and Production business segment (including consolidated subsidiaries and companies under joint control), by geographical area for fiscal years ended December 31, 2011, 2010 and 2009:

	Year ended December 31,
	2011	2010	2009
	(in millions of pesos )
Argentina	3,984	3,269	2,773
Outside Argentina	160	392	544

Total	4,144	3,661	3,317

This increase in sales during 2011 was mainly due to higher prices during 2011. See “Item 5 – Operating and Financial Review and Prospects – Analysis of Operating Results by Business Segment.”

Petrolera Entre Lomas S.A. (“PELSA”)

We hold a 19.21% interest in PELSA, which takes part in oil and gas exploration and production activities in Argentina. PELSA’s other shareholders are Petrobras Participaciones S.L. (“PPSL”) and APCO Oil and Gas International Inc. Sucursal Argentina (“APCO”).

As of December 31, 2011, PELSA owned three concessions in oil and gas production areas in Argentina, of which the Entre Lomas field (in the Provinces of Neuquén and Río Negro) is the most important. PELSA holds a 73.15% interest in the Entre Lomas field, APCO holds 23% and we hold a 3.85% stake. In 2011, PELSA’s average daily production was 11,200 barrels of crude oil (including LPG) and 18.5 million cubic feet of natural gas. PELSA’s proved reserves in Argentina as of December 31, 2011 were 20 million barrels of crude oil and 44 billion cubic feet of natural gas.

During 2011, Petrobras Argentina received dividends totaling Ps. 25 million in connection with its interest in PELSA.

OCP

The Ecuadorian government awarded OCP the construction and operation for a 20-year term of the 503 km-long pipeline that runs from the northeastern region of Ecuador to the Balao distribution terminal on the Pacific Ocean coast. As of December 31, 2011, we held an 11.42% interest in OCP. OCP’s other shareholders are Andes Petroleum, Ecuador Ltd., Perenco Ecuador Limited, Occidental del Ecuador Inc.,, Repsol-YPF Ecuador S.A. and AGIP Oleoducto de Crudos Pesados B.V. .

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

During 2011, Petrobras Argentina received dividends totaling Ps. 3 million in connection with its interest in OCP.

For a more detailed discussion see “Oil and Gas Exploration and Production – Production – Production outside Argentina – Ecuador.”

Oleoductos del Valle S.A. (“Oldelval”)

As of December 31, 2011, we hold a 23.1% interest in Oldelval, which is the concessionaire of the transportation of crude oil through a 888 km-long oil pipeline between the Neuquén basin and Puerto Rosales (located in the Province of Buenos Aires). Oldelval operates trunk oil pipelines, providing access to the Allen – Puerto Rosales pipeline, with 1,706 km of installed piping . The concession has a 35-year term starting in 1993, with an option to extend it for ten years. Oldelval’s other shareholders are YPF, Chevron Argentina S.R.L., Pluspetrol S.A., Pan American Energy Ibérica S.L. and Tecpetrol S.A.

The Allen—Puerto Rosales pipeline has a transportation capacity of approximately 220,000 barrels per day, with one million barrels of storage capacity.

During 2011, oil volumes transported by Oldelval from Allen to Puerto Rosales totaled 57.9 million barrels, a 9.8% drop when compared to 2010, mainly due to a decrease in production of the Neuquén basin. This fall was offset by a 15% tariff increase approved by the SE in April 2011.

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

REFINING AND DISTRIBUTION

Our presence in the Refining and Distribution business is a further step towards the vertical integration of our operations and enables us to capitalize on our hydrocarbon reserves. Refining and distribution operations are a necessary link in the business value chain, starting with crude oil and gas exploration and production and ending with customer service at the gas station network and the supply of petrochemical products.

As of December 31, 2011, our Refining and Distribution operations were based in Argentina where we operate a refinery and a network of 278 gas stations. Our refinery is located in Bahía Blanca (Province of Buenos Aires). In addition, we have a 28.5% interest in Refinería del Norte S.A. (“Refinor”).

Our main strategy in the Refining and Distribution segment is to seek profitability through a balanced crude oil refining, logistics and commercial chain.

On May 2, 2011, we transferred our San Lorenzo refinery, its loading and unloading facilities and the associated fuel sales network to Oil Combustibles S.A. (“Oil Combustibles”), following an agreement for the sale of such assets approved by the Board of Directors on May 4, 2010. This transaction was in line with our strategy to assess our business and asset portfolio structure on an ongoing basis with a view to identifying opportunities to maximize the value of the whole Company. As of the date of this Annual Report, the transaction remains subject to approval by the Comisión Nacional de Defensa de la Competencia (the Argentine Antitrust Commission or “CNDC”).

The Refining and Distribution Business in Argentina

In 2011, gasoline and diesel oil sales volumes in the Argentine fuel market totaled 21 million cubic meters, a 6% increase compared to 2010. According to the SE, diesel oil sales volumes in the domestic market increased 3% to 14 million cubic meters as a consequence of an increase in demand from the agricultural and industrial sectors.

According to the SE, the gasoline market grew by 12.5% during 2011, with sales volumes totaling 7 million cubic meters. This rise was mainly attributable to a strong increase in automobile sales during 2010 and 2011.

The compressed natural gas (“CNG”) market totaled 2.8 million cubic meters, a 3% increase compared to 2010.

Refining Division

As of December 31, 2011, the Company had a total refining capacity of 30,500 barrels of oil per day, in the Ricardo Eliçabe refinery.

Prior to the sale of our San Lorenzo refinery on May 2, 2011, our aggregate refining capacity totaled 78,930 barrels per day, including 48,430 barrels per day from the San Lorenzo refinery. Processed crude oil volumes at the refineries totaled 54,900 barrels per day up to May 1, 2011, 57,200 barrels per day in 2010 and 51,900 barrels per day in 2009.

Ricardo Eliçabe Refinery

The Ricardo Eliçabe refinery is located in the city of Bahía Blanca, in the Province of Buenos Aires, a strategic location for the reception of crude oil coming through an oil pipeline from the Neuquén basin, other Argentine crude oils coming by sea from the Golfo San Jorge or Santa Cruz Sur basins, and for imports from international markets. With a crude processing capacity of approximately 30,500 barrels per day, this refinery produces a wide variety of products: regular gasoline, premium gasoline and ultra high octane gasoline (Podium), diesel oil, fuel oil, asphalts and liquefied gases (propane and butane).

The refinery also produces intermediate fuel oil mixes used as fuel in vessels, raw materials for solvents and varieties for the petrochemical industry. The refinery has a storage capacity of 585,000 barrels of heavy products and 625,000 barrels of light products.

During 2011, the refinery processed an average of 26,948 barrels of oil per day.

Dock Sud Plant

The Dock Sud plant, located in the province of Buenos Aires, close to the city of Buenos Aires, has a total storage capacity of approximately 1,195,000 barrels of heavy and light products. This plant is connected to the Oiltanking Ebytem terminal in the city of Bahía Blanca through a pipeline.

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

Sale of the San Lorenzo refinery, related facilities and sales network

On May 4, 2010, the Board of Directors approved the terms and conditions of the agreement for the sale to Oil Combustibles of the San Lorenzo refinery, including loading and unloading facilities and the associated fuel sales network composed of 345 points of sale and the related customer relationships. The total sale price was U.S.$102 million, including inventories amounting to approximately U.S.$60 million.

The assets were transferred to Oil Combustibles on May 2, 2011. The transaction remains subject to approval by the CNDC.

These assets were classified as “Assets held for sale” in 2010, and measured at net realizable value. The transaction resulted in a loss of Ps. 209 million that was recognized in earnings during 2010.

Refining Investment Plans

In 2011, the Company continued with the implementation of its Refining Quality Adjustment Project in Bahía Blanca. This Project involves the construction of a diesel oil and gasoline hydrotreatment plant to meet fuel quality specifications set by Argentine law in terms of sulphur contents. As of the date of this Annual Report, the Company is taking bids for the construction of facilities for receipt and delivery of fuels to port, both in Bahía Blanca and Dock Sud. Bidding phase is scheduled to be completed later in 2012.

Investments made during 2011 necessary to formulate and deliver gasoline with bioethanol content from our Ricardo Eliçabe refinery were completed in January 2012.

The Company continued to invest in its “New Asphalt Qualities” project, which is part of its Refining and Distribution business segment. In December 2010 we completed retrofitting works which, as from March 2011, allowed us to produce 50/60 quality asphalt. In a second stage, during 2011 and the first quarter of 2012 the Company added a 1.6 million cubic meters tank, new pumps and associated piping.

During 2011, we also continued with the replacement of ducts for light products (gasoline and diesel oil) and also built new ducts in certain of our facilities. In Bahía Blanca, we replaced pipelines between the refinery and Puerto Galván, and built up new pipelines through flammable posts 1 and 2 of the Bahía Blanca port.

Distribution Division

As of December 31, 2011 our commercial network of gas stations and wholesale customers allowed us to deliver products and services to a number of regions in Argentina. In recent years, our strategy has been to optimize our customer portfolio, adapt its size to our production capacity, and streamline distribution processes.

As of December 31, 2011, we had a network of 278 gas stations located throughout Argentina, of which 264 bear the “Petrobras” brand and 25 “Spacio 1” convenience stores.

During 2011, we relaunched the “Controlled Quality” program to ensure product quality standards. Gas stations meeting the required standards now have a certificate that should be displayed in a place clearly visible to customers. In case these standards are not met, we adopt corrective measures.

In addition, during 2011, we continued with the Challenge Program aimed at developing the brand and increasing brand value through standardization of the customer service model in our gas stations, including “mistery shopper” visits and other related competitiveness-oriented works.

PESA’s points of sale (gas stations) in Argentina as of December 31, 2011 were as follows:

As of December 31, 2011
Owned (1)	82
Franchised (2)	196

Total	278

(1)	Owned or controlled by PESA under long-term commercial contracts or other types of contractual relationships that secure a long-term direct influence over such points of sale.
(2)	The term “franchised” is used to refer to gas stations owned by third parties with whom PESA has signed a franchise agreement that provides PESA with the right (i) to become the gas stations’ exclusive supplier and (ii) to brand the gas station with its corporate image. Current laws establish that the term of such contracts should be 5 years for existing stations and 8 years for newly constructed stations.

PESA sells fuels in Argentina under the Petrobras and other brand names. Distribution as of December 31, 2011 was broken down as follows:

Gas Stations

As of December 31, 2011
Petrobras-branded	264
Other brands	14

Total	278

Our liquid fuels domestic sales totaled 1.6 million cubic meters during 2011, compared to 2.2 million cubic meters in 2010, due to the sale of part of our network to Oil Combustibles. As a result, our market share in 2011 was 7.6%, compared to 11.1% in 2010, ranking us fourth in the Argentine market.

Out of 1.6 million cubic meters of total liquid fuels sold in 2011, 1.0 million cubic meters were diesel oil, a 38% decrease when compared to 2010. Gasoline sales, in turn, totaled 0.6 million cubic meters, similar to figures reached in 2010. In addition, annual sales of premium gasoline totaled 0.09 million cubic meters, with a 5.4% market share.

Our distribution business is also significantly focused on lubricants. We aim at consolidating the Lubrax brand in Argentina through the development of exclusive lubricant customers, the leverage of combined sales with liquid fuels and promotions at retail outlets.

In 2011, Lubrax sales in the Argentine market totaled 24,488 cubic meters, a 7.4% increase when compared to 2010. Our share in the lubricants market in 2011 was 8.1%, compared to 7.7 % in 2010.

In addition, in 2011, we implemented promotional actions that also helped to revitalize our Lubrax brand and increase sales. These actions involved the design of new logos and containers, the change in the name of some products and retrofitting works at our Avellaneda production facilities, sales force training and advertising campaigns, among others.

We also sell petroleum products to the industrial, construction and marine markets. Products sold in these markets include marine fuels and lubricants, asphalts and other products that are beyond governmental price stabilization policies. Our strategy is to consolidate our presence in these markets to maximize profits. In 2011, we sold 162,000 tons of Intermediate Fuel Oil (“IFO”) bunker, used in ships. In addition, we sold 43,000 cubic meters of marine diesel oil representing a 16% market share in 2011.

In 2011, the Company started manufacturing and selling 50/60 quality asphalt at our Ricardo Eliçabe refinery (previously produced only at San Lorenzo refinery). In addition to the increase in 70/100 quality asphalt sales, this new activity resulted in a 72% rise in sales at Bahía Blanca refinery when compared to 2010.

In 2011, we sold 114,000 tons of asphalt, representing a 23% market share.

The following table shows production and sales for our consolidated Refining and Distribution segment for the fiscal years ended December 31, 2011, 2010 and 2009:

	Year Ended December 31,
	2011	2010	2009
Average crude oil processed per day (barrels)	54,900	57,200	51,900

Production (thousands of tons):
Virgin naphtha	378	700	737
Diesel oil	691	1,098	999
Other products	700	1,001	978

Sales (in thousands of m3):
Crude oil	480	226	226
Gasoline	856	783	764
Diesel oil	1,272	1,714	1,704
Fuel oil/ IFOS	406	687	594
Paraffins	224	214	324
Others	417	539	516

Sales (in millions of pesos):
Argentina	7,043	6,457	4,675
Outside Argentina	890	888	953

Total sales (in millions of pesos)	7,933	7,345	5,628

Refinor

We have a 28.5% interest in Refinor, whose other shareholders are YPF (50%) and Pluspetrol S.A. (21.5%). Refinor is engaged in crude refining, natural gas processing, product transportation, marketing and sales. See “Item 3-Risk Factors-The Argentine government has intervened in the oil and gas industry in the past, and is likely to continue to intervene.”

Refinor owns the only refinery in the northern region of Argentina, which is located in Campo Durán, Province of Salta. Refinor’s refining capacity is approximately 26,400 barrels of oil per day and its natural gas processing capacity is 20.4 million cubic meters of gas per day (“MMm3/d”).

Refinor owns and operates the following processing plants: an atmospheric distillation unit (topping), a vacuum distillation unit, a gasoline hydro-treatment unit, a catalytic reformer plant, two turboexpander and fractioning plants for LPG production, as well as a plant for the production of auxiliary services (industrial water, steam, electricity, compressed air) used in the different processing plants.

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

As of December 31, 2011, Refinor has a commercial network of 69 gas stations located in the Provinces of Salta, Tucumán, Jujuy, Córdoba, Santiago del Estero, La Rioja, Catamarca and Chaco. Through these gas stations, Refinor sells a high performance fuel line: Refinor 97 (97 octane), High grade (95 octane), Regular (85 octane) and Eco Diesel.

In 2011, daily average volumes of crude processed totaled 10,709 barrels per day, a 13.8% decline compared to 2010 due to reduced crude oil availability in the Northwestern basin. Sales volumes totaled 759,000 cubic meters per year, a 12.2% decrease compared to 2010, 479,000 cubic meters of which were directed to the domestic market and 280,000 cubic meters of which were directed to export markets. During 2011, Refinor had a market share of approximately 23% and 21% in the motor gasoline and diesel oil markets, respectively, in the Northwestern region of Argentina. Considering the size of its gas station network, Refinor remains the company with the second highest number of retail outlets and sales volumes in the Northwestern region of Argentina.

In 2011, Refinor processed an average of 17.1 million cubic meters of gas per day, a 10% increase when compared to 2010. During 2011 Refinor produced 356,400 tons of LPG, of which 54,700 tons were produced under façon agreements. Refinor´s own LPG production during 2011 was 302,000 tons, up from 265,000 tons in 2010, mainly as a result of a fire occurred at the gas processing plant in June 2010 which affected productions levels between June and September 2010.

Sales of LPG totaled approximately 285,000 tons during the year, a 19% increase when compared to 2010.

The following table sets forth Refinor’s production and sales for fiscal years ended December 31, 2011, 2010 and 2009:

	Year ended December 31,
	2011	2010	2009
Production (in thousands of m3):
Gasoline	116	113	103
Virgin naphtha	147	203	280
Diesel oil	244	286	299
Natural gasoline	122	118	141
Propane / butane	302	265	306
Other products	95	92	113

Sales (in thousands of m3):
Gasoline	117	114	107
Virgin naphtha	279	348	467
Diesel oil	264	285	311
Propane/butane	285	239	307
Other products	99	118	127

Sales (in millions of pesos):
Argentina	1,598	1,280	1,058
Outside Argentina	556	517	535

Total sales (in millions of pesos)	2,154	1,797	1,593

Competition

Our principal competitors in the Argentine gasoline and diesel oil markets are YPF, Shell C.A.P.S.A, Esso Petrolera Argentina S.R.L., and Oil Combustibles with market share of approximately 57.7%, 15.2%, 12.9%, and 2.9% respectively, according to the SE.

PETROCHEMICALS

The Petrochemical business is an important component of our vertical integration strategy. Our goal in the Petrochemical business segment is to maintain our position in styrenics market by capitalizing on current conditions and maximizing the use of our own petrochemical raw materials.

As of December 31, 2011, our Petrochemical operations were entirely based in Argentina. We produce a wide array of products, such as styrene, polystyrene and synthetic rubber, both for the domestic and export markets.

On March 31, 2011, we agreed to sell our 100% interest then held in Innova S.A. (“Innova”), Brazil, to our controlling company Petrobras, as part of our strategy to prioritize our activities in Argentina.

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

•

A polystyrene plant located in the city of Zárate, in the Province of Buenos Aires, with a production capacity of 65,000 tons of polystyrene and 14,000 tons of bioriented polystyrene (“BOPS”) per year. This state-of-the-art BOPS plant is the only of its type in South America.

•

An ethylene plant located in San Lorenzo with a production capacity of 19,000 tons per year. It is located along the Paraná river coast, near the Puerto General San Martín petrochemical complex, which uses ethylene as raw material for the production of ethylbenzene and styrene.

In 2011, sales volumes of styrene monomer reached an all-time high of 81,100 tons, accounting for a 10% increase compared to 2010. This increase is partly due to an 8% increase in domestic sales as a result of increased demand for polyester resin and EPS (expanded polystyrene), two products closely linked to construction activities. In addition, sales grew 12% in the export market during 2011 when compared to 2010, mainly due to exports to Brazil. In 2011, 23,000 tons were exported to Innova (9,900 tons in 2010), displacing part of the exports to Chile. In addition, in December 2011, Puerto General San Martín petrochemical complex reached a record production of 13,800 tons of styrene, exceeding previous records set in May 2011 and January 2010.

In 2011, polystyrene sales volumes totaled 53,900 tons, 2% less than during 2010. This drop was basically due to lower inventories as a result of labor strikes that affected production and delivery at our Zárate Plant during the first quarter of 2011. In 2011 production volumes totaled 56,800 tons, a 13% drop when compared to 2010. In spite of this decline, production volumes reached 6,300 tons at the polystyrene plant in August 2011, thus setting a production record.

In 2011, we sold 9,200 tons of BOPS, a 16% decrease compared to 2010. The export market was the most affected market. The decrease in sales resulted from a 14% decline in inventories compared to 2010, as a consequence of labor strikes during the first quarter of 2011 and an unscheduled shutdown during October 2011. In spite of this decline, in September 2011 the BOPS plant also achieved a record production level of 1,200 tons.

PESA’s sales of synthetic rubber totaled 46,800 tons, approximately 3% higher than in 2010. Out of this volume, 23,000 tons were sold in the domestic market and 23,800 tons were exported, accounting for a 5% and 1% rise, respectively, compared to 2010. The increase in sales in the domestic market is attributable to increased production of tires, shoes and auto-parts during 2011. 72% of exports were made to Brazil. In addition, during 2011, the Company completed works involving the retrofitting of the synthetic rubber plant to produce polymers that meet European regulatory requirements. The Company started gradual production according to the customers’ specific needs and plans to increase production in the medium term, in line with the growth of regional demand.

As of December 31, 2011, our estimated market share of the following products in Argentina were:

•	Styrene and Polystyrene – 85.6%

•	Styrene butadiene rubber (“SBR”) – 81%.

The following table sets forth production and sales by major product for the styrenics divisions in Argentina for fiscal years ended December 31, 2011, 2010 and 2009:

	Year ended December 31,
	2011	2010	2009
Production (thousands of tons):
Styrene (1)	136	146	129
Synthetic rubber (2)	45	46	47
Urea (3)	—	5	92
UAN and other liquid fertilizers (3)	—	5	195
Polystyrene	57	65	61
BOPS	10	11	12

Sales (thousands of tons):
Styrene (1)	81	74	68
Synthetic rubber (2)	47	45	47
Fertilizers (3)	—	20	475
Polystyrene and BOPS	63	66	64
Propylene	27	24	20

Sales (in millions of pesos):
Argentina	1103	856	1,073
Outside Argentina	700	520	472

Total sales (in millions of pesos)	1,803	1,376	1,545

(1)	Including ethylbenzene.
(2)	Including SBR, NBR and butadiene.
(3)	Only until January 2010, since we completed the sale of our fertilizer business.

Brazilian Operations

Until March 31, 2011, our Petrochemical operations in Brazil were conducted through Innova.

On March 31, 2011, through our subsidiary Petrobras Energía Internacional S.A., we agreed to sell our interest in Innova to our controlling shareholder, Petrobras. The total price paid to us was U.S.$332 million. See “Item 7. Mayor shareholder and related party transactions – Related party transactions – Sale of companies.”

The following table sets forth Innova’s styrene and polystyrene production and sales until March 31, 2011 and for fiscal years ended December 31, 2010 and 2009.

	March 31,	December 31,
	2011	2010	2009
Production (in thousands of tons):
Styrene	65	267	236
Polystyrene	37	146	123

Sales (in thousands of tons):
Styrene	42	153	146
Polystyrene	39	149	123
Other	5	13	9

Sales (in millions of pesos):
Brazil	693	2,156	1,397
Outside of Brazil	6	44	61

Total sales (in millions of pesos)	699	2,200	1,458

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

In 2011, Argentine sales of gas produced and imported by us totaled 7.7 MMm3/d, 3% more than in 2010. We sold 2.4 MMm3/d under the brokerage modality. Our LPG production totaled 219,000 tons.

During July 2011, PESA begun the delivery of gas from the El Mangrullo area, which was recognized as non-conventional and sold under the Gas Plus program introduced by the Argentine government in 2008. See “Item 4—Regulation of our Business—Argentine Regulatory Framework—Adjustment of Natural Gas Price at Wellhead.”

In addition, higher margins were achieved due to the Company´s ability to direct a higher volume of its production to the industrial segment. This was possible due to the allocation of 7.35% of ENARSA’s regasification ship production (compared to 5.66% in 2010) to prioritized demand (residential users, CNG and power plants).

Gas Transportation – TGS

Our Interest in TGS and Corporate Developments

We indirectly hold a 27.65% interest in TGS. TGS’s controlling shareholder is CIESA, which as of the date of this Annual Report holds approximately 55.3% of TGS’s capital stock. The remaining 44.7% of TGS’s capital stock is publicly held. TGS’s shares are listed on the Buenos Aires Stock Exchange and on the NYSE, in the form of ADSs. CIESA is 50% owned by PESA (directly and indirectly through our subsidiary Petrobras Hispano Argentina S.A. (“Petrobras Hispano”)), 40% by a trust whose trustee is ABN AMRO BANK N.V. Sucursal Argentina (the “Trust”), and the remaining 10% by Enron Pipeline Company Argentina S.A. (“EPCA”), which was acquired by Pampa Inversiones S.A. (together with Pampa Energía S.A., the “Pampa Group”) on April 8, 2011.

CIESA’s and TGS’s current stock structure reflects the implementation of the first stage of the master settlement agreement and the mutual release agreement, signed by PESA and certain subsidiaries of Enron Creditors Recovery Corp. (“Enron”, formerly Enron Corp.) on April 16, 2004 (the “Master Settlement Agreement”), in connection with the restructuring of CIESA’s indebtedness. CIESA’s board of directors is composed of three of our representatives, two representatives of the Trust and one representative of EPCA. TGS’s board of directors is composed of nine members, six of whom are CIESA’s representatives, and three are independent members. Pursuant to a shareholders’ agreement entered into on August 29, 2005 (the “Shareholders’ Agreement”) among EPCA, the Trust and us, we have the right to appoint the chairman of the board of directors of both TGS and CIESA and the Chief Executive Officer of TGS.

Due to abrupt regulatory changes following the enactment of the Public Emergency Law in Argentina, CIESA and TGS both defaulted on their debt during 2002. CIESA failed to repay corporate bonds (“Obligaciones Negociables”) having a principal amount of U.S.$220 million and derivative instruments for approximately U.S.$2 million. In 2004, TGS successfully restructured substantially all of its debt.

In April 2004 PESA and EPCA, at that time CIESA’s only shareholders, entered into the Master Settlement Agreement to provide the necessary flexibility to move forward in restructuring CIESA’s financial debt. The Master Settlement Agreement provided for, among other things, certain stock transfers to be implemented in two successive steps. In July 2005, the Ente Nacional Regulador del Gas (Argentine Gas Regulatory Agency, the “ENARGAS”) approved the implementation of the first stage of the transactions contemplated by the Master Settlement Agreement and, as a result, on August 29, 2005, (a) Enron transferred 40% of CIESA’s shares to a newly created trust (the aforementioned Trust), and (b) PESA and its subsidiary, Petrobras Hispano, transferred Class “B” common shares of TGS, representing 7.35% of TGS’s capital stock, to subsidiaries of Enron, which in turn were subsequently sold to third parties.

Subsequently, pursuant to the terms of the financial debt restructuring agreement entered into on September 1, 2005 by CIESA, PESA, Petrobras Hispano, EPCA, the Trust and all its financial creditors (the “CIESA Restructuring Agreement”), CIESA refinanced approximately U.S.$23 million of its debt for a 10-year term.

In addition, the CIESA Restructuring Agreement contemplated the terms of the Master Settlement Agreement, which envisaged debt capitalization for a nominal amount of U.S.$201.5 million plus accrued unpaid interest.

While approval of the CIESA Restructuring Agreement by the authorities was pending, on January 9, 2009, Ashmore Energy International Limited (“AEI”), the only self declared holder of notes issued by CIESA in 1997, announced its decision to terminate the CIESA Restructuring Agreement, to which AEI, CIESA and others were a party.

On January 28, 2009, CIESA brought an action in New York state court seeking a declaratory judgment that any action initiated by AEI against CIESA in connection with the corporate bonds is barred by the statute of limitation, requesting an injunction for strict performance of the CIESA Restructuring Agreement and requesting damages for unlawful termination of the CIESA Restructuring Agreement by AEI. The action brought by CIESA was initially dismissed on July 29, 2009, since a bankruptcy petition was pending before the courts of Argentina.

On February 4, 2009, AEI filed a “quiebra” (involuntary bankruptcy) petition against CIESA before the Argentine courts for an amount of U.S.$127 million, seeking recovery of an alleged claim relating to CIESA’s unpaid corporate bonds. Such bankruptcy petition was rejected by the Court of Appeals in Commercial Matters on October 9, 2009.

On November 13, 2009 CIESA filed a motion to renew and reargue in New York state court, requesting that it be permitted to renew and reargue its prior action and revocation of the prior dismissal. On April 12, 2010, CIESA was notified of the resolution issued by the Judge of New York, whereby the company’s petition was sustained and the court considered itself to be competent to deal with the request for declaring that the statute of limitation pertaining to the referred claim had expired as well as other issues raised. On August 9, 2010 AEI filed an appeal which was dismissed by the court of appeals on January 27, 2011.

On May 13, 2010 notice was given to CIESA of a filing made by AEI rejecting the claims stated by CIESA in its complaint and demanding payment of CIESA’s bonds, including interest accrued. A decision is still pending.

During the first quarter of 2011, the Pampa Group reported that it had acquired CIESA’s unpaid bonds and certain claims against CIESA from AEI, as well as 100% of the outstanding shares of EPCA, which in turn owns 10% of CIESA.

On May 10, 2011, CIESA entered into a memorandum of understanding with the Pampa Group in which the parties agreed, to: i) suspend the lawsuit pending before the Supreme Court of the State of New York in order to reestablish the proposed restructuring, subject to the necessary governmental approvals required to implement the CIESA Restructuring Agreement and include the Pampa Group as a party thereto; and ii) abandon all claims asserted in the lawsuit by the parties and third parties to terminate all disputes among them.

On May 18, 2011, the parties to the CIESA Restructuring Agreement entered into a fourth amendment of such agreement, which, among other things, provides for the replacement of AEI by the Pampa Group in the CIESA Restructuring Agreement, which would result in a new shareholding structure of CIESA, in which PESA and its subsidiaries would have a 50% equity interest, and the Pampa Group would have the remaining 50%. On October 5, 2011, by note No. 11 362, ENARGAS expressed no regulatory objections to the CIESA Restructuring Agreement and expressed that it may be effective after approval is obtained from the CNDC. As of the date of issuance of this Annual Report, the CIESA Restructuring Agreement remails subject to approval by the CNDC.

On April 29, 2011, TGS’s shareholder’s meeting approved the distribution of a cash dividend in the amount of Ps. 976 million that was paid to its shareholders on May 27, 2011. As a result, CIESA received a Ps. 540 million dividend payment from TGS.

TGS Business

TGS began operations in late 1992 as a part of the privatization of the Argentine energy sector. Currently, TGS is the leading gas transportation company in Argentina, delivering about 61% of total gas transported in Argentina during 2011. TGS is also one of the leading natural gas liquid (“NGL”) producers and traders, both in the domestic and international markets, and an important provider of midstream services, including business structuring, turnkey construction and operation and maintenance of facilities used for gas storage, conditioning and transportation.

PESA provides services to TGS related for the operation and maintenance of the gas transportation system and related facilities and equipment to ensure that the system performance is in conformity with international standards and in compliance with certain environmental standards.

The following chart shows statistical information relating to TGS’s business segments for fiscal years ended December 31, 2011, 2010 and 2009.

	2011	2010	2009
Regulated Segment:
Average firm committed capacity (1)	80.7	80.0	78.3
Average daily deliveries (1)	65.8	62.8	62.2
Annual load factor (2)	81%	79%	79%

Unregulated Segment:
Liquids total production (3)	853.7	894.7	895.1
Processing capacity at year end (1)	46.0	46.0	46.0

(1)	In MMm3/d.
(2)	Corresponds to the quotient of the average daily deliveries and the average firm contracted capacity.
(3)	In thousands of tons.

Regulated Energy Segment of TGS

TGS has a gas transportation license in southern Argentina, and is the largest transporter of natural gas in Argentina and all of Latin America. TGS’s pipeline system connects Argentina’s southern and western gas reserves with the main consumption centers in those regions, including Greater Buenos Aires. TGS has an exclusive license for the use of the southern gas transportation system, which expires in 2027, with an option to extend it for ten additional years if certain conditions are met.

TGS transports gas through more than 9,909 km of pipelines, of which almost 7,650 km belong to TGS, with a firm contracted capacity as of December 31, 2011 of 80.7 MMm3/d. Pursuant to these contracts, the capacity is reserved and paid for irrespective of the actual use by customers. Almost all capacity of the gas transportation pipelines in Argentina is currently apportioned among gas distribution companies, large industrial customers and gas-fired power plants under firm long-term transportation contracts. The total average life of TGS’s firm transportation contracts is approximately nine years. In addition, TGS provides interruptible transportation services under which gas transportation is dependent on the availability of excess capacity.

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

TGS has made significant investments in its business since the privatization. As a result, compression power has been increased from 429,030 HP in 1992 to 716,500 HP in 2011 and transportation capacity has been increased from 42.9 MMm3/d in 1992 to 80.7 MMm3/d by the end of 2011.

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

Within this framework, the first expansion of the San Martín pipeline was completed in August 2005, increasing its transportation capacity by 102 MMcf/d. These works belong to the Gas Trust. TGS is responsible for managing the works and for the operation and maintenance of the Gas Trust´s assets.

In addition, in April 2006, the Ministry of Federal Planning and Public Investment and Utilities (the “Ministry of Federal Planning”), the SE and natural gas transporters, among others, signed a letter of intent to carry out a second, significantly larger, expansion of the gas pipeline system. This second expansion will increase the aggregate transportation capacity of our system by 378 MMcf/d.

Ownership of the works of the second expansion is vested in a gas trust fund and the investment is being financed by other gas trusts funds, whose trustors are the gas producers and the shippers who subscribed the additional capacity. The works will be repaid with a new tariff charge that will ultimately be paid by clients with firm transportation contracts, excluding residential users.

The second expansion involved the installation of over 708 miles of pipeline loops and 196,800 HP of additional power. It also involved the construction of a new pipeline in the Strait of Magellan for the transportation of natural gas from the Austral basin. This new pipeline in the Strait of Magellan has a length of 24 miles and a capacity of 600 MMcf/d. This work required the technical support of Petrobras Argentina, which brought to the project its know-how and experience in off-shore activities. The dredging in the seabed and the later laying of the pipeline was carried out by the Dutch consortium of Royal Boskalis Westminster NV and the Allseas Group S.A. This project was completed in March 2010. As of December 31, 2011, 307 MMcf/d of the second expansion project had been completed and become operational. The expansion for additional 71 MMcf/d is expected to be completed in different stages later in 2012.

In May 2011, TGS received Valores Representativos de Deuda (debt securities) from the Gas Trust, issued in February 2010, which cancelled account receivables for Ps. 48.1 million related to services rendered in relation with the 247 MMcf/d expansion works. These debt securities amortize principal in 85 consecutive and equal monthly installments and bear interest at 8% plus the Coeficiente de Estabilización de Referencia (Reference Stabilization Ratio, or CER) as published by the Central Bank, from their date of issue.

In October 2011, TGS, the SE and the trustee of the Gas Trust agreed the terms and conditions under which TGS will render the operation and maintenance services of the assets associated with the incremental transportation capacity of 378 MMcf/d (the “Management Agreement”). Also, TGS agreed to an amendment of the Management Agreement to include management services associated with an additional expansion which will increase the transportation capacity by 131 MMcf/d.

Tariff Renegotiation Process

As a consequence of the Public Emergency Law that pesified and prohibited the increase of tariffs, revenues from the regulated energy segment have declined considerably. The gas transportation segment represented 31%, 33% and 42% of the total revenues of TGS in 2011, 2010 and 2009, respectively, while from the time of TGS’s privatization through 2001, revenues for this segment represented approximately 80% of TGS’s total annual revenues. TGS is still engaged in discussions with UNIREN regarding the renegotiation of its tariffs. As a result, and despite contracted capacity increases, the profitability of the regulated business has not yet been restored.

After several proposals aimed at adjusting TGS’s license terms, which were rejected by TGS because they did not reflect preliminary agreements, in 2005 UNIREN proposed a 10% tariff increase and an overall tariff review effective in 2006. This proposal required that TGS and its shareholders waived any future claim against the Argentine government resulting from the Public Emergency Law and/or the failure to adjust tariffs during 2000 and 2001 based on the United States Industrial Goods Producer Price Index. TGS responded by rejecting the initial 10% increase as insufficient, and jointly with PESA agreed not to pursue any such claims if the parties reached a reasonably satisfactory agreement on tariff adjustments. In addition, Enron, which filed a claim against Argentina with the International Centre for Settlement of Investment Disputes (“ICSID”) and obtained a favorable judgment in May 2007, reported that it would only consider waiving its claims provided it were fairly compensated. During 2006, UNIREN submitted two proposals to TGS with identical terms to those established in previous proposals.

In October 2008, TGS executed a provisional agreement with UNIREN, which provides for a 20% tariff increase to be retroactively applied as from September 1, 2008 and for the application of the proceeds from such increase to an investment plan in the gas transportation system devised under the same agreement. On December 3, 2009, the Argentine government issued Decree No.1,918/09 ratifying such provisional agreement. As a result, TGS was to invoice the tariff increase to its customers once ENARGAS had published the new tariff schedule and defined the billing method for the retroactive effect. In August 2010, TGS sent a letter to ENARGAS requesting authorization to publish the new tariff schedule and the method for collection of the retroactive increase and the application of an interest rate in accordance with the payment terms to be defined. ENARGAS replied TGS that it had forwarded the background information and the tariff project to the Secretaría de Coordinación y Control de Gestión (the “SCyCG”), within the scope of the Ministry of Federal Planning, in compliance with Resolution No. 2000/05 issued by the Ministry of Federal Planning.

On September 30, 2010, TGS filed a summary action for the protection of its constitutional rights (“acción de amparo”) against the ENARGAS and the SCyCG seeking the implementation of the new tariff schedule. On November 8, 2010, notice was given to TGS of the judgment granting the requested protection and thus ordering the SCyCG to immediately return to the ENARGAS the documents relating to the new tariff schedule applicable to TGS in compliance with Decree No. 1,918/09, and instructing ENARGAS to define the tariff schedule and the method for collection of the retroactive increase within two days following receipt of the referred documents. ENARGAS and SCyCG appealed said judgment and as of the date of this Annual Report, a decision is still pending.

In addition, on November 16, 2010, UNIREN proposed TGS to move forward with the renegotiation of the license agreement within the scope and according to the terms and conditions of the Public Emergency Law, for which purpose it required the suspension of the before mentioned acción de amparo. In November 2010, TGS decided to authorize a 20 business days suspension automatically renewable at maturity (except if TGS’s board of directors decides not to renew the same before or at the end of each period) in order to move forward with the renegotiation of the license agreement. On December 28, 2010, TGS requested the ENARGAS and the Ministry of Federal Planning to jointly request the suspension of the acción de amparo and as of the date of this Annual Report, TGS has not received a response to such request.

On April 5, 2011, the Second Chamber of the Court of Appeals in administrative federal matters of the Autonomous City of Buenos Aires set a 60 business day term for the SCyCG to act in accordance with the provisions of the Ministry of Federal Planning Resolution No. 2000/05, to return to ENARGAS the documents in connection with the tariff increase schedule, and for ENARGAS to decide –within a 60 business day term following receipt of said documents and verification of compliance with the provisions set forth in the October 2008 transitional agreement, on the tariff adjustment and the transitional tariff schedule stipulated therein. ENARGAS filed an extraordinary appeal before the Court of Appeals, which was dismissed by the Court of Appeals on May 27, 2011. On June 14, 2011, ENARGAS filed an appeal before the Supreme Court of Justice requesting that the dismissal of the extraordinary appeal be vacated. On August 25, 2011, SCyCG returned to ENARGAS the administrative documents giving notice under Resolution No. 2000/05. As of the date of this Annual Report, said actions have not been resolved and ENARGAS has still not authorized the tariff increase.

Since more than one year has elapsed since publication of Decree No. 1.918/09 and given authorization of the suspension of the action for the protection of constitutional rights, this meaning a material change in the conditions determining the original recording of the tariff increase, TGS’s management resolved to: (i) discontinue recording the revenues attributable to the tariff increase, and (ii) reverse the amount receivable previously accounted for in fiscal years ended December 31, 2011, 2010 and 2009 TGS managements decision does not imply a waiver of the rights conferred by Decree No. 1.918/09.

This provisional agreement will be valid until the effective date of an agreement for the comprehensive renegotiation of the license to be entered into with the National Government.

Early in October 2008, TGS received from UNIREN a proposal for a comprehensive renegotiation agreement (including the 20% initial tariff increase). In October 2011, TGS received a new proposal from UNIREN which was accepted by TGS, allowing UNIREN to initiate the relevant administrative procedure. However, as of the date of this Annual Report, the new proposal, including the tariff increase, is not yet effective, as it requires the approval of a number of authorities, including the SE, the Ministry of Federal Planning and the Argentine government.

TGS Non-regulated Businesses

In addition to the regulated segment of natural gas transportation, TGS is one of the leading processors of natural gas and one of the largest traders of NGL. NGL production and distribution involves the extraction of ethane, propane, butane, and natural gasoline from the gas flow that arrives to the General Cerri complex, located near Bahía Blanca, in the Province of Buenos Aires, which is connected to TGS’s main pipelines. TGS has two gas processing plants at the General Cerri complex: (1) an ethane, propane, butane and natural gasoline turbo expander separating plant and (2) an absorption plant which extracts propane, butane and gasoline from the gas transported through the TGS’s pipeline system, with a gas processing capacity of 46 MMm3/d and a storage capacity of 54,840 tons. After extraction, TGS sells these products in the domestic and international markets. TGS also stores and ships the products at facilities located in Puerto Galván. These activities are not regulated by ENARGAS.

NGL production and distribution net revenues accounted for approximately 64%, 61% and 50% of TGS’s net revenues in 2011, 2010 and 2009, respectively. TGS’s operations were benefited by the adverse change in the regulated gas transportation segment, and rises in the international price of NGL and natural gasoline experienced during recent years (despite the temporarily sharp decline in the fourth quarter of 2008), which permitted higher revenues principally from exports. NGL production in 2011, 2010 and 2009 totaled 853,700 tons, 894,700 tons and 895,100 tons, respectively. See “Item 5—Analysis of Equity in Earnings of Affiliates.”

TGS currently sells its NGL exports to Petredec Limited under an export agreement that became effective January 1, 2011, following a private bidding process that resulted in a significant improvement for TGS in terms of price. The contract provides for sales of approximately 248,017 short tons (a unit of weight equal to 2,000 pounds or 907.2 kilograms) at the price quoted in Mont Belvieu, Texas, plus a fixed charge per metric ton. The contract expires on April 30, 2012. As of the date of this Annual Report, TGS is negotiating a new agreement with its customers in order to replace the above mentioned agreement.

Between January 2010 and June 2011, TGS exported natural gasoline to Trafigura Beheer B.V. Amsterdam, under an export agreement which came into effect January 1, 2010 and expires on June 30, 2011. This agreement provides for sales of approximately 10,741 short tons per month at NWE Ara price (used as reference in export agreements), less a fixed discount per metric ton.

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

On a day-to-day basis, TGS competes, to a limited extent, with Transportadora de Gas del Norte S.A. for interruptible transportation services and for new firm transportation services made available as a result of expansion projects from the Neuquén basin to the Greater Buenos Aires area. Interruptible transportation services accounted for only 5% of TGS’s regulated business net revenues for 2011. The relative volumes of such services will depend mainly upon the specific arrangements between buyers and sellers of gas in such areas, the perceived quality of services offered by the competing companies, and the applicable rate for each company.

With respect to natural gas liquids processing activities, TGS competes with Compañía MEGA S.A., which owns a gas processing plant in the Neuquén basin and has a processing capacity of approximately 36 MMm3/d. Our controlling company, Petrobras, has a 34% interest in Compañía MEGA S.A.

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

We conduct electricity generation activities through the Genelba thermal power plant (“Genelba”) and the open cycle gas-fired turbine (“Genelba Plus”) in the Province of Buenos Aires, the Pichi Picún Leufú Hydroelectric Complex (“HPPL”) in the Comahue region, on the Limay River, in the Province of Neuquén and Ecoenergía thermal power plant (“Ecoenergía”) located in Bahía Blanca, in the Province of Buenos Aires. The electricity distribution business is developed through our indirect equity interest in EDESUR, a company controlled by Distrilec. In addition, in the transportation business segment, we hold an equity interest in Enecor S.A. (“Enecor”).

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

For the ten years prior to 2008, electricity demand in Argentina increased at an average rate of 5.2% per annum, exceeding the growth in GDP for the period. However, during 2008, the rate of growth declined as a consequence of a warm winter and the onset of the global economic crisis and during 2009, demand decreased mainly as a consequence of the drop in industrial activity levels and moderate temperatures during the year that resulted in reduced consumption by the residential sector. In 2009 the demand decreased by 1.3% while in 2010 demand recovered and grew by 5.9%. During 2011 electricity demand increased at a rate of 5.1%, reaching 116,442 GWh for the year. This positive variation was mainly driven by industrial demand throughout the year, accounting for a 6.5% growth. Residential demand, in turn, also showed an increase of 5.2%.

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

Total electricity generation in Argentina during 2011, including imports and exports, totaled 123,312 GWh (61% attributable to thermoelectric plants, 32% to hydroelectric plants, 5% to nuclear plants and 2% to imports).

Electricity Generation: Genelba, HPPL and Ecoenergía

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

The allocation of electricity dispatched to the wholesale electricity market (the “MEM”), whether such electricity is produced under firm contracts or for the spot market, is subject to market rules based on the lowest variable cost of electricity generation. See “Regulation of our Businesses—Argentine Regulatory Framework—Electricity.” Since Genelba uses combined cycle technology for a natural gas-fired power plant, our short-run variable cost is expected to be lower than the cost of most other thermoelectric power plants, granting significant competitive advantages to Genelba. Therefore, the Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the wholesale electric market administration company, or “CAMMESA”) is expected to dispatch Genelba’s generating capacity before that of most other thermoelectric plants. Genelba stands out in the Argentine electricity market for its high reliability and efficiency. The plant is recognized as one of the combined cycle electric power plants with the highest availability.

During 2007, the Board of Directors approved the construction of the new open cycle gas-fired turbine. In 2009 we completed construction works in connection with the new plant which added 165 MW to the system. This thermoelectric plant is close to the existing Genelba plant, and started its commercial operations in August 2009. This unit shall contribute to meet increased demand for electricity from our clients under supply agreements for Large Users in the MEM under the “Energía Plus” program.

In addition during 2011, we completed the construction of Ecoenergía’s 14MW power plant, located at TGS’s General Cerri complex. In 2011, the Company obtained authorization for commercial operations. As of the date of this Annual Report, fine tuning activities are being performed and are scheduled to be completed during 2012.

We were awarded a 30-year concession for hydroelectric power generation at Pichi Picún Leufú Hydroelectric Complex beginning in August 1999. The complex has three electricity generating units with an installed capacity of 285 MW.

Pursuant to our concession contract and applicable laws, from August 2002 we paid 1% in hydroelectric royalties, with scheduled annual increases of 1% per year until royalties reach a cap of 12%, based upon the tariff rate applied to block sales of the electricity sold. As of December 31, 2011, we paid hydroelectric royalties at a rate of 8%. In addition, we pay the Argentine government a monthly fee for the use of the water source amounting to 0.5% of the same amount used for the calculation of hydroelectric royalties.

During 2011, the Genelba thermoelectric plant generated 5,474 GWh of electricity, of which 4,434 GWh were generated in combined cycle and 1,040 GWh by the new Genelba Plus power plant. The combined generation by Genelba represented a 4.8% of total power generation and 7.7% of thermal generation in Argentina during 2011.

The Genelba combined cycle and Genelba Plus gas turbine operated with a 87% and a 99.2% availability factor, respectively, during 2011. The reliability factor was 98.8% for the combined cycle and 99.9% for the new Genelba Plus gas turbine.

In 2010, Genelba thermoelectric plant generated 4,877 GWh of electricity, of which 4,518 GWh were generated in combined cycle and 359 GWh by the new Genelba Plus power plant, with an availability factor of 91% and 99.9%, respectively.

In addition, HPPL generated 810 GWh, with a 94.2% availability factor and a 100% reliability factor. HPPL generated approximately 1% of total power generation in Argentina and 2% of total hydraulic generation in Argentina for 2011. In 2010 HPPL generated 838 GWh of electricity which shows a decrease of 3.3%.

During 2011, Genelba and HPPL together accounted for approximately 5.1% of the power generated in Argentina. The joint operation of the generating units minimizes income volatility, capitalizing on the natural barriers existing among the different resources used for power generation.

The following chart details energy generation and sales figures for Genelba and HPPL for fiscal years ended December 31, 2011, 2010 and 2009:

	Year ended December 31,
	2011	2010	2009
Power Generated (in Gwh)	6,284	5,715	6,001

Power Sold (in Gwh):
Forward market	2,921	2,784	2,605
Spot market	3,919	4,065	4,326

Total sales	6,840	6,849	6,931

Sales (in millions of pesos)	1,474	1,203	859

Electricity Transmission: Enecor

Enecor is an independent electricity transmission company. We own 69.99% of Enecor and Impregilo International Infrastructures N.V. owns the remaining interest. Enecor has a 95-year concession, expiring in 2088, to construct, operate and maintain approximately 22 km of electricity lines and a 500 Kv/132 Kv transforming station in the Province of Corrientes. Under the concession contract, 700,000 Class A shares of Enecor are pledged in favor of the Province of Corrientes.

Enecor entered into a maintenance agreement with Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. (“Transener”), which in June 2008 was extended for a period of ten years. Transener owns the majority of the National Interconnection System (“SIN”), including almost all of the 500 kV transmission lines.

Electricity Distribution: EDESUR

EDESUR was created as part of the privatization of the Buenos Aires electricity distribution network. PESA currently owns 48.5% of Distrilec, which, in turn, owns 56.35% of EDESUR. PESA and Enersis/Chilectra Group (which owns 51.5% of Distrilec), owned by ENEL Energy Europe S.L., are the only shareholders of Distrilec and, pursuant to a shareholders’ agreement, both parties have the right to elect an equal number of directors, with an equal number of votes to approve all the resolutions at meetings of Distrilec’s board of directors.

In 1992, EDESUR was awarded an exclusive license by the Argentine government to distribute electricity in the southern area of the City of Buenos Aires and 12 districts of the Province of Buenos Aires, serving a residential population of approximately 6 million inhabitants. The license expires in 2087 and is renewable for an additional 10-year period. By December 31, 2011, EDESUR’s clients totaled 2,388,605, a 1.5% net increase compared to 2010. This indicator confirms the upward trend prevailing for the ninth consecutive year. Some of these customers were added as a result of new electricity lines, while others, who had been receiving electricity outside the system, are now fully connected and duly billed.

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

In August 2005, EDESUR signed a memorandum of agreement (“MOA”) with UNIREN as part of the renegotiation of its concession contract. The MOA included the terms and conditions which, once the procedures established by regulations were fulfilled, would be the basis for the adjustment of EDESUR’s concession agreement. The MOA provided that between the execution of the MOA and June 30, 2006 an overall rate review would be performed in order to establish a new rate schedule effective August 1, 2006 and for five subsequent years. In addition, the MOA provided an interim period for which the following was agreed upon: (i) an interim rate schedule as from November 1, 2005 with an increase in the average rate not exceeding 15%, applicable to all rate categories except for residential users, (ii) a cost monitoring system which allows for reviewing rate adjustments, (iii) restrictions on dividend distribution and debt interest payments during 2006, (iv) investment commitments for 2006, (v) service quality standards and (vi) restrictions on Distrilec with regard to changes in its interest or sale of its shareholdings in EDESUR. Subsequently, SE Resolution No.864/08 delayed the effectiveness of the new rate system until February 1, 2009. As a preliminary condition for the Argentine government to ratify the MOA, EDESUR and its shareholders suspended all pending claims against any measures taken under the Public Emergency Law in connection with EDESUR´s concession agreement.

In February, 2007, as a consequence of the full effectiveness of the terms and conditions of the MOA, a 23% increase was applied to EDESUR’s distribution costs (not affecting T1R1 and T1R2 residential tariffs), connection costs and the reconnection service charged by EDESUR, and an additional average increase of 5% was also applied to the aforementioned distribution costs for the execution of a work plan. In addition, the Ente Nacional Regulador de la Electricidad (national electricity regulatory agency, or “ENRE”) authorized, as of May 1, 2006, the application to the aforementioned costs of a 9.962% positive variation in the cost monitoring system indexes provided under the MOA. Subsequently, under SE Resolution No. 1838/07 and ENRE Resolution No. 867/07, a 9.75% adjustment according to the cost monitoring system provided for under the MOA was approved for the May 2006–April 2007 period, applicable as from May 2007.

On July 31, 2008 ENRE issued Resolution No. 324/08 in relation to the Interim Tariff Scheme, approving a new tariff schedule for EDESUR applicable as from July 1, 2008, which imposes gradual increases between 10% and 30% on residential users with bimonthly consumption levels over 650 kilowatts as well as a 10% increase on commercial or industrial users. In addition, it provides for the application of the new tariff to the Program for the Rational Use of Energy (PUREE) and the partial recognition of the cost monitoring system (the “CMS”) for subsequent periods.

On June 1, 2009, EDESUR received a notice from ENRE demanding the suspension of dividend distribution in the amount of Ps. 65 million that had been approved at the shareholders’ meeting held on March 16, 2009, on the grounds of non-compliance with the formal request for dividend distribution according to the MOA. The board of directors of EDESUR resolved, on grounds of prudence and without any acknowledgment of rights or facts, to abide by the terms of the notice sent by ENRE and requested ENRE to reconsider its demand. On August 26, 2009, the ENRE issued Resolution No. 445/09 denying a request for reconsideration, and resolved to partially lift the suspension and order EDESUR to refrain from disposing of Ps. 17.4 million until evidence is given of the actual execution of pending tasks in connection with the 2006-2008 work plan.

In view of the aforesaid, on August 28, 2009, EDESUR’s board of directors resolved to distribute dividends in the amount of Ps. 48 million, with dividends made available to shareholders as from September 14, 2009. In addition, EDESUR appealed to the SE against ENRE Resolution No. 445/09, which opposes express legal and contractual provisions and is based on an erroneous interpretation of item 7.4 of Section 7 of the MOA and applicable regulation, among other grounds for challenge. As of the date of this Annual Report, the SE is considering the appeal.

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

On August 18, 2009, the SE established, by Resolution No. 652/09 new seasonal prices for the June 1, 2009—December 31, 2009 period for residential users with bimonthly consumption over 1.000 kWh or monthly consumption over 500 kWh. As a result, the ENRE issued Resolution No. 433/09, dated August 19, 2009, approving the values stated in the new tariff schedule applicable to the above mentioned period which imply a subsidy from the Argentine government to users involved of 100% of the tariff increase provided under ENRE Resolution N° 628/08 for June and July 2009 and of 70% of the tariff increase for August and September 2009.

As in 2009, in view of the numerous claims made by users, the SE established that subsidies from the Argentine government to users should be set at 100% of the tariff increase (that is, to the value before issuance of SE Resolution No. 1,169/08) for the June 1-July 31, 2010 period and be reduced to 70% for the August-September 30, 2010 period.

Additionally, pursuant to the overall tariff review, on November 12, 2009 EDESUR submitted to the ENRE its income requirements in compliance with ENRE’s Resolution No. 467/08. During the first months of 2010, in response to ENRE’s additional requirements, EDESUR submitted the supplementary information so requested.

On October 8, 2010, ENRE served notice to EDESUR of Resolution No. 525/10 demanding EDESUR to adjust the 2010 investment plan and submit an operative regularization program to remove deficiencies in the supply of public services. EDESUR submitted before the ENRE a petition for reconsideration against said resolution rejecting the reasons and grounds thereof.

Through ENRE Resolution No. 551/10 issued on October 6, 2010 the dividend distribution process provided for under item 7.4 of the MOA in connection with fiscal year 2009 was suspended sine die, with the resulting impact on dividend distribution.

EDESUR does not agree with the statements of facts and provisions stated in the two resolutions and informed the administrative authorities of its disagreement. Notwithstanding the foregoing, EDESUR confirmed that the 2010 Investment Plan exceeded the minimum levels requested by ENRE and implemented an Operative Regularization Program for the October 2010 – March 2011 period.

Between June 2- 4, 2010, a severe contingency occurred due to a double failure on EDESUR’s high voltage system which affected 123,000 users in the City of Buenos Aires. EDESUR implemented its General Contingency Plan to minimize the impact of the emergency.

The causes that led to this exceptional, non-recurring and unforeseeable “double contingency” are being heard in a court of law. EDESUR claims that the outages, with a few hours time difference, of two high voltage lines, located very close one to the other, and with no previous failures, were not due to operation failures or lack of proper maintenance or investments.

ENRE Resolution No. 379/10, imposed a Ps. 20.4 million penalty on EDESUR for the above mentioned events. EDESUR appealed the ENRE’s resolution through administrative and judicial channels which to date are pending resolution by the SE.

Following electricity supply interruptions occurred on December 22 – 28, 2010, due to extreme and exceptional weather conditions, with the longest heat wave in the past 58 years, and nine consecutive days of maximum temperatures above 33ºC, the ENRE, through Resolution No. 01/11, on January 4, 2011 ordered the conduct of a comprehensive technical, legal, economic and financial audit, during a thirty day term, to assess compliance by EDESUR with material obligations, the adequacy of and compliance with the committed investment plan, the investments made to meet the demand growth, the current conditions and level of maintenance of the facilities and equipment and if EDESUR is qualified to adequately provide public electric power distribution services. The above mentioned comprehensive audit started January 5, 2011. As of the date of this Annual Report, the audit is in progress and EDESUR has answered all requests to demonstrate adequate compliance with its obligations.

On account of the interruptions described above, on February 8, 2011 ENRE issued Resolution No. 31/11 imposing penalties in the amount of Ps. 5 million for alleged non-compliance with obligations provided for in the Concession Contract and providing for compensation for damages caused to users in the amount of approximately Ps. 60 million.

The chart below sets forth EDESUR’s annual electricity sales for each type of user for fiscal years ended December 31, 2011, 2010 and 2009.

	Year ended December 31,
	2011	2010	2009
Sales in Gwh:
Residential	6,203	6,034	5,882
General	3,619	3,520	3,638
Large users	7,410	7,207	6,506

Total Sales (in Gwh)	17,232	16,761	16,026

Sales (in millions of pesos)	2,377	2,261	2,204

Argentina’s recent economic growth has had an impact on the demand for electricity, which has surpassed consumption levels recorded prior to the 2001 crisis. Within EDESUR’s concession area, demand in 2011 increased to 19,255 GWh, or 2.8%, compared to 2010, with a 3,545 MW peak demand that set a new record for EDESUR, exceeding by 1.1% the maximum power for 2010 and by 6.8% the previous record which dated back to 2008. As a result, the network is close to overloading. In addition, electricity sales were 17,232 GWh, a 2.8% increase compared to 2010.

On June 18, 2009, Decree No.732/09 was published in the Official Gazette of the Province of Buenos Aires. The Decree approved the addendum to a new master agreement for the provision of electricity to low-income suburban areas close to the City of Buenos Aires, which had expired in December 2006, and provided for a 4-year renewal term as from January 1, 2007. Within the national framework, such addendum had already been ratified by the Ministry of Federal Planning on September 17, 2008.

Actions taken by Edesur

Under the MOA, Edesur complied with the provision of electricity distribution services, repreatedly meeting continuous increases in demand. In this respect, Edesur absorbed higher costs associated with rendering these service and complied with the investment commitments set forth in the MOA to meet the increase in demand.

Pursuant to the MOA, Edesur made a number of claims before the ENRE seeking recognition of increases in the cost of its services and translation of such increases to its tariffs, considering the economic and financial situation of the company.

Given the delay by the ENRE in responding to such claims by Edesur, the company initiated an acción de amparo against the ENRE and the Argentine government. On May 9, 2012, Edesur received notice of a court ruling ordering the ENRE and the Argentine government to make a decision on such matters and to take all actions within their scope to complete the tariff renegotiation process agreed as part of the MOA. As of the date of this Annual Report, the requests submitted are still pending resolution by the relevant authorities.

The delay by the regulatory authorities in complying with certain milestones provided in the MOA affected Edesur’s results of operations and liquidity. Until the terms of the MOA are complied with, Edesur is evaluating a number of alternatives to restore the balance in its operating cash flow.

Our investment in Distrilec/Edesur

The net book value of our equity investment in Distrilec (controlling shareholder of Edesur) amounts to Ps. 473 million at December 31, 2011, representing 2% of our total assets.

Following from the above described economic and financial situation of Edesur, Petrobras Argentina has assessed the recoverability of such investments by making projections based on probability-weighted scenarios using different assumptions, some of them assuming that electricity rates will be improved.

These projections were prepared on the basis of estimates concerning the future performance of certain variables that are considered sensitive to the determination of recoverable value including: (i) nature, extent, opportunity and methodology of electricity tariffs increases, (ii) electricity demand projections; (iii) evolution of operating costs, and; (iv) macroeconomic variables, such as gross domestic product growth rates, inflation rates and foreign currency exchange rates.

Based on the above assessment, the Company determined that no impairment charges were required as of December 31, 2011 on the carrying equity value of its investment in Distrilec/Edesur. However, it is reasonably possible that this determination could change over time should the conditions existing as of the date of this Annual Report deteriorate. The materialization of certain assumptions used by PESA to assess impairment is highly sensitive to the economic context and is contingent on future events and actions, some of which are beyond the control of the Company’s management and might affect the carrying value of this asset.

With regards to the ability of Edesur to continue operating normally in the foreseeable future, Edesur expressed that it is making every effort to exercise all its rights in order to achieve a positive operating cash flow to continue to provide electricity distribution services and to protect Edesur’s net worth. However, since the actions required to be taken to reverse the current situation depend on the occurrence of certain events beyond Edesur’s control, such as the electricity rates increase, the board of directors of Edesur understands that such company’s economic and financial situation will continue to deteriorate unless changes are made to current conditions.

Competition

We compete both in the spot and futures markets, with competitors such as Endesa Costanera, Central Puerto, AES and the Pampa Group, among others. In addition, in the Gas Plus market, where most of our energy is sold under term contracts, we compete with the Pampa Group, Grupo Albanesi and AES, among others.

INSURANCE

Our insurance policy principally focuses on the concentration of risks and the importance and replacement value of assets. Under our risk management policy, risk associated with our principal assets, such as oil and gas facilities, refineries, petrochemical plants and power generation plants are insured for their replacement value.

We insure against material damages, control of wells, especially where we have gas production, and third-party liability, including marine liabilities. Our re-insurers have ratings equal or above “A-” from Standard & Poor’s, “A3” from Moody’s and/or “B+” from A.M.Best. Insurance companies provide coverage in each and every country where we have controlled interests, following terms and conditions given by our reinsurers. We maintain coverage for operational third-party liability with respect to our onshore and marine activities, including sudden environmental risks such as oil spills (see “Item 3—Risk Factors—Our operations could cause environmental damage, and any changes in environmental laws may increase our operational costs”). We carry third party liability insurance coverage of up to U.S.$125 million for each and every ocean marine and non-ocean marine incident of loss. We maintain control of wells coverage in many gas and oil fields located in Argentina and Bolivia. We also carry marine cargo insurance and directors and officers insurance coverage. We also carry environmental guarantee insurance policies in accordance with Law No. 25,675 (the “General Environmental Policy”) for the following assets: the Bahía Blanca refinery plant, the Galván port storage plant, the Dock Sud storage plant, the Avellaneda blending plant and seven gas stations located in the Province of Buenos Aires. All projects and installations under construction are required to be insured in compliance with the contract for any damage and liability risk. We also carry insurance for workmen’s compensation and automobile liabilities.

Our main areas of coverage include the following different types of deductibles:

•	U.S.$10,000,000 for combined claims for property damage for all our businesses;

•	U.S.$5,000,000 for control of wells; and

•	U.S.$5,000,000 in ocean and non-ocean marine third-party liability.

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

We have complied with international audits and certifications with respect to environmental management, quality, safety and occupational health. We have 25 certifications distributed in 10 assets certified under internationally recognized standards, including ISO 14001, ISO 9001 and OHSAS 18001, which are maintained through regular third-party audits.

Excellence in Management

We are adjusting our management procedures by adopting an Excellence Management Program focused on the principles of the corporate management manual based on the “Brazilian National Quality Award”, and the management evaluation program for safety, environment and health (“PAG-SMS Program”).

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

We also promote transparent and integrated management processes, while improving the efficiency of operations. The Company has implemented its standardization process, based on the application SINPEP (Petrobras’ Electronic Integrated Standardization System), software developed by Petrobras for all its units to facilitate the creation, implementation and improvement of standards for organizational process management. Accordingly, during 2011, the first intrinsic quality evaluation of PESA standards was carried out including core functions to promote the implementation of quality standards.

In order to avoid the occurrence and repetition of unexpected events, an anomaly management process has been implemented since 2006. This process enables tracking, tracing and learning from critical situations to avoid repeated damage to individuals, property and/or the environment. During 2011, the Company strengthened execution of the anomalies management by incorporating an annual evaluation of the implementation quality of such application, within the framework of QSEH operating traceability audits.

Safety

To reduce the risk of accidents, a series of preventive measures have been developed, which focus on and were addressed to PESA’s supervisors and contractors’ supervisors, as well as to PESA’s management staff through the “Proactive Leadership Program.”

Since 2005, we have conducted our “Contractor Staff Ranking and Certification” process, through which more than 15,700 employees and contractors were trained to implement our QSEH policies and guidelines, to reinforce QSEH concepts and culture, aimed at increasing awareness with selected tools that meet the Company’s needs.

In 2009, we started change analysis systematization through the implementation of specific software known as Sistema de Gestión de Cambios (change management system). This application facilitates registration, analysis and management of changes related to facilities and people. It aims at minimizing or eliminating any risks that may arise as a result of these changes. This process was implemented in 14 fields operated in the Austral basin in the Oil and Gas Exploration and Production business segment as well as in the Avellaneda lubricants plant.

In 2011, we continued to implement change management tools, intended to secure effective risk management through training in a number of business segments. We also consolidated the implementation of work permits throughout all business segments and performed operating traceability audits and continued with a focus on improving operating discipline.

With respect to road safety, since 2004, we have implemented certain best practices related to the safety, environmental and health management of the transportation by land of liquid fuels. We have provided road-safety training to staff exposed to this type of risk and disseminated in-house memos to bring preventive advice.

During 2011, one of the Company’s employees suffered a fatal accident at the Ricardo Eliçabe refinery. Consequently, we started an integrated action plan with responsibilities for the corporate and plant areas.

Within such plan and jointly with the Municipality of the city of Bahía Blanca, we carried out a process audit and assessment at the Ricardo Eliçabe refinery and related facilities.

Environment

Petrobras Argentina’s operations are carried out within a “sustainable development” context, prioritizing QSEH-related matters. We are committed to minimizing our impact on the environment, and are developing a framework to assess and report on the eco-efficiency of all our business units. Eco-efficiency is based on the concept of creating more goods and services while using fewer resources and creating less waste and pollution.

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

PESA´s strategic plan involves achieving international standards of excellence in QSEH and, with this in mind, during 2011 the Company substantially improved its in-house QSEH and emergencies policies. Along these lines, we adopted an improved integrated management work plan monitored by the Company’s management. Resulting from the above, during 2011 PESA expensed Ps. 260 million. In particular, within the Oil and Gas Exploration and Production we spent approximately Ps. 200 million in soil remediation works, and we spent Ps. 60 million in water and soil remediation and waste disposal works relating to our Petrochemical and Refining and Distribution business segments.

Additionally, during 2011 the Company developed and implemented new energy efficiency and emission indicators for business units having high power consumption. Therefore, it set global reduction targets for each indicator to be complied with through improvement in facility and equipment operation and investment in new technologies. Emission and efficiency indicators were associated to production. This allows the definition of strategies on greenhouse effect gas emissions associated with production at each plant or activity and the intended goals on the basis of such indicators.

In addition, Petrobras Argentina implemented at its corporate headquarters in the city of Buenos Aires, a series of actions to help save and optimize the use of energy.

For the sixth consecutive year, PESA, through Petrobras, qualified for inclusion in the Dow Jones Sustainability Index group, the world’s most important sustainability index which is based on the social, economic and environmental performance of the participating companies.

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

We regularly conduct land and nautical drills to develop the skills and competency needed to carry out our emergency plans in different sectors. These drills are carried out within the framework of our QSEH policy, and coordinate the activities of various parties who would be called upon in an emergency, such as the fire department, police, our customer service centers, contractors, and our own employees.

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

During 2011, we continued with the training programs for emergency brigades and drills in different assets, including the Austral basin, Ricardo Eliçabe refinery, Puerto General San Martin petrochemical complex, Headquarters at Maipú 1, Dock Sud plant and Punta Loyola, including the participation of the local security and civil defense forces.

Health

Committed to its personnel quality of life, in 2011 Petrobras Argentina was re-certified as a heart safe company, under the American Heart’s standards and as a smoke-free company through the Ministry of Health of Argentina. In addition, it was recognized by the Ministry of Health and Social Welfare as a blood donation-friendly company on account of the implementation of campaigns for voluntary donation of blood at the different assets.

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

In addition, since 2005 we have provided CPR (cardiopulmonary resuscitation) and first-aid training to 4,200 individuals, and more than 350 people have participated in our “Substance Abuse Prevention Program”, which develops preventive actions to prevent alcohol and drug abuse. Families are eligible to participate in our health promotion program workshops. Moreover, in December 10, 2008 we obtained a heart safe certificate from the Argentine Federation of Cardiology in connection with all assets in Argentina, certifying that the Company has all the necessary elements and trained personnel in case of a heart attack emergency.

During 2011, all members of our staff undertook mandatory regular medical checks, supplemented by epidemiological indicators for dyslipidemia, hypertension, sedentary lifestyle, overweight and obesity. Measurements of the work environment and specific risk maps were completed, and follow-up of deviations was performed. We have also made preventive dental checks available to all employees to improve dental health and minimize health risk factors and a flu and tetanus vaccination campaign throughout the Company.

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

Originally, the Hydrocarbons Law provided that all oil and gas reserves located within the Argentine territory were owned by the Argentine government but in 1992, a new regulatory framework was implemented in response to several changes in the Argentine oil and gas industry after the privatization of Yacimientos Petrolíferos Fiscales Sociedad del Estado (now YPF), and Gas del Estado (“GdE”). In order to response to these changes, Law No. 24,145 (the “Privatization Law”) was enacted. Pursuant to the Privatization Law, the Argentine government transferred ownership of oil and gas reserves to the government of the provinces in which these reserves were located, upon satisfaction of certain conditions. Furthermore pursuant to section 124 of the Argentine Constitution, as amended in 1994, provinces were also granted primary control over natural resources existing in their respective territories. In 2007, Law No. 26,197 (the “Federalization Law”) amended the Hydrocarbons Law to also provide that oil and gas areas belong either to (and should be administrated by) the Argentine government or the provinces, depending on the territory where the relevant areas are located.

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

As a result of the Federalization Law, all oil and gas exploration permits and production concessions as well as other types of exploration and/or production contracts with respect to the fields located in provincial territories, where originally granted by the Argentine government, were transferred to the relevant provinces by operation of law without affecting the rights or obligations of permit or concessions holders. Transportation concessions within provincial territories were also transferred to the relevant provinces.

The Hydrocarbons Law allows the Argentine government to establish national policies for the development of Argentine reserves and to set out the federal energy policy. Provinces have the right to (i) control and conduct surveillance of permits, concessions and exploration and production agreements, (ii) enforce compliance of the terms and conditions of permits, concessions and explorations and production contracts, (iii) approve the extension of the terms of permits, concessions and exploration and production agreements, and (iv) impose fees.

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

On April 16, 2012, the Argentine government, through Decree No. 530/12, removed YPF´s senior officers and empowered a government interventor of YPF for a period of 30 days with immediate effect. On May 3, 2012 the Argentine Congress enacted Law No. 26,741 for the expropriation of 51% of YPF´s Class D shares, out of the shares currently held by Repsol YPF S.A. (Spain), and 51% of Repsol YPF GAS S.A., represented by 60% of its Class A shares then held by Repsol Butano S.A. (Spain). Additionally, Law No. 26,741 declares that hydrocarbons self-sufficiency, as well as their production, industrialization, transport and marketing, are activities of public interest and primary goals of Argentina, empowering the Argentine government to take the necessary measures to achieve such goals.

See “Item 3—Risk Factors—The Argentine government has intervened in the Oil and Gas industry in the past, and is likely to continue to intervene—Limits on exports of hydrocarbons and related oil products have affected and may continue to affect our results of operations—Risk Factors—Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may not be renewed or could be revoked.”

Exploration and Production

Pursuant to the Hydrocarbons Law, exploration and production of oil and gas is carried out though exploration permits, production concessions, production contracts or partnership agreements. Nevertheless, the Hydrocarbons Law permits surface reconnaissance of territories not covered by exploration permits or production concessions, with authorization of the SE and the permission of the owner of the land. Information obtained through surface reconnaissance must be provided to the office of the SE, which is prohibited from disclosing it for a period of two years, without the prior authorization of the party that conducted the exploration, except in connection with the granting of exploration permits or production concessions.

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

Under the Hydrocarbons Law, holders of exploration permits and production concessions are required to carry out all necessary works to find or extract hydrocarbons, using appropriate techniques, and to make the investments specified in their respective permits or concessions. In addition, holders must avoid damage to oil and gas fields and waste of hydrocarbons, must undertake adequate measures to prevent accidents and damage to agricultural activities, the fishing industry, communications networks and ground water, and must comply with all applicable federal, provincial and local laws and regulations. Failure by the holder of permits or concessions to make the relevant investments or take the measures required to avoid damages entitles the federal or provincial government who granted such permits or concessions to revoke or early terminate these, as applicable. Recently, provincial governments have revoked concessions, including a concession held by the Company, arguing that concessionaires had failed to make the required investment. See “Item 3-Risk Factors-Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may not be renewed or could be revoked.”

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

State-Owned Energy Company

In October 2004, the Argentine Congress enacted Law No. 25,943 creating a new state-owned energy company called Energía Argentina S.A. (“ENARSA”). The corporate purpose of ENARSA is to carry out, through third parties or through joint ventures with third parties, (i) studies, exploration and exploitation of hydrocarbon natural reserves, (ii) the transportation, processing and sale of hydrocarbons and their direct and indirect by-products, (iii) the transportation and distribution of natural gas and (iv) the generation, transportation, distribution and sale of electricity. Moreover, Law No. 25,943 granted ENARSA with all exploration concessions in respect of all national offshore areas located more than twelve nautical miles from the coastline, up to the outer boundary of the continental shelf, that were vacant at the time of the entry in force of this law (i.e., November 3, 2004). Therefore, any future exploration of offshore areas must be done jointly with ENARSA.

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

Transporters of hydrocarbons must comply with the provisions established by Decree No. 44/91, which implements and regulates the Hydrocarbons Law as it relates to the transportation of hydrocarbons through oil pipelines, gas pipelines, multiple purpose pipelines and/or any other services provided by means of permanent and fixed installations for transportation, loading, dispatching, tapping, compression, conditioning infrastructure and hydrocarbon processing. This decree is applicable to oil pipelines and not to gas pipelines. See “Regulation of Our Business—Argentine Regulatory Framework—Natural Gas—ENARGAS.”

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

Refining and Marketing

Decree No. 1,212/89, issued pursuant to the Hydrocarbons Law, regulates hydrocarbon-refining activities by oil producers and other third parties. This decree, as well as rules and regulations issued by the SE, regulates the commercial, environmental, quality and safety aspects of refineries and gas stations. This decree authorized imports, abolished oil assignments by the SE and deregulated the installation of refineries and gas stations. Certain supervisory and control powers of the SE have also been delegated to provincial and municipal authorities and therefore the refining and sale of refined products must also comply with provincial and municipal technical, health, safety and environmental regulations.

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

Gas stations and other fuel retailers and distributors are required to register with the SE to participate in the liquid fuel markets. Severe sanctions are imposed on those who execute transactions with unregistered parties. Additional requirements are also imposed on all fuel market participants, and brand owners are jointly liable for any breaches by companies operating under their brand name (SE Resolution No. 1,102/04). Also, gas stations in border areas must sell fuels to vehicles bearing foreign license places at mandatory differential prices (SE Resolutions Nos. 938/06 and 959/06).

The Argentine government has also imposed restrictions on exports, requiring producers to obtain authorization before performing export operations (Decree 645/02 and SE Resolution Nos. 1,679/04 and 1,338/06). Prior to obtaining the SE’s approval to export crude oil or diesel oil, producers must generally demonstrate that they have either satisfied local demand requirements or granted the domestic market the opportunity to purchase oil on similar terms. Potential exporters of diesel oil must also register in advance with the government (SE Resolution No. 1,679/04).

In 2005, the Argentine government imposed additional requirements to guarantee the domestic supply of diesel oil to gas stations by refiners (SE Resolutions Nos. 1,834/05 and 1,879/05). Initially, these regulations allowed gas stations to obtain diesel oil from third parties if refiners were unable to meet demand, with refiners bearing any additional costs incurred in procurement. In 2006, regulations were introduced to require refining companies, wholesalers and retailers to meet total reasonable diesel oil demand on a continuous basis in every region in Argentina at the same level demanded for the corresponding month in the previous year, plus an adjustment to account for growth in domestic product (Secretary of Domestic Trade Resolution No. 25/06).

The SE also regulates the quality content of fuels, through SE Resolution 1,283/06. This Resolution has been modified by SE Resolution No. 478/09, postponing the enforcement of some quality specifications to some kind of fuels.

Any new fuels sold in Argentina must be authorized by the Undersecretary of Fuels (SE Resolution No. 1,334/06). In 2008, the SE exempted fuel oils sold to power plants from marketing quality requirements under SE Resolution No. 1,283/06 (SE Resolution No. 150/08).

SE Resolution No. 1,103/04 provides, pursuant to Decree No. 1,212/89, section 17, that in the case of gas stations operating under a brand, the brand owner under which fuels are sold shall be responsible for the specification, quality and quantity of products sold and for compliance thereof with reported requirements, and in the case of gas stations operating under no brand, the operator shall be the responsible party and fuel suppliers may also be jointly and severally liable when identified.

The Ministry of Federal Planning created the Energía Total (Total Energy) program in 2007 to help guarantee the supply of liquid and gas fuels to producers and to the Argentine population during 2008 (Resolution 459/07). The program is designed to encourage the substitution of alternative fuels for natural gas and electricity consumption used in various production activities and electricity generation. The program has been extended. ENARSA is in charge of coordinating the Energía Total program, under which two separate plans call for the provision of liquid and gas fuels. One goal of the program is to guarantee the supply of liquid fuels derived from oil (LPG, diesel oil, fuel oil, gasoline and octane enhancers) and to meet overall demand, based on economic growth and industrial development. The beneficiaries of this plan are primarily fuel refining and importing companies in Argentina that qualify pursuant to regulations governing the Energía Total program and that have reached an agreement with ENARSA.

From January 1, 2010, as established by Law No. 26,093, Decree No. 109/07 and other regulations, all fuels sold in Argentina must contain 5% of bioethanol blending in gasoline and biodiesel in diesel oil.

Market Regulation

Under the Hydrocarbons Law and certain decrees issued in connection with the deregulation and de-monopolization process that took place in the early 1990s (the “Oil Deregulation Decrees”), holders of production concessions have the right, with a few limited exceptions, to freely dispose of their production either through sales in the domestic market or through exports. However, since 2002 the Argentine government has imposed restrictions on the export of hydrocarbons under the Hydrocarbons Law. See “—Refining and Marketing” above and “Item 3. Risk Factors— Factors Relating to Argentina—Limits on exports of hydrocarbons and related oil products have affected and may continue to affect our results of operations.”

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

Oil Plus and Refining Plus Programs

On November 25, 2008, the Argentine government issued Decree No. 2,014/08. This Decree created two programs known as Oil Plus and Refining Plus. The principal purpose of these programs is to stimulate the exploration, production and exploitation of oil reserves, to increase refining capability and production of different type of fuels. According to the Decree, companies that fulfill requirements established by these programs will be awarded tax credits that are transferable and that can be applied against export taxes levied on exports of crude oil, natural gas and derivatives.

Also, pursuant to Decree No. 2,014/08, construction of infrastructure by oil companies to (i) enable the exploration and production of new hydrocarbons reservoirs, (ii) increase production capacity, or (iii) incorporate new technology for the operation of existing and new hydrocarbons reservoirs, may qualify as Obra de Insfraestructura Crítica (Critical Infrastructure Construction) under Law No. 26,360 and seek reimbursement of the value-added tax (“VAT”) corresponding to the assets involved in the infrastructure construction, or accelerate the amortization of the same assets for the purpose of determining their income tax. Decree No. 2,014/08 is regulated by SE Resolution No. 1,312/08; which defines and quantifies the incentives to be awarded under these programs. These incentives are awarded according to variables such as the international price of oil, the production volumes and the ratios of recovery of hydrocarbons reserves. Fiscal credits awarded under the Oil Plus program are subject to verification of an increase in the production of oil and the incorporation of new reserves of hydrocarbons. Fiscal credits awarded under the Refining Plus program are contingent upon the existence of projects to install new refining units or the expansion of existing units.

In February 2012, the Argentine government announced the suspension of its Oil Plus and Refining Plus programs, based on changes in the market conditions on which these programs were set up in 2008.

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

According to the Hydrocarbons Law, royalties equivalent to 12% of the wellhead price of crude oil and natural gas are paid in Argentina. The wellhead price is calculated by deducting freight and other sales related expenses from the sale prices obtained from transactions with third parties. The Hydrocarbons Law authorizes the government to reduce royalties by 5% based on the productivity and location of a well and other special conditions. Any oil and gas produced by the holder of an exploration permit prior to the grant of a production concession is subject to the payment of a 15% royalty.

SE Resolution No. 435/04, which updated SE Resolution No. 155/92, (i) imposes additional reporting requirements with respect to royalties, (ii) introduces certain changes with respect to the powers of provinces, (iii) amends certain parts of the royalty determination system, including applicable deductions and exchange rates and (iv) establishes penalties upon default of a reporting duty. This resolution has been applicable to permit holders and concessionaires since June 2004.

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

SE Resolution No. 435/04 also provides that if a concessionaire allots crude oil production for further industrialization processes at its own or affiliated plants, the concessionaire is required to agree with provincial authorities and the SE, as applicable, on the reference price to be used for the purpose of calculating royalties and payments. Upon failure by the concessionaire to agree this price, provincial authorities may fix this reference price. The concessionaire is eligible for certain deductions including (i) inter-jurisdictional freight costs, which can be deducted from the selling price, as long as transportation is made by means other than a pipeline, and monthly invoices and any relevant agreements are provided and (ii) internal treatment costs (not exceeding 1% of the payment) incurred by authorized permit or concessionaires.

By Decree No. 2,240/08, the Province of Neuquén approved the agreement signed with PESA for the extension of its concessions, save Sierra Chata, for additional ten years, subject to the Company’s agreement to pay to the Province an extraordinary exploitation right of 3% on its production of oil and gas in addition to the 12% annual royalty payment previously described.

Exchange Rates Applicable to Royalties

Under Resolution No. 76/02 of the Ministry of Economy, royalties on oil exports must be fixed taking into account the offer exchange rate quoted by the Banco de la Nación Argentina on the day before the royalty is paid.

However, from December 2001 until May 2002, producers and refiners agreed to negotiate a reduced exchange rate in order to moderate the impact of the devaluation on the price of the products. Producers calculated and paid royalties according to this reduced exchange rate. These calculations have been rejected by the Province of Neuquén, which has presented a claim for any shortfall in royalty payments resulting from this agreement. This claim is still pending judgment by the Argentine Supreme Court.

Regulations to Secure the Supply of Diesel Oil

Over the past several years, the Argentine government has passed various laws and adopted various initiatives aimed at guaranteeing the supply of diesel fuel to the domestic market.

One government initiative aimed at securing local supply exempts diesel fuel imports intended for domestic consumption from the fuel liquids and natural gas tax, as well as the diesel oil tax. The following laws exempted diesel fuel imports in the following amounts from such taxes: Law No. 26,022 (2005) – 500,000 m3; Law No. 26,074 (2006) – 800,000 m3 (subject to an additional exemption of 20% in 2007); Law No. 26,337 (2007) – 1,800,000 m3 (applicable in 2008, subject to an additional exemption of 20%). Exemptions under Law No. 26,337 are valid when the average monthly parity of diesel oil imports is not lower than the ex-refinery price of diesel oil (excluding all taxes except VAT). SE Resolution No. 151/08 has also applied these exemptions to the first 500,000 m3 of diesel fuel imported each year.

The Argentine government has also undertaken initiatives aimed at securing the supply of diesel fuel at subsidized, differential prices for regulated-rate public transportation service providers. Following Decree No. 675/03 (as amended by Decrees No. 159/04, 945/04, 280/05 and 564/05), several agreements were subsequently signed whereby refining companies agreed to supply diesel oil at lower than market prices, depending on the kind of services provided by the transportation companies. Decree No. 449/08 empowered the Jefe de Gabinete (Chief of Cabinet) to sign annual agreements extending the diesel fuel subsidy to transportation companies for the fiscal year 2008. As of the date of this Annual Report, the agreement signed between the Company and the Chief of Cabinet pursuant to Decree No. 449/08 is still applicable.

In exchange for providing diesel fuel at below market prices, refining companies that entered into agreements under Decree No. 449/08 had received direct compensation in the form of credit on export duties, equivalent to the difference between the net revenues from the sale of diesel oil at the subsidized price and the net revenues that would have been obtained from the sale of the same diesel oil volumes at market price. Refining companies that process crude oil they produce are entitled to direct compensation, calculated by deducting such compensation from any amount payable for export duties. The applicable rate is determined by the Chief of Cabinet and the right to compensation is determined by the SE.

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

Regulatory framework

Natural gas transportation and distribution companies operate in an “open access,” non-discriminatory environment under which producers, large users and certain third parties, including distributors, are entitled to equal and open access to the transportation pipelines and distribution systems. In addition, concessionaires may transport their own gas production pursuant to certain concessions granted under the Hydrocarbons Law.

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

Rate Regulation

Summary

Since the enactment of the Public Emergency Law and other emergency measures in early 2002, the regulatory framework of public utility tariffs has been radically modified, including regulation of gas transportation and distribution services. A patchwork of conflicting regulations is currently in effect. Although the general rules on tariffs described in this section remain in effect, in practice they have been supplemented by other laws described throughout this section (“Regulation of Our Business”). We cannot predict which rules and regulations will remain in place if and when conflicting regulations are revised.

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

UNIREN

The Public Emergency Law pesified tariffs for public utility services at a Ps. 1=U.S.$1 parity and prohibited tariff indexation. Additionally, it authorized the Argentine government to renegotiate public utility services contracts. This authority was later delegated by the Argentine government to the Ministry of Economy, which created, in July 2003, the UNIREN, for the purpose of assisting in the renegotiation process. The renegotiation of service contracts (several of which are still ongoing) must take into account the following criteria, among others:

•	impact of tariffs on economic competitiveness and on income distribution;

•	quality of services to be provided and/or the capital expenditure programs provided for in the contracts;

•	interest of customers and accessibility to services;

•	the safety of the systems; and

•	the company’s profitability.

On October 1, 2003, the Argentine Congress enacted a bill allowing the Argentine government to set public utility rates until the completion of the renegotiation process. TGS is in the process of re-negotiating a tariff structure with UNIREN. See “Item 4. Information on the Company—Gas and Energy—Gas and Transportation—TGS—Tariff Renegotiation process.”

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

Pursuant to Decree No. 181/04, in April 2004 the SE entered into an agreement with natural gas producers—approved by SE Resolution No. 208/04— that regulated the price of natural gas by sector, and that called for the complete deregulation of the wellhead price of natural gas by January 1, 2007. Under the April 2004 agreement, natural gas producers were required to provide minimum supply volumes to the local market, including (i) distributors for industrial users, (ii) clients of distributors, or new direct consumers, and (iii) local electric power generators. Additionally, this agreement called for producers to report all supply agreements to the SE.

In 2007, upon expiration of the 2004 agreement, the SE and the producers signed a new “Natural Gas Producers Agreement.” This agreement modified the proposed scope of gas price deregulation, and established set prices, under which the 2005 price is maintained for the residential segment, and an annual average increase is established at approximately 6.5% for the compressed natural gas, generation and industrial segments (though the price for gas in the industrial segment remains freely negotiable). The implementation of this agreement is staggered by segment and the last supply commitment to expire is that for residential supply, in December 31, 2011.

In 2008, the Argentine government introduced the “Gas Plus” program to create an incentive for producers participating in the aforementioned supply agreements to increase production in unexploited areas, areas under exploitation with particular geologic characteristics (e.g. “tight gas”), areas that had not been in production since 2004, or new fields in areas otherwise under production (SE Resolution No. 24/08). Gas produced in these new areas is not subject to the same conditions imposed by the aforementioned natural gas producers’ agreement, thus permitting more favorable pricing.

On May 23, 2005, pursuant to SE Resolution No. 752/05, the SE established a mechanism by which new direct consumers were entitled to buy natural gas directly from producers as from August 1, 2005. SE Resolution No. 1886/06 subsequently extended this mechanism through December 31, 2016. New direct consumers were allowed to buy natural gas in the electronic gas market, which was originally created for “spot” transactions but now permits long-term operations. In order to purchase gas in the electronic market, new direct customers were required to post irrevocable purchase orders that provided for: (i) terms of at least 36 months, (ii) prices of at least export parity, and (iii) volume of at least 1,000 m3 per day.

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

Since 2005, as part of the “Complementary Program to Supply Natural Gas to the Domestic Market”, the SE has requested that producers redirect natural gas targeted for export to supply thermal plants and gas distribution companies. These measures restricted our total volume of exported gas by a daily average of approximately 31,000 cubic meters in 2008, 420,000 cubic meters in 2007, 339,000 cubic meters in 2006 and 110,000 cubic meters in 2005, preventing us from benefiting from the higher margins offered by the export market. See “Item 3—Risk Factors—Factors Relating to Argentina—Limits on exports of hydrocarbons and related oil products have affected and may continue to affect our results of operations.”

Moreover, according to the Natural Gas Producers Agreement approved by Resolution No. 599/07, the export of natural gas is prohibited as long as domestic supply is not satisfied. A mechanism for the determination of export restrictions was also established.

The Public Emergency Law created a withholding tax on exports of hydrocarbons for five years from March 1, 2002, which was subsequently extended for five years from January 2007 pursuant to Law No. 26,217. The taxes withheld are deducted from the sales price of the exported hydrocarbons. In May 2004, a 20% withholding rate was imposed on gas exports. In July 2006, the Ministry of Economy increased the rate to 45% and instructed the customs administration to apply the price fixed by the framework agreement between Argentina and Bolivia (approximately U.S.$6 per million British thermal unit (“MMBtu”) in December 2007) as the reference price to calculate this tax, irrespective of the actual transaction price. In addition, on October 10, 2006, the Ministry of Economy imposed prevalent export duties on exports from the Tierra del Fuego province, which were previously exempted from taxes. Moreover, in May 2007 the Ministry of Economy increased to 25% the export duty on butane, propane and LPG.

Resolution No. 127/08 of the Ministry of Economy, effective July 11, 2008, increased export duties on natural gas exports from 45% to 100%, establishing a valuation basis for the calculation of the duty as the highest price established in any contract of any Argentine importer for the import of gas (including the reference price set by the framework agreement between Argentina and Bolivia). Resolution No. 127/08 provides with respect to LPG products that if the international price, as notified daily by the SE, is under the reference price, the applicable export duty for such product will be 45%. If the international price exceeds the reference price, the producer shall be allowed to collect the maximum amount established for the relevant product, the balance being withheld by the Argentine government as an export tax.

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

Liquefied Petroleum Gas

Prior to the enactment of Law No. 26,020 on April 8, 2005, the Argentine LPG market was regulated by the Hydrocarbons Law and regulations issued by the Undersecretary of Fuels. Under Resolutions No. 49/01 and No. 52/01, the SE was responsible for enforcing the rules and regulations applicable to the LPG industry and an LPG board, which reported to the “National Refining and Marketing Board”, which, in turn, reported to the Undersecretary of Fuels, was in charge of supervising and auditing the industry.

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

Resolution No. 168/05 of the Undersecretary of Fuels extends the domestic supply and export restrictions applicable to other hydrocarbons under Resolution SE 1,679/04 to LPG producers. However, as of the date of this Annual Report, domestic supply mandates and export restrictions have not been extended to the LPG market due to adequate domestic supply.

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

Electricity

Until 1990, virtually all of the electricity supply in Argentina was controlled by the public sector. In 1991, the Argentine government undertook the privatization of state-owned electricity generation, transmission and distribution companies. In January 1992, the Argentine congress enacted Law No. 24,065 (the “Regulatory Framework Law”), which established guidelines for the restructuring and privatization of the electricity sector. The Regulatory Framework Law which continues to provide the framework for regulation of the electricity sector, distinguished the generation, transmission and distribution of electricity as separate businesses and subjected each to respective regulatory regimes.

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

To address the electricity crisis the Argentine government has repeatedly intervened in and modified the rules of the MEM since 2002. These modifications include the imposition of caps on the prices paid by distributors for electricity power purchases (SE Resolution No. 8/02) and the requirement that all prices charged by generators be calculated based on the price of natural gas (which are also regulated by the Argentine government), regardless of the fuel actually used in generation activities (SE Resolution No. 240/03), which together has created a huge structural deficit in the operation of the MEM.

In December 2004, the Argentine government adopted new rules for the electricity market (SE Resolutions Nos. 826/04 and 712/04), to come into effect once the construction of two new 800 MW combined cycle generators has been completed. These two generators commenced commercial operations in open cycle during 2008 and in combined cycle during the first quarter of 2010. Construction is partially financed with credit balances of generators resulting from the spread between the sales price of energy and generation variable cost, which are transferred to the Fondo Para Inversiones Necesarias que permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (the fund for investments required to increase the electricity supply in the MEM, or “FONINVEMEM”).

Electricity generators accepted the opportunity under SE Resolution No. 1,427/04 to participate in the FONINVEMEM projects. PESA contributed 65% of its credits accrued in the MEM during the 2004—2006 period for the construction of the combined cycle generators mentioned above, and earned the right to be a shareholder in the companies in charge of these projects.

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

In 2006 the SE implemented the “Energy Plus Program” (SE Resolution No. 1281/06) to create an incentive for increased electricity generation. Projects implemented under the Energy Plus Program are not subject to market regulations regarding prices. Instead, prices can be freely negotiated between generators and users.

The Energy Plus Program seeks to increase electricity generation and satisfy domestic demand. For that purpose, CAMMESA requires that all large users (consuming more than 300kW) purchase their incremental demand (any volumes exceeding their 2005 consumption) from new generators under the Energy Plus Program.

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

CAMMESA is in charge of:

•	managing the SIN (defined below) pursuant to the Regulatory Framework Law and related regulations, which includes:

•	determining technical and economic dispatch of electricity in the national interconnection system (the “SIN”);

•	maximizing the system’s security and the quality of electricity supplied;

•	minimizing wholesale prices in the spot market;

•	planning energy capacity needs and optimizing energy use pursuant to the rules set out from time to time by the SE; and

•	monitoring the operation of the term market and administering the technical dispatch of electricity pursuant to any agreements entered into in such market;

•	acting as agent of the various MEM participants;

•	purchasing or selling electricity from or to other countries by performing the relevant import/export operations; and

•	providing consulting and other services related to these activities.

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

Generators

As of December 31, 2011, Argentina’s installed power capacity was 28,143 MW. Of this amount, 59% was derived from thermal generation, 37.4% from hydraulic generation and 3.6% from nuclear generation.

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

Export Taxes

In 2002, the Argentine government imposed customs duties on the export of hydrocarbons. Export tax rates on crude oil were increased to 20%, on butane, methane and LPG to 20% and gasoline and diesel fuel to 5%. In May 2004, Resolution No. 337/04 of the Ministry of Economy increased export duties on crude oil to 25%. These export tax rates were increased again in 2004, when the Ministry of Economy issued Resolution No. 532/04, establishing a progressive scheme of export duties for crude oil, with rates ranging from 25% to 45%, depending on the quotation of the WTI reference price at the time of the exportation. In addition, in May 2004, pursuant to Resolution No. 645/04 of the Ministry of Economy, an export duty on natural gas and natural gas liquids was established at a rate of 20%. In July 2006, the Ministry of Economy increased the rate to 45% and instructed the customs administration to apply the price fixed by the framework agreement between Argentina and Bolivia (approximately U.S.$6/mmBtu in December 2007) as the reference price to calculate this tax, irrespective of the actual transaction price. In addition, on October 10, 2006, the Ministry of Economy imposed prevalent export duties on exports from the Tierra del Fuego province, which were previously exempted from taxes. Moreover, in May 2007 the Ministry of Economy increased to 25% the export duty on butane, propane and LPG. There can be no assurance as to future levels of export taxes.

Resolution No. 394/07 of the Ministry of Economy, effective as of November 16, 2007, increased export duties on Argentine exports of crude oil and other crude derivatives. This regime provides that when the international price exceeds the reference price, which is fixed at U.S.$60.90 per barrel, the producer shall be allowed to collect U.S.$42 per barrel, the remaining being withheld by the Argentine government as an export tax. If the international price of Argentine oil exports (as defined by the regulator) is under the reference price but over U.S.$45 per barrel, a 45% withholding rate will apply to all amounts over U.S.$45. If such price is under U.S.$45 per barrel, the applicable export tax is to be determined within 90 business days. A similar withholding regime applies to exports of oil by-products such as gasoline, fuel oil and lube oils, with different cut-off and reference prices. Despite the drop in reference prices following July 2008, there has been no recalculation of the applicable export tax as of the date of this Annual Report.

Resolution No. 127/08 of the Ministry of Economy, effective July 11, 2008, increased export duties on natural gas exports from 45% to 100%, establishing a valuation basis for the calculation of the duty as the highest price established in any contract of any Argentine importer for the import of gas (including the reference price set by the framework agreement between Argentina and Bolivia mentioned above). Resolution No. 127/08 of the Ministry of Economy provides with respect to LPG products (including butane, propane and blends thereof) that if the international price of the relevant LPG product, as notified daily by the SE, is under the reference price established for such product in the resolution (U.S.$338/m3 for propane, U.S.$393/m3 for butane and U.S.$363/m3 for blends of the two), the applicable export duty for such product will be 45%. If the international price exceeds the reference price, the producer shall be allowed to collect the maximum amount established by the resolution for the relevant product (U.S.$223/m3 for propane, U.S.$271/m3 for butane and U.S.$250/m3 for blends of the two), the balance being withheld by the Argentine government as an export tax.

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

General Environmental Policy

The General Environmental Policy, enacted in November 2002, established minimum standards for the protection of the environment, the preservation of biological diversity and sustainable development.

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

With respect to hazardous waste liability, hazardous waste is considered to have inherent risk (a “risky thing” as contemplated by article 1,113 of the Argentine Civil Code), which means that the generator or handler of hazardous waste will only be exonerated from its liability to the extent it proves the victim’s or third parties’ negligence or willful misconduct. The law establishes severe civil and criminal sanctions for infringers.

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

The Venezuelan Constitution, in force since December 1999, contains provisions related to petroleum activity, including Article 12, which states that oil fields are property of the Venezuelan state, and Article 302, which reserves petroleum activity to the Venezuelan state. The Constitution gives Petróleos de Venezuela S.A. (¨”PDVSA”), a state-owned entity, responsibility for managing petroleum activity.

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

In 2008, the Venezuelan government enacted the “Law of Special Contribution to Extraordinary Prices at the Hydrocarbons International Market”, introducing a special tax payable by companies exporting or transporting liquid hydrocarbons and oil by-products outside Venezuela, to be applied when the average price of the basket of Venezuelan liquid hydrocarbons exceeded U.S.$70 per barrel.

In 2011, the abovementioned law was replaced, creating two special contributions, one for extraordinary prices and another for exorbitant prices, to be applied to the difference between the price set forth by the Venezuelan national budget and the monthly average of international prices of the basket of Venezuelan liquid hydrocarbons. These special contributions are recorded by mixed-ownership companies as selling expenses in their financial statements and negatively impact such mixed ownership companies´ earnings.

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

Bolivian Regulatory Framework

In Bolivia, the petroleum and gas industry is regulated by the System of Regulation by Sectors (SIRESE), which regulates, controls and supervises telecommunications, electricity, hydrocarbons, transportation and water activities, to ensure that they operate efficiently and protect the interests of users, service providers and the Bolivian state by contributing to the development of the country. In May 2005, a new hydrocarbons law, Law No. 3,058 was enacted, which, among other things, significantly increased taxes for companies in the industry. The law imposed an 18% royalty and a 32% direct tax on hydrocarbons applicable on 100% of production. These new taxes were imposed in addition to applicable taxes under applicable Law No. 843.

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

PESA (1)
Gas and Energy
Exploration & Production
Refining and Distribution
Electricity
Gas Transportation
Canadian Hunter (1) 100%
Atalaya Energy (1) 100%
Ecuadortlc (3) 100%
Petrobras Energia Colombia (4) 100%
Pesa Energía Mexico (5) 100%
PELSA (1) 19.2%
OCP (3) 11.42%
Oldelval (1) 23.1%
Petroritupano (2) 22%
Petrovenbras (2) 34.49%
Petrokarinã (2) 34.49%
Petrowayu (2) 36%
Refinor (1) 28.5%
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

Item 4A. UNRESOLVED STAFF COMMENTS

None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our audited consolidated financial statements and the notes to those audited consolidated financial statements. Our consolidated financial statements were prepared in accordance with Argentine GAAP, which differs in certain significant respects from U.S. GAAP. Note 21 to our audited consolidated financial statements provides a description of the principal differences between Argentine GAAP and U.S. GAAP, and Note 22 to our audited consolidated financial statements provides a reconciliation to U.S. GAAP of net income, shareholders’ equity and certain other selected financial data.

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

As of December 31, 2011, 2010 and 2009, we exercised joint control over the following companies:

•	CIESA, a company mainly engaged in the gas transportation business in southern of Argentina through its subsidiary, TGS.

•	Distrilec, a company engaged in the electricity distribution business in the southern area of the Federal Capital and twelve districts of the Province of Buenos Aires through EDESUR, its subsidiary.

As of December 31, 2008, we exercised joint control over PVIE, a holding company whose main asset is 99.79% of the capital stock of Petrobras Energía Perú S.A. In April 2009, we sold our 60% equity interest in PVIE to a subsidiary of our controlling shareholder, Petrobras. See “Item 7. Related Party Transactions.”

Even though we consolidate the results of CIESA and Distrilec proportionally in our financial statements, our management analyzes our results and financial condition separately from the results and financial condition of these companies. Accordingly, and in line with management’s view, we believe financial information without proportional consolidation of CIESA and Distrilec is useful to investors in evaluating our financial condition and results of operations. Unless otherwise provided, the discussion below is presented on the basis of our consolidated financial data without proportionally consolidating CIESA or Distrilec, and, therefore, is not directly comparable to the corresponding financial data set forth in our audited consolidated financial statements. For the results of CIESA and Distrilec (both of which are presented under proportional consolidation in our audited consolidated financial statements) please refer to our discussion under “Analysis of Consolidated Results of Operations—Equity in Earnings of Affiliates.”

OVERVIEW

PESA is an integrated energy company engaged in:

•	Exploration and production of oil and gas;

•	Refining and Distribution;

•	Petrochemicals; and

•	Gas and Energy.

Our long-term strategy is to grow as an integrated energy company in Argentina, while being a leader in profitability as well as social and environmental responsibility.

Our principal place of business has historically been Argentina, but we also conducted operations in Venezuela, Bolivia, Ecuador and Mexico as of December 31, 2011. Approximately 84% of our total assets, 94% of our net sales, 87% of our combined crude oil and gas production and 84% of our proved oil and gas reserves were located in Argentina as of December 31, 2011. Fluctuations in the Argentine economy and actions adopted by the Argentine government have had and will continue to have a significant effect on Argentine private sector entities, including us. See “Item Key Information—Risk Factors.”

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

a) Value of the Peso Against Foreign Currencies

As of December 31, 2011, the peso-U.S. dollar rate of exchange was Ps. 4.30 per U.S. dollar, compared to Ps. 3.98 and Ps. 3.80 per U.S. dollar as of December 31, 2010 and 2009, respectively.

As of December 31, 2011 and 2010, a significant portion of our financial debt was denominated in U.S. dollars.

The effect on our results of operations of changes in the exchange rate relating to our financial debt is partially mitigated by net investments in foreign operations denominated in foreign currency which are disclosed under “Deferred Results” within Shareholders’ Equity.

With the accounting considerations stated, the exchange differences for fiscal years 2011, 2010 and 2009 accounted for gains of Ps. 143 million and Ps. 55 and a loss of Ps. 141 million, respectively (excluding proportional consolidation of CIESA and Distrilec).

See “Item 3 – Key Information – Fluctuations in the value of the peso may adversely affect the Argentine economy, our financial condition and the results of operations.”

b) Inflation

Historically, the Argentine economy has exhibited significant volatility, characterized by periods of high inflation. The FACPCE, on an ongoing basis, estimates whether Argentina is in an inflationary or deflationary environment.

The CNV, through General Resolution No. 441, mandated that as from March 1, 2003 all financial statements of reporting Argentine companies should be stated in nominal currency. If inflation accounting were reinstated, financial statements would have to be stated in constant currency.

In 2011, 2010 and 2009, consumer price indexes, according to statistics prepared by the National Institute of Statistics and Census, reflected an inflation of 9.5%, 10.9% and 7.7%, and wholesale price indexes rose 12.7%, 14.5% and 10.3%, respectively, also according to INDEC.

In the past, inflation has materially undermined the Argentine economy and the government’s ability to stimulate economic growth. Sustained inflation in Argentina, without a corresponding increase in the price of products sold by us in the domestic market, would have an adverse effect on our results of operations and financial position.

Inflation could also adversely affect comparability among the different periods presented herein. See “Item 3 – Key Information – Inflation may escalate and undermine economic growth in Argentina and adversely affect our financial condition and results of operations.”

2) Regulation of the Energy Industry in Argentina

Over the past several years, except for the period that followed the global financial crisis in the third quarter of 2008, commodity prices experienced an extended period of sustained increases. In response, the Argentine government imposed a series of regulations, particularly focused on the energy sector, aimed at reducing the impact of inflationary pressures from high commodity prices and seeking to ensure energy supplies to the domestic market.

These regulations have affected our competitiveness and results of operations. See “Risk Factors —Factors related to Argentina —Inflation may escalate and undermine economic growth in Argentina and adversely affect our financial condition and results of operations.”

a) Natural Gas

In 2007, the Argentine government and producers signed a new Natural Gas Producers Agreement whose main goals were to secure the supply of the domestic demand for gas and the gradual recovery in prices in all market segments.

As regards the first goal, the agreement established domestic market supply commitments for each producer. The agreement was approved by SE Resolution No. 599/07 and provided for successive maturities for each sector, with the residential supply commitment expiring last in 2011. As a result, each segment’s market share was uniformly distributed among producers and regulated prices remained low for the above mentioned segments.

In addition, the above resolution established that natural gas producers’ commitments to supply the CNG and power plant market segments would terminate on December 31, 2009. However, the SE decided to unilaterally extend such supply commitments, which are still in force.

As regards the second goal, the gradual recovery in prices, the power plant segment experienced the highest increase. In the case of the Residential and CNG segments, however, as of the date of this Annual Report prices did not increase significantly, which had a negative impact on natural gas marketing.

In January 2007, through SE Resolution No. 1,886, the SE confirmed that hydrocarbon exports are contingent upon adequate satisfaction of domestic demand and that exports sales have to be authorized on a case-by-case basis by the Argentine government. These measures prevent us from benefiting from the higher margins offered by the export market.

Within the scope of the long-term gas supply agreements entered into between the governments of Argentina and Bolivia whereby a gas price of U.S.$5/MMBtu was initially established subject to adjustment pursuant to a formula based on international price references for gas and its by-products, gas imports were placed under the responsibility of ENARSA. In order to avoid the impact of the increase on domestic consumers, the Argentine government required that the increase in import gas prices be passed through to exports, through the rise in withholdings.

In September 2008, through SE Resolution No.1,070/08, the Argentine government approved an Agreement with natural gas producers for the reduction in the price of 10 kg. butane cylinders. This agreement resulted in an increase in natural gas prices of 15% for residential users, 8% for CNG and 13% for electricity generation. The reduction in LPG sales price is financed with contributions by producers, originally equivalent to 65% of the price increase resulting from the above resolution, and subsequently equivalent to 100% as from December 2008. Under SE Resolution No. 1,417/08, an 80% increase was imposed on the price applicable to a sector of the R3 residential segment as from November 2008. The Natural Gas Producers Supplementary Agreement approved by SE Resolution No. 1070/08 was renewed for 2010 and 2011. The Third Addendum to this Agreement will be signed early in 2012.

In addition, a trust fund was created (Decree No. 2,067/08) to cover natural gas imports required to secure supply of the domestic market. The resulting expenses will be borne by users of the transportation and/or distribution regulated services, by natural gas processing companies and by gas consumers receiving gas directly from producers without using natural gas transportation or distribution systems.

In August 2009, the Argentine government and natural gas producers signed a “social peace” agreement which provided that such companies should maintain the production activity level in exchange for an improvement in the wellhead price of natural gas for the Power Plant segment, which would result in a 30% increase in such sector.

In October 2010, through ENARGAS Resolution I1410, the natural gas delivery method was modified, placing a priority on the supply of the residential and CNG segments. As a result, each distribution company was able to request volumes on a daily basis above volumes committed under the Natural Gas Producers Agreement (SE Resolution No. 599/07). This resolution had a negative impact on the natural gas business since it implies delivering a higher volume to the prioritized demand.

Finally, in November 2011, through ENARGAS Resolution No. 1,982, the amount to be received by the trust fund created under Decree No. 2,067/08 was increased as from December 2011 consumptions, and the consumer base falling within the scope of the resolution was broadened. Subsequently, ENARGAS Resolution No. 1,991 detailed large consumers falling within the scope of such resolution and provided for the method to request for exclusion, if applicable. Consumption of natural gas at Bahía Blanca Refinery in connection with oil refining activities, and at Cóndor and Barda Las Vegas plants, in Santa Cruz, in connection with natural gas processing fell within the scope of the above resolution.

For the year 2011, natural gas producers jointly negotiated an agreement with ENARGAS in order to allocate regasified gas from LNG imports by vessel in Bahía Blanca. This agreement resulted in the allocation of 765 Mm3/day of natural gas for Petrobras Argentina for the May-September 2011 period.

b) Withholding Taxes on Exports

The Public Emergency Law established withholding taxes on exports of hydrocarbons to last for five years from March 1, 2002, which was subsequently extended for five years from January 2007 pursuant to Law No. 26,217. The taxes withheld are deducted from the sales price of the exported hydrocarbons.

Effective November 2007, Resolution No. 394/07 issued by the Ministry of Economy provided for a new method for calculating withholding taxes on exports of crude oil and certain oil by-products. Under this new method, when the international price for crude oil exceeds U.S.$60.90 per barrel, an incremental withholding tax rate is applied to crude oil exports, capping the price the producer receives at U.S.$42 per barrel. When the international price for crude oil ranges between U.S.$45 and U.S.$60.90 per barrel, a 45% withholding tax is applied. If the international price for crude oil decreases below U.S.$45 per barrel, the authorities are required to set new rates within 90 days. A similar withholding regime applies to exports of oil by-products such as gasoline, fuel oil and lubrication oils, with different cut-off and reference prices. This new tax regime had a negative impact on our Refining and Distribution business unit, particularly on exports of fuel oil, VGO and gasoline.

In March 2008, the Ministry of Economy issued Resolution No.127/08, amending Resolution No. 534/06, and imposing a 100% withholding tax on natural gas exports, based upon the highest price set for natural gas under any applicable agreement for natural gas imports into Argentina. Under this resolution, taxes on natural gas exports are equal to the cost of natural gas imported into Argentina. We have negotiated new contractual terms with our foreign customers to pass along the economic effect of these increased withholdings. In addition, under Resolution No.127/08, the method for calculating withholding taxes on exports of crude oil, as explained above, is also applicable to LPG. See “Risk Factors—Factors relating to Our Business —Export taxes on our products have negatively affected, and may continue to negatively affect, the profitability of our operations.”

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

During the 2007—2010 periods, some flexibility was reintroduced to the domestic market that allowed gradual increases in fuel prices, which facilitated a partial recovery in our margins. In March 2008, the Argentine government announced that beginning in April 2008, domestic fuel prices would be adjusted taking into account a target inflation rate. We have not received any assurance from the government, and can provide you with no assurance, that the price adjustments will match real inflation rates or on how long this measure will remain in force. In August 2010, under Secretary of Domestic Trade Resolution No. 295/10 oil prices in the domestic market reverted back to prices as of July 31, 2010. However, in December 2010 this rule was repealed by Resolution No. 543/10 issued by the Secretary of Domestic Trade. Subsequently, Resolution No. 13/11 reverting oil prices to January 28, 2011 levels was published on February 2, 2011, which was also repealed by Resolution No. 46/11 issued by the Secretary of Domestic Trade in March 2011.

Since November 2007, upon approval of Ministry of Economy Resolution No. 394/07, our downstream business margin has declined significantly, as the new withholding taxes on exports were significantly higher than those previously in place, with the greatest impact on fuel oil, VGO and gasoline exports. In addition, the Argentine government imposed new requirements for oil and fuel exports, which led to greater delays and restrictions in the processing of export permits.

Business margins were also affected by Resolution No. 25/06 of the Secretary of Domestic Trade, which required refining companies to fully satisfy domestic demand for diesel oil. In 2006, 2007 and 2008, demand grew, but Argentine refineries were unable to significantly increase production levels as they were operating at levels close to their maximum installed capacity. We imported 202,000 cubic meters of diesel oil in 2008, compared to 208,000 cubic meters in 2007. Considering the gap between import and retail diesel oil prices, we recognized losses of Ps. 151 million and Ps. 106 million in 2008 and 2007, respectively.

Early in 2008, under Resolution No. 121/08 of the Ministry of Federal Planning, we were able to import diesel oil at domestic market prices under the PET, which provided that the Argentine government would be responsible for the difference between domestic market prices and international prices. This significantly mitigated our losses incurred as a result of the implementation of Resolution No. 25/06 of the Secretary of Domestic Trade. In the future, subject to our plants’ production capacity and market growth levels, we could be required to continue importing diesel oil under Resolution No. 25/06, with a probable adverse effect on our results, as we do not have any assurance that the government will bear the losses derived from diesel oil imports in the future, as it did while Resolution No. 121/08 of the Ministry of Federal Planning was effective.

Under Law No. 26,074, diesel oil imports and sales in the domestic market of volumes imported during 2006 and 2007 were exempted from tax on liquid fuels and natural gas and from tax on diesel oil and other taxes. The SE issued several resolutions proposing hydrocarbon market operators to participate in this regime. Nevertheless, during the second half of 2010 tax-exempt diesel oil import quotas were exceeded, which obliged us to perform non-exempt imports of approximately 41,000 cubic meters, with a negative impact on our business margins. In 2011, PESA made use of this tax exemption and imported 189,000 cubic meters of diesel oil.

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

In an effort to reduce the Stabilization Fund deficit, the Argentine government initially made contributions to the fund and reinstated seasonal adjustments, recognizing some of the increased costs resulting from the recovery of natural gas prices in the determination of wholesale spot prices. Subsequently, the SE encouraged MEM creditors to participate in investments in electric power generation in order to increase the available supply of electric power generation in Argentina. For this purpose, two investment funds were organized, FONINVEMEM I and II. The financing of FONINVEMEM I and II was made through the contribution of 65% and 50% of the credit balances recorded in 2004-2006 and in 2007, respectively, resulting from the spread between the selling price of energy and the variable generation cost in the spot market. The total contribution by all wholesale electric market private creditors is estimated at U.S.$530 million for all periods, of which PESA contributed U.S.$55 million, dedicating U.S.$39 million to FONINVEMEM I and U.S.$16 million to FONINVEMEM II.

On October 17, 2005, under the terms of SE Resolution No. 1,193, PESA and other MEM creditors formally announced their decision to manage the construction, operation and maintenance of two power plants of at least 800 MW each, the Termoeléctrica Manuel Belgrano and Termoeléctrica José de San Martín plants. Construction costs of both plants are estimated at approximately U.S.$1.3 billion and are to be funded with the contributions to FONINVEMEM I and II, with an additional charge imposed on consumers and with contributions from the Argentine government.

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

When the additional capacity contributed by FONINVEMEM is brought into the system, it is anticipated that the electricity market will return to more competitive market conditions and will have adequate supply. Once this happens, the SE plans to compensate energy producers at the marginal cost of electricity produced, as established in the spot market, and for capacities and at values in U.S. dollars as existed prior to the Public Emergency Law. As of the date of this Annual Report, maximum spot prices set under SE Resolution 406/03 at 120 Ps./MWh are still in force.

In 2008, as a consequence of the increasing deficit in the Stabilization Fund, CAMMESA’s debt with generation agents, including us, gradually increased. Therefore, generation companies only received payment from CAMMESA for variable production costs and for power and services such as the primary frequency response system, but not for the margin (between the spot price and the variable production cost) on sales to the spot market. For the purpose of remedying this situation and securing generation supply, the SE issued Resolution 724/08 aimed at improving the collection priority of generation companies. Under this resolution, generation companies were able to submit projects for the expansion of the lifespan and/or generation capacity of their units for the purpose of ensuring priority in the collection of credit balances owed by CAMMESA.

As of December 31, 2009, the funds contributed by the Company to FONINVEMEM II had been fully recovered through investment in additional electricity generation projects under SE Resolution No. 564/07, whereby the Company built Genelba Plus, a 165 MW thermoelectric plant close to the existing Genelba power plant. In addition, as of December 31, 2010, PESA had an outstanding credit owed to it by CAMMESA totaling Ps. 295 million for electricity generated by it and sold to the spot market.

During 2010, several resolutions were approved to improve the operating margins of electricity generators. Under SE Notes No.6,169 and 6,866 CAMMESA was instructed to accept assignment as from May 1, 2010 of gas and transportation agreements by electric power generators, to centralize and optimize delivery of natural gas to the electricity generation sector. In exchange, a gross margin is accrued to electricity generators as if generation were performed with natural gas, regardless of the fuel used SE Resolution No. 7,548 applicable to energy sold pursuant to the Energy Plus Program was subsequently published and pursues the same objective.

On November 25, 2010, an agreement was entered into between generators and the SE to start readjustment of the MEM and comply with SE Resolution No.1,427/04. Pursuant to this agreement, generators expect to start receiving a higher fee for the monthly generation capacity availability, regardless of the actual dispatches to the SIN. In addition, higher operation and maintenance costs will be recognized according to fuel used for generation. Generators, in turn, undertook to continue with their maintenance investment plans and to make investments with the proceeds from sales which generated the credit with CAMMESA before mentioned.

In November 2011, a new seasonal price was approved for the November 2011-April 2012 period, reflecting values close to actual market costs. In subsequent resolutions, regulatory entities jointly started to reduce subsidies previously granted to certain industrial, commercial and residential sectors. These measures basically aim at providing greater predictability to market agents and supporting an economic and financial readjustment of economic transactions in the WEM.

e) Regulation of Utilities

The Public Emergency Law pesified tariffs for public utility services at a Ps. 1=U.S.$1 parity and prohibited the increase of these tariffs based on indexation factors. In addition, the Argentine government was authorized to renegotiate the terms of contracts relating to the provision of public utility services, taking into account the following criteria: (i) the impact of tariffs on economic competitiveness and on income distribution; (ii) the quality of services to be provided and/or the capital expenditure programs provided for in the contracts; (iii) the interest of customers and accessibility to services; (iv) the safety of the system; and (v) the companies’ profitability.

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

f) CIESA’s Debt Restructuring Process

Due to the Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law, CIESA did not pay at maturity, in April 2002, either the principal and the last interest installment, or the cap and collar, of its interest rate agreements. See “Item 4. Information on the Company—Gas and Energy— Gas Transportation— TGS—Our Interest in TGS and Corporate Developments” for further detail on the restructuring of CIESA’s financial debt.

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

Additionally, CVP recognized a divisible and transferable credit in favor of PESA in the amount of U.S.$88.5 million, which does not accrue interest, but could be applied toward acquisition bonds for any new mixed-ownership company project for oil exploration and production activities, or licenses for gas exploration and production operations in Venezuela. Once the milestones required for recognition of the credit by PDVSA were reached, as of December 31, 2006, we recorded the credit at its estimated recoverable value of Ps. 180 million. As of December 31, 2007, since no projects for which the aforementioned credit was eligible for investment had materialized, our efforts to transfer the credit to third parties had been unsuccessful and alternative uses of the credit could not be anticipated, we recorded a writedown to reflect carrying value of such credit to zero.

As of December 31, 2011 the book value of our direct and indirect interest in Venezuelan mixed-ownership companies, net of impairment charges, is Ps. 2.4 billion. The recoverability of these investments is highly sensitive to crude oil price volatility, to economic, social and regulatory changes in Venezuela and, particularly, to the decisions made by management of the mixed-ownership companies. Decreases in crude oil prices, fluctuations in economic conditions, the adoption of more restrictive measures by the Venezuelan government, and decisions by mixed-ownership companies to limit the development of reserves could adversely affect the valuation of the recoverability of our investment in these companies and, consequently, our income. As a result of the aforementioned variables, in the years ended December 31, 2011, 2010 and 2009, we recorded writedowns of Ps. 294 million, Ps. 212 million (which includes a loss of Ps. 208 million related to our equity in earnings of affiliates) and Ps. 281 million, respectively, related to our assets in Venezuela.

See “Item 4. Oil and Gas Exploration and Production—Production—Production Outside Argentina—Venezuela”, and “Item 3. Risk Factors—Factors relating to Our Business—Our activities may be adversely affected by events in countries in which we do business.”

4) Commodities Prices

Our results of operations and cash flows are exposed to risks related to the volatility of international prices, mainly crude oil and oil-related product prices.

International prices for crude oil have fluctuated significantly over the last ten years. Changes in crude oil prices usually entail changes in the price for oil-related products.

During 2011, the price of WTI reference crude oil averaged U.S.$95.0 per barrel, accounting for a 20% rise compared to 2010 and the second annual historical record for this type of oil. (UK) Brent oil reached an annual historical peak of U.S.$111.40 per barrel, showing less volatility during the year than WTI. The higher premium for Brent dragged the prices not only of other world’s exportable crude oils but also of refined products.

5) Oil and Gas Production in Argentina

Oil and gas reserves in Argentina have followed a downward trend in recent years. During the fiscal year ended December 31, 2011, according to the SE, oil production in Argentina declined to an average of 572,440 barrels per day, a 6% decrease compared to 2010. Gas production decreased by 2% to 4.5 billions of cubic feet. Our oil and gas production accounted for approximately 7% and 6% of total oil and gas production in Argentina, respectively.

In this context, our oil and gas reserves in Argentina, net of additions, declined 9% in 2011 and 12% in 2010. Our production dropped 1% in 2011 and 8% in 2010.

The Company’s business plan provides for exploration investments in Argentina.

Due to risks inherent to exploration activities, our management cannot assure you that this downward trend in our Argentine reserves will be reversed.

6) Operations in Ecuador

As from 2006 the Ecuadorian government introduced sweeping tax and regulatory reforms in the hydrocarbon sector which resulted in significant changes to the terms and conditions set forth at the time of execution of the participation agreements.

See “Item 4. Oil and Gas Exploration and Production—Production—Production Outside Argentina—Ecuador”, and “Item 3. Risk Factors—Factors relating to Our Business—Our activities may be adversely affected by events in countries in which we do business.”

7) Sale of Petrobras Argentina’s Interest in PVIE

In December 2007, we sold to PIB BV 40% of our equity interest in PVIE a holding company whose main asset, through its 99.79% held in Petrobras Energía Perú S.A., is Lote X.

The agreed sale price was U.S.$423.3 million and also includes an earn-out payment in our favor that reflects the market value of the “Kinteroni Prospect” or, alternatively, the non-participation of buyer and the respective compensation. Such earn out, still being negotiated by the parties, results from the gas and condensate discovery made at Kinteroni Prospect in Lote 57 in January 2008. For more information on the risks involved with this project as well as other details regarding the above mentioned operation, see “Item 3. Risk Factors—Factors Relating to Our Business—Our activities may be adversely affected by events in countries in which we do business” and “Risk Factors—Factors Relating to Our Business—Our crude oil and natural gas reserve estimates involve some degree of uncertainty and may prove to be incorrect over time” and “Item 7. Related Party Transactions.”

In April 2009, we sold our 60% remaining equity interest in PVIE to PIB BV, for total consideration of U.S.$619.4 million. As a result of this transaction, we recognized income before income tax of Ps. 1.6 billion.

The assignment of our interest in PVIE enabled us to optimize our asset portfolio, adjusting exploratory investments to amounts in line with our business plan.

8) Changes in Our Oil and Gas Exploration and Production Portfolio

During the second quarter of 2010, the Company returned the Tibú field, located in the Catatumbo basin in Colombia (see Note 3.2 to the audited consolidated financial statements).

In November 2010, the Company ceased to be the Operator of Block 18 and Palo Azul Unified Field (see Item 6 above – Operations in Ecuador).

On December 2011, the Company relinquished 100% of the CAA-40 block and also relinquished its interests in the CAA-46 block, in the offshore Malvinas basin.

9) Sale of the Fertilizers Business

In November 2009, the Company approved the sale of the fertilizers business to Bunge Argentina S.A. (“Bunge”). In January 2010, upon execution of the respective agreements, all tangible assets, brands, commercial network and personnel were transferred to Bunge.

10) Divestment of Innova

On March 31, 2011, we agreed to sell our interest in Innova to Petrobras for a price of U.S.$332 million. This transaction is in line with the Company’s strategy to prioritize its activities in Argentina. See “Item 7. Major shareholder and related party transactions – Related party transactions – Sale of companies.”

11) Divestment of the San Lorenzo refinery and other assets associated with the Refining and Distribution business segment

On May 4, 2010, the Company’s Board approved the terms and conditions of the agreement for the sale of the San Lorenzo refinery, the loading and unloading facilities and the associated fuel sales network to Oil Combustibles, the transfer to the buyer took place on May 2, 2011, although the transaction remains subject to approval by the CNDC (see Note 6.3 to the separate financial statements). See “Item 4. Refining and Distribution – Refining Division – Sale of the San Lorenzo refinery, related facilities and sales network.”

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

	With proportional consolidation For the year ended December 31,			Without proportional consolidation of CIESA and Distrilec For the year ended December 31, (Unaudited)
	2011	2010	2009	2011	2010	2009
	(millions of pesos)
Net sales	14,278	14,442	11,972	12,361	12,652	10,217
Cost of sales	(11,025)	(10,806)	(8,858)	(9,552)	(9,535)	(7,714)

Gross Profit	3,253	3,636	3,114	2,809	3,117	2,503
Administrative and selling expenses	(1,708)	(1,746)	(1,668)	(1,362)	(1,488)	(1,432)
Exploration expenses	(391)	(190)	(336)	(391)	(190)	(336)
Other operating expenses, net	(560)	(258)	(192)	(524)	(177)	(159)

Operating income	594	1,442	918	532	1,262	576

Equity in earnings of affiliates	223	156	210	244	120	198
Financial gains (expenses) and holding gains (losses), net	(317)	(401)	(701)	(139)	(232)	(499)
Other (expenses) income, net	189	(357)	1,288	189	(357)	1,304

Income before income tax and minority interest in subsidiaries	689	840	1,715	826	793	1,579

Income tax provision	7	(201)	(726)	(121)	(177)	(653)

Minority interest in subsidiaries	8	(29)	(64)	(1)	(6)	(1)

Net income	704	610	925	704	610	925

The following tables set out net sales, gross profit and operating income for each of our business segments for the years ended December 31, 2011, 2010 and 2009, including proportional consolidation, which is required by Argentine general accounting standards, but excluding the proportional consolidation of CIESA and Distrilec. Our management analyzes our results and financial condition separately from the results and financial conditions of these companies, as we believe financial information excluding their proportional consolidation is useful to investors in evaluating our financial condition and results of operations. See “ — Proportional Consolidation and Presentation of Discussion” and “ — Reconciliation Tables.” Net sales eliminations relate to intersegment sales. Gross profit eliminations relate to adjustments related to intersegment sales and costs associated with such sales. Intersegment transactions are made at market prices.

The business segment year-to-year comparisons that follow the table include intersegment sales.

With Proportional Consolidation

	For the year ended December 31,
	2011	2010	2009
	(in millions of pesos)
Net sales (1)

Oil and Gas Exploration and Production	4,144	3,661	3,317
Refining and Distribution	7,933	7,345	5,628
Petrochemicals	2,478	3,506	2,928
Gas and Energy (2)	4,253	3,716	3,274
Corporate and Eliminations (3)	(4,530)	(3,786)	(3,175)

Total	14,278	14,442	11,972

Gross Profit (loss) (4)

Oil and Gas Exploration and Production	1,202	1,254	1,029
Refining and Distribution	702	781	509
Petrochemicals	399	700	576
Gas and Energy (2)	1,010	928	957
Corporate and Eliminations (3)	(60)	(27)	43

Total	3,253	3,636	3,114

Operating Income (loss)

Oil and Gas Exploration and Production	343	704	329
Refining and Distribution	138	251	57
Petrochemicals	199	333	262
Gas and Energy (2)	600	570	639
Corporate and Eliminations (3)	(686)	(416)	(369)

Total	594	1,442	918

(1)	Royalties with respect to the oil and gas business in Argentina and Perú (in the case of the latter, only until April 2009) are accounted for as a cost on production and are not deducted in determining net sales.
(2)	This segment includes Electricity and Gas Transportation.
(3)	Eliminations correspond to sales between our business units and their associated costs.
(4)	Net sales less cost of sales.

Without Proportional Consolidation (Unaudited)

	For the year ended December 31,
	2011	2010	2009
	(in millions of pesos)
Net Sales (1)

Oil and Gas Exploration and Production	4,144	3,661	3,317
Refining and Distribution	7,933	7,345	5,628
Petrochemicals	2,478	3,506	2,928
Gas and Energy (2)	2,336	1,926	1,519
Corporate and Eliminations (3)	(4,530)	(3,786)	(3,175)

Total	12,361	12,652	10,217

Gross Profit (loss) (4)

Oil and Gas Exploration and Production	1,202	1,254	1,029
Refining and Distribution	702	781	509
Petrochemicals	399	700	576
Gas and Energy (2)	566	409	346
Corporate and Eliminations (3)	(60)	(27)	43

Total	2,809	3,117	2,503

Operating Income (loss)

Oil and Gas Exploration and Production	343	704	329
Refining and Distribution	138	251	57
Petrochemicals	199	333	262
Gas and Energy (2)	538	390	297
Corporate and Eliminations (3)	(686)	(416)	(369)

Total	532	1,262	576

(1)	Royalties with respect to the oil and gas business in Argentina and Peru (in the case of the latter, only until April2009) are accounted for as a production cost and are not deducted in determining net sales.
(2)	This segment includes Electricity and Gas Transportation.
(3)	Eliminations correspond to sales between our business units and their associated costs.
(4)	Net sales less cost of sales.

YEAR ENDED DECEMBER 31, 2011 COMPARED TO YEAR ENDED DECEMBER 31, 2010

Net income: Net income for 2011 fiscal year increased Ps. 94 million, or 15.4%, to Ps. 704 million from Ps. 610 million in 2010.

Net sales: Net sales for 2011 decreased by Ps. 164 million (or 1.1%), to Ps. 14.3 billion from Ps. 14.4 billion in 2010. Net sales for 2011 include Ps. 818 million and Ps. 1.15 billion attributable to our share of the net sales of CIESA and Distrilec, respectively, net of intercompany sales of Ps. 54 million. Net sales for 2010 fiscal year include Ps. 749 million and Ps. 1.1 billion attributable to our share of the net sales of CIESA and Distrilec, respectively, net of intercompany sales of Ps. 55 million.

Excluding the proportional consolidation of CIESA and Distrilec, net sales decreased by Ps. 291 million (or 2.3%) during 2011 to Ps. 12.3 billion from Ps. 12.7 billion in 2010. This decline is mainly attributable to a decrease of Ps. 1.0 billion in sales for the Petrochemicals segment as a consequence of the sale of our Innova operations in Brazil, partially offset by increases of Ps. 588 million, Ps. 483 million and Ps. 410 million in sales attributable to the Refining and Distribution, Oil and Gas Exploration and Production and Gas and Energy business segments, respectively, during 2011. Intercompany sales totaled Ps. 4.5 billion in 2011 and Ps. 3.8 billion in 2010. Most of these sales were attributable to the Oil and Gas Exploration and Production, Refining and Distribution and Gas and Energy business segments.

Gross profit: Gross profit for 2011 decreased by Ps. 383 million (or 10.5%), to Ps. 3.2 billion from Ps. 3.6 billion in 2010. Gross profit for 2011 includes Ps. 353 million and Ps. 91 million attributable to our share of the gross profit of CIESA and Distrilec, respectively. Gross profit for 2010 includes Ps. 326 million and Ps. 196 million attributable to our share of the gross profit of CIESA and Distrilec, respectively.

Excluding the proportional consolidation of CIESA and Distrilec, gross profit for 2011 fiscal year decreased by Ps. 308 million (or 9.9%), to Ps. 2.8 billion from Ps. 3.1 billion in 2010. This decline is mainly attributable to a decrease of Ps. 301 million in the Petrochemicals business segment as a consequence of the sale of our Innova operations in Brazil and, to a lesser extent, a decline of Ps. 79 million and Ps. 52 million in gross profit for the Refining and Distribution and Oil and Gas Exploration and Production business segments, respectively, during 2011. Conversely, gross profit for the Gas and Energy business segment improved by Ps. 157 million in 2011.

Administrative and selling expenses: Administrative and selling expenses decreased by Ps. 38 million (or 2.2%), to Ps. 1.71 billion for 2011 from Ps. 1.74 billion in 2010. Administrative and selling expenses for 2011 include Ps. 80 million and Ps. 266 million attributable to our share of the administrative and selling expenses of CIESA and Distrilec, respectively. Administrative and selling expenses for 2010 include Ps. 63 million and Ps. 195 million attributable to our share of the administrative and selling expenses of CIESA and Distrilec, respectively.

Excluding the proportional consolidation of CIESA and Distrilec, administrative and selling expenses decreased Ps. 126 million (or 8.5%), to Ps. 1.36 billion for 2011 compared to Ps. 1.49 billion in 2010, attributable mainly to the decrease in administrative and selling expenses of our Petrochemicals business segment as a consequence of the sale of our styrenics business in Brazil during 2011.

Exploration expenses: Exploration expenses increased by Ps. 201 million for 2011 to Ps. 391 million, from Ps. 190 million in 2010. See “Oil and Gas Exploration and Production.”

Other operating expenses, net: Other operating expenses, net increased by Ps. 302 million during 2011, to Ps. 560 million from Ps. 258 million in 2010. Other operating expenses, net for 2011 include losses of Ps. 3 million and Ps. 33 million attributable to our share of other operating expenses, net of CIESA and Distrilec, respectively. Other operating expenses, net for 2010 include losses of Ps. 62 million and Ps. 19 million attributable to our share of other operating expenses, net of CIESA and Distrilec, respectively.

Excluding the proportional consolidation of CIESA and Distrilec, other operating expenses, net, totaled Ps. 524 million and Ps. 177 million losses in 2011 and 2010, respectively, mainly as a consequence of higher environmental expenses relating to water and soil remediation works throughout all business segments.

Operating income: Operating income decreased by Ps. 848 million (or 58.8%) for 2011, to Ps. 594 million from Ps. 1.4 billion in 2010. Operating income for 2011 includes a gain of Ps. 270 million and a loss of Ps. 208 million attributable to our share of the operating income of CIESA and Distrilec. Operating income for 2010 includes a gain of Ps. 198 million and a loss of Ps. 18 million attributable to our share of the operating income of CIESA and Distrilec.

Excluding the proportional consolidation of CIESA and Distrilec, operating income dropped by Ps. 730 million (or 57.8%), to Ps. 532 million from Ps. 1.2 billion in 2010. This decline is mainly attributable to lower operating income in the Oil and Gas Exploration and Production, Petrochemicals and Refining and Distribution business segments, partially offset by an increase of operating income in the Gas and Energy segment.

Equity in earnings of affiliates: Equity in earnings of affiliates increased by Ps. 67 million (or 42.9%), to Ps. 223 million during 2011 from Ps. 156 million in 2010. Excluding the proportional consolidation of CIESA and Distrilec, equity in earnings of affiliates increased Ps. 124 million, (or 103.3%), to Ps. 244 million during 2011 from Ps. 120 million in 2010. See “Analysis of Equity in Earnings of Affiliates.”

Financial expenses and holding losses: Financial expenses and holding losses decreased by Ps. 84 million (or 20.9%), to Ps. 317 million during 2011 from Ps. 401 million in 2010. Financial expenses and holding losses for 2011 include financial expenses of Ps. 161 million and Ps. 16 million attributable to our share of the financial expenses and holding losses of CIESA and Distrilec, respectively. Financial expenses and holding losses for 2010 include financial expenses of Ps. 152 million and Ps. 17 million attributable to our share of the financial expenses and holding losses of CIESA and Distrilec, respectively.

Excluding the proportional consolidation of CIESA and Distrilec, financial expenses and holding losses decreased by Ps. 93 million (or 40.1%), to Ps. 139 million during 2011 from Ps. 232 million in 2010. This decline derived mainly from (a) a Ps. 103 million decrease in net interest expense to Ps. 155 million in 2011, from Ps. 258 million in 2010, reflecting the positive effect of a 38% drop in average indebtedness; and (b) a Ps. 88 million increase in gains on exchange differences, with a gain of Ps. 143 million in 2011, from Ps. 55 million in 2010, mainly attributable to the effect of higher depreciation of the Argentine peso against the U.S. dollar (8% and 4.7% in 2011 and 2010, respectively) on the net monetary asset position in foreign currency; which were partially offset by a Ps. 48 million loss from holding of inventories in 2011, compared to a gain of Ps. 40 million in 2010, mainly as a result of a dissimilar evolution of reference prices, mainly for petrochemicals, oil and imported gas, which recorded an increase during 2010 and a decrease in 2011.

Other income (expense), net: other income, net resulted in a gain of Ps. 189 million in 2011, compared to a loss (expense) of Ps. 357 million in 2010.

Other income (expense), net for 2011 mainly reflects:

a)	a Ps. 723 million gain from the sale of our equity interest in Innova;

b)	a Ps. 294 million loss from impairment charge on our assets in Venezuela; and

c)	a Ps. 143 million loss from impairment charge on our operations in Ecuador.

Other income (expense), net for 2010 mainly reflects:

a)	a Ps. 212 million loss from impairment charge on our assets in Venezuela;

b)	a Ps. 209 million loss from impairment charge on our San Lorenzo refinery and associated fuel sales network; and

c)	a Ps. 34 million gain from the sale of the fertilizer business.

Income tax: income tax charge accounted for a gain of Ps. 7 million in 2011 compared to a loss of Ps. 201 million in 2010. Income tax charge for 2011 reflects Ps. 53 million and Ps. 75 million gains derived from our share of the income tax of CIESA and Distrilec, respectively. Income tax charge for 2010 reflects a Ps. 33 million loss and a Ps. 9 million gain derived from our share of the income tax of CIESA and Distrilec, respectively.

Excluding the proportional consolidation of CIESA and Distrilec, income tax charges for 2011 and 2010 totaled Ps. 121 million and Ps. 177 million, respectively.

ANALYSIS OF OPERATING RESULTS BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

Operating income: operating income for the Oil and Gas Exploration and Production business segment decreased by Ps. 361 million (or 51.3%), during 2011 to Ps. 343 million, from Ps. 704 million during 2010. The decrease is attributable primarily to a decrease in margins from operations in Argentina and, to a lesser extent, to the Company’ s decision not to migrate to service agreements for Block 18 and Palo Azul Unified Field in Ecuador in November 2010, which accounted for an operating income of Ps. 49 million in 2010.

Net sales: Net sales for this business segment increased by Ps. 483 million (or 13.2%), to Ps. 4.1 billion, from Ps. 3.7 billion during 2010, mainly due to the improvement recorded in operations in Argentina.

Increased sales during 2011 resulted from a 18.5% improvement in average sales prices, partially offset by a 4.4% decline in sales volumes. Lower sales volumes are mainly attributable to our divestment in Ecuador in November 2010.

Argentina

Net sales in Argentina increased by Ps. 715 million (or 21.9%), during 2011 to Ps. 4.0 billion, from Ps. 3.3 billion in 2010, primarily as a result of a 23.3% increase in average sales prices, partially offset by a 1.3% decline in total combined daily sales volumes of oil and gas, averaging 82,200 barrels of oil equivalent per day. Daily production volumes were similar in both fiscal years, averaging 83,100 barrels of oil equivalent in 2011 and 83,800 barrels of oil equivalent in 2010.

Crude oil sales rose by Ps. 609 million (or 23.3%), to Ps. 3.2 billion, from Ps. 2.7 billion in 2010, mainly due to a 26.2% increase in average sales prices to Ps. 240.1 per barrel during 2011, from Ps. 190.3 per barrel in 2010, partially offset by a 2.3% drop in sales volumes to 36,800 barrels from 37,700 barrels. The improvement in sales prices basically resulted from the partial recovery of domestic prices in 2011. Production volumes slightly dropped by 1.3% to 37,700 barrels from 38,200 barrels, mainly due to the natural decline of mature fields, partially offset by an increase in production volumes attributable to workover works and drilling campaigns during 2010 and 2011.

Gas sales rose by Ps. 99 million (or 15.9%), to Ps. 722 million during 2011, from Ps. 623 million during 2010, primarily due to a 16.5% increase in prices. Daily gas sales volumes totaled 272.2 million cubic feet and 273.6 million cubic feet in 2011 and 2010, respectively. Production volumes remained stable as a result of an increase in production volumes attributable to workover works and drilling campaigns during 2010 and 2011, which offset the natural decline of mature fields.

Average sales price increased to Ps. 7.3 per million cubic feet during 2011, from Ps. 6.2 per million cubic feet during 2010, mainly due to a greater demand from higher price segments such as power plants and industry.

Outside Argentina

Total sales outside Argentina decreased by Ps. 232 million (or 59.2%), to Ps. 160 million during 2011, from Ps. 392 million, mainly as a result of the Company’ s decision not to migrate to service agreements for Block 18 and Palo Azul Unified Field in Ecuador in November 2010, which represented sales for Ps. 243 million in 2010.

Net sales for 2011 included Ps. 160 million attributable to operations in Bolivia and Mexico compared to net sales of Ps. 149 million in 2010.

Gross profit: gross profit for the Oil and Gas Exploration and Production business segment decreased by Ps. 52 million (or 4.1%), to Ps. 1.20 billion in 2011 from Ps. 1.25 billion. Gross margins on sales were 29% and 34.3% in 2011 and 2010, respectively. The decline in gross profit is mainly attributable to our decision not to migrate to service agreements for Block 18 and Palo Azul Unified Field in Ecuador in November 2010, which was only partially offset by an improvement in operations in Argentina. Our lifting cost rose by 40.2%, to Ps. 42.2 per barrel of oil equivalent in 2011 from Ps. 30.1 per barrel of oil equivalent in 2010, mainly as a result of the increase in the rates of oilfield service providers in Argentina.

Gross profit attributable to operations in Argentina increased by Ps. 88 million (or 8.47%), to Ps. 1.1 billion during 2011, from Ps. 1.0 billion in 2010, primarily due to the partial recovery in domestic prices mentioned above. Partial increases in sales prices were not enough to offset increases in our lifting costs. As a result, margin on sales dropped to 28.3% in 2011 from 31.8% in 2010.

Gross profit attributable to operations outside Argentina decreased by Ps. 140 million (or 65.1%), to Ps. 75 million during 2011, from Ps. 215 million during 2010, mainly due to our decision not to migrate to service agreements for Block 18 and Palo Azul Unified Field in Ecuador in November 2010, which accounted for a gross profit of Ps. 145 million in 2010. Gross margin on sales outside Argentina decreased to 46.9% from 54.8%.

Administrative and selling expenses: administrative and selling expenses dropped by Ps. 9 million (or 4.8%), to Ps. 178 million during 2011 from Ps. 187 million in 2010.

Exploration expenses: exploration expenses increased by Ps. 201 million (or 105.8%), to Ps. 391 million for 2011, from Ps. 190 million in 2010. In 2011, expenses were mainly attributable to the abandonment of offshore exploration wells in Argentina and expenses for 2010 were basically due to onshore geological and geophysical expenses in Argentina. Expenses for unsuccessful wells totaled Ps. 346 million in 2011 and Ps. 90 million in 2010.

Other operating expenses, net: other operating expenses, net in 2011 increased by Ps. 117 million (or 67.6%) to Ps. 290 million compared to Ps. 173 million in 2010. Expenses in 2011 included Ps. 200 million attributable to soil remediation works and Ps. 80 million derived from social peace agreements entered into with trade unions to ensure maintenance of employment levels and operating activities in Argentina. Expenses in 2010 included Ps. 126 million attributable to costs associated with the unused transportation capacity under the Ship or Pay contract with OCP in Ecuador and Ps. 62 million derived from the above mentioned social peace agreements.

Refining and Distribution

Operating income: operating income for the Refining and Distribution business segment decreased by Ps. 113 million (or 45%), to Ps. 138 million in 2011 from Ps. 251 million in 2010, mainly as a consequence of the sale of our San Lorenzo refinery and the associated fuel sales network, completed on May 2, 2011.

Net sales: net sales for the Refining and Distribution business segment increased by Ps. 588 million (or 8%), to Ps. 7.9 billion during 2011, from Ps. 7.3 billion in 2010, mainly as a consequence of the partial recovery in average sales prices, with 25% to 30% rises in refined products, partially offset by the effect of lower sales volumes primarily due to the sale of our San Lorenzo refinery and the associated fuel sales network.

Processed crude oil volumes at our refineries decreased by 7.67 million barrels, from 20.86 million barrels in 2010 to 13.19 million barrels in 2011, mainly as a consequence of the sale of our San Lorenzo refinery which accounted for processed crude oil volumes of 11.95 million barrels in 2010 and 3.36 million barrels in 2011 (through April 30, 2011). Crude oil volumes processed at our Bahía Blanca refinery increased by 10.4% to 9.83 million barrels in 2011, from 8.91 million barrels in 2010, in line with an increase in demand for these products.

Crude oil sales to third parties increased by Ps. 496 million (or 180.4%), to Ps. 771 million in 2011, from Ps. 275 million in 2010. The increase was primarily attributable to the non-recurring sale of crude oil inventories held at our San Lorenzo refinery at the moment of its sale and, to a lesser extent, a 32% improvement in average sales prices, in line with international reference prices.

During 2011, total sales volumes of refined products decreased by 19% when compared to 2010, to 3.2 million cubic meters from 3.9 million cubic meters, mainly due to the sale of our San Lorenzo refinery and the associated fuel sales network.

During 2011, sales of diesel oil, gasoline, fuel oil and IFOs and other related oil products totaled 1.3 million cubic meters, 856,000 cubic meters, 522,000 cubic meters and 525,000 cubic meters, respectively.

In 2010, sales volumes of diesel oil, gasoline, fuel oil and IFOs and other related oil products totaled 1.7 million cubic meters, 783,000 cubic meters, 851,000 cubic meters and 588,000 cubic meters, respectively.

Gross profit: gross profit for this business segment declined by Ps. 79 million (or 10.1%), to Ps. 702 million in 2011, from Ps. 781 million in 2010, as a consequence of the sale of San Lorenzo refinery and the associated fuel sales network. Partial increases in sales prices were not enough to offset the rise in crude oil acquisition cost. As a result, margin on sales dropped to 8.8% in 2011, from 10.6% in 2010.

Administrative and selling expenses: administrative and selling expenses decreased by Ps. 18 million (or 3.3%), to Ps. 527 million, from Ps. 545 million in 2010, primarily due to lower expenses as a result of the sale of our San Lorenzo refinery and the associated fuel sales network, which was partially offset by an increase in provincial gross income taxes and transportation, in line with higher sales.

Other operating income (expenses), net: other operating income (expenses), net accounted for a loss of Ps. 37 million in 2011, compared to a gain of Ps. 15 million in 2010, mainly as a result of higher environmental expenses relating to water and soil remediation and waste disposal works.

Petrochemicals

Operating income: operating income for the Petrochemicals business segment decreased by Ps. 134 million, (or 40.2%), to Ps. 199 million during 2011, from Ps. 333 million in 2010, mainly as a consequence of the sale of our styrenics business in Brazil, effected in the first quarter of 2011.

Net sales: net sales for this business segment decreased by Ps. 1.0 billion (or 29.3%), to Ps. 2.5 billion in 2011, from Ps. 3.5 billion in 2010 (net of eliminations in the amount of Ps. 24 million in 2011 and Ps. 70 million in 2010 for styrenics operations between Argentina and Innova), mainly as a consequence of the sale of our styrenics business in Brazil, partially offset by an increase in styrenics sales in Argentina.

•	Styrenics—Argentina:

Total styrenics sales in Argentina rose by Ps. 450 million (or 33.3%), to Ps. 1.8 billion during 2011, from Ps. 1.35 billion in 2010, mainly as a result of a 28.1% increase in average sales prices and, to a lesser extent, a 4.1% increase in sales volumes, totaling 218,100 tons in 2011 and 209,600 tons in 2010.

In 2011, in line with the performance of international reference prices, average sales prices in the styrene, polystyrene and synthetic rubber lines increased approximately 25%, 19% and 45%, respectively.

Performance of main styrenic products was as follows:

a) Styrene sales volumes in 2011 totaled 81,100 tons, accounting for a 10% increase compared to 2010, mainly due to the growth in demand in connection with construction activities, and increased exports, especially to Brazil.

b) Sales volumes of BOPS totaled 9,200 tons, accounting for a 16% decline when compared to 10,900 tons in 2010, as a consequence of labor strikes that affected production and delivery in the first quarter of 2011 and the unscheduled Zarate plant shutdown in October 2011, due to technical malfunctions, which lasted until mid-November 2011. During such period, production levels fell to 86% of normal levels.

c) Polystyrene sales volumes decreased by 2% during 2011 totaling 53,900 tons, compared to 55,000 tons in 2010, mainly due to lower inventories as a result of labor strikes that affected production and delivery in the first quarter of 2011.

d) Synthetic rubber sales volumes totaled 46,800 tons, a 3% increase compared to 2010, mainly due to an increase in domestic sales as a result of the improved activity level in the tires, shoes and auto-parts markets.

•	Styrenics—Brazil—Innova:

In March 2011, as a result of the sale of Innova, the Company discontinued its styrenics operations in Brazil. The Company recognized sales from the styrenics business in Brazil for Ps. 699 million and Ps. 2.2 billion in the three-month period ended March 31, 2011 and in the year ended December 31, 2010, respectively.

•	Fertilizers:

As a result of the sale of our fertilizer business in January 2010, the Company had no shares in this segment during 2011, compared to sales for Ps. 23 million during 2010.

Gross profit: gross profit for the Petrochemical business segment decreased by Ps. 301 million (or 43%), to Ps. 399 million during 2011, from Ps. 700 million in 2010, and gross margin on sales decreased to 16.1% in 2011, from 20% in 2010, mainly due to the sale of our styrenics business in Brazil.

•	Styrenics—Argentina:

Gross profit increased by Ps. 57 million (or 31.7%), to Ps. 237 million during 2011, from Ps. 180 million in 2010, as a result of the increase in average sales prices mentioned above. Gross margins on sales remained stable at 13%, as the increase in the cost of raw material offset the improvement in sales prices.

•	Styrenics—Brazil:

Gross profits totaled Ps. 161 million and Ps. 533 million and gross margin on sales was 23.2% and 23.8% in the three-month period ended March 31, 2011 and in 2010 fiscal year, respectively.

•	Fertilizers:

The Company was not active in this segment during 2011. During 2010, the fertilizers business suffered a loss of Ps. 4 million.

Administrative and selling expenses: administrative and selling expenses decreased by Ps. 249 million (or 56.5%), to Ps. 192 million during 2011, from Ps. 441 million in 2010, mainly as a consequence of the sale of our styrenics business in Brazil, with administrative and selling expenses totaling Ps. 118 million and Ps. 374 million in the three-month period ended March 31, 2011 and in the year ended December 31, 2010, respectively.

Other operating income (expenses), net: other operating income (expenses), net, accounted for a loss of Ps. 8 million in 2011, compared to a gain of Ps. 74 million during 2010. Losses for 2011 reflect Ps. 23 million expenses attributable to water and soil remediation and waste disposal works. Income registered for 2010 was mainly attributable to the collection of FUNDOPEN tax benefits in Brazil.

Gas and Energy

Operating income: operating income for the Gas and Energy business segment rose Ps. 148 million (or 37.9%), to Ps. 538 million in 2011, from Ps. 390 million in 2010, mainly due to improvements in margins for the Marketing and Transportation of Gas and Electricity Generation operations.

Electricity Generation

Operating income: operating income for electricity generation increased by Ps. 48 million, (or 16.6%), to Ps. 337 million during 2011, from Ps. 289 million in 2010.

Net sales: net sales for electricity generation increased by Ps. 271 million (or 22.5%), to Ps. 1.5 billion during 2011, from Ps. 1.2 billion in 2010, mainly due to an increased delivery level of Genelba Plus and an increase in average sales prices in Genelba combined cycle, as a result of the recognition of higher maintenance and operation costs and the increase in power price as a result of the implementation of the Generators Agreement.

Net sales attributable to Genelba power plant increased by Ps. 169 million (or 23.2%), to Ps. 899 million during 2011, from Ps. 730 million in 2010. The increase in sales derived from an increase in sales prices, partially offset by a drop in sales volumes. Average sales price increased by 26.3% during 2011, to Ps. 170.1 per MWh from Ps. 134.6 per MWh in 2010. Electricity sales for 2011 decreased by 7.4% during 2011, to 4,662 GWh from 5,036 GWh in 2010, basically due to scheduled maintenance works. Within this context, the power plant’s availability factor and the plant factor were 98.8% and 87.1% in 2011 and 91.6% and 83% in 2010, respectively.

Sales attributable to Genelba Plus rose by Ps. 100 million (or 29.3%), to Ps. 441 million during 2011, from Ps. 341 million in 2010. The increase in sales was basically attributable to an increase in sales volumes to 1,174 GWh from 793 GWh. The Power Plant availability factor was 99.2% and 99.94% and the plant factor was 78.5% and 74% in 2011 and 2010, respectively.

Net sales attributable to Pichi Picún Leufú decreased by Ps. 3 million (or 2.2%), to Ps. 131 million during 2011, from Ps. 134 million in 2010, as a consequence of a 3.4% decrease in sales volumes, from 1,020 GWh in 2010 to 985 GWh in 2011, due to reduced water flows in the Comahue basin. Average sales prices improved 1.2% to Ps. 133 per MWh from Ps. 131.4 per MWh.

Gross profit: gross profits rose by Ps. 93 million (or 31.7%), to Ps. 386 million during 2011, from Ps. 293 million in 2010, mainly as a consequence of the increased sales to the Genelba power plant and higher average sales prices. Gross margin on sales attributable to all power plants rose to 26.2% in 2011 compared to 24.4% in 2010.

Marketing and Transportation of Gas

Operating income: operating income for marketing and transportation of gas increased by Ps. 81 million (or 103.8%), to Ps. 159 million during 2011 from Ps. 78 million in 2010.

Net sales: sales revenues increased by Ps. 224 million (or 18.7%), to Ps. 1.4 billion during 2011, from Ps. 1.2 billion in 2010, mainly as a consequence of an increase in revenues from gas and liquid fuel sales. Gas and LPG brokerage services totaled Ps. 24 million in 2011 and Ps. 19 million in 2010.

Gas sales revenues increased by Ps. 134 million (or 16.4%), to Ps. 953 million during 2011, from Ps. 819 million in 2010, mainly due to a 15.5% increase in average sales prices as a consequence of a change in the mix of customers, with an increased share of customers whose prices are higher than market average prices, and the sale of non-conventional gas production from El Mangrullo area, at Gas Plus price. Daily sales volumes were similar in both years, totaling 313 million cubic feet in 2011 and 312 million cubic feet in 2010.

Liquid fuel sales revenues rose by Ps. 90 million (or 25.4%), to Ps. 445 million in 2011, from Ps. 355 million in 2010, mainly due to a 22% recovery in average sales prices, mostly from exports, in line with international prices and, to a lesser extent, a 2.7% increase in sales volumes to 219,000 tons in 2011 from 213,200 tons in 2010.

Gross profit: gross profit increased by Ps. 69 million, (or 61.6%), to Ps. 181 million from Ps. 112 million in 2010. Gross margin on sales increased to 12.7% in 2011 from 9.3% in 2010, mainly as a consequence of the recovery in sales prices.

ANALYSIS OF EQUITY IN EARNINGS OF AFFILIATES

In the following discussion, unless indicated otherwise, the amounts attributed to each affiliate or company represents the total amount recorded by that affiliate or company.

Mixed-ownership companies in Venezuela: our equity in the earnings of mixed-ownership companies increased by Ps. 46 million to Ps. 104 million in 2011, from Ps. 58 million in 2010, mainly as a result of higher prices, partially offset by the effect of increased selling expenses generated by changes to the special contribution on extraction and exorbitant prices introduced by the Venezuelan government in 2011.

CIESA / TGS: our equity in the earnings of CIESA accounted for a gain of Ps. 109 million during 2011, compared to a loss of Ps. 19 million in 2010. This improvement is mainly attributable to the gains generated by the reversal during 2011 of allowances on deferred assets recorded in CIESA in 2010, resulting in the recognition of a Ps. 118 million gain. In addition, this gain is attributable to improved operating results of TGS, offset in part by the losses resulting from a higher rate of devaluation of the peso against the U.S. dollar which resulted in increased exchange losses in connection with CIESA’s financial debt mostly denominated in foreign currency.

Total sales revenues increased by approximately Ps. 201 million during 2011 (or 12%), to Ps. 1.8 billion, mainly in the non-regulated segment where exports of liquid fuels reflected the positive effects of the rise in international prices and, to a lesser extent, in the regulated segment, as a result of revenues from operation and maintenance of expansion works in gas transportation facilities authorized in 2010 and 2011.

In 2011, CIESA’s operating income rose by approximately Ps. 189 million during 2011 (or 52%), to Ps. 553 million, mainly as a result of the reversal, during 2010, of a tariff increase that had been recorded in 2009 in the amount of Ps. 122 million and, to a lesser extent, the above mentioned improvements in the non regulated segment.

Distrilec / EDESUR: our equity in the earnings of Distrilec accounted for losses of Ps. 88 million and Ps. 17 million in 2011 and 2010, respectively.

Revenues from services increased by Ps. 116 million during 2011 (or 5%), to Ps. 2.4 billion, from Ps. 2.26 billion during 2010, mainly due to higher average sales price in addition to an increase in the demand for electric power.

Distrilec’s operating expenses totaled Ps. 433 million in 2011, compared to Ps. 47 million during 2010. 2011 was affected by higher operating costs, attributable primarily to an increase in the average price and volume of electric power purchased, higher expenses for the “Energía Plus” program (SE Res. 1281/06), higher expenses relating to salaries and tariffs of third party service providers, and a rise in administrative and selling expenses in 2011 due to increases in salaries and the cost of third party services.

PELSA: our equity in the earnings of PELSA increased by Ps. 10 million during 2011, to Ps. 49 million, from Ps. 39 million in 2010.

PELSA’s sales increased by Ps. 230 million (or 27%), to Ps. 1.08 billion from Ps. 855 million in 2010, mainly as a consequence of the increase of crude oil and natural gas average sales prices and, to a lesser extent, the increase of natural gas sales volumes.

PELSA’s operating income increased by Ps. 70 million during 2011 (or 24%), to Ps. 364 million from Ps. 294 million during 2010, due to the improved sales revenues previously described, which were partially offset by higher operating costs associated with increased hydrocarbon sales and higher depreciation charges resulting from increased investments.

Refinor: our equity in the earnings of Refinor increased Ps. 13 million during 2011, to Ps. 67 million, from Ps. 54 million in 2010.

Refinor’s sales increased by Ps. 357 million (or 19.9%), to Ps. 2.2 billion from Ps. 1.8 billion in 2010, mainly due to improved sales prices, both in the domestic market and exports.

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

Gross profit: gross profit for 2010 fiscal year increased by Ps. 522 million, (or 16.8%), to Ps. 3.7 billion from Ps. 3.1 billion in 2009. Gross profit for 2010 includes Ps. 323 million and Ps. 196 million attributable to our share of the gross profit of CIESA and Distrilec, respectively. Gross profit for 2009 includes Ps. 342 million and Ps. 269 million attributable to our share of the gross profit of CIESA and Distrilec, respectively.

Excluding the proportional consolidation of CIESA and Distrilec, gross profit for 2010 increased by Ps. 614 million, or 24.5%, to Ps. 3.1 billion from Ps. 2.5 billion in 2009. This improvement resulted mainly from an increase in gross profit from the Refining and Distribution (Ps. 272 million), Oil and Gas Exploration and Production (Ps. 225 million), Petrochemicals (Ps. 124 million) and Gas and Energy (Ps. 63 million) business segments.

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

Exploration expenses: exploration expenses for 2010 fiscal year decreased by Ps. 146 million (or 43.5%) during 2010, to Ps. 190 million from Ps. 336 million in 2009. See “Oil and Gas Exploration and Production.”

Other operating expenses, net: other operating expenses, net for 2010 fiscal year totaled Ps. 258 million and Ps. 192 million in 2010 and 2009, respectively. Other operating expenses, net for 2010 include losses of Ps. 62 million and Ps. 19 million attributable to our share of other operating expenses, net of CIESA and Distrilec, respectively. Other operating expenses, net for 2009 include Ps. 14 million and Ps. 19 million attributable to our share of other operating expenses, net of CIESA and Distrilec, respectively.

Excluding the proportional consolidation of CIESA and Distrilec, other operating expenses, net totaled of Ps. 177 million and Ps. 159 million during 2010 and 2009, respectively, mainly attributable to reduced gains reported by our Petrochemicals business segment.

Operating income: operating income for 2010 fiscal year increased by Ps. 524 million, (or 57.1%) during 2010, to Ps. 1.4 billion from Ps. 918 million in 2009. Operating income for 2010 includes a gain of Ps. 198 million and a loss of Ps. 18 million attributable to our share of the operating income of CIESA and Distrilec. Operating income for 2009 includes gains of Ps. 271 million and Ps. 71 million attributable to our share of the operating income of CIESA and Distrilec.

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

Equity in earnings of affiliates: equity in earnings of affiliates for fiscal year 2010 decreased by Ps. 54 million (or 25.7%), to Ps. 156 million from Ps. 210 million in 2009. Excluding the proportional consolidation of CIESA and Distrilec, equity in earnings of affiliates decreased by Ps. 78 million (or 39.4%), to Ps. 120 million from Ps. 198 million in 2009. See “Analysis of Equity in Earnings of Affiliates.”

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

•

a Ps. 125 million increase in exchange differences, with Ps. 55 million gain on exchange differences in 2010, compared to a Ps. 70 million loss in 2009, mainly attributable to a net monetary asset position in foreign currency as from the second quarter of 2009, mainly due to the sale of the 60% interest in PVIE (net of exchange differences from financial liabilities. See “Factors affecting our consolidated results of operations—1) Argentine Economic Situation—a) Value of the Peso Against Foreign Currencies.”).

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

Other income (expense), net for 2010 mainly reflects:

•	a Ps. 212 million impairment charge on our Venezuelan assets (which includes a loss of Ps. 208 million related to our equity in earnings of affiliates)

•	a Ps. 209 million impairment charge on certain of our assets in Argentina and

•	a Ps. 34 million gain from the sale of our fertilizers business.

•	Other income (expense), net for 2009 mainly reflects:

•	a Ps. 1.6 billion gain from the sale of a 60% interest in PVIE and

•	a Ps. 281 million loss from impairment charge on our assets in Venezuela.

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

Argentina

Net sales in Argentina grew Ps. 496 million (or 17.9%), to Ps. 3.3 billion in 2010, from Ps. 2.8 billion in 2009, primarily as a result of a 26.1% increase in average sales prices, partially offset by a 6.5% decline in total combined daily sales volumes of oil and gas, averaging 83,300 barrels of oil equivalent per day. Average daily production volumes totaled 83,800 barrels of oil equivalent, accounting for a 7.5% decline when compared to 2009.

Crude oil sales raised Ps. 507 million, (or 24%), to Ps. 2.6 billion in 2010, from Ps. 2.1 billion in 2009, mainly due to a 26.8% increase in average sales prices to Ps. 190.3 per barrel from Ps. 150 per barrel, partially offset by a 2.2% drop in sales volumes. The improvement in average sales prices basically results from the partial recovery in domestic prices. The drop in daily sales volumes to 37,700 barrels from 38,700 barrels was attributable to a 5% decline in production levels to 38,200 barrels from 40,300 barrels, mainly resulting from the natural decline of mature fields.

Gas sales decreased by Ps. 15 million (or 2.4%), to Ps. 623 million in 2010, from Ps. 638 million in 2009, basically due to a 9.8% decline in average sales volumes, partially offset by an 8.3% increase in sales prices. Daily gas sales volumes dropped to 273.6 million cubic feet during 2010, from 304 million cubic feet during 2009, in line with the 9% decline in production levels mainly as a result of logistic problems caused by events at a third party’s gas treatment plant. Production volumes also declined, although to a lesser extent, as a result of the natural decline of mature fields, partially offset by an increase in production attributable to workover works and drilling campaigns in 2009 and 2010.

The average sales price increased to Ps. 6.2 per million cubic feet for 2010, from Ps. 5.7 per million cubic feet for 2009, mainly due to a greater demand from higher price segments such as electricity generation facilities and industries.

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

Average daily oil sales volumes dropped 34.5% (to 2,400 barrels) in 2010 from 3,700 barrels in 2009. As a result of the above mentioned divestment, 2010 results included operations until November.

Average sales prices rose by 34.7% during 2010 to Ps. 275.8 per barrel from Ps. 204.7 per barrel during 2009, in line with the recovery in international reference prices.

•	Bolivia

Oil and gas sales increased by Ps. 5 million (or 4.5%), to Ps. 116 million in 2010, from Ps. 111 million in 2009, mainly due to a 27% increase in sales prices, as a consequence of the increase in the price set for gas exports to Brazil, partially offset by a 17.7% decline in sales volumes resulting from a production shrinkage of 16.4%.

Gross profit: gross profit for the Oil and Gas Exploration and Production business segment increased by Ps. 225 million (or 21.9%), to Ps. 1.3 billion in 2010, from Ps. 1.0 billion. Gross margin on sales was 34.3% and 31% in 2010 and 2009, respectively. The rise in gross profit was mainly attributable to operations in Argentina, partially offset by the effect of the above mentioned divestments outside Argentina. Our lifting cost increased 32.6% to Ps. 30.1 per barrel of oil equivalent in 2010, from Ps. 22.7 per barrel of oil equivalent in 2009, mainly in Argentina, basically as a result of the increase in oil fields service rates.

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

Other operating expenses, net: Other operating expenses, net totaled Ps. 173 million and Ps. 206 million, respectively in 2010 and 2009. Costs associated with the unused transportation capacity under the ship or pay contract with OCP in Ecuador totaled Ps. 126 million in 2010 and Ps. 98 million in 2009. In 2010 and 2009 we incurred expenses totaling Ps. 62 million and Ps. 59 million, respectively, attributable to social peace agreements entered into with trade unions to ensure maintenance of employment levels and operating activities in Argentina.

Refining and Distribution

Operating income: operating income for the Refining and Distribution business segment in 2010 improved by Ps. 194 million to Ps. 251 million in 2010, compared to Ps. 57 million in 2009.

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

Gasoline sales volumes increased by 2.4%, to 783,000 cubic meters in 2010, from 764,000 cubic meters in 2009. Since priority was given to the domestic market supply, we exported no gasoline in 2010. This resulted in a sales volumes increase of approximately 9% excluding sales to oil companies.

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

•	Styrenics—Argentina:

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

•	Styrenics Brazil—Innova:

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

•	Styrenics—Brazil:

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

Other operating income, net: other operating income, net totaled Ps. 74 million and Ps. 100 million in 2010 and 2009, respectively, mainly attributable to the collection of FUNDOPEM tax benefits in Brazil.

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

Net sales attributable to Genelba in 2010 increased by Ps. 50 million, (or 7.4%), to Ps. 730 million, from Ps. 680 million in 2009, of which Ps. 52 million and Ps. 20 million, respectively, derived from SE Note No. 446/08 and subsequent notes issued by the SE. See “Item 5 – factors Affecting our Consolidated Results of Operations – 2) Regulation of the Energy Industry in Argentina – d) Electricity Generation.” The increase in sales derives from an improvement in sales prices, partially offset by a decrease in sales volumes. Average sales price increased by 12.7% to Ps. 134.6 per MWh in 2010, from Ps. 119.1 per MWh in 2009. Energy sales in 2010 dropped 8.9% to 5,036 GWh from 5,528 GWh, mainly as a consequence of scheduled maintenance works and works to extend the lifespan of the power plant performed during 2010. Within this context, the power plant’s availability factor and the plant factor (the ratio of actual operational capacity on maximum capacity) reached 91.6% and 83% in 2010 compared to 96% and 88% in 2009, respectively.

Net sales attributable to Genelba Plus increased by Ps. 281 million during 2010, to Ps. 341 million from Ps. 60 million in 2009, of which Ps. 99 million and Ps. 13 million derived from Notes No. 446/08 and subsequent notes issued by the SE. The increase in sales is mainly due to the rise in sales volumes to 793 GWh during 2010, from 225 GWh since the power plant started operations in August 2009. Genelba Plus plant’s availability factor was 99.94% and the plant factor was 74%.

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

CIESA / TGS: our equity in CIESA accounted for losses of Ps. 19 million and Ps. 22 million in 2010 and 2009, respectively. The reduced loss in 2010 is mainly attributable to the positive effects of a lower devaluation of the peso against the U.S. dollar which resulted in reduced exchange losses in connection with CIESA’s and TGS’s debt mostly denominated in foreign currency. This gain was partially offset by a reduction in operating income.

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

The following summary provides more information about the critical accounting policies that could have a significant impact on our results and should be read in conjunction with the Notes to our audited consolidated financial statements. Our accounting policies are more fully described in both Notes 2 and 4 to our audited consolidated financial statements.

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

Downward revision in our reserves estimates may result in: (a) higher depreciation and depletion charges in future periods, and/or (b) an immediate write-down of an asset’s book value. If, on the other hand, the oil and gas reserve quantities were revised upward, our per barrel depreciation and depletion expense would be lower. Changes in proved oil and gas reserves will also affect the standardized measure of discounted cash flows presented in Note 23 to our audited consolidated financial statements.

Impairment of Long-Lived Assets

As of December 31, 2011, our property, plant and equipment, net of accumulated depletion, amounted to Ps. 10.7 billion.

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

As of December 31, 2011, we maintained capitalized exploratory well costs amounting to Ps. 172 million.

Fair Value

We estimate fair value for the measurement of long-lived assets as well as for the Company’s equity investees during certain impairment tests and the initial measurement of an Asset Retirement Obligations. When the Company is required to measure fair value, and there is not a market observable price for the asset or liability, or a market observable price for a similar asset or liability, we generally utilize an income valuation approach. This approach utilizes management’s best assumptions regarding expectations of projected cash flows, and discounts the expected cash flows using a commensurate risk adjusted discount rate. Such evaluations involve a significant amount of judgment since the results are based on expected future events or conditions, such as sales prices; estimates of future oil and gas production or throughput; development and operating costs and the timing thereof; economic and regulatory climates and other factors. The Company’s estimates of future net cash flows are inherently imprecise because they reflect management’s expectation of future conditions that are often outside of management’s control. The assumptions used for fair value measurement are consistent with the ones developed for our planning and budgeting processes and our capital investment decisions.

In 2011, 2010 and 2009, for example, the Company recognized impairment charges for its equity investees in mixed companies in Venezuela totaling Ps. 294 million, Ps. 212 million and Ps. 281 million.

Contingencies

Certain conditions may exist as of the date of the audited consolidated financial statements, which may result in a loss to us, but which will only be resolved when one or more future events occur or fail to occur. We assess contingent liabilities based on the opinion of our legal counsel and available evidence. If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount can be estimated, a liability is accrued. If the assessment indicates that a potential loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the audited consolidated financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Changes in the facts or circumstances related to these types of contingencies, as well as the future outcome of these disputes, can have a significant effect on the amount of provisions for contingencies recorded. As of December 31, 2011, contingent liabilities (including current and non-current) amounted to Ps. 450 million.

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

Judgment is required in determining the amounts of future income tax assets and liabilities and the related valuation allowance recorded against the net future income tax assets. In assessing the potential realization of future income tax assets, management considers whether it is “probable” that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon us generating sufficient future taxable income from operations during the period in which the future income tax assets are recoverable. Due to the fact that uncertainty exists surrounding our ability to generate sufficient taxable income from operations before the expiration of the loss carry forwards, we provided a valuation allowance of Ps. 1,028 million against tax loss carry forwards as at December 31, 2006, which to a large extent expired during 2007. In 2005, for example, after taking into consideration the profitability expectations arising from our business plan, we partially reversed an allowance for tax loss carry forwards and recognized a gain of Ps. 197 million. As of December 31, 2011, we maintained deferred tax assets amounting to Ps.724 million, before considering a valuation allowance amounting to Ps. 149 million.

LIQUIDITY AND CAPITAL RESOURCES

The default on the Argentine sovereign debt at the end of 2001, the global financial crisis and related decline in global stock markets as well as the insolvency of major financial institutions toward the end of 2008, as well as the current global economic slowdown have all significantly limited the ability of Argentine companies’ to access international financial markets at reasonable cost and conditions.

Our ability to execute and carry out our strategic business plan depends upon our ability to obtain financing at a reasonable cost and on reasonable terms.

In recent years, we have regularly obtained financing from the private pension fund system in Argentina, which has been a significant subscriber of issuances of our debt. However, in November 2008 the Argentine Congress enacted a law eliminating the private pension system, mandating that funds administered by the AFJPs, be transferred to a new administrator, the ANSES. The nationalization of private pension funds and the transfer of their assets to a state-run administrator led to a decline in liquidity in the local capital markets, and further limited the sources of financing for Argentine companies, including us.

In response to the limited availability of financing for Argentine companies, we closely monitor our liquidity levels in order to ensure compliance with our financial obligations and achieve our profitability objectives. Along these lines, and as a guiding principle, financial solvency is the foundation on which sustainable development of our businesses is built.

Pursuant to these strategic guidelines, we seek to:

•	Design a capital structure in line with industry standards adaptable to the financial markets in which we operate.

•	Maintain a liquidity level – invested in financial assets with high credit quality—that allow us to meet our obligations.

•	Maintain a debt maturity profile consistent with projected cash generation.

•	Efficiently manage borrowing costs.

Adhering to these guidelines will enable us to treat financial management as a key element in the value-creation process.

Financial management highlights for 2011 fiscal year include:

•	Punctual payment of our financial obligations, with a 44% decline in our indebtedness, as of December 31, 2011 compared to December 31, 2010, measured in U.S. dollars.

•	Continued implementation of our capital expenditures plan.

The most significant factors generally affecting our cash flow from operating activities are: fluctuations in prices for crude oil and oil related products, fluctuations in production levels and demand for our products, fluctuations in margins in the Refining and Distribution and Petrochemicals business segments, changes in regulations, such as taxes, taxes on exports, changes in royalty payments and price controls, fluctuations in exchange and interest rates, and our oil and gas reserves replacement capacity.

Analysis of Liquidity and Capital Resources

Our management analyzes our results and financial condition separately from the results and financial condition of CIESA and Distrilec, affiliates under joint control with third parties. The discussion below, therefore, relates to our liquidity and capital resources, excluding the effects of the proportional consolidation of CIESA and Distrilec, and as a result may not be directly comparable to figures reflected in our audited consolidated financial statements.

The table below reflects our statements of cash flow for the fiscal years ended December 31, 2011, 2010 and 2009 under Argentine GAAP and, for comparative purposes, the pro forma results excluding the effect of proportional consolidation of CIESA and Distrilec. Amounts are stated in millions of pesos.

	With Proportional Consolidation			Excluding Proportional Consolidation of CIESA and Distrilec (Unaudited)
	2011	2010	2009	2011	2010	2009
Cash and cash equivalent at the beginning of the year	2,865	1,552	1,476	2,113	933	1,100
Net cash provided by operations	2,063	3,043	2,362	1,637	2,523	1,870
Net cash used in investing activities	(1,485)	320	(1,088)	(713)	626	(877)
Net cash used in financing activities	(2,075)	(2,122)	(1,313)	(1,931)	(2,037)	(1,270)
Effect of exchange rate change on cash	91	72	115	86	68	110

Cash and cash equivalent at the end of the year	1,459	2,865	1,552	1,192	2,113	933

Cash

As of December 31, 2011, 2010 and 2009, cash and cash equivalents, excluding proportional consolidation of CIESA and Distrilec, were Ps. 1.2 billion, Ps. 2.1 billion and Ps. 933 million, respectively.

Our goal is to maintain excess cash primarily in short-term investments to ensure adequate liquidity levels. We primarily invest in money market mutual funds and overnight deposits.

On October 26, 2011, the Argentine government issued Decree No. 1,722/11 providing that all foreign currency revenues obtained from exports made by mining and oil and gas companies must be repatriated and sold within the local foreign exchange market, which is the general regime applicable to revenues generated by Argentine exports. Prior to the issuance of Decree No. 1,722/11, companies engaged in the hydrocarbon exploration and development benefited from a special regime that allowed them to retain overseas up to 70% of the proceeds of certain exports. This decree requires PESA to repatriate and sell in the local foreign exchange market all of its export proceeds. See “Item 3—Risk Factors—Exchange controls in Argentina may impair our ability to service our foreign currency-denominated debt obligations and pay dividends—Exchange Rates—Exchange controls” and “Item 5—Description of Indebtedness.”

Operating Activities

Net cash from operations, excluding proportional consolidation of CIESA and Distrilec, totaled Ps. 1.6 billion in 2011, Ps. 2.5 billion in 2010 and Ps. 1.9 billion in 2009.

Net cash from operations decreased by Ps. 886 million (or 35.1%), to Ps. 1.6 billion in 2011, from Ps. 2.5 billion in 2010, mainly as a result of a decline in operating income and, to a lesser extent, the discontinuation of our styrenics business in Brazil, which accounted for Ps. 297 million of our cash generation in 2010. These negative effects were partially offset by a Ps. 139 million reduction in interest payments, resulting from the Company’s debt reduction.

Net cash from operations increased by Ps. 653 million (or 34.9%), to Ps. 2.5 billion in 2010, from Ps. 1.9 billion in 2009, mainly as a result of a reduction in working capital levels, reflecting the positive results of actions taken in 2010 towards resource optimization, efficient operations and, to a lesser extent, a reduction in interest payments in line with our debt reduction.

Investing Activities

Net cash used in investing activities, excluding proportional consolidation of CIESA and Distrilec, totaled Ps. 713 million in 2011, Ps. 626 million in 2010 and Ps. 877 million in 2009, as detailed in the table below amounts are stated in million of pesos:

	2011	2010	2009
Divestments	941	1,684	613
Capital Investments	(1,707)	(1,059)	(1,359)
Other	53	1	(131)

	(713)	626	(877)

During 2011, we generated net cash from investing activities primarily as a result of divestments totaling Ps. 941 million in 2011, mainly resulting from the sale of Innova in March 2011, compared to Ps. 1.7 billion in 2010, resulting from the sale of the 60% interest in PVIE in April 2009.

During 2010, we generated net cash from investing activities primarily as a result of divestments totaling Ps. 1.7 billion, compared to Ps. 613 million in 2009, in both cases representing the net proceeds received from the sale of the 60% interest in PVIE in April 2009.

The table below reflects total net capital expenditures, in millions of pesos:

	2011	2010	2009
– Oil and Gas Exploration and Production	1,420	775	1,050
– Petrochemicals	45	48	91
– Refining and Distribution	161	130	97
– Gas and Energy	68	98	110
– Corporate	13	8	11

Total capital expenditures	1,707	1,059	1,359
– Divestments	(941)	(1,684)	(613)

Total net capital expenditures	766	(625)	746

•	Oil and Gas Exploration and Production

Capital expenditures in the Oil and Gas Exploration and Production business segment totaled Ps. 1.4 billion, Ps. 775 million and 1.1 billion in 2011, 2010 and 2009, respectively. During 2011 and 2010, capital expenditures focused mainly on improving the production curve, onshore and offshore exploration activities and development of non-conventional gas reserves for shale oil and shale gas. Main expenditures included well drilling, expansion of secondary recovery projects and expansion of surface facilities and compression systems.

In 2010 and 2009, capital expenditures focused mainly on improving the production curve. Our main capital investments included well drilling, expansion of secondary recovery projects and expansion of surface facilities and compression systems.

Investments were focused on Argentina, primarily in seismic surveys and drilling. In 2011, our investment plan involved drilling of 58 producing and injection wells and repair of 105 wells, mainly in the Neuquén basin, in Puesto Hernández, Medanito, El Mangrullo, Sierra Chata and Río Neuquén areas. In the Austral basin, during 2011 we completed construction of a new crude oil treatment plant in Estancia Agua Fresca area, which doubled our crude oil processing capacity in that area.

•	Refining and Distribution

Capital expenditures in the Refining and Distribution business segment totaled Ps. 161 million, Ps. 130 million and Ps. 97 million during 2011, 2010 and 2009, respectively.

During the fourth quarter of 2011, we continued to undertake comprehensive maintenance projects at our Ricardo Eliçabe refinery with a view to maintaining the mechanical integrity of its units, reliability and efficiency.

In 2011, the Company continued with the implementation of its Refining Quality Adjustment Project in Bahía Blanca. This Project involves the construction of a diesel oil and gasoline hydrotreatment plant to meet fuel quality specifications set by Argentine law in terms of sulphur contents. As of the date of this Annual Report, the Company is taking bids for the construction of facilities for receipt and delivery of fuels to port, both in Bahía Blanca and Dock Sud. Bidding phase is scheduled to be completed later in 2012.

Investments made during 2011 necessary to formulate and deliver gasoline with bioethanol content from our Ricardo Eliçabe refinery were completed in January 2012.

The Company continued to invest in its “New Asphalt Qualities” project, which is part of its Refining and Distribution business segment. In December 2010 we completed retrofitting works which, as from March 2011, allowed us to produce 50/60 quality asphalt. In a second stage, during 2011 and the first quarter of 2012 the Company added a 1.6 million cubic meters tank, new pumps and associated piping.

During 2011, we also continued with the replacement of ducts for light products (gasoline and diesel oil) and also built new ducts in certain of our facilities. In Bahía Blanca, we replaced pipelines between the refinery and Puerto Galván, and built up new pipelines through flammable posts 1 and 2 of the Bahía Blanca port.

•	Petrochemicals

In the Petrochemicals business segment, capital expenditures totaled Ps. 45 million, Ps. 48 million and 91 million in 2011, 2010 and 2009, respectively.

During 2011, we made investments in works to retrofit the synthetic rubber plant to support production of polymers that meet new European regulatory requirements.

•	Gas and Energy

In the Gas and Energy business segment, capital expenditures totaled Ps. 68 million, Ps. 98 million and Ps. 110 million in 2011, 2010 and 2009, respectively.

In 2011, we obtained authorization for commercial operations of the Ecoenergía power plant, which provides non-conventional renewable energy with a capacity to produce 14 MW to the electricity system.

In addition, in 2011 we successfully completed works relating to major maintenance and extension of useful life of gas and steam turbines in Genelba Combined Cycle plant.

Financing Activities

Net cash used in financing activities totaled Ps. 1.9 billion, Ps. 2.0 billion and Ps. 1.3 billion, in 2011, 2010 and 2009, respectively, as detailed in the table below in million of pesos:

	2011	2010	2009
– Long-term debt payments	(1,743)	(1,427)	(674)
– Long-term debt financing	—	65	572
– Short-term debt financing, net	—	(399)	(899)
– Dividends paid	(183)	(275)	(269)
– Other	(5)	(1)	—

	(1,931)	(2,037)	(1,270)

We paid long-term debt in the amount of Ps. 1.7 billion, Ps. 1.4 billion and Ps. 674 million in 2011, 2010 and 2009, respectively.

•	In 2011, we paid long-term debt in the amount of Ps. 1.7 billion, of which Ps. 810 million, Ps. 575 million and Ps. 358 million are attributable to loans owed to Petrobras Internacional—Braspetro B.V., bank financing and Class N Notes under the Notes Program of Petrobras Argentina, respectively.

•	In 2010 and 2009, we paid at maturity our Class I and H Notes under our U.S.$2.5 billion notes program in an aggregate amount of Ps. 1.4 billion and Ps. 674 million, respectively.

In 2011, we did not incur debt on account of long-term financing. In 2010 and 2009, cash provided by long-term financing totaled Ps. 65 million and Ps. 572 million, respectively.

•	In 2010, Innova received cash provided by bank financing in the amount of Ps. 65 million

•	In 2009, we received cash provided by bank financing in the amount of Ps. 572 million.

With respect to our short-term financing, in 2011, the Company did not record significant movements. In 2010 and 2009 we repaid short-term debt for Ps. 399 million and Ps. 899 million, respectively.

In addition, pursuant to the resolutions adopted at the General Shareholders’ Meetings held on April 6, 2011, March 26, 2010 and March 27, 2009, we paid cash dividends in the amount of Ps. 183 million, Ps. 275 million and Ps. 269 million in 2011, 2010 and 2009, respectively.

DESCRIPTION OF INDEBTEDNESS

Most of our financial debt and a significant portion of the debt of our main affiliates are denominated in U.S. dollars. The description that follows describes the indebtedness of PESA and its consolidated subsidiaries, unless otherwise indicated.

As of December 31, 2011 and 2010, total indebtedness, excluding the proportional consolidation of CIESA and Distrilec (companies under joint control with third parties) totaled Ps. 2.2 billion and Ps. 4.0 billion, respectively, as detailed in the table below:

	2011	2010	2009
Short-term debt:
– Bonds	23	368	1,396
– Related companies	—	21	20
– Financial institutions	16	195	446

	39	584	1,862

Long-term debt:
– Bonds	2,144	1,984	2,217
– Related companies	—	796	760
– Financial Institutions	38	624	710

	2,182	3,404	3,687

Total indebtedness	2,221	3,988	5,549

As of December 31, 2011 an aggregate principal amount of U.S.$500 million of our Series R and Series S notes, issued under our U.S.$2.5 billion global note program that expired in May 2008, remained outstanding.

Our Series R notes, for a total nominal amount of U.S.$200 million, accrue interest at a 9.375 % annual rate and mature in October 2013.

Our Series S, for a total nominal amount of U.S.$300 million, accrue interest at a 5.875% annual rate and mature in May 2017.

The proceeds from the issuances of the bonds were used to refinance liabilities, increase working capital, make capital expenditures in Argentina or capital contributions to affiliates.

In addition, in August 2008, the CNV authorized a new global corporate note program for an outstanding maximum principal amount of U.S.$1 billion or its equivalent in other currencies, maturing within a 5-year term or the maximum term that may be established by any applicable regulation in the future. As of the date of this Annual Report, no notes had been issued under this global corporate note program.

The following represents our debt maturity profile as of December 31, 2011:

	1 year	2 years	3 years	4 years	5 years	6 or more years
Millions of pesos	39	874	15	8	—	1,285

On June 9, 2005, the Argentine government issued Decree No. 616/05, requiring that any cash inflow to the domestic market derived from foreign loans to the Argentine private sector shall have a maturity for repayment of at least 365 days as from the date of the cash inflow. In addition, at least 30% of the amount must be deposited with domestic financial institutions. This deposit (1) must be registered, (2) must be non-transferable, (3) must be non-interest bearing, (4) must be made in U.S. dollars, (5) must have a term of 365 days and (6) cannot be used as security or collateral in connection with other credit transactions. Export and import financing and primary public offerings of corporate bonds listed on self-regulated markets are exempt from the foregoing provisions among others. This decree may limit our ability to finance our operations through new loans (granted either by Petrobras, any Petrobras related entity, our subsidiaries outside Argentina or any other foreign financial institution).

Under Central Bank Communication A 4860, issued on October 30, 2008, export collections required to be transferred and settled in the local exchange market must be transferred within a 10 working day term to foreign offices of local financial institutions, except for export collections applied to the payment of export pre-financings granted by financial institutions outside Argentina. Under this requirement, the time frame to bring foreign currency into Argentina from certain export collections is reduced, posing a restriction on the term and amount of some of our sources of financing.

Under Central Bank Communication A 5300, issued on April 26, 2012, export collections must be sold in the Argentine foreign currency market within 15 days from receipt of such funds abroad.

On October 26, 2011, the Argentine government issued Decree No. 1,722/11 providing that all foreign currency revenues obtained from exports made by mining and oil and gas companies must be repatriated and sold within the local foreign exchange market, which is the general regime applicable to export revenues generated by Argentine exports. Prior to the issuance of Decree No. 1,722/11, companies engaged in the hydrocarbon exploration and development benefited from a special regime that allowed them to retain overseas up to 70% of the proceeds of certain exports. Therefore, we now have the obligation to repatriate all of our exports proceeds.

These and other measures issued from time to time by the Argentine government may curtail our ability to finance our operations through new loans granted by our controlling shareholder, its subsidiaries outside Argentina or any other kind of lender. See “item 3 – Risk Factors—Exchange controls in Argentina may impair our ability to service our foreign currency-denominated debt obligations and pay dividends,” and “Item 3— Exchange Rates—Exchange controls.”

Cross Default Provisions

Our notes and other bank financings outstanding as of December 31, 2011 include cross default provisions whereby the trustee under those notes, if instructed by the noteholders representing at least 25% of the related outstanding capital, in the case of the notes or the lender in the cases of the bank financings, as the case may be, may declare all the amounts owed due and payable if any debt of ours or our significant subsidiaries is not paid when due, provided that those due and unpaid amounts exceed the higher of U.S.$25 million or 1% of PESA’s shareholders’ equity at the time such debt is due, and provided further that the default has not been eliminated or cured within 30 days after we have been served notice of the default.

As of the date of these consolidated financial statements, the Company has complied with all the terms and conditions related with its financial indebtedness.

In addition, our Series S notes contain cross default provisions that are triggered if the maturity of any indebtedness of Petrobras or of any of its material subsidiaries in a total aggregate principal amount of $100 million or more is accelerated. The notes contain other customary event of default provisions relating to Petrobras. See “Liquidity and Capital Resources—Financing Activities.”

As of the date of this Annual Report, we are in compliance with all covenants under our loan agreements and corporate bonds.

FUTURE CAPITAL REQUIREMENTS

We estimate investments in PESA and its subsidiaries for 2012 at approximately U.S.$500 million. This level of investments is part of our strategy for sustained growth, which we have pursued in accordance with growth and expansion targets contemplated in our business plan.

In addition, PESA´s general shareholders’ meeting held on March 29, 2012, approved a reserve for future investments in the amount of Ps. 4.8 billion, a reserve for future dividends for the amount of Ps. 900 million, to issue shares for Ps. 1.0 billion, and to transfer to the legal reserve Ps. 35 million.

We estimate that our capital expenditure requirements, debt payment obligations, dividends payments and working capital will be financed by cash from operations and, to a lesser extent, by new debt financings and possible divestments.

Our level of investments will depend on a variety of factors, many of which are beyond our control. These include the future price evolution of the commodities we sell, the behavior of energy demand in Argentina and in regional markets, the existence and competitive impact of alternative projects, the enforcement of regulations and changes in applicable regulations, taxes and royalties and the political, economic and social situation prevailing in the countries where we operate.

•	Oil and Gas Exploration and Production

Our 2012 investment plan is in line with reserve replacement and production goals, mainly in Argentina, and is primarily aimed at ensuring PESA’s sustainable growth.

Efforts will continue in the Neuquén basin to develop oil reserves through well drilling, and expansion of secondary recovery projects and of relevant surface facilities. In terms of gas production, we expect to carry out well drilling and workover campaigns. We continue with the development of El Mangrullo field and with the tight gas pilot project at the Punta Rosada formation in the Río Neuquén field, for the exploitation of low permeability non-conventional gas reservoirs by using cutting-edge technology.

Investments in the Austral basin will continue focused on well drilling for the development and demarcation of oil reserves and on maintenance of the curve of injection to the gas pipeline.

Additionally, we will continue with the exploration study and investment program, including oil and gas non-conventional reservoirs.

As of December 31, 2011, we maintain investment commitments for approximately U.S.$9 million, which mainly include the execution of seismic surveys and exploratory wells perforation in Río Colorado, Río Atuel, Los Vertices and Borde del Limay blocks, located in Argentina.

•	Refining and Distribution

In 2012, investments will be focused on meeting fuel quality specifications set by law. In addition, major capital expenditures will be made in connection with improving the operational reliability of our refining facilities. Investments will also be made in connection with maintenance of Petrobras’ gas stations network.

•	Petrochemicals

At the Puerto General San Martín plant, investments will continue with a focus on reliability and maintenance projects associated with scheduled shutdowns, in order to achieve increased yield and safety in operating processes.

•	Gas & Energy

In the Gas and Energy business segment, our investments will seek to secure self-supply of gas and at the same time develop profitable marketing alternatives. In addition, and within the framework of negotiations with authorities, we are currently evaluating projects aimed at increasing our thermoelectric generation capacity.

OFF-BALANCE SHEET TRANSACTIONS

Other than as described below, we do not have any off-balance sheet arrangements required to be disclosed by Item 5 of Form 20-F.

OCP Investment’s Letters of Credit

In order to guarantee compliance with the Company’s financial commitments under the ship-or-pay transportation agreement executed with OCP and a portion of OCP’s contractual obligations, we are required to procure letters of credit. These letters of credit are required to remain in effect until December 2018. As of December 31, 2011, we had procured letters of credit for a total amount of about U.S.$77 million. As the letters of credit expire, we must renew or replace them. Otherwise, we would have to deposit cash in amounts equal to our guarantee obligations, which would have a material adverse effect on our cash flows.

Other Guarantees

In certain business operations in which PESA and its counterparties act as customers and suppliers, both sides obtained guarantees (promissory bonds) by equivalent values, which as of December  31, 2011 amounted to Ps. 213 million.

CONTRACTUAL OBLIGATIONS

The following table summarizes certain contractual obligations as of December 31, 2011, excluding the proportional consolidation of CIESA and Distrilec. The table does not include accounts payable. Amounts in the table do not include interest.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of pesos)
Debt Obligations	2,221	39	889	8	1,285
Purchase Obligations
Long-term service agreement (2)	2,173	1,455	548	25	145
Petroleum services and materials (2)	1,520	1,282	152	59	27
Oil purchase agreements for Refinery (2)	9	9	—	—	—
Gas transportation capacity with TGS (1)	1,208	210	419	337	242
Gas purchase agreements for Genelba (2)	89	89	—	—	—
Gasolines	7,239	643	989	988	4,619
LPG	8	8	—	—	—

Pension Plan	181	10	21	27	123

Total	14,648	3,745	3,018	1,444	6,441

Sales Obligations
Natural gas	1,191	318	381	335	157
Electric power	1,001	410	431	74	86
LPG	1,234	136	245	244	609
Oil	86	86	—	—	—
Gasolines	4,189	394	569	569	2,657

Total	7,701	1,344	1,626	1,222	3,509

(1)	Estimated price Ps. 0.14 million per million cubic meters.
(2)	Prices are generally determined by formulas based on future market prices Estimated prices used to calculate the monetary equivalent of these purchase obligations for purposes of the table are based on current market prices as of December 31, 2011 and may not reflect actual future prices. Accordingly, the peso amounts provided in this table with respect to these obligations are provided for illustrative purpose only.

The following table sets forth volume information with regards to our commitment under commercial contracts:

	Obligations by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 Years
Purchase Obligations
Gas transportation capacity with TGS (in millions of cubic meters	8,546	1,582	3,166	2,439	1,359
Gas purchase agreements for Genelba (in millions of cubic meters)	291	290	1	—	—
Gasolines (in millions of cubic meters)	7	1	1	1	4
LPG (in thousands of tons)	5	5	—	—	—

Sales Obligations
Natural gas (in millions of cubic meters)	5,697	2,225	1,493	1,343	636
Electric power (in MWh)	2,032	1,200	631	90	111
LPG (in thousands of tons)	274	32	54	54	134
Gasolines (in millions of cubic meters)	4	—	1	1	2

Debt Obligations. A description of our contractual obligations with respect to our debt obligations is set forth under “Liquidity and Capital Resources – Description of Indebtedness.”

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

Pension Plan. A description of our contractual obligations with respect to our pension plans appears in Note 16 to the audited consolidated financial statements of PESA.

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

Gasolines. We have entered into agreements with Oil Combustibles in order to ensure the supply of virgin naphta to our Refining and Distribution business segment. The aforementioned contracts provide for the acquisition by PESA, primarily, of virgin naphtha for our Refining and Distribution business segment and for the sale to Oil Combustibles of intermediate gasoline. These contracts extend to 2026.

Oil Sales. These agreements correspond primarily to short-term sales commitments for spot contracts of María Inés and Escalante crude.

U.S. GAAP RECONCILIATION

We had net loss under U.S. GAAP of Ps. 50 million in 2011, as compared to gains of Ps. 533 million in 2010 and Ps. 96 million in 2009. Under Argentine GAAP, we reported net income of Ps. 704 million in 2011, Ps. 610 million in 2010 and Ps. 925 million in 2009.

There are several differences between Argentine GAAP and U.S. GAAP that significantly affect our net income and shareholders’ equity. The most significant differences in effect on 2011 net income are mainly related to sale of noncurrent assets to related parties, purchase price allocation’s impact on depreciation of property, plant and equipment, impairment testing and deferred income taxes. See Notes 22 and 23 to our audited consolidated financial statements, which include the reconciliation from Argentine GAAP to U.S. GAAP, as well as an explanation of the main differences between such accounting standards.

RECONCILIATION TABLES

The following tables reconcile PESA results for the years ended December 31, 2011, 2010 and 2009 with proportional consolidation of CIESA and Distrilec (as required by Argentine GAAP), with PESA results as adjusted to reflect the elimination of proportional consolidation of these companies:

	For the Year Ended December 31, 2011
	With Proportional Consolidation	CIESA(1) (2)	Distrilec(1)	Without Proportional Consolidation (Unaudited)
	(in millions of pesos)
Net sales	14,278	(764)	(1,153)	12,361
Cost of sales	(11,025)	411	1062	(9,552)

Gross profit	3,253	(353)	(91)	2,809
Administrative and selling expenses	(1,708)	80	266	(1,362)
Exploration expenses	(391)	—	—	(391)
Other operating expenses net	(560)	3	33	(524)

Operating income	594	(270)	208	532
Equity in earnings of affiliates	223	108	(87)	244
Financial income (expenses) and holding gains (losses)	(317)	162	16	(139)
Other income, net	189	—	—	189

Income (loss) before income tax and minority interest in subsidiaries	689	—	137	826
Income tax	7	(53)	(75)	(121)
Minority interest in subsidiaries	8	53	(62)	(1)

Net income	704	—	—	704

(1)	Both the results of CIESA and Distrilec are proportionally consolidated in the Gas and Energy segment.
(2)	Net of Ps. 54 million in intercompany sales.

	For the Year Ended December 31, 2010
	With Proportional Consolidation	CIESA(1) (2)	Distrilec(1)	Without Proportional Consolidation (Unaudited)
	(in millions of pesos)
Net sales	14,442	(694)	(1,096)	12,652
Cost of sales	(10,806)	371	900	(9,535)

Gross profit	3,636	(323)	(196)	3,117
Administrative and selling expenses	(1,746)	63	195	(1,488)
Exploration expenses	(190)	—	—	(190)
Other operating expenses net	(258)	62	19	(177)

Operating income	1,442	(198)	18	1,262
Equity in earnings of affiliates	156	(19)	(17)	120
Financial income (expenses) and holding gains (losses), net	(401)	152	17	(232)
Other expenses, net	(357)	—	—	(357)

Income (loss) before income tax and minority interest in subsidiaries	840	(65)	18	793
Income tax	(201)	33	(9)	(177)
Minority interest in subsidiaries	(29)	32	(9)	(6)

Net income	610	—	—	610

(1)	Both the results of CIESA and Distrilec are proportionally consolidated in the Gas and Energy segment.
(2)	Net of Ps. 55 million in intercompany sales.

	For the Year Ended December 31, 2009
	With Proportional Consolidation	CIESA(1) (2)	Distrilec(1)	Without Proportional Consolidation (Unaudited)
	(in millions of pesos)
Net sales	11,972	(686)	(1,069)	10,217
Cost of sales	(8,858)	344	800	(7,714)

Gross profit	3,114	(342)	(269)	2,503
Administrative and selling expenses	(1,668)	57	179	(1,432)
Exploration expenses	(336)	—	—	(336)
Other operating expenses, net	(192)	14	19	(159)

Operating income	918	(271)	(71)	576
Equity in earnings of affiliates	210	(22)	10	198
Financial income (expenses) and holding gains (losses)	(701)	187	15	(499)
Other expenses, net	1,288	1	15	1,304

Income (loss) before income tax and minority interest in subsidiaries	1,715	(105)	(31)	1,579
Income tax	(726)	56	17	(653)
Minority interest in subsidiaries	(64)	49	14	(1)

Net income	925	—	—	925

(1)	Both the results of CIESA and Distrilec are proportionally consolidated in the Gas and Energy segment.
(2)	Net of Ps. 61 million in intercompany sales.

The following tables reconcile PESA’s statements of cash flow for the fiscal years ended December 31, 2011, 2010 and 2009 with proportional consolidation as required by Argentine GAAP to these statements as adjusted to reflect the elimination of proportional consolidation of CIESA and Distrilec.

	For the Year Ended December 31, 2011
	With Proportional Consolidation	CIESA	Distrilec	Without Proportional Consolidation (Unaudited)
	(in millions of pesos)
Cash and cash equivalent at the beginning of the year	2,865	(556)	(196)	2,113
Net cash provided by operations	2,063	(251)	(175)	1,637
Net cash used in investing activities	(1,485)	408	364	(713)
Net cash (used) provided by financing activities	(2,075)	218	(74)	(1,931)
Effect of exchange rate change on cash	91	(1)	(4)	86

Cash and cash equivalent at the end of the year	1,459	(182)	(85)	1,192

	For the Year Ended December 31, 2010
	With Proportional Consolidation	CIESA	Distrilec	Without Proportional Consolidation (Unaudited)
	(in millions of pesos)
Cash and cash equivalent at the beginning of the year	1,552	(520)	(99)	933
Net cash provided by operations	3,043	(154)	(366)	2,523
Net cash used in investing activities	320	71	235	626
Net cash used in financing activities	(2,122)	48	37	(2,037)
Effect of exchange rate change on cash	72	(1)	(3)	68

Cash and cash equivalent at the end of the year	2,865	(556)	(196)	2,113

	For the Year Ended December 31, 2009
	With Proportional Consolidation	CIESA	Distrilec	Without Proportional Consolidation (Unaudited)
	(in millions of pesos)
Cash and cash equivalent at the beginning of the year	1,476	(310)	(66)	1,100
Net cash provided by operations	2,362	(306)	(186)	1,870
Net cash used in investing activities	(1,088)	74	137	(877)
Net cash used in financing activities	(1,313)	24	19	(1,270)
Effect of exchange rate change on cash	115	(2)	(3)	110

Cash and cash equivalent at the end of the year	1,552	(520)	(99)	933

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

In accordance with the bylaws of PESA, the Board of Directors is required to meet at least once every three months, and is composed of nine regular members who are elected for a three-year term. One-third of PESA’s directors are elected each year. The shareholders’ meeting may appoint a number of alternate members that may be equal to or lower than the number of regular members to fill any vacancy, in the order of their appointment.

The table below sets forth the current composition of the Board of Directors, as approved by PESA’s general ordinary and special shareholders’ meeting held on March 29, 2012.

Name	Year of Appointment	Position	Term Expires
José Carlos Vilar Amigo	2010	Chairman	2012
Daniel Lima de Oliveira	2006	Vice Chairman	2014
José Raimundo Brandão Pereira	2009	Director	2014
Antonio Eduardo Monteiro de Castro	2012	Director	2014
Cedric Bridger	2004	Director	2013
Roberto Luis Monti	2003	Director	2013
Juan Fattobene	2011	Director	2013
Carlos Alberto da Costa	2010	Director	2012
Luis Miguel Sas	2003	Director	2012
Carlos Alberto Pereira de Oliveira	2010	Alternate Director	2012
Gustavo Tardin Barbosa	2011	Alternate Director	2014
Eduardo Autran de Almeida Junior	2010	Alternate Director	2014
Luciana Bastos de Freitas Rachid	2012	Alternate Director	2014
Abilio Paulo Pinheiro Ramos	2011	Alternate Director	2012
Daniel Casal	2003	Alternate Director	2012
Alejandro Poletto María José Van Morlegan	2008 2011	Alternate Director Alternate Director	2013 2013

As approved by PESA’s general ordinary and special shareholders’ meeting held on March 29, 2012, alternate directors will fill any vacancy in the following order: Carlos Alberto Pereira de Oliveira to José Carlos Vilar Amigo, Gustavo Tardin Barbosa to Daniel Lima de Oliveira, Eduardo Autran de Almeida Junior to José Raimundo Brandão Pereira, Luciana Bastos de Freitas Rachid to Antonio Eduardo Monteiro de Castro, Abilio Pinheiro Ramos to Carlos Alberto da Costa, Daniel Casal to Luis Miguel Sas, Alejandro Poletto to Cedric Bridger or Roberto Luis Monti and María José Van Morlegan to Juan Fattobene.

For the purpose of CNV Resolution No. 368, Cedric Bridger, Roberto Luis Monti, Juan Fattobene, Alejandro Poletto and María José Van Morlegan qualify as independent directors, and the other directors are not independent in accordance with CNV rules. Resolution No. 368 provides that a member of a corporate body shall not be considered independent if that member fits one or more of the following descriptions:

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

The following is a brief summary of the principal business and academic experience of each of our directors:

José Carlos Vilar Amigo (59) has served as a member of and Chairman of the Board of Directors since 2006, and is currently a member of the Compensation Committee. He graduated in Mechanical Engineering from the Federal University of Rio de Janeiro (“UFRJ”). He joined Petrobras in 1977 and served for more than 20 years at the Research and Development Center as automation engineer and, then, as Basic Engineering Manager, participating in natural gas, petrochemical and refining plants projects and exploration and production platforms in the Campos sea basin, in Rio de Janeiro. Since 2000 he has served as a business consultant and took over several executive positions at Petrobras including Operations Support Manager at the Research and Development Center, Project Implementation Manager in the refining area and Project Implementation Manager at Rio de Janeiro Petrochemical Complex (COMPERJ). He is currently the Executive Manager for Petrobras’ International Area, and is responsible for Petrobras’ operations in Latin America. He has a Masters degree in Education from the University of Rio de Janeiro and obtained an MBA degree for Directors and Managers from Getulio Vargas Foundation. He has completed several technical and managerial training courses including strategic planning, leadership, negotiation, logistics, quality, contract monitoring and Human Resource management. He is currently assistant professor in Engineering at the University of Rio de Janeiro.

Daniel Lima de Oliveira (60) has served as a member of and Vice Chairman of the Board of Directors since 2006. He graduated in 1975 in Mechanical Engineering from the Industrial Engineering School, in S.J. dos Campos (Sao Paulo, Brazil). He joined Petrobras in 1976 as a supply engineer in the commercial department. In 1982 he moved to Petrobras’ Financial Department where he worked in the Short-Term Credit Division and as Assistant to the General Manager. From 1984 to 1988 he served as Financial Manager of the Petrobras London office. From 1988 to 1992 he worked as Manager at PIB BV, responsible for insurance and financing for PIB BV’s foreign operations. From 1992 to 1995 he served as head of the Medium and Long-Term Credit Division, responsible for raising funds for PIB BV’s investment program. From 1995 to 1999 he was assigned to Petrobras’s New York Office as Financial Manager, responsible for negotiating trading lines, supporting the Head Office in structured transactions, Investor Relations and liaising with U.S. and Canadian export agencies. From September 1999 to July 2005 he was designated Deputy Executive Manager of the Financial Department, responsible for coordinating financial activities among several subsidiaries. In this position he has served on the boards of directors of the following subsidiaries: Braspretro Oil Services Company (“BRASOIL”), CATLEIA, PIB BV, PPSL, Petrobras Oil & Gas B.V. (“POG”), Petrobras Middle East B.V. (“PEMID”), Petrobras Europe Limited (“PEL”) and Petrobras Frade Inversiones S.A. (“FRADE INVERSIONES.”). In March 2004, he was appointed member of REFAP S.A.’s board of directors. From July 2005 to March 2006, he served as Executive Manager of Petrobras’ Corporate Finance Department and from April 2006 he has served as Corporate Financial Executive Manager of Petrobras.

José Raimundo Brandão Pereira (55) has served as a member of the Board of Directors since 2009. He graduated in 1979 in Civil Engineering from the Universidad Estadual do Maranhão (UEMA). He joined Petrobras in 1980, where he specialized in Oil Engineering. During his career at Petrobras, he has held different administrative and managing positions, including service as the Executive Manager for Marketing and Commercialization for the Supplying Direction and Petrobras International Finance Company Director, both of which he has held since June 2008. In September 2008, he was designated Director of PIB BV. He worked in several areas within Petrobras (exploration and exploitation, international and downstream) and was resident in Bolivia (1999-2001) and Colombia (2001-2005). Has served as General Manager of maritime transport at the Head Office in Brazil (2005-2008). He has attended courses on technical and managing training in Brazil and abroad, including a specialization training course in Managing Competencies at Fundación Dom Cabral (Brazil), a course on Strategic Negotiation and Competitive Decision at Harvard Business School (USA) and courses on Oil Well Perforation at the Universidad Petrobras and Universidad Federal de Ouro Petro (Brazil).

Antonio Eduardo Monteiro de Castro (46) has served as a member of the Board of Directors since 2012. He graduated in Mechanical Engineering from the UFRJ, and holds a master’s degree in Politics and Management, from Ecole du Petrole et des Moteurs (France). In 1987, he started his career in Petrobras’s energy division, in the Refining Area, where he worked more than ten years in the assessment and development of energy generation and cogeneration projects. Since 2000, he has worked in the Gas and Energy Area, where he was General Manager, responsible for the development of new businesses and gas projects (gas pipelines and LPG) and Energy (thermoelectric power stations together with national and international companies). In 2006, he started leading corporate management and planning activities as Executive Manager. One year later, he presided over the Transportadora Brasileña Gasoducto Bolivia-Brasil (“TBG”) Administrative Council. In 2008, he was designated the head of Petrobras’s Gas and Energy Marketing and Commercialization area. From 2009 to 2010 he served as a member of the Board of Directors. He is currently the Executive Manager of Petrobras Gas and Energy area.

Cedric Bridger (76) has served as a member of the Board of Directors since 2004, and is currently a member of the Audit Committee. He graduated in Public Accounting in London from the Association of Certified and Corporate Accountants, where he initiated his professional activities. He joined FADIP S.A. (later Hughes Tool Co. S.A.) in Buenos Aires in 1964, where he was Financial Manager. Subsequently, he became General Manager of the company in Brazil and was ultimately appointed its Vice President of Operations for Latin America. From 1992 to 1998, he was Chief Financial Officer of YPF. In April 1998, he retired from YPF and took a position as Director of Banco Hipotecario S.A. and since 2003 he has been a member of the board of directors of IRSA Inversiones y Representaciones S.A.

Roberto Luis Monti (73) has served as a member of the Board of Directors since 2003, and is currently a member of the Audit Committee and of the Compensation Committee. He graduated in Electromechanical Engineering. He received a Master of Electronic Engineering from the Universidad de Buenos Aires (“UBA”), and an MBA from the American Management Association, New York. For 32 years he worked for Schlumberger, where he was Vice-Chairman of Wireline Operations, Chairman of Anadrill, Chairman of Wireline & Testing for Europe, Africa, Middle and Far East and Latin America, and Chairman of Dowell at a worldwide level during the period from 1981 to 1995. From 1995 to 1997 he served as Chairman and CEO of Maxus Energy Corporation. From 1997 to 1999 he served as Chairman and CEO of YPF. In 2000, he served as Vice Chairman of Exploration and Production and Vice Chairman of the board of directors of YPF. In addition, he currently serves as member of the board of directors of Tenaris S.A.

Juan Fattobene (60) has served as a member of the Board of Directors since 2011. He graduated in 1969 in Geology in the National University of Córdoba. In 1976, he got a postgraduate degree as a geologist specialized in engineering in the Oil Institute of the University of Buenos Aires. Additionally, he was visiting student at the University of Texas in 1982 and 1983. From 1977 to 1988, he worked in YPF, and held offices as project assistant, geologist of the Programming Division and Head of Geology. In 1988, he served as Field Geologist for Capsa S.A. and in 1989 and 1990, as Head of Reservoirs. He is the co-founder of Equilibrium S.A., a company whose activity is the performance of environmental impact studies, geological and hydrogeological aspects, works and tasks monitoring in oil and gas fields, where he served as Director from 1993 to 1997. In 1998 and 2007, he served as Deputy President at Roch S.A., in charge of the technical and operations area. From September 2007 to March 2008, he served as Director of Juan J. Fattobene y Asociados and provided advice to companies on activities related to exploration and exploitation of fields. Since April 2008 up to date, he has served as Chairman at Exe Energía S.A.

Carlos Alberto da Costa (57) has served as a member of the Board of Director and as Chief Executive Officer since 2010, and is also a member of the Compensation Committee. He graduated in Geology from the Universidad Federal Rural de Rio de Janeiro and completed a Ph.D. in Geophysics from the Universidad Federal de Bahia, Brazil. He held different managing positions within Petrobras, including: General Manager for Petrobras Argentina S.A., Vice-Chairman of MEGA S.A., Director of EG3 S.A., Business Coordinator of Venezuela, Exploration Manager of the International Area, and General Manager of Petrobras Uruguay’s gas distributing companies. In addition, he is currently Chairman of Petrobras Energía Internacional S.A. and member of the board of directors of Petrobras Energía Ecuador, Petrobras Energía Colombia, PELSA, Petrobras Hispano, Petrobras Energía de México S.A. de C.V., Atalaya Energy S.A. and Canadian Hunter S.A.

Luis Miguel Sas (49) has served as a member of the Board of Directors since 2003, and as Chief Financial Officer since May 2004. He graduated in Public Accounting from the UBA and holds an MBA from the Instituto de Altos Estudios Empresariales – Universidad Austral. He joined Petrobras Argentina in 1984. In 1990 he was appointed Head of the Financial Operations Department for Telecom. He worked as head of Petrobras Argentina’s money desk and in 1997 he was appointed Corporate Finance Manager, in charge of capital markets and project financing. In January 2000, he was appointed Chief Financial Officer of EDESUR. He served as Financial Manager at PESA between May 2001 and May 2004. In addition, he currently serves as Chairman of Petrobras Hispano and is member of the board of directors of PELSA and Petrobras Energía Internacional S.A. He is also a member of the Executive Boards of the Foundation for Latin American Economic Research (FIEL) and the Argentine Institute of Financial Executives (IAEF).

The following is a brief summary of the principal business and academic experience of each of our alternate directors:

Carlos Alberto Pereira de Oliveira (54) has served as an alternate member of the Board of Directors since 2010. In 1980 he graduated in Mechanical Engineering from the Instituto Militar de Ingeniería (Engineering Military Institute) in Rio de Janeiro and with a Bachelor’s degree in Business Administration from UFRJ and in 1990 he received a Master Degree in Finance and Investment in Rio de Janeiro’s Pontificia Universidad Católica. In 1997, he completed a specialization in Oil Finances and Management at the University of Texas, Texas, USA. He joined Petrobras in 1981, and has worked in different operative areas and has held different executive positions. From 1999 to 2003, he served as Oil and Gas Exploration and Production Executive Manager. Between 2003 and 2008, he served as a member of the Board of Directors, as Executive Director of Petrobras Argentina’s Oil and Gas Exploration and Production business segment, as a Chairman of the board of directors of Petrobras Energía Perú S.A., and as a member of the board of directors of PELSA In 2008, he became Executive Manager for Petrobras’ International Businesses Technical Support Division. Since 2010, he has served as director of Petrobras Venezuela Investments & Services B.V.

Gustavo Tardin Barbosa (51) has served as an alternate member of the Board of Directors since 2011. He graduated in Civil Engineering from Pontificia Universidade Católica do Rio de Janeiro in 1985. He also holds an MBA from Fundação Getulio Vargas (1992), post graduate studies in Corporate Finance from London Business School (1996) and Advanced Management from Wharton School (2002). He joined Petrobras in 1986 where he has held several senior financial positions including Controller of Petrobras International (1993-1994), Chief Financial Officer of Petrobras UK (1994-1999), Executive Manager of Financial Planning and Risk Management of Petrobras (1999-2003) and Chief Financial Officer of Petrobras America (2003-2011). In 2011, he was appointed by Petrobras to serve as Executive Manager of Corporate Finance.

Eduardo Autran de Almeida Junior (49) has served as an alternate member of the Board of Directors since 2011. He graduated in 1985 in Electrical Engineering in the Pontifical Catholic University of Río de Janeiro. He joined Petrobras as the Supplies Manager. In 1990, he did a course in Systems Analysis in Petrobras and a master in Computing Sciences in the same Pontifical Catholic University of Río de Janeiro. In addition, in 2000, he concluded his Master in Business Administration in COPPEAD. In Petrobras, he held important positions in his career, out of which we can remark the period between 1999 and 2006, where he served as Supplies Manager based in Singapore. Since 2006, he served as Supplies General Manager until 2010, when he was appointed Supplies Executive Manager, position which he holds currently.

Luciana Bastos de Freitas Rachid (55) has served as an alternate member of the Board of Directors since 2012. She graduated in Chemical Engineering in the UFRJ, specializing in Oil, Modeling, Simulation and Process Control. She also has a degree in Corporate Finance from Getúlio Vargas Foundation and a Management extension course from the INSEAD. She joined Petrobras in 1979 and has developed a great number of technical and managerial functions, especially in the Exploration and Production segment. At the financial area, she was Financial and Risk Management Executive Manager and Investors Relations Executive Manager. She is currently the Logistic and Participation in Natural Gas Executive Manager at the Gas and Energy segment, and a member in the board of directors of Transportadora Brasileira Gasoducto Bolivia-Brasil S.A., Transportadora Asociada de Gas and Gas Brasiliano Distribuidora S.A.

Abilio Paulo Pinheiro Ramos (58) has served as an alternate member of the Board of Directors and as Industrial Director of PESA since 2011. He graduated in Chemical Engineering in 1977 from UERJ, with specialization en petrochemical processing and obtained an MBA in Strategy in 1994 from the IBMEC and MBA in International Business in 2003 from the IBMEC, Rio de Janeiro, Brazil. He joined Petrobras in 1979 as a Petroleum Processing Engineer. He occupied several managerial positions for Petrobras in the last 30 years, such as General Commercial Manager in Fertilizers, Petrochemical and Energic Petroleum products, Trader Manager in Argentina (1998-2000), EG3 Industrial, Logistc and Supply Manager (2001), International Downstream Executive Manager (2002- 2004), International Technical Executive (2004-2007), and President of Petrobras Colombia (2008-2011). He is currently also member of the board of directors of Refinor and Petrobras Energía Internacional S.A.

Daniel Casal (56) has served as an alternate member of the Board of Directors and as Executive Director of Legal Affairs of PESA since 2003. He graduated in Law from the Universidad Católica Argentina in 1980. He joined PESA in 1991. He also serves as member of the board of directors of TGS, Compañía de Inversiones de Energía S.A., Petrobras Energía Colombia Ltd., Petrobras Electricidad de Argentina S.A., Petrobras Finance Bermuda, Distrilec Inversora S.A., and Petrobras Holding Austria GmbH. Additionally, he serves as alternate member of the board of directors of EDESUR, Petrobras Energía Internacional S.A. and PELSA.

Alejandro Poletto (39) has served as an alternate member of the Board of Directors since 2008. He graduated in Law from the Universidad Católica Argentina in 1998 and received a Master Degree in Law (LL.M.) from Cornell University Law School, Ithaca, New York. He has previous experience as an associate lawyer for the law firms Marval, O’Farrell & Mairal, and Cárdenas, Cassagne & Asociados in Buenos Aires. He also worked as a foreign associate at Skadden, Arps, Slate, Meagher & Flom LLP’s New York Office. He is a partner at Beccar Varela Law Firm.

María José Van Morlegan (37) has served as alternate member of the Board of Directors since 2011. She obtained her law degree at the Argentine Catholic University Law School. She served as an associate attorney at Marval, O Farrell & Mairal. She was then appointed Associate at Cabanellas, Etchebarne, Kelly & DellOro Maini Law Firm and Fortunati & Asociados Law Firm . During 2009 she was an adviser of the Board of Banco de Inversión y Comercio Exterior S.A. Currently, she is the Chief of the Legal Department of the Sustainability Fund (ANSES) and member of the Board of Aluar S.A.

Administration and Organization

Petrobras Argentina’s operations are divided into four business segments that are in turn supported by corporate functions. The four business segments are: Oil and Gas Exploration and Production; Refining and Distribution; Petrochemicals and Gas and Energy.

Petrobras Argentina is managed by a committee made up of five members: the Chief Executive Officer, the Chief Financial Officer, the Director of Oil and Gas Exploration and Production, the Industrial Director and the Marketing Director. Operations are managed through standardized processes that facilitate and secure coordination between the different units and groups. Delegation of authority is encouraged for the purpose of promoting efficiency. In addition, the scope of the delegation of authority is clearly and expressly determined through systemized approval limits for risk minimization purposes. Our internal control system is supported by coordination among the areas responsible for managing businesses and administering them on a centralized basis, always within the framework of the policies established by the executive committee. Operating and administrative processes are jointly supported by administrative procedures, highly reliable information systems, production of periodic management control reports, performance appraisals and fluid communication.

Executive Officers

The table below sets out the names and positions of Petrobras Argentina’s executive officers:

Name	Position
Carlos Alberto da Costa	Chief Executive Officer
Luis Miguel Sas	Chief Financial Officer
Benicio Schettini Frazao	Director of Oil and Gas Exploration and Production Segment
Alexandre Carvalho da Silva	Marketing Director
Abilio Paulo Pinheiro Ramos	Industrial Director
Daniel Casal	Director of Legal Affairs
José Carlos Caino de Oliveira	Executive Manager of Gas and Energy Segment
Juan Martín D’Agostino	Executive Manager of Quality, Environmental and Safety Occupational Health
Alfredo Guía y Díaz	Executive Manager of Planning and Management Control
Adelson Antonio da Silva	Executive Manager of Human Resources
Juan Claudio Nicora	Executive Manager of Communications

The following is a brief summary of the principal business and academic experience of PESA’s executive directors and executive officers of the Company (for the summary regarding those who are directors, see above).

Benicio Schettini Frazao (57) has served as Director of Oil and Gas Exploration and Production since November 2011. He graduated in Civil Enginering, and joined Petrobras where he specialized in Oil Engineering in 1979. Since 1980, and for more than 20 years, he worked at the Campos Basin. First, his developed his duties at an off-shore platform, and then at the Operations Management and the Supply Area. He was then appointed at the E&P Service Material Division at Petrobras, at Rio de Janeiro. Then he was responsible, within the E&P area, for the installation, engineering, construction, training, and initiation of production of the P50 Platform for more than 7 years. The platform started its production on April 19, 2006. From 2008 until November 2011 he was General Manager of E&P’s New Business in Petrobras.

Alexandre Carvalho Da Silva (50) has served as Commercial Director since 2011. He graduated in Electric Engineering from UFRJ. He held several managerial positions in the areas of E&P, TI and Engineering in Brazil. He has participated in executive training programs: MBA- Project Management at the FIA Fundação Instituto de Administração (2007) and Specialization in System Support at UERJ (1997). He is currently the Chairman of EG3 Red S.A. and a member of the board of directors of Petrobras Energía Internacional S.A.

Jose Carlos Caino de Oliveira (55) has served as Executive Manager of Gas and Energy business segment since December 2009. He graduated in Electronic Engineering from UFRJ and obtained an MBA of Oil and Gas from CVC School, London. He also participated in the Advanced Management Program from USP, Sao Paulo. He joined Petrobras in 1980, where he specialized in Equipments Engineering. He occupied several managerial positions for Petrobras in Brazil, Bolivia, Argentina, Peru and Ecuador and in several areas, such as Equipment’s Development and Nationalization, Maintenance’s Planning and Control, Facility’s Engineering, Industrial and Civil Engineering, Maintenance Engineering, Logistic Superintendence, Goods and Services Procurement. He is currently the Chairman of EDESUR, Petrobras Electricidad de Argentina S.A., Enecor, Petrobras Finance Bermuda and World Energy Business S.A.,Vice Chairman of Distrilec and a member of the Board of Petrobras Energia International S.A.

Juan Martín D’Agostino (44) has served as Executive Manager of Quality, Environmental and Safety Occupational Health since 2008. He graduated in Chemical Engineering from UBA and obtained an MBA from the Graduate School of the Engineering Faculty at the UBA. He joined the Company in 1992. In 1997, he served as Commercial Manager, in 2000 as Engineering Manager and in 2007 Quality, Environmental and Safety Occupational Health Manager in the Commercial Downstream Business Unit.

Alfredo Sergio Guía y Díaz (55) has served as Executive Manager of Planning and Management Control since 2008. He graduated in Economic Sciences with specialization in Business Administration from Universidad Nacional de La Plata. He joined the Company in 1997. He was responsible for the Planning and Management Control Department of the refining and Petrochemicals business segment and for the Management Control Department of Oil and Gas Exploration and Production and Gas and Energy. He has served as a member of the board of directors of Petrobras Argentina’s controlled and related companies. He also has served as Performance Appraisal Manager for the Southern Cone Region within Petrobras’ International Area. He is currently a member of the board of directors of PELSA and an alternate member of the board of directors of Petrobras Energía Internacional S.A.

Adelson Antonio da Silva (55) has served as Executive Manager of Human Resources since 2010. He graduated as a Certified Public Accountant from Nilton Paiva Ferreira University, in Belo Horizonte, and as a Lawyer from Candido Mendes University, in Río de Janeiro. He obtained a specialization degree in tax law from Sá University and holds an Executive/Marketing MBA degree from COPPEAD-UFRJ in Rio de Janeiro. He joined Petrobras over 30 years ago and held several positions, mainly in the Human Resources, Accounting, Finance, Commercial and Business Development areas. He served as Executive Manager of Planning and Management Control at Petrobras Argentina and as Director of some companies related to the Company during 2003, 2004 and 2005. He served as General Manager of Strategy, Planning, Portfolio Management and Project Management in the Internacional Area.

Juan Claudio Nicora (52) has served as Executive Manager of Communications since May 2012. He graduated in Law and Business Administration and is a Public Accountant from Universidad de Buenos Aires. He participated in several postgraduate programs, including the Management Program at the Instituto Argentino de la Empresa (IAE) and the International Marketing Program at INSEAD, France. He joined Petrobras in 1992, where he was Commercial Planning Manager, Network Manager and Service Station Division Manager in Eg3. He also served as Distribution and Marketing Manager at Petrobras, and as Operation and Marketing Manager in Colombia.

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

In PESA, the compensation policy for executive officers includes annual cash compensation and a benefits program. The annual cash compensation is determined based on the characteristics and responsibilities of the relevant position and the executive officer’s qualifications and experience and benchmark information. Such compensation consists of a monthly fixed compensation and annual variable cash bonus dependent upon Petrobras Argentina’s results of operations and the achievement of individual goals and objectives. Benefits granted to executive officers are similar to those granted to employees generally, such as life insurance, health care plan, meal allowance and defined benefits pension plan, which are described in the audited consolidated Financial Statements.

No contracts for services were entered into between the directors and the Company or any of our subsidiaries that provide for benefits after termination of their office, other than as provided by law.

In 2011, PESA paid an aggregate of approximately Ps. 19 million to its directors and executive officers. The members of the Board of Directors and our executives do not receive compensation in the form of stock or equity. For information related to amounts set aside for pension and retirement benefits, see Note 16 to our audited consolidated financial statements.

BOARD PRACTICES

Audit Committee

Pursuant to the Regime concerning transparency in public offerings approved by Decree No. 677/01, Argentine public companies must have an audit committee composed of three or more members of the board of directors.

On May 21, 2003, the Board of Directors approved the implementation process required under CNV General Resolution No. 400/02 for audit committees. In compliance with these resolutions, at the shareholders’ ordinary meeting held on March 19, 2004, PESA amended its bylaws by adding a provision related to the structure and operation of the Audit Committee.

On May 7, 2004, the Board of Directors created the Audit Committee and, in compliance with its duties, the Audit Committee approved its charter. At the Board of Directors meeting held on March 29, 2012, Cedric Bridger, Roberto Luis Monti and Juan Fattobene were appointed as regular members of our Audit Committee and Alejandro Poletto and María José Van Morlegan were appointed as alternate members. Each of the members of the Audit Committee satisfies the independence requirements of Rule 10A-3 of the Exchange Act.

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

The Audit Committee is composed of three regular members and an equal or lower number of alternate members that are appointed by the Board of Directors from among its members. Directors having sufficient experience and ability in financial, accounting or business matters are eligible to become members of their Audit Committee. All members of the Audit Committee must be independent in accordance with applicable SEC standards and a majority must be independent in accordance with the standards of the CNV. See “—Directors and Senior Management — Board of Directors.” The audit committees may adopt their own internal regulations.

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

Our Audit Committee has the following principal powers and responsibilities:

1.	To supervise the performance of the internal control systems, the performance and reliability of the administrative and accounting system, the reliability of the financial statements and all the financial information and the disclosure of relevant events.

2.	To establish and supervise the implementation of procedures for the reception, documentation and treatment of claims or reports on irregularities in connection with accounting, internal control or auditing matters, on a confidential and anonymous basis.

3.	To issue founded opinions with respect to transactions with related parties as required by applicable law. To issue founded opinions whenever a conflict of interest exists or may arise for us and to communicate this opinion to self-regulated entities as required by the CNV.

4.	To provide the market with complete information with respect to transactions where members of the corporate bodies and / or controlling shareholders of ours have conflicts of interests.

5.	To opine with respect to the reasonableness of the compensation and stock option plans proposed by the Board of Director at the shareholders meetings.

6.	To opine with respect to the compliance of legal requirements and on the reasonableness of proposals to issue shares or securities convertible into shares, in the case of capital increases that exclude or limit preemptive rights.

7.	To issue at least once, at the time of submittal of the annual financial statements, a report on the treatment given during the year to the matters under its responsibility.

8.	To issue an opinion on the proposal submitted by the Board of Directors for the appointment (or revocation) of the independent auditor and communicate it to the shareholders’ meeting.

9.	To evaluate the qualifications and independence of the independent auditors.

10.	To issue and maintain pre-approval procedures in connection with any service (whether audit-related or not) to be provided by the independent auditor, under which the Committee will be exclusively authorized to pre-approve any service provided by the said Auditor.

11.	To evaluate the quality of our accounting standards and the main changes to such accounting standards.

Compensation Committee

In order to better supervise salary and compensation matters, the Board of Directors created a compensation committee at its October 6, 2006 meeting. The main purpose of this committee is to assure the compliance with, and revise whenever necessary, policies relating to compensation that aim to provide the company with greater flexibility to make more effective decisions. The compensation committee meets monthly to approve matters relating to compensation policy, including compensation subject to our and the employee’s performance. The compensation committee, composed of Directors Roberto Luis Monti, José Carlos Vilar Amigo and Carlos Alberto da Costa, must report to the Board of Directors at least semiannually.

Statutory Supervisory Committee

PESA has a Sindicatura (the “Statutory Supervisory Committee”) that is comprised of three members and three alternate members.

The table below sets out the name, year of appointment and position of each person on the Petrobras Argentina Statutory Supervisory Committee, approved by the ordinary and special shareholders’ meeting held on March 29, 2012:

Name	First year of appointment	Position	Term Expires
Juan Carlos Cincotta	2004	Member	2012
Justo Federico Norman	2003	Member	2012
Rogelio Norberto Maciel	2003	Member	2012
Olga M. Morrone de Quintana	2004	Alternate	2012
Mariana P. Ardizzone	2004	Alternate	2012
María Laura Maciel	2004	Alternate	2012

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

Justo Federico Norman, Rogelio Norberto Maciel, Mariana P. Ardizzone and María Laura Maciel are lawyers and work at Maciel, Norman & Asociados Law Firm, which has professional relations with and charges fees to us, our controlling companies and our affiliates.

Olga M. Morrone de Quintana is a public accountant and works at Estudio Morrone de Quintana, Seoane & Quintana, which has professional relations with and charges fees to us and certain of our affiliates.

The following is a brief summary of the principal business and academic experience of the members of the Statutory Supervisory Committee listed in the table above:

Juan Carlos Cincotta (67) graduated in public accounting from UBA. He is currently head of Cincotta Asesores, Auditores y Consultores, and formerly a partner at Pistrelli, Henry Martin y Asociados (Ernst & Young). He specializes in external audits of major public and private entities, and consulting in accounting, social and corporate governance issues. He was a member of the Special Commission on Accounting and Auditing Regulations (CENCyA) of the FACPCE and currently is a member of the Nominating Committee of the International Federation of Accountants (“IFAC”). He lectures on topics within his special field of work in specialized entities in Argentina and abroad. He published several works on accounting, corporate and audit matters in different technical magazines.

Justo Federico Norman (67) earned his law degree from the Universidad Cátolica Argentina, and is a partner of Maciel, Norman & Asociados Law Firm in Buenos Aires. He has extensive experience in the general practice of law and in the fields of energy, natural resources, oil and gas regulations and environmental issues, and is renowned in the litigation and international arbitration fields. He is a member of the Association of International Petroleum Negotiators where he has served as Regional Secretary (2001-2004), the International Bar Association, and Rocky Mountain Mineral Law Foundation. He has represented and currently represents companies such as Anadarko Petroleum Corporation, ANR Pipeline Company (Coastal), Apache Corporation, BHP Petroleum (Americas) Inc., British Gas, Devon Energy Corporation, Parker Drilling, and Petroliam National Berhad (Petronas). He is a Regular Director of Petronas Argentina S.A. and Apache Petrolera Argentina S.A., among others.

Rogelio Norberto Maciel (75) earned his law degree from the Universidad de Córdoba, and is a founding partner of Maciel, Norman & Asociados Law Firm. He is a renowned lawyer in the litigation and international arbitration fields. He was one of the members of the Argentine Aeronautical Code Drafting Committee and was a member of the Argentine delegation to the International Civil Aviation Association. He is a member of the Buenos Aires Oil Club, the international Bar Association (IBA), the Association of International Petroleum Negotiators, and the Rocky Mountain Mineral Law Foundation. He is Vice Chairman of Petronas Argentina S.A., a Regular Director of BHP Petroleum (Argentina) S.A. and an Alternate Director of Petrolera Rio Alto S.A., among others.

Olga M. Morrone de Quintana (76) is a partner of Morrone de Quintana, Seoane & Quintana. She graduated in public accounting from UBA in 1965. She is currently a member of the statutory supervisory committee of PELSA, Petrobras Energía Internacional S.A., World Energy Business S.A. and Propyme SGR. She is also President of the Commission for the Study of the Difficulties of Disabled Professionals of the Professional Counsel of Economical Sciences and Treasurer of an accountant’s professional organization.

Mariana P. Ardizzone (39) earned her law degree from the UBA. She holds a Master of Laws degree from the University of Michigan a post-graduate degree in Business Administration and Electric Energy and Natural Gas Markets at the Instituto Tecnológico de Buenos Aires. She is a member of the Association of International Petroleum Negotiators and the Rocky Mountain Mineral Law Foundation. Since July 2001, she has been an associate with Maciel, Norman & Asociados in Buenos Aires.

María Laura Maciel (47) earned her law degree from the Universidad Católica Argentina. She is currently an associate with Maciel, Norman & Asociados in Buenos Aires, specializing in the general aviation law, and aircraft leasing and financing contracts, air transport, regulatory issues, air freight, and cargo matters in particular. She completed postgraduate courses in private international law and in aviation law at American University in Washington D.C. (1986), and postgraduate courses with the International Association of Air Transportation, Montreal, Canada (2004-2005).

Total compensation for the members of the Statutory Supervisory Committee of PESA in 2011 was Ps. 0.4 million.

EMPLOYEES

The following table sets forth the number of PESA employees by business segment for the fiscal years ended December 31, 2011, 2010 and 2009.

	As of December 31,
	2011	2010	2009
Oil and Gas Exploration and Production	499	673	708
Refining and Distribution	1,287	1,604	1,659
Petrochemicals	637	793	1,112
Gas and Energy	22	21	24
Corporate	670	739	823

Total	3,115	3,830	4,326

As of December 31, 2011, approximately 49% of our workforce consisted of members of labor unions and had entered into collective bargaining agreements with the Company and our subsidiaries. We have historically maintained good relations with our employees and labor unions. However, during 2008, we and other oil production companies in Argentina were engaged in collective bargaining with various unions representing workers engaged in production activities. Certain unions of private, senior and chemical oil workers were not subject to the general national framework governing conflict situations, which resulted in direct actions, such as strikes, that negatively affected the operations of many Argentine production companies, including us. PESA actively participated in the bargaining and negotiation processes that led to the signing of new collective bargaining arrangements, which allowed us to carry out normal operations. During 2009, 2010 and 2011, we conducted different negotiations with unionized employees engaged in upstream operations in Argentina, which, in a scenario of economic contraction, were focused on maintaining jobs and work streams. See “Item 3-Risk Factors-Factors relating to our business-We could be subject to organized labor action.”

PESA maintains an employee defined contribution plan and two defined benefit pension plans. See Note 16 to our audited consolidated financial statements.

SHARE OWNERSHIP

To our knowledge, none of our directors or members of our senior management owns more than 1% of PESA’s outstanding shares.

Item 7. MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

Our share capital consists of 1,009,618,410 Class B shares, which have a nominal value of Ps. 1.00, and are each entitled to one vote per share.

PESA´s general shareholder´s meeting held on March 29, 2012, approved the issue of shares for Ps. 1.0 billion.

Petrobras, through its subsidiary PPSL, holds 67.2% of the outstanding shares of PESA.

The table below sets forth certain information as of April 30, 2012 with respect to the ownership of PESA’s capital stock by each shareholder who is known to us to be the owner of more than 5% of such shares.

	Class B Shares as of April 30, 2012
Shareholder	Number of Shares	% of the Total Outstanding Shares
PPSL	678,395,778	67.2%
ANSES	98,596,472	9.8	% (1)

(1)	corresponds to holdings identified on information provided by Caja de Valores as of March 31, 2012. In relation with possible holdings in the form of ADSs in the NYSE, such information is not available.

On November 20, 2008, the Argentine Congress enacted Law No. 26,425 unifying the Argentine pension and retirement system into a system publicly administered by the ANSES, eliminating the retirement savings system previously administered by private pension funds under the supervision of a governmental agency. In accordance with the new law, private pension funds transferred all of the assets administered by them under the retirement savings system to ANSES. As October 31, 2008, these funds held 13% of the outstanding shares of one of our predecessor companies, PEPSA. In addition, ANSES was subject to the same investment rules, prohibitions and restrictions that were applicable to the Argentine private pension funds under the retirement savings system, including Sections 75 and 76 of Law No. 24,241, which limited the voting rights of private pension funds in shareholders’ meetings to 5% of the relevant company’s shares. On April 13, 2011, paragraph f) Section 76 of Law No. 24,421 was repealed by Decree No. 441/11 which provides that ANSES may exercise fully its voting rights in the companies in which it has an interest without the 5% limitation described above. Under such decree, the ANSES may be able to appoint board members in the board of directors of companies according to its holding of shares.

RELATED PARTY TRANSACTIONS

General conditions:

Related party transactions are carried out in the ordinary course of our operations at market conditions. We believe that the terms of these transactions are comparable to those offered by or that could be obtained from non-related third parties.

Sales of companies:

On March 31, 2011 through our subsidiary Petrobras Energía Internacional S.A., we agreed to sell our indirect interest in Innova to Petrobras for a total price of U.S.$332 million, which implied the discontinuation of our operations in Brazil and resulted in a gain of Ps. 723 million before considering the effects of income taxes and the reclassification of deferred results of Ps. 134 million for Argentine GAAP purposes. On April 2011, we received U.S.$228 million and the remaining U.S.$104 million are due in September 30, 2013 , or any earlier date upon mutual agreement of the parties, the outstanding balance bears interest at LIBOR (12 months) until the date of its payments.

In April 2009, we sold our 60% equity interest in PVIE, a holding company whose main asset is the ownership of 99.79% of the capital stock of Petrobras Energía Perú S.A., to PIB BV, a subsidiary of Petrobras, for total consideration of U.S.$619.4 million. As a result of this transaction, we recognized a gain on the sale of approximately Ps. 1.6 billion, before income tax.

Financing:

We have entered into a number of financing arrangements with subsidiaries of Petrobras, as detailed below.

In 2005, we entered into a U.S.$200 million loan agreement with PIB BV (as lender). The loan had a 10-year maturity and accrued interest at a rate of 7.22% per annum, plus taxes. This loan was repayable at any time without penalty, and was fully prepaid on April 5, 2011.

In 2007, we issued U.S.$300 million Series S corporate bonds, secured by a Standby Purchase Agreement provided by Petrobras. This bond matures in May 2017 and accrues interest at a 5.87% annual rate.

In February 2008, we approved the placement of a short-term financial surplus in PIB BV, up to U.S.$300 million, at a monthly payable nominal annual interest rate equivalent to 30-day Libor plus 0.15%, due July 2008. The loan was partially renewed at maturity for U.$.S200 million. In December 2008, the outstanding balance was refinanced in part by two new loans totaling U.S.$120 million: (i) a U.S.$107 million loan between PIB BV and PESA and (ii) a U$S13 million loan between PIB BV and Petrobras Holding Austria GMBH, a subsidiary of PESA, both pre-payable and maturing December 2009. U.S.$30 million were paid on these loans before maturity and U.S.$90 million were paid at maturity. As of December 31, 2011, there is only one loan outstanding between PIB BV and PESA, in the aggregate amount of U.S.$90 million.
In December 2009, we took two loans in the aggregate principal amount of U.S.$150 million, secured by Petrobras: one loan granted by Banco Itaú Europa, in the amount of U.S.$100 million, to be repaid in 7 semi-annual installments with final payment date in December 2013, and a second loan granted by HSBC Bank USA in the amount of U.S.$50 million, due June 2012. The above mentioned loans were prepaid during 2011, and as a result, the guarantees were cancelled.

Commercial operations:

In the ordinary course of business, we enter into transactions with Petrobras affiliates to import and export crude oil and related oil products, at determinable market prices and terms, primarily with Petrobras International Finance Co and Braskem.

These sales are undertaken in the ordinary course of business and at determinable market terms and prices.

The outstanding balances from transactions with related companies, (including companies under joint control) as of December 31, 2011, 2010 and 2009 are as follows (in millions of pesos):

	2011
	Current						Non-current
Company	Investments	Trade Receivables	Other Receivables	Accounts Payable	Other Liabilities	Loans	Investments	Other Receivables	Accounts Payable	Other Liabilities
Companies in which we exercise significant influence
OCP	—	—	—	—	83	—	141	—	—	273
PELSA	—	—	—	19	—	—	—	—	38	—
Refinor	—	2	5	18	—	—	—	—	—	—
Other	—	14	28	2	5	—	7	—	—	—

	—	16	33	39	88	—	148	—	38	273

Companies under joint control
TGS	—	23	—	17	—	—	—	—	—	—

	—	23	—	17	—	—	—	—	—	—

Petroleo Brasileiro Group Companies
Braskem S.A.	—	—	—	61	—	—	—	—	—	—
Petrobras Chile Ltda.	—	—	2	—	—	—	—	—	—	—
Petrobras Internacional- Braspetro B.V.	387	—	133	—	—	—	—	—	—	—
Petrobras Internacional- Finance Co.	—	21	—	—	—	—	—	—	—	—
Petrobras Venezuela Inversiones y Servicios S.A.	—	—	—	—	23	—	—	—	—	—
Innova	—	20	—	—	3	—	—	—	—	—
Petrobras	—	1	35	91	—	—	—	450	—	—

	387	42	170	152	26	—	—	450	—	—

Total	387	81	203	208	114	—	148	450	38	273

	2010
	Current						Non-current
Company	Investments	Trade Receivables	Other Receivables	Accounts Payable	Other Liabilities	Loans	Investments	Other liabilities	Accounts Payable	Loans
Companies in which we exercise significant influence
OCP	—	—	—	—	63	—	148	279	—	—
PELSA	—	—	—	37	—	—	—	—	36	—
Refinor	—	10	6	11	—	—	—	—	—	—
Other	—	3	16	4	4	—	6	—	—	—

	—	13	22	52	67	—	154	279	36	—

Companies under joint control
TGS	—	16	2	10	—	—	—	—	—	—

	—	16	2	10	—	—	—	—	—	—

Petroleo Brasileiro Group Companies
Braskem S.A.	—	—	—	58	—	—	—	—	—	—
Petrobras Chile Ltda.	—	—	1	—	—	—	—	—	—	—
Petrobras Energía Venezuela SA.	13	—	170	—	11	—	—	—	—	—
Petrobras Internacional- Braspetro B.V.	358	—	491	—	—	21	—	—	—	795
Petrobras Internacional- Finance Co.	—	23	—	—	—	—	—	—	—	—
Petrobras Venezuela Inversiones y Servicios S.A.	—	—	—	—	23	—	—	—	—	—
Petrobras Paraguay Operaciones y Logística S.R.L.	—	13	—	—	—	—	—	—	—	—
Petrobras	—	19	2	94	—	—	—	—	—	—

	371	55	664	152	34	21	—	—	—	795

Total	371	84	688	214	101	21	154	279	36	795

	2009
	Current						Non-current
Company	Investments	Trade Receivables	Other Receivables	Accounts Payable	Other Liabilities	Loans	Investments	Other receivables	Accounts Payable	Loans
Companies in which we exercise significant influence
OCP	—	—	—	—	—	—	150	—	—	—
PELSA	—	—	—	50	—	—	—	—	30	—
Refinor	—	13	5	10	—	—	—	—	—	—
Other	—	4	28	13	2	—	6	—	—	—

	—	17	33	73	2	—	156	—	30	—

Companies under joint control
TGS	—	7	11	10	—	—	—	—	—	—

	—	7	11	10	—	—	—	—	—	—

Petroleo Brasileiro Group Companies
Petrobras Energía Venezuela S.A.	13	—	162	—	8	—	—	—	—	—
Petrobras Internacional — Braspetro B.V.	342	—	1,606	—	69	20	—	344	—	760
Petrobras International Finance Co.	—	44	—	3	—	—	—	—	—	—
Petrobras	—	2	2	67	13	—	—	—	—	—

	355	46	1,770	70	90	20	—	344	—	760

Total	355	70	1,814	153	92	20	156	344	30	760

The main transactions with related companies (including companies under joint control) for the fiscal years ended December 31, 2011, 2010 and 2009 are as follows (in million of pesos):

	2011		2010		2009
Company	Purchases	Sales	Purchases	Sales	Purchases	Sales
Companies in which we exercise significant influence
Oldelval	31	3	18	—	22	—
PELSA	148	4	454	3	362	2
Refinor	108	43	120	69	133	68
Other	—	—	—	1	—	27

	287	50	592	73	517	97

Companies under joint control
TGS	55	25	49	22	48	36

	55	25	49	22	48	36

Petroleo Brasileiro Group Companies
Braskem (Copesul).	1,114	—	2,002	—	1,241	—
Petrobras International Finance Co.	128	5	247	492	208	902
Petrobras	150	157	71	86	35	16
Compañía Mega S.A.	—	36	—	22	—	—
Petrobras Paraguay Operaciones y Logística S.R.L.	—	28	—	26	—	19
Innova	8	133	—	—	—	—
Other	—	19	2	—	—	—

	1,400	378	2,322	626	1,484	937

Total	1,742	453	2,963	721	2,049	1,070

We have not entered into any other material related party transactions.

Item 8. FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

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

DIVIDENDS

We may only pay dividends from our retained earnings that are reflected in our annual audited consolidated financial statements as approved at our respective annual general regular shareholders’ meetings. Payment of cash dividends depends upon our financial position, results of operations, cash requirements (including capital expenditures and payments of debt service), retained earnings minimum requirements and other requirements imposed by Argentine law and upon any other factors deemed relevant by our Board of Directors for the purpose of resolving upon the declaration of dividends.

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

Holders of ADSs will be entitled to receive any dividends payable in respect of our underlying Class B shares. We will pay cash dividends to the depositary in pesos, although we reserve the right to pay cash dividends in any other currency, including U.S. dollars. The deposit agreement provides that the depositary will convert cash dividends received by the depositary in pesos to U.S. dollars and, after a deduction or upon payment of fees and expenses of the depositary and any applicable taxes, will make payment to holders of the applicable ADSs in U.S. dollars.

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

Pursuant to the resolutions adopted at the general shareholders’ meetings held on April 6, 2011 and March 26, 2010, in 2011 and 2010 we paid cash dividends in the amount of Ps. 183 million and Ps. 275 million, respectively.

PESA´s general shareholders’ meeting held on March 29, 2012, approved a reserve for future investments in the amount of Ps. 4.8 billion, a reserve for future dividends for the amount of Ps. 900 million, to issue shares for Ps. 1.0 billion and to transfer Ps. 35 million to the legal reserve.

Item 9. OFFER AND LISTING

Our ADSs, each representing ten Class B shares, are listed on the NYSE under the trading symbol “PZE.” The ADSs began trading on the NYSE on September 30, 2009 following the completion of the merger and exchange of shares between PESA and PEPSA and were issued by Citibank, N.A. as depositary.

Our Class B shares have been listed on the Buenos Aires Stock Market since 1956. Currently the trading symbol is “PESA.”

The following table sets forth, for the periods indicated, the high and low closing sales price of the ADSs on the NYSE and the Class B shares of PESA on the Buenos Aires Stock Market:

	ADS(1) (3)				Class B share(2)
Full Year	High		Low		High	Low
2006					9.20	7.10
2007					10.15	7.00
2008					13.10	6.30
2009	19.40	(3)	15.54	(3)	7.55	5.20
2010:
First Quarter	17.40		16.10		6.80	6.20
Second Quarter	17.32		12.91		6.81	5.20
Third Quarter	16.54		14.43		6.56	5.70
Fourth Quarter	26.38		16.18		10.65	6.33
2011:
First Quarter	28.20		20.50		11.35	8.68
Second Quarter	23.68		18.03		9.90	7.85
Third Quarter	20.23		13.75		8.55	6.49
Fourth Quarter	14.95		12.16		7.20	5.78
November 2011	14.12		12.16		6.60	5.98
December 2011	13.26		12.21		6.24	5.78
2012:
January 2012	17.13		13.40		7.90	6.22
February 2012	16.11		14.48		7.50	6.90
March 2012	14.48		12.48		7.09	6.22
April 2012	12.97		11.04		6.75	6.00

(1)	In U.S. dollars.
(2)	In Argentine pesos.
(3)	Since September 30, 2009.

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

Certain information regarding the Argentine securities market is set forth in the table below:

	2011	2010	2009	2008	2007
Market capitalization (billions of pesos)	1,610	1,900	2,184	1,233	1,773
As percent of GDP(1)	86.3%	132%	187%	122%	227%
Volume (in millions of pesos)	14,955	14,955	11,221	21,049	23,001
Average daily trading volume (in millions of pesos)	39.00	60.79	45.99	85.22	93.12
Number of listed companies(1)	107	107	88	91	93

(1)	End-of-year figures for trading on the Buenos Aires Stock Exchange.

Source: Bolsa de Comercio de Buenos Aires, CNV and Instituto Argentino de Mercado de Capitales.

Item 10. ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

Registration and Merger

Our bylaws (estatutos sociales) were authorized by Decree N. 17105 dated June 18, 1947, and registered with the IGJ on November 17, 1947 under No. 759, Page 569, Book 47, Volume A of Argentine Bylaws. Amendments to the bylaws were authorized as indicated below, and registered as amended with the Public Registry of Commerce as follows: (1) as amended and authorized by Decree N. 29,460 dated September 24, 1948, and registered on May 27, 1949, under N. 369, Page 332, Book 48, Volume A, of Argentine Bylaws; (2) as amended and authorized by Decree N. 10,460 dated June 24, 1954, and registered on October 4, 1954, under N. 1,323, Page 508, Book 49, Volume A, of Argentine Bylaws; (3) as amended and authorized by Decree No. 3,789 dated February 28, 1956, and registered on September 5, 1956, under N. 1,686, Page 238, Book 50, Volume A, of Argentine Bylaws; (4) as amended and authorized by Decree N. 3,773 dated August 11, 1958, and registered on March 2, 1959, under N. 289, Page 391, Book 51, Volume A of Argentine Bylaws; (5) as amended and authorized by Decree N. 5,405 of the Argentine government dated June 12, 1962, and registered on September 28, 1962, under N. 2,161, Page 347, Book 55, Volume A of Argentine Bylaws; (6) as amended and authorized by Resolution issued by PJ (Board of Legal Entities) N. 001129, Ministry of Education and Justice, dated June 19, 1963, and registered on September 24, 1963, under N. 1,656, Page 109, Book 58, Volume A of Argentine Bylaws; (7) as amended and authorized by IGJ Resolution N. 6,307, Ministry of Justice, dated March 13, 1970, and registered on May 14, 1970, under N. 1,782, Page 56, Book 72, Volume A of Argentine Stock Corporations Bylaws; (8) as amended and authorized by I.G.P.J. (Board of Legal Entities) Resolution N. 2,116, Superintendent of Legal Entities, dated April 29, 1971, and registered on July 7, 1971, under N. 2,286, Page 287, Book 74, Volume A of Argentine Stock Corporations Bylaws; (9) as amended and authorized by I.G.P.J. (Board of Legal Entities) Resolution N. 2,687, Superintendent of Legal Entities, dated August 28, 1972, and registered on December 28, 1972, under N. 4,555, Page 479, Book 77, Volume A of Argentine Stock Corporations Bylaws; (10) as amended and registered on November 16, 1976, under N. 3,917, Book 84, Volume A of Argentine Stock Corporations Bylaws; (11) as amended and registered on July 8, 1977, under N. 2,237, Book 87, Volume A of Argentine Stock Corporations Bylaws; (12) as amended and registered on December 21, 1978, under N. 4,912, Book 88, Volume A of Argentine Stock Corporations Bylaws; (13) as amended registered on December 6, 1979, under N. 4,401, Book 90, Volume A of Argentine Stock Corporations Bylaws; (14) as amended and registered on March 25, 1981, under N. 1,105, Book 97, Volume A of Stock Corporations; (15) as amended registered on February 21, 1983, under N. 545, Book 98, Volume A of Argentine Stock Corporations; (16) as amended and registered on March 21, 1984, under N. 1,551, Book 99, Volume A of Stock Corporations; (17) as amended and registered on March 31, 1986, under N. 1,739, Book 101, Volume A of Stock Corporations; (18) as amended and registered on January 22, 1992, under N. 372, Book 110, Volume A of Stock Corporations; (19) as amended and registered on October 3, 1995, under N. 9223, Book 117, Volume A of Stock Corporations; (20) as amended registered on November 11, 1996, under N. 11,209, Book 120, Volume A of Stock Corporations; (21) as amended and registered on May 15, 1997, under N. 4894, Book 121, Volume A of Stock Corporations; (22) as amended and registered on June 11, 1998 under N. 3812, Book 1, Volume of Corporations; (23) as amended and registered on July 14, 2000 under N. 10116, Book 11, Volume of Corporations; (24) as amended and registered on October 26, 2000 under N. 16073, Book 13, Volume of Corporations; (25) as amended and registered on September 3, 2002, under N. 9737, Book 18, Volume of Corporations; (26) as amended and registered on February 12, 2003, under N. 2042, Book 19, Volume of Corporations; (27) as amended and registered on July 4, 2003, under N. 9191, Book 22, Volume of Corporations; (28) as amended and registered on August 22, 2003, under N. 11892, Book 22, Volume of Corporations; (29) as amended and registered on May 3, 2004, under N. 5377, Book 24, Volume of Corporations; (30) as amended and registered on November 29, 2004 under N. 15158, Book 26, Volume of Corporations; (31) as amended and registered on June 30, 2005 under N. 7618, Book 28, Volume of Corporations; (32) as amended and registered on January 26, 2009 under N. 1537, Book 43, Volume of Corporations; (33) as amended and registered on August 4, 2009 under N. 12887, Book 45, Volume of Corporations; (34) as adopted by the extraordinary and regular shareholder meeting held on January 30, 2009, and to be registered in the Volume of Corporations and (35) as adopted by the extraordinary and regular shareholder meeting held on March 27, 2009, and to be registered in the Volume of Corporations.

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

Provisions of the Bylaws Relating to Directors

Section 9 of the bylaws states that the Board of Directors shall hold a meeting with the majority of its members present at the meeting, whether in person or remotely as long as they can each communicate among themselves through other means of simultaneous sound, image or word transmission, and shall adopt resolutions by the majority of the votes present thereat, including remote participants. The Board of Directors meets formally at least once every three months, and is composed of nine members. All members of the Board of Directors have one vote for any matter decided upon. For more information on the election of PESA Board of Directors, see “Item 6. Directors, Senior Management, and Employees—Directors and Senior Management—Petrobras Argentina S.A. Board of Directors.”

In accordance with our bylaws, in the event any members of the Board of Directors refrain from voting on account of having a conflict of interest or material interest in the matter at hand, the Board of Directors shall adopt resolutions by a majority of the members who did not refrain from voting for such reason. Participation and vote of remote participants as well as all transmission of data shall be registered in the minutes of the meetings. Law No. 19,550 (“Argentine Companies Law”) requires that directors refrain from voting on matters in which such director may have a conflict of interest.

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

All existing PESA Class A shares were converted into PESA Class B shares on March 11, 2009. There are no PESA Class A shares currently outstanding.

Cumulative Voting

Under Argentine Companies Law, a shareholder is entitled to cumulative voting procedures for the election of up to one-third of the directors being elected. If any shareholder notifies us of its decision to exercise its cumulative voting rights no later than three business days prior to the date of a meeting, all shareholders are entitled, but not required, to exercise their cumulative voting rights. Under cumulative voting, the aggregate number of votes that a shareholder may cast is multiplied by the number of vacancies to be filled in the election, and each shareholder may allocate the total number of its votes among a number of candidates not to exceed one-third of the number of vacancies to be filled. Shareholders not exercising cumulative voting rights are entitled to cast the number of votes corresponding to their shares for each candidate. The implementation of a staggered board does not impede or prohibit the exercise of cumulative voting in any manner.

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

Acquisition of Class B Shares by Class B Shareholders

Argentine law provides that if any person or group of persons acquires shares or securities convertible into shares representing at least three percent of a public company’s capital stock, then these persons must, within three days following the acquisition, give the company notice of the acquisition, irrespective of any additional notice requirements under applicable rules of any stock exchange or regulatory agency. The notice must state the acquisition dates and prices, the voting power acquired, the purpose of the acquisition and the intention of the acquiror (including, without limitation, whether it intends to increase its holding or to obtain control). This provision also applies to subsequent acquisitions involving a number of shares or securities convertible into shares representing at least three percent of the company’s capital stock.

Capital Increases and Reductions

Our capital stock may be increased by resolution of an ordinary shareholders’ meeting. Capital increases do not require an amendment of our bylaws, but must be approved by the CNV, published in the Official Gazette and registered with the Public Registry of Commerce. Capital reductions may be voluntary or mandatory. Voluntary reductions of capital must be approved by an extraordinary shareholders´ meeting and may take place only after notice is published and creditors are given an opportunity to obtain payment or collateralization of their claims or attachment. Reductions of capital are mandatory when losses have exceeded reserves or more than 50% of our stated capital.

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

Changes in Shareholder Rights

See “—Meetings of Shareholders” below.

Audit Committee

The bylaws of PESA state that the company shall have an audit committee composed of three regular directors and an equal or smaller number of alternate members. For more details on our Audit Committees see “Item 6. Directors, Senior Management and Employees—Board Practices—Audit Committee.”

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

Change of Control

In 2001, the Argentine government issued Decree No. 677/01 which, among others, established an optional statutory system for binding public offers, which regulates the change of control of a public company. According to this decree, if a person or entity, directly or indirectly, acquires a determined percentage of the voting shares of a public company with the intention of obtaining control, then that person or entity must publicly tender to purchase all of the target’s outstanding shares. Companies are free to opt out of the decrees requirements, provided they do so expressly in their bylaws. We, with the approval of our shareholders, have opted out of these requirements. This does not prevent an acquiror from voluntarily commencing an offer for all our shares.

MATERIAL CONTRACTS

We are party to a number of material financing agreements, including the underlying agreements for the company’s Global Bond Program, and letters of credit entered into to backstop certain financial commitments under the ship or pay contract with OCP. These agreements and other financing agreements are briefly described under “Item 5. Operating and Financial Review and Prospects—Off-Balance Sheet Transactions”, “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing activities” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources— Description of Indebtedness.”

Our agreements with related parties are described in “Related Party Transactions” under Item 7.

EXCHANGE CONTROLS

For more information on exchange controls imposed by the Argentine government, see “Item 3. Exchange Rates—Exchange Controls,” and “Item 5. Description of Indebtedness.”

TAXATION

The discussion in this section, “Taxation” describes tax matters relating to the acquisition, ownership and disposition of our Class B shares and ADSs, pursuant to the Deposit Agreement entered into with Citibank, N.A. as Depositary.

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

Citibank, N.A. is our paying agent in the United States. See “Item 8. Financial Information—Dividends” and “Item 9. Offering and Listing Details.”

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

Shareholdings or interests in corporations incorporated in Argentina that are held by individuals or undivided estates domiciled or located in Argentina or abroad, or by companies or other legal persons located abroad, are subject to the personal property tax. A company is liable for the personal property tax payable on behalf of its shareholders in respect of their share ownership, except for shareholders residing in countries which have signed a tax treaty with Argentina. A company liable for this tax payment will be entitled to seek reimbursement of the amount paid from the shareholders, by way of withholding or by foreclosing directly on the assets that gave rise to such payment. Consequently, we are liable to pay personal property tax in respect of our Class B shares and ADSs and we are entitled to seek reimbursement of the amount paid from shareholders. We usually seek these reimbursements through a withholding on dividend payments. The applicable tax rate is 0.50% on the equity value of the shares, calculated as of December 31 of the year under consideration.

For purposes of the above paragraph, shareholdings or interests in companies governed by Argentine Companies Law held by companies or any other kinds of corporations incorporated in other countries, are presumed to indirectly belong to individuals domiciled abroad or to undivided estates located abroad. Contrary evidence is not accepted to rebut this presumption.

Tax treaties

There is currently no income tax treaty or convention between Argentina and the United States.

Other taxes

There is no inheritance, gift, succession or value-added tax applicable to the ownership, transfer, exchange or disposition of our Class B shares or ADSs, except for the inheritance tax applicable only to corporations or individuals with tax domicile in the Province of Buenos Aires. The tax rate ranges between 4% and 22% depending on the relationship.

There is neither value-added tax nor gross revenue tax applicable to the ownership, transfer, exchange or disposition of our Class B shares or ADSs.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder prior to January 1, 2013 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for United States federal income tax purposes with respect to our 2009 or 2010 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2011 taxable year.

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

In addition, the boards of directors of related companies over which we exercise significant influence or joint control, including CIESA and Distrilec, establish their own risk management policies.

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

In Argentina, the series of regulations imposed by the Government, focused particularly on the energy sector, aimed at reducing the impact of inflationary pressures, has negatively limited our exposure to market risk in relation to price volatility, preventing us from profiting from higher prices for commodities. See “Item 5—Factors Affecting our Consolidated Results of Operations—Regulation of the Energy Industry in Argentina.”

As of the date of this Annual Report, we do not have a position in any such derivative instruments.

Foreign exchange risk

Our results of operations and financial condition are sensitive to changes in the exchange rate between the Argentine peso and other foreign currencies.

As of December 31, 2011, 100% of our financial debt was denominated in U.S. dollars.

As of the date of this Annual Report, we do not use derivative financial instruments to mitigate risks associated with exchange rate fluctuations.

Interest rate risks

Interest rate risk management mainly aims at reducing overall financial costs and adjusting our exposure to increasing interest rates.

As of December 31, 2011, approximately 98% our total financial debt was subject to fixed rates and 2% was subject to variable rates. The variable rate debt is mainly linked to the LIBO rate plus specified spreads.

As of the date of this Annual Report, we do not use derivative financial instruments to mitigate the risks associated with interest rate fluctuations.

Quantitative Disclosure

The following table provides information about our financial debt that is sensitive to foreign exchange rates and interest rates as of December 31, 2011.

	Expected Maturity
	2012	2013	2014	2015	2016	Thereafter	Total	Estimated Fair Value
	(in millions of pesos)
Short-and Long-Term Debt U.S. dollar:
Fixed Rate	23	859	—	—	—	1,285	2,167	2,307
Average interest rate (%)	—	9.38	—	—	—	5.88	—	—
Variable rate	16	15	15	8	—	—	54	52
Average interest rate (%)	L6m +1.45	L6m +1.45	L6m +1.45	L6m +1.45	—	—	—	—

Total	39	874	15	8	—	1,285	2,221	2,359

The estimated fair value of publicly traded long-term debt is based on quoted market prices, and for the remaining long-term debt estimated fair value was calculated based on the current rates available to the Company for debt of similar remaining maturities.

A table reconciling the above figures to our audited consolidated financial statements, which include the proportional consolidation of jointly controlled companies with third parties, CIESA and Distrilec, is presented below:

	Short-Term debt	Long-Term debt	Total
	(In millions of pesos)
Debt obligations (1) without proportional consolidation	39	2,182	2,221
PESA’s interest in Distrilec’s debt obligations	88	102	190
PESA’s interest in CIESA’s debt obligations	729	853	1,582

Debt obligations (2) with proportional consolidation	856	3,137	3,993

(1)	As reported in tabular presentation.
(2)	As reported in the consolidated balance sheet of our audited consolidated financial statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A- Not applicable

B- Not applicable

C- Not applicable

12.D – American Depositary Shares

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

Surrender of ADSs for the purpose of withdrawal of deposited securities.

Up to U.S.$5.00 per 100 ADSs (or fraction thereof)	Distribution of cash dividends.

Up to U.S.$2.00 per 100 ADS (or fraction thereof)	Any cash distribution other than cash dividends.

Up to U.S.$5.00 per 100 ADS (or fraction thereof)	Distribution of securities other than ADS or rights to purchase additional ADS.

Registration fees	Registration of transfer of shares in the shares register and applicable to transfers of shares to or from the name of the custodian, the depositary or any nominees upon making deposits or withdrawals.

Expenses of the depositary	Cable, telex and facsimile transmissions and delivery. Conversion of foreign currency.

Taxes (including applicable interest and penalties) and other governmental charges	As necessary

Any fees and expenses incurred by the depositary or its agents, including the custodian, for servicing the deposited securities or in connection with compliance with exchange control regulations and other applicable regulatory requirements.

As necessary

Fees and Direct and Indirect Payments Made by the Depositary to the Company

Past Fees and Payments

During 2011, the Company did not receive from the depositary any reimbursement.

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

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15. CONTROLS AND PROCEDURES

a) Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2011. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that they file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

The Company’s management assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2011. In making this assessment, management used the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluations and those criteria, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2011.

Our assessment of internal controls over financial reporting excludes the internal control over financial reporting of CIESA and Distrilec, which are consolidated into our audited consolidated financial statements as of December 31, 2011 and for the year then ended on the basis of the proportionate consolidation method required by the professional accounting principles in force in the City of Buenos Aires. We have neither the ability to dictate or modify the controls of those entities, nor the ability, in practice, to assess those controls. Consequently, we have not included in our assessment the internal control over financial reporting of CIESA and Distrilec. The financial statements of CIESA and Distrilec proportionately consolidated represented assets constituting 24% as of December 31, 2011 and net sales constituting 14% for the year then ended of the respective consolidated totals. Under US GAAP, CIESA and Distrilec would be treated as equity investees.

c) Attestation Report of the Registered Public Accounting Firm

KPMG (formerly Sibille), a member firm of KPMG International Cooperative, an independent registered public accounting firm, has audited our effectiveness of internal controls over financial reporting as of December 31, 2011. The reports on the audit of our internal controls over financial reporting are included below, beginning on page F-3.

d) Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act during the period covered by this Annual Report on Form 20- F that have materially affected or are reasonable likely to materially affect our internal control over financial reporting. Additionally, there have been no changes in our internal controls over financial reporting or other factors that have occurred subsequent to the balance sheet date and through the date of this Annual Report that might materially and adversely affect our internal controls over financial reporting as of December 31, 2011.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Cedric Bridger is an “audit committee financial expert,” and that Mr. Bridger is independent, within the meaning of this Item 16A. See “Item 6 – Audit Committee.”

Item 16B. CODE OF ETHICS

We have adopted a code of ethics, as defined in Item 16B of Form 20-F. Our code of ethics applies to our chief executive officer and our chief financial officer, as well as to other executive officers and employees. Our code of ethics is available on our web site at http://www.petrobras.com.ar, in the section “Corporate Governance”, inside the section entitled “Investor Center.”

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

Fees for professional services provided to us by our independent auditors, during the fiscal years ended December 31, 2011 and 2010 in each of the following categories are discussed below:

The following table summarizes the fees for professional services provided to PESA, on a consolidated basis:

	Year ended December 31,
	2011	2010
	(in millions of pesos)
Audit fees	10	11
Audit-related fees	—	—
Tax fees	—	—

Total fees	10	11

Audit fees. Audit fees in the above tables are mainly for professional services rendered in connection with the audit of our consolidated annual financial statements and the review of our quarterly reports and statutory audits of the financial statements of certain of our subsidiaries.

Independent Auditors. For each of the years ended December 31, 2011 and 2010, KPMG (formerly Sibille), a member firm of KPMG International Cooperative, served as our independent auditors and audited our financial statements.

The shareholders’ meeting of PESA held on March 29, 2012 designated Price Waterhouse & Co. S.R.L. (“PWC”), a member firm of PricewaterhouseCoopers, as PESA’s independent auditors for the year ending December 31, 2012.

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

All services performed by the independent auditor during 2011 and 2010 were approved by the Audit Committee in accordance with this policy and the aforementioned procedures. This approval applied to the audit of all of our subsidiaries.

Item 16D. EXEMPTION FROM THE LISTING STANDARD FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES PURCHASERS

From January 1, 2011 to December 31, 2011, no purchases of our ordinary shares or ADSs were made by us or on our behalf or by any affiliated purchaser.

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

The Company, in its capacity as trustor, entered into a trust agreement with BNP Paribas Argentina Investment Partners S.A., in its capacity as trustee. The trust assets consist of shares of the Company which as of December 31, 2011 numbered 3,152,910. The sole purpose of the trust is to make periodical contributions of shares and/or funds resulting from the sale of the shares for the Company to comply with the funding obligations under its Compensatory Fund and the Employees’ Supplementary Pension Plan.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Our financial statements as of and for the year ended December 31, 2006 through December 31, 2011 were audited by KPMG (formerly Sibille), a member firm of KPMG International Cooperative.

The shareholders’ meeting of PESA held on March 29, 2012 designated PWC, a member firm of PricewaterhouseCoopers, as PESA’s independent auditors for the year ending December 31, 2012. The decision to change our independent auditors was approved by the Audit Committee.

The audit report of KPMG on our financial statements as of and for the years ended December 31, 2006 through December 31, 2011, did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

In connection with the audit of our financial statements as of and for the fiscal years ended December 31, 2006 through December 31, 2011, and through the period ended May 15, 2012, there were no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedures, which disagreements, if not resolved to the satisfaction of KPMG would have caused them to make reference in connection with its reports to the subject matter of the disagreements.

In connection with the audit of our financial statements as of and for the fiscal years ended December 31, 2011 and 2010, and through the period ended May 15, 2012, there were no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).

Item 16G. CORPORATE GOVERNANCE

Companies listed on the NYSE must comply with certain standards regarding corporate governance as codified in Section 303A of NYSE’s Listed Company Manual, as amended. Nevertheless, the Company, while a listed company, qualifies also as a foreign private issuer and, as such, is permitted to follow its home country corporate governance practices, governed by the Argentine Companies Law, Decree No. 677/01 and the Standards of the CNV, in lieu of the provisions of Section 303A, except that it is required to comply with Sections 303A.06, 303A.11 and 303A.12(b) and (c).

Accordingly:

(i) we must satisfy the audit committee requirements of Rule 10A-3 under the Securities Exchange Act of 1934 (the “Exchange Act”) (Section 303A.06);

(ii) we must provide a brief description of any significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards (Section 303A.11); and

(iii) (a) our Chief Executive Officer (as of the date hereof, Mr. Carlos Alberto da Costa) must promptly notify the NYSE in writing after any executive officer of the Company becomes aware of any non-compliance with the applicable NYSE corporate governance rules (Section 303A.12(b)); and (b) we must submit an executed written affirmation (in relation to the members of our audit committee) annually or interim written affirmations, if required to the NYSE (Section 303A.12(c)).

As required by the NYSE and Item 16G of Form 20-F, the table below discloses the significant differences between our corporate governance practices and the NYSE rules. Our corporate governance practices are described in further detail elsewhere in this Annual Report. See “Item 6. Directors, Senior Management and Employees” and “Item 10. Additional Information—Memorandum and Articles of Association.”

Section of the NYSE Listed Company Manual	New York Stock Exchange Corporate Governance Rules for Domestic Issuers	Our Practices

303A.01	Independent Director

	Listed companies must have a majority of independent directors on their board of Directors. “Controlled companies,” which would include our company if it were a U.S. issuer, need not comply with this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, a group or another company, rather than the public.	Argentine law does not require us to have a majority of independent board members. Only the majority of the directors on the Audit Committee must be independent.

303A.02	Independence Tests

This section establishes general standards to determine directors’ independence.

(a) No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). The board of directors is also required to identify which directors are independent and disclose the basis for that determination.

At our annual shareholders meeting, our shareholders determine in accordance with Resolution No. 368 of the CNV and Decree No. 677/01 whether or not each of our directors is independent based on the following criteria. Pursuant to the above mentioned resolution, a director is not independent if such director is:

(1) a member of management or an employee of shareholders who hold significant interests in the issuer, or of other entities in which these shareholders hold either directly or indirectly significant interests or over which these shareholders exercise a significant influence;

Section of the NYSE Listed Company Manual	New York Stock Exchange Corporate Governance Rules for Domestic Issuers	Our Practices
(b) In addition, a director is not independent if:

	(i) the director is or has been within the last three years, an employee, or an immediate family member is, or has been within the last three years, an executive officer, of the listed company, its parent or a consolidated subsidiary, other than employment as interim chairman or CEO or other executive officer;	(2) an employee of the issuer or was an employee of the issuer in the last three years;

	(ii) the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than U.S.$120,000 in direct compensation from the listed company, its parent or a consolidated subsidiary, other than director and committee fees and pension or other forms of deferred compensation for prior services (provided such compensation is not contingent in any way on continued service);	(3) a person who has professional relations or is part of a company or professional association that maintains professional relations with, or that receives remunerations or fees (other than directors’ fees) from, the issuer or from its shareholders that hold either directly or indirectly significant interests in or exercise a significant influence over the issuer, or from which such shareholders hold either directly or indirectly significant interests or exercise a significant influence;

	(iii) (A) the director is a current partner or employee of a firm that is the listed company’s internal or external auditor; (B) the director has an immediate family member who is a current partner of such firm; (C) the director has an immediate family member who is a current employee of such firm and personally works on the company’s audit; or (D) the Director or an immediate family member was within the last three years a partner or employee of such firm and personally worked on the company’s audit within that time;	(4) a person who is either directly or indirectly a holder of significant interests in the issuer or in an entity that has significant interests in or exercises a significant influence over the issuer;

	(iv) the director, or an immediate family member is, or has been with the last three years, employed as an executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee;	(5) the member is married or is a family member, up to fourth degree by blood or up to second degree by affinity, to an individual who would not qualify as independent; and

	(v) the director is a current employee , or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from the listed company its parent or a consolidated subsidiary for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of U.S.$1 million, or 2% of such other company’s consolidated gross revenues.	(6) a person who sells or provides either directly or indirectly goods or services to the issuer or to shareholders that hold either directly or indirectly significant interests in or exercise a significant influence over the issuer and receives compensation for such services that is substantially higher than that payable to a director.

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

Cedric Bridger, Roberto Luis Monti, Juan Fattobene, Alejandro Poletto and María José Van Morlegan are currently members of our Board of Directors who qualify as independent directors pursuant to the factors listed above.

Section of the NYSE Listed Company Manual	New York Stock Exchange Corporate Governance Rules for Domestic Issuers	Our Practices

303A.03	Executive Sessions

The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.

Under Argentine Law, a board of directors must meet at least once every three months.

Carlos Alberto da Costa and Luis Miguel Sas, in addition to serving on the Board of PESA, have management positions. Our other seven directors are non-managing directors. The non-managing directors do not meet at regularly scheduled executive sessions without the presence of the managerial directors. See “Item 6. Directors, Senior Management and Employees — Directors and Senior Management — Board of Directors.”

303A.04	Nominating/Corporate Governance Committee

	Listed companies must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers the committee’s purpose and responsibilities and an annual performance evaluation of the committee.	Argentine law does not require the establishment of a nominating committee or a corporate governance committee. We do not have either of these committees. Instead, their functions are carried out by the Compensation Committee or by the Board of Directors, with the assistance of the Direction of Legal Affairs, the Executive Management of Human Resources and the General Corporative Secretary.

303A.05	Compensation Committee

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

Section of the NYSE Listed Company Manual	New York Stock Exchange Corporate Governance Rules for Domestic Issuers	Our Practices

303A.06 303A.07	Audit Committee

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

The Audit Committee is an advisory committee to the Board of Directors. Argentine law requires that the audit committee be composed of three members from the Board of Directors (with a majority of independent directors), all of whom are well-versed in business, financial or accounting matters. The Audit Committee is composed of three directors, who each satisfy the independence requirements of Rule 10A-3. One member of our Audit Committee, Mr. Cedric Bridger, qualifies as “financial expert” within the meaning of Item 16A of the Form 20-F. See “Item 16A. Audit Committee Financial Expert.”

Our Audit Committee is responsible for, among other things: (1) monitoring and evaluating the activities of the internal and external auditors, (2) supervising the process for preparation of our financial statements, (3) ensuring that our financial statements comply with applicable legal requirements, (4) providing the market with complete information with respect to transactions where members of corporate bodies or controlling shareholders of ours have conflicts of interest, and (5) opine on the reasonableness of compensatory plans for directors and managers. See “Item 6. Directors, Senior Management and Employees - Board Practices - Audit Committee.”

Under Argentine law, the shareholders must appoint the external auditor. The Board of Directors may present a proposal regarding the appointment of the external auditor to the shareholders’ meeting. The Audit Committee must issue an opinion on any such proposal presented to the Shareholders.

We also have an internal audit department.

In accordance with Argentine law, we also have established a Statutory Supervisory Committee that is comprised of three members and three alternate members, approved by our shareholders. Members of the Statutory Supervisory Committee are not members of our Board of Directors. The primary responsibilities of the Statutory Supervisory Committee are to monitor Board of Director’s and management’s compliance with the Argentine Companies Law, our by-laws and our shareholders’ resolutions. The Statutory Supervisory Committee also performs other functions, including: (1) attending meetings of the Board of Directors and shareholders, (2) calling extraordinary shareholders’ meetings when deemed necessary or when required by shareholders, in accordance with the Argentine Companies Law, (3) presenting a report on the reports of the Board of Directors and the annual financial statements at ordinary shareholders’ meetings, and (4) investigating written complaints of shareholders representing not less than 2% of the capital stock. See “Item 6. Directors, Senior Management and Employees — Board Practices — Statutory Supervisory Committee.”

Section of the NYSE Listed Company Manual	New York Stock Exchange Corporate Governance Rules for Domestic Issuers	Our Practices

303A.08	Shareholder Approval of Equity Compensation Plans

	Shareholders must be given the opportunity to vote on equity compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans as set forth in the NYSE rules.	Our Board of Directors approves equity compensation plans for our executive officers and senior management. For a description of our stock option programs for our executive officers and senior management see “Item 6—Directors, Senior Management and Employees—Compensation.”

The Audit Committee issues an opinion on the reasonableness of the Board of Directors’ proposals regarding fees and executive equity compensation plans.

303A.09	Corporate Governance Guidelines

	Listed companies must adopt and disclose corporate governance guidelines.	Adoption of corporate governance guidelines is not required by Argentine law, but the CNV requires companies to publicly report annually on their adoption of certain recommended corporate governance practices. We have nonetheless adopted the practice of issuing corporate governance policies, and publicly reports on these policies on an annual basis, as required by the CNV.

303A.10	Code of Business Conduct and Ethics

	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Conduct and Business Ethics applicable to all employees. See “Item 16B. Code of Ethics.” Any amendment to the code will be disclosed on our web site at www.petrobras.com.ar.

303A.12	Certification Requirements

(a) Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary.

(b) Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with any applicable provisions of this Section 303A.

(c) Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim written affirmation as and when required by the interim written affirmation form specified by the NYSE.

Our CEO will promptly notify the NYSE in writing if an executive officer becomes aware of any material non-compliance with any applicable provision of the NYSE corporate governance rules.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 17. FINANCIAL STATEMENTS

Not applicable.

Item 18. FINANCIAL STATEMENTS

Pages F-1 to F-101 of this Annual Report are incorporated herein by reference.

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

Exhibit		Incorporated by Reference				Filed
Number	Description	Filer	Form	Date	No.	Herewith
1.1	English translation of bylaws (estatutos sociales) of Petrobras Energía S.A.	PESA	20-F	6/30/09	1.2

2.1	Form of Deposit Agreement among Petrobras Energía S.A., Citibank, N.A., as depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.	PESA	20-F	6/24/10	2.1

2.2	Amended and Restated Indenture, dated August 1, 2002, amending and restating the Indenture dated May 1, 1998, between Petrobras Energía and Citibank, N.A.	PEPSA	20-F	6/30/03	2.11

Exhibit		Incorporated by Reference				Filed
Number	Description	Filer	Form	Date	No.	Herewith

4.1	Restructuring Agreement dated as of September 1, 2005 among Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano, Enron Pipeline Company Argentina S.A., ABN AMRO BANK N.V. Sucursal Argentina, and the Creditors named therein.	PEPSA	20-F	6/29/06	4.4

4.2	Third Amendment to the Restructuring Agreement dated as of March 25, 2008 among Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano, Enron Pipeline Company Argentina S.A., ABN AMRO BANK N.V. Sucursal Argentina, and AEI.	PEPSA	20-F	6/27/08	4.2

4.3	Loan Agreement Number 0088/2005, dated February 21, 2005, between Petrobras Energía, as borrower, and Petrobras International Braspetro BV., as lender (English translation).	PEPSA	20-F	6/30/05	2.16

4.4	Loan Agreement, dated December 15, 2008, between Petrobras International Braspetro BV., as borrower, and Petrobras Energía S.A., as lender (English translation).	PEPSA	20-F	6/30/09	4.4

4.5	Loan Agreement, dated December 15, 2008, between Petrobras International Braspetro BV., as borrower, and Petrobras Holding Austria AG, as lender (English translation).	PEPSA	20-F	6/30/09	4.5

4.6	Stock Purchase Agreement, dated December 21, 2007, between Petrobras Energía, S.A., as seller, and Petrobras International Braspetro BV, as purchaser.	PEPSA	20-F	6/27/08	4.7

4.7	Stock Purchase Agreement, dated April 27, 2009, between Petrobras Energía, S.A., as seller, and Petrobras International Braspetro BV, as purchaser.	PEPSA	20-F	6/30/09	4.7

4.8	DeGoyer and MacNaughton reserves audit report, dated January 13, 2012.					X

8.1	List of Significant Subsidiaries of Petrobras Argentina S.A. as defined in Rule 1-02(w) of Regulation S-X.					X

12.1	Petrobras Argentina CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 15, 2012.					X

12.2	Petrobras Argentina CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated May 15, 2012.					X

13.1	Petrobras Argentina CEO Certification furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 15, 2012.					X

13.2	Petrobras Argentina CFO Certification furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated May 15, 2012.					X

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

Date: May 15, 2012

INDEX TO FINANCIAL STATEMENTS

PETROBRAS ARGENTINA S.A.

Report of independent registered public accounting firm of Petrobras Argentina S.A. on the Consolidated Financial Statements as of December 31, 2011, 2010 and 2009	F-2

Report of independent registered public accounting firm of Petrobras Argentina S.A. on Internal Control over Financial Reporting as of December 31, 2011	F-3

Consolidated statements of income and loss of Petrobras Argentina S.A. for the years ended December 31, 2011, 2010 and 2009	F-4

Consolidated balance sheets of Petrobras Argentina S.A. as of December 31, 2011 and 2010	F-5

Statements of changes in shareholders’ equity of Petrobras Argentina S.A. for the years ended December 31, 2011, 2010 and 2009	F-6

Consolidated statements of cash flows of Petrobras Argentina S.A. for the years ended December 31, 2011, 2010 and 2009	F-7

Notes to the consolidated financial statements of Petrobras Argentina S.A. for the years ended 2011, 2010 and 2009	F-8

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Petrobras Argentina S.A.

1.	We have audited the accompanying consolidated balance sheets of Petrobras Argentina S.A. (“PESA”) and its subsidiaries as of December 31, 2011 and 2010 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2.	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petrobras Argentina S.A. and its subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with generally accepted accounting principles in Argentina, as approved by the Professional Council of Economic Sciences of the City of Buenos Aires.

4.	Generally accepted accounting principles in Argentina, as approved by the Professional Council of Economic Sciences of the City of Buenos Aires vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Notes 21, 22, and 23 to the consolidated financial statements.

5.	We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Petrobras Argentina S.A.’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 15, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Buenos Aires, Argentina

May 15, 2012

KPMG

(Formerly Sibille)

Member firm of KPMG International Cooperative

Graciela C. Laso

Partner

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Petrobras Argentina S.A.

1.	We have audited Petrobras Argentina S.A.’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Petrobras Argentina S.A.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

2.	We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

3.	A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

4.	Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

5.	In our opinion, Petrobras Argentina S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

6.	We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Petrobras Argentina S.A. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated May 15, 2012 expressed an unqualified opinion on those consolidated financial statements.

Buenos Aires, Argentina

May 15, 2012

KPMG

(formerly Sibille)

Member firm of KPMG International Cooperative

Graciela C. Laso

Partner

PETROBRAS ARGENTINA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Stated in millions of Argentine pesos)

		2011	2010	2009
Net sales		14,278	14,442	11,972
Cost of sales	(Note 26.3)	(11,025)	(10,806)	(8,858)

Gross profit		3,253	3,636	3,114

Administrative and selling expenses	(Note 26.5)	(1,708)	(1,746)	(1,668)
Exploration expenses	(Note 26.5)	(391)	(190)	(336)
Other operating expenses, net	(Note 15.4)	(560)	(258)	(192)

Operating income		594	1,442	918

Equity in earnings of affiliates	(Note 7.1.2)	223	156	210

Financial income (expenses) and holding gains (losses)
Generated by assets:
Interest		138	140	108
Foreign exchange gains		298	239	361
Holding (loss) gain	(Note 26.3)	(5)	22	(80)
Other financial (expenses) income, net		(4)	19	96

		427	420	485

Generated by liabilities:
Interest		(388)	(494)	(604)
Foreign exchange losses		(226)	(221)	(524)
Other financial expenses, net		(130)	(106)	(58)

		(744)	(821)	(1,186)

Other income (expenses), net	(Note 15.5)	189	(357)	1,288

Income before income tax and minority interest		689	840	1,715

Income tax	(Note 11)	7	(201)	(726)

Minority interest		8	(29)	(64)

Net income	(1)	704	610	925

Basic/diluted earnings per share—Stated in Argentine pesos		0.697	0.604	0.916

The accompanying notes are an integral part of these consolidated financial statements.

(1)	Net income includes loss of 2 and income of 382 and 10 which relate to continuing operations, and income of 706, 228 and 915, which relate to discontinued operations for the years ended December 31, 2011, 2010 and 2009, respectively (Note 8.5).

PETROBRAS ARGENTINA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2011 AND 2010

(Stated in millions of Argentine pesos)

		2011	2010
CURRENT ASSETS
Cash		247	581
Investments	(Note 7.1.1)	1,563	2,325
Trade receivables		2,224	1,824
Other receivables	(Note 15.1)	1,089	1,802
Inventories	(Note 15.2)	1,001	1,099
Other assets	(1)	52	142

Total current assets		6,176	7,773

NON-CURRENT ASSETS
Trade receivables		244	230
Other receivables	(Note 15.1)	1,475	446
Inventories	(Note 15.2)	98	81
Investments	(Note 7.1.1)	3,400	3,351
Property, plant and equipment	(Note 26.1)	10,726	10,789
Other assets		51	89

Total non-current assets		15,994	14,986

Total assets		22,170	22,759

CURRENT LIABILITIES
Accounts payable		1,976	1,926
Short-term debt	(Note 9.1)	856	1,285
Payroll and social security taxes		312	270
Taxes payable		359	503
Reserves	(Note 12)	160	162
Other liabilities	(Note 15.3)	1,202	960

Total current liabilities		4,865	5,106

NON-CURRENT LIABILITIES
Accounts payable		190	171
Long-term debt	(Note 9.1)	3,137	4,257
Payroll and social security taxes		166	125
Taxes payable		1,066	1,102
Reserves	(Note 12)	290	167
Other liabilities	(Note 15.3)	1,325	868

Total non-current liabilities		6,174	6,690

Total liabilities		11,039	11,796

MINORITY INTEREST		760	989

SHAREHOLDERS’ EQUITY		10,371	9,974

		22,170	22,759

(1)	See Notes 4.7) and 8.3).

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ARGENTINA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Stated in millions of Argentine pesos)

			Capital stock					Retained earnings
			Capital stock	Adjustment to capital stock	Additional paid-in capital from merger	Treasury stock (a)	Additional paid-in capital on sales of stock of parent	Legal reserve	Future dividends reserve	Unappropriated retained earnings	Deferred income (a)	Total
Balances as of December 31, 2008			1,010	1,230	960	(33)	56	448	—	5,213	63	8,947

Corporate reorganization	(Note 1.2)
-Issue of shares			765	—	—	—	—	—	—	—	—	765
-Cancellation of shares			(765)	—	—	—	—	—	—	—	—	(765)
-Net effects of the merger			—	—	(48)	—	—	—	—	—	—	(48)

Deferred income of the year			—	—	—	—	—	—	—	—	34	34

Shareholders’ Meeting decisions of March 27, 2009:

-Future dividends reserve	(b	)	—	—	—	—	—	—	380	(380)	—	—
-Cash dividends	(b	)	—	—	—	—	—	—	(269)	—	—	(269)

Net income			—	—	—	—	—	—	—	925	—	925

Balances as of December 31, 2009			1,010	1,230	912	(33)	56	448	111	5,758	97	9,589

Deferred income of the year			—	—	—	—	—	—	—	—	29	29

Shareholders’ Meeting decisions of March 26, 2010:

-Future dividends reserve	(c	)	—	—	—	—	—	—	164	(164)	—	—
-Cash dividends	(c	)	—	—	—	—	—	—	(275)	—	—	(275)

Sales of stock of parent	(a	)	—	—	—	33	(12)	—	—	—	—	21

Net income			—	—	—	—	—	—	—	610	—	610

Balances as of December 31, 2010			1,010	1,230	912	—	44	448	—	6,204	126	9,974

Deferred income of the year			—	—	—	—	—	—	—	—	(124)	(124)

Shareholders’ Meeting decisions of April 6, 2011:

-Cash dividends			—	—	—	—	—	—	—	(183)	—	(183)

Net income			—	—	—	—	—	—	—	704	—	704

Balances as of December 31, 2011			1,010	1,230	912	—	44	448	—	6,725	2	10,371

(a)	See Note 4.16. The change in the year 2009 is net of the effects of the sale of PVIE in the amount of 29 (Note 8.2). The change in the period 2011 is net of the effects of the sale of Innova in the amount of 134 (Note 8.4)
(b)	The Regular Shareholders’ Meeting delegated on the Board of Directors the determination of the date and amount of the dividend distribution. On November 10, 2009, the Board of Directors approved the distribution of cash dividends in the amount of 269.
(c)	The Regular Shareholders’ Meeting delegated on the Board of Directors the determination of the date and amount of the dividend distribution. On August 3, 2010, the Board of Directors approved the distribution of cash dividends in the amount of 275.

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ARGENTINA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Stated in millions of Argentine pesos)

		2011	2010	2009
Cash provided by (used in) operations:

Net income		704	610	925

Reconciliation to net cash provided by (used in) operating activities:

Minority interest		(8)	29	64
Equity in earnings of affiliates		(223)	(156)	(210)
Financial (loss) income and holding (loss) gain, net		(12)	149	213
Depreciation of property, plant and equipment		1,421	1,268	1,399
Abandoned and non-productive well write-downs		294	136	270
Disposal of property, plant and equipment	(Note 15.5)	(30)	3	30
Net impairment of assets in Venezuela	(Note 15.5)	294	212	281
Impairment of assets held for sale in Argentina	(Note 15.5)	—	209	—
Gain from the sale of the fertilizer business	(Note 15.5)	—	(34)	—
Revaluation of assets of fertilizer business	(a)	—	—	(47)
Gain from the sale of Innova S.A.	(Note 15.5)	(723)	—	—
Gain from the sale of the equity interest in PVIE	(Note 15.5)	—	—	(1,591)
Writedown of contractual credit in Ecuador	(Note 15.5)	143	—	—
Income tax		(7)	201	726
Income tax paid		(100)	(145)	(84)
Accrued interest		299	412	558
Other		130	(31)	(44)

Changes in assets and liabilities:

Trade receivables		(774)	26	(252)
Other receivables		(178)	265	(89)
Inventories		(176)	(65)	474
Other assets		(17)	(42)	(16)
Accounts payable		234	205	(45)
Payroll and social security taxes		63	8	(75)
Taxes payable		(126)	(240)	161
Other liabilities		740	237	135
Dividends collected	(Note 7.1.3)	416	219	94
Interest paid		(301)	(433)	(515)

Net cash provided by operations		2,063	3,043	2,362

Cash provided by (used in) investing activities:

Acquisition of property, plant and equipment, interests in companies and oil and gas areas		(2,154)	(1,367)	(1,570)
Sale of property, plant and equipment, interests in companies and oil and gas areas		941	1,686	613
Net increase in investments other than cash and cash equivalents		(307)	(5)	(12)
Fideicomiso Financiero de Obra Gasoducto Sur		35	6	(119)

Net cash (used in) provided by investing activities		(1,485)	320	(1,088)

Cash provided by (used in) financing activities:
Net increase (decrease) in short term debt		130	(477)	(916)
Increase in long-term debt		—	65	672
Payment of debt with original long-term maturity		(1,799)	(1,427)	(770)
Cash dividends paid		(406)	(283)	(299)

Net cash used in financing activities		(2,075)	(2,122)	(1,313)

Effect of exchange rate change on cash		91	72	115

(Decrease) increase in cash		(1,406)	1,313	76

Cash and cash equivalents at the beginning of the year	(b)	2,865	1,552	1,476

Cash and cash equivalents at the end of the year	(b) (Note 15.6)	1,459	2,865	1,552

(a)	See Note 8.1.
(b)	Cash and cash equivalents include highly liquid temporary cash investments with original maturities of three-months or less and those with longer terms and prepayment clauses

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ARGENTINA S.A.

SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts stated in millions of Argentine pesos)

1.	Business of the Company

1.1. The Company operations

Petrobras Argentina S.A. (hereinafter “Petrobras Argentina” or “the Company”) is an integrated energy company, focused on oil and gas exploration and production, refining, petrochemical activities, generation, transmission and distribution of electricity and sale and distribution of hydrocarbons. It has businesses in Argentina, Bolivia, Brazil (Note 8.4), Ecuador, Venezuela and México. The company’s fiscal year ends on December, 31.

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

The Special Shareholders’ Meetings of Petrobras Energía and PEPSA held on January 30, 2009 approved the merger of both companies. The merger agreement was approved on April 14, 2009. This reorganization was authorized through the Resolution No. 16,131 of the CNV and with its corresponding registration to the IGJ.

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

Petrobras Argentina’s consolidated financial statements have been prepared in accordance with the regulations of the CNV and, except for the matters described in Note 3, with Generally Accepted Accounting Principles in Argentina, as approved by the CPCECABA, applicable to consolidated financial statements (“Argentina GAAP”), which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”) – see Note 21. Such differences involve the methods of measuring the amounts shown in the financial statements as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”).

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

The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates, judgments and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates include the value of purchase consideration, valuation of accounts receivable, inventories, and other long-lived assets, legal contingencies, guarantee obligations, indemnifications, and assumptions used in the calculation of income taxes, retirement and other post-employment benefits, among others. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

Significant areas of uncertainty and critical judgments in the application of accounting principles that have most significant effects on the amounts recognized in the financial statements are as follows:

Notes 4.8 and 26.1	- Depreciation
Notes 4.8 and 5	- Accrual for asset retirement obligations and Exploratory well costs
Notes 4.14 and 12	- Contingencies
Notes 4.8, 5, 7 and 12	- Impairment of long-lived assets
Notes 4.10 and 11	- Calculation of income taxes
Note 24	- Oil and Gas Supplementary Disclosures (Unaudited)

2.1. Basis of consolidation

In accordance with the procedures set forth in Technical Resolution No. 21 of the FACPCE, Petrobras Argentina has consolidated on a line by line basis its financial statements with those of the companies over which it exercises control or joint control. Joint control exists where all the shareholders, or only the shareholders owning a majority of the votes, have resolved, on the basis of written agreements, to share the power to define and establish a company’s operating and financial policies. As of December 31, 2011, 2010 and 2009 under the joint control of Petrobras Argentina and another third party are Distrilec and CIESA.

In the consolidation of controlled companies (subsidiaries), the amount of the investment in such subsidiaries and the interest in their income (loss) and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flows of such subsidiaries, reflecting separately the minority interest. The related party receivables, payables and transactions within the consolidated group are eliminated. The unrealized intercompany gains (losses) from transactions within the consolidated group have been completely eliminated.

In the consolidation of companies over which the Company exercises joint control, the amount of the investment in the affiliate under joint control and the interest in its income (loss) and cash flows are replaced by the Company’s proportional interest in the affiliates’ assets, liabilities, income (loss) and cash flows. The related party receivables, payables and transactions within the consolidated group and companies under joint control have been eliminated in the consolidation pro rata to the shareholding of the Company.

The information contained in the consolidated financial statements from the proportional consolidation of companies over which the Company exercises joint control is disclosed in Note 26.8).

The information about the entities over which the Company exercises control, joint control and significant influence is disclosed in Note 26.6).

2.2. Foreign currency translation

The Company applies the method established by the Technical Resolution No. 18 of the FACPCE for the translation of financial statements of foreign operations.

In the opinion of the Company’s Management, the transactions carried out by its foreign operations have been classified as “not integrated”, as such transactions are not considered to be an extension of the Company’s transactions.

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

Remeasurement results are recognized in the statements of income as “Financial income (expenses) and holding gain (loss)”.

After the financial statements are remeasured into US dollars, they are translated into Argentine pesos as follows:

•	Assets and liabilities are translated by using the closing exchange rate.

•	Income (loss) is translated at the historical exchange rates.

The effect arising from the translation of the financial statements of foreign operations is presented in Shareholders’ equity as “Deferred income”.

Foreign exchange gains and losses arising from the remeasurement of the Company’s liabilities in foreign currency assigned to hedge the Company’s net investments in foreign entities are also recorded in the “Deferred income” account (Note 4.16).

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

2.5. Financial statements used

The financial statements of the subsidiaries and companies under joint control as of December 31, 2011, 2010 and 2009 or the best available accounting information at such dates were used for consolidation purposes and adapted to an equal period of time as the financial statements of the Company. Additionally, the adjustments to adapt the measurement methods to those applied by the Company were also considered.

3.	Accounting standards

These consolidated financial statements have been prepared in accordance with the applicable CNV regulations. The CNV regulations differ from Argentina GAAP as follows:

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

The main measurement methods used in the preparation of these consolidated financial statements are as follows:

4.1. Accounts denominated in foreign currency

These are stated at the prevailing exchange rates at each balance sheet date.

The summary of accounts denominated in foreign currency is presented in Note 26.4).

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

The total amount of receivables, if applicable, is presented net of an allowance for doubtful accounts. In providing for such allowance, the Company evaluates different factors, including the customers’ credit risk, historical trends and other relevant information. Such evaluation may require future adjustments if economic conditions substantially differ from the assumptions made.

4.3. Inventories

The crude oil stock is measured at reproduction cost.

Raw materials and material of high-turnover are stated at replacement cost; those of low-turnover are stated at the latest purchase price, restated according to Note 2.3).

Work in progress and finished products relating to refining, distribution, petrochemical and gas and energy businesses are measured at replacement or reproduction cost, as applicable, applied proportionally to the degree of completion of the related good in the case of work in progress.

Advances to suppliers are recorded based on the amounts of money delivered.

The carrying amount of these assets does not exceed their recoverable value.

4.4. Investments

Certificates of deposit and loans granted to affiliates are measured at nominal value plus accrued interest, according to the specific clauses of each transaction. The carrying amount of these assets does not exceed their recoverable value.

Investments in mutual funds are measured at market value at each balance sheet date.

Shares — The participation in affiliates over which the Company exercises significant influence is calculated under the equity method using the affiliates’ financial statements as of December 31, 2011 and 2010, respectively, or the best available financial information, adapted to an equal period of time.

For the determination of the Company’s equity investments in affiliates, consideration is given to the adjustments to adapt the measurement methods of some affiliates to those of the Company irrevocable contribution made by others, elimination of reciprocal investments, intercompany profits and losses and the difference between acquisition cost and book value of affiliates at the time of the acquisition.

Investments are stated at recoverable value if such value is exceeded by using the equity method.

Interests in affiliates over which the Company does not exercise control, joint control or significant influence are measured at acquisition cost restated according to Note 2.3.

4.5. Financial receivables and payables

Financial receivables and payables are measured according to the amounts rendered and received, respectively, net of transaction costs, plus accrued financial gains (losses) on the basis of the explicit or estimated interest rate at such time, net of collections or payments.

4.6. Other receivables and payables

Other receivables and payables are measured on the basis of the best estimate of the amount to be collected or paid, respectively, discounted, when applicable, using the estimated interest rate at the time of initial measurement, except for the deferred tax assets and liabilities, which are stated at nominal value.

4.7. Other assets

Other current assets as of December 31, 2010 include property, plant and equipment related to the sale of the San Lorenzo’s refinery and other assets of the refining and distribution business, which were classified as assets held for sale (See Note 8.3) and, consequently, measured at their NRV.

4.8. Property, plant and equipment

4.8.1. General principles

Property, plant and equipment, except as indicated below, is measured at acquisition cost restated according to Note 2.3), less accumulated depreciation. Any expenditure subsequent to the original recognition of the asset is added as a component of the asset only when the expenditure improves its condition and it is probable that future economic benefits, in excess of the originally assessed ones, will flow to the enterprise or when the expenditure relates to a major repair or overhaul of the asset made to allow the continued use of the asset provided (i) such expenditure is allocated to the replacement of the component parts of the asset, (ii) the useful life of such component parts has been calculated based on their own wear and tear or depletion and (iii) it is probable that future economic benefits will flow as a result of the expenditure.

The cost of work in progress, whose construction will extend over time, includes, if applicable, the computation of financial costs accrued on loans granted by third parties and the costs related to setting up the facilities, net of any income obtained from the sale of commercially valuable production during the process.

Property, plant and equipment related to foreign operations were remeasured in US dollars (functional currency) at their historical exchange rates, and translated into Argentine pesos at the exchange rate effective at closing date in accordance with the method for translating foreign operations described in Note 2.2).

4.8.2.	Oil and gas exploration and production activities

The Company uses the successful efforts method of accounting for its oil and gas exploration and production activities, in accordance with the SFAS No. 19, issued by the United States FASB, which was codified into FASB as ASC 932, “Extractive Activities – Oil and Gas”. This method involves the capitalization of: (i) the cost of acquiring properties in oil and gas exploration and production areas; (ii) the cost of drilling and equipping exploratory wells that result in the discovery of commercially recoverable reserves; (iii) the cost of drilling and equipping development wells, and (iv) the estimated future costs of abandonment and restoration.

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

4.8.4. Depreciation

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

4.8.5. Recoverable value

The carrying value of property, plant and equipment does not exceed their recoverable value. The Company’s Management assesses the recoverability of property, plant and equipment items whenever events or changes in circumstances occur (including significant decreases in the market value of assets, in the prices of the main products sold by the Company or in oil and gas reserves, as well as changes in the regulatory framework for the Company’s activities, significant increases in operating expenses, or evidence of obsolescence or physical damage) that could indicate that the value of an asset or of a group of assets might not be recovered. The book value of a long-lived asset is adjusted down to its recoverable value if its carrying amount exceeds the latter.

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

The Company records the related liabilities based on its best estimate of future costs on a discounted basis, using currently available technology and applying current environmental regulations as well as the Company’s own internal environmental policies.

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

Prevailing income tax rates at period end in Argentina, Venezuela, Brazil, Ecuador, Bolivia, Austria and Spain are 35%, 50%, 34%, 24%, 25%, 25% and 30%, respectively. In the case of Ecuador, applies an additional charge for labor participation, in which the applicable rate rises to 35.40%. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is levied with 12.5% withholding income tax.

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

In the years ended December 31, 2011, 2010 and 2009, income tax expenses were higher than minimum presumed income tax. Therefore, the Company only recorded income tax expense.

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

4.12.1. Foreign Exchange Regime – Obligation to exchange into local currency 100% of foreign currency proceeds from exports of crude oil and oil related products

Decree 1722/2010 dated October 25, 2011 reinstated the obligation that all foreign currency proceeds from exports of crude oil and oil related products, natural gas and liquefied gas be negotiated in the local exchange market regulated by BCRA.

The decree therefore makes it mandatory for Petrobras Argentina to exchange into local currency 100% of the proceeds of its goods and services export.

4.13. Labor costs liabilities

Labor costs liabilities are accrued in the periods in which the employees provide the services that trigger the consideration.

The cost of defined contribution plans is periodically recognized in accordance with the contributions made by Petrobras Argentina.

For purposes of determining the estimated cost of post-retirement benefits granted to employees, the Company has used actuarial calculation methods, making estimates with respect to the applicable demographic and financial variables. The amount recognized as liability attributable to such benefits represents the addition of the present value of the obligation, net of any actuarial result not recognized and the present value of the assets of the plan, with which the obligations will be settled.

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

Movements of reserves for contingencies are disclosed in Note 12).

4.15. Basic/diluted earnings per share

Earnings per share for the years ended December 31, 2011, 2010 and 2009 were calculated on the basis of shares outstanding during each period, which amounts to 1,009,618,410 shares in those periods. Since the Company does not have preferred shares or debt convertible into shares, basic and diluted earnings per share are the same.

4.16. Shareholders – equity accounts

The equity accounts were restated according to Note 2.3), except for “Capital stock” that represents subscribed and paid-in capital. The adjustment arising from the restatement of the Capital stock is presented under the caption “Adjustment to capital stock”.

At December 31, 2009, the account Treasury Shares corresponds to 3,385,947 Company shares resulting from the exchange of 9,431,210 Class B shares of PEPSA held by the Company. Those shares were deducted from the shareholders’ equity at acquisition cost, with a cost and book value of 33.

During the third quarter of 2010 and in compliance with the terms and conditions in section 220 of the LSC, the Company sold these treasury shares under the preemptive right provisions set forth in Sections 221 and 194 of the LSC, and subsequently transfered to Optimum Petrobras Trust the remaining 3,277,418 shares of the Company. (Note 16.3).

The “Deferred income” account comprises the foreign exchange differences from the Company’s non derivative financial liabilities denominated in foreign currency designated as hedging instruments of the net foreign investment, net of its related tax effect

4.17. Revenue recognition

Revenues from the sale of crude oil, natural gas, petrochemical and refined products are recognized when the products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership, prices are fixed or determinable and collectibility is reasonably assured.

Revenues from oil and natural gas production in which the Company has a joint interest with other producers are recognized on the basis of the net working interest, regardless of actual assignment. Any imbalance between actual and contractual assignment will result in the recognition of an amount payable or receivable according to the actual share in production, whether above or below the production resulting from the Company’s contractual interest in the consortium. As of December 31, 2011 and 2010 gas imbalance liabilities were 6 and 5, respectively, attributable to 80 and 99 million cubic meters, respectively.

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

Revenues from electric power distribution are recognized on the basis of the actual supply of the service, considering the billed portion resulting from periodic power measurements and an estimated amount accrued and not billed for the services supplied from the last measurement to year ended. Services accrued and not billed as of year ended are determined on the basis of the estimated daily power consumption for the days following the last measurement, based on users’ historical consumption, and adjusted by seasonality or other measurable factors that may have an impact on consumption.

4.18. Accounting for derivative financial instruments

Derivative financial instruments are measured at their fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the date of measurement, net of any collected or paid advances.

Changes in the accounting measurement of derivative financial instruments designated as cash flows hedges, which have been designated as effective hedges, are recognized under “Deferred income” in “Shareholders‘ equity”. Changes in the accounting measurement of derivative financial instruments that do not qualify for hedge accounting are recognized in the statement of income under “Financial income (expenses) and holding gains (losses)”.

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

During the years ended December 31, 2011, 2010 and 2009, the transactions with derivative financial instruments did not imply the recognition of significant gains or losses. At those dates, the Company did not maintain any positions in derivative financial instruments.

5.	Oil and gas areas and participation in joint ventures

5.1. General considerations
As of December 31, 2011, the Company and its affiliates were part of the oil and gas consortiums, joint-ventures and areas indicated in Note 26.7). The aggregate joint ventures and consortium assets, liabilities and results in which the Company is a party, included in each account of the balance sheet and the statement of income using the proportionate consolidation method, are presented in Note 26.8).

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

Petrobras Argentina’s branch in Bolivia performs at its own risk and for its own account, in the name and on behalf of YPFB exploration and production activities within the Colpa Caranda area. Pursuant to the agreement, YPFB owns the hydrocarbons, pays royalties and direct tax on hydrocarbons, which in the aggregate amount to 50% of the production valued on the basis of sales prices, and applies the 80% of the surplus amount to pay, in the first place, the costs and depreciations associated to the development and operation of Petrobras Argentina’s branch, being the rest shared between YPFB and the branch on the basis of an index calculated based on production volumes, depreciation rate, prices and taxes paid, among other items.

5.2. Investment commitments

In Argentina, on account of its interest in the joint ventures in charge of the exploration of the areas Río Colorado, Río Atuel, Borde del Limay and Los Vértices, as of December 31, 2011 the Company maintains investment commitments for approximately US$ 9 million, which mainly include the execution of seismic surveys and exploratory wells perforation.

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

On July 26, 2010, the amendment to the Hydrocarbon Law in force was approved by operation of law, which provided for, among other things, the obligation to migrate to a new contract modality before November 24, 2010.

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

Section 9 of the Amendatory Agreements indicates that the Ecuadorian government must compensate the terminated parties in an amount equivalent to unamortized investments adjusted by a variable rate and provides for a period of time for the Ecuadorian government and the terminated parties to work out the details of the termination payment.

On March 18, 2011, the Hydrocarbon Secretary issued Official Notice No. 626 to inform the Company that it was analyzing and structuring a new regulatory framework to determine a settlement price for the termination, to be applied instead of the provisions of the Amendatory Agreements. On April 11, 2011, the Company filed an answer to the Official Notice and rejected the terms thereof claiming these did not comply with the conditions set forth in the Amendatory Agreements by the parties concerned, which conditions may not be unilaterally modified. In this respect, the Company informed the Hydrocarbon Secretary that it would continue to seek compliance with the terms of the Amendatory Agreements.

In the absence of further action by the Ecuadorian government, on December 9, 2011, Petrobras Argentina sent a notice to the Ecuadorian government (Trigger Letter) informing the existence of a dispute under the terms of the Treaty for the Promotion and Reciprocal Protection of Investments previously entered into between Argentina and Ecuador. Under the Treaty, this implies the opening of a negotiation period prior to a possible arbitration to seek enforcement of the provisions of the Amendatory Agreements.

As of December 31, 2011 the Company recorded in Other Income (Expense), net (Note 15.5) (Note 12) an allowance of 143 to write down the Other non-current receivables to the best estimate of the amount receivable under the Amendatory Agreements for the variable rate adjustment. The recognition of this impairment cannot be deemed as a waiver of the Company’s right to receive the compensation provided for in the Amendatory Agreements.

As of the date of these financial statements, the Company has taken all the necessary procedural steps to sustain its rights to receive from the Ecuadorian government the compensation provided for in the Amendatory Agreements.

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

While the Amendatory Agreements remained in force, transportation capacity costs invoiced by OCP were charged to expenses on a monthly basis. Costs related to the crude oil volume actually transported were charged to the “Administrative and selling expenses” line, while the portion related to the unused committed transportation capacity, was shown under “Other operating expenses ” line (Note 15.4).

The Company is entitled to sell transportation capacity through the OCP to mitigate the negative effect resulting from the excess capacity contracted. In this respect, the Company periodically negotiates the sale of committed transportation capacity. On December 31, 2008, the Company and Petroecuador entered into an agreement under which the Ecuadorian State undertook the commitment that transportation as from January 1, 2009 of its crude oil through the OCP will be charged to the transportation capacity committed under the agreement entered into between the Company and OCP, up to a maximum of 70,000 barrels per day. In addition, the Company sold transportation capacity of approximately 8,000 oil barrels per day to third parties for the July 2004-January 2012 period. In October 2008, 40% of the net contractual commitment, resulting from the above mentioned, was assumed by Teikoku Oil Ecuador, as consideration for the assignment to the Company of a 40% interest in Block 18 and Palo Azul.

Upon the termination of the operations in Block 18, EcuadorTLC recognized liabilities amounting to 342 as of December 31, 2010 for contract termination costs related to costs that will continue to be incurred under the agreement entered into with OCP for the expected loss on the net transportation capacity committed. As of December 31, 2011, related current and non current liabilities amount to 83 and 273 respectively (Note 17). The obligation associated with the SOP contract extends to 2018.

As in order to secure compliance with its financial commitments related to the “Ship or Pay” transportation agreement entered into with OCP and those related to OCP commercial obligations, the Company issued letters of credit. These letters of credit, due December 2018, will be released in the same proportion as the above commitments are settled. As of December 31, 2011, the Company issued letters of credit for a total amount of approximately US$77 million. As the letters of credit expire, the Company will be required to renew, replace them or otherwise, the amounts due must be paid in cash.

5.4. Changes in oil and gas areas and participation in joint ventures

During the second quarter of 2010, the results of the evaluation of the potential of the Tibu field located in the Catatumbo basin in Colombia were unsuccessful. For such reason, the Tibu Consortium, of which Petrobras Argentina is a member, officially announced to the Colombian authorities its decision to suspend operations and revert the area, which was the Company’s only asset in Colombia to the authorities.

Consequently, in the year ended December 31, 2010 the Company wrote off 45 of capitalized costs relating to exploratory wells, and this expense was included in Exploration expenses.

5.5. Additional information on oil and gas activities

Asset retirement obligations

According to the regulations applicable in the countries where the Company performs oil and gas exploration and production activities, the Company (directly or indirectly through its subsidiaries) must incur costs associated with well plugging and abandonment. The Company does not have legally restricted assets for the purpose of settling such obligations.

The following table summarizes the activity in asset retirement obligations for the years ended December 31, 2011, 2010 and 2009.

		2011	2010	2009
Beginning balance		351	311	308
Accretion		29	23	23
Additions		29	14	5
Estimated cash flow changes		183	(1)	10
Decreases		(12)	(5)	(61)
Foreign currency translation / other		3	9	26

Ending balance	(Note 15.3)	583	351	311

Exploratory well costs

The following table provides the year end balances and activity for exploratory well costs, during the years ended of December 31, 2011, 2010 and 2009:

	2011	2010	2009
Beginning balance	216	228	303
Traslation effect	—	—	7
Additions	305	80	269
Transferred to development	(53)	(5)	—
Charged to expenses	(296)	(87)	(270)
Write off due to sale	—	—	(81)

Ending balance	172	216	228

Number of wells at year end	18	17	33

6.	Credit risk

The Company provides credit lines in the normal course of business to refiners, petrochemical companies, marketers of petroleum products, crude oil exporting companies, electrical power generation companies, retail customers, natural gas distributors, large electrical power users and power distribution companies, among others.

As a result of the Company’s business and sales locations, the portfolio of receivables is well diversified, and, therefore, the Company’s Management considers the credit risk moderate based on such diversification. The Company periodically performs credit evaluations of the financial capacity of its customers, which minimizes the potential risk of bad debt losses.

7.	Investments, equity in earnings of affiliates and dividends collected

7.1. Composition of items

The breakdown of current and non-current investments, equity in earnings of affiliates and dividends collected, are as follows:

7.1.1. Investments

		2011		2010
			Book	Book
Name and issuer		Cost	value	value
Current:
Certificates of deposit	(1)	1,075	1,075	1,788
Mutual funds		67	67	131
Related companies	(Note 17)	387	387	371
Fideicomiso Financiero de Obra Gasoducto Sur	(2)	13	21	16
Other		13	13	19

		1,555	1,563	2,325

Non-current:

Loans to joint venture		115	115	—
Related companies	(Note 17)	148	148	154
Fideicomiso Financiero de Obra Gasoducto Sur	(Note 10.2)	98	98	115
Equity in affiliates	(Note 26.2)	2,938	4,379	4,050
Allowance for impairment of investments	(Note 12)	—	(1,342)	(970)
Other		—	2	2

		3,299	3,400	3,351

(1)	As of December 31, 2011 it includes original maturities of three-months of 338.
(2)	Note 10.2).

7.1.2. Equity in earnings of affiliates

	2011	2010	2009
Mixed ownership companies in Venezuela(1)	104	58	138
Petrolera Entre Lomas S.A.	49	39	27
Refinería del Norte S.A.	67	54	42
Other	3	5	3

	223	156	210

(1)	Including direct and indirect ownership interest in Petroritupano S.A., Petrokariña S.A., Petrowayú S.A. and Petroven-Bras S.A.

7.1.3. Dividends collected

	2011	2010	2009
Petroritupano S.A.	294	—	—
Petrowayú S.A.	33	128	60
Oleoducto de Crudos Pesados Ltd.	3	3	3
Refinería del Norte S.A.	59	62	22
Petrolera Entre Lomas S.A.	25	26	9
Other	2	—	—

	416	219	94

7.2.	Investment in companies over which joint control or significant influence is exercised and which are subject to transfer restrictions

Distrilec:

Petrobras Argentina, through Petrobras Finance Bermudas and PEDASA, holds an indirect interest of 48.50% in Distrilec.

Distrilec may change its equity interest and sell its shares in Edesur only with the approval of ENRE. In addition, over the entire term of Edesur’s concession, the Class “A” shares in Edesur shall remain pledged to guarantee the compliance with the obligations undertaken in the Concession Agreement. This pledge in no way limits the exercise of financial and voting rights associated with the Edesur’s shares.

CIESA:

The shareholders of CIESA, the parent company of TGS, may not sell their Class “A” shares representing 51% of TGS?s capital stock, without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.

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

In December 2011, the Law No. 26,729 was issued, which extended the public works and services renegotiation term to December 2013.

7.3.2. TGS

After UNIREN had submitted to TGS several proposals for the tariff adjustment as provided for in the concession contract that TGS had deemed insufficient, in October 2008 TGS executed a provisional agreement with UNIREN, which provides for a 20 % tariff increase to be retroactively applied as from September 1, 2008 and for the application of the cash from such increase to an investment plan in the gas transportation system provided under the same agreement.

On December 3, 2009, the PEN issued Decree No. 1,918/09 ratifying the provisional agreement. As a result, TGS will invoice its clients the tariff increase once the ENARGAS has published the new tariff schedule and has defined the invoicing method of the retroactive increase. This administrative formality, however, has not been completed and considering the excessive delay, in August 2010, TGS sent a letter to ENARGAS requesting authorization to publish the tariff schedule including the 20% provisional tariff increase and the method for collection of the retroactive increase and the application of an interest rate in accordance with the payment terms to be defined. ENARGAS answered TGS that it had forwarded the background information and the tariff project to the SCyCG, wich is part of the MPFIPyS, in compliance with Resolution No. 2.000/2.005 issued by the MPFIPyS.

On September 30, 2010, TGS filed an action for the protection of its constitutional rights (“acción de amparo”) under Section 43 of the National Constitution and Law No.16,986, against ENARGAS and SCyCG to seek implementation of the new tariff schedule. On November 8, 2010, notice was given to TGS of the judgment granting the requested action and thus ordering SCyCG to return to ENARGAS within two days the documents relating to the new tariff schedule applicable to TGS in compliance with Decree No. 1,918/09, and instructing ENARGAS to define the tariff schedule and the method for collection of the retroactive increase within two days following receipt of the referred documents. ENARGAS and the SCyCG appealed.

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

On April 5, 2011, Panel II of the Federal Court of Appeals in Administrative matters set a 60 business day term for SCyCG to take action as provided under Resolution No. 2000/2005 and return the record to ENARGAS, and instructed ENARGAS to render its opinion as regards the adequacy of tariffs and the Provisional Tariff Schedule provided thereunder no later than 60 business days after receipt of the abovementioned record from SCyCG, upon verification of compliance with the requirements provided for in the provisional agreement dated October 9, 2008. TGS and ENARGAS filed an extraordinary appeal which was rejected by the Court of Appeals on May 27, 2011. On June 14, 2011 ENARGAS filed a complaint against refusal to grant appeal before the Federal Supreme Court of Argentina. Since more than one year has elapsed since publication of Decree No. 1.918/09 and given authorization of the suspension of the action for the protection of constitutional rights, this meaning a material change in the conditions determining the original recording of the tariff increase, TGS’s management resolved to: (i) discontinue recording the revenues attributable to the tariff increase, and (ii) reverse the amount receivable previously accounted for in fiscal year ended December 31, 2011, 2010 and 2009 TGS managements decision does not imply a waiver of the rights conferred by Decree No. 1.918/09.

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

Early in October 2008, TGS received from UNIREN a proposal for a comprehensive renegotiation agreement (including the 20% initial tariff increase). In October 2011 a new proposal, similar to the previous one, was received. This proposal, if accepted by TGS, will allow UNIREN to start the administrative proceedings required to be successfully completed before the competent authorities for execution of the Agreement.

7.3.3. Edesur

a) Memorandum of Agreement between Edesur and the Argentine government

In August 2005 Edesur entered into a Memorandum of Agreement (MOA) with UNIREN that included, among other matters, the terms and conditions that, once the procedures established by regulations are fulfilled, would be the basis for amending the concession agreement. The document established through June 30, 2006 that a RTI would be performed, which lead to a new rate system effective August 1, 2006, and for the following five years. Also, among others, it established a transition period for which the following was agreed, a transitional rate system as from November 1, 2005, with an increase in the average service rate not exceeding 15%, applicable to all rate categories, except for residential rates; and a mechanism to monitor costs, which allows for reviewing rate adjustments. Subsequently, Resolution No. 864/2008 issued by the Secretary of Energy approved the rate system through February 2009. As a preliminary condition for the Executive Branch to ratify the MOA, Edesur and its shareholders suspended all pending claims based on the measures taken as from the emergency situation established by Public Emergency Law in connection with the concession agreement.

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

Subsequently, Resolutions No. 1,838/2007 of the Secretary of Energy and No. 867/2007 of ENRE approved a 9.75% adjustment for the period from May 2006 to April 2007 under the cost monitoring method set forth in the Memorandum of Agreement applicable as from May 2007.

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

Additionally, pursuant to the Overall Tariff Review, on November 12, 2009 Edesur submitted to the ENRE its revenue requirements in compliance with ENRE’s Resolution No. 467/2008.

On August 18, 2009, considering the domestic electric power consumption level during the winter season and in order not to adversely affect their payment capability, the Secretary of Energy provided under Resolution No. 652/09 new seasonal prices for the June 1, 2009 – December 31, 2009 period for residential users with bimonthly consumption over 1,000 kWh or monthly consumption over 500 kWh. As a result, the ENRE issued Resolution No. 433/09, dated August 19, 2009, approving the values stated in the new tariff schedule applicable to the before mentioned period which imply a subsidy from the National Government to users involved of 100% of the tariff increase provided under ENRE Resolution No. 628/08 for June and July 2009 and of 70% of the tariff increase for August and September 2009. An equivalent subsidy was provided for under Resolutions No. 347/2010 issued by the Secretary of Energy and No. 294/2010 issued by the ENRE for the June 1, 2010—September 30, 2010 period and under Resolutions No. 202/2011 issued by the Secretary of Energy and No. 216/2011 issued by the ENRE for the June 1, 2011—December 31, 2011.

b) Actions taken by Edesur:

Under the terms of the MOA, Edesur complied with the provision of electricity distribution services; the development of its operations allowed it to meet the continuous increase in demand. In this respect, Edesur absorbed higher costs associated with rendering the service and complied with the investment commitments set forth in the MOA to meet the increase in demand.

Pursuant to the MOA, Edesur has made the relevant filings before ENRE so that changes in the cost of the service that it renders be recognized and incorporated into the tariff, and in order to express the Company’s concern in relation to its current financial and economic situation. On May 9, 2012 Edesur was notified of a judicial ruling in favor of its petition that ENRE and the National Government undertake the actions required to perform the RTI in compliance with the MOA.

The delay by the regulatory authorities in complying with certain milestones provided in the MOA affected Edesur’s results of operations and liquidity. In this respect, and until the terms of the MOA are complied with, Edesur is evaluating different alternatives to maintain a positive operating cash flow.

As of the date of these financial statements, the requests submitted are still pending resolution by the regulatory authorities.

c) Investment in Distrilec/Edesur

The net book value of our equity investment in Distrilec (controlling shareholder of Edesur) amounts to $473 million at December 31, 2011, representing 2% of Petrobras Argentina’s total assets.

Resulting from the above described economic and financial situation that Distrilec/Edesur is facing, Petrobras Argentina has assessed the recoverability of such investments by making projections based on probability-weighted scenarios using different assumptions, some of them assuming that electricity rates will be improved.

These projections were prepared on the basis of estimates concerning the future performance of certain variables that are considered sensitive to the determination of recoverable value including: (i) nature, extent, opportunity and methodology of electricity rate increases, (ii) electricity demand projections; (iii) evolution of operating costs, and; (iv) macroeconomic variables, such as gross domestic product growth rates, inflation rates and foreign currency exchange rates.

Based on the above assessment, Petrobras Argentina determined that no impairment charges were required as of December 31, 2011 on the carrying equity value of its investment in Distrilec/Edesur. However, it is reasonably possible that this determination could change over time should the conditions existing as of the date of these financial statements deteriorate. The materialization of certain assumptions used by Petrobras Argentina to assess impairment is highly sensitive to the economic context and is contingent on future events and actions, some of which are beyond the control of the Company’s management and might affect the carrying value of this asset.

With regards to the ability of Edesur to continue operating normally in the foreseeable future, Edesur expressed that the company is making every effort to exercise all its rights in order to achieve a positive operating cash flow so as to continue providing electricity distribution services and to protect Edesur’s net worth. However, since the actions required to be taken to reverse the current situation depend on the occurrence of certain events beyond Edesur’s control, such as the electricity rates increase, the Board of Directors of Edesur understands that such company’s economic and financial situation will continue to deteriorate unless changes are made to current conditions.

d) Regulatory Agency Requirements

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

Given the electricity supply interruptions occurred between December 20 and 31, 2010, ENRE, through Resolution No. 01/2011 sent to Edesur on January 4, 2011, ordered that a comprehensive technical, legal, economic and financial audit be conducted, during a thirty day term, to assess the compliance by Edesur with its material obligations, the adequacy of and compliance with the committed investment plan, the investments made to meet the demand growth, the current conditions and level of maintenance of the facilities and equipment and wether Edesur is qualified to adequately provide public electricity distribution services. The above mentioned comprehensive audit started January 5, 2011. As of the date of these financial statements, the audit is in progress and Edesur has answered all requests in order to prove adequate compliance with its obligations.

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

As of December 31, 2011 and 2010 the carrying value of the Company’s direct and indirect interest in the mixed companies, net of impairment charges, is 2,450 and 2,518, respectively. The recoverability of the referred investments is highly sensitive to crude oil price volatility, to economic, social and regulatory changes and, particularly, to the resulting business plans. As of December 31, 2011 and 2010 the Company maintains allowances for impairment on these investments of 1,329 and 970, respectively (Note 12).

Upon the execution of the pertinent agreements in connection with the migration of the operating agreements, in August 2006, the Government of Venezuela recognized a divisible and transferable credit in favor of the private companies participating in the mixed companies in the amount of US$ 88.5 million for Petrobras Argentina’s equity interest, which does not accrue interest and could be applied to the payment of acquisition bonds to be used in any new mixed ownership project for oil exploration and production activities, or licenses for gas exploration and production operations in Venezuela. Since projects for the use of the credit recognized had not been materialized, the efforts to transfer such credit to third parties had not been successful, and other alternative uses of the credit was not anticipated, in 2007 the Company recorded an allowance for the full amount of the credit. As of December 31, 2011 and 2010 the Company maintains allowances for impairment on this asset of 380 and 352, respectively (Note 12).

8.	Discontinued operations and assets held for sale

8.1. Fertilizers

In November 2009, the Company approved the sale of the fertilizers business to Bunge Argentina S.A., whereby in January 2010, with the execution of the respective agreements, the tangible assets, trade brands, commercial network and personnel engaged in such business were transferred to the buyer.

As of December 31, 2009, the property, plant and equipment relating to the fertilizer business had been classified as “Assets held for Sale” and, consequently, measured at their net realizable value, which implied the recognition of a gain of 47, included in Financial income (expenses) and holding gains (losses).

Further, in the year ended December 31, 2010, upon the transfer of the assets, the Company recognized a gain of 34 included in Other income (expenses), net (Note 15.5).

8.2. Petrobras de Valores Internacional de España S.L.

In December 2007, Petrobras Argentina sold to Petrobras International Braspetro B.V. 40% of its equity interest in PVIE, a holding company whose main asset is the 99.79% through its interest in the capital stock of Petrobras Energía Perú S.A., is the Lote X production area.

The agreed upon price was US$ 423.3 million and also includes a contingent compensation in favor of the Company that reflects the market value of the “Kinteroni Prospect”, or, alternatively, the non-participation of the buyer and its respective compensation. Such compensation, to be defined by the parties, results from the gas and condensate discovery made at the “Kinteroni Prospect” in Lote 57 in January 2008. The company continues to negotiate with the buyer in order to agree on the amount.

In April 2009 Petrobras Argentina sold its remaining 60% equity interest in PVIE to Petrobras Internacional – Braspetro B.V. in the amount of US$ 619.4 million. As a result of this transaction, the Company recognized income before income tax of 1,591 included in Other (expenses) income, net (Note 15.5) and reversal of Deferred Income of 29.

8.3. San Lorenzo refinery and other assets related to the Refining and Distribution business

On May 4, 2010 the Company’s Board of Directors approved the terms and conditions of the agreement for the sale to Oil Combustibles S.A. of the San Lorenzo Refinery, the loading and unloading facilities and the associated fuel sales network, which assets were delivered to buyer on May 2, 2011. The price of the transaction was US$102 million, including the above mentioned assets and inventories of oil and oil related products. The transaction became effective on May 2, 2011 and it is subject to approval by the Argentine Antitrust Authorities.

As of December 31, 2010 the related assets were classified as “Assets held for sale” (see Note 4.7) and, consequently, measured at their net realizable value. Therefore, in the year ended December 31, 2010, the Company recognized a loss of 209 included in Other income (expenses), net (Note 15.5).

8.4. INNOVA

In March 2011, the Company, through its controlled company Petrobras Energía Internacional S.A., sold to Petróleo Brasileiro S.A. its equity interest in Innova S.A., which resulted in the discontinuation of its operations in Brazil. The price of the transaction was US$ 332 million and the Company recognized income before income tax of 723 included in Other income (expenses), net (Note 15.5) and a reversal of Deferred Income of 134.

8.5. Relevant information

The table below shows the breakdown of consolidated statements of income and the most relevant information of the consolidated cash flows for the years ended December 31, 2011, 2010 and 2009, as required by the accounting standards regarding presentation of discontinued operations:

	2011
	Continuing	Brasil
	operations	(1)	Total
Net sales	13,579	699	14,278
Cost of sales	(10,487)	(538)	(11,025)

Gross profit	3,092	161	3,253

Administrative and selling expenses	(1,590)	(118)	(1,708)
Exploration expenses	(391)	—	(391)
Other operating (expenses) income, net	(597)	37	(560)

Operating income	514	80	594
Equity in earnings of affiliates	223	—	223

Financial income (expenses) and holding gains (losses)
Generated by assets:
Interest	136	2	138
Foreign exchange gains	290	8	298
Holding losses	(5)	—	(5)
Other financial expenses, net	(4)	—	(4)

	417	10	427

Generated by liabilities:
Interest	(385)	(3)	(388)
Foreign exchange losses	(222)	(4)	(226)
Other financial expenses, net	(126)	(4)	(130)

	(733)	(11)	(744)
Other (expenses) income, net	(534)	723	189

(Loss) income before income tax and minority interest	(113)	802	689

Income tax	103	(96)	7

Minority interest	8	—	8

Net (loss) income	(2)	706	704

Basic/diluted earnings (losses) per share—Stated in Argentine pesos	(0.002)	0.699	0.697

(1)	Three-month period ended March 31, 2011.

	2010
	Continuing	Discontinued operations		Subtotal
	operations	Brasil (2)	Fertilizers (1)	discontinued	Total
Net sales	12,219	2,200	23	2,223	14,442
Cost of sales	(9,112)	(1,667)	(27)	(1,694)	(10,806)

Gross profit (loss)	3,107	533	(4)	529	3,636

Administrative and selling expenses	(1,368)	(374)	(4)	(378)	(1,746)
Exploration expenses	(190)	—	—	—	(190)
Other operating (expenses) income, net	(336)	78	—	78	(258)

Operating income (loss)	1,213	237	(8)	229	1,442
Equity in earnings of affiliates	156	—	—	—	156

Financial income (expenses) and holding gains (losses)
Generated by assets:
Interest	126	14	—	14	140
Foreign exchange gains	190	49	—	49	239
Holding gains	15	7	—	7	22
Other financial income, net	15	4	—	4	19

	346	74	—	74	420
Generated by liabilities:
Interest	(479)	(15)	—	(15)	(494)
Foreign exchange losses	(183)	(38)	—	(38)	(221)
Other financial expenses, net	(84)	(22)	—	(22)	(106)

	(746)	(75)	—	(75)	(821)
Other (expenses) income, net	(391)	—	34	34	(357)

Income before income tax and minority interest	578	236	26	262	840

Income tax	(167)	(25)	(9)	(34)	(201)

Minority interest	(29)	—	—	—	(29)

Net income	382	211	17	228	610

Basic/diluted earnings per share—Stated in Argentine pesos	0.378	0.209	0.017	0.226	0.604

(1)	Include operations until the sale of the fertilizers business (Note 8.1)
(2)	Year ended December 31, 2010.

	2009
	Continuing operations	Discontinued operations			Subtotal discontinued	Total
		Perú (2)	Brasil (1)	Fertilizers (1)
Net sales	9,826	123	1,459	564	2,146	11,972
Cost of sales	(7,144)	(69)	(1,135)	(510)	(1,714)	(8,858)

Gross profit	2,682	54	324	54	432	3,114

Administrative and selling expenses	(1,313)	(3)	(261)	(91)	(355)	(1,668)
Exploration expenses	(333)	(3)	—	—	(3)	(336)
Other operating (expenses) income, net	(294)	(3)	128	(23)	102	(192)

Operating income (loss)	742	45	191	(60)	176	918
Equity in earnings of affiliates	210	—	—	—	—	210

Financial income (expenses) and holding gains (losses)
Generated by assets:
Interest	95	—	13	—	13	108
Foreign exchange gains	276	—	85	—	85	361
Holding gain (losses)	27	—	(4)	(103)	(107)	(80)
Other financial income, net	43	1	5	47	53	96

	441	1	99	(56)	44	485
Generated by liabilities:
Interest	(576)	(2)	(24)	(2)	(28)	(604)
Foreign exchange losses	(479)	(1)	(47)	3	(45)	(524)
Other financial expenses, net	(43)	—	(15)	—	(15)	(58)

	(1,098)	(3)	(86)	1	(88)	(1,186)
Other (expenses) income, net	(298)	1,591	—	(5)	1,586	1,288

(Loss) income before income tax and minority interest	(3)	1,634	204	(120)	1,718	1,715

Income tax	77	(816)	(29)	42	(803)	(726)

Minority interest	(64)	—	—	—	—	(64)

Net income (loss)	10	818	175	(78)	915	925

Basic/diluted earnings per share—Stated in Argentine pesos	0.010	0.810	0.173	(0.077)	0.906	0.916

(1)	Year ended December 31,2009.
(2)	Three-month period ended March 31, 2009.

	2011	2010		2009
	Brasil (1)	Brasil (2)	Fertilizers (3)	Perú (4)	Brasil (5)	Fertilizers (5)
Cash and cash equivalents at the beginning of the year	89	86	—	1	92	—

Net cash (used in) provided by operations	(17)	297	17	85	301	158

Net cash used in investing activities	(77)	(40)	—	(73)	(30)	(36)

Net cash provided by (used in) financing activities	4	(258)	(17)	(13)	(287)	(122)

Effect of exchange rate change on cash	1	4	—	—	10	—

Cash and cash equivalents at the end of the year	—	89	—	—	86	—

(1)	Three-month period ended March 31, 2011.
(2)	Year ended December 31, 2010.
(3)	Transactions having occurred through the date of the sale of fertilizer business (Note 8.1)
(4)	Three-month period ended March 31, 2009.
(5)	Year ended December 31, 2009.

9.	Financing

9.1. Financial debt

The breakdown of the financial debt as of December 31, 2011 and 2010, is as follows:

		2011		2010
		Current	Non-current	Current	Non-current
Financial institutions		88	188	211	718
Bonds		768	2,949	1,053	2,744
Related companies	(Note 17)	—	—	21	795

		856	3,137	1,285	4,257

Detail of long-term debt

The long-term financial debt as of December 31, 2011 is made up as follows:

Type	Amount	Currency	Annual interest rate
Financial institutions
	38	US$	Libo + 1.445%
	47	US$	1.88	% (*)
	103	$	18.09	% (*)
Bonds
Class S	1,285	US$	5,875%
2007 Global Program (TGS)	805	US$	7,875%
Class R	859	US$	9,375%

	3,137

(*)	Average rate.

The maturities of the long-term financial debt as of December 31, 2011, are as follows:

From 1 to 2 years	935
From 2 to 3 years	258
From 3 to 4 years	209
Over 4 years	1,735

3,137

9.2. Global Programs of nonconvertible bonds

Global program of US$ 2.5 billion:

As of December 31, 2011 the following classes of bonds issued under this program, which expired on May 4, 2008 remained outstanding:

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

Debt from the issuances is presented of the unaccrued portion of the issuance discounts and the incurred costs for such issuances.

Global program of US$ 1 billion:

The Shareholders of Petrobras Argentina in their annual meeting held on March 28, 2008 approved the creation of a global program for the issuance of bonds for an outstanding maximum principal amounting to US$ 1 billion or its equivalent in any other currency, expiring within 5 years, or the maximum term that may be established by any applicable regulation in the future, under terms and conditions identical to those of the global program of US$ 2.5 billion. On August 7, 2008, the program was authorized by Resolution No. 15,947 of the CNV.

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

As of December 31, 2011, only Class 7 bonds are outstanding under such global program for a face value of 33, at an interest rate of 11.75%. Proceeds from the issuances were applied to refinancing liabilities and improving working capital.

In addition, Edesur entered into loan agreements with banks. Some of Edesur’s loan agreements contain cross-default clauses, whereby lending banks may declare all owed amounts as due and payable in the event that any debt was not settled in due time, provided that such amounts due and payable exceeded those stipulated in the agreements.

Some of these agreements also contain cross-acceleration clauses, whereby lending banks may declare all owed amounts as due and payable in the event that Edesur was required to pre-pay any other debt stipulated in the agreements.

These loan agreements do not have any kind of financial restriction and do not provide any guarantee.

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

On May 10, 2011 CIESA entered into a Memorandum of Understanding (“MOU”) with Pampa Energía S.A., Pampa Inversiones S.A. and Inversiones Argentina I Ltd. (“Grupo Pampa”) ” ( who in addition became the owner of the corporate bonds), in which the parties agreed: first, to suspend the lawsuit pending before the Courts of New York in order to reestablish the debt restructuring provided for in the Restructuring Agreement and include Grupo Pampa as a party thereto, all subject to the governmental approvals required to effect, as mentioned before, the financial debt capitalization contemplated in the Restructuring Agreement, and, second, to abandon all claims and actions asserted and filed by the parties and third parties in the lawsuit pending before the Courts of New York.

On May 18, 2011, CIESA, the Company, Grupo Pampa and the Trust Fund subscribed the fourth amendment to the Restructuring Agreement which basically provides for the replacement of AEI by Grupo Pampa in such agreement. On October 5, 2011, by means of note No. 11,362, the ENARGAS informed that it did not have any regulatory objections to the Restructuring Agreement and stated that the same may become effective after approval by the Argentine Anti-Trust Authorities (AATA). As of the date of these financial statements, approval by the AATA is still pending.

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

As of December 31, 2011, bonds under the global program, with a face value of US$ 374 million, bear interest at a fixed rate of 7.875% p.a. Principal will be repaid in four annual, equal and consecutives installments, as from May 14, 2014.

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

10.	Contributions to finance works in the energy sector in Argentina

10.1. FONINVEMEM and 2008/2011 Agreement:

Through Resolution No. 712/04, the SE created the FONINVEMEM I trust for the purpose of granting creditors an incentive to invest in the MEM thus increasing the generation of electrical power in Argentina. In 2007, through Resolution S.E. No. 564/07, the Secretary of Energy requested MEM agents to participate in FONINVEMEM II, with the purpose of complementing financing of FONINVEMEM I.

In addition, in November 2010 the Secretary of Energy and MEM generators (among which the Company is included) entered into an agreement for the following purposes: (i) enable addition of new generation to meet the increase in demand for energy and power in the MEM; (ii) improve availability of existing generation equipment; (iii) determine a method to pay the credit balances recorded in the 2008/2011 period, and (iv) recognize a higher power price and an increase in recognized operating and maintenance costs.

FONINVEMEM

The financing of FONINVEMEM I and II was made through the contribution of 65% and 50% of the credit balances recorded in 2004-2006 and in 2007, respectively, resulting from the spread between the selling price of energy and the variable generation cost. The total contribution in FONINVEMEM I by all the private power generating companies in the wholesale electric market is estimated at US$ 470 million, of which Petrobras Argentina contributed US$ 42 million. In addition, the Company was reimbursed the credit balances recorded in 2007 in the amount of US$16 million pursuant to Resolution No. 564/07.

On October 17, 2005 and under the terms of Resolution No. 1,193 issued by the Secretary of Energy, Petrobras Argentina and other MEM creditors formally announced their decision to participate in the construction, operation and maintenance of two power plants of combined cycle 820 MW each. The construction cost of both plants was approximately US$ 1.3 billion and was partially funded with the net contributions made by the private power generating companies to FONINVEMEM I and II.

For the purposes of the purchase of equipment and the construction, operation and maintenance of the power plants, two trusts funds were created. The procurement of the equipment, construction, operation and maintenance of each power plant will be undertaken by Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., which will enter into a ten-year electricity supply agreement with CAMMESA for the 80% of the energy output, at a price that will allow to cover all costs as well as the reimbursements of the FONINVEMEM and the repayment of the debt used to finance the initial investment. The 20% of the electricity output is sold in the spot market. Upon expiration of the supply agreement, the ownership of the assets held in trust will be transferred to the power generation companies proportionally to their contributions to finance the capital expenditure.

As of December 31, 2009, the gas turbines of both power plants were operating in open cycle mode and started to operate in combined cycle as from the first quarter of 2010.

The Company recovers the amounts contributed to the FONINVEMEM I, converted to US$ and adjusted by Libo rate + 1% p.a., in 120 monthly installments starting March 2010, upon authorization of commercial operations of both power plants in the combined cycle mode referred to above.

By December 31, 2009 the funds contributed by the Company to FONINVEMEM II had been fully recovered through investment in additional electricity generation projects under Resolution No. 564/2007 issued by the Secretary of Energy, whereby the Company built Genelba Plus, a 165 MW thermoelectric plant close to the existing Genelba Power Plant.

2008/2011 Agreement

On November 25, 2010, the Secretary of Energy and MEM Generators signed the 2008/2011 Agreement which will be implemented through new generation projects that will have to be submitted by Generators to the Secretary of Energy for selection and subsequent approval.

As regards payment to generators entering into the Agreement, certain methods will be established for them to maintain contribution margins, mainly as regards the power price, recognition of higher variable maintenance costs and other non-fuel costs.

In October 2011, the Company and the SE entered into a Supplemental Agreement, to the 2008/2011 Agreement, under which the Secretary of Energy approved the general terms of an investment project submitted by the Company for the closing of the combined cycle in Genelba Plus current unit.

Such Supplemental Agreement provides for a term of one year for implementation and execution. Once that term has elapsed, the parties may terminate the Agreement if the implementation has not occurred which shall become null and void and without further liability for the parties.

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

Petrobras Argentina received in exchange debt securities denominated in Argentine pesos (“VRD Obra-4 Estrecho Definitivos”) that bear interest at a rate equivalent to the Reference Stabilization Coefficient plus an annual nominal rate of 8%. The principal amortizes in 30 quarterly installments from April 25, 2011.

11.	Current and deferred income tax

The Company’s income tax expense and deferred tax balances are comprised as follows:

	2011			2010			2009
	Recorded in			Recorded in			Recorded in
	Statement of income	Shareholders’ equity	Total	Statement of income	Shareholders’ equity	Total	Statement of income	Shareholders’ equity	Total
Income tax for the year
Current	(390)	71	(319)	(583)	50	(533)	(733)	133	(600)
Deferred	397	(70)	327	382	(52)	330	7	(123)	(116)

Total income tax (1)	7	1	8	(201)	(2)	(203)	(726)	10	(716)

(1)	It includes 96, 34 and 803 from discontinued operations for the years ended December 31, 2011, 2010 and 2009, respectively (Note 8.5)

		2011	2010
Deferred tax
Deferred tax assets
Carryforward tax losses		203	174
Reserves and provisions		233	146
Pension plan obligations		49	37
Equity interest in affiliates		28	42
Other Credits		132	123
Other		79	91
Valuation allowance	(2) (Note 12)	(149)	(339)

Deferred tax liabilities
Property, plant and equipment and other assets		(722)	(727)
Debts		—	(12)
Prepaid expenses		(4)	(5)
Equity interest in affiliates		(279)	(336)
Other		(57)	(17)

	(1) (3)	(487)	(823)

(1)	575 and 274 are included in the non-current “Other receivables” line and 1,062 and 1,097 in the non-current “Taxes payable” line in December 31, 2011 and 2010, respectively.
(2)	Management evaluates the recoverability of carryforward tax losses and the remaining temporary differences taking into consideration, among other elements, the projected net income, tax planning strategies, timeliness of future taxable income, the date of expiration of the carryforward tax losses, the future reversals of the existing temporary differences and the recent year tax history. All the evidence available, both positive and negative, is duly weighted and considered in the analysis.
(3)	The change in 2011 includes a decrease of 9 resulting from the sale of Innova S.A.

The reconciliation of the income tax expense charged to the income statement and the one that would result from the application of the prevailing income tax rate of the 35% to the gain before taxes and the minority interest is as follow:

		2011	2010	2009
Income before income tax and minority interest		689	840	1,715
Statutory tax rate		35%	35%	35%

Income for the period at statutory tax rate		(241)	(294)	(600)
Permanent differences at income tax rate
- Equity in earnings of affiliates		20	16	11
- Sales of foreign equity interests		254	—	(254)
- Permanent differences in foreign subsidiaries		(13)	31	46
- Cash dividends		11	(8)	(101)
- Other		(96)	(33)	(2)

Subtotal		(65)	(288)	(900)
- Foreign income tax		(56)	102	206
- Expiration of carryforward tax losses		(14)	(14)	(12)
- Net movement in the valuation allowance	(Note 12)	142	(1)	(20)

		7	(201)	(726)

Tax loss carryforwards may be used through the dates indicated below:

Use up to	2011	2010
2011	—	14
2012	16	16
2013 onwards	187	144

	203	174

12.   Contingencies, allowances and environmental matters

Movements of reserves for contingencies and allowances are as follows:

Account		Balances at the beginning of the year	Increase		Decrease		Balances at the end of the year
Alowances deducted from assets:
Current
For doubtful accounts		75	15		(39)		51

		75	15	(1)	(39	)(8)	51

Non-current
For doubtful accounts		41	2	(1)	—		43
For other receivables	(Note 15.1)
-Deferred tax assests	(Note 11)	339	29	(2)	(219	)(9)	149
-Contractual credit in Ecuador		—	209	(3)	(66	)(3)	143
-New proyects of the mixed companys credit of Venezuela		352	28	(4)	—		380
For impairment of investments	(Note 7.1.1)	970	372	(5)	—		1,342

		1,702	640		(285)		2,057

TOTAL 2011		1,777	655		(324)		2,108

TOTAL 2010		1,917	310		(450)		1,777

Reserves included in liabilities:

Current
For contingencies:
Labor and commercial contingencies		162	115		(117)		160

		162	115	(6)	(117	)(8)	160

Non-current
For contingencies:
Labor and commercial contingencies		167	137	(7)	(14)		290

		167	137		(14	)(8)	290

TOTAL 2011		329	252		(131)		450

TOTAL 2010		260	155		(86)		329

(1)	Recorded in “Financial income (expenses) and holding gains (losses)”
(2)	It includes 10 recorded in “Deferred income” and 19 recorded in “Income Tax” (Note 11)
(3)	Recorded in “Other income (expenses), net” (Note 15.5)
(4)	Recorded in “Deferred income”
(5)	It includes 78 recorded in “Deferred income” and 294 recorded in” Other income (expenses), net” (Note 15.5).
(6)	It includes 75 recorded in “Cost of sales” and 40 recorded in” Financial income (expenses) and holding gains (losses)”.
(7)	It includes 112 recorded in “Other operating expenses” (Note 15.4) and 25 recorded in “Cost of sales”.
(8)	Used during the year
(9)	It includes 161 recorded in “Income tax” (Note 11) and 58 for the Sale of Innova S.A. (Note 8.4)

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

Other issues

The Company maintains interpretative differences with the AFIP, provincial tax authorities and foreign tax authorities about taxes applicable oil and gas activity. The Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations.

13.     Contractual commitments, warranty bonds, sureties and guarantees granted

The warranty bonds, sureties and guarantees as of December 31, 2011 and 2010, which are not disclosed in other notes, amount to 18 and 16, respectively.

Additionally, in certain business operations in which the Company and the counterparty act as customers and suppliers, both sides issued guarantees for such operations by equivalent values, which at 31 December 2011 amount to 213.

In addition, as of December 31, 2011, the Company had the following contractual commitments:

	Total (units)	Total (Millions of Pesos)	Until
Purchase Obligations

Long-term service agreement	—	2,173	2029
Petroleum services and materials	—	1,520	2017
Gas transportation capacity with TGS (in MMm3)	8,546	1,208	2019
Gas purchase agreement for Genelba (in MMm3)	291	89	2012
Oil purchase agreements for refinery (in millions of bbls.)	0.03	9	2012
Gasoline (in MMm3)	7.41	7,239	2026
LPG (in thousands of tons)	5.49	8	2012

Sales Obligations
Natural gas (in MMm3)	5,696.69	1,191	2019
Electricity power (in miles of MWh)	2,032.40	1,001	2019
LPG (in thousands of tons)	274.26	1,234	2021
Oil sale agreement (in millions of bbls.)	0.29	86	2012
Gasoline (in MMm3)	3.72	4,189	2026

14.     Capital stock

As of December 31, 2011, the Company’s capital stock totaled 1,010, fully subscribed, issued, paid-in, registered and authorized for public trading (Note 1.2).

Changes in capital stock in the last three years:

	2011	2010	2009
Common shares of 1 vote and face value of $1 per share	1,010	1,010	1,010

15.	Other receivables, inventories, other liabilities, other operating expenses, net, other income (expenses), net and supplemental cash flow information

		2011		2010
		Current	Non-current	Current	Non-current
15.1. Other receivables

Joint ventures		186	—	24	—
Related companies	(Note 17)	203	450	688	—
Dividends receivable		13	—	229	—
Tax credits		337	78	198	79
Deferred tax assets	(Note 11)	—	724	—	613
Receivables from the sale of companies		41	—	38	—
Contractual credit in Ecuador		—	442	411	—
Expense refunds		3	5	9	5
Prepaid expenses		98	10	71	17
Credit for new projects in the mixed companies in Venezuela	(Note 7.4)	—	380	—	352
Guarantee deposits		3	29	14	37
Allowance for other receivables	(Note 12)	—	(672)	—	(691)
Other		205	29	120	34

		1,089	1,475	1,802	446

	2011		2010
				No
	Current	Non-current	Current	Non-current
15.2. Inventories

Crude oil stock	209	—	260	—
Raw materials and materials	281	98	309	81
Work in progress and finished products	511	—	530	—

	1,001	98	1,099	81

		2011		2010
		Current	Non-current	Current	Non-current
15.3. Other liabilities

Related companies	(Note 17)	114	273	101	279
Advanced collections		56	181	208	131
Reserve for enviromental remediation		124	200	35	66
Joint ventures		161	50	28	—
Litigation and fines accrual		304	—	223	—
Third party collections		358	—	219	—
Asset retirement obligation	(Note 5.5)	—	583	—	351
Other		85	38	146	41

		1,202	1,325	960	868

		2011	2010	2009
15.4. Other operating expenses, net

Advisory services rendered to other companies		40	32	37
Taxes on bank transactions		(154)	(145)	(120)
Contingencies	(Note 12)	(112)	(35)	(27)
Environment	(1)	(260)	—	—
Oil transportation agreement with OCP		—	(126)	(98)
Fundopem	(2)	37	81	66
Tariff increase reversal in TGS	(Note 7.3.2)	—	(61)	—
Other		(111)	(4)	(50)

		(560)	(258)	(192)

(1)	Related to charges for environmental issues undertaken by the Company from the current year, resulting from increased levels of demand for domestic policies on the environment, in line with international standards of excellence
(2)	Tax benefits earned by Innova S.A. consisting in a partial reduction of certain taxes in accordance with an incentive program that the Brasilian state of Rio Grande do Sul provides to companies located there (Note 8.4).

		2011	2010	2009
15.5. Other income (expenses), net
Gain from the sale of the equity interest in Innova S.A.	(Note 8.4)	723	—	—
Writedown of assets in Argentina	(Note 8.3)	—	(209)	—
Gain from the sale of the fertilizer business	(Note 8.1)	—	34	—
Gain from the financial debt repurchase		—	2	5
Gain from the sale of the equity interest in PVIE	(Note 8.2)	—	—	1,591
Net impairment of assets in Venezuela	(Note 7.4)	(294)	(212)	(281)
Disposal of property, plant and equipment		30	(3)	(30)
Writedown of contractual credit in Ecuador		(143)	—	—
Other, net		(127)	31	3

		189	(357)	1,288

	2011	2010	2009
15.6. Supplemental cash flow information
Cash	247	581	327
Time deposits, mutual funds and affiliates balances	1,212	2,284	1,225

Cash and cash equivalent at the end of the period	1,459	2,865	1,552

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

In the years ended December 31, 2011, 2010 and 2009, Petrobras Argentina expensed of 12, 10 and 10, respectively, attributable to such benefit.

16.2. Defined benefit plan

Indemnity plan

This is a defined benefit plan for employees who fulfill certain conditions, and consists of granting, upon retirement, a one-month salary per year of service at the Company, in conformity with a decreasing scale considering the years of effectiveness of the plan.

Compensatory fund

This is a defined benefit plan for employees of Petrobras Argentina who take part in the defined contribution plan effective at each opportunity, that joined the Company prior to May 31, 1995, and have reached a certain number of years of service. The benefit is based on the last computable salary and years of service of each employee included in the plan.

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

As of December 31, 2011, 2010 and 2009 the most relevant actuarial information on the defined-benefits pension plans are as follows:

	2011	2010	2009
Change in benefit obligation
Benefit obligation at the beginning of the year	180	189	191
Service cost	3	4	4
Interest cost	32	34	36
Actuarial gain	(26)	(15)	(25)
Benefits paid	(8)	(8)	(9)
Reductions / Terminations	—	(24)	(8)

Benefit obligation at the end of the year (1)	181	180	189

Change in plan assets
Fair value of plan assets at the beginning of the year	33	40	44
Return on plan assets	2	2	4
Contributions made	—	—	—
Benefits paid	(8)	(9)	(8)

Fair value of plan assets at the end of the year	27	33	40

	2011	2010	2009
Reconciliation of funded (unfunded) status
Unfunded status at the end of the year	(154)	(147)	(149)
Unrecognized prior service cost	19	20	27
Unrecognized actuarial loss	(11)	12	22

Net liability recognized	(146)	(115)	(100)

(1)	As of December 31, 2011, 2010 and 2009, the benefit obligation includes 136, 144 and 136 of Compensatory Fund and 45, 36 and 53 of Indemnity Plan, respectively.

	2011	2010	2009
Components of net periodic benefit cost
Service cost	3	4	4
Interest cost	32	34	36
Expected return on plan assets	(4)	(7)	(8)
Amortization of actuarial gain and losses and unrecognized prior service cost	1	3	4

Net periodic benefit cost	32	34	36

Weighted-average assumptions
Discount rate	4%	4%	4%
Rate of return on plan assets	20%	14%	19%
Rate of compesation increase	2%	2%	2%

Benefit obligation are expected to be paid as follows:

2012	10
2013	10
2014	10
2015	12
2016	15
2017-2022	87

16.3. Pension plan financing – Optimum Petrobras Trust Fund

The Company, in its capacity as trustor, entered into a trust agreement with BNP Paribas Argentina Investment Partners S.A., in its capacity as trustee. The trust assets consist of shares of the Company which as of December 31, 2011 numbered 3,152,910.

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

Sale of companies:

In December 2007 and in April 2009, Petrobras Argentina sold to PIB BV (a subsidiary of its holding company) the initial 40% equity interest and the remaining 60% equity interest in PVIE in the amount of US$423.3 million and US$619.4 million, respectively (Note 8.2).

Financial transactions:

In 2005, the Company entered into a US$ 200 million loan agreement with PIB BV (lender). The loan has a 10-year term and bears interest at a rate of 7.22% per annum, plus taxes and can be paid off at any time without penalty. This loan was prepaid in April 2011.

In February 2008, the Company approved placement of short-term financial surplus in PIB BV, up to the amount of US$300 million, at a monthly payable nominal annual interest rate equivalent to 30-day Libor plus 0.15%, due July 2008, with prepayment clause available for the Company. In December 2008, the outstanding loan balance was replaced by means of two new loans totaling US$120 million: a US$107 million loan between PIB BV and Petrobras Argentina and a U$S13 million loan between PIB BV and Petrobras Holding Austria GMBH, a subsidiary of Petrobras Argentina, both maturing December 2009, with prepayment clause available for the Company. As regards these two loans, US$30 million were paid before maturity and US$90 million were paid at maturity. As of December 31, 2011, only one loan is outstanding between PIB BV and Petrobras Argentina in the aggregate amount of US$90 million.

Financial guarantees:

In 2007, Petrobras Argentina issued US$300 million Class S corporate bonds, secured by a Standby Purchase Agreement provided by Petróleo Brasileiro (Note 9.2).

In December 2009, the Company took two loans in the aggregate amount of US$150 million, secured by Petróleo Brasileiro: one loan granted by Banco Itaú Europa, in the amount of US$100 million, to be repaid in 7 semiannual installments with final payment date in December 2013, and another loan granted by HSBC Bank USA in the amount of US$50 million, due June 2012. These loans were paid off early during 2011.

Commercial transactions

In the ordinary course of business, the Company carries out crude oil and oil related products import and export transactions with subsidiaries of Petróleo Brasileiro, particularly with Brasken S.A. and Petrobras International Finance Co.

Outstanding balances with related parties as of December 31, 2011 and 2010 are as follows:

	2011
	Current					Non-current
Company	Investments	Trade Receivables	Other Receivables	Accounts Payable	Other Liabilities	Investments	Other Receivables	Accounts Payable	Other Liabilities
Companies over which it excercises significant influence
Oleoducto de Crudos Pesados Ltd. (Note 5.3)	—	—	—	—	83	141	—	—	273
Petrolera Entre Lomas S.A.	—	—	—	19	—	—	—	38	—
Refinería del Norte S.A.	—	2	5	18	—	—	—	—	—
Other	—	14	28	2	5	7	—	—	—

	—	16	33	39	88	148	—	38	273

Companies under joint control
Transportadora de Gas del Sur S.A.	—	23	—	17	—	—	—	—	—

	—	23	—	17	—	—	—	—	—

Petróleo Brasileiro Group companies
Braskem S.A.	—	—	—	61	—	—	—	—	—
Petrobras Chile Ltda.	—	—	2	—	—	—	—	—	—
Petrobras International—Braspetro B.V.	387	—	133	—	—	—	—	—	—
Petrobras International Finance Co.	—	21	—	—	—	—	—	—	—
Petrobras Venezuela Inversiones y Servicios S.A.	—	—	—	—	23	—	—	—	—
Innova S.A. (Note 8.4)	—	20	—	—	3	—	—	—	—
Petróleo Brasileiro S.A. -Petrobras	—	1	35	91	—	—	450	—	—

	387	42	170	152	26	—	450	—	—

Total	387	81	203	208	114	148	450	38	273

	2010
	Current						Non-current
Company	Investments	Trade Receivables	Other Receivables	Accounts Payable	Other Liabilities	Loans	Investments	Accounts Payable	Other Liabilities	Loans
Companies over wich it excercises significant influence
Oleoducto de Crudos Pesados Ltd.	—	—	—	—	63	—	148	—	279	—
Petrolera Entre Lomas S.A.	—	—	—	37	—	—	—	36	—	—
Refinería del Norte S.A.	—	10	6	11	—	—	—	—	—	—
Other	—	3	16	4	4	—	6	—	—	—

	—	13	22	52	67	—	154	36	279	—

Companies under joint control
Transportadora de Gas del Sur S.A.	—	16	2	10	—	—	—	—	—	—

	—	16	2	10	—	—	—	—	—	—

Petróleo Brasileiro Group companies
Braskem S.A.	—	—	—	58	—	—	—	—	—	—
Petrobras Chile Ltda.	—	—	1	—	—	—	—	—	—	—
Petrobras Energía Venezuela S.A.	13	—	170	—	11	—	—	—	—	—
Petrobras International—Braspetro B.V.	358	—	491	—	—	21	—	—	—	795
Petrobras International Finance Co.	—	23	—	—	—	—	—	—	—	—
Petrobras Venezuela Inversiones y Servicios S.A.	—	—	—	—	23	—	—	—	—	—
Petrobras Paraguay Operaciones y Logistica S.R.L.	—	13	—	—	—	—	—	—	—	—
Petróleo Brasileiro S.A. -Petrobras	—	19	2	94	—	—	—	—	—	—

	371	55	664	152	34	21	—	—	—	795

Total	371	84	688	214	101	21	154	36	279	795

The main transactions with affiliates for the years ended December 31, 2011, 2010 and 2009 are as follows:

	2011		2010		2009
Company	Purchases	Sales	Purchases	Sales	Purchases	Sales
Companies over wich it excercises significant influence
Oleoductos del Valle S.A.	31	3	18	—	22	—
Petrolera Entre Lomas S.A.	148	4	454	3	362	2
Refinería del Norte S.A.	108	43	120	69	133	68
Other	—	—	—	1	—	27

	287	50	592	73	517	97

Companies under joint control
Transportadora de Gas del Sur S.A.	55	25	49	22	48	36

	55	25	49	22	48	36

Petróleo Brasileiro Group companies
Braskem S.A.	1,114	—	2,002	—	1,241	—
Petrobras International Finance Co.	128	5	247	492	208	902
Petróleo Brasileiro S.A. -Petrobras	150	157	71	86	35	16
Compañía Mega S.A.	—	36	—	22	—	—
Petrobras Paraguay Operaciones y Logistica S.R.L.	—	28	—	26	—	19
Innova S.A. (Note 8.4)	8	133	—	—	—	—
Other	—	19	2	—	—	—

	1,400	378	2,322	626	1,484	937

Total	1,742	453	2,963	721	2,049	1,070

18.	Business segments and geographic consolidated information

The Company’s business is mainly focused on the energy sector, especially through its activities in exploration and production of oil and gas, refining and distribution, petrochemical and gas and energy. Accordingly, the identified business segments are as follows:

a)	Oil and Gas Exploration and Production, composed of the Company’s participation in oil and gas blocks and its interest in Oleoductos del Valle S.A., Petrolera Entre Lomas S.A., OCP and direct and indirect interest in the mixed companies in Venezuela .

b)	Refining and Distribution, including the Company’s operations in the refineries of Bahía Blanca and San Lorenzo (Note 8.3) and its own gas station network, the Company’s equity interests in Refinería del Norte S.A. and the commercialization of the oil produced in Argentina, which is transferred at market prices from the Oil and Gas Exploration and Production business segment.

c)	Petrochemicals, comprising the Company’s own styrenics operations developed in Argentina and Brazil until March of 2011 (Note 8.4). During the year 2010, it includes operations of fertilizer business (Note 8.1).

d)	Gas and Energy, comprising the Company’s operations of sale of the gas produced in Argentina and the liquefied petroleum gas brokerage and trading activities, its interest in TGS, the operations of electricity generation in the Genelba plant and in the Pichi Picún Leufú Hydroelectric Complex, and its interest in Edesur and Enecor S.A.

e)	Assets and results of operations related to the Central Services Structure, those not attributable to any given business segment, discontinued operations and intercompany eliminations are presented in the aggregate.

The applicable measurement methods to report business segment information are those described in Note 4) to these consolidated financial statements. Inter-segment transactions are carried out at prices that are consistent with fair market prices.

The following information shows selected data for each of the business segments identified by the Company’s management:

	2011
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate and Eliminations	Total
Total current assets	1,221	1,963	517	1,994	481	6,176
Property, plant and equipment	4,590	1,163	271	4,606	96	10,726
Non-current investment	2,874	148	—	237	141	3,400
Non-current other assets	344	56	22	653	793	1,868

Total assets	9,029	3,330	810	7,490	1,511	22,170

Total liabilities	2,624	1,893	235	4,380	1,907	11,039

Dividends collected	355	59	—	2	—	416

	2010
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate and Eliminations	Total
Total current assets	1,620	1,835	996	1,823	1,499	7,773
Property, plant and equipment	4,295	1,094	875	4,420	105	10,789
Non-current investment	2,807	141	—	253	150	3,351
Non-current other assets	42	64	91	414	235	846

Total assets	8,764	3,134	1,962	6,910	1,989	22,759

Total liabilities	1,712	1,897	774	3,792	3,621	11,796

Dividends collected	157	62	—	—	—	219

	2011
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate and Eliminations	Total
Consolidated Statement of Income

Net sales
To third parties	176	7,621	2,380	4,101	—	14,278
Inter-segment	3,968	312	98	152	(4,530)	—

	4,144	7,933	2,478	4,253	(4,530)	14,278
Cost of sales	(2,942)	(7,231)	(2,079)	(3,243)	4,470	(11,025)

Gross profit (loss)	1,202	702	399	1,010	(60)	3,253

Administrative and selling expenses	(178)	(527)	(192)	(405)	(406)	(1,708)
Exploration expenses	(391)	—	—	—	—	(391)
Other operating expenses, net	(290)	(37)	(8)	(5)	(220)	(560)

Operating income (loss)	343	138	199	600	(686)	594

Equity in earnings of affiliates	154	67	—	2	—	223
Interest gained	18	7	2	74	37	138
Interest lost	(38)	(20)	(4)	(144)	(182)	(388)
Other financial (expenses) income, net	(53)	(35)	7	(89)	103	(67)
Income tax	(18)	(15)	(8)	127	(79)	7
Other	(556)	4	652	7	90	197

Net income (loss)	(150)	146	848	577	(717)	704

	2010
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate and Eliminations	Total
Consolidated Statement of Income

Net sales
To third parties	417	7,025	3,437	3,563	—	14,442
Inter-segment	3,244	320	69	153	(3,786)	—

	3,661	7,345	3,506	3,716	(3,786)	14,442
Cost of sales	(2,407)	(6,564)	(2,806)	(2,788)	3,759	(10,806)

Gross profit (loss)	1,254	781	700	928	(27)	3,636

Administrative and selling expenses	(187)	(545)	(441)	(308)	(265)	(1,746)
Exploration expenses	(190)	—	—	—	—	(190)
Other operating (expenses) income, net	(173)	15	74	(50)	(124)	(258)

Operating income (loss)	704	251	333	570	(416)	1,442

Equity in earnings of affiliates	102	54	—	—	—	156
Interest gained	10	1	14	57	58	140
Interest lost	(20)	(13)	(16)	(141)	(304)	(494)
Other financial (expenses) income, net	(1)	(4)	4	(58)	12	(47)
Income tax	(49)	66	(25)	(33)	(160)	(201)
Other	(176)	(213)	24	(27)	6	(386)

Net income (loss)	570	142	334	368	(804)	610

	2009
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate and Eliminations	Total
Consolidated Statement of Income

Net sales
To third parties	578	5,414	2,897	3,083	—	11,972
Inter-segment	2,739	214	31	191	(3,175)	—

	3,317	5,628	2,928	3,274	(3,175)	11,972
Cost of sales	(2,288)	(5,119)	(2,352)	(2,317)	3,218	(8,858)

Gross profit	1,029	509	576	957	43	3,114

Administrative and selling expenses	(158)	(478)	(414)	(315)	(303)	(1,668)
Exploration expenses	(336)	—	—	—	—	(336)
Other operating (expenses) income, net	(206)	26	100	(3)	(109)	(192)

Operating income (loss)	329	57	262	639	(369)	918

Equity in earnings of affiliates	168	42	—	—	—	210
Interest gained	10	—	13	33	52	108
Interest lost	(41)	(16)	(26)	(121)	(400)	(604)
Other financial (expenses) income, net	(11)	(40)	3	(122)	(35)	(205)
Income tax	(64)	(5)	(29)	(79)	(549)	(726)
Other	(291)	(4)	(19)	(80)	1,618	1,224

Net income	100	34	204	270	317	925

The following information shows selected data about assets, net sales, operating income (loss) and equity in earnings of affiliates by geographic area.

	2011
	Argentina	Venezuela	Bolivia	Perú (a)	Brasil (b)	Ecuador	Other and eliminations	Total
Total current assets	5,967	42	77	—	—	76	14	6,176
Property, plant and equipment	10,519	—	188	—	—	18	1	10,726
Non-current investment	577	2,552	—	—	—	270	1	3,400
Non-current other assets	1,554	—	2	—	—	309	3	1,868

Total assets	18,617	2,594	267	—	—	673	19	22,170

Net sales
To third parties	13,422	—	124	—	696	—	36	14,278
Inter-segment	21	—	—	—	3	—	(24)	—

Total	13,443	—	124	—	699	—	12	14,278
Operating income (loss)	475	(4)	45	—	80	(10)	8	594
Equity in earnings of affiliates	112	104	—	—	—	7	—	223

	2010
	Argentina	Venezuela	Bolivia	Perú (a)	Brasil (b)	Ecuador	Other	Total
Total current assets	6,460	146	73	—	578	490	26	7,773
Property, plant and equipment	9,980	—	173	—	617	17	2	10,789
Non-current investment	569	2,518	—	—	—	263	1	3,351
Non-current other assets	799	—	2	—	40	4	1	846

Total assets	17,808	2,664	248	—	1,235	774	30	22,759

Net sales
To third parties	11,856	—	116	—	2,191	243	36	14,442
Inter-segment	61	—	—	—	9	—	(70)	—

Total	11,917	—	116	—	2,200	243	(34)	14,442
Operating income (loss)	1,142	1	55	—	237	49	(42)	1,442
Equity in earnings of affiliates	91	58	—	—	—	7	—	156

	2009
	Argentina	Venezuela	Bolivia	Perú (a)	Brasil (b)	Ecuador	Other	Total
Net sales
To third parties	9,969	—	111	123	1,454	277	38	11,972
Inter-segment	71	—	—	—	5	—	(76)	—

Total	10,040	—	111	123	1,459	277	(38)	11,972
Operating income (loss)	298	(1)	49	45	191	44	292	918
Equity in earnings of affiliates	68	139	—	—	—	3	—	210

(a)	Note 8.2).
(b)	Note 8.4).

19.	Controlling Group

Petrobras Participaciones S.L. is the immediate parent company or controlling shareholder of Petrobras Argentina, with an ownership interest of 67.2% (Note 1.2).

Petrobras Participaciones S.L. is a subsidiary of Petróleo Brasileiro, a Brazilian company, whose business is focused on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad.

20.	Additional information required by Argentina GAAP

1) General:

On December 30, 2009, the CNV, through General Resolution No. 562/09, as supplemented, provided for the mandatory application of Technical Resolution No. 26 of the FACPCE, as amended, which adopts the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) for certain entities admitted to the public offering regime under Law No. 17,811, including the Company.

Thus, the Company must adopt IFRS for its financial statements as from fiscal year beginning January 1, 2012. TR 26, as amended, requires the Company to provide certain information in its consolidated financial statements prior to the adoption of IFRS, particularly the disclosure of significant differences between IFRS and Argentina GAAP, and the reconciliation of comprehensive income and shareholders equity as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009.

The foregoing reconciliations and related information are for illustrative purposes only and could be subject to change. The amounts under IFRS will only be final when Petrobras Argentina issues the consolidated financial statements for 2012, the year in which it adopts IFRS for the first time in conformity of CNV regulations. IFRS is not the primary GAAP for the Company for the years ended December 31, 2011, 2010 and 2009, and no corporate or legal decision may be made on the basis of the IFRS information provided in this footnote. The Company considered the “one-time exceptions” allowed under IFRS 1 for the first-time adoption of IFRS. The Company, in particular, applied the following:

•

Transition date: The Company elected to measure assets and liabilities according to the IFRS considering January 1, 2009 as the transition date, based on the transition date of its indirect controlling company Petróleo Brasileiro (see Note 19).

•

Items of Property, Plant and Equipment (“PP&E”): The Company elected to consider as deemed cost at the date of transition to the IFRS, the cost of items of PP&E restated under Argentina GAAP (adjusted for inflation as mentioned in Note 2.3).

•	Business Combinations: the Company elected not to retroactively apply IFRS 3 to business combinations effected prior to the transition date.

•	Changes in Asset Retirement Obligations included in PP&E: The Company elected to estimate the amount that would have been included in the cost of the related asset when the liability first arose.

•	Defined Benefit Plans: The Company elected to recognize actuarial losses and gains accumulated at the date of transition to IFRS.

In addition, IFRS provide alternative criteria for the subsequent measurement of assets and liabilities. The Company, in particular, considered the following:

•

Measurement of items of PP&E: IFRS allow companies to apply the cost model or the revaluation model as accounting policy to an entire class of PP&E. The Company elected to continue applying the cost model to all classes of PP&E.

•

Defined benefit plans: IAS 19 allows either the recognition of part of the actuarial gains and losses with impact on net income for the period by following the “corridor method”, or the adoption of a policy for the recognition of actuarial gains and losses in the period in which they occur in Other comprehensive income (OCI). The Company elected to continue applying the corridor method.

2) Main impacts resulting from adoption of the IFRS:

The Company identified and quantified the following main impacts resulting from adoption of the IFRS:

2.1) Proportional consolidation

In the case of companies under joint control, IAS 31 allows two alternative treatments for reporting: 1) the equity method, or 2) the proportional consolidation method. As from adoption of IFRS, the Company will apply the equity method and no longer proportionally consolidate the financial statement amounts for CIESA and Distrilec, companies over which the Company exercises joint control.

Under IFRS, these investments are measured under the equity method.

2.2) Measurement Considerations

The following are the main items subject to measurement adjustments under the IFRS:

2.2.1.	Inventories: Under IFRS, inventories are carried at the lower of cost or net realizable value. Under Argentina GAAP, inventories are carried at the lower of their replacement (reproduction) cost, or recoverable value.

2.2.2.	Equity method investments: Under IFRS, the Company recognized measurement adjustments in the valuation of its investments in affiliates, mainly in Petrolera Entre Lomas S.A., CIESA and Distrilec.

2.2.3.	Asset retirement obligations: The Company identified a difference in the discount rate used for the measurement of asset retirement obligations.

2.2.4.	Pension plan liabilities: the actuarial differences accumulated as of the transition date were recognized.

2.2.5.	Income tax effects of reconciling items: such effects were recognized at a 35% rate.

2.3) Other considerations

Discontinued operations:

In anticipation of the the sale of the fertilizers business, under Argentina GAAP property, plant and equipment held for sale was measured as of December 31, 2009 at its net realizable value (NRV), which implied the recognition of a gain, before tax, of 47 shown under Other financial income (expenses), net. Under IFRS, this gain, net of tax, is recognized in 2010, once the transaction became effective.

3) Reconciliations from Argentina GAAP to IFRS:

3.1) Shareholders’ equity and comprehensive income:

The following table presents the shareholders’ equity under Argentina GAAP reconciled to IFRS

	December 31,
	2011	2010
Shareholders’ equity under Argentina GAAP	10,371	9,974

IFRS adjustments:

Inventories (see item 2.2.1 in this note)	(14)	(36)
Investments (see item 2.2.2 in this note)	5	(8)
Asset retirement obligations (see item 2.2.3 in this note)	3	52
Pension plan obligations (see item 2.2.4 in this note)	(44)	(44)
Deferred income taxes (see item 2.2.5 in this note)	19	8
Revaluation of assets held for sale (see item 2.3 in this note)	—	—

Total IFRS adjustments	(31)	(28)

Subtotal	10,340	9,946
Noncontrolling interest under Argentina GAAP	760	989
IFRS adjustments:
Reversal of noncontrolling interest of CIESA and Distrilec under Argentina GAAP (See Item 2.1 in this note)	(757)	(982)

Total IFRS adjustments	(757)	(982)
Noncontrolling interest under IFRS	3	7

Shareholders’ equity under IFRS	10,343	9,953

3.2) Net income and Comprehensive Income:

The following table presents the net income under Argentina GAAP (which excludes OCI and Non-controlling interest) reconciled to IFRS (which includes total comprehensive income for controlling and non-controlling interest):

	2011	2010	2009
Net income under Argentina GAAP	704	610	925

IFRS adjustments:

Inventories (see item 2.2.1 in this note)	22	(13)	(23)
Investments (see item 2.2.2 in this note)	1	(5)	(12)
Asset retirement obligations (see item 2.2.3 in this note)	(48)	(3)	13
Deferred income taxes (see item 2.2.5 in this note)	10	(11)	19
Revaluation of assets held for sale (see item 2.3 in this note)	—	47	(47)

Total IFRS adjustments	(15)	15	(50)

Net income under IFRS attributable to the shareholders	689	625	875

Plus: noncontrolling interest under IFRS	(4)	6	1

Net income (including noncontrolling interest) under IFRS	685	631	876

Translation Adjustment
Recognized to statement of changes in shareholder’ equity (a)	10	29	34
Transferred to net income	(134)	—	—
Other comprehensive income related to our equity in affiliates
Translation adjustment	12	6	11

Total comprehensive income	573	666	921

(a)	Net effect of exchange differences resulting from indebtedness designated as hedge of net investments in foreign operations (Note 4.16).

21.	Summary of significant differences between accounting principles followed by the Company and US GAAP and summary of new US GAAP accounting pronouncements not yet adopted

The Company’s financial statements have been prepared in accordance with Argentina GAAP, which differ in certain respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements (which are the amounts included in the reconciliation from Argentina GAAP to US GAAP, in Note 22), as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission. The main differences relate to the items described below.

A—Explanation of the main differences included in the reconciliation from Argentina GAAP to US GAAP, corresponding to Petrobras Argentina, its subsidiaries and companies under joint control

1. Debt refinancing costs

Under Argentina GAAP, unamortized deferred costs related to debt issuance are charged to expense when such debt is restructured, while costs related to the new debt are capitalized and amortized on a straight – line basis.

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

The resulting remeasurement gain or loss is recognized in the “Financial income (expenses) and holding gain (losses) account”. The effects of the translation of foreign operations net of the foreign exchange differences generated by the debt denominated in foreign currency designated as hedge for net investment abroad are presented, as in US GAAP, in shareholders' equity.

The remaining foreign exchange differences recognized in earnings differ from Argentina GAAP to US GAAP; as a result of differences in the book value of the foreign subsidiaries‘ net assets and resulting designated debt.

4. Discounting of certain assets and liabilities

Under Argentina GAAP, certain receivables and liabilities which are valued on the basis of the best possible estimate of the amount to be collected or paid, are required to be discounted using an estimated rate at the time of the initial measurement.

Under US GAAP, receivables and liabilities arising from transactions with customers and suppliers in the normal course of business, under customary trade terms not exceeding one year, are generally accounted for at their nominal value, including accrued interest, if applicable.

5. Guarantor’s accounting for guarantees

Under US GAAP, FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees”, which was subsequently codified into ASC 460, “Guarantees”, clarifies that at the time a company issues a guarantee, it must recognize an initial liability for the fair value of both the contingent and non-contingent obligations it assumes under that guarantee.

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

7. Accounting for business combinations

a) Petrobras Energía share exchange offer

Petrobras Energía Participaciones acquired control of Petrobras Energía on January 25, 2000 as a result of an exchange offer pursuant to which Petrobras Energía Participaciones issued 1,504,197,988 Class B shares, with one vote per share, in exchange for 69.29% of Petrobras Energía's outstanding capital stock, thereby increasing its ownership interest in Petrobras Energía to 98.21%.

Under Argentina GAAP, the accounting practice enforced in 2000 fiscal year for non-monetary exchange of shares was to recognize net assets at book value. Accordingly, issued shares of Petrobras Energía Participaciones were subscribed and accounted for at the book value of Petrobras Energía's shares exchanged.

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

As a result of the merger between Petrobras Energía, Petrolera Santa Fe S.R.L, Eg3 S.A. and Petrobras Argentina S.A., the reconciliation to US GAAP includes adjustments to Property, plant and equipment as of December 31, 2011 and 2010, respectively, that corresponds to the purchase price allocation derived from the excess of the acquisition price over the book values (allocated values) that were originally recorded in Eg3 S.A. and Petrolera Santa Fe S.A. as push down accounting when such companies were acquired by Petrobras, the Company’s controlling shareholder, in 2001 and 2002.

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

In 2011, goodwill related to petrochemical assets in Innova was reclassified to additional paid in capital resulting from the sale of Innova to Petróleo Brasileiro S.A. (Note 21 A.11).

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

9. Income taxes

Represents the effect of deferred income tax over each US GAAP adjustment, when applicable, as well as current taxes resulting from the sale of non current assets to related parties (Note 21 A.11).

10. Proportional consolidation

Under Argentina GAAP, an investor is required to proportionally consolidate line by line its financial statements with the financial statements of the companies in which it exercises joint control. Joint control exists where all the shareholders, or only the shareholders owning a majority of votes, share the power to define and establish a company’s operating and financial policies on the basis of written agreements. In the consolidation of companies over which an investor exercises joint control, the amount of the investment in the company under joint control and the interest in its income (loss) and cash flows are replaced by the investor’s proportional interest in the company’s assets, liabilities, income (loss) and cash flows. Under the joint control of the Company and another third party are Distrilec, CIESA, and from December 31, 2007 through its sale on April 2009, PVIE.

Under US GAAP, interests in companies over which the investor exercises joint control are accounted for by the equity method and no proportional consolidation is allowed. However, pursuant to the SEC’s rules, differences in classification or presentation that result from using proportionate consolidation in the reconciliation to US GAAP, may be omitted if certain requirements are met. Such requirements are met by Distrilec and (from December 31, 2007 through its sale in April 2009) by PVIE but not by CIESA. The proportional consolidation of CIESA for the years ended December 31, 2011, 2010 and 2009 under Argentina GAAP has been reversed for purposes of the US GAAP reconciliation and in the additional disclosures included in Notes 22 and 23.

11. Sale of non-current assets to related parties

Under US GAAP, results on sales of non-current assets to related parties under common control are considered as a capital transaction. Under Argentina GAAP, results on sales of non-current assets are recognized in the statement of income.

Consequently, in the years ended December 31, 2011 and 2009, the reconciliation to US GAAP includes the reversal of gains recorded under Argentina GAAP, which were recorded as an increase in additional paid in capital for US GAAP purposes.

The above mentioned transactions with related parties under common control relate to the sale of Petrobras Argentina’s interest in Innova and PVIE to Petróleo Brasileiro S.A and Petrobras Internacional Braspetro B.V. respectively (See Notes 8.4 , 8.2 and 17).

12. Non-controlling interest

An adjustment to record the effect of all US GAAP adjustments attributable to noncontrolling interest has been recorded.

13. Revaluation of assets held for sale

Under Argentina GAAP, assets classified as held for sale should be measured at their net realizable value and a gain can be recognized if the net realizable value exceeds book value and certain other conditions are met. However, as under US GAAP assets held for sale are measured at the lower of carrying amount or fair value less costs to sell, the reconciliation of net income for the year ended December 31, 2009 includes the reversal of the gain recorded under Argentina GAAP when the assets were reclassified as held for sale. Such gain was recognized in the year ended December 31, 2010 for US GAAP purposes, when the assets were sold (See Note 8.1.)

14. Contingent Receivables

As of December 31, 2011, this adjustment refers mainly to the reverse of contingent receivables recorded under Argentina GAAP.

Contingent receivables are not recognized under USGAAP, while under Argentina GAAP PESA recognized amounts that represent Management’s best estimate under certain agreements with third parties.

B – Explanation of the main differences included in the reconciliation from Argentina GAAP to US GAAP, applicable to our equity in affiliates

1) Capitalization of foreign exchange differences

Under Argentina GAAP, during the period January 2002 to July 2003, foreign exchange differences resulting from the peso devaluation on liabilities denominated in foreign currencies, which were directly related to the acquisition, construction or production of property, plant and equipment, intangibles and long-term investments in other companies incorporated in Argentina, were allowed to be capitalized to the cost values of such assets, subject to a number of conditions.

As of December 31, 2011 and 2010 the Company recorded capitalized foreign exchange losses, mainly of CIESA.

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

In addition, other differences related to income taxes refer to the following:

(i) the recognition of a deferred tax asset or liability for differences related to assets and liabilities that, under SFAS No. 52 Foreign Currency Translation, subsequently codified into ASC 830 “Foreign Currency”, are remeasured from the local currency into the functional currency using historical exchange rates and which result from change in exchange rates or indexing for tax purposes is not allowed for US GAAP purposes. However, under Argentina GAAP recognition of a deferred tax liability or asset for those temporary differences is allowed.

(ii) Under US GAAP the reversal of valuation allowances related to deferred taxes based on future taxable income for companies with recent cumulative losses is generally not allowed unless subject to objective verification. However, under Argentina GAAP such restrictive conditions are not required to be considered to determine if a valuation allowance is needed. As a result of the above in 2011 the reconciliation to US GAAP includes the reversal of income tax benefits recorded by CIESA under Argentina GAAP resulting from recognition of deferred tax assets.

4) Impairment of equity interest in affiliates

The reconciliation of net income from Argentina GAAP to US GAAP for the years ended December 31, 2011, 2010 and 2009 includes gains and losses for impairment charges mainly resulting from differences in the carrying amount of our equity interest in mixed companies in Venezuela.

5) Revenue recognition

As mentioned in Note 7.3.2, in 2009 TGS entered into a transitional agreement with the UNIREN that contemplated a tariff increase. The agreement was ratified by the President of the Republic. Accordingly, TGS recognized revenue for 122 under Argentina GAAP (amounts presented before the effect of noncontrolling interest and proportional consolidation of CIESA).

Under US GAAP, following the provisions of ASC 605, “Revenue Recognition”, TGS considered that collectibility was not reasonably assured, and as a result TGS was not able to recognize such revenue until the new tariff schedule was published by ENARGAS. Based on the above, as of December 31, 2009, the revenue recognized was reversed in the reconciliation from Argentina GAAP to US GAAP included in Note 22.

Resulting from the fact that in 2010 TGS reversed the revenue recognized in 2009 for Argentina GAAP purposes, the reconciliation to US GAAP for the year-ended December 31, 2010 includes the reversal of such reversal.

C – Presentation

Major reclassifications to adjust the Argentina GAAP presentation to conform to US GAAP are as follows:

1) Classification of impairment losses

Under Argentina GAAP, impairment losses on property, plant and equipment or equity interest in affiliates are generally presented in the income statement as non-operating expenses.

US GAAP requires such losses to be presented as operating expenses. Therefore, impairment losses recognized under Argentina GAAP and additional impairment losses recognized under US GAAP are included in the Operating income (loss) subtotal of the US GAAP consolidated income data presented in Note 22.

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

Since for Argentina GAAP purposes, discontinued operations were not presented separately from continued operations in the face of the income statement, the required reclassifications have been made for purposes of the US GAAP consolidated income data presented in Note 22.

D – Other

1) Restatement of financial statements for the effects of inflation

The reconciliation to US GAAP does not include any adjustment to eliminate the effects of inflation required under Argentina GAAP (see Note 2.3), as they are also permitted by Regulation S-X of the SEC.

E – Recently issued accounting standards under US GAAP

ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US. GAAP and IFRS

In May 2011 the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, which amends FASB Accounting Standards Codification (ASC) Topic 820, “Fair Value Measurements and Disclosures.” The amended guidance clarifies many requirements in US GAAP for measuring fair value and for disclosing information about fair value measurements. Additionally, the amendments clarify the FASB’s intent about the application of existing fair value measurement requirements. The guidance provided in ASU No. 2011-04 is effective for interim and annual periods beginning after December 15, 2011. The Company does not expect the adoption of this amendment to have a material impact on its consolidated financial statements.

ASU No. 2011-05, Presentation of Comprehensive Income

In June 2011 the FASB issued ASU No. 2011-05, which amends ASC Topic 220, “Comprehensive Income.” This ASU requires companies to present items of net income, items of other comprehensive income (OCI) and total comprehensive income in either one continuous statement or two separate but consecutive statements. Companies will no longer be allowed to present OCI in the statement of stockholders’ equity, and reclassification adjustments between OCI and net income must be presented separately on the face of the financial statements. The guidance in ASU No. 2011-05 is effective for interim and annual periods beginning after December 15, 2011. The amendment provides only for a change in presentation of financial statements; therefore, its adoption will have no impact on the Company’s financial position or results of operations.

ASU No. 2011-08, Testing Goodwill for Impairment

In September 2011 the FASB issued ASU No. 2011-08, which amends ASC Topic 350-20, “Intangible Assets — Goodwill and Other.” The amended guidance provides the option to first assess qualitative factors to determine whether it is more likely than not (a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount. If, after considering the totality of events and circumstances, the qualitative assessment does not indicate that the fair value of a reporting unit is less than its carrying amount, performing the two-step impairment test is unnecessary. The guidance in ASU No. 2011-08 is effective for interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company does not expect the adoption of this amendment to have a material impact on its consolidated financial statements.

ASU No. 2011-11, Disclosures about Offsetting Assets and Liabilities

In December 2011, the FASB issued ASU No. 2011-11, which increases disclosures about offsetting assets and liabilities. New disclosures are required to enable users of financial statements to understand significant quantitative differences in balance sheets prepared under GAAP and International Financial Reporting Standards (IFRS) related to the offsetting of financial instruments. The existing GAAP guidance allowing balance sheet offsetting, including industry-specific guidance, remains unchanged. The guidance in ASU No. 2011-11 is effective for annual and interim reporting periods beginning on or after January 1, 2013. The disclosures should be applied retrospectively for all prior periods presented. The Company does not expect the adoption of this amendment to have a material impact on its consolidated financial statements.

22.	Reconciliation of net income and equity to US GAAP

The following is a summary of the significant adjustments to net income (including noncontrolling interest) for the years ended December 31, 2011, 2010 and 2009, the shareholders’ equity and noncontrolling interest as of December 31, 2010 and 2009, which would be required if US GAAP had been applied instead of Argentina GAAP in the Company’s financial statements.

Reconciliation of net income to US GAAP

	2011	2010	2009
Net income under Argentina GAAP	704	610	925

US GAAP adjustments:

Foreign currency translation (Note 21.A.3)	(17)	15	6
Debt refinancing costs (Note 21.A.1)	—	1	1
Depreciation of property plant & equipment
Business combination (Note 21.A.7)	(14)	(19)	(26)
Impairment (Note 21.A.8.b)	1	1	2
Other	(2)	(6)	1
Discounted value of assets and liabilities (Note 21.A.4)	4	12	(50)
Effects of the sale of noncurrent assets to related parties (Note 21.A.11)	(723)	—	(1,591)
Noncontrolling interest (Note 21.A.12)	2	1	1
Contingent receivables (Note 21.A.14)	(68)	—	—
Guarantees (Note 21.A.5)	5	—	—
Inventories (Note 21.A.6)	10	(10)	(37)
Deferred income taxes (Note 21.A.9)	57	57	815
Revaluation of assets held for sale (Note 21.A.13)	—	47	(47)
Other	(1)	—	1
US GAAP adjustments applicable to equity in earnings of affiliates
Deferred income taxes (Note 21.B.3)	(179)	33	(28)
Depreciation of property plant and equipment	(9)	(22)	(3)
Capitalized foreign exchange losses (Note 21.B.1)	1	—	—
Noncontrolling interest (Note 21.B.2)	10	(19)	19
Reversal of equity in earnings of CIESA (i) (Note 21.A.10)	(2)	(49)	33
Impairment (Note 21.B.4)	170	(190)	135
Revenue recognition (Note 21.B.5)	—	61	(61)
Other	1	10	—

Total US GAAP adjustments	(754)	(77)	(829)

Net (Loss) income under US GAAP attributable to the shareholders	(50)	533	96
Plus: noncontrolling interest under US GAAP	(64)	(4)	14

Net (Loss) income (including noncontrolling interest) under US GAAP	(114)	529	110

i)	This adjustment reverses the equity in earnings accounted for under Argentina GAAP and complements the effects of other US GAAP adjustments recognized in items listed above with respect to CIESA (2011, 2010 and 2009). As of December 31, 2011, 2010 and 2009, CIESA presented a deficit in shareholders equity under US GAAP, and therefore it was valued at zero.

Earnings per share	2011	2010	2009
Basic / Diluted earnings per share under US GAAP
Class B:
(Loss) / income from continuing operations	(0.120)	0.262	(0.006)
Income from discontinued operations	0.070	0.265	0.101

Basic / Diluted earnings per share under Argentine GAAP
Class B	0.697	0.604	0.916
Number of shares -in millions (1)	1,010	1,010	1,010

(1)	Earnings (losses) per share are calculated based on the weighted average number of shares outstanding during the years ended December 31, 2011, 2010 and 2009.

Consolidated statement of comprehensive income and accumulated comprehensive income

	2011	2010	2009
Net (Loss) income (including noncontrolling interest) under US GAAP	(114)	529	110
Foreign currency translation (Note 21.A.3)
Net change during the year, net of tax	(125)	37	49
Deferred pension plan obligations (Note 21.A.2)
Decrease net of tax	16	11	22

Total comprehensive (loss) income	(223)	577	181
Less: noncontrolling interest under US GAAP	64	4	(14)

Total comprehensive (loss) income attributable to the shareholders	(159)	581	167

Accumulated other comprehensive income (loss):
Amounts not recognized as net periodic pension costs, net of tax (Note 21.A.2)	23	7	(4)
Foreign currency translation net of tax (Note 21.A.3)	96	221	184
Adjustment to initially apply ASC 715, net of tax	(28)	(28)	(28)

Total Accumulated Other Comprehensive Income	91	200	152

Reconciliation of shareholders’ equity to US GAAP

	2011	2010
Shareholders’ equity under Argentina GAAP	10,371	9,974

US GAAP adjustments:

Pension plan obligations (Note 21.A.2)	(7)	(31)
Foreign currency translation (Note 21.A.3)	—	(22)
Property plant and equipment
Business combination (Note 21.A.7)	129	236
Impairment (Note 21.A.8.c)	(26)	(27)
Other	(32)	(30)
Other	(8)	(10)
Goodwill (Note 21.A.7.a and 21.A.8.a)	—	101
Discounted value of assets and liabilities (Note 21.A.4)	17	12
Inventories (Note 21.A.6)	(23)	(34)
Guarantees (Note 21.A.5)	—	(5)
Contingent receivables (Note 21.A.14)	(68)	—
Noncontrolling interest (Note 21.A.12)	13	12
Deferred income taxes (Note 21.A.9)	34	41
US GAAP adjustments applicable to equity in affiliates
Deferred income taxes (Note 21.B.3)	(345)	(152)
Property plant and equipment (Note 21.A.8.a)	(3)	(7)
Capitalized exchange losses (Note 21.B.1)	(23)	(24)
Noncontrolling interest (Note 21.B.2)	(8)	(18)
Reversal of equity in affiliates of CIESA (i) (Note 21.A.10)	(108)	(106)
Impairment (Note 21.B.4)	117	(49)
Other	3	3

Total US GAAP adjustments	(338)	(110)

Shareholders’ equity under US GAAP (A)	10,033	9,864

Noncontrolling interest under Argentina GAAP	760	989
US GAAP adjustments:
Reversal of noncontrolling interest of CIESA under Argentina GAAP	(417)	(578)
Other	(13)	(12)

Total US GAAP adjustments	(430)	(590)

Noncontrolling interest under US GAAP (B)	330	399

Equity under US GAAP (A) + (B)	10,363	10,263

i)	This adjustment reverses equity in earnings as well as certain capitalized costs relating to CIESA’s restructutring under Argentina GAAP and complements the effects of other US GAAP adjustments recognized in items listed above with respect to CIESA. As of December 31, 2010 and 2009, CIESA presented a deficit in shareholders’ equity under US GAAP, and therefore it was valued at zero.

Description of changes in equity under US GAAP

	2011	2010	2009
Shareholders’ equity under US GAAP as of beginning of the year	9,864	9,537	8,886

Additional paid-in capital (Note 21.A.11)	511	—	801
Net effects of corporate reorganization (Note 1.2)	—	—	(48)
Treasury stock	—	21	—
Cash dividends	(183)	(275)	(269)
Other comprehensive (loss) income	(109)	48	71
Net (loss) income attributable to the Shareholders under US GAAP	(50)	533	96

Shareholders’ equity under US GAAP as of the end of the year	10,033	9,864	9,537

Noncontrolling interest	330	399	404

Equity under US GAAP as of the end of the year	10,363	10,263	9,941

US GAAP summarized consolidated data

The consolidated income data and the consolidated cash flows for the years ended December 31, 2011, 2010 and 2009 and the consolidated balance sheets as of December 31, 2011 and 2010, presented below have been adjusted to reflect the differences between US GAAP and Argentina GAAP discussed above, giving effect to differences in measurement methods and disclosures as previously discussed.

	Year ended December 31,
US GAAP consolidated income data	2011	2010	2009
Sales	12,584	11,258	8,842
Less—taxes on sales and services	(406)	(222)	(284)

Net sales	12,178	11,036	8,558
Cost of sales	(9,422)	(8,239)	(6,244)

Gross profit	2,756	2,797	2,314
Administrative and selling expenses	(1,540)	(1,332)	(1,255)
Exploration expenses	(391)	(190)	(333)
Other operating expenses, net	(1,021)	(855)	(439)

Operating (loss) income	(196)	420	287
Equity in earnings of affiliates	153	151	147
Financial expenses and holding losses, net	(161)	(248)	(551)

(Loss) Income before income taxes and discontinued operations	(204)	323	(117)
Income tax (expense) benefit	19	(62)	125

Net (loss) income from continuing operations	(185)	261	8
Income from discontinued operations, net of tax (1)	71	268	102

Net (loss) income for the year	(114)	529	110
Net (income) loss attributable to noncontrolling interest	64	4	(14)

Net (loss) income for the year attributable to the Shareholders	(50)	533	96

(1)	Net of income tax (benefit) expense of 7, 48 and (20) for the years ended December 31, 2011, 2010 and 2009, respectively.

	As of December 31,
US GAAP condensed consolidated balance sheet data	2011	2010
Other receivables	1,117	1,908
Other current assets	4,395	5,225

Current assets	5,512	7,133

Investments	3,170	3,024
Property, plant and equipment	8,833	8,962
Other non-current assets	1,172	653

Total non-current assets	13,175	12,639

Total assets	18,687	19,772

Short-term debt (a)	128	631
Other liabilities	3,733	3,542

Total current liabilities	3,861	4,173

Long-term debt	2,284	3,471
Other non-current liabilities	2,179	1,865

Total non-current liabilities	4,463	5,336

Total liabilities	8,324	9,509

Shareholders’ equity	10,033	9,864
Noncontrolling Interest	330	399

Total Equity	10,363	10,263

	18,687	19,772

(a)	Mainly relating to current portion of long-term debt as of December 31, 2011 and 2010, respectively.

	Year ended December 31,
US GAAP condensed consolidated cash flow data	2011	2010	2009
Net cash provided by operations	1,812	2,889	2,056
Net cash provided by (used in) investing activities	(1,077)	391	(1,014)
Net cash used in financing activities	(1,857)	(2,074)	(1,289)

(Decreace) increace in cash	(1,122)	1,206	(247)
Effect of exchange rate change on cash	88	71	115
Cash and cash equivalents at the beginning of the year	2,311	1,034	1,166

Cash and cash equivalent at the end under US GAAP	1,277	2,311	1,034

23.	Additional financial statement disclosures required by US GAAP and the SEC

a) Income taxes

The tax effect of the significant differences between the book value under US GAAP and the tax value of the Company’s assets and liabilities and tax loss carryforwards is as follows:

	2011		2010
Deferred tax assets
Tax losses carryforward	86		67
Inventories	8		12
Property, plant and equipment	—		7
Reserve for contingencies	209		127
Equity interest in affiliates	85		80
Pension plan obligations	52		48
Receivables	132		120
Other deferred tax assets	71		82

Total gross deferred tax assets	643		543
Less valuation allowance (2)	(228)		(277)

Total net deferred tax assets	415		266

Deferred tax liabilities
Loans	—		(12)
Prepaid expenses	(4)		(5)
Property, plant and equipment	(400)		(447)
Equity interest in affiliates	(230)		(256)
Other deferred tax liabilities, not individually significant	(54)		(13)

Total deferred tax liabilities	(688)		(733)

Net deferred tax liabilities	(273	)(1)	(467)

(1)	The change in 2011 includes: an increase of 70 recorded in shareholders’ equity and a decrease of 42 resulting from the sale of Innova to Petróleo Brasileiro S.A. (Note 21 A.11).
(2)	Management evaluates the recoverability of tax losses carryforward and the remaining temporary differences taking into consideration, among other elements, the projected net income, tax planning strategies, timeliness of future taxable income, considering the date of expiration of the tax losses carryforward, the future reversals of the existing temporary differences and the recent year tax history. All the evidence available, both positive and negative, is duly weighted and considered in the analysis. Management believes that it is more likely than not that the Company will realize the benefits of the above-mentioned deductible differences and tax loss carryfowards, net of the existing valuation allowance as of December 31, 2011 and 2010.

Net deferred tax liabilities as of December 31, 2011 and 2010 consist of:

	2011	2010
Current deferred income tax assets	62	129
Non-current deferred income tax assets	—	9
Non-current deferred income tax liabilities	(335)	(605)

Net deferred tax liabilities	(273)	(467)

The reconciliation of the income tax expense charged to the income statement and the expense that would result from the application of the prevailing income tax rate of the 35% to the income before taxes and the non-controlling interest is as follows:

	2011	2010	2009
(Loss) Income before income tax and noncontrolling interest from continuing operations	(204)	323	(117)

Statutory tax rate	35%	35%	35%

Statutory tax rate applied to pre-tax income (loss) from continuing operations	71	(113)	41

Equity in earnings of affiliates	23	18	13
Permanent differences in foreign subsidiaries	(13)	(26)	7
Cash dividends and capital stock reductions in foreign affiliates	11	(8)	(101)
Other	(99)	(33)	(29)
Foreign income tax	32	102	206
Net movement in the valuation allowance	(6)	(2)	(12)

Tax benefit (expense) from continuing operations	19	(62)	125

The Company’s provision for income taxes from continuing operations under US GAAP comprised the following:

	2011	2010	2009
Current

Argentina	(181)	(432)	158
Foreign	(34)	(21)	(50)

	(215)	(453)	108

Deferred

Argentina	203	423	22
Foreign	31	(32)	(5)

	234	391	17

Total tax benefit (expense)	19	(62)	125

As of December 31, 2011, the tax loss carryforwards amounting to 246 may be used until the dates indicated below:

2013 and thereafter	246

246

Effect of adopting provisions of ASC 740 relating to accounting for uncertainty in income taxes (formerly FASB Interpretation no. 48)

The Company accounts for uncertain tax positions pursuant to ASC 740 which provides guidance on recognition, classification and disclosure concerning uncertain income tax liabilities. A tax benefit may only be recognized if it is more likely than not that it will be sustained upon examination by the tax authorities based only on the technical merits of the tax position.

As of December 31, 2011, 2010 and 2009 and for the years then ended, the Company did not have any unrecognized tax benefits. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months. Furthermore, the Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of financial and operating expenses, respectively, in the consolidated statements of income. As of December 31, 2011, 2010 and 2009 and for the years then ended, the Company has not accrued interest and penalties related to unrecognized tax benefits.

The Company and its subsidiaries file income tax returns in Argentina and in other foreign jurisdictions. The Argentine tax returns are open to examination by the respective tax authorities for the years beginning in 2005. In addition, tax returns of foreign jurisdictions in which we operate are open to examination for the years beginning in 2007 in Venezuela, Bolivia and Spain, 2006 in Colombia, Austria and Mexico and 2005 in Ecuador.

b) Fair value of financial instruments

US GAAP requires disclosure of the estimated fair value of the Company’s financial instruments. The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

The carrying amounts of cash, cash equivalents, accounts receivable and short-term obligations approximate their fair value, because of the short-term maturities of these instruments.

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

The estimated fair values of financial instruments are as follows, except for those financial instruments noted above for which the carrying values approximate fair values:

	2011		2010
	Carrying		Carrying
	amount		amount
	under	Fair	under	Fair
	US GAAP	Value	US GAAP	Value
Financial liabilities:
Long-term debt	2,284	2,421	3,471	3,622

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

The fair value of the holdings in mutual funds was recognized on the basis of exchange quoted prices as the balance sheet date for identical assets in active markets and, therefore, were classified as Level 1

The inputs used in the calculation of the fair value of the Company’s financial assets and liabilities accounted for at fair value on a recurring basis at December 31, 2011 and 2010, were:

	As of December 31, 2011
	Level 1	Level 2	Level 3	Total
Assets
Holdings in mutual funds	67	—	—	67

Total assets	67	—	—	67

	As of December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets
Holdings in mutual funds	131	—	—	131

Total assets	131	—	—	131

The inputs used in the calculation of the fair value of the Company’s non financial assets and liabilities accounted for at fair value on a non-recurring basis at December 31, 2011 and 2010, were:

	As of December 31, 2011
	Level 1	Level 2	Level 3	Total
Assets
Equity method investments	—	—	1,398	1,398
Long-lived assets held for sale	—	—	—	—

Total assets	—	—	1,398	1,398

	As of December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets
Equity method investments	—	—	1,534	1,534
Long-lived assets held for sale	—	139	—	139

Total assets	—	139	1,534	1,673

	As of December 31, 2011
	Level 1	Level 2	Level 3	Total
Liabilities
Other Liabilities	—	—	356	356

Total liabilities	—	—	356	356

	As of December 31, 2010
	Level 1	Level 2	Level 3	Total
Liabilities
Other Liabilities	—	—	342	342

Total liabilities	—	—	342	342

Equity method investments in Venezuela were determined to have a fair value below their carrying amount as of December 31, 2011 and 2010 and the impairment was considered to be other than temporary. As a result, those investments were written down to their fair value resulting in a charge of 122 and 217 before tax, as of December 31, 2011 and 2010, respectively (Note 22). Inputs used to estimate fair value include: prices based on our business plan, production curves, market operating costs and investments needed for carrying out the projects.

Long-lived assets held for sale were written down to their fair value of 139 resulting in a loss of 209 before tax, which is included in other operating expenses, net caption in the US GAAP Summarized Consolidated Data as of December 31, 2009 (Note 22).

Other liabilities measured at fair value as of December 31, 2011 and 2010, relate to current and non-current liabilities recorded by the Company for exit costs in connection with the net transportation capacity committed under the agreement entered into with OCP (Note 5.3).

The following table presents changes during the period attributable to fair value measurements using significant unobservable inputs (Level 3).

	Equity method investments	Other liabilities
Balance at January 1, 2011	1,534	(342)

Dividends / Payments	(33)	88

Gains (losses)	(240)	(80	)(1)
Translation adjustments	137	(22)

Balance at December 31, 2011	1,398	(356)

(1)	Included in Other operating expenses, net

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

•	Refining and Distribution: Refinería del Norte S.A.

	2011
	Oil and Gas Exploration and Production	Refining and Distribution
Current assets	8,359	760
Non current assets	12,031	469
Current liabilities	8,065	567
Non current liabilities	4,470	143
Shareholders’ equity	7,855	519
Sales	5,994	2,157
Gross profit	4,185	586
Net income	1,251	235

	2010
	Oil and Gas Exploration and Production	Refining and Distribution
Current assets	6,570	609
Non current assets	10,422	426
Current liabilities	5,234	481
Non current liabilities	4,765	57
Shareholders’ equity	6,993	497
Sales	4,719	1,797
Gross profit	2,347	483
Net income (loss)	(345)	191

	2009
	Oil and Gas Exploration and Production	Refining and Distribution
Sales	4,300	1,593
Gross profit	2,872	366
Net income	1,062	149

e) Pension plan

Defined benefit plan:

Supplemental information for the Company’s defined benefit plans is as follows (see also Note 16.2):

	2011	2010
Projected benefit obligation at the end of the year	181	180

Accumulated benefit obligation at the end of year	181	176

Fair value of plan assets at the end of the year (1)	27	33

Status of the plans—Unfunded at year—end	(154)	(147)

(1)	Both for December 31, 2011 and 2010 assets contributed correspond to the Compensatory Fund (Note 16.2)

Amounts recorded in the consolidated balance sheet consisists of:

	2011	2010	2009
Total liabilities	(154)	(147)	(149)

Cumulative amounts recorded in “Accumulated other comprehensive income” consists of:

	2011	2010	2009
Unrecognized prior service cost	19	20	27
Unrecognized actuarial loss	(12)	12	22

“Accumulated other comprehensive income” at year-end, before tax	7	32	49

Reconciliation of amounts recognized in “Accumulated other comprehensive income”

	2011	2010	2009
Amounts recorded before tax at beginning of year	32	49	82
Change in unrecognized actuarial loss	(24)	(10)	(23)
Amortization of prior service cost recognized in net periodic benefit cost	(1)	(2)	(2)
Other adjustments /Curtailment	—	(5)	(8)

Amounts recorded before tax at end of year:	7	32	49

Components of net periodic pension benefit cost

	2011	2010	2009
Service cost	3	4	4
Interest cost	32	34	36
Return on plan assets	(4)	(7)	(8)
Amortization of actuarial gains/ losses and unrecognized prior service cost	2	3	4

Net periodic benefit cost	33	34	36

Curtailment	—	(20)	—

Total expense for the year	33	14	36

As of December 31, 2011 and 2010, the assets related to the defined pension plans were composed of US dollar money markets instrument (Level 1 in the fair value hierarchy of ASC 820) held at The Bank of New York Mellon in compliance with the applicable investment policies defined for such plans.

As of December 31, 2011, the amounts expected to be recognized in 2012 as net periodic benefit cost, before the effect of income taxes, are as follows:

Prior service cost	1
Net actuarial loss	—

f) Exploratory well costs

The following table provides an aging of capitalized exploratory well costs based on the date the drilling was completed and the number of projects for which exploratory well costs have been capitalized for a period greater than one year since the completion of the drilling:

Aging of capitalized exploratory well costs

	2011		2010		2009
	Amount	Wells	Amount	Wells	Amount	Wells
Drilling not finished or capitalized for less than one year	46	10	56	9	44	14
Capitalized for more than one year	126	8	160	8	184	19

Total	172	18	216	17	228	33

Capitalized exploratory well costs as of December 31, 2011 for more than one year correspond to 8 wells located in the Austral and Neuquén Basin (Argentina), for which the Company has assigned certain of its personnel to assess the economic, legal, political, environmental, and regulatory aspects related to the potential development of such projects.

g) Financing receivables

The Company has no significant long term financing receivables, other than a non current account receivable from CAMMESA amounting to 201 and 212 as of December, 31 2011 and 2010, respectively from the sale of electricity generated by Petrobras Argentina in the spot market due to the fact that in previous years, generation companies only received payment from CAMMESA to cover variable production costs and for power and services, but not for the profit margin on sales to the spot market. As a result, FONINVEMEM I and II were created through the contribution of a significant portion of our receivable from CAMMESA in 2004-2006 and in 2007, respectively (Note 10.1).

The Company recovers the amounts contributed to the FONINVEMEM I, converted to US$ and adjusted by Libo rate + 1% p.a., in 120 monthly installments starting March 2010. In addition, amounts related to FONINVEMEM II were fully recovered in the year ended December 31, 2009. With regards to the remaining balances outstanding, Petrobras Argentina estimates that on the basis of the amounts already collected of future collections, such amounts will be collected and that no valuation allowance is needed for such amounts.

24.	Oil and Gas Supplementary Disclosures (Unaudited)

In December 2009, the Company adopted revised oil and gas reserve and disclosure requirements. The primary impact of the new disclosures is to conform the definition of proved reserves with the Modernization of Oil and Gas Reporting rules, which were issued by the Securities and Exchange Commission (“SEC”) of the United States of America at the end of 2008. The accounting standards update revised the definition of proved oil and gas reserves to require that the average, first-day-of-the-month price during the 12-month period before the end of the year rather than the year-end price, must be used when estimating whether reserve quantities are economical to produce. This same 12-month average price is also used in calculating the aggregate amount of (and changes in) future cash inflows related to the standardized measure of discounted future net cash flows. The rules also allow for the use of reliable technology to estimate proved oil and gas reserves if those technologies have been demonstrated to result in reliable conclusions about reserve volumes.

The unaudited supplemental information on oil and gas exploration and production activities for 2011 and 2010 has been presented in accordance with the new reserve estimation and disclosure rules, which may not be applied retrospectively. The effect of applying the new definition of reliable technology and other non-price related aspects of the updated rules did not significantly impact 2009 net proved reserve volumes.

The following information for the oil and gas producing activities has been prepared in accordance with the methodology prescribed by ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities – Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities) and includes the Company and its subsidiaries oil and gas production activities as well as the equity shares in its affiliates valued by the equity method. The Company has oil and gas properties in Argentina and other countries in Latin America.

Amounts are stated in millions of pesos as mentioned in Note 2.3 to the financial statements.

Capitalized costs

The following table presents the capitalized costs as of December 31, 2011 and 2010, for proved and unproved oil and gas properties, and the related accumulated depreciation and allowances, which reduce the value of assets.

	Argentine GAAP
	Consolidated Companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(in millions of constant pesos - note 2.3)
December 31, 2011

Proved properties:
Equipment, camps and other facilities	4,481	88	4,569	5	—	5
Mining properties and wells	8,121	502	8,623	369	2,790	3,159
Unproved properties	173	—	173	—	—	—

Total capitalized costs	12,775	590	13,365	374	2,790	3,164

Accumulated depreciation and allowances which reduce the value of assets	(8,392)	(383)	(8,775)	(203)	(635)	(838)

Total net capitalized costs	4,383	207	4,590	171	2,155	2,326

	Argentine GAAP
	Consolidated Companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(in millions of constant pesos - note 2.3)
December 31, 2010

Proved properties:
Equipment, camps and other facilities	4,226	66	4,292	4	—	4
Mining properties and wells	7,088	459	7,547	304	2,544	2,848
Unproved properties	214	—	214	—	—	—

Total capitalized costs	11,528	525	12,053	308	2,544	2,852

Accumulated depreciation and allowances which reduce the value of assets	(7,424)	(334)	(7,758)	(163)	(518)	(681)

Total net capitalized costs	4,104	191	4,295	145	2,026	2,171

Costs incurred

The following table presents those costs capitalized as well as expensed that were incurred during each of the years ended as of December 31, 2011, 2010 and 2009. The acquisition of properties includes the cost of acquisition of proved or unproved oil and gas properties. Exploration costs include geological and geophysical costs, costs necessary for retaining undeveloped properties, and drilling costs and exploratory well equipment. Development costs include drilling costs and equipment for developmental wells, costs incurred in improved recovery, the construction of facilities for extraction, treatment and storage of hydrocarbons and all necessary costs to maintain facilities for the existing developed reserves.

	Argentina GAAP
	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(in millions of constant pesos - note 2.3)
At December, 2011

Acquisition of properties:
- Proved	—	—	—	—	—	—
- Unproved	—	—	—	—	—	—
Exploration costs	402	—	402	4	—	4
Development costs	1,241	21	1,262	66	98	164

Total costs incurred	1,643	21	1,664	70	98	168

At December, 2010
Acquisition of properties:
- Proved	—	—	—	—	—	—
- Unproved	—	—	—	—	—	—
Exploration costs	137	45	182	3	—	3
Development costs	752	37	789	51	148	199

Total costs incurred	889	82	971	54	148	202

At December, 2009

Acquisition of properties:
- Proved	2	—	2	—	—	—
- Unproved	—	—	—	—	—	—
Exploration costs	300	28	328	1	—	1
Development costs	608	90	698	42	240	282

Total costs incurred	910	118	1,028	43	240	283

Results of operations

The breakdown of results of the operations shown below summarizes revenues and expenses directly associated with oil and gas-producing activities for the years ended December 31, 2011, 2010 and 2009. These activities are a part of the Oil and Gas Exploration and Production segment. This breakdown does not include any allocation of financial costs or expenses from Corporate and therefore it is not necessarily an indicator of the contribution in operations for oil and gas producing activities to the net income of the Company. Income tax for the years presented was calculated utilizing the deferred income tax criteria.

	Argentina GAAP
	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(in millions of constant pesos - note 2.3)
At December 31, 2011

Net sales:
- to third parties	16	160	176	170	1,025	1,195
- transfers to other operations	3,968	—	3,968	28	—	28

Total net sales	3,984	160	4,144	198	1,025	1,223
Production costs:
- Operating costs	(1,329)	(64)	(1,393)	(54)	(169)	(223)
- Royalties and other	(697)	(5)	(702)	(26)	(336)	(362)

Total production costs	(2,026)	(69)	(2,095)	(80)	(505)	(585)
Exploration costs	(391)	—	(391)	(4)	—	(4)
Depreciation, depletion, amortization and allowances which reduce the value of assets	(969)	(20)	(989)	(47)	(513)	(560)

Results of operations before income tax	598	71	669	67	7	74
Income tax	(209)	(19)	(228)	(26)	(73)	(99)

Total Results of oil and gas operations	389	52	441	41	(66)	(25)

	Argentina GAAP
	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(in millions of constant pesos - note 2.3)
At December 31, 2010
Net sales:
- to third parties	25	392	417	75	747	822
- transfers to other operations	3,244	—	3,244	83	—	83

Total net sales	3,269	392	3,661	158	747	905
Production costs:
- Operating costs	(968)	(90)	(1,058)	(42)	(166)	(208)
- Royalties and other	(601)	(224)	(825)	(20)	(264)	(284)

Total production costs	(1,569)	(314)	(1,883)	(62)	(430)	(492)
Exploration costs	(145)	(45)	(190)	(3)	—	(3)
Depreciation, depletion, amortization and allowances which reduce the value of assets	(810)	4	(806)	(37)	(363)	(400)

Results of operations before income tax	745	37	782	56	(46)	10
Income tax	(261)	(58)	(319)	(23)	53	30

Total Results of oil and gas operations	484	(21)	463	33	7	40

	Argentina GAAP
	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(in millions of constant pesos - note 2.3)
At December 31, 2009
Net sales:
- to third parties	34	544	578	59	716	775
- transfers to other operations	2,739	—	2,739	67	—	67

Total net sales	2,773	544	3,317	126	716	842
Production costs:
- Operating costs	(789)	(104)	(893)	(31)	(84)	(115)
- Royalties and other	(520)	(221)	(741)	(16)	(343)	(359)

Total production costs	(1,309)	(325)	(1,634)	(47)	(427)	(474)
Exploration costs	(330)	(6)	(336)	(1)	—	(1)
Depreciation, depletion, amortization and allowances which reduce the value of assets	(860)	(51)	(911)	(31)	(427)	(458)

Results of operations before income tax	274	162	436	47	(138)	(91)
Income tax	(96)	(86)	(182)	(19)	81	62

Total Results of oil and gas operations	178	76	254	28	(57)	(29)

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

The Company estimates its reserves at least once a year. The Company’s reserves estimation as of December 31, 2011, 2010 and 2009 was audited by DeGolyer and MacNaughton. The technical revision covered approximately 73%, 71% and 70% respectively, of the Company’s estimated reserves. DeGolyer and MacNaughton have concluded that the audited proved oil and natural gas reserve volumes are reasonable. We resolved all questions that arose during the course of the audit process to the auditor’s satisfaction.

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

The following table sets forth the estimated proved reserves of oil (includes crude oil, condensate and natural gas liquids) and natural gas as of December 31, 2011, 2010 and 2009:

	CRUDE OIL, CONDENSATE AND NATURAL GAS LIQUIDS IN THOUSANDS OF BARRELS					NATURAL GAS IN MILLION OF CUBIC FEET
	Consolidated companies		Equity Method Investment			Consolidated companies		Equity Method Investment		Total
Proved reserves (developed and undeveloped)	Argentina	Rest of Latin- America	Argentina	Venezuela	Total	Argentina	Rest of Latin- America	Argentina	Venezuela
Reserves as of December 31,2008 (*)	95,507	72,681	4,274	49,039	221,501	993,712	191,753	8,342	75,267	1,269,074

Increase (Decrease) originated in:
Revisions of previous estimates	(1,656)	(4,159)	(31)	(2,884)	(8,730)	(6,224)	(124,014)	1,710	(13,967)	(142,495)
Improved recovery	—	—	—	(2,769)	(2,769)	—	—	—	4,416	4,416
Extensions and discoveries	1,935	—	554	—	2,489	1,059	—	860	—	1,919
Sale of proved reserves in place	—	(59,332)	—	(174)	(59,506)	—	(65,988)	—	(492)	(66,480)
Year’s production	(14,695)	(2,406)	(777)	(3,388)	(21,266)	(110,232)	(733)	(890)	(2,101)	(113,956)

Reserves as of December 31,2009 (*)	81,091	6,784	4,020	39,824	131,719	878,315	1,018	10,022	63,123	952,478

Increase (Decrease) originated in:
Revisions of previous estimates	(2,284)	—	44	(3,630)	(5,870)	(14,364)	—	(1,302)	(1,856)	(17,522)
Improved recovery	109	—	(5)	—	104	4,692	—	(7)	—	4,685
Extensions and discoveries	5,439	31	579	—	6,049	6,580	—	633	—	7,213
Sale of proved reserves in place	(10)	(5,935)	—	—	(5,945)	—	(1,018)	—	—	(1,018)
Year’s production	(13,813)	(880)	(788)	(2,755)	(18,236)	(99,948)	—	(1,086)	(1,546)	(102,580)

Reserves as of December 31,2010 (*)	70,532	—	3,850	33,439	107,821	775,275	—	8,260	59,721	843,256

Increase (Decrease) originated in:
Revisions of previous estimates	88	—	73	(1,069)	(908)	(6,316)	—	(250)	(14,979)	(21,545)
Improved recovery	1	—	5	—	6	2	—	6	—	8
Extensions and discoveries	2,033	—	662	—	2,695	63,057	—	1,707	—	64,764
Sale of proved reserves in place	—	—	—	—	—	—	—	—	—	—
Year’s production	(13,766)	—	(782)	(2,833)	(17,381)	(99,365)	—	(1,297)	(1,290)	(101,952)

Reserves as of December 31,2011 (*)	58,888	—	3,808	29,537	92,233	732,653	—	8,426	43,452	784,531

(*) Includes proved developed reserves:

As of December 31, 2008	72,054	36,223	3,579	27,497	139,353	531,807	115,145	7,579	47,034	701,565
As of December 31, 2009	60,434	4,668	3,189	22,228	90,519	442,226	1,017	8,070	32,462	483,775
As of December 31, 2010	49,358	—	3,141	18,739	71,238	392,255	—	7,311	25,076	424,642
As of December 31, 2011	41,789	—	2,993	17,484	62,266	351,273	—	6,754	20,179	378,206

Bolivian proved reserves were not classified as such in 2011, 2010 and 2009 due to the new Bolivian Constitution, which restrict the disclosure of estimated reserves for properties under its authority. The initial balance of Bolivian proved reserves for 2009 is adjusted under the line item “Revisions of previous estimates”. The reserve volumes in Bolivia for year ended in 2008 were calculated using the economic method, according to the terms of the new operating agreements signed in October 2006.

The estimated reserves were subjected to economic evaluation to determine their economic limits. Such estimated reserves in Argentina for years ended in 2011, 2010 and 2009; and in Peru for the years ended in 2008 are stated prior to the payment of any royalties as they have the same attributes as taxes on production and, therefore, are treated as operating costs. In Ecuador, due to the type of contract in which the Government has the right to a percentage of production and takes it in kind, the reserves are stated after such percentage as of December 2009. (Note 5.3)

In Venezuela, as of December 31, 2011, 2010 and 2009, estimated reserves were calculated on the basis of the contractual structure in force, and are stated before royalties and are computed by multiplying our ownership in each mixed company by the proved reserve volumes of the relevant mixed company.

	2011		2010		2009
	Crude Oil, Condensate and Natural Gas Liquids	Natural Gas	Crude Oil, Condensate and Natural Gas Liquids	Natural Gas	Crude Oil, Condensate and Natural Gas Liquids	Natural Gas
	In thousands of barrels	In million of cubic feet	In thousands of barrels	In million of cubic feet	In thousands of barrels	In million of cubic feet
Net proved developed reserves:
Consolidated entities
Argentina	41,789	351,273	49,358	392,255	60,434	442,226
Rest of Latin-America	—	—	—	—	4,668	1,017

	41,789	351,273	49,358	392,255	65,102	443,243

Equity method investees
Argentina	2,993	6,754	3,141	7,311	3,189	8,070
Venezuela	17,484	20,179	18,739	25,076	22,228	32,462

	20,477	26,933	21,880	32,387	25,417	40,532

Total consolidated and equity method investees	62,266	378,206	71,238	424,642	90,519	483,775

Net proved undeveloped reserves:
Consolidated entities
Argentina	17,099	381,380	21,174	383,020	20,658	436,089
Rest of Latin-America	—	—	—	—	2,118	1

	17,099	381,380	21,174	383,020	22,776	436,090

Equity method investees
Argentina	815	1,672	709	949	831	1,952
Venezuela	12,053	23,273	14,700	34,645	17,596	30,661

	12,868	24,945	15,409	35,594	18,427	32,613

Total consolidated and equity method investees	29,967	406,325	36,583	418,614	41,203	468,703

Standardized measure of discounted future net cash flows

The following table discloses estimated future net cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas. As prescribed by SEC Modernization of Oil and Gas Reporting rules and ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities – Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities), such future net cash flows were estimated using the average first-day-of-the-month price during the 12-month period for 2011, 2010 and 2009 and using a 10% annual discount factor. Future development and abandonment costs include estimated drilling costs, development and exploitation installations and abandonment costs. These future development costs were estimated based on evaluations made by the Company and the operators of the fields in which the Company has an interest. The future income tax was calculated by applying the tax rate in effect as of the date this supplementary information was filed.

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

	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(in millions of pesos – note 2.3.)
At December 31, 2011
Future cash flows	21,723	820	22,543	1,035	9,776	10,811
Future production costs	(10,343)	(572)	(10,915)	(432)	(5,179)	(5,611)
Future development and abandonment costs	(3,169)	(76)	(3,245)	(138)	(255)	(393)
Future income tax	(2,030)	(63)	(2,093)	(124)	(1,466)	(1,590)

Undiscounted future net cash flows	6,181	109	6,290	341	2,876	3,217
10% annual discount	(1,472)	(12)	(1,484)	(91)	(960)	(1,051)

Standardized measure of discounted future net cash flows	4,709	97	4,806	250	1,916	2,166

At December 31, 2010
Future cash flows	21,080	823	21,903	835	7,928	8,763
Future production costs	(9,472)	(433)	(9,905)	(317)	(4,265)	(4,582)
Future development and abandonment costs	(3,154)	(117)	(3,271)	(114)	(283)	(397)
Future income tax	(2,159)	(85)	(2,244)	(112)	(1,324)	(1,436)

Undiscounted future net cash flows	6,295	188	6,483	292	2,056	2,348
10% annual discount	(1,722)	(60)	(1,782)	(75)	(764)	(839)

Standardized measure of discounted future net cash flows	4,573	128	4,701	217	1,292	1,509

At December 31, 2009
Future cash flows	20,403	2,133	22,536	751	7,364	8,115
Future production costs	(8,848)	(819)	(9,667)	(261)	(3,668)	(3,929)
Future development and abandonment costs	(3,365)	(312)	(3,677)	(104)	(461)	(565)
Future income tax	(2,299)	(300)	(2,599)	(106)	(1,195)	(1,301)

Undiscounted future net cash flows	5,891	702	6,593	280	2,040	2,320
10% annual discount	(1,804)	(304)	(2,108)	(74)	(844)	(918)

Standardized measure of discounted future net cash flows	4,087	398	4,485	206	1,196	1,402

Changes in the standardized measure of discounted future net cash flows

The following table discloses the changes in the standardized measure of discounted future net cash flows for the years ended December 31, 2011, 2010 and 2009:

	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(in millions of pesos – note 2.3)
Standardized measure at December 31, 2010	4,573	128	4,701	217	1,292	1,509

Changes related to oil & gas activities:
Hydrocarbons sales net of production costs	(1,958)	(91)	(2,049)	(118)	(520)	(638)
Net change in sales prices, net of future production costs	262	(13)	249	16	831	847
Changes in future development costs	(881)	28	(853)	(74)	(49)	(123)
Extensions, discoveries and improved recovery, net of future production and associated costs	510	—	510	77	—	77
Development costs incurred	1,241	21	1,262	66	98	164
Revisions of quantity estimates	(135)	(22)	(157)	2	(161)	(159)
Sale of reserves in place	—	—	—	—	—	—
Net change in income taxes	136	19	155	(2)	(26)	(28)
Accretion of discount	673	20	693	33	233	266
Changes in production rates	(7)	25	18	(6)	(30)	(36)
Other changes	295	(18)	277	39	248	287

Standardized measure at December 31, 2011	4,709	97	4,806	250	1,916	2,166

	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(in millions of pesos – note 2.3)
Standardized measure at December 31, 2009	4,087	398	4,485	206	1,196	1,402

Changes related to oil & gas activities:
Hydrocarbons sales net of production costs	(1,700)	(78)	(1,778)	(96)	(317)	(413)
Net change in sales prices, net of future production costs	487	(57)	430	10	242	252
Changes in future development costs	(346)	(8)	(354)	(47)	43	(4)
Extensions, discoveries and improved recovery, net of future production and associated costs	590	—	590	53	—	53
Development costs incurred	752	37	789	51	148	199
Revisions of quantity estimates	(159)	(9)	(168)	(10)	(232)	(242)
Sale of reserves in place	—	(229)	(229)	—	—	—
Net change in income taxes	140	(26)	114	(1)	(74)	(75)
Accretion of discount	607	63	670	30	204	234
Changes in production rates	172	31	203	1	19	20
Other changes	(57)	6	(51)	20	63	83

Standardized measure at December 31, 2010	4,573	128	4,701	217	1,292	1,509

	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(in millions of pesos – note 2.3)
Standardized measure at December 31, 2008	4,720	1,375	6,095	198	827	1,025

Changes related to oil & gas activities:
Hydrocarbons sales net of production costs	(1,465)	(219)	(1,684)	(79)	(289)	(368)
Net change in sales prices, net of future production costs	(1,267)	266	(1,001)	(32)	850	818
Changes in future development costs	(132)	43	(89)	(37)	(266)	(303)
Extensions, discoveries and improved recovery, net of future production and associated costs	151	—	151	51	(118)	(67)
Development costs incurred	608	90	698	42	240	282
Revisions of quantity estimates	(274)	(204)	(478)	18	(213)	(195)
Purchase of reserves in place	—	—	—	—	—	—
Sale of reserves in place	—	(1,770)	(1,770)	—	(1)	(1)
Net change in income taxes	428	406	834	7	(137)	(130)
Accretion of discount	734	214	948	31	153	184
Changes in production rates	190	43	233	3	(46)	(43)
Other changes	394	154	548	4	196	200

Standardized measure at December 31, 2009	4,087	398	4,485	206	1,196	1,402

25.	Subsequent events

a)	Shareholders’ Meeting of Petrobras Argentina S.A.

On March 29, 2012, the Shareholders of Petrobras Argentina in their General Regular Meeting approved to allocate retained earnings as follows: to a reserve for future investments in the amount of Ps. 4,780, to a reserve for future dividends for the amount of Ps. 900, to issue shares for Ps. 1,010 and to the legal reserve Ps. 35.

b)	Termination of the concession for the Veta Escondida area

On April 4, 2012, the Company received notice of the decision of the government of the Province of Neuquén to terminate the concession for the Veta Escondida area. The Company considers that it has at all times complied with all licensee requirements and that, in its opinion, the exploration and production agreement is still in force, within the framework of its concession and renegotiation rights, pursuant to the agreements signed with the Province of Neuquén under the Memorandum of Agreement dated December 10, 2008, ratified by the Provincial Executive Branch, which is scheduled to terminate in 2027.

Within this context, Petrobras Argentina will enforce its rights regarding this reversal by the Province of Neuquén.

26.	Other consolidated information

The following tables present additional consolidated financial statements disclosures required under Argentina GAAP:

26.1. Property, plant and equipment.

26.2 Equity in affiliates.

26.3. Cost of sales.

26.4. Foreign currency assets and liabilities.

26.5. Detail of expenses.

26.6. Information about ownership in subsidiaries and affiliates.

26.7. Oil and gas areas and participation in joint-ventures.

26.8. Combined joint-ventures and consortium assets, liabilities and statements of income.

26.9. Information about companies over which the Company exercises joint control.

26.1. Property, plant and equipment as of December 31, 2011, 2010 and 2009

(Stated in millions of Argentine Pesos)

		2011
		Oil and Gas
		Exploration			Gas	Corporate
		and	Refining		and	and
		Production	and Distribution	Petrochemicals	Energy	Eliminations	Total
Net book value at the beginning of the year		4,295	1,094	875	4,420	105	10,789
Translation effect		21	—	27	—	—	48
Net increase		1,264	159	33	465	6	1,927
Sale of Innova S.A.	(Note 8.4)	—	—	(617)	—	—	(617)
Depreciation	(Note 26.5)	(990)	(90)	(47)	(279)	(15)	(1,421)

Net book value at the end of the year		4,590	1,163	271	4,606	96	10,726

		2010
		Oil and Gas
		Exploration			Gas	Corporate
		and	Refining		and	and
		Production	and Distribution	Petrochemicals	Energy	Eliminations	Total
Net book value at the beginning of the year		4,450	1,365	894	4,308	111	11,128
Translation effect		5	—	13	—	—	18
Net increase		705	142	49	377	9	1,282
Assets held for sale	(Note 8.3)	—	(343)	—	—	—	(343)
Divestment in Ecuador	(Note 5.3)	(28)	—	—	—	—	(28)
Depreciation	(Note 26.5)	(837)	(70)	(81)	(265)	(15)	(1,268)

Net book value at the end of the year		4,295	1,094	875	4,420	105	10,789

		2009
		Oil and Gas
		Exploration			Gas	Corporate
		and	Refining		and	and
		Production	and Distribution	Petrochemicals	Energy	Eliminations	Total
Net book value at the beginning of the year		5,767	1,368	1,124	4,175	122	12,556
Translation effect		127	—	62	—	—	189
Net increase		569	81	62	386	8	1,106
Assets held for sale	(Note 8.1)	—	—	(222)	—	—	(222)
Sale of PVIE	(Note 8.2)	(1,102)	—	—	—	—	(1,102)
Depreciation	(Note 26.5)	(911)	(84)	(132)	(253)	(19)	(1,399)

Net book value at the end of the year		4,450	1,365	894	4,308	111	11,128

26.2. Equity in affiliates as of December 31, 2011 and 2010

    (Stated in millions of Argentine Pesos)

	2011										2010
						Information about the issuer
	Description of securities						Last financial statements available
	Face				Book			Capital	Net income		Book
Name and issuer	Value		Amount	Cost	Value	Main business	Date	Stock	for the period	Equity	Value
Oleoducto de Crudos Pesados Ltd.	U$S	0,01	31,500	98	129	Oil storage and shipment	9/30/2011	421	131	627	115
Oleoductos del Valle S.A.		$10	2,542,716	61	54	Oil storage and shipment	12/31/2011	110	(28)	254	59
Petrolera Entre Lomas S.A.		$1	96,050	2	139	Oil production	12/31/2011	116	241	772	115
Refinería del Norte S.A.		$10	2,610,809	63	148	Refining	9/30/2011	92	187	586	141
Petrowayú S.A.	BS	1.000	382,202	957	1,299	Oil production	12/31/2009	19	573	1,944	1,133
Petroritupano S.A.	BS	1.000	483,263	1,109	1,487	Oil production	12/31/2009	39	672	4,310	1,336
Petroven-Bras S.A.	BS	1.000	97,163	129	213	Oil production	12/31/2007	5	43	225	244
Petrokariña S.A.	BS	1.000	153,869	456	642	Oil production	12/31/2007	8	94	485	640
Cost related with CIESA’s debt reestructuring		—	—	—	110	—	—	—	—	—	110
TGS S.A: goowill in CIESA S.A. (1)		—	—	—	18	—	—	—	—	—	19
Other				63	140						138

Total				2,938	4,379						4,050

(1)	Corresponds to the activation of the exchange differences CIESA.

26.3. Cost of sales for the years ended December 31, 2011, 2010 and 2009

(Stated in millions of Argentine Pesos)

		2011
		Oil and Gas
		Exploration			Gas
		and	Refining		and
		Production	and Distribution	Petrochemicals	Energy	Eliminations	Total
Inventories at the beginning of the year		119	745	393	77	(154)	1,180
Currency traslation		—	—	7	—	—	7
Costs	(Note 26.5)	2,919	335	252	1,065	—	4,571
Holding (losses) gains		18	(10)	(3)	(4)	(6)	(5)
Purchases, consumptions and other		16	6,994	1,682	2,213	(4,534)	6,371
Inventories at the end of the year		(130)	(833)	(252)	(108)	224	(1,099)

Cost of sales		2,942	7,231	2,079	3,243	(4,470)	11,025

		2010
		Oil and Gas
		Exploration			Gas
		and	Refining		and
		Production	and Distribution	Petrochemicals	Energy	Eliminations	Total
Inventories at the beginning of the year		132	624	360	93	(116)	1,093
Currency traslation		—	—	6	—	—	6
Costs	(Note 26.5)	2,383	295	294	893	—	3,865
Holding (losses) gains		(1)	18	3	3	(1)	22
Purchases, consumptions and other		12	6,372	2,536	1,876	(3,796)	7,000
Inventories at the end of the year		(119)	(745)	(393)	(77)	154	(1,180)

Cost of sales		2,407	6,564	2,806	2,788	(3,759)	10,806

		2009
		Oil and Gas
		Exploration			Gas
		and	Refining		and
		Production	and Distribution	Petrochemicals	Energy	Eliminations	Total
Inventories at the beginning of the year		152	882	621	156	(180)	1,631
Currency traslation		4	—	11	—	—	15
Costs	(Note 26.5)	2,214	260	357	765	—	3,596
Holding (losses) gains		2	3	(78)	(7)	—	(80)
Purchases, consumptions and other		48	4,598	1,801	1,496	(3,154)	4,789
Inventories at the end of the year		(132)	(624)	(360)	(93)	116	(1,093)

Cost of sales		2,288	5,119	2,352	2,317	(3,218)	8,858

26.4. Foreign currency assets and liabilities as of December 31, 2011 and 2010

(Stated in millions of Argentine Pesos)

	Foreign currency and amount		Exchange rate	Book value in local currency
CURRENT ASSETS
Cash	US$	26.3	4.30	113
	EU	0.2	5.57	1
	Bol	5.0	1.00	5

				119

Investments	US$	338.6	4.30	1,456

Trade receivables	US$	180.2	4.30	775
	EU	0.4	5.57	2

				777

Other receivables	US$	80.9	4.30	348
	$Bol	6.5	0.62	4
	Bol	14.0	1.00	14

				366

TOTAL 2011				2,718

TOTAL 2010				4,852

NON-CURRENT ASSETS
Trade receivables	US$	1.4	4.30	6

Other receivables	US$	180.5	4.30	776
	EU	0.5	5.57	3

				779

Investments	US$	59.5	4.30	256

TOTAL 2011				1,041

TOTAL 2010				184

TOTAL ASSETS	2011			3,759

	2010			5,036

	Foreign currency and amount		Exchange rate	Book value in local currency
CURRENT LIABILITIES
Accounts payable	US$	118.1	4.30	508
	EU	4.3	5.57	24
	Bol	2.0	1.00	2

				534

Short-term debt	US$	178.6	4.3	768

Payroll and social security taxes	US$	1.2	4.3	5

Taxes payable	US$	3.0	4.30	13
	$Bol	19.4	0.62	12

				25

Other liabilities	US$	64.7	4.3	278

TOTAL 2011				1,610

TOTAL 2010				2,391

NON CURRENT LIABILITIES
Accounts payable	US$	10.7	4.3	46

Long-term debt	US$	705.6	4.3	3,034

Taxes payable	US$	3.3	4.3	14

Other liabilities	US$	257.9	4.30	1,109

TOTAL 2011				4,203

TOTAL 2010				4,667

TOTAL LIABILITIES	2011			5,813

	2010			7,058

US$	Millions of United States Dollars
$Bol	Millions of Bolivian
Bol	Millions of Bolivares
EU	Millions of Euros

26.5. Detail of expenses for the years ended December 31, 2011, 2010 and 2009

(Stated in millions of Argentine Pesos)

		2009	2010	2011
Accounts		Total	Total	Total	Costs	Administrative and selling expenses	Exploration expenses
Salaries and wages		1,002	1,096	1,321	648	673	—
Other benefits to personnel		142	158	203	74	129	—
Taxes, charges and contributions		312	420	306	32	274	—
Fees and professional advisory		125	100	97	10	87	—
Depreciation of property, plant and equipment	(Note 26.1)	1,399	1,268	1,421	1,351	70	—
Oil and gas royalties		491	532	578	578	—	—
Spare parts and repairs		319	386	435	392	43	—
Geological and geophysical expenses		62	54	97	—	—	97
Abandoned and non-productive well write-downs		270	136	294	—	—	294
Transportation and freights		427	481	448	192	256	—
Construction contracts and other services		886	1,009	1,326	1,100	226	—
Fuel, gas, energy and other		69	63	60	53	7	—
Other operating costs and consumptions		252	226	248	183	65	—
Expense reimbursements		(156)	(128)	(164)	(42)	(122)	—

Total 2011				6,670	4,571	1,708	391

Total 2010			5,801		3,865	1,746	190

Total 2009		5,600			3,596	1,668	336

26.6. Information about ownership in subsidiaries and affiliates as of December 31, 2011

		% OF OWNERSHIP AND VOTES		BUSINESS SEGMENT
Subsidiaries	COUNTRY	DIRECT	INDIRECT
Atalaya Energy S.R.L.	Argentina	95.00	5.00	Oil and Gas Exploration and Production
Canadian Hunter Argentina S.A	Argentina	95.00	5.00	Oil and Gas Exploration and Production
Corod Producción S.A.	Venezuela	100.00	—	Oil and Gas Exploration and Production
EcuadorTLC S.A.	Ecuador	100.00	—	Oil and Gas Exploration and Production
Eg3 Red S.A.	Argentina	95.00	5.00	Refining and Distribution
Electricidade Com S.A.	Brasil	—	100.00	Gas and Energy
Enecor S.A.	Argentina	69.99	—	Gas and Energy
Petrobras Bolivia Internacional S.A.	Bolivia	100.00	—	Corporate
Petrobras Electricidad de Argentina S.A.	Argentina	93.60	6.40	Gas and Energy
Petrobras Energía Colombia	Gran Cayman	—	100.00	Oil and Gas Exploration and Production
Petrobras Energía de México S.A. de C.V.	México	—	100.00	Oil and Gas Exploration and Production
Petrobras Energía Ecuador	Gran Cayman	—	100.00	Oil and Gas Exploration and Production
Petrobras Energía Internacional S.A.	Argentina	95.00	5.00	Corporate
Petrobras Energía Operaciones Ecuador S.A.	Ecuador	—	100.00	Oil and Gas Exploration and Production
Petrobras Finance Bermuda	Islas Bermudas	—	100.00	Corporate
Petrobras Hispano Argentina S.A.	España	100.00	—	Corporate
Petrobras Holding Austria GMBH	Austria	—	100.00	Corporate
Petrolera San Carlos S.A.	Venezuela	—	100.00	Oil and Gas Exploration and Production
Transporte y Servicios de Gas en Uruguay S.A.	Uruguay	51.00	13.55	Gas and Energy
World Energy Business S.A.	Argentina	—	100.00	Gas and Energy

Affiliates under joint control

Cía. de Inversiones de Energía S.A.	Argentina	25.00	25.00	Gas and Energy
Distrilec Inversora S.A.	Argentina	—	48.50	Gas and Energy
Edesur S.A.	Argentina	—	27.33	Gas and Energy
Transportadora de Gas del Sur S.A.	Argentina	—	27.65	Gas and Energy

Main affiliates in which significance influence is exercised

Coroil S.A.	Venezuela	20.00	29.00	Oil and Gas Exploration and Production
Inversora Mata S.A.	Venezuela	49.00	—	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados Ltd.	Gran Cayman	—	11.42	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados S.A.	Ecuador	—	11.42	Oil and Gas Exploration and Production
Oleoductos del Valle S.A.	Argentina	23.10	—	Oil and Gas Exploration and Production
Petrolera Entre Lomas S.A.	Argentina	19.21	—	Oil and Gas Exploration and Production
Petrokariña S.A.	Venezuela	29.20	5.29	Oil and Gas Exploration and Production
Petroritupano S.A.	Venezuela	22.00	—	Oil and Gas Exploration and Production
Petroven-Bras S.A.	Venezuela	29.20	5.29	Oil and Gas Exploration and Production
Petrowayú S.A.	Venezuela	36.00	—	Oil and Gas Exploration and Production
Propyme S.G.R	Argentina	50.00	—	Corporate
Refinería del Norte S.A.	Argentina	28.50	—	Refining and Distribution
Urugua-í S.A.	Argentina	29.33	—	Gas and Energy

Other interest in affiliates

Ternoeléctrica José de San Martín S.A.	Argentina	10.00	—	Gas and Energy
Ternoeléctrica Manuel Belgrano S.A.	Argentina	10.00	—	Gas and Energy

26.7. Oil and gas areas and participation in joint-ventures as of December 31, 2011

			WORKING INTEREST			DURATION
NAME		LOCATION	DIRECT	INDIRECT	OPERADOR	THROUGH
Production
Argentina
25 de Mayo—Medanito S.E.		La Pampa and Río Negro	100.00%	—	Petrobras Argentina	2016
Jagüel de los Machos		La Pampa and Río Negro	100.00%	—	Petrobras Argentina	2015
Puesto Hernández		Mendoza y Neuquén	38.45%	—	Petrobras Argentina	2016
Bajada del Palo		Neuquén	3.85%	14.05%	Petrolera Entre Lomas	2025
Santa Cruz II		Santa Cruz	100.00%	—	Petrobras Argentina	2017 / 2028
Río Neuquén		Neuquén and Río Negro	100.00%	—	Petrobras Argentina	2017 / 2027
Entre Lomas		Neuquén and Río Negro	3.85%	14.05%	Petrolera Entre Lomas	2016 / 2026
Aguada de la Arena		Neuquén	80.00%	—	Petrobras Argentina	2036
Santa Cruz I		Santa Cruz	71.00%	—	Petrobras Argentina	2017 / 2035
Sierra Chata		Neuquén	19.89%	25.67%	Petrobras Argentina	2023
El Mangrullo		Neuquén	100.00%	—	Petrobras Argentina	2025
Atuel Norte		Mendoza	33.33%	—	Tecpetrol	2015
La Tapera—Puesto Quiroga		Chubut	35.67%	—	Tecpetrol	2017
El Tordillo		Chubut	35.67%	—	Tecpetrol	2017
Aguaragüe		Salta	15.00%	—	Tecpetrol	2017 / 2023
Estancia Agua Fresca		Santa Cruz	50.00%	—	Petrobras Argentina	2034
Gobernador Ayala(1)		Mendoza	22.51%	—	Petro Andina Resources Ltd	—
Charco del Palenque		Río Negro	3.85%	14.05%	Petrolera Entre Lomas	2038

Foreign
Colpa—Caranda		Bolivia	100.00%	—	Petrobras Argentina	2029
Oritupano—Leona		Venezuela	—	22.00%	PDVSA	2025
Acema		Venezuela	—	34.49%	PDVSA	2025
La Concepción		Venezuela	—	36.00%	PDVSA	2025
Mata		Venezuela	—	34.49%	PDVSA	2025

Exploration
Argentina
Agua Amarga		Río Negro	3.85%	14.05%	Petrolera Entre Lomas	2017
Glencross		Santa Cruz	87.00%	—	Petrobras Argentina	2033
Puesto Oliverio	(1)	Santa Cruz	50.00%	—	Petrobras Argentina	—
Cerrito Oeste	(1)	Santa Cruz	50.00%	—	Petrobras Argentina	—
El Campamento	(1)	Santa Cruz	50.00%	—	Petrobras Argentina	—
Cerro Hamaca Norte	(1)	Mendoza	39.64%	—	Petro Andina Resources Ltd	—
Parva Negra	(1)	Neuquén	47.63%	52.37%	Petrobras Argentina	—
Estancia Chiripá		Santa Cruz	87.00%	—	Petrobras Argentina	2033
Enarsa 1 (E1)		Plataforma Continental Argentina	25.00%	—	YPF	2020
Enarsa 3 (E3)		Plataforma Continental Argentina	35.00%	—	Petrobras Argentina	2020
Chirete		Salta	100.00%	—	Petrobras Argentina	2014
Río Colorado		Salta	30.00%	—	Tecpetrol	2014
Río Atuel		Mendoza	33.33%	—	Tecpetrol	2015
Borde del Limay		Neuquén	85.00%	—	Petrobras Argentina	2015
Los Vértices		Neuquén	85.00%	—	Petrobras Argentina	2015
Veta Escondida y Rincón de Aranda	(2)	Neuquén	55.00%	—	Petrobras Argentina	2027

(1)	The granting of the concession is in progress and the term will be 25 years from such granting.
(2)	See Note 25 Subsequent events— Termination of the Exploitation concession for the Veta Escondida area

26.8.	Combined joint-ventures and consortium assets and liabilities and statements of income as of December 31, 2011 and 2010

(Stated in millions of Argentine Pesos)

	2011	2010
Assets and liabilities
Current assets	139	85
Non-current assets	1,563	1,499

Total assets	1,702	1,584

Current liabilities	322	198
Non-current liabilities	190	146

Total liabilities	512	344

Statements of income

For the years ended December 31, 2011, 2010 and 2009

	2011	2010	2009
Net sales	1,814	1,852	1,701
Cost of sales	(1,383)	(1,229)	(1,224)

Gross profit	431	623	477

Administrative and selling expenses	(41)	(53)	(65)
Exploration expenses	(41)	(101)	(281)
Other operating expenses	(31)	(191)	(161)
Financial expenses and holding losses	(43)	(12)	(17)
Other income (expenses), net	—	33	(3)
Income tax	—	(5)	(23)

Net income (loss)	275	294	(73)

26.9.	Information about companies over which the Company exercises joint control as of December 31, 2011, 2010 and 2009

(Stated in millions of Argentine Pesos)

	2011
	CIESA	Distrilec	Total
Balance sheets
Current Assets	719	342	1,061
Non-current Assets	2,294	2,056	4,350
Current liabilities	1,006	1,250	2,256
Non-current liabilities	1,326	332	1,658
Shareholders’ equity	267	473	740
Minority interest	414	343	757

Statements of income
Net sales	818	1,153	1,971
Gross profit	353	91	444
Net loss	109	(88)	21

Statements of cash flows
Cash and cash equivalents at the beginning of the year	556	196	752
Net cash provided by operations	251	175	426
Net cash used in investing activities	(408)	(364)	(772)
Net cash (used in) provided by financing activities	(218)	74	(144)
Effect of exchange rate change on cash	1	4	5

Cash and cash equivalents at the end of the year	182	85	267

	2010
	CIESA	Distrilec	Total
Balance sheets
Current Assets	749	434	1,183
Non-current Assets	2,173	1,723	3,896
Current liabilities	943	900	1,843
Non-current liabilities	1,244	292	1,536
Shareholders’ equity	157	561	718
Minority interest	578	404	982

Statements of income
Net sales	749	1,096	1,845
Gross profit	323	196	519
Net loss	(19)	(17)	(36)

Statements of cash flows
Cash and cash equivalents at the beginning of the year	520	99	619
Net cash provided by operations	154	366	520
Net cash used in investing activities	(71)	(235)	(306)
Net cash used in financing activities	(48)	(37)	(85)
Effect of exchange rate change on cash	1	3	4

Cash and cash equivalents at the end of the year	556	196	752

	2009
	CIESA	Distrilec	PVIE	Total
Statements of income
Net sales	747	1,069	123	1,939
Gross profit	342	269	55	666
Net (loss) profit	(22)	10	27	15

Statements of cash flows
Cash and cash equivalents at the beginning of the year	310	66	102	478
Net cash provided by operations	306	186	40	532
Net cash used in investing activities	(74)	(137)	(138)	(349)
Net cash used in financing activities	(24)	(19)	(12)	(55)
Effect of exchange rate change on cash	2	3	8	13

Cash and cash equivalents at the end of the year	520	99	—	619

GLOSSARY:

AFIP	Administración Federal de Ingresos Públicos –Argentine Federal Public Revenues Administration

ASC	Accounting Standards Codification

CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.

CIESA	Compañía de Inversiones de Energía S.A.

CNDC	Comisión Nacional de Defensa de la Competencia - Argentine Anti-Trust Authorities

CNV	Comisión Nacional de Valores - Argentine Securities Commission

CPCECABA	Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires - Professional Council in Economic Sciences of the City of Buenos Aires

Distrilec	Distrilec Inversora S.A.

Edesur	Empresa Distribuidora Sur S.A. (Edesur S.A.)

EEUU	Estados Unidos de Norteamérica - United States of America

ENARGAS	Ente Nacional Regulador del Gas - Argentine Gas Regulatory Agency

ENRE	Ente Nacional Regulador de la Electricidad - Federal Power Regulation Authority

EPCA	Enron Pipeline Company Argentina S.A.

FACPCE	Federación Argentina de Consejos Profesionales de Ciencias Económicas - Argentine Federation of Professional Councils in Economic Sciences

FASB	Financial Accounting Standard Board

FONINVEMEM	Fondo para las Inversiones Necesarias que permitan Incrementar la Oferta de Energía Eléctrica - Fund for the Investments Required to Increase the Electric Power Supply in the Electric Wholesale Market

IASB	International Accounting Standards Board

IFRS	International Financial Reporting Standards

IGJ	Inspección General de Justicia - Superintendency of Legal Entities

LNG	Liquid Natural Gas

LPG	Liquefied Petroleum Gas

LSC	Ley de Sociedades Comerciales - Business Associations Law

MEM	Wholesale Electricity Market

MEP	Ministerio de Energía y Petróleo de Venezuela - Venezuelan Energy and Oil Ministry

MOA	Memorandum of Agreement

MPFIPyS	Ministerio de Planificación Federal, Inversión Pública y Servicios - Federal Planning, Public Investment and Services Ministry

NRV	Net Realizable Value

OCP	Oleoducto de Crudos Pesados Ltd.

OPEC	Organization of the Petroleum Exporting Countries

PDVSA	Petróleos de Venezuela S.A.

PEDASA	Petrobras Electricidad de Argentina S.A.

PEN	Poder Ejecutivo Nacional - Executive Branch of Government

PEPSA	Petrobras Energía Participaciones S.A.

Petróleo Brasileiro	Petróleo Brasileiro S.A. – PETROBRAS.

PIB BV	Petrobras Internacional Braspetro BV

PVIE	Petrobras Valores Internacional de España S.L.

RTI	Revisión Tarifaria Integral - Complete Rate Review

SCyCG	Subsecretaría de Coordinación y Control de Gestión - Undersecretariat of Coordination and Control of Government Affairs

SFAS	Statement of Financial Accounting Standard

TGS	Transportadora de Gas del Sur S.A.

UNIREN	Unidad de Renegociación y Análisis de Contratos de Servicios Públicos - Public Service Agreement Renegotiation and Analysis Unit

U.S. GAAP	U.S. Generally Accepted Accounting Principles

WTI	West Texas Intermediate

WTS	West Texas Sour

YPFB	Yacimientos Petrolíferos Fiscales Bolivianos