Form 20-F
period 2012-12-31
Petrobras Argentina S.A.
filed 2013-04-29
CIK 1449877

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2012

Commission file number 333-155319

PETROBRAS ARGENTINA S.A.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

REPUBLIC OF ARGENTINA

(Jurisdiction of incorporation of organization)

Maipú 1, 22 S.S. Floor

(C1084ABA) Buenos Aires

Argentina

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each Exchange on which Registered
American Depositary Shares, each representing 10 Class B shares of Petrobras Argentina S.A.	New York Stock Exchange

Class B shares of Petrobras Argentina S.A.	New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2012 was:

Petrobras Argentina S.A. Class B ordinary shares, nominal value Ps. 1.00 per share 2,019,236,820

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act.

Petrobras Argentina S.A.    Yes†  ☒    No  ☐

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Petrobras Argentina S.A.            Large accelerated filer  ☐             Accelerated filer†  ☒            Non-accelerated filer  ☐

†	Petrobras Argentina S.A. is an accelerated filer as a successor issuer to Petrobras Energía Participaciones S.A., pursuant to Rule 12g-3 of the Securities Exchange Act of 1934.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐    IFRS  ☒    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐    Item 18  ☐

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Petrobras Argentina S.A.    Yes  ☐    No  ☒

NOTE ON MERGER

This annual report on Form 20-F (this “Annual Report”) has been filed by Petrobras Argentina S.A. (“PESA”) (formerly Petrobras Energía S.A.). On January 30, 2009, separate shareholders’ meetings of Petrobras Energía Participaciones S.A. (“PEPSA”) and PESA approved their merger, pursuant to which PEPSA was merged and absorbed into PESA, the surviving company.

Shareholders of PEPSA have received shares of PESA (in the United States, in the form of American Depositary Shares, or “ADSs”), and the ADSs of PEPSA have been removed from listing on the New York Stock Exchange (the “NYSE”) and from registration with the U.S. Securities and Exchange Commission (the “SEC”). Following this exchange of shares, ADSs, each representing 10 Class B shares of PESA, were listed and began trading on the NYSE. PESA is the successor issuer to PEPSA, as contemplated by Rule 12g-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

All references in this Annual Report to:

“Petrobras Argentina,” “Petrobras Energía,” “PESA,” “the Company,” “we,” “us,” “our,” and similar terms, refer to Petrobras Argentina S.A. and its subsidiaries, but exclude affiliates and companies under joint control. Prior to July 2003, PESA’s corporate name was Pecom Energía S.A. On March 27, 2009, the shareholders of PESA approved the change of the company’s corporate name from Petrobras Energía S.A. to Petrobras Argentina, S.A. See “Item 4. Information on the Company—History and Development.”

“Petrobras Energía Participaciones” and “PEPSA” refer to Petrobras Energía Participaciones S.A. Prior to July 2003, the corporate name of PEPSA was Pérez Companc S.A.

“Petrobras” refers to Petróleo Brasileiro S.A. – PETROBRAS.

“Argentine pesos,” “pesos” or “Ps.” refer to the currency of the Republic of Argentina.

“U.S. dollars” or “U.S.$” refer to the currency of the United States of America.

“Argentina” refers to the Republic of Argentina, and “Argentine government” refers to the federal government of Argentina.

FORWARD LOOKING STATEMENTS

Some of the information included in this Annual Report contains information that is forward-looking, including statements regarding capital expenditures, competition and sales, oil and gas reserves and prospects, and trends in the oil and gas, refining, distribution, petrochemicals and electricity industries.

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

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

SELECTED FINANCIAL DATA

The financial information set forth below may not contain all of the financial information that you should consider when making an investment decision. This information should be read in conjunction with, and is qualified in its entirety by reference to, the “Risk Factors” included in this Annual Report. See “Item 3. Key Information—Risk Factors.” You should also carefully read our financial statements and “Item 5. Operating and Financial Review and Prospects” included in this Annual Report for additional financial information about us.

Our consolidated financial statements included in this Annual Report (the “audited consolidated financial statements”) are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”).

Presentation of Financial Information in accordance with IFRS

Beginning January 1, 2012, in accordance with recently adopted accounting standards applicable to public companies in Argentina and with regulations introduced by the Comisión Nacional de Valores (the Argentine Securities Commission, or “CNV”), PESA has been required to prepare its statutory financial statements in accordance with IFRS as issued by the IASB.

However, in order to be able to also present together with its financial statements for 2012 comparative information for prior years as required by IFRS, PESA has issued (and requested that its former auditor, KPMG (formerly Sibille), a member firm of KPMG International Cooperative (“KPMG”), audit, in accordance with auditing standards generally accepted in Argentina and in accordance with the auditing standards of the United States Public Company Accounting Oversight Board or the “PCAOB”) annual financial statements prepared in accordance with IFRS for all comparative periods from January 1, 2009, as the date of IFRS transition, to December 31, 2011. The above mentioned financial statements for the years 2009-2011 were submitted to the SEC under Form 6-K on September 4, 2012, (the “September 2012 6-K”) and constitute the first set of annual financial statements that PESA published in accordance with IFRS as issued by the IASB. The financial statements included in the September 2012 6-K were issued solely to permit comparison of financial statement presentation and do not constitute statutory financial statements under Argentine law. Please refer to Note 32 to our financial statements filed with the SEC on the September 2012 6-K describing one-time exceptions applied under IFRS 1—“First-time adoption of International Financial Standards,” measurement considerations, as well as a reconciliation from accounting principles generally accepted in Argentina (as approved by the Professional Council of Economic Sciences of the City of Buenos Aires, or as it is known by its Spanish acronym, the “CPCECABA”) (“Argentine GAAP”) to IFRS as issued by the IASB of our net income, shareholders’ equity and cash flows from January 1, 2009, as the date of IFRS transition, to December 31, 2011.

Consistent with Item 18 of Form 20-F, we continue to provide the disclosure required under Accounting Standards Codification (“ASC”) 932 of the Financial Accounting Standards Board (the “FASB”) relating to extractive activities—Oil and Gas (formerly FASB Statement of Financial Accounting Standards No. 69—Disclosures about Oil and Gas Producing Activities) (“ASC Topic 932”), as this is required regardless of the basis of accounting on which we prepare our financial statements.

Consideration of the effects of inflation

According to inflation data published by the Instituto Nacional de Estadísticas y Censos (the Argentine national statistics and census institute, or the “INDEC”), from 2008 to 2012, the Argentine consumer price index increased 7.2%, 7.7%, 10.9%, 9.5% and 10.8%, respectively; and the wholesale price index increased 8.8%, 10.3%, 14.5%, 12.7% and 13.1%, respectively. However, the INDEC has since 2007 experienced a process of institutional and methodological reforms that have given rise to controversy with respect to the reliability of the information that it produces. Reports published by the International Monetary Fund (the “IMF”) state that their staff uses alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which have shown inflation rates considerably higher than those published by the INDEC since 2007. The IMF has also issued a declaration of censure against Argentina in connection with its breach of its related obligations to the IMF under the Articles of Agreement for failing to make sufficient progress in adopting remedial measures to address the quality of official data, including inflation and GDP data. See “Item 3. Key Information—Risk Factors—Factors Relating to Argentina—Economic and political instability in Argentina has affected and may continue to adversely affect our financial condition and results of operations.”

In accordance with IFRS, the financial information set forth in this Annual Report has not been adjusted to reflect inflation since the date of IFRS transition, January 1, 2009. Inflation could therefore affect the comparability among the different periods presented herein.

The following tables set forth selected consolidated financial data of the Company presented in Argentine pesos and prepared in accordance with IFRS as issued by the IASB, as of and for each of the years ended December 31, 2012, 2011, 2010 and 2009, derived from our financial statements, which were audited by Price Waterhouse & Co. S.R.L., a member firm of Pricewaterhouse Coopers (“PwC”), as of and for the year ended December 31, 2012 and by KPMG as of and for each of the years ended December 31, 2011, 2010 and 2009.

The selected financial data prepared in accordance with IFRS as issued by the IASB, presented herein is not comparable to the selected financial data prepared in accordance with Argentine GAAP or accounting principles generally accepted in the United States (“U.S. GAAP”) in our prior annual reports on Form 20-F.

Petrobras Argentina S.A.—Income Statement Data

	Year Ended December 31,
	2012	2011	2010	2009
	(in millions of pesos, except for per share amounts and number of shares or as otherwise indicated)
IFRS Summary Financial Data:
Sales	12,765	11,104	10,310	7,899
Cost of sales	(9,619)	(8,462)	(7,474)	(5,555)

Gross profit	3,146	2,642	2,836	2,344
Administrative and selling expenses	(1,433)	(1,205)	(1,329)	(1,308)
Exploration expenses	(212)	(391)	(190)	(333)
Other operating expenses, net	(121)	(831)	(454)	(382)
Share of profit of equity accounted investees	(148)	(36)	(97)	(95)

Operating income	1,232	179	766	226
Financial income	442	289	291	441
Financial costs	(512)	(465)	(547)	(828)

Income before income tax	1,162	3	510	(161)
Income tax	(492)	(15)	(154)	169

Income from continuing operations	670	(12)	356	8
Income from discontinued operations	—	706	275	868

Net income	670	694	631	876

Foreign currency translation	45	(133)	29	34
Other comprehensive income related to our equity accounted investees	7	12	6	11

Total comprehensive income	722	573	666	921

Result per share basic/diluted:
From continuing operations	0.305	(0.004)	0.173	0.003
From discontinued operations	—	0.350	0.136	0.430

Total	0.305	0.346	0.309	0.433

Net income attributable to:
Shareholders of the Company	615	698	625	875
Non-controlling interest	55	(4)	6	1

Total	670	694	631	876

Total comprehensive income for the year:
From continuing operations	722	1	362	19
From discontinued operations	—	572	304	902

Total	722	573	666	921

Total comprehensive income attributable to:
Shareholders of the Company	628	577	660	920
Non-controlling interest	94	(4)	6	1

Total	722	573	666	921

Petrobras Argentina S.A.—Balance Sheet Data

	Year Ended December 31,
	2012	2011	2010	2009
	(in millions of pesos, except for per share amounts and number of shares or as otherwise indicated)
IFRS Summary Financial Data:
Statements of Financial Position
Assets
Current assets
Cash and cash equivalents	1,260	1,192	2,113	933
Other investments	20	21	42	13
Trade receivables	2,168	1,871	1,468	1,409
Other receivables	1,553	1,070	1,761	2,441
Inventories	1,023	970	1,052	974
Assets classified as held for sale	—	—	142	222

Total current assets	6,024	5,124	6,578	5,992
Non-current assets
Trade receivables	86	211	223	167
Other receivables	238	896	283	628
Inventories	45	39	35	35
Other investments	279	348	271	275
Investments in associates	3,006	2,943	2,969	3,321
Investments in companies under joint control	689	724	691	727
Property, plant and equipment	8,480	7,056	7,295	7,603

Total non-current assets	12,823	12,217	11,767	12,756

Total assets	18,847	17,341	18,345	18,748

Liabilities
Current liabilities
Accounts payable	1,863	1,572	1,568	1,323
Short-term loans	1,108	40	584	1,862
Payroll and social security taxes	258	194	184	183
Taxes payable	470	310	442	312
Provisions	643	516	505	309

Total current liabilities	4,342	2,632	3,283	3,989
Non-current liabilities
Accounts payable	172	184	166	154
Long-term loans	1,558	2,182	3,403	3,687
Defined benefit plans	247	188	157	142
Deferred income tax liabilities	354	245	398	664
Provisions	1,604	1,567	985	571

Total non-current liabilities	3,935	4,366	5,109	5,218

Total liabilities	8,277	6,998	8,392	9,207

Equity
Capital Stock	2,019	1,010	1,010	1,010
Other items in Capital	2,186	2,186	2,186	2,165
Reserve	5,953	448	448	559
Other	(693)	—	—	—
Unappropriated retained earnings	555	6,665	6,150	5,689
Deferred income	44	31	152	117

Total equity attributable to:
Shareholders of the Company	10,064	10,340	9,946	9,540
Non-controlling interest	506	3	7	1

Total equity	10,570	10,343	9,953	9,541

Number of shares outstanding (in millions):
Class B	2,019	1,010	1,010	1,010

EXCHANGE RATES

From April 1, 1991 until the end of 2001, Law No. 23,928 and Decree No. 529/91 (together, the “Convertibility Law”) established a fixed exchange rate under which the Banco Central de la República Argentina (the central bank of Argentina, or the “Central Bank”) was obliged to sell U.S. dollars at a fixed rate of one peso per U.S. dollar. On January 6, 2002, the Argentine Congress enacted the Public Emergency and Foreign Exchange System Reform Law No. 25,562 (the “Public Emergency Law”), which suspended certain provisions of the Convertibility Law, including the fixed exchange rate of Ps. 1.00 to U.S.$1.00, and granted the Argentine government the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system, pursuant to the Public Emergency Law, the peso has been allowed to float freely against other currencies since February 2002.

The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in Argentine pesos per U.S. dollar and not adjusted for inflation. There can be no assurance that the Argentine peso will not depreciate or appreciate again in the future. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	Argentine peso per U.S. dollar
	High	Low	Average (1)	Period-end
Year ended December 31,

2012	4.91	4.30	4.55	4.91
2011	4.30	3.97	4.13	4.30
2010	3.99	3.79	3.91	3.98
2009	3.85	3.45	3.73	3.80
2008	3.47	2.98	3.16	3.45

Month:

April 2013 (2)	5.15	5.12	5.14	5.15
March 2013	5.12	5.05	5.09	5.12
February 2013	5.04	4.98	5.01	5.04
January 2013	4.98	4.92	4.95	4.98

(1)	The figures provided represent the average of the exchange rates at the close of trading on each business day during the relevant period.
(2)	Through April 15, 2013.

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

On December 3, 2001, the Argentine government imposed a number of monetary and currency exchange control measures through Decree No. 1,570/01, which included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad without the Central Bank’s prior authorization subject to specific exceptions for transfers related to foreign trade. Between 2002 and the first half of 2011, the Central Bank gradually eased these restrictions.

In June 2003 the Argentine government set restrictions on capital flows into Argentina, which mainly consisted of a prohibition against the transfer abroad of any funds until 180 days after their entry into the country. Furthermore, in June 2005, through Decree No. 616/05, the Argentine government established further restrictions on capital flows into Argentina, including increasing the period that certain incoming funds must remain in Argentina to 365 calendar days and requiring that 30% of such incoming funds be deposited with a bank in Argentina in a non-transferable, non-interest-bearing account for 365 calendar days. Export and import financing operations, as well as primary public offerings of corporate bonds listed on self-regulated markets, among others, are exempt from the foregoing provision.

On October 25, 2011, the Argentine government issued Decree No. 1,722/11, providing that all foreign currency revenues obtained from exports made by mining and oil and gas companies must be repatriated and sold within the local foreign exchange market, which is the general regime applicable to revenues generated by Argentine exports. Prior to the issuance of this decree, companies engaged in exploration and development of hydrocarbons benefited from a special regime that allowed them to retain overseas up to 70% of the proceeds of certain exports.

Since October 2011, the Argentine government has expanded the restrictions on access to the foreign exchange market and transfers of foreign currency abroad. Through a combination of foreign exchange and tax regulations, the Argentine authorities have significantly curtailed access to foreign exchange by individuals and private sector entities. Current foreign exchange regulations include, among others, the obligation to obtain prior approval by the Central Bank of certain foreign exchange transactions such as payments relating to royalties, services or fees payable to affiliates of Argentine companies outside of Argentina (pursuant to section 3.4 of Central Bank Communication “A” 5377, issued December 14, 2012), and the suspension as from July 2012 of section 4.2 of Central Bank Communication “A” 5236, issued October 27, 2011, which previously permitted purchases of foreign exchange in an amount of up to U.S.$2 million per month to create or increase portfolio investments outside of Argentina. See “—Risk Factors—Factors Relating to Argentina—Economic and political instability in Argentina has affected and may continue to adversely affect our financial condition and results of operations.”

RISK FACTORS

Factors Relating to Argentina

Economic and political instability in Argentina has affected and may continue to adversely affect our financial condition and results of operations.

We are exposed to economic and political conditions in Argentina, considering that as of December 31, 2012, approximately 80% of our total assets, 99% of our net sales, 89% of our combined crude oil and gas production and 85% of our proved oil and gas reserves were located in Argentina.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. As a consequence, our business and operations have been, and could in the future be, affected from time to time to varying degrees by economic and political developments and other material events affecting the Argentine economy, such as: inflation; price controls; fluctuations in foreign currency exchange rates and interest rates; currency devaluation; governmental policies regarding spending and investment, and other regulatory initiatives increasing government involvement with economic activity; war or other international conflicts; civil unrest; and local insecurity concerns.

During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis. Among other consequences, the crisis resulted in Argentina defaulting on its foreign debt obligations, introducing emergency measures and numerous changes in economic policies that affected utilities and many other sectors of the economy, and suffering a significant real devaluation of the peso, which in turn caused numerous Argentine private sector debtors with foreign currency exposure to default on their outstanding debt. Since that crisis, Argentina has substantially increased its real Gross Domestic Product (“GDP”). During 2008 and 2009, however, the Argentine economy suffered a slowdown attributable to local and external factors, including an extended drought affecting agricultural activities, and the effects of the global economic crisis. Real GDP growth recovered in 2010 and 2011, with the Argentine GDP increasing 7.3% in 2011, according to data published by the INDEC, which is statutorily the only institution in Argentina with the power to produce official nationwide statistics. In 2012, however, GDP growth slowed to 1.9%, according to data published by the INDEC.

Argentina has confronted inflationary pressures since 2007, evidenced by significantly higher fuel, energy and food prices, among other indicators. According to inflation data published by the INDEC, from 2008 to 2012, the Argentine consumer price index increased 7.2%, 7.7%, 10.9%, 9.5% and 10.8%, respectively; and the wholesale price index increased 8.8%, 10.3%, 14.5%, 12.7% and 13.1%, respectively. However, the INDEC has since 2007 experienced a process of institutional and methodological reforms that have given rise to controversy with respect to the reliability of the information that it produces. Reports published by the IMF state that their staff uses alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which have shown inflation rates considerably higher than those published by the INDEC since 2007. The IMF has also issued a declaration of censure against Argentina in connection with its breach of its related obligations to the IMF under the Articles of Agreement for failing to make sufficient progress in adopting remedial measures to address the quality of official data, including inflation and GDP data.

While controversy with the IMF remains as to the reliability of the official data, since 2007 inflation in Argentina has contributed to a material increase in our costs of operation, in particular labor costs, and negatively impacted our results of operations and financial condition. There can be no assurance that inflation rates will not escalate in the future, or of what effects the measures adopted or that may be adopted in the future by the Argentine government to control inflation may have. See “—Government intervention in the Argentine economy could adversely affect our results of operations or financial condition.”

Fluctuations in the value of the peso may also adversely affect the Argentine economy, our financial condition and results of operations. Since January 2002, the peso has fluctuated significantly in value. If the peso devalues significantly, all of the negative effects on the Argentine economy related to such devaluation would also have adverse consequences for our business. A substantial increase in the value of the peso against the U.S. dollar also presents risks for the Argentine economy since it may lead to a deterioration of the country’s current account balance and the balance of payments. We are unable to predict the future value of the peso against the U.S. dollar and how any fluctuations may affect the demand for our products and services or the costs that we incur in conducting our operations. See “Item 3. Key Information—Exchange Rates.” In addition, the Argentine government has also adopted numerous measures to control directly or indirectly foreign trade and foreign exchange markets. Since the enhancement of exchange controls began in late 2011, and upon the introduction of measures that have limited access to foreign currency by private companies and individuals, in addition to requiring an authorization of tax authorities to access the foreign currency exchange market, the implied exchange rate, as reflected in the quotations for Argentine securities that trade in foreign markets compared to the corresponding quotations in the local market, has increased significantly. These regulations may prevent or limit us from offsetting the risk derived from our exposure to the U.S. dollar and, if so, we cannot predict the impact of these changes on our financial condition and results of operations.

We cannot provide any assurance that inflation, fluctuations in the value of the peso and/or other future economic, social and political developments in Argentina, over which we have no control, will not adversely affect our financial condition or results of operations, including our ability to pay our debts at maturity or dividends.

Government intervention in the Argentine economy could adversely affect our results of operations or financial condition.

In addition to the political and economic factors described above, our business and operations have been, and could in the future be, affected by actions taken by the Argentine government through the implementation of new or changed laws and regulations, such as: nationalizations, expropriations or forced divestiture of assets; restrictions on production, imports and exports; exchange and/or transfer restrictions; direct and indirect price controls; tax increases, changes in the interpretation or application of tax laws and other retroactive tax claims or challenges; cancellation of contract rights; and delays or denials of governmental approvals.

During recent years, the Argentine government has increased its direct intervention in the economy, including through the implementation of expropriation and nationalization measures, price controls and exchange controls.

In 2008, the Argentine government absorbed and replaced the former private pension system for a public “pay as you go” pension system As a result, all resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund (Fondo de Garantía de Sustentabilidad, or the “FGS”) to be administered by the National Social Security Administration (Administración Nacional de la Seguridad Social, or the “ANSES”). The dissolution of the private pension funds and the transfer of their financial assets to the FGS have had important repercussions on the financing of private sector companies. Debt and equity instruments which previously could be placed with pension fund administrators are now entirely subject to the discretion of the ANSES. Since acquiring equity interests in privately owned companies through the process of replacing the pension system, the ANSES has been entitled to designate government representatives to the boards of directors of those entities. Pursuant to Decree No. 1,278/12, issued by the Executive Branch on July 25, 2012, these representatives are to report directly to the Ministry of Economy and are subject to a mandatory information-sharing regime, under which, among other obligations, they must immediately inform the Ministry of Economy of the agenda for each board of directors meeting and provide related documentation.

Within the energy sector in which we operate, in April 2012, the Argentine government decreed the removal of directors and senior officers of YPF S.A. (“YPF”), the country’s largest oil and gas company, which was controlled by the Spanish group Repsol, and submitted a bill to Congress to expropriate 51% of the shares of YPF. This billultimately was approved by the Argentine Congress in May 2012 through the passage of Law No. 26,741, which also declared hydrocarbons self-sufficiency, production, industrialization, transport and marketing to be activities of public interest and primary goals of Argentina, and empowered the Argentine government to take the measures necessary to achieve such goals. See “—Factors Relating to Our Business—The Argentine government has intervened in the oil and gas industry in the past, and is likely to continue to intervene.”

Our business and operations in Argentina may also be adversely affected by measures adopted by the Argentine government to address inflation. For example, increases in the costs of services and labor could negatively affect our results of operations if we are not permitted to pass those costs along to customers in the tariffs which we charge due to the imposition of price controls. See “—Factors Relating to Our Business—Limitations on local pricing in Argentina may adversely affect our results of operations.” Most recently, on April 10, 2013, Secretary of Domestic Trade Resolution No. 35/13 was published in the Official Gazette, setting maximum sales prices for liquid fuels for a period of six months. For purposes of this resolution, the country is divided into six regions, and the maximum liquid fuels sales price for each region is set at the highest price of liquid fuels as of April 9, 2013 in the applicable region.

In addition, on October 26, 2011 the Argentine government issued Decree No. 1,722/11, providing that all foreign currency revenues obtained from exports made by mining and oil and gas companies must be repatriated and sold within the local foreign exchange market, which is the general regime applicable to revenues generated by Argentine exports. Prior to the issuance of this decree, we were allowed to retain overseas up to 70% of the proceeds of certain exports. See “Item 3. Key Information—Exchange Controls” and “Item 5. Operating and Financial Review and Prospects—Description of Indebtedness.”

It is widely reported by private economists that expropriations, price controls, exchange controls and other direct involvement by the Argentine government in the economy have had an adverse impact on the level of investment in Argentina, the access of Argentine companies to the international capital markets and Argentina’s commercial and diplomatic relations with other countries. The level of government intervention in the economy may continue or increase, which may adversely affect Argentina’s economy and, in turn, our business, results of operations and financial condition.

The Argentine economy can be adversely affected by economic developments in other markets and by more general “contagion” effects, which could have a material adverse effect on Argentina’s economic growth.

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth. For example, recent economic slowdowns, especially in Argentina’s major trading partners, have led to declines in Argentine exports in 2012. Declining demand for Argentine exports, or a decline in the international market prices for those products, could have a material adverse effect on Argentina’s economic growth.

In addition, financial and securities markets in Argentina are influenced by economic and market conditions in other markets worldwide. For example, the recent challenges faced by the European Union to stabilize certain of its member economies, such as Greece, Ireland, Italy, Portugal and Spain, have had international implications affecting the stability of global financial markets, which has hindered economies worldwide. Should measures taken by the European Union be insufficient to restore confidence and stability to the financial markets, any recovery of the global economy, including the U.S. and European Union economies, could be hindered or reversed, which could negatively affect the Argentine economy, and in turn our business and results of operations.

Although economic conditions vary from country to country, investors’ perceptions of events occurring in other countries have in the past substantially affected, and may continue to substantially affect, capital flows into and investments in securities from issuers in other countries, including Argentina. International investors’ reactions to events occurring in one market sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors, Argentina could be adversely affected by negative economic or financial developments in other countries, which in turn may have an adverse effect on our financial condition and results of operations.

There can be no assurance that the Argentine financial system and securities markets will not be adversely affected by events in developed countries’ economies or events in other emerging markets. A slowdown in economic activity in Argentina would adversely affect our business, financial condition and results of operations.

A lack of financing for Argentine companies, whether due to market forces or government regulation, may negatively impact our financial condition or cash flows.

The prospects for Argentine companies of accessing financial markets might be limited in terms of the amount of financing available, and the conditions and cost of such financing.

Following the default on its external debt in 2001, the government of Argentina sought to restructure its outstanding debt by offering holders of the defaulted bonds two opportunities to exchange them for newly issued debt securities, in 2005 and again in 2010. Holders of approximately 93% of Argentina’s defaulted debt participated in the exchanges. Nonetheless, a number of bondholders who held out from the exchange offers have initiated legal actions against the Argentine government. Since late 2012, rulings favorable to those bondholders in pending cases have deepened doubts about Argentina’s ability to service its debt under the terms of foreign judgments, and have exacerbated investors’ uncertainties as well as increased sovereign risk. A final, unappealable judgment against Argentina in these pending cases could lead to a default on its public debt and further reduce the sources of funding and investment capital that are available to Argentina, which could limit the government’s ability to adopt measures to promote economic growth.

In addition, the foreign shareholders of several Argentine companies, including public utilities and certain bondholders that did not participate in the exchange offers described above, have filed claims in excess of U.S.$15 billion with the International Centre for Settlement of Investment Disputes (the “ICSID”), alleging that the emergency measures adopted by the Argentine government in 2002 do not meet the just and equal treatment requirements of several bilateral investment treaties to which Argentina is a party.

The developments described above, the global economic crisis that started in the fourth quarter of 2008, and the resulting international stock market crash and the insolvency of major financial institutions toward the end of 2008, have generally limited the ability of Argentine companies to access international financial markets as they had in the past or made such access significantly more costly for Argentine issuers. Between June 2009 and 2011, a greater number of Argentine companies gained access to the international capital markets, albeit at conditions more onerous than competitors based in other countries in the region. This trend toward Argentine access to such markets was reversed in 2012. See “—Government intervention in the Argentine economy could adversely affect our results of operations or financial condition.”

Argentina’s past default and its ongoing litigation with holdout creditors, and economic policy measures adopted by the Argentine government, may continue to prevent Argentine companies such as us from accessing the international capital markets readily or render the financial conditions of such access significantly more onerous than for companies in other countries in the region, and may therefore negatively impact our financial condition or cash flows.

Factors Relating to Our Business

Substantial or extended declines and volatility in the prices of crude oil, oil products and natural gas may have an adverse effect on our results of operations and financial condition.

A significant amount of our revenue is derived from sales of crude oil, oil products and natural gas. Factors affecting international prices for crude oil and related oil products include: political developments in crude oil producing regions, particularly the Middle East; the ability of the Organization of Petroleum Exporting Countries (“OPEC”) and other crude oil producing nations to set and maintain crude oil production levels and prices; global and regional supply and demand for crude oil; competition from other energy sources; domestic and foreign government regulations; weather conditions; and global conflicts or acts of terrorism. We have no control over these factors. Changes in crude oil prices generally result in changes in prices for related products. International oil prices have fluctuated widely over the last ten years.

Substantial or extended declines in international prices of crude oil and related oil products may have a material adverse effect on our business, results of operations and financial condition, and the value of our proved reserves. In addition, significant decreases in the prices of crude oil and related oil products may cause us to reduce or alter the timing of our capital expenditures, and this could adversely affect our production forecasts in the medium term and our reserves estimates in the future.

Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may not be renewed or could be revoked.

Law No. 17,319 (the “Hydrocarbons Law”) provides for oil and gas concessions to remain in effect for 25 years as from the date of their award, and further provides for the concession term to be extended for up to 10 additional years, subject to terms and conditions approved by the grantor at the time of the extension. The authority to extend the terms of current and new permits, concessions and contracts has been vested with the government of the province in which the relevant area is located (and the Argentine government in respect of offshore areas beyond 12 nautical miles). In order to be eligible for the extension, any concessionaire and permit holder must have complied with its obligations under the Hydrocarbons Law and the terms of the particular concession or permit, including evidence of payment of taxes and royalties, the supply of the necessary technology, equipment and labor force and compliance with various environmental, investment and development obligations. Under the Hydrocarbons Law, non-compliance with these obligations and standards may also result in the imposition of fines and, in the case of material breaches, following the expiration of applicable cure periods, the revocation of the concession or permit.

On April 4, 2012, we were served notice of a decision of the government of the Province of Neuquén to terminate the Company’s production concession in the Veta Escondida area. The Company has sought judicial relief, maintaining that it has complied with all requirements under the concession and that it did not commit any breaches which would support the decision adopted by the government of Neuquén. The Company understands that under the terms of the concession as granted, and the understanding reached with the Province of Neuquén in connection with the negotiation of the extension of the Veta Escondida concession as reflected in the Memorandum of Agreement dated December 10, 2008, ratified by the Provincial Executive Branch of Neuquén, the concession is scheduled to terminate by 2027. On June 28, 2012, the Company was served with an order rendered by the Argentine Supreme Court, upholding the provisional remedy obtained by the Company from the lower courts and instructing the Province of Neuquén to refrain from executing the termination of the concession until a ruling on the merits of the case is delivered.

The termination or revocation of our concession in the Veta Escondida area or other of our current concessions or permits, or failure to obtain the extension of such concessions or permits could have a material adverse effect on our business and results of operations. See “Item 4. Information on the Company—Regulation of Our Business.” Additionally, we cannot provide assurances that additional investment, royalty payment or other requirements will not be imposed on us in order to obtain extensions of such concessions or permits. See “Item 4. Information on the Company—Business Overview—Oil and Gas Exploration and Production—Statistical Information Relating to Oil and Gas Production.”

Our crude oil and natural gas reserves estimates involve some degree of uncertainty which could adversely affect our ability to generate income.

The proved crude oil and natural gas reserves set forth in this Annual Report account for our estimated quantities of crude oil, natural gas and natural gas liquids (“NGL”) that geological and engineering data demonstrate with reasonable certainty to be recoverable from known reservoirs under existing economic and operating conditions according to applicable regulations. Our proved developed crude oil and natural gas reserves are those that can be expected to be recovered through existing wells with existing equipment and operating methods. See “Item 4. Information on the Company—Oil and Gas Exploration and Production—Reserves.”

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

In recent years, we have experienced a decline in reserves and production, including as a result of the sale of our interest in Petrobras de Valores Internacional de España S.L. (“PVIE”), new regulations in Bolivia which prevent us from accounting for reserves (see “Item 4. Information on the Company— Business Overview—Reserves—Internal Control over Proved Reserves”) as well as our decision not to migrate to service contracts for Block 18 and Palo Azul Unified Field in Ecuador. The possibility of replacing our crude oil and gas reserves in the future is dependent on our ability to access new reserves, both through successful exploration and reserve acquisitions. We consider exploration, which carries inherent risks and uncertainties, to be our main vehicle for future growth and reserves replacement.

Without successful exploration activities or reserve acquisitions, our proved reserves would decline as our oil and gas production would be forced to rely on our current portfolio of assets.

We cannot guarantee that our exploration, development and acquisition activities will allow us to offset the decline of our reserves. If we are not able to successfully find, develop or acquire sufficient additional reserves, our reserves and therefore our production may continue to decline and, consequently, this may adversely affect our future results of operations and financial condition.

The Argentine government has intervened in the oil and gas industry in the past, and is likely to continue to intervene.

The Argentine government has historically excercised significant influence over the economy, including the energy sector, and companies such as us which operate in that sector have done so in a heavily regulated environment, aimed primarily at ensuring the satisfaction of domestic demand.

To address the Argentine crisis of 2001 and 2002, the Argentine Congress enacted the Public Emergency Law and other emergency regulations, some of which remain in effect to date. Some of these regulations introduced a number of material changes to the regulatory framework applicable to the oil and gas industry in Argentina, and to other industries in which the Company’s affiliates are active, such as the electricity industry.

As of the date of this Annual Report, the Public Emergency Law is still in effect. In addition, the Argentine government continues to introduce material changes to the regulatory regime applicable to the oil and gas industry, such as the recent modifications to the Petróleo Plus (“Oil Plus”), program, the revocation of the Refinación Plus (“Refining Plus”) program, and the obligation to repatriate and sell in the local market 100% of the foreign currency revenues obtained from oil and gas exports.

On April 17, 2012, the Argentine government submitted a bill to the Argentine Congress calling for the expropriation of 51% of the shares of YPF owned by Repsol YPF S.A. (Spain). Effective May 7, 2012, the Argentine Congress enacted Law No. 26,741, sanctioning the expropriation of 51% of YPF’s Class D shares, out of the shares then held by Repsol YPF S.A. (Spain), and 51% of Repsol YPF GAS S.A., represented by 60% of its Class A shares then held by Repsol Butano S.A. (Spain). Under the terms of the law, the hydrocarbon activities (including the exploitation, industrialization, transportation and commercialization thereof) in the territory of Argentina qualify as a “national public interest.”

We cannot assure you that these or other measures that may be adopted by the Argentine government with respect to the oil and gas industry will not have a material adverse effect on our business, financial condition or results of operations.

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

In April 2004, to facilitate the recovery of natural gas prices, the SE entered into an agreement with natural gas producers, requiring them to sell a specified amount of gas in the local regulated market. During 2006, the SE required producers to redirect gas earmarked for export to supply local thermal power plants and gas distribution companies. In January 2007, the SE confirmed that the ability to export hydrocarbons would be subject to the satisfaction of domestic demand and that export would have to be authorized on a case-by-case basis by the SE. These measures prevented us from benefiting from higher margins in the international markets. In 2007, upon the expiration of the aforementioned agreement, the Argentine government and producers signed a new agreement effective until 2011 aimed at securing the domestic supply of gas. On January 5, 2012, the Secretary of Energy decided to extend the temporary allocation rules and other criteria established by Resolution No. 599/2007 to set obligations for the timely supply of natural gas, as established under the agreement with natural gas producers in effect from 2007 through 2011.

Under these agreements, temporary limits on certain natural gas exports have been imposed to avoid a crisis in the local supply of natural gas, depriving us of higher margins in the international markets.

Pursuant to SE Resolution No. 1,679/04, since December 2004, producers must obtain the approval of the Argentine government prior to exporting crude oil or diesel oil. To obtain this approval, exporters must demonstrate that they have either satisfied local demand requirements or have granted the domestic market the opportunity to acquire oil or diesel oil under terms similar to current domestic market prices and, in the case of diesel oil, they must also demonstrate, if applicable, that commercial terms offered to the domestic market are at least equal to those offered to their own gas station network. Furthermore, in December 2006, pursuant to SE Resolution No. 1,338/06, the SE extended these regulations to the export of gasoline, fuel oil and fuel oil mixtures, aero kerosene, jet fuel, lubricants, asphalts, coke and by-products for use in the petrochemical industry. In January 2008, the Argentine government temporarily prohibited the exports of gasoline and diesel oil until the domestic market was fully supplied at the prices in force on October 31, 2007.

These restrictions may significantly and adversely affect the profitability of our operations, preventing us from capturing the upside of export prices, and negatively impacting the total volume of refined products sold in the domestic market, due to our need to manage crude oil volumes processed in accordance with our storage capacity.

We cannot assure you that the Argentine government will not increase export restrictions on hydrocarbons and related oil products. If it were to do so, our financial condition and results of operations could be further adversely affected.

Export taxes on our products have negatively affected, and may continue to negatively affect, the profitability of our operations.

On March 1, 2002, the Argentine government imposed a withholding tax on exports of hydrocarbons, initially lasting five years. This tax framework prevented us from benefiting from significant increases in international prices for oil, oil related products and natural gas, hindered us from offsetting sustained increases in costs endemic to the energy industry, and materially affected our competitiveness and results of operations. Effective November 2007, the Ministry of Economy adopted a more onerous method for calculating withholding taxes on exports of crude oil and certain oil by-products. See “Item 5. Operating and Financial Review and Prospects—Factors affecting our consolidated results of operations—Regulations of the Energy Industry in Argentina—Withholding Taxes on Exports.”

We cannot assure you that the Argentine government will reduce current export tax rates or will not increase them further. We cannot predict the impact that any changes may have on our results of operations and financial condition.

Limitations on local pricing in Argentina may adversely affect our results of operations.

In recent years, due to regulatory, economic and government policy factors, our domestic crude oil, gasoline, diesel and other fuel prices have frequently lagged substantially behind prevailing international and regional market prices for such products, and our ability to increase prices has been limited. Likewise, the prices at which we sell natural gas in Argentina (particularly to the residential sector) are subject to government regulations and currently are substantially below regional market prices for natural gas. Most recently, on April 10, 2013, Secretary of Domestic Trade Resolution No. 35/13 was published in the Official Gazette, setting maximum sales prices for liquid fuels for a period of six months. For purposes of this resolution, the country is divided into six regions, and the maximum liquid fuels sales price for each region is set at the highest price of liquid fuels as of April 9, 2013 in the applicable region. For additional information on domestic pricing for our products, see “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Consolidated Results of Operations—Regulation of the Energy Industry in Argentina” and “Item 4. Information on the Company—Regulation of our Business—Argentine Regulatory Framework.”

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

The prices that we are able to obtain for our hydrocarbon products affect the viability of investments in new exploration, development and refining activities, and as a result the timing and amount of our projected capital expenditures for such purposes. We budget capital expenditures by taking into account, among other things, market prices for our hydrocarbon products. In the event that current domestic prices decrease, our ability to improve our hydrocarbon recovery rates, identify new reserves and carry out certain of our other capital expenditure plans is likely to be affected, which, in turn, could have an adverse effect on our results of operations.

The Argentine government and our affiliated utility companies are in the process of renegotiating utility contracts, and the recoverability of our investments in these affiliates depends on the successful completion of these negotiations.

The macroeconomic situation of the country after the enactment of the Public Emergency Law impacted the economic and financial condition of utility companies in Argentina. The combined effect of (i) the devaluation of the peso in 2002, (ii) the government decision to freeze rates in pesos without reflecting the impact of the devaluation and (iii) financial debts primarily denominated in foreign currency, adversely affected the financial condition, results of operations and ability to satisfy financial obligations and pay dividends of utility companies. Although some of these utility companies have been successful in restructuring their indebtedness, their return to financial stability and profitability on a long-term basis depends on a successful negotiation of tariff increases with the Argentine government. Edesur S.A. (“EDESUR”), which we sold on January 30, 2013 (see “Item 4—Gas and Energy—Electricity—Our investment in Distrilec/EDESUR”), and our affiliate Transportadora de Gas del Sur S.A. (“TGS”) have engaged in negotiations with the Utilities Contract Renegotiation and Analysis Committee (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos) (“UNIREN”). However, to date, these discussions have not resulted in tariff increases sufficient for these former and current affiliated utility companies to return to financial stability and profitability. See “Item 4—Gas and Energy—Gas Transportation—TGS—Tariff Renegotiation Process,” “Item 4—Gas and Energy—Electricity—Electricity Distribution: EDESUR” and “Item 4—Regulation of Our Business—Argentine Regulatory Framework—Natural Gas and Electricity.”

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

Our activities may be adversely affected by events in other countries in which we do business.

Our operations are concentrated in Latin America, a region that has experienced significant economic, social, political and regulatory volatility. In recent periods, many governments in Latin America have taken steps to assert greater control or increase their share of revenues from the energy sector, spurred by soaring oil and gas prices and nationalist politics. See “Item 4. Information on the Company—Regulation of our Businesses—Venezuelan Regulatory Framework” and “—Bolivian Regulatory Framework.”

These risks are evidenced by changes in business conditions that we have experienced in Venezuela, Bolivia and Ecuador. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Consolidated Results of Operations” and “Item 4. Information on the Company—Oil and Gas Exploration and Production—Production—Production Outside Argentina.”

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

In 2008, unionized employees went on strike over salary increases, adversely affecting our operations. In 2008, in the Austral basin in Argentina, the pace of production slowed as a result of the labor strike held by our contractor’s employees throughout May 2008, with an adverse impact on production levels in subsequent months. During each of 2009, 2010 and, to a lesser extent, 2011 and 2012, gas production in the Austral basin was affected by labor strikes.

We do not maintain insurance coverage for business interruptions, including business interruptions caused by labor actions. Strikes, picketing or other types of conflict with the unionized personnel may adversely affect our results of operations and financial condition.

Our operations could cause environmental damage, and any changes in environmental laws or regulations may increase our operational costs.

Some of our operations are subject to environmental risks that may arise unexpectedly and result in material adverse effects on our results of operations and financial condition. In addition, the occurrence of any of these risks could result in personal injuries, loss of life, environmental damage, clean-up and repair expenses, equipment damage and liability in civil and administrative proceedings. We cannot assure you that we will not incur additional costs related to the environment in the future, which could negatively impact our results of operations and financial condition. In addition, we cannot assure you that the insurance coverage that we maintain is adequate to cover the losses that may potentially arise from these environmental risks.

Furthermore, we are subject to extensive environmental laws and regulations both in Argentina and in the other countries in which we operate. Local, provincial and national authorities in Argentina and other countries where we operate may implement new environmental laws and regulations, and are moving towards more stringent enforcement of existing environmental laws and regulations, both of which may require us to incur higher compliance costs. For example, various initiatives in regions outside of Argentina have been made or proposed to regulate hydraulic fracturing processes (which involve injecting water, sand and small volumes of chemicals into the wellbore to fracture the hydrocarbon-bearing rock thousands of feet below the surface to facilitate higher flow of hydrocarbons into the wellbore), and drilling activities for non-conventional oil and gas reserves. The imposition of stringent regulatory and permitting requirements related to these practices in Argentina could significantly increase our cost of doing business.

We cannot predict the overall effects of implementing new environmental laws and regulations and/or the more stringent enforcement of existing environmental laws and regulations on our financial condition and results of operations.

Risks Relating to Our Shares and ADSs

Our principal shareholders can exercise control over the Company.

As of the date of this Annual Report, Petrobras holds 67.2%of our capital stock and voting rights and the ANSES holds approximately 11.8% of our shares and voting rights. Petrobras will be able to determine or exercise significant influence on substantially all matters requiring approval by a majority of our shareholders, including the election of a majority of our directors. Petrobras will also direct our operations and may be able to cause or prevent a change in our control. See “Item 7. Major Shareholders and Related Party Transactions.”

Restrictions on capital outflows imposed by Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the shares underlying the ADSs.

Argentine law currently permits the government to impose temporary restrictions on capital movements in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. Additionally, commencing in October 2011, new regulations have been introduced by the Argentine government regarding the transfer of foreign currency abroad. See “Item 3. Key Information—Exchange Controls.” We cannot assure you that Argentina will not impose restrictions on capital outflows and/or foreign exchange which could impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of shares, as the case may be, from pesos into U.S. dollars and the remittance of the U.S. dollars abroad.

Under the terms of our Deposit Agreement with the depositary for the ADSs, the depositary will convert any cash dividend or other cash distribution we pay on the shares underlying the ADSs into U.S. dollars if, in the judgment of the depositary, that conversion can be made on a practicable basis, and shall distribute such U.S. dollars in accordance with the Deposit Agreement, subject, in each case, to any restrictions under Argentine laws or regulations or applicable permits issued by an Argentine governmental body. If the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the dividend distribution.

Under Argentine law, shareholder rights may be different from those in other jurisdictions.

Our corporate affairs are governed by our bylaws and Law No. 19,550 (the “Argentine Companies Law”), which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in other jurisdictions outside Argentina. In addition, rules governing the Argentine securities markets are different and may be subject to different enforcement in Argentina than in other jurisdictions.

Sales of a substantial number of shares could decrease the market prices of our shares and the ADSs.

Petrobras owns shares representing a significant majority of our capital stock. Sales of a substantial number of shares or ADSs by Petrobras, the ANSES, or any other future significant shareholder, or the anticipation of such sales, could decrease the trading price of our shares and ADSs.

You may be unable to exercise preemptive, accretion or other rights with respect to the shares underlying your ADSs.

You may not be able to exercise the preemptive or accretion rights relating to the shares underlying your ADSs (see “Item 10. Additional Information—Preemptive Rights”) unless a registration statement under the U.S. Securities Act of 1933 (the “Securities Act”) is made effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, you may receive only the net proceeds from the sale of your preemptive rights by the depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse. As a result, U.S. holders of our shares or ADSs may suffer dilution of their interest in our company upon future capital increases.

In addition, under the Argentine Companies Law, foreign companies that own shares in an Argentine corporation are required to register with the Inspección General de Justicia (Superintendency of Legal Entities, or the “IGJ”) in order to exercise certain shareholder rights, including voting rights. If you own our shares directly (rather than in the form of ADSs) and you are a non-Argentine company and you fail to register with the IGJ, your ability to exercise your rights as a holder of our shares may be limited.

You may be unable to exercise voting rights with respect to the shares underlying your ADSs at our shareholders’ meetings.

The depositary will be treated by us for all purposes as the shareholder with respect to the shares underlying your ADSs. As a holder of American Depositary Receipts (“ADRs”) representing the ADSs being held by the depositary in your name, you will not have direct shareholder rights and may exercise voting rights with respect to the shares represented by the ADSs only in accordance with the Deposit Agreement relating to the ADSs. There are no provisions under Argentine law or under our bylaws that limit the exercise by ADS holders of their voting rights through the depositary with respect to the underlying shares. However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. ADS holders may be unable to exercise voting rights with respect to the shares underlying the ADSs as a result of these practical limitations.

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

Item 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT

History

Petrobras Argentina S.A.

PESA is a corporation (sociedad anónima) organized and existing under the laws of Argentina and registered on November 17, 1947 with the Public Registry of Commerce, under No. 759, page 569, Book 47, Volume A, with a term of duration expiring June 18, 2046. Our principal place of business is located at Maipú 1, (C1084ABA), Buenos Aires, Argentina. Telephone: 54-11-4344-6000, fax 54-11-4344-6315 and web site at www.petrobras.com.ar. Our process agent in the United States for certain contracts is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011. Our authorized representative in the United States for our registration statement with the SEC is Puglisi Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

We are an integrated energy company, engaged in oil and gas exploration and production, refining, petrochemicals, electricity generation and transmission, and hydrocarbon marketing and transportation. As of December 31, 2012, we maintained operations primarily in Argentina, and to a lesser extent in Bolivia, Ecuador, Mexico and Venezuela. Our operations are currently divided into four business segments that are in turn supported by corporate functions. The four business segments are: (1) Oil and Gas Exploration and Production, (2) Gas and Energy, (3) Refining and Distribution, and (4) Petrochemicals.

PESA was founded in 1946 under the name “Compañía Naviera Pérez Companc” as a shipping company by the Pérez Companc family. In the mid-1950s, the Company began its forestry operations when it acquired an important forestry area in northeastern Argentina. In the 1960s, it began servicing oil wells; over time, its maritime operations were gradually discontinued and replaced by oil-related activities.

The development of our oil and gas business is marked by two significant events. The first occurred in 1991 when we were awarded concessions to operate Puesto Hernández, one of the most important oil fields in Argentina in terms of reserves and production, located in the provinces of Neuquén and Mendoza, and the Faro Vírgenes and Santa Cruz areas in the Austral basin, located in the province of Santa Cruz. As a result of these concessions, we have become one of the largest oil and gas producers in Argentina.

The second event that was a key factor in our oil and gas operations growth occurred in March 1994 when PESA was awarded the Oritupano-Leona area in Venezuela. This was the first step towards a significant regional expansion of our businesses.

Between 1990 and 1994, many state-owned enterprises were privatized in Argentina. As a result, PESA acquired interests in companies operating in the natural gas transportation and distribution, electricity generation, transmission and distribution, oil transportation, storage and shipment and refining sectors. These activities have since that time formed our core business.

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

Corporate reorganization of PESA and PEPSA

On September 2, 2008, the respective boards of directors of PESA and PEPSA each approved a preliminary agreement for the merger of the companies through the absorption of PEPSA by PESA. The effective merger date was set at January 1, 2009. As of that date, all assets, liabilities, rights and obligations of the absorbed company were incorporated into Petrobras Energía. Immediately following the merger, Petrobras continued holding 67.2% of the outstanding shares of Petrobras Energía.

On January 30, 2009, the respective special shareholders’ meetings of PESA and PEPSA approved the merger of the companies, pursuant to which PEPSA was merged and absorbed into PESA, as surviving company. The respective boards of directors of PESA and PEPSA each approved the merger agreement between the two companies on April 14, 2009. This reorganization was authorized by Resolution No. 16,131 and subsequently registered with the IGJ.

As a result of such corporate reorganization, shareholders of PEPSA received shares of PESA (in the United States, in the form of ADSs), and the ADSs of PEPSA were removed from listing on the NYSE and from registration with the SEC. Immediately subsequent to this exchange of shares, ADSs, each representing 10 Class B shares of PESA, were listed and began trading on the NYSE.

Change of corporate name

On March 27, 2009, the general regular and special shareholders’ meeting of PESA approved the change of the Company’s corporate name to Petrobras Argentina S.A., which became effective on July 19, 2010, at which time the CNV notified PESA of the registration of the change of its corporate name with the IGJ.

Capital Expenditures and Divestitures

For a description of our capital expenditures see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

For a description of our most significant recent divestitures, see “Item 4. Information on the Company—Oil and Gas Exploration and Production—Production—Production Outside Argentina—Ecuador,” “—Gas and Energy—Electricity—Our investment in Distrilec/EDESUR,” “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Consolidated Results of Operations—Sale of the Fertilizers Business,” “—Divestment of Innova” and “—Divestment of the San Lorenzo refinery and other assets associated with the Refining and Distribution business segment.”

BUSINESS OVERVIEW

Our Strategy

Our long-term strategy is to grow as an integrated energy company in Argentina, while being a leader in profitability as well as social and environmental responsibility.

The main points of this strategy are:

•	Setting our focus on our Argentine operations.

•	Increasing oil and gas reserves and maintaining production levels through profitable operations with a commitment to social and environmental responsibility.

•	Seeking profitability in the downstream business in Argentina, through a balanced crude production—refining—logistics—distribution chain.

•	Generating energy solutions through the development of businesses in the Gas and Energy segment.

•	Maintaining our position in styrenics markets.

•	Maintaining financial solvency, while pursuing operating and management efficiency and the development of human resources.

In order to fulfill this strategy, we consider the following to be essential:

•	A commitment to protecting the quality of our goods and services, the environment and the health and safety of our employees, contractors and neighboring communities.

•	Adoption of, and compliance with, corporate governance practices consistent with recognized best practices.

•	Maintenance of a management style that favors communication and teamwork, fostered by the value of the people that work in our organization.

•	Developing new business opportunities in order to maximize potential synergies and capitalize on complementary business opportunities with Petrobras.

We currently manage our activities, with the support of a corporate center, in four business segments: (1) Oil and Gas Exploration and Production, (2) Gas and Energy, (3) Refining and Distribution, and (4) Petrochemicals.

Our Principal Market

PESA is an Argentine sociedad anónima. As of December 31, 2012, approximately 80% of our total assets, 99% of our net sales, 89% of our combined crude oil and gas production and 85% of our proved oil and gas reserves were located in Argentina. Fluctuations in the Argentine economy and actions adopted by the Argentine government have had and may continue to have a significant effect on Argentine private sector entities, including us. Specifically, we have been affected and may in the future be affected by inflation, interest rates, fluctuations in the value of the peso against foreign currencies, price and export controls on oil and oil by-products, business regulations, changes in tax regulations and in general by the political, social and economic environment affecting Argentina and other countries. See “Item 3. Key Information—Risk Factors—Factors Relating to Argentina.”

Historically, the Argentine economy has been characterized by its macroeconomic instability and by periods of low or negative growth and high and variable levels of inflation and currency devaluation. In 1988, 1989 and 1990, the annual inflation rates were approximately 388%, 4,924% and 1,344%, respectively, based on the Argentine consumer price index, and approximately 422%, 5,386% and 798%, respectively, based on the Argentine wholesale price index. As a result of inflationary pressures, the Argentine currency was devalued repeatedly during the 1960s, 1970s and 1980s. Macroeconomic instability led to broad changes in the real exchange rate of the Argentine currency relative to the U.S. dollar. To address these pressures, the Argentine government implemented various plans and utilized a number of exchange rate systems and controls.

In the 1990s, deep and drastic economic reforms were implemented in terms of state reform, privatization of public companies and utilities, and opening of the economy. The pillar of the economic reform was the Convertibility Law enacted in 1991. The Convertibility Law fixed the exchange rate at one Argentine peso per U.S. dollar and required that the Central Bank maintain reserves in gold and foreign currency at least equivalent to the monetary base. Between 1991 and 1997, the economy experienced growth, with exchange stability and low inflation rates.

Partly due to the convertibility model, in 1998 the Argentine economy entered a recession period, hitting its lowest point in December 2001, which resulted in a massive withdrawal of deposits and capital outflow. In light of the situation, following a 10% decrease in GDP, the Argentine government implemented a number of monetary, banking and exchange control measures, which proved to be insufficient and caused a sharp rise in social discontent. This triggered a political, social and economic crisis.

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

The Argentine government then implemented a number of far-reaching initiatives, which included:

•	Pesification of certain assets and liabilities denominated in foreign currency that were held in Argentina;

•

Amendment of the charter of the Central Bank, authorizing it to issue money in excess of the foreign currency reserves, grant short-term loans to the Argentine government and provide financial assistance to financial institutions with liquidity or solvency problems;

•	Pesification of, and elimination of indexing clauses for, utility rates, fixing those rates in pesos at the Ps. 1.00=U.S.$1.00 exchange rate; and

•	Implementation of taxes on hydrocarbon exports and certain related oil products, among others.

In 2002, commercial and financial activities were virtually paralyzed, further aggravating the economic recession, which resulted in a 10.9% decline in GDP. Within this context, the peso devalued 238% against the U.S. dollar and wholesale inflation grew 118.2%. Towards the end of 2002, the Argentine government implemented different measures aimed at stimulating the economy and eliminating certain restrictions to gradually normalize the foreign exchange market and the commercial and financial flow of foreign currency.

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

During that same period, the Argentine government maintained a surplus in its public accounts. In 2005, the Argentine government was able to restructure the debt in default with 76% of creditors accepting the government’s exchange offer proposal, which included reductions in principal amount, term extensions and reductions in interest rates. Early in 2006, Argentina prepaid its debt outstanding with the IMF (around U.S.$10 billion) using freely available Central Bank reserves. Between 2004 and 2008, Argentina recorded primary budget surpluses in excess of 3% of GDP at national levels. According to the Ministry of Economy, the primary surplus fell to 1.5% in 2009, 1.7% in 2010 and 0.3% in 2011, and a primary budget deficit of 0.2% of GDP was recorded in 2012.

According to inflation data published by the INDEC, from 2008 to 2012, the Argentine consumer price index increased 7.2%, 7.7%, 10.9%, 9.5% and 10.8%, respectively; and the wholesale price index increased 8.8%, 10.3%, 14.5%, 12.7% and 13.1%, respectively. However, the INDEC has since 2007 experienced a process of institutional and methodological reforms that have given rise to controversy with respect to the reliability of the information that it produces. Reports published by the International Monetary Fund (the “IMF”) state that their staff uses alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which have shown inflation rates considerably higher than those published by the INDEC since 2007. The IMF has also issued a declaration of censure against Argentina in connection with its breach of its related obligations to the IMF under the Articles of Agreement for failing to make sufficient progress in adopting remedial measures to address the quality of official data, including inflation and GDP data. See “Item 3. Key Information—Risk Factors—Factors Relating to Argentina—Economic and political instability in Argentina has affected and may continue to adversely affect our financial condition and results of operations.”

In 2008, unlike previous years and despite the benefit of record commodity prices, the foreign currency supply did not show a surplus, reserves at the Central Bank stagnated and the nominal exchange rate showed a depreciation, triggered by capital outflows. Within this context, and with the combined effect of an international environment affected by the financial crisis and reduced domestic growth, the Argentine government was unable to raise sufficient voluntary funds to make its foreign debt payments and had to resort mostly to intra-public sector financing. Consequently, Argentine country-risk exhibited a clear upward trend, ultimately reaching approximately 1,800 basis points. In November 2008 the Argentine Congress passed a bill that eliminated the private pension system and provided for a transfer of all assets and liabilities managed by the private pension system to the public pension regime. This allowed the Argentine government access to additional funds in the short term.

In 2009, the Argentine economy was affected by a serious drought that negatively impacted harvests, together with lower commodity prices and reduced external demand resulting from the global crisis. In this context, industrial production suffered a deeper impact than non-industrial activities. The Argentine economy recovered in the second half of the year, resulting in a GDP increase of 0.9%, according to the INDEC. The Argentine trade balance surplus increased to over U.S.$16 billion in 2009, compared to U.S.$12 billion in 2008 and U.S.$11 billion in 2007, as a result of imports contracting more rapidly than exports. Exports were mainly affected by fewer sales of commodities due to the drought. In spite of this significant trade surplus, the reserves at the Central Bank ended the year at levels similar to those recorded at the end of 2008. Private foreign currency demand grew during the first part of the year, but then dropped progressively as a result of more favorable domestic and overseas macroeconomic trends. The peso-dollar exchange rate tracked this evolution, reflecting a higher depreciation rate at the beginning of the year and greater stability in the last months of the period. The exchange rate closed the year at Ps. 3.80 = U.S.$1.00 (a 10% depreciation), with an average rate of Ps. 3.73 = U.S.$1.00 in the twelve-month period.

In 2010, the Argentine economy registered an increase in real GDP of approximately 9%. The increased economic activity during 2010 boosted imports by more than 40%, resulting in the trade balance surplus dropping to U.S.$12 billion, as the increase in imports was only partially offset by an increase of approximately 20% in exports as a consequence of the good harvest and strong international prices. Central Bank reserves increased by over U.S.$4.0 billion in 2010 to approximately U.S.$52.1 billion at the end of the year, in spite of withdrawal of reserves to support payments to sovereign multilateral lenders and bondholders. In May 2010, the Argentine government made a new exchange offer to holders of its pre-2001 bonds that did not participate in the 2005 restructuring, representing an amount of U.S.$18.7 billion. The acceptance rate for the exchange was above 60% of the overall amount. The exchange rate in 2010 averaged Ps. 3.91 = U.S.$1.00, and closed 2010 at Ps. 3.98 = U.S.$1.00.

In 2011, the Argentine economy continued growing, with a further increase in GDP of approximately 9%. A large increase in public expenditures and extention of credit facilities, as well as a good harvest and high international prices, positively impacted internal demand. Financial intermediation, trade and investment in construction were some of the most dynamic sectors. This increase in activity levels resulted in another large increase in imports (approximately 30%), which was partially offset by a 25% increase in exports; thus, the trade balance recorded a U.S.$10.3 billion surplus for the year. Energy imports grew substantially during 2011, resulting in a negative energy trade balance of U.S.$2.9 billion. Despite the trade surplus, the foreign exchange supply was reduced due to lower inflow of funds from loans and direct foreign investment and, primarily, increasing capital outflows as a consequence of portfolio dollarization. The Argentine government continued using free available reserves to pay for its foreign debt maturities and the Central Bank’s reserves dropped by U.S.$5.8 billion, to approximately U.S.$46.3 billion. The exchange rate averaged Ps. 4.13 per U.S.$1.00 in 2011, and closed the year at Ps. 4.30 = U.S.$1.00, 8% higher compared to the previous year-end. Interest rates showed a significant increase, especially during the last quarter. Finally, Argentine country risk reached an annual average of 676 basis points, growing substantially from August 2011 onward, reaching 927 basis points as of December 31, 2011.

Presidential elections held on October 23, 2011 resulted in the reelection of President Cristina Fernández de Kirchner, with 54% of the votes cast.

In 2012, growth in the Argentine economy diminished as compared to 2011, registering a GDP increase of 1.9% according to the INDEC, as a result of domestic and global factors including the European debt crisis, the slowdown of emerging economies, and the effects of a short drought period and a subsequent flood period. Domestic demand was the main factor contributing to the positive variation in GDP. Exports fell 3% compared to the previous year, mainly due to the above mentioned global factors, while imports declined 7%, resulting in a trade surplus of over U.S.$12 billion. Despite such trade surplus, the Central Bank’s reserves closed the year at U.S.$43 billion, as a consequence of the use by the Argentine government of the Central Bank’s reserves to honor sovereign foreign debt commitments.

During 2012, the Central Bank continued implementing an expansive monetary policy. The exchange rate closed at Ps. 4.91 per U.S.$1.00 by the end of the year, representing a 14% year-on-year depreciation of the peso. The Argentine country risk premium ended the year at 981 basis points, as compared to 927 basis points as of December 31, 2011. See “Item 3. Key Information—Risk Factors—Factors Relating to Argentina—Economic and political instability in Argentina has affected and may continue to adversely affect our financial condition and results of operations.”

Argentina’s oil and gas production showed an average decline of 3% in 2012 compared to 2011. The domestic supply of natural gas was supplemented with LNG (liquefied natural gas) imports in the regasification centers in Bahía Blanca and Escobar, and with natural gas imports from Bolivia. Liquid fuel demand followed varied trends. While demand for gasoline exhibited 7% year-on-year growth, diesel oil demand registered an almost 5% shrinkage, mainly affected by reduced industrial activities and grain transportation. Electricity demand recorded a 4.2% increase compared to the previous year.

On March 22, 2012, the Argentine Congress enacted Law No. 26,739, to amend the Central Bank charter and the Convertibility Law. This new law amended the objectives of the Central Bank and removed certain provisions previously in force. Pursuant to the terms of the new law, the Central Bank will focus on promoting monetary and financial stability as well as development with social equity. In addition, the concept of “freely available reserves” was eliminated, granting the Argentine government access to additional reserves to pay debt.

In addition, since late 2011, the Argentine government has also adopted numerous measures to control directly or indirectly foreign trade and foreign exchange markets. See “Item 3. Key Information—Risk Factors—Factors Relating to Argentina—Economic and political instability in Argentina has affected and may continue to adversely affect our financial condition and results of operations.”

OIL AND GAS EXPLORATION AND PRODUCTION

Overview

The core of our operations is the Oil and Gas Exploration and Production business segment, as this is a key link in our business chain. This business segment’s strategy is to increase oil and gas reserves and maintain production levels through profitable operations with a commitment to social and environmental responsibility. This strategy is focused on four main initiatives:

•	Exploration for reserve replacement;

•	Optimization of operations and existing infrastructure as leverage for new projects;

•	Development and monetization of non-conventional gas reserves; and

•	Portfolio management through acquisition of reserves.

As of December 31, 2012, we participated in oil and gas exploration and production activities in Argentina and in other Latin American countries, including Venezuela (through our equity interest in mixed-ownership companies (empresas mixtas)) and Bolivia. In addition, we act as a contractor and provide technical and operating support in Mexico.

As of December 31, 2012, our combined crude oil and natural gas proved reserves, including our share of the reserves of our unconsolidated investees, were estimated at 215.3 million barrels of oil equivalent (“MMboe”) (compared to 223 MMboe as of December 31, 2011), approximately 57% of which were proved developed reserves and approximately 43% of which were proved undeveloped reserves. Crude oil accounted for approximately 41% of our combined proved reserves, while natural gas accounted for approximately 59%. As of December 31, 2012, 85% of our total combined proved reserves were located in Argentina and 15% were located abroad.

During 2012, our combined oil and gas production in Argentina averaged 90,800 barrels of oil equivalent per day, including unconsolidated investees. Our total oil and gas production for this period, including our share in the production of unconsolidated investees, averaged 101,600 barrels of oil equivalent per day (compared to 98,800 barrels of oil equivalent per day in 2011). Crude oil accounted for approximately 52,040 barrels per day, while natural gas accounted for approximately 297.2 million cubic feet per day (“MMcf/d”), or 49,533 barrels of oil equivalent per day based on a measure of conversion of 6,000 cubic feet of gas per barrel of oil equivalent. Approximately 86% of our oil production and 93% of our gas production during 2012 was derived from our operations in Argentina.

On May 31, 2012, we agreed to acquire an additional 39.671% equity interest in Petrolera Entre Lomas S.A. (“PELSA”) from our controlling company Petrobras Participaciones S.L. (“PPSL”) for U.S.$249.4 million, increasing our share in PELSA to 58.881%. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Sale of Companies.” PELSA performs oil and gas exploration and production activities in Argentina, and the remaining shares of PELSA are owned by APCO Oil and Gas International Inc. Sucursal Argentina (“APCO”). As of December 31, 2012, PELSA owned three concessions in oil and gas production areas in Argentina, of which the Entre Lomas field (in the Provinces of Neuquén and Río Negro) is the most important. PELSA holds a 73.15% interest in the Entre Lomas field, in which APCO holds 23% and we hold a 3.85% stake.

Integration with our Refining and Distribution business segment enables us to process a large part of our crude oil production in Argentina. The Genelba thermal power plant (“Genelba”) allows us to use approximately 100 million cubic feet of natural gas per day and Genelba Plus (as defined below), placed contiguous to Genelba, uses 37 million cubic feet of natural gas per day, supplied mainly with our own production. In addition, in Argentina our Oil and Gas Exploration and Production business segment supplies gas to our Petrochemical and Refining operations.

Our Oil and Gas Exploration and Production Interests

As is common in the Oil and Gas Exploration and Production business, we generally participate in exploration and production activities in conjunction with joint venture partners. Contractual arrangements among participants in a joint venture are usually governed by an operating agreement, which provides that costs, entitlements to production and liabilities are to be shared according to each party’s percentage interest in the joint venture. One party of the joint venture is usually appointed as operator and is responsible for conducting the operations under the overall supervision and control of an operating committee that consists of representatives of each party to the joint venture. While operating agreements generally provide for liabilities to be borne by the participants according to their respective percentage interest, licenses issued by the relevant governmental authority generally provide that participants in joint ventures are jointly and severally liable for their obligations to that governmental authority pursuant to the applicable license. In addition to their interest in field production, contractual operators are generally paid their indirect administrative expenses on a monthly basis by their partners in proportion to their participation in the relevant field.

As of December 31, 2012, we had interests in 39 blocks: 23 oil and gas production blocks (18 in Argentina and five outside Argentina) and 16 exploration blocks located within exploration areas or pending authorization for production (all of them located in Argentina). As of December 31, 2012, we were directly or indirectly the contractual operator of 26 of the 39 blocks in which we had an interest.

Veta Escondida Exploitation Concession

On April 4, 2012, we were served notice of a decision of the government of the Province of Neuquén to terminate the Company’s production concession in the Veta Escondida area. The Company has sought judicial relief, maintaining that it has complied with all requirements under the concession and that it did not commit any breaches which would support the decision adopted by the government of Neuquén.

The Company understands that under the terms of the concession granted and the understanding reached with the Province of Neuquén in connection with the negotiation of the extension of the Veta Escondida concession as reflected in the Memorandum of Agreement dated December 10, 2008, ratified by the Provincial Executive Branch of Neuquén, the concession is scheduled to terminate by 2027.

On June 28, 2012, the Company was served with an order rendered by the Argentine Supreme Court, upholding the provisional remedy obtained by the Company from the lower courts and instructing the Province of Neuquén to refrain from executing the termination of the concession until a ruling on the merits of the case is delivered.

As of December 31, 2012, our total gross and net productive wells were as follows:

	Oil	Gas	Total
Gross productive wells (1)	3,152	366	3,518
Net productive wells (2)	1,658	255	1,913

(1)	Refers to number of wells completed.
(2)	Refers to fractional ownership working interest in gross wells.

As of December 31, 2012, our total production and exploration acreage, both gross and net, was as follows:

	Acreage
	Production (1)		Exploration (2)
	Gross	Net (3)	Gross		Net (3)
	(in thousands of acres)
Argentina	4,123	2,784	15,974	(4)	5,331	(5)
Venezuela	485	126	—		—
Bolivia	56	56	—		—

Total	4,664	2,966	15,974		5,331

(1)	Includes all areas in which we produce commercial quantities of oil and gas or areas in the development stage.
(2)	Includes all areas in which we are allowed to perform exploration activities but where commercial quantities of oil and gas are not produced, plus areas that are not in the development stage.
(3)	Represents our fractional ownership working interest in the gross acreage.
(4)	Includes 14,300 thousand exploration acres in offshore areas.
(5)	Includes 4,139 thousand exploration acres in offshore areas.

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

	Year ended December 31,
	2012			2011			2010
	Argentina	Venezuela	Rest of Latin America	Argentina	Venezuela	Rest of Latin America	Argentina	Venezuela	Rest of Latin America
Gross wells drilled:
Production:
Development wells:
Oil	86	8	—	95	12	—	87	14	—
Gas	11	—	2	14	—	—	7	—	—
Dry wells	—	1	—	—	1	—	—	—	—

Total	97	9	2	109	13	—	94	14	—

Exploration:
Exploratory wells:
Oil	—	1	—	3	—	—	2	—	—
Gas	2	—	—	—	—	—	—	—	—
Dry wells	3	—	—	2	—	—	3	—	—

Total	5	1	—	5	—	—	5	—	—

Net wells drilled:
Production:
Productive wells:
Oil	69	2	—	55	3	—	53	4	—
Gas	9	—	2	10	—	—	5	—	—
Dry wells	—	—	—	—	—	—	—	—	—

Total	78	2	2	65	3	—	58	4	—

Exploration:
Discovery wells:
Oil	—	—	—	1	—	—	2	—	—
Gas	1	—	—	—	—	—	—	—	—
Dry wells	3	—	—	1	—	—	2	—	—

Total	4	—	—	2	—	—	4	—	—

Production

Argentine Oil and Gas Production

Rights to develop oil and gas fields in Argentina are currently awarded by the provincial governments through concessions and exploration permits. Concessions are generally granted for periods of 25 years and are typically renewable for a maximum term of ten years, and permits are generally granted for initial periods of four years. Concessionaires in Argentina are entitled to gross proceeds from production sales. All permanent fixtures, materials and equipment are under the control of the concessionaire, although they revert to the Argentine government at the end of the concession. Royalties based on production are paid to the respective Argentine provinces. Pursuant to the Hydrocarbons Law, concessionaires must pay royalties equivalent to 12% of the wellhead price of crude oil and natural gas, and a province may require the payment of a higher royalty rate upon renewal of a concession. The wellhead price is calculated by deducting freight and other sales related expenses from the sale prices obtained from transactions with third parties.

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

As of December 31, 2012, we owned 18 concessions in oil and gas production areas in Argentina. Our production is concentrated in four basins: the Neuquén, Austral, San Jorge and Noroeste basins. In the Neuquén basin—the most important basin in Argentina in terms of oil and gas production—we own approximately 589,000 net acres. Our most important fields in the Neuquén basin are Puesto Hernández, 25 de Mayo-Medanito S.E., El Mangrullo and Sierra Chata. In the Austral basin, we own approximately 1,910,000 net acres, with Santa Cruz I and Santa Cruz II being our main concessions. As of December 31, 2012, we had 3,257 productive wells in Argentina.

For the year 2012, our average daily production was 44,769 barrels of crude oil and 276.2 million cubic feet of natural gas, representing increases of 12.3% and 0.1%, respectively, compared to 2011, due mainly to the acquisition of an additional 39,671% of the share capital of PELSA.

During 2012, according to the SE, oil production in Argentina declined to an average of 572,440 barrels per day, a decrease of 6% compared to 2011. Gas production decreased 2% to 4.5 billion cubic feet. In 2012, our oil production and our gas production accounted for approximately 7% and 6% of total oil production and gas production in Argentina, respectively, and positioned us as the third producer of oil and the fourth producer of gas in the country.

In 2012, we carried out investment plans aligned with our reserves replacement and production goals, as a means to achieve sustainable growth. Our capital expenditures included the drilling of 54 producing wells, repairing 90 producing wells, mainly in the Neuquén basin, and expanding secondary recovery projects and surface facilities in several areas in which we operate.

Production Outside Argentina

As of December 31, 2012, 15% of our combined proved reserves were located outside Argentina. In addition, as of December 31, 2012, approximately 14% of our oil production and 7% of our gas production came from outside Argentina. As of that date, we had working interests in five oil and gas production blocks outside Argentina: Oritupano Leona, La Concepción, Acema and Mata (through direct and indirect equity interests in mixed-ownership companies, including Petroritupano S.A., Petroven-Bras S.A., Petrowayú S.A. and Petrokariña S.A.) in Venezuela, and Colpa Caranda in Bolivia.

Venezuela

During 2012, oil and gas production attributable to our operations in Venezuela averaged 6,790 barrels of oil equivalent per day, representing 6.7% of our daily production and a decrease of 18.6% compared to 2011. Our four areas in Venezuela, operated by mixed-ownership companies, had an aggregate of 198 productive wells.

Mixed-ownership companies are required to sell all liquid hydrocarbons and the associated natural gas they produce to Petróleos de Venezuela S.A. (“PDVSA”) by reference to a price formula that uses international benchmarks such as the price of WTI crude and the cost of well test services (“WTS”).

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

In 2008, the Venezuelan government enacted the “Law of Special Contribution to Extraordinary Prices in the International Hydrocarbons Market”, introducing a special tax payable by companies exporting or transporting liquid hydrocarbons and oil by-products outside Venezuela, to be applied when the average price of the basket of Venezuelan liquid hydrocarbons exceeded U.S.$70 per barrel.

In 2011, the special tax payable under the above mentioned law was replaced with two special contributions, one for “extraordinary” prices and another for “exorbitant” prices, to be applied to the difference between the price set forth by the Venezuelan national budget and the monthly average of international prices of the basket of Venezuelan liquid hydrocarbons. These special contributions are recorded by mixed-ownership companies as selling expenses in their financial statements and negatively impact the earnings of such mixed-ownership companies.

Bolivia

In 2012, our net daily production in Bolivia under the economic interest method was 4,000 barrels of oil equivalent, or 3.9% of our total production. Of this amount, 18.6 MMcf/d corresponded to gas production and 885 barrels of oil per day corresponded to liquid hydrocarbons, including LPG.

As of December 31, 2012, we held a 100% interest in the Colpa Caranda Block in Bolivia. The Colpa Caranda Block covers approximately 56,000 net acres located in the Sub Andina Central basin and has 60 producing wells. These fields, which originally exported gas to Argentina, currently deliver gas primarily to the Santa Cruz-São Paulo pipeline that transports gas to Brazil.

As of December 31, 2008, estimated proved oil and gas reserves attributable to our operations in Bolivia amounted to 23 MMboe. However, on January 25, 2009, Bolivia adopted a new constitution that prohibits private ownership of the country’s oil and gas resources. In light of the new constitution, we were required to write off all of our proved reserves in Bolivia at the end of 2009.

We have operated the Colpa Caranda Block in Bolivia since 1989. Under a contract signed in October 2006 with the Bolivian national oil company, Yacimientos Petroliferos Fiscales Bolivianos (“YPFB”), we currently perform exploration and production activities at our own risk and for our own account in the Colpa Caranda Block, but on behalf and in the name of YPFB. The agreement was approved on April 23, 2007 and became effective on May 2, 2007. Under this agreement, YPFB owns the hydrocarbons and pays royalties, direct interest and direct tax on hydrocarbons, which in the aggregate amount to 50% of the production valued on the basis of sales prices net of transport costs charged for use of pipelines from the Colpa fields to Brazil. Of the remaining amounts, 80% is used to pay for operating services provided by us, including depreciation. The balance is shared between YPFB and us on the basis of an index calculated based on production volumes, depreciation rates, prices and taxes paid, among other items.

Ecuador

On October 31, 2008, EcuadorTLC S.A., Teikoku Oil Ecuador and Petroecuador, among others, executed a series of amendatory agreements regulating the operation of Block 18 and Palo Azul Unified Field (the “Amendatory Agreements”), while the parties negotiated the migration to a new contract modality.

On July 26, 2010, the Hydrocarbon Law in force in Ecuador was amended to provide for, among other things, the obligation to migrate to a new contract modality before November 24, 2010.

The Company decided not to accept the final proposal received from the Ecuadorian government to migrate from the original arrangements to service agreements in Block 18 and the Palo Azul Unified Field. Consequently, through a Resolution dated November 25, 2010, the Hydrocarbon Secretary notified EcuadorTLC S.A. of the termination of the participation agreements and instructed Petroamazonas EP to undertake the operational transition process. Until November 25, 2010, our oil production in Ecuador averaged 2,300 barrels per day, accounting for 2.3% of our total average daily production in barrels of oil equivalent.

Section 9 of the Amendatory Agreements provides that the Ecuadorian government must compensate the terminated parties in an amount equivalent to unamortized investments adjusted by reference to a variable rate, and provides for a period of time for the Ecuadorian government and the terminated parties to work out the details of the termination payment.

On March 18, 2011, the Hydrocarbon Secretary issued Official Notice No. 626 to inform the Company that it was analyzing and structuring a new regulatory framework to determine a settlement price for the termination, to be applied instead of the provisions of the Amendatory Agreements. On April 11, 2011, the Company filed an answer to Official Notice No. 626 rejecting the terms thereof and claiming that the same did not comply with the conditions set forth in the Amendatory Agreements. In this respect, the Company informed the Hydrocarbon Secretary that it would continue to seek compliance with the terms of the Amendatory Agreements.

In the absence of further action by the Ecuadorian government, on December 9, 2011, Petrobras Argentina sent a notice to the Ecuadorian government informing it of the existence of a dispute under the terms of the Treaty for the Promotion and Reciprocal Protection of Investments previously entered into between Argentina and Ecuador.

Under the treaty, this implies the opening of a negotiation period prior to possible arbitration to seek enforcement of the provisions of the Amendatory Agreements.

As of December 31, 2012 we recorded an allowance of Ps. 263 million to write down the other current receivables to the best estimate of the amount receivable under the Amendatory Agreements for the variable rate adjustment. The recognition of this impairment cannot be deemed as a waiver of the Company’s right to receive the compensation provided for in the Amendatory Agreements.

As of the date of this Annual Report, the Company has taken all the necessary procedural steps to preserve its rights to receive from the Ecuadorian government the compensation provided for in the Amendatory Agreements.

Ship or Pay Obligations with OCP

We continue to maintain a presence in Ecuador through our equity share in Oleoducto de Crudos Pesados S.A. (“OCP”).

Starting November 10, 2003, the Company entered into a “Ship or Pay” agreement with OCP, whereby it secured an oil transportation capacity of 80,000 barrels per day for a 15-year term.

Under this agreement, the Company must comply with its contractual obligations for the aggregate committed capacity, regardless of the amount of crude oil actually transported, and pay a rate that covers OCP’s operating costs and financial services, among other items.

While the Amendatory Agreements remained in force, transportation capacity costs invoiced by OCP were charged on a monthly basis. Costs related to the crude oil volume actually transported were charged to “Administrative and selling expenses,” while the portion of costs related to the unused committed transportation capacity was shown under “Other operating expenses.”

The Company is entitled to sell transportation capacity through OCP’s pipeline to mitigate the negative effect of excess contracted capacity. In this respect, the Company periodically negotiates the sale of committed transportation capacity. On December 31, 2008, the Company and Petroecuador entered into an agreement under which, as from January 1, 2009, transportation of crude oil through OCP’s pipeline will be charged by Petroecuador to the transportation capacity committed to under the agreement entered into between the Company and OCP, up to a maximum of 70,000 barrels per day. In addition, the Company sold transportation capacity for approximately 8,000 oil barrels per day to third parties for the July 2004-January 2012 period. In October 2008, 40% of the net contractual commitment was assumed by Teikoku Oil Ecuador, as consideration for the assignment to the Company of a 40% interest in Block 18 and Palo Azul.

Upon termination of the operations in Block 18, EcuadorTLC recognized liabilities amounting to Ps 342 million as of December 31, 2010 for contract termination costs that will continue to be incurred under the Ship or Pay contract with OCP for the expected loss on the net committed transportation capacity. As of December 31, 2012, related current and non-current liabilities amounted to Ps. 97 million and Ps. 283 million, respectively. The obligations associated with the Ship or Pay contract expire in 2018.

Statistical Information Relating to Oil and Gas Production

The following table sets forth our oil and gas production during 2012. Production figures represent our working interest in production (and are therefore net to us). In addition, the table includes our working interest in each field, the number of producing wells and the expiration date of the concessions, in each case as of December 31, 2012. Although some of these concessions may be extended at their expiration, the expiration dates set forth below do not include any extensions.

			2012 Production			Oil and Gas Wells
Production Areas	Location	Basin	Oil (1)	Gas (2)	Oil Equivalent (3)		Interest		Expiration
Argentina:
25 de Mayo – Medanito S.E.	La Pampa and Río Negro	Neuquén	3,730	3,188	4,261	643	100.00%		2016
El Mangrullo	Neuquén	Neuquén	33	18,160	3,060	17	100.00%		2025
Jagüel de los Machos	Río Negro and La Pampa	Neuquén	2,702	3,817	3,338	197	100.00%		2015
Puesto Hernández	Mendoza and Neuquén	Neuquén	1,689	—	1,689	682	38.45%		2016
Bajada del Palo	Neuquén	Neuquén	779	1,204	980	77	77.00	%(7)	2025
Santa Cruz II	Santa Cruz	Austral	443	3,028	948	66	100.00%		2017/2028
Río Neuquén	Río Negro and Neuquén	Neuquén	368	11,463	2,279	128	100.00%		2017/2027
Entre Lomas	Río Negro and Neuquén	Neuquén	2,038	2,902	2,522	496	77.00	%(7)	2016/2026
Aguada de la Arena	Neuquén	Neuquén	49	5,596	982	13	80.00%		2036
Santa Cruz I.	Santa Cruz	Austral	1,220	36,764	7,347	113	71.00%		2017/2035
Sierra Chata	Neuquén	Neuquén	54	9,545	1,645	59	45.55%		2023
Atuel Norte	Mendoza	Neuquén	3	—	3	6	33.33	%(6)	2015
La Tapera – Puesto Quiroga	Chubut	San Jorge	61	—	61	—	35.67	%(6)	2017
El Tordillo	Chubut	San Jorge	2,172	—	2,172	664	35.67	%(6)	2017
Aguaragüe	Salta	Noroeste	78	3,503	662	36	15.00	%(6)	2017/2023
Estancia Agua Fresca	Santa Cruz	Austral	626	1,168	821	17	50.00%		2034
Gobernador Ayala	Mendoza	Neuquén	145	—	145	27	22.51	%(6)	2036
Charco del Palenque	Río Negro	Neuquén	195	748	320	16	77.00	%(7)	2038

Total Argentina			16,385	101,086	33,233	3,257

Outside Argentina:
Colpa Caranda (4)	Bolivia	Sub Andina	324	6,809	1,459	63	100.00%		2029
Oritupano Leona (5)	Venezuela	Oriental	1,305	—	1,305	112	22.00	%(6)	2025
Acema (5)	Venezuela	Oriental	69	204	103	13	34.49	%(6)	2025
La Concepción (5)	Venezuela	Lago Maracaibo	782	682	896	57	36.00	%(6)	2025
Mata (5)	Venezuela	Oriental	181	0	181	16	34.49	%(6)	2025
Total Outside Argentina			2,661	7,695	3,944	261

Total			19,046	108,781	37,177	3,518

(1)	In thousands of barrels.
(2)	In millions of cubic feet.
(3)	In thousands of barrels of oil equivalent. Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per barrel of oil equivalent.
(4)	Production from Colpa Caranda block was calculated using the economic interest method.
(5)	Indirect interests through mixed-ownership companies.
(6)	Areas operated by third parties.
(7)	Until June 1, 2012 our working interest in this area’s production was 17.90%.

The following table sets forth our average daily production of oil, including other liquid hydrocarbons, for the fiscal years ended December 31, 2012, 2011 and 2010. This table includes our net share of production of consolidated subsidiaries, companies under joint control and unconsolidated investees.

	Year ended December 31,
	2012	2011	2010
	(average barrels per day)
Argentina	44,769	39,863	40,003
Venezuela	6,387	7,756	7,545
Rest of Latin America	885	946	3,468

Total	52,040	48,565	51,016

The following table sets forth our average daily gas production for the fiscal years ended December 31, 2012, 2011 and 2010. This table includes our net share of production of consolidated subsidiaries, companies under joint control and unconsolidated investees.

	Year ended December 31,
	2012	2011	2010
	(average thousands of cubic feet per day)
Argentina	276,191	275,786	276,805
Venezuela	2,420	3,534	4,236
Rest of Latin America	18,605	21,906	26,146

Total	297,216	301,226	307,187

The following table sets forth the average sales price per barrel of oil and per million cubic feet of gas for each geographic area for the fiscal years ended December 31, 2012, 2011 and 2010, of our consolidated subsidiaries, companies under joint control and unconsolidated investees.

	Year ended December 31,
	2012	2011	2010
Argentina:
Oil (in pesos per barrel of oil)	320.5	240.1	190.3
Gas (in pesos per thousand cubic feet)	8.8	7.3	6.2

Venezuela(1) :
Oil (in pesos per barrel of oil)	408.3	369.2	274.6

Rest of Latin America(2):
Oil (in pesos per barrel of oil)	90.4	79.7	243.8
Gas (in pesos per thousand cubic feet)	37.4	30.6	23.2

(1)	Figures are translated into Argentine pesos at historic exchange rates, calculated as the average of rates for each year.
(2)	Figures are translated into Argentine pesos at historic exchange rates, calculated as the average of monthly average exchange rates for each year.

The following table sets forth our average operating cost, royalties and depreciation cost of oil and gas fields in each geographic area for the fiscal years ended December 31, 2012, 2011 and 2010. This table includes our net share of production of our consolidated subsidiaries, companies under joint control and unconsolidated investees.

	Year ended December 31,
	2012	2011	2010
	(in pesos per barrel of oil equivalent)
Argentina:
Operating cost	60.08	43.57	31.81
Royalties	24.85	18.45	14.56
Depreciation	45.12	31.91	26.51

Total	130.05	93.93	72.88

Venezuela(1) :
Operating cost	103.74	60.16	59.37
Royalties	102.19	92.71	85.16
Depreciation	46.38	39.18	41.31

Total	252.31	192.05	185.84

Rest of Latin America(2):
Operating cost	27.44	21.57	23.38
Royalties	—	—	22.05
Depreciation	15.46	11.62	10.30

Total	42.90	33.19	55.73

(1)	Figures are translated into Argentine pesos at historic exchange rates, calculated as the average of rates for each year.
(2)	Figures are translated into Argentine pesos at historic exchange rates, calculated as the average of monthly average exchange rates for each year.

Exploration

Our strategy is focused on constantly searching for new exploration opportunities aligned with our growth targets. In Argentina, we own substantial acreage containing undeveloped reservoirs of non-conventional energy sources, including both shale oil and shale gas in the Neuquén basin, and shale oil in the Austral basin. In the coming years, we expect to focus on these areas as well as conventional reservoirs that are located close to infrastructure.

The following table lists our exploration areas in Argentina as of December 31, 2012, the location and basin of each area, our net working interest and the expiration date for the exploration authorization.

	Location	Basin	Interest		Expiration
Argentina:
Glencross	Santa Cruz	Austral	87.00%		2033
Estancia Chiripá	Santa Cruz	Austral	87.00%		2033
Agua Amarga	Río Negro	Neuquén	46.92%		2016
Parva Negra	Neuquén	Neuquén	100.00%		(1)
Cerro Hamaca Norte	Mendoza	Neuquén	39.64	%(2)	(1)
Puesto Oliverio	Santa Cruz	Austral	50.00%		2037
El Campamento	Santa Cruz	Austral	50.00%		2037
El Cerrito Oeste	Santa Cruz	Austral	50.00%		2037
Chirete	Salta	Noroeste	100.00%		2014
Rio Colorado	Salta	Noroeste	30.00	%(2)	2014
Enarsa 1	Continental Shelf	Offshore Argentina	25.00	%(2)	2020
Enarsa 3	Continental Shelf	Offshore Argentina	35.00%		2020
Río Atuel	Mendoza	Neuquén	33.33	%(2)	2015
Borde del Limay	Neuquén	Neuquén	85.00%		2015
Los Vértices	Neuquén	Neuquén	85.00%		2015
Veta Escondida(3) and Rincón de Aranda	Neuquén	Neuquén	55.00%		2027

(1)	We have filed an application for a production concession with respect to this field, which is still pending approval as of the date of this Annual Report.
(2)	Areas operated by third parties.
(3)	The Veta Escondida concession has been revoked as of April 4, 2012. See “—Our Oil and Gas Exploration and Production Interests—Veta Escondida Exploitation Concession.”

Exploration in Argentina

As of December 31, 2012, we held interests in approximately 16,431,000 gross exploration acres in Argentina, of which approximately 1,482,000 were located in shale oil/shale gas areas.

In 2012, we drilled five onshore exploration wells: three in the Austral basin and two in the Neuquén basin. Two of these, Estancia Campos x-1 and La Cancha Austral x-1, both in the Austral basin, were productive wells, while the others, Estancia Agua Fresca xp-35, Borde Limay x-1 and Los Vértices x-1, were dry wells.

In June 2012, we announced the discovery of a new field in the Estancia Agua Fresca Exploitation Concession area, located in the province of Santa Cruz. This finding resulted from the drilling of the La Cancha Austral x-1 exploration well, at a depth of 3,020 meters. Preliminary test results indicate the presence of gas and oil, with estimated volumes of approximately 6 million barrels of oil equivalent.

In November 2012, we announced a second new discovery. This discovery involves a new field in the northern area of the Puesto Peter Exploitation Concession, also in the province of Santa Cruz. The hydrocarbon discovery in Springhill formation, at a depth of 3,255 meters, was made while drilling the Estancia Campos x-1 exploration well. Preliminary test results indicate the presence of gas and oil, with estimated volumes of approximately 11 million barrels of oil equivalent.

In December 2012, we also began drilling the Rincón de Aranda x-1001 well with a shale oil target in Vaca Muerta Formation in the Neuquén basin. In the Austral basin, during the drilling of the Estancia Campos x-1 well, 57 meters of Palermo Aike Formation were sampled for petrophysics and geochemical analysis to assess the potential for shale oil.

In March 2013, we made a new oil and gas discovery in the area of the La Paz exploitation concession, in the province of Santa Cruz. This discovery of hydrocarbons occurred during the trial drilling of the La Paz-12 development well, at a depth of 3,307 meters. The trial recorded production of 33 cubic meters per day of oil. We intend to continue with further studies to determine the potential of this discovery.

We own with potential for both shale oil and shale gas in the Neuquén basin, and to shale oil in the Austral basin. The development of non-conventional resources will demand major capital investments. See “Item 5. Operating and Financial Review and Prospects—Future Capital Requirements—Oil and Gas exploration and Production.”

Reserves

We believe our estimates of remaining proved recoverable oil and gas reserve volumes to be reasonable. Pursuant to Rule 4-10 of Regulation S-X, promulgated by the SEC, proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs, under existing economic and operating conditions, i.e., prices and cost at the date of estimation. DeGolyer and MacNaughton performed an independent evaluation of our reserves on approximately 76% of our estimated reserves as of December 31, 2012. The reserves not evaluated by DeGolyer and MacNaughton are in areas where we do not act as operator. The evaluation covered 100% of the estimated reserves located in areas operated by us. DeGolyer and MacNaughton evaluated the proved oil and natural gas reserve estimates in accordance with Rule 4-10 of Regulation S-X and in accordance with the oil and gas reserves disclosure provisions of ASC Topic 932. We provided all information required during the course of the evaluation process to DeGolyer and MacNaughton’s satisfaction. See the reserves evaluation report by DeGolyer and MacNaughton, dated January 15, 2013, included as Exhibit 5.1 to this Annual Report.

As of December 31, 2012, 2011 and 2010, 76%, 73% and 71%, respectively, of our estimated reserves were evaluated by DeGolyer and MacNaughton.

Internal Control over Proved Reserves

The reserves estimation process begins with an initial evaluation of our assets by geophysicists, geologists and engineers. A Reserves Coordinator (Coordinador de Reservas, or “RC”) safeguards the integrity and objectivity of our reserves estimates by supervising and providing technical support to technical teams who are responsible for preparing the reserves estimates. Our technical teams have degrees in geophysics, geology, petroleum engineering and accounting, and are trained internally in reserves estimates seminars. The RC is responsible for consolidating and auditing the reserves estimation process in compliance with the SEC reserves guidelines. The technical officer primarily responsible for overseeing the preparation of our reserves is a member of the Society of Petroleum Engineers (the “SPE”), with 23 years of experience in exploration and production activities, and has been with PESA for 23 years. Our reserves estimates are approved by the Oil and Gas Exploration and Production Director and submitted to our Executive Committee.

Most of the reserves estimates related to areas in which we do not act as operator were prepared by the operators and subsequently reviewed by our petroleum engineers before making the assessment of our proved reserves. The reported hydrocarbon reserves were estimated based on professional, geological and engineering judgment and on information supplied by us prior to January 15, 2013. Thus they are subject to revisions, upward or downward, as a result of future operations or as additional information becomes available. The estimation of reserves is imprecise due to many unknown geologic and reservoir factors that can only be estimated through sampling techniques. Since reserves are therefore only estimates, they cannot be appraised for the purpose of verifying exactness.

As of December 31, 2012, our liquid hydrocarbon and natural gas proved developed and undeveloped reserves totaled 215.3 MMboe (88.8 MMboe of liquid hydrocarbons and 758.9 billion cubic feet, or 126.5 MMboe, of natural gas), representing a 3.5% decline compared to proved reserves as of December 31, 2011 (a decline of 3.7% and 3.3% for liquid hydrocarbons and natural gas, respectively). During 2012, our fields located in Argentina accounted for extensions and discoveries amounting to 8.2 MMboe. In addition, a downward revision of 2 MMboe was attributable to a greater-than-expected decline in our reserves held through mixed-ownership companies in Venezuela.

Liquid hydrocarbons and natural gas accounted for 41% and 59%, respectively, of our total proved reserves as of December 31, 2012. Approximately 15% of our total proved reserves as of such date were located outside Argentina.

As of December 31, 2012, proved developed reserves of crude oil equivalent represented 57.5% of our total proved reserves of crude oil equivalent.

As of December 31, 2012, we had proved reserves equal to six years of production at 2012 volumes.

The following table sets forth our estimated net proved developed and undeveloped reserves of crude oil and natural gas by country as of December 31, 2012, including our consolidated subsidiaries, companies under joint control and unconsolidated investees.

	Reserves as of December 31, 2012
Reserves category	Oil (mmbbl)	Natural gas (bncf)	Oil Equivalent (mmboe) (1)
PROVED
Developed	62	373	124
Argentina	49	358	109
Venezuela	13	15	15

PROVED
Undeveloped	27	386	91
Argentina	15	354	74
Venezuela	12	32	17

Total proved reserves (developed and undeveloped)	89	759	215

(1)	Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per barrel of oil equivalent.

Reserves calculations are based on forecasts of field production, which depend on a number of technical parameters, such as seismic interpretation, geological maps, well tests, reservoir engineering studies and economic data. All reserves estimates involve some degree of uncertainty. The relative degree of uncertainty depends primarily on the amount of reliable geological and engineering data available at the time of the estimate and the interpretation of those data. Our estimates are thus made using the most reliable data at the time of the estimate, in accordance with the best practices in the oil and gas industry.

The statements contained in this Item 4 regarding exploration and development projects and production estimates are forward-looking and subject to significant risks and uncertainties. Although we believe that these expectations reflected in these forward-looking statements are reasonable, we cannot guarantee that our actual levels of activity, production or performance will meet these expectations. See “Item 3. Key Information—Risk Factors.”

The table below sets forth, by geographic area, our total proved reserves and proved developed reserves of crude oil, condensate and natural gas liquids, and reserves of natural gas, at the indicated dates. This table includes our net share of the proved reserves of our consolidated subsidiaries, companies under joint control and unconsolidated investees. Our net share of the proved reserves of our unconsolidated investees represented 15% of our total proved reserves as of December 31, 2012.

	Crude oil, condensate and natural gas liquids				Natural gas
	Argentina	Venezuela	Rest of Latin America	Total	Argentina	Venezuela	Rest of Latin America	Total	Combined
	(in thousands of barrels)				(in millions of cubic feet)				(in millions of barrels of oil equivalent) (1)
Total proved developed and undeveloped reserves as of December 31, 2010	74,382	33,439	—	107,821	783,535	59,721	—	843,256	248.4
Proved developed reserves as of December 31, 2010	52,499	18,739	—	71,238	399,567	25,076	—	424,643	142.0
Increase (decrease) originated in:
Revisions of previous estimates	163	(1,071)	—	(908)	(6,565)	(14,979)	—	(21,544)	(4.5)
Improved recovery	6	—	—	6	8	—	—	8	––
Extensions and discoveries	2,695	—	—	2,695	64,763	—	—	64,763	13.5
Purchase of proved reserves in place	—	—	—	—	—	—	—	—	—
Year’s production	(14,550)	(2,831)	—	(17,381)	(100,662)	(1,290)	—	(101,952)	(34.4)
Total proved developed and undeveloped reserves as of December 31, 2011	62,696	29,537	—	92,233	741,079	43,452	—	784,531	223
Proved developed reserves as of December 31, 2011	44,782	17,484	—	62,266	358,027	20,179	—	378,206	125.3
Increase (decrease) originated in:
Revisions of previous estimates	(2,626)	(3,800)	—	(6,426)	22,120	(4,913)	—	17,207	(3.6)
Improved recovery	—	—	—	—	—	—	—	—	—
Extensions and discoveries	4,665	1,130	—	5,796	15,058	8,802	—	23,860	9.8
Purchase of proved reserves in place	15,895	—	—	15,895	35,295	—	—	35,295	21.8
Year’s production	(16,385)	(2,337)	—	(18,722)	(101,086)	(886)	—	(101,972)	(35.7)
Total proved developed and undeveloped reserves as of December 31, 2012	64,245	24,530	—	88,775	712,466	46,455	—	758,921	215.3
Proved developed reserves as of December 31, 2012	48,936	12,670	—	61,606	358,319	14,582	—	372,901	123.8

(1)	Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.

The following table sets forth the breakdown of our total proved reserves of liquid hydrocarbons and natural gas into proved developed and proved undeveloped reserves as of December 31, 2012, 2011 and 2010.

	2012		2011		2010
	Millions of barrels of oil equivalent	% of total proved reserves	Millions of barrels of oil equivalent	% of total proved reserves	Millions of barrels of oil equivalent	% of total proved reserves
Proved developed reserves	123.8	57.49%	125.3	56.19%	142.0	57.18%
Proved undeveloped reserves	91.5	42.51%	97.7	43.81%	106.4	42.82%

Total Proved Reserves	215.3	100%	223.0	100%	248.4	100%

Estimated reserves were subject to economic evaluation to determine their economic limits. Estimated reserves in Argentina are stated before royalties since royalties have the same impact as taxes on production and are not paid in kind, and therefore are treated as operating costs. Estimated reserves in Venezuela are also stated before royalties and are computed by multiplying our ownership in each mixed-ownership company by the proved reserves volumes of the relevant mixed-ownership company.

As of December 31, 2012, 57% of our proved reserves were developed, while 43% were undeveloped. Proved developed reserves were 123.8 million of barrels of oil equivalent. During 2012, we invested U.S.$265 million to convert approximately 10.0 million barrels of oil equivalent of proved undeveloped reserves to proved developed reserves.

As of December 31, 2012, proved undeveloped reserves were 91.5 MMboe, all of which correspond to wells located within one offset of proved developed reserves and gas fields where the activity has been scheduled to maintain production levels in accordance with contracts and installed facilities. The Company plans to put 93% of these proved undeveloped reserves into production through activities to be implemented over the next five years. The 7% of these reserves that will be developed over periods exceeding five years are mainly located in gas fields where the activity has been scheduled to maintain production levels in accordance with contracts and installed facilities.

We have a total of 7.0 million barrels of oil equivalent of proved undeveloped reserves, all located in Argentina, that have been booked for more than five years. This is because such reserves are mainly located in gas fields where the activity has been scheduled to maintain production levels in accordance with contracts and installed facilities.

We prioritize the development of new business opportunities associated with non-conventional gas reserves in Argentina. During 2011, we drilled three new wells in the El Mangrullo area and three wells in the Río Neuquén area aimed at developing non-conventional gas reserves of the Mulichinco Reservoir and the Punta Rosada Reservoir, respectively. See “—Oil and Gas Exploration and Production—Production—Argentine Production.” Gas produced in Río Neuquén is tight gas. In December 2011, the SE approved the sale of tight gas under the Gas Plus program.

There are many uncertainties in estimating quantities of proved reserves and in projecting future rates of production and the timing of development expenditures, including certain factors that are beyond our control. The reserves data set forth in this Annual Report solely represent estimates of our proved oil and gas reserves. Reserves engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be precisely measured. The accuracy of a reserves estimate stems from available data, engineering and geological interpretation and judgment of reserves and reservoir engineering. As a result, different engineers often obtain different estimates. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimate, so the reserves estimates at a specific time are often different from the quantities of oil and gas that are ultimately recovered. Furthermore, estimates of future net revenues from our proved reserves and the present value thereof are based upon assumptions about future production levels, prices and costs that may prove to be incorrect over time. Estimates of future prices, costs and production volumes are subject to uncertainties and may prove to be incorrect over time. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumptions upon which they are based. Accordingly, we cannot provide assurances that any specified production levels will be reached or that any cash flow arising therefrom will be produced. The actual quantity of our reserves and future net cash flows therefrom may be materially different from the estimates set forth in this Annual Report.

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

Sales

The following table sets forth sales for the Oil and Gas Exploration and Production business segment (including consolidated subsidiaries), by geographical area for the fiscal years ended December 31, 2012, 2011 and 2010:

	Year ended December 31,
	2012	2011	2010
	(in millions of pesos )
Argentina	5,902	3,977	3,269
Outside Argentina	168	160	385

Total	6,070	4,137	3,654

The increase in sales during 2012 was mainly due to higher prices during 2012. See “Item 5. Operating and Financial Review and Prospects—Discussion of Results—Year ended December 31, 2012 compared to year ended December 31, 2011—Analysis of Operating Income by Business Segment.”

OCP

The Ecuadorian government awarded OCP the rights to construction and operation for a 20-year term of the 503 km-long pipeline that runs from the northeastern region of Ecuador to the Balao distribution terminal on the Pacific Ocean coast. As of December 31, 2012, we held an 11.42% interest in OCP. OCP’s other shareholders are Andes Petroleum, Ecuador Ltd., Perenco Ecuador Limited, Occidental del Ecuador Inc., Repsol-YPF Ecuador S.A. and AGIP Oleoducto de Crudos Pesados B.V.

The oil pipeline has a transportation capacity of approximately 450,000 barrels per day, of which at least 350,000 barrels per day are committed under transportation agreements that include a Ship or Pay clause. Because the oil pipeline runs across ecologically sensitive areas, the pipeline was constructed following stringent environmental and technical standards. The construction of the oil pipeline was completed and it began operations in 2003.

We entered into a transportation agreement with OCP that includes a Ship or Pay clause whereby OCP has committed to transport 80,000 barrels per day of our oil for a 15-year term, from November 2003.

During 2012, Petrobras Argentina received dividends totaling Ps. 3 million in connection with its interest in OCP.

For a more detailed discussion see “—Oil and Gas Exploration and Production—Production—Production outside Argentina—Ecuador.”

Oleoductos del Valle S.A. (“Oldelval”)

As of December 31, 2012, we held a 23.1% interest in Oldelval, which is the concessionaire of the transportation of crude oil through a 888 km-long oil pipeline between the Neuquén basin and Puerto Rosales (located in the Province of Buenos Aires). Oldelval operates trunk oil pipelines, providing access to the Allen—Puerto Rosales pipeline, with 1,706 km of installed piping. The concession has a 35-year term starting in 1993, with an option to extend the term for ten additional years. Oldelval’s other shareholders are YPF, Chevron Argentina S.R.L., Pluspetrol S.A., Pan American Energy Ibérica S.L. and Tecpetrol S.A.

The Allen-Puerto Rosales pipeline has a transportation capacity of approximately 220,000 barrels per day, with one million barrels of storage capacity.

During 2012, oil volumes transported by Oldelval from Allen to Puerto Rosales totaled 55.4 million barrels, a 4.6% decrease when compared to 2011, mainly due to a decrease in production of the Neuquén basin.

The applicable laws governing the transportation of hydrocarbons through oil pipelines, which are based on the notion of free access, assign loading preference quotas to pipeline owners based on their shareholdings. Oil transportation rates are set by the SE.

Competition

Our oil and gas related businesses are subject to oil price fluctuations determined by international market conditions and internal price controls, export restrictions and other regulations. In our oil and gas operations in and outside of Argentina, we face competition from oil and gas producers throughout the world.

REFINING AND DISTRIBUTION

Our presence in the Refining and Distribution business segment is a further step towards the vertical integration of our operations and enables us to capitalize on our hydrocarbon reserves. Refining and distribution operations are a necessary link in the business value chain, starting with crude oil and gas exploration and production and ending with customer service at the gas station network and the supply of petrochemical products.

As of December 31, 2012, our Refining and Distribution operations were based in Argentina where we operate a refinery and a network of 271 gas stations. Our refinery is located in Bahía Blanca (Province of Buenos Aires). In addition, we have a 28.5% interest in Refinería del Norte S.A. (“Refinor”).

Our main strategy in the Refining and Distribution segment is to seek profitability through a balanced crude oil refining, logistics and commercial chain.

On May 2, 2011, we transferred our San Lorenzo refinery, its loading and unloading facilities and the associated fuel sales network to Oil Combustibles S.A. (“Oil Combustibles”), following an agreement for the sale of such assets approved by the Board of Directors on May 4, 2010. This transaction was consistent with our strategy of assessing our business and asset portfolio structure on an ongoing basis with a view to identifying opportunities to maximize value for our shareholders. As of the date of this Annual Report, the transaction remains subject to approval by the Comisión Nacional de Defensa de la Competencia (the Argentine Antitrust Commission or “CNDC”).

The Refining and Distribution Business in Argentina

In 2012, gasoline and diesel oil sales volumes in the Argentine fuel market totaled 21 million cubic meters, a 0.7% decrease compared to 2011. According to the SE, diesel oil sales volumes in the domestic market decreased 4.6% to 13 million cubic meters as a consequence of a decrease in demand by the agricultural and industrial sectors.

According to the SE, the gasoline market grew by 7% during 2012, with sales volumes totaling 7.5 million cubic meters. This growth was mainly attributable to a strong increase in automobile sales during 2010 and 2011.

The compressed natural gas (“CNG”) market totaled 2.8 million cubic meters, a 1.5% increase compared to 2011.

Refining Division

As of December 31, 2012, the Company had a total refining capacity of 30,500 barrels of oil per day, in the Ricardo Eliçabe refinery.

Ricardo Eliçabe Refinery

The Ricardo Eliçabe refinery (the “Refinery”) is located in the city of Bahía Blanca, in the Province of Buenos Aires, a strategic location for the reception of crude oil coming through an oil pipeline from the Neuquén basin, for other Argentine crude oil coming by sea from the Golfo San Jorge or Santa Cruz Sur basins, and for imports from international markets. With a crude oil processing capacity of approximately 30,500 barrels per day, the Refinery produces a wide variety of products: regular gasoline, premium gasoline and ultra-high octane gasoline (Podium), diesel oil, fuel oil, asphalts and liquefied gases (propane and butane).

The Refinery also produces intermediate fuel oil (“IFOs”) mixes used as fuel in vessels, raw materials for solvents and varieties for the petrochemical industry. The Refinery has a storage capacity of 585,000 barrels of heavy products and 625,000 barrels of light products.

During 2012, the Refinery processed an average of 28,722 barrels of oil per day. In 2011, the Refinery processed an average of 26,948 barrels per day, accounting for a 6.6% increase in 2012.

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

Refining Investment Plans

During 2012, we continued to make progress with the implementation of the Fuel Quality Adjustment Project in Bahía Blanca and Dock Sud. This Project involves the construction of a diesel oil and gasoline hydrotreatment plant to meet fuel quality specifications set by Argentine law in terms of sulphur content. In December 2012, works relating to reduction of sulphur content in catalytic gasoline were completed in Bahía Blanca. In Dock Sud, works involving duct laying for gasoline and diesel oil transportation are underway. The diesel oil system was completed in December 2012 and the remaining works are scheduled to be completed in 2013.

In addition, we continued works relating to the system of ethanol injection to gasoline, to meet ethanol content requirements in gasoline established by Law No. 26,093 (2006), under which all fuels sold in Argentina must contain 5% bioethanol blending, and biodiesel content requirements in diesel oil. Construction works were completed in Bahía Blanca while works at Caleta Paula are scheduled to be completed in 2013. As regards safety and environment investments during 2012, we completed the retrofitting of the Sulphur Recovery unit and the installation of new loading arm technology in the truck loading yard.

In 2012, we completed works relating to ducts connecting Bahía Blanca port, the Refinery and Puerto Galván, and facilitating reception and delivery of fuel to the port, while final commissioning will take place in 2013. Replacement of ducts for gasoline and diesel oil aimed to increase pumping capacity, while replacement of fuel oil ducts provided increased safety in operating processes.

In addition, works involving internal ducts in the Refinery were initiated to increase reliability of facilities and maximizing pumping capacity of heavy products (fuel oil) from the Refinery to Puerto Galván and the Inflammables Terminal. The first stage of these works is scheduled to be completed in 2013.

In 2012 we also continued with the evaluation of a new diesel oil hydrotreatment unit project, expansion of topping and vacuum capacity and revamping of isomerization units in the Refinery.

Distribution Division

As of December 31, 2012, our commercial network of gas stations and wholesale customers allowed us to deliver products and services to a number of regions in Argentina. In recent years, our strategy has been to optimize our customer portfolio, adapt its size to our production capacity, and streamline distribution processes.

As of December 31, 2012, we had a network of 271 gas stations located throughout Argentina, of which 260 bear the “Petrobras” brand name and 26 “Spacio 1” convenience stores.

During 2012, we moved forward with an image strengthening program, performed engineering works in more than 110 gas stations and incorporated the new design of the Petrobras Internacional image at 11 points of sale.

In addition, we continued with the implementation of the Controlled Quality Program to ensure product quality standards. Gas stations exceeding the standards required now have a certificate that should be displayed in a place clearly visible to customers.

We also continued with the Challenge Program, providing training at gas stations through the Mobile Classroom modality and utilizing two vehicles identified and equipped to develop and increase brand value through standardization of the customer service model in our gas stations.

PESA’s points of sale (gas stations) in Argentina as of December 31, 2012 were as follows:

As of December 31, 2012
Owned (1)	80
Franchised (2)	191

Total	271

(1)	Owned or controlled by PESA under long-term commercial contracts or other types of contractual relationships that secure a long-term direct influence over such points of sale.
(2)	The term “franchised” is used to refer to gas stations owned by third parties with whom PESA has signed a franchise agreement that provides PESA with the right (i) to become the gas station’s exclusive supplier and (ii) to brand the gas station with its corporate image. Current laws establish that the term of such contracts should be five years for existing stations and eight years for newly constructed stations.

PESA sells fuels in Argentina under the Petrobras and other brand names. Distribution as of December 31, 2012 was broken down as follows:

Gas Stations

As of December 31, 2012
Petrobras-branded	260
Other brands	11

Total	271

Our liquid fuels domestic sales totaled 1.2 million cubic meters during 2012, compared to 1.6 million cubic meters in 2011, mainly due to the sale of San Lorenzo refinery and the associated fuel sales network. As a result, our market share in 2012 was 5.7%, compared to 7.6% in 2011, ranking us fourth in the Argentine market.

Out of 1.2 million cubic meters of total liquid fuels sold in 2012, 0.7 million cubic meters were diesel oil, a 29% decrease when compared to 2011. Gasoline sales, in turn, totaled 0.5 million cubic meters, a 17% decrease compared to 2011. In addition, annual sales of premium gasoline totaled 0.08 million cubic meters, with a 4.6% market share.

Our distribution business is also focused on lubricants. We aim at consolidating the Lubrax brand in Argentina through the development of exclusive lubricant customers, the leveraging of combined sales with liquid fuels and promotions at retail outlets.

In 2012, Lubrax sales in the Argentine market totaled 22,000 cubic meters, a 10.8% decrease when compared to 2011, due to our decision to target primarily distribution of lubricants in the most profitable channels, and thereby increase the average unit margin at the expense of market share. Our share in the lubricants market in 2012 was 7.3%, compared to 8.1% in 2011.

In addition, in 2012, we implemented promotional actions designed to increase sales of products in smaller containers (of one and four liters in size), which included communication materials for points of sale to final consumers and awards for our best performing clients. Additionally, we obtained OHSAS 18001 certification in our Avellaneda lubricants plant.

We also sell oil products to the industrial, construction and marine markets. Products sold in these markets include marine fuels and lubricants, asphalts and other products. In 2012, we sold 245,000 tons of IFOs bunker, used in ships. In addition, we sold 33,000 cubic meters of marine diesel oil, representing a 13% market share in 2012.

In 2012, we continued developing the New Quality Asphalt project, pursuant to which the Refinery has begun to produce and market a higher-quality asphalt product, which represented 48% of the supply of asphalt from our Refinery. In 2012, we sold 69,000 tons of asphalt, representing a 17.25% market share.

The following table shows production and sales for our consolidated Refining and Distribution segment for the fiscal years ended December 31, 2012, 2011 and 2010:

	Year Ended December 31,
	2012	2011	2010
Average crude oil processed per day (barrels) (1)	28,700	36,300	57,200

Production (thousands of tons):
Virgin naphtha	58	378	700
Diesel oil	494	691	1,098
Other products	846	700	1,001

Sales (in thousands of m3):
Crude oil	482	480	226
Gasoline	547	856	783
Diesel oil	791	1,272	1,714
Fuel oil/IFOs	391	406	687
Paraffins	46	224	214
Others	218	417	539

Sales (in millions of pesos):
Argentina	5,987	6,388	5,958
Outside Argentina	859	890	888

Total sales (in millions of pesos)	6,846	7,278	6,846

(1)	Until May 2, 2011 includes crude oil processed in the San Lorenzo refinery.

In 2012, we assigned our catalytic reformer plant operations to the Petrochemicals segment, which accounted for net sales of Ps. 1,000 million in 2012 that in 2011 had been shown in the Refining and Distribution segment. Net sales of the catalytic reformer plant in 2011 and 2010 would have totaled 443 thousand cubic meters (310 thousand tons) and 273 thousand cubic meters (183 thousand tons), respectively.

Refinor

We have a 28.5% interest in Refinor, whose other shareholders are YPF (50%) and Pluspetrol S.A. (21.5%). Refinor is engaged in crude oil refining, natural gas processing, product transportation, marketing and sales. See “Item 3. Key Information-Risk Factors-The Argentine government has intervened in the oil and gas industry in the past, and is likely to continue to intervene.”

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

In addition, Refinor operates a 1,100 km-long pipeline running from Campo Durán (in the Province of Salta) to Montecristo (in the Province of Córdoba) for the distribution of its products. Along the pipeline, the Banda Río Salí (in the Province of Tucumán), Güemes (in the Province of Salta) and Leales (in the Province of Tucumán) dispatch plants are supplied. This pipeline is the most important distribution channel for liquids generated in the Northwestern basin in Argentina and transports diesel oil, virgin naphtha, motor gasoline, butane and propane.

As of December 31, 2012, Refinor had a commercial network of 69 gas stations located in the Provinces of Salta, Tucumán, Jujuy, Córdoba, Santiago del Estero, La Rioja, Catamarca and Chaco. Through these gas stations, Refinor sells a high performance fuel line: Refinor 97 (97 octane), High grade (95 octane), Regular (85 octane) and Eco Diesel.

In 2012, daily average volumes of crude oil processed totaled 14,082 barrels per day, a 31.5% increase compared to 2011. This increase is explained by the importation of “Bolivian Blend” oil condensate from the neighboring country of Bolivia under a temporary import regime.

Sales volumes totaled 837,000 cubic meters per year, a 10.3% increase compared to 2011, 473,000 cubic meters of which were directed to the domestic market and 364,000 cubic meters of which were directed to export markets. During 2012, Refinor had a market share of approximately 23.7% and 20.2% in the motor gasoline and diesel oil markets, respectively, in the Northwestern region of Argentina. Considering the size of its gas station network, Refinor remains the company with the second highest number of retail outlets and sales volumes in the Northwestern region of Argentina.

In 2012, Refinor processed an average of 15.3 million cubic meters of gas per day, an 11% decrease compared to 2011, due to the termination of façon agreements. However, during 2012, Refinor produced 329,500 tons of LPG, a 9.2% increase compared to its LPG production during 2011.

Sales of LPG totaled approximately 313,000 tons during the year, a 10% increase when compared to 2011.

The following table sets forth Refinor’s production and sales for the fiscal years ended December 31, 2012, 2011 and 2010:

	Year ended December 31,
	2012	2011	2010
Production (in thousands of m3):
Gasoline	131	116	113
Virgin naphtha	222	147	203
Diesel oil	317	244	286
Natural gasoline	100	122	118
Propane / butane	330	302	265
Other products	98	95	92

Sales (in thousands of m3):
Gasoline	130	117	114
Virgin naphtha	279	279	348
Diesel oil	309	264	285
Propane/butane	313	285	239
Other products	119	99	118

Sales (in millions of pesos):
Argentina	1,906	1,601	1,280
Outside Argentina	947	556	517

Total sales (in millions of pesos)	2,853	2,157	1,797

Competition

Our principal competitors in the Argentine gasoline and diesel oil markets are YPF, Shell C.A.P.S.A, Esso Petrolera Argentina S.R.L., and Oil Combustibles, which in 2012 had market shares of approximately 56.7%, 15.3%, 13.8%, and 4.6% respectively, according to the SE.

PETROCHEMICALS

The Petrochemicals business segment is an important component of our vertical integration strategy. Our goal in the Petrochemicals business segment is to maintain our position in the styrenics market by capitalizing on current conditions and maximizing the use of our own petrochemicals raw materials.

As of December 31, 2012, our Petrochemical operations were entirely based in Argentina. We produce a wide array of products, such as intermediate gasoline, aromatic solvents, hexane and other hydrogenated paraffinic solvents, propellants for the cosmetic industry, monomer styrene, rubber and polymers for the domestic and foreign markets.

Argentine Operations

In Argentina, we are the only producer of styrene, polystyrene and elastomers, and the only integrated producer of plastics derived from oil production. As part of our efforts to integrate our operations, we use a substantial amount of styrene for the production of polystyrene and synthetic rubber.

The petrochemicals division has the following plants:

•

An integrated petrochemicals complex at Puerto General San Martín, in the Province of Santa Fé, with an annual production capacity of 50,000 tons of gases (LPG y propellants), 155,000 tons of aromatics, 290,000 tons of gasoline and raffinate, 160,000 tons of styrene, 58,500 tons of synthetic rubber, 180,000 tons of ethylbenzene and 31,000 tons of ethylene.

•

A polystyrene plant located in the city of Zárate, in the Province of Buenos Aires, with a production capacity of 65,000 tons of polystyrene and 14,000 tons of bioriented polystyrene (“BOPS”) per year. This state-of-the-art BOPS plant is the only of its type in South America.

•

An ethylene plant located in San Lorenzo with a production capacity of 19,000 tons per year. It is located along the Paraná river coast, near the Puerto General San Martín petrochemicals complex, which uses ethylene as raw material for the production of ethylbenzene and styrene.

Styrenics Division

As a result of a reduced availability of raw materials, monomer styrene sales volumes during 2012 totaled 69.4 thousand tons, a decrease of 14% compared to 2011. This decrease in sales volumes was mainly observed in reduced exports to Chile and Brazil. The rest of the regional market maintained levels similar to those recorded in 2011. Sales volumes in the domestic market remained stable compared to 2011, and achieved, for the second consecutive year, a record level of 39.4 thousand tons, as a result of a sustained demand for styrene emulsions and EPS (expanded polystyrene).

In 2012, polystyrene sales volumes totaled 55.4 thousand tons, 3% higher compared to 2011. Domestic sales grew 11% as a consequence of the substitution of imports for domestic production.

In 2012, sales volumes of BOPS totaled 11.2 thousand tons, 20% higher compared to 2011. In this respect, the export market was the most positively affected market, accounting for 31% growth, mainly due to increased product availability compared to 2011, when production was affected by labor strikes in the first quarter of the year and an unscheduled shutdown in October 2011.

In 2012, sales of synthetic rubber totaled 46.4 thousand tons, approximately 1% lower compared to the previous year. Out of this volume, 21.8 thousand tons were sold in the domestic market and 24.7 thousand tons were sold as exports, which accounts for a 3% increase compared to 2011. The increase in regional sales is attributable to the development of new customers and to a sustained Brazilian market.

In addition, in 2012, we performed works involving retrofitting of the synthetic rubber plant to change polymerization conditions so as to provide increased latex stability. This had a positive impact on the continuation of the plant operations, maintenance expenses, raw material consumption and waste generation.

Also in 2012, we continued producing polymers with low aromatic content consistent with European regulations, in response to our clients’ demand.

Reforming Gasoline Division

In 2012, the reforming unit increased its capacity for separation of aromatics, developed a new component to enhance intermediate gasoline formulations and opened storage and delivery facilities at its own dock for export gasoline varieties.

Sales volumes of intermediate gasoline and naptha during 2012 totaled 324 thousand tons, of which 120 thousand tons were directed to the export market. Sales of aromatics and other products during 2012 totaled 69 thousand tons, 77% of which were directed to the domestic market.

As of December 31, 2012, our estimated market shares of the following products in Argentina were:

•	Styrene and Polystyrene – 87%

•	Styrene butadiene rubber (“SBR”) – 82%.

The following table sets forth production and sales by major product for the styrenics divisions in Argentina for the fiscal years ended December 31, 2012, 2011 and 2010:

	Year ended December 31,
	2012	2011	2010
Production (thousands of tons):
Styrene (1)	143	136	146
Synthetic rubber (2)	47	45	46
Urea (3)	—	—	5
UAN and other liquid fertilizers (3)	—	—	5
Polystyrene	64	57	65
BOPS	11	10	11
Naphtha (4)	324	—	—
Aromatics and other products (4)	71	—	—

Sales (thousands of tons):
Styrene (1)	69	81	74
Synthetic rubber (2)	46	47	45
Fertilizers (3)	—	—	20
Polystyrene and BOPS	67	63	66
Propylene	25	27	24
Naphtha (4)	324	—	—
Aromatics and other products (4)	69	—	—

Sales (in millions of pesos):
Argentina	1,824	1,086	823
Outside Argentina	1,046	700	520

Total sales (in millions of pesos)	2,870	1,786	1,343

(1)	Including ethylbenzene.
(2)	Including SBR, NBR and butadiene.
(3)	Only until January 2010, at which time we completed the sale of our fertilizer business.
(4)	Only since January 2012, due to the incorporation of the catalytic reformer plant operations in the Petrochemicals segment.

Net sales for this business segment rose Ps. 1,084 million, or 60.7%, to Ps. 2,870 million in 2012 from Ps. 1,786 million in 2011, mainly as a result of the incorporation of the reforming gasoline division operations, which accounted for net sales of Ps. 1,000 million in 2012 and which in 2011 were shown in the Refining and Distribution segment. Net sales of naphtha and aromatic and other products of the reforming gasoline division totaled 251 thousand tons and 59 thousand tons, respectively, in 2011, and 119 thousand tons and 64 thousand tons, respectively, in 2010. The increase in 2011 is explained by sales contracts for intermediate gasoline that were signed in 2011.

Competition

The petrochemicals market in which we compete is highly cyclical, and world market conditions have a strong impact on our results of operations. We are the only producer of styrene, polystyrene and elastomers in Argentina, but compete with other foreign producers, especially those from Brazil.

GAS AND ENERGY

The Gas and Energy business segment serves to link together our energy businesses and allows us, by integrating our various businesses, to maximize profits from gas and electricity production.

Our Gas and Energy segment sells gas produced by our Oil and Gas Exploration and Production business segment. We also provide gas and LPG brokerage and trading services. In addition, through our stake in TGS, we are engaged in the transportation of gas in southern Argentina and in the processing and marketing of NGL. We are a major player in the Argentine electricity market, where we operate in the generation and, to a lesser extent, in the transmission segment.

As of December 31, 2012, we were engaged in the electricity distribution business through our indirect equity interest in EDESUR, a company controlled by Distrilec. However, on January 30, 2013, we agreed to sell our direct and indirect interest in Distrilec to Hidroeléctrica Piedra del Águila S.A. and La Plata Cogeneración S.A. for U.S.$35 million, thereby withdrawing from the electricity distribution business.

In the Gas and Energy segment, our main business objectives are:

•	Growing profitably in the gas business;

•	Growing profitably in the LPG business; and

•	Growing profitably in the electricity market.

Gas Marketing and Transportation

We sell gas produced by our Oil and Gas Exploration and Production segment, and purchase gas to meet internal consumption needs. In addition, we provide gas and LPG brokerage and trading services. We also assist clients in sales, logistics, foreign trade and marketing of gas and LPG.

In 2012, Argentine sales of gas produced by us totaled 7.8 MMm3/d. We sold 2.3 MMm3/d under the brokerage modality and purchased 1.3 MMm3/d from third parties for internal consumption purposes. Our sales of LPG produced by us and third parties totaled 132,000 tons. Distribution was implemented through the Company’s own and third parties’ transport fleets in order to supply clients and secure compliance with commitments undertaken.

During July 2011, PESA began to deliver gas from the El Mangrullo area, which was recognized as non-conventional and sold under the Gas Plus program introduced by the Argentine government in 2008. In 2012, we continued to be entitled to sell gas at the Gas Plus price. Additionally, in July 2012, sales of non-conventional gas from the Río Neuquén area started. Such gas was also recognized as non-conventional and was allowed to be sold under the Gas Plus modality. See “—Regulation of our Business—Argentine Regulatory Framework—Adjustment of Natural Gas Price at Wellhead.”

Gas Transportation – TGS

Our Interest in TGS and Corporate Developments

We indirectly hold a 25.5% interest in TGS. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A., which as of the date of this Annual Report holds 51% of TGS’s capital stock. The ANSES holds 23.11% and the remaining 25.89% of TGS’s capital stock is publicly held. TGS’s shares are listed on the Buenos Aires Stock Exchange and on the NYSE, in the form of ADSs. CIESA is 50% owned by PESA (directly and indirectly through our subsidiary Petrobras Hispano Argentina S.A. (“Petrobras Hispano”)), 40% by a trust whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina (the “Trust”), and the remaining 10% by Enron Pipeline Company Argentina S.A. (“EPCA”), which was acquired by Pampa Inversiones S.A. (together with Pampa Energía S.A., the “Pampa Group”) on April 8, 2011.

CIESA’s and TGS’s current equity ownership reflects the implementation of the first stage of the master settlement agreement and the mutual release agreement, signed by PESA and certain subsidiaries of Enron Creditors Recovery Corp. (“Enron,” formerly Enron Corp.) on April 16, 2004 (the “Master Settlement Agreement”), in connection with the restructuring of CIESA’s indebtedness. CIESA’s board of directors includes three members nominated by us, two by the Trust and one by EPCA. TGS’s board of directors is composed of nine members, six nominated by CIESA, and three independent members. Pursuant to a shareholders’ agreement entered into on August 29, 2005 (the “Shareholders’ Agreement”) among EPCA, the Trust and us, we have the right to appoint the chairmen of the boards of directors of both TGS and CIESA and the Chief Executive Officer of TGS.

Following the enactment of the Public Emergency Law in Argentina, CIESA and TGS both defaulted on their debt during 2002. CIESA failed to repay corporate bonds (Obligaciones Negociables) having a principal amount of U.S.$220 million and derivative instruments in an amount of approximately U.S.$2 million. In 2004, TGS successfully restructured substantially all of its debt.

In April 2004, PESA and EPCA, at that time CIESA’s only shareholders, entered into the Master Settlement Agreement to provide the necessary flexibility to move forward in restructuring CIESA’s financial debt. The Master Settlement Agreement, among other things, provided for certain stock transfers to be implemented in two successive steps. In July 2005, the Ente Nacional Regulador del Gas (Argentine Gas Regulatory Agency, or “ENARGAS”) approved the implementation of the first stage of the transactions contemplated by the Master Settlement Agreement and, as a result, on August 29, 2005, (a) Enron transferred 40% of CIESA’s shares to a newly created trust (the aforementioned Trust), and (b) PESA and its subsidiary, Petrobras Hispano, transferred Class “B” common shares of TGS, representing 7.35% of TGS’s capital stock, to subsidiaries of Enron, which in turn were subsequently sold to third parties.

Subsequently, pursuant to the terms of the financial debt restructuring agreement entered into on September 1, 2005 by CIESA, PESA, Petrobras Hispano, EPCA, the Trust and all of CIESA’s financial creditors (the “CIESA Restructuring Agreement”), CIESA refinanced approximately U.S.$23 million of its debt for a 10-year term.

In addition, the CIESA Restructuring Agreement set forth the terms of the Master Settlement Agreement, which provided for the capitalization of debt having a nominal amount of U.S.$201.5 million plus accrued unpaid interest.

While approval of the CIESA Restructuring Agreement by the authorities was pending, on January 9, 2009, Ashmore Energy International Limited (“AEI”), the only self-declared holder of notes issued by CIESA in 1997 (the “1997 CIESA Notes”), announced its decision to terminate the CIESA Restructuring Agreement, to which AEI, CIESA and others were a party.

Under such circumstances, on January 28, 2009, CIESA brought an action before the courts of the State of New York, United States of America, to petition that (i) an order be issued to declare that any action initiated by AEI against CIESA in connection with the 1997 CIESA Notes should not succeed because such notes had become time-barred, (ii) strict performance of the CIESA Restructuring Agreement be ordered, and (iii) CIESA be paid damages for termination of the agreement by AEI without due notice. Following several further stages in the proceedings, on May 13, 2010, notice was given to CIESA of a filing made by AEI in the same court rejecting the claims stated by CIESA and demanding payment of the 1997 CIESA Notes.

On May 10, 2011, CIESA entered into a Memorandum of Understanding with the Pampa Group, which also became the holder of the 1997 CIESA Notes in lieu of AEI.

On May 17, 2011, the parties to the CIESA Restructuring Agreement entered into a fourth amendment of such agreement, which, among other things, provided for the replacement of AEI by the Pampa Group as a party to the CIESA Restructuring Agreement, resulting in a new shareholding structure of CIESA, in which PESA and its subsidiaries would have a 50% equity interest, and the Pampa Group would have the remaining 50% interest. On October 5, 2011, by note No. 11 362, ENARGAS expressed no regulatory objections to the CIESA Restructuring Agreement and expressed that it may be effective after approval is obtained from the CNDC. As of the date of issuance of this Annual Report, the CIESA Restructuring Agreement remains subject to approval by the CNDC.

On July 13, 2012, CIESA, Grupo Pampa and PESA entered into a settlement agreement whereby all parties involved waived all claims, title and interest under the lawsuit before the New York State courts and terminated the same. As a result of the agreement, CIESA paid off all of its financial debt by means of (i) the transfer to Grupo Pampa of 4.3% of TGS’s shares; (ii) a cash payment of approximately U.S.$130 million; (iii) the release of the remaining financial debt; and (iv) execution on July 13, 2012 of a fifth amendment to the CIESA Restructuring Agreement whereby, upon obtaining governmental approval, Grupo Pampa will receive shares representing 40% of CIESA’s capital stock which are currently held in trust by The Royal Bank of Scotland N.V. Sucursal, Argentina.

As a result of the full settlement of CIESA’s total financial debt, in the third quarter of 2012, we recorded a gain of Ps. 291 million on our shareholding in CIESA.

Pursuant to the entry on July 13, 2012 into the settlement agreement described above, and to decisions taken by CIESA’s board of directors meeting held on October 23, 2012, on January 2, 2013, CIESA notified the CNV of the formal cancellation of the 1997 CIESA Notes, initiating the steps necessary for CIESA’s withdrawal from public offering and listing.

TGS Business

TGS began operations in late 1992 as a part of the privatization of the Argentine energy sector. Currently, TGS is the leading gas transportation company in Argentina, delivering about 61% of total gas transported in Argentina during 2012. TGS is also one of the leading NGL producers and traders, in both the domestic and international markets, and an important provider of midstream services, including business structuring, turnkey construction and operation and maintenance of facilities used for gas storage, conditioning and transportation.

PESA provides services to TGS for the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the system performance is in conformity with international standards and in compliance with certain environmental standards.

The following chart shows statistical information relating to TGS’s business segments for the fiscal years ended December 31, 2012, 2011 and 2010.

	2012	2011	2010
Regulated Segment:
Average firm committed capacity (1)	82.6	80.7	80.0
Average daily deliveries (1)	65.5	65.8	62.8
Annual load factor (2)	79%	81%	79%

Unregulated Segment:
Liquids total production (3)	905.3	853.7	894.7
Processing capacity at year end (1)	46.0	46.0	46.0

(1)	In MMm3/d.
(2)	Corresponds to the quotient of the average daily deliveries and the average firm contracted capacity.
(3)	In thousands of tons.

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

TGS transports gas through more than 9,127 km of pipelines, of which almost 7,635 km belong to TGS, with a firm contracted capacity as of December 31, 2012 of 82.6 MMm3/d. Pursuant to these contracts, the capacity is reserved and paid for irrespective of the actual use by customers. Almost all capacity of the gas transportation pipelines in Argentina is currently apportioned among gas distribution companies, large industrial customers and gas-fired power plants under firm long-term transportation contracts. The total average life of TGS’s firm transportation contracts is approximately nine years. In addition, TGS provides interruptible transportation services under which gas transportation is dependent on the availability of excess capacity.

Transportation services begin with the receipt of gas owned by a shipper (e.g., distribution companies, producers, traders or large users) at one or more reception points. It is then transported and delivered to designated delivery points along the system. The total service area includes approximately 5.7 million end users, approximately 3.8 million of which are in greater Buenos Aires. Direct services to residential, commercial and industrial users, and electric power plants, are mainly provided by four gas distribution companies, which are connected to the TGS gas pipeline system: Metrogas S.A., Gas Natural Ban S.A., Camuzzi Gas Pampeana S.A. and Camuzzi Gas del Sur S.A. Some important industries and electric power plants are also located within TGS’s operational area and are provided with direct gas transport services by TGS.

TGS has made significant investments in its business since the privatization. As a result, compression power has been increased from 429,030 horsepower (“HP”) in 1992 to 759,010 HP in 2012, and contracted firm transportation capacity has been increased from 42.9 MMm3/d in 1992 to 82.6 MMm3/d by the end of 2012.

Tariff Renegotiation Process

As a consequence of the Public Emergency Law that pesified and prohibited the increase of tariffs, revenues from the regulated energy segment declined considerably. The gas transportation segment represented 24%, 31% and 33% of the total revenues of TGS in 2012, 2011 and 2010, respectively, while from the time of TGS’s privatization through 2001, revenues for this segment represented approximately 80% of TGS’s total annual revenues. TGS is still engaged in discussions with UNIREN regarding the renegotiation of its tariffs. As a result, and despite contracted capacity increases, the profitability of the regulated business has not yet been restored.

After UNIREN had submitted to TGS several proposals for tariff adjustment as provided for in the concession contract, which proposals TGS had deemed insufficient, in October 2008 TGS executed a provisional agreement with UNIREN, which provides for a 20% tariff increase to be retroactively applied as from September 1, 2008 and for the application of the proceeds from such increase to an investment plan in the gas transportation system provided under the same agreement. On December 3, 2009, the Argentine government issued Decree No. 1,918/09 ratifying the provisional agreement. As a result, TGS was to invoice the tariff increase to its customers once ENARGAS had published the new tariff schedule and defined the billing method for the retroactive effect. In light of ENARGAS’s delay in completing this administrative step, in August 2010, TGS sent a letter to ENARGAS requesting authorization to publish the new tariff schedule including the 20% provisional tariff increase, and the method for collection of the retroactive increase, the application of an interest rate in accordance with the payment terms to be defined. ENARGAS replied to TGS that it had forwarded the background information and the tariff project to the Secretaría de Coordinación y Control de Gestión (the “SCyCG”), within the scope of the Ministry of Federal Planning, in compliance with Resolution No. 2,000/05 issued by the Ministry of Federal Planning.

On September 30, 2010, TGS filed a summary action for the protection of its constitutional rights (acción de amparo) against ENARGAS and the SCyCG seeking the implementation of the new tariff schedule. On November 8, 2010, notice was served on TGS of the judgment granting the requested protection and thus ordering the SCyCG to immediately return to ENARGAS the documents relating to the new tariff schedule applicable to TGS in compliance with Decree No. 1,918/09, and instructing ENARGAS to define the tariff schedule and the method for collection of the retroactive increase within two days following receipt of the referred to documents. ENARGAS and the SCyCG appealed this judgment, and as of the date of this Annual Report a decision is still pending.

In addition, on November 16, 2010, UNIREN proposed to TGS that it make progress with the renegotiation of the license agreement within the scope and according to the terms and conditions of the Public Emergency Law, for which purpose it required the suspension of the before mentioned acción de amparo. In November 2010, TGS decided to authorize a 20 business days suspension automatically renewable at maturity (except if TGS’s board of directors were to decide not to renew the same before or at the end of each period) in order to move forward with the renegotiation of the license agreement. On December 28, 2010, TGS requested ENARGAS and the Ministry of Federal Planning to jointly request the suspension of the acción de amparo and, as of the date of this Annual Report, TGS has not received a response to such request.

On April 5, 2011, the Second Chamber of the Court of Appeals in administrative federal matters of the Autonomous City of Buenos Aires set a 60 business day term for the SCyCG to act in accordance with the provisions of the Ministry of Federal Planning Resolution No. 2,000/05, to return to ENARGAS the documents in connection with the tariff increase schedule, and for ENARGAS to decide, within a 60 business day term following receipt of said documents and verification of compliance with the provisions set forth in the October 2008 transitional agreement, on the tariff adjustment and the transitional tariff schedule stipulated therein. ENARGAS filed an extraordinary appeal before the Court of Appeals, which was dismissed by the Court of Appeals on May 27, 2011. On June 14, 2011, ENARGAS filed before the Supreme Court of Justice a complaint against the refusal to grant such appeal. Since more than one year has elapsed since publication of Decree No. 1,918/09, and given the authorization of suspension of the action for the protection of constitutional rights, which means a material change in the conditions determining the original recording of the tariff increase, TGS’s management resolved to: (i) discontinue recording the revenues attributable to the tariff increase, and (ii) reverse the amount receivable previously accounted for in the fiscal years ended December 31, 2011, 2010 and 2009. TGS management’s decision does not imply a waiver of the rights conferred by Decree No. 1,918/09.

This provisional agreement will be valid until the effective date of an agreement for the comprehensive renegotiation of the license to be entered into with the Argentine government. With respect to a comprehensive renegotiation agreement, early in October 2008, TGS received from UNIREN a proposal for such an agreement (including the 20% initial tariff increase). In October 2011, TGS received a new proposal from UNIREN which was accepted by TGS, allowing UNIREN to initiate the relevant administrative procedure. However, as of the date of this Annual Report, the new proposal, including the tariff increase, is not yet effective, as it requires the approval of a number of authorities, including the SE, the Ministry of Federal Planning and the Argentine government.

TGS Non-Regulated Businesses

In addition to the regulated segment of natural gas transportation, TGS is one of the leading processors of natural gas and one of the largest traders of NGL. NGL production and distribution involves the extraction of ethane, propane, butane, and natural gasoline from the gas flow that arrives to the General Cerri complex, located near Bahía Blanca, in the Province of Buenos Aires, which is connected to TGS’s main pipelines. TGS has two gas processing plants at the General Cerri complex: (1) an ethane, propane, butane and natural gasoline turbo expander separating plant and (2) an absorption plant which extracts propane, butane and gasoline from the gas transported through TGS’s pipeline system, with a gas processing capacity of 46 MMm3/d and a storage capacity of 54,840 tons. After extraction, TGS sells these products in the domestic and international markets. TGS also stores and ships the products at facilities located in Puerto Galván. These activities are not regulated by ENARGAS.

NGL production and distribution net revenues accounted for approximately 71%, 64% and 61% of TGS’s net revenues in 2012, 2011 and 2010, respectively. TGS’s operations were benefited by the adverse change in the regulated gas transportation segment, and rises in the international price of NGL and natural gasoline experienced during recent years (despite the temporarily sharp decline in the fourth quarter of 2008), which permitted higher revenues principally from exports. NGL production in 2012, 2011 and 2010 totaled 905,300 tons, 853,700 tons and 894,700 tons, respectively.

TGS currently sells its NGL exports to Petrobras Global Trading B.V. under an export agreement that took effect on September 1, 2012, following a private bidding process that resulted in a significant improvement for TGS in terms of prices. The contract provides for sales of approximately 110,230 short tons (a unit of weight equal to 2,000 pounds or 907.2 kilograms) of propane and 66,138 short tons of butane at the price quoted in Mont Belvieu, Texas, plus a fixed charge per metric ton. The contract is scheduled to expire on April 30, 2013, but may be extended on its current or modified terms with the consent of both parties prior to which time TGS will initiate negotiations for a new agreement to replace the existing one.

Ethane is sold to PBB-Polisur S.A. (“PBB”), an Argentine polyethylene producer, under a ten-year agreement that will expire on December 31, 2015. The minimum volume of ethane that TGS has committed to sell to PBB is 370,376 short tons per year. The price was initially fixed through December 31, 2007. Since then, at the beginning of each year the price has been subject to an annual adjustment based on various factors, including the producer price index (which variation cannot be higher than 1% per year), the natural gas price, the quality of the ethane shipped by TGS and the transportation tariffs and charges. In 2008, the price was approximately 20% higher than the initial price and in 2009 the price increased 10% over the 2008 price. The prices for 2011 and 2010 each increased 8% per annum over the prior year’s price. In 2012, the price increased approximately 9% with respect to 2011. TGS is currently negotiating with PBB the price applicable for 2013.

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

On a day-to-day basis, TGS competes, to a limited extent, with Transportadora de Gas del Norte S.A. for interruptible transportation services and for new firm transportation services made available as a result of expansion projects from the Neuquén basin to the greater Buenos Aires area. Interruptible transportation services accounted for only 6% of TGS’s regulated business net revenues for 2012. The relative volumes of such services will depend mainly upon the specific arrangements between buyers and sellers of gas in such areas, the perceived quality of services offered by the competing companies, and the applicable rate for each company.

With respect to NGL processing activities, TGS competes with Compañía MEGA S.A., which owns a gas processing plant in the Neuquén basin and has a processing capacity of approximately 36 MMm3/d. Our controlling company, Petrobras, has a 34% interest in Compañía MEGA S.A.

Electricity

In the electricity business, we are active in generation and, to a lesser extent, in transmission activities, and are positioned as a major player in the Argentine electricity market. Electricity generation allows us to increase the value of our natural gas reserves. Integration of our business chain provides us with new growth opportunities, adding value through the sale of power and energy services to transporters as well as through the development of cutting-edge technology.

We conduct electricity generation activities through the Genelba thermal power plant and the open cycle gas-fired turbine (“Genelba Plus”) in the Province of Buenos Aires, the Pichi Picún Leufú Hydroelectric Complex (“HPPL”) in the Comahue region, on the Limay River, in the Province of Neuquén and Ecoenergía thermal power plant (“Ecoenergía”) located in Bahía Blanca, in the Province of Buenos Aires. In addition, in the transmission business segment, we hold an equity interest in Enecor S.A. (“Enecor”).

As of December 31, 2012, we were also engaged in the electricity distribution business through our indirect equity interest in EDESUR, a company controlled by Distrilec. However, on January 30, 2013 we agreed to sell our direct and indirect interest in Distrilec to Hidroeléctrica Piedra del Águila S.A. and La Plata Cogeneración S.A. for U.S.$35 million, thereby withdrawing from the electricity distribution business.

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

For the ten years prior to 2008, electricity demand in Argentina increased at an average rate of 5.2% per annum, exceeding the growth in GDP for the period. However, during 2008, the rate of growth declined as a consequence of a warm winter and the onset of the global economic crisis, and during 2009, demand decreased mainly as a consequence of the drop in industrial activity levels and moderate temperatures during the year that resulted in reduced consumption by the residential sector. In 2009, demand decreased 1.3% while in 2010 demand recovered and grew 5.9%. During 2011, electricity demand increased at a rate of 5.1%. This positive variation was mainly driven by industrial consumption throughout the year, accounting for 6.5% growth. Residential demand, in turn, also showed an increase of 5.2%. In 2012, demand grew 4.2%, reaching 121.311 gigawatt hours (“GWh”), as a result of 6.6% growth in the residential sector and 0.8% in the industrial sector. In 2012, a new energy consumption record was set. Supply to the system came from increased thermal generation derived from the addition of new generation facilities to the system and larger hydroelectric resources from extraordinary water volume in the Paraná river. At the same time, in the Uruguay river and Comahue basin, volumes of water were below historical average values, which triggered an increase in the use of natural gas and liquid fuels.

Total electricity generation in Argentina during 2012, including imports and exports, totaled 125,705 GWh, out of which 66% was attributable to thermoelectric plants, 29% to hydroelectric plants and 5% to nuclear plants.

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

The allocation of electricity dispatched to the wholesale electricity market (the “MEM”), whether such electricity is produced under firm contracts or for the spot market, is subject to market rules based on the lowest variable cost of electricity generation. See “—Regulation of our Business—Argentine Regulatory Framework—Electricity.” Since Genelba uses combined cycle technology for a natural gas-fired power plant, our short-run variable cost is expected to be lower than the cost of most other thermoelectric power plants, granting significant competitive advantages to Genelba. Therefore, the Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the wholesale electric market administration company, or “CAMMESA”) is expected to dispatch Genelba’s generating capacity before that of most other thermoelectric plants. Genelba stands out in the Argentine electricity market for its high reliability and efficiency. The plant is recognized as one of the combined cycle electric power plants with the highest availability in Argentina.

During 2007, the board of directors of the Company (the “Board of Directors”) approved the construction of the new Genelba Plus open cycle gas-fired turbine. In 2009, we completed construction works in connection with the new plant, which added 165 MW to the system. This thermoelectric plant is close to the existing Genelba plant, and started its commercial operations in August 2009. This unit will help us meet increased demand for electricity from our clients under supply agreements for large users in the MEM under the Energía Plus program (SE Resolution No. 1,281/06) (the “Energy Plus Program”).

During 2011, we completed the construction of Ecoenergía’s 14MW power plant, located at TGS’s General Cerri complex and obtained authorization for commercial operations. Thereafter, in 2012, we obtained authorization to operate the plant under the Energy Plus Program.

We were awarded a 30-year concession for hydroelectric power generation at HPPL beginning in August 1999. The complex has three electricity generating units with an installed capacity of 285 MW. Pursuant to our concession contract and applicable laws, as from August 2002 we paid 1% in hydroelectric royalties, with scheduled annual increases of 1% per year until royalties reached a cap of 12%, based upon the tariff rate applied to block sales of the electricity sold. As of December 31, 2012, we paid hydroelectric royalties at a rate of 11%. In addition, we pay the Argentine government a monthly fee for the use of the water source amounting to 0.5% of the same amount used for the calculation of hydroelectric royalties.

During 2012, the Genelba thermoelectric plant generated 6,341 GWh of electricity, of which 5,263 GWh were generated in combined cycle and 1,078 GWh were generated by the new Genelba Plus power plant. The combined generation by Genelba and Genelba Plus represented a 5% of total power generation and 7.7% of thermal generation in Argentina during 2012.

The Genelba combined cycle and Genelba Plus gas turbine operated with a 95,7% and a 99,1% availability factor, respectively, during 2012. The reliability factor was 97.6% for the combined cycle and 100% for the new Genelba Plus gas turbine.

In addition, HPPL generated 650 GWh of electricity, with a 95.6% availability factor and a 100% reliability factor. HPPL generated approximately 1% of total power generation in Argentina and 2% of total hydraulic generation in Argentina for 2012. The 650 GWh of electricity generated represented a decrease of 20% in comparison to 2011.

During 2012, Genelba and HPPL together accounted for approximately 5.1% of the power generated in Argentina. The joint operation of the generating units minimizes income volatility, capitalizing on the natural barriers existing among the different resources used for power generation.

The following chart details energy generation and sales figures for Genelba and HPPL for the fiscal years ended December 31, 2012, 2011 and 2010:

	Year ended December 31,
	2012	2011	2010
Power Generated (in GWh)	7,070	6,284	5,715

Power Sold (in GWh):
Forward market	3,025	2,921	2,784
Spot market	4,756	3,919	4,065

Total sales	7,781	6,840	6,849

Sales (in millions of pesos)	1,598	1,457	1,188

Electricity Transmission: Enecor

Enecor is an independent electricity transmission company. We own 69.99% of Enecor and Impregilo International Infrastructures N.V. owns the remaining interest. Enecor has a 95-year concession, expiring in 2088, to construct, operate and maintain approximately 22 km of electricity lines and a 500 Kilovolt (“Kv”)/132 Kv transforming station in the Province of Corrientes. Under the concession contract, 700,000 Class “A” shares of Enecor are pledged in favor of the Province of Corrientes.

Enecor is party to a maintenance agreement with Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. (“Transener”), which in June 2008 was extended for a period of ten years. Transener owns the majority of the National Interconnection System (“SIN”), including almost all of the 500 kV transmission lines.

Electricity Distribution: EDESUR

EDESUR was created as part of the privatization of the Buenos Aires electricity distribution network. As of, December 31, 2012 PESA owned 48.5% of Distrilec, which, in turn, owned 56.35% of EDESUR. As of such date, PESA and Enersis/Chilectra Group (which owned 51.5% of Distrilec, and is owned by ENEL Energy Europe S.L.) were the only shareholders of Distrilec and, pursuant to a shareholders’ agreement, both parties had the right to elect an equal number of directors, with an equal number of votes to approve all the resolutions at meetings of Distrilec’s board of directors.

In 1992, EDESUR was awarded an exclusive license by the Argentine government to distribute electricity in the southern area of the City of Buenos Aires and 12 districts of the Province of Buenos Aires, serving a residential population of approximately 6 million inhabitants. The license expires in 2087 and is renewable for an additional 10-year period. As of December 31, 2012, EDESUR’s clients totaled 2,416,652, a 1.2% net increase compared to 2011. This indicator confirms the upward trend prevailing for the tenth consecutive year. Some of these customers were added as a result of new electricity lines, while others, who had been receiving electricity outside the system, are now fully connected and duly billed.

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

In August 2005, EDESUR signed a memorandum of agreement (the “MOA”) with UNIREN as part of the renegotiation of its concession contract. The MOA included the terms and conditions which, once the procedures established by regulations were fulfilled, would be the basis for the adjustment of EDESUR’s concession agreement. The MOA provided that between the execution of the MOA and June 30, 2006 an overall rate review would be performed in order to establish a new rate schedule effective August 1, 2006 and for five subsequent years. In addition, the MOA provided an interim period for which the following was agreed upon: (i) an interim rate schedule as from November 1, 2005 with an increase in the average rate not exceeding 15%, applicable to all rate categories except for residential users, (ii) a cost monitoring system which allows for reviewing rate adjustments, (iii) restrictions on dividend distribution and debt interest payments during 2006, (iv) investment commitments for 2006, (v) service quality standards and (vi) restrictions on Distrilec with regard to changes in its interest or sale of its shareholdings in EDESUR. Subsequently, SE Resolution No. 864/08 delayed the effectiveness of the new rate system until February 1, 2009. As a preliminary condition for the Argentine government to ratify the MOA, EDESUR and its shareholders suspended all pending claims arising out of any measures taken under the Public Emergency Law in connection with EDESUR’s concession agreement.

The MOA was ratified by the Executive Branch on December 28, 2006. Subsequently, under Resolution No. 50/07 published on February 5, 2007, the Ente Nacional Regulador de la Electricidad (the national electricity regulatory agency, or “ENRE”) approved the new tariff schedule and the passing along to end users of the provisional tariff increases as agreed upon. In addition, under Resolution No. 433/07 published on April 30, 2007, the SE extended the contractual transition period and the effects thereof until the effective date of the tariff schedule derived from the overall rate review. Subsequently, under SE Resolution No. 1,838/07 and ENRE Resolution No. 867/07, a 9.75% adjustment according to the cost monitoring system provided for under the MOA was approved for the May 2006–April 2007 period, applicable as from May 2007.

On July 31, 2008, the ENRE issued Resolution No. 324/08 in relation to the interim tariff scheme, approving a new tariff schedule for EDESUR applicable as from July 1, 2008, which imposed gradual increases between 10% and 30% on residential users with bimonthly consumption levels over 650 kilowatt hours (“kWh”) as well as a 10% increase on commercial or industrial users. In addition, it provided for the application of the new tariff to the Program for the Rational Use of Energy (the “PUREE”) and the partial recognition of the cost monitoring system (the “CMS”) for subsequent periods.

Additionally, pursuant to the overall tariff review, on November 12, 2009, EDESUR submitted to the ENRE its revenue requirements in compliance with ENRE Resolution No. 467/08.

On August 18, 2009, the SE established, by Resolution No. 652/09, new seasonal prices for the June 1, 2009—December 31, 2009 period for residential users with bimonthly consumption over 1,000 kWh or monthly consumption over 500 kWh. As a result, the ENRE issued Resolution No. 433/09, dated August 19, 2009, approving the values stated in the new tariff schedule applicable to the above mentioned period, representing a subsidy from the Argentine government to affected users of 100% of the tariff increase provided for under ENRE Resolution No. 628/08 for June and July 2009 and of 70% of the tariff increase for August and September 2009. Equivalent subsidies were provided for under Resolution Nos. 347/10 issued by the SE and 294/10 issued by the ENRE for the June 1, 2010-September 30, 2010 period, Nos. 202/11 issued by the SE and 216/11 issued by the ENRE for the June 1, 2011-December 31, 2011 period, and Nos. 255/12 issued by the SE and 155/12 issued by the ENRE for the June 1, 2012-September 30, 2012 period.

Subsequently, on November 27, 2012, the ENRE issued Resolution No. 347/12 authorizing EDESUR to apply a differential fixed amount for each category of users to be used exclusively for the execution of infrastructure works and corrective maintenance of facilities. In addition, the above Resolution provided that such amount must be deposited in a special account to be managed through a trust.

Notwithstanding these actions, EDESUR’s revenues do not reflect variations in the cost of daily supply of electricity distribution services, with cash and operating deficits continuing.

On October 8, 2010, the ENRE served notice to EDESUR of Resolution No. 525/10, demanding that EDESUR adjust the 2010 investment plan and submit an operative regularization program to remove deficiencies in the supply of public services. EDESUR submitted to the ENRE a petition for reconsideration against such resolution, rejecting the reasons and grounds therefor, and ratified the 2010 investment plan and the Operative Regularization Program. As of January 30, 2013 (at which time we agreed to sell our direct and indirect interest in Distrilec, EDESUR’s controlling shareholder, and withdrew from the electricity distribution business), EDESUR’s petition had not been answered.

Following electricity supply interruptions that occurred during December 22 - 28, 2010, due to extreme and exceptional weather conditions, with the longest heat wave in the past 58 years, and nine consecutive days of maximum temperatures above 33ºC, the ENRE, through Resolution No. 1/11, on January 4, 2011, ordered that a comprehensive technical, legal, economic and financial audit of EDESUR be conducted within a 30-day term to assess compliance by EDESUR with its material obligations, the adequacy of and compliance with the committed investment plan, the investments made to meet demand growth, the current conditions and level of maintenance of the facilities and equipment, and the question of whether EDESUR is qualified to adequately provide public electric power distribution services. The above mentioned comprehensive audit started January 5, 2011. As of January 30, 2013, the audit was in progress and EDESUR had answered all requests for information that it had received from the designated auditors.

On July 12, 2012, under Resolution No. 183/12, the ENRE appointed its Vice President, Luis Miguel Barletta, Engineer, as supervisor at EDESUR, to supervise and control all ordinary acts of administration and disposition related to the normal supply of the public electric power distribution service. Mr. Barletta was appointed for a term of 45 days, which was successively extended through January 30, 2013, and he therefore continued at that time to hold the position as supervisor.

Under Resolution No. 347/12, published on November 27, 2012 in the Official Gazette, the ENRE provided for the application of an additional fixed charge to each user that is different according to each user category and does not vary based on consumption. The amounts so collected by EDESUR would be allocated to the creation of a trust fund for the financing of infrastructure and corrective maintenance works at EDESUR’s facilities. Such amounts will be considered to be advance payments on the credits and debits determined by the ENRE at the time of implementation of the overall rate review.

The chart below sets forth EDESUR’s annual electricity sales for each type of user for the fiscal years ended December 31, 2012, 2011 and 2010.

	Year ended December 31,
	2012	2011	2010
Sales in GWh:
Residential	6,563	6,203	6,034
General	3,725	3,619	3,520
Large users	7,451	7,410	7,207

Total Sales (in GWh)	17,739	17,232	16,761

Sales (in millions of pesos)	2,971	2,370	2,261

In recent years, Argentina’s economic growth has had an impact on the demand for electricity, which has surpassed consumption levels recorded prior to the 2001 crisis. Within EDESUR’s concession area, demand in 2012 increased to 19,842 GWh, or a 0.03% increase, compared to 2011, with a 3,715 MW peak demand that set a new record for EDESUR, exceeding by 4.8% the maximum power for 2011. In addition, electricity sales in 2012 were 17,739 GWh, representing a 3% increase compared to 2011.

On June 18, 2009, Decree No. 732/09 was published in the Official Gazette of the Province of Buenos Aires. This decree approved the addendum to a new master agreement for the provision of electricity to low-income suburban areas close to the City of Buenos Aires, which had expired in December 2006, and provided for a four-year renewal term as from January 1, 2007. Within the national framework, such addendum had already been ratified by the Ministry of Federal Planning on September 17, 2008.

Actions taken by EDESUR

Under the MOA, EDESUR complied with the provision of electricity distribution services, repeatedly meeting continuous increases in demand. In this respect, EDESUR absorbed higher costs associated with rendering these service and complied with the investment commitments set forth in the MOA to meet the increase in demand.

Pursuant to the MOA, EDESUR made a number of claims before the ENRE seeking recognition of increases in the cost of its services and requesting that such increases be passed on to its tariffs, considering the economic and financial situation of the company.

Given the delay by the ENRE in responding to such claims by EDESUR, the company initiated an acción de amparo against the ENRE and the Argentine government. On May 9, 2012, EDESUR received notice of a court ruling ordering the ENRE and the Argentine government to make a decision on such matters and to take all actions within the scope of their competence to complete the tariff renegotiation process agreed to as part of the MOA. As of January 30, 2013, the requests submitted were still pending resolution by the relevant authorities.

The delay by the regulatory authorities in complying with certain milestones provided for in the MOA has materially adversely affected EDESUR’s results of operations and liquidity. Until the terms of the MOA are complied with, EDESUR is evaluating a number of alternatives to restore the balance in its operating cash flow.
Our investment in Distrilec/EDESUR

The net book value of our equity investment in Distrilec (controlling shareholder of EDESUR) amounted to Ps. 202 million at December 31, 2012, representing 1% of our total assets.

Considering the economic and financial situation of EDESUR, Petrobras Argentina has assessed the recoverability of such investments by making projections based on probability-weighted scenarios using different assumptions, some of them assuming that electricity rates will be increased.

These projections were prepared on the basis of estimates concerning the future performance of certain variables that are considered sensitive to the determination of recoverable value, including: (i) nature, extent, opportunity and methodology of electricity tariffs increases; (ii) electricity demand projections; (iii) evolution of operating costs; and (iv) macroeconomic variables, such as gross domestic product growth rates, inflation rates and foreign currency exchange rates.

Based on the above assessment, the Company determined that no impairment charge was required as of December 31, 2012 on the carrying equity value of its investment in Distrilec/EDESUR.

On January 30, 2013, we agreed to sell our direct and indirect interest in Distrilec to Hidroeléctrica Piedra del Águila S.A. and La Plata Cogeneración S.A. for U.S.$35 million, thereby withdrawing from the electricity distribution business.

Competition

We compete in both the spot and futures markets, with competitors such as Endesa Costanera, Central Puerto, AES and the Pampa Group, among others. In addition, in the Gas Plus market, where most of our energy is sold under term contracts, we compete with the Pampa Group, Grupo Albanesi and AES, among others.

INSURANCE

Our insurance policy principally focuses on the concentration of risks and the importance and replacement value of assets. Under our risk management policy, our principal assets, such as oil and gas facilities, refineries, petrochemical plants and power generation plants are insured for their replacement value.

We insure against material damages, control of wells (especially where we have gas production), and third-party liability, including marine liabilities. Our reinsurers have ratings equal to or above “A-” from Standard & Poor’s, “A3” from Moody’s and/or “B+” from A.M.Best. Insurance companies provide coverage in each and every country where we have controlled interests, following terms and conditions given by our reinsurers. We maintain coverage for operational third-party liability with respect to our onshore and marine activities, including sudden environmental risks such as oil spills (see “Item 3. Key Information—Risk Factors—Our operations could cause environmental damage, and any changes in environmental laws may increase our operational costs”). We carry third-party liability insurance coverage of up to U.S.$125 million for each and every ocean marine and non-ocean marine incident of loss. We maintain control of wells coverage in many gas and oil fields located in Argentina and Bolivia. We also carry marine cargo insurance and directors and officers insurance coverage. We also carry environmental guarantee insurance policies in accordance with Law No. 25,675 (the “General Environmental Policy”) for the following assets: the Bahía Blanca refinery, the Galván port storage plant, the Dock Sud storage plant, the Avellaneda blending plant, the Genelba power generation plant, the Zárate petrochemicals plant and six gas stations located in the Province of Buenos Aires. All projects and installations under construction are required to be insured in compliance with the contract for any damage and liability risk. We also carry insurance for workmen’s compensation and automobile liabilities.

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

Our Quality, Safety, Environment and Health (“QSEH”) policies incorporate state-of-the-art concepts, including: eco-efficiency, life cycle, continuous improvement and leadership. This is implemented through the use of 15 guidelines and international standards for practical and customary action, each aimed at responsible behavior-based development, in accordance with management system requirements.

We have complied with international audits and certifications with respect to environmental management, quality, safety and occupational health. We have 25 certifications distributed across ten assets certified under internationally recognized standards, including ISO 14001, ISO 9001 and OHSAS 18001, which are maintained through regular third-party audits.

Excellence in Management

We are continuing to improve our management procedures by adopting an Excellence in Management Program focused on the principles of the corporate management manual based on the “Brazilian National Quality Award,” and the management evaluation program for safety, environment and health (the “PAG-SMS Program”).

The Excellence in Management Program provides a framework for the development of best practices, measures business management and identifies strengths and opportunities for the implementation of improvement plans focused on excellence. Since 2008 we have been implementing pilot benchmark evaluations of management indicators to contribute to the creation of a culture of excellence that integrates comparative information. During 2012, the Genelba power plant received a Special Mention for Management of Production Processes from the Fundación Premio Nacional de la Calidad (the Argentine national quality award foundation) for demonstrating a strong commitment to the values promoted by the Model of Excellence in Management.

The PAG-SMS Program, started in 2004, verifies site adherence to the safety, environmental and occupational health policy and its 15 corporate guidelines. This verification involves triennial evaluations conducted by specialized assistants from Petrobras system locations, selected by our head office.

We also promote transparent and integrated management processes, while improving the efficiency of operations. The Company has implemented its standardization process, based on the “SINPEP” (Petrobras’ Electronic Integrated Standardization System) application, software developed by Petrobras for all of its units to facilitate the creation, implementation and improvement of standards for organizational process management. With the purpose of improving teamwork activities that contribute to efficient operations and improved results, we promoted an “Equipment Improvement” initiative, designing a methodology considering the best global practices applicable to the Argentine market and started implementing the methodology in our business segments.

Additionally, Petrobras Argentina recertified the quality management systems of its processes in different assets, showing its commitment to clients and final consumers, and also recertified its safety, health and environmental management systems at its business segments. In addition, the Company certified occupational safety and health management systems in its Lubricants unit.

Safety

To reduce the risk of accidents, a series of preventive measures have been developed, which focus on and are addressed to PESA’s supervisors and contractors’ supervisors, as well as to PESA’s management staff involved in their management processes.

In connection with Process Safety initiatives, the Company has enhanced its guidelines for risk management and change management, the qualitative and quantitative assessments of its facilities made by skilled facilitators and multidisciplinary groups of various sectors at each asset, and training and implementation regarding software for the proper and effective use of change management practices.

Environment

Petrobras Argentina’s operations are carried out within a “sustainable development” context, prioritizing QSEH-related matters. We are committed to minimizing our impact on the environment, and are developing a framework to assess and report on the eco-efficiency of all of our business units. Eco-efficiency is based on the concept of creating more goods and services while using fewer resources and creating less waste and pollution.

Consistent with our strategic commitment to environmental responsibility, we have been working to reconcile increased production with the efficient use of natural resources such as water and energy, and to generate the smallest possible amount of effluents and emissions in all of our business units, as evidenced by programs such as our “Inventory System of Atmospheric Emissions” (Sistema de Gestión de Emisiones Atmosféricas, or “SIGEA”) project.

Regarding operating improvements, remediation and waste treatment, we have consolidated the corporate waste management system (the Sistema Corporativo de Residuos, or “SCR”), aimed at tracking waste management from generation to final disposal. We have also continued with the implementation of projects for remediation and recovery of affected soils in gas and oil fields and at refineries, and with projects for duct integrity. Additionally, we have implemented the “DataHidro” system (a corporate computerized water resource and effluent data system), which uses a database to manage the rational use of water by the Company, while the resulting emissions inventory information is used to support improvements and power reductions.

In addition, to improve further the environmental information about the locations we operate, we produced an environmental sensitivity map for the Paraná river, covering areas from Asunción del Paraguay to the Río De la Plata. This environmental, georeferenced information, which addresses socioeconomic, cultural, flora, fauna and community aspects, will be a key tool to prevent risks inherent to PESA’s operations.

Since 2011, the Company has also developed and implemented new energy efficiency and emission indicators for its business units that involve high power consumption. It has therefore set global reduction targets for each indicator to be complied with through improvements in facility and equipment operation and investment in new technologies. Emission and efficiency indicators are linked to production. This approach permits strategies on greenhouse effect gas emissions associated with production to be defined at the level of each plant or activity, and for appropriate goals to be set on the basis of such indicators. Continuing with the aim of ensuring compliance with project goals in energy efficiency and emission reduction, work has begun with respect to the opportunities for improvement identified in energy audits.

Emergency Response

The Company is actively engaged in preventing, preparing for, and responding to emergency situations, with an emphasis on minimizing damage and rapidly restoring previous conditions in the event of an accident. To that end, we carry out a plan of standardization and revision of contingency processes in our units.

We are party to a mutual assistance agreement with Petrobras, our controlling shareholder, whereby we have committed to assist each other during possible spills in our land and maritime operations. We have established emergency response nautical and land bases, which are distributed throughout different strategic points in Argentina, all of them with the necessary equipment and personnel for effective performance in an emergency.

We regularly conduct land and nautical drills to develop the skills and competency needed to carry out our emergency plans in different sectors. These drills are carried out within the framework of our QSEH policy, and involve the coordination of the activities of various parties who would be called upon in an emergency, such as the fire department, police, our customer service centers, contractors, and our own employees.

Since 2004, we annually organize activities on handling of hazardous material emergencies relating to road transportation in several locations within the country, several of which activities culminate in road accident drills based on a range of different scenarios such as fire, spills and human injuries.

More than 1,450 individuals from the emergency-response community, including civil defense forces and firemen, have been trained in techniques for reducing leaks and firefighting related to land transportation. Through the responses to these drills, we are able to analyze information, assess situations by ranking the seriousness of each scenario on-site, establish response strategies, and study the development of joint intervention techniques, rescue assistance and protection.

During 2012, Petrobras continued forming and training response teams, and reinforcing the training of several brigades in firefighting techniques and concepts and intervention protocols for rescues in confined spaces. A socio-environmental diagnosis map of the area surrounding the Bahía Blanca Refinery has also been produced, based on a survey of the local communities and taking into account a variety of social, economic and cultural considerations.

Health

Committed to its personnel quality of life, PESA continued in 2012 with its heart-safe program following the American Heart Association’s international standards, and with its certification as a smoke-free company through the Ministry of Health of the Republic of Argentina. In addition, the Company was recognized by that Ministry as a blood donation-friendly company on account of the implementation of campaigns for voluntary donation of blood at its facilities.

In addition, the Company has moved forward with its Health Promotion and Protection Program, which not only promotes physical activity and healthy diet habits of its employees, but also addresses issues such as handling of stress and prevention of diseases and accidents. Within this framework, PESA continued offering employees at its facilities individual advice on nutrition and smoking cessation. During 2012, 900 consultations were made and more than 100 workshops were performed.

Further, the Company offered cardiopulmonary resuscitation and first aid training courses at all of its facilities, involving almost 1,100 employees. In addition, it continued with its physical activity plan, in which 1,900 employees participated, carried out flu and tetanus vaccination campaigns throughout the Company, continued with a health and physical activity program specially designed for emergency brigade members, and continued with a Medicina del Viajero (“Travel Medicine”) program, which involved 615 interventions during the year.

In the area of Occupational Health, measurements of the work environment and specific risk maps were completed, and follow-up on deviations was performed. The Company also continued implementing an ergonomics program, with the ergonomic survey of workplaces throughout the Company, created relevant sub-committees at all facilities and provided specific training for the health team.

Finally, the alcohol and drug abuse program continued to be implemented and a new communication campaign was started with the delivery of 3,000 instruction manuals to all employees in addition to the performance of informational workshops.

REGULATION OF OUR BUSINESS

Argentine Regulatory Framework

Petroleum

Overview

The Argentine oil and gas industry is regulated by Law No. 17,7319 (the “Hydrocarbons Law”), enacted in 1967, and natural gas is regulated by Law No. 24,076 (the “Natural Gas Law”), enacted in 1992. The Hydrocarbons Law, which sets forth the general legal framework for the exploration and production of oil and gas, allows the Argentine government to establish a national policy for the development of Argentina’s hydrocarbon reserves, with the principal purpose of satisfying domestic demand.

Originally, the Hydrocarbons Law provided that all oil and gas reserves located within the Argentine territory were owned by the Argentine government, but in 1992 a new regulatory framework was implemented in response to several changes in the Argentine oil and gas industry after the privatization of Yacimientos Petrolíferos Fiscales Sociedad del Estado (now YPF) and Gas del Estado (“GdE”). In order to respond to these changes, Law No. 24,145 (the “Privatization Law”) was enacted. Pursuant to the Privatization Law, the Argentine government transferred ownership of oil and gas reserves to the governments of the provinces in which those reserves were located, upon satisfaction of certain conditions. Furthermore, pursuant to section 124 of the Argentine Constitution, as amended in 1994, provinces were also granted primary control over natural resources existing in their respective territories. In 2007, Law No. 26,197 (the “Federalization Law”) amended the Hydrocarbons Law to also provide that oil and gas areas belong either to (and should be administrated by) the Argentine government or the provinces, depending on the territory where the relevant areas are located.

Fields located in the area lying between 12 nautical miles from the coastline and the outer boundary of the continental shelf belong to the Argentine government. All the fields lying within the various provinces or in offshore areas within twelve nautical miles of the coastline belong to the provinces or the City of Buenos Aires, as applicable. The Federalization Law also divides authority over hydrocarbon transportation concessions between the Argentine government and the provinces, as discussed in detail below under “—Federalization Law.”

As a result of the Federalization Law, all oil and gas exploration permits and production concessions, as well as other types of exploration and/or production contracts with respect to the fields located in provincial territories, where originally granted by the Argentine government, were transferred to the relevant provinces by operation of law without affecting the rights or obligations of permit or concession holders. Transportation concessions within provincial territories were also transferred to the relevant provinces.

The Hydrocarbons Law allows the Argentine government to establish national policies for the development of Argentine reserves and to set out the federal energy policy. Provinces have the right to (i) control and conduct surveillance of permits, concessions and exploration and production agreements, (ii) enforce compliance with the terms and conditions of permits, concessions and exploration and production agreements, (iii) approve the extension of the terms of permits, concessions and exploration and production agreements, and (iv) impose fees.

Following the enactment of the Federalization Law, several provinces (i.e., Chubut, Río Negro, La Pampa and Mendoza) conducted public bidding processes for the granting of new exploration permits and, eventually, production concessions.

While privatized, the oil and gas industry still remains heavily regulated, particularly with respect to: the granting of exploration and production rights; strict control on exports; taxes and fees on gross production; specific investment obligations relating to drilling activities; and other environmental controls and works.

On April 16, 2012, the Argentine government, through Decree No. 530/12, removed YPF’s senior officers and empowered a government intervenor to take a position with YPF for a period of 30 days with immediate effect. On May 3, 2012 the Argentine Congress enacted Law No. 26,741 for the expropriation of 51% of YPF’s Class D shares, out of the shares then held by Repsol YPF S.A. (Spain), and 51% of Repsol YPF GAS S.A., represented by 60% of its Class A shares then held by Repsol Butano S.A. (Spain). Additionally, Law No. 26,741 declares hydrocarbons self-sufficiency, production, industrialization, transport and marketing to be activities of public interest and primary goals of Argentina, empowering the Argentine government to take the measures necessary to achieve such goals.

On July 27, 2012, Decree No. 1,277/12 repealed certain articles of Decrees Nos. 1,055/89, 1,212/89 and 1,589/89, as well as any other regulation that had provided for free disposal of hydrocarbons.

Decree No. 1,277/12 also created the Comisión de Planificación y Coordinación Estratégica del Plan Nacional de Inversiones Hidrocarburíferas (the “Commission”), under the supervision of the Secretaría de Política Económica y Planificación del Desarrollo del Ministerio de Economía y Finanzas Públicas, as well as the Registro Nacional de Inversiones Hidrocarburíferas (the “Registry”).

Decree No. 1,277/12 set forth an obligation by the companies in the Argentine oil and gas industry to submit to the Commission an annual plan on exploration and exploitation investments. The Commission is in turn mandated to design a National Hydrocarbon Investment Plan.

See “Item 3. Key Information—Risk Factors—The Argentine government has intervened in the oil and gas industry in the past, and is likely to continue to intervene” “—Limits on exports of hydrocarbons and related oil products have affected and may continue to affect our results of operations” and “—Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may not be renewed or could be revoked.”

Exploration and Production

Pursuant to the Hydrocarbons Law, exploration and production of oil and gas are carried out though exploration permits, production concessions, production contracts or partnership agreements. Nevertheless, the Hydrocarbons Law permits surface reconnaissance of territories not covered by exploration permits or production concessions, with the authorization of the SE and the permission of the owner of the land. Information obtained through surface reconnaissance must be provided to the office of the SE, which is prohibited from disclosing such information for a period of two years without the prior authorization of the party that conducted the exploration, except in connection with the granting of exploration permits or production concessions.

The Hydrocarbons Law originally granted exploration permits and production concessions at the federal level through a competitive bidding process. Since the enactment of the Federalization Law, this power is exercised by both the federal and provincial governments, as applicable. Companies and individuals seeking to obtain oil and gas permits and to participate in concession bidding processes need to satisfy certain registration requirements with the SE. Permits granted to third parties in connection with the deregulation and de-monopolization process were granted in accordance with procedures specified in certain decrees, known as the “Oil Deregulation Decrees,” issued by the Argentine government. In 1991, the Argentine government established a program under the Hydrocarbons Law, known as the “Argentina Exploration Plan,” which remains in effect and pursuant to which exploration permits may be auctioned. The holder of an exploration permit has the exclusive right to perform the operations necessary or appropriate for the exploration of oil and gas within the area specified by the permit. Each exploration permit may cover only unexplored areas up to 10,000 square kilometers in size (15,000 square kilometers for offshore exploration), and may have a term of up to 14 years (17 years for underwater exploration).

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

Under the Hydrocarbons Law, holders of exploration permits and production concessions are required to carry out all necessary works to find or extract hydrocarbons, using appropriate techniques, and to make the investments specified in their respective permits or concessions. In addition, holders must avoid damage to oil and gas fields and waste of hydrocarbons, must undertake adequate measures to prevent accidents and damage to agricultural activities, the fishing industry, communications networks and ground water, and must comply with all applicable federal, provincial and local laws and regulations. Failure by the holder of permits or concessions to make the relevant investments or take the measures required to avoid damages entitles the federal or provincial government who granted such permits or concessions to revoke or terminate them early, as applicable. Recently, provincial governments have revoked concessions, including a concession held by the Company, arguing that concessionaires had failed to make the required investment. See “Item 3. Key Information-Risk Factors-Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may not be renewed or could be revoked.”

Holders of production concessions are required to pay for such concessions, and to make certain royalty payments to the Argentine government. Please see “—Royalties” below for more detail.

Exploration permits and production or transportation concessions are subject to termination upon breach or violation of applicable laws, regulations, or permit or concessions terms, or upon the bankruptcy of the permit holder or concessionaire. In the event of the expiration of exploration permits or production concessions, all oil and gas wells, operating and maintenance equipment and ancillary facilities automatically revert to the federal or provincial government, without compensation to the permit holder or concessionaire.

Exploration permits and production concessions can be partially or totally assigned with the prior authorization of the Argentine government.

No early termination is provided for under the Hydrocarbon Law due to a change of control in a company’s equity, although change of control clauses may be included under the relevant exploration permits or production concessions.

Authorized Governmental Agency

The SE is the federal governmental agency in charge of enforcing the Hydrocarbons Law. However, the Argentine government is in charge of determining areas in which hydrocarbons activities are to be encouraged and the granting of permits and concessions. Pursuant to the Federalization Law, each province has the authority to enforce the Hydrocarbons Law within its own territory.

Pursuant to Decree No. 1,277/12, companies holding hydrocarbon concessions must submit to the Commission an annual investment plan. The Commission shall then evaluate the annual investment plan, verifying its suitability with respect to the National Hydrocarbon Investment Plan. If it deems appropriate, the Commission may request the submission of a new annual investment plan that more suitably conforms to the requirements of the National Hydrocarbon Investment Plan.

State-Owned Energy Company

In October 2004, the Argentine Congress enacted Law No. 25,943 creating a new state-owned energy company called Energía Argentina S.A. (“ENARSA”). The corporate purpose of ENARSA is to carry out, through third parties or through joint ventures with third parties, (i) studies, exploration and exploitation of natural hydrocarbon reserves, (ii) the transportation, processing and sale of hydrocarbons and their direct and indirect by-products, (iii) the transportation and distribution of natural gas and (iv) the generation, transportation, distribution and sale of electricity. Moreover, Law No. 25,943 granted ENARSA all exploration concessions in respect of all national offshore areas located more than 12 nautical miles from the coastline, up to the outer boundary of the continental shelf, that were vacant at the time of the entry into force of the law on November 3, 2004. Therefore, any future exploration of offshore areas must be performed jointly with ENARSA.

Net Worth Requirements

The Hydrocarbons Law requires that, to engage in any exploration, production or transportation activity in respect of oil and gas, companies must comply with certain capital requirements and financial solvency standards.

SE Resolution No. 193/03 states that, in order to receive and maintain permits or concessions, the permit holder or concessionaire must have a minimum net worth of Ps. 2 million, in the case of land areas, and Ps. 20 million, in the case of offshore areas, and that such minimum net worth must be maintained for the entire term of the permit of concession. Non-compliance with this requirement may result in penalties, including fines or even removal from the register of oil companies of the SE. Up to 70% of these net worth requirements may be satisfied by means of financial or other guarantees.

Federalization Law

The Federalization Law was published in the Official Gazette on January 3, 2007, and amended the Hydrocarbons Law to clarify the federal and provincial governments’ ownership rights over liquid and gaseous hydrocarbon fields, based upon their location. As noted above, the Federalization Law transferred ownership of all hydrocarbon reservoirs that are onshore or within 12 nautical miles offshore to the provinces and the City of Buenos Aires, and provided for Argentine government ownership of reservoirs more than 12 nautical miles offshore, until the outer limit of the continental shelf. Pursuant to the Federalization Law, the Argentine Congress shall continue to enact laws and regulations to develop oil and gas resources existing within all of the Argentine territory (including marine resources), but the governments of the provinces where the hydrocarbon reservoirs are located shall be responsible for the enforcement of these laws and regulations, and the administration of the hydrocarbon fields, and shall act as granting authorities for the exploration permits and production concessions. However, the administrative powers granted to the provinces shall be exercised within the framework of the Hydrocarbons Law and the regulations complementing this law. Consequently, even though the Federalization Law established that the provinces shall be responsible for administering the hydrocarbon fields, the Argentine Congress retained its power to issue rules and regulations regarding the oil and gas legal framework. Additionally, the Argentine government retained the power to determine national energy policies. It was expressly stated that the transfer would not affect the rights and obligations of exploration permit and production concessionaires, or the basis for the calculation of royalties, which shall be calculated in accordance with the concession title and paid to the province where the reservoirs are located. The Federalization Law provides that the Argentine government shall retain the authority to grant transportation concessions: (i) involving the territory of two or more provinces; and (ii) directly connected to export pipelines for export purposes. Consequently, transportation concessions which are located within the territory of one province and which are not connected to export facilities have been transferred to the provinces.

Finally, the Federalization Law grants powers to the provinces to: (i) exercise in a complete and independent manner all activities related to the supervision and control of the exploration permits and production concessions transferred by Law No. 26,197; (ii) enforce all applicable legal and/or contractual obligations regarding investments, rational production and information and surface fee and royalties payment; (iii) establish the legal and contractual terms; (iv) apply the sanctions provided for in the Hydrocarbons Law; and (v) exercise all other authority as set forth by the Hydrocarbons Law.

As of the enactment of the Federalization Law on January 3, 2007, each enforcement authority was made a counterparty to the different permits and concessions granted, with all the powers set forth in the Hydrocarbons Law, as amended and supplemented, and the rights derived therefrom.

On May 3, 2012, the Argentine Congress enacted Law No. 26,741, which declares hydrocarbons self-sufficiency, production, industrialization, transport and marketing to be activities of public interest and primary goals of Argentina, and empowers the Argentine government to take the measures necessary to achieve such goals.

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

Transporters of hydrocarbons must comply with the provisions established by Decree No. 44/91, which implements and regulates the Hydrocarbons Law as it relates to the transportation of hydrocarbons through oil pipelines, gas pipelines, multiple purpose pipelines and/or any other services provided by means of permanent and fixed installations for transportation, loading, dispatching, tapping, compression, conditioning infrastructure and hydrocarbon processing. This decree is applicable to oil pipelines and not to gas pipelines. See “—Regulation of Our Business—Argentine Regulatory Framework—Natural Gas—ENARGAS.”

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

Depending on whether gas or crude oil is transported, tariffs are subject to approval by ENARGAS or the SE. SE Resolution No. 5/04 sets forth maximum amounts:

•	for tariffs on hydrocarbon transportation through oil pipelines and multiple purpose pipelines, as well as for tariffs on storage, use of buoys and the handling of liquid hydrocarbons; and

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

Refining and Marketing

Decree No. 1,212/89, issued pursuant to the Hydrocarbons Law, regulates hydrocarbon-refining activities by oil producers and other third parties. This decree, as well as rules and regulations issued by the SE, regulates the commercial, environmental, quality and safety aspects of refineries and gas stations. This decree authorized imports, abolished oil assignments by the SE and deregulated the installation of refineries and gas stations. Certain supervisory and control powers of the SE have also been delegated to provincial and municipal authorities, and therefore the refining and sale of refined products must also comply with provincial and municipal technical, health, safety and environmental regulations.

In order to refine hydrocarbons, companies must register with the SE. Registration is granted on the basis of financial, technical and other standards. As described below, liquid fuel retail outlets, points of sale for fuel fractioning, the resale to large users and supply contracts between gas stations and oil companies are also subject to registration with the SE.

Also, gas stations and other fuel retailers and distributors are required to register with the SE to participate in the liquid fuel markets. Severe sanctions are imposed on those who execute transactions with unregistered parties. Additional requirements are also imposed on all fuel market participants, and brand owners are jointly liable for any breaches by companies operating under their brand name (pursuant to SE Resolution No. 1,102/04). Also, gas stations in border areas must sell fuels to vehicles bearing foreign license places at mandatory differential prices (pursuant to SE Resolutions Nos. 938/06 and 959/06).

The Argentine government has also imposed restrictions on exports, requiring producers to obtain authorization before performing export operations (pursuant to Decree No. 645/02 and SE Resolutions Nos. 1,679/04 and 1,338/06). Prior to

obtaining the SE’s approval to export crude oil or diesel oil, producers must generally demonstrate that they have either satisfied local demand requirements or granted the domestic market the opportunity to purchase oil on similar terms. Potential exporters of diesel oil must also register in advance with the government (pursuant to SE Resolution No. 1,679/04).

In 2005, the Argentine government imposed additional requirements to guarantee the domestic supply of diesel oil to gas stations by refiners (pursuant to SE Resolutions Nos. 1,834/05 and 1,879/05). Initially, these regulations allowed gas stations to obtain diesel oil from third parties if refiners were unable to meet demand, with refiners bearing any additional costs incurred in procurement. In 2006, regulations were introduced to require refining companies, wholesalers and retailers to meet total reasonable diesel oil demand on a continuous basis in every region in Argentina at the same level demanded for the corresponding month in the previous year, plus an adjustment to account for growth in domestic product (pursuant to Secretary of Domestic Trade Resolution No. 25/06).

Provision No. 157/06 of the Argentine Undersecretary of Fuels provides that fuel sellers who are parties to contracts creating any degree of exclusivity between the refining company and the fuel seller, which for any reason are seeking to terminate such contract, shall report the termination in advance to the Argentine Undersecretary of Fuels in order to inform the Secretary of Domestic Trade. In that case, the Secretary of Domestic Trade must: (i) issue a statement regarding the validity of the termination of the contract and (ii) use all necessary means to allow the fuel seller terminating the contract to execute another agreement with a refining company and/or fuel broker in order to guarantee its fuel supply.

The SE also regulates the quality content of fuels, through SE Resolution No. 1,283/06. This Resolution has been modified by SE Resolution No. 478/09, postponing the enforcement of some quality specifications for certain kinds of fuels.

Any new fuels sold in Argentina must be authorized by the Undersecretary of Fuels (pursuant to SE Resolution No. 1,334/06). In 2008, the SE exempted fuel oils sold to power plants from marketing quality requirements under SE Resolution No. 1,283/06 (pursuant to SE Resolution No. 150/08).

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

The Ministry of Federal Planning created the Energía Total (“Total Energy”) program in 2007 to help guarantee the supply of liquid and gas fuels to producers and to the Argentine population during 2008 (pursuant to Resolution No. 459/07). The program is designed to encourage the substitution of alternative fuels for natural gas and electricity consumption used in various production activities, and for electricity generation. The program has since been extended. ENARSA is in charge of coordinating the Total Energy program, under which two separate plans call for the provision of liquid and gas fuels. One goal of the program is to guarantee the supply of liquid fuels derived from oil (LPG, diesel oil, fuel oil, gasoline and octane enhancers) and to meet overall demand, based on economic growth and industrial development. The beneficiaries of this plan are primarily fuel refining and importing companies in Argentina that qualify pursuant to regulations governing the Total Energy program and that have reached an agreement with ENARSA.

From January 1, 2010, as established by Law No. 26,093, Decree No. 109/07 and other regulations, all fuels sold in Argentina must contain 5% of bioethanol blending in gasoline and biodiesel in diesel oil.

On April 10, 2013, Secretary of Domestic Trade Resolution No. 35/2013 was published in the Official Gazette, setting maximum sales prices for liquid fuels for a period of six months. For purposes of this resolution, the country is divided into six regions, and the maximum liquid fuels sales price for each region is set at the highest price of liquid fuels as of April 9 in the applicable region.

Market Regulation

Under the Hydrocarbons Law and certain decrees issued in connection with the deregulation and de-monopolization process that took place in the early 1990s (the “Oil Deregulation Decrees”), holders of production concessions had the right, with a few limited exceptions, to freely dispose of their production either through sales in the domestic market or through exports. However, since 2002, the Argentine government has imposed restrictions on the export of hydrocarbons under the Hydrocarbons Law. See “—Refining and Marketing” above and “Item 3. Key Information—Risk Factors— Factors Relating to Argentina—Limits on exports of hydrocarbons and related oil products have affected and may continue to affect our results of operations.”

In this context, Decree No. 1,277/12 repealed certain articles of Decrees Nos. 1,055/89, 1,212/89 and 1,589/89, as well as any other regulation that had provided for free disposal of hydrocarbons.

Decree No. 1,277/12 also requires refining, marketing and transportation companies to submit to the Commission an annual investment plan. The Commission shall then evaluate the annual investment plan, verifying its suitability with respect to the National Hydrocarbon Investment Plan, and shall audit the relevant company’s ongoing fulfillment of its plan every three months.

The Hydrocarbons Law authorizes the Argentine government to regulate the Argentine oil and gas markets and prohibits the export of crude oil during any period in which the Argentine government finds domestic production to be insufficient to satisfy domestic demand. In the event that the Argentine government restricts the export of oil and petroleum products or the free disposal of natural gas, the Oil Deregulation Decrees provide that producers, refiners and exporters shall receive a price, in the case of crude oil and petroleum products, not lower than that of similar imported crude oil and petroleum products, and, in the case of natural gas, not less than 35% of the international price per cubic meter of Arabian light oil, at 34 degrees. See “—Refining and Marketing” above.

Oil Plus and Refining Plus Programs

On November 25, 2008, the Argentine government issued Decree No. 2,014/08. This decree created two programs, known as Oil Plus and Refining Plus. The principal purpose of these programs is to stimulate the exploration, production and exploitation of oil reserves, in order to increase refining capability and production of different types of fuels. According to the decree, companies that fulfill requirements established by these programs will be awarded tax credits that are transferable and that can be applied against export taxes levied on exports of crude oil, natural gas and derivatives.

Also, pursuant to Decree No. 2,014/08, construction of infrastructure by oil companies to (i) enable the exploration and production of new hydrocarbons reservoirs, (ii) increase production capacity or (iii) incorporate new technology for the operation of existing and new hydrocarbons reservoirs, may qualify as Obra de Insfraestructura Crítica (Critical Infrastructure Construction) under Law No. 26,360, and the company may seek reimbursement of the value-added tax (“VAT”) corresponding to the assets involved in the infrastructure construction, or accelerate the amortization of the same assets for the purpose of determining their income tax. Decree No. 2,014/08 is regulated by SE Resolution No. 1,312/08, which defines and quantifies the incentives to be awarded under these programs. These incentives are awarded according to variables such as the international price of oil, the production volumes and the ratios of recovery of hydrocarbons reserves. Fiscal credits awarded under the Oil Plus program are subject to verification of an increase in the production of oil and the incorporation of new reserves of hydrocarbons. Fiscal credits awarded under the Refining Plus program are contingent upon the existence of projects to install new refining units or the expansion of existing units.

In 2012, the Argentine government announced the suspension of its Oil Plus and Refining Plus programs, based on changes in the market conditions under which these programs were established in 2008.

SE Resolution No. 1/13 repealed certain benefits recognized by Resolution No. 1,312/08, in particular those which had granted to exporting companies that satisfied certain requirements a tax credit of 12% of the difference between the domestic price and the value of the international price applicable to such export.

Royalties

Pursuant to sections 57 and 58 of the Hydrocarbons Law, holders of exploration permits and production concessions must pay an annual surface fee that is based on acreage of each block and which varies depending on the phase of the operation, (i.e., exploration or production), and in the case of exploration, depending on the relevant period of the exploration permit. On October 17, 2007, Decree No. 1,454/07 significantly increased the amount of exploration and production surface fees expressed in Argentine pesos that are payable to the different jurisdictions where the hydrocarbon fields are located.

According to the Hydrocarbons Law, royalties equivalent to 12% of the wellhead price of crude oil and natural gas are paid in Argentina, though a province may require the payment of a higher royalty rate upon renewal of a concession. The wellhead price is calculated by deducting freight and other sales-related expenses from the sale prices obtained from transactions with third parties. The Hydrocarbons Law authorizes the government to reduce royalties by 5% based on the productivity and location of a well and other special conditions. Any oil and gas produced by the holder of an exploration permit prior to the granting of a production concession is subject to the payment of a 15% royalty.

SE Resolution No. 435/04, which updated SE Resolution No. 155/92, (i) imposes additional reporting requirements with respect to royalties, (ii) introduces certain changes with respect to the powers of provinces, (iii) amends certain parts of the royalty determination system, including applicable deductions and exchange rates, and (iv) establishes penalties upon default of a reporting duty. This resolution has been applicable to permit holders and concessionaires since June 2004.

Concessionaires are required to file monthly affidavits with the SE and the relevant provincial authorities, informing with respect to:

•

the quantity and quality of extracted hydrocarbons, including the computable production levels of liquid hydrocarbons and a breakdown of the crude oil (specifying the type), condensate and total natural gas recovered (with a 0.1% maximum error tolerance);

•	sales to domestic and foreign markets;

•	reference values for transfers made at no cost for purposes of further industrialization;

•	freight costs from the location where marketable condition of a product is attained to the location where commercial transfer of the product takes place; and

•	a description of sales executed during each month.

In addition to the affidavits, concessionaires must file receipts evidencing payment of royalties. Upon breach of any reporting duty, provincial authorities are entitled to make their own assessment of royalties.

SE Resolution No. 435/04 also provides that if a concessionaire allots crude oil production for further industrialization processes at its own or affiliated plants, the concessionaire is required to agree with provincial authorities and the SE, as applicable, on the reference price to be used for the purpose of calculating royalties and payments. Upon failure by the concessionaire to agree this price, provincial authorities may fix this reference price. The concessionaire is eligible for certain deductions, including (i) inter-jurisdictional freight costs, which can be deducted from the selling price, as long as transportation is made by means other than a pipeline, and monthly invoices and any relevant agreements are provided, and (ii) internal treatment costs (not exceeding 1% of the payment) incurred by authorized permit holders or concessionaires.

Undersecretary of Fuels Provision No. 1/08 established that the cutoff value for crude oil obtained from bituminous minerals as established by Ministry of Economy Resolution No. 394/07, equivalent to U.S.$ 42.00 per barrel, should be considered as the effective floor price on which to apply the positive quality adjustments for purposes of calculating the settlement of hydrocarbon royalties payable to the provinces.

By Decree No. 2,240/08, the Province of Neuquén approved the agreement signed with PESA for the extension of its concessions, other than Sierra Chata, for an additional ten years, subject to the Company’s agreement to pay to the Province an extraordinary exploitation right of 3% on its production of oil and gas in addition to the 12% annual royalty payment previously described.

SE Resolution No. 813/10 ratified Undersecretary of Fuels Provision No. 1/08 for purposes of the settlement of hydrocarbon royalties as from January 9, 2008.

Exchange Rates Applicable to Royalties

Under Resolution No. 76/02 of the Ministry of Economy, royalties on oil exports must be fixed taking into account the offer exchange rate quoted by the Banco de la Nación Argentina on the day before the royalty is paid.

However, from December 2001 until May 2002, producers and refiners agreed to negotiate a reduced exchange rate in order to moderate the impact of the Argentine peso devaluation on the price of the products. Producers calculated and paid royalties according to this reduced exchange rate. These calculations have been rejected by the Province of Neuquén, which has presented a claim for any shortfall in royalty payments resulting from this agreement. This claim is still pending judgment by the Argentine Supreme Court.

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

The Argentine government has also undertaken initiatives aimed at securing the supply of diesel fuel at subsidized, differential prices for regulated-rate public transportation service providers. Following Decree No. 675/03 (as amended by Decrees Nos. 159/04, 945/04, 280/05 and 564/05), several agreements were subsequently signed whereby refining companies agreed to supply diesel oil at lower than market prices, depending on the kind of services provided by the transportation companies. Decree No. 449/08 empowered the Jefe de Gabinete (Chief of Cabinet) to sign annual agreements extending the diesel fuel subsidy to transportation companies for the fiscal year 2008. As of the date of this Annual Report, such an agreement signed between the Company and the Chief of Cabinet pursuant to Decree No. 449/08 is still in effect.

In exchange for providing diesel fuel at below market prices, refining companies that entered into agreements under Decree No. 449/08 had received direct compensation in the form of credit on export duties, equivalent to the difference between the net revenues from the sale of diesel oil at the subsidized price and the net revenues that would have been obtained from the sale of the same diesel oil volumes at market prices. Refining companies that process crude oil they produce are entitled to direct compensation, calculated by deducting such compensation from any amount payable for export duties. The applicable rate is determined by the Chief of Cabinet and the right to compensation is determined by the SE.

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

Natural Gas

In 1992, the Natural Gas Act was passed, providing for the privatization of GdE and the deregulation of the price for natural gas. To carry out the privatization, the assets of GdE were divided among two new transportation companies and eight new regional distribution companies. The transportation assets were divided into two systems on a geographical basis, the Northern and Southern pipeline systems, designed to give both systems access to gas sources and to main centers of demand, including the “Greater Buenos Aires” region. A majority of the shares of each of the transportation and distribution companies was sold to private bidders.

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

The Natural Gas Act forbids gas transportation companies from buying and selling natural gas. Additionally, gas producers, storage companies, distributors and consumers who contract directly with producers may not own a controlling interest (as defined in the Natural Gas Act) in a transportation company. Furthermore, gas producers, storage companies and transporters may not own a controlling interest in a distribution company, and no seller of natural gas may own a controlling interest in a distribution or transportation company (unless such seller neither receives nor supplies more than 20% of the gas received or transported, on a monthly basis, by the relevant distribution or transportation company).

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

On May 21, 2007 the Argentine government announced that it was temporarily intervening in the operations of ENARGAS. Though the board of directors of ENARGAS continues to perform functions, as of the time of filing of this Annual Report, officials from the Argentine government currently exercise control over ENARGAS in consultation with the board of directors. The Argentine government has not indicated how long this arrangement will remain in place.

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

Rate Regulation

Summary

Since the enactment of the Public Emergency Law and other emergency measures in early 2002, the regulatory framework of public utility tariffs has been radically modified, including regulation of gas transportation and distribution services. A patchwork of conflicting regulations is currently in effect. Although the general rules on tariffs described in this section remain in effect, in practice they have been supplemented by other laws described throughout this “Regulation of Our Business” section. We cannot predict which rules and regulations will remain in place if and when conflicting regulations are revised.

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

UNIREN

The Public Emergency Law pesified tariffs for public utility services at a Ps. 1.00 = U.S. $1.00 parity and prohibited tariff indexation. Additionally, it authorized the Argentine government to renegotiate public utility services contracts. This authority was later delegated by the Argentine government to the Ministry of Economy, which created, in July 2003, the UNIREN, for the purpose of assisting in the renegotiation process. The renegotiation of service contracts (several of which are still ongoing) must take into account the following criteria, among others:

•	impact of tariffs on economic competitiveness and on income distribution;

•	quality of services to be provided and/or the capital expenditure programs provided for in the contracts;

•	interest of customers and accessibility to services;

•	the safety of the systems; and

•	the company’s profitability.

On October 1, 2003, the Argentine Congress enacted a bill allowing the Argentine government to set public utility rates until the completion of the renegotiation process. TGS is in the process of renegotiating a tariff structure with the UNIREN. See “—Gas and Energy—Gas and Transportation—TGS—Tariff Renegotiation process.”

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

On December 3, 2008, Decree No. 2,067/08 created the trust fund to ensure the availability of natural gas imports as required to meet domestic supply needs.

On October 4, 2010, ENARGAS Resolution No. 1,410/10 incorporated modifications to the mechanism for release of natural gas, mainly prioritizing demand corresponding for Residential consumers and CNG. Accordingly, each distributor may apply daily volumes above the commitments Ministry of Federal Planning Resolution No. 599/07. ENARGAS Resolution No. 1,410/10 also enables carriers to reallocate volumes injected into the transportation system.

On November 14, 2011, ENARGAS Resolution No. 1,982/11 increased the amount to be received by the trust fund created by Decree No. 2,067/08 as from December 2011, and expanded the customer base reached.

Adjustment of Natural Gas Price at the Wellhead

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

Prices resulting from this framework are used as a reference for calculating royalties and are used by ENARGAS in calculating any necessary adjustments in tariffs that result from variations in the price of gas. In addition, Decree No. 181/04 required that all agreements for the sale of natural gas be filed with the electronic gas market, and granted authority to the SE to regulate the sale of gas (i) between producers and (ii) between producers and their affiliates.

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

In 2007, upon expiration of the 2004 agreement, the SE and the producers signed a new “Natural Gas Producers Agreement.” This agreement modified the proposed scope of gas price deregulation, and established set prices, under which the 2005 price was maintained for the residential segment, and an annual average increase was to be established at approximately 6.5% for the compressed natural gas, generation and industrial segments (though the price for gas in the industrial segment remained freely negotiable). The implementation of this agreement was staggered by segment and the last supply commitment to expire was that for residential supply, on December 31, 2011.

In 2008, the Argentine government introduced the “Gas Plus” program to create an incentive for producers participating in the aforementioned supply agreements to increase production in unexploited areas, areas under exploitation with particular geologic characteristics (e.g., “tight gas”), areas that had not been in production since 2004, or new fields in areas otherwise under production (pursuant to SE Resolution No. 24/08). Gas produced in these new areas is not subject to the same conditions imposed by the aforementioned natural gas producers’ agreement, thus permitting more favorable pricing.

On May 23, 2005, pursuant to SE Resolution No. 752/05, the SE established a mechanism by which new direct consumers were entitled to buy natural gas directly from producers as from August 1, 2005. SE Resolution No. 1,886/06 subsequently extended this mechanism through December 31, 2016. New direct consumers were allowed to buy natural gas in the electronic gas market, which was originally created for “spot” transactions but now permits long-term operations. In order to purchase gas in the electronic market, new direct customers were required to post irrevocable purchase orders that provided for: (i) terms of at least 36 months, (ii) prices of at least export parity, and (iii) volume of at least 1,000 m3 per day.

If the irrevocable offer is not accepted, the SE may require export producers to provide natural gas for a period of six months pursuant to the prices approved by Resolution No. 599/07 of the Ministry of Federal Planning. Transportation companies are prohibited from transporting natural gas for export purposes as long as the domestic supply of natural gas is not satisfied.

Resolution No. 1/13 of the Commission creates a “Stimulus Program for Injection Natural Gas Surplus,” pursuant to which beneficiary companies commit to increase the total volumes of natural gas injected into the domestic market during the proposed period, according to the values calculated in their respective projects and approved by the Commission. Once the project is in effect, Resolution No. 1/13 provides for compensation for injection surplus and a penalty in the event that the applicable company, in any given period, has not increased production consistent with its commitment.

Companies registered in the Registry created by Decree No. 1,277/12 may submit applications for this Stimulus Program, the terms and conditions for access to which are established in the annex of Resolution No. 1/13 of the Commission. Companies that are applying must indicate:

(i)	the calculation of base injection (natural gas volume experts, proposed in connection with the project that the relevant starting point for calculation be the surplus injection duties assumed by the company);

(ii)	the duration of the project, which shall not exceed five years, renewable at the request of the company, upon decision of the Commission;

(iii)	the calculation of adjusted basis injection (according to a rate of decline that will be calculated for each company in MMm3/d), for the proposed period;

(iv)	the calculation of base price (weighted average price for the year 2012 from natural gas prices set for each consumer segment of the domestic market);

(v)	the calculation of the weighted average for each month of validity of “Encouragement Program Injection Natural Gas Surplus” of prices of natural gas sold by the company, established for each consumer segment of the domestic market, which will be used to determine compensation.

The Commission may require the applying companies to provide additional clarifications as deemed necessary, as well as to adjust or modify all or part of the proposal submitted. The Commission will then evaluate the project in question, considering the particular situation of each company, and whether the project meets the project objectives.

Restrictions on Gas Exports

In March 2004, the SE suspended all export authorizations and exports of natural gas surplus volumes and instructed the Undersecretary of Fuels to create a program for the rationing of gas exports and the use of the country’s transport capacity. The Undersecretary of Fuels subsequently adopted a program, known as the “Program for the Rationalization of Natural Gas Exports,” which established a mechanism for the determination of export restrictions based on various factors and contemplated monthly and quarterly limits on gas exports. In addition, during 2004, the Undersecretary of Fuels did not authorize exports of volumes (excluding surplus volumes) in excess of those exported during 2003. This program was replaced in June 2004 with the “Complementary Program to Supply Natural Gas to the Domestic Market,” which eased the monthly and quarterly limits established under the Program for the Rationalization of Natural Gas Exports.

From 2005 through 2008, as part of the Complementary Program to Supply Natural Gas to the Domestic Market, the SE requested that producers redirect natural gas targeted for export to supply thermal plants and gas distribution companies. These measures restricted our total volume of exported gas by a daily average of approximately 31,000 cubic meters in 2008, 420,000 cubic meters in 2007, 339,000 cubic meters in 2006 and 110,000 cubic meters in 2005, preventing us from benefiting from the higher margins offered by the export market. See “Item 3. Key Information—Risk Factors—Factors Relating to Argentina—Limits on exports of hydrocarbons and related oil products have affected and may continue to affect our results of operations.”

Moreover, according to the Natural Gas Producers Agreement approved by Ministry of Federal Planning Resolution No. 599/07, the export of natural gas is prohibited as long as domestic supply is not satisfied. A mechanism for the determination of export restrictions was also established.

The Public Emergency Law created a withholding tax on exports of hydrocarbons for five years from March 1, 2002, which was subsequently extended for five years from January 2007 pursuant to Law No. 26,217. The taxes withheld are deducted from the sales price of the exported hydrocarbons. In May 2004, a 20% withholding rate was imposed on gas exports. In July 2006, the Ministry of Economy increased the rate to 45% and instructed the customs administration to apply the price fixed by the framework agreement between Argentina and Bolivia (approximately U.S.$6 per million British thermal units (“MMBtu”) in December 2007) as the reference price to calculate this tax, irrespective of the actual transaction price. In addition, on October 10, 2006, the Ministry of Economy imposed prevalent export duties on exports from the Tierra del Fuego province, which were previously exempted from taxes. Moreover, in May 2007 the Ministry of Economy increased to 25% the export duty on butane, propane and LPG.

Resolution No. 127/08 of the Ministry of Economy, effective July 11, 2008, increased export duties on natural gas exports from 45% to 100%, establishing a valuation basis for the calculation of the duty as the highest price established in any contract of any Argentine importer for the import of gas (including the reference price set by the framework agreement between Argentina and Bolivia). Resolution No. 127/08 provides with respect to LPG products that if the international price, as notified daily by the SE, is below the reference price, the applicable export duty for such product will be 45%. If the international price exceeds the reference price, the producer shall be allowed to collect the maximum amount established for the relevant product, the balance being withheld by the Argentine government as an export tax.

Compressed Natural Gas for Vehicles

Effective April 1, 2006, distributors cannot provide compressed natural gas, or CNG, to gas stations. Instead, gas stations are required to purchase CNG in the electronic wholesale market pursuant to a mechanism of irrevocable purchase orders designed to conceal the identity of buyers and sellers, where buyers are able to make joint offers. If any purchase orders are not satisfied through this system, exports of natural gas will be diverted to cover unsatisfied demand. This mechanism remains in force as of the date of this Annual Report and is expected to continue until the SE determines that it is no longer necessary, in light of the status of the domestic supply of natural gas.

Liquefied Petroleum Gas

Prior to the enactment of Law No. 26,020 on April 8, 2005, the Argentine LPG market was regulated by the Hydrocarbons Law and regulations issued by the Undersecretary of Fuels. Under Resolutions Nos. 49/01 and 52/01, the SE was responsible for enforcing the rules and regulations applicable to the LPG industry and an LPG board, which reported to the “National Refining and Marketing Board,” which, in turn, reported to the Undersecretary of Fuels, was in charge of supervising and auditing the industry.

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

•

Imports/Exports: no restrictions are imposed and no prior authorization is required for the import of LPG, and the SE may authorize the export of LPG without restriction, so long as domestic market demand is satisfied.

•

Trust Fund: a trust fund was established for the purpose of subsidizing the consumption of LPG by the low-income residential sector and expanding the distribution network to areas without service. The trust is to be funded from the sanctions collected under this law and contributions from the national budget.

Resolution No. 168/05 of the Undersecretary of Fuels extends the domestic supply and export restrictions applicable to other hydrocarbons under SE Resolution No. 1,679/04 to LPG producers. However, as of the date of this Annual Report, domestic supply mandates and export restrictions have not been extended to the LPG market due to adequate domestic supply.

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

On October 1, 2008, SE Resolution No. 1,070/08 ratified the supplementary agreement between the SE and LPG producers for contributions to the trust fund created by Law No. 26,020.

On January 5, 2012, SE Resolution No. 112/11 approved the agreement setting the price of LPG.

Electricity

Until 1990, virtually all of the electricity supply in Argentina was controlled by the public sector. In 1991, the Argentine government undertook the privatization of state-owned electricity generation, transmission and distribution companies. In January 1992, the Argentine Congress enacted Law No. 24,065 (the “Regulatory Framework Law”), which established guidelines for the restructuring and privatization of the electricity sector. The Regulatory Framework Law, which continues to provide the framework for regulation of the electricity sector, distinguished the generation, transmission and distribution of electricity as separate businesses and subjected each to respective regulatory regimes.

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

The Public Emergency Law, combined with the devaluation of the peso and high rates of inflation, had a severe effect on public utilities in Argentina. Because public utilities were no longer able to increase tariffs, inflation led to decreases in their revenues in real terms and a deterioration of their operating performance and financial condition. Most public utilities had also incurred large amounts of foreign currency indebtedness under the Convertibility Law regime and, following the devaluation of the peso, the debt service burden of these companies increased sharply, which led many of them to suspend payments on their foreign currency debt in 2002. This situation caused many Argentine electricity generators, transmission companies and distributors to defer making further investments in their networks. As a result, Argentine electricity market participants, particularly generators, are currently operating at near full capacity, which could lead to insufficient supply to meet a growing national energy demand.

To address the electricity crisis, the Argentine government has repeatedly intervened in and modified the rules of the MEM since 2002. These modifications include the imposition of caps on the prices paid by distributors for electricity power purchases (pursuant to SE Resolution No. 8/02) and the requirement that all prices charged by generators be calculated based on the price of natural gas (which are also regulated by the Argentine government), regardless of the fuel actually used in generation activities (pursuant to SE Resolution No. 240/03), which together have created a huge structural deficit in the operation of the MEM.

In December 2004, the Argentine government adopted new rules for the electricity market (pursuant to SE Resolutions Nos. 826/04 and 712/04), to come into effect once the construction of two new 800 MW combined cycle generators had been completed. These two generators commenced commercial operations in open cycle during 2008 and in combined cycle during the first quarter of 2010. Construction was partially financed with credit balances of generators resulting from the spread between the sales price of energy and generation variable cost, which are transferred to the Fondo Para Inversiones Necesarias que permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (the fund for investments required to increase the electricity supply in the MEM, or “FONINVEMEM”).

Electricity generators accepted the opportunity under SE Resolution No. 1,427/04 to participate in the FONINVEMEM projects. PESA contributed 65% of its credits accrued in the MEM during the 2004-2006 period for the construction of the combined cycle generators mentioned above, and earned the right to be a shareholder in the companies in charge of these projects.

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

In 2006 the SE implemented the Energy Plus Program (pursuant to SE Resolution No. 1,281/06) to create an incentive for increased electricity generation. Projects implemented under the Energy Plus Program are not subject to market regulations regarding prices. Instead, prices can be freely negotiated between generators and users.

The Energy Plus Program seeks to increase electricity generation and satisfy domestic demand. For that purpose, CAMMESA requires that all large users (those consuming more than 300 kW) purchase their incremental demand (any volumes exceeding their 2005 consumption) from new generators under the Energy Plus Program.

In addition, the Argentine Government has issued certain further regulations in this area. Through Decree No. 140/07, it created the Rational and Efficient Electric Power Usage Program (“PRONUREE”), which consists of several measures to promote and raise public awareness about the need to make a rational and efficient use of electric power. And through Law No. 26,350, it modified the official time zone for the summer period from December 30 to March 16, in order to promote a decrease in the use of electric power.

In order to increase the electric power supply, the Argentine Government has also established a program called Delivered Electric Energy, through the supply of small transportable thermal plants and/or embarked power plants.

The Argentine Government has additionally continued to implement various measures in order to regulate the operation of the MEM and of the intervening agents. The most recent of these measures is SE Resolution No. 95/13, whereby new values for the remuneration of fixed and variable costs to be paid to generators, co-generators and self-generators for energy sales are set, and an additional remuneration is added. These values will not be applicable to bi-national hydroelectric power plants, to nuclear generation or to generation committed to in contracts regulated by the SE, such as those under the Energy Plus Program. This resolution has temporarily suspended new contracts under the MEM Term Market, other than those regulated by the SE, and it provides that upon the termination of existing contracts in the Term Market, large users must purchase their energy demand from CAMMESA. In addition, the resolution provides that commercial management and fuel delivery to the MEM plants will be centralized in CAMMESA.

Regulatory authorities

The principal regulatory authorities responsible for the Argentine electricity market are:

(1) the SE of the Ministry of Federal Planning;

(2) the ENRE; and

(3) CAMMESA.

The SE advises the Argentine government on matters related to the electricity sector and is responsible for the application of the policies concerning the Argentine electricity industry.

The ENRE is an autonomous agency created by the Regulatory Framework Law. The ENRE has a variety of regulatory and jurisdictional powers, including, among others:

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

The ENRE is managed by a five-member board of directors appointed by the Argentine government. Two of these members are nominated by the Consejo Federal de la Energía Eléctrica (Federal Council on Electricity, or the “CFEE”). The CFEE is funded with a percentage of revenues collected by CAMMESA for each MWh sold in the market. Sixty percent of the funds received by the CFEE are reserved for the Fondo Subsidiario para Compensaciones Regionales de Tarifas a Usuarios Finales (regional tariff subsidy fund for end users), from which the CFEE makes distributions to provinces that have met certain specified tariff provisions. The remaining forty percent are used for investments related to the development of electrical services in the interior of Argentina.

CAMMESA oversees the operation of the MEM. CAMMESA was created in July 1992 by the Argentine government, which currently owns 20% of its capital stock. Various associations that represent MEM participants, including generators, transmitters, distributors, large users and electricity brokers, own the remaining 80%.

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

•	a stabilization system for spot market prices applicable to purchases by distributors, which operates on a quarterly basis.

Operation of the MEM

In addition to having the responsibility of coordinating the dispatch operations in the MEM, CAMMESA is in charge of:

•	managing the SIN (as defined below) pursuant to the Regulatory Framework Law and related regulations, which includes:

•	determining technical and economic dispatch of electricity in the national interconnection system (the “SIN”);

•	maximizing the system’s security and the quality of electricity supplied;

•	minimizing wholesale prices in the spot market;

•	planning energy capacity needs and optimizing energy use pursuant to the rules set out from time to time by the SE; and

•	monitoring the operation of the term market and administering the technical dispatch of electricity pursuant to any agreements entered into in such market;

•	acting as agent of the various MEM participants;

•	purchasing or selling electricity from or to other countries by performing the relevant import/export operations; and

•	providing consulting and other services related to these activities.

CAMMESA’s operating costs are covered by mandatory contributions made by MEM participants. CAMMESA’s annual budget is subject to a mandatory cap equivalent to 0.85% of the aggregate amount of transactions in the MEM projected for that year.

MEM Participants

The main participants in the MEM are generation, transmission and distribution companies. Large users and traders also participate in the MEM, but to a lesser extent.

Generators

As of December 31, 2012, Argentina’s installed power capacity was 31,139 MW. Of this amount, 61% was derived from thermal generation, 36% from hydraulic generation and 3% from nuclear generation.

Transmitters

Electricity is transmitted from power generation facilities to distributors through high voltage power transmission systems. Transmitters do not purchase or sell electricity. Transmission services are governed by the Regulatory Framework Law and regulation issued by the SE.

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

Transmission companies also participate in CAMMESA by appointing two acting and two alternate directors through the Asociación de Transportistas de Energía Eléctrica de la República Argentina (Argentine Association of Electric Power Transmitters, or “ATEERA”).

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

Distributors participate in CAMMESA by appointing two acting and two alternate directors through the Asociación de Distribuidoras de Energía Eléctrica de la República Argentina (Argentine Association of Electric Power Distributors, or “ADEERA”).

Large users

The MEM classifies large users of energy into three categories: Grandes Usuarios Mayores (Major Large Users, or “GUMAs”), Grandes Usuarios Menores (Minor Large Users, or “GUMEs”) and Grandes Usuarios Particulares (Particular Large Users, or “GUPAs”).

GUMAs are required to purchase 50% of their demand through supply contracts and the remainder in the spot market, while GUMEs and GUPAs are required to purchase all of their demand through supply contracts.

Large users participate in CAMMESA by appointing two acting and two alternate directors through the Asociación de Grandes Usuarios de Energía Eléctrica de la República Argentina (Argentine Association of Electric Power Large Users, or “AGUEERA”).

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

Stabilization Fund

The stabilization fund, managed by CAMMESA, absorbs the difference between purchases by distributors and large users at seasonal prices and payments to generators for energy sales at spot prices. When the spot price is lower than the seasonal price, the stabilization fund increases, and when the spot price is higher than the seasonal price, the stabilization fund decreases. The outstanding balance of this fund at any given time reflects the accumulation of differences between the seasonal price and the hourly energy price in the spot market. The stabilization fund is required to maintain a minimum amount to cover payments to generators if prices in the spot market during the quarter exceed the seasonal price.

Billing of all MEM transactions is performed monthly through CAMMESA, which acts as the clearing agent for all purchases between participants in the market. Generally, payments to generators are made approximately 40 days after the end of each month by CAMMESA.

The stabilization fund was adversely affected as a result of the modifications to the spot price and the seasonal price made by the emergency regulations, pursuant to which seasonal prices were set below spot prices, resulting in large deficits in the stabilization fund. This deficit has been financed by the Argentine government through loans to CAMMESA and by generators through contributions to the FONINVEMEM.

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

Renegotiation of Utility Tariffs

Our former affiliate EDESUR is currently negotiating its utility contracts with UNIREN. See “—Gas and Energy—Electricity—Electricity Distribution: EDESUR.”

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

•	A provincial stamp tax applied to written agreements entered into within the provincial jurisdiction, at rates varying between 0.3% and 2.5% of the economic value of the relevant agreement.

•	A withholding tax on crude exports, as described under “—Export Taxes” below.

•

A tax on debits and credits applicable to bank account transactions and other banking transactions used as a replacement for current accounts. The generally applicable rate is 0.6% on each debit or credit transaction (although, in some cases, it increases to 1.2% or decreases to 0.075%).

•	A tax on personal property that applies to the shares or other stakes of Argentine companies held by foreign companies or individuals, at a rate of 0.5% of the value of such assets.

•	A surveillance fee applicable to downstream activities and transportation of liquid hydrocarbons and their derivatives through pipelines, as described under “—Surveillance Fee” below.

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

Following the introduction of market prices for downstream petroleum products in connection with the deregulation of the petroleum industry, Law No. 23,966 established a volume-based tax on transfers of certain types of fuel, replacing the prior regime, which was based on the regulated price. Law No. 25,745 modified, effective as of August 2003, the mechanism for calculating this tax, replacing the old fixed value per liter according to the type of fuel with a percentage to apply to the sales price, maintaining the old fixed value as the minimum tax.

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

Export Taxes

In 2002, the Argentine government imposed customs duties on the export of hydrocarbons. Export tax rates on crude oil were increased to 20%, on butane, methane and LPG to 20%, and on gasoline and diesel fuel to 5%. In May 2004, Resolution No. 337/04 of the Ministry of Economy increased export duties on crude oil to 25%. These export tax rates were increased again in 2004, when the Ministry of Economy issued Resolution No. 532/04, establishing a progressive scheme of export duties for crude oil, with rates ranging from 25% to 45%, depending on the quotation of the WTI reference price at the time of the exportation. In addition, in May 2004, pursuant to Resolution No. 645/04 of the Ministry of Economy, an export duty on natural gas and natural gas liquids was established at a rate of 20%. In July 2006, the Ministry of Economy increased the rate to 45% and instructed the customs administration to apply the price fixed by the framework agreement between Argentina and Bolivia (approximately U.S.$6/mmBtu in December 2007) as the reference price to calculate this tax, irrespective of the actual transaction price. In addition, on October 10, 2006, the Ministry of Economy imposed prevalent export duties on exports from the Tierra del Fuego province, which were previously exempted from taxes. Moreover, in May 2007 the Ministry of Economy increased to 25% the export duty on butane, propane and LPG. There can be no assurance as to future levels of export taxes.

Resolution No. 394/07 of the Ministry of Economy, effective as of November 16, 2007, increased export duties on Argentine exports of crude oil and other crude derivatives. This regime provided that when the international price exceeded the reference price, which was fixed at U.S.$60.90 per barrel, the producer would be allowed to collect U.S.$42 per barrel, the remainder being withheld by the Argentine government as an export tax. If the international price of Argentine oil exports (as defined by the regulator) was under the reference price but over U.S.$45 per barrel, a 45% withholding rate applied to all amounts over U.S.$45. If such price was under U.S.$45 per barrel, the applicable export tax was to be determined within 90 business days. A similar withholding regime applied to exports of oil by-products such as gasoline, fuel oil and lube oils, with different cut-off and reference prices.

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

On January 7, 2013, Resolution No. 1/13 of the Ministry of Economy modified Resolution No. 394/07. According to Resolution No. 1/13, the after-tax revenues which the producer is allowed to collect were increased to U.S.$70 per exported barrel, as long as the international price of crude oil and other crude oil derivatives is greater than or equal to U.S.$80 per barrel. If that price is lower, the applicable withholding rate will be 45%.

Surveillance Fee

Law No. 25,565 imposed a surveillance fee payable to the SE for downstream activities, equal to Ps. 0.0003 for each commercialized transaction in the domestic market, and for the transportation of liquid hydrocarbons and their derivatives through pipelines, at a 0.35% rate of the estimated income for the provision of transportation service.

Argentine Environmental Regulations

The environmental legal framework comprises Sections 41 and 43 of the Argentine Constitution, as well as federal, provincial and municipal laws. According to Section 41 of the Argentine Constitution, the Argentine government legislates the minimum standards for protection of the environment, while the provinces and municipalities are responsible for establishing specific standards and implementing regulations. Please note that, in addition to the regulations described below, certain other regulations may also apply depending on the location of the oil and gas reserves.

International Treaties

Argentina is a member state to several international treaties concerning environmental matters that may impact our business. Argentina has undertaken several obligations in connection with the protection of the environment, the preservation of biological diversity and the implementation of sustainable development.

Such treaties include: (i) the Basel Convention on the Control of Transboundary Movements of Hazardous Waste and its Disposal (1989); (ii) the United Nations Framework Convention on Climate Change adopted in Rio de Janeiro (1992); (iii) the Montreal Protocol of Substances that Deplete the Ozone Layer (1989); (iv) the Kyoto Protocol (a protocol to the United Nations Framework Convention on Climate Change) (1997); and (v) the Stockholm Agreement on Persistent Organic Polluting Agents (2001).

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

The General Environmental Policy requires that any work or activity capable of significantly degrading the environmental or its components or which may adversely affect the quality of life, shall be subject to a prior environmental impact evaluation. All entities must provide information related to the environmental impact of their activities and this information shall be publicly available, unless declared classified.

Entities carrying out activities dangerous for the environment and ecosystems must take out insurance policies for the damages such activities may cause. Any person liable for environmental damages must take the actions necessary to restore the status quo ante, and where such restoration is not possible, the indemnification determined by the courts shall be transferred to an environmental restoration fund for the execution of remedial action.

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

Integral Management of Industrial and Services Activities Wastes

Law No. 25,612 established minimum standards for environmental protection with respect to the integral management of waste originated in industrial or service activities. It sets forth minimum environmental protection requirements for generation, handling, storage, transport, treatment and final disposal of the aforementioned wastes. It also maintains the Argentine Constitution’s prohibition on the importation, introduction, or transportation into the country, its airspace and seas, of any types of wastes from other countries.

In general terms, Law No. 25,612 sets a system of tort liability equivalent to that of Law No. 24,051 described under “Hazardous Waste” below. Infringements of this law may be subject to warnings, fines, closure, suspension of activities for up to one year and definitive withdrawal of authorizations and registrations in the applicable registers. In the case of legal entities, board members and managers may be held severally liable for such penalties.

Hazardous Waste

Law No. 24,051 regulates the generation, manipulation, transport, treatment and final disposition of hazardous wastes generated or located under federal jurisdiction or, if located in the territory of a province, that could affect individuals or the environment in other provinces other than the one where they were generated, or when the sanitary measures adoption of which may become necessary have an economic impact making it advisable to unify those measures throughout the country.

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

PCB Elimination and Management

Law No. 25,670, enacted in October 2002, regulates the management and elimination of polychlorinated biphenyls (“PCBs”). It forbids the entry of PCBs and machines containing PCBs into Argentina as well as the installation of machines containing PCBs. According to Law No. 25,670 the Argentine government is empowered to take all measures necessary to guarantee the prohibition of the production, commercialization and the entry of PCBs into Argentina, as well as the elimination of the used PCBs and the decontamination and elimination of PCBs and machines containing PCBs within the terms provided therein.

Concealment and Money Laundering

Law No. 25,246 categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) appear as if they have been obtained through legitimate means, provided that the aggregate value of the assets involved exceeds in the aggregate (through one or more related transactions) Ps. 50,000.

Law No. 25,246 assigns information and control duties to certain private sector entities, such as banks, agents, stock exchanges and insurance companies, according to the regulations of the Financial Information Unit, and for financial entities, the Central Bank. These regulations apply to many Argentine companies, including us. These obligations consist mainly of maintaining internal policies and procedures aimed at preventing money laundering and financing of terrorism, especially through the application of “know your customer” policies.

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

Law No. 25,246 has been amended by Laws Nos. 26,087 and 26,119.

Venezuelan Regulatory Framework

The Venezuelan state owns all hydrocarbon fields and has established methods for regulating the exploitation of hydrocarbons in Venezuelan fields that are different from those in Argentina.

The “Gas Hydrocarbons Organic Law” published on September 23, 1999 regulates the exploitation of free or non-associated gas and the transport, distribution, collection, storage, industrialization, handling and internal and external sale of associated gas (gaseous hydrocarbon that is extracted jointly with crude oil) and free or non-associated gas (hydrocarbon that is extracted from a field which does not contain crude oil), allowing private sector participation in these activities.

The Venezuelan Constitution, in force since December 1999, contains provisions related to petroleum activity, including Article 12, which states that oil fields are property of the Venezuelan state, and Article 302, which reserves petroleum activity to the Venezuelan state. The Constitution gives PDVSA, a state-owned entity, responsibility for managing petroleum activity.

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

The Hydrocarbons Organic Law regulates the exploration, exploitation, refining, industrialization, transport, storage, sale and conservation of hydrocarbons and refined products. The law sets forth the following principles: (i) hydrocarbon fields are public property; (ii) hydrocarbon activities entail public utility and are of social interest; and (iii) activities described in the law are subject to decisions of the Venezuelan state adopted in connection with international treaties.

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

The National Assembly must grant approval to mixed-ownership companies before they can operate. These entities must meet the following minimum conditions: (i) they must have a maximum duration of 25 years; (ii) they must provide information regarding location, orientation and extent of the area under operation; (iii) all of their assets must be reserved and turned over to the Venezuelan state once the activity ends; and (iv) any dispute among their shareholders must be resolved through private negotiations or arbitration and shall be subject to the laws of Venezuela.

Prior to April 2006, our interest in Venezuelan oil and gas fields was through operating service agreements with PDVSA, which established the terms of our compensation for production activities and investments. These contracts were awarded during bidding rounds in 1994 and 1997. In 2005, the Venezuelan government announced that these operating service agreements did not comply with the Hydrocarbons Organic Law and instructed the Ministry of Energy and Petroleum to commence negotiations with private operators to convert all operating agreements into mixed-ownership companies where more than 50% of each field is state-owned. These negotiations were completed in March 2006, and as a result, all our operating service agreements were converted to mixed-ownership companies (empresas mixtas) in which the Venezuelan government, through the Comisión Venezolana del Petróleo (the “CVP”), holds at least 60% of the share capital and private companies hold the remaining. The interests allocated to private companies were determined on the basis of the value attributed to the different operating service agreements during the negotiations.

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

Licenses and permits

A license from the Venezuelan Ministry of Energy and Mines is required to refine natural hydrocarbons, and permits from this ministry are required for activities related to the processing or domestic sale of refined hydrocarbons.

Relevant Tax Features

Income tax

Venezuelan income tax law imposes a tax at a rate of 50% on the net taxable income of persons involved in hydrocarbon related activities, or activities related to the purchase or acquisition of hydrocarbons and by-products for export. These persons may be authorized to deduct from their income tax 8% of the value of new investments in fixed assets up to a maximum amount equal to 2% of their annual income for the relevant fiscal year. Any excess may be used in the following three fiscal years. 4% of the value of certain investments in high waters may also be deducted. Accelerated amortization and depreciation of fixed assets and direct or indirect expenses necessary for the drilling of oil wells is permitted.

Activities related to the export of extra-heavy hydrocarbons through vertically integrated projects or the exploration or exportation of natural non-associated gas are subject to a 34% rate.

Contractors dedicated to exploration and production activities under operating agreements with state companies are also subject to a 50% rate.

Value-Added Tax

Subject to certain exceptions, in particular for exporting companies, imports and local purchases of goods and services are subject to VAT at a rate of 15%, with a limited number of goods and services subject to VAT at a rate of 8%.

Municipal taxes

Hydrocarbon activities are not subject to municipal taxes, as these taxes are exclusively reserved for the national government.

Income from contractors that have entered into operativing contracts with state companies for the rehabilitation of marginal fields is generally subject to a municipal tax on gross income.

Royalties

Since January 2002, royalties on oil and gas production have been set at a rate of 30%.

Special Advantages and Contributions

Mixed-ownership companies are subject to the following special taxes: (i) 3.33% additional royalty on the hydrocarbons volume extracted under the concession and delivered to PDVSA; and (ii) an amount equivalent to the difference, if any, between (a) 50% of the value of the hydrocarbons extracted under the concession and delivered to PDVSA each year, and (b) the aggregate of payments made by the mixed-ownership company to Venezuela in connection with activities conducted by the company during such calendar year, as royalties applicable on hydrocarbons extracted (including the additional royalty indicated in the preceding item (i), income tax and any other tax or contribution calculated on income (either gross or net income), and investments in endogenous development projects amounting to one percent (1%) of profit before taxes).

In 2008, the Venezuelan government enacted the “Law of Special Contribution to Extraordinary Prices in the Hydrocarbons International Market,” introducing a special tax payable by companies exporting or transporting liquid hydrocarbons and oil by-products outside Venezuela, to be applied when the average price of the basket of Venezuelan liquid hydrocarbons exceeded U.S.$70 per barrel.

In 2011, the abovementioned law was replaced, creating two special contributions, one for “extraordinary” prices and another for “exorbitant” prices, to be applied to the difference between the price set forth by the Venezuelan national budget and the monthly average of international prices of the basket of Venezuelan liquid hydrocarbons. These special contributions are recorded by mixed-ownership companies as selling expenses in their financial statements and negatively impact such mixed-ownership companies’ earnings.

OPEC

Venezuela is a founding member of OPEC. In the past, PDVSA, under instructions from the Ministry of Energy and Mines, has adjusted its own production to ensure that Venezuela complies with production quotas set by OPEC.

The Venezuelan government has created a policy of strict compliance with the production quotas established by OPEC. Article 6 of the Hydrocarbons Organic Law requires all persons who perform activities regulated by the Hydrocarbons Organic Law to comply with production cuts, such as those that may be set by OPEC. Hence any production cuts may directly affect private producers, contractors, PDVSA and mixed-ownership companies.

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

Bolivian Regulatory Framework

In Bolivia, the petroleum and gas industry is regulated by the System of Regulation by Sectors (the “SIRESE”), which regulates, controls and supervises telecommunications, electricity, hydrocarbons, transportation and water activities, to ensure that they operate efficiently and protect the interests of users, service providers and the Bolivian state by contributing to the development of the country. In May 2005, a new hydrocarbons law, Law No. 3,058, was enacted, which, among other things, significantly increased taxes for companies in the industry. The law imposed an 18% royalty and a 32% direct tax on hydrocarbons applicable on 100% of production. These new taxes were imposed in addition to applicable taxes under existing Law No. 843.

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

ORGANIZATIONAL STRUCTURE

The following diagram illustrates the corporate organizational structure of PESA and its subsidiaries, as of the date of this Annual Report:

In addition to the companies included in this chart, we have holding companies in Spain, Bolivia, the Cayman Islands, Bermuda and Argentina, which are not reflected in the chart. Some of our material subsidiaries and affiliates are held through such holding companies.

The following diagram illustrates the ownership structure of PESA as of the date of this Annual Report:

PETROBRAS (Brazil)
99.99%
5283 PARTICIPAÇÕES LTDA
88.12%
11.88%
PETROBRAS INTERNATIONAL BRASPETRO B.V. ("PIB BV") (Netherlands)
100%
PPSL (Spain)
PUBLIC STOCKHOLDERS (Argentina and United States)
67.2%
32.8%
PESA (Argentina)

PROPERTY, PLANT AND EQUIPMENT

PESA has freehold and leasehold interests in various countries in South America, but there is no specific interest that is individually material to the Company. The majority of our property, consisting of oil and gas reserves, service stations, a refinery, petrochemicals plants, power plants, manufacturing facilities, power distribution systems, stock storage facilities, pipelines, oil and gas wells, and corporate office buildings, is located in Argentina. As of the date of this Annual Report, we also have interests in crude oil and natural gas operations outside Argentina in Venezuela and Bolivia.

Item 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our audited consolidated financial statements and the notes to those audited consolidated financial statements. Our consolidated financial statements were prepared in accordance with IFRS as issued by the IASB. See “Item 3. Key Information—Selected Financial Data—Presentation of Financial Information in accordance with IFRS.”

ANALYSIS OF CONSOLIDATED RESULTS OF OPERATIONS

OVERVIEW

PESA is an integrated energy company engaged in:

•	oil and gas exploration and production;

•	refining and distribution;

•	petrochemicals; and

•	gas and energy.

Our long-term strategy is to grow as an integrated energy company in Argentina, while being a leader in profitability as well as social and environmental responsibility.

Our principal place of business has historically been Argentina, but as of December 31, 2012 we also had operations in Venezuela, Bolivia, Ecuador and Mexico. Approximately 80% of our total assets, 99% of our net sales, 89% of our combined crude oil and gas production and 85% of our proved oil and gas reserves were located in Argentina as of December 31, 2012. Fluctuations in the Argentine economy and actions adopted by the Argentine government have had and will continue to have a significant effect on Argentine private sector entities, including us. See “Item 3. Key Information—Risk Factors.”

Year to year fluctuations in our income are a result of a combination of factors, principally including:

•	The volumes of crude oil, oil products and natural gas we produce and sell;

•	Changes in international prices of crude oil and oil by-products, which are denominated in U.S. dollars;

•	Fluctuations in the Argentine peso/U.S. dollar exchange rate;

•	Interest rates;

•	Changes to our capital expenditures plan;

•	Price and export controls on crude oil and oil by-products; and

•	Changes in other laws or regulations affecting our operations, including with respect to tax and environmental matters.

FACTORS AFFECTING OUR CONSOLIDATED RESULTS OF OPERATIONS

(1) Argentine Economic Situation

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

(a) Value of the Peso Against Foreign Currencies

As of December 31, 2012, the peso-U.S. dollar rate of exchange was Ps. 4.91 per U.S. dollar, compared to Ps. 4.30 and Ps. 3.98 per U.S. dollar as of December 31, 2011 and 2010, respectively.

As of December 31, 2012, 2011 and 2010, a significant portion of our financial debt was denominated in U.S. dollars. This situation exposed the Company to risks associated with the exchange rate. However, the impact on our results of operations derived from variations in the exchange rate related to our financial debt over such periods was partially mitigated by certain financial assets maintained in U.S. dollars and by net investments in foreign operations denominated in foreign currency, which are disclosed in Shareholders’ Equity under “Other Comprehensive Income” in the Consolidated Statement of Comprehensive Income.

Applying the accounting considerations as stated above, the exchange differences for fiscal years 2012, 2011 and 2010 accounted for gains of Ps. 138 million, Ps. 91 million and Ps. 45 million, respectively.

See “Item 3. Key Information—Risk Factors—Factors Relating to Argentina—Economic and political instability in Argentina has affected and may continue to adversely affect our financial condition and results of operations.”

(b) Inflation

Historically, the Argentine economy has exhibited significant volatility, characterized by periods of high inflation.

In accordance with IFRS, the financial information set forth below has not been adjusted to reflect inflation since the date of our IFRS transition, which is January 1, 2009.

In 2012, 2011 and 2010, the Argentine consumer price index, according to statistics prepared by the INDEC, reflected inflation of 10.8%, 9.5% and 10.9%, respectively, and the Argentine wholesale price index rose 13.1%, 12.7% and 14.5%, respectively, during such years, also according to the INDEC.

Sustained inflation in Argentina, without a corresponding increase in the price of products sold by us in the domestic market, would have an adverse effect on our results of operations and financial position. Inflation could also adversely affect comparability among the different periods presented herein. See “Item 3. Key Information—Selected Financial Data—Consideration of the effects of inflation” and “Item 3. Key Information—Risk Factors—Factors Relating to Argentina—Economic and political instability in Argentina has affected and may continue to adversely affect our financial condition and results of operations.”

(2) Regulation of the Energy Industry in Argentina

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

The level of government intervention in the economy may continue or increase, which may adversely affect Argentina’s economy and, in turn, our business, results of operations and financial condition. See “Item 3. Key Information—Risk Factors—Factors Relating to Argentina—Government intervention in the Argentine economy could adversely affect our results of operations or financial condition.”

(a) Natural Gas

In 2007, the Argentine government and producers signed a new Natural Gas Producers Agreement, the main goals of which were to ensure sufficient supply to meet the domestic demand for gas, and to aid the gradual recovery in prices in all market segments.

As regards the first goal, the agreement established domestic market supply commitments for each producer. The agreement was approved by SE Resolution No. 599/07 and provided for successive maturities for each segment, with the residential supply commitment expiring last, in 2011. As a result, each segment’s market share was uniformly distributed among producers and regulated prices remained low for the above mentioned segments.

In addition, the above resolution established that natural gas producers’ commitments to supply the CNG and power plant market segments would terminate on December 31, 2009. However, the SE decided to unilaterally extend such supply commitments, which are still in force.

As regards the second goal relating to the gradual recovery in prices, the power plant segment experienced the highest increase. In the case of the Residential segment, however, prices did not increase significantly.

Regarding the CNG segment, in August 2012 the SE, through Resolution No. 1,445/12, set a new price relating to natural gas for CNG services of Ps. 0.4945 per cubic meter, representing an increase of approximately 300%, and provided for the investment of the additional resources obtained in the development of conventional gas resources.

Concerning SE Resolution No. 599/07, which expired on December 31, 2011, the Argentine government issued Resolution No. 172/11 dated December 29, 2011 through the SE, providing for the provisional extension of the gas allocation rules set forth under SE Resolution No. 599/07 until substitute measures were adopted. Accordingly, Petrobras Argentina continues as of the date of this Annual Report to be subject to the same supply commitments with respect to the various Argentine market segments.

In January 2007, through SE Resolution No. 1,886/07, the SE confirmed that hydrocarbon exports are contingent upon adequate satisfaction of domestic demand and that export sales have to be authorized on a case-by-case basis by the Argentine government. See “Item 3. Key Information—Risk Factors—Factors Relating to Our Business—Limits on exports of hydrocarbons and related oil products have affected and may continue to affect our results of operations.”

Within the scope of the long-term gas supply agreements entered into between the governments of Argentina and Bolivia whereby a gas price of U.S. dollars 5/MMBtu was initially established, subject to adjustment pursuant to a formula based on international reference prices for gas and its by-products, gas imports were placed under the responsibility of ENARSA. In order to avoid the impact of the price increase on domestic consumers, the Argentine government required that the increase in import gas prices be passed through to exports, through an increase in withholding taxes.

In September 2008, through SE Resolution No. 1,070/08, the Argentine government approved an agreement with natural gas producers for a reduction in the price of 10 kg butane cylinders. This agreement resulted in an increase in natural gas prices of 15% for residential users, 8% for CNG and 13% for electricity generation. The reduction in the LPG sales price is financed with contributions by producers, originally equivalent to 65% of the price increase resulting from the above resolution, and subsequently equivalent to 100% of such price increase as from December 2008. Under SE Resolution No. 1,417/08, an 80% increase was imposed on the price applicable to a sector of the R3 residential segment as from November 2008. The Natural Gas Producers Supplementary Agreement approved by SE Resolution No. 1,070/08 was renewed for 2010, 2011 and 2012. At the end of 2012, a Fourth Addendum to this Agreement was signed, extending its validity through 2013.

In addition, a trust fund was created (pursuant to Decree No. 2,067/08) to cover natural gas imports required to secure supply of the domestic market. The resulting expenses is borne by users of the regulated transportation and/or distribution services, by natural gas processing companies and by gas consumers receiving gas directly from producers without using natural gas transportation or distribution systems.

In August 2009, the Argentine government and natural gas producers signed a “social peace” agreement, which provided that such companies should maintain production activity levels in exchange for an increase in the wellhead price of natural gas for the power plant segment, which would result in a 30% increase in such price.

In October 2010, through ENARGAS Resolution I-1410, the natural gas delivery method was modified, placing a priority on supply to meet the residential and CNG segments’ demand. As a result, each distribution company was able to request volumes on a daily basis above committed volumes under the Natural Gas Producers Agreement (pursuant to SE Resolution No. 599/07). This resolution implied delivering a higher volume to meet the prioritized demand.

In November 2011, through ENARGAS Resolution No. 1,982, the amount to be received by the trust fund created under Decree No. 2,067/08 was increased as against December 2011 consumptions levels, and the consumer base falling within the scope of the resolution was broadened. Subsequently, ENARGAS Resolution No. 1,991 addressed large consumers falling within the scope of such resolution and provided for a method pursuant to which to request exclusion, if applicable. Consumption of natural gas at the Bahía Blanca refinery in connection with oil refining activities, and at the Cóndor and Barda Las Vegas plants, in Santa Cruz, in connection with natural gas processing, fell within the scope of the above resolution.

For the year 2011, natural gas producers jointly negotiated an agreement with ENARGAS in order to allocate regasified gas from LNG imports by vessel in Bahía Blanca. This agreement resulted in the allocation of 765 Mm3/d of natural gas for Petrobras Argentina for the May-September 2011 period. Commencing in 2012, ENARGAS discontinued the allocation of regasified gas among producers. Accordingly, orders of gas for the residential segment satisfied by producers, including Petrobras Argentina, increased in 2012 (due to non-allocation of regasified gas to cover such demand).

Law 26,741, which was passed in May 2012, declared the achievement of self-sufficiency in hydrocarbons supply and the activities of exploration, exploitation, industrialization, transportation and marketing of hydrocarbons to be of public interest. In addition, YPF’s and Repsol YPF Gas S.A.’s net assets in particular were declared to be of public interest and subject to expropriation. By means of Decree No. 1,277/12, which was passed in July 2012, the Argentine government approved the regulations for the implementation of Law 26,741 and issued the Rules of the Argentine Hydrocarbons Sovereignty regime. These rules provide for the development of a national Hydrocarbons Investment Plan with the stated goals of maximizing investment and ensuring sustainability of related activities in the short, medium and long term. In addition, Decree No. 1,277/12 abrogated certain sections of Decrees 1,055/89, 1,212/89 and 1,589/89 that had provided for the free availability of hydrocarbons produced in granted concession areas, free commercialization of hydrocarbons products in the domestic and foreign markets, and the freedom to set prices. As of the date of this Annual Report, the Company has complied with all applicable reporting requirements in connection with Decree No. 1,277/12.

(b) Withholding Taxes on Exports

The Public Emergency Law established withholding taxes on exports of hydrocarbons to last for five years from March 1, 2002, which period was subsequently extended for five further years as from January 2007 pursuant to Law No. 26,217. The taxes withheld are deducted from the sales price of the exported hydrocarbons.

Effective November 2007, Resolution No. 394/07 issued by the Ministry of Economy provided for a new method for calculating withholding taxes on exports of petroleum oils, oils obtained from bituminous minerals and certain oil by-products. Under this new method, when the international price for crude oil exceeded U.S.$60.90 per barrel, an incremental withholding tax rate was applied to crude oil exports, capping the price the producer received at U.S.$42 per barrel. While the international price for crude oil was between U.S.$45 and U.S.$60.90 per barrel, a 45% withholding tax was applied. If the international price for crude oil decreased below U.S.$45 per barrel, the authorities were required to set new rates within 90 days. A similar withholding regime applied to exports of oil by-products such as gasoline, fuel oil and lubrication oils, with different cut-off and reference prices. This new tax regime had a negative impact on our Refining and Distribution business unit, particularly on exports of fuel oil, Vacuum Gas Oil (“VGO”) and gasoline. On January 3, 2013, the Ministry of Economy, through Resolution No. 01/13, modified the methodology for the calculation of taxes on exports of crude oil and other crude derivatives by increasing the reference value to U.S.$ 80 per barrel and the cutoff value to U.S.$ 70 per barrel. If the international price for crude oil is lower than the reference price, the applicable withholding rate will be 45%.

In March 2008, the Ministry of Economy issued Resolution No. 127/08, amending Resolution No. 534/06 and imposing a 100% withholding tax on natural gas exports, based upon the highest price set for natural gas under any applicable agreement for natural gas imports into Argentina. Under this resolution, taxes on natural gas exports are equal to the cost of natural gas imported into Argentina. We have negotiated new contractual terms with our foreign customers to pass along the economic effect of these increased withholding taxes. In addition under Resolution No. 127/08, the method for calculating withholding taxes on exports of crude oil, as described above, is also applicable to LPG. See “Item 3. Key Information—Risk Factors—Factors relating to Our Business—Export taxes on our products have negatively affected, and may continue to negatively affect, the profitability of our operations.”

(c) Downstream Margins

Downstream margins have significantly declined since the enactment of the Public Emergency Law in January 2002. Since that time, the Argentine government has actively intervened in the fuel market to secure domestic supply and limit increases in the price of gasoline and diesel oil at the retail level in the domestic market. See “Item 3. Key Information—Risk Factors—Factors relating to Our Business—Limitations on local pricing in Argentina may adversely affect our results of operations.” However, since 2007, the Argentine government has allowed gradual increases in fuel prices, which facilitated a partial recovery in our margins. On April 10, 2013, Secretary of Domestic Trade Resolution No. 35/13 was published in the Official Gazette, setting maximum sales prices for liquid fuels for a period of six months. For purposes of this resolution, the country is divided into six regions, and the maximum liquid fuels sales price for each region is set at the highest price of liquid fuels as of April 9, 2013 in the applicable region.

Demand for fuel in the Argentine market has steadily grown over the last several years. To secure domestic supply, in the face of growing demand and the inability of Argentine refineries to significantly increase production levels, in 2006 the Secretary of Domestic Trade promulgated Resolution No. 25/06, which required refining companies to supply all diesel oil market demand with a baseline equal to the demand for the same month of the prior year, plus an estimated market variation.

Under Law No. 26,022, diesel oil imports and sales in the domestic market of volumes imported during 2006 and 2007 were exempted from taxes on liquid fuels, natural gas and diesel oil, and from other taxes. During subsequent years, this exemption was incorporated into the Argentine Budget Law and the SE has since issued several resolutions proposing that hydrocarbon market operators participate in this regime. In 2012, PESA utilized this tax exemption and imported 115,000 cubic meters of diesel oil.

In the future, subject to the production capacity of our plants and real market growth levels, we may be required to continue importing diesel oil pursuant to Secretary of Domestic Trade Resolution No. 25/06, supplying the domestic market at the local price. This obligation could have an adverse effect upon our results of operations, as we do not have any assurance that the Argentine government will in the future subsidize the cost of these programs or incorporate related tax exemptions into the Argentine Budget Law.

We cannot assure you that the Argentine government will not make further regulatory changes that could adversely affect our downstream margins. See “—Factors Affecting Our Consolidated Results of Operations—Regulation of the Energy Industry in Argentina—Price Controls and Restrictions on Exports—Downstream Margins.”

(d) Electricity Generation

With the enactment of the Public Emergency Law, the Argentine government implemented the pesification of dollar-denominated prices in the MEM, and set a cap on prices that could be charged for gas used in electric power generation. As a result of this regulation, electricity prices failed to reflect total generation costs. This discrepancy led to the gradual depletion of the Stabilization Fund (Fondo de Estabilización), causing an increasing deficit, which in turn prevented CAMMESA from settling accounts normally with market agents.

In an effort to reduce the Stabilization Fund deficit, the Argentine government initially made contributions to the fund and reinstated seasonal adjustments, recognizing some of the increased costs resulting from the recovery of natural gas prices pursuant to applicable regulations in the determination of wholesale spot prices. Subsequently, the SE encouraged MEM creditors to participate in investments in electric power generation in order to increase the available supply of electric power generation in Argentina. For this purpose, two investment funds were organized, FONINVEMEM I and II. The financing of FONINVEMEM I and II was made through the contribution of 65% and 50% of the credit balances recorded in the 2004-2006 period and in the year 2007, respectively, resulting from the spread between the selling price of energy and the variable generation cost in the spot market. The total contribution by all wholesale electric market private creditors is estimated at U.S.$530 million for all periods, of which PESA contributed U.S.$55 million, dedicating U.S.$39 million to FONINVEMEM I and U.S.$16 million to FONINVEMEM II.

On October 17, 2005, under the terms of SE Resolution No. 1,193, PESA and other MEM creditors formally announced their decision to manage the construction, operation and maintenance of two power plants of at least 800 MW each, the Termoeléctrica Manuel Belgrano and Termoeléctrica José de San Martín plants. Combined construction costs of the plants are estimated at approximately U.S.$1.3 billion and are to be funded with the contributions to FONINVEMEM I and II, with an additional charge imposed on consumers, and with contributions from the Argentine government.

The gas turbines of the Termoeléctrica Manuel Belgrano and Termoeléctrica José de San Martín power plants were operating in open cycle mode as of December 31, 2009 and in combined cycle as from the first quarter of 2010.

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

In 2008, as a consequence of the increasing deficit in the Stabilization Fund, CAMMESA’s debt with generation agents, including us, gradually increased. Therefore, generation companies only received payment from CAMMESA for variable production costs and for power and services such as the primary frequency response system, but not for the margin (between the spot price and the variable production cost) on sales to the spot market. For the purpose of remedying this situation and securing generation supply, the SE issued Resolution No. 724/08 aimed at improving the collection priority of generation companies. Under this resolution, generation companies were able to submit projects for the expansion of the lifespan and/or generation capacity of their units for the purpose of ensuring priority in the collection of credit balances owed by CAMMESA.

As of December 31, 2009, the funds contributed by the Company to FONINVEMEM II had been fully recovered through investment in additional electricity generation projects under SE Resolution No. 564/07, whereby the Company built Genelba Plus, a 165 MW thermoelectric plant close to the existing Genelba power plant. In addition, as of December 31, 2012, PESA had an outstanding credit owed to it by CAMMESA totaling Ps. 421 million for electricity generated by the Company and sold to the spot market.

During 2010, several resolutions were approved to improve the operating margins of electricity generators. Under SE Notes No. 6,169 and No. 6,866, CAMMESA was instructed to accept assignment as from May 1, 2010 of gas and transportation agreements by electric power generators, to centralize and optimize delivery of natural gas to the electricity generation sector. In exchange, a gross margin is accrued to electricity generators as if generation were performed with natural gas, regardless of the fuel used. SE Resolution No. 7,548, applicable to energy sold pursuant to the Energy Plus Program, was subsequently published and pursues the same objective. As of the date of this Annual Report, the above mentioned resolutions have been renewed and remain in effect.

On November 25, 2010, an agreement was entered into between generators and the SE to start readjustment of the MEM and comply with SE Resolution No. 1,427/04. Pursuant to this agreement, generators expected to start receiving a higher fee for monthly generation capacity availability, regardless of the actual dispatches to the National Interconnected System (the “SIN”). In addition, higher operation and maintenance costs were to be recognized according to fuel used for generation. Generators, in turn, undertook to continue with their maintenance investment plans and to make investments with the proceeds from sales which generated the credit with CAMMESA described above. As from 2012, however, the agreement has been discontinued until new amendments are made to the current regulatory framework.

In November 2011, a new seasonal price was approved for the November 2011-April 2012 period, reflecting values close to actual market costs. In subsequent resolutions, regulatory entities jointly started to reduce subsidies previously granted to certain industrial, commercial and residential sectors. These measures are aimed principally at providing greater predictability to market agents and supporting an economic and financial readjustment of economic transactions in the MEM.

(e) Regulation of Utilities

The Public Emergency Law pesified tariffs for public utility services at a Ps. 1.00 = U.S.$1.00 parity and prohibited the increase of these tariffs based on indexation factors. In addition, the Argentine government was authorized to renegotiate the terms of contracts relating to the provision of public utility services, taking into account the following criteria: (i) the impact of tariffs on economic competitiveness and on income distribution; (ii) the quality of services to be provided and/or the capital expenditure programs provided for in the contracts; (iii) the interest of customers and accessibility to services; (iv) the safety of the system; and (v) the companies’ profitability.

In February 2002, the Ministry of Economy was authorized to renegotiate contracts with public utility companies. In July 2003, UNIREN was created under the joint jurisdiction of the Ministry of Economy and the Ministry of Federal Planning. UNIREN’s mission is, among other purposes, to provide assistance in the utilities renegotiation process, execute comprehensive or partial agreements with utility companies and submit regulatory projects related to transitory price and rate adjustments.

UNIREN is currently renegotiating the contracts with EDESUR (which we sold on January 30, 2013) and TGS. These negotiations are in different stages. See “Item 4. Information on the Company—Gas and Energy—Gas Transportation—TGS—Tariff Renegotiation Process” and “Item 4. Information on the Company—Gas and Energy—Electricity—Electricity Distribution: EDESUR.”

We are unable to predict the future development of renegotiation processes involving tariff and concession contracts or the impact they may have on our results of operations or our financial position.

(f) CIESA’s Debt Restructuring

On July 13, 2012, CIESA, Grupo Pampa and PESA entered into a settlement agreement whereby all parties involved waived all claims, title and interest under the lawsuit before the New York State courts and terminated the same. As a result of the agreement, CIESA paid off all of its financial debt by means of (i) the transfer to Grupo Pampa of 4.3% of TGS’s shares; (ii) a cash payment of approximately U.S.$130 million; (iii) the release of the remaining financial debt; and (iv) execution on July 13, 2012 of a fifth amendment to the CIESA Restructuring Agreement whereby, upon obtaining governmental approval, Grupo Pampa will receive shares representing 40% of CIESA’s capital stock which are currently held in trust by The Royal Bank of Scotland N.V. Sucursal, Argentina.

As a result of full payment of CIESA’s financial debt, in the third quarter of 2012 we recorded a net gain of Ps. 291 million attributable to our equity interest in CIESA, of which Ps. 221 million and Ps. 165 million are shown under “Other Operating Income” and “Equity in Earnings of Affiliates,” respectively, with a Ps. 95 million charge recorded in the “Income Tax” line item.

(3) Migration of Operating Agreements in Venezuela

In April 2005, the Venezuelan Energy and Oil Ministry instructed the Venezuelan national oil company, PDVSA, to review all operating agreements signed with other oil companies between 1992 and 1997. The Ministry further instructed PDVSA to take all necessary action to convert those operating agreements into mixed-ownership companies whereby the Venezuelan government, through PDVSA, would be entitled to majority ownership.

In March 2006, we, through our related companies in Venezuela, signed memoranda of understanding with PDVSA and the CVP in order to effect the migration of our four pre-existing operating agreements. As a result, all of our operating service agreements were converted into mixed-ownership companies in which the Venezuelan government, through the CVP, holds at least 60% of the share capital and private companies hold the remaining.

In view of the new contractual framework, as of December 31, 2005, we recognized impairment charges of Ps. 424 million to adjust the book value of our assets in Venezuela to their estimated recoverable value.

Additionally, the CVP recognized a divisible and transferable credit in favor of PESA in the amount of U.S.$88.5 million, which does not accrue interest, but could be applied toward acquisition bonds for any new mixed-ownership company project for oil exploration and production activities, or licenses for gas exploration and production operations in Venezuela. Once the milestones required for recognition of the credit by PDVSA were reached, as of December 31, 2006, we recorded the credit at its estimated recoverable value of Ps. 180 million. As of December 31, 2007, since no projects for which the aforementioned credit was eligible for investment had materialized, our efforts to transfer the credit to third parties had been unsuccessful, and alternative uses of the credit could not be anticipated, we recorded a writedown to reflect the carrying value of such credit being zero.

As of December 31, 2012, the book value of our direct and indirect interest in Venezuelan mixed-ownership companies, net of impairment charges, was Ps. 2.6 billion. The recoverability of these investments is highly sensitive to crude oil price volatility, to economic, social and regulatory changes in Venezuela and, particularly, to the decisions made by management of the mixed-ownership companies. Decreases in crude oil prices, fluctuations in economic conditions, the adoption of more restrictive measures by the Venezuelan government, and decisions by mixed-ownership companies to limit the development of reserves could adversely affect the valuation of the recoverability of our investment in these companies and, consequently, our income. As a result of the aforementioned variables, in the years ended December 31, 2012, 2011 and 2010, we recorded writedowns of Ps. 260 million, Ps. 281 million and Ps. 212 million (which includes a loss of Ps. 208 million related to our equity in earnings of affiliates), respectively, related to our assets in Venezuela.

See “Item 4. Information on the Company—Oil and Gas Exploration and Production—Production—Production Outside of Argentina—Venezuela” and “Item 3. Key Information—Risk Factors—Factors Relating to Our Business—Our activities may be adversely affected by events in countries in which we do business.”

(4) Commodities Prices

Our results of operations and cash flows are exposed to risks related to the volatility of international prices, mainly crude oil and oil-related product prices.

International prices for crude oil have fluctuated significantly over the last ten years. Changes in crude oil prices usually entail changes in the price for oil-related products.

During 2012, the price of WTI reference crude oil averaged U.S.$94.2 per barrel, accounting for a 0.9% decrease compared to 2011. The price of (UK) Brent oil reached an annual average of U.S.$112.1 per barrel, representing a premium over the WTI price of approximately U.S.$18.

(5) Oil and Gas Production in Argentina

Oil and gas reserves in Argentina have followed a downward trend in recent years. During 2012, according to the SE, oil production in Argentina declined to an average of 556 thousand barrels per day, a 4% decrease compared to 2011. Gross gas production decreased 3% to 120.9 million cubic meters per day. Our combined oil and gas production accounted for approximately 7% of total oil and gas production in Argentina during 2012.

In this context, our oil and gas reserves in Argentina, net of additions, declined 2% in 2012 and 9% in 2011. Our production increased 6% in 2012 and decreased 1% in 2011.

The Company’s business plan provides for exploration investments in Argentina.

Due to risks inherent to exploration activities, our management cannot assure you that this downward trend in our Argentine reserves will be reversed.

(6) Operations in Ecuador

As from 2006, the Ecuadorian government introduced sweeping tax and regulatory reforms in the hydrocarbon sector which resulted in significant changes to the terms and conditions set forth at the time of execution of the participation agreements.

See “Item 4. Information on the Company—Oil and Gas Exploration and Production—Production—Production Outside of Argentina—Ecuador” and “Item 3. Key Information—Risk Factors—Factors Relating to Our Business—Our activities may be adversely affected by events in countries in which we do business.”

(7) Changes in Our Oil and Gas Exploration and Production Portfolio

During the second quarter of 2010, the Company returned the Tibú field, located in the Catatumbo basin in Colombia.

In November 2010, the Company ceased to be the operator of Block 18 and the Palo Azul Unified Field in Ecuador (see “(6) Operations in Ecuador” above).

On December 2011, the Company relinquished 100% of the CAA-40 block and also relinquished its interests in the CAA-46 block, in the offshore Malvinas basin.

On May 31, 2012, the Company agreed to purchase an additional 39.671% interest in PELSA from our shared controlling company, PPSL, for an amount of U.S.$249.4 million. As from such date, Petrobras Argentina has exercised control over PELSA with a 58.88% total equity interest. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Acquisition of Companies.”

For purposes of consolidation of such shareholding, as of the date of the transaction, the Company has included the assets and liabilities of PELSA at their book value as of such date. Taking into account that the price paid was higher than the book value, the Company has recognized an amount of Ps. 693 million in Shareholders’ Equity.

(8) Sale of the Fertilizers Business

In November 2009, the Company approved the sale of the fertilizers business to Bunge Argentina S.A. (“Bunge”). In January 2010, upon execution of the respective agreements, all tangible assets, brands, commercial network and personnel were transferred to Bunge. As of December 31, 2010, the Company recognized for this transaction a gain of Ps. 81 million in Income from discontinued operations (see Note 18.1 to our audited consolidated financial statements).

(9) Divestment of Innova

On March 31, 2011, we agreed to sell our 100% interest then held in Innova S.A. (“Innova”), Brazil, to our controlling company, Petrobras, for a price of U.S.$332 million. This transaction is consistent with the Company’s strategy to prioritize its activities in Argentina. See “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Sale of Companies.”

(10) Divestment of the San Lorenzo refinery and other assets associated with the Refining and Distribution business segment

On May 4, 2010, our Board of Directors approved the terms and conditions of the agreement for the sale of the San Lorenzo refinery, its loading and unloading facilities and the associated fuel sales network to Oil Combustibles. The transfer to the buyer took place on May 2, 2011, although the transaction remains subject to approval by the CNDC (see Note 18.2 to our audited consolidated financial statements). See “Item 4. Information on the Company – Refining and Distribution.”

DISCUSSION OF RESULTS

The table below presents our selected consolidated financial data for the fiscal years indicated.

Presentation of Financial Information in accordance with IFRS

Beginning January 1, 2012 and in accordance with recently adopted accounting standards applicable to public companies in Argentina and with regulations introduced by the CNV, PESA must prepare its statutory financial statements in accordance with IFRS as issued by the IASB.

However, in order to be able to also present together with its financial statements for 2012 comparative information for prior years as required by IFRS, PESA has issued (and requested that its former auditor, KPMG, audit, in accordance with auditing standards generally accepted in Argentina and in accordance with the auditing standards of the PCAOB) annual financial statements prepared in accordance with IFRS for all comparative periods from January 1, 2009, as the date of IFRS transition, to December 31, 2011. The above mentioned financial statements for the years 2009-2011 were submitted to the SEC on the September 2012 6-K and constitute the first set of annual financial statements that PESA published in accordance with IFRS as issued by the IASB. The financial statements included in the September 2012 6-K were issued solely to permit comparison of financial statement presentation and do not constitute statutory financial statements under Argentine law. Please refer to Note 32 to our financial statements filed with the SEC on the September 2012 6-K describing one-time exceptions applied under IFRS 1—“First-time adoption of International Financial Standards,” measurement considerations, as well as a reconciliation from Argentine GAAP to IFRS as issued by the IASB of our net income, shareholders’ equity and cash flows from January 1, 2009, as the date of IFRS transition, to December 31, 2011.

Consistent with Item 18 of Form 20-F, we continue to provide the disclosure required under ASC Topic 932, as this is required regardless of the basis of accounting on which we prepare our financial statements.

	Year Ended December 31,
	2012	2011	2010
	(in millions of pesos)
IFRS Summary Financial Data:
Continuing Operations:
Sales	12,765	11,104	10,310
Cost of sales	(9,619)	(8,462)	(7,474)

Gross profit	3,146	2,642	2,836
Administrative and selling expenses	(1,433)	(1,205)	(1,329)
Exploration expenses	(212)	(391)	(190)
Other operating expenses, net	(121)	(831)	(454)
Share of profit of equity accounted investees	(148)	(36)	(97)

Operating income	1,232	179	766
Financial expenses and holding losses, net	(70)	(176)	(256)

Income before income tax	1,162	3	510
Income tax	(492)	(15)	(154)

Income from continuing operations	670	(12)	356
Discontinued Operations:
Income from discontinued operations	—	706	275

Net income	670	694	631

Net income attributable to:
Shareholders of the Company	615	698	625
Non-controlling interest	55	(4)	6

Total	670	694	631

The following tables set out net sales, gross profit (loss) and operating income for each of our business segments for the years ended December 31, 2012, 2011 and 2010. Net sales eliminations relate to intersegment sales. Gross profit eliminations relate to adjustments related to intersegment sales and costs associated with such sales. Intersegment transactions are made at market prices.

The business segment year-to-year comparisons that follow the table include intersegment sales.

	For the year ended December 31,
	2012	2011	2010
	(in millions of pesos)
Net sales (1)

Oil and Gas Exploration and Production	6,070	4,137	3,654
Refining and Distribution	6,846	7,278	6,846
Petrochemicals	2,870	1,786	1,343
Gas and Energy (2)	2,481	2,294	1,902
Corporate, Other and Eliminations	(5,502)	(4,391)	(3,435)

Total	12,765	11,104	10,310

Gross Profit (loss) (3)

Oil and Gas Exploration and Production	1,824	1,155	1,256
Refining and Distribution	462	659	717
Petrochemicals	187	224	160
Gas and Energy (2)	392	525	379
Corporate, Other and Eliminations	281	79	324

Total	3,146	2,642	2,836

Operating Income

Oil and Gas Exploration and Production	1,071	(108)	602
Refining and Distribution	11	250	94
Petrochemicals	151	140	137
Gas and Energy (2)	548	579	349
Corporate, Other and Eliminations	(549)	(682)	(416)

Total	1,232	179	766

(1)	Royalties with respect to the oil and gas business in Argentina are accounted for as a cost of production and are not deducted in determining net sales.
(2)	This segment includes Electricity and Gas Transportation.
(3)	Net sales less cost of sales.

YEAR ENDED DECEMBER 31, 2012 COMPARED TO YEAR ENDED DECEMBER 31, 2011

Net income attributable to shareholders of the Company: Net income attributable to the shareholders of the Company decreased by Ps. 83 million, or 11.9%, to Ps. 615 million in 2012 from Ps. 698 million in 2011. Net income in 2011 included a Ps. 706 million gain from discontinued operations, derived from the sale of our equity interest in Innova in March 2011.

Net income generated by continuing operations totaled Ps. 670 million in 2012 compared to a Ps. 12 million net loss from continuing operations in 2011.

Sales: Sales increased by Ps. 1.7 billion, or 15%, to Ps. 12.8 billion in 2012 from Ps. 11.1 billion in 2011. This increase is mainly attributable to sales increases of Ps. 1.9 billion, Ps. 1.1 billion and Ps. 187 million in the Oil and Gas Exploration and Production, Petrochemicals and Gas and Energy business segments, respectively, which were partially offset by a Ps. 432 million decline in sales for the Refining and Distribution segment. Intercompany sales totaled Ps. 5.5 billion in 2012 and Ps. 4.4 billion in 2011.

Gross profit: Gross profit for 2012 increased by Ps. 504 million, or 19.1%, to Ps. 3.1 billion from Ps. 2.6 billion in 2011. This increase is mainly attributable to a Ps. 669 million increase in profit in the Oil and Gas Exploration and Production segment, whereas gross profit declined in the Refining and Distribution, Gas and Energy and Petrochemicals business segments.

Administrative and selling expenses: Administrative and selling expenses increased by Ps. 228 million, or 18.9%, to Ps. 1.4 billion in 2012 from Ps. 1.2 billion in 2011, mainly as a consequence of incremental selling expenses corresponding to the rise in sales in all business segments and to the consolidation of PELSA‘s operations in 2012.

Exploration expenses: Exploration expenses totaled Ps. 212 million in 2012 compared to Ps. 391 million in 2011. See “—Analysis of Operating Income by Business Segment—Oil and Gas Exploration and Production.”

Other operating expenses, net: Other operating expenses, net, declined in 2012 by Ps. 710 million, totaling Ps. 121 million and Ps. 831 million in 2012 and 2011, respectively. This decrease is mainly attributable to a Ps. 371 million decrease in the Oil and Gas Exploration and Production business segment and a Ps. 186 million decrease in the Gas and Energy business segment.

Share of profit of equity accounted investees: Losses resulting from our share of profit of equity accounted investees increased by Ps. 112 million in 2012, to Ps. 148 million in 2012 compared to a loss of Ps. 36 million in 2011. This increase is mainly attributable to a Ps. 66 million increase in the Gas and Energy business segment and a Ps. 156 million increase in the Refining and Distribution business segment. See “—Analysis of Share of Profit of Equity Accounted Investees.”

Operating income: Operating income increased by Ps. 1 billion in 2012 to Ps. 1.2 billion, from Ps. 179 million in 2011. This increase is largely attributable to improved results in “Other operating expenses, net” and in “Gross profit” of Ps. 710 million and Ps. 504 million, respectively.

Financial income (expense): Financial expenses decreased by Ps. 106 million, or 39.7%, to Ps. 70 million in 2012 from Ps. 176 million in 2011. This improvement is largely attributable to:

•	a Ps. 46 million decrease in interest expense to Ps. 114 million in 2012 from Ps. 160 million in 2011, reflecting the positive effects of a 30% decline in average indebtedness; and

•

a Ps. 47 million increase in gains on exchange differences, accounting for gains of Ps. 138 million and Ps. 91 million in 2012 and 2011, respectively, attributable to the effect of accelerated depreciation of the Argentine peso against the U.S. dollar (14.2% and 8% in 2012 and 2011, respectively) on our net monetary asset position in foreign currency.

Income tax: Income tax charges accounted for losses of Ps. 492 million and Ps. 15 million in 2012 and 2011, respectively, consistent with a significant improvement in our results of operations in 2012.

ANALYSIS OF OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

Net Sales: Net sales for this business segment increased by Ps. 1.9 billion, or 46.7%, to Ps. 6.1 billion in 2012 from Ps. 4.1 billion in 2011, mainly due to the improvement recorded in our results of operations in Argentina for 2012.

Argentina

Sales attributable to our operations in Argentina increased by Ps. 1.9 billion, or 48.4%, to Ps. 5.9 billion in 2012 from Ps. 4.0 billion in 2011.

As from June 1, 2012, the Company consolidated PELSA’s operations. In the remainder of 2012, PELSA accounted for average oil and gas production of 14.5 thousand boe per day, adding approximately 3.1 million boe to our production and accounting for an Ps. 843 million increase in sales. Excluding these effects, oil and gas sales increased by Ps. 1.1 billion to Ps. 5.1 billion in 2012 from Ps. 4 billion in 2011, mainly as a result of a 30% improvement in average sales prices. This effect was partially offset by a 2.1% decrease in combined daily sales volumes of oil and gas to an average of 80.5 thousand boe per day.

Excluding consolidation of PELSA, daily production decreased approximately 1% to an average of 81.1 thousand boe per day in 2012. Lower production volumes of both oil and gas mainly derived from the natural decline of mature fields. This effect was partially offset by an increase in production volumes derived from workover works and drilling campaigns.

Crude oil sales increased by Ps. 988 million, or 30.7%, to Ps. 4.2 billion in 2012 from Ps. 3.2 billion in 2011, mainly due to a 31.4% increase in average sales prices to Ps. 315.6 per barrel in 2012 from Ps. 240.1 per barrel in 2011. The increase is attributable mainly to the partial recovery in domestic prices pursuant to applicable regulations during 2012. Sales volumes totaled 36.4 thousand barrels in 2012 compared to 36.8 thousand barrels in 2011.

Gas sales increased by Ps. 110 million, or 15.3%, to Ps. 830 million in 2012 from Ps. 720 million in 2011, primarily due to an 18.1% increase in sales prices to Ps. 8.6 per thousand cubic feet in 2012 from Ps. 7.3 per thousand cubic feet in 2011. This was mainly due to recognition of higher prices for “Gas Plus” in the Neuquén basin and for gas in the Austral basin. Daily gas sales volumes totaled 264.1 million cubic feet in 2012, compared to 272.2 million cubic feet in 2011.

Outside of Argentina

Total sales volumes for operations outside of Argentina increased by Ps. 8 million, or 5%, to Ps. 168 million in 2012 from Ps. 160 million in 2011, mainly as a result of the increase in gas sales prices for our operations in Bolivia.

Gross profit: Gross profit for this business segment increased by Ps. 669 million, or 57.9%, to Ps. 1.8 billion in 2012 from Ps. 1.2 billion in 2011. Our margin on sales was 30% and 27.9% in 2012 and 2011, respectively.

Gross profit for 2012 included gross profit of Ps. 327 million attributable to the consolidation of PELSA’s operations. Excluding these effects, gross profit grew by Ps. 342 million to Ps. 1.5 billion in 2012 from Ps. 1.2 billion in 2011, and our margin on sales increased to 28.6% from 27.9% in 2011, mainly an improvement in our results of operations in Argentina.

In 2012, gross profit for operations in Argentina rose Ps. 345 million, or 31.9%, to Ps. 1.4 billion from Ps. 1.1 billion in 2011, and our margin on sales increased to 28.2% in 2012 from 27.2% in 2011, mainly due to the partial recovery in average sales prices pursuant to applicable regulations during 2012, which helped to offset the rise in production costs. In 2012, lifting costs increased 37.7% to Ps. 58.1 per boe from Ps. 42.2 per boe in 2011, primarily as a consequence of an increase in oil service rates.

Gross profit for operations outside of Argentina decreased by Ps. 3 million, or 5%, to Ps. 72 million in 2012 from Ps. 75 million in 2011, with a gross margin on sales of 42.9% and 46.9% in 2012 and 2011, respectively.

Administrative and selling expenses: Administrative and selling expenses increased by Ps. 50 million, to Ps. 221 million in 2012 from Ps. 171 million in 2011, mainly as a consequence of the consolidation of PELSA’s operations in 2012 following our acquisition of a controlling interest in that entity, the administrative and selling expenses of which totaled Ps. 33 million, and, to a lesser extent, of incremental selling expenses corresponding to the rise in sales.

Exploration expenses: Exploration expenses totaled Ps. 212 million in 2012 compared to Ps. 391 million in 2011, all of which expenses in each year were attributable to operations in Argentina. In 2012, such expenses were mainly related to the abandonment of onshore exploration wells, while in 2011 they were largely derived from abandonment of offshore exploration wells. Expenses for unsuccessful wells totaled Ps. 168 million in 2012 compared to Ps. 294 million in 2011.

Other operating expenses, net: Other operating expenses, net, declined in 2012 by Ps. 371 million, totaling Ps. 194 million and Ps. 565 million in 2012 and 2011, respectively. This decrease is mainly attributable to reduced losses in 2012 of Ps. 200 million from environmental matters relating to water and soil remediation and waste disposal and Ps.93 million from impairment charges on operations in Ecuador.

Share of profit of equity accounted investees: Losses resulting from our share of profit of equity accounted investees decreased by Ps. 10 million in 2012, to Ps. 126 million in 2012 compared to a loss of Ps. 136 million in 2011. This decrease in loss is mainly attributable to mixed-ownership companies in Venezuela. See “—Analysis of Share of Profit of Equity Accounted Investees.”

Refining and Distribution

Net Sales: Net sales for the Refining and Distribution business segment decreased by Ps. 432 million, or 5.9%, to Ps. 6,846 million in 2012 from Ps. 7,278 million in 2011, mainly as a consequence of the effect of lower sales volumes. The decrease was partially offset by a partial recovery in average sales prices pursuant to applicable regulations during 2012, including improvements of about 30% in refined products. Lower sales volumes were largely attributable to the sale of the San Lorenzo refinery and the associated fuel sales network. In addition, in 2012 our catalytic reformer plant operations were transferred to the Petrochemicals segment, which operations had accounted for 413 thousand cubic meters and net sales of Ps. 700 million in 2011.

Processed crude oil volumes at our refineries decreased by 2.7 million barrels in 2012, from 13.2 million barrels in 2011 to 10.5 million barrels in 2012, mainly as a result of the sale of the San Lorenzo refinery, which had accounted for processed oil volumes of 3.4 million barrels in 2011 (through April 30, 2011). Processed crude oil volumes at the Bahía Blanca refinery increased 7.1% to 10.5 million barrels in 2012 from 9.8 million barrels in 2011, consistent with an increased market demand for relevant products.

Crude oil sales to third parties increased by Ps. 170 million, or 22.4%, to Ps. 929 million in 2012 from Ps. 759 million in 2011, mainly as a consequence of an improvement in average sales prices consistent with international reference prices.

In 2012, total sales volumes of refined products decreased 30.7% to 1,992 thousand cubic meters from 2,876 thousand cubic meters in 2011. These lower sales volumes were principally attributable to the transfer of the catalytic reformer plant operations to the Petrochemicals segment, and the sale of the San Lorenzo refinery and the associated fuel sales network.

In 2012, sales volumes of diesel oil, gasoline, fuel oil, and IFOs and other oil-related products totaled 791 thousand cubic meters, 547 thousand cubic meters, 461 thousand cubic meters and 193 thousand cubic meters, respectively.

In 2011, sales volumes of these same products totaled 1,091 thousand cubic meters, 739 thousand cubic meters, 522 thousand cubic meters and 525 thousand cubic meters, respectively.

Gross profit: Gross profit for the Refining and Distribution business segment declined by Ps. 197 million, or 29.2%, to Ps. 462 million in 2012 from Ps. 659 million in 2011, as a result of the sale of the San Lorenzo refinery and the associated fuel sales network, the transfer of the catalytic reformer plant operations to the Petrochemicals segment, and a rise in crude oil acquisition costs that could only be partially passed through to sales prices. As a result, our margin on sales decreased to 6.7% in 2012 from 9.1% in 2011.

Administrative and selling expenses: Administrative and selling expenses increased by Ps. 21 million, to Ps. 475 million in 2012 from Ps. 454 million in 2011, mainly as a consequence of incremental selling expenses corresponding to the rise in sales.

Other operating expenses, net: Other operating expenses, net, declined in 2012 by Ps. 35 million, totaling a gain of Ps. 13 million in 2012 and a loss of Ps. 22 million in 2011. This change is mainly attributable to reduced losses in 2012 of Ps. 37 million from environmental matters relating to water and soil remediation and waste disposal.

Share of profit of equity accounted investees: Earnings resulting from our share of profit of equity accounted investees decreased by Ps. 56 million in 2012, to Ps. 11 million in 2012 compared to Ps. 67 million in 2011. This decrease is mainly attributable to Refinor. See “—Analysis of Share of Profit of Equity Accounted Investees.”

Petrochemicals

Net Sales: Net sales for the Petrochemicals business segment increase Ps. 1.1 billion, or 60.7%, to Ps. 2.9 billion in 2012 from Ps. 1.8 billion in 2011, mainly as a result of the incorporation of the catalytic reformer plant operations, which accounted for net sales of Ps. 1 billion in 2012 (shown in 2011 under the Refining and Distribution segment). An increase of Ps. 84 million in styrenics sales revenues in Argentina to Ps. 1.9 billion in 2012 from Ps. 1.8 billion in 2011 had a small positive impact, mainly as a result of a 10% improvement in average sales prices, which was partially offset by a 4.8% decrease in sales volumes to 207.6 thousand tons in 2012 from 218.1 thousand tons in 2011.

In 2012, average sales prices in pesos in the styrene, polystyrene and synthetic rubber lines increased approximately 11%, 12% and 2%, respectively, compared to 2011.

Performance of the main styrenic products in 2012 was as follows:

(a) As a consequence of raw materials shortages, styrene sales volumes totaled 94.6 thousand tons, accounting for a 12.6% decrease compared to the previous year, reflected in a lower level of exports to Brazil.

(b) Polystyrene sales volumes totaled 55.4 thousand tons, accounting for a 3.1% increase. Domestic sales grew 11% as a consequence of the substitution of imports.

(c) Sales volumes of BOPS in 2012 totaled 11.2 thousand tons, accounting for a 20% increase compared to 2011. This increase is explained by the low level of sales in 2011 as a consequence of labor strikes and an unscheduled plant shutdown.

(d) Synthetic rubber sales volumes totaled 46.4 thousand tons, which were similar to the level of 46.8 thousand tons recorded in 2011.

Gross profit: Gross profit for this business segment decreased by Ps. 37 million, or 16.5%, to Ps. 187 million in 2012 from Ps. 224 million in 2011.

In 2012, incorporation of the catalytic reformer plant operations accounted for gross profit of Ps. 35 million, with a 3.5% gross margin, which was adversely affected by a plant shutdown in the first semester of 2012. As a result, supplies were imported at costs significantly higher than the Company’s own production costs.

In 2012, gross margin on sales of styrenics decreased to 8.1% from 12.5% in 2011, as a result of the combined effect of an increase in raw materials costs that could only be partially passed through to sales prices due to the decline in international spreads, and the above mentioned decrease in sales volumes.

Administrative and selling expenses: Administrative and selling expenses increased by Ps. 17 million, to Ps. 74 million in 2012 from Ps. 57 million in 2011, mainly as a consequence of incremental selling expenses corresponding to the rise in sales.

Other operating expenses, net: Other operating expenses, net, totaled a gain of Ps. 38 million in 2012 and a loss of Ps. 27 million in 2011. The charge for 2011 is mainly attributable to environmental matters relating to water and soil remediation and waste disposal.

Gas and Energy

Gross profit: Gross profit for the Gas and Energy business segment in 2012 decreased by Ps. 133 million, or 25.3%, to Ps. 392 million from Ps. 525 million in 2011, mainly in the Electricity Generation and, to a lesser extent, in the Hydrocarbons Marketing and Transportation operations.

Administrative and selling expenses: Administrative and selling expenses increased by Ps. 18 million, to Ps. 35 million in 2012 from Ps. 17 million in 2011, mainly as a consequence of incremental selling expenses corresponding to the rise in sales.

Other operating expenses, net: Other operating expenses, net, totaled gains of Ps. 224 million in 2012 and Ps. 38 million in 2011, respectively. The increase in gain is mainly attributable to the restructuring of CIESA’s debt, which accounted for a gain of Ps. 221 million in 2012.

Share of profit of equity accounted investees: Earnings resulting from our share of profit of equity accounted investees decreased by Ps. 66 million in 2012, to a loss of Ps. 33 million in 2012 compared to a gain of Ps. 33 million in 2011. This change is mainly attributable to our investments in CIESA/TGS and Distrilec/EDESUR. See “—Analysis of Share of Profit of Equity Accounted Investees.”

Electricity Generation

Net Sales: Net sales for electricity generation rose Ps. 141 million, or 9.7%, to Ps. 1.6 billion in 2012 from Ps. 1.5 billion in 2011, mainly as a consequence of increased electricity generation and sales attributable to the Genelba Plus and Genelba power plants and the initiation of operations at the new Ecoenergía power plant.

Genelba Plus sales rose Ps. 114, or 26.1%, to Ps. 551 million in 2012 from Ps. 437 million in 2011, due to the combined effect of increases in sales volumes and average sales prices. Sales volumes rose to 1,303 GWh from 1,174 GWh in 2011, due to an increased hiring level and contract utilization factor. This power plant’s availability factor was higher than 99% in both fiscal years.

Genelba power plant sales increased by Ps. 27 million, or 4%, to Ps. 916 million in 2012 from Ps. 889 million in 2011. The increase in sales was attributable to the rise in sales volumes, partially offset by a decline in average sales prices, mainly because recognition in operation and maintenance costs and power price was reduced as a result of the expiration of the agreement between generators and the SE. Electricity sales for 2012 rose 18.4% to 5,520 GWh from 4,662 GWh in 2011, principally due to scheduled maintenance works performed in 2011. Within this context, this power plant’s availability factor and this plant factor were 99.1% and 95.7% in 2012 and 98.8% and 87.1% in 2011, respectively.

Net sales attributable to HPPL decreased by Ps. 9 million, or 6.9%, to Ps. 122 million in 2012 from Ps. 131 million in 2011, mainly as a result of a 9.6% decline in sales volumes to 891 GWh from 985 GWh, as a consequence of reduced water flows in the Comahue basin.

Gross profit: In 2012, gross profit decreased by Ps. 105 million, or 28.4%, to Ps. 265 million from Ps. 370 million in 2011, principally due to a reduced margin on sales attributable to the Genelba power plant as a consequence of non-renewal of the agreement between generators and the SE, increased costs in dollars and the fact that the cap spot price for energy remained at Ps. 120/MWh. Along these lines, generation margin attributable to HPPL was adversely affected by reduced water flows in the Comahue basin. Our margin on sales attributable to all power plants decreased to 16.6% in 2012 from 25.4% in 2011.

Marketing and Transportation of Gas

Net Sales: Sales revenues rose Ps. 38 million, or 2.8%, to Ps. 1.4 billion in 2012 from Ps. 1.4 billion in 2011, mainly as a result of increased revenues from gas sales, which were partially offset by a decline in liquid fuel sales. Gas and LPG brokerage services totaled Ps. 26 million in 2012 and Ps. 24 million in 2011.

Revenues from gas sales increased by Ps. 187 million, or 19.5%, to Ps. 1.1 billion from Ps. 936 million in 2011, principally due to a 29.3% rise in average sales prices, as a consequence of an improvement in the price of sales to industrial customers, and sales of non-conventional gas at the “Gas Plus” price. These effects were partially offset by a change in the customers mix, with an increased share of residential customers meaning lower sales prices. Daily sales volumes declined 7.7% to 289 thousand cubic feet in 2012 from 313 thousand cubic feet in 2011.

Revenues from liquid fuel sales decreased by Ps. 151 million, or 34.6%, to Ps. 286 million in 2012 from Ps. 437 million in 2011, mainly due to a 37% decline in sales volumes to 137 thousand tons in 2012 from 219 thousand tons in 2011, as a result of reduced availability of gas to be processed in 2012.

Gross profit: Gross profit decreased by Ps. 27 million, or 17.4%, to Ps. 128 million in 2012 from Ps. 155 million in 2011 and gross margin on sales declined to 8.9% in 2012 from 11.1% in 2011. These declines are mainly attributable to the decrease in liquid fuel and natural gas volumes and the negative impact on transportation costs for the liquid fuel business of the charge imposed by Resolution No. 2,067 issued by the SE. These effects were partially offset by the above mentioned improvement in the price of gas sales to industrial customers and sales of non-conventional gas at the “Gas Plus” price.

ANALYSIS OF SHARE OF PROFIT OF EQUITY ACCOUNTED INVESTEES

The table below shows the Company’s share of profit of equity accounted investees for 2012 and 2011.

	For the year ended December 31,
	2012	2011
	(in millions of pesos)

CIESA	219	121
Distrilec S.A.	(253)	(90)
Mixed-ownership companies in Venezuela	(162)	(176)
Petrolera Entre Lomas S.A.	26	40
Refinería del Norte S.A.	11	67
Others	11	2

Total	(148)	(36)

Losses resulting from our share of profit of equity accounted investees increased by Ps. 112 million in 2012, from Ps. 36 million in 2011 to Ps. 148 million in 2012, mainly as a result of a greater loss from Distrilec and reduced gain derived from Refinor and PELSA. These effects were partially offset by higher gains resulting from CIESA.

CIESA / TGS: In 2012 and 2011, our share of profit of equity in CIESA accounted for gains of Ps. 219 million and Ps. 121 million, respectively. The improvement in 2012 is mainly attributable to the positive effects of the restructuring of CIESA’s debt in July 2012, resulting in the recognition of a gain of Ps. 165 million. In 2011, CIESA recorded gains of Ps. 118 million from reversal of allowances on deferred assets. In addition, CIESA’s reduced financial expenses resulting from the restructuring of its debt in 2012 had a positive impact.

Distrilec / EDESUR: Our share of profit of equity in Distrilec accounted for losses of Ps. 253 million and Ps. 90 million in 2012 and 2011, respectively. The greater loss in the year 2012 is mainly attributable to the deterioration of EDESUR’s operating results, which were adversely affected by an increase in operating costs without a corresponding recognition and passing through of such increased costs to tariffs.

Mixed-ownership companies in Venezuela: Our share of profit of equity in mixed-ownership companies in Venezuela accounted for losses of Ps. 162 million and Ps. 176 million in 2012 and 2011, respectively, which included writedowns of Ps. 260 million and Ps. 281 million in 2012 and 2011, respectively.

Refinor: Our share of profit of equity in Refinor accounted for a decrease in gain of Ps. 56 million in 2012, to a gain of Ps. 11 million in 2012 from a gain of Ps. 67 million in 2011, mainly as a result of a decline in Refinor’s operating results, principally derived from increases in the costs of raw materials and production expenses, which could only partially be passed through to sales prices.

PELSA: As of June 1, 2012 the Company acquired control of PELSA. For such reason, until May 31, 2012, the Company recognized share of profit of equity in PELSA by applying the equity method of accounting, with gains of Ps. 26 million and Ps. 40 million in the five-month period ended May 31, 2012 and in the fiscal year 2011, respectively.

YEAR ENDED DECEMBER 31, 2011 COMPARED TO YEAR ENDED DECEMBER 31, 2010

Net income attributable to shareholders of the Company: Net income attributable to the shareholders of the Company for the 2011 fiscal year increased by Ps. 73 million, or 12%, to Ps. 698 million from Ps. 625 million in 2010.

Net income for the fiscal years 2011 and 2010 included non-recurring gains of Ps. 706 million and Ps. 275 million, respectively from discontinued operations derived from the sale of our equity interest in Innova in March 2011 and the sale of our fertilizer business in January 2010.

Net income generated by continuing operations accounted for a Ps. 12 million net loss in 2011 compared to net income of Ps. 356 million from continuing operations in 2010.

Sales: Sales increased by Ps. 794 million, or 7.7%, to Ps. 11.1 billion in 2012 from Ps. 10.3 billion in the previous year. This overall increase is mainly attributable to increases in the Oil and Gas Exploration and Production, Petrochemicals, Refining and Distribution and Gas and Energy business segments in amounts of Ps. 483 million, Ps. 443 million, Ps. 432 million and Ps. 392 million, respectively, which were partially offset by a Ps. 956 million increase in eliminations associated with intercompany sales, which totaled Ps. 4.5 billion and Ps. 3.8 billion in 2011 and 2010, respectively. Most of these intercompany sales were attributable to the Oil and Gas Exploration and Production, Refining and Distribution and Gas and Energy business segments.

Gross profit: Gross profit for 2011 decreased by Ps. 194 million or 6.8%, to Ps. 2.6 billion in 2011 from Ps. 2.8 billion in 2010. This overall decrease is mainly attributable to decreases in the Oil and Gas Exploration and Production and Refining and Distribution business segments, which were partially offset by increases in the Gas and Energy and Petrochemicals business segments.

Administrative and selling expenses: Administrative and selling expenses decreased by Ps. 124 million, or 9.3%, to Ps. 1.2 billion in 2011 from Ps. 1.3 billion in the previous year, mainly due to the decrease in selling expenses corresponding to the effect of lower sales volumes as a consequence of the sale in 2011 of our San Lorenzo refinery and the associated fuel sales network.

Exploration expenses: Exploration expenses increased by Ps. 201 million, to Ps. 391 million in 2011 from Ps. 190 million in the previous year. See “—Analysis of Operating Income by Business Segment—Oil and Gas Exploration and Production.”

Other operating expenses, net: Other operating expenses, net, increased by Ps. 377 million, to Ps. 831 million in 2011 from Ps. 454 million in 2010, mainly as a consequence of greater expenses relating to environmental matters such as water and soil remediation works, charges corresponding to operations in Ecuador and plant shutdowns, and contingencies, in amounts of Ps. 260 million, Ps. 114 million, Ps. 86 million and Ps. 77 million, respectively. In 2010, losses of Ps. 209 million were registered from impairment on the San Lorenzo refinery and the associated fuel sales network.

Share of profit of equity accounted investees: Losses resulting from our share of profit of equity accounted investees decreased to Ps. 36 million in 2011 from Ps. 97 million in 2010. See “—Analysis of Share of Profit of Equity Accounted Investees.”

Operating income: Operating income decreased by Ps. 587 million, to Ps. 179 million in 2011 from Ps. 766 million in 2010. This decline is mainly attributable to other operating expenses, net, and exploration expenses in amounts of Ps. 377 million and Ps. 201 million, respectively, in 2011.

Financial expenses and holding losses: Financial expenses and holding losses decreased by Ps. 80 million, or 31.2%, to Ps. 176 million in 2011 from Ps. 256 million in the previous year. This decline derived from:

•	a Ps. 108 million reduction in net interest expense to Ps. 160 million in 2011 from Ps. 268 million in 2010, reflecting the positive effect of a 38% drop in average indebtedness; and

•

a Ps. 13 million improvement in gains on exchange differences, with gains of Ps. 91 million and Ps. 78 million in 2011 and 2010, respectively, mainly attributable to the effect of higher depreciation of the Argentine peso against the U.S. dollar (8% and 4.7% in 2011 and 2010, respectively) on our net monetary asset position in foreign currency.

Income tax: Income tax charges accounted for losses of Ps. 15 million and Ps. 154 million in 2011 and 2010, respectively, due to the better results achieved in 2010.

ANALYSIS OF OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

Net sales: Net sales for this business segment increased by Ps. 483 million, or 13.2%, to Ps. 4.1 billion in 2011 from Ps. 3.6 billion in 2010, mainly due to the improvement recorded in our results of operations in Argentina.

Increased sales in 2011 resulted from a 18.5% improvement in average sales prices, which was partially offset by a 4.4% decline in sales volumes. Lower sales volumes are attributable to our divestment in Ecuador by the end of November 2010 and, to a lesser extent, a decrease in oil and gas production levels in Argentina in 2011.

Argentina

Net sales in Argentina increased by Ps. 712 million, or 21.9%, to Ps. 4 billion in 2011 from Ps. 3.3 billion in 2010, primarily as a result of a 23.3% increase in average sales prices, which was partially offset by a 1.3% decline in total combined daily sales volumes of oil and gas, averaging 82.2 thousand barrels of oil equivalent per day in 2011. Daily production volumes were similar in both fiscal years, averaging 83.1 thousand barrels of oil equivalent in 2011 and 83.8 thousand barrels of oil equivalent in 2010.

Crude oil sales rose by Ps. 607 million, or 23.2%, to Ps. 3.2 billion in 2011 from Ps. 2.6 billion in 2010, mainly due to a 26.2% increase in average sales prices to Ps. 240.1 per barrel in 2011 from Ps. 190.3 per barrel in 2010, which was partially offset by a 2.3% decrease in sales volumes to 36.8 thousand barrels in 2011 from 37.7 thousand barrels in 2010. The improvement in sales prices principally resulted from the partial recovery in domestic prices pursuant to applicable regulations in 2011. Production volumes slightly decreased 1.3%, to 37.7 thousand barrels in 2011 from 38.2 thousand barrels in 2010, mainly due to the natural decline of mature fields, which was partially offset by an increase in production volumes attributable to workover works and drilling campaigns during 2010 and 2011.

Gas sales rose by Ps. 99 million, or 15.9%, to Ps. 720 million in 2011 from Ps. 621 million in 2010, principally due to a 16.5% increase in sales price. Daily gas sales volumes totaled 272.2 million cubic feet and 273.6 million cubic feet in 2011 and 2010, respectively. Production volumes were similar in both fiscal years as a result of an increase in production volumes attributable to workover works and drilling campaigns during 2010 and 2011 that allowed us to offset the effects of the natural decline of mature fields.

The average sales price increased to Ps. 7.3 per million cubic feet in 2011 from Ps. 6.2 per million cubic feet in 2010, mainly due to a greater demand from higher price segments such as power plants and industry.

Outside of Argentina

Total sales outside of Argentina decreased by Ps. 232 million, or 59.2%, to Ps. 160 million in 2011 from Ps. 392 million in 2010, mainly as a result of the Company’s decision not to migrate to service agreements in Ecuador in November 2010 which represented sales totaling Ps. 243 million in 2010.

Net sales for 2011 and 2010 included amounts of Ps. 160 million and Ps. 149 million, respectively, that were primarily attributable to operations in Bolivia and Mexico.

Gross profit: Gross profit for the Oil and Gas Exploration and Production business segment decreased by Ps. 101 million, or 8%, to Ps. 1.2 billion in 2011 from Ps. 1.3 billion in 2010. Our margin on sales was 27.9% and 34.4% in 2011 and 2010, respectively. The decline in gross profit is mainly attributable to discontinued operations in Ecuador, which were partially offset by an improvement in our results of operations in Argentina. Our lifting cost increased 40.2% to Ps. 42.2 per barrel of oil equivalent in 2011 from Ps. 30.1 per barrel of oil equivalent in 2010, mainly corresponding to an increase in oil service rates in 2011 in Argentina.

Gross profit attributable to operations in Argentina increased by Ps. 39 million, or 3.7%, to Ps. 1.1 billion in 2011 from Ps. 1.04 billion in 2010, principally due to the partial recovery in domestic prices pursuant to applicable regulations in 2011 mentioned above. Such increases in sales prices, however, were not enough to offset the rise in our lifting costs. As a result, our margin on sales decreased to 27.2% in 2011 from 31.9% in 2010.

Gross profit attributable to operations outside of Argentina decreased by Ps. 140 million, or 65.1%, to Ps. 75 million in 2011 from Ps. 215 million in 2010, mainly due to the discontinuation of our operations in Ecuador, which had accounted for a gross profit of Ps. 145 million in 2010. Gross margin on sales outside of Argentina decreased to 46.9% in 2011 from 54.8% in 2010.

Administrative and selling expenses: Administrative and selling expenses decreased by Ps. 9 million (or 5.0%), to Ps. 171 million during 2011 from Ps. 180 million in 2010.

Exploration expenses: Exploration expenses increased by Ps. 201 million (or 105.8%), to Ps. 391 million for 2011, from Ps. 190 million in 2010. In 2011, expenses were mainly attributable to the abandonment of offshore exploration wells in Argentina, and expenses for 2010 were principally due to onshore geological and geophysical expenses in Argentina. Expenses for unsuccessful wells totaled Ps. 294 million in 2011 and Ps. 136 million in 2010, respectively.

Other operating expenses, net: Other operating expenses, net, increased by Ps. 397 million (or 236.3%) to Ps. 565 million for 2011 compared to Ps. 168 million in 2010, mainly as a consequence of greater expenses relating to environmental matters such as water and soil remediation works and charges corresponding to operations in Ecuador, in amounts of Ps. 200 million and Ps. 114 million, respectively, in 2011.

Share of profit of equity accounted investees: Losses resulting from our share of profit of equity accounted investees increased by Ps. 20 million (or 17.2%), to Ps. 136 million for 2011, from Ps. 116 million in 2010, mainly corresponding to mixed-ownership companies in Venezuela. See “—Analysis of Share of Profit of Equity Accounted Investees.”

Refining and Distribution

Net sales: Net sales for the Refining and Distribution business segment increased by Ps. 432 million, or 6.3%, to Ps. 7.3 billion in 2011 from Ps. 6.8 billion in 2010, mainly as a consequence of the partial recovery in average sales prices pursuant to applicable regulations in 2011, with 25% to 30% rises in refined products, which recovery was partially offset by the effect of lower sales volumes as a consequence of the sale in 2011 of our San Lorenzo refinery and the associated fuel sales network.

Processed crude oil volumes at the refineries decreased by 7.7 million barrels, from 20.9 million barrels in 2010 to 13.2 million barrels in 2011, mainly as a consequence of the sale of our San Lorenzo refinery, which had accounted for processed crude oil volumes of 11.9 million barrels in 2010 and 3.4 million barrels in 2011 (through April 30, 2011). Crude oil volumes processed at our Bahía Blanca refinery increased 10.4% to 9.8 million barrels in 2011 from 8.9 million barrels in 2010, consistent with an increased market demand for relevant products.

Crude oil sales to third parties increased by Ps. 496 million, or 180.4%, to Ps. 759 million in 2011 from Ps. 271 million in 2010, mainly due to a 112% rise in sales volumes, as a result of the sale of crude oil inventories held at our San Lorenzo refinery at the moment of its sale and, to a lesser extent, a 32% improvement in average sales prices, consistent with international reference prices.

In 2011, total sales volumes of refined products decreased 26.9% compared to 2010, to 2,896 thousand cubic meters from 3,935 thousand cubic meters. These lower sales volumes are principally attributable to the sale in 2011 of our San Lorenzo refinery and the associated fuel sales network.

In 2011, sales volumes of diesel oil, gasoline, fuel oil, and IFOs and other related oil products totaled 1,091 thousand cubic meters, 739 thousand cubic meters, 522 thousand cubic meters and 525 thousand cubic meters, respectively.

In 2010, sales volumes of these same products totaled 1,527 thousand cubic meters, 718 thousand cubic meters, 733 thousand cubic meters and 706 thousand cubic meters, respectively.

Gross profit: Gross profit for the Refining and Distribution business segment declined by Ps. 58 million, or 8.1%, to Ps. 659 million in 2011 from Ps. 717 million in 2010, as a consequence of the sale in 2011 of our San Lorenzo refinery and the associated fuel sales network. Partial increases in sales prices in 2011 were not enough to offset the rise in crude oil acquisition cost during the year. As a result, our margin on sales decreased to 9.1% in 2011 from 10.5% in 2010.

Administrative and selling expenses: Administrative and selling expenses decreased by Ps. 26 million (or 5.4%), to Ps. 454 million in 2011, from Ps. 480 million in 2010, primarily due to lower expenses as a result of the sale of our San Lorenzo refinery and the associated fuel sales network.

Other operating expenses, net: Other operating expenses, net, decreased by Ps. 175 million (or 88.8%) in 2011, to Ps. 22 million compared to Ps. 197 million in 2010, mainly as a result of losses in 2010 of Ps. 209 million from impairment on the San Lorenzo refinery and the associated fuel sales network.

Share of profit of equity accounted investees: Gains resulting from our share of profit of equity accounted investees increased by Ps. 13 (or 24.1%), to Ps. 67 for 2011, from Ps. 54 in 2010, which increase was mainly due to Refinor. See “—Analysis of Share of Profit of Equity Accounted Investees.”

Petrochemicals

Net sales: Net sales for the Petrochemicals business segment increased by Ps. 443 million, or 33%, to Ps. 1.8 billion in 2011 from Ps. 1.3 billion in 2010, mainly as a result of a 28.1% improvement in average sales prices and, to a lesser extent, a 4.1% increase in sales volumes, which totaled 218.1 thousand tons in 2011 and 209.6 thousand tons in 2010.

In 2011, consistent with the performance of international reference prices, average sales prices in the styrene, polystyrene and synthetic rubber lines increased approximately 25%, 19% and 45%, respectively.

Performance of the main styrenic products in 2011 was as follows:

(a) Styrene sales volumes totaled 81.1 thousand tons, accounting for a 10% increase compared to the previous year, mainly due to the growth in demand in connection with construction activities, and increased exports, especially to Brazil.

(b) Sales volumes of BOPS totaled 9.2 thousand tons, accounting for a 16% decline compared to sales volumes in 2010, as a consequence of labor strikes that affected production and delivery in the first quarter of 2011 and an unscheduled plant shutdown in October 2011.

(c) Polystyrene sales volumes decreased 2% compared to 2010, totaling 53.9 thousand tons, mainly due to lower product availability as a result of labor strikes that affected production and delivery in the first quarter of 2011.

(d) Synthetic rubber sales volumes totaled 46.8 thousand tons, accounting for a 3% increase compared to 2010, mainly due to an increase in domestic sales as a result of the improved activity level in the tires, shoes and auto-parts markets.

Gross profit: Gross profit for the Petrochemicals business segment increased by Ps. 64 million, or 40%, to Ps. 224 million in 2011 from Ps. 160 million in 2010, as a result of the improvement in average sales prices mentioned above. Our gross margin on sales was 12.5% and 11.9%, in 2011 and 2010, respectively, due to the fact that the increase in the costs of raw materials offset the above mentioned improvements in sales prices.

Administrative and selling expenses: Administrative and selling expenses increased by Ps. 4 million (or 7.5%), to Ps. 57 million during 2011, from Ps. 53 million in 2010.

Other operating income (expenses), net: Other operating income (expenses), net, accounted for a loss of Ps. 27 million in 2011, compared to a gain of Ps. 30 million during 2010. Losses for 2011 reflect Ps. 23 million in expenses attributable to water and soil remediation and waste disposal works.

Gas and Energy

Gross profit: Gross profit for the Gas and Energy business segment rose Ps. 146 million, or 38.5%, to Ps. 525 million in 2011 from Ps. 379 million in 2010, mainly due to improvements in margins for the marketing and transportation of gas and electricity generation operations.

Administrative and selling expenses: Administrative and selling expenses decreased by Ps. 9 million (or 34.6%), to Ps. 17 million during 2011, from Ps. 26 million in 2010.

Other operating income (expenses), net: Other operating income (expenses), net, increased by Ps. 7 million (or 22.6%), to Ps. 38 million during 2011, from Ps. 31 million in 2010.

Share of profit of equity accounted investees: Our share of profit of equity accounted investees amounted to a gain of Ps. 33 million in 2011, compared to a loss of Ps. 35 million in 2010. This improvement is mainly attributable to our investments in CIESA/TGS and Distrilec/EDESUR. See “—Analysis of Share of Profit of Equity Accounted Investees.”

Electricity Generation

Net sales: Net sales for the Electricity Generation business segment increased by Ps. 263 million, or 22.6%, to Ps. 1.5 billion in 2011 from Ps. 1.2 billion in 2010, mainly due to an increased delivery level at Genelba Plus and an improvement in average sales prices in the Genelba combined cycle, as a result of the recognition of higher maintenance and operation costs and the increase in power price in connection with the implementation of the agreement between generators and the SE.

Net sales attributable to Genelba power plant increased by Ps. 171 million, or 23.5%, to Ps. 889 million in 2011 from Ps. 718 million in 2010. The increase in sales derived from an improvement in sales prices, which was partially offset by a decrease in sales volumes. Average sales price increased 26.7% to Ps. 168.1 per MWh in 2011 from Ps. 132.7 per MWh in 2010. Electricity sales for 2011 decreased 7.4% to 4,662 GWh from 5,036 GWh in 2010, principally due to scheduled maintenance works performed during 2011. Within this context, this power plant’s availability factor and its plant factor were 98.8% and 87.1% in 2011 and 91.6% and 83% in 2010, respectively.

Sales attributable to Genelba Plus rose by Ps. 100 million, or 29.8%, to Ps. 436 million in 2011 from Ps. 336 million in 2010. The increase in sales was principally attributable to a rise in sales volumes to 1,174 GWh from 793 GWh and an improved hiring level. This power plant’s availability factor was 99.2% and 99.94% and its plant factor was 78.5% and 74% in 2011 and 2010, respectively.

Net sales attributable to HPPL decreased by Ps. 3 million, or 2.2%, to Ps. 131 million in 2011 from Ps. 134 million in 2010, as a consequence of a slight decrease in sales volumes of 3.4%, to 985 GWh in 2011 from 1,020 GWh in 2010, due to reduced water flows in the Comahue basin. Average sales prices improved 1.5% to Ps. 131.5 per MWh in 2011 from Ps. 129.5 per MWh in 2010.

Gross profit: Gross profit for the Electricity Generation business segment rose by Ps. 93 million, or 34.7%, to Ps. 370 million in 2011 from Ps. 274 million in 2010 as a consequence of the positive contribution by Genelba power plant and improved average sales prices. Along these lines, our gross margin on sales attributable to all power plants rose to 25.4% in 2011 from 23.1% in 2010.

Marketing and Transportation of Gas

Net sales: Sales revenues increased by Ps. 214 million, or 18.1%, to Ps. 1.4 billion in 2011 from Ps. 1.2 billion in 2010, mainly as a consequence of an increase in revenues from gas and liquid fuel sales. Gas and LPG brokerage services totaled Ps. 23 million in 2011 and Ps. 20 million in 2010.

Gas sales revenues increased by Ps. 125 million, or 15.7%, to Ps. 936 million in 2011 from Ps. 807 million in 2010, mainly due to a 15.5% increase in average sales prices as a consequence of a change in the customers mix, with an increased share of customers whose prices are higher than market average prices, and the sale of non-conventional gas production from the El Mangrullo area, at the Gas Plus price. Daily sales volumes were similar in both years, totaling 313 million cubic feet in 2011 and 312 million cubic feet in 2010.

Liquid fuel sales revenues rose by Ps. 85 million, or 24.5%, to Ps. 437 million in 2011 from Ps. 352 million in 2010, mainly due to a 22% recovery in average sales prices pursuant to applicable regulations, mainly for exports, consistent with international reference prices and, to a lesser extent, a 2.7% increase in sales volumes to 219 thousand tons in 2011 from 213.2 thousand tons in 2010.

Gross profit: Gross profit increased by Ps. 62 million, or 67.7%, to Ps. 155 million in 2011 from Ps. 93 million in 2010. Our gross margin on sales increased to 11.1% in 2011 from 7.9% in 2010, mainly as a consequence of the recovery in sales prices pursuant to applicable regulations mentioned above.

ANALYSIS OF SHARE OF PROFIT OF EQUITY ACCOUNTED INVESTEES

The table below shows the Company’s share of profit of equity accounted investees for 2011 and 2010.

	For the year ended December 31,
	2011	2010
	(in millions of pesos)
CIESA	121	(18)
Distrilec S.A.	(90)	(17)
Mixed-ownership companies in Venezuela	(176)	(154)
Petrolera Entre Lomas S.A.	40	33
Refinería del Norte S.A.	67	54
Others	2	5

Total	(36)	(97)

Losses resulting from our share of profit of equity accounted investees decreased by Ps. 61 million in 2011, to Ps. 36 million in 2011 from Ps. 97 million in 2010, as a consequence of improved results at CIESA and, to a lesser extent, improved results at Refinor and PELSA. These effects were partially offset by negative results at Distrilec in 2011.

CIESA / TGS: In 2011, our share of profit of equity in CIESA accounted for a gain of Ps. 121 million, compared to a loss of Ps. 18 million in 2010. This improvement is mainly attributable to the positive effects from reversal during 2011 of allowances on deferred assets recorded at CIESA, resulting in the recognition of a Ps. 118 million gain. In addition, this gain is attributable to improved operating results of TGS, which were partially offset by the negative effects of a higher devaluation of the peso against the dollar, which resulted in increased exchange losses in connection with CIESA’s debt, which was mostly denominated in foreign currency.

Distrilec / EDESUR: Our share of profit of equity in Distrilec accounted for losses of Ps. 90 million and Ps. 17 million in 2011 and 2010, respectively, as a consequence of the negative effects in 2011 of higher operating costs, principally attributable to increases in the average prices and volumes of electric power purchased, greater expenses for the Energy Plus Program, greater expenses relating to salaries and tariffs for hired services, and a rise in administrative and selling expenses in 2011 due to increases in salaries and hired services.

Mixed-ownership companies in Venezuela: Our share of profit of equity in mixed-ownership companies in Venezuela accounted for losses of Ps. 176 million and Ps. 154 million in 2011 and 2010, respectively, which included writedowns of Ps. 281 million and Ps. 212 million in 2011 and 2010, respectively.

PELSA: Gains resulting from our share of profit of equity in PELSA increased by Ps. 7 million to Ps. 40 million in 2011 from Ps. 33 million in 2010. This improvement is mainly attributable to the positive effects of an increase in sales, mainly as a consequence of an improvement in crude oil and natural gas average sales prices, which effects were partially offset by higher operating costs associated with increased hydrocarbon sales and higher depreciation charges resulting from increased investments.

Refinor: Gains resulting from our share of profit of equity in Refinor increased by Ps. 13 million to Ps. 67 million in 2011 from Ps. 54 million in 2010. This improvement is mainly attributable to the positive effects of an increase in sales prices, both in the domestic market and for exports.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Changes in facts and circumstances or discovery of new information may result in revised estimates and actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The following summary provides more information about the critical accounting policies that could have a significant impact on our results and should be read in conjunction with the Notes to our audited consolidated financial statements. Our accounting policies are more fully described in Note 2 to our audited consolidated financial statements.

Estimates of Oil and Gas Reserves

Evaluations of oil and gas reserves are important for the effective management of upstream assets. They are used to make investment decisions about oil and gas properties. Oil and gas reserves quantities are also used as the basis for calculation of unit-of-production rates for depreciation of the related oil and gas assets and evaluation for impairment of our investments in upstream assets.

Estimates of oil and gas reserves have been prepared in accordance with Rule 4-10 of Regulation S-X, promulgated by the SEC.

“Reserves” means oil and gas volumes that are economically producible, in the areas where the Company operates or has a (direct or indirect) interest and over which the Company has exploitation rights, including oil and gas volumes related to those service agreements under which the Company has no ownership rights over the reserves or the hydrocarbons obtained, and those estimated to be produced for the contracting company under service contracts.

There are numerous uncertainties in estimating proved reserves and future production profiles, development costs and prices, including several factors beyond the producer’s control. Reserves engineering is a subjective process of estimating underground accumulations involving a certain degree of uncertainty. Reserves estimates depend on the quality of the available engineering and geological data as of the estimation date and on the interpretation and judgment thereof.

Reserves estimates are adjusted when so justified by changes in the evaluation criteria, or at least once a year. These reserves estimates have considered the estimations of oil and gas consulting professionals.

Downward revision in our reserves estimates may result in: (a) higher depreciation and depletion charges in future periods, and/or (b) an immediate write-down of an asset’s book value. If, on the other hand, the oil and gas reserves quantities were to be revised upward, our per barrel depreciation and depletion expense would be lower. Changes in proved oil and gas reserves will also affect the standardized measure of discounted cash flows presented under Item 18 of Form 20-F.

Impairment of Assets

Property, plant and equipment

As of December 31, 2012, our property, plant and equipment, net of accumulated depletion, amounted to Ps. 8.5 billion.

Our management assesses the recoverability of property, plant and equipment items whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The book value of property, plant and equipment asset is adjusted down to its recoverable value if its carrying amount exceeds the latter.

From a regulatory standpoint, recoverable value is defined as the higher of (i) fair value less selling costs and (ii) value in use, the latter being defined as the addition of the discounted expected net cash flows that arise as a direct result of the use and eventual final disposition of the assets. To such end, among other elements, the premises that represent the best estimate made by management of the economic conditions that will prevail throughout the useful life of the assets are considered.

For the purpose of assessing recoverability of non-financial assets, assets are grouped at the lowest levels for which there are individually identifiable cash flows (cash generating units). For this purpose, each associated company and each jointly controlled company is considered a cash generating unit.

Discount rates used to calculate the value in use are the respective weighted average cost of capital (“WACC”). For each asset or cash generating unit a specific WACC is determined that considers the business segment and the country conditions where the operations are performed.

In subsequent periods, reversal of an impairment charge is evaluated if there are changes in the assumptions used to determine the asset recoverable value. In such a case, the book value of the asset or cash generating unit is written up to the lower of: (a) the book value that the asset or cash generating unit would have had if the impairment had never been recognized; and (b) its recoverable value.

As of December 31, 2012, 2011, and 2010, the Company did not recognize any impairment charge on property, plant and equipment.

Equity investees

We estimate fair value for the measurement of the Company’s equity investees during certain impairment tests. When the Company is required to measure fair value, and there is not a market observable price for the asset or liability, or a market observable price for a similar asset or liability, we generally utilize an income valuation approach. This approach utilizes management’s best assumptions regarding expectations of projected cash flows, and discounts the expected cash flows using a commensurate risk adjusted discount rate. Such evaluations involve a significant amount of judgment since the results are based on expected future events or conditions, such as: sales prices; estimates of future oil and gas production or throughput; development and operating costs and the timing thereof; economic and regulatory climates; and other factors. The Company’s estimates of future net cash flows are inherently imprecise because they reflect management’s expectation of future conditions that are often outside of management’s control. The assumptions used for fair value measurement are consistent with the ones developed for our planning and budgeting processes and our capital investment decisions.

In 2012, 2011 and 2010, for example, the Company recognized impairment charges for its equity investees that are mixed-ownership companies in Venezuela totaling Ps. 260 million, Ps. 281 million and Ps. 212 million, respectively.

Successful Efforts Method of Accounting and Well Abandonment Liabilities

We use the successful efforts method of accounting for our oil and gas exploration and production activities. This method involves the capitalization of: (i) the cost of acquiring properties in oil and gas exploration and production areas: (ii) the cost of drilling and equipping exploratory wells that result in the discovery of commercially recoverable reserves; (iii) the cost of drilling and equipping development wells, and (iv) the estimated future costs of well abandonment and restoration.

According to the successful efforts method of accounting, exploration costs, excluding exploratory well costs, are expensed during the period in which they are incurred. Drilling costs of exploratory wells are capitalized until determination is made on whether the drilling resulted in proved reserves that justify the commercial development. If reserves are not found, such drilling costs are expensed. Occasionally, an exploratory well may determine the existence of oil and gas reserves but the reserves cannot be classified as proved when drilling is complete. In those cases, in accordance with ASC Topic 932, such costs continue to be capitalized insofar as the well has permitted determination of the existence of sufficient reserves to warrant its completion as a production well and we are making sufficient progress in evaluating the economic and operating feasibility of the project. Expenses for unsuccessful wells totaled Ps. 167 million, Ps. 296 million and Ps. 87 million in 2012, 2011 and 2010, respectively. As of December 31, 2012, we maintained capitalized exploratory well costs amounting to Ps. 116 million.

Estimated future well abandonment and restoration costs in hydrocarbons areas, discounted at a current rate, are capitalized in the cost of the assets and depreciated using the units of production method. Additionally, a liability at the estimated value of the discounted amounts payable is recognized. Well abandonment liabilities when operations cease give rise to the estimation of time and amount of abandonment costs by the Company’s management. Technology, costs and political, environmental, safety and public relations considerations constantly change and may give rise to differences between actual future costs and estimates.

Contingencies

The Company is subject to various claims, lawsuits and other legal proceedings that arise during the ordinary course of its business. Our liabilities with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, our management reviews the status of each contingency and assesses the potential financial liabilities, for which it develops the estimates mainly with the assistance of legal advisors.

Contingencies include outstanding lawsuits or claims for possible damages caused to third parties in the ordinary course of the Company’s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

The Company evaluates whether there would be additional expenses directly associated with the ultimate resolution of each contingency, which are to be included in a provision if they are reasonably estimable. If the assessment indicates that a potential loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Changes in the facts or circumstances related to these types of contingencies, as well as the future outcome of these disputes, can have a significant effect on the amount of provisions for contingencies recorded. As of December 31, 2012, contingent liabilities in our financial statements (including those current and non-current) amounted to Ps. 260 million.

Environmental costs

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in safety; (b) the risk of environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book value (which considers those costs) of such assets does not exceed their respective recoverable value.

Liabilities related to future remediation costs are recorded when, on the basis of environmental assessments, such liabilities are probable to materialize, and costs can be reasonably estimated. The actual recognition and amount of these provisions are generally based on the Company’s commitment to an action plan, such as an approved remediation plan or the sale or disposal of an asset. The provision is recognized on the basis that a future remediation commitment will be required.

The Company measures liabilities based on its best estimation of present value of future costs, using currently available technology and applying current environmental laws and regulations as well as the Company’s own internal environmental policies.

Changes in the facts or circumstances related to these types of liabilities may give rise to differences between actual future costs and estimates. As of December 31, 2012, reserves for environmental remediation (including those current and non-current) amounted to Ps. 303 million.

LIQUIDITY AND CAPITAL RESOURCES

The default on Argentine sovereign debt at the end of 2001, the global financial crisis and related decline in global stock markets as well as the insolvency of major financial institutions toward the end of 2008, and the current global economic slowdown, among other factors, have all significantly limited the ability of Argentine companies to access international financial markets at reasonable cost and conditions. See “Item 3. Key Information—Risk Factors.”

Our ability to execute and carry out our strategic business plan depends upon our ability to obtain financing at a reasonable cost and on reasonable terms.

In previous years, we had regularly obtained financing from the private pension fund system in Argentina, which had been a significant participant in the domestic capital market and a subscriber of issuances of our debt. However, in November 2008 the Argentine Congress enacted a law eliminating the private pension system, mandating that funds administered by the AFJP, be transferred to a new administrator, the ANSES. The nationalization of private pension funds and the transfer of their assets to a state-run administrator led to a decline in liquidity in the local capital markets, and further limited the sources of financing for Argentine companies, including us.

In response to the limited availability of financing for Argentine companies, we closely monitor our liquidity levels in order to ensure compliance with our financial obligations and achieve our profitability objectives. Along these lines, and as a guiding principle, financial solvency is the foundation on which sustainable development of our businesses is built.

Pursuant to these strategic guidelines, we seek to:

•	Design a capital structure consistent with industry standards adaptable to the financial markets in which we operate.

•	Maintain a liquidity level – invested in financial assets with high credit quality—that allows us to meet our obligations.

•	Maintain a debt maturity profile consistent with projected cash generation.

•	Efficiently manage borrowing costs.

Adhering to these guidelines will enable us to treat financial management as a key element in the value-creation process.

Financial management highlights for the 2012 fiscal year include:

•	Punctual payment of all of our financial obligations, maintaining a level of financial indebtedness of approximately U.S.$509 million, as of December 31, 2012.

•	Continued implementation of our capital expenditures plan, including consummating our acquisition of PELSA without increasing our level of indebtedness.

The most significant factors generally affecting our cash flow from operating activities are: fluctuations in prices for crude oil and oil related products; fluctuations in production levels and demand for our products; fluctuations in margins in the Refining and Distribution and Petrochemicals business segments; changes in regulations, such as taxes, taxes on exports, changes in royalty payments and price controls; fluctuations in exchange and interest rates; and our oil and gas reserves replacement capacity.

Analysis of Liquidity and Capital Resources

The table below reflects our statements of cash flow for the fiscal years ended December 31, 2012, 2011 and 2010 under IFRS. Amounts are stated in millions of pesos.

	For the year ended December 31,
	2012	2011	2010
Cash and cash equivalents at the beginning of the year	1,192	2,113	933
Net cash provided by operations	2,902	1,695	2,540
Net cash (used in) generated by investing activities	(2,579)	(772)	609
Net cash used in financing activities	(312)	(1,931)	(2,037)
Effect of exchange rate changes on cash	57	87	68

Cash and cash equivalents at the end of the year	1,260	1,192	2,113

Cash

As of December 31, 2012, 2011 and 2010, cash and cash equivalents were Ps. 1.3 billion, Ps. 1.2 billion and Ps. 2.1 billion, respectively.

Our goal is to maintain excess cash primarily in short-term investments to ensure adequate liquidity levels. We primarily invest in money market mutual funds, overnight deposits and term deposits.

On October 25, 2011, the Argentine government issued Decree No. 1,722/11 providing that all foreign currency revenues obtained from exports made by mining and oil and gas companies must be repatriated and sold within the local foreign exchange market, which is the general regime applicable to revenues generated by Argentine exports. Prior to the issuance of this decree, companies engaged in exploration and development of hydrocarbons benefited from a special regime that allowed them to retain overseas up to 70% of the proceeds of certain exports. This decree requires PESA to repatriate and sell in the local foreign exchange market all of its export proceeds.

Subsequently, during April and May 2012, Resolutions No. 142/12 and No. 231/12 issued by the Ministry of Economy, and Communication “A” 5300 issued by the Central bank provided for a reduction in the period of time during which the exchange into local currency of all foreign exchange proceeds from exports must be performed. See “Item 3. Key Information—Risk Factors—Factors Relating to Argentina—Government intervention in the Argentine economy could adversely affect our results of operations or financial condition,” “Item 3. Key Information—Exchange Rates,” “Item 3. Key Information—Exchange controls” and “Item 5. Operating and Financial Review and Prospects—Description of Indebtedness.”

Operating Activities

Net cash from operations totaled Ps. 2.9 billion in 2012, Ps. 1.7 billion in 2011 and Ps. 2.5 billion in 2010.

Net cash from operations increased by Ps. 1.2 billion (or 71.2%), to Ps. 2.9 billion in 2012, from Ps. 1.7 billion in 2011, mainly as a result of an improvement in gross profit, which was partially offset by a decrease in dividends collected and increased income tax payments, consistent with our improved results for the year 2012.

Net cash from operations decreased by Ps. 845 million (or 33.3%), to Ps. 1.7 billion in 2011, from Ps. 2.5 billion in 2010, mainly as a result of a decline in operating income and, to a lesser extent, the discontinuation of our styrenics business in Brazil, which had accounted for Ps. 297 million of our cash generation in 2010. These negative effects were partially offset by a Ps. 132 million reduction in interest payments, resulting from the Company’s debt reduction.

Investing Activities

Net cash used in investing activities totaled Ps. 2.6 billion in 2012 and Ps. 772 million in 2011, and net cash generated by investing activities totaled Ps. 609 million in 2010, as detailed in the table below. Amounts are stated in million of pesos:

	2012	2011	2010
Divestments	108	1,015	1,685
Capital expenditures	(2,999)	(1,763)	(1,046)
CIESA’s debt restructuring	195	—	—
Discontinued operations	—	(77)	(40)
Other	117	53	10

Net cash (used in) generated by investing activities	(2,579)	(772)	609

The Ps. 1.8 billion increase in cash used in such activities in 2012 is mainly due to increased capital expenditures and reduced cash from divestments. The result for 2011 was mainly attributable to the receipt of proceeds from the sale of Innova in March 2011.

In 2012, CIESA’s financial debt restructuring process was successfully completed and accounted for cash of Ps. 195 million.

The Ps. 1.4 billion increase in 2011 in cash used in investing activities was mainly due to increased capital expenditures and reduced cash from divestments, which totaled Ps. 938 million in 2011, mainly resulting from the sale of Innova in March 2011, compared to Ps. 1.6 billion in 2010, resulting from the sale of our 60% interest in PVIE in April 2009.

The table below reflects total capital expenditures net of divestments, in millions of pesos:

	2012	2011	2010
– Oil and Gas Exploration and Production	2,725	1,420	775
– Petrochemicals	60	42	18
– Refining and Distribution	192	161	130
– Gas and Energy	14	127	115
– Corporate	8	13	8

Total capital expenditures	2,999	1,763	1,046
– Divestments	(108)	(938)	(1,645)

Total net capital expenditures	2,891	825	(599)

•	Oil and Gas Exploration and Production

Capital expenditures in the Oil and Gas Exploration and Production business segment totaled Ps. 2.7 billion, Ps. 1.4 billion and 775 million in 2012, 2011 and 2010, respectively. The higher capital expenditures in 2012 are mainly attributable to acquisition of an additional 39.671% equity interest in PELSA, for an amount of U.S.$249.4 million. As a result of this transaction, a cash application of Ps. 1,005 million was recognized and is shown net of cash available in PELSA at the time of the acquisition. In addition, capital expenditures in 2012 include Ps. 253 million attributable to consolidation of PELSA’s operations as from June 1, 2012.

During 2012, 2011 and 2010, capital expenditures were mainly focused on improving the basic production curve, on exploration activities and on development of non-conventional gas reserves for shale oil and shale gas. Main expenditures included well drilling, expansion of secondary recovery projects and expansion of surface facilities and compression systems.

Investments were focused on Argentina, primarily in seismic surveys and drilling. In 2012, our investment plan involved drilling of 54 producing and injection wells and repair of 90 wells, mainly in the Neuquén basin, in the Puesto Hernández, Medanito, El Mangrullo, Sierra Chata, Aguada de la Arena and Río Neuquén areas. In the Austral basin, start-up of a new crude oil treatment plant took place in the Estancia Agua Fresca area in 2011, which allowed us to increase crude oil processing capacity in that area.

•	Refining and Distribution

Capital expenditures in the Refining and Distribution business segment totaled Ps. 192 million, Ps. 161 million and Ps. 130 million during 2012, 2011 and 2010, respectively.

During 2012 and the fourth quarter of 2011, we continued to undertake comprehensive maintenance projects at our Ricardo Eliçabe Refinery with a view to maintaining the mechanical integrity of its units, reliability and efficiency.

In 2012 and 2011, the Company continued with the implementation of its Refining Quality Adjustment Project in Bahía Blanca in order to meet fuel quality specifications set by Argentine law in terms of sulphur contents.

In addition, investments were made at the Dock Sud Plant in operational improvements relating to logistics matters.

•	Petrochemicals

In the Petrochemicals business segment, capital expenditures totaled Ps. 60 million, Ps. 42 million and 18 million in 2012, 2011 and 2010, respectively.

During 2012, the Company made investments at the Puerto General San Martín plant, mainly directed toward upgrading its operating efficiency and improving storage and delivery facilities.

During 2011, we made investments in works to retrofit the synthetic rubber plant to support production of polymers that meet new European regulatory requirements.

•	Gas and Energy

In the Gas and Energy business segment, capital expenditures totaled Ps. 14 million, Ps. 127 million and Ps. 115 million in 2012, 2011 and 2010, respectively.

The higher investments in 2011, were mainly attributable to authorization for commercial operations of the Ecoenergía power plant and major maintenance and extension of useful life of gas and steam turbines in the Genelba combined cycle.

Financing Activities

Net cash used in financing activities totaled Ps. 312 million, Ps. 1.9 billion, and Ps. 2.0 billion, in 2012, 2011 and 2010, respectively, as detailed in the table below in millions of pesos:

	2012	2011	2010
– Long-term debt payments	(85)	(1,747)	(1,374)
– Short-term debt financing, net	2	(5)	(113)
– Dividends paid	(229)	(183)	(275)
– Discontinued operations	—	4	(274)
– Other	—	—	(1)

	(312)	(1,931)	(2,037)

We paid long-term debt in the amount of Ps. 85 million, Ps. 1.7 billion and Ps. 1.4 billion in 2012, 2011 and 2010, respectively.

•

Increased application of cash in 2011 was mainly attributable to the payment of long-term debt in the amount of Ps. 1.7 billion, of which Ps. 810 million, Ps. 579 million and Ps. 358 million corresponded to loans owed to Petrobras Internacional—Braspetro B.V., bank financing and Class N Notes under the global notes program of Petrobras Argentina, respectively.

•	In 2010, we paid at maturity our Class I and Class H Notes under our U.S.$2.5 billion global notes program (which expired in May 2008) in an aggregate amount of Ps. 1.4 billion.

The financing activities of Innova are reflected in the discontinued operations line item for the year 2010.

In addition, we paid cash dividends in the amount of Ps. 211 million, Ps. 183 million and Ps. 275 million in 2012, 2011 and 2010, respectively. In 2012, dividends paid included Ps. 18 million attributable to non-controlling interest.

The Company’s shareholders’ meeting held on March 29, 2012 resolved to capitalize retained earnings in an amount of Ps. 1,009 million through the issuance of 1,009,618,410 common shares with a nominal value of Ps. 1 each and entitled to one vote per share. On September 4, 2012, the CNV and the Buenos Aires Stock Exchange authorized the issuance and registration of such shares. This partial capitalization of retained earnings of the Company had the effect of doubling the number of our Class B shares outstanding.

DESCRIPTION OF INDEBTEDNESS

All of our financial debt and the debt of our main affiliates is denominated in U.S. dollars. The description that follows describes the indebtedness of PESA and its consolidated subsidiaries.

As of December 31, 2012, 2011 and 2010, total indebtedness totaled Ps. 2.7 billion, 2.2 billion and Ps. 4.0 billion, respectively, as detailed in the table below:

	2012	2011	2010
Short-term debt:
– Bonds	1,008	24	367
– Related companies	—	—	21
– Financial institutions	100	16	196

	1,108	40	584

Long-term debt:
– Bonds	1,469	2,144	1,984
– Related companies	—	—	795
– Financial Institutions	89	38	624

	1,558	2,182	3,403

Total indebtedness	2,666	2,222	3,987

As of December 31, 2012, an aggregate principal amount of U.S.$500 million of our Obligaciones Negociables Serie R due 2013 (the “Series R Notes”) and our Obligaciones Negociables Serie S due 2017 (the “Series S Notes”), each issued under our U.S.$2.5 billion global note program that expired in May 2008, remained outstanding.

Our Series R Notes, issued for a total nominal amount of U.S.$200 million, accrue interest at a 9.375% annual rate and mature in October 2013.

Our Series S Notes, issued for a total nominal amount of U.S.$300 million, accrue interest at a 5.875% annual rate and mature in May 2017. Under the documentation governing the Series S Notes, if a change of control (as defined therein) occurs, we must make an offer to repurchase from the holders any and all outstanding Series S Notes at a purchase price equal to 101% of the aggregate principal amount of such notes outstanding, plus any accrued and unpaid interest thereon, through the purchase date. Our Series S Notes have the benefit of a credit enhancement pursuant to a standby purchase agreement entered into by Petrobras, pursuant to which, in the case of a default by us in the payment of principal, interest or any other amounts owed under the Series S Notes, Petrobras would be obligated to purchase from the holders of such notes, at their face value, all rights to receive payments arising thereunder.

The proceeds from the issuances of these notes were used to refinance liabilities, increase working capital, make capital expenditures in Argentina or make capital contributions to affiliates.

In addition, in August 2008, the CNV authorized a new global corporate note program for the Company for an outstanding maximum principal amount of U.S.$1 billion or its equivalent in other currencies, maturing within a 5-year term or the maximum term that may be established by any applicable regulation in the future. As of the date of this Annual Report, no notes have been issued under this global corporate note program, which is set to expire in August 2013. On March 21, 2013, our special shareholders’ meeting approved the establishment of a new corporate notes program for an outstanding principal amount not to exceed U.S.$ 500 million or its equivalent in other currencies, and delegated to the Board of Directors the ability to perform the procedures required to obtain approval from the CNV relating to such program. As of the date of this Annual Report, the Company is preparing the information to be submitted to the CNV for its authorization of this program.

The following table represents our debt maturity profile as of December 31, 2012:

	1 year	2 years	3 years	4 years	5 or more years	Total
Millions of pesos	1,108	64	25	—	1,469	2,666

On June 9, 2005, the Argentine government issued Decree No. 616/05, requiring that any cash inflow to the domestic market derived from foreign loans to the Argentine private sector shall have a maturity for repayment of at least 365 days as from the date of the cash inflow. In addition, at least 30% of the amount must be deposited with domestic financial institutions. This deposit (1) must be registered, (2) must be non-transferable, (3) must be non-interest bearing, (4) must be made in U.S. dollars, (5) must have a term of 365 days and (6) cannot be used as security or collateral in connection with other credit transactions. Export and import financing and primary public offerings of corporate bonds listed on self-regulated markets are exempt from the foregoing provisions, among others. This decree may limit our ability to finance our operations through new loans (whether granted by Petrobras, any Petrobras related entity, our subsidiaries outside Argentina or any other foreign financial institution).

Under Central Bank Communication “A” 4860, issued on October 30, 2008, export collections required to be transferred and settled in the local exchange market must be transferred within a ten working day term to foreign offices of local financial institutions, except for export collections applied to the payment of export pre-financings granted by financial institutions outside Argentina. Under this requirement, the time frame to bring foreign currency into Argentina from certain export collections is reduced, posing a restriction on the term and amount of some of our sources of financing.

On October 25, 2011, the Argentine government issued Decree No. 1,722/11, providing that all foreign currency revenues obtained from exports made by mining and oil and gas companies must be repatriated and sold within the local foreign exchange market, which is the general regime applicable to export revenues generated by Argentine exports. Prior to the issuance of Decree No. 1,722/11, companies engaged in exploration and development of hydrocarbons benefited from a special regime that allowed them to retain overseas up to 70% of the proceeds of certain exports. Therefore, we now have the obligation to repatriate all of our exports proceeds.

Under Central Bank Communication “A” 5300, issued on April 26, 2012, export collections must be sold in the Argentine foreign currency market within 15 days from receipt of such funds abroad.

These and other measures issued from time to time by the Argentine government may curtail our ability to finance our operations through new loans granted by our controlling shareholder, its subsidiaries outside Argentina or any other kind of lender. See “Item 3. Key Information—Risk Factors—Factors Relating to Argentina—Government intervention in the Argentine economy could adversely affect our results of operations or financial condition,” “Item 3. Key Information—Exchange Rates” and “Item 3. Key Information—Exchange Controls.”

Cross-Default Provisions

Our notes and other bank financings outstanding as of December 31, 2012 included cross-default provisions whereby, in the case of the notes, the trustee under the relevant notes may be instructed by the noteholders representing at least 25% of the related outstanding capital to declare, or in the cases of the bank financings, the relevant lender may declare, as the case may be, all the amounts owed thereunder to be due and payable if any of our or our significant subsidiaries’ debt is not paid when due, provided that those due and unpaid amounts exceed the higher of U.S.$25 million or 1% of PESA’s shareholders’ equity at the time such debt is due, and provided further that the default has not been eliminated or cured within 30 days after we have been served notice of the default.

In addition, our Series S Notes contain cross-default provisions that are triggered if the maturity of any indebtedness of Petrobras or of any of its material subsidiaries in a total aggregate principal amount of Ps. 100 million or more is accelerated. The Series S Notes also contain other customary event of default provisions relating to Petrobras. See “—Description of Indebtedness” and “—Liquidity and Capital Resources—Financing Activities.”

As of the date of this Annual Report, we have complied with all covenants and other terms and conditions under our loan agreements, corporate bonds and other financial indebtedness.

FUTURE CAPITAL REQUIREMENTS

PESA’s shareholders’ meeting held on March 21, 2013: (a) approved (i) an increase of Ps. 524 million in the reserve for future investments, in accordance with legal requirements based on the Company’s results during the 2012 fiscal year, (ii) the transfer to the legal reserve of Ps. 31 million, also in accordance with legal requirements based on the Company’s results during the 2012 fiscal year, (iii) a net decrease of Ps. 361 million in the reserve for future investments (consisting of an increase in the amount of Ps. 2,638 million and a decrease in the amount of Ps. 2,999 million) and (iv) an increase of Ps. 361 million in the reserve for future dividends; as well as (b) delegated to the Board of Directors the ability to determine the dividend distribution date and amount. As a result of the foregoing, as of the date of this Annual Report, the reserve for future dividends amounts to Ps. 1,050 million and the reserve for future investments amounts to Ps. 4,944 million.

We estimate that our capital expenditure requirements, debt payment obligations, dividends payments and working capital will be financed by cash from operations and, to a lesser extent, by new debt financings and possible divestments.

Our level of investments will depend on a variety of factors, many of which are beyond our control. These include the future price evolution of the commodities we sell, the behavior of energy demand in Argentina and in regional markets, the existence and competitive impact of alternative projects, the enforcement of regulations and changes in applicable regulations, taxes and royalties, and the political, economic and social situation prevailing in the countries where we operate.

•	Oil and Gas Exploration and Production

Our 2013 investment plan is consistent with reserves replacement and production goals, mainly in Argentina, and is primarily aimed at ensuring PESA’s sustainable growth.

Efforts will continue in the Neuquén basin to develop oil reserves through well drilling, and expansion of secondary recovery projects and of relevant surface facilities. In terms of gas production, we expect to carry out well drilling and workover campaigns. We will continue with the development of the El Mangrullo field and with the tight gas pilot project at the Punta Rosada formation in the Río Neuquén field, for the exploitation of low permeability non-conventional gas reservoirs by using cutting-edge technology.

Investments in the Austral basin will continue, focused on well drilling for the development and demarcation of oil reserves and on maintenance of the curve of injection to the gas pipeline.

Additionally, we will continue with the exploration study and investment program, including oil and gas non-conventional reservoirs.

As of December 31, 2012, we maintained investment commitments for approximately U.S.$9 million, which mainly included the execution of seismic surveys and exploratory wells perforation in the Río Colorado, Río Atuel, Los Vertices and Borde del Limay blocks, all located in Argentina.

•	Refining and Distribution

In 2013, investments will be focused on improving the operational reliability of our refining facilities as a whole. In addition, we will go forward with studies relating to the expansion of the Bahía Blanca refinery. Investments will also be made in connection with maintenance of Petrobras’ gas stations network.

•	Petrochemicals

At the Puerto General San Martín plant, investments will continue with a focus on reliability and maintenance projects associated with scheduled shutdowns, in order to achieve increased yield and safety in operating processes.

•	Gas & Energy

In the Gas and Energy business segment, our investments will continue to seek to secure self-supply of gas and at the same time develop profitable marketing alternatives. In addition, and within the framework of negotiations with authorities, we are currently evaluating projects aimed at increasing our thermoelectric generation capacity.

OFF-BALANCE SHEET TRANSACTIONS

Other than as described below, we do not have any off-balance sheet arrangements required to be disclosed by Item 5 of Form 20-F.

OCP Investment’s Letters of Credit

In order to guarantee compliance with the Company’s financial commitments under the Ship or Pay transportation agreement executed with OCP and a portion of OCP’s contractual obligations, we are required to procure letters of credit. These letters of credit are required to remain in effect until December 2018. As of December 31, 2012, we had procured letters of credit for a total amount of about U.S.$74 million, mainly related to the Ship or Pay transportation agreement. As the letters of credit expire, we must renew or replace them. Otherwise, we would have to deposit cash in amounts equal to our guarantee obligations, which would have a material adverse effect on our cash flows.

Other Guarantees

Our warranty bonds, sureties and guarantees as of December 31, 2012, 2011 and 2010, which are not disclosed individually in the notes to our audited consolidated financial statements, amount to Ps. 45 million, Ps. 18 million and Ps. 16 million, respectively.

In certain business operations in which PESA and its counterparties act as customers and suppliers, both sides have obtained guarantees (promissory bonds) in equivalent values, which as of December 31, 2012 amounted to Ps. 241 million.

CONTRACTUAL OBLIGATIONS

The following table summarizes certain contractual obligations as of December 31, 2012. The table does not include accounts payable.

For further information on our contractual commitments, please see Note 30 to our audited consolidated financial statements.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of pesos)
Debt Obligations (1)	2,666	1,108	89	—	1,469
Purchase Obligations
Long-term service agreement (2)	1,669	1,119	363	28	159
Petroleum services and materials (2)	3,318	2,031	1,174	113	—
Transportation capacity (3)	1,139	239	479	244	177
Gas purchase agreements for Genelba	60	60	—	—	—
Gasolines	8,828	1,338	1,214	1,214	5,062
Crude oil transportation agreement with OCP	380	97	135	106	42
Pension Plan	259	12	28	32	187

Total	18,319	6,004	3,482	1,737	7,096

(1)	Includes estimated interest payments accrued until December 31, 2012.
(2)	Prices are generally determined by formulas based on future market prices. Estimated prices used to calculate the monetary equivalent of these purchase obligations for purposes of the table are based on current market prices as of December 31, 2012 and may not reflect actual future prices. Accordingly, the peso amounts provided in this table with respect to these obligations are provided for illustrative purpose only.
(3)	Estimated price of Ps. 0.16 million per million cubic meters.

Debt Obligations. A description of our contractual obligations with respect to our debt obligations is set forth under “—Liquidity and Capital Resources – Description of Indebtedness.”

Long-Term Service Agreement. We have entered into a long-term service agreement with Siemens S.A. for the maintenance and repair of Genelba.

Petroleum services and materials. We have entered into several agreements with different oil and gas petroleum service providers in order to ensure the usual supply of services and materials in countries where we conduct oil and gas activities. The aforementioned contracts provide for the supply of services such as pulling services, work-over, perforation works, materials and others.

Transportation capacity. We have entered into firm gas transportation agreements to provide gas transportation services to our thermal power plant, Genelba. These contracts include firm clauses, which require us to meet our contractual obligations for the entire volume hired, even if no gas is transported. These contracts expire in 2019.

Gas Purchase Agreement for Genelba. Complementing the gas transportation agreements mentioned above, we have entered into natural gas supply agreements with Compañía General de Combustibles and Roch Consortium. Under these agreements, Compañía General de Combustibles and Roch Consortium will supply Genelba Plus and Genelba’s natural gas requirements in the event that such supply is not met internally, ensuring both thermal power plants’ abilities to meet their own contractual energy delivery commitments.

Crude Oil Transportation Agreement with OCP. We are party to an agreement with OCP related to oil transportation capacity of 80,000 barrels per day for a 15-year term starting November 10, 2003. This is a “Ship or Pay” transportation agreement. Therefore, the Company must comply with its contractual obligations for the aggregate committed capacity, regardless of the amount of crude oil actually transported, and pay, like the other producers, a rate that covers OCP operating costs and financial services, among others. As of December 31, 2012, related current and non-current liabilities relating to the outstanding Ship or Pay contract amount to Ps. 97 million and Ps. 283 million, respectively.

Pension Plans. A description of our contractual obligations with respect to our pension plans appears in Note 24 to the audited consolidated financial statements of PESA.

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

The table below sets forth the current composition of the Board of Directors, as approved by PESA’s general ordinary and special shareholders’ meeting held on March 21, 2013.

Name	Year of Appointment	Position	Term Expires
Paulo Cézar Amaro Aquino	2013	Chairman	2015
Jorge José Nahas Neto	2013	Vice Chairman	2014
José Raimundo Brandão Pereira	2009	Director	2014
Antonio Eduardo Monteiro de Castro	2012	Director	2014
Cedric Bridger	2004	Director	2013
Roberto Luis Monti	2003	Director	2013
Juan Fattobene	2011	Director	2013
Carlos Alberto da Costa	2010	Director	2015
Luis Miguel Sas	2003	Director	2015
Luiz Gustavo Primo de Siqueira	2013	Alternate Director	2015
Gustavo Tardin Barbosa	2011	Alternate Director	2014
Eduardo Autran de Almeida Junior	2010	Alternate Director	2014
Luciana Bastos de Freitas Rachid	2012	Alternate Director	2014
Luiz Alberto Gaspar Domingues	2013	Alternate Director	2015
Daniel Casal	2003	Alternate Director	2015
Alejandro Poletto	2008	Alternate Director	2013
David René Jacoby	2013	Alternate Director	2013

As approved by PESA’s general ordinary and special shareholders’ meeting held on March 21, 2013, alternate directors will fill any vacancy in the following order: Luiz Gustavo Primo de Siqueira to Paulo Cézar Amaro Aquino, Gustavo Tardin Barbosa to Jorge José Nahas Neto, Eduardo Autran de Almeida Junior to José Raimundo Brandão Pereira, Luciana Bastos de Freitas Rachid to Antonio Eduardo Monteiro de Castro, Luiz Alberto Domingues to Carlos Alberto da Costa, Daniel Casal to Luis Miguel Sas, Alejandro Poletto to Cedric Bridger or Roberto Luis Monti, and David René Jacoby to Juan Fattobene.

For the purpose of CNV Resolution No. 368, Cedric Bridger, Roberto Luis Monti, Juan Fattobene, Alejandro Poletto and David René Jacoby qualify as independent directors, and the other directors are not independent in accordance with CNV rules. Resolution No. 368 provides that a member of a corporate body shall not be considered independent if that member fits one or more of the following descriptions:

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

The following is a brief summary of the principal business and academic experience of each of our directors:

Paulo Cézar Amaro Aquino (56) has served as a member of and Chairman of the Board of Directors since 2013, and is currently a member of the Compensation Committee. He graduated in Geology from the Universidad do Vale do Rio dos Sinos (UNISINOS) in 1980. He joined Petrobras in 1981 and since 1990 has served in several managing and executive positions, such as Rio Grande do Norte and Ceará’s Geology Development Manager, Reserves and Reservoirs Manager, Amazona’s Exploration and Production Manager, Petrobras Colombia Ltd. General Manager, Advisor to the President of the Natural Gas Integration Chain, International Strategy and Planning General Manager, and International Corporate Manager. He was also Chairman of Petrobras Química S.A. and Petroquímica Suape, and member of the boards of Deten Química S.A., Petrobras Colombia Ltd., Petrobras Internacional—Braspetro B.V., Petrobras Middle East B.V., Petrobras Oil & Gas B.V. and Petrobras Venezuela Investments & Services B.V. He is currently the Executive Manager for Petrobras’ International Area, responsible for Petrobras’ operations in Latin America, and Chairman of PELSA.

Jorge José Nahas Neto (53) has served as a member of and Vice Chairman of the Board of Directors since 2013. He graduated in 1981 in Economy from the University Candido Mendes, specializing in Economy Engineering in 1993 from the same university. Since 1980, he has worked in different national and multinational companies. He joined Petrobras in 1993, where he served in the financial and planning areas in Brazil and in the international area. He was the Finance Manager of Petrobras Internacional Braspetro B.V. and Finance and Administrative Manager of Petrobras América Inc. in Houston, Texas. Since 2004, he has served as Financial and Risk Management Executive Manager, and since 2008 as Petros Deliberative Counselor.

José Raimundo Brandão Pereira (57) has served as a member of the Board of Directors since 2009. He graduated in 1979 in Civil Engineering from the Universidad Estadual do Maranhão (UEMA). He joined Petrobras in 1980, where he specialized in Oil Engineering. During his career at Petrobras, he has held different administrative and managing positions, including service as the Executive Manager for Marketing and Commercialization for the Supplying Direction and Petrobras International Finance Company Director, both of which he has held since June 2008. In September 2008, he was designated Director of PIB BV. He worked in several areas within Petrobras (exploration and exploitation, international and downstream) and was resident in Bolivia (1999-2001) and Colombia (2001-2005). Has served as General Manager of maritime transport at the Head Office in Brazil (2005-2008). He has attended courses on technical and managing training in Brazil and abroad, including a specialization training course in Managing Competencies at Fundación Dom Cabral (Brazil), a course on Strategic Negotiation and Competitive Decision at Harvard Business School (USA) and courses on Oil Well Perforation at the Universidad Petrobras and Universidad Federal de Ouro Petro (Brazil).

Antonio Eduardo Monteiro de Castro (47) has served as a member of the Board of Directors since 2012. He graduated in Mechanical Engineering from the Universidade Federal do Rio de Janeiro (“UFRJ”), and holds a master’s degree in Politics and Management, from Ecole du Petrole et des Moteurs (France). In 1987, he started his career in Petrobras’s energy division, in the Refining Area, where he worked more than ten years in the assessment and development of energy generation and cogeneration projects. Since 2000, he has worked in the Gas and Energy Area, where he was General Manager, responsible for the development of new businesses and gas projects (gas pipelines and LPG) and Energy (thermoelectric power stations together with national and international companies). In 2006, he started leading corporate management and planning activities as Executive Manager. One year later, he presided over the Transportadora Brasileña Gasoducto Bolivia-Brasil (“TBG”) Administrative Council. In 2008, he was designated the head of Petrobras’s Gas and Energy Marketing and Commercialization area. From 2009 to 2010 he served as a member of the Board of Directors. He is currently the Executive Manager of Corporate Strategy.

Cedric Bridger (77) has served as a member of the Board of Directors since 2004, and is currently a member of the Audit Committee. He graduated in Public Accounting in London from the Association of Certified and Corporate Accountants, where he initiated his professional activities. He joined FADIP S.A. (later Hughes Tool Co. S.A.) in Buenos Aires in 1964, where he was Financial Manager. Subsequently, he became General Manager of the company in Brazil and was ultimately appointed its Vice President of Operations for Latin America. From 1992 to 1998, he was Chief Financial Officer of YPF S.A. In April 1998, he retired from YPF S.A. and took a position as Director of Banco Hipotecario S.A. and since 2003 he has been a member of the board of directors of IRSA Inversiones y Representaciones S.A.

Roberto Luis Monti (74) has served as a member of the Board of Directors since 2003, and is currently a member of the Audit Committee and of the Compensation Committee. He graduated in Electromechanical Engineering. He received a Master of Electronic Engineering from the Universidad de Buenos Aires (“UBA”), and an MBA from the American Management Association, New York. For 32 years he worked for Schlumberger, where he was Vice-Chairman of Wireline Operations, Chairman of Anadrill, Chairman of Wireline & Testing for Europe, Africa, Middle and Far East and Latin America, and Chairman of Dowell at a worldwide level during the period from 1981 to 1995. From 1995 to 1997 he served as Chairman and CEO of Maxus Energy Corporation. From 1997 to 1999 he served as Chairman and CEO of YPF S.A. In 2000, he served as Vice Chairman of Exploration and Production and Vice Chairman of the board of directors of YPF S.A. In addition, he currently serves as member of the board of directors of Tenaris S.A.

Juan Fattobene (61) has served as a member of the Board of Directors since 2011. He graduated in 1969 in Geology in the National University of Córdoba. In 1976, he got a postgraduate degree as a geologist specialized in engineering in the Oil Institute of the University of Buenos Aires. Additionally, he was visiting student at the University of Texas in 1982 and 1983. From 1977 to 1988, he worked in YPF, and held offices as project assistant, geologist of the Programming Division and Head of Geology. In 1988, he served as Field Geologist for Capsa S.A. and in 1989 and 1990, as Head of Reservoirs. He is the co-founder of Equilibrium S.A., a company whose activity is the performance of environmental impact studies, geological and hydrogeological aspects, works and tasks monitoring in oil and gas fields, where he served as Director from 1993 to 1997. From 1998 to 2007, he served as Deputy President at Roch S.A., in charge of the technical and operations area. From September 2007 to March 2008, he served as Director of Juan J. Fattobene y Asociados and provided advice to companies on activities related to exploration and exploitation of fields. Since April 2008 up to date, he has served as Chairman at Exe Energía S.A.

Carlos Alberto da Costa (58) has served as a member of the Board of Director and as Chief Executive Officer since 2010, and is also a member of the Compensation Committee. He graduated in Geology from the Universidad Federal Rural de Rio de Janeiro and completed a Ph.D. in Geophysics from the Universidad Federal de Bahia, Brazil. He held different managing positions within Petrobras, including: General Manager for Petrobras Argentina S.A., Vice-Chairman of MEGA S.A., Director of Eg3 Red S.A., Business Coordinator of Venezuela, Exploration Manager of the International Area, and General Manager of Petrobras Uruguay’s gas distributing companies. In addition, he is currently Chairman of Petrobras Energía Internacional S.A. and member of the board of directors of Petrobras Energía Ecuador Ltd., Petrobras Energía Colombia Ltd., PELSA, Petrobras Hispano Argentina S.A., Petrobras Energía de México S.A. de C.V., Atalaya Energy S.A. and Canadian Hunter S.A.

Luis Miguel Sas (50) has served as a member of the Board of Directors since 2003, and as Chief Financial Officer since May 2004. He graduated in Public Accounting from the UBA and holds an MBA from the Instituto de Altos Estudios Empresariales—Universidad Austral. He joined Petrobras Argentina in 1984. In 1990 he was appointed Head of the Financial Operations Department for Telecom. He worked as head of Petrobras Argentina’s money desk and in 1997 he was appointed Corporate Finance Manager, in charge of capital markets and project financing. In January 2000, he was appointed Chief Financial Officer of EDESUR. He served as Financial Manager at PESA between May 2001 and May 2004. In addition, he currently serves as Chairman of Petrobras Hispano Argentina S.A. and is member of the board of directors of PELSA and Petrobras Energía Internacional S.A. He is also a member of the Executive Boards of the Foundation for Latin American Economic Research (FIEL) and the Argentine Institute of Financial Executives (IAEF).

The following is a brief summary of the principal business and academic experience of each of our alternate directors:

Luiz Gustavo Primo de Siqueira (56) has served as an alternate member of the Board of Directors since 2013. In 1980 he graduated in Mechanical Engineering from the Instituto Militar de Ingeniería (Engineering Military Institute), specializing in Oil Engineering in 1992, obtaining a master’s degree in Production Engineering from the UFRJ in 1998 and an MBA in International Business Management. He worked in the Southwestern Drilling Section between 1983 and 1987, and then worked as Chief of the Wells Coating Department of the Drilling Department until 1990. Between 1991 and 1995, he served as Quality Coordinator of the Drilling Department, and from 2000 to 2005 he was Quality and SMS Manager in Petrobras Colombia Ltd. Then, from 2006 to 2011, he was the Organization, Management and Process Manager in the International Business Area. During 2012, he served as Corporate Director in Petrobras Colombia Ltd. He currently serves as International Corporate Executive Manager.

Gustavo Tardin Barbosa (52) has served as an alternate member of the Board of Directors since 2011. He graduated in Civil Engineering from Pontificia Universidade Católica do Rio de Janeiro in 1985. He also holds an MBA from Fundação Getulio Vargas (1992), post graduate studies in Corporate Finance from London Business School (1996) and Advanced Management from Wharton School (2002). He joined Petrobras in 1986 where he has held several senior financial positions including Controller of Petrobras International (1993-1994), Chief Financial Officer of Petrobras UK (1994-1999), Executive Manager of Financial Planning and Risk Management of Petrobras (1999-2003) and Chief Financial Officer of Petrobras America (2003-2011). In 2011, he was appointed by Petrobras to serve as Executive Manager of Corporate Finance.

Eduardo Autran de Almeida Junior (51) has served as an alternate member of the Board of Directors since 2011. He graduated in 1985 in Electrical Engineering in the Pontifical Catholic University of Río de Janeiro. He joined Petrobras as the Supplies Manager. In 1990, he did a course in Systems Analysis in Petrobras and a master in Computing Sciences in the same Pontifical Catholic University of Río de Janeiro. In addition, in 2000, he concluded his Master in Business Administration in COPPEAD. In Petrobras, he held important positions in his career, out of which we can remark the period between 1999 and 2006, where he served as Supplies Manager based in Singapore. Since 2006, he served as Supplies General Manager until 2010, when he was appointed Supplies Executive Manager, position which he holds currently.

Luciana Bastos de Freitas Rachid (56) has served as an alternate member of the Board of Directors since 2012. She graduated in Chemical Engineering from the UFRJ, specializing in Oil, Modeling, Simulation and Process Control. She also has a degree in Corporate Finance from Getúlio Vargas Foundation and a Management extension course from the INSEAD. She joined Petrobras in 1979 and has developed a great number of technical and managerial functions, especially in the Exploration and Production segment. At the financial area, she was Financial and Risk Management Executive Manager and Investors Relations Executive Manager. She is currently the Logistic and Participation in Natural Gas Executive Manager at the Gas and Energy segment, and a member in the board of directors of Transportadora Brasileira Gasoducto Bolivia-Brasil S.A., Transportadora Asociada de Gas and Gas Brasiliano Distribuidora S.A.

Luiz Alberto Gaspar Domingues (60) has served as an alternate member of the Board of Directors since 2013 and as Industrial Director of PESA since 2012. He graduated in Electrical Engineering in 1976 from the University of Rio de Janeiro. He joined Petrobras 35 years ago, where he has served in several positions such as Refining Ventures General Manager and Supply Executive Manager. He was also member of the board of directors of Refinerías Abreu e Lima S.A. and Alberto Pasqualini S.A. He also serves as Chairman of Refinería del Norte S.A.

Daniel Casal (56) has served as an alternate member of the Board of Directors and as Executive Director of Legal Affairs of PESA since 2003. He graduated in Law from the Universidad Católica Argentina in 1980. He joined PESA in 1991. He also serves as member of the boards of directors of TGS, Compañía de Inversiones de Energía S.A., Petrobras Energía Colombia Ltd., Petrobras Energía Internacional S.A. and PELSA.

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

David René Jacoby (30) has served as an alternate member of the Board of Directors since 2013. He graduated in Economy from the Universidad de Buenos Aires in 2006, specializing in Public Financial Administration in 2007, and obtaining a master’s degree in Political Economy in 2010. Since 2005, he has held several positions within the Argentine Ministries of Economy, Industry and Health. Since 2012, he has been an Advisor in the Gas and Oil Section of the National Direction of Companies Participated in by the Argentine Government (Dirección Nacional de Empresas con Participación del Estado) within the Ministry of Economy.

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

Executive Officers

The table below sets out the names and positions of Petrobras Argentina’s executive officers:

Name	Position
Carlos Alberto da Costa	Chief Executive Officer
Luis Miguel Sas	Chief Financial Officer
Benicio Schettini Frazao	Director of Oil and Gas Exploration and Production Segment
Alexandre Carvalho da Silva	Marketing Director
Luiz Alberto Domingues	Industrial Director
Daniel Casal	Director of Legal Affairs
José Carlos Caino de Oliveira	Executive Manager of Gas and Energy Segment
Juan Martín D’Agostino	Executive Manager of Quality, Environmental and Safety Occupational Health
Alfredo Guía y Díaz	Executive Manager of Planning and Management Control
Adelson Antonio da Silva	Executive Manager of Human Resources
Juan Claudio Nicora	Executive Manager of Communications

The following is a brief summary of the principal business and academic experience of PESA’s executive directors and executive officers of the Company (for the summary regarding those who are directors, see above).

Benicio Schettini Frazao (58) has served as Director of Oil and Gas Exploration and Production since November 2011. He graduated in Civil Enginering, and joined Petrobras where he specialized in Oil Engineering in 1979. Since 1980, and for more than 20 years, he worked at the Campos Basin. First, his developed his duties at an off-shore platform, and then at the Operations Management and the Supply Area. He was then appointed at the E&P Service Material Division at Petrobras, at Rio de Janeiro. Then he was responsible, within the E&P area, for the installation, engineering, construction, training, and initiation of production of the P50 Platform for more than 7 years. The platform started its production on April 19, 2006. From 2008 until November 2011 he was General Manager of E&P’s New Business in Petrobras. He is currently a member of the boards of PELSA and Petrobras Bolivia Internacional S.A.

Alexandre Carvalho Da Silva (51) has served as Commercial Director since 2011. He graduated in Electric Engineering from UFRJ. He held several managerial positions in the areas of E&P, TI and Engineering in Brazil. He has participated in executive training programs: MBA- Project Management at the FIA Fundação Instituto de Administração (2007) and Specialization in System Support at UERJ (1997). He is currently the Chairman of Eg3 Red S.A. and a member of the board of directors of Petrobras Energía Internacional S.A.

Jose Carlos Caino de Oliveira (56) has served as Executive Manager of Gas and Energy business segment since December 2009. He graduated in Electronic Engineering from UFRJ and obtained an MBA of Oil and Gas from CVC School, London. He also participated in the Advanced Management Program from USP, Sao Paulo and the AMP – Advanced Management Program at the INSEAD, Fontainebleau, France. He joined Petrobras in 1980, where he specialized in Equipments Engineering. He occupied several managerial positions for Petrobras in Brazil, Bolivia, Argentina, Peru and Ecuador and in several areas, such as Equipment’s Development and Nationalization, Maintenance’s Planning and Control, Facility’s Engineering, Industrial and Civil Engineering, Maintenance Engineering, Logistic Superintendence, Goods and Services Procurement. He is currently the Chairman of World Energy Business S.A. and Enecor S.A., and member of the board of Petrobras Energía Internacional S.A.

Juan Martín D’Agostino (45) has served as Executive Manager of Quality, Environmental and Safety Occupational Health since 2008. He graduated in Chemical Engineering from UBA and obtained an MBA from the Graduate School of the Engineering Faculty at the UBA. He joined the Company in 1992. In 1997, he served as Commercial Manager, in 2000 as Engineering Manager and in 2007 Quality, Environmental and Safety Occupational Health Manager in the Commercial Downstream Business Unit.

Alfredo Sergio Guía y Díaz (56) has served as Executive Manager of Planning and Management Control since 2008. He graduated in Economic Sciences with specialization in Business Administration from Universidad Nacional de La Plata. He joined the Company in 1997. He was responsible for the Planning and Management Control Department of the refining and Petrochemicals business segment and for the Management Control Department of Oil and Gas Exploration and Production and Gas and Energy. He has served as a member of the board of directors of Petrobras Argentina’s controlled and related companies. He also has served as Performance Appraisal Manager for the Southern Cone Region within Petrobras’ International Area. He is currently a member of the boards of directors of PELSA and Petrobras Energía Internacional S.A.

Adelson Antonio da Silva (56) has served as Executive Manager of Human Resources since 2010. He graduated as a Certified Public Accountant from Nilton Paiva Ferreira University, in Belo Horizonte, and as a Lawyer from Candido Mendes University, in Río de Janeiro. He obtained a specialization degree in tax law from Sá University and holds an Executive/Marketing MBA degree from COPPEAD-UFRJ in Rio de Janeiro. He joined Petrobras over 30 years ago and held several positions, mainly in the Human Resources, Accounting, Finance, Commercial and Business Development areas. He served as Executive Manager of Planning and Management Control at Petrobras Argentina and as Director of some companies related to the Company during 2003, 2004 and 2005. He served as General Manager of Strategy, Planning, Portfolio Management and Project Management in the Internacional Area.

Juan Claudio Nicora (53) has served as Communications Executive Manager since May 2012. He graduated in Law and Business Administration and is a Public Accountant from Universidad de Buenos Aires. He participated in several postgraduate programs, including the Management Program at the Instituto Argentino de la Empresa (IAE) and the AMP – Advanced Management Program at the INSEAD, Fontainebleau, France. He joined Petrobras in 1992, where he was Commercial Planning Manager, Network Manager and Service Station Division Manager in Eg3 Red S.A. He also served as Distribution and Marketing Manager in the International Area of Petrobras, and as Operation and Marketing Manager at Petrobras Colombia.

COMPENSATION

Compensation of the members of the Board of Directors is determined at the Ordinary Shareholders’ Meeting in compliance with the Argentine Companies Law. The maximum amount of compensation that the members of the Board of Directors may receive, including salaries and any other form of compensation for the performance of technical, administrative, or permanent functions, may not exceed 25% of our profits. Such amount is 5% in the event that no dividends are distributed to the shareholders and is increased pro rata on the basis of the dividend distribution, up to the 25% cap. In the event that one or more directors serve as members of a special committee or perform technical or administrative functions, and profits are reduced or non-existent, and, consequently, the preset limits are exceeded, compensation in excess of the limit may only be paid with the prior express approval by shareholders at an ordinary shareholders’ meeting.

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

In 2012, PESA paid an aggregate of approximately Ps. 17 million to its directors and executive officers. The members of the Board of Directors and our executives do not receive compensation in the form of stock or equity. For information related to amounts set aside for pension and retirement benefits, see Note 24 to our audited consolidated financial statements.

BOARD PRACTICES

Audit Committee

Pursuant to the Regime concerning transparency in public offerings approved by Capital Market Law No. 26,831, Argentine public companies must have an audit committee composed of three or more members of the board of directors.

On May 21, 2003, the Board of Directors approved the implementation process required under CNV General Resolution No. 400/02 for audit committees. In compliance with these resolutions, at the shareholders’ ordinary meeting held on March 19, 2004, PESA amended its bylaws by adding a provision related to the structure and operation of the Audit Committee.

On May 7, 2004, the Board of Directors created the Audit Committee and, in compliance with its duties, the Audit Committee approved its charter. At the Board of Directors meeting held on March 21, 2013, Cedric Bridger, Roberto Luis Monti and Juan Fattobene were appointed as regular members of our Audit Committee and Alejandro Poletto and David René Jacoby were appointed as alternate members. Each of the members of the Audit Committee satisfies the independence requirements of Rule 10A-3 of the Exchange Act.

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

The Audit Committee is composed of three regular members and an equal or lower number of alternate members that are appointed by the Board of Directors from among its members. Directors having sufficient experience and ability in financial, accounting or business matters are eligible to become members of their Audit Committee. All members of the Audit Committee must be independent in accordance with applicable SEC standards and a majority must be independent in accordance with the standards of the CNV. See “—Directors and Senior Management — Board of Directors.” The audit committees may adopt its own internal regulations.

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

Compensation Committee

In order to better supervise salary and compensation matters, the Board of Directors created a compensation committee at its October 6, 2006 meeting. The main purpose of this committee is to assure the compliance with, and revise whenever necessary, policies relating to compensation that aim to provide the company with greater flexibility to make more effective decisions. The compensation committee meets monthly to approve matters relating to compensation policy, including compensation subject to our and the employee’s performance. The compensation committee, composed of Directors Roberto Luis Monti, Paulo Cézar Amaro Aquino and Carlos Alberto da Costa, must report to the Board of Directors at least semiannually.

Statutory Supervisory Committee

PESA has a Sindicatura (the “Statutory Supervisory Committee”) that is comprised of three members and three alternate members.

The table below sets out the name, year of appointment and position of each person on the Petrobras Argentina Statutory Supervisory Committee, approved by the ordinary and special shareholders’ meeting held on March 21, 2013:

Name	First year of appointment	Position	Term Expires
Juan Carlos Cincotta	2004	Member	2013
Justo Federico Norman	2003	Member	2013
Rogelio Norberto Maciel	2003	Member	2013
Olga M. Morrone de Quintana	2004	Alternate	2013
Mariana P. Ardizzone	2004	Alternate	2013
María Laura Maciel	2004	Alternate	2013

The members and alternate members of the Statutory Supervisory Committee are elected by the shareholders at the annual shareholders’ meeting to serve for a renewable term of one year. The primary responsibilities of the Statutory Supervisory Committee are to monitor the board of directors’ and management’s compliance with the Argentine Companies Law, our bylaws and shareholders’ resolutions. The Statutory Supervisory Committee also performs other functions, including: (1) attending meetings of the Board of Directors and shareholders, (2) calling special shareholders’ meetings when deemed necessary or when required by shareholders, in accordance with the Argentine Companies Law, (3) presenting a report on the reports of the Board of Directors and the annual financial statements at ordinary shareholders’ meetings, and (4) investigating written complaints of shareholders representing not less than 2% of the capital stock. The Statutory Supervisory Committee may not engage in any management control and, accordingly, may not evaluate business judgment and decisions on issues of administration, financing, sales and production, as these issues fall within the exclusive responsibility of the Board of Directors.

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

The following is a brief summary of the principal business and academic experience of the members of the Statutory Supervisory Committee listed in the table above:

Juan Carlos Cincotta (68) graduated in public accounting from UBA. He is currently head of Cincotta Asesores, Auditores y Consultores, and formerly a partner at Pistrelli, Henry Martin y Asociados (Ernst & Young). He specializes in external audits of major public and private entities, and consulting in accounting, social and corporate governance issues. He was a member of the Special Commission on Accounting and Auditing Regulations (CENCyA) of the Argentine Federation of Professional Councils in Economic Science and of the Nominating Committee of the International Federation of Accountants (“IFAC”). He lectures on topics within his special field of work in specialized entities in Argentina and abroad. He published several works on accounting, corporate and audit matters in different technical magazines.

Justo Federico Norman (68) earned his law degree from the Universidad Cátolica Argentina, and is a partner of Maciel, Norman & Asociados Law Firm in Buenos Aires. He has extensive experience in the general practice of law and in the fields of energy, natural resources, oil and gas regulations and environmental issues, and is renowned in the litigation and international arbitration fields. He is a member of the Association of International Petroleum Negotiators where he has served as Regional Secretary (2001-2004), the International Bar Association, and Rocky Mountain Mineral Law Foundation. He has represented and currently represents companies such as Anadarko Petroleum Corporation, ANR Pipeline Company (Coastal), Apache Corporation, BHP Petroleum (Americas) Inc., British Gas, Devon Energy Corporation, Parker Drilling, and Petroliam National Berhad (Petronas). He is a Regular Director of Petronas Argentina S.A. and Apache Petrolera Argentina S.A., among others.

Rogelio Norberto Maciel (76) earned his law degree from the Universidad de Córdoba, and is a founding partner of Maciel, Norman & Asociados Law Firm. He is a renowned lawyer in the litigation and international arbitration fields. He was one of the members of the Argentine Aeronautical Code Drafting Committee and was a member of the Argentine delegation to the International Civil Aviation Association. He is a member of the Buenos Aires Oil Club, the international Bar Association (IBA), the Association of International Petroleum Negotiators, and the Rocky Mountain Mineral Law Foundation. He is Vice Chairman of Petronas Argentina S.A., a Regular Director of BHP Petroleum (Argentina) S.A. and an Alternate Director of Petrolera Rio Alto S.A., among others.

Olga M. Morrone de Quintana (77) is a partner of Morrone de Quintana, Seoane & Quintana. She graduated in public accounting from UBA in 1965. She is currently a member of the statutory supervisory committee of PELSA, Petrobras Energía Internacional S.A., World Energy Business S.A. and Propyme SGR. She is also President of the Commission for the Study of the Difficulties of Disabled Professionals of the Professional Counsel of Economical Sciences and Treasurer of an accountant’s professional organization.

Mariana P. Ardizzone (40) earned her law degree from the UBA. She holds a Master of Laws degree from the University of Michigan a post-graduate degree in Business Administration and Electric Energy and Natural Gas Markets at the Instituto Tecnológico de Buenos Aires. She is a member of the Association of International Petroleum Negotiators and the Rocky Mountain Mineral Law Foundation. Since July 2001, she has been an associate with Maciel, Norman & Asociados in Buenos Aires.

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

Total compensation for the members of the Statutory Supervisory Committee of PESA in 2012 was Ps. 0.59 million.

EMPLOYEES

The following table sets forth the number of PESA employees by business segment for the fiscal years ended December 31, 2012, 2011 and 2010.

	As of December 31,
	2012	2011	2010
Oil and Gas Exploration and Production	499	499	673
Refining and Distribution	1,320	1,287	1,604
Petrochemicals	635	637	793
Gas and Energy	23	22	21
Corporate	671	670	739

Total	3,148	3,115	3,830

As of December 31, 2012, approximately 49% of our workforce consisted of members of labor unions that had entered into collective bargaining agreements with the Company and our subsidiaries. We have historically maintained good relations with our employees and labor unions. However, during 2008, we and other oil production companies in Argentina were engaged in collective bargaining with various unions representing workers engaged in production activities. Certain unions of private, senior and chemical oil workers were not subject to the general national framework governing conflict situations, which resulted in direct actions, such as strikes, that negatively affected the operations of many Argentine production companies, including us. PESA actively participated in the bargaining and negotiation processes that led to the signing of new collective bargaining arrangements, which allowed us to carry out normal operations. During 2010, 2011 and 2012, we conducted different negotiations with unionized employees engaged in upstream operations in Argentina, which, in a situation of economic contraction, were focused on maintaining jobs and work streams. See “Item 3. Key Information-Risk Factors-Factors relating to our Business-We could be subject to organized labor action.”

PESA maintains an employee defined contribution plan and two defined benefit pension plans. See Note 24 to our audited consolidated financial statements.

SHARE OWNERSHIP

To our knowledge, none of our directors or members of our senior management owns more than 1% of PESA’s outstanding shares.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

Our share capital consists of 2,019,236,820 Class B shares, which have a nominal value of Ps. 1.00, and are each entitled to one vote per share.

Petrobras, through its subsidiary PPSL, holds 67.2% of the outstanding shares of PESA.

The table below sets forth certain information as of March 31, 2013 with respect to the ownership of PESA’s capital stock by each shareholder who is known to us to be the owner of more than 5% of such shares.

	Class B Shares as of March 31, 2013
Shareholder	Number of Shares	% of the Total Outstanding Shares
PPSL	1,356,791,556	67.2%
ANSES	239,277,004	11.8	% (1)

(1)	Corresponds to holdings identified in information provided by Caja de Valores as of March 31, 2013. With respect to possible holdings in the form of ADSs on the NYSE, such information is not available.

On November 20, 2008, the Argentine Congress enacted Law No. 26,425, unifying the Argentine pension and retirement system into a system publicly administered by the ANSES and eliminating the retirement savings system previously administered by private pension funds under the supervision of a governmental agency. In accordance with the new law, private pension funds transferred all of the assets administered by them under the retirement savings system to the ANSES. As October 31, 2008, these funds held 13% of the outstanding shares of one of our predecessor companies, PEPSA. In addition, the ANSES was subject to the same investment rules, prohibitions and restrictions that were applicable to the Argentine private pension funds under the retirement savings system, including Sections 75 and 76 of Law No. 24,241, which limited the voting rights of private pension funds in shareholders’ meetings to 5% of the relevant company’s shares. On April 13, 2011, paragraph f) Section 76 of Law No. 24,421 was repealed by Decree No. 441/11, which provides that the ANSES may exercise fully its voting rights in the companies in which it has an interest without the 5% limitation described above. Under such decree, the ANSES may be able to appoint representatives to the boards of directors of companies according to the ANSES’ holding of shares. Pursuant to Decree No. 1,278/12, issued by the Executive Branch on July 25, 2012, these representatives are to report directly to the Ministry of Economy and are subject to a mandatory information-sharing regime, under which, among other obligations, they must immediately inform the Ministry of Economy of the agenda for each board of directors meeting and provide related documentation.

As of April 11, 2013, there were 18 registered holders of our ADSs in the United States and 27,583,343 of our ADSs were outstanding. Since certain of our ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States of our ADSs, or of where the direct beneficial owners of such ADSs are resident. We have no information concerning holders with registered addresses in the United States that hold our shares which are not represented by ADSs.

RELATED PARTY TRANSACTIONS

General conditions:

Related party transactions are carried out in the ordinary course of our operations at market conditions. We believe that the terms of these transactions are comparable to those offered by or that could be obtained from non-related third parties.

Acquisition of companies:

On May 31, 2012, we agreed to acquire an additional 39.671% equity interest in PELSA from our shared controlling company PPSL for an amount of U.S.$249.4 million. As from such date, we have exercised control over PELSA with a total shareholding of 58.881%.

The price agreed between the parties further includes a contingent obligation in favor of the seller for a period of ten years from the acquisition to reflect the value of any identification of non-conventional resources in the commercially exploitable areas of Entre Lomas, Bajada del Palo, Agua Amarga and Charco del Palenque. The amount of such compensation would be determined considering the market value of these resources to the valuation date, and the related valuation study would be conducted by an internationally recognized independent evaluator hired by agreement between the parties. At the date of issuance of this Annual Report, non-conventional commercially exploitable resources have not been identified, for which reason the Company has not recognized liabilities related to this part of the transaction. See Note 13.5 to our audited consolidated financial statements and Exhibit 5.0 to this Annual Report.

Sales of companies:

On March 31, 2011, through our subsidiary Petrobras Energía Internacional S.A., we agreed to sell our indirect interest in Innova to Petrobras for a total price of U.S.$332 million, which sale implied the discontinuation of our operations in Brazil and resulted in a gain of Ps. 723 million before considering the effects of income taxes and the reclassification of deferred results of Ps. 134 million for IFRS purposes. In April 2011, we received U.S.$228 million of the sale price, and during 2012 we received an additional U.S.$25 million. The remaining amount is due on September 30, 2013, or may be paid on any earlier date upon mutual agreement of the parties. The outstanding balance bears interest at LIBOR (12 months) until the date of its payment.

In December 2007 and in April 2009, we sold 40% of our equity interest, and then the remaining 60% of such equity interest in PVIE, a holding company whose main asset is the ownership of 99.79% of the capital stock of Petrobras Energía Perú S.A. In both cases, we sold such equity interests to PIB BV, a subsidiary of Petrobras, for consideration of U.S.$423.3 million and U.S.$619.4 million, respectively.

The agreed price further includes a contingent obligation in favor of the Company to reflect the value of the “prospectus Kinteroni” in market conditions or, alternatively, non-participation of the buyer, and their respective compensation. Such compensation shall be defined by the parties and stems from the discovery in January 2008 of gas and condensate in the prospectus Kinteroni of Block 57. The Company continues to negotiate with the buyer in order to agree on the appropriate amount of such compensation.

Financing:

We have entered into a number of financing arrangements with subsidiaries of Petrobras, as detailed below.

In 2005, we entered into a U.S.$200 million loan agreement with PIB BV (as lender). The loan had a ten year maturity and accrued interest at a rate of 7.22% per annum, plus taxes. This loan was repayable at any time without penalty, and was fully prepaid by us on April 5, 2011.

In 2007, we issued U.S.$300 million principal amount of Series S corporate bonds, secured by a Standby Purchase Agreement provided by Petrobras. This bond matures in May 2017 and accrues interest at a 5.87% annual rate. See “Item 5. Operating and Financial Review and Prospects—Description of Indebtedness.”

In February 2008, we approved the placement of a short-term financial surplus in PIB BV, in an amount of up to U.S.$300 million, at a nominal annual interest rate (payable monthly) equivalent to 30-day Libor plus 0.15%, due July 2008. The loan was partially renewed at maturity for U.S.$200 million. In December 2008, the outstanding balance was refinanced in part by two new loans totaling U.S.$120 million: (i) a U.S.$107 million loan between PIB BV and PESA and (ii) a U.S.$13 million loan between PIB BV and Petrobras Holding Austria GMBH, a subsidiary of PESA, both pre-payable and maturing in December 2009. U.S.$30 million was paid on these loans before maturity and U.S.$90 million was renewed for subsequent periods until ultimately being cancelled in May 2012.

In December 2009, we entered into two loans in an aggregate principal amount of U.S.$150 million, secured by Petrobras: one loan granted by Banco Itaú Europa, in the amount of U.S.$100 million, to be repaid in seven semi-annual installments with a final payment date in December 2013, and a second loan granted by HSBC Bank USA in the amount of U.S.$50 million, due June 2012. Both of the above mentioned loans were prepaid by us during 2011, and as a result, the guarantees were cancelled.

Commercial operations:

In the ordinary course of business, we enter into transactions with Petrobras affiliates to import and export crude oil and related oil products, at determinable market prices and terms, particularly with Braskem and Petrobras Global Trading BV.

These sales are undertaken in the ordinary course of business and at determinable market terms and prices.

The outstanding balances from our transactions with related companies (including companies under joint control) as of December 31, 2012, 2011 and 2010 are as follows (in millions of pesos):

	2012
	Current						Non-current
Company	Investments	Trade Receivables	Other Receivables	Accounts Payable	Provisions	Loans	Other Investments	Other Receivables	Accounts Payable	Provisions
Associates
OCP	—	—	—	—	97	—	97	—	—	283
Refinor	—	9	—	22	—	—	—	—	—	—
Other	—	1	4	10	9	—	1	—	—	—

	—	10	4	32	106	—	98	—	—	283

Companies under joint control
TGS	—	49	6	39	—	—	—	—	—	—

	—	49	6	39	—	—	—	—	—	—

Petroleo Brasileiro Group Companies
Braskem S.A.	—	—	—	16	—	—	—	—	—	—
Petrobras Chile Ltda.	—	—	4	—	—	—	—	—	—	—
Petrobras Internacional-Braspetro B.V.	—	—	152	—	—	—	—	—	—	—
Petrobras Venezuela Inversiones y Servicios S.A.	—	—	—	—	31	—	—	—	—	—
Innova	—	6	—	—	—	—	—	—	—	—
Petrobras Global Trading B.V.	—	27	—	—	—	—	—	—	—	—
Petroleo Brasileiro	—	—	425	85	—	—	—	—	—	—
Petroleo Colombia Combustibles S.A.	—	—	11	—	—	—	—	—	—	—
Other	—	—	43	—	—	—	—	—	—	—

	—	33	635	101	31	—	—	—	—	—

Total	—	92	645	172	137	—	98	—	—	283

	2011
	Current						Non-current
Company	Cash and cash equivalents	Trade Receivables	Other Receivables	Accounts Payable	Provisions	Loans	Other Investments	Other Receivables	Accounts Payable	Provisions
Associates
OCP	—	—	—	—	83	—	141	—	—	273
PELSA	—	—	—	19	—	—	—	—	38	—
Refinor	—	2	5	18	—	—	—	—	—	—
Other	—	12	28	2	5	—	7	—	—	—

	—	14	33	39	88	—	148	—	38	273

Companies under joint control
TGS	—	45	—	30	—	—	—	—	—	—

	—	45	—	30	—	—	—	—	—	—

Petroleo Brasileiro Group Companies
Braskem S.A.	—	—	—	61	—	—	—	—	—	—
Petrobras Chile Ltda.	—	—	2	—	—	—	—	—	—	—
Petrobras Internacional- Braspetro B.V.	387	—	133	—	—	—	—	—	—	—
Petrobras International Finance Co.	—	2	—	—	—	—	—	—	—	—
Petrobras Venezuela Inversiones y Servicios S.A.	—	—	—	—	23	—	—	—	—	—
Innova	—	20	—	—	3	—	—	—	—	—
Petroleo Brasileiro	—	1	35	91	—	—	—	450	—	—

	387	23	170	152	26	—	—	450	—	—

Total	387	82	203	221	114	—	148	450	38	273

	2010
	Current							Non-current
Company	Cash and cash equivalents	Other Investments	Trade Receivables	Other Receivables	Accounts Payable	Provisions	Loans	Other Investments	Accounts Payable	Provisions	Loans
Associates
OCP	—	—	—	—	—	63	—	148	—	279	—
PELSA	—	—	—	—	37	—	—	—	36	—	—
Refinor	—	—	10	6	11	—	—	—	—	—	—
Other	—	—	3	17	4	4	—	6	—	—	—

	—	—	13	23	52	67	—	154	36	279	—

Companies under joint control
TGS	—	—	22	2	20	—	—	—	—	—	—

	—	—	22	2	20	—	—	—	—	—	—

Petroleo Brasileiro Group Companies
Braskem S.A.	—	—	—	—	58	—	—	—	—	—	—
Petrobras Chile Ltda.	—	—	—	—	—	—	—	—	—	—	—
Petrobras Energía Venezuela S.A.	—	13	—	170	—	11	—	—	—	—	—
Petrobras Internacional- Braspetro B.V.	358	—	—	491	—	—	21	—	—	—	795
Petrobras International Finance Co.	—	—	1	—	—	—	—	—	—	—	—
Petrobras Venezuela Inversiones y Servicios S.A.	—	—	—	—	—	23	—	—	—	—	—
Petrobras Paraguay Operaciones y Logística S.R.L.	—	—	13	—	—	—	—	—	—	—	—
Petroleo Brasileiro	—	—	19	2	94	—	—	—	—	—	—

	358	13	33	663	152	34	21	—	—	—	795

Total	358	13	68	688	224	101	21	154	36	279	795

The main transactions with related companies (including companies under joint control) for the fiscal years ended December 31, 2012, 2011 and 2010 are as follows (in millions of pesos):

	2012		2011		2010
Company	Purchases	Sales	Purchases	Sales	Purchases	Sales
Associates
Oldelval	37	3	31	3	18	—
PELSA (1)	5	2	148	4	454	3
Refinor	124	35	108	43	120	69

	166	40	287	50	592	72

Companies under joint control
TGS	82	91	109	50	98	43

	82	91	109	50	98	43

Petroleo Brasileiro Group Companies
Braskem (Copesul)	646	—	1,114	—	2,002	—
Petrobras International Finance Co.	—	—	128	5	247	492
Petroleo Brasileiro	66	28	150	157	71	86
Compañía Mega S.A.	—	7	—	36	—	22
Petrobras Internacional - Braspetro B.V.	80	—	—	—	—	—
Petrobras Paraguay Operaciones y Logística S.R.L	—	46	—	28	—	26
Petrobras Global Trading B.V.	192	—	—	—	—	—
Innova	1	151	8	133	—	—
Other	3	10	—	19	2	—

	988	242	1,400	378	2,322	626

Total	1,236	373	1,796	478	3,012	741

(1)	Through May 31,2012, due to the acquisition of a controlling interest in PELSA as of such date.

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

DIVIDENDS

We may only pay dividends from our retained earnings that are reflected in our annual audited consolidated financial statements as approved at our respective annual general regular shareholders’ meetings. Payment of cash dividends depends upon our financial position, results of operations, cash requirements (including capital expenditures and payments of debt service), retained earnings minimum requirements and other requirements imposed by Argentine law, and upon any other factors deemed relevant by our Board of Directors for the purpose of resolving upon the declaration of dividends.

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

Under our bylaws, our net income shall be allocated as follows: (a) 5% to a legal reserve, until that reserve equals 20% of outstanding capital; (b) to compensation of the members of the Board of Directors and Statutory Supervisory Committee; (c) to dividends on preferred stock, if any; and then (d) to dividends on common stock or to a voluntary reserve, or to a new account, or as otherwise determined by the shareholders’ meeting. Dividends shall be paid within the year of their declaration and distributed pro rata to the number of common shares held by each shareholder.

Holders of ADSs will be entitled to receive any dividends payable in respect of our underlying Class B shares. We will pay cash dividends to the depositary in pesos, although we reserve the right to pay cash dividends in any other currency, including U.S. dollars. The deposit agreement provides that the depositary will convert cash dividends received by the depositary in pesos into U.S. dollars and, after a deduction or upon payment of fees and expenses of the depositary and any applicable taxes, will make payment to holders of the applicable ADSs in U.S. dollars.

Under Law No. 25,063, any dividends distributed, in cash or in kind, in excess of the taxable income accumulated as of the year-end immediately prior to the respective payment or distribution date, will be subject to a 35% (thirty-five percent) income tax withholding, as single and definitive payment. For this purpose, taxable income is deemed to be that resulting from adding the income as determined under the general provisions of the income tax law and the dividends or income obtained from other corporations not taken into account in determining the former for the same tax period or periods.

Pursuant to the resolutions adopted at the shareholders’ meetings held on March 29, 2012, April 6, 2011 and March 26, 2010, in 2012, 2011 and 2010 we paid cash dividends in the amount of Ps. 211 million, Ps. 183 million and Ps. 275 million, respectively.

PESA’s shareholders’ meeting held on March 29, 2012 approved a reserve for future investments in the amount of Ps. 4.8 billion, a reserve for future dividends in the amount of Ps. 900 million and the transfer of Ps. 35 million to the legal reserve.

In addition, the Company’s shareholders’ meeting held on March 29, 2012 resolved to capitalize retained earnings in an amount of Ps. 1,009 million through the issuance of 1,009,618,410 common shares with a nominal value of Ps. 1 each and entitled to one vote per share. On September 4, 2012, the CNV and the Buenos Aires Stock Exchange authorized the issuance and registration of such shares. This partial capitalization of retained earnings of the Company had the effect of doubling the number of our Class B shares outstanding.

PESA’s shareholders’ meeting held on March 21, 2013: (a) approved (i) an increase of Ps. 524 million in the reserve for future investments, in accordance with legal requirements based on the Company’s results during the 2012 fiscal year, (ii) the transfer to the legal reserve of Ps. 31 million, also in accordance with legal requirements based on the Company’s results during the 2012 fiscal year, (iii) a net decrease of Ps. 361 million in the reserve for future investments (consisting of an increase in the amount of Ps. 2,638 million and a decrease in the amount of Ps. 2,999 million) and (iv) an increase of Ps. 361 million in the reserve for future dividends; as well as (b) delegated to the Board of Directors the ability to determine the dividend distribution date and amount. As a result of the foregoing, as of the date of this Annual Report, the reserve for future dividends amounts to Ps. 1,050 million and the reserve for future investments amounts to Ps. 4,944 million.

Item 9. OFFER AND LISTING

Our ADSs, each representing ten Class B shares, are listed on the NYSE under the trading symbol “PZE.” The ADSs began trading on the NYSE on September 30, 2009 following the completion of the merger and exchange of shares between PESA and PEPSA, and were issued by Citibank, N.A. as depositary.

Our Class B shares have been listed on the Buenos Aires Stock Market since 1956. Currently the trading symbol thereof is “PESA.”

The following table sets forth, for the periods indicated, the high and low closing sales price of the ADSs on the NYSE and the Class B shares of PESA on the Buenos Aires Stock Market:

	ADS(1) (3)				Class B share(2)
Full Year	High		Low		High	Low
2007					10.15	7.00
2008					13.10	6.30
2009	19.40	(3)	15.54	(3)	7.55	5.20
2010	26.38		12.91		10.65	5.20
2011:
First Quarter	28.20		20.50		11.35	8.68
Second Quarter	23.68		18.03		9.90	7.85
Third Quarter	20.23		13.75		8.55	6.49
Fourth Quarter	14.95		12.16		7.20	5.78
2012:
First Quarter	17.13		12.48		7.90	6.22
Second Quarter	12.97		7.26		6.75	4.76
Third Quarter (4)	4.79		3.89		3.10	2.51
Fourth Quarter	5.20		3.89		3.39	2.72
November 2012	4.48		3.89		3.04	2.72
December 2012	5.20		4.29		3.39	2.88
2013:
January 2013	5.38		4.94		4.13	3.40
February 2013	5.98		4.64		4.49	3.70
March 2013	5.20		4.65		4.31	3.75
April 2013 (5)	4.91		4.45		4.13	3.84

(1)	In U.S. dollars.
(2)	In Argentine pesos.
(3)	Since September 30, 2009.
(4)

The price since September 2012 reflects the effects of a capital increase approved on March 29, 2012 by the shareholders of the Company and carried out starting September 26, 2012. This increase represented the partial capitalization of retained earnings of the Company, and had the effect of doubling the number of our Class B shares outstanding.

(5)	Through April 15, 2013.

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

To control price volatility, the Buenos Aires Stock Market operates a system by which trading of a security is suspended for 15 minutes whenever the price of such security changes 10% from its last closing price. Once the 15 minutes have elapsed, trading is resumed. From that point on during a trading day, trading will be suspended for ten minutes whenever the trading price changes 5% from the last suspended price.

New Capital Markets Law — Law No. 26,831

On December 28, 2012, the new Capital Markets Law (Law No. 26,831) was published in the Official Gazette. This law eliminates self-regulation of the capital markets and grants new powers to the CNV, including the ability to request reports and documents, to conduct investigations and inspections of natural and legal persons under its control, and to call such persons to testify and take informational and testimonial declarations. Likewise, if as a result of investigations performed, it is determined that non-controlling interests or the interests of holders of securities subject to public offering have been harmed, the CNV, according to the severity of the harm determined to have been caused, may appoint overseers with the power to veto resolutions adopted by the boards of directors and/or suspend the boards of directors of relevant companies for a maximum period of 180 days until the deficiencies found are determined to have been remedied.

Law No. 26,831 supersedes Law No. 17,811 and Decree No. 677/01, among other rules, and became effective on January 28, 2013.

The CNV must regulate Law No. 26,831 and adapt CNV rules with respect thereto within 180 days of Law No. 26,831 having become effective.

Certain information regarding the Buenos Aires Stock Market is set forth in the table below:

	2012	2011	2010	2009	2008
Market capitalization (billions of pesos)	2,314	1,610	1,900	2,184	1,233
As a percentage of GDP(1)	106%	86.3%	132%	187%	122%
Volume (in millions of pesos)	9,954	13,579	14,955	11,221	21,049
Average daily trading volume (in millions of pesos)	41.30	55.40	60.79	45.99	85.22
Number of listed companies(1)	107	105	107	88	91

(1)	End-of-year figures for trading on the Buenos Aires Stock Exchange.

Sources: The Bolsa de Comercio de Buenos Aires, the CNV and the Instituto Argentino de Mercado de Capitales.

Item 10. ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

Registration and Merger

Our bylaws (estatutos sociales) were authorized by Decree No. 17105 dated June 18, 1947, and registered with the IGJ on November 17, 1947 under No. 759, Page 569, Book 47, Volume A of Argentine Bylaws. Amendments to the bylaws were authorized as indicated below, and registered as amended with the Public Registry of Commerce as follows: (1) as amended and authorized by Decree No. 29,460 dated September 24, 1948, and registered on May 27, 1949, under No. 369, Page 332, Book 48, Volume A, of Argentine Bylaws; (2) as amended and authorized by Decree No. 10,460 dated June 24, 1954, and registered on October 4, 1954, under No. 1,323, Page 508, Book 49, Volume A, of Argentine Bylaws; (3) as amended and authorized by Decree No. 3,789 dated February 28, 1956, and registered on September 5, 1956, under No. 1,686, Page 238, Book 50, Volume A, of Argentine Bylaws; (4) as amended and authorized by Decree No. 3,773 dated August 11, 1958, and registered on March 2, 1959, under No. 289, Page 391, Book 51, Volume A of Argentine Bylaws; (5) as amended and authorized by Decree No. 5,405 of the Argentine government dated June 12, 1962, and registered on September 28, 1962, under No. 2,161, Page 347, Book 55, Volume A of Argentine Bylaws; (6) as amended and authorized by Resolution issued by PJ (Board of Legal Entities) No. 001129, Ministry of Education and Justice, dated June 19, 1963, and registered on September 24, 1963, under No. 1,656, Page 109, Book 58, Volume A of Argentine Bylaws; (7) as amended and authorized by IGJ Resolution No. 6,307, Ministry of Justice, dated March 13, 1970, and registered on May 14, 1970, under No. 1,782, Page 56, Book 72, Volume A of Argentine Stock Corporations Bylaws; (8) as amended and authorized by I.G.P.J. (Board of Legal Entities) Resolution No. 2,116, Superintendent of Legal Entities, dated April 29, 1971, and registered on July 7, 1971, under No. 2,286, Page 287, Book 74, Volume A of Argentine Stock Corporations Bylaws; (9) as amended and authorized by I.G.P.J. (Board of Legal Entities) Resolution No. 2,687, Superintendent of Legal Entities, dated August 28, 1972, and registered on December 28, 1972, under No. 4,555, Page 479, Book 77, Volume A of Argentine Stock Corporations Bylaws; (10) as amended and registered on November 16, 1976, under No. 3,917, Book 84, Volume A of Argentine Stock Corporations Bylaws; (11) as amended and registered on July 8, 1977, under No. 2,237, Book 87, Volume A of Argentine Stock Corporations Bylaws; (12) as amended and registered on December 21, 1978, under No. 4,912, Book 88, Volume A of Argentine Stock Corporations Bylaws; (13) as amended and registered on December 6, 1979, under No. 4,401, Book 90, Volume A of Argentine Stock Corporations Bylaws; (14) as amended and registered on March 25, 1981, under No. 1,105, Book 97, Volume A of Stock Corporations; (15) as amended and registered on February 21, 1983, under No. 545, Book 98, Volume A of Argentine Argentine Stock Corporations; (16) as amended and registered on March 21, 1984, under No. 1,551, Book 99, Volume A of Argentine Stock Corporations; (17) as amended and registered on March 31, 1986, under No. 1,739, Book 101, Volume A of Argentine Stock Corporations; (18) as amended and registered on January 22, 1992, under No. 372, Book 110, Volume A of Argentine Stock Corporations; (19) as amended and registered on October 3, 1995, under No. 9223, Book 117, Volume A of Argentine Stock Corporations; (20) as amended registered on November 11, 1996, under No. 11,209, Book 120, Volume A of Argentine Stock Corporations; (21) as amended and registered on May 15, 1997, under No. 4894, Book 121, Volume A of Argentine Stock Corporations; (22) as amended and registered on June 11, 1998 under No. 3812, Book 1, Volume of Corporations; (23) as amended and registered on July 14, 2000 under No. 10116, Book 11, Volume of Corporations; (24) as amended and registered on October 26, 2000 under No. 16073, Book 13, Volume of Corporations; (25) as amended and registered on September 3, 2002, under No. 9737, Book 18, Volume of Corporations; (26) as amended and registered on February 12, 2003, under No. 2042, Book 19, Volume of Corporations; (27) as amended and registered on July 4, 2003, under No. 9191, Book 22, Volume of Corporations; (28) as amended and registered on August 22, 2003, under No. 11892, Book 22, Volume of Corporations; (29) as amended and registered on May 3, 2004, under No. 5377, Book 24, Volume of Corporations; (30) as amended and registered on November 29, 2004 under No. 15158, Book 26, Volume of Corporations; (31) as amended and registered on June 30, 2005 under No. 7618, Book 28, Volume of Corporations; (32) as amended and registered on January 26, 2009 under No. 1537, Book 43, Volume of Corporations; (33) as amended and registered on August 4, 2009 under No. 12887, Book 45, Volume of Corporations; (34) as adopted by the extraordinary and regular shareholders’ meeting held on January 30, 2009, and to be registered in the Volume of Corporations; and (35) as adopted by the extraordinary and regular shareholders’ meeting held on March 27, 2009, and to be registered in the Volume of Corporations.

Objects and Purposes

Section 3 of our bylaws states that the object and purposes of the company is to do and engage in the following:

(a) perform the following operations:

(1)	explore, exploit, prospect for, detect, bore and drill hydrocarbons and any other kind of wells, as well as carry out activities related to mining extraction in general;

(2)	purchase, sell, lease and operate drilling equipment, its spare parts and accessories and enter into any contract, to perform any act and carry out any operation related to mining extraction;

(3)	manufacture, process, industrialize, purchase, sell, import, export and transport its own or third parties’ hydrocarbons and their by-products, whether they be liquid, solid or gaseous; and

(4)	enter into any kind of contracts for work and/or of service related to the aforementioned activities;

(b) commercial transactions through the import, export, purchase and sale, transportation and distribution of products and goods related to electric power and mining, including the exercise or performance of representations, commissions, consignments and agencies;

(c) financial transactions in general, including: loans and/or capital contributions to individuals or companies for present or future businesses; granting of bonds, guaranties and suretyships in favor of third parties; purchase and sale and management of shares, public bonds, debentures and other securities, except for the transactions stipulated in the limitations provided for in the Financial Entities Law and those transactions requiring public bidding;

(d) real estate transactions through the acquisition, sale, barter, construction, fractionation, exploitation and lease of urban and rural real estate, including cooperative property transactions and the creation of rights in rem;

(e) operation of navigation and maritime fluvial trade companies;

(f) power generation, transformation, transmission and distribution operations; and

(g) to render services or act as agent for itself or in favor of third parties.

In carrying out the aforementioned purposes and object, PESA has full capacity to perform any act, enter into any contract and carry out any transaction directly or indirectly related thereto.

Provisions of the Bylaws Relating to Directors

Section 9 of the bylaws states that the Board of Directors shall hold a meeting with the majority of its members present at the meeting, whether in person or remotely as long as they can each communicate among themselves through other means of simultaneous sound, image or word transmission, and shall adopt resolutions by the majority of the votes present thereat, including remote participants. The Board of Directors meets formally at least once every three months, and is composed of nine members. All members of the Board of Directors have one vote for any matter decided upon. For more information on the election of PESA’s Board of Directors, see “Item 6. Directors, Senior Management, and Employees—Directors and Senior Management—Petrobras Argentina S.A. Board of Directors.”

In accordance with our bylaws, in the event any members of the Board of Directors refrain from voting on account of having a conflict of interest or material interest in the matter at hand, the Board of Directors shall adopt resolutions by a majority of the members who did not refrain from voting for such reason. Participation and vote of remote participants as well as all transmission of data shall be registered in the minutes of the meetings. The Argentine Companies Law requires that directors refrain from voting on matters in which such director may have a conflict of interest.

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

All existing PESA Class A shares were converted into PESA Class B shares on March 11, 2009. There are no PESA Class A shares currently outstanding.

Cumulative Voting

Under the Argentine Companies Law, a shareholder is entitled to cumulative voting procedures for the election of up to one-third of the directors being elected. If any shareholder notifies us of its decision to exercise its cumulative voting rights no later than three business days prior to the date of a meeting, all shareholders are entitled, but not required, to exercise their cumulative voting rights. Under cumulative voting, the aggregate number of votes that a shareholder may cast is multiplied by the number of vacancies to be filled in the election, and each shareholder may allocate the total number of its votes among a number of candidates not to exceed one-third of the number of vacancies to be filled. Shareholders not exercising cumulative voting rights are entitled to cast the number of votes corresponding to their shares for each candidate. The implementation of a staggered board does not impede or prohibit the exercise of cumulative voting in any manner.

Preemptive Rights

In the event of a capital increase, a holder of existing common shares of a given class has a preemptive right to subscribe for a number of shares of the same class sufficient to maintain the holder’s existing proportionate holdings of shares of that class.

Preemptive rights also apply to the issuance of certain convertible securities (obligaciones negociables) but do not apply upon conversion of these securities. Holders of ADSs may be restricted in their ability to exercise preemptive rights if a prospectus under the Securities Act relating to those securities has not been filed or is not effective or an exemption from registration is not available. You should note that we are not obligated to file a registration statement with respect to the shares relating to preemptive or accretion rights. Preemptive rights are exercisable during the 30 days following the last publication of notice to the shareholders in the Official Gazette and an Argentine newspaper of wide circulation. Pursuant to the Argentine Companies Law, the 30-day period may be reduced to ten days by a decision of our shareholders adopted at an extraordinary shareholders’ meeting. Preemptive rights may be suspended or limited in extraordinary circumstances with the favorable vote of more than 50% of all outstanding voting shares at an extraordinary shareholders’ meeting at which all shares will be entitled to exercise one vote, regardless of whether there are shares with multiple votes where the purpose of the capital increases is to issue shares as consideration for a contribution of assets to the company or to repay outstanding obligations.

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

Appraisal Rights

Whenever our shareholders approve (1) a spinoff or merger in which we are not the surviving corporation, (2) a change in our corporate legal status, (3) a fundamental change in our corporate purpose, (4) a change of our domicile to a location outside Argentina, (5) a voluntary withdrawal from a public offering or delisting, (6) the continuation of our company in the case of a mandatory delisting or cancellation of the authorization for a public offering, (7) a capital increase approved by an extraordinary shareholders’ meeting which would require a disbursement by shareholders or (8) a total or partial recapitalization following a mandatory reduction of capital or liquidation, any shareholder that voted against this action may withdraw from our company and receive the book value of its shares, determined on the basis of our latest balance sheet prepared or that should have been prepared in accordance with Argentine laws and regulations, provided that this shareholder exercises its appraisal rights within the period set forth below. However, because of the absence of legal precedent directly on point, there is doubt as to whether holders of our ADSs will be able to exercise appraisal rights either directly or through the depositary with respect to Class B shares represented by our ADSs. Appraisal rights must be exercised within five days following the adjournment of the meeting at which the resolution was adopted, in the event that the dissenting shareholder voted against such resolution, or within 15 days following such adjournment if the dissenting shareholder did not attend such meeting and can prove that it was a shareholder on the date of such meeting. In the case of a merger or spinoff, appraisal rights may not be exercised if the shares to be received as a result of such transaction are authorized for public offering or listed. Appraisal rights are extinguished if the resolution giving rise to such rights is revoked at another shareholders’ meeting held within 60 days of the meeting at which the resolution was adopted.

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

Capital Increases and Reductions

Our capital stock may be increased by resolution of an ordinary shareholders’ meeting. Capital increases do not require an amendment of our bylaws, but must be approved by the CNV, published in the Official Gazette and registered with the Public Registry of Commerce. Capital reductions may be voluntary or mandatory. Voluntary reductions of capital must be approved by an extraordinary shareholders’ meeting and may take place only after notice is published and creditors are given an opportunity to obtain payment or collateralization of their claims or attachment. Reductions of capital are mandatory when losses have exceeded reserves or more than 50% of our stated capital.

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

We may repurchase fully paid shares of our capital stock with retained earnings or freely available reserves, upon a determination of the Board of Directors that this repurchase is necessary in order to avoid a material adverse effect to us. The Board of Directors’ determination must be explained to shareholders at the next annual shareholders’ meeting. We may also repurchase shares of our capital stock held by a company acquired by or merged with us. In either case, we are required to resell the shares purchased within one year and must give shareholders a preemptive right to purchase these shares. Any shares repurchased by us will not be considered in the determination of a quorum or a majority.

Preferred Shares

We may issue non-voting preferred shares or preferred shares with one vote per share. The economic preferences and rights of our preferred shares will be determined at the shareholders’ meeting authorizing the issue of the preferred shares. Non-voting preferred shares may vote one vote per share in the following circumstances: (1) if we are in default with respect to the payment of preferred share dividends, (2) if the events described under “—Meetings of Shareholders—Quorum and Voting Requirements” occur, or (3) if the preferred shares have been listed on a stock exchange and that listing is cancelled or suspended.

Liquidation

The liquidation of our Company may be carried out by our Board of Directors or by one or more liquidators appointed by the shareholders to wind up its affairs. In the event of liquidation, our assets will be applied to satisfy our debts and liabilities including liquidation expenses. Any remaining amounts will be distributed as follows: (1) the amount of the preferred shares issued shall be reimbursed at their paid-in, nominal value; (2) the amount of common shares shall be reimbursed at their paid-in, nominal value; (3) cumulative dividends in arrears on preferred shares shall be paid; and (4) the remaining balance shall be distributed pro rata among all holders of common shares.

Changes in Shareholder Rights

See “—Meetings of Shareholders” below.

Audit Committee

The bylaws of PESA state that the Company shall have an audit committee composed of three regular directors and an equal or smaller number of alternate members. For more details on our Audit Committee, see “Item 6. Directors, Senior Management and Employees—Board Practices—Audit Committee.”

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

Notices

Notice of shareholders’ meetings must be published for five days in the Boletín Oficial (the official gazette of the Republic of Argentina), in an Argentine newspaper of wide circulation and in the publications of Argentine exchanges or securities markets in which our shares are traded, at least ten days prior to the date on which the meeting is to be held as per the Argentine Companies Law, and at least 20 days prior to the meeting as per Decree No. 677/01. The notice must include information regarding the type of meeting to be held, the date, time and place of the meeting and the agenda. If there is no quorum at the meeting, notice for a meeting on second call must be published for three days, at least eight days before the date of the second meeting, and such second meeting must be held within 30 days of the date for which the first meeting was called. The first call and second call notices may be effected simultaneously in order for the meeting on second call to be held on the same day as the meeting on first call, but only in the case of ordinary shareholders’ meetings. Shareholders’ meetings may be validly held without notice if all shares of our outstanding capital stock are present and resolutions are adopted by unanimous vote.

The Board of Directors will determine appropriate publications for notice outside Argentina in accordance with requirements of jurisdictions and exchanges where our shares and ADSs are traded.

Quorum and Voting Requirements

The quorum for ordinary shareholder’s meetings on first call is a majority of the shares entitled to vote, and action may be taken by the affirmative vote of an absolute majority of the shares present that are entitled to vote on such action. If a quorum is not available, a second call meeting may be held at which action may be taken by the holders of an absolute majority of the shares present, regardless of the number of such shares. The quorum for extraordinary shareholders’ meetings on first call is 60% of the shares entitled to vote, and if such quorum is not available, a second call meeting may be held, for which there is no quorum requirement.

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

Limitations on Foreign Investment in Argentina

Under the Argentine Foreign Investment Law, as amended (the “FIL”), the purchase of stock by an individual or legal entity domiciled abroad or by a local company of foreign capital (as defined in the FIL) constitutes a foreign investment subject to the FIL. Foreign investments are generally unrestricted. However, foreign investments in certain industries are restricted to a certain percentage. No approval is necessary to purchase our Class B shares. The FIL does not limit the right of non-resident or foreign owners to hold or vote our Class B shares, and there are no restrictions in our bylaws limiting the rights of non-residents or non-Argentines to hold or vote our Class B shares.

However, General Resolution No. 7 passed in September 2003 by the IGJ and other related regulations set forth certain requirements for foreign entities registered with the IGJ. These regulations require, among other things, disclosure of information related to proprietary interests in assets located outside Argentina to be at least equivalent in value to those located inside Argentina. The entities must comply with these requirements in order to (1) perform activities on a regular basis through their Argentine branches (Section 118, Argentine Companies Law), or (2) exercise their ownership rights in Argentine Companies (Section 123, Argentine Companies Law). In cases where: (a) do not have assets outside Argentina; (b) the IGJ has concluded that the entities have non-current assets that are not materially significant compared to those non-current assets which are owned by them and located in Argentina; or (c) the entity’s address in Argentina becomes the place where this entity makes a majority of its decisions, corporate or otherwise, the entities may be required to amend and register their bylaws to comply with Argentine law, thereby becoming an Argentine entity subject to Argentine law according to Section 124 of the Argentine Companies Law. In addition, Argentine companies with shareholders consisting of such entities that fail to comply with these requirements may be subject to the following sanctions: (1) the IGJ may not register corporate decisions adopted by the Argentine company when its offshore shareholder votes as a shareholder and when that vote is essential in attaining a majority and any decisions made pursuant to such vote related to the approval of its annual balance sheet may be declared null and void for administrative purposes; (2) whether or not the vote of the offshore entity is necessary for purposes of determining quorum or majority, the IGJ may register the decision without considering that vote; and (3) the directors of the Argentine company may be held personally liable for actions taken by the Argentine company.

Change of Control

In 2001, the Argentine government issued Decree No. 677/01 which, among other things, established an optional statutory system for binding public offers, which regulates the change of control of a public company. According to this decree, if a person or entity, directly or indirectly, acquires a determined percentage of the voting shares of a public company with the intention of obtaining control, then that person or entity must publicly tender to purchase all of the target’s outstanding shares. Companies are free to opt out of the decrees requirement’s, provided they do so expressly in their bylaws. We, with the approval of our shareholders, have opted out of these requirements. This does not prevent an acquiror from voluntarily commencing an offer for all of our shares.

MATERIAL CONTRACTS

We are party to a number of material financing agreements, including the underlying agreements for the company’s Global Bond Program, and letters of credit entered into to backstop certain financial commitments under the Ship or Pay contract with OCP. These agreements and other financing agreements are briefly described under “Item 5. Operating and Financial Review and Prospects—Off-Balance Sheet Transactions,” “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing activities” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources— Description of Indebtedness.”

On September 12, 2012, PESA appointed JPMorgan Chase Bank, N.A. as depositary for the Company’s ADR program. The program was transferred from Citibank, N.A. to JPMorgan Chase Bank, N.A. on September 13, 2012 and the contract has a duration of five years.

On July 13, 2012, in connection with the restructuring of CIESA’s indebtedness, CIESA, Grupo Pampa and PESA entered into (i) a settlement agreement and (ii) a fifth amendment to the CIESA Restructuring Agreement. See “Item 4. Information on the Company—Gas and Energy—Gas Transportation—TGS—Our Interest in TGS and Corporate Developments,” “Item 5. Operating and Financial Review and Prospects—Factors affecting our consolidated results of operations—Regulation of the Energy Industry in Argentina—CIESA’s Debt Restructuring” and Exhibits 4.3 and 4.4 to this Annual Report.

Our agreements with related parties are described in “Related Party Transactions” under Item 7.

EXCHANGE CONTROLS

For more information on exchange controls imposed by the Argentine government, see “Item 3. Key Information—Exchange Rates,” “Item 3. Key Information—Exchange Controls” and “Item 5. Operating and Financial Review and Prospects—Description of Indebtedness.”

TAXATION

The discussion in this section, “Taxation,” describes tax matters relating to the acquisition, ownership and disposition of our Class B shares and ADSs, pursuant to the Deposit Agreement entered into with JPMorgan Chase Bank, N.A. (previously Citibank, N.A.) as depositary.

There is at present no income tax treaty between Argentina and the United States.

Argentine Taxes

General

This discussion describes the principal Argentine tax consequences of the acquisition, ownership and disposition of our Class B shares or ADSs, but it does not purport to be a comprehensive description of all of the Argentine tax considerations that may be relevant to your decision to acquire our Class B shares or ADSs. In this description of Argentine tax law, the purchase, sale or disposition of ADSs is treated as a purchase, sale or disposition of Class B shares.

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

Dividends

Dividends paid on our Class B shares or ADSs, whether in cash, property or other equity securities, and any other payment in kind, are not subject to income tax withholding, except for dividends paid in excess of the Company’s taxable accumulated income for the previous fiscal period, which are subject to withholding at the rate of 35% on such excess. This is a final tax and it is not applicable if dividends are paid in shares (acciones liberadas).

With respect to dividends paid to shareholders residing abroad, such withholding may be reduced by a tax treaty between Argentina and their country of residence.

JPMorgan Chase Bank, N.A. is our paying agent in the United States. See “Item 8. Financial Information—Dividends” and “Item 9. Offering and Listing.”

Capital reductions and other distributions

Capital reductions and redemptions of our Class B shares and ADSs are not subject to income tax up to an amount equivalent to the contributed capital corresponding to the Class B shares and ADSs to be redeemed. Any distribution exceeding this amount will be considered as a dividend for tax purposes and subject to withholding tax (at the rate of 35%), as described above.

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

For purposes of the above paragraph, shareholdings or interests in companies governed by the Argentine Companies Law held by companies or any other kinds of corporations incorporated in other countries are presumed to indirectly belong to individuals domiciled abroad or to undivided estates located abroad. Contrary evidence is not accepted to rebut this presumption.

Tax treaties

There is currently no income tax treaty or convention between Argentina and the United States.

Other taxes

There is no inheritance, gift, succession or VAT applicable to the ownership, transfer, exchange or disposition of our Class B shares or ADSs, except for the inheritance tax applicable only to corporations or individuals with tax domicile in the Province of Buenos Aires. The tax rate ranges between 4% and 22% depending on the relationship.

There is neither VAT nor gross revenue tax applicable to the ownership, transfer, exchange or disposition of our Class B shares or ADSs.

Our Class B shares or ADSs owned by legal entities (corporations, partnerships, certain associations and trusts organized in Argentina and permanent establishments owned by foreign beneficiaries) are exempt from tax on minimum presumed income.

Commissions paid on brokerage transactions for the sale of our Class B shares on the Buenos Aires Stock Exchange are subject to a VAT at a rate of 21%.

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

In general, for United States federal income tax purposes, if you hold our ADSs, you will be treated as the beneficial owner of our Class B shares represented by those ADSs. For purposes of this discussion, you are a U.S. holder if you are a beneficial owner of our Class B shares and you are, for United States federal income tax purposes, (a) an individual who is a citizen or resident of the United States, (b) a corporation (or other business entity treated as a corporation) created or organized in or under the laws of the United States or of any state or the District of Columbia, or (c) otherwise subject to United States federal income taxation on a net income basis with respect to the ADSs or the Class B shares.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder with respect to the ADSs will generally be subject to taxation at preferential rates if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for United States federal income tax purposes with respect to our 2011 or 2012 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2013 taxable year.

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

Upon a sale, exchange or other disposition of our Class B shares or ADSs, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized on such disposition (which, in the event of a redemption, will include any amount withheld by us in respect of Argentine taxes imposed on such redemption) and the U.S. holder’s adjusted tax basis in our Class B shares or ADSs (which, generally, is the U.S. dollar cost thereof). Any gain that you recognize generally will be treated as U.S. source income for United States foreign tax credit purposes. Consequently, if a withholding tax is imposed on such gain, you will not be able to use any corresponding tax credit unless you have other foreign source income of the appropriate type in respect of which the credit may be used. Long-term capital gains recognized by an individual holder are generally taxable at preferential rates. Capital losses may be deducted from the U.S. holder’s taxable income, subject to limitations.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our results of operations and financial condition are exposed to market risk from three principal areas: (1) commodity price risk, (2) foreign currency exchange rate risk and (3) interest rate risk. We periodically review the risks associated with our businesses at a senior management level, based on an approach that has evolved from an independent analysis of each business unit to a risk management strategy that focuses on measuring and monitoring the risks that affect our overall portfolio of assets. We believe our risk management strategy, which is consistent with our business integration strategy, allows for efficient growth in the vertical integration of our business, while balancing market risks in the business value chain.

For further information on our market risks, please see Note 4 to our audited consolidated financial statements.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A- Not applicable.

B- Not applicable.

C- Not applicable.

12.D – American Depositary Shares

Fees and Charges Applicable to ADS Holders

Effective September 13, 2012, JPMorgan Chase Bank, N.A. succeeded Citibank, N.A. as the depositary for our ADR program.

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

Holders of ADSs and persons depositing or withdrawing shares or ADSs, or persons to whom distributions are made, must pay:

Rate:	For:

Up to U.S.$5.00 per 100 ADSs (or portion thereof)

Issuance of ADSs, including issuances against deposit of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by the Company, or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or the deposited securities.

Surrender of ADSs for the purpose of withdrawal of deposited securities or cancellation or reduction of ADSs for any other reason.

U.S.$0.05 or less per ADS	Any cash distribution.

U.S.$1.50 per ADR or ADRs	Transfers.

U.S.$0.05 or less per ADS per calendar year (or portion thereof)	Services performed by the depositary in administering the ADRs.

Registration fees	Registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities.

Expenses of the depositary

Cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or holders delivering shares, ADRs or deposited securities.

Conversion of foreign currency into U.S. dollars.

Taxes and other governmental charges	As necessary.

Fees and Direct and Indirect Payments Made by the Depositary to the Company

Past Fees and Payments

During 2012, the Company received from the depositary a reimbursement of U.S.$43,000 for annual NYSE listing fees.

Future Fees and Payments

The depositary may reimburse the Company for certain expenses incurred by the Company in respect of the ADR program established pursuant to the Deposit Agreement upon such terms and conditions as the Company and the depositary have agreed and as may be further agreed upon from time to time. The Company shall pay to the depositary such fees and charges and reimburse the depositary for such reasonable out-of-pocket expenses as the depositary and the Company may agree from time to time.

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2012. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that they file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

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

The Company’s management assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2012. In making this assessment, management used the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluations and those criteria, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2012.

Our assessment of internal controls over financial reporting excludes the internal control over financial reporting of PELSA, which is consolidated into our audited consolidated financial statements as of December 31, 2012. As allowed under certain SEC guidance, management’s assessment of internal control over financial reporting excludes the operations of PELSA, which was acquired on May 31, 2012. These operations constituted, Ps. 1,786 million of total assets and Ps. 818 million of total sales.

(c) Attestation Report of the Registered Public Accounting Firm

Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm, has audited our effectiveness of internal controls over financial reporting as of December 31, 2012. The report on the audit of our internal controls over financial reporting is included in our audited consolidated financial statements, together with PwC’s report on the consolidated financial statements as of December 31, 2012, on pages F-3 through F-4.

(d) Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act during the period covered by this Annual Report on Form 20-F that have materially affected or are reasonable likely to materially affect our internal control over financial reporting. Additionally, there have been no changes in our internal controls over financial reporting or other factors that have occurred subsequent to the balance sheet date and through the date of this Annual Report that might materially and adversely affect our internal controls over financial reporting as of December 31, 2012.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Cedric Bridger is an “audit committee financial expert,” and that Mr. Bridger is independent, within the meaning of this Item 16A. See “Item 6. Directors, Senior Management and Employees – Audit Committee.”

Item 16B. CODE OF ETHICS

We have adopted a code of ethics, as defined in Item 16B of Form 20-F. Our code of ethics applies to our chief executive officer and our chief financial officer, as well as to other executive officers and employees. Our code of ethics is available on our web site at http://www.petrobras.com.ar, in the section “Corporate Governance,” inside the section entitled “Investor Center.”

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

Fees for professional services provided to us by our independent auditors during the fiscal years ended December 31, 2012 and 2011 in each of the following categories are discussed below:

The following table summarizes the fees for professional services provided to PESA, on a consolidated basis:

	Year ended December 31,
	2012	2011
	(in millions of pesos)
Audit fees	8.4	10
Audit-related fees	—	—
Tax fees	—	—

Total fees	8.4	10

Audit fees. Audit fees in the above table are mainly for professional services rendered in connection with the audit of our consolidated annual financial statements and the review of our quarterly reports and statutory audits of the financial statements of certain of our subsidiaries.

Independent Auditors. For the year ended December 31, 2012, Price Waterhouse & Co. S.R.L., a member firm of Pricewaterhouse Coopers, served as our independent auditors and audited our financial statements.

For the year ended December 31, 2011, KPMG (formerly Sibille), a member firm of KPMG International Cooperative, and Price Waterhouse & Co. S.R.L., a member firm of Pricewaterhouse Coopers, served as our independent auditors and audited our financial statements.

The shareholders’ meeting of PESA held on March 21, 2013 designated Price Waterhouse & Co. S.R.L., a member firm of Pricewaterhouse Coopers, as PESA’s independent auditors for the year ending December 31, 2013.

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

All services performed by the independent auditor during 2012 were approved by the Audit Committee in accordance with this policy and the aforementioned procedures. This approval applied to the audit of all of our subsidiaries.

Item 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

From January 1, 2012 to December 31, 2012, no purchases of our ordinary shares or ADSs were made by us or on our behalf or by any affiliated purchaser.

On December 31, 2009, the account of “Treasury Shares” related to 3,385,947 Company shares resulting from the exchange of 9,431,210 Class B shares of PEPSA held by the Company.

During 2010, pursuant to the conditions provided of Section No. 220 of the Argentine Companies Law, the Company sold these treasury shares under the preemptive right provisions set forth in Sections 221 and 194 of the Argentine Companies Law, and subsequently transferred to Optimum Petrobras Trust the remaining 3,277,418 treasury shares of the Company.

The Company, in its capacity as trustor, entered into a trust agreement with BNP Paribas Argentina Investment Partners S.A., in its capacity as trustee. The trust assets consist of shares of the Company which as of December 31, 2012 numbered 5,808,428. The sole purpose of the trust is to make periodical contributions of shares and/or funds resulting from the sale of the shares for the Company to comply with the funding obligations under its Compensatory Fund and the Employees’ Supplementary Pension Plan.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Our financial statements as of and for the years ended December 31, 2007 through December 31, 2011 were audited by KPMG.

The shareholders’ meeting of PESA held on March 29, 2012 designated PwC as PESA’s independent auditors for the year ending December 31, 2012. The decision to change our independent auditors was approved by the Audit Committee.

The audit report of KPMG on our financial statements as of and for the years ended December 31, 2006 through December 31, 2011 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audit of our financial statements as of and for the fiscal years ended December 31, 2006 through December 31, 2011, and through the period ended August 31, 2012, there were no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of KPMG would have caused them to make reference in connection with its reports to the subject matter of the disagreements.

In connection with the audit of our financial statements as of and for the fiscal years ended December 31, 2011 and 2010, and through the period ended August 31, 2012, there were no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).

Item 16G. CORPORATE GOVERNANCE

Companies listed on the NYSE must comply with certain standards regarding corporate governance as codified in Section 303A of the NYSE’s Listed Company Manual, as amended. Nevertheless, the Company, while a listed company, also qualifies as a foreign private issuer and, as such, is permitted to follow its home country corporate governance practices, governed by the Argentine Companies Law, Capital Market Law No. 26,381 and the Standards of the CNV, in lieu of the provisions of Section 303A, except that it is required to comply with Sections 303A.06, 303A.11 and 303A.12(b) and (c).

Accordingly:

(i) we must satisfy the audit committee requirements of Rule 10A-3 under the Exchange Act (“Rule 10A-3”) (Section 303A.06);

(ii) we must provide a brief description of any significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards (Section 303A.11); and

(iii) (a) our chief executive officer (as of the date hereof, Mr. Carlos Alberto da Costa) must promptly notify the NYSE in writing after any executive officer of the Company becomes aware of any non-compliance with the applicable NYSE corporate governance rules (Section 303A.12(b)); and (b) we must submit an executed written affirmation (in relation to the members of our audit committee) annually, or interim written affirmations, if required, to the NYSE (Section 303A.12(c)).

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

Section of the NYSE Listed Company Manual	New York Stock Exchange Corporate Governance Rules for Domestic Issuers	Our Practices

303A.01	Independent Directors

	Listed companies must have a majority of independent directors on their board of directors. “Controlled companies,” which would include our company if it were a U.S. issuer, need not comply with this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, a group or another company, rather than the public.	Argentine law does not require us to have a majority of independent board members. Only the majority of the directors on the Audit Committee must be independent.

303A.02	Independence Tests

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

At our annual shareholders’ meeting, our shareholders determine in accordance with Resolution No. 368 of the CNV and Capital Market Law No. 26,381 whether or not each of our directors is independent based on the following criteria. Pursuant to the above mentioned resolution, a director is not independent if such director is:

(1) a member of management or an employee of shareholders who hold significant interests in the issuer, or of other entities in which these shareholders hold either directly or indirectly significant interests, or over which these shareholders exercise a significant influence;

(b) In addition, a director is not independent if:

	(i) the director is, or has been within the last three years, an employee, or an immediate family member is, or has been within the last three years, an executive officer, of the listed company, its parent or a consolidated subsidiary, other than employment as interim chairman or chief executive officer or other executive officer;	(2) an employee of the issuer or was an employee of the issuer in the last three years;

Section of the NYSE Listed Company Manual	New York Stock Exchange Corporate Governance Rules for Domestic Issuers	Our Practices
	(ii) the director has received, or has an immediate family member who has received, during any 12-month period within the last three years, more than U.S.$120,000 in direct compensation from the listed company, its parent or a consolidated subsidiary, other than director and committee fees and pension or other forms of deferred compensation for prior services (provided such compensation is not contingent in any way on continued service);	(3) a person who has professional relations with or is part of a company or professional association that maintains professional relations with, or that receives remunerations or fees (other than directors’ fees) from, the issuers or from its shareholders that hold either directly or indirectly significant interests in or exercise a significant influence over the issuer, or in which such shareholders hold either directly or indirectly significant interests or over which they exercise a significant influence;

	(iii) (A) the director is a current partner or employee of a firm that is the listed company’s internal or external auditor; (B) the director has an immediate family member who is a current partner of such firm; (C) the director has an immediate family member who is a current employee of such firm and personally works on the company’s audit; or (D) the Director or an immediate family member was within the last three years a partner or employee of such firm and personally worked on the company’s audit within that time;	(4) a person who is either directly or indirectly a holder of significant interests in the issuer or in an entity that has significant interests in or exercises a significant influence over the issuer;

	(iv) the director or an immediate family member is, or has been with the last three years, employed as an executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee;	(5) the member is married or is a family member, up to fourth degree by blood or up to second degree by affinity, to an individual who would not qualify as independent; and

	(v) the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company, its parent or a consolidated subsidiary for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of U.S.$1 million or 2% of such other company’s consolidated gross revenues.	(6) a person who sells or provides either directly or indirectly goods or services to the issuer or to shareholders that hold either directly or indirectly significant interests in or exercise a significant influence over the issuer, and receives compensation for such services that is substantially higher than that payable to a director.

“Significant interests” shall mean shareholdings that represent at least 35% of the capital stock of the relevant entity, or a smaller percentage when the person has the right to elect one or more directors by class of shares or by having entered into shareholders, agreements relating to the governance and management of the relevant entity or of its controlling shareholders.

There is a three-year “look-back” period before non-independent directors can be considered independent.

“Immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, and anyone (other than domestic employees) who share such person’s home.

Cedric Bridger, Roberto Luis Monti, Juan Fattobene, Alejandro Poletto and David René Jacoby are currently members of our Board of Directors who qualify as independent directors pursuant to the factors listed above.

Section of the NYSE Listed Company Manual	New York Stock Exchange Corporate Governance Rules for Domestic Issuers	Our Practices

303A.03	Executive Sessions

	The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.	Under Argentine Law, a board of directors must meet at least once every three months.
Carlos Alberto da Costa and Luis Miguel Sas, in addition to serving on the Board of Directors, have management positions. Our other seven directors are non-managing directors. The non-managing directors do not meet at regularly scheduled executive sessions without the presence of the managerial directors. See “Item 6. Directors, Senior Management and Employees — Directors and Senior Management — Board of Directors.”

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

However, at its October 6, 2006 meeting, in order to better supervise salary and compensation matters, our Board of Directors created a Compensation Committee, whose purpose is to assure the compliance with and revise, whenever necessary, policies relating to compensation that aim to provide the Company with greater flexibility to make more effective decisions. The Committee meets to approve matters relating to compensation policy, including variable compensation practices. The Committee, composed of Directors Roberto Luis Monti, Paulo Cézar Amaro Aquino and Carlos Alberto da Costa, must report to the Board of Directors at least semiannually.

303A.06 303A.07	Audit Committee

Listed companies must have an Audit Committee with a minimum of three independent, financially literate members (at least one member must have accounting or related financial management expertise) that satisfy the independence requirements of Rule 10A-3.

The Committee must have a written charter that addresses its purpose, annual performance evaluation and duties and responsibilities.

Listed companies must have an internal audit function.

The Audit Committee is an advisory committee to the Board of Directors. Argentine law requires that the audit committee be composed of three members from the Board of Directors (with a majority of independent directors), all of whom are well-versed in business, financial or accounting matters. The Audit Committee is composed of three directors, who each satisfy the independence requirements of Rule 10A-3. One member of our Audit Committee, Mr. Cedric Bridger, qualifies as a “financial expert” within the meaning of Item 16A of Form 20-F. See “Item 16A. Audit Committee Financial Expert.”

Section of the NYSE Listed Company Manual	New York Stock Exchange Corporate Governance Rules for Domestic Issuers	Our Practices

Our Audit Committee is responsible for, among other things: (1) monitoring and evaluating the activities of the internal and external auditors, (2) supervising the process for preparation of our financial statements, (3) ensuring that our financial statements comply with applicable legal requirements, (4) providing the market with complete information with respect to transactions where members of corporate bodies or controlling shareholders of ours have conflicts of interest, and (5) opining on the reasonableness of compensatory plans for directors and managers. See “Item 6. Directors, Senior Management and Employees - Board Practices - Audit Committee.”

Under Argentine law, the shareholders must appoint the external auditor. The Board of Directors may present a proposal regarding the appointment of the external auditor to the shareholders’ meeting. The Audit Committee must issue an opinion on any such proposal presented to the shareholders.

We also have an internal audit department.

In accordance with Argentine law, we also have established a Statutory Supervisory Committee that is comprised of three members and three alternate members, approved by our shareholders. Members of the Statutory Supervisory Committee are not members of our Board of Directors. The primary responsibilities of the Statutory Supervisory Committee are to monitor the Board of Directors’ and management’s compliance with the Argentine Companies Law, our bylaws and our shareholders’ resolutions. The Statutory Supervisory Committee also performs other functions, including: (1) attending meetings of the Board of Directors and shareholders, (2) calling extraordinary shareholders’ meetings when deemed necessary or when required by shareholders, in accordance with the Argentine Companies Law, (3) presenting a report on the reports of the Board of Directors and the annual financial statements at ordinary shareholders’ meetings, and (4) investigating written complaints of shareholders representing not less than 2% of the capital stock. See “Item 6. Directors, Senior Management and Employees — Board Practices — Statutory Supervisory Committee.”

303A.08	Shareholder Approval of Equity Compensation Plans

	Shareholders must be given the opportunity to vote on equity compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans as set forth in the NYSE rules.	Our Board of Directors approves equity compensation plans for our executive officers and senior management. For a description of our stock option programs for our executive officers and senior management see “Item 6. Directors, Senior Management and Employees—Compensation.”

The Audit Committee issues an opinion on the reasonableness of the Board of Directors’ proposals regarding fees and executive equity compensation plans.

Section of the NYSE Listed Company Manual	New York Stock Exchange Corporate Governance Rules for Domestic Issuers	Our Practices

303A.09	Corporate Governance Guidelines

	Listed companies must adopt and disclose corporate governance guidelines.	Adoption of corporate governance guidelines is not required by Argentine law, but the CNV requires companies to publicly report annually on their adoption of certain recommended corporate governance practices. We have nonetheless adopted the practice of issuing corporate governance policies, and public reports on these policies, on an annual basis, as required by the CNV.

303A.10	Code of Business Conduct and Ethics

	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Conduct and Business Ethics applicable to all employees. See “Item 16B. Code of Ethics.” Any amendment to the code will be disclosed on our web site at www.petrobras.com.ar.

303A.12	Certification Requirements

(a) Each listed company chief executive officer must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary.

(b) Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with any applicable provisions of Section 303A of the NYSE Listed Company Manual.

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

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 17. FINANCIAL STATEMENTS

Not applicable.

Item 18. FINANCIAL STATEMENTS

Pages F-1 to F-134 and S-1 to S-12 of this Annual Report are incorporated herein by reference. We have included in this Annual Report, in addition to our audited consolidated financial statements: (i) the consolidated financial statements of CIESA for the years ended December 31, 2012, 2011 and 2010, together with the notes thereto (the “CIESA Financial Statements”), beginning on page F-88 of this Annual Report, because for the year ended December 31, 2012 CIESA was, in reference to PESA, a significant 50 percent or less owned person pursuant to Rule 3-09 of Regulation S-X; and (ii) unaudited oil and gas supplementary disclosures under ASC Topic 932, beginning on page S-1 of this Annual Report. The CIESA Financial Statements have been prepared in accordance with Argentine GAAP and, with respect to the financial information of CIESA as of and for the year ended December 31, 2012 only, were audited by PwC, as described in its audit report on the CIESA Financial Statements included on page F-88 of this Annual Report. The financial information of CIESA as of and for the years ended December 31, 2011 and 2010 in the CIESA Financial Statements has not been audited.

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

Exhibit		Incorporated by Reference					Filed
Number	Description	Filer	Form	Date	No.		Herewith
1.1	English translation of bylaws (estatutos sociales) of Petrobras Energía S.A.	PESA	20-F	6/30/09	1.2

2.1	Form of Deposit Agreement among Petrobras Energía S.A., Citibank, N.A., as depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.	PESA	20-F	6/24/10	2.1

2.2	Form of Amended and Restated Deposit Agreement among Petrobras Argentina S.A., JPMorgan Chase Bank, N.A., as depositary, and all holders from time to time of ADRs issued thereunder, including the Form of American Depositary Receipt.	PESA	F-6	9/5/12	(a	)

2.3	Amended and Restated Indenture, dated August 1, 2002, amending and restating the Indenture dated May 1, 1998, between Petrobras Energía S.A. and Citibank, N.A.	PEPSA	20-F	6/30/03	2.11

Exhibit		Incorporated by Reference				Filed
Number	Description	Filer	Form	Date	No.	Herewith

4.1	Restructuring Agreement dated as of September 1, 2005 among Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Enron Pipeline Company Argentina S.A., ABN AMRO BANK N.V. Sucursal Argentina, and the Creditors named therein.	PEPSA	20-F	6/29/06	4.4

4.2	Third Amendment to the Restructuring Agreement dated as of March 25, 2008 among Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Enron Pipeline Company Argentina S.A., ABN AMRO BANK N.V. Sucursal Argentina, and AEI.	PEPSA	20-F	6/27/08	4.2

4.3	Fifth Amendment to the Restructuring Agreement dated as of July 13, 2012 among Compañía de Inversiones de Energía S.A., Petrobras Argentina S.A., Petrobras Hispano Argentina S.A., Pampa Energía S.A., Pampa Inversiones S.A., Inversiones Argentina I, EPCA S.A. and The Royal Bank of Scotland N.V., Sucursal Argentina.					X

4.4	Settlement Agreement dated July 13, 2012 among Compañía de Inversiones de Energía S.A., Petrobras Argentina S.A., Petrobras Hispano Argentina S.A., Pampa Energía S.A., Pampa Inversiones S.A. and Inversiones Argentina I.					X

4.5	Loan Agreement Number 0088/2005, dated February 21, 2005, between Petrobras Energía S.A., as borrower, and Petrobras International Braspetro B.V., as lender (English translation).	PEPSA	20-F	6/30/05	2.16

4.6	Loan Agreement, dated December 15, 2008, between Petrobras International Braspetro B.V., as borrower, and Petrobras Energía S.A., as lender (English translation).	PEPSA	20-F	6/30/09	4.4

4.7	Loan Agreement, dated December 15, 2008, between Petrobras International Braspetro B.V., as borrower, and Petrobras Holding Austria AG, as lender (English translation).	PEPSA	20-F	6/30/09	4.5

4.8	Stock Purchase Agreement, dated December 21, 2007, between Petrobras Energía, S.A., as seller, and Petrobras International Braspetro B.V., as purchaser.	PEPSA	20-F	6/27/08	4.7

4.9	Stock Purchase Agreement, dated April 27, 2009, between Petrobras Energía S.A., as seller, and Petrobras International Braspetro B.V., as purchaser.	PEPSA	20-F	6/30/09	4.7

5.0	Share Purchase Agreement, dated May 31, 2012, between Petrobras Participaciones S.L., as Vendor, and Petrobras Argentina S.A., as Purchaser.					X

5.1	DeGolyer and MacNaughton reserves report, dated January 15, 2013.					X

8.1	List of Subsidiaries of Petrobras Argentina S.A.					X

12.1	Petrobras Argentina S.A. CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 29, 2013.					X

12.2	Petrobras Argentina S.A. CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 29, 2013.					X

13.1	Petrobras Argentina S.A. CEO Certification furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 29, 2013.					X

13.2	Petrobras Argentina S.A. CFO Certification furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 29, 2013.					X

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

PETROBRAS ARGENTINA S.A.

By:	/s/ Carlos Alberto da Costa
Name:	Carlos Alberto da Costa
Title:	Chief Executive Officer

By:	/s/ Luis Miguel Sas
Name: Title:	Luis Miguel Sas Chief Financial Officer

Date: April 29, 2013

INDEX TO FINANCIAL STATEMENTS

PETROBRAS ARGENTINA S.A.

Report of independent registered public accounting firm on the consolidated financial statements and on Internal Control over Financial Reporting of Petrobras Argentina S.A. as of December 31, 2012	F-3

Report of independent registered public accounting firm on the consolidated financial statements of Petrobras Argentina S.A. as of December 31, 2011 and 2010	F-5

Consolidated statements of income of Petrobras Argentina S.A. for the years ended December 31, 2012, 2011 and 2010	F-6

Consolidated statements of comprehensive income of Petrobras Argentina S.A. for the years ended December 31, 2012, 2011 and 2010	F-7

Consolidated statements of financial position of Petrobras Argentina S.A. as of December 31, 2012, 2011 and 2010	F-8

Consolidated statements of changes in equity of Petrobras Argentina S.A. for the years ended December 31, 2012, 2011 and 2010	F-9

Consolidated statements of cash flows of Petrobras Argentina S.A. for the years ended December 31, 2012, 2011 and 2010	F-10

Notes to the IFRS consolidated financial statements of Petrobras Argentina S.A. for the years ended December 31, 2012, 2011 and 2010	F-11

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

Report of independent registered public accounting firm on the consolidated financial statements of Compañía de Inversiones de Energía S.A. as of December 31, 2012	F-88

Consolidated statements of income of Compañía de Inversiones de Energía S.A. for the years ended December 31, 2012, 2011 and 2010	F-89

Consolidated balance sheets of Compañía de Inversiones de Energía S.A. as of December 31, 2012, 2011 and 2010	F-90

Consolidated statements of cash flows of Compañía de Inversiones de Energía S.A. for the years ended December 31, 2012, 2011 and 2010	F-91

Consolidated statements of changes in equity of Compañía de Inversiones de Energía S.A. for the years ended December 31, 2012, 2011 and 2010	F-92

Notes to the consolidated financial statements of Compañía de Inversiones de Energía S.A. for the years ended 2012, 2011 and 2010	F-93

OIL AND GAS SUPPLEMENTARY DISCLOSURES (Unaudited)	S-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Petrobras Argentina S.A.

In our opinion, the accompanying consolidated statement of financial position as of December 31, 2012, and the related consolidated statements of income, comprehensive income and changes in equity for the year ended December 31, 2012, present fairly, in all material respects, the financial position of Petrobras Argentina S.A. and its subsidiaries at December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15 to the Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audit. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management’s Annual Report on Internal Control Over Financial Reporting, appearing under Item 15, management has excluded Petrolera Entre Lomas S.A. from its assessment of internal control over financial reporting as of December 31, 2012 because this subsidiary was acquired during 2012. We have also excluded Petrolera Entre Lomas S.A. from our audit of internal control over financial reporting. These operations constituted, Ps. 1,786 million of total assets and Ps. 818 million of total sales.

Autonomous City of Buenos Aires, April 29, 2013

PRICE WATERHOUSE & CO. S.R.L.

By: /s/ Miguel A. Urus (Partner)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Petrobras Argentina S.A.

We have audited the accompanying consolidated statements of financial position of Petrobras Argentina S.A. and subsidiaries (“PESA” or “the Company”) as of December 31, 2011, 2010 and 2009 and as of January 1, 2009, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PESA and subsidiaries as of December 31, 2011, 2010 and 2009 and as of January 1, 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Buenos Aires, Argentina

August 31, 2012

KPMG

(Formerly Sibille)

Member firm of KPMG International Cooperative

Graciela C. Laso

Partner

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Stated in millions of Argentine pesos)

	Notes	12/31/2012	12/31/2011	12/31/2010

Continuing operations
Sales		12,765	11,104	10,310
Cost of sales	6	(9,619)	(8,462)	(7,474)

Gross profit		3,146	2,642	2,836

Administrative and selling expenses	7	(1,433)	(1,205)	(1,329)
Exploration expenses	8	(212)	(391)	(190)
Other operating expenses, net	9	(121)	(831)	(454)
Share of profit of equity accounted investees	13.3	(148)	(36)	(97)

Operating income		1,232	179	766

Financial results
Financial income	10	442	289	291
Financial costs	10	(512)	(465)	(547)

Income before income tax		1,162	3	510

Income tax	23	(492)	(15)	(154)

Income from continuing operations		670	(12)	356

Discontinued operations
Income from discontinued operations	18.4	—	706	275

Net income		670	694	631

Result per share basic / diluted (in pesos)
From continuing operations	11	0.305	(0.004)	0.173
From discontinued operations	11	—	0.350	0.136

Total		0.305	0.346	0.309

Attributable to:
Shareholders of the Company		615	698	625
Non-controlling interest		55	(4)	6

Total		670	694	631

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Stated in millions of Argentine pesos)

			2012	2011	2010

Net income for the year			670	694	631

Other comprehensive income (net of taxes)
Foreign currency translation
Exchange differences resulting from debt designated as hedge of net investments	(a	)	6	1	29
Transferred to income	(b	)	—	(134)	—
Recognized to non-controlling interest			39	—	—

Other comprehensive income related to our equity accounted investees
Translation adjustment			7	12	6

Other comprehensive income for the year			52	(121)	35

Total other comprehensive income			722	573	666

Total comprehensive income for the year
From continuing operations			722	1	362
From discontinued operations			—	572	304

Attributable to:
Shareholders of the Company			628	577	660
Non-controlling interest			94	(4)	6

Total			722	573	666

(a)	Net effect of exchange differences arising from the indebtedness designated as a hedge of the net foreign investment (Note 2.6.6).
(b)	Arising from the sale of Innova (Note 18.3).

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2012, 2011 AND 2010

(Stated in millions of Argentine pesos)

	Notes	2012	2011	2010

CURRENT ASSETS
Cash and cash equivalents	12	1,260	1,192	2,113
Other investments	14	20	21	42
Trade receivables	15	2,168	1,871	1,468
Other receivables	15	1,553	1,070	1,761
Inventories	16	1,023	970	1,052
Assets classified as held for sale	2.6.3	—	—	142

Total current assets		6,024	5,124	6,578

NON-CURRENT ASSETS
Trade receivables	15	86	211	223
Other receivables	15	238	896	283
Inventories	16	45	39	35
Other investments	14	279	348	271
Investments in associates	13.2	3,006	2,943	2,969
Investments in companies under joint control	13.1	689	724	691
Property, plant and equipment	17	8,480	7,056	7,295

Total non-current assets		12,823	12,217	11,767

Total assets		18,847	17,341	18,345

EQUITY
Capital Stock	19	2,019	1,010	1,010
Other items in Capital		2,186	2,186	2,186
Reserve	21	5,953	448	448
Other		(693)	—	—
Unappropriated retained earnings	20	555	6,665	6,150
Deferred income		44	31	152

Total shareholders’ equity attributable to shareholders of the Company		10,064	10,340	9,946
Non-controlling interest		506	3	7

Total equity		10,570	10,343	9,953

CURRENT LIABILITIES
Accounts payable		1,863	1,572	1,568
Short-term loans	22.3	1,108	40	584
Payroll and social security taxes		258	194	184
Taxes payable		470	310	442
Provisions	25	643	516	505

Total current liabilities		4,342	2,632	3,283

NON-CURRENT LIABILITIES
Accounts payable		172	184	166
Long-term loans	22.3	1,558	2,182	3,403
Defined benefit plans	24	247	188	157
Deferred income tax liabilities	23	354	245	398
Provisions	25	1,604	1,567	985

Total non-current liabilities		3,935	4,366	5,109

Total liabilities		8,277	6,998	8,392

TOTAL LIABILITIES AND EQUITY		18,847	17,341	18,345

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Stated in millions of Argentine pesos)

		Attributable to shareholders of the company
		Capital stock					Retained earnings
							Reserve income
	Notes	Capital stock	Adjustment to capital stock	Additional paid-in capital from merger	Treasury stock	Additional paid-in capital on sales of stock of parent	Legal reserve	Future investment reserves	Future dividends reserve	Other (2)	Unappropriated retained earnings	Deferred income (3)	Total	Non- controlling interest	Total equity
Balances as of December 31, 2009		1,010	1,230	912	(33)	56	448	—	111	—	5,689	117	9,540	1	9,541

Other comprehensive income for the year		—	—	—	—	—	—	—	—	—	—	35	35	—	35

Shareholders’ decisions of March 26, 2010:

- Future dividends reserve	(4)	—	—	—	—	—	—	—	164	—	(164)	—	—	—	—

- Cash dividends	(4) (5)	—	—	—	—	—	—	—	(275)	—	—	—	(275)	—	(275)

Sales of stock of parent		—	—	—	33	(12)	—	—	—	—	—	—	21	—	21

Net income		—	—	—	—	—	—	—	—	—	625	—	625	6	631

Balances as of December 31, 2010		1,010	1,230	912	—	44	448	—	—	—	6,150	152	9,946	7	9,953

Other comprehensive income for the year	(1)	—	—	—	—	—	—	—	—	—	—	(121)	(121)	—	(121)

Shareholders’ Meeting decisions of April 6, 2011

- Cash dividends	(5)	—	—	—		—	—	—	—	—	(183)	—	(183)	—	(183)

Net income		—	—	—	—	—	—	—	—	—	698	—	698	(4)	694

Balances as of December 31, 2011		1,010	1,230	912	—	44	448	—	—	—	6,665	31	10,340	3	10,343

Other comprehensive income for the year		—	—	—	—	—	—	—	—	—	—	13	13	39	52

Shareholders’ Meeting decisions of March 29, 2012
- Capitalization		1,009	—	—	—	—	—	—	—	—	(1,009)	—	—	—	—
- Legal reserve		—	—	—	—	—	35	—	—	—	(35)	—	—	—	—
- Future investments reserve		—	—	—	—	—		4,781	—	—	(4,781)	—	—	—	—
- Future dividends reserve		—	—	—	—	—	—	—	900	—	(900)	—	—	—	—
- Cash dividends	(5)	—	—	—	—	—	—	—	(211)	—	—	—	(211)	(18)	(229)
- Acquisition of PELSA	13.5	—	—	—	—	—	—	—	—	(693)	—	—	(693)	427	(266)

Net income		—	—	—	—	—	—	—	—	—	615	—	615	55	670

Balances as of December 31, 2012		2,019	1,230	912	—	44	483	4,781	689	(693)	555	44	10,064	506	10,570

(1)	The change is net of the effects of the sale of Innova in the amount of 134 (Note 18.3)
(2)	Balances due to business combination of companies under common control.
(3)	Includes the effect of exchange rate fluctuations on the translation of operations whose functional currency is different from the Company, net of exchange differences arising from the foreign currency-denominated debt designated as a hedge of the foreign investment and the related tax effect.
(4)	The shareholders at the regular Shareholders’ Meeting delegated on the Board of Directors the determination of the date and amount of the dividend distribution. On August 3, 2010, the Board of Directors approved the distribution of cash dividends in the amount of 275.
(5)	Cash dividends per share amounted to $0.10 $0.18 and $0.27 in fiscal years ended December 31, 2012, 2011 and 2010, respectively.

PETROBRAS ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Stated in millions of Argentine pesos)

	Notes	2012	2011	2010

Cash provided by (used in) operations:
Net income		670	694	631

Reconciliation to net cash provided by (used in) operating activities:

Share of profit of equity accounted investees	13.3	148	36	97
Financial results, net		(289)	(125)	(23)
Depreciation of property, plant and equipment	17	1,738	1,205	1,024
Abandoned and non-productive well write-downs	8	168	294	136
CIESA Debt Restructuring	13.1.4	(221)	—	—
Disposal of property, plant and equipment		—	(30)	3
Gain from the sale of Innova S.A.	18.3	—	(706)	—
Writedown of assets in Argentina	18.2	—	—	209
Gain from the sale of fertilizer business	18.1	—	—	(81)
Writedown of contractual credit in Ecuador	9	61	143	—
Income tax	23	492	15	154
Accrued interest		199	206	326
Other		55	71	(60)

Changes in assets and liabilities:
Trade receivables		8	(700)	30
Other receivables		148	9	(2)
Inventories		(48)	(55)	(70)
Accounts payable		333	42	70
Payroll and social security taxes		122	62	12
Taxes payable		(81)	(202)	(238)
Provisions		(92)	559	136
Dividends collected	13.4	14	416	219
Interest paid		(178)	(215)	(347)
Income tax paid		(345)	(7)	—
Net cash used in discontinued operations	18.4	—	(17)	314

Net cash provided by operations		2,902	1,695	2,540

Cash provided by (used in) investing activities:

Acquisition of property, plant and equipment, interests in companies and oil and gas areas		(2,999)	(1,763)	(1,046)
Debt restructuring charge for CIESA		195	—	—
Sale of property, plant and equipment, interests in companies and oil and gas areas		108	1,015	1,685
Net variation in investments other than cash and cash equivalents		117	18	4
Fideicomiso Financiero de Obra Gasoducto Sur		—	35	6
Net cash used in investment activities for discontinued operations	18.4	—	(77)	(40)

Net cash used in investing activities		(2,579)	(772)	609

Cash provided by (used in) financing activities:
Net decrease in short term loans		2	(5)	(113)
Payment of loans with original long-term maturity		(85)	(1,747)	(1,374)
Cash dividends paid		(229)	(183)	(275)
Net cash provided by financing activities for discontinued operations	18.4	—	4	(275)

Net cash used in financing activities		(312)	(1,931)	(2,037)
			—	—

Effect of exchange rate change on cash and cash equivalents		57	87	68

Increase (decrease) in cash and cash equivalents		68	(921)	1,180

Cash and cash equivalents at the beginning of the year		1,192	2,113	933

Cash and cash equivalents at the end of the year	12	1,260	1,192	2,113

PETROBRAS ARGENTINA S.A.

NOTES TO THE IFRS CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

(stated in millions of Argentine pesos, except as otherwise indicated)

1.	General information

1.1. The Company

Petrobras Argentina is a corporation (sociedad anónima) with its main office located in the Autonomous City of Buenos Aires, Argentina.

Petrobras Argentina’s shares are listed on the Buenos Aires Stock Exchange. Its ADS, each of them representing 10 Class B common shares of Petrobras Argentina, are listed on the NYSE.

1.2. Business of the Company

Petrobras Argentina’s business is mainly focused on the energy sector, specifically in oil and gas exploration and production, refining and distribution, petrochemical activities, electricity and sale and distribution of hydrocarbons. Petrobras Argentina S.A. holds operations in Argentina, Bolivia, Ecuador and Venezuela. As from January 2010 and March 2011, the Company discontinued its businesses in fertilizer business segment (Note 18.1) and in Brazil (Note 18.3), respectively. The Company’s fiscal year ends on December 31 of each year.

In these consolidated financial statements, Petrobras Argentina and its subsidiaries are jointly referred to as “the Company” or “the Group”.

The Board of Directors approved the issuance of these consolidated financial statements (hereinafter “financial statements”) on January 30, 2013.

1.3. Controlling Group

Petrobras Participaciones S.L. is the immediate parent company of Petrobras Argentina, with an ownership interest of 67.2%.

Petrobras Participaciones S.L. is a subsidiary of Petróleo Brasileiro, a Brazilian company whose business is focused on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad.

2.	Basis of presentation

2.1. Statement of compliance

These financial statements have been prepared in accordance with IFRS as issued by the IASB.

2.2. Summary of the main accounting policies

The main accounting policies adopted in the preparation of these financial statements are described below, which have been consistently applied in these financial statements.

The accounting policies have been applied consistently by all Group companies.

PETROBRAS ARGENTINA S.A.

For comparative purposes, all the necessary reclassifications were made in the financial statements of prior years in order to present them on a consistent basis.

•

Equity in earnings of affiliates of Mixed Companies in Venezuela includes the relevant impairment charge ((1) in Note 13.3). Equity in earnings of affiliates was previously shown under the Other operating income/expense line.

•	Tax charge on gross income is shown as an item included in selling expenses. It was previously shown as net of sales.

•

Deferred tax assets and liabilities relating to the same tax authority are offset by company and shown on a net basis (Note 2.6.9.1). Deferred tax assets and liabilities were previously shown under the Deferred Tax Assets and Liabilities lines.

Changes detailed above do not affect any decisions made thereupon.

2.2.1 New standards and interpretations issued by the IASB not effective as of December 31, 2012 and that have not been earlier adopted by the Company

IFRS 7 “Financial Instruments - Disclosures”

In December 2011, the IASB issued IFRS 7 “Financial Instruments - Disclosures”, applicable to periods beginning on or after January 1, 2013.

The amendment to IFRS 7 adds information to evaluate the effect of netting agreements.

Application of amendment to IFRS 7 will not impact on the Company’s results of operations or on its financial position, but will only involve new revelations.

IFRS 9 “Financial instruments”

In November 2009, the IASB issued IFRS 9 “Financial Instruments” which sets out new requirements for the classification and measurement of financial assets and liabilities.

IFRS 9 is applicable to fiscal years beginning on or after January 1, 2015, though earlier application is permitted.

The Company is currently analyzing the impact of IFRS 9 as the date of these financial statements is not reasonably possible to determine the impact of it.

IFRS 10 “Consolidated Financial Statements”

In May 2011, the IASB issued IFRS 10 “Consolidated Financial Statements”, applicable to fiscal years beginning on or after January 1, 2013. Earlier application is permitted.

The objective of IFRS 10 is to have a single basis for consolidation for all entities, regardless of the nature of the company in which the investor holds its interest, and that basis is control. The definition of control includes three elements: a) power to govern the financial and operating policies of an entity, b) exposure or right to variable returns of an entity and c) the ability to use power over an entity to affect the investor’s returns. IFRS 10 replaces those parts of IAS 27 that address when and how an investor should prepare consolidated financial statements and replaces SIC-12 in its entirety.

The Company is currently analyzing the impact of IFRS 10, and as the date of these financial statements is not reasonably possible to determine the impact of it.

PETROBRAS ARGENTINA S.A.

IFRS 11 “Joint Arrangements”

In May 2011, the IASB issued IFRS 11 “Joint Arrangements”, applicable to fiscal years beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 11 classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and joint controlled operations) or joint ventures (similar to the existing concept of jointly controlled entity).

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

IFRS 11 requires the use of the equity method of accounting for interest in joint ventures thereby eliminating the use of the proportionate consolidation method for that classification (joint ventures).

Application of amendment to IFRS 11 will not impact on the Company’s results of operations or on its financial position, considering the shares of Distrilec and CIESA, in which Petrobras Argentina has joint control in joint ventures are currently recorded at equity method.

IFRS 12 “Disclosure of Interests in Other Entities”

In May 2011, the IASB issued IFRS 12 “Disclosure of Interests in Other Entities”, applicable to fiscal years beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 12 applies to entities with interests in subsidiaries, joint arrangements, associates or unconsolidated structured entities. IFRS 12 sets out disclosure objectives, which are those that help users of financial statements to evaluate the nature and risks associated with their interests in other entities.

Application of amendment to IFRS 12 will not impact on the Company’s results of operations or on its financial position, but will only involve new disclosures about the shares of Petrobras Argentina in other entities.

IFRS 13 “Fair Value Measurement”

In May 2011, the IASB issued IFRS 13 “Fair Value Measurement”, applicable to annual periods beginning on or after January 1, 2013. Earlier application is permitted.

IFRS 13 provides a single framework for measuring fair value when so required by other standards. IFRS 13 applies to both financial and non-financial assets and liabilities measured at fair value, and defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”. Also, IFRS 13 requires disclosures about fair value measurements.

Application of amendment to IFRS 13 will not impact on the Company’s results of operations or on its financial position, but only will involve new disclosures.

IAS 1 “Presentation of Financial Statements”

In June 2011, the IASB amended IAS 1 “Presentation of Financial Statements”, applicable to annual periods beginning on or after July 1, 2012, with earlier application permitted.

Amendment to IAS 1 improves the presentation of items within the Consolidated Statement of Comprehensive Income by classifying them by nature and grouping them in items that will be reclassified to profit or loss in subsequent periods, and those that will not be reclassified to profit and loss.

Application of amendment to IAS 1 will not impact on the Company’s results of operations or on its financial position and will only require new disclosures to the Consolidated Statement of Comprehensive Income.

PETROBRAS ARGENTINA S.A.

IAS 19 “Employee Benefits”

In June 2011, the IASB amended IAS 19 “Employee Benefits”, applicable to annual periods beginning on or after January 1, 2013, with earlier application permitted.

The amendment to IAS 19 eliminates the option of deferred recognition of actuarial gains and losses for measuring defined benefit plans, which implies the recognition of these results in Other Comprehensive Income and all costs of services provided in the past in the results of the period.

At December 31, 2012, the application of the amendment to IAS 19 involve a reduction of 1 in measuring defined benefit plans as a result of the recognition of actuarial gains 43 and 42 loss costs past service costs. Additionally, it will involve new disclosures.

IAS 32 “Financial Instruments - Disclosure and Presentation”

In December 2011, the IASB amended IAS 32 “Financial Instruments - Presentation”, which is applicable for years beginning on or after January 1, 2014, allowing early application.

The amendment to IAS 32 alters the application guidance in matters relating to the compensation of financial assets and liabilities.

The Company is currently analyzing the impact of the amendment to IAS 32, however, the application of it will not impact the results of operations or financial condition of the Company, but only involve new revelations.

2.3. Consolidation

2.3.1. Investments in related companies

2.3.1.1. Subsidiaries

Subsidiaries are entities over which the Company exercises control as a consequence of its power to lead the financial and operating policies, including generally a shareholding of more than half of the voting rights.

Subsidiaries are fully consolidated as from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

The Company applies the acquisition method to account for business combinations. The acquisition cost is determined as the fair value of the assets transferred, equity instruments issued and debt assumed at acquisition date. Costs directly attributable to acquisition are charged to income as incurred. A non-controlling interest in the acquired company is measured at fair value at acquisition date or on the basis of the proportional value of net assets acquired. The excess of acquisition cost and the non-controlling interest amount in the acquired company over net identifiable assets is recorded as goodwill. If this amount is lower than fair value of net assets acquired, the difference is recognized in the Consolidated Statement of Income.

Acquisitions of subsidiaries qualifying as companies under joint control are recorded following the guidelines described in Note 2.3.1.4.

Since the functional currency of some subsidiaries is different from the functional currency of the Company, exchange gains or losses arise from intercompany operations. Those exchange results are included in “Financial results” in the Consolidated Statement of Income.

The accounting policies of subsidiaries have been changed as deemed necessary for consistency with the accounting policies adopted by the Company.

Petrobras Argentina has consolidated line by line its financial statements with those of companies over which it exercises control.

PETROBRAS ARGENTINA S.A.

In the consolidation of subsidiaries, the amount of the investment in such subsidiaries and the share in their profit (loss) and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flows of such subsidiaries, while the non-controlling interest is reflected separately. The intercompany receivables, payables and transactions within the consolidated group are eliminated in the consolidation. The unrealized intercompany gains (losses) from transactions within the consolidated group have been completely eliminated.

2.3.1.2. Interest in joint ventures

A joint venture is a contractual agreement whereby two or more parties engage in an economic activity subject to joint control. Joint control exists only when strategic financial and operating decisions relating to the activities require the unanimous consent of venturers. A jointly controlled entity is a joint venture that involves setting up a corporation, partnership or other entity to engage in an economic activity that the group jointly controls with the other venturers.

2.3.1.2.1. Joint ventures

Investments in joint ventures are initially recognized at cost and are subsequently measured under the equity method.

As of December 31, 2012, 2011 and 2010, the Company exercises joint control over Distrilec and CIESA.

The intercompany gains (losses) from transactions between the Company and entities under joint control are eliminated proportionally to the Company’s interest in such companies.

The accounting policies of entities under joint control were changed as deemed necessary for consistency with the accounting policies adopted by the Company.

The carrying value of investments in joint ventures, each of which is considered a cash-generating unit, is assessed for impairment when facts or changes in circumstances indicate that the book value could not be recoverable and, if applicable, an impairment loss is recorded.

2.3.1.2.2. Joint operations and branches

The oil and gas exploration and production joint ventures have been proportionally consolidated. Under this method, the Company recognizes its proportionate interest in the joint ventures’ assets, liabilities, revenues, costs and expenses on a line by line basis in each account of its financial statements.

Branch offices have been fully consolidated.

2.3.1.3. Associates

Associate companies are entities over which the Company has significant influence but not control, generally representing a shareholding of between 20% and 50% of the voting rights. Investments in associates are initially recognized at cost, including goodwill recognized at the acquisition date and subsequently measured under the equity method.

The intercompany gains (losses) from transactions between the Company and associates are eliminated in proportion to the Company’s interest in such companies.

The accounting policies of associate companies have been changed as deemed necessary for consistency with the accounting policies adopted by the Company.

The carrying value of investments in associate companies, each of which is considered a cash-generating unit, is assessed for impairment when facts or changes in circumstances indicate that the book value could not be recoverable and, if applicable, an impairment loss is recorded.

PETROBRAS ARGENTINA S.A.

2.3.1.4. Company under common control

At May 31, 2012, PELSA was a company controlled by Petrobras Holdings Ltd., with a direct holding of 39.671% and 19.21% indirect holding through Petrobras Argentina, so it qualifies as a society PELSA under common control (Note 13.5).

Business combinations between companies under common control are accounted for by considering the book value of the acquired company in the holding company ultimately in this case, Petrobras Participaciones SL. The difference between the price paid and the carrying amount mentioned before is recorded in equity (“Other” Note 2.6.6). The transaction costs are expensed in the period in which they accrue.

2.3.2. Financial information

In preparing these financial statements, the financial information of companies over which the Company exercises control, joint control and associated companies as of December 31, 2012, 2011 and 2010 was used, or the best available financial information as of those dates, adapted to an equal period of time. In addition, adjustments to adapt measurement methods to those of the Company have been considered.

2.4 Translation of foreign operations

The main considerations of conversion operations functional currency different from the presentation currency are shown below.

2.4.1. Functional and presentation currency

The financial information of the Group’s entities was prepared in their functional currency, that is, the currency of the primary economic environment in which the entity operates. The functional and the presentation currency of Petrobras Argentina’s financial statements is the Argentine peso.

2.4.2. Outstanding balances and transactions

Foreign currency transactions are remeasured into the functional currency using the exchange rates prevailing at the date of the transaction.

Foreign exchange gains and losses resulting from settlement of such operations or from remeasurement at year-end of monetary assets and liabilities denominated in foreign currency are recognized in the Consolidated Statements of Income, except for cash flow or net investment hedges that qualify for exposure as Other comprehensive income.

2.4.3. Subsidiaries and associates

The results and financial position of subsidiaries and associates that have a functional currency other than the Group’s presentation currency are translated into the presentation currency as follows:

•	the assets and liabilities are translated using the closing exchange rate;

•	the gains or losses are translated using the exchange rates prevailing at the date of the transactions

The results from the remeasurement process into the functional currency are recorded in line Financial results of the Consolidated Statement of Income.

The results from the remeasurement process into the functional currency to presentation currency transactions are recognized in Other Comprehensive Income. When an investment is sold or disposed of, in whole or in part, the related exchange differences are recognized in the Consolidated Statement of Income as part of the gain/loss on the sale or disposal.

PETROBRAS ARGENTINA S.A.

2.5. Operating Segments Reporting

The Company has adopted IFRS 8 - Segment Reporting, which states that those business segments are identified on the basis of internal reports about components of the Company reviewed regularly by the board, chief operating decision maker in order to allocate resources and evaluate their performance.

In segmentation the Company considers transactions with third parties and intercompany operations, which are valued as defined internal transfer prices between segments, with verification methodologies based on market parameters.

The Company’s business is mainly focused on the energy sector, basically through its activities relating to oil and gas exploration and production, refining and distribution, petrochemicals and gas and energy. Accordingly, the identified operating segments are as follows:

a)	Oil and Gas Exploration and Production, composed of the Company’s participation in oil and gas blocks and its interests in Oleoductos del Valle S.A., OCP, direct and indirect interest in mixed companies in Venezuela and PELSA, consolidated company as of June 1, 2012 (Note 13.5).

b)	Refining and Distribution, including the Company’s own operations in the refinery of Bahía Blanca and the gas station network, the Company’s equity interest in Refinería del Norte S.A. and the commercialization of the oil produced in Argentina, which is transferred at market prices from the Oil and Gas Exploration and Production operating segment. The 2011 and 2010 years include the operations of the refinery San Lorenzo and its network of service stations associated to the May 2, 2011 date on which the sale was finalized (Note 18.2).

c)	Petrochemicals, comprising the Company’s own fertilizer (until January 2010 – See Note 18.1) and styrenics operations developed in Argentina and Brazil (this last until March 2011 - See Note 18.3).

d)	Gas and Energy, comprising the Company’s own operations relating to the sale of gas produced in Argentina and liquefied petroleum gas brokerage and trading activities, its interest in TGS, the electricity generation activities of Genelba Power Plant and of Pichi Picún Leufú Hydroelectric Complex, and its interest in Edesur and Enecor.

e)	Assets and operating income related to the Central Service Structure, those not attributable to any given operating segment and intercompany eliminations are collectively shown. In the Central Service Structure includes common costs to individual business segments, among others, management fees, tax on financial transactions, financial liabilities and interest income tax, which are incurred by the Company in the ordinary course of its operations and control economy that are managed from the central structure and not reappropriate between operating segments.

2.6. Basis of measurement

The main measurement criteria used in the preparation of these financial statements are as follows:

2.6.1. Financial assets policies

2.6.1.1. Classification of financial assets

The Company classifies its financial assets as follows:

Financial assets at fair value through profit or loss

This category includes financial assets acquired or held for trading or sale in the short term or those so designated by Management. Gains and losses derived from changes in fair value are recognized in the Consolidated Statement of Income.

Within this category, the Company has mutual funds which are measured at the value of those funds at each reporting date.

PETROBRAS ARGENTINA S.A.

Held-to-maturity financial assets

This category includes non-derivative financial assets with fixed or determinable payments and fixed maturities, when the Company has the positive intention and ability to hold these instruments to maturity.

These assets are initially recognized at fair value plus directly attributable transaction costs. Subsequently, held-to-maturity investments are measured at amortized cost; the effective interest method is used to recognize the related accrued interest in the Consolidated Statement of Income. When the book value of these assets exceed their recoverable values, an impairment loss is recognized in the Consolidated Statement of Income.

Within this category, the Company holds certificates of deposit and loans to several Group’s companies.

Loans and Receivables

Loans and receivables are financial instruments with fixed or determinable payments that are not quoted in an active market. They are initially recognized at fair value plus any directly attributable transaction cost. After initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less impairment loss, if applicable.

2.6.1.2. Impairment of financial assets

The Company assesses at each reporting date whether there is objective evidence that a financial asset or group of financial assets is impaired and if so, an impairment charge is recorded under Other operating income (expense).

2.6.1.3. Cash and cash equivalents

Cash and cash equivalents include cash on hand, term deposits and other short-term highly liquid investments with original maturities of three months or less.

Bank overdrafts are accounted for within “Loans” in current liabilities in the Consolidated Statement of Financial Position.

2.6.1.4. Trade receivables and accounts payable

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, net of an allowance for bad debts, if applicable.

An allowance for bad debts is recognized when there is objective evidence that the Company will not be able to collect its receivables at their original maturities or for the full amount. In recognizing such allowance, the Company evaluates different factors, including the customers’ credit risk, historical trends and other relevant information. Such evaluation may require future adjustments if economic conditions substantially differ from the assumptions made. The amount of the allowance is the difference between the book value of the asset and the present value of the estimated future cash inflow, discounted at the effective interest rate. The asset is presented net of the allowance for bad debts, if applicable. The loss from bad debts is recognized in the Consolidated Statement of Income in line Financial results.

Accounts payable are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

2.6.1.5. Other receivables and payables

Other receivables and payables have been initially recognized at fair value and subsequently measured at their amortized cost using the effective interest method. In addition, “Other receivables” include advances to suppliers measured on the basis of the amounts actually disbursed.

PETROBRAS ARGENTINA S.A.

2.6.2. Inventories

This line item includes crude oil stock, raw materials, work in progress and finished products relating to the Refining and Distribution, Petrochemicals and Gas and Energy business segments.

Inventories are measured at the lower of acquisition or net realizable value. Cost is determined using the first in, first out (FIFO) method. The cost of inventories includes expenditure incurred in purchasing and production and other necessary costs to bring them to their existing location and condition. In the case of manufactured products and the production process, the cost includes a portion of indirect production costs, excluding any idle capacity (slack).

The net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs to make the sale.

The assessment of the recoverable value of these assets is made at each reporting date, and the resulting loss is recognized in the Consolidated Statement of Income when the inventories are overstated.

2.6.3. Assets classified as held for sale

As of December 31, 2010 these assets include property, plant and equipment used in the San Lorenzo Refinery, which was disposed of in 2011 and other assets of the Refining and Distribution operating segment (Note 18.2).

Assets held for sale are measured at the lower of their carrying value at the time of their classification as held for sale or their fair value less costs of sale.

2.6.4. Property, plant and equipment

2.6.4.1. General principles

Property, plant and equipment, except as indicated below, is measured following the cost model. Any expenditure subsequent to the original recognition of the asset is added as a component of the asset only when the expenditure improves its condition and it is probable that future economic benefits, in excess of the originally assessed ones, will be generated by such asset or when the expenditure relates to recognize a major repair or overhaul of the asset which is conducted to allow the continued use of the asset provided (i) such expenditure is allocated to the replacement of the component parts of the asset, (ii) the useful life of such component parts has been calculated based on their own wear and tear or depletion and (iii) it is probable that future economic benefits will flow as a result of the expenditure.

The cost of work in progress whose construction will extend over time includes, if applicable, the computation of financial costs accrued on loans granted by third parties and other pre-production costs, net of any income obtained from the sale of commercially valuable production during the launching period. In 2012, 2011 and 2010 no borrowing costs were capitalized.

Property, plant and equipment related to foreign operations have been translated into the functional currency at historical exchange rates, and they have been translated into pesos at the closing exchange rates.

2.6.4.2. Oil and gas exploration and production activities

The Company uses the successful efforts method of accounting for its oil and gas exploration and production activities. This method involves the capitalization of: (i) the cost of acquiring properties in oil and gas exploration and production areas: (ii) the cost of drilling and equipping exploratory wells that result in the discovery of commercially recoverable reserves; (iii) the cost of drilling and equipping development wells, and (iv) the estimated future costs of well abandonment and restoration.

PETROBRAS ARGENTINA S.A.

According to the successful efforts method of accounting, exploration costs, excluding exploratory well costs, are expensed during the period in which they are incurred. Drilling costs of exploratory wells are capitalized until determination is made on whether the drilling resulted in proved reserves that justify the commercial development. If reserves are not found, such drilling costs are expensed. Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete. In those cases, such costs continue to be capitalized insofar as the well has allowed to determine the existence of sufficient reserves to warrant its completion as a production well and the Company is making sufficient progress in evaluating the economic and operating feasibility of the project.

Estimated future well abandonment and restoration costs in hydrocarbons areas, discounted at a current rate, are capitalized in the cost of the assets and depreciated using the units of production method. Additionally, a liability at the estimated value of the discounted amounts payable is recognized.

2.6.4.3. Depreciation

The Company depreciates productive wells, machinery and camps in the oil and gas production areas according to the units of production method, by applying the ratio of oil and gas produced to estimated proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Acquisition costs related to properties with unproved reserves is valued at cost with recoverability periodically assessed on the basis of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.

The Company’s remaining items of property, plant and equipment are depreciated by the straight-line method based on estimated useful lives, as detailed below:

Property, plant and equipment	Years of useful life

Machinery, tools and equipments	5 – 20
Electricity generation plants	25 – 33
Industrial complex	25
Other	3 – 50

The depreciation method is revised at each year-end. If expectations differ from previous estimates, adjustments are made prospectively at closing of each year, if applicable.

Petrobras Argentina depreciates, using the straight-line method, each significant component of the assets not related to oil and gas production areas that: (i) is identifiable as an independent component with a significant cost in relation to the total value of the asset, and (ii) has an operating useful life that differs from another significant part of the same asset.

2.6.4.4. Impairment of non–financial assets

The carrying value of property, plant and equipment does not exceed their recoverable value. The Company’s Management assesses the recoverability of property, plant and equipment items whenever events or changes in circumstances (including significant decreases in the market value of assets, in the prices of the main products sold by the Company or in oil and gas reserves, as well as changes in the regulatory framework for the Company’s activities, significant increases in operating expenses, or evidence of obsolescence or physical damage) indicate that the carrying amount may not be recoverable. The book value of an asset is adjusted down to its recoverable value if its carrying amount exceeds the latter.

From a regulatory standpoint, recoverable amount is defined as the higher of fair value less costs to sell and value in use, the latter being defined as the addition of the discounted expected net cash flows that arise as a direct result of the use and eventual final disposition of the assets. To such end, among other elements, the premises that represent the best estimate made by Management of the economic conditions that will prevail throughout the useful life of the assets are considered.

PETROBRAS ARGENTINA S.A.

Discount rates used to calculate the value in use are the respective WACC. For each asset or cash generating unit a specific WACC was determined which considered the business segment and the country conditions where the operations are performed.

In subsequent periods, the reversal of the impairment charge is evaluated if there are changes in the assumptions used to determine the asset recoverable value. In such a case, the book value of the asset or cash generating unit is written up to the lower of: a) the book value that the asset or cash generating unit would have had if the impairment had never been recognized; and b) its recoverable value.

As of December 31, 2012, 2011, and 2010 the Company did not recognize any impairment charge on property, plant and equipment.

2.6.5. Accounting for derivative financial instruments

Derivative financial instruments are measured at fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the measurement date, net of any collected or paid monies.

Changes in the measurement of derivative financial instruments designated as effective cash flow hedges are recognized under “Other comprehensive income” in “Equity”. Changes in the measurement of derivative financial instruments that do not qualify for hedge accounting or are not designated as hedges are recognized in the Consolidated Statement of Income under “Financial results”.

A hedge is considered effective when originally, as in the rest of life, its changes offset from eighty and a hundred twenty five percent change in the opposite direction of the hedged item. In this regard, the Company excludes the specific component attributable to time value of an option in the measurement of the effectiveness of the instruments that qualify for hedge accounting.

Hedge accounting must cease upon occurrence of any of the following events: (a) the hedge instrument has matured or has been settled; (b) the hedging transaction is no longer effective; or (c) the forecast transaction does not have a high likelihood of occurrence. Income (loss) arising from the hedging instrument that would have been allocated to Other comprehensive income should remain there until the committed or forecast transaction occurs, in the case of (a) and (b), and are charged to the Consolidated Statement of Income in the case of (c).

As of December 31, 2012, 2011 and 2010, the Company did not maintain derivative financial instruments, and in these financial statements no charge to income is made for derivative operations in the years ended on such dates.

2.6.6. Equity accounts

The equity accounts, except as noted in Retained earnings are presented pursuant to the previous accounting standards to the implementation of IFRS. The activity in the Equity accounts reflects resolutions adopted by Shareholders in their meetings, or the effects of the laws or regulations in force.

Capital Stock

The capital stock consists of contributions made by shareholders represented by shares and capitalization of retained earnings, and comprises outstanding shares at their nominal value issued under Argentine law.

Adjustment to capital stock

Capital stock accounts were restated in constant currency in accordance with previously applicable accounting standards in Argentina to the implementation of IFRS. The capital stock account was kept at nominal value and the adjustment arising from such restatement is shown under “Adjustment to capital stock”.

Capital stock adjustment is not distributable in cash or in kind but may be capitalized through issuance of shares. In addition, this balance may be used to compensate accumulated losses in accordance with the compensation method specified under “Retained earnings”.

PETROBRAS ARGENTINA S.A.

Additional paid in capital from merger

This account was generated in January 2005 as a result of the merger of Eg3, PAR and Petrolera Santa Fe, whereby all assets, liabilities, rights and obligations of the absorbed companies were included in the Company’s equity and shares of the Company were issued based on the approved share exchange ratio.

Treasury stock and additional paid-in capital on sales of stock of parent

Until December 31, 2009, the Treasury stock account comprised 3,385,947 Company shares resulting from the exchange of 9,431,210 Class B shares of PEPSA held by the Company. Those shares were deducted from shareholders’ equity at acquisition cost and are shown separately in the Consolidated Statement of Changes in Equity, at a cost and book value of 33.

During the third quarter of 2010 and in compliance with the terms and conditions in section 220 of the LSC, the Company sold these treasury shares under the preemptive right provisions set forth in Sections 221 and 194 of the LSC, and subsequently transferred to Optimum Petrobras Trust the remaining 3,277,418 shares of the Company (Note 24.3).

Legal reserve

Pursuant to the provisions of the LSC, the Company is required to set up a legal reserve by providing at least 5% of the aggregate amount of net income for the year, prior year adjustments, transfers of other comprehensive income to retained earnings and accumulated losses of prior years, when this aggregate amount exceeds zero until the legal reserve equals 20% of the sum of Capital stock and Adjustment to capital stock balances.

Reserve for future investments

The Company’s Shareholders’ Meeting allocates a specific amount to establish a special Reserve to develop the Company’s investment activities, which are focused on the oil and gas exploration and production business.

Future dividends reserve

It relates to the amount allocated by the Shareholders to set up a reserve for future dividends. In addition, the Shareholders delegated on the Company’s Board of Directors the determination of the date and amount of the dividend distribution until the following Shareholders’ Regular Meeting.

Other comprehensive income

It includes the gain/loss from the remeasurement of foreign operations, net of foreign exchange differences arising from the indebtedness of the Company denominated in foreign currency designated as hedge of the net foreign investment, and the related tax effect.

Unappropriated retained earnings

Until December 2012, the outstanding balance of retained earnings includes accumulated gains or losses which were not allocated to a specific purpose reserve and, when positive, may be distributed pursuant to the decision of the Shareholders provided these retained earnings are not subject to legal restrictions, as mentioned under “Legal reserve”.

This account therefore includes retained earnings carried forward from prior years, amounts transferred from other comprehensive income and prior year adjustments resulting from the application of IFRS.

General Resolution N° 593/2011 issued by the CNV provided that Shareholders in the Meetings at which they should decide upon the approval of financial statements in which the Retained earnings account has a positive balance, should adopt an express resolution as to the allocation of such balance, whether to dividend distribution, capitalization, setting up of reserves or a combination of these. The Company’s Shareholders complied with these requirements at their meeting held on March 29, 2012 (Note 20).

PETROBRAS ARGENTINA S.A.

Distribution of dividends

The cash dividend is recognized as a liability in the Group’s financial statements in the year in which they are approved by the shareholders of the Company.

Other ítems in Equity

The “Other” corresponds to the amount generated acquisition PELSA (note 13.5), operation defined as a business combination of companies under common control, which affected earnings in (693), determined as the difference between the carrying amount of assets and liabilities at the date of the transaction and the amount paid. Total distributable retained earnings are reduced by the balance of this item.

2.6.7. Loans

Loans are initially recognized at fair value net of incurred transaction costs. Subsequently, they are carried at amortized cost. Any difference between the proceeds (net of transaction costs) and redemption value is recognized in the Consolidated Statement of Income throughout the life of the loans using the effective interest method.

The loans are classified as current liabilities unless the Company has the right to defer settlement of the liability by at least 12 months following the reporting date.

2.6.8. Labor costs liabilities

Labor costs liabilities are accrued in the periods in which the employees provide the services that trigger the consideration.

The cost of defined contribution plans is periodically recognized in accordance with the contributions made by Petrobras Argentina.

For purposes of determining the estimated cost of post-retirement benefits granted to employees, the Company has used actuarial calculation methods, making estimates with respect to applicable demographic and financial variables. The amount recognized as liability attributable to such benefits represents the addition of the present value of the obligation, net of any actuarial result not recognized and the present value of the assets of the plan, with which the obligations will be settled.

Gains and losses with impact on income for the year is recognized on the corridor method.

2.6.9. Taxes payable

2.6.9.1. Income tax

Income tax expense for the year comprises current and deferred tax and is recognized in the Consolidated Statement of Income, except to the extent it relates to items recognized in the Consolidated Statement of Comprehensive Income. In this case, the corresponding tax effect is also recognized in such statement.

The current income tax expense is calculated on the basis of the tax laws in force or in process of enactment at the reporting date in the countries where the Company’s subsidiaries operate and generate taxable income. The Company’s management periodically evaluates criteria adopted in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and sets up provisions where appropriate.

PETROBRAS ARGENTINA S.A.

The Company accounts for the deferred tax balance using the liability method, which establishes the determination of net deferred tax assets and liabilities on the basis of temporary differences between the accounting and tax measurement of assets and liabilities. Temporary differences result in the recognition of tax assets and liabilities when their future reversal decreases or increases the taxes to be determined, without affecting the compensation of the pertinent amounts. The Company recognizes deferred tax assets if, and only if, it is considered probable that there will be sufficient future taxable profit against which the tax loss could be used.

Deferred assets and liabilities are measured at the tax rate that is expected to be applicable in the period when the asset will be realized or the liability settled, on the basis of the tax rates in force or in process of enactment at the reporting date.

Deferred tax assets and liabilities are offset by company if there is a legally enforceable right to set off current tax assets and liabilities and if the deferred income tax is related to the same tax authority.

The deferred tax assets and liabilities are stated at their nominal value.

Income tax rates prevailing at year-end in Argentina, Venezuela, Brazil, Ecuador, Bolivia and Spain are 35%, 50%, 34%, 23%, 25% and 30%, respectively. In the case of Ecuador, an additional charge for labor participation is applied, with the applicable rate rising to 34.55%. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is levied with a 12.5% withholding income tax.

2.6.9.2. Minimum presumed income tax

In Argentina, the minimum presumed income tax is supplementary to income tax, since while the latter is levied on the taxable income for the year, the minimum presumed income tax is a minimum tax levied on the potential income of certain productive assets at the rate of 1%, so that the Company’s final liability will be equal to the higher of both taxes. However, should the minimum presumed income tax exceed the calculated income tax in any given year, such excess may be applied to reduce any excess of income tax over the minimum presumed income tax in any of the ten succeeding years.

In the years ended December 31, 2012, 2011 and 2010, income tax expenses were higher than minimum presumed income tax. Therefore, the Company only recorded income tax expense.

2.6.9.3. Hydroelectric royalties

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

2.6.9.4. Withholdings on exports of hydrocarbons

The Public Emergency and Exchange System Reform Law No. 25,561 established the creation of a system of withholdings on exports of hydrocarbons for five years from March 1, 2002, which was subsequently extended for five years by Law No. 26,217. The effect of such withholdings is deducted from the respective selling prices.

PETROBRAS ARGENTINA S.A.

Effective November 2007, Resolution No. 394/07 issued by the Ministry of the Economy and Production established a new method for calculating withholdings on exports of crude oil, and gave equivalent treatment to certain oil related products as that of crude oil. This amendment results in the application of a variable export withholding based on a formula that considers the international price of crude oil and a cut-off price by product. Under this method, when the international (quoted) price of crude oil exceeds US$ 60.90 per barrel, an increasing withholding rate is set for crude oil exports that results in a price cap of US$ 42 per barrel of standard-quality crude oil. When the international price of crude oil ranges between US$ 45 and US$ 60.90 per barrel, a 45% withholding rate is applied. When the international price of crude oil dips below US$ 45 per barrel, the regulations call for the authorities to determine a new applicable withholding rate within 90 days. The same rules apply to exports of refined products such as gasoline, fuel oil and lube oils, for which different cut-off and reference prices were defined. On January 3, 2013 the Ministry of Economy and Public Finance, by order 01/2013, proceeded to modify the methodology for the calculation of taxes on exports of crude oil by increasing the reference value at USD 80 per barrel and cutoff value to $ 70 per barrel.

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

2.6.9.5. Foreign Exchange Regime – Obligation to exchange into local currency 100% of foreign currency proceeds from exports of crude oil and oil related products

Decree N° 1,722/2010 dated October 25, 2011 reinstated the obligation that all foreign currency proceeds from exports of crude oil and oil related products, natural gas and liquefied gas be negotiated in the local exchange market regulated by BCRA.

The decree therefore makes it mandatory for Petrobras Argentina to exchange into local currency 100% of the proceeds of its exports of goods and services.

2.6.9.6 New regulations for hydrocarbon activities in Argentina

Law Nº 26,741 passed in May 2012 declared of public interest and a state priority in the Republic of Argentina the achievement of self-sufficiency in hydrocarbons supply and the activities of hydrocarbon exploration, exploitation, industrialization, transportation and marketing. In addition, YPF S.A.’s and Repsol YPF Gas S.A.’s assets were declared of public interest and subject to expropriation in a fifty one per cent (51%).

By means of Decree Nº 1277 passed in July 2012, the Argentine Executive Branch approved the regulations for the implementation of Law Nº 26,741 and issued the Rules of the Argentine Hydrocarbon Sovereignty regime. These rules establish a Hydrocarbon Investment Plan designed to seek maximization of investments and sustainability of the activity in the short, medium and long term. In addition, Decree Nº 1277 also abrogated certain sections of Decrees Nº 1055/89, Nº 1212/89 and Nº 1589/89 that provided for the free availability of hydrocarbons produced in concession areas granted, the free commercialization in the domestic and foreign markets and the freedom to set prices.

The Company has complied with all applicable reporting requirements.

2.6.10. Provisions

Accounting provisions are recognized when: a) the Company has a present obligation (legal or assumed) as a result of a past event, b) it is probable that an outflow of resources will be required to settle that obligation, and c) can get a reliable estimate of the amount of the obligation.

PETROBRAS ARGENTINA S.A.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation, taking into account the best available information at the time of preparation of the financial statements based on assumptions and methods considered appropriate. As additional information becomes available to the Company, estimates are revised and adjusted periodically. The discount rate used to determine the present value reflects current market assessments at the balance sheet date, the time value of money and the specific risks associated with the particular person.

2.6.11. Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the amount of income or loss attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. The Company does not have any dilutive instruments, and therefore basic and diluted earnings per share are identical. For all periods presented, the weighted average number of ordinary shares was retroactively changed to give effect to the capitalization of retained earnings during 2012 (see Note 11 for details).

2.6.12. Revenue recognition

Revenues from the sale of crude oil, natural gas, petrochemical and refined products are recognized when the products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership, prices are fixed or determinable and collectibility is reasonably assured.

Revenues from oil and natural gas production in which the Company has a joint interest with other producers are recognized on the basis of the net working interest, regardless of actual assignment. Any imbalance between actual and contractual assignment will result in the recognition of an amount payable or receivable according to the actual share in production, whether above or below the production resulting from the Company’s contractual interest in the consortium. As of December 31, 2012, 2011 and 2010 gas imbalance liabilities were 4, 6 and 5, respectively, attributable to 57, 80 and 99 million cubic meters, respectively.

The Company performs diesel oil and gasoline sale transactions with other refining companies in different geographical areas to optimize the logistics chain. These transactions are disclosed on a net basis in the Consolidated Statement of Income.

Revenues from electricity generation are accounted for under the accrual method, including energy and power actually delivered.

2.6.13. Discontinued operations

This category includes those operations which constitute a separate line of business or a geographic area of operations.

Therefore, operations related to the fertilizers business (Note 18.1) and those carried out and in Brazil (Note 18.3) were classified by the Company as discontinued operations.

Where an operation is classified as discontinued, the comparative Consolidated Statements of Income, of Comprehensive Income and of Cash Flows have been changed as if the operation had been discontinued as from the beginning of the comparative period.

3.	Critical accounting judgments and estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

PETROBRAS ARGENTINA S.A.

The most significant estimates and assumptions are described below:

3.1. Oil and gas reserves

Reserves mean oil and gas volumes (in m3 of oil equivalent) that are economically producible, in the areas where the Company operates or has a (direct or indirect) interest and over which the Company has exploitation rights, including oil and gas volumes related to those service agreements under which the Company has no ownership rights on the reserves or the hydrocarbons obtained and those estimated to be produced for the contracting company under service contracts.

There are numerous uncertainties in estimating proved reserves and future production profiles, development costs and prices, including several factors beyond the producer’s control. Reserve engineering is a subjective process of estimating underground accumulations involving a certain degree of uncertainty. Reserves estimates depend on the quality of the available engineering and geological data as of the estimation date and on its interpretation and judgment.

Reserve estimates are adjusted when so justified by changes in the evaluation criteria or at least once a year. These reserve estimates are based on the reports of oil and gas consulting professionals.

3.2. Successful Efforts Method of Accounting and Provision for well abandonment

According to the successful efforts method of accounting, exploration costs, excluding exploratory well costs, are expensed during the period in which they are incurred. Drilling costs of exploratory wells are capitalized until determination is made on whether the drilling resulted in proved reserves that justify the commercial development. If reserves are not found, such drilling costs are expensed. Occasionally, an exploratory well may determine the existence of oil and gas reserves but the reserves cannot be classified as proved when drilling is complete. In those cases, such costs continue to be capitalized insofar as the well has permitted determination of the existence of sufficient reserves to warrant its completion as a production well and we are making sufficient progress in evaluating the economic and operating feasibility of the project.

Estimated future well abandonment and restoration costs in hydrocarbons areas, discounted at a current rate, are capitalized in the cost of the assets and depreciated using the units of production method. Additionally, a liability at the estimated value of the discounted amounts payable is recognized. Well abandonment liabilities when operations cease gives rise to the estimation of time and amount of abandonment costs by Company’s management. Technology, costs and political, environmental, safety and public relation considerations constantly change and may give rise to differences between actual future costs and estimates.

3.3. Impairment of assets

For the purpose of assessing recoverability of non financial assets, assets are grouped at the lower levels for which there are individually identifiable cash flows (cash generating units). For this purpose, each associated company and each jointly controlled company is considered a cash generating unit.

3.4. Contingencies

The Company is subject to various claims, lawsuits and other legal proceedings that arise during the ordinary course of its business. The Company’s liabilities with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, the Company’s Management reviews the status of each contingency and assesses potential financial, applying the criteria indicated in note 2.6.10, for which elaborates the estimates mainly with the assistance of legal advisors.

Contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company’s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

The Company evaluates whether there would be additional expenses directly associated to the ultimate resolution of each contingency, which are to be included in the provision if they may be reasonably estimable. The Company evaluates whether there are incremental legal or other costs directly associated with the ultimate resolution of the matter that are reasonably estimable and, if so, they are included in the accrual. If the assessment indicates that a potential loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

PETROBRAS ARGENTINA S.A.

3.5. Environmental costs

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in safety; (b) the risk of environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book value (which considers those costs) of such assets does not exceed their respective recoverable value.

Liabilities related to future remediation costs are recorded when, on the basis of environmental assessments, such liabilities are probable to materialize, and costs can be reasonably estimated. The actual recognition and amount of these provisions are generally based on the Company’s commitment to an action plan, such as an approved remediation plan or the sale or disposal of an asset. The provision is recognized on the basis that a future remediation commitment will be required.

The Company measures liabilities based on its best estimation of present value of future costs, using currently available technology and applying current environmental laws and regulations as well as the Company’s own internal environmental policies.

4.	Financial and equity risk management

4.1. Risk management objectives and policies

In performing its operations, the Company is exposed to a series of risks associated to the markets in which it operates.

The Company adopts an integrated risk management methodology, which is not focused on the individual risks of the operations of its business units but on a wider monitoring of risks affecting its entire portfolio.

The Company’s risk management strategy, in line with its business integration strategy, seeks to achieve a balance between profitability goals and its exposure to risk.

The Company and its subsidiaries are not engaged in or trade in derivative financial instruments for speculative purposes.

The Board of Directors establishes the policies for managing each of the risks set out below, which have been applied consistently in the years included in these financial statements:

4.1.1. Commodity price risks

Petrobras Argentina’s operations are affected by a number of factors which are beyond the Company’s control, including the changes in the market price of its products, governmental regulations on prices, taxes and other charges, royalties and other factors.

In Argentina, a series of regulations issued during recent years, particularly focused on the energy sector and aimed at reducing the impact of inflationary pressures, have limited the possibility of changing the price of the Company’s products.

As of December 31, 2012, 2011 and 2010, Petrobras Argentina did not use derivative financial instruments to mitigate the risks associated with commodity price fluctuations.

4.1.2. Exchange rate risks

The Company’s results of operations and financial position are sensitive to changes in the exchange rate between the Argentine Peso and certain foreign currencies.

PETROBRAS ARGENTINA S.A.

The Company is mainly exposed to changes in the peso exchange rate against the US dollar. Petrobras Argentina’s exposure to currencies other than the US dollar is not significant.

As of December 31, 2012, all of the financial debt was denominated in US dollars. Although this position exposed the Company to exchange rate risks, it was partially mitigated by certain financial investments which were also denominated in US dollars.

The impact on the Company’s results of operations deriving from the effect of fluctuations in exchange rates on the financial debt is also mitigated by the opposite effect of such fluctuations on the net investment in foreign operations, which are recorded in comprehensive income in line “Other comprehensive income”.

The carrying amounts of assets and liabilities denominated in foreign currencies at the end of each fiscal year under report are as follows, which are mainly denominated in U.S. dollars:

	2012	2011	2010

Monetary assets	2,000	3,177	4,223

Monetary liabilities	5,347	4,352	5,720

As of December 31, 2012, 2011 and 2010, Petrobras Argentina was not engaged in any derivative financial instruments to mitigate risks associated with exchange rate fluctuations.

Exchange rate sensitivity analysis

The following sensitivity analysis does not include the effects of exchange rate changes on non-monetary net investments in foreign operations. The impact resulting from the exchange rate fluctuation of the US dollar-denominated financial debt is registered in Equity in line “Other comprehensive income”, to offset the effect of exchange rate changes on the net investment in foreign operations.

Management estimates, based on the financial position as of December 31, 2012, that each P$0.10 increase or decrease in the exchange rate against the US dollar would result in a gain or loss before taxes of 7 and a reduction or increase in equity of 68. This sensitivity analysis is not inherent foreign exchange risk.

Considering the financial position as of December 31, 2011 and 2010, the Company estimated that each P$0.10 increase in the exchange rate against the US dollar would result in a gain before taxes of 13 and 22 and a reduction in equity of 54 and 68, respectively.

4.1.3. Interest rate risks

Management of interest rate risk aims at reducing financial costs and the Company’s exposure to interest rate increases.

As of December 31, 2012, 2011 and 2010 approximately 93%, 98% and 71%, respectively, of our total financial debt was subject to fixed interest rates while the remaining portion was subject to variable interest rates. Information regarding the financing of the Company and related interest rates is included in Note 22.

During the years ended December 31, 2012, 2011 and 2010, Petrobras Argentina was not engaged in any derivative financial instruments to mitigate the risks of interest rate fluctuations.

Interest rate sensitivity analysis

As of December 31, 2012, 2011 and 2010 the Company’s debt subject to variable interest rates was 189, 54 and 1,170, respectively. Considering the low amount of debt in 2011, the Company is not currently exposed to a significant cash flow risk as a consequence of interest rate fluctuations.

Considering the amounts of debt subject to variable interest rates as of December 31, 2010, the Company estimated that each 1% increase in the interest rate would result in a loss before taxes of 12.

PETROBRAS ARGENTINA S.A.

4.1.4. Liquidity risk

The liquidity risk relates to the Company’s lack of sufficient funds to comply with all its economic, labor or business commitments.

The liquidity risk is associated with the Company’s ability to finance its commitments and carry out its business plans with stable sources of financing, as well as with the indebtedness level and the maturity profile of the financial debt.

Petrobras Argentina has a protection policy against liquidity risk. To such end, it maintains cash and cash equivalents, other liquid financial instruments and uncommitted credit lines in a sufficient amount to pay out loans and other financial debts at maturity, in addition to maintaining an adequate balance between short and long term debt.

The Company has a funding policy that provides guidelines to avoid concentration in funding sources and credit counterparties.

The Company invests its cash in local and foreign financial institutions with adequate credit ratings. The Company manages its liquidity in accordance with a policy approved by its Board of Directors. It also uses a methodology for the analysis and setting of credit limits when placing investments in different financial institutions and mutual funds in order to minimize any associated credit risk.

The Company estimates that cash available as of December 31, 2012, in addition to the positive cash flow from operations in fiscal year 2013 and its ability to fund its commitments will allow it to pay US$200 million of Class R Corporate Bonds, due October 2013.

Liquidity rate

The Company’s liquidity ratio as of December 31, 2012, 2011 and 2010 is shown below:

	2012	2011	2010

Current assets	6,024	5,124	6,578

Current liabilities	4,342	2,632	3,283

Liquidity rate	1.39	1.95	2.00

PETROBRAS ARGENTINA S.A.

Aging of financial assets and liabilities

Aging of total financial assets and liabilities as of December 31, 2012, 2011 and 2010 is broken down as follows:

	2012
	Investments considered cash		Trade receivables		Other receivables	Other investments	Total
Assets
Total amount without any established term	331		7	(a)	167	—	505
With established term:
- Due	—		79	(a)	61	—	140
To become due
- Up to six months	773	(b)	1,467		1,294	12	3,546
- From six months to one year	—		622		156	8	786
- From one to two years	—		14		104	18	136
- From two to three years	—		12		1	17	30
- Over three years	—		53		8	244	305

Total amount to become due	773		2,168		1,563	299	4,803

Total amount with established term	773		2,247		1,624	299	4,943

Total	1,104		2,254		1,791	299	5,448

	Accounts payable	Loans	Other	Total
Liabilities
Total amount without any established term	165	—	—	165
With established term:
- Due	155	—	7	162
To become due
- Up to six months	1,677	86	616	2,379
- From six months to one year	31	1,022	105	1,158
- From one to two years	7	64	—	71
- From two to three years	—	25	—	25
- Over three years	—	1,469	—	1,469

Total amount to become due	1,715	2,666	721	5,102

Total amount with established term	1,870	2,666	728	5,264

Total	2,035	2,666	728	5,429

(b)	Corresponds to less than three months.

PETROBRAS ARGENTINA S.A.

	2011
	Investments considered cash	Trade receivables		Other receivables	Other investments	Total
Assets
Total amount without any established term	47	8	(a)	205	—	260
With established term:
- Due	—	71	(a)	26	—	97
To become due
- Up to six months	773	1,585		604	13	2,975
- From six months to one year	287	215		337	8	847
- From one to two years	—	126		785	165	1,076
- From two to three years	—	12		1	17	30
- Over three years	—	65		8	166	239

Total amount to become due	1,060	2,003		1,735	369	5,167

Total amount with established term	1,060	2,074		1,761	369	5,264

Total	1,107	2,082		1,966	369	5,524

	Accounts payable	Loans	Other	Total
Liabilities
Total amount without any established term	188	—	—	188
With established term:
- Due	96	—	11	107
To become due
- Up to six months	1,460	32	425	1,917
- From six months to one year	12	8	68	88
- From one to two years	—	874	—	874
- From two to three years	—	15	—	15
- Over three years	—	1,293	—	1,293

Total amount to become due	1,472	2,222	493	4,187

Total amount with established term	1,568	2,222	504	4,294

Total	1,756	2,222	504	4,482

PETROBRAS ARGENTINA S.A.

	2010
	Investments considered cash	Trade receivables		Other receivables	Other investments	Total
Assets
Total amount without any established term	131	9	(a)	280	—	420
With established term:
- Due	—	11	(a)	33	—	44
To become due
- Up to six months	1,289	1,296		1,457	20	4,062
- From six months to one year	365	160		197	22	744
- From one to two years	—	138		68	173	379
- From two to three years	—	12		1	17	30
- Over three years	—	65		8	81	154

Total amount to become due	1,654	1,671		1,731	313	5,369

Total amount with established term	1,654	1,682		1,764	313	5,413

Total	1,785	1,691		2,044	313	5,833

	Accounts payable	Loans	Other	Total
Liabilities
Total amount without any established term	155	—	—	155
With established term:
- Due	58	—	137	195
To become due
- Up to six months	1,495	520	450	2,465
- From six months to one year	19	64	35	118
- From one to two years	7	477	4	488
- From two to three years	—	925	—	925
- Over three years	—	2,001	—	2,001

Total amount to become due	1,521	3,987	489	5,997

Total amount with established term	1,579	3,987	626	6,192

Total	1,734	3,987	626	6,347

(a)	Net of allowance for bad debt of 94, 78 and 92 as of December 31, 2012, 2011 and 2010, respectively (Note 15).

4.1.5. Credit risk

Credit risk represents the exposure to possible losses derived from the lack of compliance by commercial or financial counterparties with the obligations assumed with the Company. This risk mainly results from economic and financial factors or from a possible default of counterparty.

Credit risk is associated with trade receivables as well as with cash equivalents and cash in banks and financial institutions.

The Company, in the normal course of business and according to its credit policy, provides credit lines to a large client portfolio, in several industry sectors, including gas station operators, refiners, exporting companies, petrochemical companies, natural gas distribution companies, large electricity users and distribution companies, among others.

The Company constantly performs credit evaluations of the financial ability of its clients to minimize the potential risk of bad debt losses.

The allowance for bad debt recognized by the Company represents its best estimate of probable losses in relation to trade receivables.

PETROBRAS ARGENTINA S.A.

As of December 31, 2012 the Company’s trade receivables amounted to 2,254, of which 96% was due within one year. The remaining 4% was classified as non-current, and related to CAMMESA (an Argentine company engaged in buying electricity from power generation companies and selling it to distribution companies). Except for CAMMESA (which represents approximately 32% of total trade receivables), the Company does not have a significant credit risk concentration, such exposure being fragmented into a large number of customers and other counterparties. No customer concentrates a significant percentage of total trade receivables other than CAMMESA.

Credit risk associated with cash and cash equivalents and other financial investments is limited by the policy to operate only with counterparties (bank institutions) with adequate credit ratings. The Company also has a liquidity policy in place.

4.1.6. Capital management

The main purpose of the Company’s capital management is to maintain a good credit rating and safe debt-to-equity ratios in order to sustain the Company’s business and maximize shareholders’ value.

In addition, Petrobras Argentina seeks to maintain a cash generation level by its operating activities to fund its investment plan and fulfill all its financial commitments. In the years ended December 31, 2012, 2011 and 2010, cash provided by operating activities amounted to 2,902, 1,695 and 2,540, respectively.

The Boards of Directors of the companies over which Petrobras Argentina exercises significant influence or joint control set out their own risk management policies.

Debt-to-equity ratio:

The Company’s debt-to-equity ratio at December 31, 2012, 2011 and 2010 is as follows:

	2012	2011	2010

Total liabilities	8,277	6,998	8,392

Equity	10,570	10,343	9,953

Debt-to-equity ratio	0.78	0.68	0.84

PETROBRAS ARGENTINA S.A.

4.2. Financial instruments by category

As of December 31, 2012, 2011 and 2010, the categories of financial instruments were as follows:

	2012
	Financial assets at fair value through results	Financial assets held to maturity	Loans and receivables	Total
CURRENT ASSETS
Cash and cash equivalents	331	773	156	1,260
Other investments	—	—	20	20
Trade receivables	—	—	2,168	2,168
Other receivables	—	—	1,553	1,553

Total current assets	331	773	3,897	5,001

NON-CURRENT ASSETS
Trade receivables	—	—	86	86
Other receivables	—	—	238	238
Other investments	—	98	181	279

Total non-current assets	—	98	505	603

Total assets	331	871	4,402	5,604

CURRENT LIABILITIES
Accounts payable	—	—	1,863	1,863
Short-term loans	—	—	1,108	1,108
Payroll and social security taxes	—	—	258	258
Taxes payable	—	—	470	470
Provisions	—	—	—	—

Total current liabilities	—	—	3,699	3,699

NON-CURRENT LIABILITIES
Accounts payable	—	—	172	172
Long-term loans	—	—	1,558	1,558

Total non-current liabilities	—	—	1,730	1,730

Total liabilities	—	—	5,429	5,429

PETROBRAS ARGENTINA S.A.

	2011
	Financial assets at fair value through results	Financial assets held to maturity	Loans and receivables	Total
CURRENT ASSETS
Cash and cash equivalents	131	1,061	—	1,192
Other investments	—	—	21	21
Trade receivables	—	—	1,871	1,871
Other receivables	—	—	1,070	1,070

Total current assets	131	1,061	2,962	4,154

NON-CURRENT ASSETS
Trade receivables	—	—	211	211
Other receivables	—	—	896	896
Other investments	—	148	200	348

Total non-current assets	—	148	1,307	1,455

Total assets	131	1,209	4,269	5,609

CURRENT LIABILITIES
Accounts payable	—	—	1,572	1,572
Short-term loans	—	—	40	40
Payroll and social security taxes	—	—	194	194
Taxes payable	—	—	310	310

Total current liabilities	—	—	2,116	2,116

NON-CURRENT LIABILITIES
Accounts payable	—	—	184	184
Long-term loans	—	—	2,182	2,182

Total non-current liabilities	—	—	2,366	2,366

Total liabilities	—	—	4,482	4,482

PETROBRAS ARGENTINA S.A.

	2010
	Financial assets at fair value through results	Financial assets held to maturity	Loans and receivables	Total
CURRENT ASSETS
Cash and cash equivalents	459	1,654	—	2,113
Other investments	—	—	42	42
Trade receivables	—	—	1,468	1,468
Other receivables	—	—	1,761	1,761

Total current assets	459	1,654	3,271	5,384

NON-CURRENT ASSETS
Trade receivables	—	—	223	223
Other receivables	—	—	283	283
Other investments	—	154	117	271

Total non-current assets	—	154	623	777

Total assets	459	1,808	3,894	6,161

CURRENT LIABILITIES
Accounts payable	—	—	1,568	1,568
Short-term loans	—	—	584	584
Payroll and social security taxes	—	—	184	184
Taxes payable	—	—	442	442

Total current liabilities	—	—	2,778	2,778

NON-CURRENT LIABILITIES
Accounts payable	—	—	166	166
Long-term loans	—	—	3,403	3,403

Total non-current liabilities	—	—	3,569	3,569

Total liabilities	—	—	6,347	6,347

PETROBRAS ARGENTINA S.A.

4.3. Fair value of financial instruments

The methods and assumptions used to determine the estimated fair value of each class of financial instrument are as follows:

•	The carrying amount of cash, cash equivalents, accounts receivable and short-term debt are similar to their fair value because of the short-term maturity of these items.

•

The fair value of investments in mutual funds was estimated on the basis of quoted market prices as of the reporting dates for identical assets in active markets and accordingly this fair value estimate was categorized as Level 1.

•

The fair value of publicly offered long-term debt obligations was estimated on the basis of quoted market prices for such debt obligations as of the reporting dates while for the rest of the long-term debt obligations, fair value was estimated on the basis of interest rates currently available to the Company for debt obligations with similar maturities.

The estimated fair value of long-term loans as of December 31, 2012, 2011 and 2010, valued at amortized cost, except for financial instruments whose book values above approximate fair values, are as follows:

Long-term loans	2012	2011	2010

Book value	1,558	2,182	3,403

Fair value	1,630	2,421	3,622

4.4. Fair Value by hierarchy levels

Fair value is a market-based measurement based on assumptions that market participants would use in pricing the asset or liability. The Company uses the following three-tier fair value hierarchy which prioritizes the inputs observables used to measure fair value:

•	Level 1: Observable inputs such as quoted prices in active markets;

•	Level 2: Inputs other than quoted prices in active markets that are observable either directly or indirectly; and

•	Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

If one or more significant inputs were not based on observable market data, related financial instruments are included in Level 3.

PETROBRAS ARGENTINA S.A.

	2012
	Level 1	Level 2	Level 3	Total
CURRENT ASSETS
Cash and cash equivalents	331	—	—	331

Total current assets	331	—	—	331

Total assets	331	—	—	331

Total liabilities	—	—	—	—

	2011
	Level 1	Level 2	Level 3	Total
Other receivables
Cash and cash equivalents	131	—	—	131

Total current assets	131	—	—	131

Total assets	131	—	—	131

Total liabilities	—	—	—	—

	2010
	Level 1	Level 2	Level 3	Total
Capital Stock
Cash and cash equivalents	459	—	—	459

Total current assets	459	—	—	459

Total assets	459	—	—	459

Total liabilities	—	—	—	—

5.	Information by segments

The Company prepares this information based on business segment criteria and also prepares relevant information by geographical area.

5.1. Business segments:

Transactions between business segments are conducted during the ordinary course of business at market terms and prices. The terms and conditions of these transactions are comparable to those offered by or obtained from non-related parties.

PETROBRAS ARGENTINA S.A.

Below is detailed information on each business segment identified by the Company’s Management:

	2012
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate Other and Eliminations	Total

Current assets	1,925	1,252	786	1,251	810	6,024
Investment in companies under joint control	—	—	—	689	—	689
Investments in associates	2,847	159	—	—	—	3,006
Other Investments	99	—	—	82	98	279
Property, plant and equipment	6,067	1,196	389	732	96	8,480
Non-current other assets	110	51	42	140	26	369

Total assets	11,048	2,658	1,217	2,894	1,030	18,847

Total liabilities	3,867	1,563	344	578	1,925	8,277

	2011
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate Other and Eliminations	Total

Current assets	1,221	1,949	517	956	481	5,124
Investment in companies under joint control	—	—	—	724	—	724
Investments in associates	2,795	148	—	—	—	2,943
Other Investments	102	—	—	106	140	348
Property, plant and equipment	4,712	1,163	271	814	96	7,056
Non-current other assets	344	56	22	225	499	1,146

Total assets	9,174	3,316	810	2,825	1,216	17,341

Total liabilities	2,743	1,893	235	489	1,638	6,998

	2010
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate Other and Eliminations	Total

Current assets	1,617	1,835	993	635	1,498	6,578
Investment in companies under joint control	—	—	—	690	1	691
Investments in associates	2,828	141	—	—	—	2,969
Other Investments	—	—	—	121	150	271
Property, plant and equipment	4,446	1,094	875	775	105	7,295
Non-current other assets	42	60	91	293	55	541

Total assets	8,933	3,130	1,959	2,514	1,809	18,345

Total liabilities	1,811	1,897	774	433	3,477	8,392

PETROBRAS ARGENTINA S.A.

	2012
	Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate Other and Eliminations	Total
Consolidated Statement of Income

Sales
To third parties	999	6,543	2,676	2,315	232	12,765
Inter-segment	5,071	303	194	166	(5,734)	—

	6,070	6,846	2,870	2,481	(5,502)	12,765
Cost of sales	(4,246)	(6,384)	(2,683)	(2,089)	5,783	(9,619)

Gross profit	1,824	462	187	392	281	3,146

Administrative and selling expenses	(221)	(475)	(74)	(35)	(628)	(1,433)
Exploration expenses	(212)	—	—	—	—	(212)
Other operating (expenses) income, net	(194)	13	38	224	(202)	(121)
Share of profit of equity accounted investees	(126)	11	—	(33)	—	(148)

Operating income (loss)	1,071	11	151	548	(549)	1,232

Interest income	46	—	—	23	64	133
Interest lost	(55)	(19)	(2)	(8)	(163)	(247)
Other financial results	(193)	(27)	(8)	32	240	44
Income tax	(120)	(19)	—	(3)	(350)	(492)

Net income (loss) continued operations	749	(54)	141	592	(758)	670

Net income (loss)	749	(54)	141	592	(758)	670

PETROBRAS ARGENTINA S.A.

	2011
	Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate Other and Eliminations	Total
Consolidated Statement of Income

Sales
To third parties	169	6,966	1,688	2,142	139	11,104
Inter-segment	3,968	312	98	152	(4,530)	—

	4,137	7,278	1,786	2,294	(4,391)	11,104
Cost of sales	(2,982)	(6,619)	(1,562)	(1,769)	4,470	(8,462)

Gross profit	1,155	659	224	525	79	2,642

Administrative and selling expenses	(171)	(454)	(57)	(17)	(506)	(1,205)
Exploration expenses	(391)	—	—	—	—	(391)
Other operating (expenses) income, net	(565)	(22)	(27)	38	(255)	(831)
Share of profit of equity accounted investees	(136)	67	—	33	—	(36)

Operating income (loss)	(108)	250	140	579	(682)	179

Interest income	18	7	—	31	37	93
Interest lost	(44)	(20)	(1)	(6)	(182)	(253)
Other financial results	(60)	(62)	(79)	(15)	200	(16)
Other	(18)	(15)	88	(1)	(69)	(15)

Net (loss) income continued operations	(212)	160	148	588	(696)	(12)

Net income discontinued operations	—	—	706	—	—	706

Net income (loss)	(212)	160	854	588	(696)	694

PETROBRAS ARGENTINA S.A.

	2010
	Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate Other and Eliminations	Total
Consolidated Statement of Income

Sales
To third parties	410	6,526	1,274	1,749	351	10,310
Inter-segment	3,244	320	69	153	(3,786)	—

	3,654	6,846	1,343	1,902	(3,435)	10,310
Cost of sales	(2,398)	(6,129)	(1,183)	(1,523)	3,759	(7,474)

Gross profit	1,256	717	160	379	324	2,836

Administrative and selling expenses	(180)	(480)	(53)	(26)	(590)	(1,329)
Exploration expenses	(190)	—	—	—	—	(190)
Other operating (expenses) income, net	(168)	(197)	30	31	(150)	(454)
Share of profit of equity accounted investees	(116)	54	—	(35)	—	(97)

Operating income (loss)	602	94	137	349	(416)	766

Interest income	10	1	—	24	58	93
Interest lost	(31)	(13)	(1)	(12)	(304)	(361)
Other financial results	33	(23)	(36)	14	24	12
Other	(49)	66	9	(9)	(171)	(154)

Net (loss) income continued operations	565	125	109	366	(809)	356

Net income discontinued operations	—	—	275	—	—	275

Net income (loss)	565	125	384	366	(809)	631

PETROBRAS ARGENTINA S.A.

5.2. Relevant information by geographical area

Below is information on assets, net sales, operating income and equity in earnings of affiliates aggregated by geographical area:

	2012
	Argentina	Venezuela	Bolivia	Brazil (a)	Ecuador	Other and eliminations	Total
Current assets	5,537	46	92	—	336	13	6,024
Investment in companies under joint control	689	—	—	—	—	—	689
Investments in associates	203	2,634	—	—	169	—	3,006
Other receivables	95	86	—	—	98	—	279
Property, plant and equipment	8,244	—	233	—	2	1	8,480
Non-current other assets	347	—	2	—	17	3	369

Total assets	15,115	2,766	327	—	622	17	18,847

	2011
	Argentina	Venezuela	Bolivia	Brazil (a)	Ecuador	Other and eliminations	Total
Current assets	4,915	42	77	—	76	14	5,124
Investment in companies under joint control	724	—	—	—	—	—	724
Investments in associates	364	2,450	—	—	129	—	2,943
Other receivables	105	102	—	—	141	—	348
Property, plant and equipment	6,849	—	188	—	18	1	7,056
Non-current other assets	832	—	2	—	309	3	1,146

Total assets	13,789	2,594	267	—	673	18	17,341

	2010
	Argentina	Venezuela	Bolivia	Brazil (a)	Ecuador	Other and eliminations	Total
Current assets	5,265	146	73	578	490	26	6,578
Investment in companies under joint control	691	—	—	—	—	—	691
Investments in associates	336	2,518	—	—	115	—	2,969
Other receivables	123	—	—	—	148	—	271
Property, plant and equipment	6,486	—	173	617	17	2	7,295
Non-current other assets	494	—	2	40	4	1	541

Total assets	13,395	2,664	248	1,235	774	29	18,345

(a)	Note 18.3

	2012
	Argentina	Venezuela	Bolivia	Ecuador	Other and eliminations	Total
Sales (1)	12,597	—	129	—	39	12,765
Operating income (loss)	1,428	(158)	86	(104)	(20)	1,232

	2011
	Argentina	Venezuela	Bolivia	Ecuador	Other and eliminations	Total
Sales (1)	10,944	—	124	—	36	11,104
Operating income (loss)	140	(4)	45	(10)	8	179

	2010
	Argentina	Venezuela	Bolivia	Ecuador	Other and eliminations	Total
Sales (1)	9,915	—	116	243	36	10,310
Operating income (loss)	703	1	55	49	(42)	766

(1)	Entirely related to sales to third parties.

PETROBRAS ARGENTINA S.A.

6.	Cost of sales

The Company’s cost of sales and the relevant expenses charged to cost of sales are broken down as follows:

	Notes	2012	2011	2010

Inventories at the beginning of the year		1,009	1,087	1,009
Purchases, consumptions and other		4,358	4,628	4,439
Expenses attributable to cost of sales	6.1	5,320	3,756	3,113

		10,687	9,471	8,561

Inventories at the end of the year		(1,068)	(1,009)	(1,087)

Cost of sales		9,619	8,462	7,474

6.1. Expenses attributable to cost of sales

	2012	2011	2010

Salaries and wages	485	365	292
Other benefits to personnel	87	74	52
Taxes, charges and contributions	16	15	19
Fees and professional advisory	4	9	5
Depreciation of property, plant and equipment	1,684	1,148	966
Oil and gas royalties	823	578	532
Spare parts and repairs	485	355	309
Transportation and freights	184	175	134
Procurement of works and services	1,397	972	745
Fuel, gas, energy and other	83	47	33
Other operating costs and consumptions	115	60	49
Expense reimbursements	(43)	(42)	(23)

	5,320	3,756	3,113

PETROBRAS ARGENTINA S.A.

7.	Administrative and selling expenses

	2012	2011	2010

Salaries and wages	584	489	434
Other benefits to personnel	115	128	101
Taxes, charges and contributions	244	177	383
Fees and professional advisory	82	73	74
Depreciation of property, plant and equipment	54	57	58
Spare parts and repairs	51	43	33
Transportation and freights	254	222	228
Procurement of works and services	121	93	112
Fuel, gas, energy and other	8	7	5
Other operating costs and consumptions	62	38	6
Expense reimbursements	(142)	(122)	(105)

	1,433	1,205	1,329

8.	Exploration expenses

	2012	2011	2010

Geological and geophysical expenses	44	97	54
Abandoned and non-productive well write-downs	168	294	136

	212	391	190

9.	Other operating expenses, net

	Notes	2012	2011	2010

Advisory services rendered to other companies		37	40	32
Taxes on bank transactions		(147)	(154)	(145)
Contingencies		(30)	(112)	(35)
Environment	(1)	—	(260)	—
Oil transportation agreement with OCP		—	—	(126)
Writedown of assets in Argentina	18.2	—	—	(209)
Disposal of property, plant and equipment		23	30	(3)
Writedown of contractual credit in Ecuador	28	(61)	(143)	—
CIESA debt restructuring	13.1.4	221	—	—
Other		(164)	(232)	32

		(121)	(831)	(454)

(1)	Corresponding to charges related to environmental issues undertaken by the Company from the current year, resulting from increased levels of demand of internal policies, in line with international standards of excellence.

PETROBRAS ARGENTINA S.A.

10.	Financial results

	Note	2012	2011	2010

Financial income
Interest		133	93	93
Foreign exchange gains and other results		309	196	198

		442	289	291

Financial costs
Interest		(247)	(253)	(361)
Foreign exchange losses and other results	2.6.6	(156)	(104)	(120)
Other financial expenses, net		(109)	(108)	(66)

		(512)	(465)	(547)

11.	Earnings per share

The Company’s Shareholders Meeting held on March 29, 2012 resolved to capitalize retained earnings of 1,009, through the issuance of 1,009,618,410 common shares with a face value of P$1 per share. In accordance with IAS 33, the weighted average number of shares in issue used in the earnings per share calculation was retroactively changed for all periods presented to give effect to this capitalization of retained earnings.

Basic and diluted earnings per share attributable to the controlling company’s shareholders are calculated as follows:

Numerator	2012	2011	2010

Income attributable to shareholders of parent company from continuing activities	615	(8)	350

Income attributable to shareholders of parent company from discontinued activities	—	706	275

Total income for the purposes of basic earnings per share attributable to shareholders of parent company	615	698	625

Dilutive effects	—	—	—

Total income for the purposes of diluted earnings per share attributable to shareholders of parent company	615	698	625

Denominator	2012	2011	2010

Attributable to common shares Basic incomes per share	2,019,236,820	2,019,236,820	2,019,236,820

Dilutive effects	—	—	—

Weighted average adjusted for dilutive effect	2,019,236,820	2,019,236,820	2,019,236,820

There have been no transactions involving common shares or potential common shares between the year closing date and the presentation of these financial statements.

PETROBRAS ARGENTINA S.A.

12.	Cash and cash equivalents

		2012		2011	2010

Cash			156	85	328
Time deposits			773	660	1,283
Mutual funds			331	46	131
Related companies	26.2		—	387	358
Other			—	14	13

			1,260	1,192	2,113

		US$	294	1,098	1,706
		Bol	3	5	—
		EU	3	1	3
		Rls	—	—	84
		PES	960	88	320

13.	Investments in related companies

13.1. Investments in joint ventures

	2012		2011	2010
	Cost	Book value	Book value	Book value

Equity in companies under joint control

Distrilec S.A.	683	202	455	545
CIESA	596	487	269	146

	1,279	689	724	691

13.1.1. Distrilec

Petrobras Argentina, through Petrobras Finance Bermudas and PEDASA, holds an indirect interest of 48.50% in Distrilec.

Distrilec may change its equity interest and sell its shares in Edesur only with the approval of ENRE. In addition, over the entire term of Edesur’s concession, Class “A” shares in Edesur shall remain pledged to guarantee the compliance with the obligations undertaken in the Concession Agreement. This pledge does not in any way limit the exercise of financial and voting rights associated with Edesur’s shares.

13.1.2. CIESA

The shareholders of CIESA, the parent company of TGS, may not sell their Class “A” shares representing 51% of TGS’s capital stock, without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.

13.1.3. Carrying value of the Company’s interests in CIESA and Distrilec

At December 31, 2012, 2011 and 2010, the carrying value of the direct and indirect holding in CIESA was 487, 269 and 146, respectively. At December 31, 2011 and 2010, the carrying value of CIESA including (185) and (195) for adjustments made to align the accounting principles to those of the Company and 110 from the transfer to Enron of TGS shares.

PETROBRAS ARGENTINA S.A.

At December 31, 2012, 2011 and 2010, the carrying value of the indirect interest in Distrilec amounts to 202, 455 and 545, respectively, which includes 19, 25 and 31 from the allocation of the consideration paid for the indirect interest in Distrilec in excess of fair value of net assets acquired.

The book value of these interests does not exceed their recoverable value.

13.1.4. CIESA indebtedness

Due to the Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law CIESA did not pay at maturity, in April 2002, either the principal and the last interest installment, or the cap and collar of interest rate agreements.

In April 2004, Petrobras Argentina and EPCA, a subsidiary of Enron Corp., the only two shareholders of CIESA, celebrated a master settlement agreement in which they agreed to make certain share transfers in two successive steps to facilitate the restructuring of CIESA’s financial debt.

Initially, after the relevant regulatory authorities’ approvals, on August 29, 2005, EPCA transferred 40% of its shares in CIESA to a trust fund and, at the same time, Petrobras Argentina and its subsidiary, Petrobras Hispano Argentina S.A., transferred to EPCA Class B shares of TGS (representing 7.35% of TGS’s capital stock). The Company considered the book value of the shares transferred as part of the valuation of its interest in CIESA in Investments in companies under joint control.

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

Under such circumstances, on January 28, 2009, CIESA brought an action before the Courts of the State of New York, United States of America, to petition that an order be issued to declare that any action initiated by AEI against CIESA in connection with the Corporate Bonds should not succeed because said bonds had become time-barred and, on a subsidiary basis, that strict performance of the Restructuring Agreement be ordered and that CIESA be paid damages for termination of the agreement by AEI without due notice. Later, and after considerable judicial instances on May 13, 2010 notice was given to CIESA of a filing made by AEI in the same Courts of New York State rejecting the claims stated by CIESA and demanding payment of CIESA’s Corporate bonds.

On May 10, 2011 CIESA entered into a Memorandum of Understanding with the Pampa Group, which also became the holder of the notes.

On May 18, 2011, the parties to the CIESA Restructuring Agreement entered into a fourth amendment of such agreement, which, among other things, provides for the replacement of AEI by the Pampa Group in the CIESA Restructuring Agreement On October 5, 2011, by note No. 11,362, ENARGAS expressed no regulatory objections to the CIESA Restructuring Agreement and expressed that it may be effective after approval is obtained from the CNDC. At the date of issuance of these financial statements the CNDC authorization was not obtained even.

PETROBRAS ARGENTINA S.A.

On July 13, 2012, CIESA and Grupo Pampa entered into a settlement agreement whereby all parties involved waived all claims, title and interest under the lawsuit before the New York State Courts and terminated the same. As a result of the agreement, CIESA paid off all the financial debt by means of (i) the transfer to Grupo Pampa of 4.3% of TGS’s shares; (ii) the payment of approximately US$130 million; (iii) the release of the remaining financial debt, and (iv) execution of a fifth amendment to the Restructuring Agreement. It was agreed that upon obtaining the governmental approval, Grupo Pampa will receive shares representing 40% of CIESA’s capital stock which are held in trust by The Royal Bank of Scotland N.V. Sucursal Argentina.

As a result of the full settlement of CIESA’s total financial debt, in the third quarter of 2012 the Company recorded a gain of 291 for its shareholding in CIESA, of which 221 and 165 are charged to Other operating expenses, net and Share of profit of equity accounted investees, respectively, with a charge of 95 in Income tax.

Pursuant to the entry on July 13, 2012 into the settlement agreement described above, and to decisions taken by CIESA’s board of directors meeting held on October 23, 2012, on January 2, 2013, CIESA notified the CNV of the formal cancellation of the 1997 CIESA Notes, initiating the steps necessary for CIESA’s withdrawal from public offering and listing.

13.1.5. Tariff situation of the public utility companies

13.1.5.1. General framework

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

13.1.5.2. TGS

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

On December 3, 2009, the PEN issued Decree No. 1,918/09 ratifying the provisional agreement. As a result, TGS will invoice its clients the tariff increase once the ENARGAS has published the new tariff schedule and has defined the invoicing method of the retroactive increase. This administrative formality, however, has not been completed and considering the excessive delay, in August 2010, TGS sent a letter to ENARGAS requesting authorization to publish the tariff schedule including the 20% provisional tariff increase and the method for collection of the retroactive increase and the application of an interest rate in accordance with the payment terms to be defined. ENARGAS answered TGS that it had forwarded the background information and the tariff project to the SCyCG, which is part of the MPFIPyS, in compliance with Resolution No. 2,000/2005 issued by the MPFIPyS.

PETROBRAS ARGENTINA S.A.

On September 30, 2010, TGS filed an action for the protection of its constitutional rights (“acción de amparo”) under Section 43 of the National Constitution and Law No. 16,986, against ENARGAS and SCyCG to seek implementation of the new tariff schedule. On November 8, 2010, notice was given to TGS of the judgment granting the requested action and thus ordering SCyCG to return to ENARGAS within two days the documents relating to the new tariff schedule applicable to TGS in compliance with Decree No. 1,918/09, and instructing ENARGAS to define the tariff schedule and the method for collection of the retroactive increase within two days following receipt of the referred documents. ENARGAS and the SCyCG appealed.

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

On April 5, 2011, Panel II of the Federal Court of Appeals in Administrative matters set a 60 business day term for SCyCG to take action as provided under Resolution No. 2,000/2005 and return the record to ENARGAS, and instructed ENARGAS to render its opinion as regards the adequacy of tariffs and the Provisional Tariff Schedule provided thereunder no later than 60 business days after receipt of the abovementioned record from SCyCG, upon verification of compliance with the requirements provided for in the provisional agreement dated October 9, 2008. TGS and ENARGAS filed an extraordinary appeal which was rejected by the Court of Appeals on May 27, 2011. On June 14, 2011 ENARGAS filed a complaint against refusal to grant appeal before the Federal Supreme Court of Argentina. Since more than one year has elapsed since publication of Decree No. 1.918/09 and given authorization of the suspension of the action for the protection of constitutional rights, this meaning a material change in the conditions determining the original recording of the tariff increase, TGS’s management resolved to: (i) discontinue recording the revenues attributable to the tariff increase, and (ii) reverse the amount receivable previously accounted for in fiscal year ended December 31, 2009 and 2010 TGS managements decision does not imply a waiver of the rights conferred by Decree No. 1,918/09.

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

Early in October 2008, TGS received from UNIREN a proposal for a comprehensive renegotiation agreement (including the 20% initial tariff increase). In October 2011 a new proposal, similar to the previous one, was received. This proposal, was accepted by TGS, allowing UNIREN to start the administrative proceedings required to be successfully completed before the competent authorities for execution of the Agreement. As of the date of these financial statements, the proposal, including the tariff increase, is still not effective.

At December 31, 2012, the net book value of the investment in CIESA (controlling shareholder of TGS) amounts to 487 and represents approximately 3% of the total assets of Petrobras Argentina.

The Company has performed a test on the recoverability of the value of that investment based on assumptions of an increase in tariffs of the TGS business, and determined that no impairment losses should be recorded. Certain assumptions used in the valuation, if materialized, are highly influenced by the economic context and are contingent on future events and actions, some of which are outside the scope of the Company’s Management, and which might affect the carrying value of assets.

PETROBRAS ARGENTINA S.A.

13.1.5.3. Edesur

Memorandum of Agreement between Edesur and the Argentine government

a) General considerations:

In August 2005 Edesur entered into a Memorandum of Agreement (MOA) with UNIREN that included, among other matters, the terms and conditions that, once the procedures established by regulations are fulfilled, would be the basis for amending the concession agreement. The document established through June 30, 2006 that a RTI would be performed, which lead to a new rate system effective August 1, 2006, and for the following five years. Also, among others, it established a transition period for which the following was agreed, a transitional rate system as from November 1, 2005, with an increase in the average service rate not exceeding 15%, applicable to all tariff categories, except for residential rates; and a mechanism to monitor costs, which allows for reviewing rate adjustments. Subsequently, Resolution No. 864/2008 issued by the Secretary of Energy approved the rate system through February 2009. As a preliminary condition for the Executive Branch to ratify the MOA, Edesur and its shareholders suspended all pending claims based on the measures taken as from the emergency situation established by Public Emergency Law in connection with the concession agreement.

The MOA was ratified by the Executive Branch on December 28, 2006. Subsequently, under Resolution No. 50/2007 published in the Official Gazette on February 5, 2007, ENRE approved the new tariff schedule and the passing through to invoice prices of the provisional tariff increases agreed upon. In addition, under Resolution No. 433/2007 published in the Official Gazette on April 30, 2007, the Secretary of Energy extended the contractual transition period and the effects thereof until the effective date of the tariff schedule derived from the RTI (Overall Tariff Review).

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

On August 18, 2009, considering the domestic electric power consumption level during the winter season and in order not to adversely affect their payment capability, the Secretary of Energy provided under Resolution No. 652/09 new seasonal prices for the June 1, 2009 – December 31, 2009 period for residential users with bimonthly consumption over 1,000 kWh or monthly consumption over 500 kWh. As a result, the ENRE issued Resolution No. 433/09, dated August 19, 2009, approving the values stated in the new tariff schedule applicable to the before mentioned period which imply a subsidy from the National Government to users involved of 100% of the tariff increase provided under ENRE Resolution No. 628/08 for June and July 2009 and of 70% of the tariff increase for August and September 2009. An equivalent subsidy was provided for under Resolutions No. 347/2010 issued by the Secretary of Energy and No. 294/2010 issued by the ENRE for the June 1, 2010 - September 30, 2010 period and under Resolutions No. 202/2011 issued by the Secretary of Energy and No. 216/2011 issued by the ENRE for the June 1, 2011 - December 31, 2011. and Resolutions No. 255/2012 issued by the Secretary of Energy and No. 155/2012 issued by ENRE for the June 1, 2012 – September 30, 2012 period.

Subsequently, on November 27, 2012, ENRE issued Resolution No. 347/2012 authorizing Edesur to apply a differential fixed amount for each category of users to be used exclusively for the execution of infrastructure works and corrective maintenance of facilities. In addition, the above Resolution provides that such amount must be deposited in a special account to be managed through a trust.

In spite of these actions, Edesur’s revenues do not reflect variations in the cost of daily supply of electricity distribution services, with cash and operating deficits maintained.

PETROBRAS ARGENTINA S.A.

b) Actions taken by Edesur:

Under the terms of the MOA, Edesur complied with the provision of electricity distribution services, the development of its operations allowed it to meet the continuous increase in demand. In this respect, Edesur absorbed higher costs associated with rendering the service and complied with the investment commitments set forth in the MOA to meet the increase in demand.

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

As of January 30, 2013 (see note 31), the requests submitted were pending resolution by the regulatory authorities.

Within this context, in June 2012, Edesur submitted a note to the Secretary of Energy and CAMMESA requesting financing alternatives to pay for the purchase of energy. In addition, on January 17, 2013, Edesur submitted a new note to CAMMESA stating that since Edesur’s revenues do not reflect cost variations and cash and operating deficits are maintained, a new payment alternative is proposed to find a mutually satisfactory solution.

As of January 30, 2013 (see note 31), the financing requested had not been defined by CAMMESA yet.

Regulatory Agency Requirements

On October 8, 2010, ENRE served notice to Edesur of Resolution No. 525/2010 demanding Edesur to adjust the 2010 investment plan and submit an Operative Regularization Program to remove deficiencies in the supply of public services. Edesur submitted to the ENRE a petition for reconsideration against said resolution rejecting the reasons and grounds thereof and ratified the 2010 investment plan and the Operative Regularization Program. As of January 30, 2013 (see note 31), the petition had not been answered.

Given the electricity supply interruptions occurred between December 20 and 31, 2010, ENRE, through Resolution No. 01/2011 sent to Edesur on January 4, 2011, ordered that a comprehensive technical, legal, economic and financial audit be conducted, during a thirty day term, to assess the compliance by Edesur with its material obligations, the adequacy of and compliance with the committed investment plan, the investments made to meet the demand growth, the current conditions and level of maintenance of the facilities and equipment and wether Edesur is qualified to adequately provide public electricity distribution services. The above mentioned comprehensive audit started January 5, 2011. As of January 30, 2013 (see note 31), the audit was in progress and Edesur had answered all requests in order to prove adequate compliance with its obligations.

c) Investment in Distrilec/Edesur

The net book value of the equity investment in Distrilec (controlling shareholder of Edesur) amounts to 202 at December 31, 2012, representing 1% of Petrobras Argentina’s total assets. During the first quarter of 2012, Petrobras Argentina recorded an out-of period adjustment which decrease net income by approximately Ps. 51.1 before tax which related to year 2011 to correctly account for the investment in Distrilec under the equity method of accounting.

The Company performed a test to assess recoverability of the value of the investment in Distrilec considering discounted cash flow projections based on tariff increase assumptions relating to Edesur business.

PETROBRAS ARGENTINA S.A.

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

Based on the above assessment, Petrobras Argentina determined that no impairment charges were required as of December 31, 2012 on the carrying equity value of its investment in Distrilec/Edesur.

13.1.6. Economic and financial situation of Edesur

Edesur has been conducting its operations within an adverse context that has affected its revenues and liquidity. Since there are certain events beyond Edesur’s control that should occur to reverse the current economic and financial situation, especially in connection with the tariffs increase, there is uncertainty as to the future development of the operations of Edesur.

Edesur estimates that the recognition of higher costs stated in the MOA and the Overall Tariff Review would restore the economic and financial balance of the Concession Agreement.

As of January 30, 2013 (see note 31), the resolution of the petitions submitted by Edesur requiring the accomplishment of the agreed terms were pending by the regulatory authorities.

In June, 2012, Edesur submitted a note to the Secretary of Energy and CAMMESA requesting financing to pay for the purchase of energy. As of January 30, 2013 (see note 31), CAMMESA had not defined the funding requested.

PETROBRAS ARGENTINA S.A.

13.2. Equity in associates

		2012		2011	2010
	Note	Cost	Book value	Book value	Book value

Equity in associates

OCP		98	169	129	115
Oleoductos del Valle S.A.		61	43	54	59
PELSA	13.5	—	—	160	133
Refinería del Norte S.A.		63	159	148	141
Mixed Companies in Venezuela		2,714	4,437	3,779	3,488
Other		—	1	2	3
Allowance for impairment of investments	(1)	—	(1,803)	(1,329)	(970)

		2,936	3,006	2,943	2,969

(1)	The activity for the years ended December 31, 2012, 2011 and 2010, includes (189), (65) and (35) charged to “Other comprehensive income” and (260), (281) and (212), charged to “Other operating expenses”, respectively (see note 13.3).

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

As of December 31, 2012, 2011 and 2010 the carrying value of the Company’s direct and indirect interest in the mixed companies, net of impairment charges, is 2,634, 2,450 and 2,518, respectively. The recoverability of the referred investments is highly sensitive to crude oil price volatility, to economic, social and regulatory changes and, particularly, to the resulting business plans. In determining the fair value, the Company considered prices based on business plans, production curves, transaction costs at market values and investment needs to develop the reserves of such companies. Discount rates used to measure fair value consider the type of asset involved, the business segment and the country where operations are conducted. As of December 31, 2012, 2011 and 2010 the Company maintains allowances for impairment on these investments of 1,803, 1,329 and 970, respectively.

PETROBRAS ARGENTINA S.A.

Upon the execution of the pertinent agreements in connection with the migration of the operating agreements, in 2006, the Government of Venezuela recognized a divisible and transferable credit in favor of the private companies participating in the mixed companies in the amount of US$ 88.5 million for Petrobras Argentina’s equity interest, which does not accrue interest and could be applied to the payment of acquisition bonds to be used in any new mixed ownership project for oil exploration and production activities, or licenses for gas exploration and production operations in Venezuela. Since projects for the use of the credit recognized had not materialized, the efforts to transfer such credit to third parties had not been successful, and other alternative uses of the credit was not anticipated, in 2007 the Company recorded an allowance for the full amount of the credit. As of December 31, 2012, 2011 and 2010 the Company maintains allowances for impairment on this asset of 434, 380 and 352, respectively.

13.3. Share of profit of equity accounted investees

		2012	2011	2011
Mixed Companies in Venezuela	(1)	(162)	(176)	(154)
Refinería del Norte S.A.		11	67	54
PELSA	13.5	26	40	33
CIESA	(2)	219	121	(18)
Distrilec		(253)	(90)	(17)
Other		11	2	5

		(148)	(36)	(97)

(1)	Includes an allowance of 260, 281 and 212 for the years ended December 31, 2012, 2011 and 2010.
(2)	In 2012, includes 165 for the debt restructuring of CIESA. (Note 13.1.4)

13.4. Dividends collected

		2012	2011	2011
Mixed Companies in Venezuela		—	327	128
Refinería del Norte S.A.		—	59	62
PELSA	13.5	9	25	26
OCP		3	3	3
Other		2	2	—

		14	416	219

13.5. Acquisition of PELSA

On May 31, 2012, the Company reached an agreement to acquire a 39.671% equity interest in Petrolera Entre Lomas S.A. from its controlling company Petrobras Participaciones S.L. for US$ 249.4 million. As from this date, Petrobras Argentina exercises control over Petrolera Entre Lomas S.A. with a shareholding of 58.88%.

The price agreed between the parties further includes a contingent to the seller for a period of 10 years from the acquisition to reflect the value of any identification of unconventional resources in commercially exploitable areas Entre Lomas, Bajada del Palo, Agua Amarga and Charco del Palenque. Such compensation will be done considering the market value of these resources to the valuation date, and will be conducted by an internationally renowned independent evaluator hired by agreement between the parties. At the date of issuance of these financial statements have not been identified unconventional commercially exploitable resources, whereby the Company has not recognized liabilities related to this transaction.

PETROBRAS ARGENTINA S.A.

When accounting for this acquisition, the Company recognized the subsidiary’s assets and liabilities at book value as of the transaction date. As the fair value of the net assets acquired was higher than book value, the Company recorded 693 in Equity (Note 2.6.6).

Effects of PELSA consolidation in the financial statements of the Company:

The assets and liabilities incorporated in the May 31, 2012 were as follows:

Cash and cash equivalents	110
Property, plant and equipment	1,098
Other assets	369

Total assets	1,577

Total liabilities	546

The results incorporated since 1 June 2012 are as follows:

Sales	841
Gross profit	327
Net incomes	80

If they had been consolidated since 1 January 2012 the results have been incorporated as follows:

Sales	1,414
Gross profit	585
Net incomes	271

PETROBRAS ARGENTINA S.A.

13.6. Information about ownership in subsidiaries and affiliates as of December 31, 2012

		% OF OWNERSHIP AND VOTES
Subsidiaries	COUNTRY	DIRECT	INDIRECT	BUSINESS SEGMENT
Atalaya Energy S.R.L.	Argentina	95.00	5.00	Oil and Gas Exploration and Production
Canadian Hunter Argentina S.A	Argentina	95.00	5.00	Oil and Gas Exploration and Production
Corod Producción S.A.	Venezuela	100.00	—	Oil and Gas Exploration and Production
EcuadorTLC S.A.	Ecuador	100.00	—	Oil and Gas Exploration and Production
Eg3 Red S.A.	Argentina	95.00	5.00	Refining and Distribution
Electricidade Com S.A.	Brasil	—	100.00	Gas and Energy
Enecor S.A.	Argentina	69.99	—	Gas and Energy
Petrobras Bolivia Internacional S.A.	Bolivia	100.00	—	Corporate
Petrobras Electricidad de Argentina S.A.	Argentina	93.60	6.40	Gas and Energy
Petrobras Energía Colombia	Gran Cayman	—	100.00	Oil and Gas Exploration and Production
Petrobras Energía de México S.A. de C.V.	México	—	100.00	Oil and Gas Exploration and Production
Petrobras Energía Ecuador	Gran Cayman	—	100.00	Oil and Gas Exploration and Production
Petrobras Energía Internacional S.A.	Argentina	95.00	5.00	Corporate
Petrobras Energía Operaciones Ecuador S.A.	Ecuador	—	100.00	Oil and Gas Exploration and Production
Petrobras Finance Bermuda	Bermuda Island	—	100.00	Gas and Energy
Petrobras Hispano Argentina S.A.	España	100.00	—	Corporate
Petrolera San Carlos S.A.	Venezuela	—	100.00	Oil and Gas Exploration and Production
Transporte y Servicios de Gas en Uruguay S.A.	Uruguay	51.00	13.55	Gas and Energy
World Energy Business S.A.	Argentina	—	100.00	Gas and Energy
Petrolera Entre Lomas S.A.	Argentina	58.88	—	Oil and Gas Exploration and Production

Affiliates under joint control

Cía. de Inversiones de Energía S.A.	Argentina	25.00	25.00	Gas and Energy
Distrilec Inversora S.A.	Argentina	—	48.50	Gas and Energy
Edesur S.A.	Argentina	—	27.33	Gas and Energy
Transportadora de Gas del Sur S.A.	Argentina	—	25.50	Gas and Energy

Main affiliates in which significance influence is exercised

Coroil S.A.	Venezuela	20.00	29.00	Oil and Gas Exploration and Production
Inversora Mata S.A.	Venezuela	49.00	—	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados Ltd.	Gran Cayman	—	11.42	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados S.A.	Ecuador	—	11.42	Oil and Gas Exploration and Production
Oleoductos del Valle S.A.	Argentina	23.10	—	Oil and Gas Exploration and Production
Petrokariña S.A.	Venezuela	29.20	5.29	Oil and Gas Exploration and Production
Petroritupano S.A.	Venezuela	22.00	—	Oil and Gas Exploration and Production
Petroven-Bras S.A.	Venezuela	29.20	5.29	Oil and Gas Exploration and Production
Petrowayú S.A.	Venezuela	36.00	—	Oil and Gas Exploration and Production
Propyme S.G.R (en liquidación)	Argentina	48.56	0.07	Corporate
Refinería del Norte S.A.	Argentina	28.50	—	Refining and Distribution
Urugua-í S.A.	Argentina	29.33	—	Gas and Energy

Other interest in affiliates

Termoeléctrica José de San Martín S.A.	Argentina	10.00	—	Gas and Energy
Termoeléctrica Manuel Belgrano S.A.	Argentina	10.00	—	Gas and Energy

PETROBRAS ARGENTINA S.A.

13.7. Relevant information

The following is some relevant information about assets, liabilities and results of the Company’s associates and investments in joint ventures as of December 31, 2012, 2011 and 2010 and for the years then ended:

Assets and liabilities	2012			2011			2010
	Oil and Gas Exploration and Production	Refining and Distribution	Gas and Energy	Oil and Gas Exploration and Production	Refining and Distribution	Gas and Energy	Oil and Gas Exploration and Production	Refining and Distribution	Gas and Energy

Current assets	9,954	1,462	2,253	8,359	760	2,143	6,570	609	2,393
Non-current assets	10,508	492	8,188	12,031	469	8,827	10,422	426	7,899

Total assets	20,462	1,954	10,441	20,390	1,229	10,970	16,992	1,035	10,292

Current liabilities	7,682	1,342	4,678	8,065	567	4,589	5,234	481	3,742
Non-current liabilities	4,097	54	3,151	4,470	143	3,337	4,765	57	3,090

Total liabilities	11,779	1,396	7,829	12,535	710	7,926	9,999	538	6,832

Equity	8,683	558	2,612	7,855	519	3,044	6,993	497	3,460

Statements of income

For the years ended December 31, 2012, 2011 and 2010

	2012			2011			2010
	Oil and Gas Exploration and Production	Refining and Distribution	Gas and Energy	Oil and Gas Exploration and Production	Refining and Distribution	Gas and Energy	Oil and Gas Exploration and Production	Refining and Distribution	Gas and Energy

Sales	4,873	2,488	5,541	5,994	2,157	4,013	4,719	1,797	3,758
Gross profit	1,808	298	1,311	4,185	586	894	2,347	483	1,050
Net income (loss)	533	48	148	1,251	235	37	(345)	191	(73)

14.     Other investments

		2012		2011	2010
	Notes	Cost	Book Value	Book Value	Book Value

Current

Related companies	26.2	—	—	—	13
Fideicomiso Financiero de Obra Gasoducto Sur	29.2	13	20	21	16
Other		—	—	—	13

		13	20	21	42

	US$		—	—	13
	PES		20	21	29

Non Current

Loans to joint venture		130	130	115	—
Related companies	26.2	98	98	148	154
Fideicomiso Financiero de Obra Gasoducto Sur	29.2	82	82	98	115
Allowance for impairment of investments		—	(44)	(13)	—
Other		—	13	—	2

		310	279	348	271

	US$		197	250	148
	PES		82	98	123

PETROBRAS ARGENTINA S.A.

15.     Trade receivables and other receivables

		2012		2011		2010
	Notes	Current	Non-current	Current	Non-current	Current	Non-current
Trade receivable

Receivables
Petrochemical		313	—	224	—	512	—
Refining and distribution		452	7	698	8	334	9
Oil and gas exploration and production		294	57	131	48	94	42
Gas and energy		1,058	75	768	201	512	212
Related companies	26.2	92	—	82	—	68	—

		2,209	139	1,903	257	1,520	263
Less: Allowance for doubtful accounts	(1)	(41)	(53)	(32)	(46)	(52)	(40)

		2,168	86	1,871	211	1,468	223

	US$	417	4	693	2	297	2
	Rls	1	—	—	—	310	—
	$ BOL	—	—	—	—	48	—
	EUR	4	—	2	—	4	—
	PES	1,746	82	1,176	209	809	221

(1)	The activity in the years ended December 31, 2012, 2011 and 2010, includes (16), (21) and (15) charged to “Financial and holding results” and, as of December 31, 2012 and 2010, includes 35 and 46 related to write-offs, respectively.

		2012		2011		2010
	Notes	Current	Non current	Current	Non current	Current	Non current
Other receivables

Joint ventures		72	—	186	—	24	—
Related companies	26.2	645	—	203	450	688	—
Dividends receivables		18	—	13	—	229	—
Tax credits		121	80	320	26	197	52
Receivables from the sale of companies		29	—	41	—	38	—
Contractual credit in Ecuador	28	263	—	—	442	411	—
Expenses reimbursements		2	—	1	5	9	5
Prepaid expenses		169	13	141	10	57	76
Credit for new projects in the mixed companies in Venezuela	13.2	—	434	—	380	—	352
Guarantee deposits		6	40	3	29	14	37
Allowance for other receivables	(1)	—	(434)	—	(523)	—	(352)
Other		228	105	162	77	94	113

		1,553	238	1,070	896	1,761	283

	US$	1,021	24	336	466	1,575	—
	BOL	18	—	14	—	—	—
	$ BOL	15	—	4	—	5	—
	Rls	—	—	—	—	15	30
	PES	499	214	716	430	166	253

(1)	Activity of (54), (28) y (16) in the years ended December 31, 2012, 2011 and 2010 are shown under Other comprehensive income, respectively. As of December 31, 2012 includes 143 related to write-offs.

PETROBRAS ARGENTINA S.A.

16.     Inventories

	2012		2011		2010
	Current	Non-current	Current	Non-current	Current	Non-current

Crude oil stock	176	—	206	—	254	—
Raw materials and materials	297	45	267	39	300	35
Work progress and finished products	550	—	497	—	498	—

	1,023	45	970	39	1,052	35

17.     Property, plant and equipment

Changes in property, plant and equipment

	Notes	Production wells, exploratory wells and oil and gas properties	Machinery, tools and equipment	Electricy generation plants	Industrial plants	Work in progress	Other	Total
Cost

12/31/2009		7,402	3,884	934	2,210	571	1,952	16,953

Translation effect		25	1	—	50	1	—	77
Additions		325	5	1	—	853	157	1,341
Net decreases and transfers		136	23	75	(242)	(489)	(377)	(874)

12/31/2010		7,888	3,913	1,010	2,018	936	1,732	17,497

Translation effect		37	2	—	—	—	—	39
Additions		468	5	—	6	1,245	155	1,879
Net decreases and transfers		503	209	124	167	(1,160)	(139)	(296)
Disposals	18.3	—	—	—	(1,105)	—	—	(1,105)

12/31/2011		8,896	4,129	1,134	1,086	1,021	1,748	18,014

Translation effect		168	4	—	—	15	4	191
Acquisition of PELSA	13.5	1,090	—	—	—	88	36	1,214
Additions		207	7	—	4	1,515	261	1,994
Net decreases and transfers		1,296	226	31	66	(1,595)	(220)	(196)

12/31/2012		11,657	4,366	1,165	1,156	1,044	1,829	21,217

Depreciation

12/31/2009		4,347	2,718	367	770	—	1,148	9,350

Translation effect		13	—	—	19	—	—	32
Additions		—	(63)	—	(71)	—	(115)	(249)
Net decreases and transfers		601	241	60	98	—	69	1,069

12/31/2010		4,961	2,896	427	816	—	1,102	10,202

Translation effect		25	1	—	—	—	—	26
Net decreases		(7)	18	1	—	—	(21)	(9)
Depreciation		732	273	70	86	—	66	1,227
Disposals	18.3	—	—	—	(488)	—	—	(488)

12/31/2011		5,711	3,188	498	414	—	1,147	10,958

Translation effect		52	1	—	—	—	1	54
Net decreases		—	(3)	—	—	—	(10)	(13)
Depreciation		1,220	301	85	73	—	59	1,738

12/31/2012		6,983	3,487	583	487	—	1,197	12,737

Net book value 12/31/2012		4,674	879	582	669	1,044	632	8,480

Net book value 12/31/2011		3,185	941	636	672	1,021	601	7,056

Net book value 12/31/2010		2,927	1,017	583	1,202	936	630	7,295

PETROBRAS ARGENTINA S.A.

18.     Discontinued operations and assets classified as held for sale

18.1. Fertilizers

In November 2009, the Company approved the sale of the fertilizers business to Bunge Argentina S.A., whereby in January 2010, with the execution of the respective agreements, the tangible assets, trade brands, commercial network and personnel engaged in such business were transferred to the buyer.

For this transaction, as of December 31, 2010, the Company recognized a gain of 81 in Income for discontinued operations (net of income tax) (Note 18.4).

18.2. San Lorenzo refinery and other assets related to the Refining and Distribution business

On May 4, 2010 the Company’s Board of Directors approved the terms and conditions of the agreement for the sale to Oil Combustibles S.A. of the San Lorenzo Refinery, the loading and unloading facilities and the associated gas stations network. The price of the transaction was US$102 million, including the foregoing assets and inventories of oil and oil related products. The transaction became effective on May 2, 2011 and it is subject to approval by the Argentine Antitrust Authorities.

As of December 31, 2010 the related assets were classified as “Assets held for sale” (Note 2.6.3) and, consequently, measured at their net realizable value. Therefore, the Company recognized a loss of 209 included in Other operating expenses, net (Note 9).

18.3. Innova

In March 2011, the Company, through its subsidiary Petrobras Energía Internacional S.A., sold to Petróleo Brasileiro S.A. its equity interest in Innova S.A., which resulted in the discontinuation of its operations in Brazil. The price of the transaction was US$ 332 million and the Company recognized income before income tax of 723, included in Income from discontinued operations (net of income tax) (Note 18.4) and the transfer of Other comprehensive income to income of 134.

PETROBRAS ARGENTINA S.A.

18.4. Relevant information

The table below shows the breakdown of consolidated statements of income and the most relevant information of the consolidated cash flows for the years ended December 31, 2011 and 2010 for the discontinued operations:

	2011	2010
	Brazil	Brazil	Fertilizers	Total
	(1)	(2)	(3)

Sales	699	2,200	23	2,223
Cost of sales	(538)	(1,667)	(27)	(1,694)

Gross profit	161	533	(4)	529

Administrative and selling expenses	(118)	(374)	(4)	(378)
Other operating expenses, net	760	78	81	159

Operating income	803	237	73	310

Financial results
Financial income	10	74	—	74
Financial costs	(11)	(75)	—	(75)

Income before income tax	802	236	73	309

Income tax	(96)	(25)	(9)	(34)

Net income	706	211	64	275

	2011	2010
	Brazil	Brazil (2)	Fertilizers (3)

Cash and cash equivalents at the beginning of the year	89	86	—

Net cash (used in) provided by operations	(17)	297	17

Net cash used in investing activities	(77)	(40)	—

Net cash provided by (used in) financing activities	4	(258)	(17)

Effect of exchange rate change on cash	1	4	—

Cash and cash equivalents at the end of the year	—	89	—

(1)	For the three months ended March 31, 2011.
(2)	For the year ended December 31, 2010.
(3)	Transactions recorded until the sale of fertilizer business in January 2010.

PETROBRAS ARGENTINA S.A.

19.     Capital stock

As of December 31, 2012, the Company’s capital stock amounted to 2,019, fully subscribed, issued, paid-in and authorized for public trading.

Changes in capital stock in the last three fiscal years:

	2012	2011	2011
Common shares of 1 vote and face value of P$1 per share	2,019	1,010	1,010

The Company’s Shareholders Meeting held on March 29, 2012 resolved to capitalize retained earnings of 1,009, through the issue of 1,009,618,410 common shares of a N/V of P$1 and entitled to one vote per share. On 4 September 2012 the CNV and the Stock Exchange of Buenos Aires authorized the issuance of such registration.

20.     Unappropriated retained earnings

	Notes	2012	2011	2010

Balances at the beginning of the year		6,665	6,150	5,689

Cash dividends		—	(183)	(164)
Capitalization	(1)	(1,009)	—	—
Legal reserve	(1)	(35)	—	—
Reserve for future investments	(1)	(4,781)	—	—
Reserve for future dividends	(1)	(900)	—	—
Income attributable to shareholders		615	698	625

Balances at the end of the year		555	6,665	6,150

(1)	The Company’s Shareholders’ Meeting held on March 29, 2012 resolved to distribute retained earnings totaling 6,725 of December 31, 2011, according to the local regulations effective as of that date.

Following the implementation of IFRS, the Company recognized a negative difference in Unappropiated retained earnings, so this does not implement the terms of the General Resolution No. 609 of the CNV.

21.     Other reserves

	2012	2011	2010

Legal reserve	483	448	448
Optional reserve for future investment	4,781	—	—
Reserve for future dividends	689	—	—

	5,953	448	448

PETROBRAS ARGENTINA S.A.

22.     Financial loans

22.1. Global programs of nonconvertible bonds

Global program of US$ 2.5 billion:

As of December 31, 2012 the following classes of bonds issued under this program remained outstanding:

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

The proceeds from the bonds were used to refinance liabilities, increase working capital, and make capital expenditures in Argentina and capital contributions to affiliates.

Bond debt is presented net of the unaccrued portion of the issuance discounts and the incurred costs for such issuances.

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

22.2. Cross default clauses

The outstanding bonds and financial debt include cross default clauses, whereby the trustee, as instructed by the bondholders representing at least 25% of the related outstanding capital (in the case of outstanding bonds) or the financial creditor, as appropriate, shall declare all the amounts owed due and payable, if any debt of Petrobras Argentina or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 25 million or 1% of Petrobras Argentina’s shareholders’ equity upon those maturities, and that the default has not been defeated or cured within 30 days after the Company has been served notice of the default.

As of the date of these consolidated financial statements, the Company has complied with all the terms and conditions related with its financial debt.

PETROBRAS ARGENTINA S.A.

22.3. Composition

The breakdown of the financial debt as of December 31, 2012, 2011 and 2010 and January 1, 2009, is as follows:

	Notes	2012		2011		2010
		Current	Non current	Current	Non current	Current	Non current
Financial institutions		100	89	16	38	196	624
Bonds		1,008	1,469	24	2,144	367	1,984
Related companies	26.2	—	—	—	—	21	795

		1,108	1,558	40	2,182	584	3,403

	US$	1,108	1,558	40	2,182	584	3,332
	Rs	—	—	—	—	—	71

Loans activity

Activity in loans and financing as of December 31, 2012, 2011 and 2010 is as follows:

	Notes	2012	2011	2010

Beginning balance		2,222	3,987	5,549

Petrolera Entre Lomas S.A.’s consolidation		191	—	—
Sale of Innova	18.3	—	(216)	—
Net decrease in short term loans		2	(5)	(224)
Accrued interest		199	206	326
Effect of exchange rate change		315	208	332
Interest paid		(178)	(215)	(347)
Long-term loans paid		(85)	(1,747)	(1,374)
Discontinued operations	18.4	—	4	(275)

Ending balance		2,666	2,222	3,987

Long-term loans

The long-term financial loans outstanding as of December 31, 2012 are as follows:

Type	Amount	Currency	Annual interest rate
Financial institutions
	26	US$	Libo + 1.445%
	31	US$	Libo + 2.90%
	16	US$	Libo + 2.95%
	16	US$	Libo + 3.55%

Bonds
Class S	1,469	US$	5.875%

1,558

PETROBRAS ARGENTINA S.A.

The maturities of the long-term financial loans as of December 31, 2012, are as follows:

From 1 to 2 years	64
From 2 to 3 years	25
Over 3 years	1,469

1,558

23.	Current and deferred income tax

The Company’s tax expense and deferred tax balances are as follows:

	2012			2011			2010
	Recorded in			Recorded in			Recorded in
	Statement of income	Equity (1)	Total	Statement of income	Equity (1)	Total	Statement of income	Equity (1)	Total

Income tax for the year
Current	(580)	121	(459)	(229)	71	(158)	(472)	50	(422)
Deferred	88	(127)	(39)	214	(70)	144	318	(52)	266

Total income tax	(492)	(6)	(498)	(15)	1	(14)	(154)	(2)	(156)

(1)	It relates to the tax effect of exchange differences resulting from: (i) revaluation of net investments in foreign operations (with effect on deferred tax), and (ii) revaluation of indebtedness denominated in foreign currency designated as hedge for that investment (with effect on current tax).

Deferred tax assets	Notes	Carryforward tax losses	Reserves and provisions	Pension plan obligations	Equity interest in affiliates	Property, plant and equipment	Other Credits	Other	Valuation allowance	Total assets

12/31/2009		92	80	50	38	188	118	84	(415)	235

Recorded in
Statement of income		(25)	(10)	2	4	(188)	5	(11)	183	(40)
Equity		—	—	—	—	—	—	—	—	—

12/31/2010		67	70	52	42	—	123	73	(232)	195

Recorded in
Statement of income		(56)	86	12	(14)	—	12	(6)	83	117
Equity		—	—	—	—	—	—	—	—	—
Sale of Innova	18.3	—	—	—	—	—	(3)	—	—	(3)

12/31/2011		11	156	64	28	—	132	67	(149)	309

Recorded in
Statement of income		(9)	(54)	22	(25)	(2)	19	23	(13)	(39)
Equity		—	—	—	—	—	—	2	—	2
Acquisition of PELSA	13.5	—	3	10	—	5	—	—	—	18

12/31/2012		2	105	96	3	3	151	92	(162)	290

PETROBRAS ARGENTINA S.A.

Deferred tax liabilities		Property, plant and equipment and other assets	Loans	Prepaid expenses	Equity interest in affiliates	Other	Total liabilities

12/31/2009		(392)	(64)	(5)	(434)	(4)	(899)

Recorded in
Statement of income		166	52	—	150	(10)	358
Equity		—	—	—	(52)	—	(52)

12/31/2010		(226)	(12)	(5)	(336)	(14)	(593)

Recorded in
Statement of income		(1)	—	1	128	(31)	97
Equity		—	—	—	(70)	—	(70)
Sale of Innova	18.3	—	12	—	—	—	12

12/31/2011		(227)	—	(4)	(278)	(45)	(554)

Recorded in
Statement of income		119	—	2	36	(30)	127
Equity		—	—	—	(121)	(8)	(129)
Acquisition of PELSA	13.5	(14)	—	—	—	(74)	(88)

12/31/2012		(122)	—	(2)	(363)	(157)	(644)

		Active differences	Pasive differences	Total

12/31/2009		235	(899)	(664)

Recorded in
Statement of income		(40)	358	318
Equity		—	(52)	(52)

12/31/2010		195	(593)	(398)

Recorded in
Statement of income		117	97	214
Equity		—	(70)	(70)
Sale of Innova	18.3	(3)	12	9

12/31/2011		309	(554)	(245)

Recorded in
Statement of income		(39)	127	88
Equity		2	(129)	(127)
Acquisition of PELSA	13.5	18	(88)	(70)

12/31/2012		290	(644)	(354)

(1)	Management evaluates the recoverability of carryforward tax losses and the remaining temporary differences taking into consideration, among other elements, the projected net income, tax planning strategies, timeliness of future taxable income, the date of expiration of the carryforward tax losses, the future reversals of the existing temporary differences and the recent year tax history. All the evidence available, both positive and negative, is duly weighted and considered in the analysis.

PETROBRAS ARGENTINA S.A.

The reconciliation of the income tax expense in the statements of income and the one that would result from the application of the prevailing income tax rate of the 35% to the income before taxes and the non-controlling interest is as follow:

	2012	2011	2010

Income before income tax	1,162	3	510
Statutory tax rate	35%	35%	35%

Income for the period at statutory tax rate	(407)	(1)	(179)
Permanent differences at income tax rate
- Share of profit of equity accounted investees	16	20	16
- Permanent differences in foreign subsidiaries	(1)	(13)	31
- Cash dividends and other investments items	1	11	(8)
- Other	(97)	(99)	(114)

Subtotal	(488)	(82)	(254)
- Foreign income tax	—	32	102
- Net movement in the valuation allowance	(4)	35	(2)

	(492)	(15)	(154)

Carryforward tax losses may be used through the dates indicated below:

Use up to	2012	2011	2010
2014	2	11	11
2015 onwards	—	—	56

	2	11	67

24.	Social benefits and other payroll benefits

24.1. Defined contribution plan

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

In the years ended December 31, 2012, 2011 and 2010, Petrobras Argentina expensed of 15, 12 and 10, respectively, attributable to such benefit.

24.2. Defined benefit plan

Indemnity plan

This is a defined benefit plan for employees who fulfill certain conditions, and consists of granting, upon retirement, a one-month salary per year of service at the Company, in conformity with a decreasing scale considering the years of effectiveness of the plan.

PETROBRAS ARGENTINA S.A.

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

The plan calls for a contribution to a fund exclusively by Petrobras Argentina and without any contribution by the employees. The assets of the fund are contributed to a trust fund and invested in US dollar-denominated money market instruments in order to preserve the accumulated capital and obtain a return in line with a moderate risk profile. In addition, although there is no target asset allocation for the following years, funds are mainly invested in US government bonds, commercial papers rated A1 or P1, AAAm-rated mutual funds and time deposits in banks rated A+ or higher in the United States of America, in accordance with the Trust Agreement dated on March 27, 2002 entered with The Bank of New York Mellon, duly amended by the Permitted Investment Letter dated on September 14th, 2006. The Bank of New York Mellon is the trustee and Towers Watson is the managing agent. Should there be an excess (duly certified by an independent actuary) of the funds to be used to settle the benefits granted by the plan, Petrobras Argentina will be entitled to choice to use it, in which case it would have to notify the trustee thereof.

The expected return on the plan assets is calculated on the basis of the average return of comparable short-term investments, plus some adjustments if future return expectations need to be reflected.

PETROBRAS ARGENTINA S.A.

As of December 31, 2012, 2011 and 2010 the most relevant actuarial information on the defined-benefits pension plans are as follows:

	2012	2011	2010
Change in benefit obligation
Benefit obligation at the beginning of the year	181	180	189
Acquisition of PELSA	35	—	—
Service cost	5	3	4
Interest cost	45	32	34
Actuarial gain	—	(26)	(15)
Benefits paid	(7)	(8)	(8)
Reductions / Terminations	—	—	(24)

Benefit obligation at the end of the year (1)	259	181	180

Change in plan assets
Fair value of plan assets at the beginning of the year	27	33	40
Acquisition of PELSA	23	—	—
Return on plan assets	4	2	2
Contributions made	2	—	—
Benefits paid	(7)	(8)	(9)

Fair value of plan assets at the end of the year	49	27	33

	2012	2011	2010
Reconciliation of funded (unfunded) status
Unfunded status at the end of the year	(210)	(154)	(147)
Unrecognized prior service cost	17	19	20
Unrecognized actuarial loss	(54)	(53)	(30)

Net liability recognized	(247)	(188)	(157)

(1)	As of December 31, 2012, 2011 and 2010, the benefit obligation includes 208, 136 and 144 of Compensatory Fund and 51, 45 and 36 of Indemnity Plan, respectively.

	2012	2011	2010
Components of net periodic benefit cost
Service cost	5	3	4
Interest cost	45	32	34
Expected return on plan assets	(2)	(4)	(7)
Amortization of actuarial gain and losses and unrecognized prior service cost	(1)	1	3

Net periodic benefit cost	47	32	34

Weighted-average assumptions
Discount rate	4%	4%	4%
Rate of return on plan assets	25%	20%	14%
Rate of compensation increase	2%	2%	2%

Benefit obligations are expected to be paid as follows:

2013	12
2014	13
2015	15
2016	15
2017-2022	116

PETROBRAS ARGENTINA S.A.

24.3. Pension plan financing – Optimum Petrobras Trust Fund

The Company, in its capacity as trustor, entered into a trust agreement with BNP Paribas Argentina Investment Partners S.A., in its capacity as trustee. The trust assets consist of shares of the Company (Note 2.6.6), which as of December 31, 2012 which number 5,808,428.

The sole purpose of the trust is to make periodical contributions of shares and/or cash resulting from the sale of the shares in order for the Company to comply with the funding obligations under the Compensatory Fund (Note 24.2) and the Employees’ Supplementary Pension Plan (Note 24.1).

25.	Provisions

		2012		2011		2010
	Notes	Current	Non current	Current	Non current	Current	Non current

Related companies	26.2	137	283	114	273	101	279
Reserve for environmental remediation	(1)	259	44	124	200	35	66
Joint ventures		—	5	161	50	28	—
Asset retirement obligation	27.2	77	939	—	702	—	450
Contingencies	(2)	1	259	10	253	4	130
Other liabilities		169	74	107	89	337	60

		643	1,604	516	1,567	505	985

	US$	519	1,323	275	1,108	243	400
	Rls	—	—	—	—	79	—
	$ Bol	—	—	—	—	—	23
	PES	124	281	241	459	183	562

(1)	Activity in 2012, 2011 and 2010 fiscal years includes (21), (37) and (15) attributable to payments net of new charges. Fiscal year 2011 includes 260 shown under Other operating income (expense) (Note 9).
(2)	Activity in 2012, 2011 and 2010 fiscal years includes 30, 112 and 35 shown under Other operating income (expense) (Note 9) and (33), (11) and (16) attributable to disbursements for the year. Fiscal year 2011 includes 28 shown under Financial results.

Environmental matters

The Company is subject to extensive environmental regulations in Argentina and in the other countries in which it operates. Petrobras Argentina’s management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced, including regulatory remediation commitments assumed. The Company has not incurred in any material environmental liabilities as a result of its operations to date. Petrobras Argentina undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on these new projects have not had any material adverse impact on Petrobras Argentina’s business.

Other issues

The Company maintains interpretative differences with the AFIP, provincial tax authorities and foreign tax authorities about taxes applicable oil and gas activity. The Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations.

26.	Related party transactions

26.1. General conditions

Related-party transactions are conducted in the ordinary course of business at arm’s length conditions and at market prices. The terms and conditions of these transactions are comparable to those offered by or obtained from non-related parties.

PETROBRAS ARGENTINA S.A.

Acquisition of companies

In May 2012, the Company reached an agreement to acquire a 39.671% equity interest in PELSA from its controlling company Petrobras Participaciones S.L. (See Note 13.5).

Sale of companies

In December 2007 and in April 2009, Petrobras Argentina sold to PIB BV (a subsidiary of its holding company) a 40% equity interest and the remaining 60% equity interest in PVIE for US$423.3 million and US$619.4 million, respectively.

The agreed price further includes a contingency in favor of the Company to reflect the value of the “Prospectus Kinteroni” in market conditions or, alternatively, non-participation of the buyer and their respective compensation. Such compensation shall be defined by the parties stems from the discovery of gas and condensate in the prospectus Kinteroni of Block 57 in January 2008. The Company continues to negotiate with the buyer in order to agree on the amount.

In March 2011, the Company, through its subsidiary Petrobras Energía Internacional S.A., sold its equity interest in Innova S.A.(Note 18.3) to Petróleo Brasileiro S.A. for US$ 332 million.

Financial transactions

In 2005, the Company entered into a US$ 200 million loan agreement with PIB BV (lender). The loan has a 10-year term and bears interest at a rate of 7.22% per annum, plus taxes and can be paid off at any time without penalty. This loan was prepaid in April 2011.

In February 2008, the Company approved the placement of short-term financial surplus in PIB BV, up to the amount of US$300 million, at a monthly payable nominal annual interest rate equivalent to 30-day Libor plus 0.15%, due July 2008, with a prepayment clause available to the Company. In December 2008, the outstanding loan balance was replaced by means of two new loans totaling US$120 million: a US$107 million loan to PIB BV from Petrobras Argentina and a US$13 million loan to PIB BV from Petrobras Holding Austria GMBH, a subsidiary of Petrobras Argentina, both becoming due in December 2009, with a prepayment clause available to the Company. As regards these two loans, US$30 million were paid before maturity and US$90 million were renewed for subsequent periods until ultimately being cancelled in May 2012.

Financial guarantees

In 2007, Petrobras Argentina issued US$300 million Class S corporate bonds, secured by a Standby Purchase Agreement provided by Petróleo Brasileiro (Note 22).

In December 2009, the Company took two loans in the aggregate amount of US$150 million, guaranteed by Petróleo Brasileiro: one loan granted by Banco Itaú Europa, in the amount of US$100 million, to be repaid in 7 semiannual installments with final payment date in December 2013, and another loan granted by HSBC Bank USA in the amount of US$50 million, due June 2012. These loans were paid off early during 2011.

Commercial transactions

The Company carries out in the ordinary course of business crude oil and oil related products import and export transactions with subsidiaries of Petróleo Brasileiro, particularly with Brasken S.A. and Petrobras Global Trading BV.

PETROBRAS ARGENTINA S.A.

26.2. Balances and transactions with related companies

Outstanding balances with related parties as of December 31, 2012, 2011 and 2010 are as follows:

		2012
		Current				Non-current
Company	Notes	Trade Receivables	Other Receivables	Accounts Payable	Provisions	Other Investments	Provisions
Companies in which it exercises significant influence
Oleoducto de Crudos Pesados Ltd. (Note 5.4)		—	—	—	97	97	283
Refinería del Norte S.A.		9	—	22	—	—	—
Other		1	4	10	9	1	—

		10	4	32	106	98	283

Companies under joint control
TGS		49	6	39	—	—	—

		49	6	39	—	—	—

Petróleo Brasileiro Group companies
Braskem S.A.		—	—	16	—	—	—
Petrobras Chile Ltda.		—	4	—	—	—	—
PIB BV		—	152	—	—	—	—
Petrobras Venezuela Inversiones y Servicios S.A.		—	—	—	31	—	—
Innova S.A.	18.3	6	—	—	—	—	—
Petrobras Global Trading B.V.		27	—	—	—	—	—
Petróleo Brasileiro		—	425	85	—	—	—
Petróleo Colombia Combustibles S.A.		—	11	—	—	—	—
Other		—	43	—	—	—	—

		33	635	101	31	—	—

Total		92	645	172	137	98	283

		2011
		Current					Non-current
Company	Notes	Cash and cash equivalents	Trade Receivables	Other Receivables	Accounts Payable	Provisions	Other Investments	Other Receivables	Accounts Payable	Provisions
Companies in which it exercises significant influence
Oleoducto de Crudos Pesados Ltd.		—	—	—	—	83	141	—	—	273
PELSA		—	—	—	19	—	—	—	38	—
Refinería del Norte S.A.		—	2	5	18	—	—	—	—	—
Other		—	12	28	2	5	7	—	—	—

		—	14	33	39	88	148	—	38	273

Companies under joint control
TGS		—	45	—	30	—	—	—	—	—

		—	45	—	30	—	—	—	—	—

Petróleo Brasileiro Group companies
Braskem S.A.		—	—	—	61	—	—	—	—	—
Petrobras Chile Ltda.		—	—	2	—	—	—	—	—	—
Petrobras Energía Venezuela S.A.		—	—	—	—	—	—	—	—	—
PIB BV		387	—	133	—	—	—	—	—	—
Petrobras International Finance Co.		—	2	—	—	—	—	—	—	—
Petrobras Venezuela Inversiones y Servicios S.A.		—	—	—	—	23	—		—	—
Innova S.A.	18.3	—	20	—	—	3	—		—	—
Petróleo Brasileiro		—	1	35	91	—	—	450	—	—

		387	23	170	152	26	—	450	—	—

Total		387	82	203	221	114	148	450	38	273

PETROBRAS ARGENTINA S.A.

	2010
	Current							Non-current
Company	Cash and cash equivalents	Other Investments	Trade Receivables	Other Receivables	Accounts Payable	Provisions	Loans	Other Investments	Accounts Payable	Provisions	Loans
Companies in which it exercises significant influence
OCP	—	—	—	—	—	63	—	148	—	279	—
PELSA	—	—	—	—	37	—	—	—	36	—	—
Refinería del Norte S.A.	—	—	10	6	11	—	—	—	—	—	—
Other	—	—	3	17	4	4	—	6	—	—	—

	—	—	13	23	52	67	—	154	36	279	—

Companies under joint control
TGS	—	—	22	2	20	—	—	—	—	—	—

	—	—	22	2	20	—	—	—	—	—	—

Petróleo Brasileiro Group companies
PIB BV	358	—	—	491	—	—	21	—	—	—	795
Petrobras Energía Venezuela S.A.	—	13	—	170	—	11	—	—	—	—	—
Braskem S.A.	—	—	—	—	58	—	—	—	—	—	—
Petrobras International Finance Co.	—	—	1	—	—	—	—	—	—	—	—
Petrobras Venezuela Inversiones y Servicios S.A.	—	—	—	—	—	23	—	—	—	—	—
Petrobras Paraguay Operaciones y Logistica S.R.L.	—	—	13	—	—	—	—	—	—	—	—
Petróleo Brasileiro	—	—	19	2	94	—	—	—	—	—	—

	358	13	33	663	152	34	21	—	—	—	795

Total	358	13	68	688	224	101	21	154	36	279	795

The main transactions with related companies for the years ended December 31, 2012, 2011 and 2010 are as follows:

		2012		2011		2010
Company	Notes	Purchases	Sales	Purchases	Sales	Purchases	Sales
Companies in which it exercises significant influence
Oleoductos del Valle S.A.		37	3	31	3	18	—
PELSA		5	2	148	4	454	3
Refinería del Norte S.A.		124	35	108	43	120	69
Other		—	—	—	—	—	—

		166	40	287	50	592	72

Companies under joint control
TGS		82	91	109	50	98	43

		82	91	109	50	98	43

Petróleo Brasileiro Group companies
Braskem S.A.		646	—	1,114	—	2,002	—
Petrobras International Finance Co.		—	—	128	5	247	492
Petróleo Brasileiro		66	28	150	157	71	86
Compañía Mega S.A.		—	7	—	36	—	22
PIB BV		80	—	—	—	—	—
Petrobras Paraguay Operaciones y Logistica S.R.L.		—	46	—	28	—	26
Petrobras Global Trading BV		192	—	—	—	—	—
Innova S.A.	18.3	1	151	8	133	—	—
Other		3	10	—	19	2	—

		988	242	1,400	378	2,322	626

Total		1,236	373	1,796	478	3,012	741

As of December 31, 2012, 2011 and 2010, the Company paid to its directors and executive officers compensation for approximately 17, 15 and 12, and no significant payments of other benefits were made. The members of the Board of Directors and executive officers do not receive any share based payments or compensation.

PETROBRAS ARGENTINA S.A.

27.	Oil and gas areas and participation in joint ventures

27.1. General considerations

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

27.2. Asset retirement obligations

In accordance with the regulations applicable in the countries where the Company performs oil and gas exploration and production activities, the Company (directly or indirectly through its subsidiaries) must incur costs associated with well plugging and abandonment. The Company has not pledged any assets for the purpose of settling such obligations.

The following table summarizes the activity in asset retirement obligations for the years ended December 31, 2012, 2011 and 2010.

	2012	2011	2010
Beginning balance	702	450	302
Acquisition of PELSA	52	—	—
Accretion	36	29	30
Additions	10	29	14
Estimated cash flow changes	209	206	113
Decreases	—	—	(5)
Foreign currency translation / other	7	(12)	(4)

Ending balance	1,016	702	450

PETROBRAS ARGENTINA S.A.

27.3. Exploratory well costs

The following table provides the year end balances and activity for exploratory well costs, during the years ended on December 31, 2012, 2011 and 2010:

	2012	2011	2010
Beginning balance	172	216	228
Translation effect	22	—	—
Acquisition of PELSA	43	—	—
Additions	65	305	80
Transferred to development	(19)	(53)	(5)
Charged to expenses	(167)	(296)	(87)

Ending balance	116	172	216

Number of wells at year end	17	18	17

PETROBRAS ARGENTINA S.A.

27.4. Oil and gas areas and participation in joint ventures as of December 31, 2012

At December 31, 2012, Petrobras Argentina and its group entities are a party to the areas, joint ventures and consortia for the exploration and production of oil and gas as indicated below:

			WORKING INTEREST			DURATION
NAME		LOCATION	DIRECT	INDIRECT	OPERATOR	THROUGH
Production
Argentina
25 de Mayo—Medanito S.E.		La Pampa and Río Negro	100.00%	—	Petrobras Argentina	2016
Jagüel de los Machos		La Pampa and Río Negro	100.00%	—	Petrobras Argentina	2015
Puesto Hernández		Mendoza y Neuquén	38.45%	—	Petrobras Argentina	2016
Bajada del Palo		Neuquén	3.85%	14.05%	PELSA	2025
Santa Cruz II		Santa Cruz	100.00%	—	Petrobras Argentina	2017 / 2028
Río Neuquén		Neuquén and Río Negro	100.00%	—	Petrobras Argentina	2017 / 2027
Entre Lomas		Neuquén and Río Negro	3.85%	14.05%	PELSA	2016 / 2026
Aguada de la Arena		Neuquén	80.00%	—	Petrobras Argentina	2036
Santa Cruz I		Santa Cruz	71.00%	—	Petrobras Argentina	2017 / 2035
Sierra Chata		Neuquén	19.89%	25.67%	Petrobras Argentina	2023
El Mangrullo		Neuquén	100.00%	—	Petrobras Argentina	2025
Atuel Norte		Mendoza	33.33%	—	Tecpetrol	2015
La Tapera—Puesto Quiroga		Chubut	35.67%	—	Tecpetrol	2017
El Tordillo		Chubut	35.67%	—	Tecpetrol	2017
Aguaragüe		Salta	15.00%	—	Tecpetrol	2023 / 2027
Estancia Agua Fresca		Santa Cruz	50.00%	—	Petrobras Argentina	2034
Gobernador Ayala		Mendoza	22.51%	—	Petro Andina Resources Ltd	2036
Charco del Palenque		Río Negro	3.85%	14.05%	PELSA	2038

Foreign
Colpa—Caranda		Bolivia	100.00%	—	Petrobras Argentina	2029
Oritupano—Leona		Venezuela	—	22.00%	PDVSA	2025
Acema		Venezuela	—	34.49%	PDVSA	2025
La Concepción		Venezuela	—	36.00%	PDVSA	2025
Mata		Venezuela	—	34.49%	PDVSA	2025

Exploration
Argentina
Agua Amarga		Río Negro	3.85%	14.05%	PELSA	2016
Glencross		Santa Cruz	87.00%	—	Petrobras Argentina	2033
Puesto Oliverio		Santa Cruz	50.00%	—	Petrobras Argentina	2037
Cerrito Oeste		Santa Cruz	50.00%	—	Petrobras Argentina	2037
El Campamento		Santa Cruz	50.00%	—	Petrobras Argentina	2037
Cerro Hamaca Norte	(1)	Mendoza	39.64%	—	Petro Andina Resources Ltd	—
Parva Negra	(1)	Neuquén	47.63%	52.37%	Petrobras Argentina	—
Estancia Chiripá		Santa Cruz	87.00%	—	Petrobras Argentina	2033
Enarsa 1 (E1)		Plataforma Continental Argentina	25.00%	—	YPF	2020
Enarsa 3 (E3)		Plataforma Continental Argentina	35.00%	—	Petrobras Argentina	2020
Chirete		Salta	100.00%	—	Petrobras Argentina	2014
Río Colorado		Salta	30.00%	—	Tecpetrol	2014
Río Atuel		Mendoza	33.33%	—	Tecpetrol	2015
Borde del Limay		Neuquén	85.00%	—	Petrobras Argentina	2015
Los Vértices		Neuquén	85.00%	—	Petrobras Argentina	2015
Veta Escondida y Rincón de Aranda		Neuquén	55.00%	—	Petrobras Argentina	2027

(1)	The granting of the concession is in progress and the term will be 25 years from such granting.

PETROBRAS ARGENTINA S.A.

27.5. Production concession in the Veta Escondida area

On April 4, 2012 Petrobras Argentina was notified of a decision of the government of the Province of Neuquén to terminate the production concession in the Veta Escondida area. In this respect, the Company maintains that it complied with all licensee requirements and that it did not commit any breaches leading the Government of Neuquén to this decision.

The Company understands that its exploration and production rights are still in force, as per the terms of the concession granted and the pertinent renegotiation relating to term extension, pursuant to the agreements made with the Neuquén Province under the Memorandum of Agreement dated December 10, 2008, ratified by the Provincial Executive Branch, under which the concession is scheduled to terminate by 2027.

On June 28, 2012, the Company received notice of the ruling rendered by the Argentine Supreme Court, which ruling upholds the provisional remedy sought and ordered the Province of Neuquén to refrain from executing the termination until a ruling on the merits of the case is delivered.

27.6. Investment commitments

In Argentina, pursuant to its participation in the consortia that are responsible for the exploration of oil fields Rio Colorado, Rio Atuel, Limay and Chirete, at December 31, 2012 the Company has investment commitments of approximately US$ 9 million, which includes the drilling of exploratory wells.

27.7. Relevant information

Relevant information on assets, liabilities and results related to the Company’s interests in joint ventures as of December 31, 2012, 2011 and 2010, includes the following:

	2012	2011	2010
Assets and liabilities
Current assets	362	139	85
Non-current assets	2,762	1,563	1,499

Total assets	3,124	1,702	1,584

Current liabilities	737	322	198
Non-current liabilities	476	190	146

Total liabilities	1,213	512	344

Statements of income

For the years ended December 31, 2012, 2011 and 2010

	2012	2011	2010
Sales	2,721	1,814	1,852
Cost of sales	(1,960)	(1,383)	(1,229)

Gross profit	761	431	623
Administrative and selling expenses	(67)	(41)	(53)
Exploration expenses	(148)	(41)	(101)
Other operating expenses, net	(28)	(31)	(158)
Financial results	(87)	(43)	(12)
Income tax	—	—	(5)

Net income	431	275	294

PETROBRAS ARGENTINA S.A.

28. Operations in Ecuador

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

At December 31, 2012 the Company has recorded 263 to be recovered from the Ecuadorian State in accordance with the provisions of the Contract Amendments, exposed in Other current receivables (Note 15). This amount does not include the interest calculation for update, as the Company believes that it is not possible to determine with certainty the interest rate to be applied.

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

PETROBRAS ARGENTINA S.A.

The type of transportation agreement is “Ship or Pay”. Therefore, the Company must comply with its contractual obligations for the aggregate committed capacity, regardless of the amount of crude oil actually transported, and pay, like the other producers, a rate that covers OCP operating costs and financial services, among others.

While the Amendatory Agreements remained in force, transportation capacity costs invoiced by OCP were charged to expenses on a monthly basis. Costs related to the crude oil volume actually transported were charged to the “Administrative and selling expenses” line, while the portion related to the unused committed transportation capacity, was shown under “Other operating expenses, net” line (Note 9).

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

As of December 31, 2012, related current and non current liabilities relating to the outstanding “ship or pay” contract amount to 97 and 283 respectively (Note 26.2). Assumptions used to calculate the fair value estimate mainly include the applicable rate charged by OCP and carrying capacity used by others. The discount rates used for fair value measurement consider the nature of the liability, the business segment and country where the operations are conducted.

As in order to secure compliance with its financial commitments related to the “Ship or Pay” transportation agreement entered into with OCP and those related to OCP commercial obligations, the Company issued letters of credit. These letters of credit, due December 2018, will be released in the same proportion as the above commitments are settled. As of December 31, 2012, the Company issued letters of credit for a total amount of approximately US$74 million. As the letters of credit expire, the Company will be required to renew or replace them to avoid the upfront payment in cash of the outstanding amount committed.

29. Contributions to finance additions to infrastructure in the energy sector in Argentina

29.1. FONINVEMEM and 2008/2011 Agreement:

Through Resolution No. 712/04, the SE created the FONINVEMEM I trust for the purpose of granting creditors an incentive to invest in the MEM thus increasing the generation of electrical power in Argentina. In 2007, through Resolution S.E. No. 564/07, the Secretary of Energy requested MEM agents to participate in FONINVEMEM II, with the purpose of complementing financing of FONINVEMEM I.

In addition, in November 2010 the Secretary of Energy and MEM generators (among which the Company is included) entered into an agreement for the following purposes: (i) enable addition of new generation capacity to meet the increase in demand for energy and power in the MEM; (ii) improve availability of existing generation equipment; (iii) determine a method to pay the amounts due to the generators accumulated in the 2008/2011 period, and (iv) recognize a higher power price and an increase in recognized operating and maintenance costs.

On January 24, 2012, Secretary of Energy Resolution No. 495/12 suspended the greater recognition of operations and maintenance costs and higher prices of power affecting the remuneration paid to generators.

PETROBRAS ARGENTINA S.A.

FONINVEMEM

The financing of FONINVEMEM I and II was made through the contribution of 65% and 50% of the credit balances recorded in 2004-2006 and in 2007, respectively, resulting from the spread between the selling price of energy and the variable generation cost. The total contribution in FONINVEMEM I by all the private power generating companies in the wholesale electric market is estimated at US$ 470 million, of which Petrobras Argentina contributed US$ 42 million. In addition, the Company was reimbursed the credit balances recorded in 2007 in the amount of US$16 million pursuant to Resolution No.564/07.

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

As regards payment to generators entered into the Agreement, certain methods established for them to maintain contribution margins, mainly as regards the power price, recognition of higher variable maintenance costs and other non-fuel costs. The indicated mechanism was in effect until December 31, 2011, with the implementation of the Resolution No.495/12 indicated above.

In October 2011, the Company and the Secretary of Energy entered into a Supplemental Agreement to the 2008/2011 Agreement, under which the Secretary of Energy approved the general terms of an investment project submitted by the Company for the closing of the combined cycle in Genelba Plus current unit.

Such Supplemental Agreement provides for a term of one year for implementation and execution, after that period, the Agreement may be terminated in the event that some of the parties so desired, generating no further responsibility for any of those involved. Currently negotiations are continuing with the Government to advance the project.

PETROBRAS ARGENTINA S.A.

29.2. Fideicomiso Financiero de Obra Gasoducto Sur (Financial Trust for South Gas Pipeline)

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

30.	Contractual commitments, warranty bonds, sureties and guarantees granted

The warranty bonds, sureties and guarantees as of December 31, 2012, 2011 and 2010, which are not disclosed in other notes, amount to 45, 18 and 16, respectively.

Additionally, in certain business operations in which the Company and the counterparty act as customers and suppliers, both sides issued guarantees for such operations by equivalent values, which at 31 December 2011 amount to 241.

In addition, as of December 31, 2012, the Company had the following contractual commitments:

		Total (units)	Total (Millions of Pesos)	Until
Purchase Commitments

Long–term service agreement	(2)	—	1,669	2031
Petroleum services and materials	(2)	—	3,318	2017
Transportation capacity (in Mdam3)	(1)	6,959	1,139	2019
Gas purchase agreement for Genelba (in Mdam3)		98	60	2014
Gasolines		7	8,828	2026

Sales commitments
Natural gas (in MMm3)		4,586	1,237	2019
Electric power (in thousands of MWh)		2,455	2,320	2022
LPG (in thousands of tons)		274	986	2021
Oil		0.20	63	2013
Gasolines (in millions of cubic meters)		4	5,467	2026

(1)	Estimated price of $0.16 per MMm3.
(2)	Prices are generally determined by formulas based on future market prices. Estimated prices used to calculate the monetary equivalent of these purchase commitments for purposes of the table are based on current market prices as of December 31, 2012 and may not reflect actual future prices. Accordingly, the peso amounts provided in this table with respect to these commitments are provided for illustrative purpose only.

31.	Subsequent events

a)	Sale of Petrobras Electricidad de Argentina SA (PEDASA) and Petrobras Finance Bermuda Ltd. (PFB):

On January 30, 2013, the Board of Directors of Petrobras Argentina S.A. agreed to sell 100% of its interest held in PEDASA and PFB to Hidroeléctrica Piedra del Águila S.A. and La Plata Cogeneración S.A. for an amount of US$35 million. PEDASA and PFB hold a 38.5% and 10% interest, respectively, in the capital stock of Distrilec, a holding company owner of a 56.36% interest in the capital stock of Edesur.

PETROBRAS ARGENTINA S.A.

b)	Shareholders’ Meeting of Petrobras Argentina S.A.

On March 21, 2013, the Shareholders of Petrobras Argentina in their General Regular and Special Meeting: (i) approved (w) an increase of Ps. 524 million in the reserve for future investments, in accordance with legal requirements based on the Company’s results during the 2012 fiscal year, (x) the transfer to the legal reserve of Ps. 31 million, also in accordance with legal requirements based on the Company’s results during the 2012 fiscal year, (y) a net decrease of Ps. 361 million in the reserve for future investments (consisting of an increase in the amount of Ps. 2,638 million and a decrease in the amount of Ps. 2,999 million) and (z) an increase of Ps. 361 million in the reserve for future dividends; as well as (ii) delegated to the Board of Directors the ability to determine the dividend distribution date and amount. As a result of the foregoing, as of the date of these financial statements, the reserve for future dividends amounts to Ps. 1,050 million and the reserve for future investments amounts to Ps. 4,944 million.

In addition, the above mentioned shareholders’ meeting approved the establishment of a new corporate notes program for an outstanding principal amount not to exceed U.S.$ 500 million or its equivalent in other currencies, and delegated to the Board of Directors the ability to perform the procedures required to obtain approval from the CNV relating to such program. As of the date of these financial statements, the Company is preparing the information to be submitted to the CNV for its authorization of this program.

PETROBRAS ARGENTINA S.A.

32.	Expenses classified by nature for the years ended December 31, 2012, 2011 and 2010

(Stated in millions of Argentine pesos)

	2010	2011	2012
Accounts	Total	Total	Total	Costs	Administrative and selling expenses	Exploration expenses
Salaries and wages	726	854	1,069	485	584	—
Other benefits to personnel	153	202	202	87	115	—
Taxes, charges and contributions	402	192	260	16	244	—
Fees and professional advisory	79	82	86	4	82	—
Depreciation of property, plant and equipment	1,024	1,205	1,738	1,684	54	—
Oil and gas royalties	532	578	823	823	—	—
Spare parts and repairs	342	398	536	485	51	—
Geological and geophysical expenses	54	97	44	—	—	44
Abandoned and non-productive well write-downs	136	294	168	—	—	168
Transportation and freights	362	397	438	184	254	—
Procurement of works and services	857	1,065	1,518	1,397	121	—
Fuel, gas, energy and other	38	54	91	83	8	—
Other operating costs and consumptions	55	98	177	115	62	—
Expense reimbursements	(128)	(164)	(185)	(43)	(142)	—

Total 2012			6,965	5,320	1,433	212

Total 2011		5,352		3,756	1,205	391

Total 2010	4,632			3,113	1,329	190

PETROBRAS ARGENTINA S.A.

GLOSSARY:

AFIP	Administración Federal de Ingresos Públicos –Argentine Federal Public Revenues Administration

ADS	American Depositary Shares

BCBA	Buenos Aires Stock Exchange

BOE	Barrel of Oil Equivalent

BOL	Bolivares

BOPS	Bi-oriented polystyrene

CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.

CGN	Compressed Natural Gas

CIESA	Compañía de Inversiones de Energía S.A.

CNDC	Comisión Nacional de Defensa de la Competencia - Argentine Anti-Trust Authorities

CNV	Comisión Nacional de Valores - Argentine Securities Commission

Distrilec	Distrilec Inversora S.A.

Edesur	Empresa Distribuidora Sur S.A. (Edesur S.A.)

EEUU	Estados Unidos de Norteamérica - United States of America

ENARGAS	Ente Nacional Regulador del Gas - Argentine Gas Regulatory Agency

ENARSA	Energía Argentina S.A.

ENRE	Ente Nacional Regulador de la Electricidad - Federal Power Regulation Authority

EPCA	Enron Pipeline Company Argentina S.A.

EU	Euros

FONINVEMEM	Fondo para las Inversiones Necesarias que permitan Incrementar la Oferta de Energía Eléctrica - Fund for the Investments Required to Increase the Electric Power Supply in the Electric Wholesale Market

GWh	Giga Watts hour

HES	Quality, Safety, Environmental and Health policies and guidelines

IASB	International Accounting Standards Board

IFO	Intermediate Fuel Oil

IFRS	International Financial Reporting Standards

LNG	Liquid Natural Gas

LPG	Liquefied Petroleum Gas

LSC	Ley de Sociedades Comerciales - Business Associations Law

Mbbl	Thousands of barrels

MEM	Wholesale Electricity Market

MEP	Ministerio de Energía y Petróleo de Venezuela - Venezuelan Energy and Oil Ministry

MMcf	Millions of cubic meters

Mcf	Millions of cubic feet

PETROBRAS ARGENTINA S.A.

MOA	Memorandum of Agreement

MPFIPyS	Ministerio de Planificación Federal, Inversión Pública y Servicios - Federal Planning, Public Investment and Services Ministry

MW	Mega Watts

MWh	Mega Watts Hour

m3	Cubic Meters

NRV	Net Realizable Value

NYSE	New York Stock Exchange

OCP	Oleoducto de Crudos Pesados Ltd.

OHSAS	Occupational Health and Safety Assessment Series

ONG	Nongovernmental Organization

OPEC	Organization of the Petroleum Exporting Countries

PDVSA	Petróleos de Venezuela S.A.

PEDASA	Petrobras Electricidad de Argentina S.A.

PELSA	Petrolera Entre Lomas S.A.

PEN	Poder Ejecutivo Nacional - Executive Branch of Government

PEPSA	Petrobras Energía Participaciones S.A.

PES	Argentine Pesos

Petróleo Brasileiro	Petróleo Brasileiro S.A. – PETROBRAS.

PIB BV	Petrobras Internacional Braspetro BV

PVIE	Petrobras Valores Internacional de España S.L.

Rls	Reales

RT	Technical Resolution

RTI	Revisión Tarifaria Integral - Complete Rate Review

SCyCG	Subsecretaría de Coordinación y Control de Gestión - Undersecretariat of Coordination and Control of Government Affairs

SEC	Securities and Exchange Commission

TGS	Transportadora de Gas del Sur S.A.

Tn	Tons

UNIREN	Unidad de Renegociación y Análisis de Contratos de Servicios Públicos - Public Service Agreement Renegotiation and Analysis Unit

US$	United States Dollars

WACC	Weighted Average Cost of Capital

WTI	West Texas Intermediate

WTS	West Texas Sour

YPFB	Yacimientos Petrolíferos Fiscales Bolivianos

$ BOL	Bolivian Pesos

Independent Auditor’s Report

To the Board of Directors and Shareholders of

Compañía de Inversiones de Energía S.A.

We have audited the accompanying consolidated financial statements of Compañía de Inversiones de Energía S.A. and its subsidiaries, which comprise the consolidated balance sheet as of December 31, 2012 and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for the year then ended.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in Argentina; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Compañía de Inversiones de Energía S.A. and its subsidiaries at December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in Argentina.

Other Matter

As indicated in Note 2.s. to the consolidated financial statements, the Company will adopt International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) for the first time for the year ended December 31, 2013. According to Rule 562 of the Comisión Nacional de Valores (CNV), these consolidated financial statements should include a summarized note with certain reconciliations between Argentine GAAP and IFRS. The items and/or amounts in these reconciliations are subject to change and should only be deemed final when the consolidated financial statements prepared under IFRS for the first time as of and for the year ended December 31, 2013 are issued.

PRICE WATERHOUSE & Co. S.R.L.

By:	/s/ Carlos N. Martínez (Partner)

Buenos Aires, Argentina

April 26, 2013

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Argentine pesos as described in Note 2.c.

except for per share and per ADS amounts in Argentine pesos)

	2012	2011	2010
		(non-audited)	(non-audited)

Net revenues (Note 3)	2,574,968	1,853,875	1,653,001

Cost of sales (Exhibit F)	(1,351,734)	(936,986)	(859,201)

GROSS PROFIT	1,223,234	916,889	793,800

Administrative expenses (Exhibit H)	(95,347)	(87,855)	(78,401)

Selling expenses (Exhibit H)	(423,233)	(277,398)	(230,662)

Other operating expenses (1)	—	—	(122,084)

OPERATING INCOME	704,654	551,636	362,653

Other expenses, net (Note 2.q.)	(10,610)	(5,686)	(4)

Loss on related companies	(2,159)	(769)	(1,047)

FINANCIAL EXPENSES, NET	431,342	(331,381)	(277,186)

Generated by assets

Interest income	35,763	34,416	(649)
Foreign exchange gain	103,362	82,716	46,785

	139,125	117,132	46,136

Generated by liabilities (Exhibit H)

Interest expense	(205,673)	(188,743)	(170,686)
Foreign exchange loss	(325,031)	(233,172)	(126,662)
Result of the debt prepayment	—	—	5,129
Result of the debt cancellation (Note 6)	844,920	—	—
Other expenses and financial charges	(21,999)	(26,598)	(31,103)

	292,217	(448,513)	(323,322)

NET INCOME BEFORE INCOME TAX	1,123,227	213,800	84,416

Income tax and asset tax expense (2)	(452,478)	73,723	(98,663)

Minority interest	(98,602)	(89,730)	(45,703)

NET INCOME / (LOSS) FOR THE YEAR	572,147	197,793	(59,950)

Net income / (loss) per share (Note 2.r.)	0.90	0.31	(0.09)

(1)	Corresponds to the tariff increase revenue derecognition (Note 7.a.).
(2)	(Ps. 452.478), Ps. 73.723 and (Ps. 98.463) correspond to income tax (expense) / gain for the year ended on December 31, 2012, 2011 and 2010, respectively (see Note 2.k.), and (Ps. 200) to the asset tax expense for the year ended on December 31, 2010 (see Note 2.l.).

The accompanying notes are an integral part of these consolidated financial statements.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Argentine pesos as described in Note 2.c.)

	2012	2011	2010
		(non-audited)	(non-audited)
CURRENT ASSETS

Cash and banks	97,100	237,700	487,599

Investments (Exhibit D)	744,573	788,230	621,711

Accounts receivable, net (Note 4.a.)	449,081	340,387	316,985

Other receivables (Note 4.b.)	125,398	71,746	52,569

Inventories	54,282	7,588	12,911

Total current assets	1,470,434	1,445,651	1,491,775

NON CURRENT ASSETS

Accounts receivable (Note 4.c.)	48,057	52,111	9,000

Other receivables (Note 4.d.)	50,875	307,612	64,856

Investments (Exhibit C)	34,324	39,192	40,271

Property, plant and equipment, net (Exhibit A)	4,000,519	4,012,556	4,059,222

Intangible assets, net (Exhibit B)	2,489	3,419	4,461

Total non-current assets	4,136,264	4,414,890	4,177,810

Total assets	5,606,698	5,860,541	5,669,585

	2012	2011	2010
		(non-audited)	(non-audited)
CURRENT LIABILITIES

Accounts payable (Note 4.e.)	363,756	296,711	305,652

Loans (Note 6)	23,330	1,456,758	1,308,044

Payroll and social security taxes payable	53,221	53,064	37,528

Taxes payable (Note 4.f.)	133,511	54,803	97,772

Dividends payable	68,868	—	—

Advances from customers (Note 4.g.)	24,639	29,208	18,000

Other liabilities (Note 4.h.)	2,495	5,744	6,006

Provisions for contingencies (Exhibit E)	144,054	130,764	106,922

Total current liabilities	813,874	2,027,052	1,879,924

NON CURRENT LIABILITIES

Loans (Note 6)	1,966,179	1,704,799	1,571,824

Taxes payable (Note 4.i.)	30,632	40,198	34,534

Advances from customers (Note 4.j.)	279,562	281,126	227,150

Total non-current liabilities	2,276,373	2,026,123	1,833,508

Total liabilities	3,090,247	4,053,175	3,713,432

MINORITY INTEREST	1,262,464	1,125,526	1,472,106

SHAREHOLDERS’ EQUITY	1,253,987	681,840	484,047

Total liabilities and shareholders’ equity	5,606,698	5,860,541	5,669,585

The accompanying notes are an integral part of these consolidated financial statements.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Argentine pesos as described in Note 2.c.)

	2012	2011	2010
		(non-audited)	(non-audited)
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net income / (loss) for the year	572,147	197,793	(59,950)

Reconciliation of net income / (loss) to cash flows provided by operating activities

Depreciation of property, plant and equipment	233,670	220,388	214,196
Amortization of intangible assets	930	1,042	1,100
Retirement of property, plant and equipment	2,696	3,455	5,689
Retirement of intangible assets	—	—	268
Net Increase in allowances and provisions for contingencies	13,374	28,216	48,572
Loss on related companies	2,159	769	1,047
Minority interest	98,602	89,730	45,703
Interest expense	205,673	188,743	170,686
Interest income on investments other than cash and cash equivalents	(6,665)	(1,776)	—
Result of the debt prepayment of TGS	—	—	(5,129)
Result of the debt cancellation	(844,920)	—	—
Income tax and asset tax expense	452,478	(73,723)	98,663
Foreign exchange loss	251,264	202,689	128,807

Changes in assets and liabilities:
Accounts receivable	(104,640)	(69,831)	61,322
Other receivables	(36,721)	(28,644)	(75,473)
Inventories	(46,694)	5,323	(452)
Accounts payable	74,216	235	34,581
Advances from customers	(46,015)	(32,789)	(41,514)
Payroll and social security taxes payable	157	15,536	(7,935)
Taxes payable	(28,347)	(10,696)	6,905
Other liabilities	(3,249)	(262)	1,165
Provisions for contingencies	(84)	(1,093)	(8,383)
Interest paid	(138,766)	(124,541)	(120,680)
Income tax and asset tax paid	(119,819)	(186,225)	(191,839)

Net cash provided by operating activities	531,446	424,339	307,349

CASH FLOWS PROVIDED BY / (USED IN) INVESTING ACTIVITIES

Payment for the acquisition of property, plant and equipment	(215,438)	(168,299)	(143,770)
Investments other than cash and cash equivalents	595,387	(649,073)	—
Dividends collected	—	309	926

Net cash used in investing activities	379,949	(817,063)	(142,844)

CASH FLOWS USED IN FINANCING ACTIVITIES

Advances from customers	6,717	70,108	—
Proceeds from loans	20,000	—	—
Dividends paid	—	(436,309)	(13,557)
Payment of loans	(585,347)	—	(83,003)

Net cash provided by / (used in) financing activities	(558,630)	(366,201)	(96,560)

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	352,765	(758,925)	67,945

Cash and cash equivalents at the beginning of the year	350,385	1,109,310	1,041,365

Cash and cash equivalents at the end of the year	703,150	350,385	1,109,310

For supplemental cash flow information see Note 5.

The accompanying notes are an integral part of these consolidated financial statements.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Argentine pesos as described in Note 2.c.)

	Shareholders’ contributions		Retained earnings		Total shareholders’ equity
	Common stock	Total common stock	Legal reserve	Accumulated retained earnings

Balances at December 31, 2009 (non-audited)	638,819	638,819	64,531	(159,353)	543,997

Net income for the year	—	—	—	(59,950)	(59,950)

Balances at December 31, 2010 (non-audited)	638,819	638,819	64,531	(219,303)	484,047

Net income for the year	—	—	—	197,793	197,793

Balances at December 31, 2011 (non-audited)	638,819	638,819	64,531	(21,510)	681,840

Net income for the year	—	—	—	572,147	572,147

Balances at December 31, 2012	638,819	638,819	64,531	550,637	1,253,987

The accompanying notes are an integral part of these consolidated financial statements.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012, 2011 AND 2010

(Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

1.	BUSINESS DESCRIPTION

Compañía de Inversiones de Energía S.A. (“CIESA” or “the Company”) was created on December 14, 1992.

CIESA is under co-control of: (i) the Petrobras Argentina and one of its subsidiaries (together “Petrobras Argentina Group”), which holds 50% of CIESA’s common stock, (ii) the CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina) (the “Trust”), which has a trust shareholding of 40% in CIESA, and (iii) EPCA (a subsidiary of Pampa Energía S.A.), which holds the remaining 10%.

The current ownership of CIESA’s common stock is the result of the first stage of the Master Settlement and Mutual Release Agreement (the “Settlement Agreement”), signed by Petrobras Argentina Group and Enron subsidiaries on April 16, 2004. The shareholding exchange was carried out on August 29, 2005, after the Ente Nacional Regulador del Gas (“ENARGAS”) approval by Note No. 4,858 issued in July 2005. In this stage, Enron subsidiaries transferred 40% of the outstanding share capital of CIESA to the Trust; and Petrobras Argentina Group transferred their TGS class “B” common shares (representing 7.35% of the outstanding share capital of Transportadora de Gas del Sur S.A. “TGS” or “the Controlled Company”) to Enron subsidiaries.

Under the Settlement Agreement and the subsequent agreements, including the 2012 Settlement Agreement after the transfer of 4.2962% of TGS’ common stock, CIESA currently holds 51% of TGS, one of the companies created as a result of the privatization of Gas del Estado S. E. (“GdE”) engaged in the transportation of natural gas, production and commercialization of natural gas liquids (“NGL”) and other services in Argentina. TGS’s pipeline system connects major gas fields in southern and western Argentina with distributors of gas in those areas and in the greater Buenos Aires area. The gas transportation license to operate this system for a period of thirty-five years (“the License”) was exclusively granted to TGS, which is entitled to a one-time extension of ten years provided that it has essentially met the obligations under the License and imposed by ENARGAS. The General Cerri Gas Processing Complex (the “Cerri Complex”), where TGS processes natural gas by extracting NGL, was transferred along with the gas transmission assets.

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Argentina (“Argentine GAAP”) as approved by Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”) of the Autonomous City of Buenos Aires and the regulations of the Comisión Nacional de Valores (“CNV”) and ENARGAS. Argentine GAAP differs in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring and classifying the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). These consolidated financial statements do not include any valuation adjustments or additional disclosures to reflect such differences (see note 13).

The comparative information as of and for the years ended December 31, 2011 and 2010 has not been audited.

The consolidated financial statements include the accounts of CIESA on its subsidiaries TGS and Telcosur S.A. (“Telcosur”), over which it has effective control. Investments in companies, in which the Company exercises significant influence, but not control, are accounted for under the equity method. The Company followed the methodology established in Technical Resolution (“TR”) No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions”, of the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”) and approved by the CPCECABA. The accounting policies followed by Telcosur in the preparation of its financial information are consistent with those applied by TGS. All significant intercompany transactions have been eliminated in consolidation.

Detailed data reflecting subsidiary direct control as of December 31, 2012, 2011 and 2010 is as follows:

	Percentage of shareholding and votes
	2012		2011		2010
Company	Direct	Indirect	Direct	Indirect	Direct	Indirect	Closing Date	Legal Address

TGS	51.00	—	55.30	—	55.30	—	December 31	Don Bosco 3672, 5th Floor, Autonomous city of Buenos Aires

Telcosur S.A.	—	51.00	—	55.29	—	55.29	December 31	Don Bosco 3672, 6th Floor, Autonomous city of Buenos Aires

Financial statements of TGS and Telcosur have been used for consolidation purposes for the years ended December 31, 2012, 2011 and 2010.

a)	Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, income taxes, provision for contingencies, fair value of assets and present value of long term receivables. Actual results could be significantly different from such estimates.

b)	Presentation of consolidated financial statements in constant Argentine pesos

The consolidated financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its financial statements until December 31, 2001.

As established by Resolution No. 3/2002 of the CPCECABA and Resolution No. 415 of the CNV, as from January 1, 2002, the Company resumed the recognition of the effects of inflation in these consolidated financial statements, following the provisions of TR No. 6, as amended by TR No. 19, both issued by the Argentine Federation. Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Executive Branch issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. The non-recognized inflation effect on net income for the years ended December 31, 2012, 2011 and 2010 is not significant.

The Argentine Wholesale Price Index (“WPI”) published by the Instituto Nacional de Estadística y Censos (INDEC) was used for the restatement of the financial statements, as mentioned above.

c)	Short-term receivables and liabilities in currency

Short-term receivables and liabilities, including accrued interest, if applicable, at the end of each year have been valued at their respective nominal amount, which does not materially differ from the present value of the future cash flow that the receivables and liabilities will generate, using the internal rate of return estimated at inception.

In light of the financial situation of MetroGAS, its account receivables have been valued at their present value according to the future estimated cash flows generated by its payment collection using a market interest rate. For further information, see Note 9.e).

d)	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies, including accrued interest, if applicable, have been translated at the prevailing exchange rates at the end of each period / year. Detailed information is disclosed in Exhibit G.

e)	Inventories

Inventories consist of natural gas of TGS (in excess of the “Line Pack” classified as property, plant and equipment) and third parties in the pipeline system, and the liquids obtained from natural gas processing at the Cerri Complex. Due to the fact that the inventories have a high turnover, they have been valued at monthly average cost which does not differ significantly from the replacement cost or reproduction cost, as applicable. The carrying value of inventories does not exceed their net realizable value.

f)	Current investments

Bank accounts, time deposits and loans have been valued at their face values plus accrued interest, which do not materially differ from their discounted value using the internal rate of return effective at inception.

Mutual funds have been valued at their net realizable value at year-end.

Loans balance in Current Investments is comprised of a loan granted by TGS to Pampa Energía. For further information see Note 10.

g)	Long-term receivables and liabilities in currency

Long-term receivables and liabilities which accrued interests have been valued based on the best estimate of the discounted value of the amounts expected to be collected or paid, as applicable, using the interest rate effective at the time of the initial measurement.

Assets and liabilities generated as a result of the application of the deferred tax method have been stated at their nominal value.

Tax credits (income tax and value added tax -“VAT”) recorded as a result of the reversion of the tariff increase (Note 7.a.) have been valued on the discounted value of the amounts expected to be collected using a market interest rate.

h)	Non-current investments

Equity investments in companies in which the Company’s ownership interest ranges between 20% and 50% have been accounted for under the equity method based on the financial statements as of September 30, 2012, 2011 and 2010 for Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay S.A. (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”). These financial statements have been prepared applying similar accounting policies as those used by the Company to prepare its consolidated financial statements. As of December 31, 2012, 2011 and 2010, the investment in Link has been adjusted by Ps. 3,642, Ps. 3,783 and Ps. 3,925 respectively, due to the elimination of intercompany profits.

The Company’s management is not aware of any significant subsequent events which affected: (i) the financial statements as of September 30, 2012 of Link, TGU and EGS, from this date to December 31, 2012; (ii) the financial statements as of September 30, 2011 of Link, TGU and EGS, from this date to December 31, 2011; and, (iii) the financial statements as of September 30, 2010 of Link, TGU and EGS, from this date to December 31, 2010.

The Company considers its foreign affiliate TGU to be a “non-integrated affiliate”. Consequently, TGU’s assets and liabilities have been translated into Argentine pesos using the exchange rate in effect at year-end, while its common stock and retained earnings accounts have been translated using historical exchange rates.

However, CNV Resolution No. 398 provides, under certain circumstances, for the application of CPCECABA Resolution MD No.3/02 and No. 87/03 which provide that foreign currency losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, related to liabilities in foreign currency as of such date, directly associated with the funds obtained to adquired TGS ownership, must be allocated to the cost of this assets. The foreign exchange capitalized is amortized in 26 years which corresponds to the years between January 6, 2002 and the finalizarion of TGS’ License. The amortization is allocated in Gain / (Loss) on related companies.

i)	Property, plant and equipment, net

•

Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to US$ 561.2 million. This price was the basis to determine a total value of common stock of US$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Agreement”) of US$ 395.0 million, resulted in a total value for property, plant and equipment of US$ 1,196.7 million. Such value, converted at the exchange rate in effect as of the date of the Transfer Agreement, has been restated for the effects of inflation as described in Note 2.b).

•

Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as described in Note 2.b).

•

Capitalization of foreign exchange loss: Resolutions No. 3/2002 and No. 87/03 issued by the CPCECABA established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, may be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar accounting treatment is permitted, but not required, for foreign exchange losses arising from indirect financing. It was assumed that the proceeds from such financings were used, firstly, to cover working capital requirements and, secondly, to finance the acquisition or construction of assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

•

Additions: They have been valued at acquisition cost restated for the effects of inflation as described in Note 2.b). The Controlled Company has capitalized all the investments stipulated as mandatory in the License during the first five-year period, in order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating. Additionally, Resolutions No. 1,660 and No. 1,903 issued by ENARGAS include definitions prescribing which costs should be considered improvements and which costs should be considered maintenance expenses. Repair and maintenance costs have been expensed as incurred.

•

Depreciation: Accumulated depreciation related to natural gas transportation assets is computed under the straight-line method over the estimated useful lives of the specific assets, which are lower than the maximum useful lives established by ENARGAS through Resolutions No. 1,660 and No. 1,903.

For depreciation of all other property, plant and equipment, the Controlled Company uses the straight-line method of depreciation and applies the annual depreciation rates disclosed in Exhibit A.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statement of income.

Capitalized foreign exchange loss is depreciated over the remaining useful lives of the assets that led to such capitalization.

•

Financial expense capitalization: TGS capitalizes financial expense on long term construction projects. Financial expense capitalized was Ps. 16,056, Ps. 18,200 and Ps. 10,645 for the years ended December 31, 2012, 2011 and 2010, respectively.

TGS periodically evaluates the carrying value of these assets for impairment, by comparing the carrying value of the assets with its fair value which is calculated based on the projected cash flow discounted at a rate commensurate with the risk involved. If the carrying value of the assets is higher than its fair value, a loss would be recognized based on the amount by which the carrying value exceeds fair value.

Based on the estimates made as discussed in Note 2.b) and relying on assumptions about the outcome of the tariff renegotiation process, the effects of inflation, and changes in the U.S. dollar exchange rate, the TGS’s management believes that the recorded value of property, plant and equipment does not exceed its fair value. However, it is reasonably possible that the TGS’s conclusion that these assets are not impaired could change should the assumptions develop differently than expected by management.

j)	Intangible assets

Intangible assets have been valued at their historical cost, less accumulated amortization.

Debt issuance costs are being amortized over the term of the notes issued on May 14, 2007 (Note 6).

The expenses related to the creation of the Global Program 2007 are being amortized in a 5-year period.

k)	Income tax

The Company and its subsidiary have calculated their respective income tax charges using the deferred tax method, which considers the effect of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

To estimate deferred tax assets and liabilities, the tax rate expected to be in effect at the time of utilization was applied to identify temporary differences based on the legal requirements effective at the date of preparation of these consolidated financial statements.

The reconciliation between the current tax an the income tax expense charged to the statement of income in the years ended December 31, 2012, 2011 and 2010 is as follows:

	2012	2011	2010
		(non-audited)	(non-audited)
Current tax	(231,604)	(149,279)	(154,180)
Temporary differences variation	13,410	(9,621)	16,288
Tax loss carryforwards	(234,284)	19,202	10,492
Allowance for deferred tax assets (Exhibit E)	—	213,421	(9,839)
Income tax to be recovered(1)	—	—	38,776

Income tax expense	(452,478)	73,723	(98.463)

(1)	Corresponds to the reversal of the revenue provision recorded in 2009 in respect of the tariff increase (see Note 7.a.)

The components of the net deferred tax assets and liabilities as of December 31, 2012, 2011 and 2010 are the following:

Non-current deferred tax assets and liabilities	2012	2011	2010
		(non-audited)	(non-audited)
Allowance for doubtful accounts	1,219	1,175	9,538
Deferred revenues	(237)	(356)	(461)
Tax credits discounted value loss	10,950	3,347	6,069
Account receivables discounted value	3,568	—	—
Intangible assets	(872)	(1,197)	(1,523)
Property, plant and equipment, net	(95,135)	(91,783)	(83,004)
Other provisions	3,946	2,343	2,343
Provision for contingencies	49,371	46,406	38,190
Current investments	(111)	(9)	(983)
Present value loans	(3,264)	(3,902)	(4,524)
Income tax loss carryforward	—	233,276	214,074
Allowance for deferred tax assets (Exhibit E)	—	—	(213,421)

Net deferred tax liability (Notes 4.d. and 4.i.) (1)	(30,565)	189,300	(33,702)

(1)	Net of deferred tax asset of Ps. 67, Ps. 229,498 and Ps. 733 recorded under Other non-current receivables as of December 3, 2012, 2011 and 2010 respectively.

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the years ended December 31, 2012, 2011 and 2010 as follows:

	2012	2011	2010
		(non-audited)	(non-audited)
Pre-tax income	1,123,227	213,800	84,416
Statutory income tax rate	35%	35%	35%
Pre-tax income at statutory income tax rate	(393,129)	(74,830)	(29,546)
Permanent differences at statutory income tax rate:
- Inflation adjustment	(30,505)	(29,957)	(31,134)
- Variation in deferred tax assets allowance	—	213,421	(9,839)
- Tax loss carryforwards	—	(31,681)	(28,806)
- Non-taxable income or non-deductible expenses	(28,024)	717	367
- Others	(820)	(3,947)	495

Income tax expense	(452,478)	73,723	(98,463)

Within the framework of Resolution No. 312/05 from the FACPCE, the net book value of the inflation adjustment included in the accounting value of the property, plant and equipment is a temporary difference and thus, the deferred tax liability is required to be recorded. However, said resolution permits companies to disclose the deferred tax liability in the notes to the financial statements instead of recording it. TGS had elected to disclose the deferred tax liability in notes to the consolidated financial statements. This deferred tax liability does not constitute an account payable, but it is a liability that will be reversed over the remaining period over which these assets are depreciated. On October 24, 2011 the CNV issued Resolution No. 592 which extends Resolution No. 576 and 562 and, among other things, establishes that the recognition of the deferred tax liability caused by the inflation adjustment included in the accounting value of property, plant and equipment must be recorded with a debit to Accumulated Retained Earnings in any interim period or fiscal year-end until the end of the year immediately preceding the first interim period in which the IFRS will be applied. TGS recognized this tax liability during the year 2011. However, CIESA has not exercised the above mention option, thus it did not recognized this tax liability in its consolidated financial statements. In compliance with Resolution No. 487 of the CNV, CIESA advises that, if that liability had been recognized, the deferred tax liability as of December 31, 2012, would have increased by Ps. 533,746 (generating a net liability position of Ps. 567,878) and a positive effect of Ps. 15,557, Ps. 16,565 and Ps.17,190 on the Company’s net income for the years ended December 31, 2012, 2011 and 2010, respectively, would have been recognized. Additionally, in the subsequent years, TGS would have recorded a lower income tax expenses as follows:

Amount
Year 2013	15,051
Year 2014	14,798
Year 2015	14,749
Year 2016	12,047
Year 2016 onwards	215,565

Total	272,210

l)	Asset tax

The Company and its subsidiary are subject to the Asset Tax Law (“Impuesto a la Ganancia Mínima Presunta”). The asset tax is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to income tax and the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over asset tax occurring within the subsequent ten years.

Finally, regarding the asset tax for the fiscal year 2011, the Company estimated that it was equal zero. To perform this estimation, the significant tax loss carryforward and the decisions taken by the Supreme Court of Justice under the judicial decree “Hermitage” on June 15, 2010, lately ratified by the judicial decree issued on June 7, 2011 (“Tren de la Costa SA c/Estado Nacional”), were taken under consideration. In both judicial decrees, the Supreme Court declared the unconstitutional nature of the asset tax, because of under specific circunstancies, which are entirely applible to CIESA, the asset tax is confiscatory.

As of December 31, 2012, 2011 and 2010, the Company has not recorded any provision in respect of the asset tax because the determined amounts do not exceed what has been estimated for the income tax.

m)	Advances in kind from customers

Advances in kind from customers are recognized initially at their fair value. Subsequent to initial recognition, advances in kind from customers are measured at their amortized cost which is higher than the cost of rendering the gas transportation services that will cancel said advances.

n)	Allowances and provisions for contingencies

The Company provides for losses relating to its accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and the consolidated financial statements reflect that consideration.

The Company has certain contingent liabilities with respect to existing court or out-of-court claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments known by TGS at the date of the issuance of these consolidated financial statements, estimates of the outcome of these matters and the experience of its legal counsel in contesting, litigating and settling other matters. As the scope of the contingent liabilities become better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company’s future results of operations and financial condition or liquidity.

Contingencies and allowances are disclosed in Exhibit E.

o)	Shareholders’ equity accounts

These accounts have been restated to account for the effects of inflation as described in Note 2.b), except for “Common stock” which is stated at nominal value. The adjustment derived from the restatement of such account has been disclosed under the line item “Inflation adjustment to common stock”, in the Consolidated Statement of Changes in Shareholders’ Equity.

p)	Revenue recognition

Firm transportation revenues are recognized based on the accrued contracted capacity reserved regardless of actual usage. For interruptible transportation services and certain production and commercialization of liquids contracts, revenues are recognized upon the delivery of natural gas or gas liquids to customers, respectively. For other Production of Liquids and Other Services contracts, revenues are recognized when services are rendered.

q)	Statement of income accounts

Accounts relating to the statement of income have been recorded considering the following criteria:

•	Accounts that accumulate monetary transactions, at their nominal value.

•	Expenses related to consumption of non-monetary assets have been charged to the statement of income considering the restated cost of such assets as described in Note 2.b).

•	Gain on related companies was determined on the basis of TGS’ affiliates’ results and were disclosed under “Gain on related companies”.

Other expenses, net for the years ended December 31, 2012, 2011 and 2010 include the following items:

	2012	2011	2010
		(non-audited)	(non-audited)
Net increase in provisions for contingencies (Exhibit E)	(13,374)	(24,395)	(21,396)
Revenues from liquids contract termination agreement	—	16,044	—
Revenues from transport contract termination agreement			18,575
Others	2,764	2,665	2,817

Total	(10,610)	(5,686)	(4)

r)	Earnings per share

Earnings and dividends per share for the years ended December 31, 2012, 2011 and 2010 have been calculated based on 638,818,696 outstanding shares during each year. As the Company does not have preferred stock or convertible debt, the amount of basic earnings per share is the same as the amount of diluted earnings per share.

s)	IFRSs Adoption

On December 29, 2009, CNV issued Resolution No. 562 which provides the application of TR No. 26 (modified by the TR No. 29) approved by the Argentine Federation. This TR establishes that certain Argentine companies which are subject to the Argentine Public Offering Regime (Law No. 17,811) will be required to adopt IFRS issued by the International Accounting Standards Board (“IASB”). The application of such standards was effective for financial statements issued for the interim periods and fiscal year beginning January 1, 2012.

Later, and with the aim of evaluating the applicability and the impacts of the International Financial Interpretation Committee 12 – Service Concession Arrangements (“IFRIC 12”) to natural gas transportation and distribution companies, on January 24, 2012 the CNV issued Resolution No. 600 which postpones the mandatory adoption of the IFRSs for financial statements issued for the interim periods and fiscal year beginning January 1, 2013. Subsequently, on December 20, 2012, the CNV, through Resolution No. 613, provided that the licensee companies of public transportation and distribution of natural gas and their controlling companies must submit their financial statements prepared on the basis of IFRS as of January 1, 2013, not being applicable IFRIC 12, taking into account the current conditions of the license agreements.

As a result of the first-time adoption of IFRS, the Company took into consideration certain one-time waivers set forth in IFRS 1 – First-time adoption of IFRS (“IFRS 1”) and were used at the time of its initial adoption. Particularly, the Company adopted the following:

•	Transition date: The Company opted to consider as the transition date to measure assets and liabilities according to IFRSs, January 1, 2012.

•

Deemed cost of Property, Plant and Equipment (“PP&E”): The Company considered as “deemed cost” as of the transition date to IFRSs, the cost of the PP&E, restated according to the methodology used under ARGAAP. This restatement procedure is described in Note 2.b. to these consolidated financial statements. Furthermore, the Company will maintain the capitalized foreign exchange loss in the balance of PP&E in accordance with Resolutions No. 3/2002 and No. 87/03 (For further information regarding the capitalized foreign exchange loss, see Note 2.i).

•

Loan Cost (foreign exchange loss): At the transition date, the capitalization of the foreign exchange difference will be kept on major works whose construction will extend over the time. After the transition date, such foreign exchange shall not be capitalized every time it is not considered as an adjustment of interest costs.

Moreover, the IFRSs establish alternative criteria regarding measurement after recognition of assets and liabilities. The Company considered the following alternative method:

•

Measurement after recognition in components of PP&E: After adopting IFRSs for the first time, the IFRSs allow the Company to choose the treatment for the measurement of PP&E components. The International Accounting Standard 16 – Property Plant and Equipment (“IAS 16”) provides that an entity shall choose either the “cost model” or the “revaluation model”. The Company chose to continue applying the cost model for all components of PP&E, using the deemed cost as the cost of said assets, determined as of the transition date according to what it is mentioned above.

Principal impacts of the IFRSs’ implementation

Reconciliations required by IFRS

The foregoing reconciliations and related information are for illustrative purposes only and could be subject to change. The amounts under IFRS will only be final when CIESA issues the consolidated financial statements for 2013, the year in which it adopts IFRS for the first time in conformity of CNV regulations. IFRS is not the primary GAAP for the Company for the years ended December 31, 2012, 2011 and 2010, and no corporate or legal decision may be made on the basis of the IFRS information provided.

According to the provisions of TR No. 26 (modified by the TR No. 29) approved by the Argentine Federation, reconciliations of equity determined in accordance with professional effective accounting standards and in accordance with IFRSs at December 31, 2012 and January 1, 2012 and the reconciliation of comprehensive income for the year ended 31 December 2012 are included below. To this end, the Company considered for the preparation of reconciliations, those estimate IFRSs that shall be applicable for the preparation of its financial statements as of December 31, 2013.

The items and amounts included in these reconciliations may be modified if between the date of the issuance of the financial statements and the date of the preparation of the financial statements at year-end that apply IFRS for the first time, new standards and / or interpretations were issued and new significant events occurred in the Company.

•	Reconciliation of net assets at January 1, 2012 and December 31, 2012

	Reference	1/1/2012	12/31/2012
Shareholders’ Equity under AR GAAP		681,840	1,253,987
Non-controlling interest		1,125,526	1,262,464
Subtotal		1,807,366	2,516,451
Effect of the reversal of the foreign exchange loss	1.1	—	(10,132)
Effect of the adjustments on related companies	1.2	(2,372)	(2,257)
Effect of deferred tax liabilities	1.3	(564,251)	(533,745)
Tax effect of the adjustments to IFRS	1.5	—	3,546

Shareholders’ equity under IFRSs		1,240,743	1,973,863

Attributable to:
Shareholders of the company		368,519	977,267
Non-controlling interest		872,224	996,596

		1,240,743	1,973,863

•	Reconciliation of the comprehensive income for the year ended December 31, 2012

	Reference	12/31/2012
Net income according to AR GAAP		572,147
Non-controlling interest		98,602
Sub-Total		670,749
Effect of the reversal of the foreign exchange loss	1.1	(10,132)
Effect of the adjustments on related companies	1.2	115
Effect of deferred tax liabilities	1.3	30,505
Result of the debt cancellation	1.4	23,774
Tax effect of the adjustments to IFRS	1.5	3,546

Comprehensive income under IFRSs		718,557

Attributable to:
Shareholders of the company		608,748
Non-controlling interest		109,809

		718,557

Recognition and Measurement differences

With respect to the major identifiable differences in measurement, the following may be mentioned:

1.1	In accordance with professional accounting standards effective, the Company has capitalized as part of the cost of major construction projects whose construction will extend over time foreign exchange differences and interest accrued on loans affected for the construction of such assets. For purposes of the application of IFRS, the Company has accrued interest only on loans affected. Consequently, the conversion to IFRS adjustment reflects the foreign exchange differences that should not be activated in accordance with IFRS.

1.2	Generated by the effect of the adjustments in the equity and the results of companies accounted for under the equity method.

1.3	It is included in this line of the reconciliation the tax effect of the adjustments made in the process of transition to IFRS.

1.4	Under professional effective accounting standards approved by CPCECABA (Argentine GAAP), the Company considers the inflation adjustment of Property, plant and equipment as permanent differences for recognizing the income tax under the deferred tax method. Under IFRS, this inflation adjustment should be considered a temporary difference.

1.5	In this line of the reconciliation, it is included the effect of the adjustments made in the process of transition to IFRS on the determination of the result of the financial debt cancellation materialized in 2012. For further information, see Note 5.

Disclosure differences

With respect to the major identifiable differences in disclosure, the following may be mentioned:

2.1	Under IFRS, expenses in the income statement can be grouped by their nature or according to the type of activity (operation, administration and commercialization).

2.2	Items that under professional effective accounting standards approved by CPCECABA are allocated to Other expenses, net, under IFRS should be reclassified as a result of operations or financial results, as appropriate.

2.3	Under IFRS, advances to suppliers for acquisition of fixed assets are disclosed as Other Receivables. Under Argentine GAAP, they are recorded as PP&E.

2.4	Under IFRS, non-controlling interest is exposed as part of the Shareholders’ equity. Under Argentine GAAP, it is exposed as a middle line between liabilities and Shareholders’ equity.

2.5	Under IFRS, cash and cash equivalents include cash and those investments with an original maturity of more than three months. Under Argentine GAAP current investments include both those considered as cash and cash equivalents and those who are not.

Meanwhile, in the case of interim financial statements, there is a possibility of preparing “condensated” financial statements which are more synthetic than those for annual periods under IFRS and whose content differs in certain respects from those presented currently under professional effective accounting standards approved by CPCECABA.

Moreover, the IFRSs establish more requirements regarding disclosure (basically for the annual financial statements) than Argentine GAAP. Among others: information about financial risk administration of the Company, related parties, categorization of financial instruments and the fair value of assets and liabilities.

Resolution No. 609 –Allocation of Accumulated Retained Earnings after first-time adoption of IFRS

On September 13, 2012, CNV issued Resolution No. 609 which provides that the positive difference between the balance of accumulated retained earnings at the beginning of the first fiscal year adopting IFRS and its balance at the end of the last fiscal year applying effective accounting standards, shall be reallocated to a special reserve. This special reserve shall not be distributed in cash not even in kind among the shareholders, and it only shall be withdrawn for its capitalization or to absorb a negative balance of Accumulated Retained Earnings account.

3.	CONSOLIDATED BUSINESS SEGMENT INFORMATION

TGS’s business segments are as follows: (i) natural gas transportation services through its pipeline system; (ii) production and commercialization of liquids and (iii) other services, which include midstream and telecommunication services (the latter rendered by its subsidiary, Telcosur).

Operating income consists of net revenues minus operating expenses. In the calculation of operating income, the following items have not been included: other expenses, net, gain on related companies, net financial results and income tax expense.

Assets and liabilities were allocated to each segment based on the specific identification of the assets and liabilities related to the specific business. Assets and liabilities that cannot be allocated to a specific segment were grouped under “Corporate” and include current investments and loans, among others.

Year ended December 31, 2012	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Corporate	Total
Net revenues	603,355	1,835,738	135,875	—	2,574,968
Operating income / (loss)	109,589	683,086	30,807	(118,828)	704,654
Depreciation of property, plant and equipment	163,293	44,918	15,414	10,045	233,670
Additions to property, plant and equipment	159,814	33,918	13,139	17,458	224,329
Identifiable assets	3,691,180	678,749	287,450	949,319	5,606,698
Identifiable liabilities	486,855	179,892	17,040	2,406,460	3,090,247
Year ended December 31, 2011 (non-audited)
Net revenues	575,639	1,179,174	99,062	—	1,853,875
Operating income / (loss)	150,480	507,848	4,367	(111,059)	551,636
Depreciation of property, plant and equipment	159,371	41,522	12,856	6,639	220,388
Additions to property, plant and equipment	106,012	33,231	26,450	11,484	177,177
Identifiable assets	3,621,981	617,823	253,070	1,367,667	5,860,541
Identifiable liabilities	445,697	162,762	13,325	3,431,391	4,053,175
Year ended December 31, 2010 (non-audited)
Net revenues	550,972	1,010,447	91,582	—	1,653,001
Operating income / (loss)	63,473	404,698	14,532	(120,050)	362,653
Depreciation of property, plant and equipment	156,820	38,563	12,554	6,259	214,196
Additions to property, plant and equipment	75,805	33,861	34,545	11,486	155,697
Identifiable assets	3,707,655	497,945	250,514	1,213,471	5,669,585
Identifiable liabilities	387,881	160,527	18,741	3,146,283	3,713,432

The Company renders services of natural gas transportation principally to gas distribution companies and Petrobras Argentina. Significant customers in terms of net revenues from gas transportation for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
		(non-audited)	(non-audited)
MetroGAS S.A. (“MetroGAS”)	184,288	182,503	183,492
Camuzzi Gas Pampeana S.A.	98,062	96,877	93,183
Gas Natural BAN S.A. (“BAN”)	70,487	70,102	69,928
Petrobras Argentina	32,360	32,801	32,888
Camuzzi Gas del Sur S.A.	24,388	23,827	24,435

Significant customers in the Production and Commercialization of Liquids segment are Petredec Limited (“Petredec”), Petrobras Global Trading BV (“Petrobras Global”), PBB-Polisur S.A. (“Polisur”) and Petroleo Brasileiro. Net revenues from these customers (include sales of liquids made on behalf of third parties, from which TGS withholds charges for the Production and Commercialization of Liquids) for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
		(non-audited)	(non-audited)
Petrobras International Finance Company (“PIFC”)	—	9,332	490,166
Polisur	580,325	367,059	329,581
Petredec	342,757	567,734	—
Trafigura Beheer B.V. Amsterdam (“Trafigura”)	34,831	186,016	275,003
Petroleo Brasileiro	256,447	195,094	—
Petrobras Global	487,314	—	—

4.	SUMMARY OF SIGNIFICANT BALANCE SHEET ITEMS AS OF DECEMBER 31, 2012, 2011 AND 2010

	2012	2011	2010
		(non-audited)	(non-audited)
a) Current accounts receivable, net
Natural gas transportation
Common	135,488	90,843	102,223
Related parties (Note 10)	7,490	5,420	4,169

Subtotal	142,978	96,263	106,392

Production and commercialization of liquids
Common	99,932	165,346	68,113
Related parties (Note 10)	140,658	41,863	44,882

Subtotal	240,590	207,209	112,995

Other services
Common	42,004	30,303	83,725
Related parties (Note 10)	27,633	10,609	14,589

Subtotal	69,637	40,912	98,314

Allowance for doubtful accounts	(4,124)	(3,997)	(716)

Total	449,081	340,387	316,985

	2012	2011	2010
		(non-audited)	(non-audited)
b) Other current receivables
Tax credits	54,159	488	1,994
Prepaid expenses	11,217	8,992	7,004
Advances to suppliers	25,045	31,898	15,637
Subsidies receivable	21,560	19,599	16,963
Tax to be recovered	—	1,276	1,140
Others	13,417	9,493	9,831

Total	125,398	71,746	52,569

c) Non-current accounts receivable
MetroGAS (1)	27,176	27,176	27,176
Gas trust fund	45,580	45,946	—
Profertil S.A. (“Profertil”)	2,477	6,165	9,000
Allowance for doubtful accounts (1)	(27,176)	(27,176)	(27,176)

Total	48,057	52,111	9,000

d) Other non-current receivables
Deferred income tax (Note 3)	67	229,498	733
Easement expense to be recovered	5,658	4,536	4,233
Assets tax	—	5,668	—
Tax credits (2)	41,163	63,239	55,332
Others	3,987	4,671	4,558

Total	50,875	307,612	64,856

e) Accounts payable
Suppliers	308,299	242,262	258,295
Customers (credit balances)	36,550	26,693	28,050
Related companies	18,907	27,756	19,307

Total	363,756	296,711	305,652

f) Current taxes payable
Income tax (net of advances and others)	88,526	22,124	77,958
Assets tax (net of advances and others)	—	5,559	97
VAT	—	2,579	—
Tax on exports	36,884	18,080	14,044
Others	8,101	6,461	5,673

Total	133,511	54,803	97,772

g) Current advances from customers (3)
Aluar Aluminio Argentino S.A.C.I. (“Aluar”)	6,742	6,742	6,742
Gas Trust	6,578	10,143	1,564
Total Austral S.A. (“Total Austral”)	4,770	4,770	4,770
Pan American Sur S.R.L. (“PAS”)	3,180	3,180	3,180
Others	3,369	4,373	1,744

Total	24,639	29,208	18,000

h) Other liabilities
Provisions for GdE lawsuit (Note 9.d)	—	4,541	5,200
Other provisions	1,632	403	92
Provision for compensation for Board of Directors and Supervisory Committee	863	800	714

Total	2,495	5,744	6,006

	2012	2011	2010
		(non-audited)	(non-audited)
i) Non-current taxes payable
Deferred income tax (Note 3)	30,632	40,198	34,534

Total	30,632	40,198	34,534

j) Non-current advances from customers (3)
Aluar	171,948	178,690	185,432
Total Austral	15,105	19,875	24,645
YPF	9,571	—	—
Pan American Energy S.R.L. (“PAE”)	—	70,287	—
PAS	66,825	12,069	16,429
Otros	16,113	205	644

Total	279,562	281,126	227,150

(1)	Corresponds to the bills included in MetroGAS’ reorganization process (Note 9.e).
(2)	As of December 31, 2012, 2011 and 2010, includes Ps. 38,214, Ps. 60,291, and Ps. 52,384 respectively, of income tax and VAT credits generated by the reversion of the tariff increase credit (see Note 7.a.), which will be collected through a tax recovery appeal.
(3)	These advances are mainly related to the financing of TGS pipeline system expansion works for the rendering of firm transportation services contracted by such clients. The advance payments will be settled with the effective rendering of firm transportation service.

5.	SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the consolidated statement of cash flows, the Company considers all highly iquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

Cash and cash equivalents at the end of the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
		(non-audited)	(non-audited)
Cash and banks (1)	97,100	237,700	487,599
Current investments	744,573	788,230	621,711
Current investments with an original maturity of more than three months	(138,523)	(675,545)	—

Total cash and cash equivalents	703,150	350,385	1,109,310

(1)	As of December 31, 2012, 2011 and 2010, includes Ps. 57,617, Ps. 74,533 and Ps. 419.085, respectively, corresponding to balances from bank accounts which accrue interest.

Non-cash transactions are as follows:

	2012	2011	2010
		(non-audited)	(non-audited)
Acquisition of property, plant and equipment through an increase in accounts payable	8,672	15,836	25,836
Interest capitalization	5,923	9,354	3,954

Cash flows resulting from operations include net financial expenses generated by cash and cash equivalents as of December 31, 2012, 2011 and 2010 for Ps. 70,471, Ps. 28,440 and Ps. 37,413 respectively.

6.	LOANS

Short-term and long-term debt as of December 31, 2012 , 2011 and 2010 comprises the following:

	2012	2011	2010
		(non-audited)	(non-audited)
Current loans:
Ciesa´s loans under litigation	—	867,152	801,068
Interests payable	18,886	589,606	506,879
Other loans	4,444	—	97

Total current loans	23,330	1,456,758	1,308,044

Non-current loans:
Promissory Notes	112,669	95,000	84,705
2007 EMTN Program: Series 1 notes	1,837,954	1,609,799	1,487,119
Other loans	15,556	—	—

Total non-current loans	1,966,179	1,704,799	1,571,824

Total loans	1,989,509	3,161,557	2,879,868

The breakdown of loans according to the currency is the following:

	2012	2011	2010
		(non-audited)	(non-audited)
Argentine pesos	20,033	—	—
U.S. dollars	1,969,476	3,161,557	2,879,868

Total loans	1,989,509	3,161,557	2,879,868

CIESA Loans

At CIESA Shareholders’ Meeting held on December 13, 1996, the issuance of US$ 220 million notes (under the form of “Negotiable Obligations” in Argentina) was approved. Notes were issued on April 22, 1997. The CNV and the BCBA have authorized the trading of the notes. The amortization of the notes should have been made in a single installment on April 22, 2002. As the debt is due, interest is calculated based on a monthly LIBOR plus an annual 4.40%.

Moreover, in August 2000, CIESA entered into interest rate cap and collar agreements with major financial institutions for the three-month LIBOR of US$ 220 million related to the Company’s note mentioned above.

On September 1, 2005, the Company, its shareholders and its creditors signed the Debt Restructuring Agreement. The said agreement indicates the issuance of debt and exchange of notes for a nominal value of US$ 20,400,000 and its associated accrued unpaid interests through the promissory notes for a total amount of US$ 22,671,982 which accrue interests at a 180 day LIBO rate plus 1% per annum, which cannot be higher than 5% annually. The interests are due on a semi-annual basis while the principal amortization will be due on September 1, 2015. According to the terms of the promissory notes, the Company capitalized the interests accrued between its date of issuance and March 1, 2008. In case the Company distributes dividends, the Company shall pay an early amortization amount equivalent to 5% of the dividends paid.

In addition, the Restructuring Agreement contemplated the terms of the Master Agreement, mentioned in Note 1, which envisaged debt capitalization for a nominal amount of US$ 201,475,754.88 million plus accrued unpaid interest. The Restructuring Agreement was subject to approval by the ENARGAS and the CNDC.

While the Restructuring Agreement was awaiting approval by the governmental authorities, on January 9, 2009, Ashmore Energy Internacional Limited (now AEI), who then declared to be the sole holder of the Corporate Bonds (Obligaciones Negociables) issued by CIESA in 1997, announced its decision to terminate the Restructuring Agreement.

Under such circumstances, on January 28, 2009, CIESA brought an action before the Courts of the State of New York, United States of America, to petition that an order be issued to declare that any action initiated by AEI against CIESA in connection with the Corporate Bonds should not succeed because said bonds had become time-barred and, on a subsidiary basis, that strict performance of the Restructuring Agreement be ordered and that CIESA be paid damages for termination of the agreement by AEI without due notice. Later, and after considerable judicial instances on May 13, 2010 notice was given to CIESA of a filing made by AEI in the same Courts of New York State rejecting the claims stated by CIESA and demanding payment of CIESA’s Corporate bonds.

On May 10, 2011 CIESA entered into a Memorandum of Understanding with Pampa Energía S.A., Pampa Inversiones S.A. (“PISA”) e Inversiones Argentina I Ltd.,(together the “Pampa Group”), which also became the holder of the notes.

On May 18, 2011, the parties to the CIESA Restructuring Agreement entered into a fourth amendment of such agreement, which, among other things, provides for the replacement of AEI by the Pampa Group in the CIESA Restructuring Agreement On October 5, 2011, by note No.11,362, ENARGAS expressed no regulatory objections to the CIESA Restructuring Agreement and expressed that it may be effective after approval is obtained from the CNDC. At the date of issuance of these financial statements the CNDC authorization was not obtained even.

On July 13, 2012, Pampa and Petrobras Argentina Group entered into a settlement agreement (the “2012 Settlement Agreement”) waiving all cross-claims between Petrobras Argentina Group and AEI (and Pampa is its capacity as assignee to AEI) in the New York Litigation. Pursuant to the 2012 Settlement Agreement and as a relevant condition thereof, the above mentioned parties cancelled all of the CIESA Notes. As compensation for the cancellation of its notes, CIESA, among other payments agreed to (i) the transfer of 34,133,200 of our common stock (representing 4.2962% of our outstanding Class B Shares), to PISA; and (ii) once the pending governmental approval is obtained, the transfer of shares stock representing 40% of the capital stock in CIESA that is currently held in the Trust to PISA. Upon completion thereof, PISA will be the direct and indirect holder of 50% of the capital stock of CIESA.

As a result of the full settlement of CIESA’s total financial debt, in the year ended December 31, 2012 the Company recorded a gain of Ps. 844,920 which was recorded as Financial Results.

Issuance of notes under the 2007 Global Program:

The Extraordinary Shareholders’ meeting held on December 21, 2006 approved the creation of the Global Program for the issuance of new notes of a maximum aggregate amount of US$ 650,000,000. This Program was authorized by the CNV on January 18, 2007.

With the aim of improving the indebtedness profile of the Company and to soften the restrictions of the previous debt, in May and June 2007, TGS succeeded in the process of refinancing its financial debt by means of the issuance of new notes in an amount of US$ 500,000,000 within the 2007 Global Program, and the prepayment of its prior debt by a tender offer, the redemption of those notes not tendered and the prepayment of the IDB loans.

The issuance of the US$ 500,000,000 notes within the Global Program 2007, due on May 14, 2017, accrues interest at a fix annual rate of 7.875%, payable semi-annually. The principal amount will be amortized in four equal payments, which mature on May 14, 2014, 2015, 2016 and 2017. Public trading of these notes was authorized by the Bolsa de Comercio de Buenos Aires (“BCBA”), the Mercado Abierto Electrónico (“MAE”) and the Luxembourg Stock Exchange.

With the aim of reducing its financial indebtedness and considering the favorable market conditions, between August 2008 and August 2010, TGS proceeded to cancel notes with a nominal value of US$ 125,976,000 respectively, which were previously bought on the market at lower prices in comparison with their nominal value. As of December 31, 2012, TGS’ financial indebtedness amounted to US$ 374,024,000 and thus, the amortization payments will amount to US$ 93,506,000 each.

Covenants:

The Company is subject to some restrictive covenants under its outstanding debt obligations which include, among others, some restrictions to incur new debt, dividend payments, the granting of guarantees, assets sales and transactions with related companies.

The Company may incur new debt, under these restrictions, among others:

i.	As long as after incurring the new debt, (i) the consolidated coverage ratio (quotient of the consolidated adjusted EBITDA -earnings before financial results, income tax, depreciation and amortization-) and the consolidated interest expense) is equal or higher than 2.0:1; and (ii) the consolidated debt ratio (quotient of the consolidated debt and the consolidated EBITDA) is equal or lower than 3.75:1.

ii.	For the refinancing of the outstanding financial debt.

iii.	Provided by advances from customers.

The Company may pay dividends as long as (i) the Company is not in default under the new debt obligations, (ii) immediately after the dividend payment, the Company would be able to incur in additional indebtedness pursuant to a. from the preceding paragraph.

Other Loans:

On August 24, 2012, TGS signed a Ps. 20,000,000 financial loan with Santander Río Bank bearing interests at 15.01% annual rate which are paid monthly. It amortizes principal in nine quarterly and equal installments of Ps. 2,222,000 which are payable as from August 26, 2013.

7.	REGULATORY FRAMEWORK

a)	General framework and current tariff context:

The Company’s Natural Gas Transportation business is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory Decree No. 1,738/92 and by regulations issued by ENARGAS, which is entitled, among other things, to set the basis for the calculation, monitoring and approval of tariffs (the “Regulatory Framework”). According to the Regulatory Framework, transportation tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. The basic natural gas transportation tariffs charged by TGS had been established at the time of the privatization of GdE and were to be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The “efficiency factor” is a reduction to the base tariff resulting from future efficiency programs while the “investment factor” increases the tariffs to compensate the licensees for future investments which are not repaid through tariffs. Also, subject to ENARGAS approval, tariffs were to be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms and conditions as described in the precedent paragraph in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since the enactment of the Public Emergency Law in early 2002 (the “Emergency Law”), which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the said law as long as it is in force, which will expire in December 31, 2013, after several extensions.

In July 2003, the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) was created under the joint jurisdiction of the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investment and Services (“MPFIPyS”). UNIREN conducts the renegotiation process of the contracts related to utilities and public works, and is entitled to enter into total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things.

In June and November 2005, TGS received two proposals from UNIREN. Said proposals provided for a tariff increase of 10%, an overall tariff review, and required TGS’s and its shareholders’ abandonment of any claim or lawsuit resulting from the effects of the Public Emergency Law on the License prior to the effectiveness of a renegotiation of the License, and also demanded TGS to hold the Argentine government harmless from any claim or lawsuit filed by its shareholders. Additionally, said proposals required the Company’s and its shareholders’ abandonment of any future claim or lawsuit regarding the PPI tariff adjustments which were not applied in 2000 and 2001. TGS responded to the proposals, and declared that the original 10% increase was insufficient and committed not to file any administrative, arbitration or judicial claim or lawsuit in Argentina or abroad, as long as a reasonable renegotiation agreement was reached. Moreover, TGS stated that the Company is determined to make its best efforts to obtain similar commitments from its investors.

In November 2005, in response to the requirement made by UNIREN, CIESA and Petrobras Argentina Holding (as CIESA’s shareholder) confirmed that they had not initiated or intended to initiate in the future any claim against the Argentine Republic. Furthermore, Ponderosa Assets L.P. (“Ponderosa”), as TGS and CIESA’s indirect shareholder at that time, informed on the existence of a claim which, jointly with Enron Corp., it initiated against the Argentine Republic before the International Center for the Settlement of Investment Disputes (“ICSID”) under the scope of the World Bank, and that it would only consider waiving its claim if Ponderosa has received fair compensation. In May 2007, the ICSID ordered the Argentine Government to pay US$ 106.2 million to Enron Corp. An ICSID committee annulled the award rendered in 2007 and ordered the American corporation to reimburse the Argentine Republic the total amount of the annulment award costs. This annulment does not prevent the plaintiff from filing a new claim before said tribunal. On October 18, 2010, Enron Creditors Recovery Corp. (Enron Corp’s new corporate name) and Ponderosa Assets filed a new claim against the Argentine Republic before the ICSID. In June 2011, the Tribunal that will hear the case was constituted.

In October 2011, Pampa Energía acquired the rights to control, suspend and to abandon the legal actions of Ponderosa and Enron Creditors Recovery Corp against the Argentine government under the “Call Option Agreement” signed between Pampa Energía, Inversiones Argentina II and GEB Corp. on March 11, 2011. By agreement of the disputing parties, the legal action is suspended until July 17, 2013.

On October 9, 2008, TGS signed a transitional agreement with UNIREN that contemplated a tariff increase of 20%, which is retroactively applicable to September 1, 2008. According to this agreement, the funds generated by this tariff increase would be temporarily deposited in a trust fund until TGS needed them to carry out an investment plan for its pipeline system. The total of the investment plan had been executed with TGS’ own funds. In September 6, 2011, the investment plan was considered completed by ENARGAS.

On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this Decree, TGS will be able to bill the tariff increase to its clients as soon as ENARGAS publishes the new tariffs chart and sets the methodology to bill the retroactive effect. However, ENARGAS has not carried out these duties and due to this delay, in August 2010, TGS requested ENARGAS authorization to issue the Tariff Chart including the 20% transitory tariff increase and the retroactive collection methodology, requesting the application of an interest rate in line with the established method of payment. ENARGAS responded to TGS that they had submitted the records and the tariff project to the Coordination and Management Control Under Secretariat (“SCyCG”), which is under the scope of the MPFIPyS, based on the Resolution No. 2000/2005 of the MPFIPyS.

On September 30, 2010, the Company filed an acción de amparo (a summary proceeding to guarantee constitutional rights) against ENARGAS and the SCyCG in order to obtain the implementation of the new tariff increase schedule. On October 25, 2010, ENARGAS and the SCyCG provided the information required by the Judge on October 19, 2010. On November 8, 2010 the Company was served notice of the judgment that upheld the injunction filed by TGS. Said judgment orders the SCyCG to return to ENARGAS -within a two-day period- the documents remitted by said body in connection with the Tariff Chart applicable to TGS under Decree No. 1,918/09; and orders ENARGAS -within two days following reception of said documents- to set the Tariff Chart and the retroactive collection methodology. ENARGAS and the SCyCG filed an appeal against the judgment that upheld the acción de amparo filed by TGS.

Moreover, on November 16, 2010, TGS received an invitation from UNIREN in order to move forward with the renegotiation of the License Agreement within the scope and in the terms of the Emergency Law, to which end UNIREN requires the suspension of claims, appeals, or administrative or judicial action taken against the Federal Government in connection with or arising from the Renegotiation Process of remuneration under the License Agreement. On November 18, 2010, the Company decided to authorize the suspension of the acción de amparo mentioned above for a twenty- working-day period automatically renewable at the expiration of said term (except that the Board before or at the expiration of each period decides not to renew it) in order to move forward with the renegotiation of the License Agreement. On December 28, 2010, TGS requested ENARGAS and the MPFIPyS the subscription of the suspension, and as of the date of the issuance of these consolidated financial statements, the Company has not received any favorable respond in this matter.

On April 5, 2011, the Second Chamber of the Court of Appeals in administrative federal matters set a 60 business day term for the SCyCG to act according to the provisions of Resolution No. 2000/2005 and return to ENARGAS the documents remitted by said Body, and for ENARGAS to decide –within a 60 business day term as from reception of said documents-, following verification of compliance with the provisions set forth in the transitory agreement dated October 9, 2008, on the tariff adjustment and the Transitional Tariff Chart stipulated therein. TGS and ENARGAS filed an extraordinary appeal before the Court of Appeals, which were dismissed by the Court of Appeals on May 27, 2011. On June 14, 2011, ENARGAS filed an appeal before the Supreme Court of Justice requesting that the appeal dismissed by the Court of Appeals be accepted. On August 25, 2011, the SCyCG returned to ENARGAS the administrative documents giving notice Resolution No. 2000/2005. On June 11, 2012 the Supreme Court of Justice requested the files of the main proceedings in order to solve the appeal filed by ENARGAS, and thereby the Company recorded the fulfillment of the court action by the SCyCG. Since June 25, 2012, the legal proceedings are ongoing at National General Attorney’s Office, organism where they were referred by the Supreme Court of Justice for a prior intervention before the issuance of its ruling.

As over one year has elapsed since the enactment of the Decree No. 1,918/09 and the granting of the above mentioned appeal with suspensive effect, which implies a substantial change in the scenario considered when the tariff increase was recorded, on December 16, 2010 the Board of Directors of the Company resolved: (i) to discontinue the recognition of the tariff increase revenue; (ii) to reverse the credit provision of the tariff increase revenue already accrued in the year ended December 31, 2009 and in the nine-month period ended September 30, 2010. The reversal of the tariff increase does not imply any resignation to its right resulting from the Decree No. 1,918/09.

According to the 2008 transitional agreement, TGS should reach an agreement with UNIREN on the terms and conditions of the overall renegotiation before the expiration date under the Public Emergency Law, on December 31, 2013. If TGS does not reach this agreement, then UNIREN would inform the Executive Branch and provide it with the recommendations of the procedural steps to follow.

In this regard, in October 2008, TGS received an integral license renegotiation agreement from UNIREN (which includes the initial 20% tariff increase), whose purpose is the license renegotiation and the overall tariff revision. In October 2011, TGS received a new proposal from UNIREN which included similar terms and conditions from the ones included in the last proposal received in 2008. This proposal was accepted by TGS allowing UNIREN to initiate the administrative process for signature when it concluded favorably after the intervention of different competent organisms. UNIREN issued a supplementary report for the subscription of the renegotiation agreement between the Argentine Government and TGS, filing it on December 22, 2011 together with the Agreement filed by TGS before the Legal Under Secretary of the MPFIPyS. Taking into consideration that the case was returned to UNIREN, on July 16, 2012 the Company called for the continuation of appropriate administrative proceedings. On October 4, 2012, TGS notified the UNIREN the filing made before ENARGAS and the Comisión Nacional de Defensa de la Competencia (“CNDC”) regarding the suspension of the claim initiated by Enron Corp. and Ponderosa against the Argentine Republic mentioned above, and formally required the order of quick sentence.

The License establishes, among other restrictions, that TGS will not be allowed to assume CIESA’s obligations, nor to grant loans, real guarantees or any other kind of favor to CIESA’s creditors.

b)	Regulatory Framework for non-regulated segments

The Production and Commercialization of Liquids segment is not regulated by ENARGAS, and as it is provided in the Transfer Agreement, is organized as a separate business unit within the Company, keeping accounting information separately. However, the Federal Energy Bureau sets the propane and butane sales price for the local market. This agency determines periodically a minimum volume of propane and butane to be commercialized by the producers in the local market in order to guarantee the domestic supply.

Despite the Liquids Production and Commercialization segment is not subject to regulation by ENARGAS, the Argentine government has introduced a set of regulations in recent years having an impact on its operations.

On September 19, 2008 the Federal Energy Bureau and propane and butane (“LPG”) producers, among others, signed an agreement on the price stabilization of the LPG bottles whereby the industry players committed to a substantial reduction in the price of LPG ten (10), twelve (12) and fifteen (15) kgs. bottles, to support low-income consumers throughout the national territory, guarantying the supply of the product at a fixed price –below the market price- to the producers with a quota to each of them. This price reduction is partially offset by a subsidy paid by a trust fund created for that purpose. This trust fund receives the funds provided by the rise in the wellhead natural gas price which was authorized by the Argentine government.

The validity period was originally agreed until December 1, 2009. As from that date, there were several extensions of the agreement by means of annual amendments. The most recent amendment was signed on December 28, 2012 and its ratification is still pending.

Through Presidential Decree No. 2,067/08 the Executive Branch created a tariff charge to be paid by (i) the users of regulated services of transportation and / or distribution, (ii) natural gas consumers receiving gas directly from producers without making use of transportation systems or natural gas distribution, (iii) the natural gas processing companies in order to finance the import of natural gas. The payment of the tariff charge was selectively subsidized -since its inception- according to the destination of the natural gas. In November 2011, ENARGAS issued Resolution No. 1,982/11 and 1991/11 (“the Resolutions”) which modified the list of the subsidy beneficiaries, and thus, involved a charge increase for many of our clients, and for certain of TGS’ own consumption. The tariff charge increased from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas effective from December 1, 2011, representing a significant rise of the variable costs of natural gas processing.

In order to avoid this damage, the Company appealed against the Presidential Decree and the Resolutions including National Government, ENARGAS and MPFIPyS as defendants. On July 10, 2012, TGS obtained from the Court of Appeals in administrative federal matters based in the Autonomous City of Buenos Aires, the issue of a preliminary injunction which provides that the Company is exempt from the billing and the payment of the tariff charge increase according to the Resolutions, pending the resolution of the claim.

Should this situation disclosed in Note 9.f was not resolved favorably; TGS could have in the future a significant impact on the results of operations. Notwithstanding this, the Management believes it has sufficient grounds to defend its position.

c)	Expansion of the natural gas transportation system

Since 2004, the natural gas transportation system expansion works have been carried out under the Gas Trust Fund Program framework, which was created through Executive Branch Decree No. 180/04 and Resolution No. 185/04 issued by the MPFIPyS, aimed at financing the expansion of the national natural gas transportation system in a manner different from that established in the License.

Under such framework, the MPFIPyS, the Federal Energy Bureau and the natural gas transportation companies, among others, signed in April 2006 a Letter of Intent to carry out the second expansion of the gas pipeline system. In December 2006, the gas trust fund contracts for the second expansion were signed, and TGS entered into an agreement under which the Company will manage the expansion project.

Expansion works initiated in 2006, which where planned in gradual stages, were executed with the aim to be financed by other gas trust funds, whose trustors are the gas producers and the shippers who subscribed the additional capacity. The works will be repaid with a new tariff charge that will be finally paid by the business and industrial users with firm transportation contracts, except for the distribution companies. In addition, TGS is in charge of the rendering of firm transportation services. For these services, TGS is paid a monthly Charge for Access and Use (“CAU”). As of December 31, 2012, the incremental transportation capacity was 314 MMcf/d after the works came into service.

In May 2011, TGS received Valores Representativos de Deuda (“debt securities”) from the trust fund, date of issue February 2010, which cancelled the account receivable of Ps. 48.1 million related to services rendered for the 247 MMcf/d expansion works. These debt securities amortize principal in 85 monthly, consecutive and equal installments and bear CER interest plus an 8% from their date of issue.

In October 2011, TGS, the Federal Energy Bureau and the trustee of the gas trust funds agreed the terms and conditions under which TGS will render the operation and maintenance services of the assets associated with the incremental transportation capacity of 378 MMcf/d.

Moreover, in October 2011 an amendment to the management agreement corresponding to the works initiated in 2006 was agreed in order to include management services associated with an expansion which will increase firm transportation capacity by 131 MMcf/d and its remuneration, which amounted to Ps. 37 million. Said agreement provided an advance payment equivalent to 20% of the total remuneration, and the remainder 80% through debt securities which amortize principal, in 96 monthly, consecutive and equal installments and bear CER plus a spread of 8% from their date of issue.

As of the date of the issuance of these consolidated financial statements, TGS received debt securities from the trust fund which cancelled the 90% of the mentioned advanced payment and the works that started operating. The principal of said debt securities amounted to Ps. 19.9 million (including accrued interest) as of December 31, 2012 and it is amortized in 96 monthly, consecutive and equal installments which bear CER plus a spread of 8% from their date of issue. The 10% remaining amount was paid in cash.

c)	Essential assets

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the natural gas transportation service. Therefore, the Company is required to keep separated and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

The Company may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than the provision of the licensed service without ENARGAS’s the prior authorization. Any expansion or improvements that it makes to the gas pipeline system may only be encumbered to secure loans that have a term of more than one year to finance such extensions or improvements.

Upon expiration of the License, the Company will be required to transfer to the Argentine government or its designee, the essential assets listed in an updated inventory as of the expiration date, free of any debt, encumbrances or attachments, receiving compensation equal to the lower of the following two amounts:

i)	the net book value of the essential assets determined on the basis of the price paid by the acquiring joint venture, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

ii)	the net proceeds of a new competitive bidding.

Once the period of the extension of the License expires, the Company will be entitled to participate in the New Bidding, and thus, it shall be entitled to:

(i)	that its bid in the New Bidding be computed at an equal and not lower price, than the appraisal value determined by an investment bank selected by ENARGAS, which represents the value of the business of providing the licensed service as it is driven by the Licensee at the valuation date, as a going concern and without regard to the debts;

(ii)	to obtain the new License, without payment, in the event that any bid submitted in the new tender exceeds the appraised value;

(iii)	to match the best bid submitted by third parties in the new Bidding, if it would be higher than its bid mentioned in (i), paying the difference between both values to obtain the new License;

(iv)	if the Licensee has participated in the New Bidding but is unwilling to match the best bid made by a third party, to receive the Appraisal Value as compensation for the transfer of the Essential Assets to the new licensee, any excess paid by the third party shall remain for the grantor.

8.	COMMON STOCK AND DIVIDENDS

a)	General

As of December 31, 2012, 2011 and 2010 CIESA’s common stock subscribed, paid and issued is as follow:

Classes of stock

Class “A1”	162,898,767
Class “A2”	162,898,767
Class “B1”	156,510,581
Class “B2”	92,628,711
Class “B3”	63,881,870

638,818,696

b)	Limitation on the transfer of the Company’s shares

The Bid Package for the privatization of GdE (the “Bid Package”) stipulates that prior authorization of ENARGAS shall be required in the following instances:

•	Transfer of Class A common shares representing 51% of the common stock unless such transfer is made within companies belonging to the same economic group.

•

When any shareholder of CIESA has qualified to buy CIESA’s stock due to the shareholders’ equity, guarantee and/or technical background of its parent company and the latter sells its shares on the first one to other shareholders, or the current management is discontinued.

•	Any other corporate action implying a reduction in ownership interest.

c)	Limitation on the transfer of TGS’ shares

TGS’s by-laws provide that prior approval of ENARGAS and the unanimous approval of CIESA’s shareholders, under agreements among them, must be obtained in order to transfer Class A shares (representing 51% of common stock). The Bid Package states that approval of ENARGAS will be granted, provided that:

•

The sale covers 51% of common stock or, if the proposed transaction is not a sale, the transaction that reduces the shareholding will result in the acquisition of a shareholding of not less than 51% by another investment company; and

•	The applicant provides evidence to the effect that the transaction will not impair the operating quality of the licensed service.

TGS’s shares are traded on the Bolsa de Comercio de Buenos Aires (“BCBA”) and in the form of the ADS (registered with the SEC and representing 5 shares each) on the New York Stock Exchange.

In addition, the By-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, which Vouchers entitle all regular employees to share in 0.25% of the Company’s net income for each year.

According to law No. 25,063, the dividends paid in cash or in kind, in excess of the tax profit, will be subject to a 35% withholding tax of the income tax, as sole and only payment.

Furthermore, TGS is subject to certain restrictions for the payment of dividends, which were contemplated in the outstanding debt agreements (Note 6 – “Covenants”).

d)	Restrictions on distribution of retained earnings

Under current Argentine legal requirements and CNV standards, 5% of each fiscal year’s net income must be appropriated into a legal reserve, provided that there is no unappropriated retained deficit. In such case, the 5% should be calculated on any excess of the net income over the unappropriated retained deficit. This appropriation is legally binding until such reserve equals 20% of the amount which results from the sum of the “Common stock nominal value” and the balance of “Cumulative inflation adjustment to common stock.”

e)	Distribution of cash dividends

TGS’s Board of Directors, in its meeting held on December 6, 2012, approved the distribution of cash dividends of Ps. 150 million, affecting part of the reserve for future dividends created by the Ordinary Annual Shareholders’ Meeting. This dividend was effectively paid in January 2013.

As of December 31, 2012, the debt corresponding to dividends is disclosed under “Dividends payable”, which is net of the withholding tax on personal assets to be made to holders of share, if applicable, at the time of cash payment.

9.	LEGAL AND REGULATORY MATTERS

a)	Exemption of the sales of liquids in Turnover Tax

In the framework of the Tax Agreement subscribed by the Argentine Government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, TGS required the Tax Bureau of the Province of Buenos Aires to exempt the sales of liquids from the turnover tax. In September 2003, the Tax Bureau of the Province of Buenos Aires, through Resolution No. 4,560/03, denied the exemption. In October 2003, the Company filed an administrative appeal with the Tax Court of the Province of Buenos Aires.

In February 2007, the Tax Court partially upheld TGS’s complaint. In its pronouncement, the Tax Court stated that ethane sales were within the scope of the turnover tax exemption but that neither propane nor butane sales qualified for the exemption in the domestic market, because they were not raw materials for an industrial process.

TGS filed an appeal in May 2007 before the Province of Buenos Aires Court alleging that propane and butane sales might be utilized for other uses different from petrochemical industry. As of the date of the issuance of these consolidated financial statements, the Court has not issued any sentence.

On September 26, 2005, TGS was notified of the results of the tax assessment process regarding the turnover tax for the period January 2002 - July 2003, which amounted to Ps. 4.4 million plus interest. On October 18, 2005, TGS presented the corresponding discharge on its belief that the Production and Commercialization of Liquids activity was conducted under the tax exemption regime discussed above. On April 12, 2006 the motion to dismiss was rejected and therefore, the Company filed corresponding appeals with the Tax Bureau of this province and jointly with the Arbitral Commission. For that reason, the Tax Bureau of the Province of Buenos Aires resolved that until the Arbitral Commission notifies its resolution, the process is suspended. On April 20, 2010, the Arbitral Commission notified its resolution against TGS, and thus, the Company filed an appeal before the Plenary Commission, which in November 2012, made the case to judgment.

On February 19, 2008, TGS was notified with a formal assessment notice of Ps. 3.6 million (not including interest) regarding the payment of the turnover tax corresponding to the fiscal period ranging from August 2003 to December 2004. On March 11, 2008, TGS filed a discharge within the Tax Bureau of the Province of Buenos Aires which was rejected and thus, the Company filed an appeal with the Tax Bureau of this province in January 2009. As well, the Company appealed with the Arbitral Commission, and thus, the Tax Bureau of this province suspended the process until the Arbitral Commission notifies its resolution.

On December 4, 2012, TGS was notified with a new formal assessment notice of Ps. 0.8 million regarding the payment of the turnover tax corresponding to the fiscal year 2006 related to the production of liquefied gas, butane, propane and natural gasoline.

As of December 31, 2012, TGS maintains a provision of Ps. 39.1 million.

b)	CNV – Contingency related to the payment of the withholding tax on interest payments regarding 2004 Notes

In February 2005, the Company was served notice by the CNV that certain notes issued in December 2004 by US$178 million would not fulfil the requirements provided by Article 56 of Chapter VI of the CNV Standards and in Resolution No. 470. Therefore, if CNV’s interpretation prospers, those notes would not be entitled to the benefits of the tax exemption provided by the law No. 23,576, thus the Company would be exposed to a contingency due to the payment of the withholding income tax on interest payments.

On February 18, 2005, TGS filed an appeal with the CNV, alleging sufficient grounds to support the applicability of Article 56, Chapter VI of CNV Standards and Resolution No. 470/04. However, the CNV denied the Company’s appeal and on July 8, 2005, TGS filed an appeal with the Ministry of Economy and Production which was subsequently rejected in November 2006. In December 2006, TGS filed a second appeal with said Ministry seeking reconsideration of the rejection, which was rejected in June 2007. In November 2007, TGS challenged said resolution before the Federal Administrative Court.

The Company believes that it has sufficient grounds and other legal instances to defend its position and thus, as of December 31, 2012, TGS has not recorded any provision in this connection.

c)	Turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services

In November 2002, the Tax Bureau of the province of Santa Cruz sent TGS a formal assessment notice for the payment of the turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services. This assessment corresponds to the period from January 1998 to October 2002. In August 2005, the Company paid the amount claimed of Ps. 1.6 million (including interests until December 4, 2002) and started a tax recovery process, first exhausting all other procedural steps, with the Tax Bureau of the province and then initiating a proceeding in the Provincial Tax Court.

In November 2012, the Department of Revenue of the Province of Santa Cruz sent TGS a formal assessment notice for the payment of the turnover tax for the periods from January 2006 to November 2007 and from January 2008 to April 2011 by the amount of Ps. 5.9 million. On November 23, 2012, the Company filed its appeal, which is pending.

In November 2005, TGS received a notice from the Tax Bureau of the province of Río Negro claiming the payment of Ps. 0.2 million, on the same grounds as those of the Province of Santa Cruz, for the period from January 1999 to May 2005. On February 1, 2008, TGS initiated a tax recovery process with the Tax Court of the province of Río Negro to obtain the refund of Ps. 0.5 million paid in November 2007, after exhausting the same procedural steps followed in the case of province of Santa Cruz.

In December 2008, the Tax Bureau of the province of Tierra del Fuego e Islas del Atlántico Sur sent TGS a formal assessment notice for the payment of Ps. 6.4 million corresponding to 2002-2007 period, which was denied by the Company. On October 19, 2009, said Tax Bureau notified TGS the dismissal of the motion and thus, on October 28, 2009, the Company filed an administrative appeal.

As of December 31, 2012, the Company recorded a provision of Ps. 84.5 million in respect of this contingency under the line item “Provisions for contingencies”, which amount was determined in accordance with the estimations of tax and interests, that would be payable as of such date, in case this contingency turns out unfavourable for the Company.

The Company’s management believes that, in case the Company’s position fails and the turnover tax has to be paid, TGS has a right to recover it by a transportation tariff increase as set forth in the License.

d)	GdE against the Company - Reimbursement for the cost of construction of compressor plants

In 1996, GdE filed a legal action against the Company for the reimbursement for the cost of construction of two compressor plants. After a long litigation process, in 2003, the Supreme Court of Justice sustained GdE’s claim and sentenced TGS to pay the market price of the compressor plants at the date of the addition to TGS assets plus interest and litigation expenses.

On January 14, 2004, TGS signed an agreement with UNIREN, which was subsequently ratified by the Argentine government through the Decree No. 959/04 through which TGS will carry out the expansion of the Cordillerano Pipeline. The cost of the expansion will be taken as a payment on account of the final amount to be paid as a consequence of the outcome of the lawsuit described above. The Argentine Government owns such assets and granted their right of use to TGS, who operates and maintains such assets.

On November 15, 2011, ENARGAS approved the final works carried out by TGS and offset the provision mentioned above. Finally, in the same act, ENARGAS determined the balance to be paid to the Argentine Government, which was cancelled by TGS on October 25, 2012.

e)	MetroGAS’ financial situation

MetroGAS’ reorganization process

MetroGAS commenced its reorganization process on June 17, 2010. On April 20, 2011, the Commercial Court of the Autonomous City of Buenos Aires resolved to declare admissible the unsecured credit claimed by the Company of Ps. 27.2 million and as eventual unsecured credit the amount of Ps. 71.4 million corresponding to the transitory tariff increase (Note 7.a.) accrued between September 1, 2008 and June 16, 2010.

On April 20, 2011, the Commercial Court of the Autonomous City of Buenos Aires resolved to declare admissible the unsecured credit claimed by TGS in the respect of the reorganization process of MetroGAS. On May 3, 2011, MetroGAS proposed an only category of Creditors. Subsequently, MetroGAS submitted a reorganization agreement proposal to the admitted creditors, which was improved later on. The meeting of MetroGAS’ creditors was held on June 18, 2012, where the reorganization agreement proposal for the admitted creditors was approved unanimously.

On September 7, 2012, the reorganization agreement was approved and the reorganization process was concluded. On December 20, 2012, the Commercial National Court of First Instance upheld the resolution, approving the reorganization process.

On January 11, 2013, MetroGAS proceeded with the issuance of the notes which canceled verified or admissible unsecured claims. These two negotiable obligations (“the Notes”) with maturity date on December 31, 2018, both nominated in US Dollars were: i) a Class A equal to fifty three point two percent (53.2%) of the amount of the verified or admissible unsecured claims and ii) a Class B equal to forty six point eight (46.8%) of the amount of the verified or admissible unsecured claims. Class A Notes bear a fixed interest rate of 8.875% and are payable semiannually on June 30 and December 31 of each year. According to the terms and conditions of the issuance, MetroGAS decided to capitalize accrued interest under Class A Notes from January 1, 2011 to December 31, 2012 and to pay in cash interest accrued from January 1, 2013 to January 11, 2013. Class A Notes shall be due and pay in full in a single payment since their issuance date while Class B Notes shall only become due and payable as a result of the occurrence of certain events of default before June 30, 2014, in accordance with the provisions of the terms and conditions of the Notes. If this event shall have not occurred on or before deadline, Class B Notes shall be automatically cancelled.

The unsecured credit will be considered within the reorganization process proposal, in case the tariff increase is in pursuit of the transitional agreement mentioned in Note 7.a).

As of December 31, 2012, the allowance for doubtful accounts amounted to Ps. 27.2 million.

Post-reorganization proceeding debt

Additionally, MetroGAS has reported that due to its financial situation, it has decided to extend the terms of cancellation of its payment obligations with suppliers and transporters of natural gas. In light of this, as of the date of issuance of these financial statements, the Company has taken different measures to the collection, including an intimation to MetroGAS in terms of subsection b.7) of the Service Regime approved by Presidential Decree No. 2.255/92. As of December 31, 2012, the balance due and unpaid involved amounts of Ps. 67.4 million (of which Ps. 50.2 million are due). As of December 31, 2012, this balance was valued at their discounted value as mentioned in Note 2.d).

Management believes that as of the date of the issuance of these consolidated financial statements, this situation does not represent a risk of default on outstanding balances. In view of the financial situation of MetroGAS described above, the Company’s management estimates that the amount of the receivables registered with MetroGAS does not exceed its present value.

f)	Action for annulment of ENARGAS Resolutions No. I-1,982/11 and No. I-1,991/11 (the “Resolutions”)

Within the framework of a legal action against Resolution No. 1,982/11 and 1,991/11, on July 10, 2012, TGS obtained from the Court of Appeals in administrative federal matters based in the Autonomous City of Buenos Aires, the issue of a preliminary injunction, ordering the Executive Branch (the Federal Energy Bureau), ENARGAS and Nación Fideicomisos S.A., as collection agents, not to bill or intend to collect from TGS the charge with the amounts in compliance with the provisions set forth in both Resolutions and to continue the billing and collection of the amounts stated prior to the issuance of said Resolutions.

ENARGAS and National Government appealed the granting of the injunction before the Court of Appeals in administrative federal matters. On December 21, 2012, TGS expanded the grounds of demand and requested the case to be referred to the defendants.

The violation of the constitutional principles that govern matter and annulment of administrative acts carried out to implement the Resolutions mentioned above, is substantially the fundamental issue raised by TGS in the legal action, because no tax burden may be enforceable without the prior existence of a law framed within the constitutional precepts, and created by the Legislative Branch by a special law. This has been the basis adopted by the presiding judge to issue the injunction mentioned. Furthermore, TGS, to broaden the basis for their demand to issue before it, has referred to the presiding judge confiscatory character that would charge your economic and financial condition of being in full force Resolutions that implement it.

TGS’s Management believes it has enough valid arguments to defend their position, and thus, the Company has not recorded the increase of the charge for gas consumptions from the date of obtaining the injunction until the date of the issuance of these consolidated financial statements. In the event this injunction had not been obtained, the impact of the Resolutions, taking into account the possibility of carryforward the charge to the sales price of the product, would have implied a net loss of Ps. 56.3 million.

g)	Others

In addition to the matters discussed above, the TGS is a part of to certain lawsuits and administrative proceedings arising in the ordinary course of business.

10.	BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

In January 2011 TGS sold propane and butane to PIFC, at international prices minus a fixed discount per ton, according to common market practices for this type of transactions.

As from December 2012, TGS signed an agreement to sell natural gasoline to Petroleo Brasileiro. The price is determined by reference international prices minus a fixed discount per ton, according to common market practices for this type of transactions. Said agreement will be effective until November 2013.

In September 2012, the TGS signed an agreement to sell propane and butane for export to Petrobras Global. The price is determined by reference international prices plus a fixed discount per ton, according to common market practices for this type of transactions. Said agreement will be effective until April 30, 2013.

Petrobras Argentina is TGS’s technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Petrobras Argentina is in charge of providing services related to the operation and maintenance of the natural gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the TGS pays a monthly fee based on a percentage of the operating income of the TGS. In December 2011, TGS and Petrobras Argentina approved the renewal of the Technical Assistance Agreement for a three-year term, expiring in December 2014.

Additionally, TGS renders natural gas transportation services to Petrobras Argentina, for a 106 MMcf/d firm capacity by means of two contracts which expire in 2013 and 2014. Moreover the TGS, under certain agreements, processes the natural gas in Cerri Complex and commercializes the liquids for Petrobras Argentina’s account and on behalf of it. For consideration, TGS collects a commission which is calculated over the liquids selling price.

In December 2012, Petrobras Argentina and TGS entered into an agreement for the transfer of natural gas wealth and sales. The price, which is denominated in U.S. dollars, is determined according to common practices. The agreement will be in force until May 1, 2013, being applicable retroactively to October 1, 2012.

On October 5, 2011, TGS granted a US$26 million loan to Pampa Energía. This one-year term loan bears interests at an annual fixed rate of 6.8% plus VAT. Subsequently this loan was extended for one year at its maturity date with the same conditions as those applicable at the time of grant.

As of December 31, 2012, 2011 and 2010 the outstanding balances corresponding to the Board of Directors’ and the Statutory Committee members’ compensations amounted to Ps. 863, Ps. 800 and Ps. 714 respectively. The accrued amounts for such compensations for the years ended December 31, 2012, 2011 and 2010 were Ps. 2,312, Ps. 2,163 and Ps. 2,257 respectively.

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of December 31, 2012, 2011 and 2010 is as follows:

	2012		2011		2010
			(non-audited)		(non-audited)
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Affiliate which exercises joint control:
Petrobras Argentina	32,503	18,907	13,920	27,756	17,620	19,307
Affiliate which exercises significant influence:
Pampa Energía	138,523	—	112,640	—	—	—
Affiliates with significant influence:
Link	184	—	334	—	129	—
TGU	—	—	—	—	13	—
Other related companies:
Petrobras Global	89,835	—	—	—	—	—
Petroleo Brasileiro	47,020	—	38,628	—	—	—
PIFC	—	—	—	—	44,844	—
Pampa Inversiones S.A.	—	9,320	—	8,125	—	—
Compañía Mega S.A.	3,765	—	3,197	—	81	—
Refinor S.A.	—	—	409	—	572	—
WEB S.A.	2,010	—	948	—	288	—

Total	313,840	28,227	170,076	35,881	63,547	19,307

The detail of significant transactions with related parties for the years ended December 31, 2012, 2011 and 2010 is as follows:

Year ended December 31, 2012

	Revenues			Costs		Financial Results
Company	Natural Gas Transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Interests loss	Interests earned
Affiliate which exercises joint control:
Petrobras Argentina	32,360	22,846	29,256	71,255	52,046	—	—
Affiliate which exercises significant influence:
Pampa Energía	—	—	—	—	—	—	6,665
Affiliates with significant influence:
Link	—	—	1,737	—	—	—	—
EGS	—	—	47	—	—	—	—
Other related companies:
Pampa Argentina S.A.	—	—	—	—	—	123	—
Compañía Mega S.A.	757	32,434	1,371	—	—	—	—
Refinor S.A.	—	—	757	—	—	—	—
WEB S.A.	3,048	—	—	—	—	—	—
Petroleo Brasileiro	—	256,447	—	—	—	—	—
Petrobras Global	—	487,314	—	—	—	—	—

Total	36,165	799,041	33,168	71,255	52,046	123	6,665

Year ended December 31, 2011 (non-audited):

	Revenues			Costs			Financial Results
Company	Natural Gas Transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Interests loss	Interest earned
Affiliate which exercises joint control:
Petrobras Argentina	32,801	46,159	24,903	4,766	41,050	—	—
Affiliate which exercises significant influence:
Pampa Energía	—	—	—	—	—	—	1,776
Affiliates with significant influence:
Link	—	—	1,661	—	—	—	—
EGS	—	—	66	—	—	—	—
Other related companies:
Inversiones Inversiones I	—	—	—	—	—	90	—
PIFC	—	9,332	—	—	—	—	—
Compañía Mega S.A.	752	32,630	2,270	—	—	—	—
Refinor S.A.	—	—	1,939	—	—	—	—
WEB S.A.	3,021	—	—	—	—	—	—
Petroleo Brasileiro	—	195,094	—	—	—	—	—

Total	36,574	283,215	30,839	4,766	41,050	90	1,776

Year ended December 31, 2010 (non-audited):

	Revenues			Costs
Company	Natural Gas Transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance
Affiliate which exercises joint control:
Petrobras Argentina	32,801	41,007	25,964	14,676	27,252
Affiliate which exercises significant influence:
Pampa Energía	—	—	—	—	—
Affiliates with significant influence:
Link	—	—	1,259	—	—
EGS	—	—	63	—	—
Other related companies:
PIFC	—	490,166	—	—	—
Compañía Mega S.A.	752	14,101	32	—	—
Refinor S.A.	—	—	1,835	—	—
WEB S.A.	3,005	—	—	—	—
Petroleo Brasileiro	—	—	—	—	—
Ärea Santa Cruz II U.T.E.	—	—	810	—	—

Total	36,558	545,274	29,963	14,676	27,252

11.	SUBSIDIARY AND AFFILIATES

Telcosur:

The corporate purpose of Telcosur is to render telecommunication services. Telcosur was created to assure the optimal utilization of TGS’s telecommunication system. TGS’s equity interest in the company is 99.98% and the remaining 0.02% is held by Petrobras Energía Internacional S.A.

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s natural gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TGU:

TGU is a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS holds 49% of its common stock and Petrobras Argentina holds the remaining 51%.

EGS:

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%). EGS operates its own pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

In October 2012, ENARGAS issued a resolution which authorizes EGS to transfer the connection pipeline and service offerings in operation to TGS. EGS is negotiating the completion of the necessary arrangements to implement the transfer mentioned above and its subsequent dissolution.

12.	RESTRICTED ASSETS

On June 2, 2011 CIESA and the Bank of New York entered into a trust agreement under which the Bank of New York was appointed as the trustee of the dividends collected from TGS in June 2011. In the framework of the 2012 Settlement Agreement, the beneficiaries of this trust CIESA, Petrobras Argentina Group and Pampa Group agreed the distribution of the totality of the funds.

As of December 31, 2011, the current investments of Ps. 562,905 corresponded to this trust.

13.	SUMMARY OF SIGNIFICANT QUALITATIVE DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP

The consolidated financial statements of CIESA have been prepared in accordance with Argentine GAAP, which differs in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC.

The following summary describes the principal measurement differences, other than inflation accounting, and disclosure differences, between Argentine GAAP and US GAAP as they relate to the Company.

a) Capitalization of interest costs

Under Argentine GAAP, the Company capitalizes financial costs comprising interest and exchange differences.

Under US GAAP, Accounting Standards Codification (“ASC”) 835, “Interest”, requires interest capitalization on eligible assets, which have a period of time to get them ready for their intended use. Capitalization of foreign exchange differences is not allowed.

This difference leads to lower depreciation charges under US GAAP.

b) Capitalization of foreign exchange differences

Under Argentine GAAP, the Company capitalized foreign exchange losses derived from the devaluation of the Argentine Peso as from January 6, 2002 to July 28, 2003. Capitalization of foreign exchange losses is not allowed under US GAAP.

This difference leads to lower depreciation charges under US GAAP.

c) Present value accounting of other tax receivables and liabilities

Under Argentine GAAP, long term tax receivables and liabilities (except for deferred tax assets and liabilities) are measured based on their best estimate of the present value of amounts expected to be collected or paid, as applicable. Under US GAAP, present valuing or discounting of these tax assets and liabilities is not permitted.

This difference leads to lower financial expenses under US GAAP.

d) Present value accounting of accounts receivable

Under Argentine GAAP, certain receivables are measured based on their best possible estimate of the present value of amounts expected to be collected using an estimated rate at the time of the initial measurement.

Under US GAAP, receivables arising from transactions with customers in the normal course of business, under customary trade terms not exceeding one year, are generally accounted for at their nominal value, including accrued interest, if applicable.

e) Accounting for current investments

Under Argentine GAAP, investments in mutual funds are measured at fair value. Unrealized gains and losses for changes in fair value are included in the statement of income in the period in which they are incurred.

Under US GAAP, in accordance with ASC 320 “Investments—Debt and Equity Securities”, these investments would be classified as available for sale. Available for sale investments are valued at fair value with unrealized changes in fair value recognized in other comprehensive income in the period in which they are incurred.

f) Non-current investments in unconsolidated affiliated companies

Under both Argentine GAAP and US GAAP, two investments in companies where the Company has significant influence but not control are accounted for under the equity method of accounting. However, under US GAAP, the Company would adjust the Argentine GAAP balances to US GAAP prior to equity account for the investments. Some of the principal differences relate to (i) the reversal of capitalized foreign exchange differences; (ii) the reversal of discounting of certain tax receivables and (iii) the recognition of deferred income taxes on the US GAAP adjustments.

g) Valuation of property, plant and equipment

The Company acquired its subsidiary TGS as result of the privatization of Gas del Estado assets, a state-owned company owned by the Argentine Government. The Company paid a portion of the purchase price of 70% of TGS’s shares through the surrender of bonds issued by the Argentine Government. Under both Argentine GAAP and US GAAP, the initial carrying value of TGS’s net assets was based on the purchase price paid for the shares. However, under Argentine GAAP, the Company based its computation of the purchase price of the shares on a value of the surrendered bonds established by the Argentine Government. On the contrary, under US GAAP, the Company based this computation on the fair value of those bonds, which was less than their established value. Therefore, the initial carrying value of TGS’s net assets determined under US GAAP was lower than that determined under Argentine GAAP. Accordingly, this difference gives raise to differences in depreciation expense.

In addition, under Argentine GAAP, the subsidiary capitalized certain cancellation costs of assumed commitments and other costs as intangible assets and amortized them under the straight-line basis until December, 31, 2005.

Under US GAAP, the Company would have followed APB 16 at the time of the acquisition and would have considered those costs as adjustments to the purchase price paid for the shares. Therefore, under US GAAP, these costs would have been assigned to the cost of the fixed assets transferred, thus reclassifying from these costs from intangible assets. These costs would have followed the depreciation pattern of the respective fixed assets where the costs would have been assigned.

Therefore, the net effect of the US GAAP adjustment would be the reversal of the amortization expense of the intangible assets and the recognition of a higher depreciation expense for fixed assets.

Moreover, following the guidance in APB 16, as the Company acquired 70% of the stock of TGS, the fixed assets transferred would have valued at the price effectively paid for the 70%. The remaining 30% would have been valued at the historical cost of the assets as carried in Gas del Estado books adjusted for inflation in accordance with Argentine GAAP.

Since Gas del Estado did not maintain separate records for its gas transportation business including TGS, it was impossible to reconstruct historical cost. However, the Company believes that the fair value of the transferred assets recorded in its books was significantly lower than the Gas del Estado book values restated for inflation at the date of acquisition. Consequently, no adjustment would have been recorded for the valuation of fixed assets of TGS under US GAAP.

h) Effect of the US GAAP adjustments on the Deferred income tax and Minority Interest

All of the previous US GAAP differences would have a corresponding deferred income tax effect. Additionally, the amount of minority interest would have a corresponding adjustment for the effect of the foregoing US GAAP adjustments.

14.	SUBSEQUENT EVENTS

After the celebration of the 2012 Settlement Agreement described in note 6 and the decisions taken by CIESA’s Board of Directors held on October 23, 2012, on January 2, 2013, the Company notified to the CNV the cancellation of CIESA Notes initiating all the necessary steps to its retirement of the public offering.

Ricardo I. Monge
Board of Directors’ Chairman

EXHIBIT A

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2012, 2011 AND 2010

PROPERTY, PLANT AND EQUIPMENT, NET

(In thousands of Argentine pesos as described in Note 2.c.)

	2012															2011	2010
																(non-audited)	(non-audited)
	Cost						Depreciation
Main Account	Beginning of the year	Additions	Retirements		Transfers	End of the year	Accumulated at the beginning of the year	Retirements		For the year	Rate %	Accumulated at the end of the year	Impairment		Net book value	Net book value	Net book value
Pipelines	3,559,857	—	—		24,081	3,583,938	1,176,953	—		86,199	(1) 2.2	1,263,152	—		2,320,786	2,382,904	2,445,260
Compressor plants	1,289,791	—	33,704	(2)	66,403	1,322,490	656,212	14,010	(2)	57,218	(1) 3.3 to 25	699,420	—		623,070	613,979	638,287
Other industrial plants	1,003	—	—		1,865	2,868	167	—		93	(1) 3.3	260	—		2,608	836	872
Stations of regulation and/or measurement of pressure	122,568	—	—		2,219	124,787	67,397	—		5,107	(1) 4	72,504	—		52,283	55,171	55,719
Other technical installations	23,988	—	—		4,354	28,342	17,105	—		914	(1) 6.7	18,019	—		10,323	6,883	8,151

Subtotal assets related to gas transportation service	4,997,207	—	33,704		98,922	5,062,425	1,917,834	14,010		149,531	—	2,053,355	—		3,009,070	3,059,773	3,148,289
Assets related to gas upstream service	127,439	—	—		70,939	198,378	88,627	—		7,332	2.2 to 25	95,959	—		102,419	38,812	42,910
Assets related to liquids production and commercialization service	623,003	89	—		25,256	648,348	401,727	—		39,977	(1) 5.9	441,704	—		206,644	221,276	229,616
Lands	5,637	—	—		642	6,279	—	—		—	—	—	—		6,279	5,637	5,637
Buildings and constructions	178,287	—	—		3,744	182,031	84,715	—		4,222	2	88,937	—		93,094	93,572	94,286
Fittings and fixtures in buildings	5,550	—	—		142	5,692	2,946	—		296	4	3,242	—		2,450	2,604	2,769
Machinery, equipment and tools	37,789	1,245	—		—	39,034	32,102	—		1,494	6.7 to 20	33,596	—		5,438	5,687	6,445
Computers and telecommunication systems	323,029	—	—		20,293	343,322	220,479	—		21,240	6.7 to 20	241,719	—		101,603	102,550	107,053
Vehicles	21,027	4,931	1,337		—	24,621	16,341	1,303		1,949	10 and 20	16,987	—		7,634	4,686	5,239
Furniture	13,186	—	64		—	13,122	12,485	52		108	10	12,541	—		581	701	811
Capitalization of foreign exchange loss (1)	177,272	—	—		—	177,272	76,191	—		7,521	(1) 4.2	83,712	—		93,560	101,081	108,602
Materials	148,203	76,213	2,556		(45,010)	176,850	—	—		—	—	—	—		176,850	148,203	143,401
Line pack	13,872	—	—		—	13,872	1,618	—		—	—	1,618	—		12,254	12,254	12,254
Works in progress	186,617	128,598	—		(174,928)	140,287	—	—		—	—	—	—		140,287	186,617	132,285
Advances to suppliers of property, plant and equipment	29,103	13,253	—		—	42,356	—	—		—	—	—	—		42,356	29,103	19,625

Total 2012	6,887,221	224,329	37,661		—	7,073,889	2,855,065	15,365		233,670		3,073,370	—		4,000,519

Total 2011	6,719,974	177,177	9,930		—	6,887,221	2,641,152	6,475		220,388		2,855,065	19,600	(2)		4,012,556

Total 2010	6,570,759	155,697	6,482		—	6,719,974	2,427,749	793		214,196		2,641,152	19,600	(2)			4,059,222

(1)	See Note 2.i).
(2)	Corresponding to the impairment of obsolete turbines, Enargas authorized its retirement on November 1, 2012.

EXHIBIT B

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2012, 2011 AND 2010

INTANGIBLE ASSETS, NET

(In thousands of Argentine pesos, as described in Note 2.c.)

	2012													2011	2010
														(non-audited)	(non-audited)
	Cost					Amortization
Deferred charges	Beginning of the year	Additions	Decreases		End of the year	Accumulated at beginning of the year	Decreases		For the year	Rate %		Accumulated at the end of the year	Net book value	Net book value	Net book value
Cost of the global programs and the issuance of notes	8,089	—	—		8,089	4,670	—		930		(1)	5,600	2,489	3,419	4,461

Total 2012	8,089	—	—		8,089	4,670	—		930			5,600	2,489

Total 2011	8,089	—	—		8,089	3,628	—		1,042			4,670		3,419

Total 2010	8,625	—	536	(2)	8,089	2,796	268	(2)	1,100			3,628			4,461

(1)	See Note 2.j).
(2)	Corresponds to the prepayment of notes for a nominal value of Ps. 21,326,000 at December 31, 2010 (Note 6).

EXHIBIT C

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2012, 2011 AND 2010

NON-CURRENT INVESTMENTS

(In thousands of Argentine pesos, as described in Note 2.c.)

	2012											2011		2010
												(non-audited)		(non-audited)
						Issuer information
	Description of securities						Lastest financial statements issued
Name and issuer	Face value	Amount	Cost	Book value		Main business	Date	Common stock	Net (loss) / income for the period	Shareholder’s equity	% of Common Stock	Book value		Book value
Transporte y Servicios de Gas en Uruguay S.A.	Uruguayan peso 1	196,000	5	1,528		Pipeline Maintenance	09/30/2012	28	(59)	2,960	49.00	1,328		868
												58,453		58,453
Goodwill				58,453
Goodwill Amortization (2)				(27,440)								(22,482)		(20,233)
Emprendimientos de Gas del Sur S.A.	Ps.1	116,130	116	1,690		Pipeline construction and operation services	09/30/2012	237	311	3,449	49.00	1,498		702
Gas Link S.A.	Ps.1	502,962	503	93	(1)	Pipeline construction and operation services	09/30/2012	1,026	(910)	7,622	49.00	395	(1)	481	(1)

Total				34,324								39,192		40,271

(1)	Includes the elimination of intercompany profits. See Note 2.h).
(2)	Corresponds to the capitalization of foreign exchange difference. For further information see Note 2.b.

EXHIBIT D

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2012, 2011 AND 2010

CURRENT INVESTMENTS

(In thousands of Argentine pesos as described in Note 2.c.)

	2012	2011	2010
		(non-audited)	(non-audited)
Mutual funds in local currency	60,286	22,876	82,426
Mutual funds in foreign currency	—	562,905	—
Bank accounts in foreign currency	58,905	68,439	361,722
Time deposits in local currency	463,509	—	—
Time deposits in foreign currency	23,350	21,370	177,563
Loans granted to related parties in foreign currency (Note 10)	138,523	112,640	—

Total current investments	744,573	788,230	621,711

EXHIBIT E

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2012, 2011 AND 2010

ALLOWANCES AND PROVISIONS FOR CONTINGENCIES

(In thousands of Argentine pesos as described in Note 2.c)

Main account		Beginning of the year	Additions		Applications	Decreases		End of the year
		(non-audited)
Deducted from assets

Allowance for doubtful accounts	2012	31,173	127	(1)	—	—		31,300

	2011	27,892	3,281	(1)	—	—		31,173

	2010	5,812	27,176	(1)	3,684	1,412	(2)	27,892

Allowance for deferred tax assets	2012	—	—		—	—		—

	2011	213,421	—		—	213,421		—

	2010	203,582	38,645		—	28,806		213,421

Included in liabilities

Provision for contingencies	2012	130,764	15,982	(2)	84	2,608	(2)	144,054

	2011	106,922	25,772	(2)	1,093	837	(2)	130,764

	2010	88,813	22,885	(2)	4,699	77	(2)	106,922

(1)	Included in “Selling expenses”.
(2)	Included in “Other expense, net”.

EXHIBIT F

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

COST OF SALES FOR THE YEARS

ENDED DECEMBER 31, 2012, 2011 AND 2010

(In thousands of Argentine pesos as described in Note 2.c.)

	2012	2011	2010
		(non-audited)	(non-audited)
Inventories at the beginning of the year	7,588	12,911	12,459
Natural gas purchases	681,768	319,417	343,479
Operating costs (Exhibit H)	716,660	612,246	516,174
Inventories at the end of the year	(54,282)	(7,588)	(12,911)

Cost of sales	1,351,734	936,986	859,201

EXHIBIT G

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2012, 2011 AND 2010

FOREIGN CURRENCY ASSETS AND LIABILITIES

(In thousands of Argentine pesos as described in Note 2.c.)

	2012					2011			2010
	Foreign currency and amount (in thousands)		Exchange rate		Amount in local currency	Foreign currency and amount (in thousands)		Amount in local currency	Foreign currency and amount (in thousands)		Amount in local currency
								(non-audited)			(non-audited)
CURRENT ASSETS
Cash and deposits in banks	US$	11,837	4.874	(1)	57,694	US$	17,529	74,744	US$	106,524	419,278
Investments, net	US$	45,297	4.874	(1)	220,777	US$	179,492	765,354	US$	137,013	539,285
Account receivables, net	US$	41,204	4.874	(1)	200,829	US$	38,550	164,377	US$	24,365	95,901
Other receivables	US$	3,359	4.874	(1)	16,372	US$	5,260	22,429	US$	4,958	19,515

					495,672			1,026,904			1,073,979

NON CURRENT ASSETS
Account receivables	US$	509	4.874	(1)	2,481	US$	1,446	6,166	US$	2,287	9,000
Property, plant and equipment, net	US$	3,007	4.874	(1)	14,656	US$	4,770	20,339	US$	3,855	15,173
	Euros	2,718	6.438	(1)	17,499	Euros	1,083	5,993	Euros	259	1,332

					34,636			32,498			25,505

					530,308			1,059,402			1,099,484

CURRENT LIABILITIES
Accounts payable	US$	8,142	4.914	(2)	41,017	US$	11,832	50,925	US$	14,979	59,557
	Euros	—			—	Euros	10	56	Euros	713	3,759
Tax Payable	US$	4	4.914	(2)	22	US$	1	4	US$	4	16
Loans	US$	3,837	4.914	(2)	18,856	US$	338,466	1,456,758	US$	328,985	1,308,044
Advances from customers	US$	2,041	4.914	(2)	10,029	US$	2,041	8,784	US$	152	604

					69,924			1,516,527			1,371,980

NON CURRENT LIABILITIES
Loans	US$	396,952	4.914	(2)	1,950,623	US$	396,096	1,704,799	US$	395,328	1,571,824
Advances from customers	US$	—	4.914	(2)	—	US$	77	330	US$	164	651

					1,950,623			1,705,129			1,572,475

					2,020,547			3,221,656			2,944,455

(1)	Buy exchange rate at the end of the year.
(2)	Sell exchange rate at the end of the year.
US$:	United States of America dollars

EXHIBIT H

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A

CONSOLIDATED INFORMATION REQUIRED UNDER ART 64, PARAGRAPH I, CLAUSE b) BUSINESS ASSOCIATIONS LAW

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

	(In thousands of Argentine pesos as described in Note 2.c.)
	2012							2011		2010
								(non-audited)		(non-audited)
Accounts	Total	Regulated Activities	Non Operating Activities	Administrative expenses (2)	Selling expenses (3)		Financial income, net	Total		Total
Salaries, wages and other contributions	241,779	135,693	45,275	46,331	14,480		—	199,973		144,233
Social security taxes	43,260	21,574	8,131	10,196	3,359		—	35,450		33,295
Compensation of Directors and Supervisory Committee	2,322	—	—	2,322	—		—	2,163		2,257
Professional services fees	14,442	700	553	12,665	524		—	16,521		11,963
Technical operator assistance fees	52,046	25,370	26,676	—	—		—	41,050		27,252
Materials	14,389	4,722	9,667	—	—		—	12,298		10,674
Third parties services	24,873	8,332	12,087	4,454	—		—	20,911		15,829
Telecommunications and postal expenses	2,434	371	665	1,286	112		—	2,444		2,502
Rents	1,230	288	180	709	53		—	958		858
Transportation and freight	9,051	6,395	2,517	139	—		—	6,314		4,843
Easements	15,605	15,605	—	—	—		—	17,392		17,025
Offices supplies	977	287	93	491	106		—	980		1,142
Travel expenses	3,662	2,013	775	634	240		—	4,039		3,497
Insurance	13,730	8,186	4,857	666	21		—	11,677		11,488
Property, plant and equipment maintenance	75,068	50,354	22,915	1,524	275		—	64,883		57,117
Depreciation of property, plant and equipment	233,670	163,293	60,332	10,045	—		—	220,388		214,196
Amortization of intangible assets	930	—	—	—	—		930	1,042		1,100
Taxes and contributions	443,498	31,863	7,946	510	403,179	(1)	—	284,864	(1)	215,013	(1)
Advertising	545	—	—	—	545		—	72		116
Doubtful accounts	127	—	—	—	127		—	3,281		27,176
Bank expenses	872	—	—	837	35		—	561		484
Interest expense	205,673	—	—	—	—		205,673	188,743		170,686
Foreign exchange loss	325,031	—	—	—	—		325,031	233,172		126,662
Result of the debt prepayment of TGS	—	—	—	—	—		—	—		(5,129)
Other expenses and financial charges	21,069	—	—	—	—		21,069	25,556		30,003
Operations among business segments	—	(6,101)	6,101	—	—		—	—		—
Costs of services rendered to third parties	32,381	—	32,381	—	—		—	20,598		8,824
Other expenses	9,279	4,468	2,096	2,538	177		—	10,682		15,453

Total 2012	1,787,943	473,413	243,247	95,347	423,233		552,703

Total 2011		406,521	205,725	87,855	277,398		448,513	1,426,012

Total 2010		346,101	170,073	78,401	230,662		323,322			1,148,559

(1)	Includes tax on exports of Ps. 357,409, Ps.219,559 and Ps.155,881 for the years ended December 31, 2012, 2011 and 2010 respectively.

(2)	From the total of Administrative Expenses, Ps. 14,740, Ps. 17,012 and Ps. 18,208 correspond to the non regulated activities for the years ended December 31, 2012, 2011 and 2010, respectively.

(3)	From the total of Selling Expenses, Ps. 396,629, Ps. 247,960 and Ps.179,013 correspond to the non regulated activities for the years ended December 31, 2012, 2011 and 2010, respectively.

EXHIBIT I

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2012

DETAIL OF MATURITIES OF INVESTMENTS, RECEIVABLES AND LIABILITIES

(In thousands of Argentine pesos as described in Note 2.c.)

	Investments (1)	Receivables (2)	Loans	Other liabilities (3)

Without specified maturity	—	74,262	—	31,856

With specified maturity

* Overdue

Until 12-31-2011	—	11,601	—	41,814
From 01-01-12 to 03-31-12	—	109	—	382
From 04-01-12 to 06-30-12	—	7,159	—	382
From 07-01-12 to 09-30-12	—	23,665	—	383
From 10-01-12 to 12-31-12	—	71,826	—	383

Total Overdue	—	114,360	—	43,344

* Non-due:

From 01-01-13 to 03-31-13	606,050	448,414	33	491,655
From 04-01-13 to 06-30-13	—	7,837	18,853	42,041
From 07-01-13 to 09-30-13	—	2,957	2,222	63,940
From 10-01-13 to 12-31-13	138,523	5,035	2,222	4,286
During 2014	—	9,675	468,376	17,721
During 2015	—	15,942	466,156	18,510
During 2016	—	9,674	572,157	18,510
During 2017	—	9,674	459,490	11,885
From 2018 onwards	—	6,881	—	212,936

Total non-due	744,573	516,089	1,989,509	881,484

Total with specific maturity	744,573	630,449	1,989,509	924,828

Total	744,573	704,711	1,989,509	956,684

(1)	Includes mutual funds, loans, time deposits and bank accounts. Such investments bear floating interest rates, except for Ps. 138,523 which bear interests at 6.8% plus VAT annual.
(2)	Includes account receivables and other receivables, without the allowance for doubtful accounts. Said credits do not bear interests, except for Ps. 7,863 which bear interests at 5.52% ‘semi-annual rate and Ps. 55,252 which bears CER plus a spread of 8%. The total credits without specific maturity correspond to non-current assets.
(3)	Corresponds to the total non financial liabilities, except for provisions for contingencies. From the total Other liabilities without specified maturity, Ps. 1,224 correspond to current liabilities and Ps. 30,632 to non-current liabilities.

Oil and Gas Supplementary Disclosures (Unaudited)

In December 2009, the Company adopted revised oil and gas reserve and disclosure requirements. The primary impact of the new disclosures is to conform the definition of proved reserves with the Modernization of Oil and Gas Reporting rules, which were issued by the Securities and Exchange Commission (“SEC”) of the United States of America at the end of 2008. The accounting standards update revised the definition of proved oil and gas reserves to require that the average, first-day-of-the-month price during the 12-month period before the end of the year, rather than the year-end price, must be used when estimating whether reserve quantities are economical to produce. This same 12-month average price is also used in calculating the aggregate amount of (and changes in) future cash inflows related to the standardized measure of discounted future net cash flows. The rules also allow for the use of reliable technology to estimate proved oil and gas reserves if those technologies have been demonstrated to result in reliable conclusions about reserve volumes.

The unaudited supplemental information on oil and gas exploration and production activities for 2012, 2011 and 2010 has been presented in accordance with the new reserve estimation and disclosure rules, which may not be applied retrospectively.

The following information for the oil and gas producing activities has been prepared in accordance with the methodology prescribed by ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities – Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities) and includes the Company’s and its subsidiaries’ oil and gas production activities as well as the equity shares in its affiliates valued by the equity method. The Company has oil and gas properties in Argentina and other countries in Latin America.

Amounts are stated in millions of pesos.

Capitalized costs

The following table presents the capitalized costs as of December 31, 2012, 2011 and 2010, for proved and unproved oil and gas properties, and the related accumulated depreciation and allowances, which reduce the value of assets.

	Consolidated Companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(Stated in millions of Argentine pesos)
December 31, 2012

Proved properties:
Equipment, camps and other facilities	4,580	64	4,644	—	—	—
Mining properties and wells	11,250	635	11,885	—	2,900	2,900
Unproved properties	116	—	116	—	—	—

Total capitalized costs	15,946	699	16,645	—	2,900	2,900

Accumulated depreciation and allowances which reduce the value of assets	(10,116)	(462)	(10,578)	—	(807)	(807)

Total net capitalized costs	5,830	237	6,067	—	2,093	2,093

	Consolidated Companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(Stated in millions of Argentine pesos)
December 31, 2011

Proved properties:
Equipment, camps and other facilities	4,481	88	4,569	5	—	5
Mining properties and wells	8,324	518	8,842	390	2,790	3,180
Unproved properties	173	—	173	—	—	—

Total capitalized costs	12,978	606	13,584	395	2,790	3,185

Accumulated depreciation and allowances which reduce the value of assets	(8,489)	(383)	(8,872)	(203)	(635)	(838)

Total net capitalized costs	4,489	223	4,712	192	2,155	2,347

	Consolidated Companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(Stated in millions of Argentine pesos)
December 31, 2010

Proved properties:
Equipment, camps and other facilities	4,226	66	4,292	4	—	4
Mining properties and wells	7,320	475	7,795	322	2,544	2,866
Unproved properties	214	—	214	—	—	—

Total capitalized costs	11,760	541	12,301	326	2,544	2,870

Accumulated depreciation and allowances which reduce the value of assets	(7,521)	(334)	(7,855)	(163)	(518)	(681)

Total net capitalized costs	4,239	207	4,446	163	2,026	2,189

Costs incurred

The following table presents those costs capitalized as well as expensed that were incurred during each of the years ended as of December 31, 2012, 2011 and 2010. The acquisition of properties includes the cost of acquisition of proved or unproved oil and gas properties. Exploration costs include geological and geophysical costs, costs necessary for retaining undeveloped properties, and drilling costs and exploratory well equipment. Development costs include drilling costs and equipment for developmental wells, costs incurred in improved recovery, the construction of facilities for extraction, treatment and storage of hydrocarbons and all necessary costs to maintain facilities for the existing developed reserves.

	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(Stated in millions of Argentine pesos)
At December 31, 2012

Acquisition of properties:
- Proved	1,214	—	1,214	—	—	—
- Unproved	28	—	28	3	—	3
Exploration costs	110	—	110	1	—	1
Development costs	1,576	26	1,602	30	95	125

Total costs incurred	2,928	26	2,954	34	95	129

At December 31, 2011
Acquisition of properties:
- Proved	—	—	—	—	—	—
- Unproved	—	—	—	—	—	—
Exploration costs	402	—	402	4	—	4
Development costs	1,212	21	1,233	66	98	164

Total costs incurred	1,614	21	1,635	70	98	168

At December 31, 2010

Acquisition of properties:
- Proved	—	—	—	—	—	—
- Unproved	—	—	—	—	—	—
Exploration costs	137	45	182	3	—	3
Development costs	858	37	895	51	148	199

Total costs incurred	995	82	1,077	54	148	202

Results of operations

The breakdown of results of the operations shown below summarizes revenues and expenses directly associated with oil and gas-producing activities for the years ended December 31, 2012, 2011 and 2010. These activities are a part of the Oil and Gas Exploration and Production segment. This breakdown does not include any allocation of financial costs or expenses from Corporate and therefore it is not necessarily an indicator of the contribution in operations for oil and gas producing activities to the net income of the Company. Income tax for the years presented was calculated utilizing the deferred income tax criteria.

	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(Stated in millions of Argentine pesos)
At December 31, 2012

Net sales:
- to third parties	831	168	999	109	845	954
- transfers to other operations	5,071	—	5,071	1	—	1

Total net sales	5,902	168	6,070	110	845	955
Production costs:
- Operating costs	(1,854)	(72)	(1,926)	(25)	(269)	(294)
- Royalties and other	(987)	(10)	(997)	(14)	(195)	(209)

Total production costs	(2,841)	(82)	(2,923)	(39)	(464)	(503)
Exploration costs	(212)	—	(212)	(1)	—	(1)
Depreciation, depletion, amortization and allowances which reduce the value of assets	(1,484)	(23)	(1,507)	(23)	(380)	(403)

Results of operations before income tax	1,365	63	1,428	47	1	48
Income tax	(478)	(17)	(495)	(19)	(53)	(72)

Total Results of oil and gas operations	887	46	933	28	(52)	(24)

	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(Stated in millions of Argentine pesos)
At December 31, 2011
Net sales:
- to third parties	9	160	169	170	1,025	1,195
- transfers to other operations	3,968	—	3,968	28	—	28

Total net sales	3,977	160	4,137	198	1,025	1,223
Production costs:
- Operating costs	(1,329)	(64)	(1,393)	(54)	(169)	(223)
- Royalties and other	(697)	(5)	(702)	(26)	(336)	(362)

Total production costs	(2,026)	(69)	(2,095)	(80)	(505)	(585)
Exploration costs	(391)	—	(391)	(4)	—	(4)
Depreciation, depletion, amortization and allowances which reduce the value of assets	(1,011)	(20)	(1,031)	(56)	(513)	(569)

Results of operations before income tax	549	71	620	58	7	65
Income tax	(192)	(19)	(211)	(23)	(73)	(96)

Total Results of oil and gas operations	357	52	409	35	(66)	(31)

	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(Stated in millions of Argentine pesos)
At December 31, 2010
Net sales:
- to third parties	18	392	410	75	747	822
- transfers to other operations	3,244	—	3,244	83	—	83

Total net sales	3,262	392	3,654	158	747	905
Production costs:
- Operating costs	(968)	(90)	(1,058)	(42)	(166)	(208)
- Royalties and other	(601)	(224)	(825)	(20)	(264)	(284)

Total production costs	(1,569)	(314)	(1,883)	(62)	(430)	(492)
Exploration costs	(145)	(45)	(190)	(3)	—	(3)
Depreciation, depletion, amortization and allowances which reduce the value of assets	(802)	4	(798)	(43)	(363)	(406)

Results of operations before income tax	746	37	783	50	(46)	4
Income tax	(261)	(58)	(319)	(21)	53	32

Total Results of oil and gas operations	485	(21)	464	29	7	36

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

The Company estimates its reserves at least once a year. The Company’s reserves estimation as of December 31, 2012, 2011 and 2010 was evaluated by DeGolyer and MacNaughton. The technical revision covered approximately 76%, 73% and 71% respectively, of the Company’s estimated reserves. DeGolyer and MacNaughton evaluated the proved oil and natural gas reserve estimates in accordance with Rule 4–10 of Regulation S–X, promulgated by the SEC, and in accordance with the oil and gas reserves disclosure provisions of ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities—Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities). We provided all information required during the course of the evaluation process to the auditor’s satisfaction.

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

The following table sets forth the estimated proved reserves of oil (includes crude oil, condensate and natural gas liquids) and natural gas as of December 31, 2012, 2011 and 2010:

	CRUDE OIL, CONDENSATE AND NATURAL GAS LIQUIDS IN THOUSANDS OF BARRELS					NATURAL GAS IN MILLIONS OF CUBIC FEET
	Consolidated companies		Equity Method Investment		Total	Consolidated companies		Equity Method Investment		Total
	Argentina	Rest of Latin- America	Argentina	Venezuela		Argentina	Rest of Latin- America	Argentina	Venezuela
Reserves as of December 31, 2009 (*)	81,091	6,784	4,020	39,824	131,719	878,315	1,018	10,022	63,123	952,478

Increase (Decrease) originated in:
Revisions of previous estimates	(2,284)	—	44	(3,630)	(5,870)	(14,364)	—	(1,302)	(1,856)	(17,522)
Improved recovery	109	—	(5)	—	104	4,692	—	(7)	—	4,685
Extensions and discoveries	5,439	31	579	—	6,049	6,580	—	633	—	7,213
Sale of proved reserves in place	(10)	(5,935)	—	—	(5,945)	—	(1,018)	—	—	(1,018)
Year’s production	(13,813)	(880)	(788)	(2,755)	(18,236)	(99,948)	—	(1,086)	(1,546)	(102,580)

Reserves as of December 31, 2010 (*)	70,532	—	3,850	33,439	107,821	775,275	—	8,260	59,721	843,256

Increase (Decrease) originated in:
Revisions of previous estimates	90	—	73	(1,071)	(908)	(6,315)	—	(250)	(14,979)	(21,544)
Improved recovery	1	—	5	—	6	2	—	6	—	8
Extensions and discoveries	2,033	—	662	—	2,695	63,056	—	1,707	—	64,763
Purchase of proved reserves in place	—	—	—	—	—	—	—	—	—	—
Sale of proved reserves in place	—	—	—	—	—	—	—	—	—	—
Year’s production	(13,768)	—	(782)	(2,831)	(17,381)	(99,365)	—	(1,297)	(1,290)	(101,952)

Reserves as of December 31, 2011 (*)	58,888	—	3,808	29,537	92,233	732,653	—	8,426	43,452	784,531

Increase (Decrease) originated in:
Revisions of previous estimates	(2,662)	—	36	(3,800)	(6,426)	22,024	—	96	(4,913)	17,207
Extensions and discoveries	4,393	—	272	1,130	5,795	14,618	—	440	8,802	23,860
Purchase of proved reserves in place	19,674	—	(3,779)	—	15,895	43,686	—	(8,391)	—	35,295
Sale of proved reserves in place	—	—	—	—	—	—	—	—	—	—
Year’s production	(16,048)	—	(337)	(2,337)	(18,722)	(100,515)	—	(571)	(886)	(101,972)

Reserves as of December 31, 2012 (*)	64,245	—	—	24,530	88,775	712,466	—	—	46,455	758,921

(*) Includes proved developed reserves:

As of December 31, 2010	49,358	—	3,141	18,739	71,238	392,255	—	7,311	25,076	424,642
As of December 31, 2011	41,789	—	2,993	17,484	62,266	351,273	—	6,754	20,179	378,206
As of December 31, 2012	48,936	—	—	12,670	61,606	358,319	—	—	14,582	372,901
Bolivian proved reserves were not classified as such in 2012, 2011 and 2010 due to changes introduced to the Bolivian Constitution, which restrict the disclosure of estimated reserves for properties under its authority.

The estimated reserves were subjected to economic evaluation to determine their economic limits. Such estimated reserves in Argentina for years ended in 2012, 2011 and 2010 are stated prior to the payment of any royalties as they have the same impact as taxes on production and are not paid in kind, and therefore are treated as operating costs.

In Venezuela, as of December 31, 2012, 2011 and 2010, estimated reserves were calculated on the basis of the contractual structure in force, and are stated before royalties and are computed by multiplying our ownership in each mixed company by the proved reserve volumes of the relevant mixed company.

As a result of acquisition of an additional equity interest in PELSA, Petrobras Argentina becomes the controlling shareholder and therefore consolidates all reserves of the acquired company. Accordingly, reserves increased 21.8 million barrels of oil equivalent, of which 11.1 million barrels of oil equivalent are attributable to minority interest in PELSA.

	2012		2011		2010
	Crude Oil, Condensate and Natural Gas Liquids	Natural Gas	Crude Oil, Condensate and Natural Gas Liquids	Natural Gas	Crude Oil, Condensate and Natural Gas Liquids	Natural Gas
	In thousands of barrels	In millions of cubic feet	In thousands of barrels	In millions of cubic feet	In thousands of barrels	In millions of cubic feet
Net proved developed reserves:
Consolidated entities
Argentina	48,936	358,319	41,789	351,273	49,358	392,255
Rest of Latin-America	—	—	—	—	—	—

	48,936	358,319	41,789	351,273	49,358	392,255

Equity method investees
Argentina	—	—	2,993	6,754	3,141	7,311
Venezuela	12,670	14,582	17,484	20,179	18,739	25,076

	12,670	14,582	20,477	26,933	21,880	32,387

Total consolidated and equity method investees	61,606	372,901	62,266	378,206	71,238	424,642

Net proved undeveloped reserves:
Consolidated entities
Argentina	15,309	354,147	17,099	381,380	21,174	383,020
Rest of Latin-America	—	—	—	—	—	—

	15,309	354,147	17,099	381,380	21,174	383,020

Equity method investees
Argentina	—	—	815	1,672	709	949
Venezuela	11,860	31,873	12,053	23,273	14,700	34,645

	11,860	31,873	12,868	24,945	15,409	35,594

Total consolidated and equity method investees	27,169	386,020	29,967	406,325	36,583	418,614

Standardized measure of discounted future net cash flows

The following table discloses estimated future net cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas. As prescribed by SEC Modernization of Oil and Gas Reporting rules and ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities – Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities), such future net cash flows were estimated using the average first-day-of-the-month price during the 12-month period for 2012, 2011 and 2010 and using a 10% annual discount factor. Future development and abandonment costs include estimated drilling costs, development and exploitation installations and abandonment costs. These future development costs were estimated based on evaluations made by the Company and the operators of the fields in which the Company has an interest. The future income tax was calculated by applying the tax rate in effect as of the date this supplementary information was filed.

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

	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(Stated in millions of Argentine pesos)
At December 31, 2012
Future cash flows	29,877	949	30,826	—	11,130	11,130
Future production costs	(14,050)	(597)	(14,647)	—	(8,165)	(8,165)
Future development and abandonment costs	(5,073)	(73)	(5,146)	—	(647)	(647)
Future income tax	(2,754)	(81)	(2,835)	—	(519)	(519)

Undiscounted future net cash flows	8,000	198	8,198	—	1,799	1,799
10% annual discount	(1,948)	(75)	(2,023)	—	(609)	(609)

Standardized measure of discounted future net cash flows	6,052	123	6,175	—	1,190	1,190

At December 31, 2011
Future cash flows	21,723	820	22,543	1,035	9,776	10,811
Future production costs	(10,343)	(572)	(10,915)	(432)	(5,179)	(5,611)
Future development and abandonment costs	(3,169)	(76)	(3,245)	(138)	(255)	(393)
Future income tax	(2,030)	(63)	(2,093)	(124)	(1,466)	(1,590)

Undiscounted future net cash flows	6,181	109	6,290	341	2,876	3,217
10% annual discount	(1,472)	(12)	(1,484)	(91)	(960)	(1,051)

Standardized measure of discounted future net cash flows	4,709	97	4,806	250	1,916	2,166

At December 31, 2010
Future cash flows	21,080	823	21,903	835	7,928	8,763
Future production costs	(9,472)	(433)	(9,905)	(317)	(4,265)	(4,582)
Future development and abandonment costs	(3,154)	(117)	(3,271)	(114)	(283)	(397)
Future income tax	(2,159)	(85)	(2,244)	(112)	(1,324)	(1,436)

Undiscounted future net cash flows	6,295	188	6,483	292	2,056	2,348
10% annual discount	(1,722)	(60)	(1,782)	(75)	(764)	(839)

Standardized measure of discounted future net cash flows	4,573	128	4,701	217	1,292	1,509

Changes in the standardized measure of discounted future net cash flows

The following table discloses the changes in the standardized measure of discounted future net cash flows for the years ended December 31, 2012, 2011 and 2010:

	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(Stated in millions of Argentine pesos)
Standardized measure at December 31, 2011	4,709	97	4,806	250	1,916	2,166

Changes related to oil & gas activities:
Hydrocarbons sales net of production costs	(3,061)	(86)	(3,147)	(71)	(381)	(452)
Net change in sales prices, net of future production costs	897	116	1,013	56	(1,185)	(1,129)
Changes in future development costs	(1,947)	(15)	(1,962)	(45)	(384)	(429)
Extensions, discoveries and improved recovery, net of future production and associated costs	855	—	855	29	187	216
Development costs incurred	1,576	26	1,602	30	95	125
Revisions of quantity estimates	17	—	17	(1)	(237)	(238)
Purchase of reserves in place	1,196	—	1,196	—	—	—
Net change in income taxes	262	(2)	260	(22)	767	745
Accretion of discount	916	16	932	17	328	345
Changes in production rates	429	(67)	362	35	(83)	(48)
Other changes	203	38	241	(278)	167	(111)

Standardized measure at December 31, 2012	6,052	123	6,175	—	1,190	1,190

	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(Stated in millions of Argentine pesos)
Standardized measure at December 31, 2010	4,573	128	4,701	217	1,292	1,509

Changes related to oil & gas activities:
Hydrocarbons sales net of production costs	(1,951)	(91)	(2,042)	(118)	(520)	(638)
Net change in sales prices, net of future production costs	254	(13)	241	16	831	847
Changes in future development costs	(852)	28	(824)	(74)	(49)	(123)
Extensions, discoveries and improved recovery, net of future production and associated costs	510	—	510	77	—	77
Development costs incurred	1,212	21	1,233	66	98	164
Revisions of quantity estimates	(135)	(22)	(157)	2	(161)	(159)
Purchase of reserves in place	—	—	—	—	—	—
Net change in income taxes	136	19	155	(2)	(26)	(28)
Accretion of discount	673	20	693	33	233	266
Changes in production rates	(7)	25	18	(6)	(30)	(36)
Other changes	296	(18)	278	39	248	287

Standardized measure at December 31, 2011	4,709	97	4,806	250	1,916	2,166

	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(Stated in millions of Argentine pesos)
Standardized measure at December 31, 2009	4,087	398	4,485	206	1,196	1,402

Changes related to oil & gas activities:
Hydrocarbons sales net of production costs	(1,693)	(78)	(1,771)	(96)	(317)	(413)
Net change in sales prices, net of future production costs	480	(57)	423	10	242	252
Changes in future development costs	(452)	(8)	(460)	(47)	43	(4)
Extensions, discoveries and improved recovery, net of future production and associated costs	590	—	590	53	—	53
Development costs incurred	858	37	895	51	148	199
Revisions of quantity estimates	(159)	(9)	(168)	(10)	(232)	(242)
Sale of reserves in place	—	(229)	(229)	—	—	—
Net change in income taxes	140	(26)	114	(1)	(74)	(75)
Accretion of discount	607	63	670	30	204	234
Changes in production rates	172	31	203	1	19	20
Other changes	(57)	6	(51)	20	63	83

Standardized measure at December 31, 2010	4,573	128	4,701	217	1,292	1,509