Form 20-F
period 2013-12-31
Petrobras Argentina S.A.
filed 2014-04-25
CIK 1449877

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2013

Commission file number 333-155319

PETROBRAS ARGENTINA S.A.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

REPUBLIC OF ARGENTINA

(Jurisdiction of incorporation of organization)

Maipú 1, 22 S.S. Floor

(C1084ABA) Ciudad Autónoma de Buenos Aires

República Argentina

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2013 was:

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Petrobras Argentina S.A.            Large accelerated filer  ☐             Accelerated filer  ☒            †Non-accelerated filer  ☐

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

All references in this Annual Report to:

“Petrobras Argentina,” “Petrobras Energía,” “PESA,” “the Company,” “we,” “us,” “our,” and similar terms, refer to Petrobras Argentina S.A. and its subsidiaries, but exclude associates and joint ventures. Prior to July 2003, PESA’s corporate name was Pecom Energía S.A. On March 27, 2009, the shareholders of PESA approved the change of the company’s corporate name from Petrobras Energía S.A. to Petrobras Argentina, S.A. See “Item 4. Information on the Company—History and Development.”

“Petrobras Energía Participaciones” and “PEPSA” refer to Petrobras Energía Participaciones S.A. Prior to July 2003, the corporate name of PEPSA was Pérez Companc S.A.

“Petrobras” refers to Petróleo Brasileiro S.A – PETROBRAS.

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

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

SELECTED FINANCIAL DATA

The financial information set forth below may not contain all of the financial information that you should consider when making an investment decision. This information should be read in conjunction with, and is qualified in its entirety by reference to, the “Risk Factors” included in this Annual Report. See “Item 3. Key Information—Risk Factors.” You should also carefully read our audited consolidated financial statements and “Item 5. Operating and Financial Review and Prospects” included in this Annual Report for additional financial information about us.

Our audited consolidated financial statements included in this Annual Report (“Audited Consolidated Financial Statements”) are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”).

Presentation of Financial Information in accordance with IFRS

Since January 1, 2012, in compliance with adopted accounting standards applicable to public companies in Argentina and regulations introduced by the Comisión Nacional de Valores (the Argentine Securities Commission, or “CNV”), PESA has been required to prepare its statutory financial statements in accordance with IFRS as issued by the IASB.

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

Consideration of the effects of inflation

According to inflation data published by the Instituto Nacional de Estadística y Censos (the Argentine national statistics and census institute, or the “INDEC”), for the years from 2009 to 2013, the Argentine consumer price index increased 7.7%, 10.9%, 9.5%, 10.8% and 10.9%, respectively; and the wholesale price index increased 10.3%, 14.6%, 12.7%, 13.1% and 14.7%, respectively. However the INDEC has since 2007 experienced a process of institutional and methodological reforms that have given rise to controversy with respect to the reliability of the information that it produces. Reports published by the International Monetary Fund (the “IMF”) state that their staff also uses alternative measures of inflation for Argentine macroeconomic surveillance, including data produced by private sources, which have shown inflation rates considerably higher than those published by the INDEC since 2007. The IMF has also issued a declaration of censure against Argentina in connection with its breach of its related obligations to the IMF under the Articles of Agreement for failing to make sufficient progress in adopting remedial measures to address the quality of official data, including inflation and GDP data. On February 13, 2014, the INDEC released a new inflation index that measures prices on goods across the country and replaces the previous index that only calculated inflation in the urban sprawl of the City of Buenos Aires. Under the new methodology, the January, February and March 2014 consumer price index rose 3.7%, 3.4% and 2.6%, respectively. The IMF has reacted cautiously to the new index, declaring that it will review Argentina’s reports on progress in revising its inflation and gross domestic product statistics later in 2014. See “Item 3. Key Information—Risk Factors—Factors Relating to Argentina—Economic and political instability in Argentina has affected and may continue to adversely affect our financial condition and results of operations.”

In accordance with IFRS, the financial information set forth in this Annual Report has not been adjusted to reflect inflation since the date of IFRS transition, January 1, 2009. Inflation could therefore affect the comparability among the different periods presented herein.

The following tables set forth selected consolidated financial data of the Company presented in Argentine pesos and prepared in accordance with IFRS as issued by the IASB, as of and for each of the years ended December 31, 2013, 2012, 2011, 2010 and 2009, derived from our audited consolidated financial statements (except as set forth below), which were audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm in Buenos Aires, Argentina, member firm of PricewaterhouseCoopers International Limited network, (“PwC”), as of and for each of the years ended December 31, 2013 and 2012, and by KPMG as of and for each of the years ended December 31, 2011, 2010 and 2009.

The financial data relating to the fiscal years ended December 31, 2013, 2012 and 2011 set forth below have been derived from our Audited Consolidated Financial Statements included in this Annual Report. Our audited consolidated financial statements as of and for the years ended December 31, 2012 and December 31, 2011 have been modified to reflect changes of new standards and interpretations issued by the IASB effective as of December 31, 2013 that have been adopted by the Company. See Note 2.2.1 to our Audited Consolidated Financial Statements. Selected financial data for the fiscal years ended December 31, 2010 and 2009 set forth below do not reflect changes in IFRS effective as of December 31, 2013 as the effects are not material.

Petrobras Argentina S.A.—Consolidated Statement of Income and Comprehensive Income Data

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(in millions of pesos, except for per share amounts and number of shares or as otherwise indicated)
IFRS Summary Financial Data:
Sales	15,340	12,765	11,104	10,310	7,899
Cost of sales	(11,260)	(9,619)	(8,462)	(7,474)	(5,555)

Gross profit	4,080	3,146	2,642	2,836	2,344
Administrative and selling expenses	(1,797)	(1,430)	(1,222)	(1,329)	(1,308)
Exploration expenses	(82)	(212)	(391)	(190)	(333)
Other operating expenses, net	(571)	(121)	(831)	(454)	(382)
Share of profit of equity accounted investees	(279)	(148)	(36)	(97)	(95)

Operating income	1,351	1,235	162	766	226
Financial income	700	442	289	291	441
Financial costs	(647)	(512)	(465)	(547)	(828)

Income (loss) before income tax	1,404	1,165	(14)	510	(161)
Income tax	(552)	(492)	(15)	(154)	169

Income (loss) from continuing operations	852	673	(29)	356	8
Income from discontinued operations	—	—	706	275	868

Net income	852	673	677	631	876

Actuarial profits and losses	10	(7)	15	—	—
Foreign currency translation	278	45	(133)	29	34
Other comprehensive income related to our equity accounted investees	—	7	12	6	11

Total other comprehensive income	1,140	718	571	666	921

Earnings (losses) per share basic/diluted (in pesos):
From continuing operations	0.386	0.306	(0.012)	0.173	0.003
From discontinued operations	—	—	0.350	0.136	0.430

Total	0.386	0.306	0.337	0.309	0.433

Net income attributable to:
Shareholders of the Company	779	618	681	625	875
Non-controlling interest	73	55	(4)	6	1

Total	852	673	677	631	876

Total comprehensive income for the year:
From continuing operations	1,140	718	(1)	362	19
From discontinued operations	—	—	572	304	902

Total	1,140	718	571	666	921

Total comprehensive income attributable to:
Shareholders of the Company	896	624	575	660	920
Non-controlling interest	244	94	(4)	6	1

Total	1,140	718	571	666	921

Petrobras Argentina S.A.—Consolidated Statement of Financial Position Data

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(in millions of pesos, except for per share amounts and number of shares or as otherwise indicated)
IFRS Summary Financial Data:
Statements of Financial Position
Assets
Current assets
Cash and cash equivalents	1,193	1,260	1,192	2,113	933
Other investments	23	20	21	42	13
Trade receivables	2,519	2,168	1,871	1,468	1,409
Other receivables	1,551	1,553	1,070	1,761	2,441
Inventories	1,310	1,023	970	1,052	974
Assets classified as held for sale	—	—	—	142	222

Total current assets	6,596	6,024	5,124	6,578	5,992
Non-current assets
Trade receivables	73	86	211	223	167
Other receivables	245	238	896	283	628
Inventories	58	45	39	35	35
Other investments	301	279	348	271	275
Investments in associates	3,568	3,006	2,943	2,969	3,321
Investments in companies under joint control	497	689	724	691	727
Property, plant and equipment	9,524	8,480	7,056	7,295	7,603

Total non-current assets	14,266	12,823	12,217	11,767	12,756

Total assets	20,862	18,847	17,341	18,345	18,748

Liabilities
Current liabilities
Accounts payable	2,553	1,863	1,572	1,568	1,323
Short-term loans	208	1,108	40	584	1,862
Payroll and social security taxes	304	258	194	184	183
Taxes payable	578	470	310	442	312
Provisions	385	643	516	505	309

Total current liabilities	4,028	4,342	2,632	3,283	3,989
Non-current liabilities
Accounts payable	7	172	184	166	154
Long-term loans	2,024	1,558	2,182	3,403	3,687
Employment benefit obligations	336	269	195	157	142
Deferred income tax liabilities	548	354	247	398	664
Provisions	2,224	1,581	1,553	985	571

Total non-current liabilities	5,139	3,934	4,361	5,109	5,218

Total liabilities	9,167	8,276	6,993	8,392	9,207

Equity
Capital Stock	2,019	2,019	1,010	1,010	1,010
Other items in Capital	2,186	2,186	2,186	2,186	2,165
Reserves income	6,508	5,953	448	448	559
Other	(693)	(693)	—	—	—
Unappropriated retained earnings	752	528	6,635	6,150	5,689
Other comprehensive income	189	72	66	152	117

Total equity attributable to:
Shareholders of the Company	10,961	10,065	10,345	9,946	9,540
Non-controlling interest	734	506	3	7	1

Total equity	11,695	10,571	10,348	9,953	9,541

Number of shares outstanding (in millions)
Class B	2,019	2,019	1,010	1,010	1,010

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

The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in Argentine pesos per U.S. dollar and not adjusted for inflation. In January 2014, the peso lost approximately 24% of its value with respect to the U.S. Dollar. There can be no assurance that the Argentine peso will not depreciate or appreciate again in the future. The Federal Reserve Bank of New York does not report a buying rate for pesos.

	Argentine peso per U.S. dollar
	High	Low	Average (1)	Period-end
Year ended December 31,

2013	6.49	4.92	5.47	6.49
2012	4.91	4.30	4.55	4.91
2011	4.30	3.97	4.13	4.30
2010	3.99	3.79	3.91	3.98
2009	3.85	3.45	3.73	3.80

Month:

April 2014 (2)	8.00	8.00	8.00	8.00
March 2014	8.01	7.86	7.93	8.00
February 2014	8.01	7.76	7.85	7.88
January 2014	8.02	6.52	7.05	8.02

(1)	The figures provided represent the average of the exchange rates at the close of trading on each business day during the relevant period.
(2)	Through April 15, 2014.

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

Since October 2011, the Argentine government has expanded the restrictions on access to the foreign exchange market and transfers of foreign currency abroad. Through a combination of foreign exchange and tax regulations, the Argentine authorities have significantly curtailed access to foreign exchange by individuals and private sector entities. Current foreign exchange regulations include, among others, the obligation to obtain prior approval by the Central Bank of certain foreign exchange transactions such as payments relating to royalties, services or fees payable to related parties of Argentine companies outside Argentina (pursuant to section 3.4 of Central Bank Communication “A” 5377, issued December 14, 2012), the suspension as from July 2012 of section 4.2 of Central Bank Communication “A” 5236, issued October 27, 2011, which previously permitted purchases of foreign exchange in an amount of up to U.S.$2 million per month to create or increase portfolio investments outside of Argentina, and limits to net position in foreign exchange holdings of financial institutions (pursuant to Central Bank Communication “A” 5536, issued on February 4, 2014). See “—Risk Factors—Factors Relating to Argentina—Economic and political instability in Argentina has affected and may continue to adversely affect our financial condition and results of operations.”

RISK FACTORS

Factors Relating to Argentina

Economic and political instability in Argentina has affected and may continue to adversely affect our financial condition and results of operations.

We are exposed to economic and political conditions in Argentina, considering that as of December 31, 2013, approximately 77% of our total assets, 99% of our sales, 90% of our combined crude oil and gas production and 86% of our proved oil and gas reserves were located in Argentina.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. As a consequence, our business and operations have been, and could in the future be, affected from time to time to varying degrees by economic and political developments and other material events affecting the Argentine economy, such as: inflation; price controls; fluctuations in foreign currency exchange rates and interest rates; currency devaluation; governmental policies regarding spending and investment, and other initiatives increasing government involvement with economic activity; civil unrest; and local insecurity concerns.

During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis. Among other consequences, the crisis resulted in Argentina defaulting on its foreign debt obligations, introducing emergency measures and numerous changes in economic policies that affected utilities and many other sectors of the economy, and suffering a significant real devaluation of the peso, which in turn caused numerous Argentine private sector debtors with foreign currency exposure to default on their outstanding debt. Following that crisis, Argentina has substantially increased its real Gross Domestic Product (“GDP”). During 2008 and 2009, however, the Argentine economy suffered a slowdown attributed to local and external factors, including an extended drought affecting agricultural activities, and the effects of the global economic crisis. Real GDP growth recovered in 2010 and 2011, with GDP increasing 8.9% in 2011, according to data published by the INDEC, which is the only institution in Argentina with the statutory power to produce official nationwide statistics. In 2012, however, GDP growth slowed to 1.9% according to data published by the INDEC, before recovering to approximately 3% in 2013.

Argentina has confronted inflationary pressures since 2007, evidenced by significantly higher fuel, energy and food prices, among other indicators. According to inflation data published by the INDEC, from 2009 to 2013, the Argentine consumer price index increased 7.7%, 10.9%, 9.5%, 10.8% and 10.9%, respectively; and the wholesale price index increased 10.3%, 14.6%, 12.7%, 13.1% and 14.7%, respectively. However, the INDEC has since 2007 experienced a process of institutional and methodological reforms that have given rise to controversy with respect to the reliability of the information that it produces. Reports published by the IMF state that their staff uses alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which have shown inflation rates considerably higher than those published by the INDEC since 2007. The IMF has also issued a declaration of censure against Argentina in connection with its breach of its related obligations to the IMF under the Articles of Agreement for failing to make sufficient progress in adopting remedial measures to address the quality of official data, including inflation and GDP data.

On February 13, 2014, the INDEC released a new inflation index that measures prices on goods across the country and replaces the previous index that only measured inflation in the urban sprawl of the City of Buenos Aires. Under the new methodology, the January, February and March 2014 consumer price index rose 3.7%, 3.4% and 2.6%, respectively. The IMF has reacted cautiously to the new index, declaring that it will review Argentina’s reports on progress in revising its inflation and gross domestic product statistics later in 2014.

While controversy remains as to the reliability of the official data, since 2007 inflation in Argentina has contributed to a material increase in our costs of operation, in particular labor costs, and negatively impacted our results of operations and financial condition.

There can be no assurance that inflation rates will not escalate in the future, or of what effects the measures adopted or that may be adopted in the future by the Argentine government to control inflation may have. See “—Government intervention in the Argentine economy could adversely affect our results of operations or financial condition.”

We cannot provide any assurance that inflation, and/or other future economic, social and political developments in Argentina, over which we have no control, will not adversely affect our financial condition or results of operations, including our ability to pay our debts at maturity or dividends.

Fluctuations in the value of the peso could adversely affect the Argentine economy, our results of operations or financial condition.

Fluctuations in the value of the peso may also adversely affect the Argentine economy, our financial condition and results of operations. Since January 2002, the peso has fluctuated significantly in value. If the peso devalues significantly, all of the negative effects on the Argentine economy related to such devaluation could also have adverse consequences for our business. A substantial increase in the value of the peso against the U.S. dollar also presents risks for the Argentine economy since it may lead to a deterioration of the country’s current account balance and the balance of payments. In January 2014, the peso lost approximately 24% of its value with respect to the U.S. Dollar. We are unable to predict the future value of the peso against the U.S. dollar and how any fluctuations may affect the demand for our products and services or the costs that we incur in conducting our operations. See “Item 3. Key Information—Exchange Rates.” In addition, the Argentine government has also adopted numerous measures to control directly or indirectly foreign trade and foreign exchange markets. Since 2011, the Argentine government has adopted increasingly stringent exchange controls such as requiring an authorization of tax authorities to access the foreign currency exchange market. Exchange control regulations may prevent or limit us from offsetting the risk derived from our exposure to the U.S. dollar and, if so, we cannot predict the impact of these changes on our financial condition and results of operations.

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

In 2008, the Argentine government absorbed and replaced the former private pension system for a public “pay as you go” pension system As a result, all resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund (Fondo de Garantía de Sustentabilidad, or the “FGS”) to be administered by the National Social Security Administration (Administración Nacional de la Seguridad Social, or the “ANSES”). The dissolution of the private pension funds and the transfer of their financial assets to the FGS have had important repercussions on the financing of private sector companies. Debt and equity instruments which previously could be placed with pension fund administrators are now entirely subject to the discretion of the ANSES. Since acquiring equity interests in privately owned companies through the process of replacing the pension system, the ANSES has been entitled to designate government representatives to the boards of directors of those entities. Pursuant to Decree No. 1,278/12, issued by the Executive Branch on July 25, 2012, the ANSES representatives must report directly to the Ministry of Economy and are subject to a mandatory information-sharing regime, under which, among other obligations, they must immediately inform the Ministry of Economy of the agenda for each board of directors meeting and provide related documentation.

In April 2012, the Argentine government decreed the removal of directors and senior officers of YPF S.A. (“YPF”), the country’s largest oil and gas company, which was controlled by the Spanish group Repsol, and submitted a bill to the Argentine Congress to expropriate shares held by Repsol representing 51% of the shares of YPF. The Argentine Congress approved the bill in May 2012 through the passage of Law No. 26,741, which declared hydrocarbons self-sufficiency, production, industrialization, transportation and marketing to be activities of public interest and fundamental policies of Argentina, and empowered the Argentine government to adopt any measures necessary to achieve the objectives set forth in that law. In February 2014, the Argentine government and Repsol announced that they had reach agreement on the terms of the compensation payable to Repsol for the expropriation of the YPF shares. Such compensation totals US$ 5 billion, payable by delivery Argentine sovereign bonds with various maturities. See “—Factors Relating to Our Business—The Argentine government and provincial governments have intervened in the oil and gas industry in the past, and are likely to continue to intervene.”

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

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth. For example, recent economic slowdowns, especially in Argentina’s major trading partners, led to declines in Argentine exports in 2012. Declining demand for Argentine exports, or a decline in the international market prices for those products, could have a material adverse effect on Argentina’s economic growth.

In addition, financial and securities markets in Argentina are influenced by economic and market conditions in other markets worldwide. For example, the recent challenges faced in 2011 and 2012 by the European Union to stabilize certain of its member economies had international implications affecting the stability of global financial markets, which hindered economies worldwide and negatively affected the Argentine economy, and in turn, our business and results of operations.

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

Following the default on its external debt in 2001, the Argentine government sought to restructure its outstanding debt by offering holders of the defaulted bonds two opportunities to exchange them for newly issued debt securities, in 2005 and again in 2010. Holders of approximately 93% of Argentina’s defaulted debt participated in the exchanges. Nonetheless, a number of bondholders who held out from the exchange offers have initiated legal actions against the Argentine government. Since late 2012, rulings favorable to those bondholders in pending cases have deepened doubts about Argentina’s ability to service its debt under the terms of foreign judgments, and have exacerbated investors’ uncertainties as well as increased sovereign risk. In 2013, Argentine Congress approved a law that enables the government to take the necessary measures to complete the debt restructuring process, on terms that cannot overpass those of the previous debt exchanges. A final, unappealable judgment against Argentina in these pending cases could lead to a default on its public debt and further reduce the sources of funding and investment capital that are available to Argentina, which could limit the Argentine government’s ability to adopt measures to promote economic growth. On August 23, 2013 the United States Second Circuit Court of Appeals ruled in favor of the bondholders. On November 18, 2013, the Second Circuit Court of Appeals denied Argentina’s petition for rehearing. On February 18, 2014, Argentina filed a petition asking the U.S. Supreme Court to review the decision of the Second Circuit Court of Appeals denying Argentina’s petition for a rehearing.

In addition, the foreign shareholders of several Argentine companies, including public utilities and certain bondholders that did not participate in the exchange offers described above, have filed claims in excess of U.S.$15 billion with the International Centre for Settlement of Investment Disputes (the “ICSID”), alleging that the emergency measures adopted by the Argentine government in 2002 do not meet the just and equal treatment requirements of several bilateral investment treaties to which Argentina is a party. While certain plaintiffs have prevailed against Argentina in their ICSID proceedings, including most recently British Gas whose US$ 185 million award was upheld by the United States Supreme Court, Argentina has not yet honored such awards. However, in October 2013, Argentina announced its willingness to put an end to certain of such claims by offering Argentine sovereign bonds in exchange for a waiver from such plaintiffs of any rights to further litigation.

The developments described above, the global economic crisis that started in the fourth quarter of 2008, and the resulting international stock market crash and the insolvency of major financial institutions toward the end of 2008, have generally limited the ability of Argentine companies to access international financial markets as they had in the past or made such access significantly more costly for Argentine issuers. Between June 2009 and 2011, a greater number of Argentine companies gained access to the international capital markets, albeit at conditions more onerous than competitors based in other countries in the region. Since 2012, with few exceptions, Argentine companies have had little access to such markets. See “—Government intervention in the Argentine economy could adversely affect our results of operations or financial condition.”

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

Recently approved Argentine judicial reform, as well as challenges thereto, have generated uncertainty with respect to future administrative and judicial proceedings involving the Argentine government.

Law No. 26,854, which regulates injunctions in cases in which the Argentine government is a party or has intervened, was promulgated on April 30, 2013 as part of a judicial reform bill approved by the Argentine Congress. Among the principal changes proposed in the judicial reform bill are a time limitation on injunctions imposed in proceedings brought against the Argentine government and the creation of three new chambers of Casación (which hear appeals) prior to the intervention of the Supreme Court of Justice. In addition, Law No. 26,855, which became effective on May 27, 2013, modified the structure and functions of the Argentine Consejo de la Magistratura (judicial council), which is in charge of appointing judges, of presenting charges against them, and of suspending or deposing them. However, several legal challenges have been brought against these laws, leading to rulings which for the time being have prevented them from entering into full effect.

Although it is not possible to predict the degree to which the reforms, if and when the same become effective, might affect future administrative and/or judicial proceedings, potential future claims by us against the Argentine government could be affected by these new laws.

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

Our oil and gas proved reserves are estimated using geological and engineering data to determine with reasonable certainty whether the crude oil or natural gas in known reservoirs is recoverable under existing economic and operating conditions. The accuracy of proved reserve estimates depends on a number of factors, assumptions and variables, some of which are beyond our control. Factors susceptible to our control include drilling, testing and production after the date of the estimates, which may require substantial revisions to reserves estimates; the quality of available geological, technical and economic data used by us and our interpretation thereof; the production performance of our reservoirs and our recovery rates, both of which depend in significant part on available technologies as well as our ability to implement such technologies and the relevant know-how; the selection of third parties with which we enter into business; and the accuracy of our estimates of initial hydrocarbons in place, which may prove to be incorrect or require substantial revisions. Factors mainly beyond our control include changes in prevailing oil and natural gas prices, which could have an effect on the quantities of our proved reserves (since the estimates of reserves are calculated under existing economic conditions when such estimates are made); changes in the prevailing tax rules, other government regulations and contractual conditions after the date estimates are made (which could make reserves no longer economically viable to exploit); and certain actions of third parties, including the operators of fields in which we have an interest. See “Item 4. Information on the Company—Oil and Gas Exploration and Production—Reserves.”

As a result of the foregoing, measures of reserves are subject to revision. Any downward revision in our estimated quantities of proved reserves could adversely impact our financial results by leading to increased depreciation, depletion and amortization charges and/or impairment charges, which would reduce earnings and shareholders’ equity.

Oil and gas activities are subject to significant economic, environmental and operational risks.

Oil and gas exploration and production activities are subject to particular economic and industry-specific operational risks, some of which are beyond our control, such as production, equipment and transportation risks, as well as natural hazards and other uncertainties, including those relating to the physical characteristics of onshore and offshore oil or natural gas fields. Our operations may be curtailed, delayed or cancelled due to bad weather conditions, mechanical difficulties, shortages or delays in the delivery of equipment, compliance with governmental requirements, fire, explosions, blow-outs, pipe failure, abnormally pressured formations, and environmental hazards, such as oil spills, gas leaks, ruptures or discharges of toxic gases. If these risks materialize, we may suffer substantial operational losses and disruptions to our operations. Drilling may be unprofitable, not only with respect to dry wells, but also with respect to wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs are taken into account.

We may not be able to replace our oil and gas reserves and this may have an adverse impact on our future results of operations and financial condition.

In recent years, we have experienced a decline in reserves and production (see “Item 4. Information on the Company—Business Overview—Reserves—Internal Control over Proved Reserves”). The possibility of replacing our crude oil and gas reserves in the future is dependent on our ability to access new reserves, both through successful exploration and reserve acquisitions. We consider exploration, which carries inherent risks and uncertainties, to be our main vehicle for future growth and reserves replacement.

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

The Argentine government and provincial governments have intervened in the oil and gas industry in the past, and are likely to continue to intervene.

The Argentine government has historically exercised significant influence over the economy, including the energy sector, and companies such as us which operate in that sector have done so in a heavily regulated environment, aimed primarily at ensuring the satisfaction of domestic demand.

To address the Argentine crisis of 2001 and 2002, the Argentine Congress enacted the Public Emergency Law and other emergency regulations, some of which remain in effect to date. Some of these regulations introduced a number of material changes to the regulatory framework applicable to the oil and gas industry in Argentina, and to other industries in which the Company’s associates are active, such as the electricity industry.

As of the date of this Annual Report, the Public Emergency Law is still in effect. In addition, the Argentine government continues to introduce material changes to the regulatory regime applicable to the oil and gas industry, such as modifications to the Petróleo Plus (“Oil Plus”) program, the revocation of the Refinación Plus (“Refining Plus”) program, and the obligation to repatriate and sell in the local market 100% of the foreign currency revenues obtained from oil and gas exports.

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

Also, Law No. 26.741 defines the hydrocarbon activities (including the exploitation, industrialization, transportation and commercialization thereof) in the territory of Argentina as a “national public interest”. On July 27, 2012, Decree No. 1,277/12 regulated various aspects of Law No. 26,741, specifically it (a) abrogated the sections of Decrees No. 1,055/89, 1,212/89 and 1,589/89 (the “Deregulation Decrees”) that established the right to freely market the hydrocarbon production in the domestic and external market, and the exemption from export withholdings, (b) created a Commission of Planning and Strategic Coordination of the National Hydrocarbon Investments Plan (the “Commission”), in charge of executing a “National Hydrocarbon Investments Plan”, (c) established the obligation for hydrocarbon companies to submit their technical, production and economic data to the Commission, as well as their investment plans, and (d) granted broad powers to the Commission with the aim of monitoring the investment plans and ensuring reasonable commercial prices in the domestic market. See “Item 4. Information on the Company—Regulation of our Business”. Similarly, in 2012 the governors of ten hydrocarbon-producing Argentine provinces signed the Acuerdo Federal de Hidrocarburos (Federal Hydrocarbons Accord), including among its principal objectives establishing self-sufficiency in oil and gas supplies as a state policy.

We cannot assure you that these or other measures that may be adopted by the Argentine government or provincial governments with respect to the oil and gas industry will not have a material adverse effect on our business, financial condition or results of operations.

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

In April 2004, to facilitate the recovery of natural gas prices, the Secretariat of Energy (“SE”) entered into an agreement with natural gas producers, requiring them to sell a specified amount of gas in the local regulated market. During 2006, the SE required producers to redirect gas earmarked for export to supply local thermal power plants and gas distribution companies. In January 2007, the SE confirmed that the ability to export hydrocarbons would be subject to the satisfaction of domestic demand and that export would have to be authorized on a case-by-case basis by the SE. These measures prevented us from benefiting from higher margins in the international markets. In 2007, upon the expiration of the aforementioned agreement, the Argentine government and producers signed a new agreement effective until 2011 aimed at securing the domestic supply of gas. On January 5, 2012, the SE decided to extend the temporary allocation rules and other criteria established by Resolution No. 599/2007 to set obligations for the timely supply of natural gas, as established under the agreement with natural gas producers in effect from 2007 through 2011.

Under these agreements, temporary limits on certain natural gas exports have been imposed to avoid a crisis in the local supply of natural gas, depriving us of higher margins in the international markets.

Pursuant to SE Resolution No. 1,679/04, since December 2004, producers must obtain the approval of the Argentine government prior to exporting crude oil or diesel. To obtain this approval, exporters must demonstrate that they have either satisfied local demand requirements or have granted the domestic market the opportunity to acquire oil or diesel under terms similar to current domestic market prices and, in the case of diesel, they must also demonstrate, if applicable, that commercial terms offered to the domestic market are at least equal to those offered to their own gas station network. Furthermore, in December 2006, pursuant to SE Resolution No. 1,338/06, the SE extended these regulations to the export of gasoline, fuel oil and fuel oil mixtures, aero kerosene, jet fuel, lubricants, asphalts, coke and by-products for use in the petrochemical industry. In January 2008, the Argentine government temporarily prohibited the exports of gasoline and diesel until the domestic market was fully supplied at the prices in force on October 31, 2007.

These restrictions may significantly and adversely affect the profitability of our operations, preventing us from capturing the upside of export prices, and negatively impacting the total volume of refined products sold in the domestic market, due to our need to manage crude oil volumes processed in accordance with our storage capacity.

We cannot assure you that the Argentine government will not increase export restrictions on hydrocarbons and related oil products, adversely affecting our financial condition and results of operations.

Export taxes and import regulations on our products have negatively affected, and may continue to negatively affect, the profitability of our operations.

On March 1, 2002, the Argentine government imposed a withholding tax on exports of hydrocarbons, initially lasting five years. The export tax was extended in 2006 by Law No. 26.217 and in 2011 by Law No. 26.732 and is in effect through 2015. This tax framework has prevented us from benefiting from significant increases in international prices for oil, oil related products and natural gas, hindered us from offsetting sustained increases in costs endemic to the energy industry, and materially affected our competitiveness and results of operations. Effective November 2007, the Ministry of Economy adopted a more onerous method for calculating withholding taxes on exports of crude oil and certain oil by-products. On January 3, 2013, withholding taxes on exports of crude oil were reduced, enabling a reduction of the gap between local and exports net prices. See “Item 5. Operating and Financial Review and Prospects—Factors affecting our consolidated results of operations—Regulations of the Energy Industry in Argentina—Withholding Taxes on Exports.”

In addition, in 2012, the Argentine government adopted an import procedure pursuant to which local authorities must pre-approve any import of products and services to Argentina as a precondition to allow importers access to the foreign exchange market for the payment of such imported products and services.

We cannot assure you that the Argentine government will reduce current export tax rates and import regulations or will not increase them further. We cannot predict the impact that any changes may have on our results of operations and financial condition.

Limitations on local pricing in Argentina may adversely affect our results of operations.

In recent years, due to regulatory, economic and government policy factors, our domestic crude oil, gasoline, diesel and other fuel prices have frequently lagged substantially behind prevailing international and regional market prices for such products, and our ability to increase prices has been limited. Likewise, the prices at which we sell natural gas in Argentina (particularly to the residential sector) are subject to government regulations and currently are substantially below regional market prices for natural gas. Most recently, on April 10, 2013, Secretary of Domestic Trade Resolution No. 35/13 was published in the Official Gazette, setting maximum sales prices for liquid fuels for a period of six months, later extended for 45 additional days (Secretary of Domestic Trade Res. No. 108/13). Resolution No. 108/13 has not been extended. In February 2014, the Argentine government agreed with some of the main oil companies and refineries a 6% maximum increase in their liquid fuels prices, subject to monthly review, and promoted individual agreements between producers and refiners in order to apply gradual discounts in crude oil purchases. For additional information on domestic pricing for our products, see “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Consolidated Results of Operations—Regulation of the Energy Industry in Argentina” and “Item 4. Information on the Company—Regulation of our Business—Argentine Regulatory Framework.”

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

The Argentine government and our associated utility company are in the process of renegotiating utility contracts, and the recoverability of our investments in such associate depends on the successful completion of these negotiations.

The macroeconomic situation of the country after the enactment of the Public Emergency Law impacted the economic and financial condition of utility companies in Argentina. The combined effect of (i) the devaluation of the peso in 2002, (ii) the government decision to freeze rates in pesos without reflecting the impact of the devaluation and (iii) financial debts primarily denominated in foreign currency, adversely affected the financial condition, results of operations and ability to satisfy financial obligations and pay dividends of utility companies. Although some of these utility companies have been successful in restructuring their indebtedness, their return to financial stability and profitability on a long-term basis depends on a successful negotiation of tariff increases with the Argentine government. Transportadora de Gas del Sur S.A. (“TGS”) has engaged in negotiations with the Utilities Contract Renegotiation and Analysis Committee (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos, or the “UNIREN”). However, to date, these discussions have not resulted in tariff increases sufficient for our associated utility company to return to financial stability and profitability. See “Item 4. Information on the Company—Gas and Energy—Gas Transportation—TGS—Tariff Renegotiation Process,” and “Item 4—Regulation of Our Business—Argentine Regulatory Framework—Natural Gas” and “—Electricity.”

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

In 2008, unionized employees went on strike over salary increases, adversely affecting our operations. In 2008, in the Austral basin in Argentina, the pace of production slowed as a result of the labor strike held by our contractor’s employees throughout May 2008, with an adverse impact on production levels in subsequent months. During each of 2009, 2010 and, to a lesser extent, 2011 and 2012, gas production in the Austral basin was affected by labor strikes. Except for trade union conflicts at the Zárate Plant between the months of March and June 2013, there were no significant labor strikes in 2013.

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

As of the date of this Annual Report, Petrobras holds 67.2% of our capital stock and voting rights and the ANSES holds approximately 11.8% of our shares and voting rights. Petrobras will be able to determine or exercise significant influence on substantially all matters requiring approval by a majority of our shareholders, including the election of a majority of our directors. Petrobras will also direct our operations and may be able to cause or prevent a change in our control. We cannot assure you that the interests of our principal shareholders will not diverge from interests of our other investors. See “Item 7. Major Shareholders and Related Party Transactions.”

Restrictions on capital outflows imposed by Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the shares underlying the ADSs.

The government may impose temporary restrictions on capital movements in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. Additionally, commencing in October 2011, new regulations have been introduced by the Argentine government regarding the transfer of foreign currency abroad. See “Item 3. Key Information—Exchange Controls.” We cannot assure you that Argentina will not impose restrictions on capital outflows and/or foreign exchange which could impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of shares, as the case may be, from pesos into U.S. dollars and the remittance of the U.S. dollars abroad.

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

In addition, under the Argentine Companies Law, foreign companies that own shares in an Argentine corporation are required to register with the Superintendency of Legal Entities (Inspección General de Justicia, or the “IGJ”) in order to exercise certain shareholder rights, including voting rights. If you own our shares directly (rather than in the form of ADSs) and you are a non-Argentine company and you fail to register with the IGJ, your ability to exercise your rights as a holder of our shares may be limited.

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

We are an integrated energy company, engaged in oil and gas exploration and production, refining, petrochemicals, electricity generation and transmission, and hydrocarbon marketing and transportation. As of December 31, 2013, we maintained operations primarily in Argentina, and to a lesser extent in Bolivia, Ecuador, Mexico and Venezuela. Our operations are currently divided into four business segments that are in turn supported by corporate functions. The four business segments are: (1) Oil and Gas Exploration and Production, (2) Gas and Energy, (3) Refining and Distribution, and (4) Petrochemicals.

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

For a description of our most significant recent divestitures, see “Item 4. Information on the Company—Oil and Gas Exploration and Production—Production—Production Outside Argentina—Ecuador,” “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Consolidated Results of Operations—Divestment of Innova” and “—Divestment of Distrilec.”

BUSINESS OVERVIEW

Our Strategy

Our long-term strategy is to grow as a vertically integrated energy company in Argentina, while being a leader in profitability as well as social and environmental responsibility.

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

Our Principal Market

PESA is an Argentine sociedad anónima. As of December 31, 2013, approximately 77% of our total assets, 99% of our sales, 90% of our combined crude oil and gas production and 86% of our proved oil and gas reserves were located in Argentina. Fluctuations in the Argentine economy and actions adopted by the Argentine government have had and may continue to have a significant effect on Argentine private sector entities, including us. Specifically, we have been affected and may in the future be affected by inflation, interest rates, fluctuations in the value of the peso against foreign currencies, price and export controls on oil and oil by-products, business regulations, changes in tax regulations and in general by the political, social and economic environment affecting Argentina and other countries. See “Item 3. Key Information—Risk Factors—Factors Relating to Argentina.”

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

Partly due to the convertibility model, in 1998 the Argentine economy entered a recession period, hitting its lowest point in December 2001, which resulted in a massive withdrawal of deposits and capital outflow. In light of the situation, following a strong contraction of GDP, the Argentine government implemented a number of monetary, banking and exchange control measures, which proved to be insufficient and caused a sharp rise in social discontent. This triggered a political, social and economic crisis.

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

The Argentine government then implemented a number of far-reaching initiatives, which included:

•	Pesification of certain assets and liabilities denominated in foreign currency held in Argentina;

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

During that same period, the Argentine government maintained a surplus in its public accounts. In 2005, the Argentine government was able to restructure the debt in default with 76% of creditors accepting the government’s exchange offer proposal, which included reductions in principal amount, term extensions and reductions in interest rates. Early in 2006, Argentina prepaid its debt outstanding with the IMF (around U.S.$10 billion) using freely available Central Bank reserves. Between 2004 and 2008, Argentina recorded primary budget surpluses in excess of 3% of GDP at national levels. According to the Ministry of Economy, the primary surplus fell to 1.5% in 2009, 1.7% in 2010 and 0.3% in 2011, and primary budget deficits of 0.2% and around 0.8% of GDP were recorded in 2012 and 2013, respectively.

According to inflation data published by the INDEC, from 2008 to 2013, the Argentine consumer price index increased 7.2%, 7.7%, 10.9%, 9.5%, 10.8% and 10.9%, respectively; and the wholesale price index increased 8.8%, 10.3%, 14.6%, 12.7%, 13.1% and 14.7%, respectively. However the INDEC has since 2007 experienced a process of institutional and methodological reforms that have given rise to controversy with respect to the reliability of the information that it produces. Reports published by the IMF state that their staff uses alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which have shown inflation rates considerably higher than those published by the INDEC since 2007. The IMF has also issued a declaration of censure against Argentina in connection with its breach of its related obligations to the IMF under the Articles of Agreement for failing to make sufficient progress in adopting remedial measures to address the quality official data, including inflation and GDP data. See “Item 3. Key Information—Risk Factors—Factors Relating to Argentina—Economic and political instability in Argentina has affected and may continue to adversely affect our financial condition and results of operations.”

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

In 2011, the Argentine economy continued growing, with a further increase in GDP of approximately 9%. A large increase in public expenditures and extension of credit facilities, as well as a good harvest and high international prices, positively impacted internal demand. Financial intermediation, trade and investment in construction were some of the most dynamic sectors. This increase in activity levels resulted in another large increase in imports (approximately 30%), which was partially offset by a 25% increase in exports; thus, the trade balance recorded a U.S.$10.3 billion surplus for the year. Energy imports grew substantially during 2011, resulting in a negative energy trade balance of U.S.$2.9 billion. Despite the trade surplus, the foreign exchange supply was reduced due to lower inflow of funds from loans and direct foreign investment and, primarily, increasing capital outflows as a consequence of portfolio dollarization. The Argentine government continued using free available reserves to pay for its foreign debt maturities and the Central Bank’s reserves dropped by U.S.$5.8 billion, to approximately U.S.$46.3 billion. The exchange rate averaged Ps. 4.13 per U.S.$1.00 in 2011, and closed the year at Ps. 4.30 = U.S.$1.00, 8% higher compared to the previous year-end. Interest rates showed a significant increase, especially during the last quarter. Finally, Argentine country risk reached an annual average of 676 basis points, growing substantially from August 2011 onward, reaching 927 basis points as of December 31, 2011.

Presidential elections held on October 23, 2011 resulted in the reelection of President Cristina Fernández de Kirchner, with 54% of the votes cast.

In 2012, growth in the Argentine economy diminished as compared to 2011, registering a GDP increase of 1.9% according to the INDEC, as a result of domestic and global factors including the European debt crisis, the slowdown of emerging economies, and the effects of a short drought period and a subsequent flood period. Domestic demand was the main factor contributing to the positive variation in GDP. Exports fell 3% compared to the previous year, mainly due to the above mentioned global factors, while imports declined 7%, resulting in a trade surplus of over U.S.$12 billion. Despite such trade surplus, the Central Bank’s reserves closed the year at U.S.$43.1 billion, a decrease of approximately U.S.$ 3 million compared to 2011, as a consequence of the use by the Argentine government of the Central Bank’s reserves to honor sovereign foreign debt commitments.

During 2012, the Central Bank continued implementing an expansive monetary policy. The exchange rate closed at Ps. 4.91 per U.S.$1.00 by the end of the year, representing a 14% year-on-year depreciation of the peso.

The Argentine country risk premium located slightly below 1.000 basic points as of the end of the year. On March 22, 2012, the Argentine Congress enacted Law No. 26,739, which amended the charter of the Central Bank and the Convertibility Law. This new law amended the objectives of the Central Bank (established in its charter) and removed certain provisions previously in force. Pursuant to the terms of the new law, the Central Bank will focus on promoting monetary and financial stability as well as development with social equity. In addition, the concept of “freely available reserves” was eliminated, granting the Argentine government access to additional reserves to pay debt. In addition, since late 2011, the Argentine government has also adopted numerous measures to control directly or indirectly foreign trade and foreign exchange markets.

In 2013, real GDP economy registered an increase of 3% according to the INDEC, mainly as a result of the favorable performance of the agricultural sector. Industrial activity, on the other hand, slightly decreased compared to 2012, being the automotive industry one of few sectors with positive variations. The trade balance resulted in a surplus of U.S.$ 9 billion, a decrease of approximately U.S.$ 3 billion compared to 2012. Central Bank’s reserves closed 2013 at U.S.$ 30.6 billion, accounting for a cumulative decline of U.S.$ 12.5 billion from December 31, 2012. The Peso/U.S. dollar exchange rate closed at P$6.49 per U.S.$ 1.00. See “Item 3. Key Information—Risk Factors—Factors Relating to Argentina—Economic and political instability in Argentina has affected and may continue to adversely affect our financial condition and results of operations.”

Argentina’s oil and gas production showed an average decline of 2% and 5%, respectively, in 2013 compared to 2012 according to the SE. In the case of oil, exportable balances of crude oil diminished, while in the case of natural gas, domestic supply continued supplemented with natural gas imports from Bolivia and LNG (liquefied natural gas) through the regasification centers in Escobar and Bahía Blanca. Liquid fuel demand increased, with diesel demand growing slightly over 1% and demand for gasoline an increase of approximately 8%. Electricity demand recorded a 3.3% increase compared to 2012. See “Item 3. Key Information—Risk Factors—Factors Relating to Argentina—Economic and political instability in Argentina has affected and may continue to adversely affect our financial condition and results of operations.”

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

As of December 31, 2013, we participated in oil and gas exploration and production activities in Argentina and in other Latin American countries, including Venezuela (through our equity interest in mixed-ownership companies (empresas mixtas)) and Bolivia.

As of December 31, 2013, our combined crude oil and natural gas proved reserves, including our share of the reserves of our unconsolidated investees, were estimated at 205.1 million barrels of oil equivalent (“MMboe”) (compared to 215.3 MMboe as of December 31, 2012), approximately 55% of which were proved developed reserves and approximately 45% of which were proved undeveloped reserves. Crude oil accounted for approximately 40% of our combined proved reserves, while natural gas accounted for approximately 60%. As of December 31, 2013, 86% of our total combined proved reserves were located in Argentina and 14% were located abroad.

During 2013, our combined oil and gas production in Argentina averaged 87,800 barrels of oil equivalent per day, including unconsolidated investees. Our total oil and gas production for this period, including our share in the production of unconsolidated investees, averaged 97,100 barrels of oil equivalent per day (compared to 101,600 barrels of oil equivalent per day in 2012). Crude oil accounted for approximately 51,986 barrels per day, while natural gas accounted for approximately 270,5 million cubic feet per day (“MMcf/d”), or 45,082 barrels of oil equivalent per day based on a measure of conversion of 6,000 cubic feet of gas per barrel of oil equivalent. Approximately 88% of our oil production and 93% of our gas production during 2013 was derived from our operations in Argentina.

On May 31, 2012, we agreed to acquire an additional 39.671% equity interest in Petrolera Entre Lomas S.A. (“PELSA”) from our controlling company Petrobras Participaciones S.L. (“PPSL”) for U.S.$249.4 million, increasing our share in PELSA to 58.881%. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Sale of Companies.” PELSA performs oil and gas exploration and production activities in Argentina, and the remaining shares of PELSA are owned by APCO Oil and Gas International Inc. Sucursal Argentina (“APCO”). As of December 31, 2013, PELSA owned three concessions in oil and gas production areas in Argentina, of which the Entre Lomas field (in the Provinces of Neuquén and Río Negro) is the most important. PELSA holds a 73.15% interest in the Entre Lomas field, in which APCO holds 23% and we hold a 3.85% stake.

On January 31, 2014, our Board of Directors approved the sale to YPF S.A. of our entire interest in the Puesto Hernández Joint Operation (UTE) agreement, for a total price of U.S.$40.7 million. This transaction represented for us an early termination of the agreement entered into with YPF S.A. in 1991 to operate Puesto Hernández, which is an area covering 147 km2 and located in the Provinces of Neuquén and Mendoza. Prior to transferring our interest in the Joint Operation (UTE) agreement to YPF S.A., our share of Puesto Hernandez’s daily production was approximately 4,000 barrels of oil per day.

Integration with our Refining and Distribution business segment enables us to process a large part of our crude oil production in Argentina. In addition, in Argentina our Oil and Gas Exploration and Production business segment supplies gas to our Petrochemical, Refining and Energy operations.

Our Oil and Gas Exploration and Production Interests

As is common in the Oil and Gas Exploration and Production business, we generally participate in exploration and production activities in conjunction with joint operation partners. Contractual arrangements among participants in a joint operation are usually governed by an operating agreement, which provides that costs, entitlements to production and liabilities are to be shared according to each party’s percentage interest in the joint operations. One party of the joint operation is usually appointed as operator and is responsible for conducting the operations under the overall supervision and control of an operating committee that consists of representatives of each party to the joint operations. While operating agreements generally provide for liabilities to be borne by the participants according to their respective percentage interest, licenses issued by the relevant governmental authority generally provide that participants in joint operations are jointly and severally liable for their obligations to that governmental authority pursuant to the applicable license. In addition to their interest in field production, contractual operators are generally paid their indirect administrative expenses on a monthly basis by their partners in proportion to their participation in the relevant field.

As of December 31, 2013, we had interests in 38 blocks: 23 oil and gas production blocks (18 in Argentina and five outside Argentina) and 15 exploration blocks located within exploration areas or pending authorization for production (all of them located in Argentina). As of December 31, 2013, we were directly or indirectly the contractual operator of 25 of the 38 blocks in which we had an interest.

As of December 31, 2013, our total gross and net productive wells were as follows:

	Oil	Gas	Total
Gross productive wells (1)	3,157	378	3,535
Net productive wells (2)	1,663	263	1,925

(1)	Refers to number of wells completed.
(2)	Refers to fractional ownership working interest in gross productive wells.

As of December 31, 2013, our total production and exploration acreage, both gross and net, was as follows:

	Acreage
	Production (1)		Exploration (2)
	Gross	Net (3)	Gross		Net (3)
	(in thousands of acres)
Argentina	4,123	2,784	15,974	(4)	5,331	(5)
Venezuela	485	126	—		—
Bolivia	56	56	—		—

Total	4,664	2,966	15,974		5,331

(1)	Includes all areas in which we produce commercial quantities of oil and gas or areas in the development stage.
(2)	Includes all areas in which we are allowed to perform exploration activities but where commercial quantities of oil and gas are not produced, plus areas that are not in the development stage.
(3)	Represents our fractional ownership working interest in the gross acreage.
(4)	Includes 14,300 thousand exploration acres in offshore areas.
(5)	Includes 4,139 thousand exploration acres in offshore areas.

The following table sets forth the number of total wells we drilled in Argentina and outside Argentina and the results for the relevant periods. A development well, for purposes of the following table, is one that justifies the installation of permanent equipment for the production of oil or gas. A well is deemed to be a dry well if it is determined to be incapable of commercial production. “Gross wells drilled” in the table below refers to the number of wells completed during each fiscal year, regardless of the spud date, and “net wells drilled” relates to our fractional ownership working interest in wells drilled. This table includes wells drilled by our subsidiaries, joint operations and associates.

	Year ended December 31,
	2013			2012			2011
	Argentina	Venezuela	Rest of Latin America	Argentina	Venezuela	Rest of Latin America	Argentina	Venezuela	Rest of Latin America
Gross wells drilled:
Production:
Development wells:
Oil	81	6	—	86	8	—	95	12	—
Gas	10	—	—	11	—	2	14	—	—
Dry wells	1	—	—	—	1	—	—	1	—

Total	92	6	—	97	9	2	109	13	—

Exploration:
Exploratory wells:
Oil	3	—	—	—	1	—	3	—	—
Gas	2	—	—	2	—	—	—	—	—
Dry wells	—	—	—	3	—	—	2	—	—

Total	5	—	—	5	1	—	5	—	—

Net wells drilled:
Production:
Productive wells:
Oil	60	1	—	69	2	—	55	3	—
Gas	6	—	—	9	—	2	10	—	—
Dry wells	—	—	—	—	—	—	—	—	—

Total	66	1	—	78	2	2	65	3	—

Exploration:
Discovery wells:
Oil	2	—	—	—	—	—	1	—	—
Gas	1	—	—	1	—	—	—	—	—
Dry wells	—	—	—	3	—	—	1	—	—

Total	3	—	—	4	—	—	2	—	—

Veta Escondida Exploitation Concession

On April 4, 2012, we were notified of a decision of the government of the Province of Neuquén to terminate our production concession in the Veta Escondida area. We have sought judicial relief, alleging that we have complied with all requirements under the concession and that we did not commit any breach which would support the decision adopted by the government of Neuquén.

On December 19, 2013, we (as operators) and Total Austral, having an interest of 55% and 45% in the Veta Escondida exploitation concession, respectively, reached an out-of-court agreement with the Province of Neuquén and Gas y Petróleo del Neuquén (“GyP”), to settle the dispute arising from the enactment of Provincial Decree No. 563/12, which declared the expiration of the concessionaires’ rights under this exploitation concession and led us to bring a complaint against the Province of Neuquén.

The issuance of a Provincial Executive Branch Decree approving this agreement is pending.

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

As of December 31, 2013, we owned 18 concessions in oil and gas production areas in Argentina. Our production is concentrated in four basins: the Neuquén, Austral, San Jorge and Noroeste basins. In the Neuquén basin—the most important basin in Argentina in terms of oil and gas production—we own approximately 589,000 net acres. Our most important fields in the Neuquén basin are Puesto Hernández (sold on January 31, 2014), 25 de Mayo-Medanito S.E., El Mangrullo and Sierra Chata. In the Austral basin, we own approximately 1,910,000 net acres, with Santa Cruz I and Santa Cruz II being our main concessions. As of December 31, 2013, we had 3,302 productive wells in Argentina.

For the year 2013, our average daily production was 45,688 barrels of crude oil and 252.6 million cubic feet of natural gas, representing an increase of 2.1% in our production of oil and a decrease of 8.5% in our production of gas, compared to 2012.

During 2013, according to the SE, oil production in Argentina declined to an average of 559,279 barrels per day, a decrease of 2% compared to 2012. Gas production decreased 5% to 4.0 billion cubic feet per day. In 2013, our oil production and our gas production accounted for approximately 8% and 6% of total oil production and gas production in Argentina, respectively, and positioned us as the fourth producer of oil and gas in the country.

In 2013, we carried out investment plans aligned with our reserves replacement and production goals, as a means to achieve sustainable growth. Our capital expenditures included the drilling of 51 producing wells, repairing 87 producing wells, mainly in the Neuquén basin, and expanding secondary recovery projects and surface facilities in several areas in which we operate.

Production Outside Argentina

As of December 31, 2013, 14% of our combined proved reserves were located outside Argentina. In addition, as of December 31, 2013, approximately 12% of our oil production and 7% of our gas production came from outside Argentina. As of that date, we had working interests in five oil and gas production blocks outside Argentina: Oritupano Leona, La Concepción, Acema and Mata (through direct and indirect equity interests in mixed-ownership companies, including Petroritupano S.A., Petroven-Bras S.A., Petrowayú S.A. and Petrokariña S.A.) in Venezuela, and Colpa Caranda in Bolivia.

Venezuela

During 2013, oil and gas production attributable to our operations in Venezuela averaged 5,802 barrels of oil equivalent per day, representing 6.0% of our daily production and a decrease of 14.6% compared to 2012. Our four areas in Venezuela, operated by mixed-ownership companies, had an aggregate of 170 productive wells.

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

In 2011, the special tax payable under the above mentioned law was replaced with two special contributions, one for “extraordinary” prices and another for “exorbitant” prices, to be applied to the difference between the price set forth by the Venezuelan national budget and the monthly average of international prices of the basket of Venezuelan liquid hydrocarbons. In 2013, the Venezuelan government reformed the Decree No. 8,807/12, introducing modifications and updates the rates of these specials contributions. For the purposes of the law are considered exorbitant prices those whose monthly average of international prices of the basket of Venezuelan liquid hydrocarbons exceed U.S.$80 per barrel. These special contributions are recorded by mixed-ownership companies as selling expenses in their financial statements and negatively impact the earnings of such mixed-ownership companies.

Bolivia

In 2013, our net daily production in Bolivia under the economic interest method was 3,474 barrels of oil equivalent, or 3.6% of our total production. Of this amount, 16.2 MMcf/d corresponded to gas production and 781 barrels of oil per day corresponded to liquid hydrocarbons, including LPG.

As of December 31, 2013, we held a 100% interest in the Colpa Caranda Block in Bolivia. The Colpa Caranda Block covers approximately 56,000 net acres located in the Sub Andina Central basin and has 63 producing wells. These fields, which originally exported gas to Argentina, currently deliver gas primarily to the Santa Cruz-São Paulo pipeline that transports gas to Brazil.

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

In the absence of further action by the Ecuadorian government, on December 9, 2011, PESA served a notice on the Ecuadorian government informing it of the existence of a dispute under the terms of the Treaty for the Promotion and Reciprocal Protection of Investments previously entered into between Argentina and Ecuador. Under the treaty, this implies the opening of a negotiation period prior to possible arbitration to seek enforcement of the provisions of the Amendatory Agreements.

On June 21, 2013, not having reached an agreement with the Ecuadorian government, EcuadorTLC SA, Cayman International Exploration Company and Teikoku Oil Ecuador, members of the Consortium, submitted to the Ecuadorian State a letter of notification of a dispute under the terms of the Amendatory Agreements, stating their decision to submit the dispute to international arbitration under the arbitration Rules of the United Nations Commission on International Trade Law.

At December 31, 2013 we recorded Ps. 347 million to be recovered from the Ecuadorian State in accordance with the provisions of the Amendatory Agreements, excluding any interest accrued, as we believe that it is not possible to determine with certainty the interest rate to be applied.

As of the date of this Annual Report, the Company has taken all the necessary procedural steps to preserve its rights to receive from the Ecuadorian government the compensation provided for in the Amendatory Agreements.

Ship or Pay Obligations with OCP

We continue to maintain a presence in Ecuador through our associate Oleoducto de Crudos Pesados S.A. (“OCP”).

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

Upon termination of the operations in Block 18, EcuadorTLC recognized liabilities amounting to Ps 342 million as of December 31, 2010 for contract termination costs that will continue to be incurred under the Ship or Pay contract with OCP for the expected loss on the net committed transportation capacity. As of December 31, 2013, related current and non-current liabilities amounted to Ps. 92 million and Ps. 288 million, respectively. The obligations associated with the Ship or Pay contract expire in 2018.

OCP holds interpretative divergences with the Ecuadorian tax authorities. During 2013 several inconsistent court rulings were issued. As of the date this Annual Report, OCP’s management is analyzing the administrative or judicial remedies available. We estimate that the outcome of these differences with the Ecuadorian tax authorities will not have a significant adverse effect on our financial position.

Statistical Information Relating to Oil and Gas Production

The following table sets forth our oil and gas production during 2013. Production figures represent our working interest in production (and are therefore net to us). In addition, the table includes our working interest in each field, the number of producing wells and the expiration date of the concessions, in each case as of December 31, 2013. Although some of these concessions may be extended at their expiration, the expiration dates set forth below do not include any extensions.

			2013 Production			Oil and Gas Wells
Production Areas	Location	Basin	Oil (1)	Gas (2)	Oil Equivalent (3)		Interest		Expiration
Argentina:
25 de Mayo – Medanito S.E.	La Pampa and Río Negro	Neuquén	3,302	2,950	3,794	644	100.00%		2016
El Mangrullo	Neuquén	Neuquén	42	19,686	3,323	21	100.00%		2025
Jagüel de los Machos	Río Negro and La Pampa	Neuquén	2,847	4,138	3,537	216	100.00%		2015
Puesto Hernández (7)	Mendoza and Neuquén	Neuquén	1,486	—	1,486	671	38.45%		2016
Bajada del Palo	Neuquén	Neuquén	1,145	1,874	1,457	89	46.92%		2025
Santa Cruz II	Santa Cruz	Austral	364	2,102	714	59	100.00%		2017/2028
Río Neuquén	Río Negro and Neuquén	Neuquén	343	11,499	2,260	127	100.00%		2017/2027
Entre Lomas	Río Negro and Neuquén	Neuquén	2,695	3,802	3,329	497	46.92%		2016/2026
Aguada de la Arena	Neuquén	Neuquén	49	6,132	1,071	14	80.00%		2036
Santa Cruz I	Santa Cruz	Austral	1,051	24,469	5,129	102	71.00%		2017/2035
Sierra Chata	Neuquén	Neuquén	49	8,734	1,505	63	45.55%		2023
Atuel Norte	Mendoza	Neuquén	3	—	3	6	33.33	%(6)	2015
La Tapera – Puesto Quiroga	Chubut	San Jorge	51	—	51	9	35.67	%(6)	2027
El Tordillo	Chubut	San Jorge	2,124	—	2,124	663	35.67	%(6)	2027
Aguaragüe	Salta	Noroeste	81	3,240	621	34	15.00	%(6)	2023/2027
Estancia Agua Fresca	Santa Cruz	Austral	607	2,281	987	24	50.00%		2034
Gobernador Ayala	Mendoza	Neuquén	147	—	147	37	22.51	%(6)	2036
Charco del Palenque	Río Negro	Neuquén	290	1,305	508	26	46.92%		2038

Total Argentina			16,676	92,212	32,046	3,302

Outside Argentina:
Colpa Caranda (4)	Bolivia	Sub Andina	285	5,898	1,268	63	100.00%		2029
Oritupano Leona (5)	Venezuela	Oriental	1,054	—	1,054	85	22.00	%(6)	2025
Acema (5)	Venezuela	Oriental	61	—	61	16	34.49	%(6)	2025
La Concepción (5)	Venezuela	Lago Maracaibo	754	619	857	57	36.00	%(6)	2025
Mata (5)	Venezuela	Oriental	145	—	145	12	34.49	%(6)	2025

Total Outside Argentina			2,299	6,517	3,385	233

Total			18,975	98,729	35,431	3,535

(1)	In thousands of barrels.
(2)	In millions of cubic feet.
(3)	In thousands of barrels of oil equivalent. Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per barrel of oil equivalent.
(4)	Production from Colpa Caranda block was calculated using the economic interest method.
(5)	Indirect interests through mixed-ownership companies.
(6)	Areas operated by third parties.
(7)	Sold on January 31, 2014.

The following table sets forth our average daily production of oil, including other liquid hydrocarbons, for the fiscal years ended December 31, 2013, 2012 and 2011. This table includes our net share of production of subsidiaries, companies under joint control and unconsolidated investees.

	Year ended December 31,
	2013	2012	2011
	(average barrels per day)
Argentina	45,688	44,769	39,863
Venezuela	5,518	6,387	7,756
Rest of Latin America	781	885	946

Total	51,987	52,040	48,565

The following table sets forth our average daily gas production for the fiscal years ended December 31, 2013, 2012 and 2011. This table includes our net share of production of subsidiaries, companies under joint control and unconsolidated investees.

	Year ended December 31,
	2013	2012	2011
	(average thousands of cubic feet per day)
Argentina	252,636	276,191	275,786
Venezuela	1,696	2,420	3,534
Rest of Latin America	16,159	18,605	21,906

Total	270,491	297,216	301,226

The following table sets forth the average sales price per barrel of oil and per million cubic feet of gas for each geographic area for the fiscal years ended December 31, 2013, 2012 and 2011, of our subsidiaries, joint operations and associates.

	Year ended December 31,
	2013	2012	2011
Argentina:
Oil (in pesos per barrel of oil)	399.0	320.5	240.1
Gas (in pesos per thousand cubic feet)	12.6	8.8	7.3

Venezuela(1):
Oil (in pesos per barrel of oil)	610.3	408.3	369.2

Rest of Latin America(2):
Oil (in pesos per barrel of oil)	157.2	90.4	79.7
Gas (in pesos per thousand cubic feet)	44.9	37.4	30.6

(1)	Figures are translated into Argentine pesos at historic exchange rates, using an annual average exchange rate.
(2)	Figures are translated into Argentine pesos at historic exchange rates, using a monthly average exchange rate.

The following table sets forth our average operating cost, royalties and depreciation cost of oil and gas fields in each geographic area for the fiscal years ended December 31, 2013, 2012 and 2011. This table includes our net share of production of our subsidiaries, joint operations and associates.

	Year ended December 31,
	2013	2012	2011
	(in pesos per barrel of oil equivalent)
Argentina:
Operating cost	80.82	60.08	43.57
Royalties	34.27	24.85	18.45
Depreciation	58.73	45.12	31.91

Total	173.82	130.05	93.93

Venezuela(1):
Operating cost	172.85	103.74	60.16
Royalties	127.61	102.19	92.71
Depreciation	64.49	46.38	39.18

Total	364.95	252.31	192.05

Rest of Latin America(2):
Operating cost	34.62	27.44	21.57
Royalties	—	—	—
Depreciation	17.90	15.46	11.62

Total	52.52	42.91	33.19

(1)	Figures are translated into Argentine pesos at historic exchange rates, using an annual average exchange rate.
(2)	Figures are translated into Argentine pesos at historic exchange rates, using a monthly average exchange rate.

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

The following table lists our exploration areas in Argentina as of December 31, 2013, the location and basin of each area, our net working interest and the expiration date for the exploration authorization.

	Location	Basin	Interest		Expiration
Argentina:
Glencross	Santa Cruz	Austral	87.00%		2033
Estancia Chiripá	Santa Cruz	Austral	87.00%		2033
Agua Amarga	Río Negro	Neuquén	46.92%		2016
Parva Negra	Neuquén	Neuquén	85.00%		2018
Cerro Hamaca Norte	Mendoza	Neuquén	39.64	%(2)	(1)
Puesto Oliverio	Santa Cruz	Austral	50.00%		2037
El Campamento	Santa Cruz	Austral	50.00%		2037
El Cerrito Oeste	Santa Cruz	Austral	50.00%		2037
Chirete	Salta	Noroeste	100.00%		2014
Enarsa 1	Continental Shelf	Offshore Argentina	25.00	%(2)	2020
Enarsa 3	Continental Shelf	Offshore Argentina	35.00%		2020
Río Atuel	Mendoza	Neuquén	33.33	%(2)	2015
Borde del Limay	Neuquén	Neuquén	85.00%		2015
Los Vértices	Neuquén	Neuquén	85.00%		2015
Veta Escondida and Rincón de Aranda	Neuquén	Neuquén	55.00%		2027

(1)	We have filed an application for a production concession with respect to this field, which is pending approval as of the date of this Annual Report.
(2)	Areas operated by third parties.

Exploration in Argentina

As of December 31, 2013, we held interests in approximately 16,431,000 gross exploration acres in Argentina, of which approximately 1,482,000 were located in shale oil/shale gas areas.

In 2013, we drilled 5 onshore wells: three in the Neuquén Basin, two of which Mangrullo x-1015 and Rincón de Aranda x-1001 were productive. We finished drilling the third well, Sierra Chata x-97, in November and the well is still to be completed, fractured and tested. The two remaining wells drilled in 2013 are located in the Austral Basin. The Puesto Oliverio x-1003 was a discovery well, and Estancia Campos a-2 remains to be completed and fractured.

In October 2013 we announced the discovery of a new natural gas productive accumulation in the area of the El Mangrullo exploitation concession, in the Province of Neuquén. The discovery was confirmed after the drilling of the exploratory well Mangrullo x-1015, which reached a depth of 1.300 meters, and was stimulated by the hydraulic fracturing of the low permeability formation called Agrio.

In December of 2013, we announced a second discovery, a new field in the Rincón de Aranda Concession, also in the Province of Neuquén. This is our first discovery of non-conventional hydrocarbons in the Vaca Muerta Formation.

We also initiated early production as a result of the oil and gas discovery in the area of the Puesto Peter concession in the Province of Santa Cruz, and commenced delimitation.

New Area for the Exploration of Non Conventionals

On December 6, 2013, we acquired an 85% participation in a joint operation (UTE) agreement in association with GyP, who has the remaining 15%, for the exploration and potential exploitation of the area of Parva Negra Este, located in the Neuquén Basin.

The exploration permit is valid for four years plus a one-year extension with the right to request the exploitation concession for 25 years, which can also be extended for an additional 10 years. This agreement was approved by the Executive Branch of the province of Neuquén through Decree No. 575/14, published on April 4, 2014. We have the commitment to drill four onshore wells in the next two years, with an insurance amount U.S.$27 million for the first year.

We own concessions in the Neuquén basin with both shale oil and shale gas potential, and in the Austral basin with shale oil potential. The development of non-conventional resources will demand major capital investments. See “Item 5. Operating and Financial Review and Prospects—Future Capital Requirements—Oil and Gas exploration and Production.”

Reserves

We believe our estimates of remaining proved recoverable oil and gas reserve volumes to be reasonable. Pursuant to Rule 4-10 of Regulation S-X, promulgated by the SEC, proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs, under existing economic and operating conditions, i.e., prices and cost at the date of estimation. DeGolyer and MacNaughton performed an independent evaluation of our reserves on approximately 73% of our estimated reserves as of December 31, 2013. The reserves not evaluated by DeGolyer and MacNaughton are in areas where we do not act as operator. The evaluation covered 100% of the estimated reserves located in areas operated by us. DeGolyer and MacNaughton evaluated the proved oil and natural gas reserve estimates in accordance with Rule 4-10 of Regulation S-X and in accordance with the oil and gas reserves disclosure provisions of ASC Topic 932. We provided all information required during the course of the evaluation process to DeGolyer and MacNaughton’s satisfaction. See the reserves evaluation report by DeGolyer and MacNaughton, dated January 15, 2014, included as Exhibit 5.1 to this Annual Report.

As of December 31, 2013, 2012 and 2011, 73%, 76% and 73%, respectively, of our estimated reserves were evaluated by DeGolyer and MacNaughton.

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

Most of the reserves estimates related to areas in which we do not act as operator were prepared by the operators and subsequently reviewed by our petroleum engineers before making the assessment of our proved reserves. The reported hydrocarbon reserves were estimated based on professional, geological and engineering judgment and on information supplied by us prior to January 28, 2014. Thus they are subject to revisions, upward or downward, as a result of future operations or as additional information becomes available. The estimation of reserves is imprecise due to many unknown geologic and reservoir factors that can only be estimated through sampling techniques. Since reserves are therefore only estimates, they cannot be appraised for the purpose of verifying exactness.

As of December 31, 2013, our liquid hydrocarbon and natural gas proved developed and undeveloped reserves totalled 205.1 MMboe (82.3 MMboe of liquid hydrocarbons and 736.8 billion cubic feet, or 122.8 MMboe, of natural gas), representing a 4.7% decline compared to proved reserves as of December 31, 2012 (a decline of 7.3% and 2.9% for liquid hydrocarbons and natural gas, respectively). During 2013, our fields located in Argentina accounted for revisions of previous estimates amounting to 11 MMboe. In addition, a downward revision of 1.8 MMboe was attributable to a greater-than-expected decline in our reserves held through mixed-ownership companies in Venezuela.

Liquid hydrocarbons and natural gas accounted for 40% and 60%, respectively, of our total proved reserves as of December 31, 2013. Approximately 14% of our total proved reserves as of such date were located outside Argentina.

As of December 31, 2013, proved developed reserves of crude oil equivalent represented 54.7% of our total proved reserves of crude oil equivalent.

As of December 31, 2013, we had proved reserves equal to six years of production at 2013 volumes.

The following table sets forth our estimated net proved developed and undeveloped reserves of crude oil and natural gas by country as of December 31, 2013, including our subsidiaries, joint operations and associates.

	Reserves as of December 31, 2013
Reserves category	Oil (mmbbl)	Natural gas (bncf)	Oil Equivalent (mmboe) (1)
PROVED
Developed	56	336	112
Argentina	44	321	98
Venezuela	12	15	15

PROVED
Undeveloped	26	402	93
Argentina	17	375	80
Venezuela	9	27	14

Total proved reserves (developed and undeveloped)	82	738	205

(1)	Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per barrel of oil equivalent.

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

The table below sets forth, by geographic area, our total proved reserves and proved developed reserves of crude oil, condensate and natural gas liquids, and reserves of natural gas, at the indicated dates. This table includes our net share of the proved reserves of our subsidiaries, joint operations and associates. Our net share of the proved reserves of our unconsolidated investees represented 14% of our total proved reserves as of December 31, 2013.

	Crude oil, condensate and natural gas liquids			Natural gas
	Argentina	Venezuela	Total	Argentina	Venezuela	Total	Combined
	(in thousands of barrels)			(in millions of cubic feet)			(in millions of barrels of oil equivalent) (1)
Total proved developed and undeveloped reserves as of December 31, 2011	62,696	29,537	92,233	741,079	43,452	784,531	223
Proved developed reserves as of December 31, 2011	44,782	17,484	62,266	358,027	20,179	378,206	125.3
Increase (decrease) originated in:
Revisions of previous estimates	(2,626)	(3,800)	(6,426)	22,120	(4,913)	17,207	(3.6)
Extensions and discoveries	4,665	1,130	5,796	15,058	8,802	23,860	9.8
Purchase of proved reserves in place	15,895	—	15,895	35,295	—	35,295	21.8
Year’s production	(16,385)	(2,337)	(18,722)	(101,086)	(886)	(101,972)	(35.7)
Total proved developed and undeveloped reserves as of December 31, 2012	64,245	24,530	88,775	712,466	46,455	758,921	215.3
Proved developed reserves as of December 31, 2012	48,936	12,670	61,606	358,319	14,582	372,901	123.8
Increase (decrease) originated in:
Revisions of previous estimates	67	(1,085)	(1,018)	65,774	(4,363)	61,411	9.3
Extensions and discoveries	—	—	—	—	—	—	—
Purchase of proved reserves in place	13,204	—	13,204	9,260	—	9,260	14.7
Year’s production	(16,675)	(2,021)	(18,696)	(92,213)	(619)	(92,832)	(34.2)
Total proved developed and undeveloped reserves as of December 31, 2013	60,841	21,424	82,265	695,287	41,473	736,760	205.1
Proved developed reserves as of December 31, 2013	43,802	12,448	56,250	320,642	14,848	335,510	112.2

(1)	Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per barrel of oil equivalent.

The following table sets forth the breakdown of our total proved reserves of liquid hydrocarbons and natural gas into proved developed and proved undeveloped reserves as of December 31, 2013, 2012 and 2011.

	2013		2012		2011
	Millions of barrels of oil equivalent	% of total proved reserves	Millions of barrels of oil equivalent	% of total proved reserves	Millions of barrels of oil equivalent	% of total proved reserves
Proved developed reserves	112.2	54.70%	123.8	57.49%	125.3	56.19%
Proved undeveloped reserves	92.9	45.30%	91.5	42.51%	97.7	43.81%

Total Proved Reserves	205.1	100%	215.3	100%	223.0	100%

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

As of December 31, 2013, 55% of our proved reserves were developed, while 45% were undeveloped. Proved developed reserves were 112.2 million of barrels of oil equivalent.

As of December 31, 2013, proved undeveloped reserves were 92.9 MMboe, all of which correspond to wells located within one offset of proved developed reserves and gas fields where the activity has been scheduled to maintain production levels in accordance with contracts and installed facilities. The Company plans to put 89% of these proved undeveloped reserves into production through activities to be implemented over the next five years. The 11% of these reserves that will be developed over periods exceeding five years are mainly located in gas fields where the activity has been scheduled to maintain production levels in accordance with contracts and installed facilities.

We have a total of seven million barrels of oil equivalent of proved undeveloped reserves, all located in Argentina, that have been booked for more than five years. This is because such reserves are mainly located in gas fields where the activity has been scheduled to maintain production levels in accordance with contracts and installed facilities.

We prioritize the development of new business opportunities associated with non-conventional gas reserves in Argentina. During 2013, we drilled three new wells in the El Mangrullo area and two wells in the Sierra Chata area aimed at developing non-conventional gas reserves of the Mulichinco Reservoir. See “—Oil and Gas Exploration and Production—Production—Argentine Production.” Gas produced in Río Neuquén is tight gas. In December 2011, the SE approved the sale of tight gas under the Gas Plus program.

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

We replace our reserves through the acquisition of producing fields, exploration and by “proving up” reserves in existing fields. “Proving up” is the process by which additional reserves classified as “probable and possible reserves” in a producing field are accessed and reclassified as “proved reserves”. We prove up reserves with reservoir management techniques, as waterflooding and enhanced oil recovery projects. The reservoir management techniques currently used are water injection and the drilling of horizontal producing and injection wells. Technologies such as 3D seismic process, horizontal and step out wells, underbalance drilling and reservoir numerical stimulation are also used.

Sales

The following table sets forth sales for the Oil and Gas Exploration and Production business segment, by geographical area for the fiscal years ended December 31, 2013, 2012 and 2011:

	Year ended December 31,
	2013	2012	2011
	(in millions of pesos )
Argentina	7,649	5,945	3,984
Outside Argentina	189	168	160

Total	7,838	6,113	4,144

The increase in sales during 2013 was mainly due to higher prices during 2013. See “Item 5. Operating and Financial Review and Prospects—Discussion of Results—Year ended December 31, 2013 compared to year ended December 31, 2012—Analysis of Operating Income by Business Segment.”

OCP

In 2001, the Ecuadorian government awarded OCP the rights to construction and operation for a 20-year term of the 503 km-long pipeline that runs from the northeastern region of Ecuador to the Balao distribution terminal on the Pacific Ocean coast. As of December 31, 2013, we held an 11.42% interest in OCP. OCP’s other shareholders are Andes Petroleum, Ecuador Ltd., Perenco Ecuador Limited, Occidental del Ecuador Inc., Repsol Ecuador S.A. and AGIP Oleoducto de Crudos Pesados B.V.

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

During 2013, PESA received dividends totaling Ps. 4 million from OCP.

For a more detailed discussion see “—Oil and Gas Exploration and Production—Production—Production outside Argentina—Ecuador.”

Oleoductos del Valle S.A. (“Oldelval”)

As of December 31, 2013, we held a 23.1% interest in Oldelval, which is the concessionaire of the transportation of crude oil through a 888 km-long oil pipeline between the Neuquén basin and Puerto Rosales (located in the Province of Buenos Aires). Oldelval operates trunk oil pipelines, providing access to the Allen—Puerto Rosales pipeline, with 1,706 km of installed piping. The concession has a 35-year term starting in 1993, with an option to extend the term for ten additional years. Oldelval’s other shareholders are YPF, Chevron Argentina S.R.L., Pluspetrol S.A., Pan American Energy Ibérica S.L. and Tecpetrol S.A.

The Allen-Puerto Rosales pipeline has a transportation capacity of approximately 220,000 barrels per day, with one million barrels of storage capacity.

During 2013, oil volumes transported by Oldelval from Allen to Puerto Rosales totalled 49.4 million barrels, a 9.7% decrease when compared to 2012, mainly due to a decrease in production of the Neuquén basin.

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

As of December 31, 2013, our Refining and Distribution operations were based in Argentina where we operate a refinery and a network of 268 gas stations. Our refinery is located in Bahía Blanca (Province of Buenos Aires). In addition, we have a 28.5% interest in Refinería del Norte S.A. (“Refinor”).

Our main strategy in the Refining and Distribution segment is to seek profitability through a balanced crude oil refining, logistics and commercial chain.

On May 2, 2011, we sold our San Lorenzo refinery, its loading and unloading facilities and the associated fuel sales network to Oil Combustibles S.A. (“Oil Combustibles”), following an agreement for the sale of such assets approved by the Board of Directors on May 4, 2010. This transaction was consistent with our strategy of assessing our business and asset portfolio structure on an ongoing basis with a view to identifying opportunities to maximize value for our shareholders. As of the date of this Annual Report, the transaction remains subject to approval by the Comisión Nacional de Defensa de la Competencia (the Argentine Antitrust Commission or “CNDC”).

The Refining and Distribution Business in Argentina

In 2013, gasoline and diesel sales volumes in the Argentine fuel market totalled 22 million cubic meters, a 4.4% increase compared to 2012. According to the SE, diesel sales volumes in the domestic market increased 1.9% to 13.5 million cubic meters as a consequence of a increase in demand by the agricultural and industrial sectors.

According to the SE, the gasoline market grew by 8.9% during 2013, with sales volumes totaling 8.2 million cubic meters. This growth was mainly attributable to a strong increase in automobile sales during 2010 to 2013.

The compressed natural gas (“CNG”) market totalled 2.7 million cubic meters, a 1.9% increase compared to 2012.

Refining Division

Ricardo Eliçabe Refinery

As of December 31, 2013, our Ricardo Eliçabe refinery (the “Refinery”) had a total refining capacity of 30,500 barrels of oil per day. The Refinery is located in the city of Bahía Blanca, in the Province of Buenos Aires, a strategic location for the reception of crude oil coming through an oil pipeline from the Neuquén basin, for other Argentine crude oil coming by sea from the Golfo San Jorge or Santa Cruz Sur basins, and for imports from international markets. With a crude oil processing capacity of approximately 30,500 barrels per day, the Refinery produces a wide variety of products: regular gasoline, premium gasoline and ultra-high octane gasoline (Podium), diesel, fuel oil, asphalts and liquefied gases (propane and butane).

The Refinery also produces intermediate fuel oil (“IFOs”) mixes used as fuel in vessels, raw materials for solvents and varieties for the petrochemical industry. The Refinery has a storage capacity of 480,000 barrels of heavy products and 690,000 barrels of light products.

During 2013, the Refinery processed an average of 28,730 barrels of oil per day. In 2012, the Refinery processed an average of 28,722 barrels per day.

Dock Sud Plant

The Dock Sud plant, located in the province of Buenos Aires, close to the city of Buenos Aires, has a total storage capacity of approximately 1,230,000 barrels of heavy and light products. This plant is connected to the Oiltanking Ebytem terminal in the city of Bahía Blanca through a pipeline.

Caleta Paula Plant

The Caleta Paula plant is our newest distribution plant. It is located in the Province of Santa Cruz, close to the city of Comodoro Rivadavia, in southern Argentina. The strategic location of this plant significantly improves our logistical capacity in an area distant from refineries. In addition, it allows us to maintain significant stocks of products to satisfy demand in the southern area of the country for gasoline, diesel and lubricants. The plant is located on the Atlantic coast, and is supplied by vessels and supplemented by truck loading facilities. It has a storage capacity of 82,000 barrels of light products.

Refining Investment Plans

In 2014, we have a scheduled shutdown for maintenance works involving the Refinery processing units, utilities and offsites, that will not affect our ability to meet the demand. In addition, the Company will continue works relating to upgrading of the duct system at the Refinery, the Galván warehouse and Puerto Galván in addition to programs relating to maintenance, retrofitting of truck dispatch facilities and operational reliability.

We will continue with the evaluation of a new diesel hydrotreatment unit project and the expansion of topping and vacuum capacity at the Refinery.

In Dock Sud, investments will be made in the fire system and also in fuel tanks.

Distribution Division

As of December 31, 2013, our commercial network of gas stations and wholesale customers allowed us to deliver products and services to a number of regions in Argentina. In recent years, our strategy has been to optimize our customer portfolio, adapt its size to our production capacity, and streamline distribution processes.

As of December 31, 2013, we had a network of 268 gas stations located throughout Argentina, of which 261 bear the “Petrobras” brand name and 31 “Spacio 1” convenience stores.

In addition, we continued with the implementation of the Controlled Quality Program to ensure product quality standards. Gas stations exceeding the standards required now have a certificate that should be displayed in a place clearly visible to customers.

We also continued with the Challenge Program, providing training at gas stations through the Mobile Classroom modality and including two vehicles identified and equipped to develop and increase brand value through standardization of the customer service model in our gas stations.

On December 13, 2013 we received the “Annual Safety Award – Distribution segment” from the IAPG for our assessment of accident statistics and safety management, involving gas station operations, engineering, gas station maintenance and fuel transportation activities.

PESA’s points of sale (gas stations) in Argentina as of December 31, 2013 were as follows:

As of December 31, 2013
Owned (1)	79
Franchised (2)	189

Total	268

(1)	Owned or controlled by PESA under long-term commercial contracts or other types of contractual relationships that secure a long-term direct influence over such points of sale.
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

PESA sells fuels in Argentina under the Petrobras and other brand names. Distribution as of December 31, 2013 was broken down as follows:

Gas Stations

As of December 31, 2013
Petrobras-branded	261
Other brands	7

Total	268

Our liquid fuels domestic sales totalled 1.20 million cubic meters during 2013, compared to 1.19 million cubic meters in 2012. As a result, our market share in 2013 was 5.6%, compared to 5.7% in 2012, ranking us fourth in the Argentine market.

Out of 1.20 million cubic meters of total liquid fuels sold in 2013, 0.74 million cubic meters were diesel, a 1.6% increase when compared to 2012. Gasoline sales, in turn, totalled 0.5 million cubic meters, a 1.5% increase compared to 2012. In addition, annual sales of premium gasoline totalled 92 thousand cubic meters, with a 4.7% market share.

Our distribution business is also focused on lubricants. We aim at consolidating the Lubrax brand in Argentina through the development of exclusive lubricant customers, the leveraging of combined sales with liquid fuels and promotions at retail outlets.

In 2013, Lubrax sales in the Argentine market totalled 17,300 cubic meters, a 19.9% decrease when compared to 2012, due to our decision to target primarily distribution of lubricants in the most profitable channels, and thereby increase the average unit margin at the expense of market share. Our share in the lubricants market in 2013 was 5.7%, compared to 7.3% in 2012. This decrease was mainly attributable to the unscheduled interruption in the local supply of raw material during April and May, resulting in a drop in the supply of available product. This was in addition to the aggressive pricing policies pursued by some competitor.

We also sell oil products to the industrial, construction and marine markets. Products sold in these markets include marine fuels and lubricants, asphalts and other products. In 2013, we sold 1,829,000 tons of IFOs bunker, used in ships. In addition, we sold 33,500 cubic meters of marine diesel, representing a 11% market share in 2013.

In 2013, we continued developing the New Quality Asphalt project, pursuant to which the Refinery has begun to produce and market a higher-quality asphalt product, which represented 64% of the supply of asphalt from our Refinery. In 2013, we sold 85,300 tons of asphalt, representing a 18% market share.

The following table shows production and sales for our consolidated Refining and Distribution segment for the fiscal years ended December 31, 2013, 2012 and 2011:

	Year Ended December 31,
	2013	2012	2011
Average crude oil processed per day (barrels) (1)	28,730	28,700	36,300

Production (thousands of tons):
Virgin naphtha	34	58	378
Diesel	485	494	691
Other products	863	846	700

Sales (in thousands of m3):
Crude oil	284	482	480
Gasoline	554	547	856
Diesel	782	791	1,272
Fuel oil/IFOs	395	391	406
Paraffins	20	46	224
Others	211	218	417

Sales (in millions of pesos):
Argentina	7,174	6,097	6,461
Outside Argentina	972	859	890

Total sales (in millions of pesos)	8,146	6,957	7,351

(1)	Until May 2, 2011 includes crude oil processed in the San Lorenzo refinery.

Since 2012, we have assigned our catalytic reformer plant operations to the Petrochemicals segment, which accounted for sales of Ps. 1,110 million in 2013 and Ps. 1,014 million in 2012. Prior to 2012, our catalytic reformer plant operations had been reporting under the Refining and Distribution segment. Sales of our catalytic reformer plant in 2011 totalled 443 thousand cubic meters (310 thousand tons).

Refinor

We have a 28.5% interest in Refinor, whose other shareholders are YPF (50%) and Pluspetrol S.A. (21.5%). Refinor is engaged in crude oil refining, natural gas processing, product transportation, marketing and sales. See “Item 3. Key Information—Risk Factors—The Argentine government and provincial governments have intervened in the oil and gas industry in the past, and are likely to continue to intervene.”

Refinor owns the only refinery in the northern region of Argentina, which is located in Campo Durán, Province of Salta. Refinor’s refining capacity is approximately 26,400 barrels of oil per day and its natural gas processing capacity is 20.4 million cubic meters of gas per day (“MMm3/d”).

Refinor owns and operates the following processing plants: an atmospheric distillation unit (topping), a vacuum distillation unit, a gasoline hydro-treatment unit, a catalytic reformer plant, a new plant of Isopentane by fractional distillation of gasoline turbex (operating since April 2013), two turboexpander and fractioning plants for LPG production, as well as a plant for the production of auxiliary services (industrial water, steam, electricity, compressed air) used in the different processing plants.

The Campo Durán refinery receives crude oil/condensate and natural gas from the Northwestern basin and from Bolivia. These operations are conducted through two oil pipelines and three gas pipelines.

In addition, Refinor operates a 1,100 km-long pipeline running from Campo Durán (in the Province of Salta) to Montecristo (in the Province of Córdoba) for the distribution of its products. Along the pipeline, the Banda Río Salí (in the Province of Tucumán), Güemes (in the Province of Salta) and Leales (in the Province of Tucumán) dispatch plants are supplied. This pipeline is the most important distribution channel for liquids generated in the Northwestern basin in Argentina and transports diesel, virgin naphtha, motor gasoline, butane and propane.

As of December 31, 2013, Refinor had a commercial network of 69 gas stations located in the Provinces of Salta, Tucumán, Jujuy, Córdoba, Santiago del Estero, La Rioja, Catamarca and Chaco. Through these gas stations, Refinor sells a high performance fuel line: Refinor 97 (97 octane), High grade (95 octane), Regular (85 octane) and Eco Diesel.

In 2013, daily average volumes of crude oil processed totalled 15,844 barrels per day, a 12.5% increase compared to 2012. This increase is explained by the importation of “Bolivian Blend” oil condensate from the neighboring country of Bolivia under a temporary import regime.

Sales volumes totalled 997,000 cubic meters per year, a 19.1% increase compared to 2012, 491,000 cubic meters of which were directed to the domestic market and 506,000 cubic meters of which were directed to export markets. During 2013, Refinor had a market share of approximately 27.1% and 18.7% in the motor gasoline and diesel markets, respectively, in the Northwestern region of Argentina. Considering the size of its gas station network, Refinor remains the company with the second highest number of retail outlets and sales volumes in the Northwestern region of Argentina.

In 2013, Refinor processed an average of 14.6 million cubic meters of gas per day, a 4.6% decrease compared to 2012. However, during 2013, Refinor produced 319,600 tons of LPG, only a 3.0% decrease compared to its LPG production during 2012.

Sales of LPG totalled approximately 298,000 tons during the year, a 4.8% decrease when compared to 2012.

The following table sets forth Refinor’s production and sales for the fiscal years ended December 31, 2013, 2012 and 2011:

	Year ended December 31,
	2013	2012	2011
Production (in thousands of m3):
Gasoline	173	131	116
Virgin naphtha	290	222	147
Diesel	330	317	244
Natural gasoline	89	100	122
Propane / butane	320	330	302
Other products	81	98	95

Sales (in thousands of m3):
Gasoline	172	130	117
Virgin naphtha	385	279	279
Diesel	338	309	264
Propane/butane	298	313	285
Other products	102	119	99

Sales (in millions of pesos):
Argentina	2,212	1,906	1,601
Outside Argentina	1,856	947	556

Total sales (in millions of pesos)	4,068	2,853	2,157

Competition

Our principal competitors in the Argentine gasoline and diesel markets are YPF, Shell C.A.P.S.A, Axion Energy Argentina S.A., and Oil Combustibles, which in 2013 had market shares of approximately 56.6%, 15.6%, 14%, and 4.6% respectively, according to the SE.

PETROCHEMICALS

The Petrochemicals business segment is an important component of our vertical integration strategy. Our goal in the Petrochemicals business segment is to maintain our position in the styrenics market by capitalizing on current conditions and maximizing the use of our own petrochemicals raw materials.

As of December 31, 2013, our Petrochemical operations were entirely based in Argentina. We produce a wide array of products, such as intermediate gasoline, aromatic solvents, hexane and other hydrogenated paraffinic solvents, propellants for the cosmetic industry, monomer styrene, rubber and polymers for the domestic and foreign markets from natural gas, virgin naphtha, propane and other supplies.

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

•

An ethylene plant located in San Lorenzo, Province of Santa Fé, with a production capacity of 19,000 tons per year. It is located along the Paraná river coast, near the Puerto General San Martín petrochemicals complex, which uses ethylene as raw material for the production of ethylbenzene and styrene.

Styrenics Division

Monomer styrene sales volumes during 2013 totalled 68.4 thousand tons, a decrease of 1% compared to 2012. This decrease in sales volumes was mainly attributable to lower production. Sales volumes in the domestic market grew 7% from 2012, and achieved a record level of 42 thousand tons, as a result of a sustained demand for styrene emulsions and EPS (expanded polystyrene), but export sales to Chile and Brazil declined.

In 2013, polystyrene sales volumes totalled 50.2 thousand tons, 9% less than in 2012, due to lower production level as a consequence of trade union conflicts at the Zárate plant between the months of March and June. We have compensated the decrease in production, priority was given to the supply of the Argentine market through product imports. Imports of polystyrene totalled 12.5 thousand tons and 0.4 thousand tons in 2013 and 2012, respectively. As a result, domestic sales increased 1% compared to 2012, mainly directed to the dairy market.

In 2013, sales volumes of BOPS totalled 8.6 thousand tons, 23% less than in 2012. In this respect, the export market was the most affected, accounting for 29% decreased, due to lower production as a consequence of trade union conflicts at the Zárate plant.

In 2013, sales of synthetic rubber totalled 49.7 thousand tons, approximately 7% more than in 2012. Out of this volume, 24 thousand tons were sold in the domestic market, accounting for a 10% increase compared to 2012, and 25.7 thousand tons were sold as exports, which accounts for a 4% increase compared to 2012. The increase in regional sales is attributable to the development of new customers and to sustained Brazilian demand.

Also in 2013, we continued producing polymers with low aromatic content meeting European regulation standards, in response to our clients’ demand.

Reforming Gasoline Division

In 2013, the Reforming Gasoline Division performed the annual shutdown on schedule and within budget. The upgrading of the facilities allowed for a significant increase in the production of Propellant Gas. In addition, improvements were made to optimize energy consumption and light gas recovery.

Sales of intermediate gasoline and naptha during 2013 totalled 289 thousand tons, of which 71 thousand tons were directed to the export market. Sales of aromatics and other products during 2013 totalled 55 thousand tons, 70% of which were directed to the domestic market, an increase of 12% compared to 2012.

Propellant Gas sales totalled 11.9 thousand tons in 2013, accounting for a 46% increase compared to 2012, attributable to improvements at Puerto General San Martín plant.

As of December 31, 2013, our estimated market shares of the following products in Argentina were:

•	Styrene – 100%;

•	Polystyrene – 87%; and

•	Styrene butadiene rubber (“SBR”) – 81%.

The following table sets forth production and sales by major product for the Petrochemicals division in Argentina for the fiscal years ended December 31, 2013, 2012 and 2011:

	Year ended December 31,
	2013	2012	2011
Production (thousands of tons):
Styrene (1)	122	143	136
Synthetic rubber (2)	49	47	45
Polystyrene	44	64	57
BOPS	9	11	10
Naphtha (3)	281	324	—
Aromatics and other products (3)	183	71	—

Sales (thousands of tons):
Styrene (1)	68	69	81
Synthetic rubber (2)	50	46	47
Polystyrene and BOPS	59	67	63
Propylene (incluye etileno)	19	25	27
Naphtha (3)	285	324	—
Aromatics and other products (3)	69	69	—

Sales (in millions of pesos):
Argentina	2,334	1,861	1,103
Outside Argentina	1,014	1,046	700

Total sales (in millions of pesos)	3,348	2,907	1,803

(1)	Including ethylbenzene.
(2)	Including SBR, NBR and butadiene.
(3)	Only since January 2012, due to the incorporation of the catalytic reformer plant operations in the Petrochemicals segment.

Sales for this business segment increased by Ps. 441 million, or 15.2%, to Ps. 3,348 million in 2013 from Ps. 2,907 million in 2012, primarily as a consequence of a 26% rise in average sales prices, which more than offset a decline in volumes sold.

Since 2012, we report our catalytic reformer plant operations as part of the Petrochemicals segment, which accounted for sales of Ps. 1,110 million in 2013 and Ps. 1,014 million in 2012. Prior to 2012, we reported our catalytic reformer plant operations under the Refining and Distribution segment, with sales totaling 443 thousand cubic meters (310 thousand tons) in 2011.

Competition

The petrochemicals market in which we compete is highly cyclical, and world market conditions have a strong impact on our results of operations. We are the only producer of styrene, polystyrene and elastomers in Argentina, but compete with other foreign producers, especially those located in Brazil.

GAS AND ENERGY

The Gas and Energy business segment links our energy businesses and allows us, by integrating our various businesses, to maximize profits from gas and electricity production.

Our Gas and Energy segment sells gas produced by our Oil and Gas Exploration and Production business segment. We also provide gas and LPG brokerage and trading services. In addition, through our stake in TGS, we are engaged in the transportation of gas in southern Argentina and in the processing and marketing of NGL. We are a major player in the Argentine electricity market, where we operate in the generation segment.

On January 30, 2013, we agreed to sell our direct and indirect interest in Distrilec to Hidroeléctrica Piedra del Águila S.A. and La Plata Cogeneración S.A. for U.S.$35 million, thereby withdrawing from the electricity distribution business.

In the Gas and Energy segment, our main business objective is to increase profitability in each of our gas marketing and transportation business, our LPG business and our electricity generation operations.

Gas Marketing and Transportation

We sell gas produced by our Oil and Gas Exploration and Production segment, and purchase gas to supply internal consumption needs. In addition, we provide gas and LPG brokerage and trading services. We also assist clients in sales, logistics, foreign trade and marketing of gas and LPG.

In 2013, Argentine sales of gas produced by us totalled 7.1 MMm3/d. We sold 1.9 MMm3/d under the brokerage modality and purchased 1.1 MMm3/d from third parties to cover our commitments to supply internal consumption. Our sales of LPG produced by us and third parties totalled 94,300 tons. Distribution was implemented through the Company’s own and third parties’ transport fleets in order to supply clients and secure compliance with commitments undertaken.

During July 2011, PESA began to deliver gas from the El Mangrullo area, which was recognized as non-conventional and sold under the Gas Plus program introduced by the Argentine government in 2008. Additionally, in July 2012, sales of non-conventional gas from the Río Neuquén area started. Such gas was also recognized as non-conventional and was allowed to be sold under the Gas Plus modality. In July, we renewed the agreements with the Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the wholesale electric market administration company, or “CAMMESA”) for the sale of non-conventional gas from El Mangrullo and Río Neuquén areas involving delivery of gas from those areas under the Gas Plus modality. See “—Regulation of our Business—Argentine Regulatory Framework—Adjustment of Natural Gas Price at Wellhead.”

Gas Transportation – TGS

Our Interest in TGS and Corporate Developments

We indirectly hold a 25.5% interest in TGS. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which as of the date of this Annual Report holds 51% of TGS’s capital stock. The ANSES holds 23.11% and the remaining 25.89% of TGS’s capital stock is publicly held. TGS’s shares are listed on the Buenos Aires Stock Exchange and on the NYSE, in the form of ADSs. PESA has an interest of 50% in CIESA (directly and indirectly through our subsidiary Petrobras Hispano Argentina S.A. (“Petrobras Hispano”)), 40% of which is held by a trust whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina (the “Trust”). The remaining 10% is held by Enron Pipeline Company Argentina S.A. (“EPCA”), which was acquired by Pampa Inversiones S.A. (together with Pampa Energía S.A., the “Pampa Group”) on April 8, 2011.

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

Following the enactment of the Public Emergency Law in Argentina, CIESA and TGS both defaulted on their debt during 2002.CIESA failed to repay corporate bonds (Obligaciones Negociables) having a principal amount of U.S.$220 million and derivative instruments in an amount of approximately U.S.$2 million. In 2004, TGS successfully restructured substantially all of its debt.

In April 2004, PESA and EPCA, at that time CIESA’s only shareholders, entered into the Master Settlement Agreement to provide the necessary flexibility to move forward in restructuring CIESA’s financial debt. The Master Settlement Agreement, among other things, provided for certain stock transfers to be implemented in two successive steps. In July 2005, the Ente Nacional Regulador del Gas (Argentine Gas Regulatory Agency, or “ENARGAS”) approved the implementation of the first stage of the transactions contemplated in the Master Settlement Agreement and, as a result, on August 29, 2005, (a) Enron transferred 40% of CIESA’s shares to a newly created trust (the aforementioned Trust), and (b) PESA and its subsidiary, Petrobras Hispano, transferred Class “B” common shares of TGS, representing 7.35% of TGS’s capital stock, to subsidiaries of Enron, which in turn were subsequently sold to third parties.

Subsequently, pursuant to the terms of the financial debt restructuring agreement entered into on September 1, 2005 by CIESA, PESA, Petrobras Hispano, EPCA, the Trust and all of CIESA’s financial creditors (the “CIESA Restructuring Agreement”), CIESA refinanced approximately U.S.$23 million of its debt for a 10-year term. In addition, the CIESA Restructuring Agreement sets forth the terms of the Master Settlement Agreement, which provided for the capitalization of debt having a nominal amount of U.S.$201.5 million plus accrued unpaid interest.

While approval of the CIESA Restructuring Agreement by the authorities was pending, on January 9, 2009, Ashmore Energy International Limited (“AEI”), the only self-declared holder of notes issued by CIESA in 1997 (the “1997 CIESA Notes”), announced its decision to terminate the CIESA Restructuring Agreement, to which AEI, CIESA and others were a party. Under such circumstances, on January 28, 2009, CIESA brought an action before the courts of the State of New York, United States of America. Following several stages in the proceedings, on May 13, 2010, notice was given to CIESA of a filing made by AEI in the same court rejecting the claims stated by CIESA and demanding payment of the 1997 CIESA Notes.

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

On July 13, 2012, CIESA, Pampa Group and the Company entered into a settlement agreement whereby all parties involved waived all claims, title and interest under the lawsuit before the New York State Courts and terminated the same. As a result of the agreement, CIESA paid off all of its financial debt by means of (i) the transfer to Pampa Group of 4.3% of TGS’s shares; (ii) a cash payment of approximately U.S.$130 million; (iii) the release of the remaining financial debt; and (iv) execution on July 13, 2012 of a fifth amendment to the CIESA Restructuring Agreement whereby, upon obtaining governmental approval, Pampa Group will receive shares representing 40% of CIESA’s capital stock which are currently held in trust by The Royal Bank of Scotland N.V. Sucursal, Argentina.

As a result of the full settlement of CIESA’s total financial debt, in the third quarter of 2012, we recorded a gain of Ps. 291 million on our shareholding in CIESA.

Pursuant to the entry on July 13, 2012 into the settlement agreement described above, and to decisions taken by CIESA’s board of directors meeting held on October 23, 2012, on January 2, 2013, CIESA notified the CNV of the formal cancellation of the 1997 CIESA Notes, initiating the steps necessary for CIESA’s withdrawal from public offering and listing. On May 30, 2013, the CNV ordered CIESA’s withdrawal from public offering and listing, through Resolution No. 17,904.

In order to improve the maturity profile of TGS’s financial debt, in January 2014, TGS launched an offer for a voluntary exchange of the 2007 Notes (maturing between 2014 and 2017). To this end, on January 3, 2014, the CNV issued Resolution No. 17,262. As of February 7, 2014, TGS’ offer had been taken up by holders of approximately 67 % of the 2007 Notes who received new TGS notes maturing between 2014 and 2020.

TGS Business

TGS began operations in late 1992 as a part of the privatization of the Argentine energy sector. Currently, TGS is the leading gas transportation company in Argentina, delivering about 65% of total gas transported in Argentina during 2013. TGS is also one of the leading NGL producers and traders, in both the domestic and international markets, and an important provider of midstream services, including business structuring, turnkey construction and operation and maintenance of facilities used for gas storage, conditioning and transportation.

PESA provides services to TGS for the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the system performance is in conformity with international standards and in compliance with certain environmental standards.

The following chart shows statistical information relating to TGS’s business segments for the fiscal years ended December 31, 2013, 2012 and 2011.

	2013	2012	2011
Regulated Segment:
Average firm committed capacity (1)	82.5	82.6	80.7
Average daily deliveries (1)	65.9	65.5	65.8
Annual load factor (2)	80%	79%	81%

Unregulated Segment:
Liquids total production (3)	908.4	905.3	853.7
Processing capacity at year end (1)	46.0	46.0	46.0

(1)	In MMm3/d.
(2)	Corresponds to the quotient of the average daily deliveries and the average firm contracted capacity.
(3)	In thousands of tons.

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

TGS transports gas through more than 9,133 km of pipelines, of which almost 7,636 km belong to TGS, with a firm contracted capacity as of December 31, 2013 of 82.5 MMm3/d. Pursuant to these contracts, the capacity is reserved and paid for irrespective of the actual use by customers. Almost all capacity of the gas transportation pipelines in Argentina is currently apportioned among gas distribution companies, large industrial customers and gas-fired power plants under firm long-term transportation contracts. The total average life of TGS’s firm transportation contracts is approximately nine years. In addition, TGS provides interruptible transportation services under which gas transportation is dependent on the availability of excess capacity.

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

TGS has made significant investments in its business since the privatization. As a result, compression power has been increased from 429,030 horsepower (“HP”) in 1992 to 759,010 HP in 2013, and contracted firm transportation capacity has been increased from 42.9 MMm3/d in 1992 to 82.5 MMm3/d by the end of 2013.

Tariff Renegotiation Process

As a consequence of the Public Emergency Law that pesified and prohibited the increase of tariffs, revenues from the regulated energy segment declined considerably. The gas transportation segment represented 23%, 23% and 31% of the total revenues of TGS in 2013, 2012 and 2011, respectively, while from the time of TGS’s privatization through 2001, revenues for this segment represented approximately 80% of TGS’s total annual revenues. TGS is still engaged in discussions with UNIREN regarding the renegotiation of its tariffs. As a result, and despite contracted capacity increases, the profitability of the regulated business has not yet been restored.

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

On September 30, 2010, TGS filed a summary action for the protection of its constitutional rights (acción de amparo) against ENARGAS and the SCyCG seeking the implementation of the new tariff schedule. On November 8, 2010, notice was served on TGS of the judgment granting the requested protection and thus ordering the SCyCG to immediately return to ENARGAS the documents relating to the new tariff schedule applicable to TGS in compliance with Decree No. 1,918/09, and instructing ENARGAS to define the tariff schedule and the method for collection of the retroactive increase within two days following receipt of the referred to documents. ENARGAS and the SCyCG appealed this judgment.

In addition, on November 16, 2010, UNIREN proposed to TGS that it make progress with the renegotiation of the license agreement within the scope and according to the terms and conditions of the Public Emergency Law and required the suspension by TGS of the before mentioned acción de amparo. In November 2010, TGS agreed to a 20 business days suspension of the acción de amparo automatically renewable at maturity (except if TGS’s board of directors were to decide not to renew the same before or at the end of each period) to move forward with the renegotiation of the license agreement. On December 28, 2010, TGS requested ENARGAS and the Ministry of Federal Planning to jointly request the suspension of the acción de amparo and, as of the date of this Annual Report, TGS has not received a response to such request.

On April 5, 2011, the Second Chamber of the Court of Appeals in administrative federal matters of the Autonomous City of Buenos Aires set a 60 business day term for the SCyCG to act in accordance with the provisions of the Ministry of Federal Planning Resolution No. 2,000/05, and deliver to ENARGAS the documents related to the tariff increase schedule, and for ENARGAS to determine, within 60 business day term following receipt of said documents and verification of compliance with the provisions set forth in the October 2008 transitional agreement, the tariff adjustment and the transitional tariff schedule stipulated therein. ENARGAS filed an extraordinary appeal before the Court of Appeals, which was dismissed by the Court of Appeals on May 27, 2011. On June 14, 2011, ENARGAS filed before the Supreme Court of Justice a complaint against the refusal to grant such appeal. On November 28, 2013, the Supreme Court rejected the complaint filed by the ENARGAS and thus affirmed the substance of the judgment delivered by the Judge of First Instance upholding the amparo filed by the Company.

Since more than one year had elapsed since publication of Decree No. 1,918/09, and given the authorization of suspension of the action for the protection of constitutional rights, which means a material change in the conditions determining the original recording of the tariff increase, TGS’s management resolved to: (i) discontinue recording the revenues attributable to the tariff increase, and (ii) reverse the account receivable previously recorded in the fiscal years ended December 31, 2011, 2010 and 2009. TGS management’s decision does not imply a waiver of the rights conferred by Decree No. 1,918/09.

Early in October 2008, TGS received from UNIREN a proposal for such an agreement (including the 20% initial tariff increase). In October 2011, TGS received a new proposal from UNIREN which was accepted by TGS, allowing UNIREN to initiate the relevant administrative procedure.

On April 7, 2014, the ENARGAS issued Resolution No. 2,852/14 defining the new tariff schedules that include an increase in the rate applicable to the natural gas firm and interruptible transportation rates. The increase in the rate is set forth in three stages, as follows: 8% from April 1, 2014, 5.5% from June 1, 2014 and 5.3% from August 1, 2014, reaching from August 1, 2014, acumulative increase of 20%.

Additionally, Resolution No. 2,852/14, established that at least 5% of the funds generated by this tariff increase must be temporarily deposited in a trust fund for the payment of maintenance works according to an investment plan submitted by TGS and previously approved by the ENARGAS; and the balance of the increase will be managed by TGS for the fulfillment of that investment plan.

However, these measures only implement the 2008 provisional agreement in part. The 2008 provisional agreement is expected to remain in effect until a comprehensive renegotiation of the license with the Argentine government is completed. TGS will continue performing all the legal actions to obtain the complete enforcement of the 2008 provisional agreement.

TGS Non-Regulated Businesses

In addition to the regulated segment of natural gas transportation, TGS is one of the leading processors of natural gas and one of the largest traders of NGL in Argentina. NGL production and distribution involves the extraction of ethane, propane, butane, and natural gasoline from the gas flow that arrives to the General Cerri complex, located near Bahía Blanca, in the Province of Buenos Aires, which is connected to TGS’s main pipelines. TGS has two gas processing plants at the General Cerri complex: (1) an ethane, propane, butane and natural gasoline turbo expander separating plant and (2) an absorption plant which extracts propane, butane and gasoline from the gas transported through TGS’s pipeline system, with a gas processing capacity of 46 MMm3/d and a storage capacity of 54,840 tons. After extraction, TGS sells these products in the domestic and international markets. TGS also stores and ships the products at facilities located in Puerto Galván. These activities are not regulated by ENARGAS.

NGL production and distribution net revenues accounted for approximately 72%, 71% and 64% of TGS’s net revenues in 2013, 2012 and 2011, respectively. TGS’s operations benefited from rises in the international price of NGL and natural gasoline experienced during recent years, which permitted higher revenues principally from exports. NGL production in 2013, 2012 and 2011 totalled 909,706 tons, 905,300 tons and 853,700 tons, respectively.

TGS currently sells its NGL exports to Petredec Limited under an export agreement that took effect on September 1, 2013, following a private bidding process that resulted in a significant improvement for TGS in terms of prices. The contract provides for sales of approximately 105,800 short tons (a unit of weight equal to 2,000 pounds or 907.2 kilograms) of propane and 70,000 short tons of butane at the price quoted in Mont Belvieu, Texas, plus a fixed charge per metric ton. The contract is scheduled to expire on April 30, 2014.

Ethane is sold to PBB-Polisur S.A. (“PBB”), an Argentine polyethylene producer, under a ten-year agreement that will expire on December 31, 2015. The minimum volume of ethane that TGS has committed to sell to PBB is 370,373 short tons per year. The price was initially fixed through December 31, 2007. Since then, at the beginning of each year the price has been subject to an annual adjustment based on various factors, including the producer price index (which variation cannot be higher than 1% per year), the natural gas price, the quality of the ethane shipped by TGS and the transportation tariffs and charges. In 2008, the price was approximately 20% higher than the initial price and in 2009 the price increased 10% over the 2008 price. The prices for 2011 and 2010 each increased 8% per annum over the prior year’s price. In 2012, the price increased approximately 9% with respect to 2011. In 2013, the price increased approximately 11% with respect to 2012. TGS is currently negotiating with PBB the price applicable for 2014.

Competition

TGS’s gas transportation business, which provides an essential service in Argentina, faces only limited direct competition. In view of the characteristics of the market in which TGS operates, it would be very difficult for a new entrant in the transportation market to pose a significant competitive threat to TGS, at least in the short to medium term. In the longer term, the ability of new entrants to successfully enter TGS’s market would depend on a favorable regulatory environment, an increasing and unsatisfied demand for gas by end users, and sufficient investment in gas transportation to accommodate delivery capacity from the transportation systems.

On a day-to-day basis, TGS competes, to a limited extent, with Transportadora de Gas del Norte S.A. for interruptible transportation services and for new firm transportation services made available as a result of expansion projects from the Neuquén basin to the greater Buenos Aires area. Interruptible transportation services accounted for 10% of TGS’s regulated business net revenues for 2013. The relative volumes of such services will depend mainly upon the specific arrangements between buyers and sellers of gas in such areas, the perceived quality of services offered by the competing companies, and the applicable rate for each company.

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

We conduct electricity generation activities through the Genelba thermal power plant and the open cycle gas-fired turbine (“Genelba Plus”) in the Province of Buenos Aires, the Pichi Picún Leufú Hydroelectric Complex (“HPPL”) in the Comahue region, on the Limay River, in the Province of Neuquén and the Ecoenergía thermal power plant (“Ecoenergía”) located in Bahía Blanca, in the Province of Buenos Aires. In addition, in the transmission business segment, we hold an equity interest in Enecor S.A. (“Enecor”).

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

The regulatory framework and business environment changed in 2002, shifting to a greater role for the government in the economy, including the electricity market.

For the ten years prior to 2009, electricity demand in Argentina increased at an average rate of 4.6% per annum, exceeding the growth in GDP for the period. However, during 2009, demand decreased mainly as a consequence of the drop in industrial activity levels and moderate temperatures during the year that resulted in reduced consumption by the residential sector. In 2009, demand decreased 1.3% but recovered in 2010 growing 5.9%. During 2011, electricity demand increased at a rate of 5.2%. This positive variation was mainly driven by industrial consumption throughout the year, accounting for 6.5% growth. Residential demand, in turn, also showed an increase of 5.2%. In 2012, demand continued to increase at a rate of 4.1%, thanks to the good performance shown by residential demand. In 2013, demand grew 3.3%, reaching 125,166 gigawatt hours (“GWh”), as a result of 5.3% growth in residential consumption and 0.4% in the industrial sector. In 2013, a new energy consumption record was reached. Supply to the system came from increased thermal generation derived from the addition of new generation facilities, larger hydroelectric resources from extraordinary water volume in the Paraná and Uruguay rivers and the consumption of the system reserves. During this period, in the Comahue basin, volumes of water remained below historical average values, which triggered an increase in the use of natural gas and liquid fuels.

Total electricity generation in Argentina during 2013, including imports and exports, totalled 129,660 GWh, out of which 64.1% was attributable to thermoelectric plants, 31.2% to hydroelectric plants, 4.4% to nuclear plants and 0.3% other sources.

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

The allocation of electricity dispatched to the wholesale electricity market (the “MEM”), whether such electricity is produced under firm contracts or for the spot market, is subject to market rules based on the lowest variable cost of electricity generation. See “—Regulation of our Business—Argentine Regulatory Framework—Electricity.” Since Genelba uses combined cycle technology for a natural gas-fired power plant, our short-run variable cost is expected to be lower than the cost of most other thermoelectric power plants, granting significant competitive advantages to Genelba. Therefore, CAMMESA is expected to dispatch Genelba’s generating capacity before that of most other thermoelectric plants. Genelba stands out in the Argentine electricity market for its high reliability and efficiency. The plant is recognized as one of the combined cycle electric power plants with the highest availability in Argentina.

During 2007, our board of directors (the “Board of Directors”) approved the construction of the new Genelba Plus open cycle gas-fired turbine. In 2009, we completed construction works in connection with the new plant, which added 165 MW to the system. This thermoelectric plant is close to the existing Genelba plant and started its commercial operations in August 2009. We use this unit to meet increased demand for electricity from our clients under supply agreements for large users in the MEM under the Energy Plus (Energía Plus) program (SE Resolution No. 1,281/06) .

During 2011, we completed the construction of Ecoenergía’s 14MW power plant, located at TGS’s General Cerri complex and obtained authorization for commercial operations. Thereafter, in 2012, we obtained authorization to operate the plant under the Energy Plus Program.

We were awarded a 30-year concession for hydroelectric power generation at HPPL beginning in August 1999. The complex has three electricity generating units with an installed capacity of 285 MW. Pursuant to our concession contract and applicable laws, as from August 2002 we paid 1% in hydroelectric royalties, with scheduled annual increases of 1% per year until royalties reached a cap of 12%, based upon the tariff rate applied to block sales of the electricity sold. As of December 31, 2013, we paid the maximum rate of hydroelectric royalties at a rate of 12%. In addition, we pay the Argentine government a monthly fee for the use of the water source amounting to 0.5% of the same amount used for the calculation of hydroelectric royalties.

During 2013, the Genelba thermoelectric plant generated 5,993 GWh of electricity, of which 4,974 GWh were generated in combined cycle and 1,018 GWh were generated by the new Genelba Plus power plant. The combined generation by Genelba and Genelba Plus represented 5% of total power generation and 7% of thermal generation in Argentina during 2013.

The Genelba combined cycle and Genelba Plus gas turbine operated with a 93% and a 100% availability factor, respectively, during 2013. The reliability factor was 95% for the combined cycle and 100% for the new Genelba Plus gas turbine.

In addition, HPPL generated 926 GWh of electricity, with a 95.3% availability factor and a 100% reliability factor. HPPL generated approximately 1% of total power generation in Argentina and 2% of total hydraulic generation in Argentina for 2013. The 926 GWh of electricity generated represented an increase of 42.5% in comparison to 2012.

During 2013, Genelba and HPPL together accounted for approximately 5.4% of the power generated in Argentina. The operation of both generating units minimizes income volatility, capitalizing on the natural barriers existing among the different resources used for power generation.

During 2013, Ecoenergía had its first full year of operation under the Energy Plus regulatory framework. Ecoenergía’s annual generation was 96 GWh, its availability factor of 93.1% and reliability factor of 96.4%.

The following chart details energy generation and sales figures for Genelba and HPPL for the fiscal years ended December 31, 2013, 2012 and 2011:

	Year ended December 31,
	2013	2012	2011
Power Generated (in GWh)	7,015	7,070	6,284

Power Sold (in GWh):
Forward market	2,023	3,025	2,921
Spot market	5,725	4,756	3,919

Total sales	7,748	7,781	6,840

Sales (in millions of pesos)	1,366	1,618	1,465

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

Our main areas of coverage are subject to the following deductibles:

•	U.S.$10,000,000 for each and every loss for property damage for all our businesses;

•	U.S.$5,000,000 for control of wells; and

•	U.S.$5,000,000 in ocean and non-ocean marine third-party liability.

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

Excellence in Management

We continued to improve our management procedures by adopting an Excellence in Management Program, which focuses on the principles of our corporate management manual based on the “Brazilian National Quality Award,” and the management evaluation program for safety, environment and health (the “PAG-SMS Program”).

The Excellence in Management Program provides a framework for the development of best practices and business management measures, and identifies strengths and opportunities for the implementation of improvement plans focusing on excellence. Since 2008, we have been implementing pilot benchmark evaluations of management indicators to contribute to the creation of a culture of excellence that integrates comparative information.

The PAG-SMS Program, started in 2004, verifies site adherence to the safety, environmental and occupational health policy (and its 15 corporate guidelines). This verification involves triennial evaluations conducted by specialized assistants from Petrobras system locations, selected by our head office.

We also promoted transparent and integrated management processes, while improving the efficiency of operations. PESA has implemented its standardization process, based on the “SINPEP” (Petrobras’ Electronic Integrated Standardization System) application software developed by Petrobras for all of its units to facilitate the creation, implementation and improvement of standards for organizational process management. With the purpose of improving teamwork activities that contribute to efficient operations and improved results, we promoted an “Equipment Improvement” initiative, to design a methodology that reduced spills and vents and accidents, upgraded injection systems and the reliability of loading and dispatch activities.

The Genelba Thermoelectric Power Plant received the National Quality Award granted by the national quality award foundation (Fundación Premio Nacional de la Calidad) on account of three fundamental criteria: leadership, management systems and results.

During 2013, we improved our Management System through the successful completion of the Certifications Program under the ISO 9001, ISO 14001 and OHSAS 18001 standards. The Annual Certifications Program includes internal and external audits on maintenance and re-certification of the management system as well as implementation of new certificates. It is a preventive activity that allows us to continue with management development according to established strategic guidelines.

In addition, during 2013 we obtained the following certifications: Dock Sud and Caleta Paula Terminals in Downstream, Punta Loyola Terminal in Exploration and Production, Energy Efficiency in Genelba and Healthy Workplace in the whole Company.

Safety

During 2013, the Company updated registers relating to the identification and assessment of environmental impact and risk according to the relevant processes and projects.

To reduce the risk of accidents, a series of preventive measures have been developed. Indicators have shown an improvement in our related goals during 2013.

In connection with process safety initiatives, we continued developing qualitative and quantitative assessments of our facilities and training, operational discipline and risk management practices.

During 2013, PESA engaged in risk identification in electrical equipment and facilities to identify any deviation from the AEA (Argentine Electrotechnical Association) standards, and revised fire networks using international standards, maintenance standardization and test of fire systems and vendor management.

PESA received the “Annual Safety Award—Distribution segment” form the IAPG (Argentinean Oil and Gas Association) for our assessment of accident statistics and safety management.

As part of the planned training activities, several training practices and workshops were performed in order to strengthen the basic concepts of the Comprehensive Management System on Safety, Environment and Occupational Health, focusing on the habitual use of supervision, a key factor in the prevention of anomalies.

The Company moved forward with contingency management and assessment improvement programs and with drills and training for emergency response to spills at gas stations, gas leaks and fire at Genelba Power Plant and spills in Neuquén at Rio Coyle.

Environment

Our operations are carried out prioritizing QSEH-related matters within a “sustainable development” context. We are committed to minimizing our impact on the environment, and are developing a framework to assess and report on the eco-efficiency of all of our business units. Eco-efficiency is based on the concept of creating more goods and services while using fewer resources and creating less waste and pollution.

Consistent with our strategic commitment to environmental responsibility, during 2013, we continued implementing projects with the purpose of minimizing QSEH-related risks at facilities. In addition, we focused on approval and development of technical and economic feasibility studies for the exploration and drilling of non-conventional systems.

We are continuously working on and developing actions aimed at reducing accidental spill risks mainly under programs for ducts and tanks. As from 2013 the Company strengthened the Zero Spill program by working out a plan with a strong commitment at the organizational level and with the purpose of preventing spills in all operations with a focus on three fundamental pillars: Management System, Facility Integrity and Contingencies.

We received a special recognition for Productive Innovation in the 2013 Integration Award granted by the Brazil Group for works performed in connection with the Austral asset on “Treatment of soils contaminated with hydrocarbons under adverse climate conditions through assisted bioremediation technique”.

We continued with systematic environmental care awareness and promotion campaigns such as those performed for the Environment Day, the Water Day and the Biodiversity Day.

Emergency Response

The Company is engaged in preventing, preparing for, and responding to emergency situations, with an emphasis on minimizing damage and rapidly restoring previous conditions in the event of an accident. To that end, we carry out a plan of standardization and revision of contingency processes in our units.

We conduct land and nautical drills to develop the skills and competency needed to carry out our emergency plans in different sectors involving the coordination of the activities of various parties to be called in an emergency. More than 1,450 individuals from the emergency-response community, including civil defense forces and firemen, have been trained in techniques for reducing leaks and firefighting related to land transportation.

Since 2004, we organize activities on handling of hazardous material emergencies relating to road transportation in several locations within the country, several of which activities culminate in road accident drills based on a range of different scenarios such as fire, spills and human injuries.

During 2013, we continued forming and training response teams, and reinforcing the training of several brigades in firefighting techniques and concepts and intervention protocols for rescues in confined spaces.

Health

Committed to promote the quality of life of its personnel, in 2013 PESA continued with its heart safe program under the American Heart Association’s international standards and with its certification as a smoke-free company through the Ministry of Health of the Republic of Argentina. In addition, it was recognized by the before mentioned Ministry as a blood donation-friendly company on account of the implementation of campaigns for voluntary donation of blood in the different assets and as a Healthy Workplace.

The Company continued with its Health Promotion and Protection Program, which not only promotes physical activity and healthy diet habits of its employees but also works on the handling of stress and prevention of diseases and accidents. Within this framework, PESA continued offering its employees individual advice on nutrition and smoking in all assets. During 2013, more than 1,200 employees participated in the different programs.

The Company also offered cardiopulmonary resuscitation and first aid training courses at all of its facilities for almost 1,000 employees. In addition, the Company continued with its physical activities plan in which 1,500 employees participated, carried out flu and tetanus vaccination campaigns throughout the Company and continued with the health and physical activity program specially designed for Fire Brigades and the Travel Medicine program.

Concerning Occupational Health, measurements of the work environment and specific risk maps were completed and follow-up of deviations was performed. The Company also continued with the ergonomics program involving the ergonomic survey of workplaces in all Company assets and specific training for the health team.

The alcohol and drug abuse program continued to be implemented through a new communication campaign for all employees in addition to the performance of informative workshops.

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

Originally, the Hydrocarbons Law provided that all oil and gas reserves located within the Argentine territory were owned by the Argentine government, but in 1992 a new regulatory framework was implemented in response to several changes in the Argentine oil and gas industry after the privatization of Yacimientos Petrolíferos Fiscales Sociedad del Estado (now YPF) and Gas del Estado (“GdE”). In order to respond to these changes, Law No. 24,145 (the “Privatization Law”) was enacted. Pursuant to the Privatization Law, the Argentine government transferred ownership of oil and gas reserves to the governments of the provinces where those reserves were located, upon satisfaction of certain conditions. Furthermore, pursuant to section 124 of the Argentine Constitution, as amended in 1994, provinces were also granted primary control over natural resources existing in their respective territories. In 2007, Law No. 26,197 (the “Federalization Law”) amended the Hydrocarbons Law to also provide that oil and gas areas belong either to (and should be administrated by) the Argentine government or the provinces, depending on the territory where the relevant areas are located.

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

Decree No. 1,277/12 also created the Commission under the supervision of the Secretaría de Política Económica y Planificación del Desarrollo del Ministerio de Economía y Finanzas Públicas, as well as the Registro Nacional de Inversiones Hidrocarburíferas (the “Registry”).

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

Under the Hydrocarbons Law, holders of exploration permits and production concessions are required to carry out all necessary works to find or extract hydrocarbons, using appropriate techniques, and to make the investments specified in their respective permits or concessions. In addition, holders must avoid damage to oil and gas fields and waste of hydrocarbons, must undertake adequate measures to prevent accidents and damage to agricultural activities, the fishing industry, communications networks and ground water, and must comply with all applicable federal, provincial and local laws and regulations. Failure by the holder of permits or concessions to make the relevant investments or take the measures required to avoid damages entitles the federal or provincial government who granted such permits or concessions to revoke or terminate them early, as applicable. Recently, provincial governments have revoked concessions, including a concession held by the Company, arguing that concessionaires had failed to make the required investment. See “Item 3. Key Information—Risk Factors—Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may not be renewed or could be revoked.”

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

On July 15, 2013, the Argentine Government created the System of Investment Promotion Regime for the Exploitation of Hydrocarbons by Decree No. 929/13 (“Promotion Regime”). Under the Promotion Regime, holders of exploration permits and/or concession rights registered in the National Registry of Hydrocarbon Investments may apply to be included in the Promotion Regime, provided that they submit to the Commision an investment project a direct investment of at least U.S.$1 billion, to be invested in the first five (5) years of such project. The beneficiaries of the Promotion Regime will be entitled to certain benefits, including, as from the fifth year of the start-up of their project, the right to freely trade in the foreign market twenty percent (20%) of the production of oil and gas produced in said project, at an export tax rate of zero percent (0%). Additionally, the Promotion Regime provides that any exploitation concession confers the exclusive right to exploit deposits of conventional and unconventional hydrocarbons that exist in the areas covered by the respective concession during the corresponding periods.

Resolution No. 9/13 of the Commission approved the regulatory requirements and conditions for the submission and subsequent incorporation of Investment Projects for the exploitation of hydrocarbons under the Promotion Regime.

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

The Argentine government has also imposed restrictions on exports, requiring producers to obtain authorization before performing export operations (pursuant to Decree No. 645/02 and SE Resolutions Nos. 1,679/04 and 1,338/06). Prior to obtaining the SE’s approval to export crude oil or diesel oil, producers must generally demonstrate that they have either satisfied local demand requirements or granted the domestic market the opportunity to purchase oil on similar terms. Potential exporters of diesel oil must also register in advance with the government (pursuant to SE’s Resolution No. 1,679/04).

In 2005, the Argentine government imposed additional requirements to guarantee the domestic supply of diesel oil to gas stations by refiners (pursuant to SE’s Resolutions Nos. 1,834/05 and 1,879/05). Initially, these regulations allowed gas stations to obtain diesel oil from third parties if refiners were unable to meet demand, with refiners bearing any additional costs incurred in procurement. In 2006, regulations were introduced to require refining companies, wholesalers and retailers to meet total reasonable diesel oil demand on a continuous basis in every region in Argentina at the same level demanded for the corresponding month in the previous year, plus an adjustment to account for growth in domestic product (pursuant to Secretary of Domestic Trade Resolution No. 25/06).

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

The SE’s Resolution No. 1,103/04 provides, pursuant to Decree No. 1,212/89, section 17, that in the case of gas stations operating under a brand, the brand owner under which fuels are sold shall be responsible for the specification, quality and quantity of products sold and for compliance thereof with reported requirements, and in the case of gas stations operating under no brand, the operator shall be the responsible party and fuel suppliers may also be jointly and severally liable when identified.

The Ministry of Federal Planning created the Energía Total (“Total Energy”) program in 2007 to help guarantee the supply of liquid and gas fuels to producers and to the Argentine population during 2008 (pursuant to Resolution No. 459/07). The program is designed to encourage the substitution of alternative fuels for natural gas and electricity consumption used in various production activities, and for electricity generation. The program has since been extended. ENARSA is in charge of coordinating the Total Energy program, under which two separate plans call for the provision of liquid and gas fuels. One goal of the program is to guarantee the supply of liquid fuels derived from oil (LPG, diesel, fuel oil, gasoline and octane enhancers) and to meet overall demand, based on economic growth and industrial development. The beneficiaries of this plan are primarily fuel refining and importing companies in Argentina that qualify pursuant to regulations governing the Total Energy program and that have reached an agreement with ENARSA.

From January 1, 2010, as established by Law No. 26,093, Decree No. 109/07 and other regulations, all fuels sold in Argentina must contain 5% of bioethanol blending in gasoline and biodiesel in diesel.

On January 17, 2014, Resolution 1/14 of the Commission approved the “Procedure for Light Crude Oil Imports”, fixing the maximum quantities of light crude oil that may be imported by each market participant on the basis of idle refining capacity, refinery complexity and domestic market share (market share) of gasoline and diesel. Resolution 1/14 further provides that the Commission will evaluate each import proposal submitted to it and determine actual import volumes to be assigned to each importer, in accordance with the referenced maximum quantities.

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

Furthermore, Decree No. 1,277/12 prohibits primary and secondary refineries to discontinue supply due to programmed or unprogrammed shutdowns, scheduled maintenance programs or changes or improvements in the refining processes, and empowers the Commission to apply the sanctions provided in Law No. 20,680, including, fines, forced temporary shutdowns, requisition of goods and products, and imprisonment, among others.

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

Concessionaires are required to file monthly affidavits with the SE and the relevant provincial authorities, informing:

•

the quantity and quality of extracted hydrocarbons, including the computable production levels of liquid hydrocarbons and a breakdown of the crude oil (by type), condensate and total natural gas recovered (with a 0.1% maximum error tolerance);

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

On May 21, 2007 the Argentine government announced that it was temporarily intervening in the operations of ENARGAS. Though the board of directors of ENARGAS continues to perform functions, as of the time of filing of this Annual Report, officials from the Argentine government currently exercise control over ENARGAS in consultation with the board of directors. The Argentine government has not indicated the intended duration of this arrangement.

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

•	the creation of an electronic wholesale market to coordinate “spot” transactions for the sale of natural gas and secondary market transactions for transportation and distribution of natural gas; and

•	a prohibition on distributors or their shareholders from having a controlling participation in more than one gas dealer.

On December 3, 2008, Decree No. 2,067/08 created the trust fund to ensure the availability of natural gas imports as required to meet domestic supply needs.

On October 4, 2010, ENARGAS’ Resolution No. 1,410/10 incorporated modifications to the mechanism for release of natural gas, mainly prioritizing demand corresponding for Residential consumers and CNG. Accordingly, each distributor may apply daily volumes above the commitments Ministry of Federal Planning Resolution No. 599/07. ENARGAS Resolution No. 1,410/10 also enables carriers to reallocate volumes injected into the transportation system.

On November 14, 2011, ENARGAS’ Resolution No. 1,982/11 increased the amount to be received by the trust fund created by Decree No. 2,067/08 as from December 2011, and expanded the customer base reached.

On April 26, 2013, the Commission approved the general rules applicable to the Stimulus Program for Surplus Injection of Natural Gas (Programa de Estímulo a la Inyección Excedente de Gas Natural) by Resolution 3/13, establishing a price of 7.50 US$/MMBTU for natural gas excess injection. Furthermore, on November 29, 2013, the Commission enacted Resolution 60/13 (later modified in March 2014, through Resolution No. 22/2014), which created the Stimulus Program for Surplus Injection of Natural Gas for Businesses with Reduced Injection (Programa de Estímulo a la Inyección de Gas Natural para Empresas con Inyección Reducida).

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

Prices resulting from this framework are used as a reference for calculating royalties and are used by ENARGAS in calculating any necessary adjustments in tariffs that result from variations in the price of gas. In addition, Decree No. 181/04 required that all agreements for the sale of natural gas be filed with the electronic gas market, and granted authority to the SE to regulate the sale of gas (i) between producers and (ii) between producers and their associates.

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

Companies registered in the Registry created by Decree No. 1,277/12 may submit applications for this Stimulus Program, subject to the terms and conditions for access established in the annex of Resolution No. 1/13 of the Commission. Companies that apply must indicate:

(i)	the calculation of base injection (natural gas volume proposed in connection with the project that the relevant starting point for calculation be the surplus injection duties assumed by the company);

(ii)	the duration of the project, which shall not exceed five years, renewable at the request of the company, upon decision of the Commission;

(iii)	the calculation of adjusted basis injection (according to a rate of decline that will be calculated for each company in MMm3/d), for the proposed period;

(iv)	the calculation of base price (weighted average price for the year 2012 from natural gas prices set for each consumer segment of the domestic market);

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

Resolution 3/13 of the Commission approved the general rules applicable to the Stimulus Program for Surplus Injection of Natural Gas (Programa de Estímulo a la Inyección Excedente de Gas Natural). Under such program, producers were required to submit their projects for an increase in total natural Gas injection for a maximum period of five years, with a view to increasing production and achieving higher activity and employment levels in the sector. A price of 7.50 US$/MMBTU was established for natural gas excess injection, with penalties involving LNG imports in the case of non-compliance with committed volumes. PESA submitted its project on a timely basis and is currently discussing the terms of the project with the Commission.

Furthermore, the Commission enacted Resolution 60/13 (later modified through Resolution No. 22/2014), which created the Stimulus Program for Surplus Injection of Natural Gas for Businesses with Reduced Injection (Programa de Estímulo a la Inyección de Gas Natural para Empresas con Inyección Reducida). Under this program, producers are required to submit projects to increase natural gas production levels no later than April 30, 2014. Such program is directed to companies without previous production or with a maximum production of 4 MMm3/d, with price incentives in the case of production increases and penalties involving LNG imports in the case of non-compliance with committed volumes. Moreover, companies eligible for this program mentioned in the preceding paragraph and meeting the relevant requirements may request withdrawal from such program and admission in the current program.

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

•

Trust Fund: a trust fund was established to subsidize the consumption of LPG by the low-income residential sector and expanding the distribution network to areas without service. The trust is to be funded from the proceeds of sanctions collected under this law and contributions from the national budget.

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

Electricity generators accepted the opportunity under the SE’s Resolution No. 1,427/04 to participate in the FONINVEMEM projects. PESA contributed 35% of its credits accrued in the MEM during the 2004-2006 period for the construction of the combined cycle generators mentioned above, and earned the right to be a shareholder in the companies in charge of these projects.

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

The ENRE is an autonomous agency created by the Regulatory Framework Law. The ENRE has a variety of regulatory and jurisdictional powers, including, among others:

•	enforcement of the Regulatory Framework Law and related regulations;

•	control of the delivery of electric services and enforcement of the terms of concessions;

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

Generators

As of December 31, 2013, Argentina’s installed power capacity was 31,139 MW. Of this amount, 61% was derived from thermal generation, 36% from hydraulic generation and 3% from nuclear generation.

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

Dividends distributed by us to our shareholders, in excess of the Company’s taxable accumulated income for the previous fiscal year, whether in cash, property or other equity securities, and any other payment in kind, are subject to income tax withholding at the rate of 35% in respect of such excess (“Equalization Tax”). This is a final tax and it is not applicable if dividends are paid in shares (acciones liberadas).

In addition, dividends paid by us to our Argentine individual shareholders and undivided estates as well as to our foreign shareholders are subject to tax at a 10% rate. The 10% tax rate is calculated over the net dividend after giving effect to the Equalization Tax.

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

The National Assembly has approved (i) the principal terms of the conversion agreements and the form of organizational documents for the mixed-ownership companies; (ii) amendments to the Hydrocarbons Organic Law and certain tax laws to allow the mixed-ownership companies to sell their production of crude oil to PDVSA and its associates and to qualify as exporters for VAT purposes; and (iii) the Law for Regulating the Participation of Private Entities in Primary Activities, which limits private company participation in primary activities in Venezuela to participation through mixed-ownership companies.

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

In 2011, the abovementioned law was replaced, creating two special contributions, one for “extraordinary” prices and another for “exorbitant” prices, to be applied to the difference between the price set forth by the Venezuelan national budget and the monthly average of international prices of the basket of Venezuelan liquid hydrocarbons. In 2013, the Venezuelan government reformed the Decree No. 8,807/12, introducing modifications and updates the rates of these specials contributions. For the purposes of the law are considered exorbitant prices those whose monthly average of international prices of the basket of Venezuelan liquid hydrocarbons exceed U.S.$80 per barrel. These special contributions are recorded by mixed-ownership companies as selling expenses in their financial statements and negatively impact such mixed-ownership companies’ earnings.

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

ORGANIZATIONAL STRUCTURE

The following diagram illustrates the corporate organizational structure of PESA and its subsidiaries, as of the date of this Annual Report:

In addition to the companies included in this chart, we have holding companies in Spain, Bolivia, the Cayman Islands, Bermuda and Argentina, which are not reflected in the chart. Some of our material subsidiaries and associates are held through such holding companies.

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

Item 4A. UNRESOLVED STAFF COMMENTS

None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our Audited Consolidated Financial Statements and the notes to thereto. Our audited consolidated financial statements were prepared in accordance with IFRS as issued by the IASB. See “Item 3. Key Information—Selected Financial Data—Presentation of Financial Information in accordance with IFRS.”

ANALYSIS OF CONSOLIDATED RESULTS OF OPERATIONS

OVERVIEW

PESA is a vertically integrated energy company engaged in:

•	oil and gas exploration and production;

•	refining and distribution;

•	petrochemicals; and

•	gas and energy.

Our long-term strategy is to grow as a vertically integrated energy company in Argentina, while being a leader in profitability as well as social and environmental responsibility.

Our principal place of business has historically been Argentina, but as of December 31, 2013 we also had operations in Venezuela, Bolivia, Ecuador and Mexico. Approximately 77% of our total assets, 99% of our sales, 90% of our combined crude oil and gas production and 86% of our proved oil and gas reserves were located in Argentina as of December 31, 2013. Fluctuations in the Argentine economy and actions adopted by the Argentine government have had and will continue to have a significant effect on Argentine private sector entities, including us. See “Item 3. Key Information—Risk Factors.”

Year to year fluctuations in our income are a result of a combination of factors, principally including:

•	The volumes of crude oil, oil products and natural gas we produce and sell;

•	Changes in international prices of crude oil and oil by-products, which are denominated in U.S. dollars;

•	Fluctuations in the Argentine peso/U.S. dollar exchange rate;

•	Interest rates;

•	Changes to our capital expenditures plan and the related depreciation expense;

•	Price and export controls on crude oil and oil by-products imposed by the Argentine government; and

•	Changes in other laws or regulations affecting our operations, including with respect to tax and environmental matters.

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

(a) Value of the Peso Against Foreign Currencies

As of December 31, 2013, the peso-U.S. dollar rate of exchange was Ps. 6.49 per U.S. dollar, compared to Ps. 4.91 and Ps. 4.30 per U.S. dollar as of December 31, 2012 and 2011, respectively.

As of December 31, 2013, 2012 and 2011, a significant portion of our financial debt was denominated in U.S. dollars. This situation exposes the Company to risks associated with the exchange rate. However, the impact on our results of operations derived from variations in the exchange rate related to our financial debt over such periods was partially mitigated by certain financial assets maintained in U.S. dollars and by net investments in foreign operations denominated in foreign currency, which are disclosed in Shareholders’ Equity under “Other Comprehensive Income” in the Consolidated Statement of Comprehensive Income.

Accordingly, the exchange differences for fiscal years 2013, 2012 and 2011 accounted for gains of Ps. 171 million, Ps. 138 million and Ps. 91 million, respectively.

In January 2014, the peso lost approximately 24% of its value with respect to the US Dollar. Since January 2014, the Argentine Central Bank has substantially increased domestic interest rates (the BADLAR rate stood at 26.5% p.a. as of March 31, 2014).

See “Item 3. Key Information—Risk Factors—Factors Relating to Argentina—Economic and political instability in Argentina has affected and may continue to adversely affect our financial condition and results of operations.” and “—Fluctuations in the value of the peso could adversely affect the Argentine economy, our results of operations or financial condition.”

(b) Inflation

Historically, the Argentine economy has exhibited significant volatility, characterized by periods of high inflation.

In accordance with IFRS, the financial information set forth below has not been adjusted to reflect inflation since the date of our IFRS transition, which is January 1, 2009.

In 2013, 2012 and 2011, the Argentine consumer price index, according to statistics prepared by the INDEC, reflected inflation of 10.9%, 10.8% and 9.5%, respectively, and the Argentine wholesale price index rose 14.7%, 13.1% and 12.7%, respectively, during such years, also according to the INDEC.

On February 13, 2014 the INDEC released a new inflation index that measures prices on goods across the country and replaces the previous index that only measured inflation in the urban sprawl of the City of Buenos Aires. Under the new methodology, the January, February and March 2014 consumer price index rose 3.7%, 3.4% and 2.6%, respectively. The IMF has reacted cautiously to the new index, declaring that it will review Argentina’s reports on progress in revising its inflation and gross domestic product statistics later in 2014.

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

(2) Regulation of the Energy Industry in Argentina

Over the past several years, except for the period that followed the global financial crisis in the third quarter of 2008, commodity prices of hydrocarbon products experienced an extended period of sustained increases. The Argentine government imposed a series of regulations, particularly focused on the energy sector, aimed at reducing the impact of inflationary pressures from such high prices and seeking to ensure energy supplies to the domestic market.

The level of government intervention in the economy may continue or increase, which may affect Argentina’s economy and, in turn, our business, results of operations and financial condition. See “Item 3. Key Information—Risk Factors—Factors Relating to Argentina—Government intervention in the Argentine economy could adversely affect our results of operations or financial condition.”

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

In addition, the above resolution established that natural gas producers’ commitments to supply the CNG and power plant market segments would terminate on December 31, 2009. However, the SE unilaterally extended such supply commitments, which remain in force.

As regards the gradual recovery in prices, the power plant segment experienced the highest increase. In the case of the residential segment, however, prices did not increase significantly.

With respect to the CNG segment, in August 2012 the SE, through Resolution No. 1,445/12, set a new price relating to natural gas for CNG services of Ps. 0.4945 per cubic meter, representing an increase of approximately 300%, and provided for the investment of the additional resources obtained in the development of conventional gas resources.

Concerning SE Resolution No. 599/07, which expired on December 31, 2011, the SE issued Resolution No. 172/11 dated December 29, 2011, providing for the provisional extension of the gas allocation rules set forth under SE Resolution No. 599/07 until substitute measures are adopted. Accordingly, PESA continues as of the date of this Annual Report to be subject to the same supply commitments with respect to the various Argentine market segments.

In January 2007, through SE Resolution No. 1,886/07, the SE confirmed that hydrocarbon exports are contingent upon adequate satisfaction of domestic demand and export sales have to be authorized on a case-by-case basis by the Argentine government. See “Item 3. Key Information—Risk Factors—Factors Relating to Our Business—Limits on exports of hydrocarbons and related oil products have affected and may continue to affect our results of operations.”

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

In September 2008, through SE Resolution No. 1,070/08, the Argentine government approved an agreement with natural gas producers for a reduction in the price of 10 kg butane cylinders. This agreement resulted in an increase in natural gas prices of 15% for residential users, 8% for CNG and 13% for electricity generation. The reduction in the LPG sales price is financed with contributions by producers, originally equivalent to 65% of the price increase resulting from the above resolution, and subsequently equivalent to 100% of such price increase as from December 2008. Under SE Resolution No. 1,417/08, an 80% increase was imposed on the price applicable to a sector of the R3 residential segment as from November 2008. The Natural Gas Producers Supplementary Agreement approved by SE Resolution No. 1,070/08 was renewed for 2010, 2011, 2012 and 2013. At the end of 2013, a Fifth Addendum to this Agreement was signed, extending its validity through 2014.

In addition, a trust fund was created (pursuant to Decree No. 2,067/08) to cover natural gas imports required to secure supply of the domestic market. The resulting expenses are borne by users of the regulated transportation and/or distribution services, by natural gas processing companies and by gas consumers receiving gas directly from producers without using natural gas transportation or distribution systems.

In August 2009, the Argentine government and natural gas producers signed a “social peace” agreement, which provided that such companies should maintain production activity levels in exchange for an increase in the wellhead price of natural gas for the power plant segment, which would result in a 30% increase in such price.

In October 2010, through ENARGAS Resolution I-1,410, the natural gas delivery method was modified, placing a priority on supply to meet the residential and CNG segments’ demand. As a result, each distribution company was able to request volumes on a daily basis above committed volumes under the Natural Gas Producers Agreement (pursuant to SE Resolution No. 599/07). This resolution implied delivering a higher volume to meet the prioritized demand.

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

Law 26,741, which was passed in May 2012, declared the achievement of self-sufficiency in hydrocarbons supply and the activities of exploration, exploitation, industrialization, transportation and marketing of hydrocarbons to be of public interest. In addition, YPF S.A.’s and Repsol YPF Gas S.A.’s net assets were declared of public interest and Repsol’s interests in those entities became subject to expropriation up to fifty one per cent (51%) of total equity.

By means of Decree No. 1,277/12, which was passed in July 2012, the Argentine government approved the regulations for the implementation of Law 26,741 and issued the Rules of the Argentine Hydrocarbons Sovereignty regime. These rules provide for the development of a National Hydrocarbons Investment Plan with the stated goals of maximizing investment and ensuring sustainability of related activities in the short, medium and long term. In addition, Decree No. 1,277/12 abrogated certain sections of Decrees 1,055/89, 1,212/89 and 1,589/89 that had provided for the free availability of hydrocarbons produced in granted concession areas, free commercialization of hydrocarbons products in the domestic and foreign markets, and the freedom to set prices. As of the date of this Annual Report, the Company has complied with all applicable reporting requirements set forth in Decree No. 1,277/12.

In February 2013, the Commission issued Resolution No. 1/2013 establishing the Stimulus Program for Surplus Injection of Natural Gas. Under such program, producers were required to submit their projects for an increase in total natural gas injection for a maximum period of five years, with a view to increasing production and achieving higher activity and employment levels in the sector. A price of 7.50 US$/MMBTU was established for natural gas excess injection, with penalties involving LNG imports in the case of non-compliance with committed volumes. PESA submitted its Project on a timely basis and is currently discussing the terms of the Project with the Commission.

In turn, in November 2013, through Resolution No. 60/2013 (later modified in March 2014, through Resolution No. 22/2014), the Commission created the Natural Gas Injection Incentive Program for Companies with Reduced Injection. Producers are required to submit projects to increase natural gas production levels no later than April 30, 2014. Such program is directed to companies without previous production or with a maximum production of 4 MMm3/d, with price incentives in the case of production increases and penalties involving LNG imports in the case of non-compliance with committed volumes. Moreover, companies eligible for the Program mentioned in the preceding paragraph and meeting the relevant requirements may request withdrawal from such program and admission in the current program.

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

(c) Downstream Margins

Downstream margins declined significantly after the enactment of the Public Emergency Law in January 2002. Since that time, the Argentine government has actively intervened in the fuel market to secure domestic supply and limit increases in the price of gasoline and diesel at the retail level in the domestic market. See “Item 3. Key Information—Risk Factors—Factors relating to Our Business—Limitations on local pricing in Argentina may adversely affect our results of operations.” Commencing in 2007, the Argentine government allowed gradual increases in fuel prices, which facilitated a partial recovery in our margins. On April 10, 2013, Secretary of Domestic Trade Resolution No. 35/13 was published in the Official Gazette, setting maximum sales prices for liquid fuels for a period of six months, later extended for 45 additional days (Secretary of Domestic Trade Res. No. 108/13). Resolution No. 108/13 has not been extended. On February 2014, the Argentine government agreed with some of the main oil companies and refineries a 6% maximum increase in their liquid fuels prices, subject to monthly review, and promoted individual agreements between producers and refiners to apply gradual discounts in crude oil purchases.

Demand for fuel in the Argentine market has steadily grown over the last several years. To secure domestic supply, in the face of growing demand and the inability of Argentine refineries to significantly increase production levels, in 2006 the Secretary of Domestic Trade promulgated Resolution No. 25/06, which required refining companies to supply all diesel market demand with a baseline equal to the demand for the same month of the prior year, plus an estimated market variation.

Under Law No. 26,022, diesel imports and sales in the domestic market of volumes imported during 2006 and 2007 were exempted from taxes on liquid fuels, natural gas and diesel, and from other taxes. During subsequent years, this exemption was incorporated into the Argentine Budget Law and the SE has since issued several resolutions proposing that hydrocarbon market operators participate in this regime. In 2013, PESA utilized this tax exemption and imported 161,000 cubic meters of diesel.

In the future, subject to the production capacity of our plants and real market growth levels, we may be required to continue importing diesel pursuant to Secretary of Domestic Trade Resolution No. 25/06, supplying the domestic market at the local price. This obligation could have an adverse effect upon our results of operations, as we do not have any assurance that the Argentine government will in the future subsidize the cost of these programs or incorporate related tax exemptions into the Argentine Budget Law.

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

In an effort to reduce the Stabilization Fund deficit, the Argentine government initially made contributions to the fund and reinstated seasonal adjustments, recognizing some of the increased costs resulting from the recovery of natural gas prices pursuant to applicable regulations in the determination of wholesale spot prices. Subsequently, the SE encouraged MEM creditors to participate in investments in electric power generation in order to increase the available supply of electric power generation in Argentina. For this purpose, two investment funds were organized, FONINVEMEM I and II. The financing of FONINVEMEM I and II was made through the contribution of 35% and 50% of the credit balances recorded in the 2004-2006 period and in the year 2007, respectively, resulting from the spread between the selling price of energy and the variable generation cost in the spot market. The total contribution by all wholesale electric market private creditors is estimated at U.S.$530 million for all periods, of which PESA contributed U.S.$55 million, dedicating U.S.$39 million to FONINVEMEM I and U.S.$16 million to FONINVEMEM II.

On October 17, 2005, under the terms of SE Resolution No. 1,193, PESA and other MEM creditors formally announced their decision to manage the construction, operation and maintenance of two power plants of at least 800 MW each, the Termoeléctrica Manuel Belgrano and Termoeléctrica José de San Martín plants. Combined construction costs of the plants was approximately U.S.$1.3 billion and was funded with the contributions to FONINVEMEM I and II, with an additional charge imposed on consumers, and with contributions from the Argentine government.

The gas turbines of the Termoeléctrica Manuel Belgrano and Termoeléctrica José de San Martín power plants were operating in open cycle mode as of December 31, 2009 and in combined cycle as from the first quarter of 2010.

The Company recovers the amounts contributed to the FONINVEMEM I, in 120 monthly installments starting March 2010, upon authorization of commercial operations of both power plants in the combined cycle mode referred to above.

By December 31, 2009 the funds contributed by the Company to FONINVEMEM II had been fully recovered through investment in additional electricity generation projects under Resolution No. 564/2007 issued by the SE, whereby the Company built Genelba Plus, a 165 MW thermoelectric plant close to the existing Genelba Power Plant.

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

On November 25, 2010, an agreement was entered into between generators and the SE to start readjustment of the MEM and comply with SE Resolution No. 1,427/04. Pursuant to this agreement, generators expected to start receiving a higher fee for monthly generation capacity availability, regardless of the actual dispatches to the SIN. In addition, higher operation and maintenance costs were to be recognized according to fuel used for generation. Generators, in turn, undertook to continue with their maintenance investment plans and to make investments with the proceeds from sales which generated the credit with CAMMESA described above. As from 2012, the agreement was terminated.

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

In March 2013, the SE approved Resolution No. 95/2013 involving changes in the compensation scheme for MEM Generators, Co-generators and Self-generators except for Plus Generators, Binational Hydroelectric Generation and Nuclear Generation, among others. The following changes are applicable to Generators adhering to this new scheme:

1.

changes in the compensation of generation companies according to their production scale and technology. Non fuel fixed and variable costs and an additional compensation are paid; payment of the latter two items is subject to the generation of each power plant, with a portion of the additional compensation being applied to a trust to finance works in the electricity sector.

2.

temporary suspension of agreements among private companies between Generators and Larger Users in the MEM, in connection with both energy and fuels and related products, that will be managed by CAMMESA.

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

UNIREN is currently renegotiating the contracts with TGS. Pursuant to Law No. 26,896, enacted in December 2013, the term to renegotiate contracts for public works and utility services was extended through December 31, 2015. See “Item 4. Information on the Company—Gas and Energy—Gas Transportation—TGS—Tariff Renegotiation Process”.

We are unable to predict the future development of renegotiation processes involving tariff and concession contracts or the impact they may have on the results of operations or the financial position of TGS.

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

As a result of full payment of CIESA’s financial debt, in the third quarter of 2012 we recorded a net gain of Ps. 291 million attributable to our equity interest in CIESA, of which Ps. 221 million and Ps. 165 million are shown under “Other Operating Income” and “Share of Profit of Equity Accounted Investees,” respectively, with a Ps. 95 million charge recorded in the “Income Tax” line item.

Pursuant to the settlement agreement and the decisions taken by CIESA’s board of directors’ meeting held on October 23, 2012, on January 2, 2013 CIESA notified the CNV of the formal cancellation of its corporate bonds, initiating formal steps for CIESA´s withdrawal from public offering and listing. On May 30, 2013, the CNV ordered CIESA’s withdrawal from public offering and listing, through Resolution No. 17,904.

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

As of December 31, 2013, the book value of our direct and indirect interest in Venezuelan mixed-ownership companies, net of impairment charges, was Ps. 3.1 billion. The recoverability of these investments is highly sensitive to crude oil price volatility, to economic, social and regulatory changes in Venezuela and, particularly, to the decisions made by management of the mixed-ownership companies. Decreases in crude oil prices, fluctuations in economic conditions, the adoption of more restrictive measures by the Venezuelan government, and decisions by mixed-ownership companies to limit the development of reserves could adversely affect the valuation of the recoverability of our investment in these companies and, consequently, our income. As a result of the aforementioned variables, in the years ended December 31, 2013, 2012 and 2011, we recorded writedowns of Ps. 520 million, Ps. 285 million and Ps. 281 million , respectively, related to our assets in Venezuela.

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

During 2013, the annual average price of WTI reference crude oil was U.S.$97.9 per barrel, accounting for a 4% increase compared to 2012. The annual average price of (UK) Brent oil was U.S.$108.8 per barrel, representing a premium over the WTI price of approximately U.S.$10.9.

(5) Oil and Gas Production in Argentina

Oil and gas reserves in Argentina have followed a downward trend in recent years. During 2013, according to the SE, oil production in Argentina declined to an average of 540 thousand barrels per day, a 2% decrease compared to 2012. Gross gas production decreased 5% to 114 million cubic meters per day. Our oil and gas production accounted for approximately 8% and 6% of total oil and gas production in Argentina, respectively, during 2013.

In this context, our oil and gas reserves in Argentina, net of additions, declined 3% in 2013 and 2% in 2012. Our production decreased 3% in 2013 compared to a 6% increase in 2012.

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

On May 31, 2012, we purchased a 39.671% interest in PELSA from our controlling company, PPSL, for a price of U.S.$249.4 million. As from such date, PESA has exercised control over PELSA with a 58.88% total equity interest. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Acquisition of Companies.”

In 2013, the Province of Chubut approved a ten-year extension of the concession agreement for El Tordillo and La Tapera-Puesto Quiroga areas.

(8) Divestment of Innova

On March 31, 2011, we agreed to sell our 100% interest then held in Innova S.A. (“Innova”), Brazil, to our controlling company, Petrobras, for a price of U.S.$332 million. This transaction is consistent with the Company’s strategy to prioritize its activities in Argentina. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Sale of Companies.”

(9) Divestment of Distrilec

On January 30, 2013, we sold our 48.5% indirect interest in Distrilec, the parent company of Edesur for a price of U.S.$35 million and recorded a loss of P$34 million in 2013 (see Note 13.1.1 to the Audited Consolidated Financial Statement).

DISCUSSION OF RESULTS

The table below presents our selected consolidated financial data for the fiscal years indicated.

Presentation of Financial Information in accordance with IFRS

Since January 1, 2012, in compliance with adopted accounting standards applicable to public companies in Argentina and regulations introduced by the CNV, PESA prepares its statutory financial statements in accordance with IFRS as issued by the IASB.

Consistent with Item 18 of Form 20-F, we continue to provide the disclosure required under ASC Topic 932, as this is required regardless of the basis of accounting on which we prepare our financial statements.

	Year Ended December 31,
	2013	2012	2011
	(in millions of pesos)
IFRS Summary Financial Data:
Continuing Operations:
Sales	15,340	12,765	11,104
Cost of sales	(11,260)	(9,619)	(8,462)

Gross profit	4,080	3,146	2,642
Administrative and selling expenses	(1,797)	(1,430)	(1,222)
Exploration expenses	(82)	(212)	(391)
Other operating expenses, net	(571)	(121)	(831)
Share of profit of equity accounted investees	(279)	(148)	(36)

Operating income	1,351	1,235	162
Financial results	53	(70)	(176)

Income before income tax	1,404	1,165	(14)
Income tax	(552)	(492)	(15)

Income from continuing operations	852	673	(29)
Discontinued Operations:
Income from discontinued operations	—	—	706

Net income	852	673	677

Net income attributable to:
Shareholders of the Company	779	618	681
Non-controlling interest	73	55	(4)

Total	852	673	677

The following tables set out sales, gross profit (loss) and operating income for each of our business segments for the years ended December 31, 2013, 2012 and 2011. Sales eliminations relate to intersegment sales. Gross profit eliminations relate to adjustments related to intersegment sales and costs associated with such sales. Intersegment transactions are made at market prices.

The business segment year-to-year comparisons that follow the table include intersegment sales.

	For the year ended December 31,
	2013	2012	2011
	(in millions of pesos)
Sales (1)

Oil and Gas Exploration and Production	7,838	6,113	4,144
Refining and Distribution	8,146	6,957	7,351
Petrochemicals	3,348	2,907	1,803
Gas and Energy (2)	2,704	2,522	2,336
Corporate, Other and Eliminations	(6,696)	(5,734)	(4,530)

Total	15,340	12,765	11,104

Gross Profit (loss) (3)

Oil and Gas Exploration and Production	2,337	1,867	1,162
Refining and Distribution	794	573	732
Petrochemicals	521	224	241
Gas and Energy (2)	486	433	567
Corporate, Other and Eliminations	(58)	49	(60)

Total	4,080	3,146	2,642

Operating Income

Oil and Gas Exploration and Production	1,342	1,072	(113)
Refining and Distribution	216	12	245
Petrochemicals	306	152	133
Gas and Energy (2)	398	548	579
Corporate, Other and Eliminations	(911)	(549)	(682)

Total	1,351	1,235	162

(1)	Royalties with respect to the oil and gas business in Argentina are accounted for as a cost of production and are not deducted in determining sales.
(2)	This segment includes Electricity and Gas Transportation.
(3)	Sales less cost of sales.

YEAR ENDED DECEMBER 31, 2013 COMPARED TO YEAR ENDED DECEMBER 31, 2012

Net income attributable to shareholders of the Company: Net income attributable to the shareholders of the Company increased by Ps. 161 million, or 26.1%, to Ps. 779 million in 2013 from Ps. 618 million in 2012.

Sales: Sales increased by Ps. 2.6 billion, or 20.2%, to Ps. 15.3 billion in 2013 from Ps. 12.8 billion in 2012. Sales increased by Ps. 1.7 billion, Ps. 1.2 billion, Ps. 441 million and Ps. 182 million in the Oil and Gas Exploration and Production, Refining and Distribution, Petrochemicals, and Gas and Energy business segments, respectively. Intercompany sales totalled Ps. 6.7 billion in 2013 and Ps. 5.7 billion in 2012.

Gross profit: Gross profit for 2013 increased by Ps. 934 million, or 29.7%, to Ps. 4.1 billion from Ps. 3.1 billion in 2012. Gross profit increased by Ps. 470 million, Ps. 297 million, Ps. 221 million and Ps. 53 million in the Oil and Gas Exploration and Production, Petrochemicals, Refining and Distribution, and Gas and Energy business segments, respectively.

Administrative and selling expenses: Administrative and selling expenses increased by Ps. 367 million, or 25.7%, to Ps. 1.8 billion in 2013 from Ps. 1.4 billion in 2012, mainly as a consequence of increases of Ps. 143 million, Ps. 87 million and Ps. 45 million in the Refining and Distribution, Oil and Gas Exploration and Production and Petrochemicals business segments, respectively.

Exploration expenses: Exploration expenses totalled Ps. 82 million in 2013 and Ps. 212 million in 2012 and are attributable to operations in Argentina. Expenses for both fiscal years are attributable to abandonment of on-shore wells. See “—Analysis of Operating Income by Business Segment—Oil and Gas Exploration and Production.”

Other operating expenses, net: Other operating expenses, net, totalled Ps. 571 million and Ps. 121 million in 2013 and 2012, respectively.

Other operating expenses for 2013 included losses of Ps. 118 million attributable to the plant shutdown in 2013 and a loss of Ps. 34 million as a result of the sale of Edesur’s shares in the first quarter of 2013. Other operating expenses for 2012 included a gain of Ps. 221 million attributable to CIESA’s debt restructuring.

Share of profit of equity accounted investees: Losses resulting from our share of profit of equity accounted investees increased by Ps. 131 million in 2013, to Ps. 279 million in 2013 from Ps. 112 million in 2012, mainly attributable to an increased loss of 210 in the Oil and Gas Exploration and Production business segment, only partially offset by improvements of Ps. 46 million and Ps. 33 million in the Gas and Energy and Refining and Distribution business segments, respectively. See “—Analysis of Share of Profit of Equity Accounted Investees.”

Operating income: Operating income increased by Ps. 116 million in 2013 to Ps. 1.4 billion, from Ps. 1.2 billion in 2012. Operating income increased by Ps. 270 million, Ps. 204 million and Ps. 154 million in the Oil and Gas Exploration and Production, Refining and Distribution and Petrochemicals business segments, respectively, and declined by Ps. 150 million in 2013 for the Gas and Energy business segment.

•

Financial results: Financial results accounted for a gain of Ps. 53 million in 2013 compared to a loss of Ps. 70 million in 2012. This improvement is basically attributable to improved performance of financial assets, with a net monetary asset position in foreign currency, and, to a lesser extent, a lower financial debt burden as a consequence of the Company’s debt reduction policy.

Income tax: Income tax charges totalled Ps. 552 million and Ps. 492 million in 2013 and 2012, respectively, consistent with an improvement in our results of operations in 2013.

PESA’s business is mainly focused on the energy sector, through activities relating to oil and gas exploration and production, refining and distribution, petrochemicals and gas and energy. Assets and operating losses related to the Corporate segment, expenses not attributable to any other operating segment and intercompany eliminations are collectively shown. The Corporate segment includes expenses such us management fees, taxes on financial transactions, financial liabilities interests and income taxes, which are incurred by us in the ordinary course of operations.

ANALYSIS OF OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

Operating income: Operating income for the Oil and Gas Exploration and Production business segment increased by Ps. 270 million, or 25.2%, to Ps. 1.3 billion from Ps. 1.1 billion in 2012.

Sales: Sales increased by Ps. 1.7 billion, or 28.2%, to Ps. 7.8 billion in 2013 from Ps. 6.1 billion in 2012, mainly due to the improvement recorded in our results of operations in Argentina for 2013.

Argentina

Sales attributable to our operations in Argentina increased by Ps. 1.7 billion, or 28.7%, to Ps. 7.6 billion in 2013 from Ps. 5.9 billion in 2012.

Consolidation of PELSA’s operations as from June 1, 2012 resulted in the recognition of sales of Ps. 1,7 billion in 2013 and Ps. 869 million in 2012. Excluding these effects, oil and gas sales increased by Ps. 867 million to Ps. 6 billion from Ps. 5,1 billion, mainly as a result of a 29.5% rise in average sales prices. The combined daily sales volumes of oil and gas, however, decreased by 8.9%, averaging 73.3 thousand boes per day.

Lower production of both oil and gas is primarily attributable to the natural decline of mature fields. This effect was partially offset by an increase in production volumes derived from new wells in Medanito and Jagüel de los Machos.

Crude oil sales rose Ps. 681 million, or 16.1%, to Ps. 4,9 billion from Ps, 4,2 billion in 2012, mainly due to a 24% increase in the average sales price (driven by increases in domestic prices) to Ps.392 per barrel from Ps. 316 per barrel. Sales volumes totalled 34.2 thousand barrels per day in 2013, compared to 36.4 thousand barrels per day in 2012.

Gas sales rose Ps. 209 million, or 25.1%, to Ps. 1 billion from Ps. 832 million, primarily due to a 41.5% increase in the sales price to Ps. 12.2 per thousand cubic feet from Ps. 8.6 per thousand cubic feet, mainly due to recognition of a higher price (under the Gas Plus program) sold from the Neuquén basin to industries and trading companies. Daily gas sales volumes totalled 234.1 million cubic feet and 264.1 million cubic feet in 2013 and 2012, respectively.

Outside of Argentina

Total sales volumes for operations outside of Argentina increased by Ps. 17 million, or 9.9%, to Ps. 189 million in 2013 from Ps. 172 million in 2012, mainly attributable to operations in Bolivia and Mexico.

Gross profit: Gross profit increased by Ps. 470 million, or 25.2%, to Ps. 2.3 billion in 2013 from Ps. 1.9 billion in 2012. Our margin on sales was 29.8% and 30.5% in 2013 and 2012, respectively.

Consolidation of PELSA’s operations accounted for a gross profit of Ps, 642 million in 2013 and Ps. 355 million in 2012. Excluding these effects, gross profit rose Ps. 183 million to Ps. 1,7 billion from Ps. 1,5 billion and margin on sales decreased to 27.6% in 2013 from 28.8% in 2012, mainly due to operations in Argentina.

In 2013, gross profit attributable to operations in Argentina increased Ps. 173 million, or 12%, to Ps. 1.6 billion from Ps. 1,4 billion, although margin on sales declined to 27% in 2013 from 28.3% in 2012, mainly due to increased production costs and lower sales volumes, which were mitigated by the partial recovery of sales prices.

Gross profit for operations outside of Argentina rose Ps, 17 million, or 9.9%, to Ps, 85 million from Ps, 75 million, with a gross margin on sales of 45% and 43.6%, respectively.

Administrative and selling expenses: Administrative and selling expenses increased by Ps. 87 million, or 33% to Ps. 350 million in 2013 from Ps. 263 million in 2012, mainly as a consequence of consolidation of PELSA’s operations, which accounted for Ps. 128 million and Ps. 61 million in 2013 and 2012, respectively.

Exploration expenses: Exploration expenses decreased Ps. 130 million, or 61%, to Ps. 82 million in 2013 from Ps. 212 million in 2012, as a result of higher expenses for abandonment of on-shore exploration wells in 2012. Expenses for unsuccessful wells totalled Ps. 27 million in 2013 compared to Ps. 168 million in 2012.

Other operating expenses, net: Other operating expenses, net, totalled Ps. 227 million and Ps. 194 million in 2013 and 2012, respectively.

Share of profit of equity accounted investees: Losses resulting from our share of profit of equity accounted investees totalled Ps. 336 million in 2013 and Ps. 126 million in 2012, mainly derived from investments in Mixed Companies in Venezuela. See “—Analysis of Share of Profit of Equity Accounted Investees.”

As from June 1, 2012 we acquired the control of PELSA. Until May 31, 2012 we recognized equity in the earnings of PELSA by applying the equity method of accounting, with a gain of Ps. 26 million in the five-month period ended May 31, 2012.

Refining and Distribution

Operating income: Operating income increased by Ps. 204 million, to Ps. 216 million in 2013 from Ps. 12 million in 2012.

Sales: Sales increased by Ps. 1.2 billion, or 17.1%, to Ps. 8.1 billion in 2013 from Ps. 7.0 billion in 2012, mainly as a consequence of an increase in average sales prices of about 26% in refined products, partially offset by lower sales volumes of crude oil.

In 2013, the Bahía Blanca Refinery processed 28,730 oil barrels per day, accounting for a 94.2% of its installed capacity, in line with the 28,722 barrel-per-day volume processed in 2012.

Crude oil sales to third parties dropped by Ps. 224 million, or 25.8%, to Ps. 702 million in 2013 from Ps. 946 million in 2012, mainly due to a decline in volumes sold.

Volumes of refined products sold totalled 1,962 thousand cubic meters in 2013 and 1,992 thousand cubic meters in 2012.

In 2013, sales volumes of diesel, gasoline, fuel oil, and IFOs and other oil-related products totalled 782 thousand cubic meters, 554 thousand cubic meters, 480 thousand cubic meters and 146 thousand cubic meters, respectively, compared to 791 thousand cubic meters, 547 thousand cubic meters, 461 thousand cubic meters and 194 thousand cubic meters, respectively, in 2012.

Gross profit: Gross profit increased by Ps. 221 million, or 38.6%, to Ps. 794 million in 2013 from Ps. 573 million in 2012, primarily due to an improvement in sales prices which more than offset the rise in production costs. As a result, margin on sales rose to 9.7% in 2013 from 8.2% in 2012.

Administrative and selling expenses: Administrative and selling expenses increased by Ps. 143 million, or 24%, to Ps. 728 million in 2013 from Ps. 585 million in 2012, mainly as a consequence of higher selling expenses, basically freights and gross revenue taxes, associated with increased sales in 2013.

Other operating expenses, net: Other operating expenses, net, accounted for gains of Ps. 106 million in 2013 and Ps. 13 million in 2012.

Share of profit of equity accounted investees: Earnings resulting from our share of profit of equity accounted investees is attributable to equity interest in Refinor, which accounted for gains of Ps. 44 million in 2013 and Ps. 11 million in 2012. Volumes of crude oil processed, mainly directed to export markets, rose 12.5%. See “—Analysis of Share of Profit of Equity Accounted Investees.”

Petrochemicals

Operating income: Operating income increased by Ps. 154 million, to Ps. 306 million in 2013 from Ps. 152 million in 2012.

Sales: Sales increased by Ps. 441 million, or 15.2%, to Ps. 3.3 billion in 2013 from Ps. 2.9 billion in 2012, primarily as a consequence of a 26% rise in average sales prices, which was partially offset by a decline in sales volumes.

Styrene product sales increased by Ps. 345 million to Ps. 2.2 billion in 2013 from Ps. 1,9 billion in 2012, mainly as a consequence of a 25% improvement in average sales prices. The increase was partially offset by a 5.5% decrease in sales volumes to 196.1 thousand tons in 2013 from 207,6 thousand tons in 2012.

In 2013, average sales prices in pesos in the styrene and polystyrene lines increased approximately 38% compared to 2012. As regards synthetic rubber, while butadiene international prices sharply dropped, prices in pesos declined only 1.5%.

Performance of the main styrenic products in 2013 was as follows:

a) Styrene sales volumes decreased 1% to 68.4 thousand tons in 2013 due to lower production as a consequence of a plant scheduled shutdown in March and an unscheduled shutdown in July for polymerization of the recycle tower. Placing priority on the domestic market, the Company increased sales in the domestic market by 7%, directed to EPS (Expanded PolyStyrene) and Polyester Resin, partially offsetting a 12% drop in exports.

b) Propane, propylene and ethylene sales volumes totalled 19.1 thousand tons, accounting for a 25% decrease. This decline is attributable to lower styrene production and consumption of our own propane instead of acquired raw material.

c) Polystyrene and Bops (bi-oriented polystyrene) sales volumes totalled 58.8 thousand tons, accounting for an 11.6% decline attributable to lower production as a consequence of trade union conflicts at the Zárate Plant between March and June 2013. Sales in the domestic market increased 1% as a consequence of the substitution of the Company’s own production with imported products. Imports of polystyrene totalled 12.5 thousand tons and 0.4 thousand tons in 2013 and 2012, respectively.

d) Synthetic rubber sales volumes totalled 49.7 thousand tons, accounting for a 7.1% rise compared to 2012.

Revenues from the catalytic reformer plant operations rose Ps. 96 million, or 9.5%, to Ps. 1,110 million from Ps. 1,014 million in 2012, mainly as a consequence of a 22.1% improvement in the average sales prices, partially offset by a 10.3% decrease in sales volumes to 352 thousand tons in 2013 from 392 thousand tons in 2012. This decline is attributable to reduced raw material availability.

Gross profit: Gross profit increased by Ps. 297 million to Ps. 521 million in 2013 from Ps. 224 million in 2012, with a rise in margin on sales from 7.7% to 15.6% in 2013. This improvement is due to the combined effect of a recovery of average sales prices, an improvement in styrene international spreads and an upgrade at the PGSM Plant that allowed to boost production with increased added value by replacing imported aromatics with the Company’s own production.

Administrative and selling expenses: Administrative and selling expenses increased by Ps. 45 million, to Ps. 155 million in 2013 from Ps. 110 million in 2012, mainly as a consequence of higher selling expenses, basically freights and gross revenue taxes, the latter associated with increased sales in 2013.

Other operating expenses, net: Other operating expenses, net, accounted for a loss of Ps. 60 million in 2013 compared to a gain of Ps. 38 million in 2012, as a consequence of expenses for plant shutdowns in 2013.

Gas and Energy

Operating income: Operating income for the Gas and Energy business segment (which is comprised of Electricity Generation and Marketing and Transportation of Gas, as discussed below) decreased by Ps. 150 million, or 27.4%, to Ps. 398 million from Ps. 548 million in 2012. Eliminations relating to sales between the Electricity Generation and Marketing and Transportation of Gas segments accounted for Ps. 4 million and Ps. (60) million, in 2013 and 2012, respectively.

Gross profit: Gross profit in 2013 increased by Ps. 53 million, or 12.2%, to Ps. 486 million from Ps. 433 million in 2012, mainly in Electricity Generation operations.

Administrative and selling expenses: Administrative and selling expenses increased by Ps. 22 million, to Ps. 98 million in 2013 from Ps. 76 million in 2012, mainly as a consequence of hydrocarbon marketing and transportation operations with increased selling expenses, basically gross revenue taxes, associated with higher sales in 2013.

Other operating expenses, net: Other operating expenses, net, totalled Ps. 3 million in 2013 compared to a gain of Ps. 224 million in 2012, attributable to a gain of Ps. 221 million derived from the restructuring of CIESA’s debt. In 2013, the Company recorded a loss of Ps. 34 million from the sale of Edesur’s shares in the first quarter of 2013.

Share of profit of equity accounted investees: Share of profit of equity accounted investees totalled a gain of Ps. 13 million in 2013 compared to a loss of Ps. 33 million in 2012. Gains in 2013 are mainly attributable to the impact of the restructuring on the equity interest in CIESA /TGS. See “—Analysis of Share of Profit of Equity Accounted Investees.”

During 2012, we recorded a loss of Ps. 253 million attributable to a deterioration of Edesur’s operating results, which were adversely affected by an increase in costs. These effects were partially offset by gains attributable to the impact of the restructuring on equity interest in CIESA, resulting in a gain of Ps. 165 million deriving from its debt restructuring in July 2012.

Electricity Generation

Operating income: Operating income increased by Ps. 42 million, or 16.3%, to Ps. 300 million in 2013 from Ps. 258 million in 2012.

As from May 2013, retroactive to February 2013, Resolution No. 95 issued by the SE provided for regulatory changes in the MEM‘s method of compensation of generation companies according to their production scale and technology. This change affected the Genelba Combined Cycle and Pichi Picún Leufú Hidroelectric Complex.

These regulatory changes generated: (i) an equivalent lower level of sales and costs, and (ii) an improvement in gross profit, derived from the new compensation scheme based on the generator’s production scale, technology and availability.

Sales: Sales decreased by Ps. 252 million, or 37%, to Ps. 1.3 billion in 2013 from Ps. 1.6 billion in 2012, mainly due to the implementation of the above mentioned regulatory changes in the MEM, retroactive to February 2013, which were only partially offset by an increased generation level in Pichi Picún Leufú and Ecoenergía Power Plants.

Genelba Plus sales increased by Ps. 61 million, or 13.8%, to Ps. 504 million in 2013 from Ps. 443 million in 2012, as a consequence of an improvement in average sales prices. Sales volumes were similar in both fiscal years, nearing 1,300 GWh.

Genelba power plant sales decreased by Ps. 292 million, or 37%, to Ps. 495 million in 2013 from Ps. 787 million in 2012. Electricity sales for 2013 dropped 4.8% to 5,258GWh from 5,520 GWh in 2012, principally due to scheduled maintenance works performed in 2013. Within this context, the Genelba power plant’s availability factor and the plant factor were 93% and 95% in 2013 and 99.1% and 95.7% in 2012, respectively.

Sales attributable to HPPL increased by Ps. 20 million, or 16.4%, to Ps. 142 million in 2013 from Ps. 122 million in 2012. Sales volumes rose 22.6% to 1,092 GWh in 2013 from 891 GWh in 2012, partly due to higher water supply in the Comahue basin in 2013.

Sales attributable to Ecoenergía increased Ps. 28 million to Ps. 39 million from Ps. 11 million in 2012 since the Power Plant operated under the Energía Plus regulatory framework throughout 2013. Sales volumes rose 29 GWh to 97 GWh from 68 GWh in 2012.

Gross profit: In 2013, gross profit increased by Ps. 53 million, or 18.6%, to Ps. 338 million from Ps. 285 million in 2012and margin on sales attributable to all power plants rose to 24.7% in 2013 from 17.6% in 2012. The improvement in 2013 is mainly attributable to the above mentioned regulatory changes in the MEM and, improved delivery by the Pichi Picún Leufú Power Plant and sales under the Energía Plus regulatory framework.

Marketing and Transportation of Gas

Operating income: Operating income decreased Ps. 256 million, or 73.1%, to Ps. 94 million in 2013 from Ps. 350 million in 2012.

Sales: Sales revenues rose Ps. 284 million, or 19.5%, to Ps. 1.7 billion in 2013 from Ps. 1.4 billion in 2012, mainly as a result of increased revenues from gas sales, partially offset by a decline in liquid fuel sales. Gas and LPG brokerage services totalled Ps. 27 million in 2013 and Ps. 28 million in 2012.

Revenues from gas sales increased by Ps. 314 million, or 27.6%, to Ps. 1.4 billion from Ps. 1.1 billion in 2012, mainly due to a 41.9% increase in average sales prices, partially offset by a decline in sales volumes to 260 thousand cubic feet in 2013 from 289 thousand cubic feet in 2012. The improvement in average sales prices was mainly attributable to increased volumes from Punta Rosada and El Mangrullo field operations performed under the Gas Plus program and to an increased share of sales to industries with higher average sales prices.

Revenues from liquid fuel sales dropped Ps. 29 million, or 10%, to Ps. 262 million in 2013 from Ps. 291 million in 2012, mainly due to a 29.9% decline in sales volumes to 96 thousand tons in 2013 from 137 thousand tons in 2012, as a result of: (i) failure to obtain permits for exports from El Cóndor Plant; (ii) use of part of the Company’s own propane production as input to replace purchases from third parties; (iii) discontinuance of propane sales to industries due to the lack of product availability and (iv) shutdowns for maintenance works at PGSM Plant. These effects were partially offset by an improvement in average sales prices.

Gross profit: Gross profit totalled Ps. 148 million in 2013 and gross margin on sales decreased to 8.5% in 2013 from 10.2% in 2012.

ANALYSIS OF SHARE OF PROFIT OF EQUITY ACCOUNTED INVESTEES

The table below shows the Company’s share of profit of equity accounted investees for 2013 and 2012.

	For the year ended December 31,
	2013	2012
	(in millions of pesos)

CIESA (Gas and Energy)	10	219
Distrilec S.A. (Gas and Energy)	—	(253)
Mixed-ownership companies in Venezuela (Oil and Gas E&P)	(357)	(162)
Petrolera Entre Lomas S.A. (Oil and Gas E&P)	—	26
Refinería del Norte S.A. (Refining and Distribution)	44	11
Others	24	11

Total	(279)	(148)

Losses resulting from our share of profit of equity accounted investees increased by Ps. 131 million in 2013, from Ps. 148 million in 2012 to Ps. 279 million in 2013, mainly as a result of a reduced gain derived from CIESA and greater losses from mixed-ownership companies inVenezuela. These effects were partially offset by losses resulting from Distrilec in 2012.

CIESA / TGS: In 2013 and 2012, our share of profit of equity in CIESA accounted for gains of Ps. 10 million and Ps. 219 million, respectively. The improvement in 2012 was mainly attributable to the positive effects of the restructuring of CIESA’s debt in July 2012, resulting in the recognition of a gain of Ps. 165 million.

Distrilec / EDESUR: Our share of profit of equity in Distrilec accounted for losses of Ps. 253 million in 2012, mainly attributable to the deterioration of EDESUR’s operating results, which were adversely affected by an increase in operating costs without a corresponding recognition and passing through of such increased costs to tariffs. In January 30, 2013, we sold our interest in Distrilec.

Mixed-ownership companies in Venezuela: Our share of profit of equity in mixed-ownership companies in Venezuela accounted for losses of Ps. 357 million and Ps. 162 million in 2013 and 2012, respectively, which included writedowns of Ps. 470 million and Ps. 260 million in 2013 and 2012, respectively.

Refinor: Our share of profit of equity in Refinor accounted for a increase in gains of Ps. 33 million in 2013, to a gain of Ps. 44 million in 2013 from a gain of Ps. 11 million in 2012, mainly as a result of an improvement in Refinor’s operating results, principally derived from a 12.5% increase in volumes of crude oil processed, mainly directed to export markets.

PELSA: As of June 1, 2012 the Company acquired control of PELSA. Until May 31, 2012, the Company recognized share of profit of equity in PELSA by applying the equity method of accounting, with gains of Ps. 26 million in the five-month period ended May 31, 2012.

YEAR ENDED DECEMBER 31, 2012 COMPARED TO YEAR ENDED DECEMBER 31, 2011

Net income attributable to shareholders of the Company: Net income attributable to the shareholders of the Company decreased by Ps. 63 million, or 9.3%, to Ps. 618 million in 2012 from Ps. 681 million in 2011. Net income in 2011 included a Ps. 706 million gain from discontinued operations, derived from the sale of our equity interest in Innova in March 2011.

Net income generated by continuing operations totalled Ps. 673 million in 2012 compared to a Ps. 29 million net loss from continuing operations in 2011.

Sales: Sales increased by Ps. 1.7 billion, or 15%, to Ps. 12.8 billion in 2012 from Ps. 11.1 billion in 2011. This increase is mainly attributable to sales increases of Ps. 2 billion, Ps. 1.1 billion and Ps. 186 million in the Oil and Gas Exploration and Production, Petrochemicals and Gas and Energy business segments, respectively, which were partially offset by a Ps. 394 million decline in sales for the Refining and Distribution segment. Intercompany sales totalled Ps. 5.7 billion in 2012 and Ps. 4.5 billion in 2011.

Gross profit: Gross profit for 2012 increased by Ps. 504 million, or 19.1%, to Ps. 3.1 billion from Ps. 2.6 billion in 2011. This increase is mainly attributable to a Ps. 705 million increase in the Oil and Gas Exploration and Production segment, whereas gross profit declined in the Refining and Distribution, Gas and Energy and Petrochemicals business segments.

Administrative and selling expenses: Administrative and selling expenses increased by Ps. 208 million, or 17%, to Ps. 1.4 billion in 2012 from Ps. 1.2 billion in 2011, mainly as a consequence of incremental selling expenses corresponding to the rise in sales in all business segments and to the consolidation of PELSA’s operations in 2012.

Exploration expenses: Exploration expenses totalled Ps. 212 million in 2012 compared to Ps. 391 million in 2011. See “—Analysis of Operating Income by Business Segment—Oil and Gas Exploration and Production.”

Other operating expenses, net: Other operating expenses, net, declined in 2012 by Ps. 710 million, totaling Ps. 121 million and Ps. 831 million in 2012 and 2011, respectively.

This decrease is mainly attributable to a Ps. 371 million and Ps. 186 million in the Oil and Gas Exploration and Production segment and the Gas and Energy business segment, respectively.

Share of profit of equity accounted investees: Losses resulting from our share of profit of equity accounted investees increased by Ps. 112 million in 2012, to Ps. 148 million in 2012 compared to a loss of Ps. 36 million in 2011. This increase is mainly attributable to a Ps. 66 million increase in the Gas and Energy business segment and a Ps. 56 million increase in the Refining and Distribution business segment. See “—Analysis of Share of Profit of Equity Accounted Investees.”

Operating income: Operating income increased by Ps. 1 billion in 2012 to Ps. 1.2 billion, from Ps. 162 million in 2011. This increase is largely attributable to improved results in the Oil and Gas Exploration and Production segment.

Financial results: Financial expenses decreased by Ps. 106 million, or 39.7%, to Ps. 70 million in 2012 from Ps. 176 million in 2011. This improvement is largely attributable to a decrease in interest expense, reflecting the positive effects of a 30% decline in average indebtedness; and an increase in gains on exchange differences, attributable to the effect of accelerated depreciation of the Argentine peso against the U.S. dollar (14.2% and 8% in 2012 and 2011, respectively) on our net monetary asset position in foreign currency.

Income tax: Income tax charges totalled Ps. 492 million and Ps. 15 million in 2012 and 2011, respectively, consistent with a significant improvement in our results of operations in 2012.

ANALYSIS OF OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

Operating income: Operating income totalled gains of Ps. 1.1 billion in 2012 and losses of Ps. 113 million in 2011.

Sales: Sales increased by Ps. 2 billion, or 47.5%, to Ps. 6.1 billion in 2012 from Ps. 4.1 billion in 2011, mainly due to the improvement recorded in our results of operations in Argentina for 2012.

Argentina

Sales attributable to our operations in Argentina increased by Ps. 1.9 billion, or 48.4%, to Ps. 5.9 billion in 2012 from Ps. 4.0 billion in 2011.

As from June 1, 2012, the Company consolidated PELSA’s operations. In the remainder of 2012, PELSA accounted for average oil and gas production of 14.5 thousand boe per day, adding approximately 3.1 million boe to our production and accounting for a Ps. 869 million increase in sales. Excluding these effects, oil and gas sales increased by Ps. 1.1 billion to Ps. 5.1 billion in 2012 from Ps. 4 billion in 2011, mainly as a result of a 30% rise in average sales prices. The combined daily sales volumes of oil and gas, however, decreased by a 2,1%, averaging 80.5 thousand boe per day.

Excluding consolidation of PELSA, daily production decreased approximately 1% to an average of 81.1 thousand boe per day in 2012. Lower production volumes of both oil and gas mainly derived from the natural decline of mature fields. This effect was partially offset by an increase in production volumes derived from workover works and drilling campaigns.

Crude oil sales increased by Ps. 988 million, or 30.7%, to Ps. 4.2 billion in 2012 from Ps. 3.2 billion in 2011, mainly due to a 31.4% increase in average sales price (driven by increases in domestic prices) to Ps. 316 per barrel in 2012 from Ps. 240 per barrel in 2011. Sales volumes totalled 36.4 thousand barrels per day in 2012 compared to 36.8 thousand barrels per day in 2011.

Gas sales increased by Ps. 110 million, or 15.2%, to Ps. 832 million in 2012 from Ps. 722 million in 2011, primarily due to an 18.1% increase in sales prices to Ps. 8.6 per thousand cubic feet in 2012 from Ps. 7.3 per thousand cubic feet in 2011, mainly due to recognition of higher prices under the Gas Plus Program sold from the Neuquén basin to industries and trading companies and for gas in the Austral basin. Daily gas sales volumes totalled 264.1 million cubic feet in 2012, compared to 272.2 million cubic feet in 2011.

Outside of Argentina

Total sales volumes for operations outside of Argentina increased by Ps. 12 million, or 7.5%, to Ps. 172 million in 2012 from Ps. 160 million in 2011, mainly as a result of the increase in gas sales prices for our operations in Bolivia.

Gross profit: Gross profit increased by Ps. 705 million, or 60.7%, to Ps. 1.9 billion in 2012 from Ps. 1.2 billion in 2011. Our margin on sales was 30.5% and 28% in 2012 and 2011, respectively.

Gross profit for 2012 included gross profit of Ps. 355 million attributable to the consolidation of PELSA’s operations. Excluding these effects, gross profit grew by Ps. 350 million to Ps. 1.5 billion in 2012 from Ps. 1.2 billion in 2011, and our margin on sales increased to 28.8% in 2012 from 27.9% in 2011, mainly an improvement in our results of operations in Argentina.

In 2012, gross profit for operations in Argentina rose Ps. 345 million, or 31.9%, to Ps. 1.4 billion from Ps. 1.1 billion in 2011, and our margin on sales increased to 28.3% in 2012 from 27.2% in 2011, mainly due to the partial recovery in average sales prices pursuant to applicable regulations during 2012, which helped to offset the rise in production costs. In 2012, lifting costs increased 37.7% to Ps. 58.1 per boe from Ps. 42.2 per boe in 2011, primarily as a consequence of an increase in oil service rates.

Gross profit for operations outside of Argentina totalled Ps. 75 million in 2012 and 2011, with a gross margin on sales of 43.6% and 46.9% in 2012 and 2011, respectively.

Administrative and selling expenses: Administrative and selling expenses increased by Ps. 80 million to Ps. 263 million in 2012 from Ps. 183 million in 2011, mainly as a consequence of the consolidation of PELSA’s operations in 2012 following our acquisition of a controlling interest in that entity, the administrative and selling expenses of which totalled Ps. 61 million, and, to a lesser extent, of incremental selling expenses corresponding to the rise in sales.

Exploration expenses: Exploration expenses totalled Ps. 212 million in 2012 compared to Ps. 391 million in 2011, all of which expenses in each year were attributable to operations in Argentina. In 2012, such expenses were mainly related to the abandonment of onshore exploration wells, while in 2011 they were largely derived form abandonment of offshore exploration wells. Expenses for unsuccessful wells totalled Ps. 168 million in 2012 compared to Ps. 294 million in 2011.

Other operating expenses, net: Other operating expenses, net, declined in 2012 by Ps. 371 million, totaling Ps. 194 million and Ps. 565 million in 2012 and 2011, respectively. This decrease is mainly attributable to reduced losses in 2012 of Ps. 200 million from environmental matters relating to water and soil remediation and waste disposal and Ps. 93 million form impairment charges on operations in Ecuador.

Share of profit of equity accounted investees: Losses resulting from our share of profit of equity accounted investees decreased by Ps. 10 million in 2012, to Ps. 126 million in 2012 compared to a loss of Ps. 136 million in 2011. This decrease in loss is mainly attributable to mixed-ownership companies in Venezuela. See “—Analysis of Share of Profit of Equity Accounted Investees.”

Refining and Distribution

Operating income: Operating income decreased by Ps. 233 million to Ps. 12 million in 2012 from Ps. 245 million in 2011.

Sales: Sales decreased by Ps. 394 million, or 5.4%, to Ps. 7.0 billion in 2012 from Ps. 7,4 billion in 2011, mainly as a consequence of the effect of lower sales volumes which were mitigated by a partial recovery in average sales prices pursuant to applicable regulations during 2012, including improvements of about 30% in refined products. Lower sales volumes were largely attributable to the sale of the San Lorenzo refinery and the associated fuel sales network. In addition, in 2012 our catalytic reformer plant operations were transferred to the Petrochemicals segment, which operations had accounted for 413 thousand cubic meters and sales of Ps. 700 million in 2011.

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

Crude oil sales to third parties increased by Ps. 175 million, or 22.7%, to Ps. 946 million in 2012 from Ps. 771 million in 2011, mainly as a consequence of an improvement in average sales prices consistent with international reference prices.

In 2012, volumes of refined products decreased 30.7% to 1,992 thousand cubic meters from 2,876 thousand cubic meters in 2011. These lower sales volumes were principally attributable to the transfer of the catalytic reformer plant operations to the Petrochemicals segment, and the sale of the San Lorenzo refinery and the associated fuel sales network.

In 2012, sales volumes of diesel, gasoline, fuel oil, and IFOs and other oil-related products totalled 791 thousand cubic meters, 547 thousand cubic meters, 461 thousand cubic meters and 194 thousand cubic meters, respectively.

In 2011, sales volumes of these same products totalled 1,091 thousand cubic meters, 739 thousand cubic meters, 522 thousand cubic meters and 525 thousand cubic meters, respectively.

Gross profit: Gross profit declined by Ps. 159 million, or 21.7%, to Ps. 573 million in 2012 from Ps. 732 million in 2011, as a result of the sale of the San Lorenzo refinery and the associated fuel sales network, the transfer of the catalytic reformer plant operations to the Petrochemicals segment, and a rise in crude oil acquisition costs that could only be partially passed through to sales prices. As a result, our margin on sales decreased to 8.2% in 2012 from 10% in 2011.

Administrative and selling expenses: Administrative and selling expenses increased by Ps. 53 million, to Ps. 585 million in 2012 from Ps. 532 million in 2011, mainly as a consequence of incremental selling expenses corresponding to the rise in sales.

Other operating expenses, net: Other operating expenses, net, declined in 2012 by Ps. 35 million, totaling again of Ps. 13 million in 2012 and a loss of Ps. 22 million in 2011. This change is mainly attributable to reduced losses in 2012 of Ps. 37 million from environmental matters relating to water and soil remediation and waste disposal.

Share of profit of equity accounted investees: Earnings resulting from our share of profit of equity accounted investees decreased by Ps. 56 million in 2012, to Ps. 11 million in 2012 compared to of Ps. 67 million in 2011. This decrease is attributable to Refinor. See “—Analysis of Share of Profit of Equity Accounted Investees.”

Petrochemicals

Operating income: Operating income increased by Ps. 19 million, to Ps. 152 million from Ps. 133 million in 2011.

Sales: Sales increased by Ps. 1.1 billion, or 61.2%, to Ps. 2.9 billion in 2012 from Ps. 1.8 billion in 2011, mainly as a result of the incorporation of the catalytic reformer plant operations, which accounted for sales of Ps. 1 billion in 2012 (shown in 2011 under the Refining and Distribution segment). An increase of Ps. 84 million in styrenics sales revenues in Argentina to Ps. 1.9 billion in 2012 from Ps. 1.8 billion in 2011 had a small positive impact, mainly as a result of a 10% improvement in average sales prices, which was partially offset by a 4.8% decrease in sales volumes to 207.6 thousand tons in 2012 from 218.1 thousand tons in 2011.

In 2012, average sales prices in pesos in the styrene, polystyrene and synthetic rubber lines increased approximately 11%, 12% and 2%, respectively, compared to 2011.

Performance of the main styrenic products in 2012 was as follows:

(a) As a consequence of raw materials shortages, styrene sales volumes totalled 94.6 thousand tons, accounting for a 12.6% decrease compared to the previous year, reflected in a lower level of exports to Brazil.

(b) Polystyrene sales volumes totalled 55.4 thousand tons, accounting for a 3.1% increase. Domestic sales grew 11% as a consequence of the substitution of imports.

(c) Sales volumes of BOPS in 2012 totalled 11.2 thousand tons, accounting for a 20% increase compared to 2011. This increase is explained by the low level of sales in 2011 as a consequence of labor strikes and an unscheduled plant shutdown.

(d) Synthetic rubber sales volumes totalled 46.4 thousand tons, which were similar to the level of 46.8 thousand tons recorded in 2011.

Gross profit: Gross profit decreased by Ps. 17 million, or 7.1%, to Ps. 224 million in 2012 from Ps. 241 million in 2011.

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

Administrative and selling expenses: Administrative and selling expenses increased by Ps. 29 million, to Ps. 110 million in 2012 from Ps. 81 million in 2011, mainly as a consequence of incremental selling expenses corresponding to the rise in sales.

Other operating expenses, net: Other operating expenses, net, totalled a gain of Ps. 38 million in 2012 and a loss of Ps. 27 million in 2011. The charge for 2011 is mainly attributable to environmental matters relating to water and soil remediation and waste disposal.

Gas and Energy

Operating income: Operating income for the Gas and Energy business segment (which is comprised of Electricity Generation and Marketing and Transportation of Gas, as discussed below) decreased by Ps. 31 million, or 5.4%, to Ps. 548 million from Ps. 579 million in 2012. Eliminations relating to sales between the Electricity Generation and Marketing and Transportation of Gas segments accounted for Ps. (60) million and Ps. 83 million, in 2012 and 2011, respectively.

Gross profit: Gross profit in 2012 decreased by Ps. 134 million, or 23.6%, to Ps. 433 million from Ps. 567 million in 2011, mainly in the Electricity Generation and, to a lesser extent, in the Hydrocarbons Marketing and Transportation operations.

Administrative and selling expenses: Administrative and selling expenses increased by Ps. 17 million, to Ps. 76 million in 2012 from Ps. 59 million in 2011, mainly as a consequence of incremental selling expenses corresponding to the rise in sales.

Other operating expenses, net: Other operating expenses, net, totalled gains of Ps. 224 million in 2012 and Ps. 38 million in 2011, respectively. The increase in gain is mainly attributable to the restructuring of CIESA’s debt, which accounted for a gain of Ps. 221 million in 2012.

Share of profit of equity accounted investees: Earnings resulting from our share of profit of equity accounted investees decreased by Ps. 66 million in 2012, to a loss of Ps. 33 million in 2012 compared to a gain of Ps. 33 million in 2011. This change is mainly attributable to our investments in CIESA /TGS and Distrilec/EDESUR. See “—Analysis of Share of Profit of Equity Accounted Investees.”

Electricity Generation

Operating income: Operating income decreased by Ps. 107 million, or 29.3%, to Ps. 258 million in 2012 from Ps. 365 million in 2011.

Sales: Sales rose Ps. 141 million, or 9.7%, to Ps. 1.6 billion in 2012 from Ps. 1.5 billion in 2011, mainly as a consequence of increased electricity generation and sales attributable to the Genelba Plus and Genelba power plants and the initiation of operations at the new Ecoenergía power plant.

Genelba Plus sales rose Ps. 2, or 0.5%, to Ps. 443 million in 2012 from Ps. 441 million in 2011, due to the combined effect of increases in sales volumes and average sales prices. Sales volumes rose to 1,303 GWh from 1,174 GWh in 2011, due to an increased hiring level and contract utilization factor. This power plant’s availability factor was higher than 99% in both fiscal years.

Genelba power plant sales increased by Ps. 27 million, or 4%, to Ps. 787 million in 2012 from Ps. 889 million in 2011. The increase in sales was attributable to the rise in sales volumes, partially offset by a decline in average sales prices, mainly because recognition in operation and maintenance costs and power price was reduced as a result of the expiration of the agreement between generators and the SE. Electricity sales for 2012 rose 18.4% to 5,520 GWh from 4,662 GWh in 2011, principally due to scheduled maintenance works performed in 2011. Within this context, this power plant’s availability factor and this plant factor were 99.1% and 95.7% in 2012 and 98.8% and 87.1% in 2011, respectively.

Sales attributable to HPPL decreased by Ps. 12 million, or 9%, to Ps. 122 million in 2012 from Ps. 134 million in 2011, mainly as a result of a 9.6% decline in sales volumes to 891 GWh from 985 GWh, as a consequence of reduced water flows in the Comahue basin.

Gross profit: In 2012, gross profit decreased by Ps. 85 million, or 23%, to Ps. 285 million from Ps. 386 million in 2011, principally due to a reduced margin on sales attributable to the Genelba power plant as a consequence of non-renewal of the agreement between generators and the SE, increased costs in dollars and the fact that the cap spot price for energy remained at Ps. 120/MWh. Along these lines, generation margin attributable to HPPL was adversely affected by reduced water flows in the Comahue basin. Our margin on sales attributable to all power plants decreased to 17.6% in 2012 from 26.2% in 2011.

Marketing and Transportation of Gas

Operating income: Operating income increased Ps. 178 million, to Ps. 350 million in 2012 from Ps. 172 million in 2011.

Sales: Sales revenues rose Ps. 38 million, or 2.8%, to Ps. 1.5 billion in 2012 from Ps. 1.4 billion in 2011, mainly as a result of increased revenues from gas sales, which were partially offset by a decline in liquid fuel sales. Gas and LPG brokerage services totalled Ps. 28 million in 2012 and Ps. 24 million in 2011.

Revenues from gas sales increased by Ps. 184 million, or 19.3%, to Ps. 1.1 billion from Ps. 953 million in 2011, principally due to a 29.3% rise in average sales prices, as a consequence of an improvement in the price of sales to industrial customers, and sales of non-conventional gas at the “Gas Plus” price. These effects were partially offset by a change in the customers mix, with an increased share of residential customers meaning lower sales prices. Daily sales volumes declined 7.7% to 289 thousand cubic feet in 2012 from 313 thousand cubic feet in 2011.

Revenues from liquid fuel sales decreased by Ps. 151 million, or 33.9%, to Ps. 291 million in 2012 from Ps. 445 million in 2011, mainly due to a 37% decline in sales volumes to 137 thousand tons in 2012 from 219 thousand tons in 2011, as a result of reduced availability of gas to be processed in 2012.

Gross profit: Gross profit decreased by Ps. 53 million, or 29.3%, to Ps. 128 million in 2012 from Ps. 181 million in 2011 and gross margin on sales declined to 10.2% in 2012 from 10.9 % in 2011. These declines are mainly attributable to the decrease in liquid fuel and natural gas volumes and the negative impact on transportation costs for the liquid fuel business of the charge imposed by Resolution No. 2,067 issued by the SE. These effects were partially offset by the above mentioned improvement in the price of gas sales to industrial customers and sales of non-conventional gas at the “Gas Plus” price.

ANALYSIS OF SHARE OF PROFIT OF EQUITY ACCOUNTED INVESTEES

The table below shows the Company’s share of profit of equity accounted investees for 2012 and 2011.

	For the year ended December 31,
	2012	2011
	(in millions of pesos)
CIESA (Gas and Energy)	219	121
Distrilec S.A (Gas and Energy)	(253)	(90)
Mixed-ownership companies in Venezuela (Oil and Gas E&P)	(162)	(176)
Petrolera Entre Lomas S.A (Oil and Gas E&P)	26	40
Refinería del Norte S.A. (Refining and Distribution)	11	67
Others	11	2

Total	(148)	(36)

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

The following summary provides more information about the critical accounting policies that could have a significant impact on our results and should be read in conjunction with the Notes to our Audited Consolidated Financial Statements. Our accounting policies are more fully described in Notes 2 and 3 to our financial statements.

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

“Reserves” means oil and gas volumes (in cubic meters of oil equivalent) that are economically producible, in the areas where the Company operates or has a (direct or indirect) interest and over which the Company has exploitation rights, including oil and gas volumes related to those service agreements under which the Company has no ownership rights on the reserves or the hydrocarbons obtained, and those estimated to be produced for the contracting company under service contracts.

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

Impairment of Assets

Property, plant and equipment

As of December 31, 2013, our property, plant and equipment, net of accumulated depletion, amounted to Ps. 9.5 billion.

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

As of December 31, 2013 the Company recognized an impairment charge of Ps. 11 million on property, plant and equipment.

As of December 31, 2012, 2011, and 2010, the Company did not recognize any impairment charge on property, plant and equipment.

Equity investees

We estimate fair value for the measurement of the Company’s equity investees during certain impairment tests. The recoverability of the investments is highly sensitive to crude oil price volatility, economic, social and regulatory changes and, particularly, to the resulting business plans. In determining fair value, the Company utilizes our management’s best assumptions regarding prices based on business plans, production curves, transaction costs at market value and investment needs to develop the reserves of equity investees. Discount rates used to measure fair value consider the type of asset involved, the business segment and the country where operations are conducted. The Company’s estimates are inherently imprecise because they reflect our management’s expectation of future conditions that are often outside our management’s control.

In 2013, 2012 and 2011, for example, the Company recognized impairment charges for its equity investees that are mixed-ownership companies in Venezuela totaling Ps. 470 million, Ps. 260 million, and Ps. 281 million, respectively.

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

According to the successful efforts method of accounting, exploration costs, excluding exploratory well costs, are expensed during the period in which they are incurred. Drilling costs of exploratory wells are capitalized until determination is made on whether the drilling resulted in proved reserves that justify the commercial development. If reserves are not found, such drilling costs are expensed. Occasionally, an exploratory well may determine the existence of oil and gas reserves but the reserves cannot be classified as proved when drilling is complete. In those cases, in accordance with ASC Topic 932, such costs continue to be capitalized insofar as the well has permitted determination of the existence of sufficient reserves to warrant its completion as a production well and we are making sufficient progress in evaluating the economic and operating feasibility of the project. Expenses for unsuccessful wells totalled Ps. 27 million, Ps. 168 million and Ps. 294 million in 2013, 2012 and 2011, respectively. As of December 31, 2013, we maintained capitalized exploratory well costs amounting to Ps. 298 million.

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

Changes in the facts or circumstances related to these types of contingencies, as well as the future outcome of these disputes, can have a significant effect on the amount of provisions for contingencies recorded. As of December 31, 2013, contingent liabilities in our financial statements (including those current and non-current) amounted to Ps. 319 million.

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

Changes in the facts or circumstances related to these types of liabilities may give rise to differences between actual future costs and estimates. As of December 31, 2013, reserves for environmental remediation (including those current and non-current) amounted to Ps. 155 million.

Employees defined benefits

Liabilities related to employees’ defined benefits are recorded based on the estimated cost of post-retirement benefits granted to employees. For purposes of determining that cost, the Company uses actuarial calculation methods and makes estimates with respect to applicable demographic and financial variables. The amount recognized as liability attributable to such benefits represents the addition of the present value of the obligation, net of the present value of the assets of the plan, with which the obligations will be settled.

Changes in assumptions related to these types of liabilities may give rise to differences between actual future costs and estimates. As of December 31, 2013, related benefit liabilities amounted to Ps. 336 million.

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

Pursuant to these strategic guidelines, we seek to:

•	Design a capital structure consistent with industry standards adaptable to the financial markets in which we operate;

•	Maintain a liquidity level – invested in financial assets with high credit quality—that allows us to meet our obligations;

•	Maintain a debt maturity profile consistent with projected cash generation; and

•	Efficiently manage borrowing costs.

Adhering to these guidelines enables us to treat financial management as a key element in the value-creation process.

Financial management highlights for the 2013 fiscal year include:

•	The timely payment of our Class R corporate bond in the amount of US$209 million reducing our level of financial indebtedness to approximately U.S.$300 million, as of December 31, 2013; and

•	Continued implementation of our capital expenditures plan.

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

Analysis of Liquidity and Capital Resources

The table below reflects our statements of cash flow for the fiscal years ended December 31, 2013, 2012 and 2011 under IFRS. Amounts are stated in millions of pesos.

	For the year ended December 31,
	2013	2012	2011
Cash and cash equivalents at the beginning of the year	1,260	1,192	2,113
Net cash provided by operations	2,778	2,902	1,695
Net cash (used in) generated by investing activities	(1,850)	(2,579)	(772)
Net cash used in financing activities	(1,173)	(312)	(1,931)
Effect of exchange rate changes on cash	178	57	87

Cash and cash equivalents at the end of the year	1,193	1,260	1,192

Cash

As of December 31, 2013, 2012 and 2011, cash and cash equivalents were Ps. 1.2 billion, Ps. 1.3 billion and Ps. 1.2 billion, respectively.

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

Operating Activities

Net cash from operations totalled Ps. 2.8 billion in 2013, Ps. 2.9 billion in 2012 and Ps. 1.7 billion in 2011.

Net cash from operations decreased by Ps. 124 million, or 4.3%, to Ps. 2.8 billion in 2013, from Ps. 2.9 billion in 2012, mainly as a result of increased plant shutdowns and environmental remediation expenses.

Net cash from operations increased by Ps. 1.2 billion, or 71.2%, to Ps. 2.9 billion in 2012, from Ps. 1.7 billion in 2011, mainly as a result of an improvement in gross profit, which was partially offset by a decrease in dividends collected and increased income tax payments, consistent with our improved results for the year 2012.

Investing Activities

Net cash used in investing activities totalled Ps. 1.8 billion in 2013, Ps. 2.6 billion in 2012 and Ps. 772 million in 2011, as detailed in the table below. Amounts are stated in million of pesos:

	2013	2012	2011
Divestments	605	108	1,015
Capital expenditures	(2,524)	(2,999)	(1,763)
CIESA’s debt restructuring	—	195	—
Discontinued operations	—	—	(77)
Other	69	117	53

Net cash (used in) generated by investing activities	(1,850)	(2,579)	(772)

The Ps. 729 million decrease in cash used in investing activities in 2013 is mainly due to reduced capital expenditures and increased cash from divestments.

The Ps. 1.8 billion increase in cash used in investing activities in 2012 is mainly due to increased capital expenditures and reduced cash from divestments. The result for 2011 was mainly attributable to the receipt of proceeds from the sale of Innova in March 2011.

In 2012, CIESA’s financial debt restructuring process was successfully completed and generated Ps. 195 million of cash.

The table below reflects total capital expenditures net of divestments, in millions of pesos:

	2013	2012	2011
– Oil and Gas Exploration and Production	2,237	2,725	1,420
– Petrochemicals	101	60	42
– Refining and Distribution	166	192	161
– Gas and Energy	6	14	127
– Corporate	14	8	13

Total capital expenditures	2,524	2,999	1,763
– Divestments	(605)	(108)	(938)

Total net capital expenditures	1,919	2,891	825

•	Oil and Gas Exploration and Production

Capital expenditures in the Oil and Gas Exploration and Production business segment totalled Ps. 2.2 billion, Ps. 2.7 billion and Ps. 1.4 billion in 2013, 2012 and 2011, respectively. The increased capital expenditures in 2012 are mainly attributable to acquisition of an additional 39.671% equity interest in PELSA, for an amount of U.S.$249.4 million. As a result of this transaction, a cash payment of Ps. 1,005 million was recognized and is shown net of cash available in PELSA at the time of the acquisition. In addition, capital expenditures in 2013 and 2012 include Ps. 559 y 253 million attributable to consolidation of PELSA’s operations as from June 1, 2012.

During 2013, 2012 and 2011, capital expenditures were mainly focused on improving the basic production curve, on exploration activities and on development of non-conventional gas reserves for shale oil and shale gas. Main expenditures included well drilling, expansion of secondary recovery projects and expansion of surface facilities and compression systems. Capital expenditures were focused on Argentina, primarily in seismic surveys and drilling.

In 2013, our investment plan involved drilling of 51 producing and injection wells and repair of 87 wells, mainly in the Neuquén basin, in Puesto Hernández, Medanito, El Mangrullo, Sierra Chata, Aguada de la Arena and Río Neuquén areas. In the Austral basin, investments were mainly focused on Estancia Agua Fresca and La Paz areas. In 2012, our investment plan involved drilling of 54 producing and injection wells and repair of 90 wells, mainly in the Neuquén basin, in the Puesto Hernández, Medanito, El Mangrullo, Sierra Chata, Aguada de la Arena and Río Neuquén areas. In the Austral basin, start-up of a new crude oil treatment plant took place in the Estancia Agua Fresca area in 2011, which allowed us to increase crude oil processing capacity in that area.

•	Refining and Distribution

Capital expenditures in the Refining and Distribution business segment totalled Ps. 166 million, Ps. 192 million and Ps. 161 million during 2013, 2012 and 2011, respectively.

During 2013, the Company’s investments were made principally in the Bahía Blanca Refinery to improve loading and unloading facilities for vessels, the dispatch plant and to introduce new safety and environment-related technologies.

In addition, at the Dock Sud Plant, Caleta Paula and the Heavy Products Plant, investments were made to improve logistics and tank upgrading.

During 2012 and the fourth quarter of 2011, we continued to undertake comprehensive maintenance projects at our Ricardo Eliçabe Refinery with a view to maintaining the mechanical integrity of its units, reliability and efficiency.

In 2012 and 2011, we continued with the implementation of the Refining Quality Adjustment Project in Bahía Blanca in order to meet sulphur content specifications set by Argentine law.

In addition, investments were made at the Dock Sud Plant to improve logistics.

•	Petrochemicals

In the Petrochemicals business segment, capital expenditures totalled Ps. 101 million, Ps. 60 million and Ps. 42 million in 2013, 2012 and 2011, respectively.

The most significant investments made in 2013 include, among others, investments to increase energy efficiency at the Reforming Unit, increase recovery of Propellant Gas and diversify raw materials for crackers. In addition, the project for installation of a new monomer styrene storage tank and the fourth silo at Zárate Plant was completed, with the consequent flexibilization in bulk deliveries.

During 2012, the Company made investments at the Puerto General San Martín plant, mainly directed toward upgrading its operating efficiency and improving storage and delivery facilities.

During 2011, we made investments in works to retrofit the synthetic rubber plant to support production of polymers that meet new European regulatory requirements.

•	Gas and Energy

In the Gas and Energy business segment, capital expenditures totalled Ps. 6 million, Ps. 14 million and Ps. 127 million in 2013, 2012 and 2011, respectively.

The investments made in 2011, were mainly attributable to the authorization for commercial operations of the Ecoenergía power plant and major maintenance and extension of useful life of gas and steam turbines in the Genelba combined cycle.

Financing Activities

Net cash used in financing activities totalled Ps. 1.2 billion, Ps. 312 million and Ps. 1.9 billion, in 2013, 2012 and 2011, respectively, as detailed in the table below in millions of pesos:

	2013	2012	2011
– Long-term debt payments	(1,302)	(85)	(1,747)
– Short-term debt financing, net	96	2	(5)
– Dividends paid	(16)	(229)	(183)
– Discontinued operations	—	—	4
– Long-term debt financing, net	49	—	—

	(1,173)	(312)	(1,931)

We paid long-term debt in the amount of Ps. 1.3 billion, Ps. 85 million and Ps. 1.7 billion in 2013, 2012 and 2011, respectively.

•	In 2013, we paid Ps. 1.2 billion at maturity of our Class R Notes.

•

Increased application of cash in 2011 was mainly attributable to the payment of long-term debt in the amount of Ps. 1.7 billion, of which Ps. 810 million, Ps. 579 million and Ps. 358 million corresponded to loans owed to Petrobras Internacional—Braspetro B.V., bank financing and our Class N Notes under the global notes program of PESA, respectively.

We paid cash dividends in the amount of Ps. 211 million and Ps. 183 million in 2012 and 2011, respectively. In addition, PELSA paid Ps. 16 million and Ps. 18 million attributable to non-controlling interest in 2013 and 2012, respectively.

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

DESCRIPTION OF INDEBTEDNESS

Substantially all of our financial debt and the debt of our principal subsidiaries is denominated in U.S. dollars. The description that follows describes the indebtedness of PESA and its consolidated subsidiaries.

As of December 31, 2013, 2012 and 2011, total indebtedness totalled Ps. 2.2 billion, Ps. 2.7 billion and 2.2 billion, respectively, as detailed in the table below:

	2013	2012	2011
Short-term debt:
– Bonds	15	1,008	24
– Financial institutions	193	100	16

	208	1,108	40

Long-term debt:
– Bonds	1,943	1,469	2,144
– Financial Institutions	81	89	38

	2,024	1,558	2,182

Total indebtedness	2,232	2,666	2,222

As of December 31, 2013, an aggregate principal amount of U.S.$300 million of our Obligaciones Negociables Serie S due 2017 (the “Series S Notes”), issued under our U.S.$2.5 billion global note program that expired in May 2008, remained outstanding.

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

The proceeds from the issuances of these notes were used to refinance liabilities, increase working capital, make capital expenditures in Argentina or make capital contributions to subsidiaries and associates.

In addition, in August 2013, the CNV authorized a new corporate notes program for an outstanding principal amount not to exceed U.S.$ 500 million or its equivalent in other currencies, maturing within a 5-year term or the maximum term that may be established by any applicable regulation in the future.

The following table represents our debt maturity profile as of December 31, 2013:

	1 year	2 years	3 years	4 years	Total
Millions of pesos	208	55	26	1,943	2,232

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

Cross-Default Provisions

Our notes and other bank financings outstanding as of December 31, 2013 included cross-default provisions whereby, in the case of the notes, the trustee under the relevant notes may be instructed by the noteholders representing at least 25% of the related outstanding capital to declare, or in the cases of the bank financings, the relevant lender may declare, as the case may be, all the amounts owed thereunder to be due and payable if any of our or our significant subsidiaries’ debt is accelerated or not paid when due, provided that those due and unpaid amounts exceed the higher of U.S.$25 million or 1% of PESA’s shareholders’ equity at the time such debt is due, and provided further that the default has not been eliminated or cured within the applicable legal and/or contractual terms, after we have been served notice of the default.

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

FUTURE CAPITAL REQUIREMENTS

PESA’s shareholders’ meeting held on March 27, 2014: (a) approved (i) in accordance with legal requirements, an increase of Ps. 714 million in the reserve for future investments, and the transfer to the legal reserve of Ps. 38 million based on our results in 2013, and (ii) a net decrease of Ps. 225 million in the reserve for future investments (consisting of an increase in the amount of Ps. 2,299 million and a decrease in the amount of Ps. 2,524 million), and an increase of Ps. 225 million in the reserve for future dividends; and (b) delegated with the Board of Directors the determination of the actual dividend distribution date and amount. As a result of the foregoing, as of the date of this Annual Report, the reserve for future dividends amounts to Ps. 1,275 million and the reserve for future investments amounts to Ps. 5,432 million.

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

Our 2014 investment plan is consistent with reserves replacement and production goals, mainly in the Neuquén Basin in Argentina, and is primarily aimed at ensuring PESA’s sustainable growth.

Efforts will continue to develop oil reserves through well drilling, delimitation of reserves, and expansion of secondary recovery projects and of relevant surface facilities.

Along these lines, and by using cutting-edge technology in the country, the Company will continue with exploration study and investment programs aimed at attaining new findings at conventional and non-conventional oil and gas reservoirs. As of December 31, 2013, we maintained investment commitments for approximately U.S.$8 million, including exploratory wells perforation in the Río Colorado, Río Atuel, Borde del Limay y Chirete blocks, all located in Argentina.

•	Refining and Distribution

In 2014, investments will focus on operational reliability improvements for refining facilities as a whole and maintenance of PESA’ gas stations network.

•	Petrochemicals

At the Puerto General San Martín plant, investments will continue focused on reliability and maintenance projects, pursuing increased yield and safety in operating processes.

•	Gas & Energy

In the Gas and Energy business segment, we will continue to seek to secure self-supply and, at the same time, develop profitable marketing alternatives

OFF-BALANCE SHEET TRANSACTIONS

Other than as described below, we do not have any off-balance sheet arrangements required to be disclosed by Item 5 of Form 20-F.

OCP Investment’s Letters of Credit

In order to guarantee compliance with the Company’s financial commitments under the Ship or Pay transportation agreement executed with OCP and a portion of OCP’s contractual obligations, we are required to procure letters of credit. These letters of credit are required to remain in effect until December 2018. As of December 31, 2013, we had procured letters of credit for a total amount of about U.S.$74 million, mainly related to the Ship or Pay transportation agreement. As the letters of credit expire, we must renew or replace them. Otherwise, we would have to deposit cash in amounts equal to our guarantee obligations, which would have a material adverse effect on our cash flows.

Other Guarantees

Our warranty bonds, sureties and guarantees as of December 31, 2013, 2012 and 2011, which are not disclosed individually in the notes to our audited consolidated financial statements, amount to Ps. 120 million, Ps. 45 million and Ps. 18 million, respectively.

In certain business operations in which PESA and its counterparties act as customers and suppliers, both sides have obtained guarantees (promissory bonds) in equivalent values, which as of December 31, 2013 amounted to Ps. 241 million.

CONTRACTUAL OBLIGATIONS

The following table summarizes certain contractual obligations as of December 31, 2013. The table does not include accounts payable.

For further information on our contractual commitments, please see Note 30 to our Audited Consolidated Financial Statements.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of pesos)
Debt Obligations (1)	2,232	208	81	1,943	—
Purchase Obligations
Long-term service agreement (2)	2,054	1,216	604	62	172
Petroleum services and materials (2)	5,151	4,120	977	54	—
Transportation capacity (3)	1,541	311	490	254	486
Gas purchase agreements for Genelba	193	98	39	40	16
Gasolines	11,681	1,846	1,734	1,734	6,367
Crude oil transportation agreement with OCP	380	92	164	124	—
Pension Plan	336	—	42	47	247

Total	23,568	7,891	4,131	4,258	7,288

Sales Obligations
Natural gas	1,395	475	619	271	30
Electric power	5,433	914	1,295	1,265	1,959
LPG	1,803	226	452	452	673
Gasolines	7,226	1,568	998	998	3,662

Total	15,857	3,183	3,364	2,986	6,324

(1)	Includes estimated interest payments accrued until December 31, 2013.
(2)

Prices are generally determined by formulas based on future market prices. Estimated prices used to calculate the monetary equivalent of these purchase obligations for purposes of the table are based on current market prices as of December 31, 2013 and may not reflect actual future prices. Accordingly, the peso amounts provided in this table with respect to these obligations are provided for illustrative purpose only.

(3)	Estimated price of Ps. 0.32 million per million cubic meters.

Debt Obligations. A description of our contractual obligations with respect to our debt obligations is set forth under

“—Liquidity and Capital Resources—Description of Indebtedness.”

Long-Term Service Agreement. We have entered into a long-term service agreement with different service providers in the ordinary course of our business. The aforementioned contracts provide for the supply of services such as maintenance and repair of Genelba, transportation between facilities and technical support.

Petroleum services and materials. We have entered into several agreements with different oil and gas petroleum service providers in order to ensure the usual supply of services and materials in countries where we conduct oil and gas activities. The aforementioned contracts provide for the supply of services such as pulling services, work-over, perforation works, materials and others.

Transportation capacity. We have entered into firm gas transportation agreements with Metrogas and TGS to provide gas transportation services to our thermal power plant, Genelba. These contracts include firm commitments, which require us to meet our contractual obligations for the entire volume hired, even if no gas is transported. These contracts expire in 2019.

Gas Purchase Agreement for Genelba. Complementing the gas transportation agreements mentioned above, we have entered into natural gas supply agreements with TGS. Under these agreements, TGS has committed to supply Genelba Plus and Genelba’s natural gas requirements in the event that such supply is not met internally to ensure that both thermal power plants are able to meet their own contractual energy delivery commitments.

Crude Oil Transportation Agreement with OCP. We are party to an agreement with OCP related to oil transportation capacity of 80,000 barrels per day for a 15-year term starting November 10, 2003. This is a “Ship or Pay” transportation agreement. Therefore, the Company must comply with its contractual obligations for the aggregate committed capacity, regardless of the amount of crude oil actually transported, and pay, like the other producers, a rate that covers OCP operating costs and financial services, among others. As of December 31, 2013, related current and non-current liabilities relating to the outstanding Ship or Pay contract amount to Ps. 92 million and Ps. 288 million, respectively.

Pension Plans. A description of our contractual obligations with respect to our pension plans appears in Note 24 to our Audited Consolidated Financial Statements.

Natural Gas Sales. These agreements correspond primarily to long-term sales commitments in order to ensure the sale of natural gas in Argentina.

LPG and Electric Power Sales. These agreements correspond primarily to sale commitments in order to ensure the sale of LPG and electric power in Argentina.

Gasolines. We have entered into agreements with Oil Combustibles in order to ensure the supply of virgin naptha to our Refining and Distribution business segment. The aforementioned contracts provide for the acquisition by PESA, primarily, of virgin naptha for our Refining and Distribution business segment and for the sale to Oil Combustibles of intermediate gasoline. These contracts extend to 2026.

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

The table below sets forth the current composition of the Board of Directors, as approved by PESA’s general ordinary and special shareholders’ meeting held on March 27, 2014.

Name	Year of Appointment	Position	Term Expires
Luiz Gustavo Primo de Siqueira	2014	Chairman	2015
Jorge José Nahas Neto	2013	Vice Chairman	2014
José Raimundo Brandão Pereira	2009	Director	2014
Antonio Eduardo Monteiro de Castro	2012	Director	2014
Cedric Bridger	2004	Director	2016
Roberto Luis Monti	2003	Director	2016
Carlos Ariel Lieutier	2014	Director	2016
Ronaldo Batista Assunção	2013	Director	2015
Luis Miguel Sas	2003	Director	2015
José Jorge De Moraes Júnior	2014	Alternate Director	2015
Gustavo Tardin Barbosa	2011	Alternate Director	2014
Eduardo Autran de Almeida Junior	2010	Alternate Director	2014
Luciana Bastos de Freitas Rachid	2012	Alternate Director	2014
Benicio Schettini Frazão	2013	Alternate Director	2015
Daniel Casal	2003	Alternate Director	2015
Alejandro Poletto	2008	Alternate Director	2016
David René Jacoby	2013	Alternate Director	2016

As approved by PESA’s general ordinary and special shareholders’ meeting held on March 27, 2014, alternate directors will fill any vacancy in the following order: José Jorge De Moraes Júnior to Luiz Gustavo Primo de Siqueira, Gustavo Tardin Barbosa to Jorge José Nahas Neto, Eduardo Autran de Almeida Junior to José Raimundo Brandão Pereira, Luciana Bastos de Freitas Rachid to Antonio Eduardo Monteiro de Castro, Benicio Schettini Frazão to Ronaldo Batista Assunção, Daniel Casal to Luis Miguel Sas, Alejandro Poletto to Cedric Bridger or Roberto Luis Monti, and David René Jacoby to Carlos Ariel Lieutier.

For the purpose of CNV Resolution No. 622, Cedric Bridger, Roberto Luis Monti, Carlos Ariel Lieutier, Alejandro Poletto and David René Jacoby qualify as independent directors. CNV Resolution No. 622 provides that a member of a corporate body shall not be considered independent if that member:

1.

is also a member of management or an employee of shareholders who hold significant interests in the issuer, or of other entities in which these shareholders hold either directly or indirectly significant interests or over which these shareholders exercise a significant influence,

2.	is an employee of the issuer or has been an employee during the last three years,

3.

has professional relations or is part of a company or professional association that maintains professional relations with, or that receives remunerations or fees (other than directors’ fees) from, the issuer or from its shareholders that hold either directly or indirectly significant interests in or exercise a significant influence over the issuer, or from which such shareholders hold either directly or indirectly significant interests or exercise a significant influence,

4.	is either directly or indirectly a holder of significant interests in the issuer or in an entity that has significant interests in or exercises a significant influence over the issuer,

5.

sells or provides either directly or indirectly goods or services to the issuer or to shareholders that hold either directly or indirectly significant interests in or exercise a significant influence over the issuer and receives compensation for such services that is substantially higher than that received as a director, or

6.	is married or is a family member, up to fourth degree by blood or up to second degree by affinity, to an individual who would not qualify as independent.

“Significant interests” mean shareholdings that represent at least 15% of the capital stock of the relevant entity, or a smaller percentage when the person has the right to elect one or more directors by class of shares or by having entered into agreements with other shareholders relating to the governance and the management of the relevant entity or of its controlling shareholders.

The following is a brief summary of the principal business and academic experience of each of our directors:

Luiz Gustavo Primo de Siqueira (56) has served as an alternate member of the Board of Directors since 2013. In 1980 he graduated in Mechanical Engineering from the Instituto Militar de Ingeniería (Engineering Military Institute), specializing in Oil Engineering in 1992, obtaining a master’s degree in Production Engineering from the Universidade Federal do Rio de Janeiro (“UFRJ”) in 1998 and an MBA in International Business Management. He worked in the Southwestern Drilling Section between 1983 and 1987, and then worked as Chief of the Wells Coating Department of the Drilling Department until 1990. Between 1991 and 1995, he served as Quality Coordinator of the Drilling Department, and from 2000 to 2005 he was Quality and SMS Manager in Petrobras Colombia Ltd. Then, from 2006 to 2011, he was the Organization, Management and Process Manager in the International Business Area. During 2012, he served as Corporate Director in Petrobras Colombia Ltd. He currently serves as International Executive Manager for Latin America.

Jorge José Nahas Neto (54) has served as a member of and Vice Chairman of the Board of Directors since 2013. He graduated in 1981 in Economy from the University Candido Mendes, specializing in Economy Engineering in 1993 from the same university. Since 1980, he has worked in different national and multinational companies. He joined Petrobras in 1993, where he served in the financial and planning areas in Brazil and in the international area. He was the Finance Manager of Petrobras Internacional Braspetro B.V. and Finance and Administrative Manager of Petrobras América Inc. in Houston, Texas. Since 2004, he has served as Financial and Risk Management Executive Manager, and since 2008 as Petros Deliberative Counselor.

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

Antonio Eduardo Monteiro de Castro (48) has served as a member of the Board of Directors since 2012. He graduated in Mechanical Engineering from the UFRJ, and holds a master’s degree in Politics and Management, from Ecole du Petrole et des Moteurs (France). In 1987, he started his career in Petrobras’s energy division, in the Refining Area, where he worked more than ten years in the assessment and development of energy generation and cogeneration projects. Since 2000, he has worked in the Gas and Energy Area, where he was General Manager, responsible for the development of new businesses and gas projects (gas pipelines and LPG) and Energy (thermoelectric power stations together with national and international companies). In 2006, he started leading corporate management and planning activities as Executive Manager. One year later, he presided over the Transportadora Brasileña Gasoducto Bolivia-Brasil (“TBG”) Administrative Council. In 2008, he was designated the head of Petrobras’s Gas and Energy Marketing and Commercialization area. From 2009 to 2010 he served as a member of the Board of Directors. He is currently the Executive Manager of Corporate Strategy.

Cedric Bridger (78) has served as a member of the Board of Directors since 2004, and is currently a member of the Audit Committee. He graduated in Public Accounting in London from the Association of Certified and Corporate Accountants, where he initiated his professional activities. He joined FADIP S.A. (later Hughes Tool Co. S.A.) in Buenos Aires in 1964, where he was Financial Manager. Subsequently, he became General Manager of the company in Brazil and was ultimately appointed its Vice President of Operations for Latin America. From 1992 to 1998, he was Chief Financial Officer of YPF S.A. In April 1998, he retired from YPF S.A. and took a position as Director of Banco Hipotecario S.A. and since 2003 he has been a member of the board of directors of IRSA Inversiones y Representaciones S.A.

Roberto Luis Monti (75) has served as a member of the Board of Directors since 2003, and is currently a member of the Audit Committee and of the Compensation Committee. He graduated in Electromechanical Engineering. He received a Master of Electronic Engineering from the Universidad de Buenos Aires (“UBA”), and an MBA from the American Management Association, New York. For 32 years he worked for Schlumberger, where he was Vice-Chairman of Wireline Operations, Chairman of Anadrill, Chairman of Wireline & Testing for Europe, Africa, Middle and Far East and Latin America, and Chairman of Dowell at a worldwide level during the period from 1981 to 1995. From 1995 to 1997 he served as Chairman and CEO of Maxus Energy Corporation. From 1997 to 1999 he served as Chairman and CEO of YPF S.A. In 2000, he served as Vice Chairman of Exploration and Production and Vice Chairman of the board of directors of YPF S.A. In addition, he currently serves as member of the board of directors of Tenaris S.A.

Carlos Ariel Lieutier (36) has served as a member of the Board of Directors since 2014. He graduated in Economy in 2002 at the UBA. In 2005 he obtained a Postgraduate degree in Public Management for Social Development from the Alcalá de Henares University and the Spanish Public Administration Institute. He is currently enrolled in a Masters Degree in Political Economy at the Facultad Latinoamericana de Ciencias Sociales. Since 2001, he has held several positions within the City of Buenos Aires and National Governments, serving as Financial Manager of the Pensioners National Social Services Institute and General Manager of the Health Superintendence. Since 2013, he serves as General Institutional Coordinator of the Polical Economy Secretary within the National Ministry of Economy.

Ronaldo Batista Assunção (58) has served as a member of the Board of Directors and as Chief Executive Officer since 2013. He is also member of the Compensation Committee. He graduated in Civil Engineering from the Brasilia University in 1978, specializing in Oil Engineering and obtained a Posgraduate degree in Economic Engineering and Industrial Administration from the UFRJ. He held different managing positions within Petrobras, including: General Executive Manager of Operations and Participations in Energy and Chairman of Brasil PCH S.A. and Breitener Energética S.A. In addition, he is currently Chairman of Petrobras Energía Internacional S.A. and member of the board of directors of Petrobras Energía Ecuador Ltd., Petrobras Energía Colombia Ltd., Petrolera Entre Lomas S.A, Petrobras Hispano Argentina S.A., Petrobras Energía de México S.A. de C.V., Atalaya Energy S.A. and Canadian Hunter S.A.

Luis Miguel Sas (51) has served as a member of the Board of Directors since 2003, and as Chief Financial Officer since May 2004. He graduated in Public Accounting from the UBA and holds an MBA from the Instituto de Altos Estudios Empresariales—Universidad Austral. He joined PESA in 1984. In 1990 he was appointed Head of the Financial Operations Department for Telecom. He worked as head of Petrobras Argentina’s money desk and in 1997 he was appointed Corporate Finance Manager, in charge of capital markets and project financing. In January 2000, he was appointed Chief Financial Officer of EDESUR. He served as Financial Manager at PESA between May 2001 and May 2004. In addition, he currently serves as Chairman of Petrobras Hispano Argentina S.A. and is member of the board of directors of PELSA and Petrobras Energía Internacional S.A. He is also a member of the Executive Boards of the Foundation for Latin American Economic Research (FIEL) and the Argentine Institute of Financial Executives (IAEF).

The following is a brief summary of the principal business and academic experience of each of our alternate directors:

José Jorge de Moraes Júnior. (58) has served as an alternate member of the Board of Directors since 2014. He graduated in Geology from São Paulo University in 1979 and obtained a Masters Degree in Sedimentology and Stratigraphy from Ouro Petro University in 1988. He joined Petrobras in 1980 where he has held several managing positions such as Petrobras Colombia Exploration Manager, Exploration Activity Manager at Campos Basin, New Business General Manager Corporate E&P Executive Manager. He currently serves as International Corporate Executive Manager.

Gustavo Tardin Barbosa (53) has served as an alternate member of the Board of Directors since 2011. He graduated in Civil Engineering from Pontificia Universidade Católica do Rio de Janeiro in 1985. He also holds an MBA from Fundação Getulio Vargas (1992), post graduate studies in Corporate Finance from London Business School (1996) and Advanced Management from Wharton School (2002). He joined Petrobras in 1986 where he has held several senior financial positions including Controller of Petrobras International (1993-1994), Chief Financial Officer of Petrobras UK (1994-1999), Executive Manager of Financial Planning and Risk Management of Petrobras (1999-2003) and Chief Financial Officer of Petrobras America (2003-2011). In 2011, he was appointed by Petrobras to serve as Executive Manager of Corporate Finance.

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

Benicio Schettini Frazao (58) has served as Director of Oil and Gas Exploration and Production since November 2011. He graduated in Civil Enginering and in 1979 joined Petrobras, where he specialized in Oil Engineering. Since 1980, and for over 20 years, he worked at the Campos Basin. First, his duties were at an off-shore platform, and then at the Operations Management and the Supply Area. He also served at the E&P Service Material Division at Petrobras, at Rio de Janeiro. Subsequently, Mr. Schettini Frazao took on responsibility within the E&P area, for the installation, engineering, construction, training, and initiation of production of the P50 Platform for over seven years. From 2008 through November 2011, he was General Manager of E&P’s New Business in Petrobras. He is currently a member of the board of PELSA and of Petrobras Bolivia Internacional S.A.

Daniel Casal (57) has served as an alternate member of the Board of Directors and as Executive Director of Legal Affairs of PESA since 2003. He graduated in Law from the Universidad Católica Argentina in 1980. He joined PESA in 1991. He also serves as member of the boards of directors of TGS, Compañía de Inversiones de Energía S.A., Petrobras Energía Colombia Ltd., Petrobras Energía Internacional S.A. and PELSA.

Alejandro Poletto (41) has served as an alternate member of the Board of Directors since 2008. He graduated in Law from the Universidad Católica Argentina in 1998 and received a Master Degree in Law (LL.M.) from Cornell University Law School, Ithaca, New York. He has previous experience as an associate lawyer for the law firms Marval, O’Farrell & Mairal, and Cárdenas, Cassagne & Asociados in Buenos Aires. He also worked as a foreign associate at Skadden, Arps, Slate, Meagher & Flom LLP’s New York Office. He is a partner at Beccar Varela Law Firm.

David René Jacoby (31) has served as an alternate member of the Board of Directors since 2013. He graduated in Economy from the Universidad de Buenos Aires in 2006, specializing in Public Financial Administration in 2007, and obtaining a master’s degree in Political Economy in 2010. Since 2005, he has held several positions within the Argentine Ministries of Economy, Industry and Health. Since 2012, he has been an Advisor in the Gas and Oil Section of the National Direction of Companies Participated in by the Argentine Government (Dirección Nacional de Empresas con Participación del Estado) within the Ministry of Economy.

Administration and Organization

PESA’s operations are divided into four business segments that are in turn supported by corporate functions. The four business segments are: Oil and Gas Exploration and Production; Refining and Distribution; Petrochemicals and Gas and Energy.

PESA is managed by a committee made up of five members: the Chief Executive Officer, the Chief Financial Officer, the Director of Oil and Gas Exploration and Production, the Downstream Director and the Corporate and Services Director. Operations are managed through standardized processes that facilitate and secure coordination between the different units and groups. Delegation of authority is encouraged for the purpose of promoting efficiency. In addition, the scope of the delegation of authority is clearly and expressly determined through systemized approval limits for risk minimization purposes. Our internal control system is supported by coordination among the areas responsible for managing businesses and administering them on a centralized basis, always within the framework of the policies established by the executive committee. Operating and administrative processes are jointly supported by administrative procedures, highly reliable information systems, production of periodic management control reports, performance appraisals and fluid communication.

Executive Officers

The table below sets out the names and positions of PESA’s executive officers:

Name	Position
Ronaldo Bastista Assunção	Chief Executive Officer
Luis Miguel Sas	Chief Financial Officer
Benicio Schettini Frazao	Director of Oil and Gas Exploration and Production Segment
Adelson Antonio da Silva	Corporative and Services Director
Luiz Alberto Domingues	Downstream Director
Daniel Casal	Executive Manager of Legal Affairs
Allan Leslie Blumenthal	Executive Manager of Gas and Energy Segment
Alfredo Guía y Díaz	Executive Manager of Strategy, Planning and Performance

The following is a brief summary of the principal business and academic experience of PESA’s executive directors and executive officers of the Company (for the summary regarding those who are directors, see above).

Luiz Alberto Gaspar Domingues (62) served as member of our board of directors in 2013 and since 2012, he serves as Downstream Director of PESA. He graduated in Electrical Engineering at the University of Rio de Janeiro in 1976. He joined Petrobras 35 years ago and has held several positions, such as Refining Ventures General Manager and Supply Executive Manager. Mr. Domingues was also member of the board of directors of Refinerías Abreu e Lima S.A. and Alberto Pasqualini S.A. and currently serves as chairman of board of directors of Refinería del Norte S.A. and of Eg3 Red S.A.

Adelson Antonio da Silva (57) served as Executive Manager of Human Resources from 2010 to 2013, when he was appointed as Corporate and Services Director. He graduated as a Certified Public Accountant from Nilton Paiva Ferreira University, in Belo Horizonte, and as a Lawyer from Candido Mendes University, in Río de Janeiro. He obtained a specialization degree in tax law from Sá University and holds an Executive/Marketing MBA degree from COPPEAD-UFRJ in Rio de Janeiro. He joined Petrobras over 30 years ago and held several positions, mainly in the Human Resources, Accounting, Finance, Commercial and Business Development areas. He served as Executive Manager of Planning and Management Control at PESA and as Director of some companies related to the Company during 2003, 2004 and 2005. He served as General Manager of Strategy, Planning, Portfolio Management and Project Management in the Internacional Area.

Alfredo Sergio Guía y Díaz (57) has served as Executive Manager of Strategy, Planning and Performance since 2008. He graduated in Economic Sciences with a specialization in Business Administration at Universidad Nacional de La Plata. He joined PESA in 1997, when he took responsibility for the Planning and Management Control Department of the Refining and Petrochemicals business segment and the Management Control Department of Oil and Gas Exploration and Production and Gas and Energy segments. He has also has served as Performance Appraisal Manager for the Southern Cone region within Petrobras’ International Area from 2005 through 2007. He is also currently a member of the board of directors of Petrolera Entre Lomas S.A. and of Petrobras Energía Internacional S.A.

Leslie Allan Blumenthal (45) has served as Executive Manager of Gas and Energy since 2013. He graduated in Business Administration at the Universidad de Belgrano in 1997 and attended a Postgraduate course in Oil and Gas at the Instituto Teconológico Buenos Aires in 2001. Mr. Blumenthal joined PESA in 1993, where he has held several managing positions such as Logistic Manager, Sales of Oil and Gas Manager, Relations with the Government and Partners in E&P Manager and Commercialization of Natural Gas Manager. He is also the current chairman of the board of directors of World Energy Business S.A. and of Enecor S.A and alternate director of the board of directors of TGS and of CIESA.

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

In PESA, the compensation policy for executive officers includes annual cash compensation and a benefits program. The annual cash compensation is determined based on the characteristics and responsibilities of the relevant position and the executive officer’s qualifications and experience and benchmark information. Such compensation consists of a monthly fixed compensation and annual variable cash bonus dependent upon PESA’s results of operations and the achievement of individual goals and objectives. Benefits granted to executive officers are similar to those granted to employees generally, such as life insurance, health care plan, meal allowance and defined benefits pension plan, which are described in the audited consolidated Financial Statements.

No contracts for services were entered into between the directors and the Company or any of our subsidiaries that provide for benefits after termination of their office, other than as provided by law.

In 2013, PESA paid an aggregate of approximately Ps. 18 million to its directors and executive officers. The members of the Board of Directors and our executives do not receive compensation in the form of stock or equity. For information related to amounts set aside for pension and retirement benefits, see Note 24 to our Audited Consolidated Financial Statements.

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

On May 7, 2004, the Board of Directors created the Audit Committee and, in compliance with its duties, the Audit Committee approved its charter. At the Board of Directors meeting held on March 27, 2014, Cedric Bridger, Roberto Luis Monti and Carlos Ariel Lieutier were appointed as regular members of our Audit Committee and Alejandro Poletto and David René Jacoby were appointed as alternate members. Each of the members of the Audit Committee satisfies the independence requirements of Rule 10A-3 of the Exchange Act.

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

The Audit Committee is composed of three regular members and an equal or lower number of alternate members that are appointed by the Board of Directors from among its members. Directors having sufficient experience and ability in financial, accounting or business matters are eligible to become members of their Audit Committee. All members of the Audit Committee must be independent in accordance with applicable SEC standards and a majority must be independent in accordance with the standards of the CNV. See “—Directors and Senior Management—Board of Directors.” The audit committees may adopt its own internal regulations.

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

Compensation Committee

In order to better supervise salary and compensation matters, the Board of Directors created a compensation committee at its October 6, 2006 meeting. The main purpose of this committee is to assure the compliance with, and revise whenever necessary, policies relating to compensation that aim to provide the company with greater flexibility to make more effective decisions. The compensation committee meets monthly to approve matters relating to compensation policy, including compensation subject to our and the employee’s performance. The compensation committee, composed of Directors Roberto Luis Monti, Luiz Gustavo Primo de Siqueira and Ronaldo Batista Assunção, must report to the Board of Directors at least semiannually.

Statutory Supervisory Committee

PESA has a Sindicatura (the “Statutory Supervisory Committee”) that is comprised of three members and three alternate members.

The table below sets out the name, year of appointment and position of each person on the PESA Statutory Supervisory Committee, approved by the ordinary and special shareholders’ meeting held on March 27, 2014:

Name	First year of appointment	Position	Term Expires
Juan Carlos Cincotta	2004	Member	2014
Justo Federico Norman	2003	Member	2014
Rogelio Norberto Maciel	2003	Member	2014
Olga M. Morrone de Quintana	2004	Alternate	2014
Mariana P. Ardizzone	2004	Alternate	2014
María Laura Maciel	2004	Alternate	2014

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

Justo Federico Norman, Rogelio Norberto Maciel, Mariana P. Ardizzone and María Laura Maciel are lawyers and work at Maciel, Norman & Asociados Law Firm, which has professional relations with and charges fees to us, our controlling companies and our associates.

Olga M. Morrone de Quintana is a public accountant and works at Estudio Morrone de Quintana, Seoane & Quintana, which has professional relations with and charges fees to us and certain of our associates.

The following is a brief summary of the principal business and academic experience of the members of the Statutory Supervisory Committee listed in the table above:

Juan Carlos Cincotta (69) graduated in public accounting from UBA. He is currently head of Cincotta Asesores, Auditores y Consultores, and formerly a partner at Pistrelli, Henry Martin y Asociados (Ernst & Young). He specializes in external audits of major public and private entities, and consulting in accounting, social and corporate governance issues. He was a member of the Special Commission on Accounting and Auditing Regulations (CENCyA) of the Argentine Federation of Professional Councils in Economic Science and of the Nominating Committee of the International Federation of Accountants (“IFAC”). He lectures on topics within his special field of work in specialized entities in Argentina and abroad. He published several works on accounting, corporate and audit matters in different technical magazines and co-authored of the Treaty of Auditors Responsibility, Thomson Reuters-La ley Editorial, Buenos Aires, 2014.

Justo Federico Norman (69) earned his law degree from the Universidad Cátolica Argentina, and is a partner of Maciel, Norman & Asociados Law Firm in Buenos Aires. He has extensive experience in the general practice of law and in the fields of energy, natural resources, oil and gas regulations and environmental issues, and is renowned in the litigation and international arbitration fields. He is a member of the Association of International Petroleum Negotiators where he has served as Regional Secretary (2001-2004), the International Bar Association, and Rocky Mountain Mineral Law Foundation. He has represented and currently represents companies such as Anadarko Petroleum Corporation, ANR Pipeline Company (Coastal), Apache Corporation, BHP Petroleum (Americas) Inc., British Gas, Devon Energy Corporation, Parker Drilling, and Petroliam National Berhad (Petronas). He is a Regular Director of Petronas Argentina S.A. and Apache Petrolera Argentina S.A., among others.

Rogelio Norberto Maciel (77) earned his law degree from the Universidad de Córdoba, and is a founding partner of Maciel, Norman & Asociados Law Firm. He is a renowned lawyer in the litigation and international arbitration fields. He was one of the members of the Argentine Aeronautical Code Drafting Committee and was a member of the Argentine delegation to the International Civil Aviation Association. He is a member of the Buenos Aires Oil Club, the international Bar Association (IBA), the Association of International Petroleum Negotiators, and the Rocky Mountain Mineral Law Foundation. He is Vice Chairman of Petronas Argentina S.A., a Regular Director of BHP Petroleum (Argentina) S.A. and an Alternate Director of Petrolera Rio Alto S.A., among others.

Olga M. Morrone de Quintana (78) is a partner of Morrone de Quintana, Seoane & Quintana. She graduated in public accounting from UBA in 1965. She is currently a member of the statutory supervisory committee of PELSA, Petrobras Energía Internacional S.A., World Energy Business S.A. and Propyme SGR. She is also President of the Commission for the Study of the Difficulties of Disabled Professionals of the Professional Counsel of Economical Sciences and Treasurer of an accountant’s professional organization.

Mariana P. Ardizzone (42) earned her law degree from the UBA. She holds a Master of Laws degree from the University of Michigan a post-graduate degree in Business Administration and Electric Energy and Natural Gas Markets at the Instituto Tecnológico de Buenos Aires. She is a member of the Association of International Petroleum Negotiators and the Rocky Mountain Mineral Law Foundation. Since July 2001, she has been an associate with Maciel, Norman & Asociados in Buenos Aires.

María Laura Maciel (51) earned her law degree from the Universidad Católica Argentina. She is currently an associate with Maciel, Norman & Asociados in Buenos Aires, specializing in the general aviation law, and aircraft leasing and financing contracts, air transport, regulatory issues, air freight, and cargo matters in particular. She completed postgraduate courses in private international law and in aviation law at American University in Washington D.C. (1986), and postgraduate courses with the International Association of Air Transportation, Montreal, Canada (2004-2005).

Total compensation for the members of the Statutory Supervisory Committee of PESA in 2013 was Ps. 0.78 million.

EMPLOYEES

The following table sets forth the number of PESA employees by business segment for the fiscal years ended December 31, 2013, 2012 and 2011.

	As of December 31,
	2013	2012	2011
Oil and Gas Exploration and Production	492	499	499
Refining and Distribution	1,217	1,320	1,287
Petrochemicals	642	635	637
Gas and Energy	21	23	22
Corporate	555	671	670

Total	2,927	3,148	3,115

As of December 31, 2013, approximately 52% of our workforce consisted of members of labor unions that had entered into collective bargaining agreements with the Company and our subsidiaries. We have historically maintained good relations with our employees and labor unions. Except for trade union conflicts at Zárate Plant between March and June 2013, there were no significant labor strikes en 2013. During 2011, 2012 and 2013, we conducted different negotiations with unionized employees engaged in upstream and downstream operations in Argentina. See “Item 3. Key Information—Risk Factors—Factors relating to our Business—We could be subject to organized labor action.”

Argentine labor law currently obligates private sector businesses to maintain certain wage levels and provide certain benefits to their employees. We cannot assure you that the Argentine government will not in the future adopt measures requiring employers to offer increased wages or benefits, or that the employees of contractors we employ and/or unions to which they belong will not directly solicit such increases from us.

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

The table below sets forth certain information as of March 31, 2014 with respect to the ownership of PESA’s capital stock by each shareholder who is known to us to be the owner of more than 5% of such shares.

	Class B Shares as of March 31, 2014
Shareholder	Number of Shares	% of the Total Outstanding Shares
PPSL	1,356,791,556	67.2%
ANSES	239,277,004	11.8	% (1)

(1)

Corresponds to holdings identified in information provided by Caja de Valores as of March 31, 2014. With respect to possible holdings in the form of ADSs on the NYSE, such information is not available.

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

As of April 8, 2014, there were 17 registered holders of our ADSs in the United States and 26,661,929 of our ADSs were outstanding. Since certain of our ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States of our ADSs, or of where the direct beneficial owners of such ADSs are resident. We have no information concerning holders with registered addresses in the United States that hold our shares which are not represented by ADSs.

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

Sales of companies:

On March 31, 2011, through our subsidiary Petrobras Energía Internacional S.A., we agreed to sell our indirect interest in Innova to Petrobras for a total price of U.S.$332 million, which sale implied the discontinuation of our operations in Brazil and resulted in a gain of Ps. 723 million before considering the effects of income taxes and the reclassification of deferred results of Ps. 134 million for IFRS purposes. In April 2011, we received U.S.$228 million of the sale price, and the remaining U.S.$104 million are due on September 30, 2013, or any earlier date upon mutual agreement of the parties. The outstanding balance bears interest at LIBOR (12 months) until the date of its payment.

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

Commercial operations:

In the ordinary course of business, we enter into transactions with Petrobras associates to import and export crude oil and related oil products, at determinable market prices and terms, particularly with Braskem and Petrobras Global Trading BV.

These sales are undertaken in the ordinary course of business and at determinable market terms and prices.

The outstanding balances from our transactions with related companies (including companies under joint control) as of December 31, 2013, 2012 and 2011 are as follows (in millions of pesos):

	2013
	Current				Non-current
Company	Trade Receivables	Other Receivables	Accounts Payable	Provisions	Other Investments	Provisions
Associates
OCP	—	—	—	92	127	288
Refinor	4	13	7	—	—	—
Other	6	109	6	7	1	—

	10	122	13	99	128	288

Entities under joint control
TGS	21	8	12	—	—	—

	21	8	12	—	—	—

Petroleo Brasileiro Group Companies
Braskem S.A.	—	—	60	—	—	—
Petrobras Chile Ltda.	—	5	—	—	—	—
Petrobras Internacional - Braspetro B.V.	—	237	—	—	—	—
Petrobras Venezuela Inversiones y Servicios S.A.	—	—	—	16	—	—
Innova	—	—	—	—	—	—
Petrobras Global Trading B.V.	1	—	1	—	—	—
Petroleo Brasileiro	1	3	144	—	—	—
Petroleo Colombia Combustibles S.A.	—	—	—	—	—	—
Other	10	34	9	—	—	—

	12	279	214	16	—	—

Total	43	409	239	115	128	288

	2012
	Current				Non-current
Company	Trade Receivables	Other Receivables	Accounts Payable	Provisions	Other Investments	Provisions
Associates
OCP	—	—	—	97	97	283
Refinor	9	14	22	—	—	—
Other	1	8	10	9	1	—

	10	22	32	106	98	283

Entities under joint control
TGS	49	6	39	—	—	—

	49	6	39	—	—	—

Petroleo Brasileiro Group Companies
Braskem S.A.	—	—	16	—	—	—
Petrobras Chile Ltda.	—	4	—	—	—	—
Petrobras Internacional - Braspetro B.V.	—	152	—	—	—	—
Petrobras Venezuela Inversiones y Servicios S.A.	—	—	—	31	—	—
Innova	6	—	—	—	—	—
Petrobras Global Trading B.V.	27	—	—	—	—	—
Petroleo Brasileiro	—	425	85	—	—	—
Petroleo Colombia Combustibles S.A.	—	11	—	—	—	—
Other	—	43	—	—	—	—

	33	635	101	31	—	—

Total	92	663	172	137	98	283

	2011
	Current					Non-current
Company	Cash and cash equivalents	Trade Receivables	Other Receivables	Accounts Payable	Provisions	Other Investments	Other Receivables	Accounts Payable	Provisions
Associates
OCP	—	—	—	—	83	141	—	—	273
PELSA	—	—	—	19	—	—	—	38	—
Refinor	—	2	17	18	—	—	—	—	—
Other	—	12	29	2	5	7	—	—	—

	—	14	46	39	88	148	—	38	273

Entities under joint control
TGS	—	45	—	30	—	—	—	—	—

	—	45	—	30	—	—	—	—	—

Petroleo Brasileiro Group Companies
Braskem S.A.	—	—	—	61	—	—	—	—	—
Petrobras Chile Ltda.	—	—	2	—	—	—	—	—	—
Petrobras Internacional - Braspetro B.V.	387	—	133	—	—	—	—	—	—
Petrobras International Finance Co.	—	2	—	—	—	—	—	—	—
Petrobras Venezuela Inversiones y Servicios S.A.	—	—	—	—	23	—	—	—	—
Innova	—	20	—	—	3	—	—	—	—
Petroleo Brasileiro	—	1	35	91	—	—	450	—	—

	387	23	170	152	26	—	450	—	—

Total	387	82	216	221	114	148	450	38	273

The main transactions with related companies (including entities under joint control) for the fiscal years ended December 31, 2013, 2012 and 2011 are as follows (in millions of pesos):

	2013		2012		2011
Company	Purchases	Sales	Purchases	Sales	Purchases	Sales
Associates
Oldelval	46	3	37	3	31	3
PELSA (1)	—	—	5	2	148	4
Refinor	86	42	124	35	108	43

	226	52	166	40	287	50

Entities under joint control
TGS	68	202	82	91	109	50

	68	202	82	91	109	50

Petroleo Brasileiro Group Companies
Braskem (Copesul)	471	—	646	—	1,114	—
Petrobras International Finance Co.	—	—	—	—	128	5
Petroleo Brasileiro	122	17	66	28	150	157
Compañía Mega S.A.	—	7	—	7	—	36
Petrobras Internacional - Braspetro B.V.	—	—	80	—	—	—
Petrobras Paraguay Operaciones y Logística S.R.L	—	47	—	46	—	28
Petrobras Global Trading B.V.	41	—	192	27	—	—
Innova	—	173	1	151	8	133
Petrobras Chile Distribución Limitada	—	27	—	—	—	—
Other	3	—	3	10	—	19

	637	271	988	269	1,400	378

Total	945	414	1,236	400	1,796	478

(1)	Through May 31,2012, due to the acquisition of a controlling interest in PELSA as of such date.

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

Under the amendment introduced by Law No. 26,893 (regulated by Regulatory Decree No. 2,334/13), any dividend payments to our Argentine individual shareholders and undivided estates as well to our foreign shareholders are subject to income tax at a 10% (ten percent) rate, as one-time and definitive payment, without prejudice to the 35% (thirty-five percent) withholding as may be applicable under Law No. 25,063. See “Item 10. Additional Information—Taxation—Argentine Taxes.”

Pursuant to the resolutions adopted at the shareholders’ meetings held on March 29, 2012 and April 6, 2011 in 2012 and 2011 we paid cash dividends in the amount of Ps. 211 million and Ps. 183 million, respectively.

PESA’s shareholders’ meeting held on March 21, 2013: (a) approved (i) in accordance with legal requirements an increase of Ps. 524 million in the reserve for future investments and the transfer to the legal reserve of Ps. 31 million based on our results in 2012, and (ii) a net decrease of Ps. 361 million in the reserve for future investments (consisting of an increase in the amount of Ps. 2,638 million and a decrease in the amount of Ps. 2,999 million) and an increase of Ps. 361 million in the reserve for future dividends; and (b) delegated with the Board of Directors the determination of the actual dividend distribution date and amount.

PESA’s shareholders’ meeting held on March 27, 2014: (a) approved (i) in accordance with legal requirements, an increase of Ps. 714 million in the reserve for future investments and the transfer to the legal reserve of Ps. 38 million based on our results in 2013, and (ii) a net decrease of Ps. 225 million in the reserve for future investments (consisting of an increase in the amount of Ps. 2,299 million and a decrease in the amount of Ps. 2,524 million), and an increase of Ps. 225 million in the reserve for future dividends; and (b) delegated with the Board of Directors the determination of the actual dividend distribution date and amount. As a result of the foregoing, as of the date of this Annual Report, the reserve for future dividends amounts to Ps. 1,275 million and the reserve for future investments amounts to Ps. 5,432 million.

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

The following table sets forth, for the periods indicated, the high and low closing sales price of the ADSs on the NYSE and the Class B shares of PESA on the Buenos Aires Stock Market:

	ADS (1) (3)				Class B share (2)
Full Year	High		Low		High	Low
2008					13.10	6.30
2009	19.40	(3)	15.54	(3)	7.55	5.20
2010	26.38		12.91		10.65	5.20
2011	28.20		12.16		11.35	5.78
2012:
First Quarter	17.13		12.48		7.90	6.22
Second Quarter	12.97		7.26		6.75	4.76
Third Quarter (4)	4.79		3.89		3.10	2.51
Fourth Quarter	5.20		3.89		3.39	2.72
2013:
First Quarter	5.98		4.64		4.49	3.40
Second Quarter	4.94		3.47		4.57	2.86
Third Quarter (4)	5.64		3.55		5.05	2.79
Fourth Quarter	7.24		5.34		6.39	4.94
November 2013	7.24		6.10		6.39	5.54
December 2013	6.93		5.55		6.01	5.08
2014:
January 2014	5.58		4.50		5.50	4.77
February 2014	5.32		4.34		5.49	4.90
March 2014	5.55		4.67		5.40	4.78
April 2014 (5)	5.91		5.10		5.67	5.05

(1)	In U.S. dollars.
(2)	In Argentine pesos.
(3)	Since September 30, 2009.
(4)

The price since September 2012 reflects the effects of a capital increase approved on March 29, 2012 by the shareholders of the Company and carried out starting September 26, 2012. This increase represented the partial capitalization of retained earnings of the Company, and had the effect of doubling the number of our Class B shares outstanding.

(5)	Through April 15, 2014.

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

New Capital Markets Law — Law No. 26,831

On December 28, 2012, the new Capital Markets Law (Law No. 26,831) (the “Capital Markets Law”) was published in the Official Gazette. This law eliminates self-regulation of the capital markets and grants new powers to the CNV, including the ability to request reports and documents, to conduct investigations and inspections of natural and legal persons under its control, and to call such persons to testify and take informational and testimonial declarations. Likewise, if as a result of investigations performed, it is determined that non-controlling interests or the interests of holders of securities subject to public offering have been harmed, the CNV, according to the severity of the harm determined to have been caused, may appoint overseers with the power to veto resolutions adopted by the boards of directors and/or suspend the boards of directors of relevant companies for a maximum period of 180 days until the deficiencies found are determined to have been remedied.

Certain information regarding the Buenos Aires Stock Market is set forth in the table below:

	2013	2012	2011	2010	2009
Market capitalization (billions of pesos)	3,356	2,314	1,610	1,900	2,184
As a percentage of GDP(1)	124%	106%	86.3%	132%	187%
Volume (in millions of pesos)	18,945	9,954	13,579	14,955	11,221
Average daily trading volume (in millions of pesos)	78.60	41.30	55.40	60.79	45.99
Number of listed companies(1)	105	107	105	107	88

(1)	End-of-year figures for trading on the Buenos Aires Stock Exchange.

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

Change of Control

In 2001, the Argentine government issued Decree No. 677/01 (“Decree 677”) which, among other things, allowed listed companies to “opt out” of the rules mandating tender offers upon the occurrence of a change of control of a public company. According to Decree 677, any person or entity that directly or indirectly acquired a certain percentage of the voting shares of a public company with the intention of obtaining control was required to publicly offer to purchase all of the target’s outstanding shares. However, under Decree 677 listed companies were allowed to “opt out” of the mandatory tender offer requirement, provided that they did so expressly in their bylaws. We, with the approval of our shareholders, “opted out” of the mandatory tender offer requirement. Prospective acquirors could, nevertheless, voluntarily launch an offer for all of our shares.

In 2012, the Argentine government enacted the Capital Markets Law, which was regulated in 2013 by Resolution No. 622/2013 of the CNV. The new rules establish a general mandatory tender offer system applicable to all listed companies, with no possibility to opt out. To the extent that the application of this new rule to companies that had opted out of the tender offer requirement under the previous regime is not clear as of the filing date of this Annual Report, PESA cannot assess the outcome of potential future claims by any of our shareholders arising out of a change of control consummated in accordance with rights acquired under the previous regime.

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

On September 12, 2012, PESA appointed J.P. Morgan Chase Bank N.A. as depositary for the Company’s ADR program. The program was transferred from Citibank, N.A. to J.P. Morgan Chase Bank N.A. on September 13, 2012 and the contract has a duration of five years.

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

Income Tax

Recent modifications to the Income Tax Law

On September 23, 2013, the Argentine government enacted Law No. 26,893 (regulated by Regulatory Decree 2,334/2013) introducing modifications to the income tax regime, specifically related to the taxability of the income originating from the purchase and sale of shares and the collection of dividends.

Capital gains

Sales or other dispositions of shares, quotas, equity interests, certificates, bonds and other securities of Argentine issuers by non-residents of Argentina will be subject to income tax at a rate of 15% of the net gain derived from such transactions. The net gain is presumed to be 90% of the gross sale price, which equates to an effective tax rate of 13,5% of the gross sale price. Alternatively, Argentine law allows non-residents of Argentina to calculate the net gain by deducting from the sale price certain costs allowed under Argentine tax regulations, however, procedures for exercising this alternative option have not yet been determined. In the event both the seller and the buyer are non-residents of Argentina, Argentine law requires that the buyer pay the income tax resulting from such sale to the Argentine tax authorities, however, there are no regulations providing for procedures with respect to the payment of the capital gains tax under these circumstances.

Capital gains of legal entities domiciled in Argentina resulting from the sale or other disposition of our Class B shares or ADSs will be subject to income tax at a 35% rate. Certain investment funds and foundations are not subject to income tax.

Sales or other dispositions of shares, quotas, equity interests, certificates, bonds and other securities by Argentine individuals residents or undivided estates located in Argentina that are executed through exchange markets duly authorized by the Argentine Securities and Exchange Commission (CNV) are exempt from income tax.

With respect to income tax applicable to sales abroad by foreign residents, the tax rate may be reduced under the provisions of tax treaties between Argentina and the country of residence.

As noted above, several aspects of Law No. 26,893 are unclear and there is currently no administrative or judicial interpretation of the law. Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences of holding and disposing of ADSs or Class B shares.

Dividends

Dividends paid on our Class B shares or ADSs in excess of the Company’s taxable accumulated income for the previous fiscal period, whether in cash, property or other equity securities, and any other payment in kind, are subject to income tax withholding at the rate of 35% in respect of such excess (“Equalization Tax”). This is a final tax and it is not applicable if dividends are paid in shares (acciones liberadas).

In addition, dividends paid by us to our Argentine individual shareholders and undivided estates as well as to our foreign shareholders are subject to tax at a 10% rate. The 10% tax rate is calculated over the net dividend after giving effect to the Equalization Tax.

With respect to dividends paid to shareholders residing abroad, such withholding may be reduced by a tax treaty between Argentina and their country of residence.

JPMorgan Chase Bank, N.A. is our paying agent in the United States. See “Item 8. Financial Information—Dividends” and “Item 9. Offering and Listing.”

Capital reductions and other distributions

Capital reductions and redemptions of our Class B shares and ADSs are not subject to income tax up to an amount equivalent to the contributed capital corresponding to the Class B shares and ADSs to be redeemed. Any distribution exceeding this amount, however, will be considered as a dividend for tax purposes and subject to withholding tax at the rate of 35% (plus an additional 10%, if applicable, as described above).

Personal property tax

Corporations, partnerships, establishments, financial trusts and other legal entities domiciled or located in Argentina are not subject to the personal property tax.

Shareholdings or interests in corporations incorporated in Argentina that are held by individuals or undivided estates domiciled or located in Argentina or abroad, or by companies or other legal persons located abroad, are subject to the personal property tax. A company is liable for the personal property tax payable on behalf of its shareholders in respect of their share ownership, except for shareholders residing in countries which have signed a tax treaty with Argentina including an applicable exemption. A company liable for this tax payment will be entitled to seek reimbursement of the amount paid from the shareholders, by way of withholding or by foreclosing directly on the assets that gave rise to such payment. Consequently, we are liable to pay personal property tax in respect of our Class B shares and ADSs and we are entitled to seek reimbursement of the amount paid from shareholders. We usually seek these reimbursements through a withholding on dividend payments. The applicable tax rate is 0.50% on the equity value of the shares, calculated as of December 31 of the year under consideration.

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

Other taxes

There is no inheritance, gift, succession or VAT applicable to the ownership, transfer, exchange or disposition of our Class B shares or ADSs, except for the inheritance tax applicable only to corporations or individuals with tax domicile in the Province of Buenos Aires and the Province of Entre Ríos (the tax rate ranges between 4% and 22% depending on the relationship and the amount of inheritance).

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder with respect to the ADSs will generally be subject to taxation at preferential rates if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for United States federal income tax purposes with respect to our 2012 or 2013 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2014 taxable year.

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

Upon a sale, exchange or other disposition of our Class B shares or ADSs, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized on such disposition (which, in the event of a redemption, will include any amount withheld by us in respect of Argentine taxes imposed on such redemption) and the U.S. holder’s adjusted tax basis in our

Class B shares or ADSs (which, generally, is the U.S. dollar cost thereof). Any gain that you recognize generally will be treated as U.S. source income for United States foreign tax credit purposes. Consequently, if foreign income or withholding tax is imposed on such gain, you will not be able to use any corresponding tax credit unless you have other foreign source income of the appropriate type in respect of which the credit may be used. Long-term capital gains recognized by an individual holder are generally taxable at preferential rates. Capital losses may be deducted from the U.S. holder’s taxable income, subject to limitations.

Backup withholding

The information reporting requirements of the Code generally will apply to distributions on, as well as to proceeds from the sale or exchange of our Class B shares or ADSs. Subject to certain exceptions, “backup withholding” may apply to payments of dividends on our Class B shares or ADSs and to payments of the proceeds of a sale or exchange of the Class B shares or ADSs that are made to a non-corporate U.S. holder if such holder fails to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules. The backup withholding tax is not an additional tax and may be credited against a U.S. holder’s United States federal income tax liability, provided that correct information is provided to the Internal Revenue Service. U.S. holders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such exemption, if applicable.

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

B- Not applicable.

C- Not applicable.

12.D – American Depositary Shares

Fees and Charges Applicable to ADS Holders

Effective September 13, 2012, JPMorgan Chase Bank, N.A. succeed Citibank, N.A, as the depositary for our ADR program.

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

Fees and Direct and Indirect Payments Made by the Depositary to the Company

Past Fees and Payments

During 2013, the Company received from the depositary a reimbursement of U.S.$264,754.

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

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2013. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that they file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

The Company’s management assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2013. In making this assessment, management used the criteria established in “Internal Control—Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluations and those criteria, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2013.

(c) Attestation Report of the Registered Public Accounting Firm

Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm, has audited our effectiveness of internal controls over financial reporting as of December 31, 2013. The report on the audit of our internal controls over financial reporting is included in our audited consolidated financial statements, together with PwC’s report on the consolidated financial statements as of December 31, 2013, on pages F-2 through F-3.

(d) Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act during the period covered by this Annual Report on Form 20-F that have materially affected or are reasonable likely to materially affect our internal control over financial reporting. Additionally, there have been no changes in our internal controls over financial reporting or other factors that have occurred subsequent to the balance sheet date and through the date of this Annual Report that might materially and adversely affect our internal controls over financial reporting as of December 31, 2013.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

Fees for professional services provided to us by our independent auditors during the fiscal years ended December 31, 2013 and 2012 in each of the following categories are discussed below:

The following table summarizes the fees for professional services provided to PESA, on a consolidated basis:

	Year ended December 31,
	2013	2012
	(in millions of pesos)
Audit fees	9.2	8.4
Audit-related fees	—	—
Tax fees	—	—

Total fees	9.2	8.4

Audit fees. Audit fees in the above table are mainly for professional services rendered in connection with the audit of our consolidated annual financial statements and the review of our quarterly reports and statutory audits of the financial statements of certain of our subsidiaries.

Independent Auditors. For the year ended December 31, 2013 and 2012, Price Waterhouse & Co. S.R.L., a member firm of PricewaterhouseCoopers, served as our independent auditors and audited our financial statements.

The shareholders’ meeting of PESA held on March 27, 2014 designated Price Waterhouse & Co. S.R.L., a member firm of PricewaterhouseCoopers, as PESA’s independent auditors for the year ending December 31, 2014.

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee must pre-approve all services provided by the external auditors to ensure the auditors’ independence and compliance with all applicable legal restrictions. Pre-approval is either general or specific in nature. All services that are predictable and recurrent in nature and can be performed in a reasonably foreseeable time frame and at a cost that can be reasonably estimated may be approved by the Audit Committee in a general fashion on an annual basis. Services to be pre-approved on a general basis must be described in sufficient detail so that their scope is readily apparent. This description must also include an estimate of the fees payable for such services. Specific pre-approval is required for any services not subject to general pre-approval and/or exceeding the estimated cost of those services. Detailed, written descriptions of any proposed services must be delivered to the administrative manager, who will determine whether such services have already been pre-approved and bring to the Audit Committee’s attention those services that have not been pre-approved. Any doubts as to the scope of a pre-approved service must be resolved exclusively by the Audit Committee. Prior to Audit Committee meetings and at least three times a year, the administrative manager must provide a report on all services provided by the external auditor and related fees to the Audit Committee. The Audit Committee is also required to periodically discuss with the external auditors the services they provide to us and our associates and subsidiaries and the compensation they receive for those services.

All services performed by the independent auditor during 2013 were approved by the Audit Committee in accordance with this policy and the aforementioned procedures. This approval applied to the audit of all of our subsidiaries.

Item 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

From January 1, 2013 to December 31, 2013, no purchases of our ordinary shares or ADSs were made by us or on our behalf or by any affiliated purchaser.

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

The Company, in its capacity as trustor, entered into a trust agreement with BNP Paribas Argentina Investment Partners S.A., in its capacity as trustee. The trust assets consist of shares of the Company which as of December 31, 2013 numbered 5,744,303. The sole purpose of the trust is to make periodical contributions of shares and/or funds resulting from the sale of the shares for the Company to comply with the funding obligations under its Compensatory Fund and the Employees’ Supplementary Pension Plan.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

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

(ii) we must provide a brief description of any significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards (Section 303A.11); and

(iii) (a) our chief executive officer (as of the date hereof, Mr. Ronaldo Batista Assunção) must promptly notify the NYSE in writing after any executive officer of the Company becomes aware of any non-compliance with the applicable NYSE corporate governance rules (Section 303A.12(b)); and (b) we must submit an executed written affirmation (in relation to the members of our audit committee) annually, or interim written affirmations, if required, to the NYSE (Section 303A.12(c)).

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

At our annual shareholders’ meeting, our shareholders determine in accordance with Resolution No. 622/13 of the CNV and Capital Market Law No. 26,381 whether or not each of our directors is independent based on the following criteria. Pursuant to the above mentioned resolution, a director is not independent if such director is:

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

Cedric Bridger, Roberto Luis Monti, Carlos Ariel Lieutier, Alejandro Poletto and David René Jacoby are currently members of our Board of Directors who qualify as independent directors pursuant to the factors listed above.

303A.03	Executive Sessions

The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.

Under Argentine Law, a board of directors must meet at least once every three months.

Ronaldo Batista Assunção and Luis Miguel Sas, in addition to serving on the Board of Directors, have management positions. Our other seven directors are non-managing directors. The non-managing directors do not meet at regularly scheduled executive sessions without the presence of the managerial directors. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors.”

303A.04	Nominating/Corporate Governance Committee

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers the committee’s purpose and responsibilities and an annual performance evaluation of the committee.

Argentine law does not require the establishment of a nominating committee or a corporate governance committee. We do not have either of these committees. Instead, their functions are carried out by the Compensation Committee or by the Board of Directors, with the assistance of the Executive Management of Legal Affairs, the Management of Human Resources and the General Secretary.

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

However, at its October 6, 2006 meeting, in order to better supervise salary and compensation matters, our Board of Directors created a Compensation Committee, whose purpose is to assure the compliance with and revise, whenever necessary, policies relating to compensation that aim to provide the Company with greater flexibility to make more effective decisions. The Committee meets to approve matters relating to compensation policy, including variable compensation practices. The Committee, composed by Roberto Luis Monti, Luiz Gustavo Primo de Siqueira and Ronaldo Batista Assunção, must report to the Board of Directors at least semiannually.

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

Our Audit Committee is responsible for, among other things: (1) monitoring and evaluating the activities of the internal and external auditors, (2) supervising the process for preparation of our financial statements, (3) ensuring that our financial statements comply with applicable legal requirements, (4) providing the market with complete information with respect to transactions where members of corporate bodies or controlling shareholders of ours have conflicts of interest, and (5) opining on the reasonableness of compensatory plans for directors and managers. See “Item 6. Directors, Senior Management and Employees—Board Practices—Audit Committee.”

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

In accordance with Argentine law, we also have established a Statutory Supervisory Committee that is comprised of three members and three alternate members, approved by our shareholders. Members of the Statutory Supervisory Committee are not members of our Board of Directors. The primary responsibilities of the Statutory Supervisory Committee are to monitor the Board of Directors’ and management’s compliance with the Argentine Companies Law, our bylaws and our shareholders’ resolutions. The Statutory Supervisory Committee also performs other functions, including: (1) attending meetings of the Board of Directors and shareholders, (2) calling extraordinary shareholders’ meetings when deemed necessary or when required by shareholders, in accordance with the Argentine Companies Law, (3) presenting a report on the reports of the Board of Directors and the annual financial statements at ordinary shareholders’ meetings, and (4) investigating written complaints of shareholders representing not less than 2% of the capital stock. See “Item 6. Directors, Senior Management and Employees—Board Practices—Statutory Supervisory Committee.”

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

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 17. FINANCIAL STATEMENTS

Not applicable.

Item 18. FINANCIAL STATEMENTS

Pages F-1 to F-129 and S-1 to S-12 of this Annual Report are incorporated herein by reference. We have included in this Annual Report, in addition to our audited consolidated financial statements: (i) the consolidated financial statements of CIESA for the years ended December 31, 2013, 2012 and 2011, together with the notes thereto (the “CIESA Financial Statements”), beginning on page F-82 of this Annual Report, because for the year ended December 31, 2012 CIESA was, in reference to PESA, a significant 50 percent or less owned person pursuant to Rule 3-09 of Regulation S-X; and (ii) unaudited oil and gas supplementary disclosures under ASC Topic 932, beginning on page S-1 of this Annual Report. The CIESA Financial Statements have been prepared in accordance with Argentine GAAP and, with respect to the financial information of CIESA as of and for the year ended December 31, 2012 only, were audited by PwC, as described in its audit report on the CIESA Financial Statements included on page F-83 of this Annual Report. The financial information of CIESA as of and for the years ended December 31, 2013 and 2011 in the CIESA Financial Statements has not been audited.

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

Exhibit		Incorporated by Reference					Filed
Number	Description	Filer	Form	Date	No.		Herewith
1.1	English translation of bylaws (estatutos sociales) of Petrobras Energía S.A.	PESA	20-F	6/30/09	1.2

2.1	Form of Deposit Agreement among Petrobras Energía S.A., Citibank, N.A., as depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.	PESA	20-F	6/24/10	2.1

2.2	Form of Amended and Restated Deposit Agreement among Petrobras Argentina S.A., JPMorgan Chase Bank, N.A., as depositary, and all holders from time to time of ADRs issued thereunder, including the Form of American Depositary Receipt.	PESA	F-6	9/5/12	(a	)

2.3	Amended and Restated Indenture, dated August 1, 2002, amending and restating the Indenture dated May 1, 1998, between Petrobras Energía S.A. and Citibank, N.A.	PEPSA	20-F	6/30/03	2.11

Exhibit		Incorporated by Reference				Filed
Number	Description	Filer	Form	Date	No.	Herewith
4.1	Restructuring Agreement dated as of September 1, 2005 among Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Enron Pipeline Company Argentina S.A., ABN AMRO BANK N.V. Sucursal Argentina, and the Creditors named therein.	PEPSA	20-F	6/29/06	4.4

4.2	Third Amendment to the Restructuring Agreement dated as of March 25, 2008 among Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Enron Pipeline Company Argentina S.A., ABN AMRO BANK N.V. Sucursal Argentina, and AEI.	PEPSA	20-F	6/27/08	4.2

4.3	Fifth Amendment to the Restructuring Agreement dated as of July 13, 2012 among Compañía de Inversiones de Energía S.A., Petrobras Argentina S.A., Petrobras Hispano Argentina S.A., Pampa Energía S.A., Pampa Inversiones S.A., Inversiones Argentina I, EPCA S.A. and The Royal Bank of Scotland N.V., Sucursal Argentina.	PEPSA	20-F	4/29/13	4.3

4.4	Settlement Agreement dated July 13, 2012 among Compañía de Inversiones de Energía S.A., Petrobras Argentina S.A., Petrobras Hispano Argentina S.A., Pampa Energía S.A., Pampa Inversiones S.A. and Inversiones Argentina I.	PEPSA	20-F	4/29/13	4.4

4.5	Loan Agreement Number 0088/2005, dated February 21, 2005, between Petrobras Energía S.A., as borrower, and Petrobras International Braspetro B.V., as lender (English translation).	PEPSA	20-F	6/30/05	2.16

4.6	Loan Agreement, dated December 15, 2008, between Petrobras International Braspetro B.V., as borrower, and Petrobras Energía S.A., as lender (English translation).	PEPSA	20-F	6/30/09	4.4

4.7	Loan Agreement, dated December 15, 2008, between Petrobras International Braspetro B.V., as borrower, and Petrobras Holding Austria AG, as lender (English translation).	PEPSA	20-F	6/30/09	4.5

4.8	Stock Purchase Agreement, dated December 21, 2007, between Petrobras Energía, S.A., as seller, and Petrobras International Braspetro B.V., as purchaser.	PEPSA	20-F	6/27/08	4.7

4.9	Stock Purchase Agreement, dated April 27, 2009, between Petrobras Energía S.A., as seller, and Petrobras International Braspetro B.V., as purchaser.	PEPSA	20-F	6/30/09	4.7

5.0	Share Purchase Agreement, dated May 31, 2012, between Petrobras Participaciones S.L., as Vendor, and Petrobras Argentina S.A., as Purchaser.	PEPSA	20-F	4/29/13	5.0

5.1	DeGolyer and MacNaughton reserves report, dated January 15, 2014.					X

8.1	List of Subsidiaries of Petrobras Argentina S.A.					X

12.1	Petrobras Argentina S.A. CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 25, 2014.					X

12.2	Petrobras Argentina S.A. CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 25, 2014.	X

13.1	Petrobras Argentina S.A. CEO Certification furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 25, 2014.	X

13.2	Petrobras Argentina S.A. CFO Certification furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 25, 2014.	X

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

PETROBRAS ARGENTINA S.A.

By:	/s/ Ronaldo Batista Assunção
Name:	Ronaldo Batista Assunção
Title:	Chief Executive Officer

By:	/s/ Luis Miguel Sas
Name: Title:	Luis Miguel Sas Chief Financial Officer

Date: April 25, 2014

INDEX TO FINANCIAL STATEMENTS

PETROBRAS ARGENTINA S.A.

Report of independent registered public accounting firm on the Consolidated Financial Statements and on Internal Control over Financial Reporting of Petrobras Argentina S.A. as of December 31, 2013 and 2012	F-2

Report of independent registered public accounting firm on the Consolidated Financial Statements of Petrobras Argentina S.A. for the year ended December 31, 2011	F-4

Consolidated statements of income of Petrobras Argentina S.A. for the years ended December 31, 2013, 2012 and 2011	F-5

Consolidated statements of comprehensive income of Petrobras Argentina S.A. for the years ended December 31, 2013, 2012 and 2011	F-6

Consolidated statements of financial position of Petrobras Argentina S.A. as of December 31, 2013, 2012 and January 1, 2012	F-7

Consolidated statements of changes in equity of Petrobras Argentina S.A. for the years ended December 31, 2013, 2012 and 2011	F-8

Consolidated statements of cash flows of Petrobras Argentina S.A. for the years ended December 31, 2013, 2012 and 2011	F-9

Notes to the consolidated financial statements of Petrobras Argentina S.A. as of December 31, 2013, 2012 and January 1, 2012 and for the years ended December 31, 2013, 2012 and 2011	F-10

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Petrobras Argentina S.A.

In our opinion, the accompanying consolidated statements of financial position at December 31, 2013 and 2012 and the related consolidated statements of income, comprehensive income and changes in equity for the years ended December 31, 2013 and 2012 present fairly, in all material respects, the financial position of Petrobras Argentina S.A. and its subsidiaries at December 31, 2013 and 2012, and the results of its operations and its cash flows for the two years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

We also have audited the adjustments to the 2011 financial statements to retrospectively apply the change in accounting for employee benefit plans for the revisions to IAS 19 Employee Benefits as described in Note 2.2.1. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2011 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2011 consolidated financial statements taken as a whole.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Autonomous City of Buenos Aires, April 25, 2014

PRICE WATERHOUSE & CO. S.R.L.

By: /s/ Miguel A. Urus (Partner)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Petrobras Argentina S.A.

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 2.2.1, the accompanying consolidated statements of income, comprehensive income, changes in equity and cash flows of Petrobras Argentina S.A. and subsidiaries (“PESA” or “the Company”) for the year ended December 31, 2011. The 2011 financial statements before the effects of the adjustments described in Note 2.2.1 are not presented herein. The 2011 consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2011 consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 2.2.1, present fairly, in all material respects, the consolidated results of the Company’s operations and their cash flows for the year ended December 31, 2011, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in Note 2.2.1, which include the disclosure of the January 1, 2012 financial position and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by a successor auditor.

Buenos Aires, Argentina

August 31, 2012

KPMG

Member firm of KPMG International Cooperative

By:	/s/ Graciela C. Laso
Partner

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Stated in millions of Argentine pesos)

	Notes	2013	2012	2011

Continuing operations
Sales		15,340	12,765	11,104
Cost of sales	6	(11,260)	(9,619)	(8,462)

Gross profit		4,080	3,146	2,642

Administrative and selling expenses	7	(1,797)	(1,430)	(1,222)
Exploration expenses	8	(82)	(212)	(391)
Other operating expenses, net	9	(571)	(121)	(831)
Share of profit of equity accounted investees	13.3	(279)	(148)	(36)

Operating income		1,351	1,235	162

Financial results
Financial income	10	700	442	289
Financial costs	10	(647)	(512)	(465)

Income (loss) before income tax		1,404	1,165	(14)

Income tax	23	(552)	(492)	(15)

Income (loss) from continuing operations		852	673	(29)

Discontinued operations
Income from discontinued operations	18.2	—	—	706

Net income		852	673	677

Earnings / (losses) per share basic / diluted (in pesos)
From continuing operations	11	0.386	0.306	(0.012)
From discontinued operations	11	—	—	0.350

Total		0.386	0.306	0.337

Attributable to:
Shareholders of the Company		779	618	681
Non-controlling interest		73	55	(4)

Total		852	673	677

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Stated in millions of Argentine pesos)

			2013	2012	2011

Net income for the year			852	673	677

Other comprehensive income (net of taxes)

Items that will not be reclassified to profit or loss:
Actuarial profits and loss			10	(7)	15

Items that may be subsequently reclassified to profit or loss:
Foreign currency translation
Recognized in equity	(a	)	107	6	1
Transferred to income	(b	)	—	—	(134)
Recognized to non-controlling interest			171	39	—

Other comprehensive income related to our equity accounted investees
Translation adjustment			—	7	12

Other comprehensive income for the year			288	45	(106)

Total other comprehensive income			1,140	718	571

From continuing operations			1,140	718	(1)
From discontinued operations			—	—	572

			1,140	718	571

Attributable to:
Shareholders of the Company			896	624	575
Non-controlling interest			244	94	(4)

Total			1,140	718	571

(a)	Net effect of exchange differences arising from the indebtedness designated as a hedge of the net foreign investment (Note 2.6.5).
(b)	Arising from the sale of Innova (Note 18.2).

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2013, 2012 AND JANUARY 1, 2012

(Stated in millions of Argentine pesos)

	Notes	12.31.2013	12.31.2012	01.01.2012

CURRENT ASSETS
Cash and cash equivalents	12	1,193	1,260	1,192
Other investments	14	23	20	21
Trade receivables	15	2,519	2,168	1,871
Other receivables	15	1,551	1,553	1,070
Inventories	16	1,310	1,023	970

Total current assets		6,596	6,024	5,124

NON-CURRENT ASSETS
Trade receivables	15	73	86	211
Other receivables	15	245	238	896
Inventories	16	58	45	39
Other investments	14	301	279	348
Investments in associates	13.2	3,568	3,006	2,943
Investments in companies under joint control	13.1	497	689	724
Property, plant and equipment	17	9,524	8,480	7,056

Total non-current assets		14,266	12,823	12,217

Total assets		20,862	18,847	17,341

EQUITY
Capital Stock	19	2,019	2,019	1,010
Other items in Capital		2,186	2,186	2,186
Reserves income	21.1	6,508	5,953	448
Other		(693)	(693)	—
Unappropiated retained earnings	20	752	528	6,635
Other comprehensive income	21.2	189	72	66

Total shareholders’ equity attributable to shareholders of the Company		10,961	10,065	10,345
Non-controlling interest		734	506	3

Total equity		11,695	10,571	10,348

CURRENT LIABILITIES
Accounts payable		2,553	1,863	1,572
Short-term loans	22.3	208	1,108	40
Payroll and social security taxes		304	258	194
Taxes payable		578	470	310
Provisions	25	385	643	516

Total current liabilities		4,028	4,342	2,632

NON-CURRENT LIABILITIES
Accounts payable		7	172	184
Long-term loans	22.3	2,024	1,558	2,182
Employment benefit obligations	24	336	269	195
Deferred income tax liabilities	23	548	354	247
Provisions	25	2,224	1,581	1,553

Total non-current liabilities		5,139	3,934	4,361

Total liabilities		9,167	8,276	6,993

TOTAL LIABILITIES AND EQUITY		20,862	18,847	17,341

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Stated in millions of Argentine pesos)

		Attributable to shareholders of the company
		Capital stock				Rertained earnings
			Other items in Capital			Reserves income
	Notes	Capital stock	Adjustment to capital stock	Additional paid-in capital from meger	Additional paid-in capital on sales of stock of parent	Legal reserve	Future investment reserves	Future dividends reserve	Other (2)	Unappropriated retained earnings	Other comprehensive income	Total	Non- controlling interest	Total equity
Balances as of December 31, 2010		1,010	1,230	912	44	448	—	—	—	6,150	152	9,946	7	9,953
Adjustment of prior year’s results										(13)	20	7		7

Balances as of December 31, 2010, adjusted		1,010	1,230	912	44	448	—	—	—	6,137	172	9,953	7	9,960

Other comprehensive income for the year	(1)	—	—	—	—	—	—	—	—	—	(106)	(106)	—	(106)

Shareholders’ decisions of April 6, 2011

- Cash dividends	(3)	—	—	—	—	—	—	—	—	(183)	—	(183)	—	(183)

Net income		—	—	—	—	—	—	—	—	681	—	681	(4)	677

Balances as of December 31, 2011		1,010	1,230	912	44	448	—	—	—	6,635	66	10,345	3	10,348

Other comprehensive income for the year		—	—	—	—	—	—	—	—	—	6	6	39	45

Shareholders’ Meeting decisions of March 29, 2012
- Capitalization		1,009	—	—	—	—	—	—	—	(1,009)	—	—	—	—
- Legal reserve		—	—	—	—	35	—	—	—	(35)	—	—	—	—
- Future investments reserve		—	—	—	—	—	4,781	—	—	(4,781)	—	—	—	—
- Future dividends reserve		—	—	—	—	—	—	900	—	(900)	—	—	—	—
- Cash dividends	(3)	—	—	—	—	—	—	(211)	—	—	—	(211)	(18)	(229)

Acquisition of PELSA	13.5	—	—	—	—	—	—	—	(693)	—	—	(693)	427	(266)

Net income		—	—	—	—	—	—	—	—	618	—	618	55	673

Balances as of December 31, 2012		2,019	1,230	912	44	483	4,781	689	(693)	528	72	10,065	506	10,571

Other comprehensive income for the year		—	—	—	—	—	—	—	—	—	117	117	171	288

Shareholders’ Meeting decisions of March 21, 2013

a) Allocation of retained earnings:
- Legal reserve		—	—	—	—	32	—	—	—	(32)	—	—	—	—
- Future investments reserve		—	—	—	—	—	523	—	—	(523)	—	—	—	—

b) Resolution of the balance of reserves for future investment:
- Reversal by investments		—	—	—	—	—	(2,999)	—	—	2,999	—	—	—	—
- Constitution for new investments		—	—	—	—	—	2,638	—	—	(2,638)	—	—	—	—
- Future dividends reserve		—	—	—	—	—	—	361	—	(361)	—	—	—	—

Dividends in cash		—	—	—	—	—	—	—	—	—	—	—	(16)	(16)

Net income		—	—	—	—	—	—	—	—	779	—	779	73	852

Balances as of December 31, 2013		2,019	1,230	912	44	515	4,943	1,050	(693)	752	189	10,961	734	11,695

(1)	The change is net of the effects of the sale of Innova in the amount of 134 (Note 18.2)
(2)	Balances due to business combination of companies under common control (Note 2.6.5)
(3)	Cash dividends per share amounted to $0.10 and $0.18 in fiscal years ended December 31, 2012 and 2011, respectively.

PETROBRAS ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Stated in millions of Argentine pesos)

	Notes	2013	2012	2011

Cash provided by (used in) operations:
Net income		852	673	677

Reconciliation to net cash provided by (used in) operating activities:

Share of profit of equity accounted investees	13.3	279	148	36
Financial results, net		(419)	(289)	(125)
Depreciation of property, plant and equipment	17	2,194	1,738	1,205
Abandoned and non-productive well write-downs	8	27	168	294
CIESA Debt Restructuring	13.1.4	—	(221)	—
Disposal of property, plant and equipment		(3)	(23)	(30)
Gain from the sale of Innova S.A.	18.2	—	—	(706)
Gain from the sale of fertilizer business		34	—	—
Writedown of contractual credit in Ecuador	9	—	61	143
Income tax	23	552	492	15
Accrued interest		212	199	206
Other		49	75	88

Changes in assets and liabilities:
Trade receivables		(271)	8	(700)
Other receivables		(298)	148	9
Inventories		(294)	(48)	(55)
Accounts payable		241	333	42
Payroll and social security taxes		118	122	62
Taxes payable		161	(81)	(202)
Provisions		(28)	(92)	559
Dividends collected	13.4	23	14	416
Interest paid		(216)	(178)	(215)
Income tax paid		(435)	(345)	(7)
Net cash used in discontinued operations	18.2	—	—	(17)

Net cash provided by operations		2,778	2,902	1,695

Cash provided by (used in) investing activities:

Acquisition of property, plant and equipment		(2,524)	(1,994)	(1,763)
Acquisition of interests in companies and oil and gas areas		—	(1,005)	—
Debt restructuring charge for CIESA		—	195	—
Sale of property, plant and equipment, interests in companies and oil and gas areas		605	108	1,015
Net variation in investments other than cash and cash equivalents		35	81	18
Fideicomiso Financiero de Obra Gasoducto Sur (Financial Trust for Works on Gasoducto Sur)		34	36	35
Net cash used in investment activities for discontinued operations	18.2	—	—	(77)

Net cash used in investing activities		(1,850)	(2,579)	(772)

Cash provided by (used in) financing activities:
Net increase (decrease) in short term loans		96	2	(5)
Increase in long term loans		49	—	—
Payment of loans with original long-term maturity		(1,302)	(85)	(1,747)
Cash dividends paid		(16)	(229)	(183)
Net cash provided by financing activities for discontinued operations	18.2	—	—	4

Net cash used in financing activities		(1,173)	(312)	(1,931)

(Decrease) increase in cash and cash equivalents		(245)	11	(1,008)

Cash and cash equivalents at the beginning of the year		1,260	1,192	2,113

Effect of exchange rate change on cash and cash equivalents		178	57	87

Cash and cash equivalents at the end of the year	12	1,193	1,260	1,192

PETROBRAS ARGENTINA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013, 2012 AND JANUARY 1, 2012 AND

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

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

In these consolidated financial statements, Petrobras Argentina and its subsidiaries are jointly referred to as “the Company” or “PESA”.

The Board of Directors approved the issuance of these consolidated financial statements (hereinafter “financial statements”) on February 12, 2014.

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

2.2. Summary of the significant accounting policies

The significant accounting policies adopted in the preparation of these financial statements are described below, which have been consistently applied in these financial statements.

These accounting policies have been applied consistently by all Group companies.

For comparative purposes, the necessary reclassifications were made to the financial statements of prior years in order to present them on a consistent basis as indicated in note 2.2.1.

All changes detailed above do not affect the decisions made based on it.

PETROBRAS ARGENTINA S.A.

2.2.1 New standards and interpretations issued by the IASB effective as of December 31, 2013 and that have been adopted by the Company

IFRS 7 “Financial Instruments—Disclosures”

The amendment to IFRS 7 adds information to evaluate the effect of netting agreements.

Application of amendment to IFRS 7 did not result in additional new disclosures.

IFRS 10 “Consolidated Financial Statements”

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

Application of amendment to IFRS 10 did not impact the Company’s results of operations or its financial position.

IFRS 11 “Joint Arrangements”

IFRS 11 classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and joint controlled operations) or joint ventures (similar to the existing concept of jointly controlled entity).

Application of amendment to IFRS 11 did not impact the Company’s results of operations or its financial position.

IFRS 12 “Disclosure of Interests in Other Entities”

IFRS 12 applies to entities with interests in subsidiaries, joint arrangements, associates or unconsolidated structured entities. IFRS 12 sets out disclosure objectives, which are those that help users of financial statements to evaluate the nature and risks associated with their interests in other entities.

New disclosures have been included in note 13.

IFRS 13 “Fair Value Measurement”

IFRS 13 provides a single framework for measuring fair value when it is required by other standards. IFRS 13 applies to both financial and non-financial assets and liabilities measured at fair value, and defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”. Also, IFRS 13 requires disclosures about fair value measurements.

Application of IFRS 13 did not did impact the Company’s financial position nor involve new disclosures.

IAS 1 “Presentation of Financial Statements”

Amendment to IAS 1 improves the presentation of items within the Consolidated Statement of Comprehensive Income by classifying them by nature and grouping them in items that will be reclassified to profit or loss in subsequent periods, and those that will not be reclassified to profit and loss.

The indicated classification was made retroactively to the comparative information included in these financial statements.

PETROBRAS ARGENTINA S.A.

IAS 19 “Employee Benefits”

The Company adopted the amendments to IAS 19, for which the IASB eliminated the option to defer the recognition of actuarial gains and losses and prior service costs in the measurement of defined benefit plans.

In addition, in order to unify employment benefit obligations, other related liabilities have been reclassified, which were previously included in Provisions.

Both changes was made retroactively adjusted on the comparative information included in these financial statements. The affected items were:

	12.31.2012			01.01.2012
	Issued	Adjustments	Modified	Issued	Adjustments	Modified
EQUITY
Unappropiated retained earnings	555	(27)	528	6,665	(30)	6,635
Other comprehensive income	44	28	72	31	35	66
NON-CURRENT LIABILITIES
Employment benefit obligations	247	22	269	188	7	195
Deferred income tax liabilities	354	—	354	245	2	247
Provisions	1,604	(23)	1,581	1,567	(14)	1,553

2.2.2 New standards and interpretations issued by the IASB not effective as of December 31, 2013 and that have not been earlier adopted by the Company

IFRS 9 “Financial instruments”

In November 2009, the IASB issued IFRS 9 “Financial Instruments” which sets out new requirements for the classification and measurement of financial assets and liabilities. Subsequently, the IASB amended IFRS 9. IFRS 9 does not have a mandatory effective date, however, its application is permitted.

The Company is currently analyzing the resulting effects on the presentation of the PESA’s results of operations, financial position or cash flows and will also consider the impact of IFRS 9 when completed by the IASB.

IAS 32 “Financial Instruments - Disclosure and Presentation”

In December 2011, the IASB amended IAS 32 “Financial Instruments—Presentation”, which is applicable for years beginning on or after January 1, 2014, allowing early application.

Amendment to IAS 32 alters the application guidance in matters relating to the compensation of financial assets and liabilities.

The Company is currently analyzing the impact of the amendment to IAS 32, however, the Company estimates that the application of it will not impact the results of operations or financial condition of the Company, but will only involve new disclosures.

IFRIC 21 “Levies”

In May 2013, the IASB issued IFRIC 21 “Levies” interpretation, which is applicable for periods beginning on or after January 1, 2014 , allowing early application.

IFRIC 21 addresses the accounting for a liability to pay a levy imposed by the government according to the law.

The Company is currently assessing the impact of IFRIC 21, however, it is estimated that the implementation of the same will not impact significantly on the results of operations or financial position of the Company.

PETROBRAS ARGENTINA S.A.

IAS 36 “Impairment of Assets”

In May 2013, the IASB amended IAS 36 “Impairment of Assets” , which is applicable for periods beginning on or after January 1, 2014 , allowing early application.

The amendment alters IAS 36 disclosure requirements regarding the determination of the value of asset impairment.

The application of the amended IAS 36 will not impact the results of operations or financial position of the Company, but will only involve new disclosures.

Annual cycle of improvements to IFRSs

In December 2013, the IASB published two documents containing amendments to IFRSs that are mostly applicable for periods beginning on or after July 1, 2014, allowing early application.

The Company is currently analyzing the impact of the implementation of the amendments, however, anticipate that the same will not impact the results of operations or financial position of the Company, but will only involve new revelations.

2.3. Consolidation and interests in other companies

2.3.1. Investments in related companies

2.3.1.1. Subsidiaries

Subsidiaries are entities over which the Company exercises control as a consequence of their exposure or rights to variable returns and their ability to influence them through its power to direct the relevant activities, including generally a shareholding of more than half of the voting rights.

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

PETROBRAS ARGENTINA S.A.

2.3.1.2. Interest in joint arrangements

A joint arrangement is a contractual agreement whereby two or more parties engage joint control. Joint control exists only when decisions relating to the relevant activities require the unanimous consent of the parties sharing control.

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the same.

2.3.1.2.1. Joint ventures

Investments in joint ventures are initially recognized at cost and are subsequently measured under the equity method.

As of December 31, 2013, 2012 and January 1, 2012, the Company exercises joint control over CIESA. At December 31, 2012 and January 1, 2012 the Company had joint control over Distrilec whose sale was effective on January 30, 2013 (Note 13.1.1) .

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

2.3.1.2.2. Joint operations

The Company recognizes its proportionate interest in the joint operations assets, liabilities, revenues, costs and expenses related to its participation in joint operations in different consortia and joint ventures for exploration and production of hydrocarbons.

2.3.1.3. Associates

Associates are entities over which the Company has significant influence but not control, generally representing a shareholding of between 20% and 50% of the voting rights. Investments in associates are initially recognized at cost, including goodwill recognized at the acquisition date and subsequently measured under the equity method.

The intercompany gains (losses) from transactions between the Company and associates are eliminated proportionally to the Company’s interest in such companies.

The accounting policies of associates have been changed as deemed necessary for consistency with the accounting policies adopted by the Company.

The carrying value of investments in associates, each of which is considered a cash-generating unit, is assessed for impairment when facts or changes in circumstances indicate that the book value could not be recoverable and, if applicable, an impairment loss is recorded.

PETROBRAS ARGENTINA S.A.

2.3.1.4. Business combination under common control

At May 31, 2012, PELSA was a company controlled by Petrobras Holdings Ltd., with a direct holding of 39.671% and 19.21% indirect holding through Petrobras Argentina, so it qualifies as a company under common control (Note 13.5).

Business combinations between companies under common control are accounted for by considering the book value of the acquired company in the holding company ultimately in this case, Petrobras Participaciones SL. The difference between the price paid and the carrying amount mentioned before is recorded in equity (“Other” Note 2.6.5). The transaction costs are expensed in the period in which they accrue.

2.3.2. Financial information

In preparing these financial statements, the financial information of companies over which the Company exercises control, joint control and associates as of December 31, 2013, 2012 and January 1, 2012 was used, or the best available financial information as of those dates, adapted to an equal period of time.

2.4 Translation of foreign operations

The main considerations of conversion operations functional currency different from the presentation currency are shown below.

2.4.1. Functional and presentation currency

The financial information of the Company’s entities was prepared in its functional currency, that is, the currency of the primary economic environment in which the entity operates. The functional and the presentation currency of the PESA’s financial statements is the Argentine peso.

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

2.4.3. Subsidiaries and associates

The results and financial position of subsidiaries and associates that have a functional currency other than the PESA’s presentation currency are translated into the presentation currency as follows:

•	the assets and liabilities are translated using the closing exchange rate;

•	the gains or losses are translated using the exchange rates prevailing at the date of the transactions.

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

In segmentation the Company considers transactions with third parties and intercompany operations, which are valued as defined internal transfer prices between segments, with verification methodologies based on market parameters

The Company’s business is mainly focused on the energy sector, basically through its activities relating to oil and gas exploration and production, refining and distribution, petrochemicals and gas and energy. Accordingly, the identified operating segments are as follows:

a)

Oil and Gas Exploration and Production, composed of the Company’s participation in oil and gas blocks and its interests in Oleoductos del Valle S.A., OCP, direct and indirect interest in mixed companies in Venezuela and PELSA, consolidated company as of June 1, 2012 (Note 13.5).

b)

Refining and Distribution, including the Company’s own operations in the refinery of Bahía Blanca and the gas station network, the Company’s equity interest in Refinería del Norte S.A. and the commercialization of the oil produced in Argentina, which is transferred at market prices from the Oil and Gas Exploration and Production operating segment. The 2011 year include the operations of the refinery San Lorenzo and its network of service stations associated to the May 2, 2011 date on which the sale was finalized (Note 18.1).

c)	Petrochemicals, styrenics operations developed in Argentina and Brazil (in the last one until March 2011 - See Note 18.2).

d)

Gas and Energy, comprising the Company’s own operations relating to the sale of gas produced in Argentina and liquefied petroleum gas brokerage and trading activities, its interest in TGS, the electricity generation activities of Genelba Power Plant and of Pichi Picún Leufú Hydroelectric Complex, and its interest in Enecor. The 2012 and 2011 years include Edesur shareholding , through its parent company Distrilec, the sale became effective on January 30, 2013 ( Note 13.1.1)

e)

Assets and operating income related to the Central Service Structure, those not attributable to any given operating segment and intercompany eliminations are collectively shown. In the Central Service Structure includes common costs to individual business segments, among others, management fees, tax on financial transactions, financial liabilities and interest income tax, which are incurred by the Company in the ordinary course of its operations and control economy that are managed from the central structure and not re-allocated between operating segments.

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

Within this category, the Company holds certificates of deposit and loans to several associates’s companies.

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

In the years ended December 31, 2013, 2012 and 2011, there was no impairment charge of financial assets.

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

The amortized cost of trade receivables, other receivables, other long-term investments, accounts payable and other payables approximates to its fair value. Also, the fair value of current bank and financial debt does not differ significantly from their carrying amount at 31 December 2013, 2012 and January 1, 2012.

An allowance for bad debts is recognized when there is objective evidence that the Company will not be able to collect its receivables at their original maturities or for the full amount. In recognizing such allowance, the Company evaluates different factors, including the customers’ credit risk, historical trends and other relevant information. Such evaluation may require future adjustments if economic conditions substantially differ from the assumptions made. The amount of the allowance is the difference between the book value of the asset and the present value of the estimated future cash inflow, discounted at the effective interest rate. The asset is presented net of the allowance for bad debts, if applicable. The loss from bad debts is recognized in the Consolidated Statement of Income in line Administrative and selling expenses.

Accounts payable are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

PETROBRAS ARGENTINA S.A.

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

Inventories are measured at the lower of acquisition or net realizable value. Cost is determined using the weighted average price method. The cost of inventories includes expenditure incurred in purchasing and production and other necessary costs to bring them to their existing location and condition. In the case of manufactured products and the production process, the cost includes a portion of indirect production costs, excluding any idle capacity (slack).

The net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs to make the sale

The assessment of the recoverable value of these assets is made at each reporting date, and the resulting loss is recognized in the Consolidated Statement of Income when the inventories are overstated.

2.6.3. Property, plant and equipment

2.6.3.1. General principles

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

The cost of work in progress whose construction will extend over time includes, if applicable, the computation of financial costs accrued on loans granted by third parties and other pre-production costs, net of any income obtained from the sale of commercially valuable production during the launching period. In 2013, 2012 and 2011 no borrowing costs were capitalized.

Property, plant and equipment related to foreign operations have been translated into the functional currency at historical exchange rates, and they have been translated into pesos at the closing exchange rates.

2.6.3.2. Oil and gas exploration and production activities

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

PETROBRAS ARGENTINA S.A.

Estimated future well abandonment and restoration costs in hydrocarbons areas, discounted at a current rate, are capitalized in the cost of the assets and depreciated using the units of production method. Additionally, a liability at the estimated value of the discounted amounts payable is recognized.

2.6.3.3. Depreciation

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

The Company’s remaining items of property, plant and equipment are depreciated by the straight-line method based on estimated useful lives, as detailed below:

Property, plant and equipment	Years of useful life	Depreciation rate

Machinery, tools and equipments	5 – 20	5% – 20%
Electricity generation plants	25 – 33	3% – 4%
Industrial complex	25	4%
Others	3 – 50	2% – 33%

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

2.6.3.4. Impairment of non–financial assets

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

PETROBRAS ARGENTINA S.A.

As of December 31, 2013 the Company recognized an impairment charge of 11 on property, plant and equipment (Note 17).

As of December 31, 2012, and 2011 the Company did not recognize any impairment charge on property, plant and equipment.

2.6.4. Accounting for derivative financial instruments

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

As of December 31, 2013, 2012 and January 1, 2012, the Company did not maintain derivative financial instruments, and in these financial statements no significant charge to income is made for derivative operations in the years ended on such dates.

2.6.5. Equity accounts

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

PETROBRAS ARGENTINA S.A.

Additional paid-in capital on sales of stock of parent

The account additional paid-in capital on sales of stock of parent generated until 2010, as a result of the sale of shares of the Company, with sales values greater than their acquisition costs.

During the third quarter of 2010 and in compliance with the terms and conditions in section 220 of the LSC, the Company sold these treasury shares under the preemptive right provisions set forth in Sections 221 and 194 of the LSC, and subsequently transferred to Optimum Petrobras Trust the remaining shares of the Company (Note 24.4).

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

Other comprehensive income

It includes the gain/loss from the remeasurement of foreign operations, net of foreign exchange differences arising from the indebtedness of the Company denominated in foreign currency designated as hedge of the net foreign investment, actuarial gains and losses for defined benefit plans and the related tax effect (Note 21.2)

Unappropriated retained earnings

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

Distribution of dividends

The cash dividend is recognized as a liability in the PESA’s financial statements in the year in which they are approved by the shareholders of the Company.

Other items in Equity

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

PETROBRAS ARGENTINA S.A.

2.6.6. Loans

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

2.6.7. Labor costs liabilities

Labor costs liabilities are accrued in the periods in which the employees provide the services that trigger the consideration.

The cost of defined contribution plans is periodically recognized in accordance with the contributions made by Petrobras Argentina.

For purposes of determining the estimated cost of post-retirement benefits granted to employees, the Company has used actuarial calculation methods, making estimates with respect to applicable demographic and financial variables. The amount recognized as liability attributable to such benefits represents the addition of the present value of the obligation, net of the present value of the assets of the plan, with which the obligations will be settled.

Actuarial gains and losses are recognized on other comprehensive income and costs of services provided in the past in earnings.

2.6.8. Taxes payable

2.6.8.1. Income tax

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

Deferred tax assets and liabilities are offset by company if there is a legally enforceable right to set off tax assets and liabilities and if the deferred income tax is related to the same tax authority.

PETROBRAS ARGENTINA S.A.

The deferred tax assets and liabilities are stated at their nominal value.

Income tax rates prevailing at year-end in Argentina, Venezuela, Ecuador, Bolivia and Spain are 35%, 50%, 22%, 25% and 30%, respectively. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is levied with a 12.5% withholding income tax.

2.6.8.2. Minimum presumed income tax

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

In the years ended December 31, 2013, 2012 and 2011, income tax expenses were higher than minimum presumed income tax. Therefore, the Company only recorded income tax expense.

2.6.8.3. Hydroelectric royalties

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

2.6.8.4. Withholdings on exports of hydrocarbons

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

PETROBRAS ARGENTINA S.A.

2.6.8.5. Foreign Exchange Regime – Obligation to exchange into local currency 100% of foreign currency proceeds from exports of crude oil and oil related products

Decree N° 1,722/2010 dated October 25, 2011 reinstated the obligation that all foreign currency proceeds from exports of crude oil and oil related products, natural gas and liquefied gas be negotiated in the local exchange market regulated by BCRA.

The decree therefore makes it mandatory for Petrobras Argentina to exchange into local currency 100% of the proceeds of its exports of goods and services in Argentine.

2.6.8.6 New regulations for hydrocarbon activities in Argentina.

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

By means of Decree Nº 1,277 passed in July 2012, the Argentine Executive Branch approved the regulations for the implementation of Law Nº 26,741 and issued the Rules of the Argentine Hydrocarbon Sovereignty regime, which has established the creation of the Committee on Strategic Planning and Coordination of the National Plan is issued Hydrocarbon Investment (the “Commission”) under the Ministry of Economic Development Policy and Planning of the Ministry of Economy and Finance, as well as the National Hydrocarbon Investment Register (the “Register”) . Decree No. 1,277/12 established the obligation to the companies in the oil and gas industries from Argentina to present to the Commission an annual investment plan of exploration and exploitation. The Commission is required to design a Hydrocarbon National Investment Plan, which seek to maximize investment and sustainability of the industry in the short, medium and long term. In addition, Decree Nº 1,277 also derogated certain sections of Decrees Nº 1,055/89, Nº 1,212/89 and Nº 1,589/89 that provided for the free availability of hydrocarbons produced in concession areas granted, the free commercialization in the domestic and foreign markets and the freedom to set prices.

The Company has complied with all applicable reporting requirements.

In February 2013, by Resolution No. 1/2013, the Commission created the “Incentive Program Injection Natural Gas Surplus,” in which companies can participate enrolled in the Register. Participation will be through the submission of projects to increase the total volume of natural gas to be injected into the domestic market during the proposed period. Once the project is implemented, it provides: a) compensation for injection based on surplus at a price of 7.5 USD / MBTU and b) a fine in the case of the company during a specified period, has not managed to increase production volumes committed. In order to develop gas fields in Argentina, the Company formalized presentations required for the qualification of Resolution No. 1/2013 and so far the Commission has not issued.

Additionally, in November 2013, by Resolution No. 60/2013, the Commission created the “Stimulus Program Injection Natural Gas for Business with Reduced injection”. Producers have until March 31, 2014 to present their project to contribute to increase levels of natural gas production. The same is aimed at companies without previous production, or capped at 3.5 MMm3/day, with price incentives before increases production, and LNG import penalties if the companies do not comply with the committed volumes. Also, those companies that were program beneficiaries mentioned in the preceding paragraph and meet the conditions thereof, can request the termination of its participation in that program and its incorporation into the present.

2.6.9. Provisions

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

PETROBRAS ARGENTINA S.A.

2.6.10. Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the amount of income or loss attributable to Shareholders of the Company by the weighted average number of ordinary shares outstanding during the year.

Since the Company does not have preferred shares or debt convertible into shares, basic and diluted earnings per share are the same.

2.6.11. Revenue recognition

Revenues from the sale of crude oil, natural gas, petrochemical and refined products are recognized when the products are delivered. Revenue is measured at the fair value of the consideration received or receivable taking into account the amount of any trade discounts and volume rebates allowed by the entity.

Revenue from the sale of goods is recognized when all the following conditions have been satisfied:

(a)	the entity has transferred to the buyer the significant risks and rewards of ownership of the goods;

(b)	the entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

(c)	the amount of revenue can be measured reliably;

(d)	it is probable that the economic benefits associated with the transaction will flow to the entity; and

(e)	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenues from oil and natural gas production in which the Company has a joint interest with other producers are recognized on the basis of the net working interest, regardless of actual assignment. Any imbalance between actual and contractual assignment will result in the recognition of an amount payable or receivable according to the actual share in production, whether above or below the production resulting from the Company’s contractual interest in the consortium. As of December 31, 2013, 2012 and January 1, 2012 gas imbalance liabilities were 3, 4 and 6, respectively, attributable to 47, 57 and 80 million cubic meters, respectively.

The Company performs diesel oil and gasoline sale transactions with other refining companies in different geographical areas to optimize the logistics chain. These transactions are disclosed on a net basis in the Statement of Income.

Revenues from electricity generation are accounted for under the accrual method, including energy and power actually delivered.

2.6.12. Discontinued operations

This category includes those operations which constitute a separate line of business or a geographic area of operations.

Therefore, operations related to those carried out and in Brazil (Note 18.2) were classified by the Company as discontinued operations.

Where an operation is classified as discontinued, the comparative Consolidated Statements of Income, of Comprehensive Income and of Cash Flows have been changed as if the operation had been discontinued as from the beginning of the comparative period.

PETROBRAS ARGENTINA S.A.

3.	Critical accounting judgments and estimates

The preparation of the financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities, income and expenses. Actual results may differ from these estimates.

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

3.2. Provision for well abandonment

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

3.4. Contingencies

The Company is subject to various claims, lawsuits and other legal proceedings that arise during the ordinary course of its business. The Company’s liabilities with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, the Company’s Management reviews the status of each contingency and assesses potential financial, applying the criteria indicated in note 2.6.9, for which elaborates the estimates mainly with the assistance of legal advisors.

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

3.6. Employment benefit

For purposes of determining the estimated cost of post-retirement benefits granted to employees, the Company has used actuarial estimates as indicated in note 24.

4.	Financial and non financial equity risk management

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

4.1.1. Financial risk management

4.1.1.1. Exchange rate risks

The Company’s results of operations and financial position are sensitive to changes in the exchange rate between the Argentine Peso and certain foreign currencies.

The Company is mainly exposed to changes in the peso exchange rate against the U.S. dollar. Petrobras Argentina’s exposure to currencies other than the US dollar is not significant.

The Company has a net asset position in foreign currency because a significant portion of its debt is designated as hedges of investment in foreign currency, so the exchange differences generated by this debt are recognized in Other comprehensive income.

PETROBRAS ARGENTINA S.A.

The carrying amounts of assets and liabilities denominated in foreign currencies at the end of each fiscal year under report, including designated debt coverage indicated above, are as follows:

	Foreign currency and amount			Exchange rate	Book value in local currency
CURRENT ASSETS
Cash and cash equivalents		USD	102	6.49	662
		Bol	1	1.03	1

					663

Other investments		USD	0.5	6.49	3

Trade receivables		USD	70.3	6.49	456
		EU	0.1	8.49	1

					457

Other receivables		USD	121.6	6.49	789
	$	Bol	50.5	0.93	47
		Bol	35.9	1.03	37

					873

			TOTAL 2013		1,996

			TOTAL 2012		1,775

			TOTAL 01.01.2012		2,153

NON-CURRENT ASSETS
Trade receivables		USD	0.7704	6.49	5

Other receivables		USD	6.3174	6.49	41

Other investments		USD	38.4	6.49	249

			TOTAL 2013		295

			TOTAL 2012		225

			TOTAL 01.01.2012		1,024

TOTAL ASSETS			2013		2,291

			2012		2,000

			01.01.2012		3,177

	Foreign currency and amount			Exchange rate	Book value in local currency
CURRENT LIABILITIES
Accounts payable		USD	186.3	6.49	1209
		EU	2	8.49	17
		Bol	1	1.03	1

					1,227

Short-term debt		USD	31.1	6.49	202

Payroll and social security taxes		USD	0.2	6.49	1

Taxes payable		USD	7.2	6.49	47
	$	Bol	20.4	0.93	19

					66

Provisions		USD	41	6.49	266

			TOTAL 2013		1,762

			TOTAL 2012		2,280

			TOTAL 01.01.2012		838

NON CURRENT LIABILITIES
Accounts payable		USD	1.1	6.49	7

Long-term debt		USD	304.5	6.49	1,976

Deferred income tax liabilities	$	Bol	8.6	0.93	8

Provisions		USD	294.8	6.49	1913
		Bol	1.9	1.03	2

					1,915

			TOTAL 2013		3,906

			TOTAL 2012		3,067

			TOTAL 01.01.2012		3,514

TOTAL LIABILITIES			2013		5,668

			2012		5,347

			01.01.2012		4,352

USD	Millons United States Dollars
$Bol	Millons Bolivian Pesos
Bol	Millons Bolivares
EU	Millons Euros

During the year 2013, between the months of July and October, the Company used derivative financial instruments, which did not produce significant results.

As of December 31, 2012 and January 1, 2012, the Company was not engaged in any derivative financial instruments to mitigate risks associated with exchange rate fluctuations.

Exchange rate sensitivity analysis

Considering the financial position at December 31, 2013, Management estimates that for every increase or decrease in the exchange rate of 20% against the U.S. dollar would result in a profit or loss before tax of 160. Additionally, estimates an increase or decrease of 130 in line “Other comprehensive income” for the conversion of foreign operations, net of debt designated as a hedge. This sensitivity analysis is not inherent foreign exchange risk.

Management estimated, based on the financial position as of December 31, 2012 and January 1, 2012, that each P$0.10 increase or decrease in the exchange rate against the U.S. dollar would result in a gain or loss before taxes of 7 and 13 and a reduction or increase in equity of 68 and 54, respectively.

PETROBRAS ARGENTINA S.A.

4.1.1.2. Interest rate risks

Management of interest rate risk aims at reducing financial costs and the Company’s exposure to interest rate increases.

As of December 31, 2013, 2012 and January 1, 2012 approximately 90%, 93% and 98%, respectively, of our total financial debt was subject to fixed interest rates while the remaining portion was subject to variable interest rates. Information regarding the financing of the Company and related interest rates is included in Note 22.

During the years ended December 31, 2013, 2012 and 2011, Petrobras Argentina was not engaged in any derivative financial instruments to mitigate the risks of interest rate fluctuations.

Interest rate sensitivity analysis

As of December 31, 2013, 2012 and January 1, 2012 the Company’s debt subject to variable interest rates was 220, 189 and 54, respectively. Considering the low amount of debt in 2013, 2012 and January 1, 2012, the Company is not currently exposed to a significant cash flow risk as a consequence of interest rate fluctuations.

4.1.1.3. Liquidity risk

The liquidity risk relates to the Company’s lack of sufficient funds to comply with all its economic, labor or business commitments.

The liquidity risk is associated with the Company’s ability to finance its commitments and carry out its business plans with stable sources of financing, as well as with the indebtedness level and the maturity profile of the financial debt.

The Company has a protection policy against liquidity risk. To such end, it maintains cash and cash equivalents, other liquid financial instruments and uncommitted credit lines in a sufficient amount to pay out loans and other financial debts at maturity, in addition to maintaining an adequate balance between short and long term debt.

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

Liquidity rate

The Company’s liquidity ratio as of December 31, 2013, 2012 and January 1, 2012 is shown below:

	2013	2012	01.01.2012

Current assets	6,596	6,024	5,124

Current liabilities	4,028	4,342	2,632

Liquidity rate	1.64	1.39	1.95

PETROBRAS ARGENTINA S.A.

Aging of financial liabilities

The tables below analyzes the Company’s non-derivative financial liabilities and derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and as a result they do not reconcile to the amounts disclosed on the statement of financial position except for short-term payables when discounting is not applied.

	2013
	Accounts payable		Others contractual commitments	Loans	Total
Liabilities
Total amount without any established term	—		—	—	—
With established term:
- Due	198	(a)	—	—	198
To become due
- Up to one year	2,355		10,057	308	12,720
- From one to three years	7		2,478	310	2,795
- From three to five years	—		1,099	2,000	3,099
- Over five years	—		8,085	—	8,085

Total amount to become due	2,362		21,719	2,618	26,699

Total amount with established term	2,560		21,719	2,618	26,897

Total	2,560		21,719	2,618	26,897

(a)	Corresponds to less than three months.

	2012
	Accounts payable		Others contractual commitments	Loans	Total
Liabilities
Total amount without any established term	165		—	—	165
With established term:
- Due	155	(b)	—	—	155
To become due
- Up to one year	1,708		4,787	1,183	7,678
- From one to three years	7		3,230	262	3,499
- From three to five years	—		1,599	1,599	3,198
- Over five years	—		5,440	—	5,440

Total amount to become due	1,715		15,056	3,044	19,815

Total amount with established term	1,870		15,056	3,044	19,970

Total	2,035		15,056	3,044	20,135

(b)	Corresponds to less than three months.

PETROBRAS ARGENTINA S.A.

	01.01.2012
	Accounts payable		Others contractual commitments	Loans (d)	Total
Liabilities
Total amount without any established term	188		—	—	188
With established term:
- Due	96	(c)	—	—	96
To become due
- Up to one year	1,472		3,696	40	5,208
- From one to three years	—		2,108	889	2,997
- From three to five years	—		1,409	7	1,416
- Over five years	—		5,033	1,286	6,319

Total amount to become due	1,472		12,246	2,222	15,940

Total amount with established term	1,568		12,246	2,222	16,036

Total	1,756		12,246	2,222	16,224

(c)	Corresponds to less than three months.
(d)	Figures do not include unaccrued interests.

4.1.1.4. Credit risk

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

As of December 31, 2012 the Company’s trade receivables amounted to 2,592, of which 97% was due within one year and 4% was classified as non-current, and related to CAMMESA (an Argentine company engaged in buying electricity from power generation companies and selling it to distribution companies). Except for CAMMESA (which represents approximately 33% of total trade receivables), the Company does not have a significant credit risk concentration, such exposure being fragmented into a large number of customers and other counterparties. No other customer concentrates a significant percentage of total trade receivables.

Credit risk associated with cash and cash equivalents and other financial investments is limited by the policy to operate only with counterparties (bank institutions) with adequate credit ratings. The Company also has a liquidity policy in place.

4.1.1.5. Capital management

The main purpose of the Company’s capital management is to maintain a good credit rating and safe debt-to-equity ratios in order to sustain the Company’s business and maximize shareholders’ value.

PETROBRAS ARGENTINA S.A.

In addition, Petrobras Argentina seeks to maintain a cash generation level by its operating activities to fund its investment plan and fulfill all its financial commitments. In the years ended December 31, 2013, 2012 and 2011, cash provided by operating activities amounted to 2.778, 2,902 and 1,695, respectively.

Debt-to-equity ratio:

The Company’s debt-to-equity ratio at December 31, 2013, 2012 and January 1, 2012 is as follows:

	2013	2012	01.01.2012

Total liabilities	9,167	8,276	6,993

Equity	11,695	10,571	10,348

Debt-to-equity ratio	0.78	0.78	0.68

4.1.2. Non financial risk management

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

As of December 31, 2013, 2012 and January 1, 2012, Petrobras Argentina did not use derivative financial instruments to mitigate the risks associated with commodity price fluctuations.

4.2. Financial instruments by category

As of December 31, 2013, 2012 and January 1, 2012, the categories of financial instruments were as follows:

PETROBRAS ARGENTINA S.A.

	2013
	Financial assets at fair value through results	Financial assets held to maturity	Loans and receivables	Total
CURRENT ASSETS
Cash and cash equivalents	846	231	116	1,193
Other investments	—	—	23	23
Trade receivables	—	—	2,519	2,519
Other receivables	—	—	1,187	1,187

Total current assets	846	231	3,845	4,922

NON-CURRENT ASSETS
Trade receivables	—	—	73	73
Other receivables	—	—	166	166
Other investments	—	128	173	301

Total non-current assets	—	128	412	540

Total assets	846	359	4,257	5,462

CURRENT LIABILITIES
Accounts payable	—	—	2,553	2,553
Short-term loans	—	—	208	208

Total current liabilities	—	—	2,761	2,761

NON-CURRENT LIABILITIES
Accounts payable	—	—	7	7
Long-term loans	—	—	2,024	2,024

Total non-current liabilities	—	—	2,031	2,031

Total liabilities	—	—	4,792	4,792

PETROBRAS ARGENTINA S.A.

	2012
	Financial assets at fair value through results	Financial assets held to maturity	Loans and receivables	Total
CURRENT ASSETS
Cash and cash equivalents	331	773	156	1,260
Other investments	—	—	20	20
Trade receivables	—	—	2,168	2,168
Other receivables	—	—	1,189	1,189

Total current assets	331	773	3,533	4,637

NON-CURRENT ASSETS
Trade receivables	—	—	86	86
Other receivables	—	—	159	159
Other investments	—	98	181	279

Total non-current assets	—	98	426	524

Total assets	331	871	3,959	5,161

CURRENT LIABILITIES
Accounts payable	—	—	1,863	1,863
Short-term loans	—	—	1,108	1,108

Total current liabilities	—	—	2,971	2,971

NON-CURRENT LIABILITIES
Accounts payable	—	—	172	172
Long-term loans	—	—	1,558	1,558

Total non-current liabilities	—	—	1,730	1,730

Total liabilities	—	—	4,701	4,701

PETROBRAS ARGENTINA S.A.

	01.01.2012
	Financial assets at fair value through results	Financial assets held to maturity	Loans and receivables	Total
CURRENT ASSETS
Cash and cash equivalents	46	1,061	85	1,192
Other investments	—	—	21	21
Trade receivables	—	—	1,871	1,871
Other receivables	—	—	766	766

Total current assets	46	1,061	2,743	3,850

NON-CURRENT ASSETS
Trade receivables	—	—	211	211
Other receivables	—	—	863	863
Other investments	—	148	200	348

Total non-current assets	—	148	1,274	1,422

Total assets	46	1,209	4,017	5,272

CURRENT LIABILITIES
Accounts payable	—	—	1,572	1,572
Short-term loans	—	—	40	40

Total current liabilities	—	—	1,612	1,612

NON-CURRENT LIABILITIES
Accounts payable	—	—	184	184
Long-term loans	—	—	2,182	2,182

Total non-current liabilities	—	—	2,366	2,366

Total liabilities	—	—	3,978	3,978

4.3. Fair value of financial instruments

The methods and assumptions used to determine the estimated fair value of each class of financial instrument are as follows:

•	The carrying amount of cash, cash equivalents, accounts receivable and short-term debt are similar to their fair value because of the short-term maturity of these items.

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

The estimated fair value of long-term loans as of December 31, 2013, 2012 and January 1, 2012, valued at amortized cost, except for financial instruments whose book values above approximate fair values, are as follows:

Long-term loans	2013	2012	01.01.2012

Book value	2,024	1,558	2,182

Fair value	2,281	1,630	2,421

PETROBRAS ARGENTINA S.A.

4.4. Fair Value by hierarchy levels

Fair value is a market-based measurement based on assumptions that market participants would use in pricing the asset or liability. The Company uses the following three-tier fair value hierarchy which prioritizes the inputs observables used to measure fair value:

•	Level 1: Observable inputs such as quoted prices in active markets;

•	Level 2: Inputs other than quoted prices in active markets that are observable either directly or indirectly; and

•	Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

If one or more significant inputs were not based on observable market data, related financial instruments are included in Level 3.

	2013
	Level 1	Level 2	level 3	Total
CURRENT ASSETS
Cash and cash equivalents	846	—	—	846

Total current assets	846	—	—	846

Total assets	846	—	—	846

Total liabilities	—	—	—	—

	2012
	Level 1	Level 2	level 3	Total
Other receivables
Cash and cash equivalents	331	—	—	331

Total current assets	331	—	—	331

Total assets	331	—	—	331

Total liabilities	—	—	—	—

	01.01.2012
	Level 1	Level 2	level 3	Total
Capital Stock
Cash and cash equivalents	46	—	—	46

Total current assets	46	—	—	46

Total assets	46	—	—	46

Total liabilities	—	—	—	—

5.	Information by segments

The Company prepares this information based on business segment criteria and also prepares relevant information by geographical area.

PETROBRAS ARGENTINA S.A.

5.1. Business segments:

The business segments were defined according to the regular way in which management analyzes information in decision making, applying IFRS’s accounting policies. Transactions between business segments are conducted during the ordinary course of business at market terms and prices. The terms and conditions of these transactions are comparable to those offered by or obtained from non-related parties.

Below is detailed information on each business segment identified by the Company’s Management:

	2013
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate Other and Eliminations	Total

Current assets	2,468	1,784	991	1,382	(29)	6,596
Investment in companies under joint control	—	—	—	497	—	497
Investments in associates	3,376	192	—	—	—	3,568
Other Investments	109	—	—	64	128	301
Property, plant and equipment	7,105	1,213	458	641	107	9,524
Non-current other assets	92	51	41	159	33	376

Total assets	13,150	3,240	1,490	2,743	239	20,862

Total liabilities	4,889	2,233	574	603	868	9,167

	2012
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate Other and Eliminations	Total

Current assets	1,925	1,252	786	1,251	810	6,024
Investment in companies under joint control	—	—	—	689	—	689
Investments in associates	2,847	159	—	—	—	3,006
Other Investments	99	—	—	82	98	279
Property, plant and equipment	6,067	1,196	389	732	96	8,480
Non-current other assets	110	51	42	140	26	369

Total assets	11,048	2,658	1,217	2,894	1,030	18,847

Total liabilities	3,867	1,563	344	578	1,924	8,276

	01.01.2012
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate Other and Eliminations	Total

Current assets	1,221	1,949	517	956	481	5,124
Investment in companies under joint control	—	—	—	724	—	724
Investments in associates	2,795	148	—	—	—	2,943
Other Investments	102	—	—	106	140	348
Property, plant and equipment	4,712	1,163	271	814	96	7,056
Non-current other assets	344	56	22	225	499	1,146

Total assets	9,174	3,316	810	2,825	1,216	17,341

Total liabilities	2,743	1,893	235	489	1,633	6,993

PETROBRAS ARGENTINA S.A.

	2013
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate Other and Eliminations	Total
Consolidated Statement of Income

Sales
To third parties	1,814	7,845	3,177	2,504	—	15,340
Inter-segment	6,024	301	171	200	(6,696)	—

	7,838	8,146	3,348	2,704	(6,696)	15,340
Cost of sales	(5,501)	(7,352)	(2,827)	(2,218)	6,638	(11,260)

Gross profit	2,337	794	521	486	(58)	4,080

Administrative and selling expenses	(350)	(728)	(155)	(98)	(466)	(1,797)
Exploration expenses	(82)	—	—	—	—	(82)
Other operating (expenses) income, net	(227)	106	(60)	(3)	(387)	(571)
Share of profit of equity accounted investees	(336)	44	—	13	—	(279)

Operating income (loss)	1,342	216	306	398	(911)	1,351

Interest income	54	3	—	18	125	200
Interest expense	(72)	(20)	—	(10)	(167)	(269)
Other financial results	(211)	(94)	(10)	26	411	122
Income tax	(270)	(17)	—	—	(265)	(552)

Net income (loss)	843	88	296	432	(807)	852

	2012
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate Other and Eliminations	Total
Consolidated Statement of Income

Sales
To third parties	1,042	6,654	2,713	2,356	—	12,765
Inter-segment	5,071	303	194	166	(5,734)	—

	6,113	6,957	2,907	2,522	(5,734)	12,765
Cost of sales	(4,246)	(6,384)	(2,683)	(2,089)	5,783	(9,619)

Gross profit	1,867	573	224	433	49	3,146

Administrative and selling expenses	(263)	(585)	(110)	(76)	(396)	(1,430)
Exploration expenses	(212)	—	—	—	—	(212)
Other operating (expenses) income, net	(194)	13	38	224	(202)	(121)
Share of profit of equity accounted investees	(126)	11	—	(33)	—	(148)

Operating income (loss)	1,072	12	152	548	(549)	1,235

Interest income	46	—	—	23	64	133
Interest expense	(55)	(19)	(2)	(8)	(163)	(247)
Other financial results	(193)	(27)	(8)	32	240	44
Income tax	(120)	(19)	—	(3)	(350)	(492)

Net income (loss)	750	(53)	142	592	(758)	673

PETROBRAS ARGENTINA S.A.

	2011
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate Other and Eliminations	Total
Consolidated Statement of Income

Sales
To third parties	176	7,039	1,705	2,184	—	11,104
Inter-segment	3,968	312	98	152	(4,530)	—

	4,144	7,351	1,803	2,336	(4,530)	11,104
Cost of sales	(2,982)	(6,619)	(1,562)	(1,769)	4,470	(8,462)

Gross profit	1,162	732	241	567	(60)	2,642

Administrative and selling expenses	(183)	(532)	(81)	(59)	(367)	(1,222)
Exploration expenses	(391)	—	—	—	—	(391)
Other operating (expenses) income, net	(565)	(22)	(27)	38	(255)	(831)
Share of profit of equity accounted investees	(136)	67	—	33	—	(36)

Operating income (loss)	(113)	245	133	579	(682)	162

Interest income	18	7	—	31	37	93
Interest expense	(44)	(20)	(1)	(6)	(182)	(253)
Other financial results	(60)	(62)	(79)	(15)	200	(16)
Income tax	(18)	(15)	88	(1)	(69)	(15)

Net (loss) income continued operations	(217)	155	141	588	(696)	(29)

Net income discontinued operations	—	—	706	—	—	706

Net income (loss)	(217)	155	847	588	(696)	677

PETROBRAS ARGENTINA S.A.

Other relevant information

	2013
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate Other and Eliminations	Total
Additions of property, plant and equipment	2,437	164	102	9	29	2,741

Depreciation of property, plant and equipment uncluded in:
Cost of sales	1,943	60	32	96	—	2,131
Administrative and selling expenses	19	26	—	—	18	63

Total of property, plant and equipment	1,962	86	32	96	18	2,194

	2012
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate Other and Eliminations	Total
Additions of property, plant and equipment	1,696	207	65	13	13	1,994

Depreciation of property, plant and equipment uncluded in:
Cost of sales	1,494	60	36	94	—	1,684
Administrative and selling expenses	14	25	—	—	15	54

Total of property, plant and equipment	1,508	85	36	94	15	1,738

Sales for major products

Products	Business Segment	2013	2012
Crude oil	Oil and Gas Exploration and Production / Refining and Distribution	7,146	5,944
Gas Oil	Refining and Distribution	3,229	2,579
Gasoline	Refining and Distribution	2,260	1,699
Electricity	Gas and Energy	1,366	1,598
Gas	Oil and Gas Exploration and Production	2,730	2,117
Styrene	Petrochemicals	810	627
Polystyrene	Petrochemicals	749	607
Others	—	(2,950)	(2,406)

		15,340	12,765

PETROBRAS ARGENTINA S.A.

5.2. Relevant information by geographical area

Below is information on assets, sales, operating income and equity in earnings of affiliates aggregated by geographical area:

	2013
	Argentina	Venezuela	Bolivia	Ecuador	Other and eliminations	Total
Current assets	5,931	39	151	465	10	6,596
Investment in companies under joint control	497	—	—	—	—	497
Investments in associates	237	3,078	—	253	—	3,568
Other receivables	80	93	—	128	—	301
Property, plant and equipment	9,020	—	501	3	—	9,524
Non-current other assets	340	—	3	31	2	376

Total assets	16,105	3,210	655	880	12	20,862

	2012
	Argentina	Venezuela	Bolivia	Ecuador	Other and eliminations	Total
Current assets	5,537	46	92	336	13	6,024
Investment in companies under joint control	689	—	—	—	—	689
Investments in associates	203	2,634	—	169	—	3,006
Other receivables	95	86	—	98	—	279
Property, plant and equipment	8,244	—	233	2	1	8,480
Non-current other assets	347	—	2	17	3	369

Total assets	15,115	2,766	327	622	17	18,847

	01.01.2012
	Argentina	Venezuela	Bolivia	Ecuador	Other and eliminations	Total
Current assets	4,915	42	77	76	14	5,124
Investment in companies under joint control	724	—	—	—	—	724
Investments in associates	364	2,450	—	129	—	2,943
Other receivables	105	102	—	141	—	348
Property, plant and equipment	6,849	—	188	18	1	7,056
Non-current other assets	832	—	2	309	3	1,146

Total assets	13,789	2,594	267	673	18	17,341

	2013
	Argentina	Venezuela	Bolivia	Ecuador	Other and eliminations	Total
Sales (1)	15,151	—	152	—	37	15,340
Operating income (loss)	1,661	(376)	60	5	1	1,351

	2012
	Argentina	Venezuela	Bolivia	Ecuador	Other and eliminations	Total
Sales (1)	12,597	—	129	—	39	12,765
Operating income (loss)	1,431	(158)	86	(104)	(20)	1,235

	2011
	Argentina	Venezuela	Bolivia	Ecuador	Other and eliminations	Total
Sales (1)	10,944	—	124	—	36	11,104
Operating income (loss)	123	(4)	45	(10)	8	162

(1)	Entirely related to sales to third parties.

PETROBRAS ARGENTINA S.A.

6.	Cost of sales

The Company’s cost of sales and the relevant expenses charged to cost of sales are broken down as follows:

	Notes	2013	2012	2011

Inventories at the beginning of the year		1,068	1,009	1,087
Purchases, consumptions and other		4,762	4,358	4,628
Expenses attributable to cost of sales	6.1	6,798	5,320	3,756

		12,628	10,687	9,471

Inventories at the end of the year		(1,368)	(1,068)	(1,009)

Cost of sales		11,260	9,619	8,462

6.1. Expenses attributable to cost of sales

	2013	2012	2011

Salaries and wages	604	485	365
Other benefits to personnel	132	87	74
Taxes, charges and contributions	25	16	15
Fees and professional advisory	4	4	9
Depreciation of property, plant and equipment	2,131	1,684	1,148
Oil and gas royalties	1,128	823	578
Spare parts and repairs	580	485	355
Transportation and freights	179	184	175
Procurement of works and services	1,812	1,397	972
Fuel, gas, energy and other	119	83	47
Other operating costs and consumptions	150	115	60
Expense reimbursements	(66)	(43)	(42)

	6,798	5,320	3,756

7.	Administrative and selling expenses

	2013	2012	2011

Salaries and wages	665	584	489
Other benefits to personnel	160	112	145
Taxes, charges and contributions	340	244	177
Fees and professional advisory	100	82	73
Depreciation of property, plant and equipment	63	54	57
Spare parts and repairs	60	51	43
Transportation and freights	343	254	222
Procurement of works and services	133	121	93
Fuel, gas, energy and other	10	8	7
Other operating costs and consumptions	57	62	38
Expense reimbursements	(134)	(142)	(122)

	1,797	1,430	1,222

PETROBRAS ARGENTINA S.A.

8.	Exploration expenses

	2013	2012	2011

Geological and geophysical expenses	55	44	97
Abandoned and non-productive well write-downs	27	168	294

	82	212	391

9.	Other operating expenses, net

	Notes	2013	2012	2011

Advisory services rendered to other companies		39	37	40
Taxes on bank transactions		(197)	(147)	(154)
Contingencies		(103)	(30)	(112)
Enviroment	(1)	(27)	—	(260)
Result from sale of Distrilec S.A.	13.1.1	(34)	—	—
Disposal of property, plant and equipment		(30)	23	30
Writedown of contractual credit in Ecuador	28	—	(61)	(143)
CIESA debt restructuring	13.1.4	—	221	—
Impairment Santa Cruz II		(11)	—	—
Other		(208)	(164)	(232)

		(571)	(121)	(831)

(1)

Corresponding to charges related to environmental issues undertaken by the Company from the current year, resulting from increased levels of demand of internal policies, in line with international standards of excellence.

10.	Financial results

	Note	2013	2012	2011

Financial income
Interest		200	133	93
Foreign exchange gains and other results		500	309	196

		700	442	289

Financial costs
Interest		(269)	(247)	(253)
Foreign exchange losses and other results	2.6.5	(261)	(156)	(104)
Other financial expenses, net		(117)	(109)	(108)

		(647)	(512)	(465)

11.	Earnings per share

The Company’s Shareholders Meeting held on March 29, 2012 resolved to capitalize retained earnings of 1,009, through the issue of 1,009,618,410 common shares of a Nominal Value of P$1 and entitled to one vote per share.

According IAS 33, for all periods presented, the weighted average number of ordinary shares was retroactively changed to give effect to the capitalization of retained earnings during 2012.

PETROBRAS ARGENTINA S.A.

Basic and diluted earnings per share attributable to the controlling company’s shareholders are calculated as follows:

Numerator	2013	2012	2011

Income attributable to shareholders of parent company from continuing activities	779	618	(25)

Income attributable to shareholders of parent company from discontinued activities	—	—	706

Total income for the purposes of basic earnings per share attributable to shareholders of parent company	779	618	681

Dilutive effects	—	—	—

Total income for the purposes of diluted earnings per share attributable to shareholders of parent company	779	618	681

Denominator	2013	2012	2011

Attributable to common shares Basic incomes per share	2,019,236,820	2,019,236,820	2,019,236,820

Dilutive effects	—	—	—

‘Weighted average adjusted for dilutive effect	2,019,236,820	2,019,236,820	2,019,236,820

There have been no transactions involving common shares or potential common shares between the year closing date and the presentation of these financial statements.

12.	Cash and cash equivalents

		2013	2012	01.01.2012

Cash		116	156	85
Time deposits		231	773	660
Mutual funds		846	331	46
Related companies	26.2	—	—	387
Other		—	—	14

		1,193	1,260	1,192

PETROBRAS ARGENTINA S.A.

13.	Investments in joint ventures and associates

13.1. Investments in joint ventures

	2013				2012	01.01.2012
	Description of securities
	Face value	Amount	Cost	Book value	Book value	Book value
Distrilec S.A.	—	—	—	—	202	455
CIESA	$1	319,409,348	596	497	487	269

			596	497	689	724

	Last available financial statement
	Date	Capital stock	Net income for the period/year	Equity	Main business
CIESA	12/31/2013	639	7	1261	Investor

13.1.1. Distrilec

At December 31, 2012, through PEDASA and PFB, the Company held an indirect stake of 48.50% in Distrilec, parent company of EDESUR.

In the first quarter of 2013, the Company sold to Hidroelectrica Piedra del Águila S.A. and La Plata Cogeneración S.A. all of its direct and indirect interests in PEDASA and PFB, for an amount of US$ 35 million, with a loss of 34 shown under Other operating expenses, net (Note 9).

13.1.2. CIESA

The shareholders of CIESA, the parent company of TGS, may not sell their Class “A” shares representing 51% of TGS’s capital stock, without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.

13.1.3. Carrying value of the Company’s interests in CIESA and Distrilec

At December 31, 2013, 2012 and January 1, 2012, the carrying value of the direct and indirect holding in CIESA was 497, 487 and 269, respectively. At January 1, 2012, the carrying value of CIESA including (185) for adjustments made to align the accounting principles to those of the Company and 110 from the transfer to Enron of TGS shares’

At December 31, 2012 and January 1, 2012, the carrying value of the indirect interest in Distrilec amounts to 202 and 455, respectively, which includes 19 and 25 from the allocation of the consideration paid for the indirect interest in Distrilec in excess of fair value of net assets acquired.

The book value of these interests does not exceed their recoverable value.

13.1.4. CIESA indebtedness

Due to the Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law CIESA did not pay at maturity, in April 2002, either the principal and the last interest installment, their notes issued in 1997 for a nominal value of USD 200 million, or the cap and collar of interest rate agreements.

As of April 2004, the shareholders and creditors of financial CIESA held a series of agreements, which, among other actions, certain share in order to provide the necessary flexibility to advance the restructuring was planned transfers CIESA’s financial debt above. Thus, on 1 September 2005 entered into a Restructuring Agreement Financial Debt (Restructuring Agreement), which was subject to approval by the ENARGAS and CNDC, they succeeding from January 2009 a number of legal claims before the Courts of New York.

On October 5, 2011, by note No. 11,362, ENARGAS have expressed no objections to the Settlement Regulatory Restructuring and said that the same may be enforced once the approval is obtained by the CNDC. At the date of issuance of these financial statements, the authorization of the CNDC was not obtained.

PETROBRAS ARGENTINA S.A.

On May 10, 2011 CIESA entered into a Memorandum of Understanding with Pampa Energía S.A., Pampa Inversiones S.A. e Inversiones Argentina I Ltd. (Pampa Group), which also became the holder of the notes and on May 18, 2011, the parties to the CIESA Restructuring Agreement by which Pampa Group entered the agreement

On July 13, 2012, CIESA, Grupo Pampa and the Company entered into a settlement agreement whereby all parties involved waived all claims, title and interest under the lawsuit before the New York State Courts and terminated the same. As a result of the agreement, CIESA paid off all the financial debt by means of (i) the transfer to Pampa Group of 4.3% of TGS’s shares; (ii) the payment of approximately US$130 million; (iii) the release of the remaining financial debt, and (iv) execution of a fifth amendment to the Restructuring Agreement. It was agreed that upon obtaining the governmental approval, Pampa Group will receive shares representing 40% of CIESA’s capital stock which are held in trust by The Royal Bank of Scotland, Argentine Branch.

As a result of the full settlement of CIESA’s total financial debt, in the third quarter of 2012 the Company recorded a gain of 291 for its shareholding in CIESA, of which 221 and 165 are charged to Other operating expenses, net and Share of profit of equity accounted investees, respectively, with a charge of 95 in Income tax.

Pursuant to the entry on July 13, 2012 into the settlement agreement described above, and to decisions taken by CIESA’s board of directors meeting held on October 23, 2012, on January 2, 2013, CIESA notified the CNV of the formal cancellation of the 1997 CIESA Notes, initiating the steps necessary for CIESA’s withdrawal from public offering and listing. On May 30, 2013, the CNV ordered CIESA’s withdrawal from public offering and listing, through Resolution No. 17,904.

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

In December 2013, the Law No. 26,896 was issued, which extended the public works and services renegotiation term to December 2015.

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

PETROBRAS ARGENTINA S.A.

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

On April 5, 2011, Panel II of the Federal Court of Appeals in Administrative matters set a 60 business day term for SCyCG to take action as provided under Resolution No. 2,000/2005 and return the record to ENARGAS, and instructed ENARGAS to render its opinion as regards the adequacy of tariffs and the Provisional Tariff Schedule provided thereunder no later than 60 business days after receipt of the abovementioned record from SCyCG, upon verification of compliance with the requirements provided for in the provisional agreement dated October 9, 2008. TGS and ENARGAS filed each one extraordinary appeals which was rejected by the Court of Appeals on May 27, 2011. On June 14, 2011 ENARGAS filed a complaint against refusal to grant appeal before the Federal Supreme Court of Argentina. Meanwhile, on August 25, 2011 the SCyCG returned administrative actions cited ENARGAS realizing that it took the intervention by Resolution No. 2000/2005. On June 11, 2012 the Federal Supreme Court of Justice required the main actions in order to resolve the complaint filed by ENARGAS, having the Company placed the fact of compliance by the SCyCG the lawsuit willing to his respect the Supreme Court’s November 28, 2013 rejected the appeal filed by the ENARGAS against the decision rejecting the Extraordinary Appeal brought against the judgment which confirmed the substance of the judgment delivered by the Judge of First Instance upheld the amparo filed by the Company.

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

PETROBRAS ARGENTINA S.A.

Early in October 2008, TGS received from UNIREN a proposal for a comprehensive renegotiation agreement (including the 20% initial tariff increase). In October 2011, TGS received a new proposal from UNIREN which was accepted by TGS, allowing UNIREN to initiate the relevant administrative procedure.

On April 7, 2014, the ENARGAS issued Resolution No. 2,852/14 defining the new tariff schedules including an increase to the rate applicable to the natural gas firm and interruptible transportation rates. The increase in the rate is set forth in three stages, as follows: 8% from April 1, 2014, 5.5% from June 1, 2014 and 5.3% from August 1, 2014, reaching from August 1, 2014, a cumulative increase of 20%.

Additionally, the Resolution No. 2,852/14, established that at least 5% of the funds generated by this tariff increase must be temporarily deposited in a trust fund for the payment of maintenance works according to an investment plan submitted by TGS and previously approved by the ENARGAS; and the remaining balance of the increase will be managed TGS for the fulfillment of that investment plan.

However, this is a partial implementation of the 2008 provisional agreement; ratified by Decree No. 1,918/09, that is expected to remain in effect until a comprehensive renegotiation of the license with the Argentine government is completed. TGS will continue performing all the legal actions to obtain the complete enforcement of the 2008 provisional agreement.

Investment CIESA / TGS

At December 31, 2013 the book value of the investment in CIESA (TGS’s controlling shareholder ) amounts to 497 and represents about 2% of the total assets of Petrobras Argentina.

The Company has analysed of the recoverability of the investment based on assumptions of increases in business rates TGS, and concluded that they should be recorded impairment losses. The materialization of certain assumptions used in the evaluation is highly sensitive to the economic environment and is contingent on future events and actions, some of which are outside the scope of the management of the Company and could affect the value of the assets.

13.2. Investment in associates

		2013					2012	01.01.2012
		Description of securities
	Note	Face value		Amount	Cost	Book value	Book value	Book value

OCP		U$S	0,01	31500.00	98	253	169	129
Oleoductos del Valle S.A.			$10	2542716.10	61	44	43	54
PELSA	13.5		$1	68218172.00	2	—	—	160
Refinería del Norte S.A.			$10	2610809.00	63	192	159	148
Mixed Companies in Venezuela	(1)		—	—	—	5,981	4,437	3,779
Other					—	1	1	2
Allowance for impairment of investments	(2)				—	(2,903)	(1,803)	(1,329)

					224	3,568	3,006	2,943

		Last available financial statement
		Date	Capital stock	Net income for the period/year	Equity	Main business
OCP		09/30/2013	602	284	1384	Oil transportation
Oleoductos del Valle S.A.		12/31/2013	110	4	205	Oil transportation
PELSA		12/31/2013	116	378	1368	Oil production
Refinería del Norte S.A.		09/30/2013	92	56	669	Refining
Mixed Companies in Venezuela	(1)	—	—	—	—	Oil production

(1)	Included Petrokariña S.A., Petroritupano S.A., Petroven-Bras S.A. and Petrowayú S.A
(2)

The activity for the years ended December 31, 2013, 2012 and 2011, includes (580), (189) and (65) charged to “Other comprehensive income” and (520), (285) and (281), charged to “Share of profit of equity accounted investees”, respectively (see note 13.3).

For purposes of IFRS’s 12 requirements, the Company does not have significant investments in associates.

PETROBRAS ARGENTINA S.A.

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

As of December 31, 2013, 2012 and January 1, 2012 the carrying value of the Company’s direct and indirect interest in the mixed companies, net of impairment charges, is 3,078, 2,634 and 2,450, respectively. The recoverability of the referred investments is highly sensitive to crude oil price volatility, to economic, social and regulatory changes and, particularly, to the resulting business plans. In determining the fair value, the Company considered prices based on business plans, production curves, transaction costs at market values and investment needs to develop the reserves of such companies. Discount rates used to measure fair value consider the type of asset involved, the business segment and the country where operations are conducted. As of December 31, 2013, 2012 and January 1, 2012 the Company maintains allowances for impairment on these investments of 2,854, 1,803 and 1,329, respectively.

Upon the execution of the pertinent agreements in connection with the migration of the operating agreements, in 2006, the Government of Venezuela recognized a divisible and transferable credit in favor of the private companies participating in the mixed companies in the amount of US$ 88.5 million for Petrobras Argentina’s equity interest, which does not accrue interest and could be applied to the payment of acquisition bonds to be used in any new mixed ownership project for oil exploration and production activities, or licenses for gas exploration and production operations in Venezuela. Since projects for the use of the credit recognized had not materialized, the efforts to transfer such credit to third parties had not been successful, and other alternative uses of the credit was not anticipated, in 2007 the Company recorded an allowance for the full amount of the credit. As of December 31, 2013, 2012 and January 1, 2012 the Company maintains allowances for impairment on this asset of 574, 434 and 380, respectively.

13.3. Share of profit of equity accounted investees

		2013	2012	2011
Mixed Companies in Venezuela	(1)	(357)	(162)	(176)
Refinería del Norte S.A.		44	11	67
PELSA	13.5	—	26	40
CIESA	(2)	10	219	121
Distrilec		—	(253)	(90)
Other		24	11	2

		(279)	(148)	(36)

(1)	Includes an allowance of 520, 285 and 281 for the years ended December 31, 2013, 2012 and 2011.
(2)	In 2012, includes 165 for the debt restructuring of CIESA. (Note 13.1.4)

PETROBRAS ARGENTINA S.A.

13.4. Dividends collected

		2013	2012	2011
Mixed Companies in Venezuela		—	—	327
Refinería del Norte S.A.		16	—	59
PELSA	13.5	—	9	25
OCP		4	3	3
Other		3	2	2

		23	14	416

13.5. Acquisition of PELSA

On May 31, 2012, the Company reached an agreement to acquire a 39.671% equity interest in Petrolera Entre Lomas S.A. from its controlling company Petrobras Participaciones S.L. for US$ 249.4 million. As from this date, Petrobras Argentina exercises control over Petrolera Entre Lomas S.A. with a shareholding of 58.88%.

The price agreed between the parties further includes a contingent payment to the seller for a period of 10 years from the acquisition to reflect the value of any identification of unconventional resources in commercially exploitable areas Entre Lomas, Bajada del Palo, Agua Amarga and Charco del Palenque. Such compensation will be done considering the market value of these resources to the valuation date, and will be conducted by an internationally renowned independent evaluator hired by agreement between the parties. At the date of issuance of these financial statements have not been identified unconventional commercially exploitable resources, whereby the Company has not recognized liabilities related to this transaction

When accounting for this acquisition, the Company recognized the subsidiary’s assets and liabilities at book value as of the transaction date. As the fair value of the net assets acquired was higher than book value, the Company recorded 693 in Equity (Note 2.6.5)

Effects PELSA consolidation in the financial statements of the Company:

The assets and liabilities incorporated in the May 31, 2012 were as follows:

Cash and cash equivalents	110
Property, plant and equipment	1,098
Other assets	369

Total assets	1,577

Total liabilities	546

The results incorporated since 1 June 2012 are as follows:

Sales	841
Gross profit	327
Net incomes	80

If they had been consolidated since 1 January 2012 the results have been incorporated as follows:

Sales	1,414
Gross profit	585
Net incomes	271

PETROBRAS ARGENTINA S.A.

13.6. Information about interest in subsidiaries, associates, entities under joint control and other entities as of December 31, 2013

		% Of Ownership and Votes
Subsidiaries	Country	Direct	Indirect	Business Segment
Atalaya Energy S.R.L.	Argentina	95.00	5.00	Oil and Gas Exploration and Production
Canadian Hunter Argentina S.A	Argentina	95.00	5.00	Oil and Gas Exploration and Production
Corod Producción S.A.	Venezuela	100.00	—	Oil and Gas Exploration and Production
EcuadorTLC S.A.	Ecuador	100.00	—	Oil and Gas Exploration and Production
Eg3 Red S.A.	Argentina	95.00	5.00	Refining and Distribution
Electricidade Com S.A.	Brasil	—	100.00	Gas and Energy
Enecor S.A.	Argentina	69.99	—	Gas and Energy
Petrobras Bolivia Internacional S.A.	Bolivia	100.00	—	Corporate
Petrobras Energía Colombia	Gran Cayman	—	100.00	Oil and Gas Exploration and Production
Petrobras Energía de México S.A. de C.V.	México	—	100.00	Oil and Gas Exploration and Production
Petrobras Energía Ecuador	Gran Cayman	—	100.00	Oil and Gas Exploration and Production
Petrobras Energía Internacional S.A.	Argentina	95.00	5.00	Corporate
Petrobras Energía Operaciones Ecuador S.A.	Ecuador	—	100.00	Oil and Gas Exploration and Production
Petrobras Hispano Argentina S.A.	España	100.00	—	Corporate
Petrolera San Carlos S.A.	Venezuela	—	100.00	Oil and Gas Exploration and Production
Transporte y Servicios de Gas en Uruguay S.A.	Uruguay	51.00	13.55	Gas and Energy
World Energy Business S.A.	Argentina	—	100.00	Gas and Energy
Petrolera Entre Lomas S.A.	Argentina	58.88	—	Oil and Gas Exploration and Production

Entities under joint control

Cía. de Inversiones de Energía S.A.	Argentina	25.00	25.00	Gas and Energy
Transportadora de Gas del Sur S.A.	Argentina	—	25.50	Gas and Energy

Associates

Coroil S.A.	Venezuela	20.00	29.00	Oil and Gas Exploration and Production
Inversora Mata S.A.	Venezuela	49.00	—	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados Ltd.	Gran Cayman	—	11.42	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados S.A.	Ecuador	—	11.42	Oil and Gas Exploration and Production
Oleoductos del Valle S.A.	Argentina	23.10	—	Oil and Gas Exploration and Production
Petrokariña S.A.	Venezuela	29.20	5.29	Oil and Gas Exploration and Production
Petroritupano S.A.	Venezuela	22.00	—	Oil and Gas Exploration and Production
Petroven-Bras S.A.	Venezuela	29.20	5.29	Oil and Gas Exploration and Production
Petrowayú S.A.	Venezuela	36.00	—	Oil and Gas Exploration and Production
Propyme S.G.R (en liquidación)	Argentina	48.56	0.07	Corporate
Refinería del Norte S.A.	Argentina	28.50	—	Refining and Distribution
Urugua-í S.A.	Argentina	29.33	—	Gas and Energy

Other entities

Termoeléctrica José de San Martín S.A.	Argentina	8.84	—	Gas and Energy
Termoeléctrica Manuel Belgrano S.A.	Argentina	8.84	—	Gas and Energy

PETROBRAS ARGENTINA S.A.

13.7. Relevant information

The table below shows the most relevant information from the statements of income and cash flows of the subsidiaries with material non-controlling interest, apply from the purchase of an additional interest in PELSA in May 2012 (Note 13.5)

		Proportion non-controllig interest
Name	Country	2013	2012
Petrolera Entre Lomas S.A.	Argentina	41%	41%

		2013	2012
Statement of profit or loss
Sales		1,686	841
Cost of sales		(1,044)	(514)

Gross profit		642	327

Administrative and others expenses		(179)	(76)
Financial results		(7)	1

Income (loss) before income tax		456	252

Income tax		(278)	(118)

Income (loss) from continuing operations		178	134

Attributable to non-controlling interests		73	55
Other comprehensive income		416	95
Attributable to non-controlling interests		171	39
Dividends paid to non-controlling interests		16	18

		2013	2012
Statement of financial position
Current Assets		537	455
Non-current Assets		1,953	1,387
Current Liabilities		(355)	(346)
Non-current Liabilities		(354)	(268)

Equity		(1,781)	(1,228)

Attributable to non-controlling interests		(734)	(506)

		2013	2012
Cash flow
Operating		657	423
Investing		(559)	(143)
Financing		(145)	(111)
Effect of exchange rate change		58	11

Increase		11	180

PETROBRAS ARGENTINA S.A.

Associates and joint arrangements

	2013		2012		2011
	Associates	Joint Arrangements	Associates	Joint Arrangements	Associates	Joint Arrangements
Total other comprehensive income	1,862	19	581	148	1,357	37

14.	Other investments

		2013		2012	01.01.2012
	Notes	Cost	Book value	Book value	Book value

Current

Fideicomiso Financiero de Obra Gasoducto Sur	29.2	13	20	20	21
Other		3	3	—	—

		16	23	20	21

Non Current

Loans to joint venture		172	172	130	115
Related companies	26.2	128	128	98	148
Fideicomiso Financiero de Obra Gasoducto Sur	29.2	64	64	82	98
Allowance for impairment of investments		—	(79)	(44)	(13)
Other		—	16	13	—

		364	301	279	348

15.	Trade receivables and other receivables

		2013		2012		01.01.2012
	Notes	Current	Non-current	Current	Non-current	Current	Non-current
Trade receivable

Receivables
Petrochemical		463	—	313	—	224	—
Refining and distribution		541	6	452	7	698	8
Oil and gas exploration and production		323	74	294	57	131	48
Gas and energy		1,183	62	1,058	75	768	201
Related companies	26.2	43	—	92	—	82	—

		2,553	142	2,209	139	1,903	257
Less: Allowance for doubtful	(1)	(34)	(69)	(41)	(53)	(32)	(46)

	(2)	2,519	73	2,168	86	1,871	211

(1)

The activity in the years ended December 31, 2013, 2012 and 2011, includes (9), (16) and (21) charged to “Administrative and selling expenses” and , as of December 31, 2012, includes 35 related to write-offs.

(2)	As of December 31, 2013, 2012 and January 1, 2012 current trade receivables include an average of 4% of non provisioned due, which do not exceed a period of 3 months.

PETROBRAS ARGENTINA S.A.

		2013		2012		01.01.2012
	Notes	Current	Non current	Current	Non current	Current	Non current
Other receivables

Joint ventures		67	—	72	—	186	—
Related companies	26.2	409	—	663	—	216	450
Tax credits		364	79	121	80	320	26
Deferred tax assets		—	—	—	—	—	—
Receivables from the sale of companies		—	—	29	—	41	—
Contractual credit in Ecuador	28	347	—	263	—	—	442
Expenses reimbursements		2	—	2	—	1	5
Prepaid expenses		75	13	169	13	141	10
Credit for new projects in the mixed companies in Venezuela	13.2	—	574	—	434	—	380
Guarantee deposits		7	40	6	40	3	29
Allowance for other receivables	(1)	—	(574)	—	(434)	—	(523)
Other		280	113	228	105	162	77

	(2)	1,551	245	1,553	238	1,070	896

(1)	Activity of (140), (54) y (28) in the years ended December 31, 2013, 2012 and 2011 are shown under Other comprehensive income, respectively. As of December 31, 2012 includes 143 related to write-offs.
(2)	As of December 31, 2013, 2012 and January 1, 2012 current receivables include an average of 4% of non provisioned due, which do not exceed a period of 3 months.

16.	Inventories

	2013		2012		01.01.2012
	Current	Non-current	Current	Non-current	Current	Non-current

Crude oil stock	228	—	176	—	206	—
Raw materials and materials	426	58	297	45	267	39
Work progress and finished products	656	—	550	—	497	—

	1,310	58	1,023	45	970	39

PETROBRAS ARGENTINA S.A.

17.	Property, plant and equipment

Changes in property, plant and equipment

	Notes	Production wells, exploratory wells and oil and gas properties	Machinery, tools and equipments	Electricy generation plants	Industrial plants	Work in progress	Other	Total
Cost
01/01/2012		8,896	4,129	1,134	1,086	1,021	1,748	18,014

Translation effect		168	4	—	—	15	4	191
Adquisition or PELSA	13.5	1,090	—	—	—	88	36	1,214
Additions		207	7	—	4	1,515	261	1,994
Net decreases and transfers		1,296	226	31	66	(1,595)	(220)	(196)

12/31/2012		11,657	4,366	1,165	1,156	1,044	1,829	21,217

Translation effect		597	10	—	—	15	20	642
Additions		360	4	—	1	2,196	180	2,741
Net decreases and transfers	(1)	1,821	76	19	187	(1,990)	(68)	45

12/31/2013		14,435	4,456	1,184	1,344	1,265	1,961	24,645

Depreciation
01/01/2012		5,711	3,188	498	414	—	1,147	10,958

Translation effect		52	1	—	—	—	1	54
Net decreases		—	(3)	—	—	—	(10)	(13)
Depreciation		1,220	301	85	73	—	59	1,738

12/31/2012		6,983	3,487	583	487	—	1,197	12,737

Translation effect		195	3	—	—	—	6	204
Net decreases		—	(10)	—	—	—	(4)	(14)
Depreciation		1,656	308	87	72	—	71	2,194

12/31/2013		8,834	3,788	670	559	—	1,270	15,121

Net book value 12/31/2013		5,601	668	514	785	1,265	691	9,524

Net book value 12/31/2012		4,674	879	582	669	1,044	632	8,480

Net book value 01/01/2012		3,185	941	636	672	1,021	601	7,056

(1)

Decreases on the category for the year ending “production wells, exploratory wells and oil and gas property” on December 31, 2013 includes 11 impairment Santa Cruz area II, charged in “Other operating expenses” (Note 9).

PETROBRAS ARGENTINA S.A.

18.	Discontinued operations and assets classified as held for sale

18.1. San Lorenzo refinery and other assets related to the Refining and Distribution business

On May 4, 2010 the Company’s Board of Directors approved the terms and conditions of the agreement for the sale of the San Lorenzo Refinery to Oil Combustibles S.A. (a non related entity), the loading and unloading facilities and the associated gas stations network. The price of the transaction was US$102 million, including these assets and inventories of oil and oil related products. The transaction became effective on May 2, 2011 and it is subject to approval by the Argentine Antitrust Authorities.

18.2. INNOVA

In March 2011, the Company, through its subsidiary Petrobras Energía Internacional S.A., sold to Petróleo Brasileiro S.A. its equity interest in Innova S.A., which resulted in the discontinuation of its operations in Brazil. The price of the transaction was US$ 332 million and the Company recognized income before income tax of 723, included in Income from discontinued operations (net of income tax) and the transfer of Other comprehensive income to income of 134.

The table below shows the breakdown of consolidated statements of income and the most relevant information of the consolidated cash flows for the three-months ended December 31, 2011 for the discontinued operations:

Sales	699
Cost of sales	(538)

Gross profit	161

Administrative and selling expenses	(118)
Other operating expenses, net	760

Operating income	803

Financial results
Financial income	10
Financial costs	(11)

Income (loss) before income tax	802

Income tax	(96)

Net income	706

Cash and cash equivalents at the beginning of the year	89

Net cash (used in) provided in operations	(17)

Net cash used in investing activities	(77)

Net cash provided by (used in) financing activities	4

Effect of exchange rate change on cash	1

Cash and cash equivalents at the end of the year	—

For the three-months as of March 31, 2011

PETROBRAS ARGENTINA S.A.

19.	Capital stock

As of December 31, 2013, the Company’s capital stock amounted to 2,019, fully subscribed, issued, paid-in and authorized for public trading.

Changes in capital stock in the last three fiscal years:

	2013	2012	2011
Common shares of 1 vote and face value of $1 per share	2,019	2,019	1,010

The Company’s Shareholders Meeting held on March 29, 2012 resolved to capitalize retained earnings of 1,009, through the issue of 1,009,618,410 common shares of a N/V of P$1 and entitled to one vote per share. On 4 September 2012 the CNV and the Stock Exchange of Buenos Aires authorized the issuance of such registration.

20.	Unappropriated retained earnings

	Notes	2013	2012	2011

Balances at the beginning of the year		528	6,635	6,150

Cash dividends		—	—	(183)
Capitalization	(1)	—	(1,009)	—
Legal reserve	(1)	(32)	(35)	—
Reserve for future investments	(1)	(162)	(4,781)	—
Reserve for future dividends	(1)	(361)	(900)	—
Income attributable to shareholders		779	618	668

Balances at the end of the year		752	528	6,635

(1)	The Company’s Shareholders’ Meeting held on March 29, 2012 resolved to distribute retained earnings totaling 6,725 of December 31, 2011, according to the local regulations effective as of that date.

Following the implementation of IFRS, the Company recognized a reduction in Unappropiated retained earning. The terms of the General Resolution No. 609 of the CNV are not applicable.

PETROBRAS ARGENTINA S.A.

21.	Other items of equity

21.1 Other reserves

	2013	2012	01.01.2012

Legal reserve	515	483	448
Optional reserve for future investment	4,943	4,781	—
Reserve for future dividends	1,050	689	—

	6,508	5,953	448

21.2 Other comprehensive income

	2013	2012
Effect of exchange rate change	742	295
Income tax on the effect of exchange rate fluctuation	(591)	(251)
Actuarial profits and loss	58	43
Income Tax on actuarial gains and losses	(20)	(15)

	189	72

22.	Financial loans

22.1. Global programs of non-convertible bonds

Global program of US$ 2.5 billion:

As of December 31, 2013 the following classes of bonds issued under this program remained outstanding: Class S, for a face value of US$ 300 million, maturing in May 2017, at a 5.875% annual rate. Class S bonds are collateralized by a Standby Purchase Agreement provided by Petróleo Brasileiro, pursuant to which, in the event of failure to pay principal, interest and any other amount owed by Petrobras Argentina in connection with Class S bonds, Petróleo Brasileiro shall purchase the rights of bondholders to receive payments.

The proceeds from the bonds were used to refinance liabilities, increase working capital, and make capital expenditures in Argentina and capital contributions to associates.

Bond debt is presented net of the unaccrued portion of the issuance discounts and the incurred costs for such issuances.

Global program of US$ 500 million:

The Extraordinary Shareholders of Petrobras Argentina held on March 21, 2013 approved the creation of a global program for the issuance of bonds for an outstanding maximum principal amounting to US$ 500 million or its equivalent in any other currency, expiring within 5 years, or the maximum term that may be established by any applicable regulation in the future.

The creation of the program was authorized by Resolution No. 17,162 of the CNV of 15 Augusts 2013. No notes were issued as of the date of these financial statements.

PETROBRAS ARGENTINA S.A.

22.2. Cross default clauses

Company’s outstanding bonds and other financial indebtedness include cross default provisions whereby the Trustee, as instructed by the bondholders representing at least 25% of the related outstanding capital, in the case of corporate bonds or the lender, as the case may be, may declare all the amounts owed to be due and payable if payment of any debt of ours or our significant subsidiaries is accelerated or is not made when due, provided that those amounts exceed the higher of US$25 million or 1% of Petrobras Argentina’s shareholders’ equity upon those maturities, and that the default has not been defeated or cured within the applicable legal and / or contractual terms.

As of the date of these financial statements, Petrobras Argentina has complied with all terms and conditions related to its financial indebtedness.

22.3. Composition

The breakdown of the financial debt as of December 31, 2013, 2012 and January 1, 2012, is as follows:

	2013		2012		01.01.2012
	Current	Non current	Current	Non current	Current	Non current
Financial institutions	193	81	100	89	16	38
Bonds	15	1,943	1,008	1,469	24	2,144

	208	2,024	1,108	1,558	40	2,182

Loans activity

Activity in loans and financing during 2013, 2012 and 2011 are as follows:

	Notes	2013	2012	2011

Beginning balance		2,666	2,222	3,987

Petrolera Entre Lomas S.A.’s consolidation		—	191	—
Sale of Innova	18.2	—	—	(216)
Net increase (decrease) in short term loans		96	2	(5)
Accrued interest		212	199	206
Effect of exchange rate change		727	315	208
Interest paid		(216)	(178)	(215)
Increase in long term loans		49	—	—
Long-term loans paid		(1,302)	(85)	(1,747)
Discontinued operations	18.2	—	—	4

Ending balance		2,232	2,666	2,222

PETROBRAS ARGENTINA S.A.

Short and Long-term loans

The financial loans outstanding as of December 31, 2013 are as follows:

Type	Amount	Currency	Annual interest rate
Current Liabilities
Financial institutions
	98	USD	Libo + 1,95%
	42	USD	Libo + 2,90%
	23	USD	Libo + 1,445%
	21	USD	Libo + 2,955%
	6		$15.25%
	3	USD	Libo + 3,5%

Bonds
Class S	15	USD	5,875%

	208

Non Current Liabilities
Financial institutions
	12	USD	Libo + 1.445%
	48		$15.25%
	21	USD	Libo + 3.55%

Bonds
Class S	1,943	USD	5,875%

	2,024

The maturities of the long-term financial loans as of December 31, 2013, are as follows:

Less than 1 year	208
From 1 to 2 years	55
From 2 to 3 years	26
Over 3 years	1,943

2,232

23.	Current and deferred income tax

The Company’s tax expense and deferred tax balances are as follows:

	2013			2012			2011
	Recorded in			Recorded in			Recorded in
	Statement of income	OCI (1)	Total	Statement of income	OCI (1)	Total	Statement of income	OCI (1)	Total

Income tax for the year
Current	(703)	330	(373)	(579)	121	(458)	(238)	71	(167)
Deferred	151	(345)	(194)	87	(124)	(37)	223	(77)	146

Total income tax	(552)	(15)	(567)	(492)	(3)	(495)	(15)	(6)	(21)

(1)

It relates to the tax effect of exchange differences resulting from: (i) revaluation of net investments in foreign operations (with effect on deferred tax), and (ii) revaluation of indebtedness denominated in foreign currency designated as hedge for that investment (with effect on current tax).

PETROBRAS ARGENTINA S.A.

Deferred tax assets		Notes	Carryforward tax losses	Reserves and provisions	Pension plan obligations	Equity interest in affiliates	Property, plant and equipment	Other Credits	Other	Valuation allowance	Total assets

	12/31/2010		67	70	48	42	—	123	73	(232)	191

Recorder in
Statement of income			(56)	86	21	(14)	—	12	(6)	83	126
Equity			—	—	(7)	—	—	—	—	—	(7)
Sale of Innova		18.2	—	—	—	—	—	(3)	—	—	(3)

	12/31/2011		11	156	62	28	—	132	67	(149)	307

Recorder in
Statement of income			(9)	(54)	21	(25)	(2)	19	23	(13)	(40)
Equity			—	—	3	—	—	—	2	—	5
Acquisition of PELSA		13.5	—	3	10	—	5	—	—	—	18

	12/31/2012		2	105	96	3	3	151	92	(162)	290

Recorder in
Statement of income			121	(56)	32	6	3	49	(25)	(130)	—
Equity			—	—	(5)	—	—	—	—	(44)	(49)

	12/31/2013		123	49	123	9	6	200	67	(336)	241

Deferred tax liabilities			Property, plant and equipment and other assets	Loans	Prepaid expenses	Equity interest in affiliates	Other	Total liabilities

	12/31/2010		(226)	(12)	(5)	(336)	(14)	(593)

Recorder in
Statement of income			(1)	—	1	128	(31)	97
Equity			—	—	—	(70)	—	(70)
Sale of Innova		18.2	—	12	—	—	—	12

	12/31/2011		(227)	—	(4)	(278)	(45)	(554)

Recorder in
Statement of income			119	—	2	36	(30)	127
Equity			—	—	—	(121)	(8)	(129)
Acquisition of PELSA		13.5	(14)	—	—	—	(74)	(88)

	12/31/2012		(122)	—	(2)	(363)	(157)	(644)

Recorder in
Statement of income			151	—	1	194	(195)	151
Equity			—	—	—	(340)	44	(296)

	12/31/2013		29	—	(1)	(509)	(308)	(789)

			Deferred tax assets	Deferred tax liabilities	Total

	12/31/2010		191	(593)	(402)

Recorder in
Statement of income			126	97	223
Equity			(7)	(70)	(77)
Sale of Innova		18.2	(3)	12	9

	12/31/2011		307	(554)	(247)

Recorder in
Statement of income			(40)	127	87
Equity			5	(129)	(124)
Acquisition of PELSA		13.5	18	(88)	(70)

	12/31/2012		290	(644)	(354)

Recorder in
Statement of income			—	151	151
Equity			(49)	(296)	(345)

	12/31/2013		241	(789)	(548)

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

The reconciliation of the income tax expense in the statements of income and the one that would result from the application of the prevailing income tax rate of the 35% to the income before taxes and the non-controlling interest is as follow:

	2013	2012	2011

Income before income tax	1,404	1,165	(14)
Blended income tax rate	35%	35%	35%

Income for the period at statutory tax rate	(491)	(408)	5
Permanent differences at income tax rate
- Share of profit of equity accounted investees	8	16	20
- Sales of foreing equity interest	121	—	—
- Permanent differences in foreign subsidiaries	6	(1)	(13)
- Cash dividends and other investments items	20	1	11
- Other	(86)	(96)	(105)

Subtotal	(422)	(488)	(82)
- Foreign income tax	—	—	32
- Net movement in the valuation allowance	(130)	(4)	35

	(552)	(492)	(15)

PETROBRAS ARGENTINA S.A.

Carryforward tax losses may be used through the dates indicated below:

Use up to	2013	2012	2011
2015	2	2	11
2016 onwards	118	—	—

	120	2	11

Income tax assets and liabilities	2013	2012
Included in current other receivables	226	24
Included in taxes payable	86	136

24.	Social benefits and other payroll benefits

		2013		2012		01.01.2012
	Notes	Current	Non Current	Current	Non Current	Current	Non Current
Defined contribution plan (1)	24.1	4	—	4	—	3	—
Defined benefit plan	24.2	—	235	—	210	—	154
Other employment benefits	24.3	—	101	—	59	—	41

		4	336	4	269	3	195

(1)	Included en Current Provisions.

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

In the years ended December 31, 2013, 2012 and 2011, Petrobras Argentina expensed of 17, 15 and 12, respectively, attributable to such benefit.

PETROBRAS ARGENTINA S.A.

24.2. Defined benefit plan

Indemnity plan

This is a defined benefit plan for employees who fulfill certain conditions, and consists of granting, upon retirement, a one-month salary per year of service at the Company, with a minimum of six salaries, in conformity with a decreasing scale considering the years that the plan is in effect.

Compensatory fund

This is a defined benefit plan for employees of Petrobras Argentina who take part in the defined contribution plan effective at the time that joined the Company prior to May 31, 1995, and have reached a certain number of years of service. The benefit is based on the last computable salary and years of service of each employee included in the plan.

The plan is of a supplemental nature, so that the benefit received by the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the Supplementary Pension Plan and the public retirement system, in order to that the aggregate benefit to each employee equals the one stipulated in this plan.

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

PETROBRAS ARGENTINA S.A.

During 2013, 2012 and 2011 the most relevant actuarial information on the defined-benefits pension plans are as follows:

	2013		2012		2011
	Fair value of obligation	Fair value of assets	Fair value of obligation	Fair value of assets	Fair value of obligation	Fair value of assets

At the beginning of the year	259	49	181	27	180	33

Acquisition of PELSA	—	—	35	23	—	—

Items classified in profit or loss
Service cost	7	—	5	—	3	—
Net Interest cost	78	15	45	8	32	4
Plan Amendment	6	—	—	—	—	—

Benefits paid	(14)	(11)	(7)	(7)	(8)	(8)
Contributions paid	—	10	—	2	—	—

Items classified in other comprehensive income
Actuarial gains from experiencie adjustments	(38)	—	—	(4)	(26)	(2)

At the end of the year (1)	298	63	259	49	181	27

Unfunded status at the end of the year		235		210		154

(1)	As of December 31, 2013, 2012 and January 1, 2012, the benefit obligation includes 172, 165 and 136 of Compensatory Fund and 63, 51 and 45 of Indemnity Plan, respectively.

Principal assumptions and sensitivity analysis

		Impact on defined benefit obligation
	Used	Change	Increase	Decrease
Discount rate	4%	1%	(10.53%)	12.77%
Future salary increases	2%	1%	7%	(5.30%)

The sensitivity analyses is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. Therefore, the presented analysis may not be representative of the actual change in the defined benefit obligation.

Benefit obligation are expected to be paid as follows:
2015	16
2016	18
2017	18
2018	20
2019-2023	117

24.3. Other employment benefit obligations

Company employees falling within the scope of certain collective bargaining agreements and meeting the relevant requirements are eligible to receive a certain number of salary pays, when they leave the Company upon retirement or disability.

PETROBRAS ARGENTINA S.A.

During 2013, 2012 and 2011 the most relevant actuarial information on the defined-benefits as follows:

	2013	2012	2011
Benefit obligation at the beginning of the year	59	41	22

Items classified in profit or loss
Service cost	5	3	2
Net Interest cost	17	10	9
Benefits paid	(2)	(6)	—

Items classified en other comprehensive income
Actuarial gains from experiencie adjustments	22	11	8

Benefit obligation at the end of the year	101	59	41

Principal assumptions and sensitivity analysis

		Impact on defined benefit obligation
	Used	Change	Increase	Decrease
Discount rate	4%	1%	(10.89%)	12.97%

Future salary increases	2%	1%	13.34%	(11.17%)

The sensitivity analyses is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. Therefore, the presented analysis may not be representative of the actual change in the defined benefit obligation.

Benefit obligation are expected to be paid as follows:
2015	3
2016	5
2017	6
2018	3
2019-2023	35

24.4. Pension plan financing – Optimum Petrobras Trust Fund

The Company, in its capacity as trustor, entered into a trust agreement with BNP Paribas Argentina Investment Partners S.A., in its capacity as trustee, which trust assets consist of shares of the Company (Note 2.6.5). As of December 31, 2013 the trust assets consist of 5,808,428 shares of the Company.

The sole purpose of the trust is to make periodical contributions of shares and/or cash resulting from the sale of the shares in order for the Company to comply with the funding obligations under the Compensatory Fund (Note 24.2) and the Supplementary Pension Plan (Note 24.1).

PETROBRAS ARGENTINA S.A.

25.	Provisions

		2013		2012		01.01.2012
	Notes	Current	Non current	Current	Non current	Current	Non current

Related companies	26.2	115	288	137	283	114	273
Reserve for enviromental remadiation	(1)	112	43	259	44	124	200
Joint ventures		43	—	—	5	161	50
Asset retirement obligation	27.2	12	1,401	77	939	—	702
Contingences	(2)	1	318	1	259	10	253
Other liabilities	(3)	102	174	169	51	107	75

		385	2,224	643	1,581	516	1,553

(1)

Activity in 2013, 2012 and 2011 fiscal years includes (148), (21) and (37) attributable to payments net of new charges. Fiscal year 2013 and 2011 includes 27 y 260 shown under Other operating income (expense) (Note 9).

(2)

Activity in 2013, 2012 and 2011 fiscal years includes 103, 30 and 112 shown under Other operating income (expense) (Note 9) and (44), (33) and (11) attributable to disbursements for the year. Fiscal year 2011 includes 28 shown under Financial results.

(3)

The balance of liabilities for employee benefits that was included in Miscellaneous on December 31, 2012 and January 1, 2012 for 23 and 14 was reclassified to the Employee Benefits as described in Note 2.2.1.

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

PETROBRAS ARGENTINA S.A.

The agreed price further includes a contingent consideration in favor of the Company to reflect the value of the “Prospectus Kinteroni” in market conditions or, alternatively, non-participation of the buyer and their respective compensation. Such compensation defined by the parties is a consequence of the discovery of gas and condensate in the prospectus Kinteroni of Block 57 in January 2008. The Company continues to negotiate with the buyer in order to agree on the amount.

In March 2011, the Company, through its subsidiary Petrobras Energía Internacional S.A., sold its equity interest in Innova S.A. (Note 18.2) to Petróleo Brasileiro S.A. for US$ 332 million.

Financial transactions

In 2005, the Company entered into a US$ 200 million loan agreement with PIB BV (lender). The loan has a 10-year term and bears interest at a rate of 7.22% per annum, plus taxes and can be paid off at any time without penalty. This loan was prepaid in April 2011.

In February 2008, the Company approved the placement of short-term financial surplus in PIB BV, up to the amount of US$300 million, at a monthly payable nominal annual interest rate equivalent to 30-day Libor plus 0.15%, due July 2008, with a prepayment clause available to the Company. In December 2008, the outstanding loan balance was replaced by means of two new loans totaling US$120 million: a US$107 million loan to PIB BV from Petrobras Argentina and a US$13 million loan to PIB BV from Petrobras Holding Austria GMBH, a subsidiary of Petrobras Argentina, both becoming due in December 2009, with a prepayment clause available to the Company. As regards these two loans, US$30 million were paid before maturity and US$90 million were paid at maturity

Financial guarantees

In 2007, Petrobras Argentina issued US$300 million Class S corporate bonds, collateralized by a Standby Purchase Agreement provided by Petróleo Brasileiro (Note 22).

In December 2009, the Company took two loans in the aggregate amount of US$150 million, guaranteed by Petróleo Brasileiro: one loan granted by Banco Itaú Europa, in the amount of US$100 million, collateralized be repaid in 7 semiannual installments with final payment date in December 2013, and another loan granted by HSBC Bank USA in the amount of US$50 million, due June 2012. These loans were paid off early during 2011.

Commercial transactions

The Company carries out in the ordinary course of business, the Company makes purchase and sale of crude oil and oil related products with PELSA, Refinor and EG3 Red, and operations of transportation of oil and gas with Oldelval and TGS. In addition, the Company makes crude oil and oil related products import and export transactions with subsidiaries of Petróleo Brasileiro, particularly with Brasken S.A. and Petrobras Global Trading BV.

PETROBRAS ARGENTINA S.A.

26.2. Balances and transactions with related companies

Outstanding balances with related parties as of December 31, 2013, 2012 and January 1, 2012 are as follows:

		2013
		Current				Non-current
Company	Notes	Trade Receivables	Other Receivables	Accounts Payable	Provisions	Other Investments	Provisions
Associates
Oleoducto de Crudos Pesados Ltd. (Note 5.4)		—	—	—	92	127	288
Refinería del Norte S.A.		4	13	7	—	—	—
Other		6	109	6	7	1	—

		10	122	13	99	128	288

Entities under joint control
TGS		21	8	12	—	—	—

		21	8	12	—	—	—

Petróleo Brasileiro Group companies
Braskem S.A.		—	—	60	—	—	—
Petrobras Chile Ltda.		—	5	—	—	—	—
PIB BV		—	237	—	—	—	—
Petrobras Venezuela Inversiones y Servicios S.A.		—	—	—	16	—	—
Innova S.A.	18.2	—	—	—	—	—	—
Petrobras Global Trading B.V.		1	—	1	—	—	—
Petróleo Brasileiro		1	3	144	—	—	—
Petróleo Colombia Combustibles S.A.		—	—	—	—	—	—
Other		10	34	9	—	—	—

		12	279	214	16	—	—

Total		43	409	239	115	128	288

		2012
		Current				Non-current
Company	Notes	Trade Receivables	Other Receivables	Accounts Payable	Provisions	Other Investments	Provisions
Associates
Oleoducto de Crudos Pesados Ltd. (Note 5.4)		—	—	—	97	97	283
Refinería del Norte S.A.		9	14	22	—	—	—
Other		1	8	10	9	1	—

		10	22	32	106	98	283

Entities under joint control
TGS		49	6	39	—	—	—

		49	6	39	—	—	—

Petróleo Brasileiro Group companies
Braskem S.A.		—	—	16	—	—	—
Petrobras Chile Ltda.		—	4	—	—	—	—
PIB BV		—	152	—	—	—	—
Petrobras Venezuela Inversiones y Servicios S.A.		—	—	—	31	—	—
Innova S.A.	18.2	6	—	—	—	—	—
Petrobras Global Trading B.V.		27	—	—	—	—	—
Petróleo Brasileiro		—	425	85	—	—	—
Petróleo Colombia Combustibles S.A.		—	11	—	—	—	—
Other		—	43	—	—	—	—

		33	635	101	31	—	—

Total		92	663	172	137	98	283

PETROBRAS ARGENTINA S.A.

		01.01.2012
		Current					Non-current
Company	Notes	Cash and cash equivalents	Trade Receivables	Other Receivables	Accounts Payable	Provisions	Other Investments	Other Receivables	Accounts Payable	Provisions
Associates
Oleoducto de Crudos Pesados Ltd.		—	—	—	—	83	141	—	—	273
PELSA		—	—	—	19	—	—	—	38	—
Refinería del Norte S.A.		—	2	17	18	—	—	—	—	—
Other		—	12	29	2	5	7	—	—	—

		—	14	46	39	88	148		38	273

Entities under joint control
TGS		—	45	—	30	—	—	—	—	—

		—	45	—	30	—	—		—	—

Petróleo Brasileiro Group companies
Braskem S.A.		—	—	—	61	—	—	—	—	—
Petrobras Chile Ltda.		—	—	2	—	—	—	—	—	—
PIB BV		387	—	133	—	—	—	—	—	—
Petrobras International Finance Co.		—	2	—	—	—	—	—	—	—
Petrobras Venezuela Inversiones y Servicios S.A.		—	—	—	—	23	—		—	—
Innova S.A.	18.2	—	20	—	—	3	—		—	—
Petróleo Brasileiro		—	1	35	91	—	—	450	—	—

		387	23	170	152	26	—	450	—	—

Total		387	82	216	221	114	148	450	38	273

The main transactions with related companies for the years ended December 31, 2013, 2012 and 2011 are as follows:

		2013		2012		2011
Company	Notes	Purchases	Sales	Purchases	Sales	Purchases	Sales
Associates
Oleoductos del Valle S.A.		46	3	37	3	31	3
PELSA		—	—	5	2	148	4
Refinería del Norte S.A.		86	42	124	35	108	43
		132	45	166	40	287	50

Entities under joint control
TGS		68	202	82	91	109	50

		68	202	82	91	109	50

Petróleo Brasileiro Group companies
Braskem S.A.		471	—	646	—	1,114	—
Petrobras International Finance Co.		—	—	—	—	128	5
Petróleo Brasileiro		122	17	66	28	150	157
Compañía Mega S.A.		—	7	—	7	—	36
PIB BV		—	—	80	—	—	—
Petrobras Paraguay Operaciones y Logistica S.R.L.		—	47	—	46	—	28
Petrobras Global Trading BV		41	—	192	27	—	—
Innova S.A.	18.2	—	173	1	151	8	133
Petrobras Chile Distribución Limitada		—	27	—	—	—	—
Other		3	—	3	10	—	19

		637	271	988	269	1,400	378

Total		837	518	1,236	400	1,796	478

During 2013, 2012 and 2011, the Company paid to its directors and executive officers salaries for approximately 18, 17 and 15, and no significant payments of other benefits were made. The members of the Board of Directors and executive officers do not receive any share based payments or compensation.

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

The Company’s branch in Bolivia performs at its own risk and for its own account, in the name and on behalf of YPFB exploration and production activities within the Colpa Caranda area. Pursuant to the agreement, YPFB owns the hydrocarbons, pays royalties and direct tax on hydrocarbons, which in the aggregate amount to 50% of the production valued on the basis of sales prices, and applies the 80% of the surplus amount to pay, in the first place, the costs and depreciations associated to the development and operation of Petrobras Argentina’s branch, being the rest shared between YPFB and the branch on the basis of an index calculated based on production volumes, depreciation rate, prices and taxes paid, among other items.

27.2. Asset retirement obligations

In accordance with the regulations applicable in the countries where the Company performs oil and gas exploration and production activities. The Company must incur costs associated with well plugging and abandonment. The Company and the joint operations have not pledged any assets for the purpose of settling such obligations.

The following table summarizes the activity in asset retirement obligations for the years ended December 31, 2013, 2012 and 2011.

	2013	2012	2011
Beginning balance	1,016	702	450
Acquisition of PELSA	—	52	—
Accretion	46	36	29
Additions	61	10	29
Estimated cash flow changes	377	209	206
Decreases	(124)	—	—
Foreign currency translation / other	37	7	(12)

Ending balance	1,413	1,016	702

27.3. Exploratory well costs

The following table provides the year end balances and activity for exploratory well costs, during the years ended on December 31, 2013, 2012 and 2011:

	Notes	2013	2012	2011
Beginning balance		116	174	216
Traslation effect		5	21	—
Acquisition of PELSA		—	43	—
Additions		319	65	305
Transferred to development		(115)	(19)	(53)
Charged to expenses	8	(27)	(168)	(294)

Ending balance		298	116	174

Number of wells at year end		23	17	18

PETROBRAS ARGENTINA S.A.

27.4. Oil and gas areas and participation in joint-operations

At December 31, 2013, the Company and associates are part of the joint operations and consortia for the exploration and production of oil and gas as indicated below:

27.4.1 Company’s joint operations

			WORKING INTEREST
NAME		LOCATION	DIRECT	INDIRECT	OPERATOR	EXPIRATION
PRODUCTION
Argentina
25 de Mayo—Medanito S.E.		La Pampa and Río Negro	100.00%	—	Petrobras Argentina	2016
Jagüel de los Machos		La Pampa and Río Negro	100.00%	—	Petrobras Argentina	2015
Puesto Hernández	(1)	Mendoza y Neuquén	38.45%	—	Petrobras Argentina	2016
Bajada del Palo		Neuquén	3.85%	43.07%	PELSA	2025
Santa Cruz II		Santa Cruz	100.00%	—	Petrobras Argentina	2017 / 2028
Río Neuquén		Neuquén and Río Negro	100.00%	—	Petrobras Argentina	2017 / 2027
Entre Lomas		Neuquén and Río Negro	3.85%	43.07%	PELSA	2016 / 2026
Aguada de la Arena		Neuquén	80.00%	—	Petrobras Argentina	2036
Santa Cruz I		Santa Cruz	71.00%	—	Petrobras Argentina	2017 / 2035
Sierra Chata		Neuquén	19.89%	25.67%	Petrobras Argentina	2023
El Mangrullo		Neuquén	100.00%	—	Petrobras Argentina	2025
Atuel Norte		Mendoza	33.33%	—	Tecpetrol	2015
La Tapera—Puesto Quiroga		Chubut	35.67%	—	Tecpetrol	2027
El Tordillo		Chubut	35.67%	—	Tecpetrol	2027
Aguaragüe		Salta	15.00%	—	Tecpetrol	2023 / 2027
Estancia Agua Fresca		Santa Cruz	50.00%	—	Petrobras Argentina	2034
Gobernador Ayala		Mendoza	22.51%	—	Petro Andina Resources Ltd	2036
Puesto Oliverio		Santa Cruz	50.00%	—	Petrobras Argentina	2037
Charco del Palenque		Río Negro	3.85%	43.07%	PELSA	2038

Foreign
Colpa—Caranda		Bolivia	100.00%	—	Petrobras Argentina	2029

EXPLORATION
Argentina
Agua Amarga		Río Negro	3.85%	43.07%	PELSA	2016
Glencross		Santa Cruz	87.00%	—	Petrobras Argentina	2033
Cerrito Oeste		Santa Cruz	50.00%	—	Petrobras Argentina	2,037.00
El Campamento		Santa Cruz	50.00%	—	Petrobras Argentina	2,037.00
Cerro Hamaca Norte	(3)	Mendoza	39.64%	—	Petro Andina Resources Ltd	—
Parva Negra	(3)	Neuquén	47.63%	52.37%	Petrobras Argentina	—
Estancia Chiripá		Santa Cruz	87.00%	—	Petrobras Argentina	2033
Enarsa 1 (E1)		Plataforma Continental Argentina	25.00%	—	YPF	2020
Enarsa 3 (E3)		Plataforma Continental Argentina	35.00%	—	Petrobras Argentina	2020
Chirete		Salta	100.00%	—	Petrobras Argentina	2014
Río Atuel		Mendoza	33.33%	—	Tecpetrol	2015
Borde del Limay		Neuquén	85.00%	—	Petrobras Argentina	2015
Los Vértices		Neuquén	85.00%	—	Petrobras Argentina	2015
Veta Escondida y Rincón de Aranda		Neuquén	55.00%	—	Petrobras Argentina	2027

(1)	See Note 31.
(2)	The Company signed an agreement with Petrolera Pampa SA to make additional investments in well drilling, which would entitle the latter to provide 43% of the proceeds thereof.
(3)	The granting of the concession is in progress and the term will be 25 years from such granting.

PETROBRAS ARGENTINA S.A.

27.4.2 Associate’s joint operations

		WORKING INTEREST
NAME	LOCATION	DIRECT	INDIRECT	OPERATOR	DURATION THROUGH
PRODUCTION
Foreign
Oritupano—Leona	Venezuela	—	22.00%	PDVSA	2025
Acema	Venezuela	—	34.49%	PDVSA	2025
La Concepción	Venezuela	—	36.00%	PDVSA	2025
Mata	Venezuela	—	34.49%	PDVSA	2025

27.5. Production concession in the Veta Escondida area

On April 4, 2012 by the sanction of the Provincial Decree No. 563/12, Petrobras Argentina was notified of a decision of the government of the Province of Neuquén to terminate the production concession in the Veta Escondida area. The Company has sought judicial relief alleging that it has complied with all requirements under the concession and that it did not commit any breach which would support the decision adopted by the Government of Neuquén.

On December 19, 2013, Petrobras Argentina (as operator) and Total Austral, having an interest of 55% and 45% in the Veta Escondida exploitation concession, respectively, reached an out-of-court agreement with the Province of Neuquén and GyP to settle the dispute arising from the enactment of Provincial Decree No. 563/12, which declared the expiration of the concessionaires’ rights under this exploitation concession, and led Petrobras Argentina to bring a complaint against the Province of Neuquén.

The issuance of a Provincial Executive Branch Decree approving this agreement is pending.

27.6. Investment commitments

In Argentina, pursuant to its participation in the consortia that are responsible for the exploration of oil fields Rio Colorado, Rio Atuel, Limay and Chirete, at December 31, 2013 the Company has investment commitments of approximately US$ 8 million, which includes the drilling of exploratory wells.

27.7. Relevant information

Relevant information on assets, liabilities and results related to the Company’s interests in joint operations as of December 31, 2013, 2012 and January 1, 2012, includes the following:

PETROBRAS ARGENTINA S.A.

	2013	2012	01.01.2012
Assets and liabilities
Current assets	467	362	139
Non-current assets	3,255	2,762	1,563

Total assets	3,722	3,124	1,702

Current liabilities	1,011	737	322
Non-current liabilities	609	476	190

Total liabilities	1,620	1,213	512

Statements of income

For the years ended December 31, 2013, 2012 and 2011

	2013	2012	2011
Sales	3,413	2,721	1,814
Cost of sales	(2,884)	(1,960)	(1,383)

Gross profit	529	761	431
Administrative and selling expenses	(97)	(67)	(41)
Exploration expenses	(43)	(148)	(41)
Other operating expenses, net	(24)	(28)	(31)
Financial results	(210)	(87)	(43)

Net income before tax	155	431	275

28.	Operations in Ecuador

As from 2006 the Ecuadorian Government introduced major tax and regulatory reforms in the hydrocarbon sector which resulted in significant changes to the terms and conditions set forth at the time of execution of the Participation Agreements.

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

PETROBRAS ARGENTINA S.A.

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

In the absence of further action by the Ecuadorian government, on December 9, 2011, Petrobras Argentina served a notice on the Ecuadorian government (Trigger Letter) informing it of the existence of a dispute under the terms of the Treaty for the Promotion and Reciprocal Protection of Investments previously entered into between Argentina and Ecuador. Under the Treaty, this implies the opening of a negotiation period prior to a possible arbitration to seek enforcement of the provisions of the Amendatory Agreements.

On June 21, 2013, not having reached an agreement with the Ecuadorian government, EcuadorTLC SA, Cayman International Exploration Company and Teikoku Oil Ecuador, members of the joint operation, submitted to the Ecuadorian Government a letter of notification of a dispute under the terms of the Amendatory Agreements, stating their decision to submit the dispute to international arbitration under the arbitration Rules of the United Nations Commission on International Trade Law.

At December 31, 2013 the Company has recorded 347 to be recovered from the Ecuadorian State in accordance with the provisions of the Amendatory Agreements, disclosed in Other current receivables (Note 15). This amount does not include the interest calculation for update, as the Company believes that it is not possible to determine with certainty the interest rate to be applied.

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

While the Amended Agreements remained in force, transportation capacity costs invoiced by OCP were charged to expenses on a monthly basis. Costs related to the crude oil volume actually transported were charged to the “Administrative and selling expenses” line, while the portion related to the unused committed transportation capacity, was shown under “Other operating expenses, net” line (Note 9).

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

As of December 31, 2013 and 2012, related current and non current liabilities relating to the outstanding “ship or pay” contract amount to 92 and 288 respectively (Note 26.2). Assumptions used to calculate the provisions estimate mainly include the applicable rate charged by OCP and carrying capacity used by others. The discount rates used for measurement consider the nature of the liability, the business segment and country where the operations are conducted.

PETROBRAS ARGENTINA S.A.

As in order to secure compliance with its financial commitments related to the “Ship or Pay” transportation agreement entered into with OCP and those related to OCP commercial obligations, the Company issued letters of credit. These letters of credit, due December 2018, will be released in the same proportion as the above commitments are settled. As of December 31, 2013, the Company issued letters of credit for a total amount of approximately US$74 million. As the letters of credit expire, the Company will be required to renew or replace them to avoid the upfront payment in cash of the outstanding amount committed.

Investment in OCP

OCP holds interpretative divergences with the Ecuadorian tax authorities. During the year 2013 several inconsistent court rulings were issued. As of the date of these financial statements, OCP´s management is analyzing the administrative or judicial remedies available. The Company’s management estimates that the outcome of these differences with the Ecuadorian tax authorities will not have a significant adverse effect on the financial position of the Company.

29.	Contributions to finance additions to infrastructure in the energy sector in Argentina

29.1. FONINVEMEM, 2008/2011 Agreement and Secretary of Energy Resolution No.95/2013 :

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

The 24 January 2012 by Secretary of Energy Resolution No.495/12 suspended the greater recognition of operation and maintenance costs and higher prices of power affecting the remuneration paid to generators.

The March 26, 2013, the Secretary of Energy issued Resolution No. 95 which involved the change in the compensation of Generators, Cogeneration and Self-Generators MEM except the Generators Plus, the Binational Hydroelectric Generation and Nuclear Generation among others. Its main changes is the modification being paid Included Generators, for the case of Petrobras comprising the Combined Cycle and Hydroelectric Genelba Pichi Picún Leufú. The new resolution established that the generators had the option of joining or not the conditions. The May 31, 2013, the company adhered to the new rules being the above mentioned central framed under the new resolution.

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

PETROBRAS ARGENTINA S.A.

For the purposes of the purchase of equipment and the construction, operation and maintenance of the power plants, two trusts funds were created. The procurement of the equipment, construction, operation and maintenance of each power plant will be undertaken by Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., which will enter into a ten-year electricity supply agreement with CAMMESA for the 80% of the energy output, at a price that will allow to cover all costs. Also the contract provides the reimbursements of the FONINVEMEM and the repayment of the debt used to finance the initial investment. The 20% of the electricity output is sold in the spot market. Upon expiration of the supply agreement, the ownership of the assets held in trust will be transferred to the power generation companies proportionally to their contributions to finance the capital expenditure.

End of December 31, 2009, the gas turbines of both power plants were operating in open cycle mode and started to operate in combined cycle as from the first quarter of 2010.

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

2008/2011 Agreement

On November 25, 2010, the Secretary of Energy and MEM Generators signed the 2008/2011 Agreement which will be implemented through new generation projects that have to be submitted by Generators to the Secretary of Energy for selection and subsequent approval.

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

Secretary of Energy Resolution No. 95/2013 :

In March 2013 , the Secretary of Energy issued Resolution No. 95/2013 which involved the modification of the remuneration scheme of Generators, Cogeneration and Self-Generators MEM except the Generators Plus , the Binational Hydroelectric Power Generation and Nuclear Generation among others.

The main changes apply to generators that have joined this new scheme are:

a) Changes in the remuneration of generating agents by scale and technology . Fixed costs and non-fuel variables as well as additional remuneration are paid (the latter two items will be paid based on the generation of each machine) . Part of the additional compensation will go to a trust fund works the electricity sector.

b ) Temporary Suspension of contracts between private , both electrical energy and fuels and associated inputs, which will be administered by CAMMESA

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

30.	Contractual commitments, warranty bonds, sureties and guarantees granted

The warranty bonds, securities and guarantees as of December 31, 2013, 2012 and January 1, 2012, which are not disclosed in other notes, amount to 120, 45 and 18, respectively.

Additionally, in certain business operations in which the Company and the counterparty act as customers and suppliers, both sides issued guarantees for such operations by equivalent values, which at 31 December 2013 amount to 241.

In addition, as of December 31, 2013, the Company had the following contractual commitments:

		Total (units)	Total (Millions of Pesos)	Until
Purchase Commitments

Long–term service agreement	(2)	—	2,054	2031
Petroleum services and materials	(2)	—	5,151	2018
Transportation capacity (in Mdam3)	(1)	4,804	1,541	2032
Gas purchase agreement for Genelba (in Mdam3)		685	193	2019
Gasolinas (in MMm3)		6	11,681	2026

Sales commitments
Natural gas (in MMm3)		4,572	1,395	2019
Electric power (in thousands of MWh)		5,497	5,433	2022
LPG (in thousands of tons)		215	1,803	2021
Oil		—	—	2014
Gasolinas (in millions of cubic meters)		3	7,226	2026

(1)	Estimated price of $0.32 per MMm3.
(2)

Prices are generally determined by formulas based on future market prices. Estimated prices used to calculate the monetary equivalent of these purchase commitments for purposes of the table are based on current market prices as of December 31, 2013 and may not reflect actual future prices. Accordingly, the peso amounts provided in this table with respect to these commitments are provided for illustrative purpose only.

31.	Subsequent events

a)	Sale of Puesto Hernández Joint Operation agreement

On January 31, 2014 the Board of Directors approved the sale to YPF S.A. of the entire interest in the Puesto Hernández Joint Operation (UTE) agreement, for a total price of USD 40.7 millions and recognized income before income tax of 181. This transaction represents for the Company an early termination of the Joint Operation (UTE) agreement, entered into with YPF S.A. in 1991.

b)	Shareholders’ Meeting of Petrobras Argentina S.A.

On March 27, 2014, the Shareholders of Petrobras Argentina in their General Regular meeting: (a) approved (i) in accordance with legal requirements, an increase of Ps. 714 million in the reserve for future investments and the transfer to the legal reserve of Ps. 38 million based on our results in 2013, (ii) a net decrease of Ps. 225 million in the reserve for future investments (consisting of an increase in the amount of Ps. 2,299 million and a decrease in the amount of Ps. 2,524 million), and an increase of Ps. 225 million in the reserve for future dividends; and (b) delegated with the Board of Directors the determination of the actual the dividend distribution date and amount. As a result of the foregoing, as of the date of this Annual Report, the reserve for future dividends amounts to Ps. 1,275 million and the reserve for future investments amounts to Ps. 5,432 million.

PETROBRAS ARGENTINA S.A.

c)	New Area for the Exploration of Non Conventionals

The joint operation (UTE) agreement for the exploration and potential exploitation of the area Parva Negra Este, was approved by the Executive Branch of the province of Neuquén through Decree No. 575/14, published on April 4, 2014. The Company has the commitment to drill four onshore wells in the next two years, with a guaranteed amount of USD 27 million for the first year.

32.	Expenses classified by nature for the years ended December 31, 2013, 2012 and 2011

(Stated in millions of Argentine pesos)

	2011	2012	2013
Accounts	Total	Total	Total	Costs	Administrative and selling expenses	Exploration expenses
Salaries and wages	854	1,069	1,269	604	665	—
Other benefits to personnel	219	199	292	132	160	—
Taxes, charges and contributions	192	260	365	25	340	—
Fees and professional advisory	82	86	104	4	100	—
Depreciation of property, plant and equipment	1,205	1,738	2,194	2,131	63	—
Oil and gas royalties	578	823	1,128	1,128	—	—
Spare parts and repairs	398	536	640	580	60	—
Geological and geophysical expenses	97	44	55	—	—	55
Abandoned and non-productive well write-downs	294	168	27	—	—	27
Transportation and freights	397	438	522	179	343	—
Procurement of works and services	1,065	1,518	1,945	1,812	133	—
Fuel, gas, energy and other	54	91	129	119	10	—
Other operating costs and consumptions	98	177	207	150	57	—
Expense reimbursements	(164)	(185)	(200)	(66)	(134)	—

Total 2013			8,677	6,798	1,797	82

Total 2012		6,962		5,320	1,430	212

Total 2011	5,369			3,756	1,222	391

PETROBRAS ARGENTINA S.A.

GLOSSARY:

AFIP	Administración Federal de Ingresos Públicos (Argentine Federal Public Revenues Administration)

ADS	American Depositary Shares

BCBA	Buenos Aires Stock Exchange

BOE	Barrel Oil Equivalent

BOL	Bolivares

BOPS	Bi-oriented polystyrene

CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.

CGN	Compressed Natural Gas

CIESA	Compañía de Inversiones de Energía S.A.

CNDC	Comisión Nacional de Defensa de la Competencia (Argentine Anti-Trust Authorities)

CNV	Comisión Nacional de Valores (Argentine Securities Comisión)

CPCECABA	Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (Professional Council in Economic Sciences of the City of Buenos Aires)

Distrilec	Distrilec Inversora S.A.

Edesur	Empresa Distribuidora Sur S.A. (Edesur S.A.)

EEUU	Estados Unidos de Norteamérica (United States of America)

ENARGAS	Ente Nacional Regulador del Gas (Argentine Gas Regulatory Agency)

ENARSA	Energía Argentina S.A.

ENRE	Ente Nacional Regulador de la Electricidad (Federal Power Regulation Authority)

EPCA	Enron Pipeline Company Argentina S.A.

EU	Euros

FACPCE	Federación Argentina de Consejos Profesionales de Ciencias Económicas (Argentine Federation of Professional Councils in Economic Sciences)

FONINVEMEM	Fondo para las Inversiones Necesarias que permitan Incrementar la Oferta de Energía Eléctrica (Fund for the Investments Required to Increase the Electric Power Supply in the Electric Wholesale Market)

GWh	Giga Watts hour

GyP	Gas y Petróleo del Neuquén

HES	Quality, Safety, Environmental and Health policies and guidelines

IASB	International Accounting Standards Board

IFO	Intermediate Fuel Oil

IFRS	International Financial Reporting Standards

IPACE	Argentine Professional Institute for Quality and Excellence

LNG	Liquid Natural Gas

LPG	Liquefied Petroleum Gas

LSC	Ley de Sociedades Comerciales (Business Associations Law)

PETROBRAS ARGENTINA S.A.

Mbbl	Thousands of barrels

MEM	Mercado Eléctrico Mayorista (Wholesale Electricity Market)

MEP	Ministerio de Energía y Petróleo de Venezuela (Venezuelan Energy and Oil Ministry)

MMcf	Millions of cubit meters

Mcf	Millions of cubit foot

MOA	Memorandum of Agreement

MPFIPyS	Ministerio de Planificación Federal, Inversión Pública y Servicios (Federal Planning, Public Investment and Services Ministry)

MW	Mega Watts

MWh	Mega Watts Hour

m3	Cubit Meters

NRV	Net Realizable Value

NYSE	New York Stock Exchange

OCI	Other Comprehensive Income

OCP	Oleoducto de Crudos Pesados Ltd.

OHSAS	Occupational Health and Safety Assessment Series

ONG	Nongovernmental Organization

OPEC	Organization of the Petroleum Exporting Countries

PDVSA	Petróleos de Venezuela S.A.

PEDASA	Petrobras Electricidad de Argentina S.A.

PELSA	Petrolera Entre Lomas S.A.

PEN	Poder Ejecutivo Nacional (Executive Branch of Government)

PEPSA	Petrobras Energía Participaciones S.A.

PES / Ps.	Argentine Pesos

Petróleo Brasileiro	Petróleo Brasileiro S.A. – PETROBRAS.

PIB BV	Petrobras Internacional Braspetro BV

PVIE	Petrobras Valores Internacional de España S.L.

Rls	Reales

RT	Technical Resolution

RTI	Revisión Tarifaria Integral (Overall Tariff Revision)

SCyCG	Subsecretaría de Coordinación y Control de Gestión (Undersecretariat of Coordination and Control of Government Affairs)

SEC	Security and Exchange Commission

SFAS	Statement of Financial Accounting Standard

TGS	Transportadora de Gas del Sur S.A.

Tn	Tonnes

PETROBRAS ARGENTINA S.A.

UNIREN	Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (Public Service Agreement Renegotiation and Analysis Unit)

US$	United States Dollars

WACC	Weighted Average Cost of Capital

WTI	West Texas Intermediate

WTS	West Texas Sour

YPFB	Yacimientos Petrolíferos Fiscales Bolivianos

$ BOL	Bolivian Pesos

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

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

PRICE WATERHOUSE & Co. S.R.L.

By:	/s/ Carlos N. Martínez (Partner)
Carlos N. Martínez

Buenos Aires, Argentina

April 26, 2013

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2013, 2012 AND 2011

(In thousands of Argentine pesos as described in Note 2.c.)

	2013	2012	2011
	(non-audited)		(non-audited)
CURRENT ASSETS

Cash and banks	125,664	97,100	237,700

Investments (Exhibit D)	1,119,686	744,573	788,230

Accounts receivable, net (Note 4.a.)	418,583	449,081	340,387

Other receivables (Note 4.b.)	192,193	125,398	71,746

Inventories	7,356	54,282	7,588

Total current assets	1,863,482	1,470,434	1,445,651

NON CURRENT ASSETS

Accounts receivable (Note 4.c.)	38,136	48,057	52,111

Other receivables (Note 4.d.)	47,898	50,875	307,612

Other investments	213,309	—	—

Investments (Exhibit C)	32,361	34,324	39,192

Property, plant and equipment, net (Exhibit A)	4,016,972	4,000,519	4,012,556

Total non-current assets	4,348,676	4,133,775	4,411,471

Total assets	6,212,158	5,604,209	5,857,122

	2013	2012	2011
	(non-audited)		(non-audited)
CURRENT LIABILITIES

Accounts payable (Note 4.e.)	385,419	363,756	296,711

Loans (Note 6)	647,809	22,400	1,455,828

Payroll and social security taxes payable	67,020	53,221	53,064

Taxes payable (Note 4.f.)	76,361	133,511	54,803

Dividends payable	—	68,868	—

Advances from customers (Note 4.g.)	25,344	24,639	29,208

Other liabilities (Note 4.h.)	3,522	2,495	5,744

Provisions for contingencies (Exhibit E)	143,412	144,054	130,764

Total current liabilities	1,348,887	812,944	2,026,122

NON CURRENT LIABILITIES

Loans (Note 6)	2,017,705	1,964,620	1,702,310

Taxes payable (Note 4.i.)	29,936	30,632	40,198

Advances from customers (Note 4.j.)	311,905	279,562	281,126

Total non-current liabilities	2,359,546	2,274,814	2,023,634

Total liabilities	3,708,433	3,087,758	4,049,756

MINORITY INTEREST	1,242,643	1,262,464	1,125,526

SHAREHOLDERS’ EQUITY	1,261,082	1,253,987	681,840

Total liabilities and shareholders’ equity	6,212,158	5,604,209	5,857,122

The accompanying notes are an integral part of these consolidated financial statements.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In thousands of Argentine pesos as described in Note 2.c.

except for per share and per ADS amounts in Argentine pesos)

	2013	2012	2011
	(non-audited)		(non-audited)

Net revenues (Note 3)	2,864,986	2,574,968	1,853,875

Cost of sales (Exhibit F)	(1,595,319)	(1,351,734)	(936,986)

GROSS PROFIT	1,269,667	1,223,234	916,889

Administrative expenses (Exhibit H)	(120,124)	(95,347)	(87,855)

Selling expenses (Exhibit H)	(457,364)	(423,233)	(277,398)

OPERATING INCOME	692,179	704,654	551,636

Other expenses, net (Note 2.r.)	12,054	(10,610)	(5,686)

Loss on related companies	(2,765)	(2,159)	(769)

FINANCIAL EXPENSES, NET	(562,984)	431,342	(331,381)

Generated by assets

Interest income	163,293	35,763	34,416
Foreign exchange gain	162,235	103,362	82,716

	325,528	139,125	117,132

Generated by liabilities

Interest expense (Exhibit H)	(230,864)	(206,603)	(189,785)
Foreign exchange loss (Exhibit H)	(627,182)	(325,031)	(233,172)
Result of the debt cancellation (Note 6)	—	844,920	—
Other expenses and financial charges (Exhibit H)	(30,466)	(21,069)	(25,556)

	(888,512)	292,217	(448,513)

NET INCOME BEFORE INCOME TAX	138,484	1,123,227	213,800

Income tax expense (1)	(93,248)	(452,478)	73,723

Minority interest	(38,141)	(98,602)	(89,730)

NET INCOME FOR THE YEAR	7,095	572,147	197,793

Net income per share (Note 2.s.)	0.90	0.90	0.31

(1)	(Ps 93.248), (Ps. 452.478) and Ps. 73.723 correspond to income tax (expense) / gain for the year ended on December 31, 2013, 2012 and 2011, respectively (see Note 2.l.)

The accompanying notes are an integral part of these consolidated financial statements.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In thousands of Argentine pesos as described in Note 2.c.)

	2013	2012	2011
	(non-audited)		(non-audited)
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net income for the year	7,095	572,147	197,793

Reconciliation of net income to cash flows provided by operating activities

Depreciation of property, plant and equipment	242,917	233,670	220,388
Retirement of property, plant and equipment	3,891	2,696	3,455
Net Increase in allowances and provisions for contingencies	(382)	13,374	28,216
Loss on related companies	2,765	2,159	769
Minority interest	38,141	98,602	89,730
Interest expense	217,881	206,603	189,785
Interest income on investments other than cash and cash equivalents	(15,585)	(6,665)	(1,776)
Result of the debt cancellation	—	(844,920)	—
Derivative financial instruments result	(38,025)	—	—
Income tax and asset tax expense	93,248	452,478	(73,723)
Foreign exchange loss and other financial results	595,746	251,264	202,689

Changes in assets and liabilities:
Accounts receivable	(870)	(137,528)	(97,696)
Other receivables	(49,414)	(36,721)	(28,644)
Inventories	46,926	(46,694)	5,323
Accounts payable	512	74,216	235
Derivative financial instruments	11,525	—	—
Advances from customers	33,048	(6,410)	65,184
Payroll and social security taxes payable	13,799	157	15,536
Taxes payable	(18,375)	(28,347)	(10,696)
Other liabilities	226	(3,249)	(262)
Provisions for contingencies	(18,547)	(84)	(1,093)
Interest paid	(169,475)	(138,766)	(124,541)
Income tax and asset tax paid	(120,673)	(119,819)	(186,225)

Net cash provided by operating activities	876,374	538,163	494,447

CASH FLOWS PROVIDED BY / (USED IN) INVESTING ACTIVITIES

Payment for the acquisition of property, plant and equipment	(235,374)	(215,438)	(168,299)
Investments other than cash and cash equivalents	(249,260)	595,387	(649,073)
Dividends collected	136,829	—	309

Net cash used in investing activities	(347,805)	379,949	(817,063)

CASH FLOWS USED IN FINANCING ACTIVITIES

Advances from customers	—	—	—
Proceeds from loans	30,000	20,000	—
Dividends paid	(263,659)	—	(436,309)
Payment of loans	(4,444)	(585,347)	—

Net cash used in financing activities	(238,103)	(565,347)	(436,309)

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	290,466	352,765	(758,925)

Cash and cash equivalents at the beginning of the year	703,150	350,385	1,109,310

Cash and cash equivalents at the end of the year	993,616	703,150	350,385

For supplemental cash flow information see Note 5.

The accompanying notes are an integral part of these consolidated financial statements.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In thousands of Argentine pesos as described in Note 2.c.)

	Shareholders’ contributions		Retained earnings
		Total					Total
	Common	common	Legal	Future	IFRS	Accumulated	shareholders’
	stock	stock	reserve	dividends reserve	reserve	retained earnings	equity

Balances at December 31, 2010 (non-audited)	638,819	638,819	64,531	—	—	(219,303)	484,047

Net income for the year	—	—	—	—	—	197,793	197,793

Balances at December 31, 2011 (non-audited)	638,819	638,819	64,531	—	—	(21,510)	681,840

Net income for the year	—	—	—	—	—	572,147	572,147

Balances at December 31, 2012	638,819	638,819	64,531	—	—	550,637	1,253,987

Legal Reserve	—	—	27,532	—	—	(27,532)	—
Future Dividends Reserve	—	—	—	246,385	—	(246,385)	—
IFRS Reserve	—	—	—	—	276,720	(276,720)	—
Net income for the year	—	—	—	—	—	7,095	7,095

Balances at December 31, 2013 (non-audited)	638,819	638,819	92,063	246,385	276,720	7,095	1,261,082

The accompanying notes are an integral part of these consolidated financial statements.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013, 2012 AND 2011

(Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

1.	BUSINESS DESCRIPTION

Compañía de Inversiones de Energía S.A. (“CIESA” or “the Company”) was created on December 14, 1992.

CIESA is under co-control of: (i) the Petrobras Argentina and one of its subsidiaries (together “Petrobras Argentina Group”), which holds 50% of CIESA’s common stock, (ii) the CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina) (the “Trust”), which has a trust shareholding of 40% in CIESA. The remaining 10% is held by EPCA (a subsidiary of Pampa Energía S.A.).

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

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Argentina (“Argentine GAAP”) as approved by Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”) of the Autonomous City of Buenos Aires and the regulations of the ENARGAS. Argentine GAAP differs in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring and classifying the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). These consolidated financial statements do not include any valuation adjustments or additional disclosures to reflect such differences (see note 13).

The financial information and the comparative information as of and for the year ended December 31, 2013 and 2011 have not been audited.

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

AS OF DECEMBER 31, 2013, 2012 AND 2011

(Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Detailed data reflecting subsidiary direct control as of December 31, 2013, 2012 and 2011 is as follows:

	Percentage of shareholding and votes
	2013		2012		2011
Company	Direct	Indirect	Direct	Indirect	Direct	Indirect	Closing Date	Legal Address

TGS	51.00	—	51.00	—	55.30	—	December 31	Don Bosco 3672, 5th Floor, Autonomous city of Buenos Aires

Telcosur S.A.	—	51.00	—	51.00	—	55.29	December 31	Don Bosco 3672, 6th Floor, Autonomous city of Buenos Aires

Financial statements of TGS and Telcosur have been used for consolidation purposes for the years ended December 31, 2013, 2012 and 2011.

a)	Use of estimates

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

On March 25, 2003, the Executive Branch issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. The non-recognized inflation effect on net income for the years ended December 31, 2013, 2012 and 2011 is not significant.

The Argentine Wholesale Price Index (“WPI”) published by the Instituto Nacional de Estadística y Censos (INDEC) was used for the restatement of the financial statements, as mentioned above.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013, 2012 AND 2011

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

An allowance for trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments, including the customers’ credit risk, historical trends and other relevant information are considered indicators that such receivables are impaired. Such evaluation may require future adjustments if economic conditions substantially differ from the assumptions made.

In light of the financial situation of MetroGAS S.A. (“MetroGAS”), as of December 31, 2012, its trade receivables were valued at their present value based on an estimated cash flow discounted at a market interest rate. As of December 31, 2013, all amounts due from MetroGAS were collected. For further information, see Note 9.c).

Tax credits (income tax and value added tax -“VAT”) recorded as a result of the reversion of the tariff increase (Note 7.a) have been valued at the discounted value of the amounts expected to be collected using a market interest rate.

d)	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies, including accrued interest, if applicable, have been translated at the prevailing exchange rates at the end of each year. Detailed information is disclosed in Exhibit G.

e)	Inventories

Inventories consist of natural gas of TGS (in excess of the “Line Pack” classified as property, plant and equipment) in the pipeline system, and the liquids obtained from natural gas processing at the Cerri Complex.

Due to the fact that the inventories have a high turnover, they have been valued at monthly average cost which does not differ significantly from the replacement cost or reproduction cost, as applicable. The carrying value of inventories does not exceed their net realizable value.

The assessment of the recoverable value of these assets is made at each reporting date, and the resulting loss is recognized in the statement of comprehensive income when the inventories are overstated.

f)	Current investments

Bank accounts, time deposits and loans have been valued at their face values plus accrued interest, which do not materially differ from their discounted value using the internal rate of return effective at inception.

Mutual funds and public bonds have been valued at their net realizable value at year-end.

Loans balance in Current Investments as of December 31, 2012 and 2011 is comprised of a loan granted by TGS to Pampa Energía. For further information see Note 10.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013, 2012 AND 2011

(Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

g)	Long-term receivables and liabilities

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

Equity investments in companies in which the Company’s ownership interest ranges between 20% and 50% have been accounted for under the equity method based on the financial statements as of September 30, 2013, 2012 and 2011 for Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay S.A. (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”). These financial statements have been prepared applying similar accounting policies as those used by the Company to prepare its consolidated financial statements. As of December 31, 2013, 2012 and 2011, the investment in Link has been adjusted by Ps. 3,500, Ps. 3,642 and Ps. 3,783 respectively, due to the elimination of intercompany profits.

The Company’s management is not aware of any significant subsequent events which affected: (i) the financial statements as of September 30, 2013 of Link, TGU and EGS, from this date to December 31, 2013; (ii) the financial statements as of September 30, 2012 of Link, TGU and EGS, from this date to December 31, 2012; and, (iii) the financial statements as of September 30, 2011 of Link, TGU and EGS, from this date to December 31, 2011.

The Company considers its foreign affiliate TGU to be a “non-integrated affiliate”. Consequently, TGU’s assets and liabilities have been translated into Argentine pesos using the exchange rate in effect at year-end, while its common stock and retained earnings accounts have been translated using historical exchange rates.

However, CNV Resolution No. 398 provides, under certain circumstances, for the application of CPCECABA Resolution MD No.3/02 and No. 87/03 which provide that foreign currency losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, related to liabilities in foreign currency as of such date, directly associated with the funds obtained to adquired TGS ownership, must be allocated to the cost of this assets. The foreign exchange capitalized is amortized in 26 years which corresponds to the years between January 6, 2002 and the finalizarion of TGS’ License. The amortization is allocated in Gain / (Loss) on related companies

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

AS OF DECEMBER 31, 2013, 2012 AND 2011

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

•

Financial expense capitalization: TGS capitalizes financial expense on long term construction projects. Financial expense capitalized was Ps. 7,245, Ps. 16,056 and Ps. 18,200 for the years ended December 31, 2013, 2012 and 2011, respectively.

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

Based on the estimates made as discussed in Note 2.a) and relying on assumptions about the outcome of the tariff renegotiation process, the effects of inflation, and changes in the U.S. dollar exchange rate, the TGS’s management believes that the recorded value of property, plant and equipment does not exceed its fair value. However, it is reasonably possible that the TGS’s conclusion that these assets are not impaired could change should the assumptions develop differently than expected by management.

j)	Other non-current investments

Consist on the balance of the loan granted to Pampa Energía. It was initially measured at fair value and have been valued based on the best estimate of the discounted value of the amounts expected to be collected using the interest rate effective at the time of the initial measurement.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013, 2012 AND 2011

(Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Private bonds received as a consequence of the conclution of the MetroGAS bankrupcy proccess were measured at fair value (See note 9.c).

k)	Derivative Financial Instruments

Derivative financial instruments are recognized at their fair value at inception and subsequently measured at their fair value and disclosed as assets or liabilities depending if it is gain or loss. The results of derivative financial instruments are classified under “Net Financial Results” in the statement of comprehensive income.

The Company manages exposures to foreign exchange risks using hedging instruments that provide the appropriate economic outcome. The hedging instruments used include currency forward contracts. The Company does not use derivative financial instruments for speculative purposes.

As of December 31, 2013, the Company entered into currency forward agreements with major financial institutions for the purchase of U.S. dollars, which are disclosed under “other current receivables” in the statement of financial position. The gain for the fiscal year 2013 is recognized in the statement of comprehensive income within “derivative financial instruments result” in the line “financial expenses”.

The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument or not and, according to the nature of the item being hedged. As of the date of the issuance of these financial statements, the Company has not applied hedge accounting in any of its outstanding derivative financial instruments.

l)	Income tax

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

The reconciliation between the current tax an the income tax expense charged to the statement of income in the years ended December 31, 2013, 2012 and 2011 is as follows:

	2013	2012	2011
	(non-audited)		(non-audited)
Current tax	(95,493)	(231,604)	(149,279)
Temporary differences variation	698	13,410	(9,621)
Tax loss carryforwards	12,222	(234,284)	19,202
Allowance for deferred tax assets (Exhibit E)	(10,675)	—	213,421

Income tax expense	(93,248)	(452,478)	73,723

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013, 2012 AND 2011

(Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

The components of the net deferred tax assets and liabilities as of December 31, 2013, 2012 and 2011 are the following:

Non-current deferred tax assets and liabilities	2013	2012	2011
	(non-audited)		(non-audited)
Allowance for doubtful accounts	1,218	1,219	1,175
Deferred revenues	(95)	(237)	(356)
Tax credits discounted value loss	—	10,950	3,347
Account receivables discounted value	12,028	3,568	—
Intangible assets	(546)	(872)	(1,197)
Property, plant and equipment, net	(93,745)	(95,135)	(91,783)
Other provisions	3,946	3,946	2,343
Provision for contingencies	51,679	49,371	46,406
Current investments	(1,842)	(111)	(9)
Present value loans	(2,510)	(3,264)	(3,902)
Income tax loss carryforward	10,675	—	233,276
Allowance for deferred tax assets (Exhibit E)	(10,675)	—	—

Net deferred tax liability (Notes 4.d. and 4.i.) (1)	(29,867)	(30,565)	189,300

(1)	Net of deferred tax asset of Ps. 69, Ps. 67 and Ps. 229,498 recorded under Other non-current receivables as of December 31, 2013, 2012 and 2011 respectively.

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the years ended December 31, 2013, 2012 and 2011 as follows:

	2013	2012	2011
	(non-audited)		(non-audited)
Pre-tax income	138,484	1,123,227	213,800
Statutory income tax rate	35%	35%	35%
Pre-tax income at statutory income tax rate	(48,469)	(393,129)	(74,830)
Permanent differences at statutory income tax rate:
- Inflation adjustment	(29,668)	(30,505)	(29,957)
- Variation in deferred tax assets allowance	(10,675)	—	213,421
- Tax loss carryforwards	—	—	(31,681)
- Non-taxable income or non-deductible expenses	(174)	(28,024)	717
- Others	(4,262)	(820)	(3,947)

Income tax expense	(93,248)	(452,478)	73,723

Within the framework of Resolution No. 312/05 from the FACPCE, the net book value of the inflation adjustment included in the accounting value of the property, plant and equipment is a temporary difference and thus, the deferred tax liability is required to be recorded. However, said resolution permits companies to disclose the deferred tax liability in the notes to the financial statements instead of recording it. TGS had elected to disclose the deferred tax liability in notes to the consolidated financial statements. This deferred tax liability does not constitute an account payable, but it is a liability that will be reversed over the remaining period over which these assets are depreciated. On October 24, 2011 the CNV issued Resolution No. 592 which extends Resolution No. 576 and 562 and, among other things, establishes that the recognition of the deferred tax liability caused by the inflation adjustment included in the accounting value of property, plant and equipment must be recorded with a debit to Accumulated Retained Earnings in any interim period or fiscal year-end until the end of the year immediately preceding the first interim period in which the IFRS will be applied. TGS recognized this tax liability during the year 2011. However, CIESA has not exercised the above mention option, thus it did not recognized this tax liability in its consolidated financial statements. In compliance with Resolution No. 487 of the CNV, CIESA advises that, if that liability had been recognized, the deferred tax liability as of December 31, 2013, would have increased by Ps. 504,077 (generating a net liability position of Ps. 534,013) and a positive effect of Ps. 15,131, Ps. 15,557 and Ps.16,565 on the Company’s net income for the years ended December 31, 2013, 2012 and 2011, respectively, would have been recognized. Additionally, in the subsequent years, TGS would have recorded a lower income tax expenses as follows:

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013, 2012 AND 2011

(Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Amount
Year 2013	14,798
Year 2014	14,749
Year 2015	12,047
Year 2016 onwards	215,485

Total	257,079

CIESA’s accumulated tax loss carryforwards that are available to offset future taxable income are the following:

Description	Amount	Year of expiration
Tax loss carryforward 2013	30,500	2018

Accumulated tax loss carryforward	30,500

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments. This evaluation is based on internal projections made as discussed in Note 2.a). Based on current financial information, the Company is uncertain that it will recover its entire deferred tax assets through future taxable income. Accordingly, as of December 31, 2013, the Company has recognized a valuation allowance of Ps. 10,675 against its deferred tax assets, respectively.

m)	Asset tax

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

As of December 31, 2013, 2012 and 2011, the Company has not recorded any provision in respect of the asset tax because the determined amounts do not exceed what has been estimated for the income tax.

n)	Advances from customers

Mainly consist of pre-payments for the transportation of natural gas services made by customers in order to finance pipeline expansion works. Advances from customers are recognized initially at their fair value. Subsequent to initial recognition, advances from customers are measured at their amortized cost which is higher than the cost of rendering the gas transportation services that will cancel said advances.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013, 2012 AND 2011

(Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

o)	Allowances and provisions for contingencies

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

Contingencies and allowances are disclosed in Exhibit E.

p)	Shareholders’ equity accounts

These accounts have been restated to account for the effects of inflation as described in Note 2.b), except for “Common stock” which is stated at nominal value. The adjustment derived from the restatement of such account has been disclosed under the line item “Inflation adjustment to common stock”, in the Consolidated Statement of Changes in Shareholders’ Equity.

q)	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods and/or services supplied. The Company recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Company’s activities, as described below.

Tax on exports and turnover tax are disclosed as Selling Expenses.

Natural Gas transportation services includes: (i) firm natural gas transportation, whose revenues are recognized when the capacity is reserved and paid for regardless of actual usage by the customer and (ii) interruptible natural gas transportation whose revenues are recognized at the inception of the rendering of the service.

Liquids Production and Commercialization services includes: (i) Liquids production and commercialization for its own account and on behalf on third parties, whose revenues are recognized at the time of the delivery of the liquids to the customers, and (ii) Other Liquids services, which corresponds mainly to the receipt, storage and dispatch from facilities located in Puerto Galván, and whose sales revenues are recognized when the service is provided.

Services from Other Services segment primarily consist of the treatment, removal of impurities and natural gas compression, as well as inspection and maintenance of pipelines and compressor plants and services of steam generation for electricity production. Also, this business segment includes revenues from telecommunications services provided through Telcosur. Revenues in this segment are recognized when the service is provided.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013, 2012 AND 2011

(Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

r)	Statement of income accounts

Accounts relating to the statement of income have been recorded considering the following criteria:

•	Accounts that accumulate monetary transactions, at their nominal value.

•	Expenses related to consumption of non-monetary assets have been charged to the statement of income considering the restated cost of such assets as described in Note 2.b).

•	Gain on related companies was determined on the basis of TGS’ affiliates’ results and were disclosed under “Gain on related companies”.

Other expenses, net for the years ended December 31, 2013, 2012 and 2011 include the following items:

	2013	2012	2011
	(non-audited)		(non-audited)
Net decrease and doubtfull accounts in provisions for contingencies (Exhibit E)	16,916	(13,374)	(24,395)
Revenues from liquids contract termination agreement	—	—	16,044
Others	(4,862)	2,764	2,665

Total	12,054	(10,610)	(5,686)

s)	Earnings per share

Earnings and dividends per share for the years ended December 31, 2013, 2012 and 2011 have been calculated based on 638,818,696 outstanding shares during each year. As the Company does not have preferred stock or convertible debt, the amount of basic earnings per share is the same as the amount of diluted earnings per share.

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

AS OF DECEMBER 31, 2013, 2012 AND 2011

(Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Year ended December 31, 2013 (non-audited)	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Corporate	Total
Net revenues	661,023	2,065,321	138,642	—	2,864,986
Operating income / (loss)	14,883	649,030	30,665	(2,399)	692,179
Depreciation of property, plant and equipment	179,646	47,039	16,232	—	242,917
Identifiable assets	4,974,062	783,159	315,689	139,248	6,212,158
Identifiable liabilities	3,410,823	470,740	168,265	(341,395)	3,708,433
Year ended December 31, 2012
Net revenues	603,355	1,835,738	135,875	—	2,574,968
Operating income / (loss)	109,589	683,086	30,807	(118,828)	704,654
Depreciation of property, plant and equipment	163,293	44,918	15,414	10,045	233,670
Identifiable assets	3,691,180	678,749	287,450	949,319	5,606,698
Identifiable liabilities	486,855	179,892	17,040	2,406,460	3,090,247
Year ended December 31, 2011 (non-audited)
Net revenues	575,639	1,179,174	99,062	—	1,853,875
Operating income / (loss)	150,480	507,848	4,367	(111,059)	551,636
Depreciation of property, plant and equipment	159,371	41,522	12,856	6,639	220,388
Identifiable assets	3,621,981	617,823	253,070	1,367,667	5,860,541
Identifiable liabilities	445,697	162,762	13,325	3,431,391	4,053,175

The Company renders services of natural gas transportation principally to gas distribution companies and Petrobras Argentina. Significant customers in terms of net revenues from gas transportation for the years ended December 31, 2013, 2012 and 2011 are as follows:

	2013	2012	2011
	(non-audited)		(non-audited)
MetroGAS S.A. (“MetroGAS”)	183,724	184,288	182,503
Camuzzi Gas Pampeana S.A.	99,601	98,062	96,877
Gas Natural BAN S.A. (“BAN”)	70,614	70,487	70,102
Petrobras Argentina	31,698	32,360	32,801
Camuzzi Gas del Sur S.A.	23,934	24,388	23,827

Significant customers in the Production and Commercialization of Liquids segment are Petredec Limited (“Petredec”), Petrobras Global Trading BV (“Petrobras Global”), PBB-Polisur S.A. (“Polisur”) and Petroleo Brasileiro. Net revenues from these customers (include sales of liquids made on behalf of third parties, from which TGS withholds charges for the Production and Commercialization of Liquids) for the years ended December 31, 2013, 2012 and 2011 are as follows:

	2013	2012	2011
	(non-audited)		(non-audited)
Petrobras International Finance Company (“PIFC”)	—	—	9,332
Polisur	785,380	580,325	367,059
Petredec	411,127	342,757	567,734
Trafigura Beheer B.V. Amsterdam (“Trafigura”)	—	34,831	186,016
Petroleo Brasileiro	343,150	256,447	195,094
Petrobras Global	373,791	487,314	—

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013, 2012 AND 2011

(Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

4.	SUMMARY OF SIGNIFICANT BALANCE SHEET ITEMS AS OF DECEMBER 31, 2013, 2012 AND 2011

	2013	2012	2011
	(non-audited)		(non-audited)
a) Current accounts receivable, net
Natural gas transportation
Common	79,129	135,488	90,843
Related parties (Note 10)	3,335	7,490	5,420

Subtotal	82,464	142,978	96,263

Production and commercialization of liquids
Common	241,900	99,932	165,346
Related parties (Note 10)	44,930	140,658	41,863

Subtotal	286,830	240,590	207,209

Other services
Common	43,584	42,004	30,303
Related parties (Note 10)	9,826	27,633	10,609

Subtotal	53,410	69,637	40,912

Allowance for doubtful accounts	(4,121)	(4,124)	(3,997)

Total	418,583	449,081	340,387

b) Other current receivables
Tax credits	29,111	54,159	488
Prepaid expenses	13,650	11,217	8,992
Advances to suppliers	59,503	25,045	31,898
Subsidies receivable	32,939	21,560	19,599
Derivative financial instruments	26,500	—	—
Tax to be recovered	—	—	1,276
Others	30,490	13,417	9,493

Total	192,193	125,398	71,746

c) Non-current accounts receivable
MetroGAS (1)	—	27,176	27,176
Gas trust fund	38,136	45,580	45,946
Profertil S.A. (“Profertil”)	—	2,477	6,165
Allowance for doubtful accounts (1)	—	(27,176)	(27,176)

Total	38,136	48,057	52,111

d) Other non-current receivables
Deferred income tax (Note 2.b)	69	67	229,498
Easement expense to be recovered	3,690	5,658	4,536
Assets tax	—	—	5,668
Tax credits (2)	40,013	41,163	63,239
Others	4,126	3,987	4,671

Total	47,898	50,875	307,612

e) Accounts payable
Suppliers	310,001	308,299	242,262
Customers (credit balances)	48,032	36,550	26,693
Related companies	27,386	18,907	27,756

Total	385,419	363,756	296,711

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013, 2012 AND 2011

(Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

	2013	2012	2011
	(non-audited)		(non-audited)
f) Current taxes payable
Income tax (net of advances and others)	27,876	88,526	22,124
Assets tax (net of advances and others)	—	—	5,559
VAT	—	—	2,579
Tax on exports	34,539	36,884	18,080
Others	13,946	8,101	6,461

Total	76,361	133,511	54,803

g) Current advances from customers (3)
Aluar Aluminio Argentino S.A.C.I. (“Aluar”)	6,742	6,742	6,742
Gas Trust	5,852	6,578	10,143
Total Austral S.A. (“Total Austral”)	4,770	4,770	4,770
Pan American Sur S.R.L. (“PAS”)	3,180	3,180	3,180
Others	4,800	3,369	4,373

Total	25,344	24,639	29,208

h) Other liabilities
Provisions for GdE lawsuit	—	—	4,541
Other provisions	1,644	1,632	403
Negative investement	801	—	—
Provision for compensation for Board of Directors and Supervisory Committee	1,077	863	800

Total	3,522	2,495	5,744

i) Non-current taxes payable
Deferred income tax (Note 2.b)	29,936	30,632	40,198

Total	29,936	30,632	40,198

j) Non-current advances from customers (3)
Aluar	165,206	171,948	178,690
Total Austral	10,335	15,105	19,875
YPF	13,498	9,571	—
Pan American Energy S.R.L. (“PAE”)	64,821	—	70,287
PAS	6,890	66,825	12,069
PBB	45,559	—	—
Otros	5,596	16,113	205

Total	311,905	279,562	281,126

(1)	Corresponds to the bills included in MetroGAS’ reorganization process (Note 9.e).
(2)

As of December 31, 2013, 2012 and 2011, includes Ps. 36,866, Ps. 38,214, and Ps. 60,291 respectively, of income tax and VAT credits generated by the reversion of the tariff increase credit (see Note 7.a.), which will be collected through a tax recovery appeal.

(3)

These advances are mainly related to the financing of TGS pipeline system expansion works for the rendering of firm transportation services contracted by such clients. The main advance payments will be settled with the effective rendering of firm transportation service.

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

AS OF DECEMBER 31, 2013, 2012 AND 2011

(Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Cash and cash equivalents at the end of the years ended December 31, 2013, 2012 and 2011 are as follows:

	2013	2012	2011
	(non-audited)		(non-audited)
Cash and banks (1)	125,664	97,100	237,700
Current investments	1,119,686	744,573	788,230
Current investments with an original maturity of more than three months	(251,734)	(138,523)	(675,545)

Total cash and cash equivalents	993,616	703,150	350,385

(1)	As of December 31, 2013, 2012 and 2011, includes Ps. 79,937, Ps. 57,617 and Ps. 74.533, respectively, corresponding to balances from bank accounts which accrue interes.

Non-cash transactions are as follows:

	2013	2012	2011
	(non-audited)		(non-audited)
Acquisition of property, plant and equipment through an increase in accounts payable	31,738	15,836	15,836
Interest capitalization	7,245	5,923	9,354

Cash flows resulting from operations include net financial expenses generated by cash and cash equivalents as of December 31, 2013, 2012 and 2011 for Ps. 168,616, Ps. 70,471 and Ps. 28,440 respectively.

6.	LOANS

Short-term and long-term debt as of December 31, 2013, 2012 and 2011 comprises the following:

	2013	2012	2011
	(non-audited)		(non-audited)
Current loans:
Ciesa´s loans under litigation	—	—	867,152
Interests payable	26,822	18,853	589,606
2007 EMTN Program: Series 1 notes	609,753	—	—
Other loans	12,164	4,477	—
Issuance expenses	(930)	(930)	—

Total current loans	647,809	22,400	1,456,758

Non- current loans:
Promissory Notes	155,474	112,669	95,000
2007 EMTN Program: Series 1 notes	1,829,258	1,837,954	1,609,799
Other loans	33,602	15,556	—
Issuance expenses	(629)	(1,559)	—

Total non-current loans	2,017,705	1,964,620	1,704,799

Total loans	2,665,514	1,987,020	3,161,557

The breakdown of loans according to the currency is the following:

	2012	2011	2010
		(non-audited)	(non-audited)
Argentine pesos	44,204	17,544	—
U.S. dollars	2,621,490	1,969,476	3,161,557

Total loans	2,665,514	1,987,020	3,161,557

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013, 2012 AND 2011

(Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

CIESA Loans

Due to the Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law CIESA did not pay at maturity, in April 2002, either the principal and the last interest installment, their notes issued in 1997 for a nominal value of USD 200 million, or the cap and collar of interest rate agreements.

As of April 2004, the shareholders and creditors of financial CIESA held a series of agreements, which, among other actions, certain share in order to provide the necessary flexibility to advance the restructuring was planned transfers CIESA’s financial debt above.

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

Since January 2009, se sucedieron una serie de reclamos judiciales ante los Tribunales de Nueva York and the shareholders’ amended the Shareholders’ Agreement. On May 18, 2011, the parties to the CIESA Restructuring Agreement entered into a fourth amendment of such agreement, which, among other things, provides for the replacement of AEI by the Pampa Group in the CIESA Restructuring Agreement. On October 5, 2011, by note No.11,362, ENARGAS expressed no regulatory objections to the CIESA Restructuring Agreement and expressed that it may be effective after approval is obtained from the CNDC. At the date of issuance of these financial statements the CNDC authorization was not obtained even.

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

On December 17, 2013 PISA transfer to Altieri Holdings Inc., all the rights and credits, including principal and interests of the promissory notes issued on September 1, 2005, mentioned above.

Issuance of notes under the 2007 Global Program:

The Extraordinary Shareholders’ meeting held on December 21, 2006 approved the creation of the Global Program for the issuance of new notes of a maximum aggregate amount of US$ 650,000,000 (The “2007 Global Program”) This Program was authorized by the CNV on January 18, 2007.

Accordingly, between May and June 2007, the Company refinanced its outstanding indebtedness through the issuance of US$500.0 million new notes (the “2007 Notes”), the early prepayment of its outstanding debt through an exchange offer, the cancellation of outstanding notes which did not participate in the exchange

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013, 2012 AND 2011

(Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

offer and cancellation of bank loans. The 2007 Notes have a coupon rate of 7.875%, with interest being paid semiannually, and maturity date of May 2017. Principal on the 2007 Notes is to be paid in four equal annual installments beginning in May 2014 until maturity. The 2007 Notes are traded in the Bolsa de Comercio de Buenos Aires (“BCBA”), the Mercado Abierto Electrónico (“MAE”) and the Euro MTF of the Luxembourg Exchange.

The Company’s goal in issuing these notes was to improve the Company’s financial indebtedness profile and to ease the restrictions imposed by the prior debt restructured in 2004, including but not limited to dividend distribution, additional indebtedness and capital expenditures.

Moreover, between August 2008 and August 2010, considering favorable conditions in the market, the Company reduced its financial indebtedness through the cancellation of a portion of the 2007 Notes for an aggregate amount of US$ 125,976,000, which had previously been purchased on the market at a lower price. As of December 31, 2013, the Company’s financial indebtedness amounts to US$ 374,024,000. Principal payments will amount to US$ 93,506,000 each.

Covenants:

The 2007 Notes contain certain restrictive covenants that, among other things, limit the ability of the Company to (i) incur additional indebtedness, (ii) pay dividend, (iii) issue guarantees, (iv) dispose certain assets and (v) make certain related party transactions. The Company was in compliance with all covenants of the 2007 Notes as of the date of issuance of these financial statements.

The foregoing limitations are subject to exceptions as set forth in the Indenture. For example, the Company may incur in additional indebtedness as long as (i) after issuing it, the consolidated coverage ratio (calculated as the quotient of the consolidated adjusted EBITDA -earnings before financial results, income tax, depreciation and amortization-) and the consolidated interest expense) is equal or higher than 2.0:1; and (ii) the consolidated debt ratio (calculated as the quotient of the consolidated debt and the consolidated EBITDA) is equal or lower than 3.75:1; (ii) it is incurred to refinance outstanding debt and (iii) it is originated in advances from customers.

Additionally, the Company may pay dividends as long as (i) the Company is not in default under 2007 Notes, (ii) immediately after any dividend payment, the Company would be able to incur in additional indebtedness pursuant to item (i) and (ii) of the preceding paragraph.

Other Loans:

On August 24, 2012, TGS signed a Ps. 20,000,000 financial loan with Santander Río Bank bearing interests at 15.01% annual rate which are paid monthly. It amortizes principal in nine quarterly and equal installments of Ps. 2,222,000 which are payable as from August 26, 2013.

On November 22, 2013, the Company entered into a loan with Itau Bank for Ps. 20.0 million. The loan bears interest at an annual fixed rate of 15.25% payable on a monthly basis. The loan has a repayment schedule with 25 monthly installments and final maturity in November 2016. The first installment is in November 2014.

On December 3, 2013, the Company entered into a loan with Macro Bank for Ps. 10.0 million. The loan bears interest at an annual fixed rate of 15.25% payable on a monthly basis. The loan has a repayment schedule with equal and monthly installments as from July 2014 and final maturity in April 2017.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013, 2012 AND 2011

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

The terms and conditions as described in the precedent paragraph in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since the enactment of the Public Emergency Law in early 2002 (the “Emergency Law”), which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the said law as long as it is in force, which will expire in December 31, 2015, after several extensions.

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

AS OF DECEMBER 31, 2013, 2012 AND 2011

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

In October 2011, Pampa Energía acquired the rights to control, suspend and to abandon the legal actions of Ponderosa and Enron Creditors Recovery Corp against the Argentine government under the “Call Option Agreement” signed between Pampa Energía, Inversiones Argentina II and GEB Corp. on March 11, 2011. On January 13, 2014, by agreement of the disputing parties, the legal action of Enron Corp. and Ponderosa Assets LP held against the Argentine Republic before the ICSID was suspended until July 12, 2014.

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

AS OF DECEMBER 31, 2013, 2012 AND 2011

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

According to the 2008 transitional agreement, TGS should reach an agreement with UNIREN on the terms and conditions of the overall renegotiation before the expiration date under the Public Emergency Law, on December 31, 2015. If TGS does not reach this agreement, then UNIREN would inform the Executive Branch and provide it with the recommendations of the procedural steps to follow.

In this regard, in October 2008, TGS received an integral license renegotiation agreement from UNIREN (which includes the initial 20% tariff increase), whose purpose is the license renegotiation and the overall tariff revision. In October 2011, TGS received a new proposal from UNIREN which included similar terms and conditions from the ones included in the last proposal received in 2008. This proposal was accepted by TGS allowing UNIREN to initiate the administrative process for signature when it concluded favorably after the intervention of different competent organisms. UNIREN issued a supplementary report for the subscription of the renegotiation agreement between the Argentine Government and TGS, filing it on December 22, 2011 together with the Agreement filed by TGS before the Legal Under Secretary of the MPFIPyS. Taking into consideration that the case was returned to UNIREN, on July 16, 2012 the Company called for the continuation of appropriate administrative proceedings. On October 4, 2012, TGS notified the UNIREN the filing made before ENARGAS and the Comisión Nacional de Defensa de la Competencia (“CNDC”) regarding the suspension of the claim initiated by Enron Corp. and Ponderosa against the Argentine Republic mentioned above – the last was until July 12, 2014-, and formally required the order of quick sentence.

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

AS OF DECEMBER 31, 2013, 2012 AND 2011

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

The validity period was originally agreed until December 1, 2009. As from that date, there were several extensions of the agreement by means of annual amendments. The most recent amendment was signed on December 28, 2012 and was notified through Resolution N° 492/2013 of the Federal Energy Bureau.

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

AS OF DECEMBER 31, 2013, 2012 AND 2011

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

As of the date of the issuance of these consolidated financial statements, TGS received debt securities from the trust fund which cancelled the 90% of the mentioned advanced payment and the works that started operating. The principal of said debt securities amounted to Ps. 19.9 million (including accrued interest) as of December 31, 2013 and it is amortized in 96 monthly, consecutive and equal installments which bear CER plus a spread of 8% from their date of issue. The 10% remaining amount was paid in cash.

d)	Essential assets

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the natural gas transportation service. Therefore, the Company is required to keep separated and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

The Company may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than the provision of the licensed service without ENARGAS´s the prior authorization. Any expansion or improvements that it makes to the gas pipeline system may only be encumbered to secure loans that have a term of more than one year to finance such extensions or improvements.

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

AS OF DECEMBER 31, 2013, 2012 AND 2011

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

As of December 31, 2013, 2012 and 2011 CIESA’s common stock subscribed, paid and issued is as follow:

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

•

When any shareholder of CIESA has qualified to buy CIESA´s stock due to the shareholders’ equity, guarantee and/or technical background of its parent company and the latter sells its shares on the first one to other shareholders, or the current management is discontinued.

•	Any other corporate action implying a reduction in ownership interest.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013, 2012 AND 2011

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

TGS´s Board of Directors, in its meeting held on December 6, 2012, approved the distribution of cash dividends of Ps. 150 million, affecting part of the reserve for future dividends created by the Ordinary Annual Shareholders’ Meeting. This dividend was effectively paid in January 2013.

As of December 31, 2013, the debt corresponding to dividends is disclosed under “Dividends payable”, which is net of the withholding tax on personal assets to be made to holders of share, if applicable, at the time of cash payment.

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

AS OF DECEMBER 31, 2013, 2012 AND 2011

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

On September 26, 2005, TGS was notified of the results of the tax assessment process regarding the turnover tax for the period January 2002—July 2003, which amounted to Ps. 4.4 million plus interest. On October 18, 2005, TGS presented the corresponding discharge on its belief that the Production and Commercialization of Liquids activity was conducted under the tax exemption regime discussed above. On April 12, 2006 the motion to dismiss was rejected and therefore, the Company filed corresponding appeals with the Tax Bureau of this province and jointly with the Arbitral Commission. For that reason, the Tax Bureau of the Province of Buenos Aires resolved that until the Arbitral Commission notifies its resolution, the process is suspended. On April 20, 2010, the Arbitral Commission notified its resolution against TGS, and thus, the Company filed an appeal before the Plenary Commission, which in November 2012, made the case to judgment.

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

On February 15, 2013, the Tax Court ruled in the same as the criteria set by the Plenary Commission ordering the Tax Bureau of the Province of Buenos Aires to practice a new assessment. On July 24, 2013, TGS received the assessment with no observations. On October 11, 2013 the Tax Court issued a decision resolving not to approve the settlement made by Tax Bureau of the Province of Buenos Aires.

As of December 31, 2013, 2012 and 2011 TGS maintains a provision of Ps. 43.3 million, Ps. 39.1 million and 34,0 million, respectively.

b)	Turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services

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

AS OF DECEMBER 31, 2013, 2012 AND 2011

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

On February 4, 2013, the Ministry of Economy issued its resolution which dismissed the appeal filed by TGS. For that reason TGS had to prove payment of Ps. 11.2 million plus interest in respect of capital. On June 12, 2013, TGS initiated legal actions leading to the recovery of such amounts. On September 13, 2013, TGS was noticed of the dismissal of the administrative appeal filed. On September 26, 2013, TGS paid the amount of Ps. 6.8 million and shall initiate the contentious administrative action in order to repeat the amount paid.

As of December 31, 2013, 2012 and 2011 the Company recorded a provision of Ps. 85.9 million, Ps. 84,5 million and Ps. 75,5 million respectively in respect of this contingency under the line item “Provisions for contingencies”, which amount was determined in accordance with the estimations of tax and interests, that would be payable as of such date, in case this contingency turns out unfavourable for the Company.

The Company’s management believes that, in case the Company’s position fails and the turnover tax has to be paid, TGS has a right to recover it by a transportation tariff increase as set forth in the License.

c)	MetroGAS’ financial situation

MetroGAS’ reorganization process

On January 11, 2013, MetroGAS proceeded with the issuance of the notes which canceled verified or admissible unsecured claims. These two negotiable obligations (“the Notes”) with maturity date on December 31, 2018, both nominated in US Dollars were: i) the Class A equal to fifty three point two percent (53.2%) of the amount of the verified or admissible unsecured claims and ii) the Class B equal to forty six point eight (46.8%) of the amount of the verified or admissible unsecured claims. Class A Notes bear a fixed interest rate of 8.875% and are payable semiannually on June 30 and December 31 of each year. According to the terms and conditions of the issuance, MetroGAS decided to capitalize accrued interest under Class A Notes from January 1, 2011 to December 31, 2012 and to pay in cash interest accrued from January 1, 2013 to January 11, 2013. Class A Notes shall be due and pay in full in a single payment since their issuance date while Class B Notes shall only become due and payable as a result of the occurrence of certain events of default before June 30, 2014, in accordance with the provisions of the terms and conditions of the Notes. If this event shall have not occurred on or before deadline, Class B Notes shall be automatically cancelled.

The unsecured credit will be considered within the reorganization process proposal, in case the tariff increase is in pursuit of the transitional agreement mentioned in Note 7.a).

On February 8, 2013, TGS received from MetroGAS the Notes mentioned above. The nominal value of the notes amounted to US$6,181,000 of which of US$3,456,000 and US$2,725,000 correspond to Class A and B, respectively. These Notes were initially recognized at their fair value and are disclosed under the line “Other Non-Current Investments”. Finally, on November 8, 2013, the presiding judge ordered the completion of the reorganization process of MetroGAS.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013, 2012 AND 2011

(Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Post-reorganization proceeding debt

In September 2012 MetroGAS has reported that due to its financial situation, it has decided to extend the terms of cancellation of its payment obligations with suppliers and transporters of natural gas. Pursuant to this, TGS has taken different measures to the collection and made aware of YPF S.A. in its capacity as controlling shareholder of MetroGAS, the Ministry of Federal Planning, Infrastructure and Services, the Federal Energy Bureau and ENARGAS of late payments and outstanding debt obligations.

Finally, TGS agreed with MetroGAS the repayment of all sums due in relation to the natural gas transportation services, which were actually collected on December 31, 2013. At that date, the outstanding principal balance amounted to Ps. 18.1 million, with no balance billing due by the client. Subsequent to year end and after the billing, the client had not paid the balance mentioned above and thus, the Company is analyzing the various measures to be adopted in order to manage the collection of its receivables. Management believes that as of the date of the issuance of these consolidated financial statements, this situation does not represent a risk of default on outstanding balances.

d)	Action for annulment of ENARGAS Resolutions No. I-1,982/11 and No. I-1,991/11 (the “Resolutions”)

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

TGS’s Management believes it has enough valid arguments to defend their position, and thus, the Company has not recorded the increase of the charge for gas consumptions from the date of obtaining the injunction until the date of the issuance of these consolidated financial statements. In the event this injunction had not been obtained, the impact of the Resolutions, taking into account the possibility of carryforward the charge to the sales price of the product, would have implied a net loss of Ps. 189.4 million

e)	Repetition action of VAT and income tax

On October 9, 2008, TGS signed a transitional agreement with UNIREN that contemplated a tariff increase of 20%, which would be retroactively applicable to September 1, 2008. On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this decree, TGS will be able to bill the tariff increase to its clients as soon as ENARGAS

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013, 2012 AND 2011

(Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

publishes the new tariffs schedule and sets the methodology to bill the retroactive effect. Finally, this administrative act did not become effective and therefore in September 2010 TGS filed an acción de amparo (a summary proceeding to guarantee constitutional rights). Due to the passing of time since the enactment of Decree No. 1918/09, on December 16, 2010 the Board of Directors of the Company resolved to discontinue the recognition of the tariff increase revenue and to reverse the credit provision of the tariff increase revenue already accrued in the year ended December 31, 2009. The reversal of the tariff increase does not imply any resignation to the Company´s right resulting from the Decree No. 1,918/09.

On May 24, 2013, TGS filed a tax recovery appeal with respect to the income tax and VAT credits generated by the reversal of the tariff increase credit mentioned above. After the omission to pass judgment on the claim within the three months of the filing of the tax recovery appeal, on October 9, 2013, TGS filed an appeal before the Federal Tax Bureau. The total amount claimed by TGS amounted to Ps. 69.4 million plus compensatory interests. The outstanding balance of this credit has been valued at its amortized cost and it has been included in “Other non-current receivables.”

f)	Others

In addition to the matters discussed above, the TGS is a part of to certain lawsuits and administrative proceedings arising in the ordinary course of business.

10.	BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Transactions with related parties are carried out in the ordinary course of business according to common practices. The terms of these transactions are comparable to those offered by or obtained from unaffiliated parties.

Technical Assistance Agreement

Petrobras Argentina is TGS’s technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Petrobras Argentina is in charge of providing services related to the operation and maintenance of the natural gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company. In December 2011, TGS and Petrobras Argentina approved the renewal of the Technical Assistance Agreement for a three-year term, expiring in December 2014.

Commercial transactions

On September 24, 2013, The Board of Directors approved the agreement signed with Petrobras Argentina to transfer natural gas and richness to TGS, which will be in force since October 1, 2013 and for one year. The price, which is denominated in US dollars, is determined according to common practices.

Moreover, TGS, under certain agreements, processes the natural gas in Cerri Complex and commercializes the liquids, renders natural gas transportation services and other services to its related companies, mainly to Petroleo Brasileiro; Petrobras Global and Compañía Mega.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013, 2012 AND 2011

(Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Financial transactions. Loan agreement with Pampa Energía.

On October 5, 2011, TGS granted a US$26 million loan to Pampa Energía. Proceeds from the loan were used by Pampa Energía to exercise the option contained in the “Call Option Agreement”. Additionally, to guarantee compliance with its obligations, Pampa Energy created a pledge on the rights that correspond to the arbitration actions of Ponderosa Assets LP and Enron Creditors Recovery Corp. against Argentine Government acquired upon exercise of the option mentioned above. For more information, see Note 16.a.

After several extensions of the maturity, on May 7, 2013, TGS´s Board of Directors approved the amendments of certain terms and conditions of the loan granted to Pampa Energía, among others:

i)	The expiration date will run on October 6, 2014, with option of an automatic renewal for one additional period of one year.

ii)

The loan must be paid or prepaid compulsorily by the assignment of rights and obligations to TGS of all assigned to Pampa Energía, mentioned in Note 16.a, Ponderosa Assets LP and Enron Creditors Recovery Corp against Argentina in the event that, on or before the due date: (a) the 20% effective increase on the tariff schedule has been granted to TGS, under the provisions of the Transitional Agreement approved by Presidential Decree No. 1918/09 or (b) it has been granted to TGS: (x) the tariff adjustment as provided by the Adjustment Agreement initialed by TGS approved by the Board of Directors Meeting held on October 5, 2011, or (y) any other compensatory arrangements implemented by any mechanism or system of tariff revision in the future to replace those currently in force under the Public Emergency Law with an equivalent economic effect on TGS.

iii)	In all cases, the compensatory and punitive interest will be canceled or prepaid in free trade US dollars.

iv)

The current interest rate is equivalent to 6.8% annual plus VAT and, if the loan is extended, to the market rate to be determined for the next annual period, counted from October 6, 2014 until the date of full payment of the amounts due under the loan.

As of December 31, 2013, the loan granted to Pampa Energía was exposed in “Other non-current investments” However, as of December 31, 2012 and 2011, it was exposed in “Current investments”.

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of December 31, 2013, 2012 and 2011 is as follows:

	2013		2012		2011
			(non-audited)		(non-audited)
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Affiliate which exercises joint control:
Petrobras Argentina	12,614	25,176	32,503	18,907	13,920	27,756
Affiliate which exercises significant influence:
Pampa Energía	194,154	—	138,523	—	112,640	—
Affiliates with significant influence:
Link	223	—	184	—	334	—
TGU	—	—	—	—	—	—
Other related companies:
Petrobras Global	—	—	89,835	—	—	—
Petroleo Brasileiro	39,573	—	47,020	—	38,628	—
PIFC	—	—	—	—	—	—
Compañía Mega S.A.	5,357	—	3,765	—	3,197	—
Refinor S.A.	—	—	—	—	409	—
WEB S.A.	382	—	2,010	—	948	—

Total	252,303	25,176	313,840	18,907	170,076	27,756

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013, 2012 AND 2011

(Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

The detail of significant transactions with related parties for the years ended December 31, 2013, 2012 and 2011 is as follows:

Year ended December 31, 2013 (non-audited)

	Revenues			Costs		Financial Results
Company	Natural Gas Transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Interests loss	Interests earned
Affiliate which exercises joint control:
Petrobras Argentina	31,698	—	34,924	147,977	52,953	—	—
Affiliate which exercises significant influence:
Pampa Energía	—	—	—	—	—	—	7,608
Affiliates with significant influence:
Link	—	—	1,995	—	—	—	—
EGS	—	—	47	—	—	—	—
Other related companies:
Pampa Argentina S.A.	—	—	—	—	—	130	—
Compañía Mega S.A.	764	43,080	30	—	—	—	—
Refinor S.A.	—	—	—	—	—	—	—
WEB S.A.	3,080	—	—	—	—	—	—
Petroleo Brasileiro	—	343,150	—	—	—	—	—
Petrobras Global	—	373,791	—	—	—	—	—

Total	35,542	760,021	36,949	147,977	52,953	130	7,608

Year ended December 31, 2012

	Revenues				Costs		Financial Results
Company	Natural Gas Transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Interests loss	Interest earned
Affiliate which exercises joint control:
Petrobras Argentina	32,360	22,846	29,256	71,255	52,046	—	—
Affiliate which exercises significant influence:
Pampa Energía	—	—	—	—	—	—	6,665
Affiliates with significant influence:
Link	—	—	1,737	—	—	—	—
EGS	—	—	47	—	—	—	—
Other related companies:
Inversiones Inversiones I	—	—	—	—	—	123	—
PIFC	757	32,434	1,371	—	—	—	—
Compañía Mega S.A.	—	—	757	—	—	—	—
Refinor S.A.	3,048	—	—	—	—	—	—
WEB S.A.	—	256,447	—	—	—	—	—
Petroleo Brasileiro	—	487,314	—	—	—	—	—

Total	36,165	799,041	33,168	71,255	52,046	123	6,665

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013, 2012 AND 2011

(Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Year ended December 31, 2011 (non-audited):

	Revenues			Costs
Company	Natural Gas Transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance
Affiliate which exercises joint control:
Petrobras Argentina	32,801	46,159	24,903	4,766	41,050
Affiliate which exercises significant influence:
Pampa Energía	—	—	—	—	—
Affiliates with significant influence:
Link	—	—	1,661	—	—
EGS	—	—	66	—	—
Other related companies:
PIFC	—	—	—	—	—
Compañía Mega S.A.	—	9,332	—	—	—
Refinor S.A.	752	32,630	2,270	—	—
WEB S.A.	—	—	1,939	—	—
Petroleo Brasileiro	3,021	—	—	—	—
Ärea Santa Cruz II U.T.E.	—	195,094	—	—	—

Total	36,574	283,215	30,839	4,766	41,050

11.	SUBSIDIARY AND AFFILIATES

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

AS OF DECEMBER 31, 2013, 2012 AND 2011

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

In October 2012, ENARGAS issued a resolution which authorizes EGS to transfer the connection pipeline and service offerings in operation to TGS. On December 17, 2013 the sale of all the fixed assets of EGS to TGS for an amount of US$ 350,000 was made.

12.	SUBSEQUENT EVENTS

The financial statements were authorized for issuance by the Board on February 11, 2014.

No subsequent events between the end of the fiscal year ended December 31, 2013 and the date of the issuance (authorization) of these consolidated financial statements have had a material effect on the financial position or the results of operations of the Company, except for the mentioned below:

Exchange Offer

In order to improve the maturity profile of TGS’s financial debt, in January 2014 the Company launched an offer for a voluntary exchange of the 2007 Notes. To this end, on January 3, 2014, the CNV issued Resolution No. 17,262.

On January 10, 2014, TGS launched an exchange offer for the Series I notes created under the Global Program 2007 to its creditors. The terms of issuance of the new notes do not change financial restrictions on those in force for Series I notes created under the Global Program 2007 (for more information see note 12).

The period of acceptance of this offer expired on February 7, 2014. Considering the percentage of acceptance received which amounted to 67%, the financial debt of the Company was comprised as follows:

	Series I Global Program 2007 Notes		Series I Global Program 2014 Notes
Amount in US$	123,283,000		255,451,506
Interest Rate	7.875% annual		9.625% annual

Amortization	Scheduled Payment Date	Percentage of Original Principal Amount	Scheduled Payment Date	Percentage of Original Principal Amount
	May 14, 2014	25%	May 14, 2014	25%
	May 14, 2015	25%	May 14, 2018	25%
	May 14, 2016	25%	May 14, 2019	25%
	May 14, 2017	25%	May 14, 2020	25%
Frequency of Interest Payment	Semiannual, payable May 14 and November 14 of each year.		Semiannual, payable May 14 and November 14 of each year.
Guarantor	None		None

Transitory tariff increase

On April 7, 2014, the ENARGAS issued Resolution No. I-2852 (the “Resolution No. I-2852”). It published the new rate schedules authorizing an increase to the rate applicable to the natural gas firm and interruptible transportation rates. The increase in the rate is set forth in three stages, as follows: 8% from April 1, 2014, 5.5% from June 1, 2014 and 5.3% from August 1, 2014, reaching from August 1, 2014, a cumulative increase of 20%.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013, 2012 AND 2011

(Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Additionally, in line with 2008 Transitional Agreement, according to Resolution No. I-2852, the funds generated by this tariff increase would be temporarily deposited in a trust fund for the payment of maintenance works according to an investment plan submitted by us and previously approved by the ENARGAS. According to Resolution No. I-2852, at least 5% of the proceeds of the transitional rate adjustment must be deposited in the trust fund, the remaining balance of the increase will be managed by us for the fulfillment of that investment plan.

However this is only a partial implementation of the 2008 Transitional Agreement. According to its terms, the 2008 Transitional Agreement will be in force under the terms of the Presidential Decree No. 1,918/09 until the effective date of the integral license renegotiation agreement to be signed with the Government. The Company will continue performing all the legal actions began to obtain the complete enforcement of the 2008 Transitional Agreement.

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

c)	Present value accounting of other tax receivables

Under Argentine GAAP, long term tax receivables and (except for deferred tax assets and liabilities) are measured based on their best estimate of the present value of amounts expected to be collected or paid, as applicable. Under US GAAP, present valuing or discounting of these tax assets is not permitted.

This difference leads to lower financial expenses under US GAAP.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013, 2012 AND 2011

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

Under US GAAP, as of December 31, 2012 and 2011 receivables arising from transactions with customers in the normal course of business, under customary trade terms not exceeding one year, are generally accounted for at their nominal value, including accrued interest, if applicable.

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

AS OF DECEMBER 31, 2013, 2012 AND 2011

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

Ricardo I. Monge
Board of Directors’ Chairman

EXHIBIT A

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2013, 2012 AND 2011

PROPERTY, PLANT AND EQUIPMENT, NET

(In thousands of Argentine pesos as described in Note 2.c.)

	2013													2012	2011
						(non-audited)									(non-audited)
	Cost					Depreciation
Main Account	Beginning of the year	Additions	Retirements	Transfers	End of the year	Accumulated at the beginning of the year	Retirements	For the year	Rate %	Accumulated at the end of the year	Impairment		Net book value	Net book value	Net book value
Pipelines	3,583,938	2,210	—	26,129	3,612,277	1,263,152	—	85,499	(1) 2.2	1,348,651	—		2,263,626	2,320,786	2,382,904
Compressor plants	1,322,490	—	—	31,596	1,354,086	699,420	—	62,852	(1) 3.3 to 25	762,272	—		591,814	623,070	613,979
Other industrial plants	2,868	—	—	—	2,868	260	—	98	(1) 3.3	358	—		2,510	2,608	836
Stations of regulation and/or measurement of pressure	124,787	—	—	1,616	126,403	72,504	—	5,136	(1) 4	77,640	—		48,763	52,283	55,171
Other technical installations	28,342	—	—	—	28,342	18,019	—	1,008	(1) 6.7	19,027	—		9,315	10,323	6,883

Subtotal assets related to gas transportation service	5,062,425	2,210	—	59,341	5,123,976	2,053,355	—	154,593	—	2,207,948	—		2,916,028	3,009,070	3,059,773
Assets related to gas upstream service	198,378	—	665	7,371	205,084	95,959	147	7,857	2.2 to 25	103,669	—		101,415	102,419	38,812
Assets related to liquids production and commercialization service	648,348	—	—	28,763	677,111	441,704	—	41,902	(1) 5.9	483,606	—		193,505	206,644	221,276
Lands	6,279	—	—	—	6,279	—	—	—	—	—	—		6,279	6,279	5,637
Buildings and constructions	182,031	—	—	2,634	184,665	88,937	—	4,261	2	93,198	—		91,467	93,094	93,572
Fittings and fixtures in buildings	5,692	—	—	—	5,692	3,242	—	297	4	3,539	—		2,153	2,450	2,604
Machinery, equipment and tools	39,034	1,752	—	2,250	43,036	33,596	—	1,345	6.7 to 20	34,941	—		8,095	5,438	5,687
Computers and telecommunication systems	343,322	—	—	20,052	363,374	241,719	—	22,716	6.7 to 20	264,435	—		98,939	101,603	102,550
Vehicles	24,621	3,599	98	—	28,122	16,987	98	2,321	10 and 20	19,210	—		8,912	7,634	4,686
Furniture	13,122	9	—	16	13,147	12,541	—	104	10	12,645	—		502	581	701
Capitalization of foreign exchange loss (1)	177,272	—	—	—	177,272	83,712	—	7,521	(1) 4.2	91,233	—		86,039	93,560	101,081
Materials	176,850	104,125	3,373	(50,901)	226,701	—	—	—	—	—	—		226,701	176,850	148,203
Line pack	13,872	—	—	—	13,872	1,618	—	—	—	1,618	—		12,254	12,254	12,254
Works in progress	140,287	153,990	—	(69,526)	224,751	—	—	—	—	—	—		224,751	140,287	186,617
Advances to suppliers of property, plant and equipment	42,356	—	2,424	—	39,932	—	—	—	—	—	—		39,932	42,356	29,103

Total 2013	7,073,889	265,685	6,560	—	7,333,014	3,073,370	245	242,917		3,316,042	—		4,016,972

Total 2012	6,887,221	224,329	37,661	—	7,073,889	2,855,065	15,365	233,670		3,073,370	—			4,000,519

Total 2011	6,719,974	177,177	9,930	—	6,887,221	2,641,152	6,475	220,388		2,855,065	19,600	(2)			4,012,556

(1)	See Note 2.i).
(2)	Corresponding to the impairment of obsolete turbines, Enargas authorized its retirement on November 1, 2012

EXHIBIT C

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2013, 2012 AND 2011

NON-CURRENT INVESTMENTS

(In thousands of Argentine pesos, as described in Note 2.c.)

	2013											2012		2011
												(non-audited)		(non-audited)
						Issuer information
	Description of securities						Lastest financial statements issued
Name and issuer	Face value	Amount	Cost	Book value		Main business	Date	Common stock	Net (loss) / income for the period	Shareholder’s equity	% of Common Stock	Book value		Book value
Transporte y Servicios de Gas en Uruguay S.A.	Uruguayan peso 1	196,000	5	1,667		Pipeline Maintenance	09/30/2013	28	139	3,403	49.00	1,528		1,328
														58,453
Goodwill (2)				58,453								58,453
Goodwill Amortization (2)				(29,688)								(27,440)		(22,482)
Emprendimientos de Gas del Sur S.A.	Ps.1	116,130	116	1,929		Pipeline construction and operation services	09/30/2013	237	239	3,937	49.00	1,690		1,498

Subtotal				32,361
Gas Link S.A.	Ps.1	502,962	503	(801	)(2)	Pipeline construction and operation services	09/30/2013	1,026	(894)	5,165	49.00	93	(1)	395	(1)

Total				31,560								34,324		39,192

(1)	Includes the elimination of intercompany profits. See Note 2.h).
(2)	Included in “Other current liabilities”.
(3)	Corresponds to the capitalization of foreign exchange difference.

EXHIBIT D

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2013, 2012 AND 2011

CURRENT INVESTMENTS

(In thousands of Argentine pesos as described in Note 2.c.)

	2013	2012	2011
	(non-audited)		(non-audited)
Mutual funds in local currency	228,817	60,286	22,876
Mutual funds in foreign currency	—	—	562,905
Public Bonds	112,100	—	—
Bank accounts in foreign currency	551	58,905	68,439
Time deposits in local currency	778,218	463,509	—
Time deposits in foreign currency	—	23,350	21,370
Loans granted to related parties in foreign currency (Note 10)	—	138,523	112,640

Total current investments	1,119,686	744,573	788,230

EXHIBIT E

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2013, 2012 AND 2011

ALLOWANCES AND PROVISIONS FOR CONTINGENCIES

(In thousands of Argentine pesos as described in Note 2.c)

Main account		Beginning of the year	Additions		Applications	Decreases		End of the year
		(non-audited)
Deducted from assets

Allowance for doubtful accounts	2013	31,300	—		8,892	18,287	(3)	4,121

	2012	31,173	127	(1)	—	—		31,300

	2011	27,892	3,281	(1)	—	—		31,173

Allowance for deferred tax assets	2013	—	10,675	(4)	—	—		10,675

	2012	—	—		—	—		—

	2011	213,421	—		—	213,421		—

Included in liabilities

Provision for contingencies	2013	144,054	27,939	(2)	18,547	10,034	(3)	143,412

	2012	130,764	15,982	(3)	84	2,608	(3)	144,054

	2011	106,922	25,772	(3)	1,093	837	(3)	130,764

(1)	Included in “Selling expenses”
(2)	Ps. 11,405 included in “Other expense, net” and Ps. 16,534 included in “Financial expenses”.
(3)	Included in “Other expense, net”.
(4)	Included in “Income tax expense”.

EXHIBIT F

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

COST OF SALES FOR THE YEARS

ENDED DECEMBER 31, 2013, 2012 AND 2011

(In thousands of Argentine pesos as described in Note 2.c.)

	2013	2012	2011
	(non-audited)		(non-audited)
Inventories at the beginning of the year	54,282	7,588	12,911
Natural gas purchases	744,249	681,768	319,417
Operating costs (Exhibit H)	804,144	716,660	612,246
Inventories at the end of the year	(7,356)	(54,282)	(7,588)

Cost of sales	1,595,319	1,351,734	936,986

EXHIBIT G

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2013, 2012 AND 2011

FOREIGN CURRENCY ASSETS AND LIABILITIES

(In thousands of Argentine pesos as described in Note 2.c.)

	2013					2012			2011
	Foreign currency and amount (in thousands)		Exchange rate		Amount in local currency	Foreign currency and amount (in thousands)		Amount in local currency	Foreign currency and amount (in thousands)		Amount in local currency
								(non-audited)			(non-audited)
CURRENT ASSETS
Cash and deposits in banks	US$	12,439	6.481	(1)	80,617	US$	11,837	57,694	US$	17,529	74,744
Investments, net	US$	16,915	6.481	(1)	109,626	US$	45,297	220,777	US$	179,492	765,354
Account receivables, net	US$	34,128	6.481	(1)	221,184	US$	41,204	200,829	US$	38,550	164,377
Other receivables	US$	5,190	6.481	(1)	33,636	US$	3,359	16,372	US$	5,260	22,429

					445,063			495,672			1,026,904

NON CURRENT ASSETS
Account receivables	US$	—	6.481	(1)	—	US$	509	2,481	US$	1,446	6,166
Other investments	US$	32,913	6.481	(1)	213,309	US$	—	—	US$	—	—
Property, plant and equipment, net	US$	1,607	6.481	(1)	10,415	US$	3,007	14,656	US$	4,770	20,339
	Euros	2,407	7.778	(1)	18,722	Euros	2,718	17,499	Euros	1,083	5,993

					242,446			34,636			32,498

					687,509			530,308			1,059,402

CURRENT LIABILITIES
Accounts payable	US$	10,478	6.521	(2)	68,327	US$	8,347	41,017	US$	11,832	50,925
	Euros	—			—	Euros	—	—	Euros	10	56
Tax Payable	US$	18	6.521	(2)	117	US$	4	22	US$	1	4
Loans	US$	97,620	6.521	(2)	636,578	US$	3,837	18,856	US$	338,466	1,456,758
Advances from customers	US$	—	6.521	(2)	—	US$	2,041	10,029	US$	2,041	8,784

					705,022			69,924			1,516,527

NON CURRENT LIABILITIES
Loans	US$	304,360	6.521	(2)	1,984,732	US$	396,952	1,950,623	US$	396,096	1,704,799
Advances from customers	US$	—	6.521	(2)	—	US$	—	—	US$	77	330

					1,984,732			1,950,623			1,705,129

					2,689,754			2,020,547			3,221,656

(1)	Buy exchange rate at the end of the year.
(2)	Sell exchange rate at the end of the year.
US$:	United States of America dollars

EXHIBIT H

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A

CONSOLIDATED INFORMATION REQUIRED UNDER ART 64, PARAGRAPH I, CLAUSE b) BUSINESS ASSOCIATIONS LAW

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

	(In thousands of Argentine pesos as described in Note 2.c.)
	2013							2012		2011
	(non-audited)									(non-audited)
Accounts	Total	Regulated Activities	Non Operating Activities	Administrative expenses (2)	Selling expenses (3)		Financial expense	Total		Total
Salaries, wages and other contributions	305,657	169,043	60,064	58,276	18,274		—	241,779		199,973
Social security taxes	55,159	27,184	10,736	13,290	3,949		—	43,260		35,450
Compensation of Directors and Supervisory Committee	2,957	—	—	2,957	—		—	2,322		2,163
Professional services fees	15,199	355	862	13,405	577		—	14,442		16,521
Technical operator assistance fees	52,952	6,425	46,527	—	—		—	52,046		41,050
Materials	18,790	5,886	12,904	—	—		—	14,389		12,298
Third parties services	30,706	11,140	14,801	4,765	—		—	24,873		20,911
Telecommunications and postal expenses	2,847	474	595	1,569	209		—	2,434		2,444
Rents	1,354	310	95	882	67		—	1,230		958
Transportation and freight	10,694	7,634	2,875	178	7		—	9,051		6,314
Easements	18,172	18,172	—	—	—		—	15,605		17,392
Offices supplies	1,068	362	131	444	131		—	977		980
Travel expenses	3,981	2,190	636	836	319		—	3,662		4,039
Insurance	15,987	9,099	5,491	1,371	26		—	13,730		11,677
Property, plant and equipment maintenance	83,193	54,970	25,807	2,025	391		—	75,068		64,883
Depreciation of property, plant and equipment	242,917	166,326	63,271	13,320	—		—	233,670		220,388
Taxes and contributions	489,735	43,793	10,904	1,970	433,068	(1)	—	443,498	(1)	284,864	(1)
Advertising	45	—	—	—	45		—	545		72
Doubtful accounts	—	—	—	—	—		—	127		3,281
Bank expenses	1,135	—	—	1,092	43		—	872		561
Interest expense	230,864	—	—	—	—		230,864	206,603		189,785
Foreign exchange loss	627,182	—	—	—	—		627,182	325,031		233,172
Other expenses and financial charges	30,466	—	—	—	—		30,466	21,069		25,556
Operations among business segments	—	(6,603)	6,603	—	—		—	—		—
Costs of services rendered to third parties	16,571	—	16,571	—	—		—	32,381		20,598
Other expenses	12,513	5,148	3,363	3,744	258		—	9,279		10,682

Total 2013	2,270,144	521,908	282,236	120,124	457,364		888,512

Total 2012		473,413	243,247	95,347	423,233		552,703	1,787,943

Total 2011		406,521	205,725	87,855	277,398		448,513			1,426,012

(1)	Includes tax on exports of Ps. 363,435, Ps.357,409 and Ps.219,559 for the years ended December 31, 2013, 2012 and 2011 respectively.
(2)	From the total of Administrative Expenses, Ps. 24,483, Ps. 14,740 and Ps. 17,012 correspond to the non regulated activities for the years ended December 31, 2013, 2012 and 2011, respectively.
(3)	From the total of Selling Expenses, Ps. 428,758, Ps. 396,629 and Ps. 247,960 correspond to the non regulated activities for the years ended December 31, 2013, 2012 and 2011, respectively.

EXHIBIT I

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2013

DETAIL OF MATURITIES OF INVESTMENTS, RECEIVABLES AND LIABILITIES

(In thousands of Argentine pesos as described in Note 2.c.)

	Investments (1)	Receivables (2)	Loans	Other liabilities (3)

Without specified maturity	—	43,772	—	31,160

With specified maturity

* Overdue

Until 12-31-2012	—	9,235	—	46,483
From 01-01-13 to 03-31-13	—	5,647	—	402
From 04-01-13 to 06-30-13	—	5,436	—	402
From 07-01-13 to 09-30-13	—	12,831	—	402
From 10-01-13 to 12-31-13	—	30,803	1,971	411

Total Overdue	—	63,952	1,971	48,100

* Non-due:

From 01-01-14 to 03-31-14	1,119,686	536,357	3,274	465,135
From 04-01-14 to 06-30-14	—	9,522	635,984	33,409
From 07-01-14 to 09-30-14	—	2,566	2,939	4,899
From 10-01-14 to 12-31-14	—	2,500	4,571	4,899
During 2015	194,154	9,998	784,788	22,566
During 2016	—	14,127	622,382	24,153
During 2017	—	10,001	611,164	17,528
During 2018	19,155	4,339	—	16,203
From 2019 onwards	—	3,797	—	231,455

Total non-due	1,332,995	593,207	2,665,102	820,247

Total with specific maturity	1,332,995	657,159	2,667,073	868,347

Total	1,332,995	700,931	2,667,073	899,507

(1)	Includes mutual funds, loans, time deposits, public and private and bank accounts. Such investments bear floating interest rates, except for Ps. 194,154 wich bear interests at 6.8% plus VAT annual.
(2)

Includes account receivables and other receivables, without the allowance for doubtful accounts. Said credits do not bear interests, except for Ps. 3,677 which bear interests at 5.52% ‘semi-annual rate and Ps. 45,581 which bears CER plus a spread of 8%. The total credits without specific maturity correspond to non-current assets.

(3)

Corresponds to the total non financial liabilities, except for provisions for contingencies. From the total Other liabilities without specified maturity, Ps. 1,224 correspond to current liabilities and Ps. 29,936 to non-current liabilities.

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

The unaudited supplemental information on oil and gas exploration and production activities for 2013, 2012 and 2011 has been presented in accordance with the new reserve estimation and disclosure rules, which may not be applied retrospectively.

The following information for the oil and gas producing activities has been prepared in accordance with the methodology prescribed by ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities – Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities) and includes the Company’s and its subsidiaries’ oil and gas production activities as well as the equity shares in its associates valued by the equity method. The Company has oil and gas properties in Argentina and other countries in Latin America.

Amounts are stated in millions of pesos.

Capitalized costs

The following table presents the capitalized costs as of December 31, 2013, 2012 and 2011, for proved and unproved oil and gas properties, and the related accumulated depreciation and allowances, which reduce the value of assets.

	Consolidated Companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(Stated in millions of Argentine pesos)
December 31, 2013

Proved properties:
Equipment, camps and other facilities	4,818	85	4,903	—	—	—
Mining properties and wells	13,097	1,056	14,153	—	3,730	3,730
Unproved properties	298	—	298	—	—	—

Total capitalized costs	18,213	1,141	19,354	—	3,730	3,730

Accumulated depreciation and allowances which reduce the value of assets	(11,612)	(637)	(12,249)	—	(1,181)	(1,181)

Total net capitalized costs	6,601	504	7,105	—	2,549	2,549

	Consolidated Companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(Stated in millions of Argentine pesos)
December 31, 2012

Proved properties:
Equipment, camps and other facilities	4,580	64	4,644	—	—	—
Mining properties and wells	11,250	635	11,885	—	2,900	2,900
Unproved properties	116	—	116	—	—	—

Total capitalized costs	15,946	699	16,645	—	2,900	2,900

Accumulated depreciation and allowances which reduce the value of assets	(10,116)	(462)	(10,578)	—	(807)	(807)

Total net capitalized costs	5,830	237	6,067	—	2,093	2,093

	Consolidated Companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(Stated in millions of Argentine pesos)
December 31, 2011

Proved properties:
Equipment, camps and other facilities	4,481	88	4,569	5	—	5
Mining properties and wells	8,324	518	8,842	390	2,790	3,180
Unproved properties	173	—	173	—	—	—

Total capitalized costs	12,978	606	13,584	395	2,790	3,185

Accumulated depreciation and allowances which reduce the value of assets	(8,489)	(383)	(8,872)	(203)	(635)	(838)

Total net capitalized costs	4,489	223	4,712	192	2,155	2,347

Costs incurred

The following table presents those costs capitalized as well as expensed that were incurred during each of the years ended as of December 31, 2013, 2012 and 2011. The acquisition of properties includes the cost of acquisition of proved or unproved oil and gas properties. Exploration costs include geological and geophysical costs, costs necessary for retaining undeveloped properties, and drilling costs and exploratory well equipment. Development costs include drilling costs and equipment for developmental wells, costs incurred in improved recovery, the construction of facilities for extraction, treatment and storage of hydrocarbons and all necessary costs to maintain facilities for the existing developed reserves.

	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(Stated in millions of Argentine pesos)
At December 31, 2013

Acquisition of properties:
- Proved	—	—	—	—	—	—
- Unproved	59	—	59	—	—	—
Exploration costs	315	—	315	—	—	—
Development costs	2,087	31	2,118	—	240	240

Total costs incurred	2,461	31	2,492	—	240	240

	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(Stated in millions of Argentine pesos)
At December 31, 2012
Acquisition of properties:
- Proved	1,214	—	1,214	—	—	—
- Unproved	28	—	28	3	—	3
Exploration costs	110	—	110	1	—	1
Development costs	1,576	26	1,602	30	95	125

Total costs incurred	2,928	26	2,954	34	95	129

At December 31, 2011

Acquisition of properties:
- Proved	—	—	—	—	—	—
- Unproved	—	—	—	—	—	—
Exploration costs	402	—	402	4	—	4
Development costs	1,212	21	1,233	66	98	164

Total costs incurred	1,614	21	1,635	70	98	168

Results of operations

The breakdown of results of the operations shown below summarizes revenues and expenses directly associated with oil and gas-producing activities for the years ended December 31, 2013, 2012 and 2011. These activities are a part of the Oil and Gas Exploration and Production segment. This breakdown does not include any allocation of financial costs or expenses from Corporate and therefore it is not necessarily an indicator of the contribution in operations for oil and gas producing activities to the net income of the Company. Income tax for the years presented was calculated utilizing the deferred income tax criteria.

	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(Stated in millions of Argentine pesos)
At December 31, 2013

Net sales:
- to third parties	1,625	189	1,814	—	1,172	1,172
- transfers to other operations	6,024	—	6,024	—	—	—

Total net sales	7,649	189	7,838	—	1,172	1,172
Production costs:
- Operating costs	(2,525)	(77)	(2,602)	—	(306)	(306)
- Royalties and other	(1,169)	(9)	(1,178)	—	(293)	(293)

Total production costs	(3,694)	(86)	(3,780)	—	(599)	(599)
Exploration costs	(82)	—	(82)	—	—	—
Depreciation, depletion, amortization and allowances which reduce the value of assets	(1,934)	(27)	(1,961)	—	(985)	(985)

Results of operations before income tax	1,939	76	2,015	—	(412)	(412)
Income tax	(679)	(20)	(699)	—	59	59

Total Results of oil and gas operations	1,260	56	1,316	—	(353)	(353)

	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(Stated in millions of Argentine pesos)
At December 31, 2012
Net sales:
- to third parties	874	168	1,042	109	845	954
- transfers to other operations	5,071	—	5,071	1	—	1

Total net sales	5,945	168	6,113	110	845	955
Production costs:
- Operating costs	(1,854)	(72)	(1,926)	(25)	(269)	(294)
- Royalties and other	(987)	(10)	(997)	(14)	(195)	(209)

Total production costs	(2,841)	(82)	(2,923)	(39)	(464)	(503)
Exploration costs	(212)	—	(212)	(1)	—	(1)
Depreciation, depletion, amortization and allowances which reduce the value of assets	(1,484)	(23)	(1,507)	(23)	(380)	(403)

Results of operations before income tax	1,365	63	1,471	47	1	48
Income tax	(478)	(17)	(495)	(19)	(53)	(72)

Total Results of oil and gas operations	887	46	976	28	(52)	(24)

	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(Stated in millions of Argentine pesos)
At December 31, 2011
Net sales:
- to third parties	16	160	176	170	1,025	1,195
- transfers to other operations	3,968	—	3,968	28	—	28

Total net sales	3,984	160	4,144	198	1,025	1,223
Production costs:
- Operating costs	(1,329)	(64)	(1,393)	(54)	(169)	(223)
- Royalties and other	(697)	(5)	(702)	(26)	(336)	(362)

Total production costs	(2,026)	(69)	(2,095)	(80)	(505)	(585)
Exploration costs	(391)	—	(391)	(4)	—	(4)
Depreciation, depletion, amortization and allowances which reduce the value of assets	(1,011)	(20)	(1,031)	(56)	(513)	(569)

Results of operations before income tax	556	71	627	58	7	65
Income tax	(192)	(19)	(211)	(23)	(73)	(96)

Total Results of oil and gas operations	364	52	416	35	(66)	(31)

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

The Company estimates its reserves at least once a year. The Company’s reserves estimation as of December 31, 2013, 2012 and 2011 was evaluated by DeGolyer and MacNaughton. The technical revision covered approximately 73%, 76% and 73% respectively, of the Company’s estimated reserves. DeGolyer and MacNaughton evaluated the proved oil and natural gas reserve estimates in accordance with Rule 4-10 of Regulation S-X, promulgated by the SEC, and in accordance with the oil and gas reserves disclosure provisions of ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities-Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities). We provided all information required during the course of the evaluation process to the auditor’s satisfaction.

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

The following table sets forth the estimated proved reserves of oil (includes crude oil, condensate and natural gas liquids) and natural gas as of December 31, 2013, 2012 and 2011:

	CRUDE OIL, CONDENSATE AND NATURAL GAS LIQUIDS IN THOUSANDS OF BARRELS					NATURAL GAS IN MILLIONS OF CUBIC FEET
	Consolidated companies		Equity Method Investment		Total	Consolidated companies		Equity Method Investment		Total
Proved reserves (developed and undeveloped)	Argentina	Rest of Latin-America	Argentina	Venezuela		Argentina	Rest of Latin- America	Argentina	Venezuela
Reserves as of December 31, 2010 (*)	70,532	—	3,850	33,439	107,821	775,275	—	8,260	59,721	843,256

Increase (Decrease) originated in:
Revisions of previous estimates	90	—	73	(1,071)	(908)	(6,315)	—	(250)	(14,979)	(21,544)
Improved recovery	1	—	5	—	6	2	—	6	—	8
Extensions and discoveries	2,033	—	662	—	2,695	63,056	—	1,707	—	64,763
Purchase of proved reserves in place	—	—	—	—	—	—	—	—	—	—
Sale of proved reserves in place	—	—	—	—	—	—	—	—	—	—
Year’s production	(13,768)	—	(782)	(2,831)	(17,381)	(99,365)	—	(1,297)	(1,290)	(101,952)

Reserves as of December 31, 2011 (*)	58,888	—	3,808	29,537	92,233	732,653	—	8,426	43,452	784,531

Increase (Decrease) originated in:
Revisions of previous estimates	(2,662)	—	36	(3,800)	(6,426)	22,024	—	96	(4,913)	17,207
Extensions and discoveries	4,393	—	272	1,130	5,795	14,618	—	440	8,802	23,860
Purchase of proved reserves in place	19,674	—	(3,779)	—	15,895	43,686	—	(8,391)	—	35,295
Sale of proved reserves in place	—	—	—	—	—	—	—	—	—	—
Year’s production	(16,048)	—	(337)	(2,337)	(18,722)	(100,515)	—	(571)	(886)	(101,972)

Reserves as of December 31, 2012 (*)	64,245	—	—	24,530	88,775	712,466	—	—	46,455	758,921

Increase (Decrease) originated in:
Revisions of previous estimates	67	—	—	(1,086)	(1,019)	65,774	—	—	(4,362)	61,412
Extensions and discoveries	—	—	—	—	—	—	—	—	—	—
Purchase of proved reserves in place	13,204	—	—	—	13,204	9,260	—	—	—	9,260
Sale of proved reserves in place	—	—	—	—	—	—	—	—	—	—
Year’s production	(16,675)	—	—	(2,020)	(18,695)	(92,213)	—	—	(620)	(92,833)

Reserves as of December 31, 2013 (*)	60,841	—	—	21,424	82,265	695,287	—	—	41,473	736,760

(*) Includesproved developed reserves:

As of December 31, 2011	41,789	—	2,993	17,484	62,266	351,273	—	6,754	20,179	378,206
As of December 31, 2012	48,936	—	—	12,670	61,606	358,319	—	—	14,582	372,901
As of December 31, 2013	43,802	—	—	12,448	56,250	320,642	—	—	14,868	335,510
Bolivian proved reserves were not classified as such in 2013, 2012 and 2011 due to changes introduced to the Bolivian Constitution, which restrict the disclosure of estimated reserves for properties under its authority.

The estimated reserves were subjected to economic evaluation to determine their economic limits. Such estimated reserves in Argentina for years ended in 2013, 2012 and 2011 are stated prior to the payment of any royalties as they have the same impact as taxes on production and are not paid in kind, and therefore are treated as operating costs.

In Venezuela, as of December 31, 2013, 2012 and 2011, estimated reserves were calculated on the basis of the contractual structure in force, and are stated before royalties and are computed by multiplying our ownership in each mixed company by the proved reserve volumes of the relevant mixed company.

	2013		2012		2011
	Crude Oil, Condensate and Natural Gas Liquids	Natural Gas	Crude Oil, Condensate and Natural Gas Liquids	Natural Gas	Crude Oil, Condensate and Natural Gas Liquids	Natural Gas
	In thousands of barrels	In millions of cubic feet	In thousands of barrels	In millions of cubic feet	In thousands of barrels	In millions of cubic feet
Net proved developed reserves:
Consolidated entities
Argentina	43,802	320,642	48,936	358,319	41,789	351,273
Rest of Latin-America	—	—	—	—	—	—

	43,802	320,642	48,936	358,319	41,789	351,273

Equity method investees
Argentina	—	—	—	—	2,993	6,754
Venezuela	12,448	14,868	12,670	14,582	17,484	20,179

	12,448	14,868	12,670	14,582	20,477	26,933

Total consolidated and equity method investees	56,250	335,510	61,606	372,901	62,266	378,206

Net proved undeveloped reserves:
Consolidated entities
Argentina	17,039	374,645	15,309	354,147	17,099	381,380
Rest of Latin-America	—	—	—	—	—	—

	17,039	374,645	15,309	354,147	17,099	381,380

Equity method investees
Argentina	—	—	—	—	815	1,672
Venezuela	8,976	26,605	11,860	31,873	12,053	23,273

	8,976	26,605	11,860	31,873	12,868	24,945

Total consolidated and equity method investees	26,015	401,250	27,169	386,020	29,967	406,325

Standardized measure of discounted future net cash flows

The following table discloses estimated future net cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas. As prescribed by SEC Modernization of Oil and Gas Reporting rules and ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities – Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities), such future net cash flows were estimated using the average first-day-of-the-month price during the 12-month period for 2013, 2012 and 2011 and using a 10% annual discount factor. Future development and abandonment costs include estimated drilling costs, development and exploitation installations and abandonment costs. These future development costs were estimated based on evaluations made by the Company and the operators of the fields in which the Company has an interest. The future income tax was calculated by applying the tax rate in effect as of the date this supplementary information was filed.

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

	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(Stated in millions of Argentine pesos)
At December 31, 2013
Future cash flows	39,279	1,055	40,334	—	12,291	12,291
Future production costs	(20,993)	(770)	(21,763)	—	(9,073)	(9,073)
Future development and abandonment costs	(6,490)	(185)	(6,675)	—	(843)	(843)
Future income tax	(3,009)	(60)	(3,069)	—	(535)	(535)

Undiscounted future net cash flows	8,787	40	8,827	—	1,840	1,840
10% annual discount	(2,328)	29	(2,299)	—	(652)	(652)

Standardized measure of discounted future net cash flows	6,459	69	6,528	—	1,188	1,188

At December 31, 2012
Future cash flows	29,877	949	30,826	—	11,130	11,130
Future production costs	(14,050)	(597)	(14,647)	—	(8,165)	(8,165)
Future development and abandonment costs	(5,073)	(73)	(5,146)	—	(647)	(647)
Future income tax	(2,754)	(81)	(2,835)	—	(519)	(519)

Undiscounted future net cash flows	8,000	198	8,198	—	1,799	1,799
10% annual discount	(1,948)	(75)	(2,023)	—	(609)	(609)

Standardized measure of discounted future net cash flows	6,052	123	6,175	—	1,190	1,190

At December 31, 2011
Future cash flows	21,723	820	22,543	1,035	9,776	10,811
Future production costs	(10,343)	(572)	(10,915)	(432)	(5,179)	(5,611)
Future development and abandonment costs	(3,169)	(76)	(3,245)	(138)	(255)	(393)
Future income tax	(2,030)	(63)	(2,093)	(124)	(1,466)	(1,590)

Undiscounted future net cash flows	6,181	109	6,290	341	2,876	3,217
10% annual discount	(1,472)	(12)	(1,484)	(91)	(960)	(1,051)

Standardized measure of discounted future net cash flows	4,709	97	4,806	250	1,916	2,166

Changes in the standardized measure of discounted future net cash flows

The following table discloses the changes in the standardized measure of discounted future net cash flows for the years ended December 31, 2013, 2012 and 2011:

	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(Stated in millions of Argentine pesos)
Standardized measure at December 31, 2012	6,052	123	6,175	—	1,190	1,190

Changes related to oil & gas activities:
Hydrocarbons sales net of production costs	(3,955)	(103)	(4,058)	—	(573)	(573)
Net change in sales prices, net of future production costs	(744)	1	(743)	—	137	137
Changes in future development costs	(1,884)	(100)	(1,984)	—	(237)	(237)
Extensions, discoveries and improved recovery, net of future production and associated costs	—	—	—	—	—	—
Development costs incurred	2,087	31	2,118	—	240	240
Revisions of quantity estimates	324	12	336	—	(106)	(106)
Purchase of reserves in place	1,768	—	1,768	—	—	—
Net change in income taxes	527	25	552	—	76	76
Accretion of discount	1,094	23	1,117	—	200	200
Changes in production rates	(227)	16	(211)	—	—	—
Other changes	1,417	41	1,458	—	261	261

Standardized measure at December 31, 2013	6,459	69	6,528	—	1,188	1,188

	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(Stated in millions of Argentine pesos)
Standardized measure at December 31, 2011	4,709	97	4,806	250	1,916	2,166

Changes related to oil & gas activities:
Hydrocarbons sales net of production costs	(3,061)	(86)	(3,147)	(71)	(381)	(452)
Net change in sales prices, net of future production costs	897	116	1,013	56	(1,185)	(1,129)
Changes in future development costs	(1,947)	(15)	(1,962)	(45)	(384)	(429)
Extensions, discoveries and improved recovery, net of future production and associated costs	855	—	855	29	187	216
Development costs incurred	1,576	26	1,602	30	95	125
Revisions of quantity estimates	17	—	17	(1)	(237)	(238)
Purchase of reserves in place	1,196	—	1,196	—	—	—
Net change in income taxes	262	(2)	260	(22)	767	745
Accretion of discount	916	16	932	17	328	345
Changes in production rates	429	(67)	362	35	(83)	(48)
Other changes	203	38	241	(278)	167	(111)

Standardized measure at December 31, 2012	6,052	123	6,175	—	1,190	1,190

	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(Stated in millions of Argentine pesos)
Standardized measure at December 31, 2010	4,573	128	4,701	217	1,292	1,509

Changes related to oil & gas activities:
Hydrocarbons sales net of production costs	(1,951)	(91)	(2,042)	(118)	(520)	(638)
Net change in sales prices, net of future production costs	254	(13)	241	16	831	847
Changes in future development costs	(852)	28	(824)	(74)	(49)	(123)
Extensions, discoveries and improved recovery, net of future production and associated costs	510	—	510	77	—	77
Development costs incurred	1,212	21	1,233	66	98	164
Revisions of quantity estimates	(135)	(22)	(157)	2	(161)	(159)
Purchase of reserves in place	—	—	—	—	—	—
Net change in income taxes	136	19	155	(2)	(26)	(28)
Accretion of discount	673	20	693	33	233	266
Changes in production rates	(7)	25	18	(6)	(30)	(36)
Other changes	296	(18)	278	39	248	287

Standardized measure at December 31, 2011	4,709	97	4,806	250	1,916	2,166