Form 20-F
period 2014-12-31
Petrobras Argentina S.A.
filed 2015-04-29
CIK 1449877

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2014

Commission file number 333-155319

PETROBRAS ARGENTINA S.A.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

REPUBLIC OF ARGENTINA

(Jurisdiction of incorporation or organization)

Maipú 1, 22 S.S. Floor

(C1084ABA) Ciudad Autónoma de Buenos Aires

República Argentina

(Address of principal executive offices)

Luis Sas

Maipú 1, 22th Floor

(C1084ABA) Ciudad Autónoma de Buenos Aires

República Argentina

Tel: 54-11-4344-6694

Fax: 54-11-4344-6398

E-mail: luis.sas@petrobras.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2014 was:

Petrobras Argentina S.A. Class B ordinary shares, nominal value Ps.1.00 per share 2,019,236,820

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐            No   ☒

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

Yes  ☒            No   ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Not applicable.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definitions of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐            Accelerated filer  ☒            Non-Accelerated filer  ☐

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

Yes  ☐            No   ☒

REFERENCES

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

“Petrobras” refers to Petróleo Brasileiro S.A – PETROBRAS.

“Argentine pesos,” “pesos” and “Ps.” refer to the currency of the Republic of Argentina.

“U.S. dollars” and “U.S.$” refer to the currency of the United States of America.

“Argentina” refers to the Republic of Argentina, and “Argentine government” refers to the federal government of Argentina.

“Tons” refers to metric tons.

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

Certain statements contained in this Annual Report are forward-looking statements and are not based on historical facts, such as statements containing the words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed in “Item 3. Key Information—Risk Factors” and elsewhere in this Annual Report. Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•	Changes in general economic, business, political or other conditions in Argentina or changes in general economic or business conditions in other Latin American countries;

•	The availability of financing at reasonable terms to Argentine companies, such as us;

•	The failure of governmental authorities to approve proposed measures or transactions described in this Annual Report;

•	The volume of crude oil, oil products and natural gas we produce and sell;

•	Changes in the price of hydrocarbons and oil products;

•	Changes to our capital expenditure plans;

•	Changes in domestic and international laws, regulations or policies affecting our operations,including with respect to tax and environmental matters;

•	Fluctuations in the Argentine peso/U.S. dollar exchange rate;

•	Our ability to renew certain concessions;

•	The ability to develop and monetize non-conventional reserves;

•	Changes to our reserves estimates;

•	Increased costs; and

•	Other factors discussed under “Risk Factors” in Item 3 of this Annual Report.

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

Our audited consolidated financial statements included in this Annual Report (“Audited Consolidated Financial Statements”) are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ( “IASB”).

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

Consistent with Item 18 of Form 20-F, we continue to provide the disclosure required under Accounting Standards Codification (“ASC”) 932 of the Financial Accounting Standards Board (the “FASB”) relating to extractive activities—Oil and Gas (formerly, FASB Statement of Financial Accounting Standards No. 69—Disclosures about Oil and Gas Producing Activities) (“ASC Topic 932”), as is required regardless of the basis of accounting on which we prepare our financial statements.

Consideration of the effects of inflation

According to inflation data published by the Instituto Nacional de Estadística y Censos (the Argentine national statistics and census institute, or the “INDEC”), for the years from 2010 to 2014, the Argentine consumer price index increased 10.9%, 9.5%, 10.8%, 10.9% and 23.9% in each of those years, respectively, and the wholesale price index increased 14.6%, 12.7%, 13.1%, 14.8% and 28.3% in each of those years, respectively. However, since 2007, the INDEC has experienced a process of institutional and methodological reforms that have given rise to controversy with respect to the reliability of the information that it produces. Reports published by the International Monetary Fund (the “IMF”) state that their staff also uses alternative measures of inflation for Argentine macroeconomic surveillance, including data produced by private sources, which have shown inflation rates considerably higher than those published by the INDEC since 2007. The IMF has also censured Argentina for failing to make sufficient progress, as required under the Articles of Agreement of the IMF, in adopting remedial measures to address the quality of official data, including inflation and gross domestic product (“GDP”) data. In February 2014, the INDEC released a new inflation index that measures prices on goods across the country and replaces the previous index that only measured inflation in the urban sprawl of the City of Buenos Aires. Even though the new methodology brought inflation statistics closer to those estimated by private sources, there are still differences between official inflation data and private estimates. See “Item 3. Key Information—Risk Factors—Factors Relating to Argentina—Economic and political instability in Argentina has affected and may continue to adversely affect our financial condition and results of operations.”

In accordance with IFRS, the financial information set forth in this Annual Report has not been adjusted to reflect inflation. Inflation could therefore affect the comparability among the different periods presented herein.

The following tables set forth selected consolidated financial data of the Company presented in Argentine pesos and prepared in accordance with IFRS as issued by the IASB, as of and for each of the years ended December 31, 2014, 2013, 2012, 2011 and 2010. The selected consolidated financial data as of and for the years ended December 31, 2014, 2013 and 2012, has been derived from our Audited Consolidated Financial Statements, which were audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm in Buenos Aires, Argentina, member firm of PricewaterhouseCoopers International Limited network, (“PwC”), which are included elsewhere herein. The selected consolidated financial data as of and for the years ended December 31, 2011 and 2010 has been derived from our audited financial statements, which were audited by KPMG and are not included herein.

The financial data as of and for the years ended December 31, 2012 and December 31, 2011 were modified at the time we issued our Audited Consolidated Financial Statements as of and for the year ended December 31, 2013 to retrospectively apply the change in accounting for employee benefit plans reflected in IAS 19 Employee Benefits as issued by the IASB. Selected financial data for the fiscal year ended December 31, 2010 set forth below do not reflect the same changes in IFRS, as the effects were not material.

Petrobras Argentina S.A.—Consolidated Statement of Income and Comprehensive Income Data

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(in millions of pesos, except for per share amounts and number of shares or as otherwise indicated)

Sales	20,738	15,340	12,765	11,104	10,310
Cost of sales	(14,490)	(11,260)	(9,619)	(8,462)	(7,474)

Gross profit	6,248	4,080	3,146	2,642	2,836
Administrative and selling expenses	(2,416)	(1,797)	(1,430)	(1,222)	(1,329)
Exploration expenses	(70)	(82)	(212)	(391)	(190)
Other operating expenses, net	(779)	(571)	(121)	(831)	(454)
Share of net loss of equity accounted investments	(1,735)	(279)	(148)	(36)	(97)

Operating income	1,248	1,351	1,235	162	766
Financial income	828	700	442	289	291
Financial costs	(756)	(647)	(512)	(465)	(547)

Income (loss) before income tax	1,320	1,404	1,165	(14)	510
Income tax	(742)	(552)	(492)	(15)	(154)

Income (loss) from continuing operations	578	852	673	(29)	356
Income from discontinued operations	—	—	—	706	275

Net income	578	852	673	677	631

Actuarial profits and losses	1	10	(7)	15	—
Foreign currency translation	518	278	45	(133)	29
Other comprehensive income related to our equity accounted investments	—	—	7	12	6

Total other comprehensive income	1,097	1,140	718	571	666

Earnings (losses) per share basic/diluted (in pesos):
From continuing operations	0.227	0.386	0.306	(0.012)	0.173
From discontinued operations	—	—	—	0.350	0.136

Total	0.227	0.386	0.306	0.337	0.309

Net income attributable to:
Shareholders of the Company	458	779	618	681	625
Non-controlling interest	120	73	55	(4)	6

Total	578	852	673	677	631

Total comprehensive income for the year:
From continuing operations	1,097	1,140	718	(1)	362
From discontinued operations	—	—	—	572	304

Total	1,097	1,140	718	571	666

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(in millions of pesos, except for per share amounts and number of shares or as otherwise indicated)
Total comprehensive income attributable to:
Shareholders of the Company	741	896	624	575	660
Non-controlling interest	356	244	94	(4)	6

Total	1,097	1,140	718	571	666

Petrobras Argentina S.A.—Consolidated Statement of Financial Position Data

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(in millions of pesos, except for per share amounts and number of shares or as otherwise indicated)
Statements of Financial Position
Assets
Current assets
Cash and cash equivalents	2,278	1,193	1,260	1,192	2,113
Other investments	33	23	20	21	42
Trade receivables	2,945	2,519	2,168	1,871	1,468
Other receivables	1,676	1,551	1,553	1,070	1,761
Inventories	1,951	1,310	1,023	970	1,052
Assets classified as held for sale	—	—	—	—	142

Total current assets	8,883	6,596	6,024	5,124	6,578
Non-current assets
Trade receivables	60	73	86	211	223
Other receivables	163	245	238	896	283
Deferred income tax assets	47	—	—	—	—
Inventories	67	58	45	39	35
Other investments	153	301	279	348	271
Investments in associates	2,979	3,568	3,006	2,943	2,969
Investments in joint ventures	491	497	689	724	691
Property, plant and equipment	11,589	9,524	8,480	7,056	7,295

Total non-current assets	15,549	14,266	12,823	12,217	11,767

Total assets	24,432	20,862	18,847	17,341	18,345

Liabilities
Current liabilities
Accounts payable	3,045	2,553	1,863	1,572	1,568
Short-term loans	92	208	1,108	40	584
Payroll and social security taxes	371	304	258	194	184
Taxes payable	1,134	578	470	310	442
Provisions	1,253	385	643	516	505

Total current liabilities	5,895	4,028	4,342	2,632	3,283
Non-current liabilities
Accounts payable	4	7	172	184	166
Long-term loans	2,587	2,024	1,558	2,182	3,403
Employment benefit obligations	438	336	269	195	157
Deferred income tax liabilities	499	548	354	247	398
Provisions	2,394	2,224	1,581	1,553	985

Total non-current liabilities	5,922	5,139	3,934	4,361	5,109

Total liabilities	11,817	9,167	8,276	6,993	8,392

Equity
Capital Stock	2,019	2,019	2,019	1,010	1,010
Other items in Capital	2,186	2,186	2,186	2,186	2,186
Reserves income	7,144	6,508	5,953	448	448
Other	(693)	(693)	(693)	—	—
Unappropriated retained earnings	458	752	528	6,635	6,150
Other comprehensive income	472	189	72	66	152

Total equity attributable to:
Shareholders of the Company	11,586	10,961	10,065	10,345	9,946
Non-controlling interest	1,029	734	506	3	7

Total equity	12,615	11,695	10,571	10,348	9,953

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(in millions of pesos, except for per share amounts and number of shares or as otherwise indicated)
Number of shares outstanding (in millions)
Class B	2,019	2,019	2,019	1,010	1,010
Dividends per share (in pesos) (1)	0.057	—	0.105	0.091	0.136
Dividends per share (in U.S.$. dollars) (1) (2)	0.007	—	0.022	0.022	0.035

(1)	Amounts calculated on outstanding capital stock of 2,019 million shares.
(2)	Amounts translated into U.S. dollars at the exchange rate at the date of payment.

EXCHANGE RATES

From April 1, 1991 until the end of 2001, Law No. 23,928 and Decree No. 529/91 (together, the “Convertibility Law”) established a fixed exchange rate under which the Banco Central de la República Argentina (the Central Bank of Argentina, or the “Central Bank”) was obliged to sell U.S. dollars at a fixed rate of one peso per U.S. dollar. On January 6, 2002, the Argentine Congress enacted the Public Emergency and Foreign Exchange System Reform Law No. 25,561 (the “Public Emergency Law”), which suspended certain provisions of the Convertibility Law, including the fixed exchange rate of Ps.1.00 to U.S.$1.00, and granted the Argentine government the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system, pursuant to the Public Emergency Law, the peso has been allowed to float freely against other currencies since February 2002, although the Central Bank has the power to intervene by buying and selling foreign currency for its own account, a practice in which it engages on a regular basis.

After several years of moderate variations in the nominal exchange rate, in 2012 the peso lost approximately 14% of its value with respect to the U.S. dollar. This was followed in 2013 and 2014 by a devaluation of the peso with respect to the U.S. dollar that exceeded 30%, including a loss of approximately 24% in January 2014. There can be no assurance that the Argentine peso will not depreciate or appreciate again in the future.

The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in Argentine pesos per U.S. dollar and not adjusted for inflation, based on rates quoted by the Central Bank. The Federal Reserve Bank of New York does not report a buying rate for pesos.

	Argentine peso per U.S. dollar
	High	Low	Average (1)	Period-end
Year ended December 31,

2014	8.56	6.52	8.12	8.55
2013	6.49	4.92	5.47	6.49
2012	4.91	4.30	4.55	4.91
2011	4.30	3.97	4.13	4.30
2010	3.99	3.79	3.91	3.98

Month:

April 2015 (2)	8.86	8.82	8.84	8.86
March 2015	8.82	8.73	8.78	8.82
February 2015	8.72	8.64	8.68	8.72
January 2015	8.63	8.55	8.60	8.63
December 2014	8.56	8.52	8.55	8.55
November 2014	8.53	8.50	8.51	8.53

(1)	The figures provided represent the average of the exchange rates at the close of trading on each business day during the relevant period.
(2)	Through April 15, 2015.

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

In June 2003, the Argentine government set restrictions on capital flows into Argentina, which mainly consisted of a prohibition against the transfer abroad of any funds until 180 days after their entry into the country. Furthermore, in June 2005, through Decree No. 616/05, the Argentine government established further restrictions on capital flows into Argentina, including increasing the period that certain incoming funds must remain in Argentina to 365 calendar days and requiring that 30% of such incoming funds be deposited with a bank in Argentina in a non-transferable, non-interest-bearing account for 365 calendar days. Export and import financing operations, as well as primary public offerings of corporate bonds listed on self-regulated markets, among others, are exempt from the foregoing provision.

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

Since October 2011, the Argentine government has expanded the restrictions on access to the foreign exchange market and transfers of foreign currency abroad. Through a combination of foreign exchange and tax regulations, the Argentine authorities have significantly curtailed access to foreign exchange by individuals and private sector entities. Current foreign exchange regulations include, among others, the obligation to obtain prior approval by the Central Bank of certain foreign exchange transactions such as payments relating to royalties, services or fees payable to related parties of Argentine companies outside Argentina (pursuant to section 3.4 of Central Bank Communication “A” 5377, issued December 14, 2012), the suspension as from July 2012 of section 4.2 of Central Bank Communication “A” 5236, issued October 27, 2011, which previously permitted purchases of foreign exchange in an amount of up to U.S.$2 million per month to create or increase portfolio investments outside of Argentina, and limits to the net position in foreign exchange holdings of financial institutions (pursuant to Central Bank Communication “A” 5536, issued on February 4, 2014). See “—Risk Factors—Factors Relating to Argentina—Economic and political instability in Argentina has affected and may continue to adversely affect our financial condition and results of operations.”

RISK FACTORS

Factors Relating to Argentina

Economic and political instability in Argentina has affected and may continue to adversely affect our financial condition and results of operations.

We are exposed to economic and political conditions in Argentina, considering that as of December 31, 2014, approximately 84% of our total assets, 99% of our sales, 91% of our combined crude oil and gas production and 89% of our proved oil and gas reserves were located in Argentina.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. As a consequence, our business and operations have been, and could in the future be, affected from time to time to varying degrees by economic and political developments and other material events affecting the Argentine economy, such as: inflation; price controls; fluctuations in foreign currency exchange rates and interest rates; currency devaluation; governmental policies regarding spending and investment, and other initiatives increasing government involvement with economic activity; civil unrest and local security concerns. You should make your own investigation into Argentina’s economy and its prevailing conditions before making an investment in us.

During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis. Among other consequences, the crisis resulted in Argentina defaulting on its foreign debt obligations, introducing emergency measures and numerous changes in economic policies that affected utilities and many other sectors of the economy. Argentina also suffered a significant real devaluation of the peso, which in turn caused numerous Argentine private sector debtors with foreign currency exposure to default on their outstanding debt. Following that crisis, Argentina substantially increased its real GDP. During 2008 and 2009, however, the Argentine economy suffered a slowdown attributed to local and external factors, including an extended drought affecting agricultural activities, and the effects of the global economic crisis. Real GDP growth recovered in 2010 and 2011, with GDP increasing to 9.5% and 8.4%, respectively. However, GDP growth slowed to 0.8% in 2012, recovering again to 2.9% in 2013. For 2014, the INDEC, which is the only institution in Argentina with the statutory power to produce official nationwide statistics, has reported a 0.5% growth in real GDP.

Argentina has confronted inflationary pressures since 2007, evidenced by significantly higher fuel, energy and food prices, among other indicators. According to inflation data published by the INDEC, from 2010 to 2014, the Argentine consumer price index increased 10.9%, 9.5%, 10.8%, 10.9% and 23.9% in each of those years, respectively; and the wholesale price index increased 14.6%, 12.7%, 13.1%, 14.8% and 28.3% in each of those years, respectively.

However, since 2007, the INDEC has experienced a process of institutional and methodological reforms that have given rise to controversy with respect to the reliability of the information that it produces. Reports published by the IMF state that their staff uses alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which have shown inflation rates considerably higher than those published by the INDEC since 2007. The IMF has also censured Argentina for failing to make sufficient progress, as required under the Articles of Agreement of the IMF, in adopting remedial measures to address the quality of official data, including inflation and GDP data. In February 2014, the INDEC released a new inflation index that measures prices on goods across the country and replaces the previous index that only measured inflation in the urban sprawl of the City of Buenos Aires. Even though the new methodology brought inflation statistics closer to those estimated by private sources, there are still differences between official inflation data and private estimates.

While controversy remains as to the reliability of the official data, since 2007 inflation in Argentina has contributed to a material increase in our costs of operation, in particular labor costs, and negatively impacted our results of operations and financial condition.

There can be no assurance that inflation rates will not escalate in the future, or of what effects the measures adopted, or that may be adopted in the future, by the Argentine government to control inflation may have. See “—Government intervention in the Argentine economy could adversely affect our results of operations or financial condition.”

Presidential elections are scheduled for October 2015 and primary elections for presidential candidates are scheduled to take place in August 2015. Political uncertainty may adversely affect the economy and, thus, our financial condition or results of operations.

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

Fluctuations in the value of the peso may also adversely affect the Argentine economy, our financial condition and results of operations. Since January 2002, the peso has fluctuated significantly in value. If the peso devalues significantly, all of the negative effects on the Argentine economy related to such devaluation could also have adverse consequences for our business. A substantial increase in the value of the peso against the U.S. dollar also represents risks for the Argentine economy since it may lead to a deterioration of the country’s current account balance and the balance of payments. After several years of moderate variations in the nominal exchange rate, in 2012 the peso lost approximately 14% of its value with respect to the U.S. dollar. This was followed in 2013 and 2014 by a devaluation of the peso with respect to the U.S. dollar that exceeded 30%, including a loss of approximately 24% in January 2014. We are unable to predict the future value of the peso against the U.S. dollar and how any fluctuations may affect the demand for our products and services or the costs that we incur in conducting our operations. See “Item 3. Key Information—Exchange Rates.” In addition, the Argentine government has also adopted numerous measures to control directly or indirectly foreign trade and the foreign exchange market. Since 2011, the Argentine government has adopted increasingly stringent exchange controls such as requiring an authorization of tax authorities to access the foreign currency exchange market. Exchange control regulations may prevent or limit us from offsetting the risk derived from our exposure to the U.S. dollar and, accordingly, we cannot predict the impact of these changes on our financial condition and results of operations.

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

In 2008, the Argentine government absorbed and replaced the former private pension system for a public “pay as you go” pension system. As a result, all resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund (Fondo de Garantía de Sustentabilidad, or the “FGS”) to be administered by the National Social Security Administration (Administración Nacional de la Seguridad Social, or the “ANSES”). The dissolution of the private pension funds and the transfer of their financial assets to the FGS have had important repercussions on the financing of private sector companies. Debt and equity instruments which previously could be placed with pension fund administrators are now entirely subject to the discretion of the ANSES. Since acquiring equity interests in privately owned companies through the process of replacing the pension system, the ANSES is entitled to designate government representatives to the boards of directors of those entities. Pursuant to Decree No. 1,278/12, issued by the Executive Branch on July 25, 2012, the ANSES’s representatives must report directly to the Ministry of Economy and are subject to a mandatory information-sharing regime, under which, among other obligations, they must immediately inform the Ministry of Economy of the agenda for each board of directors meeting and provide related documentation.

In April 2012, the Argentine government decreed the removal of directors and senior officers of YPF S.A. (“YPF”), the country’s largest oil and gas company, which was controlled by the Spanish group Repsol, and submitted a bill to the Argentine Congress to expropriate shares held by Repsol representing 51% of the shares of YPF. The Argentine Congress approved the bill in May 2012 through the passage of Law No. 26,741, which declared the production, industrialization, transportation and marketing of hydrocarbons to be activities of public interest and fundamental policies of Argentina, and empowered the Argentine government to adopt any measures necessary to achieve self-sufficiency in hydrocarbon supply. In February 2014, the Argentine government and Repsol announced that they had reached an agreement on the terms of the compensation payable to Repsol for the expropriation of the YPF shares. Such compensation totaled U.S.$5 billion payable by delivery of Argentine sovereign bonds with various maturities. The agreement, which was ratified by Law No. 26,932, settled the claim filed by Repsol with the International Centre for Settlement of Investment Disputes (the “ICSID”). See “—Factors Relating to Our Business—The Argentine government and provincial governments have intervened in the oil and gas industry in the past, and are likely to continue to intervene.”

Our business and operations in Argentina may also be adversely affected by measures adopted by the Argentine government to address inflation. For example, increases in the costs of services and labor could negatively affect our results of operations if the government enacts measures that do not permit us to pass those costs along to customers. See “—Factors Relating to Our Business—Limitations on local pricing in Argentina may adversely affect our results of operations.”

In addition, on October 26, 2011, the Argentine government issued Decree No. 1,722/11, providing that all foreign currency revenues obtained from exports made by mining and oil and gas companies must be repatriated and sold within the local foreign exchange market, which is the general regime applicable to revenues generated by Argentine exports. Prior to the issuance of this decree, we were allowed to retain overseas up to 70% of the proceeds of certain exports. See “Item 3. Key Information—Exchange Controls” and “Item 5. Operating and Financial Review and Prospects—Description of Indebtedness.”

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

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the European Union, China and the United States) could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth. Declining demand for Argentine exports, or a decline in the international market prices for those products, could have a material adverse effect on Argentina’s economic growth.

In addition, financial and securities markets in Argentina have been influenced by economic and market conditions in other markets worldwide. Although economic conditions vary from country to country, investors’ perceptions of events occurring in other countries have in the past substantially affected, and may continue to substantially affect, capital flows into, and investments in securities from issuers in, other countries, including Argentina. International investors’ reactions to events occurring in one market sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors, Argentina could be adversely affected by negative economic or financial developments in other countries, which in turn may have an adverse effect on our financial condition and results of operations.

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

Following the default on its external debt in 2001, the Argentine government sought to restructure its outstanding debt by offering holders of the defaulted bonds two opportunities to exchange them for newly issued debt securities, in 2005 and again in 2010. Holders of approximately 93% of Argentina’s defaulted debt participated in the exchanges. Nonetheless, a number of bondholders that chose not to participate in the exchange offers initiated legal actions against the Argentine government. Since late 2012, rulings favorable to those bondholders have deepened doubts about Argentina’s ability to service its restructured debt under the terms of foreign judgments, and exacerbated investors’ uncertainties. In 2013, the Argentine Congress approved a law that enables the government to take the necessary measures to complete the debt restructuring process, on terms that cannot exceed those of the previous debt exchanges. On August 23, 2013, the United States Second Circuit Court of Appeals ruled in favor of the bondholders. On November 18, 2013, the Second Circuit Court of Appeals denied Argentina’s petition for a rehearing. On June 16, 2014, the United States Supreme Court denied Argentina’s certiorari petition and affirmed the Court of Appeals decision. Consequently, on June 18, 2014, the Court of Appeals lifted the stay of enforcement on the award granted by the United States District Court for the Southern District of New York, requiring Argentina to pay all amounts owed to holdout bondholders on the next payment to holders of restructured debt.

Argentina has not yet reached an agreement with its holdout bondholders. In addition, as a result of the orders issued by the District Court affecting third parties involved in the payment process, holders of certain restructured debt have not received payments on their bonds. The ongoing dispute with the holdout bondholders may prevent Argentina from accessing the capital markets and limit the sources of funding and investment capital that are available to Argentina, and, therefore, the Argentine government’s ability to promote economic growth.

In addition, the foreign shareholders of several Argentine companies, including public utilities and certain bondholders that did not participate in the exchange offers described above, have filed claims with the ICSID and the United Nations Commission on International Trade Law (the “UNCITRAL”), alleging that the emergency measures adopted by the Argentine government in 2002 do not meet the just and equal treatment requirements of several bilateral investment treaties to which Argentina is a party. While certain plaintiffs have prevailed against Argentina in their ICSID proceedings, Argentina has not yet honored such awards. However, in October 2013, Argentina settled certain of such claims by offering Argentine sovereign bonds in exchange for a waiver from such plaintiffs of any rights to further litigation.

The developments described above, the global economic crisis that started in the fourth quarter of 2008, the resulting international stock market crash and the insolvency of major financial institutions toward the end of 2008, have generally limited the ability of Argentine companies to access international financial markets as they had in the past or made such access significantly more costly for Argentine issuers. Between June 2009 and 2011, a greater number of Argentine companies gained access to the international capital markets, albeit on more onerous terms than other competitors in the region, but since 2012, with few exceptions, Argentine companies have had little access to such markets. See “—Government intervention in the Argentine economy could adversely affect our results of operations or financial condition.”

Argentina’s default and its ongoing litigation with holdout creditors, and economic policy measures adopted by the Argentine government, may continue to prevent Argentine companies such as us from accessing the international capital markets readily or make the terms of any such transactions less favorable than those provided to companies in other countries in the region, and may therefore negatively impact our financial condition or cash flows.

Argentine judicial reform has generated uncertainty with respect to future administrative and judicial proceedings involving the Argentine government.

Law No. 26,854, which regulates injunctions in cases in which the Argentine government is a party or has intervened, was promulgated on April 30, 2013 as part of a judicial reform bill approved by the Argentine Congress. Among the principal changes introduced by the judicial reform bill are a time limitation on injunctions imposed in proceedings brought against the Argentine government and the creation of three new chambers of Casación (appeals courts) prior to the intervention of the Supreme Court of Justice. In addition, Law No. 26,855, which became effective on May 27, 2013, modified the structure and functions of the Argentine Consejo de la Magistratura (judicial council), which is in charge of appointing judges, of presenting charges against them, and of suspending or deposing them. However, several aspects of the legislation have been struck down by the Supreme Court as unconstitutional and the long-term impact of the recently adopted legislation on Argentina’s legal system and future administrative and/or judicial proceedings, including potential future claims by us against the Argentine government, cannot be predicted.

Factors Relating to Our Business

Substantial or extended declines and volatility in the prices of crude oil, oil products and natural gas may have an adverse effect on our results of operations and financial condition.

A significant amount of our revenue is derived from sales of crude oil, oil products and natural gas. Factors affecting international prices for crude oil and related oil products include: political developments in crude oil producing regions, particularly the Middle East; the ability of the Organization of Petroleum Exporting Countries (“OPEC”) and other crude oil producing nations to set and maintain crude oil production levels and prices; global and regional supply and demand for crude oil; competition from other energy sources; domestic and foreign government regulations; weather conditions; and global conflicts or acts of terrorism. We have no control over these factors. Changes in crude oil prices generally result in changes in prices for related products. International oil prices have fluctuated widely in recent years, declining significantly during the second half of 2014.

Substantial or extended declines in international prices of crude oil and related oil products may have a material adverse effect on our business, results of operations and financial condition and the value of our proved reserves. In addition, significant decreases in the prices of crude oil and related oil products may require us to incur impairment charges in the future or cause us to reduce or alter the timing of our capital expenditures, and this could adversely affect our production forecasts in the medium term and our reserves estimates in the future.

Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may not be renewed or could be revoked.

Law No. 17,319 (the “Hydrocarbons Law”), as amended by Law No. 27,007, provides that conventional (oil and gas) concessions will remain in effect for 25 years, non-conventional concessions for 35 years and offshore concessions for 30 years., from the date of their award, and further provides for the concession term to be extended for up to 10 additional years, subject to terms and conditions approved by the grantor at the time of the extension. The authority to extend the terms of current and new permits, concessions and contracts has been vested with the government of the province in which the relevant area is located (and the Argentine government in respect of offshore areas beyond 12 nautical miles). In order to be eligible for an extension, under the amended Hydrocarbons Law, concessionaires must (i) have complied with their obligations under the law and their concession, (ii) be producing hydrocarbons in the concession under consideration, and (iii) submit an investment plan for the development of such areas as requested by the competent authorities at least one year prior to the termination of the concession term. Further, concessionaires applying for extensions under Law No. 27,007 must make additional royalty payments ranging from 3% up to a maximum of 18%. Non-compliance with the obligations and standards set out in the Hydrocarbons Law may also result in the imposition of fines and, in the case of material breaches following the expiration of applicable cure periods, revocation of the concession or permit. We cannot provide assurances that concessions will be extended as a result of the review by the relevant authorities of investment plans we submit for such purposes in the future, or that other requirements will not be imposed on us in order to obtain extensions. See “Item 4. Information on the Company—Business Overview—Oil and Gas Exploration and Production—Statistical Information Relating to Oil and Gas Production.”

Our crude oil and natural gas reserves estimates involve some degree of uncertainty that could adversely affect our ability to generate income.

Our oil and gas proved reserves are estimated using geological and engineering data to determine with reasonable certainty whether the crude oil or natural gas in known reservoirs is recoverable under existing economic and operating conditions. The accuracy of proved reserves estimates depends on a number of factors, assumptions and variables, some of which are beyond our control. Factors susceptible to our control include drilling, testing and production after the date of the estimates, which may require substantial revisions to reserves estimates; the quality of available geological, technical and economic data used by us and our interpretation thereof; the production performance of our reservoirs and our recovery rates, both of which depend in significant part on available technologies as well as our ability to implement such technologies and the relevant know-how; the selection of third parties with which we enter into business; and the accuracy of our estimates of initial hydrocarbons in place, which may prove to be incorrect or require substantial revisions. Factors mainly beyond our control include changes in prevailing oil and natural gas prices, which could have an effect on the quantities of our proved reserves (since the estimates of reserves are calculated under economic conditions existing when such estimates are made); changes in the prevailing tax rules, other government regulations and contractual conditions after the date estimates are made (which could make reserves no longer economically viable to exploit); and certain actions of third parties, including the operators of fields in which we have an interest. See “Item 4. Information on the Company—Oil and Gas Exploration and Production—Reserves.”

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

Oil and gas exploration and production activities are subject to particular economic and industry-specific operational risks, some of which are beyond our control, such as production, equipment and transportation risks, as well as natural hazards and other uncertainties, including those relating to the physical characteristics of onshore and offshore oil or natural gas fields. Our operations may be curtailed, delayed or cancelled due to bad weather conditions, mechanical difficulties, shortages or delays in the delivery of equipment, compliance with governmental requirements, fire, explosions, blow-outs, pipe failure, abnormally pressured formations, and environmental hazards, such as oil spills, gas leaks, ruptures or discharges of toxic gases. If these risks materialize, we may suffer substantial operational losses or disruptions in our operations. Drilling may be unprofitable, not only with respect to dry wells, but also with respect to wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs are taken into account.

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

Without successful exploration activities or reserves acquisitions, our proved reserves would decline as our oil and gas production would be forced to rely on our current portfolio of assets.

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

To address the Argentine crisis of 2001 and 2002, the Argentine Congress enacted the Public Emergency Law and other emergency regulations, some of which remain in effect to date. Some of these regulations introduced a number of material changes to the regulatory framework applicable to the oil and gas industry in Argentina.

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

Law No. 26,741 also defines the hydrocarbon activities (including the exploitation, industrialization, transportation and commercialization thereof) in the territory of Argentina as a “national public interest.” On July 27, 2012, Decree No. 1,277/12 regulated various aspects of Law No. 26,741, specifically it (a) abrogated the sections of Decree Nos. 1,055/89, 1,212/89 and 1,589/89 (the “Deregulation Decrees”) that established the right to freely market hydrocarbon products in the domestic and external market, and the exemption from export withholdings; (b) created the Comisión de Planificación y Coordinación Estratégica del Plan Nacional de Inversiones Hidrocarburíferas (Commission of Planning and Strategic Coordination of the National Hydrocarbon Investments Plan, or the “Commission”), in charge of executing a “National Hydrocarbon Investments Plan”; (c) established the obligation for hydrocarbon companies to submit their technical, production and economic data to the Commission, as well as their investment plans; and (d) granted broad powers to the Commission with the aim of monitoring the investment plans and ensuring reasonable commercial prices in the domestic market. See “Item 4. Information on the Company—Regulation of Our Business.” Similarly, in 2012 the governors of ten hydrocarbon-producing Argentine provinces signed the Acuerdo Federal de Hidrocarburos (Federal Hydrocarbons Accord), including among its principal objectives the establishment of self-sufficiency in oil and gas supplies as a state policy.

We cannot assure that these or other measures that may be adopted by the Argentine government or provincial governments with respect to the oil and gas industry will not have a material adverse effect on our business, financial condition or results of operations.

Limits on exports of hydrocarbons and related oil products have affected and may continue to affect our results of operations.

In recent periods, the Argentine government has introduced a series of measures limiting exports of hydrocarbons and related oil products, which have prevented us from profiting from higher prices on these commodities in the international markets, and materially affected our competitiveness and results of operations.

In April 2004, to facilitate the recovery of natural gas prices, the Secretariat of Energy (“SE”) entered into an agreement with natural gas producers, requiring them to sell a specified amount of gas in the local regulated market. During 2006, the SE required producers to redirect gas earmarked for export to supply local thermal power plants and gas distribution companies. In January 2007, the SE confirmed that the ability to export hydrocarbons would be subject to the satisfaction of domestic demand and that exports would have to be authorized on a case-by-case basis by the SE. These measures prevented us from benefiting from higher margins in the international markets. In 2007, upon the expiration of the aforementioned agreement, the Argentine government and producers signed a new agreement effective until 2011 aimed at securing the domestic supply of gas. On January 5, 2012, the SE decided to extend the temporary allocation rules and other criteria established by Resolution No. 599/2007 to set obligations for the timely supply of natural gas, as established under the agreement with natural gas producers in effect from 2007 through 2011.

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

We cannot assure that the Argentine government will not increase export restrictions on hydrocarbons and related oil products, adversely affecting our financial condition and results of operations.

Export taxes and import regulations on our products have negatively affected, and may continue to negatively affect, the profitability of our operations.

On March 1, 2002, the Argentine government imposed a withholding tax on exports of hydrocarbons, initially lasting five years. The export tax was extended in 2006 by Law No. 26,217 and in 2011 by Law No. 26,732 and is in effect through 2015. This tax framework has prevented us from benefiting from significant increases in international prices for oil, oil related products and natural gas, hindered us from offsetting sustained increases in costs related to the energy industry, and materially affected our competitiveness and results of operations. Effective November 2007, the Ministry of Economy adopted a more onerous method for calculating withholding taxes on exports of crude oil and certain oil by-products. On January 3, 2013, withholding taxes on exports of crude oil were reduced, enabling a reduction of the gap between local and export net prices. In October 2014, the withholding tax on hydrocarbon exports was modified, linking the rate (ranging from 10% to 13%) to a specific price schedule. Additionally, Resolution No. 1077/14 of the Ministry of Economy and Public Finance became effective on January 1, 2015 providing that for so long as the international price of crude oil is less than U.S.$71 per barrel, the applicable withholding tax rate will be 1% and incremental tax rates will apply for so long as the international price of crude oil is equal to or higher than U.S.$71 per barrel. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Consolidated Results of Operations—Regulations of the Energy Industry in Argentina—Withholding Taxes on Exports.”

In addition, in 2012, the Argentine government adopted an import procedure pursuant to which local authorities must pre-approve any import of products and services to Argentina as a precondition to allow importers access to the foreign exchange market for the payment of such imported products and services. During 2012, the European Union, the United States of America and Japan have filed claims with the World Trade Organization (WTO) against certain import-related requirements maintained by Argentina. Recently, the WTO found that those measures are not consistent with Argentina’s obligations under the WTO and requested removal.

We cannot assure that the Argentine government will modify or maintain current export tax rates and import regulations. We cannot predict the impact that any changes may have on our results of operations and financial condition.

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

On April 10, 2013, Resolution No. 35/13 of the Secretary of Domestic Commerce set maximum sales prices for liquid fuels for a period of six months, later extended for 45 additional days (Resolution No. 108/13).

In January 2014, following the depreciation of the peso against the U.S. dollar, domestic oil and fuel prices temporarily decreased. International crude oil and related oil product prices declined significantly during the second half of 2014. As a result, in October 2014, the Ministry of Economy issued Resolution No. 803/14, which was later superseded by Resolution No. 1077/14, setting forth a reduced withholding tax schedule to ensure the hydrocarbon industry’s profitability and investment level in order to achieve self-sufficiency. Furthermore, the Argentine government issued Decree No. 2579/2014, reducing fuel transport taxes on certain diesel and unleaded gasoline products, and water infrastructure fund taxes that apply to transfers of certain unleaded gasoline products. In January 2015, retail prices in pesos on diesel and gasoline were reduced by 5%. As of the date of this Annual Report, domestic crude oil prices exceed import parity prices.

Domestic oil prices dropped by U.S.$7 per barrel in the first quarter of 2015 compared to the price in effect as of December 31, 2014. In addition, in February, 2015 the Commission issued Resolution 14/2015 creating the Crude Oil Production Stimulus Program (Programa de Estímulo a la Producción de Petróleo Crudo) providing for export and/or production stimulus payments for registered companies subject to certain requirements. Furthermore, in March 2015, the Ministry of Economy issued Resolution No. 35/2015 revoking the tax exemption on imported diesel and gasolines as from January 2015.

For additional information on domestic pricing for our products, see “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Consolidated Results of Operations—Regulation of the Energy Industry in Argentina” and “Item 4. Information on the Company—Regulation of Our Business—Argentine Regulatory Framework.”

We cannot assure that we will be able to increase the domestic prices of our products, and limitations on our ability to do so will continue to adversely affect our financial condition and results of operations. Similarly, we cannot assure that hydrocarbon prices in Argentina will track increases or decreases in hydrocarbon prices in the international or regional markets. Discrepancies between domestic and international prices may adversely affect our financial condition and results of operations.

Oil and gas prices could affect our level of capital expenditures.

The prices that we are able to obtain for our hydrocarbon products affect the viability of investments in new exploration, development and refining activities, and as a result, the timing and amount of our projected capital expenditures for such purposes. We budget capital expenditures by taking into account, among other things, market prices for our hydrocarbon products. In the event that current domestic prices decrease, our ability to improve our hydrocarbon recovery rates, identify new reserves and carry out certain of our other capital expenditure plans is likely to be affected, which, in turn, could have an adverse effect on our results of operations.

The Argentine government and our associated utility company are in the process of renegotiating utility contracts, and the recoverability of our investments in such associate depends on the successful completion of these negotiations.

The macroeconomic situation of the country after the enactment of the Public Emergency Law in 2002 impacted the economic and financial condition of utility companies in Argentina. The combined effect of (i) the devaluation of the peso in 2002, (ii) the government decision to freeze rates in pesos without reflecting the impact of the devaluation, and (iii) financial debts primarily denominated in foreign currency, adversely affected utility companies’ financial condition, results of operations and their ability to satisfy financial obligations and pay dividends. Although some of these utility companies have been successful in restructuring their indebtedness, their return to financial stability and profitability on a long-term basis depends on a successful negotiation of tariff increases with the Argentine government. Transportadora de Gas del Sur S.A. (“TGS”) has engaged in negotiations with the Utilities Contract Renegotiation and Analysis Committee (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos, or the “UNIREN”). However, as of the date of this Annual Report, these discussions have not resulted in tariff increases sufficient for our associated utility company’s regulated segment to return to financial stability and profitability. See “Item 4. Information on the Company—Gas and Energy—Gas Transportation—TGS—Tariff Renegotiation Process,” and “Item 4—Regulation of Our Business—Argentine Regulatory Framework—Natural Gas” and “—Electricity.”

Developments affecting our controlling shareholder may have an adverse effect on our operations.

Our controlling shareholder, Petrobras, is involved in an ongoing investigation of corruption. In response to this investigation, Petrobras has departed from its typical schedule of issuing its financial statements. It has also announced that it is considering changes to its business structure and operations. Recently, on April 22, 2015, Petrobras issued its financial statements.

We cannot predict the overall effects of the ongoing investigation or Petrobras’s responses in connection with it, which could have an adverse effect on our business, financial condition or results of operations.

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

Many of our operations are highly labor-intensive and require a significant number of workers. The sectors in which we operate are largely unionized. We have experienced organized work disruptions and stoppages in the past, frequently due to strikes by employees of contractors we employ. We cannot assure that we will not experience such disruptions or work stoppages in the future, and any such action could adversely affect our business and revenues.

During 2010 and, to a lesser extent, 2011 and 2012, gas production in the Austral Basin was affected by labor strikes. Between March and June 2013, we experienced trade union conflicts at the Zárate Plant. During 2014, trade union conflicts did not significantly affect our operations and were mostly related to industry-wide actions.

We do not maintain insurance coverage for business interruptions, including business interruptions caused by labor actions. Strikes or other types of conflict with the unionized personnel may adversely affect our results of operations and financial condition.

Our operations could cause environmental damage, and any changes in environmental laws or regulations may increase our operational costs.

Some of our operations are subject to environmental risks that may arise unexpectedly and result in material adverse effects on our results of operations and financial condition. In addition, the occurrence of any of these risks could result in personal injuries, loss of life, environmental damage, clean-up and repair expenses, equipment damage and liability in civil and administrative proceedings. We cannot assure that we will not incur additional costs related to the environment in the future, which could negatively impact our results of operations and financial condition. In addition, we cannot assure that the insurance coverage that we maintain is adequate to cover the losses that may potentially arise from these environmental risks.

Furthermore, we are subject to extensive environmental laws and regulations both in Argentina and in the other countries in which we operate. Local, provincial and national authorities in Argentina and other countries where we operate may implement new environmental laws and regulations, and are moving towards more stringent enforcement of existing environmental laws and regulations, both of which may require us to incur higher compliance costs. For example, various initiatives in regions outside of Argentina have been made or proposed to regulate hydraulic fracturing processes (which involve injecting water, sand and small volumes of chemicals into a wellbore to fracture hydrocarbon-bearing rock thousands of feet below the surface to facilitate higher flow of hydrocarbons into the wellbore), and drilling activities for non-conventional oil and gas reserves. The imposition of stringent regulatory and permitting requirements related to these practices in Argentina could significantly increase our cost of doing business.

We cannot predict the overall effects of implementing new environmental laws and regulations and/or the more stringent enforcement of existing environmental laws and regulations on our financial condition and results of operations.

Risks Relating to Our Shares, ADSs and Series S Notes

Our principal shareholders can exercise control over the Company.

As of the date of this Annual Report, Petrobras holds 67.2% of our capital stock and voting rights and the ANSES holds approximately 11.8% of our shares and voting rights. Petrobras will be able to determine or exercise significant influence on substantially all matters requiring approval by a majority of our shareholders, including the election of a majority of our directors. Petrobras will also direct our operations and may be able to cause or prevent a change in our control. We cannot assure that the interests of our principal shareholders will not diverge from interests of our other investors. See “Item 7. Major Shareholders and Related Party Transactions”

Restrictions on capital outflows imposed by Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the shares underlying the ADSs.

The government may impose temporary restrictions on capital movements in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. Additionally, commencing in October 2011, new regulations have been introduced by the Argentine government regarding the transfer of foreign currency abroad. See “Item 3. Key Information—Exchange Controls.” We cannot assure that Argentina will not impose restrictions on capital outflows and/or foreign exchange which could impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of shares, as the case may be, from pesos into U.S. dollars and the remittance of the U.S. dollars abroad.

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

You may not be able to exercise the preemptive or accretion rights relating to the shares underlying your ADSs (see “Item 10. Additional Information—Preemptive Rights”) unless a registration statement under the U.S. Securities Act of 1933 (the “Securities Act”) is made effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, you may receive only the net proceeds from the sale of your preemptive rights by the depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse. As a result, U.S. holders of our shares or ADSs may suffer dilution of their interest in our company upon future capital increases.

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

Developments related to our controlling shareholder may have an effect on the rating of our Series S Notes.

Our Series S Notes are subject to a standby purchase agreement with our controlling shareholder, Petrobras, whereby Petrobras would be obligated to purchase noteholders’ rights to receive payments if we were to default on the payment of any amounts owed under those Notes. Moody’s Investors Service downgraded Petrobras’s global foreign currency debt rating and, consequently, Moody’s Latin America Agente de Calificación de Riesgo (Moody’s Agent for Risk Ratings in Latin America) downgraded the global scale rating on our Series S Notes from Baa3 to Ba2. The ratings for Petrobras’s global debt, and our Series S Notes, are on review for further downgrade. A decrease in access to financing sources or access to the capital markets may have an adverse impact on our financial condition. See “—Developments affecting our controlling shareholder may have an adverse effect on our operations.”

Item 4.	INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT

History

Petrobras Argentina S.A.

PESA is a corporation (sociedad anónima) organized and existing under the laws of Argentina and registered on November 17, 1947 with the Public Registry of Commerce, under No. 759, page 569, Book 47, Volume A, with a term of duration expiring June 18, 2046. Our principal place of business is located at Maipú 1, (C1084ABA), Buenos Aires, Argentina. Telephone: 54-11-4344-6000, fax 54-11-4344-6315 and our web site is www.petrobras.com.ar. Our process agent in the United States for certain contracts is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011. Our authorized representative in the United States for our registration statement with the SEC is Puglisi Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

We are an integrated energy company, engaged in oil and gas exploration and production, refining, petrochemicals, electricity generation and transmission, and hydrocarbon marketing and transportation. As of December 31, 2014, we maintained operations primarily in Argentina, and to a lesser extent in Bolivia, Ecuador and Venezuela. Our operations are currently divided into four business segments that are in turn supported by corporate functions. The four business segments are: (1) Oil and Gas Exploration and Production, (2) Gas and Energy, (3) Refining and Distribution, and (4) Petrochemicals.

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

The second event that was a key factor in our oil and gas operations growth occurred in March 1994, when PESA was awarded the Oritupano-Leona area in Venezuela. This was the first step towards a significant regional expansion of our businesses.

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

Corporate reorganization of PESA and PEPSA

On September 2, 2008, the respective boards of directors of PESA and PEPSA each approved a preliminary agreement for the merger of the companies through the absorption of PEPSA by PESA. The effective merger date was set as January 1, 2009. As of that date, all assets, liabilities, rights and obligations of the absorbed company were incorporated into Petrobras Energía. Immediately following the merger, Petrobras continued holding 67.2% of the outstanding shares of Petrobras Energía.

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

As a result of such corporate reorganization, shareholders of PEPSA received shares of PESA (in the United States, in the form of ADSs), and the ADSs of PEPSA were removed from listing on the NYSE and from registration with the SEC. Immediately subsequent to this exchange of shares, our ADSs, each representing 10 Class B shares of PESA, were listed and began trading on the NYSE.

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

For a description of our most significant recent divestitures, see “Item 4. Information on the Company—Oil and Gas Exploration and Production—Production—Production Outside Argentina—Ecuador,” “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Consolidated Results of Operations—Divestment of Distrilec.”

BUSINESS OVERVIEW

Our Strategy

We are a leading energy company in Argentina focused on maintaining profitability and meeting our social and environmental responsibility goals.

In furtherance of these objectives, we:

•	Set our focus on our Argentine operations.

•	Seek to develop profitable oil and gas reserves.

•	Seek profitability in the downstream business in Argentina, through a balanced crude oil refining, logistics and commercial chain.

•	Increase profitability in the Gas and Energy segment.

•	Maintain our position in styrenics markets.

•	Maintain financial solvency, while pursuing operating and management efficiency and the development of human resources.

In order to fulfill this strategy, we consider the following to be essential:

•	A commitment to protecting the quality of our goods and services, the environment and the health and safety of our employees, contractors and neighboring communities.

•	Adoption of, and compliance with, corporate governance practices consistent with recognized best practices.

•	Maintenance of a management style that favors communication and teamwork, fostered by the value of the people that work in our organization.

•	Developing new business opportunities in order to maximize potential synergies and capitalize on complementary business opportunities with Petrobras.

We currently manage our activities, with the support of a corporate center, in four business segments: (1) Oil and Gas Exploration and Production, (2) Gas and Energy, (3) Refining and Distribution, and (4) Petrochemicals.

Our Principal Market

PESA is an Argentine sociedad anónima. As of December 31, 2014, approximately 84% of our total assets, 99% of our sales, 91% of our combined crude oil and gas production and 89% of our proved oil and gas reserves were located in Argentina. Fluctuations in the Argentine economy and actions adopted by the Argentine government have had and may continue to have a significant effect on Argentine private sector entities, including us. Specifically, we have been affected and may in the future be affected by inflation, interest rates, fluctuations in the value of the peso against foreign currencies, price and export controls on oil and oil by-products, business regulations, changes in tax regulations and in general by the political, social and economic environment affecting Argentina and other countries. See “Item 3. Key Information—Risk Factors—Factors Relating to Argentina.”

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

        In the 1990s, deep and drastic economic reforms were implemented in terms of state reform, the privatization of public companies and utilities, and the opening of the economy. The pillar of the economic reform was the Convertibility Law enacted in 1991. The Convertibility Law fixed the exchange rate at one Argentine peso per U.S. dollar and required that the Central Bank maintain reserves in gold and foreign currency at least equivalent to the monetary base. Between 1991 and 1997, the economy experienced growth, with exchange stability and low inflation rates.

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

The Argentine government then implemented a number of far-reaching initiatives, which included:

•	Pesification of certain assets and liabilities denominated in foreign currency held in Argentina;

•	Amendment of the charter of the Central Bank, authorizing it to issue money in excess of the foreign currency reserves, grant short-term loans to the Argentine government and provide financial assistance to financial institutions with liquidity or solvency problems;

•	Pesification of, and elimination of indexing clauses for, utility rates, fixing those rates in pesos at the Ps.1.00=U.S.$1.00 exchange rate; and

•	Implementation of taxes on hydrocarbon exports and certain related oil products, among others.

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

During that same period, the Argentine government maintained a surplus in its public accounts. In 2005, the Argentine government was able to restructure the debt in default with 76% of creditors accepting the government’s exchange offer proposal, which included reductions in principal amount, term extensions and reductions in interest rates. Early in 2006, Argentina prepaid its debt outstanding with the IMF (around U.S.$10 billion) using freely available Central Bank reserves. Between 2004 and 2008, Argentina recorded primary budget surpluses in excess of 2% of GDP at national levels. According to the Ministry of Economy, the primary surplus fell to 1.2% in 2009, 1.4% in 2010 and 0.2% in 2011, and primary budget deficits of 0.2%, 0.7% and approximately 0.8% of GDP were recorded in 2012, 2013 and 2014, respectively.

According to inflation data published by the INDEC, from 2009 to 2014, the Argentine consumer price index increased 7.7%, 10.9%, 9.5%, 10.8%, 10.9% and 23.9%, respectively; and the wholesale price index increased 10.3%, 14.6%, 12.7%, 13.1%, 14.8% and 28.3%, respectively. However, the INDEC has since 2007 experienced a process of institutional and methodological reforms that have given rise to controversy with respect to the reliability of the information that it produces. Reports published by the IMF use alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which have shown inflation rates considerably higher than those published by the INDEC since 2007. The IMF has also censured Argentina for failing to make sufficient progress, as required under the Articles of Agreement of the IMF, in adopting remedial measures to address the quality of official data, including inflation and GDP data. On February 13, 2014, the INDEC released a new inflation index that measures prices on goods across the country and replaces the previous index that only measured inflation in the urban sprawl of the City of Buenos Aires. Even though the new methodology brought inflation statistics closer to those estimated by private sources, there are still differences between official inflation data and private estimates. See “Item 3. Key Information—Risk Factors—Factors Relating to Argentina—Economic and political instability in Argentina has affected and may continue to adversely affect our financial condition and results of operations.”

In 2008, unlike previous years and despite the benefit of record commodity prices, the foreign currency supply did not show a surplus, reserves at the Central Bank stagnated and the nominal exchange rate showed a depreciation, triggered by capital outflows. Within this context, and with the combined effect of an international environment affected by the financial crisis and reduced domestic growth, the Argentine government was unable to raise sufficient voluntary funds to make its foreign debt payments and had to resort mostly to intra-public sector financing. Consequently, Argentine country-risk exhibited a clear upward trend, ultimately reaching approximately 1,800 basis points. In November 2008, the Argentine Congress passed a bill that eliminated the private pension system and provided for a transfer of all assets and liabilities managed by the private pension system to the public pension regime. This allowed the Argentine government access to additional funds in the short term.

In 2009, the Argentine economy was affected by a serious drought that negatively impacted harvests, together with lower commodity prices and reduced external demand resulting from the global crisis. In this context, industrial production suffered a deeper impact than non-industrial activities. The Argentine economy recovered in the second half of the year, resulting in a slight GDP increase of 0.1%, according to the INDEC. The Argentine trade balance surplus increased to over U.S.$16 billion in 2009, compared to U.S.$12 billion in 2008 and U.S.$11 billion in 2007, as a result of imports contracting more rapidly than exports. Exports were mainly affected by fewer sales of commodities due to the drought. In spite of this significant trade surplus, the reserves at the Central Bank ended the year at levels similar to those recorded at the end of 2008. Private foreign currency demand grew during the first part of the year, but then dropped progressively as a result of more favorable domestic and overseas macroeconomic trends. The peso-dollar exchange rate tracked this evolution, reflecting a higher depreciation rate at the beginning of the year and greater stability in the last months of the period. The exchange rate closed the year at Ps.3.80 per U.S.$1.00 (a 10% depreciation), with an average rate of Ps.3.73 per U.S.$1.00 in the twelve-month period.

In 2010, the Argentine economy registered an increase in real GDP of 9.5%. The increased economic activity during 2010 boosted imports by more than 40%, resulting in the trade balance surplus dropping to U.S.$12 billion, as the increase in imports was only partially offset by an increase of approximately 20% in exports as a consequence of the good harvest and strong international prices. Central Bank reserves increased by over U.S.$4.0 billion in 2010 to approximately U.S.$52.1 billion at the end of the year, in spite of withdrawal of reserves to support payments to sovereign multilateral lenders and bondholders. In May 2010, the Argentine government made a new exchange offer to holders of its pre-2001 bonds that did not participate in the 2005 restructuring, representing an amount of U.S.$18.7 billion. The acceptance rate for the exchange was above 60% of the overall amount. The exchange rate in 2010 averaged Ps.3.91 per U.S.$1.00, and closed 2010 at Ps.3.98 per U.S.$1.00.

In 2011, the Argentine economy continued growing, with a further increase in GDP of 8.4%. A large increase in public expenditures and extension of credit facilities, as well as a good harvest and high international prices, positively impacted internal demand. Financial intermediation, trade and investment in construction were some of the most dynamic sectors. This increase in activity levels resulted in another large increase in imports (approximately 30%), which was partially offset by a 25% increase in exports; thus, the trade balance recorded a U.S.$10.3 billion surplus for the year. Energy imports grew substantially during 2011, resulting in a negative energy trade balance of U.S.$2.9 billion. Despite the trade surplus, the foreign exchange supply was reduced due to lower inflow of funds from loans and direct foreign investment and, primarily, increasing capital outflows as a consequence of portfolio dollarization. The Argentine government continued using free available reserves to pay for its foreign debt maturities and the Central Bank’s reserves dropped by U.S.$5.8 billion, to approximately U.S.$46.3 billion. The exchange rate averaged Ps.4.13 per U.S.$1.00 in 2011, and closed the year at Ps.4.30 per U.S.$1.00, 8% higher compared to the previous year-end. Interest rates showed a significant increase, especially during the last quarter. Finally, Argentine country risk reached an annual average of 676 basis points, growing substantially from August 2011 onward, reaching 927 basis points as of December 31, 2011.

In 2012, growth in the Argentine economy diminished as compared to 2011, registering a GDP increase of 0.8% according to the INDEC, as a result of domestic and global factors including the European debt crisis, the slowdown of emerging economies, and the effects of a short drought period and a subsequent flood period. Domestic demand was the main factor contributing to the positive variation in GDP. Exports fell 3% compared to the previous year, mainly due to the above-mentioned global factors, while imports declined 7%, resulting in a trade surplus of over U.S.$12 billion. Despite such trade surplus, the Central Bank’s reserves closed the year at U.S.$43.1 billion, a decrease of approximately U.S.$3 million compared to 2011, as a consequence of the use by the Argentine government of the Central Bank’s reserves to honor sovereign foreign debt commitments.

During 2012, the Central Bank continued implementing an expansive monetary policy. The exchange rate closed at Ps.4.91 per U.S.$1.00 by the end of the year, representing a 14% year-on-year depreciation of the peso.

The Argentine country risk premium located slightly below 1,000 basis points as of the end of the year. On March 22, 2012, the Argentine Congress enacted Law No. 26,739, which amended the charter of the Central Bank and the Convertibility Law. This new law amended the objectives of the Central Bank (established in its charter) and removed certain provisions previously in force. Pursuant to the terms of the new law, the Central Bank will focus on promoting monetary and financial stability as well as development with social equity. In addition, the concept of “freely available reserves” was eliminated, granting the Argentine government access to additional reserves to pay debt. In addition, since late 2011, the Argentine government has also adopted numerous measures to control directly or indirectly foreign trade and foreign exchange markets.

In 2013, real GDP economy registered an increase of 2.9% according to the INDEC, mainly as a result of the favorable performance of the agricultural sector. Industrial activity, on the other hand, slightly decreased compared to 2012, with the automotive industry being one of few sectors with positive variations. The trade balance resulted in a surplus of U.S.$9 billion, a decrease of approximately U.S.$3 billion compared to 2012. The Central Bank’s reserves closed 2013 at U.S.$30.6 billion, accounting for a cumulative decline of U.S.$12.5 billion from December 31, 2012. The Peso/U.S. dollar exchange rate closed at Ps.6.49 per U.S.$1.00.

In 2014, the Argentine economy recorded a substantial slowdown, reporting a 0.5% growth in real GDP according to the INDEC. Industrial activity decreased by 2.5% compared to 2013. The trade balance resulted in a surplus of U.S.$7 billion, representing a 16% decrease compared to 2013, with decreasing imports and exports and a negative energy trade balance. The Central Bank’s reserves increased by approximately U.S.$1 billion, reversing a three-year decline trend. Despite efforts of the Central Bank, interest rates that had increased in the early months of 2014, stood at approximately 20% at the end of the year. The Peso/U.S. dollar exchange rate rose 31% in 2014 compared to 2013, including a depreciation of approximately 24% in January 2014, closing at $8.55 per U.S.$1.00 at December 31, 2014. Argentine country risk reached an annual average of 780 basis points. See “Item 3. Key Information—Risk Factors—Factors Relating to Argentina—Economic and political instability in Argentina has affected and may continue to adversely affect our financial condition and results of operations.”

Presidential elections are scheduled for October 2015 and President Fernandez de Kirchner will complete her term in December 2015. Primary elections for presidential candidates are scheduled to take place in August 2015.

OIL AND GAS EXPLORATION AND PRODUCTION

Overview

The core of our operations is the Oil and Gas Exploration and Production business segment, as this is a key link in our business chain. This business segment’s strategy is to develop profitable oil and gas reserves with a commitment to social and environmental responsibility. This strategy is focused on three main initiatives:

•	Exploration for reserve replacement;

•	Optimization of operations and existing infrastructure as leverage for new projects; and

•	Development and monetization of non-conventional gas reserves.

As of December 31, 2014, we participated in oil and gas exploration and production activities in Argentina and in other Latin American countries, including Venezuela (through our equity interest in mixed companies (empresas mixtas)) and Bolivia.

As of December 31, 2014, our combined crude oil and natural gas proved reserves, including our share of the reserves of our unconsolidated investees, were estimated at 210.6 million barrels of oil equivalent (“MMboe”) (compared to 205.1 MMboe as of December 31, 2013), approximately 59% of which were proved developed reserves and approximately 41% of which were proved undeveloped reserves. Crude oil accounted for approximately 40% of our combined proved reserves, while natural gas accounted for approximately 60%. As of December 31, 2014, 89% of our total combined proved reserves were located in Argentina and 11% were located abroad.

During 2014, our combined oil and gas production in Argentina averaged 79,300 barrels of oil equivalent per day, including unconsolidated investees. Our total oil and gas production for this period, including our share in the production of unconsolidated investees, averaged 87,200 barrels of oil equivalent per day (compared to 97,100 barrels of oil equivalent per day in 2013). Crude oil accounted for approximately 43,597 barrels per day, while natural gas accounted for approximately 261.3 million cubic feet per day (“MMcf/d”), or 43,556 barrels of oil equivalent per day based on a measure of conversion of 6,000 cubic feet of gas per barrel of oil equivalent. Approximately 88% of our oil production and 94% of our gas production during 2014 was derived from our operations in Argentina.

On May 31, 2012, we agreed to acquire an additional 39.671% equity interest in Petrolera Entre Lomas S.A. (“PELSA”) from our controlling company Petrobras Participaciones S.L. (“PPSL”) for U.S.$249.4 million, increasing our share in PELSA to 58.881%. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Sale of Companies.” PELSA performs oil and gas exploration and production activities in Argentina, and the remaining shares of PELSA are owned by APCO Oil and Gas International Inc. Sucursal Argentina (“APCO”). As of December 31, 2014, PELSA owned three concessions in oil and gas production areas in Argentina, of which the Entre Lomas field (in the Provinces of Neuquén and Río Negro) is the most important. PELSA holds a 73.15% interest in the Entre Lomas field, in which APCO holds 23% and we hold a 3.85% stake.

On January 31, 2014, our board of directors (the “Board of Directors”) approved the sale to YPF S.A. of our entire interest in the Puesto Hernández Joint Operation (UTE) agreement, for a total price of U.S.$40.7 million. This transaction represented for us an early termination of the agreement entered into with YPF S.A. in 1991 to operate Puesto Hernández, which is an area covering 147 km2, located in the Provinces of Neuquén and Mendoza. Prior to transferring our interest in the Joint Operation (UTE) agreement to YPF S.A., our share of Puesto Hernandez’s daily production was approximately 4,000 barrels of oil per day.

On December 30, 2014, the legislature of the Province of Rio Negro ratified the agreement entered into with the government of the Province of Rio Negro to extend for an additional 10-year term our concessions in the 25 de Mayo-Medanito S.E., Jagüel de los Machos and Río Neuquén fields. We operate those three areas and hold a 100% stake in the 25 de Mayo-Medanito S.E. and Jagüel de los Machos production fields in the Province of Rio Negro. Additionally, as part of our agreement to extend our concessions, we agreed to transfer 5% of the rights and obligations arising from our concession in the Rio Neuquén field to Empresa de Desarrollo Hidrocarburífero Provincial S.A. (EDHIPSA). As of the date of this Annual Report the transfer is still to be implemented.

On December 30, 2014, the legislature of the Province of Rio Negro also ratified its agreement with PELSA (as operator of the relevant area), to extend our concession in the Entre Lomas field for an additional 10 years.

Recent Sales

On March 4, 2015, the Secretary of Energy of the Province of Salta granted us by Resolution 07/2015 an extension of the second exploration period of the Chirete concession area for a period of two years from the current expiration date. On March 19, 2015, the Board of Directors approved the transfer of a 50% stake in the Chirete area to the High Luck Group. The agreement is subject to approval by the authorities of the Province of Salta before it becomes effective.

On March 30, 2015, our Board of Directors approved the sale to Compañía General de Combustibles S.A. (“CGC”) of our entire interest in the Austral Basin in Argentina, which includes our interest in the UTEs in Santa Cruz I, Santa Cruz I Oeste, Glencross and Estancia Chiripá, our assets associated with Santa Cruz II, Punta Loyola Pier and oil and gas pipelines operated in the basin, for a total price of U.S.$101 million. The relevant concessions cover an area of 11,500 km2 and are located in the Province of Santa Cruz. Prior to transferring our interest in the concessions, our share of the Austral Basin’s daily combined oil and gas production was approximately 15,000 barrels of oil equivalent per day.

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

As of December 31, 2014, we had interests in 37 blocks: 23 oil and gas production blocks (18 in Argentina and five outside Argentina) and 14 exploration blocks located within exploration areas or pending authorization for production (all of them located in Argentina). As of December 31, 2014, we were directly or indirectly the contractual operator of 25 of the 37 blocks in which we had an interest.

As of December 31, 2014, our total gross and net productive wells were as follows:

	Oil	Gas	Total *
Gross productive wells (1)	2,490	401	2,891
Net productive wells (2)	1,771	299	2,070

(1)	Refers to number of wells completed.
(2)	Refers to fractional ownership working interest in gross productive wells.
*	See “—Overview—Recent Sales.”

As of December 31, 2014, our total production and exploration acreage, both gross and net, was as follows:

	Acreage *
	Production (1)		Exploration (2)
	Gross	Net (3)	Gross		Net (3)
	(in thousands of acres)
Argentina	4,118	2,691	15,873	(4)	5,212	(5)
Venezuela	485	126	—		—
Bolivia	56	56	—		—

Total	4,659	2,873	15,873		5,212

(1)	Includes all areas in which we produce commercial quantities of oil and gas or areas in the development stage.
(2)	Includes all areas in which we are allowed to perform exploration activities but where commercial quantities of oil and gas are not produced, plus areas that are not in the development stage.
(3)	Represents our fractional ownership working interest in the gross acreage.
(4)	Includes 14,300 thousand exploration acres in offshore areas.
(5)	Includes 4,139 thousand exploration acres in offshore areas.
*	See “—Overview—Recent Sales.”

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

	Year ended December 31,
	2014			2013			2012
	Argentina	Venezuela	Rest of Latin America	Argentina	Venezuela	Rest of Latin America	Argentina	Venezuela	Rest of Latin America
Gross wells drilled:
Production:
Development wells:
Oil	79	2	—	81	6	—	86	8	—
Gas	12	—	—	10	—	—	11	—	2
Dry wells	—	—	—	1	—	—	—	1	—

Total	91	2	—	92	6	—	97	9	2

Exploration:
Exploratory wells:
Oil	2	—	—	3	—	—	—	1	—
Gas	4	—	—	2	—	—	2	—	—
Dry wells	2	—	—	—	—	—	3	—	—

Total	8	—	—	5	—	—	5	1	—

Net wells drilled:
Production:
Productive wells:
Oil	53	—	—	60	1	—	69	2	—
Gas	9	—	—	6	—	—	9	—	2
Dry wells	—	—	—	—	—	—	—	—	—

Total	62	—	—	66	1	—	78	2	2

Exploration:
Discovery wells:
Oil	1	—	—	2	—	—	—	—	—
Gas	4	—	—	1	—	—	1	—	—
Dry wells	1	—	—	—	—	—	3	—	—

Total	6	—	—	3	—	—	4	—	—

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

On December 19, 2013, we (as operators) and Total Austral, having an interest of 55% and 45% in the Veta Escondida exploitation concession, respectively, reached an out-of-court agreement with the Province of Neuquén and Gas y Petróleo del Neuquén (“GyP”), to settle the dispute arising from the enactment of Provincial Decree No. 563/12, which declared the expiration of the concessionaires’ rights under this exploitation concession and led us to bring a complaint against the Province of Neuquén. During 2014, the term for the agreement approval by the Provincial Executive Branch expired.

On March 17, 2015, Provincial Decree No. 565/15 approved an agreement model including similar terms and conditions to those reached in the above mentioned one. The subscription by the parties to this new agreement model would finally settle the dispute. As of the date of this Annual Report, this agreement is still pending subscription.

Production

Argentine Oil and Gas Production

Rights to develop oil and gas fields in Argentina are currently awarded by the provincial governments through concessions and exploration permits. Under the amended Hydrocarbons Law, conventional (oil and gas) concessions will remain in effect for 25 years, non-conventional concessions for 35 years and offshore concessions for 30 years, and are typically renewable for a maximum term of ten years, and permits are generally granted for initial periods of four years. Concessionaires in Argentina are entitled to gross proceeds from production sales. All permanent fixtures, materials and equipment are under the control of the concessionaire, although they revert to the Argentine government at the end of the concession. Royalties based on production are paid to the respective Argentine provinces. Pursuant to the amended Hydrocarbons Law, concessionaires must pay royalties equivalent to 12% of the wellhead price of crude oil and natural gas, and are required to make additional royalty payments ranging from 3% up to a maximum of 18% when applying for extensions. The wellhead price is calculated by deducting freight and other sales related expenses from the sale prices obtained from transactions with third parties.

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

As of December 31, 2014, we owned 18 concessions in oil and gas production areas in Argentina. Our production is concentrated in four basins: the Neuquén, Austral, San Jorge and Noroeste Basins. In the Neuquén Basin—the most important basin in Argentina in terms of oil and gas production—we own approximately 667,000 net acres. Our most important fields in the Neuquén Basin are 25 de Mayo-Medanito S.E., El Mangrullo and Sierra Chata. In the Austral Basin, we owned approximately 1,910,000 net acres as of December 31, 2014, with Santa Cruz I and Santa Cruz II being our main concessions. On March 30, 2015 we agreed to sell certain of these assets to CGC. See “—Overview—Recent Sales.” As of December 31, 2014, we had 2,683 productive wells in Argentina.

For the year 2014, our average daily production was 38,258 barrels of crude oil and 246.2 million cubic feet of natural gas, representing a decrease of 16.3% in our production of oil (mainly as a result of the sale of the Puesto Hernandez block) and of 2.5% in our production of gas, compared to 2013.

During 2014, according to the SE, oil production in Argentina declined to an average of 532,927 barrels per day, a decrease of 1% compared to 2013. Gas production decreased by 1% and stood at 4.0 billion cubic feet per day. In 2014, our oil production and our gas production accounted for approximately 4% and 8% of total oil production and gas production in Argentina, respectively, and positioned us as the fourth producer of oil and gas in the country.

In 2014, we carried out investment plans aligned with our reserves replacement and production goals, as a means to achieve sustainable growth. Our capital expenditures included the drilling of 36 producing wells, repairing 30 producing wells, mainly in the Neuquén Basin, and expanding secondary recovery projects and surface facilities in several areas in which we operate.

Production Outside Argentina

As of December 31, 2014, 11% of our combined proved reserves were located outside Argentina. In addition, as of December 31, 2014, approximately 12% of our oil production and 6% of our gas production came from outside Argentina. As of that date, we had working interests in five oil and gas production blocks outside Argentina: Oritupano Leona, La Concepción, Acema and Mata (through direct and indirect equity interests in mixed companies, including Petroritupano S.A., Petroven-Bras S.A., Petrowayú S.A. and Petrokariña S.A.) in Venezuela, and Colpa Caranda in Bolivia.

Venezuela

During 2014, oil and gas production attributable to our operations in Venezuela averaged 4,903 barrels of oil equivalent per day, representing 5.6% of our daily production and a decrease of 15.5% compared to 2013. Our four areas in Venezuela, operated by mixed companies, had an aggregate of 147 productive wells.

Mixed companies are required to sell all liquid hydrocarbons and the associated natural gas they produce to Petróleos de Venezuela S.A. (“PDVSA”) by reference to a price formula that uses international benchmarks such as the price of WTI crude.

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

In 2011, the special tax payable under the above mentioned law was replaced with two special contributions, one for “extraordinary” prices and another for “exorbitant” prices, to be applied to the difference between the price set forth by the Venezuelan national budget and the monthly average of international prices of the basket of Venezuelan liquid hydrocarbons. In 2013, the Venezuelan government reformed the Decree No. 8,807/12, introducing modifications and updates the rates of these specials contributions. For the purposes of the law are considered exorbitant prices those whose monthly average of international prices of the basket of Venezuelan liquid hydrocarbons exceed U.S.$80 per barrel. These special contributions are recorded by mixed companies as selling expenses in their financial statements and negatively impact the earnings of such mixed companies.

Bolivia

In 2014, our net daily production in Bolivia under the economic interest method was 2,961 barrels of oil equivalent, or 3.4% of our total production. Of this amount, 13.5 MMcf/d corresponded to gas production and 706 barrels of oil per day corresponded to liquid hydrocarbons, including liquified petroleum gas (“LPG”).

As of December 31, 2014, we held a 100% interest in the Colpa Caranda Block in Bolivia. The Colpa Caranda Block covers approximately 56,000 net acres located in the Sub Andina Central Basin and has 61 producing wells. These fields, which originally exported gas to Argentina, currently deliver gas primarily to the Santa Cruz-São Paulo pipeline that transports gas to Brazil.

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

In the absence of further action by the Ecuadorian government, on December 9, 2011, we served a notice on the Ecuadorian government informing it of the existence of a dispute under the terms of the Treaty for the Promotion and Reciprocal Protection of Investments previously entered into between Argentina and Ecuador. Under the treaty, this implies the opening of a negotiation period prior to possible arbitration to seek enforcement of the provisions of the Amendatory Agreements.

On June 21, 2013, not having reached an agreement with the Ecuadorian government, EcuadorTLC SA, Cayman International Exploration Company and Teikoku Oil Ecuador, members of the Consortium, submitted to the Ecuadorian State a letter of notification of a dispute under the terms of the Amendatory Agreements, stating their decision to submit the dispute to international arbitration under the arbitration Rules of the UNCITRAL, which was instituted on February 26, 2014.

At December 31, 2014 we recorded Ps.458 million to be recovered from the Ecuadorian State in accordance with the provisions of the Amendatory Agreements, excluding any interest accrued, as we believe that it is not possible to determine with certainty the interest rate to be applied.

As of the date of this Annual Report, the Company has taken all the necessary procedural steps to preserve its rights to receive from the Ecuadorian government the compensation provided for in the Amendatory Agreements.

Crude Oil Transportation Agreement with OCP

Starting November 10, 2003, the Company entered into a “Ship or Pay” agreement with Oleoducto de Crudos Pesados S.A. (“OCP”), whereby it secured an oil transportation capacity of 80,000 barrels per day for a 15-year term.

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

Upon termination of the operations in Block 18, EcuadorTLC recognized liabilities amounting to Ps.342 million as of December 31, 2010 for contract termination costs that will continue to be incurred under the Ship or Pay contract with OCP for the expected loss on the net committed transportation capacity. As of December 31, 2014, related current and non-current liabilities amounted to Ps.130 million and Ps.299 million, respectively. The obligations associated with the Ship or Pay contract expire in 2018.

During 2013, several inconsistent court rulings were issued in connection with certain interpretative divergences between OCP and the Ecuadorian tax authorities. In 2014, however, the Ecuadorian tax authorities’ position was confirmed by the Ecuadorian National Court of Justice. OCP filed certain extraordinary protection petitions with the Ecuadorian Constitutional Court, which were dismissed at the end of 2014.

As of December 31, 2014, OCP had negative shareholders’ equity. We have not committed to make capital contributions or provide financial assistance to OCP; therefore our equity interest in OCP was valued at zero and we recorded a net loss of Ps.464 million for 2014 after giving effect to the capitalization during 2014 of a credit we held against OCP. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Commercial Operations.”

Statistical Information Relating to Oil and Gas Production

The following table sets forth our oil and gas production during 2014. Production figures represent our working interest in production (and are therefore net to us). In addition, the table includes our working interest in each field, the number of producing wells and the expiration date of the concessions, in each case as of December 31, 2014. Although some of these concessions may be extended at their expiration, the expiration dates set forth below do not include any extensions.

			2014 Production			Oil and Gas Wells
Production Areas	Location	Basin	Oil (1)	Gas (2)	Oil Equivalent (3)		Interest	Expiration
Argentina:
25 de Mayo – Medanito S.E.	La Pampa and Río Negro	Neuquén	3,302	2,873	3,781	657	100.00%	2016/2026
El Mangrullo	Neuquén	Neuquén	42	21,273	3,588	25	100.00%	2025
Jagüel de los Machos	La Pampa and Río Negro	Neuquén	2,224	3,832	2,863	231	100.00%	2015/2025
Bajada del Palo	Neuquén	Neuquén	1,228	2,673	1,674	110	46.92%	2025
Santa Cruz II	Santa Cruz	Austral	367	1,618	637	56	100.00%	2017/2028
Río Neuquén	Río Negro and Neuquén	Neuquén	323	11,527	2,244	130	100.00%	2027
Entre Lomas	Río Negro and Neuquén	Neuquén	2,344	3,583	2,941	494	46.92%	2026

			2014 Production			Oil and Gas Wells
Production Areas	Location	Basin	Oil (1)	Gas (2)	Oil Equivalent (3)		Interest		Expiration
Aguada de la Arena	Neuquén	Neuquén	50	6,079	1,063	14	80.00%		2036
Santa Cruz I	Santa Cruz	Austral	913	20,296	4,296	102	71.00%		2017/2035
Sierra Chata	Neuquén	Neuquén	42	7,872	1,354	68	45.56%		2023
Atuel Norte	Mendoza	Neuquén	3	—	3	4	33.33	%(6)	2015
La Tapera – Puesto Quiroga	Chubut	San Jorge	41	—	41	12	35.67	%(6)	2027
El Tordillo	Chubut	San Jorge	1,994	—	1,994	648	35.67	%(6)	2027
Aguaragüe	Salta	Noroeste	80	3,160	607	33	15.00	%(6)	2023/2027
Estancia Agua Fresca	Santa Cruz	Austral	555	2,184	919	25	50.00%		2034
Puesto Oliverio	Santa Cruz	Austral	28	1	28	1	50.00%		2037
Gobernador Ayala	Mendoza	Neuquén	169	—	169	41	22.51	%(6)	2036
Charco del Palenque	Río Negro	Neuquén	351	2,887	832	32	46.92%		2034

Total Argentina			14,056	89,858	29,034	2,683

Outside Argentina:
Colpa Caranda (4)	Bolivia	Sub Andina	258	4,939	1,081	61	100.00%		2029
Oritupano Leona (5)	Venezuela	Oriental	866	—	866	72	22.00	%(6)	2025
Acema (5)	Venezuela	Oriental	25	—	25	18	34.49	%(6)	2025
La Concepción (5)	Venezuela	Lago Maracaibo	683	591	782	51	36.00	%(6)	2025
Mata (5)	Venezuela	Oriental	117	—	117	6	34.49	%(6)	2025

Total Outside Argentina			1,949	5,530	2,871	208

Total			16,005	95,388	31,905	2,891

(1)	In thousands of barrels.
(2)	In millions of cubic feet.
(3)	In thousands of barrels of oil equivalent. Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per barrel of oil equivalent.
(4)	Production from Colpa Caranda block was calculated using the economic interest method.
(5)	Indirect interests through mixed companies.
(6)	Areas operated by third parties.

The following table sets forth our average daily production of oil, including other liquid hydrocarbons, for the fiscal years ended December 31, 2014, 2013 and 2012. This table includes our net share of production of subsidiaries, joint operations and associates.

	Year ended December 31,
	2014	2013	2012
	(average barrels per day)
Argentina	38,258	45,688	44,769
Venezuela	4,633	5,518	6,387
Rest of Latin America	706	781	885

Total	43,597	51,987	52,040

The following table sets forth our average daily gas production for the fiscal years ended December 31, 2014, 2013 and 2012. This table includes our net share of production of subsidiaries, joint control operations and associates.

	Year ended December 31,
	2014	2013	2012
	(average thousands of cubic feet per day)
Argentina	246,186	252,636	276,191
Venezuela	1,619	1,696	2,420
Rest of Latin America	13,532	16,159	18,605

Total	261,338	270,491	297,216

The following table sets forth the average sales price per barrel of oil and per million cubic feet of gas for each geographic area for the fiscal years ended December 31, 2014, 2013 and 2012, of our subsidiaries, joint operations and associates.

	Year ended December 31,
	2014	2013	2012
Argentina:
Oil (in pesos per barrel of oil)	615.7	399.0	320.5
Gas (in pesos per thousand cubic feet)	22.5	12.6	8.8

Venezuela(1):
Oil (in pesos per barrel of oil)	589.4	610.3	408.3

Rest of Latin America(2):
Oil (in pesos per barrel of oil)	400.2	157.2	90.4
Gas (in pesos per thousand cubic feet)	53.2	44.9	37.4

(1)	Figures are translated into Argentine pesos at historic exchange rates, using an annual average exchange rate.
(2)	Figures are translated into Argentine pesos at historic exchange rates, using a monthly average exchange rate.

The following table sets forth our average production cost, royalties and depreciation cost of oil and gas fields in each geographic area for the fiscal years ended December 31, 2014, 2013 and 2012. This table includes our net share of production of our subsidiaries, joint operations and associates.

	Year ended December 31,
	2014	2013	2012
	(in pesos per barrel of oil equivalent)
Argentina:
Production cost	109.23	80.82	60.08
Royalties	52.17	34.27	24.85
Depreciation	80.05	58.73	45.12

Total	241.15	173.82	130.05

Venezuela(1):
Production cost	314.03	172.85	103.74
Royalties	228.26	127.61	102.19
Depreciation	126.46	64.49	46.38

Total	668.75	364.95	252.31

Rest of Latin America(2):
Production cost	70.80	34.62	27.44
Royalties	—	—	—
Depreciation	36.19	17.90	15.46

Total	106.99	52.52	42.91

(1)	Figures are translated into Argentine pesos at historic exchange rates, using an annual average exchange rate.
(2)	Figures are translated into Argentine pesos at historic exchange rates, using a monthly average exchange rate.

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

The following table lists our exploration areas in Argentina as of December 31, 2014, the location and basin of each area, our net working interest and the expiration date for the exploration authorization.

	Location	Basin	Interest		Expiration
Argentina:
Glencross	Santa Cruz	Austral	87.00%		2033
Estancia Chiripá	Santa Cruz	Austral	87.00%		2033
Agua Amarga	Río Negro	Neuquén	46.92%		(1)
Parva Negra Este	Neuquén	Neuquén	85.00%		2018
Cerro Hamaca Norte	Mendoza	Neuquén	39.64	%(3)	(2)
El Campamento	Santa Cruz	Austral	50.00%		2037
El Cerrito Oeste	Santa Cruz	Austral	50.00%		2037
Chirete*	Salta	Noroeste	100.00%		2014
Enarsa 1	Continental Shelf	Offshore Argentina	25.00	%(3)	2020
Enarsa 3	Continental Shelf	Offshore Argentina	35.00%		2020
Río Atuel	Mendoza	Neuquén	33.33	%(3)	2015
Borde del Limay	Neuquén	Neuquén	85.00%		2015
Los Vértices	Neuquén	Neuquén	85.00%		2015
Veta Escondida and Rincón de Aranda	Neuquén	Neuquén	55.00%		2027

(1)	We have filed an application for permission to annex this area to our concession covering the Charco del Palenque field, which is pending approval as of the date of this Annual Report.
(2)	We have filed an application for a production concession with respect to this field, which is pending approval as of the date of this Annual Report.
(3)	Areas operated by third parties.
*	See “Item 4. Information on the Company—Oil and Gas Exploration and Production Overview—Recent Sales.”

Exploration in Argentina

As of December 31, 2014, we held interests in approximately 15,873,000 gross exploration acres in Argentina, of which approximately 1,198,000 were located in shale oil/shale gas areas.

In 2014, we drilled five onshore wells: three in the Neuquén Basin, two of which—Mangrullo a-1022 and Rio Neuquen e-1052—were productive. We finished drilling the third well, Mangrullo a-1049, in December 2014, and it was completed, fractured and tested during first quarter of 2015 and is now a productive well. The two other wells drilled in 2014 are located in the Austral Basin. The Estancia La Nueva x-1 was a discovery well, and Estancia Campos a-6 was an appraisal well.

The Rio Neuquén e-1052 well’s objective was to investigate the extension of the tight gas reservoirs of the Punta Rosada and Lajas formations at a depth of 4,300 meters and outside of the area currently under development. After drilling, the well was hydraulically stimulated and tested, with very successful results.

The two wells in the El Mangrullo production area were discovered in 2013 while drilling the El Mangrullo x-1015 well as part of appraising the Agrio Formation.

In November 2014, we began drilling the shale gas Parva Negra x-1004 well, which is scheduled for completion during 2015. This well’s main objective is to evaluate the productivity of the Vaca Muerta Formation at a depth of 2,500 meters.

The two remaining wells, Estancia La Nueva x-1 and Estancia Campos a-6, were drilled in the Austral Basin. The first was a discovery of a gas and condensate accumulation in the La Paz field and the second well was drilled during delimitation of the Estancia Campos discovery in 2012.

In January 2014, we completed the drilling and fracturing operations of the Sierra Chata x-97 well, which became the second non-conventional (shale) exploratory well in the Petrobras system (and the first gas well). In 2014, we also initiated early production in the Rincón de Aranda shale oil field as a result of discovering oil there in 2013.

New Area for the Exploration of Non-Conventionals Hydrocarbon Reserves

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

Reserves

We believe our estimates of remaining proved recoverable oil and gas reserve volumes to be reasonable. Pursuant to Rule 4-10 of Regulation S-X, promulgated by the SEC, proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs, under existing economic and operating conditions, i.e., prices and cost at the date of estimation. DeGolyer and MacNaughton performed an independent evaluation of approximately 80% of our estimated reserves as of December 31, 2014. The reserves not evaluated by DeGolyer and MacNaughton are in areas where we do not act as operator. The evaluation covered 100% of the estimated reserves located in areas operated by us. DeGolyer and MacNaughton evaluated the proved oil and natural gas reserve estimates in accordance with Rule 4-10 of Regulation S-X and in accordance with the oil and gas reserves disclosure provisions of ASC Topic 932. We provided all information required during the course of the evaluation process to DeGolyer and MacNaughton’s satisfaction. See the reserves evaluation report by DeGolyer and MacNaughton, dated January 30, 2015, included as Exhibit 5.1 to this Annual Report.

As of December 31, 2014, 2013 and 2012, 80%, 73% and 76%, respectively, of our estimated reserves were evaluated by DeGolyer and MacNaughton.

Internal Control over Proved Reserves

The reserves estimation process begins with an initial evaluation of our assets by geophysicists, geologists and engineers. A Reserves Coordinator (Coordinador de Reservas, or “RC”) safeguards the integrity and objectivity of our reserves estimates by supervising and providing technical support to technical teams who are responsible for preparing the reserves estimates. Our technical teams have degrees in geophysics, geology, petroleum engineering and accounting, and are trained internally in reserves estimates seminars. The RC is responsible for consolidating and auditing the reserves estimation process in compliance with the SEC reserves guidelines. The technical officer primarily responsible for overseeing the preparation of our reserves is a member of the Society of Petroleum Engineers (the “SPE”), with 25 years of experience in exploration and production activities, and has been with PESA for 25 years. Our reserves estimates are approved by the Oil and Gas Exploration and Production Director and submitted to our Executive Committee.

Most of the reserves estimates related to areas in which we do not act as operator were prepared by the operators and subsequently reviewed by our petroleum engineers before making the assessment of our proved reserves. The reported hydrocarbon reserves were estimated based on professional, geological and engineering judgment and on information supplied by us prior to January 30, 2015. Thus they are subject to revisions, upward or downward, as a result of future operations or as additional information becomes available. The estimation of reserves is imprecise due to many unknown geologic and reservoir factors that can only be estimated through sampling techniques. Since reserves are therefore only estimates, they cannot be appraised for the purpose of verifying exactness.

As of December 31, 2014, our liquid hydrocarbon and natural gas proved developed and undeveloped reserves totaled 210.6 MMboe (84.6 MMboe of liquid hydrocarbons and 756.3 billion cubic feet, or 126.1 MMboe, of natural gas), representing a 2.7% increase compared to proved reserves as of December 31, 2013 (an increase of 2.8% and 2.7% for liquid hydrocarbons and natural gas, respectively). During 2014, our fields located in Argentina accounted for revisions of previous estimates amounting to 0.9 MMboe. In addition, a downward revision of 4.0 MMboe was attributable to a greater-than-expected decline in our reserves held through mixed companies in Venezuela.

Liquid hydrocarbons and natural gas accounted for 40% and 60%, respectively, of our total proved reserves as of December 31, 2014. Approximately 11% of our total proved reserves as of such date were located outside Argentina.

As of December 31, 2014, proved developed reserves of crude oil equivalent represented 58.6% of our total proved reserves of crude oil equivalent.

As of December 31, 2014, we had proved reserves equal to seven years of production at 2014 volumes.

The following table sets forth our estimated net proved developed and undeveloped reserves of crude oil and natural gas by country as of December 31, 2014, including our subsidiaries, joint operations and associates.

	Reserves as of December 31, 2014
Reserves category	Oil (millions of barrels)	Natural Gas (billion cubic feet)	Oil Equivalent (MMboe)(1)
PROVED
Developed	61	372	123
Argentina	52	356	111
Venezuela	9	16	12

PROVED
Undeveloped	24	384	88
Argentina	15	372	77
Venezuela	9	12	11

Total proved reserves (developed and undeveloped)	85	756	211

(1)	Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per barrel of oil equivalent.

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

The table below sets forth, by geographic area, our total proved reserves and proved developed reserves of crude oil, condensate and natural gas liquids, and reserves of natural gas, at the indicated dates. This table includes our net share of the proved reserves of our subsidiaries, joint operations and associates. Our net share of the proved reserves of our unconsolidated investees represented 11% of our total proved reserves as of December 31, 2014.

	Crude oil, condensate and natural gas liquids			Natural gas
	Argentina	Venezuela	Total	Argentina	Venezuela	Total	Combined
	(in thousands of barrels)			(in millions of cubic feet)			(in MMboe) (1)
Total proved developed and undeveloped reserves as of December 31, 2012	64,245	24,530	88,775	712,466	46,455	758,921	215.3
Proved developed reserves as of December 31, 2012	48,936	12,670	61,606	358,319	14,582	372,901	123.8
Increase (decrease) originated in:
Revisions of previous estimates	67	(1,086)	(1,019)	65,774	(4,362)	61,412	9.3

Purchase of proved reserves in place	13,204	—	13,204	9,260	—	9,260	14.7
Year’s production	(16,675)	(2,020)	(18,695)	(92,213)	(620)	(92,833)	(34.2)
Total proved developed and undeveloped reserves as of December 31, 2013	60,841	21,424	82,265	695,287	41,473	736,760	205.1

	Crude oil, condensate and natural gas liquids			Natural gas
	Argentina	Venezuela	Total	Argentina	Venezuela	Total	Combined
	(in thousands of barrels)			(in millions of cubic feet)			(in MMboe) (1)
Proved developed reserves as of December 31, 2013	43,802	12,448	56,250	320,642	14,848	335,510	112.2
Increase (decrease) originated in:
Revisions of previous estimates	(3,053)	(1,766)	(4,819)	23,424	(13,277)	10,147	(3.2)
Improved recovery	520	—	520	10,817	—	10,817	2.3
Extensions and discoveries	2,955	—	2,955	42,076	—	42,076	10.0
Purchase of proved reserves in place	22,713	—	22,713	46,975	—	46,975	30.5
Sale of proved reserves in place	(3,404)	—	3,404	—	—	—	(3.4)
Year’s production	(13,957)	(1,691)	(15,648)	(89,858)	(591)	(90,449)	(30.7)
Total proved developed and undeveloped reserves as of December 31, 2014	66,615	17,967	84,582	728,721	27,605	756,326	210.6
Proved developed reserves as of December 31, 2014	51,986	9,407	61,393	356,228	15,738	371,966	123.4

(1)	Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per barrel of oil equivalent.

The following table sets forth the breakdown of our total proved reserves of liquid hydrocarbons and natural gas into proved developed and proved undeveloped reserves as of December 31, 2014, 2013 and 2012.

	2014		2013		2012
	Millions of barrels of oil equivalent	% of total proved reserves	Millions of barrels of oil equivalent	% of total proved reserves	Millions of barrels of oil equivalent	% of total proved reserves
Proved developed reserves	123.4	58.58%	112.2	54.70%	123.8	57.49%
Proved undeveloped reserves	87.2	41.42%	92.9	45.30%	91.5	42.51%

Total Proved Reserves	210.6	100%	205.1	100%	215.3	100%

Estimated reserves were subject to economic evaluation to determine their economic limits. Estimated reserves in Argentina are stated before royalties since royalties have the same impact as taxes on production and are not paid in kind, and therefore are treated as operating costs. Estimated reserves in Venezuela are also stated before royalties and are computed by multiplying our ownership in each mixed company by the proved reserves volumes of the relevant mixed company.

As of December 31, 2014, 59% of our proved reserves were developed, while 41% were undeveloped. Proved developed reserves were 123.4 million of barrels of oil equivalent. During 2014, we invested U.S.$161 million to convert approximately 8.6 million barrels of oil equivalent of proved undeveloped reserves to proved developed reserves.

The 6% decrease in our proved undeveloped reserves in 2014 compared to 2013 is mainly attributable to:

(1)	the conversion of approximately 8.6 MMboe of proved undeveloped reserves to proved developed reserves, mainly through drilling activities in our production areas in the Neuquén Basin;

(2)	a ten-year extension of our concession in the 25 de Mayo-Medanito S.E., Jagüel de los Machos, Río Neuquén and Entre Lomas production areas, all located in the Neuquén Basin (See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Consolidated Results of Operations—Changes in Our Oil and Gas Exploration and Production Portfolio”), which resulted in the addition of 6.7 MMboe of proved undeveloped reserves;

(3)	the sale to YPF S.A. of our entire interest in the Puesto Hernández Joint Operation (UTE), which resulted in decrease of 0.3 MMboe; and

(4)	a decrease of 3.3 MMboe of proved undeveloped reserves, based on negative revisions to previous estimates of reserves.

The activities described in items (1), (2), (3) and (4) above resulted in a net decrease of 5.6 MMboe in our proved undeveloped reserves in 2014 compared to 2013.

As of December 31, 2014, proved undeveloped reserves were 87.2 MMboe, all of which correspond to wells located within one offset of proved developed reserves and gas fields where the activity has been scheduled to maintain production levels in accordance with contracts and installed facilities. The Company plans to put 91% of these proved undeveloped reserves into production through activities to be implemented over the next five years. The 9% of these reserves that will be developed over periods exceeding five years are mainly located in gas fields where the activity has been scheduled to maintain production levels in accordance with contracts and installed facilities.

We have a total of 7.7 million barrels of oil equivalent of proved undeveloped reserves, all located in Argentina, that have been booked for more than five years. This is because such reserves are mainly located in gas fields where the activity has been scheduled to maintain production levels in accordance with contracts and installed facilities.

We prioritize the development of new business opportunities associated with non-conventional gas reserves in Argentina. During 2014, we drilled two wells in the Rio Neuquén area, three wells in the El Mangrullo area and three wells in the Sierra Chata area aimed at developing non-conventional gas reserves in the Punta Rosada and Mulichinco Reservoirs. We expect to sell the non-conventional gas produced in these areas under the Gas Plus program as approved by the SE.

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

We replace our reserves through the acquisition of producing fields, exploration and by “proving up” reserves in existing fields. “Proving up” is the process by which additional reserves classified as “probable and possible reserves” in a producing field are accessed and reclassified as “proved reserves.” We prove up reserves with reservoir management techniques, such as waterflooding and enhanced oil recovery projects. The reservoir management techniques currently used are water injection and the drilling of horizontal producing and injection wells. Technologies such as 3D seismic process, horizontal and step out wells, underbalance drilling and reservoir numerical stimulation are also used.

Sales

The following table sets forth sales for the Oil and Gas Exploration and Production business segment, by geographical area for the fiscal years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
	(in millions of pesos )
Argentina	10,361	7,649	5,945
Outside Argentina	192	189	168

Total	10,553	7,838	6,113

The increase in sales during 2014 was mainly due to higher prices during 2014. See “Item 5. Operating and Financial Review and Prospects—Discussion of Results—Year ended December 31, 2014 compared to year ended December 31, 2013—Analysis of Operating Income by Business Segment.”

OCP

In 2001, the Ecuadorian government awarded OCP the rights to construction and operation for a 20-year term of the 503 km-long pipeline that runs from the northeastern region of Ecuador to the Balao distribution terminal on the Pacific Ocean coast. As of December 31, 2014, we held an 11.42% interest in OCP. OCP’s other shareholders are Andes Petroleum, Ecuador Ltd., Perenco Ecuador Limited, Occidental del Ecuador Inc., Repsol Ecuador S.A. and AGIP Oleoducto de Crudos Pesados B.V.

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

Oleoductos del Valle S.A. (“Oldelval”)

As of December 31, 2014, we held a 23.1% interest in Oldelval, which is the concessionaire of the transportation of crude oil through a 888 km-long oil pipeline between the Neuquén Basin and Puerto Rosales (located in the Province of Buenos Aires). Oldelval operates trunk oil pipelines, providing access to the Allen-Puerto Rosales pipeline, with 1,706 km of installed piping. The concession has a 35-year term, which began in 1993, with an option to extend the term for ten additional years. Oldelval’s other shareholders are YPF, Chevron Argentina S.R.L., Pluspetrol S.A., Pan American Energy Ibérica S.L. and Tecpetrol S.A.

The Allen-Puerto Rosales pipeline has a transportation capacity of approximately 220,000 barrels per day, with one million barrels of storage capacity.

During 2014, oil volumes transported by Oldelval from Allen to Puerto Rosales totaled 53.1 million barrels, a 3.5% decrease compared to 2013, mainly due to a decrease in production in the Neuquén Basin.

The applicable laws governing the transportation of hydrocarbons through oil pipelines, which are based on the notion of free access, assign loading preference quotas to pipeline owners based on their shareholdings. Oil transportation rates are set by the SE.

Competition

Our oil- and gas-related businesses are subject to oil price fluctuations determined by international market conditions and internal price controls, export restrictions and other regulations. In our oil and gas operations in and outside of Argentina, we face competition from oil and gas producers throughout the world.

REFINING AND DISTRIBUTION

Our presence in the Refining and Distribution business segment enables us to capitalize on our hydrocarbon reserves. Refining and distribution operations are a necessary link in the business value chain, starting with crude oil and gas exploration and production and ending with customer service at the gas station network and the supply of petrochemical products.

As of December 31, 2014, our Refining and Distribution operations were based in Argentina, where we operate a refinery and a network of 262 gas stations. Our Ricardo Eliçabe refinery (the “Refinery”) is located in Bahía Blanca (Province of Buenos Aires). In addition, we have a 28.5% interest in Refinería del Norte S.A. (“Refinor”).

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

Between August 20 and September 30, 2014, our Refinery successfully completed its scheduled plant shutdown involving the Refinery’s processing units, utilities and offsites, to perform general maintenance on the catalytic reformer, hydro-treatment unit, atmospheric distillation unit (topping) and vacuum distillation unit.

The Refining and Distribution Business in Argentina

In 2014, gasoline and diesel sales volumes in the Argentine fuel market totaled 21.1 million cubic meters, a 2% decrease compared to 2013. According to the SE, diesel sales volumes in the domestic market decreased 2.8% to 12.9 million cubic meters as a consequence of a decrease in demand from the agricultural and industrial sectors.

According to the SE, the gasoline market contracted by 0.8% during 2014, with sales volumes totaling 8.1 million cubic meters. This decrease is attributable to the slump in economic activity in 2014.

The compressed natural gas (“CNG”) market totaled 2.8 million cubic meters, a 2% increase compared to 2013.

Refining Division

Ricardo Eliçabe Refinery

As of December 31, 2014, our Refinery had a total refining capacity of 30,200 barrels of oil per day. The Refinery is located in the city of Bahía Blanca, in the Province of Buenos Aires, a strategic location for the reception of crude oil coming through an oil pipeline from the Neuquén Basin, for other Argentine crude oil coming by sea from the Golfo San Jorge or Santa Cruz Sur Basins, and for imports from international markets. With a crude oil processing capacity of approximately 30,200 barrels per day, the Refinery produces a wide variety of products: regular gasoline, premium gasoline and ultra-high octane gasoline (Podium), diesel, fuel oil, asphalts and liquefied gases (propane and butane).

The Refinery also produces intermediate fuel oil (“IFO”) mixes used as fuel in vessels, raw materials for solvents and virgin naphtha for the petrochemical industry. The Refinery has a storage capacity of 480,000 barrels of heavy products and 690,000 barrels of light products.

During 2014, the Refinery processed an average of 27,068 barrels of oil per day. In 2013, the Refinery processed an average of 28,730 barrels per day.

Dock Sud Plant

The Dock Sud distribution plant, located in the province of Buenos Aires, close to the city of Buenos Aires, has a total storage capacity of approximately 1,230,000 barrels of heavy and light products. This plant is connected to the Oiltanking Ebytem terminal in the city of Bahía Blanca through a pipeline.

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

Refining Investment Plans

In 2015, we expect to continue making necessary investments to comply with legal standards for maintaining our equipment, to improve the reliability of operations, to install a removable Steamship Unit on the truck loading area and to upgrade the duct system.

At the Bahía Blanca port, we expect these changes to include the evaluation of a new diesel hydrotreatment unit project and the expansion of topping and vacuum capacity at the Refinery.

In Dock Sud, we expect to make investments in the fire system and also in fuel tanks.

In Caleta Paula, we expect investments to focus on fuel tanks, among other improvements.

Distribution Division

As of December 31, 2014, our commercial network of gas stations and wholesale customers allowed us to deliver products and services to a number of regions in Argentina. In recent years, our strategy has been to optimize our customer portfolio, adapt its size to our production capacity, and streamline distribution processes.

As of December 31, 2014, we had a network of 262 gas stations located throughout Argentina, of which 259 bear the “Petrobras” brand name and 33 are “Spacio 1” convenience stores.

During 2014, we continued with the implementation of the Controlled Quality Program to ensure product quality standards.

TÜV Rheinland, an inspection and quality certification consultant, recertified our Distribution Division as an ISO 9001-2008 Management System in September 2014 without any non-conformity observation.

We also continued with the Challenge Program, providing training at gas stations through the Mobile Classroom modality and including two vehicles identified and equipped to develop and increase brand value through standardizing of the customer service model at our gas stations. Additionally, we continued our maintenance program for GNC compressors.

On December 13, 2013 we received the “Annual Safety Award – Distribution segment” from the IAPG for our assessment of accident statistics and safety management, involving gas station operations, engineering, gas station maintenance and fuel transportation activities.

PESA’s points of sale (gas stations) in Argentina as of December 31, 2014 were as follows:

As of December 31, 2014
Owned (1)	79
Franchised (2)	183

Total	262

(1)	Owned or controlled by PESA under long-term commercial contracts or other types of contractual relationships that secure long-term direct influence over such points of sale.
(2)	The term “franchised” is used to refer to gas stations owned by third parties with whom PESA has signed a franchise agreement that provides PESA with the right (i) to become the gas station’s exclusive supplier and (ii) to brand the gas station with its corporate image. Current laws establish that the term of such contracts should be five years for existing stations and eight years for newly constructed stations.

PESA sells fuels in Argentina under the Petrobras and other brand names. Distribution as of December 31, 2014 was broken down as follows:

Gas Stations

As of December 31, 2014
Petrobras-branded	259
Other brands	3

Total	262

Our liquid fuels domestic sales totaled 1.20 million cubic meters during 2014. As a result, our market share in 2014 stood at 5.6%, ranking us fourth in the Argentine market.

Out of 1.20 million cubic meters of total liquid fuels sold in 2014, 0.78 million cubic meters were diesel, a 5.4% increase compared to 2013, and gasoline sales, in turn, totaled 0.49 million cubic meters, a 2% decrease compared to 2013. Our sales of liquid fuels and gasoline represented 5.5% and 5.4%, respectively, of all sales of these products in the Argentine market in 2014. In addition, annual sales of premium gasoline totaled 81 thousand cubic meters, which resulted in a 4.3% market share.

Our distribution business is also focused on lubricants. We aim to promote the Lubrax brand in Argentina through the development of exclusive lubricant customers, the leveraging of combined sales with liquid fuels and promotions at retail outlets.

In 2014, Lubrax sales in the Argentine market totaled 16,100 cubic meters, a 6.9% decrease compared to 2013. Our share in the lubricants market in 2014 was 5.4% compared to 5.7% in 2013. This decrease was mainly attributable to the aggressive pricing policies of our competitors.

We also sell oil products to the industrial, construction and marine markets. Products sold in these markets include marine fuels and lubricants, asphalts and other products. In 2014, we sold 215,000 cubic meters of IFO bunker, used in ships. In addition, we sold 28,000 cubic meters of marine diesel, representing a 10.8% market share in 2014.

In 2014, we sold 79,200 tons of asphalt, representing an 18% market share. The higher-quality asphalt product, developed since 2011, represented 64% of the supply of asphalt from our Refinery.

The following table shows production and sales for our consolidated Refining and Distribution segment for the fiscal years ended December 31, 2014, 2013 and 2012:

	Year Ended December 31,
	2014	2013	2012
Average crude oil processed per day (barrels)	27,068	28,730	28,700

Production (thousands of tons):
Virgin naphtha	37	34	58
Diesel	456	485	494
Other products	807	863	846

Sales (in thousands of m3):
Crude oil	220	284	482
Gasoline	491	554	547
Diesel	784	782	791
Fuel oil/IFO	315	395	391
Paraffins	27	20	46
Others	240	211	218

Sales (in millions of pesos):
Argentina	10,294	7,174	6,097
Outside Argentina	1,182	972	859

Total sales (in millions of pesos)	11,476	8,146	6,957

Refinor

We have a 28.5% interest in Refinor, whose other shareholders are YPF (50%) and Pluspetrol S.A. (21.5%). Refinor is engaged in crude oil refining, natural gas processing, product transportation, marketing and sales.

Refinor owns the only refinery in the northern region of Argentina, which is located in Campo Durán, in the Province of Salta. Refinor’s refining capacity is approximately 26,400 barrels of oil per day and its natural gas processing capacity is 20.4 million cubic meters of gas per day (“MMm3/d”).

Refinor owns and operates the following processing plants: an atmospheric distillation unit (topping), a vacuum distillation unit, a gasoline hydro-treatment unit, a catalytic reformer plant, an Isopentane plant using fractional distillation of gasoline turbex (operating since April 2013), two turboexpander and fractioning plants for LPG production, as well as a plant for the production of auxiliary services (industrial water, steam, electricity, compressed air) used in the different processing plants.

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

As of December 31, 2014, Refinor had a commercial network of 66 gas stations located in the Provinces of Salta, Tucumán, Jujuy, Santiago del Estero, La Rioja, Catamarca and Chaco. Through these gas stations, Refinor sells a high performance fuel line: Refinor 97 (97 octane), High grade (95 octane) and Eco Diesel.

In 2014, daily average volumes of crude oil processed totaled 14,721 barrels per day, a 7% decrease compared to 2013. This decrease is explained by the lower importation of “Bolivian Blend” oil condensate from the neighboring country of Bolivia.

Sales volumes totaled 938,000 cubic meters per year, a 6% decrease compared to 2013, 443,000 cubic meters of which were directed to the domestic market and 495,000 cubic meters of which were directed to export markets. During 2014, Refinor had a market share of approximately 26.1% and 17.9% in the motor gasoline and diesel markets, respectively, in the Northwestern region of Argentina. Considering the size of its gas station network, Refinor remains the company with the second highest number of retail outlets and sales volumes in the Northwestern region of Argentina.

In 2014, Refinor processed an average of 14.1 MMm3/d, a 3.4% decrease compared to 2013. However, during 2014, Refinor produced 317,600 tons of LPG, only a 0.6% decrease compared to its LPG production during 2013.

Sales of LPG totaled approximately 302,603 tons during the year, a 1.5% increase compared to 2013.

The following table sets forth Refinor’s production and sales for the fiscal years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
Production (in thousands of m3):
Gasoline	160	173	131
Virgin naphtha	285	290	222
Diesel	319	330	317
Natural gasoline	89	89	100
Propane / butane	318	320	330
Other products	78	81	98

Sales (in thousands of m3):
Gasoline	161	172	130
Virgin naphtha	380	385	279
Diesel	320	338	309
Propane/butane	303	298	313
Other products	76	102	119

Sales (in millions of pesos):
Argentina	3,207	2,212	1,906
Outside Argentina	2,582	1,856	947

Total sales (in millions of pesos)	5,789	4,068	2,853

Competition

Our principal competitors in the Argentine gasoline and diesel markets are YPF, Shell C.A.P.S.A, Axion Energy Argentina S.A. and Oil Combustibles, which in 2014 had market shares of approximately 59.1%, 15%, 13.6%, and 4.3% respectively, according to the SE.

PETROCHEMICALS

The Petrochemicals business segment is an important component of our business strategy. Our goal in the Petrochemicals business segment is to maintain our position in the styrenics market by capitalizing on current conditions and maximizing the use of our own petrochemicals raw materials.

As of December 31, 2014, our Petrochemical operations were entirely based in Argentina. We produce a wide array of products, such as intermediate gasoline, aromatic solvents, hexane and other hydrogenated paraffinic solvents, propellants for the cosmetic industry, monomer styrene, as well as rubber and polymers for the domestic and foreign markets from natural gas, virgin naphtha, propane and other supplies.

Argentine Operations

In Argentina, we are the only producer of styrene, polystyrene and elastomers, and the only integrated producer of plastics derived from oil production. As part of our efforts to integrate our operations, we use a substantial amount of styrene for the production of polystyrene and synthetic rubber.

The petrochemicals division has the following plants:

•	An integrated petrochemicals complex at Puerto General San Martín, in the Province of Santa Fé, with an annual production capacity of 50,000 tons of gases (LPG and propellants), 155,000 tons of aromatics, 290,000 tons of gasoline and raffinate, 160,000 tons of styrene, 58,500 tons of synthetic rubber, 180,000 tons of ethylbenzene and 31,000 tons of ethylene.

•	A polystyrene plant located in the city of Zárate, in the Province of Buenos Aires, with a production capacity of 65,000 tons of polystyrene and 14,000 tons of bioriented polystyrene (“BOPS”) per year. This state-of-the-art BOPS plant is the only one of its type in South America.

•	An ethylene plant located in San Lorenzo, Province of Santa Fé, with a production capacity of 19,000 tons per year. It is located along the Paraná river coast, near the Puerto General San Martín petrochemicals complex, which uses ethylene as raw material for the production of ethylbenzene and styrene.

Styrenics Division

Monomer styrene sales volumes during 2014 totaled 56 thousand tons, a decrease of 18% compared to 2013. This decrease in sales volumes was mainly attributable to lower demand. Sales volumes in the domestic market decreased 9% compared to 2013 (a year of record sales), and export sales decreased by 33% compared to 2013 due to lower demand in Brazil.

In 2014, polystyrene sales volumes totaled 49.4 thousand tons, 1.6% less than in 2013, due to decreased domestic sales, which were partially offset by an increase in export sales.

In 2014, sales volumes of BOPS totaled 9.1 thousand tons, 6% more than in 2013. The increase was driven by a 15% increase in our sales exports, which was partially offset by a 13% decrease domestic sales.

In 2014, sales of synthetic rubber totaled 39.6 thousand tons, approximately 20% less than in 2013. Out of this volume, 22.1 thousand tons were sold in the domestic market, accounting for an 8% decrease compared to 2013, and 17.5 thousand tons were sold as exports, which accounts for a 32% decrease compared to 2013, mainly attributable to economic conditions in Brazil.

Also in 2014, we continued producing polymers with low aromatic content meeting European regulation standards, in response to our clients’ demands. Additionally, we developed a new polystyrene product with a potential demand of 6 thousand tons per year in the domestic market.

Reforming Gasoline Division

In 2014, improvements were made to optimize energy consumption and light gas recovery.

Sales of intermediate gasoline and naptha during 2014 totaled 256 thousand tons, of which 42 thousand tons were directed to the export market. Sales of aromatics and other products during 2014 totaled 60 thousand tons, 71% of which were directed to the domestic market, an increase of 10% compared to 2013.

Propellant gas sales totaled 15.4 thousand tons in 2014, accounting for a 29% increase compared to 2013, attributable to improvements at Puerto General San Martín plant.

As of December 31, 2014, our estimated market shares of the following products in Argentina were:

•	Styrene – 100%;

•	Polystyrene – 87%; and

•	Styrene butadiene rubber (“SBR”) – 81%.

The following table sets forth production and sales by major product for the Petrochemicals division in Argentina for the fiscal years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
Production (thousands of tons):
Styrene (1)	121	122	143
Synthetic rubber (2)	40	49	47
Polystyrene	57	44	64
BOPS	10	9	11
Naphtha	256	281	324
Aromatics and other products	217	183	71

Sales (thousands of tons):
Styrene (1)	56	68	69
Synthetic rubber (2)	40	50	46
Polystyrene and BOPS	58	59	67
Propylene (3)	15	19	25
Naphtha	255	289	324
Aromatics and other products	76	55	69

Sales (in millions of pesos):
Argentina	3,587	2,334	1,861
Outside Argentina	849	1,014	1,046

Total sales (in millions of pesos)	4,436	3,348	2,907

(1)	Including ethylbenzene.
(2)	Including SBR, NBR and butadiene.
(3)	Including ethylene.

In 2013, sales for this business segment increased by Ps.441 million, or 15.2%, to Ps.3,348 million from Ps.2,907 million in 2012, primarily as a consequence of a 26% rise in average sales prices, which more than offset a 10.1% decline in volumes sold.

In 2014, sales for this business segment increased by Ps.1,088 million, or 32.5%, to Ps.4,436 million from Ps.3,348 million in 2013, primarily as a consequence of a 45% rise in average sales prices, which more than offset an 8.7% decline in volumes sold.

Competition

The petrochemicals market in which we compete is highly cyclical, and world market conditions have a strong impact on our results of operations. We are the only producer of styrene, polystyrene and elastomers in Argentina, but compete with other foreign producers, especially those located in Brazil.

GAS AND ENERGY

The Gas and Energy business segment sells gas produced by our Oil and Gas Exploration and Production business segment. We also provide gas and LPG brokerage and trading services. In addition, through our stake in TGS, we are engaged in the transportation of gas in southern Argentina and in the processing and marketing of NGL. We are a major player in the Argentine electricity market, where we operate in the generation segment.

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

In 2014, Argentine sales of gas produced by us totaled 7.0 MMm3/d. We sold 1.9 MMm3/d under the brokerage modality and purchased 1.0 MMm3/d from third parties to cover our commitments to supply internal consumption. Distribution was implemented through the Company’s own and third parties’ transport fleets in order to supply clients and secure compliance with commitments undertaken. Our total sales of LPG were 86,900 tons.

We entered into agreements with the Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the wholesale electric market administration company, or “CAMMESA”) for the sale of non-conventional gas from the El Mangrullo area in 2011 and the Río Neuquén area in 2012 under the Gas Plus modality. We renewed each of these agreements in July 2014. See “—Regulation of Our Business—Argentine Regulatory Framework—Adjustment of Natural Gas Price at Wellhead.”

In 2014, we continued to sell butane in trucks to the domestic market. In 2014, we sold approximately 44,000 tons. Our Bahía Blanca Refinery has complied with the requirements imposed by the SE as to butane supply to the domestic market. Despite these additional requirements, in 2013 and 2014, we improved margins on our butane sales as a result of higher sales prices.

In February 2013, the Strategic Planning and Coordination Commission for the National Hydrocarbons Investment Plan issued Resolution No. 1/2013 establishing the Stimulus Program for Surplus Injection of Natural Gas (“Gas Program I”). Under such program, producers were required to submit projects to increase natural gas injection for a maximum period of five years, with a view to increasing production and achieving higher activity and employment levels in the sector. A price of U.S.$7.50/MMBTU was established for natural gas excess injection, with penalties involving LNG imports in the case of non-compliance with committed volumes. PESA submitted its project but ultimately did not participate in the program.

In turn, in November 2013, through Resolution No. 60/2013 (modified in March 2014 by Resolution No. 22/2014), the Commission created the Natural Gas Injection Incentive Program for Companies with Reduced Injection (“Gas Program II”). Producers were required to submit projects to increase natural gas production levels no later than April 30, 2014. Such program was directed to companies without previous production or with a maximum production of 4 MMm3/d, with price incentives in the case of production increases and penalties involving LNG imports in the case of non-compliance with committed volumes. Moreover, companies eligible for the Gas Program I and meeting the relevant requirements were entitled to request withdrawal from Gas Program I and admission to Gas Program II.

In August 2014, the Ministry of Economy and Public Finance, through Resolution No. 139/2014, introduced additional changes to Resolution No. 60/2013, including, among others, the elimination of the previous injection limit and the introduction of two annual registration periods. We requested to participate in this program and were registered through Resolution No. 13/2015 issued by the Secretary of Economic Policy and Development Planning of the Ministry of Economy and Public Finance. See “—Regulation of Our Business—Argentine Regulatory Framework—Adjustment of Natural Gas Price at Wellhead.”

Gas Transportation – TGS

Our Interest in TGS and Corporate Developments

We indirectly hold a 25.5% interest in TGS. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which as of the date of this Annual Report holds 51% of TGS’s capital stock. The ANSES holds 23.11% and the remaining 25.89% of TGS’s capital stock is publicly held. TGS’s shares are listed on the Buenos Aires Stock Exchange and on the

NYSE, in the form of ADSs. PESA has an interest of 50% in CIESA (directly and indirectly through our subsidiary Petrobras Hispano Argentina S.A. (“Petrobras Hispano”)), 40% is held by a trust whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina (the “Trust”) and the remaining 10% is held by Enron Pipeline Company Argentina S.A. (“EPCA”), which was acquired by Pampa Inversiones S.A. (together with Pampa Energía S.A., the “Pampa Group”) on April 8, 2011.

CIESA’s and TGS’s current equity ownership reflects the implementation of the first stage of the master settlement agreement and the mutual release agreement, signed by PESA and certain subsidiaries of Enron Creditors Recovery Corp. (“Enron,” formerly Enron Corp.) on April 16, 2004 (the “Master Settlement Agreement”), in connection with the restructuring of CIESA’s indebtedness. CIESA’s board of directors includes three members nominated by us, two by the Trust and one by EPCA. TGS’s board of directors is composed of nine members, six nominated by CIESA and three independent members. Pursuant to a shareholders’ agreement entered into on August 29, 2005 (the “Shareholders’ Agreement”) among EPCA, the Trust and us, we have the right to appoint the chairmen of the boards of directors of both TGS and CIESA and the chief executive officer of TGS.

Following the enactment of the Public Emergency Law in Argentina, CIESA and TGS both defaulted on their debt during 2002. CIESA failed to repay corporate bonds (Obligaciones Negociables) having a principal amount of U.S.$220 million and derivative instruments in an amount of approximately U.S.$2 million. In 2004, TGS successfully restructured substantially all of its debt.

In April 2004, CIESA’s shareholders entered into an agreement that, among other things, provided for certain stock transfers in order to create the necessary flexibility to restructure CIESA’s financial debt.

Subsequently, on September 1, 2005 CIESA’s shareholders and financial creditors entered into the “CIESA Restructuring Agreement”. Since January 2009, while approval of the CIESA Restructuring Agreement by the authorities has been pending, several legal claims involving AEI, CIESA and others have been filed before the courts of the State of New York in the United States of America.

On May 10, 2011, CIESA entered into a Memorandum of Understanding with the Pampa Group, the holder of the 1997 CIESA Notes as successor to Ashmore Energy International Limited (“AIE”). The replacement of AEI with the Pampa Group as a party to the CIESA Restructuring Agreement on May 17, 2011 resulted in a new shareholding structure of CIESA, in which PESA and its subsidiaries would have a 50% equity interest and the Pampa Group would have the remaining 50% equity interest. On October 5, 2011, by note No. 11,362, the Ente Nacional Regulador del Gas (Argentine Gas Regulatory Agency, or “ENARGAS”) expressed no regulatory objections to the CIESA Restructuring Agreement, which would become effective after obtained approval from the CNDC. As of the date of issuance of this Annual Report, the CIESA Restructuring Agreement remains subject to approval by the CNDC.

On July 13, 2012, CIESA, Pampa Group and PESA entered into a settlement agreement whereby all parties involved waived all claims, title and interest in the lawsuit before the New York State Courts and terminated the same. As a result of the agreement, CIESA paid off all of its financial debt by means of (i) the transfer to Pampa Group of 4.3% of TGS’s shares; (ii) a cash payment of approximately U.S.$130 million; (iii) the release of the remaining financial debt; and (iv) execution on July 13, 2012 of a fifth amendment to the CIESA Restructuring Agreement whereby, upon obtaining governmental approval, Pampa Group will receive additional shares representing 40% of CIESA’s capital stock which are currently held in trust by The Royal Bank of Scotland N.V. Sucursal, Argentina.

As a result of the full settlement of CIESA’s financial debt, in the third quarter of 2012, we recorded a gain of Ps.291 million attributable to our equity interest in CIESA.

Pursuant to the settlement agreement described above, and to decisions taken by CIESA’s board of directors meeting held on October 23, 2012, on January 2, 2013, CIESA notified the CNV of the formal cancellation of the 1997 CIESA Notes, initiating the steps necessary for CIESA’s withdrawal from public offering and listing. On May 30, 2013, the CNV ordered CIESA’s withdrawal from public offering and listing through Resolution No. 17,904.

In order to improve the maturity profile of TGS’s financial debt, in January 2014, TGS launched an offer for a voluntary exchange of the 2007 Notes (maturing between 2014 and 2017). To this end, on January 3, 2014, the CNV issued Resolution No. 17,262. TGS’s offer was taken up by holders of approximately 67% of the 2007 Notes, who received new TGS notes maturing between 2014 and 2020.

TGS Business

TGS began operations in late 1992 as a part of the privatization of the Argentine energy sector. Currently, TGS is the leading gas transportation company in Argentina, delivering about 62% of total gas transported in Argentina during 2014. TGS is also one of the leading NGL producers and traders, in both the domestic and international markets, and an important provider of midstream services, including business structuring, turnkey construction and operation and maintenance of facilities used for gas storage, conditioning and transportation.

PESA provides services to TGS for the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the system performance is in conformity with international standards and in compliance with certain environmental standards.

The following chart shows statistical information relating to TGS’s business segments for the fiscal years ended December 31, 2014, 2013 and 2012.

	2014	2013	2012
Regulated Segment:
Average firm committed capacity (1)	80.4	82.5	82.6
Average daily deliveries (1)	65.4	65.9	65.5
Annual load factor (2)	81%	80%	79%
Unregulated Segment:
Liquids total production (3)	969.9	910.4	905.3
Processing capacity at year end (1)	46.0	46.0	46.0

(1)	In MMm3/d.
(2)	Corresponds to the quotient of the average daily deliveries and the average firm contracted capacity.
(3)	In thousands of tons.

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

TGS transports gas through more than 9,133 km of pipelines, of which almost 7,636 km belong to TGS, with a firm contracted capacity as of December 31, 2014 of 80.4 MMm3/d. Pursuant to these contracts, the capacity is reserved and paid for irrespective of the actual use by customers. Almost all capacity of the gas transportation pipelines in Argentina is currently apportioned among gas distribution companies, large industrial customers and gas-fired power plants under firm long-term transportation contracts. The total average life of TGS’s firm transportation contracts is approximately nine years. In addition, TGS provides interruptible transportation services under which gas transportation is dependent on the availability of excess capacity.

Transportation services begin with the receipt of gas owned by a shipper (e.g., distribution companies, producers, traders or large users) at one or more reception points. It is then transported and delivered to designated delivery points along the system. The total service area includes approximately 5.8 million end users, approximately 3.9 million of which are in greater Buenos Aires. Direct services to residential, commercial and industrial users, and electric power plants, are mainly provided by four gas distribution companies, which are connected to the TGS gas pipeline system: Metrogas S.A., Gas Natural Ban S.A., Camuzzi Gas Pampeana S.A. and Camuzzi Gas del Sur S.A. Some important industries and electric power plants are also located within TGS’s operational area and are provided with direct gas transport services by TGS.

TGS has made significant investments in its business since the privatization. As a result, compression power has been increased from 429,030 horsepower (“HP”) in 1992 to 759,010 HP in 2014, and contracted firm transportation capacity has been increased from 42.9 MMm3/d in 1992 to 80.4 MMm3/d by the end of 2014.

Tariff Renegotiation Process

As a consequence of the Public Emergency Law that pesified and prohibited the increase of tariffs, revenues from the regulated energy segment declined considerably. The gas transportation segment represented 17%, 23% and 23% of the total revenues of TGS in 2014, 2013 and 2012, respectively, while from the time of TGS’s privatization through 2001, revenues for this segment represented approximately 80% of TGS’s total annual revenues. TGS is still engaged in discussions with UNIREN regarding the renegotiation of its tariffs. As a result, and despite contracted capacity increases, the profitability of the regulated business has not yet been restored.

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

Moreover, on November 16, 2010, TGS received a proposal from UNIREN, which required all claims, appeals, administrative and judicial actions filed against the government in connection with or arising from the renegotiation process to be suspended before moving forward with the renegotiation of the license agreement within the scope and according to the terms of the Public Emergency Law. In response, on November 18, 2010, TGS agreed to a 20 business day suspension of the acción de amparo automatically renewable at maturity (except if TGS’s board of directors were to decide not to renew the same before or at the end of each period) to move forward with the renegotiation of the license agreement. On December 28, 2010, TGS requested ENARGAS and the Ministry of Planning to jointly request the suspension of the acción de amparo and, as of the date of this Annual Report, TGS has not received any favorable response on this matter.

On April 5, 2011, the Second Chamber of the Court of Appeals in administrative federal matters of the Autonomous City of Buenos Aires set a 60 business day term for the SCyCG to act in accordance with the provisions of the Ministry of Federal Planning Resolution No. 2,000/05, and deliver to ENARGAS the documents related to the tariff increase schedule, and for ENARGAS to determine, within a 60 business day term following receipt of said documents and verification of compliance with the provisions set forth in the October 2008 transitional agreement, the tariff adjustment and the transitional tariff schedule stipulated therein. ENARGAS filed an extraordinary appeal before the Court of Appeals, which was dismissed by the Court of Appeals on May 27, 2011. On June 14, 2011, ENARGAS filed before the Supreme Court of Justice a complaint against the refusal to grant such appeal. On November 28, 2013, the Supreme Court rejected the complaint filed by the ENARGAS and thus affirmed the substance of the judgment delivered by the Judge of First Instance upholding the amparo filed by the Company.

Since more than one year had elapsed since publication of Decree No. 1,918/09, and given the authorization of suspension of the action for the protection of constitutional rights, which means a material change in the conditions determining the original recording of the tariff increase, TGS’s management resolved to: (i) discontinue recording the revenues attributable to the tariff increase, and (ii) reverse the account receivable previously recorded in the fiscal years ended December 31, 2010 and 2009.

In October 2011, TGS received another proposal from UNIREN including similar terms and conditions to those included in the 2008 provisional agreement. In August 2011, TGS’s board of directors approved the new proposal, allowing UNIREN to initiate the relevant administrative procedure to finalize the renegotiation agreement. However, as of the date of this Annual Report, the renegotiation agreement is not yet effective. The renegotiation agreement is expected to be finalized and executed by UNIREN after approval by the relevant regulatory agencies, including, among others, the SE, the Ministry of Planning, the Ministry of Economy, the Argentine Congress and the Excecutive Branch of the Argentine government.

On April 7, 2014, the ENARGAS issued Resolution No. 2,852/14 defining the new tariff schedules that include an increase in the rate applicable to the natural gas firm and interruptible transportation rates. The increase in the rate is set forth in three stages, as follows: 8% from April 1, 2014, 5.5% from June 1, 2014 and 5.3% from August 1, 2014, reaching a cumulative increase of 20%.

Additionally, Resolution No. 2,852/14, established that at least 5% of the funds generated by this tariff increase must be temporarily deposited in a trust fund for the payment of maintenance works according to an investment plan submitted by TGS and previously approved by the ENARGAS, with the balance to be managed by TGS for the fulfillment of that investment plan.

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

NGL production and distribution net revenues accounted for approximately 75%, 72% and 71% of TGS’s net revenues in 2014, 2013 and 2012, respectively. TGS’s operations have benefited from rises in the international price of NGL and natural gasoline experienced during recent years, which permitted higher revenues principally from exports until the decline in international prices during the second half of 2014. NGL production in 2014, 2013 and 2012 totaled 969,920 tons, 909,706 tons and 905,300 tons, respectively.

TGS sells its NGL exports to Petredec Limited under an export agreement entered into on September 24, 2014, following a private bidding process which provided for a lower price per ton for products sold compared to the prior sales contract. The contract provided for sales of approximately 135,583 short tons (a unit of weight equal to 2,000 pounds or 907.2 kilograms) of propane and 77,752 short tons of butane at the price quoted in Mont Belvieu, Texas, plus a fixed charge per ton. The contract expired on March 31, 2015. TGS will submit new bids to various customers for new agreements for the period from September 2015 through March 2016 to replace the existing seasonal contract.

Ethane is sold to PBB-Polisur S.A. (“PBB”), an Argentine polyethylene producer, under a ten-year agreement that will expire on December 31, 2015. The minimum volume of ethane that TGS has committed to sell to PBB is 370,373 short tons per year. The price was initially fixed through December 31, 2007. Since then, at the beginning of each year the price has been subject to an annual adjustment based on various factors, including the producer price index (which variation cannot be higher than 1% per year), the natural gas price, the quality of the ethane shipped by TGS and the transportation tariffs and charges. In 2008, the price was approximately 20% higher than the initial price and in 2009 the price increased 10% over the 2008 price. The prices for 2011 and 2010 each increased 8% per annum over the prior year’s price. In 2012, the price increased approximately 9% with respect to 2011. In 2013, the price increased approximately 11% with respect to 2012. In 2014, the price increased 4.3% compared to 2013. As of the date of this Annual Report TGS is currently negotiating with PBB the price applicable for 2015.

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

On a day-to-day basis, TGS competes, to a limited extent, with Transportadora de Gas del Norte S.A. for interruptible transportation services and for new firm transportation services made available as a result of expansion projects from the Neuquén Basin to the greater Buenos Aires area. Interruptible transportation services accounted for 11% of TGS’s regulated business net revenues for 2014. The relative volumes of such services will depend mainly upon the specific arrangements between buyers and sellers of gas in such areas, the perceived quality of services offered by the competing companies, and the applicable rate for each company.

With respect to NGL processing activities, TGS competes with Compañía MEGA S.A., which owns a gas processing plant in the Neuquén Basin and has a processing capacity of approximately 36 MMm3/d. Our controlling shareholder, Petrobras, has a 34% interest in Compañía MEGA S.A.

Electricity

In the electricity business, we are active in generation and, to a lesser extent, in transmission activities, and are positioned as a major player in the Argentine electricity market.

We conduct electricity generation activities through the Genelba thermal power plant and the open cycle gas-fired turbine (“Genelba Plus”) in the Province of Buenos Aires, the Pichi Picún Leufú Hydroelectric Complex (“HPPL”) in the Comahue region, on the Limay River, in the Province of Neuquén and the Ecoenergía thermal power plant (“Ecoenergía”) located in Bahía Blanca in the Province of Buenos Aires. In addition, in the transmission business segment, we hold an equity interest in Enecor S.A. (“Enecor”).

On January 30, 2013, we agreed to sell our direct and indirect interest in Distrilec to Hidroeléctrica Piedra del Águila S.A. and La Plata Cogeneración S.A. for U.S.$35 million, thereby withdrawing from the electricity distribution business.

The Argentine Electricity Market

In the early 1990s, as part of a general state reform and privatization plan, the Argentine government carried out an overall restructuring of the electricity sector and allowed for greater private sector participation. The Argentine electricity system had previously been characterized by the inability to meet short- and long-term demand and low service quality, with limited capacity on the part of the state to make necessary investments.

The regulatory framework and business environment changed in 2002, shifting to a greater role for the government in the economy, including the electricity market.

For the ten years prior to 2009, electricity demand in Argentina increased at an average rate of 4.6% per annum, exceeding the growth in GDP for the same period. However, during 2009, demand decreased mainly as a consequence of the drop in industrial activity levels and moderate temperatures during the year that resulted in reduced consumption by the residential sector. In 2009, demand decreased 1.3%, but recovered in 2010 growing 5.9%. During 2011, electricity demand increased at a rate of 5.2%. This positive variation was mainly driven by industrial consumption throughout the year, accounting for 6.5% growth. Residential demand, in turn, also showed an increase of 5.2%. In 2012, demand continued to increase at a rate of 4.1%, thanks to the good performance shown by residential demand. In 2013, demand grew 3.3%, reaching 125,166 gigawatt hours (“GWh”), as a result of 5.3% growth in residential consumption and 0.4% growth in the industrial sector. In 2014, electricity demand grew by 1.0% compared to 2013, mainly as a result of an increase of approximately 2.0% in residential demand while industrial consumption remained stable. In 2014, a new energy consumption record was reached. Supply to the system came from increased thermal generation derived from the addition of new generation facilities, larger hydroelectric resources and the consumption of the system reserves. During this period, in the Comahue Basin, volumes of water remained below historical average values, which triggered an increase in the use of natural gas and liquid fuels.

Total electricity generation in Argentina during 2014, including imports and exports, totaled 131,137 GWh, out of which 63.4% was attributable to thermoelectric plants, 31.0% to hydroelectric plants, 4.0% to nuclear plants and 0.5% other sources.

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

The allocation of electricity dispatched to the wholesale electricity market (the “MEM”), even though such electricity is produced for the spot market, it is subject to market rules based on the lowest variable cost of electricity generation. See “—Regulation of Our Business—Argentine Regulatory Framework—Electricity.” Since Genelba uses combined cycle technology for a natural gas-fired power plant, our short-run variable cost is expected to be lower than the cost of most other thermoelectric power plants, granting significant competitive advantages to Genelba. Therefore, CAMMESA is expected to dispatch Genelba’s generating capacity before that of most other thermoelectric plants. Genelba stands out in the Argentine electricity market for its high reliability and efficiency. The plant is recognized as one of the combined cycle electric power plants with the highest availability in Argentina.

During 2007, our Board of Directors approved the construction of the new Genelba Plus open cycle gas-fired turbine. In 2009, we completed construction works in connection with the new plant, which added 165 MW to the system. This thermoelectric plant is close to the existing Genelba plant and started its commercial operations in August 2009. We use this unit to meet increased demand for electricity from our clients under supply agreements for large users in the MEM under the Energy Plus (Energía Plus) program (SE Resolution No. 1,281/06).

During 2011, we completed the construction of Ecoenergía’s 14MW power plant, located at TGS’s General Cerri complex and obtained authorization for commercial operations. Thereafter, in 2012, we obtained authorization to operate the plant under the Energy Plus program.

We were awarded a 30-year concession for hydroelectric power generation at HPPL beginning in August 1999. The complex has three electricity generating units with an installed capacity of 285 MW. Pursuant to our concession contract and applicable laws, as from August 2002 we paid 1% in hydroelectric royalties, with scheduled annual increases of 1% per year until royalties reached a cap of 12%, based upon the tariff rate applied to block sales of the electricity sold. As of December 31, 2014, we paid the maximum rate of hydroelectric royalties at a rate of 12%. In addition, we pay the Argentine government a monthly fee for the use of the water source amounting to 0.5% of the same amount used for the calculation of hydroelectric royalties.

During 2014, the Genelba thermoelectric plant generated 4,854 GWh of electricity, of which 4,525 GWh were generated in combined cycle and 329 GWh were generated by the new Genelba Plus power plant. The combined generation by Genelba and Genelba Plus represented 5% of total power generation and 7% of thermal generation in Argentina during 2014.

The Genelba combined cycle and Genelba Plus gas turbine operated with an 89% and a 98.5% availability factor, respectively, during 2014. The reliability factor was 99.6% for the combined cycle and 100% for the new Genelba Plus gas turbine.

In addition, HPPL generated 828 GWh of electricity, with a 95.3% availability factor and a 100% reliability factor. HPPL generated approximately 1% of total power generation in Argentina and 2% of total hydraulic generation in Argentina for 2014. The 828 GWh of electricity generated represented a decrease of 10.6% in comparison to 2013 due to lower incoming water flow from the Rio Limay and Collón Cura rivers.

During 2014, Genelba and HPPL together accounted for approximately 5% of the power generated in Argentina. The operation of both generating units minimizes income volatility, capitalizing on the natural barriers existing among the different resources used for power generation.

During 2014, Ecoenergía had its second full year of operation under the Energy Plus regulatory framework. Ecoenergía’s annual generation was 94 GWh, its availability factor of 89.3% and reliability factor of 95.1%.

The following chart details energy generation and sales figures for Genelba and HPPL for the fiscal years ended December 31, 2014, 2013 and 2012:

	Year ended December 31,
	2014	2013	2012
Power Generated (in GWh)	5,776	6,414	6,178

Power Sold (in GWh):
Forward market	1,054	2,023	3,025
Spot market	5,583	5,725	4,756

Total sales	6,637	7,748	7,781

Sales (in millions of pesos)	1,412	1,366	1,618

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

We insure against material damages, control of wells (especially where we have gas production), and third-party liability, including marine liabilities. Our reinsurers have ratings equal to or above “A-” from Standard & Poor’s, “A3” from Moody’s and/or “B+” from A.M.Best. Insurance companies provide coverage in each and every country where we have controlled interests, following terms and conditions given by our reinsurers. We maintain coverage for operational third-party liability with respect to our onshore and marine activities, including sudden environmental risks such as oil spills (see “Item 3. Key Information—Risk Factors—Our operations could cause environmental damage, and any changes in environmental laws may increase our operational costs”). We carry third-party liability insurance coverage of up to U.S.$125 million for each and every ocean marine and non-ocean marine incident of loss. We maintain control of wells coverage in many gas and oil fields located in Argentina and Bolivia. We also carry marine cargo inland transit insurance and directors and officers insurance coverage. We also carry environmental guarantee insurance policies in accordance with Law No. 25,675 (the “General Environmental Policy”) for the following assets: the Bahía Blanca refinery, the Galván port storage plant, the Dock Sud distribution plant, the Avellaneda blending plant, the Genelba power generation plant, the Zárate petrochemicals plant and twenty gas stations located in the Province of Buenos Aires. All projects and installations under construction are required to be insured in compliance with the respective construction contract for any damage and liability risk. We also carry insurance for workmen’s compensation and automobile liabilities.

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

We also promoted transparent and integrated management processes, while improving the efficiency of operations. PESA has implemented its standardization process, based on the “SINPEP” (Petrobras’ Electronic Integrated Standardization System) application software developed by Petrobras for all of its units to facilitate the creation, implementation and improvement of standards for organizational process management. With the purpose of improving teamwork activities that contribute to efficient operations and improved results, we continued with the “Equipment Improvement” initiative aimed at obtaining efficient operations and improved results. In this respect, in 2014 we organized 14 teams with participants from all of our business units to assess improvement initiatives considering efficiency, productivity, costs, quality, safety and the environment.

The Genelba Thermoelectric Power Plant received the Silver Iberoamerican Quality Award granted by Fundación Iberoamericana de la Calidad (the Iberoamercian Quality Foundation), in which winners of the National Quality Award from 22 Iberoamerican countries participate. Pre-award actions included an assessment of our management, including leadership and management style, strategy, people development, resources, processes and clients and results.

During 2014, we improved our Management System through the successful completion of the Certifications Program under the ISO 9001, ISO 14001, OHSAS 18001 and ISO 50001 standards. The Annual Certifications Program includes internal and external audits on maintenance and re-certification of the management system as well as implementation of new certificates. It is a preventive activity that allows us to continue with management development according to established strategic guidelines.

Safety

To continue with our policies to reduce the risk of accidents, a series of preventive measures have been developed. During 2014, we met all planned targets. In addition, we achieved a 14% reduction in the rate of recordable personal accidents, our best performance during the last 10 years.

During 2014, we established an HES Risk Management Matrix in order to measure the degree of our management’s implementation of Health, Environmental and Safety processes at all of our production fields and plants, with a focus on permits and authorizations, integrity, reliability, operational discipline, environmental liabilities, contingencies and occupational health and industrial hygiene. This system has improved our ability to systematically assess our HES Risk Management focusing primarily on the most critical areas. In connection with process safety initiatives, we continued developing qualitative and quantitative assessments of our facilities and training, operational discipline and risk management practices.

Petrobras’s corporate program “Company’s Accident Reduction Plan” (PRAC) was implemented in 2014 with a focus on risk management in land transportation. In addition, several safety awareness and training activities were developed such as the “Drilling and Service Rigs Training Day”, “Safety as a Value in Petrochemical Activities”, “Terminal Observer Program”, “Day for Presentation of Good Safety Practices” and periodic meetings relating to in-house communication on safety through quarterly video conferences with operational managers and safety heads.

We received the “IAPG 2014 Annual Safety Award” granted by IAPG (Argentine Oil and Gas Association) among a group of companies in the “Producers” category for the safety management of exploration and production operations. This recognition considers the safety performance achieved between the second semester of 2013 and the first semester of 2014.

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

We are continuously working on and developing actions aimed at permanently reducing accidental spill risks mainly under programs for the integrity of aerial and underground ducts and tanks. In addition, monitoring and environmental studies are performed in order to become acquainted with different situations in target sectors. Thus, we continued implementing the Vazamento Zero (Zero Spill) program within the Petrobras System. In 2014, we strengthened the Zero Spill program by developing a plan with a strong commitment at the organizational level and with the purpose of preventing spills in all operations with a focus on three fundamental pillars: Management System, Facility Integrity and Contingencies.

In 2014, the Puerto General San Martin plant was awarded the “Ecomagination Leadership Award” from General Electric for the implementation of its project on water consumption reduction by 60 million liters per year, with the consequent benefits of protection of assets against corrosion, improvement in operating reliability and reduction in total operation costs.

We continued with systematic environmental care awareness and promotion campaigns such as those performed for the Environment Day, the Water Day and the Biodiversity Day.

Emergency Response

We are engaged in preventing, preparing for, and responding to emergency situations, with an emphasis on minimizing damage and rapidly restoring previous conditions in the event of an accident. To that end, we carry out a plan of standardization and revision of contingency processes in our units.

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

Health

In 2014, we continued our health promotion programs with a focus on primary and secondary prevention and the generation of a healthy workplace.

Within this context, we continued our Health Promotion and Protection Program (PPS) aimed at generating healthy life habits and behaviors through healthy diets and food safety actions according to IRAM 14.201, physical activity, preventive dental healthcare, smoking cessation and addiction prevention.

We provide an annual health exam to all employees, which contemplates occupational and epidemiological risks, thus facilitating the implementation of a specific health program tailored to the needs of the risk groups surveyed.

Concerning prevention, in 2014, we also continued providing Cardiopulmonary Resuscitation and First Aid training courses, our physical activities plan and flu and tetanus vaccination campaigns.

During 2014, we maintained our Heart Safe program under the American Heart Association’s international standards and maintained our certification as a smoke-free company through the Ministry of Health of the Republic of Argentina. In addition, we were recognized by the Ministry of Health as a Healthy Workplace and a blood donation-friendly company on account of implementing campaigns for voluntary blood donations in different plants.

Within the framework of the Occupational Hygiene Program, we completed the relevant work environment measurements and specific risk maps and rectified any deviations that were found. We also continued performing ergonomic surveys of specific workplaces.

REGULATION OF OUR BUSINESS

Argentine Regulatory Framework

Petroleum

Overview

The Argentine oil and gas industry is regulated by Law No. 17,319 (the “Hydrocarbons Law”), enacted in 1967, as amended by Law No. 26,197 and Law No. 27,007, and natural gas is regulated by Law No. 24,076 (the “Natural Gas Law”), enacted in 1992. The Hydrocarbons Law, which sets forth the general legal framework for the exploration and production of oil and gas, allows the Argentine government to establish a national policy for the development of Argentina’s hydrocarbon reserves, with the principal purpose of satisfying domestic demand.

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

Fields located in the area lying between 12 nautical miles from the coastline and the outer boundary of the continental shelf belong to the Argentine government. All the fields lying within the various provinces or in offshore areas within 12 nautical miles of the coastline belong to the provinces or the City of Buenos Aires, as applicable. The Federalization Law also divides authority over hydrocarbon transportation concessions between the Argentine government and the provinces, as discussed in detail below under “—Federalization Law.”

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

The Hydrocarbons Law allows the Argentine government to establish national policies for the development of Argentine reserves and to set out the federal energy policy. Provinces have the right to (i) control and conduct surveillance of permits, concessions and exploration and production agreements; (ii) enforce compliance with the terms and conditions of permits, concessions and exploration and production agreements; (iii) approve the extension of the terms of permits, concessions and exploration and production agreements; and (iv) impose fees.

Following the enactment of the Federalization Law, several provinces (i.e., Chubut, Río Negro, La Pampa and Mendoza) conducted public bidding processes for the granting of new exploration permits and, eventually, production concessions.

While privatized, the oil and gas industry still remains heavily regulated, particularly with respect to: the granting of exploration and production rights, strict control on exports, taxes and fees on gross production; specific investment obligations relating to drilling activities, and other environmental controls and works.

On April 16, 2012, the Argentine government, through Decree No. 530/12, removed YPF’s senior officers and empowered a government intervenor to take a position with YPF for a period of 30 days with immediate effect. On May 3, 2012 the Argentine Congress enacted Law No. 26,741 for the expropriation of 51% of YPF’s Class D shares, out of the shares then held by Repsol YPF S.A. (Spain), and 51% of Repsol YPF GAS S.A., represented by 60% of its Class A shares then held by Repsol Butano S.A. (Spain). Additionally, Law No. 26,741 declares the self-sufficiency, production, industrialization, transportation and marketing of hydrocarbons to be activities of public interest and primary goals of Argentina, empowering the Argentine government to take the measures necessary to achieve such goals.

On July 27, 2012, Decree No. 1,277/12 repealed certain articles of Decree Nos. 1,055/89, 1,212/89 and 1,589/89, as well as any other regulation that had previously provided for free disposal of hydrocarbons.

Decree No. 1,277/12 also created the Commission under the supervision of the Secretaría de Política Económica y Planificación del Desarrollo del Ministerio de Economía y Finanzas Públicas, as well as the Registro Nacional de Inversiones Hidrocarburíferas (the “Registry”).

Decree No. 1,277/12 set forth an obligation by the companies in the Argentine oil and gas industry to submit to the Commission an annual plan on exploration and exploitation investments. The Commission is in turn mandated to design a National Hydrocarbon Investment Plan each year.

On October 31, 2014, Law No. 27,007 amended the Hydrocarbons Law by, among other changes, distinguishing between concessions granted for exploration of conventional resources, as compared to non-conventional resources, and concessions granted for offshore exploration and production, modifying the fee and royalty payment schedule, and modifying certain regulations with the goal of promoting investment and the efficient use of resources.

See “Item 3. Key Information—Risk Factors—The Argentine government and provincial governments have intervened in the oil and gas industry in the past, and are likely to continue to intervene” “—Limits on exports of hydrocarbons and related oil products have affected and may continue to affect our results of operations” and “—Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may not be renewed or could be revoked.”

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

The Hydrocarbons Law originally granted exploration permits and production concessions at the federal level through a competitive bidding process. Since the enactment of the Federalization Law, this power is exercised by both the federal and provincial governments, as applicable. Companies and individuals seeking to obtain oil and gas permits and to participate in concession bidding processes need to satisfy certain registration requirements with the SE. Permits granted to third parties in connection with the deregulation and de-monopolization process were granted in accordance with procedures specified in certain decrees, known as the “Oil Deregulation Decrees,” issued by the Argentine government. In 1991, the Argentine government established a program under the Hydrocarbons Law, known as the “Argentina Exploration Plan,” which remains in effect and pursuant to which exploration permits may be auctioned. The holder of an exploration permit has the exclusive right to perform the operations necessary or appropriate for the exploration of oil and gas within the area specified by the permit. Each exploration permit may cover only unexplored areas up to 10,000 square kilometers in size (or 15,000 square kilometers for offshore exploration), and may have a term of up to 14 years (or 17 years for offshore exploration).

In the event that holders of an exploration permit discover commercially exploitable quantities of oil or gas, such holders will be entitled to obtain an exclusive concession for the production and exploitation of the relevant reserves. The production concession provides its holder the exclusive right to produce oil and gas from the area covered by the concession for a term of 25 years (plus, in certain cases, a part of the unexpired portion of the underlying exploration permit), which may be extended by the relevant authority for an additional ten-year term. A production concession also entitles the holder to obtain a transportation concession for transporting of the oil and gas produced.

Under the Hydrocarbons Law, holders of exploration permits and production concessions are required to carry out all necessary works to find or extract hydrocarbons, using appropriate techniques, and to make the investments specified in their respective permits or concessions. In addition, holders must avoid damage to oil and gas fields and hydrocarbon waste, must undertake adequate measures to prevent accidents and damage to agricultural activities, the fishing industry, communications networks and ground water, and must comply with all applicable federal, provincial and local laws and regulations. Failure by the holder of permits or concessions to make the relevant investments or take the measures required to avoid damages entitles the federal or provincial government who granted such permits or concessions to revoke or terminate them early, as applicable. Recently, provincial governments have revoked concessions, including one of our concessions, arguing that concessionaires had failed to make the required investment. See “Item 3. Key Information—Risk Factors—Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may not be renewed or could be revoked.”

Holders of production concessions are required to pay for such concessions, and to make certain royalty payments to the Argentine government. Please see “—Royalties” below for more detail.

Exploration permits and production or transportation concessions are subject to termination upon breach or violation of applicable laws, regulations, or permit or concession terms, or upon the bankruptcy of the permit holder or concessionaire. In the event of the expiration of exploration permits or production concessions, all oil and gas wells, operating and maintenance equipment and ancillary facilities automatically revert to the federal or provincial government, without compensation to the permit holder or concessionaire.

Exploration permits and production concessions can be partially or totally assigned with the prior authorization of the Argentine government.

The Hydrocarbons Law does not automatically provide for termination due to a change of control in a company’s equity, although change of control clauses may be included under the relevant exploration permits or production concessions.

The Hydrocarbons Law, as amended by Law No. 27,007, provides that conventional (oil and gas) concessions will remain in effect for 25 years, non-conventional concessions for 35 years and offshore concessions for 30 years. In order to be eligible for an extension of a concession, under the amended Hydrocarbons Law, concessionaires must (i) have complied with their obligations under the law and their concessions, (ii) be producing hydrocarbons in the concession under consideration, and (iii) submit an investment plan for the development of such areas as requested by the competent authorities at least one year prior to the termination of the concession term. Further, concessionaires applying for extensions under Law No. 27,007 must make additional royalty payments ranging from 3% up to a maximum of 18%. Non-compliance with the obligations and standards set out in the Hydrocarbons Law may also result in the imposition of fines and, in the case of material breaches following the expiration of applicable cure periods, revocation of the relevant concession or permit. See “Item 3. Key Information—Risk Factors—Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may not be renewed or could be revoked.”

Authorized Governmental Agency

The SE is the federal governmental agency in charge of enforcing the Hydrocarbons Law. However, the executive branch of Argentine government is in charge of determining areas in which hydrocarbons activities are to be encouraged and, together with provincial governments, the granting of permits and concessions. Pursuant to the Federalization Law, each province has the authority to enforce the Hydrocarbons Law within its own territory.

Pursuant to Decree No. 1,277/12, companies holding hydrocarbon concessions must submit to the Commission an annual investment plan. The Commission shall then evaluate the annual investment plan, verifying its suitability with respect to the National Hydrocarbon Investment Plan for that year. If it is deemed not to correspond with the national plan, the Commission may request the submission of a new annual investment plan that more suitably conforms to the requirements of the National Hydrocarbon Investment Plan.

State-Owned Energy Company

In October 2004, the Argentine Congress enacted Law No. 25,943 creating a new state-owned energy company called Energía Argentina S.A. (“ENARSA”). The corporate purpose of ENARSA is to carry out, through third parties or through joint ventures with third parties, (i) studies, exploration and exploitation of natural hydrocarbon reserves; (ii) the transportation, processing and sale of hydrocarbons and their direct and indirect by-products; (iii) the transportation and distribution of natural gas and (iv) the generation, transportation, distribution and sale of electricity. Moreover, Law No. 25,943 granted ENARSA all exploration concessions in respect of all national offshore areas located more than 12 nautical miles from the coastline, up to the outer boundary of the continental shelf, that were vacant at the time of the entry into force of the law on November 3, 2004. Therefore, any future exploration of offshore areas must be performed jointly with ENARSA.

Net Worth Requirements

The Hydrocarbons Law requires that, to engage in any exploration, production or transportation activity in respect of oil and gas, companies must comply with certain capital requirements and financial solvency standards.

SE Resolution No. 193/03 states that, in order to receive and maintain permits or concessions, the permit holder or concessionaire must have a minimum net worth of Ps.2 million, in the case of land areas, and Ps.20 million, in the case of offshore areas, and that such minimum net worth must be maintained for the entire term of the permit or concession. Non-compliance with this requirement may result in penalties, including fines or even removal from the register of oil companies of the SE. Up to 70% of these net worth requirements may be satisfied by means of financial or other guarantees.

Federalization Law

The Federalization Law was published in the Official Gazette on January 3, 2007, and amended the Hydrocarbons Law to clarify the federal and provincial governments’ ownership rights over liquid and gaseous hydrocarbon fields, based upon their location. As noted above, the Federalization Law transferred ownership of all hydrocarbon reservoirs that are onshore or within 12 nautical miles offshore to the provinces and the City of Buenos Aires, as applicable, and provided for Argentine government ownership of reservoirs more than 12 nautical miles offshore, until the outer limit of the continental shelf. Pursuant to the

Federalization Law, the Argentine Congress shall continue to enact laws and regulations to develop oil and gas resources existing within all of the Argentine territory (including marine resources), but the governments of the provinces where the hydrocarbon reservoirs are located shall be responsible for the enforcement of these laws and regulations, and the administration of the hydrocarbon fields, and shall act as granting authorities for the exploration permits and production concessions. However, the administrative powers granted to the provinces shall be exercised within the framework of the Hydrocarbons Law and the regulations complementing this law. Consequently, even though the Federalization Law established that the provinces shall be responsible for administering the hydrocarbon fields, the Argentine Congress retained its power to issue rules and regulations regarding the oil and gas legal framework. Additionally, the Argentine government retained the power to determine national energy policies. It was expressly stated that the transfer would not affect the rights and obligations of exploration permit and production concessionaires, or the basis for the calculation of royalties, which shall be calculated in accordance with the concession title and paid to the province where the reservoirs are located. The Federalization Law provides that the Argentine government shall retain the authority to grant transportation concessions: (i) involving the territory of two or more provinces; and (ii) directly connected to export pipelines for export purposes. Consequently, transportation concessions which are located within the territory of one province and which are not connected to export facilities have been transferred to the provinces.

Finally, the Federalization Law grants powers to the provinces to: (i) exercise in a complete and independent manner all activities related to the supervision and control of the exploration permits and production concessions transferred by Law No. 26,197; (ii) enforce all applicable legal and/or contractual obligations regarding investments, rational production and information and surface fee and royalties payment; (iii) establish the legal and contractual terms of any permits or concessions it grants; (iv) apply the sanctions provided for in the Hydrocarbons Law; and (v) exercise all other authority as set forth by the Hydrocarbons Law.

Since the enactment of the Federalization Law on January 3, 2007, both the SE and the applicable province have been counterparties to the different permits and concessions granted, with all the powers set forth in the Hydrocarbons Law, as amended and supplemented, and the rights derived therefrom.

On May 3, 2012, the Argentine Congress enacted Law No. 26,741, which declares the self-sufficiency, production, industrialization, transport and marketing of hydrocarbons to be activities of public interest and primary goals of Argentina, and empowers the Argentine government to take the measures necessary to achieve such goals.

On July 15, 2013, the Argentine Government created the System of Investment Promotion Regime for the Exploitation of Hydrocarbons by Decree No. 929/13 (“Promotion Regime”). Under the Promotion Regime, holders of exploration permits and/or concession rights registered in the Registry may apply to be included in the Promotion Regime, provided that they submit to the Commission an investment project, with a direct investment of at least U.S.$1 billion to be invested in the first five (5) years of such project. The beneficiaries of the Promotion Regime will be entitled to certain benefits, including, beginning the fifth year after their project’s commencement, the right to freely trade in the foreign market 20% of the production of oil and gas produced in their project without being subject to export tax withholdings. Additionally, the Promotion Regime provides that any exploitation concession confers the exclusive right to exploit deposits of conventional and unconventional hydrocarbons that exist in the areas covered by the respective concession during the corresponding periods.

Resolution No. 9/13 of the Commission approved the regulatory requirements and conditions for the submission and subsequent incorporation of investment projects for the exploitation of hydrocarbons under the Promotion Regime. Law No. 27,007 also permits holders of concessions to alsosubmit investment projects for inclusion in the Promotion Regime as long as they involve a direct investment in foreign currency of at least U.S.$250 million within the first three years of such project. Law No. 27,007 maintains the export tax benefit on the first 20% of oil and gas produced in conventional, unconventional and offshore concessions at depths less than or equal to 90 meters and provides for an export tax benefit on the first 60% of oil and gas produced in offshore concessions at depths greater than 90 meters.

Transportation

The Hydrocarbons Law grants hydrocarbon producers the right to obtain from the Argentine government a 35-year concession for the transportation of oil, gas and their by-products through a public tender process. Producers remain subject to the provisions of the Natural Gas Law and in order to transport their hydrocarbons do not need to participate in public tenders. The term of a transportation concession may be extended for an additional ten years upon application to the Argentine government.

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

Depending on whether gas or crude oil is transported, tariffs are subject to approval by ENARGAS or the SE. SE Resolution No. 5/04 sets forth maximum amounts:

•	for tariffs on hydrocarbon transportation through oil pipelines and multiple purpose pipelines, as well as for tariffs on storage, the use of buoys and the handling of liquid hydrocarbons; and

•	that may be deducted in connection with crude oil transportation by producers that, as of the date of the regulation, transport their production through their own unregulated pipelines, for the purpose of assessing royalties.

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

Also, gas stations and other fuel retailers and distributors are required to register with the SE to participate in the liquid fuel market. Severe sanctions are imposed on those who execute transactions with unregistered parties. Additional requirements are also imposed on all fuel market participants, and brand owners are jointly liable for any breaches by companies operating under their brand name (pursuant to SE Resolution No. 1,102/04). Also, gas stations in border areas must sell fuels to vehicles bearing foreign license plates at mandatory differential prices (pursuant to SE Resolutions Nos. 938/06 and 959/06).

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

In 2005, the Argentine government imposed additional requirements to guarantee the domestic supply of diesel oil to gas stations by refiners (pursuant to SE Resolution Nos. 1,834/05 and 1,879/05). Initially, these regulations allowed gas stations to obtain diesel oil from third parties if refiners were unable to meet demand, with refiners bearing any additional costs incurred in procurement. In 2006, regulations were introduced to require refining companies, wholesalers and retailers to meet total reasonable diesel oil demand on a continuous basis in every region in Argentina at the same level demanded for the corresponding month in the previous year, plus an adjustment to account for growth in domestic product (pursuant to Secretary of Domestic Commerce Resolution No. 25/06).

Provision No. 157/06 of the Argentine Undersecretary of Fuels provides that fuel sellers who are parties to contracts creating any degree of exclusivity between the refining company and the fuel seller, which for any reason are seeking to terminate such contract, shall report the termination in advance to the Argentine Undersecretary of Fuels in order to inform the Secretary of Domestic Commerce. In that case, the Secretary of Domestic Commerce must: (i) issue a statement regarding the validity of the termination of the contract and (ii) use all necessary means to allow the fuel seller terminating the contract to execute another agreement with a refining company and/or fuel broker in order to guarantee its fuel supply.

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

SE Resolution No. 1,103/04 provides, pursuant to Section 17 of Decree No. 1,212/89, that in the case of gas stations operating under a brand, the brand owner under which fuels are sold shall be responsible for the specification, quality and quantity of products sold and for compliance thereof with reported requirements, and in the case of gas stations operating under no brand, the operator shall be the responsible party and fuel suppliers may also be jointly and severally liable when identified.

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

From January 1, 2010, as established by Law No. 26,093, Decree No. 109/07 and other regulations, all gas and diesel sold in Argentina must contain 5% of biodiesel and all petroleum naphtha sold in Argentina must contain 5% bioethanol.

On January 17, 2014, Resolution 1/14 of the Commission approved the “Procedure for Light Crude Oil Imports”, fixing the maximum quantities of light crude oil that may be imported by each market participant on the basis of idle refining capacity, refinery complexity and domestic market share of gasoline and diesel. Resolution 1/14 further provides that the Commission will evaluate each import proposal submitted to it and determine actual import volumes to be assigned to each importer, in accordance with the referenced maximum quantities.

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

In this context, Decree No. 1,277/12 repealed certain articles of Decree Nos. 1,055/89, 1,212/89 and 1,589/89, as well as any other regulation that had previously provided for free disposal of hydrocarbons.

Decree No. 1,277/12 also requires refining, marketing and transportation companies to submit to the Commission an annual investment plan. The Commission shall then evaluate the annual investment plan, verifying its suitability with respect to the National Hydrocarbon Investment Plan for that year, and shall audit the relevant company’s ongoing fulfillment of its plan every three months.

Furthermore, Decree No. 1,277/12 prohibits primary and secondary refineries from discontinuing their supply to the domestic market due to programmed or unprogrammed shutdowns, scheduled maintenance programs or changes or improvements in the refining processes, and empowers the Commission to apply the sanctions provided in Law No. 20,680, including, fines, forced temporary shutdowns, requisition of goods and products, and imprisonment, among others.

The Hydrocarbons Law authorizes the Argentine government to regulate the Argentine oil and gas markets and prohibits the export of crude oil during any period in which the Argentine government finds domestic production to be insufficient to satisfy domestic demand. In the event that the Argentine government restricts the export of oil and petroleum products or the free disposal of natural gas, the Oil Deregulation Decrees provide that producers, refiners and exporters shall receive a payment at a price, in the case of crude oil and petroleum products, not lower than that of similar imported crude oil and petroleum products, and, in the case of natural gas, not less than 35% of the international price per cubic meter of Arabian light oil, at 34 degrees. See “—Refining and Marketing” above.

Oil Plus and Refining Plus Programs

On November 25, 2008, the Argentine government issued Decree No. 2,014/08, which created two programs, known as Oil Plus and Refining Plus. The principal purpose of these programs is to stimulate the exploration, production and exploitation of oil reserves, in order to increase refining capability and production of different types of fuels. According to the decree, companies that fulfill requirements established by these programs will be awarded tax credits that are transferable and that can be applied against export taxes levied on exports of crude oil, natural gas and derivatives.

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

SE Resolution No. 1/13 repealed certain benefits recognized by Resolution No. 1,312/08, in particular those which had been granted to exporting companies that satisfied certain requirements a tax credit of 12% of the difference between the domestic price and the value of the international price applicable to such export.

Royalties

Pursuant to sections 57 and 58 of the Hydrocarbons Law, holders of exploration permits and production concessions must pay an annual surface fee that is based on the acreage of each block and which varies depending on the phase of operation (i.e., exploration or production), and in the case of exploration, depending on the relevant period of the exploration permit. On October 17, 2007, Decree No. 1,454/07 significantly increased the amount of exploration and production surface fees expressed in Argentine pesos that are payable to the different jurisdictions where hydrocarbon fields are located.

According to the Hydrocarbons Law, royalties equivalent to 12% of the wellhead price of crude oil and natural gas are paid in Argentina, though a province may require the payment of a higher royalty rate upon renewal of a concession, up to a maximum of 18%. The wellhead price is calculated by deducting freight and other sales-related expenses from the sale prices obtained from transactions with third parties. The Hydrocarbons Law authorizes the government to reduce royalties by 5% based on the productivity and location of a well and other special conditions. Any oil and gas produced by the holder of an exploration permit prior to the granting of a production concession is subject to the payment of a 15% royalty.

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

Concessionaires are required to file monthly affidavits with the SE and the relevant provincial authorities, reporting:

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

In addition to the affidavits, concessionaires must file receipts evidencing the payment of royalties. Upon breach of any reporting duty, provincial authorities are entitled to make their own assessment of royalties.

SE Resolution No. 435/04 also provides that if a concessionaire allots crude oil production for further industrialization processes at its own or affiliated plants, the concessionaire is required to agree with provincial authorities and the SE, as applicable, on the reference price to be used for the purpose of calculating royalties and payments. Upon failure by the concessionaire to agree to a price, provincial authorities may fix this reference price. The concessionaire is eligible for certain deductions, including (i) inter-jurisdictional freight costs, which can be deducted from the selling price, as long as transportation is made by means other than a pipeline, and monthly invoices and any relevant agreements are provided, and (ii) internal treatment costs (not exceeding 1% of the payment) incurred by authorized permit holders or concessionaires.

Undersecretary of Fuels Provision No. 1/08 established that the cutoff value for crude oil obtained from bituminous minerals as established by Ministry of Economy Resolution No. 394/07, equivalent to U.S.$42.00 per barrel, should be considered as the effective floor price on which to apply the positive quality adjustments for purposes of calculating the settlement of hydrocarbon royalties payable to the provinces.

By Decree No. 2,240/08, the Province of Neuquén approved the agreement signed with PESA for the extension of its concessions, other than Sierra Chata, for an additional ten years, subject to the Company’s agreement to pay to the Province an additional royalty fee of 3% on its production of oil and gas in addition to the 12% annual royalty payment previously described.

SE Resolution No. 813/10 ratified Undersecretary of Fuels Provision No. 1/08 for purposes of the settlement of hydrocarbon royalties as from January 9, 2008.

Exchange Rates Applicable to Royalties. Under Ministry of Economy Resolution No. 76/02, royalties on oil exports must be fixed taking into account the offer exchange rate quoted by the Banco de la Nación Argentina on the day before the royalty is paid.

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

The Argentine government has also undertaken initiatives aimed at securing the supply of diesel fuel at subsidized, differential prices for regulated-rate public transportation service providers. Following Decree No. 675/03 (as amended by Decrees Nos. 159/04, 945/04, 280/05 and 564/05), several agreements were subsequently signed whereby refining companies agreed to supply diesel oil at lower than market prices, depending on the kind of services provided by the transportation companies. Decree No. 449/08 empowered the Jefe de Gabinete (Cabinet Chief) to sign annual agreements extending the diesel fuel subsidy to transportation companies for the fiscal year 2008. As of the date of this Annual Report, such an agreement signed between the Company and the Cabinet Chief pursuant to Decree No. 449/08 is still in effect.

In exchange for providing diesel fuel at below market prices, refining companies that entered into agreements under Decree No. 449/08 had received direct compensation in the form of a credit on export duties, equivalent to the difference between the net revenues from the sale of diesel oil at the subsidized price and the net revenues that would have been obtained from the sale of the same diesel oil volumes at market prices. Refining companies that process the crude oil they produce are entitled to direct compensation, calculated by deducting such compensation from any amount payable for export duties. The applicable rate is determined by the Cabinet Chief and the right to compensation is determined by the SE.

Stability of Fuel Prices

In the early 2000s, in an effort to mitigate the impact of the significant increase in international prices for oil and petroleum by-products on domestic prices and to ensure price stability for crude oil, gasoline and diesel oil, at the request of the Argentine government, hydrocarbon producers and refineries entered into a series of temporary agreements, which contained price limits with respect to crude oil deliveries. By the end of 2004, in light of increases in the WTI, the Argentine government established a series of measures to ensure the supply of crude oil to local refiners at price levels consistent with the local retail price of refined products.

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

ENARGAS ENARGAS is an autonomous entity which functions under the Ministry of Economy and is responsible for a wide variety of regulatory matters regarding the natural gas industry, including the approval and adjustment of rates and transfers of controlling interests in distribution and transportation companies. ENARGAS is governed by a board of directors composed of five full-time directors appointed by the Argentine government subject to confirmation by the Argentine Congress.

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

Rate Regulation

Summary

Since the enactment of the Public Emergency Law and other emergency measures in early 2002, the regulatory framework of public utility tariffs has been radically modified, including the regulation of gas transportation and distribution services. A patchwork of conflicting regulations is currently in effect. Although the general rules on tariffs described in this section remain in effect, in practice they have been supplemented by other laws described throughout this “Regulation of Our Business” section. We cannot predict which rules and regulations will remain in place if and when conflicting regulations are revised.

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

UNIREN

The Public Emergency Law pesified tariffs for public utility services at a Ps.1.00 = U.S. $1.00 parity and prohibited tariff indexation. Additionally, it authorized the Argentine government to renegotiate public utility services contracts. This authority was later delegated by the Argentine government to the Ministry of Economy, which created, in July 2003, the UNIREN, for the purpose of assisting in the renegotiation process. The renegotiation of service contracts (several of which are still ongoing) must take into account the following criteria, among others:

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

On October 4, 2010, ENARGAS Resolution No. 1,410/10 incorporated modifications to the mechanism for release of natural gas, mainly prioritizing demand corresponding to residential consumers and CNG. Accordingly, each distributor may apply daily volumes above the commitments set by Ministry of Federal Planning Resolution No. 599/07. ENARGAS Resolution No. 1,410/10 also enables carriers to reallocate volumes injected into the transportation system.

On November 14, 2011, ENARGAS Resolution No. 1,982/11 increased the amount to be received by the trust fund created by Decree No. 2,067/08 beginning in December 2011, and expanded the customer base reached.

On April 26, 2013, the Commission approved the general rules applicable to the Gas Program I by Resolution 3/13, establishing a price of 7.50 U.S.$/MMBTU for natural gas excess injection. Furthermore, on November 29, 2013, the Commission enacted Resolution 60/13 (later modified in March 2014, through Resolution No. 22/2014), which created the Gas Program II.

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

Pursuant to Decree No. 181/04, in April 2004 the SE entered into an agreement with natural gas producers—approved by SE Resolution No. 208/04—that regulated the price of natural gas by sector, and that called for the complete deregulation of the wellhead price of natural gas by January 1, 2007. Under the April 2004 agreement, natural gas producers were required to provide minimum supply volumes to the local market, including (i) distributors for industrial users, (ii) clients of distributors, or new direct consumers, and (iii) local electric power generators. Additionally, this agreement called for producers to report all supply agreements to the SE.

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

Resolution No. 1/13 of the Commission created the Gas Program I, pursuant to which beneficiary companies commit to increase the total volumes of natural gas injected into the domestic market during the proposed period, according to the values calculated in their respective projects and approved by the Commission. Once the project is in effect, Resolution No. 1/13 provides for compensation for injection surplus and a penalty in the event that the applicable company, in any given period, has not increased production consistent with its commitment.

Companies registered in the Registry created by Decree No. 1,277/12 may submit applications for the Gas Program I, subject to the terms and conditions for access established in the annex of Resolution No. 1/13 of the Commission. Companies that apply must indicate:

(i)	the calculation of base injection (natural gas volume proposed in connection with the project that the relevant starting point for calculation be the surplus injection duties assumed by the company);

(ii)	the duration of the project, which shall not exceed five years, renewable at the request of the company, upon a decision by the Commission;

(iii)	the calculation of adjusted basis injection (according to a rate of decline that will be calculated for each company in MMm3/d), for the proposed period;

(iv)	the calculation of base price (weighted average price for the year 2012 from natural gas prices set for each consumer segment of the domestic market);

(v)	the calculation of the weighted average for each month of validity of “Encouragement Program Injection Natural Gas Surplus” of prices of natural gas sold by the company, established for each consumer segment of the domestic market, which will be used to determine compensation.

The Commission may require applying companies to provide additional clarifications as deemed necessary, as well as to adjust or modify all or part of the proposal submitted. The Commission will then evaluate the project in question, considering the particular situation of each company, and whether the project meets the project objectives.

Commission Resolution 3/13 approved the general rules applicable to the Gas Program I. Under such program, producers were required to submit their projects for an increase in total natural gas injection for a maximum period of five years, with a view to increasing production and achieving higher activity and employment levels in the sector. A price of U.S.$7.50/MMBTU was established for natural gas excess injection, with penalties involving LNG imports in the case of non-compliance with committed volumes. PESA submitted its project on a timely basis and is currently discussing the terms of the project with the Commission.

Furthermore, the Commission enacted Resolution 60/13 (later modified through Resolution No. 22/2014), which created the Gas Program II. Under this program, producers were required to submit projects to increase natural gas production levels no later than April 30, 2014. Such program is directed to companies without previous production or with a maximum production of 4 MMm3/d, with price incentives in the case of production increases and penalties involving LNG imports in the case of non-compliance with committed volumes. Moreover, companies eligible for the Gas Program I and meeting the relevant requirements were entitled to request withdrawal from Gas Program I and admission to Gas Program II.

In August 2014, the Ministry of Economy and Public Finance, through Resolution No. 139/2014, introduced additional changes to Resolution No. 60/2013, including, among other amendments, the elimination of the previous injection limit and setting of two annual registration periods. We requested to participate in this program and were registered through Resolution No. 13/2015 issued by the Secretary of Economic Policy and Development Planning of the Ministry of Economy and Public Finance.

On April 7, 2014, the SE issued Resolution No. 226/2014 to implement a Program for the Rational Use of Natural Gas, whereby subsidies to producers who participate in the plan adopted under Commission Resolution No. 1/2013 are reduced through the implementation of a new price schedule for the residential and CNG segments. The program encourages a reduction in consumption by residential users by maintaining the current tariff if users reduce consumption by more than 20% compared to the previous year, or by applying a partial increase (50% with respect to the increase applied to users who do not reduce consumption at all) if users reduce between 5% and 20%. If there is no reduction in consumption, the new price schedule for the residential segment will be rolled out in stages, with a first stage beginning in April 1, 2014, a second stage beginning in June 1, 2014 and a third stage beginning in August 1, 2014, with average increases of 150%, 300% and 500%, respectively. Users located within the distribution area covered by Camuzzi Gas del Sur or any sub-distribution company in the South of Argentina were not made subject to the price increases because their distribution area is subject to colder temperatures year-round. As regards the CNG sector, the schedule provides for increases of 24%, 36% and 48% for each partial increase.

On October 31, 2014, Commission Resolution No. 231/2014 established that the price for natural gas intended for CNG consumption will be adjusted on a monthly basis tracking increases in the average price for high grade gasoline above 93 RON or any other product that replaces it in the future, as provided in the Resolution. Prices of CNG will be published on the website of the SE.

Restrictions on Gas Exports

The Public Emergency Law created a withholding tax on exports of hydrocarbons for five years from March 1, 2002, which was subsequently extended for five years from January 2007 pursuant to Law No. 26,217. The taxes withheld are deducted from the sales price of the exported hydrocarbons. In May 2004, a 20% withholding rate was imposed on gas exports. In July 2006, the Ministry of Economy increased the rate to 45% and instructed the customs administration to apply the price fixed by the framework agreement between Argentina and Bolivia (approximately U.S.$6 per million British thermal units (“MMBtu”) in December 2007) as the reference price to calculate this tax, irrespective of the actual transaction price. In addition, on October 10, 2006, the Ministry of Economy imposed prevalent export duties on exports from the Tierra del Fuego province, which were previously exempted from taxes. Moreover, in May 2007, the Ministry of Economy increased to 25% the export duty on butane, propane and LPG.

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

Compressed Natural Gas for Vehicles

Effective April 1, 2006, distributors cannot supply gas stations with CNG. Instead, gas stations are required to purchase CNG in the electronic wholesale market pursuant to a mechanism of irrevocable purchase orders designed to conceal the identity of buyers and sellers, where buyers are able to make joint offers. If any purchase orders are not satisfied through this system, exports of natural gas will be diverted to cover unsatisfied demand. This mechanism remains in force as of the date of this Annual Report and is expected to continue until the SE determines that it is no longer necessary, in light of the status of the domestic supply of natural gas.

Liquefied Petroleum Gas

Prior to the enactment of Law No. 26,020 on April 8, 2005, the Argentine LPG market was regulated by the Hydrocarbons Law and regulations issued by the Undersecretary of Fuels. Under SE Resolution No. 52/01, the SE was responsible for enforcing the rules and regulations applicable to the LPG industry and an LPG board, which reported to the “National Refining and Marketing Board,” which, in turn, reported to the Undersecretary of Fuels, was in charge of supervising and auditing the industry.

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

On January 5, 2012, SE Resolution No. 112/11 approved the agreement setting the price of LPG.

Electricity

Until 1990, virtually all of the electricity supply in Argentina was controlled by the public sector. In 1991, the Argentine government undertook the privatization of state-owned electricity generation, transmission and distribution companies. In January 1992, the Argentine Congress enacted Law No. 24,065 (the “Regulatory Framework Law”), which established guidelines for the restructuring and privatization of the electricity sector. The Regulatory Framework Law, which continues to provide the framework for regulation of the electricity sector, distinguished between the generation, transmission and distribution of electricity as separate businesses and made each subject to its own regulatory framework.

The ultimate objective of the privatization process was to reduce rates paid by users and improve the quality of the electricity supply service through competition. The privatization process commenced in February 1992 with the sale of several large thermal generation facilities, and continued with the sale of transmission and distribution facilities (some of which we now own) and additional thermoelectric and hydroelectric generation facilities.

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

In addition, the Argentine government has issued certain further regulations in this area. Through Decree No. 140/07, it created the Rational and Efficient Electric Power Usage Program (“PRONUREE”), which consists of several measures to promote and raise public awareness about the need to make rational and efficient use of electric power. And through Law No. 26,350, it modified the official time zone for the summer period from December 30 to March 16, in order to promote a decrease in the use of electric power.

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

MEM Participants

The main participants in the MEM are generation, transmission and distribution companies. Large users and traders also participate in the MEM, but to a lesser extent. Transmitters, Distributors and Large Users may each participate in CAMESSA by appointing two acting and two alternate directors through the Asociación de Transportistas de Energía Eléctrica de la República Argentina (Argentine Association of Electric Power Transmitters).

Generators

Total electricity generation in Argentina during 2014, including imports and exports, totaled 131,137 GWh, out of which 63.4% was attributable to thermoelectric plants, 31.0% to hydroelectric plants, 4.0% to nuclear plants and 0.5% other sources.

Transmitters

Electricity is transmitted from power generation facilities to distributors through high voltage power transmission systems. Transmitters do not purchase or sell electricity. Transmission services are governed by the Regulatory Framework Law and regulations issued by the SE.

In Argentina, transmission is carried at 500 kV, 220 kV and 132 kV through the SIN. The SIN consists primarily of overhead lines and sub-stations and covers approximately 90% of the country. The majority of the SIN, including almost all of the 500 kV transmission lines, has been privatized and is owned by Transener. Regional transmission companies, most of which have been privatized, own the remaining portion of the SIN. Supply points link the SIN to distribution systems, and there are interconnections between the transmission systems of Argentina, Brazil, Uruguay and Paraguay allowing for the import or export of electricity from one system to another.

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

Distributors participate in CAMMESA by appointing two acting and two alternate directors Argentine Association of Electric Power Distributors.

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

Large users participate in CAMMESA by appointing two acting and two alternate directors through Argentine Association of Electric Power Large Users.

Traders

Since 1997, traders are authorized to participate in the MEM by intermediating block sales of energy. Currently, there are eight authorized traders in the MEM, several of which conduct transactions with Comercializadora de Energía del Mercosur S.A. (“CEMSA”) in the export market.

Spot Market

Spot prices

The emergency regulations enacted after the Argentine crisis in 2001 had a significant impact on energy prices. Among the measures implemented were the pesification of prices in the MEM, known as the spot market, and the requirement that all spot prices be calculated based on the price of natural gas, even in circumstances where alternative fuel such as diesel is purchased to meet demand due to the lack of supply of natural gas. Despite these modifications, the basic framework for the spot market that was established prior to the economic crisis remains in place.

Under this system, energy prices in the spot market are set by CAMMESA, which determines the price charged by generators for energy sold in the spot market of the MEM on an hourly basis. The spot price reflects supply and demand in the MEM at any given time, which CAMMESA determines using different supply and demand scenarios that dispatch the optimum amount of available supply, taking into account the restrictions of the transmission grid, in such a way as to meet demand requirements while seeking to minimize the production cost and the cost associated with reducing the risk of system failure.

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

Following the introduction of market prices for downstream petroleum products in connection with the deregulation of the petroleum industry, Law No. 23,966 established a volume-based tax on transfers of certain types of fuel, replacing the prior regime, which was based on the regulated price. Law No. 25,745 modified, effective as of August 2003, the mechanism for calculating this tax, replacing the old fixed value per liter according to the type of fuel with a percentage to apply to the sales price, maintaining the old fixed value as the minimum tax. Decree No. 2579/2014 reduced fuel transport taxes on certain diesel and unleaded gasoline products, and water infrastructure fund taxes that applied to transfers of certain unleaded gasoline products.

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

Export Taxes

In 2002, the Argentine government imposed customs duties on the export of hydrocarbons. Export tax rates on crude oil were increased to 20%, on butane, methane and LPG, and to 5% on gasoline and diesel fuel. In May 2004, Resolution No. 337/04 of the Ministry of Economy increased export duties on crude oil to 25%. These export tax rates were increased again in 2004, when the Ministry of Economy issued Resolution No. 532/04, establishing a progressive scheme of export duties for crude oil, with rates ranging from 25% to 45%, depending on the quotation of the WTI reference price at the time of the exportation. In addition, in May 2004, pursuant to Resolution No. 645/04 of the Ministry of Economy, an export duty on natural gas and natural gas liquids was established at a rate of 20%. In July 2006, the Ministry of Economy increased the rate to 45% and instructed the customs administration to apply the price fixed by the framework agreement between Argentina and Bolivia (approximately U.S.$6/MMBTU in December 2007) as the reference price to calculate this tax, irrespective of the actual transaction price. In addition, on October 10, 2006, the Ministry of Economy imposed prevalent export duties on exports from the Tierra del Fuego province, which were previously exempted from taxes. Moreover, in May 2007 the Ministry of Economy increased to 25% the export duty on butane, propane and LPG. There can be no assurance as to future levels of export taxes.

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

In October 2014, through Resolution No. 803/14, the Ministry of Economy and Finance amended Resolution No. 394/07 and modified the withholding tax on hydrocarbon exports linking the rate (ranging from 10% to 13%) to a specific price schedule.

Resolution No. 1077/14 of the Ministry of Economy and Public Finance became effective on January 1, 2015, superseding Resolution Nos. 394/07 and 803/14 and providing that for so long as the international price of crude oil is less than U.S.$71 per barrel, the applicable withholding tax rate will be 1% and incremental tax rates will apply for so long as the international price of crude oil is equal to or higher than U.S.$71 per barrel.

Surveillance Fee

Law No. 25,565 imposed a surveillance fee payable to the SE for downstream activities, equal to Ps.0.0003 for each commercialized transaction in the domestic market, and for the transportation of liquid hydrocarbons and their derivatives through pipelines, at a rate of 0.35% of the estimated income for the provision of transportation service.

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

The General Environmental Policy requires that any work or activity capable of significantly degrading the environment or its components or which may adversely affect the quality of life, shall be subject to a prior environmental impact evaluation. All entities must provide information related to the environmental impact of their activities and this information shall be publicly available, unless declared classified.

Entities carrying out activities dangerous to the environment and ecosystems must take out insurance policies for the damages such activities may cause. Any person liable for environmental damages must take the actions necessary to restore the status quo ante, and where such restoration is not possible, the indemnification determined by the courts shall be transferred to an environmental restoration fund for the execution of remedial action.

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

Integral Management of Industrial and Services Activities Wastes

Law No. 25,612 establishes minimum standards for environmental protection with respect to the integral management of waste originated in industrial or service activities. It sets forth minimum environmental protection requirements for generation, handling, storage, transport, treatment and final disposal of the aforementioned wastes. It also maintains the Argentine Constitution’s prohibition on the importation, introduction, or transportation into the country, its airspace and seas, of any types of wastes from other countries.

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

Hazardous Waste

Law No. 24,051 regulates the generation, manipulation, transport, treatment and final disposition of hazardous wastes generated or located under federal jurisdiction or, if located in the territory of a province, that could affect individuals or the environment in other provinces other than the one where they were generated, or when the adoption of sanitary measures to handle such waste becomes necessary and it is advisable to unify those measures throughout the country due to their economic impact.

With respect to hazardous waste liability, hazardous waste is considered to have inherent risk (as contemplated by article 1,113 of the Argentine Civil Code), which means that the generator or handler of hazardous waste will only be exonerated from its liability to the extent it proves the victim’s or third parties’ negligence or willful misconduct. The law establishes severe civil and criminal sanctions for any infringement of Law No. 24,051.

Air Pollution

Law No. 20,284 applies in federal jurisdictions and in those provinces which have adopted the provisions of this law. It sets general principles for the treatment of potential sources of pollution. Enforcement of this law is vested in the respective national, provincial or local health authorities.

Water Environmental Management

Law No. 25,688 sets minimum standards for the preservation of water, its exploitation and rational use. It defines the different uses of waters and requires users to obtain permits from local authorities.

Additionally, it provides that a federal enforcement agency shall determine: (i) maximum limits for contamination and protection of aquifers, (ii) instructions for the refilling and protection of aquifers, and (iii) the fixing of parameters and environmental standards for the quality of waters.

PCB Elimination and Management

Law No. 25,670, enacted in October 2002, regulates the management and elimination of polychlorinated biphenyls (“PCBs”). It forbids the entry of PCBs and machines containing PCBs into Argentina as well as the installation of machines containing PCBs. According to Law No. 25,670, the Argentine government is empowered to take all measures necessary to guarantee the prohibition of the production, commercialization and the entry of PCBs into Argentina, as well as the elimination of used PCBs and the decontamination and elimination of PCBs and machines containing PCBs within the terms provided therein.

Concealment and Money Laundering

Law No. 25,246 categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) appear as if they have been obtained through legitimate means, provided that the aggregate value of the assets involved exceeds in the aggregate (through one or more related transactions) Ps.50,000.

Law No. 25,246 assigns information and control duties to certain private sector entities, such as banks, agents, stock exchanges and insurance companies, according to the regulations of the Financial Information Unit, and for financial entities, the Central Bank. These regulations apply to many Argentine companies, including us. These obligations consist mainly of maintaining internal policies and procedures aimed at preventing money laundering and the financing of terrorism, especially through the application of “know your customer” policies.

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

Law No. 25,246 has been amended by Law Nos. 26,087 and 26,119.

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

The Performance of Hydrocarbon Related Activities

Primary activities expressly reserved by law for the Venezuelan state can only be performed by (i) the government of Venezuela; (ii) wholly-owned state entities; or (iii) companies in which the Venezuelan state maintains direct control by owning at least fifty percent of the shares or quotas of capital stock. The sale of natural hydrocarbons and certain specified by-products can only be performed by wholly-owned state entities. Installations and existing facilities dedicated to the refining of natural hydrocarbons in the country and to the transportation of products and gas are owned by the Venezuelan state.

The National Assembly must grant approval to mixed companies before they can operate. These entities must meet the following minimum conditions: (i) they must have a maximum duration of 25 years; (ii) they must provide information regarding location, orientation and the extent of the area under operation; (iii) all of their assets must be reserved and turned over to the Venezuelan state once the activity ends; and (iv) any dispute among their shareholders must be resolved through private negotiations or arbitration and shall be subject to the laws of Venezuela.

Prior to April 2006, our interest in Venezuelan oil and gas fields was through operating service agreements with PDVSA, which established the terms of our compensation for production activities and investments. These contracts were awarded during bidding rounds in 1994 and 1997. In 2005, the Venezuelan government announced that these operating service agreements did not comply with the Hydrocarbons Organic Law and instructed the Ministry of Energy and Petroleum to commence negotiations with private operators to convert all operating agreements into mixed companies where more than 50% of each field is state-owned. These negotiations were completed in March 2006, and as a result, all our operating service agreements were converted to mixed companies in which the Venezuelan government, through the Comisión Venezolana del Petróleo (the “CVP”), holds at least 60% of the share capital and private companies hold the remaining. The interests allocated to private companies were determined on the basis of the value attributed to the different operating service agreements during the negotiations.

The National Assembly has approved (i) the principal terms of the conversion agreements and the form of organizational documents for the mixed companies; (ii) amendments to the Hydrocarbons Organic Law and certain tax laws to allow the mixed companies to sell their production of crude oil to PDVSA and its associates and to qualify as exporters for VAT purposes; and (iii) the Law for Regulating the Participation of Private Entities in Primary Activities, which limits private company participation in primary activities in Venezuela, including the exploration and production of hydrocarbons, to participation through mixed companies.

Licenses and permits

A license from the Venezuelan Ministry of Energy and Oil is required to refine natural hydrocarbons, and permits from this ministry are required for activities related to the processing or domestic sale of refined hydrocarbons.

Relevant Tax Features

Income tax

Venezuelan income tax law imposes tax at a rate of 50% on the net taxable income of persons involved in hydrocarbon-related activities, or activities related to the purchase or acquisition of hydrocarbons and by-products for export. Accelerated amortization and depreciation of fixed assets and direct or indirect expenses necessary for the drilling of oil wells is permitted.

Contractors dedicated to exploration and production activities under operating agreements with state companies are also subject to a 50% rate.

Value-Added Tax

Subject to certain exceptions, in particular for exporting companies, imports and local purchases of goods and services are subject to VAT at a rate of 12%, with a limited number of goods and services subject to VAT at a rate of 8%.

Municipal taxes

Hydrocarbon activities are not subject to municipal taxes, as these taxes are exclusively reserved for the national government.

Income from contractors that have entered into operating contracts with state companies for the rehabilitation of marginal fields is generally subject to a municipal tax on gross income.

Royalties

Since January 2002, royalties on oil and gas production have been set at a rate of 30%.

Special Contributions from Mixed Companies

Mixed companies are subject to the following special taxes: (i) 3.33% additional royalty on the hydrocarbons volume extracted under the concession and delivered to PDVSA; and (ii) an amount equivalent to the difference, if any, between (a) 50% of the value of the hydrocarbons extracted under the concession and delivered to PDVSA each year, and (b) the aggregate of payments made by the mixed company to Venezuela in connection with activities conducted by the company during such calendar year, as royalties applicable on extracted hydrocarbons (including the additional royalty indicated in the preceding item (i), income tax and any other tax or contribution calculated on income (either gross or net income), and investments in domestic development projects amounting to one percent (1%) of profit before taxes).

In 2011, the Venezuelan government enacted Decree No. 8,807/12, amending a previous law that had introduced a special tax payable by companies exporting or transporting liquid hydrocarbons and oil by-products outside Venezuela, to be applied when the average price of the basket of Venezuelan liquid hydrocarbons exceeded a set price. Decree 8,807/12 modified the special tax by creating two special contributions, one for “extraordinary” prices and another for “exorbitant” prices, to be applied to the difference between the price set forth by the Venezuelan national budget and the monthly average of international prices of the basket of Venezuelan liquid hydrocarbons. In 2013, the Venezuelan government reformed the Decree No. 8,807/12, introducing modifications and updates the rates of these specials contributions. Under the Decree, when the monthly average of international prices of the basket of Venezuelan liquid hydrocarbons exceed U.S.$80 per barrel, they are considered “exorbitant prices”. These special contributions are recorded by mixed companies as selling expenses in their financial statements and negatively impact such mixed companies’ earnings.

OPEC

Venezuela is a founding member of OPEC. In the past, PDVSA, under instructions from the Ministry of Energy and Oil, has adjusted its own production to ensure that Venezuela complies with production quotas set by OPEC.

The Venezuelan government has created a policy of strict compliance with the production quotas established by OPEC. Article 6 of the Hydrocarbons Organic Law requires all persons who perform activities regulated by the Hydrocarbons Organic Law to comply with production cuts, such as those that may be set by OPEC. Hence any production cuts may directly affect private producers, contractors, PDVSA and mixed companies.

Exchange Controls

On February 5, 2003, the Venezuelan government introduced exchange controls. These regulations state that companies established for the purpose of developing any of the activities described in the Hydrocarbons Organic Law may maintain accounts in currencies other than the currency of Venezuela in banking or similar institutions outside of Venezuela only for purposes of meeting their obligations outside Venezuela. The Central Bank of Venezuela must approve these accounts. Any other foreign currency generated by these companies must be sold to the Central Bank of Venezuela. These companies cannot acquire foreign currency from the Central Bank of Venezuela to make foreign currency payments. These same exchange controls are applicable to mixed companies.

Additional Matters

Companies operating in the hydrocarbons sector in Venezuela that meet certain income thresholds are also required to contribute a percentage of gross income to scientific, technological and research programs. Hydrocarbon companies operating as mixed companies are also required to contribute to social programs. Additionally, employers of more than 50 employees are required to contribute to social programs aimed at reducing drug trafficking and substance abuse.

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

The following diagram illustrates the ownership structure of PESA as of the date of this Annual Report:

PROPERTY, PLANT AND EQUIPMENT

PESA has freehold and leasehold interests in various countries in South America, but there is no specific interest that is individually material to the Company. The majority of our property, consisting of oil and gas reserves, service stations, a refinery, petrochemicals plants, power plants, manufacturing facilities, power distribution systems, stock storage facilities, pipelines, oil and gas wells, and corporate office buildings, is located in Argentina. As of the date of this Annual Report, we also have interests in crude oil and natural gas operations outside Argentina, in Venezuela and Bolivia.

Item 4A.	UNRESOLVED STAFF COMMENTS

None.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our Audited Consolidated Financial Statements and the notes thereto. Our Audited Consolidated Financial Statements were prepared in accordance with IFRS as issued by the IASB. See “Item 3. Key Information—Selected Financial Data—Presentation of Financial Information in accordance with IFRS.”

ANALYSIS OF CONSOLIDATED RESULTS OF OPERATIONS

OVERVIEW

We are a leading energy company in Argentina focused on maintaining profitability and meeting our social and environmental responsibility goals. We are engaged in:

•	oil and gas exploration and production;

•	refining and distribution;

•	petrochemicals; and

•	gas and energy.

Our principal place of business has historically been Argentina, but as of December 31, 2014 we also had operations in Venezuela, Bolivia and Ecuador. Approximately 84% of our total assets, 99% of our sales, 91% of our combined crude oil and gas production and 89% of our proved oil and gas reserves were located in Argentina as of December 31, 2014. Fluctuations in the Argentine economy and actions adopted by the Argentine government have had and will continue to have a significant effect on Argentine private sector entities, including us. See “Item 3. Key Information—Risk Factors.”

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

(a) Value of the Peso Against Foreign Currencies

As of December 31, 2014, the peso-U.S. dollar rate of exchange was Ps.8.55 per U.S. dollar, compared to Ps.6.49 and Ps.4.91 per U.S. dollar as of December 31, 2013 and 2012, respectively.

As of December 31, 2014, 2013 and 2012, a significant portion of our financial debt was denominated in U.S. dollars. This situation exposes us to risks associated with the exchange rate. However, the impact on our results of operations derived from variations in the exchange rate related to our financial debt over such periods was partially mitigated by gains recorded on certain financial assets maintained in U.S. dollars and on net investments in foreign operations denominated in foreign currency, which are disclosed in Shareholders’ Equity under “Other Comprehensive Income” in the Consolidated Statement of Comprehensive Income.

Accordingly, the exchange differences for fiscal years 2014, 2013 and 2012 accounted for net gains of Ps.307 million, Ps.171 million and Ps.138 million, respectively.

After several years of moderate variations in the nominal exchange rate, in 2012 the peso lost approximately 14% of its value with respect to the U.S. dollar. This was followed in 2013 and 2014 by a devaluation of the peso with respect to the U.S. dollar that exceeded 30% over the course of those two years, including a loss of approximately 24% in January 2014. During the first quarter of 2015, the peso lost 3% of its value with respect to the U.S dollar (based on the official foreign exchange rate).

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

In accordance with IFRS, our financial information has not been adjusted to reflect inflation.

In 2014, 2013 and 2012, the Argentine consumer price index, according to statistics prepared by the INDEC, reflected inflation of 23.9%, 10.9% and 10.8%, respectively, and the Argentine wholesale price index rose 28.3%, 14.7% and 13.1%, respectively, during such years, also according to the INDEC.

In February 2014, the INDEC released a new inflation index that measures prices on goods across the country and replaces the previous index that only measured inflation in the urban sprawl of the City of Buenos Aires. Even though the new methodology brought inflation statistics closer to those estimated by private sources, there are still differences between official inflation data and private estimates.

Sustained inflation in Argentina, without a corresponding increase in the price of products sold by us in the domestic market, would have an adverse effect on our results of operations and financial position. Inflation could also adversely affect comparability among the different periods presented herein and our productivity and profitability. See “Item 3. Key Information—Selected Financial Data—Consideration of the effects of inflation” and “Item 3. Key Information—Risk Factors—Factors Relating to Argentina—Economic and political instability in Argentina has affected and may continue to adversely affect our financial condition and results of operations.”

(2) Regulation of the Energy Industry in Argentina

Over the past several years, except for the period that followed the global financial crisis in the third quarter of 2008 and recently, following the decrease in international oil prices, commodity prices of hydrocarbon products experienced an extended period of sustained increases. The Argentine government imposed a series of regulations, particularly focused on the energy sector, aimed at reducing the impact of inflationary pressures from such high prices and seeking to ensure energy supplies to the domestic market. Recently, the Argentine government has adopted other regulations intended to mitigate the impact of lower international prices on domestic oil and gas companies.

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

As regards the first goal, the agreement established domestic market supply commitments for each producer. The agreement was approved by SE Resolution No. 599/07 and provided for successive maturities for each segment, with the residential supply commitment expiring last, in 2011. As a result, each segment’s market share was uniformly distributed among producers and regulated prices remained low for the above-mentioned segments. The SE issued Resolution No. 172/11 on December 29, 2011, which provides for a provisional extension until substitute measures are adopted. Accordingly, PESA continues, as of the date of this Annual Report, to be subject to the same supply commitments with respect to the various Argentine market segments.

In addition, the above resolution established that natural gas producers’ commitments to supply the CNG and power plant market segments would terminate on December 31, 2009. However, the SE unilaterally extended such supply commitments, which remain in force.

As regards the gradual recovery in prices, the power plant segment experienced the highest increase. In the case of the residential segment, however, prices did not increase significantly. With respect to the CNG segment, in August 2012 the SE, through Resolution No. 1,445/12, set a new price relating to natural gas for CNG services of Ps.0.4945 per cubic meter, representing an increase of approximately 300%, and provided for the investment of the additional resources obtained in the development of conventional gas resources.

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

Within the scope of the long-term gas supply agreements entered into between the governments of Argentina and Bolivia whereby a gas price of U.S. $5/MMBtu was initially established, subject to adjustment pursuant to a formula based on international reference prices for gas and its by-products, gas imports were placed under the responsibility of ENARSA. In order to avoid the impact of the price increase on domestic consumers, the Argentine government required that the increase in import gas prices be passed through to exports, through an increase in withholding taxes.

In September 2008, through SE Resolution No. 1,070/08, the Argentine government approved an agreement with natural gas producers for a reduction in the price of 10 kg butane cylinders. This agreement resulted in an increase in natural gas prices of 15% for residential users, 8% for CNG and 13% for electricity generation. The reduction in the LPG sales price is financed with contributions by producers, originally equivalent to 65% of the price increase resulting from the above resolution, and subsequently equivalent to 100% of such price increase as from December 2008. Under SE Resolution No. 1,417/08, an 80% increase was imposed on the price applicable to a sector of the R3 residential segment beginning in November 2008. The Natural Gas Producers Supplementary Agreement approved by SE Resolution No. 1,070/08 was renewed for 2010, 2011, 2012, 2013 and 2014. As of the date of this Annual Report, a Sixth Addendum to this Agreement has been signed, extending its validity through 2015.

In addition, a trust fund was created (pursuant to Decree No. 2,067/08) to cover natural gas imports required to secure supply to the domestic market. The resulting expenses are borne by users of the regulated transportation and/or distribution services, by natural gas processing companies and by gas consumers receiving gas directly from producers without using natural gas transportation or distribution systems.

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

In November 2011, through ENARGAS Resolution No. 1,982, the amount to be received by the trust fund created under Decree No. 2,067/08 was increased according to consumption levels, and the consumer base falling within the scope of the resolution was broadened. Subsequently, ENARGAS Resolution No. 1,991 addressed large consumers falling within the scope of such resolution and provided a method to request exclusion, if applicable. Consumption of natural gas at the Bahía Blanca refinery in connection with oil refining activities, and at the Cóndor and Barda Las Vegas plants, in Santa Cruz, in connection with natural gas processing, fell within the scope of the above resolution.

Law No. 26,741, which was passed in May 2012, declared the achievement of self-sufficiency in hydrocarbons supply and the activities of exploration, exploitation, industrialization, transportation and marketing of hydrocarbons to be of public interest. In addition, YPF S.A.’s and Repsol YPF Gas S.A.’s net assets were declared to be of public interest and Repsol’s interests in those entities became subject to expropriation in an amount equal to up to fifty one per cent (51%) of total equity.

By means of Decree No. 1,277/12, which was passed in July 2012, the Argentine government approved the regulations for the implementation of Law No. 26,741 and issued the Rules of the Argentine Hydrocarbons Sovereignty regime. These rules provide for the development of a National Hydrocarbons Investment Plan with the stated goals of maximizing investment and ensuring sustainability of related activities in the short, medium and long term. In addition, Decree No. 1,277/12 abrogated certain sections of Decree Nos.1,055/89, 1,212/89 and 1,589/89 that had provided for the free availability of hydrocarbons produced in granted concession areas, free commercialization of hydrocarbons products in the domestic and foreign markets, and the freedom to set prices. As of the date of this Annual Report, the Company has complied with all applicable reporting requirements set forth in Decree No. 1,277/12.

In February 2013, the Commission issued Resolution No. 1/2013 establishing the Gas Program I. Under such program, producers were required to submit their projects for an increase in total natural gas injection for a maximum period of five years, with a view to increasing production and achieving higher activity and employment levels in the sector. A price of U.S. $7.50/MMBTU was established for natural gas excess injection, with penalties involving LNG imports in the case of non-compliance with committed volumes. PESA submitted its project but ultimately did not participate in the program.

In November 2013, through Resolution No. 60/2013 (modified in March 2014 by Resolution No. 22/2014), the Commission created the Gas Program II. Producers were required to submit projects to increase natural gas production levels no later than April 30, 2014. Such program was directed to companies without previous production or with a maximum production of 4 MMm3/d, with price incentives in the case of production increases and penalties involving LNG imports in the case of non-compliance with committed volumes. Moreover, companies eligible for the Gas Program I and meeting the relevant requirements were entitled to request withdrawal from Gas Program I and admission to Gas Program II

In August 2014, the Ministry of Economy and Public Finance, through Resolution No. 139/2014, introduced additional changes to Resolution No. 60/2013, including, among other amendments, the elimination of the previous injection limit and setting of two annual registration periods. We requested to participate in this program and were registered through Resolution No. 13/2015 issued by the Secretary of Economic Policy and Development Planning of the Ministry of Economy and Public Finance.

On April 7, 2014, the SE issued Resolution No. 226/2014 to implement a Program for the Rational Use of Natural Gas, whereby subsidies to producers who participate in the plan adopted under Commission Resolution No. 1/2013 are reduced through the implementation of a new price schedule for the residential and CNG segments. The program encourages a reduction in consumption by residential users by maintaining the current tariff if users reduce consumption by more than 20% compared to the previous year, or by applying a partial increase (50% with respect to the increase applied to users who do not reduce consumption at all) if users reduce between 5% and 20%. If there is no reduction in consumption, the new price schedule for the residential segment will be rolled out in stages, with a first stage beginning in April 1, 2014, a second stage beginning in June 1, 2014 and a third stage beginning in August 1, 2014, with average increases of 150%, 300% and 500%, respectively. Users located within the distribution area covered by Camuzzi Gas del Sur or any sub-distribution company in the South of Argentina were not made subject to the price increases recognizing different weather conditions in the area. As regards the CNG sector, the schedule provides for increases of 24%, 36% and 48% for each partial increase.

On October 31, 2014, Commission Resolution No. 231/2014 established that the price for natural gas intended for CNG consumption will be adjusted on a monthly basis tracking increases in the average price for high grade gasoline above 93 RON or any other product that replaces it in the future, as provided in the Resolution. Prices of CNG will be published on the website of the SE.

(b) Withholding Taxes on Exports

Taxes withheld are deducted from the sales price of exported hydrocarbons. The Public Emergency Law established withholding taxes on exports of hydrocarbons to last for five years from March 1, 2002, which period was subsequently extended for five further years beginning in January 2007 pursuant to Law No. 26,217.

This tax regime was modified by Resolution No. 394/07 issued by the Ministry of Economy in November 2007, which provided a new method for calculating withholding taxes on exports of petroleum oils, oils obtained from bituminous minerals and certain oil by-products. Under this new method, when the international price for crude oil exceeded U.S.$60.90 per barrel, an incremental withholding tax rate was applied to crude oil exports, capping the price the producer received at U.S.$42 per barrel. While the international price for crude oil was between U.S.$45 and U.S.$60.90 per barrel, a 45% withholding tax was applied. If the international price for crude oil decreased below U.S.$45 per barrel, the authorities were required to set new rates within 90 days. A similar withholding regime applied to exports of oil by-products such as gasoline, fuel oil and lubrication oils, with different cut-off and reference prices. This new tax regime had a negative impact on our Refining and Distribution business unit, particularly on exports of fuel oil, Vacuum Gas Oil (“VGO”) and gasoline. On January 3, 2013, the Ministry of Economy, through Resolution No. 01/13, modified the methodology for the calculation of taxes on exports of crude oil and other crude derivatives by increasing the reference value to U.S.$80 per barrel and the cutoff value to U.S.$70 per barrel. If the international price for crude oil is lower than the reference price, the applicable withholding rate will be 45%.

In October 2014, through Resolution No. 803/14, the Ministry of Economy and Public Finance amended Resolution No. 394/07, modifying the withholding tax on hydrocarbon exports to link the rate (ranging from 10% to 13%) to a specific price schedule.

Resolution No. 1077/14 of the Ministry of Economy and Public Finance became effective on January 1, 2015, superseding Resolution Nos. 394/07 and 803/14 and providing that for so long as the international price of crude oil is less than U.S.$71 per barrel, the applicable withholding tax rate will be 1% and incremental tax rates will apply for so long as the international price of crude oil is equal to or higher than U.S.$71 per barrel.

Natural gas exports are taxed under Resolution No. 127/08 of the Ministry of Economy (which amended Resolution No. 534/06). Natural gas exports are subject to a withholding tax levied at 100% of the highest price set for natural gas under any applicable agreement for natural gas imports into Argentina. Under Resolution No. 127/08, the method for calculating withholding taxes on exports of crude oil, under Resolution Nos. 394/07 and 1/13, is also applicable to LPG. Resolution No. 60/2015 of the Ministry of Economy reduced withholding tax on LPG exports from 45% to 1% and SE Resolution No. 36/2015 modified the price calculation method for LPG products.

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

In order to secure domestic supply, in the face of growing demand and the inability of Argentine refineries to significantly increase production levels, in 2006 the Secretary of Domestic Commerce promulgated Resolution No. 25/06, which required refining companies to supply all diesel market demand with a baseline equal to the demand for the same month of the prior year, plus an estimated market variation.

Under Law No. 26,022, diesel imports and sales in the domestic market of volumes imported during 2006 and 2007 were exempt from taxes on liquid fuels, natural gas and diesel, and from other taxes. During subsequent years, this exemption was incorporated into the Argentine Budget Law and the SE has since issued several resolutions proposing that hydrocarbon market operators participate in this regime. PESA relied on this tax exemption to import 162,563 cubic meters of diesel in 2013 and 170,733 cubic meters of liquid fuel in 2014.

Commencing in 2007, the Argentine government allowed gradual increases in fuel prices, which facilitated a partial recovery in our margins. On April 10, 2013, Resolution No. 35/13 of the Secretary of Domestic Commerce set maximum sales prices for liquid fuels for a period of six months, later extended for 45 additional days (Resolution No. 108/13). Resolution No. 108/13 has not been extended.

In January 2014, following the depreciation of the peso against the U.S. dollar, domestic oil and fuel prices temporarily decreased. International crude oil and related oil product prices declined significantly during the second half of 2014. As a result, in October 2014, the Ministry of Economy issued Resolution No. 803/14, which was later superseded by Resolution No. 1,077/14, setting forth a reduced withholding tax schedule to ensure the hydrocarbon industry’s profitability and investment level in order to achieve self-sufficiency. Furthermore, the Argentine government issued Decree No. 2579/2014, reducing fuel transport taxes on certain diesel and unleaded gasoline products, and water infrastructure fund taxes that apply to transfers of certain unleaded gasoline products. In January 2015, retail prices in pesos on diesel and gasoline were reduced by 5%. As of the date of this Annual Report, domestic crude oil prices exceed import parity prices.

Domestic oil prices dropped by U.S.$7 per barrel in the first quarter of 2015 compared to the price in effect as of December 31, 2014. In addition, on February 4, 2015 the Commission issued Resolution 14/2015 creating the Crude Oil Production Stimulus Program (Programa de Estímulo a la Producción de Petróleo Crudo), to be in effect from January 1, 2015 to December 31, 2015 providing for export and/or production stimulus payments for registered companies subject to certain requirements.Furthermore, in March 2015, the Ministry of Economy issued Resolution No. 35/2015 revoking the tax exemption on imported diesel and gasolines as from January 2015.

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
On October 17, 2005, under the terms of SE Resolution No. 1,193, PESA and other MEM creditors formally announced their decision to manage the construction, operation and maintenance of two power plants of at least 800 MW each, the Termoeléctrica Manuel Belgrano and Termoeléctrica José de San Martín plants. Combined construction costs of the plants was approximately U.S.$1.3 billion and was funded with contributions to FONINVEMEM I and II, with an additional charge imposed on consumers, and with contributions from the Argentine government.

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

The Company began recovering amounts contributed to the FONINVEMEM I in 120 monthly installments in March 2010, upon authorization of commercial operations of both power plants in the combined cycle mode referred to above.

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

During 2010, several resolutions were approved to improve the operating margins of electricity generators. Under SE Notes No. 6,169 and No. 6,866, CAMMESA was instructed to accept assignment beginning May 1, 2010 of gas and transportation agreements by electric power generators, to centralize and optimize delivery of natural gas to the electricity generation sector. In exchange, a gross margin is accrued to electricity generators as if generation were performed with natural gas, regardless of the fuel used. SE Resolution No. 7,548, applicable to energy sold pursuant to the Energy Plus Program, was subsequently published and pursues the same objective. As of the date of this Annual Report, the above mentioned resolutions have been renewed and remain in effect.

On November 25, 2010, an agreement was entered into between generators and the SE to start readjustment of the MEM and comply with SE Resolution No. 1,427/04. Pursuant to this agreement, generators expected to start receiving a higher fee for monthly generation capacity availability, regardless of the actual dispatches to the SIN. In addition, higher operation and maintenance costs were to be recognized according to fuel used for generation. Generators, in turn, undertook to continue with their maintenance investment plans and to make investments with the proceeds from sales which generated the credit with CAMMESA described above. This agreement was terminated in 2012.

In November 2011, a new seasonal price was approved for the November 2011 to April 2012 period, reflecting values close to actual market costs. In subsequent resolutions, regulatory entities jointly started to reduce subsidies previously granted to certain industrial, commercial and residential sectors. These measures are aimed principally at providing greater predictability to market agents and supporting an economic and financial readjustment of economic transactions in the MEM.

In March 2013, the SE issued Resolution No. 95/2013 involving changes in the compensation scheme for MEM generators, co-generators and self-generators except for Plus generators, binational hydroelectric generators and nuclear generators, among others. The following changes are applicable to generators adhering to this new scheme:

1.	changes in the compensation of generation companies according to their production scale and technology. Non-fuel fixed and variable costs and additional compensation are paid; payment of the latter two items is subject to the generation of each power plant, with a portion of the additional compensation being applied to a trust to finance works in the electricity sector; and

2.	temporary suspension of private agreements between generators and larger users in the MEM, in connection with both energy and fuels and related products, which are now managed by CAMMESA.

In May 2014, the SE issued Resolution No. 529/2014 adjusting the prices applicable under Resolution No. 95/2013 and introducing the following changes:

1.	an incentive for thermal generation in the most critical months for demand, improving the compensation of generation companies with high availability; and

2.	a new compensation item called “Compensation for Non-Recurring Maintenance.” Such compensation is accrued by, and only paid to, the generation companies that perform maintenance works on current equipment to support or increase availability.

Resolution No. 95/2013, as amended by Resolution No. 529/2014, provided for regulatory changes in the MEM’s method of compensation of generation companies according to their production scale and technology affecting the Genelba Combined Cycle and Pichi Picún Leufú Hidroelectric Complex operations.

(e) Regulation of Utilities

The Public Emergency Law pesified tariffs for public utility services at a Ps.1.00 = U.S.$1.00 parity and prohibited the increase of these tariffs based on indexation factors. In addition, the Argentine government was authorized to renegotiate the terms of contracts relating to the provision of public utility services, taking into account the following criteria: (i) the impact of tariffs on economic competitiveness and on income distribution; (ii) the quality of services to be provided and/or the capital expenditure programs provided for in the contracts; (iii) the interest of customers and accessibility to services; (iv) the safety of the system; and (v) the companies’ profitability.

In July 2003, UNIREN was created under the joint jurisdiction of the Ministry of Economy and the Ministry of Federal Planning. UNIREN’s mission is, among other purposes, to provide assistance in the renegotiation of contracts with utilities, execute comprehensive or partial agreements with utility companies and submit regulatory projects related to transitional price and rate adjustments. Pursuant to Law No. 26,896, enacted in December 2013, the term to renegotiate contracts for public works and utility services was extended through December 31, 2015.

On April 7, 2014, the ENARGAS passed Resolution No. 2,852/14 defining the new tariff schedules that include an increase in the rate applicable to natural gas firm and interruptible transportation rates. The increase in the rate is staggered as follows: 8% from April 1, 2014, 5.5% from June 1, 2014 and 5.3% from August 1, 2014, or a cumulative increase of 20%.

TGS expects to allocate the additional revenue derived from such increases to an investment plan to be implemented by TGS in connection with works in its transportation system to secure quality levels that meet the requirements of the regulatory framework.

Publication of the new tariff schedules constitutes a partial implementation of the provisional agreement entered into between TGS and UNIREN on October 9, 2008, and ratified by the Argentine government pursuant to Decree 1,918/09. In this respect, TGS will continue to seek the full implementation of the provisional agreement (see Note 17.1.5 to the Audited Consolidated Financial Statements). See “Item 4. Information on the Company—Gas and Energy—Gas Transportation—TGS—Tariff Renegotiation Process.”

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

As a result of full payment of CIESA’s financial debt, in the third quarter of 2012 we recorded a net gain of Ps.291 million attributable to our equity interest in CIESA, of which Ps.221 million and Ps.165 million are shown under “Other Operating Income” and “Share of Net Loss of Equity Accounted Investments,” respectively, with a Ps.95 million charge recorded in the “Income Tax” line item.

Pursuant to the settlement agreement and the decisions taken by CIESA’s board of directors’ meeting held on October 23, 2012, on January 2, 2013 CIESA notified the CNV of the formal cancellation of its corporate bonds, initiating formal steps for CIESA’s withdrawal from public offering and listing. On May 30, 2013, the CNV ordered CIESA’s withdrawal from public offering and listing, through Resolution No. 17,904. See “—Gas Transportation—TGS—Our Interest in TGS and Corporate Developments.”

(3) Migration of Operating Agreements in Venezuela

In April 2005, the Venezuelan Energy and Oil Ministry instructed the Venezuelan national oil company, PDVSA, to review all operating agreements signed with other oil companies between 1992 and 1997. The Ministry further instructed PDVSA to take all necessary action to convert those operating agreements into mixed companies whereby the Venezuelan government, through PDVSA, would be entitled to majority ownership.

In March 2006, we, through our related companies in Venezuela, signed memoranda of understanding with PDVSA and the CVP in order to effect the migration of our four pre-existing operating agreements. As a result, all of our operating service agreements were converted into mixed companies in which the Venezuelan government, through the CVP, holds at least 60% of the share capital and private companies hold the remaining.

In view of the new contractual framework, as of December 31, 2005, we recognized impairment charges of Ps.424 million to adjust the book value of our assets in Venezuela to their estimated recoverable value.

Additionally, the CVP recognized a divisible and transferable credit in favor of PESA in the amount of U.S.$88.5 million, which does not accrue interest, but could be applied toward acquisition bonds for any new mixed company project for oil exploration and production activities, or licenses for gas exploration and production operations in Venezuela. Once the milestones required for recognition of the credit by PDVSA were reached, as of December 31, 2006, we recorded the credit at its estimated recoverable value of Ps.180 million. As of December 31, 2007, since no projects for which the aforementioned credit was eligible for investment had materialized, our efforts to transfer the credit to third parties had been unsuccessful, and alternative uses of the credit could not be anticipated, we recorded a writedown to reflect the carrying value of such credit at zero.

As of December 31, 2014, the book value of our direct and indirect interest in Venezuelan mixed companies, net of impairment charges, was Ps.2.7 billion. The recoverability of these investments is highly sensitive to crude oil price volatility, to economic, social and regulatory changes in Venezuela and, particularly, to decisions made by the management of the mixed companies. Decreases in crude oil prices, fluctuations in economic conditions, the adoption of more restrictive measures by the Venezuelan government, and decisions by mixed companies to limit the development of reserves could adversely affect the valuation of the recoverability of our investment in these companies and, consequently, our income. As a result of the aforementioned variables, in the years ended December 31, 2014, 2013 and 2012, we recorded writedowns of Ps.1.3 billion, Ps.520 million and Ps.285 million, respectively, related to our assets in Venezuela.

See “Item 4. Information on the Company—Oil and Gas Exploration and Production—Production—Production Outside Argentina—Venezuela” and “Item 3. Key Information—Risk Factors—Factors Relating to Our Business—Our activities may be adversely affected by events in countries in which we do business.”

(4) Commodities Prices

Our results of operations and cash flows are exposed to risks related to the volatility of international prices, mainly crude oil and oil-related product prices.

International prices for crude oil have fluctuated widely in recent years, declining significantly during the second half of 2014. Changes in crude oil prices usually entail changes in the price for oil-related products.

During 2014, the annual average price of WTI reference crude oil was U.S.$93 per barrel, accounting for a 5% decrease compared to 2013. The annual average price of (UK) Brent oil was U.S.$99 per barrel, representing a premium over the WTI price of approximately U.S.$6, the lowest spread since 2010. Average prices during the first quarter of 2015 were U.S.$48.5 per barrel and U.S.$53.9 per barrel of WTI reference crude oil and (UK) Brent oil, respectively, remaining at relatively stable prices compared to December 31, 2014.

See “Item 3. Key Information—Risk Factors—Factors Relating to Our Business—Substantial or extended declines and volatility in the prices of crude oil, oil products and natural gas may have an adverse effect on our results of operations and financial condition and Limitation on local pricing in Argentina may adversely affect our result of operations.”

(5) Oil and Gas Production in Argentina

Oil and gas reserves in Argentina have followed a downward trend in recent years. According to official data from the SE, proved oil and gas reserves dropped by 12% in the 2008-2013 period. In 2014, oil production averaged 532 thousand barrels per day, accounting for a 1.4% decrease compared to 2013. Gas production declined 0.5% in the same period to an average of 113.7 million cubic meters per day.

Within this context, our oil and gas reserves in Argentina increased by 6% in 2014. Our equivalent production dropped by 10% in 2014, mainly due to the sale of our interest in the Puesto Hernández area and the natural decline of mature fields in Argentina.

The Company’s business plan provides for exploration investments in Argentina.

Due to risks inherent in exploration activities, our management cannot assure you that this downward trend in our Argentine reserves will be reversed.

(6) Operations in Ecuador

As from 2006, the Ecuadorian government introduced sweeping tax and regulatory reforms in the hydrocarbon sector which resulted in significant changes to the terms and conditions set forth at the time of execution of the participation agreements.

See “Item 4. Information on the Company—Oil and Gas Exploration and Production—Production—Production Outside Argentina—Ecuador” and “Item 3. Key Information—Risk Factors—Factors Relating to Our Business—Our activities may be adversely affected by events in countries in which we do business.”

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

In 2013, the Province of Chubut approved a ten-year extension of the concession agreement for the El Tordillo and La Tapera-Puesto Quiroga areas.

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

On December 30, 2014, the legislature of the Province of Rio Negro ratified the agreement entered into with the government of the Province of Rio Negro to extend for an additional 10-year term our concessions in 25 de Mayo-Medanito S.E., Jagüel de los Machos and Río Neuquén production fields. We operate those three areas and hold a 100% stake in the 25 de Mayo-Medanito S.E. and Jagüel de los Machos production fields. As part of our agreement to extend our concessions, we agreed to transfer 5% of the rights and obligations arising from our concession in Rio Neuquén field to Empresa de Desarrollo Hidrocarburífero Provincial S.A. (EDHIPSA). As of the date of this Annual Report the transfer is still to be implemented.

On December 30, 2014, the legislature of the Province of Rio Negro also ratified its agreement with PELSA (as operator of the relevant area), to extend our concession in the Entre Lomas field for an additional 10 years.

On March 4, 2015, the Secretary of Energy of the Province of Salta granted us by Resolution 07/2015 an extension of the second exploration period of the Chirete concession area for a period of two years from the current expiration date. On March 19, 2015, the Board of Directors approved the transfer of a 50% stake in the Chirete area to the High Luck Group. The agreement is subject to approval by the authorities of the Province of Salta before it becomes effective.

On March 30, 2015, our Board of Directors approved the sale to CGC of our entire interest in the Austral Basin in Argentina, which includes our interest in the UTEs in Santa Cruz I, Santa Cruz I Oeste, Glencross and Estancia Chiripá, our assets associated with Santa Cruz II, Punta Loyola Pier and oil and gas pipelines operated in the basin, for a total price of U.S.$101 million and recognized income before income tax of Ps.674 million. The relevant concessions cover an area of 11,500 km2 and are located in the Province of Santa Cruz. Prior to transferring our interest in the concessions, our share of the Austral Basin’s daily combined oil and gas production was approximately 15,000 barrels of oil equivalent per day.

(8) Divestment of Distrilec

On January 30, 2013, we sold our 48.5% indirect interest in Distrilec, Edesur’s parent company, for U.S.$35 million and recorded a loss of P$34 million on that investment (see Note 17.1.1 to the Audited Consolidated Financial Statement).

DISCUSSION OF RESULTS

The table below presents our selected consolidated financial data for the fiscal years indicated.

	For the year Ended December 31,
	2014	2013	2012
	(in millions of pesos)
IFRS Summary Financial Data:
Sales	20,738	15,340	12,765
Cost of sales	(14,490)	(11,260)	(9,619)

Gross profit	6,248	4,080	3,146
Administrative and selling expenses	(2,416)	(1,797)	(1,430)
Exploration expenses	(70)	(82)	(212)
Other operating expenses, net	(779)	(571)	(121)
Share of net loss of equity accounted investments	(1,735)	(279)	(148)

Operating income	1,248	1,351	1,235
Financial results	72	53	(70)

Income before income tax	1,320	1,404	1,165
Income tax	(742)	(552)	(492)

Net income	578	852	673

Net income attributable to:
Shareholders of the Company	458	779	618
Non-controlling interest	120	73	55

Total	578	852	673

The following tables set out sales, gross profit (loss) and operating income for each of our business segments for the years ended December 31, 2014, 2013 and 2012. Sales eliminations relate to intersegment sales. Gross profit eliminations relate to adjustments to intersegment sales and costs associated with such sales. Intersegment transactions are made at market prices.

The business segment year-to-year comparisons that follow include intersegment sales.

	For the year ended December 31,
	2014	2013	2012
	(in millions of pesos)
Sales (1)
Oil and Gas Exploration and Production	10,553	7,838	6,113
Refining and Distribution	11,476	8,146	6,957
Petrochemicals	4,436	3,348	2,907
Gas and Energy (2)	3,487	2,704	2,522
Corporate, Other and Eliminations	(9,214)	(6,696)	(5,734)

Total	20,738	15,340	12,765

Gross Profit (loss) (3)
Oil and Gas Exploration and Production	3,534	2,337	1,867
Refining and Distribution	1,308	794	573
Petrochemicals	810	521	224
Gas and Energy (2)	691	486	433
Corporate, Other and Eliminations	(95)	(58)	49

Total	6,248	4,080	3,146

	For the year ended December 31,
	2014	2013	2012
	(in millions of pesos)
Operating Income
Oil and Gas Exploration and Production	735	1,342	1,072
Refining and Distribution	412	216	12
Petrochemicals	505	306	152
Gas and Energy (2)	557	398	548
Corporate, Other and Eliminations	(961)	(911)	(549)

Total	1,248	1,351	1,235

(1)	Royalties with respect to the oil and gas business in Argentina are accounted for as a cost of production and are not deducted in determining sales.
(2)	This segment includes Electricity and Gas Transportation.
(3)	Sales less cost of sales.

YEAR ENDED DECEMBER 31, 2014 COMPARED TO YEAR ENDED DECEMBER 31, 2013

Net income attributable to shareholders of the Company: Net income attributable to our shareholders decreased by Ps.321 million, or 41%, to Ps.458 million in 2014 from Ps.779 million in 2013. This decrease was primarily the result of losses resulting from our share of net loss of equity accounted investments, partially offset by an increase in gross profit.

Sales: Sales increased by Ps.5.4 billion, or 35.2%, to Ps.20.7 billion from Ps.15.3 billion in 2013. We recorded increases of Ps.2.7 billion, Ps.3.3 billion, Ps.1.1 billion and Ps.0.8 billion in sales in our Oil and Gas Exploration and Production, Refining and Distribution, Petrochemicals, and Gas and Energy business segments, respectively. Inter-segment sales totaled Ps.9.2 billion in 2014 and Ps.6.7 billion in 2013. Most of these inter-segment sales were attributable to the Oil and Gas Exploration and Production, Refining and Distribution and Gas and Energy business segments.

Gross profit: Gross profit for 2014 increased by Ps.2.2 billion, or 53.1%, to Ps.6.2 billion from Ps.4.1 billion in 2013. We recorded increases of Ps.1,197 million, Ps.514 million and Ps.289 million in the gross profit of our Oil and Gas Exploration and Production, Refining and Distribution and Petrochemicals business segments, respectively.

Administrative and selling expenses: Administrative and selling expenses increased by Ps.619 million, or 34.4%, to Ps.2.4 billion from Ps.1.8 billion in 2013. We recorded increases of Ps.236 million, Ps.170 million and Ps.61 million in the administrative and selling expenses of our Refining and Distribution, Oil and Gas Exploration and Production and Petrochemicals business segments, respectively.

Exploration expenses: Exploration expenses totaled Ps.70 million in 2014 and Ps.82 million in 2013, representing a decrease of Ps.12 million, or 14.6%. The decrease is attributable to the incurrence of lower expenses for unsuccessful wells. See “—Analysis of Operating Income by Business Segment—Oil and Gas Exploration and Production.”

Other operating expenses, net: Other operating expenses, net increased by Ps.208 million, or 36.4%, and totaled Ps.779 million and Ps.571 million in 2014 and 2013, respectively. Other operating expenses, net of the Oil and Gas Exploration and Production segment, accounted for Ps.152 million of the increase.

Share of net loss of equity accounted investments: Our share of net losses of equity accounted investments increased by Ps.1.5 billion, to Ps.1.7 billion from Ps.0.3 billion in 2013, mainly attributable to an increased loss of Ps.1.5 billion in the Oil and Gas Exploration and Production business segment, caused by higher losses attributable to impairment charges (Ps.1.0 billion) and only partially offset by an improvement of Ps.53 million in the Refining and Distribution business segment. See “—Analysis of Share of Net Loss of Equity Accounted Investments.”

Operating income: Operating income decreased by Ps.103 million, or 7.6%, to Ps.1.2 billion from Ps.1.3 billion in 2013. This variation is mainly attributable to a decrease in the operating income of our Oil and Gas Exploration and Production business segment of Ps.0.6 billion in 2014, which was partially offset by increases of Ps.0.2 billion, Ps.0.2 billion and Ps.0.1 billion in the operating income of our Refining and Distribution, Petrochemicals and Gas and Energy business segments, respectively. See “—Analysis of Operating Income by Business Segment—Oil and Gas Exploration and Production.”

Financial results: Financial income accounted for a gain of Ps.72 million in 2014 compared to Ps.53 million in 2013. This 35.8% increase was mainly the result of the effect of the depreciation of the Argentine peso against the U.S. dollar on our net monetary asset position in foreign currency.

Income tax: Income tax charges for 2014 and 2013 totaled Ps.742 million and Ps.552 million, respectively. The 34.4% increase in tax charges was mainly due to the impairment of our investment in OCP, which was not deductible for tax purposes. This accounted for an increase in the effective income tax rate.

PESA’s business is mainly focused on the energy sector, through activities relating to oil and gas exploration and production, refining and distribution, petrochemicals and gas and energy. Assets and operating losses grouped under Corporate, Other and Eliminations, expenses not attributable to any other operating segment and intercompany eliminations are collectively shown. Corporate, Other and Eliminations includes expenses such as management fees, taxes on financial transactions, financial liability interests and income taxes, which are incurred by us in the ordinary course of operations.

ANALYSIS OF OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

Operating income: Operating income for the Oil and Gas Exploration and Production business segment decreased by Ps.607 million, or 45%, to Ps.0.7 billion from Ps.1.3 billion in 2013, mainly as a result of losses resulting from our share of net loss of equity accounted investments.

Sales: Sales for this business segment increased by Ps.2.7 billion, or 34.6%, to Ps.10.6 billion from Ps.7.8 billion in 2013.

Argentina

Sales in Argentina grew by Ps.2.7 billion, or 35.5%, to Ps.10.4 billion in 2014 from Ps.7.6 billion in 2013, primarily as a result of a 50% improvement in average sales prices, partially offset by a 9.7% decrease in total combined daily sales volumes of oil and gas, which averaged 77.7 thousand barrels of oil equivalent per day in 2014, compared to 86.1 thousand barrels per day in 2013.

Our total combined daily sales volumes decreased because of lower crude oil production, which was mainly attributable to the sale of our interest in the Puesto Hernández Joint Venture (UTE) in January 2014, the natural decline of mature fields and weather conditions that adversely affected production in 2014. These effects were partially offset by the start of production of new wells in the Medanito, Jagüel de los Machos and Estancia Agua Fresca fields.

Crude oil sales rose Ps.1.8 billion, or 28.5%, to Ps.8.3 billion from Ps.6.4 billion in 2013, mainly due to a 54.4% increase in average sales price to Ps.616 per barrel from Ps.399 per barrel in 2013, based on the increase in domestic prices permitted by Resolution No. 35/13. Sales volumes, however, totaled 36.7 thousand barrels per day in 2014 compared to 44.1 thousand barrels per day in 2013.

Gas sales rose Ps.861 million, or 74.2%, to Ps.2.0 billion from Ps.1.2 billion in 2013, primarily due to a 78.1% increase in average sales price to Ps.22.5 per thousand cubic feet from Ps.12.6 per thousand cubic feet in 2013, mainly attributable to greater production of non-conventional gas, sold at higher prices under applicable regulations in the Neuquén Basin. Average daily gas sales volumes were 246.1 million cubic feet and 251.7 million cubic feet in 2014 and 2013, respectively. Commencing production at our non-conventional gas wells in the Neuquén Basin allowed us to offset, in part, the natural decline of mature fields and the negative effects caused by weather conditions.

Outside of Argentina

Total sales for operations outside of Argentina increased by Ps.3 million, or 1.6%, to Ps.192 million from Ps.189 million, mainly attributable to operations in Bolivia.

Gross profit: Gross profit for this business segment increased by Ps.1.2 billion, or 51.2%, to Ps.3.5 billion in 2014 from Ps.2.3 billion in 2013. Our margin on sales was 33.9% and 29.8% in 2014 and 2013, respectively, mainly derived from operations in Argentina.

In 2014, gross profit attributable to operations in Argentina increased by Ps.1.2 billion, or 53.4%, to Ps.3.5 billion from Ps.2.3 billion, and margin on sales increased to 33.3% in 2014 compared to 29.4% in 2013, mainly due to the increase in sales prices, partially offset by increased production costs and lower sales volumes.

Gross profit for operations outside of Argentina decreased by Ps.5 million, or 5.9%, to Ps.80 million in 2014 from Ps.85 million in 2013, with a gross margin on sales of 41.7% and 45% in 2014 and 2013, respectively.

Administrative and selling expenses: Administrative and selling expenses increased by Ps.170 million, or 48.6%, to Ps.520 million in 2014 from Ps.350 million in 2013. This increase is mainly attributable to higher sales tax charges and transportation expenses derived from increased sales in 2014.

Exploration expenses: Exploration expenses decreased by Ps.12 million, or 14%, to Ps.70 million in 2014 from Ps.82 million in 2013. In 2014, these expenses were related to geological and geophysical survey expenses and the abandonment of on-shore exploration wells and the decrease was primarily a result of lower expenses for unsuccessful wells of Ps.11 million in 2014 compared to Ps.27 million in 2013.

Other operating expenses, net: Other operating expenses, net accounted for losses of Ps.379 million in 2014 compared to Ps.227 million in 2013. This increase was mainly attributable to higher environmental remediation expenses of Ps.166 million primarily as a consequence of the extension of concessions in Río Negro and impairment charges on fields in Bolivia of Ps.94 million, which were partially offset by a Ps.181 million gain derived from the sale of the Puesto Hernández Joint Venture (UTE).

Share of net loss of equity accounted investments: Our share of net loss of equity accounted investments was Ps.1.8 billion in 2014 compared to Ps.0.3 billion in 2013, mainly as a result of higher losses from impairment charges in mixed companies in Venezuela totaling Ps.1.4 billion in 2014 compared to Ps.0.4 billion in 2013.

Refining and Distribution

Operating income: Operating income for this business segment increased by Ps.196 million, or 90.7%, to Ps.412 million in 2014 from Ps.216 million in 2013, mainly as a result of an improvement in sales prices which more than offset the rise in production costs.

Sales: Sales for this business segment increased by Ps.3.3 billion, or 40.9%, to Ps.11.5 billion in 2014 from Ps.8.1 billion in 2013, mainly as a result of the increase in average sales prices for refined products and crude oil.

Sales volumes of crude oil totaled 220 thousand cubic meters in 2014 compared to 284 thousand cubic meters in 2013.

In 2014, Bahía Blanca Refinery processed an average of 27,068 oil barrels per day, accounting for 88.7% of its installed capacity. Processed volumes were 5.8% lower than in 2013, mainly due to the scheduled shutdowns for maintenance works performed during 2014. Our inventory management policy allowed us to meet demand in spite of the lower volumes processed.

Total sales volumes of refined products decreased by 105 thousand cubic meters, or 5.3%, to 1,857 thousand cubic meters in 2014 from 1,962 thousand cubic meters in 2013, in line with lower demand in 2014.

In 2014, sales volumes of diesel oil, gasoline, fuel oil, and IFO and other oil-related products totaled 784 thousand cubic meters, 491 thousand cubic meters, 394 thousand cubic meters and 188 thousand cubic meters, respectively.

In comparison, in 2013, sales volumes of diesel oil, gasoline, fuel oil, and IFO and other oil-related products totaled 782 thousand cubic meters, 554 thousand cubic meters, 480 thousand cubic meters and 146 thousand cubic meters, respectively.

Gross profit: Gross profit for this business segment increased by Ps.0.5 billion, or 64.7%, to Ps.1.3 billion in 2014 from Ps.0.8 billion in 2013, primarily due to an improvement in sales prices which more than offset the rise in production costs. As a result, margin on sales rose to 11.4% in 2014 from 9.7% in 2013.

Administrative and selling expenses: Administrative and selling expenses increased by Ps.236 million, or 32.4%, to Ps.964 million in 2014 from Ps.728 million in 2013, mainly as a consequence of higher selling expenses, such as maintenance expenses related to our own network of gas stations and taxes, associated with increased sales in 2014.

Other operating income (expenses), net: We incurred other operating expenses, net of Ps.29 million in 2014 compared to other operating income, net of Ps.106 million in 2013.

Share of net loss of equity accounted investments: Our share of profit of equity accounted investments in this business segment is attributable to our equity interest in Refinor, which accounted for a gain of Ps.97 million in 2014 as compared to a gain of Ps.44 million in 2013. This increase was mainly due to increases in fuel and LPG sales prices. See “—Analysis of Share of Net Loss of Equity Accounted Investments.”

Petrochemicals

Operating income: Operating income for this business segment increased by Ps.199 million, or 65%, to Ps.505 million in 2014 from Ps.306 million in 2013, primarily as a result of an increase in our sales margins.

Sales: Sales for this business segment increased by Ps.1.1 billion, or 32.5%, to Ps.4.4 billion in 2014 from Ps.3.3 billion in 2013, primarily as a consequence of a 45% rise in average sales prices, partially offset by an 8.7% decline in sales volumes.

Styrenic products sales increased by Ps.650 million to Ps.2.9 billion in 2014 from Ps.2.2 billion in 2013, mainly as a consequence of a 49.7% improvement in average sales prices, partially offset by a 13.8% decrease in sales volumes to 169 thousand tons in 2014 from 196.1 thousand tons in 2013.

In 2014, average sales prices in pesos in the styrene, polystyrene and synthetic rubber lines increased approximately 48.3%, 49.6% and 48.1%, compared to 2013, respectively.

Performance of the main styrenic products in 2014 was as follows:

Styrene sales volumes decreased by 18.9% to 71 thousand tons in 2014, mainly due to a decline in exports directed to Chile and Brazil and in domestic market sales.

Polystyrene and Bops (bi-oriented polystyrene) sales volumes totaled 58.4 thousand tons, a volume similar to that recorded in 2013, with 58.8 thousand tons, but with improved margins. The 10% drop in domestic sales was offset by a 51% increase in export sales, with higher margins.

Synthetic rubber sales volumes totaled 39.6 thousand tons, accounting for a 20.3% decline compared to 2013, mainly attributable to a 32% decrease in exports directed to Brazil and an 8% decline in domestic market sales.

Revenues from the catalytic reformer plant operations rose Ps.438 million, or 39.5%, to Ps.1.5 billion in 2014 from Ps.1.1 billion in 2013, mainly as a consequence of a 48.1% improvement in average sales prices, partially offset by a 5.8% decrease in sales volumes to 331.3 thousand tons in 2014 from 352 thousand tons in 2013. This decrease is mainly attributable to lower processed virgin naphtha volumes and reduced consumption of catalytic gasoline.

Gross profit: Gross profit for this business segment increased by Ps.289 million, or 55.5%, to Ps.810 million in 2014 from Ps.521 million in 2013, with a rise in margin on sales from 15.6% to 18.3% in 2014. This improvement is due to the combined effect of a higher average sales prices and an upgrade at Puerto General San Martín Reforming Plant that allowed us to manufacture higher added-value products. During 2014, we set an all-time high in sales volumes of propellant in the domestic market.

Administrative and selling expenses: Administrative and selling expenses for this business segment increased by Ps.61 million, or 39.4%, to Ps.216 million in 2014 from Ps.155 million in 2013, mainly as a consequence of higher selling expenses due to transport costs and taxes associated with increased sales in 2014.

Other operating expenses, net: Other operating expenses, net accounted for losses of Ps.89 million in 2014 and Ps.60 million in 2013. The Ps.29 million increase was mainly due to higher environmental remediation expenses.

Gas and Energy

Operating income: Operating income for this business segment increased by Ps.159 million, or 39.9%, to Ps.557 million in 2014 from Ps.398 million in 2013.

Gross profit: Gross profit for this business segment rose Ps.205 million, or 42.2%, to Ps.691 million in 2014 from Ps.486 million in 2013, mainly due to our electricity generation operations.

Administrative and selling expenses: Administrative and selling expenses increased by Ps.54 million, or 55.1%, to Ps.152 million in 2014 from Ps.98 million in 2013, mainly as a consequence of hydrocarbon marketing and transportation operations, which recorded increased selling expenses due primarily to taxes associated with higher sales in 2014.

Other operating income (expenses), net: We recorded other operating income, net of Ps.20 million in 2014 compared to other operating expenses, net of Ps.3 million in 2013. Our operating expenses in 2013 were mainly due to the adverse effect of a loss of Ps.34 million attributable to the sale of our equity interest in Distrilec.

Share of net loss of equity accounted investments: Share of net loss of equity accounted investments accounted for a loss of Ps.2 million in 2014 compared to a gain of Ps.13 million in 2013. Gains in 2013 were mainly attributable to the impact of the restructuring on the equity interest in CIESA. See “—Analysis of Share of Net Loss of EquityAccounted Investments.”

Electricity Generation

Operating income: Operating income for this business segment increased by Ps.180 million, or 60%, to Ps.480 million in 2014 from Ps.300 million in 2013.

The SE issued Resolution No. 95 in May 2013, which provided for regulatory changes retroactive to February 2013 in the MEM’s method of compensation of generation companies according to their production scale and technology, as well as centralization of contracts in CAMMESA, both of electric power and fuels and related supplies, resulting in lower sales and costs. This change affected the Genelba Combined Cycle and Pichi Picún Leufú Hidroelectric Complex. In May 2014, the SE, through Resolution No. 529, established tariff increases and additional compensation for generation companies, including Genelba, which were applied retroactively to February 2014, resulting in increased operating income.

Sales: Sales for electricity generation increased by Ps.46 million, or 3.4%, to Ps.1.4 billion in 2014, mainly as a result of an improvement in average sales prices (mainly attributable to the implementation of Resolution No. 529), which were partially offset by lower sales volumes. In this respect, sales volumes attributable to the Genelba, Pichi Picún Leufú, Genelba Plus and Ecoenergía power plants were 4,561 Gwh, 832 Gwh, 1,140 Gwh and 104 Gwh, respectively, totaling 6,637 Gwh in 2014 as compared to 7,748 Gwh in 2013. Lower sales volumes in 2014 were due to scheduled shutdowns for major maintenance works at the Genelba and Genelba Plus power plants and lower water supply at the Pichi Picún Leufú Hydroelectric Complex.

The availability factor and the reliability factor of Genelba, Genelba Plus, Pichi Picún Leufú and EcoEnergía power plants reached 99.6%, 99.9%, 100% and 95.2%, respectively. These levels are similar to those recorded in 2013.

Gross profit: In 2014, gross profit for this business segment increased by Ps.193 million, or 57.1%, to Ps.531 million in 2014 from Ps.338 million in 2013 and margin on sales attributable to all power plants rose to 37.6% in 2014 from 24.7% in 2013. The improvement in gross profit for this segment in 2014 was mainly attributable to the above-mentioned regulatory changes in the MEM and, to a lesser extent, to improved delivery by Pichi Picún Leufú power plant and sales under the Energía Plus regulatory framework.

Marketing and Transportation of Gas

Operating income: Operating income for this business segment decreased by Ps.15 million, or 16%, to Ps.79 million in 2014 from Ps.94 million in 2013.

Sales: Sales for this business segment increased by Ps.668 million, or 38.4%, to Ps.2.4 billion in 2014 from Ps.1.7 billion in 2013, mainly as a result of increased revenues from gas sales.

Revenues from gas sales increased by Ps.952 million, or 65.6%, to Ps.2.4 billion in 2014 from Ps.1.5 billion in 2013, mainly due to a 69.9% increase in average sales prices, which results from our sales of increased volumes from the Punta Rosada and El Mangrullo fields encompassed by the Gas Plus program and to an increased share of sales to industries with higher average sales prices. Sales volumes totaled 253.7 million cubic feet in 2014 and 260.3 million cubic feet in 2013. Liquid fuel sales to third parties that totaled Ps. 262 million in 2013, were recorded in 2014 under the Petrochemicals and Refining and Distribution segment due to changes in the allocation of liquid fuel sales.

Gross profit: Gross profit totaled Ps.160 million in 2014 as compared to Ps.148 million in 2013 and margin on sales decreased to 6.6% in 2014 from 8.5% in 2013.

ANALYSIS OF SHARE OF NET LOSS OF EQUITY ACCOUNTED INVESTMENTS

The table below shows our share of profit (loss) of equity accounted investments for 2014 and 2013.

	For the year ended December 31,
	2014	2013
	(in millions of pesos)
CIESA (Gas and Energy)	(6)	10
Mixed companies in Venezuela (Oil and Gas E&P)	(1,385)	(357)
Refinería del Norte S.A. (Refining and Distribution)	97	44
OCP (Oil and Gas E&P)	(464)	19
Others	23	5

Total	(1,735)	(279)

Our share of net loss of equity accounted investments increased by Ps.1.5 billion to Ps.1.8 billion in 2014 from Ps.279 million in 2013, mainly due to an increased loss of Ps.1.5 billion in the Oil and Gas Exploration and Production business segment, which was partially offset by an improvement of Ps.53 million in the Refining and Distribution business segment.

CIESA / TGS: In 2014, we recorded our share of net loss of equity in CIESA as a loss of Ps.6 million. In 2013, we recorded a gain of Ps.10 million for our share of profit of equity in CIESA. This change was mainly attributable to the impact of the restructuring on the equity interest in CIESA in 2013.

Mixed companies in Venezuela: Our share of net losses in mixed companies in Venezuela increased by approximately Ps.1.0 billion to Ps.1.4 billion from Ps.357 million in 2013. This increase is primarily the result of impairment charges of Ps.1.3 billion in 2014 compared to Ps.520 million in 2013.

Refinería del Norte S.A.: Our share of profit of equity in Refinor accounted for a gain of Ps.53 million, to Ps.97 million in 2014 compared to a gain of Ps.44 million in 2013, mainly as a result of an improvement in Refinor’s operating results, principally derived from the increase in average sales prices for refined products.

OCP: As of December 31, 2014, OCP had negative shareholders’ equity. PESA has not committed to make capital contributions or provide financial assistance to OCP; therefore, our equity interest in OCP was valued at zero and we recorded a net loss of Ps.464 million for 2014 after giving effect to the capitalization during 2014 of a credit we held against OCP.

YEAR ENDED DECEMBER 31, 2013 COMPARED TO YEAR ENDED DECEMBER 31, 2012

Net income attributable to shareholders of the Company: Net income attributable to the shareholders of the Company increased by Ps.161 million, or 26.1%, to Ps.779 million in 2013 from Ps.618 million in 2012.

Sales: Sales increased by Ps.2.6 billion, or 20.2%, to Ps.15.3 billion in 2013 from Ps.12.8 billion in 2012. Sales increased by Ps.1.7 billion, Ps.1.2 billion, Ps.441 million and Ps.182 million in the Oil and Gas Exploration and Production, Refining and Distribution, Petrochemicals, and Gas and Energy business segments, respectively. Intercompany sales totaled Ps.6.7 billion in 2013 and Ps.5.7 billion in 2012.

Gross profit: Gross profit for 2013 increased by Ps.934 million, or 29.7%, to Ps.4.1 billion from Ps.3.1 billion in 2012. Gross profit increased by Ps.470 million, Ps.297 million, Ps.221 million and Ps.53 million in the Oil and Gas Exploration and Production, Petrochemicals, Refining and Distribution, and Gas and Energy business segments, respectively.

Administrative and selling expenses: Administrative and selling expenses increased by Ps.367 million, or 25.7%, to Ps.1.8 billion in 2013 from Ps.1.4 billion in 2012, mainly as a consequence of increases of Ps.143 million, Ps.87 million and Ps.45 million in the Refining and Distribution, Oil and Gas Exploration and Production and Petrochemicals business segments, respectively.

Exploration expenses: Exploration expenses totaled Ps.82 million in 2013 and Ps.212 million in 2012 and are attributable to operations in Argentina. Expenses for both fiscal years are attributable to abandonment of on-shore wells. See “—Analysis of Operating Income by Business Segment—Oil and Gas Exploration and Production.”

Other operating expenses, net: Other operating expenses, net, totaled Ps.571 million and Ps.121 million in 2013 and 2012, respectively.

Other operating expenses for 2013 included losses of Ps.118 million attributable to the plant shutdown in 2013 and a loss of Ps.34 million as a result of the sale of Edesur’s shares in the first quarter of 2013. Other operating expenses for 2012 included a gain of Ps.221 million attributable to CIESA’s debt restructuring.

Share of net loss of equity accounted investments: Our share of net loss of equity accounted investments increased by Ps.131 million in 2013, to Ps.279 million in 2013 from Ps.148 million in 2012, mainly attributable to an increased loss of 210 in the Oil and Gas Exploration and Production business segment, only partially offset by improvements of Ps.46 million and Ps.33 million in the Gas and Energy and Refining and Distribution business segments, respectively. See “—Analysis of Share of Net Loss of Equity Accounted Investments.”

Operating income: Operating income increased by Ps.116 million in 2013 to Ps.1.4 billion, from Ps.1.2 billion in 2012. Operating income increased by Ps.270 million, Ps.204 million and Ps.154 million in the Oil and Gas Exploration and Production, Refining and Distribution and Petrochemicals business segments, respectively, and declined by Ps.150 million in 2013 for the Gas and Energy business segment.

Financial results: Financial results accounted for a gain of Ps.53 million in 2013 compared to a loss of Ps.70 million in 2012. This improvement is basically attributable to improved performance of financial assets, with a net monetary asset position in foreign currency, and, to a lesser extent, a lower financial debt burden as a consequence of the Company’s debt reduction policy.

Income tax: Income tax charges totaled Ps.552 million and Ps.492 million in 2013 and 2012, respectively, consistent with an improvement in our results of operations in 2013.

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

ANALYSIS OF OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

Operating income: Operating income for the Oil and Gas Exploration and Production business segment increased by Ps.270 million, or 25.2%, to Ps.1.3 billion from Ps.1.1 billion in 2012.

Sales: Sales increased by Ps.1.7 billion, or 28.2%, to Ps.7.8 billion in 2013 from Ps.6.1 billion in 2012, mainly due to the improvement recorded in our results of operations in Argentina for 2013.

Argentina

Sales attributable to our operations in Argentina increased by Ps.1.7 billion, or 28.7%, to Ps.7.6 billion in 2013 from Ps.5.9 billion in 2012.

Consolidation of PELSA’s operations as from June 1, 2012 resulted in the recognition of sales of Ps.1.7 billion in 2013 and Ps.869 million in 2012. Excluding these effects, oil and gas sales increased by Ps.867 million to Ps.6 billion from Ps.5.1 billion, mainly as a result of a 29.5% rise in average sales prices. The combined daily sales volumes of oil and gas, however, decreased by 8.9%, averaging 86.1 thousand boes per day.

Lower production of both oil and gas is primarily attributable to the natural decline of mature fields. This effect was partially offset by an increase in production volumes derived from new wells in Medanito and Jagüel de los Machos.

Crude oil sales rose Ps.681 million, or 16.1%, to Ps.4.9 billion from Ps.4.2 billion in 2012, mainly due to a 24% increase in the average sales price (driven by increases in domestic prices) to Ps.392 per barrel from Ps.316 per barrel. Sales volumes totaled 34.2 thousand barrels per day in 2013, compared to 36.4 thousand barrels per day in 2012.

Gas sales rose Ps.209 million, or 25.1%, to Ps.1 billion from Ps.832 million, primarily due to a 41.5% increase in the sales price to Ps.12.2 per thousand cubic feet from Ps.8.6 per thousand cubic feet, mainly due to recognition of a higher price (under the Gas Plus program) sold from the Neuquén Basin to industries and trading companies. Daily gas sales volumes totaled 234.1 million cubic feet and 264.1 million cubic feet in 2013 and 2012, respectively.

Outside of Argentina

Total sales volumes for operations outside of Argentina increased by Ps.17 million, or 9.9%, to Ps.189 million in 2013 from Ps.172 million in 2012, mainly attributable to operations in Bolivia and Mexico.

Gross profit: Gross profit increased by Ps.470 million, or 25.2%, to Ps.2.3 billion in 2013 from Ps.1.9 billion in 2012. Our margin on sales was 29.8% and 30.5% in 2013 and 2012, respectively.

Consolidation of PELSA’s operations accounted for a gross profit of Ps.642 million in 2013 and Ps.355 million in 2012. Excluding these effects, gross profit rose Ps.183 million to Ps.1.7 billion from Ps.1.5 billion and margin on sales decreased to 27.6% in 2013 from 28.8% in 2012, mainly due to operations in Argentina.

In 2013, gross profit attributable to operations in Argentina increased Ps.173 million, or 12%, to Ps.1.6 billion from Ps.1.4 billion, although margin on sales declined to 27% in 2013 from 28.3% in 2012, mainly due to increased production costs and lower sales volumes, which were mitigated by the partial recovery of sales prices.

Gross profit for operations outside of Argentina rose Ps.17 million, or 9.9%, to Ps.85 million from Ps.75 million, with a gross margin on sales of 45% and 43.6%, respectively.

Administrative and selling expenses: Administrative and selling expenses increased by Ps.87 million, or 33% to Ps.350 million in 2013 from Ps.263 million in 2012, mainly as a consequence of consolidation of PELSA’s operations, which accounted for Ps.128 million and Ps.61 million in 2013 and 2012, respectively.

Exploration expenses: Exploration expenses decreased Ps.130 million, or 61%, to Ps.82 million in 2013 from Ps.212 million in 2012, as a result of higher expenses for abandonment of on-shore exploration wells in 2012. Expenses for unsuccessful wells totaled Ps.27 million in 2013 compared to Ps.168 million in 2012.

Other operating expenses, net: Other operating expenses, net, totaled Ps.227 million and Ps.194 million in 2013 and 2012, respectively.

Share of net loss of equity accounted investments: Our share of net loss of equity accounted investments totaled Ps.336 million in 2013 and Ps.126 million in 2012, mainly derived from investments in Mixed Companies in Venezuela. See “—Analysis of Share of Net Loss of Equity Accounted Investments.”

As from June 1, 2012 we acquired the control of PELSA. Until May 31, 2012 we recognized equity in the earnings of PELSA by applying the equity method of accounting, with a gain of Ps.26 million in the five-month period ended May 31, 2012.

Refining and Distribution

Operating income: Operating income increased by Ps.204 million, to Ps.216 million in 2013 from Ps.12 million in 2012.

Sales: Sales increased by Ps.1.2 billion, or 17.1%, to Ps.8.1 billion in 2013 from Ps.7.0 billion in 2012, mainly as a consequence of an increase in average sales prices of about 26% in refined products, partially offset by lower sales volumes of crude oil.

In 2013, the Bahía Blanca Refinery processed 28,730 oil barrels per day, accounting for a 94.2% of its installed capacity, in line with the 28,722 barrel-per-day volume processed in 2012.

Crude oil sales to third parties dropped by Ps.224 million, or 25.8%, to Ps.702 million in 2013 from Ps.946 million in 2012, mainly due to a decline in volumes sold.

Volumes of refined products sold totaled 1,962 thousand cubic meters in 2013 and 1,992 thousand cubic meters in 2012.

In 2013, sales volumes of diesel, gasoline, fuel oil, and IFO and other oil-related products totaled 782 thousand cubic meters, 554 thousand cubic meters, 480 thousand cubic meters and 146 thousand cubic meters, respectively, compared to 791 thousand cubic meters, 547 thousand cubic meters, 461 thousand cubic meters and 194 thousand cubic meters, respectively, in 2012.

Gross profit: Gross profit increased by Ps.221 million, or 38.6%, to Ps.794 million in 2013 from Ps.573 million in 2012, primarily due to an improvement in sales prices which more than offset the rise in production costs. As a result, margin on sales rose to 9.7% in 2013 from 8.2% in 2012.

Administrative and selling expenses: Administrative and selling expenses increased by Ps.143 million, or 24%, to Ps.728 million in 2013 from Ps.585 million in 2012, mainly as a consequence of higher selling expenses, basically freights and gross revenue taxes, associated with increased sales in 2013.

Other operating expenses, net: Other operating expenses, net, accounted for gains of Ps.106 million in 2013 and Ps.13 million in 2012.

Share of net loss of equity accounted investments: Earnings resulting from our share of profit of equity accounted investments is attributable to equity interest in Refinor, which accounted for gains of Ps.44 million in 2013 and Ps.11 million in 2012. Volumes of crude oil processed, mainly directed to export markets, rose 12.5%. See “—Analysis of Share of Net Loss of Equity Accounted Investments.”

Petrochemicals

Operating income: Operating income increased by Ps.154 million, to Ps.306 million in 2013 from Ps.152 million in 2012.

Sales: Sales increased by Ps.441 million, or 15.2%, to Ps.3.3 billion in 2013 from Ps.2.9 billion in 2012, primarily as a consequence of a 26% rise in average sales prices, which was partially offset by a decline in sales volumes.

Styrene product sales increased by Ps.345 million to Ps.2.2 billion in 2013 from Ps.1,9 billion in 2012, mainly as a consequence of a 25% improvement in average sales prices. The increase was partially offset by a 5.5% decrease in sales volumes to 196.1 thousand tons in 2013 from 207,6 thousand tons in 2012.

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

b) Propane, propylene and ethylene sales volumes totaled 19.1 thousand tons, accounting for a 25% decrease. This decline is attributable to lower styrene production and consumption of our own propane instead of acquired raw material.

c) Polystyrene and Bops (bi-oriented polystyrene) sales volumes totaled 58.8 thousand tons, accounting for an 11.6% decline attributable to lower production as a consequence of trade union conflicts at the Zárate Plant between March and June 2013. Sales in the domestic market increased 1% as a consequence of the substitution of the Company’s own production with imported products. Imports of polystyrene totaled 12.5 thousand tons and 0.4 thousand tons in 2013 and 2012, respectively.

d) Synthetic rubber sales volumes totaled 49.7 thousand tons, accounting for a 7.1% rise compared to 2012.

Revenues from the catalytic reformer plant operations rose Ps.96 million, or 9.5%, to Ps.1,110 million from Ps.1,014 million in 2012, mainly as a consequence of a 22.1% improvement in the average sales prices, partially offset by a 10.3% decrease in sales volumes to 352 thousand tons in 2013 from 392 thousand tons in 2012. This decline is attributable to reduced raw material availability.

Gross profit: Gross profit increased by Ps.297 million to Ps.521 million in 2013 from Ps.224 million in 2012, with a rise in margin on sales from 7.7% to 15.6% in 2013. This improvement is due to the combined effect of a recovery of average sales prices, an improvement in styrene international spreads and an upgrade at the PGSM Plant that allowed to boost production with increased added value by replacing imported aromatics with the Company’s own production.

Administrative and selling expenses: Administrative and selling expenses increased by Ps.45 million, to Ps.155 million in 2013 from Ps.110 million in 2012, mainly as a consequence of higher selling expenses, basically freights and gross revenue taxes, the latter associated with increased sales in 2013.

Other operating expenses, net: Other operating expenses, net, accounted for a loss of Ps.60 million in 2013 compared to a gain of Ps.38 million in 2012, as a consequence of expenses for plant shutdowns in 2013.

Gas and Energy

Operating income: Operating income for the Gas and Energy business segment (which is comprised of Electricity Generation and Marketing and Transportation of Gas, as discussed below) decreased by Ps.150 million, or 27.4%, to Ps.398 million from Ps.548 million in 2012. Eliminations relating to sales between the Electricity Generation and Marketing and Transportation of Gas segments accounted for Ps.4 million and Ps.(60) million, in 2013 and 2012, respectively.

Gross profit: Gross profit in 2013 increased by Ps.53 million, or 12.2%, to Ps.486 million from Ps.433 million in 2012, mainly in Electricity Generation operations.

Administrative and selling expenses: Administrative and selling expenses increased by Ps.22 million, to Ps.98 million in 2013 from Ps.76 million in 2012, mainly as a consequence of hydrocarbon marketing and transportation operations with increased selling expenses, basically gross revenue taxes, associated with higher sales in 2013.

Other operating expenses, net: Other operating expenses, net, totaled Ps.3 million in 2013 compared to a gain of Ps.224 million in 2012, attributable to a gain of Ps.221 million derived from the restructuring of CIESA’s debt. In 2013, the Company recorded a loss of Ps.34 million from the sale of Edesur’s shares in the first quarter of 2013.

Share of net loss of equity accounted investments: Share of profit of equity accounted investments totaled a gain of Ps.13 million in 2013 compared to a loss of Ps.33 million in 2012. Gains in 2013 are mainly attributable to the impact of the restructuring on the equity interest in CIESA /TGS. See “—Analysis of Share of Net Loss of Equity Accounted Investments.”

During 2012, we recorded a loss of Ps.253 million attributable to a deterioration of Edesur’s operating results, which were adversely affected by an increase in costs. These effects were partially offset by gains attributable to the impact of the restructuring on equity interest in CIESA, resulting in a gain of Ps.165 million deriving from its debt restructuring in July 2012.

Electricity Generation

Operating income: Operating income increased by Ps.42 million, or 16.3%, to Ps.300 million in 2013 from Ps.258 million in 2012.

As from May 2013, retroactive to February 2013, Resolution No. 95 issued by the SE provided for regulatory changes in the MEM’s method of compensation of generation companies according to their production scale and technology. This change affected the Genelba Combined Cycle and Pichi Picún Leufú Hidroelectric Complex.

These regulatory changes generated: (i) an equivalent lower level of sales and costs, and (ii) an improvement in gross profit, derived from the new compensation scheme based on the generator’s production scale, technology and availability.

Sales: Sales decreased by Ps.252 million, or 37%, to Ps.1.3 billion in 2013 from Ps.1.6 billion in 2012, mainly due to the implementation of the above mentioned regulatory changes in the MEM, retroactive to February 2013, which were only partially offset by an increased generation level in Pichi Picún Leufú and Ecoenergía Power Plants.

Genelba Plus sales increased by Ps.61 million, or 13.8%, to Ps.504 million in 2013 from Ps.443 million in 2012, as a consequence of an improvement in average sales prices. Sales volumes were similar in both fiscal years, nearing 1,300 GWh.

Genelba power plant sales decreased by Ps.292 million, or 37%, to Ps.495 million in 2013 from Ps.787 million in 2012. Electricity sales for 2013 dropped 4.8% to 5,258GWh from 5,520 GWh in 2012, principally due to scheduled maintenance works performed in 2013. Within this context, the Genelba power plant’s availability factor and the plant factor were 93% and 95% in 2013 and 99.1% and 95.7% in 2012, respectively.

Sales attributable to HPPL increased by Ps.20 million, or 16.4%, to Ps.142 million in 2013 from Ps.122 million in 2012. Sales volumes rose 22.6% to 1,092 GWh in 2013 from 891 GWh in 2012, partly due to higher water supply in the Comahue Basin in 2013.

Sales attributable to Ecoenergía increased Ps.28 million to Ps.39 million from Ps.11 million in 2012 since the Power Plant operated under the Energía Plus regulatory framework throughout 2013. Sales volumes rose 29 GWh to 97 GWh from 68 GWh in 2012.

Gross profit: In 2013, gross profit increased by Ps.53 million, or 18.6%, to Ps.338 million from Ps.285 million in 2012and margin on sales attributable to all power plants rose to 24.7% in 2013 from 17.6% in 2012. The improvement in 2013 is mainly attributable to the above mentioned regulatory changes in the MEM and, improved delivery by the Pichi Picún Leufú Power Plant and sales under the Energía Plus regulatory framework.

Marketing and Transportation of Gas

Operating income: Operating income decreased Ps.256 million, or 73.1%, to Ps.94 million in 2013 from Ps.350 million in 2012.

Sales: Sales revenues rose Ps.284 million, or 19.5%, to Ps.1.7 billion in 2013 from Ps.1.4 billion in 2012, mainly as a result of increased revenues from gas sales, partially offset by a decline in liquid fuel sales. Gas and LPG brokerage services totaled Ps.27 million in 2013 and Ps.28 million in 2012.

Revenues from gas sales increased by Ps.314 million, or 27.6%, to Ps.1.4 billion from Ps.1.1 billion in 2012, mainly due to a 41.9% increase in average sales prices, partially offset by a decline in sales volumes to 260 thousand cubic feet in 2013 from 289 thousand cubic feet in 2012. The improvement in average sales prices was mainly attributable to increased volumes from Punta Rosada and El Mangrullo field operations performed under the Gas Plus program and to an increased share of sales to industries with higher average sales prices.

Revenues from liquid fuel sales dropped Ps.29 million, or 10%, to Ps.262 million in 2013 from Ps.291 million in 2012, mainly due to a 29.9% decline in sales volumes to 96 thousand tons in 2013 from 137 thousand tons in 2012, as a result of: (i) failure to obtain permits for exports from El Cóndor Plant; (ii) use of part of the Company’s own propane production as input to replace purchases from third parties; (iii) discontinuance of propane sales to industries due to the lack of product availability and (iv) shutdowns for maintenance works at PGSM Plant. These effects were partially offset by an improvement in average sales prices.

Gross profit: Gross profit totaled Ps.148 million in 2013 and gross margin on sales decreased to 8.5% in 2013 from 10.2% in 2012.

ANALYSIS OF SHARE OF NET LOSS OF EQUITY ACCOUNTED INVESTMENTS

The table below shows the Company’s share of profit (loss) of equity accounted investments for 2013 and 2012.

	For the year ended December 31,
	2013	2012
	(in millions of pesos)
CIESA (Gas and Energy)	10	219
Distrilec S.A. (Gas and Energy)	—	(253)
Mixed companies in Venezuela (Oil and Gas E&P)	(357)	(162)
Petrolera Entre Lomas S.A. (Oil and Gas E&P)	—	26
Refinería del Norte S.A. (Refining and Distribution)	44	11
Others	24	11

Total	(279)	(148)

Our share of net loss of equity accounted investments increased by Ps.131 million in 2013, from Ps.148 million in 2012 to Ps.279 million in 2013, mainly as a result of a reduced gain derived from CIESA and greater losses from mixed companies inVenezuela. These effects were partially offset by losses resulting from Distrilec in 2012.

CIESA / TGS: In 2013 and 2012, our share of profit of equity in CIESA accounted for gains of Ps.10 million and Ps.219 million, respectively. The improvement in 2012 was mainly attributable to the positive effects of the restructuring of CIESA’s debt in July 2012, resulting in the recognition of a gain of Ps.165 million.

Distrilec / EDESUR: Our share of net loss of equity in Distrilec accounted for losses of Ps.253 million in 2012, mainly attributable to the deterioration of EDESUR’s operating results, which were adversely affected by an increase in operating costs without a corresponding recognition and passing through of such increased costs to tariffs. In January 30, 2013, we sold our interest in Distrilec.

Mixed companies in Venezuela: Our share of net loss of equity in mixed companies in Venezuela accounted for losses of Ps.357 million and Ps.162 million in 2013 and 2012, respectively, which included writedowns of Ps.520 million and Ps.285 million in 2013 and 2012, respectively.

Refinería del Norte S.A.: Our share of profit of equity in Refinor accounted for a increase in gains of Ps.33 million in 2013, to a gain of Ps.44 million in 2013 from a gain of Ps.11 million in 2012, mainly as a result of an improvement in Refinor’s operating results, principally derived from a 12.5% increase in volumes of crude oil processed, mainly directed to export markets.

PELSA: As of June 1, 2012 the Company acquired control of PELSA. Until May 31, 2012, the Company recognized share of profit of equity in PELSA by applying the equity method of accounting, with gains of Ps.26 million in the five-month period ended May 31, 2012.

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

The following summary provides more information about the critical accounting policies that could have a significant impact on our results and should be read in conjunction with the Notes to our Audited Consolidated Financial Statements. Our accounting policies are more fully described in Notes 2 and 3 to our Audited Consolidated Financial Statements.

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

“Reserves” means oil and gas volumes (in cubic meters of oil equivalent) that are economically producible, in the areas where we operate or have a (direct or indirect) interest and over which we have exploitation rights, including oil and gas volumes related to those service agreements under which we have no ownership rights on the reserves or the hydrocarbons obtained, and those estimated to be produced for the contracting company under service contracts.

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

Impairment of Assets

Property, plant and equipment

As of December 31, 2014, our property, plant and equipment, net of accumulated depletion, amounted to Ps.11.6 billion.

Our management assesses the recoverability of property, plant and equipment items whenever events or changes in circumstances (including significant decreases in the market value of assets, in the prices of the main products we sell or in oil and gas reserves, as well as changes in the regulatory framework for our activities, significant increases in operating expenses, or evidence of obsolescence or physical damage) indicate that the carrying amount may not be recoverable. The book value of property, plant and equipment asset is adjusted down to its recoverable value if its carrying amount exceeds the latter.

From a regulatory standpoint, recoverable value is defined as the higher of (i) fair value less costs of disposal and (ii) value in use, the latter being defined as the addition of the discounted expected net cash flows that arise as a direct result of the use and eventual final disposition of the assets. To such end, among other elements, the assumptions that represent the best estimate made by management of the economic conditions that will prevail throughout the useful life of the assets are considered.

For the purpose of assessing recoverability of non-financial assets, assets are grouped at the lowest levels for which there are individually identifiable cash flows (cash generating units). For this purpose, each associate and joint venture is considered a cash generating unit.

The methodology used for estimating the recoverable amount of assets mainly consists of determining the value in use.

Discount rates used to calculate the value in use are the respective weighted average cost of capital (“WACC”). For each asset or cash generating unit, a specific WACC is determined that considers the business segment and the country conditions where the operations are performed.

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

As of December 31, 2014 and 2013, we recognized impairment charges of Ps. 97 million and Ps.11 million, respectively, on property, plant and equipment.

As of December 31, 2012, we did not recognize any impairment charge on property, plant and equipment.

Equity accounted investments

The recoverability of investments is highly sensitive to crude oil price volatility, to economic, social and regulatory changes and, particularly, to resulting business plans. In determining the recoverable value of our investments, we use our management’s best assumptions regarding prices based on business plans, production curves, transaction costs at market value and investment needs to develop reserves for equity accounted investments. Discount rates used to measure recoverable value consider the type of asset involved, the business segment and the country where operations are conducted. Our estimates are inherently imprecise because they reflect our management’s expectation of future conditions that are often outside our management’s control.

In 2014, 2013 and 2012, we recognized impairment charges for our equity accounted investments in mixed companies in Venezuela totaling Ps.1,342 million, Ps.520 million and Ps.285 million, respectively. Additionally, in 2014, we recognized impairment charges of Ps.464 million for our equity accounted investment in OCP.

Successful Efforts Method of Accounting and Well Abandonment Liabilities

We use the successful efforts method of accounting for our oil and gas exploration and production activities. This method involves the capitalization of: (i) the cost of acquiring properties in oil and gas exploration and production areas: (ii) the cost of drilling and equipping exploratory wells that result in the discovery of commercially recoverable reserves; (iii) the cost of drilling and equipping development wells; and (iv) the estimated future costs of well abandonment and restoration.

According to the successful efforts method of accounting, exploration costs, excluding exploratory well costs, are expensed during the period in which they are incurred. Drilling costs of exploratory wells are capitalized until a determination is made on whether the drilling resulted in proved reserves that justify the commercial development. If reserves are not found, such drilling costs are expensed. Occasionally, we may determine the existence of oil and gas reserves in an exploratory well, but the reserves cannot be classified as proved because drilling is complete. In those cases, such costs continue to be capitalized insofar as it is determined that sufficient reserves exist to warrant the well’s completion as a production well and we are making sufficient progress in evaluating the economic and operating feasibility of the project. Expenses for unsuccessful wells totaled Ps.11 million, Ps.27 million and Ps.168 million in 2014, 2013 and 2012, respectively. As of December 31, 2014, we maintained capitalized exploratory well costs amounting to Ps.617 million.

Estimated future well abandonment and restoration costs in hydrocarbons areas, discounted at a current rate, are capitalized in the cost of the assets and depreciated using the units of production method. Additionally, a liability at the estimated value of the discounted amounts payable is recognized. Well abandonment liabilities when operations cease give rise to the estimation of quantity of wells, time and amount of abandonment costs by our management. Technology costs and political, environmental and safety considerations constantly change and may result in differences between actual future costs and estimates.

Contingencies

We are subject to various claims, lawsuits and other legal proceedings that arise during the ordinary course of our business. Our liabilities with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, our management reviews the status of each contingency and assesses the potential financial liabilities, for which it develops estimates with the assistance of legal advisors.

Contingencies include outstanding lawsuits or claims for possible damages caused to third parties in the ordinary course of our business, as well as third party claims arising from disputes concerning the interpretation of legislation.

We evaluate whether there would be additional expenses directly associated with the ultimate resolution of each contingency, which are to be included in a provision if they are reasonably estimable. If the assessment indicates that a potential loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Changes in the facts or circumstances related to these types of contingencies, as well as the future outcome of these disputes, can have a significant effect on the amount of provisions for contingencies recorded. As of December 31, 2014, contingent liabilities in our financial statements (including current and non-current) amounted to Ps.321 million.

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

Liabilities related to future remediation costs are recorded when, on the basis of environmental assessments, it is probable that such liabilities will materialize, and costs can be reasonably estimated. The actual recognition and amount of these provisions are generally based on our commitment to an action plan, such as an approved remediation plan or the sale or disposal of an asset. The provision is recognized on the basis that a future remediation commitment will be required.

We measure liabilities based on our best estimation of the present value of future costs, using currently available technology and applying current environmental laws and regulations as well as our own internal environmental policies.

Changes in the facts or circumstances related to these types of liabilities may give rise to differences between actual future costs and estimates. As of December 31, 2014, reserves for environmental remediation (including current and non-current) amounted to Ps.343 million.

Employee defined benefits

Actuarial commitments to employee benefit plans are recognized as liabilities in the statement of financial position based on actuarial estimates revised annually by an independent actuary, using the projected unit credit method. The present value of pension plan obligations depends on multiple factors that are determined according to actuarial estimates which are revised annually by an independent actuary, net of the fair value of the plan assets, when applicable. To such effect, certain assumptions are used including the discount rate and wage growth rate assumptions.

Changes in assumptions related to these types of liabilities may give rise to differences between actual future costs and estimates. As of December 31, 2014, related benefit liabilities amounted to Ps.438 million.

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

Pursuant to these strategic guidelines, we seek to:

•	Design a capital structure consistent with industry standards adaptable to the financial markets in which we operate;

•	Maintain a liquidity level—invested in financial assets with high credit quality—that allows us to meet our obligations;

•	Maintain a debt maturity profile consistent with projected cash generation; and

•	Efficiently manage borrowing costs.

Adhering to these guidelines enables us to treat financial management as a key element in the value-creation process.

Financial management highlights for the 2014 fiscal year include:

•	Full compliance with all financial liabilities, maintaining our level of indebtedness at approximately U.S.$300 million; and

•	Continued implementation of our capital expenditures plan.

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

Analysis of Liquidity and Capital Resources

The table below reflects our statements of cash flow for the fiscal years ended December 31, 2014, 2013 and 2012 under IFRS. Amounts are stated in millions of pesos.

	For the year ended December 31,
	2014	2013	2012
Cash and cash equivalents at the beginning of the year	1,193	1,260	1,192
Net cash provided by operations	4,646	2,778	2,902
Net cash used in investing activities	(3,430)	(1,850)	(2,579)
Net cash used in financing activities	(412)	(1,173)	(312)
Effect of exchange rate changes on cash	281	178	57

Cash and cash equivalents at the end of the year	2,278	1,193	1,260

Cash

As of December 31, 2014, 2013 and 2012, cash and cash equivalents were Ps.2.3 billion, Ps.1.2 billion and Ps.1.3 billion, respectively.

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

Subsequently, during April and May 2012, Resolution Nos. 142/12 and 231/12 issued by the Ministry of Economy, and Communication “A” 5300 issued by the Central Bank provided for a reduction in the period of time during which the exchange into local currency of all foreign exchange proceeds from exports must be performed. See “Item 3. Key Information—Risk Factors—Factors Relating to Argentina—Government intervention in the Argentine economy could adversely affect our results of operations or financial condition,” “Item 3. Key Information—Exchange Rates,” “Item 3. Key Information—Exchange Controls” and “Item 5. Operating and Financial Review and Prospects—Description of Indebtedness.”

Operating Activities

Net cash provided by operations totaled Ps.4.7 billion in 2014, Ps.2.8 billion in 2013 and Ps.2.9 billion in 2012.

Net cash provided by operations increased by Ps.1.9 billion, or 67.2%, to Ps.4.6 billion in 2014 from Ps.2.8 billion in 2013, mainly as a result of improved gross profit in 2014, partially offset by increased selling expenses in line with the rise in sales.

Net cash provided by operations decreased by Ps.124 million, or 4.3%, to Ps.2.8 billion in 2013, from Ps.2.9 billion in 2012, mainly as a result of increased plant shutdowns and environmental remediation expenses.

Investing Activities

Net cash used in investing activities totaled Ps.3.4 billion in 2014, Ps.1.8 billion in 2013 and Ps.2.6 billion in 2012, as detailed in the table below. Amounts are stated in million of pesos:

	2014	2013	2012
Divestments	373	605	108
Capital expenditures	(3,853)	(2,524)	(2,999)
CIESA’s debt restructuring	—	—	195
Other	50	69	117

Net cash used in investing activities	(3,430)	(1,850)	(2,579)

The Ps.1,280 million increase in cash used in investing activities in 2014 was mainly due to higher capital expenditures and decreased cash from divestments.

The Ps.729 million decrease in cash used in investing activities in 2013 was mainly due to reduced capital expenditures and increased cash from divestments.

In 2012, CIESA’s financial debt restructuring process was successfully completed and generated Ps.195 million of cash.

The table below reflects total capital expenditures, net of divestments, in millions of pesos:

	2014	2013	2012
– Oil and Gas Exploration and Production	3,460	2,237	2,725
– Refining and Distribution	188	166	192
– Petrochemicals	73	101	60
– Gas and Energy	97	6	14
– Corporate, Other and Eliminations	35	14	8

Total capital expenditures	3,853	2,524	2,999
– Divestments	(373)	(605)	(108)

Total net capital expenditures	3,480	1,919	2,891

Oil and Gas Exploration and Production

Capital expenditures in the Oil and Gas Exploration and Production business segment totaled Ps.3.5 billion, Ps.2.2 billion and Ps.2.7 billion in 2014, 2013 and 2012, respectively.

During 2014, 2013 and 2012, capital expenditures were mainly focused on improving the basic production curve, on exploration activities and on development of non-conventional gas reserves for shale oil and shale gas. Main expenditures included well drilling, expansion of secondary recovery projects and expansion of surface facilities and compression systems. Capital expenditures were focused on Argentina, primarily in seismic surveys and drilling.

In 2014, our investment plan involved the drilling of 36 producing and injection wells and the repair of 30 wells in the Neuquén and Austral Basins. This included drilling 30 wells and repairing 22 wells in the Neuquén Basin and drilling 6 wells and repairing 8 wells in the Austral Basin. Additionally in December 2014, the legislature of the Province of Rio Negro ratified the agreement entered into with the government of the Province of Rio Negro to extend for an additional 10-year term our concessions in the 25 de Mayo Medanito S.E., Jagüel de los Machos, Río Neuquén and Entre Lomas fields, which involves the payment of a fixed bond.

In 2013, our investment plan involved drilling 51 producing and injection wells and repairing 87 wells, mainly in the Neuquén Basin, in Puesto Hernández, Medanito, El Mangrullo, Sierra Chata, Aguada de la Arena and Río Neuquén areas. In the Austral Basin, investments were mainly focused on Estancia Agua Fresca and La Paz areas.

In 2012, our investment plan involved drilling 54 producing and injection wells and repairing 90 wells, mainly in the Neuquén Basin, in the Puesto Hernández, Medanito, El Mangrullo, Sierra Chata, Aguada de la Arena and Río Neuquén areas. In 2012, US$249.4 million of our capital expenditures were attributable to the acquisition of an additional 39.671% equity interest in PELSA. As a result of this transaction, a cash payment of Ps.1,005 million was recognized and is shown net of cash available in PELSA at the time of the acquisition. In addition, capital expenditures in 2012 included Ps.253 million, attributable to the consolidation of PELSA’s operations as from June 1, 2012.

Refining and Distribution

Capital expenditures in the Refining and Distribution business segment totaled Ps.188 million, Ps.166 million and Ps.192 million during 2014, 2013 and 2012, respectively.

During 2014, investments in the Bahía Blanca Refinery were focused mainly on a scheduled maintenance shutdown, and, to a lesser extent, logistics improvements and safety and environmental matters. In addition, investments at Dock Sud and Caleta Paula Plants were associated with operational improvements in logistics and tank revamping works.

During 2013, the Company’s investments were made principally in the Bahía Blanca Refinery to improve loading and unloading facilities for vessels, the dispatch plant and to introduce new safety and environment-related technologies. In addition, at the Dock Sud Plant, Caleta Paula and the Heavy Products Plant, investments were made to improve logistics and tank upgrading.

During 2012, we continued to undertake comprehensive maintenance projects at our Ricardo Eliçabe Refinery with a view to maintaining the mechanical integrity of its units, reliability and efficiency. We also continued with the implementation of the Refining Quality Adjustment Project in Bahía Blanca in order to meet sulphur content specifications set by Argentine law. In addition, investments were made at the Dock Sud Plant to improve logistics.

Petrochemicals

In the Petrochemicals business segment, capital expenditures totaled Ps.73 million, Ps.101 million and Ps.60 million in 2014, 2013 and 2012, respectively.

During 2014, our investments were mainly focused on maintenance works at the styrene, polystyrene and rubber plants. In addition, completion of investments allowed for an increase in propellant gas production. Also, in 2014, a scheduled shutdown for maintenance works at the ethylene unit in San Lorenzo was completed and preventive maintenance works in the turbo boiler were carried out.

The most significant investments made in 2013 include, among others, investments to increase energy efficiency at the reforming unit, increase recovery of propellant gas and diversify raw materials for crackers. In addition, the project for installation of a new monomer styrene storage tank and the fourth silo at Zárate Plant was completed, increasing our flexibility to make bulk deliveries.

During 2012, the Company made investments at the Puerto General San Martín plant, mainly directed toward upgrading its operating efficiency and improving storage and delivery facilities.

Gas and Energy

In the Gas and Energy business segment, capital expenditures totaled Ps.97 million, Ps.6 million and Ps.14 million in 2014, 2013 and 2012, respectively.

The investments made in 2014, were mainly attributable to major maintenance and the extension of the useful life of gas and steam turbines in the Genelba combined cycle.

Financing Activities

Net cash used in financing activities totaled Ps.412 million, Ps.1,173 million and Ps.312 million, in 2014, 2013 and 2012, respectively, as detailed in the table below in millions of pesos:

	2014	2013	2012
– Long-term debt payments	(111)	(1,302)	(85)
– Short-term debt financing, net	(124)	96	2
– Dividends paid[1]	(177)	(16)	(229)
– Long-term debt financing, net	—	49	—

	(412)	(1,173)	(312)

(1)	Includes dividends paid by PELSA.

We paid long-term debt in the amount of Ps.111 million, Ps.1,302 billion and Ps.85 million in 2014, 2013 and 2012, respectively.

Increased cash applications in 2013 were mainly attributable to the payment of our Class R Notes in an amount of Ps.1.2 billion.

We paid cash dividends in the amount of Ps.116 million and Ps.211 million in 2014 and 2012, respectively. In addition, PELSA paid Ps.61 million, Ps.16 million and Ps.18 million attributable to non-controlling interest in 2014, 2013 and 2012, respectively.

Our shareholders’ meeting held on March 29, 2012 resolved to capitalize retained earnings in an amount of Ps.1,009 million through the issuance of 1,009,618,410 common shares each with a nominal value of Ps.1 and entitled to one vote per share. On September 4, 2012, the CNV and the Buenos Aires Stock Exchange authorized the issuance and registration of such shares. This partial capitalization of retained earnings of the Company had the effect of doubling the number of our Class B shares outstanding.

DESCRIPTION OF INDEBTEDNESS

Substantially all of our financial debt and the debt of our principal subsidiaries is denominated in U.S. dollars. The description that follows describes the indebtedness of PESA and its consolidated subsidiaries.

As of December 31, 2014, 2013 and 2012, total indebtedness totaled Ps.2.7 billion, Ps.2.2 billion and Ps.2.7 billion, respectively, as detailed in the table below:

	2014	2013	2012
Short-term debt:
– Bonds	19	15	1,008
– Financial institutions	73	193	100

	92	208	1,108

Long-term debt:
– Bonds	2,562	1,943	1,469
– Financial Institutions	25	81	89

	2,587	2,024	1,558

Total indebtedness	2,679	2,232	2,666

As of December 31, 2014, an aggregate principal amount of U.S.$300 million of our Series S Notes, issued under our U.S.$2.5 billion global note program that expired in May 2008, remained outstanding.

Our Series S Notes accrue interest at a 5.875% annual rate and mature in May 2017. Under the documentation governing the Series S Notes, if a change of control (as defined therein) occurs, we must make an offer to repurchase from the holders any and all outstanding Series S Notes at a purchase price equal to 101% of the aggregate principal amount of such notes outstanding, plus any accrued and unpaid interest thereon, through the purchase date. Our Series S Notes have the benefit of a credit enhancement pursuant to a standby purchase agreement entered into by Petrobras, pursuant to which, in the case of a default by us in the payment of principal, interest or any other amounts owed under the Series S Notes, Petrobras would be obligated to purchase from the holders of such notes, at their face value, all rights to receive payments arising thereunder.

The proceeds from the issuances of these notes were used to refinance liabilities, increase working capital, make capital expenditures in Argentina or make capital contributions to subsidiaries and associates.

In addition, in August 2013, the CNV authorized a new corporate notes program for an outstanding principal amount not to exceed U.S.$500 million or its equivalent in other currencies, maturing within a 5-year term or the maximum term that may be established by any applicable regulation in the future.

The following table represents our debt maturity profile as of December 31, 2014:

	1 year	2 years	3 years	Total
Millions of pesos	92	24	2,563	2,679

On June 9, 2005, the Argentine government issued Decree No. 616/05, requiring that any cash inflow to the domestic market derived from foreign loans to the Argentine private sector shall have a maturity for repayment of at least 365 days from the date of the cash inflow. In addition, at least 30% of the amount must be deposited with domestic financial institutions. This deposit (1) must be registered, (2) must be non-transferable, (3) must be non-interest bearing, (4) must be made in U.S. dollars, (5) must have a term of 365 days, and (6) cannot be used as security or collateral in connection with other credit transactions. Export and import financing and primary public offerings of corporate bonds listed on self-regulated markets are exempt from the foregoing provisions, among others. This decree may limit our ability to finance our operations through new loans (whether granted by Petrobras, any Petrobras related entity, our subsidiaries outside Argentina or any other foreign financial institution).

Under Central Bank Communication “A” 4860, issued on October 30, 2008, export collections required to be transferred and settled in the local exchange market must be transferred within a ten working day term to foreign offices of local financial institutions, except for export collections applied to the payment of export pre-financings granted by financial institutions outside Argentina. Under this requirement, the time frame to bring foreign currency into Argentina from certain export collections is reduced, resulting in a restriction on the term and amount of some of our sources of financing.

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

These and other measures issued from time to time by the Argentine government may curtail our ability to finance our operations through new loans granted by our controlling shareholder, its subsidiaries outside Argentina or any other kind of lender. Our ability to execute and carry out our strategic business plan depends upon our ability to obtain financing at a reasonable cost and on reasonable terms. See “Item 3. Key Information—Risk Factors—Factors Relating to Argentina—Government intervention in the Argentine economy could adversely affect our results of operations or financial condition” and “Item 3. Key Information—Exchange Rates” and “Item 3. Key Information—Exchange Controls.”

Cross-Default Provisions

Our notes and other bank financings outstanding as of December 31, 2014 included cross-default provisions whereby, in the case of the notes, the trustee under the relevant notes may be instructed by the noteholders representing at least 25% of the related outstanding capital to declare, or in the cases of the bank financings, the relevant lender may declare, as the case may be, all the amounts owed thereunder to be due and payable if any of our or our significant subsidiaries’ debt is accelerated or not paid when due, provided that those due and unpaid amounts exceed the higher of U.S.$25 million or 1% of PESA’s shareholders’ equity at the time such debt is due, and provided further that the default has not been eliminated or cured within the applicable legal and/or contractual terms, after we have been served notice of the default.

In addition, our Series S Notes contain cross-default provisions that are triggered if the maturity of any indebtedness of Petrobras or of any of its material subsidiaries in a total aggregate principal amount of Ps.100 million or more is accelerated. The Series S Notes also contain other customary event of default provisions relating to Petrobras. “—Description of Indebtedness” and “—Liquidity and Capital Resources—Financing Activities.”

As of the date of this Annual Report, we have complied with all covenants and other terms and conditions under our loan agreements, corporate bonds and other financial indebtedness.

FUTURE CAPITAL REQUIREMENTS

PESA’s shareholders’ meeting held on March 19, 2015: (a) approved (i) in accordance with legal requirements, an increase of Ps.435 million in the reserve for future investments, and the transfer to the legal reserve of Ps.23 million based on our results in 2014, and (ii) a net decrease of Ps.137 million in the reserve for future investments (consisting of an increase in the amount of Ps.3,716 million and a decrease in the amount of Ps.3,853 million), and an increase of Ps.137 million in the reserve for future dividends; and (b) delegated to the Board of Directors the determination of the actual dividend distribution date and amount. As a result of the foregoing, as of the date of this Annual Report, the reserve for future dividends amounts to Ps.1,296 million and the reserve for future investments amounts to Ps.5,731 million.

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

Oil and Gas Exploration and Production

Our 2015 investment plan is consistent with reserves replacement and production goals, mainly in the Neuquén Basin in Argentina, and is primarily aimed at ensuring PESA’s sustainable growth.

Efforts will continue to develop oil and gas reserves through well drilling, delimitation of reserves, and expansion of secondary recovery projects and of relevant surface facilities.

Along these lines, and by using technology in the country, we will continue with exploration study and investment programs aimed at making new discoveries at conventional and non-conventional oil and gas reservoirs. As of December 31, 2014, we maintained investment commitments for approximately U.S.$16 million, including the perforation of exploratory wells in the Río Colorado, Río Atuel, Borde del Limay, Chirete and Parva Negra Este blocks, all located in Argentina. PELSA has investment commitments totaling U.S.$26 million related to the perforation of exploratory wells in the Entre Lomas area.

Refining and Distribution

In 2015, investments will focus on operational efficiency and reliability improvements for refining facilities as a whole and maintenance of PESA’s gas stations network.

Petrochemicals

In 2015, investments will be focused on reliability and maintenance activities, in order to pursue increased yield and safety in operating processes.

Gas & Energy

In the Gas and Energy business segment, we will continue to seek to secure self-supply and, at the same time, develop profitable marketing alternatives.

OFF-BALANCE SHEET TRANSACTIONS

Other than as described below, we do not have any off-balance sheet arrangements required to be disclosed by Item 5 of Form 20-F.

OCP Investment’s Letters of Credit

In order to guarantee compliance with our financial commitments under the Ship or Pay transportation agreement executed with OCP and a portion of OCP’s contractual obligations, we are required to procure letters of credit. These letters of credit are required to remain in effect until December 2018. As of December 31, 2014, we had procured letters of credit for a total amount of approximately U.S.$49.5 million, mainly related to the Ship or Pay transportation agreement. As the letters of credit expire, we must renew or replace them. Otherwise, we would have to deposit cash in amounts equal to our guarantee obligations, which would have a material adverse effect on our cash flows.

Other Guarantees

In certain business operations in which PESA and its counterparties act as customers and suppliers, both sides have obtained guarantees (promissory bonds) in equivalent values, which as of December 31, 2014 amounted to Ps.428 million.

Our warranty bonds, sureties and guarantees as of December 31, 2014, which are not disclosed individually in the notes to our Audited Consolidated Financial Statements, amounted to Ps.1,461 million and are mainly related to environmental, operating and legal obligations.

CONTRACTUAL OBLIGATIONS

The following table summarizes certain contractual obligations as of December 31, 2014. The table does not include accounts payable.

For further information on our contractual commitments, please see Note 32 to our Audited Consolidated Financial Statements.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of pesos)
Debt Obligations	2,968	154	2,814	—	—
Purchase Obligations
Long-term service agreement (1)	2,719	1,425	1,018	114	162
Petroleum services and materials (1)	9,793	6,804	2,797	192	—
Transportation capacity (2)	1,312	223	349	341	399
Gas purchase agreements for Genelba, PGSM & Bahía Blanca (1)	130	130	—	—	—
Gasolines	15,367	2,512	2,486	2,486	7,883
Crude oil transportation agreement with OCP	380	92	164	124	—
Pension Plan	443	5	97	80	261

Total	33,112	11,345	9,725	3,213	8,705

Sales Obligations
Natural gas	1,803	1,113	547	143	—
Electric power	6,169	1,025	1,729	1,641	1,774
LPG	2,045	293	586	586	580
Gasolines	9,563	2,168	1,430	1,430	4,535
Diesel	404	308	96	—	—

Total	19,984	4,907	4,388	3,801	6,888

(1)	Prices are generally determined by formulas based on future market prices. Estimated prices used to calculate the monetary equivalent of these purchase obligations for purposes of the table are based on current market prices as of December 31, 2014 and may not reflect actual future prices. Accordingly, the peso amounts provided in this table with respect to these obligations are provided for illustrative purpose only.

(2)	Estimated price of Ps.0.24 million per million cubic meters.

Debt Obligations. A description of our contractual obligations with respect to our debt obligations is set forth under “—Liquidity and Capital Resources—Description of Indebtedness.”

Long-Term Service Agreement. We have entered into a long-term service agreement with different service providers in the ordinary course of our business. The aforementioned contracts provide for the supply of services such as the maintenance and repair of Genelba, transportation between facilities and technical support.

Petroleum services and materials. We have entered into several agreements with different oil and gas petroleum service providers in order to ensure the usual supply of services and materials in countries where we conduct oil and gas activities. The aforementioned contracts provide for the supply of services such as pulling, work-over, perforation works, the provision of materials and others.

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

Crude Oil Transportation Agreement with OCP. We are party to an agreement with OCP related to oil transportation capacity of 80,000 barrels per day for a 15-year term starting November 10, 2003. This is a “Ship or Pay” transportation agreement. Therefore, we must comply with our contractual obligations for the aggregate committed capacity, regardless of the amount of crude oil actually transported, and pay, like the other producers, a rate that covers OCP operating costs and financial services, among others. As of December 31, 2014, related current and non-current liabilities relating to the outstanding Ship or Pay contract amount to Ps.92 million and Ps.288 million, respectively.

Pension Plans. A description of our contractual obligations with respect to our pension plans appears in Note 23 to our Audited Consolidated Financial Statements.

Natural Gas Sales. These agreements correspond primarily to long-term sales commitments in order to ensure the sale of natural gas in Argentina.

LPG and Electric Power Sales. These agreements correspond primarily to sale commitments in order to ensure the sale of LPG and electric power in Argentina.

Gasolines. We have entered into agreements with Oil Combustibles that extend until 2026 in order to ensure the supply of virgin naptha to our Refining and Distribution business segment. These contracts require us to purchase virgin naptha from Oil Combustibles for our Refining and Distribution business segment and for us to sell intermediate gasoline to them.

Diesel. We have entered into volume contracts with Minera Alumbrera Limited in order to ensure the sale of diesel. This contract extends to 2016.

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

The table below sets forth the current composition of the Board of Directors, as approved by PESA’s general ordinary and special shareholders’ meeting held on March 19, 2015.

Name	Year of Appointment	Position	Term Expires
Luiz Gustavo Primo de Siqueira	2014	Chairman	2015
Jorge José Nahas Neto	2013	Vice Chairman	2017
Guilherme Pontes Galvão França	2015	Director	2017
Carlos Alberto Pereira de Oliveira	2015	Director	2017
Cedric Bridger	2004	Director	2016
Roberto Luis Monti	2003	Director	2016
Carlos Ariel Lieutier	2014	Director	2016
Ronaldo Batista Assunção	2013	Director	2015
Luis Miguel Sas	2003	Director	2015
José Jorge De Moraes Júnior	2014	Alternate Director	2015
Gustavo Tardin Barbosa	2011	Alternate Director	2017
Cláudio Rogério Linassi Mastella	2015	Alternate Director	2017
Mauro Roberto da Costa Mendes	2015	Alternate Director	2017
Benicio Schettini Frazão	2013	Alternate Director	2015
Daniel Casal	2003	Alternate Director	2015
Alejandro Poletto	2008	Alternate Director	2016
María Valeria Dallera	2015	Alternate Director	2016

As approved by PESA’s general ordinary and special shareholders’ meeting held on March 19, 2015, alternate directors will fill any vacancy in the following order: José Jorge De Moraes to Júnior to Luiz Gustavo Primo de Siqueira, Gustavo Tardin Barbosa to Jorge José Nahas Neto, Cláudio Rogerio Linassi Mastella to Guilherme Pontes Galvão França, Mauro Roberto da Costa Mendes to Carlos Alberto Pereira de Oliveira, Benicio Schettini Frazão to Ronaldo Batista Assunção, Daniel Casal to Luis Miguel Sas, Alejandro Poletto to Cedric Bridger or Roberto Luis Monti, and María Valeria Dallera to Carlos Ariel Lieutier.

For the purpose of CNV Resolution No. 622, Cedric Bridger, Roberto Luis Monti, Carlos Ariel Lieutier, Alejandro Poletto and María Valeria Callera qualify as independent directors. CNV Resolution No. 622 provides that a member of a corporate body shall not be considered independent if that member:

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

The following is a brief summary of the principal business and academic experience of each of our directors:

Luiz Gustavo Primo de Siqueira (57) has served as an alternate member of the Board of Directors since 2013. In 1980 he graduated with a degree in Mechanical Engineering from the Instituto Militar de Ingeniería (Engineering Military Institute),

specializing in Oil Engineering in 1992, obtaining a master’s degree in Production Engineering from the Universidade Federal do Rio de Janeiro (“UFRJ”) in 1998 and an MBA in International Business Management. He worked in the Southwestern Drilling Section between 1983 and 1987, and then worked as Chief of the Wells Coating Department of the Drilling Department until 1990. Between 1991 and 1995, he served as Quality Coordinator of the Drilling Department, and from 2000 to 2005 he was Quality and SMS Manager in Petrobras Colombia Ltd. Then, from 2006 to 2011, he was the Organization, Management and Process Manager in the International Business Area. During 2012, he served as Corporate Director in Petrobras Colombia Ltd. He currently serves as International Executive Manager for Latin America.

Jorge José Nahas Neto (55) has served as a member of and Vice Chairman of the Board of Directors since 2013. He graduated in 1981 with a degree in Economy from the University Candido Mendes, specializing in Economy Engineering in 1993 from the same university. Since 1980, he has worked in different national and multinational companies. He joined Petrobras in 1993, where he served in the financial and planning areas in Brazil and in the international area. He was the Finance Manager of Petrobras Internacional Braspetro B.V. and Finance and Administrative Manager of Petrobras América Inc. in Houston, Texas. Since 2004, he has served as Financial and Risk Management Executive Manager, and since 2008 as Petros Deliberative Counselor.

Guilherme Pontes Galvão França (56) has served as a member of the Board of Directors since 2015. He graduated with a degree in Chemical Engineering from the Universidad Federal de Río de Janeiro (UFRJ) in 1981, obtaining a specialization in Marketing from the COPPEAD in 1996 and a certification from the Senior Executive – Executive Managers Development Programme from the IBMEC in 2000. He joined Petrobras in 1982, where he was Chief of the Internal Market of Lubricants and Paraffins Section and Chief of the Internal Market of Gas, Propane, Asphalt and Solvents Section. He also served in several management positions such as GLP Sales Manager, Oil and Industrial Materials Exports Sales Manager, and Maketing Manager. He currently works in the Sales and Logistics Area in Petrobras.

Carlos Alberto Pereira de Oliveira (57) has served as a member of the Board of Directors since 2015. He graduated with a degree in Mechanical Engineering from Río de Janeiro´s Engineering Institute and a degree in Management from Universidad Federal de Río de Janeiro (UFRJ), both in 1980. He specialized in Oil Engineering in 1981, and obtained a Master’s Degree in Finance from Rio de Janeiro’s Catholic University in 1990. He joined Petrobras in 1981, where he served in several areas of the Company, including various management positions such as Reserves General Manager, Executive Director of Exploration and Production of PESA, CEO of Petrobras Energía Perú S.A, Director of Technical Support for International Business Executive Manager, and as a member of the boards of directors of Petrolera Entre Lomas S.A, Petrobras Venezuela Investments y Services B.V. and PESA. He is currently General Manager of Implementation of Production Projects at Petrobras Brasil.

Cedric Bridger (79) has served as a member of the Board of Directors since 2004, and is currently a member of the Audit Committee. He graduated with a degree in Public Accounting in London from the Association of Certified and Corporate Accountants, where he initiated his professional activities. He joined FADIP S.A. (later Hughes Tool Co. S.A.) in Buenos Aires in 1964, where he was Financial Manager. Subsequently, he became General Manager of the company in Brazil and was ultimately appointed its Vice President of Operations for Latin America. From 1992 to 1998, he was Chief Financial Officer of YPF S.A. In April 1998, he retired from YPF S.A. and took a position as Director of Banco Hipotecario S.A. and since 2003 he has been a member of the board of directors of IRSA Inversiones y Representaciones S.A.

Roberto Luis Monti (76) has served as a member of the Board of Directors since 2003, and is currently a member of the Audit Committee and of the Compensation Committee. He graduated with a degree in Electromechanical Engineering. He received a Master of Electronic Engineering from the Universidad de Buenos Aires (“UBA”), and an MBA from the American Management Association, New York. For 32 years he worked for Schlumberger, where he was Vice-Chairman of Wireline Operations, Chairman of Anadrill, Chairman of Wireline & Testing for Europe, Africa, Middle and Far East and Latin America, and Chairman of Dowell at a worldwide level during the period from 1981 to 1995. From 1995 to 1997 he served as Chairman and CEO of Maxus Energy Corporation. From 1997 to 1999 he served as Chairman and CEO of YPF S.A. In 2000, he served as Vice Chairman of Exploration and Production and Vice Chairman of the board of directors of YPF S.A. In addition, he currently serves as member of the board of directors of Tenaris S.A.

Carlos Ariel Lieutier (37) has served as a member of the Board of Directors since 2014. He graduated with a degree in Economy in 2002 at the UBA. In 2005 he obtained a Postgraduate degree in Public Management for Social Development from the Alcalá de Henares University and the Spanish Public Administration Institute. He is currently enrolled in a Masters Degree in Political Economy at the Facultad Latinoamericana de Ciencias Sociales. Since 2001, he has held several positions within the City of Buenos Aires and National Governments, serving as Financial Manager of the Pensioners National Social Services Institute and General Manager of the Health Superintendence. Since 2013, he serves as General Institutional Coordinator of the Polical Economy Secretary within the National Ministry of Economy.

Ronaldo Batista Assunção (59) has served as a member of the Board of Directors and as Chief Executive Officer since 2013. He is also member of the Compensation Committee. He graduated with a degree in Civil Engineering from the Brasilia University in 1978, specializing in Oil Engineering and obtained a Posgraduate degree in Economic Engineering and Industrial Administration from the UFRJ. He held different managing positions within Petrobras, including: General Executive Manager of Operations and Participations in Energy and Chairman of Brasil PCH S.A. and Breitener Energética S.A. In addition, he is currently Chairman of Petrobras Energía Internacional S.A. and member of the board of directors of Petrobras Energía Ecuador Ltd., Petrobras Energía Colombia Ltd., Petrolera Entre Lomas S.A, Petrobras Hispano Argentina S.A., Petrobras Energía de México S.A. de C.V., Atalaya Energy S.A. and Canadian Hunter S.A.

Luis Miguel Sas (52) has served as a member of the Board of Directors since 2003, and as Chief Financial Officer since May 2004. He graduated with a degree in Public Accounting from the UBA and holds an MBA from the Instituto de Altos Estudios Empresariales—Universidad Austral. He joined PESA in 1984. In 1990 he was appointed Head of the Financial Operations Department for Telecom. He worked as head of Petrobras Argentina’s money desk and in 1997 he was appointed Corporate Finance Manager, in charge of capital markets and project financing. In January 2000, he was appointed Chief Financial Officer of EDESUR. He served as Financial Manager at PESA between May 2001 and May 2004. In addition, he currently serves as Chairman of Petrobras Hispano Argentina S.A. and is member of the board of directors of PELSA and Petrobras Energía Internacional S.A. He is also a member of the Executive Boards of the Foundation for Latin American Economic Research (FIEL) and the Argentine Institute of Financial Executives (IAEF).

The following is a brief summary of the principal business and academic experience of each of our alternate directors:

José Jorge de Moraes Júnior (59) has served as an alternate member of the Board of Directors since 2014. He graduated with a degree in Geology from São Paulo University in 1979 and obtained a Masters Degree in Sedimentology and Stratigraphy from Ouro Preto University in 1988. He joined Petrobras in 1980 where he has held several managing positions such as Petrobras Colombia Exploration Manager, Exploration Activity Manager at Campos Basin, New Business General Manager Corporate E&P Executive Manager. He currently serves as International Corporate Executive Manager.

Gustavo Tardin Barbosa (54) has served as an alternate member of the Board of Directors since 2011. He graduated with a degree in Civil Engineering from Pontificia Universidade Católica do Rio de Janeiro in 1985. He also holds an MBA from Fundação Getulio Vargas (1992), post graduate studies in Corporate Finance from London Business School (1996) and Advanced Management from Wharton School (2002). He joined Petrobras in 1986 where he has held several senior financial positions including Controller of Petrobras International (1993-1994), Chief Financial Officer of Petrobras UK (1994-1999), Executive Manager of Financial Planning and Risk Management of Petrobras (1999-2003) and Chief Financial Officer of Petrobras America (2003-2011). In 2011, he was appointed by Petrobras to serve as Executive Manager of Corporate Finance.

Cláudio Rogério Linassi Mastella (62) has served as an alternate member of the Board of Directors since 2015. He graduated with a degree in Chemical Engineering from the Federal University of Rio Grande do Sul (UFRGS) and with a degree in Processing Engineering from the CENPRO in 1987. He joined Petrobras that same year, where he served in several management positions in the Refining, Logistics, Sales and Provision sectors. In 2006, he completed a specialization in General Competences at Petrobras University. He currently serves as Provision and Logistics Executive Manager.

Mauro Roberto da Costa Mendez (52) has served as an alternate member of the Board of Directors since 2015. He graduated with a degree in Civil Engineering from Pará Federal University, and obtained a Masters Degree in Production Engineering from the PUC-RJ. He joined Petrobras in 1987, where he developed several managing positions such as Production Manager of Urucu (Amazonas), Treatment and Processing of Fluids Manager in the Rio Grande do Norte and Ceara Business Unit and General Manager of Cretarion and Implementation of Production Proyect Development in PRESAL – Santos Unit. He is currently the Nort-Northeast Exploration and Production General Manager.

Benicio Schettini Frazao (59) has served as Director of Oil and Gas Exploration and Production since November 2011. He graduated with a degree in Civil Enginering and in 1979 joined Petrobras, where he specialized in Oil Engineering. Since 1980, and for over 20 years, he worked at the Campos Basin. First, his duties were at an off-shore platform, and then at the Operations Management and the Supply Area. He also served at the E&P Service Material Division at Petrobras, at Rio de Janeiro. Subsequently, Mr. Schettini Frazao took on responsibility within the E&P area, for the installation, engineering, construction, training, and initiation of production of the P50 Platform for over seven years. From 2008 through November 2011, he was General Manager of E&P’s New Business in Petrobras. He is currently a member of the board of PELSA and of Petrobras Bolivia Internacional S.A.

Daniel Casal (58) has served as an alternate member of the Board of Directors and as Executive Director of Legal Affairs of PESA since 2003. He graduated with a degree in Law from the Universidad Católica Argentina in 1980. He joined PESA in 1991. He also serves as member of the boards of directors of TGS, Compañía de Inversiones de Energía S.A., Petrobras Energía Colombia Ltd., Petrobras Energía Internacional S.A. and PELSA.

Alejandro Poletto (42) has served as an alternate member of the Board of Directors since 2008. He graduated with a degree in Law from the Universidad Católica Argentina in 1998 and received a Master Degree in Law (LL.M.) from Cornell University Law School, Ithaca, New York. He has previous experience as an associate lawyer for the law firms Marval, O’Farrell & Mairal, and Cárdenas, Cassagne & Asociados in Buenos Aires. He also worked as a foreign associate at Skadden, Arps, Slate, Meagher & Flom LLP’s New York Office. He is a partner at Beccar Varela Law Firm.

María Valeria Dallera (44) has served as a member of the Board of Directors since 2015. She graduated with a degree in Business Administration from the Universidad de Buenos Aires in 2005. Since 2000, she has held several positions within the City of Buenos Aires and the Argentine government, serving as Administration, Budget and Human Resources Coordinator at the Secretariat of Labor, Employment and Professional Training Coordinator of the Ministry of Economic Development of the City of Buenos Aires, Planning and Management Control Coordinator at the National Ministry of Economy and Public Finance and Head of the Coordination, Planning and Monitoring Unit of the National Institute of Social Services for Pensioners. Since 2013, she has served as Staff Coordinator at the Undersecretariat of Economic Planning of the Secretariat of Economic Policy of the National Ministry of Economy and Public Finance.

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

Executive Officers

The table below sets out the names and positions of PESA’s executive officers:

Name	Position
Ronaldo Bastista Assunção	Chief Executive Officer
Luis Miguel Sas	Chief Financial Officer
Benicio Schettini Frazao	Director of Oil and Gas Exploration and Production Segment
Adelson Antonio da Silva	Corporative and Services Director
Maucir de Almeida	Downstream Director
Daniel Casal	Executive Manager of Legal Affairs
Allan Leslie Blumenthal	Executive Manager of Gas and Energy Segment
Alfredo Guía y Díaz	Executive Manager of Strategy, Planning and Performance

The following is a brief summary of the principal business and academic experience of PESA’s executive directors and executive officers of the Company (for the summary regarding those who are directors, see above).

Maucir de Almeida (60) serves as Downstream Director of PESA. He obtained a Senior Executive MBA from IBMEC (Instituto Brasilero de Mercado de Capitales) in 2001. He also holds an MBA in Supply from Fundação Dom Cabral in 2007 and received an Advanced Program Management (APM) certfication from Amana-Key in 2014. He joined Petrobras 34 years ago and has held several positions, such as Product Engineering Manager Supply / Refining / GETEP from 1999-2000, Manager of New Processes and Products Supply / Refining / TR from 2000-2002, Optimization Manager Supply / Refining / TR from 2002-2008, Manager of Refining and Petrochemical INTER - TEC / Supply from 2008, 2012 and Refining General Manager, Midstream and Gas and Energy of INTER-TEC from 2012-2014.

Adelson Antonio da Silva (58) served as Executive Manager of Human Resources from 2010 to 2013, when he was appointed as Corporate and Services Director. He graduated as a Certified Public Accountant from Nilton Paiva Ferreira University, in Belo Horizonte, and as a Lawyer from Candido Mendes University, in Río de Janeiro. He obtained a specialization degree in tax law from Sá University and holds an Executive/Marketing MBA degree from COPPEAD-UFRJ in Rio de Janeiro. He joined Petrobras over 30 years ago and held several positions, mainly in the Human Resources, Accounting, Finance, Commercial and Business Development areas. He served as Executive Manager of Planning and Management Control at PESA and as Director of some companies related to the Company during 2003, 2004 and 2005. He served as General Manager of Strategy, Planning, Portfolio Management and Project Management in the Internacional Area.

Alfredo Sergio Guía y Díaz (58) has served as Executive Manager of Strategy, Planning and Performance since 2008. He graduated in Economic Sciences with a specialization in Business Administration at Universidad Nacional de La Plata. He joined PESA in 1997, when he took responsibility for the Planning and Management Control Department of the Refining and Petrochemicals business segment and the Management Control Department of Oil and Gas Exploration and Production and Gas and Energy segments. He has also has served as Performance Appraisal Manager for the Southern Cone region within Petrobras’ International Area from 2005 through 2007. He is also currently a member of the board of directors of Petrolera Entre Lomas S.A. and of Petrobras Energía Internacional S.A.

Leslie Allan Blumenthal (46) has served as Executive Manager of Gas and Energy since 2013. He graduated in Business Administration at the Universidad de Belgrano in 1997 and attended a Postgraduate course in Oil and Gas at the Instituto Teconológico Buenos Aires in 2001. Mr. Blumenthal joined PESA in 1993, where he has held several managing positions such as Logistic Manager, Sales of Oil and Gas Manager, Relations with the Government and Partners in E&P Manager and Commercialization of Natural Gas Manager. He is also the current chairman of the board of directors of World Energy Business S.A. and of Enecor S.A and alternate director of the board of directors of TGS and of CIESA.

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

In PESA, the compensation policy for executive officers includes annual cash compensation and a benefits program. The annual cash compensation is determined based on the characteristics and responsibilities of the relevant position and the executive officer’s qualifications and experience and benchmark information. Such compensation consists of a monthly fixed compensation and annual variable cash bonus dependent upon PESA’s results of operations and the achievement of individual goals and objectives. Benefits granted to executive officers are similar to those granted to employees generally, such as life insurance, a health care plan, meal allowances and a defined benefits pension plan, which are described in the Audited Consolidated Financial Statements.

No contracts for services were entered into between the directors and the Company or any of our subsidiaries that provide for benefits after termination of their office, other than as provided by law.

In 2014, PESA paid an aggregate of approximately Ps.26 million to its directors and executive officers. The members of the Board of Directors and our executives do not receive compensation in the form of stock or equity. For information related to amounts set aside for pension and retirement benefits, see Note 23 to our Audited Consolidated Financial Statements.

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

On May 7, 2004, the Board of Directors created the Audit Committee and, in compliance with its duties, the Audit Committee approved its charter. At the Board of Directors meeting held on March 19, 2015, Cedric Bridger, Roberto Luis Monti and Carlos Ariel Lieutier continue as regular members of our Audit Committee, Alejandro Poletto continues as an alternate member and María Valeria Dallera was appointed as an alternate member. Each of the members of the Audit Committee satisfies the independence requirements of Rule 10A-3 of the Exchange Act.

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

The table below sets out the name, year of appointment and position of each person on the PESA Statutory Supervisory Committee, approved by the ordinary and special shareholders’ meeting held on March 19, 2015:

Name	First year of appointment	Position	Term Expires
Juan Carlos Cincotta	2004	Member	2015
Justo Federico Norman	2003	Member	2015
Rogelio Norberto Maciel	2003	Member	2015
Olga M. Morrone de Quintana	2004	Alternate	2015
Mariana P. Ardizzone	2004	Alternate	2015
María Laura Maciel	2004	Alternate	2015

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

The following is a brief summary of the principal business and academic experience of the members of the Statutory Supervisory Committee listed in the table above:

Juan Carlos Cincotta (70) graduated in public accounting from UBA. He is currently head of Cincotta Asesores, Auditores y Consultores, and formerly a partner at Pistrelli, Henry Martin y Asociados (Ernst & Young). He specializes in external audits of major public and private entities, and consulting in accounting, social and corporate governance issues. He was a member of the Special Commission on Accounting and Auditing Regulations (CENCyA) of the Argentine Federation of Professional Councils in Economic Science and of the Nominating Committee of the International Federation of Accountants (“IFAC”). He lectures on topics within his special field of work in specialized entities in Argentina and abroad. He published several works on accounting, corporate and audit matters in different technical magazines and co-authored of the Treaty of Auditors Responsibility, Thomson Reuters-La ley Editorial, Buenos Aires, 2014.

Justo Federico Norman (70) earned his law degree from the Universidad Cátolica Argentina, and is a partner of Maciel, Norman & Asociados Law Firm in Buenos Aires. He has extensive experience in the general practice of law and in the fields of energy, natural resources, oil and gas regulations and environmental issues, and is renowned in the litigation and international arbitration fields. He is a member of the Association of International Petroleum Negotiators where he has served as Regional Secretary (2001-2004), the International Bar Association, and Rocky Mountain Mineral Law Foundation. He has represented and currently represents companies such as Anadarko Petroleum Corporation, ANR Pipeline Company (Coastal), Apache Corporation, BHP Petroleum (Americas) Inc., British Gas, Devon Energy Corporation, Parker Drilling, and Petroliam National Berhad (Petronas). He is a Regular Director of Petronas Argentina S.A. and Apache Petrolera Argentina S.A., among others.

Rogelio Norberto Maciel (78) earned his law degree from the Universidad de Córdoba, and is a founding partner of Maciel, Norman & Asociados Law Firm. He is a renowned lawyer in the litigation and international arbitration fields. He was one of the members of the Argentine Aeronautical Code Drafting Committee and was a member of the Argentine delegation to the International Civil Aviation Association. He is a member of the Buenos Aires Oil Club, the international Bar Association (IBA), the Association of International Petroleum Negotiators, and the Rocky Mountain Mineral Law Foundation. He is Vice Chairman of Petronas Argentina S.A., a Regular Director of BHP Petroleum (Argentina) S.A. and an Alternate Director of Petrolera Rio Alto S.A., among others.

Olga M. Morrone de Quintana (79) is a partner of Morrone de Quintana, Seoane & Quintana. She graduated in public accounting from UBA in 1965. She is currently a member of the statutory supervisory committee of PELSA, Petrobras Energía Internacional S.A., World Energy Business S.A. and Propyme SGR. She is also President of the Commission for the Study of the Difficulties of Disabled Professionals of the Professional Counsel of Economical Sciences and Treasurer of an accountant’s professional organization.

Mariana P. Ardizzone (43) earned her law degree from the UBA. She holds a Master of Laws degree from the University of Michigan a post-graduate degree in Business Administration and Electric Energy and Natural Gas Markets at the Instituto Tecnológico de Buenos Aires. She is a member of the Association of International Petroleum Negotiators and the Rocky Mountain Mineral Law Foundation. Since July 2001, she has been an associate with Maciel, Norman & Asociados in Buenos Aires.

María Laura Maciel (52) earned her law degree from the Universidad Católica Argentina. She is currently an associate with Maciel, Norman & Asociados in Buenos Aires, specializing in the general aviation law, and aircraft leasing and financing contracts, air transport, regulatory issues, air freight, and cargo matters in particular. She completed postgraduate courses in private international law and in aviation law at American University in Washington D.C. (1986), and postgraduate courses with the International Association of Air Transportation, Montreal, Canada (2004-2005).

Total compensation for the members of the Statutory Supervisory Committee of PESA in 2014 was Ps. 104 million.

EMPLOYEES

The following table sets forth the number of PESA employees by business segment for the fiscal years ended December 31, 2014, 2013 and 2012.

	As of December 31,
	2014	2013	2012
Oil and Gas Exploration and Production	394	492	499
Refining and Distribution	1,193	1,217	1,320
Petrochemicals	645	642	635
Gas and Energy	100	21	23
Corporate	540	555	671

Total	2,872	2,927	3,148

As of December 31, 2014, approximately 52% of our workforce consisted of members of labor unions that had entered into collective bargaining agreements with the Company and our subsidiaries. We have historically maintained good relations with our employees and labor unions. Between March and June 2013 we experienced trade union conflicts at the Zárate Plant. During 2014 trade union conflicts did not significantly affect our operations and were mostly related to industry-wide actions. During 2012, 2013 and 2014, we conducted different negotiations with unionized employees engaged in upstream and downstream operations in Argentina. See “Item 3. Key Information—Risk Factors—Factors Relating to Our Business—We could be subject to organized labor action.”

Argentine labor law currently obligates private sector businesses to maintain certain wage levels and provide certain benefits to their employees. We cannot assure that the Argentine government will not in the future adopt measures requiring employers to offer increased wages or benefits, or that the employees of contractors we employ and/or unions to which they belong will not directly solicit such increases from us.

PESA maintains an employee defined contribution plan and two defined benefit pension plans. See Note 23 to our Audited Consolidated Financial Statements.

SHARE OWNERSHIP

To our knowledge, none of our directors or members of our senior management owns more than 1% of PESA’s outstanding shares.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

Our share capital consists of 2,019,236,820 Class B shares, which have a nominal value of Ps.1.00, and are each entitled to one vote per share.

Petrobras, through its subsidiary PPSL, holds 67.2% of the outstanding shares of PESA.

The table below sets forth certain information as of March 31, 2015 with respect to the ownership of PESA’s capital stock by each shareholder who is known to us to be the owner of more than 5% of such shares.

	Class B Shares as of March 31, 2015
Shareholder	Number of Shares	% of the Total Outstanding Shares
PPSL	1,356,791,556	67.2%
ANSES	239,277,004	11.8	% (1)

(1)	Corresponds to holdings identified in information provided by Caja de Valores as of March 31, 2015. With respect to possible holdings in the form of ADSs on the NYSE, such information is not available.

On November 20, 2008, the Argentine Congress enacted Law No. 26,425, unifying the Argentine pension and retirement system into a system publicly administered by the ANSES and eliminating the retirement savings system previously administered by private pension funds under the supervision of a governmental agency. In accordance with the new law, private pension funds transferred all of the assets administered by them under the retirement savings system to the ANSES. As of October 31, 2008, these funds held 13% of the outstanding shares of one of our predecessor companies, PEPSA. Based on Law No. 26,425 , the ANSES was subject to the same investment rules, prohibitions and restrictions that were applicable to the Argentine private pension funds under the retirement savings system, including Sections 75 and 76 of Law No. 24,241, which limited the voting rights of private pension funds in shareholders’ meetings to 5% of the relevant company’s shares. On April 13, 2011, paragraph f) of Section 76 of Law No. 24,421 was repealed by Decree No. 441/11, which provides that the ANSES may fully exercise its voting rights in the companies in which it has an interest without the 5% limitation described above. Under such decree, the ANSES may be able to appoint representatives to the boards of directors of companies according to the ANSES’ holding of shares. Pursuant to Decree No. 1,278/12, issued by the Executive Branch on July 25, 2012, these representatives are to report directly to the Ministry of Economy and are subject to a mandatory information-sharing regime, under which, among other obligations, they must immediately inform the Ministry of Economy of the agenda for each board of directors meeting and provide related documentation.

As of April 15, 2015, there were 19 registered holders of our ADSs in the United States and 27,194,774 of our ADSs were outstanding. Since certain of our ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States of our ADSs, or of where the direct beneficial owners of such ADSs are resident. We have no information concerning holders with registered addresses in the United States that hold our shares which are not represented by ADSs.

RELATED PARTY TRANSACTIONS

General conditions

Related party transactions are carried out in the ordinary course of our operations at market conditions. We believe that the terms of these transactions are comparable to those offered by or that could be obtained from non-related third parties.

Acquisition of companies

On May 31, 2012, we agreed to acquire an additional 39.671% equity interest in PELSA from our shared controlling company PPSL for an amount of U.S.$249.4 million. As from such date, we have exercised control over PELSA with a total shareholding of 58.881%.

The price agreed between the parties further includes a contingent obligation in favor of the seller for a period of ten years from the acquisition to reflect the value of any identification of non-conventional resources in the commercially exploitable areas of Entre Lomas, Bajada del Palo, Agua Amarga and Charco del Palenque. The amount of such compensation would be determined considering the market value of those resources to the valuation date, and the related valuation study would be conducted by an internationally recognized independent evaluator hired by agreement between the parties. At the date of issuance of this Annual Report, non-conventional commercially exploitable resources have not been identified, for which reason the Company has not recognized liabilities related to this part of the transaction. See Note 17.5 to our Audited Consolidated Financial Statements and Exhibit 5.0 to this Annual Report.

Sales of companies

On March 31, 2011, through our subsidiary Petrobras Energía Internacional S.A., we agreed to sell our indirect interest in Innova to Petrobras for a total price of U.S.$332 million, which sale implied the discontinuation of our operations in Brazil and resulted in a gain of Ps.723 million before considering the effects of income taxes and the reclassification of deferred results of Ps.134 million for IFRS purposes. In April 2011, we received U.S.$228 million of the sale price, and in October 2013, the remaining U.S.$104 million.

Financing

We have entered into a number of financing arrangements with subsidiaries of Petrobras, as detailed below. In 2007, we issued U.S.$300 million principal amount of Series S corporate bonds, secured by a Standby Purchase Agreement provided by Petrobras. This bond matures in May 2017 and accrues interest at a 5.87% annual rate. See “ “Item 5. Operating and Financial Review and Prospects—Description of Indebtedness.”

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

Commercial operations

In the ordinary course of business, we enter into transactions with Petrobras associates to import and export crude oil and related oil products, at determinable market prices and terms, particularly with Braskem and Petrobras Global Trading BV.

These sales are undertaken in the ordinary course of business and at determinable market terms and prices.

The outstanding balances from our transactions with related companies (including companies under joint control) as of December 31, 2014, 2013 and 2012 are as follows (in millions of pesos):

	2014
	Current				Non-current
Company	Trade Receivables	Other Receivables	Accounts Payable	Provisions	Provisions
Associates
OCP	—	—	—	130	299
Refinor	13	10	8	—	—
Other	—	84	7	2	—

	13	94	15	132	299

Entities under joint control
TGS	39	—	22	—	—

	39	—	22	—	—

	2014
	Current				Non-current
Company	Trade Receivables	Other Receivables	Accounts Payable	Provisions	Provisions
Petroleo Brasileiro Group Companies
Petrobras Internacional - Braspetro B.V.	—	.240	—	—	—
Petrobras Venezuela Inversiones y Servicios S.A.	—	—	—	36	—
Petrobras Global Trading B.V.	8	—	—	—	—
Petroleo Brasileiro	4	15	162	12	—
Other	3	91	8	7	—

	15	346	170	55	—

Total	67	440	207	187	299

	2013
	Current				Non-current
Company	Trade Receivables	Other Receivables	Accounts Payable	Provisions	Other Investments	Provisions
Associates
OCP	—	—	—	92	127	288
Refinor	4	13	7	—	—	—
Other	6	109	6	7	1	—

	10	122	13	99	128	288

Entities under joint control
TGS	21	8	12	—	—	—

	21	8	12	—	—	—

Petroleo Brasileiro Group Companies
Braskem S.A.	—	—	60	—	—	—
Petrobras Internacional - Braspetro B.V.	—	237	—	—	—	—
Petrobras Venezuela Inversiones y Servicios S.A.	—	—	—	16	—	—
Petroleo Brasileiro	1	3	144	—	—	—
Other	11	39	10	—	—	—

	12	279	214	16	—	—

Total	43	409	239	115	128	288

	2012
	Current				Non-current
Company	Trade Receivables	Other Receivables	Accounts Payable	Provisions	Other Investments	Provisions
Associates
OCP	—	—	—	97	97	283
Refinor	9	14	22	—	—	—
Other	1	8	10	9	1	—

	10	22	32	106	98	283

Entities under joint control
TGS	49	6	39	—	—	—

	49	6	39	—	—	—

Petroleo Brasileiro Group Companies
Braskem S.A.	—	—	16	—	—	—
Petrobras Internacional - Braspetro B.V.	—	152	—	—	—	—
Petrobras Venezuela Inversiones y Servicios S.A.	—	—	—	31	—	—

Petroleo Brasileiro	—	425	85	—	—	—
Other	33	58	—	—	—	—

	33	635	101	31	—	—

Total	92	663	172	137	98	283

The main transactions with related companies (including entities under joint control) for the fiscal years ended December 31, 2014, 2013 and 2012 are as follows (in millions of pesos):

	2014		2013		2012
Company	Purchases	Sales	Purchases	Sales	Purchases	Sales
Associates
Oldelval	77	4	46	3	37	3
PELSA (1)	—	—	—	—	5	2
Refinor	151	67	86	42	124	35

	228	71	132	45	166	40

Entities under joint control
TGS	88	221	68	202	82	91

	88	221	68	202	82	91

Petroleo Brasileiro Group Companies
Braskem (Copesul)	416	—	471	—	646	—
Petroleo Brasileiro	40	5	122	17	66	28
Compañía Mega S.A.	—	18	—	7	—	7
Petrobras Internacional - Braspetro B.V.	—	—	—	—	80	—
Petrobras Paraguay Operaciones y Logística S.R.L	—	86	—	47	—	46
Petrobras Global Trading B.V.	65	35	41	—	192	27
Petrobras Chile Distribución Limitada	—	77	—	27	—	—
Other	4	2	3	173	4	161

	525	223	637	271	988	269

Total	841	515	837	518	1,236	400

(1)	Through May 31, 2012, due to the acquisition of a controlling interest in PELSA as of such date.

We have not entered into any other material related party transactions.

Item 8.	FINANCIAL INFORMATION

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

Pursuant to the resolutions adopted at a shareholders’ meeting held on March 29, 2012, in 2012 we paid cash dividends in the amount of Ps.211 million.

PESA’s shareholders’ meeting held on March 21, 2013: (a) approved (i) in accordance with legal requirements an increase of Ps.524 million in the reserve for future investments and the transfer to the legal reserve of Ps.31 million based on our results in 2012, and (ii) a net decrease of Ps.361 million in the reserve for future investments (consisting of an increase in the amount of Ps.2,638 million and a decrease in the amount of Ps.2,999 million) and an increase of Ps.361 million in the reserve for future dividends; and (b) delegated with the Board of Directors the determination of the actual dividend distribution date and amount.

PESA’s shareholders’ meeting held on March 27, 2014: (a) approved (i) in accordance with legal requirements, an increase of Ps.714 million in the reserve for future investments and the transfer to the legal reserve of Ps.38 million based on our results in 2013, and (ii) a net decrease of Ps.225 million in the reserve for future investments (consisting of an increase in the amount of Ps.2,299 million and a decrease in the amount of Ps.2,524 million), and an increase of Ps.225 million in the reserve for future dividends; and (b) delegated with the Board of Directors the determination of the actual dividend distribution date and amount.

PESA’s shareholders’ meeting held on March 19, 2015: (a) approved (i) in accordance with legal requirements, an increase of Ps.435 million in the reserve for future investments and the transfer to the legal reserve of Ps.23 million based on our results in 2014, and (ii) a net decrease of Ps.137 million in the reserve for future investments (consisting of an increase in the amount of Ps.3,716 million and a decrease in the amount of Ps.3,853 million), and an increase of Ps.137 million in the reserve for future dividends;and (b) delegated with the Board of Directors the determination of the actual dividend distribution date and amount. As a result of the foregoing, as of the date of this Annual Report, the reserve for future dividends amounts to Ps.1,296 million and the reserve for future investments amounts to Ps.5,731 million.

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

The following table sets forth, for the periods indicated, the high and low closing sales price of the ADSs on the NYSE and the Class B shares of PESA on the Buenos Aires Stock Market:

	ADS (1) (3)				Class B share (2)
Full Year	High		Low		High	Low
2009	19.40	(3)	15.54	(3)	7.55	5.20
2010	26.38		12.91		10.65	5.20
2011	28.20		12.16		11.35	5.78
2012 (4)	17.13		3.89		7.90	2.51
2013	7.24		3.47		6.39	2.79
2014	7.20		4.34		9.93	4.77
2013:
First Quarter	5.98		4.64		4.49	3.40
Second Quarter	4.94		3.47		4.57	2.86
Third Quarter	5.64		3.55		5.05	2.79
Fourth Quarter	7.24		5.34		6.39	4.94
2014:
First Quarter	5.58		4.34		5.50	4.77
Second Quarter	6.83		5.10		7.08	5.05
Third Quarter	7.20		6.04		9.93	6.36
Fourth Quarter	6.78		4.55		9.10	5.10
November 2014	6.78		5.99		8.90	7.20
December 2014	6.00		4.55		6.95	5.10
2015:
First Quarter	7.32		4.44		8.62	5.24
January 2015	4.96		4.44		6.02	5.24
February 2015	5.93		4.92		7.15	5.85
March 2015	7.32		5.76		8.62	6.73
April 2015 (5)	7.74		6.86		9.28	8.17

(1)	In U.S. dollars.
(2)	In Argentine pesos.
(3)	Since September 30, 2009.
(4)	The price since September 2012 reflects the effects of a capital increase approved on March 29, 2012 by the shareholders of the Company and carried out starting September 26, 2012. This increase represented the partial capitalization of retained earnings of the Company, and had the effect of doubling the number of our Class B shares outstanding.
(5)	Through April 15, 2015.

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

Capital Markets Law — Law No. 26,831

On December 28, 2012, the Capital Markets Law (Law No. 26,831) (the “Capital Markets Law”) was published in the Official Gazette. This law eliminates self-regulation of the capital markets and grants powers to the CNV, to request reports and documents, to conduct investigations and inspections of natural and legal persons under its control, to call such persons to testify and take informational and testimonial declarations, among others. Likewise, if as a result of investigations performed, it is determined that non-controlling interests or the interests of holders of securities subject to public offering have been harmed, the CNV, according to the severity of the harm determined to have been caused, may appoint overseers with the power to veto resolutions adopted by the boards of directors and/or suspend the boards of directors of relevant companies for a maximum period of 180 days until the deficiencies found are determined to have been remedied.

Certain information regarding the Buenos Aires Stock Market is set forth in the table below:

	2014	2013	2012	2011	2010
Market capitalization (billions of pesos)	3,893	3,356	2,314	1,610	1,900
As a percentage of GDP(1)	89%	99%	84%	70%	105%
Volume (in millions of pesos)	39,813	18,945	9,954	13,579	14,955
Average daily trading volume (in millions of pesos)	165.20	78.60	41.30	55.40	60.79
Number of listed companies(1)	101	105	104	105	107

(1)	End-of-year figures for trading on the Buenos Aires Stock Exchange.

Sources: The Bolsa de Comercio de Buenos Aires, the CNV and the Instituto Argentino de Mercado de Capitales.

Item 10.	ADDITIONAL INFORMATION

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

MATERIAL CONTRACTS

We are party to a number of material financing agreements, including the underlying agreements for the company’s Global Bond Program, and letters of credit entered into to backstop certain financial commitments under the Ship or Pay contract with OCP. These agreements and other financing agreements are briefly described under “Item 5. Operating and Financial Review and Prospects—Off-Balance Sheet Transactions,” “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing activities” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Description of Indebtedness.”

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

In addition, dividends paid by us to our Argentine individual shareholders and undivided estates as well as to our foreign shareholders are subject to withholding tax at a 10% rate. The 10% withholding tax rate is calculated over the net dividend after giving effect to the Equalization Tax.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder with respect to the ADSs will generally be subject to taxation at preferential rates if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for United States federal income tax purposes with respect to our 2013 or 2014 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2015 taxable year.

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

Our results of operations and financial condition are exposed to market risk from three principal areas: (1) commodity price risk, (2) foreign currency exchange rate risk and (3) interest rate risk. We periodically review the risks associated with our businesses at a senior management level, based on an approach that has evolved from an independent analysis of each business unit to a risk management strategy that focuses on measuring and monitoring the risks that affect our overall portfolio of assets. We believe our risk management strategy, which is consistent with our business strategy, allows for efficiency while balancing market risks in the business value chain.

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

Fees and Direct and Indirect Payments Made by the Depositary to the Company

Past Fees and Payments

During 2014, the Company received from the depositary a reimbursement of U.S.$263,219.

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

(a) Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2014. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that they file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

The Company’s management assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2014. In making this assessment, management used the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluations and those criteria, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2014.

(c) Attestation Report of the Registered Public Accounting Firm

Price Waterhouse & Co. S.R.L., an independent registered public accounting firm in Buenos Aires, Argentina, member firm of PricewaterhouseCoopers International Limited network, has audited our effectiveness of internal controls over financial reporting as of December 31, 2014. The report on the audit of our internal controls over financial reporting is included in our audited consolidated financial statements, together with PwC’s report on the consolidated financial statements as of December 31, 2014, on pages F-2 through F-3.

(d) Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act during the period covered by this Annual Report on Form 20-F that have materially affected or are reasonable likely to materially affect our internal control over financial reporting. Additionally, there have been no changes in our internal controls over financial reporting or other factors that have occurred subsequent to the balance sheet date and through the date of this Annual Report that might materially and adversely affect our internal controls over financial reporting as of December 31, 2014.

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

Audit and Non-Audit Fees

Fees for professional services provided to us by our independent auditors during the fiscal years ended December 31, 2014 and 2013 in each of the following categories are discussed below:

The following table summarizes the fees for professional services provided to PESA, on a consolidated basis:

	Year ended December 31,
	2014	2013
	(in millions of pesos)
Audit fees	11.1	9.4
Audit-related fees	—	—
Tax fees	—	—

Total fees	11.1	9.4

Audit fees. Audit fees in the above table are mainly for professional services rendered in connection with the audit of our consolidated annual financial statements and the review of our quarterly reports and statutory audits of the financial statements of certain of our subsidiaries.

Independent Auditors. For the year ended December 31, 2014 and 2013, Price Waterhouse & Co. S.R.L., an independent public accounting firm in Buenos Aires, Argentina, member firm of PricewaterhouseCoopers International Limited network, served as our independent auditors and audited our financial statements.

The shareholders’ meeting of PESA held on March 19, 2015 designated Price Waterhouse & Co. S.R.L., an independent public accounting firm in Buenos Aires, Argentina, member firm of PricewaterhouseCoopers International Limited network, as PESA’s independent auditors for the year ending December 31, 2015.

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

All services performed by the independent auditor during 2014 were approved by the Audit Committee in accordance with this policy and the aforementioned procedures. This approval applied to the audit of all of our subsidiaries.

Item 16D.	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

From January 1, 2014 to December 31, 2014, no purchases of our ordinary shares or ADSs were made by us or on our behalf or by any affiliated purchaser.

The Company, in its capacity as trustor, entered into a trust agreement with BNP Paribas Argentina Investment Partners S.A., in its capacity as trustee. The trust assets consist of shares of the Company which as of December 31, 2014 numbered 5,744,303. The sole purpose of the trust is to make periodical contributions of shares and/or funds resulting from the sale of the shares for the Company to comply with the funding obligations under its Compensatory Fund and the Employees’ Supplementary Pension Plan.

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

“Significant interests” shall mean shareholdings that represent at least 15% of the capital stock of the relevant entity, or a smaller percentage when the person has the right to elect one or more directors by class of shares or by having entered into shareholders, agreements relating to the governance and management of the relevant entity or of its controlling shareholders.

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

Cedric Bridger, Roberto Luis Monti, Carlos Ariel Lieutier, Alejandro Poletto and María Valeria Dallero are currently members of our Board of Directors who qualify as independent directors pursuant to the factors listed above.
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

Pages F-1 to F-128 and S-1 to S-12 of this Annual Report are incorporated herein by reference. We have included in this Annual Report, in addition to our Audited Consolidated Financial Statements: (i) the consolidated financial statements of CIESA for the years ended December 31, 2014, 2013 and 2012, together with the notes thereto (the “CIESA Financial Statements”), beginning on page F-80 of this Annual Report, because for the year ended December 31, 2012 CIESA was, in reference to PESA, a significant 50 percent or less owned person pursuant to Rule 3-09 of Regulation S-X; and (ii) unaudited oil and gas supplementary disclosures under ASC Topic 932, beginning on page S-1 of this Annual Report. The CIESA Financial Statements have been prepared in accordance with Argentine GAAP and, with respect to the financial information of CIESA as of and for the year ended December 31, 2012 only, were audited by PwC, as described in its audit report on the CIESA Financial Statements included on page F-81 of this Annual Report. The financial information of CIESA as of and for the years ended December 31, 2014 and 2013 in the CIESA Financial Statements has not been audited.

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

Exhibit		Incorporated by Reference					Filed
Number	Description	Filer	Form	Date	No.		Herewith

1.1	English translation of bylaws (estatutos sociales) of Petrobras Energía S.A.	PESA	20-F	6/30/09	1.2

2.1	Form of Deposit Agreement among Petrobras Energía S.A., Citibank, N.A., as depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.	PESA	20-F	6/24/10	2.1

2.2	Form of Amended and Restated Deposit Agreement among Petrobras Argentina S.A., JPMorgan Chase Bank, N.A., as depositary, and all holders from time to time of ADRs issued thereunder, including the Form of American Depositary Receipt.	PESA	F-6	9/5/12	(a	)

2.3	Amended and Restated Indenture, dated August 1, 2002, amending and restating the Indenture dated May 1, 1998, between Petrobras Energía S.A. and Citibank, N.A.	PEPSA	20-F	6/30/03	2.11

4.1	Restructuring Agreement dated as of September 1, 2005 among Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Enron Pipeline Company Argentina S.A., ABN AMRO BANK N.V. Sucursal Argentina, and the Creditors named therein.	PEPSA	20-F	6/29/06	4.4

4.2	Third Amendment to the Restructuring Agreement dated as of March 25, 2008 among Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Enron Pipeline Company Argentina S.A., ABN AMRO BANK N.V. Sucursal Argentina, and AEI.	PEPSA	20-F	6/27/08	4.2

Exhibit		Incorporated by Reference				Filed
Number	Description	Filer	Form	Date	No.	Herewith

4.3	Fifth Amendment to the Restructuring Agreement dated as of July 13, 2012 among Compañía de Inversiones de Energía S.A., Petrobras Argentina S.A., Petrobras Hispano Argentina S.A., Pampa Energía S.A., Pampa Inversiones S.A., Inversiones Argentina I, EPCA S.A. and The Royal Bank of Scotland N.V., Sucursal Argentina.	PESA	20-F	4/29/13	4.3

4.4	Settlement Agreement dated July 13, 2012 among Compañía de Inversiones de Energía S.A., Petrobras Argentina S.A., Petrobras Hispano Argentina S.A., Pampa Energía S.A., Pampa Inversiones S.A. and Inversiones Argentina I.	PESA	20-F	4/29/13	4.4

4.5	Loan Agreement Number 0088/2005, dated February 21, 2005, between Petrobras Energía S.A., as borrower, and Petrobras International Braspetro B.V., as lender (English translation).	PEPSA	20-F	6/30/05	2.16

4.6	Loan Agreement, dated December 15, 2008, between Petrobras International Braspetro B.V., as borrower, and Petrobras Energía S.A., as lender (English translation).	PEPSA	20-F	6/30/09	4.4

4.7	Loan Agreement, dated December 15, 2008, between Petrobras International Braspetro B.V., as borrower, and Petrobras Holding Austria AG, as lender (English translation).	PEPSA	20-F	6/30/09	4.5

4.8	Stock Purchase Agreement, dated December 21, 2007, between Petrobras Energía, S.A., as seller, and Petrobras International Braspetro B.V., as purchaser.	PEPSA	20-F	6/27/08	4.7

4.9	Stock Purchase Agreement, dated April 27, 2009, between Petrobras Energía S.A., as seller, and Petrobras International Braspetro B.V., as purchaser.	PEPSA	20-F	6/30/09	4.7

5.0	Share Purchase Agreement, dated May 31, 2012, between Petrobras Participaciones S.L., as Vendor, and Petrobras Argentina S.A., as Purchaser.	PESA	20-F	4/29/13	5.0

5.1	DeGolyer and MacNaughton reserves report, dated January 30, 2015.					X

8.1	List of Subsidiaries of Petrobras Argentina S.A.					X

12.1	Petrobras Argentina S.A. CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 29, 2014.					X

12.2	Petrobras Argentina S.A. CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 29, 2014.					X

13.1	Petrobras Argentina S.A. CEO Certification furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 29, 2014.					X

13.2	Petrobras Argentina S.A. CFO Certification furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 29, 2014.					X

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

Date: April 29, 2015

INDEX TO FINANCIAL STATEMENTS

PETROBRAS ARGENTINA S.A.

Report of independent registered public accounting firm on the Consolidated Financial Statements and on Internal Control over Financial Reporting of Petrobras Argentina S.A. as of December 31, 2014, 2013 and 2012

F-2

Consolidated statements of income of Petrobras Argentina S.A. for the years ended December 31, 2014, 2013 and 2012	F-4

Consolidated statements of comprehensive income of Petrobras Argentina S.A. for the years ended December 31, 2014, 2013 and 2012	F-5

Consolidated statements of financial position of Petrobras Argentina S.A. as of December 31, 2014, 2013 and 2012	F-6

Consolidated statements of changes in equity of Petrobras Argentina S.A. for the years ended December 31, 2014, 2013 and 2012	F-7

Consolidated statements of cash flows of Petrobras Argentina S.A. for the years ended December 31, 2014, 2013 and 2012	F-8

Notes to the consolidated financial statements of Petrobras Argentina S.A. as of the years ended December 31, 2014 and 2013 and 2012	F-9

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Petrobras Argentina S.A.

In our opinion, the accompanying consolidated statements of financial position at December 31, 2014, 2013 and 2012 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows present fairly, in all material respects, the financial position of Petrobras Argentina S.A. and its subsidiaries at December 31, 2014, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Autonomous City of Buenos Aires, April 29, 2015

PRICE WATERHOUSE & CO. S.R.L.

By: /s/ Miguel A. Urus (Partner)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ended DECEMBER 31, 2014, 2013 AND 2012

(Stated in millions of Argentine pesos)

	Notes	2014	2013	2012
Sales		20,738	15,340	12,765
Cost of sales	6	(14,490)	(11,260)	(9,619)

Gross profit		6,248	4,080	3,146

Administrative and selling expenses	7	(2,416)	(1,797)	(1,430)
Exploration expenses	8	(70)	(82)	(212)
Other operating expenses, net	9	(779)	(571)	(121)
Share of net loss of equity accounted investments	17.3	(1,735)	(279)	(148)

Operating income		1,248	1,351	1,235

Financial results
Financial income	10	828	700	442
Financial costs	10	(756)	(647)	(512)

Income (loss) before income tax		1,320	1,404	1,165

Income tax	11	(742)	(552)	(492)

Net income		578	852	673

Earnings per share basic / diluted (in pesos)	12	0.227	0.386	0.306

Attributable to:
Shareholders of the Company		458	779	618
Non-controlling interest		120	73	55

Total		578	852	673

The accompanying Notes 1 to 36 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ended DECEMBER 31, 2014, 2013 AND 2012

(Stated in millions of Argentine pesos)

	2014	2013	2012
Net income for the year	578	852	673
Other comprehensive income (net of taxes)
Items that will not be reclassified to profit or loss:
Actuarial profits and loss
Recognized in equity	6	10	(7)
Recognized to non-controlling interest	(5)	—	—
Items that may be subsequently reclassified to profit or loss:
Foreign currency translation
Recognized in equity	277	107	6
Recognized to non-controlling interest	241	171	39
Other comprehensive income related to our equity accounted investments
Translation adjustment	—	—	7

Other comprehensive income for the year	519	288	45

Total other comprehensive income	1,097	1,140	718

Attributable to:
Shareholders of the Company	741	896	624
Non-controlling interest	356	244	94

Total	1,097	1,140	718

The accompanying Notes 1 to 36 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2014, 2013 AND 2012

(Stated in millions of Argentine pesos)

	Notes	2014	2013	2012
CURRENT ASSETS
Cash and cash equivalents	13	2,278	1,193	1,260
Other investments	18	33	23	20
Trade receivables	14	2,945	2,519	2,168
Other receivables	15	1,676	1,551	1,553
Inventories	16	1,951	1,310	1,023

Total current assets		8,883	6,596	6,024

NON-CURRENT ASSETS
Trade receivables	14	60	73	86
Other receivables	15	163	245	238
Deferred income tax asset	11	47	—	—
Inventories	16	67	58	45
Other investments	18	153	301	279
Investments in associates	17.2	2,979	3,568	3,006
Investments in joint ventures	17.1	491	497	689
Property, plant and equipment	19	11,589	9,524	8,480

Total non-current assets		15,549	14,266	12,823

Total assets		24,432	20,862	18,847

CURRENT LIABILITIES
Accounts payable		3,045	2,553	1,863
Short-term loans	20.3	92	208	1,108
Payroll and social security taxes		371	304	258
Taxes payable	21	1,134	578	470
Provisions	22	1,253	385	643

Total current liabilities		5,895	4,028	4,342

NON-CURRENT LIABILITIES
Accounts payable		4	7	172
Long-term loans	20.3	2,587	2,024	1,558
Employment benefit obligations	23	438	336	269
Deferred income tax liabilities	11	499	548	354
Provisions	22	2,394	2,224	1,581

Total non-current liabilities		5,922	5,139	3,934

Total liabilities		11,817	9,167	8,276

EQUITY
Capital Stock	24	2,019	2,019	2,019
Other items in Capital		2,186	2,186	2,186
Reserves income	25	7,144	6,508	5,953
Other		(693)	(693)	(693)
Unappropiated retained earnings	26	458	752	528
Other comprehensive income	27	472	189	72

Total shareholders’ equity attributable to Shareholders of the Company		11,586	10,961	10,065
Non-controlling interest		1,029	734	506

Total equity		12,615	11,695	10,571

TOTAL LIABILITIES AND EQUITY		24,432	20,862	18,847

The accompanying Notes 1 to 36 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ended DECEMBER 31, 2014, 2013 AND 2012

(Stated in millions of Argentine pesos)

			Attributable to shareholders of the company											Non-controlling interest (c)	Total equity
			Capital stock				Rertained earnings					OCI (b)	Total
				Other items in Capital			Reserves income			Other (a)	Unappropriated retained earnings
	Notes		Capital stock	Adjustment to capital stock	Additional paid-in capital from meger	Additional paid-in capital on sales of stock of parent	Legal reserve	Future investment reserves	Future dividends reserve
Balances as of December 31, 2011			1,010	1,230	912	44	448	—	—	—	6,635	66	10,345	3	10,348

Other comprehensive income for the period			—	—	—	—	—	—	—	—	—	6	6	39	45
Societal resolution	(d	)
- Capitalization			1,009	—	—	—	—	—	—	—	(1,009)	—	—	—	—
- Legal reserve			—	—	—	—	35	—	—	—	(35)	—	—	—	—
- Future investments reserve			—	—	—	—	—	4,781	—	—	(4,781)	—	—	—	—
- Future dividends reserve			—	—	—	—	—	—	900	—	(900)	—	—	—	—
Acquisition of PELSA	17.5		—	—	—	—	—	—	—	(693)	—	—	(693)	427	(266)
Dividends in cash			—	—	—	—	—	—	(211)	—	—	—	(211)	(18)	(229)
Net income			—	—	—	—	—	—	—	—	618	—	618	55	673

Balances as of December 31, 2012			2,019	1,230	912	44	483	4,781	689	(693)	528	72	10,065	506	10,571

Other comprehensive income for the period			—	—	—	—	—	—	—	—	—	117	117	171	288
Societal resolution	(e	)
- Legal reserve			—	—	—	—	32	—	—	—	(32)	—	—	—	—
- Future investments reserve			—	—	—	—	—	523	—	—	(523)	—	—	—	—
- Reversal by investments			—	—	—	—	—	(2,999)	—	—	2,999	—	—	—	—
- Constitution for new investments			—	—	—	—	—	2,638	—	—	(2,638)	—	—	—	—
- Future dividends reserve			—	—	—	—	—	—	361	—	(361)	—	—	—	—
Dividends in cash			—	—	—	—	—	—	—	—	—	—	—	(16)	(16)
Net income			—	—	—	—	—	—	—	—	779	—	779	73	852

Balances as of December 31, 2013			2,019	1,230	912	44	515	4,943	1,050	(693)	752	189	10,961	734	11,695

Other comprehensive income for the period			—	—	—	—	—	—	—	—	—	283	283	236	519
Societal resolution	(f	)
- Legal reserve			—	—	—	—	38	—	—	—	(38)	—	—	—	—
- Future investments reserve			—	—	—	—	—	714	—	—	(714)	—	—	—	—
- Reversal by investments			—	—	—	—	—	(2,524)	—	—	2,524	—	—	—	—
- Constitution for new investments			—	—	—	—	—	2,299	—	—	(2,299)	—	—	—	—
- Future dividends reserve			—	—	—	—	—	—	225	—	(225)	—	—	—	—
Dividends in cash			—	—	—	—	—	—	(116)	—	—	—	(116)	(61)	(177)
Net income			—	—	—	—	—	—	—	—	458	—	458	120	578

Balances as of December 31, 2014			2,019	1,230	912	44	553	5,432	1,159	(693)	458	472	11,586	1,029	12,615

(a)	Balances due to business combination of companies under common control (Notes 2.6.8 and 17.5)
(b)	Note 27.
(c)	Note 17.7.
(d)	As required by the Shareholders’ Meeting of March 29, 2012.
(e)	As required by the Shareholders’ Meeting of March 21, 2013.
(f)	As required by the Shareholders’ Meeting of March 27, 2014.

The accompanying Notes 1 to 36 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ended DECEMBER 31, 2014, 2013 AND 2012

(Stated in millions of Argentine pesos)

	Notes	2014	2013	2012
Cash provided by (used in) operations:
Net income		578	852	673
Reconciliation to net cash provided by (used in) operating activities:
Share of net loss of equity accounted investees	17.3	1,735	279	148
Financial results, net		(572)	(419)	(289)
Depreciation of property, plant and equipment	19	2,632	2,194	1,738
Abandoned and non-productive well write-downs	8	11	27	168
Contingencies	9	109	103	30
Enviromental costs	9	193	27	—
CIESA Debt Restructuring	9	—	—	(221)
Gain from the sales of Puesto Hernández	9	(181)	—	—
Gain from the sales of property, plant and equipment		(2)	(3)	(23)
Gain from the sales of Distrilec S.A.	9	—	34	—
Writedown of contractual credit in Ecuador	9	—	—	61
Impairment Colpa y Caranda	9	94	—	—
Impairment Santa Cruz II	9	—	11	—
Income tax	11	742	552	492
Accrued interest	20.3	192	212	199
Other		112	38	75
Changes in assets and liabilities:
Trade receivables		(318)	(271)	8
Other receivables		(3)	(298)	148
Inventories		(644)	(294)	(48)
Accounts payable		346	241	333
Payroll and social security taxes		150	118	122
Taxes payable		(18)	161	(81)
Provisions		(61)	(158)	(122)
Dividends collected	17.4	55	23	14
Interest paid	20.3	(181)	(216)	(178)
Income tax paid		(323)	(435)	(345)

Net cash provided by operations		4,646	2,778	2,902

Cash provided by (used in) investing activities:
Acquisition of property, plant and equipment		(3,853)	(2,524)	(1,994)
Acquisition of interests in companies and oil and gas areas		—	—	(1,005)
Debt restructuring charge for CIESA		—	—	195
Sale of interests in companies and oil and gas areas		373	605	108
Net variation in investments other than cash and cash equivalents		11	35	81
Fideicomiso Financiero de Obra Gasoducto Sur		39	34	36

Net cash used in investing activities		(3,430)	(1,850)	(2,579)

Cash provided by (used in) financing activities:
Net increase (decrease) in short term loans	20.3	(124)	96	2
Increase in long term loans	20.3	—	49	—
Payment of loans with original long-term maturity	20.3	(111)	(1,302)	(85)
Cash dividends paid		(177)	(16)	(229)

Net cash used in financing activities		(412)	(1,173)	(312)

Increase (decrease) in cash and cash equivalents		804	(245)	11
Cash and cash equivalents at the beginning of the year		1,193	1,260	1,192
Effect of exchange rate change on cash and cash equivalents		281	178	57

Cash and cash equivalents at the end of the year	13	2,278	1,193	1,260

The accompanying Notes 1 to 36 are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

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

The Company is not subject to the Optional Statutory System for Binding Public Offering.

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

The Board of Directors approved the issuance of these consolidated financial statements (hereinafter “financial statements”) on February 4, 2015.

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

2.2.1. New accounting standards and interpretations issued by the IASB effective as of December 31, 2014 and adopted by the Company

IAS 32 “Financial Instruments – Presentation”

The IAS 32 modifies the application guidance in matters relating to the offsetting of financial assets and liabilities.

Application of such amendment did not have an impact on the results of operations or the financial position of the Company and did not imply new disclosures.

IAS 36 “Impairment of assets”

The IAS 36 amends disclosure requirements regarding the determination of the value of impaired assets, in case the recoverable value is calculated on the basis of the fair value less costs of disposal.

Application of such amendment did not imply new disclosures.

IAS 39 “Financial Instruments – Recognition and Measurement”

The IAS 39 establishes the continuation of hedge accounting (fair value and cash flow) in a circumstance in which a derivative that has been designated as a hedging instrument is novated to a central counterparty following the introduction of a new law or regulation.

Application of such amendment did not have an impact on the results of operations or the financial position of the Company and did not imply new disclosures.

IFRIC 21 “Levies”

The IFRIC 21 addresses the accounting for liabilities for a levy imposed by the government, according to the rules and regulations.

Application of such an interpretation did not have a significant impact on the financial position of the Company.

2.2.2. New accounting standards and interpretations issued by the IASB that are not effective as of December 31, 2014, and have not been early adopted by the Company

IAS 1 “Presentation of Financial Statements”

In December 2014, the IASB amended IAS 1 “Presentation of Financial Statements” providing a new guidance for the presentation of Financial Statements. The amendments are effective for annual periods beginning on or after January 1, 2016. Earlier application is permitted.

The Company is currently analyzing the impact on disclosures arising from the application of such amendments.

IAS 27 “Separate Financial Statements”

In August 2014, the IASB amended IAS 27 “Separate Financial Statements”. The amendments allow the use of the equity method to account for investments in subsidiaries, joint ventures and associates and are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted.

The Company uses the equity method to account for investments in subsidiaries, joint ventures and associates in the preparation of the separate financial statements according to Technical Resolution No. 26 issued by the FACPCE. Therefore, the application of the amendment will not impact the results of operations or the financial position of the Company.

IFRS 9 “Financial Instruments”

In July 2014, the IASB issued a new version of IFRS 9 “Financial Instruments” which supersedes previous versions and sets out new requirements for the classification and measurement of financial assets and liabilities, effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted.

The Company is currently analyzing the impact of the application of IFRS 9. However, it is estimated that its application will not have a significant impact on the results of operations or the financial position of the Company.

IFRS 15 “Revenues from contracts with Customers”

In May 2014, the IASB issued IFRS 15 “Revenues from contracts with Customers”, effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted.

It addresses the principles for recognizing revenue and establishes the requirements for reporting about the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer.

The basic principle implies the recognition of revenue that represent the transfer of goods or services to customers at an amount that reflects the consideration the entity expects to be entitled in exchange for those goods or services.

The Company is currently analyzing the impact of IFRS 15. However, it is estimated that this standard will not significantly impact the results of operations or the financial position of the Company.

Improvements to the IFRSs

In September 2014, the IASB published amendments to the IFRSs that are applicable for periods beginning on or after January 1, 2016. Earlier application is permitted.

The Company is currently analyzing the impact of the implementation of the amendments. However, it is estimated that this amendments will not have an impact on the results of operations or the financial position of the Company.

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

Acquisitions of subsidiaries qualifying as companies under common control are recorded following the guidelines described in Note 2.3.1.4.

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

In the consolidation of subsidiaries, the amount of the investment in such subsidiaries and the share in their profit or loss and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flows of such subsidiaries, while the non-controlling interest is reflected separately. The intercompany receivables, payables and transactions within the consolidated group are eliminated in the consolidation. The unrealized intercompany gains or losses from transactions within the consolidated group have been completely eliminated.

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

As of December 31, 2014, 2013 and 2012, the Company exercises joint control over CIESA. As of December 31, 2012 the Company had joint control over Distrilec whose sale was effective on January 30, 2013 (Note 17.1.1).

The intercompany gains or losses from transactions between the Company and entities under joint control are eliminated proportionally to the Company’s interest in such companies.

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

The intercompany gains or losses from transactions between the Company and associates are eliminated proportionally to the Company’s interest in such companies.

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

2.3.1.4. Business combination under common control

As of May 31, 2012, PELSA was a company controlled by Petrobras Holdings Ltd., with a direct holding of 39.671% and 19.21% indirect holding through Petrobras Argentina, so it qualifies as a company under common control (Note 17.5).

Business combinations between companies under common control are accounted for by considering the book value of the acquired company in the holding company ultimately in this case, Petrobras Participaciones SL. The difference between the price paid and the carrying amount mentioned before is recorded in equity (“Other” Note 2.6.8). The transaction costs are expensed in the period in which they accrue.

2.3.2. Financial information

In preparing these financial statements, the financial information of companies over which the Company exercises control, joint control and associates as of December 31, 2014, 2013 and 2012 was used, or the best available financial information as of those dates, adapted to an equal period of time. Adjustments have also been considered.

2.4 Translation of foreign operations

The main considerations of translation into presentation currency are shown below.

2.4.1. Functional and presentation currency

The financial information of PESA’s entities was prepared in their functional currency, that is, the currency of the primary economic environment in which the entity operates.

The functional and the presentation currency of Petrobras Argentina’s financial statements is the Argentine peso. These financial statements have been prepared under the historical cost convention in nominal currency as established by the IFRSs, a standard applicable to non-hyperinflationary economies.

According to this, the financial statements have been prepared according to IAS 29.

2.4.2. Outstanding balances and transactions

Foreign currency transactions are remeasured into the functional currency using the exchange rates prevailing at the date of the transaction.

Foreign exchange gains and losses resulting from settlement of such operations or from remeasurement at year-end of monetary assets and liabilities denominated in foreign currency are recognized in the Consolidated Statements of Income, except for cash flow or net investment hedges that qualify for exposure as “Other comprehensive income”.

2.4.3. Subsidiaries and associates

The results and financial position of subsidiaries and associates that have a different functional currency from PESA’s presentation currency are translated into the presentation currency as follows:

•	the assets and liabilities are translated using the closing exchange rate;

•	the gains or losses are translated using the exchange rates prevailing at the date of the transactions.

The results from the remeasurement process into the functional currency are recorded in line “Financial results” of the Consolidated Statement of Income.

The results from the remeasurement process into the functional currency to presentation currency transactions are recognized in “Other Comprehensive Income”. When an investment is sold or disposed of, in whole or in part, the related exchange differences are recognized in the Consolidated Statement of Income as part of the gain/loss on the sale or disposal.

2.5. Operating Segments Reporting

The Company has adopted IFRS 8—Segment Reporting, which states that those business segments are identified on the basis of internal reports about components of the Company reviewed regularly by the Board Committee, chief operating decision maker in order to allocate resources and evaluate their performance.

In segmentation the Company considers transactions with third parties and intercompany operations, which are valued as defined by internal transfer prices between segments, with verification methodologies based on market parameters.

The Company’s business is mainly focused on the energy sector, basically through its activities relating to oil and gas exploration and production, refining and distribution, petrochemicals and gas and energy. Accordingly, the identified operating segments are as follows:

(a) Oil and Gas Exploration and Production, composed of the Company’s participation in oil and gas blocks and its interest in Oleoductos del Valle S.A., OCP, direct and indirect interest in mixed companies in Venezuela and PELSA, consolidate company as of Jun 1, 2012 (Note 17.5).

(b) Refining and Distribution, including the Company’s own operations in the refinery of Bahía Blanca and the gas station network, the Company’s equity interest in Refinería del Norte S.A. and the commercialization of the oil produced in Argentina, which is transferred at market prices from the Oil and Gas Exploration and Production operating segment.

(c) Petrochemicals, styrenics operations and the catalytic reformer plant operations developed in Argentina.

(d) Gas and Energy, comprising the Company’s own operations relating to the sale of gas produced in Argentina and liquefied petroleum gas brokerage activities, its interest in TGS, the electricity generation activities of Genelba Power Plant and of Pichi Picún Leufú Hydroelectric Complex, and its interest in Enecor. The 2012 year include Edesur shareholding, through its parent company Distrilec, the sale became effective January 31, 2013 (Note 17.1.1).

The liquids obtained from the processing of oil and gas are produced in the business segments of Exploration and Production of Oil and Gas, Refining and Distribution and Petrochemicals. Until the year ended December 31, 2013, the sales of these products was on the segment Gas and Energy, and from 1 January 2014, such sales were decentralized in each of the segments where they are produced.

(e) Assets and operating income related to the Central Service Structure, those not attributable to any given operating segment and intercompany eliminations are collectively shown.

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

Within this category, the Company has mutual funds which are measured at the fair value of those funds at each reporting date.

Loans and Receivables

Loans and receivables are non-derivatives financial instruments with fixed or determinable payments that are not quoted in an active market. They are initially recognized at fair value plus any directly attributable transaction cost. After initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less impairment loss, if applicable.

Within this category, the Company has time deposits, loans to several associate’s companies, other investments, trade receivables, other receivables, accounts payable and loans.

2.6.1.2. Impairment of financial assets

The Company assesses at each reporting date whether there is objective evidence that a financial asset or group of financial assets is impaired and if so, an impairment charge is recorded under Other operating income (expense).

In the years ended December 31, 2014, 2013 and 2012, impairment charge of financial assets relate to the allowance for doubtful are indicated in Note 14.

2.6.1.3. Cash and cash equivalents

Cash and cash equivalents include cash on hand, term deposits and other short-term highly liquid investments with original maturities of three months or less.

Bank overdrafts are accounted for within “Loans” in current liabilities in the Consolidated Statement of Financial Position. For purposes of the cash flow statement, bank overdrafts are part of the cash equivalents.

2.6.1.4. Trade receivables and accounts payable

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, net of an allowance for bad debts, if applicable.

The amortized cost of trade receivables, other receivables, other long-term investments, accounts payable and other payables approximates to its fair value. Also, the fair value of current bank and financial debt does not differ significantly from their carrying amount at 31 December 2014, 2013 and 2012.

An allowance for bad debts is recognized when there is objective evidence that the Company will not be able to collect its receivables at their original maturities or for the full amount. In recognizing such allowance, the Company evaluates different factors, including the customers’ credit risk, historical trends and other relevant information. Such evaluation may require future adjustments if economic conditions substantially differ from the assumptions made. The amount of the allowance is the difference between the book value of the asset and the present value of the estimated future cash inflow, discounted at the effective interest rate. The asset is presented net of the allowance for bad debts, if applicable. The loss from bad debts is recognized in the Consolidated Statement of Income under “Administrative and selling expenses”.

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

Hedge accounting must cease upon occurrence of any of the following events: (a) the hedge instrument has matured or has been settled; (b) the hedging transaction is no longer effective; or (c) the forecast transaction does not have a high likelihood of occurrence. Income or loss arising from the hedging instrument that would have been allocated to “Other comprehensive income” should remain there until the committed or forecast transaction occurs, in the case of (a) and (b), and are charged to the Consolidated Statement of Income in the case of (c).

As of December 31, 2014, 2013 and 2012, the Company did not maintain relevant derivative financial instruments, and no significant charges were recorded in results for this kind of operations in the fiscal years ended on such dates.

2.6.1.6. Loans

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

2.6.2. Other receivables and payables

Other receivables and payables have been initially recognized at fair value and subsequently measured at their amortized cost using the effective interest method. In addition, “Other receivables” include, among others, advances to suppliers measured on the basis of the amounts actually disbursed.

2.6.3. Inventories

This line item includes crude oil stock, raw materials, work in progress and finished products relating to the Refining and Distribution, Petrochemicals and Gas and Energy business segments.

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average price method. The cost of inventories includes expenditure incurred in purchases and production and other necessary costs to bring them to their existing location and condition. In case of manufactured products and production in process, the cost includes a portion of indirect production costs, excluding any idle capacity (slack).

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

The cost of work in progress whose construction will extend over time includes, if applicable, the computation of financial costs accrued on loans granted by third parties and other pre-production costs, net of any income obtained from the sale of commercially valuable production during the launching period. In 2014, 2013 and 2012 no borrowing costs were capitalized.

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

According to the successful efforts method of accounting, exploration costs, excluding exploratory well costs, are expensed during the period in which they are incurred. Drilling costs of exploratory wells are capitalized until it is determined that proved reserves exists and they justify the commercial development. If reserves are not found, such drilling costs are expensed. Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete. In those cases, such costs continue to be capitalized insofar as the well has allowed to determine the existence of sufficient reserves to warrant its completion as a production well and the Company is making sufficient progress in evaluating the economic and operating feasibility of the project.

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

The Company’s remaining items of property, plant and equipment are depreciated by the straight-line method based on estimated useful lives, as detailed below:

Property, plant and equipment	Years of useful life	Depreciation rate
Machinery, tools and equipments	5 - 20	5% - 20%
Electricity generation plants	25 - 33	3% - 4%
Industrial complex	25	4%
Others	3 - 50	2% - 33%

The depreciation method is reviewed at each year-end. If expectations differ from previous estimates, adjustments are made prospectively at closing of each year, if applicable.

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

From a regulatory standpoint, recoverable amount is defined as the higher of fair value less costs of disposal and value in use, the latter is defined as the addition of the discounted expected net cash flows that arise as a direct result of the use and eventual final disposition of the assets. To such end, among other elements, the assumptions that represent the best estimate made by Management of the economic conditions that will prevail throughout the useful life of the assets are considered.

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

As of December 31, 2014 the Company recognized an impairment charge of 94 on property, plant and equipment (Note 19).

As of December 31, 2013 the Company recognized an impairment charge of 11 on property, plant and equipment (Note 19).

As of December 31, 2012, the Company did not recognize any impairment charge on property, plant and equipment.

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

Actuarial gains and losses are recognized on “Other comprehensive income” and costs of services provided in the past in the consolidated statement of income.

2.6.6. Taxes payable

2.6.6.1. Income tax

Income tax expense for the year comprises current and deferred tax and is recognized in the Consolidated Statement of Income, except to the extent it relates to items recognized in the Consolidated Statement of Comprehensive Income. In this case, the corresponding tax effect is also recognized in such statement.

The current income tax expense is calculated on the basis of the tax laws in force or in process of enactment at the reporting date in the countries where the Company’s subsidiaries operate and generate taxable income. The Company’s management periodically evaluates criteria adopted in tax returns as regards situations in which applicable tax regulation is subject to interpretation and sets up provisions where appropriate.

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

2.6.6.2. Minimum presumed income tax

In Argentina, the minimum presumed income tax is supplementary to income tax, since while the latter is levied on the taxable income for the year, the minimum presumed income tax is a minimum tax levied on the potential income of certain productive assets at the rate of 1%, so that the Company’s final liability will be equal to the higher of both taxes. However, if the minimum presumed income tax exceed the calculated income tax in any given year, such excess may be applied to reduce any excess of income tax over the minimum presumed income tax in any of the ten succeeding years.

In the years ended December 31, 2014, 2013 and 2012, income tax expenses were higher than minimum presumed income tax. Therefore, the Company only recorded income tax expense.

2.6.6.3. Hydroelectric royalties

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

2.6.6.4. Withholdings on exports of hydrocarbons

The Public Emergency and Exchange System Reform Law No. 25,561 established the creation of a system of withholdings on exports of hydrocarbons for five years from March 1, 2002, which was subsequently extended for five years by Law No. 26,217. The effect of such withholdings is deducted from the respective selling prices.

Crude Oil

Effective since November 2007, Resolution No. 394/07 issued by the Ministry of the Economy and Production established a new method for calculating withholdings on exports of crude oil, and gave equivalent treatment to certain oil related products as that of crude oil. This amendment results in the application of a variable export withholding based on a formula that considers the international price of crude oil and a cut-off price by product. Under this method, when the international (quoted) price of crude oil exceeds US$ 60.90 per barrel, an increasing withholding rate is set for crude oil exports that results in a price cap of US$ 42 per barrel of standard-quality crude oil. When the international price of crude oil dips below US$ 45 per barrel, the regulations call for the authorities to determine a new applicable withholding rate within 90 days. The same rules apply to exports of refined products such as gasoline, fuel oil and lube oils, for which different cut-off and reference prices were defined. On January 3, 2013 the Ministry of Economy and Public Finance, by Resolution No. 01/13, proceeded to modify the methodology for the calculation of taxes on exports of crude oil by increasing the reference value at USD 80 per barrel and cutoff value to $ 70 per barrel.

In October 2014, through Resolution No. 803/14, the Ministry of Finance amended Resolution No. 394/07 and modified the withholding tax on hydrocarbon exports linking the rate (ranging from 10% to 13%) to a specific price schedule.

On January 1, 2015 Resolution No. 1077/14 of the Ministry of Economy and Public Finance came into effect. This resolution supersedes Resolution No. 394/2007 as amended by Resolution No. 803/14 and provides that for so long as the International price of crude oil is less than USD 71 per barrel the withholding tax rate shall be 1%, and incremental tax rates will apply for so long as the international price of crude oil is equal or higher than USD 71 per barrel.

Natural gas

In March 2008, the Ministry of Economy and Production issued Resolution No.127/08 which, in connection with natural gas, amended Resolution No. 534/2006, whereby a 45% withholding rate was established on the price of the gas imported from Bolivia, and imposed a 100% withholding on natural gas exports, considering for valuation purposes the highest price set for natural gas under the applicable agreements for natural gas imports into Argentina. In addition, pursuant to such resolution, the methodology for calculating withholdings on exports of crude oil, under Resolutions No. 394/07 and No. 1/13, was also applied to LPG. During 2015, the Argentine government issued some measures for the LPG market. Resolution 60/2015 reduced withholding tax on LPG exports from 45% to 1% and Resolution 36/2015 modified the price calculation method of LPG products.

2.6.6.5. Foreign Exchange Regime – Obligation to exchange into local currency 100% of foreign currency proceeds from exports of crude oil and oil related products

Decree N° 1,722/2010 dated October 25, 2011 reestablished the obligation that all foreign currency proceeds from exports of crude oil and oil related products, natural gas and liquefied gas must be negotiated in the local exchange market regulated by BCRA.

The decree therefore makes it mandatory for Petrobras Argentina to exchange into local currency 100% of the proceeds of its exports of goods and services in Argentine.

2.6.6.6. New regulations for hydrocarbon activities in Argentina.

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

By means of Decree Nº 1,277 passed in July 2012, the Argentine Executive Branch approved the regulations for the implementation of Law Nº 26,741 and issued the Rules of the Argentine Hydrocarbon Sovereignty regime, which established the creation of the Commission of Planning and Strategic Coordination of the National Hydrocarbon Investments Plan (the “Commission”) under the Ministry of Economic Development Policy and Planning of the Ministry of Economy and Finance, as well as the National Hydrocarbon Investment Register (the “Register”) . Decree No. 1,277/12 established the obligation of the companies in the oil and gas industries from Argentina to present to the Commission an annual investment plan of exploration and exploitation. The Commission is required to design a Hydrocarbon National Investment Plan, which seek to maximize investment and sustainability of the industry in the short, medium and long term. In addition, Decree Nº 1,277 also derogated certain sections of Decrees Nº 1,055/89, Nº 1,212/89 and Nº 1,589/89 that provided for the free availability of hydrocarbons produced in concession areas granted, the free commercialization in the domestic and foreign markets and the freedom to set prices.

The Company has complied with all applicable reporting requirements.

In February 2013, by Resolution No. 1/2013, the Commission created the “Incentive Program Injection Natural Gas Surplus,” companies can participate enrolling in the Register and submiting projects to increase the total volume of natural gas to be injected into the domestic market during the proposed period. Once the project is implemented, it provides: a) compensation for injection based on surplus at a price of 7.5 USD / MBTU and b) a fine in the case of the company during a specified period, has not managed to increase production volumes committed. In order to develop gas fields in Argentina, the Company formalized presentations required for the qualification of Resolution No. 1/2013 and so far the Commission has not issued.

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

In October 2014, Law No. 27,007, was passed, amending Hydrocarborn Law No. 17,319, which defined and regulated the exploration and exploitation or unconventional hydrocarbons; introduced changes to the extension of concession terms, established a special royalty system and a system to promote hydrocarbon investments, and; prohibited the creation of reserved areas in favor of state-owned corporations or corporations with private controlling interest. In addition, among its temporary provisions, the law granted a 90-day term to complete the negotiation process to extend existing concessions.

In February, 2015 the Commission issued Resolution 14/2015 creating the Crude Oil Production Stimulus Program (Programa de Estímulo a la Producción de Petróleo Crudo) providing for export and/or production stimulus payment for registered companies subject to certain requirements.

2.6.7. Provisions

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

2.6.8. Equity accounts

Except as noted in “Retained earnings”, the activity in the Equity accounts reflects resolutions adopted by Shareholders in their meetings, or the effects of the laws or regulations in force.

Capital Stock

The capital stock consists of contributions made by shareholders represented by shares and capitalization of retained earnings, and comprises outstanding shares at their nominal value issued under Argentine law.

Adjustment to capital stock

Capital stock accounts were restated in constant currency. The capital stock account was kept at nominal value and the adjustment arising from such restatement is shown under “Adjustment to capital stock”.

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

During the third quarter of 2010 and in compliance with the terms and conditions in section 220 of the LSC, the Company sold these treasury shares under the preemptive right provisions set forth in Sections 221 and 194 of the LSC, and subsequently transferred to Optimum Petrobras Trust the remaining shares of the Company (Note 23.4).

Legal reserve

Pursuant to the provisions of the LSC, the Company is required to set up a legal reserve by providing at least 5% of the aggregate amount of net income for the year, prior year adjustments, transfers of other comprehensive income to retained earnings and accumulated losses of prior years, when this aggregate amount exceeds zero until the legal reserve equals 20% of the sum of “Capital stock” and “Adjustment to capital stock” balances.

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

Other comprehensive income

It includes the gain and loss from the remeasurement of foreign operations, net of foreign exchange differences arising from the indebtedness of the Company denominated in foreign currency designated as hedge of the net foreign investment, actuarial gains and losses for defined benefit plans and the related tax effect (Note 27).

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

General Resolution N° 593/2011 issued by the CNV provided that Shareholders in the Meetings at which they should decide upon the approval of financial statements in which the Retained earnings account has a positive balance, should adopt an express resolution as to the allocation of such balance, whether to dividend distribution, capitalization, setting up of reserves or a combination of these. The Company’s Shareholders complied with these requirements at their meeting held on March 29, 2012 (Note 26).

Distribution of dividends

The cash dividend is recognized as a liability in PESA’s financial statements in the year in which they are approved by the shareholders of the Company.

Other items in Equity

The “Other” financial statement line corresponds to the amount generated by the acquisition of PELSA (note 17.5), operation defined as a business combination of companies under common control, which affected retained earnings in (693), determined as the difference between the carrying amount of assets and liabilities at the date of the transaction and the amount paid. Total distributable retained earnings are reduced by the balance of this item.

2.6.9. Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the amount of income or loss attributable to Shareholders of the Company by the weighted average number of ordinary shares outstanding during the year.

Since the Company does not have preferred shares or debt convertible into shares, basic and diluted earnings per share are the same.

2.6.10. Revenue recognition

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

Revenues from oil and natural gas production in which the Company has a joint interest with other producers are recognized on the basis of the net working interest, regardless of actual assignment. Any imbalance between actual and contractual assignment will result in the recognition of an amount payable or receivable according to the actual share in production, whether above or below the production resulting from the Company’s contractual interest in the consortium. As of December 31, 2013, 2012 and January 1, 2012 gas imbalance liabilities were 3, 3 and 4, respectively, attributable to 47, 47 and 57 million cubic meters, respectively.

The Company performs diesel oil and gasoline sale transactions with other refining companies in different geographical areas to optimize the logistics chain. These transactions are disclosed on a net basis in the Statement of Income.

Revenues arising from the rendering of services are measured at the fair value of the consideration received or receivable, taking into account the estimated amount of any discount, thus determining the net amounts. Revenues are recognized when all of the following conditions are satisfied:

(a)	the amount of revenue can be measured reliably;

(b)	it is probable that the economic benefits associated with the transaction will flow to the entity;

(c)	the stage of completion of the transaction at the end of the reporting period can be measured reliably; and

(d)	the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

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

The Company uses the information obtained from the calculation of reserves in the determination of depreciation of assets used in the areas of oil and gas, as well as assessing the recoverability of these assets (Notes 2.6.4.3., 2.6.4.4. and 17.2).

3.2. Provision for well abandonment

Well abandonment liabilities after completion of operations require the Company’s Management to estimate the number of wells, long-term well abandonment costs and the time remaining until abandonment. It is worth a mention that technology, costs and political, environmental and safety considerations constantly change and may result in differences between actual future costs and estimates.

3.3. Impairment of assets

For the purpose of assessing recoverability of non-financial assets, assets are grouped at the lower levels for which there are individually identifiable cash flows (cash generating units). For this purpose, each associated company and each jointly controlled company is considered a cash generating unit.

The methodology used for estimating the recoverable amount of assets mainly consists in determining the value in use.

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

The Company evaluates whether there would be additional expenses directly associated to the ultimate resolution of each contingency, which will be included in the provision if they may be reasonably estimable. If the assessment indicates that a potential loss contingency is not probable but is not remote, is possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

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

3.6. Employment benefit

Actuarial commitments with employee benefit plans are recognized as liabilities in the statement of financial position based on actuarial estimates revised annually by an independent actuary, using the projected unit credit method.

The present value of pension plan obligations depends on multiple factors that are determined according to actuarial estimates which are revised annually by an independent actuary, net of the fair value of the plan assets, when applicable. To such effect, certain assumptions are used including the discount rate and wage growth rate assumptions.

4. Financial and non-financial equity risk management

4.1. Risk management objectives and policies

In performing its operations, the Company is exposed to a series of risks associated to the markets in which it operates.

The Company adopts an integrated risk management methodology, which is not focused on the individual risks of the operations of its business units but on a wider monitoring of risks affecting its entire portfolio.

The Company’s risk management strategy, in line with its business strategy, seeks to achieve a balance between profitability goals and its exposure to risk.

The Company and its subsidiaries are not engaged in or trade in derivative financial instruments for speculative purposes.

The Board of Directors establishes the policies for managing each of the risks set out below, which have been applied consistently in the years included in these financial statements:

4.1.1. Financial risks management

4.1.1.1 Exchange rate risks

The Company’s results of operations and financial position are sensitive to changes in the exchange rates between the currencies in which transactions are carried out and the functional currency of each subsidiary.

The Company is mainly exposed to changes in the peso exchange rate against the U.S. dollar. Petrobras Argentina’s exposure to currencies other than the US dollar is not significant.

The Company has a net asset position in foreign currency because a significant portion of its debt is designated as hedges of investment in foreign currency, so the exchange differences generated by this debt are recognized in “Other comprehensive income”.

The carrying amounts of assets and liabilities denominated in foreign currencies at the end of each fiscal year under report, including designated debt coverage indicated above, are as follows:

	Foreign currency and amount		Exchange rate	Book value in local currency		Foreign currency and amount		Exchange rate	Book value in local currency
CURRENT ASSETS					CURRENT LIABILITIES
Cash and cash equivalents	USD	89.6	8.55	766	Accounts payable	USD	153.8	8.55	1315
	EU	0.1	10.42	1		EU	0.2	10.42	2

	Bol	3.6	1.37	5					1,317

				772

					Short-term debt	USD	7.8	8.55	67

Trade receivables	USD	53.9	8.55	461

					Payroll and social security taxes	USD	0.1	8.55	1
Other receivables	USD	109.6	8.55	937		$Bol	15.4	1.23	19

	$Bol	20.3	1.23	25					20

	Bol	28.5	1.37	39

				1,001	Taxes payable	USD	2.5	8.55	21

						EU	0.2	10.42	2

									23

					Provisions	USD	128.2	8.55	1096
						$Bol	1.6	1.23	2

									1,098

	TOTAL 12/31/2014			2,234		TOTAL 12/31/2014			2,525

	TOTAL 12/31/2013			1,996		TOTAL 12/31/2013			1,762

	TOTAL 12/31/2012			1,775		TOTAL 12/31/2012			2,280

NON-CURRENT ASSETS					NON CURRENT LIABILITIES
Other receivables	USD	5.7	8.55	49	Long-term debt	USD	299.6	8.55	2,562

	$Bol	20.3	1.23	25

				74	Provisions	USD	243.9	8.55	2,085

Other investments	USD	12.4	8.55	106

	TOTAL 12/31/2014			180		TOTAL 12/31/2014			4,647

	TOTAL 12/31/2013			295		TOTAL 12/31/2013			3,906

	TOTAL 12/31/2012			225		TOTAL 12/31/2012			3,067

TOTAL ASSETS	TOTAL 12/31/2014			2,414	TOTAL LIABILITIES	TOTAL 12/31/2014			7,172

	TOTAL 12/31/2013			2,291		TOTAL 12/31/2013			5,668

	TOTAL 12/31/2012			2,000		TOTAL 12/31/2012			5,347

USD	Millons United States Dollars
$Bol	Millons Bolivian Pesos
Bol	Millons Bolivares
EU	Millons Euros

During the year 2014, between March and November, the Company used derivative financial instruments, which did not produce significant results.

During the year 2013, between July and October, the Company used derivative financial instruments, which did not produce significant results.

As of December 31, 2012, the Company was not engaged in any derivative financial instruments to mitigate risks associated with exchange rate fluctuations.

Exchange rate sensitivity analysis

Considering the financial position as of December 31, 2014, Management estimates that each P$0.10 increase or decrease in the exchange rate against the U.S. dollar would result in a profit or loss before tax of 7 and no significant charges would result in line “Other comprehensive income” for the conversion of foreign operations, net of debt designated as a hedge. This sensitivity analysis is not inherent foreign exchange risk.

Management estimated, based on the financial position as of December 31, 2013 that for every increase or decrease in the exchange rate of 20% against the U.S. dollar would result in a profit or loss before taxes of 160 and an increase or decrease of 130 in line “Other comprehensive income”.

Management estimated, based on the financial position as of December 31, 2012 that each P$0.10 increase in the exchange rate against the U.S. dollar would result in a gain or loss before taxes of 7 and a reduction in equity of 68.

4.1.1.2 Interest rate risks

Management of interest rate risk aims at reducing financial costs and the Company’s exposure to interest rate increases.

As of December 31, 2014, 2013 and 2012 approximately 98%, 90% and 93%, respectively, of our total financial debt was subject to fixed interest rates while the remaining portion was subject to variable interest rates. Information regarding the financing of the Company and related interest rates is included in Note 20.

During the years ended December 31, 2014, 2013 and 2012, Petrobras Argentina was not engaged in any derivative financial instruments to mitigate the risks of interest rate fluctuations.

Interest rate sensitivity analysis

As of December 31, 2014, 2013 and 2012 the Company’s debt subject to variable interest rates was 48, 220 and 189, respectively. Considering the low amount of debt in 2014, 2013 and 2012, the Company is not currently exposed to a significant cash flow risk as a consequence of interest rate fluctuations.

4.1.1.3 Liquidity risk

The liquidity risk relates to the Company’s lack of sufficient funds to comply with all its economic, labor or business commitments.

The liquidity risk is associated with the Company’s ability to finance its commitments and carry out its business plans with stable sources of financing, as well as with the indebtedness level and the maturity profile of the financial debt.

The Company has a Liquidity Policy approved by the Board, the main principles are to preserve capital and maintain immediate liquidity. As part of this policy, maintains availability of cash resources, other liquid financial instruments and uncommitted credit lines in sufficient volume to meet the maturities of financial and commercial obligations, plus a balance between short and long debt term.

The Company has a funding policy that provides guidelines to avoid concentration in funding sources and credit counterparties.

It also uses a methodology for the analysis and setting of credit limits when placing investments in different financial institutions and mutual funds in order to minimize any associated credit risk.

Liquidity rate

The Company’s liquidity ratio as of December 31, 2014, 2013 and 2012 is shown below:

	2014	2013	2012
Current assets	8,883	6,596	6,024
Current liabilities	5,895	4,028	4,342

Liquidity rate	1.51	1.64	1.39

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

			2014
	Note		Accounts payable	Others contractual commitments	Loans	Total
Liabilities
Without any established term			—	—	—	—
With established term:
- Due	(a	)	159	—	—	159
To become due
- Up to one year			2,890	11,093	154	14,137
- From one to three years			—	6,650	2,814	9,464
- From three to five years			—	3,134	—	3,134
- Over five years			—	8,444	—	8,444

Total amount to become due			2,890	29,321	2,968	35,179

Total amount with established term			3,049	29,321	2,968	35,338

Total			3,049	29,321	2,968	35,338

			2013
	Note		Accounts payable	Others contractual commitments	Loans	Total
Liabilities
Without any established term			—	—	—	—
With established term:
- Due	(a	)	198	—	—	198
To become due
- Up to one year			2,355	10,057	308	12,720
- From one to three years			7	2,478	310	2,795
- From three to five years			—	1,099	2,000	3,099
- Over five years			—	8,085	—	8,085

Total amount to become due			2,362	21,719	2,618	26,699

Total amount with established term			2,560	21,719	2,618	26,897

Total			2,560	21,719	2,618	26,897

			2012
	Note		Accounts payable	Others contractual commitments	Loans	Total
Liabilities
Without any established term			165	—	—	165
With established term:
- Due	(a	)	155	—	—	155
To become due
- Up to one year			1,708	3,696	1,183	6,587
- From one to three years			7	2,108	262	2,377
- From three to five years			—	1,409	1,599	3,008
- Over five years			—	5,033	—	5,033

Total amount to become due			1,715	12,246	3,044	17,005

Total amount with established term			1,870	12,246	3,044	17,160

Total			2,035	12,246	3,044	17,325

(a)	Corresponds to less than three months.

4.1.1.4 Credit risk

The Company has a Credit Policy approved by its Board of Directors that establishes guidelines and criteria for granting loans to customers. The Company constantly performs credit evaluations of the financial ability of its clients to minimize the potential risk of bad debt losses.

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

As of December 31, 2014 the Company’s trade receivables amounted to 3,005, of which 98% was due within one year and 4% was classified as non-current, and related to CAMMESA (an Argentine company engaged in buying electricity from power generation companies and selling it to distribution companies). Except for CAMMESA (which represents approximately 37% of total trade receivables), the Company does not have a significant credit risk concentration, such exposure being fragmented into a large number of customers and other counterparties. No other customer concentrates a significant percentage of total trade receivables.

Credit risk associated with cash and cash equivalents and other financial investments is limited by the policy to operate only with counterparties (bank institutions) with adequate credit ratings. The Company also has a liquidity policy in place.

4.1.1.5 Capital management

The main purpose of the Company’s capital management is to maintain a good credit rating and safe debt-to-equity ratios in order to sustain the Company’s business and maximize shareholders’ value.

In addition, Petrobras Argentina seeks to maintain a cash generation level by its operating activities to fund its investment plan and fulfill all its financial commitments. In the years ended December 31, 2014, 2013 and 2012, cash provided by operating activities amounted to 4,646, 2,778 and 2,902, respectively.

The Board of Directors of the companies over which Petrobras exercises significant influence or joint control establishes its own risk management policies.

Debt-to-equity ratio:

The Company’s debt-to-equity ratio as of December 31, 2014, 2013 and 2012 is as follows:

	2014	2013	2012
Total liabilities	11,817	9,167	8,276
Equity	12,615	11,695	10,571

Debt-to-equity ratio	0.94	0.78	0.78

4.1.2 Non-Financial risks management

Commodity price risks

Petrobras Argentina’s operations are affected by a number of factors which are beyond the Company’s control, including the changes in the market price of its products, governmental regulations on prices, taxes and other charges, royalties and other factors.

In Argentina, the prices of energy products sector are mainly determined by local regulations. Fluctuations in international prices only partially affect the domestic market.

As of December 31, 2013, 2012 and 2011, Petrobras Argentina did not use derivative financial instruments to mitigate the risks associated with commodity price fluctuations.

4.2. Financial instruments by category

As of December 31, 2014, 2013 and 2012, the categories of financial instruments were as follows:

	2014
	Financial assets at fair value through results	Loans and receivables	Total
CURRENT ASSETS
Cash and cash equivalents	1,266	1,012	2,278
Other investments	—	33	33
Trade receivables	—	2,945	2,945
Other receivables	—	1,408	1,408

Total current assets	1,266	5,398	6,664

NON-CURRENT ASSETS
Trade receivables	—	60	60
Other receivables	—	96	96
Other investments	—	153	153

Total non-current assets	—	309	309

Total assets	1,266	5,707	6,973

CURRENT LIABILITIES
Accounts payable	—	3,045	3,045
Short-term loans	—	92	92

Total current liabilities	—	3,137	3,137

NON-CURRENT LIABILITIES
Accounts payable	—	4	4
Long-term loans	—	2,587	2,587

Total non-current liabilities	—	2,591	2,591

Total liabilities	—	5,728	5,728

	2013
	Financial assets at fair value through results	Loans and receivables	Total
CURRENT ASSETS
Cash and cash equivalents	846	347	1,193
Other investments	—	23	23
Trade receivables	—	2,519	2,519
Other receivables	—	1,187	1,187

Total current assets	846	4,076	4,922

NON-CURRENT ASSETS
Trade receivables	—	73	73
Other receivables	—	166	166
Other investments	—	301	301

Total non-current assets	—	540	540

Total assets	846	4,616	5,462

CURRENT LIABILITIES
Accounts payable	—	2,553	2,553
Short-term loans	—	208	208
Payroll and social security taxes	—	—	—
Taxes payable
Provisions			—

Total current liabilities	—	2,761	2,761

NON-CURRENT LIABILITIES
Accounts payable	—	7	7
Long-term loans	—	2,024	2,024

Total non-current liabilities	—	2,031	2,031

Total liabilities	—	4,792	4,792

	2012
	Financial assets at fair value through results	Loans and receivables	Total
CURRENT ASSETS
Cash and cash equivalents	331	929	1,260
Other investments	—	20	20
Trade receivables	—	2,168	2,168
Other receivables	—	1,432	1,432

Total current assets	331	4,549	4,880

NON-CURRENT ASSETS
Trade receivables	—	86	86
Other receivables	—	158	158
Other investments	—	279	279

Total non-current assets	—	523	523

Total assets	331	5,072	5,403

CURRENT LIABILITIES
Accounts payable	—	1,863	1,863
Short-term loans	—	1,108	1,108

Total current liabilities	—	2,971	2,971

NON-CURRENT LIABILITIES
Accounts payable	—	172	172
Long-term loans	—	1,558	1,558

Total non-current liabilities	—	1,730	1,730

Total liabilities	—	4,701	4,701

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

The estimated fair value of long-term loans as of December 31, 2014, 2013 and 2012, valued at amortized cost, except for financial instruments whose book values above approximate fair values, are as follows:

Long-term loans	2014	2013	2012
Book value	2,587	2,024	1,558
Fair value	2,558	2,281	1,630

4.4. Fair Value by hierarchy levels

Fair value is a market-based measurement based on assumptions that market participants would use in pricing the asset or liability. The Company uses the following three-tier fair value hierarchy which prioritizes the inputs observables used to measure fair value:

•	Level 1: Observable inputs such as quoted prices in active markets;

•	Level 2: Inputs other than quoted prices in active markets that are observable either directly or indirectly; and

•	Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

If one or more significant inputs were not based on observable market data, related financial instruments are included in Level 3.

	2014
	Level 1	Level 2	level 3	Total
CURRENT ASSETS
Cash and cash equivalents	1,266	—	—	1,266
Total current assets	1,266	—	—	1,266

Total assets	1,266	—	—	1,266

Total liabilities	—	—	—	—

	2013
	Level 1	Level 2	level 3	Total
CURRENT ASSETS
Cash and cash equivalents	846	—	—	846
Total current assets	846	—	—	846

Total assets	846	—	—	846

Total liabilities	—	—	—	—

	2012
	Level 1	Level 2	level 3	Total
CURRENT ASSETS
Cash and cash equivalents	331	—	—	331
Total current assets	331	—	—	331

Total assets	331	—	—	331

Total liabilities	—	—	—	—

5. Information by segments

The Company prepares this information based on business segment criteria and also prepares relevant information by geographical area.

5.1. Business segments:

The business segments were defined according to the regular way in which management analyzes information in decision making applying IFRS’s accounting policies. Transactions between business segments are conducted during the ordinary course of business at market terms and prices. The terms and conditions of these transactions are comparable to those offered by or obtained from non-related parties.

Below is detailed information on each business segment identified by the Company’s Management:

	2014
	Oil and Gas
	Exploration	Refining		Gas	Corporate
	and	and		and	Other and
	Production	Distribution	Petrochemicals	Energy	Eliminations	Total
Current assets	3,324	2,100	1,177	1,724	558	8,883
Investment in companies under joint ventures	—	—	—	491	—	491
Investments in associates	2,733	246	—	—	—	2,979
Other Investments	106	—	—	51	(4)	153
Property, plant and equipment	8,985	1,264	496	737	107	11,589
Non-current other assets	140	50	59	72	16	337

Total assets	15,288	3,660	1,732	3,075	677	24,432

Total liabilities	6,072	2,443	514	647	2,141	11,817

	2013
	Oil and Gas
	Exploration	Refining		Gas	Corporate
	and	and		and	Other and
	Production	Distribution	Petrochemicals	Energy	Eliminations	Total
Current assets	2,468	1,784	991	1,382	(29)	6,596
Investment in companies under joint ventures	—	—	—	497	—	497
Investments in associates	3,376	192	—	—	—	3,568
Other Investments	109	—	—	64	128	301
Property, plant and equipment	7,105	1,213	458	641	107	9,524
Non-current other assets	92	51	41	159	33	376

Total assets	13,150	3,240	1,490	2,743	239	20,862

Total liabilities	4,889	2,233	574	603	868	9,167

	2012
	Oil and Gas
	Exploration	Refining		Gas	Corporate
	and	and		and	Other and
	Production	Distribution	Petrochemicals	Energy	Eliminations	Total
Current assets	1,925	1,252	786	1,251	810	6,024
Investment in companies under joint ventures	—	—	—	689	—	689
Investments in associates	2,847	159	—	—	—	3,006
Other Investments	99	—	—	82	98	279
Property, plant and equipment	6,067	1,196	389	732	96	8,480
Non-current other assets	110	51	42	140	26	369

Total assets	11,048	2,658	1,217	2,894	1,030	18,847

Total liabilities	3,867	1,563	344	578	1,924	8,276

	2014
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate Other and Eliminations	Total

Consolidated Statement of Income
Sales
To third parties	4,453	11,280	4,333	3,279	—	23,345
Inter-segment	6,100	196	103	208	(9,214)	(2,607)

	10,553	11,476	4,436	3,487	(9,214)	20,738

Cost of sales	(7,019)	(10,168)	(3,626)	(2,796)	9,119	(14,490)

Gross profit	3,534	1,308	810	691	(95)	6,248

Administrative and selling expenses	(520)	(964)	(216)	(152)	(564)	(2,416)
Exploration expenses	(70)	—	—	—	—	(70)
Other operating income (expenses), net	(379)	(29)	(89)	20	(302)	(779)
Share of net loss of equity accounted investments	(1,830)	97	—	(2)	—	(1,735)

Operating income (loss)	735	412	505	557	(961)	1,248

Interest income	(27)	34	87	99	635	828
Interest expense	(251)	(161)	(63)	(19)	(262)	(756)
Income tax	(325)	(39)	—	(2)	(376)	(742)

Net income (loss)	132	246	529	635	(964)	578

	2013
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate Other and Eliminations	Total

Consolidated Statement of Income
Sales
To third parties	1,814	7,845	3,177	2,504	—	15,340
Inter-segment	6,024	301	171	200	(6,696)	—

	7,838	8,146	3,348	2,704	(6,696)	15,340

Cost of sales	(5,501)	(7,352)	(2,827)	(2,218)	6,638	(11,260)

Gross profit	2,337	794	521	486	(58)	4,080

Administrative and selling expenses	(350)	(728)	(155)	(98)	(466)	(1,797)
Exploration expenses	(82)	—	—	—	—	(82)
Other operating (expenses) income, net	(227)	106	(60)	(3)	(387)	(571)
Share of net loss of equity accounted investments	(336)	44	—	13	—	(279)

Operating income (loss)	1,342	216	306	398	(911)	1,351

Interest income	(29)	30	41	58	600	700
Interest expense	(200)	(140)	(52)	(23)	(232)	(647)
Income tax	(270)	(17)	—	—	(265)	(552)

Net income (loss)	843	89	295	433	(808)	852

	2012
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate Other and Eliminations	Total

Consolidated Statement of Income
Sales
To third parties	1,042	6,654	2,713	2,356	—	12,765
Inter-segment	5,071	303	194	166	(5,734)	—

	6,113	6,957	2,907	2,522	(5,734)	12,765
Cost of sales	(4,246)	(6,384)	(2,683)	(2,089)	5,783	(9,619)

Gross profit	1,867	573	224	433	49	3,146

Administrative and selling expenses	(263)	(585)	(110)	(76)	(396)	(1,430)
Exploration expenses	(212)	—	—	—	—	(212)
Other operating (expenses) income, net	(194)	13	38	224	(202)	(121)
Share of net loss of equity accounted investments	(126)	11	—	(33)	—	(148)

Operating income (loss)	1,072	12	152	548	(549)	1,235

Interest income	25	28	20	58	311	442
Interest expense	(228)	(74)	(31)	(11)	(168)	(512)
Income tax	(120)	(19)	—	(3)	(350)	(492)

Net income (loss)	749	(53)	141	592	(756)	673

Other relevant information

	2014
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate Other and Eliminations	Total
Additions of property, plant and equipment	4,189	171	78	195	22	4,655

Depreciation of property, plant and equipment uncluded in:
Cost of sales	2,367	53	40	98	—	2,558
Administrative and selling expenses	30	23	—	—	21	74

Total	2,397	76	40	98	21	2,632

	2013
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate Other and Eliminations	Total
Additions of property, plant and equipment	2,437	164	102	9	29	2,741

Depreciation of property, plant and equipment uncluded in:
Cost of sales	1,943	60	32	96	—	2,131
Administrative and selling expenses	19	26	—	—	18	63

Total	1,962	86	32	96	18	2,194

	2012
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate Other and Eliminations	Total
Additions of property, plant and equipment	1,696	207	65	13	13	1,994

Depreciation of property, plant and equipment uncluded in:
Cost of sales	1,494	60	36	94	—	1,684
Administrative and selling expenses	14	25	—	—	15	54

Total	1,508	85	36	94	15	1,738

Products	Business Segment	2014	2013	2012
Crude oil	Oil and Gas Exploration and Production / Refining and Distribution	9,163	7,146	5,944
Gas Oil	Refining and Distribution	4,910	3,229	2,579
Gasoline	Refining and Distribution	3,101	2,260	1,699
Electricity	Gas and Energy	1,412	1,366	1,598
Gas	Oil and Gas Exploration and Production	4,555	2,730	2,117
Styrene	Petrochemicals	974	810	627
Polystyrene	Petrochemicals	1,112	749	607
Others	-	(4,488)	(2,950)	(2,406)

		20,738	15,340	12,765

5.2. Relevant information by geographical area

Below is information on assets, sales, operating income and equity in earnings of affiliates aggregated by geographical area:

	2014
	Argentina	Venezuela	Bolivia	Ecuador	Other and eliminations	Total
Current assets	8,005	108	168	593	9	8,883
Investment in joint ventures	491	—	—	—	—	491
Investments in associates	312	2,667	—	—	—	2,979
Other receivables	67	86	—	—	—	153
Property, plant and equipment	11,262	—	325	2	—	11,589
Non-current other assets	289	—	4	44	—	337

Total assets	20,426	2,861	497	639	9	24,432

	2013
	Argentina	Venezuela	Bolivia	Ecuador	Other and eliminations	Total
Current assets	5,931	39	151	465	10	6,596
Investment in joint ventures	497	—	—	—	—	497
Investments in associates	237	3,078	—	253	—	3,568
Other receivables	80	93	—	128	—	301
Property, plant and equipment	9,020	—	501	3	—	9,524
Non-current other assets	340	—	3	31	2	376

Total assets	16,105	3,210	655	880	12	20,862

	2012
	Argentina	Venezuela	Bolivia	Ecuador	Other and eliminations	Total
Current assets	5,537	46	92	336	13	6,024
Investment in joint ventures	689	—	—	—	—	689
Investments in associates	203	2,634	—	169	—	3,006
Other receivables	95	86	—	98	—	279
Property, plant and equipment	8,244	—	233	2	1	8,480
Non-current other assets	347	—	2	17	3	369

Total assets	15,115	2,766	327	622	17	18,847

	2014
	Argentina	Venezuela	Bolivia	Ecuador	Other and eliminations	Total
Sales (a)	20,546	—	192	—	—	20,738
Operating income (loss)	3,223	(1,425)	(58)	(487)	(5)	1,248

	2013
	Argentina	Venezuela	Bolivia	Ecuador	Other and eliminations	Total
Sales (a)	15,151	—	152	—	37	15,340
Operating income (loss)	1,661	(376)	60	5	1	1,351

	2012
	Argentina	Venezuela	Bolivia	Ecuador	Other and eliminations	Total
Sales (a)	12,597	—	129	—	39	12,765
Operating income (loss)	1,431	(158)	86	(104)	(20)	1,235

(a)	Entirely related to sales to third parties.

6. Cost of sales

The Company’s cost of sales and the relevant expenses charged to cost of sales are broken down as follows:

	Notes	2014	2013	2012
Inventories at the beginning of the year		1,368	1,068	1,009
Purchases, consumptions and other		6,681	4,762	4,358
Expenses attributable to cost of sales	6.1	8,459	6,798	5,320

		16,508	12,628	10,687
Inventories at the end of the year		(2,018)	(1,368)	(1,068)

Cost of sales		14,490	11,260	9,619

6.1. Expenses attributable to cost of sales

	2014	2013	2012
Salaries and wages	755	604	485
Other benefits to personnel	165	132	87
Taxes, charges and contributions	39	25	16
Fees and professional advisory	4	4	4
Depreciation of property, plant and equipment	2,558	2,131	1,684
Oil and gas royalties	1,560	1,128	823
Spare parts and repairs	619	580	485
Transportation and freights	228	179	184
Procurement of works and services	2,325	1,812	1,397
Fuel, gas, energy and other	130	119	83
Other operating costs and consumptions	193	150	115
Expense reimbursements	(117)	(66)	(43)

	8,459	6,798	5,320

7. Administrative and selling expenses

	2014	2013	2012
Salaries and wages	779	665	584
Other benefits to personnel	183	160	112
Taxes, charges and contributions	477	340	244
Fees and professional advisory	142	100	82
Depreciation of property, plant and equipment	74	63	54
Spare parts and repairs	108	60	51
Transportation and freights	441	343	254
Procurement of works and services	213	133	121
Fuel, gas, energy and other	13	10	8
Other operating costs and consumptions	104	57	62
Expense reimbursements	(118)	(134)	(142)

	2,416	1,797	1,430

8. Exploration expenses

	2014	2013	2012
Geological and geophysical expenses	59	55	44
Abandoned and non-productive well write-downs	11	27	168

	70	82	212

9. Other operating expenses, net

	Notes	2014	2013	2012
Advisory services rendered to other companies		42	39	37
Taxes on bank transactions		(262)	(197)	(147)
Contingencies		(109)	(103)	(30)
Enviromental costs		(193)	(27)	—
Result from sale of Puesto Hernández	29.6	181	—	—
Result from sale of Distrilec S.A.	17.1.1	—	(34)	—
Impairment Cola y Caranda	19	(94)	—	—
Impairment Santa Cruz II	19	—	(11)	—
Disposal of property, plant and equipment		(10)	(30)	23
Writedown of contractual credit in Ecuador	30	—	—	(61)
CIESA debt restructuring	17.1.4	—	—	221
Other		(334)	(208)	(164)

		(779)	(571)	(121)

10. Financial results

	Note	2014	2013	2012
Financial income
Interest and other		274	268	148
Foreign exchange gains	4.1.1.1	554	432	294

		828	700	442

Financial costs
Interest and other		(509)	(386)	(356)
Foreign exchange losses	4.1.1.1	(247)	(261)	(156)

		(756)	(647)	(512)

11. Current and deferred income tax

The Company’s tax expense and deferred tax balances are as follows:

	2014			2013			2012
	Recorded in			Recorded in			Recorded in
	Statement of income	OCI (a)	Total	Statement of income	OCI (a)	Total	Statement of income	OCI (a)	Total
Income tax for the year
Current	(1,246)	334	(912)	(703)	330	(373)	(579)	121	(458)
Deferred	504	(408)	96	151	(345)	(194)	87	(124)	(37)

Total income tax	(742)	(74)	(816)	(552)	(15)	(567)	(492)	(3)	(495)

(a)	It relates to the tax effect of exchange differences resulting from: (i) revaluation of net investments in foreign operations (with effect on deferred tax), and (ii) revaluation of indebtedness denominated in foreign currency designated as hedge for that investment (with effect on current tax).

Deferred tax assets	Carryforward tax losses	Reserves and provisions	Pension plan obligations	Equity interest in affiliates	Property, plant and equipment	Other Credits	Other	Valuation allowance	Total assets
12/31/2011	11	156	62	28	—	132	67	(149)	307

Recorder in
Statement of income	(9)	(54)	21	(25)	(2)	19	23	(13)	(40)
Equity	—	—	3	—	—	—	2	—	5
Acquisition of PELSA	—	3	10	—	5	—	—	—	18

12/31/2012	2	105	96	3	3	151	92	(162)	290

Recorder in
Statement of income	121	(56)	32	6	3	49	(25)	(174)	(44)
Equity	—	—	(5)	—	—	—	—	—	(5)

12/31/2013	123	49	123	9	6	200	67	(336)	241

Recorder in
Statement of income	(2)	(14)	49	(4)	26	63	83	(61)	140
Equity	—	—	(1)	—	—	—	—	—	(1)

12/31/2014	121	35	171	5	32	263	150	(397)	380

Deferred tax liabilities	Property, plant and equipment and other assets	Prepaid expenses	Equity interest in affiliates	Other	Total liabilities
12/31/2011	(227)	(4)	(278)	(45)	(554)

Recorder in
Statement of income	119	2	36	(30)	127
Equity	—	—	(121)	(8)	(129)
Acquisition of PELSA	(14)	—	—	(74)	(88)

12/31/2012	(122)	(2)	(363)	(157)	(644)

Recorder in
Statement of income	151	1	194	(151)	195
Equity	—	—	(340)	—	(340)

12/31/2013	29	(1)	(509)	(308)	(789)

Recorder in
Statement of income	(348)	—	532	180	364
Equity	—	—	(407)	—	(407)

12/31/2014	(319)	(1)	(384)	(128)	(832)

	Deferred tax assets	Deferred tax liabilities	Total
12/31/2011	307	(554)	(247)

Recorder in
Statement of income	(40)	127	87
Equity	5	(129)	(124)
Acquisition of PELSA	18	(88)	(70)

12/31/2012	290	(644)	(354)

Recorder in
Statement of income	(44)	195	151
Equity	(5)	(340)	(345)

12/31/2013	241	(789)	(548)

Recorder in
Statement of income	140	364	504
Equity	(1)	(407)	(408)

12/31/2014	380	(832)	(452	)(b)

(a)	Management evaluates the recoverability of carryforward tax losses and the remaining temporary differences taking into consideration, among other elements, the projected net income, tax planning strategies, timeliness of future taxable income, the date of expiration of the carryforward tax losses, the future reversals of the existing temporary differences and the recent year tax history. All the evidence available, both positive and negative, is duly weighted and considered in the analysis.
(b)	47 shown in “Deferred Tax Assets” and (499) in “Deferred Tax Liabilities.”

The reconciliation of the income tax expense in the statements of income and the one that would result from the application of the prevailing income tax rate of the 35% to the income before taxes and the non-controlling interest is as follow:

	Note		2014	2013	2012
Income before income tax			1,320	1,404	1,165
Blended income tax rate			35%	35%	35%

Income for the period at statutory tax rate			(462)	(491)	(408)
- Items on translation of financial statements			(154)	(121)	—
- Share of net loss of equity accounted investees			(164)	8	16
- Sales in equity interest			—	121	—
- Permanent differences in foreign subsidiaries			3	6	(1)
- Cash dividends and other investments items			16	20	1
- Others			13	35	(96)

Subtotal			(748)	(422)	(488)
- Change allowance for active differences	(a	)	6	(130)	(4)

			(742)	(552)	(492)

(a)	It corresponds mainly to the sale of equity investments.

Carryforward tax losses may be used through the dates indicated below:

	2014	2013	2012
2015	2	2	2
2017 onwards	119	121	—

	121	123	2

Income tax assets and liabilities:

	2014	2013	2012
Included in current other receivables	27	226	24
Included in taxes payable	485	86	136

12. Earnings per share

The Company’s Shareholders Meeting held on March 29, 2012 resolved to capitalize retained earnings of 1,009, through the issuance of 1,009,618,410 common shares of a Nominal Value of P$1 and entitled to one vote per share.

Basic and diluted earnings per share attributable to the controlling company’s shareholders are calculated as follows:

	2014	2013	2012
Numerator:
Income attributable to shareholders of parent company	458	779	618
Denominator:
Weighted average number of ordinary shares	2,019,236,820	2,019,236,820	2,019,236,820

There have been no transactions involving common shares or potential common shares between the year closing date and the presentation of these financial statements.

13. Cash and cash equivalents

	2014	2013	2012
Cash and banks	177	116	156
Time deposits	835	231	773
Mutual funds	1,266	846	331

Cash and cash equivalents	2,278	1,193	1,260

Additional information about Cash Flows

The Company uses the indirect method which requires adjustments to net income for the year to calculate cash provided by operations.

The main transactions that did not have an impact on cash and cash equivalent and were excluded from the statements of cash flow as of December 31, 2014, 2013 and 2012 are the following:

	2014	2013	2012
Acquisition of property, plant and equipment	49	216	12
Acquisition of property, plant and equipment related to oil and gas areas	670	—	—

14. Trade receivables

			2014		2013		2012
	Note		Current	Non-current	Current	Non-current	Current	Non-current
Receivables
Petrochemical			474	—	463	—	313	—
Refining and distribution			616	6	541	6	452	7
Oil and gas exploration and production			370	92	323	74	294	57
Gas and energy			1,474	49	1,183	62	1,058	75
Related companies	28		67	—	43	—	92	—

			3,001	147	2,553	142	2,209	139
Less: Allowance for doubtful	(a	)	(56)	(87)	(34)	(69)	(41)	(53)

	(b	)	2,945	60	2,519	73	2,168	86

a)	The activity in the years ended December 31, 2014, 2013 and 2012, includes (40), (9) and (16) charged to “Administrative and selling expenses”.
b)	As of December 31, 2014, 2013 and 2012 current trade receivables include an average of 8%, 4% and 4%, respectively of non-impaired past due, which do not exceed a period of 3 months.

15. Other receivables

			2014		2013		2012
	Note		Current	Non-current	Current	Non-current	Current	Non-current
Joint ventures			8	—	67	—	72	—
Related companies	28		440	—	409	—	663	—
Tax credits			268	67	364	79	121	80
Contractual credit in Ecuador			458	—	347	—	263	—
Expenses reimbursements			1	—	2	—	2	—
Prepaid expenses			166	20	75	13	169	13
Credit for new projects in the mixed companies in Venezuela			—	756	—	574	—	434
Guarantee deposits			11	48	7	40	6	40
Allowance for other receivables	(a	)	—	(756)	—	(574)	—	(434)
Receivables from the sale of companies			—	—	—	—	29	—
Other			324	28	280	113	228	105

	(b	)	1,676	163	1,551	245	1,553	238

a)	Activity of (182), (140) y (54) in the years ended December 31, 2014, 2013 and 2012, respectively are shown in line “Other comprehensive income”. As of December 31, 2012 includes 143 related to write-offs.
b)	As of December 31, 2014, 2013 and 2012 current receivables include an average of 9%, 4% and 4%, respectively of non-provisioned due, which do not exceed a period of 3 months.

16. Inventories

	2014		2013		2012
	Current	Non-current	Current	Non-current	Current	Non-current
Crude oil stock	303	—	228	—	176	—
Raw materials and materials	645	67	426	58	297	45
Work progress and finished products	1,003	—	656	—	550	—

	1,951	67	1,310	58	1,023	45

17. Investments in related companies

17.1. Investments in joint ventures

	2014				2013	2012
	Description of securities			Book value	Book value	Book value
	Face value	Amount	Cost
CIESA	$1	159,704,674	596	491	497	487
Distrilec	—	—	—	—	—	202

			596	491	497	689

	Last available financial statement
	Date	Capital stock	Net income for the year	Equity	Percentage share	Main business
CIESA	12/31/2014	639	(10)	1,251	50.00	Investor

17.1.1. Distrilec

In the first quarter of 2013, the Company sold to Hidroelectrica Piedra del Águila S.A. and La Plata Cogeneración S.A. all of its direct and indirect interests in PEDASA and PFB, for an amount of US$ 35 million, with a loss of 34 shown under “Other operating expenses”, net (Note 9).

As of December 31, 2012, through PEDASA and PFB, the Company held an indirect ownership of 48.50% in Distrilec, parent company of EDESUR.

17.1.2. CIESA

The shareholders of CIESA, the parent company of TGS, may not sell their Class “A” shares representing 51% of TGS’s capital stock, without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.

17.1.3. Carrying value of the Company’s interests in CIESA and Distrilec

As of December 31, 2014, 2013 and 2012, the carrying value of the direct and indirect holding in CIESA was 491, 497 and 487, respectively.

As of December 31, 2012, the carrying value of the indirect interest in Distrilec amounted to 202, which included 19 and 25 from the allocation of the consideration paid for the indirect interest in Distrilec in excess of fair value of net assets acquired.

The book value of these interests does not exceed their recoverable value.

17.1.4. CIESA indebtedness

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

On May 10, 2011 CIESA entered into a Memorandum of Understanding with Pampa Energía S.A., Pampa Inversiones S.A. e Inversiones Argentina I Ltd. (Pampa Group), which also became the holder of the notes and on May 18, 2011, the parties to the CIESA Restructuring Agreement by which Pampa Group entered the agreement

On October 5, 2011, by note No. 11,362, ENARGAS have expressed no objections to the Settlement Regulatory Restructuring and said that the same may be enforced once the approval is obtained by the CNDC. As of the date of these financial statements, the authorization of the CNDC was not obtained.

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

As a result of the full settlement of CIESA’s total financial debt, in the third quarter of 2012 the Company recorded a gain of 291 for its shareholding in CIESA, of which 221 and 165 are charged to Other operating expenses, net and Share of net loss of equity accounted investments, respectively, with a charge of 95 in Income tax.

Pursuant to the Agreement referred to in this note and the resolutions adopted at CIESA’s Board of Directors’ Meeting held on October 23, 2012, on January 2, 2013 CIESA gave notice to the CNV of full payment of Corporate Bonds, and on May 30, 2013 CIESA was withdrawn from the Public Offering and Listing System.

17.1.5. Tariff situation of the public utility companies

17.1.5.1. General framework

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

17.1.5.2. TGS

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

Since more than one year has elapsed since publication of Decree No. 1.918/09 and given authorization of the suspension of the action for the protection of constitutional rights, this meaning a material change in the conditions determining the original recording of the tariff increase, TGS’s management resolved to: (i) discontinue recording the revenues attributable to the tariff increase, and (ii) reverse the amount receivable previously accounted for in fiscal year ended December 31, 2009 and 2010 TGS management’s decision does not imply a waiver of the rights conferred by Decree No. 1,918/09.

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

On April 7, 2014, through Resolution No. I-2852 ENARGAS approved tariff schedules applicable to the Natural Gas Transportation public utility provided by TGS, effective April 1, 2014. Tariff schedules provide for an increase in stages: an 8% increase as from April 1, 2014, an accumulated 14% increase since June 1, 2014 and an accumulated 20% increase since August 1, 2014.

This increase will be allocated to an investment plan to be implemented by TGS in connection with works in its transportation system to secure quality levels of the natural gas transportation service according to the Regulatory Framework of the natural gas industry.

Publication of tariff schedules represents the partial implementation of the Provisional Agreement entered into on October 9, 2008. In this respect, the Company will continue seeking the full implementation of the Provisional Agreement through the legal actions already initiated.

Investment CIESA / TGS

As of December 31, 2014 the book value of the investment in CIESA (TGS’s controlling shareholder ) is 491 and represents about 2% of the total assets of Petrobras Argentina.

17.2. Investment in associates

		2014					2013	2012
		Description of securities				Book value	Book value	Book value
	Note	Face value		Amount	Cost
OCP		U$S	0,01	31,500	98	—	253	169
Oleoductos del Valle S.A.			$10	2,542,716	61	65	44	43
Refinería del Norte S.A.			$1	26,108,083	63	246	192	159
Mixed Companies in Venezuela	(a)		—	—	2,714	7,834	5,981	4,437
Other					—	1	1	1
Allowance for impairment of investments	(b)				—	(5,167)	(2,903)	(1,803)

					2,936	2,979	3,568	3,006

	Last available financial statement
	Date	Capital stock	Net income for the year	Equity	Percentage share	Main business
Oleoductos del Valle S.A.	12/31/2014	110	90	296	23.10	Oil Transportation
Refinería del Norte S.A.	09/30/2014	92	305	883	28.50	Refining

(a)	Included Petrokariña S.A., Petroritupano S.A., Petroven-Bras S.A. and Petrowayú S.A
(b)	The activity for the years ended December 31, 2014, 2013 and 2012, includes (921), (580) and (189) charged to “Other comprehensive income” and (1.342), (520) and (285), charged to “Share of net loss of equity accounted investments”, respectively (see note 17.3).

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

As of December 31, 2014, 2013 and 2012 the carrying value of the Company’s direct and indirect interest in the mixed companies, net of impairment charges, is 2,667, 3,078 and 2,634, respectively. The recoverability of the referred investments is highly sensitive to crude oil price volatility, to economic, social and regulatory changes and, particularly, to the resulting business plans. In determining the recoverable value, the Company considered prices based on business plans, production curves, transaction costs at market values and investment needs to develop the reserves of such companies. Discount rates used to measure recoverable value consider the type of asset involved, the business segment and the country where operations are conducted. The Company performed a sensitivity analysis relating to the discount rate, an increase or decrease of a 1%, would imply a decrease of 83 or an increase of 94, in the net investment, respectively, representing approximately 0.4% of the total assets of the Company. Additionally, the Company performed a sensitivity analysis relating to the price of crude oil used in cash flow projections, considering a Brent crude oil price of USD 52 per barrel in 2015, increasing to USD 82 per barrel in the long term, an increase or decrease of a 10%, would imply an increase of 217 and a decrease of 256, in the net investment, respectively, representing approximately a 1% of the total assets of the Company.

Upon the execution of the pertinent agreements in connection with the migration of the operating agreements, in 2006, the Government of Venezuela recognized a divisible and transferable credit in favor of the private companies participating in the mixed companies in the amount of US$ 88.5 million for Petrobras Argentina’s equity interest, which does not accrue interest and could be applied to the payment of acquisition bonds to be used in any new mixed ownership project for oil exploration and production activities, or licenses for gas exploration and production operations in Venezuela. Since projects for the use of the credit recognized had not materialized, the efforts to transfer such credit to third parties had not been successful, and other alternative uses of the credit was not anticipated, in 2007 the Company recorded an allowance for the full amount of the credit. As of December 31, 2014, 2013 and 2012 the Company maintains allowances for impairment on this asset of 756, 574 and 434, respectively.

Impairment charge on investments in Oleoductos de Crudos Pesados (OCP)—Ecuador

As regards the interpretation conflicts between OCP and the Ecuadorian Tax Authorities, the Court of Justice issued rulings confirming the tax debt assessment in favor of the State, so OCP filed extraordinary actions for protection with the Constitutional Court. These actions were rejected by the Constitutional Court at the end of 2014.

OCP reports a deficit in its equity as of December 31, 2014. However, considering that Petrobras Argentina has not taken on any commitment to provide capital contributions or financial assistance to OCP, the shares have been valued at zero, with a net loss of 464 having been recognized in the fiscal year 2014, after giving effect to the capitalization during 2014 of a credit the Company held against OCP.

17.3. Share of net loss of equity accounted investments

	Note	2014	2013	2012
Mixed Companies in Venezuela	(a)	(1,385)	(357)	(162)
Refinería del Norte S.A.		97	44	11
Distrilec		—	—	(253)
CIESA	(b)	(6)	10	219
OCP		(464)	19	20
PELSA			—	26
Other		23	5	(9)

		(1,735)	(279)	(148)

(a)	Includes an allowance of 1,342, 520 and 285 for the years ended December 31, 2014, 2013 and 2012.
(b)	In 2012, includes 165 for the debt restructuring of CIESA. (Note 17.1.4)

17.4. Dividends collected

	Note	2014	2013	2012
Refinería del Norte S.A.		52	16	—
OCP		—	4	3
PELSA	17.5	—	—	9
Other		3	3	2

		55	23	14

17.5. Acquisition of PELSA

On May 31, 2012, the Company reached an agreement to acquire a 39.671% equity interest in Petrolera Entre Lomas S.A. from its controlling company Petrobras Participaciones S.L. for US$ 249.4 million. As from this date, Petrobras Argentina exercises control over Petrolera Entre Lomas S.A. with a shareholding of 58.88%.

The price agreed between the parties further includes a contingent payment to the seller for a period of 10 years from the acquisition to reflect the value of any identification of unconventional resources in commercially exploitable areas Entre Lomas, Bajada del Palo, Agua Amarga and Charco del Palenque. Such compensation will be done considering the market value of these resources to the valuation date, and will be conducted by an internationally renowned independent evaluator hired by agreement between the parties. As of the date of these financial statements unconventional commercially exploitable resources have not been identified, whereby the Company has not recognized liabilities related to this transaction.

When accounting for this acquisition, the Company recognized the subsidiary’s assets and liabilities at book value as of the transaction date. As the fair value of the net assets acquired was higher than book value, the Company recorded 693 in Equity (Note 2.6.8).

Effects PELSA consolidation in the financial statements of the Company:

The assets and liabilities incorporated in the May 31, 2012 were as follows:

Cash and cash equivalents	110
Property, plant and equipment	1,098
Other assets	369

Total assets	1,577

Total liabilities	546

The results incorporated since 1 June to December 31, 2012 are as follows:

Sales	841
Gross profit	327
Net incomes	80

If they had been consolidated since 1 January to December 31, 2012 the results have been incorporated as follows:

Sales	1,414
Gross profit	585
Net incomes	271

17.6. Information about interest in subsidiaries, associates, entities under joint control and other entities as of December 31, 2014

		% of Ownership and Votes
Subsidiaries	Country	Direct	Indirect	Business Segment
Atalaya Energy S.R.L. (a)	Argentina	100.00	—	Oil and Gas Exploration and Production
Canadian Hunter Argentina S.A (a)	Argentina	100.00	—	Oil and Gas Exploration and Production
Corod Producción S.A.	Venezuela	100.00	—	Oil and Gas Exploration and Production
EcuadorTLC S.A.	Ecuador	100.00	—	Oil and Gas Exploration and Production
Eg3 Red S.A.	Argentina	95.00	5.00	Refining and Distribution
Electricidade Com S.A.	Brasil	—	100.00	Gas and Energy
Enecor S.A.	Argentina	69.99	—	Gas and Energy
Petrobras Bolivia Internacional S.A.	Bolivia	100.00	—	Corporate
Petrobras Energía Colombia	Gran Cayman	—	100.00	Oil and Gas Exploration and Production
Petrobras Energía de México S.A. de C.V.	México	—	100.00	Oil and Gas Exploration and Production
Petrobras Energía Ecuador	Gran Cayman	—	100.00	Oil and Gas Exploration and Production
Petrobras Energía Internacional S.A.	Argentina	95.00	5.00	Corporate
Petrobras Energía Operaciones Ecuador S.A.	Ecuador	—	100.00	Oil and Gas Exploration and Production
Petrobras Hispano Argentina S.A.	España	100.00	—	Corporate
Petrolera San Carlos S.A.	Venezuela	—	100.00	Oil and Gas Exploration and Production
Transporte y Servicios de Gas en Uruguay S.A.	Uruguay	51.00	13.55	Gas and Energy
World Energy Business S.A.	Argentina	—	100.00	Gas and Energy
Petrolera Entre Lomas S.A.	Argentina	58.88	—	Oil and Gas Exploration and Production

Joint ventures
Cía. de Inversiones de Energía S.A.	Argentina	25.00	25.00	Gas and Energy
Transportadora de Gas del Sur S.A.	Argentina	—	25.50	Gas and Energy

Associates
Coroil S.A.	Venezuela	20.00	29.00	Oil and Gas Exploration and Production
Inversora Mata S.A.	Venezuela	49.00	—	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados Ltd.	Gran Cayman	—	11.42	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados S.A.	Ecuador	—	11.42	Oil and Gas Exploration and Production
Oleoductos del Valle S.A.	Argentina	23.10	—	Oil and Gas Exploration and Production
Petrokariña S.A.	Venezuela	29.20	5.29	Oil and Gas Exploration and Production
Petroritupano S.A.	Venezuela	22.00	—	Oil and Gas Exploration and Production
Petroven-Bras S.A.	Venezuela	29.20	5.29	Oil and Gas Exploration and Production
Petrowayú S.A.	Venezuela	36.00	—	Oil and Gas Exploration and Production
Refinería del Norte S.A.	Argentina	28.50	—	Refining and Distribution
Urugua-í S.A.	Argentina	29.33	—	Gas and Energy

Other interest in affiliates
Termoeléctrica José de San Martín S.A.	Argentina	8.84	—	Gas and Energy
Termoeléctrica Manuel Belgrano S.A.	Argentina	8.84	—	Gas and Energy

(a)	On March 19, 2015 the special shareholders’ meetings of PESA and Canadian Hunter Argentina S.A., and the meeting of Atalaya Energy S.R.L.’s members approved the merger of the before mentioned companies, whereby PESA absorbed Canadian Hunter Argentina S.A. and Atalaya Energy S.R.L., which were dissolved without going into liquidation. The effective date of the merger was January 1, 2015, whereupon the absorbed companies’ assets, liabilities, rights and obligations were deemed absorbed by PESA.

Pursuant to Chapter X of the CNV Rules, the Company submitted before such agency the merger authorization formalities under File No. 395/2015. As of the date of these financial statements, regulatory acts and the instruction of the CNV to registration with the Public Registry of Commerce are still pending.

Changes in interest in related companies in fiscal years 2012 to 2014:

In May 2012 the Company acquired an additional 39.671% equity interest in PELSA, with equity interest totaling 58.88%.

In the first quarter of 2013, the Company sold 100% of its interest in PEDASA, through which the Company held a 48.5% indirect interest in Distrilec and a 27.33% indirect interest in Edesur.

In fiscal year 2014, liquidation of Propyme S.G.R, in which the Company held a 48.56% direct and a 0.07% indirect interest, was approved.

In December 2014, the Company acquired the 5% direct interest PEISA held in Atalaya Energy S.R.L. and Canadian Hunter Argentina S.A. As a result, as from this date the Company holds a 100% direct interest in both companies.

17.7. Relevant information

The table below shows the most relevant information from the statements of income and cash flows of the subsidiaries with material non-controlling interest, apply from the purchase of an additional interest in PELSA in May 2012 (Note 17.5)

Name	Country	Proportion non-controllig interest
		2014	2013	2012
Petrolera Entre Lomas S.A.	Argentina	41%	41%	41%

Statement of profit or loss		2014	2013	2012
Sales		2,609	1,686	841
Cost of sales		(1,689)	(1,044)	(514)

Gross profit		920	642	327

Administrative and others expenses		(249)	(179)	(76)
Financial results		16	(7)	1

Income before income tax		687	456	252

Income tax		(395)	(278)	(118)

Net income		292	178	134

Attributable to non-controlling interests		120	73	55
Other comprehensive income		572	416	95
Attributable to non-controlling interests		236	171	39
Dividends paid to non-controlling interests		61	16	18

Statement of financial position		2014	2013	2012
Current Assets		981	537	455
Non-current Assets		2,784	1,953	1,387
Current Liabilities		848	355	346
Non-current Liabilities		422	354	268

Equity		2,495	1,781	1,228

Attributable to non-controlling interests		1,029	734	506

Cash flow		2014	2013	2012
Net cash provided by operations		1,186	657	423
Net cash used in investing activities		(756)	(559)	(143)
Net cash used in financing activities		(232)	(145)	(111)
Effect of exchange rate change		61	58	11

Increase (decrease) in cash and cash equivalents		259	11	180

Associates and joint arrangements

	2014		2013		2012
	Associates	Joint Arrangements	Associates	Joint Arrangements	Associates	Joint Arrangements
Total other comprehensive income	836	(11)	1,862	19	581	148

18. Other investments

		2014		2013	2012
	Note	Cost	Book value	Book value	Book value
Current
Fideicomiso Financiero de Obra Gasoducto Sur	31.2	33	33	20	20
Other		—	—	3	—

		33	33	23	20

Non Current
Loans to joint venture		189	189	172	130
Related companies	28	—	—	128	98
Fideicomiso Financiero de Obra Gasoducto Sur	31.2	47	47	64	82
Allowance for impairment of investments		—	(103)	(79)	(44)
Other		—	20	16	13

		236	153	301	279

19. Property, plant and equipment

Changes in property, plant and equipment

	Note		Production wells, exploratory wells and oil and gas properties	Machinery, tools and equipments	Electricy generation plants	Industrial plants	Work in progress	Other	Total
Cost

12/31/2011			8,896	4,129	1,134	1,086	1,021	1,748	18,014

Translation effect			168	4	—	—	15	4	191
Additions			207	7	—	4	1,515	261	1,994
Net decreases and transfers			1,296	226	31	66	(1,595)	(220)	(196)
Adquisition of PELSA			1,090	—	—		88	36	1,214

12/31/2012			11,657	4,366	1,165	1,156	1,044	1,829	21,217

Translation effect			597	10	—	—	15	20	642
Additions			360	4	—	1	2,196	180	2,741
Net decreases and transfers	(a	)	1,821	76	19	187	(1,990)	(68)	45

12/31/2013			14,435	4,456	1,184	1,344	1,265	1,961	24,645

Translation effect			1,018	15	—	—	38	31	1,102
Additions			1,117	2	1	—	3,316	219	4,655
Net decreases and transfers	(b	)	757	(8)	148	220	(3,130)	(127)	(2,140)

2014			17,327	4,465	1,333	1,564	1,489	2,084	28,262

Depreciation

12/31/2011			5,711	3,188	498	414	—	1,147	10,958

Translation effect			52	1	—	—	—	1	54
Net decreases			—	(3)	—	—	—	(10)	(13)
Depreciation			1,220	301	85	73	—	59	1,738

12/31/2012			6,983	3,487	583	487	—	1,197	12,737

Translation effect			195	3	—	—	—	6	204
Net decreases	(a	)	—	(10)	—	—	—	(4)	(14)
Depreciation			1,656	308	87	72	—	71	2,194

12/31/2013			8,834	3,788	670	559	—	1,270	15,121

Translation effect			383	6	—	—	—	11	400
Net decreases	(b	)	(999)	(452)	(3)	—	—	(26)	(1,480)
Depreciation			2,043	337	90	80	—	82	2,632

2014			10,261	3,679	757	639	—	1,337	16,673

Net book value 12/31/2014			7,066	786	576	925	1,489	747	11,589

Net book value 12/31/2013			5,601	668	514	785	1,265	691	9,524

Net book value 12/31/2012			4,674	879	582	669	1,044	632	8,480

(a)	Decreases on the category for the year ending “production wells, exploratory wells and oil and gas property” on December 31, 2013 includes 11 impairment Santa Cruz area II, charged in “Other operating expenses, net” (Note 9).
(b)	Decreases on the category for the year ending “production wells, exploratory wells and oil and gas property” on December 31, 2014 includes 94 impairment Colpa and Caranda areas, charged in “Other operating expenses, net” (Note 9).

20. Financial loans

20.1. Global programs of non-convertible bonds

Global program of US$ 2.5 million:

As of December 31, 2014 the following classes of bonds issued under this program remained outstanding: Class S, for a face value of US$ 300 million, maturing in May 2017, at a 5.875% annual rate. Class S bonds are collateralized by a Standby Purchase Agreement provided by Petróleo Brasileiro, pursuant to which, in the event of failure to pay principal, interest and any other amount owed by Petrobras Argentina in connection with Class S bonds, Petróleo Brasileiro shall purchase the rights of bondholders to receive payments.

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

20.2. Cross default clauses

Company’s outstanding bonds and other financial indebtedness include cross default provisions whereby the Trustee, as instructed by the bondholders representing at least 25% of the related outstanding capital, in the case of corporate bonds or the lender, as the case may be, may declare all the amounts owed to be due and payable if payment of any debt of the Company or their significant subsidiaries is accelerated or is not made when due, provided that those amounts exceed the higher of US$25 million or 1% of Petrobras Argentina’s shareholders’ equity upon those maturities, and that the default has not been defeated or cured within the applicable legal and / or contractual terms.

As of the date of these financial statements, Petrobras Argentina has complied with all terms and conditions related to its financial indebtedness.

20.3. Composition

The breakdown of the financial debt as of December 31, 2014, 2013 and 2012, is as follows:

	2014		2013		2012
	Current	Non current	Current	Non current	Current	Non current
Financial institutions	73	25	193	81	100	89
Bonds	19	2,562	15	1,943	1,008	1,469

	92	2,587	208	2,024	1,108	1,558

Loans activity

Activity in loans and financing during 2014, 2013 and 2012 are as follows:

	2014	2013	2012
Beginning balance	2,232	2,666	2,222
Net decrease in short term loans	(124)	96	2
Accrued interest	192	212	199
Effect of exchange rate change	671	727	315
Interest paid	(181)	(216)	(178)
Increase in long term loans	—	49	—
Long-term loans paid	(111)	(1,302)	(85)
Adquisition of PELSA	—	—	191

Ending balance	2,679	2,232	2,666

Short and Long-term loans

The financial loans outstanding as of December 31, 2014 are as follows:

Type	2014	2013	2012	Currency	Annual interest rate
Current Liabilities
Financial institutions	29	—	—	USD	Libo + 3,55%
	—	42	—	USD	Libo + 2,90%
	—	98	—	USD	Libo + 1,95%
	—	—	48	USD	Libo + 2,40%
	15	23	18	USD	Libo + 1,445%
	—	21	—	USD	Libo + 2,955%
	—	—	17	USD	Libo + 2,75%
	—	—	17	USD	Libo + 2,5%
	—	—	—	USD	18.00%
	25	6	—	USD	15.25%
	4	3	—	USD	Libo + 3,5%

	73	193	100

Bonds - Class S	19	15	11	USD	5,875%
Bonds - Class R	—	—	997	USD	9.375%

	19	15	1,008

	92	208	1,108

Non Current Liabilities
Financial institutions	25	48	—	ARS	15.25%
	—	12	26	USD	Libo + 1,445%
	—	—	31	USD	Libo + 2,90%
	—	—	16	USD	Libo + 2,955%
	—	21	16	USD	Libo + 3,55%

	25	81	89

Bonds - Class S	2,562	1,943	1,469	USD	5,875%

	2,587	2,024	1,558

The maturities of the long-term financial loans as of December 31, 2014, are as follows:

	2014	2013	2012
Less than 1 year	92	208	1,108
From 1 to 2 years	24	55	64
From 2 to 3 years	2,563	26	25
Over 3 years	—	1,943	1,469

	2,679	2,232	2,666

21. Current Taxes payables

	2014	2013	2012
Value Added	296	232	212
Gross Income	43	27	28
Income Tax	485	86	136
Royalties	111	71	51
Others	199	162	43

	1,134	578	470

22. Provisions

		2014		2013		2012
			Non		Non		Non
	Notes	Current	current	Current	current	Current	current
Related companies	28.2	187	299	115	288	137	283
Reserve for enviromental remadiation	(a)	191	152	112	43	259	44
Joint ventures		27	—	43	—	—	5
Asset retirement obligation	29.3	45	1,396	12	1,401	77	939
Contingences	(b)	1	320	1	318	1	259
Renegotiation commitments oil areas		670	—	—	—	—	—
Other liabilities		132	227	102	174	169	51

		1,253	2,394	385	2,224	643	1,581

(a)	Activity in 2014, 2013 and 2012 fiscal years includes (5), (175) and (21) attributable to payments net of new charges. Fiscal year 2014 and 2013 includes 193 and 27, respectively shown under “Other operating income (expense)” (Note 9).
(b)	Activity in 2014, 2013 and 2012 fiscal years includes 109, 103 and 30 shown under Other operating income (expense) (Note 9) and (107), (44) and (33) attributable to disbursements for the year.

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

Sensitivity analysis

As regards provisions for environmental remediation and well plugging, the Company performed a sensitivity analysis relating to the 1% variation in the discount rate, with these changes not having a significant impact on charge to income for the year.

Other issues

The Company maintains interpretative differences with the AFIP, provincial tax authorities and foreign tax authorities about taxes applicable to its oil and gas activity. The Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations.

23. Social benefits and other payroll benefits

		2014		2013		2012
	Note	Current	Non Current	Current	Non Current	Current	Non Current
Defined contribution plan (a)	23.1	5	—	4	—	4	—
Defined benefit plan	23.2	—	308	—	235	—	210
Other employment benefits	23.3	—	130	—	101	—	59

		5	438	4	336	4	269

(a)	Included in line “Other Liabilities” on “Current Provisions”.

23.1. Defined contribution plan

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

In the years ended December 31, 2014, 2013 and 2012, Petrobras Argentina expensed of 21, 17 and 15, respectively, attributable to such benefit.

23.2. Defined benefit plan

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

The plan is of a supplemental nature, so that the benefit received by the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the Suplplementary Pension Plan and the public retirement system, in order to that the aggregate benefit to each employee equals the one stipulated in this plan.

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

During 2014, 2013 and 2012 the most relevant actuarial information on the defined-benefits pension plans are as follows:

	2014		2013		2012
	Fair value of obligation	Fair value of assets	Fair value of obligation	Fair value of assets	Fair value of obligation	Fair value of assets
At the beginning of the year	298	63	259	49	181	27
Acquisition of PELSA	—	—	—	—	35	23
Items classified in profit or loss
Service cost	10	—	7	—	5	—
Net Interest cost	74	9	78	15	45	8
Plan Amendment	—	—	6	—	—	—
Items classified in other comprehensive income
Actuarial gains from experiencie adjustments	9	—	(38)	—	—	(4)
Benefits paid	(18)	(14)	(14)	(11)	(7)	(7)
Contributions paid	—	14	—	10	—	2
Others	19	12	—	—	—	—

At the end of the year (a)	392	84	298	63	259	49

Net liability at the end of the year		308		235		210

(a)	As of December 31, 2014, 2013 and 2012 the defined benefit obligation includes 221, 172 and 159 corresponding to the Compensatory Fund and 87, 63 and 51 for the Indemnity Plan, respectively.

Principal assumptions and sensitivity analysis

		Impact on defined benefit obligation
	Used	Change	Increase	Decrease
Discount rate	4%	1%	(10,10%)	12%
Future salary increases	2%	1%	2.87%	(1,89%)

The sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. Therefore, the presented analysis may not be representative of the actual change in the defined benefit obligation.

Benefit obligation are expected to be paid as follows:

2016	35
2017	20
2018	25
2019	16
2020-2024	127

23.3. Other employment benefit obligations

Company employees falling within the scope of certain collective bargaining agreements and meeting the relevant requirements are eligible to receive a certain number of salary pays, when they leave the Company upon retirement or disability.

During 2014, 2013 and 2012 the most relevant actuarial information on the defined-benefits as follows:

	2014	2013	2012
Benefit obligation at the beginning of the year	101	59	41
Items classified in profit or loss
Service cost	8	5	3
Net Interest cost	37	17	10
Items classified in other comprehensive income
Actuarial gains from experiencie adjustments	(11)	22	11
Benefits paid	(5)	(2)	(6)

Benefit obligation at the end of the year	130	101	59

Principal assumptions and sensitivity analysis

		Impact on defined benefit obligation
	Used	Change	Increase	Decrease
Discount rate	4%	1%	(10,51%)	12.49%
Future salary increases	2%	1%	12.98%	(10,65%)

The sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. Therefore, the presented analysis may not be representative of the actual change in the defined benefit obligation.

Benefit obligation are expected to be paid as follows:

2016	12
2017	5
2018	11
2019	7
2020-2024	67

23.4. Pension plan financing – Optimum Petrobras Trust Fund

The Company, in its capacity as trustor, entered into a trust agreement with BNP Paribas Argentina Investment Partners S.A., in its capacity as trustee, which trust assets consist of shares of the Company (Note 2.6.8). As of December 31, 2014 which number 5,744,303 share of the Company.

The sole purpose of the trust is to make periodical contributions of shares and/or cash resulting from the sale of the shares in order for the Company to comply with the funding obligations under the Compensatory Fund (Note 23.2) and the Supplementary Pension Plan (Note 23.1).

24. Capital stock

As of December 31, 2014, the Company’s capital stock amounted to 2,019 shares, fully subscribed, issued, paid-in and authorized for public trading.

Changes in capital stock in the last three fiscal years:

	2014	2013	2012
Common shares of 1 vote and face value of $1 per share	2,019	2,019	2,019

The Company’s Shareholders Meeting held on March 29, 2012 resolved to capitalize retained earnings of 1,009, through the issuance of 1,009,618,410 common shares of a N/V of P$1 and entitled to one vote per share. On 4 September 2012 the CNV and the Stock Exchange of Buenos Aires authorized the issuance of such registration.

25. Reserves

	2014	2013	2012
Legal reserve	553	515	483
Optional reserve for future investment	5,432	4,943	4,781
Reserve for future dividends	1,159	1,050	689

	7,144	6,508	5,953

26. Unappropriated retained earnings

	Note	2014	2013	2012
Balances at the beginning of the year		752	528	6,635
Capitalization	(a)	—	—	(1,009)
Legal reserve	(a)	(38)	(32)	(35)
Reserve for future investments	(a)	(489)	(162)	(4,781)
Reserve for future dividends	(a)	(225)	(361)	(900)
Income attributable to shareholders		458	779	618

Balances at the end of the period		458	752	528

a)	The Company’s Shareholders’ Meeting held on March 29, 2012 resolved to distribute retained earnings totaling 6,725 of December 31, 2011, according to the local regulations effective as of that date.

27. Other comprehensive income

	2014	2013	2012
Effect of exchange rate fluctuation	1,097	742	625
Income tax on the effect of exchange rate fluctuation	(664)	(591)	(581)
Actuarial profits and loss	60	58	43
Income Tax on actuarial gains and losses	(21)	(20)	(15)

	472	189	72

28. Related party transactions

28.1. General conditions

Related-party transactions are conducted in the ordinary course of business at arm’s length conditions and at market prices. The terms and conditions of these transactions are comparable to those offered by or obtained from non-related parties.

Acquisition of companies

In May 2012, the Company reached an agreement to acquire a 39.671% equity interest in PELSA from its controlling company Petrobras Participaciones S.L. (See Note 17.5).

Sale of companies

In December 2007 and in April 2009, Petrobras Argentina sold to PIB BV (a subsidiary of its holding company) a 40% equity interest and the remaining 60% equity interest in PVIE for US$423.3 million and US$619.4 million, respectively.

The agreed price further includes a contingent consideration in favor of the Company to reflect the value of the “Prospectus Kinteroni” in market conditions or, alternatively, non-participation of the buyer and their respective compensation. Such compensation defined by the parties a consequence of the discovery of gas and condensate in the prospectus Kinteroni of Block 57 in January 2008. The Company continues to negotiate with the buyer in order to agree on the amount.

Financial guarantees

In 2007, Petrobras Argentina issued US$300 million Class S corporate bonds, collateralized by a Standby Purchase Agreement provided by Petróleo Brasileiro (Note 20).

In December 2009, the Company took out two loans secured by Petróleo Brasileiro totaling USD 150 million: one loan from Banco Itaú Europa, in an amount of USD 100 million, to be repaid in 7 semi-annual installments, due December 2013, and another loan from HSBC Bank USA, in an amount of USD 50 million, due June 2012. These loans were prepaid during 2011.

Commercial transactions

The Company carries out commercial transactions in the ordinary course of business. The Company makes purchase and sale of crude oil and oil related products with PELSA, Refinor and EG3 Red, and operations of transportation of oil and gas with Oldelval and TGS. In addition, the Company makes crude oil and oil related products import and export transactions with subsidiaries of Petróleo Brasileiro, particularly with Brasken S.A. and Petrobras Global Trading BV.

28.2. Balances and transactions with related companies

Outstanding balances with related parties as of December 31, 2014, 2013 and 2012 are as follows:

	2014
	Current				Non-current
Company	Trade Receivables	Other Receivables	Accounts Payable	Provisions	Provisions
Companies in wich it excercises significant influence
OCP	—	—	—	130	299
Refinería del Norte S.A.	13	10	8	—	—
Other	—	84	7	2	—

	13	94	15	132	299

Companies under joint control
TGS	39	—	22	—	—

	39	—	22	—	—

Petróleo Brasileiro Group companies
Braskem S.A.	—	—	—	—	—
PIB BV	—	240	—	—	—
Petrobras Venezuela Inversiones y Servicios S.A.	—	—	—	36	—
Petrobras Global Trading B.V.	8	—	—	—	—
Petróleo Brasileiro	4	15	162	12	—
Other	3	91	8	7	—

	15	346	170	55	—

Total	67	440	207	187	299

	2013
	Current				Non-current
Company	Trade Receivables	Other Receivables	Accounts Payable	Provisions	Other Investments	Provisions
Companies in wich it excercises significant influence
OCP	—	—	—	92	127	288
Refinería del Norte S.A.	4	13	7	—	—	—
Other	6	109	6	7	1	—

	10	122	13	99	128	288

Companies under joint control
TGS	21	8	12	—	—	—

	21	8	12	—	—	—

Petróleo Brasileiro Group companies
Braskem S.A.	—	—	60	—	—	—
PIB BV	—	237	—	—	—	—
Petrobras Venezuela Inversiones y Servicios S.A.	—	—	—	16	—	—
Petróleo Brasileiro	1	3	144	—	—	—
Other	11	39	10	—	—	—

	12	279	214	16	—	—

Total	43	409	239	115	128	288

	2012
	Current				Non-current
Company	Trade Receivables	Other Receivables	Accounts Payable	Provisions	Other Investments	Provisions
Companies in wich it excercises significant influence
OCP	—	—	—	97	97	283
Refinería del Norte S.A.	9	14	22	—	—	—
Other	1	8	10	9	1	—

	10	22	32	106	98	283

Companies under joint control
TGS	49	6	39	—	—	—

	49	6	39	—	—	—

Petróleo Brasileiro Group companies
Braskem S.A.	—	—	16	—	—	—
PIB BV	—	152	—	—	—	—
Petrobras Venezuela Inversiones y Servicios S.A.	—	—	—	31	—	—
Petróleo Brasileiro	—	425	85	—	—	—
Other	33	58	—	—	—	—

	33	635	101	31	—	—

Total	92	663	172	137	98	283

The main transactions with related companies for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014		2013		2012
Company	Purchases	Sales	Purchases	Sales	Purchases	Sales
Companies in wich it excercises significant influence
Oleoductos del Valle S.A.	77	4	46	3	37	3
PELSA	—	—	—	—	5	2
Refinería del Norte S.A.	151	67	86	42	124	35

	228	71	132	45	166	40

Companies under joint control
TGS	88	221	68	202	82	91

	88	221	68	202	82	91

Petróleo Brasileiro Group companies
Braskem S.A.	416	—	471	—	646	—
Petróleo Brasileiro	40	5	122	17	66	28
Compañía Mega S.A.	—	18	—	7	—	7
PIB BV	—	—	—	—	80	—
Petrobras Paraguay Operaciones y Logistica S.R.L.	—	86	—	47	—	46
Petrobras Global Trading BV	65	35	41	—	192	27
Petrobras Chile Distribución Limitada	—	77	—	27	—	—
Other	4	2	3	173	4	161

	525	223	637	271	988	269

Total	841	515	837	518	1,236	400

During 2014, 2013 and 2012, the Company paid to its directors and executive officers salaries for approximately 26, 18 and 17, and no significant payments of other benefits were made. The members of the Board of Directors and executive officers do not receive any share based payments or compensation.

29. Oil and gas areas and participation in joint ventures

29.1. General considerations

The Company is jointly and severally liable with the other participants for meeting the contractual obligations under these arrangements.

The production areas in Argentina are operated pursuant to concession production agreements with free crude oil availability.

According to Law No.17,319, royalties equivalent to 12% of the wellhead price of crude oil and natural gas are paid in Argentina. The wellhead price is calculated by deducting freight and other sales related expenses from the sale prices obtained from transactions with third parties. This rate may increase from 3% to 4% depending to the producing jurisdiction and market value of the product.

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

29.2. Asset retirement obligations

In accordance with the regulations applicable in the countries where the Company performs oil and gas exploration and production activities. The Company must incur costs associated with well plugging and abandonment. The Company and the joint operations have not pledged any assets for the purpose of settling such obligations.

The following table summarizes the activity in asset retirement obligations for the years ended December 31, 2014, 2013 and 2012:

	2014	2013	2012
Beginning balance	1,413	1,016	702
Acquisition of PELSA	—	—	52
Accretion	147	46	36
Additions	—	61	10
Estimated cash flow changes	311	377	209
Decreases	(546)	(124)	—
Foreign currency translation / other	116	37	7

Ending balance	1,441	1,413	1,016

29.3. Exploratory well costs

The following table provides the year end balances and activity for exploratory well costs, during the years ended on December 31, 2014, 2013 and 2012:

	Notes	2014	2013	2012
Beginning balance		298	116	174
Traslation effect		13	5	21
Acquisition of PELSA		—	—	43
Additions		349	319	65
Transferred to development		(32)	(115)	(19)
Charged to expenses	8	(11)	(27)	(168)

Ending balance		617	298	116

Number of wells at year end		32	23	17

29.4. Oil and gas areas and participation in joint-operations

As of December 31, 2014, the Company and associates are part of the joint operations and consortia for the exploration and production of oil and gas as indicated below:

				Working Interest			Duration
Name	Note		Location	Direct	Indirect	Operator
Production Argentina
25 de Mayo - Medanito S.E.	(a	)	La Pampa and Río Negro	100.00%	—	Petrobras Argentina	2016/2026
Jagüel de los Machos	(a	)	La Pampa and Río Negro	100.00%	—	Petrobras Argentina	2015/2025
Bajada del Palo			Neuquén	3.85%	43.07%	PELSA	2025
Santa Cruz II			Santa Cruz	100.00%	—	Petrobras Argentina	2017 / 2028
Río Neuquén	(a	)	Neuquén and Río Negro	100.00%	—	Petrobras Argentina	2027
Entre Lomas	(a	)	Neuquén and Río Negro	3.85%	43.07%	PELSA	2026
Aguada de la Arena			Neuquén	80.00%	—	Petrobras Argentina	2036
Santa Cruz I			Santa Cruz	71.00%	—	Petrobras Argentina	2017 / 2035
Sierra Chata			Neuquén	19.89%	25.67%	Petrobras Argentina	2023
El Mangrullo	(b	)	Neuquén	100.00%	—	Petrobras Argentina	2025
Atuel Norte			Mendoza	33.33%	—	Tecpetrol	2015
La Tapera - Puesto Quiroga			Chubut	35.67%	—	Tecpetrol	2027
El Tordillo			Chubut	35.67%	—	Tecpetrol	2027
Aguaragüe			Salta	15.00%	—	Tecpetrol	2023 / 2027
Estancia Agua Fresca			Santa Cruz	50.00%	—	Petrobras Argentina	2034
Gobernador Ayala			Mendoza	22.51%	—	Petro Andina Resources Ltd	2036
Puesto Oliverio			Santa Cruz	50.00%	—	Petrobras Argentina	2037
Charco del Palenque			Río Negro	3.85%	43.07%	PELSA	2034
Foreign
Colpa - Caranda			Bolivia	100.00%	—	Petrobras Argentina	2029
Oritupano - Leona			Venezuela	—	22.00%	PDVSA	2025
Acema			Venezuela	—	34.49%	PDVSA	2025
La Concepción			Venezuela	—	36.00%	PDVSA	2025
Mata			Venezuela	—	34.49%	PDVSA	2025
Exploration Argentina
Agua Amarga	(c	)	Río Negro	3.85%	43.07%	PELSA	—
Glencross			Santa Cruz	87.00%	—	Petrobras Argentina	2033
Cerrito Oeste			Santa Cruz	50.00%	—	Petrobras Argentina	2037
El Campamento			Santa Cruz	50.00%	—	Petrobras Argentina	2037
Cerro Hamaca Norte	(d	)	Mendoza	39.64%	—	Petro Andina Resources Ltd	—
Parva Negra	(e	)	Neuquén	40.48%	44.52%	Petrobras Argentina	2018
Estancia Chiripá			Santa Cruz	87.00%	—	Petrobras Argentina	2033
Enarsa 1 (E1)			Plataforma Continental Argentina	25.00%	—	YPF	2020
Enarsa 3 (E3)			Plataforma Continental Argentina	35.00%	—	Petrobras Argentina	2020
Chirete	(f	)	Salta	100.00%	—	Petrobras Argentina	2014
Río Atuel			Mendoza	33.33%	—	Tecpetrol	2015
Borde del Limay			Neuquén	85.00%	—	Petrobras Argentina	2015
Los Vértices			Neuquén	85.00%	—	Petrobras Argentina	2015
Veta Escondida y Rincón de Aranda			Neuquén	55.00%	—	Petrobras Argentina	2027

(a)	See Note 29.7.
(b)	The Company signed an agreement with Petrolera Pampa SA to make additional investments in well drilling, which would entitle Petrolera Pampa S.A. to obtain 43% of the production.
(c)	The Company had submitted a request for an annexation in existing concession Charco del Palenque.
(d)	The granting of the concession is in progress and the term will be 25 years from such granting.
(e)	The Company has yield 50% of its direct and indirect working interest to ExxonMobil Exploration Argentina S.A., the agreement has “Gas y Petróleo del Neuquén S.A” approval and its waiting for authority approval.
(f)	On March 4, 2015, the Secretary of Energy of the Province of Salta (by Resolution 07/2015), granted the extension of the Second Exploration Period of Chirete area for a period of two years from the expiration date. On March 19, 2015, our board of directors (the “Board of Directors”) approved the transfer of a 50% stake in the Chirete area to the High Luck Group. The agreement is subject to approval by the authorities of the Province of Salta before it becomes effective.

Changes in interest in oil and gas areas in fiscal years 2012 to 2014:

In May 2012 the Company acquired an additional 39.671% equity interest in PELSA. As a result, as from that date the Company’s indirect interest in Bajada del Palo, Entre Lomas and Charco del Palenque areas increased from 14.05% to 43.07%.

In fiscal year 2012, the Company was awarded a 50% direct interest in Puesto Olivero, El Campamento and El Cerrito Oeste area.

In January 2014 the Company sold its 38.45% direct interest in Puesto Hernández area.

The Company had submitted a request for an exploitation concession in Parva Negra area, holding a direct and indirect interest of 47.63% and 52.37%, respectively. In 2014 the Company renegotiated its rights on the area and entered into a joint operation agreement with Gas y Petróleo del Neuquén S.A. (GyP), holder of the Parva Negra Este exploration permit, with GyP having a 15% interest and Petrobras (operator) having a 85% direct and indirect interest (40.48% direct and 44.52% indirect).

29.5. Production concession in the Veta Escondida area

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

On December 19, 2013, we (as operators) and Total Austral, having an interest of 55% and 45% in the Veta Escondida exploitation concession, respectively, reached an out-of-court agreement with the Province of Neuquén and Gas y Petróleo del Neuquén (“GyP”), to settle the dispute arising from the enactment of Provincial Decree No. 563/12, which declared the expiration of the concessionaires’ rights under this exploitation concession and led us to bring a complaint against the Province of Neuquén. During 2014, the term for the agreement approval by the Provincial Executive Branch expired.

On March 17, 2015, Provincial Decree No. 565/15 approved an agreement model including similar terms and conditions to those reached in the above mentioned one. The subscription by the parties to this new agreement model would finally settle the dispute. As of the date of this Annual Report, this agreement is still pending subscription.

29.6 Changes in working interest oil and gas areas

On January 31, 2014 the Board of Directors approved the sale to YPF S.A. of the entire interest in the Puesto Hernández Joint Operation (UTE) agreement, for a total price of USD 40.7 million and recognized income before income tax of 181 recorded in “Other operating income/expense, net” (Note 9). This transaction represents for the Company an early termination of the Joint Operation (UTE) agreement, whose assets represented approximately 1% of the total assets of the Company as of December 31, 2013.

The joint operation (UTE) agreement for the exploration and potential exploitation of the area Parva Negra Este, was approved by the Executive Branch of the province of Neuquén through Decree No. 575/14, published on April 4, 2014. The Company has the commitment to drill four onshore wells in the next two years, with a guaranteed amount of USD 27 million for the first year.

29.7 Renegotiation of interest in oil and gas areas

On December 30, 2014 the Legislative Body of the Province of Río Negro ratified the agreement entered into with the Province on December 9, 2014 and approved by the Argentine Executive Branch under Decree No. 1708/2014 on December 15, 2014, to extend for a 10-year term the three concessions the Company holds in that Province: 25 de Mayo – Medanito, Jagüel de los Machos and Río Neuquén.

This agreement mainly establishes the obligations of Petrobras Argentina S.A. to pay a Fixed Bond of USD 40 million, a USD 8 million contribution to Social Development and Institutional Strengthening and a 3% supplementary contribution on hydrocarbon production (in addition to the 12% royalty payment). Likewise, it was agreed to assign to Empresa de Desarrollo Hidrocarburífero Provincial Sociedad Anónima (EDHIPSA) 5% of the rights and obligations inherent to the production concession in the Rio Neuquén area in the Province.

Petrobras Argentina plans to spend about USD 907.7 million in hydrocarbon exploration and production as from the effective date of the agreement until the new expiration date of the concessions.

In addition, on December 30, 2014 the Legislative Body of the Province of Río Negro ratified the agreement entered into with PELSA to extend for a 10-year term the concession in the Entre Lomas field held by the Company in that Province.

This agreement mainly establishes the obligations of PELSA to pay a Fixed Bond of USD 25.3 million, a USD 5 million contribution to Social Development and Institutional Strengthening and a 3% supplementary contribution on hydrocarbon production (in addition to the 12% royalty payment). PELSA plans to spend about USD 491.8 million in hydrocarbon exploration and production as from the effective date of the agreement until the new expiration date of the concessions.

29.8. Investment commitments

In addition to the information in note 29.7, in Argentina, in connection with its interest in the consortia in charge of exploration activities in Río Colorado, Río Atuel, Borde del Limay, Chirete and Parva Negra Este oil areas, as of December 31, 2014 the Company has investment commitments of approximately USD 16 million, including drilling of exploration wells. Finally, PELSA has investment commitments totaling USD 26 million.

29.9. Relevant information

Relevant information on assets, liabilities and results related to the Company’s interests in joint operations as of December 31, 2014, 2013 and 2012, includes the following:

Assets and liabilities

	2014	2013	2012
Current assets	341	467	362
Non-current assets	4,103	3,255	2,762

Total assets	4,444	3,722	3,124

Current liabilities	1,241	1,011	737
Non-current liabilities	625	609	476

Total liabilities	1,866	1,620	1,213

Statements of Income for the years ended December 31, 2014, 2013 and 2012

	2014	2013	2012
Sales	4,273	3,413	2,721
Cost of sales	(3,375)	(2,884)	(1,960)

Gross profit	898	529	761
Administrative and selling expenses	(156)	(97)	(67)
Exploration expenses	(49)	(43)	(148)
Other operating expenses, net	(60)	(24)	(28)
Financial results	(259)	(210)	(87)

Net income before tax	374	155	431

The charge for income tax is not an obligation for UTEs but an obligation for companies which integrate them.

30. Operations in Ecuador

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

As a result of the negotiation process mentioned above, the Company decided not to accept the final proposal received from the Ecuadorian government, as this is insufficient to migrate to Service Agreements in Block 18 and Palo Azul Unified Field. Consequently, through Resolution dated November 25, 2010 the Hydrocarbon Secretary notified EcuadorTLC S.A. the termination of the Participation Agreements and instructed Petroamazonas EP to undertake the operational transition process.

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

On June 21, 2013, not having reached an agreement with the Ecuadorian government, EcuadorTLC SA, Cayman International Exploration Company and Teikoku Oil Ecuador, members of the joint operation, submitted to the Ecuadorian Goverment a letter of notification of a dispute under the terms of the Amendatory Agreements starting their decision to submit the dispute to international arbitration under the arbitration Rules of the United Nations Commission on International Trade Law.

Finally, on February 26, 2014 was presented the request for arbitration against Ecuador in the above terms

As of December 31, 2014 the Company has recorded 458 to be recovered from the Ecuadorian State in accordance with the provisions of the Amendments Agreement, disclosed in Other current receivables (Note 15). This amount does not include the interest calculation for update, as the Company believes that it is not possible to determine with certainty the interest rate to be applied.

Crude Oil Transportation Agreement with OCP

The Company holds a contract with OCP, whereby it assumed a commitment to an oil transport capacity of 80,000 barrels/day for a term of 15 years counted as from November 10,2003.

The transport contract is a “Ship or Pay” contract, so the Company must meet its contractual obligations for the total volume agreed upon, regardless of the real volume transported, and has to pay, the same as the other producers, a rate that covers the operating costs and financial services of OCP, among others.

During the life of the Amending Contracts, the transport capacity costs billed by OCP were expensed on a monthly basis. The costs of the crude volume actually transported were allocated to “Administrative and selling expenses”, while the portion of the transport capacity hired but not used was disclosed under “Other operating expenses, net” line (Note 9).

The Company has the right to sell the transport capacity in the heavy crude oil pipeline (OCP) to mitigate the negative impact of its non-use. Periodically, the Company negotiates the sale of the hired transport capacity. On December 31, 2008, the Company entered into a contract with Petroecuador whereby the Ecuadorian State assumed a commitment to charge, effective January 1, 2009, the available crude owned by it and transported through the heavy crude oil pipeline to the oil transport capacity hired by the Company, up to a maximum volume of 70,000 barrels/day. In addition, the Company has sold transport capacity of approximately 8,000 barrels/day of oil for the period from July 2004 to January 2012. As a result of the contract non-compliance by the buyers, the Company is making the pertinent claims. Lastly, 40% of the net contractual commitment resulting from the above has been assumed by Teikoku Oil Ecuador, as consideration for the transfer to this company of the 40% interest in Block 18 and Palo Azul in October 2008.

As regards the above-mentioned commitments, as of December 31, 2014 the Company carries a liability for the net transport capacity hired from OCP, in current and non-current provisions for 130 and 299, respectively (Note 28.2). The premises used in calculation of the provisions mainly include the estimate of the applicable rate and the transport capacity used by third parties. The discount rates used in the measurement consider the type of liability in question, the business segment and the country where the transactions are conducted.

The Company must hold letters of credit to ensure compliance with its financial commitments under the Ship or Pay transport contract with OCP and the commitments related to OCP trade payables.

The letters of credit, falling due in December 2018, will be gradually released in the same proportion as those commitments become extinguished. As of December 31, 2014, the Company holds letters of credit for approximately USD 49.5 million. The Company is required to renew or replace the letters of credit as they fall due; otherwise, those amounts shall be paid in cash.

31. Contributions to finance additions to infrastructure in the energy sector in Argentina

31.1. FONINVEMEM, 2008/2011 Agreement and Secretary of Energy Resolution No.95/2013 and No. 529/2014:

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

On January 24, 2012, the Secretary of Energy Resolution No.495/12 suspended the greater recognition of operation and maintenance costs and higher prices of power affecting the remuneration paid to generators.

On March 26, 2013, the Secretary of Energy issued Resolution No. 95 which involved the change in the compensation of Generators, Cogeneration and Self-Generators MEM except the Generators Plus, the Binational Hydroelectric Generation and Nuclear Generation among others. Its main changes is the modification being paid Included Generators, for the case of Petrobras comprising the Combined Cycle and Hydroelectric Genelba Pichi Picún Leufú. The new resolution established that the generators had the option of joining or not the conditions. The May 31, 2013, the company adhered to the new rules being the above mentioned central framed under the new resolution.

On May 20, 2014, retroactive to February of the same year, the Department of Energy through Resolution No. 529/2014 updated the remunerative value of Resolution 95/2013 aforementioned. Additionally, the new legislation incorporating remuneration stands to cover nonrecurring Maintenance of thermal power plants and additional remuneration for thermal machines in periods of peak seasonal demand.

FONINVEMEM

The financing of FONINVEMEM I and II was made through the contribution of 35% and 50% of the credit balances recorded in 2004-2006 and in 2007, respectively, resulting from the spread between the selling price of energy and the variable generation cost. The total contribution in FONINVEMEM I by all the private power generating companies in the wholesale electric market is estimated at US$ 470 million, of which Petrobras Argentina contributed US$ 42 million. In addition, the Company was reimbursed the credit balances recorded in 2007 in the amount of US$16 million pursuant to Resolution No.564/07.

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

The Company recovers the amounts contributed to the FONINVEMEM I, converted to US$ and adjusted by Libo rate + 1% p.a., in 120 monthly installments starting March 2010, upon authorization of commercial operations of both power plants in the combined cycle mode referred to above. In addition, the Company is a shareholder in both companies with 8.9% share.

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

Secretary of Energy Resolution No. 95/2013:

In March 2013, the Secretary of Energy issued Resolution No. 95/2013 which involved the modification of the remuneration scheme of Generators, Cogeneration and Self-Generators MEM except the Generators Plus , the Binational Hydroelectric Power Generation and Nuclear Generation among others.

The main changes apply to generators that have joined this new scheme are:

(a) Changes in the remuneration of generating agents by scale and technology . Fixed costs and non-fuel variables as well as additional remuneration are paid (the latter two items will be paid based on the generation of each machine). Part of the additional compensation will go to a trust fund works the electricity sector.

b) Temporary Suspension of contracts between private , both electrical energy and fuels and associated inputs, which will be administered by CAMMESA

c) Temporary Suspension of contracts Term Market for Base Demand and supply thus forcing the large users acquire their demand for electrical energy CAMMESA. Until October 7, 2013, the membership of the company at that resolution as Large User MEM were performed.

Secretary of Energy Resolution No. 529/2014:

In May 2014, retroactive to February, Resolution No. 529/2014 was issued to update the values of remunerative from Resolution No. 95/2013, the following remunerative concepts discriminated by scale and technology are added:

a) Remuneration of Non-Recurring Maintenance, a concept that is accrued and paid on the basis of maintenance to be performed.

b) Compensation of Thermal Machines Fixed Costs in Relation to the availability, which provides an increase in the price paid depending on the availability of the plant in the months of the year increased demand.

31.2. Fideicomiso Financiero de Obra Gasoducto Sur (Financial Trust for South Gas Pipeline)

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

32. Contractual commitments, warranty bonds, sureties and guarantees granted

The warranty bonds, sureties and guarantees as of December 31, 2014 which are not disclosed in other notes amount to 1,461.

Additionally, in certain business operations in which the Company and the counterparty act as customers and suppliers, both sides issued guarantees for such operations by equivalent values, which at 31 December 2014 amount to 428.

In addition, as of December 31, 2014, the Company had the following contractual commitments:

	Note	Total (Units)	Total (Millions of Pesos)	Until
Purchase Commitments
Long-term service agreement	(a)	—	2,719	2031
Petroleum services and materials	(a)	—	9,793	2019
Transportation capacity (in MMm3)	(b)	2,930	1,312	2032
Gas purchase agreement for Genelba (in MMm3)		94	130	2019
Gasolines (in millions of cubic meters)		6	15,367	2026
Sales Commitments
Natural gas (in MMm3)		2,889	1,803	2019
Electric power (in thousands of MWh)		4,969	6,169	2022
LPG (in thousands of tons)		188	2,045	2021
Gasolines (in millions of cubic meters)		3	9,563	2026
Diesel (in millions of cubic meters)		86	404	2016

(a)	Estimated price of $0.45 per MMm[3].
(b)	Prices are generally determined by formulas based on future market prices. Estimated prices used to calculate the monetary equivalent of these purchase commitments for purposes of the table are based on current market prices as of December 31, 2014 and may not reflect actual future prices. Accordingly, the peso amounts provided in this table with respect to these commitments are provided for illustrative purpose only.

33. General Resolution No. 629/2014 - Save Documentation

On August 14, 2014, the CNV issued Resolution No. 629 by amending rules about guard documentation.

In this regard, the Company advises that trade books, corporate books and accounting records are in the registered office.

The Company has sent documentation of certain age to AdeA provider - File Management SA to be stored, it is in Ruta 36, km 34.5, Florencio Varela, Buenos Aires.

34. Subsequent events

a. Shareholders’ Meeting of Petrobras Argentina S.A.

On March 19, 2015, the Shareholders of Petrobras Argentina in their General Regular meeting: (a) approved (i) in accordance with legal requirements, an increase of 435 in the reserve for future investments, and the transfer to the legal reserve of 23 based on our results in 2014, and (ii) a net decrease of 137 in the reserve for future investments (consisting of an increase in the amount of 3,716 and a decrease in the amount of 3,853), and an increase of 137 in the reserve for future dividends; and (b) delegated to the Board of Directors the determination of the actual dividend distribution date and amount. As a result of the foregoing, as of the date of this Annual Report, the reserve for future dividends amounts to 1,296 and the reserve for future investments amounts to 5,731.

b. Sale of the entire interest in the Austral Basin in Argentina

On March 30, 2015 the Board of Directors approved the sale to Compañía General de Combustibles S.A. (CGC) of the entire interest in the Austral Basin in Argentina, which includes the interest in the “Uniones Transitorias de Empresas” (UTEs) Santa Cruz I, Santa Cruz I Oeste, Glencross and Estancia Chiripá, assets associated with Santa Cruz II, Punta Loyola Pier and oil and gas pipelines operated in the basin for a total price of U.S.$101 million and recognized income before income tax of 674.

35. Expenses classified by nature for the years ended December 31, 2014, 2013 and 2012

	2012	2013	2014
Accounts	Total	Total	Total	Costs	Administrative and selling expenses	Exploration expenses
Salaries and wages	1,069	1,269	1,534	755	779	—
Other benefits to personnel	199	292	348	165	183	—
Taxes, charges and contributions	260	365	516	39	477	—
Fees and professional advisory	86	104	146	4	142	—
Depreciation of property, plant and equipment	1,738	2,194	2,632	2,558	74	—
Oil and gas royalties	823	1,128	1,560	1,560	—	—
Spare parts and repairs	536	640	727	619	108	—
Geological and geophysical expenses	44	55	59	—	—	59
Abandoned and non-productive well write-downs	168	27	11	—	—	11
Transportation and freights	438	522	669	228	441	—
Procurement of works and services	1,518	1,945	2,538	2,325	213	—
Fuel, gas, energy and other	91	129	143	130	13	—
Other operating costs and consumptions	177	207	297	193	104	—
Expense reimbursements	(185)	(200)	(235)	(117)	(118)	—

Total 2014			10,945	8,459	2,416	70

Total 2013		8,677		6,798	1,797	82

Total 2012	6,962			5,320	1,430	212

GLOSSARY:

AFIP	Administración Federal de Ingresos Públicos –Argentine Federal Public Revenues Administration

ADS	American Depositary Shares

BCBA	Buenos Aires Stock Exchange

BOE	Barrel Oil Equivalent

BOL	Bolivares

BOPS	Bi-oriented polystyrene

CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.

CGN	Compressed Natural Gas

CIESA	Compañía de Inversiones de Energía S.A.

CNDC	Comisión Nacional de Defensa de la Competencia - Argentine Anti-Trust Authorities

CNV	Comisión Nacional de Valores - Argentine Securities Commission

CPCECABA	Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires - Professional Council in Economic Sciences of the City of Buenos Aires

Distrilec	Distrilec Inversora S.A.

Edesur	Empresa Distribuidora Sur S.A. (Edesur S.A.)

EEUU	Estados Unidos de Norteamérica - United States of America

ENARGAS	Ente Nacional Regulador del Gas - Argentine Gas Regulatory Agency

ENARSA	Energía Argentina S.A.

ENRE	Ente Nacional Regulador de la Electricidad - Federal Power Regulation Authority

EPCA	Enron Pipeline Company Argentina S.A.

EU	Euros

FACPCE	Federación Argentina de Consejos Profesionales de Ciencias Económicas - Argentine Federation of Professional Councils in Economic Sciences

FONINVEMEM	Fondo para las Inversiones Necesarias que permitan Incrementar la Oferta de Energía Eléctrica - Fund for the Investments Required to Increase the Electric Power Supply in the Electric Wholesale Market

GWh	Giga Watts hour

HES	Quality, Safety, Environmental and Health policies and guidelines

IASB	International Accounting Standards Board

IFO	Intermediate Fuel Oil

IFRS	International Financial Reporting Standards

IPACE	Argentine Professional Institute for Quality and Excellence

LNG	Liquid Natural Gas

LPG	Liquefied Petroleum Gas

LSC	Ley de Sociedades Comerciales - Business Associations Law

Mbbl	Thousands of barrels

MEM	Wholesale Electricity Market

MEP	Ministerio de Energía y Petróleo de Venezuela - Venezuelan Energy and Oil Ministry

MMcf	Millions of cubic meters

Mcf	Millions of cubic foot

MOA	Memorandum of Agreement

MPFIPyS	Ministerio de Planificación Federal, Inversión Pública y Servicios - Federal Planning, Public Investment and Services Ministry

MW	Mega Watts

MWh	Mega Watts Hour

m3	Cubic Meters

NRV	Net Realizable Value

NYSE	New York Stock Exchange

OCI	Other Comprehensive Income

OCP	Oleoducto de Crudos Pesados Ltd.

OHSAS	Occupational Health and Safety Assessment Series

ONG	Nongovernmental Organization

OPEC	Organization of the Petroleum Exporting Countries

PDVSA	Petróleos de Venezuela S.A.

PEDASA	Petrobras Electricidad de Argentina S.A.

PELSA	Petrolera Entre Lomas S.A.

PEN	Poder Ejecutivo Nacional - Executive Branch of Government

PEPSA	Petrobras Energía Participaciones S.A.

PES	Argentine Pesos

Petróleo Brasileiro	Petróleo Brasileiro S.A. – PETROBRAS.

PIB BV	Petrobras Internacional Braspetro BV

PVIE	Petrobras Valores Internacional de España S.L.

Rls	Reales

RT	Technical Resolution

RTI	Revisión Tarifaria Integral - Complete Rate Review

SCyCG	Subsecretaría de Coordinación y Control de Gestión - Undersecretariat of Coordination and Control of Government Affairs

SEC	Security and Exchange Commission

SFAS	Statement of Financial Accounting Standard

TGS	Transportadora de Gas del Sur S.A.

Tn	Tonnes

UNIREN	Unidad de Renegociación y Análisis de Contratos de Servicios Públicos - Public Service Agreement Renegotiation and Analysis Unit

US$	United States Dollars

WACC	Weighted Average Cost of Capital

WTI	West Texas Intermediate

WTS	West Texas Sour

YPFB	Yacimientos Petrolíferos Fiscales Bolivianos

$ BOL	Bolivian Pesos

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

Independent Auditor’s Report

To the Board of Directors and Shareholders of

Compañĺa de Inversiones de Energĺa S.A.

We have audited the accompanying consolidated financial statements of Compañĺa de nversiones de Energĺa S.A. and its subsidiaries, which comprise the consolidated balance sheet as of December 31, 2012 and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for the year then ended.

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

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Compañĺa de Inversiones de Energĺa S.A. and its subsidiaries at December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in Argentina.

PRICE WATERHOUSE & Co. S.R.L.

By:	/s/ Carlos N. Martínez (Partner)
Carlos N. Martínez

Buenos Aires, Argentina
April 24, 2013

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2014, 2013 AND 2012

(In thousands of Argentine pesos as described in Note 2.b.)

	2014	2013	2012
	(non-audited)	(non-audited)
CURRENT ASSETS
Cash and banks	352,045	125,664	97,100
Investments (Exhibit D)	820,264	1,119,686	744,573
Other investments (Note 4.e.)	268,111	—	—
Accounts receivable, net (Note 4.a.)	411,362	418,583	449,081
Other receivables (Note 4.b.)	261,544	192,193	125,398
Inventories	29,131	7,356	54,282

Total current assets	2,142,457	1,863,482	1,470,434

NON CURRENT ASSETS
Accounts receivable (Note 4.c.)	47,157	38,136	48,057
Other receivables (Note 4.d.)	56,179	47,898	50,875
Other investments (note 4.f.)	26,620	213,309	—
Investments (Exhibit C)	29,946	32,361	34,324
Property, plant and equipment, net (Exhibit A)	4,156,003	4,016,972	4,000,519

Total non-current assets	4,315,905	4,348,676	4,133,775

Total assets	6,458,362	6,212,158	5,604,209

	2014	2013	2012
	(non-audited)	(non-audited)
CURRENT LIABILITIES
Accounts payable (Note 4.g.)	559,780	385,419	363,756
Loans (Note 6)	553,159	647,809	22,400
Payroll and social security taxes payable	87,322	67,020	53,221
Taxes payable (Note 4.h.)	70,080	76,361	133,511
Dividends payable	36,796	—	68,868
Advances from customers (Note 4.i.)	27,202	25,344	24,639
Other liabilities (Note 4.j.)	3,812	3,522	2,495
Provisions for contingencies (Exhibit E)	150,347	143,412	144,054

Total current liabilities	1,488,498	1,348,887	812,944

NON CURRENT LIABILITIES
Loans (Note 6)	2,160,405	2,017,705	1,964,620
Taxes payable (Note 4.l.)	43,868	29,936	30,632
Advances from customers (Note 4.k.)	380,349	311,905	279,562
Other liabilities	372	—	—

Total non-current liabilities	2,584,994	2,359,546	2,274,814

Total liabilities	4,073,492	3,708,433	3,087,758

MINORITY INTEREST	1,150,521	1,242,643	1,262,464

SHAREHOLDERS’ EQUITY	1,234,349	1,261,082	1,253,987

Total liabilities and shareholders’ equity	6,458,362	6,212,158	5,604,209

The accompanying notes are an integral part of these consolidated financial statements.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(In thousands of Argentine pesos as described in Note 2.b.

except for per share and per ADS amounts in Argentine pesos)

	2014	2013	2012
	(non-audited)	(non-audited)
Net revenues (Note 3)	4,303,971	2,864,986	2,574,968
Cost of sales (Exhibit F)	(2,565,535)	(1,595,319)	(1,351,734)

GROSS PROFIT	1,738,436	1,269,667	1,223,234
Administrative expenses (Exhibit H)	(167,672)	(120,124)	(95,347)
Selling expenses (Exhibit H)	(647,359)	(457,364)	(423,233)

OPERATING INCOME	923,405	692,179	704,654
Loss on related companies	(1,617)	(2,765)	(2,159)
FINANCIAL EXPENSES, NET	(825,244)	(562,984)	431,342
Generated by assets
Interest income	262,297	163,293	35,763
Foreign exchange gain	222,916	162,235	103,362

	485,213	325,528	139,125
Generated by liabilities
Interest expense (Exhibit H)	(321,738)	(230,864)	(206,603)
Foreign exchange loss (Exhibit H)	(935,541)	(627,182)	(325,031)
Result of the debt cancellation (Note 6)	—	—	844,920
Other expenses and financial charges (Exhibit H)	(53,178)	(30,466)	(21,069)

	(1,310,457)	(888,512)	292,217
Other income / (expenses), net (Note 2.r.)	4,921	12,054	(10,610)
NET INCOME BEFORE INCOME TAX	101,465	138,484	1,123,227
Income tax and asset tax expense (1) (Note 2.i.)	(92,660)	(93,248)	(452,478)
Minority interest	(35,538)	(38,141)	(98,602)

NET (LOSS) / INCOME FOR THE YEAR	(26,733)	7,095	572,147

Net (loss) / income per share (Note 2.s.)	(0.04)	0.01	0.90

(1)	(Ps. 92.660), (Ps. 93.248) and Ps. (452.478) correspond to income tax expense for the years ended December 31, 2014, 2013 and 2012, respectively (see Note 2.l.)

The accompanying notes are an integral part of these consolidated financial statements.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(In thousands of Argentine pesos as described in Note 2.b.)

	2014	2013	2012
	(non-audited)	(non-audited)
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES
Net (loss) / income for the year	(26,733)	7,095	572,147
Reconciliation of net (loss) / income to cash flows provided by operating activities
Depreciation of property, plant and equipment	255,662	242,917	233,670
Retirement of property, plant and equipment	3,916	3,891	2,696
Net (Decrease) / Increase in allowances and provisions for contingencies	19,966	(382)	13,374
Loss on related companies	1,615	2,765	2,159
Minority interest	35,538	38,141	98,602
Interest expense	296,561	217,881	206,603
Interest income on investments other than cash and cash equivalents	(43,764)	(15,585)	(6,665)
Result of the debt cancellation	—	—	(844,920)
Income tax and asset tax expense	92,660	93,248	452,478
Foreign exchange loss and other financial results	750,687	557,721	251,264
Changes in assets and liabilities:
Accounts receivable	(47,455)	(870)	(137,528)
Other receivables	(128,921)	(49,414)	(36,721)
Inventories	(21,775)	46,926	(46,694)
Accounts payable	164,383	512	74,216
Derivative financial instruments	(52,087)	11,525	—
Advances from customers	70,750	33,048	(6,410)
Payroll and social security taxes payable	20,302	13,799	157
Taxes payable	(78,698)	(18,375)	(28,347)
Other liabilities	1,694	226	(3,249)
Provisions for contingencies	(13,238)	(18,547)	(84)
Interest paid	(206,291)	(169,475)	(138,766)
Income tax and asset tax paid	(17,469)	(120,673)	(119,819)

Net cash provided by operating activities	1,077,303	876,374	538,163

CASH FLOWS (USED IN) / PROVIDED BY INVESTING ACTIVITIES
Payment for the acquisition of property, plant and equipment	(350,559)	(235,374)	(215,438)
Investments other than cash and cash equivalents	156,143	(249,260)	595,387
Dividends collected	—	136,829	—

Net cash (used in) / provided by investing activities	(194,416)	(347,805)	379,949

CASH FLOWS USED IN FINANCING ACTIVITIES
Proceeds from loans	—	30,000	20,000
Dividends paid	(79,593)	(263,659)	—
Payment of loans	(769,932)	(4,444)	(585,347)

Net cash used in financing activities	(849,525)	(238,103)	(565,347)

NET INCREASE IN CASH AND CASH EQUIVALENTS	33,362	290,466	352,765
Cash and cash equivalents at the beginning of the year	993,616	703,150	350,385

Cash and cash equivalents at the end of the year	1,026,978	993,616	703,150

For supplemental cash flow information see Note 5.

The accompanying notes are an integral part of these consolidated financial statements.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(In thousands of Argentine pesos as described in Note 2.b.)

	Shareholders’ contributions		Retained earnings
		Total					Total
	Common	common	Legal	Future	IFRS	Accumulated	shareholders’
	stock	stock	reserve	dividends reserve	reserve	retained earnings	equity
Balances at December 31, 2011	638,819	638,819	64,531	—	—	(21,510)	681,840

Net income for the year	—	—	—	—	—	572,147	572,147

Balances at December 31, 2012	638,819	638,819	64,531	—	—	550,637	1,253,987

Legal Reserve	—	—	27,532	—	—	(27,532)	—
Future Dividends Reserve	—	—	—	246,385	—	(246,385)	—
IFRS Reserve	—	—	—	—	276,720	(276,720)	—
Net income for the year	—	—	—	—	—	7,095	7,095

Balances at December 31, 2013	638,819	638,819	92,063	246,385	276,720	7,095	1,261,082

Legal Reserve	—	—	354	—	—	(354)	—
Future Dividends Reserve	—	—	—	283,461	—	(283,461)	—
IFRS Reserve	—	—	—	—	(276,720)	276,720	—
Net loss for the year	—	—	—	—	—	(26,733)	(26,733)

Balances at December 31, 2014	638,819	638,819	92,417	529,846	—	(26,733)	1,234,349

The accompanying notes are an integral part of these consolidated financial statements.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014, 2013 AND 2012

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

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

On May 30, 2013, the Company has been removed from the public offering by Resolution N° 17,094 of the Comisión Nacional de Valores (“CNV”).

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

The consolidated financial statements include the accounts of CIESA on its subsidiaries TGS and Telcosur S.A. (“Telcosur”), over which it has effective control. Investments in companies, in which the Company exercises significant influence, but not control, are accounted for under the equity method. The Company followed the methodology established in Technical Resolution (“TR”) No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions”, of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) and approved by the CPCECABA. The accounting policies followed by Telcosur in the preparation of its financial information are consistent with those applied by TGS. All significant intercompany transactions have been eliminated in consolidation.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014, 2013 AND 2012

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Detailed data reflecting subsidiary direct control as of December 31, 2014, 2013 and 2012 is as follows:

	Percentage of shareholding and votes
	2014		2013		2012
Company	Direct	Indirect	Direct	Indirect	Direct	Indirect	Closing Date	Legal Address
TGS	51.00	—	51.00	—	51.00	—	December 31	Don Bosco 3672, 5th Floor, Autonomous city of Buenos Aires
Telcosur	—	51.00	—	51.00	—	51.00	December 31	Don Bosco 3672, 6th Floor, Autonomous city of Buenos Aires

Financial statements of TGS and Telcosur have been used for consolidation purposes for the years ended December 31, 2014, 2013 and 2012.

a)	Use of estimates

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

b)	Presentation of consolidated financial statements in constant Argentine pesos

The consolidated financial statements contain comprehensive recognition of the effects of inflation through August 31, 1995 and from January 1, 2002 until February 28, 2003. As from that date, in line with professional and regulatory accounting standards, the Company discontinued the restatement of its financial statements.

In October 2013 and June 2014, respectively, the FACPCE issued TR N° 39 “Modification of TR N° 6 and 17 – Expression in homogeneous currency” and the Interpretation N° 8 “Application of paragraph 3.1 – Expression in homogeneous currency” with the goal of all the entities that present information in the currency of the same economy applied the rules. The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy shall be stated in terms of the measuring unit current at the end of the reporting period.

Professional accounting standards establish that in a context of monetary stability, nominal currency will be used as a measuring unit at the end of the reporting period and, in an inflation context, the financial statements must be expressed in currency of purchasing power of the date to which they correspond, giving accounting recognition to variations in the internal price index to the wholesale posted by the Instituto Nacional de Estadística y Censos (“INDEC”), in accordance with the restatement method issued by the FACPCE in the TR N ° 39.

These financial statements have been prepared in accordance with TR N° 39, under the historical cost convention in nominal currency established in the Argentine accounting rules, applicable criterion in contexts of monetary stability.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014, 2013 AND 2012

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

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

Inventories are measured at the lower of cost or net relievable value.

The assessment of the recoverable value of these assets is made at each reporting date, and the resulting loss is recognized in the statement of comprehensive income when the inventories are overstated.

The carrying amount of the inventories does not exceed its recoverable value.

f)	Current investments

Bank accounts, time deposits granted to Pampa have been valued at their face values plus accrued interest, which do not materially differ from their discounted value using the internal rate of return effective at inception.

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

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014, 2013 AND 2012

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Assets and liabilities generated as a result of the application of the deferred tax method (of corresponding, net of non-recoverable deferred tax assets), have been stated at their nominal value.

h)	Non-current investments

Equity investments in companies in which the Company’s ownership interest ranges between 20% and 50% have been accounted for under the equity method based on the financial statements as of September 30, 2014, 2013 and 2012 for Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay S.A. (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”). These financial statements have been prepared applying similar accounting policies as those used by TGS to prepare its consolidated financial statements. As of December 31, 2014, investment in Link has been reduced to zero in the extent that it recorded a shareholder’s equity below zero. As of the date of issuance of these financial statements, has not incurred in any legal or constructive obligation or made payments on behalf of the associate. As of December 31, 2013, the investment in Link has been adjusted by Ps. 3,500 due to the elimination of the unrealized intercompany gains

The Company’s management is not aware of any significant subsequent events which affected: (i) the financial statements as of September 30, 2014 of Link, TGU and EGS, from this date to December 31, 2014; (ii) the financial statements as of September 30, 2013 of Link, TGU and EGS, from this date to December 31, 2013; and, (iii) the financial statements as of September 30, 2012 of Link, TGU and EGS, from this date to December 31, 2012.

The Company considers its foreign affiliate TGU to be a “non-integrated affiliate”. Consequently, TGU’s assets and liabilities have been translated into Argentine pesos using the exchange rate in effect at year-end, while its common stock and retained earnings accounts have been translated using historical exchange rates.

In addition, under of the CPCECABA Resolution MD No.3/2002 and No. 87/03 which provide that foreign currency losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, related to liabilities in foreign currency as of such date, directly associated with the funds obtained to acquired TGS ownership, must be allocated to the cost of this assets. The foreign exchange capitalized is amortized in 26 years which corresponds to the years between January 6, 2002 and the finalization of TGS’ License. The amortization is allocated in Loss on related companies

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

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014, 2013 AND 2012

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

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

Capitalized foreign exchange loss is depreciated over the remaining useful lives of the assets that led to such capitalization.

•	Financial expense capitalization: TGS capitalizes financial expense on long term construction projects. Financial expense capitalized was Ps. 10,409, Ps. 7,245 and Ps. 16,056 for the years ended December 31, 2014, 2013 and 2012, respectively.

Based on the estimates made as discussed in Note 2.a) and b) the TGS’s management believes that the recorded value of property, plant and equipment does not exceed its recoverable value.

j)	Other current and non-current investments

Consist on the balance of the loan granted to Pampa Energía (note 10). It was initially measured at fair value and have been valued based on the best estimate of the discounted value of the amounts expected to be collected using the interest rate effective at the time of the initial measurement. This interest rat did not differ form the market interest rate at that moment.

Private bonds received as a consequence of the conclution of the MetroGAS bankrupcy proccess were measured at fair value.

k)	Derivative Financial Instruments

Derivative financial instruments have been value at fair value at reporting period. The fair value is determined as the effective amounts to be collected or paid to cancel the instrument.

Even though the management enter into these derivative financial instrument to hedge its exposure to currency fluctuation. As of the date of the issuance of these financial statements, in accordance with TR No. 18, the Company has not applied hedge accounting in any of its outstanding derivative financial instruments. As a consequence, changes in the measurement of derivative financial instruments, are recognized in the Statement of Income within “Net financial expenses.”

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014, 2013 AND 2012

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

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

The reconciliation between the current tax an the income tax expense charged to the statement of income in the years ended December 31, 2014, 2013 and 2012 is as follows:

	2014	2013	2012
Current tax	(78,659)	(95,493)	(231,604)
Temporary differences variation	(14,001)	698	13,410
Tax loss carryforwards	20,887	12,222	(234,284)
Allowance for deferred tax assets (Exhibit E)	(20,887)	(10,675)	—

Income tax expense	(92,660)	(93,248)	(452,478)

The components of the net deferred tax assets and liabilities as of December 31, 2014, 2013 and 2012 are the following:

Non-current deferred tax assets and liabilities	2014	2013		2012
Allowance for doubtful accounts	1,218	1,218		1,219
Deferred revenues	46	(95)		(237)
Tax credits discounted value loss	—	—		10,950
Account receivables discounted value	8,762	12,028		3,568
Loans	(6,376)	(546)		(872)
Property, plant and equipment, net	(91,236)	(93,745)		(95,135)
Other provisions	3,946	3,946		3,946
Provision for contingencies	49,974	51,679		49,371
Current investments	(8,659)	(1,842)		(111)
Present value loans	(1,543)	(2,510)		(3,264)
Income tax loss carryforward	33,429	10,675		—
Allowance for income tax loss carryforward	(33,429)	(10,675)		—

Net deferred tax liability (Notes 4.d. and 4.l.)	(43,868)	(29,867	) (1)	(30,565)

(1)	Net of deferred tax asset of Ps. 69 recorded under Other non-current receivables as of December 31, 2013.

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the years ended December 31, 2014, 2013 and 2012 as follows:

	2014	2013	2012
Pre-tax income	101,465	138,484	1,123,227
Statutory income tax rate	35%	35%	35%
Pre-tax income at statutory income tax rate	(35,513)	(48,469)	(393,129)
Permanent differences at statutory income tax rate:
- Inflation adjustment	(29,331)	(29,668)	(30,505)
- Variation in deferred tax assets allowance	(20,887)	(10,675)	—
- Non-taxable income / (loss) or non-deductible expenses	1,048	(174)	(28,024)
- Others	(7,977)	(4,262)	(820)

Income tax expense	(92,660)	(93,248)	(452,478)

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014, 2013 AND 2012

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Within the framework of Resolution No. 312/05 from the FACPCE, the net book value of the inflation adjustment included in the accounting value of the property, plant and equipment is a temporary difference and thus, the deferred tax liability is required to be recorded. However, said resolution permits companies to disclose the deferred tax liability in the notes to the financial statements instead of recording it. TGS had elected to disclose the deferred tax liability in notes to the consolidated financial statements. This deferred tax liability does not constitute an account payable, but it is a liability that will be reversed over the remaining period over which these assets are depreciated. In compliance with the resolution mentioned above, CIESA advises that, if that liability had been recognized, the deferred tax liability as of December 31, 2014, would have increased by Ps. 474,746 (generating a net liability position of Ps. 518,614) and a positive effect of Ps. 14,959, Ps. 15,131 and Ps.15,557 on the Company’s net (loss) / income for the years ended December 31, 2014, 2013 and 2012, respectively, would have been recognized. Additionally, in the subsequent years, TGS would have recorded a lower income tax expenses as follows:

Amount
Year 2015	14,846
Year 2016	12,046
Year 2017	11,692
Year 2018 onwards	203,536

Total	242,120

CIESA’s accumulated tax loss carryforwards that are available to offset future taxable income are the following:

Description	Amount	Year of expiration
Tax loss carryforward 2013	35,834	2018
Tax loss carryforward 2014 (estimated)	59,677	2019

Accumulated tax loss carryforward	95,511

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments. This evaluation is based on internal projections made as discussed in Note 2.a). Based on current financial information, the Company is uncertain that it will recover its entire deferred tax assets through future taxable income. Accordingly, the Company has recognized a valuation allowance of Ps. 33,429 and Ps 10,675 against its deferred tax assets, as of December 31, 2014 and 2013, respectively.

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

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014, 2013 AND 2012

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

As of December 31, 2014, 2013 and 2012, the Company has not recorded any provision in respect of the asset tax because the determined amounts do not exceed what has been estimated for the income tax.

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

These accounts have been restated to account for the effects of inflation as described in Note 2.b). The adjustment derived from the restatement of such account has been capitalized (Note 8.a.).

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

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014, 2013 AND 2012

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Services from Other Services segment primarily consist of the treatment, removal of impurities and natural gas compression, as well as inspection and maintenance of pipelines and compressor plants and services of steam generation for electricity production. Revenues from telecommunications services provided through Telcosur are recognized when the service is provided.

r)	Statement of income accounts

Accounts relating to the statement of income have been recorded considering the following criteria:

•	Accounts that accumulate monetary transactions, at their nominal value.

•	Expenses related to consumption of non-monetary assets have been charged to the statement of income considering the restated cost of such assets as described in Note 2.b).

•	Gain on related companies was determined on the basis of TGS’ affiliates’ results and were disclosed under “Gain on related companies”.

Other expenses, net for the years ended December 31, 2014, 2013 and 2012 include the following items:

	2014	2013	2012
	(non-audited)	(non-audited)
Net (increase) / decrease and doubtfull accounts in provisions for contingencies (Exhibit E)	(1,641)	16,916	(13,374)
Others	6,255	(4,862)	2,764

Total	4,614	12,054	(10,610)

s)	Earnings per share

Earnings and dividends per share for the years ended December 31, 2014, 2013 and 2012 have been calculated based on 638,818,696 outstanding shares during each year. As the Company does not have preferred stock or convertible debt, the amount of basic earnings per share is the same as the amount of diluted earnings per share.

3.	CONSOLIDATED BUSINESS SEGMENT INFORMATION

TGS’s business segments are as follows: (i) natural gas transportation services through its pipeline system; (ii) production and commercialization of liquids and (iii) other services and (iv) telecommunications.

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

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014, 2013 AND 2012

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Telecommunications	Corporate	Total
Year ended December 31, 2014
Net revenues	744,089	3,243,299	256,716	59,867	—	4,303,971
Operating (loss) / income	(41,253)	809,672	125,597	32,226	(2,837)	923,405
Depreciation of property, plant and equipment	190,876	48,112	16,674	—	—	255,662
Identifiable assets	5,078,245	739,076	314,616	51,264	275,161	6,458,362
Identifiable liabilities	3,062,281	577,090	174,787	21,046	238,288	4,073,492
Year ended December 31, 2013
Net revenues	661,023	2,065,321	109,153	29,489	—	2,864,986
Operating income / (loss)	14,883	649,030	19,964	10,701	(2,399)	692,179
Depreciation of property, plant and equipment	(179,646)	(47,039)	(16,232)	—	—	(242,917)
Identifiable assets	4,984,194	783,159	287,265	28,424	129,116	6,212,158
Identifiable liabilities	2,952,536	443,611	137,880	13,012	161,394	3,708,433
Year ended December 31, 2012
Net revenues	603,355	1,835,738	109,409	26,466	—	2,574,968
Operating income / (loss)	22,970	648,407	20,739	9,651	(2,887)	704,654
Depreciation of property, plant and equipment	173,338	44,918	15,414		—	233,670
Identifiable assets	3,688,691	678,749	287,450		949,319	5,604,209
Identifiable liabilities	2,402,752	416,637	78,577	10,647	179,145	3,087,758

The Company renders services of natural gas transportation principally to gas distribution companies and Petrobras Argentina. Significant customers in terms of net revenues from gas transportation for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014	2013	2012
	(non-audited)	(non-audited)
MetroGAS S.A.	194,904	183,724	184,288
Camuzzi Gas Pampeana S.A.	108,668	99,601	98,062
Gas Natural BAN S.A. (“BAN”)	78,913	70,614	70,487
Petrobras Argentina	26,834	31,698	32,360
Camuzzi Gas del Sur S.A.	26,296	23,934	24,388

Significant customers in the Production and Commercialization of Liquids segment are Petredec Limited (“Petredec”), Petrobras Global Trading BV (“Petrobras Global”), PBB-Polisur S.A. (“Polisur”) and Petroleo Brasileiro. Net revenues from these customers (include sales of liquids made on behalf of third parties, from which TGS withholds charges for the Production and Commercialization of Liquids) for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014	2013	2012
	(non-audited)	(non-audited)
Polisur	1,055,582	735,380	580,325
Petredec	944,233	411,127	342,757
Trafigura Beheer B.V. Amsterdam (“Trafigura”)	—	—	34,831
Petroleo Brasileiro	627,468	343,150	256,447
Petrobras Global	—	373,791	487,314

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014, 2013 AND 2012

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

4.	SUMMARY OF SIGNIFICANT BALANCE SHEET ITEMS AS OF DECEMBER 31, 2014, 2013 AND 2012

		2014	2013	2012
		(non-audited)	(non-audited)
a)	Current accounts receivable, net
	Natural gas transportation
	Common	108,235	79,129	135,488
	Related parties (Note 10)	6,562	3,335	7,490

	Subtotal	114,797	82,464	142,978

	Production and commercialization of liquids
	Common	172,379	241,900	99,932
	Related parties (Note 10)	33,211	44,930	140,658

	Subtotal	205,590	286,830	240,590

	Other services
	Common	73,935	43,584	42,004
	Related parties (Note 10)	18,429	9,826	27,633
	Subtotal	92,364	53,410	69,637

	Allowance for doubtful accounts	(1,389)	(4,121)	(4,124)

	Total	411,362	418,583	449,081

b)	Other current receivables
	Tax credits	103,360	29,111	54,159
	Prepaid expenses	14,008	13,650	11,217
	Advances to suppliers	71,512	59,503	25,045
	Subsidies receivable	50,527	32,939	21,560
	Credits to related parties	3,118	—	—
	Derivative financial instruments	—	26,500	—
	Guarantee deposits on derivative financial instruments	7,433	—	—
	Others	11,586	30,490	13,417

	Total	261,544	192,193	125,398

c)	Non-current accounts receivable
	MetroGAS (1)	—	—	27,176
	Gas trust fund	47,157	38,136	45,580
	Profertil S.A. (“Profertil”)	—	—	2,477
	Allowance for doubtful accounts (1)	—	—	(27,176)

	Total	47,157	38,136	48,057

d)	Other non-current receivables
	Deferred income tax (Note 2.l)	—	69	67
	Easement expense to be recovered	3,690	3,690	5,658
	Tax credits (2)	48,124	40,013	41,163
	Others	4,365	4,126	3,987

	Total	56,179	47,898	50,875

e)	Other current investments
	Loans to related parties (Note 10)	268,111	—	—

	Total	268,111	—	—

f)	Other non-current investments
	Loans to related parties (Note 10)	—	194,154	—
	Private bonds	26,620	19,155	—

	Total	26,620	213,309	—

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014, 2013 AND 2012

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

g)	Accounts payable
	Suppliers	512,110	310,001	308,299
	Customers (credit balances)	9,366	48,032	36,550
	Related companies	38,304	27,386	18,907

	Total	559,780	385,419	363,756

h)	Cu Current taxes payable
	Income tax (net of advances and others)	25,911	27,876	88,526
	Turn over tax	3,745	3,332	—
	Income tax	6,490	5,360	—
	Tax on exports	13,341	34,539	36,884
	Others	20,593	5,254	8,101

	Total	70,080	76,361	133,511

i)	Current advances from customers (3)
	Aluar Aluminio Argentino S.A.C.I. (“Aluar”)	6,742	6,742	6,742
	Gas Trust	—	5,852	6,578
	Total Austral S.A. (“Total Austral”)	4,770	4,770	4,770
	YPF S.A. (“YPF”)	2,262	—	—
	Pan American Sur S.A. (“PAS”)	3,180	3,180	3,180
	Pan American Energy L.L.C. (“PAE”)	2,182	—	—
	PBB Polisur S.A. (“Polisur”)	2,187	—	—
	Others	5,879	4,800	3,369

	Total	27,202	25,344	24,639

j)	Other current liabilities
	Other provisions	2,238	1,644	1,632
	Negative investement	—	801	—
	Provision for compensation for Board of Directors and Supervisory Committee	1,574	1,077	863

	Total	3,812	3,522	2,495

k)	Non-current advances from customers (3)
	Aluar	158,464	165,206	171,948
	Total Austral	5,565	10,335	15,105
	YPF	11,728	13,498	9,571
	PAE	62,817	64,821	—
	PAS	3,710	6,890	66,825
	Polisur	132,917	45,559	—
	Otros	5,148	5,596	16,113

	Total	380,349	311,905	279,562

l)	Non-current taxes payable
	Deferred income tax (Note 2.l.)	43,868	29,936	30,632

	Total	43,868	29,936	30,632

(1)	Corresponds to the bills included in MetroGAS’ reorganization process.
(2)	As of December 31, 2014, 2013 and 2012, includes Ps. 44,977, Ps. 36,866 and Ps. 38,214 respectively, of income tax and VAT credits generated by the reversion of the tariff increase credit (see Note 7.a.), which will be collected through a tax recovery appeal.
(3)	These advances are mainly related to the financing of TGS pipeline system expansion works for the rendering of firm transportation services contracted by such clients. The main advance payments will be settled with the effective rendering of firm transportation service.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014, 2013 AND 2012

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

5.	SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net (loss) / income for the period to net cash flows from operating activities.

Cash and cash equivalents at the end of the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014	2013	2012
	(non-audited)	(non-audited)
Cash and banks (1)	352,097	125,664	97,100
Current investments	820,264	1,119,686	744,573
Current investments with an original maturity of more than three months	(145,331)	(251,734)	(138,523)

Total cash and cash equivalents	1,027,030	993,616	703,150

(1)	As of December 31, 2014, 2013 and 2012, includes Ps. 17,086, Ps. 79,937 and Ps. 57,617, respectively, corresponding to balances from bank accounts which accrue interes.

Non-cash transactions are as follows:

	2014	2013	2012
	(non-audited)	(non-audited)
Acquisition of property, plant and equipment through an increase in accounts payable	44,159	31,738	15,836
Interest capitalization	10,409	7,245	5,923

6.	LOANS

Short-term and long-term debt, net of issuance expenses as of December 31, 2014, 2013 and 2012 comprise the following:

	2014	2013	2012
	(non-audited)	(non-audited)
Current loans:
Promissory Notes	212,587	—	—
Interests payable	28,494	26,822	17,923
2007 EMTN Program: Series 1 notes (1)	263,548	608,823	—
Derivative financial instruments	28,810	—	—
Other loans	19,720	12,164	4,477

Total current loans	553,159	647,809	22,400

Non- current loans:
Promissory Notes	—	155,474	112,669
2007 EMTN Program: Series 1 notes (1)	527,096	1,828,629	1,836,395
2014 EMTN Program: Series 1 notes (1)	1,619,268	—	—
Other loans	14,041	33,602	15,556

Total non-current loans	2,160,405	2,017,705	1,964,620

Total loans	2,713,564	2,665,514	1,987,020

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014, 2013 AND 2012

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

The breakdown of loans according to the currency is the following:

	2014	2013	2012
	(non-audited)	(non-audited)
Argentine pesos	33,761	44,204	17,544
U.S. dollars	2,679,803	2,621,310	1,969,476

Total loans	2,713,564	2,665,514	1,987,020

CIESA Loans

Due to the Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law and Reform of the Exchange Rate Regime N° 25,561, CIESA did not pay at maturity, in April 2002, either the principal and the last interest installment, their notes issued in 1997 for a nominal value of USD 200 million, or protection agreements interest rate variation associated (jointly with the notes, all this named the “Financial Debt”).

As of April 2004, the shareholders and creditors of financial CIESA held a series of agreements, which, among other actions, certain share in order to provide the necessary flexibility to advance the restructuring was planned transfers the Financial Debt.

On September 1, 2005, the Company, its shareholders and its creditors signed the Debt Restructuring Agreement. The said agreement indicates the issuance of debt and exchange of the Financial Debt for a nominal value of US$ 20,400,000 and its associated accrued unpaid interests through the promissory notes for a total amount of US$ 22,671,982 (the “New Debt”) which accrue interests at a 180 day LIBO rate plus 1% per annum, which cannot be higher than 5% annually. The interests are due on a semi-annual basis while the principal amortization will be due on September 1, 2015. According to the terms of the promissory notes, the Company capitalized the interests accrued between its date of issuance and March 1, 2008. In case the Company distributes dividends, the Company shall pay an early amortization amount equivalent to 5% of the dividends paid. The creditors of the New Debt are: Banco de la Nación Argentina S.A., BAPRO URUGUAY (the branch of the República Oriental del Uruguay of Banco de la Provincia de Buenos Aires S.A.), and Altieri Holdings Inc.

On May 18, 2011, the parties to the CIESA Restructuring Agreement entered into a fourth amendment of such agreement, which, among other things, provides for the replacement of AEI (the only financial creditor who is not a holder of the New Debt) by the Pampa Group in the CIESA Restructuring Agreement. On October 5, 2011, by note No.11,362, ENARGAS expressed no regulatory objections to the CIESA Restructuring Agreement and expressed that it may be effective after approval is obtained from the CNDC. At the date of issuance of these financial statements the CNDC authorization was not obtained even.

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

To date the Company is currently evaluating several alternatives for the New Debt cancellation.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014, 2013 AND 2012

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Issuance of notes under the 2007 Global Program (the “2007 Program”):

The Extraordinary Shareholders’ meeting held on December 21, 2006 approved the creation of the Global Program for the issuance of new notes of a maximum aggregate amount of US$ 650,000,000 (The “2007 Global Program”) This Program was authorized by the CNV on January 18, 2007.

Accordingly, between May and June 2007, the Company refinanced its outstanding indebtedness through the issuance of US$500.0 million new notes (the “2007 Notes”), the early prepayment of its outstanding debt through an exchange offer, the cancellation of outstanding notes which did not participate in the exchange offer and cancellation of bank loans. The Company’s goal in issuing these notes was to improve the Company’s financial indebtedness profile and to ease the restrictions imposed by the prior debt restructured in 2004, including but not limited to dividend distribution, additional indebtedness and capital expenditures.

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

On January 10, 2014, TGS launched an offer to exchange its outstanding 2007 Notes for newly issued notes under the 2014 Global Program (the “2014 Global Program”), as it is described below. The period of acceptance of this offer expired on February 7, 2014. The percentage of acceptance received amounted to 67%. As a result of the exchange, a total US$ 123,283,000 of the 2007 Notes remained outstanding and thus, the amortization payments are expected to amount to US$ 30,820,750. After its first amortization in May 2014, as December 31, 2014, 2007 Notes amounted to US$ 92,462,250.

The fair value of the 2007 Notes is based on a discounted cash flow at an effective interest rate of 7.942%.

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

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014, 2013 AND 2012

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Issuance of notes under the 2014 Global Program (the “2014 Program”):

The 2014 Program provides for the issuance of up to a maximum principal amount of US$400 million in notes, and was authorized by resolutions of an Extraordinary Shareholders’ Meeting dated April 25, 2013, and by resolutions of its Board of Directors adopted on July 23, 2013 and December 23, 2013. The program was also authorized by the CNV on January 3, 2014, after the issuance of Resolution No. 17,262.

As it is mentioned above, on January 10, 2014 TGS launched an offer for a voluntary exchange. The exchange offer settled on February 7, 2014. TGS accepted 67% of the 2007 Notes. For this reason, on February 7, 2014, the Company issued its 2014 Notes in aggregate principal amount of US$255,451,506 under its 2014 Program. The main conditions of 2014 Notes are as follows:

	2014 Notes
Amount in US$	255,451,506
Interest rate	9.625% anual

	Scheduled payment date	Percentage of original principal amount
Amortization	May 14, 2014	25%
	May 14, 2018	25%
	May 14, 2019	25%
	May 14, 2020	25%
Frequency of Interest payment	Semiannual, payable el May 14 and November 14 of each year.
Guarantor	None

The 2014 Notes are traded in the BCBA, the MAE and the Euro MTF of the Luxembourg Exchange.

The terms and conditions of the 2014 Notes are similar to those applied to the 2007 Notes, having not changed financial covenants with respect to those effective for the 2007 Notes. According to the criteria established by TR 17, the exchange offer was not accounted for as an extinguishment of financial liabilities, and thus, the costs paid are amortized over the remaining life of the 2014 Notes.

The fair values are based on cash flows discounted at an effective rate of 10.126%.

7.	REGULATORY FRAMEWORK

a)	General framework and current tariff context:

Regarding Company’s Natural Gas Transportation business, it is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory Decree No. 1,738/92, other regulatory decrees, the Pliego de Bases y Condiciones para la Privatización de GdE, the transfer agreements and the licenses of the newly privatized companies establish the legal framework for the transportation and distribution of natural gas in Argentina. The Natural Gas Act created the Ente Nacional Regulador del Gas (“ENARGAS”), which is entitled, among other things, to set the basis for the calculation, monitoring and approval of tariffs. Previous the enactement of the Public Emergency Law, and cccording to the Regulatory Framework,

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014, 2013 AND 2012

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

transportation tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at the date of the billing. The basic natural gas transportation tariffs charged by TGS had been established at the time of the privatization of GdE and were to be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The “efficiency factor” is a reduction to the base tariff resulting from future efficiency programs while the “investment factor” increases the tariffs to compensate the licensees for future investments which are not repaid through tariffs. Also, subject to ENARGAS approval, tariffs were to be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms and conditions as described in the precedent paragraph in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since the enactment of the Public Emergency Law in early 2002, which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Public Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the said law as long as it is in force, which will expire in December 31, 2015, after several extensions.

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

In June and November 2005, TGS received two proposals from UNIREN. Said proposals provided for a tariff increase of 10%, an overall tariff review, and required TGS’s and its shareholders’ abandonment of any claim or lawsuit resulting from the effects of the Public Emergency Law on the License prior to the effectiveness of a renegotiation of the License, and also demanded TGS to hold the Argentine government harmless from any claim or lawsuit filed by its shareholders. Additionally, said proposals required TGS and its shareholders’ abandonment of any future claim or lawsuit regarding the PPI tariff adjustments which were not applied in 2000 and 2001. TGS responded to the proposals, and declared that the original 10% increase was insufficient and committed not to file any administrative, arbitration or judicial claim or lawsuit in Argentina or abroad, as long as a reasonable renegotiation agreement was reached. Moreover, TGS stated that the Company was determined to make its best efforts to obtain similar commitments from its investors.

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

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014, 2013 AND 2012

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

In October 2011, Pampa Energía acquired the rights to control, suspend and to abandon the legal actions of Ponderosa and Enron Creditors Recovery Corp against the Argentine government under the “Call Option Agreement” signed between Pampa Energía, Inversiones Argentina II and GEB Corp. on March 11, 2011. On January 12, 2015, by agreement of the disputing parties, the legal action of Enron Corp. and Ponderosa Assets LP held against the Argentine Republic before the ICSID was suspended until July 12, 2015.

On October 9, 2008, TGS signed a transitional agreement with UNIREN that contemplated a tariff increase of 20%, which is retroactively applicable to September 1, 2008 (the “Transitional Agrement”). According to this agreement, the funds generated by this tariff increase would be temporarily deposited in a trust fund until TGS needed them to carry out an investment plan for its pipeline system. Although the tariff increase has not been granted yet, we executed the investment plan called for under the 2008 Transitional Agreement using our own funds, and on September 6, 2011, ENARGAS determined that the works included in our investment plan were completed.

On December 3, 2009, the Executive Branch ratified the Transitional Agreement through the Presidential Decree No. 1,918/09. By means of this Decree, TGS will be able to bill the tariff increase to its clients as soon as ENARGAS publishes the new tariffs chart and sets the methodology to bill the retroactive effect. However, ENARGAS has not carried out these duties to date because of this delay, in August 2010, TGS requested ENARGAS authorization to issue the Tariff Chart including the 20% transitory tariff increase and the retroactive collection methodology, requesting the application of an interest rate in line with the established method of payment. ENARGAS responded to TGS that they had submitted the records and the tariff project to the Coordination and Management Control Under Secretariat (“SCyCG”), which is under the scope of the MPFIPyS, based on the Resolution No. 2000/2005 of the MPFIPyS.

On September 30, 2010, TGS filed an acción de amparo (a summary proceeding to guarantee constitutional rights) against ENARGAS and the SCyCG in order to obtain the implementation of the new tariff increase schedule. On October 25, 2010, ENARGAS and the SCyCG provided the information required by the Judge on October 19, 2010. On November 8, 2010 TGS was served notice of the judgment that upheld the injunction filed. Said judgment orders the SCyCG to return to ENARGAS -within a two-day period- the documents remitted by said body in connection with the Tariff Chart applicable to TGS under Decree No. 1,918/09; and orders ENARGAS -within two days following reception of said documents- to set the Tariff Chart and the retroactive collection methodology. ENARGAS and the SCyCG filed an appeal against the judgment that upheld the acción de amparo filed by TGS.

Moreover, on November 16, 2010, TGS received a proposal from UNIREN, which provides that in order to move forward with the renegotiation of the License within the scope and in the terms of the Emergency Law, see claims, appeals, or administrative or judicial action taken against the Federal Government in connection with or arising from the Renegotiation Process must be suspended. On November 18, 2010, TGS decided to authorize the suspension of the acción de amparo mentioned above for a twenty- working-day period automatically renewable at the expiration of said term (except that the Board before or at the expiration of each period decides not to renew it) in order to move forward with the renegotiation of the License Agreement. On December 28, 2010, TGS requested ENARGAS and the MPFIPyS the subscription of the suspension, and as of the date of the issuance of these consolidated financial statements, TGS has not received any favorable respond in this matter.

On April 5, 2011, the Second Chamber of the Court of Appeals in administrative federal matters in the City of Buenos Aires confirmed the sentence passed by the first instance judge, setting a 60 business day term for SCyCG to act according to the provisions of Resolution No. 2000/2005 and return to ENARGAS the documents remitted by ENARGAS in connection with the tariff increase schedule and for ENARGAS to decide, within a 60 business day term following receipt of said documents and verification of compliance with the provisions set forth in the 2008 Transitional Agreement, on the tariff adjustment and the transitional tariff schedule stipulated therein. ENARGAS filed an extraordinary appeal before the Court of Appeals, which was dismissed by the Court of Appeals on May 27, 2011. On June 14, 2011, ENARGAS filed an appeal before the Supreme Court of Justice requesting that the dismissal of the extraordinary appeal be vacated. On August 25, 2011, SCyCG returned to ENARGAS the administrative documents giving notice under Resolution No. 2000/2005. On June 11, 2012 the Supreme Court of

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014, 2013 AND 2012

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Justice requested the files of the main proceedings in order to solve the appeal filed by ENARGAS, and thereby TGS recorded the fulfillment of the court action by the SCyCG. On November 28, 2013, the Supreme Court of Justice of the Argentine Republic dismissed the appeal requesting that the dismissal of the extraordinary appeal be vacated. This decision made by the Supreme Court of Justice is a final ruling on the subject.

According to the 2008 transitional agreement, TGS should reach an agreement with UNIREN on the terms and conditions of the overall renegotiation before the expiration date under the Public Emergency Law, on December 31, 2015. If TGS does not reach this agreement, then UNIREN would inform the Executive Branch and provide it with the recommendations of the procedural steps to follow.

In this regard, in October 2008, TGS received an integral license renegotiation agreement from UNIREN (which includes the initial 20% tariff increase), whose purpose is the license renegotiation and the overall tariff revision. In October 2011, TGS received a new proposal from UNIREN which included similar terms and conditions from the ones included in the last proposal received in 2008. This proposal was accepted by TGS allowing UNIREN to initiate the administrative process for signature when it concluded favorably after the intervention of different competent organisms. UNIREN issued a supplementary report for the subscription of the renegotiation agreement between the Argentine Government and TGS, filing it on December 22, 2011 together with the Agreement filed by TGS before the Legal Under Secretary of the MPFIPyS. Taking into consideration that the case was returned to UNIREN, on July 16, 2012 TGS called for the continuation of appropriate administrative proceedings. On October 4, 2012, TGS notified the UNIREN the filing made before ENARGAS and the Comisión Nacional de Defensa de la Competencia (“CNDC”) regarding the suspension of the claim initiated by Enron Corp. and Ponderosa against the Argentine Republic mentioned above – the last was until July 12, 2015-, and formally required the order of quick sentence.

Under the framework of the 2008 Transitional Agreement, the ENARGAS issued Resolution No. I-2852 on April 7, 2014, containing the new rate schedules authorizing an increase to the rate applicable to the natural gas firm and interruptible transportation rates. The new rate schedules establish only a progressive 8% increase as from April 1, 2014, an accumulated 14% increase as from June 1, 2014 and an accumulated 20% increase as from August 1, 2014. The tariff increase is exiguous given the increase in operating costs suffered.

The funds generated by this tariff increase would be temporarily deposited in a trust fund for the payment of maintenance works in the pipeline system in order to guarantee the quality of the rendering of natural gas in accordance with the guidelines established in the Natural Gas Industry Regulatory Framework, according to an investment plan submitted by TGS and previously approved by the ENARGAS.

The publication of the new rate schedules partially implements the 2008 Transitional Agreement. The 2008 Transitional Agreement establishes that the tariff increase is effective retroactively starting September 1, 2008. TGS filed a motion for reconsideration before ENARGAS due to the omission regarding the methodology to recover the increase that should have been effective as from September 1, 2008 to March 31, 2014 following the provisions of the 2008 Transitional Agreement. Having spent in excess deadlines for the determination of the appeal by the ENARGAS, TGS considered denied its request, and asked the regulatory agency the transfer of the proceedings to the Secretary of Energy to focus on the analysis of the appellate subsidiary interposed in the motion for reconsideration form. Also, to cover the eventual refusal to that request, TGS filed a preliminary administrative appeal under the terms of art. 30 of the National Administrative Procedures Act to the Argentina Government claiming damages for the failure to implement the retroactive increase provisions of the 2008 Transitional Agreement for the period between September 1, 2008 and March 31, 2014.

On the other hand, with respect to the execution process corresponding to the appeal initiated In September 2010 we filed an acción de amparo against ENARGAS and SCyCG asking for implementation of the new tariff increase schedule. On September 19, 2014, the judge of the First Instance rejected TGS’ request that ENARGAS publish the tariff scheduled, alleging that after the

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014, 2013 AND 2012

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

issuance of resolution I-2852, said organism has complied with the publication of the tariff schedule authorized in Decree No. 1,918/09. Therefore, on September 25, 2014 TGS filed an appeal before the national Chamber for Federal Administrative Law Disputes of the City of Buenos Aires. This appeal was dismissed on December 18, 2014. TGS is currently focused on a special appeal

As part of the negotiations with the UNIREN, TGS continues focusing on following the necessary steps aimed to sign the Integral License Renegotiation Agreement initialed by TGS in October 2011. The indemnity given corresponds to the arbitration action initiated by Enron Corp. and Ponderosa Assets against the National Government for the damages suffered by Public Emergency Law. Although the executive secretariat of the UNIREN ruled favorably regarding the terms reached in the agreement accepted by TGS and recommended the signature of the Ministers of Economy and Finance, National Planning, Infrastructure and Services, as of the date of the issuance of these condensed interim consolidated financial statements, it has been unable to materialize. Also, as it is mentioned above, the Company filed a preliminary administrative appeal under the terms of art. 30 of the National Administrative Procedures Act to the Argentina Government claiming damages for the failure to implement the retroactive increase provisions of the 2008 Transitional Agreement for the period between September 1, 2008 and March 31, 2014.

TGS continues the negotiations with the National Government for the adjustment of the Charge for Access and Use (“CAU”) which has been created through Presidential Decree No. 180/05 to compensate TGS for the operation and maintenance of the natural gas transportation assets, mainly pipeline expansions owned by the Gas Trusts.

The License establishes, among other restrictions, that TGS will not be allowed to assume CIESA’s obligations, or to grant loans, real guarantees or any other kind of favor to CIESA’s creditors.

b)	Regulatory Framework for non-regulated segments

The Production and Commercialization of Liquids segment is subject to regulation by ENARGAS, and as it is provided in the Transfer Agreement, is organized as a separate business unit within TGS, keeping accounting information separately. However, over recent years, the Argentine Government enacted regulations which significantly impacted on it.

In April 2005, the Argentine Government enacted Law No. 26,020 which sets forth the regulatory framework for the industry and commercialization of LPG. Among other things, the Law No. 26,020 creates the framework through which the Federal Energy Bureau establishes regulations meant to cause LPG suppliers to guarantee sufficient supply of LPG in the domestic market at low prices. Law No. 26,020 creates a price regime pursuant to which the Federal Energy Bureau periodically publish reference prices for LPG sold in the local market. It also sets forth LPG volumes to be sold in the local market.

On September 19, 2008 the Federal Energy Bureau and LPG producers, among others, signed an agreement on the price stabilization of the LPG bottles whereby the industry players committed to a substantial reduction in the price of butane ten, twelve and fifteen kgs. bottles (the “Stabilization Agreement”), to support low-income consumers throughout the national territory, guarantying the supply of the product at a fixed price –below the market price- to the producers with a quota to each of them. This price reduction is partially offset by a subsidy paid by a trust fund created for that purpose. This trust fund receives the funds provided by the rise in the wellhead natural gas price which was authorized by the Argentine government.

The validity period was originally agreed until December 1, 2009. As from that date, there were several extensions of the agreement by means of annual amendments. The most recent amendment was signed on April 29, 2014 and was ratified through Resolution No. 532/2014 of the Federal Energy Bureau.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014, 2013 AND 2012

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Participation in the Stabilization Agreement implies that the Company produces and markets LPG volumes required by the Federal Energy Bureau at prices significantly below the market. This situation implies that fail to cover production costs thus providing a negative operating margin. Because of this situation, TGS is working with the Federal Energy Bureau in the review of the Stabilization Agreement and, eventually, analyzing its continuity in the participation in this program.

Since 2002, LPG and natural gasoline exports have been subject to a tax on exports which implied a define percentage depending on the FOB price. In May 2004, the effective tax rate for LPG exports was increased from 4.76% to 16.67%. On May 24, 2007, it was increased to 20%.

Since November 2007 and March 2008, the Ministry of Economy established a variable export tax regime for the natural gasoline and LPG, respectively. According to this regime, if the international price of the relevant LPG product, as notified daily by the Secretary of Energy, is under the reference price established for such product the minimum applicable effective export duty for such product will be 31.03%. On the other hand, in the extent international prices were higher than reference prices, the effective export duty will increase. Due to international prices, the average effective tax rate for 2014 was 33.7%, 32.8% and 31.5% for natural gasoline, propane and butane, respectively.

For this reason, given the current scenario of prices and costs for the Liquids Production and Commercialization segment, the Company will continue with the steps taken so far with the national authorities to allow safeguard the sustainability of the business, particularly with regard to the revision of the current tax regime hydrocarbon exports, and the establishment of a price policy for the purchase of natural gas that stimulates production to meet the needs of the domestic market.

Through Presidential Decree No. 2,067/08, the Executive Branch created a tariff charge to be paid by (i) the users of regulated services of transportation and / or distribution, (ii) natural gas consumers receiving natural gas directly from producers without making use of transportation systems or natural gas distribution, (iii) the natural gas processing companies in order to finance the import of natural gas. The tariff charge sets forth in the Decree finance the higher price of the natural gas imports required to compensate the injection of natural gas necessary to meet national requirements (the “natural gas processing tariff charge”).

The payment of the natural gas processing tariff charge was selectively subsidized from 2008 according to the destination of the natural gas. In November 2011, however, ENARGAS issued Resolution No. 1,982/11 and 1,991/11 (the “Gas Tariff Resolutions”) which modified the list of the subsidy beneficiaries, and thus, involved a cost increase for many of our clients and for us (for certain of our consumption for our own account). The natural gas processing tariff charge increased from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas effective from December 1, 2011, representing a significant increase in our variable costs of natural gas processing.

In order to avoid this damage, TGS appealed against the Presidential Decree and the Resolutions including National Government, ENARGAS and MPFIPyS as defendants. On July 10, 2012, TGS obtained from the Court of Appeals in administrative federal matters based in the Autonomous City of Buenos Aires, the issue of a preliminary injunction which provides that TGS is exempt from the billing and the payment of the tariff charge increase according to the Resolutions, pending the resolution of the claim.

Should this situation disclosed in Note 9.d was not resolved favorably; TGS could have in the future a significant impact on the results of operations. Notwithstanding this, the Management believes it has sufficient grounds to defend its position.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014, 2013 AND 2012

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

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

As of the date of the issuance of these consolidated financial statements, TGS received debt securities from the trust fund which cancelled the 90% of the mentioned advanced payment and the works that started operating. The principal of said debt securities amounted to Ps. 25.8 million (including accrued interest) as of December 31, 2014 and it is amortized in 96 monthly, consecutive and equal installments which bear CER plus a spread of 8% from their date of issue. The 10% remaining amount was cancelled in cash.

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

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014, 2013 AND 2012

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

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

Once the period of the extension of the License expires, TGS will be entitled to participate in the New Bidding, and thus, it shall be entitled to:

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

As of December 31, 2014, 2013 and 2012 CIESA’s common stock subscribed, paid and issued is as follow:

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

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014, 2013 AND 2012

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

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

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014, 2013 AND 2012

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

TGS filed an appeal in May 2007 before the Province of Buenos Aires Court alleging that propane and butane sales might be utilized for other uses different from petrochemical industry. As of the date of the issuance of these consolidated financial statements, the Court has not issued any sentence.

On February 19, 2008, TGS was notified with a formal assessment notice of Ps. 3.6 million (not including interest) regarding the payment of the turnover tax corresponding to the period ranging from August 2003 to December 2004. On March 11, 2008, TGS filed a discharge within the Tax Bureau of the Province of Buenos Aires which was rejected and thus, the Company filed an appeal with the Tax Court of this province in January 2009. On November 23, 2013 the Tax Court partially upheld TGS’s complaint. As of the date of these Financial Statements, the final settlement is still pending.

On December 4, 2012, TGS was notified with a new formal assessment notice of Ps. 0.8 million regarding the payment of the turnover tax corresponding to the fiscal year 2006 related to the production of liquefied gas, butane, propane and natural gasoline. On December 26, 2012, the Company answered the charges alleging the statute of limitations of the taxes claimed for 2006 period. On April 10, 2013, the Agencia de Recaudación de la Provincia de Buenos Aires (“ARBA”) did not accepted the answer of charges sent by TGS. On May 2, 2013, TGS lodged an appeal against ARBA’s decision to the Tax Court. On September 3, 2014, TGS was informed of the unfavorable sentence issued by the Tax Court. Due to the administrative proceedings are finished, the Company presented in the Contentious-Administrative Court the statute of limitations allegation.

On April 13, 2013, TGS was notified with a new formal assessment notice of Ps. 2.7 million (not including interest) regarding the payment of the turnover tax corresponding to the period ranging from January 2007 to April 2008. On June 14, 2013, TGS was notified of the penalty resolution which was appealed on July 13, 2013 alleging the statute of limitations of fiscal year 2007.

As of December 31, 2014, 2013 and 2012, TGS maintains a provision of Ps. 21.1 million, Ps. 43.3 and Ps. 39.1 million, respectively.

b)	Turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services

Province of Santa Cruz

In November 2002, the Tax Bureau of the province of Santa Cruz sent TGS a formal assessment notice for the payment of the turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services.

This assessment corresponds to the period from January 1998 to October 2002. In August 2005, TGS paid the amount claimed of Ps. 1.6 million (including interests until December 4, 2002) and started a tax recovery process, first exhausting all other procedural steps, with the Tax Bureau of the province and then initiating a proceeding in the Provincial Tax Court.

In November 2012, the Department of Revenue of the Province of Santa Cruz sent TGS a formal assessment notice for the payment of the turnover tax for the periods from January 2006 to November 2007 and from January 2008 to April 2011 by the amount of Ps. 5.9 million. In September 2013 TGS paid Ps. 6.8 million (including interest as of that date) and initiated the tax recovery process, which is pending.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014, 2013 AND 2012

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Province of Río Negro

In November 2005, TGS received a notice from the Tax Bureau of the province of Río Negro claiming the payment of Ps. 0.2 million, on the same grounds as those of the Province of Santa Cruz, for the period from January 1999 to May 2005. On February 1, 2008, TGS initiated a tax recovery process with the Tax Court of the province of Río Negro to obtain the refund of Ps. 0.5 million paid in November 2007. The tax recovery process was rejected on August 1, 2012. It was appealed by TGS. On September 30, 2014, TGS requested the open of the evidence stage, which as of the date of issuance of this consolidated financial statements is ongoing.

Province of Tierra del Fuego, Antártida Argentina e Islas del Atlántico Sur

In September 2008, the Tax Bureau of the province of Tierra del Fuego e Islas del Atlántico Sur sent TGS a formal assessment notice for the payment of Ps. 11.2 million corresponding to 2002-2007 period. Once all legal actions were lodged, in February 2013, TGS paid the amounts claimed, beginning the tax recovery process.

In November 2013, the Tax Bureau of the province of Tierra del Fuego e Islas del Atlántico Sur initiated new formal assessments for the periods August 2008 and March 2013 and April 2013 and June 2014 asking for the payment of Ps. 24.1 million and Ps. 12.7 million, respectively. For that reason, TGS initiated legal actions, which are pending.

As of December 31, 2014, 2013 and 2012, the Company recorded a provision of Ps. 120.8 million, Ps. 85,1 million and 84.5 million, respectively, in respect of this contingency under the line item “Provisions”, which amounts were determined in accordance with the estimations of tax and interests, that would be payable as of such date, in case this contingency turns out unfavorable for the Company.

The Company’s management believes that, in case the Company’s position fails and the turnover tax has to be paid, TGS has a right to recover it by a transportation tariff increase as set forth in the License.

c)	Action for annulment of ENARGAS Resolutions No. I-1,982/11 and No. I-1,991/11 (the “Resolutions”)

Within the framework of a legal action against the Resolutions (for further information, see Note 16.b), on July 10, 2012, TGS obtained from the Court of Appeals in administrative federal matters based in the Autonomous City of Buenos Aires, the issue of a preliminary injunction, ordering the Executive Branch (the Federal Energy Bureau), ENARGAS and Nación Fideicomisos S.A., as collection agents, not to bill or intend to collect from TGS the charge with the amounts in compliance with the provisions set forth in both Resolutions and to continue the billing and collection of the amounts stated prior to the issuance of said Resolutions.

ENARGAS and the Argentine National Government appealed the granting of the injunction before the Court of Appeals in administrative federal matters to resolve the applicability and legal continuity of the preliminary injunction. On December 21, 2012, TGS expanded the grounds of demand and requested the case to be referred to the defendants. Since March 18, 2013, the legal proceedings are ongoing at ENARGAS and the Executive Branch, the bodies to which such proceedings were referred by the Court of Appeals for a prior intervention before the issuance of its ruling.

The violation of the constitutional principles that govern matter and annulment of administrative acts carried out to implement the Resolutions mentioned above, is substantially the fundamental issue raised by TGS in the legal action, because no tax burden may be enforceable without the prior existence of a law framed within the constitutional precepts, and created by the Legislative Branch by a special law. This has been the basis adopted by the presiding judge to issue the injunction mentioned. This decision was confirmed on April 7, 2014 by the relevant Court of Appeals, but only for a period of six months. Pursuant to the prevailing legislation, the precautionary injunctions issued against the National Government are renewable at the request of a party at its maturity. TGS requested and obtained a new preliminary injunction which will expire on March 30, 2015. Given this limited duration, TGS filed an appeal before the Supreme Court.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014, 2013 AND 2012

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Furthermore, TGS to broaden the basis for their demand after the enactment of Law No. 26,784 which amended Law No. 26,095 so as to include the natural gas processing tariff charge under the taxes whose creation was delegated to the Executive Branch by the National Congress, TGS has referred to the presiding judge confiscatory character that the tariff charge would have on its economic and financial condition of being in full force Resolutions that implement it.

TGS’s Management believes it has enough valid arguments to defend their position, and thus, the Company has not recorded the increase of the charge for natural gas consumptions from the date of obtaining the injunction until the date of the issuance of these consolidated financial statements. In the event this injunction had not been obtained, the impact of the Resolutions for the years ended December 31, 2014, taking into account the possibility of carryforward the charge to the sales price of the product, would have implied a net loss of Ps. 182.8 million and. Meanwhile, the accumulated impact on the retained earnings since obtaining the injunction would have involved a reduction effect of Ps. 372.2 million.

d)	Repetition action of VAT and income tax

On October 9, 2008, TGS signed the 2008 Transitional Agreement with UNIREN that contemplated a tariff increase of 20%, which would be retroactively applicable to September 1, 2008. On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this decree, TGS will be able to bill the tariff increase to its clients as soon as ENARGAS publishes the new tariffs schedule and sets the methodology to bill the retroactive effect. Finally, this administrative act did not become effective and therefore in September 2010 TGS filed an acción de amparo (a summary proceeding to guarantee constitutional rights). Due to the passing of time since the enactment of Decree No. 1918/09, on December 16, 2010 the Board of Directors of the Company resolved to discontinue the recognition of the tariff increase revenue and to reverse the credit provision of the tariff increase revenue already accrued in the year ended December 31, 2009. The reversal of the tariff increase does not imply any resignation to the Company´s right resulting from the Decree No. 1,918/09.

On May 24, 2013, TGS filed a tax recovery appeal with respect to the income tax and VAT credits generated by the reversal of the tariff increase credit mentioned above. After the omission to pass judgment on the claim within the three months of the filing of the tax recovery appeal, on October 9, 2013, TGS filed an appeal before the Federal Tax Bureau, which was not solved yet. As of the date of the issuance of these consolidated financial statements, the case is in evidence stage.

The total amount claimed by TGS amounted to Ps. 69.4 million plus compensatory interests. The outstanding balance of this credit has been valued at its amortized cost and it has been included in “Other non-current receivables.”

e)	Others

In addition to the matters discussed above, TGS is a party to certain lawsuits and administrative proceedings which involve taxation, labor claims, social security, administrative and others arising in the ordinary course of business. The Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations. As of December 31, 2014, 2013 and 2012 the total amount of these provision amounted Ps. 8.3 million, Ps. 9,7 million and Ps. 9.7 million, respectively.

f)	Environmental matters

TGS is subject to extensive environmental regulations in Argentina. TGS’ management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced. TGS has not incurred in any material environmental liabilities as a result of its operations to date. As of December 31, 2014, 2013and 2012 the total amount of these provision amounted Ps. 0.1 million, Ps 1,6 million and Ps. 9.7 million, respectively.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014, 2013 AND 2012

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

10.	BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Transactions with related parties are carried out in the ordinary course of business according to common practices. The terms of these transactions are comparable to those offered by or obtained from unaffiliated parties.

Technical Assistance Agreement

Petrobras Argentina is TGS’s technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Petrobras Argentina is in charge of providing services related to the operation and maintenance of the natural gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company. In October 2014, TGS and Petrobras Argentina approved the renewal of the Technical Assistance Agreement for a three-year term, beginning on December 28, 2014.

Commercial transactions

During 2014, TGS entered into certain agreements to transfer natural gas and richness to TGS with Petrolera Pampa S.A. and Petrobras Argentina. These agreements will expire in April and October 2015, respectively. The price, which is denominated in US dollars, is determined according to common practices.

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

After several extensions of the maturity, on May 7, 2013, TGS´s Board of Directors approved the amendments of certain terms and conditions of the loan granted to Pampa Energía, among others:

i)	Extended the expiration date until October 6, 2014, with option of an automatic renewal for one additional period of one year. For this reason, the current expiration date is October 6, 2015.

ii)	Previous to the expiration date, the loan must be paid or prepaid compulsorily by the assignment of rights and obligations to TGS of all assigned to Pampa Energía, mentioned in Note 16.a, Ponderosa Assets LP and Enron Creditors Recovery Corp against Argentina in the event that, on or before the due date: (a) the 20% effective increase on the tariff schedule has been granted to TGS, under the provisions of the Transitional Agreement approved by Presidential Decree No. 1918/09 or (b) it has been granted to TGS: (x) the tariff adjustment as provided by the Adjustment Agreement initialed by TGS approved by the Board of Directors Meeting held on October 5, 2011, or (y) any other compensatory arrangements implemented by any mechanism or system of tariff revision in the future to replace those currently in force under the Public Emergency Law with an equivalent economic effect on TGS.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014, 2013 AND 2012

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

iii)	The current interest rate is equivalent to 6.8% annual plus VAT.

As of December 31, 2014, the loan granted to Pampa Energía was exposed in “Other non-current investments” However, as of December 31, 2013 and 2012, it was exposed in “Current investments”.

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of December 31, 2014, 2013 and 2012 is as follows:

	2014		2013		2012
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Affiliate which exercises joint control:
Petrobras Argentina	24,462	29,421	12,614	25,176	32,503	18,907
Petrobras Hispano Argentina	3,118	—	—	—	—	—
Affiliate which exercises significant influence:
Pampa Inversiones SA.	—	7,760	—	—	—	—
Pampa Energía	268,111	—	194,154	—	138,523	—
Affiliates with significant influence:
Link	278	—	223	—	184	—
EGS	—	2,993	—	2,210	—	—
Other related companies:
Petrobras Global	—	—	—	—	89,835	—
Petroleo Brasileiro	25,475	—	39,573	—	47,020	—
Petrolera Pampa	—	5,891	—	—	—	—
Compañía Mega S.A.	7,736	—	5,357	—	3,765	—
WEB S.A.	—	—	382	—	2,010	—

Total	329,180	46,065	252,303	27,386	313,840	18,907

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014, 2013 AND 2012

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

The detail of significant transactions with related parties for the years ended December 31, 2014, 2013 and 2012 is as follows:

Year ended December 31, 2014

	Revenues			Costs		Financial Results
Company	Natural Gas Transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Interests earned
Affiliate which exercises joint control:
Petrobras Argentina	30,192	5,826	52,200	153,378	69,966	—
Affiliate which exercises significant influence:
Pampa Energía	—	—	—	—	—	14,941
Pampa Inversiones	—	—	—	7,760	—	—
Affiliates with significant influence:
Link	—	—	2,637	—	—	—
EGS	—	—	173	—	—	—
Other related companies:
Compañía Mega S.A.	856	74,405	30	—	—	—
Petroleo Brasileiro	—	627,468	—	—	—	—
Petrobras Pampa	—	—	—	30,479	—	—

Total	31,048	707,699	55,040	191,617	69,966	14,941

Year ended December 31, 2013

	Revenues				Costs	Financial Results
Company	Natural Gas Transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Interests loss	Interest earned
Affiliate which exercises joint control:
Petrobras Argentina	31,698	—	34,924	147,977	52,953	—	—
Affiliate which exercises significant influence:
Pampa Energía	—	—	—	—	—	130	7,608
Affiliates with significant influence:
Link	—	—	1,995	—	—	—	—
Other related companies:
Compañía Mega S.A.	764	43,080	30	—	—	—	—
WEB S.A.	3,080	—	—	—	—	—	—
Petroleo Brasileiro	—	343,150	—	—	—	—	—
Petrobras Global	—	373,791

Total	35,542	760,021	36,949	147,977	52,953	130	7,608

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014, 2013 AND 2012

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Year ended December 31, 2012:

	Revenues				Costs	Financial Results
Company	Natural Gas Transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Interests loss	Interest earned
Affiliate which exercises joint control:
Petrobras Argentina	32,360	22,846	29,256	71,255	52,046	—	—
Affiliate which exercises significant influence:
Pampa Energía	—	—	—	—	—	—	6,665
Affiliates with significant influence:
Link	—	—	1,737	—	—	—	—
EGS	—	—	47	—	—	—	—
Other related companies:
Inversiones Argentina	—	—	—	—	—	123	—
Compañía Mega S.A.	757	32,434	1,371	—	—	—	—
WEB S.A.	3,048	—	—	—	—	—	—
Petroleo Brasileiro	—	256,447	—	—	—	—	—
Petrobras Global	—	487,314	—	—

Total	36,165	799,041	32,411	71,255	52,046	123	6,665

11.	SUBSIDIARY AND AFFILIATES

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

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014, 2013 AND 2012

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

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

The financial statements were authorized for issuance by the Board on February 3, 2015.

No subsequent events between the end of the fiscal year ended December 31, 2014 and the date of the issuance (authorization) of these consolidated financial statements have had a material effect on the financial position or the results of operations of the Company.

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

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014, 2013 AND 2012

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

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

Under US GAAP, as of December 31, 2012 areceivables arising from transactions with customers in the normal course of business, under customary trade terms not exceeding one year, are generally accounted for at their nominal value, including accrued interest, if applicable.

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

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014, 2013 AND 2012

(Amounts stated in thousands of Argentine pesos as described in Note 2.b,

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

Ricardo I. Monge

Board of Directors’ Chairman

EXHIBIT A

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2014, 2013 AND 2012

PROPERTY, PLANT AND EQUIPMENT, NET

(In thousands of Argentine pesos as described in Note 2.b.)

	2014												2013	2012
	(non-audited)												(non-audited)
	Cost					Depreciation
Main Account	Beginning of the year	Additions	Retirements	Transfers	End of the year	Accumulated at the beginning of the year	Retirements	For the year	Rate %	Accumulated at the end of the year	Impairment	Net book value	Net book value	Net book value
Pipelines	3,612,277	—	—	18,963	3,631,240	1,348,651	—	85,773	(1) 2.2	1,434,424	—	2,196,816	2,263,626	2,320,786
Compressor plants	1,354,086	—	—	81,998	1,436,084	762,272	—	71,983	(1) 3.3 to 25	834,255	—	601,829	591,814	623,070
Other industrial plants	2,868	—	—	—	2,868	358	—	98	(1) 3.3	456	—	2,412	2,510	2,608
Stations of regulation and/or measurement of pressure	126,403	—	—	2,825	129,228	77,640	—	5,166	(1) 4	82,806	—	46,422	48,763	52,283
Other technical installations	28,342	—	—	13	28,355	19,027	—	975	(1) 6.7	20,002	—	8,353	9,315	10,323

Subtotal assets related to gas transportation service	5,123,976	—	—	103,799	5,227,775	2,207,948	—	163,995	—	2,371,943	—	2,855,832	2,916,028	3,009,070
Assets related to gas upstream service	205,084	—	—	689	205,773	103,669	—	7,998	2.2 to 25	111,667	—	94,106	101,415	102,419
Assets related to liquids production and commercialization service	677,111	—	—	18,437	695,548	483,606	—	42,821	(1) 5.9	526,427	—	169,121	193,505	206,644
Lands	6,279	—	—	—	6,279	—	—	—	—	—	—	6,279	6,279	6,279
Buildings and constructions	184,665	—	—	11,539	196,204	93,198	—	4,502	2	97,700	—	98,504	91,467	93,094
Fittings and fixtures in buildings	5,692	—	—	28,283	33,975	3,539	—	780	4	4,319	—	29,656	2,153	2,450
Machinery, equipment and tools	43,036	3,381	253	753	46,917	34,941	253	1,712	6.7 to 20	36,400	—	10,517	8,095	5,438
Computers and telecommunication systems	363,374	—	—	26,405	389,779	264,435	—	21,916	6.7 to 20	286,351	—	103,428	98,939	101,603
Vehicles	28,122	3,549	607	—	31,064	19,210	607	2,968	10 and 20	21,571	—	9,493	8,912	7,634
Furniture	13,147	—	—	—	13,147	12,645	—	98	10	12,743	—	404	502	581
Capitalization of foreign exchange loss (1)	177,272	—	—	—	177,272	91,233	—	8,872	(1) 4.2	100,105	—	77,167	86,039	93,560
Materials	226,701	112,846	3,916	(48,954)	286,677	—	—	—	—	—	—	286,677	226,701	176,850
Line pack	13,872	—	—	—	13,872	1,618	—	—	—	1,618	—	12,254	12,254	12,254
Works in progress	224,751	253,614	—	(140,951)	337,414	—	—	—	—	—	—	337,414	224,751	140,287
Advances to suppliers of property, plant and equipment	39,932	25,219	—	—	65,151	—	—	—	—	—	—	65,151	39,932	42,356

Total 2014	7,333,014	398,609	4,776	—	7,726,847	3,316,042	860	255,662		3,570,844	—	4,156,003

Total 2013	7,073,889	265,685	6,560	—	7,333,014	3,073,370	245	242,917		3,316,042	—		4,016,972

Total 2012	6,887,221	224,329	37,661	—	7,073,889	2,855,065	15,365	233,670		3,073,370	—			4,000,519

(1)	See Note 2.i).

EXHIBIT C

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2014, 2013 AND 2012

NON-CURRENT INVESTMENTS

(In thousands of Argentine pesos, as described in Note 2.b.)

	2014										2013		2012
	(non-audited)										(non-audited)
					Issuer information
	Description of securities					Lastest financial statements issued
Name and issuer	Face value	Amount	Cost	Book value	Main business	Date	Common stock	Net income / (loss) for the period	Shareholder’s equity	% of Common Stock	Book value		Book value
Transporte y Servicios de Gas en Uruguay S.A.	Uruguayan peso 1	196,000	5	1,698	Pipeline Maintenance	09/30/2014	28	139	3,403	49.00	1,667		1,528
													58,453
Goodwill (2)				58,453							58,453
Goodwill Amortization (2)				(31,936)							(29,688)		(27,440)
Emprendimientos de Gas del Sur S.A.	Ps.1	116,130	116	1,731	Pipeline construction and operation services	09/30/2014	237	239	3,937	49.00	1,929		1,690

Subtotal				29,946							32,361		34,231
Gas Link S.A.	Ps.1	502,962	503	—	Pipeline construction and operation services	09/30/2014	1,026	(894)	5,165	49.00	(801	)(1) y (2)	93	(1)

Total				29,946							31,560		34,324

(1)	Includes the elimination of intercompany profits. See Note 2.h).
(2)	Included in “Other current liabilities”.

EXHIBIT D

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2014, 2013 AND 2012

CURRENT INVESTMENTS

(In thousands of Argentine pesos as described in Note 2.b.)

	2014	2013	2012
	(non-audited)	(non-audited)
Mutual funds in local currency	239,647	228,817	60,286
Mutual funds in foreign currency	—	—	—
Public Bonds	2,338	112,100	—
Bank accounts in foreign currency	720	551	58,905
Time deposits in local currency	577,560	778,218	463,509
Time deposits in foreign currency	—	—	23,350
Loans granted to related parties in foreign currency (Note 10)	—	—	138,523

Total current investments	820,265	1,119,686	744,573

EXHIBIT E

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2014, 2013 AND 2012

ALLOWANCES AND PROVISIONS FOR CONTINGENCIES

(In thousands of Argentine pesos as described in Note 2.b)

Main account		Beginning of the year	Additions		Applications	Decreases		End of the year
		(non-audited)
Deducted from assets
Allowance for doubtful accounts	2014	4,121	—		2,525	207		1,389

	2013	31,300	—		8,892	18,287		4,121

	2012	31,173	127	(1)	—	—		31,300

Allowance for deferred tax assets	2014	—	20,887	(4)	—	—		20,887

	2013	—	10,675	(4)	—	—		10,675

	2012	—	—		—	—		—

Included in liabilities
Provision	2014	143,412	42,859	(2)	13,238	22,686	(3)	150,347

	2013	144,054	27,939	(3)	18,547	10,034	(3)	143,412

	2012	130,764	15,982	(3)	84	2,608	(3)	144,054

(1)	Included in “Selling expenses”
(2)	Ps. 24.327 included in “Other expense, net” and Ps. 18.532 included in “Financial expenses”
(3)	Included in “Other expense, net”.
(4)	Included in “Income tax expense”.

EXHIBIT F

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

COST OF SALES FOR THE YEARS

ENDED DECEMBER 31, 2014, 2013 AND 2012

(In thousands of Argentine pesos as described in Note 2.b.)

	2014	2013	2012
	(non-audited)	(non-audited)
Inventories at the beginning of the year	7,356	54,282	7,588
Natural gas purchases	1,591,314	744,249	681,768
Operating costs (Exhibit H)	995,996	804,144	716,660
Inventories at the end of the year	(29,131)	(7,356)	(54,282)

Cost of sales	2,565,535	1,595,319	1,351,734

EXHIBIT G

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2014, 2013 AND 2012

FOREIGN CURRENCY ASSETS AND LIABILITIES

(In thousands of Argentine pesos as described in Note 2.b.)

	2014					2013			2012
	Foreign currency and amount (in thousands)		Exchange rate		Amount in local currency	Foreign currency and amount (in thousands)		Amount in local currency	Foreign currency and amount (in thousands)		Amount in local currency
					(non-audited)			(non-audited)			(non-audited)
CURRENT ASSETS
Cash and deposits in banks	US$	29,804	8.451	(1)	251,874	US$	12,439	80,617	US$	11,837	57,694
Investments, net	US$	—	8.451	(1)	—	US$	16,915	109,626	US$	45,297	220,777
Other investments	US$	31,725	8.451	(1)	268,111	US$	—	—	US$	—	—
Account receivables, net	US$	15,248	8.451	(1)	128,860	US$	34,128	221,184	US$	41,204	200,829
Other receivables	US$	4,500	8.451	(1)	38,030	US$	5,190	33,636	US$	3,359	16,372

					686,875			445,063			495,672

NON CURRENT ASSETS
Account receivables	US$	694	8.451	(1)	5,869	US$	—	—	US$	509	2,481
Other investments	US$	3,150	8.451	(1)	26,620	US$	32,913	213,309	US$	—	—
Property, plant and equipment, net	US$	5,185	8.451	(1)	43,818	US$	1,607	10,415	US$	3,007	14,656
	Euros	838	10.265	(1)	8,602	Euros	2,407	18,722	Euros	2,718	17,499

					84,909			242,446			34,636

					771,784			687,509			530,308

CURRENT LIABILITIES
Accounts payable	US$	34,746	8.551	(2)	297,113	US$	10,478	68,327	US$	8,347	41,017
	Euros	—			—	Euros	—	—	Euros	—	—
Tax Payable	US$	31	8.551	(2)	265	US$	18	117	US$	4	22
Loans	US$	59,014	8.551	(2)	504,629	US$	97,620	636,578	US$	3,837	18,856
Advances from customers	US$	—	8.551	(2)	—	US$	—	—	US$	2,041	10,029

					802,007			705,022			69,924

NON CURRENT LIABILITIES
Loans	US$	251,007	8.551	(2)	2,146,364	US$	304,360	1,984,732	US$	396,952	1,950,623

					2,146,364			1,984,732			1,950,623

					2,948,371			2,689,754			2,020,547

(1)	Buy exchange rate at the end of the year.
(2)	Sell exchange rate at the end of the year.

US$: United States of America dollars

EXHIBIT H

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A

CONSOLIDATED INFORMATION REQUIRED UNDER ART 64, PARAGRAPH I, CLAUSE b) BUSINESS ASSOCIATIONS LAW

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(In thousands of Argentine pesos as described in Note 2.b.)

	2014							2013		2012
	(non-audited)							(non-audited)
Accounts	Total	Regulated Activities	Non Operating Activities	Administrative expenses (2)	Selling expenses (3)		Financial expense	Total		Total
Salaries, wages and other contributions	416,968	224,727	84,138	82,777	25,326		—	305,657		241,779
Social security taxes	74,640	37,074	15,027	17,136	5,403		—	55,159		43,260
Compensation of Directors and Supervisory Committee	4,595	—	—	4,595	—		—	2,957		2,322
Professional services fees	21,972	1,238	2,239	17,417	1,078		—	15,199		14,442
Technical operator assistance fees	69,966	3,000	66,966	—	—		—	52,952		52,046
Materials	26,597	11,079	15,518	—	—		—	18,790		14,389
Third parties services	41,059	15,650	20,567	4,842	—		—	30,706		24,873
Telecommunications and postal expenses	3,543	252	690	2,461	140		—	2,847		2,434
Rents	1,802	411	122	1,092	177		—	1,354		1,230
Transportation and freight	15,647	11,059	4,261	325	2		—	10,694		9,051
Easements	14,832	14,832	—	—	—		—	18,172		15,605
Offices supplies	1,669	560	208	820	81		—	1,068		977
Travel expenses	6,142	3,056	1,008	1,431	647		—	3,981		3,662
Insurance	19,380	11,386	6,853	1,096	45		—	15,987		13,730
Property, plant and equipment maintenance	113,011	79,984	29,713	2,718	596		—	83,193		75,068
Depreciation of property, plant and equipment	255,662	175,460	64,787	15,415	—		—	242,917		233,670
Taxes and contributions	687,875	47,016	17,320	9,993	613,546	(1)	—	489,735	(1)	443,498	(1)
Advertising	136	—	—	—	136		—	45		545
Doubtful accounts	(207)	—	—	—	(207)		—	—		127
Bank expenses	1,625	—	—	1,553	72		—	1,135		872
Interest expense	321,738	—	—	—	—		321,738	230,864		206,603
Foreign exchange loss	935,541	—	—	—	—		935,541	627,182		325,031
Other expenses and financial charges	53,178	—	—	—	—		53,178	30,466		21,069
Operations among business segments	—	(17,299)	17,299	—	—		—	16,571		—
Costs of services rendered to third parties	18,740	—	18,740	—	—		—	—		32,381
Other expenses	15,373	6,909	4,146	4,001	317		—	12,513		9,279

Total 2014	3,121,484	626,394	369,602	167,672	647,359		1,310,457

Total 2013		521,908	282,236	120,124	457,364		888,512	2,270,144

Total 2012		473,413	243,247	95,347	423,233		552,703			1,787,943

(1)	Includes tax on exports of Ps. 511,599 , Ps.363,435 and Ps.357,409 for the years ended December 31, 2014, 2013 and 2012 respectively.
(2)	From the total of Administrative Expenses, Ps. 44,327, Ps. 24,483 and Ps. 14,740 correspond to the non regulated activities for the years ended December 31, 2014, 2013 and 2012, respectively.
(3)	From the total of Selling Expenses, Ps. 612,020, Ps. 428,758 and Ps. 396,629 correspond to the non regulated activities for the years ended December 31, 2014, 2013 and 2012, respectively.

EXHIBIT I

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2014

DETAIL OF MATURITIES OF INVESTMENTS, RECEIVABLES AND LIABILITIES

(In thousands of Argentine pesos as described in Note 2.b.)

	Investments (1)	Receivables (2)	Loans	Other liabilities (3)
Without specified maturity	239,647	3,690	—	45,092

With specified maturity
* Overdue
Until 12-31-2013	—	13,880	—	49,082
From 01-01-14 to 03-31-14	—	3,808	—	307
From 04-01-14 to 06-30-14	—	3,132	—	307
From 07-01-14 to 09-30-14	—	13,916	—	308
From 10-01-14 to 12-31-14	—	73,514	4,809	308

Total Overdue	—	108,250	4,809	50,312

* Non-due:
From 01-01-15 to 03-31-15	580,617	355,473	5,222	692,603
From 04-01-15 to 06-30-15	—	5,139	324,548	30,914
From 07-01-15 to 09-30-15	—	3,001	216,678	4,974
From 10-01-15 to 12-31-15	268,111	3,000	1,902	5,018
During 2016	—	14,138	272,376	152,714
During 2017	—	17,963	261,159	13,020
During 2018	—	8,479	542,290	11,719
During 2019	—	4,944	542,290	15,169
From 2020 onwards	—	6,000	542,290	188,099

Total non-due	848,728	418,137	2,708,755	1,114,230

Total with specific maturity	848,728	526,387	2,713,564	1,164,542

Total	1,088,375	530,077	2,713,564	1,209,634

(1)	Includes mutual funds, loans, time deposits, public and private and certain bank accounts. Such investments bear floating interest rates, except for Ps. 268,111 wich bear interests at 6.8% plus VAT annual.
(2)	Includes account receivables and other receivables, without the allowance for doubtful accounts. Said credits do not bear interests, except for Ps. 47,535 which bear CER plus a spread of 8%. The total credits without specific maturity correspond to non-current assets.
(3)	Corresponds to the total liabilities, except for provisions and loans. From the total Other liabilities without specified maturity, Ps. 1,224 correspond to current liabilities.

Oil and Gas Supplementary Disclosures (Unaudited)

In December 2009, the Company adopted the Modernization of Oil and Gas Reporting rules, which were issued by the Securities and Exchange Commission (“SEC”) of the United States of America at the end of 2008.

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

Capitalized costs

The following table presents the capitalized costs as of December 31, 2014, 2013 and 2012, for proved and unproved oil and gas properties, and the related accumulated depreciation and allowances, which reduce the value of assets.

	Consolidated Companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Venezuela	Total
	(Stated in millions of Argentine pesos)
December 31, 2014
Proved properties:
Equipment, camps and other facilities	5,040	194	5,234	—	—
Mining properties and wells	15,078	1,101	16,179	3,570	3,570
Unproved properties	619	—	619	—	—

Total capitalized costs	20,737	1,295	22,032	3,570	3,570

Accumulated depreciation and allowances which reduce the value of assets	(12,080)	(968)	(13,048)	(1,711)	(1,711)

Total net capitalized costs	8,657	327	8,984	1,859	1,859

	Consolidated Companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Venezuela	Total
	(Stated in millions of Argentine pesos)
December 31, 2013
Proved properties:
Equipment, camps and other facilities	4,818	85	4,903	—	—
Mining properties and wells	13,097	1,056	14,153	3,730	3,730
Unproved properties	298	—	298	—	—

Total capitalized costs	18,213	1,141	19,354	3,730	3,730

Accumulated depreciation and allowances which reduce the value of assets	(11,612)	(637)	(12,249)	(1,181)	(1,181)

Total net capitalized costs	6,601	504	7,105	2,549	2,549

	Consolidated Companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Venezuela	Total
	(Stated in millions of Argentine pesos)
December 31, 2012
Proved properties:
Equipment, camps and other facilities	4,580	64	4,644	—	—
Mining properties and wells	11,250	635	11,885	2,900	2,900
Unproved properties	116	—	116	—	—

Total capitalized costs	15,946	699	16,645	2,900	2,900

Accumulated depreciation and allowances which reduce the value of assets	(10,116)	(462)	(10,578)	(807)	(807)

Total net capitalized costs	5,830	237	6,067	2,093	2,093

Costs incurred

The following table presents those costs capitalized as well as expensed that were incurred during each of the years ended as of December 31, 2014, 2013 and 2012. The acquisition of properties includes the cost of acquisition of proved or unproved oil and gas properties. Exploration costs include geological and geophysical costs, costs necessary for retaining undeveloped properties, and drilling costs and exploratory well equipment. Development costs include drilling costs and equipment for developmental wells, costs incurred in improved recovery, the construction of facilities for extraction, treatment and storage of hydrocarbons and all necessary costs to maintain facilities for the existing developed reserves.

	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(Stated in millions of Argentine pesos)
At December 31, 2014
Acquisition of properties:
- Proved	—	—	—	—	—	—
- Unproved	21	—	21	—	—	—
Exploration costs	386	—	386	—	—	—
Development costs	3,810	31	3,841	—	539	539

Total costs incurred	4,217	31	4,248	—	539	539

	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(Stated in millions of Argentine pesos)
At December 31, 2013
Acquisition of properties:
- Proved	—	—	—	—	—	—
- Unproved	59	—	59	—	—	—
Exploration costs	315	—	315	—	—	—
Development costs	2,087	31	2,118	—	240	240

Total costs incurred	2,461	31	2,492	—	240	240

	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(Stated in millions of Argentine pesos)
At December 31, 2012
Acquisition of properties:
- Proved	1,214	—	1,214	—	—	—
- Unproved	28	—	28	3	—	3
Exploration costs	110	—	110	1	—	1
Development costs	1,576	26	1,602	30	95	125

Total costs incurred	2,928	26	2,954	34	95	129

Results of operations

The breakdown of results of the operations shown below summarizes revenues and expenses directly associated with oil and gas-producing activities for the years ended December 31, 2014, 2013 and 2012. These activities are a part of the Oil and Gas Exploration and Production segment. This breakdown does not include any allocation of financial costs or expenses from Corporate and therefore it is not necessarily an indicator of the contribution in operations for oil and gas producing activities to the net income of the Company. Income tax for the years presented was calculated utilizing the deferred income tax criteria.

	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(Stated in millions of Argentine pesos)
At December 31, 2014
Net sales:
- to third parties	1,823	192	2,015	—	1,251	1,251
- transfers to other operations	8,538	—	8,538	—	—	—

Total net sales	10,361	192	10,553	—	1,251	1,251
Production costs:
- Operating costs	(3,007)	(81)	(3,088)	—	(514)	(514)
- Royalties and other	(1,875)	(14)	(1,889)	—	(374)	(374)

Total production costs	(4,882)	(95)	(4,977)	—	(888)	(888)
Exploration costs	(70)	—	(70)	—	—	—
Depreciation, depletion, amortization and allowances which reduce the value of assets	(2,364)	(31)	(2,395)	—	(1,541)	(1,541)

Results of operations before income tax	3,045	66	3,111	—	(1,178)	(1,178)
Income tax	(1,066)	(17)	(1,083)	—	339	339

Total Results of oil and gas operations	1,979	49	2,028	—	(839)	(839)

	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(Stated in millions of Argentine pesos)
At December 31, 2013
Net sales:
- to third parties	1,625	189	1,814	—	1,172	1,172
- transfers to other operations	6,024	—	6,024	—	—	—

Total net sales	7,649	189	7,838	—	1,172	1,172
Production costs:
- Operating costs	(2,525)	(77)	(2,602)	—	(306)	(306)
- Royalties and other	(1,169)	(9)	(1,178)	—	(293)	(293)

Total production costs	(3,694)	(86)	(3,780)	—	(599)	(599)
Exploration costs	(82)	—	(82)	—	—	—
Depreciation, depletion, amortization and allowances which reduce the value of assets	(1,934)	(27)	(1,961)	—	(985)	(985)

Results of operations before income tax	1,939	76	2,015	—	(412)	(412)
Income tax	(679)	(20)	(699)	—	59	59

Total Results of oil and gas operations	1,260	56	1,316	—	(353)	(353)

	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(Stated in millions of Argentine pesos)
At December 31, 2012
Net sales:
- to third parties	874	168	1,042	109	845	954
- transfers to other operations	5,071	—	5,071	1	—	1

Total net sales	5,945	168	6,113	110	845	955
Production costs:
- Operating costs	(1,854)	(72)	(1,926)	(25)	(269)	(294)
- Royalties and other	(987)	(10)	(997)	(14)	(195)	(209)

Total production costs	(2,841)	(82)	(2,923)	(39)	(464)	(503)
Exploration costs	(212)	—	(212)	(1)	—	(1)
Depreciation, depletion, amortization and allowances which reduce the value of assets	(1,484)	(23)	(1,507)	(23)	(380)	(403)

Results of operations before income tax	1,365	63	1,471	47	1	48
Income tax	(478)	(17)	(495)	(19)	(53)	(72)

Total Results of oil and gas operations	887	46	976	28	(52)	(24)

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

The Company estimates its reserves at least once a year. The Company’s reserves estimation as of December 31, 2014, 2013 and 2012 was evaluated by DeGolyer and MacNaughton. The technical revision covered approximately 80%, 73% and 76% respectively, of the Company’s estimated reserves. DeGolyer and MacNaughton evaluated the proved oil and natural gas reserve estimates in accordance with Rule 4-10 of Regulation S-X, promulgated by the SEC, and in accordance with the oil and gas reserves disclosure provisions of ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities-Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities). We provided all information required during the course of the evaluation process to the auditor’s satisfaction.

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

The following table sets forth the estimated proved reserves of oil (includes crude oil, condensate and natural gas liquids) and natural gas as of December 31, 2014, 2013 and 2012:

	CRUDE OIL, CONDENSATE AND NATURAL GAS LIQUIDS IN THOUSANDS OF BARRELS					NATURAL GAS IN MILLIONS OF CUBIC FEET
	Consolidated companies		Equity Method Investment		Total	Consolidated companies	Equity Method Investment		Total
Proved reserves (developed and undeveloped)	Argentina	Rest of Latin- America	Argentina	Venezuela		Argentina	Argentina	Venezuela
Reserves as of December 31, 2011 (*)	58,888	—	3,808	29,537	92,233	732,653	8,426	43,452	784,531

Increase (Decrease) originated in:
Revisions of previous estimates	(2,662)	—	36	(3,800)	(6,426)	22,024	96	(4,913)	17,207
Extensions and discoveries	4,393	—	272	1,130	5,795	14,618	440	8,802	23,860
Purchase of proved reserves in place	19,674	—	(3,779)	—	15,895	43,686	(8,391)	—	35,295
Year’s production	(16,048)	—	(337)	(2,337)	(18,722)	(100,515)	(571)	(886)	(101,972)

Reserves as of December 31, 2012 (*)	64,245	—	—	24,530	88,775	712,466	—	46,455	758,921

Increase (Decrease) originated in:
Revisions of previous estimates	67	—	—	(1,086)	(1,019)	65,774	—	(4,362)	61,412
Purchase of proved reserves in place	13,204	—	—	—	13,204	9,260	—	—	9,260
Year’s production	(16,675)	—	—	(2,020)	(18,695)	(92,213)	—	(620)	(92,833)

Reserves as of December 31, 2013 (*)	60,841	—	—	21,424	82,265	695,287	—	41,473	736,760

Increase (Decrease) originated in:
Revisions of previous estimates	(3,053)	—	—	(1,766)	(4,819)	23,424	—	(13,277)	10,147
Improved recovery	520	—	—	—	520	10,817	—	—	10,817
Extensions and discoveries	2,955	—	—	—	2,955	42,076	—	—	42,076
Purchase of proved reserves in place	22,713	—	—	—	22,713	46,975	—	—	46,975
Sale of proved reserves in place	(3,404)	—	—	—	(3,404)	—	—	—	—
Year’s production	(13,957)	—	—	(1,691)	(15,648)	(89,858)	—	(591)	(90,449)

Reserves as of December 31, 2014 (*)	66,615	—	—	17,967	84,582	728,721	—	27,605	756,326

(*) Includes proved developed reserves:

As of December 31, 2012	48,936	—	—	12,670	61,606	358,319	—	14,582	372,901
As of December 31, 2013	43,802	—	—	12,448	56,250	320,642	—	14,868	335,510
As of December 31, 2014	51,986	—	—	9,407	61,393	356,228	—	15,738	371,966

Bolivian proved reserves were not classified as such in 2014, 2013 and 2012 due to changes introduced to the Bolivian Constitution, which restrict the disclosure of estimated reserves for properties under its authority.

The estimated reserves were subjected to economic evaluation to determine their economic limits. Such estimated reserves in Argentina for years ended in 2014, 2013 and 2012 are stated prior to the payment of any royalties as they have the same impact as taxes on production and are not paid in kind, and therefore are treated as operating costs.

In Venezuela, as of December 31, 2014, 2013 and 2012, estimated reserves were calculated on the basis of the contractual structure in force, and are stated before royalties and are computed by multiplying our ownership in each mixed company by the proved reserve volumes of the relevant mixed company.

	2014		2013		2012
	Crude Oil, Condensate and Natural Gas Liquids	Natural Gas	Crude Oil, Condensate and Natural Gas Liquids	Natural Gas	Crude Oil, Condensate and Natural Gas Liquids	Natural Gas
	In thousands of barrels	In millions of cubic feet	In thousands of barrels	In millions of cubic feet	In thousands of barrels	In millions of cubic feet
Net proved developed reserves:
Consolidated entities
Argentina	51,986	356,228	43,802	320,642	48,936	358,319
Rest of Latin-America	—	—	—	—	—	—

	51,986	356,228	43,802	320,642	48,936	358,319

Equity method investees
Argentina	—	—	—	—	—	—
Venezuela	9,407	15,738	12,448	14,868	12,670	14,582

	9,407	15,738	12,448	14,868	12,670	14,582

Total consolidated and equity method investees	61,393	371,966	56,250	335,510	61,606	372,901

Net proved undeveloped reserves:
Consolidated entities
Argentina	14,629	372,493	17,039	374,645	15,309	354,147
Rest of Latin-America	—	—	—	—	—	—

	14,629	372,493	17,039	374,645	15,309	354,147

Equity method investees
Argentina	—	—	—	—	—	—
Venezuela	8,560	11,867	8,976	26,605	11,860	31,873

	8,560	11,867	8,976	26,605	11,860	31,873

Total consolidated and equity method investees	23,189	384,360	26,015	401,250	27,169	386,020

Standardized measure of discounted future net cash flows

The following table discloses estimated future net cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas. As prescribed by SEC Modernization of Oil and Gas Reporting rules and ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities – Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities), such future net cash flows were estimated using the average first-day-of-the-month price during the 12-month period for 2014, 2013 and 2012 and using a 10% annual discount factor. Future development and abandonment costs include estimated drilling costs, development and exploitation installations and abandonment costs. These future development costs were estimated based on evaluations made by the Company and the operators of the fields in which the Company has an interest. The future income tax was calculated by applying the tax rate in effect as of the date this supplementary information was filed.

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

	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Venezuela	Total
	(Stated in millions of Argentine pesos)
At December 31, 2014
Future cash flows	61,252	1,037	62,289	6,778	6,778
Future production costs	(32,004)	(672)	(32,676)	(2,284)	(2,284)
Future development and abandonment costs	(10,218)	(243)	(10,461)	(1,224)	(1,224)
Future income tax	(5,285)	(62)	(5,347)	(130)	(130)

Undiscounted future net cash flows	13,745	60	13,805	3,140	3,140
10% annual discount	(4,493)	(27)	(4,520)	(1,216)	(1,216)

Standardized measure of discounted future net cash flows	9,252	33	9,285	1,924	1,924

At December 31, 2013
Future cash flows	39,279	1,055	40,334	12,291	12,291
Future production costs	(20,993)	(770)	(21,763)	(9,073)	(9,073)
Future development and abandonment costs	(6,490)	(185)	(6,675)	(843)	(843)
Future income tax	(3,009)	(60)	(3,069)	(535)	(535)

Undiscounted future net cash flows	8,787	40	8,827	1,840	1,840
10% annual discount	(2,328)	29	(2,299)	(652)	(652)

Standardized measure of discounted future net cash flows	6,459	69	6,528	1,188	1,188

At December 31, 2012
Future cash flows	29,877	949	30,826	11,130	11,130
Future production costs	(14,050)	(597)	(14,647)	(8,165)	(8,165)
Future development and abandonment costs	(5,073)	(73)	(5,146)	(647)	(647)
Future income tax	(2,754)	(81)	(2,835)	(519)	(519)

Undiscounted future net cash flows	8,000	198	8,198	1,799	1,799
10% annual discount	(1,948)	(75)	(2,023)	(609)	(609)

Standardized measure of discounted future net cash flows	6,052	123	6,175	1,190	1,190

Changes in the standardized measure of discounted future net cash flows

The following table discloses the changes in the standardized measure of discounted future net cash flows for the years ended December 31, 2014, 2013 and 2012:

	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(Stated in millions of Argentine pesos)
Standardized measure at December 31, 2013	6,459	69	6,528	—	1,188	1,188

Changes related to oil & gas activities:
Hydrocarbons sales net of production costs	(5,479)	(97)	(5,576)	—	(363)	(363)
Net change in sales prices, net of future production costs	689	64	753	—	981	981
Changes in future development costs	(5,107)	(26)	(5,133)	—	(550)	(550)
Extensions, discoveries and improved recovery, net of future production and associated costs	1,560	—	1,560	—	—	—
Development costs incurred	3,810	31	3,841	—	539	539
Revisions of quantity estimates	(235)	(97)	(332)	—	(551)	(551)
Purchase of reserves in place	6,421	—	6,421	—	—	—
Sale of reserves in place	(721)	—			—
Net change in income taxes	(973)	7	(966)	—	384	384
Accretion of discount	1,126	15	1,141	—	203	203
Changes in production rates	(3)	47	44	—	(250)	(250)
Other changes	1,705	20	1,725	—	343	343

Standardized measure at December 31, 2014	9,252	33	10,006	—	1,924	1,924

	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(Stated in millions of Argentine pesos)
Standardized measure at December 31, 2012	6,052	123	6,175	—	1,190	1,190

Changes related to oil & gas activities:
Hydrocarbons sales net of production costs	(3,955)	(103)	(4,058)	—	(573)	(573)
Net change in sales prices, net of future production costs	(744)	1	(743)	—	137	137
Changes in future development costs	(1,884)	(100)	(1,984)	—	(237)	(237)
Extensions, discoveries and improved recovery, net of future production and associated costs	—	—	—	—	—	—
Development costs incurred	2,087	31	2,118	—	240	240
Revisions of quantity estimates	324	12	336	—	(106)	(106)
Purchase of reserves in place	1,768	—	1,768	—	—	—
Net change in income taxes	527	25	552	—	76	76
Accretion of discount	1,094	23	1,117	—	200	200
Changes in production rates	(227)	16	(211)	—	—	—
Other changes	1,417	41	1,458	—	261	261

Standardized measure at December 31, 2013	6,459	69	6,528	—	1,188	1,188

	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Argentina	Venezuela	Total
	(Stated in millions of Argentine pesos)
Standardized measure at December 31, 2011	4,709	97	4,806	250	1,916	2,166

Changes related to oil & gas activities:
Hydrocarbons sales net of production costs	(3,104)	(86)	(3,147)	(71)	(381)	(452)
Net change in sales prices, net of future production costs	897	116	1,013	56	(1,185)	(1,129)
Changes in future development costs	(1,947)	(15)	(1,962)	(45)	(384)	(429)
Extensions, discoveries and improved recovery, net of future production and associated costs	855	—	855	29	187	216
Development costs incurred	1,576	26	1,602	30	95	125
Revisions of quantity estimates	17	—	17	(1)	(237)	(238)
Purchase of reserves in place	1,196	—	1,196	—	—	—
Net change in income taxes	262	(2)	260	(22)	767	745
Accretion of discount	916	16	932	17	328	345
Changes in production rates	429	(67)	362	35	(83)	(48)
Other changes	246	38	241	(278)	167	(111)

Standardized measure at December 31, 2012	6,052	123	6,175	—	1,190	1,190