Form 20-F
period 2015-12-31
Petrobras Argentina S.A.
filed 2016-04-29
CIK 1449877

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2015

Commission file number 333-155319

PETROBRAS ARGENTINA S.A.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

REPUBLIC OF ARGENTINA

(Jurisdiction of incorporation or organization)

Maipú 1, 22 S.S. Floor

(C1084ABA) Ciudad Autónoma de Buenos Aires

República Argentina

(Address of principal executive offices)

Maelcio Mauricio Soares

Maipú 1, 22th Floor

(C1084ABA) Ciudad Autónoma de Buenos Aires

República Argentina

Tel: 54-11-4344-6694

Fax: 54-11-4344-6398

E-mail: maelcio.soares@petrobras.com

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2015 was:

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

Certain statements contained in this Annual Report are forward-looking statements and are not based on historical facts, such as statements containing the words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed in “Item 3. Key Information—Risk Factors” and elsewhere in this Annual Report. Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•	Changes in general economic, business, political or other conditions in Argentina or changes in general economic or business conditions in other Latin American countries;

•	The availability of financing at reasonable terms to Argentine companies, such as us;

•	The failure of governmental authorities to approve proposed measures or transactions described in this Annual Report;

•	The volume of crude oil, oil products and natural gas we produce and sell;

•	Changes in the price of hydrocarbons and oil products;

•	Changes to our capital expenditure plans;

•	Changes in domestic and international laws, regulations or policies affecting our operations, including with respect to tax and environmental matters;

•	Fluctuations in the Argentine peso/U.S. dollar exchange rate;

•	Our ability to renew certain concessions;

•	The ability to develop and monetize conventional and non-conventional reserves;

•	Changes to our reserves estimates;

•	Increased costs; and

•	Other factors discussed under “Risk Factors” in Item 3 of this Annual Report.

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

SELECTED FINANCIAL DATA

The financial information set forth below may not contain all of the financial information that you should consider when making an investment decision. This information should be read in conjunction with, and is qualified in its entirety by reference to, the “Risk Factors” included in this Annual Report. See “—Risk Factors.” You should also carefully read our audited consolidated financial statements and “Item 5. Operating and Financial Review and Prospects” included in this Annual Report for additional financial information about us.

Our audited consolidated financial statements included in this Annual Report (“Audited Consolidated Financial Statements”) are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Presentation of Financial Information in accordance with IFRS

Since January 1, 2012, in compliance with adopted accounting standards applicable to public companies in Argentina and regulations introduced by the Comisión Nacional de Valores (the Argentine Securities Commission, or “CNV”), PESA is required to prepare its statutory financial statements in accordance with IFRS as issued by the IASB.

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

Consideration of the effects of inflation

According to inflation data published by the Instituto Nacional de Estadística y Censos (the “Argentine national statistics and census institute”, or the “INDEC”), from 2011 to 2014, the Argentine consumer price index (“CPI”) increased 9.5%, 10.8% , 10.9% and 24.0% in each of those years, respectively, and 11.9% in the ten-month period ended October 31, 2015. The wholesale price index (“WPI”) increased 12.7%, 13.1%, 14.8% and 28.3% in each of those years, respectively, and 10.6% in the ten-month period ended October 31, 2015. In November 2015, the INDEC suspended the publication of the CPI and the WPI. From 2007 through 2015, the INDEC experienced a process of institutional and methodological reforms that gave rise to controversy with respect to the reliability of the information that it produces, including inflation, gross domestic product (“GDP”) and unemployment data. Reports published by the International Monetary Fund (the “IMF”) stated that their staff used alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which have shown inflation rates considerably higher than those published by the INDEC since 2007. The IMF also censured Argentina in 2013 for failing to make sufficient progress in adopting remedial measures to address the quality of official data, including inflation and GDP data. On February 13, 2014, the INDEC released a new inflation index, known as the Natural Urban Consumer Price Index (the “IPCNu”) which measures prices on goods across the country and replaced the previous index that only measured inflation in the urban sprawl of the City of Buenos Aires. Even though the IPCNu brought inflation statistics closer to those estimated by private sources, differences between official inflation data and private estimates remained at the end of 2015. Since the first weeks after assuming office on December 10, 2015, the new administration has introduced economic and policy reforms. See “—Risk Factors—Factors Relating to Argentina—The impact of the recent congressional and presidential elections on the future economic and political environment of Argentina is uncertain”.

In January 2016, the administration which assumed office on December 10, 2015 (the “new administration”), through Decree No. 55/2016, declared a state of administrative emergency of the national statistics system until December 31, 2016, and the new INDEC authorities announced the discontinuation of the methodology previously used to measure inflation and suspended the publication of all indices until the INDEC is in a position to calculate such indices based on adequate and reliable official data. The INDEC has suggested using CPI figures published by the Province of San Luis and the City of Buenos Aires for reference in the meantime. According to the Province of San Luis’ reports, the inflation rate was 2.9%, 6.5%, 4.2%, 2.7% and 3.0%, in November 2015, December 2015, January 2016, February 2016 and March 2016, respectively. According to the City of Buenos Aires’ reports, the inflation rate was 2.0%, 3.9%, 4.1%, 4.0% and 3.3%, in November 2015, December 2015, January 2016, February 2016 and March 2016, respectively. See “—Risk Factors—Factors Relating to Argentina—Economic and political instability in Argentina has affected and may continue to adversely affect our financial condition and results of operations.”

In accordance with IFRS, the financial information set forth in this Annual Report has not been adjusted to reflect inflation. Inflation could therefore affect the comparability among the different periods presented herein.

The following tables set forth selected consolidated financial data of the Company presented in Argentine pesos and prepared in accordance with IFRS as issued by the IASB, as of and for each of the years ended December 31, 2015, 2014, 2013, 2012 and 2011.

The selected consolidated financial data as of and for the years ended December 31, 2015, 2014 and 2013, has been derived from our Audited Consolidated Financial Statements, which were audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm in Buenos Aires, Argentina, member firm of PricewaterhouseCoopers International Limited network (“PwC”), and are included elsewhere herein. The selected consolidated financial data as of and for the years ended December 31, 2012 and 2011 has been derived from our audited financial statements, which were audited by PwC and KPMG, respectively, and are not included herein.

The financial data as of and for the years ended December 31, 2012 and 2011 was modified at the time we issued our Audited Consolidated Financial Statements as of and for the year ended December 31, 2013 to retrospectively apply the change in accounting for employee benefit plans reflected in IAS 19 Employee Benefits as issued by the IASB.

Petrobras Argentina S.A.—Consolidated Statement of Income and Comprehensive Income

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(in millions of pesos, except for per share amounts and number of shares or as otherwise indicated)
Sales	21,955	20,738	15,340	12,765	11,104
Cost of sales	(15,554)	(14,490)	(11,260)	(9,619)	(8,462)

Gross profit	6,401	6,248	4,080	3,146	2,642

Administrative and selling expenses	(2,921)	(2,416)	(1,797)	(1,430)	(1,222)
Exploration expenses	(148)	(70)	(82)	(212)	(391)
Other operating expenses, net	(123)	(779)	(571)	(121)	(831)
Share of net loss of equity accounted investments	(1,290)	(1,735)	(279)	(148)	(36)

Operating income	1,919	1,248	1,351	1,235	162

Financial income	1,539	1,124	936	442	289
Financial costs	(1,592)	(1,052)	(883)	(512)	(465)

Income (loss) before income tax	1,866	1,320	1,404	1,165	(14)

Income tax	(971)	(742)	(552)	(492)	(15)

Income (loss) from continuing operations	895	578	852	673	(29)
Income from discontinued operations	—	—	—	—	706

Net income	895	578	852	673	677

Actuarial profits and losses	44	1	10	(7)	15
Foreign currency translation	1,172	518	278	45	(133)
Other comprehensive income related to our equity accounted investments	—	—	—	7	12

Total other comprehensive income	2,111	1,097	1,140	718	571

Earnings (losses) per share basic/diluted (in pesos):
From continuing operations	0.422	0.227	0.386	0.306	(0.012)
From discontinued operations	—	—	—	—	0.350

Total	0.422	0.227	0.386	0.306	0.337

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(in millions of pesos, except for per share amounts and number of shares or as otherwise indicated)
Net income attributable to:
Shareholders of the Company	853	458	779	618	681
Non-controlling interest	42	120	73	55	(4)

Total	895	578	852	673	677

Total comprehensive income for the year:
From continuing operations	2,111	1,097	1,140	718	(1)
From discontinued operations	—	—	—	—	572

Total	2,111	1,097	1,140	718	571

Total comprehensive income attributable to:
Shareholders of the Company	1,487	741	896	624	575
Non-controlling interest	624	356	244	94	(4)

Total	2,111	1,097	1,140	718	571

Petrobras Argentina S.A.—Consolidated Statement of Financial Position

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(in millions of pesos, except for per share amounts and number of shares or as otherwise indicated)
Statements of Financial Position
Assets
Current assets
Cash and cash equivalents	2,229	2,278	1,193	1,260	1,192
Other investments	43	33	23	20	21
Trade receivables	3,241	2,945	2,519	2,168	1,871
Other receivables	3,100	1,676	1,551	1,553	1,070
Inventories	2,130	1,951	1,310	1,023	970

Total current assets	10,743	8,883	6,596	6,024	5,124

Non-current assets
Trade receivables	48	60	73	86	211
Other receivables	186	163	245	238	896
Deferred income tax assets	7	47	—	—	—
Inventories	78	67	58	45	39
Other investments	290	153	301	279	348
Investments in associates	3,130	2,979	3,568	3,006	2,943
Investments in joint ventures	441	491	497	689	724
Property, plant and equipment	14,174	11,589	9,524	8,480	7,056

Total non-current assets	18,354	15,549	14,266	12,823	12,217

Total assets	29,097	24,432	20,862	18,847	17,341

Liabilities
Current liabilities
Accounts payable	4,097	3,045	2,553	1,863	1,572
Short-term loans	61	92	208	1,108	40
Payroll and social security taxes	473	371	304	258	194
Taxes payable	775	1,134	578	470	310
Provisions	1,655	1,253	385	643	516

Total current liabilities	7,061	5,895	4,028	4,342	2,632

Non-current liabilities
Accounts payable	—	4	7	172	184
Long-term loans	3,910	2,587	2,024	1,558	2,182
Employment benefit obligations	534	438	336	269	195
Deferred income tax liabilities	863	499	548	354	247
Provisions	2,166	2,394	2,224	1,581	1,553

Total non-current liabilities	7,473	5,922	5,139	3,934	4,361

Total liabilities	14,534	11,817	9,167	8,276	6,993

Equity
Capital Stock	2,019	2,019	2,019	2,019	1,010
Other items in Capital	2,186	2,186	2,186	2,186	2,186
Reserves income	7,465	7,144	6,508	5,953	448
Other	(693)	(693)	(693)	(693)	—
Unappropriated retained earnings	853	458	752	528	6,635
Other comprehensive income	1,106	472	189	72	66

Total shareholders’ equity attributable to:
Shareholders of the Company	12,936	11,586	10,961	10,065	10,345
Non-controlling interest	1,627	1,029	734	506	3

Total equity	14,563	12,615	11,695	10,571	10,348

Number of shares outstanding (in millions)
Class B	2,019	2,019	2,019	2,019	1,010

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(in millions of pesos, except for per share amounts and number of shares or as otherwise indicated)
Dividends per share (in pesos) (1)	0.068	0.057	—	0.105	0.091
Dividends per share (in U.S.$. dollars) (1) (2)	0.007	0.007	—	0.022	0.022

(1)	Amounts calculated on outstanding capital stock of 2,019 million shares.
(2)	Amounts translated into U.S. dollars at the exchange rate at the date of payment.

EXCHANGE RATES

From April 1, 1991 until the end of 2001, Law No. 23,928 and Decree No. 529/91 (together, the “Convertibility Law”) established a fixed exchange rate under which the Banco Central de la República Argentina (the “Central Bank of Argentina”, or the “Central Bank”) was obliged to sell U.S. dollars at a fixed rate of one peso per U.S. dollar. On January 6, 2002, the Argentine Congress enacted the Public Emergency and Foreign Exchange System Reform Law No. 25,561 (the “Public Emergency Law”), which suspended certain provisions of the Convertibility Law, including the fixed exchange rate of Ps.1.00 to U.S.$1.00, and granted the Argentine government the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system, pursuant to the Public Emergency Law, the peso has been allowed to float freely against other currencies since February 2002, although the Central Bank has the power to intervene by buying and selling foreign currency for its own account, a practice in which it may engage on a regular basis.

After several years of moderate variations in the nominal exchange rate, the peso lost more than 30% of its value with respect to the U.S. dollar in each of 2013 and 2014, and in 2015, the peso lost approximately 52% of its value with respect to the U.S. dollar, including a depreciation of approximately 35% mainly experienced after December 17, 2015 following the announcement of the lifting by the Central Bank of most foreign exchange controls. See “—Risk Factors—Factors Relating to Argentina—Fluctuations in the value of the peso could adversely affect the Argentine economy, and consequently, our results of operations or financial condition.” The peso has been allowed to float with Central Bank interventions intended to ensure the orderly functioning of the foreign exchange market. There can be no assurance that the Argentine peso will not depreciate or appreciate significantly with respect to the U.S. dollar and other currencies in the future.

The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in Argentine pesos per U.S. dollar and not adjusted for inflation, based on rates quoted by the Banco de la Nación Argentina (the “National Bank of Argentina”). The Federal Reserve Bank of New York does not report a buying rate for pesos.

	Argentine peso per U.S. dollar
	High	Low	Average (1)	Period-end
Year ended December 31,

2015	13.40	8.55	9.26	13.04
2014	8.56	6.52	8.12	8.55
2013	6.49	4.92	5.47	6.49
2012	4.91	4.30	4.55	4.91
2011	4.30	3.97	4.13	4.30

Month:

April 2016 (2)	14.79	14.05	14.50	14.05
March 2016	15.80	14.39	14.99	14.70
February 2016	15.80	14.13	14.85	15.80
January 2016	13.90	13.04	13.61	13.84
December 2015	13.40	9.70	11.41	13.04
November 2015	9.68	9.55	9.62	9.68

(1)	The figures provided represent the average of the exchange rates at the close of trading on each business day during the relevant period.
(2)	Through April 15, 2016.

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

Between October 2011 and December 17, 2015, the Argentine government expanded the restrictions on access to the foreign exchange market and transfers of foreign currency abroad. Through a combination of foreign exchange and tax regulations, the Argentine authorities significantly curtailed access to foreign exchange by individuals and private sector entities. Foreign exchange regulations included, among others, the obligation to obtain prior approval by the Central Bank of certain foreign exchange transactions such as payments relating to royalties, services or fees payable to related parties of Argentine companies outside Argentina, the suspension of previously permitted purchases of foreign exchange in an amount of up to U.S.$2 million per month to create or increase portfolio investments outside of Argentina, and limits to the net position in foreign exchange holdings of financial institutions. See “—Risk Factors—Factors Relating to Argentina—Economic and political instability in Argentina has affected and may continue to adversely affect our financial condition and results of operations.”

On December 17, 2015, the Central Bank modified exchange control regulations to permit greater flexibility and easier access to the foreign exchange market for individuals and private sector entities, including: the reduction of the mandatory minimum period for foreign financial indebtedness from 365 calendar to 120 calendar days, with a reduction to zero percent of the mandatory deposit (“encaje”) and the elimination of the prior Central Bank approval requirement to access the exchange market for the payment of royalties, services and fees payable to foreign related entities. In addition, access to the exchange market was reestablished for the purchase of foreign assets in an aggregate amount of up to U.S.$ 2 million per calendar month, and the CNV eliminated the requirement of a minimum holding period of 72 business hours in connection with purchases and subsequent sales of securities listed or negotiated in any local and international stock exchange markets. See “—Risk Factors—Factors Relating to Argentina— The impact of the recent congressional and presidential elections on the future economic and political environment of Argentina is uncertain.”

RISK FACTORS

Factors Relating to Argentina

Economic and political instability in Argentina has affected and may continue to adversely affect our financial condition and results of operations.

We are exposed to economic and political conditions in Argentina, considering that as of December 31, 2015, approximately 81% of our total assets, 99% of our sales, 92% of our combined crude oil and gas production and 90% of our proved oil and gas reserves were located in Argentina.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. As a consequence, our business and operations have been, and may in the future be, affected from time to time to varying degrees by economic and political developments and other material events affecting the Argentine economy, such as: inflation; price controls; exchange controls; fluctuations in foreign currency exchange rates and interest rates; currency devaluation; governmental policies regarding spending and investment, and other initiatives increasing government involvement in economic activities; social unrest and local security concerns. You should make your own investigation into Argentina’s economy and its prevailing conditions before making an investment in us.

During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis. Among other consequences, the crisis resulted in Argentina defaulting on its foreign debt obligations, introducing emergency measures and numerous changes in economic policies that affected utilities and many other sectors of the economy. Argentina also suffered a significant real devaluation of the peso, which in turn caused numerous Argentine private sector debtors with foreign currency exposure to default on their outstanding debt. Following that crisis, Argentina substantially increased its real GDP. During 2008 and 2009, however, the Argentine economy suffered a slowdown attributed to local and external factors, including an extended drought affecting agricultural activities, and the effects of the global economic crisis. Real GDP growth recovered in 2010 and 2011, with GDP increasing to 9.5% and 8.4%, respectively. However, GDP growth slowed to 0.8% in 2012, recovering again to 2.9% in 2013. According to the INDEC, economic activity grew 0.5% in 2014 and 2.1% in 2015 (based on preliminary GDP data), mainly as a result of the growth in the agricultural and construction segments. In 2014, private consumption and investment contracted by 0.5% and 5.5%, respectively. The economy’s contraction was primarily due to the weakening of the domestic demand, which resulted, in part, from the increase in domestic prices due to the Central Bank’s financing of the government’s fiscal imbalance. Private sector performance also weakened, mainly due to an increase in prices, a decrease in the peso’s purchasing power, limited access to credit markets and increased consumer saving in response to uncertain financial conditions.

Argentina has suffered inflationary pressures since 2007, evidenced by continued increases in fuel, energy and food prices, among other indicators. According to inflation data published by the INDEC, from 2011 to 2014, the Argentine CPI increased 9.5%, 10.8%, 10.9% and 24.0% in each of those years, respectively, and 11.9% in the ten-month period ended October 31, 2015. The WPI increased 12.7%, 13.1%, 14.8% and 28.3% in each of those years, respectively, and 10.6% in the ten-month period ended October 31, 2015. In November 2015, the INDEC suspended the publication of the CPI and the WPI.

From 2007 through 2015, the INDEC experienced a process of institutional and methodological reforms that gave rise to controversy with respect to the reliability of the information that it produces, including inflation, GDP and unemployment data. Reports published by the IMF stated that their staff used alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which have shown inflation rates considerably higher than those published by the INDEC since 2007. The IMF also censured Argentina in 2013 for failing to make sufficient progress in adopting remedial measures to address the quality of official data, including inflation and GDP data.

On February 13, 2014, the INDEC released the IPCNu which measures prices on goods across the country and replaced the previous index that only measured inflation in the urban sprawl of the City of Buenos Aires. Even though the IPCNu brought inflation statistics closer to those estimated by private sources, differences between official inflation data and private estimates remained at the end of 2015.

Since the first weeks after assuming office on December 10, 2015, the new administration has introduced economic and policy reforms. See “—The impact of the recent congressional and presidential elections on the future economic and political environment of Argentina is uncertain”. In addition, the Argentine government has restarted negotiations with holdout creditors from the last Argentine debt restructuring. See “—A lack of financing for Argentine companies, whether due to market forces, government regulation or the unresolved litigation with holdout bondholders, may negatively impact our financial condition or cash flows.”

In January 2016, the new administration, through Decree No. 55/2016, declared a state of administrative emergency in the national statistics system, and the new INDEC authorities announced the discontinuation of the methodology previously used to measure inflation and suspended the publication of all indices until the INDEC is in a position to calculate such indices based on adequate and reliable official data. The INDEC has suggested using CPI figures published by the Province of San Luis and the City of Buenos Aires for reference in the meantime. According to the Province of San Luis’ reports, the inflation rate was 2.9%, 6.5%, 4.2%, 2.7% and 3.0%, in November 2015, December 2015, January 2016, February 2016 and March 2016, respectively. According to the City of Buenos Aires’ reports, the inflation rate was 2.0%, 3.9%, 4.1%, 4.0% and 3.3%, in November 2015, December 2015, January 2016, February 2016 and March 2016, respectively.

Since 2007 inflation in Argentina has contributed to a material increase in our costs of operation, in particular labor costs, and negatively impacted our results of operations and financial condition. There can be no assurance that inflation rates will not escalate further in the future, or of what effects the measures adopted or that may be adopted by the Argentine government to control inflation may have in the future. See “—Government intervention in the Argentine economy could adversely affect our results of operations or financial condition.”

We cannot provide any assurance that inflation, or other future economic, social and political developments in Argentina, over which we have no control, will not adversely affect our financial condition or results of operations, including our ability to pay our debts at maturity or dividends.

The impact of the recent congressional and presidential elections on the future economic and political environment of Argentina is uncertain.

Presidential and congressional elections took place in Argentina on October 25, 2015, and a runoff election (ballotage) between the two leading presidential candidates was held on November 22, 2015, which resulted in Mr. Mauricio Macri being elected president of Argentina for a four-year period. The new administration assumed office on December 10, 2015.

Since assuming office, the new administration has announced and implemented certain economic and policy reforms, including:

Electricity system state of emergency and reforms. The Argentine government, through Decree No. 134/2015, has declared a state of emergency with respect to the national electricity system that will remain in effect until December 31, 2017. The state of emergency allows the Argentine government to take actions designed to guarantee the supply of electricity in Argentina such as instructing the Ministerio de Energía y Minería de la Nación (the “Ministry of Energy and Mining”) to elaborate and implement, with the cooperation of all federal public entities, a coordinated program to guarantee the quality and security of the electricity system and rationalize public entities’ consumption of energy. In addition, through Resolution No. 6/2016 of the Ministry of Energy and Mining and Resolution No. 1/2016 of the Ente Nacional Regulador de la Electricidad (the “ENRE”), the new administration announced the elimination of certain energy subsidies and a substantial increase in electricity rates.

INDEC reforms. The new administration, through Decree No. 55/2016, declared a state of administrative emergency in the national statistics system and the new INDEC authorities suspended the publication of all indices until the INDEC is in a position to calculate such indices based on adequate and reliable official data, and is working to implement certain methodological reforms and adjust certain macroeconomic statistics on the basis of such reforms.

Foreign exchange reforms. The new administration has implemented certain changes to the foreign exchange market that provide greater flexibility and easier access to the foreign exchange market for individuals and private sector entities. The principal measures adopted as of the date of this Annual Report include (i) the elimination of the requirement to mandatory transfer and settle the proceeds from new foreign financial indebtedness incurred by the foreign financial sector, the non-financial private sector and local governments through the single and free floating foreign exchange market (the “MULC”) (except that the evidence of the mandatory transfer and settlement of funds through the MULC will still be required for subsequent access to the MULC in order to repay principal and interest of such indebtedness); (ii) the reduction of the mandatory minimum period in which the proceeds of any new financial indebtedness and renewal of existing indebtedness incurred by residents, held by foreign creditors and transferred through the MULC must be kept in Argentina, from 365 calendar days to 120 calendar days from the date of the transfer of the relevant amount; (iii) in the case of partial or total prepayment of principal corresponding to new foreign financial indebtedness, access to the MULC is permitted subject to the mandatory minimum period mentioned above; (iv) the reestablishment of Argentine residents’ rights to purchase foreign currency in an amount up to U.S.$ 2.0 million per month to acquire offshore assets; (v) the reduction from 30% to 0% of a mandatory, non-transferable and non-interest bearing deposit of the amount of certain transactions involving foreign currency inflows for a 365 calendar day period; and (vi) the elimination of the requirement of a minimum holding period (72 business hours) for purchases and subsequent sales of securities. See “—Exchange Controls”

Deficit reduction. The new administration has announced its intention to reduce its primary budget deficit from approximately 5.8% of GDP in 2015, to 4.8% of GDP in 2016 and 3.3% of GDP in 2017, in part by eliminating public services’ subsidies in effect and decreasing public spending.

Foreign trade reforms. The new administration has eliminated export duties on wheat, corn, beef and regional products, and reduced the duty on soybeans by 5% to 30%. Furthermore, the 5% export duty on most industrial exports and export duties on mining exports were eliminated. With respect to payments for imports and services to be performed abroad, the new administration announced the gradual elimination of limitations on transaction amounts for any transactions through the MULC. The limitations for such transactions have been eliminated as from June 2016.

As of the date of this Annual Report, the impact that these measures or other measures announced will have on the Argentine economy and the timing of such implementation cannot be predicted.

Fluctuations in the value of the peso could adversely affect the Argentine economy and, consequently, our results of operations or financial condition.

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

After several years of moderate variations in the nominal exchange rate, the peso lost more than 30% of its value with respect to the U.S. dollar in each of 2013 and 2014, and in 2015, the peso lost approximately 52% of its value against the U.S. dollar, including a depreciation of approximately 35% mainly experienced after December 17, 2015 following the announcement of the lifting of a most foreign exchange controls. Since the devaluation in December 2015, the Central Bank has allowed the peso to float and limited interventions to those needed to ensure the orderly functioning of the foreign exchange market. As of April 15, 2016, the exchange rate was Ps.14.05 to U.S.$.1.00.

A continued devaluation of the peso could have adverse consequences for our business. An increase in the devaluation of the peso could negatively affect our results of operations if the government enacts measures that do not permit us to pass those costs along to customers. See “—Factors Relating to Our Business—Limitations on local pricing in Argentina may adversely affect our results of operations.” We are unable to predict the future value of the peso against the U.S. dollar and how any fluctuations may affect the demand for our products and services or the costs that we incur in conducting our operations or our results.

Notwithstanding the measures recently adopted by the new administration, any future exchange control regulations may prevent or limit us from offsetting the risk derived from our exposure to the U.S. dollar and consequently, adversely affect our financial condition and results of operations.

Government intervention in the Argentine economy could adversely affect our results of operations or financial condition.

In addition to the political and economic factors described above, our business and operations have been, and could in the future be, affected by actions taken by the Argentine government through the implementation of new, or the amendment of existing, laws and regulations, such as: nationalizations, expropriations or forced divestiture of assets; restrictions on production, imports and exports; exchange or transfer restrictions; direct and indirect price controls; obligations to supply primarily to the domestic market (even if it entails importing products with negative margins); tax increases, changes in the interpretation or application of tax laws and other retroactive tax claims or challenges; cancellation of contract rights; and delays or denials of governmental approvals.

Between 2007 and 2015, the Argentine government increased its direct intervention in the economy, including through the implementation of expropriation and nationalization measures, price controls and exchange controls.

In 2008, the Argentine government absorbed and replaced the former private pension system for a public “pay as you go” pension system. As a result, all resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund (Fondo de Garantía de Sustentabilidad, or the “FGS”) to be administered by the National Social Security Administration (Administración Nacional de la Seguridad Social, or the “ANSES”). The dissolution of the private pension funds and the transfer of their financial assets to the FGS have had important repercussions on the financing of private sector companies. Debt and equity instruments which previously could be placed with pension fund administrators are now entirely subject to the discretion of the ANSES. Since acquiring equity interests in privately owned companies through the process of replacing the pension system, the ANSES is entitled to designate government representatives to the boards of directors of those entities. Pursuant to Decree No. 1,278/12, issued by the Argentine government on July 25, 2012, the ANSES’s representatives must report directly to the Ministry of Economy and are subject to a mandatory information-sharing regime, under which, among other obligations, they must immediately inform the Ministry of Economy of the agenda for each board of directors meeting and provide related documentation.

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

It was widely reported by private economists that expropriations, price controls, exchange controls and other direct involvement by the Argentine government in the economy have had an adverse impact on the level of investment in Argentina, the access of Argentine companies to the international capital markets and Argentina’s commercial and diplomatic relations with other countries. Recent measures taken by the new administration include: the reduction or elimination of certain restrictions to operate in the foreign exchange market, the increase in interest rates for loans in pesos, the removal or reduction of taxes on exports for certain products and the increase of electricity and gas tariffs to reduce energy subsidies and the fiscal deficit. In February 2016, the Argentine government entered into an agreement in principle to settle with certain holders of defaulted debt and put forward a proposal to other holders of defaulted debt. On April 22, Argentina issued U.S.$16.5 billion of new debt securities in the international capital markets, and applied U.S.$9.3 billion to satisfy settlement payments on agreements with holders of approximately U.S.$8.2 billion principal amount of defaulted bonds. See “—A lack of financing for Argentine companies, whether due to market forces, government regulation or the unresolved litigation with holdout bondholders, may negatively impact our financial condition or cash flows. Notwithstanding the measures recently adopted by the new administration, the level of government intervention in the economy may continue or increase, which may adversely affect Argentina’s economy and, in turn, our business, results of operations and financial condition.

The Argentine economy can be adversely affected by economic developments in other markets and by more general “contagion” effects, which could have a material adverse effect on Argentina’s economic growth.

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners (including Brazil, the European Union, China and the United States). A significant decline in the economic growth of any of Argentina’s major trading partners, such as the current slowdown of the Brazilian economy and substantial depreciation of its currency, could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth. Declining demand for Argentine exports, or a decline in the international market prices for those products, could have a material adverse effect on Argentina’s economic growth.

A decline in the international prices for Argentina’s main commodity exports would have a negative impact on the levels of government revenues and the government’s ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the government’s reaction. Either of these results would adversely impact Argentina’s economy and, in turn, our business, results of operations and financial condition. See “—Substantial or extended declines and volatility in the prices of crude oil, oil products and natural gas may have an adverse effect on our results of operations and financial condition”.

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

There can be no assurance that the Argentine economy, its financial system and securities markets will not be adversely affected by events in developed countries’ economies or events in other emerging markets. A slowdown in economic activity in Argentina would adversely affect our business, financial condition and results of operations.

A lack of financing for Argentine companies, whether due to market forces, government regulation or the unresolved litigation with holdout bondholders, may negatively impact our financial condition or cash flows.

The prospects for Argentine companies of accessing financial markets might be limited in terms of the amount of financing available, and the conditions and cost of such financing.

Economic policy measures adopted by the Argentine government, may continue to prevent Argentine companies such as us from accessing the international capital markets or make the terms of any such transactions less favorable than those provided to companies in other countries in the region, and may therefore negatively impact our financial condition or cash flows.

In 2005 and 2010, Argentina conducted exchange offers to restructure part of its sovereign debt that had been in default since the end of 2001. As a result of these exchange offers, Argentina restructured over 92% of its eligible defaulted debt.

Commencing in 2002, holdout creditors filed numerous lawsuits against Argentina in several jurisdictions, including the United States, Italy, Germany, and Japan. These lawsuits generally assert that Argentina failed to make timely payments of interest and/or principal on their bonds, and seek judgments for the face value of and/or accrued interest on those bonds. Judgments have been issued in numerous proceedings in the United States and Germany, but to date judgment creditors have not succeeded, with a few minor exceptions, in executing on those judgments.

In February 2012, plaintiffs in 13 actions in New York, involving claims for U.S.$ 428 million in principal, plus interest, obtained a U.S. district court order enjoining Argentina from making interest payments in full on the bonds issued pursuant to the 2005 and 2010 exchange offers (“Exchange Bonds”) unless Argentina paid the plaintiffs in full, under the theory that the former payments violated the pari passu clause in the 1994 Fiscal Agency Agreement (the “FAA”) governing those non-performing bonds. The U.S. district court order was stayed pending appeals. The Second Circuit Court of Appeals affirmed the so-called pari passu injunctions, and on June 16, 2014 the U.S. Supreme Court denied Argentina’s petition for a writ of certiorari and the stay of the pari passu injunctions was vacated on June 18. Additionally, in 2015, plaintiffs that had obtained pari passu injunctions amended their complaints to include claims that Argentina’s servicing of more recently issued BONAR 2024 bonds, as well as all external indebtedness in general, would violate the pari passu clause. The U.S. district court has not ruled on these new claims and discovery among the parties remains ongoing. On October 30, 2015, the U.S. district court issued new pari passu injunctions, substantially identical to the ones already in effect, in 49 additional proceedings, involving claims for over U.S.$ 2.1 billion under the 1994 FAA, plus billions more in pre- and post-judgment interest. Argentina appealed the decision on November 10, 2015.

In 2014, the Argentine Government took a number of steps intended to continue servicing the bonds issued in the 2005 and 2010 exchange offers, which had limited success. Holdout creditors continued to litigate expanding the scope of issues to include payment by the Argentine Government on debt other than the Exchange Bonds and the separateness of the Central Bank.

The new administration engaged in negotiations with holders of defaulted bonds in December 2015 with a view to bringing closure to fifteen years of litigation. In February 2016, the Argentine government entered into an agreement in principle to settle with certain holders of defaulted debt and put forward a proposal to other holders of defaulted debt, including those with pending claims in U.S. courts, subject to two conditions: obtaining approval by the Argentine Congress and the lifting of the pari passu injunctions. On March 2, 2016, the U.S. district court agreed to vacate the pari passu injunctions, subject to two conditions: first, the repealing of all legislative obstacles to settlement with holders of defaulted debt securities issued under the FAA, and second, full payment to holders of pari passu injunctions with whom the Argentine government had entered into an agreement in principle on or before February 29, 2016, in accordance with the specific terms of such agreements. The U.S. district court’s order was appealed and on April 13, 2016 was affirmed by the Second Circuit Court of Appeals. On March 31, 2016, the Argentine Congress repealed the legislative obstacles to the settlement and approved the settlement proposal. On April 22, Argentina issued U.S.$ 16.5 billion of new debt securities in the international capital markets, and applied U.S.$ 9.3 billion to satisfy settlement payments on agreements with holders of approximately U.S.$ 8.2 billion principal amount of defaulted bonds. The U.S. district court ordered the vacatur of all pari passu injunctions upon confirmation of such payments.

As of the date of this Annual Report, litigation initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions, although the size of the claims involved has decreased significantly. The lifting of the injunctions issued by the United States courts preventing bondholders from receiving their interest payments on the bonds issued pursuant to the 2005 and 2010 exchange offers and the related subsequent events paved the way for the Argentine government to regain access to the international capital markets.

Application of certain laws and regulations is uncertain and could adversely affect our results of operations and financial condition.

Law No. 26,854, which regulates injunctions in cases to which the Argentine government is a party or has intervened, took effect on April 30, 2013 as part of a judicial reform bill approved by the Argentine Congress. Among the principal changes implemented pursuant to the judicial reform bill are a time limitation on injunctions imposed in proceedings brought against the Argentine government and the creation of three new chambers of Casación which hear appeals prior to the intervention of the Supreme Court of Justice. In addition, Law No. 26,855, which became effective on May 27, 2013, modified the structure and functions of the Argentine Consejo de la Magistratura (judicial council), which is empowered to appoint judges, present charges against them, and suspend or remove them. However, certain aspects of the legislation have been struck down by the Supreme Court as unconstitutional.

On September 18, 2014, the Argentine Congress enacted Law No. 26,991 amending Law No. 20,680 (the “Supply Law”), which became effective on September 28, 2014, to increase control over the supply of goods and provision of services. Such initiative includes the ability of the Argentine government to regulate consumer rights under Article 42 of the Constitution and permits the creation of an Observer of Prices of Goods and Services. The Supply Law, as amended: (i) requires the continued production of goods to meet basic requirements; (ii) creates an obligation to publish prices of goods and services produced and borrowed; (iii) allows financial information to be requested and seized; (iv) intensifies fines for judicial and fiscal persons. The reforms and creation of the Observer of Prices of Goods and Services could adversely affect our operations. An initiative to regulate questions of consumer rights was also approved, creating the Conciliación Previa en las Relaciones de Consumo (COPREC), where users and consumers may present claims free of charge and have them resolved within 30 days.

The Supply Law applies to all economic processes linked to goods, facilities and services which, either directly or indirectly, satisfy basic needs of the population (“Basic Needs Goods”) and grants a broad delegation of powers to its enforcing agency involved in such processes. It also empowers the enforcing agency to order the sale, production, distribution or delivery of Basic Needs Goods throughout the country in case of a shortage of supply.

On October 1, 2014, the Argentine Congress approved the reform, update and unification of the National Civil and Commercial codes. A single new National Civil and Commercial Code became effective on August 1, 2015. The consequences of the reform and its subsequent judicial application cannot be predicted.

The long-term impact of recently adopted legislation on Argentina’s legal system and future administrative or judicial proceedings, including potential future claims by us against the Argentine government, cannot be predicted.

Factors Relating to Our Business

Substantial or extended declines and volatility in the prices of crude oil, oil products and natural gas may have an adverse effect on our results of operations and financial condition.

A significant amount of our revenue is derived from sales of crude oil, oil products and natural gas. Factors affecting international prices for crude oil and related oil products include: political developments in crude oil producing regions, particularly the Middle East; the ability of the Organization of Petroleum Exporting Countries (“OPEC”) and other crude oil producing nations to set and maintain crude oil production levels and prices; global and regional supply and demand for crude oil, gas and related products; competition from other energy sources; domestic and foreign government regulations; weather conditions; and global and local conflicts or acts of terrorism. We have no control over these factors. Changes in crude oil prices generally result in changes in prices for related products. International oil prices have fluctuated widely in recent years, declining significantly since the second half of 2014.

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

Law No. 17,319 (the “Hydrocarbons Law”), as amended by Law No. 27,007, provides that conventional (oil and gas) concessions remain in effect for 25 years, non-conventional concessions for 35 years and offshore concessions for 30 years, from the date of their award, and further provides for the extension of concession periods for up to additional ten years, subject to terms and conditions approved by the grantor at the time of the extension. The authority to extend the terms of current and new permits, concessions and contracts is vested with the government of the Argentine province in which the relevant area is located (or the

Argentine government in respect of offshore areas beyond 12 nautical miles). In order to be eligible for an extension, under the amended Hydrocarbons Law, concessionaires must (i) have complied with their obligations under the law and their concession, (ii) be producing hydrocarbons in the concession under consideration, and (iii) submit an investment plan for the development of such areas as requested by the competent authorities at least one year prior to the termination of the concession term. Further, concessionaires applying for extensions under Law No. 27,007 must make additional royalty payments ranging from 3% up to a maximum of 18%. Non-compliance with the obligations and standards set out in the Hydrocarbons Law may also result in the imposition of fines and, in the case of material breaches following the expiration of applicable cure periods, revocation of the concession or permit. We cannot provide assurances that concessions will be extended as a result of the review by the relevant authorities of the investment plans we submit for such purposes in the future, or that other requirements will not be imposed on us in order to obtain extensions. See “Item 4. Information on the Company—Business Overview—Oil and Gas Exploration and Production—Our Oil and Gas Exploration and Production Interests.”

Our crude oil and natural gas reserves estimates involve some degree of uncertainty that could adversely affect our ability to generate income.

Our proved oil and gas reserves are estimated using geological and engineering data to determine with reasonable certainty whether the crude oil or natural gas in known reservoirs is recoverable under existing economic and operational conditions. The accuracy of proved reserves estimates depends on a number of factors, assumptions and variables, some of which are beyond our control. Factors susceptible to our control include drilling, testing and production after the date the estimates are made, which may result in substantial revisions to reserves estimates; the quality of available geological, technical and economic data used by us and our interpretation thereof; the production performance of our reservoirs and our recovery rates, both of which depend in significant part on available technologies as well as our ability to implement such technologies and the relevant know-how; the selection of third parties with which we enter into business; and the accuracy of our estimates of initial hydrocarbons in place, which may prove to be incorrect or require substantial revisions. Factors mainly beyond our control include changes in prevailing oil and natural gas prices, which could have an effect on the quantities of our proved reserves (since the estimates of reserves are calculated under economic conditions existing when such estimates are made); changes in the prevailing tax rules, other government regulations and contractual conditions after the date estimates are made (which could make reserves no longer economically viable to exploit); and certain actions of third parties, including the operators of fields in which we have an interest. See “Item 4. Information on the Company—Oil and Gas Exploration and Production—Reserves.”

As a result of the foregoing, reserves estimates are subject to revision. Any downward revision in our estimated quantities of proved reserves could adversely impact our financial results by leading to increased depreciation, depletion and amortization or impairment charges, which would reduce earnings and shareholders’ equity.

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

As of the date of this Annual Report, the Public Emergency Law is still in effect. In addition, the Argentine government continues to introduce material changes to the regulatory regime applicable to the oil and gas industry, such as the suspension of the Petróleo Plus (“Oil Plus”) and Refinación Plus (“Refining Plus”) programs, and the obligation to repatriate and sell in the local market 100% of the foreign currency revenues obtained from oil and gas exports.

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

Law No. 26,741 also defines the hydrocarbon activities (including the exploitation, industrialization, transportation and commercialization thereof) in the territory of Argentina as of “national public interest.” On July 27, 2012, Decree No. 1,277/12 regulated various aspects of Law No. 26,741, specifically it (a) abrogated the sections of Decree Nos. 1,055/89, 1,212/89 and 1,589/89 (the “Deregulation Decrees”) that established the right to freely market hydrocarbon products in the domestic and external markets, and the exemption from export withholdings; (b) created the Comisión de Planificación y Coordinación Estratégica del Plan Nacional de Inversiones Hidrocarburíferas (Commission of Planning and Strategic Coordination of the National Hydrocarbon Investments Plan, or the “Commission”), in charge of executing a “National Hydrocarbon Investments Plan”; (c) established the obligation for hydrocarbon companies to submit their technical, production and economic data to the Commission, as well as their investment plans; and (d) granted broad powers to the Commission with the aim of monitoring the investment plans and ensuring reasonable commercial prices in the domestic market. See “Item 4. Information on the Company—Regulation of Our Business.” Similarly, in 2012, the governors of ten hydrocarbon-producing Argentine provinces signed the Acuerdo Federal de Hidrocarburos (Federal Hydrocarbons Accord), including among its principal objectives to establish self-sufficiency in oil and gas supplies as a national policy.

In December 2015, the new administration, pursuant to Decree No. 272/2015, which amended Decree No. 1,277/12, dissolved the Commission and transferred certain of the Commission’s functions and duties to the Ministry of Energy and Mining. Through Decree No. 272/2015, the Ministry of Energy and Mining is in charge of completing a comprehensive review of the rules relating to the registration and disclosure requirements applicable to companies operating in the oil and gas sector. However, until any changes in laws or regulations are enacted, we are uncertain as to how any such changes may affect our business and results of operations. Changes made in connection with the Ministry of Energy and Mining’s review, or any further changes in the regulatory framework, may have an adverse effect on the business, revenues and operations of companies operating in the Argentine oil and gas sector, including us.

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

In April 2004, to facilitate the recovery of natural gas prices, the Secretariat of Energy (“SE”) entered into an agreement with natural gas producers, requiring them to sell a specified amount of gas in the local regulated market. During 2006, the SE required producers to redirect gas earmarked for export to supply local thermal power plants and gas distribution companies. In January 2007, the SE confirmed that the ability to export hydrocarbons would be subject to the satisfaction of domestic demand and that exports would have to be authorized on a case-by-case basis by the SE. These measures prevented us from benefiting from higher margins in the international markets. In 2007, upon the expiration of the aforementioned agreement, the Argentine government and producers signed a new agreement effective until 2011 aimed at securing the domestic supply of gas. On January 5, 2012, the SE decided to extend the temporary allocation rules and other criteria established by Resolution No. 599/2007 to set obligations for the timely supply of natural gas, as established under the agreement with natural gas producers in effect from 2007 through 2011 until new legislation is passed.

Under these agreements, temporary limits on certain natural gas exports have been imposed to avoid a crisis in the local supply of natural gas, depriving us of higher prices in the international markets.

Pursuant to SE Resolution No. 1,679/04, since December 2004, producers must obtain the approval of the Argentine government prior to exporting crude oil or diesel. To obtain such approval, exporters must demonstrate that they have either satisfied local demand requirements or have granted the domestic market the opportunity to acquire oil or diesel under terms similar to current domestic market prices and, in the case of diesel, they must also demonstrate, if applicable, that commercial terms offered to the domestic market are at least equal to those offered to their own gas station network. Furthermore, in December 2006, through Resolution No. 1,338/06, the SE extended these regulations to the export of gasoline, fuel oil and fuel oil mixtures, aero kerosene, jet fuel, lubricants, asphalts, coke and by-products for use in the petrochemical industry. In January 2008, the Argentine government temporarily prohibited exports of gasoline and diesel until the domestic market was fully supplied at the prices in force on October 31, 2007.

These restrictions may significantly and adversely affect the profitability of our operations, preventing us from capturing the upside of export prices, and negatively impacting the total volume of refined products sold in the domestic market, due to our need to manage crude oil volumes processed in accordance with our storage capacity.

Notwithstanding the measures recently adopted by the new administration, we cannot assure that the Argentine government will not increase export restrictions on hydrocarbons and related oil products, adversely affecting our financial condition and results of operations.

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

In addition, in 2012, the Argentine government adopted an import procedure pursuant to which local authorities must pre-approve any import of products and services to Argentina as a precondition to allow importers access to the foreign exchange market for the payment of such imported products and services. During 2012, the European Union, the United States of America and Japan filed claims with the World Trade Organization (WTO) against certain import-related requirements maintained by Argentina. The WTO has found that those measures were not consistent with Argentina’s obligations under the WTO and requested their removal. On December 22, 2015, through Resolution No. 3,823, the Federal Public Revenue Agency (Agencia Federal de Ingresos Públicos, or “AFIP”) removed the import license procedure in place since 2012, namely the Advance Import Affidavit (“DJAI”) system, and replaced it with the new Comprehensive Import Monitoring System (“SIMI”) intended to ease imports. Among other changes, local authorities must now reply to any request for approval within ten days from the date on which the request is filed.

We cannot assure that the Argentine government will not modify or maintain current export tax rates and import regulations. We cannot predict the impact that any changes may have on our results of operations and financial condition.

Limitations on local pricing in Argentina may adversely affect our results of operations.

In recent years, due to regulatory, economic and government policy factors, our domestic crude oil, gasoline, diesel and other fuel prices have differed substantially from the prices for such products prevailing on the international and regional markets, and our ability to increase or maintain prices to adjust to international price or domestic cost variations has been limited. International crude oil and related oil product prices have declined significantly since the second half of 2014. On December 31, 2015, the BRENT crude oil price fell below U.S.$38 per barrel, representing approximately a 28% decrease compared to the 2015 average price of U.S.$ 52.30 per barrel.

Domestic crude oil prices decreased by U.S.$7 per barrel in the first quarter of 2015 compared to the price in effect as of December 31, 2014, and by an additional 10% in 2016, compared to the price in effect as of December 31, 2015, resulting in a price of U.S.$67.50 and U.S.$54.90 per barrel for Medanito and Escalante crude oil, respectively. However, as of the date of this Annual Report, prices for domestic crude oil and refined products generally exceed the international prices for such products.

In addition, prices at which we sell natural gas in Argentina are subject to government regulations, including compensation schemes resulting in increases in the revenues of companies such as us admitted to natural gas injection stimulus programs such as the Gas Program II (as defined below). See “Item 4—Information on the Company—Regulation of Our Business—Argentine Regulatory Framework—Adjustment of Natural Gas Price at Wellhead.”

Furthermore, the Argentine government sets the tariffs for compensation of generation companies (affecting the Genelba Combined Cycle and Pichi Picún Leufú Hidroelectric Complex operations) in the spot market in Argentine pesos See “Item 4—Information on the Company—Regulation of Our Business—Argentine Regulatory Framework—Electricity.”

For additional information on domestic pricing for our products, see “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Consolidated Results of Operations—Regulation of the Energy Industry in Argentina” and “Item 4. Information on the Company—Regulation of Our Business—Argentine Regulatory Framework.”

We cannot assure that we will be able to maintain or increase the domestic prices of our products, and limitations on our ability to do so would adversely affect our financial condition and results of operations. Similarly, we cannot assure that hydrocarbon prices in Argentina will track increases or decreases in hydrocarbon prices in the international or regional markets. Discrepancies between domestic and international prices may adversely affect our financial condition and results of operations.

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

The macroeconomic situation of the country after the enactment of the Public Emergency Law in 2002 impacted the economic and financial condition of utility companies in Argentina. The combined effect of (i) the devaluation of the peso in 2002, (ii) the government decision to freeze rates in pesos without reflecting the impact of the devaluation, and (iii) financial debts primarily denominated in foreign currency, adversely affected the utility companies’ financial condition, results of operations and their ability to satisfy financial obligations and pay dividends. Although some of these utility companies have been successful in restructuring their indebtedness, their return to financial stability and profitability on a long-term basis depends on a successful negotiation of tariff increases with the Argentine government. Transportadora de Gas del Sur S.A. (“TGS”) has engaged in negotiations with the Utilities Contract Renegotiation and Analysis Committee (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos, or the “UNIREN”) and obtained transitional adjustments of prices and tariffs that were necessary to ensure the continuity of the normal provision of its services. On February 16, 2016, the new administration, through Decree No. 367/16, dissolved the UNIREN and transferred the responsibility of renegotiating public service agreements to the ministries with jurisdiction over the relevant activity (in the case of TGS, the Ministry of Energy and Mining) acting jointly with the Ministry of Economy and Public Finance. Pursuant to Resolution No. 31/16 of the Ministry of Energy and Mining, TGS and the ENARGAS are expected to conclude the renegotiation process within twelve months following the issuance of Resolution No. 3,724/16, on March 31, 2016. As of the date of this Annual Report, these discussions have not resulted in tariff increases sufficient for our associated utility company’s regulated segment to return to financial stability and profitability. See “Item 4. Information on the Company—Gas and Energy—Gas Transportation—TGS—Tariff Renegotiation Process,” and “Item 4—Regulation of Our Business—Argentine Regulatory Framework—Natural Gas” and “—Electricity.”

Developments affecting our controlling shareholder may have an adverse effect on our operations.

Beginning in 2014, and over the course of 2015, the Brazilian Federal Prosecutor’s Office investigated irregularities involving Petrobras contractors and suppliers and uncovered a broad payment scheme that involved a wide range of participants, including former Petrobras personnel. Based on the information available to Petrobras, the payment scheme involved a group of companies that, between 2004 and April 2012, colluded to obtain contracts with Petrobras, overcharging Petrobras under those contracts and using the overpayment received under the contracts to fund improper payments to political parties, elected officials or other public officials, individual contractor personnel, former Petrobras personnel and other individuals involved in the payment scheme. In addition to the payment scheme, the investigations identified several specific instances of other contractors and suppliers that allegedly overcharged Petrobras and used the overpayment received from their contracts with Petrobras to fund improper payments, unrelated to the payment scheme, to certain former Petrobras personnel.

Although Brazilian authorities have publicly described Petrobras as a victim of the alleged illegal conduct identified during the above-mentioned investigations, we cannot predict the overall effects of the ongoing investigation, which could have an adverse effect on our business, financial condition or results of operations.

Ongoing internal investigation could affect our business and/or our results of operations.

In response to certain testimony from a former senior Petrobras officer in connection with Brazilian criminal investigations, our board of directors (the “Board of Directors”) has initiated an independent internal investigation process through external specialized law firms. Additionally, a Monitoring Committee was created to oversee the investigation.

As of the date of this Annual Report, the investigation is ongoing but it has not revealed any findings that would result in adjustments and/or additional disclosures to our Audited Consolidated Financial Statements. However, we cannot predict the effects of the ongoing investigation, which could affect our business and/or our results of operations.

Our activities may be adversely affected by events in other countries in which we do business, particularly in Venezuela.

Our operations are concentrated in Latin America, a region that has experienced significant economic, social, political and regulatory volatility. In recent periods, many governments in Latin America have taken steps to assert greater control or increase their share of revenues from the energy sector, spurred by soaring oil and gas prices and nationalist policies. See “Item 4. Information on the Company—Regulation of Our Businesses—Venezuelan Regulatory Framework” and “—Bolivian Regulatory Framework.”

These risks are evidenced by changes in business conditions that we have experienced in Venezuela, Bolivia and Ecuador. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Consolidated Results of Operations” and “Item 4. Information on the Company—Oil and Gas Exploration and Production—Production—Production Outside Argentina.”

Regarding our investments in mixed companies in Venezuela, the monetary and fiscal policies implemented by the Venezuelan government together with the significant drop in international oil prices since 2014 have eroded the ability of the mixed companies to efficiently operate the producing fields, creating greater uncertainty as to the risks of our investments in Venezuela.

The level of government intervention in the economy of Latin American countries has adversely affected our business and results of operations, including, by changing the terms and conditions of operating service agreements in Venezuela and by increasing tax rates. We cannot assure that such intervention will not continue or increase, further adversely affecting our business, results of operations and financial condition.

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

During 2010, to a lesser extent, 2011 and 2012, gas production in the Austral Basin was affected by labor strikes. Between March and June 2013, we experienced trade union conflicts at the Zárate Plant. During 2014 and 2015, trade union conflicts did not significantly affect our operations and were mostly related to industry-wide actions.

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

Some of our operations are exposed to environmental risks that may arise unexpectedly and result in material adverse effects on our results of operations and financial condition. In addition, the occurrence of any of these risks could result in personal injuries, loss of life, environmental damage, clean-up and repair expenses, equipment damage and liability in civil and administrative proceedings. We cannot assure that we will not incur additional costs related to the environment in the future, which could negatively impact our results of operations and financial condition. In addition, we cannot assure that the insurance coverage that we maintain is adequate to cover the losses that may potentially arise from these environmental risks.

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

We cannot predict the overall effects of the implementation of new environmental laws and regulations and/or the more stringent enforcement of existing environmental laws and regulations on our financial condition and results of operations.

Oil and gas activity has become increasingly dependent on digital technologies to conduct operations, including certain exploration, development and production activities.

Our technologies, systems, networks, and those of our business partners may become the target of cyber-attacks or information security breaches that could result in the unauthorized release, misuse or loss of confidential information, or other disruption of our business operations. In addition, certain cyber incidents, such as surveillance, may remain undetected for an extended period. We depend on digital technology, including information systems to process financial and operating data, analyze seismic and drilling information and oil and gas reserves estimates. Although we have not experienced any material loss related to cyberattacks, there can be no assurance that we will not be the target of cyberattacks in the future that could adversely affect our operations or financial condition. As cyber threats continue to evolve, we may be required to incur additional expenses to enhance our protective measures or to remediate any information security vulnerability.

If a change of control occurs, we may not have the ability to raise the funds necessary to finance the offer to repurchase as required by our Series S Notes or to replace or collateralize guarantees.

As of the date of this Annual Report, approximately U.S.$300 million of our financial debt is represented by our Series S Notes. Under the supplemental indenture for the Series S Notes, if a change of control occurs, we must offer to repurchase any and all such notes that are outstanding at a purchase price equal to 101% of the aggregate principal amount of such notes, plus any accrued and unpaid interest thereon and additional amounts, if any, through the purchase date. We may not have sufficient funds available to make the required repurchases of the Series S Notes upon a change of control.

If we fail to repurchase (or cause to repurchase) our Series S Notes in circumstances that may constitute an event of default under the supplemental indenture, which may in turn trigger cross-default provisions in other of our debt instruments then outstanding, our results of operations could be adversely affected and the market value of our shares and ADSs could decline.

In connection with other instruments to which we are a party, certain banking institutions have issued guarantees at our request in favor of third parties and we could be required to replace or to collateralize them with a cash deposit in case of a change of control, which could adversely affect our business. Additionally, if we fail to replace or collateralize such guarantees, which may in turn trigger cross-default provisions in other of our debt instruments then outstanding, certain amounts may become immediately due and our business could be adversely affected. See “Item 4. Information on the Company—History and Development—Negotiations for the disposition of controlling interest by our controlling shareholder.”

Risks Relating to Our Shares, ADSs and Series S Notes

Our principal shareholders can exercise control over the Company.

As of the date of this Annual Report, Petrobras holds 67.2% of our capital stock and voting rights and the ANSES holds approximately 11.8% of our shares and voting rights. Petrobras is able to determine or exercise significant influence on substantially all matters requiring approval by a majority of our shareholders, including the election of a majority of our directors. Petrobras also directs our operations and may be able to cause or prevent a change in our control. See “Item 4. Information on the Company—History and Development—Negotiations for the disposition of controlling interest by our controlling shareholder.”

We cannot assure that the interests of our principal shareholders will not diverge from interests of our other investors. See “Item 7. Major Shareholders and Related Party Transactions”

Restrictions on capital outflows imposed by Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the shares underlying the ADSs.

In the past, and as recently as 2015, the Argentine government imposed restrictions on capital movements in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. We cannot assure that the Argentine government will not impose restrictions on capital outflows and/or foreign exchange which could impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of shares, as the case may be, from pesos into U.S. dollars and the remittance of the U.S. dollars abroad.

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

You may not be able to exercise the preemptive or accretion rights relating to the shares underlying your ADSs (see “Item 10. Additional Information—Preemptive Rights”) unless a registration statement under the U.S. Securities Act of 1933 (the “Securities Act”) is made effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, you may receive only the net proceeds from the sale of your preemptive rights by the depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse. As a result, U.S. holders of our shares or ADSs may suffer dilution of their interest in the Company upon future capital increases.

In addition, under the Argentine Companies Law, foreign companies that own shares in an Argentine corporation are required to register with the Inspección General de Justicia (Superintendency of Legal Entities, or the “IGJ”) in order to exercise certain shareholder rights, including voting rights. If you own our shares directly (rather than in the form of ADSs), are a non-Argentine company and fail to register with the IGJ, your ability to exercise your rights as a holder of our shares may be limited.

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

Our Series S Notes are subject to a standby purchase agreement with our controlling shareholder, Petrobras, whereby Petrobras would be obligated to purchase noteholders’ rights to receive payments if we were to default on the payment of any amounts owed under those Notes. Moody’s Investors Service downgraded Petrobras’s global foreign currency debt rating and, consequently, Moody’s Latin America Agente de Calificación de Riesgo (Moody’s Agent for Risk Ratings in Latin America) downgraded the global scale rating on our Series S Notes from Ba2 to Baa3. The ratings for Petrobras’s global debt, and our Series S Notes have been further downgraded. Standard & Poor’s downgraded Petrobras’s global foreign currency debt rating and, consequently, downgraded the global scale rating on our Series S Notes from BB to B+.

A decrease in access to financing sources or access to the capital markets may have an adverse impact on our financial condition. There can be no assurance that Petrobras’s or our ratings will not be downgraded any further. Future downgrades or changes in outlook could adversely affect Petrobras’s and our shares’ value. See “—Developments affecting our controlling shareholder may have an adverse effect on our operations.”

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

We are an integrated energy company, engaged in oil and gas exploration and production, refining, petrochemicals, electricity generation and transmission, and hydrocarbon marketing and transportation. As of December 31, 2015, we maintained operations primarily in Argentina, and to a lesser extent in Bolivia, Ecuador and Venezuela. Our operations are currently divided into four business segments that are in turn supported by corporate functions. The four business segments are: (1) Oil and Gas Exploration and Production, (2) Gas and Energy, (3) Refining and Distribution, and (4) Petrochemicals.

PESA was founded in 1946 by the Pérez Companc family as a shipping company under the name “Compañía Naviera Pérez Companc”. In the mid-1950s, the Company began its forestry operations when it acquired an important forestry area in northeastern Argentina. In the 1960s, it began servicing oil wells and, over time, its maritime operations were gradually discontinued and replaced by oil-related activities.

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

Between 1990 and 1994, many state-owned enterprises were privatized in Argentina. As a result, PESA acquired interests in companies operating in the natural gas transportation and distribution, electricity generation, transmission and distribution, oil transportation, storage and shipment and refining sectors. These activities have formed our core business since that time.

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

Corporate reorganization of PESA and PEPSA

On September 2, 2008, the respective boards of directors of PESA and PEPSA each approved a preliminary agreement for the merger of the companies through the absorption of PEPSA by PESA. The effective merger date was set as January 1, 2009. As of that date, all assets, liabilities, rights and obligations of the absorbed company were incorporated into PESA. Immediately following the merger, Petrobras continued holding 67.2% of the outstanding shares of PESA.

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

Negotiations for the disposition of controlling interest by our controlling shareholder

On January 20, 2016, Petrobras announced that it had initiated negotiations for the sale of its controlling stake in the Company. On March 2, 2016, Petrobras made public that its executive board had approved to conduct exclusive negotiations with Pampa Energía S.A. (an integrated electricity company in Argentina) for 30 days, which could be extended for another 30 days. On April 8, 2016, Petrobras informed that negotiations with Pampa Energía S.A. for the sale of its controlling stake in the Company were to continue for 30 days.

In each of its press releases related to the potential sale of its controlling interest, Petrobras has stated that the terms and conditions of any sale of its controlling interest in the Company would be subject to approval by its executive board and its board of directors, as well as by the relevant regulatory entities.

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

BUSINESS OVERVIEW

Our Strategy

We are a leading energy company in Argentina focused on maintaining profitability and meeting our social and environmental responsibility goals.

In furtherance of these objectives, we:

•	Set our focus on our Argentine operations.

•	Seek to develop proven oil and gas reserves.

•	Seek profitability in the downstream business in Argentina, through a balanced crude oil refining, logistics and commercial chain.

•	Increase profitability in the Gas and Energy segment.

•	Maintain our position in styrenics markets.

•	Maintain financial solvency, while pursuing operating and management efficiency and the development of human resources.

In order to fulfill this strategy, we consider the following to be essential:

•	A commitment to protecting the quality of our goods and services, the environment and the health and safety of our employees, contractors and neighboring communities.

•	The adoption of, and compliance with, corporate governance practices consistent with recognized best practices.

•	The maintenance of a management style that favors communication and teamwork, fostered by the value of the people that work in our organization.

•	The development of new business opportunities in order to maximize potential synergies and capitalize on complementary business opportunities with Petrobras.

We currently manage our activities, with the support of a corporate center, in four business segments: (1) Oil and Gas Exploration and Production, (2) Gas and Energy, (3) Refining and Distribution, and (4) Petrochemicals.

Our Principal Market

PESA is an Argentine sociedad anónima. As of December 31, 2015, approximately 81% of our total assets, 99% of our sales, 92% of our combined crude oil and gas production and 90% of our proved oil and gas reserves were located in Argentina. Fluctuations in the Argentine economy and actions adopted by the Argentine government have had and may continue to have a significant effect on Argentine private sector entities, including us. Specifically, we have been affected and may in the future be affected by inflation, interest rates, fluctuations in the value of the peso against foreign currencies, price and export controls on crude oil and related products, business regulations, changes in tax regulations and in general by the political, social and economic environment affecting Argentina and other countries. See “Item 3. Key Information—Risk Factors—Factors Relating to Argentina.”

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—Economic and political instability in Argentina has affected and may continue to affect our financial condition and results of operations.” To address such pressures, the Argentine government has implemented from time to time various plans and introduced a number of exchange rate systems and controls. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—Government intervention in the Argentine economy could adversely affect our results of operations or financial condition.”

According to the Ministry of Economy, the primary surplus was 0.2% in 2011, and primary budget deficits of 0.2%, 0.7%, 0.9% and approximately 2.0% of GDP were recorded in 2012, 2013, 2014 and 2015, respectively.

Argentina has suffered inflationary pressures since 2007, evidenced by continued increases in fuel, energy and food prices, among other indicators. According to inflation data published by the INDEC, from 2011 to 2014, the Argentine CPI increased 9.5%, 10.8%, 10.9% and 24.0% in each of those years, respectively, and 11.9% in the ten-month period ended October 31, 2015. The WPI increased 12.7%, 13.1%, 14.8% and 28.3% in each of those years, respectively, and 10.6% in the ten-month period ended October 31, 2015. In November 2015, the INDEC suspended the publication of the CPI and the WPI. From 2007 through 2015, the INDEC experienced a process of institutional and methodological reforms that gave rise to controversy with respect to the reliability of the information that it produces, including inflation, GDP and unemployment data. Reports published by the IMF stated that their staff used alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which have shown inflation rates considerably higher than those published by the INDEC since 2007. The IMF also censured Argentina in 2013 for failing to make sufficient progress in adopting remedial measures to address the quality of official data, including inflation and GDP data. On February 13, 2014, the INDEC released the IPCNu which measures prices on goods across the country and replaced the previous index that only measured inflation in the urban sprawl of the City of Buenos Aires. Even though the IPCNu brought inflation statistics closer to those estimated by private sources, differences between official inflation data and private estimates remained at the end of 2015. Since the first weeks after assuming office on December 10, 2015, the new administration has introduced economic and policy reforms. See “Item 3. Key Information—Risk Factors—Factors Relating to Argentina—The impact of the recent congressional and presidential elections on the future economic and political environment of Argentina is uncertain”. In addition, the Argentine government has restarted negotiations with holdout creditors from the last Argentine debt restructuring. See “Item 3. Key Information—Risk Factors—Factors Relating to Argentina—A lack of financing for Argentine companies, whether due to market forces, government regulation or the unresolved litigation with holdout bondholders, may negatively impact our financial condition or cash flows.”

In January 2016, the new administration, through Decree No. 55/2016, declared a state of administrative emergency in the national statistics system, and the new INDEC authorities announced the discontinuation of the methodology previously used to measure inflation and suspended the publication of all indices until the INDEC is in a position to calculate such indices based on adequate and reliable official data. The INDEC has suggested using CPI figures published by the Province of San Luis and the City of Buenos Aires for reference in the meantime. According to the Province of San Luis’ reports, the inflation rate was 2.9%, 6.5%, 4.2%, 2.7% and 3.0%, in November 2015, December 2015, January 2016, February 2016 and March 2016, respectively. According to the City of Buenos Aires’ reports, the inflation rate was 2.0%, 3.9%, 4.1%, 4.0% and 3.3%, in November 2015, December 2015, January 2016, February 2016 and March 2016, respectively.

In 2011, the Argentine economy grew with respect to 2010, with a further increase in real GDP of 8.4%. A large increase in public expenditures and extension of credit facilities, as well as a good harvest and high international prices, positively impacted internal demand. Financial intermediation, trade and investment in construction were some of the most dynamic sectors. This increase in activity levels resulted in another large increase in imports (approximately 30%), which was partially offset by a 25% increase in exports; thus, the trade balance recorded a U.S.$9 billion surplus for the year. Energy imports grew substantially during 2011, resulting in a negative energy trade balance of U.S.$2.8 billion. Despite the trade surplus, the foreign exchange supply was reduced due to lower inflow of funds from loans and direct foreign investment and, primarily, increasing capital outflows as a consequence of portfolio dollarization. The Argentine government continued using free available reserves to pay for its foreign debt maturities and the Central Bank’s reserves dropped by U.S.$5.8 billion, to approximately U.S.$46.3 billion. The exchange rate averaged Ps.4.13 per U.S.$1.00 in 2011, and closed the year at Ps.4.30 per U.S.$1.00, 8% higher compared to the previous year-end. Interest rates showed a significant increase, especially during the last quarter. Finally, Argentine country risk reached an annual average of 676 basis points, growing substantially from August 2011 onward, reaching 927 basis points as of December 31, 2011.

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

During 2012, the Central Bank continued implementing an expansive monetary policy while tightening exchange controls. The exchange rate closed at Ps.4.91 per U.S.$1.00 by the end of the year, representing a 14% year-on-year depreciation of the peso.

The Argentine country risk premium located slightly below 1,000 basis points as of the end of the year. On March 22, 2012, the Argentine Congress enacted Law No. 26,739, which amended the charter of the Central Bank and the Convertibility Law. This new law amended the objectives of the Central Bank (established in its charter) and removed certain provisions previously in force. Pursuant to the terms of the new law, the Central Bank focuses on promoting monetary and financial stability as well as development with social equity. In addition, the concept of “freely available reserves” was eliminated, granting the Argentine government access to additional reserves to pay debt. In addition, since late 2011, the Argentine government has also adopted numerous measures to control directly or indirectly foreign trade and foreign exchange markets.

In 2013, real GDP registered an increase of 2.9% according to the INDEC, mainly as a result of the favorable performance of the agricultural sector. Industrial activity, on the other hand, slightly decreased compared to 2012, with the automotive industry being one of few sectors with positive variations. The trade balance resulted in a surplus of U.S.$1.5 billion, a decrease of approximately U.S.$10 billion compared to 2012. The Central Bank’s reserves closed 2013 at U.S.$30.6 billion, accounting for a cumulative decline of U.S.$12.5 billion from December 31, 2012. The Peso/U.S. dollar exchange rate closed at Ps.6.49 per U.S.$1.00.

In 2014, the Argentine economy recorded a substantial slowdown, reporting a 0.5% growth in real GDP according to the INDEC. Industrial activity decreased by 2.5% compared to 2013. The trade balance resulted in a surplus of U.S.$3 billion, representing a 104% increase compared to 2013, with decreasing imports and exports and a negative energy trade balance of U.S.$6.5 billion. The Central Bank’s reserves increased by approximately U.S.$1 billion, reversing a three-year decline trend. Despite efforts of the Central Bank, interest rates that had increased in the early months of 2014, stood at approximately 20% at the end of the year. The Peso/U.S. dollar exchange rate rose 31% in 2014 compared to 2013, including a depreciation of approximately 24% in January 2014, closing at Ps. 8.55 per U.S.$1.00 at December 31, 2014. Argentine country risk reached an annual average of 780 basis points.

In 2015, the Argentine economy recorded a 2.1% growth in real GDP (based on preliminary GDP data published by the INDEC), mainly as a result of a 6.4% growth in the agricultural segment and a 5.0% growth in the construction segment. The trade balance resulted in a deficit of U.S.$3 billion, after fifteen consecutive years of positive trade balance. The Central Bank’s reserves decreased by approximately U.S.$5.9 billion, from U.S.$31.4 billion at December 31, 2014 to U.S.$25.6 billion at December 31, 2015. In 2015, the peso lost approximately 52% of its value against the U.S. dollar, including a depreciation of approximately 35% mainly experienced after December 17, 2015 following the announcement of the lifting of a most foreign exchange controls. See “Item 3. Key Information—Risk Factors—Factors Relating to Argentina—The impact of the recent congressional and presidential elections on the future economic and political environment of Argentina is uncertain,” and “Item 3. Key Information—Exchange Controls,” and “Item 3. Key Information—Risk Factors—Factors Relating to Argentina—Economic and political instability in Argentina has affected and may continue to adversely affect our financial condition and results of operations.”

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

The integration of our Oil and Gas Exploration and Production business segment with our Refining and Distribution business segment enables us to process a large part of our crude oil production in Argentina. In addition, in Argentina our Oil and Gas Exploration and Production business segment supplies gas to our Petrochemical, Refining and Energy operations.

As of December 31, 2015, we participated in oil and gas exploration and production activities in Argentina and in other Latin American countries, including Venezuela (through our equity interest in mixed companies (“empresas mixtas”)) and Bolivia.

As of December 31, 2015, our combined crude oil and natural gas proved reserves, including our share of the reserves of our unconsolidated investees, were estimated at 183.1 million barrels of oil equivalent (“MMboe”) (compared to 210.6 MMboe as of December 31, 2014), approximately 59% of which were proved developed reserves and approximately 41% of which were proved undeveloped reserves. Crude oil accounted for approximately 37% of our combined proved reserves, while natural gas accounted for approximately 63%. As of December 31, 2015, 90% of our total combined proved reserves were located in Argentina and 10% were located abroad.

During 2015, our combined oil and gas production in Argentina averaged 68,200 barrels of oil equivalent per day, including unconsolidated investees. Our total oil and gas production for this period, including our share in the production of unconsolidated investees, averaged 74,300 barrels of oil equivalent per day (compared to 87,200 barrels of oil equivalent per day in 2014). Crude oil accounted for approximately 35,942 barrels per day, while natural gas accounted for approximately 230.2 million cubic feet per day (“MMcf/d”), or 38,361 barrels of oil equivalent per day based on a measure of conversion of 6,000 cubic feet of gas per barrel of oil equivalent. Approximately 89% of our oil production and 94% of our gas production during 2015 were derived from our operations in Argentina.

On May 31, 2012, we agreed to acquire an additional 39.671% equity interest in Petrolera Entre Lomas S.A. (“PELSA”) from our controlling company Petrobras Participaciones S.L. (“PPSL”) for U.S.$249.4 million, increasing our share in PELSA to 58.881%. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Acquisition of Companies.” PELSA performs oil and gas exploration and production activities in Argentina, and the remaining shares of PELSA are owned by APCO Oil and Gas International Inc. Sucursal Argentina (“APCO”). As of December 31, 2015, PELSA owned four concessions in oil and gas production areas in Argentina, of which the Entre Lomas field (in the Provinces of Neuquén and Río Negro) was the most important. On August 6, 2015, the Province of Río Negro granted PELSA a production concession over the Jarilla Quemada area. PELSA holds a 73.15% interest in the Entre Lomas field, in which APCO holds 23% and we hold a 3.85% stake.

On January 31, 2014, our Board of Directors approved the sale to YPF of our entire interest in the Puesto Hernández joint operation (UTE) agreement, for a total price of U.S.$40.7 million. This transaction represented for us an early termination of the agreement entered into with YPF in 1991 to operate Puesto Hernández, which is an area covering 147 km2, located in the Provinces of Neuquén and Mendoza. Prior to transferring our interest in the joint operation (UTE) agreement to YPF, our share of Puesto Hernandez’s daily production was approximately 4,000 barrels of oil per day.

On December 30, 2014, the legislature of the Province of Rio Negro ratified the agreement entered into with the government of the Province of Rio Negro to extend for an additional 10-year term our concessions in the 25 de Mayo-Medanito S.E., Jagüel de los Machos and Río Neuquén fields. We operate those three areas and hold a 100% stake in the 25 de Mayo-Medanito S.E. and Jagüel de los Machos production fields in the Province of Rio Negro. Additionally, as part of our agreement to extend our concessions, we agreed to transfer 5% of the rights and obligations arising from our concession in the Río Neuquén field to Empresa de Desarrollo Hidrocarburífero Provincial S.A. (EDHIPSA), as a result of which, our stake in this area will be 95% after effecting the transfer. As of the date of this Annual Report, the transfer is pending.

On December 30, 2014, the legislature of the Province of Rio Negro also ratified its agreement with PELSA (as operator of the relevant area), to extend our concession in the Entre Lomas field for an additional 10 years.

Recent Divestitures

On March 4, 2015, the Secretary of Energy of the Province of Salta granted us an extension of the second exploration period in the Chirete concession area for a period of two years. On March 19, 2015, our Board of Directors approved the transfer of a 50% stake in the Chirete area to the High Luck Group which was approved by the authorities of the Province of Salta on September 10, 2015. On November 19, 2015, the Secretary of Energy of the Province of Salta granted us an additional one-year extension of the second exploration period, which expires in November 2016.

On March 30, 2015, our Board of Directors approved the sale to Compañía General de Combustibles S.A. (“CGC”) of our entire interest in the Austral Basin in Argentina, which includes our interest in the Santa Cruz I, Santa Cruz I Oeste, Glencross and Estancia Chiripá joint operation (UTE) agreements, our assets associated with Santa Cruz II, Punta Loyola Pier and oil and gas pipelines operated in the Austral basin, for a total price of U.S.$101 million, and recognized income before tax of Ps. 675 million. The relevant concessions cover an area of 11,500 km2 and are located in the Province of Santa Cruz. Prior to transferring our interest in the concessions, our share of the Austral Basin’s daily combined oil and gas production was approximately 15,000 barrels of oil equivalent per day.

On July 24, 2015, the Province of Neuquén approved the sale of 50% of our share in Parva Negra Este to ExxonMobil Exploration Argentina S.R.L.

On September 7, 2015, the Province of La Pampa took possession of the portion of the Jagüel de los Machos area located within the territory of La Pampa following the expiration of our concession over the area. See “—Oil and Gas Exploration and Production Interests”.

In October and November 2015, in accordance with Section 5.2 of the association agreements relating to the Enarsa 1 and Enarsa 3 exploration areas in effect since April 2006 and November 2006, respectively, we informed our partners in those areas of our decision not to participate in the conversion of such agreements into exploration permits. In November 2015 and March 2016 we also informed such decision to the SE and the Ministry of Energy and Mining, respectively.

Our Oil and Gas Exploration and Production Interests

As is usual in the Oil and Gas Exploration and Production business, we generally participate in exploration and production activities in conjunction with joint operation partners. Contractual arrangements among participants in a joint operation are usually governed by an operating agreement, which provides that costs, entitlements to production and liabilities are to be shared according to each party’s percentage interest in the joint operations. One party of the joint operation is usually appointed as operator and is responsible for conducting the operations under the overall supervision and control of an operating committee that consists of representatives of each party to the joint operations. While operating agreements generally provide for liabilities to be borne by the participants according to their respective percentage interest, licenses issued by the relevant governmental authority generally provide that participants in joint operations are jointly and severally liable for their obligations to that governmental authority pursuant to the applicable license. In addition to their interest in field production, contractual operators are generally paid their indirect administrative expenses on a monthly basis by their partners in proportion to their participation in the relevant field.

As of December 31, 2015, we had interests in 29 blocks: 20 oil and gas production blocks (15 in Argentina and 5 outside Argentina) and 9 exploration blocks located within exploration areas or pending authorization for production (all of them located in Argentina). As of December 31, 2015, we were directly or indirectly the contractual operator of 12 of the 29 blocks in which we had an interest.

As of December 31, 2015, our total gross and net productive wells, by geographic area were as follows:

	Oil		Gas		Total(3)
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
Argentina	2,130	1,579	251	180	2,381	1,759
Venezuela	83	23	8	3	91	26
Bolivia	15	15	47	47	62	62

Total	2,228	1,617	306	230	2,534	1,847

(1)	Refers to number of wells completed.
(2)	Refers to fractional ownership working interest in gross productive wells.
(3)	Includes Oil and Gas productive wells.

As of December 31, 2015, our total production and exploration acreage, both gross and net, was as follows:

	Acreage (*)
	Production (1)		Exploration (2)
	Gross	Net (3)	Gross		Net (3)
	(in thousands of acres)
Argentina	1,613	728	15,517	(4)	4,701	(5)
Venezuela	485	126	—		—
Bolivia	56	56	—		—

Total	2,154	910	15,517		4,701

(1)	Includes all areas in which we produce commercial quantities of oil and gas or areas in the development stage.
(2)	Includes all areas in which we are allowed to perform exploration activities but where commercial quantities of oil and gas are not produced, plus areas that are not in the development stage.
(3)	Represents our fractional ownership working interest in the gross acreage.
(4)	Includes 14,300 thousand exploration acres in offshore areas.
(5)	Includes 4,139 thousand exploration acres in offshore areas.
(*)	See “—Overview—Recent Divestures.”

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

	Year ended December 31,
	2015			2014			2013
	Argentina	Venezuela	Rest of Latin America	Argentina	Venezuela	Rest of Latin America	Argentina	Venezuela	Rest of Latin America
Gross wells drilled:
Production:
Development wells:
Oil	84	2	—	79	2	—	81	6	—
Gas	21	—	—	12	—	—	10	—	—
Dry wells	1	—	—	—	—	—	1	—	—

Total	106	2	—	91	2	—	92	6	—

Exploration:
Exploratory wells:
Oil	4	—	—	2	—	—	3	—	—
Gas	1	—	—	4	—	—	2	—	—
Dry wells	—	—	—	2	—	—	—	—	—

Total	5	—	—	8	—	—	5	—	—

Net wells drilled:
Production:
Productive wells:
Oil	55	1	—	53	—	—	60	1	—
Gas	16	—	—	9	—	—	6	—	—
Dry wells	—	—	—	—	—	—	—	—	—

Total	71	1	—	62	—	—	66	1	—

Exploration:
Discovery wells:
Oil	2	—	—	1	—	—	2	—	—
Gas	1	—	—	4	—	—	1	—	—
Dry wells	—	—	—	1	—	—	—	—	—

Total	3	—	—	6	—	—	3	—	—

Veta Escondida Exploitation Concession

On April 4, 2012, we were notified of a decision of the government of the Province of Neuquén to terminate our production concession in the Veta Escondida area. We sought judicial relief, arguing that we have complied with all requirements under the concession and that we did not commit any breach which would support the decision adopted by the government of Neuquén. On June 28, 2012, the Argentine Supreme Court upheld the injunctive relief we obtained from the lower courts and ordered the Province of Neuquén to refrain from enforcing the termination of the concession until a final ruling on the merits of the case is rendered. As of the date of this Annual Report, a final decision on the merits is pending.

On December 19, 2013, we (as operators) and Total Austral, having an interest of 55% and 45% in the Veta Escondida exploitation concession, respectively, reached an out-of-court agreement (the “Settlement Agreement”) with the Province of Neuquén and Gas y Petróleo del Neuquén (“GyP”), to settle a dispute arising from the enactment of provincial Decree No. 563/12, which declared the expiration of the concessionaires’ rights under the production concession and led us to bring a complaint against the Province of Neuquén. In 2014, the period set forth in the Settlement Agreement for obtaining the required approval of the terms of the Settlement Agreement by the provincial government expired.

On March 17, 2015, provincial Decree No. 565/15 approved a model agreement which included similar terms and conditions to those reached in the Settlement Agreement. As of the date of this Annual Report, the Province of Neuquén, Total Austral and we, were still negotiating a final settlement agreement based on the model agreement considering the current industry and market conditions.

Jagüel de los Machos Concession in the Province of La Pampa

On September 7, 2015, the Province of La Pampa took possession of the portion of the Jagüel de los Machos area located within the territory of La Pampa following the expiration of our concession over the area. Although an agreement had been reached with government of the Province of La Pampa prior to the expiration of such concession, the approval of the provincial legislature required for such agreement to be binding was not obtained. As a result, we filed administrative claims to protect our extension rights under the provisions of Law No. 17,319 as amended by Law No. 27,007 and provincial Decree No. 18/2015. However, we have ceased our activities in the area from the date on which the Province of La Pampa took possession of it.

25 de Mayo-Medanito S.E. Concession in the Province of La Pampa

On March 30, 2016, the legislature of the Province of La Pampa approved a bill declaring the strategic importance of the portion of the 25 de Mayo-Medanito S.E. area located within such province, and transferring its possession to the Province upon expiration of our original concession period of 25 years in November 2016, although we are entitled to request a ten-year extension of our concession under applicable law.

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

We transport our oil and gas production in several ways depending on the infrastructure available and the cost efficiency of the transportation system in a given location. We use the oil pipeline system and oil tankers to transport oil to our customers. Oil is customarily sold through contracts whereby producers are responsible for transporting produced oil from the field to a port for shipping, with all costs and risks associated with transportation borne by the producer. Gas, however, is sold at the delivery point of the gas pipeline system near the field and, therefore, the customer bears all transportation costs and risks associated therewith. Oil and gas transportation in Argentina operates in an “open access” non-discriminatory environment under which producers have equal and open access to the transportation infrastructure. We maintain limited storage capacity at each oil site and at the terminals from which oil is shipped. In the past, such capacity has been sufficient to store oil without reducing production during temporary unavailability of the pipeline systems, due, for example, to maintenance requirements or temporary emergencies.

As of December 31, 2015, we owned 15 concessions in oil and gas production areas in Argentina. Our production is concentrated in three basins: the Neuquén, San Jorge and Noroeste Basins. In the Neuquén basin—the most important basin in Argentina in terms of oil and gas production—we own approximately 626,000 net acres. Our most important fields in the Neuquén basin are 25 de Mayo-Medanito S.E., El Mangrullo and Río Neuquén. As of December 31, 2015, we had 2,381 productive wells in Argentina.

For the year 2015, our average daily production was 31,977 barrels of crude oil and 217.1 million cubic feet of natural gas, representing a decrease of 16.4% in our production of oil (mainly as a result of the sale of the Austral Basin blocks) and of 11.8% in our production of gas, compared to 2014.

During 2015, according to the SE, oil production in Argentina averaged 532,116 barrels per day, remaining stable compared to 2014. Gas production increased by 4% and stood at 4.2 billion cubic feet per day. In 2015, our oil production and our gas production accounted for approximately 3% and 6% of total oil production and gas production in Argentina, respectively, and positioned us as the fourth producer of oil and gas in the country.

In 2015, we carried out investment plans aligned with our reserves replacement and production goals, as a means to achieve sustainable growth. Our capital expenditures included the drilling of 42 producing wells, repairing 23 producing wells, mainly in the Neuquén basin, and expanding secondary recovery projects and surface facilities in several areas in which we operate.

Production Outside Argentina

As of December 31, 2015, 10% of our combined proved reserves were located outside Argentina. In addition, as of December 31, 2015, approximately 11% of our oil production and 6% of our gas production came from outside Argentina. As of that date, we had working interests in five oil and gas production blocks outside Argentina: Oritupano Leona, La Concepción, Acema and Mata in Venezuela (through direct and indirect equity interests in mixed companies, including Petroritupano S.A., Petroven-Bras S.A., Petrowayú S.A. and Petrokariña S.A.), and Colpa Caranda in Bolivia.

Venezuela

During 2015, oil and gas production attributable to our operations in Venezuela averaged 3,502 barrels of oil equivalent per day, representing 4.7% of our daily production and a decrease of 28.6% compared to 2014. Our four areas in Venezuela, operated by mixed companies, had an aggregate of 91 productive wells.

Mixed companies are required to sell all liquid hydrocarbons and the associated natural gas they produce to Petróleos de Venezuela S.A. (“PDVSA”) by reference to a price formula that uses international benchmarks such as the price of WTI crude.

As of December 31, 2015, mixed companies must pay the following special taxes: (i) a 3.33% additional royalty on the volume of hydrocarbons extracted under the concession and delivered to PDVSA during the calendar year, and (ii) an amount equivalent to the difference, if any, between (a) 50% of the value of the hydrocarbons extracted under the concession and delivered to PDVSA each calendar year, and (b) the aggregate payments made by the mixed company to Venezuela in connection with activities conducted by the mixed company during such calendar year, such as royalties paid on extracted hydrocarbons (including the additional royalty indicated in the preceding item (i), income tax and any other tax or contribution calculated on the basis of income (either gross or net), and investments in domestic development projects amounting to one percent (1%) of profit before taxes).

In 2011, the Venezuelan government amended the 2008 “Law of Special Contribution to Extraordinary Prices in the International Hydrocarbons Market”, which had introduced a special tax payable by companies exporting or transporting liquid hydrocarbons and oil by-products outside Venezuela, to be applied when the average price of the basket of Venezuelan liquid hydrocarbons exceeded a stated price. The 2011 rules modified the special tax by creating two special contributions, one for “extraordinary” prices and another for “exorbitant” prices, to be applied to the difference between the price set forth by the Venezuelan national budget and the monthly average of international prices of the basket of Venezuelan liquid hydrocarbons. In 2013, the Venezuelan government introduced further modifications and updated the rates of these specials contributions. As modified, when the monthly average of international prices of the basket of Venezuelan liquid hydrocarbons exceeds U.S.$80 per barrel, these are considered “exorbitant prices”. These special contributions are recorded by mixed companies as selling expenses in their financial statements and negatively impact the mixed companies.

Bolivia

In 2015, our net daily production in Bolivia calculated using the economic interest method was 2,637 barrels of oil equivalent, or 3.5% of our total production. Of this amount, 12.2 MMcf/d corresponded to gas production and 606 barrels of oil per day corresponded to liquid hydrocarbons, including liquified petroleum gas (“LPG”).

As of December 31, 2015, we held a 100% interest in the Colpa Caranda Block in Bolivia. The Colpa Caranda Block covers approximately 56,000 net acres located in the Sub Andina Central Basin and has 62 producing wells. These fields, which originally exported gas to Argentina, currently deliver gas primarily to the Santa Cruz-São Paulo pipeline that transports gas to Brazil.

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

Ecuador

On October 31, 2008, EcuadorTLC S.A. (our subsidiary), Teikoku Oil Ecuador and Petroecuador, among others, executed a series of amendatory agreements regulating the operation of Block 18 and Palo Azul Unified Field (the “Amendatory Agreements”), while the parties negotiated the migration to a new contract modality.

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

On March 18, 2011, the Hydrocarbon Secretary issued Official Notice No. 626 to inform us that it was analyzing and structuring a new regulatory framework to determine a settlement price for the termination, to be applied instead of the provisions of the Amendatory Agreements. On April 11, 2011, we filed an answer to Official Notice No. 626 rejecting the terms thereof and claiming that the same did not comply with the conditions set forth in the Amendatory Agreements. In this respect, we informed the Hydrocarbon Secretary that it would continue to seek compliance with the terms of the Amendatory Agreements.

In the absence of further action by the Ecuadorian government, on December 8, 2011, we served a notice on the Ecuadorian government informing it of the existence of a dispute under the terms of the Treaty for the Promotion and Reciprocal Protection of Investments previously entered into between Argentina and Ecuador. Under the treaty, this implies the opening of a negotiation period prior to possible arbitration to seek enforcement of the provisions of the Amendatory Agreements.

On June 21, 2013, not having reached an agreement with the Ecuadorian government, EcuadorTLC SA, Cayman International Exploration Company and Teikoku Oil Ecuador, members of the Consortium, submitted a letter of notification of a dispute under the terms of the Amendatory Agreements to the Ecuadorian State, stating their decision to submit the dispute to international arbitration under the arbitration Rules of the UNCITRAL, which arbitration commenced on February 26, 2014. The defendant submitted its answer to the complaint and its objections to the jurisdiction of the arbitral tribunal on March 21, 2016. The members of the Consortium will submit their answer to the defendant’s arguments on or prior to May 12, 2016.

As of the date of this Annual Report, we have taken all the necessary procedural steps to preserve our rights to receive the compensation provided for in the Amendatory Agreements from the Ecuadorian government.

At December 31, 2015, we recorded Ps.698 million to be recovered from the Ecuadorian State under the provisions of the Amendatory Agreements, excluding any interest accrued, as we believe that it is not possible to determine with certainty the interest rate to be applied.

Crude Oil Transportation Agreement with OCP

Starting November 10, 2003, EcuadorTLC S.A., entered into a “Ship or Pay” agreement with Oleoducto de Crudos Pesados S.A. (“OCP”), whereby it secured an oil transportation capacity of 80,000 barrels per day for a 15-year term.

Under this agreement, EcuadorTLC S.A. must comply with its contractual obligations for the aggregate committed capacity, regardless of the amount of crude oil actually transported, and pay a rate that covers OCP’s operating costs and financial services, among other items.

While the Amendatory Agreements remained in force, transportation capacity costs invoiced by OCP were charged on a monthly basis. Costs related to the crude oil volume actually transported were charged to “Administrative and selling expenses,” while the portion of costs related to the unused committed transportation capacity was shown under “Other operating expenses.”

We are entitled to sell transportation capacity through OCP’s pipeline to mitigate the negative effect of excess contracted capacity. In this respect, we periodically negotiate the sale of committed transportation capacity. On December 31, 2008, EcuadorTLC S.A. and Petroecuador entered into an agreement under which, as from January 1, 2009, transportation of crude oil through OCP’s pipeline is charged by Petroecuador to the transportation capacity committed to under the agreement entered into between EcuadorTLC S.A. and OCP, up to a maximum of 70,000 barrels per day. In addition, EcuadorTLC sold transportation capacity for approximately 8,000 oil barrels per day to third parties for the July 2004-January 2012 period. In October 2008, 40% of the net contractual commitment was assumed by Teikoku Oil Ecuador, as consideration for the assignment to this Company of a 40% interest in Block 18 and Palo Azul.

In the third quarter of 2015, we reassumed the obligations previously assigned to Teikoku Oil Ecuador through Petrobras Bolivia Internacional S.A. in exchange for a U.S.$95 million payment. As a result of this transaction, we have the necessary funds to continue with negotiations in Ecuador. Estimated obligations of Ps.626 million attributable to contract renegotiations in Ecuador were recognized in current provisions in our Audited Consolidated Financial Statements. As of December 31, 2015, current and non-current liabilities for the net transport capacity hired from OCP amounted to Ps.299 million and Ps.88 million, respectively. Assumptions used for provisions calculation mainly include the estimate of the applicable rate and the transport capacity used by third parties. The discount rates used in the measurement consider the type of liability, the business segment and the country where transactions are conducted. In estimating liabilities as of December 31, 2015, as a result of assumptions revision, we recorded a gain of Ps.507 million. We must maintain letters of credit to ensure compliance with financial commitments under the Ship or Pay agreement with OCP and commitments related to OCP trade payables. The letters of credit, which will finally expire in December 2018, will be gradually released as commitments extinguish. As of December 31, 2015, we hold letters of credit for approximately U.S.$64.2 million. We are required to renew or replace the letters of credit as they expire, otherwise, we would have to deposit cash in amounts equal to our guarantee obligations. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Commercial Operations.”

Statistical Information Relating to Oil and Gas Production

The following table sets forth our oil and gas production during 2015. Production figures represent our working interest in production (and are therefore net to us). In addition, the table includes our working interest in each field, the number of producing wells and the expiration date of the concessions, in each case as of December 31, 2015. Although some of these concessions may be extended at their expiration, the expiration dates set forth below do not include any extensions.

			2015 Production			Oil and Gas Wells
Production Areas	Location	Basin	Oil (1)	Gas (2)	Oil Equivalent (3)		Interest		Expiration
Argentina:
25 de Mayo – Medanito S.E.	La Pampa and Río Negro	Neuquén	3,048	2,713	3,500	662	100.00%		2016/2026
El Mangrullo	Neuquén	Neuquén	44	21,930	3,699	29	100.00%		2025
Jagüel de los Machos	Río Negro	Neuquén	1,726	2,996	2,225	170	100.00%		2025
Bajada del Palo	Neuquén	Neuquén	1,326	4,016	1,995	128	46.92	%(4)	2025
Santa Cruz II(8)	Santa Cruz	Austral	78	354	137	—	100.00%		2017/2028
Río Neuquén	Río Negro and Neuquén	Neuquén	383	19,654	3,659	137	100.00%		2027
Entre Lomas	Río Negro and Neuquén	Neuquén	2,091	3,769	2,719	487	46.92	%(4)	2026
Aguada de la Arena	Neuquén	Neuquén	50	5,396	949	14	80.00%		2036
Santa Cruz I(8)	Santa Cruz	Austral	207	4,457	950	—	71.00%		2017/2035
Sierra Chata	Neuquén	Neuquén	42	7,708	1,327	59	45.56%		2023
Atuel Norte	Mendoza	Neuquén	2	—	2	5	33.33	%(7)	2016
La Tapera – Puesto Quiroga	Chubut	San Jorge	43	—	43	6	35.67	%(7)	2027
El Tordillo	Chubut	San Jorge	1,875	—	1,875	567	35.67	%(7)	2027
Aguaragüe	Salta	Noroeste	102	3,450	677	34	15.00	%(7)	2023/2027
Estancia Agua Fresca(8)	Santa Cruz	Austral	162	530	250	—	50.00%		2034
Puesto Oliverio(8)	Santa Cruz	Austral	—	—	—	—	50.00%		2037
Gobernador Ayala	Mendoza	Neuquén	198	—	198	47	22.51	%(7)	2036
Charco del Palenque	Río Negro	Neuquén	287	826	425	32	46.92	%(4)	2034
Jarilla Quemada	Río Negro	Neuquén	7	1,449	249	4	46.92	%(4)	2040

Total Argentina			11,671	79,248	24,879	2,381

Outside Argentina:
Colpa Caranda (5)	Bolivia	Sub Andina	221	4,448	962	62	100.00%		2029
Oritupano Leona (6)	Venezuela	Oriental	627	—	627	47	22.00	%(7)	2025
Acema (6)	Venezuela	Oriental	6	—	6	15	34.49	%(7)	2025
La Concepción (6)	Venezuela	Lago Maracaibo	504	313	556	29	36.00	%(7)	2025
Mata (6)	Venezuela	Oriental	90	—	90	—	34.49	%(7)	2025

Total Outside Argentina			1,448	4,761	2,241	153

Total			13,119	84,009	27,120	2,534

(1)	In thousands of barrels.
(2)	Gas production represents only marketable production of natural gas excluding flared gas, injected gas and gas consumend in operations. In millions of cubic feet.
(3)	In thousands of barrels of oil equivalent. Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per barrel of oil equivalent.
(4)	Production and wells were calculated on the basis of our 77% interest, which includes our 3.85% direct interest in this area and our 73.15% indirect interest through PELSA.
(5)	Production from Colpa Caranda block was calculated using the economic interest method.
(6)	Indirect interests through mixed companies.
(7)	Areas operated by third parties.
(8)	Producing wells as of the date of sale of the interest in the Austral Basin, on March 30, 2015, amounted to 56, 104, 25 and 1 in Santa Cruz II, Santa Cruz I, Estancia Agua Fresca and Puesto Oliverio, respectively.

The following table sets forth our oil and gas production on an “as sold” annual basis by geographical area for the fiscal years ended December 31, 2015, 2014 and 2013. This table includes our net share of production of subsidiaries, joint operations and associates.

	Year ended December 31,
	2015		2014		2013
	Oil(1)	Gas(2)	Oil(1)	Gas(2)	Oil(1)	Gas(2)
Río Neuquén area in Argentina(3)	383	19,654	323	11,527	343	11,499
Other areas in Argentina	11,288	59,594	13,733	78,331	16,333	80,713
Venezuela(4)	1,227	313	1,691	591	2,014	619
Bolivia(5)	221	4,448	258	4,939	285	5,898

Total	13,119	84,009	16,005	95,388	18,975	98,729

(1)	Oil production includes other liquid hydrocarbons. Amounts in thousands of barrels.
(2)	Gas production represents only marketable production of natural gas excluding flared gas, injected gas and gas consumed in operations. Amounts in millions of cubic feet.
(3)	Río Neuquén area is separately included as it contains more than 15% of our total proved reserves.
(4)	Indirect interests through mixed-ownership companies.
(5)	Calculated using the economic interest method.

The following table sets forth the average sales price per barrel of oil and per million cubic feet of gas for each geographic area for the fiscal years ended December 31, 2015, 2014 and 2013, of our subsidiaries, joint operations and associates.

	Year ended December 31,
	2015	2014	2013
Argentina:
Oil (in pesos per barrel of oil)	646.8	615.7	399.0
Gas (in pesos per thousand cubic feet)	36.7	22.5	12.6

Venezuela(1):
Oil (in pesos per barrel of oil)	651.3	589.4	610.3

Rest of Latin America(2):
Oil (in pesos per barrel of oil)	330.6	400.2	157.2
Gas (in pesos per thousand cubic feet)	32.4	53.2	44.9

(1)	Amounts are translated into Argentine pesos at historic exchange rates, using an annual average exchange rate.
(2)	Amounts are translated into Argentine pesos at historic exchange rates, using a monthly average exchange rate.

The following table sets forth our average production cost, royalties and depreciation cost of oil and gas fields in each geographic area for the fiscal years ended December 31, 2015, 2014 and 2013. This table includes our net share of production of our subsidiaries, joint operations and associates.

	Year ended December 31,
	2015	2014	2013
	(in pesos per barrel of oil equivalent)
Argentina:
Production cost	121.73	109.23	80.82
Royalties	65.99	52.17	34.27
Depreciation	89.56	80.05	58.73

Total	277.28	241.45	173.82

Venezuela(1):
Production cost	1,297.66	314.03	172.85
Royalties	202.46	228.26	127.61
Depreciation	149.87	126.46	64.49

Total	1,649.99	668.75	364.95

	Year ended December 31,
	2015	2014	2013
	(in pesos per barrel of oil equivalent)

Rest of Latin America(2):
Production cost	92.29	70.80	34.62
Royalties	—	—	—
Depreciation	76.94	36.19	17.90

Total	169.23	106.99	52.52

(1)	Amounts are translated into Argentine pesos at historic exchange rates, using an annual average exchange rate.
(2)	Amounts are translated into Argentine pesos at historic exchange rates, using a monthly average exchange rate.

Exploration

Our strategy is focused on constantly searching for new exploration opportunities aligned with our growth targets. In Argentina, we own substantial acreage containing undeveloped reservoirs of non-conventional energy sources, including both shale oil and shale gas in the Neuquén basin. In the coming years, we expect to focus on these areas as well as conventional reservoirs that are located close to infrastructure.

The following table lists our exploration areas in Argentina as of December 31, 2015, the location and basin of each area, our net working interest and the expiration date for the exploration authorization.

	Location	Basin	Interest		Expiration
Argentina:
Parva Negra Este(1)	Neuquén	Neuquén	42.50%		2018
Cerro Hamaca Norte	Mendoza	Neuquén	39.64	%(2)	(3)
Chirete(*)	Salta	Noroeste	50.00%		2016
Enarsa 1(4)	Continental Shelf	Offshore Argentina	25.00	%(2)	2020
Enarsa 3(4)	Continental Shelf	Offshore Argentina	35.00%		2020
Río Atuel	Mendoza	Neuquén	33.33	%(2)	2016
Borde del Limay(5)	Neuquén	Neuquén	85.00%		2015
Los Vértices(5)	Neuquén	Neuquén	85.00%		2015
Veta Escondida and Rincón de Aranda	Neuquén	Neuquén	55.00%		2027

(1)	On July 24, 2015, the Province of Neuquén approved the sale of 50% of our share in Parva Negra Este to ExxonMobil Exploration Argentina S.R.L.
(2)	Areas operated by third parties.
(3)	We have filed an application for a production concession with respect to this field, which is pending approval as of the date of this Annual Report.
(4)	In accordance with Section 5.2 of the association agreements relating to the the Enarsa 1 and Enarsa 3 exploration areas in effect since April 2006 and November 2006, respectively, we informed our partners in those areas of our decision not to participate in the conversion of such agreements into exploration permits.
(5)	In process of being transferred to GyP (holder of the exploration permit).
(*)	See “Item 4. Information on the Company—Oil and Gas Exploration and Production Overview—Recent Divestures.”

Exploration in Argentina

As of December 31, 2015, we held interests in approximately 15,517,000 gross exploration acres in Argentina and approximately 881,000 gross exploration and production acres were located in shale oil/shale gas areas.

During 2015, we drilled two onshore wells in the Neuquén basin: (i) the Mangrullo a-1048 well in the El Mangrullo area and (ii) the TA a-1149d well in the Jagüel de los Machos area. We also began drilling the PNE x-1004 well in the Parva Negra Este area, but drilling activities were temporarily suspended due to mechanical problems in the relevant rig. Completion of the drilling is scheduled for 2016. The drilling of the PNE x-1001 well in Parva Negra Este area was completed in February 2016.

The Parva Negra Este wells’ main objective is to evaluate the productivity of the Vaca Muerta formation at a depth of 2,300 meters. These wells are a key component of the non-conventional resources exploration program started in 2013.

The Mangrullo a-1048 well was drilled to delimit the discovery previously made in the Agrio formation in 2013 as a result of the drilling of the Mangrullo x-1015 well. During 2015, completion activitites and subsequent testing were conducted in the two wells (drilled in 2015 and 2014, respectively).

The TA a-1149d well was drilled to delimit the southern portion of the Tapera Este field in the Jagüel de los Machos area, and is currently productive.

In 2015, we drilled in the following non-operated areas in the Neuquén basin: AtO.x-1 in Río Atuel area and JCPS.x-1001 in Gobernador Ayala area, both in the Province of Mendoza, and PB.xp-226 in Entre Lomas, in the Province of Río Negro. AtO.x-1 and JCPS.x-1001 were discovery wells and the PB.xp-226 well is being tested for gas production, but there is no certainty of its productive potencial. In addition, in the Noroeste basin, drilling activities in the Los Blancos.x-1002 well in the Chirete area were completed early in January 2016. Further drilling activities will be performed during 2016.

In 2014, we began early production of non-conventional oil in the Province of Neuquén by drilling the Rincón de Aranda x-1 exploration well after the discovery made in Rincón de Aranda in 2013. Drilling activities continued in 2015. In addition, during 2015 extended test and production activities of the SCh.x-97 well, a non-conventional gas discovery well in the Vaca Muerta formation drilled in 2013 and completed in 2014, continued.

Area for the Exploration of Non-Conventionals Hydrocarbon Reserves

On December 6, 2013, we acquired an 85% participation in a joint operation (UTE) agreement in association with GyP, who has the remaining 15%, for the exploration and potential exploitation of the area of Parva Negra Este, located in the Neuquén basin.

The exploration permit is valid for four years plus a one-year extension with the right to request the exploitation concession for 25 years, which can also be extended for an additional 10 years. This agreement was approved by the government of the Province of Neuquén through Decree No. 575/14, published on April 4, 2014.

On July 24, 2015, the Province of Neuquén approved the sale of 50% of our share in Parva Negra Este to ExxonMobil Exploration Argentina S.R.L.

We own concessions in the Neuquén basin with both shale oil and shale gas potential. The development of non-conventional resources will demand major capital investments. See “Item 5. Operating and Financial Review and Prospects—Future Capital Requirements—Oil and Gas exploration and Production.”

Reserves

We believe our estimates of remaining proved recoverable oil and gas reserve volumes to be reasonable. Pursuant to Rule 4-10 of Regulation S-X, promulgated by the SEC, proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs, under existing economic and operating conditions, i.e., prices and cost at the date of estimation. DeGolyer and MacNaughton performed an independent evaluation of approximately 81% of our estimated reserves as of December 31, 2015. The reserves not evaluated by DeGolyer and MacNaughton are in areas where we do not act as operator. The evaluation covered 100% of the estimated reserves located in areas operated by us. DeGolyer and MacNaughton evaluated the proved oil and natural gas reserve estimates in accordance with Rule 4-10 of Regulation S-X and in accordance with the oil and gas reserves disclosure provisions of ASC Topic 932. We provided all information required during the course of the evaluation process to DeGolyer and MacNaughton’s satisfaction. See the reserves evaluation report by DeGolyer and MacNaughton, dated January 14, 2016 included as Exhibit 5.1 to this Annual Report.

As of December 31, 2015, 2014 and 2013, 81%, 80% and 73%, respectively, of our estimated reserves were evaluated by DeGolyer and MacNaughton.

Internal Control over Proved Reserves

The reserves estimation process begins with an initial evaluation of our assets by geophysicists, geologists and engineers. A Reserves Coordinator (Coordinador de Reservas, or “RC”) safeguards the integrity and objectivity of our reserves estimates by supervising and providing technical support to technical teams who are responsible for preparing the reserves estimates. Our technical teams have degrees in geophysics, geology, petroleum engineering and accounting, and are trained internally in reserves estimates seminars. The RC is responsible for consolidating and auditing the reserves estimation process in compliance with the SEC reserves guidelines. The technical officer primarily responsible for overseeing the preparation of our reserves is a member of the Society of Petroleum Engineers (the “SPE”), with over 25 years of experience in exploration and production activities, and has been with PESA for over 25 years. Our reserves estimates are approved by the Oil and Gas Exploration and Production Director and submitted to our Executive Committee.

Most of the reserves estimates related to areas in which we do not act as operator were prepared by the operators and subsequently reviewed by our petroleum engineers before making the assessment of our proved reserves. The reported hydrocarbon reserves were estimated based on professional, geological and engineering judgment and on information supplied by us prior to January 14, 2016. Thus they are subject to revisions, upward or downward, as a result of future operations or as additional information becomes available. The estimation of reserves is imprecise due to many unknown geologic and reservoir factors that can only be estimated through sampling techniques. Since reserves are therefore only estimates, they cannot be appraised for the purpose of verifying exactness.

As of December 31, 2015, our liquid hydrocarbon and natural gas proved developed and undeveloped reserves totaled 183.1 MMboe (66.8 MMboe of liquid hydrocarbons and 697.4 billion cubic feet, or 116.2 MMboe, of natural gas), representing a 13.1% decrease compared to proved reserves as of December 31, 2014 (a decrease of 21% and 7.8% for liquid hydrocarbons and natural gas, respectively). During 2015, our fields located in Argentina accounted for revisions of previous estimates representing a decrease of 0.5 MMboe. In addition, a downward revision of 3.9 MMboe was attributable to a greater-than-expected decline in our reserves held through mixed companies in Venezuela.

Liquid hydrocarbons and natural gas accounted for 37% and 63%, respectively, of our total proved reserves as of December 31, 2015. Approximately 10% of our total proved reserves as of such date were located outside Argentina.

As of December 31, 2015, proved developed reserves of crude oil equivalent represented 59.4% of our total proved reserves of crude oil equivalent.

As of December 31, 2015, we had proved reserves equal to seven years of production at 2015 volumes.

The following table sets forth our estimated net proved developed and undeveloped reserves of crude oil and natural gas by country as of December 31, 2015, including our subsidiaries, joint operations and associates.

	Reserves as of December 31, 2015
Reserves category	Oil (millions of barrels)	Natural Gas (billion cubic feet)	Oil Equivalent (MMboe)(1)
PROVED
Developed	47	374	109
Argentina	40	366	101
Venezuela	7	8	8

PROVED
Undeveloped	21	323	74
Argentina	13	314	65
Venezuela	8	9	9

Total proved reserves (developed and undeveloped)	68	697	183

(1)	Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per barrel of oil equivalent.

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

The table below sets forth, by geographic area, our total proved reserves and proved developed reserves of crude oil, condensate and natural gas liquids, and reserves of natural gas, at the indicated dates. This table includes our net share of the proved reserves of our subsidiaries, joint operations and associates. Our net share of the proved reserves of our unconsolidated investees represented 10% of our total proved reserves as of December 31, 2015.

	Crude oil, condensate and natural gas liquids			Natural gas
	Argentina	Venezuela	Total	Argentina	Venezuela	Total	Combined
	(in thousands of barrels)			(in millions of cubic feet)			(in MMboe) (1)
Total proved developed and undeveloped reserves as of December 31, 2013	60,841	21,424	82,265	695,287	41,473	736,760	205.1
Proved developed reserves as of December 31, 2013	43,802	12,448	56,250	320,642	14,848	335,490	112.2
Increase (decrease) originated in:
Revisions of previous estimates	(3,053)	(1,766)	(4,819)	23,424	(13,277)	10,147	(3.2)
Improved recovery	520	—	520	10,817	—	10,817	2.3
Extensions and discoveries	2,955	—	2,955	42,076	—	42,076	10.0
Purchase of proved reserves in place	22,713	—	22,713	46,975	—	46,975	30.5
Sale of proved reserves in place	(3,404)	—	(3,404)	—	—	—	(3.4)
Year’s production	(13,957)	(1,691)	(15,648)	(89,858)	(591)	(90,449)	(30.7)
Total proved developed and undeveloped reserves as of December 31, 2014	66,615	17,967	84,582	728,721	27,605	756,326	210.6
Proved developed reserves as of December 31, 2014	51,986	9,407	61,393	356,228	15,738	371,966	123.4
Increase (decrease) originated in:
Revisions of previous estimates	(3,683)	(2,169)	(5,852)	18,910	(10,414)	8,496	(4.4)
Improved recovery	710	—	710	27,701	—	27,701	5.3
Extensions and discoveries	4,800	—	4,800	74,620	—	74,620	17.3
Purchase of proved reserves in place	—	—	—	—	—	—	—
Sale of proved reserves in place	(4,498)	—	(4,498)	(90,157)	—	(90,157)	(19.5)
Year’s production	(11,671)	(1,226)	(12,897)	(79,249)	(313)	(79,562)	(26.2)
Total proved developed and undeveloped reserves as of December 31, 2015	52,273	14,572	66,845	680,546	16,878	697,424	183.1
Proved developed reserves as of December 31, 2015	39,748	6,623	46,371	366,331	7,955	374,286	108,8

(1)	Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per barrel of oil equivalent.

The following table sets forth the breakdown of our total proved reserves of liquid hydrocarbons and natural gas into proved developed and proved undeveloped reserves as of December 31, 2015, 2014 and 2013.

	2015		2014		2013
	Millions of barrels of oil equivalent	% of total proved reserves	Millions of barrels of oil equivalent	% of total proved reserves	Millions of barrels of oil equivalent	% of total proved reserves
Proved developed reserves	108.8	59.40%	123.4	58.58%	112.2	54.70%
Proved undeveloped reserves	74.3	40.60%	87.2	41.42%	92.9	45.30%

Total Proved Reserves	183.1	100%	210.6	100%	205.1	100%

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

As of December 31, 2015, 59% of our proved reserves were developed, while 41% were undeveloped. Proved developed reserves were 108.8 million of barrels of oil equivalent. During 2015, we invested U.S.$224 million to convert approximately 19.0 million barrels of oil equivalent of proved undeveloped reserves to proved developed reserves.

The 15% decrease in our proved undeveloped reserves in 2015 compared to 2014 is mainly attributable to:

(1)	the conversion of approximately 19.0 MMboe of proved undeveloped reserves to proved developed reserves, mainly through drilling activities in our production areas in the Neuquén basin;

(2)	extensions and discoveries (mainly in connection with the El Mangrullo Agrio project in the Neuquén basin), which resulted in the addition of 11.0 MMboe of proved undeveloped reserves;

(3)	the sale to CGC of our entire interest in the Austral basin, which resulted in decrease of 5.6 MMboe; and

(4)	partially offset by an increase of 0.7 MMboe of proved undeveloped reserves, based on positive revisions to previous estimates of reserves.

The activities described in items (1), (2), (3) and (4) above resulted in a net decrease of 12.9 MMboe in our proved undeveloped reserves in 2015 compared to 2014.

As of December 31, 2015, proved undeveloped reserves were 74.3 MMboe, all of which correspond to wells located within one offset of proved developed reserves and gas fields where the activity has been scheduled to maintain production levels in accordance with contracts and installed facilities. The Company plans to put 92% of these proved undeveloped reserves into production through activities to be implemented over the next five years. Of these reserves, 8% will be developed over periods exceeding five years and are mainly located in gas fields where the activity has been scheduled to maintain production levels in accordance with contracts and installed facilities.

We have a total of 6.1 million barrels of oil equivalent of proved undeveloped reserves, all located in Argentina, that have been booked for more than five years. This is because such reserves are mainly located in gas fields where the activity has been scheduled to maintain production levels in accordance with contracts and installed facilities.

We prioritize the development of new business opportunities associated with non-conventional gas reserves in Argentina. During 2015, we drilled ten wells in the Río Neuquén area, three wells in the El Mangrullo area and four wells in the Sierra Chata area aimed at developing non-conventional gas reserves in the Punta Rosada and Mulichinco Reservoirs. We expect to sell the non-conventional gas produced in these areas under the Gas Plus program as approved by the SE.

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

Sales

The following table sets forth sales for the Oil and Gas Exploration and Production business segment, by geographical area for the fiscal years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
	(in millions of pesos)
Argentina	10,331	10,361	7,649
Outside Argentina	118	192	189

Total	10,449	10,553	7,838

The decrease in sales during 2015 was mainly due to a decline in oil and gas sales volumes, partially offset by an increase in average gas sales prices. See “Item 5. Operating and Financial Review and Prospects—Discussion of Results—Year ended December 31, 2015 compared to year ended December 31, 2014—Analysis of Operating Income by Business Segment.”

Delivery commitments

We are committed to providing fixed and determinable quantities of crude oil and natural gas in the near future under a variety of contractual arrangements.

With respect to crude oil, we sell substantially all of our Argentine production to our Refining and Distribution business segment to satisfy our refining requirements. As of December 31, 2015, we were not contractually committed to deliver material quantities of crude oil to third parties in the future.

As of December 31, 2015, we were contractually committed to deliver 298 MMm3 of natural gas in 2016. According to our estimates as of December 31, 2015, our contractual delivery commitments which do not extend beyond 2016, could be met with our own production and, if necessary, with purchases from third parties.

OCP

In 2001, the Ecuadorian government awarded OCP the rights to construction and operation for a 20-year term of the 503 km-long pipeline that runs from the northeastern region of Ecuador to the Balao distribution terminal on the Pacific Ocean coast. As of December 31, 2015, we held an 11.42% interest in OCP. OCP’s other shareholders are Andes Petroleum, Ecuador Ltd., Perenco Ecuador Limited, Occidental del Ecuador Inc., Repsol Ecuador S.A. and AGIP Oleoducto de Crudos Pesados B.V.

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

Our subsidiary, EcuadorTLC S.A., entered into a transportation agreement with OCP that includes a Ship or Pay clause whereby OCP has committed to transport 80,000 barrels per day of our oil for a 15-year term, from November 2003. For a more detailed discussion see “—Oil and Gas Exploration and Production—Production—Production Outside Argentina—Ecuador.”

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

As of December 31, 2015, OCP had negative shareholders’ equity. We have not committed to make capital contributions or provide financial assistance to OCP; therefore our equity interest in OCP was valued at zero in our financial statements as of and for the year ended December 31, 2015.

Oleoductos del Valle S.A. (“Oldelval”)

As of December 31, 2015, we held a 23.1% interest in Oldelval, which is the concessionaire of the transportation of crude oil through a 888 km-long oil pipeline between the Neuquén basin and Puerto Rosales (located in the Province of Buenos Aires). Oldelval operates trunk oil pipelines, providing access to the Allen-Puerto Rosales pipeline, with 1,706 km of installed piping. The concession has a 35-year term, which began in 1993, with an option to extend the term for ten additional years. Oldelval’s other shareholders are YPF, Chevron Argentina S.R.L., Pluspetrol S.A., Pan American Energy Ibérica S.L. and Tecpetrol S.A.

The Allen-Puerto Rosales pipeline has a transportation capacity of approximately 220,000 barrels per day, with one million barrels of storage capacity.

During 2015, oil volumes transported by Oldelval from Allen to Puerto Rosales totaled 51.6 million barrels, a 2.9% decrease compared to 2014, mainly due to a decrease in production in the Neuquén basin.

The applicable laws governing the transportation of hydrocarbons through oil pipelines, which are based on the notion of free access, assign loading preference quotas to pipeline owners based on their shareholdings. Oil transportation rates are set by the Ministry of Energy and Mining.

Competition

Our oil and gas related businesses are subject to oil price fluctuations determined by international market conditions and internal price controls, export restrictions and other regulations. In our oil and gas operations in and outside of Argentina, we face competition from oil and gas producers active throughout the world.

REFINING AND DISTRIBUTION

Our presence in the Refining and Distribution business segment enables us to capitalize on our hydrocarbon reserves. Refining and distribution operations are a necessary link in the business value chain, starting with crude oil and gas exploration and production and ending with customer service at the gas station network and the supply of petrochemical products.

As of December 31, 2015, our Refining and Distribution operations were based in Argentina, where we operated a refinery and a network of 265 gas stations. Our Ricardo Eliçabe refinery (the “Refinery”) is located in Bahía Blanca (Province of Buenos Aires). In addition, we have a 28.5% interest in Refinería del Norte S.A. (“Refinor”).

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

On May 2, 2011, we sold our San Lorenzo refinery, its loading and unloading facilities and the associated fuel sales network to Oil Combustibles S.A. (“Oil Combustibles”), following an agreement for the sale of such assets approved by the Board of Directors on May 4, 2010. This transaction was consistent with our strategy of assessing our business and asset portfolio structure on an ongoing basis with a view to identifying opportunities to maximize value for our shareholders. In November 2015, the sale of the San Lorenzo refinery, its loading and unloading facilities and certain associated fuel sales network to Oil Combustibles was approved by the Comisión Nacional de Defensa de la Competencia (the Argentine Antitrust Commission or “CNDC”). As of the date of this Annual Report, the sale of the balance associated fuel sales network, which was owned by our subsidiary, Eg3 Red S.A, remains subject to approval by the CNDC.

The Refining and Distribution Business in Argentina

In 2015, gasoline and diesel sales volumes in the Argentine fuel market totaled 21.7 million cubic meters, a 3% increase compared to 2014. According to the SE, diesel sales volumes in the domestic market increased by 1.9% to 13.2 million cubic meters as a consequence of an increase in the automotive segment demand.

According to the SE, the gasoline market increased by 5.6% during 2015, with sales volumes totaling 8.5 million cubic meters, mainly attributable to an increase in the automotive segment demand.

The compressed natural gas (“CNG”) market totaled 2.9 million cubic meters, a 4.6% increase compared to 2014.

Refining Division

Ricardo Eliçabe Refinery

As of December 31, 2015, our Refinery had a total refining capacity of 30,200 barrels of oil per day. The Refinery is located in the city of Bahía Blanca, in the Province of Buenos Aires, a strategic location for the reception of crude oil coming through an oil pipeline from the Neuquén basin, for other Argentine crude oil coming by sea from the Golfo San Jorge or Santa Cruz Sur Basins, and for imports from international markets. With a crude oil processing capacity of approximately 30,200 barrels per day, the Refinery produces a wide variety of products: regular gasoline, premium gasoline and ultra-high octane gasoline (Podium), diesel, fuel oil, asphalts and liquefied gases (propane and butane).

The Refinery also produces intermediate fuel oil (“IFO”) mixes used as fuel in vessels, raw materials for solvents and virgin naphtha for the petrochemical industry. The Refinery has a storage capacity of 480,000 barrels of heavy products and 690,000 barrels of light products.

During 2015, the Refinery processed an average of 28,704 barrels of oil per day, a 6% increase when compared to an average of 27,068 barrels per day in 2014. During 2015, in addition to the domestic crude oils, our refinery processed successfully several imported crude oils of different qualities.

During 2015, investments in the Refinery were mainly directed to safety and environmental legal compliance and the optimization and revamping of different refinery areas. These investments included the acquisition of a Vacuum Recovery Unit (VRU) as part of the revamping plan for the truck loading yard, the clean up of waste water treatment tanks, and scheduled shutdowns of processing units and retrofitting works to loading areas at Puerto Galván. In addition, aerial tanks were repaired.

Dock Sud Plant

The Dock Sud distribution plant, located in the province of Buenos Aires, close to the city of Buenos Aires, has a total storage capacity of approximately 1,230,000 barrels of heavy and light products. This plant is connected to the Oiltanking Ebytem terminal in the city of Bahía Blanca through a pipeline.

During 2015, we began revamping the tank yard formerly used for the reception and dispatch of crude oil at Dock Sud terminal, to increase storage capacity for light fuels.

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

In 2015, we continued with tank revamping works at the Dock Sud and Caleta Paula terminals to meet applicable safety and environmental regulations.

Refining Investment Plans

In 2016, we expect to continue making necessary investments to comply with legal standards applicable to the maintenance of our equipment, and to improve the reliability of operations, including revamping the tank yard to meet applicable regulations, maintaining reliability and optimizing unit operations by performing facility maintenance works, continuously retrofitting loading points at Puerto Galván, and scheduled shutdowns of the visbreaking and hydroprocessing units.

In Dock Sud, we expect to make investments to retrofit the pump room, reservoir and fire system ducts, and to continue tank revamping works to meet applicable regulations and to increase storage capacity for light fuels.

In Caleta Paula, we expect investments to focus on upgrading operations for maintenance and legal compliance, including revamping tanks, piping and the reverse osmosis plant.

Distribution Division

As of December 31, 2015, our commercial network of gas stations and wholesale customers allowed us to deliver products and services to a number of regions in Argentina. In recent years, our strategy has been to optimize our customer portfolio, adapt its size to our production capacity, and streamline distribution processes.

As of December 31, 2015, we had a network of 265 gas stations located throughout Argentina, bearing the “Petrobras” brand name of which 36 had “Spacio 1”-branded stores.

During 2015, we continued with our gas pump replacement and CNG compressors upgrade programs in our gas station network.

In addition, in 2015 we launched the “EcoPlus” program to renovate our gas station network and implemented the new “EcoPlus” facade in several of them. The “EcoPlus” program meets state-of-the-art standards in energy efficiency and environmental care.

In 2016, we expect to continue with “EcoPlus” program investments and the replacement of tanks in gas stations throughout Argentina, the installation of CNG compressor equipment and the refurbishment of stores.

Our points of sale (gas stations) in Argentina as of December 31, 2015 were as follows:

As of December 31, 2015
Owned (1)	79
Franchised (2)	186

Total	265

(1)	Owned or controlled by PESA under long-term commercial contracts or other types of contractual relationships that secure long-term direct influence over such points of sale.
(2)	The term “franchised” is used to refer to gas stations owned by third parties with whom PESA has signed a franchise agreement that provides PESA with the right (i) to become the gas station’s exclusive supplier and (ii) to brand the gas station with its corporate image. Current laws establish that the term of such contracts should be five years for existing stations and eight years for newly constructed stations.

Our liquid fuels domestic sales totaled 1.29 million cubic meters during 2015. As a result, our market share in 2015 stood at 5.9%, ranking us fourth in the Argentine market.

Out of 1.29 million cubic meters of total liquid fuels sold in 2015, 0.84 million cubic meters were diesel, a 7.7% increase compared to 2014, and gasoline sales, in turn, totaled 0.45 million cubic meters, an 8.2% decrease compared to 2014. Our sales of diesel and gasoline represented 6.4% and 5.2%, respectively, of all sales of these products in the Argentine market in 2015. In addition, annual sales of premium gasoline totaled 92.1 thousand cubic meters, which resulted in a 3.9% market share.

Our distribution business also focuses on lubricants. We aim at promoting the Lubrax brand in Argentina through the development of exclusive lubricant customers, the leveraging of combined sales with liquid fuels and promotions at retail outlets.

In 2015, Lubrax sales in the Argentine market totaled 16,900 cubic meters, a 5% increase compared to 2014. Our share in the lubricants market in 2015 was 5.5% compared to 5.4% in 2014, with the total market increasing by 1.6% in 2015.

We also sell oil products to the industrial, construction and marine markets. Products sold in these markets include marine fuels and lubricants, asphalts and other products. Sales volumes in the bunker IFO market declined by 51.8% to 0.5 million cubic meters in 2015. We sold approximately 81,700 cubic meters of IFO Bunker and 13,200 cubic meters of Gas Oil Bunker, representing a 9.7% and 9.4% market share, respectively. The domestic market for both products contracted by 47.1% compared to 2014, mainly due to domestic refining activities being mostly applied to the production of fuel oil for power plants and asphalt rather than to the production of IFO Bunker and Gas Oil bunker.

In 2015, we sold 70,000 tons of asphalt, representing a 17.3% market share. The higher-quality asphalt product, developed since 2011, represented 67% of the supply of asphalt from our Refinery.

The following table shows production and sales for our consolidated Refining and Distribution segment for the fiscal years ended December 31, 2015, 2014 and 2013:

	Year Ended December 31,
	2015	2014	2013
Average crude oil processed per day (barrels)	28,704	27,068	28,730

Production (thousands of tons):
Virgin naphtha	10	37	34
Diesel	495	456	485
Other products	867	807	863

Sales (in thousands of m3):
Crude oil	124	220	284
Gasoline	564	491	554
Diesel	865	784	782
Fuel oil/IFO	330	315	395
Paraffins	15	27	20
Others	237	240	211

Sales (in millions of pesos):
Argentina	11,561	10,294	7,174
Outside Argentina	532	1,182	972

Total sales (in millions of pesos)	12,093	11,476	8,146

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

In addition, Refinor operates a 1,109 km-long pipeline running from Campo Durán (in the Province of Salta) to Montecristo (in the Province of Córdoba) for the distribution of its products. Along the pipeline, the Banda Río Salí (in the Province of Tucumán), Güemes (in the Province of Salta) and Leales (in the Province of Tucumán) dispatch plants are supplied. This pipeline is the most important distribution channel for liquids generated in the Northwestern Basin in Argentina and transports diesel, virgin naphtha, motor gasoline, butane and propane.

As of December 31, 2015, Refinor had a commercial network of 65 gas stations located in the Provinces of Salta, Tucumán, Jujuy, Santiago del Estero, La Rioja, Catamarca and Chaco. Through these gas stations, Refinor sells a high performance fuel line: Refinor 97 (97 octanes), High grade (95 octanes) and Eco Diesel.

In 2015, daily average volumes of crude oil processed totaled 9,075 barrels per day, a 38.4% decrease compared to 2014. During 2015, 443 thousand oil barrels were imported from Bolivia, representing 18% of the volume received in 2014, and the balance was domestic supply.

Sales volumes totaled 637,000 cubic meters per year, a 32% decrease compared to 2014, 518,000 cubic meters of which were directed to the domestic market and 119,000 cubic meters of which were directed to export markets. During 2015, Refinor had a market share of approximately 26.5% and 17.5% in the motor gasoline and diesel markets, respectively, in the Northwestern region of Argentina. Refinor remains the company with the second highest number of retail outlets and sales volumes in the Northwestern region of Argentina.

In 2015, Refinor processed an average of 14.7 MMm3/d of gas, a 4% increase compared to 2014 and produced 298,000 tons of LPG, 6.3% lower than LPG production in 2014.

Sales of LPG totaled approximately 275,000 tons during the year, a 9% decrease compared to 2014.

The following table sets forth Refinor’s production and sales for the fiscal years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
Production (in thousands of m3):
Gasoline	181	160	173
Virgin naphtha	56	285	290
Diesel	185	319	330
Natural gasoline	87	89	89
Propane / butane (in thousands of tons)	298	318	320
Other products	85	78	81

Sales (in thousands of m3):
Gasoline	182	161	172
Virgin naphtha	168	380	385
Diesel	197	320	338
Propane/butane (in thousands of tons)	275	303	298
Other products	90	76	102

Sales (in millions of pesos):
Argentina	3,564	3,207	2,212
Outside Argentina	385	2,582	1,856

Total sales (in millions of pesos)	3,949	5,789	4,068

Competition

Our principal competitors in the Argentine gasoline and diesel markets are YPF, Shell C.A.P.S.A, Axion Energy Argentina S.A. and Oil Combustibles, which in 2015 had market shares of approximately 58.1%, 15.2%, 14.4%, and 4.4% respectively, according to the SE.

PETROCHEMICALS

The Petrochemicals business segment is an important component of our business strategy. Our goal in the Petrochemicals business segment is to maintain our position in the styrenics market by capitalizing on current conditions and maximizing the use of our own petrochemicals raw materials.

As of December 31, 2015, our Petrochemical operations were entirely based in Argentina. We produce a wide array of products, such as intermediate gasoline, aromatic solvents, hexane and other hydrogenated paraffinic solvents, propellants for the cosmetic industry, monomer styrene, as well as rubber and polymers for the domestic and foreign markets from natural gas, virgin naphtha, propane and other supplies.

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

Styrenics Division

During 2015, we made investments of Ps.127 million, mainly in works related to the scheduled general shutdown, including, among others. catalyst and furnace tube replacement and compressor manteinance, performed at the Puerto General San Martín complex involving the styrene, ethylbenzene, ethylene plants, and San Lorenzo ethylene plant, the Power Plant and the waste water treatment plant.

In addition, we made investments in the synthetic rubber unit, investments required for the gasoline reforming unit shutdown to be performed in 2016, and investments related to HES, maintenance and operational reliability at the styrene, polystyrene and synthetic rubber plants. Investments during 2015 included the assembly of the rubber reverse osmosis plant, the passing of intelligent tools through ducts, environmental remediation works and energy recovery projects in styrene furnaces.

Monomer styrene sales volumes during 2015 totaled 55.7 thousand tons, remaining stable compared to 2014. A decline in exports to Chile and Brazil was offset by an increase in domestic market sales of 10% compared to 2014.

In 2015, polystyrene sales volumes totaled 58.8 thousand tons, representing a 19% increase compared to 2014, mainly due to increased domestic sales.

In 2015, sales volumes of BOPS totaled 7.7 thousand tons, a 15% decrease compared to 2014, driven by a 30% decline in exports partially offset by a 33% increase in domestic sales.

In 2015, sales of synthetic rubber totaled 34.7 thousand tons, of which 22.8 thousand tons were sold in the domestic market and 11.9 thousand tons were sold as exports. Sales volumes in 2015 of synthetic rubber were 13% lower compared to 2014, mainly due to a 32% decline in exports, which was attributable to lower demand in the Brazilian market.

Also in 2015, we continued producing polymers with low aromatic content meeting European regulation standards, in response to our clients’ demands.

Reforming Gasoline Division

In 2015, improvements were made to optimize energy consumption and light gas recovery and we invested in maintenance, reliability and legal compliance works, such as the development of a furnace safety system and aerial tanks were repaired. In 2016, we expect to perform a scheduled plant shutdown of the Gasoline Reforming unit at Puerto General San Martin for maintenance purposes.

Sales of intermediate gasoline and naptha during 2015 totaled 277 thousand tons, of which 73 thousand tons were directed to the export market. Sales of aromatics and other products during 2015 totaled 64 thousand tons, 69% of which were directed to the domestic market, a percentage similar to that recorded for 2014.

Propellant gas sales totaled 12.2 thousand tons in 2015, accounting for a 21% decrease compared to 2014, attributable to a decline in sales to the domestic market.

As of December 31, 2015, our estimated market shares of the following products in Argentina were:

•	Styrene – 100%;

•	Polystyrene – 80%; and

•	Styrene butadiene rubber (“SBR”) – 85%.

The following table sets forth production and sales by major product for the Petrochemicals division in Argentina for the fiscal years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
Production (thousands of tons):
Styrene (1)	116	121	122
Synthetic rubber (2)	26	40	49
Polystyrene	59	57	44
BOPS	8	10	9
Naphtha	282	256	281
Aromatics and other products	282	217	183

Sales (thousands of tons):
Styrene (1)	56	56	68
Synthetic rubber (2)	35	40	50
Polystyrene and BOPS	67	58	59
Propylene (3)	13	15	19
Naphtha	277	255	289
Aromatics and other products	76	76	55

Sales (in millions of pesos):
Argentina	3,749	3,587	2,599
Outside Argentina	760	849	749

Total sales (in millions of pesos)	4,509	4,436	3,348

(1)	Including ethylbenzene.
(2)	Including SBR, NBR and butadiene.
(3)	Including ethylene.

In 2014, sales for this business segment increased by Ps.1,088 million, or 32.5%, to Ps.4,436 million from Ps.3,348 million in 2013, primarily as a consequence of a 45% rise in average sales prices, which more than offset an 8.7% decline in volumes sold.

In 2015, sales for this business segment increased by Ps.73 million, or 1.6%, to Ps.4,509 million from Ps.4,436 million in 2014, mainly due to increases in catalytic reformer plant products sales of 17%, primarily naphtha and aromatics, partially offset by a decline in sales of styrenic products of 16% .

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

In 2015, domestic sales of gas produced by us totaled 6.0 MMm3/d. We sold 1.6 MMm3/d under the brokerage modality and purchased 1.1 MMm3/d from third parties to cover our commitments to supply internal consumption. Distribution was implemented through our own and third parties’ transport fleets in order to supply clients and secure compliance with undertaken commitments. Our total sales of LPG were 85,600 tons.

We entered into agreements with the Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the wholesale electric market administration company, or “CAMMESA”) for the sale of non-conventional gas from the El Mangrullo area in 2011 and the Río Neuquén area in 2012 under the Gas Plus modality. We renewed each of these agreements in July 2015. See “—Regulation of Our Business—Argentine Regulatory Framework—Adjustment of Natural Gas Price at Wellhead.”

In 2015, we continued to sell butane in trucks to the domestic market. In 2015, we sold approximately 42,600 tons. As in 2014, in 2015, we complied with the requirements imposed by the SE as to butane supply to the domestic market from the Refinery. Changes in the domestic price policy for both committed and free availability volumes in April 2015 resulted in an improvement in butane sales margins thereafter.

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

In turn, in November 2013, through Resolution No. 60/2013 (modified in March 2014 by Resolution No. 22/2014), the Commission created the Stimulus Program for Surplus Injection of Natural Gas for Companies with Reduced Injection (“Gas Program II”). Producers were required to submit projects to increase natural gas production levels on or prior to April 30, 2014. Such program was directed to companies without previous production or with a maximum production of 4 MMm3/d, with price incentives in the case of production increases and penalties involving LNG imports in the case of non-compliance with committed volumes. Moreover, companies eligible for the Gas Program I and meeting the relevant requirements were entitled to request withdrawal from Gas Program I and admission to Gas Program II.

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

In 2015, we benefitted from higher natural gas revenues through the compensation scheme established by the Gas Program II. Price incentives contemplated in that program were made applicable retroactively as from July 2014.

Gas Transportation – TGS

Our Interest in TGS and Corporate Developments

We indirectly hold a 25.5% interest in TGS. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which as of the date of this Annual Report holds 51% of TGS’s capital stock. The ANSES holds 23.11% and the remaining 25.89% of TGS’s capital stock is publicly held. TGS’s shares are listed on the Buenos Aires Stock Exchange and on the NYSE, in the form of ADSs. PESA has an interest of 50% in CIESA (directly and indirectly through our subsidiary Petrobras Hispano Argentina S.A. (“Petrobras Hispano”)), 40% is held by a trust whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina (the “Trust”) and the remaining 10% is held by PEPCA S.A. (formerly, Enron Pipeline Company Argentina S.A., or “EPCA”), which was acquired by Pampa Inversiones S.A. (together with Pampa Energía S.A., the “Pampa Group”) on April 8, 2011.

CIESA’s and TGS’s current equity ownership reflects the implementation of the first stage of the master settlement agreement and the mutual release agreement, signed by PESA and certain subsidiaries of Enron Creditors Recovery Corp. (“Enron,” formerly Enron Corp.) on April 16, 2004 (the “Master Settlement Agreement”), in connection with the restructuring of CIESA’s indebtedness. CIESA’s board of directors includes three members nominated by us, two by the Trust and one by PEPCA. TGS’s board of directors is composed of nine members, six nominated by CIESA and three independent members. Pursuant to a shareholders’ agreement entered into on August 29, 2005 (the “Shareholders’ Agreement”) among PEPCA, the Trust and us, we have the right to appoint the chairmen of the boards of directors of both TGS and CIESA and the chief executive officer of TGS.

Following the enactment of the Public Emergency Law in Argentina, CIESA and TGS both defaulted on their debt during 2002. In 2004, CIESA’s shareholders entered into an agreement that, among other things, provided for certain stock transfers in order to create the necessary flexibility to restructure CIESA’s financial debt and TGS successfully restructured substantially all of its debt. Subsequently, on September 1, 2005 CIESA’s shareholders and financial creditors entered into the “CIESA Restructuring Agreement”. Since January 2009, while approval of the CIESA Restructuring Agreement by the authorities has been pending, several legal claims involving Ashmore Energy International Limited (“AEI”), CIESA and others were filed before the courts of the State of New York in the United States of America.

On May 10, 2011, CIESA entered into a Memorandum of Understanding with the Pampa Group, the holder of the 1997 CIESA Notes as successor to AEI and on May 18, 2011, CIESA, Pampa Group and PESA excecuted a fourth amendment to the CIESA Restructuring Agreement providing for the replacement of AEI with the Pampa Group as a party to the agreement. On October 5, 2011, by note No. 11,362, the Ente Nacional Regulador del Gas (Argentine Gas Regulatory Agency, or “ENARGAS”) expressed no regulatory objections to the CIESA Restructuring Agreement, which would become effective after obtaining approval from the CNDC. As of the date of issuance of this Annual Report, the CIESA Restructuring Agreement remains subject to approval by the CNDC.

On July 13, 2012, CIESA, Pampa Group and PESA entered into a settlement agreement whereby all parties involved waived all claims, title and interest in the lawsuit before the New York State Courts and terminated the same. As a result of the agreement, CIESA paid off all of its financial debt by means of (i) the transfer to Pampa Group of 4.3% of TGS’s shares; (ii) a cash payment of approximately U.S.$130 million; (iii) the release of the remaining financial debt; and (iv) execution on July 13, 2012 of a fifth amendment to the CIESA Restructuring Agreement whereby, upon obtaining governmental approval, Pampa Group will receive additional shares representing 40% of CIESA’s capital stock which are currently held in trust by The Royal Bank of Scotland N.V. Sucursal, Argentina. As a result of the full settlement of CIESA’s financial debt, in the third quarter of 2012, we recorded a gain of Ps.291 million attributable to our equity interest in CIESA and in 2013 CIESA notified the CNV of the formal cancellation of the 1997 CIESA Notes. On May 30, 2013, the CNV approved CIESA’s withdrawal from public offering and listing through Resolution No. 17,904.

In order to improve the maturity profile of TGS’s financial debt, in January 2014, TGS launched an offer for a voluntary exchange of the 2007 Notes (maturing between 2014 and 2017). To this end, on January 3, 2014, the CNV issued Resolution No. 17,262. TGS’s offer was taken up by holders of approximately 67% of the 2007 Notes, who received new TGS notes maturing between 2014 and 2020.

On March 9, 2016, Pampa Energía S.A. announced that its board of directors approved to initiate negotiations for the potential sale of its indirect interest in TGS. On April 22, 2016, Pampa Energía S.A. announced that it had agreed to conduct exclusive negotiations for 45 days with Harz Energy, a subsidiary of Neuss Group, for the sale of the stake and rights that it holds, directly or indirectly, in TGS.

TGS Business

TGS began operations in late 1992 as a part of the privatization of the Argentine energy sector. Currently, TGS is the leading gas transportation company in Argentina, delivering about 73% of total gas transported in Argentina during 2015. TGS is also one of the leading NGL producers and traders, in both the domestic and international markets, and an important provider of midstream services, including business structuring, turnkey construction and operation and maintenance of facilities used for gas storage, conditioning and transportation.

PESA provides services to TGS for the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the system performance is in conformity with international standards and in compliance with certain environmental standards.

The following chart shows statistical information relating to TGS’s business segments for the fiscal years ended December 31, 2015, 2014 and 2013.

	2015	2014	2013
Regulated Segment:
Average firm committed capacity (1)	80.6	80.4	82.5
Average daily deliveries (1)	66.0	65.4	65.9
Annual load factor (2)	82%	81%	80%
Unregulated Segment:
Liquids total production (3)	924.2	969.9	910.4
Processing capacity at year end (1)	46.0	46.0	46.0

(1)	In MMm3/d.
(2)	Corresponds to the quotient of the average daily deliveries and the average firm contracted capacity.
(3)	In thousands of tons.

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

TGS transports gas through more than 9,184 km of pipelines, of which almost 7,637 km belong to TGS, with a firm contracted capacity as of December 31, 2015 of 80.6 MMm3/d. Pursuant to these contracts, the capacity is reserved and paid for irrespective of the actual use by customers. Almost all capacity of the gas transportation pipelines in Argentina is currently apportioned among gas distribution companies, large industrial customers and gas-fired power plants under firm long-term transportation contracts. The total average life of TGS’s firm transportation contracts is approximately nine years. In addition, TGS provides interruptible transportation services under which gas transportation is dependent on the availability of excess capacity.

Transportation services begin with the receipt of gas owned by a shipper (e.g., distribution companies, producers, traders or large users) at one or more reception points. It is then transported and delivered to designated delivery points along the system. The total service area includes approximately 5.9 million end users, approximately 4.0 million of which are in greater Buenos Aires. Direct services to residential, commercial and industrial users, and electric power plants, are mainly provided by four gas distribution companies, which are connected to the TGS gas pipeline system: Metrogas S.A., Gas Natural Ban S.A., Camuzzi Gas Pampeana S.A. and Camuzzi Gas del Sur S.A. Some important industries and electric power plants are also located within TGS’s operational area and are provided with direct gas transport services by TGS.

TGS has made significant investments in its business since the privatization. As a result, compression power has been increased from 429,030 horsepower (“HP”) in 1992 to 766,110 HP in 2015, and contracted firm transportation capacity has been increased from 42.9 MMm3/d in 1992 to 80.6 MMm3/d by the end of 2015.

Tariff Renegotiation Process

As a consequence of the Public Emergency Law that pesified and prohibited the increase of tariffs, revenues from the regulated energy segment declined considerably. The gas transportation segment represented 24%, 17% and 23% of the total revenues of TGS in 2015, 2014 and 2013, respectively, while from the time of TGS’s privatization through 2001, revenues for this segment represented approximately 80% of TGS’s total annual revenues. TGS is still engaged in discussions with the Argentine government regarding the renegotiation of its tariffs. As a result, and despite contracted capacity increases and trasitional price adjustments, the profitability of the regulated business has not yet been fully restored.

The Ministry of Economy created the UNIREN in July 2003 for the purpose of assisting in the renegotiation process. On February 16, 2016, the new administration, through Decree No. 367/16, dissolved the UNIREN and transferred the responsibility of renegotiating public service agreements to the ministries with jurisdiction over the relevant activity (in the case of TGS, the Ministry of Energy and Mining) acting jointly with the Ministry of Economy and Public Finance.

Provisional agreement

After UNIREN had submitted to TGS two proposals for tariff adjustment during 2005, in October 2008 TGS entered into a provisional agreement with UNIREN, which provided for a 20% tariff increase to be retroactively applied as from September 1, 2008. On December 3, 2009, the Argentine government issued Decree No. 1,918/09 ratifying the provisional agreement. As a result, TGS was to invoice the tariff increase to its customers once ENARGAS had published the new tariff schedule and defined the billing method for the retroactive effect. In light of ENARGAS’s delay in completing this administrative step, in August 2010, TGS sent a letter to ENARGAS requesting authorization to publish the new tariff schedule including the 20% provisional tariff increase, the method for collection of the retroactive increase and the application of an interest rate in accordance with the payment terms to be defined. ENARGAS replied to TGS that it had forwarded the background information and the tariff project to the Secretaría de Coordinación y Control de Gestión (the “SCyCG”), in compliance with Resolution No. 2,000/05 issued by the Ministry of Federal Planning.

On September 30, 2010, TGS filed a summary action for the protection of its constitutional rights (acción de amparo) against ENARGAS and the SCyCG seeking the implementation of the new tariff schedule. Pursuant to a favorable decision of November 5, 2010, affirmed by the Court of Appeals on April 5, 2011 and by the Supreme Court on November 28, 2013, the 2008 provisional agreement was finally implemented in April 2014.

On April 7, 2014, the ENARGAS issued Resolution No. 2,852/14 defining the new tariff schedules that included an increase in the rate applicable to natural gas transportation. The increase in the rate was set forth in three stages, as follows: 8% from April 1, 2014, 5.5% from June 1, 2014 and 5.3% from August 1, 2014, reaching a cumulative increase of 20%.

On September 19, 2014, TGS filed an appeal requesting ENARGAS to implement the retroactive increase provisions of the 2008 provisional agreement, which was rejected on the ground that after the issuance of Resolution No. 2,852/14, ENARGAS had complied with its obligations under Decree No. 1,918/09. In April 2015, TGS appealed such rejection, which was confirmed on November 18, 2015 by the Supreme Court.

On December 19, 2014, in light of the delay in the complete implementation of Decree No. 1,918/09, TGS filed administrative claims for damages resulting from the ENARGAS’ failure to: (i) implement the retroactive increase provisions of the 2008 provisional agreement for the period between September 1, 2008 and March 31, 2014 and (ii) adjust the charge for Access and Use (“CAU”).

On June 5, 2015, the ENARGAS issued Resolution No. 3,347, complementary to Resolution No. 2,852/14, defining an increase in the tariff schedules applicable to natural gas transportation as from May 1, 2015, which represented a temporary increase of 44.3% in the price of natural gas transportation and 73.2% in the CAU.

These transitional adjustments were made in advance of future increases pursuant to the comprehensive renegotiation process. Pursuant to Resolution No. 31/16 of the Ministry of Energy and Mining, TGS and the ENARGAS are expected to conclude the renegotiation process within twelve months following the issuance of Resolution No. 3,724/16.

On March 31, 2016, the ENARGAS issued Resolution No. 3,724, which approved the tariff schedule applicable as from April 1, 2016, including the CAU for the Natural Gas Transportation business segment, which represented a 200.1% increase. This increase is associated with the implementation of a Mandatory Investment Plan to be fulfilled by TGS between April 2016 and March 2017, involving future capital expenditures of Ps.794.3 million to be overseen by the ENARGAS. Futhermore, TGS shall submit evidence of compliance with such Mandatory Investment Plan to obtain ENARGAS’s prior authorization to distribute dividends.

These increases represent a partial recognition of TGS’ prior administrative claims, and as such, TGS will continue with all legal actions initiated until it obtains full enforcement of its rights, including those necessary to accomplish the execution of the Comprehensive Agreement.

Comprehensive agreement

In early October 2008, TGS received from UNIREN a proposal for a comprehensive agreement (which included an initial tariff increase of 20%), which was not accepted by TGS. In October 2011, TGS received another proposal from UNIREN including similar terms and conditions to those included in the 2008 proposal for a comprehensive agreement. In August 2011, TGS’s board of directors approved the new proposal, allowing UNIREN to initiate the relevant administrative procedure to finalize the renegotiation agreement. On December 29, 2014 TGS filed an administrative appeal under the terms of section 30 of the National Administrative Procedures Act seeking damages for the failure to implement the comprehensive agreement.

In October 2015, TGS and UNIREN, signed a new version of the Comprehensive Agreement that incorporated the terms of Resolution No. 3,347. The sustainable recovery of the natural gas transportation business, which is strategic for the development of the Argentine economy, will depend on the effective implementation of the comprehensive renegotiation agreement.

On February 16, 2016, the new administration, through Decree No. 367/16, dissolved the UNIREN and transferred the responsibility of renegotiating public service agreements to the ministries with jurisdiction over the relevant activity. It also empowered such ministries jointly with the Ministry of Economy and Public Finance to conclude any partial renegotiation agreements and temporary price and tariff adjustments that may be necessary to ensure the continuity of the normal provision of the corresponding public services, until the completion of the comprehensive renegotiation process, which shall be effected as an advance of future increases pursuant to the comprehensive tariff review. The Ministry of Energy and Mining, together with the Ministry of Economy and Public Finance, assumed UNIREN’s responsibilities with regard to TGS’s renegotiation process.

Pursuant to Resolution No. 31/16 of the Ministry of Energy and Mining, TGS and the ENARGAS are expected to conclude the renegotiation process within twelve months following the issuance of Resolution No. 3,724/16, on March 31, 2016.

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

NGL production and distribution net revenues accounted for approximately 69%, 75% and 72% of TGS’s net revenues in 2015, 2014 and 2013, respectively. TGS’s operations have benefited from rises in the international price of NGL and natural gasoline experienced during recent years, which permitted higher revenues principally from exports until the decline in international prices since the second half of 2014. NGL production in 2015, 2014 and 2013 totaled 924,176 tons, 969,920 tons and 910,400 tons, respectively.

TGS sells its NGL to Geogas Trading under an export agreement entered into on October 27, 2015, following a private bidding process which provided for a lower price per ton for products sold compared to the prior export agreement. The contract provides for monthly sales of approximately 25,353 short tons (a unit of weight equal to 2,000 pounds or 907.2 kilograms) of propane and 11,023 short tons of butane at the price quoted in Mont Belvieu, Texas, plus a fixed charge per ton. The contract expires on April 30, 2016. TGS will submit new bids to various customers for new agreements for the September 2016-April 2017 period to replace the existing seasonal contract. For the period from March through September of each year, TGS’s sales of NGL are mainly in the domestic market, due to restrictions on natural gas processing and to governmental requirements to supply the domestic market.

Regarding natural gasoline exports, during 2015 TGS’s main customers were Petrobras, Trafigura Pte Ltd. and Braskem Netherlands BV. Prices in 2015 were lower than in previous years as a result of lower demand from emerging markets and higher supply surplus as a consequence of the increase in production levels following the development of shale gas fields in the United States. In January 2016, TGS entered into a one year term supply agreement with Petrobras. This agreement contemplates the delivery of 110,230 short tons at international prices minus a discount per sold ton. Selling prices are calculated on the basis of the NWE ARA price less a fixed discount per ton. This contract was entered into on market terms according to the analysis and conclusions of TGS’s audit committee.

Ethane has been sold to PBB-Polisur S.A. (“PBB”), an Argentine polyethylene producer, under a ten-year agreement that expired on December 31, 2015. The minimum volume of ethane that TGS had committed to sell to PBB was 370,373 short tons per year. During 2015 and 2014, PBB did not comply with the minimum purchase volume committed, and compensated TGS for the breach. The price was initially fixed through December 31, 2007. Since then, at the beginning of each year the price was subject to an annual adjustment based on various factors, including the producer price index (which variation cannot be higher than 1% per year), the natural gas price, the quality of the ethane shipped by TGS and the transportation tariffs and charges. From 2008 to 2013, prices increased by 22.4%, 9.0%, 5.0%, 6.6%, 9.0% and 11.9% compared to the prior year, respectively. In 2014, the price increased by 4.3% compared to 2013. Due to stable market conditions, the selling price for 2015 was similar to the 2014 selling price.

After expiration of the agreement on December 31, 2015, PBB and TGS agreed on two short-term extensions. The first one expired on March 1, 2016, and the second one will expire on April 30, 2016. Under these extensions, TGS agreed to new prices and quantities of ethane to be supplied to PBB. The new prices may also be adjusted in case of market variations of natural gas prices. The minimum volume of ethane commited under the extension is 25,363 short tons per month. TGS is currently negotiating a new agreement for future ethane sales to PBB.

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

On a day-to-day basis, TGS competes, to a limited extent, with Transportadora de Gas del Norte S.A. for interruptible transportation services and for new firm transportation services made available as a result of expansion projects from the Neuquén basin to the greater Buenos Aires area. Interruptible transportation services accounted for 10% of TGS’s regulated business net revenues for 2015. The relative volumes of such services will depend mainly upon the specific arrangements between buyers and sellers of gas in such areas, the perceived quality of services offered by the competing companies, and the applicable rate for each company.

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

For the ten years prior to 2009, electricity demand in Argentina increased at an average rate of 4.6% per annum, exceeding the growth in GDP for the same period. However, during 2009, demand decreased mainly as a consequence of the drop in industrial activity levels and moderate temperatures during the year that resulted in reduced consumption by the residential sector. In 2009, demand decreased 1.3%, but recovered in 2010 growing 5.9%. During 2011, electricity demand increased at a rate of 5.2%. This positive variation was mainly driven by industrial consumption throughout the year, accounting for 6.5% growth. Residential demand, in turn, also showed an increase of 5.2%. In 2012, demand continued to increase at a rate of 4.1%, thanks to the good performance shown by residential demand. In 2013, demand grew 3.3%, reaching 125,166 gigawatt hours (“GWh”), as a result of 5.3% growth in residential consumption and 0.4% growth in the industrial sector. In 2014, electricity demand grew by 1.0% compared to 2013, mainly as a result of an increase of approximately 2.0% in residential demand while industrial consumption remained stable. Demand for energy continued to grow throughout 2015, at a rate of 4% compared to 2014. This increase was mainly driven by residential demand, which grew by 8% compared to 2014. The increase in demand from the industrial sector was 2% compared to 2014. In 2015, a new energy consumption record was reached. Supply to the system came from increased thermal generation derived from the addition of new generation facilities, larger hydroelectric resources, higher nuclear generation and the consumption of the system reserves.

Total electricity generation in Argentina during 2015, including imports and exports, totaled 136,798 GWh, out of which 63% was attributable to thermoelectric plants, 30% to hydroelectric plants, 5% to nuclear plants and 2% other sources.

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

We were awarded a 30-year concession for hydroelectric power generation at HPPL beginning in August 1999. The complex has three electricity generating units with an installed capacity of 285 MW. Pursuant to our concession contract and applicable laws, as from August 2002 we paid 1% in hydroelectric royalties, with scheduled annual increases of 1% per year until royalties reached a cap of 12%, based upon the tariff rate applied to block sales of the electricity sold. As of December 31, 2015, we paid the maximum rate of hydroelectric royalties at a rate of 12%. In addition, we pay the Argentine government a monthly fee for the use of the water source amounting to 0.5% of the same amount used for the calculation of hydroelectric royalties.

During 2015, the Genelba thermoelectric plant generated 5,133 GWh of electricity, of which 4,723 GWh were generated in combined cycle and 410 GWh were generated by the new Genelba Plus power plant. The combined generation by Genelba and Genelba Plus represented 4.4% of total power generation and 7% of thermal generation in Argentina during 2015.

The Genelba combined cycle and Genelba Plus gas turbine operated with a 92.7% and a 98.7% availability factor, respectively, during 2015. The reliability factor was 99.5% for the combined cycle and 100% for the new Genelba Plus gas turbine.

In addition, HPPL generated 965 GWh of electricity, with a 94.9% availability factor and a 100% reliability factor. HPPL generated approximately 1% of total power generation in Argentina and 2% of total hydraulic generation in Argentina for 2015. The 965 GWh of electricity generated represented an increase of 16% in comparison to 2014 due to higher incoming water flow from the Rio Limay and Collón Cura rivers.

During 2015, Genelba and HPPL together accounted for approximately 5% of the power generated in Argentina. The operation of both generating units minimizes income volatility.

During 2015, Ecoenergía had its third full year of operation under the Energy Plus regulatory framework. Ecoenergía’s annual generation was 100 GWh, its availability factor of 95.9% and reliability factor of 96.8%.

The following chart details energy generation and sales figures for Genelba, HPPL and Ecoenegía for the fiscal years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
Power Generated (in GWh)	6,198	5,776	6,414

Power Sold (in GWh):
Forward market	853	1,054	2,023
Spot market	6,116	5,583	5,725

Total sales	6,969	6,637	7,748

Sales (in millions of pesos)	1,685	1,412	1,366

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

We insure against material damages, control of wells (especially where we have gas production), and third-party liability, including marine liabilities. Our reinsurers have ratings equal to or above “A-” from Standard & Poor’s, “A3” from Moody’s and/or “B+” from A.M.Best. Insurance companies provide coverage in each and every country where we have controlled interests, following terms and conditions given by our reinsurers. We maintain coverage for operational third-party liability with respect to our onshore and marine activities, including sudden environmental risks such as oil spills (see “Item 3. Key Information—Risk Factors—Our operations could cause environmental damage, and any changes in environmental laws may increase our operational costs”). We carry third-party liability insurance coverage of up to U.S.$125 million for each and every ocean marine and non-ocean marine incident of loss. We maintain control of wells coverage in many gas and oil fields located in Argentina and Bolivia. We also carry marine cargo inland transit insurance and directors and officers insurance coverage, and environmental guarantee insurance policies in accordance with Law No. 25,675 (the “General Environmental Policy Law”) for the following assets: the Bahía Blanca refinery, the Galván port storage plant, the Dock Sud distribution plant, the Avellaneda blending plant, the Genelba power generation plant, the Zárate-Puerto General San Martin and the Ethylene San Lorenzo petrochemicals plants and twenty gas stations located in the City of Buenos Aires and the Province of Buenos Aires. All projects and installations under construction are required to be insured in compliance with the respective construction contract for any damage and liability risk. We also carry insurance for workmen’s compensation and automobile liabilities.

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

Excellence in Management

In 2012, we adopted the principles of our corporate management manual based on the “Brazilian National Quality Award” to provide a framework for the development of best practices and business management measures and to identify strengths and opportunities for the implementation of improvement plans focusing on excellence. We improved our management procedures in 2015 by implementing a systematic process to ensure compliance with corporate requirements and also with new reporting requirements such as with respect to the management of chemical precursors.

Since 2008, we have been implementing benchmark evaluations of management indicators to contribute to the creation of a culture of excellence that integrates comparative information. In 2015, we ranked above the average of companies that participated in the evaluation within the large manufacturing company segment.

The management evaluation program for safety, environment and health, started in 2004, verifies site adherence to the safety, environmental and occupational health policy (and its 15 corporate guidelines). This verification involves triennial evaluations conducted by specialized assistants from Petrobras system locations, selected by our head office.

We also promoted transparent and integrated management processes, while improving the efficiency of operations. PESA has implemented its standardization process, based on the “SINPEP” (Petrobras’ Electronic Integrated Standardization System) application software developed by Petrobras for all of its units to facilitate the creation, implementation and improvement of standards for organizational process management. With the purpose of improving teamwork activities that contribute to efficient operations and improved results, we continued with the “Equipment Improvement” initiative aimed at obtaining efficient operations and improved results. In this respect, in 2015 we organized 9 new teams with participants from all of our business units to assess improvement initiatives considering efficiency, productivity, costs, quality, safety and the environment. In 2015, three of our teams, participated in the 20th National Forum for Continuous Improvement organized by the “Sociedad Argentina para Mejoramiento Continuo” (SAMECO), at which they shared their experiences and knowledge.

During 2015, we successfully completed the Certifications Program under the ISO 9001, ISO 14001, OHSAS 18001 and ISO 50001 standards, and met the quality requirements established by the Institute of Internal Auditors, the Heart-safe Company and the Healthy Workplace requirements, thus showing our commitment to customers, suppliers, shareholders, employees and the community. The Annual Certifications Program included internal and external audits on maintenance and re-certification of the management system as well as implementation of new certificates. External audits were performed by recognized institutions such as TÜV Rheinland, the Institute of Internal Auditors of Argentina and Spain, Medical Tech and the Argentine Ministry of Health. Internal audits were efficiently carried out by our qualified personnel. The program is a preventive activity that allows us to continue with management development to support the implementation of organizational strategies and the achievement of goals. In addition, we obtained two new certifications: ISO 9001 in the Purchasing Management area, which focus on customer service and contribute to procurement quality management, and the ISO 50001 Certification (Energy Management) in our Lubricant Plant. In 2015, we began work for the recertification of our activities under the new 2015 ISO 9001 and 14001 standards.

With respect to Corporate Safety and Security, we implemented the Petrobras Corruption Prevention Program, designing a new system to prevent fraud, corruption and money laundering, consistent with our corporate policies.

HES Management

Our Health, Environmental and Safety Risk Management (“HES”) Matrix was established to measure management quality in the implementation of health, environmental and safety processes in all of our facilities and plants with a focus on: permits and authorizations, integrity, reliability, operational discipline, environmental liabilities, contingencies, and occupational health and industrial hygiene.

During 2015, we completed 36 initiatives included in the “HES Continuous Improvement Program” organized for the period between July 2015 and July 2016. Such program involved the implementation of systematic and continuous actions relating to safety, the environment, contingency and health, in connection with process safety, accident reduction plan, zero spill, scope analysis, risk assessment recommendations and HES audits, among others. In addition, we continued to implement our projects portfolio aimed at minimizing HES-related risks at our facilities and worked on evaluating HES-related requirements for new projects, such as the “Exploration and Production” (E&P) projects for conventional and non-conventional developments in both operated and non-operated areas.

During 2015, we conducted two external compliance assessments related to 15 HES Corporate Guidelines. Such assessments were carried out at our Genelba plant and the Refinery, and results showed a great degree of compliance with our guidelines. In addition, we conducted self-assessment of compliance by our gas station network with such guidelines.

Within the framework of process safety, seven corporate indicators were implemented to assess management and enhance process safety in our facilities.

Safety

As part of our “Operational Safety Improvement Plan”, we developed 18 new initiatives in 2015 relating to the implementation and reinforcement of process safety actions.

An international consulting firm performed five process risk studies at our Puerto General San Martín plant and in the Medanito, Sierra Chata, Río Neuquén and Aguada de La Arena areas, focused on process control.

In addition, three international reassurance audits were carried out at the Refinery, Genelba and Zarate plants, resulting in a high performance rating.

We received the “IAPG 2015 Annual Safety Award” granted by the Argentine Oil and Gas Association (IAPG) among a group of companies in the “Producers”, category for safety management in exploration and production operations. This award considers the safety performance achieved between the second semester of 2014 and the first semester of 2015.

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

We continue developing actions aimed at permanently reducing accidental spill risks, mainly under programs for the integrity of aerial and underground pipelines and tanks. In addition, monitoring and environmental studies are performed in order to become acquainted with the different situations in target sectors. Thus, in 2015 we continued implementing the Zero Spill (“Vazamento Zero”) program within the Petrobras System. This program is now part of the “HES Continuous Improvement Program” and focuses on three fundamental pillars: Management System, Facility Integrity and Contingencies.

In 2015, we created a Pipeline and Tank Integrity Committee which comprises the technical heads from all of our business units, to perform a critical analysis of the “Facilities Integrity Management” standards, define and monitor indicators that are common across PESA, coordinate and conduct pipeline (internal and cross) audits and share experiences among units (best practices). Through a sub-committee formed in September 2015, the Committee asseses operational safety at terminals during loading and unloading operations in vessels with onboard product, revises and updates PESA’s existing standards, defines and monitors management indicators for terminals and conducts (internal and cross) audits on terminals. In addition to prevention, we also develop programs related to preparation for possible incidents.

On December 10, 2015, our Lubricant plant equipment was audited by TÜV Rheinland Argentina and obtained ISO 50001 (Energy Management) certification for “Lubricant Development, Production and Dispatch”. During December 2015, the certifications for “Responsible Environmental Care and the National Contingency Plan” of the Puerto General San Martín and San Lorenzo Ethylene plants were renewed. Within the framework of the “Responsible Environmental Care Program” (PCRMA), we had an IRAM audit from the “Chemical and Petrochemical Industry Chamber” in September 2015 and obtained an outstanding audit rating. The auditing firm certified that PESA’s management system is compliant with PCRMA standards. As a result of the rating obtained, the certification was renewed for three years, a longer-than average period.

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

Health

In 2015, we continued with our health promotion and protection programs with a focus on primary and secondary prevention and the generation of a healthy workplace.

Within this context, we continued with our Health Promotion and Protection Program (PPS) aimed at generating healthy life habits and behavior through healthy diets and food safety actions according to IRAM 14201, physical activity, preventive dental healthcare, smoking cessation and addiction prevention.

These actions are based on an annual health exam performed through medical tests to all employees, which contemplates occupational and epidemiological risks, thus facilitating the implementation of a specific health program tailored to the needs of the risk groups surveyed.

Concerning prevention, in 2015, we continued providing Cardiopulmonary Resuscitation and First Aid training courses, the physical activities plan and flu and tetanus vaccination campaigns.

During 2015, we maintained our Heart Safe program under the American Heart Association’s international standards and maintained our certification as a smoke-free company through the Argentine Ministry of Health. In addition, we were recognized by such Ministry as a Healthy Workplace and as a blood donation-friendly company on account of the implementation campaigns for voluntary donation of blood in our different plants.

Within the framework of the Occupational Hygiene Program, we completed the relevant work environment measurements and specific risk maps were completed, and deviations were followed up. We also continued performing ergonomic surveys of specific workplaces.

REGULATION OF OUR BUSINESS

Argentine Regulatory Framework

Petroleum

Overview

The Argentine oil and gas industry is regulated by Law No. 17,319 (the “Hydrocarbons Law”), enacted in 1967, as amended by Law No. 26,197 and Law No. 27,007, and natural gas is regulated by Law No. 24,076 (the “Natural Gas Act”), enacted in 1992. The Hydrocarbons Law, which sets forth the general legal framework for the exploration and production of oil and gas, allows the Argentine government to establish a national policy for the development of Argentina’s hydrocarbon reserves, with the principal purpose of satisfying domestic demand.

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

On April 16, 2012, the Argentine government, through Decree No. 530/12, removed YPF’s senior officers and empowered a government intervenor to take a position with YPF for a period of 30 days with immediate effect. On May 3, 2012 the Argentine Congress enacted Law No. 26,741 for the expropriation of 51% of YPF’s Class D shares, out of the shares then held by Repsol YPF S.A. (Spain), and 51% of Repsol YPF GAS S.A., represented by 60% of its Class A shares then held by Repsol Butano S.A. (Spain). Additionally, Law No. 26,741 declares the self-sufficiency, exploration, production, industrialization, transportation and marketing of hydrocarbons to be activities of public interest and primary goals of Argentina, empowering the Argentine government to take the measures necessary to achieve such goals.

On July 27, 2012, Decree No. 1,277/12 repealed certain Sections of Decree Nos. 1,055/89, 1,212/89 and 1,589/89, as well as any other regulation that had previously provided for free disposal of hydrocarbons.

Decree No. 1,277/12 also created the Commission under the supervision of the Secretaría de Política Económica y Planificación del Desarrollo del Ministerio de Economía y Finanzas Públicas, as well as the Registro Nacional de Inversiones Hidrocarburíferas (the “Registry”).

Decree No. 1,277/12 set forth an obligation by the companies in the Argentine oil and gas industry to submit to the Commission an annual plan on exploration and production investments. The Commission is in turn mandated to design a National Hydrocarbon Investment Plan each year.

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

In February 2015 the Commission, through Resolution No. 14/2015, created the Crude Oil Production Stimulus Program (Programa de Estimulo a la Producción de Petróleo Crudo), which was effective from January 1, 2015 through December 31, 2015, providing for export and/or production stimulus payments for registered companies subject to certain requirements. Furthermore, through Resolution No. 33/2015, the Commission approved the general regulation of such program.

Subsequently, through Resolution No. 123/2015, the Commission regulated acquisitions, sales and transfers of areas, rights and participation under Gas Program I and Gas Program II. See “—Gas and Energy—Gas Marketing and Transportation”

In December 2015, the new administration dissolved the Commission. Certain of the Commission’s functions and duties were transferred to the Ministry of Energy and Mining. Through Decree No. 272/2015, the Ministry of Energy and Mining in charge of completing a comprehensive review of the rules relating to the registration and disclosure requirements applicable to companies operating in the oil and gas sector. However, until any changes in laws or regulations are enacted, we are uncertain as to how any such changes may affect our business and results of operations. Changes made in connection with the Ministry of Energy and Mining’s review, or any further changes in the regulatory framework, may have an adverse effect on the business, revenues and operations of companies operating in the Argentine oil and gas sector, including us.

On March 9, 2016 the Ministry of Energy and Mining issued Resolution No. 21/2016 creating an export stimulus program for Escalante crude oil surplus (i.e., after domestic demand is satisfied) from the San Jorge Gulf Basin, effective from January 1, 2016 through December 31, 2016. The additional compensation to which such exports are entitled is to be paid for each shipment provided that the average price of Brent oil does not exceed U.S.$47 per barrel in the period beginning two days prior to such shipment and ending two days after such shipment. The compensation to be paid by the Argentine government to eligible exporters amounts to U.S.$7.50 per barrel.

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

Additionally, the holder of a permit or a concession must compensate the surface owner. In this regard, joint resolutions Nos. 630/2015 of the SE and 299/2015 of the Ministry of Agriculture, amended joint resolutions Nos. 391/2014 and 107/2014, in relation to compensation values established by Decree No. 861/96 (and related joint resolutions) for the areas of rainfed cuyana and neuquina.

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

Exploration permits and production concessions can be partially or totally assigned with the prior authorization of the Argentine government or the provinces.

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

State-Owned Energy Company

In October 2004, the Argentine Congress enacted Law No. 25,943 creating a new state-owned energy company called Energía Argentina S.A. (“ENARSA”). The corporate purpose of ENARSA is to carry out, through third parties or through joint operations with third parties, (i) studies, exploration and exploitation of natural hydrocarbon reserves; (ii) the transportation, processing and sale of hydrocarbons and their direct and indirect by-products; (iii) the transportation and distribution of natural gas and (iv) the generation, transportation, distribution and sale of electricity. Moreover, Law No. 25,943 granted ENARSA all exploration concessions in respect of all national offshore areas located more than 12 nautical miles from the coastline, up to the outer boundary of the continental shelf, that were vacant at the time of the entry into force of the law on November 3, 2004. Therefore, any future exploration of offshore areas must be performed jointly with ENARSA.

Equity Requirements

The Hydrocarbons Law requires that, to engage in any exploration, production or transportation activity in respect of oil and gas, companies must comply with certain capital requirements and financial solvency standards.

SE Resolution No. 193/03 states that, in order to receive and maintain permits or concessions, the permit holder or concessionaire must have a minimum equity of Ps.2 million, in the case of land areas, and Ps.20 million, in the case of offshore areas, and that such minimum equity must be maintained for the entire term of the permit or concession. Non-compliance with this requirement may result in penalties, including fines or even removal from the register of oil companies of the SE. Up to 70% of these equity requirements may be satisfied by means of financial or other guarantees.

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

Transportation

The Hydrocarbons Law grants hydrocarbon producers the right to obtain from the Argentine government a 35-year concession for the transportation of oil, gas and their by-products through a public tender process. Producers remain subject to the provisions of the Natural Gas Act and in order to transport their hydrocarbons do not need to participate in public tenders. The term of a transportation concession may be extended for an additional ten years upon application to the Argentine government.

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

From January 1, 2010, as established by Law No. 26,093, Decree No. 109/07 and other regulations, all gas and diesel sold in Argentina must contain 5% of biodiesel and all petroleum naphtha sold in Argentina must contain 5% bioethanol. Bioethanol to be contained in petroleum naphtha sold in Argentina was increased to 10% and 12%, through Resolution No. 44/14 of the SE and No. Resolution No. 37/16 of the Ministry of Energy and Mining, respectively.

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

In 2012, the Argentine government announced the suspension of the Oil Plus and Refining Plus programs, based on changes in the market conditions under which these programs were established in 2008. On July 13, 2015, the Argentine government, through Decree No. 1,330/2015, terminated the Oil Plus program, establishing a compensation payable in Argentine sovereign bonds (namely, BONAR 2018 and BONAR 2024) for fiscal credits accrued but not paid under this program.

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

However, from December 2001 until May 2002, producers and refiners agreed to negotiate a reduced exchange rate in order to moderate the impact of the Argentine peso devaluation on the price of the products. Producers calculated and paid royalties according to this reduced exchange rate. These calculations have been rejected by the Province of Neuquén, which has presented a claim for any shortfall in royalty payments resulting from this agreement. This claim was settled with the Province of Neuquen in December 2008.

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

The Argentine government has also undertaken initiatives aimed at securing the supply of diesel fuel at subsidized, differential prices for regulated-rate public transportation service providers. Following Decree No. 675/03 (as amended by Decrees Nos. 159/04, 945/04, 280/05 and 564/05), several agreements were subsequently signed whereby refining companies agreed to supply diesel oil at lower than market prices, depending on the kind of services provided by the transportation companies. Decree No. 449/08 empowered the Jefe de Gabinete (Chief of Staff) to sign annual agreements extending the diesel fuel subsidy to transportation companies for the fiscal year 2008. As of the date of this Annual Report, such an agreement signed between the Company and the Chief of Staff pursuant to Decree No. 449/08 is still in effect.

In exchange for providing diesel fuel at below market prices, refining companies that entered into agreements under Decree No. 449/08 had received direct compensation in the form of a credit on export duties, equivalent to the difference between the net revenues from the sale of diesel oil at the subsidized price and the net revenues that would have been obtained from the sale of the same diesel oil volumes at market prices. Refining companies that process the crude oil they produce are entitled to direct compensation, calculated by deducting such compensation from any amount payable for export duties. The applicable exchange rate is determined by the Chief of Staff and the right to compensation is determined by the SE.

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

On May 21, 2007 the Argentine government announced that it was temporarily intervening in the operations of ENARGAS. Though the board of directors of ENARGAS continues to perform functions, as of the time of filing of this Annual Report, officials from the Argentine government currently exercise control over ENARGAS in consultation with the board of directors. On January 13, 2016, through Decree No. 164/2016, the Argentine government extended the intervention of the ENARGAS for a period of 180 days.

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

Regulation of Natural Gas Distributors Prior to the Public Emergency Law

Prior to the enactment of the Public Emergency Law, provisions of the Natural Gas Act regulated the rates for gas transportation and distribution services, including those of TGS. Tariffs to end-users consisted of the sum of three components: (i) the price of the gas purchased; (ii) a tariff for transporting gas from the production area through the distribution system; and (iii) a distribution tariff. Under the Natural Gas Act and TGS license, TGS was permitted to adjust rates (i) semi-annually to reflect changes in the U.S. producer price index, and (ii) every five years in accordance with efficiency and investment factors to be determined by ENARGAS. In addition, subject to ENARGAS’s approval, rates were regularly subject to adjustment to reflect cost variations resulting from changes in the tax regulations (other than income tax) applicable to TGS, and for objective, justifiable and non-recurring circumstances. The ratemaking methodology contemplated by the Natural Gas Act and the TGS license is the “price-cap with periodic review” methodology, a type of incentive regulation designed to allow regulated companies to retain a portion of the economic benefits arising from efficiency gains. This legal framework remains in effect, though it has been modified by the regulations described below.

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

On February 16, 2016, the new administration, through Decree No. 367/16, dissolved the UNIREN and transferred the responsibility of renegotiating public service agreements to the ministries with jurisdiction over the relevant activity. It also empowered such ministries jointly with the Ministry of Economy and Public Finance to conclude partial renegotiation agreements and temporary price and tariff adjustments that are necessary to ensure the continuity of the normal provision of the corresponding public services, until the completion of the comprehensive renegotiation process, which shall be effected as an advance of future increases pursuant to the comprehensive tariff review.

Pursuant to Resolution No. 31/16 of the Ministry of Energy and Mining, TGS and the ENARGAS are expected to conclude the renegotiation process within twelve months following the issuance of Resolution No. 3,724/16, on March 31, 2016. See “—Gas and Energy—Gas and Transportation—TGS—Tariff Renegotiation Process.”

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

Pursuant to Decree No. 181/04, in April 2004 the SE entered into an agreement with natural gas producers—approved by SE Resolution No. 208/04—that regulated the price of natural gas by sector, and that called for the complete deregulation of the wellhead price of natural gas by January 1, 2007. Under the April 2004 agreement, natural gas producers were required to provide minimum supply volumes to the local market, including (i) distributors for industrial users, (ii) clients of distributors, or new direct consumers, and (iii) local electric power generators. Additionally, this agreement required producers to report all supply agreements to the SE.

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

Companies registered in the Registry created by Decree No. 1,277/12 may submit applications for the Gas Program I, subject to the terms and conditions for access established in the annex of Resolution No. 1/13 of the Commission. Companies that apply must indicate:

(i)	the calculation of base injection (natural gas volume proposed in connection with the project that the relevant starting point for calculation be the surplus injection duties assumed by the company);

(ii)	the duration of the project, which shall not exceed five years, renewable at the request of the company, upon a decision by the Commission;

(iii)	the calculation of adjusted basis injection (according to a rate of decline that will be calculated for each company in MMm3/d), for the proposed period;

(iv)	the calculation of base price (weighted average price for the year 2012 from natural gas prices set for each consumer segment of the domestic market);

(v)	the calculation of the weighted average for each month of validity of “Gas Program” of prices of natural gas sold by the company, established for each consumer segment of the domestic market, which will be used to determine compensation.

The Commission may require applying companies to provide additional clarifications as deemed necessary, as well as to adjust or modify all or part of the proposal submitted. The Commission will then evaluate the project in question, considering the particular situation of each company, and whether the project meets the project objectives.

Commission Resolution 3/13 approved the general rules applicable to the Gas Program I. Under such program, producers were required to submit their projects for an increase in total natural gas injection for a maximum period of five years, with a view to increase production and achieving higher activity and employment levels in the sector. A price of U.S.$7.50/MMBTU was established for natural gas excess injection, with penalties involving LNG imports in the case of non-compliance with committed volumes.

Furthermore, the Commission enacted Resolution 60/13 (later modified through Resolution No. 22/2014), which created the Gas Program II. Under this program, producers were required to submit projects to increase natural gas production levels no later than April 30, 2014. Such program is directed to companies without previous production or with a maximum injection limit of 4 MMm3/d, with price incentives in the case of production increases and penalties involving LNG imports in the case of non-compliance with committed volumes. Moreover, companies eligible for the Gas Program I and meeting the relevant requirements were entitled to request withdrawal from Gas Program I and admission to Gas Program II.

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

On April 7, 2014, the SE issued Resolution No. 226/2014 to implement a Program for the Rational Use of Natural Gas, whereby subsidies to producers who participate in the plan adopted under Commission Resolution No. 1/2013 are reduced through the implementation of a new price schedule for the residential and CNG segments. The program encourages a reduction in consumption by residential users by maintaining the current tariff if users reduce consumption by more than 20% compared to the previous year, or by applying a partial increase (50% with respect to the increase applied to users who do not reduce consumption at all) if users reduce between 5% and 20%. If there is no reduction in consumption, the new price schedule for the residential segment will be rolled out in stages, with a first stage beginning in April 1, 2014, a second stage beginning in June 1, 2014 and a third stage beginning in August 1, 2014, with average increases of 150%, 300% and 500%, respectively. Users located within the distribution area covered by Camuzzi Gas del Sur or any sub-distribution company in the South of Argentina were not made subject to the price increases because their distribution area is subject to colder temperatures year-round. As regards the CNG sector, the schedule provides for increases of 24%, 36% and 48% for each partial increase. In April 2016, Resolution No. 28/2016 of the Ministry of Energy and Mining increased the natural gas prices for the residential segment, representing an average increase of approximately 500%. This new regulation also encourages a reduction in consumption by residential users by applying tariff discounts in the range of 20% to 50% to users that reduce comsumption by 15% or more compared to the previous year. Additionally a social tariff for low income users was set.

On October 31, 2014, Commission Resolution No. 231/2014 established that the price for natural gas intended for CNG consumption will be adjusted on a monthly basis tracking increases in the average price for high grade gasoline above 93 RON or any other product that replaces it in the future, as provided in the Resolution. Prices of CNG will be published on the website of the SE. In April 2016, Resolution No. 34/2016 of the Ministry of Energy and Mining repealed Resolution No. 231/2014 and increased the price of natural gas intended for CNG consumption establishing a pricing scheme per basin, with prices ranging between U.S.$4.80/MMBTU and U.S.$5.70/MMBTU, representing increases between 200% and 250%. These prices were set in pesos and no monthly update was established.

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

Resolution No. 127/08 of the Ministry of Economy, effective July 11, 2008, increased export duties on natural gas exports from 45% to 100%, establishing a valuation basis for the calculation of the duty as the highest price established in any contract of any Argentine importer for the import of gas (including the reference price set by the framework agreement between Argentina and Bolivia). Resolution No. 127/08 provides with respect to LPG products that if the international price, as notified daily by the SE, is below the reference price, the applicable export duty for such product will be 45%. If the international price exceeds the reference price, the producer shall be allowed to collect the maximum amount established for the relevant product, the balance being withheld by the Argentine government as an export tax. Resolution No. 60/2015 of the Ministry of Economy reduced the withholding tax on LPG exports from 45% to 1%.

Compressed Natural Gas for Vehicles

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

Disposition No. 168/05 of the Undersecretary of Fuels extends the domestic supply and export restrictions applicable to other hydrocarbons under SE Resolution No. 1,679/04 to LPG producers. However, as of the date of this Annual Report, domestic supply mandates and export restrictions have not been extended to the LPG market.

SE Resolution No. 792/05 set forth two seasonal periods (winter and summer), fixing reference prices for each period. Additionally, it divided the country into three geographical areas—North, Center and South—in which these prices are applied, as discussed above. It also approved a mechanism for the determination of the export parity price and an exclusive price that applies to retailers only, calculated from an average of its purchases for the last 24-month period. Resolution No. 36/2015 of the SE modified the method for calculating the prices of LPG products.

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

In addition, the Argentine government has issued certain further regulations in this area. Through Decree No. 140/07, it created the Rational and Efficient Electric Power Usage Program (“PRONUREE”), which consists of several measures to promote and raise public awareness about the need to make rational and efficient use of electric power. And through Law No. 26,350, it modified the official time zone for the summer periods, in order to promote a decrease in the use of electric power.

In order to increase the electric power supply, the Argentine Government has also established a program called Delivered Electric Energy, through the supply of small transportable thermal plants and/or embarked power plants.

The Argentine Government has additionally continued to implement various measures in order to regulate the operation of the MEM and of the intervening agents. The most recent of these measures is SE Resolution No. 95/13, whereby new values for the remuneration of fixed and variable costs to be paid to generators, co-generators and self-generators for energy sales are set, and an additional remuneration is added. These values will not be applicable to bi-national hydroelectric power plants, to nuclear generation or to generation committed to in contracts regulated by the SE, such as those under the Energy Plus Program. This resolution has temporarily suspended new contracts under the MEM Term Market, other than those regulated by the SE, and it provides that upon the termination of existing contracts in the Term Market, large users must purchase their energy demand from CAMMESA. In addition, the resolution provides that commercial management and fuel delivery to the MEM plants will be centralized in CAMMESA. Resolution No. 95/2013 of the SE, as amended by Resolution No. 529/2014 of the SE, has been updated on several occasions to reflect increases to the remuneration of generators.

In December 2015, through Decree No. 134/2015, the Argentine government declared a state of emergency with respect to the national electricity system that will remain in effect until December 31, 2017. The state of emergency allows the Argentine government to take actions designed to guarantee the supply of electricity in Argentina such as instructing the Ministry of Energy and Mining to elaborate and implement, with the cooperation of all federal public entities, a coordinated program to guarantee the quality and security of the electricity system and rationalize public entities’ consumption of energy.

Regulatory Authorities

The principal regulatory authorities responsible for the Argentine electricity market are:

(1) the Ministry of Energy and Mining, which has assumed the functions of the SE of the Ministry of Federal Planning;

(2) the ENRE; and

(3) CAMMESA.

The SE advised the Argentine government on matters related to the electricity sector and was responsible for the application of the policies concerning the Argentine electricity industry. On December 11, 2015, Decree No. 13/2015 modified the Ministries Law No. 22,520. Among other changes, it created the Ministry of Energy and Mining, which assumed the functions of the Secretariats of Energy and Mining and other decentralized entities under the review of the former Ministry of Federal Planning, Public Investment and Services (in effect through December 11, 2015). The responsibilities of the Ministry of Energy and Mining include participating “in the management of the State’s shareholdings in the corporations and companies operating in the area of its competence.”

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

MEM Participants

The main participants in the MEM are generation, transmission and distribution companies. Large users and traders also participate in the MEM, but to a lesser extent. Transmitters, Distributors and Large Users participate in CAMESSA by appointing two acting and two alternate directors.

Generators

Total electricity generation in Argentina during 2015, including imports and exports, totaled 136,798 GWh, out of which 63% was attributable to thermoelectric plants, 30% to hydroelectric plants, 5% to nuclear plants and 2% other sources.

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

Distributors

The largest distribution companies are Empresa Distribuidora de Energía Sur S.A. (“EDESUR”) and Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR”).

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

In January 2016, the Ministry of Energy and Mining, through Resolution No. 6/2016, established new seasonal reference prices of power and energy in the MEM for the period from February 1, 2016 through April 30, 2016. Furthermore, such resolution established a stimulus plan, with lower reference prices for monthly residential demand which consumption is reduced by at least 20% compared to the same month in 2015 and a social tariff.

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

Oil and gas exploration and production activities in Argentina are subject to the following taxes:

•	An annual surface tax based on the area held, which varies depending on the permit and concession terms.

•	An income tax of 35% of net income.

•	A VAT of 21% for the domestic sale of oil and gas (exports have a zero percent VAT).

•	A provincial tax, at an average rate of 3% of gross domestic sales (exports are excluded).

•	A national minimum income tax of 1% of the value of the assets that the company owns as of December 31 of each year. Certain assets, such as shares and interests in other companies subject to the same tax, are exempt. Assets located in the jurisdiction of the Province of Tierra del Fuego are also exempt. The income tax paid as determined for the same economic year is considered to be payment against this tax.

•	A provincial stamp tax applied to written agreements entered into within the provincial jurisdiction, at rates varying between 0.3% and 2.5% of the economic value of the relevant agreement.

•	A withholding tax on crude exports, as described under “—Export Taxes” below.

•	A tax on debits and credits applicable to bank account transactions and other banking transactions used as a replacement for current accounts. The generally applicable rate is 0.6% on each debit or credit transaction (although, in some cases, it increases to 1.2% or decreases to 0.075%).

•	A tax on personal property that applies to the shares or other stakes of Argentine companies held by foreign companies or individuals, at a rate of 0.5% of the value of such assets.

•	A surveillance fee applicable to downstream activities and transportation of liquid hydrocarbons and their derivatives through pipelines, as described under “—Surveillance Fee” below.

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

Following the introduction of market prices for downstream petroleum products in connection with the deregulation of the petroleum industry, Law No. 23,966 established a volume-based tax on transfers of certain types of fuel, replacing the prior regime, which was based on the regulated price. Law No. 25,745, effective as of August 2003, modified the mechanism for calculating this tax, replacing the old fixed value per liter according to the type of fuel with a percentage to apply to the sales price, maintaining the old fixed value as the minimum tax. Decree No. 2579/2014 reduced taxes on gasoline and diesel by 10%, and water infrastructure fund taxes applicable to transfers of gasoline products by 20%.

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

Resolution No. 1077/14 of the Ministry of Economy and Public Finance became effective on January 1, 2015, superseding Resolutions No. 394/07 and No. 803/14 and providing that for so long as the international price of crude oil is less than U.S.$71 per barrel, the withholding tax rate shall be 1%, and incremental tax rates will apply for so long as the international price of crude oil is equal to or higher than U.S.$71 per barrel.

Surveillance Fee

Law No. 25,565 imposed a surveillance fee payable to the SE for downstream activities, equal to Ps.0.0003 for each commercialized transaction in the domestic market, and for the transportation of liquid hydrocarbons and their derivatives through pipelines, at a rate of 0.35% of the estimated income for the provision of transportation service.

Argentine Environmental Regulations

The environmental legal framework comprises Sections 41 and 43 of the Argentine Constitution, as well as federal, provincial and municipal laws. According to Section 41 of the Argentine Constitution, the Argentine government establishes the minimum standards for protection of the environment, while the provinces and municipalities are responsible for establishing specific standards and implementing regulations. Please note that, in addition to the regulations described below, certain other regulations may also apply depending on the location of the oil and gas reserves.

International Treaties

Argentina is a member state to several international treaties concerning environmental matters that may impact our business. Argentina has undertaken several obligations in connection with the protection of the environment, the preservation of biological diversity and the implementation of sustainable development.

Such treaties include: (i) the Basel Convention on the Control of Transboundary Movements of Hazardous Waste and its Disposal (1989); (ii) the United Nations Framework Convention on Climate Change adopted in Rio de Janeiro (1992); (iii) the Montreal Protocol of Substances that Deplete the Ozone Layer (1989); (iv) the Kyoto Protocol (a protocol to the United Nations Framework Convention on Climate Change) (1997), the Doha Amendment (2012); and (v) the Stockholm Agreement on Persistent Organic Polluting Agents (2001).

Federal Environmental Laws

In accordance with Section 41 of the Argentine Constitution, federal laws establishing minimum standards for environmental protection have been enacted. These laws provide a general framework for the legislation to be enacted by local jurisdictions, which must satisfy the minimum standards contained therein.

General Environmental Policy Law

The General Environmental Policy Law (Law No. 25,675), enacted in November 2002, established minimum standards for the protection of the environment, the preservation of biological diversity and sustainable development.

The main purpose of the General Environmental Policy Law is the promotion of the rational and sustainable use of natural resources and the establishment of procedures and mechanisms to minimize environmental risks, prevent and mitigate environmental emergencies and redress damages caused by environmental pollution.

The General Environmental Policy Law requires that any work or activity capable of significantly degrading the environment or its components or which may adversely affect the quality of life, shall be subject to a prior environmental impact evaluation. All entities must provide information related to the environmental impact of their activities and this information shall be publicly available, unless declared classified.

Entities carrying out activities dangerous to the environment and ecosystems must take out insurance policies for the damages such activities may cause. Any person liable for environmental damages must take the actions necessary to restore the status quo ante, and where such restoration is not possible, the indemnification determined by the courts shall be transferred to an environmental restoration fund for the execution of remedial works.

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

With respect to hazardous waste liability, hazardous waste is considered to have inherent risk (as contemplated by section 1,757 of the Argentine Civil and Commercial Code), which means that the generator or handler of hazardous waste will only be exonerated from its liability to the extent it proves the victim’s or third parties’ negligence or willful misconduct. The law establishes severe civil and criminal sanctions for any infringement of Law No. 24,051.

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

In general terms, Law No. 25,612 sets a system of tort liability equivalent to that of Law No. 24,051 described under “Hazardous Waste” above. Infringements of this law may be subject to warnings, fines, closure, suspension of activities for up to one year and definitive withdrawal of authorizations and registrations in the applicable registers. In the case of legal entities, board members and managers may be held severally liable for such penalties.

Air Pollution

Law No. 20,284 applies in federal jurisdictions and in those provinces which have adopted the provisions of this law. It sets general principles for the treatment of potential sources of air pollution. Enforcement of this law is vested in the respective national, provincial or local health authorities.

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

The SE has also issued rules, including, among others, on environmental safety of oil tanks, well abandonment, sinks workover, venting of gases and hydrocarbons transportation.

Provincial regulations

Provinces in exercise of their powers have issued various rules applicable in their respective territories that regulate both the general and specific environmental aspects of the oil and gas industry.

Concealment and Money Laundering

Law No. 25,246 categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) appear as if they have been obtained through legitimate means, provided that the aggregate value of the assets involved exceeds in the aggregate (through one or more related transactions) Ps.300,000.

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

Recent tax reforms, effective as from the 2016 fiscal year, eliminated the inflation adjustment system for special tax payers, such as companies related to the oil sector. Additionally, in determining the net taxable income, previous fiscal years losses can be ofsett only by 25% from current income.

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

Special Contributions from Mixed Companies

Mixed companies are subject to the following special taxes: (i) a 3.33% additional royalty on the volume of hydrocarbons extracted under the concession and delivered to PDVSA; during the calendar year and (ii) an amount equivalent to the difference, if any, between (a) 50% of the value of the hydrocarbons extracted under the concession and delivered to PDVSA each calendar year, and (b) the aggregate payments made by the mixed company to Venezuela in connection with activities conducted by the mixed company during such calendar year, such as royalties applicable on extracted hydrocarbons (including the additional royalty indicated in the preceding item (i), income tax and any other tax or contribution calculated on the basis of income (either gross or net), and investments in domestic development projects amounting to one percent (1%) of profit before taxes).

In 2011, the Venezuelan government enacted Decree No. 8,807/12, amending the “Law of Special Contribution to Extraordinary Prices in the International Hydrocarbons Market”, which had introduced a special tax payable by companies exporting or transporting liquid hydrocarbons and oil by-products outside Venezuela, to be applied when the average price of the basket of Venezuelan liquid hydrocarbons exceeded a stated price. Decree No. 8,807/12 modified the special tax by creating two special contributions, one for “extraordinary” prices and another for “exorbitant” prices, to be applied to the difference between the price set forth by the Venezuelan national budget and the monthly average of international prices of the basket of Venezuelan liquid hydrocarbons. In 2013, the Venezuelan government reformed the Decree, introducing modifications and updating the rates of these specials contributions. Under such Decree, when the monthly average of international prices of the basket of Venezuelan liquid hydrocarbons exceed U.S.$80 per barrel, these are considered “exorbitant prices”. These special contributions are recorded by mixed companies as selling expenses in their financial statements and negatively impact the mixed companies.

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

ORGANIZATIONAL STRUCTURE

The following diagram illustrates the corporate organizational structure of PESA and its subsidiaries, associates and joint ventures, as of the date of this Annual Report:

In addition to the companies included in this chart, we have holding companies in Spain, Bolivia, the Cayman Islands and Argentina, which are not reflected in the chart. Some of our material subsidiaries and associates are held through such holding companies.

The following diagram illustrates the ownership structure of PESA as of the date of this Annual Report:

PROPERTY, PLANT AND EQUIPMENT

PESA has freehold and leasehold interests in various countries in South America, but there is no specific interest that is individually material to the Company. The majority of our property, consisting of oil and gas reserves, service stations, a refinery, petrochemicals plants, power plants, manufacturing facilities, stock storage facilities, pipelines, oil and gas wells, and corporate office buildings, is located in Argentina. As of the date of this Annual Report, we also have interests in crude oil and natural gas operations outside Argentina, in Venezuela and Bolivia.

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

Our principal place of business has historically been Argentina, but as of December 31, 2015 we also had operations in Venezuela, Bolivia and Ecuador. Approximately 81% of our total assets, 99% of our sales, 92% of our combined crude oil and gas production and 90% of our proved oil and gas reserves were located in Argentina as of December 31, 2015. Fluctuations in the Argentine economy and actions adopted by the Argentine government have had and will continue to have a significant effect on Argentine private sector entities, including us. See “Item 3. Key Information—Risk Factors.”

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

(a) Value of the Peso Against Foreign Currencies

As of December 31, 2015, the peso-U.S. dollar rate of exchange was Ps.13.04 per U.S. dollar, compared to Ps.8.55 and Ps.6.49 per U.S. dollar as of December 31, 2014 and 2013, respectively.

As of December 31, 2015, 2014 and 2013, a significant portion of our financial debt was denominated in U.S. dollars. This situation exposes us to risks associated with the exchange rate. However, the impact on our results of operations derived from variations in the exchange rate related to our financial debt over such periods was partially mitigated by gains recorded on certain financial assets maintained in U.S. dollars and on net investments in foreign operations denominated in foreign currency, which are disclosed in Shareholders’ Equity under “Other Comprehensive Income” in the Consolidated Statement of Comprehensive Income.

Accordingly, the exchange differences for fiscal years 2015, 2014 and 2013 accounted for net gains of Ps.40 million, Ps.307 million and Ps.171 million, respectively.

After several years of moderate variations in the nominal exchange rate, the peso lost more than 30% of its value with respect to the U.S. dollar in each of 2013 and 2014, and in 2015, the peso lost approximately 52% of its value against the U.S. dollar, including a depreciation of approximately 35% mainly experienced after December 17, 2015 following the announcement of the lifting of most foreign exchange controls. Since the devaluation in December 2015, the Central Bank has allowed the peso to float and limited interventions to those needed to ensure the orderly functioning of the foreign exchange market (See “—Risk Factors—Factors Relating to Argentina—Fluctuations in the value of the peso could adversely affect the Argentine economy, and consequently, our results of operations or financial condition”). As of April 15, 2016, the exchange rate was Ps.14.05 to U.S.$ 1.00. We are unable to predict the future value of the peso against the U.S. dollar.

See “Item 3. Key Information—Risk Factors—Factors Relating to Argentina—Economic and political instability in Argentina has affected and may continue to adversely affect our financial condition and results of operations.” and “—Fluctuations in the value of the peso could adversely affect the Argentine economy, and consequently, our results of operations or financial condition.”

(b) Inflation

Historically, the Argentine economy has exhibited significant volatility, characterized by periods of high inflation.

In accordance with IFRS, our financial information has not been adjusted to reflect inflation.

According to inflation data published by the INDEC, from 2011 to 2014, the Argentine CPI increased 9.5%, 10.8% , 10.9% and 24.0% in each of those years, respectively, and 11.9% in the ten-month period ended October 31, 2015. The WPI increased 12.7%, 13.1%, 14.8% and 28.3% in each of those years, respectively, and 10.6% in the ten-month period ended October 31, 2015. In November 2015, the INDEC suspended the publication of the CPI and the WPI.

In January 2016, the new administration, through Decree No. 55/2016, declared a state of administrative emergency in the national statistics system until December 31, 2016 and the new INDEC authorities announced the discontinuation of the methodology previously used to measure inflation, and suspended the publication of all indices until the INDEC is in a position to calculate such indices based on adequate and reliable official data. The INDEC has suggested using CPI figures published by the Province of San Luis and the City of Buenos Aires for reference, in the meantime. According to the Province of San Luis’ reports, the inflation rate was 2.9%, 6.5%, 4.2%, 2.7% and 3.0%, in November 2015, December 2015, January 2016, February 2016 and March 2016, respectively. According to the City of Buenos Aires’ reports, the inflation rate was 2.0%, 3.9%, 4.1%, 4.0% and 3.3%, in November 2015, December 2015, January 2016, February 2016 and March 2016, respectively. See “Item 3. Key Information—Risk Factors—Factors Relating to Argentina—Economic and political instability in Argentina has affected and may continue to adversely affect our financial condition and results of operations.”

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

(a) Natural Gas

Resolution No. 599/07 of the SE approved the Natural Gas Producers Agreement to ensure sufficient supply to meet the domestic demand for gas, and to the gradual recovery in prices in all market segments. This resolution established domestic market supply commitments for each producer and provided for successive maturities for each segment, with the residential supply commitment expiring last, in 2011. As a result, each segment’s market share was uniformly distributed among producers and regulated prices remained low for the above-mentioned segments. The SE issued Resolution No. 172/11 on December 29, 2011, which provided for a provisional extension until substitute measures were adopted. PESA continues, as of the date of this Annual Report, to be subject to the same supply commitments with respect to the priority Argentine domestic market demand.

With respect to the CNG segment, in August 2012 the SE, through Resolution No. 1,445/12, set a price relating to natural gas for CNG services of Ps.0.4945 per cubic meter, representing an increase of approximately 300%, and provided for the investment of the additional resources obtained in the development of conventional gas resources.

In January 2007, through SE Resolution No. 1,886/07, the SE confirmed that hydrocarbon exports were contingent upon adequate satisfaction of domestic demand and that export sales had to be authorized on a case-by-case basis by the Argentine government. See “Item 3. Key Information—Risk Factors—Factors Relating to Our Business—Limits on exports of hydrocarbons and related oil products have affected and may continue to affect our results of operations.”

Within the scope of the long-term gas supply agreements entered into between the governments of Argentina and Bolivia whereby a gas price of U.S. $5/MMBtu was initially established, subject to adjustment pursuant to a formula based on international reference prices for gas and its by-products, gas imports were placed under the responsibility of ENARSA. In order to avoid the impact of the price increase on domestic consumers, the Argentine government required that the increase in import gas prices be passed through to exports, through an increase in withholding taxes. This was implemented in August 2006 through Resolution No. 534/2006 issued by the Ministry of Economy and Production, whereby the tax rate on natural gas exports was increased to 45% based on the price for gas imports from Bolivia of U.S.$ 5/MMBtu. In March 2008, through Resolution No. 127/08 of the Ministry of Economy and Production the tax rate was increased to 100%, which rate was calculated using the highest price for natural gas imports into Argentina, either gas imports from Bolivia or regasified liquefied natural gas (LNG) imports.

In September 2008, through Resolution No. 1,070/08 of the SE, the Argentine government approved an agreement with natural gas producers for a reduction in the price of 10 kg butane cylinders. This agreement resulted in an increase in natural gas prices of 15% for residential users, 8% for CNG and 13% for electricity generation. The reduction in the LPG sales price is financed with contributions by producers, originally equivalent to 65% of the price increase resulting from the above resolution, and subsequently equivalent to 100% of such price increase as from December 2008. Under Resolution No. 1,417/08 of the SE, an 80% increase was imposed on the price applicable to a sector of the R3 residential segment beginning in November 2008. The Natural Gas Producers Supplementary Agreement approved by Resolution No. 1,070/08 of the SE was renewed for 2010, 2011, 2012, 2013, 2014 and 2015. In 2015 the Argentine government, through Resolution No. 72/15 of the SE, discontinued the way in which it subsidized residential LPG consumption (i.e. by means of increases in the price for producers) and implemented a direct subsidy for the benefit of certain end users.

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

In October 2010, through ENARGAS Resolution I-1,410, the natural gas delivery method was modified, placing a priority on supply to meet the residential and CNG segments’ demand. As a result, each distribution company was able to request volumes on a daily basis above committed volumes under the Natural Gas Producers Agreement (pursuant to Resolution No. 599/07 of the SE). This was the only method to request natural gas from producers for the residential segment after expiration of the Natural Gas Producers Agreement in December 2011. In December 2011, the Argentine government, through Resolution No. 172/2011 of the SE, unilaterally extended the terms of the Natural Gas Producers Agreements until substitute measures were adopted.

In November 2011, through ENARGAS Resolution No. 1,982, the amount to be received by the trust fund created under Decree No. 2,067/08 was increased according to consumption levels, and the consumer base falling within the scope of the resolution was broadened. Subsequently, ENARGAS Resolution No. 1,991/2011 addressed large consumers falling within the scope of such resolution and provided a method to request exclusion, if applicable. Consumption of natural gas at the Refinery in connection with oil refining activities, and at the Cóndor and Barda Las Vegas plants, in Santa Cruz, in connection with natural gas processing, fell within the scope of the above resolution.

Law No. 26,741, which was passed in May 2012, declared the achievement of self-sufficiency in hydrocarbons supply and the activities of exploration, exploitation, industrialization, transportation and marketing of hydrocarbons to be of public interest. In addition, YPF’s and Repsol YPF Gas S.A.’s net assets were declared to be of public interest and Repsol’s interests in those entities became subject to expropriation in an amount equal to up to fifty one per cent (51%) of total equity.

By means of Decree No. 1,277/12, which was passed in July 2012, the Argentine government approved the regulations for the implementation of Law No. 26,741 and issued the Rules of the Argentine Hydrocarbons Sovereignty regime. These rules provide for the development of a National Hydrocarbons Investment Plan with the stated goals of maximizing investment and ensuring sustainability of related activities in the short, medium and long term, and created the Commission. In addition, Decree No. 1,277/12 abrogated certain sections of Decree Nos.1,055/89, 1,212/89 and 1,589/89 that had provided for the free availability of hydrocarbons produced in granted concession areas, free commercialization of hydrocarbons products in the domestic and foreign markets, and the freedom to set prices. As of the date of this Annual Report, the Company has complied with all applicable reporting requirements set forth in Decree No. 1,277/12.

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

On April 7, 2014, the SE issued Resolution No. 226/2014 to implement a Program for the Rational Use of Natural Gas, whereby subsidies to producers who participate in the plan adopted under Commission Resolution No. 1/2013 are reduced through the implementation of a new price schedule for the residential and CNG segments. The program encourages a reduction in consumption by residential users by maintaining the current tariff if users reduce consumption by more than 20% compared to the previous year, or by applying a partial increase (50% with respect to the increase applied to users who do not reduce consumption at all) if users reduce between 5% and 20%. If there is no reduction in consumption, the new price schedule for the residential segment will be rolled out in stages, with a first stage beginning in April 1, 2014, a second stage beginning in June 1, 2014 and a third stage beginning in August 1, 2014, with average increases of 150%, 300% and 500%, respectively. Users located within the distribution area covered by Camuzzi Gas del Sur or any sub-distribution company in the South of Argentina were not made subject to the price increases due to weather conditions in the area. As regards the CNG sector, the schedule provides for increases of 24%, 36% and 48%, respectively, for each partial increase. In April 2016, Resolution No. 28/2016 of the Ministry of Energy and Mining increased the natural gas prices for the residential segment, representing an average increase of approximately 500%. This new regulation also encourages a reduction in consumption by residential users by applying tariff discounts in the range of 20% to 50% to users that reduce comsumption by 15% or more compared to the previous year. Additionally a social tariff for low income users was set.

On October 31, 2014, Resolution No. 231/2014 of the Commission established that the price for natural gas intended for CNG consumption will be adjusted on a monthly basis tracking increases in the average price for high grade gasoline above 93 RON or any other product that replaces it in the future, as provided in such resolution. Prices of CNG are published on the website of the SE. In April 2016, Resolution No. 34/2016 of the Ministry of Energy and Mining repealed Resolution No. 231/2014 and increased the price of natural gas intended for CNG consumption establishing a pricing scheme per basin, with prices ranging between U.S.$4.80/MMBTU and U.S.$5.70/MMBTU, representing increases between 200% and 250%. These prices were set in pesos and no monthly update was established.

In December 2015, the new administration dissolved the Commission. Certain of the Commission’s functions and duties were assumed by the Ministry of Energy and Mining. Through Decree No. 272/2015, the Ministry of Energy and Mining is tasked with completing a comprehensive review of the rules relating to the registration and disclosure requirements applicable to companies operating in the oil and gas sector. However, until any changes in laws or regulations are enacted, we are uncertain as to how any such changes may affect our business and results of operations. Changes made in connection with the Ministry of Energy and Mining’s review, or any further changes in the regulatory framework, may have an adverse effect on the business, revenues and operations of companies operating in the Argentine oil and gas sector, including us.

(b) Withholding Taxes on Exports

Taxes withheld are deducted from the sales price of exported hydrocarbons. The Public Emergency Law established withholding taxes on exports of hydrocarbons to last for five years from March 1, 2002, which period was subsequently extended for five years beginning in January 2007 and five further years beginning in January 2012 pursuant to Law No. 26,217 and No. 26,732, respectively.

This tax regime was modified by Resolution No. 394/07 issued by the Ministry of Economy in November 2007, which provided for the application of an incremental withholding tax rate to crude oil exports.

In October 2014, through Resolution No. 803/14, the Ministry of Economy and Public Finance amended Resolution No. 394/07, modifying the withholding tax on hydrocarbon exports to link the rate (ranging from 10% to 13%) to a specific price schedule.

Resolution No. 1,077/14 of the Ministry of Economy and Public Finance became effective on January 1, 2015, superseding Resolutions No. 394/07 and No. 803/14 and providing that for so long as the international price of crude oil is less than U.S.$71 per barrel, the applicable withholding tax rate shall be 1%, and incremental tax rates will apply for so long as the international price of crude oil is equal to or higher than U.S.$71 per barrel.

Natural gas exports are taxed under Resolution No. 127/08 of the Ministry of Economy (which amended Resolution No. 534/06). Natural gas exports are subject to a withholding tax levied at 100% of the highest price set for natural gas under any applicable agreement for natural gas imports into Argentina. Under Resolution No. 127/08, the method for calculating withholding taxes on exports of crude oil, under Resolution Nos. 394/07 and 1/13, is also applicable to LPG. Resolution No. 60/2015 of the Ministry of Economy reduced withholding tax on LPG exports from 45% to 1% and Resolution No. 36/2015 of the SE modified the method for calculating the prices of LPG products.

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

On December 31, 2015, the BRENT crude oil price fell below U.S.$38 per barrel, representing approximately a 28% decrease compared to the 2015 average price of U.S.$ 52.30 per barrel. Domestic crude oil prices decreased by an additional 10% in 2016, compared to the price in effect as of December 31, 2015, resulting in a price of U.S.$67.50 and U.S.$54.90 per barrel for Medanito and Escalante crude oil, respectively. However, as of the date of this Annual Report, domestic crude oil and refined products prices exceed in general the international prices for such products.

On March 9, 2016 the Ministry of Energy and Mining issued Resolution No. 21/2016 creating an export stimulus program for Escalante crude oil surplus (i.e., after domestic demand is satisfied) from the San Jorge Gulf Basin, effective from January 1, 2016 through December 31, 2016. The additional compensation to which such exports are entitled is to be paid for each shipment provided that the average price of Brent oil does not exceed U.S.$47 per barrel in the period beginning two days prior to such shipment and ending two days after such shipment. The compensation to be paid by the Argentine government to eligible exporters amounts to U.S.$7.50 per barrel, as long as the criteria is met.

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

On October 17, 2005, under the terms of Resolution No. 1,193 of the SE, PESA and other MEM creditors formally announced their decision to manage the construction, operation and maintenance of two power plants of at least 800 MW each, the Termoeléctrica Manuel Belgrano and Termoeléctrica José de San Martín plants. Combined construction costs of the plants was approximately U.S.$1.3 billion and was funded with contributions to FONINVEMEM I and II, with an additional charge imposed on consumers, and with contributions from the Argentine government.

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

PESA began recovering amounts contributed to the FONINVEMEM I in 120 monthly installments in March 2010, upon authorization of commercial operations of both power plants in the combined cycle mode referred to above.

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

During 2010, several resolutions were approved to improve the operating margins of electricity generators. Under Notes No. 6,169 and No. 6,866 of the SE, CAMMESA was instructed to accept assignment beginning May 1, 2010 of gas and transportation agreements by electric power generators, to centralize and optimize delivery of natural gas to the electricity generation sector. In exchange, a gross margin is accrued to electricity generators as if generation were performed with natural gas, regardless of the fuel used. SE Resolution No. 7,548, applicable to energy sold pursuant to the Energy Plus Program, was subsequently published and pursues the same objective. As of the date of this Annual Report, the above mentioned resolutions have been renewed and remain in effect.

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

In July 2015, and with retroactive effect as from February 2015, Resolution No. 482/2015 issued by the SE set forth an adjustment in the compensation established under Resolution No. 529/2014 and incorporated of the following compensation items, based on production level and technology:

1.	Resources for FONINVEMEN 2015-2018 investments, to be allocated to generators participating in investment projects approved by the SE.

2.	Incentives for electric power production and operational efficiency.

In December 2015, through Decree No. 134/2015, the Argentine government declared a state of emergency with respect to the national electricity system that will remain in effect until December 31, 2017. The state of emergency allows the Argentine government to take actions designed to guarantee the supply of electricity in Argentina such as instructing the Ministry of Energy and Mining to elaborate and implement, with the cooperation of all federal public entities, a coordinated program to guarantee the quality and security of the electricity system and rationalize public entities’ consumption of energy.

In March 2016, Resolution No. 22/2016 of the Ministry of Energy and Mining set forth an update in the compensation established for electricity generators with retroactive effect as from February 2016.

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

In July 2003, UNIREN was created under the joint jurisdiction of the Ministry of Economy and the Ministry of Federal Planning. UNIREN’s mission is, among other purposes, to provide assistance in the renegotiation of contracts with utilities, execute comprehensive or partial agreements with utility companies and submit regulatory projects related to transitional price and rate adjustments. Pursuant to Law No. 27,200, enacted in December 2015, the term to renegotiate contracts for public works and utility services was extended through December 31, 2017.

On April 7, 2014, the ENARGAS passed Resolution No. 2,852/14 defining the new tariff schedules that include an increase in the rate applicable to natural gas transportation rates. The increase in the rate is staggered as follows: 8% from April 1, 2014, 5.5% from June 1, 2014 and 5.3% from August 1, 2014, or a cumulative increase of 20%.

On June 5, 2015, the ENARGAS issued Resolution No. 3,347, complementary to the Resolution No. 2,852/14, defining an increase in the tariff schedules applicable to natural gas transportation as from May 1, 2015, which represented a temporary increase of 44.3% in the price of natural gas transportation and 73.2% in the CAU.

On February 16, 2016, through Decree No. 367/2016, dissolved the UNIREN and transferred the responsibility of renegotiating public service agreements to the ministries with jurisdiction over the relevant activity. The Ministry of Energy and Mining and the Ministry of Economy and Public Finance assumed UNIREN’s duties regarding TGS’s renegotiation process.

Additionally, the new administration, Decree No. 367/2016 empowered such ministries jointly with the Ministry of Economy and Public Finance to conclude partial renegotiation agreements and temporary price and tariff adjustments that are necessary to ensure the continuity of the normal provision of the corresponding public services, until the completion of the comprehensive renegotiation process, which shall be effected as an advance of future increases pursuant to the comprehensive tariff review.

These transitional adjustments were made in advance of future increases allowed pursuant to the comprehensive renegotiation process. Pursuant to Resolution No. 31/16 of the Ministry of Energy and Mining, TGS and the ENARGAS are expected to conclude the renegotiation process within twelve months following the issuance of Resolution No. 3,724/16.

On March 31, 2016, the ENARGAS issued Resolution No. 3,724, which approved the tariff schedule applicable as from April 1, 2016, including the CAU for the Natural Gas Transportation business segment, which represented a 200.1% increase. This increase is associated with the implementation of a Mandatory Investment Plan to be fulfilled by TGS between April 2016 and March 2017, involving future capital expenditures of Ps.794.3 million to be overseen by the ENARGAS. Futhermore, TGS shall submit evidence of compliance with such Mandatory Investment Plan to obtain ENARGAS’s prior authorization to distribute dividends.

These increases represent a partial recognition of TGS’ prior administrative claims, and as such, TGS will continue with all legal actions initiated until it obtains full enforcement of its rights, including those necessary to accomplish the execution of the Comprehensive Agreement. See “Item 4. Information on the Company—Gas and Energy—Gas Transportation—TGS—Tariff Renegotiation Process.”

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

As a result of full payment of CIESA’s financial debt, in the third quarter of 2012 we recorded a net gain of Ps.291 million attributable to our equity interest in CIESA, of which Ps.221 million and Ps.165 million were shown under “Other Operating Income” and “Share of Net Loss of Equity Accounted Investments,” respectively, with a Ps.95 million charge recorded in the “Income Tax” line item.

Pursuant to the settlemene agreement, CIESA notified the CNV of the formal cancellation of its corporate bonds. On May 30, 2013, the CNV approved CIESA’s withdrawal from public offering and listing through Resolution No. 17,904. See “—Gas Transportation—TGS—Our Interest in TGS and Corporate Developments.”

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

In March 2006, through our related companies in Venezuela, we signed a memorandum of understanding with PDVSA and the CVP in order to effect the migration of our four pre-existing operating agreements. As a result, all of our operating service agreements were converted into mixed companies in which the Venezuelan government, through the CVP, holds at least 60% of the share capital and private companies hold the remaining.

The operating conditions derived from the migration of pre-existing operating agreements had an adverse impact on the recoverable value of our assets in Venezuela. The recoverability of these investments is highly sensitive to crude oil price volatility, to economic, social and regulatory changes in Venezuela and, particulary to the business plans of mixed companies to reserves development. (see Note 17.2 to the Audited Consolidated Financial Statements).

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

International prices for crude oil have fluctuated significantly since July 2014. Changes in crude oil prices usually entail changes in the price for oil-related products.

In 2015, the annual average price of Brent crude oil was U.S.$52.3 per barrel. A further decrease in prices left the average price at U.S.$37.7 per barrel in December 2015. On April 15, 2016, price of Brent crude oil stood at U.S.$43.09 per barrel.

See “Item 3. Key Information—Risk Factors—Factors Relating to Our Business—Substantial or extended declines and volatility in the prices of crude oil, oil products and natural gas may have an adverse effect on our results of operations and financial condition and Limitation on local pricing in Argentina may adversely affect our result of operations.”

(5) Oil and Gas Production in Argentina

Oil and gas reserves in Argentina have followed a downward trend in recent years. According to official data from the SE, proved oil and gas reserves dropped by 9% in the 2009-2014 period. In 2015, oil production averaged 532 thousand barrels per day, remaining stable with respect to 2014. Gas production increased by 3.6% in the same period to an average of 117.8 million cubic meters per day.

Our oil and gas reserves in Argentina declined by 12% in 2015. Our oil equivalent production dropped by 14% in 2015, mainly due to the sale of our interest in the Santa Cruz I, Santa Cruz I Oeste and Santa Cruz II areas, all of them located in the Austral basin, and to a lesser extent, the natural decline of mature fields in Argentina.

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

On January 31, 2014, our Board of Directors approved the sale to YPF of our entire interest in the Puesto Hernández Joint Operation (UTE) agreement, for a total price of U.S.$40.7 million. This transaction represented for us an early termination of the agreement entered into with YPF in 1991 to operate Puesto Hernández, which is an area covering 147 km2 and located in the Provinces of Neuquén and Mendoza.

On December 30, 2014, the legislature of the Province of Rio Negro ratified the agreement entered into with the government of the Province of Rio Negro to extend for an additional 10-year term our concessions in 25 de Mayo-Medanito S.E., Jagüel de los Machos and Río Neuquén production fields. We operate those three areas and hold a 100% stake in the 25 de Mayo-Medanito S.E. and Jagüel de los Machos production fields. As part of our agreement to extend our concessions, we agreed to transfer 5% of the rights and obligations arising from our concession in Río Neuquén field to Empresa de Desarrollo Hidrocarburífero Provincial S.A. (EDHIPSA). As of the date of this Annual Report the transfer is still to be implemented.

On December 30, 2014, the legislature of the Province of Rio Negro also ratified its agreement with PELSA (as operator of the relevant area), to extend our concession in the Entre Lomas field for an additional 10 years.

On March 4, 2015, the Secretary of Energy of the Province of Salta granted us, through Resolution 07/2015, an extension of the second exploration period in the Chirete concession area for a period of two years. On March 19, 2015, our Board of Directors approved the transfer of a 50% stake in the Chirete area to the High Luck Group which was approved by the authorities of the Province of Salta through Decree No. 3129 on September 10, 2015. On November 19, 2015, the Secretary of Energy of the Province of Salta granted us an additional one-year extension of the second exploration period, which expires in November 2016.

On March 30, 2015, our Board of Directors approved the sale to CGC of our entire interest in the Austral Basin in Argentina, which includes our interest in the UTEs in Santa Cruz I, Santa Cruz I Oeste, Glencross and Estancia Chiripá, our assets associated with Santa Cruz II, Punta Loyola Pier and oil and gas pipelines operated in the basin, for a total price of U.S.$101 million and recongnized income before income tax of Ps. 675 million. The relevant concessions cover an area of 11,500 km2 and are located in the Province of Santa Cruz. Prior to transferring our interest in the concessions, our share of the Austral Basin’s daily combined oil and gas production was approximately 15,000 barrels of oil equivalent per day.

In August 2015, the Province of Río Negro granted PELSA with the Exploitation Concession for Lote Jarilla Quemada, which was part of Agua Amarga exploration area.

On September 7, 2015, the Province of La Pampa took possession of the portion of the Jagüel de los Machos area located within the territory of La Pampa following the expiration of our concession over the area. Although an agreement had been reached between the government of the Province of La Pampa and us prior to the expiration of the concession, in order to be binding, the agreement required approval by the provincial legislature which was not obtained.

In October and November 2015, in accordance with Section 5.2 of the association agreements relating to the Enarsa 1 and Enarsa 3 exploration areas in effect since April 2006 and November 2006, respectively, we informed our partners in those areas of our decision not to participate in the conversion of such agreements into exploration permits. In November 2015 and March 2016 we also informed such decision to the SE and the Ministry of Energy and Mining, respectively.

On July 24, 2015, the Province of Neuquén approved the sale of 50% of our share in Parva Negra Este to ExxonMobil Exploration Argentina S.R.L.

(8) Divestment of Distrilec

On January 30, 2013, we sold our 48.5% indirect interest in Distrilec, Edesur’s parent company, for U.S.$35 million and recorded a loss of Ps.34 million on that investment (see Note 17.1.1 to the Audited Consolidated Financial Statement).

DISCUSSION OF RESULTS

The table below presents our selected consolidated financial data for the fiscal years indicated.

	For the year Ended December 31,
	2015	2014	2013
	(in millions of pesos)
IFRS Summary Financial Data:
Sales	21,955	20,738	15,340
Cost of sales	(15,554)	(14,490)	(11,260)

Gross profit	6,401	6,248	4,080
Administrative and selling expenses	(2,921)	(2,416)	(1,797)
Exploration expenses	(148)	(70)	(82)
Other operating expenses, net	(123)	(779)	(571)
Share of net loss of equity accounted investments	(1,290)	(1,735)	(279)

Operating income	1,919	1,248	1,351
Financial results	(53)	72	53

Income before income tax	1,866	1,320	1,404
Income tax	(971)	(742)	(552)

Net income	895	578	852

Net income attributable to:
Shareholders of the Company	853	458	779
Non-controlling interest	42	120	73

Total	895	578	852

The following tables set out sales, gross profit (loss) and operating income for each of our business segments for the years ended December 31, 2015, 2014 and 2013. Sales eliminations relate to intersegment sales. Gross profit eliminations relate to adjustments to intersegment sales and costs associated with such sales. Intersegment transactions are made at market prices.

The business segment year-to-year comparisons that follow include intersegment sales.

	For the year ended December 31,
	2015	2014	2013
	(in millions of pesos)
Sales (1)
Oil and Gas Exploration and Production	10,449	10,553	7,838
Refining and Distribution	12,093	11,476	8,146
Petrochemicals	4,509	4,436	3,348
Gas and Energy (2)	4,625	3,487	2,704
Eliminations	(9,721)	(9,214)	(6,696)

Total	21,955	20,738	15,340

Gross Profit (loss) (3)
Oil and Gas Exploration and Production	3,330	3,534	2,337
Refining and Distribution	1,305	1,308	794
Petrochemicals	681	810	521
Gas and Energy (2)	918	691	486
Eliminations	167	(95)	(58)

Total	6,401	6,248	4,080

	For the year ended December 31,
	2015	2014	2013
	(in millions of pesos)
Operating Income
Oil and Gas Exploration and Production	1,592	735	1,342
Refining and Distribution	40	412	216
Petrochemicals	390	505	306
Gas and Energy (2)	752	557	398
Corporate	(1,016)	(841)	(846)
Eliminations	161	(120)	(65)

Total	1,919	1,248	1,351

(1)	Royalties with respect to the oil and gas business in Argentina are accounted for as a cost of production and are not deducted in determining sales.
(2)	This segment includes Electricity and Gas Transportation.
(3)	Sales less cost of sales.

YEAR ENDED DECEMBER 31, 2015 COMPARED TO YEAR ENDED DECEMBER 31, 2014

Net income attributable to shareholders of the Company: Net income attributable to our shareholders increased by Ps.395 million or 86.2%, to Ps.853 million in 2015 from Ps.458 million in 2014. This increase was primarily the result of a decrease in losses resulting from other operating expenses and our share of net loss of equity accounted investments, partially offset by an increase in administrative and selling expenses.

Sales: Sales increased by Ps.1.2 billion, or 5.9%, to Ps.22.0 billion in 2015 from Ps.20.7 billion in 2014. This increase was mainly attributable to sales increases of Ps.1.1 billion, Ps.617 million and Ps.73 million in the Gas and Energy, Refining and Distribution and Petrochemicals business segments, respectively, partially offset by sales decrease of Ps.104 million in the Oil and Gas Exploration and Production business segment. Inter segment sales totaled Ps.9.7 billion in 2015 and Ps.9.2 billion in 2014. Most of these inter segment sales were attributable to the Oil and Gas Exploration and Production, Refining and Distribution and Gas and Energy business segments.

Gross profit: Gross profit for 2015 increased by Ps.153 million, or 2.4%, to Ps.6.4 billion in 2015 from Ps.6.2 billion in 2014. This increase is mainly attributable to an increase in gross profit of Ps.227 million in the Gas and Energy business segment, partially offset by declines of Ps.204 million and Ps.129 million in the gross profit of our Oil and Gas Exploration and Production and Petrochemicals business segments, respectively. Results from inter segment sales improved during 2015 mainly due to changes in the Refinery’s crude oil production levels.

Administrative and selling expenses: Administrative and selling expenses increased by Ps.505 million, or 20.9%, to Ps.2.9 billion from Ps.2.4 billion in 2014, mainly as a consequence of administrative and selling expenses increases of Ps.278 million, Ps.208 million and Ps.51 million in the Refining and Distribution, Oil and Gas Exploration and Production and Corporate Center segments, respectively.

Exploration expenses: Exploration expenses totaled Ps.148 million in 2015 and Ps.70 million in 2014, representing an increase of Ps.78 million, or 111.4%. This increase is attributable to an increase in expenses incurred in connection with unsuccessful wells. See “—Analysis of Operating Income by Business Segment—Oil and Gas Exploration and Production.”

Other operating expenses, net: Other operating expenses, net decreased by Ps.656 million, or 84.2%, and totaled Ps.123 million and Ps.779 million in 2015 and 2014, respectively. This variation is mainly attributable to the Oil and Gas Exploration and Production segment which accounted for Ps.570 million of the decrease. See “—Analysis of Operating Income by Business Segment—Oil and Gas Exploration and Production.”

Share of net loss of equity accounted investments: Our share of net loss of equity accounted investments decreased by Ps.445 million to Ps.1.3 billion in 2015 from Ps.1.7 billion in 2014, mainly attributable to a decrease in losses of Ps.620 million in the Oil and Gas Exploration and Production business segment, partially offset by increased losses of Ps.133 million and Ps.42 million in the Refining and Distribution and Gas and Energy business segments, respectively.

Operating income: Operating income increased by Ps.671 million, or 54%, to Ps.1.9 billion in 2015 from Ps.1.2 billion in 2014. This increase is mainly attributable to increases of Ps.857 million and Ps.195 million in the operating income of our Oil and Gas Exploration and Production and Gas and Energy business segments, respectively, which were partially offset by a decrease of Ps.372 million and Ps.115 million in the operating income of our Refining and Distribution and Petrochemicals business segments, respectively. See “—Analysis of Operating Income by Business Segment—Oil and Gas Exploration and Production.”

Financial results: We recorded a financial loss of Ps.53 million in 2015 compared to a financial gain of Ps.72 million in 2014. This loss was mainly the result of an increase in the net interest cost of employement benefit obligations, and a decrease in exchange gains, partially offset by net interest gains as a result of higher interest rate on financial investments in 2015.

Income tax: Income tax charges for 2015 and 2014 totaled Ps.971 million and Ps.742 million, respectively, mainly as a result of improved results for 2015. The 31% increase was attributable to a higher deferred tax loss as a consequence of the effects of the greater devaluation of the peso for exchange differences, compared to 2014 in which such increase was attributable to investment impairment in OCP, which was non-deductible for tax purposes.

PESA’s business is mainly focused on the energy sector, through activities relating to oil and gas exploration and production, refining and distribution, petrochemicals and gas and energy. Expenses not attributable to any other operating segment are shown under Corporate and include among other, management fees, taxes on financial transactions, financial liability interests and income taxes, which are incurred by us in the ordinary course of operations.

ANALYSIS OF OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

Operating income: Operating income for the Oil and Gas Exploration and Production business segment increased by Ps.857 million, or 117%, to Ps.1.6 billion in 2015 from Ps.735 million in 2014, mainly as a result of a decrease in our share of net loss of equity accounted investments and an increase of Ps.570 million in other operating income.

Sales: Sales for this business segment decreased by Ps.104 million, or 1.0%, to Ps.10.5 billion from Ps.10.6 billion in 2014.

Argentina

Sales attributable to operations in Argentina decreased by Ps.30 million in 2015, or 0.3%, to Ps.10.3 billion from Ps.10.4 billion in 2014, primarily as a result of the decline in oil and gas sales volumes, which averaged 67.4 thousand barrels of oil equivalent per day in 2015 compared to 77.7 thousand barrels of oil equivalent per day in 2014, partially offset by an increase in average gas sales prices. Lower oil and gas volumes were primarily attributable to the sale of assets in the Austral basin in the first quarter of 2015, with a daily combined oil and gas production of approximately 15,000 barrels of oil equivalent per day, and to a lesser extent, natural decline of mature fields, partially offset by the start of production of new gas and oil wells in the Neuquén basin.

Crude oil sales decreased by Ps.890 million, or 10.8%, to Ps.7.4 billion in 2015 from Ps.8.3 billion in 2014, mainly due to a 15.1% drop in sales volumes, partially offset by a 5% rise in the average sales price to Ps.647 per barrel from Ps.616 per barrel. Sales volumes totaled 31.2 thousand barrels in 2015 compared to 36.7 thousand barrels in 2014.

Gas sales increased by Ps.884 million, or 43.7%, to Ps.2.9 billion from Ps.2.0 billion, mainly due to a 63.1% increase in average sales prices to Ps.36.7 per thousand cubic feet in 2015 from Ps.22.5 per thousand cubic feet in 2014 as a result of the implementation of Gas Program II and, to a lesser extent, to the higher proportion of gas sold under such program. Daily gas sales volumes, however, totaled 216.9 thousand cubic feet and 246.1 thousand cubic feet, in 2015 and 2014, respectively.

Outside of Argentina

Total sales for operations outside of Argentina decreased by Ps.74 million, or 38.5%, to Ps.118 million from Ps.192 million, mainly attributable to operations in Bolivia.

Gross profit: Gross profit for this business segment decreased by Ps.204 million, or 5.8%, to Ps.3.3 billion in 2015 from Ps.3.5 billion. Our margin on sales was 31.9% and 33.5% in 2015 and 2014, respectively, mainly derived from operations in Argentina.

In 2015, gross profit attributable to operations in Argentina decreased by Ps.174 million, or 5%, to Ps.3.3 billion in 2015 from Ps.3.4 billion in 2014, and margins on sales decreased to 31.7% in 2015 from 33.3% in 2014, primarily due to a decline in sales volumes and increased production costs, partially offset by increases in sales prices.

Gross profit for operations outside of Argentina decreased by Ps.30 million, or 37.5%, to Ps.50 million from Ps.80 million, with a gross margin on sales of 42.4% and 41.7%, each in 2015 and 2014, respectively.

Administrative and selling expenses: Administrative and selling expenses increased by Ps.51 million, or 9.8%, to Ps.571 million in 2015 from Ps.520 million in 2014. This increase is attributable to higher expenses due to increased prices, primarily in wages, in 2015.

Exploration expenses: Exploration expenses increased by Ps.78 million, or 111.4%, to Ps.148 million in 2015 from Ps.70 million in 2014, as a result of operations in Argentina. Expenses for unsuccessful wells totaled Ps.83 million in 2015 and Ps.11 million in 2014. Geological and geophysical expenses in 2015 remained stable compared to 2014.

Other operating income (expenses), net: Other operating income, net totalled Ps.191 million in 2015 compared to a loss of Ps.379 million in 2014. The gain recorded in 2015 was primarily attributable to the sale of assets in the Austral basin and reassessment of ship or pay liabilities in Ecuador, accounting for profits of Ps.675 million and Ps.507 million, respectively. These were partially offset by impairment charges related to fields in Argentina and Bolivia and to the expiration of the Jagüel de los Machos concession, accounting for losses of Ps.635 million and Ps.121 million, respectively. The loss recorded in 2014 is mainly attributable to charges for environmental remediation (due to extension of concessions in Río Negro), idle capacity, contingencies and impairment charges on fields in Bolivia, accounting for losses of Ps.166 million, Ps.150 million, Ps.95 million and Ps.94 million, respectively, which were partially offset by gains of Ps.181 million derived from the sale of our interest in the Puesto Hernández Joint Venture (UTE).

Share of net loss of equity accounted investments: Our share of net loss of equity accounted investments was Ps.1.2 billion in 2015 compared to Ps.1.8 billion in 2014, mainly attributable to lower impairment charges of our investment in OCP.

Refining and Distribution

Operating income: Operating income for this business segment decreased by Ps.372 million, or 90%, to Ps.40 million in 2015 from Ps.412 million in 2014, mainly as a result of an increase in administrative and selling expenses and our share of net loss in Refinor.

Sales: Sales for this business segment increased by Ps.617 million, or 5.4%, to Ps.12.0 billion in 2015 from Ps.11.5 billion in 2014, mainly as a result of increased refined product sales of Ps.1.0 billion, partially offset by a Ps.438 million decrease in crude oil sales.

In 2015, the Refinery processed an average of 28,704 oil barrels per day, accounting for 94.1% of its installed capacity, with processed volumes being 6% higher compared to 2014, mainly due to scheduled shutdowns for maintenance works performed in 2014, which resulted in reduced availability of refined products and increased crude oil sales to third parties in 2014.

As a result, total sales volumes of refined products increased by 154 thousand cubic meters, or 8.3%, to 2,011 thousand cubic meters in 2015 from 1,857 thousand cubic meters in 2014.

In 2015, sales volumes of diesel oil, gasoline, fuel oil and IFOs and other oil related products totaled 865 thousand cubic meters, 564 thousand cubic meters, 399 thousand cubic meters and 183 thousand cubic meters, respectively. In 2014, sales volumes of diesel oil, gasoline, fuel oil and IFOs and other oil related products totaled 784 thousand cubic meters, 491 thousand cubic meters, 394 thousand cubic meters and 188 thousand cubic meters, respectively.

The decrease in crude oil sales was mainly a result of reduced sales volumes and a decline in average sales prices. Sales volumes of crude oil totaled 124 thousand cubic meters and 220 thousand cubic meters in 2015 and 2014, respectively.

Gross profit: Gross profit for this business segment stood at Ps.1.3 billion in 2015 and 2014, with margin on sales reaching 10.8% in 2015 and 11.4% in 2014.

Administrative and selling expenses: Administrative and selling expenses increased by Ps.278 million, or 28.8%, to Ps.1.2 billion in 2015 from Ps.964 million in 2014, mainly as a consequence of higher selling expenses, basically maintenance expenses related to our own network, inland and ocean freight costs, taxes and labor costs.

Other operating income (expenses), net: Other operating income, net totalled Ps.13 million in 2015 compared to other operating expenses of Ps.29 million in 2014.

Share of net loss of equity accounted investments: Our share of net loss of equity accounted investments in this business segment is attributable to our equity interest in Refinor, which accounted for a loss of Ps.36 million in 2015, compared to a gain of Ps.97 million in 2014, mainly due to a decrease of 38% in processed volumes of imported crude oil from Bolivia, a drop in rich gas production from Bolivia, and the impact that the fall in international market prices had on LPG and virgin naphtha export prices.

Petrochemicals

Operating income: Operating income for this business segment decreased by Ps.115 million, or 22.7%, to Ps.390 million from Ps.505 million in 2014, primarily as a result of a decrease in our sales margins.

Sales: Sales for this business segment increased by Ps.73 million, or 1.6%, to Ps.4.5 billion in 2015 from Ps.4.4 billion in 2014, primarily as a consequence of an increase in revenues from the catalytic reformer plant operations, partially offset by a 7% decline in styrenic.

Styrenic products sales decreased by Ps.190 million to Ps.2.7 billion from Ps.2.9 billion in 2014, mainly as a consequence of a 7.3% decrease in average sales prices reflecting developments in the international market, partially offset by a slight increase in sales volumes to 170.4 thousand tons in 2015 from 169 thousand tons in 2014.

In 2015, average sales prices in pesos in the styrene, polystyrene and synthetic rubber lines decreased approximately 14.4%, 0.8% and 10.5%, compared to 2014, respectively.

Performance of the main styrenic products in 2015 was as follows:

Styrene sales volumes decreased by 2.6% to 69.1 thousand tons in 2015, mainly due to a decline in exports directed to Chile and Brazil.

Polystyrene and Bops (bi-oriented polystyrene) sales volumes increased by 13.8% to 66.5 thousand tons in 2015 from 58.4 thousand tons in 2014, mainly due to an increase in domestic sales.

Synthetic rubber sales volumes totaled 34.8 thousand tons, a decrease of 12.1% compared to 2014, mainly due to a 38% decline in exports to Chile and Brazil.

Revenues from the catalytic reformer plant operations rose by Ps.263 million, or 17%, to Ps.1.8 billion from Ps.1.5 billion in 2014, mainly as a consequence of a 9.8% improvement in average sales prices and a 6.6% rise in sales volumes to 353.1 thousand tons in 2015 from 331.3 thousand tons in 2014. This increase was mainly attributable to increased exports of intermediate gasoline and higher volumes of aromatic varieties sold in the domestic market.

Gross profit: Gross profit for this business segment decreased by Ps.129 million, or 15.9%, to Ps.681 million from Ps.810 million in 2014, with a drop in margin on sales from 18.3% in 2014 to 15.1% in 2015 mainly attributable to the decline in marketing margins as a result of the drop in international prices.

Administrative and selling expenses: Administrative and selling expenses increased by Ps.5 million, totaling Ps.221 million and Ps.216 million in 2015 and 2014.

Other operating expenses, net: Other operating expenses, net totalled Ps.70 million in 2015 compared to Ps.89 million in 2014.

Gas and Energy

Operating income: Operating income for this business segment increased by Ps.195 million, or 35%, to Ps.752 million in 2015 from Ps.557 million in 2014.

Gross profit: Gross profit for this business segment rose by Ps.227 million, or 32.9%, to Ps.918 million in 2015 from Ps.691 million in 2014, mainly due to increased electricity generation operations.

Administrative and selling expenses: Administrative and selling expenses decreased by Ps.37 million, or 24.3%, to Ps.115 million in 2015 from Ps.152 million in 2014, mainly due to recoveries of previously unpaid trade receivables from hydrocarbon marketing and transportation transactions in 2015.

Other operating income (expenses), net: We recorded operating expenses, net of Ps.7 million in 2015 compared to other operating income, net of Ps.20 million in 2014.

Share of net loss of equity accounted investments: Share of net loss of equity accounted investments accounted for a loss of Ps.44 million and Ps.2 million in 2015 and 2014, respectively, mainly attributable to our equity interest in CIESA, which was adversely affected by the impact of the significant devaluation of the peso on CIESA’s net borrowing position in foreign currency. See “—Analysis of Share of Net Loss of EquityAccounted Investments.”

Electricity Generation

Operating income: Operating income for this business segment increased by Ps.213 million, or 44.4%, to Ps.693 million in 2015 from Ps.480 million in 2014.

Sales: Sales for electricity generation increased by Ps.273 million, or 19.3%, to Ps.1.7 billion from Ps.1.4 billion in 2014, mainly due to an improvement in average sales prices, as a result of the implementation of Resolution No. 482/2015, and, to a lesser extent, increased sales volumes in 2015. In this respect, sales volumes attributable to the Genelba, Pichi Picún Leufú, Genelba Plus and Ecoenergía power plants totaled 6,968 Gwh in 2015 compared to 6,638 Gwh in 2014. Higher sales volumes in 2015 were due to fewer scheduled shutdowns for major maintenance works at the Genelba and Genelba Plus power plants and higher water supply at the Pichi Picún Leufú Hydroelectric Complex.

The availability factor and the reliability factor of Genelba, Genelba Plus, Pichi Picún Leufú and EcoEnergía power plants reached 99%, 100%, 100% and 96% in 2015, respectively, similar to the levels recorded in 2014.

Gross profit: In 2015, gross profit for this business segment increased by Ps.186 million, or 35%, to Ps.717 million in 2015 from Ps.531 million in 2014 and margin on sales attributable to all power plants rose to 42.6% in 2015 from 37.6% in 2014. The improvement in gross profit for this business segment in 2015 was mainly attributable to the above-mentioned improvement in sales prices and, to a lesser extent, to increased delivery by Pichi Picún Leufú and Genelba power plants.

Marketing and Transportation of Gas

Operating income: Operating income for this business segment increased by Ps.18 million, or 22.8%, to Ps.97 million in 2015 from Ps.79 million in 2014.

Sales: Sales for this business segment increased by Ps.888 million, or 36.9%, to Ps.3.3 billion from Ps.2.4 billion in 2014, mainly as a result of increased revenues from gas sales.

Revenues from gas sales rose by Ps.891 million, or 37%, to Ps.3.3 billion in 2015 from Ps.2.4 billion in 2014, mainly due to a 51% increase in average sales prices. Sales volumes totaled 230.1 million cubic feet in 2015 compared to 253.7 million cubic feet in 2014. The improvement in average sales prices was primarily attributable to the implementation of the Gas Program II in 2015 and, to a lesser extent, an improvement in rates for the residential and generation companies segments.

Gross profit: Gross profit totaled Ps.201 million in 2015 compared to Ps.160 million in 2014 and our margin on sales decreased to 6.1% in 2015 from 6.6% in 2014.

ANALYSIS OF SHARE OF NET LOSS OF EQUITY ACCOUNTED INVESTMENTS

The table below shows our share of profit (loss) of equity accounted investments for 2015 and 2014.

	For the year ended December 31,
	2015	2014
	(in millions of pesos)
CIESA (Gas and Energy)	(50)	(6)
Mixed companies in Venezuela (Oil and Gas E&P)	(1,223)	(1,385)
Refinería del Norte S.A. (Refining and Distribution)	(36)	97
OCP (Oil and Gas E&P)	—	(464)
Others	19	23

Total	(1,290)	(1,735)

Our share of net loss of equity accounted investments decreased by Ps.445 million to Ps.1.3 billion in 2015 from Ps.1.7 billion in 2014, mainly due to a decreased loss of Ps.626 million in the Oil and Gas Exploration and Production business segment, which was partially offset by an increased loss of Ps.133 million and Ps.44 million in the Refining and Distribution and Gas and Energy business segments, respectively.

CIESA / TGS: Our share of net loss of equity in CIESA increased by approximately Ps.44 million to Ps.50 million in 2015 from Ps.6 million in 2014, as a result of a significant devaluation of the peso against the U.S. dollar which adversely effected CIESA’s net borrowing position in foreign currency.

Mixed companies in Venezuela: Our share of net losses in mixed companies in Venezuela decreased by approximately Ps.162 million to Ps.1.2 billion in 2015 from Ps.1.4 billion in 2014. This decrease is primarily the result of lower impairment charges of Ps.1.2 billion in 2015 compared to Ps.1.3 billion in 2014.

Refinería del Norte S.A.: Our share of net loss of equity in Refinor accounted for a loss of Ps.36 million in 2015 compared to a gain of Ps.97 million in 2014, mainly due to a decrease of 38% in processed volumes of imported crude oil from Bolivia, a drop in rich gas production from Bolivia, and that the impact the fall in international market prices had on LPG and virgin naphtha export prices.

OCP: As of December 31, 2015 and 2014, OCP had negative shareholders’ equity. PESA has not committed to make capital contributions or provide financial assistance to OCP; therefore, our equity interest in OCP was valued at zero and we recorded a net loss of Ps.464 million for 2014 after giving effect to the capitalization during 2014 of a credit we held against OCP.

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

Gross profit: Gross profit for this business segment increased by Ps.1.2 billion, or 51.2%, to Ps.3.5 billion in 2014 from Ps.2.3 billion in 2013. Our margin on sales was 33.5% and 29.8% in 2014 and 2013, respectively, mainly derived from operations in Argentina.

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

Downward revision in our reserves estimates may result in: (a) higher depreciation and depletion charges in future periods, and/or (b) an immediate write-down of an asset’s book value. If, on the other hand, the oil and gas reserves quantities were to be revised upward, our per barrel depreciation and depletion expense, would be lower. Changes in proved oil and gas reserves will also affect the standardized measure of discounted cash flows presented under Item 18 of Form 20-F.

Impairment of Assets

Property, plant and equipment

As of December 31, 2015, our property, plant and equipment, net of accumulated depreciation and depletion, amounted to Ps.14.2 billion.

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

In subsequent periods, reversal of an impairment charge is evaluated if there are changes in the assumptions used to determine the asset recoverable value. In such a case, the book value of the asset or cash generating unit is written up to the lower of: (a) the book value that the asset or cash generating unit would have had if the impairment had never been recognized, and (b) its recoverable value.

As of December 31, 2015, 2014 and 2013, we recognized impairment charges of Ps.635 million, Ps.94 million and Ps.11 million, respectively, on property, plant and equipment.

Equity accounted investments

The recoverability of our investments is highly sensitive to crude oil price volatility, to economic, social and regulatory changes and, particularly, to resulting business plans. In determining the recoverable value of our investments, we use our management’s best assumptions regarding prices based on business plans, production curves, transaction costs at market value and investment needs to develop reserves for equity accounted investments. Discount rates used to measure recoverable value consider the type of asset involved, the business segment and the country where operations are conducted. Our estimates are inherently imprecise because they reflect our management’s expectation of future conditions that are often outside our management’s control.

In 2015, 2014 and 2013, we recognized impairment charges for our equity accounted investments in mixed companies in Venezuela totaling Ps.1,213 million, Ps.1,342 million and Ps.520 million, respectively. Additionally, in 2014, we recognized impairment charges of Ps.464 million for our equity accounted investment in OCP.

Successful Efforts Method of Accounting and Asset Retirement Obligations

We use the successful efforts method of accounting for our oil and gas exploration and production activities. This method involves the capitalization of: (i) the cost of acquiring properties in oil and gas exploration and production areas: (ii) the cost of drilling and equipping exploratory wells that result in the discovery of commercially recoverable reserves; (iii) the cost of drilling and equipping development wells; and (iv) the estimated asset retirement obligations.

According to the successful efforts method of accounting, exploration costs, excluding exploratory well costs, are expensed during the period in which they are incurred. Drilling costs of exploratory wells are capitalized until a determination is made on whether the drilling resulted in proved reserves that justify the commercial development. If reserves are not found, such drilling costs are expensed. Occasionally, we may determine the existence of oil and gas reserves in an exploratory well, but the reserves cannot be classified as proved because drilling is complete. In those cases, such costs continue to be capitalized insofar as it is determined that sufficient reserves exist to warrant the well’s completion as a production well and we are making sufficient progress in evaluating the economic and operating feasibility of the project. Expenses for unsuccessful wells totaled Ps.83 million, Ps.11 million and Ps.27 million in 2015, 2014 and 2013, respectively. As of December 31, 2015, we maintained capitalized exploratory well costs amounting to Ps.269 million.

The initial asset retirement obligations in hydrocarbons areas, discounted at a current rate, are capitalized in the cost of the assets and depreciated using the units of production method. Additionally, a liability at the estimated value of the discounted amounts payable is recognized. Changes in the measurement of asset retirement obligations that result from changes in the estimated timing, amount of the outflow of resources required to settle the obligation, or the discount rate, are added to, or deducted from, the cost of the related asset. If a decrease in the liability exceeds the carrying amount of the asset, the excess is recognized immediately in profit or loss.

Asset retirement obligations after completion of operations require our management to estimate the number of wells, long-term well abandonment costs and the time remaining until abandonment. Technology costs and political, environmental and safety considerations constantly change and may result in differences between actual future costs and estimates.

Asset retirement obligations estimates are adjusted when so justified by changes in the evaluation criteria or at least once a year.

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

We evaluate whether there would be additional expenses directly associated with the ultimate resolution of each contingency, which is included in a provision if it may be reasonably estimable.

Changes in the facts or circumstances related to these types of contingencies, as well as the future outcome of these disputes, can have a significant effect on the amount of provisions for legal proceedings recorded. As of December 31, 2015, provisions for legal proceedings in our financial statements (including current and non-current) amounted to Ps.268 million.

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

Changes in the facts or circumstances related to these types of liabilities may give rise to differences between actual future costs and estimates. As of December 31, 2015, reserves for environmental remediation (including current and non-current) amounted to Ps.338 million.

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

Changes in assumptions related to these types of liabilities may give rise to differences between actual future costs and estimates. As of December 31, 2015, related benefit liabilities amounted to Ps.534 million.

LIQUIDITY AND CAPITAL RESOURCES

The default on Argentine sovereign debt at the end of 2001, the global financial crisis and related decline in global stock markets as well as the insolvency of major financial institutions toward the end of 2008, and the current global economic slowdown, among other factors, have all significantly limited the ability of Argentine companies to access international financial markets at reasonable cost and conditions. Despite the recent measures taken by the new administration, the prospects for Argentine companies of accessing financial markets may be limited in terms of the amount of financing available, and the conditions and cost of such financing. See “Item 3. Key Information—Risk Factors.”

In response to the limited availability of financing for Argentine companies, we closely monitor our liquidity levels in order to ensure compliance with our financial obligations and meet the targets contemplated by our business plan. Our ability to execute and carry out our strategic business plan depends upon our ability to obtain financing at a reasonable cost and on reasonable terms. Along these lines, and as a guiding principle, financial solvency is the foundation on which sustainable development of our businesses is built.

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

Financial management highlights for the 2015 fiscal year include:

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

Analysis of Liquidity and Capital Resources

The table below reflects our statements of cash flow for the fiscal years ended December 31, 2015, 2014 and 2013 under IFRS. Amounts are stated in millions of pesos.

	For the year ended December 31,
	2015	2014	2013
Cash and cash equivalents at the beginning of the year	2,278	1,193	1,260
Net cash provided by operations	4,239	4,646	2,778
Net cash used in investing activities	(4,620)	(3,430)	(1,850)
Net cash used in financing activities	(233)	(412)	(1,173)
Effect of exchange rate changes on cash	565	281	178

Cash and cash equivalents at the end of the year	2,229	2,278	1,193

Cash

As of December 31, 2015, 2014 and 2013, cash and cash equivalents were Ps. 2.2 billion, Ps.2.3 billion and Ps.1.2 billion, respectively.

Our goal is to maintain excess cash primarily in short-term investments to ensure adequate liquidity levels. We primarily invest in money market mutual funds, overnight deposits and term deposits.

On October 25, 2011, the Argentine government issued Decree No. 1,722/11 providing that all foreign currency revenues obtained from exports made by mining and oil and gas companies must be repatriated and sold on the local foreign exchange market, which is the general regime applicable to revenues generated by Argentine exports. This decree requires PESA to repatriate and sell in the local foreign exchange market all of its export proceeds.

Subsequently, during April and May 2012, Resolution Nos. 142/12 and 231/12 issued by the Ministry of Economy, and Communication “A” 5,300 issued by the Central Bank reduced the time period for repatriation of export sale proceeds. In February 2016, Communication “A” 5,899 issued by the Central Bank eliminated the time period for repatriation of export collections established by Communication “A” 5,300. See “Item 3. Key Information—Risk Factors—Factors Relating to Argentina—Government intervention in the Argentine economy could adversely affect our results of operations or financial condition,” “Item 3. Key Information—Exchange Rates,” “Item 3. Key Information—Exchange Controls” and “Item 5. Operating and Financial Review and Prospects—Description of Indebtedness.”

Operating Activities

Net cash provided by operations totaled Ps.4.2 billion in 2015, Ps.4.7 billion in 2014 and Ps.2.8 billion in 2013.

Net cash provided by operations decreased by Ps.407 million, or 8.8%, to Ps.4.2 billion in 2015 from Ps.4.6 billion in 2014, mainly as a result of increased income tax payments and higher business expenses, which were partially offset by increased gross profit in 2015.

Net cash provided by operations increased by Ps.1.9 billion, or 67.2%, to Ps.4.6 billion in 2014 from Ps.2.8 billion in 2013, mainly as a result of improved gross profit in 2014, partially offset by increased selling expenses in line with the increase in sales.

Investing Activities

Net cash used in investing activities totaled Ps.4.6 billion in 2015, Ps.3.4 billion in 2014 and Ps.1.8 billion in 2013, as detailed in the table below. Amounts are stated in million of pesos:

	2015	2014	2013
Divestments	792	373	605
Capital expenditures	(5,474)	(3,853)	(2,524)
Other	62	50	69

Net cash used in investing activities	(4,620)	(3,430)	(1,850)

The Ps.1,190 million increase in cash used in investing activities in 2015 was mainly due to higher capital expenditures, partially offset by increased cash from divestments.

The Ps.1,580 million increase in cash used in investing activities in 2014 was mainly due to higher capital expenditures and decreased cash from divestments.

The table below reflects total capital expenditures, net of divestments, in millions of pesos:

	2015	2014	2013
– Oil and Gas Exploration and Production	5,079	3,460	2,237
– Refining and Distribution	191	188	166
– Petrochemicals	119	73	101
– Gas and Energy	65	97	6
– Corporate, Other and Eliminations	20	35	14

Total capital expenditures	5,474	3,853	2,524
– Divestments	(792)	(373)	(605)

Total net capital expenditures	4,682	3,480	1,919

Oil and Gas Exploration and Production

Capital expenditures in the Oil and Gas Exploration and Production business segment totaled Ps.5.1 billion, Ps.3.5 billion and Ps.2.2 billion in 2015, 2014 and 2013, respectively.

During 2015, 2014 and 2013, capital expenditures were mainly focused on improving the basic production curve, on exploration activities and on development of non-conventional gas reserves. Main expenditures included well drilling, expansion of secondary recovery projects and expansion of surface facilities and compression systems. Capital expenditures were focused on Argentina, primarily in seismic surveys and drilling.

In 2015, our investments included the drilling of 42 producing and injection wells and the repair of 23 wells mainly in the Neuquén basin. In addition, four onshore exploration wells were drilled to obtain data and assess productivity in the Vaca Muerta and Agrio formations.

In 2014, our investment plan involved the drilling of 36 producing and injection wells and the repair of 30 wells in the Neuquén Austral Basins. This included drilling 30 wells and repairing 22 wells in the Neuquén basin and drilling 6 wells and repairing 8 wells in the Austral Basin. Additionally in December 2014, the legislature of the Province of Rio Negro ratified the agreement entered into with the government of the Province of Rio Negro to extend for an additional 10-year term our concessions in the 25 de Mayo Medanito S.E., Jagüel de los Machos, Río Neuquén and Entre Lomas fields, which involves the payment of a fixed bond.

In 2013, our investment plan involved drilling 51 producing and injection wells and repairing 87 wells, mainly in the Neuquén basin, in Puesto Hernández, Medanito, El Mangrullo, Sierra Chata, Aguada de la Arena and Río Neuquén areas. In the Austral Basin, investments were mainly focused on Estancia Agua Fresca and La Paz areas.

Refining and Distribution

Capital expenditures in the Refining and Distribution business segment totaled Ps.191 million, Ps.188 million and Ps.166 million during 2015, 2014 and 2013, respectively.

During 2015, our investments in the Refinery were focused mainly on safety and environmental matters, legal compliance, and the optimization and revamping of the different refinery areas. Such investments included the acquisition of a Vacuum Recovery Unit (VRU) as part of the revamping plan of the truck loading yard, the clean up of waste water treatment tanks, and scheduled shutdowns of processing units and retrofitting works to loading areas at Puerto Galván. In addition, investments at Dock Sud and Caleta Paula Plants were associated with operational improvements related to logistics and tank revamping works.

During 2014, our investments in the Refinery were focused mainly on a scheduled maintenance shutdown, and, to a lesser extent, logistics improvements and safety and environmental matters. In addition, investments at Dock Sud and Caleta Paula Plants were associated with operational improvements in logistics and tank revamping works.

During 2013, our investments were made principally in the Bahía Blanca Refinery to improve loading and unloading facilities for vessels, the dispatch plant and to introduce new safety and environment-related technologies. In addition, at the Dock Sud Plant, Caleta Paula and the Heavy Products Plant, investments were made to improve logistics and tank upgrading.

Petrochemicals

In the Petrochemicals business segment, capital expenditures totaled Ps. 119 million, Ps.73 million and Ps.101 million in 2015, 2014 and 2013, respectively.

During 2015, we made investments of Ps.127 million, mainly in works related to the scheduled general shutdown, including, among others. catalyst and furnace tube replacement and compressor manteinance, performed at the Puerto General San Martín complex involving the styrene, ethylbenzene, ethylene plants, and San Lorenzo ethylene plant, the Power Plant and the waste water treatment plant. In addition, we made investments in the synthetic rubber unit, investments required for the gasoline reforming unit shutdown to be performed in 2016, and investments related to HES, maintenance and operational reliability at the styrene, polystyrene and synthetic rubber plants.

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

Gas and Energy

In the Gas and Energy business segment, capital expenditures totaled Ps. 65 million, Ps.97 million and Ps.6 million in 2015, 2014 and 2013, respectively.

The investments made in 2015 and 2014, were mainly attributable to major maintenance and the extension of the useful life of gas and steam turbines in the Genelba combined cycle.

Financing Activities

Net cash used in financing activities totaled Ps.233 million, Ps.412 million and Ps.1,173 million, in 2015, 2014 and 2013, respectively, as detailed in the table below in millions of pesos:

	2015	2014	2013
– Long-term debt payments	(46)	(111)	(1,302)
– Short-term debt financing, net	(24)	(124)	96
– Dividends paid[1]	(163)	(177)	(16)
– Long-term debt financing, net	—	—	49

	(233)	(412)	(1,173)

(1)	Includes dividends paid by PELSA.

We paid long-term debt in the amount of Ps.46 million, Ps.111 million and Ps.1.3 billion in 2015, 2014 and 2013, respectively.

Cash used in financing activities in 2013 included the payment of our Class R Notes in an amount of Ps.1.2 billion.

We paid cash dividends in the amount of Ps.137 million and Ps.116 million in 2015 and 2014, respectively. In addition, PELSA paid Ps.26 million, Ps.61 million and Ps.16 million attributable to non-controlling interest in 2015, 2014 and 2013, respectively.

DESCRIPTION OF INDEBTEDNESS

Substantially all of our financial debt and the debt of our principal subsidiaries is denominated in U.S. dollars. The description that follows describes the indebtedness of PESA and its consolidated subsidiaries.

As of December 31, 2015, 2014 and 2013, total indebtedness totaled Ps. 4 billion, Ps.2.7 billion and Ps.2.2 billion, respectively, as detailed in the table below:

	2015	2014	2013
Short-term debt:
– Bonds	29	19	15
– Financial institutions	32	73	193

	61	92	208

Long-term debt:
– Bonds	3,910	2,562	1,943
– Financial Institutions	—	25	81

	3,910	2,587	2,024

Total indebtedness	3,971	2,679	2,232

As of December 31, 2015, an aggregate principal amount of U.S.$300 million of our Series S Notes, issued under our U.S.$2.5 billion global note program that expired in May 2008, remained outstanding.

Our Series S Notes accrue interest at a 5.875% annual rate and mature in May 2017. Under the documentation governing the Series S Notes, if a change of control (as defined therein) occurs, we must make an offer to repurchase from the holders any and all outstanding Series S Notes at a purchase price equal to 101% of the aggregate principal amount of such notes outstanding, plus any accrued and unpaid interest thereon, through the purchase date. Our Series S Notes have the benefit of a credit enhancement pursuant to a standby purchase agreement entered into by Petrobras, pursuant to which, in the case of a default by us in the payment of principal, interest or any other amounts owed under the Series S Notes, Petrobras would be obligated to purchase from the holders of such notes, at their face value, all rights to receive payments arising thereunder. See “Item 3. Key Information—Risk Factors—We may not have the ability to raise the funds necessary to finance a change of control offer as required by our Series S Notes.”

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

The following table represents our debt maturity profile as of December 31, 2015:

	1 year	2 years	3 years	Total
Millions of pesos	61	3,910	—	3,971

On June 9, 2005, the Argentine government issued Decree No. 616/05, requiring that any cash inflow to the domestic market derived from foreign loans to the Argentine private sector shall have a maturity for repayment of at least 365 days from the date of the cash inflow. In addition, at least 30% of the amount had to be deposited with domestic financial institutions. This deposit (1) had to be registered, (2) had to be non-transferable, (3) had to be non-interest bearing, (4) had to be made in U.S. dollars, (5) had to have a term of 365 days, and (6) could not be used as security or collateral in connection with other credit transactions. Central Bank communication “A” 5850, issued on December 17, 2015, and Resolution No. 3 of the Ministry of Economy and Public Finance, issued on December 18, 2015, reduced from 365 days to 120 days the term for financial loan inflows, and from 30% to 0% the mandatory deposit estiblished by Decree No. 616/05.

Under Central Bank Communication “A” 4,860, issued on October 30, 2008, export collections required to be transferred and settled in the local exchange market must be transferred within a ten working day term to foreign offices of local financial institutions, except for export collections applied to the payment of export pre-financings granted by financial institutions outside Argentina. Under this requirement, the time frame to bring foreign currency into Argentina from certain export collections is reduced, resulting in a restriction on the term and amount of some of our sources of financing. Central Bank’s Communication “A” 5,899, dated February 4, 2016, removed the 10 day-period established by Communication “A” 4,860.

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

Under Central Bank Communication “A” 5,300, issued on April 26, 2012, export collections must be sold in the Argentine foreign currency market within 15 days from receipt of such funds abroad. Central Bank’s Communication “A” 5,899, dated February 4, 2016, removed the 15 day-period established by Communication “A” 5,300.

Under Central Bank Communication “A” 5,850, issued on December 17, 2015, and Resolution No. 3/15 of the Ministry of Economy and Public Finance, issued on December 18, 2015, certain restrictions established in Decree No. 616/05 were eliminated by the new administration, including (i) the elimination of the requirement to mandatory transfer and settle the proceeds from new foreign financial indebtedness incurred by the foreign financial sector, the non-financial private sector and local governments through the MULC (except that the evidence of the mandatory transfer and settlement of funds through the MULC will still be required for subsequent access to the MULC in order to repay principal and interest of such indebtedness); (ii) the reduction of the mandatory minimum period in which the proceeds of any new financial indebtedness and renewal of existing indebtedness incurred by residents, held by foreign creditors and transferred through the MULC must be kept in Argentina, from 365 calendar days to 120 calendar days from the date of the transfer of the relevant amount; (iii) in the case of partial or total prepayment of principal corresponding to foreign financial indebtedness, access to the MULC is permitted subject to the mandatory minimum period mentioned above; (iv) the reestablishment of Argentine residents’ rights to purchase foreign currency in an amount up to U.S.$ 2.0 million per month to acquire offshore assets without specific allocation; (v) the reduction from 30% to 0% of a mandatory, non-transferable and non-interest bearing deposit of the amount of certain transactions involving foreign currency inflows for a 365 calendar day period; and (vi) the elimination of the requirement of a minimum holding period (72 business hours) related to the purchase and sale of securities authorized to be listed or negotiated in different stock local and international exchange markets.

Under Central Bank’s Communication “A” 5,890, dated January 21, 2016, restrictions on the prepayment of new foreign financial indebtedness were removed. Prepayment of foreign financial indebtedness outstanding prior to December 17, 2015 is only allowed to the extent that prepayment is financed with foreign funds through capital contributions or the incurrence of foreign financial indebtedness.

Notwithstanding the measures recently adopted by the new administration, future measures issued by the Argentine government may curtail our ability to finance our operations through new loans granted by our controlling shareholder, its subsidiaries outside Argentina or any other kind of lender. Our ability to execute and carry out our strategic business plan depends upon our ability to obtain financing at a reasonable cost and on reasonable terms. See “Item 3. Key Information—Risk Factors—Factors Relating to Argentina—Government intervention in the Argentine economy could adversely affect our results of operations or financial condition” and “Item 3. Key Information—Exchange Rates” and “Item 3. Key Information—Exchange Controls.”

Change of Control and Cross-Default Provisions

Under the supplemental indenture for the Series S Notes, if a change of control occurs, we must offer to repurchase any and all such notes that are outstanding at a purchase price equal to 101% of the aggregate principal amount of such notes, plus any accrued and unpaid interest thereon and additional amounts, if any, through the purchase date. Our notes and financial indebtedness as of December 31, 2015 included cross-default provisions whereby, in the case of the notes, the trustee under the relevant notes may be instructed by the noteholders representing at least 25% of the related outstanding capital to declare, or in the cases of the bank financings, the relevant lender may declare, as the case may be, all the amounts owed thereunder to be due and payable if any of our or our significant subsidiaries’ debt is accelerated or not paid when due, provided that those due and unpaid amounts exceed the higher of U.S.$25 million or 1% of PESA’s shareholders’ equity at the time such debt is due, and provided further that the default has not been eliminated or cured within the applicable legal and/or contractual terms, after we have been served notice of the default.

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

Our outstanding notes and financial indebtedness include additional provisions which, in case of a breach and as long as such default is not waived or cured under the applicable legal and/or contractual terms, may also result in an acceleration of the debt.

In connection with other instruments to which we are a party, certain banking institutions have issued guarantees at our request in favor of third parties and we could be required to replace or to collateralize them with a cash deposit in case of a change of control. Additionally if we fail to replace or collateralize such guarantees, which may in turn trigger cross-default provisions in other of our debt instruments then outstanding, and therefore certain amounts may become immediately due. See “Item 3. Key Information—Risk Factors—Factors Relating to Our Business— If a change of control occurs, we may not have the ability to raise the funds necessary to finance a change of control the repurchase offer as required by our Series S Notes or to replace or collateralize guarantees.”

As of the date of this Annual Report, we have complied with all covenants and other terms and conditions under our loan agreements, corporate bonds and other financial indebtedness.

FUTURE CAPITAL REQUIREMENTS

PESA’s shareholders’ meeting held on April 28, 2016: (a) approved (i) in accordance with legal requirements, an increase of Ps.810 million in the reserve for future dividens, and the transfer to the legal reserve of Ps.43 million based on our results in 2015, and (ii) the maintenance of the reserve for future investments (consisting of an increase in the amount of Ps.5,474 million and a decrease in the amount of Ps.5,474 million); and (b) delegated to the Board of Directors the determination of the actual dividend distribution date and amount. As a result of the foregoing, as of the date of this Annual Report, the reserve for future dividends amounts to Ps.1,969 million and the reserve for future investments amounts to Ps.5,730 million.

We estimate that our capital expenditure requirements, debt payment obligations, dividend payments and working capital will be financed with cash from operations and, to a lesser extent, with new debt financings and possible divestments.

Our level of investments will depend on a variety of factors, many of which are beyond our control. These include the future evolution of the price of commodities we sell, the behavior of energy demand in Argentina and in regional markets, the existence and competitive impact of alternative projects, the enforcement of regulations and changes in applicable regulations, taxes and royalties, and the political, economic and social situation prevailing in the countries where we operate.

Oil and Gas Exploration and Production

Our 2016 investment plan is consistent with reserves replacement and production goals, mainly in the Neuquén basin in Argentina, and is primarily aimed at ensuring PESA’s sustainable growth.

Efforts will continue to develop oil and gas reserves through well drilling, delimitation of reserves, and expansion of secondary recovery projects and of relevant surface facilities.

Along these lines, and by using technology existing in Argentina, we will continue with exploration study and investment programs aimed at making new discoveries at conventional and non-conventional oil and gas reservoirs. As of December 31, 2015, we maintained investment commitments for approximately U.S.$9 million, including the perforation of exploratory wells in the Río Colorado, Río Atuel, and Parva Negra Este blocks, all located in Argentina. PELSA has investment commitments totaling U.S.$22 million related to the perforation of exploratory wells in the Entre Lomas area.

Refining and Distribution

In 2016, investments will focus on operational efficiency and reliability improvements for refining facilities as a whole and maintenance of PESA’s gas stations network.

Petrochemicals

In 2016, investments will be focused on reliability and maintenance activities, and the performance of a scheduled plant shutdown for maintenance works at Puerto General San Martín Gasoline Reforming unit.

Gas & Energy

In the Gas and Energy business segment, we will continue to seek to secure self-supply and, at the same time, develop profitable marketing alternatives.

OFF-BALANCE SHEET TRANSACTIONS

Other than as described below, we do not have any off-balance sheet arrangements required to be disclosed by Item 5 of Form 20-F.

OCP Investment’s Letters of Credit

In order to guarantee compliance with our financial commitments under the Ship or Pay transportation agreement executed with OCP and a portion of OCP’s contractual obligations, we are required to procure letters of credit. These letters of credit are required to remain in effect until December 2018. As of December 31, 2015, we had procured letters of credit for a total amount of approximately U.S.$64.2 million, mainly related to the Ship or Pay transportation agreement. As the letters of credit expire, we must renew or replace them. Otherwise, we would have to deposit cash in amounts equal to our guarantee obligations, which would have a material adverse effect on our cash flows.

Other Guarantees

In certain business operations in which PESA and its counterparties act as customers and suppliers, both sides have obtained guarantees (promissory bonds) in equivalent values, which as of December 31, 2015 amounted to Ps.652 million.

Our warranty bonds, sureties and guarantees as of December 31, 2015, which are not disclosed individually in the notes to our Audited Consolidated Financial Statements, amounted to Ps.2.6 billion and are mainly related to environmental, operating and legal obligations.

CONTRACTUAL OBLIGATIONS

The following table summarizes certain contractual obligations as of December 31, 2015. The table does not include accounts payable.

For further information on our contractual commitments, please see Note 32 to our Audited Consolidated Financial Statements.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of pesos)
Debt Obligations (1)	4,288	263	4,025	—	—
Investment commitments	18,654	8,235	5,438	—	4,981
Purchase Obligations
Long-term service agreement (2)	2,697	1,515	944	77	161
Petroleum services and materials (2)	8,526	5,611	2,451	464	—
Transportation capacity (3)	1,347	143	331	229	644
Gas purchase agreements for Genelba, PGSM & Bahía Blanca	212	212	—	—	—
Gasolines	23,181	3,758	4,158	4,158	11,107
Crude oil transportation agreement with OCP(4)	387	299	88	—	—
Pension Plan(4)	540	6	131	95	308

Total	59,832	20,042	17,566	5,023	17,201

Sales Obligations
Natural gas	745	745	—	—	—
Transportation capacity	12	4	7	1	—
Electric power	4,252	866	1,333	1,235	818
LPG	714	119	240	239	116
Gasolines	13,787	2,614	2,392	2,392	6,389
Diesel	247	247	—	—	—

Total	19,757	4,595	3,972	3,867	7,323

(1)	These projected amounts include interest accrued during all the periods presented.

(2)	Estimated price of Ps.0.71 million per million cubic meters.
(3)	Prices are generally determined by formulas based on future market prices. Estimated prices used to calculate the monetary equivalent of these purchase obligations for purposes of the table are based on current market prices as of December 31, 2015 and may not reflect actual future prices. Accordingly, the peso amounts provided in this table with respect to these obligations are provided for illustrative purpose only.
(4)	As set forth in our Audited Consolidated Financial statements included as of December 31, 2015.

Debt Obligations. A description of our contractual obligations with respect to our debt obligations is set forth under “—Liquidity and Capital Resources—Description of Indebtedness.”

Investment Commitments. The Company and PELSA have assumed investment commitments in connection whit their interest in exploration and production areas. A further description of our investments commitments is disclosed in Note 29 to our Audited Consolidated Financial Statements.

Long-Term Service Agreement. We have entered into a long-term service agreement with different service providers in the ordinary course of our business. The aforementioned contracts provide for the supply of services such as the maintenance and repair of Genelba, transportation between facilities and technical support.

Petroleum services and materials. We have entered into several agreements with different oil and gas petroleum service providers in order to ensure the regular supply of services and materials in countries where we conduct oil and gas activities. The aforementioned contracts provide for the supply of services such as pulling, work-over, perforation works, the provision of materials and others.

Transportation capacity. We have entered into firm gas transportation agreements with Metrogas and TGS to provide gas transportation services to our thermal power plant, Genelba. These contracts include firm commitments, which require us to meet our contractual obligations for the entire volume hired, even if no gas is transported. The contract with Metrogas expires in 2019 and the contract with TGS expires in 2032.

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

Crude Oil Transportation Agreement with OCP. We are party to an agreement with OCP related to oil transportation capacity of 80,000 barrels per day for a 15-year term starting November 10, 2003. This is a “Ship or Pay” transportation agreement. Therefore, we must comply with our contractual obligations for the aggregate committed capacity, regardless of the amount of crude oil actually transported, and pay, like the other producers, a rate that covers OCP operating costs and financial services, among others. As of December 31, 2015, related current and non-current liabilities relating to the outstanding Ship or Pay contract amount to Ps.299 million and Ps.88 million, respectively.

Pension Plans. A description of our contractual obligations with respect to our pension plans is disclosed in Note 23 to our Audited Consolidated Financial Statements.

Natural Gas Sales. These agreements correspond primarily to long-term sales commitments in order to ensure the sale of natural gas in Argentina.

Transportation capacity. We have entered into an agreement with R.G. Albanesi S.A. to provide gas transportation services. This contract extends to 2019.

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

Diesel. We have entered into volume contracts with Minera Alumbrera Limited in order to ensure the sale of diesel. This contract extends to July 2016.

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

The table below sets forth the current composition of the Board of Directors, as approved by PESA’s general ordinary and special shareholders’ meeting held on April 28, 2016.

Name	Year of Appointment	Position	Term Expires
André Lima Cordeiro	2015	Chairman	2018
Jorge José Nahas Neto	2013	Vice Chairman	2017
Guilherme Pontes Galvão França	2015	Director	2017
Carlos Alberto Pereira de Oliveira	2015	Director	2017
Cedric Bridger	2004	Director	2016
Roberto Luis Monti	2003	Director	2016
Roberto Alejandro Fortunati	2016	Director	2016
Marcos Benício Pompa Antunes	2015	Director	2018
Maelcio Mauricio Soares	2015	Director	2018
José Jorge De Moraes Júnior	2014	Alternate Director	2018
Gustavo Tardin Barbosa	2011	Alternate Director	2017
Cláudio Rogério Linassi Mastella	2015	Alternate Director	2017
Mauro Roberto da Costa Mendes	2015	Alternate Director	2017
Gustavo Adolfo Amaral	2015	Alternate Director	2018
Daniel Casal	2003	Alternate Director	2018
Alejandro Poletto	2008	Alternate Director	2016
Santiago Luis Montezanti	2016	Alternate Director	2016

As approved by PESA’s general ordinary and special shareholders’ meeting held on April 28, 2016, alternate directors will fill any vacancy in the following order: José Jorge De Moraes to Júnior to André Lima Cordeiro, Gustavo Tardin Barbosa to Jorge José Nahas Neto, Cláudio Rogerio Linassi Mastella to Guilherme Pontes Galvão França, Mauro Roberto da Costa Mendes to Carlos Alberto Pereira de Oliveira, Gustavo Adolfo Amaral to Marcos Benício Pompa Antunes, Daniel Casal to Maelcio Mauricio Soares, Alejandro Poletto to Cedric Bridger or Roberto Luis Monti, and Santiag Luis Montezanti to Roberto Alejandro Fortunati.

For the purpose of CNV Resolution No. 622, Cedric Bridger, Roberto Luis Monti, Roberto Alejandro Fortunati, Alejandro Poletto and Santiago Luis Montezanti qualify as independent directors. CNV Resolution No. 622 provides that a member of a corporate body shall not be considered independent if that member:

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

The following is a brief summary of the principal business and academic experience of each of our directors:

André Lima Cordeiro (56) has served as regular member and Chairman since 2016. He graduated with a degree in Fortification and Construction Engineering in 1982 from the Instituto Militar de Ingenierĺa (Engineering Military Institute), specializing in Oil Engineering from the Universidad del Estado de Rio de Janeiro (“UERJ”) in 1990. He also obtained an Excutive MBA from the COPPEAD - Universidad Federal de Rĺo de Janeiro (UFRJ) in 1995. He joined Petrobras in 1983, where he served in several areas of the Company, including various management positions such as Logistics and Investments of Natural Gas Executive Manager (2008/2012), Executive Manager for the Americas, Africa and Asia (2012-2013), Executive Manager in Centro de Pesquisas Leopoldo Américo Miguez de Mello (“CENPES” 2013-2016), and as a member of the boards of directors of Petrobras Argentina S.A. (2009-2010), Petrobras Oil &Gas B.V (2012-2014), Petrobras América INC. and Drill Ship International B.V. (2013-2014), among others. He is currently Executive Manager in Terras e Águas Someras (TAS) in Petrobras.

Jorge José Nahas Neto (56) has served as a member of and Vice Chairman of the Board of Directors since 2013. He graduated in 1981 with a degree in Economy from the University Candido Mendes, specializing in Economy Engineering in 1993 from the same university. Since 1980, he has worked in different national and multinational companies. He joined Petrobras in 1993, where he served in the financial and planning areas in Brazil and in the international area. He was the Finance Manager of Petrobras Internacional Braspetro B.V. and Finance and Administrative Manager of Petrobras América Inc. in Houston, Texas. From 2004 to 2016, he served as Financial and Risk Management Executive Manager, and since 2008 as Petros Deliberative Counselor. He is currently Financial Director in TBG – Transportadora Brasileira Gasoduto Bolivia – Brasil S.A.

Guilherme Pontes Galvão França (57) has served as a member of the Board of Directors since 2015. He graduated with a degree in Chemical Engineering from the UFRJ in 1981, obtaining a specialization in Marketing from the COPPEAD in 1996 and a certification from the Senior Executive – Executive Managers Development Programme from the IBMEC in 2000. He joined Petrobras in 1982, where he was Chief of the Internal Market of Lubricants and Paraffins Section and Chief of the Internal Market of Gas, Propane, Asphalt and Solvents Section. He also served in several management positions such as GLP Sales Manager, Oil and Industrial Materials Exports Sales Manager, and Maketing Manager. He currently works in the Sales and Logistics Area in Petrobras.

Carlos Alberto Pereira de Oliveira (58) has served as a member of the Board of Directors since 2015. He graduated with a degree in Mechanical Engineering from Río de Janeiro´s Engineering Institute and a degree in Management from UFRJ, both in 1980. He specialized in Oil Engineering in 1981, and obtained a Master’s Degree in Finance from Rio de Janeiro’s Catholic University in 1990. He joined Petrobras in 1981, where he served in several areas of the Company, including various management positions such as Reserves General Manager, Executive Director of Exploration and Production of PESA, CEO of Petrobras Energía Perú S.A, Director of Technical Support for International Business Executive Manager, and as a member of the boards of directors of Petrolera Entre Lomas S.A, Petrobras Venezuela Investments y Services B.V. and PESA. He is currently General Manager of Implementation of Production Projects at Petrobras Brasil. Since 2016 he is Executive Manager of Strategy and Organization in Petrobras.

Cedric Bridger (80) has served as a member of the Board of Directors since 2004, and is currently a member of the Audit Committee. He graduated with a degree in Public Accounting in London from the Association of Certified and Corporate Accountants, where he initiated his professional activities. He joined FADIP S.A. (later Hughes Tool Co. S.A.) in Buenos Aires in 1964, where he was Financial Manager. Subsequently, he became General Manager of the company in Brazil and was ultimately appointed its Vice President of Operations for Latin America. From 1992 to 1998, he was Chief Financial Officer of YPF. In April 1998, he retired from YPF and took a position as Director of Banco Hipotecario S.A. and since 2003 he has been a member of the board of directors of IRSA Inversiones y Representaciones S.A.

Roberto Luis Monti (77) has served as a member of the Board of Directors since 2003, and is currently a member of the Audit Committee and of the Compensation Committee. He graduated with a degree in Electromechanical Engineering. He received a Master of Electronic Engineering from the Universidad de Buenos Aires (“UBA”), and an MBA from the American Management Association, New York. For 32 years he worked for Schlumberger, where he was Vice-Chairman of Wireline Operations, Chairman of Anadrill, Chairman of Wireline & Testing for Europe, Africa, Middle and Far East and Latin America, and Chairman of Dowell at a worldwide level during the period from 1981 to 1995. From 1995 to 1997 he served as Chairman and CEO of Maxus Energy Corporation. From 1997 to 1999 he served as Chairman and CEO of YPF. In 2000, he served as Vice Chairman of Exploration and Production and Vice Chairman of the board of directors of YPF. In addition, he currently serves as member of the board of directors of Tenaris S.A.

Roberto Alejandro Fortunati (60) has served as a member of the Board of Directors from 2006 to 2009 and since 2016. He is currently a member of the Audit Committee. He graduated in Law from the UBA Law School in 1979. From 1980 to 1986, he was in-house counsel to Amoco Argentina Oil Company. From 1986 to 2001, he was a partner at Beccar Varela Law Firm. In 2001 and 2002, he served as Vice-Chairman and Director of Legal Affairs at the Argentine Branch of Citibank, N.A. In 2003, he was a founding partner of Fortunati & Asociados Law Firm, which merged with Beccar Varela Law Firm in 2010, where he is currently a partner.

Marcos Benício Pompa Antunes (57) has served as a member of the Board of Directors and as Chief Executive Officer since 2015. He graduated in Civil Engineering from the Pontificia Universidade Católica of Río de Janeiro in 1980. Later on, he obtained an MBA degree in Business Management in the Federal University of Río De Janeiro. In 1981 he joined Petrobras where he gained wide technical and managerial experience and has since held several positions in Brazil and other countries, such as Manager of Gas and Energy Assets at Petrobras Bolivia S.A., General Manager at Transierra S.A (Bolivia), Executive Director and Logistics at Nansei Sekiyu Kabushiki Kaisha (Japan) and General Manager of Design and Installation of Production Development Projects at Petrobras (Brazil), a position he has held up to 2015.

Maelcio Mauricio Soares (55) has served as a member of the Board of Directors and as Chief Financial Officer since 2015. Prior to 2015, he was responsible for the Pernambuco State Superintendency for Retail Banking and Government since September 2013. In 2012 and 2013 he was responsible for Maranhão State Superintendency for Retail Banking and Government at Banco do Brasil and, previously, between 2008 and 2011, he served as General Manager of Banco do Brasil in the Republic of Argentina. He graduated as Mechanical Engineer from Fundación Técnico-Educacional Souza Marques in 1984. He performed postgraduate studies in Corporate Finance at the Brazilian Institute of Capital Markets (1998) and obtained a Master’s degree in Business Administration for Senior Executives from the Catholic University of Río de Janeiro (2001).

The following is a brief summary of the principal business and academic experience of each of our alternate directors:

José Jorge de Moraes Júnior (60) has served as an alternate member of the Board of Directors since 2014. He graduated with a degree in Geology from São Paulo University in 1979 and obtained a Masters Degree in Sedimentology and Stratigraphy from Ouro Preto University in 1988. He joined Petrobras in 1980 where he has held several managing positions such as Petrobras Colombia Exploration Manager, Exploration Activity Manager at Campos Basin, New Business General Manager Corporate E&P Executive Manager. He currently serves as International Corporate Executive Manager.

Gustavo Tardin Barbosa (55) has served as an alternate member of the Board of Directors since 2011. He graduated with a degree in Civil Engineering from Pontificia Universidade Católica do Rio de Janeiro in 1985. He also holds an MBA from Fundação Getulio Vargas (1992), post graduate studies in Corporate Finance from London Business School (1996) and Advanced Management from Wharton School (2002). He joined Petrobras in 1986 where he has held several senior financial positions including Controller of Petrobras International (1993-1994), Chief Financial Officer of Petrobras UK (1994-1999), Executive Manager of Financial Planning and Risk Management of Petrobras (1999-2003) and Chief Financial Officer of Petrobras America (2003-2011). In 2011, he was appointed by Petrobras to serve as Executive Manager of Corporate Finance.

Cláudio Rogério Linassi Mastella (63) has served as an alternate member of the Board of Directors since 2015. He graduated with a degree in Chemical Engineering from the Federal University of Rio Grande do Sul (UFRGS) and with a degree in Processing Engineering from the CENPRO in 1987. He joined Petrobras that same year, where he served in several management positions in the Refining, Logistics, Sales and Provision sectors. In 2006, he completed a specialization in General Competences at Petrobras University. He currently serves as Provision and Logistics Executive Manager.

Mauro Roberto da Costa Mendez (53) has served as an alternate member of the Board of Directors since 2015. He graduated with a degree in Civil Engineering from Pará Federal University, and obtained a Masters Degree in Production Engineering from the PUC-RJ. He joined Petrobras in 1987, where he developed several managing positions such as Production Manager of Urucu (Amazonas), Treatment and Processing of Fluids Manager in the Rio Grande do Norte and Ceara Business Unit and General Manager of Cretarion and Implementation of Production Proyect Development in PRESAL – Santos Unit. He is currently the Nort-Northeast Exploration and Production General Manager.

Gustavo Adolfo Amaral (59) has served as an alternate member of the Board of Directors and as Director of Exploration and Production. He graduated in Civil Engineering at the Military Institute of Engenharia de Rio de Janeiro in 1980. He joined Petrobras in 1981, where he held various positions, mainly in the international area in exploration and production in Africa, Latin America, the Gulf of Mexico and the North Sea. He held various management positions at Petrobras Brazil and abroad, such as Business Manager, Planning and Strategy Exploration and Production PESA and Director of Exploration and Production Company. Also, from late 2008 to 2013 he served as Vice-President of Exploration and Production of Petrobras America in Houston, Texas, USA.

Daniel Casal (60) has served as an alternate member of the Board of Directors and as Executive Director of Legal Affairs of PESA since 2003. He graduated with a degree in Law from the Universidad Católica Argentina in 1980. He joined PESA in 1991. He also serves as member of the boards of directors of TGS, Compañía de Inversiones de Energía S.A., Petrobras Energía Colombia Ltd., Petrobras Energía Internacional S.A. and PELSA.

Alejandro Poletto (43) has served as an alternate member of the Board of Directors since 2008. He graduated with a degree in Law from the Universidad Católica Argentina in 1998 and received a Master Degree in Law (LL.M.) from Cornell University Law School, Ithaca, New York. He has previous experience as an associate lawyer for the law firms Marval, O’Farrell & Mairal, and Cárdenas, Cassagne & Asociados in Buenos Aires. He also worked as a foreign associate at Skadden, Arps, Slate, Meagher & Flom LLP’s New York Office. He is a partner at Beccar Varela Law Firm.

Santiago Luis Montezanti (40) has served as an alternate member of the Board of Directors from 2007 to 2008 and since 2016. He is currently a member of the Audit Committee. He graduated in Law cum laude from the UBA in 1999 and received a postgraduate degree in Tax Law from the Universidad Católica Argentina in 2000. He also completed a specialized program in Tax Law at Universidad Austral in 2005. He served as senior attorney at Nicholson & Cano Abogados from 1999 to 2005. In 2005, he joined Fortunati & Asociados Law Firm, which merged with Beccar Varela Law Firm in 2010, where he is currently a partner.

Administration and Organization

PESA’s operations are divided into four business segments that are in turn supported by corporate functions. The four business segments are: Oil and Gas Exploration and Production; Refining and Distribution; Petrochemicals and Gas and Energy.

PESA is managed by a committee made up of five members: the Chief Executive Officer, the Chief Financial Officer, the Director of Exploration and Production, the Downstream Director and the Corporate and Services Director. Operations are managed through standardized processes that facilitate and secure coordination between the different units and groups. Delegation of authority is encouraged for the purpose of promoting efficiency. In addition, the scope of the delegation of authority is clearly and expressly determined through systemized approval limits for risk minimization purposes. Our internal control system is supported by coordination among the areas responsible for managing businesses and administering them on a centralized basis, always within the framework of the policies established by the executive committee. Operating and administrative processes are jointly supported by administrative procedures, highly reliable information systems, production of periodic management control reports, performance appraisals and fluid communication.

Executive Officers

The table below sets out the names and positions of PESA’s executive officers:

Name	Position
Marcos Benício Pompa Antunes	Chief Executive Officer
Maelcio Mauricio Soares	Chief Financial Officer
Gustavo Adolfo Amaral	Director of Exploration and Production
Adelson Antonio da Silva	Corporative and Services Director
Maucir de Almeida	Downstream Director
Daniel Casal	Executive Manager of Legal Affairs
Allan Leslie Blumenthal	Executive Manager of Gas and Energy Segment
Alfredo Guía y Díaz	Executive Manager of Strategy, Planning and Performance

The following is a brief summary of the principal business and academic experience of PESA’s executive directors and executive officers of the Company (for the summary regarding those who are directors, see above).

Maucir de Almeida (61) serves as Downstream Director of PESA. He obtained a Senior Executive MBA from IBMEC (Instituto Brasilero de Mercado de Capitales) in 2001. He also holds an MBA in Supply from Fundação Dom Cabral in 2007 and received an Advanced Program Management (APM) certfication from Amana-Key in 2014. He joined Petrobras 34 years ago and has held several positions, such as Product Engineering Manager Supply / Refining / GETEP from 1999-2000, Manager of New Processes and Products Supply / Refining / TR from 2000-2002, Optimization Manager Supply / Refining / TR from 2002-2008, Manager of Refining and Petrochemical INTER—TEC / Supply from 2008, 2012 and Refining General Manager, Midstream and Gas and Energy of INTER-TEC from 2012-2014.

Adelson Antonio da Silva (59) served as Executive Manager of Human Resources from 2010 to 2013, when he was appointed as Corporate and Services Director. He graduated as a Certified Public Accountant from Nilton Paiva Ferreira University, in Belo Horizonte, and as a Lawyer from Candido Mendes University, in Río de Janeiro. He obtained a specialization degree in tax law from Sá University and holds an Executive/Marketing MBA degree from COPPEAD-UFRJ in Rio de Janeiro. He joined Petrobras over 30 years ago and held several positions, mainly in the Human Resources, Accounting, Finance, Commercial and Business Development areas. He served as Executive Manager of Planning and Management Control at PESA and as Director of some companies related to the Company during 2003, 2004 and 2005. He served as General Manager of Strategy, Planning, Portfolio Management and Project Management in the Internacional Area.

Alfredo Sergio Guía y Díaz (59) has served as Executive Manager of Strategy, Planning and Performance since 2008. He graduated in Economic Sciences with a specialization in Business Administration at Universidad Nacional de La Plata. He joined PESA in 1997, when he took responsibility for the Planning and Management Control Department of the Refining and Petrochemicals business segment and the Management Control Department of Oil and Gas Exploration and Production and Gas and Energy segments. He has also has served as Performance Appraisal Manager for the Southern Cone region within Petrobras’ International Area from 2005 through 2007. He is also currently a member of the board of directors of Petrolera Entre Lomas S.A. and of Petrobras Energía Internacional S.A.

Leslie Allan Blumenthal (47) has served as Executive Manager of Gas and Energy since 2013. He graduated in Business Administration at the Universidad de Belgrano in 1997 and attended a Postgraduate course in Oil and Gas at the Instituto Teconológico Buenos Aires in 2001. Mr. Blumenthal joined PESA in 1993, where he has held several managing positions such as Logistic Manager, Sales of Oil and Gas Manager, Relations with the Government and Partners in E&P Manager and Commercialization of Natural Gas Manager. He is also the current chairman of the board of directors of World Energy Business S.A. and of Enecor S.A and alternate director of the board of directors of TGS and of CIESA.

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

In 2015, PESA paid an aggregate of approximately Ps.34 million to its directors and executive officers. The members of the Board of Directors and our executives do not receive compensation in the form of stock or equity. For information related to amounts set aside for pension and retirement benefits, see Note 23 to our Audited Consolidated Financial Statements.

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

On May 7, 2004, the Board of Directors created the Audit Committee and, in compliance with its duties, the Audit Committee approved its charter. At the Board of Directors meeting held on April 28, 2016, Cedric Bridger, Roberto Luis Monti and Roberto Alejandro Fortunati continue as regular members of our Audit Committee, Alejandro Poletto and Santiago Luis Montezanti continue as alternate members. Each of the members of the Audit Committee satisfies the independence requirements of Rule 10A-3 of the Exchange Act.

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

Compensation Committee

In order to better supervise salary and compensation matters, the Board of Directors created a compensation committee at its October 6, 2006 meeting. The main purpose of this committee is to assure the compliance with, and revise whenever necessary, policies relating to compensation that aim to provide the company with greater flexibility to make more effective decisions. The compensation committee meets monthly to approve matters relating to compensation policy, including compensation subject to our and the employee’s performance. The compensation committee, composed of Directors Roberto Luis Monti, Luiz Gustavo Primo de Siqueira and Marcos Benício Pompa Antunes, must report to the Board of Directors at least semiannually.

Statutory Supervisory Committee

PESA has a Sindicatura (the “Statutory Supervisory Committee”) that is comprised of three members and three alternate members.

The table below sets out the name, year of appointment and position of each person on the PESA Statutory Supervisory Committee, approved by the ordinary and special shareholders’ meeting held on April 28, 2016:

Name	First year of appointment	Position	Term Expires
Juan Carlos Cincotta	2004	Member	2016
Héctor Osvaldo Rossi Camilión	2016	Member	2016
Justo Federico Norman	2003	Member	2016
Jorge Héctor Lorenzo	2016	Alternate	2016
María Laura Maciel	2004	Alternate	2016

The members and alternate members of the Statutory Supervisory Committee are elected by the shareholders at the annual shareholders’ meeting to serve for a renewable term of one year. The ordinary and special shareholders’ meeting held on April 28, 2016 appointed three members and two alternate members of the Statutory Supervisory Committee, and decided a recess until May 27, 2016 to appoint a third alternate member, within the legal term. The primary responsibilities of the Statutory Supervisory Committee are to monitor the board of directors’ and management’s compliance with the Argentine Companies Law, our bylaws and shareholders’ resolutions. The Statutory Supervisory Committee also performs other functions, including: (1) attending meetings of the Board of Directors and shareholders, (2) calling special shareholders’ meetings when deemed necessary or when required by shareholders, in accordance with the Argentine Companies Law, (3) presenting a report on the reports of the Board of Directors and the annual financial statements at ordinary shareholders’ meetings, and (4) investigating written complaints of shareholders representing not less than 2% of the capital stock. The Statutory Supervisory Committee may not engage in any management control and, accordingly, may not evaluate business judgment and decisions on issues of administration, financing, sales and production, as these issues fall within the exclusive responsibility of the Board of Directors.

The following is a brief summary of the principal business and academic experience of the members of the Statutory Supervisory Committee listed in the table above:

Juan Carlos Cincotta (72) graduated in public accounting from UBA. He is currently head of Cincotta Asesores, Auditores y Consultores, and formerly a partner at Pistrelli, Henry Martin y Asociados (Ernst & Young). He specializes in external audits of major public and private entities, and consulting in accounting, social and corporate governance issues. He was a member of the Special Commission on Accounting and Auditing Regulations (CENCyA) of the Argentine Federation of Professional Councils in Economic Science and of the Nominating Committee of the International Federation of Accountants (“IFAC”). He lectures on topics within his special field of work in specialized entities in Argentina and abroad. He published several works on accounting, corporate and audit matters in different technical magazines and co-authored of the Treaty of Auditors Responsibility, Thomson Reuters-La ley Editorial, Buenos Aires, 2014.

Héctor Osvaldo Rossi Camilión (67) earned his law degree from the Universidad Católica Argentina in 1972. He has general experience with focus in financial institutions and companies. He is a founding partner of Rossi Camilión & Asociados Law Firm in Buenos Aires. He is currently member of the Statutory Supervisory Committee in companies such as Banco Patagonia S.A., Banco Itaú Argentina S.A., Itrust Servicios Inmobiliarios S.A.I.C., Itaú Valores S.A. y Lanxess S.A., and serves as member of the board of directors of OKI BR Argentina S.A. He is member of the Committee of Argentinean Banking Lawyers and the Corporate Lawyers Committee. He lectures on topics within his special field of work in specialized entities in Argentina and abroad.

Justo Federico Norman (71) earned his law degree from the Universidad Cátolica Argentina, and is a partner of Maciel, Norman & Asociados Law Firm in Buenos Aires. He has extensive experience in the general practice of law and in the fields of energy, natural resources, oil and gas regulations and environmental issues, and is renowned in the litigation and international arbitration fields. He is a member of the Association of International Petroleum Negotiators where he has served as Regional Secretary (2001-2004), the International Bar Association, and Rocky Mountain Mineral Law Foundation. He has represented and currently represents companies such as Anadarko Petroleum Corporation, ANR Pipeline Company (Coastal), Apache Corporation, BHP Petroleum (Americas) Inc., British Gas, Devon Energy Corporation, Parker Drilling, and Petroliam National Berhad (Petronas). He is a Regular Director of Petronas Argentina S.A. and Apache Petrolera Argentina S.A., among others.

Jorge Héctor Lorenzo (69) earned his law degree from the Universidad Católica Argentina. He is currently partner of Rossi Camilión & Asociados Law Firm in Buenos Aires. He worked as Director and Examiner in Petroquímica General Mosconi. He also served in several government offices such as Under Secretary of State at the Argentinian Secretary of Security and Superintendent of Labour Risk at the Argentinian Ministry of Labour. He is currently member of the Statutory Supervisory Committee in companies such as Banco Itaú Argentina S.A., Banco Patagonia S.A., Baumgarten Gráfica Argentina S.A., Itrust Servicios Inmobiliarios S.A.I.C., Itaú Valores S.A., Gpat Compañía Financiera S.A., Oki Br Argentina S.A.

María Laura Maciel (53) earned her law degree from the Universidad Católica Argentina. She is currently an associate with Maciel, Norman & Asociados in Buenos Aires, specializing in the general aviation law, and aircraft leasing and financing contracts, air transport, regulatory issues, air freight, and cargo matters in particular. She completed postgraduate courses in private international law and in aviation law at American University in Washington D.C. (1986), and postgraduate courses with the International Association of Air Transportation, Montreal, Canada (2004-2005).

Total compensation for the members of the Statutory Supervisory Committee of PESA in 2015 was Ps. 1.35 million.

EMPLOYEES

The following table sets forth the number of PESA employees by business segment for the fiscal years ended December 31, 2015, 2014 and 2013.

	As of December 31,
	2015	2014	2013
Oil and Gas Exploration and Production	281	394	492
Refining and Distribution	1154	1,193	1,217
Petrochemicals	712	645	642
Gas and Energy	107	100	21
Corporate	537	540	555

Total	2,791	2,872	2,927

As of December 31, 2015, approximately 52% of our workforce consisted of members of labor unions that had entered into collective bargaining agreements with the Company and our subsidiaries. We have historically maintained good relations with our employees and labor unions. Between March and June 2013 we experienced trade union conflicts at the Zárate Plant. During 2015 trade union conflicts did not significantly affect our operations and were mostly related to industry-wide actions. During 2013, 2014 and 2015, we conducted different negotiations with unionized employees engaged in upstream and downstream operations in Argentina. See “Item 3. Key Information—Risk Factors—Factors Relating to Our Business—We could be subject to organized labor action.”

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

PESA maintains an employee defined contribution plan, two defined benefit plans and other employment benefit obligations. See Note 23 to our Audited Consolidated Financial Statements.

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

The table below sets forth certain information as of March 31, 2016 with respect to the ownership of PESA’s capital stock by each shareholder who is known to us to be the owner of more than 5% of such shares.

	Class B Shares as of March 31, 2016
Shareholder	Number of Shares	% of the Total Outstanding Shares
PPSL	1,356,791,556	67.2%
ANSES	239,277,004	11.8	%(1)

(1)	Corresponds to holdings identified in information provided by Caja de Valores as of March 31, 2016. With respect to possible holdings in the form of ADSs on the NYSE, such information is not available.

On November 20, 2008, the Argentine Congress enacted Law No. 26,425, unifying the Argentine pension and retirement system into a system publicly administered by the ANSES and eliminating the retirement savings system previously administered by private pension funds under the supervision of a governmental agency. In accordance with the new law, private pension funds transferred all of the assets administered by them under the retirement savings system to the ANSES. As of October 31, 2008, these funds held 13% of the outstanding shares of one of our predecessor companies, PEPSA. Based on Law No. 26,425, the ANSES was subject to the same investment rules, prohibitions and restrictions that were applicable to the Argentine private pension funds under the retirement savings system, including Sections 75 and 76 of Law No. 24,241, which limited the voting rights of private pension funds in shareholders’ meetings to 5% of the relevant company’s shares. On April 13, 2011, paragraph f) of Section 76 of Law No. 24,421 was repealed by Decree No. 441/11, which provides that the ANSES may fully exercise its voting rights in the companies in which it has an interest without the 5% limitation described above. Under such decree, the ANSES may be able to appoint representatives to the boards of directors of companies according to the ANSES’ holding of shares. Pursuant to Decree No. 1,278/12, issued by the Executive Branch on July 25, 2012, these representatives are to report directly to the Ministry of Economy and are subject to a mandatory information-sharing regime, under which, among other obligations, they must immediately inform the Ministry of Economy of the agenda for each board of directors meeting and provide related documentation. On October 5, 2015, Law No. 27,181, declared of public interest the protection of the Argentine government’s shareholdings that are part of, among others, the investment portfolio of the Sustainability Guarantee Fund (Fondo de Garantía de Sustentabilidad) of the Argentine Integrated Social Security System (Sistema Integrado Previsional Argentino). To such effect, the Argentine Agency of Government Investments in Companies was created as the enforcement authority. According to the provisions of such law, the transfer of the Company’s shares held by the Sustainability Guarantee Fund of the Argentine Integrated Social Security System is subject to prior authorization by the Argentine Congress.

As of April 15, 2016, there were 19 registered holders of our ADSs in the United States and 29,133,447 of our ADSs were outstanding. Since certain of our ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States of our ADSs, or of where the direct beneficial owners of such ADSs are resident. We have no information concerning holders with registered addresses in the United States that hold our shares which are not represented by ADSs.

RELATED PARTY TRANSACTIONS

Acquisition of companies

On May 31, 2012, we agreed to acquire an additional 39.671% equity interest in PELSA from our shared controlling company PPSL for an amount of U.S.$249.4 million. As from such date, we have exercised control over PELSA with a total shareholding of 58.881%.

The price agreed between the parties further included a contingent obligation in favor of the seller for a period of ten years from the acquisition to reflect the value of any identification of non-conventional resources in the commercially exploitable areas of Entre Lomas, Bajada del Palo, Agua Amarga and Charco del Palenque. The amount of such compensation would be determined considering the market value of those resources to the valuation date, and the related valuation study would be conducted by an internationally recognized independent evaluator hired by agreement between the parties. At the date of this Annual Report, non-conventional commercially exploitable resources have not been identified, for which reason the Company has not recognized liabilities related to this part of the transaction.

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

Commercial operations

In the ordinary course of business, we carry out commercial transactions, purchase and sale of crude oil and oil related products with PELSA, Refinor and EG3 Red, and transportation of oil and gas operations with Oldelval and TGS. In addition, we enter into crude oil and oil related products import and export transactions with certain subsidiaries of Petrobras, particularly with Brasken S.A. and Petrobras Global Trading BV, and have entered into contracts to receive technical, administrative and technological assistance from Petrobras (including an administrative infrastructure cost sharing agreement) and Petrobras Venezuela Inversiones y Servicios. We have entered into an oil transport capacity agreement with OCP (see Note 30 to our Audited Consolidated Financial Statements).

The outstanding balances from our transactions with related companies (including companies under joint control) as of December 31, 2015, 2014 and 2013 are as follows (in millions of pesos):

	2015
	Current				Non-current
Company	Trade Receivables	Other Receivables	Accounts Payable	Provisions	Provisions
Associates
OCP	—	—	—	299	88
Refinor	10	—	16	—	—
Other	—	125	14	3	—

	10	125	30	302	88

Entities under joint control
TGS	5	31	33	17	—

	5	31	33	17	—

	2015
	Current				Non-current
Company	Trade Receivables	Other Receivables	Accounts Payable	Provisions	Provisions
Petroleo Brasileiro Group Companies
Braskem S.A.	—	—	17	—	—
Petrobras Internacional - Braspetro B.V.	—	366	—	—	—
Petrobras Venezuela Inversiones y Servicios S.A.	—	—	—	62	—
Petrobras Global Trading B.V.	1	1	1	—	—
Petroleo Brasileiro	—	6	253	220	—
Petrobras Colombia Combustible	—	34	—	—	—
Other	6	58	5	—	—

	7	465	276	282	—

Total	22	621	339	601	88

	2014
	Current				Non-current
Company	Trade Receivables	Other Receivables	Accounts Payable	Provisions	Provisions
Associates
OCP	—	—	—	130	299
Refinor	13	10	8	—	—
Other	—	84	7	2	—

	13	94	15	132	299

Entities under joint control
TGS	39	—	22	—	—

	39	—	22	—	—

Petroleo Brasileiro Group Companies
Petrobras Internacional - Braspetro B.V.	—	240	—	—	—
Petrobras Venezuela Inversiones y Servicios S.A.	—	—	—	36	—
Petrobras Global Trading B.V.	8	—	—	—	—
Petroleo Brasileiro	4	15	162	12	—
Other	3	91	8	7	—

	15	346	170	55	—

Total	67	440	207	187	299

	2013
	Current				Non-current
Company	Trade Receivables	Other Receivables	Accounts Payable	Provisions	Other Investments	Provisions
Associates
OCP	—	—	—	92	127	288
Refinor	4	13	7	—	—	—
Other	6	109	6	7	1	—

	10	122	13	99	128	288

Entities under joint control
TGS	21	8	12	—	—	—

	21	8	12	—	—	—

Petroleo Brasileiro Group Companies
Braskem S.A.	—	—	60	—	—	—
Petrobras Internacional - Braspetro B.V.	—	237	—	—	—	—
Petrobras Venezuela Inversiones y Servicios S.A.	—	—	—	16	—	—
Petroleo Brasileiro	1	3	144	—	—	—
Other	11	39	10	—	—	—

	12	279	214	16	—	—

Total	43	409	239	115	128	288

The main transactions with related companies (including entities under joint control) for the fiscal years ended December 31, 2015, 2014 and 2013 are as follows (in millions of pesos):

	2015		2014		2013
Company	Purchases	Sales	Purchases	Sales	Purchases	Sales
Associates
Oldelval	81	4	77	4	46	3
Refinor	166	84	151	67	86	42

	247	88	228	71	132	45

Entities under joint control
TGS	127	161	88	221	68	202

	127	161	88	221	68	202

Petroleo Brasileiro Group Companies
Braskem S.A.	158	—	416	—	471	—
Petroleo Brasileiro	69	5	40	5	122	17
Compañía Mega S.A.	—	2	—	18	—	7
Petrobras Paraguay Operaciones y Logística S.R.L	—	3	—	86	—	47
Petrobras Global Trading B.V.	58	77	65	35	41	—
Petrobras Chile Distribución Limitada	—	75	—	77	—	27
Other	3	1	4	2	3	173

	288	163	525	223	637	271

Total	662	412	841	515	837	518

We have not entered into any other material related party transactions.

Item 8.	FINANCIAL INFORMATION

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

Under Law No. 25,063, any dividends distributed, in cash or in kind, in excess of the taxable income accumulated as of the year-end immediately prior to the respective payment or distribution date, will be subject to a 35% (thirty-five percent) income tax withholding, as a single and definitive payment. For this purpose, taxable income is deemed to be that resulting from adding the income as determined under the general provisions of the income tax law and the dividends or income obtained from other corporations not taken into account in determining the former for the same tax period or periods.

Under the amendment introduced by Law No. 26,893 (regulated by Regulatory Decree No. 2,334/13), any dividend payments to our Argentine individual shareholders and undivided estates as well to our foreign shareholders are subject to income tax at a 10% (ten percent) rate, as a one-time and definitive payment, without prejudice to the 35% (thirty-five percent) withholding as may be applicable under Law No. 25,063. See “Item 10. Additional Information—Taxation—Argentine Taxes.”

Pursuant to the resolutions adopted at the Board of Directors’ meetings held on July 30, 2015 and August 5, 2014 pursuant to delegations effected at the shareholders’ meetings held on March 19, 2015 and March 27, 2014, we paid cash dividends in the amount of Ps.137 million and Ps.116 million, in 2015 and 2014, respectively.

PESA’s shareholders’ meeting held on April 28, 2016: (a) approved (i) in accordance with legal requirements, an increase of Ps.810 million in the reserve for future dividens and the transfer to the legal reserve of Ps.43 million based on our results in 2014, and (ii) the maintenance of the reserve for future investments (consisting of an increase in the amount of Ps.5,474 million and a decrease in the amount of Ps.5,474 million);and (b) delegated with the Board of Directors the determination of the actual dividend distribution date and amount. As a result of the foregoing, as of the date of this Annual Report, the reserve for future dividends amounts to Ps.1,969 million and the reserve for future investments amounts to Ps.5,730 million.

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

The following table sets forth, for the periods indicated, the high and low closing sales price of the ADSs on the NYSE and the Class B shares of PESA on the Buenos Aires Stock Market:

	ADS (1) (3)				Class B share (2)
Full Year	High		Low		High	Low
2009	19.40	(3)	15.54	(3)	7.55	5.20
2010	26.38		12.91		10.65	5.20
2011	28.20		12.16		11.35	5.78
2012 (4)	17.13		3.89		7.90	2.51
2013	7.24		3.47		6.39	2.79
2014	7.20		4.34		9.93	4.77
2015	7.74		4.44		9.55	5.24
2014:
First Quarter	5.58		4.34		5.50	4.77
Second Quarter	6.83		5.10		7.08	5.05
Third Quarter	7.20		6.04		9.93	6.36
Fourth Quarter	6.78		4.55		9.10	5.10
2015:
First Quarter	7.32		4.44		8.62	5.24
Second Quarter	7.74		6.63		9.28	8.05
Third Quarter	7.23		5.05		9.50	6.85
Fourth Quarter	6.62		4.80		9.55	6.60
November 2015	6.62		5.84		9.55	8.33
December 2015	5.80		5.12		8.62	7.35
2016:
First Quarter	6.57		5.37		10.15	7.09
January 2016	6.00		5.37		8.60	7.09
February 2016	6.49		5.76		10.00	8.35
March 2016	6.57		6.21		10.15	9.00
April 2016 (5)	6.58		6.30		9.56	9.10

(1)	In U.S. dollars.
(2)	In Argentine pesos.
(3)	Since September 30, 2009.
(4)	The price since September 2012 reflects the effects of a capital increase approved on March 29, 2012 by the shareholders of the Company and carried out starting September 26, 2012. This increase represented the partial capitalization of retained earnings of the Company, and had the effect of doubling the number of our Class B shares outstanding.
(5)	Through April 15, 2016.

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

Certain information regarding the Buenos Aires Stock Market is set forth in the table below:

	2015	2014	2013	2012	2011
Market capitalization (billions of pesos)	3,292	3,893	3,356	2,314	1,610
As a percentage of GDP(1)	64,7%	89%	99%	84%	70%
Volume (in millions of pesos)	47,655	39,813	18,945	9,954	13,579
Average daily trading volume (in millions of pesos)	194.51	165.20	78.60	41.30	55.40
Number of listed companies(1)	99	101	105	104	105

(1)	End-of-year figures for trading on the Buenos Aires Stock Exchange.

Sources: The Bolsa de Comercio de Buenos Aires, the CNV and the Instituto Argentino de Mercado de Capitales.

Item 10.	ADDITIONAL INFORMATION

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

Notices

Notice of shareholders’ meetings must be published for five days in the Boletín Oficial (the official gazette of the Republic of Argentina), in an Argentine newspaper of wide circulation and in the publications of Argentine exchanges or securities markets in which our shares are traded, at least ten days prior to the date on which the meeting is to be held as per the Argentine Companies Law, and at least 20 days prior to the meeting as per CNV regulations. The notice must include information regarding the type of meeting to be held, the date, time and place of the meeting and the agenda. If there is no quorum at the meeting, notice for a meeting on second call must be published for three days, at least eight days before the date of the second meeting, and such second meeting must be held within 30 days of the date for which the first meeting was called. The first call and second call notices may be effected simultaneously in order for the meeting on second call to be held on the same day as the meeting on first call, but only in the case of ordinary shareholders’ meetings. Shareholders’ meetings may be validly held without notice if all shares of our outstanding capital stock are present and resolutions are adopted by unanimous vote.

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

MATERIAL CONTRACTS

We are party to a number of material financing agreements, including the underlying agreements for the company’s global note program, and letters of credit entered into to backstop certain financial commitments under the Ship or Pay contract with OCP. These agreements and other financing agreements are briefly described under “Item 5. Operating and Financial Review and Prospects—Off-Balance Sheet Transactions,” “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing activities” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources— Description of Indebtedness.”

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

Capital gains

Sales or other dispositions of shares, quotas, equity interests, certificates, bonds and other securities of Argentine issuers by non-residents of Argentina will be subject to income tax at a rate of 15% of the net gain derived from such transactions. The net gain is presumed to be 90% of the gross sale price, which equates to an effective tax rate of 13.5% of the gross sale price. Alternatively, Argentine law allows non-residents of Argentina to calculate the net gain by deducting from the sale price certain costs allowed under Argentine tax regulations, however, procedures for exercising this alternative option have not yet been determined. In the event both the seller and the buyer are non-residents of Argentina, Argentine law requires that the buyer pay the income tax resulting from such sale to the Argentine tax authorities, however, there are no regulations providing for procedures with respect to the payment of the capital gains tax under these circumstances.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder with respect to the ADSs will generally be subject to taxation at preferential rates if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for United States federal income tax purposes with respect to our 2014 or 2015 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2016 taxable year.

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

Backup withholding

The information reporting requirements of the Code generally will apply to distributions on, as well as to proceeds from the sale or exchange of our Class B shares or ADSs. Subject to certain exceptions, “backup withholding” may apply to payments of dividends on our Class B shares or ADSs and to payments of the proceeds of a sale or exchange of the Class B shares or ADSs that are made to a non-corporate U.S. holder (or S Corporation) if such holder fails to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules. The backup withholding tax is not an additional tax and may be credited against a U.S. holder’s United States federal income tax liability, provided that correct information is provided to the Internal Revenue Service. U.S. holders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such exemption, if applicable.

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

Fees and Direct and Indirect Payments Made by the Depositary to the Company

Past Fees and Payments

During 2015, the Company received from the depositary a reimbursement of U.S.$213,228.

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

(a) Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2015. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that they file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

The Company’s management assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2015. In making this assessment, management used the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluations and those criteria, our management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015.

(c) Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal controls over financial reporting as of December 31, 2015 has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm in Buenos Aires, Argentina, member firm of PricewaterhouseCoopers International Limited network, as stated in their report which is included herein on pages F-2 through F-3.

(d) Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act during the period covered by this Annual Report on Form 20-F that have materially affected or are reasonable likely to materially affect our internal control over financial reporting. Additionally, there have been no changes in our internal controls over financial reporting or other factors that have occurred subsequent to the balance sheet date and through the date of this Annual Report that might materially and adversely affect our internal controls over financial reporting as of December 31, 2015.

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

Audit and Non-Audit Fees

Fees for professional services provided to us by our independent auditors during the fiscal years ended December 31, 2015 and 2014 in each of the following categories are discussed below:

The following table summarizes the fees for professional services provided to PESA, on a consolidated basis:

	Year ended December 31,
	2015	2014
	(in millions of pesos)
Audit fees	13.9	11.1
Audit-related fees	—	—
Tax fees	—	—

Total fees	13.9	11.1

Audit fees. Audit fees in the above table are mainly for professional services rendered in connection with the audit of our consolidated annual financial statements and the review of our quarterly reports and statutory audits of the financial statements of certain of our subsidiaries.

Independent Auditors. For the year ended December 31, 2015 and 2014, Price Waterhouse & Co. S.R.L., an independent registered public accounting firm in Buenos Aires, Argentina, member firm of PricewaterhouseCoopers International Limited network, served as our independent auditors and audited our financial statements.

The shareholders’ meeting of PESA held on April 28, 2016 designated Price Waterhouse & Co. S.R.L., an independent registered public accounting firm in Buenos Aires, Argentina, member firm of PricewaterhouseCoopers International Limited network, as PESA’s independent auditors for the year ending December 31, 2016.

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

From January 1, 2015 to December 31, 2015, no purchases of our ordinary shares or ADSs were made by us or on our behalf or by any affiliated purchaser.

The Company, in its capacity as trustor, entered into a trust agreement with BNP Paribas Argentina Investment Partners S.A., in its capacity as trustee. The trust assets consist of shares of the Company which as of December 31, 2015 numbered 5,811,866. The sole purpose of the trust is to make periodical contributions of shares and/or funds resulting from the sale of the shares for the Company to comply with the funding obligations under its Compensatory Fund and the Employees’ Supplementary Pension Plan.

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

(ii) we must provide a brief description of any significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards (Section 303A.11); and

(iii) (a) our chief executive officer (as of the date hereof, Mr. Marcos Benicio Pompa Antunes) must promptly notify the NYSE in writing after any executive officer of the Company becomes aware of any non-compliance with the applicable NYSE corporate governance rules (Section 303A.12(b)); and (b) we must submit an executed written affirmation (in relation to the members of our audit committee) annually, or interim written affirmations, if required, to the NYSE (Section 303A.12(c)).

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

Cedric Bridger, Roberto Luis Monti, Roberto Alejandro Fortunati, Alejandro Poletto and Santiago Luis Montezanti are currently members of our Board of Directors who qualify as independent directors pursuant to the factors listed above.

303A.03	Executive Sessions

The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.

Under Argentine Law, a board of directors must meet at least once every three months.

Marcos Benício Pompa Antunes and Maelcio Mauricio Soares, in addition to serving on the Board of Directors, have management positions. Our other seven directors are non-managing directors. The non-managing directors do not meet at regularly scheduled executive sessions without the presence of the managerial directors. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors.”

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

However, at its October 6, 2006 meeting, in order to better supervise salary and compensation matters, our Board of Directors created a Compensation Committee, whose purpose is to assure the compliance with and revise, whenever necessary, policies relating to compensation that aim to provide the Company with greater flexibility to make more effective decisions. The Committee meets to approve matters relating to compensation policy, including variable compensation practices. The Committee, composed by Roberto Luis Monti, André Lima Cordeiro and Marcos Benício Pompa Antunes, must report to the Board of Directors at least semiannually.

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

We have adopted a Code of Conduct and Business Ethics applicable to all employees. See “Item 16B. Code of Ethics.” Any amendment to the code will be disclosed on our web site at www.petrobras.com.ar/inversores

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

Pages F-1 to F-81 and S-1 to S-12 of this Annual Report are incorporated herein by reference. We have included in this Annual Report, in addition to our Audited Consolidated Financial Statements unaudited oil and gas supplementary disclosures under ASC Topic 932, beginning on page S-1 of this Annual Report.

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

Exhibit		Incorporated by Reference					Filed
Number	Description	Filer	Form	Date	No.		Herewith

1.1	English translation of bylaws (estatutos sociales) of Petrobras Energía S.A.	PESA	20-F	6/30/09	1.2

2.1	Form of Deposit Agreement among Petrobras Energía S.A., Citibank, N.A., as depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.	PESA	20-F	6/24/10	2.1

2.2	Form of Amended and Restated Deposit Agreement among Petrobras Argentina S.A., JPMorgan Chase Bank, N.A., as depositary, and all holders from time to time of ADRs issued thereunder, including the Form of American Depositary Receipt.	PESA	F-6	9/5/12	(a	)
2.3	Amended and Restated Indenture, dated August 1, 2002, amending and restating the Indenture dated May 1, 1998, between Petrobras Energía S.A. and Citibank, N.A.	PEPSA	20-F	6/30/03	2.11

4.1	Restructuring Agreement dated as of September 1, 2005 among Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Enron Pipeline Company Argentina S.A., ABN AMRO BANK N.V. Sucursal Argentina, and the Creditors named therein.	PEPSA	20-F	6/29/06	4.4

4.2	Third Amendment to the Restructuring Agreement dated as of March 25, 2008 among Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Enron Pipeline Company Argentina S.A., ABN AMRO BANK N.V. Sucursal Argentina, and AEI.	PEPSA	20-F	6/27/08	4.2

4.3	Fifth Amendment to the Restructuring Agreement dated as of July 13, 2012 among Compañía de Inversiones de Energía S.A., Petrobras Argentina S.A., Petrobras Hispano Argentina S.A., Pampa Energía S.A., Pampa Inversiones S.A., Inversiones Argentina I, EPCA S.A. and The Royal Bank of Scotland N.V., Sucursal Argentina.	PESA	20-F	4/29/13	4.3

Exhibit		Incorporated by Reference				Filed
Number	Description	Filer	Form	Date	No.	Herewith

4.4	Settlement Agreement dated July 13, 2012 among Compañía de Inversiones de Energía S.A., Petrobras Argentina S.A., Petrobras Hispano Argentina S.A., Pampa Energía S.A., Pampa Inversiones S.A. and Inversiones Argentina I.	PESA	20-F	4/29/13	4.4

4.5	Loan Agreement Number 0088/2005, dated February 21, 2005, between Petrobras Energía S.A., as borrower, and Petrobras International Braspetro B.V., as lender (English translation).	PEPSA	20-F	6/30/05	2.16

4.6	Loan Agreement, dated December 15, 2008, between Petrobras International Braspetro B.V., as borrower, and Petrobras Energía S.A., as lender (English translation).	PEPSA	20-F	6/30/09	4.4

4.7	Loan Agreement, dated December 15, 2008, between Petrobras International Braspetro B.V., as borrower, and Petrobras Holding Austria AG, as lender (English translation).	PEPSA	20-F	6/30/09	4.5

4.8	Stock Purchase Agreement, dated December 21, 2007, between Petrobras Energía, S.A., as seller, and Petrobras International Braspetro B.V., as purchaser.	PEPSA	20-F	6/27/08	4.7

4.9	Stock Purchase Agreement, dated April 27, 2009, between Petrobras Energía S.A., as seller, and Petrobras International Braspetro B.V., as purchaser.	PEPSA	20-F	6/30/09	4.7

5.0	Share Purchase Agreement, dated May 31, 2012, between Petrobras Participaciones S.L., as Vendor, and Petrobras Argentina S.A., as Purchaser.	PESA	20-F	4/29/13	5.0

5.1	DeGolyer and MacNaughton reserves report, dated January 14, 2016.					X

8.1	List of Subsidiaries of Petrobras Argentina S.A.					X

12.1	Petrobras Argentina S.A. CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 29, 2016.					X

12.2	Petrobras Argentina S.A. CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 29, 2016.					X

13.1	Petrobras Argentina S.A. CEO Certification furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 29, 2016.					X

13.2	Petrobras Argentina S.A. CFO Certification furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 29, 2016.					X

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

PETROBRAS ARGENTINA S.A.

By:	/s/ Marcos Benicio Pompa Antunes
Name:	Marcos Benicio Pompa Antunes
Title:	Chief Executive Officer

By:	/s/ Maelcio Mauricio Soares
Name:	Maelcio Mauricio Soares
Title:	Chief Financial Officer

Date: April 29, 2016

INDEX TO FINANCIAL STATEMENTS

PETROBRAS ARGENTINA S.A.

Report of independent registered public accounting firm on the Consolidated Financial Statements and on Internal Control over Financial Reporting of Petrobras Argentina S.A. as of December 31, 2015, 2014 and 2013

F-2

Consolidated statements of income of Petrobras Argentina S.A. for the years ended December 31, 2015, 2014 and 2013	F-4

Consolidated statements of comprehensive income of Petrobras Argentina S.A. for the years ended December 31, 2015, 2014 and 2013	F-5

Consolidated statements of financial position of Petrobras Argentina S.A. as of December 31, 2015, 2014 and 2013	F-6

Consolidated statements of changes in equity of Petrobras Argentina S.A. for the years ended December 31, 2015, 2014 and 2013	F-7

Consolidated statements of cash flows of Petrobras Argentina S.A. for the years ended December 31, 2015, 2014 and 2013	F-8

Notes to the consolidated financial statements of Petrobras Argentina S.A. as of the years ended December 31, 2015, 2014 and 2013	F-9

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Petrobras Argentina S.A.

In our opinion, the accompanying consolidated statements of financial position at December 31, 2015, 2014 and 2013 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows present fairly, in all material respects, the financial position of Petrobras Argentina S.A. and its subsidiaries at December 31, 2015, 2014 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Autonomous City of Buenos Aires, April 29, 2016

PRICE WATERHOUSE & CO. S.R.L.

By: /s/ Miguel A. Urus (Partner)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Stated in millions of Argentine pesos)

	Notes	2015	2014	2013
Sales		21,955	20,738	15,340
Cost of sales	6	(15,554)	(14,490)	(11,260)

Gross profit		6,401	6,248	4,080

Administrative and selling expenses	7	(2,921)	(2,416)	(1,797)
Exploration expenses	8	(148)	(70)	(82)
Other operating expenses, net	9	(123)	(779)	(571)
Share of net loss of equity accounted investments	17.3	(1,290)	(1,735)	(279)

Operating income		1,919	1,248	1,351

Financial results
Financial income	10	1,539	1,124	936
Financial costs	10	(1,592)	(1,052)	(883)

Income (loss) before income tax		1,866	1,320	1,404

Income tax	11	(971)	(742)	(552)

Net income		895	578	852

Earnings per share basic / diluted (in pesos)	12	0.422	0.227	0.386

Attributable to:
Shareholders of the Company		853	458	779
Non-controlling interest		42	120	73

Total		895	578	852

The accompanying Notes 1 to 36 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Stated in millions of Argentine pesos)

	2015	2014	2013
Net income for the year	895	578	852
Other comprehensive income (net of taxes)
Items that will not be reclassified to profit or loss:
Actuarial profits and loss
Recognized in equity	33	6	10
Recognized to non-controlling interest	11	(5)	—
Items that may be subsequently reclassified to profit or loss:
Foreign currency translation
Recognized in equity	601	277	107
Recognized to non-controlling interest	571	241	171

Other comprehensive income for the year	1,216	519	288

Total other comprehensive income	2,111	1,097	1,140

Attributable to:
Shareholders of the Company	1,487	741	896
Non-controlling interest	624	356	244

Total	2,111	1,097	1,140

The accompanying Notes 1 to 36 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2015, 2014 AND 2013

(Stated in millions of Argentine pesos)

	Notes	2015	2014	2013
CURRENT ASSETS
Cash and cash equivalents	13	2,229	2,278	1,193
Other investments	18	43	33	23
Trade receivables	14	3,241	2,945	2,519
Other receivables	15	3,100	1,676	1,551
Inventories	16	2,130	1,951	1,310

Total current assets		10,743	8,883	6,596

NON-CURRENT ASSETS
Trade receivables	14	48	60	73
Other receivables	15	186	163	245
Deferred income tax assets	11	7	47	—
Inventories	16	78	67	58
Other investments	18	290	153	301
Investments in associates	17.2	3,130	2,979	3,568
Investments in joint venture	17.1	441	491	497
Property, plant and equipment	19	14,174	11,589	9,524

Total non-current assets		18,354	15,549	14,266

Total assets		29,097	24,432	20,862

CURRENT LIABILITIES
Accounts payable		4,097	3,045	2,553
Short-term loans	20.3	61	92	208
Payroll and social security taxes		473	371	304
Taxes payable	21	775	1,134	578
Provisions	22	1,655	1,253	385

Total current liabilities		7,061	5,895	4,028

NON-CURRENT LIABILITIES
Accounts payable		—	4	7
Long-term loans	20.3	3,910	2,587	2,024
Employment benefit obligations	23	534	438	336
Deferred income tax liabilities	11	863	499	548
Provisions	22	2,166	2,394	2,224

Total non-current liabilities		7,473	5,922	5,139

Total liabilities		14,534	11,817	9,167

EQUITY
Capital Stock	24	2,019	2,019	2,019
Other items in Capital		2,186	2,186	2,186
Reserves income	25	7,465	7,144	6,508
Other		(693)	(693)	(693)
Unappropiated retained earnings	26	853	458	752
Other comprehensive income	27	1,106	472	189

Total shareholders’ equity attributable to:
Shareholders of the Company		12,936	11,586	10,961
Non-controlling interest		1,627	1,029	734

Total equity		14,563	12,615	11,695

TOTAL LIABILITIES AND EQUITY		29,097	24,432	20,862

The accompanying Notes 1 to 36 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Stated in millions of Argentine pesos)

			Attributable to shareholders of the company											Non-controlling interest (c)	Total equity
			Capital stock				Rertained earnings					OCI (b)	Total
				Other items in Capital			Reserves income			Other (a)	Unappropriated retained earnings
	Notes		Capital stock	Adjustment to capital stock	Additional paid-in capital from meger	Additional paid-in capital on sales of stock of parent	Legal reserve	Future investment reserves	Future dividends reserve
Balances as of December 31, 2012			2,019	1,230	912	44	483	4,781	689	(693)	528	72	10,065	506	10,571

Other comprehensive income for the period			—	—	—	—	—	—	—	—	—	117	117	171	288
Societal resolution	(d	)
- Legal reserve			—	—	—	—	32	—	—	—	(32)	—	—	—	—
- Future investments reserve			—	—	—	—	—	523	—	—	(523)	—	—	—	—
- Reversal by investments			—	—	—	—	—	(2,999)	—	—	2,999	—	—	—	—
- Constitution for new investments			—	—	—	—	—	2,638	—	—	(2,638)	—	—	—	—
- Future dividends reserve			—	—	—	—	—	—	361	—	(361)	—	—	—	—
Dividends in cash			—	—	—	—	—	—	—	—	—	—	—	(16)	(16)
Net income			—	—	—	—	—	—	—	—	779	—	779	73	852

Balances as of December 31, 2013			2,019	1,230	912	44	515	4,943	1,050	(693)	752	189	10,961	734	11,695

Other comprehensive income for the period			—	—	—	—	—	—	—	—	—	283	283	236	519
Societal resolution	(e	)
- Legal reserve			—	—	—	—	38	—	—	—	(38)	—	—	—	—
- Future investments reserve			—	—	—	—	—	714	—	—	(714)	—	—	—	—
- Reversal by investments			—	—	—	—	—	(2,524)	—	—	2,524	—	—	—	—
- Constitution for new investments			—	—	—	—	—	2,299	—	—	(2,299)	—	—	—	—
- Future dividends reserve			—	—	—	—	—	—	225	—	(225)	—	—	—	—
Dividends in cash			—	—	—	—	—	—	(116)	—	—	—	(116)	(61)	(177)
Net income			—	—	—	—	—	—	—	—	458	—	458	120	578

Balances as of December 31, 2014			2,019	1,230	912	44	553	5,432	1,159	(693)	458	472	11,586	1,029	12,615

Other comprehensive income for the period			—	—	—	—	—	—	—	—	—	634	634	582	1,216
Societal resolution	(f	)
- Legal reserve			—	—	—	—	23	—	—	—	(23)	—	—	—	—
- Future investments reserve			—	—	—	—	—	435	—	—	(435)	—	—	—	—
- Reversal by investments			—	—	—	—	—	(3,853)	—	—	3,853	—	—	—	—
- Constitution for new investments			—	—	—	—	—	3,716	—	—	(3,716)	—	—	—	—
- Future dividends reserve			—	—	—	—	—	—	137	—	(137)	—	—	—	—
Dividends in cash			—	—	—	—	—	—	(137)	—	—	—	(137)	(26)	(163)
Net income			—	—	—	—	—	—	—	—	853	—	853	42	895

Balances as of December 31, 2015			2,019	1,230	912	44	576	5,730	1,159	(693)	853	1,106	12,936	1,627	14,563

(a)	Balances due to business combination of companies under common control (Note 2.6.8)
(b)	Note 27.
(c)	Note 17.7.
(d)	As required by the Shareholders’ Meeting of March 21, 2013.
(e)	As required by the Shareholders’ Meeting of March 27, 2014.
(f)	As required by the Shareholders’ Meeting of March 19, 2015.

The accompanying Notes 1 to 36 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Stated in millions of Argentine pesos)

	Notes	2015	2014	2013
Cash provided by (used in) operations:
Net income		895	578	852
Reconciliation to net cash provided by (used in) operating activities:
Share of profit of equity accounted investments	17.3	1,290	1,735	279
Financial results, net		(269)	(572)	(419)
Depreciation of property, plant and equipment	19	2,630	2,632	2,194
Abandoned and non-productive well write-downs	8	83	11	27
Contingencies	9	9	109	103
Environmental costs	9	29	193	27
Cease of operations in Jagüel de los Machos area	9	121	—	—
Result from sale of Puesto Hernández	9	—	(181)	—
Result from sale of Distrilec S.A.	9	—	—	34
Defined benefit plan and other employment benefits	23	194	120	98
Impairment Colpa y Caranda in Bolivia	9	164	94	—
Impairment El Tordillo area	9	471	—	—
Result from sale of Austral Basin	9	(675)	—	—
Crude oil transportation agreement with OCP	9	(507)	—	—
Impairment Santa Cruz II area	9	—	—	11
Income tax	11	971	742	552
Accrued interest	20.3	213	192	212
Other		(101)	110	35
Changes in assets and liabilities:
Trade receivables		(99)	(318)	(271)
Other receivables		(1,039)	(3)	(298)
Inventories		(256)	(644)	(294)
Accounts payable		640	346	241
Payroll and social security taxes		(30)	150	118
Taxes payable		(397)	(18)	161
Provisions		841	(61)	(158)
Dividends collected	17.4	6	55	23
Interest paid	20.3	(198)	(181)	(216)
Income tax paid		(747)	(323)	(435)

Net cash provided by operations		4,239	4,646	2,778

Cash provided by (used in) investing activities:
Acquisition of property, plant and equipment		(5,474)	(3,853)	(2,524)
Sale of interests in companies and oil and gas areas		792	373	605
Net variation in investments other than cash and cash equivalents		32	11	35
Financial Trust for Works on Gasoducto Sur (Fideicomiso Financiero de Obra Gasoducto Sur)		30	39	34

Net cash used in investing activities		(4,620)	(3,430)	(1,850)

Cash provided by (used in) financing activities:
Net increase (decrease) in short term loans	20.3	(24)	(124)	96
Increase in long term loans	20.3	—	—	49
Payment of loans with original long-term maturity	20.3	(46)	(111)	(1,302)
Cash dividends paid		(163)	(177)	(16)

Net cash used in financing activities		(233)	(412)	(1,173)

Increase (decrease) in cash and cash equivalents		(614)	804	(245)
Cash and cash equivalents at the beginning of the year		2,278	1,193	1,260
Effect of exchange rate change on cash and cash equivalents		565	281	178

Cash and cash equivalents at the end of the year	13	2,229	2,278	1,193

The accompanying Notes 1 to 36 are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

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

In these consolidated financial statements, Petrobras Argentina and its subsidiaries are jointly referred to as “the Company”, “the Group” or “PESA”.

The Board of Directors approved the issuance of these consolidated financial statements (hereinafter “financial statements”) on March 3, 2016.

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

Disclosure of prior periods’ presentation has been adjusted to achieve comparability with the current period.

2.2.1. New accounting standards and interpretations issued by the IASB effective as of December 31, 2015 and adopted by the Company

Annual improvements to IFRSs – 2010-2012 and 2011-2013 Cycles

Application of improvements to IFRSs issued did not have an impact on the results of operations or financial position of the Company; however, additional information regarding the aggregation criteria for operating segments made by the Company was disclosed in Note 2.5.

2.2.2. New accounting standards and interpretations issued by the IASB that are not effective as of December 31, 2015, and have not been early adopted by the Company

IAS 1 “Presentation of Financial Statements”

In December 2014, the IASB amended IAS 1 “Presentation of Financial Statements” providing a new guidance for the presentation of Financial Statements. The amendments are effective for annual periods beginning on or after January 1, 2016. Earlier application is permitted.

The Company believes that the application of the same will not impact significantly on the presentation of financial statements.

IAS 27 “Separate Financial Statements”

In August 2014, the IASB amended IAS 27 “Separate Financial Statements”. The amendments allow the use of the equity method to account as it is described in IAS 28 for investments in subsidiaries, joint ventures and associates and are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted.

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

IFRS 15 “Revenues from contracts with Customers”

In May 2014, the IASB issued IFRS 15 “Revenues from contracts with Customers”, later, in September 2015, amended the effective date for annual periods beginning on or after January 1, 2018. Earlier application is permitted.

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

Improvements to IFRSs – 2012-2014 Cycle

In September 2014, the IASB published amendments to the IFRSs that are applicable for periods beginning on or after January 1, 2016. Earlier application is permitted.

The Company estimated that these amendments will not have an impact on the results of operations or the financial position of the Company.

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

For consolidation of subsidiaries, the amount of the investment and the share in their profit or loss and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flows of such subsidiaries, while the non-controlling interest is reflected separately. The intercompany receivables, payables and transactions within the consolidated group are eliminated in the consolidation. The unrealized intercompany gains or losses from transactions within the consolidated group have been completely eliminated.

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

As of December 31, 2015, 2014 and 2013, the Company exercises joint control over CIESA.

The intercompany gains or losses from transactions between the Company and entities under joint control are eliminated proportionally to the Company’s interest in such companies.

The accounting policies of entities under joint control were changed as deemed necessary for consistency with the accounting policies adopted by the Company.

The carrying value of investments in joint ventures, which is considered a cash-generating unit, is assessed for impairment when facts or changes in circumstances indicate that the book value could not be recoverable and, if applicable, an impairment loss is recorded.

2.3.1.2.2. Joint operations

The Company recognizes its proportionate interest in the joint operations assets, liabilities, revenues, costs and expenses related to its participation in joint operations in different consortia and joint operations for exploration and production of hydrocarbons.

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

Business combinations between companies under common control are accounted for considering the book value of the acquired company in the holding company. The difference between the price paid and the carrying amount mentioned before is recorded in equity (“Other” Note 2.6.8). The transaction costs are expensed in the period in which they accrue.

2.3.2. Financial information

In preparing these financial statements, the financial information of companies over which the Company exercises control, joint control and associates as of December 31, 2015, 2014 and 2013, or the best available financial information as of those dates, adapted to an equal period of time, was used. Adjustments have also been considered.

2.4 Translation of foreign operations

The main considerations of translation into presentation currency are shown below.

2.4.1. Functional and presentation currency

The financial information of PESA’s entities was prepared in their functional currency, that is, the currency of the primary economic environment in which the entity operates.

The functional and the presentation currency of Petrobras Argentina’s financial statements is the Argentine peso. The Company has evaluated and concluded that the date of the financial statements are not met the conditions set out in IAS 29 “Financial reporting in hyperinflationary economies” to consider Argentina as a hyperinflationary economy. These conditions include the cumulative inflation for the last three years approaches or exceed 100%. At the date of issuance of these financial statements, this pattern, measured as the variation in the rates published by the National Institute of Statistics and Censuses price it is not reached. Therefore, these financial statements have not been restated.

2.4.2. Outstanding balances and transactions

Foreign currency transactions are remeasured into the functional currency using the exchange rates prevailing at the date of the transaction.

Foreign exchange gains and losses resulting from settlement of such operations or from remeasurement at year-end of monetary assets and liabilities denominated in foreign currency are recognized in the Consolidated Statements of Income, except for cash flow or net investment hedges that qualify for exposure as “Other comprehensive income” (Note 2.6.8).

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

In the aggregation of segments, Management of the Company has primarily considered the nature of the regulatory framework of the Energy Industry in Argentina and product integration in the Company’s production process.

The Company’s business is mainly focused on the energy sector, basically through its activities relating to oil and gas exploration and production, refining and distribution, petrochemicals and gas and energy. Accordingly, the identified operating segments are as follows:

(a) Oil and Gas Exploration and Production, composed of Company’s participation in oil and gas blocks and its interest in Oleoductos del Valle S.A., OCP, direct and indirect interest in mixed companies in Venezuela and PELSA, consolidate company as of June 1, 2012.

(b) Refining and Distribution, including Company’s own operations in Bahía Blanca refinery and gas stations network, Company’s equity interest in Refinería del Norte S.A. and commercialization of oil produced in Argentina, which is transferred at market prices from the Oil and Gas Exploration and Production operating segment. Aggregation of refining and distribution segments responds primarily to the confluence of a common strategy in line with vertical integration of the Company’s operations according to industry regulations aimed at ensuring the supply of the domestic market.

(c) Petrochemicals, includes styrenics operations and catalytic reformer plant operations developed in Argentina.

(d) Gas and Energy, comprising Company’s own operations relating to the sale of gas produced in Argentina and gas and liquefied petroleum gas brokerage activities, its interest in TGS, the electricity generation activities of Genelba Power Plant and of Pichi Picún Leufú Hydroelectric Complex, and its interest in Enecor. Aggregation of gas and energy segments responds primarily to the confluence of a common strategy to maximize profitability and ensure self-supply.

The liquids obtained from the processing of oil and gas are produced in the business segments of Exploration and Production of Oil and Gas, Refining and Distribution and Petrochemicals. Until the year ended December 31, 2013, the sales of these products was on the segment Gas and Energy, and from January 1, 2014, such sales were decentralized in each of the segments where they are produced.

(e) Assets and operating income related to the Central Service Structure, includes those that are not attributable to any other operating segment and intercompany eliminations are collectively shown.

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

2.6.1. Financial instruments

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

Loans and Receivables

Loans and receivables are non-derivatives financial instruments with fixed or determinable payments that are not quoted in an active market. They are initially recognized at fair value plus any directly attributable transaction cost. After initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less impairment loss, if applicable. Gains and losses derived from the use of the interest method are recognized in the Consolidated Statement of Income under “Financial Results”.

Also, the fair value of current bank and financial debt does not differ significantly from their carrying amount as of December 31, 2015, 2014 and 2013.

Within this category, the Company has time deposits, loans to several associate’s companies, other investments, trade receivables, other receivables, accounts payable and loans.

2.6.1.2. Impairment of financial assets

The Company assesses at each reporting date whether there is objective evidence that a financial asset or group of financial assets is impaired and if so, an impairment charge is recorded under “Other operating income (expense)”.

In the years ended December 31, 2015, 2014 and 2013, impairment charges of financial assets related to the allowance for doubtful accounts are indicated in Note 14.

2.6.1.3. Cash and cash equivalents

Cash and cash equivalents include cash on hand, term deposits and other short-term highly liquid investments with original maturities of three months or less, subject to an insignificant risk of change in value.

Bank overdrafts are accounted for within “Loans” in current liabilities in the Consolidated Statement of Financial Position. For purposes of the cash flow statement, bank overdrafts are part of the cash equivalents.

2.6.1.4. Trade receivables and accounts payable

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, net of an allowance for doubtful accounts, if applicable.

The amortized cost of trade receivables, other receivables, other long-term investments, accounts payable and other payables approximates to its fair value.

An allowance for doubtful accounts is recognized when there is objective evidence that the Company will not be able to collect its receivables at their original maturities or for the full amount. To the recognition of allowance for doubtful accounts, the Company evaluates different factors, including the customers’ credit risk, historical trends and other relevant information. This evaluation may require future adjustments if economic conditions substantially differ from the assumptions made. The amount of the allowance is the difference between the book value of the asset and the present value of the estimated future cash inflow, discounted at the effective interest rate. The asset is presented net of the allowance for doubtful accounts, if applicable. The loss from doubtful accounts is recognized in the Consolidated Statement of Income under “Administrative and selling expenses”.

Accounts payable are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

2.6.1.5. Accounting for derivative financial instruments

Derivative financial instruments are measured at fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the measurement date, net of any prepayment collected or paid.

Changes in the measurement of derivative financial instruments designated as effective cash flow hedges are recognized under “Other comprehensive income” in “Equity” (see Note 2.6.1.7). Changes in the measurement of derivative financial instruments that do not qualify for hedge accounting or are not designated as hedges are recognized in the Consolidated Statement of Income under “Financial results”.

As of December 31, 2015, the Company maintains derivative financial instruments of USD 48; gains of 59 derived of the use of derivative financial instruments during 2015 were recognized in the Consolidated Statement of Income under “Financial Results”.

As of December 31, 2014 and 2013, the Company did not maintain relevant derivative financial instruments, and no significant charges were recorded in results for this type of operations in the fiscal years then ended.

2.6.1.6. Loans

Loans are initially recognized at fair value net of incurred transaction costs. Subsequently, they are carried at amortized cost using the effective interest method. Any difference between the proceeds (net of transaction costs) and redemption value is recognized in the Consolidated Statement of Income throughout the life of the loans using the effective interest method.

The loans are classified as current liabilities unless the Company has the right to defer settlement of the liability by at least twelve months following the reporting date.

2.6.1.7. Hedge Accounting

A hedge qualifies for hedge accounting only if at the inception there is formal designation and documentation of the hedging relationship and the risk management objective and the strategy for undertaking the hedge.

Hedging relationships are of three types: (i) fair value hedge: a hedge of the exposure to changes in fair value of the total or identified portion of a recognized asset or liability or an unrecognized firm commitment, that is attributable to a particular risk; (ii) cash flow hedge: a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction; and (iii) hedge of a net investment in a foreign operation: a hedge of the amount of the entity’s interest in the net assets of that operation.

If a relationship qualifies for fair value hedge accounting, the gain or loss from remeasuring the hedging instrument and the hedge item at fair value shall be recognized in profit or loss.

If a relationship qualifies for cash flow hedges accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge shall be recognized in other comprehensive income; and shall be reclassified to profit or loss as in the same period which the hedged cash flows affect profit or loss. The ineffective portion of the gain or loss on the hedging instrument shall be recognized in profit or loss.

A hedge is considered effective when originally, as in the rest of life, its changes offset from eighty and a hundred twenty five percent change in the opposite direction of the hedged item. In this regard, the Company excludes the specific component attributable to time value of an option in the measurement of the effectiveness of the instruments that qualify for hedge accounting.

In case the hedging instrument expires or is sold, terminated or exercised, or no longer meets the criteria for hedge accounting or the entity revokes the designation, the cumulative gain or loss that has been recognized in other comprehensive income shall remain separately in equity until the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income shall be reclassified to profit or loss.

If a relationship qualifies for hedge of a net investment in a foreign operation accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge shall be recognized in other comprehensive income and shall be reclassified to profit or loss on the disposal or partial disposal of the foreign operation. The ineffective portion shall be recognized in profit or loss.

As of December 31, 2015, 2014 and 2013, the Company has designated a significant portion of its debt (mainly long-term debt) in dollars (non-derivative financial instruments) as hedging instruments of the net investment in foreign operations (activities that are based or conducted in a different country or currency) to reflect the natural hedge effect over changes in the exchange rate between a significant portion of the debt denominated in dollars and the entity’s interest in the net assets of those operations.

2.6.2. Other receivables and payables

Other receivables and payables have been initially recognized at fair value and subsequently measured at their amortized cost using the effective interest method. In addition, “Other receivables” includes, among others, advances to suppliers measured on the basis of the amounts actually disbursed.

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

2.6.4. Property, plant and equipment

2.6.4.1. General principles

Property, plant and equipment, except as indicated below, is measured following the cost model. Any expenditure subsequent to the original recognition of the asset is added as a component of the asset only when the expenditure improves its condition and it is probable that future economic benefits, in excess of the originally assessed ones, will be generated by such asset or when the expenditure relates to recognize a major repair or overhaul of the asset which is conducted to allow the continued use of the asset, provided: (i) such expenditure is allocated to the replacement of the component parts of the asset, (ii) the useful life of such component parts has been calculated based on their own wear and tear or depletion and (iii) it is probable that future economic benefits will flow as a result of the expenditure.

The cost of work in progress whose construction will extend over time includes, if applicable, the computation of financial costs accrued on loans granted by third parties and other pre-production costs, net of any income obtained from the sale of commercially valuable production during the launching period. In 2015, 2014 and 2013 no borrowing costs were capitalized.

Property, plant and equipment related to foreign operations have been translated into the functional currency at historical exchange rates, and they have been translated into pesos at the closing exchange rates.

2.6.4.2. Oil and gas exploration and production activities

The Company uses the successful efforts method of accounting for its oil and gas exploration and production activities. This method involves the capitalization of: (i) the cost of acquiring properties in oil and gas exploration and production areas; (ii) the cost of drilling and equipping exploratory wells that result in the discovery of commercially recoverable reserves; (iii) the cost of drilling and equipping development wells, and (iv) the estimated asset retirement obligations.

According to the successful efforts method of accounting, exploration costs, excluding exploratory well costs, are expensed during the period in which they are incurred. Drilling costs of exploratory wells are capitalized until it is determined that proved reserves exists and they justify the commercial development. If reserves are not found, such drilling costs are expensed. Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete. In those cases, such costs continue to be capitalized insofar as the well has allowed determining the existence of sufficient reserves to warrant its completion as a production well and the Company is making sufficient progress in evaluating the economic and operating feasibility of the project.

The initial estimated asset retirement obligations in hydrocarbons areas, discounted at a risk adjusted rate, are capitalized in the cost of the assets and depreciated using the units of production method. Additionally, a liability at the estimated value of the discounted amounts payable is recognized. Changes in the measurement of asset retirement obligations that result from changes in the estimated timing, amount of the outflow of resources required to settle the obligation, or the discount rate, are added to, or deducted from, the cost of the related asset. If a decrease in the liability exceeds the carrying amount of the asset, the excess is recognized immediately in profit or loss.

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

From a regulatory standpoint, recoverable amount is defined as the higher of fair value less costs of disposal and value in use, the latter is defined as the addition of the discounted expected net cash flows that arise as a direct result of the use and eventual final disposition of the assets. For that purposes, among other elements, the assumptions that represent the best estimate made by Management of the economic conditions that will prevail throughout the useful life of the assets are considered.

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

As of December 31, 2015, 2014 and 2013, the Company recognized an impairment charge of 635, 94 and 11 on property, plant and equipment (Note 19), respectively.

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

Actuarial gains and losses are recognized in “Other comprehensive income” and costs of services provided in the past in the consolidated statement of income.

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

Income tax rates prevailing at year-end in Argentina, Venezuela, Ecuador, Bolivia and Spain are 35%, 50%, 22%, 25% and 28%, respectively. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is levied with a 12.5% withholding income tax.

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

In the years ended December 31, 2015, 2014 and 2013, income tax expenses were higher than minimum presumed income tax. Therefore, the Company only recorded income tax expense.

2.6.6.3. Hydroelectric royalties

For the operation of Pichi Picún Leufú Hydroelectric Complex, the Company pays hydroelectric royalties of 12% of the amount resulting from applying the rate for the bulk sale to the power sold under the terms of Section No. 43 of Law No. 15,336, as amended by Law No. 23,164. In addition, the Company is subject to a monthly license fee payable to the Federal Government for the use of the power source equivalent to 0.5% of the same basis used for the calculation of the hydroelectric royalty.

2.6.6.4. Withholdings on exports of hydrocarbons

The Public Emergency and Exchange System Reform Law No. 25,561 established the creation of a system of withholdings on exports of hydrocarbons for five years from March 1, 2002, which was subsequently extended for five years by Law No. 26,217. The effect of such withholdings is deducted from the respective selling prices.

Crude Oil

Effective since November 2007, Resolution No. 394/07 issued by the Ministry of Economy and Production established a new method for calculating withholdings on exports of crude oil, and gave equivalent treatment to certain oil related products. This amendment results in the application of a variable export withholding based on a formula that considers the international price of crude oil and a cut-off price by product. Under this method, when the international (quoted) price of crude oil exceeds USD 60.90 per barrel, an increasing withholding rate is set for crude oil exports that results in a price cap of USD 42 per barrel of standard-quality crude oil. When the international price of crude oil dips below USD 45 per barrel, the regulations call for the authorities to determine a new applicable withholding rate within 90 days. The same rules apply to exports of refined products such as gasoline, fuel oil and lube oils, for which different cut-off and reference prices were defined. On January 3, 2013 the Ministry of Economy and Public Finance, by Resolution No. 01/13, proceeded to modify the methodology for the calculation of taxes on exports of crude oil by increasing the reference value at USD 80 per barrel and cutoff value at USD 70 per barrel.

In October 2014, through Resolution No. 803/14, the Ministry of Finance amended Resolution No. 394/07 and modified the withholding tax on hydrocarbon exports linking the rate (ranging from 10% to 13%) to a specific price schedule.

On January 1, 2015 Resolution No. 1,077/14 of the Ministry of Economy and Public Finance came into effect. This resolution supersedes Resolution No. 394/07 as amended by Resolution No. 803/14 and provides that for so long as the International price of crude oil is less than USD 71 per barrel the withholding tax rate shall be 1%, and incremental tax rates will apply for so long as the international price of crude oil is equal or higher than USD 71 per barrel.

In December 2015, through Resolution No. 160/15, the Ministry of Production established a 0% rate on exports of derivative products, such as rubber, styrene, polystyrene, bops and toluene.

Natural gas

In March 2008, the Ministry of Economy and Production issued Resolution No.127/08 which, in connection with natural gas, amended Resolution No. 534/06, whereby a 45% withholding rate was established on the price of the gas imported from Bolivia, and imposed a 100% withholding on natural gas exports, considering for valuation purposes the highest price set for natural gas under the applicable agreements for natural gas imports into Argentina. In addition, pursuant to such resolution, the methodology for calculating withholdings on exports of crude oil, under Resolutions No. 394/07 and No. 1/13, was also applied to LPG. During 2015, the Argentine government issued some measures for the LPG market. Resolution 60/15 reduced withholding tax on LPG exports from 45% to 1% and Resolution SE No. 792/15 updated and increases export parity prices for which the LPG is sold in the local market to customers who are not reached by the New Stabilization Program.

2.6.6.5. Foreign Exchange Regime – Obligation to exchange into local currency 100% of foreign currency proceeds from exports of crude oil and oil related products

Decree No. 1,722/2010 dated October 25, 2011 reestablished the obligation that all foreign currency proceeds from exports of crude oil and oil related products, natural gas and liquefied gas must be negotiated in the local exchange market regulated by BCRA.

The decree therefore makes it mandatory for Petrobras Argentina to exchange into local currency 100% of the proceeds of its exports of goods and services in Argentine.

2.6.6.6. New regulations for hydrocarbon activities in Argentina.

Law No. 26,741 issued in May 2012 declared of public interest and a state priority in the Republic of Argentina the achievement of self-sufficiency in hydrocarbons supply and the activities of hydrocarbon exploration, exploitation, industrialization, transportation and marketing. In addition, YPF S.A.’s and Repsol YPF Gas S.A.’s assets were declared of public interest and subject to expropriation in a fifty one per cent (51%).

By means of Decree No. 1,277 issued in July 2012, the regulations for the implementation of Law No. 26,741 was approved and Rules of the Argentine Hydrocarbon Sovereignty regime were issued, which established the creation of the Commission of Planning and Strategic Coordination of the National Hydrocarbon Investments Plan (the “Commission”) under the Ministry of Economic Development Policy and Planning of the Ministry of Economy and Finance, as well as the National Hydrocarbon Investment Register (the “Register”) . Decree No. 1,277/12 established the obligation of Argentine companies in the oil and gas industries to present to the Commission an annual investment plan of exploration and exploitation. The Commission is required to design a Hydrocarbon National Investment Plan, which seek to maximize investment and sustainability of the industry in the short, medium and long term. In addition, Decree No. 1,277 also derogated certain sections of Decrees No. 1,055/89, No. 1,212/89 and No. 1,589/89 that provided for the free availability of hydrocarbons produced in concession areas granted, the free commercialization in the domestic and foreign markets and the freedom to set prices.

The Company has complied with all applicable periods information requirements.

In February 2013, by Resolution No. 1/2013, the Commission created the “Stimulus Program for Surplus Injection of Natural Gas (Programa de Estímulo a la Inyección Exedente de Gas Natural)”, companies can participate enrolling in the Register and submitting projects to increase the total volume of natural gas to be injected into the domestic market during the proposed period. Once the project is implemented, it provides: a) compensation for injection based on surplus at a price of 7.5 USD / MBTU and b) a fine in the case of the company during a specified period, has not managed to increase production volumes committed. In order to develop gas fields in Argentina, the Company formalized presentations required for the qualification of Resolution No. 1/2013 and so far the Commission has not issued.

Additionally, in November 2013, by Resolution No. 60/2013, the Commission created the “Stimulus Program for Surplus Injection of Natural Gas for Companies with Reduced injection (Programa de Estímulo a la Inyección de Gas Natural para Empresas con Inyección Reducida)”. Producers had time to present their project to contribute to increase levels of natural gas production until March 31, 2014. The same is aimed at companies without previous production, or capped at 3.5 MMm3/day, with price incentives before increases production, and LNG import penalties if the companies do not comply with the committed volumes. Also, those companies that were program beneficiaries mentioned in the preceding paragraph and meet the conditions thereof, can request the termination of its participation in that program and its incorporation into the present. Resolution No.60/2013, as amended (Resolutions No. 22/2014 and No. 139/2014) established a price ranging between 4 USDUSD/MBtu and 7.5 USD/MBtu, according the higher production curve reached.

On January 30, 2015, registration of the Company to the mentioned program was admitted through Resolution No. 13/2015 issued by the Secretary of Economic Policy and Development Planning of the Ministry of Economy and Public Finance. During the third quarter of 2015, all additional filings required by such Committee were submitted and implementation of the program was approved with retroactive effect to July 1, 2014.

In October 2014, Law No. 27,007 was issued, amending Hydrocarborn Law No. 17,319, which defined and regulated the exploration and exploitation of unconventional hydrocarbons, introduced changes to the extension of concession terms, established a special royalty system and a system to promote hydrocarbon investments, and prohibited the creation of reserved areas in favor of state-owned corporations or corporations with private controlling interest. In addition, among its temporary provisions, the law granted a 90-day term to complete the negotiation process to extend existing concessions.

In February, 2015 the Commission issued Resolution 14/2015 creating the “Crude Oil Production Stimulus Program (Programa de Estímulo a la Producción de Petróleo Crudo)” providing for export and/or production stimulus payment for registered companies subject to certain requirements. By Resolution 33/15, the Commission approved the General Regulation Program to Promote Production of Crude Oil.

Subsequently, through Resolution 123/15, the Commission approved the “Regulation of Procurement, sales and transfers of areas, Rights and Participation under the Incentive Program Injection Natural Gas Surplus Stimulus Program and the Gas Injection Natural Reduced injection for Business”.

By Decree 272/15, the PEN decided to dissolve the Committee of Strategic Planning and Coordination of the National Hydrocarbon Investment Plan created by the art. 2 of Regulation Regime Hydrocarbon Sovereignty approved as Annex I of Dec. 1277/12. The powers granted to the Commission shall be exercised by the Ministry of Energy and Mining. The Art. 5 of Decree 272 provides that acts adopted by the Commission in exercising its powers granted by the Regulation or other regulations retain their validity until the contrary is not provided by specific resolution of the Ministry of Energy and Mining.

The Company, through PELSA, has participated in the Petroleo Plus Program, which established certain incentives for producers. During the third quarter of 2015, Decree No. 1.330/2015 rendered such Program ineffective and ordered payment of pending incentives by means of Government Bonds BONAD 2018 and BONAR 2024.

On March 9, 2016 the Ministry of Energy and Mining issued Resolution 21/2016 creating an export stimulus program of crude oil surplus, after domestic demand for crude oil Escalante from the San Jorge Gulf Basin is satisfied, to be in effect from January 1, 2016 to December 31, 2016. The stimulus will be paid for each shipment and to the extent that the average price of Brent oil does not exceed U.S.$47 per barrel two days before and two day after the shipment. The compensation to be paid by the Argentine government will amount to U.S.$7.50 per barrel, as long as the criteria is met.

2.6.7. Provisions and contingent liabilities

Provisions are liabilities of uncertain timing or amount, that are recognized when: a) the Company has a present obligation (legal or constructive) as a result of a past event, b) it is probable that an outflow of resources will be required to settle that obligation, and c) a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the present obligation, taking into account the best available information as of the date of the financial statements based on assumptions and methods considered appropriate. As additional information becomes available to the Company, estimates are revised and adjusted periodically. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.

Contingent liabilities are: i) possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of uncertain future events not wholly within the control of the entity; or ii) present obligations that arise from past events but it is not probable that an outflow of resources will be required to its settlement; or whose amount cannot be measured with sufficient reliability.

Contingent liabilities are not recognized. The Company discloses in notes to the financial statements a brief description of the nature of material contingent liabilities.

Contingent liabilities, whose possibility of any outflow in settlement is remote, are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

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

Capital stock adjustment is not distributable in cash or in goods but may be capitalized through issuance of shares. In addition, this balance may be used to compensate accumulated losses in accordance with the compensation method specified under “Retained earnings”.

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

Additional paid-in capital on sales of stock of parent

The account additional paid-in capital on sales of stock of parent was generated until 2010, as a result of the sale of shares of the Company, with sales values greater than their acquisition costs.

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

Other comprehensive income

It includes: i) the gain and loss from the remeasurement of foreign operations, net of foreign exchange differences arising from the indebtedness of the Company denominated in foreign currency designated as hedge of the net foreign investment; ii) actuarial gains and losses for defined benefit plans and the related tax effect (Note 27).

Unappropriated retained earnings

This account therefore includes retained earnings carried forward from prior years, amounts transferred from other comprehensive income and prior year adjustments resulting from the application of IFRS.

General Resolution No. 593/2011 issued by the CNV provided that Shareholders in the Meetings at which they should decide upon the approval of financial statements in which the Retained earnings account has a positive balance, should adopt an express resolution as to the allocation of such balance, whether to dividend distribution, capitalization, setting up of reserves or a combination of these. The Company’s Shareholders have complied with these requirements.

Distribution of dividends

The cash dividend is recognized as a liability in PESA’s financial statements in the year in which they are approved by the shareholders of the Company.

Other items in Equity

The “Other” financial statement line corresponds to the amount generated by the acquisition of business combination of companies under common control determined as the difference between the carrying amount of assets and liabilities at the date of the transaction and the amount paid (see Note 2.3.1.4). Total distributable retained earnings are reduced by the balance of this item.

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

The Company uses the information obtained from the calculation of reserves in the determination of depreciation of assets used in the areas of oil and gas, as well as assessing the recoverability of these assets (Notes 2.6.4.3., 2.6.4.4., 17.2 and 19).

3.2. Asset retirement obligations

Asset retirement obligations after completion of operations require the Company’s Management to estimate the number of wells, long-term well abandonment costs and the time remaining until abandonment. It is worth a mention that technology, costs and political, environmental and safety considerations constantly change and may result in differences between actual future costs and estimates.

Asset retirement obligations estimates are adjusted when it is justified by changes in the evaluation criteria or at least once a year.

3.3. Impairment of non-financial assets

For the purpose of assessing recoverability of non-financial assets, assets are grouped at the lower levels for which there are individually identifiable cash flows (cash generating units). For this purpose, each associated company and each jointly venture and jointly operations is considered a cash generating unit.

The methodology used for estimating the recoverable amount of assets mainly consists in determining the value in use.

3.4. Contingencies

The Company is subject to various claims, lawsuits and other legal proceedings that arise during the ordinary course of its business. The Company’s liabilities with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, the Company’s Management reviews the status of each contingency and assesses potential financial liability, applying the criteria indicated in note 2.6.7, for which elaborates the estimates mainly with the assistance of legal advisors.

Contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company’s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

The Company evaluates whether there would be additional expenses directly associated to the ultimate resolution of each contingency, which will be included in the provision if they may be reasonably estimated.

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

The present value of pension plan obligations depends on multiple factors that are determined according to actuarial estimates which are revised annually by an independent actuary, net of the fair value of the plan assets, when applicable. For this purpose, certain assumptions are used including the discount rate and wage growth rate assumptions.

4. Financial and non-financial equity risk management

4.1. Risk management objectives and policies

In performing its operations, the Company is exposed to some risks associated to the markets in which it operates.

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

The Company uses derivative financial instruments to mitigate the exchange rate risk. associated with exchange rates. During year 2015, the Company used derivative financial instruments; derived gains of 59 were recognized in the Consolidated Statement of Income under “Financial Results”. During the years 2014 and 2013, the Company used derivative financial instruments, which did not produce significant results.

The carrying amounts of assets and liabilities denominated in foreign currencies at the end of each fiscal year are as follows:

	Foreign currency and amount		Exchange rate	Book value in local currency		Foreign currency and amount		Exchange rate	Book value in local currency
CURRENT ASSETS					CURRENT LIABILITIES
Cash and cash equivalents	USD	122.5	13.04	1,597	Accounts payable	USD	180.3	13.04	2,352
	EU	0.2	14.21	3		EU	0.9	3.00	3

	Bol	3.0	2.07	6					2,355

				1,606

					Short-term debt	USD	2.7	13.04	36

Trade receivables	USD	33.9	13.04	442

					Payroll and social security taxes	USD	0.1	13.04	1
Other receivables	USD	129.9	13.04	1,694		$ Bol	16.2	1.87	30

	Bol	29.2	2.07	60					31

	$Bol	11.3	1.87	21

				1,755	Taxes payable	USD	0.5	13.04	6

					Provisions	USD	115.2	13.04	1,502

	TOTAL 12/31/2015			3,823		TOTAL 12/31/2015			3,930

	TOTAL 12/31/2014			2,234		TOTAL 12/31/2014			2,525

	TOTAL 12/31/2013			1,996		TOTAL 12/31/2013			1,762

NON-CURRENT ASSETS					NON CURRENT LIABILITIES
Trade receivables	USD	0.4	13.04	6	Long-term debt	USD	299.8	13.04	3,910

Other receivables	USD	5.4	13.04	70	Provisions	USD	142.8	13.04	1,862
						Bol	3.8	2.07	8

Other investments	USD	20.0	13.04	261					1,870

	TOTAL 12/31/2015			337		TOTAL 12/31/2015			5,780

	TOTAL 12/31/2014			180		TOTAL 12/31/2014			4,647

	TOTAL 12/31/2013			295		TOTAL 12/31/2013			3,906

TOTAL ASSETS	TOTAL 12/31/2015			4,160	TOTAL LIABILITIES	TOTAL 12/31/2015			9,710

	TOTAL 12/31/2014			2,414		TOTAL 12/31/2014			7,172

	TOTAL 12/31/2013			2,291		TOTAL 12/31/2013			5,668

USD	Millions United States Dollars (a)
EU	Millions Euros (a)
$Bol	Millions Bolivian Pesos (b)
Bol	Millions Bolivares (b)

(a)	As of December 31, 2015 according to exchange rate released by the National Bank of Argentine.
(b)	As of December 31, 2015 according to exchange rate released by the National Bank of Bolivia and Central Bank of Venezuela, respectively.

The Company has designated a significant portion of its debt as hedge of investment in foreign currency, as a consequence, the Company has a net liability financial position in foreign currency of USD 14 million as of December, 31, 2015 and a net asset financial position in foreign currency of USD 70 million and USD 124 million as of December 31, 2014 and 2013, respectively. Exchange differences generated by the debt designated as hedge are recognized in “Other comprehensive income” (see Note 2.6.1.7).

Exchange rate sensitivity analysis

Considering the net monetary position, investments in companies with dollar debts and investments with a functional currency other than Argentine peso December 31, 2015, Management estimated that for every increase or decrease in the exchange rate of 20% against the dollar US would result in:

-	a gain or loss by “Foreign exchange” before taxes 36 respectively,
-	an increase or decrease of 65 in “Other comprehensive income”, respectively, for the conversion of transactions denominated in foreign currency, net debt designated as a hedge,
-	a gain or loss of 70 “results valued under the equity method investments”, respectively, for the shareholding in CIESA which has a net liability position in foreign currency,
-	and a loss or gain of 180 in the “Income taxes”, net of “attributable to non-controlling interests”, respectively, for the conversion of operations with functional currency other than the weight.

This sensitivity analysis does not represent the inherent risk.

At December 31, 2014, Management estimated that for every increase or decrease in the exchange rate of 20% against the US dollar would result in: (i) a gain or loss “Foreign exchange” before taxes of 120, respectively; (Ii) an increase or decrease of 19 in “Other Comprehensive Income”; (Iii) a loss or gain of 85 “Share of profit of equity-accounted investments”, respectively; and (iv) a loss or gain of 110 in the “Income taxes”, net of “attributable to non-controlling interests”, respectively.

At December 31, 2013, Management estimated that for every increase or decrease in the exchange rate of 20% against the US dollar would result in: (i) a gain or loss “Foreign exchange” before taxes of 160 respectively; (Ii) an increase or decrease of 130 in “Other comprehensive income”, respectively; (Iii) a loss or gain of 75 “Share of profit of equity-accounted investments”, respectively, and (iv) a loss or gain of 80 in the “Income taxes”, net of “Profit attributable to the non-controlling interest”, respectively.

4.1.1.2 Interest rate risks

Management of interest rate risk aims at reducing financial costs and the Company’s exposure to interest rate increases.

As of December 31, 2015, 2014 and 2013 approximately 99%, 98% and 90%, respectively, of our total financial debt was subject to fixed interest rates while the remaining portion was subject to variable interest rates. Information regarding the financing of the Company and related interest rates is included in Note 20.

During the years ended December 31, 2015, 2014 and 2013, Petrobras Argentina was not engaged in any derivative financial instruments to mitigate the risks of interest rate fluctuations.

Interest rate sensitivity analysis

As of December 31, 2015, 2014 and 2013 the Company’s debt subject to variable interest rates was 7, 48 and 220, respectively. Considering the low amount of debt in 2015, 2014 and 2013, the Company considers that is not currently exposed to a significant cash flow risk as a consequence of interest rate fluctuations.

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

The Company has a Liquidity Policy approved by the Board, which main principles are related to preserve capital and maintain immediate liquidity. As part of this policy, maintains availability of cash resources, other liquid financial instruments and uncommitted credit lines in sufficient volume to meet the maturities of financial and commercial obligations, plus a balance between short and long debt term.

The Company has a funding policy that provides guidelines to avoid concentration in funding sources and credit counterparties.

It also uses a methodology for the analysis and setting of credit limits when placing investments in different financial institutions and mutual funds in order to minimize any associated credit risk.

Liquidity rate

The Company’s liquidity ratio as of December 31, 2015, 2014 and 2013 is shown below:

	2015	2014	2013
Current assets	10,743	8,883	6,596
Current liabilities	7,061	5,895	4,028

Liquidity rate	1.52	1.51	1.64

Aging of financial liabilities

The tables below analyzes the Company’s future liabilities into relevant maturity groupings based on the remaining period at the statement of financial position to the contractual maturity date for the years ended December 31, 2015, 2014 and 2013. The amounts disclosed in the table are the contractual undiscounted cash flows and as a result they do not reconcile to the amounts disclosed on the statement of financial position except for short-term payables when discounting is not applied. The estimates are based on information available as each year end may not reflect actual amounts in the future and therefore are provided for illustrative purpose only.

	2015
	Accounts payable	Others contractual commitments	Loans	Total
Liabilities
Without any established term	2	—	—	2
With established term:
- Due	293	—	—	293
To become due
- Up to one year	3,802	11,239	263	15,304
- From one to three years	—	4,728	4,025	8,753
- From three to five years	—	3,157	—	3,157
- Over five years	—	16,839	—	16,839

Total amount to become due	3,802	35,963	4,288	44,053

Total amount with established term	4,095	35,963	4,288	44,346

Total	4,097	35,963	4,288	44,348

	2014
	Accounts payable	Others contractual commitments	Loans	Total
Liabilities
Without any established term	—	—	—	—
With established term:
- Due	174	—	—	174
To become due
- Up to one year	2,871	11,093	154	14,118
- From one to three years	4	6,650	2,814	9,468
- From three to five years	—	3,134	—	3,134
- Over five years	—	8,444	—	8,444

Total amount to become due	2,875	29,321	2,968	35,164

Total amount with established term	3,049	29,321	2,968	35,338

Total	3,049	29,321	2,968	35,338

	2013
	Accounts payable	Others contractual commitments	Loans	Total
Liabilities
Without any established term	—	—	—	—
With established term:
- Due	105	—	—	105
To become due
- Up to one year	2,448	10,057	308	12,813
- From one to three years	7	2,478	310	2,795
- From three to five years	—	1,099	2,000	3,099
- Over five years	—	8,085	—	8,085

Total amount to become due	2,455	21,719	2,618	26,792

Total amount with established term	2,560	21,719	2,618	26,897

Total	2,560	21,719	2,618	26,897

4.1.1.4 Credit risk

The Company has a Credit Policy approved by its Board of Directors that establishes guidelines and criteria for granting loans to customers. The Company constantly performs credit evaluations of the financial ability of its clients to minimize the potential risk of doubtful accounts losses.

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

The allowance for doubtful accounts recognized by the Company represents its best estimate of probable losses in relation to trade receivables.

As of December 31, 2015 the Company’s trade receivables amounted to 3,289, of which 99% was due within one year and 1% was classified as non-current, and related to CAMMESA (an Argentine company engaged in buying electricity from power generation companies and selling it to distribution companies). Except for CAMMESA (which represents approximately 40% of total trade receivables), the Company does not have a significant credit risk concentration, such exposure being fragmented into a large number of customers and other counterparties. No other customer concentrates a significant percentage of total trade receivables.

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

In addition, Petrobras Argentina seeks to maintain a cash generation level by its operating activities to fund its investment plan and fulfill all its financial commitments. In the years ended December 31, 2015, 2014 and 2013, cash provided by operating activities amounted to 4,239, 4,646 and 2,778, respectively.

The Board of Directors of the companies over which Petrobras exercises significant influence or joint control establishes its own risk management policies.

Debt-to-equity ratio:

The Company’s debt-to-equity ratio as of December 31, 2015, 2014 and 2013 is as follows:

	2015	2014	2013
Total liabilities	14,534	11,817	9,167
Equity	14,563	12,615	11,695

Debt-to-equity ratio	1.00	0.94	0.78

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

As of December 31, 2015, 2014 and 2013, Petrobras Argentina did not use derivative financial instruments to mitigate the risks associated with commodity price fluctuations.

4.2. Financial instruments by category

As of December 31, 2015, 2014 and 2013, the categories of financial instruments were as follows:

	2015
	Financial assets at fair value through results	Loans and receivables	Total
CURRENT ASSETS
Cash and cash equivalents	1,578	651	2,229
Other investments	—	43	43
Trade receivables	—	3,241	3,241
Other receivables	—	2,714	2,714

Total current assets	1,578	6,649	8,227

NON-CURRENT ASSETS
Trade receivables	—	48	48
Other receivables	—	118	118
Other investments	—	290	290

Total non-current assets	—	456	456

Total assets	1,578	7,105	8,683

CURRENT LIABILITIES
Accounts payable	—	4,097	4,097
Short-term loans	—	61	61

Total current liabilities	—	4,158	4,158

NON-CURRENT LIABILITIES
Long-term loans	—	3,910	3,910
Total non-current liabilities	—	3,910	3,910

Total liabilities	—	8,068	8,068

	2014
	Financial assets at fair value through results	Loans and receivables	Total
CURRENT ASSETS
Cash and cash equivalents	1,266	1,012	2,278
Other investments	—	33	33
Trade receivables	—	2,945	2,945
Other receivables	—	1,408	1,408

Total current assets	1,266	5,398	6,664

NON-CURRENT ASSETS
Trade receivables	—	60	60
Other receivables	—	96	96
Other investments	—	153	153

Total non-current assets	—	309	309

Total assets	1,266	5,707	6,973

CURRENT LIABILITIES
Accounts payable	—	3,045	3,045
Short-term loans	—	92	92

Total current liabilities	—	3,137	3,137

NON-CURRENT LIABILITIES
Accounts payable	—	4	4
Long-term loans	—	2,587	2,587
Total non-current liabilities	—	2,591	2,591

Total liabilities	—	5,728	5,728

	2013
	Financial assets at fair value through results	Loans and receivables	Total
CURRENT ASSETS
Cash and cash equivalents	846	347	1,193
Other investments	—	23	23
Trade receivables	—	2,519	2,519
Other receivables	—	1,187	1,187

Total current assets	846	4,076	4,922

NON-CURRENT ASSETS
Trade receivables	—	73	73
Other receivables	—	166	166
Other investments	—	301	301

Total non-current assets	—	540	540

Total assets	846	4,616	5,462

CURRENT LIABILITIES
Accounts payable	—	2,553	2,553
Short-term loans	—	208	208
Payroll and social security taxes	—	—	—
Taxes payable
Provisions			—

Total current liabilities	—	2,761	2,761

NON-CURRENT LIABILITIES
Accounts payable	—	7	7
Long-term loans	—	2,024	2,024

Total non-current liabilities	—	2,031	2,031

Total liabilities	—	4,792	4,792

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

• The fair value of publicly offered long-term debt obligations was estimated on the basis of quoted market prices for such debt obligations as of the reporting dates (level 1) while for the rest of the long-term debt obligations, fair value was estimated on the basis of interest rates currently available to the Company for debt obligations with similar maturities (Level 2).

The estimated fair value of long-term loans as of December 31, 2015, 2014 and 2013, valued at amortized cost, except for financial instruments whose book values above approximate fair values, are as follows:

Long-term loans	2015	2014	2013
Book value	3,910	2,587	2,024
Fair value	3,770	2,558	2,281

4.4. Fair Value by hierarchy levels

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions regardless of whether that price is directly observable or estimated using another valuation technique.

A fair value measurement is for a particular asset or liability and therefore, shall take into account particular characteristics that would be taken into account by market participants, assuming that they act in their economic best interest.

Valuation techniques used by the Company maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Fair value hierarchy categorizes into three levels the inputs to valuation techniques used and gives the highest priority to Level 1 inputs and the lowest priority to Level 3:

•	Level 1: Observable inputs that are quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date;

•	Level 2: Inputs other than quoted prices in active markets that are observable for the asset or liability, either directly or indirectly; and

•	Level 3: Unobservable inputs for the asset or liability, that are develop by the Company using the best information available to reflect the assumptions that market participants would use.

If one or more relevant inputs were not based on observable market data, related financial instruments would be included in Level 3.

	2015
	Level 1	Level 2	level 3	Total
CURRENT ASSETS
Cash and cash equivalents	1,578	—	—	1,578

Total current assets	1,578	—	—	1,578

Total assets	1,578	—	—	1,578

Total liabilities	—	—	—	—

	2014
	Level 1	Level 2	level 3	Total
CURRENT ASSETS
Cash and cash equivalents	1,266	—	—	1,266

Total current assets	1,266	—	—	1,266

Total assets	1,266	—	—	1,266

Total liabilities	—	—	—	—

	2013
	Level 1	Level 2	level 3	Total
CURRENT ASSETS
Cash and cash equivalents	846	—	—	846

Total current assets	846	—	—	846

Total assets	846	—	—	846

Total liabilities	—	—	—	—

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

Below is detailed information on each business segment identified by the Company’s Management:

	2015
	Oil and Gas
	Exploration	Refining		Gas
	and	and		and
	Production	Distribution	Petrochemicals	Energy	Corporate	Eliminations	Total
Current assets	4,123	2,462	1,273	2,468	3,234	(2,817)	10,743
Investment in companies under joint ventures	—	—	—	441	—	—	441
Investments in associates	2,920	210	—	—	—	—	3,130
Other Investments	260	—	—	30	—	—	290
Property, plant and equipment	11,312	1,403	571	780	108	—	14,174
Non-current other assets	107	58	64	65	29	(4)	319

Total assets	18,722	4,133	1,908	3,784	3,371	(2,821)	29,097

Total liabilities	5,765	3,226	749	1,320	6,010	(2,536)	14,534

	2014
	Oil and Gas
	Exploration	Refining		Gas
	and	and		and
	Production	Distribution	Petrochemicals	Energy	Corporate	Eliminations	Total

Current assets	3,324	2,100	1,177	1,724	2,669	(2,111)	8,883
Investment in companies under joint ventures	—	—	—	491	—	—	491
Investments in associates	2,733	246	—	—	—	—	2,979
Other Investments	106	—	—	51	—	(4)	153
Property, plant and equipment	8,985	1,264	496	737	107	—	11,589
Non-current other assets	140	50	59	72	13	3	337

Total assets	15,288	3,660	1,732	3,075	2,789	(2,112)	24,432

Total liabilities	6,072	2,443	514	647	3,898	(1,757)	11,817

	2013
	Oil and Gas
	Exploration	Refining		Gas
	and	and		and
	Production	Distribution	Petrochemicals	Energy	Corporate	Eliminations	Total
Current assets	2,468	1,784	991	1,382	2,090	(2,119)	6,596
Investment in companies under joint ventures	—	—	—	497	—	—	497
Investments in associates	3,376	192	—	—	—	—	3,568
Other Investments	109	—	—	64	128	—	301
Property, plant and equipment	7,105	1,213	458	641	107	—	9,524
Non-current other assets	92	51	41	159	34	(1)	376

Total assets	13,150	3,240	1,490	2,743	2,359	(2,120)	20,862

Total liabilities	4,889	2,233	574	603	2,749	(1,881)	9,167

	2015
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate	Eliminations	Total

Consolidated Statement of Income
Sales
To third parties	1,466	11,713	4,455	4,321	—	—	21,955
Inter-segment	8,983	380	54	304	—	(9,721)	—

	10,449	12,093	4,509	4,625	—	(9,721)	21,955

Cost of sales	(7,119)	(10,788)	(3,828)	(3,707)	—	9,888	(15,554)

Gross profit (loss)	3,330	1,305	681	918	—	167	6,401

Administrative and selling expenses	(571)	(1,242)	(221)	(115)	(772)	—	(2,921)
Exploration expenses	(148)	—	—	—	—	—	(148)
Other operating income (expenses), net	191	13	(70)	(7)	(244)	(6)	(123)
Share of profit of equity accounted investments	(1,210)	(36)	—	(44)	—	—	(1,290)

Operating income (loss)	1,592	40	390	752	(1,016)	161	1,919

Interest income	445	31	87	102	883	(9)	1,539
Interest expense	(575)	(355)	(174)	(49)	(448)	9	(1,592)
Income tax	(586)	(25)	—	(2)	(358)	—	(971)

Net income (loss)	876	(309)	303	803	(939)	161	895

	2014
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate	Eliminations	Total

Consolidated Statement of Income
Sales
To third parties	2,015	11,199	4,311	3,213	—	—	20,738
Inter-segment	8,538	277	125	274	—	(9,214)	—

	10,553	11,476	4,436	3,487	—	(9,214)	20,738

Cost of sales	(7,019)	(10,168)	(3,626)	(2,796)	—	9,119	(14,490)

Gross profit (loss)	3,534	1,308	810	691	—	(95)	6,248

Administrative and selling expenses	(520)	(964)	(216)	(152)	(564)	—	(2,416)
Exploration expenses	(70)	—	—	—	—	—	(70)
Other operating income (expenses), net	(379)	(29)	(89)	20	(277)	(25)	(779)
Share of profit of equity accounted investments	(1,830)	97	—	(2)	—	—	(1,735)

Operating income (loss)	735	412	505	557	(841)	(120)	1,248

Interest income	269	34	87	99	695	(60)	1,124
Interest expense	(547)	(161)	(63)	(19)	(322)	60	(1,052)
Income tax	(325)	(39)	—	(2)	(376)	—	(742)

Net income (loss)	132	246	529	635	(844)	(120)	578

	2013
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate	Eliminations	Total

Consolidated Statement of Income
Sales
To third parties	1,814	7,845	3,177	2,504	—	—	15,340
Inter-segment	6,024	301	171	200	—	(6,696)	—

	7,838	8,146	3,348	2,704	—	(6,696)	15,340

Cost of sales	(5,501)	(7,352)	(2,827)	(2,218)	—	6,638	(11,260)

Gross profit (loss)	2,337	794	521	486	—	(58)	4,080

Administrative and selling expenses	(350)	(728)	(155)	(98)	(466)	—	(1,797)
Exploration expenses	(82)	—	—	—	—	—	(82)
Other operating (expenses) income, net	(227)	106	(60)	(3)	(380)	(7)	(571)
Share of profit of equity accounted investments	(336)	44	—	13	—	—	(279)

Operating income (loss)	1,342	216	306	398	(846)	(65)	1,351

Interest income	(29)	30	41	58	622	(22)	936
Interest expense	(200)	(140)	(52)	(23)	(254)	22	(883)
Income tax	(270)	(17)	—	—	(265)	—	(552)

Net income (loss)	843	89	295	433	(743)	(65)	852

Other relevant information

	2015
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate	Total
Additions of property, plant and equipment	4,570	229	127	162	26	5,114

Depreciation of property, plant and equipment included in:
Cost of sales	2,324	54	52	119	—	2,549
Administrative and selling expenses	30	29	—	—	22	81

Total	2,354	83	52	119	22	2,630

	2014
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate	Total
Additions of property, plant and equipment	4,189	171	78	195	22	4,655

Depreciation of property, plant and equipment included in:
Cost of sales	2,367	53	40	98	—	2,558
Administrative and selling expenses	30	23	—	—	21	74

Total	2,397	76	40	98	21	2,632

	2013
	Oil and Gas Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate	Total
Additions of property, plant and equipment	2,437	164	102	9	29	2,741

Depreciation of property, plant and equipment included in:
Cost of sales	1,943	60	32	96	—	2,131
Administrative and selling expenses	19	26	—	—	18	63

Total	1,962	86	32	96	18	2,194

Products	Business Segment	2015	2014	2013
Crude oil	Oil and Gas Exploration and Production / Refining and Distribution	7,820	9,163	7,146
Gas Oil	Refining and Distribution	5,621	4,910	3,229
Gasoline	Refining and Distribution	3,666	3,101	2,260
Electricity	Gas and Energy	1,685	1,412	1,366
Gas (a)	Oil and Gas Exploration and Production	6,269	4,555	2,730
Styrene	Petrochemicals	812	974	810
Polystyrene	Petrochemicals	1,254	1,112	749
Others	-	4,549	4,725	3,746
Eliminations	-	(9,721)	(9,214)	(6,696)

		21,955	20,738	15,340

(a)	Includes 614 related to Stimulus Program for Surplus Injection of Natural Gas for Companies with Reduced Injection, created by Resolution No. 60/2013 of the Commission of Strategic Planning and Coordination of the National Investment Plan Hydrocarbon National Government.

5.2. Relevant information by geographical area

Below is information on assets, sales, operating income and equity in earnings of affiliates aggregated by geographical area:

	2015
	Argentina	Venezuela	Bolivia	Ecuador	Other and eliminations	Total
Current assets	8,430	162	1,326	810	15	10,743
Investment in companies under joint ventures	441	—	—	—	—	441
Investments in associates	288	2,842	—	—	—	3,130
Other receivables	162	100	—	28	—	290
Property, plant and equipment	13,961	—	211	2	—	14,174
Non-current other assets	244	—	6	69	—	319

Total assets	23,526	3,104	1,543	909	15	29,097

	2014
	Argentina	Venezuela	Bolivia	Ecuador	Other and eliminations	Total
Current assets	8,005	108	168	593	9	8,883
Investment in companies under joint ventures	491	—	—	—	—	491
Investments in associates	312	2,667	—	—	—	2,979
Other receivables	67	86	—	—	—	153
Property, plant and equipment	11,262	—	325	2	—	11,589
Non-current other assets	289	—	4	44	—	337

Total assets	20,426	2,861	497	639	9	24,432

	2013
	Argentina	Venezuela	Bolivia	Ecuador	Other and eliminations	Total
Current assets	5,931	39	151	465	10	6,596
Investment in companies under joint control	497	—	—	—	—	497
Investments in associates	237	3,078	—	253	—	3,568
Other receivables	80	93	—	128	—	301
Property, plant and equipment	9,020	—	501	3	—	9,524
Non-current other assets	340	—	3	31	2	376

Total assets	16,105	3,210	655	880	12	20,862

	2015
	Argentina	Venezuela	Bolivia	Ecuador	Other and eliminations	Total
Sales (a)	21,837	—	118	—	—	21,955
Operating income (loss)	2,956	(1,259)	(69)	295	(4)	1,919

	2014
	Argentina	Venezuela	Bolivia	Ecuador	Other and eliminations	Total
Sales (a)	20,546	—	192	—	—	20,738
Operating income (loss)	3,223	(1,425)	(58)	(487)	(5)	1,248

	2013
	Argentina	Venezuela	Bolivia	Ecuador	Other and eliminations	Total
Sales (a)	15,151	—	152	—	37	15,340
Operating income (loss)	1,661	(376)	60	5	1	1,351

(a)	Entirely related to sales to third parties.

6. Cost of sales

The Company’s cost of sales and the relevant expenses charged to cost of sales are broken down as follows:

	Notes	2015	2014	2013
Inventories at the beginning of the year		2,018	1,368	1,068
Purchases, consumptions and other		6,889	6,681	4,762
Expenses attributable to cost of sales	6.1	8,855	8,459	6,798

		17,762	16,508	12,628
Inventories at the end of the year		(2,208)	(2,018)	(1,368)

Cost of sales		15,554	14,490	11,260

6.1. Expenses attributable to cost of sales

	2015	2014	2013
Salaries and wages	1,004	755	604
Other benefits to personnel	219	165	132
Taxes, charges and contributions	53	39	25
Fees and professional advisory	11	4	4
Depreciation of property, plant and equipment	2,549	2,558	2,131
Oil and gas royalties	1,689	1,560	1,128
Spare parts and repairs	569	619	580
Transportation and freights	149	228	179
Procurement of works and services	2,355	2,325	1,812
Fuel, gas, energy and other	104	130	119
Other operating costs and consumptions	208	193	150
Expense reimbursements	(55)	(117)	(66)

	8,855	8,459	6,798

7. Administrative and selling expenses

	2015	2014	2013
Salaries and wages	1,035	779	665
Other benefits to personnel	262	183	160
Taxes, charges and contributions	536	477	340
Fees and professional advisory	150	142	100
Depreciation of property, plant and equipment	81	74	63
Spare parts and repairs	121	108	60
Transportation and freights	496	441	343
Procurement of works and services	308	213	133
Fuel, gas, energy and other	16	13	10
Other operating costs and consumptions	95	104	57
Expense reimbursements	(179)	(118)	(134)

	2,921	2,416	1,797

8. Exploration expenses

	2015	2014	2013
Geological and geophysical expenses	65	59	55
Abandoned and non-productive well write-downs	83	11	27

	148	70	82

9. Other operating expenses, net

	Notes	2015	2014	2013
Advisory services rendered to other companies		29	42	39
Taxes on bank transactions		(315)	(262)	(197)
Contingencies		(9)	(109)	(103)
Enviromental costs		(29)	(193)	(27)
Result from sale of Puesto Hernández	29.5	—	181	—
Result from sale of Distrilec S.A.	17.1.1	—	—	(34)
Impairment Cola y Caranda in Bolivia (*)	19	(164)	(94)	—
Impairment Santa Cruz II area (*)	19	—	—	(11)
Impairment El Tordillo area (*)	19	(471)	—	—
Disposal of property, plant and equipment		—	(10)	(30)
Result from sale of Austral Basin	29.5	675	—	—
Crude oil transportation agreement with OCP	30	507	—	—
Cease of operations in Jagüel de los Machos area	29.6	(121)	—	—
Other		(225)	(334)	(208)

		(123)	(779)	(571)

(*)	Corresponds to “Oil and Gas Exploration and Production” business segment

10. Financial results

	Note	2015	2014	2013
Financial income
Interest		338	245	(226)
Foreign exchange gains	4.1.1.1	1,073	850	668
Other		128	29	42

		1,539	1,124	936

Financial costs
Interest		(226)	(214)	(231)
Foreign exchange losses	4.1.1.1	(1,033)	(543)	(497)
Other		(333)	(295)	(155)

		(1,592)	(1,052)	(883)

11. Current and deferred income tax

The Company’s tax expense and deferred tax balances are as follows:

	2015			2014			2013
	Recorded in			Recorded in			Recorded in
	Statement of income	OCI (a)	Total	Statement of income	OCI (a)	Total	Statement of income	OCI (a)	Total
Income tax for the year
Current	(1,239)	644	(595)	(1,246)	334	(912)	(703)	330	(373)
Deferred	268	(672)	(404)	504	(408)	96	151	(345)	(194)

Total income tax	(971)	(28)	(999)	(742)	(74)	(816)	(552)	(15)	(567)

(a)	It relates to the tax effect of exchange differences resulting from: (i) revaluation of net investments in foreign operations (with effect on deferred tax), and (ii) revaluation of indebtedness denominated in foreign currency designated as hedge for that investment (with effect on current tax).

Deferred tax assets	Reserves and provisions	Pension plan obligations	Property, plant and equipment	Other	Total assets
12/31/2012	105	96	3	86	290

Recorder in
Statement of income	(56)	32	3	(23)	(44)
Equity	—	(5)	—	—	(5)

12/31/2013	49	123	6	63	241

Recorder in
Statement of income	(14)	49	26	79	140
Equity	—	(1)	—	—	(1)

12/31/2014	35	171	32	142	380

Recorder in
Statement of income	(96)	38	1	(3)	(60)
Equity	—	(24)	—	—	(24)

12/31/2015	(61)	185	33	139	296

Deferred tax liabilities	Property, plant and equipment and other	Prepaid expenses	Equity interest in affiliates	Other	Total liabilities
12/31/2012	(122)	(2)	(363)	(157)	(644)

Recorder in
Statement of income	151	1	194	(151)	195
Equity	—	—	(340)	—	(340)

12/31/2013	29	(1)	(509)	(308)	(789)

Recorder in
Statement of income	(348)	—	532	180	364
Equity	—	—	(407)	—	(407)

12/31/2014	(319)	(1)	(384)	(128)	(832)

Recorder in
Statement of income	(217)	—	584	(39)	328
Equity	—	—	(648)	—	(648)

12/31/2015	(536)	(1)	(448)	(167)	(1,152)

	Deferred tax assets (*)	Deferred tax liabilities	Total
12/31/2012	290	(644)	(354)

Recorder in
Statement of income	(44)	195	151
Equity	(5)	(340)	(345)

12/31/2013	241	(789)	(548)

Recorder in
Statement of income	140	364	504
Equity	(1)	(407)	(408)

12/31/2014	380	(832)	(452	)(a)

Recorder in
Statement of income	(60)	328	268
Equity	(24)	(648)	(672)

12/31/2014	296	(1,152)	(856	)(b)

(a)	47 in “Deferred Tax Assets” and (499) in “Deferred Tax Liabilities”.
(b)	7 in “Deferred Tax Assets” and (863) in “Deferred Tax Liabilities”.
(*)	The Company management evaluates the recoverability of differences taking into account, inter alia, the projected business profits, tax planning strategies, temporariness of future taxable income taking into account the limitation period of carryforwards, future reversals of existing temporary differences and tax history of recent years. All available evidence, both positive and negative, properly weighted, is considered in the analysis.

Term reversal of deferred income taxes

The Company believes that the assets / deferred tax liabilities will be based upon estimates based on the realization of provisions and final resolution to future events.

The estimated timetable for recovery / reversal of assets / deferred tax liabilities as of December 31, 2015 is detailed in the following table:

	Deferred income tax
	Assets	Liabilities
2016	24	(119)
2017 onwards	272	(1,033)

Total	296	(1,152)

The reconciliation of the income tax expense in the statements of income and the one that would result from the application of the prevailing income tax rate of the 35% to the income before taxes and the non-controlling interest is as follow:

	Note		2015	2014	2013
Income before income tax			1,866	1,320	1,404
Blended income tax rate			35%	35%	35%

Income for the period at statutory tax rate			(653)	(462)	(491)
- Items on translation of financial statements			(369)	(154)	(121)
- Share of net profit (loss) of equity accounted investments			(9)	(164)	8
- Sales in equity interest			4	24	121
- Permanent differences in foreign subsidiaries			214	3	6
- Cash dividends and other investments items			—	16	20
- Others			(145)	(11)	35

Subtotal			(958)	(748)	(422)
- Change allowance for active differences	(a	)	(13)	6	(130)

			(971)	(742)	(552)

(a)	It corresponds mainly to the sale of equity investments.

The Company has the following unrecognized carryforwards in the financial statements, which can be used until the dates below:

	2015	2014	2013
2016	—	2	2
2017 onwards	120	119	121

	120	121	123

Income tax assets and liabilities:

	2015	2014	2013
Included in current other receivables	194	27	226
Included in taxes payable	105	485	86

12. Earnings per share

Basic and diluted earnings per share attributable to the controlling company’s shareholders are calculated as follows:

	2015	2014	2013
Numerator:
Income attributable to shareholders of parent company	853	458	779
Denominator:
Weighted average number of ordinary shares	2,019,236,820	2,019,236,820	2,019,236,820

There have been no transactions involving common shares or potential common shares between the year closing date and the presentation of these financial statements.

13. Cash and cash equivalents

	2015	2014	2013
Cash and banks	116	177	116
Time deposits	535	835	231
Mutual funds	1,578	1,266	846

Cash and cash equivalents	2,229	2,278	1,193

Additional information about Cash Flows

The Company uses the indirect method which requires adjustments to net income for the year to calculate net cash provided by operations.

The main transactions that did not have an impact on cash and cash equivalent and were excluded from the statements of cash flow as of December 31, 2015, 2014 and 2013 are the following:

		2015	2014	2013
Acquisition of property, plant and equipment	(a)	225	49	216
Acquisition of property, plant and equipment related to oil and gas areas	(b)	—	670	—

(a)	Operations in 2015 correspond: 98 to “Gas and Energy” business segment, 77 to “Oil and Gas Exploration and Production” business segment and 50 to the rest of the business segments. Operations in 2014 and 2013 mainly correspond to “Oil and Gas Exploration and Production” business segment.
(b)	Corresponds to “Oil and Gas Exploration and Production” business segment.

14. Trade receivables

			2015		2014		2013
	Note		Current	Non-current	Current	Non-current	Current	Non-current
Receivables
Petrochemical			462	—	474	—	463	—
Refining and distribution			646	6	616	6	541	6
Oil and gas exploration and production			402	139	370	92	323	74
Gas and energy			1,761	36	1,474	49	1,183	62
Related companies	28		22	—	67	—	43	—

			3,293	181	3,001	147	2,553	142
Less: Allowance for doubtful	(a	)	(52)	(133)	(56)	(87)	(34)	(69)

	(b	)	3,241	48	2,945	60	2,519	73

a)	The activity in the years ended December 31, 2015, 2014 and 2013, includes (42), (40) and (9) charged to “Administrative and selling expenses”.
b)	As of December 31, 2015, 2014 and 2013 current trade receivables include an average of 13%, 8%and 4%, respectively of non-impaired past due, which do not exceed a period of 3 months.

15. Other receivables

			2015		2014		2013
	Note		Current	Non-current	Current	Non-current	Current	Non-current
Joint operations			14	—	8	—	67	—
Related companies	28		621	—	440	—	409	—
Tax credits			386	68	268	67	364	79
Contractual credit in Ecuador			698	—	458	—	347	—
Expenses reimbursements			2	—	1	—	2	—
Prepaid expenses			203	16	166	20	75	13
Credit for new projects in the mixed companies in Venezuela			—	1,153	—	756	—	574
Allowance for other receivables	(a	)	—	(1,153)	—	(756)	—	(574)
Guarantee deposits			414	77	11	48	7	40
Stimulus Program for Surplus Injection of Natural Gas			521	—	—	—	—	—
Other			241	25	324	28	280	113

	(b	)	3,100	186	1,676	163	1,551	245

a)	Activity of (397), (182) and (140) in the years ended December 31, 2015, 2014 and 2013, respectively are shown in line “Other comprehensive income”.
b)	As of December 31, 2015, 2014 and 2013 current receivables include an average of 2%, 9% and 4%, respectively of non-impaired credits that are past due and do not exceed a period of 3 months as of each year end.

16. Inventories

	2015		2014		2013
	Current	Non-current	Current	Non-current	Current	Non-current
Crude oil stock	240	—	303	—	228	—
Raw materials and materials	879	78	645	67	426	58
Work progress and finished products	1,011	—	1,003	—	656	—

	2,130	78	1,951	67	1,310	58

17. Investments in related companies

17.1. Investments in joint ventures

	2015				2014	2013
	Description of securities			Book value	Book value	Book value
	Face value	Amount	Cost
CIESA	$1	159,704,674	596	441	491	497

			596	441	491	497

	Last available financial statement
	Date	Capital stock	Net income for the year	Equity	Percentage share	Main business
CIESA	12/31/2015	639	(115)	1,119	50.00	Investor

17.1.1. Distrilec

In the first quarter of 2013, the Company sold to Hidroelectrica Piedra del Águila S.A. and to La Plata Cogeneración S.A. all of its direct and indirect interests in PEDASA and PFB, for an amount of USD 35 million, with a loss of 34 shown under “Other operating expenses, net” (Note 9).

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

17.1.3. Carrying value of the Company’s interests in CIESA

As of December 31, 2015, 2014 and 2013, the carrying value of the direct and indirect holding in CIESA was 441, 491 and 497, respectively.

The book value of this interest does not exceed its recoverable value.

17.1.4. CIESA indebtedness

Following the enactment of the Public Emergency Law, CIESA defaulted on its debt during 2002. In 2004, CIESA’s shareholders entered into an agreement, that, among other things, provided for certain stock transfers in order to create the necessary flexibility to restructure CIESA’s financial debt. Subsequently, on September 1, 2005 CIESA’s shareholders and financial creditors entered into “CIESA Restructuring Agreement”. Since January 2009, while approval of the CIESA Restructuring Agreement by the authorities has been pending, several legal claims involving Ashmore Energy International Limited (“AEI”), CIESA and others have been filed before the courts of the State of New York in the United States of America.

On May 10, 2011, CIESA entered into a Memorandum of Understanding with Pampa Energía S.A., Pampa Inversiones S.A. and Inversiones Argentina I Ltd. (Pampa Group), the holder of the 1997 CIESA Notes as successor to AEI and on May 18, 2011, CIESA, Pampa Group and PESA excecuted a forth amendment to the CIESA Restructuring Agreement providing for the replacement of AEI with the Pampa Group as a party to the agreement. On October 5, 2011, by note No. 11,362, the ENARGAS expressed no regulatory objections to the CIESA Restructuring Agreement, which would become effective after obtaining approval from the CNDC. As of the date of issuance of this Annual Report, the CIESA Restructuring Agreement remains subject to approval by the CNDC.

On July 13, 2012, CIESA, Pampa Group and the Company entered into a settlement agreement whereby all parties involved waived all claims, title and interest in the lawsuit before the New York State Courts and terminated the same. As a result of the agreement, CIESA paid off all the financial debt by means of (i) the transfer to Pampa Group of 4.3% of TGS’s shares; (ii) the payment of approximately USD130 million; (iii) the release of the remaining financial debt, and (iv) execution on July 13, 2012 of a fifth amendment to the Restructuring Agreement whereby, upon obtaining governmental approval, Pampa Group will receive additional shares representing 40% of CIESA’s capital stock which are currently held in trust by The Royal Bank of Scotland N.V. Sucursal Argentina.

As a result of the full settlement of CIESA’s financial debt, in 2013, CIESA notified the CNV of the formal cancellation of the 1997 CIESA Notes. On May 30, 2013, the CNV ordered CIESA’s withdrawal from public offering and listing through Resolution No. 17,904.

On March 9, 2016, Pampa Energía S.A. announced that its Board of Directors approved to initiate negotiations for the potential sale of its indirect interest in TGS. On April 22, 2016, Pampa Energía S,A. made public that it agreed to conduct exclusive negotiations with Harz Energy, a subsidiary of Neuss Group, for 45 days, to complete the sale of the stake and rights that it, directly or indirectly, has in TGS.

17.1.5. Tariff situation of the public utility companies

17.1.5.1. General framework

The scenario after the enactment of the Public Emergency Law significantly changed the financial equation of the public utility companies, which were affected, among others, by the local currency devaluation, the pesification and the elimination of indexation clauses on rates.

The Public Emergency Law provided for the conversion into Argentine pesos and the elimination of indexation clauses on public service rates, thus fixing them at the exchange rate of ARS 1 = USD 1. In addition, the Executive Branch was empowered to renegotiate those agreements entered into to provide public services, along the following criteria: (i) rates impact on economic competitiveness and revenue allocation, (ii) service quality and investment plans, to the extent that they were contractually agreed upon, (iii) users interest and access to services, (iv) the safety in the system involved, and (v) companies’ profitability.

On February 12, 2002, the Executive Branch of Government issued Decree No. 293/02 whereby it recommended that the Ministry of Economy and Production renegotiate the agreements executed with public utility companies. UNIREN was created in July 2003, which took over the work of the Renegotiation Commission and its aim is, among others, to provide assistance in the public works and services renegotiation process, to execute comprehensive or partial agreements, and to submit regulatory projects related to transitory rate adjustments.

In December 2013, the Law No. 27,200 was issued, which extended the public works and services renegotiation term to December 2017.

17.1.5.2. TGS

Provisional Agreement

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

On December 3, 2009, the PEN issued Decree No. 1,918/09 ratifying the provisional agreement. As a result, TGS invoiced its clients the tariff increase once the ENARGAS will publish the new tariff schedule and will define the invoicing method of the retroactive increase. This administrative formality, however, has not been completed and considering the excessive delay, in August 2010, TGS sent a letter to ENARGAS requesting authorization to publish the tariff schedule including the 20% provisional tariff increase and the method for collection of the retroactive increase and the application of an interest rate in accordance with the payment terms to be defined. ENARGAS answered TGS that it had forwarded the background information and the tariff project to the SCyCG, wich is part of the MPFIPyS, in compliance with Resolution No. 2,000/2005 issued by the MPFIPyS.

On September 30, 2010, TGS filed an action for the protection of its constitutional rights (“acción de amparo”) under Section 43 of the National Constitution and Law No.16,986, against ENARGAS and SCyCG to seek implementation of the new tariff schedule. Pursuant to the favorable decision of the judge dated on November 5, 2010, affirmed by the Court of Appeals on April 5, 2011 and by the Supreme Court which rejected on November 28, 2013 the remedy complaint (recurso de queja) filed by the Government, the 2008 provisional agreement was finally implemented in April 2014.

On April 7, 2014 through Resolution No. I-2852 ENARGAS approved tariff schedules applicable to the Natural Gas Transportation provided by TGS, effective since April 1, 2014. Tariff schedules provide for an increase in stages: an 8% increase since April 1, 2014, an accumulated 14% increase since June 1, 2014 and an accumulated 20% increase since August 1, 2014.

On September 19, 2014, TGS filed an appeal requesting ENARGAS to implement the retroactive increase provisions of the 2008 provisional agreement, which was rejected on the ground that after the issuance of Resolution No. 2,852/14, ENARGAS had complied with its obligations under Decree No. 1,918/09. In April 2015, TGS appealed such rejection, which was confirmed on November 18, 2015 by the Supreme Court.On December 19, 2014, in light of the delay in the complete implementation of Decree No. 1,918/09, TGS filed administrative claims for damages resulting from the ENERGAS’ failure to: (i) implement the retroactive increase provisions of the 2008 provisional agreement for the period between September 1, 2008 and March 31, 2014 and (ii) adjust the charge for Access and Use (“CAU”).

On June 5, 2015 through Resolution No. 3,347/15, additional Resolution I-2852, ENARGAS approved an increase in tariff schedules applicable to the Natural Gas transportation effective since May 1, 2015. This increase represents a 44.3% temporary increase in the price for the natural gas transportation service and a 73.2% increase in CAU for TGS.

Resolution No. 7 of the Ministry of Energy and Mining of Argentina ( B.O. 28.01.2016 ) repealed the Resolution 2000/2005 of MPFIPyS available to all tariff increase should be pre SCyCG intervention , depending on the agency.

These transitional adjustments were made in advance of future increases allowed pursuant to the comprehensive renegotiation process. Pursuant to Resolution No. 31/16 of the Ministry of Energy and Mining, TGS and the ENARGAS are expected to conclude the Renegotiation Process in the next twelve months following the issuance of Resolution No. 3,724/16.

On March 31, 2016, the ENARGAS issued Resolution No. 3,724, which approved the tariff schedule as from April 1, 2016, including the CAU for Natural Gas Transportation business segment, which represents a 200.1% increase. This increase is associated with the implementation of a Mandatory Investment Plan to be fulfilled by TGS between April 2016 and March 2017, involving future capital expenditures of Ps.794.3 million overseen by the ENARGAS. Furthermore, TGS shall submit evidence of compliance with the mentioned Investment Plan to obtain ENARGAS’ prior authorization to pay dividends.

These increases represent partial recognition of the prior administrative claims filed by TGS, and as such, TGS will continue with all legal actions initiated until it obtains full enforcement of its rights, including those necessary to accomplish the execution of the comprehensive agreement.

Comprehensive Agreement

Early in October 2008, TGS received from UNIREN a proposal for a comprehensive renegotiation agreement (including the 20% initial tariff increase). In October 2011, TGS received a new proposal from UNIREN which was accepted by TGS, allowing UNIREN to initiate the relevant administrative procedure.

In October 2015, it was initialed by TGS and UNIREN a new version of the Act Comprehensive Agreement to incorporate as legal predecessor of the same, Resolution No.3,347. The sustainable recovery of the natural gas transportation business, which is strategic for the development of the Argentine economy, will depend on the effective implementation of the comprehensive renegotiation agreement.

On February 16, 2016, through Decree No. 367/2016, UNIREN was dissolved and the responsibility for the renegotiation of public service agreements was transfered to the ministries with jurisdiction over the relevant activity. It also empowered such ministries jointly with the Ministry of Economy and Public Finance to conclude any partial renegotiation agreements and temporary price and tariff adjustments that may be necessary to ensure the continuity of the normal provision of the corresponding public services, until the completion of the comprehensive renegotiation process, which shall be effected as an advance of future increases pursuant to the comprehensive tariff review. The Ministry of Energy and Mining, together with the Ministry of Economy and Public Finance, assumed UNIREN’s responsabilities with regard to TGS’s renegotiation process.

Pursuant to Resolution No. 31/16 of the Ministry of Energy and Mining, TGS and the ENARGAS are expected to conclude the Renegotiation Process in the next twelve months following the issuance of Resolution No. 3,724/16, on March 31, 2016.

Investment CIESA / TGS

As of December 31, 2015 the book value of the investment in CIESA (TGS’s controlling shareholder ) is 441 and represents about 2% of the total assets of Petrobras Argentina.

17.2. Investment in associates

		2015					2014	2013
		Description of securities				Book value	Book value	Book value
	Note	Face value		Amount	Cost
OCP		U$S	0,01	31,500	98	—	—	253
Oleoductos del Valle S.A.			$10	2,542,716	61	77	65	44
Refinería del Norte S.A.			$1	26,108,083	63	210	246	192
Mixed Companies in Venezuela	(a)		—	—	2,714	11,936	7,834	5,981
Other					—	1	1	1
Allowance for impairment	(b)				—	(9,094)	(5,167)	(2,903)

					2,936	3,130	2,979	3,568

	Last available financial statement
	Date	Capital stock	Net income for the year	Equity	Percentage share	Main business
Oleoductos del Valle S.A.	12/31/2015	110	51	347	23.10	Oil Transportation
Refinería del Norte S.A.	09/30/2015	92	(75)	793	28.50	Refining

(a)	Included Petrokariña S.A., Petroritupano S.A., Petroven-Bras S.A. and Petrowayú S.A
(b)	The activity for the years ended December 31, 2015, 2014 and 2013, includes (2,714), (921) and (580) charged to “Other comprehensive income” and (1,213), (1,342) and (520), charged to “Share of profit of equity accounted investments”, respectively (see note 17.3).

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

The mixed companies have to sell to PDVSA all liquid hydrocarbons and the associated natural gas (when it is provided in the agreement), produced in the delimited area, according to a price formula associated with international benchmarks such as BRENT.

As of December 31, 2015, 2014 and 2013 the carrying value of the Company’s direct and indirect interest in the mixed companies, net of impairment charges, is 2,842, 2,667 and 3,078, respectively. The recoverability of the referred investments is highly sensitive to crude oil price volatility, to economic, social and regulatory changes and, particularly, to the resulting business plans to reserves development. In determining the recoverable value, the Company considered prices based on business plans (considering Brent crude oil price of USD 45 per barrel for 2016 converging to USD 71 in the long-term), production curves, transaction costs at market values and investment needs to develop the reserves of such companies. The effect of international prices in the estimated curve of hydrocarbon future sales and the effect of the increase of country risk in Venezuela in the discount rate used resulted in the recording of impairment losses of 1,213 in the year ended December 31, 2015. Discount rate used to measure recoverable value, (17.1% in 2015 and 15.47% in 2014), considers the type of asset involved, the business segment and the country where operations are conducted. As of December 31, 2015, 2014 and 2013 the Company maintains allowances for impairment on this asset of 9,094, 5,167 and 2,903, respectively.

The Company performed a sensitivity analysis of the recoverable value relating to: i) discount rate: an increase or decrease of a 1% in discount rate, would imply a decrease of 5% or an increase of 6% in the recoverable value, respectively and ii) price of crude oil used: an increase or decrease of a 10% in the price, would imply an increase of 17% and a decrease of 20%, in the recoverable value, respectively.

Upon the execution of the pertinent agreements in connection with the migration of the operating agreements, in 2006, the Government of Venezuela recognized a divisible and transferable credit in favor of the private companies participating in the mixed companies in the amount of USD 88.5 million for Petrobras Argentina’s equity interest, which does not accrue interest and could be applied to the payment of acquisition bonds to be used in any new mixed ownership project for oil exploration and production activities, or licenses for gas exploration and production operations in Venezuela. Since projects for the use of the credit recognized had not materialized, the efforts to transfer such credit to third parties had not been successful, and other alternative uses of the credit was not anticipated, in 2007 the Company recorded an allowance for the full amount of the credit. As of December 31, 2015, 2014 and 2013 the Company maintains allowances for impairment on this asset of 1,153, 756 and 574, respectively (Note 15).

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

OCP reports a deficit in its equity as of December 31, 2015 and 2014, however, considering that Petrobras Argentina has not taken on any commitment to provide capital contributions or financial assistance to OCP, the shares have been valued at zero, with a net loss of 464 having been recognized in the fiscal year 2014, after giving effect to the capitalization of a credit against OCP during 2014.

17.3. Share of net loss of equity accounted investments

	Note	2015	2014	2013
Mixed Companies in Venezuela	(a)	(1,223)	(1,385)	(357)
Refinería del Norte S.A.		(36)	97	44
CIESA		(50)	(6)	10
OCP		—	(464)	19
Other		19	23	5

		(1,290)	(1,735)	(279)

(a)	Includes an impairment, in “Oil and Gas Exploration and Production” business segment, of 1,213, 1,342 and 520 for the years ended December 31, 2015, 2014 and 2013.

17.4. Dividends collected

	2015	2014	2013
Refinería del Norte S.A.	—	52	16
OCP	—	—	4
Other	6	3	3

	6	55	23

17.5. Information about interest in subsidiaries, associates, entities under joint control and other entities as of December 31, 2015

		% of Ownership and Votes
Subsidiaries	Country	Direct	Indirect	Business Segment
Corod Producción S.A.	Venezuela	100.00	—	Oil and Gas Exploration and Production
EcuadorTLC S.A.	Ecuador	100.00	—	Oil and Gas Exploration and Production
Eg3 Red S.A.	Argentina	95.00	5.00	Refining and Distribution
Electricidade Com S.A.	Brasil	—	100.00	Gas and Energy
Enecor S.A.	Argentina	69.99	—	Gas and Energy
Petrobras Bolivia Internacional S.A.	Bolivia	100.00	—	Corporate
Petrobras Energía Colombia	Gran Cayman	—	100.00	Oil and Gas Exploration and Production
Petrobras Energía de México S.A. de C.V.	México	—	100.00	Oil and Gas Exploration and Production
Petrobras Energía Ecuador	Gran Cayman	—	100.00	Oil and Gas Exploration and Production
Petrobras Energía Internacional S.A.	Argentina	95.00	5.00	Corporate
Petrobras Energía Operaciones Ecuador S.A.	Ecuador	—	100.00	Oil and Gas Exploration and Production
Petrobras Hispano Argentina S.A.	España	100.00	—	Corporate
Petrolera San Carlos S.A.	Venezuela	—	100.00	Oil and Gas Exploration and Production
Transporte y Servicios de Gas en Uruguay S.A.	Uruguay	51.00	12.50	Gas and Energy
World Energy Business S.A.	Argentina	—	100.00	Gas and Energy
Petrolera Entre Lomas S.A.	Argentina	58.88	—	Oil and Gas Exploration and Production

Joint ventures
Cía. de Inversiones de Energía S.A.	Argentina	25.00	25.00	Gas and Energy
Transportadora de Gas del Sur S.A.	Argentina	—	25.50	Gas and Energy

Associates
Coroil S.A.	Venezuela	20.00	29.00	Oil and Gas Exploration and Production
Inversora Mata S.A.	Venezuela	49.00	—	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados Ltd.	Gran Cayman	—	11.42	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados S.A.	Ecuador	—	11.42	Oil and Gas Exploration and Production
Oleoductos del Valle S.A.	Argentina	23.10	—	Oil and Gas Exploration and Production
Petrokariña S.A.	Venezuela	29.20	5.29	Oil and Gas Exploration and Production
Petroritupano S.A.	Venezuela	22.00	—	Oil and Gas Exploration and Production
Petroven-Bras S.A.	Venezuela	29.20	5.29	Oil and Gas Exploration and Production
Petrowayú S.A.	Venezuela	36.00	—	Oil and Gas Exploration and Production
Refinería del Norte S.A.	Argentina	28.50	—	Refining and Distribution
Urugua-í S.A.	Argentina	29.33	—	Gas and Energy

Other interest in affiliates
Termoeléctrica José de San Martín S.A.	Argentina	8.84	—	Gas and Energy
Termoeléctrica Manuel Belgrano S.A.	Argentina	8.84	—	Gas and Energy

Changes in interest in related companies in fiscal years 2013 to 2015:

In the first quarter of 2013, the Company sold 100% of its interest in PEDASA, through which the Company held a 48.5% indirect interest in Distrilec and a 27.33% indirect interest in Edesur.

In fiscal year 2014, liquidation of Propyme S.G.R, in which the Company held a 48.56% direct and a 0.07% indirect interest, was approved.

In December 2014, the Company acquired the 5% direct interest PEISA held in Atalaya Energy S.R.L. and Canadian Hunter Argentina S.A. Consequently, as from that date the Company held a 100% direct interest in both companies, later merged and absorbed into PESA.

17.6. Relevant information

The table below shows the most relevant information from the statements of income and cash flows of PELSA, the subsidiary with material non-controlling interest.

Name	Country	Proportion non-controllig interest
		2015	2014	2013
Petrolera Entre Lomas S.A.	Argentina	41%	41%	41%

Statement of profit or loss		2015	2014	2013
Sales		2,737	2,609	1,686
Cost of sales		(1,901)	(1,689)	(1,044)

Gross profit		836	920	642

Administrative and others expenses		(157)	(249)	(179)
Financial results		39	16	(7)

Income before income tax		718	687	456

Income tax		(618)	(395)	(278)

Net income		100	292	178

Attributable to non-controlling interests		42	120	73
Other comprehensive income		1,987	572	416
Attributable to non-controlling interests		582	236	171
Dividends paid to non-controlling interests		26	61	16

Statement of financial position		2015	2014	2013
Current Assets		801	981	537
Non-current Assets		4,639	2,784	1,953
Current Liabilities		549	848	355
Non-current Liabilities		943	422	354

Equity		3,948	2,495	1,781

Attributable to non-controlling interests		1,627	1,029	734

Cash flow		2015	2014	2013
Net cash provided by operations		473	1,186	657
Net cash used in investing activities		(808)	(756)	(559)
Net cash used in financing activities		(93)	(232)	(145)
Effect of exchange rate change		46	61	58

Increase (decrease) in cash and cash equivalents		(382)	259	11

Associates and joint arrangements

	2015		2014		2013
	Associates	Joint Arrangements	Associates	Joint Arrangements	Associates	Joint Arrangements
Total other comprehensive income	373	(100)	836	(11)	1,862	19

18. Other investments

		2015		2014	2013
	Note	Cost	Book value	Book value	Book value
Current
Financial Trust for Works on Gasoducto Sur
(Fideicomiso Financiero de Obra Gasoducto Sur)	31.2	19	19	20	20
Government securities		14	14	8	—
Other		10	10	5	3

		43	43	33	23

Non Current
Loans to joint venture		290	290	189	172
Related companies	28	—	—	—	128
Financial Trust for Works on Gasoducto Sur
(Fideicomiso Financiero de Obra Gasoducto Sur)	31.2	30	30	47	64
Allowance for impairment of investments		—	(190)	(103)	(79)
Government securities		133	133	—	—
Other		—	27	20	16

		453	290	153	301

19. Property, plant and equipment

Changes in property, plant and equipment

	Note		Production wells, exploratory wells and oil and gas properties	Machinery, tools and equipments	Electricy generation plants	Industrial plants	Work in progress	Other	Total
Cost

12/31/2012			11,657	4,366	1,165	1,156	1,044	1,829	21,217

Translation effect			782	10	—	—	15	20	827
Additions			360	4	—	1	2,196	180	2,741
Decreases	(a	)	(121)	(11)	—	—	(2)	(6)	(140)
Transfers			1,757	87	19	187	(1,988)	(62)	—

12/31/2013			14,435	4,456	1,184	1,344	1,265	1,961	24,645

Translation effect			1,095	15	—	—	38	31	1,179
Additions			1,117	2	1	—	3,316	219	4,655
Decreases	(b	)	(1,658)	(500)	(4)	(2)	(24)	(29)	(2,217)
Transfers			2,338	492	152	222	(3,106)	(98)	—

12/31/2014			17,327	4,465	1,333	1,564	1,489	2,084	28,262

Translation effect			2,759	20	—	—	76	110	2,965
Additions			433	51	2	—	4,453	175	5,114
Decreases	(c	)	(3,956)	(1,089)	—	—	(56)	(82)	(5,183)
Transfers			3,617	451	156	283	(4,383)	(124)	—

12/31/2015			20,180	3,898	1,491	1,847	1,579	2,163	31,158

Depreciation

12/31/2012			6,983	3,487	583	487	—	1,197	12,737

Translation effect			195	3	—	—	—	6	204
Net decreases	(a	)	—	(10)	—	—	—	(4)	(14)
Depreciation			1,656	308	87	72	—	71	2,194

12/31/2013			8,834	3,788	670	559	—	1,270	15,121

Translation effect			383	6	—	—	—	11	400
Net decreases	(b	)	(999)	(452)	(3)	—	—	(26)	(1,480)
Depreciation			2,043	337	90	80	—	82	2,632

12/31/2014			10,261	3,679	757	639	—	1,337	16,673

Translation effect			1,226	16	—	—	—	29	1,271
Net decreases	(c	)	(2,582)	(969)	—	—	—	(39)	(3,590)
Depreciation			2,093	246	110	97	—	84	2,630

12/31/2015			10,998	2,972	867	736	—	1,411	16,984

Net book value 12/31/2015			9,182	926	624	1,111	1,579	752	14,174

Net book value 12/31/2014			7,066	786	576	925	1,489	747	11,589

Net book value 12/31/2013			5,601	668	514	785	1,265	691	9,524

(a)	Decreases on the category for the year ending “production wells, exploratory wells and oil and gas property” on December 31, 2013 includes 11 impairment Santa Cruz area II, charged in “Other operating expenses, net” (Note 9).
(b)	Decreases on the category for the year ending “production wells, exploratory wells and oil and gas property” on December 31, 2014 includes 94 impairment Colpa Caranda area, charged in “Other operating expenses, net” (Note 9).
(c)	Decreases on the category for the year ending “production wells, exploratory wells and oil and gas property” on December 31, 2015 includes 635 impairment charges, corresponding 471 and 164 to El Tordillo and Colpa Caranda areas, respectively, charged in “Other operating expenses, net” (Note 9).

Impairment of non-financial assets

The assessment of recoverability of El Tordillo and La Tapera – Puesto Quiroga areas resulted in the recognition of impairment losses of 471 as a result of the significant drop in margins related to increases in operating costs and lower domestic reference prices for oil sales (considering crude oil domestic price of USD 55 per barrel for 2016 converging to USD 69 in the long-term). The discount rate WACC amounted to 8.9% in 2015.

Furthermore, impairment losses of 164 were recognized in Colpa and Caranda area, reflecting the effect of international reference prices in the curve of future oil sales (considering Brent crude oil price of USD 45 per barrel for 2015 converging to USD 71 in the long-term) and deferment of development plan execution. The discount rate WACC amounted to 8.7% in 2015 and 8.3% in 2014.

The Company performed a sensitivity analysis of the recoverable value in El Tordillo and La Tapera – Puesto Quiroga areas regarding: i) discount rate: an increase or decrease of 1% in the discount rate would imply a decrease of 5% or 6% increase in the recoverable value, respectively and ii) price of crude oil used: an increase or decrease of 10% in the price would imply an increase of 20% and a 20% decrease in the recoverable value, respectively.

The Company performed a sensitivity analysis of the recoverable value in Colpa and Caranda area regarding: i) discount rate: an increase or decrease of 1% in the discount rate would imply a reduction of 33% or an increase of 36% in the recoverable value, respectively and ii) price of crude oil used: an increase or decrease of 10% in the price would imply an increase of 15% and a 18% decrease in the recoverable value, respectively. Considering the related net book value of 211, the mentioned effects, would not represent a significant impact in relation to the Company’s assets.

20. Financial loans

20.1. Global programs of non-convertible bonds

Global program of USD 2.5 million:

As of December 31, 2015 the following classes of bonds issued in May 2007, under this program remained outstanding: Class S, for a face value of USD 300 million, maturing in May 2017, at a 5.875% annual rate. Class S bonds are collateralized by a Standby Purchase Agreement provided by Petróleo Brasileiro, pursuant to which, in the event of failure to pay principal, interest and any other amount owed by Petrobras Argentina in connection with Class S bonds, Petróleo Brasileiro shall purchase the rights of bondholders to receive payments.

The proceeds from the bonds were used to refinance liabilities, increase working capital, and make capital expenditures in Argentina and capital contributions to associates.

Bond debt is presented net of the unaccrued portion of the issuance discounts and the incurred costs for such issuances.

Global program of USD 500 million:

The Extraordinary Shareholders of Petrobras Argentina held on March 21, 2013 approved the creation of a global program for the issuance of bonds for an outstanding maximum principal amounting to USD 500 million or its equivalent in any other currency, expiring within 5 years, or the maximum term that may be established by any applicable regulation in the future.

The creation of the program was authorized by Resolution No. 17,162 of the CNV of 15 Augusts 2013. No notes were issued as of the date of these financial statements.

20.2. Cross default clauses and others

Company’s outstanding bonds and other financial indebtedness include cross default provisions whereby the Trustee, as instructed by the bondholders representing at least 25% of the related outstanding capital, in the case of corporate bonds or the lender, as the case may be, may declare all the amounts owed to be due and payable if payment of any financial debt of the Company or their significant subsidiaries is accelerated or is not made when due, provided that those amounts exceed the higher of USD25 million or 1% of Petrobras Argentina’s shareholders’ equity upon those maturities, and that the default has not been defeated or cured within the applicable legal and / or contractual terms.

Company’s outstanding bonds and financial indebtedness include additional provisions whereby in case of unfulfilled and as long as the default was not defeated or cured within the applicable legal and/or contractual terms, might also cause an acceleration of the debt.

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

20.3. Composition

The breakdown of the financial debt as of December 31, 2015, 2014 and 2013, is as follows:

	2015		2014		2013
	Current	Non current	Current	Non current	Current	Non current
Financial institutions	32	—	73	25	193	81
Bonds	29	3,910	19	2,562	15	1,943

	61	3,910	92	2,587	208	2,024

Loans activity

Activity in loans and financing during 2015, 2014 and 2013 are as follows:

	2015	2014	2013
Beginning balance	2,679	2,232	2,666
Net decrease in short term loans	(24)	(124)	96
Accrued interest	213	192	212
Effect of exchange rate change	1,347	671	727
Interest paid	(198)	(181)	(216)
Increase in long term loans	—	—	49
Long-term loans paid	(46)	(111)	(1,302)

Ending balance	3,971	2,679	2,232

Short and Long-term loans

The financial loans outstanding as of December 31, 2015, 2014 and 2013 are as follows:

Type	2015	2014	2013	Currency	Annual interest rate
Current Liabilities
Financial institutions	—	29	—	USD	Libo + 3,55%
	—	—	42	USD	Libo + 2,90%
	—	—	98	USD	Libo + 1,95%
	—	15	23	USD	Libo + 1,445%
	—	—	21	USD	Libo + 2,955%
	25	25	6	USD	15.25%
	7	4	3	USD	Libo + 3,5%

	32	73	193

Bonds - Class S	29	19	15	USD	5,875%

	29	19	15

	61	92	208

Non Current Liabilities
Financial institutions	—	25	48	ARS	15.25%
	—	—	12	USD	Libo + 1,445%
	—	—	21	USD	Libo + 3,55%

	—	25	81

Bonds - Class S	3,910	2,562	1,943	USD	5,875%

	3,910	2,562	1,943

	3,910	2,587	2,024

The maturities of the long-term financial loans as of December 31, 2015, 2014 and 2013, are as follows:

	2015	2014	2013
Less than 1 year	61	92	208
From 1 to 2 years	3,910	24	55
From 2 to 3 years	—	2,563	26
Over 3 years	—	—	1,943

	3,971	2,679	2,232

21. Current Taxes payables

	2015	2014	2013
Value Added	295	296	232
Gross Income	60	43	27
Income Tax	105	485	86
Royalties	227	167	136
Others	88	143	97

	775	1,134	578

22. Provisions and contingent liabilities

Provisions that have been recognized in financial statements

		2015		2014		2013
			Non		Non		Non
	Notes	Current	current	Current	current	Current	current
Related companies	28	601	88	187	299	115	288
Renegotiation commitments oil areas	29.6	—	—	670	—	—	—
Contracts renegotiation	30	626	—	—	—	—	—
Provision for enviromental remediation	(a)	174	164	191	152	112	43
Asset retirement obligation	(b)	112	1,377	45	1,396	12	1,401
Provision for legal proceedings	(c)	3	265	1	320	1	318
Joint operations partners		—	—	27	—	43	—
Other liabilities		139	272	132	227	102	174

		1,655	2,166	1,253	2,394	385	2,224

a)	Provision for Environmental remediation

The Company is subject to extensive environmental regulations in Argentina and in the other countries in which it operates. The Company’s management believes that its current operations are in compliance with applicable environmental requirements, as currently interpreted and enforced, including regulatory remediation commitments assumed. The Company has not incurred in any material environmental liabilities as a result of its operations. The Company undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on these new projects have not had any material adverse impact on Petrobras Argentina’s business.

Activity in 2015, 2014 and 2013 fiscal years includes (169), (54) and (273) attributable to payments net of new charges, 29, 193 and 27 recognized in “Other operating expenses, net” (Note 9) and 134, 49 and 98 recognized in “Other Comprehensive Income”, respectively.

The Company has performed a sensitivity analysis relating to the discount rate. The 1% increase or decrease in the discount rate would not have a significant impact on the Company’s results of operations.

b)	Asset retirement obligations

In accordance with the regulations applicable in the countries where the Company (directly or indirectly through subsidiaries) performs oil and gas exploration and production activities, the Company must incur costs associated with well plugging and abandonment. The Company has not pledged any assets for the purpose of settling such obligations.

The following table summarizes the activity in asset retirement obligations for the years ended December 31, 2015, 2014 and 2013:

	2015	2014	2013
Beginning balance	1,441	1,413	1,016
Accretion	86	147	46
Additions	—	—	61
Estimated cash flow changes	87	311	377
Decreases	(628)	(546)	(124)
Foreign currency translation / other	50	116	37

Ending balance	1,489	1,441	1,413

The Company has performed a sensitivity analysis relating to the discount rate. The 1% increase or decrease in the discount rate would not have a significant impact on the Company’s results of operations.

c)	Provision for legal proceedings

The Company (directly or indirectly through subsidiaries) is a party to several commercial, tax and labor proceedings and claims that arise in the ordinary course of its business. In determining a proper level of provision, the Company has considered its best estimate mainly with the assistance of legal and tax advisors.

Activity in 2015, 2014 and 2013 fiscal years includes 9, 109 and 103 recognized in “Other operating income expenses, net” (Note 9) and (103), (126) and (58) attributable to disbursements for each year, respectively.

The determination of estimates may change in the future due to new developments or unknown facts at the time of evaluation of the provision. As a consequence, the adverse resolution of the evaluated proceedings and claims could exceed the established provision.

Contingent liabilities that have not been recognized in financial statements

Material contingent liabilities considered as possible in the opinion of the Company and its legal and tax advisors, that have not been recognized in financial statements are as follows:

Tax Contingencies

Income tax

There are interpretation differences between the Company and the Argentine tax authorities in the criterion applied by the Company regarding the time of recording well abandonment expenses for income tax purposes. As of the date of these financial statements, the Tax Court has issued an unfavorable judgment against the Company for 2004, 2005 and 2006 periods which did not provide for payment of any tax because of the allocation of tax losses, that have not been used or challenged, against these periods. The Management is analyzing the administrative and judicial steps that should be followed. It should also be noted that the interpretation differences are maintained by subsequent fiscal years, but these is not a final administrative or judicial decision. The Company believes that the resolution of these matters will not have a material adverse effect on the financial position of the Company.

Gross Income tax

The Company maintains interpretative differences with the AFIP and Argentinian provincial tax authorities related to taxes applicable to its oil and gas activity. The Company estimates that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations.

Arbitration Oil Combustibles SA (“OIL”)

In December 2010, OIL and PESA have signed a contract committing itself to selling virgin naphtha and octanicas basis for a period of 15 years to PESA, called “Supply Framework Agreement”.

In April 2015, the firm OIL initiated arbitration before the International Chamber of Commerce (ICC) against PESA, considering that by extraordinary and unforeseeable reasons the aforementioned Agreement became too onerous for Oil.

The management of the Company believes that in the state in which the arbitration is, it does not appear as likely that the outcome of this matter may have a significant adverse effect on the financial position or results of operations of the Company. On March 30, 2016, Oil Combustibles S.A. filed for reorganization proceedings with the Comodoro Rivadavia courts.

23. Social benefits and other payroll benefits

		2015		2014		2013
	Note	Current	Non Current	Current	Non Current	Current	Non Current
Defined contribution plan (a)	23.1	6	—	5	—	4	—
Defined benefit plan	23.2	—	372	—	308	—	235
Other employment benefits	23.3	—	162	—	130	—	101

		6	534	5	438	4	336

(a)	Included in line “Other Liabilities” on “Current Provisions”.

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

In the years ended December 31, 2015, 2014 and 2013, Petrobras Argentina expensed of 25, 21 and 17, respectively, attributable to such benefit.

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

The plan is of a supplemental nature, so that the benefit received by the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the Supplementary Pension Plan and the public retirement system, in order to the aggregate benefit to each employee equals the one stipulated in this plan.

The plan calls for a contribution to a fund exclusively by Petrobras Argentina and without any contribution by the employees. The assets of the fund are contributed to a trust fund and invested in US dollar-denominated money market instruments in order to preserve the accumulated capital and obtain a return in line with a moderate risk profile. In addition, although there is no target asset allocation for the following years, funds are mainly invested in US government bonds, commercial papers rated A1 or P1, AAAm-rated mutual funds and time deposits in banks rated A+ or higher in the United States of America, in accordance with the Trust Agreement dated on March 27, 2002 entered with The Bank of New York Mellon, duly amended by the Permitted Investment Letter dated on September 14, 2006. The Bank of New York Mellon is the trustee and Towers Watson is the managing agent. In case there is an excess (duly certified by an independent actuary) of the funds to be used to settle the benefits granted by the plan, Petrobras Argentina will be entitled to choice to use it, in which case it may have to notify the trustee thereof.

During 2015, 2014 and 2013 the most relevant actuarial information on the defined-benefits pension plans are as follows:

	2015		2014		2013
	Fair value of obligation	Fair value of assets	Fair value of obligation	Fair value of assets	Fair value of obligation	Fair value of assets
At the beginning of the year	392	84	298	63	259	49
Items classified in profit or loss
Service cost	13	—	10	—	7	—
Net Interest cost	134	18	74	9	78	15
Plan Amendment	—	—	—	—	6	—
Items classified in other comprehensive income
Actuarial gains from experiencie adjustments	(45)	1	9	—	(38)	—
Benefits paid	(34)	(15)	(18)	(14)	(14)	(11)
Contributions paid	—	15	—	14	—	10
Others	40	25	19	12	—	—

At the end of the year (a)	500	128	392	84	298	63

Net liability at the end of the year		372		308		235

(a)	As of December 31, 2015, 2014 and 2013 the defined benefit obligation includes 254, 221 and 172 corresponding to the Compensatory Fund and 118, 87 and 63 for the Indemnity Plan, respectively.

Principal assumptions and sensitivity analysis

		Impact on defined benefit obligation
	Used	Change	Increase	Decrease
Discount rate	4%	1%	(8,88%)	10.39%
Future salary increases	2%	1%	9.36%	(7,65%)

The sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. Therefore, the presented analysis may not be representative of the actual change in the defined benefit obligation.

Benefit obligation are expected to be paid as follows:

2017	51
2018	37
2019	30
2020	33
2021-2025	205

23.3. Other employment benefit obligations

Company employees falling within the scope of certain collective bargaining agreements and meeting the relevant requirements are eligible to receive a certain number of salary pays, when they leave the Company upon retirement or disability.

During 2015, 2014 and 2013 the most relevant actuarial information on the defined-benefits as follows:

	2015	2014	2013
Benefit obligation at the beginning of the year	130	101	59
Items classified in profit or loss
Service cost	11	8	5
Net Interest cost	54	37	17
Items classified en other comprehensive income
Actuarial gains from experiencie adjustments	(22)	(11)	22
Benefits paid	(11)	(5)	(2)

Benefit obligation at the end of the year	162	130	101

Principal assumptions and sensitivity analysis

		Impact on defined benefit obligation
	Used	Change	Increase	Decrease
Discount rate	4%	1%	(3.47%)	9.53%
Future salary increases	2%	1%	9.78%	(4.01%)

The sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. Therefore, the presented analysis may not be representative of the actual change in the defined benefit obligation.

Benefit obligation are expected to be paid as follows:

2017	18
2018	12
2019	10
2020	13
2021-2025	76

23.4. Pension plan financing – Optimum Petrobras Trust Fund

The Company, in its capacity as trustor, entered into a trust agreement with BNP Paribas Argentina Investment Partners S.A., in its capacity as trustee, which trust assets consist of shares of the Company (Note 2.6.8). As of December 31, 2015 which number 5,811,866 share of the Company.

The sole purpose of the trust is to make periodical contributions of shares and/or cash resulting from the sale of the shares in order for the Company to comply with the funding obligations under the Compensatory Fund (Note 23.2) and the Supplementary Pension Plan (Note 23.1).

24. Capital stock

As of December 31, 2015, the Company’s capital stock amounted to 2,019, fully subscribed, issued, paid-in and authorized for public trading.

Changes in capital stock in the last three fiscal years:

	2015	2013	2012
Common shares of 1 vote and face value of $1 per share	2,019	2,019	2,019

Restrictions on availability of the Company’s shares

Law No. 27.181 passed on October 5, 2015 declared of public interest the protection of the National Government’s shareholdings that are part, among others, of the investment portfolio of the Sustainability Guarantee Fund (Fondo de Garantía de Sustentabilidad) of the Argentine Integrated Social Security System (Sistema Integrado Previsional Argentino). To such effect, the Argentine Agency of Government Investments in Companies was created as enforcement authority.

According to the provisions of such law, the transfer of Company’s shares held by the Sustainability Guarantee Fund of the Argentine Integrated Social Security System shall require prior authorization of the Argentine Congress.

25. Reserves

	2015	2014	2013
Legal reserve	576	553	515
Optional reserve for future investment	5,730	5,432	4,943
Reserve for future dividends	1,159	1,159	1,050

	7,465	7,144	6,508

26. Unappropriated retained earnings

	2015	2014	2013
Balances at the beginning of the year	458	752	528
Legal reserve	(23)	(38)	(32)
Reserve for future investments	(298)	(489)	(162)
Reserve for future dividends	(137)	(225)	(361)
Income attributable to shareholders	853	458	779

Balances at the end of the period	853	458	752

27. Other comprehensive income

	2015	2014	2013
Effect of exchange rate fluctuation	1,691	1,097	742
Income tax on the effect of exchange rate fluctuation	(668)	(664)	(591)
Actuarial profits and loss	128	60	58
Income Tax on actuarial gains and losses	(45)	(21)	(20)

	1,106	472	189

28. Related party transactions

Sale of companies

In December 2007 and in April 2009, Petrobras Argentina sold to PIB BV (a subsidiary of its holding company) a 40% equity interest and the remaining 60% equity interest in PVIE for USD423.3 million and USD619.4 million, respectively.

The agreed price further includes a contingent consideration in favor of the Company to reflect the value of the “Prospectus Kinteroni” in market conditions or, alternatively, non-participation of the buyer and their respective compensation. Such compensation defined by the parties a consequence of the discovery of gas and condensate in the prospectus Kinteroni of Block 57 in January 2008. The Company continues negotiating with the buyer in order to agree on the amount.

Financial guarantees

In 2007, Petrobras Argentina issued USD300 million Class S corporate bonds, collateralized by a Standby Purchase Agreement provided by Petróleo Brasileiro (Note 20).

Commercial transactions

The Company carries out commercial transactions in the ordinary course of business. The Company makes purchase and sale of crude oil and oil related products with PELSA, Refinería del Norte and EG3 Red, and operations of transportation of oil and gas with Oldelval and TGS. In addition, the Company makes crude oil and oil related products import and export transactions with subsidiaries of Petróleo Brasileiro (including an administrative infrastructure cost sharing agreement), particularly with Brasken S.A. and Petrobras Global Trading BV. In addition, the Company has contracts of technical, administrative and technological assistance with PBI BV, Petróleo Brasileiro, Petrobras Colombia Combustible and Petrobras Venezuela Inversiones y Servicios. Finally, transactions with OCP are described in Note 30.

Balances and transactions with related companies

Outstanding balances with related parties as of December 31, 2015, 2014 and 2013 are as follows:

	2015
	Current				Non-current
Company	Trade Receivables	Other Receivables	Accounts Payable	Provisions	Provisions
Companies in wich it excercises significant influence
OCP	—	—	—	299	88
Refinería del Norte S.A.	10	—	16	—	—
Other	—	125	14	3	—

	10	125	30	302	88

Companies under joint control
TGS	5	31	33	17	—

	5	31	33	17	—

Petróleo Brasileiro Group companies
Braskem S.A.	—	—	17	—	—
PIB BV	—	366	—	—	—
Petrobras Venezuela Inversiones y Servicios S.A.	—	—	—	62	—
Petrobras Global Trading B.V.	1	1	1	—	—
Petróleo Brasileiro	—	6	253	220	—
Petrobras Colombia Combustible	—	34	—	—
Other	6	58	5	—	—

	7	465	276	282	—

Total	22	621	339	601	88

	2014
	Current				Non-current
Company	Trade Receivables	Other Receivables	Accounts Payable	Provisions	Provisions
Companies in wich it excercises significant influence
OCP	—	—	—	130	299
Refinería del Norte S.A.	13	10	8	—	—
Other	—	84	7	2	—

	13	94	15	132	299

Companies under joint control
TGS	39	—	22	—	—

	39	—	22	—	—

Petróleo Brasileiro Group companies
Braskem S.A.	—	—	—	—	—
PIB BV	—	240	—	—	—
Petrobras Venezuela Inversiones y Servicios S.A.	—	—	—	36	—
Petrobras Global Trading B.V.	8	—	—	—	—
Petróleo Brasileiro	4	15	162	12	—
Other	3	91	8	7	—

	15	346	170	55	—

Total	67	440	207	187	299

	2013
	Current				Non-current
Company	Trade Receivables	Other Receivables	Accounts Payable	Provisions	Other Investments	Provisions
Companies in wich it excercises significant influence
OCP	—	—	—	92	127	288
Refinería del Norte S.A.	4	13	7	—	—	—
Other	6	109	6	7	1	—

	10	122	13	99	128	288

Companies under joint control
TGS	21	8	12	—	—	—

	21	8	12	—	—	—

Petróleo Brasileiro Group companies
Braskem S.A.	—	—	60	—	—	—
PIB BV	—	237	—	—	—	—
Petrobras Venezuela Inversiones y Servicios S.A.	—	—	—	16	—	—
Petróleo Brasileiro	1	3	144	—	—	—
Other	11	39	10	—	—	—

	12	279	214	16	—	—

Total	43	409	239	115	128	288

The main transactions with related companies for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015		2014		2013
Company	Purchases	Sales	Purchases	Sales	Purchases	Sales
Companies in wich it excercises significant influence
Oleoductos del Valle S.A.	81	4	77	4	46	3
Refinería del Norte S.A.	166	84	151	67	86	42

	247	88	228	71	132	45

Companies under joint control
TGS	127	161	88	221	68	202

	88	161	88	221	68	202

Petróleo Brasileiro Group companies
Braskem S.A.	158	—	416	—	471	—
Petróleo Brasileiro	69	5	40	5	122	17
Compañía Mega S.A.	—	2	—	18	—	7
Petrobras Paraguay Operaciones y Logistica S.R.L.	—	3	—	86	—	47
Petrobras Global Trading BV	58	77	65	35	41	—
Petrobras Chile Distribución Limitada	—	75	—	77	—	—
Other	3	1	4	2	3	200

	288	163	525	223	637	271

Total	662	412	841	515	837	518

During 2015, 2014 and 2013, the Company paid to its directors and executive officers salaries for approximately 34, 26 and 18, and no significant payments of other benefits were made. The members of the Board of Directors and executive officers do not receive any share based payments or compensation.

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

29.2. Exploratory well costs

The following table provides the year end balances and activity for exploratory well costs, during the years ended December 31, 2015, 2014 and 2013:

	Notes	2015	2014	2013
Beginning balance		617	298	116
Traslation effect		20	13	5
Additions		330	349	319
Transferred to development		(615)	(32)	(115)
Charged to expenses	8	(83)	(11)	(27)

Ending balance		269	617	298

Number of wells at year end		15	32	23

29.3. Oil and gas areas and participation in joint-operations

As of December 31, 2015, the Company and associates are part of the joint operations and consortia for the exploration and production of oil and gas as indicated below:

				Working Interest			Duration
Name	Note		Location	Direct	Indirect	Operator
Production Argentina
25 de Mayo - Medanito S.E.	(a	)	La Pampa and Río Negro	100.00%	—	Petrobras Argentina	2016/2026
Jagüel de los Machos	(a	)	La Pampa and Río Negro	100.00%	—	Petrobras Argentina	2015/2025
Bajada del Palo			Neuquén	3.85%	43.07%	PELSA	2025
Río Neuquén	(a	)	Neuquén and Río Negro	100.00%	—	Petrobras Argentina	2027
Entre Lomas	(a	)	Neuquén and Río Negro	3.85%	43.07%	PELSA	2026
Aguada de la Arena			Neuquén	80.00%	—	Petrobras Argentina	2036
Sierra Chata			Neuquén	19.89%	25.67%	Petrobras Argentina	2023
El Mangrullo	(b	)	Neuquén	100.00%	—	Petrobras Argentina	2025
Atuel Norte			Mendoza	33.33%	—	Tecpetrol	2016
La Tapera - Puesto Quiroga			Chubut	35.67%	—	Tecpetrol	2027
El Tordillo			Chubut	35.67%	—	Tecpetrol	2027
Aguaragüe			Salta	15.00%	—	Tecpetrol	2023/2027
Gobernador Ayala	(c	)	Mendoza	22.51%	—	Pluspetrol	2036
Jarilla Quemada			Río Negro	3.85%	43.07%	PELSA	2040
Charco del Palenque			Río Negro	3.85%	43.07%	PELSA	2034
Foreign
Colpa - Caranda			Bolivia	100.00%	—	Petrobras Argentina	2029
Oritupano - Leona			Venezuela	—	22.00%	PDVSA	2025
Acema			Venezuela	—	34.49%	PDVSA	2025
La Concepción			Venezuela	—	36.00%	PDVSA	2025
Mata			Venezuela	—	34.49%	PDVSA	2025
Exploration Argentina
Cerro Hamaca Norte	(c	)	Mendoza	39.64%	—	Pluspetrol	—
Parva Negra	(d	)	Neuquén	42.50%	—	Petrobras Argentina	2018
Enarsa 1 (E1)	(e	)	Plataforma Continental Argentina	25.00%	—	YPF	—
Enarsa 3 (E3)	(e	)	Plataforma Continental Argentina	35.00%	—	Petrobras Argentina	—
Chirete			Salta	50.00%	—	High Luck Group Limited	2016
Río Atuel			Mendoza	33.33%	—	Tecpetrol	2016
Borde del Limay	(f	)	Neuquén	85.00%	—	Petrobras Argentina	2014
Los Vértices	(f	)	Neuquén	85.00%	—	Petrobras Argentina	2014
Veta Escondida y Rincón de Aranda			Neuquén	55.00%	—	Petrobras Argentina	2027

(a)	See Note 29.7.
(b)	The Company signed an agreement with Petrolera Pampa SA to make additional investments in well drilling, which would entitle Petrolera Pampa S.A. to obtain 43% of the production.
(c)	The granting of the concession is in progress and the term will be 25 years from such granting.
(d)	The Company has yield 50% of its direct and indirect working interest to ExxonMobil Exploration Argentina S.R.L.
(e)	The Company, in compliance with article 5.2 of the respective partnership agreements, informed to the partners of Enarsa 1 and Enarsa 3 its decision not to participate in retraining them in exploration permits according to Art. 30 of Law 27,007.
(f)	It is in process of returning to “Gas y Petróleo del Neuquén SA” (Permit holder).

29.4. Production concession in the Veta Escondida area

On April 4, 2012 by the sanction of the Provincial Decree No. 563/12, Petrobras Argentina was notified of a decision of the government of the Province of Neuquén to terminate the production concession in the Veta Escondida area. The Company has sought relief alleging that it has complied with all requirements under the concession and that it did not commit any breach which would support the decision adopted by the Government of Neuquén.

On December 19, 2013, Petrobras Argentina(as operator), and Total Austral having an interest of 55% and 45% in the Veta Escondida exploitation concession, respectively, reached an out-of-court agreement with the Province of Neuquén and GyP to settle the dispute arising from the enactment of Provincial Decree No. 563/12 which declared the expiration of the concessionaires’ rights under this exploitation concession and had led Petrobras Argentina to bring complaint against the Province of Neuquén.

On March 17, 2015, under Decree No.565/2015, the Province of Neuquén approved a standard agreement including terms and conditions similar to those provided in the agreement reached in December 2013. At the date of these financial statements, the parties are negotiating a solution to the conflict taking into account the model agreement approved and the current situation of the industry and market.

29.5. Changes in working interest oil and gas areas

On January 31, 2014 the Board of Directors approved the sale to YPF S.A. of the entire interest of 38,45% in the Puesto Hernández Joint Operation (UTE) agreement, for a total price of USD 40.7 million and recognized income before income tax of 181 recorded in “Other operating expenses, net” (Note 9). This transaction represents for the Company an early termination of the Joint Operation (UTE) agreement, whose assets represented approximately 1% of the total assets of the Company as of December 31, 2013.

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

On March 30, 2015, the Company’s Board of Directors approved the sale to Compañía General de Combustibles S.A. of the Company’s entire interest in the Austral basin in Argentina in the amount of USD 101 million, resulting in a pre-tax gain of 675 recorded in “Other operating expenses, net” (Note 9). The transaction includes concessions operated under the Joint Ventures (UTE) of Santa Cruz I, Santa Cruz I Oeste, Glencross and Estancia Chiripá, assets related to Santa Cruz II, Punta Loyola Terminal and oil and gas pipelines operated in the basin.

In the third quarter of 2015, the Executive Branch of the Province of Salta, through Provincial Decree No. 3,129/15, ratified the incorporation of High Luck Group in the Chirete area. Therefore, the Company’s current interest in such area is 50%.

In the third quarter of 2015, the Executive Branch of the Province of Neuquén, through Provincial Decree No. 1,600/15, ratified the incorporation of Exxon Mobil Exploration Argentina S.R.L. in the Parva Negra Este area and therefore the Company’s current interest in such area is 42.50%.

29.6. Renegotiation of interest in oil and gas areas

On December 30, 2014 the Legislative Body of the Province of Río Negro ratified the agreement entered into with the Province on December 9, 2014 and approved by the Argentine Executive Branch under Decree No. 1,708/2014 on December 15, 2014, to extend for a 10-year term the three concessions the Company holds in that Province: 25 de Mayo – Medanito, Jagüel de los Machos and Río Neuquén.

This agreement mainly establishes the obligations of Petrobras Argentina S.A. to pay a Fixed Bond of USD 40 million, a USD 8 million contribution to Social Development and Institutional Strengthening and a 3% supplementary contribution on hydrocarbon production (in addition to the 12% royalty payment). Likewise, it was agreed to assign to Empresa de Desarrollo Hidrocarburífero Provincial Sociedad Anónima (EDHIPSA) 5% of the rights and obligations inherent to the production concession in the Rio Neuquén area in the Province of Rio Negro. Formalization of the mentioned assignment is in implementation phase as set forth in Article 3.18 of the agreement.

Petrobras Argentina has committed to spend about USD 907.7 million in hydrocarbon exploration and production as from the effective date of the agreement until the new expiration date of the concessions, of which 450.7 are up to 2017, 266.1 from 2018 to 2020 and 190.9 from 2021 onwards.

In addition, on December 30, 2014 the Legislative Body of the Province of Río Negro ratified the agreement entered into with PELSA to extend for a 10-year term the concession in the Entre Lomas field held by the Company in that Province.

This agreement mainly establishes the obligations of PELSA to pay a Fixed Bond of USD 25.3 million, a USD 5 million contribution to Social Development and Institutional Strengthening and a 3% supplementary contribution on hydrocarbon production (in addition to the 12% royalty payment). PELSA has committed to spend about USD 491.8 million in hydrocarbon exploration and production as from the effective date of the agreement until the new expiration date of the concessions of which 172.8 are up to 2017, 139.9 from 2018 to 2020 and 179.1 from 2021 onwards.

In November 2014, the Company announced an investment of USD 622 million for the development of Punta Rosada formation in the province of Neuquén. The investment includes the drilling of 44 wells up to 4,000 meters deep search for tight gas. In 2014, 2015 and 2016, the investment will amount to USD 245 million and at least 15 wells that will add 1.4 million m3 per day of gas production in the province of Neuquén be drilled. Petrobras Argentina takes on the challenge of increasing production and increasing gas reserves.

Concerning the Jagüel de los Machos area in the Province of La Pampa, a legal dispute arose with such Province relating to the non-recognition of the extension rights on such area acquired by the Company according to the provisions of National Law No. 17,319, as amended by Law No. 27,007, and under the provisions of Provincial Decree No. 18/2015 dated January 28, 2015. As a result, although the Company has filed the relevant administrative motions for the defense of the rights vested on it, as from September 7, 2015 the Province of La Pampa has taken possession of the area and, consequently, all the Company’s activities in such area have been discontinued, with a loss of 121 shown under “Other operating expenses, net” (Note 9).

Regarding the 25 de Mayo-Medanito S.E. concession in the Province of La Pampa, on March 30, 2016, the legislature of the Province of La Pampa approved a bill declaring the strategic importance of the portion of the 25 de Mayo-Medanito S.E. area located within such province, and transferring its possession to the Province upon expiration of the Company original concession period of 25 years in November 2016, although the Company is entitled to request a 10-year extension period of the Company’s concession under the applicable law.

29.7. Investment commitments

In addition to the information in note 29.6, in Argentina, in connection with its interest in the consortia in charge of exploration activities in Río Colorado, Río Atuel, and Parva Negra Este oil areas, as of December 31, 2015 the Company has investment commitments of approximately USD 9 million, including drilling of exploration wells. PELSA has investment commitments totaling USD 22 million. Total of both, 8 are up to 2017, 11 from 2018 to 2020 and 12 from 2021 onwards.

29.8. Relevant information

Relevant information on assets, liabilities and results related to the Company’s interests in joint operations as of December 31, 2015, 2014 and 2013, includes the following:

Assets and liabilities

	2015	2014	2013
Current assets	230	341	467
Non-current assets	3,855	4,103	3,255

Total assets	4,085	4,444	3,722

Current liabilities	976	1,241	1,011
Non-current liabilities	555	625	609

Total liabilities	1,531	1,866	1,620

Statements of Income for the years ended December 31, 2015, 2014 and 2013

	2015	2014	2013
Sales	3,944	4,273	3,413
Cost of sales	(3,224)	(3,375)	(2,884)

Gross profit	720	898	529
Administrative and selling expenses	139	(156)	(97)
Exploration expenses	(115)	(49)	(43)
Other operating expenses, net	(35)	(60)	(24)
Financial results	(257)	(259)	(210)

Net income before tax	174	374	155

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

On December 8, 2011, Petrobras Argentina served a notice on the Ecuadorian government (Trigger Letter) informing the existence of a dispute under the terms of the Treaty for the Promotion and Reciprocal Protection of Investments previously entered into between Argentina and Ecuador. The Treaty, implies the opening of a negotiation period prior to a possible arbitration to seek enforcement of the provisions of the Amendatory Agreements.

On June 21, 2013, not having reached an agreement with the Ecuadorian government, EcuadorTLC SA, Cayman International Exploration Company and Teikoku Oil Ecuador, members of the Consortium, submitted to the Ecuadorian Goverment a letter of notification of a dispute under the terms of the Amendatory Agreements starting their decision to submit the dispute to international arbitration under the arbitration Rules of the United Nations Commission on International Trade Law. Finally, on February 26, 2014 the request for arbitration against Ecuador was presented in the above terms. The defendant submitted its answer to the complaint and any objections to the jurisdiction of the arbitral tribunal on March 21, 2016. The members of the Consortium will submit its answer to the defendant arguments on or prior to May 12, 2016.

As of December 31, 2015 the Company has recorded 698 to be recovered from the Ecuadorian State in accordance with the provisions of the Amendments Agreement, disclosed in Other current receivables (Note 15). This amount does not include the interest calculation for update, as the Company believes that it is not possible to determine with certainty the interest rate to be applied.

Crude Oil Transportation Agreement with OCP

The Company holds a contract with OCP, whereby it assumed a commitment to an oil transport capacity of 80,000 barrels/day for a term of 15 years counted as from November 10, 2003.

The transport contract is a “Ship or Pay” contract, so the Company must meet its contractual obligations for the total volume agreed upon, regardless of the real volume transported, and has to pay, the same as the other producers, a rate that covers the operating costs and financial services of OCP, among others.

The Company has the right to sell the transport capacity in the heavy crude oil pipeline (OCP) to mitigate the negative impact of its non-use. Periodically, the Company negotiates the sale of the hired transport capacity. On December 31, 2008, the Company entered into a contract with Petroecuador whereby the Ecuadorian State assumed a commitment to charge, effective January 1, 2009, the available crude owned by it and transported through the heavy crude oil pipeline to the oil transport capacity hired by the Company, up to a maximum volume of 70,000 barrels/day. In addition, the Company sold transport capacity of approximately 8,000 barrels/day of oil for the period from July 2004 to January 2012. As a result of the contract non-compliance by the buyers, the Company is making the pertinent claims. Lastly, 40% of the net contractual commitment resulting from the above had been assumed by Teikoku Oil Ecuador, as consideration for the transfer to this company of the 40% interest in Block 18 and Palo Azul in October 2008.

In the third quarter of 2015, the Company, through Petrobras Bolivia Internacional S.A., reassumed the obligations previously assigned to Teikoku Oil Ecuador relating to the mentioned agreement and received a USD 95 million payment. As a result of this transaction the Company has the necessary funds to continue with negotiations in Ecuador. The estimated obligations of 626 attributable to Contracts renegotiations in Ecuador were recognized in current provisions (Note 22). Additionally, as of December 31, 2015 the Company carries a liability for the net transport capacity hired from OCP, in current and non-current provisions for 299 and 88, respectively (Note 28). The premises used in calculation of the provisions mainly include the estimate of the applicable rate and the transport capacity used by third parties. The discount rates used in the measurement consider the type of liability in question, the business segment and the country where the transactions are conducted. In estimating the liabilities as of December 31, 2015, as a result of the assumptions revision, the Company recorded a gain of 507, under “Other operating expenses, net” (Note 9).

The Company must hold letters of credit to ensure compliance with its financial commitments under the Ship or Pay transport contract with OCP and the commitments related to OCP trade payables.

The letters of credit, falling due in December 2018, will be gradually released in the same proportion as those commitments become extinguished. As of December 31, 2015, the Company holds letters of credit for approximately USD 64.2 million. The Company is required to renew or replace the letters of credit as they fall due; otherwise, those amounts shall be paid in cash.

31. Contributions to finance additions to infrastructure in the energy sector in Argentina

31.1. FONINVEMEM, 2008/2011 Agreement and Secretary of Energy Resolutions No.95/2013, No. 529/2014 and No. 482/2015:

Through Resolution No. 712/04, the SE created the FONINVEMEM I trust for the purpose of granting creditors an incentive to invest in the MEM thus increasing the generation of electrical power in Argentina. In 2007, through SE Resolution No.564/07, the SE requested MEM agents to participate in FONINVEMEM II, with the purpose of complementing financing of FONINVEMEM I.

In addition, in November 2010 the SE and MEM generators (among which the Company is included) entered into an agreement for the following purposes: (i) enable addition of new generation capacity to meet the increase in demand for Energy and Power in the MEM; (ii) improve availability of existing generation equipment; (iii) determine a method to pay the amounts due to the generators accumulated in the 2008/2011 period, and (iv) recognize a higher Power price and an increase in recognized operating and maintenance costs.

On January 24, 2012, the SE Resolution No.495/12 suspended the greater recognition of operation and maintenance costs and higher prices of power affecting the remuneration paid to generators.

On March 26, 2013, the SE issued Resolution No. 95 which involved the change in the compensation of Generators, Cogeneration and Self-Generators MEM except the Generators Plus, the Binational Hydroelectric Generation and Nuclear Generation among others. One of its main changes is the modification being paid Included Generators, for the case of Petrobras comprising the Combined Cycle and Hydroelectric Genelba Pichi Picún Leufú. The new resolution established that the generators had the option of joining or not the conditions. On May 31, 2013, the company adhered to the new rules being the above mentioned central framed under the new resolution.

On May 20, 2014, retroactive to February of the same year, the SE through Resolution No. 529/2014 updated the remunerative value of Resolution 95/2013 aforementioned. Additionally, the new legislation incorporated remuneration stands to cover nonrecurring Maintenance of thermal power plants and additional remuneration for thermal machines in periods of peak seasonal demand.

On July 10, 2015, retroactive to February of the same year, the SE through Resolution No. 482/2015 updated the remunerative value of SE Resolution 529/2014 aforementioned. In addition, the new rules incorporate remuneration for new investments and compensation for efficiency and production improvements.

FONINVEMEM

The financing of FONINVEMEM I and II was made through the contribution of 35% and 50% of the credit balances recorded in 2004-2006 and in 2007, respectively, resulting from the spread between the selling price of energy and the variable generation cost. The total contribution in FONINVEMEM I by all the private power generating companies in the wholesale electric market is estimated at USD 470 million, of which Petrobras Argentina contributed USD 42 million. In addition, the Company was reimbursed the credit balances recorded in 2007 in the amount of USD16 million pursuant to Resolution No.564/07.

On October 17, 2005 and under the terms of Resolution No. 1,193 issued by the SE, Petrobras Argentina and other MEM creditors formally announced their decision to participate in the construction, operation and maintenance of two power plants of combined cycle 820 MW each.

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

The Company recovers the amounts contributed to the FONINVEMEM I, converted to USD and adjusted by Libo rate + 1% p.a., in 120 monthly installments starting March 2010, upon authorization of commercial operations of both power plants in the combined cycle mode referred to above. In addition, the Company is a shareholder in both companies with 8.9% share.

By December 31, 2009 the funds contributed by the Company to FONINVEMEM II had been fully recovered through investment in additional electricity generation projects under Resolution No. 564/2007 issued by the SE, whereby the Company built Genelba Plus, a 165 MW thermoelectric plant close to the existing Genelba Power Plant.

2008/2011 Agreement

On November 25, 2010, the SE and MEM Generators signed the 2008/2011 Agreement which will be implemented through new generation projects that have to be submitted by Generators to the SE for selection and subsequent approval.

As regards payment to generators entered into the Agreement, certain methods established for them to maintain contribution margins, mainly as regards the Power price, recognition of higher variable maintenance costs and other non-fuel costs. The indicated mechanism was in effect until December 31, 2011, with the implementation of the Resolution No.495/12 indicated above.

Secretary of Energy Resolution (SE) No. 95/2013:

In March 2013, the SE issued Resolution No. 95/2013 which involved the modification of the remuneration scheme of Generators, Cogeneration and Self-Generators MEM except the Generators Plus, the Binational Hydroelectric Power Generation and Nuclear Generation among others.

The main changes apply to generators that have joined this new scheme are:

(a) Changes in the remuneration of generating agents by scale and technology. Fixed costs and non-fuel variables as well as additional remuneration are paid (the latter two items will be paid based on the generation of each machine) . Part of the additional compensation will go to a trust fund works the electricity sector.

b) Temporary Suspension of contracts between private, both electrical energy and fuels and associated inputs, which will be administered by CAMMESA

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

Secretary of Energy Resolution No. 482/2015:

In July 2015, retroactive to February, Resolution No. 482/2015 was issued to update the values of remunerative from Resolution No. 529/2014, the following remunerative concepts discriminated by scale and technology are added:

a) Resources for investments FONINVEMEN 2015-2018, to be assigned to generators with investment projects already approved, or to be approved, by the Secretary of Energy.

b) Incentives for energy production and operational efficiency.

Decree No. 13/2015:

On December 11, 2015, Decree No. 13/2015 modified the Ministries Law No. 22,520. Among other changes, it created the Ministry of Energy and Mining, which absorbs the functions of the Secretaries of Energy and Mining and decentralized entities, from the Ministry of Federal Planning, Public Investment and Services.

Ministry of Energy and Mining Resolution No. 22/2016:

In March 2016, and with retroactive effect as from February 2016, Resolution No. 22/2016 issued by the Ministry of Energy and Mining set forth an upgrade in the compensation established under Resolution No. 482/2015.

31.2. Financial Trust for Works on Gasoducto Sur (Fideicomiso Financiero de Obra Gasoducto Sur)

In order to assist in financing the expansion of the transportation capacity of the General San Martín Gas Pipeline, in the offshore leg across the Straits of Magellan, in the fourth quarter of 2009 Petrobras Argentina underwrote bonds issued by Fideicomiso Financiero de Obra Gasoducto Sur, for an amount in pesos equal to USD30 million.

Petrobras Argentina received in exchange debt securities denominated in Argentine pesos (“VRD Obra-4 Estrecho Definitivos”) that bear interest at a rate equivalent to the Reference Stabilization Coefficient plus an annual nominal rate of 8%. The principal amortizes in 30 quarterly installments from April 25, 2011.

32. Warranty bonds, sureties and guarantees granted

The warranty bonds, sureties and guarantees as of December 31, 2015 which are not disclosed in other notes amount to 2,526.

Additionally, in certain business operations in which the Company and the counterparty act as customers and suppliers, both sides issued guarantees for such operations by equivalent values, which at 31 December 2015 amount to 652.

In addition, as of December 31, 2015, the Company had the following contractual purchase and sale:

	Note	Total (Units)	Total (Millions of Pesos)	Until
Purchase Commitments
Long-term service agreement	(a)	—	2,697	2031
Petroleum services and materials	(a)	—	8,526	2020
Transportarion capacity (in MMm3)	(b)	1,896	1,347	2032
Gas purchase agreement for Genelba (in MMm3)		97	212	2016
Gasolines (in millions of cubic meters)		5	23,181	2026
Sale Commitments
Natural gas (in MMm3)		298	745	2016
Transportarion capacity (in MMm3)		355	12	2019
Electric power (in thousands of MWh)		4,219	4,252	2022
LPG (in thousands of tons)		161	714	2021
Gasolines (in millions of cubic meters)		3	13,787	2026
Diesel (in millions of cubic meters)		37	247	2016

(a)	Estimated price of $0.71 per MMm3.
(b)	Prices are generally determined by formulas based on future market prices. Estimated prices used to calculate the monetary equivalent of these purchase commitments for purposes of the table are based on current market prices as of December 31, 2015 and may not reflect actual future prices. Accordingly, the peso amounts provided in this table with respect to these commitments are provided for illustrative purpose only.

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

34. Subsequent events

Negotiations for the sale of the shareholding PETROBRAS in the Company:

On January 20, 2016, Petroleo Brasileiro S.A. – PETROBRAS, announced that it had initiated negotiations for the sale of its controlling share in the Company. On March 2, 2016, Petrobras made public that its executive board had approved to conduct exclusive negotiations with Pampa Energia S.A. for 30 days, which could be extended for another 30 days. On April 8, 2016, Petrobras informed that negotiations with Pampa Energia S.A. for the sale of its controlling share in the Company were to continue for 30 days.

In each of its press releases related to the potential sale of its controlling interest, PETROBRAS has stated that any such transaction’s terms and conditions would be subject to approval by its executive board and its board of directors, as well as by the relevant regulatory entities.

Shareholders’ Meeting of Petrobras Argentina S.A.

On April 28, 2016, the Shareholders of Petrobras Argentina in their General Regular meeting: (a) approved (i) in accordance with legal requirements, an increase of 810 in the reserve for future dividends, and the transfer to the legal reserve of 43 based on our results in 2014, and (ii) the mainteinance of the reserve for future investments (consisting of an increase in the amount of 5,474 and a decrease in the amount of 5,474); and (b) delegated to the Board of Directors the determination of the actual dividend distribution date and amount. As a result of the foregoing, as of the date of this Annual Report, the reserve for future dividends amounts to 1,969 and the reserve for future investments amounts to 5,730.

35. Expenses classified by nature for the years ended December 31, 2015, 2014 and 2013

	2013	2014	2015
Accounts	Total	Total	Total	Costs	Administrative and selling expenses	Exploration expenses
Salaries and wages	1,269	1,534	2,039	1,004	1,035	—
Other benefits to personnel	292	348	481	219	262	—
Taxes, charges and contributions	365	516	589	53	536	—
Fees and professional advisory	104	146	161	11	150	—
Depreciation of property, plant and equipment	2,194	2,632	2,630	2,549	81	—
Oil and gas royalties	1,128	1,560	1,689	1,689	—	—
Spare parts and repairs	640	727	690	569	121	—
Geological and geophysical expenses	55	59	65	—	—	65
Abandoned and non-productive well write-downs	27	11	83	—	—	83
Transportation and freights	522	669	645	149	496	—
Procurement of works and services	1,945	2,538	2,663	2,355	308	—
Fuel, gas, energy and other	129	143	120	104	16	—
Other operating costs and consumptions	207	297	303	208	95	—
Expense reimbursements	(200)	(235)	(234)	(55)	(179)	—

Total 2015			11,924	8,855	2,921	148

Total 2014		10,945		8,459	2,416	70

Total 2013	8,677			6,798	1,797	82

GLOSSARY:

AFIP	Administración Federal de Ingresos Públicos –Argentine Federal Public Revenues Administration

ADS	American Depositary Shares

BCBA	Buenos Aires Stock Exchange

BCRA	Banco Central de la República Argentina – Central Bank of Argentina

BOE	Barrel Oil Equivalent

BOL	Bolivares

BOPS	Bi-oriented polystyrene

CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.

CGN	Compressed Natural Gas

CIESA	Compañía de Inversiones de Energía S.A.

CNDC	Comisión Nacional de Defensa de la Competencia - Argentine Anti-Trust Authorities

CNV	Comisión Nacional de Valores - Argentine Securities Commission

CPCECABA	Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires - Professional Council in Economic Sciences of the City of Buenos Aires

Distrilec	Distrilec Inversora S.A.

EDESUR	Empresa Distribuidora Sur S.A. (Edesur S.A.)

EEUU	Estados Unidos de Norteamérica - United States of America

ENARGAS	Ente Nacional Regulador del Gas - Argentine Gas Regulatory Agency

ENARSA	Energía Argentina S.A.

ENRE	Ente Nacional Regulador de la Electricidad - Federal Power Regulation Authority

EPCA	Enron Pipeline Company Argentina S.A.

EU	Euros

FACPCE	Federación Argentina de Consejos Profesionales de Ciencias Económicas - Argentine Federation of Professional Councils in Economic Sciences

FONINVEMEM	Fondo para las Inversiones Necesarias que permitan Incrementar la Oferta de Energía Eléctrica - Fund for the Investments Required to Increase the Electric Power Supply in the Electric Wholesale Market

GWh	Giga Watts hour

HES	Quality, Safety, Environmental and Health policies and guidelines

IASB	International Accounting Standards Board

IFO	Intermediate Fuel Oil

IFRS	International Financial Reporting Standards

IPACE	Argentine Professional Institute for Quality and Excellence

LNG	Liquid Natural Gas

LPG	Liquefied Petroleum Gas

LSC	Ley de Sociedades Comerciales - Business Associations Law

Mbbl	Thousands of barrels

MEM	Wholesale Electricity Market

MEP	Ministerio de Energía y Petróleo de Venezuela - Venezuelan Energy and Oil Ministry

MMcf	Millions of cubic meters

Mcf	Millions of cubic foot

MOA	Memorandum of Agreement

MPFIPyS	Ministerio de Planificación Federal, Inversión Pública y Servicios - Federal Planning, Public Investment and Services Ministry

MW	Mega Watts

MWh	Mega Watts Hour

m3	Cubic Meters

NRV	Net Realizable Value

NYSE	New York Stock Exchange

OCI	Other Comprehensive Income

OCP	Oleoducto de Crudos Pesados Ltd.

OHSAS	Occupational Health and Safety Assessment Series

ONG	Nongovernmental Organization

OPEC	Organization of the Petroleum Exporting Countries

PDVSA	Petróleos de Venezuela S.A.

PEDASA	Petrobras Electricidad de Argentina S.A.

PELSA	Petrolera Entre Lomas S.A.

PEN	Poder Ejecutivo Nacional - Executive Branch of Government

PEPSA	Petrobras Energía Participaciones S.A.

PES	Argentine Pesos

Petróleo Brasileiro	Petróleo Brasileiro S.A. – PETROBRAS.

PFB	Petrobras Finance Bermuda

PIB BV	Petrobras Internacional Braspetro BV

PVIE	Petrobras Valores Internacional de España S.L.

Rls	Reales

RT	Technical Resolution

RTI	Revisión Tarifaria Integral - Complete Rate Review

SCyCG	Subsecretaría de Coordinación y Control de Gestión - Undersecretariat of Coordination and Control of Government Affairs

SE	Secretaría de Energía

SEC	Security and Exchange Commission

SFAS	Statement of Financial Accounting Standard

TGS	Transportadora de Gas del Sur S.A.

Tn	Tonnes

UNIREN	Unidad de Renegociación y Análisis de Contratos de Servicios Públicos - Public Service Agreement Renegotiation and Analysis Unit

USD	United States Dollars

WACC	Weighted Average Cost of Capital

WTI	West Texas Intermediate

WTS	West Texas Sour

YPFB	Yacimientos Petrolíferos Fiscales Bolivianos

$ BOL	Bolivian Pesos

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

Capitalized costs

The following table presents the capitalized costs as of December 31, 2015, 2014 and 2013, for proved and unproved oil and gas properties, and the related accumulated depreciation and allowances, which reduce the value of assets.

	Consolidated Companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Venezuela	Total
	(Stated in millions of Argentine pesos)
December 31, 2015
Proved properties:
Equipment, camps and other facilities	3,470	294	3,764	—	—
Mining properties and wells	17,334	1,330	18,664	6,631	6,631
Unproved properties	269	—	269	—	—

Total capitalized costs	21,073	1,624	22,697	6,631	6,631

Accumulated depreciation and allowances which reduce the value of assets	(9,974)	(1,411)	(11,385)	(2,618)	(2,618)

Total net capitalized costs	11,099	213	11,312	4,013	4,013

	Consolidated Companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Venezuela	Total
	(Stated in millions of Argentine pesos)
December 31, 2014
Proved properties:
Equipment, camps and other facilities	5,040	194	5,234	—	—
Mining properties and wells	15,078	1,101	16,179	3,570	3,570
Unproved properties	617	—	617	—	—

Total capitalized costs	20,735	1,295	22,030	3,570	3,570

Accumulated depreciation and allowances which reduce the value of assets	(12,080)	(968)	(13,048)	(1,711)	(1,711)

Total net capitalized costs	8,655	327	8,982	1,859	1,859

	Consolidated Companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Venezuela	Total
	(Stated in millions of Argentine pesos)
December 31, 2013
Proved properties:
Equipment, camps and other facilities	4,818	85	4,903	—	—
Mining properties and wells	13,097	1,056	14,153	3,730	3,730
Unproved properties	298	—	298	—	—

Total capitalized costs	18,213	1,141	19,354	3,730	3,730

Accumulated depreciation and allowances which reduce the value of assets	(11,612)	(637)	(12,249)	(1,181)	(1,181)

Total net capitalized costs	6,601	504	7,105	2,549	2,549

Costs incurred

The following table presents those costs capitalized as well as expensed that were incurred during each of the years ended as of December 31, 2015, 2014 and 2013. The acquisition of properties includes the cost of acquisition of proved or unproved oil and gas properties. Exploration costs include geological and geophysical costs, costs necessary for retaining undeveloped properties, and drilling costs and exploratory well equipment. Development costs include drilling costs and equipment for developmental wells, costs incurred in improved recovery, the construction of facilities for extraction, treatment and storage of hydrocarbons and all necessary costs to maintain facilities for the existing developed reserves.

	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Venezuela	Total
	(Stated in millions of Argentine pesos)
At December 31, 2015
Acquisition of properties:
- Proved	—	—	—	—	—
- Unproved	—	—	—	—	—
Exploration costs	346	—	346	—	—
Development costs	4,287	3	4,290	725	725

Total costs incurred	4,633	3	4,636	725	725

	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Venezuela	Total
	(Stated in millions of Argentine pesos)
At December 31, 2014
Acquisition of properties:
- Proved	—	—	—	—	—
- Unproved	21	—	21	—	—
Exploration costs	386	—	386	—	—
Development costs	3,810	31	3,841	539	539

Total costs incurred	4,217	31	4,248	539	539

	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Venezuela	Total
	(Stated in millions of Argentine pesos)
At December 31, 2013
Acquisition of properties:
- Proved	—	—	—	—	—
- Unproved	59	—	59	—	—
Exploration costs	315	—	315	—	—
Development costs	2,087	31	2,118	240	240

Total costs incurred	2,461	31	2,492	240	240

Results of operations

The breakdown of results of the operations shown below summarizes revenues and expenses directly associated with oil and gas-producing activities for the years ended December 31, 2015, 2014 and 2013. These activities are a part of the Oil and Gas Exploration and Production segment. This breakdown does not include any allocation of financial costs or expenses from Corporate and therefore it is not necessarily an indicator of the contribution in operations for oil and gas producing activities to the net income of the Company. Income tax for the years presented was calculated utilizing the deferred income tax criteria.

	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Venezuela	Total
	(Stated in millions of Argentine pesos)
At December 31, 2015
Net sales:
- to third parties	1,348	118	1,466	743	743
- transfers to other operations	8,983	—	8,983	—	—

Total net sales	10,331	118	10,449	743	743
Production costs:
- Operating costs	(4,116)	(92)	(4,208)	(1,518)	(1,518)
- Royalties and other	(950)	(17)	(967)	(237)	(237)

Total production costs	(5,066)	(109)	(5,175)	(1,755)	(1,755)
Exploration costs	(148)	—	(148)	—	—
Depreciation, depletion, amortization and allowances which reduce the value of assets	(2,273)	(77)	(2,350)	(1,414)	(1,414)

Results of operations before income tax	2,844	(68)	2,776	(2,426)	(2,426)
Income tax	(995)	—	(995)	429	429

Total Results of oil and gas operations	1,849	(68)	1,781	(1,997)	(1,997)

	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Venezuela	Total
	(Stated in millions of Argentine pesos)
At December 31, 2014
Net sales:
- to third parties	1,823	192	2,015	1,251	1,251
- transfers to other operations	8,538	—	8,538	—	—

Total net sales	10,361	192	10,553	1,251	1,251
Production costs:
- Operating costs	(3,007)	(81)	(3,088)	(514)	(514)
- Royalties and other	(1,875)	(14)	(1,889)	(374)	(374)

Total production costs	(4,882)	(95)	(4,977)	(888)	(888)
Exploration costs	(70)	—	(70)	—	—
Depreciation, depletion, amortization and allowances which reduce the value of assets	(2,364)	(31)	(2,395)	(1,541)	(1,541)

Results of operations before income tax	3,045	66	3,111	(1,178)	(1,178)
Income tax	(1,066)	(17)	(1,083)	339	339

Total Results of oil and gas operations	1,979	49	2,028	(839)	(839)

	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Venezuela	Total
	(Stated in millions of Argentine pesos)
At December 31, 2013
Net sales:
- to third parties	1,625	189	1,814	1,172	1,172
- transfers to other operations	6,024	—	6,024	—	—

Total net sales	7,649	189	7,838	1,172	1,172
Production costs:
- Operating costs	(2,525)	(77)	(2,602)	(306)	(306)
- Royalties and other	(1,169)	(9)	(1,178)	(293)	(293)

Total production costs	(3,694)	(86)	(3,780)	(599)	(599)
Exploration costs	(82)	—	(82)	—	—
Depreciation, depletion, amortization and allowances which reduce the value of assets	(1,934)	(27)	(1,961)	(985)	(985)

Results of operations before income tax	1,939	76	2,015	(412)	(412)
Income tax	(679)	(20)	(699)	59	59

Total Results of oil and gas operations	1,260	56	1,316	(353)	(353)

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

The Company estimates its reserves at least once a year. The Company’s reserves estimation as of December 31, 2015, 2014 and 2013 was evaluated by DeGolyer and MacNaughton. The technical revision covered approximately 81%, 80% and 73% respectively, of the Company’s estimated reserves. DeGolyer and MacNaughton evaluated the proved oil and natural gas reserve estimates in accordance with Rule 4-10 of Regulation S-X, promulgated by the SEC, and in accordance with the oil and gas reserves disclosure provisions of ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities-Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities). We provided all information required during the course of the evaluation process to the auditor’s satisfaction.

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

The following table sets forth the estimated proved reserves of oil (includes crude oil, condensate and natural gas liquids) and natural gas as of December 31, 2015, 2014 and 2013:

	CRUDE OIL, CONDENSATE AND NATURAL GAS LIQUIDS IN THOUSANDS OF BARRELS			NATURAL GAS IN MILLIONS OF CUBIC FEET
	Consolidated companies	Equity Method Investment	Total	Consolidated companies	Equity Method Investment	Total
Proved reserves (developed and undeveloped)	Argentina	Venezuela		Argentina	Venezuela
Reserves as of December 31, 2012 (*)	64,245	24,530	88,775	712,466	46,455	758,921

Increase (Decrease) originated in:
Revisions of previous estimates	67	(1,086)	(1,019)	65,774	(4,362)	61,412
Improved recovery
Extensions and discoveries	—	—	—	—	—	—
Purchase of proved reserves in place	13,204	—	13,204	9,260	—	9,260
Sale of proved reserves in place	—	—	—	—	—	—
Year’s production	(16,675)	(2,020)	(18,695)	(92,213)	(620)	(92,833)

Reserves as of December 31, 2013 (*)	60,841	21,424	82,265	695,287	41,473	736,760

Increase (Decrease) originated in:
Revisions of previous estimates	(3,053)	(1,766)	(4,819)	23,424	(13,277)	10,147
Improved recovery	520	—	520	10,817	—	10,817
Extensions and discoveries	2,955	—	2,955	42,076	—	42,076
Purchase of proved reserves in place	22,713	—	22,713	46,975	—	46,975
Sale of proved reserves in place	(3,404)	—	(3,404)	—	—	—
Year’s production	(13,957)	(1,691)	(15,648)	(89,858)	(591)	(90,449)

Reserves as of December 31, 2014 (*)	66,615	17,967	84,582	728,721	27,605	756,326

Increase (Decrease) originated in:
Revisions of previous estimates	(3,683)	(2,169)	(5,852)	18,910	(10,414)	8,496
Improved recovery	710	—	710	27,701	—	27,701
Extensions and discoveries	4,800	—	4,800	74,620	—	74,620
Purchase of proved reserves in place	—	—	—	—	—	—
Sale of proved reserves in place	(4,498)	—	(4,498)	(90,157)	—	(90,157)
Year’s production	(11,671)	(1,226)	(12,897)	(79,249)	(313)	(79,562)

Reserves as of December 31, 2015 (*)	52,273	14,572	66,845	680,546	16,878	697,424

Bolivian proved reserves were not classified as such in 2015, 2014 and 2013 due to changes introduced to the Bolivian Constitution, which restrict the disclosure of estimated reserves for properties under its authority.

The estimated reserves were subjected to economic evaluation to determine their economic limits. Such estimated reserves in Argentina for years ended in 2015, 2014 and 2013 are stated prior to the payment of any royalties as they have the same impact as taxes on production and are not paid in kind, and therefore are treated as operating costs.

In Venezuela, as of December 31, 2015, 2014 and 2013, estimated reserves were calculated on the basis of the contractual structure in force, and are stated before royalties and are computed by multiplying our ownership in each mixed company by the proved reserve volumes of the relevant mixed company.

	2015		2014		2013
	Crude Oil, Condensate and Natural Gas Liquids	Natural Gas	Crude Oil, Condensate and Natural Gas Liquids	Natural Gas	Crude Oil, Condensate and Natural Gas Liquids	Natural Gas
	In thousands of barrels	In millions of cubic feet	In thousands of barrels	In millions of cubic feet	In thousands of barrels	In millions of cubic feet
Net proved developed reserves:
Consolidated entities
Argentina	39,748	366,331	51,986	356,228	43,802	320,642
Rest of Latin-America	—	—	—	—	—	—

	39,748	366,331	51,986	356,228	43,802	320,642

Equity method investees
Argentina	—	—	—	—	—	—
Venezuela	6,623	7,955	9,407	15,738	12,448	14,848

	6,623	7,955	9,407	15,738	12,448	14,848

Total consolidated and equity method investees	46,371	374,286	61,393	371,966	56,250	335,490

Net proved undeveloped reserves:
Consolidated entities
Argentina	12,525	314,215	14,629	372,493	17,039	374,645
Rest of Latin-America	—	—	—	—	—	—

	12,525	314,215	14,629	372,493	17,039	374,645

Equity method investees
Argentina	—	—	—	—	—	—
Venezuela	7,949	8,923	8,560	11,867	8,976	26,605

	7,949	8,923	8,560	11,867	8,976	26,605

Total consolidated and equity method investees	20,474	323,138	23,189	384,360	26,015	401,250

Standardized measure of discounted future net cash flows

The following table discloses estimated future net cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas. As prescribed by SEC Modernization of Oil and Gas Reporting rules and ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities – Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities), such future net cash flows were estimated using the average first-day-of-the-month price during the 12-month period for 2015, 2014 and 2013 and using a 10% annual discount factor. Future development and abandonment costs include estimated drilling costs, development and exploitation installations and abandonment costs. These future development costs were estimated based on evaluations made by the Company and the operators of the fields in which the Company has an interest. The future income tax was calculated by applying the tax rate in effect as of the date this supplementary information was filed.

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

	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Venezuela	Total
	(Stated in millions of Argentine pesos)
At December 31, 2015
Future cash flows	85,296	—	85,296	4,822	4,822
Future production costs	(41,274)	—	(41,274)	(2,066)	(2,066)
Future development and abandonment costs	(13,769)	—	(13,769)	(1,418)	(1,418)
Future income tax	(6,869)	—	(6,869)	(157)	(157)

Undiscounted future net cash flows	23,384	—	23,384	1,181	1,181
10% annual discount	(7,671)	—	(7,671)	(779)	(779)

Standardized measure of discounted future net cash flows	15,713	—	15,713	402	402

At December 31, 2014
Future cash flows	61,252	1,037	62,289	6,778	6,778
Future production costs	(32,004)	(672)	(32,676)	(2,284)	(2,284)
Future development and abandonment costs	(10,218)	(243)	(10,461)	(1,224)	(1,224)
Future income tax	(5,285)	(62)	(5,347)	(130)	(130)

Undiscounted future net cash flows	13,745	60	13,805	3,140	3,140
10% annual discount	(4,493)	(27)	(4,520)	(1,216)	(1,216)

Standardized measure of discounted future net cash flows	9,252	33	9,285	1,924	1,924

At December 31, 2013
Future cash flows	39,279	1,055	40,334	12,291	12,291
Future production costs	(20,993)	(770)	(21,763)	(9,073)	(9,073)
Future development and abandonment costs	(6,490)	(185)	(6,675)	(843)	(843)
Future income tax	(3,009)	(60)	(3,069)	(535)	(535)

Undiscounted future net cash flows	8,787	40	8,827	1,840	1,840
10% annual discount	(2,328)	29	(2,299)	(652)	(652)

Standardized measure of discounted future net cash flows	6,459	69	6,528	1,188	1,188

Changes in the standardized measure of discounted future net cash flows

The following table discloses the changes in the standardized measure of discounted future net cash flows for the years ended December 31, 2015, 2014 and 2013:

	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Venezuela	Total
	(Stated in millions of Argentine pesos)
Standardized measure at December 31, 2014	9,252	33	9,285	1,924	1,924

Changes related to oil & gas activities:
Hydrocarbons sales net of production costs	(5,265)	(9)	(5,274)	1,012	1,012
Net change in sales prices, net of future production costs	(82)	7	(75)	(3,770)	(3,770)
Changes in future development costs	(4,944)	(3)	(4,947)	(673)	(673)
Extensions, discoveries and improved recovery, net of future production and associated costs	4,223	—	4,223	—	—
Development costs incurred	4,287	3	4,290	725	725
Revisions of quantity estimates	24	(64)	(40)	(392)	(392)
Purchase of reserves in place	—	—	—	—	—
Sale of reserves in place	(755)	—	(755)	—
Net change in income taxes	872	—	872	(2)	(2)
Accretion of discount	2,045	13	2,058	306	306
Changes in production rates	2,137	—	2,137	(342)	(342)
Other changes	3,919	20	3,939	1,614	1,614

Standardized measure at December 31, 2015	15,713	—	15,713	402	402

	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Venezuela	Total
	(Stated in millions of Argentine pesos)
Standardized measure at December 31, 2013	6,459	69	6,528	1,188	1,188

Changes related to oil & gas activities:
Hydrocarbons sales net of production costs	(5,479)	(97)	(5,576)	(363)	(363)
Net change in sales prices, net of future production costs	689	64	753	981	981
Changes in future development costs	(5,107)	(26)	(5,133)	(550)	(550)
Extensions, discoveries and improved recovery, net of future production and associated costs	1,560	—	1,560	—	—
Development costs incurred	3,810	31	3,841	539	539
Revisions of quantity estimates	(235)	(97)	(332)	(551)	(551)
Purchase of reserves in place	6,421	—	6,421	—	—
Sale of reserves in place	(721)	—		—
Net change in income taxes	(973)	7	(966)	384	384
Accretion of discount	1,126	15	1,141	203	203
Changes in production rates	(3)	47	44	(250)	(250)
Other changes	1,705	20	1,725	343	343

Standardized measure at December 31, 2014	9,252	33	10,006	1,924	1,924

	Consolidated companies			Equity Method Investment
	Argentina	Rest of Latin- America	Total	Venezuela	Total
	(Stated in millions of Argentine pesos)
Standardized measure at December 31, 2012	6,052	123	6,175	1,190	1,190

Changes related to oil & gas activities:
Hydrocarbons sales net of production costs	(3,955)	(103)	(4,058)	(573)	(573)
Net change in sales prices, net of future production costs	(744)	1	(743)	137	137
Changes in future development costs	(1,884)	(100)	(1,984)	(237)	(237)
Extensions, discoveries and improved recovery, net of future production and associated costs	—	—	—	—	—
Development costs incurred	2,087	31	2,118	240	240
Revisions of quantity estimates	324	12	336	(106)	(106)
Purchase of reserves in place	1,768	—	1,768	—	—
Net change in income taxes	527	25	552	76	76
Accretion of discount	1,094	23	1,117	200	200
Changes in production rates	(227)	16	(211)	—	—
Other changes	1,417	41	1,458	261	261

Standardized measure at December 31, 2013	6,459	69	6,528	1,188	1,188