Form 20-F
period 2016-12-31
Petrobras Argentina S.A.
filed 2017-04-28
CIK 1449877

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

Commission File Number: 333- 155319

PETROBRAS ARGENTINA S.A.

(Exact name of Registrant as specified in its charter)

 N/A

(Translation of registrant’s name into English)

Argentina

(Jurisdiction of incorporation or organization)

Maipú 1

C1084ABA, City of Buenos Aires

Argentina

(Address of principal executive offices)

Diego Martín Salaverri

Maipú 1

C1084ABA, City of Buenos Aires

Argentina

Tel.: + 54 11 4344 6000 / Fax: + 54 11 4344 6473

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
* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

       None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Petrobras Argentina S.A. Class B ordinary shares, nominal value Ps.1.00 per share: 2,019,236,820

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes	☐ No

i

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☐	Accelerated Filer	☒
Non-Accelerated Filer	☐	Emerging Growth Company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☒Item 18

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

ii

TABLE OF CONTENTS

PART I	7
Item 1. Identity of Directors, Senior Management and Advisors	7
Item 2. Offer Statistics and Expected Timetable	7
Item 3. Key Information	7
Selected Financial Data	7
Exchange Rates	10
Risk Factors	11
Item 4. Information on the Company	52
History and Development of the Company	52
Our Business	52
Organizational Structure	63
Our Generation Business	64
Our Electricity Distribution Business	79
Our Oil and Gas Business	88
Our Refining and Distribution Business	108
Our Petrochemical Business	111
Our Holding and Other Business	112
Quality, Safety, Environment and Health	119
Property, Plant and Equipment	122
Insurance	122
Patents and Trademarks	122
The Argentine Energy Sector	122
Item 4A. Unresolved Staff Comments	164
Item 5. Operating and Financial Review and Prospects	164
Item 6. Directors, Senior Management and Employees	228
Item 7. Major Shareholders and Related Party Transactions	242
Item 8. Financial Information	244
Consolidated Financial Statements	244
Legal Proceedings	244
Dividends	253
Significant Changes	253
Item 9. The Offer and Listing	253
Trading History	253
The Argentine Securities Market	256
Item 10. Additional Information	259
Memorandum and Articles of Association	259
Material Contracts	259
Exchange Controls	259
Taxation	263
Dividends and Paying Agents	268
Documents on Display	269
Item 11. Quantitative and Qualitative Disclosures about Market Risk	270
Item 12. Description of Securities Other than Equity Securities	270
Description of American Depositary Shares	270

PART II	272
Item 13. Defaults, Dividend Arrearages and Delinquencies	272
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	272
Item 15. Controls and Procedures	272
Item 16A. Audit Committee Financial Expert	273
Item 16B. Code of Ethics	273
Item 16C. Principal Accountant Fees and Services	273
Item 16D. Exemptions from the Listing Standards for Audit Committees	274
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	274
Item 16F. Change in Registrant’s Certifying Accountant	274
Item 16G. Corporate Governance	274
Item 16H. Mine Safety Disclosure	276

PART III	277
Item 17. Financial Statements	277
Item 18. Financial Statements	277
Item 19. Exhibits	277

NOTE ON FILING

This document comprises the annual report on Form 20-F for the year ended December 31, 2016 of Pampa Energía S.A. (“Pampa”). In this annual report, we use the terms “we”, “us”, “our”, “registrant” and the “Company” to refer to Pampa and its subsidiaries (including Petrobras Argentina S.A. (“Petrobras Argentina”) from July, 27 2016 through the Merger Effective Date (as defined below)) and the Merged Companies (as defined below) following the Merger Effective Date. References to “Pampa” or “Petrobras Argentina” are to, prior to the Acquisition (as defined below), each of Pampa and Petrobras Argentina, respectively, together with their respective subsidiaries, as they were prior to the Acquisition.

On December 23, 2016, Pampa, Petrobras Argentina and Petrobras Argentina’s wholly-owned subsidiaries, Petrobras Energía Internacional S.A. (“PEISA”) and Albares Renovables Argentina S.A. (“Albares” and, together with PEISA and Petrobras Argentina, the “Merged Companies”) entered into a preliminary merger agreement (compromiso previo de fusión) (the “Preliminary Agreement”) to merge each of the Merged Companies into Pampa by way of absorption, with Pampa being the surviving company (the “Merger”), with effect as from November 1, 2016 (the “Merger Effective Date”). On February 16, 2017, the Merger was approved by the shareholders of each of the Merged Companies and Pampa at separate extraordinary shareholders’ meetings.

In accordance with the Preliminary Agreement, as from the Merger Effective Date, Pampa and the Merged Companies operate as a single legal entity for operational, accounting and tax purposes, as well as for financial reporting purposes. As a result, none of the Merged Companies prepares or is required to prepare separate financial statements. Moreover, none of the Merged Companies may present separate financial statements as of any date after the Merger Effective Date, as such presentation would be inconsistent with the treatment of the combined businesses as a single operating entity as from the Merger Effective Date.

In addition, in accordance with the Preliminary Agreement, Pampa and the Merged Companies are treated as a single entity for governance purposes: the board of directors of each of the Merged Companies has been suspended and the board of directors of Pampa has assumed responsibility for the conduct and oversight of the business of Pampa and the Merged Companies as a whole, through the registration of the DMA (as defined below) before the Public Registry of the City of Buenos Aires (the “IGJ”). Similarly, Pampa’s executive officers have assumed the functions and responsibilities as executive officers of Pampa and the Merged Companies as a whole.

On April 19, 2017, the definitive merger agreement (“DMA”) was executed, and on April 20, 2017, the DMA was filed before the Argentine National Securities Commission (“CNV”) for its registration before the GJ. Pampa and the Merged Companies are currently in the process of completing the registration of the DMA to consummate the Merger. The Merger is not subject to any further corporate or regulatory approvals and, once the registration of the DMA with the IGJ under Argentine law has been completed, the holders of shares or ADRs of Petrobras Argentina will receive shares or ADRs of Pampa, as applicable, at the merger exchange ratio set forth in the DMA, and the shares and ADRs of Petrobras Argentina will cease to exist and shall be deregistered and delisted from the New York Stock Exchange. Pampa currently expects to complete the registration of the DMA by no later than October 2017.

Accordingly, as from November 1, 2016, Pampa and the Merged Companies operate as a single economic enterprise, and as from February 16, 2017, they operate with a single board of directors and senior executive management team, but each has retained its separate legal identity on a transitory basis until completion of the registration of the DMA with the IGJ necessary for consummation of the Merger.

Upon consummation of the Merger, the holders of PESA Shares (as defined below) and PESA ADSs (as defined below) other than us or PPSL (as defined below) will receive Pampa Shares (as defined below) and Pampa ADSs (as defined below), respectively, in exchange therefor, and the capital stock of Pampa will reach 1,938,368,431 shares.

We note that this annual report also includes updated information on the trading history of Petrobras Argentina’s shares and ADSs (see “Item 9-The Offer and Listing-Trading History-Trading History of Petrobras Argentina’s Shares and ADSs”) and certain information on Petrobras Argentina’s ADR program (see “Item 12- Item 12. Description of Securities Other than Equity Securities-Description of American Despositary Shares-Certain Information on Petrobras Argentina’s ADR Program”).

PRESENTATION OF INFORMATION

This document comprises the annual report on Form 20-F for the year ended December 31, 2016 of Pampa Energía S.A. (“Pampa”). In this annual report, we use the terms “we”, “us”, “our”, “registrant” and the “Company” to refer to Pampa and its subsidiaries (including Petrobras Argentina S.A. (“Petrobras Argentina”), from July 27, 2016 through the Merger Effective Date  (as defined below)) and the Merged Companies (as defined below) following the Merger Effective Date. References to “Pampa” or “Petrobras Argentina” are to, prior to the Acquisition (as defined below), each of Pampa and Petrobras Argentina, respectively, together with their respective subsidiaries, as they were prior to the Acquisition.

On December 23, 2016, Pampa, Petrobras Argentina and Petrobras Argentina’s wholly-owned subsidiaries, Petrobras Energía Internacional S.A. (“PEISA”) and Albares Renovables Argentina S.A. (“Albares” and, together with PEISA and Petrobras Argentina, the “Merged Companies”) entered into a preliminary merger agreement (compromiso previo de fusión) (the “Preliminary Agreement”) to merge each of the Merged Companies into Pampa by way of absorption, with Pampa being the surviving company (the “Merger”), with effect as from November 1, 2016 (the “Merger Effective Date”). On February 16, 2017, the Merger was approved by the shareholders of each of the Merged Companies and Pampa at separate extraordinary shareholders’ meetings.

Financial Information

This annual report contains our audited consolidated statements of financial position as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2016, and the notes thereto (the “Consolidated Financial Statements”). The Consolidated Financial Statements have been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm in Buenos Aires, Argentina, member firm of PricewaterhouseCoopers International Limited network, whose report is included in this annual report.

Our Consolidated Financial Statements are set forth in Item 18 beginning on page F-1 of this annual report. Our Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). This annual report along with the Consolidated Financial Statements included herein have been approved by resolution of the board of directors’ (the “Board of Directors”) meeting of the Company held on April 26, 2017.

Consistent with Item 18 of Form 20-F, we provide the disclosure required under Accounting Standards Codification (“ASC”) 932 of the Financial Accounting Standards Board (the “FASB”) relating to extractive activities—Oil and Gas (formerly, FASB Statement of Financial Accounting Standards No. 69—Disclosures about Oil and Gas Producing Activities) (“ASC Topic 932”), as is required regardless of the basis of accounting on which we prepare our financial statements.

Functional and Presentation Currency

The information included in the Consolidated Financial Statements has been recorded in the functional currency, which is the currency of the primary economic environment in which the entity operates. The functional currency is Argentine Pesos, which is also the group’s presentation currency. The results and financial position of subsidiaries and associates that have a different functional currency has been translated into the group’s presentation currency and the results from the translation process have been recognized in “Other Comprehensive Income (loss)”. Certain financial information contained in this annual report has been presented in U.S. Dollars (see “Exchange rate” below).

IAS 29 “Financial reporting in hyperinflationary economies” requires for financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on a historical cost approach or a current cost approach, to be stated in terms of the measuring unit current at the end of the reporting year. In general terms, by applying to non-monetary items the change in a general price index from the date of the Acquisition or the date of revaluation, as appropriate, to the end of the reporting period. In order to conclude on the existence of an hyperinflationary economy, the applicable standard mentions certain indications to consider including a cumulative rate of inflation in three years that reaches or exceeds 100%. Considering the inconsistency of published inflation data, the declining inflation trend, that the rest of the indications do not give rise to a definitive conclusion, and that the current legal framework does not permit the presentation of inflation-adjusted financial statements to the regulatory authorities, and also in accordance with the conclusions of the International Practices Task Force, there is not enough evidence to conclude that Argentina’s is an hyperinflationary economy as of December 31, 2016. Therefore, the restatement requirements for financial information established in IAS 29 have not been applied.

Although the conditions necessary to qualify the Argentine economy as hyperinflationary in accordance with the provisions of IAS 29 have not been met, and considering professional and regulatory limitations for the preparation of adjusted financial statements as of December 31, 2016, certain macroeconomic variables affecting the Company's business, such as wage costs and purchase prices, have experienced significant annual variations, and as a result should be considered in the evaluation and interpretation of the financial position and results presented by the Company in the Consolidated Financial Statements.

Rounding

Certain figures included in this annual report (including percentage amounts) have been subject to rounding adjustments. Accordingly, certain totals may therefore not precisely equal the sum of the numbers presented.

Exchange Rate

In this annual report, except as otherwise specified, references to “U.S.$” and “Dollars” are to U.S. Dollars, and references to “Ps.”, “AR$” and “Pesos” are to Argentine Pesos. Solely for the convenience of the reader, we have converted certain amounts included in “Item 3. Key Information” and elsewhere in this annual report from Pesos into Dollars using, for the information provided as of December 31, 2016, the seller exchange rate reported by the Banco de la Nación Argentina (“Banco Nación”), as of December 31, 2016 Ps.15,89 to U.S. $1.00 unless otherwise indicated. These conversions should not be considered representations that any such amounts have been, could have been or could be converted into U.S. Dollars at that or at any other exchange rate. On April 24, 2017, the exchange rate was Ps.15.39, to U.S.$ 1.00. As a result of fluctuations in the Dollar Peso exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates. See “Item 3. Key Information—Exchange Rates” and “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—Fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy, which could, in turn adversely affect our results of operations.” The Federal Reserve Bank of New York does not report a noon buying rate for Pesos. For more information regarding historical exchange rates, see “Item 3. Key Information—Exchange Rates.”

FORWARD-LOOKING STATEMENTS

This annual report contains estimates and forward-looking statements, principally in “Item 3. Risk Factors,” “Item 4.Our Business” and “Item5.Operating and Financial Review and Prospects.” Some of the matters discussed herein concerning our business operations and financial performance include estimates and forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended (the “Securities Act”) and the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Our estimates and forward-looking statements are mainly based on our current expectations and estimates on future events and trends that affect or may affect our business and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to us.

Our estimates and forward-looking statements may be influenced by the following factors, among others:

•         the availability of financing at reasonable terms to Argentine companies, such as us;

•         the impact of the completion of the RTI (as defined below) process in upcoming years;

•         uncertainties relating to future government approvals or legal actions, such as provisional remedies, that could affect our tariffs;

•         The volume of crude oil, oil products and natural gas we produce and sell;

•         Our ability to renew certain concessions;

•         The ability to develop and monetize conventional and non-conventional reserves;

•         Changes to our reserves estimates;

•         changes in the laws and regulations applicable to the energy sector in Argentina;

•         government interventions, resulting in changes in the economy, taxes, tariffs, the regulatory framework or environmental matters, or in the delay or withholding of governmental approvals;

•         general economic, social and political conditions in Argentina, and other regions where we or our subsidiaries operate, such as the rate of economic growth, fluctuations in exchange rates of the Peso or inflation;

•         restrictions on the ability to exchange Pesos into foreign currencies or to transfer funds abroad;

•         competition in the electricity sector, public utility services and related industries;

•         the impact of high rates of inflation on our costs;

•         changes in the price of hydrocarbons and their derivatives;

•         deterioration in regional and local business and economic conditions in or affecting Argentina;

•         any potential negative consequences arising in connection with the Acquisition or the Merger;

•         changes in general economic, business, political or other conditions in Argentina or changes in general economic or business conditions in other Latin American countries; and

•         other risks factors discussed under “Item 3. Risk Factors.”

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements speak only as of the date they were made, and we undertake no obligation to update or to renew any estimates and/or forward-looking statements because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this annual report might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to factors including, but not limited to, those mentioned above.

PART I

Item 1.   Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

SELECTED FINANCIAL DATA

The following table presents our selected financial data for each of the years in the five-year period ended December 31, 2016. The selected consolidated statement of comprehensive income (loss) and consolidated statement of cash flow data for the years ended December 31, 2016, 2015 and 2014 and the selected consolidated statement of financial position as of December 31, 2016 and 2015, have been prepared in accordance with IFRS as issued by the IASB and have been derived from our Consolidated Financial Statements included elsewhere in this annual report. The selected consolidated statement of comprehensive income (loss) and consolidated statements of cash flow data for the years ended December 31, 2013 and 2012 and the selected consolidated statement of financial position as of December 31, 2014, 2013 and 2012, have been prepared in accordance with IFRS as issued by the IASB, and have been derived from our audited consolidated financial statements that are not included in this annual report, which were audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers network, an independent registered public accounting firm.

For comparative purposes, certain reclassifications have been made to financial data as of December 31, 2014, 2013 and 2012 in order to present information on a consistent basis.

Financial information as of and for the year ended December 31, 2016 reflect the effect of consolidation of Petrobras Argentina beginning on July 27, 2016, when the Acquisition was consummated. Consequently, the results of operations before such date were not consolidated.

You should read the information below in conjunction with our Consolidated Financial Statements, including the notes thereto, as well as the sections “Presentation of Financial Information” and “Item 5. Operating and Financial Review and Prospects.”

	At December 31,
	2016	2016	2015	2014	2013	2012
	(in millions of US$) (1)	(in millions of pesos, except for amounts per share and nomber of shares or as otherwise indicated)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Non-current assets:
Investments in joint ventures	233	3,699	224	227	189	192
Investments in associates	50	787	123	133	135	133
Property, plant and equipment	2,586	41,090	14,509	9,218	6,903	6,019
Intangible assets	127	2,014	734	872	902	1,798
Other assets	1	13	2	2	2	2
Financial assets at fair value through profit and loss	47	742	2,578	963	433	304
Financial assets at amortized cost	4	62	-	-	-	-
Deferred tax asset	78	1,232	52	94	63	88
Trade and other receivables	281	4,469	1,229	955	367	421
Total non-current assets	3,405	54,108	19,451	12,464	8,992	8,957
Current assets:
Infrastructure under construction	-	-	-	-	-	84
Other assets	-	1	-	-	1	-
Inventories	211	3,360	225	136	115	107
Financial assets at fair value through profit and loss	264	4,188	4,081	1,029	844	237
Financial assets at amortized cost	1	23	-	-	-	-
Derivative financial instruments	1	13	-	-	-	-
Trade and other receivables	890	14,144	4,876	2,903	2,257	1,542
Cash and cash equivalents	89	1,421	517	335	342	157
Total current assets	1,457	23,150	9,699	4,403	3,558	2,127
Non current assets classified as held for sale	1	19	-	-	12	235
Total assets	4,863	77,277	29,150	16,867	12,563	11,319
Shareholders´ equity
Share capital	122	1,938	1,696	1,314	1,314	1,314
Additional paid-in capital and other reserves	312	4,963	1,231	343	263	1,018
Legal reserve	15	232	51	14	-	-
Voluntary rerserve	243	3,862	978	272	-	-
Reserve for directors’ options	-	-	-	266	259	250
(Accumulated losses) Retained earnings	(1)	(11)	3,065	743	286	(772)
Other comprehensive income (loss)	4	70	(31)	(32)	(24)	(11)
Equity attributable to owners of the company	696	11,054	6,990	2,920	2,099	1,801
Non-controlling interest	190	3,020	1,391	633	776	530
Total equity	886	14,074	8,381	3,554	2,875	2,330
Non-current liabilities:
Trade and other payables	336	5,336	2,699	1,909	1,296	2,230
Borrowings	962	15,286	6,685	3,787	2,925	2,218
Deferred revenue	13	200	154	109	34	264
Salaries and social security payable	6	94	80	63	26	17
Defined benefit plans	58	921	264	197	137	121
Deferred tax liabilities	239	3,796	592	471	417	625
Income tax and minimum notional income tax provision	59	934	272	182	77	25
Taxes payables	19	306	128	99	73	36
Provisions	394	6,267	313	120	91	86
Total non-current liabilities	2,086	33,140	11,187	6,936	5,075	5,625
Current liabilities:
Trade and other payables	810	12,867	6,639	4,521	3,096	1,682
Borrowings	672	10,686	1,308	784	754	791
Deferred revenue	-	1	1	1	-	-
Salaries and social security payable	110	1,745	887	725	501	448
Defined benefit plans	7	112	46	27	9	22
Income tax and minimum notional income tax provision	92	1,454	139	32	34	26
Taxes payable	151	2,392	473	215	209	228
Derivative financial instruments	-	-	18	48	-	-
Provisions	51	806	71	24	11	12
Total current liabilities	1,892	30,063	9,582	6,377	4,613	3,208
Liabilities associated to assets classified as held for sale	-	-	-	-	-	156
Total liabilities	3,978	63,203	20,769	13,313	9,688	8,989
Total liabilities and equity	4,863	77,277	29,150	16,867	12,563	11,319

(1) Peso amounts as of December 31, 2016 have been translated into U.S.$ at the seller exchange rate for U.S. $ quoted by Banco Nación on December 31, 2016 of Ps.15.89 to U.S.$1.00.  See “—Item 3. - Key Information—Exchange Rates.”

	For the year ended December 31,
	2016	2016	2015	2014	2013	2012
	(in millions of US$) (1)	(in millions of pesos, except for amounts per share and nomber of shares or as otherwise indicated)
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)
Revenue	1,969	31,295	7,106	6,101	5,335	6,695
Cost of sales	(1,582)	(25,136)	(7,038)	(5,925)	(5,603)	(6,356)
Gross profit (loss)	388	6,159	68	176	(268)	340
Selling expenses	(186)	(2,952)	(973)	(713)	(634)	(414)
Administrative expenses	(231)	(3,676)	(1,221)	(827)	(564)	(463)
Exploration expenses	(8)	(135)	(3)	(22)	-	-
Other operating income	180	2,854	941	312	466	196
Other operating expenses	(142)	(2,253)	(769)	(435)	(204)	(204)
Reversal of impairment of property, plant and equipment	-	-	25	88	-	-
Impairment of property, plant and equipment	-	-	-	-	-	(108)
Share of profit (loss) of joint ventures	7	105	9	34	(5)	(31)
Share of profit (loss) from associates	-	7	(10)	(2)	2	2
Income from the sale of subsidiaries and financial assets	30	480	-	-	-	-
Operating profit (loss) before recognition of income for provisional remedies, higher costs recognition and SE Resolution No. 32/15	37	589	(1,933)	(1,389)	(1,207)	(682)
Recognition of income - provisional remedies - CAMMESA Note MEyM No. 2016-04484723	71	1,126	-	-	-	-
Income recognition on account of the RTI - SE Resolution No. 32/15	26	419	5,025	-	-	-
Higher Costs Recognition - SE Resolution No. 250/13 and subsequent Notes	5	82	551	2,272	2,933	-
Operating income (loss)	139	2,216	3,643	883	1,726	(682)
Financial income	56	893	331	440	336	143
Financial expenses	(270)	(4,296)	(1,257)	(1,113)	(814)	(502)
Other financial results	(10)	(163)	1,719	420	(519)	(203)
Financial results, net	(224)	(3,566)	793	(253)	(997)	(562)
(Loss) Profit before income tax	(85)	(1,350)	4,436	630	729	(1,244)
Income tax and minimun notional income tax	69	1,098	(587)	(100)	12	133
(Loss) Profit of the year from continuing operations	(16)	(252)	3,849	530	742	(1,111)
Discontinued operations	-	-	-	-	(127)	31
Total (Loss) Profit of the year	(16)	(252)	3,849	530	615	(1,080)

Total (Loss) Profit of the year attributable to:
Owners of the company	(1)	(11)	3,065	743	286	(650)
Non - controlling interest	(15)	(241)	784	(213)	329	(430)
Basic (loss) earnings per share from continuing operations	(0.0004)	(0.0063)	2.2760	0.5654	0.2829	(0.5133)
Diluted (loss) earnings per share from continuing operations	(0.0004)	(0.0063)	2.2760	0.5082	0.2829	(0.5133)
Basic (loss) earnings per share from discontinued operations	-	-	-	-	(0.0652)	0.0190
Diluted (loss) earnings per share from discontinued operations	-	-	-	-	(0.0652)	0.0186
Dividends per share (2)	-	-	-	-	-	-
Basic (loss) earnings per ADS (2) from continuing operations	(0.0000)	(0.0003)	0.0910	0.0226	0.0113	(0.0205)
Diluted (loss) earning per ADS (2) from continuing operations	(0.0000)	(0.0003)	0.0910	0.0203	0.0113	(0.0205)
Basic (loss) earning per ADS (2) from discontinuing operations	-	-	-	-	(0.0026)	0.0008
Diluted (loss) earning per ADS (2) from discontinuing operations	-	-	-	-	(0.0026)	0.0007
Dividends per ADS (3)	-	-	-	-	-	-
Weighted average amount of outstanding shares (in millions)	1,736	1,736	1,347	1,314	1,314	1,314

CONSOLIDATED CASH FLOW DATA
Net cash generated by operating activities	376	5,979	4,366	2,193	1,656	1,198
Net cash used in investing activities	(707)	(11,231)	(7,115)	(2,472)	(1,457)	(903)
Net cash generated by (used in) financing activities	367	5,830	2,852	233	(77)	(542)

(1) Peso amounts as of December 31, 2016 have been translated into U.S.$ at the seller exchange rate for U.S.$ quoted by Banco Nación on December 31, 2016 of Ps.15.89 to U.S.$ $1.00.  See “—Item 3. - Key Information—Exchange Rates.”

(2) Each ADS represents 25 common shares.

EXCHANGE RATES

Exchange Rates

The following table sets forth the high, low, average and period-end exchange rates for the periods indicated, expressed in Pesos per U.S. Dollar and not adjusted for inflation. There can be no assurance that the Peso will not depreciate or appreciate again in the future.  The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.

	Exchange rates(1)
	(in Pesos per US Dollars)
	High	Low	Average(2)	Period end
Year ended December 31,
2012	Ps. 4.918	Ps. 4.304	Ps. 4.552	Ps. 4.918
2013	6.521	4.925	5.480	6.521
2014	8.557	6.545	8.119	8.551
2015	13.400	8.222	9.265	13.040
2016	16.030	13.200	14.782	15.890

Month
January 2017	16.080	15.810	15.909	15.897
February 2017	15.800	15.360	15.592	15.480
March 2017	15.645	15.390	15.522	15.390
April 2017(3)	15.490	15.190	15.334	15.390

 Source: Banco Nación

(1) Represents the average of the exchange rates on the last day of each month during the period.

(2) Average of the lowest and highest daily rates in the month.

(3) Represents the average of the lowest and highest daily rates from April 1 through April 24, 2017.

 In the future, any cash dividends we pay will be payable in Pesos, and exchange rate fluctuations will affect the U.S. Dollar amounts received by holders of American Depositary Shares (“ADSs”), on conversion by us or by the depositary of cash dividends on the shares represented by such ADSs. Fluctuations in the exchange rate between the Peso and the U.S. Dollar will affect the U.S. Dollar equivalent of the Peso price of our shares on the Buenos Aires Stock Exchange (the “BASE”) and, as a result, can also affect the market price of our ADSs.

RISK FACTORS

Risks Related to Argentina

Overview

We are a stock corporation (sociedad anónima) incorporated under the laws of the Republic of Argentina and most of our revenues are earned in Argentina and most of our operations, facilities and customers are located in Argentina. We also have crude oil and natural gas operations outside Argentina, in Venezuela and Ecuador. Our financial condition and results of operations depend to a significant extent on macroeconomic, regulatory, political and financial conditions prevailing in Argentina, including growth, inflation rates, currency exchange rates, interest rates, and other local, regional and international events and conditions that may affect Argentina in any manner. For example, slower economic growth or economic recession could lead to a decreased demand for electricity in the service areas in which our subsidiaries operate or a decline in the purchasing power of our customers, which, in turn, could lead to a decrease in collection rates from our customers or increased energy losses due to illegal use of our services. Actions of the Argentine Government concerning the economy, including decisions with respect to inflation, interest rates, price controls, tariffs and other compensation of public services, foreign exchange controls and taxes, have had and may in the future have a material adverse effect on private sector entities, including us. For example, during the Argentine economic crisis of 2001, the Argentine Government froze electricity distribution margins and caused the pesification of electricity distribution tariffs, which had a materially adverse effect on our business and financial condition and led us to suspend payments on our financial debt at the time.

We cannot assure you that the Argentine Government will not adopt other policies that could adversely affect the Argentine economy or our business, financial condition or results of operations. In addition, we cannot assure you that future economic, regulatory, social and political developments in Argentina will not impair our business, financial condition or results of operations, or cause the market value of our ADSs to decline.

A global or regional financial crisis and unfavorable credit and market conditions may negatively affect our liquidity, customers, business, and results of operations

The effects of a global or regional financial crisis and related turmoil in the global financial system may have a negative impact on our business, financial condition and results of operations, which is likely to be more severe on an emerging market economy, such as Argentina. Such was the case in 2008, when the global economic crisis led to a sudden economic decline in Argentina in 2009, accompanied by inflationary pressures, depreciation of the Peso and a drop in consumer and investor confidence.

The effect of the economic crisis on our customers and on us cannot be predicted. Weak global and local economic conditions could lead to reduced demand or lower prices for energy, hydrocarbons and related oil product and petrochemicals, which could have a negative effect on our revenues. Economic factors such as unemployment, inflation and the unavailability of credit could also have a material adverse effect on demand for energy and, therefore, on our business financial condition and results of operations. The financial and economic situation in Argentina or in other countries in Latin America, such as Brazil, may also have a negative impact on us and third parties with whom we do, or may do, business. See “The Argentine economy could be adversely affected by economic developments in other markets and by more general “contagion” effects.”

In addition, the global economic crisis that began in the fourth quarter of 2008, triggering an international stock market crash and the insolvency of major financial institutions, limited the ability of Argentine companies to access international financial markets as they had in the past or made such access significantly more costly. A similar global or regional financial crisis in the future could limit our ability to access the credit or capital markets at a time when we require financing, thereby impairing our flexibility to react to changing economic and business conditions (see “Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth and, consequently, affect our business, results of operations and prospects for growth” above). For these reasons, any of the foregoing factors could together or independently have an adverse effect on our results of operations and financial condition and cause the market value of our ADSs to decline.

The Argentine economy remains vulnerable and any significant decline could adversely affect our financial condition

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and currency devaluation. Sustainable economic growth in Argentina is dependent on a variety of factors, including the international demand for Argentine exports, the stability and competitiveness of the Argentine Peso against foreign currencies, confidence among consumers and foreign and domestic investors and a stable rate of inflation.

The Argentine economy remains vulnerable, as reflected by the following economic conditions:

•         according to the revised calculation of 2004, gross domestic product (“GDP”) published by the Instituto Nacional de Estadística y Censos (National Statistics and Census Institute or “INDEC”) on June 29, 2016, which forms the basis for the real GDP calculation for every year after 2004, and recent data published by the INDEC in 2017, for the year ended December 31, 2016, Argentina’s real GDP decreased by 2.1% compared to the same period in 2015. Argentina’s performance has depended to a significant extent on high commodity prices which, despite having favorable long-term trends, are volatile in the short-term and beyond the control of the Argentine Government and the private sector;

•         Argentina’s public debt as a percentage of GDP remains high and the availability of long-term credit and international financing remains limited;

•         continued increases in public expenditures have resulted and could continue to result in fiscal deficits and affect economic growth;

•         inflation remains high and may continue at those levels in the future;

•         investment as a percentage of GDP remains low to sustain the growth rate of the past decade;

•         a significant number of protests or strikes could take place, as has occurred in the past, which could adversely affect various sectors of the Argentine economy;

•         energy or natural gas supply may not be sufficient to supply increased industrial activity (thereby limiting industrial development) and consumption;

•         unemployment and informal employment remain high; and

As in the recent past, Argentina’s economy may be adversely affected if political and social pressures inhibit the implementation by the Argentine Government of policies designed to control inflation, generate growth and enhance consumer and investor confidence, or if policies implemented by the Argentine Government that are designed to achieve these goals are not successful. These events could materially adversely affect our financial condition and results of operations, or cause the market value of our ADSs to decline.

We cannot assure you that a decline in economic growth, an increase in economic instability or the expansion of economic policies and measures taken or that may be adopted in the futures by the Argentine Government to control inflation or address other macroeconomic developments that affect private sector entities such as us, all developments over which we have no control, would not have an adverse effect on our business, financial condition or results of operations or would not have a negative impact on the market value of our ADSs.

The impact of the congressional and presidential elections on the future economic and political environment of Argentina remains uncertain, but likely to be material

Since taking office on December 10, 2015, the Macri administration has announced and implemented several significant economic and policy reforms, including:

•         Electricity system state of emergency and reforms. The Macri administration declared the state of emergency of the national electricity system that will remain in effect until December 31, 2017. The state of emergency allows the Argentine Government to take actions designed to guarantee the supply of electricity. In addition, following the Macri administration’s announcement that it would reexamine energy subsidy policies, the ME&M increased electricity rates for the wholesale market for purchases made between February 1 through April 30, 2016. This increase was used to reduce subsidies to the sector. On January 29, 2016, the ENRE, through Resolution No. 1/16 approved a new tariff structure which became effective on February 1, 2016, and introduced different prices depending on the categories of customers. Such resolution also contemplated a social tariff applicable to residential customers who comply with certain consumption requirements, which included a full exemption for monthly consumptions equal to or below 150 Kwh and other tariff benefits for customers who exceed such consumption levels but achieve a monthly consumption lower than that of the same period in the immediately preceding year. On the same date, through Resolution No. 2/2016, the ENRE partially repealed Resolution No. 347/2012, discontinuing the FOCEDE (a special trust account created by Resolution No. 347/2012) and ordered Empresa Distribuidora y Comercializadora Norte S.A.  (“Edenor”) to open a special bank account with a Central Bank of the Republic of Argentina (Banco Central de la República Argentina or the “Central Bank”) authorized entity where the funds received pursuant to Resolution No. 347/2012 were be deposited through February 2016. By correcting tariffs, reducing subsidies and modifying the regulatory framework, the Macri administration aimed at correcting distortions in the energy sector and stimulating investment. Following the tariff increases, preliminary injunctions were requested by customers, and non-governmental organizations that defend customers’ rights, some of which were granted by Argentine courts. Among others, two separate orders led to the suspension of end-user electricity tariff increases in the Province of Buenos Aires and in the entire territory of Argentina. However, on September 6 2016, the Argentine Supreme Court reversed the injunctions that had suspended end-user electricity tariff increases on the basis of formal objections and procedural defects and, therefore, as of the date of this annual report, increases to end-user electricity tariffs are no longer suspended. On September 12, 2016, pursuant to an Argentine Supreme Court decision, a public hearing conducted by the ME&M was held in relation to the approval of a new gas tariff schedule. In October 2016, such new gas tariff schedule was approved by the Macri administration establishing increases in tariffs ranging between 300% and 500%. On October 28, 2016, a non-binding public hearing was conducted by the ME&M and the ENRE to discuss tariff proposals submitted by distribution companies covering the greater Buenos Aires area (with approximately 15 million inhabitants), including Edenor, for the 2017-2021 period within the framework of the RTI. On February 1, 2017, the ENRE enacted several resolutions, which, among other policy changes, implemented a reduction of electricity tariff subsidies and an increase in electricity tariffs for their residential customers. Such increases ranged between 61% and 148%, according to the amount of electricity consumption.

  INDEC reforms. In light of questions raised by the International Monetary Fund (“IMF”) regarding the reliability of the information produced by the INDEC, the Macri administration appointed Mr. Jorge Todesca, previously a director of a private consulting firm, as head of the INDEC. The INDEC has implemented certain methodological reforms and adjusted certain macroeconomic statistics on the basis of such reforms. On January 8, 2016, Decree No. 55/2016 was issued by the Argentine Government declaring a state of administrative emergency on the national statistical system and on the official agency in charge of the system, the INDEC, which remained in effect until December 31, 2016. Following the emergency declaration, the INDEC ceased publishing statistical data until a rearrangement of its technical and administrative structure was finalized. During the implementation of these reforms, however, the INDEC used official consumer price index (“CPI”) figures and other statistics published by the Province of San Luis and the City of Buenos Aires. As of the date of this annual report, the INDEC has published certain revised data, including the CPI monthly data since May 2016 and foreign trade and balance of payment statistics. On June 29, 2016, the INDEC published a report including revised GDP data for the years 2004 through 2015. On September 22, 2016, the INDEC resumed publication of its essential goods and services basket assessment. On November 9, 2016, the IMF Executive Board lifted its censure on the Republic of Argentina, noting that the Republic of Argentina had resumed the publication of data in a manner consistent with its obligations under the Articles of Agreement of the IMF. Despite these reforms, there is uncertainty as to what effect such reforms and revised data will have on the Argentine economy and public accounts.

  Foreign exchange reforms. In addition, the Macri administration implemented certain reforms to the foreign exchange market regulatory framework that provided greater flexibility and easier access to the foreign exchange market. The principal measures adopted as of the date of this annual report included: (i) the elimination of the requirement to register foreign exchange transactions in the Administración Federal de Ingresos Públicos (Argentine Tax Authority or“AFIP”) database, (ii) the elimination of the requirement to transfer the proceeds of new financial indebtedness transactions into Argentina and settle such proceeds through the single and free‑floating foreign exchange market (the “MULC”); (iii) a decrease from 30% to 0% of the registered, non-transferable and non-interest-bearing deposit required in connection with certain transactions involving foreign currency inflows; and (iv) the elimination of the requirement of a minimum holding period (72 business hours) for purchases and subsequent sales of the securities. In addition, on December 17, 2015, following the announcement of the lifting of a significant portion of exchange restrictions, the Peso depreciated approximately 36% against the U.S. Dollar. The exchange rate published by Banco Nación as of April 17, 2017, was Ps.15.2 to U.S.$1.00.

  Foreign trade reforms. The Macri administration eliminated export duties on wheat, corn, beef and regional products, and reduced the export duty on soybeans by 5% to 30%. Further, the 5% export duty on most industrial exports and export duties on mining exports were eliminated. With respect to payments of existing debts for imports of goods and services, the Macri administration eliminated most of the restrictions on access to the MULC and eliminated the amount for any new transactions. In addition, importers were offered short-term debt securities issued by Argentina to be used to repay outstanding commercial debt for the import of goods.

  Financial Policy. Since taking office, the Macri administration reached agreements to settle outstanding claims with a large majority of holdout creditors. See “Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth and, consequently, affect our business, results of operations and prospects for growth.”

As of the date of this annual report, the impact that these measures and any future measures to be taken by the Macri administration will have on the Argentine economy as a whole, and our business in particular, cannot be fully anticipated. While we believe that the effect of the planned liberalization of the economy will be positive for our business by stimulating economic activity, it is not possible to predict such effect with certainty and such liberalization could also be disruptive to the economy and fail to benefit or harm our business. Since assuming office, the Macri administration reformed energy and gas sector tariffs. In addition, as of the date of this annual report, political parties opposed to the Macri administration retain a majority of the seats in the Argentine Congress, which requires the Macri administration to seek political support from the opposition for its economic proposals and creates further uncertainty as to the ability of the Macri administration to pass any measure which it may expect to implement. In addition, legislative elections will be held in October 2017. We cannot assure you the impact that these measures or any future measures taken by the Macri administration will have on the Argentine economy, would not have an adverse effect on our business, financial condition or results of operations or would not have a negative impact on the market value of our ADSs.

If the high levels of inflation continue, the Argentine economy and our results of operations could be adversely affected

Inflation has, in the past, materially undermined the Argentine economy and the Argentine Government’s ability to create conditions that allow growth. In recent years, Argentina has confronted inflationary pressures, evidenced by significantly higher fuel, energy and food prices, among other factors. According to data published by the INDEC, CPI inflation rates for July, August, September, October, November and December 2016, and January, February and March 2017 were 2.0%, 0.2%, 1.1%, 2.4%, 1.6%, 1.2%, 1.3%, 2.5% and 2.4% respectively. The wholesale price index (“WPI”) increased by 34.5% in 2016. See “The credibility of several Argentine economic indices was called into question, which may lead to a lack of confidence in the Argentine economy and, in turn, limit our ability to access credit and the capital markets” below. The previous administration has in the past implemented programs to control inflation and monitor prices for essential goods and services, including by freezing the prices of supermarket products, and by executing price support arrangements with private sector companies in several industries and markets.

A high inflation rate affects Argentina’s foreign competitiveness by diluting the effects of the Peso devaluation, negatively impacting employment and the level of economic activity and undermining confidence in Argentina’s banking system, which may further limit the availability of domestic and international credit to businesses. In turn, a portion of the Argentine debt continues to be adjusted by the Coeficiente de Estabilización de Referencia (Stabilization Coefficient, or “CER”), a currency index, that is strongly related to inflation. Therefore, any significant increase in inflation would cause an increase in the Argentine external debt and consequently in Argentina’s financial obligations, which could exacerbate the stress on the Argentine economy. A continuing inflationary environment could undermine our results of operations, adversely affect our ability to finance the working capital needs of our businesses on favorable terms; and it could adversely affect our results of operations and cause the market value of our ADSs to decline.

The credibility of several Argentine economic indices was called into question, which may lead to a lack of confidence in the Argentine economy and, in turn, limit our ability to access credit and the capital markets

In January 2007, the INDEC modified its methodology used to calculate the CPI, which is calculated as the monthly average of a weighted basket of consumer goods and services that reflects the pattern of consumption of Argentine households. Prior to 2015, the credibility of the CPI, as well as other indexes published by the INDEC were called into question.

On November 23, 2010, the Fernández de Kirchner administration began consulting with the IMF for technical assistance in order to prepare a new national CPI with the aim of modernizing the statistical system. However, Argentina was subsequently censured by the IMF in 2014 for failing to make sufficient progress in adopting remedial measures to address the quality of official data, including inflation and GDP.

In order to address the quality of official data, a new price index was put in place on February 13, 2014. Such new price index represented the first national indicator to measure changes in prices of final consumption by households. Unlike the previous price index, which only measured inflation in the urban sprawl of the City of Buenos Aires, the new price index was calculated by measuring prices of goods across the entire urban population of the 24 provinces of Argentina. Although this new methodology brought inflation statistics closer to those estimated by private sources, material differences between official inflation data and private estimates remained during 2015. In November 2015, the INDEC suspended the publication of the CPI and the WPI.

On January 8, 2016, based on its determination that the INDEC had failed to produce reliable statistical information, particularly with respect to CPI, GDP and foreign trade data, as well as with poverty and unemployment rates, the Macri administration declared a state of administrative emergency for the national statistical system and the INDEC that remained in effect through December 31, 2016. The INDEC suspended the publication of certain statistical data until a reorganization of its technical and administrative structure to recover its ability to produce reliable statistical information was finalized in June 2016. During the suspension period, the INDEC published CPI figures published by the City of Buenos Aires and the Province of San Luis for reference.

In June 2016, the INDEC began publishing an official inflation rate using a new methodology for calculating the consumer price index. The official CPI inflation rate for the period from May to December 2016 was 16.95%. The CPI inflation rates for July, August, September, October, November, December 2016, and January, February and March 2017 were 2.0%, 0.2%, 1.1%, 2.4%, 1.6%, 1.2%, 1.3%, 2.5% and 2.4%, respectively. The WPI increased by 34.5% in 2016.

Any future required correction or restatement of the INDEC indexes could result in decreased confidence in Argentina’s economy, which, in turn, could have an adverse effect on our ability to access international capital markets to finance our operations and growth, and which could, in turn, adversely affect our results of operations and financial condition and cause the market value of our ADSs to decline.

Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth and, consequently, affect our business, results of operations and prospects for growth

The prospects for Argentine companies of accessing financial markets might be limited in terms of the amount of financing available, and the conditions and cost of such financing.

In 2005 and 2010, Argentina conducted exchange offers to restructure part of its sovereign debt that had been in default since the end of 2001. As a result of these exchange offers, Argentina restructured over 92% of its eligible defaulted debt. In April 2016, the Argentine Government settled U.S.$4.2 billion outstanding principal amount of debt held by creditors who had not participated in the 2015 and 2010 restructurings.

As of the date of this annual report, litigation initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions, although the size of the claims involved has decreased significantly. Although the vacatur of the pari passu injunctions removed a material obstacle to access to capital markets by the Argentine Government, future transactions may be affected as litigation with holdout bondholders continues, which in turn could affect the Argentine Government’s ability to access international credit markets, and thus could have a material adverse effect on the Argentine economy and, in turn, on our business, results of operations and prospects for growth.

Fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy, which could, in turn adversely affect our results of operations

Fluctuations in the value of the Peso may also adversely affect the Argentine economy, our financial condition and results of operations. The devaluation of the Argentine Peso could have a negative impact on the ability of certain Argentine businesses to service their foreign currency-denominated debt, lead to very high inflation, significantly reduce real wages, jeopardize the stability of businesses whose success depends on domestic market demand, including public utilities and the financial industry, and adversely affect the Argentine Government’s ability to honor its foreign debt obligations. After several years of moderate variations in the nominal exchange rate, the Peso lost more than 30% of its value with respect to the US Dollar in each of 2013 and 2014, and in 2015, the Peso lost approximately 52% of its value with respect to the U.S. Dollar including a depreciation of approximately 34% mainly experienced after December 17, 2015 following the announcement of the lifting of a significant portion of foreign exchange restrictions. Since the devaluation in December 2015, the Central Bank has allowed the Peso to float and limited interventions to those needed to ensure the orderly functioning of the foreign exchange market. As of December 31, 2016, the exchange rate was Ps.15.89 to U.S.$1.00 and the depreciation of the Peso with respect to the U.S. Dollar reached approximately 20% during 2016. We are unable to predict the future value of the Peso against the U.S. Dollar. If the Argentine Peso devalues further, the negative effects on the Argentine economy could have adverse consequences to our businesses, our results of operations and the market value of our ADSs, including as measured in U.S. Dollars.

On the other hand, a significant appreciation of the Argentine Peso against the U.S. Dollar also presents risks for the Argentine economy, including the possibility of a reduction in exports (as a consequence of the loss of external competitiveness). Any such increase could also have a negative effect on economic growth and employment, reduce the Argentine public sector’s revenues from tax collection in real terms, and have a material adverse effect on our business, our results of operations and the market value of our ADSs as a result of the weakening of the Argentine economy in general.

Government intervention may adversely affect the Argentine economy and, as a result, our business and results of operations

In the recent past, the Fernández de Kirchner administration increased its direct intervention in the economy, including through the implementation of expropriation and nationalization measures, price controls and exchange controls.

In December 2008, Law No. 26,425 was passed by the Argentine Congress unifying the Argentine pension and retirement system into a system publicly administered by the Administración Nacional de la Seguridad Social (the National Social Security Agency, or the “ANSES”), and eliminating the pension and retirement system previously administered by private managers. In accordance with the new law, private pension managers transferred all of the assets administered by them under the pension and retirement system to the ANSES. With the nationalization of Argentina’s private pension funds, the Argentine Government, through the ANSES, became a significant shareholder in many of the country’s public companies. As of the date of this annual report, ANSES owns shares representing 16.62% of our capital stock, and also owns shares of capital stock of Edenor, Central Térmica Güemes S.A. (“Güemes” or “CTG”) and Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. (“Transener”).

Beginning in April 2012, the Fernández de Kirchner administration provided for the nationalization of YPF and imposed major changes to the legal framework in which oil companies operate, principally through the enactment of Law No. 26,741 and Decree No. 1,277/2012. Additionally, in December, 2012, the Fernández de Kirchner administration issued Decree No. 2,552/2012, pursuant to which it ordered the expropriation of the Predio Rural de Palermo. However, in January, 2013, the Federal Civil and Commercial Chamber granted an injunction that has temporarily blocked the enforcement of Decree No. 2,552/2012. Although the decision was appealed by the Argentine Government, the Supreme Court of Justice rejected such appeal and confirmed the Federal Civil and Commercial Chamber’s injunction subject to a decision on the merits.

Notwithstanding the measures recently adopted by the Macri administration, we cannot assure you that other measures that may be adopted by the current or any future Argentine Government, such as expropriation, nationalization, forced renegotiation or modification of existing contracts, new taxation policies, changes in laws, regulations and policies affecting foreign trade and investments will not have a material adverse effect on the Argentine economy and, as a consequence, adversely affect our financial condition, our results of operations or cause the market value of our ADSs to decline.

The implementation in the future of new exchange controls and restrictions on capital inflows and outflows could limit the availability of international credit and could threaten the financial system, adversely affecting the Argentine economy and, as a result, our business

During 2001 and the first half of 2002, Argentina experienced a mass withdrawal of deposits from the financial system as a result of a lack of confidence in the Argentine Government’s ability to repay its debt and sustain the parity between the Peso and the U.S. Dollar. This caused a liquidity crisis in the Argentine financial system, which led the Argentine Government to impose exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments abroad. After 2002, these restrictions, including those requiring the Central Bank prior authorization for the transfer of funds abroad to pay principal and interest on debt obligations, were substantially eased through 2007. In addition to the foreign exchange restrictions applicable to outflows, in June 2005 the Argentine Government adopted various rules and regulations that established new restrictive controls on capital inflows into Argentina, including a requirement that, for certain funds remitted into Argentina, an amount equal to 30% of the funds must be deposited into an account with a local financial institution as a U.S. Dollar deposit for a one-year period without any accrual of interest, benefit or other use as collateral for any transaction.

Through a combination of foreign exchange and tax regulations from 2011 until President Macri assumed office in 2015, the Fernández de Kirchner administration significantly curtailed access to the foreign exchange market by individuals and private-sector entities. In addition, during the last few years under the Fernández de Kirchner administration, the Central Bank exercised a de facto prior approval power for certain foreign exchange transactions otherwise authorized to be carried out under applicable regulations, such as dividend payments or repayment of principal of inter-company loans as well as the import of goods, by means of regulating the amount of foreign currency available to financial institutions to conduct such transactions. The number of exchange controls introduced in the past and in particular after 2011, during the Fernández de Kirchner administration, gave rise to an unofficial U.S. Dollar trading market. The Peso/U.S. Dollar exchange rate in such market substantially differed from the official Peso/U.S. Dollar exchange rate. See “Item 3. Key Information—Exchange Rates” and “Item 10—Exchange Controls.”

Additionally, the level of international reserves deposited with the Central Bank significantly decreased from U.S.$47.4 billion as of November 1, 2011 to U.S.$25.6 billion as of December 31, 2015, resulting in a reduced capacity of the Argentine Government to intervene in the foreign exchange market and to provide access to such markets to private sector entities like us. The Macri administration has aimed at increasing the level of international reserves deposited with the Central Bank through the execution of different measures. As a result of the measures taken, the international reserves increased to U.S.$ 40.0 billion as of December 31, 2016.

Notwithstanding the measures recently adopted by the Macri administration, in the future the Argentine Government could impose exchange controls, transfer restrictions or restrictions on the movement of capital or take other measures in response to capital flight or a significant depreciation of the Peso, which could limit our ability to access the international capital markets and impair our ability to make interest, principal or dividend payments abroad. Such measures could lead to renewed political and social tensions and undermine the Argentine Government’s public finances, which could adversely affect Argentina’s economy and prospects for economic growth and, consequently, adversely affect our business and results of operations and cause the market value of our ADSs to decline. As of the date of this annual report, however, the transfer of funds abroad to pay dividends is permitted to the extent such dividend payments are made in connection with audited financial statements approved by a shareholders’ meeting of the Company.

The Argentine economy could be adversely affected by economic developments in other markets and by more general “contagion” effects

Argentine financial and securities markets are influenced, to varying degrees, by economic and financial conditions in other markets and Argentina’s economy is vulnerable to external shocks, including those related or similar to the global economic crisis that began in 2008 and economic and financial conditions in Argentina’s major trading partners, in particular, Brazil. For example, the current devaluation of the Brazilian currency and the slowdown of its economy may negatively affect the Argentine economy, and in turn, our business and results of operations. Although economic conditions can vary from country to country, investors’ perception of the events occurring in other countries have substantially affected in the past, and may continue to substantially affect capital flows to other countries and the value of securities in other countries, including Argentina. The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including those in Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian devaluation of its currency in January 1999.

In addition, international investors’ reactions to events occurring in one market sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors, Argentina could be adversely affected by negative economic or financial developments in other countries, which in turn may have material adverse effect on the Argentine economy and, indirectly, on our business, financial condition and results of operations, and the market value of our ADSs.

Application of certain laws and regulations is uncertain and could adversely affect our results of operations and financial condition

Law No. 26,854, which regulates injunctions in cases in which the Argentine Government is a party or has intervened, was promulgated on April 30, 2013 as part of a judicial reform bill approved by the Argentine Congress. Among the principal changes implemented pursuant to the judicial reform bill is a time limitation on injunctions imposed in proceedings brought against the Argentine Government and the creation of three new chambers of Casación, each of which must hear an appeal before the matter is considered by the Supreme Court of Justice of Argentina. In addition, Law No. 26,855, which became effective on May 27, 2013, modified the structure and functions of the Argentine Consejo de la Magistratura (judicial council), which has the authority to appoint judges, present charges against them and suspend or remove them. As of the date of this annual report, several aspects of this legislation have been struck down as unconstitutional by the Argentine Supreme Court.

On August 7, 2014, Law No. 26,944 on State Responsibility was enacted to regulate government actions. Said law governs the responsibility of the Argentine Government regarding the damages that its activity or inactivity may cause to individuals’ properties or rights. Such law establishes that the Argentine Government’s responsibility is objective and direct, that the provisions of the civil and commercial codes are not applicable to the actions of the Argentine Government in a direct or subsidiary manner and that no dissuasive financial penalties may be imposed on the Argentine Government, its agents or officers.

On September 18, 2014, the Argentine Congress enacted Law No. 26,991 amending Law No. 20,680 (the “Supply Law”), which became effective on September 28, 2014, to increase control over the supply of goods and provision of services. Such initiative includes the ability of the Argentine Government to regulate consumer rights under Article 42 of the Constitution and permits the creation of an authority to maintain the prices of goods and services (the “Observer of Prices of Goods and Services”). The Supply Law, as amended: (i) requires the continued production of goods to meet basic requirements; (ii) creates an obligation to publish prices of goods and services produced and borrowed; (iii) allows financial information to be requested and seized; and (iv) increases fines for judicial and fiscal persons. The reforms and creation of the Observer of Prices of Goods and Services could adversely affect our operations. An initiative to regulate questions of consumer rights was also approved, creating the Conciliación Previa en las Relaciones de Consumo (Prior Conciliatory Procedures For Consumer Relations, or the “COPREC”), where users and consumers may present claims free of charge and have them resolved within 30 days.

The Supply Law applies to all economic processes linked to goods, facilities and services which, either directly or indirectly, satisfy basic consumer needs (“Basic Needs Goods”) and grants a broad range of powers to its enforcing agency. It also grants the enforcing agency the power to order the sale, production, distribution or delivery of Basic Needs Goods throughout the country in case of a shortage of supply.

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

Risks Relating to our Company

We operate a material portion of our business pursuant to public concessions granted by the Argentine Government, the revocation or termination of which would have a material adverse effect on our business

We conduct a significant part of our businesses pursuant to public concessions granted by the Argentine Government. These concessions contain several requirements regarding the operation of those businesses and compliance with laws and regulations. Compliance with our obligations under our concessions is, in certain cases, secured by a pledge of our shares in the concessionaires in favor of the Argentine Government. Accordingly, upon the occurrence of specified events of default under these concessions, the Argentine Government would be entitled to foreclose on its pledge of the concessionaire and sell our shares in that concessionaire to a third party. Such sale would have a severe negative impact on our ability to operate a material portion of our business, and as a result, our results of operations would be materially adversely affected. Finally, our concessions also generally provide for termination in the case of insolvency or bankruptcy of the concessionaire. If any of our concessions are terminated or if the Argentine Government forecloses its pledge over the shares we own in any of our concessionaire companies, such companies could not continue to operate as a going concern, and in turn our consolidated results of operations would be materially adversely affected and the market value of our shares and ADSs could decline.

We employ a largely unionized labor force and could be subject to an organized labor action, including work stoppages that could have a material adverse effect on our business

The sectors in which we operate are largely unionized. Although our relations with unions are currently stable, we cannot assure you that we or our operating subsidiaries will not experience work disruptions or stoppages in the future, which could have a material adverse effect on our business and revenues. In addition, our collective bargaining agreements generally expire after a one-year term. We cannot assure you that we will be able to negotiate new collective bargaining agreements on the same terms as those currently in effect, or that we will not be subject to strikes or work stoppages before or during the negotiation process. If we are unable to negotiate salary agreements or if we are subject to strikes or work stoppages, our results of operations, financial condition and the market value of our shares and ADSs could be materially adversely affected.

In the event of an accident or event not covered by our insurance policies, we could face significant losses that could materially adversely affect our business and results of operations

We carry insurance policies that are consistent with industry standards in each of our different business segments. Although we believe our insurance coverage is commensurate with international standards, no assurance can be given of the existence or sufficiency of risk coverage for any particular risk or loss. If an accident or other event occurs that is not covered by our current insurance policies in any of our business segments, we may experience material losses or have to disburse significant amounts from our own funds, which may have a material adverse effect on our net profits and our overall financial condition and the market value of our shares and ADSs.

We conduct a portion of our operations through joint ventures, and our failure to continue such joint ventures or resolve any material disagreements with our partners could have a material adverse effect on the success of these operations

We conduct a portion of our operations through joint ventures and as a result, the continuation of such joint ventures is vital to our continued success. In the event that any of our partners were to decide to terminate its relationship with us in any of such joint ventures or sell its interest in such joint ventures, we may not be able to replace our partner or obtain the necessary financing to purchase our partner’s interest. Furthermore, in certain cases such as with respect to Transener and TGS, we are not able to acquire our partners’ interests under applicable Argentine regulations. As a result, the failure to continue some of our joint ventures or to resolve disagreements with our partners could adversely affect our ability to conduct the business that is the subject of such joint venture, which would in turn negatively affect our financial condition and results of operations and the market value of our shares and ADSs.

Our performance is largely dependent on recruiting and retaining key personnel

Our current and future performance and the operation of our business are dependent upon the contributions of our senior management and our skilled team of engineers and other employees. We depend on our ability to attract, train, motivate and retain key management and specialized personnel with the necessary skills and experience. There is no guarantee that we will be successful in retaining and attracting key personnel and the replacement of any key personnel who were to leave could be difficult and time consuming. The loss of the experience and services of key personnel or the inability to recruit suitable replacements and additional staff could have a material adverse effect on our business, financial condition and results of operations.

If we are not able to effectively hedge our currency risk in full and a devaluation of the Peso occurs, there may be a material adverse effect on our results of operations and financial condition

Our revenues are mainly collected in Pesos pursuant to tariffs that are not indexed to the U.S. Dollar, while a significant portion of our existing financial indebtedness is denominated in U.S. Dollars, which exposes us to the risk of loss from devaluation of the Peso. If we are not able to effectively hedge all or a significant portion of our currency risk exposure, a devaluation of the Peso (as experienced in the last few years where the Peso lost more than 30% of its value with respect to the U.S. Dollar in each of 2013 and 2014, more than a 52% in 2015 and more than 20% in 2016), may significantly increase our debt service burden, which, in turn, may have a material adverse effect on our financial condition and results of operations.

We and our subsidiaries are involved in various legal proceedings which could result in unfavorable decisions and financial penalties for us

We and our subsidiaries are party to a number of legal proceedings, some of which have been pending for several years. We cannot be certain that these claims will be resolved in our favor, and responding to the demands of litigation may divert management’s time and attention and our financial resources. See “Item 8. Legal Proceedings”.

Downgrades in our credit ratings could have negative effects on our funding costs and business operations

Credit ratings are assigned to the Company and its subsidiaries. The credit ratings are based on information furnished by us or obtained by the credit rating agencies from independent sources and are also influenced by the credit ratings of Argentine Government bonds and general views regarding the Argentine financial system as a whole. The credit ratings are subject to revision, suspension or withdrawal by the credit rating agencies at any time. A downgrade, suspension or withdrawal in our credit ratings could result in, among others, the following: (i) increased funding costs and other difficulties in raising funds; (ii) the need to provide additional collateral in connection with financial market transactions; and (iii) the termination or cancellation of existing agreements. As a result, our business, financial condition and results of operations could be materially and adversely affected.

A cyber-attack could adversely affect our business, financial condition, results of operations and cash flows

Information security risks have generally increased in recent years as a result of the proliferation of new technologies and the increased sophistication and activities of cyber-attacks. Through part of our grid and other initiatives, we have increasingly connected equipment and systems to the Internet. Furthermore, we depend on digital technology, including information systems to process financial and operating data, analyze seismic and drilling information and oil and gas reserves estimates. Because of the critical nature of our infrastructure and the increased accessibility enabled through connection to the Internet, we may face a heightened risk of cyber-attack. In the event of such an attack, we could have our business operations disrupted, property damaged and customer information stolen; experience substantial loss of revenues, response costs and other financial loss; and be subject to increased regulation, litigation and damage to our reputation. A cyber-attack could adversely affect our business, results of operations and financial condition.

We may not be able to achieve adequate consideration for the disposition of assets or businesses

As part of our strategy and business plan, we may consider a number of measures designed to manage our business, asset levels or liquidity position, including potential business or asset sales. There can be no assurance that we will be successful in completing all or any of these transactions, because there may not be a sufficient number of buyers willing to enter into a transaction, we may not receive sufficient consideration for such businesses or assets, the process of selling businesses or assets may take too long to be a significant source of liquidity, or lenders or note holders with consent rights may not approve a sale of assets. These transactions, if completed, may reduce the size of our business and we may not be able to replace the volume associated with these businesses.

Our operations could cause environmental risks and any change in environmental laws could increase our operating costs

Some of our operations are subject to environmental risks that could arise unexpectedly and cause material adverse effects on our results of operations and financial condition. In addition, the occurrence of any of these risks could lead to personal injury, loss of life, environmental damage, repair and expenses, equipment damage and liability in civil and administrative proceedings. We cannot assure you that we will not incur additional costs related to environmental issues in the future, which could adversely affect our results of operations and financial condition. In addition, we cannot ensure that our insurance coverage is sufficient to cover the losses that could potentially arise from these environmental risks.

In addition, we are subject to a broad range of environmental legislation, both in Argentina and in the other countries in which we operate. Local, provincial and national authorities in Argentina and other countries in which we operate may implement new environmental laws and regulations and may require us to incur higher costs to comply with these standards. The imposition of more stringent regulatory and permit requirements in relation to these practices in Argentina could significantly increase the costs of our activity.

We cannot predict the general effects of the implementation of new environmental laws and regulations on our financial condition and results of operations.

CAMMESA and other clients in the sector could alter and delay payments to electricity generators and natural gas producers

Electricity generators receive, through CAMMESA, payments corresponding to the energy made available and the energy effectively supplied to the spot market and under the SE Resolution No. 220/07, but not compensation corresponding to the power and energy committed to the Market to Term (“MAT”), since these concepts are paid to each generator directly by each large user.

There is a growing deficit between the payments received by CAMMESA and the claims of generation companies against that entity. This is due to the fact that the price received by CAMMESA in relation to the electricity sold in the spot market is regulated by the Argentine Government and is lower than the marginal cost of electricity generation that CAMMESA must reimburse to generators. Notwithstanding the foregoing, the current intention of the Argentine Government seems to be oriented to establishing a balance between the price to be received by CAMMESA and the marginal cost, an objective that cannot be reached in the short-term.

The Argentine Government has been covering such deficit through reimbursable contributions from the treasury. As these treasury contributions are not enough to cover all of the generators’ claims for their capacity and energy sales to the spot market, CAMMESA’s debt to generators has grown over time. We cannot assure you that the gap between spot prices and electricity generation prices will not continue or will not increase in the future or that CAMMESA will be able to pay generators, both for energy and capacity sold in the spot market. Generators, such as us, inability to collect their credits from CAMMESA could have a material adverse effect on their income and, consequently, on the results of their operations and financial condition.

The CNDC could decide not to approve the consummation of the Acquisition

On May 13, 2016, we and Petrobras Argentina entered into the terms and conditions of the Acquisition. The consummation of the Acquisition, which closed on July 27, 2016, is subject to the (post-closing) approval of the Comisión Nacional de Defensa de la Competencia (the Argentine Competition Authority or the “CNDC”). We cannot assure that the CNDC will approve the Acquisition. If the CNDC does not approve the Acquisition, we may be required to divest our interest in all or certain assets of the former Petrobras Argentina.

We may not obtain the benefits we expect from the Merger in the anticipated timeframe

We have devoted significant resources toward the completion of the Merger, but we cannot assure that we will obtain the benefits we expect which may have an adverse effect on our financial condition and results of operations.

In addition, if the registration of the Merger is delayed, we may expend significant additional resources and such a delay may materially affect our business plans and operations. Any additional costs incurred or material change to our business plans may have an adverse effect on our financial condition and results of operations.

Certain of our outstanding financial indebtedness contains bankruptcy, reorganization proceedings and expropriation events of default, and we may be required to repay all of our outstanding debt upon the occurrence of any such events

As of the date of this annual report, certain expropriation and condemnation events with respect to us may constitute an event of default, which, if declared, could trigger the acceleration of our obligations under the notes and require us to immediately repay all such accelerated debt. In addition a significant part of our outstanding financial indebtedness contains certain events of default related to bankruptcy and voluntary reorganization proceedings (“concurso preventivo”). If we are not able to comply with certain payment obligations as a result of our financial situation and if the requirements set forth in the Argentine Bankruptcy Law No. 24,522 are met, any creditor, or even us, could file for our bankruptcy, or we could file for a voluntary reorganization proceeding (“concurso preventivo”). In addition, certain of our outstanding financial indebtedness also contains cross-default provisions or cross-acceleration provisions that could cause all of our debt to be accelerated if the debt containing expropriation or bankruptcy or reorganization proceeding events of default goes into default or is accelerated. In such a case, we would expect to actively pursue formal waivers from the corresponding financial creditors to avoid such potential situation, but in case those waivers are not timely obtained and immediate repayment is required, we could face short-term liquidity problems, which could adversely affect our results of operations and cause the market value of our ADSs to decline.

Covenants in our indebtedness could adversely restrict our financial and operating flexibility

Our future indebtedness may contain, and some of our current indebtedness contain, affirmative and restrictive covenants that limit our ability to create liens, incur additional debt, dispose of our assets, pay dividends or consolidate, merge or sell part of our businesses. These restrictions may limit our ability to operate our business and may prohibit or limit our ability to enhance our operations or take advantage of potential business opportunities as they arise.  The breach of any of these covenants or the failure to meet any of such conditions could result in a default under the relevant indebtedness. Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions and the renegotiation of concessions and licenses used in our businesses.

Risks Relating to Our Businesses

There is uncertainty as to what other measures the Argentine Government will adopt in connection with tariffs on public services and their impact on the Argentine economy

As explained in other risk factors in this annual report, following the economic crisis of 2001-2002, the subsequent freeze on gas and electricity rates in Pesos and the significant devaluation of the Peso against the U.S. Dollar, there was a lack of investment in the supply and transport capacities of gas and energy and, at the same time, demand for natural gas and electricity increased substantially.

In response, the Macri administration announced several measures, including the revision of subsidy policies, Decree No. 134/2015 of December 16, 2015, which placed the national electricity system in a state of emergency until December 31, 2017 and Decree No. 367/2016 of February 16, 2016, which instructed the ministries, including the ME&M to continue the procedures related to the renegotiation of contracts related to the provision of public services and their Integral Tariff Revision (Revisión Tarifaria Integral, or “RTI”), among which are the distribution and transportation of gas and electricity.

In relation to gas, pursuant to the above, and after issuing Resolution No. 6/2016 on January 25, 2016 through which certain WEM prices were corrected, the ME&M issued Resolution No. 28/2016 and Resolution No. 31/2016, through which it applied a correction to the prices of natural gas at the supply point (“PIST”) and to the tariffs of distribution and transportation of natural gas that reach residential and commercial users throughout the country, as well as the supply of compressed natural gas (“CNG”) to service stations and instructed ENARGAS to carry out the RTI process and to apply the correction of natural gas distribution and transportation tariffs throughout the country as applicable, among others.

On April 13, 2016, ME&M Resolution No. 41/16 established new natural gas prices for the power plant market segment, with an approximate 100% increase and an average price of U.S.$4.88/mmBtu.With a price of natural gas from the Neuquén basin at U.S.$5.53/mmBtu.

Such measures represented large increases in gas bills paid by users, which resulted in various legal actions (amparos) by users and consumer associations. Following the decision of the Court of Appeals that suspended the validity of such resolutions on the grounds that they had been issued without conducting prior public hearings, the Argentine Government appealed and the Argentine Supreme Court issued a judgment on the matter on August 18, 2016.

The Argentine Government, through ENARGAS, convened public hearings through the issuance of Resolution No. 3,957/2016. After such public hearings took place between September 16 and 18, 2016, following the Supreme Court of Argentina’s ruling dated August 18, 2016, the new tariff schedules for natural gas were updated through Resolution ME&M No. 212-E/2016.

Resolution No. 212-E/2016 instructed ENARGAS, based on the economic and financial situation of the licensing companies and on account of the applicable RTI, to apply an adjustment to transitional tariffs applicable to the public services of natural gas transportation and distribution.

In relation to the distribution of electricity, Resolution ME&M No. 7/16 repealed Resolution No. 32/15 of the former Secretariat of Energy (the “SE”) and the ENRE was instructed to adopt all measures, within the scope of its competence, to conclude the RTI process. Pursuant to Resolution No 7/16, the ENRE issued Resolution No. 1/16 establishing a new tariff structure, which remained in force (with certain suspensions as a result of injunctions which are no longer in effect) until February 2017, when the RTI process was completed. On April 1, 2016, the ENRE issued Resolution No. 55/16, which approved the 2016 program for review of distribution tariffs, establishing the criteria and methodologies for completing the RTI process.

On September 5, 2016, by means of Resolution No. 55/16, Edenor submitted its rate schedule proposal for the following five-year period. On October 28, 2016, a public hearing was held to provide information and listen to the public opinion on the RTI.

On February 1, 2017, the ENRE issued Resolution No. 63/2017, through which it approved a new tariff scheme that established Edenor’s new distribution added value (VAD) for the following five-year period.

There is uncertainty as to what other measures the Argentine Government will adopt in connection with tariffs and their impact on the Argentine economy.

Failure or delay to negotiate further improvements to the transmission tariff structure and/or to have the tariffs adjusted to reflect increases in the transmission costs in a timely manner or at all, has affected our capacity to perform our commercial obligations and could also have a material adverse effect on our capacity to perform our financial obligations

In January 2002, pursuant to the Public Emergency Law, tariffs for the provision of public services, including the transmission of electricity, were converted from their original U.S. Dollar values to Pesos (at a rate of Ps.1.00 per U.S.$ 1.00) and frozen at those levels.

In May 2013, Transener and Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires S.A. (“Transba”) executed with the ENRE and the SE, a Renewal Agreement of the Instrumental Agreement (the “Renewal Agreement”), setting forth: (i) the recognition of Transener and Transba’s rights to collect the amounts resulting from the variations of costs during the period from December 2010 to December 2012, (ii) the payment of outstanding balances from Addenda II (as defined herein), and (iii) a procedure for the updating and payment of cost variations incurred from January 1, 2013 to December 31, 2015, calculated biannually.

On September 2, 2014, Transener and Transba executed with CAMMESA the New Financing Agreements. The New Financing Agreements provided: (i) that the Financing Agreements, together with their Addendums I, II and III, are concluded; (ii) the granting to Transener and Transba of new loans in the amount of Ps.622.2 million and Ps.240.7 million, respectively, corresponding to receivables acknowledged by the SE and the ENRE on account of cost variations for the January 2013-May 2014 period; and (iii) the assignment as collateral of the receivables recognized on account of higher costs as at May 31, 2014 pursuant to the Renewal Agreement.

On March 17, 2015, Transener and Transba executed with CAMMESA new amendments to their New Financing Agreements (the “Addenda IV”), setting forth: (i) the granting to Transener and Transba of new loans in the amount of Ps.563.6 million and Ps.178.3 million, respectively, corresponding to (a) the outstanding amount due pursuant to the Financing Agreement as of January 2015, and (b) receivables acknowledged by the SE and the ENRE on account of cost variations for the June 2014-November 2014 period; and (ii) the assignment as collateral of the receivables recognized on account of higher costs as at November 30, 2014 pursuant to the Renewal Agreement.

In September 2015, Transener and Transba executed with the ENRE and the SE, an Amendment to the Renewal Agreement (the “Amendment to the Renewal Agreement”), setting forth the 2015 year financial - economic projection and investment plan in the amount of $ 431.9 million and $ 186.6 million for Transener and Transba, respectively, and granting additional non-reimbursable resources for the execution of such investment plan.

On November 25, 2015, Transener and Transba executed with CAMMESA the financing agreements for the implementation of the Amendment to the Renewal Agreement, setting forth: (i) the granting to Transener and Transba of new loans in the amount of Ps.508,9 million and Ps.317,6 million, respectively, corresponding to (a) receivables acknowledged by the SE and the ENRE on account of cost variations for the December 2014-May 2015 period; and (ii) the additional investments required pursuant to the Amendment to the Renewal Agreement.

As of December 31, 2016, the results generated by the recognition of cost variations by the SE and the ENRE have been recorded up to the amounts received through the Financial Agreements signed and/or in the process of being signed as indicated in the following paragraph. As a result, Transener has recognized sales revenues for Ps.244.1 million and Ps.567.8 million and interest earned for Ps.26.7 million and Ps.99.0 million for the nine-month periods ended September 30, 2016 and 2015, respectively. Likewise, Transba S.A. has recognized sales revenue for Ps.72.2 million and Ps.274.8 million and interest earned for Ps.5.8 million and Ps.21.0 million for the same periods, respectively. The liability for disbursements received up to the sum of credits recognized by higher costs, in accordance with the Instrumental Agreements and the Renewal Agreements, has been cancelled through the assignment of the credits mentioned.

Pursuant to the Renewal Agreement and the Amendment to the Renewal Agreement, Transener and Transba are currently in communication with the relevant authorities to implement a scheme that would better allow them to fund their business plan. This information consists of monthly cash flows, investments execution and implementation of funds requirements. The Public Emergency and Exchange Rate Regime Reform Act (Law No. 25,561) imposed a duty on public utilities, such as Transener and its subsidiary Transba, to renegotiate their agreements in force with the Argentine Government while continuing to supply electricity services. This situation has significantly affected Transener and Transba’s economic and financial situation.

In May 2005, Transener and Transba signed with the UNIREN the Memorandums of Understanding specifying the terms and conditions for updating their concession agreements. The Memorandums of Understanding provided for the performance of a RTI before the ENRE and for the determination of a new tariff regime for Transener and Transba, which should have come into force in February 2006 and May 2006, respectively; as well as the recognition of increased operating costs occurring until the RTI-based new tariff regime came into force.

Since 2006, Transener and Transba have requested the ENRE to address the need to standardize compliance with the provisions set forth in the Memorandum of Understanding, pointing out ENRE’s failure to comply with its commitments thereunder, the critical situation arising from such breach, and their availability to continue with the RTI process insofar as the remaining commitments undertaken by the Parties remained in force and a new RTI-based new tariff regime was decided upon. Furthermore, Transener and Transba timely filed their respective tariff claims pursuant to the provisions set forth in both Memorandums of Understanding and in Section 45 and related sections of Law No. 24,065, for its analysis, the holding of the relevant public hearing, and the definition of the new tariff scheme aiming at performing the expected RTI process.

In order to begin rectifying the tariff scenario, in December 2010 Transener and Transba entered into a Supplementary Instrumental Agreement to the UNIREN Memorandum of Understanding with the SE and the ENRE, which mainly provided for the acknowledgment of a credit claim to Transener and Transba for cost fluctuations recorded during the June 2005–November 2010 period calculated as per the IVC established in the Memorandum of Understanding. These receivables were assigned in consideration of disbursements by CAMMESA, which were executed through loan agreements.

After collecting these receivables and pending the RTI, on May 13, 2013 and May 20, 2013, Transener and Transba, respectively, executed a Renewal Agreement with the SE and the ENRE, effective through December 31, 2015, which, among others, acknowledged a credit claim for cost variations recorded during the December 2010-December 2012 period calculated as per the IVC.

In view of the repeated delays in the implementation of the RTI provided for in the Memorandum of Understanding, the SE and the ENRE successively extended the recognition of higher costs until November 2015. In May 2016, after the expiration of the Renewal Agreement and without any pending recognized credit claims, Transener and Transba continued disbursing under the loans granted by CAMMESA, which were disclosed as liabilities. Finally, on December 26, 2016, Transener executed a new agreement with the SE and the ENRE whereby the SE:

•         recognized credit claims in favor of Transener in the amount of AR$1,502.9 million and AR$514.7 million, respectively, for the December 1, 2015-January 31, 2017 period;

•         provided for an investment plan for the October 2016-March 2017 period in the amount of AR$299.1 million for Transener and AR$121.4 million for Transba.

Even though both agreements were in force until February 1, 2017, the RTI’s tariff scheme effective date, as of December 31, 2016 the outstanding recognized credit claims amounted to Ps. 736 million and Ps.177 million for Transener and Transba, respectively.

Pursuant to the instruction provided by ME&M Resolution No. 196/16, on September 28, 2016 the ENRE passed Resolution No. 524/16 approving the program applicable to the RTI of the electric power transmission service during 2016, which provided for the entry into force of the resulting tariff scheme as from February 2017.

The public hearing for the defense of the proposal was conducted in December 2016, where Transener requested a capital base of Ps.12,214 million and Ps.6,157 million, as well as regulated operation and maintenance revenues in the amount of Ps. 4,173 million and Ps. 2,112 million for Transener and Transba, respectively.

These tariffs must be paid by users of the Transportation System. We cannot guarantee that they will have the ability and willingness to face such increases, and cannot make any assurances that Transener and/or Transba will receive the full amount recognized in the Instrumental Agreements, the Renewal Agreements and the Amendment to the Renewal Agreement or that similar adjustments will be made in the future.

On January 31, 2017, the ENRE issued Resolutions No. 66/17 and No. 73/17, which established the tariffs in effect for the 2017/2021 five-year period for Transener and Transba, respectively. The ENRE also established the mechanism for updating the remuneration, the quality of service and penalties regime, the awards regime and the investment plan to be carried out by both companies during that period.

However, we cannot guarantee you that these measures will be sufficient to address the structural problems created for us by the economic crisis and its aftermath. Our inability to cover the costs of Transener and Transba or to receive an adequate return on our asset base may further adversely affect our financial condition and results of operations, which could negatively impact the value of our shares or our ADSs.

Risks Relating to the Electricity Sector

The Argentine Government has intervened in the electricity sector in the past, and is likely to continue intervening

Historically, the Argentine Government has exerted a significant influence on the economy, including the energy sector, and companies such as us that operate in such sector have done so in a highly regulated context that aims mainly at guaranteeing the supply of domestic demand.

To address the Argentine economic crisis in 2001 and 2002, the Argentine Government adopted the Public Emergency Law and other regulations, which made a number of material changes to the regulatory framework applicable to the electricity sector. These changes severely affected electricity generation, distribution and transmission companies and included the freezing of distribution nominal margins, the revocation of adjustment and inflation indexation mechanisms for tariffs, a limitation on the ability of electricity distribution companies to pass on to the costumer increases in costs due to regulatory charges and the introduction of a new price-setting mechanism in the WEM which had a significant impact on electricity generators and generated substantial price differences within the market. The Argentine Government has continued to intervene in this sector, by, for example, granting temporary nominal margin increases, proposing a new social tariff regime for residents of poverty-stricken areas, removing discretionary subsidies, creating specific charges to raise funds that are transferred to government-managed trust funds that finance investments in generation and distribution infrastructure and mandating investments for the construction of new generation plants and the expansion of existing transmission and distribution networks.

 On December 17, 2015, the Argentine Government issued Decree No. 134/15 declaring the emergency of the national electricity sector until December 31, 2017, and instructing the ME&M to adopt any measure the ME&M deems necessary regarding the generation, transmission and distribution segments, to adjust the quality, and guarantee the provision of electricity.

On February 3, 2016, Resolution No. 22/16 of the ME&M established adjustments to the remuneration of generators to support the operation and maintenance of the generation plants until the regulatory measures currently under review by the Argentine Government are enacted and the operation of the WEM is normalized. As of the date of this annual report, however, the Argentine Government has implemented a new remuneration scheme through SEE Resolution 19/17, which improved margins, especially for “new energy” operators. See “Item 4. The Argentine Energy Sector—SEE Resolution No. 19/17: New Remuneration Scheme for Old Capacity”. As of such date, the Argentine Government, through the relevant agency enacted several resolutions to impose the penalties of the services and adjusting the tariffs. On February 1, 2017, the RTI process was completed and a new tariff scheme for the following five-year period was enacted.

Notwithstanding the recent measures adopted by the Macri administration, we cannot assure you that other measures that may be adopted by the Argentine Government will not have a material adverse effect on our business and results of operations or on the market value of our shares and the ADSs or that the Argentine Government will not adopt emergency legislation similar to the Public Emergency Law, or other similar regulations in the future that may increase our obligations, including increased taxes, unfavorable alterations to our tariff structures and other regulatory obligations, compliance with which would increase our costs and may have a direct negative impact on our results of operations and cause the market value of our ADSs to decline.

Electricity distributors, generators and transmitters were severely affected by the emergency measures adopted during the economic crisis, many of which remain in effect

Distribution and transmission tariffs include a regulated margin that is intended to cover the costs of distribution or transmission, as applicable, and provide an adequate return. Generators, which mostly depend on sales made to the spot market (the market created by the supply and demand of energy available for immediate delivery), used to have stable prices and were able to reinvest their profits to become more efficient and achieve better margins. Under Law No. 23,928 and Decree No. 529/91 (together, the “Convertibility Law”), which established a fixed exchange rate of one Peso per U.S. Dollar, distribution and transmission tariffs and electricity spot prices were calculated in U.S. Dollars and distribution and transmission margins were adjusted periodically to reflect variations in U.S. inflation indexes. In January 2002, pursuant to the Public Emergency Law, which authorized the Argentine Government to renegotiate its public utility contracts, provisions requiring price adjustments based on foreign inflation indexes and all other indexation mechanisms in public utility services agreements between the Argentine Government or any provincial government and the providers of those services (including us) were revoked, and the tariffs for the provision of such services were frozen and converted from their original U.S. Dollar values to Argentine Pesos at a rate of Ps.1.00 per U.S.$1.00. These measures, coupled with the effect of high inflation and the devaluation of the Peso, led to a decline in revenues in real terms and an increase of costs in real terms, which could no longer be recovered through margin adjustments or market price-setting mechanisms. This situation, in turn, led many public utility companies to suspend payments on their financial debt (which continued to be denominated in U.S. Dollars despite the pesification of revenues), effectively preventing these companies from obtaining further financing in the domestic or international credit markets and making additional investments.

In recent years, the Argentine Government has granted temporary and partial relief to some distribution companies, including limited increases in distribution margins, temporary cost adjustment mechanism which was not fully implemented and the ability to apply certain additional charges to customers.

On February 1, 2017, the RTI process was completed. The ENRE approved a rate of return for Edenor of 12.46% before taxes. The income was established applying the Replacement Value ("NRV") methodology, but over a slightly lower base capital than the one we had submitted in Edenor’s proposal, reaching an amount of Ps. 34 billion. The difference is mainly explained by the fact that the ENRE excluded the fully depreciated assets from the regulatory net asset base submitted. Moreover, the ENRE stated that Edenor’s acknowledged remuneration was Ps. 12.5 billion as of December 2015, which adjusted to February 2017 reached to Ps. 17.2 billion. The ENRE also established a non-automatic mechanism to adjust Edenor’s tariffs, as it had done within the original concession contract and the Acta Acuerdo sobre la Adecuación del Contrato de Concesión del Servicio Público de Distribución y Comercialización de Energía Eléctrica (the “Adjustment Agreement”), in order to preserve the economic and financial sustainability of Edenor in the event of prices fluctuations in the economy. This mechanism has a biannual basis and includes a combined formula of wholesale and consumer price indexes (WPI, CPI and salaries increases) which trigger the adjustment on tariff when the result is above 5%.

However, we cannot assure you that these measures will be sufficient to address the structural problems created for our Company by the economic crisis and in its aftermath. Our inability to cover our costs or to receive an adequate return on our asset base may further adversely affect our financial condition and results of operations.

Electricity demand may be affected by tariff increases, which could lead electricity companies, such as us, to record lower revenues

From 2012 through 2016, electricity demand in Argentina increased 12.1%, which reflects the relative low cost, in real terms, of electricity to customers due to the freezing of distribution margins, the establishment of subsidies in the purchase price of energy and the elimination of the inflation adjustment provisions in distribution concessions coupled with the devaluation of the Peso and inflation. As of the date of this annual report, the RTI process has been completed and tariffs have increased by approximately 60%, according to the category of customer as of February 2016. Although increases in electricity transmission and distribution margins, and the elimination of subsidies, which increased the cost of electricity to end users, have not had a significant negative effect on demand in the past, we cannot make any assurance that recent increases or any future increases in the cost of electricity will not have a material adverse effect on electricity demand or result in a decline in collections from customers (in 2016, the negative effect related to these provisional remedies was compensated by CAMMESA through credit notes). In this respect, we cannot assure you that these measures or any future measures will not lead electricity companies, like Edenor, to record lower revenues and results of operations, which may, in turn, have a material adverse effect on the market value of our ADSs.

If the demand for energy is increased suddenly, current levels of power generation and the difficulty in increasing the capacity of transmission and distribution companies in a short or medium term, could adversely affect the Company, which in turn could result in customer complaints and substantial fines

In recent years, the increase in electricity demand was greater than the structural increase in electricity generation, transmission and distribution capacities, which led, in certain occasions, to power shortages and disruptions. A sustained increase in electricity demand could generate future shortages.

The dispatch of electricity by generators could be substantially and adversely affected since the transmission line may lack sufficient capacity to transport the output of all connected power plants. As a result, our results of operations could be affected, as well our financial condition.

Additionally, according to Argentine law, distribution companies such as Edenor are responsible before their customers for any interruption in the supply of electricity. Consequently, customers can direct their claims to the distribution companies. Also, distribution companies can suffer fines and penalties for interruptions caused by power outages, unless the respective Argentine authorities determine that power outages are caused by force majeure events. As of the date of this annual report, Argentine authorities have not ruled on the conditions under which outages may constitute a case of force majeure. In the past, however, Argentine authorities have adopted a restrictive view of the concept of force majeure and have acknowledged its existence in limited circumstances, such as internal defects in the customer’s location or extraordinary weather events (such as severe storms, tornadoes or floods). We cannot assure that we will not experience a lack in the supply of energy that could adversely affect our businesses’ financial condition and results of operations and cause the market value of our ADSs and shares to decline.

Risks Relating to the Energy Distribution Business

Failure or delay to negotiate further improvements to Edenor’s tariff structure, including increases in Edenor’s distribution margin, and/or to have the tariff adjusted to reflect increases in Edenor’s distribution costs in a timely manner, or at all, has affected Edenor’s capacity to perform its commercial obligations and could also have a material adverse effect on Edenor’s capacity to perform its financial obligations

Since the execution of the Adjustment Agreement, Edenor has been engaged in the RTI with the ENRE.

The Adjustment Agreement contemplated a cost adjustment mechanism for the transitional period during which the RTI was being conducted. This mechanism, known as the Cost Monitoring Mechanism (the “CMM”), required the ENRE to review Edenor’s actual distribution costs every six months (in May and November of each year) and adjust Edenor’s distribution margins to reflect variations of 5% or more in Edenor’s distribution cost base. Edenor could also request that the ENRE apply the CMM at any time that the variation in Edenor’s distribution cost base was at least 10% or more. Any adjustments, however, were subject to the ENRE’s assessment of variations in Edenor’s costs, and the ENRE’s approval of adjustments were not sufficient to cover Edenor’s actual incremental costs in a timely manner. In the past, even when the ENRE approved adjustments to Edenor’s tariffs, there was a lag between the time when Edenor actually experienced increases in the distribution costs and the time when Edenor received increased income following the corresponding adjustments to its distribution margins pursuant to the CMM.

As a result of the foregoing, during the years ended December 31, 2014, 2012 and 2011, Edenor recorded negative operating results and net results, and thus Edenor’s working capital and liquidity levels were negatively affected (even in 2013), primarily as a result of the delay in obtaining a tariff increase and in having the tariff adjusted to reflect increases in the distribution costs, coupled with a constant increase in operating costs to maintain adequate service levels, all of which has affected Edenor’s capacity to perform its commercial obligations. In this context and in light of the situation that affected the electricity sector, the ENRE issued Resolution No. 347/2012 in November 2012, which established the application of fixed and variable charges that have allowed Edenor to obtain additional revenue as from November 2012 through 2016. However, changes made by SE Resolution No. 250/2013 and Notes No. 6852/2013, No. 4012/2014, No. 486/2014 and No. 1136/2014 and the additional revenue obtained through SE Resolution No. 347/2012 were insufficient to make up Edenor’s operating deficit, due to the constant increase in operating costs.

In March 2015, the SE issued Resolution No. 32/2015 pursuant to which it granted Edenor a temporary income increase through funds provided by CAMMESA, applicable retroactively as from February 1, 2015, to cover costs and investments associated with the regular provision of the public service of distribution of energy on account of the future RTI.

In January 2016, the ME&M issued Resolution No. 7/2016, pursuant to which the ENRE was instructed to implement a VAD adjustment to the tariff schedule on account of the future RTI in effect as of February 1, 2016.

In addition, such resolution: (i) abrogated the PUREE; (ii) repealed SE Resolution No. 32/2015 as from the date the ENRE resolution implementing the new tariff schedule becomes effective; (iii) discontinued the application of mechanisms that imply the transfer of funds from CAMMESA in the form of loan agreements with CAMMESA; (iv) ordered the implementation of the actions required to terminate the trusts created pursuant to Resolution No. 347/2012 of the ENRE and (v) prohibited the distribution of dividends in accordance with section 7.4 of the Adjustment Agreement.

Pursuant to Resolution No. 7/2016, the ENRE issued Resolution No. 1/2016 establishing a new tariff structure, which remained in force (with certain suspensions as a result of injunctions which are no longer in effect) until February 2017, when the RTI process was completed.

On April 1, 2016, the ENRE issued Resolution No. 55/16, which approved the program for the review of the distribution tariff scheme, establishing the criteria and methodologies for completing the RTI process.

 On September 5, 2016, by means of Resolution No. 55/16, Edenor submitted its rate schedule proposal for the following five-year period. On October 28, 2016, a public hearing was held to provide information and listen to the public opinion on the RTI.

The RTI was completed on February 1, 2017, on which date the ENRE issued Resolution No. 63/2017, through which approved a new tariff scheme that established our new distribution added value (VAD) for the following five-year period.

On April 26, 2017, following the completion of the RTI process through the issuance of Resolution ENRE No. 63/17, Edenor was notified by the ME&M of an instruction sent to the SEE pursuant to which the SEE was instructed to determine (along with the participation of the Undersecretariat for Coordination of Tariff Policies and the ENRE) within 120 days if any obligations under the Adjustment Agreement were pending as of the date the new tariff schedule resulting from the RTI process came into effect. If the SEE determines that any such obligation is pending, the SEE shall define the treatment to be given to such obligation.

However, if Edenor is not able to recover all future cost increases, and/or if there is a significant lag of time between when Edenor incurs the incremental costs and when Edenor receive increased income Edenor may be unable to comply with its financial obligations, Edenor may suffer liquidity shortfalls and Edenor may need to restructure its debt to ease its financial condition, any of which, individually or in the aggregate, would have a material adverse effect on our business, financial condition and results of operations and may cause the value of our ADSs to decline.

Edenor’s distribution tariffs may be subject to challenges by Argentine consumer and other groups

In recent years, Edenor’s tariff have been challenged by Argentine consumer associations, such as the action brought against Edenor in December 2009, by an Argentine consumer association, (Unión de Usuarios y Consumidores), seeking to annul certain retroactive tariff increases, which was ultimately dismissed, on October 1, 2013, by the Argentine Supreme Court of Justice.

Since May 2016, Edenor was notified by several courts of the Province of Buenos Aires of certain provisional remedies granted to individual and collective customers against Resolution No. 6/16 and Resolution No. 1/16 issued by the ENRE (which authorized our new tariff schedule as from February 2016). Consequently, the tariff schedule, which included the WEM prices established by Resolution No. 6/16, were not applied during certain periods in 2016 to the entire concession area as a result of the injunctions issued in the “Abarca”case and to the districts of “Pilar” and “La Matanza”where provisional remedies remained in force until October 24 and November 11, 2016, respectively, when they expired. Therefore, as of those dates no provisional remedy has been in effect and tariff increases have been applied to all customers. If any future legal challenges were successful and prevented Edenor from implementing any tariff adjustments granted by the Argentine Government, Edenor could face a decline in collections from its customers, and a decline in its results of operations, which may have a material adverse effect in our financial condition and the market value of our shares and ADSs.

Our distribution business has been, and may continue to be, subject to fines and penalties that could have a material adverse effect on our financial condition and results of operations

We operate in a highly regulated environment and our distribution business has been and in the future may continue to be subject to significant fines and penalties by regulatory authorities, including for reasons outside our control, such as service disruptions attributable to problems at generation facilities or in the transmission network that result in a lack of electricity supply. Since 2001, the amount of fines and penalties imposed on our distribution business has increased significantly. As of December 31, 2016, 2015 and 2014, Edenor’s accrued fines and penalties totaled Ps.3,700 million (including Ps.166.4 million under the ENRE settlement agreement), Ps. 1,253.1 million and Ps. 1,102.8 million, respectively (taking into account adjustments made to fines and penalties following the ratification of the Adjustment Agreement and recent regulations).

 Although the Argentine Government has agreed to waive a portion of these accrued fines and penalties pursuant to the Adjustment Agreement and allowed Edenor to repay the remaining balance over time, this waiver and repayment plan is subject to a number of conditions, including compliance with quality of service standards, reporting obligations and required capital investments. If our distribution business fails to comply with any of these conditions, the Argentine Government may seek to obtain payment of these fines and penalties.

By means of Note No. 120,151, the ENRE established that all fines and penalties imposed by the ENRE after April 15, 2016, whether in respect of events occurring on or after such date or events occurring prior to the date thereof, but for which fines or penalties had not been imposed on Edenor by such date, must be valued according to the VAD or KWh values in effect as of the last day of the semester or period during which the event giving rise to the penalty occurred, including any increases or adjustments applicable to Edenor’s “remuneration” at such date.  In addition, the Note provides that fines and penalties that fall under the purview of the Note will accrue interest as from the day on which the event giving rise to the penalty occurs, until the day in which they are paid by them.

On October 19, 2016, by means of Note No. 123,091 the ENRE established the average rate values (Ps./KWh) to be applied as from December 2012, for the penalties payable to the Argentine Government. In accordance with the terms of the Concession Agreement, such values correspond to the average sale price of energy charged to customers. Since the amounts set forth in the Note are not consistent with such principle, on November 1, 2016, the Company submitted a claim to the ENRE requesting the rectification of the amounts informed as they were considered incorrect. At the date of this annual report, we have not received an answered.

In the case that the ENRE considers that the term “remuneration” under the Note includes all the amounts received, among other things government grants, the amount of the provision for penalties could increase significantly. However, we believe that such interpretation would be opposite to the terms of the Concession Agreement.

On February 1, 2017, the ENRE issued Resolution No. 63/17, through which it approved new parameters related to the quality rates, with the purpose of achieving by the end of the 2017-2021 period an acceptable quality level. In this regard, the ENRE established a penalty regime to be applied in the event of noncompliance with the requisite quality rates.

On March 29, 2017, through Note No. 125,248 the ENRE established a new methodology for the calculation of fines and penalties, determining that they must be valued according to the KWh values in effect as of the first day of the semester during which the event giving rise to the penalty occurred or the KWh values in effect as of the day of the occurrence of the event in the case of penalties arising from specific events.

In addition, fines and penalties, accrued since the date of issuance of the Note, through the completion of the RTI on February 1, 2017 (i.e., the period between April, 2016 and February, 2017) must be updated using the CPI that the Central Bank uses to elaborate the Multilateral Real Exchange Rate Index (“TCRM”), corresponding to the month prior to the semester during which the event giving rise to the penalty occurred or month prior to that on which the specific penalty event occurred, till the previous month to the day on which the penalty was imposed . Those fines and penalties accrued and imposed since the date of issuance of the Note No. 120,151 through the completion of the RTI on February 1, 2017 (i.e., the period between April, 2016 and February, 2017) must also be updated using the CPI.

We cannot assure that Edenor will have the ability to comply with the new quality standards set forth by Resolution No. 63/2017. In the case of penalties which had been imposed but are still unpaid, the 30-day interest rate of the Banco Nación corresponding to commercial discounts applies, as from the day when the penalty was imposed through the date of payment.

Despite the issuance of Resolution No. 63/2017, the treatment to be given to the penalties and reductions are pending to be settled.

We cannot we assure you that our distribution segment will not be subject to significant fines in the future, which could have a material adverse effect on our financial condition and results of operations, and the market value of our shares and ADSs.

If we are unable to control energy losses in our distribution business, our results of operations could be adversely affected

Our distribution concession does not allow our energy distribution business to pass through to our customers the cost of additional energy purchased to cover any energy losses that exceed the loss factor contemplated by the concession, which is, on average, 10%. As a result, if our energy distribution business experiences energy losses in excess of those contemplated by the concession, we may record lower operating profits than we anticipate. Prior to the 2001 and 2002 economic crisis in Argentina, Edenor were able to reduce the high level of energy losses experienced at the time of the privatization down to the levels contemplated (and reimbursed) under the concession. However, during the last years, Edenor’s level of energy losses, particularly Edenor’s non-technical losses, started to grow again, in part as a result of the increase in poverty levels and, in turn, the number of delinquent accounts and fraud. Although Edenor continues making investments to reduce energy losses, these losses continue to exceed the average 10% loss factor contemplated in the concession, and based on the current tariff schedule and the economic turmoil, we do not expect these losses to decrease in the near term. Energy losses in our distribution business amounted to 17.0% in 2016, 14.9 % in 2015 and 14.3% in 2014. We cannot assure you that energy losses will not continue to increase in future periods, which may lead to lower margins in our distribution segment and could adversely affect our financial condition and consolidated results of operations and the market value of our shares and ADSs.

The Argentine Government could foreclose on its pledge over Edenor’s Class A shares under certain circumstances, which could have a material adverse effect on our business and financial condition

Pursuant to our distribution concession and the provisions of the Adjustment Agreement, the Argentine Government has the right to foreclose on its pledge over Edenor’s Class A common shares and sell these shares to a third-party buyer if:

•                         the fines and penalties incurred in any given year exceed 20% of Edenor’s gross energy sales, net of taxes (which corresponds to Edenor’s energy sales);

•                         Edenor repeatedly and materially breaches the terms of its distribution concession and does not remedy these breaches upon the request of the ENRE;

•                         Electricidad Argentina S.A.  (“EASA”) (in process of merger by absorption with Central Térmica Loma de la Lata (“Loma de la Lata” or “CTLL”). See “Item 4.Recent Developments—Merger of CTLL, IEASA and EASA). Edenor’s controlling shareholder, creates any lien or encumbrance over Edenor’s Class A common shares (other than the existing pledge in favor of the Argentine Government);

•                         Edenor or EASA obstructs the sale of Class A common shares at the end of any management period under our distribution concession;

•                         EASA fails to obtain the ENRE’s approval in connection with the disposition of Edenor’s Class A common shares;

•                         Edenor’s shareholders amend its articles of incorporation or voting rights in a way that modifies the voting rights of the Class A common shares without the ENRE’s approval; and

•                        Edenor or any existing shareholders or former shareholders of EASA who have brought a claim against the Argentine Government in the ICSID do not desist from such ICSID claims following completion of the RTI and the approval of a new tariff regime.

             On February 1, 2017, the ENRE issued Resolution No. 63/17 establishing the new tariff scheme resulting from the completion of the RTI process, for the following five-year period. In accordance with the provisions of the Adjustment Agreement, EASA and EDFI withdrew their ICSID claim, and on March 28, 2017, the ICSID acknowledged the discontinuance of the procedure.

On March 29, 2017, through Note No. 125,248 the ENRE established a new methodology for the calculation of fines and penalties, determining that they must be valued according to the KWh values in effect as of the first day of the semester during which the event giving rise to the penalty occurred or the KWh values in effect as of the day of the occurrence of the event in the case of penalties arising from specific events.

In addition, fines and penalties, accrued since the date of issuance of the Note, through the completion of the RTI on February 1, 2017 (i.e., the period between April, 2016 and February, 2017) must be updated using the CPI that the Central Bank uses to elaborate the Multilateral Real Exchange Rate Index (“TCRM”), corresponding to the month prior to the semester during which the event giving rise to the penalty occurred or month prior to that on which the specific penalty event occurred, till the previous month to the day on which the penalty was imposed . Those fines and penalties accrued and imposed since the date of issuance of the Note No. 120,151 through the completion of the RTI on February 1, 2017 (i.e., the period between April, 2016 and February, 2017) must also be updated using the CPI.

If the Argentine Government were to foreclose on its pledge over Edenor’s Class A common shares, pending the sale of those shares, the Argentine Government would also have the right to exercise the voting rights associated with such shares. In addition, the potential foreclosure by the Argentine Government of the pledge on Edenor’s Class A common shares may be deemed to constitute a change of control under the terms of Edenor’s Senior Notes due 2022. See “Edenor may not have the ability to raise the funds necessary to finance a change of control offer as required by Edenor’s Senior Notes due 2022.” If the Argentine Government forecloses on its pledge over Edenor’s Class A common shares, our results of operations and financial condition could be significantly affected and the market value of our shares and ADSs could be affected.

In 2016, Edenor’s fines and penalties remained below the 20% of Edenor’s gross energy sales.

Default by the Argentine Government could lead to termination of our distribution concession, and have a material adverse effect on our business and financial condition

If the Argentine Government breaches its obligations in such a way that Edenor cannot comply with its obligations under its distribution concession or in such a way that Edenor’s service is materially affected, Edenor may request the termination of its distribution concession, after giving the Argentine Government 90 days’ prior notice in writing. Upon termination of Edenor’s distribution concession, all its assets used to provide the electricity distribution service would be transferred to a new state-owned company to be created by the Argentine Government, whose shares would be sold in an international public bidding procedure. The amount obtained in such bidding would be paid to Edenor, net of the payment of any debt owed by Edenor to the Argentine Government, plus an additional compensation established as a percentage of the bidding price, ranging from 10% to 30% depending on the management period in which the sale occurs. Any such default could have a material adverse effect on our business and financial condition.

Edenor may be unable to import certain equipment to meet the growing demand for electricity, which could lead to a breach of Edenor’s concession and could have a material adverse effect on its operations and financial position

                Certain restrictions on imports that may be adopted in the future by the Argentine Government could limit or delay Edenor’s ability to purchase capital goods that are necessary for its operations (including carrying out specific projects. Under Edenor’s concession, it is obligated to satisfy all of the demand for electricity originated in its concession area, maintaining at all times certain service quality standards that have been established for its concession. If Edenor is not able to purchase significant capital goods to satisfy all of the demand or suffer unexpected delays in the import process, it could face fines and penalties, which may, in turn, adversely affect its activity, financial position and results of operations.

Edenor could incur material labor liabilities in connection with outsourcing in our distribution business that could have an adverse effect on our business and results of operations

Edenor outsources a number of activities related to our distribution business to third-party contractors in order to maintain a flexible cost base. As of December 31, 2016, Edenor had approximately 3,786 third-party employees under contract in our distribution business. Although Edenor has very strict policies regarding compliance with labor and social security obligations by contractors, Edenor is not in a position to ensure that contractors will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina which have recognized joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances. We cannot make any assurances that such proceedings will not be brought against Edenor or that the outcome of such proceedings would be favorable to Edenor. If we were to incur material labor liabilities in connection with the outsourcing of our distribution business, such liabilities could have an adverse effect on our financial condition and consolidated results of operations and the market value of our shares and ADSs.

A substantial number of Edenor’s assets are not subject to attachment or foreclosure and the enforcement of judgments obtained against us by Edenor’s shareholders may be substantially limited

A substantial number of Edenor’s assets are essential to the public service Edenor provides. Under Argentine law, as interpreted by the Argentine courts, assets which are essential to the provision of a public service are not subject to attachment or foreclosure, whether as a guarantee for an ongoing legal action or in aid of enforcement of a court judgment. Accordingly, the enforcement of judgments obtained against Edenor by Edenor’s shareholders may be substantially limited to the extent Edenor’s shareholders seek to attach those assets to obtain payment on their judgment.

The loss of exclusivity to distribute electricity in Edenor’s service area may be adversely affected by technological or other changes in the energy distribution industry, the loss of which would have a material adverse effect on our business

Although Edenor´s distribution concession grants Edenor the exclusive right to distribute electric energy within Edenor’s service area, this exclusivity may be revoked in whole or in part if technological developments would make it possible for the energy distribution industry to evolve from its present condition as a natural monopoly into a competitive business. In no case does the complete or partial revocation of Edenor exclusive distribution rights entitle Edenor to claim or to obtain reimbursement or indemnity. Although, to our knowledge, there are no current projects to introduce new technologies in the medium or long term, which might reasonably modify the composition of the electricity distribution business, we cannot assure you that future developments will not enable competition in Edenor’s industry that would adversely affect the exclusivity right granted by Edenor’s concession. Any total or partial loss of Edenor’s exclusive right to distribute electricity within Edenor’s service area would likely lead to increased competition, and result in lower revenues in our distribution segment, which could have a material adverse effect on our financial condition and consolidated results of operations and the market value of our shares and ADSs.

A potential nationalization or expropriation of 51% of Edenor’s capital stock, represented by its Class A shares, may limit the capacity of the Class B common shares to participate in the Board of Directors

As of the date of this annual report, the ANSES owns shares representing 26.8% of the capital stock of Edenor and appointed five Class B directors in the last shareholders’ meeting. The remaining directors were appointed by the Class A shares.

If the Argentine Government were to expropriate 51% of Edenor’s capital stock, represented by Edenor’s Class A shares, the Argentine Government would be the sole holder of the Class A shares and the ANSES would hold the majority of the Class B shares. Certain strategic transactions require the approval of the holders of the Class A shares. Consequently, the Argentine Government and the ANSES would be able to determine substantially all matters requiring approval by a majority of Edenor’s shareholders, including the election of a majority of Edenor’s directors, and would be able to direct Edenor’s operations.

If the Argentine Government nationalizes or expropriates 51% of Edenor’s capital stock, represented by its Class A shares, our results of operations and financial condition could be adversely affected and this could cause the market value of our ADSs and Edenor’s ADSs and Class B common shares to decline.

Edenor may not have the ability to raise the funds necessary to repay its commercial debt with CAMMESA, Edenor’s major supplier

As of December 31, 2016, Edenor owed Ps. 5,469.5 million (including interest) to CAMMESA. Although Edenor submitted to CAMMESA a repayment plan in November 2015, as of the date of this annual report negotiations with CAMMESA continue with respect to a final repayment schedule. This commercial debt therefore remains due and unpaid and Edenor has not secured any waivers from CAMMESA. If CAMMESA requested that Edenor repay such debt in a single payment, Edenor may be unable to raise the funds necessary to repay it and, consequently, Edenor could be exposed to a cash attachment, which could in turn result in Edenor’s filing for a voluntary reorganization proceeding (concurso preventivo), which could cause the market value of our ADSs and Class B common shares to decline.

Edenor may not have the ability to raise the funds necessary to finance a change of control offer as required by Edenor’s Senior Notes due 2022

As of the date of this annual report, U.S.$176.4 million of Edenor’s financial debt is represented by its Senior Notes due 2022. Under the indenture for the Senior Notes due 2022, if a change of control occurs, Edenor must offer to repurchase any and all such notes that are outstanding at a purchase price equal to 100% of the aggregate principal amount of such notes, plus any accrued and unpaid interest thereon and additional amounts, if any, through the purchase date. Edenor may not have sufficient funds available to make the required repurchase of Senior Notes due 2022 upon a change of control. If Edenor fails to repurchase such notes in these circumstances, which may constitute an event of default under the indenture, which may in turn trigger cross-default provisions in other of Edenor’s debt instruments then outstanding.

All of Edenor’s outstanding financial indebtedness contains bankruptcy, reorganization proceedings and expropriation events of default, and Edenor may be required to repay all of its outstanding debt upon the occurrence of any such events

As of the date of this annual report, U.S.$176.4 million of Edenor’s financial debt is represented by its Senior Notes due 2022. Under the indenture for the Senior Notes due 2022, certain expropriation and condemnation events with respect to Edenor may constitute an event of default, which if declared could trigger the acceleration of our obligations under such notes and require Edenor to immediately repay all such accelerated debt. In addition, all of Edenor’s outstanding financial indebtedness contains certain events of default related to bankruptcy and voluntary reorganization proceedings (concurso preventivo). If Edenor is not able to comply with certain payment obligations as a result of its current financial situation, and the requirements set forth in the Argentine Bankruptcy Law No. 24,522 are met, any creditor, or even Edenor, could file for its bankruptcy, or Edenor could file for a voluntary reorganization proceeding (concurso preventivo). In addition, all of Edenor’s outstanding financial indebtedness also contains cross-default provisions or cross-acceleration provisions that could cause all of Edenor’s debt to be accelerated if the debt containing expropriation or bankruptcy and/or reorganization proceeding events of default goes into default or is accelerated. In such a case, Edenor would expect to actively pursue formal waivers from the corresponding financial creditors to avoid such potential situation, but in case those waivers are not timely obtained and immediate repayment is required, Edenor could face short-term liquidity problems, which could adversely affect our results of operations and cause the market value of our shares and ADSs to decline.

Edenor could be required by law to undertake a mandatory capital stock reduction and may in the future be required to be dissolved and liquidated

As of December 31, 2016, Edenor’s negative results exceeded 100% of its reserves and more than 50% of its capital stock, therefore in accordance with Section 206 of the Argentine Corporations Law, Edenor was required to mandatorily reduce its capital stock. As of the date of this annual report, in light of the recent conclusion of the RTI process, its board of directors is currently analyzing the impact thereof on Edenor’s financial position, estimating that the expected future revenues will allow it to revert this situation. If Edenor’s losses for any fiscal year exceed its reserves plus 50% or more of its capital stock at the end of any such year, Edenor falls under the purview of Section 206 of the Argentine Corporations Law and is required to mandatorily reduce its capital stock. Moreover, if Edenor’s shareholders’ equity becomes negative (that is, if its total liabilities exceed its total assets) at the end of any fiscal year, Edenor is required to dissolve and liquidate pursuant to Article 94 of the Argentine Corporations Law unless Edenor receives a capital contribution or expect future revenues or results of operations which would result in its assets exceeding its liabilities. On April 18, 2017, the shareholders’ meeting of Edenor decided not to approve the capital stock reduction at that time. However, if the quarterly negative results of Edenor for the periods ended on March 31, 2017 and June 30, 2017exceed 100% of its reserves and more than 50% of its capital stock, the board of directors of Edenor will convene an extraordinary shareholders’ meeting to reconsider the capital stock reduction. A mandatory capital stock reduction can adversely affect Edenor’s results of operations and financial conditions, and in turn our results of operations and financial conditions.

The New York Stock Exchange and/or the Buenos Aires Stock Exchange may suspend trading and/or delist Edenor’s ADSs and Class B common shares, respectively, upon occurrence of certain events relating to Edenor’s financial situation

The New York Stock Exchange (“NYSE”) and/or the Buenos Aires Stock Exchange may suspend and/or cancel the listing of Edenor’s ADSs and Class B common shares, respectively, in certain circumstances, including upon the occurrence of certain events relating to Edenor’s financial situation. For example, the NYSE may decide such suspension or cancellation if its shareholders’ equity becomes negative.

The NYSE may in its sole discretion determine on an individual basis the suitability for continued listing of an issue in the light of all pertinent facts. Some of the factors mentioned in the NYSE Listed Company Manual, which may subject a company to suspension and delisting procedures, include: “unsatisfactory financial conditions and/or operating results,” “inability to meet current debt obligations or to adequately finance operations,” and “any other event or condition which may exist or occur that makes further dealings or listing of the securities on the NYSE inadvisable or unwarranted in the opinion of NYSE.”

The Buenos Aires Stock Exchange may cancel the listing of Edenor’s Class B common shares if it determines that Edenor’s shareholders’ equity and Edenor’s financial and economic situation do not justify Edenor’s access to the stock market or if the NYSE cancels the listing of Edenor’s ADSs.

We cannot assure you that the NYSE and/or Buenos Aires Stock Exchange will not commence any suspension or delisting procedures in light of Edenor’s current financial situation, including if Edenor’s shareholders’ equity becomes negative. A delisting or suspension of trading of Edenor’s ADSs or Class B common shares by the NYSE and/or the Buenos Aires Stock Exchange, respectively, could adversely affect Edenor’s results of operations and financial conditions and cause the market value of Edenor’s ADSs and Class B common shares to decline.

Changes in weather conditions or the occurrence of severe weather (whether or not caused by climate change or natural disasters), could adversely affect Edenor’s operations and financial performance

Weather conditions may influence the demand for electricity, Edenor’s ability to provide it and the costs of providing it. In particular, severe weather may adversely affect Edenor’s results of operations by causing significant demand increases, which Edenor may be unable to meet without a significant increase in operating costs. This could strongly impact the continuity of Edenor’s services and its quality indicators. For example, the exceptional thunderstorms that occurred in April and December of 2013 and a heat wave that occurred in December of 2013 affected the continuity of our services, both in the low voltage and medium voltage networks. Furthermore, any such disruptions in the provision of Edenor’ services could expose Edenor to fines and orders to compensate those customers affected by any such power cuts, as has occurred in the past. Edenor’s financial condition, results of operations and cash flows could therefore be negatively affected by changes in weather conditions and severe weather.

Risks Relating to the Oil and Gas Business

Oil and gas companies have been affected by certain measures taken by the Argentine Government and may be further affected by additional changes in their regulatory framework

Since December 2011, the Argentine Government has adopted a number of measures concerning repatriation of funds obtained as a result of exports of oil and gas and charges applicable to the production of liquid gas, which have affected the business of oil and gas producers and manufacturers. More recently, beginning in April 2012, the Argentine Government provided for the nationalization of YPF and imposed major changes to the system under which oil companies operate, principally through the enactment of Law No. 26,741, Decree No. 1277/2012 and Law No. 27,007. Further changes in such regulations may increase the adverse effect of such measures on the business, revenues and our result of operations and financial condition.

Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may not be renewed or could be revoked

Law No. 17,319 the “Hydrocarbons Law” (as amended by Law No. 27,007) provides for oil and gas concessions to remain in effect for 25, 30 or 35 years, depending on the concession, as from the date of their award, and further provides for the concession term to be extended for periods of 10 additional years, subject to terms and conditions approved by the grantor at the time of the extension. The authority to extend the terms of current and new permits, concessions and contracts has been vested with the government of the province in which the relevant area is located (and the Argentine Government in respect of offshore areas beyond 12 nautical miles). In order to be eligible for an extension, any concessionaire and permit holder must (i) have complied with its obligations under the Hydrocarbons Law and the terms of the particular concession or permit, including evidence of payment of taxes and royalties, the supply of the necessary technology, equipment and labor force and compliance with various environmental, investment and development obligations, (ii) be producing hydrocarbons in the relevant concession area and (iii) submit an investment plan for the development of the areas as requested by the relevant authorities at least one year prior to the expiration of the original concession. In addition, concessionaires that request extensions under Law No. 27,007 have to pay additional royalties ranging from 3% to a maximum of 18%. Under the Hydrocarbons Law, non-compliance with these obligations and standards may also result in the imposition of fines and in the case of material breaches, following the expiration of applicable cure periods, the revocation of the concession or permit.

We cannot assure you that our concessions will be extended in the future as a result of the review by the relevant authorities of investment plans submitted for such purposes, or that additional requirements to obtain such concessions or permits will not be imposed.

In April 2012, the Argentine Congress passed Law No. 26,741, expropriating 51% of the shares of YPF owned by the Spanish energy company, Repsol YPF. Under the terms of the law, out of the 51% of total shares to be expropriated, 51% of such shares are held by the Argentine Government and the remaining 49% are held by oil-producing Argentine Provinces. Also, such law states that hydrocarbon activities (including, exploitation, industrialization, transportation and commercialization) in the territory of Argentina are deemed of “national public interest.” The law, entitled “Hydrocarbon Sovereignty of Argentina”, declares that its primary objective is to achieve Argentina’s self-sufficiency in oil and gas supply. We cannot assure you that these or other measures that may be adopted by the Argentine Government will not have a material adverse effect on the Argentine economy and, as a consequence, adversely affect our financial condition, our results of operations and the market value of our shares and ADSs.

Oil and gas reserves in Argentina are likely to decline

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

Substantial or extended declines and volatility in the prices of crude oil, oil products and natural gas may have an adverse effect on our results of operations and financial condition

A significant amount of our revenue is derived from sales of crude oil, oil products and natural gas. Factors affecting international prices for crude oil and related oil products include: political developments in crude oil producing regions, particularly the Middle East; the ability of the Organization of Petroleum Exporting Countries (“OPEC”) and other crude oil-producing nations to set and maintain crude oil production levels and prices; global and regional supply and demand for crude oil, gas and related products; competition from other energy sources; domestic and foreign government regulations; weather conditions; and global and local conflicts or acts of terrorism. We have no control over these factors. Changes in crude oil prices generally result in changes in prices for related products. International oil prices have fluctuated widely in recent years, declining significantly since the second half of 2014.

Substantial or extended declines in international prices of crude oil and related oil products may have a material adverse effect on our business, results of operations and financial condition and the value of our proved reserves. In addition, significant decreases in the prices of crude oil and related oil products may require us to incur impairment charges in the future or cause us to reduce or alter the timing of our capital expenditures, and this could adversely affect our production forecasts in the medium-term and our reserves estimates in the future.

Export taxes and import regulations on our products negatively affected the profitability of our operations in the past

On March 1, 2002, the Argentine Government imposed a withholding tax on exports of hydrocarbons, initially lasting five years. The export tax was extended in 2006 by Law No. 26,217 and in 2011 by Law No. 26,732 and was in effect through 2015. This tax framework, prevented us from benefiting from significant increases in international prices for oil, oil related products and natural gas, hindered us from offsetting sustained increases in costs related to the energy industry, and materially affected our competitiveness and results of operations.

On January 1, 2017, the Argentine Government did not extend the resolutions that imposed a withholding tax on exports of hydrocarbons.

We cannot assure that the Argentine Government will reinsert or create new export and import regulations. We cannot predict the impact that any changes may have on our results of operations and financial condition.

Oil and gas prices could affect our level of capital expenditures

The prices that we are able to obtain for our hydrocarbon products affect the viability of investments in new exploration, development and refining activities, and as a result, the timing and amount of our projected capital expenditures for such purposes. We budget capital expenditures by taking into account, among other things, market prices for our hydrocarbon products. In the event that current domestic prices decrease, the ability to improve our hydrocarbon recovery rates, identify new reserves and carry out certain other capital expenditure plans is likely to be affected, which, in turn, could have an adverse effect on our results of operations.

Limits on exports of hydrocarbons and related oil products have affected and may continue to affect our results of operations

In recent periods, the Argentine Government has introduced a series of measures limiting exports and imports of hydrocarbons and related oil products, which have prevented oil and gas companies from profiting from prices on these commodities in the international markets, and materially affected the competitiveness and results of operations of those companies.

In April 2004, to facilitate the recovery of natural gas prices, the SE entered into an agreement with natural gas producers, requiring them to sell a specified amount of gas in the local regulated market. During 2006, the SE required producers to redirect gas earmarked for export to supply local thermal power plants and gas distribution companies. In January 2007, the SE confirmed that the ability to export hydrocarbons would be subject to the satisfaction of domestic demand and that exports would have to be authorized on a case-by-case basis by the SE. These measures prevented the oil and gas companies from benefiting from higher margins in the international markets. In 2007, upon the expiration of the aforementioned agreement, the Argentine Government and producers signed a new agreement effective until 2011 aimed at securing the domestic supply of gas. On January 5, 2012, the SE decided to extend the temporary allocation rules and other criteria established by Resolution No. 599/2007 to set obligations for the timely supply of natural gas, as established under the agreement with natural gas producers in effect from 2007 through 2011 until new legislation is passed.

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

In relation to the crude oil market, the Ministry of Economy issued Resolution No. 394/2007, which imposed further restrictions on exports of crude oil by fixing their price, had the effect of leaving producers indifferent when deciding between serving the local or the international market as the state would capture any extraordinary revenue that the producer could earn on exports. The production of crude oil has shown a downward trend in recent years. Therefore, as was the case in the gas market, the government started a search for the tools and regulations that could serve to again find the path to growth.

On January 3, 2013, the Ministry of Economy issued Resolution No. 1/2013, which raised the cut off values of Resolution No. 394/2007 from U.S.$ 42/Bbl. to U.S.$ 70/ Bbl, thus increasing income accruing to the oil exporters.

On December 29, 2014, the Ministry of Economy issued Resolution No. 1,077/2014 which revoked Resolution No. 394/2007 and established new export tax rates which were linked to the international price of crude oil to be determined from the monthly Brent reference value minus eight Dollars per barrel (8.0 US $ / Bbl.). The new regime set U.S.$ 71 / Bbl. If the international price of oil does not exceed U.S.$ 71 / Bbl. as the cutoff value, the producer had to pay export duties of 1% of that value. Above U.S.$ 80 (which yield an international price of U.S.$ 72 / Bbl.) variable deductions were established.

On July 13, 2015, the Argentine Government issued Decree No. 1330/2015, which terminated the Petróleo Plus Program (See –“The Argentine Energy Sector– Oil & Gas–Crude Oil Market”) and established a mechanism to pay back the tax credits of such program.

These restrictions may significantly and adversely affect the profitability of our companies and prevent us from capturing, in the event international prices so reflect it, the upside of export prices, and may negatively affect the total volume of refined products sold in the domestic market due to the need to regulate processed crude oil volumes in accordance with the storage capacity of our companies, adversely affecting our financial condition and results of operations.

We or our subsidiaries may not be the operating partners in all of the joint ventures (joint operations for accounting purposes) in which we or they participate, and actions undertaken by the operators in such joint ventures could have a material adverse effect on the success of these operations

We and our subsidiaries generally undertake their activities in exploration and exploitation of hydrocarbons in a particular area by entering into an agreement with third parties to participate in joint ventures (joint operations for accounting purposes). Under the terms and conditions of these agreements, one of the parties takes the role of operator of the joint venture, and thus assumes responsibility for executing all activities undertaken pursuant to the joint venture agreement. However, neither we nor our subsidiaries may assume the role of operator and therefore, in such cases, we are exposed to risks relating to the performance of and the measures taken by the operator to carry out the activities. Such actions could have a material adverse effect on the success of these joint ventures, and thus adversely affect our financial condition and results of operations.

We and our subsidiaries conduct most of the operations through joint ventures(joint operations for accounting purposes), and our or their failure to resolve any material disagreements with our or their partners or to continue such joint ventures could have a material adverse effect on the success of such operations

We and our subsidiaries conduct most of our and their oil and gas operations through joint ventures and as a result, the continuation of such joint ventures is vital to their success. In the event that any of our or their partners were to decide to terminate the relationship in respect of a joint venture or sell their interest in a joint venture, we or our subsidiaries may not be able to replace that partner or obtain the necessary financing to purchase that partner’s interest. Accordingly, our or our subsidiaries’ failure to resolve disagreements with our partners or to maintain our joint ventures could adversely affect our ability to conduct the underlying operations of such joint venture, which, in turn, could negatively affect our financial condition and results of operations.

Our or our subsidiaries’ failure to comply with our or their commitments to make certain investments under our and their investment agreements could negatively affect our results of operations

Our subsidiaries have commitments to make certain investments under investment agreements. Failure to comply with such commitments in a timely manner could result in a breach of the relevant partnership agreement, foreclosure of any guarantees and/or the loss of all rights over the underlying area, which could have an adverse effect on our results of operations.

Oil and gas activities are subject to significant economic, environmental and operational risks

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

Our results of operations are also dependent, to a significant extent, on the continued participation in two key government programs and the ability to collect payments under such programs

Our results of operations and financial condition also depend, to a significant extent, on the continued participation in two key programs established by the Argentine Government with the aim of generating higher levels of activity, investment and employment in the domestic natural gas sector.

We participate in the Programa de Estímulo a la Inyección Excedente de Gas Natural (“Natural Gas Surplus Injection Stimulus Program”) and the Programa Estímulo a la Inyección Excedente de Gas Natural para Empresas con Inyección Reducida (Natural Gas Excess Injection Stimulus Program for Companies with Reduced Injection, and together, with the Natural Gas Surplus Injection Stimulus Program, the “Natural Gas Stimulus Programs”). Companies that participate in the Natural Gas Stimulus Programs agree to a minimum injection volume (the “Base Volume”) to be sold at a fixed price (the“Base Price”) and receive U.S.$7.50 per mmBtu for any amount of natural gas produced in excess of the Base Volume (the “Surplus Injection”). The Argentine Government agrees to compensate participating companies, on a monthly basis, for: (i) any difference between U.S.$7.50 per mmBtu and the price actually received for the sale of the Surplus Injection and (ii) any difference between the Base Price and the price actually received for the sale of the Base Volume.

As of the date of this annual report, we receive U.S.$7.50 per mmBtu from the Argentine Government for any volume of natural gas that we produce in excess of an agreed threshold with respect to more than 90% of Petrolera Pampa S.A.’s (“Petrolera Pampa”) total natural gas production and approximately 60% of Pampa’s (in respect of former Petrobras Argentina’s areas) and  Petrolera Entre Lomas S.A. (“PELSA”) total natural gas production. As of the date of this annual report, Petrolera Pampa has only collected payments from the Argentine Government through August 2016, and Pampa and PELSA, through March 2016. In the recent past when the Argentine Government has been delayed in the payment of such compensation, the relevant debt was cancelled with BONAR 2020 bonds, which have restrictions on their resale until December 31, 2017. Although the compensation is denominated in U.S. Dollars, it is billed in Pesos and converted at the prevailing exchange rate during the month in which the payment is made, thereby leaving us and our subsidiaries exposed to an exchange rate risk between the billing date and the collection date.

In addition, if we or our subsidiaries are unable to comply with our or their commitments under the Natural Gas Stimulus Programs, we or our subsidiaries may not receive any compensation for Surplus Injection and be removed from the program or pay fines, among other potential consequences.

We and our subsidiaries additionally face the risk of the Argentine Government suspending the Gas Plus Program and/or the Natural Gas Stimulus Programs, as was the case when the Ministerio de Planificación Federal, Inversión Pública y Servicios (Ministry of Federal Planning, Public Investment and Services) suspended the implementation of the “Oil Plus” program in February 2012 in response to market conditions. If the same were to occur to either of these key programs, our and our subsidiaries’ ability to generate revenues would be substantially impaired, which, in turn, would negatively affect our and our subsidiaries’financial condition and results of operations.

Unless we replace our oil and gas reserves, such reserves and production will decline over time

Production from oil and gas fields declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Accordingly, the amount of proved reserves declines as these reserves are produced. The level of our future oil and natural gas reserves and production, and therefore our cash flows and income, are highly dependent on our success in efficiently developing current reserves, entering into new investment agreements and economically finding or acquiring additional recoverable reserves. While we have had success in identifying and developing commercially exploitable deposits and drilling locations in the past, we may be unable to replicate that success in the future. We may not identify any more commercially exploitable deposits or successfully drill, complete or produce more oil or gas reserves, and the wells that we have drilled and currently plan to drill may not result in the discovery or production of any further oil or natural gas. If we are unable to replace our current and future production, the value of reserves will decrease, and our results of operations could be negatively affected, as well as our financial condition and results of operations.

Our and our subsidiaries estimated oil and gas reserves are based on assumptions that may prove inaccurate

Our oil and gas reserves estimates as of December 31, 2016 are based on the year-end reserves report (the “Reserves Report”) by Gaffney, Cline & Associates (“Independent Reserves Engineers Firm”). Although classified as “proved reserves,” the reserves estimates set forth in the Reserves Report are based on certain assumptions that may prove inaccurate. The Independent Reserves Engineers Firm’s primary economic assumptions in estimates included oil and gas sales prices determined according to the guidelines described in the Reserves Report, future expenditures and other economic assumptions (including interests, royalties and taxes) provided by us and our subsidiaries.

The estimation process is initiated with an initial review of the assets by geophysicists, geologists and engineers. A reserves coordinator protects the integrity and impartiality of the reserves estimates through supervision and technical support to technical teams responsible for the preparation the reserves estimates. Our reserves estimates are approved by the director of Oil and Gas Production. Reserves engineering is a subjective process of estimating underground accumulations involving a certain degree of uncertainty. Reserves estimates depend on the quality of the available engineering and geological data as of the estimation date and on the interpretation and judgment thereof.

Oil and gas reserves engineering is a subjective process of estimating accumulations of oil and gas that cannot be measured in an exact way, and estimates of other engineers may differ materially from those set out in this annual report. Numerous assumptions and uncertainties are inherent in estimating quantities of proved oil and gas reserves, including projecting future rates of production, timing and amounts of development expenditures and prices of oil and gas, many of which are beyond our control. Results of drilling, testing and production after the date of the estimate may require revisions to be made. The estimate of our oil and gas reserves would be impacted if, for example, we were unable to sell the oil and natural gas we produced. Accordingly, reserves estimates are often materially different from the quantities of oil and gas that are ultimately recovered, and if such recovered quantities are substantially lower than the initial reserves estimates, this could have a material adverse impact on our results of operations.

We face significant competition in the acquisition of exploratory acreage and oil and natural gas reserves

The Argentine oil and gas industry is extremely competitive. When we bid for exploration or exploitation rights with respect to a block, we face significant competition not only from private companies, but also public companies. In fact, the provinces of La Pampa, Neuquén and Chubut have formed companies to carry out oil and gas activities on behalf of their respective provincial governments. The state-owned energy companies Energía Argentina S.A. (“ENARSA”), YPF and other provincial companies (such as G&P and EDHIPSA) are also major players in the Argentine oil and gas market. As a result, we cannot assure that we will be able to acquire new exploratory acreage or oil and gas reserves in the future, which could negatively affect our financial condition and results of operations. There can be no assurance that the participation of ENARSA or YPF (or any province-owned company) in the bidding processes for new oil and gas concessions will not influence market forces in such a manner that could have an adverse effect on our financial condition and results of operations.

We may incur significant costs and liabilities related to environmental, health and safety matters

Our operations, like those of other companies in the Argentine oil and gas industry, are subject to a wide range of environmental, health and safety laws and regulations. These laws and regulations have a substantial impact on our operations and could result in material adverse effects on our financial position and results of operations.

Environmental, health and safety regulation and case law in Argentina is developing at a rapid pace and no assurance can be provided that such developments will not increase our cost of doing business and liabilities. In addition, due to concern over the risk of climate change, a number of countries have adopted, or are considering the adoption of, new regulatory requirements to reduce greenhouse gas emissions, such as carbon taxes, increased efficiency standards, or the adoption of cap and trade regimes. If adopted in Argentina, these requirements could make our products more expensive as well as shift hydrocarbon demand toward relatively lower-carbon sources such as renewable energies.

Limitations on local pricing in Argentina may adversely affect our results of operations

In recent years, due to regulatory, economic and government policy factors, domestic crude oil, gasoline, diesel and other fuel prices have differed substantially from the prices for such products prevailing on the international and regional markets, and the ability to increase or maintain prices to adjust to international price or domestic cost variations has been limited. International crude oil and related oil product prices have declined significantly since the second half of 2014.

For the last quarter of 2016, and due to the gap between the local market prices and the Brent prices, local crude oil began trading closer to international prices, reaching December 2016 with Medanito and Escalante prices in the range of U.S. $ 58.63 and U.S.$ 49.41, respectively.

On January 11, 2017, the ME&M signed together with Argentine oil producers and refineries the Agreement for the Transition to International Price of the Argentine Hydrocarbons Industry, which, through a price transition, is aimed at driving the price of the barrel of crude oil produced and traded in Argentina closer to parity with respect to the international markets, during 2017.

In addition, the prices at which we sell natural gas in Argentina are subject to government regulations, including compensation schemes resulting in increases in the revenues of companies admitted to natural gas injection stimulus programs such as the “Stimulus Program for Companies with low Injection of Natural Gas”.

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

Our activities may be adversely affected by events in other countries in which we do business, particularly in Venezuela

We operate in Argentina, Ecuador and Venezuela but most of our operations are concentrated in Argentina. Latin America is a region that has experienced significant economic, social, political and regulatory volatility. In recent periods, many governments in Latin America have taken steps to assert greater control or increase their share of revenues from the energy sector, spurred by soaring oil and gas prices and nationalist policies.

Regarding our investments in mixed companies in Venezuela, the monetary and fiscal policies implemented by the Venezuelan government together with the significant drop in international oil prices since 2014 have eroded the ability of the mixed companies to efficiently operate the producing fields, creating greater uncertainty as to the risks of our investments in Venezuela.

The level of government intervention in the economy of Latin American countries has adversely affected our business and results of operations, including, by changing the terms and conditions of operating service agreements in Venezuela and by increasing tax rates. Even though our investment in Venezuela is valued at Ps. 0, we cannot assure that such intervention will not continue or increase, which could adversely affect our future business, results of operations and financial condition.

               Under these agreements, temporary limits on certain natural gas exports have been imposed to avoid a crisis in the local supply of natural gas, depriving us of higher prices in the international markets.

Risks Relating to Our Generation Business

There are electricity transmission constraints in Argentina that may prevent us from recovering the full marginal cost of our electricity, which could materially adversely affect the financial results of our generation business

During certain times of the year, more electricity can be generated than can be transmitted. While under the remuneration scheme established by SE Resolution No. 19/2017, such constraints should not affect the price that is paid to the generator, our dispatch may nonetheless be affected by such transmissions constraints. We cannot make any assurance that required investments will be made to increase the capacity of the system. As a result of lower dispatch, our generation business may record lower operating profits than we anticipate, which could adversely affect our consolidated results of operations and financial condition and the market value of our shares and ADSs.

Changes in regulations governing the dispatch of generators may affect our generators

Pursuant to Note No. 5,129/13, the SE instructed CAMMESA to optimize the dispatch of WEM’s generators according to the available fuels and their actual costs. Such modifications or any other modifications under the emergency established by Decree No. 134/15 or any other measures thereof may result in a lower dispatch of our generators and, in turn, could adversely affect our results of operations and financial conditions.

We may be unable to collect amounts due, or to collect them in a timely manner, from CAMMESA and other customers in the electricity sector, which could have a material adverse effect on our financial condition and results of operations

Electricity generators, including us and our subsidiaries, are paid by CAMMESA, which collects revenue from other WEM agents. Since 2012, a significant number of WEM agents –mostly distributors, including Edenor- defaulted in the payment of amounts they owed to the WEM or failed to pay in a timely manner (as of the date of this annual report, Edenor’s situation has been regularized) subject to the pending negotiation of a final repayment schedule), which adversely affected the ability of CAMMESA to meet its own payment obligations to generators or to pay them in a timely manner. This situation led to the creation of the Fondo Transitorio de Recomposición de Cobranzas”– SE Notes No. 7588/12, 8147/12 and 8476/12 (the “Transitory Recovery Fund”), by means of which the SE instructed CAMMESA to collect the charges and interest accrued from distributors’ defaults and renegotiate the terms of the payment of the defaulted amounts.

Additionally, the stabilization fund created by the SE to cover the difference between the spot price and the seasonal price of electricity recorded a permanent deficit. This difference was due to the intervention of the Argentine Government and the measures adopted pursuant to the Public Emergency Law.

The Argentine Government has intervened in the electricity sector in the past, and is likely to continue intervening, in order to reduce the distributors’ debt with CAMMESA.

Resolution ME&M No. 197/2016, instructed CAMMESA to negotiate payment plans with distributors and large users for the repeal of injunctions that had suspended tariff increases. It further ordered that the payment plans be in four monthly installments, equal and consecutive free off interest or surcharges related to non-payment. The first installment expired in October 2016. Similarly, with respect to the amounts not paid by the users of Edenor and Edesur, it was also provided that such amounts were to be paid in four installments under same conditions.

We cannot provide assurance that the measures aimed at reducing the debt of distributors and large users will be implemented, that the difference between the spot price and the seasonal price will not increase in the future, that the Argentine Government will use funds of the National Treasury to cover any differences or that CAMMESA will be able to pay generators, both with respect to energy and capacity sold in the spot market.

Furthermore, as a consequence of the suspension of the incorporation or renewal of contracts in the term market, the revenues of electricity generators will depend on the payments received from CAMMESA. Additionally, due to the scheme implemented by SE Resolution No. 95/2013, the margin collected from Large Users derived from contracts in WEM’s term market will be calculated based on the remuneration received from CAMMESA, which will impact the revenues of the generators.

The inability of generators, including certain of our subsidiaries, to collect their credits from CAMMESA or to collect them in a timely manner, may have a material adverse effect on the revenues of our generation subsidiaries and accordingly, on our results of operations and financial condition and the market value of our shares and ADSs.

New measures encouraging renewable energy generation projects may affect our generation assets sales

On October 15, 2015, Law No. 27,191 was enacted. Pursuant to such law, among others by December 31, 2025, 20% of the total domestic energy demand must be sourced from renewable energy sources. In order to meet such goal, the statute requires wholesale users and CAMMESA to cover their respective portion of domestic energy demand with renewable sources of energy at 8%, by December 31, 2017. The percentage required to be covered with renewable energy increases every two years reaching 20% by 2025. The statute also includes tax and other benefits for new renewable energy projects.

Law No. 27,191 was partially regulated by Decree No. 531/2016, and further regulation is required for its implementation, However, we cannot make any assurances that the implementation of this law and its regulation will not affect our generators sales, particularly our sales under the Energy Plus regime, which, in turn, could adversely affect our results of operations and financial condition.

Our ability to generate electricity in our thermal generation plants depends on the availability of natural gas, and fluctuations in the supply or price of gas could materially adversely affect our results of operations

The supply or price of gas used in our generation business has been and may from time to time continue to be affected by, among others, the availability of gas in Argentina, our ability to enter into contracts with local gas producers and gas transportation companies, the need to import a larger amount of gas at a higher price than the price applicable to domestic supply as a result of low domestic production, and gas redistribution mandated by the SE, given the present shortage of supply and declining reserves. Since 2009, the SE has applied a procedure by means of which generators assign in favor of CAMMESA the natural gas acquired from the producers. CAMMESA may assign those volumes to other generation plants.

Several of our generation facilities are equipped to run solely on gas and, in the event that gas becomes unavailable, these facilities will not be able to switch to other types of fuel in order to continue generating electricity. If we are unable to purchase gas at prices that are favorable to us, if the supply of gas is reduced, if the procedure described above is canceled or if CAMMESA does not provide gas to our generation facilities, our costs could increase or our ability to profitably operate our generation facilities could be impaired. Moreover, some of our generation units are included in the “Energy Plus” program under SE Resolution 1,281/2006 and/or have executed WEM Supply Agreements under SE Resolution No. 220/2007, and both regulations require the generator to assure the committed capacity with its own fuels through the execution of firm natural gas and transport contracts.

Notwithstanding the foregoing, as of the issuance of SE Resolution No. 95/2013, as amended, and more recently, SEE Resolution No. 19//2017, generators depend on the fuels that CAMMESA supplies them for their operations, since the SEE appointed CAMMESA through such resolution as the sole supplier of fuels for the generation sector.

Any disruption or an inability to acquire the necessary fuels for our generation business could, in turn, materially adversely affect our results of operations and financial condition and the market value of our ADSs.

Our ability to generate electricity using gas plus under the Gas Plus Program at CTLL depends on the recognition by CAMMESA of Gas Plus costs

CTLL has executed several natural gas provision agreements with producers whose production is included under the terms of the “Gas Plus” program (SE Resolution No. 24/2008). Under such program, the producers are able to sell their production at a price higher than the reference price (gas market value for generators). By virtue of the agreements executed with the SE, and the mechanism established in Note No. 7,585/10 of the SE, CAMMESA recognizes such costs to CTLL. CAMMESA has to recognize the Gas Plus cost to CTLL in order for CTLL to be able to make the corresponding payments to their natural gas suppliers. If CAMMESA does not recognize the Gas Plus cost or if such recognition is delayed, the ability of CTLL to pay the natural gas suppliers may be affected. Consequently, in such a situation, CTLL would have to renegotiate the terms and conditions previously agreed with its natural gas suppliers and, in case an agreement is not reached, any of the parties may terminate the contracts under which they committed to supply natural gas. In this respect, during 2012, due to a delay in collecting payments from CAMMESA, renegotiation ensued with natural gas producers in order to comply with CTLL’s obligations and keep the agreements in force. As a result, CTLL could need to search for alternative suppliers of natural gas, and if unsuccessful in reaching new agreements with natural gas suppliers, its ability to generate electricity using gas plus recognized under the Gas Plus Program could be affected.

However, as of the issuance of SE Resolution No. 95/2013, as amended, and more recently, SEE Resolution No. 19/2017, generators (except for those included in the Energy Plus program) depend on the fuels that CAMMESA through such resolution supplies them for their operations, since the SEE appointed CAMMESA as the sole supplier of fuels for the generation sector. Consequently, as of the termination of the current gas supply agreements, CTLL and EGSSA (now merged into CTG) will no longer need to have firm gas supply agreements with suppliers and request the recognition of costs thereunder to CAMMESA as it will depend on CAMMESA’s gas supply. In September 2015, CAMMESA informed CTLL that, in accordance with SE Resolution No. 529/14, after the first automatic renewal of the term of the natural gas supply agreements, CAMMESA will no longer acknowledge (i) any further automatic renewals of such agreements, and (ii) the costs associated to such supply, including the additional 10% of such costs established in the “Convenio Marco para el Cierre del Ciclo Combinado de Loma de la Lata” entered into between CTLL and the SE in December 2008. CTLL has taken the necessary measures to protect its interests. See (“Legal proceedings—Generation—Legal proceedings involving CTLL”).

We cannot assure you that any changes on the terms and conditions for the provision of natural gas under the Gas Plus Program and, particularly, the lack of recognition of costs associated with CTLL’s supply pursuant to SE Resolution No. 529/14 described above, would not have an adverse effect on the operation of our generation facilities and the revenues derived from such activity.

Penalties may be applied under CTLL’s and CTG’s WEM Supply Agreements under SE Resolution No. 220/2007, which may adversely affect the revenues derived from such contracts

A breach of the availability commitments set forth in CTLL’s and CTG’s WEM Supply Agreements under SE Resolution No. 220/2007, allows CAMMESA to apply penalties to the generator that may adversely impact the revenues derived by the generator from such agreements, which in turn may adversely affect the generator’s results.

Penalties may be applied under CTLL’s and Pampa’s wholesale demand agreements under SE Resolution No. 21/2016, which may adversely affect the revenues derived from such contracts, and a delay in the entry of commercial operations of the projects may result in the early termination of the wholesale demand agreements

A breach of the obligation of CTLL’s and Pampa´s projects to enter commercial operations by a committed date, allows CAMMESA to apply penalties that may adversely impact in the revenues derived by the generator from such agreements, which in turn may adversely affect the generator’s (our subsidiary) results. Moreover, if the delay in the commercial operation extends for more than 180 days from the committed date, the wholesale demand agreements may be automatically terminated by CAMMESA and who may enforce the performance guarantee granted under such contracts. In such event the projects will be remunerated according to the general WEM remuneration scheme.

Additionally, once the project begins its commercial operations, a breach of the availability commitments set forth in CTLL’s and Pampa’s wholesale demand agreements under SE Resolution No. 21/2016 allows CAMMESA to apply penalties to the generator that may adversely impact in the revenues derived by the generator from such agreements, which in turn may adversely affect the generator’s (our subsidiary) results.

Penalties may be applied under Greenwind’s energy supply agreement with CAMMESA, which may adversely affect the revenues derived from such contract and, ultimately, the obligation to sell the assets involved in the operation of the wind farm, and a delay in the entry of commercial operations of the projects may result in the early termination of the energy supply agreement

A breach of the obligation of the Corti wind farm to enter into commercial operations by a committed date, allows CAMMESA to apply penalties that may adversely impact the revenues derived by the generator, which in turn may adversely affect the generator’s (our subsidiary) results. If the delay extends for more than 180 days, CAMMESA may enforce the performance guarantee granted by CTLL under such contract. Moreover, if, as of the date of commercial operations, the committed energy availability of the Corti project does not reach at least 98%, CAMMESA may terminate the energy supply agreement (in such event the projects will be remunerated according to the general WEM early remuneration scheme) or the Argentine Government may proceed to the purchase the assets of the project.

Additionally, once the project begins its commercial operations, a breach of the energy delivery commitments set forth in Greenwind’s energy supply agreements allows CAMMESA to apply penalties to the generator that may adversely impact the revenues derived by the generator from such agreements, which in turn may adversely affect the generator’s (our subsidiary) results.

A breach of the availability commitment set forth in CPB’s Loan Agreement with CAMMESA may adversely impact CPB’s results of operations

On April 8, 2014, Central Térmica Piedra Buena S.A (“CPB” or “Piedra Buena”) executed a loan agreement with CAMMESA for an amount equal to the Peso-equivalent of U.S.$ 82.6 million plus the associated taxes and nationalization costs. On September 12, 2016, the parties executed an amendment to the loan agreement, which resulted in several changes, including a raise in the loan amount up to the Peso equivalent of U.S.$ 99.2 million plus associated taxes and nationalization costs. This loan is to be repaid in 36 equal installments. As long as CPB’s availability is higher than 80% (summer) or 83% (winter), CPB’s payment obligations shall be limited to the revenue established to cover extraordinary maintenance works (SE Resolution No. 529/2014, as amended). If CPB’s availability is below the abovementioned percentages, CPB shall pay the applicable installment. A breach of the availability commitments set forth in the loan agreement and a subsequent acceleration of the loan may adversely impact CPB’s results of operations.

Our ability to generate electricity at our hydroelectric generation plants may be negatively affected by poor hydrological conditions, which could, in turn affect our results of operations

Prevailing hydrological conditions could adversely affect the operations of our hydroelectric generation plants owned by Hidroeléctrica los Nihuiles S.A. (“HINISA”), Hidroeléctrica Diamante S.A. (“HIDISA”) and Pichi Picún Leufú Hydroelectric Complex (“HPPL”), in a number of ways, which we cannot fully predict. For example, hydrological conditions that result in a low supply of electricity in Argentina could cause, among others, the implementation of broad electricity conservation programs, including mandatory reductions in electricity generation or consumption. Hydrological conditions since 2006, the year in which our units recorded the greatest intake to date, have been poor. In particular, in 2014, the water intake at HINISA and HIDISA available for electricity generation was 62% and 64% lower, respectively, as compared to 2006. A prolonged continuation of poor conditions could force the Argentine Government to focus its generation efforts on the use of other sources of electricity generation. In the event of electricity shortages, the Argentine Government could mandate the implementation of broad electricity conservation programs, including mandatory reductions in electricity generation or consumption; the government could also mandate increased production from thermal plants that use fossil fuels as their generation sources and preserve the available water resources for future electricity generation. Although such a shift in production could benefit our thermal generation plants, it would negatively affect our hydroelectric plants and any mandated reduction in electricity generation or consumption could reduce revenues in our generation business and lead to a decline in our consolidated results of operations, which may have a material adverse effect on our financial condition and the market value of our shares and ADSs.

Moreover, in a case where the water level of the dams of our hydroelectric facilities decreases to the minimums established in the applicable concession contract, the local water authority (i.e. the Province of Mendoza and Neuquén Irrigation General Department) would gain control of the amount of water that may be dispatched in order to assure the continuity of other water uses such as human consumption and irrigation.

Operational difficulties could limit our ability to generate electricity, which could adversely affect our results of operations

We may experience operational difficulties that could require us to temporarily suspend operations or otherwise affect our ability to generate electricity and, as a result, adversely impact our operating results. These difficulties may affect our generation equipment, electromechanical components or, in general, any of our assets required for the supply of electricity. We cannot make any assurances that events of such nature will not occur in the future. While we maintain comprehensive insurance for each of our facilities, we cannot make any assurances that the amounts for which we are insured or the amounts that we may receive under such insurance policies would cover all of our losses. If operational difficulties prevent our generation of electricity, the disruption may lead to reduced revenues from our generation business, which would have an adverse effect on our results of operations and may negatively affect the market value of our shares or ADSs.

We may no longer own a controlling interest in HINISA, one of our principal generation assets, if the Province of Mendoza sells its participation in HINISA

Our subsidiary, Nihuiles, currently owns a 52.04% controlling stake in HINISA, a hydroelectric generation company in the Province of Mendoza, Argentina, and the Province of Mendoza, through EMESA, currently owns 47.96% of the capital stock of HINISA. In 2006, the Province of Mendoza publicly announced its intention to sell shares representing 37.75% of the capital stock of HINISA pursuant to HINISA’s concession. If the Province of Mendoza sells these shares, Nihuiles will be required to sell 20% of HINISA’s capital stock and would no longer own a controlling 52.04% interest in HINISA. In addition, according to HINISA’s by-laws, Nihuiles would not be permitted to purchase any additional shares of HINISA.

We currently consolidate the results of operations of Nihuiles. If Nihuiles loses its controlling interest in HINISA, it may have a significant adverse effect on the value of our investment in Nihuiles and on our consolidated results of operations and the market value of the Company. In addition, neither we nor Nihuiles has any control over the timing of the Province of Mendoza’s proposed sale or the price at which Nihuiles would be required to sell its 20% of HINISA’s shares. As a result, these shares may be sold at a time and price per share that are adverse to our interests and the return on our investment in Nihuiles.

CPB could be exposed to third-party claims on real property utilized for its operations that could result in the imposition of significant damages, for which we have not established a provision in our consolidated financial statements for potential losses

At the time of CPB’s privatization in 1997, the Province of Buenos Aires agreed to expropriate and transfer to CPB the real property on which the plant was built and to create administrative easements in favor of CPB over the third-party lands through which a gas pipeline and an electricity transmission line run. Although the Province of Buenos Aires is in the process of expropriating the property on which the plant is built, as of the date of this annual report, it has not transferred all of the real property with clear and marketable title to CPB. In addition, the Province of Buenos Aires has not created the administrative easements for CPB’s gas pipeline or the electricity transmission line. In July 2008, CPB sued the Province of Buenos Aires seeking the creation of the administrative easements in favor of CPB. CPB has received several complaint letters from third parties seeking compensation for the use of this land. If the Province does not complete the expropriation process or the administrative easement process, CPB may be exposed to judicial claims by third parties seeking compensation or damages for which we have not established a provision in our consolidated financial statements. If CPB were required to pay material damages or compensation for the right to use this real property as a result of adverse outcomes from legal proceedings, we could be required to use cash from operations to cover such costs, which could have a materially adverse effect on our financial condition and consolidated results of operations and cause the market value of our ADSs to decline.

CPB could be subject to fines and penalties for not having a concession for the use of seawater for the refrigeration of its generation units

CPB uses seawater to refrigerate its generation units. According to applicable provincial law, such activity requires a concession to be granted by the provincial government. In the documentation that we received with the privatization of CPB, no concession was included. CPB consulted the regulatory authorities who informed that, according to their files, no such concession has been granted to CPB. The penalties for such infringement may vary from the application of up to a Ps.50,000 fine to the closing of the plant. While CPB considers that the likelihood of any such penalties being imposed is low, we cannot assure you that the operation of CPB would not be affected if such penalties were to be imposed.

The unfulfillment of the requirements of the Energy Plus Program or its modification or cancellation may affect CTG’s and our profits

If CTG or us (regarding the Genelba Plus unit) do not comply with the requirements of the Energy Plus Program (SE Resolution No. 1281/2006) or if such program is modified or canceled, CTG and us would have to sell the production on the spot market, and also, eventually, under the remuneration scheme applicable under SEE Resolution No. 19E/17, which could affect CTG’s and our revenues.

In October 2015, CAMMESA issued Note No. B-102407-4, pursuant to which it obliged CTG to sell its uncommitted production under the Energy Plus Program to the spot market under the price scheme established by SE Resolution No. 482/2015.

In Note No. 567/07, as amended, the SE established the “Cargo Medio Incremental de la Demanda Excedente” (“CMIEE”) as a maximum fee for WEM users with a capacity higher than 300 KW (“WEM Large Users”) for their surplus demand in the event that they do not have their demand backed with a contract under the Energy Plus Program. As of the date of this annual report, the CMIEE applicable to Grandes Usuarios Mayores (Major Large Users, or “GUMAs”) and GUMEs is equal to 650 Ps./MWh and for Grandes Usuarios del Distribuidor (Major Distribution Users or “GUDIs”) 0 $/MWh. The CMIEE implies an indirect maximum limit to the price that generators under the Energy Plus Program may charge. The detrimental effect that such limits could have on our generators would worsen if the Peso continues its devaluation. As a consequence, if the CMIEE is not adjusted or a higher devaluation of the Peso occurs, this could result in a fall in prices charged by our generators under their Energy Plus Program contracts or in a discontinuance of the Energy Plus contracts, forcing such generators to sell the capacity and energy unsold in the spot market at lower prices.

 Risks Relating to our Shares and ADSs

Restrictions on the movement of capital out of Argentina may impair the ability of holders of ADSs to receive dividends and distributions on, and the proceeds of any sale of, the shares underlying the ADSs, which could affect the market value of the ADSs

The Argentine Government may impose restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Argentine law currently permits the government to impose this kind of restrictions temporarily in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. Beginning in December 2001, the Argentine Government implemented an unexpected number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad, including dividends, without prior approval by the Central Bank, some of which are still in effect. Among the restrictions that are still in effect are those relating to the payment prior to maturity of the principal amount of loans, bonds or other securities owed to non-Argentine residents and the requirement for Central Bank approval prior to acquiring foreign currency for certain types of investments. Although the transfer of funds abroad in order to pay dividends no longer requires Central Bank approval to the extent such dividend payments are made in connection with audited financial statements approved by a shareholders’ meeting, restrictions on the movement of capital to and from Argentina such as those that previously existed could, if reinstated, impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of shares, as the case may be, from Pesos into U.S. Dollars and the remittance of such U.S. Dollars abroad. Also, certain of our indebtedness includes covenants limiting the payment of dividends.We cannot assure you that the Argentine Government will not take similar measures in the future. In such a case, the depositary for the ADSs may hold the Pesos it cannot otherwise convert for the account of the ADS holders who have not been paid. Nonetheless, the adoption by the Argentine Government of restrictions on the movement of capital out of Argentina may affect the ability of our foreign shareholders and holders of ADSs to obtain the full value of their shares and ADSs and may adversely affect the market value of our shares and ADSs.

ADS holders’ ability to receive cash dividends may be limited

Our shareholders’ ability to receive cash dividends may be limited by the ability of the depositary to convert cash dividends paid in Pesos into U.S. Dollars. Under the terms of our deposit agreement with the depositary for the ADSs, the depositary will convert any cash dividend or other cash distribution we pay on the common shares underlying the ADSs into U.S. Dollars, if it can do so on a reasonable basis and can transfer the U.S. Dollars to the United States. If this conversion is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. If the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, shareholders may lose some or all of the value of the dividend distribution.

Under Argentine law, shareholder rights may be fewer or less well-defined than in other jurisdictions

Our corporate affairs are governed by our by-laws and by Argentine corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the States of Delaware or New York, or in other jurisdictions outside Argentina. In addition, the rights of holders of the ADSs or the rights of holders of our common shares under Argentine corporate law to protect their interests relative to actions by our board of directors may be fewer and less well defined than under the laws of those other jurisdictions. Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets are not as highly regulated or supervised as the U.S. securities markets or markets in some other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well-defined and enforced in Argentina that in the United States, putting holders of our common shares and ADSs at a potential disadvantage.

Holders of ADSs may be unable to exercise voting rights with respect to the common shares underlying the ADSs at our shareholders’ meetings

Shares underlying the ADSs are held by the depositary in the name of the holder of the ADS. As such, we will not treat holders of ADSs as one of our shareholders and, therefore, holders of ADSs will not have shareholder rights. The depositary will be the holder of the shares underlying the ADSs and holders may exercise voting rights with respect to the shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are no provisions under Argentine law or under our by-laws that limit the exercise by ADS holders of their voting rights through the depositary with respect to the underlying shares. However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our shares will receive notice of shareholders’ meetings through publication of a notice in an official gazette in Argentina, an Argentine newspaper of general circulation and the daily bulletin of the Buenos Aires Stock Exchange, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, do not receive notice directly from us. Instead, in accordance with the deposit agreement, we provide the notice to the depositary. If we ask it to do so, the depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the depositary as to voting the shares represented by their ADSs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of shares and shares represented by ADSs may not be voted as the holders of ADSs desire. Shares represented by ADSs for which the depositary fails to receive timely voting instructions may, if requested by us, be voted at the corresponding meeting either in favor of the proposal of the board of directors or, in the absence of such a proposal, in accordance with the majority.

Our shareholders may be subject to liability for certain votes of their securities

Because we are a limited liability corporation, our shareholders are not liable for our obligations. Shareholders are generally liable only for the payment of the shares they subscribe. However, shareholders who have a conflict of interest with us and who do not abstain from voting at the respective shareholders’ meeting may be liable for damages to us, but only if the transaction would not have been approved without such shareholders’ votes. Furthermore, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to the law or our by-laws may be held jointly and severally liable for damages to us or to other third parties, including other shareholders.

Provisions of our bylaws and of Argentine securities laws could deter takeover attempts and have an adverse impact on the price of our shares and the ADSs

Our bylaws and Argentine securities laws contain provisions that may discourage, delay or make more difficult a change in control of our Company, such as the requirement, upon the acquisition of a certain percentage of our capital stock, to launch a tender offer to acquire a certain percentage of our capital stock, which percentage ranges from 10% to 100% depending on several factors. These provisions may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interest of our shareholders and may adversely affect the market value of our shares and ADSs. In addition, the provisions of our bylaws and of Argentine securities laws with respect to the obligation to launch a mandatory tender offer differ in certain respects; as of the date of filing of this annual report, it is unclear whether the provisions of our bylaws, which might be more beneficial to minority shareholders under certain circumstances than the provisions of Argentine securities laws in effect as of the date hereof, would prevail over the provisions of Argentine securities laws.

Item 4. Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

Pampa Energía S.A. (in English, Pampa Energy Inc.) is incorporated as a sociedad anónima under the laws of Argentina. Our principal executive offices are located at Maipú 1, City of Buenos Aires, Argentina (C1084ABA). Our telephone number is + 54 11 4344 6000. Our website address is www.pampaenergia.com. None of the information available on our website or elsewhere is included or incorporated by reference into this annual report.

We were incorporated on February 20, 1945, for a duration of 99 years, until June 30, 2044, under the name Frigorífico La Pampa S.A. In 2003, we suspended our former business activities, which were limited to the ownership and operation of a cold storage warehouse building. In 2005, Messrs. Damián Mindlin, Gustavo Mariani and Ricardo Torres acquired a controlling stake in us. Following such acquisition, we changed our corporate name to Pampa Holding S.A. We changed our corporate name again, to Pampa Energía S.A, in September 2008 and have operated under this name since then. As a result of several acquisitions made since 2006, we are currently a fully integrated energy company in Argentina and, through our subsidiaries and joint controlled companies, we are engaged in generation, transmission and distribution of electricity in Argentina and in oil and gas exploration and production, refining, petrochemicals and hydrocarbon commercialization and transportation in Argentina, and to a lesser extent in Ecuador and Venezuela. We operate our energy businesses in a highly regulated environment.

Our significant acquisitions have included EASA in September 2007 (currently in process of merger by absorption with CTLL), which owns a controlling stake in our distribution subsidiary, Edenor; Corporación Independiente de Energía S.A. (“CIE”) in August 2007 (now known as Inversora Piedra Buena S.A. or “IPB”), which owns our subsidiary Piedra Buena generation facilities; the assets comprising CTLL in May 2007; Pampa Inversiones S.A. (“PISA” or “Pampa Inversiones”) in January 2007; a direct interest in CTG; a direct interest in Inversora Nihuiles S.A. (“Nihuiles”) and Inversora Diamante S.A. (“Diamante”) in October 2006, which in turn own our two hydroelectric generation plants Hidroeléctrica Nihuiles (through the company HINISA and Hidroeléctrica Diamante (through the company HIDISA, respectively, a direct interest in Petrolera Pampa in February 2009; and a joint controlling interest in Compañía Inversora en Transmisión Eléctrica Citelec S.A. (“Citelec”) in September 2006, which owns a controlling stake in Transener.

In July 2016, we acquired all of the shares of PPSL, which in turn owned, at such time, 67.2% of the shares of Petrobras Argentina, an integrated energy company, engaged in oil and gas exploration and production, refining, petrochemicals, electricity generation and transmission and hydrocarbon marketing and transportation. For more information, see (“Item 4. — Recent Developments”).

OUR BUSINESS

Overview

We are a fully integrated energy company in Argentina. As of December 31, 2016:

•         our electricity generation installed capacity reached approximately 3,433 MW, making us a fully integrated energy company in Argentina, comprising 10% of Argentina’s total installed capacity, and have committed to developing projects that will increase our installed capacity by another 420 MW.

•         our electricity distribution operations supplied electricity to over 2.9 million customers throughout the northern region of the City of Buenos Aires and northwest of the greater Buenos Aires area, making us the largest electricity distribution company in Argentina;

•         our combined oil and gas production in Argentina averaged 41,634 thousand barrels of oil equivalent per day (calculated as total annual production divided by 366 calendar days), including gas production of over 182.5 million cubic feet per day in 2016 (calculated as total annual production divided by 366 calendar days); and

•         our refining and distribution operations were based in Argentina where we operate one fully owned refinery with an installed capacity of approximately 30.2 thousand barrels per day; two storage plants with a capacity of approximately 1.3 million barrels; one lubricant plant, three fully-owned petrochemical plants and a network of 263 gas stations. In addition, we operate and we have a 28.5% interest in Refinería del Norte S.A. (“Refinor”).

Following the Acquisition, we have restructured our reportable operating segments consistently with internal reports reviewed by the Executive Committee. As a result, we have introduced the following changes:

(i)                   the incorporation of the refining and distribution and the petrochemical business segments;

(ii)                 the exclusion of the transmission business segment, which corresponds to our indirect interest in Citelec and its subsidiaries, since it is no longer considered a reportable segment in the reports received by Executive Committee. Instead, the stake in those companies was included within the Holding and Other business segment, and has been valued according to the equity method of accounting, consistently with the Consolidated Financial Statements.

Comparative information by segment has been restated to show the modification in the composition of segments described in subsection (ii).

As a consequence, our principal assets, as of the date of this annual report, are divided among our business segments, as follows:

Electricity Generation. We are engaged in the electricity generation business through:

o    Central Térmica Genelba (“Genelba” or “CTGEBA”), a 660 MW combined cycle gas-fired generating unit and a 165 MW open-cycle gas turbine, totaling 825 MW of installed capacity located at the central node of the Argentine electricity network, in Marcos Paz, outside the City of Buenos Aires;

o    HINISA and HIDISA, two hydroelectric power generation systems located in the Province of Mendoza, with an aggregate installed capacity of 653 MW. HINISA holds 4.5% interests over both Termoeléctrica José de San Martín and Termoeléctrica Manuel Belgrano, and HIDISA holds 2.4% over each plant;

o    CTLL, a thermal generation plant located in the Province of Neuquén (close to one of Argentina’s largest gas fields bearing the same name as the plant) with an installed capacity of 645 MW. CTLL is further expanding by adding (i) new gas turbines, which will increase its installed capacity by 105 MW and (ii) new gas engines, which will increase its installed capacity further by 15 MW. In addition, CTLL possesses a new combined gas and fuel oil turbine that is currently being installed at CPB, which will increase its installed capacity by approximately 100 MW;

o    CPB, a thermal generation plant located in Ingeniero White, Bahía Blanca, in the Province of Buenos Aires, which has an installed capacity of 620 MW;

o    CTG, including (i) a thermal generation plant (Central Térmica Güemes) located in General Güemes, in the Province of Salta, which has an installed capacity of 361 MW, and (ii) a thermal generation plant (Central Térmica Piquirenda) located at Piquirenda, General San Martin, in the Province of Salta, which has an installed capacity of 30 MW;

o    HPPL, which has three electricity generating units with an installed capacity of 285 MW and is located in the Comahue region, in the Province of Neuquén;

o    Central Térmica Parque Industrial Pilar (through Albares, currently merged into us), which was awarded a contract in a public bidding process in September 2016 for new thermal power generation and new availability committed to the Argentine WEM under SEE Resolution No. 21/2016. The awarded project is for the construction of a new 100 MW thermal power generation plant at Pilar Industrial Park (Pilar District, in the Province of Buenos Aires). The project comprises the installation of 6 Wärtsila motor generators (Wärtsila W18V50DF) for a total capacity of approximately 100 MW, which run on natural gas and fuel oil and will have an output of 16.5 MW each. In connection with the project, Albares entered into a demand agreement with CAMMESA and agreed to install generator sets;

o    Greenwind, a wind farm located in Bahía Blanca, in the Province of Buenos Aires, created with the main purpose of developing a wind power project (“Corti”), with a capacity of 100 MW. As of the date of this annual report, Greenwind’s sole asset is a legal right to use and profit from 1,500 hectares of land for a 27-year period where wind measurements have been taking place during the last four years. On October 7, 2016, through Resolution No. 213/2016, the ME&M announced the winners of the RenovAR 1 Program (as defined below). On January 23, 2017, CTLL was awarded a contract to develop project Corti (through Greenwind); and

o    Ecoenergía, a cogeneration thermal power plant with 14 MW of installed capacity, located in Bahía Blanca, in the Province of Buenos Aires.

o    In addition, we have a 70% interest in Enecor, an independent electricity transmission company which provides operation and maintenance services, by subcontracting Transener, for 21 km of 132 kV double-triad electricity lines, from the Paso de la Patria transforming station, in the Province of Corrientes. Such services are provided under a 95-year concession, which is due to expire in 2088.

The electricity generation business segment recorded Ps.4,624 million in revenue and operating profit for Ps.1,392 million for the year ended December 31, 2016.

Electricity Distribution. We are engaged in the electricity distribution business through our subsidiary Edenor, the largest electricity distribution company in Argentina, in terms of number of customers and electricity sold (in terms of GWh and pesos) in 2016, based on publicly available figures released by electricity distribution companies in Argentina, which holds a concession to distribute electricity on an exclusive basis to the northwestern zone of the greater Buenos Aires metropolitan area and the northern portion of the City of Buenos Aires. Edenor serves an area of 4,637 square kilometers and approximately 2.9 million customers.

The electricity distribution business segment recorded Ps.13,079 million in revenue and operating loss for Ps.677 million for the year ended December 31, 2016.

Oil and Gas. We are engaged in the oil and gas business directly and through our subsidiaries Petrolera Pampa and PELSA and investments in Oleoductos del Valle S.A., Oleoductos de Crudos Pesados Ltd. and minor interests in four productive blocks in Venezuela through mixed companies (Empresas Mixtas), in which the operator is Petróleos de Venezuela S.A. (“PDVSA”):

•         as of December 31, 2016, our combined crude oil and natural gas proved reserves were approximately 143.9 million barrels of oil equivalent, approximately 67% corresponding to gas and 33% corresponding to oil.

•         as of December 31, 2016, our combined oil and gas production in Argentina averaged 41,634 barrels of oil equivalent per day (calculated as total annual production divided by 366 calendar days), including unconsolidated investees. Our production (including our share in the production of foreign assets), averaged 42,500 barrels of oil equivalent per day (calculated as total annual production divided by 366 calendar days). Crude oil and natural gas liquids accounted for approximately 12, 090 barrels per day (calculated as total annual production divided by 366 calendar days), while natural gas accounted for approximately 182.5 million cubic feet per day, or 30,410 barrels of oil equivalent per day (calculated as total annual production divided by 366 calendar days) based on a measure of conversion of 6,000 cubic feet of gas per barrel of oil equivalent.

The oil and gas business segment recorded Ps.8,035 million in revenue and operating profit for Ps.1,824 million for the year ended December 31, 2016.

Refining and Distribution. We are engaged in the refining and distribution business through our operations in the Ricardo Eliçabe Refinery and our service stations network, our equity interest in Refinor and the commercialization of the hydrocarbons produced in Argentina.

•         As of December 31, 2016, our refining and distribution operations were based in Argentina and had a 28.5% interest in Refinor and a network of 263 gas stations, of which we owned 79 and leased the others. The refining division includes the following assets, among others:

o    the Ricardo Eliçabe Refinery, located in Bahía Blanca (Province of Buenos Aires), which has a total refining capacity of 30,200 barrels of oil per day;

o    the Dock Sud Plant, located in the Province of Buenos Aires, close to the City of Buenos Aires, which has a total storage capacity of approximately 1,230,000 barrels of heavy and light oil products;

o    the Caleta Paula Plant, located in the Province of Santa Cruz, close to the city of Comodoro Rivadavia, in the southern Argentina, which has a storage capacity of 85,000 barrels of light oil products; and

o    our 28.5% interest in Refinor, a refinery located at Campo Durán in the Province of Salta.

The refining and distribution business segment recorded Ps.6,550 million in revenue and operating profit for Ps.157 million for the year ended December 31, 2016.

Petrochemicals. We are engaged in the petrochemicals business through our styrenics operations and the catalytic reformer operations conducted in Argentine plants. We maintain our position in the styrenics market by capitalizing on current conditions and maximizing the use of our own petrochemical raw materials.

The petrochemicals division has the following assets:

o    an integrated petrochemicals complex at Puerto General San Martín, located in the Province of Santa Fe, with an annual production capacity of 50,000 tons of gases (LPG and propellants), 155,000 tons of aromatics, 290,000 tons of gasoline and refines, 160,000 tons of styrene, 55,000 tons of synthetic rubber, 180,000 tons of ethyl benzene and 31,000 tons of ethylene;

o    a polystyrene plant located in the city of Zárate, in the Province of Buenos Aires, with a production capacity of 65,000 tons of polystyrene and 14,000 tons of bioriented polystyrene (“BOPS”) per year. This state-of-the-art BOPS plant is the only one of its type in South America; and

o    an ethylene plant located in San Lorenzo, in the Province of Santa Fe, with a production capacity of 19,000 tons per year. It is located along the Paraná River, near the Puerto General San Martín petrochemicals complex, which uses ethylene as raw material for the production of ethyl benzene and styrene.

The petrochemicals business segment recorded Ps.2,507 million in revenue and operating loss for Ps.88 million for the year ended December 31, 2016.

Holding and Other Business. We also hold other interests, including:

o    as of the date of this annual report, through Petrobras Hispano Argentina S.A. (“Hispar”) we hold the rights as sole beneficiary of the CIESA trust, that owns 40% of CIESA (see “Item 4. Recent Developments—Sale of 50% Indirect Interest in TGS and Swap Option”), which in turn owns 51% of TGS, which is engaged in the transportation of gas in southern Argentina and in the processing and marketing of natural gas liquids). In turn, we directly own 10% of CIESA; and

o    our jointly controlling 26.3% indirect interest in Transener, which owns, operates and maintains the largest high-voltage electricity transmission system in Argentina, and Transba, which owns and operates a separate high-voltage transmission system located within the Province of Buenos Aires. As of December 31, 2016, our electricity transmission operations covered more than 20,648 kilometers of high voltage transmission lines, representing approximately 90% of the high voltage system in Argentina. We acquired our joint controlling interest in Transener and Transba in September 2006.

TGS, Transener and Transba are accounted using the equity method of accounting.

The holding and other business segment recorded Ps.80 million in revenue and operating loss for Ps.514 million for the year ended December 31, 2016.

Recent Developments

Acquisition of Petrobras Argentina

On May 13, 2016, Pampa, as buyer, and Petrobras International Braspetro B.V., a wholly-owned subsidiary of Petróleo Brasileiro S.A. (“Petrobras”), as seller, entered into a sale and purchase agreement (the “Sale and Purchase Agreement”) pursuant to which we agreed to acquire all of the shares of Petrobras Participaciones S.L. (“PPSL”) and certain intercompany indebtedness of PPSL with Petrobras International Braspetro B.V. in an aggregate amount equal to U.S.$80 million (the “Acquisition”). As of July 27, 2016 (the “Closing Date”), PPSL beneficially owned 135,679,155 Petrobras Argentina American depositary shares (“PESA ADSs”), representing 1,356,791,556 Petrobras Argentina shares (“PESA Shares”), or 67.1933% of the total number of PESA shares (including PESA shares represented by PESA ADSs).

Under the Sale and Purchase Agreement, the base price for the Acquisition was U.S.$892,000,000. After certain adjustments, the purchase price paid at closing amounted to U.S.$897,163,212 (the “Acquisition Purchase Price”).

The Closing Date was subject to certain conditions precedent typical for a transaction of its type. Among these conditions, Petrobras Argentina was required to refinance its 5.875% Series S Notes due 2017 and release Petrobras from its guarantee of such notes.

On May 13, 2016, and simultaneously with the execution of the Sale and Purchase Agreement, we made an initial deposit of 20% of the base price, which amounted to U.S.$178.4 million, into an escrow account opened with Citibank, N.A.

Upon the Closing Date, we acquired all of the shares of PPSL, which at the time held 135,679,155 outstanding PESA ADSs, representing 1,356,791,556 outstanding Class B shares, par value Ps.1.00 per share, of PESA Shares, or 67.1933% of the total number of PESA Shares (including PESA Shares represented by PESA ADSs).

Upon closing the acquisition of PPSL’s shares, we paid additional cash consideration of U.S.$713.6 million plus certain adjustments that amounted to U.S.$5.2 million. The final price of the Acquisition, which amounted to U.S.$897.2 million, was allocated as follows: (i) U.S.$817.2 million to 100% of PPSL’s shares, which in turn held 1,356,791,556 PESA Shares and (ii) U.S.$80 million to PPSL as credit. Finally, on November 21, 2016, Pampa and Petrobras agreed on certain adjustments to the final price of the Acquisition, which was set at U.S.$900 million.

The Sale and Purchase Agreement stipulated that, provided no liabilities are realized within the next fifteen years as a consequence of certain contingencies detected in the purchase process, Pampa has had to recognize and pay Petrobras a percentage over the difference between the estimated amount of the contingencies and the amount actually paid for them. As the adhesion to the regularization regime provided for benefits of releasing tax fines and reducing compensatory interests (see “Item 8.—Legal Proceedings—Tax and Customs Proceedings”), Pampa has recorded on March 31, 2017 a net gain of approximately Ps. 300 million, which in turn, generated the payment of approximately Ps. 171 million to Petrobras as contingent consideration payable in accordance with the share purchase agreement for the Acquisition.

In order to pay the final price of the Acquisition, we used a combination of the following financing sources: (i) U.S.$161 million from the sale of TGS (see “Sale of 50% Indirect Interest in TGS and Swap Option”); (ii) bank financing for U.S.$271 million under the Bridge Loan Credit Facility (as defined below); (iii) private financing for U.S.$140 million, corresponding to a loan granted by YPF S.A. (“YPF”); and (iv) financing from a convertible loan by Emes Energía Argentina LLC (“Emes”) for U.S.$50 million (the “Emes Convertible Loan”). The rest of the funds necessary to pay the price of the Acquisition resulted from the use of our own funds (i.e., cash).

Bridge Loan Credit Facility

We obtained a credit facility in the initial amount of U.S.$750 million to finance the Acquisition (the “Bridge Loan Credit Facility”). The Bridge Loan Credit Facility was reduced to U.S.$600 million following Pampa’s use of U.S.$161 million of proceeds from the sale of its indirect interests in TGS to fund a portion of purchase price for the Acquisition. U.S.$271 million was disbursed on the Closing Date to finance an additional portion of the Acquisition Purchase Price (the “Dollar Acquisition Tranche”), leaving U.S$329 million available under the Bridge Loan Credit Facility, subject to any reductions pursuant to the terms of the Bridge Loan Credit Facility, consisting of (a) a tranche of U.S. dollar–denominated term loans (the “Dollar Tender Offer Tranche”) in an aggregate amount up to U.S.$179 million and (b) a tranche of peso-denominated term loans (the “Peso Tender Offer Tranche” and together with the Dollar Tender Offer Tranche, the “Tender Offer Loans”) in an aggregate amount of Ps. 2,956 million (originally, Ps. 2,205). The proceeds of the Dollar Acquisition Tranche were used by Pampa solely to partially finance Pampa’s acquisition of all of the outstanding shares of PPSL. The proceeds of the Tender Offer Loans were used by Pampa solely to (i) finance the Tender and Exchange Offers (as defined below) and (ii) pay expenses incurred in connection with the Tender and Exchange Offers.

The Bridge Loan Credit Facility was secured by a first-priority security interest in the following collateral, (i) 100% of the PESA ADSs held by PPSL on the Closing Date pursuant to the Sale and Purchase Agreement and subsequent to the Closing Date pursuant to the Tender and Exchange Offers; provided, that immediately upon consummation of the Tender and Exchange Offers and acquisition by Pampa of such PESA ADSs, Pampa had to pledge such PESA ADSs for the benefit of the lenders; and (ii) 100% of the equity interests in IEASA S.A. (“IEASA”) held by Pampa.

The Bridge Loan Credit Facility contained customary affirmative covenants and default provisions for facilities of this type. On November 11, 2016, Pampa and the bank creditors entered into an amendment to the Bridge Loan Credit Facility to amend certain terms and conditions.

On November 18, 2016, Pampa and the bank creditors entered into a second amendment to the Bridge Loan Credit Facility to increase the Peso Tender Offer Tranche to Ps.2,956 million, through the decrease of the Dollar Acquisition Tranche to U.S.$49.8 million, for a total committed amount of U.S.$129.2 million. On November 18, 2016, the remaining loan commitments were cancelled.

Through the aforementioned amendments, the interest rate of the Peso Tender Offer Tranche was modified in the following manner: (i) Ps.1,500 million, to bear interest at a fixed annual rate of 27.5% and (ii) the balance to bear interest at the Badcor Rate plus an annual 3% applicable margin.

On November 22, 2016, Ps.2,956 million was disbursed under the Bridge Loan Credit Facility to finance the Tender and Exchange Offers.

On December 7, 2016, Ps.1,000 million and U.S.$130 million were cancelled from the Bridge Loan Credit Facility.

The Bridge Loan Credit Facility matured on the day that was 12 months after the Closing Date. The entire principal amount of the Bridge Loan Credit Facility was due and payable on the maturity date.

As of the date of this annual report, all amounts outstanding under the Bridge Loan Credit Facility were cancelled.

Mandatory Tender Offer and Voluntary Exchange Offer of PESA Shares and PESA ADSs

On October 7, 2016, Pampa commenced:

•         an offer to exchange (i) outstanding Petrobras Argentina shares held by U.S. persons and (ii) outstanding PESA ADSs, other than those held by Pampa or its subsidiaries, at an exchange ratio of (a) 0.5253 shares of Pampa (“Pampa Shares”) per one PESA Share or (b) 0.2101 Pampa American depositary shares (“Pampa ADSs”) per one PESA ADS, collectively, not to exceed a maximum of 320,000,000 Pampa Shares (including Pampa Shares underlying Pampa ADSs), and, in each case, to be delivered net of applicable Argentine withholding taxes (the “Offer Share Consideration”), upon the terms and subject to the conditions set forth in Pampa’s registration statement on Form F‑4 filed with the SEC on August 10, 2016 (SEC File No. 333-213038), as amended (the “Tender and Exchange Offer Registration Statement”), and the related documents (which, together with any amendments or supplements thereto, collectively constitute the “U.S. Exchange Offer”); and

•         an offer to purchase any and all outstanding PESA Shares held by U.S. persons at a price of Ps.10.3735 per PESA Share, to be paid net of any applicable Argentine withholding taxes (the “Offer Cash Consideration” and, together with the Offer Share Consideration, the “Offer Consideration”), without interest thereon, net of cash dividends per PESA Share paid by Petrobras Argentina from May 20, 2016, upon the terms and subject to the conditions set forth in the terms of the Tender and Exchange Offer Registration Statement and the related documents (which, together with any amendments or supplements thereto, collectively constitute the “U.S. Cash Tender Offer” and, together with the U.S. Exchange Offer, the “U.S. Offers”).

The U.S. Offers were made in conjunction with offers by Pampa in Argentina to exchange and purchase outstanding PESA Shares (but not PESA ADSs, unless holders of PESA ADSs first converted their PESA ADSs into PESA Shares) (the “Argentine Offers” and, together with the U.S. Offers, the “Tender and Exchange Offers”).

The Tender and Exchange Offers were made by Pampa in connection with the Acquisition, which resulted in a change of control in Petrobras Argentina (“PESA Change of Control”). Pursuant to Argentine law, Pampa was required to make an offer to purchase for cash all of the remaining outstanding PESA Shares in connection with the PESA Change of Control. As an alternative to a cash payment for PESA Shares that is mandatory pursuant to Argentine law, Pampa elected to offer holders of PESA Shares and PESA ADSs the option to receive Pampa securities in connection with the Offer Share Consideration.

The Tender and Exchange Offers settled on November 22, 2016 (with respect to the exchange offers) and November 23, 2016 (with respect to the cash tender offers), pursuant to which a total of 579,413,723 PESA Shares (including PESA Shares represented by PESA ADSs) were tendered. As a result of the Acquisition and the Tender and Exchange Offers, as of the date of this report, Pampa directly or indirectly beneficially owned 1,836,494,690 PESA Shares (including PESA Shares represented by PESA ADSs), or 90.40% of the total outstanding capital stock of Petrobras Argentina.

Sale of 50% Indirect Interest in TGS and Swap Option

On July 18, 2016, Pampa entered into an agreement with Grupo Inversor Petroquímica S.L. (“GIP”, part of Grupo GIP, controlled by the Sielecki family), WST S.A. and PCT L.L.C. (“PCT”, part of Grupo Werthein) (jointly, the “Buyers”) for the sale of the capital stock and rights indirectly owned by Pampa in Transportadora de Gas del Sur S.A. (“TGS”) (the “TGS Transaction”). The base price was established, subject to certain adjustments, if any, in the amount of U.S.$241 million.

Following the execution of the TGS Transaction documents, the Buyers paid Pampa the amount of U.S.$8 million as part of the purchase price. An additional payment of U.S.$153 million was paid on the Closing Date and the balance, U.S.$80 million, was paid on or before February 15, 2017 plus a 5% annual interest.

As a result, Pampa sold its 25.5% participation –held indirectly- in TGS. The sale was made through the transfer of 100% of the shares of PEPCA S.A., a company that owns 10% of Compañía de Inversiones en Energía S.A. (“CIESA”) and the rights as sole beneficiary of the CIESA trust (that owns 40% of CIESA).

Pampa had the option, which was exercisable at any time prior to February 15, 2017, to swap the rights arising from the CIESA trust in exchange for the assets of the swap option (the “Swap Option”) without providing any additional consideration. The assets that could be swapped in connection with the Swap Option included: (i) all issued and outstanding shares of Hispar and (ii) 15% of CIESA’s issued and outstanding shares held by Petrobras Argentina, including all Series A1 shares. The exercise of the Swap Option was subject to certain conditions, including, among others, the approval of such transaction by the board of directors of Petrobras Argentina and approval by the Ente Nacional Regulador del Gas(Argentine Gas Regulatory Agency, or “ENARGAS”).

On December 7, 2016, the board of directors of Petrobras Argentina approved the exercise of the Swap Option. On December 29, 2016, ENARGAS issued Resolution No. 18,426, pursuant to which ENARGAS approved the Swap Option.

On January 11, 2017, the CNDC approved the acquisition by Pampa of 40% of the stock capital of CIESA, which was acquired by Pampa through the exchange of CIESA's financial debt of July 2012 and 100% of PEPCA's stock acquired in March 2011.

In this regard, on January 17, 2017, the Swap Option was exercised as follows: (i) GIP and PCT transferred to Hispar, a subsidiary of Pampa, their position as beneficiary and fideicommissary of the trust owning 40% of the stock and voting rights of CIESA; and (ii) Petrobras Argentina and Hispar transferred GIP and PCT shares representative of 40% of the capital and voting rights of CIESA, with Petrobras Argentina keeping a direct participation in CIESA of 10% of its capital and voting rights. The direct and indirect participation of GIP, PCT and Pampa in TGS remained unchanged as a result of the Swap Option.

Also, on such date, the Buyers paid Pampa and Pampa Inversiones S.A. (“PISA”), a subsidiary of Pampa, the balance of the purchase price under the share purchase agreement dated July 18, 2016, for a total amount of U.S.$ 80 million plus interest.

Acquisition of Albares

On September 14, 2016, Petrobras Argentina acquired 100% of the capital stock and voting rights of Albares for U.S.$ 5,955,497. Albares was awarded the construction of a new thermal power generation plant in Pilar’s Industrial Park (located in the county of Pilar in the Province of Buenos Aires) in connection with the Call for Bids (as defined below) (see “Offers Regarding Electric Power Thermal Generation Capacity CTLL 2016 Expansion Works”).

The awarded project is for the construction of a new approximately 100 MW thermal power generation plant in the Pilar Industrial Park (in the county of Pilar in the Province of Buenos Aires). The project comprises the installation of six Wärtsila motor generators (Wärtsila W18V50DF) for a total capacity of 100 MW, which run on natural gas and fuel oil and will have an output of 16.5 MW each. In connection with this project, Albares entered into a wholesale demand agreement with CAMMESA with a term of ten years. The motor generators are estimated to be commissioned in the third quarter of 2017. Albares has entered into the respective supply and construction agreements for the construction and commissioning of this project with Wärtsila affiliates.

Merger of Pampa, Petrobras Argentina, Albares and PEISA

On December 23, 2016, Pampa, Petrobras Argentina and Petrobras Argentina’s wholly-owned subsidiaries, PEISA and Albares entered into the Preliminary Agreement to merge each of the Merged Companies into Pampa by way of absorption, with Pampa being the surviving company, with effect as from November 1, 2016. On February 16, 2017, the Merger was approved by the shareholders of each of the Merged Companies and Pampa at separate extraordinary shareholders’ meetings.

In accordance with the Preliminary Agreement, as from the Merger Effective Date, Pampa and the Merged Companies operate as a single legal entity for operational, accounting and tax purposes, as well as for financial reporting purposes. As a result, none of the Merged Companies prepares or is required to prepare separate financial statements. Moreover, none of the Merged Companies may present separate financial statements as of any date after the Merger Effective Date, as such presentation would be inconsistent with the treatment of the combined businesses as a single operating entity as from the Merger Effective Date.

In addition, in accordance with the Preliminary Agreement, Pampa and the Merged Companies are treated as a single entity for governance purposes: the board of directors of each of the Merged Companies has been suspended and the board of directors of Pampa has assumed responsibility for the conduct and oversight of the business of Pampa and the Merged Companies as a whole, through the registration of the DMA before the Public Registry of the City of Buenos Aires (the “IGJ”). Similarly, Pampa’s executive officers have assumed the functions and responsibilities as executive officers of Pampa and the Merged Companies as a whole.

On April 19, 2017, the definitive merger agreement (“DMA”) was executed, and on April 20, 2017, the DMA was filed before the Argentine National Securities Commission (“CNV”) for its registration before the IGJ. Pampa and the Merged Companies are currently in the process of completing the registration of the DMA to consummate the Merger. The Merger is not subject to any further corporate or regulatory approvals and, once the registration of the DMA with the IGJ under Argentine law has been completed, the holders of shares or ADRs of Petrobras Argentina will receive shares or ADRs of Pampa, as applicable, at the merger exchange ratio set forth in the DMA, and the shares and ADRs of Petrobras Argentina will cease to exist and shall be deregistered and delisted from the New York Stock Exchange. Pampa currently expects to complete the registration of the DMA by no later than October 2017.

Accordingly, as from November 1, 2016, Pampa and the Merged Companies operate as a single economic enterprise, and as from February 16, 2017, they operate with a single board of directors and senior executive management team, but each has retained its separate legal identity on a transitory basis until completion of the registration of the DMA with the IGJ necessary for consummation of the Merger.

Upon consummation of the Merger, the holders of PESA Shares and PESA ADSs other than us or PPSL will receive Pampa Shares and Pampa ADSs, respectively, in exchange therefor, and the capital stock of Pampa will reach 1,938,368,431 shares.

Offers Regarding Electric Power Thermal Generation Capacity CTLL 2016 Expansion Works

As a result of a state of emergency in the national electricity sector, the Secretariat of Electric Energy (“SEE”) issued Resolution No. 21/16 calling for bids from parties interested in offering new electric power thermal generation capacity through the wholesale energy market (the “WEM”) during the following seasons: (i) summer of 2016/2017; (ii) winter of 2017 and (iii) summer of 2017/2018 (the “Call for Bids”).

The terms of such call were established in SE Note No. 161/16. The conditions applicable to the generation capacity to be offered were as follows: (i) the plant should have a minimum capacity of 40 MW, (ii) each generating unit should have a minimum capacity of 10 MW, and (iii) the equipment used should have double fuel consumption capacity (with certain exceptions).

Successful bidders entered into a “wholesale demand agreement” with CAMMESA on behalf of distributors and Grandes Usuarios Menores (Minor Large Users, or “GUMEs”)

CTLL submitted four project proposals in connection with the Call for Bids, both directly and indirectly through affiliates. CAMMESA awarded a contract to CTLL in connection with two projects that consist of: (i) the installation of high-efficiency aero derivative gas turbines (which are similar to those installed under the 2014 expansion works) as of the date of this report is underway with commercial operations expected to begin in August 2017, and (ii) the installation of six motor generators (Wärtsila W18V50DF) for a total capacity of 100 MW, which run on natural gas and fuel oil and are expected to have an output of 16.5 MW, (i) at CTLL premises and (ii) at Piedra Buena premises in Ingeniero White, Bahía Blanca, in the Province of Buenos Aires.

On July 1, 2016 and December 5, 2016, CTLL and CAMMESA entered into wholesale demand agreements in connection with the two projects mentioned above, respectively, which provide for the sale of the capacity offered under the Call for Bids and the power generated by the new units for a term of ten years following commencement of commercial operations. Each wholesale demand agreement provides for the application of a capacity payment and the remuneration of variable costs for the operation and maintenance of the units. Furthermore, they contemplate penalties for delays with respect to the agreed commercial operations commencement date and for any breach related to a failure to provide the committed energy availability (100%).

Acquisition of Greenwind, PEFMSA and PEASA Eolic Projects

In order to continue expanding the Company’s generation business we acquired, through certain of our subsidiaries, (i) 100% of the capital stock of Greenwind S.A. (“Greenwind”), whose purpose is to develop an eolic project (“Corti”) consisting of a wind farm with 100MW capacity, located in Bahía Blanca, Province of Buenos Aires. For such purpose, Greenwind has a legal right of use and profit from 1,500 hectares of land where wind measurements will take place for a 4-year period, (ii) 100% of the capital stock of Parques Eólicos del Fin del Mundo S.A. (“PEFMSA”), whose purpose is to develop an eolic project (i.e. “Parque Eólico de la Bahía,”) consisting of a 50 MW wind farm located in Bajo Hondo, Coronel Rosales, Province of Buenos Aires. As of the date of this annual report, PEFMSA’s sole asset is a legal right to use and profit from 500 hectares of land for a 23-year period; and (iii) 100% of the capital stock of Parques Eólicos Argentinos S.A. (“PEASA” or “PEA”), whose purpose is to develop an eolic project (“Parque Eólico de Las Armas”) consisting of a 50 MW wind farm located in Las Armas, Maipú, Province of Buenos Aires.

Sale of 50% Greenwind’s Capital Stock

On March 10, 2017, our subsidiary CTLL entered into an agreement with Valdatana Servicios y Gestiones S.L.U (the “Buyer”), an investment vehicle led by Castlelake L.P. (a private equity global investment company) for the sale of certain shares owned by CTLL in Greenwind for a total consideration of U.S.$ 11.2 million.

In addition, the Buyer has acquired shares of Greenwind owned by Pampa Participaciones S.A. (“Pampa Participaciones”) for U.S.$ 45,9 thousand, which together with the sale described above accounts for 50% of the capital stock and rights of Greenwind.

The Buyer’s acquisition was made for purposes of participating in the Corti project.

Renewable Energy Projects

On October 15, 2015, Law No. 27,191 (regulated by Decree No. 531/2016) was passed establishing that by December 31, 2025, 20% of the total domestic energy demand in Argentina must be sourced from renewable energy sources. In order to meet such goal, the statute obliges certain users to cover 8% of their respective portion of energy demand with renewable energy by December 31, 2017. The percentage to be covered with renewable energy increases every two years until reaching the goal of 20% in 2025. The statute also includes tax and other benefits for new renewable energy projects.

In connection with the above-mentioned statute, the ME&M launched a national and international bidding process to select projects for the supply of renewable electric energy to CAMMESA of up to 1,000 MW of installed capacity (including energy produced using different technologies such as wind, solar, biomass, biogas and small hydraulic projects of up to 50 MW) (the “RenovAR 1 Program”).

CTLL submitted four project proposals under the call for bids through its subsidiaries (Greenwind, PEFMSA, PEASA and Generación Solar AR I S.R.L.). Three of the four projects are wind farms to be installed in the Province of Buenos Aires with a total capacity of 200 MW, and the fourth project is a photovoltaic solar farm with a 100 MW capacity to be installed in the Province of Catamarca.

On October 7, 2016, through Resolution No. 213/2016, the ME&M announced the winners of the RenovAR 1 Program. CTLL was awarded a contract to develop the Corti project through Greenwind, which consists of a wind farm with installed capacity of 100 MW in Bahía Blanca, Province of Buenos Aires. We were not awarded the other projects. Greenwind has entered into the respective supply and construction agreements for the construction and commissioning of wind farms in Bahia Blanca with Vestas Wind Systems A/S’s (“Vestas”) affiliates. Greenwind has also executed the relevant energy supply agreement with CAMMESA and its adhesion to the Fondo para el Desarrollo de Energías Renovables (“FODER”).

Petrobras Argentina’s Sale of Río Neuquén and Aguada la Arena Areas

On August 4, 2016, the board of directors of Petrobras Argentina approved the following transactions: (i) the sale to an affiliate of Petrobras of 33.66% of the rights and obligations in the Río Neuquén area (for U.S.$72 million) and 100% of the rights and obligations under the concession agreement relating to the Colpa and Caranda areas in Bolivia (valued at a negative amount of U.S.$20 million), for net consideration of U.S.$52 million; (ii) the sale to YPF of 33.33% of the rights and obligations in the Río Neuquén area for U.S.$72 million, and (iii) the sale to YPF of 80% of the rights and obligations relating to the Aguada de la Arena area, which represents 100% of the total participation of Petrobras Argentina in this area, for U.S.$68 million. The transactions described in (ii) and (iii) above were completed on October 14, 2016, and the transaction described in (i) above was completed on October 27, 2016.

Shares Compensation Plan - Repurchase of Pampa’s Shares

As decided by our Board of Directors in its meeting held on February 8, 2017, we initiated the process of repurchasing our own shares in accordance with section 64 of Law No. 26.831 and CNV regulation. The repurchased shares acquired under this process will be destined to the implementation of a Share Compensation Plan approved by our Board of Directors in the meeting mentioned above (see “Item 6. Directors, Senior Management and Employees—Shares Compensation Plan” and“Item 9. The Offer and Listing—Repurchase of Pampa’s Shares”).

As of the date of this annual report, we repurchased in open market transactions 193,000 ordinary shares and 92,280 ADRs, at an average price of Ps.28.49 per ordinary share and U.S.$46.36 per ADR.

Merger of Pacosa and Websa

On December 7, 2016, the board of directors of Pampa Comercializadora S.A. (“Pacosa”) and World Energy Business S.A. (“Websa”) resolved that it would be beneficial for these companies to merge into a single company, where Pacosa would be the surviving company. The purpose of this merger is to optimize the resources of each of the companies by simplifying and consolidating their administrative and operational structure. On March 7, 2017, and in connection with the required procedures, the board of directors and the shareholders of Pacosa and Websa approved the special financial statements required for the merger and the preliminary merger agreement executed between Pacosa and Websa. For accounting, fiscal and legal purposes, the merger will be effective as from January 1, 2017. As of the date of this annual report, the definitive merger agreement had not been executed and, therefore, the approval of the IGJ is pending.

Merger of CTLL, IEASA and EASA

On December 7, 2016, the boards of directors of CTLL, IEASA and EASA resolved that it would be beneficial for these companies to merge into a single company, where CTLL would be the surviving company. The purpose of this merger is to optimize the resources of each of the companies by simplifying and consolidating their administrative and operational structure. On March 29, 2017, and in connection with the required procedures, the boards of directors of CTLL, IEASA and EASA approved the special financial statements required for the merger, the preliminary merger agreement executed between CTLL, IEASA and EASA and the Argentine merger prospectus that describes the terms and conditions of such merger. For accounting, fiscal and legal purposes, the merger will be effective from January 1, 2017.

The shareholders’ meeting of CTLL, IEASA and EASA to be held on May 18, 2017, in order to submit the approval of the merger, the preliminary merger agreement and the special financial statements required for the merger. As of the date of this annual report, the definitive merger agreement had not been executed and, therefore, the approval of the IGJ was pending.

Also, regarding the merger of these companies, on March 27, 2017, the shareholders of EASA approved the capitalization of the total debt it held with the holders of Class A and Class B Discount Notes due 2022 issued by EASA on July 19, 2006, as amended from time to time. In turn, the aforementioned meeting approved the cancellation of such notes negotiable obligations.

Finally, on May 11, 2017 (the “Redemption Date”), EASA will redeem 100% of the outstanding notes for a total nominal value of U.S.$ 3,862,332.30 due 2017 at a price for each U.S.$ 1,000 of face value in circulation equal to U.S.$ 1,000 plus U.S.$ 77,783.08 as interest accrued and unpaid through (but excluding) the Redemption Date.

Organizational structure

The following chart sets forth our corporate structure as of the date of this annual report.

PAMPA ENERGÍA[1]
100%
Pampa Inversiones
0.06%
99.94%
Pampa Participaciones II
99.99%
0.01%
Pampa Participaciones
90.27%
Inversora Nihuiles
91.60%
Inversora Diamante
98%
2%
Inversora Piedra Buena
0.01%
99.99%
Central Térmica Loma de la Lata[2]
99.95%
0.05%
Pampa Comercializadora[3]
1.9%
98.1%
TRANSELEC
0.002%
49.54%
Petrolera Pampa
0.01%
99.99%
Bodega Loma La Lata
50%
CITELEC
52.04%
Hidroeléctrica Los Nihuiles
59%
2%
Hidroeléctrica Diamante
99.99%
0.01%
Central Térmica Piedra Buena
98%
2%
Parques Eólicos Argentinos S.A.
50%
Greenwind
98%
2%
Parques Eólicos del Fin del Mundo
51.54%
Edenor
64.26%
26.17%
Central Térmica Güemes
52.65%
Transener
90%
TRANSBA
2.4%
0.157%
4.50%
Termoeléctrica José De San Martín[4]
Termoeléctrica Manuel Belgrano[4]
0.01%
8.84%

[1] In process of merger by absorption with Petrobras Argentina S.A., Petrobras Energía Internacional S.A. and Albares Renovables Argentina S.A., being Pampa Energía S.A. the continuing entity.
[2] In process of merger by absorption with IEASA S.A. and EASA S.A., being Central Térmica Loma de la Lata S.A. the continuing entity
[3] In process of merger by absorption with World Energy Business S.A., being Pampa Comercializadora S.A. the continuing entity.
[4] Each company solely hold one asset consisting in an agreement for the management of Termoeléctrica José de San Martín and Termoeléctrica Manuel Belgrano, respectively. Currently, both assets are owned by a Trust.

PAMPA ENERGÍA S.A.[1]
100%
PETROBRAS BOLIVIA INTERNACIONAL S.A.
PETROBRAS ENERGÍA COLOMBIA LTD.
100%
100%
PETROLERA SAN CARLOS S.A.
65%
COMPANIA ANÓNIMA MIXTA SAN CARLOS
1%
PETROBRAS ENERGÍA OPERACIONES ECUADOR S.A.
99%
PETROBRAS ENERGÍA ECUADOR LTD.
100%
0.005%
99.995%
ECUADOR TLC S.A.
100%
PETROBRAS ENERGÍA S.A. SUC. BOLIVIA
OLEODUCTO DE CRUDO PESADO LTD.
11.42%
100%
OLEODUCTO DE CRUDO PESADO S.A.
36%
PETROWAYÚ S.A.[2]
22%
PETRORITUPANO S.A.[2]
100%
PETROBRAS PARTICIPACIONES S.L.
100%
ELECTRICIDADE COM S.A.
70%
ENECOR S.A.
49%
INVERSORA MATA S.A.
20%
PETROLERA MATA S.A.
80%
29.2%
PETROKARIÑA S.A.[2]
10.8%
100%
COROD PRODUCCIÓN S.A.
PETROLERA COROIL S.A.
20%
80%
20%
COROIL S.A.
29%
10.8%
29.2%
PETROVEN BRAS S.A.[2]
29.33%
URUGUAY-I S.A.
100%
EG3 RED S.A.
58.8816%
PETROLERA ENTRE LOMAS S.A. (PELSA)
23.1%
OLEODUCTOS DEL VALLE S.A.
28.5%
REFINOR S.A.
100%
PETROBRAS HISPANO S.A.
100%
CIESA TRUST[3]
40%
10%
COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
51%
TRANSPORTADORA DE GAS DEL SUR S.A.
99.98%
TELCOSUR S.A.
0.02%
49%
TRANSPORTE Y SERVICIOS DE GAS EN URUGUAY S.A.
51%
51%
49%
EMPRENDIMIENTOS DE GAS DEL SUR S.A.
49%
GAS LINK S.A.

[1] In process of merger by absorption with Petrobras Argentina S.A., Petrobras Energía Internacional S.A. and Albares Renovables Argentina S.A., being Pampa Energía S.A. the continuing entity.
[2] Mixed Companies.
[3] Petrobras Hispaso S.A. is the sole beneficiary ("beneficiario") and trustee ("fideicomisano") of the CIESA Trust.

Our Generation Business

The following chart depicts our electricity generation assets and our respective shares of the Argentine power generation market as of and for the years ended December 31, 2016, 2015 and 2014. Our generation operations derive revenues from the sale of electricity in the spot market and under term contracts, including Energía Plus contracts and WEM Supply Agreements.

Summary of Electricity Generation Assets	Hydroelectric			Thermal						Total
	HINISA	HIDISA	HHPPL¹	CTLL²	CTG³	CTP	CPB	Genelba¹	Ecoenergía¹
Installed Capacity (MW)	265	388	285	645	361	30	620	825	14	3,433
Market Share	0.8%	1.2%	0.8%	1.9%	1.1%	0.1%	1.8%	2.4%	0.04%	10.1%

Net Generation 2016 (GWh)	706	564	176	3,644	1,577	155	2,054	2,211	43	11,131
Market Share	0.5%	0.4%	na	2.7%	1.2%	0.1%	1.5%	na	na	8.2%
Sales 2016 (GWh)	706	564	176	3,644	2,076	155	2,056	2,499	44	11,921

Net Generation 2015 (GWh)	538	367	na	2,582	1,682	152	2,737	na	na	8,057
Variation Net Generation 2016-2015	0.4%	0.3%	na	1.9%	1.3%	0.1%	2.0%	na	na	+38.2%
Sales 2015 (GWh)	539	367	na	2,582	2,283	152	2,739	na	na	8,661

Net Generation 2014 (GWh)	516	322	na	3,421	1,528	131	3,090	na	na	9,008
Variation Net Generation 2015-2014	4.3%	+13.8%	na	-24.5%	+10.0%	+15.7%	-11.4%	na	na	+10.6%
Sales 2014 (GWh)	549	351	na	3,502	2,124	131	3,144	na	na	9,802

Average Price 2016 (Ps. / MWh)	257.1	248.3	359.1	400.5	450.8	762.6	209.8	502.25	889.7	388.7
Average Gross Margin 2016 (Ps. / MWh)	118.2	63.5	323.6	336.9	201.0	n.a.	16,2	172.9	279.3	192.1
Average Gross Margin 2015 (Ps. / MWh)	22.4	-14.1	n.a	322.7	111.4	n.a.	41.9	na	na	141.5
Average Gross Margin 2014 (Ps. / MWh)	20.6	-24.2	n.a	228.8	102.4	n.a.	39.7	na	na	118.3

Sources: Pampa Energía S.A. and CAMMESA

Note: gross margin before amortization and depreciation. 1. Includes data as from the closing of the Acquisition (July 27, 2016 - December 2016). 2. The installed capacity of CTLL includes 105MW of new gas turbine, which began operations in July 2016. 3. Gross margin of CTG considers results to CTP.

We are involved in several projects within the framework of the Argentine Government’s Energía Plus regulations and other market-based pricing frameworks.

Our Energía Plus projects include:

•         Güemes’ Open-Cycle: this project was the first of the Energía Plus expansion projects completed. Construction was completed in July 2008, and commercial operations began in September 2008. The project comprised the installation of a new natural gas-powered turbo generator. As a result of the commencement of commercial operations, Güemes’s installed capacity increased by approximately 40%, or an additional 100 MW, reaching a total installed capacity of approximately 361 MW. The supplier of the new equipment was GE Packaged Power. The open-cycle currently has an efficiency of approximately 1,998 kilocalories per kilowatt-hour (Kcal/KWh), or 43%.

•         Genelba Plus: In 2009, the construction works of the Genelba Plus open cycle gas-fired turbine were completed, which added 165 MW to the system. This thermoelectric plant is close to the existing Genelba plant and started its commercial operations in August 2009.

•         Loma de la Lata Project: this project consisted of the expansion of Loma de la Lata’s gross electricity generation capacity by 178 MW by means of converting the plant into a combined cycle system generator. Commercial operations began on November 1, 2011. The project comprised the installation of a new Siemens steam-turbine generator of three heat-recovery steam generators in order to increase the capacity of the plant by 178 MW, reaching a total installed capacity of approximately 553 MW. Because of certain problems with the new turbine, the increase was of 165MW instead of 178MW (see “Item 4. Our Business—Loma de la Lata” and “Item 8. Legal Proceedings—Legal proceedings involving Loma de la Lata”).

•         Ecoenergía: In 2011, the construction of Ecoenergía’s 14 MW power plant located at TGS’s General Cerri complex was completed and authorization for commercial operations was obtained. In 2012, the authorization to operate under the Energy Plus Program was granted.

Other Projects:

•         Loma de la Lata’s 2017 Expansion Projects: as a result of a state of emergency in the national electricity sector, the SE issued Resolution No. 21/16 calling for bids from parties interested in offering new electric power thermal generation capacity through the WEM during the following seasons: (i) summer of 2016/2017; (ii) winter of 2017 and (iii) summer of 2017/2018. CTLL submitted four project proposals in connection with the Call for Bids, both directly and indirectly through its affiliates. CAMMESA awarded a contract to CTLL in connection with two projects that consist of: (i) the installation of high-efficiency aero derivative gas turbines, which as of the date of this annual report is in progress with commercial operations expected to begin in August 2017, and (ii) the installation of six motor generators (Wärtsila W18V50DF) for a total capacity of 100 MW, which run on natural gas and fuel oil and are expected to have an output of 16.5 MW, each of (i) at CTLL premises and (ii), at CPB’s premises in Ingeniero White, Bahía Blanca, in the Province of Buenos Aires.

•         Greenwind: on October 15, 2015, Law No. 27,191 (regulated by Decree No. 531/2016) was passed establishing that by December 31, 2025, 20% of the total domestic energy demand in Argentina must be sourced from renewable energy sources. In connection with this statute, the ME&M launched a national and international bidding process to select projects for the supply of renewable electric energy to CAMMESA of up to 1000 MW each (including energy produced using different technologies such as wind, solar, biomass, biogas and small hydraulic projects of up to 50 MW). CTLL submitted four project proposals under the call for bids through its subsidiaries (Greenwind, PEFMSA, PEASA and Generación Solar AR I S.R.L.). CTLL was awarded a contract to develop the Corti project through Greenwind, which consists of a wind farm with 100 MW of installed capacity in Bahía Blanca, in the Province of Buenos Aires. Greenwind has entered into the respective supply and construction agreements for the construction and commissioning of wind farms in Bahia Blanca with affiliates of Vestas. Greenwind has also entered into the respective energy supply agreement with CAMMESA.

Genelba

History

Genelba is a 660 MW combined cycle gas-fired generating unit located at the central node of the Argentine electricity network, in Marcos Paz, about 50 km away from the City of Buenos Aires.

Genelba, which commenced commercial operations in February 1999, has two gas-fired turbines that receive gas through an 8 km duct connected to the transportation system operated by TGS. The electricity produced at Genelba is distributed via the national grid through a connection to the Ezeiza transforming station located only 1 km away from Genelba.

The allocation of electricity dispatched to the WEM, even though such electricity is produced for the spot market, is subject to market rules based on the lowest variable cost of electricity generation. Since Genelba uses combined cycle technology for a natural gas-fired power plant, our short-run variable cost is expected to be lower than the cost of most other thermoelectric power plants, granting significant competitive advantages to Genelba. Therefore, CAMMESA is expected to dispatch Genelba’s generating capacity before that of most other thermoelectric plants. Genelba stands out in the Argentine electricity market for its high reliability and efficiency. The plant is recognized as one of the combined cycle electric power plants with the highest availability in Argentina.

During 2007, the construction of the Genelba Plus open cycle gas-fired turbine was approved. In 2009, the construction works in connection with the new plant were completed, which added 165 MW to the system, totalizing 825 MW. This thermoelectric plant is close to the existing Genelba plant and started its commercial operations in August 2009. We use this unit to meet increased demand for electricity from our clients under supply agreements for large users in the WEM under the Energy Plus (Energía Plus) program (SE Resolution No. 1,281/06).

Operations

During 2016, the Genelba thermoelectric plant generated 2,211 GWh of electricity. The combined generation by Genelba and Genelba Plus represented 4% of total power generation and 6% of thermal generation in Argentina during 2016.

The following chart shows statistical generation data on Genelba:

2016(*)¹
Net Generation (GWh)	2,211
Energy Purchases (GWh)	-
Total Energy Sales (GWh)	2,499

Average Price (Ps. / MWh)	502.5
Average Gross Margin (Ps. / MWh)	172.9

(*) Note: Gross Margin before depreciation and amortization. ¹ Includes data as from the closing of the Acquisition (July 27, 2016 - December 2016).

Nihuiles and Diamante

History

In May 2006, we entered into a stock purchase agreement with EDF International S.A. (“EDFI”), a wholly-owned subsidiary of Electricité de France (“EDF”), to acquire approximately 64.9% of the voting capital stock of Nihuiles and 56.0% of the voting capital stock of Diamante. Simultaneously, we entered into an agreement with Stein Ferroaleaciones S.A. (“Stein”) pursuant to which Stein agreed to pay 15% of the purchase price owed to EDFI in consideration for a 9.7% equity interest in Nihuiles and an 8.4% interest in Diamante. In addition, in June 2006, we made an offer to Banco Galicia to purchase its 12.5% interest in Nihuiles and its 12.5% interest in Diamante. On that same date, we also made an offer to Nucleamiento Inversor S.A. (“NISA”) to purchase its 22.6% interest in Nihuiles and its 31.5% interest in Diamante. All of these offers were accepted in June 2006 and all transactions, including the purchase from EDFI and the transaction with Stein, closed in October 2006. As a result of these transactions, we acquired 90.3% of the capital stock of Nihuiles and 91.6% of the capital stock of Diamante, for a total purchase price of U.S. $55.1 million. In January 2008, we acquired the shares previously held by HIDISA’s Employee Participation Program, representing 2% of the capital stock of HIDISA. Following this acquisition, all Class C shares of HIDISA were converted to Class B shares, which are freely transferable to third parties. As a result, we currently control, directly and indirectly, 61% of the capital stock and voting rights of HIDISA. On December 18, 2009, the shareholders of HINISA agreed to cancel its Class “E” shares corresponding to HINISA’s Employee Stock Option Plan, representing 2% of its capital stock for Ps.4.4 million. As a result, we currently indirectly own 52.04% of the shares and votes of HINISA.

In October 2006, we entered into a shareholders’ agreement with Ultracore Energy S.A. (“Ultracore”), a company controlled by the Stein family, and Stein, which sets forth the rights and obligations of the respective parties with respect to Nihuiles and Diamante. Among others, such agreement provides for:

(1)     a right of first refusal in our favor;

(2)     a tag along right in favor of Ultracore, pursuant to which Ultracore is entitled to include its shares in any sale by us of our own shares;

(3)     the right of Ultracore to appoint one director and one alternate director in each of HINISA, HIDISA, Nihuiles and Diamante;

(4)     a veto right in favor of Ultracore in respect of certain governance matters; and

(5)     our obligation to cause HINISA’s board of directors to consider the execution of an electric energy supply agreement with Stein.

 Additionally, through Provincial Law No. 8,423, the Province of Mendoza created the company Empresa Mendocina de Energía Sociedad Anónima con Participación Estatal Mayoritaria (“EMESA”). Finally, on November 5, 2013, through Provincial Decree No. 2,058, the Province of Mendoza transferred all the equity owned in HIDISA and HINISA to EMESA.

Nihuiles

Nihuiles is a holding company that owns Class A and Class B shares representing 31.63% and 20.41%, respectively, of the voting capital stock of HINISA, a hydroelectric generation company with an installed capacity of 265.2 MW located in the Province of Mendoza. HINISA operates under a provincial concession for the hydroelectric use of water from the Atuel River, located in the department of San Rafael in the Province of Mendoza (approximately 1,100 km southwest of Buenos Aires) and under a national concession for the generation, sale and bulk trading of electricity from Nihuiles’ hydroelectric system (the “Nihuiles System”). The Nihuiles System consists of three dams and three hydroelectric power generation plants (Nihuil I, Nihuil II and Nihuil III), as well as a compensator dam, which is used to manage the system’s water flow for irrigation purposes. The Nihuiles System is located in the Atuel River in the department of San Rafael in the Province of Mendoza. The City of San Rafael is located approximately 1,100 km southwest of Buenos Aires and 75 km from Nihuil I. The Nihuiles System covers a total distance of approximately 40 km with a grid’s height ranging from 440 m to 480 m.

In addition, HINISA owns 4.5% of the capital stock of Termoeléctrica José de San Martín S.A. and 4.5% of the capital stock of Termoeléctrica Manuel Belgrano S.A.

The Province of Mendoza, through EMESA, currently owns Class D shares representing 10.21% of the capital stock of HINISA and Class C shares representing 37.75% of the capital stock of HINISA, and publicly announced in 2006 its intention to sell its Class C shares. Pursuant to HINISA’s public concession contracts, if the Province of Mendoza sells its Class C shares in HINISA, Nihuiles would be required to sell its Class B shares of HINISA (representing 20% of HINISA’s capital stock) through a public offering promptly after the Province’s sale of its Class C shares. Assuming that the Province of Mendoza sells its 37.75% interest in HINISA, and consequently Nihuiles is required to sell its Class B shares (representing 20% of the capital stock of HINISA), Nihuiles would no longer own a controlling interest in HINISA and would not be permitted to purchase any additional shares (of any class) of HINISA. Neither Nihuiles nor we have any control over the timing of the Province of Mendoza’s proposed sale or the price at which Nihuiles would be required to sell its Class B shares of HINISA. As a result, such shares may be sold at a time and price per share that is adverse to our interests. As of the date of this annual report, the Province of Mendoza has expressed no intention to modify HINISA’s by-laws. See “Item 3. Key Information—Risk Factors—Risks Relating to our Generation Business—We may no longer own a controlling interest in HINISA, one of our principal generation assets, if the Province of Mendoza sells its participation in HINISA.”

Diamante

Diamante is a holding company that owns 59% of the voting capital stock of HIDISA, a hydroelectric generation company with an installed capacity of 388 MW located in the Province of Mendoza. HIDISA operates under a provincial concession for the hydroelectric use of water from the Diamante River, located in the department of San Rafael in the Province of Mendoza, and under a national concession for the generation, sale and bulk trading of electricity from Diamante’s hydroelectric system (the “Diamante System”). The Diamante System consists of three dams and three hydroelectric power generation plants (Agua del Toro, Los Reyunos and El Tigre). The Diamante System covers a total distance of approximately 55 km with a height differential between 873 m and 1,338 m. HIDISA owns 2.4% of the capital stock of Termoeléctrica José de San Martín S.A. and 2.4% of the capital stock of Termoeléctrica Manuel Belgrano S.A.

Summary of HINISA and HIDISA concessions

HINISA’s and HIDISA’s main corporate purpose is the generation, sale and bulk trading of electric power through the exploitation of hydroelectric systems pursuant to the terms and conditions of the following concessions: (i) Provincial concessions granted by the government of the Province of Mendoza with similar terms and conditions (for HINISA and HIDISA) and at each company’s own risk for the hydroelectric exploitation of the Atuel River, in the case of HINISA, and the Diamante River, in the case of HIDISA. These concessions were granted pursuant to Provincial Law No. 6,088 dated December 21, 1993 and related provisions. (ii) National concessions granted by the Argentine Government with similar terms and conditions (for HINISA and HIDISA) and at each company’s own risk for hydroelectric power generation through HINISA’s and HIDISA’s respective hydroelectric systems. These concessions were granted pursuant to Laws No. 15,336, No. 23,696 and No. 24,065 and related provisions.

Term. The term of the HINISA and HIDISA concession agreements is 30 years, starting from June 1, 1994 in the case of HINISA and October 19, 1994 in the case of HIDISA.

Royalty payments. Each of HINISA and HIDISA is required under the respective concessions to make the following monthly royalty payments: (i) royalties in favor of (1) the Province of Mendoza, up to 12% in the case of HIDISA and up to 6% in the case of HINISA, and (2) the Province of La Pampa, up to 6% in the case of HINISA, in each case, of the amount resulting from the application of the corresponding bulk sale rate to the electricity sold, pursuant to the provisions of Section 43 of Law No. 15,336, as amended by Law No. 23,164. Pursuant to applicable regulations, in order to establish the basis for the calculation of such royalties, the monomic price (the price of electricity that includes both the price of energy and the capacity charge) of the electricity produced resulting from the following formula should be used: the sum of the value of power generated at the hour value fixed by the wholesale market plus the amount receivable for the power rendered to the spot market if such power were sold within a certain month, divided by the total power generated during the given month; (ii) royalties in favor of the Argentine Government of (1) up to 2.5% of the amount used as the basis for the royalties calculation in the case of HIDISA, and (2) up to 1.5%, estimated on the same basis in the case of HINISA; and (iii) royalties in favor of the Province of Mendoza of up to 2.5% of the amount used as the basis for the royalties calculation for both HINISA and HIDISA.

On February 2, 2017, SEE Resolution No. 19/17 terminated the remuneration scheme of SEE Resolution 22/16 as from the economic transactions for February 2017, which represented a new increase in HIDISA’s and HINISA's revenues mainly due to: (i) greater availability of power determined independently of the level of the dam, eliminating the risk of hydrology; and (ii) a higher price as a result of its dollarization, minimizing the risk associated with exchange rate fluctuations.

Consequently, based on the regulatory measures mentioned-above, HIDISA and HINISA have been able to recompose their economic and financial equation.

Contingency fund. HINISA and HIDISA, along with the other Argentine hydroelectric generation companies, are obligated to make quarterly payments to a foundation that owns and manages a contingency fund created to cover up to 80% of the difference between the aggregate amount of potential costs relating to any repair of the hydroelectric systems at any of the hydroelectric generation companies’ plants, and U.S.$5 million that are not covered by their respective insurance policies.

As a result of the economic crisis in Argentina in 2001 and 2002, the foundation’s administrative council decided that the contribution to the contingency fund in U.S. Dollars required under the concessions, the bidding terms and conditions and the relevant provisions of HINISA’s and HIDISA’s by-laws had to be converted into Pesos at an exchange rate of Ps.1.00 = U.S. $1.00. The indexation clauses contained in such concessions were also replaced with the “CER” (a benchmark stabilization coefficient). Upon the conversion from U.S. Dollars into Pesos, the Peso value of the contingency fund exceeded the required funding. As a result, HINISA and HIDISA, along with the other hydroelectric generation companies, have suspended payments to the contingency fund. However, we can make no assurance that HINISA and HIDISA will not be required to resume making payments to the contingency fund in the future.

From the effective date of the concessions until the suspension of payments, HINISA and HIDISA made contributions totaling U.S. $1.3 million and U.S. $1.9 million, respectively.

Fines and Penalties. HINISA and HIDISA are subject to potential penalties and fines under their respective concessions that are calculated on the basis of the aggregate gross amount invoiced for the 12-month period preceding the imposition of any such penalty. Such penalties and fines range from 0.1% to 1% (in cases of breach of the terms of the agreement or regulations applicable to electric power generation, dam safety, water management, environmental protection, and non-compliance of instructions from the Organismo Regulador de Seguridad de

Presas (“ORSEP”), CAMMESA, any of the governing authorities or the ENRE); from 0.02% to 0.2% (in cases of delays or lack of payment of contributions to the contingency fund and insurance policies and for taking action without prior authorization of the respective governing authorities), from 0.01% to 0.1% (in cases of failure to submit any requested information or failure to file mandatory reports); from 0.03% to 0.3% (in cases of failure to keep routes and roads open to traffic and free from soil, air or water pollution, and delays in the fulfillment of mandatory works) and from 1% to 10% (in cases of any actions considered by the governing authorities as termination events under the concessions). In the event that the fines levied over a 12-month period exceed 20% of the gross amount invoiced for power sales, the granting authority would be entitled to terminate the relevant concession agreement.

Performance guaranties. As security for the performance of their obligations under the respective concessions, HINISA and HIDISA have each deposited Ps.2.0 million for the benefit of the relevant granting authority under the respective concession. Absent any set off by the relevant granting authority in the event of a breach or any other event of non-compliance under the terms of the respective concession agreements, the guarantee amounts would be released to HINISA and HIDISA, respectively, upon the expiration or termination of the respective concession agreement.

Termination of concessions. HIDISA’s and HINISA’s concession agreements may be terminated for the following reasons (i) breach of material contractual and legal obligations. In such case, HINISA or HIDISA, as applicable, shall remain in charge of their concessions during a transitional period established by the granting authority, not exceeding 12 months, and shall indemnify the Argentine Government and the Province of Mendoza for any damages caused (the granting authorities may also apply the performance guarantee amounts toward the payment of any damages). Within 90 days following the receipt of the relevant termination notice, a new company must be incorporated, which would be granted a similar concession and a public bidding process would be called for the purpose of selling the shares of such newly formed company. After deducting all fines, interest and withholdings for prospective claims, the balance would be distributed to HINISA or HIDISA, as applicable, as the only compensation for the transfer of the concessions; (ii) certain bankruptcy events in respect of HINISA or HIDISA (as applicable), including any liquidation or winding-up proceedings. In such case, the termination of the relevant concession shall be automatic; (iii) force majeure or certain actions by third parties that prevent the compliance by HINISA and HIDISA of their respective obligations under their respective concession agreements; or (iv) expiration of the respective terms of the concession agreements.

In addition, Section 14(d) of Law No. 6,088 of the Province of Mendoza provides for the termination of the concessions for reasons of public interest or expropriation for public use.

After the termination of the concession agreements for any cause, any assets transferred to HINISA and HIDISA under the respective concession agreements shall be transferred back to the Province of Mendoza and the Argentine Government, as applicable.

HINISA’s operations

The Nihuiles System has a total nominal installed capacity of 265.2 MW. Since 1990, the average annual generation has totaled 842 GWh, with the highest level of generation (1,250 GWh) recorded in 2006 and the lowest level (516 GWh) recorded in 2014.

HINISA’s revenues consist of sales of energy and capacity. In 2016, 100% of HINISA’s sales were into the spot market. Total revenues for the year ended December 31, 2016 were Ps.181 million, due to energy sales of 706 GWh, 31% higher than in 2015, with a hydraulic contribution of 904 Hm3, 34% higher than in 2015.

The following chart shows certain relevant generation and sales statistical data on HINISA for the years ended December 31, 2012, 2013, 2014, 2015 and 2016:

	2016(*)	2015(*)	2014(*)	2012(*)	2013(*)
Net Generation (GWh)	706	538	516	689	616
Energy Purchases (GWh)	0	1	33	276	217
Total Energy Sales (GWh)	706	539	549	965	833

Average Price (Ps. / MWh)	257.1	160.2	155.6	186.2	167.3
Average Gross Margin (Ps. / MWh)	118.2	22.4	20.6	60.2	33.1

(*) Note: Gross Margin before depreciation and amortization.

HIDISA’s operations

The Diamante System has a total nominal installed capacity and effective power of 388.4 MW. Since 1990, the average annual generation has totaled 569 GWh, with the highest level of generation (943 GWh) recorded in 2006 and the lowest level (322 GWh) recorded in 2014.

HIDISA’s revenues consist of sales of energy and capacity. In 2016, 100% of HIDISA’s sales were into the spot market. Total revenues for the year ended December 31, 2016 were Ps.140 million, mainly attributable to energy sales of 564 GWh, 54% higher than in 2015, with an hydraulic contribution of 1,056 Hm3, 51% higher than in 2015.

The following chart shows certain relevant generation and sales statistical data on HIDISA for the years ended December 31, 2012, 2013, 2014, 2015 and 2016:

	2016(*)	2015(*)	2014(*)	2013(*)	2012(*)

Net Generation (GWh)	564	367	322	421	441
Energy Purchases (GWh)	0	0	29	209	280
Total Energy Sales (GWh)	564	367	351	630	721

Average Price (Ps. / MWh)	248.3	174.5	166.2	202.7	215.9
Average Gross Margin (Ps. / MWh)	63.5	(14.1)	(24.2)	27.9	49.6

(*) Note: Gross Margin before depreciation and amortization.

CTLL

History

In December 2006, Central Puerto S.A. (“Central Puerto”) agreed to sell and assign to us all of the property (both tangible and intangible), land, assets, equipment and personnel (including contracts relating to management personnel) that comprised Central Puerto’s thermal generation plant located at Loma de la Lata in the Province of Neuquén, for a total purchase price of U.S. $60 million. The purchase of the Loma de la Lata generation asset from Central Puerto was consummated in May 2007. In addition, as Loma de la Lata is located close to the largest gas field in Argentina, which bears the same name and is 100% owned by YPF, Loma de la Lata has also acquired from Central Puerto the gas pipeline that connects the plant to YPF’s gas field. On November 1, 2011, CTLL initiated the commercial operations of the Loma de la Lata project, which involved the expansion of gross generation capacity in Loma de la Lata by approximately 165 MW by converting the plant into a generating combined cycle unit. The project increased the capacity of Loma de la Lata by approximately 50% without the need for additional gas consumption, resulting in greater efficiency.

Operations

Loma de la Lata owns the thermal generation plant located at Loma de la Lata in the Province of Neuquén, which has an installed capacity of approximately 553 MW. The Loma de la Lata plant has three gas turbines with a capacity of 125 MW each and a one steam turbine with capacity of 178 MW (because of certain problems with the new turbine, the increase was of 165 MW), totalizing 645 MW. CTLL is located near one of the largest gas fields in Argentina bearing the same name. Loma de la Lata had a net production of 3,644 GWh in 2016, 41% higher than in 2015. Total revenues for the year ended December 31, 2016, were Ps.1,460 million, 38.90% lower than in 2015.

During the period 1997-2016, the average annual generation has totaled 1,606 GWh, with the highest level of generation 3,644 GWh recorded in 2016 and the lowest level 272 GWh recorded in 2002.

The following chart shows certain relevant generation and sales statistical data on Loma de la Lata for the years ended December 31, 2012, 2013, 2014, 2015 and 2016:

	2016(*)	2015(*)	2014(*)	2013(*)	2012(*)
Net Generation (GWh)	3,644	2,582	3,421	1,947	2,479
Energy Purchases (GWh)	-	-	81	425	290
Total Energy Sales (GWh)	3,644	2,582	3,502	2,372	2,769
Average Price (Ps. / MWh)	400,5	407.1	270.4	237.3	260.4
Average Gross Margin (Ps. / MWh)	336,9	322.7	228.8	103	118.9

(*) Note: Gross Margin before depreciation and amortization.

CTLL's 2014 Expansion Project

In September 2014, the Argentine Government, through the SE, and the leading companies of the Argentine energy sector (including Pampa’s generator), executed the 2014 Thermal Generation Expansion Agreement for the expansion of the total thermal generation capacity in Argentina.

The 2014 Thermal Generation Expansion Agreement contemplated the execution of individual agreements between the SE and each corporation (and its affiliates) to provide for the specific terms and conditions for the execution of new generation projects. On October 27, 2014, the Pampa’s generators executed the Specific Conditions.

Under the 2014 Thermal Generation Expansion Agreement and the Specific Conditions, subject to the satisfaction of certain conditions precedent (including the execution of a WEM Supply Agreement under SE Resolution No. 220/2007, Pampa’s generators agreed to execute the CTLL 2014 Expansion Project to expand the generation capacity of CTLL by 120MW. In this respect, the commissioning of the 105 MW gas turbine took place on July 15, 2016, while the installation of the 15 MW engine set is in the construction stage, and commissioning is expected for the fourth quarter of 2017.

The CTLL 2014 Expansion Project is financed by CAMMESA up to an amount equivalent to: (i) the credits arising from the 2008-2015 future surplus sale settlements with maturity dates to be determined (Liquidaciones de Venta con Fecha de Vencimiento a Definir, or the “LVFVDs”) accrued by Pampa’s generators under SE Resolution No. 406/2003 which are not committed to other projects; and (ii) the credits arising from the LVFVDs accrued by Pampa’s generators until December 2015 included as “Additional Remuneration” which are allocated to the trust included in the scheme established for the remuneration of the generation sector provided for in SE Resolution No. 95/2013, as amended (see “Item 4. The Argentine Energy Sector —SE Resolution No. 95/2013, as amended—Price scheme and other modifications to the WEM”). In order to commit the credits specified in (i) and (ii), Pampa’s generators assigned such credits to CAMMESA.

The amounts arising from the credits specified in (i) and (ii) above were transferred to an account administered by CAMMESA. In order to draw such funds CTLL executed a loan agreement with CAMMESA. As of December 31, 2016, CAMMESA transferred a total amount of Ps.735.7 million which were applied to the contracts for the installation of the aero-derivative gas-fired turbine.

The remuneration scheme for the CTLL 2014 Expansion Project included a WEM Supply Agreement under SE Resolution No. 220/2007 and the scheme established for the remuneration of the generation sector provided in SE Resolution No. 95/2013, as amended. The portion of the generation capacity to be remunerated under the WEM Supply Agreement shall be equal to the percentage resulting from the sum of: (i) the LVFVDs applied for the previous CTLL’s project and the CTP (as defined below) project and (ii) the payments made by CTLL in cash for the CTLL 2014 Expansion Project; over the total amount of the cost of the CTLL 2014 Expansion Project. Such percentage shall apply over the net generation capacity of the unit. As of the date of this annual report, the new scheme established for the remuneration of the generation sector was set forth in SEE Resolution No. 19/17 (see “Item 4. The Argentine Energy Sector—SEE Resolution No. 19/17: New Remuneration Scheme for Old Capacity”).

CTLL’s 2017 Expansion Projects

As a result of the state of emergency in the national electricity sector, the SE issued Resolution No. 21/16 calling for bids from parties interested in offering new electric power thermal generation capacity through the WEM during the following seasons: (i) summer of 2016/2017, (ii) winter of 2017 and (iii) summer of 2017/2018.

The terms of the Call for Bids were established in SE Note No. 161/16. The conditions applicable to the generation capacity to be offered were as follows: (i) the plant should have a minimum capacity of 40 MW; (ii) each generating unit should have a minimum capacity of 10 MW; and (iii) the equipment used should have double fuel consumption capacity (with certain exceptions).

Successful bidders entered into a “wholesale demand agreement” with CAMMESA on behalf of distributors and GUMES.

CTLL submitted four project proposals in connection with the Call for Bids, both directly and indirectly through certain of its affiliates. CAMMESA awarded a contract to CTLL in connection with two projects that consist of: (i) the installation of high-efficiency aero derivative gas turbines which as of the date of this report is in progress with commercial operations expected to begin in August 2017; and (ii) the installation of six motor generators (Wärtsila W18V50DF) for a total capacity of 100 MW, which run on natural gas and fuel oil and are expected to have an output of 16.5 MW, each of (i) at CTLL premises and (ii) at CPB premises in Ingeniero White, Bahía Blanca, in the Province of Buenos Aires.

On July 1, 2016, and December 5, 2016, CTLL and CAMMESA entered into the wholesale demand agreement in connection with the two projects, , which provide for the sale of the capacity offered under the Call for Bids and the power generated by the new unit for a term of ten years following commencement of commercial operations. Each wholesale demand agreement provides for the application of the capacity payments and the remuneration of variable costs associated with the operation and maintenance of the units. Furthermore, they contemplate penalties for delays with respect to the agreed commercial operations commencement dates and for any breach related to a failure to provide the committed energy availability (100%).

Piedra Buena

History

In July 2007, we entered into a stock purchase agreement with Albanesi S.A. and certain subsidiaries of Matlin Patterson for the acquisition of 100% of the capital stock of IBP, which in turn holds 100% of the capital stock of Piedra Buena, which owns a thermal generation plant located in Ingeniero White, Bahía Blanca, in the Province of Buenos Aires, approximately 600 kilometers away from the City of Buenos Aires. The total purchase price for the acquisition, which closed in August 2007, was U.S. $85 million and also included the acquisition of 100% of the capital stock of IPC Operations Limited, a company organized in the United Kingdom whose Argentine subsidiary provides certain management services to Piedra Buena.

Operations

Piedra Buena is an open-cycle thermal generation plant with an installed capacity of 620 MW, consisting of two identical conventional units (Unit 29 and Unit 30) with a capacity of 310 MW each. Piedra Buena can be powered either by natural gas or by No. 6 fuel oil (though it was originally designed and partially equipped to burn coal as well). The plant currently stores up to 60,000 m3 of fuel oil in two separate storage tanks and owns, operates and maintains a 22-kilometer natural gas pipeline that is connected to the main pipeline of TGS. Furthermore, given Piedra Buena’s 39-hectare area, the plant’s fuel storage capacity could be expanded. Piedra Buena supplies the electricity it generates through its 27-kilometer 500 kV transmission lines, which are connected to the 500 kV transmission system. In addition, Piedra Buena has its own facilities at the Bahía Blanca port, and although Piedra Buena shares these facilities with other companies, it has a priority access right to use the port’s loading facilities. Piedra Buena sells electricity to the spot market.

Piedra Buena’s revenues consist of sales of energy and capacity. Total revenues for the year ended December 31, 2016, were Ps.433 million, for energy sales of 2,055 GWh, 24,9% lower than in 2015. During the 1997-2016 period, the average annual generation has totaled 2,190 GWh, with the highest level of generation (3,434 GWh) recorded in 2011 and the lowest level (189 GWh) recorded in 2002.

The following chart shows certain relevant generation and sales statistical data on Piedra Buena for the years ended December 31, 2012, 2013, 2014, 2015 and 2016:

	2016(*)	2015(*)	2014(*)	2013(*)	2012(*)
Net Generation (GWh)	2,054	2,737	3,090	2,229	3,265
Energy Purchases (GWh)	1	2	55	447	565
Total Energy Sales (GWh)	2,055	2,739	3,145	2,676	3,830
Average Price (Ps. / MWh)	209.8	152.2	129.2	144.10	539.80
Average Gross Margin (Ps. / MWh)	16.2	41.9	39.7	(12.00)	1.80

(*) Note: Gross Margin before depreciation and amortization.

As of the date of this annual report, Piedra Buena is not buying natural gas or fuel oil pursuant to SE Resolution No. 95/2013. Consequently, CAMMESA centralizes the acquisition of fuels for WEM’s generators (for more information please see “Item 4.Our Business—The Argentine Energy Sector SE Resolution No. 95/2013, as amended – Price scheme and other modifications to the WEM”). It only maintains natural gas transport contracts that were active at the time such resolution was issued, such as, for example, the interruptible and firm gas transportation contracts with TGS for up to 3,600 Dam3 per day and the firm gas transportation contract with Pampa Comercializadora S.A.

CTG

History

Our thermal generation plant CTG, is located in the northwestern region of Argentina, in the City of General Güemes, in the Province of Salta. This plant is a major generator within the WEM. CTG was privatized in 1992 and awarded to the consortium composed of Iberdrola, Duke, TCW and certain other investors. The purchase price paid by this consortium was U.S. $86.2 million for 60% of the capital stock of CTG, in addition to the assumption of U.S. $60 million in indebtedness.

In November 2006 and December 2006, we entered into purchase agreements to acquire indirect control of CTG for a total purchase price of U.S. $16.6 million. In January 2007, we consummated the acquisition through the purchase of (1) 100% of the voting capital stock of Dilurey S.A. (“Dilurey”), a corporation organized under the laws of Uruguay, which held at that time 90% of the capital stock of Powerco S.A. (“Powerco”), a corporation organized in the Province of Salta, which in turn owned 60% of the voting capital stock of CTG, and (2) an additional 8% of the capital stock of Powerco. On June 9, 2010, Dilurey changed its name to Pampa Inversiones. In November 2006, we also entered into a one-year option agreement with Mr. Carlos Armando Peralta, the former chief executive officer of CTG, pursuant to which Mr. Peralta and we had an option to sell or purchase, respectively, shares of Powerco representing 2% of Powerco’s capital stock held by Mr. Peralta. In August 2007, pursuant to this option agreement, we acquired the remaining 2% of the capital stock of Powerco from Mr. Peralta for U.S. $460,000. In September 2007, CTLL, one of our wholly-owned subsidiaries, subscribed 180,869,600 non-voting preferred shares issued by CTG, which were subsequently converted into ordinary shares (representing 74.20% of CTG’s total voting capital stock). In addition, on October 3, 2008, we acquired all of the shares of the CTG employee stock ownership program (representing 2.58% of CTG’s total voting capital stock).

Consistent with our strategy of enhancing the value and profitability of our generation assets by expanding the generating capacity of certain of our power generation plants within the framework of the Energía Plus regulations, in 2008 we completed the first of these projects, which expanded CTG’s generation capacity through the installation of a new, state-of-the-art gas-fired turbine.

Construction was completed in July 2008, and commercial operations commenced in September 2008. CTG’s installed capacity increased by approximately 40%, or an additional 100 MW, reaching a total installed capacity of approximately 361 MW. The open-cycle currently has an efficiency of approximately 1,998 kilocalories per kilowatt-hour (Kcal/KWh), or 43%.

On September 27, 2013, the boards of directors of CTG, EGSSA Holding S.A. (“EGSSAH”) and Emedersa Generación Salta S.A. (“EGSSA”) resolved that it would be beneficial for these companies if they were merged into a single company, where CTG would be the surviving company. The purpose of this merger was to optimize the resources of each of the companies by simplifying and consolidating their administrative and operational structure. On November 5, 2013, pursuant to the required procedures, the boards of directors of CTG, EGSSAH and EGSSA approved the special financial statements of each company for merger purposes, the preliminary merger agreement executed among CTG, EGSSAH and EGSSA, and the argentine merger prospectus that described the terms and conditions of the merger. For accounting, fiscal and legal purposes, the effective merger date was retroactive to October 1, 2013. On December 20, 2013, a shareholders’ meeting of each company took place, where the merger and all of the documentation relating to it were approved. On February 13, 2014, the final merger agreement was executed. As a result of this merger, since EGSSAH was a public company, with its shares listed on the Mercado de Valores de Buenos Aires S.A. (the “Buenos Aires Stock Market” or “MERVAL”), CTG as the surviving company requested the relevant authorities to have its shares to be listed on the Buenos Aires Stock Market.

In November 2015, the approvals of the relevant authorities were granted and CTG’s shares were listed on the MERVAL. The shareholders of CTG are (i) the Company, which currently holds, directly and indirectly, 90.43% of CTG’s voting capital stock, (ii) the Argentine Government which holds 6.70% of CTG’s voting capital stock and (iii) minority public shareholders and the ANSES, which hold the remaining 2.87% of CTG’s voting capital stock.

Central Térmica Piquirenda

Central Térmica Piquirenda (“CTP”) is located in the northwestern region of Argentina, in a location known as Piquirenda, District of Aguaray, Department of General San Martín, in the Province of Salta. Its construction started in early 2008 and was completed by 2010. CTP has a 30 MW thermal electricity generation plant comprised of ten GE Jenbacher JGS 620 gas-powered motor-generators, which represent 0.1% of the installed capacity in Argentina.

CTP started commercial operations on May 3, 2011. On July 15, 2011, CTP executed the WEM Supply Agreements, as defined below, under SE Resolution No. 220/2007. The agreed price was U.S.$18,000/MW per month and the amount recognized as maintenance and operation costs is U.S.$10/MWh, adding a variable price for cost of fuel. On July 14, 2011, under SE Note No. 4,997, the SE authorized CTP to fire Gas Plus as generation fuel.

Operations

The following chart shows certain relevant generation and sales statistical data on CTG for the years ended December 31, 2016, 2015, 2014, 2013 and 2012:

	2016(*)	2015(*)	2014(*)	2013(*)	2012(*)
Net Generation (GWh)	1,577	1,682	1,528	1,675	1,533
Energy Purchases (GWh)	500	601	596	593	483
Total Energy Sales (GWh)	2,077	2,283	2,124	2,268	2,016
Average Price (Ps. / MWh)	450.8	304.2	293	196.8	218.6
Average Gross Margin (Ps. / MWh)	201.0	111.4	102.4	51.9	41.3

(*) Note: Gross Margin before depreciation and amortization.

The following chart shows certain relevant generation and sales statistical data on CTP for the years ended December 31, 2016, 2015, 2014, 2013 and 2012:

	2016(*)	2015(*)	2014(*)	2013(*)	2012(*)
Net Generation (GWh)	155	152	131	130	110
Average Price (Ps. / MWh)	762.6	699.6	678.2	440.3	411.8
Average Gross Margin (Ps. / MWh)	n.a.	n.a.	n.a.	n.a.	222.2

(*) Note: Gross Margin before depreciation and amortization.

CTG has a total installed capacity of 361 MW, comprised of 261 MW steam generation units and a 100 MW gas combustion turbine. CTG had net production of 1,577 GWh in 2016. CTG provides system quality assurance (frequency and voltage) to the northwestern and northern regions of Argentina and, due to its geographical location, it is able to receive gas from Bolivia. CTG’s steam turbines are open cycle generation units with a gross capacity of 261 MW. CTG’s steam turbine combustion equipment is comprised of two Skoda steam turbines, with a gross capacity of 63 MW each, and a third Skoda steam turbine with a gross capacity of 135 MW. CTG’s gas turbine equipment is comprised of a GE MW LMS100 aero-derivative gas-fired turbine generator with a gross capacity of 100 MW. CTG mostly sells electricity to the local spot market and to the Energía Plus market. Total revenues for the year ended December 31, 2016 (including CTG and CTP) were Ps.1,053 million, mainly due to energy sales of 2,076 GWh by CTG, 9% lower than in 2015 and energy sales of 155 Wh by CTP, 2% higher than in 2015.

Royalty assignment agreement

In June 2007, CTG and the Province of Salta entered into a royalty assignment agreement pursuant to which the Province agreed to assign natural gas to CTG, which the Province is entitled to collect as in-kind royalties in respect of natural gas produced within the provincial territory. In consideration for such assignment, CTG committed to pay a 5% premium over the applicable average wellhead gas price. The term of the agreement is five years, starting from the date of the first delivery of natural gas, and is subject to an automatic renewal clause. The daily amount under the agreement may reach 500,000 m3 per day if the production of gas in the Province of Salta increases from the production level existing at the time of the agreement’s execution. As of the date of this annual report, CTG had not requested any deliveries under this agreement because it was able to supply the new 100 MW of generation with gas contracted with several suppliers, such as Pan American Energy LLC, Petrolera Pampa or other gas traders.

Pichi Picún Leufú

History

A 30-year concession was awarded for hydroelectric power generation at HPPL beginning in August 1999. The complex has three electricity generating units with an installed capacity of 285 MW and is located in the Comahue region, in the Province of Neuquén.

Concession. HPPL’s main corporate purpose is the generation, sale and bulk trading of electric power through the exploitation of hydroelectric systems pursuant to the following terms and conditions:

•         Term. The term of the HPPL concession agreements is 30 years, starting from August 30, 1999.

•      Royalty payments. Pursuant to our concession contract and applicable laws, as from August 2002 we paid 1% in hydroelectric royalties, with scheduled annual increases of 1% per year until royalties reached a cap of 12%, based upon the tariff rate applied to block sales of the electricity sold. As of December 31, 2016, we paid the maximum rate of hydroelectric royalties at a rate of 12%. In addition, we pay the Argentine Government a monthly fee for the use of the water source amounting to 0.5% of the same amount used for the calculation of hydroelectric royalties

•         Contingency fund.  HPPL, along with the other Argentine hydroelectric generation companies, are obligated to make quarterly payments to a foundation that owns and manages a contingency fund created to cover up to 80% of the difference between of the aggregate amount of potential costs relating to any repair of the hydroelectric systems at any of the hydroelectric generation companies’ plants and U.S.$5 million that are not covered by their respective insurance policies.

•         Performance guaranties. As security for the performance of their obligations under the respective concessions, HPPL deposited Ps.2.0 million for the benefit of the relevant granting authority under the respective concession. Absent any set off by the relevant granting authority in the event of a breach or any other event of non-compliance under the terms of the respective concession agreement, the guarantee amounts would be released to HPPL upon the expiration or termination of the respective concession agreement.

•         Fines and Penalties. HPPL is subject to potential penalties and fines under the concessions that are calculated on the basis of the aggregate gross amount invoiced for the 12-month period preceding the imposition of any such penalty. Such penalties and fines range from 0.1% to 1% (in cases of breach of the terms of the agreement or regulations applicable to electric power generation, dam safety, water management, environmental protection, and non-compliance of instructions from the ORSEP, CAMMESA, any of the regulatory authorities or the ENRE); from 0.02% to 0.2% (in cases of delays or lack of payment of contributions to the contingency fund and insurance policies and for taking action without prior authorization of the respective regulatory authorities), from 0.01% to 0.1% (in cases of failure to submit any requested information or failure to file mandatory reports); from 0.03% to 0.3% (in cases of failure to keep routes and roads open to traffic and free from soil, air or water pollution, and delays in the fulfillment of mandatory works) and from 1% to 10% (in cases of any actions considered by the regulatory authorities as termination events under the concessions). In the event that the fines levied over a 12-month period exceed 20% of the gross amount invoiced for power sales, the granting authority would be entitled to terminate the relevant concession agreement.

•         Termination of concessions. HPPL’s concession agreements may be terminated for the following reasons (i) breach of material contractual and legal obligations, in which case, HPPL, shall remain in charge of the concessions during a transitional period established by the granting authority, not exceeding 12 months, and shall indemnify the Argentine Government for any damages caused (the granting authorities may also apply the performance guarantee amounts toward the payment of any damages). Within 90 days following the receipt of the relevant termination notice, a new company must be incorporated, which would be granted a similar concession and a public bidding process would be called for the purpose of selling the shares of such newly-formed company. After deducting all fines, interest and withholdings for prospective claims, the balance would be distributed to HPPL as the only compensation for the transfer of the concessions; (ii) certain bankruptcy events in respect of HPPL, including any liquidation or winding-up proceedings, in which case, the termination of the relevant concession shall be automatic; (iii) force majeure or certain actions by third parties that prevent the compliance by HPPL of its obligations under their concession agreement; or (iv) expiration of the term of the concession agreements.

Operations

HPPL generated 176 GWh of electricity in 2016 representing approximately 0.4% of total power generation in Argentina and 1.4% of total hydraulic generation in Argentina for 2016. The 494 GWh of electricity generated represented a decrease of 49% compared to 2015 due to lower incoming water flow from the Rio Limay and Collón Cura rivers.

The following chart shows certain relevant generation and sales statistical data on HPPL for the year ended December 31, 2016:

2016(*)¹
Net Generation (GWh)	176
Average Price (Ps. / MWh)	359.1
Average Gross Margin (Ps. / MWh)	323.6

(*) Note: Gross Margin before depreciation and amortization. ¹ Includes data as from the closing of the Acquisition (July 27, 2016 - December 2016).

Ecoenergía

History

In 2011, the construction of Ecoenergía’s 14 MW power plant, located at TGS’s General Cerri complex was completed and authorization for commercial operations was obtained. The authorization to operate the plant under the Energy Plus program was granted in 2012. During 2016, Ecoenergía had its fourth full year of operation under the Energy Plus regulatory framework.

Operations

Ecoenergía generated 43 GWh of electricity in 2016. The following chart shows certain relevant generation and sales statistical data on Ecoenergía for the year ended December 31, 2016:

2016(*) ¹
Net Generation (GWh)	43
Average Price (Ps. / MWh)	889.7
Average Gross Margin (Ps. / MWh)	279.3

       (*) Note: Gross Margin before depreciation and amortization.
¹ Includes data as from the closing of the Acquisition (July 27, 2016 - December 2016).

Central Térmica Parque Industrial Pilar (Albares)

On September 14, 2016, we acquired 100% of the capital stock and voting rights of Albares (currently merged into us) for U.S.$ 5,955,497. Albares was awarded the construction of a new thermal power generation plant at Pilar’s Industrial Park (located in the county of Pilar in the Province of Buenos Aires) in connection with the Call for Bids.

The awarded project is for the construction of a new 100 MW (approximately) thermal power generation plant at the Pilar Industrial Park (Pilar District, in the Province of Buenos Aires). The project comprises the installation of six Wärtsila motor generators (Wärtsila W18V50DF) for a total capacity of 100 MW, which run on natural gas and fuel oil and will have an output of 16.5 MW each. In connection with the project, Albares entered into a demand agreement with CAMMESA for a term of ten years and agreed to install six generator sets. The motor generators are estimated to be commissioned in the fourth quarter of 2017. Albares has entered into the respective supply and construction agreements for the construction and commissioning of the project with Wärtsila affiliates.

Greenwind

In order to continue expanding our generation business, on April 18, 2016, CTLL acquired 100% of the capital stock of Greenwind, for an amount of U.S.$2.1 million. Greenwind is a company incorporated under the laws of Argentina whose purpose is to develop an eolic project named “Corti” which consists of a wind farm with a 100MW capacity, located in Bahía Blanca, in the Province of Buenos Aires. For such purpose, Greenwind has a legal right of use and profit from 1,500 hectares of land where wind measurements have been taking place for the last four years.

On October 15, 2015, Law No. 27,191 (regulated by Decree No. 531/2016) was passed establishing that by December 31, 2025, 20% of the total domestic energy demand in Argentina must be sourced from renewable energy sources. In connection with this statute, the ME&M launched the RenovAR 1 Program. CTLL submitted four project proposals under the call for bids through its subsidiaries (Greenwind, PEFMSA, PEASA and Generación Solar AR I S.R.L.). CTLL was awarded a contract to develop the Corti project through Greenwind, which consists of a wind farm with 100 MW of installed capacity in Bahía Blanca, in the Province of Buenos Aires. Greenwind has entered into the respective supply and construction agreements for the construction and commissioning of wind farms in Bahia Blanca with affiliates of Vestas.

On March 10, 2017, our subsidiaries CTLL and Pampa Participaciones sold of 50% of Greenwind capital stock. See (“Item.4—Recent Developments— Sale of 50% Greenwind Capital Stock).

Our Electricity Distribution Business

Electricidad Argentina S.A. (EASA)

EASA (in process of merger by absorption with CTLL) is the holding company of Edenor, our main electricity distribution subsidiary. In June 2007, we agreed to acquire from EASA’s former indirect shareholders their interests in Dolphin Energía S.A. (“DESA”) and IEASA, which collectively held 100% of EASA’s capital stock, in exchange for new shares of our capital stock. The transaction closed on September 28, 2007, on which date we issued 480,194,242 shares of our capital stock to the former indirect shareholders of EASA. On March 28, 2011, DESA and IEASA merged, the surviving company being IEASA.

Prior to its acquisition in September 2005 by, DESA and IEASA, among others, EASA’s capital stock was held by EDFI, and EASA was engaged in certain other business activities (including holding the capital stock of other EDF affiliates). Since October 2005, EASA’s activities have been limited to the holding of its 51% controlling stake in Edenor and to providing certain financial consulting services to Edenor. In July 2006, EASA completed a comprehensive restructuring of all of its outstanding financial indebtedness, which had been in default since 2002. In connection with this restructuring, EASA issued approximately U.S. $85.3 million in new U.S. Dollar-denominated notes in exchange for the cancellation of approximately 99.94% of its outstanding financial debt (as of the date of this annual report EASA’s outstanding notes have been called for redemption).

In April 2007, Edenor completed the initial public offering of its Class B common shares, in the form of shares and ADSs. Edenor’s ADSs are listed on the NYSE under the symbol “EDN”, and its Class B shares are listed on the BCBA under the same symbol. Following the initial public offering, EASA continued to hold 51% of Edenor’s common stock (in the form of Class A shares), and substantially all of the remaining 48.46% of Edenor’s common stock is held by the public.

On April 21, 2017, the shareholders of CTLL, IEASA and EASA approved the merger, the preliminary merger agreement and the special financial statements required for their merger. As of the date of this annual report, the definitive merger agreement had not been executed and, therefore, the approval of the IGJ was pending. See (“Item4. Recent Developments—Merger of CTLL, IEASA and EASA).

In accordance with the terms of Edenor’s concession, EASA has pledged its 51% stake in Edenor to the Argentine Government to secure the obligations set forth in Edenor´s concession. See “Item 4. Our Business— Our Distribution Business—Empresa Distribuidora y Comercializadora Norte (Edenor) —Edenor’s Concession—Pledge of Class A Shares.”

Empresa Distribuidora y Comercializadora Norte S.A. (Edenor)

We believe Edenor was the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and in Pesos) in 2016. Edenor holds a concession to distribute electricity on an exclusive basis to the northwestern zone of the greater Buenos Aires metropolitan area and the northern portion of the City of Buenos Aires, comprising an area of 4,637 square kilometers and a population of approximately 8.5 million people. As of December 31, 2016, Edenor served 2,867,250 customers.

Edenor’s concession

Edenor is a public service company incorporated on July 21, 1992 as part of the privatization of the Argentine state‑owned electricity utility, SEGBA. At the time of privatization, SEGBA was divided into three electricity distribution companies, including Edenor, and four electricity generation companies, and, as part of the privatization process, in August 1992 the Argentine Government granted Edenor a concession to distribute electricity on an exclusive basis within a specified area, which we refer to as Edenor’s service area, for a period of 95 years.

Term. Edenor’s concession currently expires on August 31, 2087, and can be extended for one additional 10-year period if Edenor requests the extension at least 15 months before expiration. The Argentine Government may choose, however, to grant Edenor the extension on a non-exclusive basis. The concession period was initially divided into an initial management period of 15 years expiring on August 31, 2007, followed by eight ten-year periods. However, in July 2007, the initial management period was extended, at Edenor’s request, for an additional five-year period starting from the date of entry into force of the new tariff structure to be adopted under the RTI. The remaining ten-year periods will run from the expiration of such extension of the initial management period. In addition, before the end of each management period under the concession, the ENRE will arrange for an international public bidding procedure to be conducted for the sale of 51 % of Edenor’s capital stock and voting rights in similar conditions to those under which EASA acquired its stake. If EASA (or its successor) is the highest bidder or if EASA’s bid equals the highest bid, it will retain 51% of Edenor’s stock, and no funds need to be paid to the Argentine Government and EASA will have no further obligation with respect to its bid. There is no restriction as to the price EASA may bid.

Obligations. Under the concession, Edenor is obligated to supply electricity upon request by the owner or occupant of any premises in its service area. Edenor is entitled to charge for the electricity supplied at rates that are established by tariffs set by the ENRE. Pursuant to its concession, Edenor must also meet specified service quality standards relating to: (i) the time required to connect new users; (ii) voltage fluctuations; (iii) interruptions or reductions in service; and (iv) the supply of electricity for public lighting and to certain municipalities.

Edenor’s concession requires it to make the necessary investments to establish and maintain quality of service standards and to comply with stringent minimum public safety standards as specified in the concession. Edenor is also required to furnish the ENRE with all information requested by it and must obtain the ENRE’s prior consent for the disposition of assets that are assigned to the provision of electricity distribution services. The ENRE also requires Edenor to compile and periodically submit various types of reports regarding the quality of its service and other technical and commercial data.

Under Edenor’s concession, Edenor may also be required to continue rendering services after the termination of the concession term upon the request of the Argentine Government, but for a period not to exceed 12 months.

Fines and penalties. Under the terms of the concession, the ENRE may impose fines and penalties if Edenor fails to comply with its obligations, including a failure to meet any of the quality and delivery standards applicable to the concession. The ENRE may also impose fines for any of network installations that it considers may pose a safety or security hazard in public spaces, including streets and sidewalks. In addition, the ENRE may impose fines for inconsistency in the technical information that is required to be furnished to the ENRE.

When Edenor entered into the Adjustment Agreement (as defined below) in September 2005, the ENRE approved a payment plan in respect of Ps.116 million of Edenor’s accrued fines and penalties and agreed, subject to the condition that Edenor meets the quality standards and capital expenditure requirements specified in the Adjustment Agreement, to waive Ps.58 million of accrued and unpaid fines and penalties. Under such payment plan, the penalties and fines to be paid to users were to be repaid in fourteen semiannual installments, with the first installment due upon the termination of a 180-day grace period beginning on the date the RTI’s resulting tariff structure came into effect. Because the Adjustment Agreement was not ratified until January 2007, Edenor recalculated the amounts of accrued fines and penalties credited thereof, according to the increase of the VAD charged to customers (including the CMM adjustments which have been transferred to customers for a total amount of Ps.17.2 million) up to the date of their credit to the customers’ accounts. On December 22, 2015, considering the existence of cash flow and the strong possibility that such penalties to be paid to users would not be waived, Edenor decided to make the payment to users in the form of one single credit, which was made to the users’ accounts for an amount Ps.152.2 million in the aggregate. In addition, a total of Ps.33.7 million in the aggregate remains available for those clients which had not an active service as of December 22, 2015.

In 2016, the fines and penalties imposed on Edenor by the ENRE amounted to Ps.2,556.7 million, which represented 19.5% of Edenor´s energy sales.

As of December 31, 2016, total accrued fines and penalties imposed on Edenor amounted to Ps.3,700 million, including Ps.166.4 million under the ENRE settlement agreement, Ps.2,156.1 million (including accrued interest) corresponded to penalties accrued but not yet imposed on Edenor and Ps.1,377.5 million (including accrued interest) to penalties imposed on us but not yet paid.

On February 1, 2017, the ENRE issued Resolution No. 63/17, through which it approved new parameters related to quality standards, with the purpose of achieving by the end of the 2017-2021 period an acceptable quality level. In this regard, the ENRE established a penalty regime to be applied in the event of non-compliance with the requisite quality rates.

Pledge of Class A shares. In accordance with the concession, EASA has pledged its 51% stake in Edenor to the Argentine Government to secure the obligations applicable to the concession. The Adjustment Agreement extended the pledge to secure the obligations under such agreement as well. The Argentine Government may foreclose on its pledge over the Class A shares and sell them in a public bidding process if certain situations occur. See (“Risk Factors – Risks Relating to the Energy Distribution Business– The Argentine Government could foreclose on its pledge over Edenor’s Class A shares under certain circumstances, which could have a material adverse effect on our business and financial condition”).

Revocation of concession. The Argentine Government has the right to revoke the concession if Edenor enters into bankruptcy and the government decides that it shall not continue rendering services, in which case all of its assets will be transferred to a new state‑owned company that will be sold in an international public bidding process. At the conclusion of this bidding process, the purchase price will be delivered to the bankruptcy court in favor of Edenor’s creditors, net of any debt owed by Edenor to the Argentine Government, and any residual proceeds will be distributed to Edenor’s shareholders.

Tariffs. Under the terms of Edenor’s concession, the tariffs charged by Edenor (other than those applied to customers in the wheeling system) are composed of:

•         the cost of electric power purchases, which Edenor passes through to its customers, and a fixed charge (which varies depending on the category and level of consumption of each customer and their energy purchase prices) to cover a portion of Edenor’s energy losses in its distribution activities (determined by reference to a fixed percentage of energy and power capacity for each respective voltage level set forth in our distribution concession);

•         Edenor’s regulated distribution margin, which is known as the value‑added for distribution, plus the fixed and variable charges contemplated under SE Resolution No. 347/2012, no longer in effect as of February 2017 pursuant to Resolution No. 63/17; and

•         any taxes imposed by the Province of Buenos Aires or the City of Buenos Aires, which may differ in each jurisdiction.

Certain large users are eligible to purchase their energy needs directly from generators in the WEM and acquire from Edenor only the service of delivering that electricity to them. Edenor’s tariffs for these large users (known as wheeling charges) do not include, therefore, charges for energy purchases. Accordingly, wheeling charges consist of the fixed charge for recognized energy losses (determined by reference to a fixed percentage of energy and power capacity for each respective voltage level set forth in Edenor’s concession) and Edenor’s distribution margin. As a result, although the amounts billed to wheeling system customers are relatively lower than those billed to other large users, namely industrial users, the distribution margin on sales to wheeling system customers is similar to that of other large users because Edenor does not incur the corresponding cost of electric power purchases related to those sales.

According to the current regulatory framework, the ENRE is required to adjust the seasonal price charged to distributors in the WEM every six months. However, between January 2005 and November 2008, the ENRE failed to make these adjustments. In November 2008, the ENRE issued Resolution No. 628/2008, which established the new tariffs applied by Edenor as of October 1, 2008 and modified seasonal prices charged to distributors, including the consumption levels that make up the pricing ladder. The new pricing ladder sets prices according to the following levels of consumption: bimonthly consumption up to 1,000 kWh; bimonthly consumption greater than 1,000 kWh and less than or equal to 1,400 kWh; bimonthly consumption greater than 1,400 kWh and less than or equal to 2,800 kWh; and bimonthly consumption greater than 2,800 kWh. In addition, the ENRE authorized Edenor to pass through some regulatory charges associated with the electric power purchases to its customers, excluding residential customers with consumption levels below 1,000 kWh.

On November 7, 2011, the SE issued Resolution No. 1301/2011 establishing a seasonal summer program, eliminating subsidies for certain economic activities for which the relevant customers, according to such resolution, are in a position to pay the real costs of the service.

This provision was extended to residential users by geographic area and type of residence. These revised rate schedules did not affect Edenor’s VAD.

Edenor’s concession authorizes it to charge VAD for its services to seek to cover its operating expenses, taxes and amortization expenses and to provide Edenor with an adequate return on its asset base. Edenor’s concession originally contemplated a fixed distribution margin for each tariff parameter with semiannual adjustments based on variations in the U.S. wholesale price and U.S. consumer price indexes. However, the Public Emergency Law, enacted in January 2002, among other measures, revoked all adjustment clauses in U.S. Dollars or other foreign currencies and indexation clauses. As a result, the adjustment provisions contained in Edenor’s concession were no longer in force and, from January 2002 through February 2007, Edenor was required to charge the same fixed distribution margin in Pesos established in 2002, without any type of currency or inflation adjustment.

On September 21, 2005, Edenor entered into the Adjustment Agreement. The ratification of the Adjustment Agreement by the Argentine Government was completed in January 2007. The following are the key provisions of the Adjustment Agreement, which are described elsewhere in this annual report:

•         a cost adjustment mechanism (CMM), pursuant to which Edenor’s distribution costs are reviewed semiannually (or, under certain circumstances, more often) and adjusted if deemed appropriate by the ENRE to cover increases in Edenor’s distribution costs;

•         an obligation to make capital expenditures of approximately Ps.204 million for specific projects in 2006, which Edenor complied with although it was not required to, given that the Adjustment Agreement was not ratified in 2006;

•         Edenor’s obligation to meet specified more stringent service quality standards than as originally contemplated in its concession;

•         a restriction on Edenor’s ability to pay dividends without prior ENRE approval during the period in which Edenor was conducting the RTI;

•         forgiveness of approximately one-third of Edenor’s accrued and unpaid fines, subject to meeting certain conditions relating to capital expenditures obligations and service quality standards, and a 7-year payment plan for the balance, commencing 180 days after the date on which the RTI comes into effect;

•         Edenor’s obligation to apply a social tariff regime for low-income customers, which regime will be defined in the context of the RTI; and

•          Edenor’s obligation to extend its network to provide service to certain rural areas.

Pursuant to the Adjustment Agreement, the Argentine Government granted Edenor an increase of 28% in Edenor’s distribution margin, including a 5% increase to fund specified capital expenditures required by the Adjustment Agreement, subject to a 15% cap on the increase of Edenor’s average tariff. Although this increase applies to all of Edenor’s tariff categories, the amount of the increase was only allocated to Edenor’s non-residential customers (including wheeling customers), which customers, as a result, experienced an increase in VAD greater than 28%, while Edenor’s residential customers did not experience any increase in VAD. The increase was made effective retroactively as from November 1, 2005 and remained in effect until the approval of the new tariff scheme pursuant to the RTI in February 2017.

The Adjustment Agreement also contemplated the CMM for the transitional period during which the RTI process was being conducted. The CMM required the ENRE to review Edenor’s actual distribution costs every six months (in May and November of each year). If the variation between Edenor’s actual distribution costs and Edenor’s recognized distribution costs (as adjusted by any subsequent CMM) was 5% or more, the ENRE was required to adjust Edenor’s distribution margin to reflect Edenor’s actual distribution cost base. Edenor would also request that the CMM be applied at any time that the variation between Edenor’s actual distribution costs and Edenor’s then recognized distribution costs was 10% or more. On January 30, 2007, in addition to formally approving Edenor’s new tariff schedule reflecting the 28% increase provided by the Adjustment Agreement, the ENRE applied the CMM retroactively in each of May and November 2006, which resulted in an additional 8.032% increase in Edenor’s distribution margins effective May 1, 2006. This increase, when compounded with the 28% increase granted under the Adjustment Agreement, resulted in an overall 38.3% increase in Edenor’s distribution margins.

Also on February 13, 2007, the ENRE authorized Edenor to bill our customers (excluding residential customers) the retroactive portion of the 38.3% increase (corresponding to the period from November 2005 to January 2007), which amounted to Ps.218.6 million and which were fully invoiced in 55 monthly installments since February 2007.

In October 2007, the SE issued Resolution No. 1037/2007, which granted Edenor an increase of 9.63% in its distribution margins to reflect an increase in its distribution cost base for the period from May 1, 2006 to April 30, 2007, compared to the recognized distribution cost base as adjusted by the May 2006 CMM. However, this increase was not incorporated into the tariff structure, and, instead, Edenor was allowed to retain the funds that were required to collect and transfer to the fund established by the Plan de Uso Racional de la Energía Eléctrica (Rational Use of Electric Energy Plan, or the “PUREE”), a program established by the Argentine Government in 2003 in an attempt to curb increases in energy demand, to cover such CMM increase and future CMM increases.

In July 2008, Edenor obtained an increase of approximately 17.9% in its distribution margin, which was incorporated into the tariff structure. This increase represented the 9.63% CMM increase corresponding to the period from May 2006 to April 2007 and the 7.56% CMM increase corresponding to the period from May 2007 to October 2007. These CMM adjustments were included in its tariff structure as of July 1, 2008 and resulted in an average increase of 10% for customers in the small commercial, medium commercial, industrial and wheeling system categories and in an average increase of 21% for residential customers with bimonthly consumption levels over 650 kWh. In addition, the ENRE authorized Edenor to be reimbursed for the retroactive portion of the 7.56% CMM increase for the period between November 2007 and June 2008, from the PUREE funds.

Edenor requested several additional increases under the CMM since May 2008, all of which have been recognized by ENRE pursuant to SE Resolution No.250/2013 and Resolution No. SE 32/2015 with retroactive effect from May 2008.

On May 7, 2013, pursuant to the SE Resolution No. 250/2013, Edenor was authorized to compensate with the CMM recognition, the debt registered under the PUREE for the period from May 2008 through February 28, 2013.

In addition, CAMMESA was instructed to issue sale settlements with maturity dates to be determined for the surplus generated after compensation between the credits of the CMM and the PUREE debts, to partially compensate the debt with the WEM. Edenor was also authorized to deposit the remaining sale settlements with maturity dates to be determined in the trust created pursuant to ENRE’s Resolution No. 347/2012. As of the date of this annual report, all the sale settlements with maturity dates to be determined issued by CAMMESA were offset with PUREE debts or with commercial debt with CAMMESA.

On November 23, 2012, the ENRE issued Resolution No. 347/2012 pursuant to which it established a fixed and variable charge differentiated by category of customers, which the distribution companies collected on account of the CMM adjustments stipulated in clause 4.2 of the Adjustment Agreement, and used exclusively to finance infrastructure and corrective maintenance of their facilities. Such charges, which were clearly identified in the bills sent to customers, were deposited in a special account managed by a Trustee. Such amounts were used exclusively to finance infrastructure and corrective maintenance of the facilities.

As from February 1, 2015, pursuant to Resolution No. 32/15 of the SE, PUREE funds were considered as part of Edenor’s income on account of the future RTI. Edenor offset the debts for PUREE with claims arising from the calculation of CMM up to January 31, 2016, including the application of interest that could correspond to both concepts.

On December 16, 2015, the Macri administration declared a state of emergency of the national electricity system that will remain in effect until December 31, 2017. The state of emergency allows the Argentine Government to take actions designed to guarantee the supply of electricity.

In January 2016, the ME&M issued Resolution No. 7/2016, pursuant to which the ENRE implemented a VAD adjustment to the tariff schedule on account of the future RTI in effect as of February 1, 2016, and took all the necessary actions to conclude the RTI process by February 2017.

In addition, such resolution: (i) abrogated the PUREE; (ii) repealed SE Resolution No. 32/2015 as from the date the ENRE resolution implementing the new tariff schedule is in force; (iii) discontinued the application of mechanisms that imply the transfer of funds from CAMMESA in the form of loan agreements with CAMMESA; and (iv) ordered the implementation of the actions required to terminate the trusts created pursuant to ENRE Resolution No. 347/2012. Resolution No. 2/2016 of the ENRE partially repealed Resolution No. 347/2012, discontinuing the FOCEDE and ordering Edenor to open a special bank account with a Central Bank authorized entity where the funds received pursuant to Resolution No. 347/2012 were deposited. Pursuant to ME&M Resolution No. 7/2016, the ENRE issued Resolution No. 1/16 establishing a new tariff structure.

During 2016, Edenor, guided by the ENRE, complied with all the procedural obligations required to complete the RTI process set forth in the Memorandum of Agreement (2005-2007). The RTI was completed on February 1, 2017, on which date the ENRE issued Resolution No 63/2017. Such Resolution established a new tariff schedule, which implied a VAD maximum increase of 42% for February 2017, as well as two additional phase increases for the months of November 2017 and February 2018.

On April 26, 2017, following the completion of the RTI process through the issuance of Resolution ENRE No. 63/17, Edenor was notified by the ME&M of an instruction sent to the SEE pursuant to which the SEE was instructed to determine (along with the participation of the Undersecretariat for Coordination of Tariff Policies and the ENRE) within 120 days if any obligations under the Adjustment Agreement were pending as of the date the new tariff schedule resulting from the RTI process came into effect. If the SEE determines that any such obligation is pending, the SEE shall define the treatment to be given to such obligation.

The following table sets forth the relative weight of our distribution margin in our average tariffs per category of customer (other than wheeling system, public lighting and shantytown customers) in our concession area at the dates indicated. Although the VAD and electric power purchases per category of customer are the same, we are subject to different taxes in the Province of Buenos Aires and the City of Buenos Aires.

					VAD							Average Taxes								Electric Power Purchases
Tariff(1)	November	January	February	October	Res.1301	Res. 1	Res.92/17	Res. 92/17	November	January	February	October	Res.1301	Res. 1	Res. 92/17	Res.92/17	November	January	February	October	Res.1301	Res. 1	Res.92/17	Res.92/17
	2001	2005	2007	2008	2011(2)	2016(3)	Feb. 2017	Mar.2017	2001	2005	2007	2008	2011(2)	2016(3)	Feb. 2017	Mar.2017	2001	2005	2007	2008	2011(2)	2016(3)	Feb. 2017	Mar.2017
Residential
TIRI (0-300)	49.40%	44.50%	44.50%	44.69%	11.26%	30.63%	26.60%	19.07%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	21.90%	26.80%	26.80%	26.61%	60.00%	40.65%	44.71%	52.23%
TIRI2 (301-650)	36.20%	33.00%	33.00%	30.81%	4.80%	15.40%	23.49%	16.54%	29.20%	29.20%	29.20%	29.23%	29.23%	29.23%	29.23%	29.23%	34.60%	37.80%	37.80%	39.95%	65.91%	55.33%	47.28%	54.23%
TIR# (651-800)				32.08%	4.55%	14.48%	26.66%	19.15%				29.23%	29.23%	29.23%	29.23%	29.23%				38.68%	66.15%	56.23%	44.11%	51.61%
TIR4 (801-900)				31.63%	4.32%	13.91%	29.46%	21.55%				29.23%	29.23%	29.23%	29.23%	29.23%				39.13%	66.39%	56.81%	41.30%	49.22%
TIR5 (90-1000)				32.75%	4.35%	14.04%	33.25%	24.91%				29.23%	29.23%	29.23%	29.23%	29.23%				38.02%	66.37%	56.69%	37.51%	45.86%
TIR6 (1001-1200)				26.29%	4.19%	15.98%	37.51%	28.95%				29.23%	29.23%	29.23%	29.23%	29.23%				44.48%	66.51%	54.73%	33.26%	41.81%
TIR 7(1201-1400)				27.18%	3.98%	15.25%	41.21%	32.64%				29.23%	29.23%	29.23%	29.23%	29.23%				43.59%	66.73%	55.47%	29.55%	38.13%
TIR8 (1401-2800)				25.94%	4.81%	17.83%	45.69%	37.36%				29.23%	29.23%	29.23%	29.23%	29.23%				44.83%	65.89%	52.88%	25.08%	33.40%
TIR9 (> 2800)				22.50%	3.84%	14.81%	46.83%	38.62%				29.23%	29.23%	29.23%	29.23%	29.23%				48.26%	66.88%	55.92%	23.93%	32.15%

Commercial -
small demands
TIG1	55.10%	40.00%	47.80%	48.76%	21.91%	53.18%	53.79%	45.89%	25.70%	25.70%	25.70%	25.68%	25.68%	25.68%	25.68%	25.68%	19.20%	34.30%	26.50%	25.55%	52.34%	21.11%	20.53%	28.43%
TIG2	53.60%	31.10%	43.60%	42.39%	15.97%	41.52%	52.94%	44.89%	25.60%	25.60%	25.60%	25.64%	25.64%	25.64%	25.64%	25.64%	20.70%	43.20%	30.70%	31.97%	58.29%	32.79%	21.42%	29.47%
TIG3				37.40%	9.13%	24.24%	52.74%	44.65%				25.63%	25.63%	25.63%	25.63%	25.63%				37.57%	65.12%	48.04%	21.63%	29.71%

Commercial -
mediumdemand
T2	43.30%	27.90%	35.50%	38.03%	16.03%	44.80%	74.36%	74.36%	25.60%	25.60%	25.60%	25.63%	25.63%	25.63%	25.63%	25.63%	31.00%	46.40%	38.90%	36.34%	58.15%	29.47%	0.00%	0.00%

Industrial
T3 low voltage
below 300kw	44.20%	26.50%	34.30%	37.86%	15.37%	43.74%	46.90%	37.97%	25.70%	25.70%	25.70%	25.66%	25.66%	25.66%	25.66%	25.66%	30.10%	47.80%	40.10%	36.48%	58.84	30.53%	27.44%	36.36%
T3 low voltage
over 300kw	42.60%	24.50%	32.10%	27.09%	11.99%	22.80%	23.80%	23.52%	25.60%	25.60%	25.60%	25.62%	25.62%	25.62%	25.62%	25.62%	31.80%	49.90%	42.30%	47.29%	62.29	51.55%	50.58%	50.86%
T3 medium
voltage below
300kw	29.30%	14.10%	19.70%	25.25%	8.46%	30.72%	30.38%	22.08%	25.70%	25.70%	25.70%	25.68%	25.68%	25.68%	25.68%	25.68%	45.00%	60.30%	54.60%	49.06%	65.73	43.51%	43.94%	52.24%
T3 medium
volgate over
300kw	27.30%	12.30%	17.50%	17.71%	7.09%	14.50%	13.19%	13.00%	25.70%	25.70%	25.70%	25.69%	25.69%	25.69%	25.69%	25.69%	47.00%	62.00%	56.80%	56.60%	67.11	59.77%	61.11%	61.31%

Average Tariff	41.20%	28.50%	33.90%	33.16%	9.57%	28.33%	39.08%	32.46%	27.20%	27.20%	27.20%	27.24%	27.24%	27.24%	27.24%	27.24%	31.50%	44.20%	38.90%	39.60%	63.10%	44.38%	33.69%	40.30%

_______________________

(1)       T1R1 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is less than or equal to 300 kWh.  T1R2 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 300 kWh but less than 650 kWh. TIR3 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 650 kWh but less than 800 kWh.  TIR4 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 800 kWh but less than 900 kWh. TIR5 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 900kWh but less than 1,000 kWh TIR6 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1,000 kWh but less than 1,200 kWh. TIR7 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1,200 kWh but less than 1,400 kWh. TIR8 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1,400 kWh but less than 2,800 kWh.  TIR9 refers to residential customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 2,800kWh.  T1G1 refers to commercial customers whose peak capacity demand is less than 10kW and whose bimonthly energy demand is less than or equal to 1600 kWh.  T1G2 refers to commercial customers whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1600 kWh but less than 4,000 kWh. T1G3 refers to commercial customers whose peak capacity demand is greater than 4,000 kWh. T2 refers to commercial customers whose peak capacity demand is greater than 10 kW but less than 50 KW. T3 refers to customers whose peak capacity demand is equal to or greater than 50 kW. The T3 category is applied to high-demand customers according to the voltage (tension) at which each customer is connected. Low tension is defined as voltage less than or equal to 1 kV and medium tension is defined as voltage greater than 1kV but less than 66 kV.

(2)         On November 7, 2011, the SE issued Resolution No. 1,301/11, which established the summer scheduling, eliminating government grants to certain economic activities, which, in accordance with the provisions of the Resolution, are in conditions to pay the actual cost that needs to be incurred for being supplied with their demand of electricity. The removal of government grants has been extended to residential customers, who were classified by geographical areas and type of residence. The modification related only to electricity purchase prices in the Wholesale Electricity Market, for which reason the Company’s VAD (value added for distribution) remained practically unchanged.

(3)           On January 29, 2016, the ENRE issued Resolution No. 1/16 establishing a new tariff structure.

Customers. As of December 31, 2016, Edenor served 2,867,250 customers. Edenor defines a “customer” as one meter. Edenor classifies its customers pursuant to the following tariff categories:

•         Residential (T1-R1 to T1-R7): residential customers whose peak capacity demand is less than 10kW. In 2016, this category accounted for approximately 43.6% of Edenor’s electricity sales.

•         Small commercial (T1-G1 and T1-G3): commercial customers whose peak capacity demand is less than 10kW. In 2016, this category accounted for approximately 8.2% of Edenor’s electricity sales.

•         Medium commercial (T2): customers whose peak capacity demand is equal to or greater than 10kW but less than 50kW. In 2016, this category accounted for approximately 8.2% of Edenor’s electricity sales.

•         Industrial (T3): industrial customers whose peak capacity demand is equal to or greater than 50kW. This category is applied to high-demand customers according to the voltage at which each customer is connected. The voltage ranges included in this category are the following: (i) Low Voltage (LV): voltage less than or equal to 1 kV; (ii) Medium Voltage (MV): voltage greater than 1kV but less than 66 kV; and (iii) High Voltage (HV): voltage equal to or greater than 66kV. In 2016, this category accounted for approximately 16.5% of Edenor’s electricity sales. This category does not include customers who purchase their electricity requirements directly through the WEM under the wheeling system.

•         Wheeling System: large users who purchase their electricity requirements directly from generation or broker companies through the WEM. As of December 31, 2016, the total number of such large users was 713, and in 2016 this category represented approximately 18% of Edenor´s electricity sales.

•         Others: public lighting (T1-PL) and shantytown customers whose peak capacity demand is less than 10kW. In 2016, this category accounted for approximately 5.5% of Edenor’s electricity sales.

Edenor strives to maintain an accurate categorization of its customers in order to charge the appropriate tariff to each customer. In particular, Edenor focuses on its residential tariff categorizations to both minimize the number of commercial and industrial customers who are classified as residential customers and to identify residential customers whose peak capacity demand exceeds 10kW and which therefore, do not qualify as residential users.

Shantytowns. In accordance with the terms of its concession and given the nature of public service that the distribution of electricity is granted under Argentine law, Edenor is required to supply electricity to all users within the concession area, including low-income areas and shantytowns located within its service area. In October 2003, Edenor, Edesur and Edelap entered into a framework agreement with the Argentine Government and the Province of Buenos Aires to regulate their supply to low-income areas and shantytowns. Under this agreement, Edenor has the right to receive compensation for the services provided to shantytowns from funds collected from residents of each relevant shantytown, the Municipality in which it is located and, if there is a shortfall, by a special fund sponsored by the Argentine Government and the Government of the Province of Buenos Aires. The Argentine Government contributes an amount equal to 21%, and the Province of Buenos Aires 15.5%, of such compensation, net of taxes, paid by those customers with payment problems and meter irregularities that is transferred to distributors as compensation.

On June 23, 2008, Edenor signed an amendment to the Framework Agreement with the Argentine Government, the Province of Buenos Aires and other national electric distributors agreeing to extend the Framework Agreement for four years from January 1, 2007 (the “Amended 2003 Framework Agreement”). The Argentine Government ratified the amendment on September 22, 2008 and the Province of Buenos Aires ratified the amendment on May 15, 2009.

On July 22, 2011, Edenor, together with Edesur and Edelap, entered into an Addendum with the Argentine Government and the Government of the Province of Buenos Aires, to extend the Amended 2003 Framework Agreement for a term of four years. Such extension was approved on September 21, 2012 through Resolution No. 248/2012 issued by the ENRE and ratified by the Ministry of Federal Planning, Public Investment and Services through Resolution No. 247/2012. As of December 31, 2014 the agreement expired.

On March 28, 2016, we were notified of Resolution No. 31/2016 of the ENRE pursuant to which we were instructed to compensate the small residential customers (T1R) who had been affected by the power outages occurred during the period between February 12, 2016 and February 18, 2016. The amount of each such compensation depended on the duration of each relevant power outage. The total compensation paid amounted to Ps. 73 million, and was credited to invoices issued as of April 25, 2016.

On May and July 2016, Edenor received payments for Ps.11.4 million and Ps.53.5 million, from the provincial and the federal governments, respectively, for services rendered to shantytowns corresponding to the 2014 period.

As of December 31, 2016, 2015 and 2014, receivable balances with the Argentine Government and the government of the Province of Buenos Aires amounted to Ps.8.2 million, Ps.73.1 million and Ps.75.8 million, respectively.

Given that as the date of this annual report the approval of the new Framework Agreement for the period from January 1, 2015 to December 31, 2018, by the federal government and the government of the Province of Buenos Aires is pending, no additional revenue in connection with compensation for service provided to shantytowns has been recognized, which as of December 31, 2016, amounted to Ps. 92.4 million.

Energy losses. Energy losses are equivalent to the difference between energy purchased and energy sold. Technical losses represent the energy that is lost during transmission and distribution within the network as a consequence of natural heating of the conductors that transmit electricity from the generating plants to the customers. Non-technical losses are primarily due to illegal use of Edenor’s services. Energy losses require Edenor to purchase additional electricity to satisfy demand and its concession allows Edenor to recover from its customers the cost of these purchases up to a loss factor specified in the concession for each tariff category. The average loss factor under Edenor’s concession is 10%.

The following table illustrates Edenor’s estimation of the approximate breakdown between technical and non-technical energy losses experienced in its service area since 2007. Edenor believes that non-technical losses could increase in 2017 following the establishment of the new tariff structure pursuant to Resolution No 63/2017 of the ENRE.

	Year ended December 31,
	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Technical losses	9.6%	11.1%	10.8%	10.3%	10.5%	9.8%	9.8%	9.8%	9.8%	9.6%	8.6%
Non technical losses	7.4%	3.8%	3.5%	2.7%	2.8%	2.8%	2.7%	2.1%	1.0%	2.0%	2.5%
Total losses	17.0%	14.9%	14.3%	13.0%	13.3%	12.6%	12.5%	11.9%	10.8%	11.6%	11.1%

Our Oil and Gas Business

Exploration and Production

The oil and gas exploration and production business segment represents 25.67% of our sales. This segment is key to our integration. Its strategy is to develop profitable oil and gas reserves with social and environmental responsibility. In this subject, we are focused on three main objectives:

o    development and monetization of non-conventional gas reserves;

o    exploration for reserves replacement; and

o    optimization of operations and existing infrastructure as leverage for new projects.

As is usual in the oil and gas exploration and production business, we participate in exploration and production activities in conjunction with joint operation partners. Contractual arrangements among participants in a joint operation are usually governed by an operating agreement, which provides that costs, entitlements to production and liabilities are to be shared according to each party’s percentage interest in the joint operation. One party of the joint operation is usually appointed as operator and is responsible for conducting the operations under the overall supervision and control of an operating committee that consists of representatives of each party to the joint operations. While operating agreements generally provide for liabilities to be borne by the participants according to their respective percentage interest, licenses issued by the relevant governmental authority generally provide that participants in joint operations are jointly and severally liable for their obligations to that governmental authority pursuant to the applicable license. In addition to their interest in field production, contractual operators are generally paid their indirect administrative expenses on a monthly basis by their partners in proportion to their participation in the relevant field.

The integration of our oil and gas exploration and production business segment with our refining and distribution business segment enables us to process a large part of our crude oil production in Argentina. In addition, in Argentina our oil and gas exploration and production business segment supplies gas to our petrochemical, refining and energy operations.

We are engaged in the oil and gas business directly and through our subsidiaries Petrolera Pampa and PELSA, and investments in Oleoductos del Valle S.A., Oleoductos de Crudos Pesados Ltd. and minor interests in four productive blocks in Venezuela through mixed companies, in which the operator is PDVSA:

•         as of December 31, 2016, our combined crude oil and natural gas proved reserves were 143.9 million barrels of oil equivalent, 70% of which were proved developed reserves. Natural gas accounted for approximately 67% of our combined proved reserves and liquid hydrocarbons for 33%.

•         as of December 31, 2016, our combined oil and gas production in Argentina averaged 41,634 barrels of oil equivalent per day (calculated as total annual production divided by 366 calendar days), including unconsolidated investees. Our production (including our share in the production of foreign assets), averaged 42,500 barrels of oil equivalent per day. Crude oil accounted for approximately 12,090 barrels per day, while natural gas accounted for approximately 182,5 million cubic feet per day, or 30,410 barrels of oil equivalent per day based on a measure of conversion of 6,000 cubic feet of gas per barrel of oil equivalent.

The oil and gas business segment recorded Ps.8,035 million in revenue and operating profit for Ps.1,824 million as of December 31, 2016.

During 2016, according to the ME&M, oil production in Argentina averaged 510,549 barrels per day, decreasing by 4% compared to 2015, and gas production increased by 5% and stood at 4.3 billion cubic feet per day.

In December 2016, according to the ME&M, our consolidated oil and gas production (i.e. including our subsidiaries and other interests) accounted for approximately 4% and 5% of total oil production and gas production in Argentina, respectively, and positioned us as the fourth producer of oil and gas in the country.

During the fourth quarter of 2016, we were considered as one of the main producers of tight gas in Argentina considering the volumes produced by us (including Petrolera Pampa).

Key Information Relating to Oil and Gas

As of December 31, 2016, we had interests in 28 areas, joint operations (UTs) and agreements: 20 oil and gas production areas (16 in Argentina and 4 outside Argentina) and 8 exploration blocks located within exploration areas or pending authorization for production (all of them located in Argentina). As of December 31, 2016, we were directly or indirectly the contractual operator of 13 of the 28 blocks in which we had an interest.

Acreage

As of December 31, 2016, our total production and exploration acreage, both gross and net, was as follows. The table includes the total production and exploration acreage by us and our subsidiaries, joint operations and associates.

	Acreage (*)
	Production (1)		Exploration (2)
	Gross	Net (3)	Gross	Net (3)
	(in thousands of acres)
Argentina	1,477	705	860	389
Venezuela	485	126	-	-

Total	1,962	830	860	389

Note: The information reflects the effect of consolidation of Petrobras Argentina on July,27, 2016 when the Acquisition was consummated.
(1) Includes all areas in which we produce commercial quantities of oil and gas or areas in the development stage.
(2) Includes all areas in which we are allowed to perform exploration activities but where commercial quantities of oil and gas are not produced, plus areas that are not in the development stage.
(3) Represents our fractional ownership working interest in the gross acreage.
(*) See “Recent Event” bellow.

Pampa and PELSA share the areas of Entre Lomas, Bajada del Palo and Agua Amarga. Pampa also shares acreage with Petrolera Pampa in El Mangrullo. The consolidation of gross acreage was adjusted to avoid double counting.

Productive Wells

 As of December 31, 2016, our total gross and net productive wells, by geographic area were as follows. The table include the total gross and net productive wells by us and our subsidiaries, joint operations and associates.

	Oil		Gas		Total (3)
	Gross (1)	Net (2)	Gross (1)	Net (2)	Gross (1)	Net (2)

Argentina (*)	1,530	1,040	394	189	1,924	1,229
Venezuela	71	18	8	3	89	21

Total	1,601	1,058	402	192	2,013	1,250

Note: The information reflects the effect of consolidation of Petrobras Argentina on July, 27, 2016 when the Acquisition was consummated.

(1) Refers to number of wells completed.

(2) Refers to fractional ownership working interest in gross productive wells.

(3) Includes Oil and Gas productive wells.

(*) Does not consider 453 Gross Productive oil wells of the operation agreement in 25 de Mayo-Medanito S.E., La Pampa.

Drilling Activities

 In 2016, we carried out investment plans aligned with our reserves replacement and production goals, as a means to achieve sustainable growth.

The following table sets forth the number of total wells we drilled in Argentina and outside Argentina and the results for the relevant periods.

A development well, for purposes of the following table, is one that justifies the installation of permanent equipment for the production of oil or gas. A well is deemed to be a dry well if it is determined to be incapable of commercial production. “Gross wells drilled” in the table below refers to the number of wells completed during each fiscal year, regardless of the spud date, and “net wells drilled” relates to our fractional ownership working interest in wells drilled. This table includes wells drilled by us and our subsidiaries, joint operations and associates.

In 2016, we continued with the development of our investment plan focusing on the activity and development of tight gas reserves in the areas of Rincon del Mangrullo, El Mangrullo, Sierra Chata and Rio Neuquén. Our investment plan included the drilling of 48 producing and injector’s wells and the workover of 35 wells.

In the Neuquén Basin, Pampa concentrated its natural gas drilling activity in the Rincón del Mangrullo and El Mangrullo with 20 and 4 producing wells, respectively, and the remaining 4 drilled in Sierra Chata Río Neuquén and Bajada del Palo areas. Twenty producing and injector wells were drilled in oil blocks, mainly in the areas of Gobernador Ayala, Jagüel de los Machos and Bajada del Palo, all of them in the Neuquén Basin, and 34 well repairs were carried out mainly in the Golfo San Jorge Basin, in El Tordillo area.

Production

The following table sets forth our oil and gas production during 2016. Production figures represent our working interest in production (and are therefore net to us). In addition, the table includes our working interest in each field, operator and the expiration date of the concessions, in each case as of December 31, 2016. Although some of these concessions may be extended at their expiration, the expiration dates set forth below do not include any extensions not granted as of the date of this annual report.

Argentina

Production Areas	Location	Basin	2016 Production Oil [(1)]	Gas [(2)]	Oil Equivalent [(3)]	Operator	Interest	Expiration	
El Mangrullo	Neuquén	NQN	16	14,726	2,471	Pampa	100.00%	2025	(4)
Sierra Chata	Neuquén	NQN	17	3,219	554	Pampa	45.55%	2023	
Aguada de la Arena (*)	Neuquen	NQN	9	952	167	Pampa	80.00%	n/a	
25 de Mayo - Medanito S.E. (*)	Rio Negro	NQN	947	759	1,074	Pampa	100.00%	2026	
25 de Mayo - Medanito S.E.	La Pampa	NQN	336	251	378	Pet. Pampa	100.00%	n/a	(5)
Jagüel de los Machos	Rio Negro	NQN	475	742	599	Pampa	100.00%	2025	
Rio Neuquen	Neuquén/Rio Negro	NQN	165	9,526	1,753	YPF	33,07%	2027 / 2051	(9)
Rincon del Mangrullo	Neuquen	NQN	90	30,295	5,139	YPF	50.00%	2022	
Estación Fernadez Oro	Neuquen	NQN	0	464	78	Ysur	15.00%	2026	(6)
Anticlinal Campamento	Neuquen	NQN	6	189	37	Ysur	15.00%	2026	(7)
Senillosa	Neuquen	NQN	0	24	4	Pet. Pampa	85.00%	2022	
Aguaragüe	Salta	NOA	48	1,631	320	Tecpetrol	15.00%	2023 / 2027	
Entre Lomas	Neuquén/Rio Negro	NQN	802	2,159	1,161	PELSA	77.00%	2026	(8)
Bajada del Palo	Neuquen	NQN	433	1,066	610	PELSA	77.00%	2025	(8)
Charco del Palenque - Jarilla Quemada	Neuquen	NQN	94	689	208	PELSA	77.00%	2034 / 2040	(8)
El Tordillo	Chubut	CGSJ	540	26	545	Tecpetrol	35.67%	2027	
La Tapera - Pto. Quiroga	Chubut	CGSJ	34	-	34	Tecpetrol	35.67%	2027	
Gobernador Ayala	Neuquen	NQN	107	-	107	Pluspetrol	22.51%	2036	
Total Argentina			**4,118**	**66,718**	**15,238**				

Outside of Argentina

Production Areas	Location	Basin	2016 Production Oil [(1)]	Gas [(2)]	Oil Equivalent [(3)]	Operator	Interest	Expiration
La Concepción	Lago Maracaibo	Lago Maracaibo	94	62	104	Petrowayu	36.00%	2025
Acema	Oriental	Oriental	-	-	-	Petrovenbras	34.49%	2025
Oritupano - Leona	Oriental	Oriental	190	-	190	Petroritupano	22.00%	2025
Mata	Oriental	Oriental	23	-	23	Petrokariña	34.49%	2025
Total Outside of Argentina			**307**	**62**	**317**			
			4,425	**66,780**	**15,555**

(1) In thousands of barrels.

(2) Gas production represents only marketable production of natural gas excluding flared gas, injected gas and gas consumend in operations. In millions of cubic feet.

(3) In thousands of barrels of oil equivalent. Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per barrel of oil equivalent.

(4) Production of 13 wells in association with Petrolera Pampa.

(5) Production of operations agreemnets with Pampetrol in 25 de Mayo-Medanito S.E., Province of La Pampa.

(6) It corresponds to production of 13 wells to 15% in association with Ysur.

(7) It corresponds to production of 9 wells to 15% in association with Ysur.

(8) Production calculated on the basis of our 77.00% direct interest in this company and indirect interest through PELSA.

(9) Within the concession agreement renegotiation with the Province of Río Negro, it was agreed to assign to EDHIPSA 5% of the rights and obligations inherent to the production concession in Rio Neuquén area in the Province of Río Negro, to be assumed in equal parts by the partners.

(*) See “Recent Events" below.

 Production

The following table sets forth the production of oil and gas in Argentina and outside Argentina for the relevant periods.

	Year ended December 31,
	2016		2015		2014
	Oil (1)	Gas (2)	Oil (1)	Gas (2)	Oil (1)	Gas (2)

Rio Neuquen area in Argentina (3)	165	9,526	-	-	-	-
Other areas in Argentina	3,953	57,192	60	18,584	37	10,359
Venezuela (4)	307	62	-	-	-	-
Total	4,425	66,780	60	18,584	37	10,359

Note: The information reflects the effect of consolidation of Petrobras Argentina as of July 27, 2016 when the Acquisition was consummated.

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

Argentine Oil and Gas Production

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

During 2016, our production was concentrated in three basins: the Neuquén, San Jorge and Noroeste Basins. In the Neuquén basin—the most important basin in Argentina in terms of oil and gas production—we own approximately 705,000 net acres. Our most important fields in the Neuquén basin are Rincón del Mangrullo, El Mangrullo, Río Neuquén, Entre Lomas and 25 de Mayo-Medanito S.E.(in the province of Río Negro). As of December 31, 2016, we had 1,924 productive wells in Argentina (excluding wells of Petrolera Pampa in 25 de Mayo-Medanito S.E.in the province of La Pampa).

For the year 2016, our average daily production (including Petrolera Pampa) (calculated as total annual production divided by 366 calendar days), was 11,253 barrels of crude oil and 182.3 million cubic feet of natural gas, representing an increase of 11,088 barrels of crude oil per day in our production of oil and of 131.5 million cubic feet of natural gas per day in our production of gas compared to 2015. The significant increase is due to the Acquisition of Petrobras Argentina.

Production Outside Argentina

As of December 31, 2016, approximately 7% of our oil production came from outside Argentina. As of that date, we had working interests in four oil and gas production blocks outside Argentina: Oritupano Leona, La Concepción, Acema and Mata in Venezuela (through direct and indirect equity interests in mixed companies, including Petroritupano S.A., Petroven-Bras S.A., Petrowayú S.A. and Petrokariña S.A.).

Venezuela

With the Acquisition of Petrobras Argentina, we also acquired four productive blocks in Venezuela through mixed companies, in which the operator is PDVSA.

In 2016 (after the Acquisition, during the period from July 27, 2016 through December 2016), oil and gas production attributable to our operations in Venezuela averaged 866 barrels of oil equivalent per day (calculated as total annual production divided by 366 calendar days), representing approximately 2% of our daily production

Mixed companies are required to sell all liquid hydrocarbons and the associated natural gas they produce to PDVSA by reference to a price formula that uses international benchmarks such as the price of WTI crude.

As of December 31, 2016, mixed companies must pay the following special taxes: (i) a 3.33% additional royalty on the volume of hydrocarbons extracted under the concession and delivered to PDVSA during the calendar year, and (ii) an amount equivalent to the difference, if any, between (a) 50% of the value of the hydrocarbons extracted under the concession and delivered to PDVSA each calendar year, and (b) the aggregate payments made by the mixed company to Venezuela in connection with activities conducted by the mixed company during such calendar year, such as royalties paid on extracted hydrocarbons (including the additional royalty indicated in the preceding item (i), income tax and any other tax or contribution calculated on the basis of income (either gross or net), and investments in domestic development projects amounting to one percent (1%) of profit before taxes).

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

Given that, as of the date of the Acquisition, the authorizations regarding the change of indirect control by the Government of Venezuela were not obtained, and considering the fact that the contracts of mixed companies provide the mandatory transfer of the shares to said government in these cases, Pampa has determined that the fair value of its investment as of the date of Acquisition is Ps. 0.

As of the date of this annual report, Pampa is working on the requirements of the Government of Venezuela in order to obtain the aforementioned authorizations, including the presentation of development and remediation plans for the respective areas.

Bolivia

On August 4, 2016, 100% of the rights and obligations under the concession agreement relating to the Colpa and Caranda areas in Bolivia was sold to Petrobras.

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

We decided not to accept the final proposal received from the Ecuadorian government to migrate from the original arrangements to service agreements in Block 18 and the Palo Azul Unified Field (the “Amendatory Agreement”). Consequently, through a Resolution dated November 25, 2010, the Hydrocarbon Secretary notified EcuadorTLC S.A. of the termination of the participation agreements and instructed Petroamazonas EP to undertake the operational transition process. Until November 25, 2010, our oil production in Ecuador averaged 2,300 barrels per day, accounting for 2.3% of our total average daily production in barrels of oil equivalent.

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

On June 21, 2013, not having reached an agreement with the Ecuadorian government, Ecuador TLC SA, Cayman International Exploration Company and Teikoku Oil Ecuador, members of the Consortium, submitted a letter of notification of a dispute under the terms of the Amendatory Agreements to the Ecuadorian State, stating their decision to submit the dispute to international arbitration under the arbitration Rules of the UNCITRAL, which arbitration commenced on February 26, 2014. The defendant submitted its answer to the complaint and its objections to the jurisdiction of the arbitral tribunal on March 21, 2016. The members of the Consortium will submit their answer to the defendant’s arguments on or prior to May 12, 2016.

In January 2017, hearings were held for five days. Prior to the issuance of the award by the arbitral tribunal, the parties filed their initial replies on March 31, 2017 and must jointly file the second set of replies to the counterparty's allegations on May 5, 2017. As of the date of this annual report, we have taken all the necessary procedural steps to preserve our rights to receive the compensation provided for in the Amendatory Agreements from the Ecuadorian government.

As of December 31, 2016, we recorded Ps. 850 million to be recovered from the Ecuadorian State under the provisions of the Amendatory Agreements, disclosed in “other non-current receivables”, excluding any accrued interest, as we believe that it is not possible to determine with certainty the interest rate to be applied.

Crude Oil Transportation Agreement with OCP

Starting November 10, 2003, Ecuador TLC S.A., entered into a “Ship or Pay” agreement with Oleoducto de Crudos Pesados S.A. (“OCP”), whereby it secured an oil transportation capacity of 80,000 barrels per day for a 15-year term (the “Agreement with OCP”)

Under this Agreement with OCP, Ecuador TLC S.A. must comply with its contractual obligations for the aggregate committed capacity, regardless of the amount of crude oil actually transported, and pay a rate that covers OCPs operating costs and financial services, among other items.

While the Amendatory Agreements remained in force, transportation capacity costs invoiced by OCP were charged on a monthly basis. Costs related to the crude oil volume actually transported were charged to “Administrative and selling expenses”, while the portion of costs related to the unused committed transportation capacity was shown under “Other operating expenses”.

We are entitled to sell transportation capacity through OCP’s pipeline to mitigate the negative effect of excess contracted capacity. In this respect, we periodically negotiate the sale of committed transportation capacity. On December 31, 2008, Ecuador TLC S.A. and Petroecuador entered into an agreement under which, as from January 1, 2009, transportation of crude oil through OCP’s pipeline is charged by Petroecuador to the transportation capacity committed to under the agreement entered into between EcuadorTLC S.A. and OCP, up to a maximum of 70,000 barrels per day. In addition, Ecuador TLC sold transportation capacity for approximately 8,000 oil barrels per day to third parties for the July 2004-January 2012 period. In October 2008, 40% of the net contractual commitment was assumed by Teikoku Oil Ecuador, as consideration for the assignment to this company of a 40% interest in Block 18 and Palo Azul.

In the third quarter of 2015, Petrobras Argentina reassumed the obligations previously assigned to Teikoku Oil Ecuador through Petrobras Bolivia Internacional S.A. in exchange for a U.S.$95 million payment. As of December 31, 2016, current and non-current liabilities for the net transport capacity hired from OCP amounted to Ps.394 million and Ps.366 million, respectively. Assumptions used for provisions calculation mainly include the estimate of the applicable rate and the transport capacity used by third parties. The discount rates used in the measurement consider the type of liability, the business segment and the country where transactions are conducted. In estimating liabilities as of December 31, 2016, as a result of assumptions revision, we recorded a gain of Ps.150 million. We must maintain letters of credit to ensure compliance with financial commitments under the Ship or Pay agreement with OCP and commitments related to OCP trade payables. The letters of credit, which will finally expire in December 2018, will be gradually released as commitments extinguish. As of December 31, 2016, we hold letters of credit for  U.S.$ 44.5 million. We are required to renew or replace the letters of credit as they expire, otherwise, we would have to deposit cash in amounts equal to our guarantee obligations.

Costs, Sales and Price

Production Cost, Royalties and Depreciation

The following table sets forth our average production cost, royalties and depreciation cost of oil and gas fields in each geographic area for the fiscal years ended December 31, 2016, 2015 and 2014. This table includes our net share of production of by us and our subsidiaries, joint operations and associates.

	Year ended December 31,
Average production cost, royalties and	2016	2015	2014
depreciation
	(in pesos per barrel of oil equivalent)
Argentina
Production Cost	172	84	47
Royalties	70	38	68
Depreciation	141	87	156
Total	383	209	271

Venezuela (1)
Production Cost	14.375	-	-
Royalties	241	-	-
Depreciation	365	-	-
Total	14.981

(1) Amounts are tranlated into Argentine pesos at historic exchange rates, using an annual average

Sales

The following table sets forth sales for the oil and gas exploration and production business segment, by geographical area for the fiscal years ended December 31, 2016, 2015 and 2014:

	Year ended December 31,
Sales	2016	2015	2014
	(in millions of pesos)

Oil	3,012	35	22
Gas	4,829	909	335
Others	194	-	-

Total Sales in Argentina	8,035	943	357

Oil	229	-	-
Gas	2	-	-

Total Sales Outside Argentina	232	-	-

Total	8,267	943	357

For the year ended of December 31, 2016, the Natural Gas Stimulus Programs reached Ps.2,261.6 million, representing an increase of 313.6% compared to 2015 (Ps. 546.8 million).

The increase in sales during 2016 was mainly attributable to the Acquisition.

The following table sets forth the average sales price per barrel of oil and per million cubic feet of gas for each geographic area for the fiscal year ended December 31, 2016.

	Year ended December 31,
Average price of sale for barrel of Oil and for million cubic feet of Gas	2016	2015	2014

Argentina:
Oil (In pesos per barrel of Oil)	874	590	371
Gas (In pesos per thousand cubic feet)	67	46	41

Venezuela (1):
Oil (In pesos per barrel of Oil)	2,826	-	-

(1) Amounts are translated into Argentine pesos at historic exchange rates, using an annual average.

(2) Amounts are translated into Argentine pesos at historic exchange rates, using an monthly average

Delivery commitments

We are committed to providing fixed and determinable quantities of crude oil and natural gas in the near future under a variety of contractual arrangements.

With respect to crude oil, we sell substantially all of our Argentine production to our Refining and Distribution business segment to satisfy our refining requirements. As of December 31, 2016, we were not contractually committed to deliver material quantities of crude oil to third parties in the future.

As of December 31, 2016, we were contractually committed to deliver 710,3 MMm3 of natural gas in 2017. According to our estimates as of December 31, 2016, our contractual delivery commitments which do not extend beyond 2017, could be met with our own production and, if necessary, with purchases from third parties.

Exploration

Our strategy is focused on constantly searching for new exploration opportunities aligned with our growth targets. In Argentina, we own substantial acreage containing undeveloped reservoirs of non-conventional energy sources, including both shale oil and shale gas in the Neuquén basin.

The following table lists our exploration blocks, joint operations and permits in Argentina as of December 31, 2016, the location and basin of each area, our net working interest and the expiration date for the exploration authorization.

Argentina

Company	Blocks/UT	Location	Basin	Operator	Interest	Expiration
Pampa Energía	Parva Negra Este	Neuquén	Neuquén	Pampa	42.50%	2018	(1)
	Chirete	Salta	Noroeste	High Luck	50.00%	2017	(2)
	Rio Atuel	Mendoza	Neuquén	Tecpetrol	33.33%	2018
	Veta Escondida - Rincon de Ar	Neuquén	Neuquén	Pampa	55.00%	2027
	Borde del Limay	Neuquén	Neuquén	Pampa	85.00%	2015	(3)
	Los Vértices	Neuquén	Neuquén	Pampa	85.00%	2015	(3)
	Enarsa 1	Continental Shelf	Offshore Argentina	YPF	25.00%	2020	(4)
	Enarsa 3	Continental Shelf	Offshore Argentina	Pampa	35.00%	2020	(4)

(1) On July 24, 2015, the Province of Neuquén approved the sale of 50% of our share in Parva Negra Este to ExxonMobil Exploration Argentina S.R.L.
(2) On April 6, 2017, the Secretary of Energy of the Province of Salta granted us an extension of the third exploration period in the Chirete concession area for a period of one year.
(3) In process of being transferred to GyP (holder of the exploration permit).
(4) In accordance with Section 5.2 of the association agreements relating to the the Enarsa 1 and Enarsa 3 exploration areas in effect since April 2006 and November 2006, respectively, we informed our partners in those areas of our decision not to participate in the conversion of such agreements into exploration permits.

As of December 31, 2016, we held interests in approximately 860,000 (without considering areas in the process of relinquishment -Enarsa 1, Enarsa 3, Borde de Limay and Los Vértices-) gross exploration acres in Argentina and approximately 530,200 gross exploration and production acres were located in shale oil/shale gas areas.

During 2016, before the acquisition of Petrobras Argentina was consummated, the following wells were drilled:

•         two wells in Parva Negra Este with the objective of evaluating the productivity of Vaca Muerta for gas. The well PNE.x-1001 reached the final depth and information from logs and cores was taken for the characterization of Vaca Muerta. However, the well PNE.x-1004 had to be abandoned due to technical reasons without achieving the objective. These wells are a key part of the exploration program of unconventional resources started in 2013. In 2017, a 2,500-meter horizontal branch is estimated to be drilled from the PNE x-1001 well in association with EXXON MOBIL.

•         In the area 25 de Mayo-Medanito the exploratory well EM x 1789d was drilled aimed at the formation Grupo Choiyoi at a depth of 2,260 m. The well resulted oil productor extending to the North the reserves to yacimiento Tapera Este in the area 25 de Mayo – Medanito SE in the province of Rio Negro. The well is currently in production.

•         The well AtO.x-2 (Atuel Oeste) in the Rio Atuel area, had multiple oil targets and a final depth of 3802 m. It was an oil discoverer aimed at the formation Filones Igneos of Grupo Malargüe.

•         In addition, in El Chirete area in the Noroeste basin, the Los Blancos.x-1002 well, drilled in 2015, was completed. It confirmed the indications of the previous exploratory well with oil evidence from the Ordovician formation at 2910 m depth. Currently, the well awaiting a definitive test.

Following the Acquisition, the following wells were drilled:

•         The ECS x-1 (El Corcovo Sur) in Gobernador Ayala, Province of Mendoza, aimed at the Centenario Superior, the Mulichinco and Loma Montosa formations with a final depth of 900 m. gas production resulted in the Mulichinco formation and JQN.x-1 (Jarilla Quemada Norte) in Agua Amarga in the Province of Rio Negro.

During 2016, Petrolera Pampa drilled the well RDM.xp-38 (Rincón del Mangrullo) aimed at Grupo Cuyo Unit (Fm. Lajas), was completed. The results after fracturing were successful, producing commercial gas. This well that has evaluated only the upper section of Formation Lajas, creates a very good expectation on gas resources in the Grupo Cuyo unit in the whole block.

 Reserves

We believe our estimates of remaining proved recoverable oil and gas reserve volumes to be reasonable. Pursuant to Rule 4-10 of Regulation S-X, promulgated by the SEC, proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs, under existing economic and operating conditions, i.e., prices and cost at the date of estimation. Gaffney, Cline & Associates performed an independent evaluation of approximately 89% of our estimated reserves as of December 31, 2016. The evaluation covered 100% of the estimated reserves located in areas operated by us and our subsidiaries and evaluated the proved oil and natural gas reserve estimates in accordance with Rule 4-10 of Regulation S-X and in accordance with the oil and gas reserves disclosure provisions of ASC Topic 932. We provided all information required during the course of the evaluation process to Gaffney, Cline & Associates’ satisfaction. See the reserves evaluation report by Gaffney, Cline & Associates, dated March 9, 2017 included as Exhibit 13.2 to this annual report.

Prior to 2015, Pampa did not have any third-party reserves certification reports because such reports were not required under any reporting requirements to which Pampa was subject. Accordingly, the information underlying such third-party reports and certain of the information specified under the requirements for disclosure by registrants engaged in oil and gas producing activities under Subpart 1200 of Regulation S-K were not prepared for periods prior to December 31, 2015. As a result, Pampa is unable to provide comparisons between information on the values of reserves in 2015 and the values from years prior to 2015.

The closing date of the Acquisition was on July 27, 2016. As a result, the reconciliation of reserves data of Pampa between December 31, 2015 and December 31, 2016 is not presented on a consolidated basis. Notwithstanding the foregoing, the reconciliation of reserves data for each of Petrobras Argentina and Petrolera Pampa (Pampa’s sole oil and gas interest prior to the Acquisition) are presented separately below to provide a better understanding of the factors affecting each of the reserves of Petrobras Argentina and Petrolera Pampa, respectively, since December 31, 2015.

As of December 31, 2016, 89% of our estimated reserves were evaluated by Gaffney, Cline & Associates and for 2015, 100%, were evaluated by Netherland Sewell & Associates Inc.

As of December 31, 2016, our liquid hydrocarbon and natural gas proved developed and undeveloped reserves totaled 144 MMboe (47 MMboe of liquid hydrocarbons and 582 billion cubic feet, or 97 MMboe, of natural gas). For variations of reserves data of each of Pampa and Petrobras Argentina, see Reserves Evolution.

Liquid hydrocarbons and natural gas accounted for 33% and 67%, respectively, of our total proved reserves as of December 31, 2016. The reserves outside Argentina (Venezuela) were reclassified as contingents because of profitability and the economic situation of Venezuela.

As of December 31, 2016, proved developed reserves of crude oil equivalent represented 70% of our total proved reserves of crude oil equivalent and we had proved reserves equal to approximately five years of production at 2016 volumes.

The following table sets forth our estimated net proved developed and undeveloped reserves of crude oil and natural gas as of December 31, 2015 and 2016, including our subsidiaries, joint operations and associates.

	Reserves as of December 31, 2015
	Crude oil, condensate and natural gas liquids	Natural Gas	Oil Equivalent
Reserves category	(millons of barrels)	(billons cubic feet)	(MMboe)
PROVED Developed	0,4	81,9	14,0
PROVED Undeveloped	0,0	22,3	3,7
Total proved reseves	0,4	104,2	17,7
(developed and undeveloped)

	Reserves as of December 31, 2016
	Crude oil, condensate and natural gas liquids	Natural Gas	Oil Equivalent
Reserves category	(millons of barrels)	(billons cubic feet)	(MMboe)
PROVED Developed	35,4	388,2	100,1
PROVED Undeveloped	11,4	193,9	439,7
Total proved reseves	46,9	582,1	143,9
(developed and undeveloped)

Note: (1) Includes 3.85% of direct interest in PELSA's areas. (2) Includes our 73.15% indirect interest through PELSA.

The following table sets forth the breakdown of our total proved reserves of liquid hydrocarbons and natural gas into proved developed and proved undeveloped reserves as of December 31, 2016 and 2015.

	2016		2015
	Millions of	% of total	Millions of	% of total
	barrels of oil equivalent	proved reserves	barrels of oil equivalent	proved reserves
Proved developed reserves	100,1	69,53%	14,0	78,91%
Proved undeveloped reserves	43,9	30,47%	3,7	21,09%
Total Proved Reserves	143,9	100%	17,7	100%

We prioritize the development of new business opportunities associated with unconventional gas reserves in Argentina. During 2016, we drilled 20 wells in Rincón del Mangrullo, 4 wells in the El Mangrullo area, 2 wells in the Sierra Chata area and 1 well in the Río Neuquén area aimed at developing unconventional gas reserves in the Punta Rosada and Mulichinco reservoirs. We expect to sell the unconventional gas produced in these areas under the Gas Plus program as approved by the SE.

Estimated reserves were subject to economic evaluation to determine their economic limits. Estimated reserves in Argentina are stated before royalties since royalties have the same impact as taxes on production and are not paid in kind, and therefore are treated as operating costs. As of December 31, 2016, the reserves in Venezuela were reclassified as contingent resources because of profitability and the economic situation of such country.

Internal Control over Proved Reserves

The reserves estimation process begins with an initial evaluation of our assets by geophysicists, geologists and engineers. A Reserves Coordinator (Coordinador de Reservas or RC), safeguards the integrity and objectivity of our reserves estimates by supervising and providing technical support to technical teams who are responsible for preparing the reserves estimates. Our technical teams have degrees in geophysics, geology, petroleum engineering and accounting, and are trained internally in reserves estimations seminars. The RC is responsible for consolidating and auditing the reserves estimation process in compliance with the SEC reserves guidelines. The technical officer primarily responsible for overseeing the preparation of our reserves report is a member of the Society of Petroleum Engineers (the “SPE”), with over 25 years of experience in exploration and production activities. Our reserves estimates are approved by the Oil and Gas Exploration and Production Director.

Most of the reserves estimates related to areas in which we do not act as operator were prepared by the operators and subsequently reviewed by our petroleum engineers before making the assessment of our proved reserves. The reported hydrocarbon reserves were estimated based on professional, geological and engineering judgment and on information supplied by us prior to February 10, 2017. Thus, they are subject to revisions, upward or downward, as a result of future operations or as additional information becomes available.

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

We replace our reserves through the acquisition of producing fields, exploration and by “proving up” reserves in existing fields. “Proving up” is the process by which additional reserves classified as “probable and possible reserves” in a producing field are accessed and reclassified as “proved reserves.” We prove up reserves with reservoir management techniques, such as water flooding and enhanced oil recovery projects. The reservoir management techniques currently used are water injection and the drilling of horizontal producing and injection wells. Technologies such as 3D seismic process, horizontal and step out wells, underbalance drilling and reservoir numerical stimulation are also used.

About the Independent Reserves Engineers Firm

Gaffney Cline & Associates (GCA) has more than 50 years of excellence in energy consulting, with extensive experience in the world's oil basins in estimating and auditing reserves and resources. Following the rules of several stock exchanges (United Kingdom, Australia, United States, Canada and Hong Kong Securities Commission), the guidelines and definitions of the Oil Resources Management System (PRMS) promulgated by the Society of Petroleum Engineers ); World Petroleum Council (WPC); American Association of Petroleum Geologists (AAPG); Society of Engineers of Evaluation of Petroleum (SPEE); Canadian Oil and Gas Assessment Manual (COGEH) and other professional engineering organizations around the world. It has considerable experience in booking and resource classification and evaluation systems, with teams based in its offices in Houston, the United Kingdom, Singapore, Moscow, Buenos Aires, Brazil, Kazakhstan, the United Arab Emirates and Sydney. The company has experience of practically all regimes, basins and technical situations around the world.

The reserves report covered 89% of our total reserves. In connection with the preparation of the Reserves Report, the Independent reserves engineers firm prepared its own estimates of our proved reserves. In the process of the reserves evaluation, the Independent reserves engineers firm did not independently verify the accuracy and completeness of information and data furnished by us with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the fields and sales of production. However, if in the course of the examination something came to the attention of the Independent reserves engineers firm that brought into question the validity or sufficiency of any such information or data, the Independent reserves engineers firm did not rely on such information or data until it had satisfactorily resolved its questions relating thereto or had independently verified such information or data. The Independent reserves engineers firm independently prepared reserves estimates to conform to the guidelines of the SEC, including the criteria of “reasonable certainty,” as it pertains to expectations about the recoverability of reserves in future years, under existing economic and operating conditions, consistent with the definition of SEC Regulation S-X Section 210.4-10(a) issued the reserves report based upon its evaluation. the independent reserves engineers Firm’s primary economic assumptions in estimates included oil and gas sales prices determined according to SEC guidelines, future expenditures and other economic assumptions (including interests, royalties and taxes) as provided by us. The assumptions, data, methods and procedures used, including the percentage of our total reserves reviewed in connection with the preparation of the reserves report were appropriate for the purpose served by such report, and the independent reserves engineers firm used all methods and procedures as it considered necessary under the circumstances to prepare such reports.

Technology used in reserves estimation

The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. The term “reasonable certainty” implies a high degree of confidence that the quantities of oil and/or natural gas actually recovered will equal or exceed the estimate. Reasonable certainty can be established using techniques that have been proved effective by actual production from projects in the same reservoir or an analogous reservoir or by other evidence using reliable technology that establishes reasonable certainty. Reliable technology is a grouping of one or more technologies (including computational methods) that have been field tested and have been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

There are various generally accepted methodologies for estimating reserves including volumetric, decline analysis, material balance, simulation models and analogies. Estimates may be prepared using either deterministic methods. The particular method chosen should be based on the evaluator’s professional judgment as being the most appropriate, given the geological nature of the property, the extent of its operating history and the quality of available information. It may be appropriate to employ several methods in reaching an estimate for the property.

Estimates must be prepared using all available information (open and cased hole logs, core analyses, geologic maps, seismic interpretation, production/injection data and pressure test analysis). Supporting data, such as working interest, royalties and operating costs, must be maintained and updated when such information changes materially.

Our estimated proved reserves as of December 31, 2016 are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also include subsurface information obtained through indirect measurements, including high quality 2-D and 3-D seismic data, calibrated with available well control. Where applicable, geological outcrop information was also utilized. The tools used to interpret and integrate all this data included both proprietary and commercial software for reservoir modeling, simulation and data analysis. In some circumstances, where appropriate analog reservoir models are available, reservoir parameters from these analog models were used to increase the reliability of our reserves estimates.

Recent Events

Veta Escondida Exploitation Concession

On April 4, 2012, we were notified of a decision of the government of the Province of Neuquén to terminate our production concession in the Veta Escondida area. We sought judicial relief, arguing that we have complied with all requirements under the concession and that we did not commit any breach, which would support the decision adopted by the government of Neuquén. On June 28, 2012, the Argentine Supreme Court upheld the injunctive relief we obtained from the lower courts and ordered the Province of Neuquén to refrain from enforcing the termination of the concession until a final ruling on the merits of the case is rendered. As of the date of this annual report, a final decision on the merits is pending.

On December 19, 2013, we (as operator) and Total Austral, having an interest of 55% and 45% in the Veta Escondida exploitation concession, respectively, reached an out-of-court agreement (the “Settlement Agreement”) with the Province of Neuquén and Gas y Petróleo del Neuquén (“GyP”), to settle a dispute arising from the enactment of provincial Decree No. 563/12, which declared the expiration of the concessionaires’ rights under the production concession and led us to bring a complaint against the Province of Neuquén. In 2014, the period set forth in the Settlement Agreement for obtaining the required approval of the terms of the Settlement Agreement by the provincial government expired.

On March 17, 2015, provincial Decree No. 565/15 approved a model agreement which included similar terms and conditions to those reached in the Settlement Agreement. As of the date of this annual report, the Province of Neuquén, Total Austral and we, are still negotiating a final settlement agreement based on the model agreement considering the current industry and market conditions.

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

On October 29, 2016, the concession expired, with the corresponding reversion of the area to the province of La Pampa.

Operation agreement with Pampetrol - 25 de Mayo Medanito S.E.

On October 29, 2016, an operation agreement was entered into between Petrolera Pampa and the provincial company Pampetrol for the exploitation and operation of the area 25 de Mayo – Medanito SE in the province of La Pampa. This exploitation concession belongs to Pampetrol and the contract does not grant Petrolera Pampa any rights or participation therein. The term of the contract is 12 months, with the possibility of extending its term by mutual agreement for an additional 6 months. During the term of the agreement, Petrolera Pampa has no obligation to make investments in the area beyond those necessary to maintain the area in production and whenever they are profitable.

Out of the total revenue from sales deriving from the operations, 62% corresponds to Petrolera Pampa as remuneration, 3% to Pampetrol as income, and the remaining 35% to the province of La Pampa.

New concession of Rio Neuquén – Province of Neuquén

On June 13, 2016, by the Decree No.776/2016 the Executive Power of Neuquén province granted Petrobras Argentina, for a period of 35 years, the concession for the non-conventional exploitation (tight gas reservoirs) of the Rio Neuquén area, including an initial pilot plan of up to 5 years.

Assets sale agreement to YPF S.A.

On October 14, 2016, the sale to YPF of 33.33% of the rights and obligations in the Río Neuquén area for U.S.$72 million was completed (with its operation since November 1, 2016), and the sale to YPF of 80% of the rights and obligations relating to the Aguada de la Arena area), which represents 100% of the total participation of Petrobras Argentina in this area, for U.S.$68 million, maintaining the transportation concessions in the area.

Assets sale agreement to Petrobras Operaciones S.A

On October 27, 2016, the sale to an affiliate of Petróleo Brasileiro S.A., Petrobras Operaciones S.A. (“POSA”) of 33.66% of the rights and obligations in the Río Neuquén area (valued at U.S.$72 million) and 100% of the rights and obligations under the concession agreement relating to the Colpa and Caranda areas in Bolivia (valued at a negative amount U.S.$20 million) was completed, for net consideration of U.S.$52 million.

Exploratory periods in Chirete – Province of Salta.

On March 4, 2015, the Secretary of Energy of the Province of Salta granted Petrobras Argentina an extension of the second exploration period in the Chirete concession area for a period of two years. On March 19, 2015, the board of directors of Petrobras Argentina approved the transfer of a 50% stake in the Chirete area to the High Luck Group, which was approved by the authorities of the Province of Salta on September 10, 2015. On November 19, 2015, the Secretary of Energy of the Province of Salta granted Petrobras Argentina additional one-year extension of the second exploration period, which expires in November 2016.

In January 2017, the High Luck Group operator informed us about the existence of a technical opinion of the Salta Province favorable to the entrance in the third exploratory period, which was approved on April 6, 2017 by the Salta Province.

Reserves Evolution

The closing date of the Acquisition was on July 27, 2016. As a result, the reconciliation of the reserves data of Pampa between December 31, 2015 and December 31, 2016 is not presented on a consolidated basis. In order to provide comparative information between 2015 and 2016, the following information provides detail on the full years of each of Petrobras Argentina and Petrolera Pampa (Pampa’s sole oil and gas interest prior to the Acquisition) to provide a better understanding of the factors affecting each of the reserves of Petrobras Argentina and Petrolera Pampa, respectively, since December 31, 2015:

1.       The table below sets forth, by geographic area, Petrobras Argentina´s total proved reserves and proved developed reserves of crude oil, condensate and natural gas liquids, and reserves of natural gas, at the dates indicated. This table includes Petrobras Argentina’s net share of the proved reserves.

As of December 31, 2016, Petrobras Argentina’s liquid hydrocarbon and natural gas proved developed and undeveloped reserves totaled 122.9 MMboe (47 MMboe of liquid hydrocarbons and 458 billion cubic feet, or 76 MMboe, of natural gas), representing a 33% decrease compared to proved reserves as of December 31, 2015 (a decrease of 30% and 34% for liquid hydrocarbons and natural gas, respectively). During 2016, the fields located in Argentina accounted for revisions of previous estimates representing an increase of 13.2 MMboe and extension and discoveries representing an increase of 8.1 MMboe. In addition, a downward revision of 16,6 MMboe was attributable to the reclassification of Venezuela reserves as contingent resources because of profitability and the economic situation of the country.

On May 13, 2016, we signed a memorandum of understanding (“MOU”) with Petrobras to acquire its controlling interest in Petrobras Argentina. Simultaneously, we assumed the commitment of selling certain working interests in the Aguada de la Arena and Rio Neuquén concessions areas to a subsidiary of Petrobras and YPF, decreasing proved reserves by 46.6 MMboe. As a result, our working interest in Rio Neuquén became 33,07% and no working interest was retained in Aguada de la Arena. Subsequently, in June 2016, the Province of Neuquén agreed to extend our Rio Neuquén concession through 2051, increasing our proved reserves by 5.3 MMboe.

As of December 31, 2016, 66% of the proved reserves were developed, while 34% were undeveloped. Proved developed reserves were 81.6 million of barrels of oil equivalent. During 2016, Petrobras Argentina´s invested U.S.$ 73 million to convert approximately 8.5 million barrels of oil equivalent of proved undeveloped reserves to proved developed reserves.

The 44% decrease in Petrobras Argentina´s proved undeveloped reserves in 2016 compared to 2015 is mainly attributable to:

(1)      the conversion of approximately 8.5 MMboe of proved undeveloped reserves to proved developed reserves, mainly through drilling activities in our production areas in the Neuquén basin;

(2)      extensions and discoveries (mainly in connection with the new 35-year non-conventional concession in the Río Neuquén area in the Neuquén basin), which resulted in the addition of 3.6 MMboe of proved undeveloped reserves;

(3)      purchase of proved undeveloped reserves in place (mainly in connection with the new 35-years non-conventional concession in the Río Neuquén area in the Neuquén basin), which resulted in the addition of 2.6 MMboe of proved undeveloped reserves;

(4)      the sale to YPF and POSA of a participation interest in Rio Neuquén and Aguada de la Arena areas, which resulted in decrease of 23.4 MMboe; and

(5)      a decrease of 7.3 MMboe of proved undeveloped reserves, based on negative revisions to previous estimates of reserves and improved recovery.

The activities described in items (1), (2), (3), (4) and (5) above resulted in a net decrease of 33,1 MMboe in our proved undeveloped reserves in 2016 compared to 2015.

As of December 31, 2016, Petrobras Argentina’s proved undeveloped reserves were 41,3 MMboe, all of which correspond to wells located within one offset of proved developed reserves and gas fields where the activity has been scheduled to maintain production levels in accordance with contracts and installed facilities. We plan to put approximately 90% of these proved undeveloped reserves into production through activities to be implemented over the next five years. Of these reserves, 10% will be developed over periods exceeding five years and are mainly located in gas fields where the activity has been scheduled to maintain production levels in accordance with contracts and installed facilities.

We have a total of 4 million barrels of oil equivalent of proved undeveloped reserves, all located in Argentina, that have been booked for more than five years. This is because such reserves are mainly located in gas fields where the activity has been scheduled to maintain production levels in accordance with contracts and installed facilities.

2.       The table below sets forth, by geographic area, Petrolera Pampa’s total proved reserves and proved developed reserves of crude oil, condensate and natural gas liquids, and reserves of natural gas, at the dates indicated. This table includes Petrolera Pampa’s net share of the proved reserves.

	Crude oil, condensate and natural gas liquids (in thousands of barrels)	Natural gas (in millions of cubic feet)	Combined (in MMboe) (1)

Total proved developed and undeveloped	383	104.183	17,7
reserves as of December 31, 2015
Proved developed reserves as of	357	81.874	14,0
December 31, 2015
Increase (decrease) originated in:
Revisions of previous estimates	94	49.183	8,3
Improved recovery	0	0	0,0
Extensions and discoveries	13	6.325	1,1
Purchase of proved reserves in place	0	0	0,0
Sale of proved reserves in place	0	0	0,0
Year’s production	-103	-35.700	-6,1
Total proved developed and undeveloped	387	123.991	21,1
reserves as of December 31, 2016
Proved developed reserves as of	362	108.524	18,4
December 31, 2016

(1) Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per barrel of oil equivalent.

*This table only include information of our subsidiary, Petrolera Pampa.

As of December 31, 2016, Petrolera Pampa’s liquid hydrocarbon and natural gas proved developed and undeveloped reserves totaled 21.1 MMboe (0.4 MMboe of liquid hydrocarbons and 124 billion cubic feet, or 20.7 MMboe, of natural gas), representing a 19% increase compared to proved reserves as of December 31, 2015 (an increase of 1% and 19% for liquid hydrocarbons and natural gas, respectively). During 2016, Petrolera Pampa’s fields located in Argentina accounted for revisions of previous estimates and extensions and discoveries representing an increase of 9.4 MMboe

As of December 31, 2016, 88% of Petrolera Pampa’s proved reserves were developed, while 12% were undeveloped. Proved developed reserves were 18.4 million of barrels of oil equivalent. During 2016, Petrolera Pampa invested U.S.$63.2 million to convert approximately 3.1 million barrels of oil equivalent of proved undeveloped reserves to proved developed reserves.

The 30% decrease in our proved undeveloped reserves in 2016 compared to 2015 is mainly attributable to:

(1)      the conversion of approximately 3.1 MMboe of proved undeveloped reserves to proved developed reserves;

(2)      partially offset by an increase of 2 MMboe of proved undeveloped reserves, based on positive revisions to previous estimates of reserves and improved recovery.

The activities described in items (1) and (2) above resulted in a net decrease of 1.1 MMboe in our proved undeveloped reserves in 2016 compared to 2015.

As of December 31, 2016, Petrolera Pampa has not proved undeveloped reserves booked for more than five years.

1.       The following table sets forth the Petrobras Argentina’s production of oil and gas in Argentina and outside Argentina for the periods indicated.

	Year ended December 31,
	2016		2015		2014
	Oil (1)	Gas (2)	Oil (1)	Gas (2)	Oil (1)	Gas (2)

Rio Neuquén area in Argentina (3)	475	27,700	383	19,654	323	11,527
Other areas in Argentina	8,970	52,790	11,288	59,594	13,733	78,331
Venezuela (4)	786	192	1,227	313	1,691	591
Bolivia (5)	132	2,896	221	4,448	258	4,939
Total	10,363	83,577	13,119	84,009	16,005	95,388

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

For the year 2016, Petrobras Argentina’s average daily production in Argentina was 25,806 barrels of crude oil and 219,9 million cubic feet of natural gas, representing a decrease of 19.1% in our production of oil (mainly as a result of the relinquishment of the Medanito La Pampa area) and an increase of 1,6% in our production of gas (as a result of the development of tight gas in the Río Neuquén and El Mangrullo areas), in each case compared to 2015.

During 2016, oil and gas production attributable to operations in Venezuela averaged 2,236 barrels of oil equivalent per day, representing 3.4% of the daily production and a decrease of 36% compared to 2015. The four areas in Venezuela, operated by mixed companies, had an aggregate of 89 productive gross wells.

2.       The following table sets forth Petrolera Pampa’s production of oil and gas for the periods indicated.

	Year ended December 31,
	2016		2015		2014
	Oil (1)	Gas (2)	Oil (1)	Gas (2)	Oil (1)	Gas (2)

Argentina	439	35,951	60	18,584	37	10,359
Total	439	35,951	60	18,584	37	10,359

(1) Oil production includes other liquid hydrocarbons. Amounts in thousands of barrels.
(2) Gas production represents only marketable production of natural gas excluding flared gas, injected gas and gas consumed in operations. Amounts in millions of cubic feet.

* This table only includes information of our subsidiary, Petrolera Pampa.

For the year 2016, Petrolera Pampa’s average daily production was 1,198 barrels of crude oil and 98,2 million cubic feet of natural gas, representing an increase of 630% in our production of oil (mainly as a result of the operation agreement with Pampetrol in the Medanito La Pampa area) and an increase of 93% in our production of gas (as a result of the development of tight gas in the Rincón del Mangrullo and El Mangrullo areas), in each case compared to 2015.

Our Refining and Distribution business

Our presence in the refining and distribution business segment enables us to take full advantage of our hydrocarbon reserves. Operations in the refining and distribution business segment are the necessary link to optimize the value chain, which begins with crude oil and gas exploration and production and ends with customer service in the gas station network and the offer of petrochemical products. Our main strategy in the refining and distribution business segment is to maximize profitability, balancing the crude oil, refining and logistics chain.

As of December 31, 2016, our refining and distribution operations were based in Argentina, where we operated a refinery and a network of 263 gas stations. Our Ricardo Eliçabe refinery (the “Refinery”) is located in Bahía Blanca (Province of Buenos Aires). In addition, we have a 28.5% interest in Refinor.

Refining

Ricardo Eliçabe Refinery

As of December 31, 2016, our Refinery had a total refining capacity of 30,200 barrels of oil per day. The Refinery is located in the city of Bahía Blanca, in the Province of Buenos Aires, a strategic location for the reception of crude oil coming through an oil pipeline from the Neuquén basin, for other Argentine crude oil coming by sea from the Golfo San Jorge or Santa Cruz Sur basins, and for imports from international markets. With a crude oil processing capacity of approximately 30,200barrels per day, the Refinery produces a wide variety of products: regular gasoline, premium gasoline and ultra-high octane gasoline, diesel, fuel oil, asphalts and liquefied gases (propane and butane).

The Refinery also produces intermediate fuel oil (“IFO”) mixes used as fuel in vessels, raw materials for solvents and virgin naphtha for the petrochemical industry. The Refinery has a storage capacity of 480,000 barrels of heavy products and 690,000 barrels of light products.

During 2016, the Refinery processed an average of 25,511 barrels of oil per day, an 11% decrease when compared to an average of 28,704 barrels per day in 2015. During 2016, in addition to the domestic crude oils, our refinery successfully processed several imported crude oils of different qualities.

In 2016, investments at our Refinery were mainly directed to works related to safety and the environment, legal compliance and reliability optimization in different refinery areas, including the revamping of the tank yard, scheduled shutdowns in hydro processing and visbreaking units, and the retrofitting of loading points at Puerto Galván. In 2017, our Refinery will continue making the necessary investments relating to legal compliance, maintenance and reliability of plant operations and the revamping of the tank yard, and will begin making investments towards the general shutdown scheduled for 2018.

Additionally, we are analyzing investments to expedite the supply of fuel to nearby power plants and in a new gasoil hydro treating unit.

Dock Sud Terminal

The Dock Sud distribution plant, located in the province of Buenos Aires, close to the city of Buenos Aires, has a total storage capacity of approximately 1,230,000 barrels of light products and lubricants bases distributed en its three plants. Fuel reception is done from the DAPSA and YPF piers through pipes, with facilities for dispatch and reception of tankers.

At the Dock Sud terminal, investments will be mainly directed towards the revamping of the pump room, reservoir and ducts of the fire system, and we will continue the tank revamping works to meet applicable requirements and value enhancement works related to the tank yard aimed at increasing storage capacity for light fuels both for own use and to be rented to other oil companies.

Caleta Paula Terminal

The Caleta Paula plant is located in the Province of Santa Cruz, close to the city of Comodoro Rivadavia, in southern Argentina. The strategic location of this plant significantly improves our logistical capacity in an area distant from refineries. In addition, it allows us to maintain significant stocks of products to satisfy demand in the southern area of the country for gasoline, diesel and lubricants. The plant is located on the Atlantic coast, and is supplied by vessels and supplemented by truck loading facilities. It has a storage capacity of 85,000 barrels of light products.

At Caleta Paula terminal, in turn, the necessary investments relating to maintenance and legal compliance will be made, including works involving the revamping of tanks, piping, and a reverse osmosis plant to supply water to the Terminal.

Distribution

As of December 31, 2016, our commercial network of gas stations and wholesale customers allowed us to deliver products and services to a number of regions in Argentina. As of such date, we had a network of 263 gas stations located throughout Argentina. During the last years, our commercial strategy consisted in optimizing the customer base for the purpose of adapting it to the refining capacity and therefore making the distribution more efficient.

 During 2016, we continued with our gas pump replacement and CNG compressors upgrade programs in our gas station network.

     Our points of sale (gas stations) in Argentina as of December 31, 2016 were as follows:

As of December 31, 2016
Owned (1)	79
Franchised (2)	184
Total	263

(1)           Owned or controlled by us under long-term commercial contracts or other types of contractual relationships that secure long-term direct influence over such points of sale.

(2)           The term “franchised” is used to refer to gas stations owned by third parties with whom the Company has signed an agreement that provides it with the right (i) to become the gas station’s exclusive supplier and (ii) to brand the gas station with its corporate image. Current laws establish that the term of such contracts should be at maximum five years for existing stations and eight years for newly constructed stations.

The following table shows main indicators for our consolidated refining and distribution segment for the fiscal year ended December 31, 2016:

2016
Technical Information*
Sales (thousand m3):
Crude Oil	7.2
Diesel Oil	375.6
Gasolines	225.2
Fuel Oil, IFOs and Asphalts	131.3
Others	72.6
Financial Information**
Argentina	6,402
Outside Argentina	148
Total Revenues	6,550

* From the closing of the Acquisition (July 27, 2016 - December 2016).
** Consolidated Financial Statements, figures in million Ps. (July 27, 2016 - December 2016).

Another important business development focus is lubricants. In the last few years, the objective was to consolidate the Lubrax-brand in the Argentine market through the development of exclusive lube customers, leveraging combined sales with liquid fuels and point-of-sale promotions.

In 2016, the Lubrax branded-product sales in the Argentine market totaled 14,730 cubic meters.

Refinor

We have a 28.5% interest in Refinor, whose other shareholders are YPF (50%) and Pluspetrol S.A. (21.5%). Refinor is engaged in crude oil refining, natural gas processing, product transportation, marketing and sales.

Refinor owns the only refinery in the northern region of Argentina, which is located in Campo Durán, in the Province of Salta. Refinor’s refining capacity reaches approximately 25,800 barrels of oil per day and its natural gas processing capacity reaches 20.3 million cubic meters of gas per day (“MMm3/d”).

Refinor owns and operates the following processing plants: an atmospheric distillation unit (topping), a vacuum distillation unit, a gasoline hydro-treatment unit, a catalytic reformer plant, an isopentane plant using fractional distillation of gasoline turbex, two turbo expander and fractioning plants for LPG production, as well as a plant for the production of auxiliary services (industrial water, steam, electricity, compressed air) used in the different processing plants.

The Campo Durán refinery receives crude oil/condensate and natural gas from the Northwestern Basin and from Bolivia. These operations are conducted through two oil pipelines and three gas pipelines.

In 2012 Refinor entered into an agreement with ENARSA to supply the compression gas service, which ENARSA was importing from Bolivia. This agreement was amended to extend: (i) the compression’s capacity up to 26 MMm3 of gas per day; and (ii) the term of the agreement to April 2019.

In addition, Refinor operates a 1,109 km-long pipeline running from Campo Durán (in the Province of Salta) to Montecristo (in the Province of Córdoba) for the distribution of its products. Along the pipeline, the Banda Río Salí (in the Province of Tucumán), CTG (in the Province of Salta) and Leales (in the Province of Tucumán) dispatch plants are supplied. This pipeline is the most important distribution channel for liquids generated in the Northwestern Basin in Argentina and transports diesel, virgin naphtha, motor gasoline, butane and propane.

As of December 31, 2016, Refinor had a commercial network of 80 gas stations located in the Provinces of Salta, Tucumán, Jujuy, Santiago del Estero, La Rioja, Catamarca and Chaco. Through these gas stations, Refinor sells a high performance fuel line: Refinor 97 (97 octanes), High grade (95 octanes) and Eco Diesel.

In 2016, sales of gasoline, gasoil, raw naphtha and other liquid fuels amounted to 528,000 m3, which represents a 17% decrease compared to 2015.

In turn, gas processing reached a daily average of 14.7 MMm3/D. LPG sales amounted to approximately 210,000 tons, representing a 24% decrease compared to 2015.

Our Petrochemicals business

Our petrochemical operations are entirely based in Argentina. We produce a wide array of products, such as intermediate gasoline, aromatic solvents, hexane and other hydrogenated paraffinic solvents, propellants for the cosmetic industry, monomer styrene, as well as rubber and polymers for the domestic and foreign markets from natural gas, virgin naphtha, propane and other supplies.

In Argentina, we are the only producer of styrene, polystyrene and elastomers, and the only integrated producer of plastics derived from oil production. As part of our efforts to integrate our operations, we use a substantial amount of styrene for the production of polystyrene and synthetic rubber.

The petrochemicals division has the following plants:

•      An integrated petrochemicals complex at Puerto General San Martín, in the Province of Santa Fé, with an annual production capacity of 50,000 tons of gases (LPG and propellants), 155,000 tons of aromatics, 290,000 tons of gasoline and raffinate, 160,000 tons of styrene, 55,000 tons of synthetic rubber, 180,000 tons of ethylbenzene and 31,000 tons of ethylene.

•      A polystyrene plant located in the city of Zárate, in the Province of Buenos Aires, with a production capacity of 65,000 tons of polystyrene and 14,000 tons of bioriented polystyrene (“BOPS”) per year. This state-of-the-art BOPS plant is the only one of its type in South America.

•      An ethylene plant located in San Lorenzo, in the Province of Santa Fé, with a production capacity of 19,000 tons per year. It is located along the Paraná river coast, near the Puerto General San Martín petrochemicals complex, which uses ethylene as raw material for the production of ethylbenzene and styrene.

Styrenics Division

In 2016, monomer styrene sales volumes totaled 51 thousand tons, while polystyrene sales volumes totaled 54 thousand tons. In 2016, BOPS sales volumes totaled 6.5 thousand tons.

In 2016, rubber sales totaled 27,8 thousand tons, of which 17,6 thousand tons were attributable to the domestic market and 10,2 thousand tons to exports.

Reforming Gasoline Division

Sales of intermediate gasoline and naphtha during 2016 totaled 242 thousand tons, of which 73 thousand tons were directed to the export market. Sales of aromatics, hexane y and paraffinic solvents during 2016 totaled 55 thousand tons. Propellant gas sales totaled 10 thousand tons in 2016.

As of December 31, 2016, our estimated market shares of the following products in Argentina were: Styrene 100%, Polystyrene 90% and Styrene butadiene rubber (“SBR”) 85%.

The following table sets forth main indicators of production and sales by major product for the petrochemicals division in Argentina for the fiscal year ended December 31, 2016:

2016
Technical Information*
Sales (in thousand ton):
Styrene (incl. propylene y ethylene)	30.4
SBR	10.6
Polystyrene (incl. BOPS)	26.7
Others	137.0
Financial Information**
Argentina	1,909
Outside Argentina	598
Total Revenues	2,507

* From the closing of Petrobras Argentina’s the Acquisition (July 27, 2016 - December 2016).
** Consolidated Financial Statements, figures in million Ps. (July 27, 2016 - December 2016).

Our Holding and Other business

Our holding and other business segment is made up, among other holdings, by our indirect interest in TGS, Argentina’s major gas transportation company, owning a 9,184 km-long gas pipeline network and a gas fuel processing plant, General Cerri, with an output capacity of 1 million tons a year. Furthermore, we co-control Transener, a company that operates and maintains the Argentine high voltage transmission grid covering more than 14.5 thousand km of proprietary lines, as well as 6.2 thousand km of Transba-owned high voltage lines. Transener transports 90% of the electricity in Argentina.

Our Interest in TGS

TGS is the most important gas transportation company within the country, and it operates the biggest pipeline system in Latin America. It is also a leading company in the production and sale of NGLs for both domestic and export markets, conducting its business from the General Cerri Complex located in Bahía Blanca, in the Province of Buenos Aires. TGS also provides comprehensive solutions in the natural gas area and, since 1998, it has also landed in the telecommunications area through its controlled company Telcosur. As of December 31, 2016, Pampa holds a 25.5% indirect interest in TGS through CIESA.

The following table summarizes TGS’ main technical and financial indicators:

	2016	2015
Technical Information
Gas Transportation
Average firm capacity purchases (in million m3 per day)	79,5	80,6
Average deliveries (in million m3 per day)	66,7	66,0
Production and selling of liquids
Total liquid production (in thousand tons)	939,4	924,2
Gas processing capacity (in million m3 per day)	46,0	46,0
Storage capacity (in tons)	54,840	54,840
Financial Information*
Revenues	7,402	4,227
Fiscal year’s results	931	(172)
Total Assets	8,931	6,647
Total Liabilities	6,405	4,951
Shareholders’ Equity	2,526	1,695

* Consolidated Financial Statements, figures in million pesos.

** Amounts show continuous operations only.

Description of TGS’s Business Segments

Regulated Segment: Gas Transportation

In 2016, revenues from this business segment amounted to Ps. 2,087.2 million, showing an increase of Ps.1,073.2 million compared to Ps.1,014.0 million recorded in 2015, which was mainly due to the impact of the tariff update approved by ENARGAS Resolutions No. 3,724/16 and No. 4,054/16 within a context where efforts to improve the tariff schedule continued.

Revenues from this business segment result mainly from firm natural gas transportation agreements, whereby the pipeline capacity is reserved and paid for irrespective of its actual use. Besides, TGS provides an interruptible service, where the transportation of natural gas is subject to the pipeline’s available capacity. Furthermore, TGS provides operation and maintenance services for assets assigned to the natural gas transportation system corresponding to the extensions encouraged by the Argentine Government and held by trusts created to such effect. For this service, TGS receives from customers with incremental natural gas transportation capacities the CAU established by ENARGAS. Since its creation in 2005, the CAU has received transitory updates, which have however been insufficient to offset the increase in operating costs recorded since its creation.

In 2016, the daily average injection of natural gas into the gas pipeline system operated by TGS was higher than in 2015. As the second quarter of 2016 had one of the lowest temperature averages in the last 50 years, consumption by residential customers experienced a strong increase. In view of this situation, TGS managed to operate the pipeline system in a highly-demanding context and coupled with the execution of a designed overhaul plan, TGS’s gas pipeline system was fairly responsive to meet such demand. However, the regulatory authority continued restricting the supply of natural gas to the industrial and generation market in order to reorient and allocate gas to so-called priority users, mainly residential, commercial and CNG users. However, restrictions were lower due to the higher average number of injections into the system.

Regarding gas pipeline system expansions, on July 30, 2016, the Secretaría de Energía y Nación Fideicomisos S.A. (“NAFISA”) communicated TGS ME&M's decision to suspend all pending natural gas transportation capacity expansion works. The extension works, which started in 2006, will allow for the transportation of a total incremental volume of 10.7 MMm3/d, out of which 8.7 MMm3/d are enabled and supported by currently effective firm gas transportation contracts.

Non-Regulated Segment: Production and Marketing of Gas Liquids

Unlike the gas transportation business, the production and selling of gas liquids is not regulated by ENARGAS.

In 2016, this segment’s revenues accounted for 64.7% of TGS total revenues, which have increased by Ps.1,860.5 million, from Ps.2,907.8 million recorded in 2015 to Ps.4,768.3 million in 2016. Revenues from the liquid fuel business have increased mainly as a result of the positive impact of the Ps. exchange rate on sales denominated in U.S. Dollars and the increase of volumes sold on the Company’s own account. These effects were partly offset by the drop in international average reference prices, which, despite the recovery evidenced in the month of December, were below those disclosed in 2015 for a significant part of 2016.

Gas liquids production and selling activities are conducted at the Cerri Complex, located close to Bahía Blanca, which is supplied by all of TGS’s main gas pipelines. Ethane, propane, butane and natural gasoline are recovered at this industrial complex. TGS sells these liquids to both domestic and foreign markets. In the domestic market, propane and butane are sold to fractioning companies. In the foreign market, the sale of these products and natural gasoline is made at current international market prices. Ethane is sold to Polisur at a price mutually agreed by the parties.

During fiscal year 2016, the production of liquids increased by 15,247 tons, or 1.6%, mainly as a result of the increase in the number of propane tons. Total volumes dispatched from the Cerri Complex decreased by 25,507 tons, or 2.7%, during the fiscal year ended December 31, 2016 compared to fiscal year 2015. The dispatched volumes of gas liquids are detailed below:

Volumes dispatched in 2016 (tons)	2016	2015
Ethane	277,475	277,689
Propane	313,505	314,715
Butane	222,094	237,569
Natural gasoline	98,649	107,257
Total volumes	911,723	937,230

Source: Pampa Energía. S.A.

Despite the adverse scenario, TGS faced during most of fiscal year 2016 as a result of the low international prices determining the sales price of its products, as a result of coordinated efforts by its different areas TGS managed to optimize its business margins and met its production and sales objectives.

Furthermore, within this context TGS has entered into export agreements for the 2016/2017 summer period, which not only enabled the company to obtain better prices than with “spot” sales, but also brought short-term certainty for the sale of these products.

In the domestic market, TGS continued meeting the ME&M’s requirements on the volumes to be provided to the domestic market under both the New Stabilization Program and the Network Propane Agreement. Under these programs, TGS sells volumes well below market prices, which, under certain conditions, results in negative operating margins.

During the fiscal year ended December 31, 2016, TGS executed extensions to the Network Propane Agreement, which provided for the supply of propane for the May 2015 – April 2016 and May 2016 - April 2017 periods, respectively. Both programs provided for a compensation payable to participants by the Argentine Government. In this respect, on June 22, 2016 and pursuant to the provisions of Executive Order No. 704/16, a Letter of Consent was executed whereby TGS agreed to receive BONAR 2020 bonds in cancellation of compensations owed as of December 31, 2015 under the Network Propane Agreement, which were received on October 5, 2016. Although as of the date hereof receivables from the Network Propane Agreement for fiscal year 2016 and the first months of 2017 are still pending payment, efforts are under way to rectify the situation.

As regards ethane, after the expiration of the ten-year contract on December 31, 2015 and in an adverse international context of increased competition, TGS, after executing short-term agreements for the January-April period, obtained a renewal for the May 2016-May 2017 period. This agreement not only enables to guarantee the supply of this product to its single customer, Polisur, but also allowed the company to obtain sales margins in line with those obtained during the last few years. However, on account of commercial issues, this contract implies the supply of lower annual volumes compared to the previous contract.

During the 2016 winter period, restrictions on access to natural gas for restocking the Plant’s thermal reduction (“RTP”) in the Cerri Complex persisted, which prevented a production increase. As regards purchase prices for natural gas used as RTP, despite the increase in natural gas prices, TGS guaranteed its supply at reasonable prices, thus avoiding a significant impact on this business segment’s operating margins.

Non-Regulated TGS’s Segment: Other Services

The other services segment is not regulated by ENARGAS. TGS provides midstream services, which mainly consist of treatment, impurity separation and gas compression. It may also include gas extraction and transportation at gas fields, construction services, inspection and maintenance of compression plants and gas pipelines, as well as steam generation services for the production of electricity. This business segment also includes revenues from telecommunication services provided through its subsidiary Telcosur.

In 2016, revenues from this TGS’s business segment amounted to Ps. 546,6 million. This segment represented 7% of TGS’s total income in 2016. Revenues from sales experienced an increase, mainly on account of the devaluation of the nominal exchange rate on revenues denominated in U.S. Dollars and higher revenues from natural gas operation and maintenance, and compression and treatment services during fiscal year 2016.

During fiscal year 2016, new business was obtained in the engineering, operation, and natural gas maintenance areas, which have offset the lower revenues resulting from the expiration of certain operation and maintenance agreements. Effective as from August 2016, TGS perfected the renewal and 20-year extension of the conditioning and compression services for the natural gas extracted from the Neuquén River field, over which we held a concession expiring on December 31, 2017. Furthermore, on September 27, 2016, a new agreement was entered into with us to extend the plant's processing capacity, which will result in additional revenues for TGS as from the second quarter of 2017.

Regarding telecommunication services provided by Telcosur, during 2016 its business consolidation strategy was reinforced through the renewal of transmission capacity agreements and the execution of new agreements with carriers and corporate customers.

Our Interest in Transener

Citelec

History

In September 2006, we entered into a stock purchase agreement with Dolphin Opportunity LLC. an affiliate of the Company, to acquire 68,400,462 shares of Transelec Argentina S.A. (“Transelec”), representing 89.76% of Transelec’s capital stock, at a purchase price of U.S. $48.5 million. The remaining 10.24% of Transelec’s capital stock was acquired in January 2008 from Marcelo Mindlin, Damián Mindlin and Gustavo Mariani upon the exercise of the put option held by them at a price of Ps.38.8 million (U.S. $12.3 million).

Transelec owns 50% of Citelec’s capital stock, which in turn owns 52.65% of the capital stock of Transener, the largest high voltage electricity transmission company in Argentina. Transener’s Class B common shares are listed on the Buenos Aires Stock Exchange, and the remaining 47.3% of Transener is held by minority public shareholders and the ANSES. The remaining 50% of Citelec´s capital stock was more recently acquired equally by Electroingeniería S.A., which in turn transferred its participation to Grupo Eling S.A. and the Argentine state-owned company, Energía Argentina S.A. (“Enarsa”).

Transener was privatized in July 1993, when Citelec was awarded the Argentine Government’s controlling stake in Transener. In August 1997, the Province of Buenos Aires privatized Transba, a company organized in March 1996 to own and operate the regional electricity transmission system of the Province of Buenos Aires. Transener acquired 90% of Transba’s capital stock on August 5, 1997.

On September 30, 2016, Grupo Eling S.A sold its interest in Citelec S.A. and its rights and obligations under the Technical Assistance Agreement for the operation, maintenance and administration of system of the high voltage electric energy transport system dated November 9, 1994, were transferred to Enarsa, except for amounts accrued to Grupo Eling S.A until September 30, 2016.

Transener’s operations

Transener is the leading company in the public service of high voltage electricity transmission in Argentina, which operates 90% of the lines of the country. It holds a concession over 20,648 kilometers of transmission lines and 149 transforming substations.

Transener operates and maintains the leading electricity transmission system in Argentina at the 500 kv level under a concession agreement under which Transener holds an exclusive 95-year concession to provide high voltage electricity transmission services throughout the Transener network spanning 14,489 km Transener also indirectly owns and operates one of the six regional transmission networks in Argentina, the Transba network. The Transba concession grants Transba an exclusive 95-year concession to provide electricity transmission services (from the 66 kV to the 220 kV levels) in the Province of Buenos Aires via trunk lines, which are the main transmission lines that connect to all other lower voltage transmission systems owned and maintained by distribution companies in a certain region, throughout the Transba network spanning approximately 6,159 km.

Transener also generates additional revenues from, among other things, the operation and maintenance of the Fourth Line, and services provided to third parties.

The following table summarizes Transener’s most relevant technical and financial indicators:

	2016	2015
Technical Information
Transener Transmission Lines (Km)	14,489	14,472
Transba Transmission Lines (Km)	6,159	6,159

Financial Information*
Revenues	2,.270	1,947
Fiscal year’s results, attributable to company’s shareholders	(57)	52
Assets	3,346	2,958
Liabilities	2,694	2,235
Shareholders’ Equity	652	723

* Consolidated Financial Statements under IFRS figures, in million Ps.

We, Grupo Eling S.A. and Enarsa entered into an operating agreement under which each of us and Enarsa provides to Transener certain services, expertise, know-how and technical assistance in connection with Transener´s operations. In addition, we, Electroingeniería and Enarsa provide advice and coordination services in the areas of human resources, general administration, information systems, quality control and consulting. The operating fee payable by Transener under such agreement is equal to 2.75% of its annual revenues and the insurances cost of the operators directly related with the provision of services under operating agreements.  Fees for operating services are included as a component of operating expenses in Transener´s consolidated financial statements and in 2016 represented approximately Ps.31.2million.

Operation and Maintenance.

The Extra High Voltage Electricity Transmission SADI operated and maintained by Transener is subject to increasingly higher load conditions every year. In 2016, the winter peak reached 23,529 MW, a value which exceeded the previously highest historical winter peak of 22,552 MW registered in 2013. Furthermore, the 2016 summer peak exceeded the previously highest historical summer peak of 24,034 MW recorded in January 2014, reaching 25,380 MW in February 2016.

Despite the great number of power grid solicitations, in 2016 service quality has been fully acceptable for the values required from a company like Transener, which ended the year with a failure rate equal to 0.52 failures per each 100 kilometer-line, consistently with international parameters accepted for companies which operate and maintain extra high-voltage transmission systems.

Investments

During 2016, Transener made investments in the amount of Ps.345 million.

Business Development

Engineering Services

Regarding power grid expansion works, Transener has focused its activity on those works in which the company has competitive advantages, prioritizing the works to be executed on the 500 kV system.

The development of an important work program to replace equipment and install new storage facilities within the transportation system has entailed the demand for other services, such as: the preparation of bidding documents, electricity studies, implementation of power generation and demand systems (DAG and DAD systems) and testing and commissioning of step-up substations. Transener’s technical teams extensive expertise has been a key factor in the customers’ decision to entrust it with the performance of critical works. Bidding documents for the expansion of the transportation system under the Federal Plan for works pursuant to SE Resolution. No. 01/03, and other extensions to be executed by different WEM agents have been drafted. Among the most important works, ET Paso de la Patria, ET 25 de Mayo, ET Macahin, ET Atucha and ET Ramallo.

Electricity Transmission-related Services

Operation, maintenance and other services, such as specific testing hired by private customers owning transmission facilities for both private and public use (independent and/or international transmission utilities) have been provided since the creation of such company.

Among the works performed by Transener, the replacement of bushings, the performance of oil analyses, diagnostic trials, Optical Ground Wire (”OPGW”) repairs, fuel oil (“FO”) connections in repeater junction boxes, the cleaning of isolators, measurements of electric and magnetic fields, automation implementation, and maintenance of step-up substations’ lines and equipment.

All service agreements include provisions to maintain Transener’s remuneration at real values; and most agreements have been uninterruptedly renewed since their commencement, which confirms the quality of the service provided by Transener and the level of satisfaction of its clients.

Communications

In 2016, Transener continued providing infrastructure services to several communications companies, including the assignment of dark fiber optics to its own system (Line IV), and the lease of space in microwave stations and in their aerial-supporting structures. The growing demand from mobile communication companies has led to a significant increase in revenues both in terms of volume and better prices. Besides, Transener continued to provide support services for operating communications and data transmission to WEM agents.

Financial Situation

Since during 2016 Transener and Transba continued negotiating their respective tariff schemes, their treasury management was based on prudential standards aiming to ensure power grid operation by optimizing their use to reduce risks and enhance hedging and yields.

Therefore, as of December 31, 2016, its consolidated financial debt amounted to U.S.$98.5 million principal amount of 9.75% Series 2 corporate bonds. Since principal on these bonds is due in August 2021, there is no additional financial debt maturing before that date.

Tariffs

The Public Emergency and Exchange Rate Regime Reform Act (Law No. 25,561) imposed a duty on public utilities, such as Transener and its subsidiary Transba, to renegotiate their agreements in force with the Argentine Government while continuing to supply electricity services. This situation has significantly affected Transener and Transba’s economic and financial situation.

In May 2005, Transener and Transba signed with the UNIREN the Memorandums of Understanding specifying the terms and conditions for updating their concession agreements. The Memorandums of Understanding provided for the performance of a RTI before the ENRE and for the determination of a new tariff regime for Transener and Transba, which should have come into force in February 2006 and May 2006, respectively; as well as the recognition of increased operating costs occurring until the RTI-based new tariff regime came into force.

Since 2006, Transener and Transba have requested the ENRE to address the need to standardize compliance with the provisions set forth in the Memorandum of Understanding, pointing out ENRE’s failure to comply with its commitments thereunder, the critical situation arising from such breach, and their availability to continue with the RTI process insofar as the remaining commitments undertaken by the parties remained in force and a new RTI-based new tariff regime was decided upon. Furthermore, Transener and Transba timely filed their respective tariff claims pursuant to the provisions set forth in both Memorandums of Understanding and in Section 45 and related sections of Law No. 24,065, for its analysis, the holding of the relevant public hearing, and the definition of the new tariff scheme aiming at performing the expected RTI process.

In order to begin rectifying the tariff scenario, in December 2010 Transener and Transba entered into a Supplementary Instrumental Agreement to the UNIREN Memorandum of Understanding with the SE and the ENRE, which mainly provided for the acknowledgment of a credit claim to Transener and Transba for cost fluctuations recorded during the June 2005–November 2010 period calculated as per the IVC established in the Memorandum of Understanding. These receivables were assigned in consideration of disbursements by CAMMESA, which were executed through loan agreements.

After collecting these receivables and pending the RTI, on May 13, 2013 and May 20, 2013, Transener and Transba, respectively, executed a Renewal Agreement with the SE and the ENRE, effective through December 31, 2015, which, among others, acknowledged a credit claim for cost variations recorded during the December 2010 – December 2012 period calculated as per the IVC.

In view of the repeated delays in the implementation of the RTI provided for in the Memorandum of Understanding, the SE and the ENRE successively extended the recognition of higher costs until November 2015. In May 2016, after the expiration of the Renewal Agreement and without any pending recognized credit claims, Transener and Transba continued disbursing under the loans granted by CAMMESA, which were disclosed as liabilities. Finally, on December 26, 2016, Transener executed a new agreement with the SE and the ENRE whereby the SE:

•         recognized credit claims in favor of Transener in the amount of Ps.1,502.9 million and Ps.514.7 million, respectively, for the December 1, 2015-January 31, 2017 period;

•         provided for an investment plan for the October 2016-March 2017 period in the amount of Ps.299.1 million for Transener and Ps.121.4 million for Transba.

Even though both agreements were in force until February 1, 2017, the RTI’s tariff scheme effective date, as of December 31, 2016 the outstanding recognized credit claims amounted to Ps.736 million and Ps.177 million for Transener and Transba, respectively.

Pursuant to the instruction provided by ME&M Resolution No. 196/16, on September 28, 2016 the ENRE passed Resolution No. 524/16 approving the program applicable to the RTI of the electric power transmission service during 2016, which provided for the entry into force of the resulting tariff scheme as from February 2017.

The public hearing for the defense of the proposal was conducted in December 2016, where Transener requested a capital base of Ps.12,214 million and Ps.6,157 million, as well as regulated operation and maintenance revenues in the amount of Ps.4,173 million and Ps.2,112 million for Transener and Transba, respectively.

On January 31, 2017, the ENRE issued Resolutions No. 66/17 and No. 73/17, which established the tariffs in effect for the 2017/2021 five-year period, the recognized capital base was set at Ps.8,343 million and Ps.3,397 million, and the regulated revenues granted reached Ps.3,274 million and Ps.1,499 million for Transener and Transba, respectively. Furthermore, the ENRE also established the mechanism for updating the remuneration, the quality of service and penalties regime, the awards regime and the investment plan to be carried out by both companies during that period.

Quality, Safety, Environment And Health

We considers that economic progress will only be sustainable to the extent performance is attained through the implementation and improvement of a management system committed to all stakeholders: shareholders, customers, employees, community, suppliers and control bodies, with a focus on personal health and safety, environmental care and energy efficiency.

According to this vision, it applies quality, safety, environment and health (“QSEOH”) policies, which make up an integral part of its management system and are observed company-wide through the implementation of projects, plans, programs, training efforts and assessments. The QSEOH policy is deployed through guidelines which establish good practices, create a common identity, point the way forward, improve QSEOH performance and enable us to be a safe and eco-efficient company which optimizes its resources and works for the quality of life of its employees and community welfare, guaranteeing at all times compliance with requirements set forth by national, provincial and municipal entities, control over different hazards and issues and impact and risk minimization.

In 2016, we conducted the ‘QSEOH Continuous Improvement Program’ consisting of 36 initiatives scheduled for the July 2015 - July 2016 period. This program involved the implementation of actions associated with process safety, accident reduction plans, zero spill goals, scope analysis, health promotion, risk assessment recommendations and QSEOH audits. Furthermore, in 2016 we continued investing important resources in staff training, both at a corporate level and in terms of assets. As from the Acquisition, a short-term QSEOH integration corporate plan was launched to move toward an integrated and aligned QSEOH management.

Risk management is essential to QSEOH management, and is conducted through systematic and consolidated practices. In order to enhance this management with a more strategic focus, in 2016 we continued applying the matrix created to measure safety, environmental and health risk management levels throughout our assets with a focus on permits and authorizations, integrity, reliability, operational discipline, environmental liabilities, contingencies, and occupational health and industrial hygiene. Additionally, we continued implementing projects seeking to minimize QSEOH-related risks at our facilities and working on the evaluation of QSEOH requirements for new projects.

Quality

We furthers our management quality using international ISO standards and the ‘National Quality Prize’ as references. The main methodologies applied for quality management are: certified management systems, standards managements, anomalies and audits, and improvement teams.

Our asset management system is certified under ISO 9001, ISO 14001, OHSAS 18001 and ISO 50001 international standards. During 2016, we successfully completed the Certification Program under these standards, thus demonstrating the efficiency in the scope of set goals and its commitment with customers, suppliers, shareholders, employees and the community. The program includes internal and external maintenance audits and re-certifications, as well as the implementation of new certifications. External audits were conducted by renowned institutions such as TÜV Rheinland, IRAM and Bureau Veritas. Internal audits were conducted by qualified Pampa staff. Furthermore, in 2016 we have moved forward in the upgrade of ISO 9001 (quality management) and ISO 14001 (environmental management) standards under the new 2015 versions: initial diagnoses and training courses were conducted, and the upgrade is scheduled to be completed during 2017 and 2018.

In 2016, we implemented new quality applications in the ‘SharePoint’ technological environment, an in-house development which replaces other applications developed by the former controlling company, thus adopting a simpler, more agile and modern solution. With the purpose of improving operations and results through team work, we continued developing ‘Improvement Teams’, an initiative developed in 2012 with the purpose of implementing enhancements with a focus on efficiency, productivity, costs, quality, safety and environment. Since 2013, selected our improvement teams have participated in the National Meeting for Continuous Improvement organized by Sociedad Argentina Pro Mejoramiento Continuo (Argentine Society for Continuous Improvement), where knowledge and experiences are shared.

Safety

As part of the Operational Safety Improvement Plan, in 2016 we continued developing 18 initiatives associated with the implementation of process safety actions. Within this framework, we continued monitoring corporate management assessment indicators, thus contributing to process safety enhancement in all assets.

As regards occupational hygiene, the relevant measurements in connection with work environments and specific risk maps were completed and deviations were tracked. We also continued the ergonomics program involving the ergonomic survey of specific workplaces.

Finally, the ‘10 Golden Rules’ initiative continued during the first semester of 2016 seeking to prevent personal injuries and strengthen the safety culture. For the implementation of these rules, diagnoses were made in all our assets.

Environment

Our operations are conducted within a context of sustainable development. We are committed to the protection of the environment and endeavors to make a rational use of natural resources in each of our projects by applying proper and economically viable technologies.

We continued managing environmental risks to prevent the occurrence of undesirable events and/or to minimize their impact by developing actions and programs such as for the integrity of aerial and underground pipelines and tanks. In addition, monitoring and environmental studies were performed to become acquainted with different environmental situations. All these programs are encompassed within integrated management systems and contribute to environmental performance sustainability and enhancement. In line with the Argentina energy requirements, we have been awarded a wind farm project in the district of Bahía Blanca, thus joining a select group of clean energy generating companies.

Response to Emergency

We endeavors to prevent undesirable events and are fully prepared to provide a prompt and efficient response to emergency situations to minimize possible consequences. To such effect, during 2016, we continued with the review and standardization of contingency processes in our different units. In addition, there is a corporate contract in place with an environmental emergency response service, which provides for the maintenance of Environmental Defense Centers with specific equipment for this kind of emergencies.

In 2016, we continued making periodic emergency response exercises in terrestrial and aquatic scenarios to develop the skills and competencies necessary to set up emergency plans and coordinate the necessary activities to be deployed should an undesirable event occur.

Occupational Health

In 2016, we continued implementing the annual program for the prevention of labor risks through a coordinated effort of the Occupational Health and Safety and Hygiene areas, thus complying with legal obligations in the field of occupational health, promoting the physical and psychosocial health of our employees and their families, and responding to sanitary emergencies. All of this was attained through the Occupational Health Medical Control Program and the Health Protection and Promotion Program, which focuses on primary and secondary prevention and the generation of a healthy workplace. The Health Promotion and Protection Program develops actions aimed at generating healthy life habits and behavior through a healthy diet and food safety actions according to IRAM 14201, physical activity, dental prevention, smoking cessation and addiction prevention.

These actions are developed on the basis of an annual health diagnosis performed through a medical test to employees, which contemplates occupational and epidemiological risks, thus facilitating the implementation of a specific health program tailored to the needs of the risk groups surveyed. This program is supplemented by contractors’ medical clearance verification services.

In 2016, progress was made on the ergonomics program, which aims to guarantee a proper layout for the working space, avoid unnecessary movements and efforts, achieve proper visibility and location of work items, establish environmental and ergonomic criteria for the development of future work positions, and improve the employees’ productivity, comfort and safety through the use of ergonomic tools. As regards prevention, we continued providing Cardiopulmonary Resuscitation (CPR) and First Aid training courses, a physical activities plan, flu, and tetanus vaccination campaigns.

During 2016, we continued with our Heart Safe program under the American Heart Association’s international standards, and have maintained our certification as a smoke-free company issued by the Argentine Ministry of Health. In addition, we were recognized by such Ministry as a blood donation-friendly company on account of the implementation of campaigns for voluntary donation of blood in the different assets, and as a Healthy Workplace.

Capital Expenditures

For a discussion of our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditures.”

Property, Plant and Equipment

We have freehold and leasehold interests, but there is no specific interest that is individually material to us. The majority of our property, consisting of oil and gas reserves, voltage lines, service stations, a refinery, petrochemicals plants, power plants, manufacturing facilities, stock storage facilities, pipelines, oil and gas wells, and corporate office buildings, is located in Argentina. We moved to the corporate office building located at Maipú 1, in the City of Buenos Aires, on July 27, 2016 when we closed the Acquisition.

Insurance

In our generation business, we carry full insurance for each of our generation assets, including business interruption and general liability insurance. The total generation assets covered under these policies are valued at U.S. $3,988.29 million. In our refining and distribution business, our physical assets are insured for up to U.S. $1,515.60 million; however, we do not carry insurance coverage for losses caused by network or business interruption, including loss of our concession. In our oil & gas business, the total assets covered under insurance policies are valued at U.S. $510,04 million. In our refining and distribution business, the total assets covered under insurance policies are valued at U.S. $971,53 million. In our petrochemicals business, the total assets covered under insurance policies are valued at U.S. $1,764.70 million.

Patents and Trademarks

Certain portions of our commercial activities are conducted under licenses granted by third parties. Royalties related to sales associated with such commercial activities are paid under the relevant licenses. In 2016, we used the name “Petrobras” with the permission of Petrobras or its relevant affiliates. We used the name “Petrobras” and related brands for the performance of the downstream business activities in Argentina (basically, operation of gas service stations and production and commercialization of lubricant products), and we have the right to continue doing so (subject to certain contractual terms) for a period of three years, ending in July 2019.

THE ARGENTINE ENERGY SECTOR

Electricity

History

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

The ultimate objective of the privatization process was to reduce rates paid by users and improve the quality of the electricity supply service through competition. The privatization process commenced in February 1992 with the sale of several large thermal generation facilities, and continued with the sale of transmission and distribution facilities (some of which we currently own) and additional thermoelectric and hydroelectric generation facilities.

The Public Emergency Law combined with the devaluation of the Peso and high rates of inflation had a severe effect on public utilities in Argentina. Because public utilities were no longer able to increase tariffs, inflation led to decreases in their revenues in real terms and a deterioration of their operating performance and financial condition. Most public utilities had also incurred large amounts of foreign currency indebtedness under the Convertibility Law regime and, following the devaluation of the Peso, the debt service burden of these companies increased sharply, which led many of them to suspend payments on their foreign currency debt in 2002. This situation caused many Argentine electricity generators, transmission companies and distributors to defer making further investments in their networks. As a result, Argentine electricity market participants, particularly generators, are currently operating at near full capacity, which could lead to insufficient supply to meet a growing national energy demand.

To address the electricity crisis, the Argentine Government has repeatedly intervened in and modified the rules of the WEM since 2002. These modifications included the imposition of caps on the prices paid by distributors for electricity power purchases (pursuant to SE Resolution No. 8/02) and the requirement that all prices charged by generators be calculated based on the price of natural gas (which is also regulated by the Argentine Government), regardless of the fuel actually used in generation activities (pursuant to SE Resolution No. 240/03), which together created a huge structural deficit in the operation of the WEM.

In December 2004, the Argentine Government adopted new rules for the electricity market (pursuant to SE Resolutions Nos. 826/04 and 712/04), which come into effect once the construction of two new 800 MW combined cycle generators had been completed. These two generators commenced commercial operations in open cycle during 2008 and in combined cycle during the first quarter of 2010. Construction was partially financed with credit balances of generators resulting from the spread between the sales price of energy and generation variable cost, which were transferred to the Fondo Para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (the fund for investments required to increase the electricity supply in the WEM, or “FONINVEMEM”).

Electricity generators accepted the opportunity under SE Resolution No. 1,427/04 to participate in the FONINVEMEM projects.

The construction of these new generators evidenced a decision by the Argentine Government to take a more active role in promoting energy investments in Argentina. In addition to these projects, in April 2006 the Argentine Congress enacted a law that authorized the Argentine Government to create a special fund to finance infrastructure improvements in the Argentine energy sector through the expansion of generation, distribution and transmission infrastructure relating to natural gas, propane and electricity. Contributions to this fund were made through specific charges passed on to customers as an item on their energy bills.

In 2006 the SE implemented the Energy Plus Program (pursuant to SE Resolution No. 1,281/06) to create an incentive for increased electricity generation. Projects implemented under the Energy Plus Program are not subject to market regulations regarding prices. Instead, prices can be freely negotiated between generators and users.

The Energy Plus Program sought to increase electricity generation and satisfy domestic demand. For that purpose, CAMMESA requires that all large users (those consuming more than 300 kW) purchase their incremental demand (any volumes exceeding their 2005 consumption) from new generators under the Energy Plus Program.

In addition, the Argentine Government issued certain further regulations in this area. Through Decree No. 140/07, it created the Rational and Efficient Electric Power Usage Program (“PRONUREE”), which consisted of several measures to promote and raise public awareness about the need to make rational and efficient use of electric power. Through Law No. 26,350, it also modified the official time zone for the summer periods, in order to promote a decrease in the use of electric power.

In order to increase the electric power supply, the Argentine Government also established a program called Delivered Electric Energy, through the supply of small transportable thermal plants and/or embarked power plants.

The Argentine Government additionally continued to implement various measures in order to regulate the operation of the WEM and of the intervening agents. SE Resolution No. 95/13, established values for the remuneration of fixed and variable costs to be paid to generators, co-generators and self-generators for energy sales, and an additional remuneration was added. These values were not applicable to bi-national hydroelectric power plants, nuclear generation or to generation committed in contracts regulated by the SE, such as those under the Energy Plus Program. Such resolution temporarily suspended new contracts under the WEM Term Market, other than those regulated by the SE, and it provided that upon the termination of existing contracts in the Term Market, large users must purchase their energy demand from CAMMESA. In addition, the resolution provides that commercial management and fuel delivery to the WEM plants will be centralized in CAMMESA. Resolution No. 95/2013 of the SE, as amended by Resolution No. 529/2014 of the SE, was updated on several occasions to reflect increases to the remuneration of generators. Recently, SEE Resolution No. 19/17 modified the entire generation remuneration regime (see “Item 4. The Argentine Energy Sector - SEE Resolution No. 19/17: New Remuneration Scheme for Old Capacity”).

.In December 2015, through Decree No. 134/2015, the Argentine Government declared a state of emergency with respect to the national electricity system that will remain in effect until December 31, 2017. The state of emergency allows the Argentine Government to take actions designed to guarantee the supply of electricity in Argentina such as instructing the ME&M to elaborate and implement, with the cooperation of all federal public entities, a coordinated program to guarantee the quality and security of the electricity system and rationalize public entities’ consumption of energy.

Regulatory Authorities

The principal regulatory authorities responsible for the Argentine electricity market are:

(1) the ME&M and the SEE (which assumed certain responsibilities of the SE under the Macri administration);

(2) the ENRE; and

(3) CAMMESA.

The SE advised the Argentine Government on matters related to the electricity sector and was responsible for the application of the policies concerning the Argentine electricity industry. On December 11, 2015, Decree No. 13/2015 modified the Ministries Law No. 22,520. Among other changes, it created the ME&M, which assumed the functions of the Secretariats of Energy and Mining and other decentralized entities under the review of the former Ministry of Federal Planning, Public Investment and Services (in effect through December 11, 2015). The responsibilities of the ME&M include participating “in the management of the State’s shareholdings in the corporations and companies operating in the area of its competence.”

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

The creation of the WEM made it necessary to create an entity in charge of the management of the WEM and the dispatch of electricity into the NIS. The duties were entrusted to CAMMESA, a private company created for this purpose.

CAMMESA is in charge of:

•         the dispatch of electricity into the NIS, maximizing the NIS’s safety and the quality of electricity supplied and minimizing wholesale prices in the spot market;

•         planning energy capacity needs and optimizing energy use in accordance with the rules set forth from time to time by the SE;

•         monitoring the operation of the term market and administering the technical dispatch of electricity under agreements entered into in that market;

•         acting as agent of the various WEM agents and carrying out the duties entrusted to it in connection with the electricity industry, including billing and collecting payments for transactions between WEM agents (upon enactment of SE Resolution No. 95/2013, this was limited to the contracts then in force and, thereafter, to those contracts executed under Energy Plus Program);

•         purchasing and/or selling electric power from abroad or to other countries by performing the relevant import/export transactions;

•         purchasing and administrating of fuels for the WEM generators (according to section 8 of SE Resolution No.95/2013 and section 4 of SE Resolution No. 529/2014); and

•         providing consulting and other related services.

Five groups of entities each hold 20% of the capital stock of CAMMESA. The five groups are the Argentine Government, the associations that represent the generation companies, transmission companies, distribution companies and large users.

CAMMESA is managed by a board formed by representatives of its shareholders. The board of CAMMESA is composed of ten regular and ten alternate directors. Each of the associations that represent generation companies, transmission companies, distribution companies and large users are entitled to appoint two regular and two alternate directors of CAMMESA. The other directors of CAMMESA are the Under Secretariat of Electric Energy, who is the board chairman in virtue of the delegation of ME&M and an independent member, who acts as vice chairman. The decisions adopted by the board of directors require the affirmative vote of the board’s chairman. CAMMESA’s operating costs are financed through mandatory contributions by the WEM agents.

Key Participants

Generators

Generators are companies with electricity generating plants that sell output either partially or wholly through the NIS. Generators are subjected to the scheduling and dispatch rules set out in the regulations and managed by CAMMESA. Privately owned generators may also enter into direct contracts with distributors or large users. However, this possibility was suspended by SE Resolution No. 95/2013, which remains in effect. As of December 31, 2016, Argentina had a nominal installed capacity as reported by CAMMESA of approximately 33,901 MW. In 2016, thermal generation generated 90,067 GWh (66%), hydroelectrically energy generated 35,728 GWh (26%), the nuclear energy generated 7,677 GWh (6%) and renewable energy generated 2,663 GWh. In 2016, imports amounted to 1,470 GWh and exports to 329 GWh.

Transmitters

Transmission companies hold a concession to transmit electric energy from the bulk supply point to electricity distributors. The transmission activity in Argentina is subdivided into two systems: the High Voltage Transmission System (STEEAT), which operates at 500 kV and transports electricity between regions, and the regional distribution system (STEEDT) which operates at 132/220 kV and connects generators, distributors and large users within the same region. Transener is the only company in charge of the STEEAT, and six regional companies operate within the STEEDT (Litsa, Transnoa, Transnea, Transpa, Transba and Distrocuyo). In addition to these companies, there are also independent transmission companies that operate under a technical license provided by the STEEAT or STEEDT companies.

Transmission and distribution services are carried out through concessions. These concessions are re-distributed periodically based on a re-bidding process. Transmission companies are responsible for the operation and maintenance of their networks, but not for the expansion of the system. The transmission concessions operate under the technical, safety and reliability standards established by the ENRE. Penalties are applied whenever a transmission concessionaire fails to meet these criteria, particularly those regarding outages and grid downtime. Generators can only build lines to connect to the grid, or directly to customers. Users pay for new transmission capacity undertaken by them or on their behalf. A public hearing process for these projects is conducted by the ENRE, which issues a “Certificate of Public Convenience and Necessity.” Transmission or distribution networks connected to an integrated system must provide open access to third parties under a regulated toll system unless there is a capacity constraint.

Distributors

Distributors are companies holding a concession to distribute electricity to consumers. Distributors are required to supply any and all demand of electricity in their exclusive areas of concession, at prices (tariffs) and conditions set forth in regulations. Penalties for non-supply are included in the concessions agreements. The three distribution companies divested from SEGBA (Edenor, Edesur and Edelap) represent more than 45% of the electricity market in Argentina. Only a few distribution companies (i.e., Empresa Provincial de Energía de Córdoba, Empresa de Energía de Santa Fé and Energía de Misiones) remain in the hands of the provincial governments and cooperatives. Edelap has been transferred to the jurisdiction of the Province of Buenos Aires.

The Organismo de Control de Energía Eléctria de la Provincia de Buenos Aires (“OCEBA”) monitors compliance by Buenos Aires Province distributors, including Eden, Edes and Edea as well as the municipal distributors with the provisions of their respective concession agreements. We and Edesur are the largest distribution companies and, together with Edelap, originally comprised SEGBA, which was divided into three distribution companies at the time of its privatization in 1992.

Concessions were issued for distribution and retail sale, with specific terms for the concessionaire stated in the contract. The concession periods are divided into “management periods” that allow the concessionaire to give up the concession at certain intervals.

Large users

The WEM classifies large users of energy into three categories: (1) GUMAs, (2) GUMEs and, (3) GUPAs.

Each of these categories of users has different requirements with respect to purchases of their energy demand. For example, GUMAs are required to purchase 50% of their demand through supply contracts and the remainder in the spot market, while GUMEs and GUPAs are required to purchase all of their demand through supply contracts.

Limits and restrictions

To preserve competition in the electricity market, participants in the electricity sector are subject to vertical and horizontal restrictions, depending on the market segment in which they operate.

Vertical restrictions

The vertical restrictions apply to companies that intend to participate simultaneously in different sub-sectors of the electricity market. These vertical restrictions were imposed by Law No. 24,065, and apply differently according to each sub-sector as follows:

Generators

•         Under Section 31 of Law No. 24,065, neither a generation company nor any of its controlled companies or its controlling company, can be the owner or a majority shareholder of a transmitter company or the controlling entity of a transmitter company; and

•         Under Section 9 of Decree No. 1,398/1992, since a distribution company cannot own generation units, a holder of generation units cannot own distributions concessions. However, the shareholders of the electricity generator may own an entity that holds distribution units, either by themselves or through any other entity created with the purpose of owning or controlling distribution units.

Transmitters

•         Under Section 31 of Law No. 24,065, neither a transmission company nor any of its controlled companies or its controlling entity, can be the owner or majority shareholder or the controlling company of a generation company;

•         Under Section 31 of Law No. 24,065, neither a transmission company nor any of its controlled companies nor its controlling company, can be the owner or majority shareholder or the controlling company of a distribution company; and

•         Under Section 30 of Law No. 24,065, transmission companies cannot buy or sell electric energy.

Distributors

•         Under Section 31 of Law No. 24,065, neither a distribution company, nor any of its controlled companies or its controlling company, can be the owner or majority shareholder or the controlling company of a transmission company; and

•         Under Section 9 of Decree No. 1,398/1992, a distribution company cannot own generation units. However, the shareholders of the electricity distributor may own generation units, either by themselves or through any other entity created with the purpose of owning or controlling generation units.

Definition of control

The term “control” referred to in Section 31 of Law No. 24,065 (which establishes the vertical restrictions), is not defined in the Regulatory Framework. Section 33 of the Argentine Corporations Law states that “companies are considered as controlled by others when the holding company, either directly or through another company: (1) holds an interest, under any circumstance, that grants the necessary votes to control the corporate will in board meetings or ordinary shareholders’ meetings; or (2) exercises a dominant influence as a consequence of holding shares, quotas or equity interest or due to special linkage between the companies.” We cannot assure you, however, that the electricity regulators will apply this standard of control in implementing the restrictions described above.

The regulatory framework outlined above prohibits the concurrent ownership or control of (1) generation and transmission companies, and (2) distribution and transmission companies. Although we are a fully integrated electricity company engaged in the generation, transmission and distribution of electricity in Argentina, we are in compliance with these legal restrictions, as we do not hold a controlling interest, either directly or indirectly, in Transener.

Horizontal restrictions

In addition to the vertical restrictions described above, distribution and transmission companies are subject to horizontal restrictions, as described below.

Transmitters

•         According to Section 32 of Law No. 24,065, two or more transmission companies can merge or be part of a same economic group only if they obtain an express approval from the ENRE. Such approval is also necessary when a transmission company intends to acquire shares of another electricity transmission company;

•         Pursuant to the concession agreements that govern the services rendered by private companies operating transmission lines above 132Kw and below 140Kw, the service is rendered by the concessionaire on an exclusive basis over certain areas indicated in the concession agreement; and

•         Pursuant to the concession agreements that govern the services rendered by the private company operating the high-tension transmission services equal to or higher than 220Kw, the company must render the service on an exclusive basis and is entitled to render the service throughout the entire country, without territorial limitations.

Distributors

•         Two or more distribution companies can merge or be part of a same economic group only if they obtain an express approval from the ENRE. Such approval is necessary when a distribution company intends to acquire shares of another electricity transmission or distribution company; and

•         Pursuant to the concession agreements that govern the services rendered by private companies operating distribution networks, the service is rendered by the concessionaire on an exclusive basis over certain areas indicated in the concession agreement.

Electricity Prices

Spot prices

The emergency regulations enacted after the Argentine crisis in 2001 had a significant impact on energy prices. Among the measures implemented pursuant to the emergency regulations were the pesification of prices in the WEM, known as the spot market, and the requirement that all spot prices be calculated based on the price of natural gas, even in circumstances where alternative fuel such as diesel is purchased to meet demand due to the lack of supply of natural gas.

Prior to the crisis, energy prices in the spot market were set by CAMMESA, which determined the price charged by generators for energy sold in the spot market of the WEM on an hourly basis. The spot price reflected supply and demand in the WEM at any given time, which CAMMESA determined using different supply and demand scenarios that dispatched the optimum amount of available supply, taking into account the restrictions of the transmission grid, in such a way as to meet demand requirements while seeking to minimize the production cost and the cost associated with reducing risk of system failure. The spot price set by CAMMESA compensated generators according to the cost of the next unit to be dispatched as measured at the Ezeiza 500 kV substation, which is the system’s load center and is in close proximity to the City of Buenos Aires. Dispatch order was determined by plant efficiency and the marginal cost of providing energy. In determining the spot price, CAMMESA also would consider the different costs incurred by generators outside the province of Buenos Aires.

In addition to energy payments for actual output at the prevailing spot market prices, generators would receive compensation for capacity placed at the disposal of the spot market, including stand-by capacity, additional stand-by capacity (for system capacity shortages) and ancillary services (such as frequency regulation and voltage control).

Recently, through SEE Resolution No. 20/17, the SE established the spot price at the WEM at 240 U.S.$/MWh.

Seasonal prices

The emergency regulations also made significant changes to the seasonal prices charged to distributors in the WEM, including the implementation of a cap (which varies depending on the category of customer) on the cost of electricity charged by CAMMESA to distributors at a price significantly below the spot price charged by generators. These prices did not change from January 2005 until November 2008. See “Item 5. Operating and Financial Review and Prospects—Electricity Prices and Tariffs.”

Prior to implementation of the emergency regulations, seasonal prices were regulated by CAMMESA as follows:

•         prices charged by CAMMESA to distributors changed only twice per year (in summer and winter), with interim quarterly revisions in case of significant changes in the spot energy price, despite prices charged by generators in the WEM fluctuating constantly;

•         prices were determined by CAMMESA based on the average cost of providing one MWh of additional energy (its marginal cost), as well as the costs associated with the failure of the system and several other factors; and

•         CAMMESA would use seasonal database and optimization models in determining the seasonal prices and would consider both anticipated energy supplies and demand as follows:

—      in determining supply, CAMMESA would consider energy supplies provided by generators based on their expected availability, committed imports of electricity and the availability declared by generators; and

—      in determining demand, CAMMESA included the requirements of distributors and large users purchasing in the WEM as well as committed exports.

On January 25, 2016, the ME&M issued Resolution No.6/2016, approving the seasonal WEM prices for each category of users for the period from February 2016 through April 2016. Such resolution readjusted the seasonal prices set forth in the regulatory framework. Energy prices in the spot market had been set by CAMMESA, which determined the price charged by generators for energy sold in the spot market of the WEM on an hourly basis. The WEM prices resulted in the elimination of most energy subsidies and a substantial increase in electricity rates for individuals. Resolution No. 6/2016 introduced different prices according to the customers’ categories. Such resolution also contemplated a social tariff for residential customers who comply with certain consumption requirements, which includes a full exemption for monthly consumptions below or equal to 150 Kwh and preferential tariffs for customers who exceed such consumption level but achieve a monthly consumption lower than that of the same period in the immediately preceding year. This resolution also established tariff benefits addressed to residential customers for reducing their consumption. SEE Resolution No. 41/16 approved the winter seasonal prices in line with the prices included in SEE Resolution No. 6/16. Recently, through SEE Resolution No. 20/2016, the government increased the portion of the generation costs to the paid by the end users. The new capacity price is equal to Ps.1,070.11/MWh at rush hour rates; Ps.1,060.95 /MWh at “valley” rates and Ps.1,065.61 /MWh, during the rest of the day. However, differential lower prices were also established for certain type of consumers and special discounts to be applied to the readings in February 2017.

Moreover, SEE Resolution 20/17 allowed the Provinces to collect the royalties to be paid by hydroelectric generators in kind in order to compensate for the debt of provincial distributors.

Stabilization fund

The stabilization fund, managed by CAMMESA, was created to absorb the difference between purchases by distributors at seasonal prices and payments to generators for energy sales at the spot price. When the spot price was lower than the seasonal price, the stabilization fund increased, and when the spot price was higher than the seasonal price, the stabilization fund decreased. The outstanding balance of this fund at any given time reflected the accumulation of differences between the seasonal price and the hourly energy price in the spot market. The stabilization fund was required to maintain a minimum amount to cover payments to generators if prices in the spot market during the quarter exceeded the seasonal price.

Billing of all WEM transactions is performed monthly through CAMMESA, which acts as the clearing agent for all purchases between participants in the market. Payments are made approximately 40 days after the end of each month. However, due to the default of the other WEM’s agents –mainly distributors- during 2013 such payment period increased to an average of 90 days.

The stabilization fund was adversely affected as a result of the modifications to the spot price and the seasonal price made by the emergency regulations, pursuant to which seasonal prices were set below spot prices resulting in large deficits in the stabilization fund. As of December 31, 2016, the stabilization fund balance was a negative amount of Ps. 19,946,659,157. This deficit has been financed by the Argentine Government through loans to CAMMESA, FONINVEMEM funds, and through other specific agreements between the SE and the generators, but these actions continue to be insufficient to cover the differences between the spot price and the seasonal price.

Term market

Generators may also enter into agreements in the term market to supply energy and capacity to distributors and large users. Distributors are able to purchase energy through agreements in the term market instead of purchasing energy in the spot market. Term agreements typically stipulate a price based on the spot price plus a margin. Prices in the term market have sometimes been lower than the seasonal price that distributors are required to pay in the spot market. However, as a result of the emergency regulations, prices in the term market are currently higher than seasonal prices, particularly with respect to residential tariffs, making it unattractive to distributors to purchase energy under term contracts while prices remain at their current levels.

The term market was suspended by SE Resolution No. 95/2013 which remains in effect (see “Item 4. The Argentine Energy Sector—SE Resolution No. 95/2013, as amended—Price Scheme and other modifications to the WEM” below).

FONINVEMEM

In 2004, the Argentine Government, seeking to increase thermal generation capacity, created a fund called FONINVEMEM to be administered by CAMMESA and to provide funds for investment in thermal generation. To provide capital for the FONINVEMEM, the Secretariat of Electric Energy invited all WEM participants holding interest-bearing receivable credits against CAMMESA, also known as LVFVDs (Sales Settlements with Due Date to be Determined), that originated from January 2004 to December 2006 to contribute these credits to the FONINVEMEM. In exchange, generators were entitled to participate in the construction of two new 800 MW combined cycle generators to be financed with funds from the FONINVEMEM. Consequently, on December 13, 2005, the generator companies “Sociedad Termoeléctrica Manuel Belgrano S.A.” and “Sociedad Termoeléctrica José de San Martín S.A.” were created. Generators that opted to participate in these projects received ten-year take-or-pay supply contracts of electricity and an equity interest in the two new power projects. As of the date of this annual report, both combined cycle generators had started operations as closed-cycle generations units. In addition, the Argentine Government required generators to contribute 65% of their profits (in the case of hydroelectric generators) or variable margins (in the case of thermal generators) to the FONINVEMEM, to be repaid in 120 installments or, at each generator’s option, capitalized in the new power projects. However, because total investment in these two projects was expected to exceed available financing from the FONINVEMEM, in 2005 the Argentine Government created special charges to non-residential consumers per MWh of energy billed and specific charges applicable to large users, in each case to be deposited in the FONINVEMEM. Our outstanding balance for LVFVDs related to the years 2004 through 2006 under FONINVEMEM, plus accrued interest as of December 31, 2016, net of the realized collections if applicable and at its book value, reaches Ps.70.9 million. Since March 2010, CAMMESA has started paying the corresponding installments as stated in the FONINVEMEM conditions. Therefore, as of that month, we started collecting the first installment related to receivables of our hydroelectric units, CPB and CTG.

In 2007, the Argentine Government amended the terms of the FONINVEMEM by reducing mandatory contributions from generators to 50% of profits or variable margins. Repayment of these contributions will also be made in 120 installments at LIBOR plus 1% margin. However, generators were no longer permitted to capitalize their contributions. In addition, on May 31, 2007, the Secretariat of Electric Energy offered generators the opportunity to allocate credits contributed to the FONINVEMEN in 2007 to new electricity investments, so long as these investments were at least four times higher than the amount of the credits. In addition, the following conditions had to be met:

•         the investment project had to consist of the construction of a new generation plant or the installation of a new generation unit in an existing plant, or had to involve an increase in the height of hydroelectric plants that produces an increase in generation;

•         the reserved energy and capacity could be sold in the term market (including Energía Plus), and no exports were allowed during the first ten years;

•         the project had to be submitted within 45 days from the date of publication of the resolution of the Secretariat of Electric Energy approving this regime; and

•         the construction had to have commenced before March 2008.

In accordance with this resolution, we submitted all of our installed capacity expansion projects against our FONINVEMEN credits for 2007. These projects include HINISA, HIDISA, CPB, CTG and CTLL, for an aggregate amount of approximately U.S. $13 million as of December 2007. On June 20, 2008 the Secretariat of Electric Energy verified our proposal and instructed CAMMESA to pay the 2007 LVFVDs, which as of December 31, 2008, had been duly collected.

In 2012 and 2013 the Secretariat of Electric Energy (pursuant to SE Resolution No. 1261/2012 and Note No. 5568/13) approved the works in order to increase the total capacity of Termoeléctrica Manuel Belgrano and Termoeléctrica José de San Martín and instructed CAMMESA to request the shareholders of Termoeléctrica Manuel Belgrano and Termoeléctrica José de San Martín to allocate a portion of their LVFVD accrued during 2008-2011 not used in other projects for such purpose.

HIDISA, HINISA, CPB and CTG adhere to such request, which resulted in the partial termination of certain assignments executed with CTLL for the allocation of such LVFVDs to the CTLL Project. For more information please see “Item4. Our Business—Generation Business—Loma de la Lata—Loma de la Lata’s 2014 Expansion Project.”

The LVFVD allocated to the expansion of Termoeléctrica Manuel Belgrano and Termoeléctrica José de San Martín will be repaid pursuant to the scheme governing repayment of original investments in these power plants, converted into Dollars at the rate established by the Central Bank (“Tipo de Cambio de Referencia Comunicación A 3500 (Mayorista)”) on the date of the effective payment to the contractors of the works. As of the date of this annual report, CAMMESA repaid some of the LVFVD's allocated to such projects. As a consequence, of the new price scheme under the Resolution. No 19/17, there are not more additional collections by FONINVEMEN.

As of the date of this annual report, Termoeléctrica Manuel Belgrano and Termoeléctrica José de San Martín executed the amendments to their WEM supply agreement.

WEM Supply Agreements under SE Resolution No. 220/2007

Aiming to modify the market conditions allowing for new investments to increase the generation offer, the Secretariat of Electric Energy passed Resolution No. 220/2007, which empowered CAMMESA to enter into WEM supply agreements with WEM generating agents for the energy produced with new generation equipment. These would be long-term agreements, and the values to be paid by CAMMESA in consideration for the capacity and the energy supplied by the generator had to be approved by the SE. The generator would guarantee certain availability of the generation units (established as a percentage), and if it failed to do so, penalties apply.

As of the date of this annual report, CTLL (for the TV unit) and CTG (for it Piquirenda Power Plant) have WEM Supply Agreements in place under SE Resolution No. 220/2007.

CTLL’s agreement sets a capacity payment of U.S.$ 33.383 per MW-month and an energy payment of U.S.$ 4 per MWh applicable during the remaining term of the contract (i.e. through October 2021). The term of the agreement is ten years from the date on which commercial operation begins.

CTG’s agreement sets a capacity payment of U.S.$ 14,760 per MW. The term of the agreement is ten years from the date in which commercial operation began.

In both the cases of CTLL and CTG (formerly, EGSSA) the generator guarantees a certain availability of the units involved in the agreement. If the units do not meet such minimum availability, CAMMESA may apply penalties, which are discounted from the revenues to be paid for the capacity and energy sold under the agreements.

WEM Supply Agreements under SE Resolution No. 724/2008

On July 24, 2008, the Secretariat of Electric Energy issued Resolution No. 724/2008 authorizing the execution of WEM committed supply agreements with generation agents, related to the repair and/or repowering of generation units and/or related equipment. This resolution applies to those WEM generation agents filing plans to repair and/or repower their generating equipment and for which costs would exceed 50% of the revenues that they expect to receive on the spot market. The SE determines whether the generation agent is eligible to receive financing for the difference between the costs of repairs and the compensation to be received under the proposed agreement. Under this resolution, CTLL has signed agreements that permit it to recover receivables from CAMMESA up to 50% of the cost of any repairs or repowering of generation units and related equipment. Under such agreements, in connection with CTLL’s 2014 expansion project, the generation subsidiaries have assigned to this project their consolidated receivables accrued from 2008 through 2010. In addition under such agreements CTLL has issued several credit assignment agreements with other WEM generators (related companies and third parties) in connection with their LVFVDs accumulated between January 1, 2008 and December 31, 2010 by virtue of Subsection c) of SE Resolution No. 406/2003, as well as the LVFVDs accumulated for the Procedure to Dispatch Natural Gas for the Generation of Electricity.

CAMMESA had partially cancelled the LVFVDs allocated in CTLL’s WEM Supply Agreement under SE Resolution No. 724/2008. Upon such breach, CTLL had filed the appropriate administrative remedy in order to safeguard its rights, and seeking the total cancellation of such LVFVD. As of the date of this annual report, CTLL had filed a claim against the Argentine Government seeking the cancellation of such LVFVD (see “Item 8. Legal Proceedings”).

Price Scheme – 2008-2011 Agreement

On November 25, 2010, the Secretariat of Electric Energy entered into the 2008-2011 Agreement with all private generators in order to increase the installed capacity during 2011—by the cancellation of the LVFVD accrued by the generators between 2008 and 2011—and to establish a new scheme for the remuneration of generators’ sales in the spot market. In addition, according to the 2008-2011 Agreement, all hydroelectric units with an installed capacity of less than 250 MW will receive their energy spot markets sales according to the priority provided in Subsection 4e), of SE Resolution No. 406/2003.

According to Section 8 of the 2008-2011 Agreement, its implementation required the execution of complementary agreements between the Secretariat of Electric Energy and the generators. On April 1, 2011, we and our generators―executed the “Acuerdo para el Aumento de la Disponibilidad de Generación Térmica” (“Complementary Agreement”) with the Secretariat of Electric Energy.

In the Complementary Agreement, the Pampa generators committed themselves to construct the Project CTP. The project comprised two stages of 30 MW and 15 MW, respectively. The Secretariat of Electric Energy committed itself to instruct CAMMESA to pay the LVFVD accrued by the Pampa Generators between 2008 and 2011—not included in a WEM Supply Agreement under SE Resolution No. 724/2008—up to an amount equal to the 30% of the investments under the Project. The first stage of the Project CTP was concluded as scheduled. Pursuant to the Specific Conditions, the second stage of Project CTP shall not be executed. Instead, the engines that amounted to the 15 MW under the second stage of Project CTP shall be installed in CTLL (See “Item 4. Our Business—Our Generation Business—CTLL’s 2014 Expansion Project”).

On October 17, 2011, CAMMESA sent a brief to the Secretariat of Electric Energy in relation to the first stage of the Project, concluding that the maximum value to be recognized in favor of us according to the Complementary Agreement amounted to U.S.$ 8,083,799. However, as of the date of this annual report, the LVFVDs have not been cancelled. Our Generators have filed the appropriate administrative remedies (see “Item 8. Legal Proceedings”). The outstanding balance of 2008, 2009, 2010 and 2011 LVFVD, plus accrued interest, at its book value, reached Ps.1,159 million as of December 31, 2016.

Energy Plus Program – SE Resolution No. 1,281/06

In September 2006, the Secretariat of Electric Energy issued Resolution No. 1281/2006 in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis. This resolution sought to create incentives for energy generation plants in order to meet increasing energy needs. The resolution’s principal objective is to ensure that energy available in the market is used primarily to service residential users and industrial and commercial users whose energy demand is equal to or below 300 kW and who do not have access to other viable energy alternatives. To achieve this, the resolution provided that:

•         large users in the wholesale electricity market and large customers of distribution companies (in both cases above 300 kilowatts), will be authorized to secure energy supply up to their “base demand” (equal to their demand in 2005) by entering into term contracts; and

•         large users in the wholesale electricity market and large customers of distribution companies (in both cases above 300 kilowatts) must satisfy any consumption in excess of their base demand with energy from the Energía Plus system at prices that had to be approved by the ME&M. The Energía Plus system consists of the supply of additional energy generation from new generation and/or generating agents, co-generators or auto-generators that are not agents of the electricity market or who as of the date of the resolution were not part of the WEM.

The resolution also established the price large users were required to pay for excess demand, if not previously contracted under Energía Plus, a price closer to the marginal cost of operations. This marginal cost is equal to the generation cost of the last generation unit transmitted to supply the incremental demand for electricity at any given time. The Secretariat of Electric Energy established certain temporary price caps to be paid by large users for any excess demand (as of the date of this annual report, Ps.550 per MWh for GUDIs and Ps.450 per MWh for GUMEs and GUMAs).

For information about our projects aimed at taking advantage of Energía Plus plan. See “Item 4. Our Business—Our Generation Business.”

Natural Gas Supply under the Gas Plus Program

The Gas Plus Program was created in order to promote the development of new projects for the exploitation of natural gas reserves. Due to the high percentage of WEM generators that uses natural gas, the gas plus program and the recognition by CAMMESA of the costs of such natural gas supply contracts was fundamental to assure the development of new generation projects (mostly those new projects under other especial regimes e.g. SE Resolution 220/2007)

In September 2015, CAMMESA informed CTLL that, in accordance with SE Resolution No. 529/14, after the first automatic renewal of the term of the natural gas supply agreements, CAMMESA would no longer acknowledge (i) any further automatic renewals of such agreements, and (ii) recognize the costs associated to such supply, including the additional 10% of such costs established in the “Convenio Marco para el Cierre del Ciclo Combinado de CTLL”.

As a consequence thereof: (i) on September 3, 2015 CTLL declared the force majeure of the Natural Gas Agreement with Pan American Energy LLC Argentine branch, resulting in the suspension of the obligations of CTLL thereunder, and filed claims against CAMMESA in connection with such agreement; and (ii) on January 1, 2016, declared the force majeure of the Natural Gas Agreement with Petrolera Pampa, resulting in the suspension of the obligations of CTLL thereunder, and filed claims against CAMMESA in connection with such agreement. As of the date of this annual report, CTLL has filed the corresponding judicial claim.

SE Resolution No. 95/2013, as amended– Price scheme and other modifications to the WEM

Price scheme for generation

SE Resolution No. 95/2013 established a general price scheme for the whole generation sector (generators, autogenerators and cogenerators) excluding: (i) binational hydroelectric plants and nuclear plants; and (ii) the capacity and energy included in specific contracts with a differential price scheme under SE Resolutions No. 1193/2005, 1281/2006, 220/2007, 1836/2007, 200/2009, 712/2009, 762/2009, 108/2011 and 137/2011 (hereinafter, the “Comprised Generators”).

The price scheme was applicable as of the economic transactions recorded during February 2013. However, the effective application to each generator agent required that such agent desist from any and all administrative or judicial procedures initiated against the Argentine Government, the Secretariat of Electric Energy and/or CAMMESA in relation to the 2008-2011 Agreement and/or the application of SE Resolution No. 406/2003. Moreover, such agent had to renounce any right to initiate or promote any administrative or judicial procedure against the Argentine Government, the Secretariat of Electric Energy and/or CAMMESA in relation to the 2008-2011 Agreement and/or the application of SE Resolution No. 406/2003.

The price scheme established by SE Resolution No. 95/2013 was amended by SE Resolutions No. 529/2014, 482/2015 and 22/2016. SE Resolution 482/2015 provided for: (i) the retroactive adjustment of prices from February 2015, (ii) the modification of the calculation of the variable transport fees for hydroelectric and renewable generators, (iii) the creation of a new remuneration named “Additional Resources for Investments FONINVEMEM 2015-2018”; (iv) the creation of a new remuneration named “Additional Remuneration FONINVEMEM 2015-2018” applicable to the units to be installed under the FONINVEMEM 2015-2018; (v) the creation of an additional efficiency and production remuneration; and (vi) the modification of the calculation of the Fixed Cost Remuneration and the Additional Maintenance Remuneration. The price scheme as amended by SEE Resolution 22/2016 stood in force until January 31, 2017. As from the February 2017, such price scheme was replaced by the scheme set forth in SEE Resolution 19-E/2017.

The price scheme under SE Resolution 95/2013, as amended by SE Resolution No. 529/2014, SE Resolution No. 482/2015 and SEE Resolution No. 22/2016, is described below:

i)                     Fixed Costs Remuneration: it remunerates for the Potencia Puesta a Disposición (available capacity or “PPAD”) in the hours in which such capacity is remunerated (“hrp”).

a)       thermic (TG, TV, CC) units, according to the parameters defined in the resolution and the following remuneration;

Technology and Scale	Ps/MW-Hrp
Gas Turbine Unit with a capacity = 50 MW	152.3
Gas Turbine Unit with a capacity > 50 MW	108.8
Steam Turbine Unit with a capacity = 100 MW	180.9
Steam Turbine Unit with a capacity > 100 MW	129.2
Combined Cycle Units with a capacity = 150 MW	101.2
Combined Cycle Units with a capacity > 150 MW	84.3
Hydroelectric Unit with a capacity = 50 MW	299.2
Hydroelectric Unit with a capacity between 50MW and = 120 MW	227.5
Hydroelectric Unit with a capacity between 120 MW and 300 MW	107.8
Hydroelectric Unit with a capacity > 300 MW	59.8
Internal combustion motors	180.9
Wind farms	---
Solar Photovoltaic Power Plants	---
Biomass and Biogas – Solid Urban Waste Power Plants	---

The calculation of the remuneration was variable according to the Actual Availability (AA), Target Availability (TA), the Average Historic Availability (AHA) and the season of the year. The formula defined a base percentage applied to the Fixed Costs Remuneration according to the following values:

Combined Cycle Units	June – July – August December – January – February	March – April – May September – October - November
AA > 95%	110%	100%
85% < AA = 95%	105%	100%
75% < AA = 85%	85%	85%
AA = 75%	70%	70%

Steam-Gas Turbine Units	June – July – August December – January - February	March – April – May September – October - November
AA > 90%	110%	100%
80% < AA = 90%	105%	100%
70% < AA = 80%	85%	85%
AA =70%	70%	70%

Internal Combustion Motors	June – July – August December – January - February	March – April – May September – October - November
AA > 90%	110%	100%
80% < AA = 90%	105%	100%
70% < AA = 80%	85%	85%
AA =70%	70%	70%

Fifty percent (50%) of the difference between the AA and the AHA of each generator was added or subtracted to the base percentage, with a minimum of 70% and a maximum of 100% or 110% according to the season of the year.

SEE Resolution No. 22/2016 established a 20% increase in the Fixed Costs Remuneration of hydroelectric generators which operate and maintain infrastructure used for controlling watercourses (such as dams), with no hydroelectric power plant directly associated to them. HINISA was entitled to collect this increase for its Valle Grande facilities.

ii)                   Variable Costs Remuneration: the SE Resolution No. 95/2013, as amended, established a new remuneration that replaced the Variable Maintenance Costs (“Costos Variables de Mantenimiento”) and Other Non-Fuel Variable Costs (“Otros Costos Variables No Combustibles”). These were calculated taking into the account the energy generated with each kind of fuel and on a monthly basis.

Technology and Scale	Fueled with (Pesos / MWh):
	Natural Gas	Liquid Fuels	Coal	Biofuels
Gas Turbine Unit with a capacity = 50 MW	46.3	81.1	-	154.3
Gas Turbine Unit with a capacity > 50 MW	46.3	81.1	-	154.3
Steam Turbine Unit with a capacity = 100 MW	46.3	81.1	139.0	154.3
Steam Turbine Unit with a capacity > 100 MW	46.3	81.1	139.0	154.3
Combined Cycle Units with a capacity = 150 MW	46.3	81.1	-	154.3
Combined Cycle Units with a capacity > 150 MW	46.3	81.1	-	154.3
Hydroelectric Unit with a capacity =50 MW	36.7	-	-	-
Hydroelectric Unit with a capacity between 50MW and =120MW	36.7	-	-	-
Hydroelectric Unit with a capacity between 120MW and 300 MW	36.7	-	-	-
Hydroelectric Unit with a capacity >300MW	36.7	-	-	-
Internal combustion motors	74.1	111.2	-	148.3
Wind farms	112.0	-	-	-
Solar Photovoltaic Power Plant	126.0	-	-	-
Biomass and Biogas – Solid Urban Waste	Equal to the applicable thermal technology and scale provided above

SE Resolution No. 22/2016 modified the basis for the calculation of the Variable Costs Remuneration for pump hydroelectric power plants. Such remuneration considered both the energy generated by the power plant and the energy consumed for pumping. This modification benefitted HIDISA’s Los Reyunos power plant.

iii)                  Additional Remuneration: applicable to the Comprised Generators. Part of the remuneration had to be directed to “new infrastructure projects in the Energy Sector,” through a trust.

Technology and Scale	Destined to:
	Generator Pesos / MWh	Trust Pesos / MWh
Gas Turbine Unit with a capacity = 50 MW	13.7	5.9
Gas Turbine Unit with a capacity > 50 MW	11.7	7.8
Steam Turbine Unit with a capacity = 100 MW	13.7	5.9
Steam Turbine Unit with a capacity > 100 MW	11.7	7.8
Combined Cycle Units with a capacity = 150 MW	13.7	5.9
Combined Cycle Units with a capacity > 150 MW	11.7	7.8
Hydroelectric Unit with a capacity =50MW	84.2	14.9
Hydroelectric Unit with a capacity between 50MW and = 120 MW	84.2	14.9
Hydroelectric Unit with a capacity between 120 MW y 300 MW	59.4	39.6
Hydroelectric Unit with a capacity > 300 MW	54.0	36.0
Internal combustion motors	13.7	5.90
Wind farms	-	-
Solar Photovoltaic Power Plant	-	-
Biomass and Biogas – Solid Urban Waste Power Plants	-	-

iv)                 Additional Maintenance Remuneration: applicable since February 2014 and calculated taking into the account the energy generated on a monthly basis. Such credits shall be liquidated as LVFVDs and had to be applied exclusively for the execution of major maintenance works approved by the SE. SE Resolution No. 482/2015 and SE Resolution No. 22/2016 updated the values and included hydroelectric generators.

Technology and Scale	Pesos/MWh
Gas Turbine Unit with a capacity = 50 MW	45.1
Gas Turbine Unit with a capacity > 50 MW	45.1
Steam Turbine Unit with a capacity = 100 MW	45.1
Steam Turbine Unit with a capacity > 100 MW	45.1
Combined Cycle Units with a capacity = 150 MW	39.5
Combined Cycle Units with a capacity > 150 MW	39.5
Hydroelectric Unit with a capacity = 50MW	16
Hydroelectric Unit with a capacity between 50 MW and =120 MW	16
Hydroelectric Unit with a capacity between 120 MM and 300 MW	16
Hydroelectric Unit with a capacity > 300 MW	16
Internal combustion motors	45.1
Wind farms	-
Solar Photovoltaic Power Plant	-
Biomass and Biogas – Solid Urban Waste Power Plants	-

Additionally, SE Resolution No. 482/15 provided that the Additional Maintenance Remuneration had to be calculated taking into consideration (i) the accumulated energy generated in the preceding year and (ii) the number of times that the applicable units starts as per the request of CAMMESA.

v)                    Production and Efficiency Incentives

These were comprised of an increase in the Variable Costs Remuneration as of the fulfillment of certain conditions, as set forth below.

The “Production” incentive consisted of a 10% and 15% increase in the Variable Costs Remuneration of thermal units operating with liquid fuel or coal, respectively, when their aggregate production in the calendar year exceeded 25% to 50%, respectively, of their production capacity with liquid fuel or coal, as applicable.

The “Efficiency” incentive consisted of the acknowledgment of an Additional Remuneration equal to the Variable Costs Remuneration for the percentage difference between the real fuel consumption and the referenced fuel consumption defined for each type of technology and fuel set forth in SE Resolution No. 482/2015. The comparison shall be quarterly. Variable Costs Remuneration shall not be affected when the real fuel consumption is higher than the reference fuel consumption.

The reference fuel consumption values were:

Technology	Natural Gas	Alternatives (FO/GO/Coal)
	Kcal/kWh	Kcal/kWh
Gas Turbine	2,400	2,600
Steam Turbine	2,600	2,600
Internal Combustion Motors	2,150	2,300
Combined Cycles (GT > 180 MW)	1,680	1,820
Other Combined Cycles	1,880	2,000

vi)                 Additional Resources for Investments FONINVEMEM 2015-2018

As established in the 2015-2018 Generators Agreement (see “2015-2018 Generators Agreement” below), these resources were applied pursuant to the FONINVEMEM 2015-2018 by generators that have a new generation project approved by the SE, to the works to be executed under such projects. SE Resolution No. 482/2015 provides that these resources are not a right vested on generators. Such resources cannot be construed as a right, therefore if any generator breaches the specific terms and conditions applicable to the project that they would undertake, the SEE can transfer such resources allocated to such generator to another generator.

Technology and Scale	Pesos/MWh
Gas Turbine Unit with a capacity = 50 MW	15.8
Gas Turbine Unit with a capacity > 50 MW	15.8
Steam Turbine Unit with a capacity = 100 MW	15.8
Steam Turbine Unit with a capacity > 100 MW	15.8
Combined Cycle Units with a capacity = 150 MW	15.8
Combined Cycle Units with a capacity > 150 MW	15.8
Hydroelectric Unit with a capacity = 50 MW	6.3
Hydroelectric Unit with a capacity between 50 MW and =120 MW	6.3
Hydroelectric Unit with a capacity between 120 MW y 300 MW	6.3
Hydroelectric Unit with a capacity > 300 MW	6.3
Internal combustion motors	15.8
Wind farms	-
Solar Photovoltaic Power Plant	-
Biomass and Biogas – Solid Urban Waste Power Plants	-

vii)                Additional Remuneration FONINVEMEM 2015-2018

Comprised of an additional remuneration for the units to be installed under the 2015-2018 Generators Agreement and FONINVEMEM 2015-2018 equal to 50% of the Additional Remuneration allocated to each generator. The Additional Remuneration FONINVEMEM 2015-2018 shall apply for up to 10 years from the commercial operation of the generation unit.

The sum of the concepts detailed above constitutes the total remuneration to be liquidated in favor of the Comprised Generators, deducting from there the energy and capacity included in term contracts or in other agreements, which are valued according to the corresponding market price, and any other charge or service to be charged to the generator.

In order to qualify for the foregoing remuneration, each Comprised Generator presented, for each month, an affidavit with the corresponding backup documents, including the amounts invoiced for its sales in the Term Market (except for the earnings derived from the contracts excluded under section 1 of SE Resolution No. 95/2013), the result of which shall be compared to deductions made by CAMMESA. In case of discrepancies in favor of the generator, CAMMESA invoiced to the generator the difference.

Payment Priority

SE Resolution No. 95/2013 excluded the application of SE Resolution No. 406/2003 to the new price scheme defined therein. It established two priorities. The first one included the Fixed Costs Remuneration, the Variable Costs Remuneration and the recognition of fuel costs. The second order of priority included the Additional Remuneration. Notwithstanding the foregoing, CAMMESA had to− according to the instructions of the Secretariat of Electric Energy – make such priority order compatible with the criteria defined in SE Resolution No. 406/2003. Additionally, the Fixed Costs Remuneration, the Variable Costs Remuneration and the Additional Payment accrued directly by the generator and the recognition of costs of fuels, had to be paid with the priority defined in subsection e) of section 4 of Resolution No. 406/2003 of the Secretariat of Electric Energy.

The remuneration of certain services provided by the generators to the WEM accrued with the priority established in Subsection4 d) of SE Resolution No. 406/2003, while the Additional Payment destined to the abovementioned trust accrued with the priority established in Subsection c).

Through Note No. 4858/13 CAMMESA was instructed to implement a priority payment mechanism in order to maintain a similar liquidity in relation to generators’ collections before the entry into force of SE Resolution No. 95/2013. To that extent:

         i.            CAMMESA had to collect payments from WEM Large Users; and

        ii.            CAMMESA had to use such funds to pay, in the first place, the Fixed Cost Remuneration, then the Variable Cost Remuneration and, finally, the Additional Payment destined directly to generators. The distribution had to be made in proportion to the relative participation of each generator in each category.

Recognition of fuels costs

SE Resolution No. 95/2013 appointed CAMMESA to centralize the acquisition and dispatch of fuels for generation. Generators cannot renew or extend the contracts with their providers. However, until the termination of such agreements, CAMMESA will continue to recognize such costs at the reference price, the associated freight, the costs associated with the transport and distribution of natural gas and the corresponding fees and taxes. For such costs to be recognized, two conditions must be met: (i) the costs to be recognized should represent concepts recognized by CAMMESA as of the publication of the resolution; and (ii) the costs should be derived from agreements executed before the entry into force of the resolution.

SE Resolution No. 529/2014 extended the centralization of the acquisition and dispatch of fuel for generation to the generators, cogenerators and autogenerators included under SE Resolutions Nos. 1193/2005, 220/2007, 1836/2007, 200/2009, 712/2009, 762/2009, 108/2011 and 137/2011. For revenue calculation purposes, the generator’s availability had to be considered independently from the availability of fuels.

The only generators that may contract fuel supply are those contemplated under SE Resolution No. 1281/2006 or those that did not adhere to the SE Resolution No. 95/2013, as amended.

Trust for the execution of projects in the electricity sector

As described above, part of the Additional Remuneration had to be transferred to a trust for the execution of works in the electricity sector.

Additionally, SE Resolution No. 95/2013 set forth that the Secretariat of Electric Energy would define the mechanism under which the LVFVDs issued by CAMMESA pursuant to SE Resolution No. 406/2003 had to be destined to the such trust when they are not comprised within either (i) general or specific agreements entered into with the Secretariat of Electric Energy; (ii) provisions aimed at the execution of investment works; or (iii) existing equipment maintenance tasks.

As of September 2013, CAMMESA began the recognition of such remuneration as LVFVDs. As of the date of this annual report, the SEE has not established the necessary mechanisms in order to create the trust but permitted the application of such LVFVD to a specific project (See. “—Item 4 – Our Business – Our Generation Business – Loma de la Lata - Loma de la Lata’s 2014 Expansion Project”).

Term Market Suspension

The Secretariat of Electric Energy suspended the incorporation, extension or renewal of the contracts in the Term Market, excluding the contracts executed under the resolutions and the special regime cited in Section 1 of SE Resolution No. 95/2013. Notwithstanding the foregoing, the Term Market contracts in force as of the date of the resolution shall remain in force and be administered by CAMMESA until their termination. Upon their termination, the Large Users shall contract for their supply directly from CAMMESA under the conditions to be determined by the Secretariat of Electric Energy.

Royalties

       The price scheme defined in SE Resolution No. 95/2013 could not be applicable for the calculation and payment of the royalties to be paid under Laws No. 15,336 and 23,164.

Application criteria

The Secretariat of Electric Energy issued several notes in order to establish the criteria for the application of the changes included in SE Resolution No. 95/2013.

Through Note No. 2,053/13, the Secretariat of Electric Energy defined the criteria for the application of the new price scheme. Such regime was applied by CAMMESA from February 2013 or from the date that is up to three months prior to the reception by the Secretariat of Electric Energy of the withdrawal of any claim regarding de 2008-2011 Agreement or SE Resolution 406/2003, against the Argentine Government, the Secretariat of Electric Energy and/or CAMMESA.

In Notes No. 2053/13, 3229/13 and 3902/13, the Secretariat or Energy regulated the contracts to be executed between WEM Large Users and CAMMESA.

The SE instructed CAMMESA to classify WEM generation units in those categories established in SE Resolution No. 95/2013. CTLL, CTG, CPB, HIDISA and HINISA units were classified as:

Power Plant	Unit	Technology	Capacity
CTG	GUEMTV11	TV	<100 MW
	GUEMTV12	TV	<100 MW
	GUEMTV13	TV	>100 MW
	GUEMTG01	TG	>50 MW
CPB	BBLATV29	TV	>100 MW
	BBLATV30	TV	>100 MW
CTLL	LDLATG01	TG	>100 MW
	LDLATG02	TG	>100 MW
	LDLATG03	TG	>100 MW
HIDISA	ADTOHI	HI	between 120 MW and 300 MW
	LREYHB	HI	between 120 MW and 300 MW
	ETIGHI	HI	< 120 MW
HINISA	NIH1HI	HI	between 120 MW and 300 MW
	NIH2HI	HI	between 120 MW and 300 MW
	NIH3HI	HI	between 120 MW and 300 MW
Genelba	GEBATV10	CC / TV	>150MW
	GEBATG11	CC / TG	>150MW
	GEBATG12	CC / TG	>150MW
HPPL	PPL1HI	HI	between 120 MW and 300 MW
	PPL2HI	HI	between 120 MW and 300 MW
	PPL3HI	HI	between 120 MW and 300 MW

In such context, CPB, CTLL, CTG, HIDISA and HINISA withdrew their claims initiated in relation to the breach of the 2008-2011 Agreement and refrained from filing new claims in connection with such breach and/or in relation to SE Resolution No. 406/2003. Thus, such generators were entitled to participate in the remuneration scheme established in SE Resolution No. 95/2013. In the case of CPB, CTLL and CTG, the scheme applied beginning February 2013, while in the case of HIDSA and HINISA (at their own request) the scheme was applied beginning November 2013.

Generators dispatch

In Note No. 5,129/13, the Secretariat of Electric Energy instructed CAMMESA to optimize the use of fuels and the dispatch of WEM generators. CAMMESA must order the dispatch according the actual costs according to the available fuels and it actual supply cost. Such changes may vary the dispatch of our generator.

2015-2018 Generators Agreement

In July 2015 CTLL, CPB, CTG, HIDISA and HINISA executed the “Acuerdo para la Gestión y Operación de Proyectos, Aumento de la Disponibilidad de Generación Térmica y Adaptación de la Remuneración de la Generación 2015-2018”(the “2015-2018 Generators Agreement”) proposed by the Argentine Government to increase the WEM generation capacity through the construction of new capacity expansion project financed with: (i) LVFVD arising from SE Resolution No. 406/2003 which were not applied for the financing of other projects; (ii) the Additional Remuneration destined to the trust as set forth in SE Resolution No. 95/2013; (iii) Additional Resources for Investments FONINVEMEM 2015-2018 (items (i) to (iii) as the “Committed Receivables”), and (iv) additional funding either by the Argentine Government or by the generators.

Any additional funding in excess of the Committed Receivables shall be repaid with the energy price and capacity under a WEM supply contract which shall cover the percentage of the capacity of the new power generation unit equivalent to the percentage that such additional funding represent over the total investment in the project. The percentage equivalent to the committed receivables shall be repaid by the remuneration scheme established by SE Resolution No. 95/2013 as amended.

The Argentine Government shall have a participation in the voting capital stock of the companies that will execute the new projects equivalent to the funds that it distributes.

During the second half of 2015, CTLL, CPB, CTG, HIDISA and HINISA, negotiated with the Argentine Government the execution of the required specific agreements in order to perform new generation projects which included an expansion of Loma de la Lata capacity and the construction of wind farms that, as of the date of this annual report were not yet agreed on.

SEE Resolution No. 19/17: New Remuneration Scheme for Old Capacity

The SEE Resolution No. 19/2017 set aside the remuneration outline of SEE Resolution No. 22/2016, but without revoking SE Resolution No.95/2013 and amendments, such that the centralization of purchase and delivery of fuels by CAMMESA. This is correlated with the new remuneration regime that includes remuneration for power and non-fuel energy applicable as from February 1, 2017.

The new remuneration outline includes prices in U.S Dollars that will be paid in Pesos at the wholesale reference rate of Communication A 3500 of the Central Bank of Argentina, at the exchange rate in effect on the last business day of the month of the corresponding economic transaction. The expiration of the transaction is set forth in Chapter 5 of The Procedures of CAMMESA, so the problem regarding the variation in the Remuneration for Available Power Capacity remained.

Thermal Power Generators

The resolution. provides for a minimum remuneration for power capacity based on technology and scale and allows generating, co-generating and self-generating agents owning conventional thermal power stations to offer Guaranteed Availability Commitments for the energy and power capacity generated by their units not committed under the Energía Plus service modality or under the WEM Supply Agreement pursuant to SE Resolution No. 220/07.

Availability Commitments for each unit should be declared for a term of three years, together with information for the Summer Seasonal Program (except for 2017, where information may be submitted within the term for the winter seasonal period), with the possibility to offer different availability values for summer and winter six-month periods.

Finally, generators will enter into a Guaranteed Availability Commitment Agreement with CAMMESA, which may assign it to the demand as defined by the SE. The committed thermal generators’ remuneration for power capacity will be proportional to their compliance.

Minimum Remuneration

It applies to generators with no Availability Commitments:

Technology / Scale	Minimum Price (US$ / MW-month)
Large CC Capacity > 150 MW	3,050
Large TV Capacity > 100 MW	4,350
Small TV Capacity ≤ 100 MW	5,700
Large TG Capacity > 50 MW	3,550
Internal Combustion Engines	5,700

Base Remuneration

It applies to generators with Availability Commitments:

Period	Base Price (U$S/MW- month)
May 2017 – October 2017	6,000
November 2017 onwards	7,000

Additional Remuneration

It is a remuneration for the additional available power capacity aiming to encourage Availability Commitments for the periods with a higher demand of the system. CAMMESA will define a Monthly Thermal Generation Goal for the set of qualified generators on a bi-monthly basis and will call for additional power capacity availability offers with prices not exceeding the additional price.

Period	Additional Price (US$/MW-month)
May 2017 – October 2017	1,000
November 2017 onwards	2,000

Hydroelectric Generators

In the case of hydroelectric power plants, a base remuneration and an additional remuneration for power capacity were established. Power capacity availability is determined independently of the reservoir level, the contributions made, or the expenses incurred. Furthermore, in the case of pumping hydroelectric power plants, the following is considered to calculate availability: (i) the operation as turbine at all hours within the period, and (ii) the availability as pump at off-peak hours every day and on non-business days.

Base Remuneration

It is determined by the actual power capacity plus that under programmed and/or agreed maintenance:

Classification	Base Price (U$S/MW- month)
Medium HI Capacity > 120 ≤ 300 MW	3,000
Small HI Capacity > 50 ≤ 120 MW	4,500
Large Pumped HI Capacity > 120 ≤ 300 MW	2,000

Similarly, to the provisions of SE Resolution No. 22/16, in the case of hydroelectric power plants maintaining control structures on river courses and not having an associated power plant, a 1.20 factor will be applied to the plant at the headwaters.

Additional Remuneration

It applies to power plants of any scale for their actual availability and based on the applicable period:

Type of Power Plant	Period	Additional Price (US$/MW-month)
Conventional	May 2017 – October 2017	500
	November 2017 onwards	1,000
Pumped	May 2017 – October 2017	0
	November 2017 onwards	500

As from November 2017, the allocation and collection of 50% of the additional remuneration will be conditional upon the generator taking out insurance, to CAMMESA’s satisfaction, to cover for major incidents on critical equipment, and the progressive updating of the plant's control systems pursuant to an investment plan to be submitted based on criteria to be defined by the SE.

Other Technologies: Wind Power

The remuneration is made up of a base price of U.S.$ 7.5/MWh and an additional price of U.S.$ 17.5/MWh, which are associated with the availability of the installed equipment with an operating permanence longer than 12 months as from the beginning of the Summer Seasonal Programming.

Remuneration for Generated and Operated Energy

The remuneration for Generated Energy is valued at variable prices according to the type of fuel:

Technology / Scale	In US$ / MWh
	Natural Gas	Hydrocarbons
Large CC Capacity > 150 MW	5.0	8.0
Large TV Capacity > 100 MW	5.0	8.0
Small TV Capacity ≤ 100 MW	5.0	8.0
Large TG Capacity > 50 MW	5.0	8.0
Internal Combustion Engines	7.0	10.0

The remuneration for Operated Energy applies to the integration of hourly power capacities for the period, and is valued at U.S.$ 2.0/MWh for any type of fuel.

In the case of hydroelectric plants, prices for Generated and Operated Energy are as follows:

Technology / Scale	In US$ / MWh
	Generated Energy	Operated Energy
Medium HI Capacity > 120 ≤ 300 MW	3.5	1.4
Small HI Capacity > 50 ≤ 120 MW	3.5	1.4
Large Pumped HI Capacity > 120 ≤ 300 MW	3.5	1.4

Additional Remuneration for Low-Use Thermal Generators

The resolution provides for an additional remuneration for low-use thermal generators having frequent startups based on the monthly generated energy for a price of U.S.$ 2.6/MWh multiplied by the usage/startup factor.

The usage factor is based on the Rated Power Use Factor recorded during the last rolling year, which will have a 0.5 value for thermal units with a usage factor lower than 30% and a 1.0 value for units with a usage factor lower than 15%. In all other cases, the factor will equal 0.0.

The startup factor is established based on startups recorded during the last rolling year for issues associated with the economic dispatch made by CAMMESA. It will have a 0.0 value for units with up to 74 startups, a 0.1 value for units recording between 75 and 149 startups, and a 0.2 value for units recording more than 150 startups. In all other cases, the factor will equal 0.

Repayment of Overhaul Financing

The resolution abrogates the Maintenance Remuneration and provides that, as regards the repayment of outstanding loans applicable to thermal and hydroelectric generators, credits already accrued and/or committed to the cancellation of such maintenance works will be applied first. The balance will be repaid by discounting U.S.$1/MWh for the energy generated until the total cancellation of the financing.

Oil & Gas Regulatory Framework

Introduction to the Hydrocarbon Market - Market De-regulation

Until the early 1990s, the Argentine Government ran most hydrocarbon-related activities, including exploration, production and transportation. Despite the fact that the Ley de Hidrocarburos (the “Hydrocarbons Law”), which was passed in 1967, allowed the government to grant exploration permits and concessions to the private sector this power was rarely exercised. Prior to 1989, private sector companies were engaged in exploitation activities through services agreements with YPF. The oil thus extracted was delivered to YPF, which would then allocate it to refineries. Oil prices were fixed by the Argentine Government at levels that were generally significantly below international prices.

In 1989, with the enactment of the Ley de Reforma del Estado y Emergencia Económica (Law for the Reform of the State and Economic Emergency), the hydrocarbon sector was de-regulated. The new regulatory framework included the following: certain exploitation concessions were to be awarded through a bidding process; partnership agreements could be made with YPF to explore and exploit certain productive areas; starting in 1991, official prices for crude oil and refined products would be eliminated; and starting in 1994, the price of gas at the wellhead would be de-regulated. Another development was the creation of a regulatory entity vested with powers to enforce the newly-established framework, the ENARGAS.

The reform of the sector led to the free establishment of prices and a more efficient market, as a result of the participation of private sector players and competition. Total gas output rose by 83% in the period from 1992 to 2002, and oil output rose by 37% during the same period. Gas reserves increased by 23% and oil reserves increased by 40% during the same period.

The Ley de Emergencia Pública (Public Emergency Law), which was passed in 2002, introduced changes to the dynamics of the hydrocarbon sector. Some of the provisions under that law include withholdings on exports of liquid hydrocarbons and their by-products, limits on price increases in the gas market and certain restrictions on exports.

As it relates to jurisdictional matters, through the enactment of the Law No. 26,197 the “Hydrocarbons Short Law” (Ley Corta de Hidrocarburos), in 2007, the Argentine provinces received ownership rights over the reserves of crude oil and gas located within their territories, and the provinces themselves were empowered to grant concessions to private companies.

In July 2012, the Argentine Government issued Decree No. 1,277/2012 through which it regulated Law No. 26,741, and repealed those provisions of Decrees No. 1,055/89, 1,212/89 and 1,589/89 which provided for: (i) the right to dispose of hydrocarbon production (both placed in the domestic market and for export), (ii) free pricing, and (iii) the exemption from any duty, law and/or retention on exports and imports hydrocarbons. In turn, it created the National Register of Hydrocarbon Investments wherein Hydrocarbon sector companies must register and the Committee on Strategic Planning and Coordination of the National Investment Plan for Hydrocarbons, whose main role is to carry out the National Investment Plan for Hydrocarbon (“Plan Nacional de Inversiones Hidrocarburiferas”), for the purpose for which companies must timely provide to the Committee the technical, quantitative and/or economic information that is requested, as necessary to evaluate the performance of the sector. Companies must also submit an Annual Investment Plan conforming to the National Investment Plan for Hydrocarbons. The Decree also authorizes the Commission to publish reference prices for each of the components of costs and sales, and reference prices for fuel, which are intended to allow coverage of production costs attributable to the activity while obtaining a reasonable profit margin. The Commission may apply different types of sanctions for non-compliance.

On October 31, 2014, the Argentine Congress enacted Law No. 27,007, which amended the Hydrocarbons Law in certain aspects mainly relating to the exploration and production of unconventional hydrocarbons (which were not regulated in the previous Hydrocarbons Law), the extension of the concessions and royalties rates, as follows:

•         Regarding exploration permits, the term of permits for conventional exploration was divided into 2 periods of up to 3 years each plus a discretionary extension of up to 5 years. Thus, the maximum possible duration of exploration permits was reduced from 14 to 11 years.

•         For unconventional exploration, the term of permits was divided into two 4-year terms, plus a discretionary extension of up to 5 years, providing for a maximum term of 13 years. In the case of off shore permits, the term was divided in two periods of up to 3 years (with a discretional extension of 1 year each period) and a discretional extension for up to 5 year, providing for a maximum term of 13 years.

•         Regarding exploitation concession, the term of conventional production concessions was maintained in 25 years. For unconventional exploitations, a 35-year term was provided, including an initial pilot plan of up to 5 years. For offshore production, concessions will be granted for periods of up to 10 years. Under the previous Hydrocarbons Law regime, the concessions could be extended only once for a 10-year term. Law No. 27,007 established successive extensions to conventional and unconventional concessions for 10-year periods. Even the concessions, which were in force prior the enactment of the new regime and those, which had already been extended once, may be extended again.

•         In respect of the reservation of areas and the carry method, Law No. 27,007 eliminated the possibility for the Argentine Government and the Provinces to reserve areas for the exploitation by public entities or state-owned companies as from the date in which Law No. 27,007 entered into force and effect. However, contracts already executed by said provincial entities or companies for the exploration and development of reserved areas continue to be subject to the regulations in force prior to Law No. 27,007.

•         Regarding exploration permits and production concessions, Law No. 27,007 updated the values of the applicable rights. In the case of exploration permits, it established the possibility of compensating up to 90% with investments in exploration during the second period of the term and of the extension, when applicable.

•         Regarding royalties, the general 12% rate provided in the Hydrocarbons Law was maintained. As in the previous regime, the possibility of reducing the rate in exceptional cases up to 5% was also maintained, as well as the possibility of increasing it by 3% upon successive extensions. It also introduces a maximum limit to such rate in all cases of 18%. In addition, it provided for the possibility of the grantor to apply a reduced rate of up to 50% for projects (i) of production in which enhanced or improved oil recovery techniques are applied, (ii) for extra-heavy oil exploitations and (iii) for offshore exploitations.

Law No. 27,007 provided that the National Executive Branch shall include in the Promotional Investment Regime established by Decree No. 929/2013 the direct investment projects that contemplate investments for an amount of U.S.$ 250 million in a 3-year period. Currently, the benefits under this regime apply to projects for amounts higher than U.S.$ 1,000 million in a 5-years period.

The benefits under this promotional regime will be enjoyed after the third year and shall apply to 20% of the production of the project, in the case of on shore projects –whether conventional or unconventional- and to 60%, in the case of offshore projects. To qualify as an offshore project, the wells’ depth measured between the surface and the seabed must be of at least 90 meters.

Law No. 27,007 also established two contributions payable to the Provinces in connection with the projects subject to this promotional regime: (i) 2.5% of the initial investment to develop corporate social responsibility projects, payable by the owner of the project and (ii) a contribution, which amount shall be determined by the Commission created by Decree No. 1277/2012 (the "Comission") considering the size and scope of the project, to develop infrastructure projects in the relevant Province and payable by the Argentine Government.

Finally, Law No. 27,007 provides that the Argentine Government and the provinces will promote the adoption of uniform fiscal legislation to foster hydrocarbon activities.

On January 4, 2016, the Argentine Government issued Decree No. 272/15, which dissolved the Hydrocarbons Commission created by Decree No. 1277/12 and transferred all duties and authority of the former Hydrocarbons Commission to the ME&M.

Exploration and Production

Pursuant to the Hydrocarbons Law, exploration and production of oil and gas are carried out though exploration permits, production concessions, production contracts or partnership agreements. Nevertheless, the Hydrocarbons Law permits surface reconnaissance of territories not covered by exploration permits or production concessions, with the authorization of the ME&M and the permission of the owner of the land. Information obtained through surface reconnaissance must be provided to the office of the ME&M, which is prohibited from disclosing such information for a period of two years without the prior authorization of the party that conducted the exploration, except in connection with the granting of exploration permits or production concessions.

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

Holders of production concessions are required to pay for such concessions, and to make certain royalty payments to the Argentine Government. Please see “Royalties” below for more detail.

Additionally, the holder of a permit or a concession must compensate the surface owner. In this regard, joint resolutions Nos. 630/2015 of the SE and 299/2015 of the Ministry of Agriculture, amended joint resolutions Nos. 391/2014 and 107/2014, in relation to compensation values established by Decree No. 861/96 (and related joint resolutions) for the areas of rain fed cuyana and neuquina.

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

Pursuant to Decree No. 1,277/12, companies holding hydrocarbon concessions must submit to the ME&M an annual investment plan. The ME&M shall then evaluate the annual investment plan, verifying its suitability with respect to the National Hydrocarbon Investment Plan for that year. If it is deemed not to correspond with the national plan, the ME&M may request the submission of a new annual investment plan that more suitably conforms to the requirements of the National Investment Plan for Hydrocarbon.

State-Owned Energy Company

In October 2004, the Argentine Congress enacted Law No. 25,943 creating the state-owned energy company ENARSA. The corporate purpose of ENARSA is to carry out, through third parties or through joint operations with third parties, (i) studies, exploration and exploitation of natural hydrocarbon reserves; (ii) the transportation, processing and sale of hydrocarbons and their direct and indirect by-products; (iii) the transportation and distribution of natural gas and (iv) the generation, transportation, distribution and sale of electricity. Moreover, Law No. 25,943 granted ENARSA all exploration concessions in respect of all national offshore areas located more than 12 nautical miles from the coastline, up to the outer boundary of the continental shelf, that were vacant at the time of the entry into force of the law on November 3, 2004. Therefore, any future exploration of offshore areas must be performed jointly with ENARSA.

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

Since the enactment of the Federalization Law on January 3, 2007, both the SE and the relevant province have been counterparties to the different permits and concessions granted, with all the powers set forth in the Hydrocarbons Law, as amended and supplemented, and the rights derived therefrom.

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

Resolution No. 9/13 of the Commission approved the regulatory requirements and conditions for the submission and subsequent incorporation of investment projects for the exploitation of hydrocarbons under the Promotion Regime. Law No. 27,007 also permits holders of concessions to also submit investment projects for inclusion in the Promotion Regime as long as they involve a direct investment in foreign currency of at least U.S.$250 million within the first three years of such project. Law No. 27,007 maintains the export tax benefit on the first 20% of oil and gas produced in conventional, unconventional and offshore concessions at depths less than or equal to 90 meters and provides for an export tax benefit on the first 60% of oil and gas produced in offshore concessions at depths greater than 90 meters.

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

Transporters of hydrocarbons must comply with the provisions established by Decree No. 44/91, which implements and regulates the Hydrocarbons Law as it relates to the transportation of hydrocarbons through oil pipelines, gas pipelines, multiple purpose pipelines and/or any other services provided by means of permanent and fixed installations for transportation, loading, dispatching, tapping, compression, conditioning infrastructure and hydrocarbon processing. This decree is applicable to oil pipelines and not to gas pipelines. See “Item 4. Argentine Energy Sector—Oil & Gas Regulatory Framework—Gas Market.”

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

In 2016 and pursuant to Resolution No. 5/16 of the Secretariat of Hydrocarbon Resources (SRH), the SRH established the specifications applicable to fuels sold in the national territory, superseding SE Resolution No. 1.283/06 and its amendments.

Under SE Resolution No. 1,283/06 and its amendments, the quality parameters and application times established for the GO were impracticable to timely and properly apply .This caused major economic damages to the industry and the Argentine Government, which made refining companies under the Oil Industry Chamber file several requests for revision and enhancing proposals.

SRH Resolution No. 5/16 established new terms and establishes that the maximum sulfur content allowed in gasoil grade 2 will be 500 mg/kg for areas with a high urban density and 1,500 mg/kg for areas with a low urban density, as well as the gasoil for electric power generation. Furthermore, as from January 2019, cities with more than 90,000 inhabitants will be deemed high urban density areas and the maximum sulfur content allowed in gasoil areas with a low urban density will be reduced to 1,000 mg/kg. As from January 2022, the distinction between high and low density areas will be eliminated, and the maximum sulfur content allowed for gasoil grade 2 will be consolidated at 350 mg/kg. As regards gasoil grade 3, the maximum sulfur content was set at 10 mg/kg. To meet such parameters, the resolution calls on oil companies to submit to the SRH a detailed schedule of their investment program. We have timely and properly filed our investment program.

Additionally, Resolution SRH No. 5/16 provides that the maximum sulfur content in fuel oil will be 7,000 mg/kg. Refineries not meeting this specification should file an adjustment plan.We submitted this plan and the authorities notified us that we were authorized to dispatch FO with a maximum 1% sulfur content from the RBB until June, 2018.

Any new fuels sold in Argentina must be authorized by the Undersecretary of Fuels (pursuant to SE Resolution No. 1,334/06). In 2008, the SE exempted fuel oils sold to power plants from marketing quality requirements under SE Resolution No. 1,283/06 (pursuant to SE Resolution No. 150/08).

SE Resolution No. 1,103/04 provided, pursuant to Section 17 of Decree No. 1,212/89, that in the case of gas stations operating under a brand, the brand owner under which fuels are sold shall be responsible for the specification, quality and quantity of products sold and for compliance thereof with reported requirements, and in the case of gas stations operating under no brand, the operator shall be the responsible party and fuel suppliers may also be jointly and severally liable when identified.

The Ministry of Federal Planning created the Energía Total (“Total Energy”) program in 2007 to help guarantee the supply of liquid and gas fuels to producers and to the Argentine population during 2008 (pursuant to Resolution No. 459/07). The program was designed to encourage the substitution of alternative fuels for natural gas and electricity consumption used in various production activities, and for electricity generation. The program has since been extended. ENARSA is in charge of coordinating the Total Energy program, under which two separate plans call for the provision of liquid and gas fuels. One goal of the program is to guarantee the supply of liquid fuels derived from oil (LPG, diesel, fuel oil, gasoline and octane enhancers) and to meet overall demand, based on economic growth and industrial development. The beneficiaries of this plan are primarily fuel refining and importing companies in Argentina that qualify pursuant to regulations governing the Total Energy program and that have reached an agreement with ENARSA.

From January 1, 2010, as established by Law No. 26,093, Decree No. 109/07 and other regulations, all gas and diesel sold in Argentina must contain 5% of biodiesel and all petroleum naphtha sold in Argentina must contain 5% bioethanol. Bioethanol to be contained in petroleum naphtha sold in Argentina was increased to 10% and 12%, through Resolution No. 44/14 of the SE and No. Resolution No. 37/16 of the ME&M, respectively.

On January 17, 2014, Resolution 1/14 of the Commission approved the “Procedure for Light Crude Oil Imports”, fixing the maximum quantities of light crude oil that may be imported by each market participant on the basis of idle refining capacity, refinery complexity and domestic market share of gasoline and diesel. Resolution 1/14 further provides that the Commission would evaluate each import proposal submitted to it and determine actual import volumes to be assigned to each importer, in accordance with the referenced maximum quantities.

Market Regulation

Under the Hydrocarbons Law and certain decrees issued in connection with the deregulation and de-monopolization process that took place in the early 1990s (the “Oil Deregulation Decrees”), holders of production concessions had the right, with a few limited exceptions, to freely dispose of their production either through sales in the domestic market or through exports. However, since 2002, the Argentine Government has imposed restrictions on the export of hydrocarbons under the Hydrocarbons Law. See “Refining and Marketing” above and “Item 3. Key Information—Risk Factors— Factors Relating to Argentina—Limits on exports of hydrocarbons and related oil products have affected and may continue to affect our results of operations.”

In this context, Decree No. 1,277/12 repealed certain sections of Decree Nos. 1,055/89, 1,212/89 and 1,589/89, as well as any other regulation that had previously provided for the free disposal of hydrocarbons.

Decree No. 1,277/12 also required refining, marketing and transportation companies to submit to the Commission an annual investment plan. The Commission (currently, ME&M) shall then evaluate the annual investment plan, verifying its suitability with respect to the National Investment Plan for Hydrocarbon for that year, and shall audit the relevant company’s ongoing compliance with its plan every three months.

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

Oil Plus and Refining Plus Programs

On November 25, 2008, the Argentine Government issued Decree No. 2,014/08, which created two programs, known as Oil Plus and Refining Plus. The principal purpose of these programs were to stimulate the exploration, production and exploitation of oil reserves, in order to increase refining capability and production of different types of fuels. According to the decree, companies that fulfill requirements established by these programs are awarded tax credits that are transferable and may be applied against export taxes levied on exports of crude oil, natural gas and derivatives.

Also, pursuant to Decree No. 2,014/08, the construction of infrastructure by oil companies to (i) enable the exploration and production of new hydrocarbons reservoirs, (ii) increase production capacity or (iii) incorporate new technology for the operation of existing and new hydrocarbons reservoirs, may qualify as Obra de Insfraestructura Crítica (Critical Infrastructure Construction) under Law No. 26,360, and the company may seek reimbursement of the value-added tax (“VAT”) corresponding to the assets involved in the infrastructure construction, or accelerate the amortization of the same assets for the purpose of determining their income tax. Decree No. 2,014/08 is regulated by SE Resolution No. 1,312/08, which defines and quantifies the incentives to be awarded under these programs. These incentives are awarded according to variables such as the international price of oil, the production volumes and the ratios of recovery of hydrocarbons reserves. Fiscal credits awarded under the Oil Plus program are subject to verification of an increase in the production of oil and the incorporation of new reserves of hydrocarbons. Fiscal credits awarded under the Refining Plus program are contingent upon the existence of projects to install new refining units or the expansion of existing units.

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

SE Resolution No. 435/04, which updated SE Resolution No. 155/92, (i) imposed additional reporting requirements with respect to royalties, (ii) introduced certain changes with respect to the powers of provinces, (iii) amended certain parts of the royalty determination system, including applicable deductions and exchange rates, and (iv) established penalties upon default of a reporting duty. This resolution has been applicable to permit holders and concessionaires since June 2004.

Concessionaires are required to file monthly affidavits with the ME&M and the relevant provincial authorities, reporting:

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

SE Resolution No. 435/04 also provided that if a concessionaire allots crude oil production for further industrialization processes at its own or affiliated plants, the concessionaire is required to agree with provincial authorities and the SE, as applicable, on the reference price to be used for the purpose of calculating royalties and payments. Upon failure by the concessionaire to agree to a price, provincial authorities may fix this reference price. The concessionaire is eligible for certain deductions, including (i) inter-jurisdictional freight costs, which can be deducted from the selling price, as long as transportation is made by means other than a pipeline, and monthly invoices and any relevant agreements are provided, and (ii) internal treatment costs (not exceeding 1% of the payment) incurred by authorized permit holders or concessionaires.

Undersecretary of Fuels Provision No. 1/08 established that the cutoff value for crude oil obtained from bituminous minerals as established by Ministry of Economy Resolution No. 394/07, equivalent to U.S.$42.00 per barrel, had to be considered as the effective base price on which to apply the positive quality adjustments for purposes of calculating the settlement of hydrocarbon royalties payable to the provinces.

By Decree No. 2,240/08, the Province of Neuquén approved the agreement signed with Petrobras Argentina for the extension of its concessions, other than Sierra Chata, for an additional ten years, subject to the Company’s agreement to pay to the Province an additional royalty fee of 3% on its production of oil and gas in addition to the 12% annual royalty payment previously described.

SE Resolution No. 813/10 ratified Undersecretary of Fuels Provision No. 1/08 for purposes of the settlement of hydrocarbon royalties as from January 9, 2008.

Exchange Rates Applicable to Royalties. Under Ministry of Economy Resolution No. 76/02, royalties on oil exports must be fixed taking into account the offer exchange rate quoted by the Banco Nación on the day before the royalty is paid.

However, from December 2001 until May 2002, producers and refiners agreed to negotiate a reduced exchange rate in order to moderate the impact of the Peso devaluation on the price of the products. Producers calculated and paid royalties according to this reduced exchange rate. These calculations were rejected by the Province of Neuquén, who presented a claim for any shortfall in royalty payments resulting from this agreement. However, this claim was settled with the Province of Neuquén in December 2008.

Regulations to Secure the Supply of Diesel

Over the past several years, the Argentine Government has enacted various laws and adopted various initiatives aimed at guaranteeing the supply of diesel fuel to the domestic market.

One government initiative aimed at securing local supply exempted diesel fuel imports intended for domestic consumption from the fuel liquids and natural gas tax, as well as the diesel oil tax. The following laws exempted diesel fuel imports in the following amounts from such taxes: Law No. 26,022 (2005) – 500,000 m3; Law No. 26,074 (2006) – 800,000 m3 (subject to an additional exemption of 20% in 2007); Law No. 26,337 (2007) – 1,800,000 m3 (applicable in 2008, subject to an additional exemption of 20%). Exemptions under Law No. 26,337 are valid when the average monthly parity of diesel oil imports is not lower than the ex-refinery price of diesel oil (excluding all taxes except VAT). SE Resolution No. 151/08 also applied these exemptions to the first 500,000 m3 of diesel fuel imported each year.

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

In exchange for providing diesel fuel at below market prices, refining companies that entered into agreements under Decree No. 449/08 had received direct compensation in the form of a credit on export duties, equivalent to the difference between the net revenues from the sale of diesel oil at the subsidized price and the net revenues that would have been obtained from the sale of the same diesel oil volumes at market prices. Refining companies that process the crude oil they produce are entitled to direct compensation, calculated by deducting such compensation from any amount payable for export duties. The applicable exchange rate is determined by the Chief of Staff and the right to compensation is determined by the ME&M.

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

Crude Oil Market

Seeking to encourage investment and production, several resolutions have been issued relating to the crude oil market. Resolution No 394/2007, which imposed further restrictions on exports of crude by fixing their price, had the effect of leaving producers indifferent when deciding between serving the local or the international market as the state would capture any extraordinary revenue that the producer could earn on exports.

The production of crude oil has shown a downward trend in recent years. Therefore, as was the case in the gas market, the government started a search for tools and regulations that could serve to resume the path to growth. The Petróleo Plus Program (Resolution No. 1312/2008) was created with that objective.

According to the Petróleo Plus Program, oil producers able to prove an increase in their production of oil and the replenishment of their proven reserves were entitled to a series of tax credits that they could apply to the payment of export duties on their oil, liquefied petroleum gas and other by-products that are due under Resolution No.394/2007. The Petróleo Plus program came into force on December 1, 2008, with retroactive effect to October 1, 2008. These tax credit certificates issued by the Secretariat of Electric Energy are transferable.

In February 2015, the Commission’s Resolution No. 14/2015 was published, creating the Programa de Estímulo a la Produccion de Petroleo (the “Oil Encouragement Program”). Companies which participate in the Oil Encouragement Program, agreed to a minimum production (the “Base Production”) and could expect to receive U.S.$ 3/Bbl or U.S.$ 2/Bbl (depending if it was for the local market or for export) for any Bbl in excess of the Base Production up to a maximum price per Bbl of 70 U.S.$ /Bbl for Escalante oil and 84 U.S.$/Bbl for Medanito oil.

On July 13, 2015, the Argentine Government, through Decree No. 1,330/2015, terminated the Oil Plus program, establishing a compensation payable in Argentine sovereign bonds (namely, BONAR 2018 and BONAR 2024) for fiscal credits accrued but not paid under this program.

On January, 11, 2017 the Argentine Government, producers and refiners signed the “Agreement for the Transition to International Prices of the Argentina Hydrocarbon Industry” establishing a price scheme in order for the price of the barrel of oil produced in Argentina to track international prices during 2017.

On March 20, 2017, the Argentine Government through Decree No. 192/2017, created the “Crude Oil and its Derivatives Registry” requiring a specific authorization of the Energy Secretariat to proceed with an importation of crude oil or of certain specific derivatives.

Gas Market

Various reforms of the gas market aimed to regulate the supply of gas to ensure that priority demand (i.e., households and small retailers) is met. This scheme is known as the Producers’ Agreement. In this respect, demand is divided into the following segments:

•         Households and small retailers (“priority demand”);

•         Compressed natural gas;

•         Industrial/ power plants; and

•         Exports.

Each segment pays a different price for gas, with the industrial and the export segments being the only segments that admit the free establishment of prices. The new regulatory structure, which was established by Resolution No. 208/2004, Resolution No. 599/2007 and Resolution No. 1070/2010, among others, set forth that each producer had to maintain sales of gas to each sector at the same levels as in 2006, and if they did not on grounds of decreased output, there would be a re-allocation of their gas in such a manner as to ensure that priority demand should always be met. The prices in local currency of the regulated segments, except for the priority demand segment, underwent slight increases in the past years, in order to gradually move them nearer the unregulated price, which is much higher than the present-day prices in the rest of the sectors.

The rate of growth in investments in recent years was not the same as that experienced in the 1990s. As a result, output could not keep up with demand and, therefore, exports were reduced to a minimum, and in the winter time, the industrial sector has been sporadically subject to interruptions in supply. This circumstance, compounded by a decline in the volume of reserves, resulted in a strong decline in the reserves/production ratio, down from 21.6 years in 1992 to less than 10 years in 2010, the last year for which this information is available.

In addition, in 2007, through the state-run energy company ENARSA, the government started to import gas from Bolivia and to request shipments of liquefied natural gas tankers to meet the system’s minimum demand levels, replacing part of the gas used by power plants with alternative fossil fuels such as diesel oil and fuel oil. The above-mentioned gas imports are financed through a trust that is funded through a specific charge in the bills of non-priority users.

In view of such trend, the government decided to introduce new resolutions seeking to incentivize investment and production. The SE Resolution No. 24/2008 (subsequently amended by SE Resolution No. 1031/2008) instituted the Gas Plus Program. The main incentive to gas producers was that gas extracted within the framework of the program could be freely disposed and commercialized. To qualify for the program producers are required to submit a project of investments in new gas blocks, in blocks that had not been in production since 2004 or in blocks that are geologically complex (compact sand or with low permeability). In addition, to be eligible for this program –unless the applicant is a new company– the firm had to be in compliance with its output quotas as established in the Producers’ Agreement.

In February 2013, the Commission’s Resolution No. 1/2013 was published, creating the Natural Gas Surplus Injection Stimulus Program whose objective was to evaluate and approve projects that contribute to national self-sufficiency in hydrocarbons through increases in gas production and injection into the domestic market, and projects that generate higher levels of activity, investment and employment in the sector.

Before June 30, 2013, any person registered with the National Registry of Hydrocarbon Investments created by Executive Order No. 1,277/12 could submit its project before the Hydrocarbons Commission. The National Government undertook to pay a monthly compensation resulting from:

i.              The difference between the Surplus Injection price (US$7.5/MMBTU) and the price actually collected from the sale of the Surplus Injection, plus;

ii.             The difference between the Base Price and the price received from the Adjusted Base Injection.

These projects will be in force for a maximum term of 5 years, with the possibility for renewal.

On April 26, 2013, the Commission’s Resolution No. 3/13 was published in the official gazette, which regulates the Natural Gas Surplus Injection Stimulus Program and sets forth that any companies interested in participating in the Program should submit monthly affidavits to the Commission containing specifically-detailed documentation on injection, price, contracts, etc., so that they may, after meeting the methodology and terms specified therein, obtain the applicable compensation. Furthermore, the resolution expressly prohibits natural gas purchase and sale operations between producers and provides special considerations regarding new high-risk projects, investments control, the evolution of reserves and the Natural Gas Surplus Injection Stimulus Program’s audit mechanism.

In November 2013, the Commission issued Resolution No. 60/13, creating the Natural Gas Excess Injection Stimulus Program for Companies with Reduced Injection. Producers could submit projects to increase natural gas production levels until March 31, 2014. Such program was directed to companies without previous production or with a maximum injection limit of 3.5 million m3/day, and provided for price incentives in the case of production increases, and penalties involving LNG imports in the case of non-compliance with committed volumes. Furthermore, companies covered by the Natural Gas Surplus Injection Stimulus Program and meeting the applicable conditions may request the termination of their participation in that program and their incorporation into the current one. PELSA filed a presentation and was registered with the Commission on March 6, 2014 pursuant to Resolution No. 20/14.

In March 2014, Resolution No. 60/13 was amended by Resolution No. 22/14 issued by the Commission, whereby the deadline for submission was extended until April 30, 2014, and the previous maximum injection limit was increased to 4.0 million m3/day.

In August 2014, the Ministry of Economy, through Resolution No. 139/14, introduced new changes to Resolution No. 60/13 issued by the Commission, including, among others, the elimination of the previous maximum injection limit and the fixing of two annual registration periods. Petrobras Argentina made a presentation and was registered with this Program on January 30, 2015 pursuant to Resolution No. 13/15 issued by the Commission.

In May 2016, ME&M Resolution No. 74/16 created the “New Natural Gas Projects Promotion Program” and provided that no new projects may be submitted under this program, although approved projects would remain effective under the same conditions.

Companies which participate in the Natural Gas Surplus Injection Stimulus Program agreed to a minimum injection volume (the “Base Volume”) to be sold at a fixed price (the “Base Price”) and could expect to receive U.S.$ 7.5/mmBtu for any injection volume in excess of the Base Volume (the “Excess Injection”). The Argentine Government undertakes to pay a monthly compensation for: (i) any difference between U.S.$7.5 /mmBtu and the price actually received from the sale of the Excess Injection and (ii) any difference between the Base Price and the price actually received from the sale of the Injection Base.

On January 4, 2016, Executive Order No. 272/15 was passed, which dissolved the Commission created pursuant to Executive Order No. 1,277/12, and provided that the powers assigned to this Commission would be exercised by the ME&M.

On May 20, 2016, the government issued the Decree No. 704/16 authorizing the issuing of bonds in dollars (BONAR 2020) as payment of its debts in regard of the Natural Gas Stimulus Programs (Resolutions. 1/13 and 60/13).

On October 2016, the ME&M issued Resolution No. 212/16, which instructed ENARGAS to published the new tariff charts for the natural gas after a long discussion that ended after a Supreme Court ruling. According to such resolution and after the corresponding public hearing, the ENARGAS published the new tariff charts for Transportation and Distribution companies.

On March 6, 2017, the ME&M issued Resolution No.46-E/17 creating the “Stimulus Program for Non-Conventional Production” whose objective is to promote investments in non-conventional gas production (tight gas or shale gas) from fields located at the Neuquina Basin. The Argentine Government undertook to pay a monthly compensation for each area located at the Neuquina Basin under the “Stimulus Program for Non-Conventional Production” ensuring a minimum gas price of: (i) U.S.$ 7.50/mmBtu for 2018, (ii) U.S.$ 7.00/mmBtu for 2019, (iii) U.S.$ 6.50/mmBtu for 2020 and (iv) U.S.$ 6.00/mmBtu for 2021.

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

Recent tax reforms, effective as from the 2016 fiscal year, eliminated the inflation adjustment system for special tax payers, such as companies related companies related to Pampa. Additionally, in determining the net taxable income, previous fiscal years losses can be offset only by 25% from current income.

Value-Added Tax

Subject to certain exceptions, in particular for exporting companies, imports and local purchases of goods and services are subject to VAT at a rate of 12%.

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

The Venezuelan government has created a policy of strict compliance with the production quotas established by OPEC. Article 6 of the Hydrocarbons Organic Law requires all persons who perform activities regulated by the Hydrocarbons Organic Law to comply with production cuts, such as those that may be set by OPEC. Hence, any production cuts may directly affect private producers, contractors, PDVSA and mixed companies.

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

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5.   Operating and Financial Review and Prospects

This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Forward-Looking Statements” and “Item 3. Key Information—Risk Factors” and the matters set forth in this annual report generally.

The following discussion is based on, and should be read in conjunction with our Consolidated Financial Statements and related notes contained in this annual report, as well as “Item 3. Key Information—Selected Financial Data.”

Sources of Revenues

Generation

Our electricity generation operations derive revenues from the sale of electricity in the spot market and under term contracts, including Energía Plus contracts and contracts under SE Resolution No. 220/2007. See “Item 4. The Argentine Energy Sector—Energía Plus.”

Distribution of Energy

Our electricity distribution operations generate revenues mainly from electricity sales to users in our distribution service area. Electricity sales reflect the distribution tariffs Edenor charges its customers (valued on the basis of applicable tariffs).

In addition, our electricity distribution revenues include connection and reconnection charges and leases of poles and other network equipment. Revenue from electricity provided by Edenor to low-income area and shantytowns is recognized to the extent that the framework agreement has been renewed for the period in which the service was rendered.

Oil & Gas

Our oil and gas operations derive revenues from the sale of natural gas, through term contracts under the Gas Plus Regime or to industrial clients. Regarding crude oil, we sell substantially all of our production to our refining and distribution business segment to satisfy our refining requirements, or to our partners with which we are associated in production areas.

Refining and Distribution

Our refining and distribution operations generate revenues from the sale of crude oil and refined products (diesel, gasoline, fuels and lubricants) through our commercial network of gas stations located throughout Argentina and to wholesale customers, industrial, construction and marine markets. These revenues are recognized upon delivery of the relevant products.

Petrochemicals

Our petrochemicals operations generate revenues from the sale styrene, polystyrene and elastomers, and plastics derived from oil production. We produce a wide array of products, such as intermediate gasoline, aromatic solvents, hexane and other hydrogenated paraffinic solvents, propellants for the cosmetic industry, monomer styrene, as well as rubber and polymers for the domestic and foreign markets from natural gas, virgin naphtha, propane and other supplies. These revenues are recognized upon delivery of the relevant products.

Factors Affecting Our Results of Operations

Our results of operations are principally affected by economic conditions and inflation in Argentina, changes in local and international crude oil and related products prices, natural gas prices and in regulated electricity distribution tariffs, fluctuations in demand for oil related products, natural gas and electricity in Argentina and costs of sales and operating expenses.

Our results of operations for the year ended December 31, 2016 reflect the effect of consolidation of Petrobras Argentina beginning on July 27, 2016 when the Acquisition was consummated.

Argentine Economic Conditions and Inflation

Because most of our operations, facilities and customers are located in Argentina, we are affected by general economic conditions in the country. In particular, the general performance of the Argentine economy affects demand for energy, and inflation and fluctuations in currency exchange rates affect our costs and our margins. Inflation primarily affects our business by increasing operating costs, while at the same time reducing our revenues in real terms.

In December 2001, Argentina experienced an unprecedented crisis that virtually paralyzed the country’s economy through most of 2002 and led to radical changes in government policies. The crisis and the Argentine Government’s policies during this period severely affected the energy sector, as described below. Although over the years that followed the Argentine economy recovered significantly from the crisis, and the business and political environment has been largely stabilized, the Argentine Government has only recently begun to address the difficulties experienced by the Argentine electricity sector as a result of the crisis and its aftermath. However, we believe that the current recovery and the recent measures adopted by the Macri administration in favor of the energy sector, such as establishing incentives for the construction of additional generation facilities and the creation of trust funds to further enhance generation, transmission and distribution of electricity throughout the country, have set the stage for growth opportunities in our industry.

The following table sets forth key economic indicators in Argentina during the years indicated:

	Year ended December 31,
	2016	2015	2014	2013	2012
Real GDP (% change)	-2.3	2.6	-2.5	2.4	-1.0
Nominal GDP (in millions of Pesos)	7,952,501	5,854,014	4,579,086	3,348,308	2,637,914
Real Consumption (% change)	-1.6	3.5	-4.4	3.6	1.1
Real Investment (% change)	-5.4	3.8	-6.8	2.3	-7.1
Industrial Production (% change)	-4.7	0.1	-1.8	0.0	-7.8
Consumer Price Index	39.90	15.00	23.80	10.90	10.80
Nominal Exchange Rate (in Ps. /U.S.$ at year end)	16.17	13.40	8.60	6.50	4.90
Exports (in millions of U.S.$)	57,413	56,752	68,335	75,963	79,982
Imports (in millions of U.S.$)	55,753	59,787	65,229	74,442	67,974
Trade Balance (in millions of U.S.$)	1,659	-3,035	3,106	1,521	12,008
Current Account (% of GDP)	-2.2	-2.5	-1.4	-2.0	-0.2
Reserves (in millions of U.S.$)	39,004	24,824	30,119	30,589	44,273
Tax Collection (in millions of Pesos)	2,007,811	1,537,948	1,169,683	858,832	679,799
Primary Surplus (in millions of Pesos)	-362,694	-235,117	-155,522	-82,212	-33,448
Public Debt (% of GDP at December 31) *	48.7	37.2	41.5	35.2	36.2
Public Debt Service (% of GDP)	5.3	4.4	3.8	3.7	3.1
External Debt (% of GDP at December 31)	33.8	26.0	27.7	25.0	27.1

Sources:INDEC; Central Bank; Ministry of Economy and Production.

In 2016, under the Macri administration the methodology used for the calculation of the economic indicators at the INDEC was updated. As a consequence, all the official economic data since 2004 has been revised.

Following years of hyperinflation and economic recession, in 1991 the Argentine Government adopted an economic program that sought to liberalize the economy and impose monetary discipline. The economic program, which came to be known as the Convertibility Regime, was centered on the Convertibility Law of 1991 and a number of measures intended to liberalize the economy, including the privatization of a significant number of public sector companies (including certain of our subsidiaries and co-controlled companies). The Convertibility Law established a fixed exchange rate based on what is generally known as a currency board. The goal of this system was to stabilize the inflation rate by requiring that Argentina’s monetary base be fully backed by the Central Bank’s gross international reserves. This restrained the Central Bank’s ability to effect changes in the monetary supply by issuing additional Pesos and fixed the exchange rate of the Peso and the U.S. Dollar at Ps. 1.00 to U.S.$ 1.00.

The Convertibility Regime temporarily achieved price stability, increased the efficiency and productivity of the Argentine economy and attracted significant foreign investment to Argentina. At the same time, Argentina’s monetary policy was tied to the flow of foreign capital into the Argentine economy, which increased the vulnerability of the economy to external shocks and led to increased reliance on the services sector of the economy, with the manufacturing, agricultural and industrial sectors lagging behind due to the relative high cost of Peso-denominated products in international markets as a result of the Peso’s peg to the U.S. Dollar. In addition, related measures restricted the Central Bank’s ability to provide credit, particularly to the public sector.

Following the enactment of the Convertibility Law, inflation declined steadily and the economy experienced growth through most of the period from 1991 through 1997. This growth slowed from 1998 on, however, as a result of the Asian financial crisis in 1997, the Russian financial crisis in 1998 and the devaluation of Brazil’s currency in 1999, which led to the widespread withdrawal of investors’ funds from emerging markets, increased interest rates and a decline in exports to Brazil, Argentina’s principal export market at the time. According to INDEC, in the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product to decrease by 3.4% in 1999, 0.8% in 2000 and 4.4% in 2001. In the second half of 2001, Argentina’s recession worsened significantly, precipitating a political and economic crisis at the end of 2001.

2001 Economic Crisis

Beginning in December 2001, the Argentine Government implemented an unexpected number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad without prior approval by the Central Bank, some of which are still in effect. On December 21, 2001, the Central Bank decided to close the foreign exchange market, which amounted to a de facto devaluation of the Peso. On December 24, 2001, the Argentine Government suspended payment on most of Argentina’s foreign debt.

On January 6, 2002, the Argentine congress enacted the Public Emergency Law, which introduced dramatic changes to Argentina’s economic model, empowered the Argentine Government to implement, among other things, additional monetary, financial and foreign exchange measures to overcome the economic crisis in the short term and brought to an end the Convertibility Regime, including the fixed parity of the U.S. Dollar and the Peso. Following the adoption of the Public Emergency Law, the Peso devalued dramatically, reaching its lowest level on June 25, 2002, at which time it had devalued from Ps.1.00 to Ps.3.90 per U.S. Dollar according to Banco Nación. The devaluation of the Peso had a substantial negative effect on the Argentine economy and on the financial condition of individuals and businesses. The devaluation caused many Argentine businesses (including us) to default on their foreign currency debt obligations, significantly reduced real wages and crippled businesses that depended on domestic demand, such as public utilities and the financial services industry. The devaluation of the Peso created pressure on the domestic pricing system and triggered very high rates of inflation. According to INDEC, during 2002 the Argentine WPI increased by approximately 118% and the Argentine CPI rose approximately 41%.

Pursuant to the Public Emergency Law, the Argentine Government, among other measures:

•       converted public utility tariffs from their original U.S. Dollar values to Pesos at a rate of Ps.1.00 per U.S. $1.00;

•       froze all regulated distribution margins relating to the provision of public utility services (including electricity distribution services);

•       revoked all price adjustment provisions and inflation indexation mechanisms in public utility concessions (including our concession); and

•       empowered the Argentine Executive Branch to conduct a renegotiation of public utility contracts (including our concession) and the tariffs set therein (including our tariffs).

These measures, combined with the devaluation of the Peso and high rates of inflation, had a severe effect on public utility companies in Argentina (including us). Because public utility companies were no longer able to increase tariffs at a rate consistent with the increased costs they were incurring, increases in the rate of inflation led to decreases in their revenues in real terms and a deterioration of their operating performance and financial condition. Most public utility companies had also incurred large amounts of foreign currency indebtedness to finance the capital improvement and expenditure programs. At the time of these privatizations, the capital structures of each privatized company were determined taking into account the Convertibility Regime and included material levels of U.S. Dollar‑denominated debt. Following the elimination of the Convertibility regime and the resulting devaluation of the Peso, the debt service burden of these utility companies significantly increased, which when combined with the margin freeze and conversion of tariffs from U.S. Dollars to Pesos, led many of these utility companies (including us) to suspend payments on their foreign currency debt in 2002.

Economic Recovery and Outlook

Beginning in the second half of 2002, Argentina experienced economic growth driven primarily by exports and import‑substitution, both facilitated by the lasting effect of the devaluation of the Peso in January 2002. While this devaluation had significant adverse consequences, it also fostered a reactivation of domestic production in Argentina as the sharp decline in the Peso’s value against foreign currencies made Argentine products relatively inexpensive in the export markets. At the same time, the cost of imported goods increased significantly due to the lower value of the Peso, forcing Argentine consumers to substitute their purchase of foreign goods with domestic products, substantially boosting domestic demand for domestic products.

From 2003 to 2007, the economy continued recovering from the 2001 economic crisis. The economy grew by 8.8% in 2003, 9.0% in 2004, 9.2% in 2005, 8.5% in 2006 and 8.7% in 2007, led by domestic demand and exports. From a demand perspective, private sector spending was accompanied by a combination of liberal monetary and conservative fiscal policies. Growth in spending, however, consistently exceeded the rate of increase in revenue and nominal GDP growth. From a supply perspective, the trade sector benefited from a depressed real exchange rate, which was supported by the intervention of the Central Bank in the foreign exchange market. Real exports improved, in part due to growth in Brazil, and the current account improved significantly, registering surpluses in 2004, 2005, 2006 and 2007.

On December 10, 2007, Cristina Fernández de Kirchner, wife of the ex-President Dr. Néstor Kirchner, was inaugurated as President of Argentina for an initial four-year term.

Argentina’s economy grew by 7% in 2008, 19.5% less than in 2007. According to the INDEC, growth was negative in both the first and the fourth quarter of 2008 (-0.3% for both periods) as compared to the same periods in 2007, without adjusting for seasonality. This negative growth is primarily attributable to the conflict between the Argentine Government and farmers in early 2008 and the global financial crisis, which deepened in the second half of 2008.

The agricultural sector was particularly hard hit in 2008 as a result of the decrease in commodities prices as well as a significant drought. A decline in the agricultural sector had adverse ramifications for the entire economy due to the significant role that sector plays in the Argentine economy.

At the end of 2008, the Argentine Government enacted a series of measures aimed at counteracting the decline in the level of economic activity, including special tax rates and less stringent foreign exchange restrictions in connection with the repatriation and national investment of capital previously deposited abroad by Argentine nationals, extensions in the payment terms for overdue taxes and social security taxes, reductions in payroll tax rates for companies that increase their headcounts, creation of the Ministerio de Producción (Ministry of Production), announcements regarding the construction of new public works, consumer loans for the acquisition of durable goods and loans to finance exports and working capital for industrial companies, as well as various agricultural and livestock programs, all aimed at minimizing lay-offs during the current global financial crisis.

In 2009, after six years of robust and continuous growth, the Argentine economy, according to official indicators, grew by only 0.1%, and according to private indicators, contracted by 3.5%.

According to official indicators, in 2011, real GDP in Argentina grew by approximately 8.4%, furthering the growth trend showed in 2010.

In 2012, according to the official information created and disseminated by the INDEC, the economy expanded 0.8%.

According to official indicators, Argentina’s real GDP grew around 2.9% in 2013, compared to 0.8% in 2012.

In 2014, the economic activity grew by approximately 0.2%, compared to 2.9% in 2013.

Private consumption contracted by 0.8% in 2014. The weakening of the internal demand was the main factor in the contraction of the economy and can be explained in part by an increase in internal prices due to the financing of the fiscal imbalance by Central Bank to Treasury. In 2014, the public accounts contracted 1.2% of GDP compared to a contraction of 0.6% in 2013. The weaker performance of the private sector was mainly due to an increase in prices, the depreciation of the Peso a slowdown in credit extended to the private sector and a greater propensity in customers for saving in times of uncertainty.

In January 2014, the Peso lost approximately 19% of its value with respect to the U.S Dollar.

During 2015, the economy registered a positive growth, of approximately 2.5%. The level of activity was driven by the effect that the summer crop had on GDP growth in the second and third quarter, while during the last months of the year the economy showed a more moderate expansion.

In terms of supply, industrial production continued showing a poor performance, the exchange rate lagged, restrictions to import intermediate goods continued and, the deceleration of the main Argentine commercial partners’ growth and a weak domestic and external demand impacted on the performance of the manufacturing activity. In terms of expenses, consumption showed a good performance even though consumers continued acting with caution.

With reference to inflationary pressures, a significant deceleration in the increase of prices was observed during the first half of 2015, related with the high 2014 baseline. Throughout the last months of 2015, retail prices relatively picked up although the average growth rate was lower than that of the previous year.

On December 17, 2015, the Peso depreciated approximately 36% against the U.S. Dollar following the announcement of the lifting of a significant portion of exchange restrictions by the Macri administration (See “Risk Factors—Factors Relating to Argentina—Fluctuations in the value of the Peso could adversely affect the Argentine economy, and consequently, our results of operations or financial condition”), which caused the Peso to U.S. Dollar exchange rate to reach Ps.13.40 to U.S.$1.00.

These measures, combined with the devaluation of the Peso and high rates of inflation, had a severe effect on public utility companies in Argentina (including us). Because public utility companies were no longer able to increase tariffs at a rate consistent with the increased costs they were incurring, increases in the rate of inflation led to decreases in their revenues in real terms and a deterioration of their operating performance and financial condition.  Most public utility companies had also incurred large amounts of foreign currency indebtedness to finance the capital improvement and expenditure programs. At the time of these privatizations, the capital structures of each privatized company were determined taking into account the Convertibility Regime and included material levels of U.S. Dollar‑denominated debt. Following the elimination of the Convertibility regime and the resulting devaluation of the Peso, the debt service burden of these utility companies significantly increased, which when combined with the margin freeze and conversion of tariffs from U.S. Dollars to Pesos, led many of these utility companies (including us) to suspend payments on their foreign currency debt in 2002.

Outlook for 2017

Forecasts for 2017 show that GDP will grow by approximately 3.0% in 2017, supported, mainly by the recovery of public consumption, private consumption and an increase in exports. The unification in the foreign exchange system, the elimination of the restrictions on commercial trade and export laws, and other decisions are expected to allow the Argentine economy to grow again. In this context, the expectation of a higher internal and external demand would stimulate the productive sectors, along with the consolidation of the disinflation process, would promote the recovery of the private consumption.

Electricity prices and tariffs

Our revenues and margins in our electricity generation, transmission and distribution businesses are substantially dependent on the prices we are able to charge for the electricity sold by our generation plants, as well as the composition of our transmission and distribution tariffs (including the tariff setting and adjustment process contemplated by Edenor´s distribution concessions). Our management is currently focused on improving the prices we are able to charge for electricity generated, including by expanding our generation capacity to increase our sales to the non-regulated market under the Energía Plus regulatory framework and under supply agreements within the framework of the SE Resolution No. 220/2007, and until recently, on renegotiating our transmission and distribution tariff structures.

Electricity prices

Our generation operations derive revenues from the sale of electricity in the spot market and under term contracts, including Energía Plus contracts and supply agreements.

The energy authority has continued with the policy started in the year 2003, whereby the WEM spot price is determined according to the variable cost of production with natural gas from available power generating units, even if said units are not generating electricity with such fuel (SE Resolution No. 240/03). The additional cost for consumption of liquid fuels is recognized outside the specified market price as a temporary dispatch surcharge.

Regarding the generation capacity remuneration, in March 2013 the SE issued Resolution No. 95/13 introducing a new capacity remuneration scheme, which was later adjusted pursuant to SE Resolution No. 529/14, applicable to power generating companies adhering to such mechanism. In July 2015, the regulatory authority updated the remuneration parameters pursuant to SE Resolution No. 482/15, with retroactive effects to February 2015. This resolution introduced new additional remuneration items such as incentives to production and efficiency of thermal generating units. In March 2016 the SEE passed Resolution No. 22/16 updating remuneration prices established by SE Resolution No. 482/15 effective as from February 1, 2016 (see “Item 4. The Argentine Energy Sector - SE Resolution No. 95/2013, as amended – Price scheme and other modifications to the WEM).

For those power generation companies outside the scope of the scheme provided for in SE Resolution. No. 95/13 and its amendments provisions, the applicable regulation is still the same as that applicable since January 2002, which limits the determination of the short-term electric power price to Ps. 120 per MWh.

Finally, on February 2, 2017, SE Resolution. No. 19/17 terminated the remuneration scheme established by SE Resolution No. 22/16 as from the economic transactions for February 2017 (see “Item 4. The Argentine Energy Sector - SEE Resolution No. 19/17: New Remuneration Scheme for Old Capacity).

The consumption of natural gas for electricity generation in 2016 increased 8% compared to 2015 (15,6 million Dam3 in 2016 compared to 14,4 million Dam3 in 2015). There was a 14% decrease in fuel-oil consumption in 2016 and a 6% increase in gasoil consumption, in each case compared to 2015. Mineral coal consumption was 24% lower in 2016 compared to 2015 (725 tons in 2016 compared to 949 tons in 2015). The electricity demand for 2016 increased 0.6% compared to 2015.

The chart below shows the monthly average cost during 2016 (compared to 2015) that electricity consumers should pay for the system not to be deficient. This cost includes, in addition to the price of energy, the capacity charge, the increased generation cost resulting from using fuel oil or diesel oil, and other minor items.

Monthly Average Monomic Cost (Ps. Per MWh)

Tariffs

Transmission. The Public Emergency and Exchange Rate Regime Reform Act (Law No. 25,561) imposed a duty on public utilities, such as Transener and its subsidiary Transba, to renegotiate their agreements in force with the Argentine Government while continuing to supply electricity services. This situation has significantly affected Transener and Transba’s economic and financial situation.

In May 2005, Transener and Transba signed with the UNIREN the Memorandums of Understanding specifying the terms and conditions for updating their concession agreements. The Memorandums of Understanding provided for the performance of a RTI before the ENRE and for the determination of a new tariff regime for Transener and Transba, which should have come into force in February 2006 and May 2006, respectively; as well as the recognition of increased operating costs occurring until the RTI-based new tariff regime came into force.

Since 2006, Transener and Transba have requested the ENRE to address the need to standardize compliance with the provisions set forth in the Memorandum of Understanding, pointing out ENRE’s failure to comply with its commitments thereunder, the critical situation arising from such breach, and their availability to continue with the RTI process insofar as the remaining commitments undertaken by the parties remained in force and a new RTI-based new tariff regime was decided upon. Furthermore, Transener and Transba timely filed their respective tariff claims pursuant to the provisions set forth in both Memorandums of Understanding and in Section 45 and related sections of Law No. 24,065, for its analysis, the holding of the relevant public hearing, and the definition of the new tariff scheme aiming at performing the expected RTI process.

In order to begin rectifying the tariff scenario, in December 2010 Transener and Transba entered into a Supplementary Instrumental Agreement to the UNIREN Memorandum of Understanding with the SE and the ENRE, which mainly provided for the acknowledgment of a credit claim to Transener and Transba for cost fluctuations recorded during the June 2005–November 2010 period calculated as per the IVC established in the Memorandum of Understanding. These receivables were assigned in consideration of disbursements by CAMMESA, which were executed through loan agreements.

After collecting these receivables and pending the RTI, on May 13, 2013 and May 20, 2013, Transener and Transba, respectively, executed a Renewal Agreement with the SE and the ENRE, effective through December 31, 2015, which, among others, acknowledged a credit claim for cost variations recorded during the December 2010 – December 2012 period calculated as per the IVC.

In view of the repeated delays in the implementation of the RTI provided for in the Memorandum of Understanding, the SE and the ENRE successively extended the recognition of higher costs until November 2015. In May 2016, after the expiration of the Renewal Agreement and without any pending recognized credit claims, Transener and Transba continued disbursing under the loans granted by CAMMESA, which were disclosed as liabilities. Finally, on December 26, 2016, Transener executed a new agreement with the SE and the ENRE whereby the SE:

•         recognized credit claims in favor of Transener and Transba in the amount of Ps. 1,502.9 million and Ps. 514.7 million, respectively, for the December 1, 2015-January 31, 2017 period;

•         provided for an investment plan for the October 2016-March 2017 period in the amount of Ps. 299.1 million for Transener and Ps. 121.4 million for Transba.

Even though both agreements were in force until February 1, 2017, the RTI’s tariff scheme effective date, as of December 31, 2016 the outstanding recognized credit claims amounted to Ps. 736 million and Ps. 177 million for Transener and Transba, respectively.

Connection and Capacity Differential (In AR$ Million)		Transba	Transener	Total
June 2005 – November 2010	Principal	59.6	121.7	181.3
	Interests	52.2	126.9	179.1
	Additional Interests	22.3	41.1	63.4
December 2010 – December 2012	Principal	240.2	592.4	832.6
	Interests	62.4	152.3	214.7
	Additional Interests	22.3	41.1	63.4
January 2013 – May 2014	Principal	210.4	544.9	755.3
	Interests	30.3	77.2	107.5
June 2014 – November 2014	Principal	161.1	502.4	663.5
	Interests	17.1	61.2	78.4
December 2014 - May 2015	Principal	123.8	373.3	497.2
	Interests	13.2	40.6	53.8
	Additional Interests	180.6	95.0	275.6
June 2015 – November 2015	Principal	136.6	413.6	550.2
	Interests	13.8	45.8	59.6
December 2015 – January 2017	Principal	514.7	1,502.9	2,017.5
Recognized Subtotal as of 12/31/2016		1,860.6	4,732.6	6,593.1
Accrued principal and interests		65.2	125.8	191.0
Recognized Total as of 12/31/2016		1,925.8	4,858.4	6,784.1

The Consolidated Financial Statements include the following income from the recognition of cost variations by the SE and the ENRE up to the amounts collected under the Loan Agreements:

Item (In Ps. Million)	Transba		Transener
	As of 12.31.2016	As of 12.31.2015	As of 12.31.2016	As of 12.31.2015
Principal	452.1	418.1	1,062.5	908.1
Interests	22.4	36.9	105.1	139.5
Total	474.5	455.0	1,167.6	1,047.6

Pursuant to the instruction provided by ME&M Resolution No. 196/16, on September 28, 2016 the ENRE passed Resolution No. 524/16 approving the program applicable to the RTI of the electric power transmission service during 2016, which provided for the entry into force of the resulting tariff scheme as from February 2017.

The public hearing for the defense of the proposal was conducted in December 2016, where Transener requested a capital base of Ps.12,214 million and Ps.6,157 million, as well as regulated operation and maintenance revenues in the amount of Ps.4,173 million and Ps.2,112 million for Transener and Transba, respectively.

On January 31, 2017, the ENRE issued Resolutions No. 66/17 and No. 73/17, which established the tariffs in effect for the 2017/2021 five-year period, the recognized capital base was set at Ps.8,343 million and Ps.3,397 million, and the regulated revenues granted reached Ps.3,274 million and Ps.1,499 million for Transener and Transba, respectively. Furthermore, the ENRE also established the mechanism for updated the remuneration, the quality of service and the penalties regime, the awards regime and the investment plan to be carried out by both companies during that period.

Distribution. See “Our Electricity Distribution Business - Empresa Distribuidora y Comercializadora Norte S.A. (Edenor)-Tariffs”.

Electricity demand and supply

Electricity demand depends to a significant extent on economic and political conditions prevailing from time to time in Argentina, as well as seasonal factors. In general, the demand for electricity varies depending on the performance of the Argentine economy, as businesses and individuals generally consume more energy and are better able to pay their bills during periods of economic stability or growth. As a result, energy demand is affected by Argentine Governmental actions concerning the economy, including with respect to inflation, interest rates, price controls, foreign exchange controls, taxes and energy tariffs.
During 2015, the electricity demand grew 4.5% compared to 2014, from 126,467 GWh to 132,110 GWh, and during 2016, the electricity demand remained stable having a growth of 0.6% compared to 2015, from 132,110 GWh to 132,950 GWh.

Peak Demand Records

	2016	2015	2014	2013	2012	2011
Power Capacity (MW)	25,380	23,949	24,034	23,794	21,949	21,564
Date	12/2/16	01/27/2015	01/20/2014	12/23/2013	02/16/2012	8/1/11
Temperature (°C)	31,0	35,6	29,6	35,4	34,2	3,5
Time	2:35 PM	2:13 PM	3:05 PM	2:20 PM	3:10 PM	8:18 PM

Source: CAMMESA.

Generation of electricity increased by 1.1% in 2016, from 134,631 GWh in 2015 to 136,135 GWh in 2016.
Thermal generation continued to be the main resource to supply demand in 2016, as it contributed 90,067 GWh (66%), fueled both by natural gas and by liquid fuels (diesel oil and fuel oil), and mineral coal mainly during the winter months, followed by hydroelectric generation net of pumping, which contributed 35,728 GWh (26%) and nuclear generation, which contributed 7,677 GWh (6%) and renewable generation, which contributed 2,663 GWh (2%). There were also imports, for 1,470 GWh (11% lower than in 2015), exports for 329 GWh (higher than the 55 GWh recorded in 2015) and losses for 4,326 GWh (5% higher than in 2015).
Hydroelectric generation in 2016 was 9% lower than compared to 2015, while thermal and nuclear generation registered a 4% and 18% increase, respectively, when compared to 2015.
                The following chart shows the development of electricity generation by type of generation (thermal, hydro, nuclear and renewable) since 2013:

Source: CAMMESA.

Note: Hydroelectric power generation is considered net of pumping.

During 2016, generation facilities increased their installed capacity from 33,494 MW in 2015 to 33,901 MW in 2016. The main new commercial operations starting in 2016 were Atucha II nuclear plant (720MW), Guillermo Brown thermal plant (582.6 MW), Loma de la Lata (105 MW) and engines from Central Costanera (35.6 MW).

The chart below shows the composition of installed capacity in Argentina (33.9GW) as of December 31, 2016:

Argentina’s Installed Capacity

100%=33.9GW

Seasonality

Seasonality also has a significant impact on the demand for electricity, with electricity consumption peaks in summer and winter. The impact of seasonal changes in demand is registered primarily among the residential and small commercial customers of Edenor. The seasonal changes in demand are attributable to the impact of various climatological factors, including weather and the amount of daylight time, on the usage of lights, heating systems and air conditioners.

The impact of seasonality on industrial demand for electricity is less pronounced than on the residential and commercial sectors for several reasons because (i) different types of industrial activity by their nature have different seasonal peaks, such that the effect on them of climate factors is more varied, and (ii) industrial activity levels tend to be more significantly affected by the economy, and with different intensity levels depending on the industrial sector.

Cost of sales

Our most significant costs of sales are mainly comprised of purchases of inventory, energy and gas, fees and compensations for services, personnel costs, property, plant and equipment depreciation, royalty payments and electricity penalties.

Operating expenses

Our most significant operating expenses are administrative and selling expenses, which include related salaries, social security charges, fees and compensations for services, penalties, compensation agreements and taxes.

Reserves and Production of oil and gas

Natural gas and oil constitute the main energy sources in the national primary energy mix. The following chart illustrates their share as of December 31, 2016:

Natural Gas

During 2016, the total gross natural gas production increased to approximately 123 million m3/day, which represented a 4.6% increase compared to the volumes produced in 2015. This was mainly due to the continued production rise in the Neuquén Basin, which has increased its daily average contribution with the development of unconventional gas reserves in the area, thus compensating the decline in the remaining gas basins within the country.

As regards natural gas imports by the Argentine Government, the supply from Bolivia reached an average 15.7 million m3/day, a figure slightly lower than the 16.3 million m3/day volume recorded in 2015. In this same sense, the imports of LNG later injected in the national natural gas transportation system at the Bahía Blanca and Escobar ports, in the Province of Buenos Aires, recorded an average 12.7 million m3/day contribution in the year 2016, a volume slightly lower than that recorded in 2015 (14.6 million m3/day). Furthermore, the decline in the price of oil and its derivatives have resulted in an important reduction in the amounts spent by the Argentine Government for the importation of these products. In Addition, imports of LNG regasified in Chile started in the winter of 2016 and totaled 1.3 million m3 per day.

Based on the last annual information published by the ME&M, as of December 31, 2015 total natural gas reserves within Argentina reached 921,192 million m3, of which 38% are proved reserves. Compared to the same information as of December 31, 2014, reserves have recorded an 8.6% increase, mainly attributable to investments under the Natural Gas Stimulus Program.

Evolution of Natural Gas Production and Reserves*

In billion m3, 2006-2016

Crude Oil

Throughout 2016, total oil production amounted to 81 thousand m3 per day, a volume slightly lower than that recorded in 2015 (85 thousand m3 per day), continuing the downward trend in production recorded over the last fifteen years.

Based on the last annual information published by the ME&M on oil imports, during 2016 2.5 thousand m3/day were imported, a volume 214% higher than that recorded during 2015. This volume represented just 3.1% of the total domestic production during 2016. In 2016, oil exports amounted to 7.2 thousand m3/day, a volume 24% higher compared to 2015. This volume represented 8.8% of the total domestic production during 2016.

As of December 31, 2015, total oil reserves within the country reached 748,700 thousand m3, of which 51% were proven reserves. Compared to the same information as of December 31, 2014, total reserves have recorded a 0.5% decrease, of which 50% were proved reserves.

Evolution of Oil Production and Reserves*

In million m3, 2006-2015

Critical Accounting Policies and Judgments

The preparation of the Consolidated Financial Statements, in conformity with IFRS requires our management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, and income and expenses.

The applied estimates and accounting judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of the Consolidated Financial Statements.

 The following summary provides more information about the critical accounting policies that could have a significant impact on our results and should be read in conjunction with the Notes to the Consolidated Financial Statements. Our accounting policies are more fully described in Notes 4 and 5 to the Consolidated Financial Statements. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to each critical accounting policy described as follows:

Revenue recognition

In the distribution of energy business segment, revenue is recognized on an accrual basis upon delivery to customers, which includes the estimated amount of unbilled distribution of electricity at the end of each year. We consider our accounting policy for the recognition of estimated revenue critical because it depends on the amount of electricity effectively delivered to customers which is valued on the basis of applicable tariffs. Unbilled revenue is classified as current trade receivables.

In the oil and gas business segment, the fair value of the consideration receivable corresponding to revenues from gas sales to Distributors is recognized based on the volume of gas delivered and the price established by the SE (in accordance with applicable resolutions).

Impairment of non-financial assets

Non-financial assets including identifiable intangible assets are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (“CGU”). For this purpose, each asset group with independent cash flows, each subsidiary, associate and each jointly controlled company has been considered a single CGU, as all of their assets jointly contribute to the generation of cash inflows, which are derived from a single service or product; thus cash inflows cannot be attributed to individual assets.

In order to evaluate if there is evidence that a CGU could be affected, both external and internal sources of information are analyzed. Specific facts and circumstances are considered, which generally include the discount rate used in the estimates of the future cash flows of each CGU and the business condition as regards economic and market factors, such as the cost of raw materials, oil and gas, the regulatory framework for the energy industry (mainly the RTI / CMM and recognition of expected prices), the projected capital investments and the evolution of the energy demand.

The value in use of each CGU is estimated on the basis of the present value of the future net cash flows that these units will generate. The Company’s management uses approved budgets up to one-year for its cash flow projections extrapolated into a term consistent with the assets’ remaining useful life, taking into consideration a scrap value and the appropriate discount rates. In order to calculate the fair value less the costs to sale, the Company’s management uses the estimated value of the future cash flows that a market participant could generate from the appropriate CGU, and deducts the necessary costs to carry out the sale of the corresponding CGU.

The Company’s management is required to make judgments at the moment of the future cash flow estimation. The actual cash flows and the values may differ significantly from the expected future cash flows and the related values obtained through discount techniques.

Impairment test of property, plant and equipment and intangible assets associated with the subsidiary Edenor

As at December 31, 2011, the Company has recorded impairment losses associated with Edenor’s consolidated assets resulting from the assessment of their recoverable value. Depreciation losses totaled up Ps.647.7 million which, net of the effect of the income tax, amounted to Ps.421 million.

As of the date of issuance of the Consolidated Financial Statements, there are indicators of a potential impairment inasmuch as Edenor has operating losses for $ 656 million. Therefore, Edenor has made its projections in order to analyze the recoverability of its property, plant and equipment.

Cash flows are prepared on the basis of estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which the following can be noted: (i) nature, opportunity and method of electricity rate increases and/or cost adjustment recognition; (ii) demand for electricity projections; (iii) evolution of the costs to be incurred, (iv) investment needs in accordance with the service quality levels required by the regulatory authority, and; (v) macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates.

Edenor has updated its projections as from the implementation of ENRE Resolution No. 63/17, which established the new tariff schemes applicable as from February 1, 2017. However, given the recent completion of the RTI process after a long process of deterioration of Edenor's economic and financial situation and the existence of issues pending definition which are important for the determination of the recoverable value, Edenor’s management may not ensure that the future performance of the variables used to make its projections will be in line with what has been estimated at the date of preparation of the Consolidated Financial Statements.

The increase in electricity rates used by Edenor to assess the recoverability of its property, plant and equipment as of December 31, 2016 is based on both the electricity rate schedule approved as from February 2017 that fixed Edenor's remuneration, and the tariff adjustment mechanism for the next five years. Given that the main variable is the electricity rate, and such rate is supported by the approved electricity rate schedule, Edenor has prepared only one scenario, considering the most pessimistic situation when estimating the variables with greater impact (resolution of regulatory issues) and its best estimate for the other variables with lower incidence. In order to determine the scenario mentioned in the preceding paragraph, Edenor has considered the following:

i.              Nature, opportunity, and modality of electricity rate increases and / or cost adjustments recognition: Electricity rate increases as resolved in the RTI process;

ii.             Settlement of regulatory liabilities: Edenor has considered to use the final surplus of its annual cash flows until these liabilities are settled;

iii.            Electricity demand growth: 2.5% per year;

iv.            Development of costs to be incurred: mainly, based on the expected level of inflation;

v.             Investments for infrastructure maintenance: in accordance with the service quality levels required by the regulator in the RTI;

vi.            Inflation rate;

vii.           Exchange rate.

 The discount rate (WACC) in Pesos varies for each year of the projection. For the first 5 years, the average of these rates is 29%.

Further, Edenor has performed a sensitivity analysis in view of reasonably possible changes to these variables, and it concluded that in no case should it recognize an impairment in the value of its property, plant and equipment.

Based on the conclusions previously mentioned, the valuation of property, plant and equipment, taken as a whole, does not exceed its recoverable value, which is measured as the value in use as of December 31, 2016.

Furthermore, the management understands that although the new estimates, following the issuance of Resolution No. 63/17, reflect an increase in the CGU’s value, considering the recent implementation of the RTI as of February 1, 2017, and the issues that are still pending resolution; mainly those generated by the breach of the Concession Agreement, such as the remaining balances and other effects derived from the partial measures adopted; it is still premature to know whether the actual measures obtained so far are sufficient to consider a sustainable recovery and consequently evaluate the possible reversal of the impairment loss recognized by the Company during fiscal year 2011.

Impairment test of goodwill

As a result of the Acquisition, the Company has recognized a goodwill of Ps. 994 million that has been allocated, for the purpose of impairment testing, to the oil and gas business segment regarding future synergies of combined business and assembled workforce.

For the purpose to determine the value in use of the segment, the Company prepared the cash flows on the basis of estimates concerning proved oil and gas reserves (developed and to be developed) and probable reserves, according to the reports of oil and gas reserves prepared by the Company and the projection period was determined based on the end of the respective concession contracts. In addition, the Company has made estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which are: (i) reserve levels and production; (ii) sales price evolution; (iii) operating costs evolution; (iv) investment needs and; (v) macroeconomic variables such as inflation rates, foreign currency exchange rate. The WACC discount rate in U.S. dollars used amounted to 8.4%

As a result of the oil and gas business segment impairment test, the Company concluded assets considered as a whole do not exceed the recoverable value, measured as the value in use as of December 31, 2016 and thus has not recognized impairment losses.

Allowance for doubtful accounts

We are exposed to losses for uncollectible receivables. The Company’s management estimates the final collectability of the accounts receivable. In the case of the distribution of energy segment, a delinquent balance comprises all such debt arising from the bills for electricity consumption that remain unpaid 13 working days after their due dates for small-demand (tariff 1) customers and 7 working days after due date for medium and large-demand (tariff 2 and 3) customers. Edenor’s management records an allowance applying an uncollectability rate for each customer category, based on the historical comparison of collections made against the default balances of each customer category.

In order to estimate collections related to the energy generation segment we mainly consider the ability of CAMMESA to meet its payment obligations to generators, and the resolutions issued by SE, which allow the Company to collect its credits with CAMMESA through different mechanisms. Additionally, management analyzes the allowance for uncollectible receivables of the remaining accounts receivables of the segment based on an individual analysis of recoverability of receivables of the WEM debtors.

Future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in the assessment for each year.

We believe that the accounting policy relating to the allowance for doubtful accounts is a “critical accounting policy” because it requires management to make estimates and assumptions with respect to our receivables collection due to uncollectible accounts, which is susceptible to change from period to period, and as such the impact on our financial position and results of operations could be material.

Provision for Contingencies

The Company is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of its business. The Company’s liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, the Company reviews the status of each contingency and assesses potential financial liability, for which elaborates the estimates mainly with the assistance of legal advisors, based on information available to the management at the Consolidated Financial Statements date, and taking into account our litigation and resolution/settlement strategies.

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

However, if the Company’s management estimates are not correct, current provisions might be inadequate and could have an adverse effect on the Company’s results of operations, financial position and cash flows.

With respect to contingencies described in the Consolidated Financial Statements, we do not expect to incur any losses exceeding the amounts accrued as of December 31, 2016, that would be material relative to our consolidated financial position, results of operations or liquidity as of such date. However, if reserves prove to be inadequate it could have a material adverse effect on our results of operations and financial position. For more information regarding the balances for provision for contingencies, see Note 42 to the Consolidated Financial Statements.

Current and deferred Income tax / Minimum notional income tax

A great level of judgment is required to determine the income tax provision since the Company management has to regularly assess the positions stated in the tax returns as regards those situations where the applicable tax regulations are subject to interpretation and, if necessary, establish provisions according to the estimated amount that the Company will have to pay to the tax authorities. When the final tax result of these items differs from the amounts initially acknowledged, those differences will have an effect on the income tax and on the deferred tax provisions in the fiscal year when such determination is made.

A significant degree of judgment is required to determine the income tax provision. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for eventual tax claims based on estimates of whether additional taxes will be due in the future.

Deferred tax assets are reviewed at each reporting date and reduced in accordance with the probability that the sufficient taxable base will be available to allow for the total or partial recovery of these assets. Deferred tax assets and liabilities are not discounted. In assessing the realization of deferred tax assets, Management considers that it is likely that a portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, Management takes into consideration the scheduled reversal of deferred tax liabilities, the projections of future taxable income and tax planning strategies.

As a result of the recoverability analysis performed, as of December 31, 2016, the Company and certain subsidiaries have derecognized the liability they had previously registered for the minimum notional income tax they should have assessed during past fiscal years in case the provisions of the “Hermitage” decision had not been applicable and for all periods in which the Company had evidenced tax losses, which resulted in the recognition of earnings for Ps. 123 and Ps. 88 million disclosed under the lines “Income tax and minimum notional income tax” and “Financial expense” within the Statement of Comprehensive of (Loss) / Income, respectively, as the tax credit had not been previously recognized. To such effect, the Company has used the following grounds:

a)            several previous cases within the Group where Courts has ruled in favor of our allegation according to the criterion established by the “Hermitage” decision;

b)            the completion of tax audits for periods in which certain of our subsidiaries have applied the criterion established by the “Hermitage” ruling;

c)             and lastly, the abrogation of the tax pursuant to Section 76 of Law No. 27,260 (Tax Transparency) for fiscal years beginning as from January 1, 2019, which evidences the Treasury's position on the continuation of proceedings as the one brought against the Company.

Additionally, the Company has recognized an income in the amount of Ps.23 million for the recognition of the tax credit for minimum notional income tax paid in previous years. The Company considers it is probable that it will generate future taxable income to use this tax credits within the statutory limitation period, as a result of corporate reorganization described.

Defined benefit plans

Actuarial commitments with defined benefit plans to employees are recognized as liabilities in the statement of financial position based on actuarial estimates revised annually by an independent actuary, using the projected unit credit method.

The present value of pension plan obligations depends on multiple factors that are determined according to actuarial estimates, which are revised annually by an independent actuary, net of the fair value of the plan assets, when applicable. For this purpose, certain assumptions are used including the discount rate and wage growth rate assumptions.

ENRE penalties and discounts

Edenor considers its accounting policy for the recognition of ENRE penalties and discounts critical because it depends on penalizable events which are valued on the basis of management’s best estimate of the expenditure required to settle the present obligation at the date of the Consolidated Financial Statements. The balances of ENRE penalties and discounts are adjusted in accordance with the regulatory framework applicable thereto and have been estimated based on Edenor’s estimate of the outcome of the RTI process described in Note 2 to Consolidated Financial Statements.

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

The Company uses the information obtained from the calculation of reserves in the determination of depreciation of assets used in the areas of oil and gas, as well as assessing the recoverability of these assets.

Asset retirement obligation

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

Liabilities related to future remediation costs are recorded when, on the basis of environmental assessments, such liabilities are probable to materialize, and costs can be reasonably estimated. The actual recognition and amount of these provisions are generally based on the Company´s commitment to an action plan, such as an approved remediation plan or the sale or disposal of an asset. The provision is recognized on the basis that a future remediation commitment will be required.

The Company measures liabilities based on its best estimation of present value of future costs, using currently available technology and applying current environmental laws and regulations as well as the Company’s own internal environmental policies.

Business Combinations

The acquisition method involves the measurement at fair value of the identifiable assets acquired and the liabilities assumed in the business combination at the acquisition date.

For the purpose to determine the fair value of identifiable assets, the Company uses the valuation approach considered the most representative for each asset. These include the (i) income approach, through indirect cash flows (net present value of expected future cash flows) or through the multi-period excess earnings method, (ii) cost approach (replacement value of the good adjusted for loss due to physical deterioration, functional and economic obsolescence) and (iii) market approach through comparable transactions method.

Likewise, in order to determine the fair value of liabilities assumed, the Company´s Management considers the probability of cash outflows that will be required for each contingency, and elaborates the estimates with assistance of legal advisors, based on the information available and taking into account the strategy of litigation and resolution / liquidation.

Management critical judgment is required in selecting the approach to be used and estimating future cash flows. Actual cash flows and values may differ significantly from the expected future cash flows and related values obtained through the mentioned valuation techniques.

Results of Operations

The table below provides a summary of our results of operations for the years ended December 31, 2016, 2015 and 2014. Results of operations for the year ended December 31, 2016 reflect the effect of consolidation of Petrobras Argentina beginning on July 27, 2016 when the Acquisition was consummated.

	For the year ended December 31,
	2016	2015	2014
	(in millons of pesos)

Revenue	31,295	7,106	6,101
Cost of sales	(25,136)	(7,038)	(5,925)
Gross profit	6,159	68	176
Selling expenses	(2,952)	(973)	(713)
Administrative expenses	(3,676)	(1,221)	(827)
Exploration expenses	(135)	(3)	(22)
Other operating income	2,854	941	312
Other operating expenses	(2,253)	(769)	(435)
Reversal of impairment of property, plant and equipment	-	25	88
Share of profit of joint ventures	105	9	34
Share of profit (loss) from associates	7	(10)	(2)
Income from the sale of subsidiaries and financial assets	480	-	-

Operating profit (loss) before recognition of income for provisional remedies, higher costs recognition and SE Resolution No. 32/15	589	(1,933)	(1,389)
Recognition of income - provisional remedies - CAMMESA Note MEyM No. 2016-04484723	1,126	-	-
Income recognition on account of the RTI - SE Resolution No. 32/15	419	5,025	-
Higher Costs Recognition - SE Resolution No. 250/13 and subsequent Notes	82	551	2,272
Operating income	2,216	3,643	883
Financial income	893	331	440
Financial expenses	(4,296)	(1,257)	(1,113)
Other financial results	(163)	1,719	420
Financial results, net	(3,566)	793	(253)
(Loss) Profit before income tax	(1,350)	4,436	630
Income tax and minimun notional income tax	1,098	(587)	(100)
Total (Loss) Profit of the year	(252)	3,849	530

Total (Loss) Profit of the year attributable to:
Owners of the company	(11)	3,065	743
Non - controlling interest	(241)	784	(213)

	For the year ended December 31,
	2016	2015	2014
	(in millons of pesos)
Revenue
Generation	4,624	2,418	2,172
Distribution of energy	13,079	3,802	3,598
Oil and gas	8,035	944	357
Refining and Distribution	6,550	-	-
Petrochemical	2,507	-	-
Holding and others	80	54	67
Eliminations	(3,580)	(112)	(93)
Total Sales	31,295	7,106	6,101

Gross profit
Generation	1,898	1,136	1,099
Distribution of energy	859	(1,387)	(1,118)
Oil and gas	2,357	284	156
Refining and Distribution	577	-	-
Petrochemical	300	-	-
Holding and others	77	51	65
Eliminations	91	(16)	(26)
Total Gross profit	6,159	68	176

Operating profit
Generation	1,392	887	1,008
Distribution of energy	(677)	2,140	(281)
Oil and gas	1,824	485	136
Refining and Distribution	157	-	-
Petrochemical	(88)	-	-
Holding and others	(514)	131	21
Eliminations	122	-	(1)
Total operating profit	2,216	3,643	883

Total (loss) profit of the year
Generation	1,153	550	633
Distribution of energy	(1,723)	613	(1,101)
Oil and gas	875	352	84
Refining and Distribution	106	-	-
Petrochemical	(89)	-	-
Holding and others	(695)	2,334	914
Eliminations	121	-	-
Total (loss) profit of the year	(252)	3,849	530

Total (loss) profit attributable to owners of the company
Generation	1,045	497	529
Distribution of energy	(1,147)	59	(742)
Oil and gas	627	175	42
Refining and Distribution	106	-	-
Petrochemical	(89)	-	-
Holding and others	(674)	2,334	914
Eliminations	121	-	-
Total (loss) profit attributable to owners of the company	(11)	3,065	743

Total (loss) profit attributable to non - controlling interest
Generation	108	53	104
Distribution of energy	(576)	554	(359)
Oil and gas	248	177	42
Holding and others	(21)	-	-
Total (loss) profit attributable to non - controlling interest	(241)	784	(213)

The Company is an integrated energy company and focuses its business on the electricity sector value chain by participating in the generation, transmission and distribution of electricity in Argentina, as well as on the oil and gas value chain by participating in exploration and production, refining, petrochemicals, and hydrocarbon commercialization and transportation mainly in Argentina.

Following the acquisition of a controlling interest in Petrobras Argentina since July 27, 2016, we have restructured our reportable operating segments consistently with internal reports reviewed by the Executive Committee. As a result, we have introduced the following changes:

(i)                   the incorporation of the refining and distribution, and the petrochemical business segments; and

(ii)                 the exclusion of the transmission business segment, which corresponds to our indirect interest in Citelec and its subsidiaries, since its no longer considered a reportable segment in the reports received by Executive Committee. Instead, the stake in those companies was included within the Holding and Other business segment, and has been valued according to the equity method of accounting, consistently with the Consolidated Financial Statements.

Comparative information by segment has been restated to show the modification in the composition of segments described in subsection (ii).

Through our own activities, subsidiaries and share participations in joint ventures, joint operations and associates, and based on the business nature, customer portfolio and risks involved, we operate in the following reportable business segments:

•         Generation, consisting of our direct and indirect interests in CPB, CTG, CTLL, HINISA, HIDISA, PACOSA, Greenwind, PEFMSA, PEA, TMB, TJSM, Enecor and through its own electricity generation activities through CTGEBA and Ecoenergía power plants and the HPPL dam;

•         Distribution of Energy, consisting of our indirect interest in EASA and Edenor;

•         Oil and Gas, consisting of our own interests in oil and gas areas and through its direct interests in Petrolera Pampa, PELSA, and investments in Oldelval and OCP associates;

•         Refining and Distribution, consisting of our own operations in the Refinery and the service station network, the equity interest in Refinor and the commercialization of the oil produced in Argentina, which is transferred at market prices from the oil and gas segment. The refining and distribution segment has a common strategy in line with the integration of our operations and according to the industry regulations seeking to meet the domestic market supply;

•         Petrochemicals, comprising of our own styrenics operations and the catalytic reformer plant operations conducted in Argentine plants; and

•         Holding and Other Business, consisting of financial investment transactions, holding activities, interests in joint businesses CITELEC and CIESA and their respective subsidiaries, which hold the concession over the high-voltage electricity transmission nationwide and over gas transportation in the south of the country, respectively.

The Company manages its operating segments based on its individual net profit (loss).

Year ended December 31, 2016 compared to year ended December 31, 2015

Generation Segment

Revenues

Net sales in our generation segment increased by 91.2% to Ps. 4,624 million for the fiscal year ended December 31, 2016, compared Ps. 2,418 million for the same period in 2015. The rise of Ps. 2,206 million in electricity net sales was mainly due to (i) the inclusion of revenues deriving from Petrobras Argentina as a result of the Acquisition, which contributed Ps. 1,360 million to net sales for the period from July 27, 2016 through December 31, 2016, (ii) an increase in the average electricity selling price calculated for the segment (Ps. 388.1 per MWh for the fiscal year ended December 31, 2016, compared to Ps. 272.9 per MWh for the same period in 2015, which represented a sales increase of Ps. 998 million) and (iii) an increase in the volume of electricity sold by the segment (11,921 GWh for the fiscal year ended December 31, 2016, compared to 8,661 GWh for the same period in 2015, which represented a Ps. 1,266 million increase in sales).

The increase in average electricity sales prices, was due to (i) the incorporation of CTGEBA, Ecoenergía and HPPL plant following the Acquisition; (ii) the implementation of SE Resolution No. 22/16, which became effective as of February 2016 and retroactively increased remuneration for fixed costs, variable costs and non-recurring maintenance by 42% on average for us, compared to the remuneration under SE Resolution No. 482/15, which was previously in effect, and (iii) foreign exchange effects resulting from increased devaluation of the Peso against the U.S. Dollar , which in turn impacted electricity sales prices in Pesos for the Energía Plus and SE Resolution No. 220/2007 agreements since a significant portion of the tariffs collected by us are indexed to the U.S. Dollar.

The following table shows net electricity sales (in GWh) for power generation plants:

	Fiscal Years Ended December 31,
In GWh	2016			2015
	Net generation	Purchases	Total sales	Net generation	Purchases	Total sales
Hydroelectric facilities:
HINISA	706	-	706	538	1	539
HIDISA	564	-	564	367	-	367
HPPL[1]	176	-	176	-	-	-
Thermal facilities:
CTG	1,577	500	2,076	1,682	601	2,283
CTLL	3,644	-	3,644	2,582	-	2,582
CTP	155	-	155	152	-	152
CPB	2,054	1	2,056	2,737	2	2,739
CTGEBA[1]	2,211	288	2,499	-	-	-
EcoEnergía[1]	43	1	44	-	-	-
Total	11,131	790	11,921	8,057	604	8,661
Note: All figures have been subject to rounding, so figures shown as totals may not sum.
(1) Considered since the acquisition of Petrobras Argentina on July 27, 2016.

Cost of Sales

Cost of sales increased by 112.6%, to Ps. 2,726 million, for the fiscal year ended December 31, 2016, compared to Ps. 1,282 million for the same period in 2015. The Ps. 1,444 million increase included Ps. 1,079 million related to the Acquisition of Petrobras Argentina for the period from July 27, 2016 through December 31, 2016.

The increase in cost of sales was mainly due to: (i) higher purchases of inventories, energy and gas for Ps. 858 million, (ii) higher costs on salaries, social security charges and benefits to personnel for Ps. 159 million, (iii) higher property, plant and equipment depreciation costs in the amount of Ps. 227 million and (iv) higher maintenance costs for Ps. 92 million for the fiscal year ended December 31, 2016.

The following table shows the main components of our generation segment cost of sales for the specified periods:

	Fiscal Years Ended December 31,
Cost of Sales, in million of Ps. except %	2016		2015
Purchases of inventories, energy and gas	1,164	42.7%	306	23.9%
Salaries, social security charges and benefits to the personnel	521	19.1%	362	28.2%
Property, plant and equipment depreciations	352	12.9%	125	9.8%
Maintenance	220	8.1%	128	10.0%
Consumption of materials	112	4.1%	86	6.7%
Rental and insurance	76	2.8%	77	6.0%
Fees and compensation for services	68	2.5%	51	4.0%
Taxes, rates and contributions	27	1.0%	21	1.6%
Transport of energy	11	0.4%	16	1.2%
Canons and Royalties	29	1.1%	19	1.5%
Intangible assets amortization	21	0.8%	19	1.5%
Accrual of defined benefit plans	39	1.4%	31	2.4%
Other	86	3.2%	41	3.2%
Total	2,726	100%	1,282	100%

Gross Profit

Our generation segment´s gross profit increased by 67.1% to Ps. 1,898 million for the fiscal year ended December 31, 2016, compared to Ps. 1,136 million for the same period in 2015. However, during the fiscal year ended December 31, 2016, our sales gross margin decreased to 41.0% compared to 47.0% recorded for the same period in 2015.

Selling Expenses

Selling expenses from our generation segment increased to Ps. 65 million for the fiscal year ended December 31, 2016, compared to Ps. 24 million for the same period in 2015, mainly due to higher taxes, rates and contributions for Ps. 28 million and higher costs on salaries, social security charges and benefits to the personnel for Ps. 11 million. The Ps. 41 million increase included Ps. 27 million related to the Acquisition of Petrobras Argentina for the period from July 27, 2016 through December 31, 2016.

The following table shows the main components of our generation segment selling expenses for the specified periods:

	Fiscal Years Ended December 31,
Selling Expenses, in million of Ps. except %	2016		2015
Taxes, rates and contributions	38	58.5%	10	41.7%
Salaries, social security charges and benefits to the personnel	19	29.2%	8	33.3%
Doubtful accounts	1	1.5%	3	12.5%
Other	7	10.8%	3	12.5%
Total	65	100%	24	100%

Administrative Expenses

Administrative expenses from our generation segment increased to Ps. 392 million for the fiscal year ended December 31, 2016, from Ps. 262 million for the same period in 2015, mainly due to a Ps. 84 million increase in costs on salaries, social security charges and benefits to the personnel, and a Ps. 34 million increase in fees and compensation for services.

The following table shows the main components of our generation segment administrative expenses for the specified periods:

	Fiscal Years Ended December 31,
Administrative Expenses, in million of Ps. except %	2016		2015
Salaries, social security charges and benefits to the personnel	255	65.1%	171	65.3%
Fees and compensation for services	78	19.9%	44	16.8%
Rental and insurance	16	4.1%	13	5.0%
Property, plant and equipment depreciations	5	1.3%	4	1.5%
Taxes, rates and contributions	1	0.3%	2	0.8%
Other	37	9.4%	28	10.7%
Total	392	100%	262	100%

Other Operating Income and Expenses Net

Other operating income and expenses net from our generation segment decreased by Ps. 61 million, to a Ps. 49 million loss for the fiscal year ended December 31, 2016, compared to a profit of Ps. 12 million for the same period in 2015, which was mainly attributable to the lower income recognition for arbitral proceedings of Ps. 69 million. The following table shows the main components of our generation segment for the specified periods:

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in million of Ps. except %	2016		2015
Tax on bank transactions	(53)	108.2%	(54)	(450.0%)
Provision for contingencies	(10)	20.4%	(2)	(16.7%)
Allowance for uncollectible tax credits	(13)	26.5%	(12)	(100.0%)
Recovery of receivables	8	(16.3%)	1	8.3%
Insurance recovery	20	(40.8%)	-	-
Income recognition for arbitral proceedings	6	(12.2%)	75	625.0%
Other	(7)	14.3%	4	33.3%
Total	(49)	100%	12	100%

Operating Income

Operating income from our generation segment increased by 56.9% to Ps. 1,392 million for the fiscal year ended December 31, 2016, compared to Ps. 887 million for the same period in 2015. In 2016, our generation operating margin decreased to 30.1%, compared to 36.7% for the same period in 2015.

Financial Results, Net

Financial results, net, from our generation segment accounted for a profit of Ps. 78 million for the fiscal year ended December 31, 2016, compared to a loss of Ps. 145 million for the fiscal year 2015, mainly due to: (i) higher income from commercial interest (Ps. 348 million), (ii) higher gains on foreign currency exchange difference, net (Ps. 235 million) and (iii) higher gains on changes in the fair value of financial instrument (Ps. 133 million), which were partially offset by higher financial interest expenses, net (Ps. 478 million). The Ps. 223 million increase included a profit of Ps. 189 million related to the Acquisition of Petrobras Argentina for the period from July 27, 2016 through December 31, 2016.

The following table shows the main components of our generation segment financial results, net, for the specified periods:

	Fiscal Years Ended December 31,
Financial Results, in million of Ps. except %	2016		2015
Financial income
Commercial interest	541	90.2%	193	65.4%
Financial interest	47	7.8%	71	24.1%
Other	12	2.0%	31	10.5%
Subtotal	600	100%	295	100%

Financial cost
Financial interest	(739)	98.5%	(285)	79.6%
Fiscal interest	5	(0.7%)	(49)	13.7%
Other	(16)	2.1%	(24)	6.7%
Subtotal	(750)	100%	(358)	100%

Other financial results
Changes in the fair value of financial instruments	186	81.6%	53	(64.6%)
Foreign currency exchange difference, net	80	35.1%	(155)	189.0%
Discounted value measurement	(42)	(18.4%)	20	(24.4%)
Other financial results	4	1.8%	-	-
Subtotal	228	100%	(82)	100%

Total	78	100%	(145)	100%

Income Tax

Our generation segment recorded an income tax charge of Ps. 317 million for the fiscal year ended December 31, 2016, compared to a charge of Ps. 192 million for the same period in 2015, as a result of the increase in profits of CTLL and CTG in 2016.

Total Profit

Our generation activities recorded a net profit of Ps. 1,153 million for the fiscal year ended December 31, 2016, of which Ps. 1,045 million were attributable to the owners of the Company, compared to a net profit of Ps. 550 million for the same period in 2015, of which Ps. 497 million were attributable to the owners of Pampa.

Distribution of Energy Segment

Revenues

Net sales from our distribution of energy segment increased by 244% to Ps. 13,079 million for the fiscal year ended December 31, 2016, compared to Ps. 3,802 million for the same period in 2015, mainly due to the application of the ME&M Resolutions issued in February 2016, which established a new tariff scheme that increased the revenues of distribution companies including Edenor. Edenor’s electricity sales volume totaled 22,253 GWh in 2016, compared to 22,381 GWh in 2015.

Cost of Sales

Cost of sales for our distribution of energy segment increased by 135.5% to Ps. 12,220 million for the fiscal year ended December 31, 2016, compared to Ps. 5,189 million for the same period in 2015, mainly due to: (i) increases in the cost of the purchases of energy (Ps. 4,038 million) as a result of the application of the ME&M Resolutions issued in February 2016, (ii) an increase in penalties (Ps. 2,117 million) according to the new criteria to calculate penalties established by the ENRE Note 120,151 and (iii) an increase in salaries, social security charges and benefits to the personnel (Ps. 726 million). The following table shows the main components of our electricity distribution segment cost of sales for the specified periods:

	Fiscal Years Ended December 31,
Cost of Sales, in million of Ps. except %	2016		2015
Purchases of energy	6,060	49.6%	2,022	39.0%
Salaries, social security charges and benefits to the personnel	2,586	21.2%	1,860	35.8%
Penalties	2,374	19.4%	257	5.0%
Fees and compensation for services	454	3.7%	463	8.9%
Property, plant and equipment depreciations	297	2.4%	240	4.6%
Consumption of materials	276	2.3%	211	4.1%
Other	173	1.4%	136	2.6%
Total	12,220	100%	5,189	100%

Gross profit

Gross profits from our distribution of energy activities amounted to Ps. 859 million during fiscal year ended December 31, 2016, compared to a loss of Ps. 1,387 million for the same period in 2015, mainly as a consequence of the increase in sales described above.

Selling Expenses

Selling expenses from our distribution of energy segment increased by 94.2% to Ps. 1,618 million for the fiscal year ended December 31, 2016, compared to Ps. 833 million for the same period in 2015, mainly due to: (i) an increase in doubtful accounts charges (Ps. 204 million), (ii) penalties (Ps. 158 million) according to the new criteria to calculate penalties established by the ENRE Note 120,151, (iii) fees and compensation for services (Ps. 140 million) and (iv) costs on salaries, social security charges and benefits to the personnel (Ps. 138 million). The following table shows the main components of our distribution of energy segment selling expenses for the specified periods:

	Fiscal Years Ended December 31,
Selling Expenses, in million of Ps. except %	2016		2015
Fees and compensation for services	469	29.0%	329	39.5%
Salaries, social security charges and benefits to the personnel	438	27.1%	300	36.0%
Penalties	182	11.2%	24	2.9%
Doubtful accounts	228	14.1%	24	2.9%
Communications	129	8.0%	59	7.1%
Taxes, rates and contributions	99	6.1%	49	5.9%
Other	73	4.5%	48	5.8%
Total	1,618	100%	833	100%

Administrative expenses

Administrative expenses from our distribution of energy segment increased by 68% to Ps. 1,171 million for the fiscal year ended December 31, 2016, compared to Ps. 697 million for the same period in 2015, mainly due to the increase in fees and compensation for services (Ps. 181 million) and costs on salaries, social security charges and benefits to the personnel (Ps. 177 million). The following table shows the main components of our distribution of energy segment administrative expenses for the specified periods:

	Fiscal Years Ended December 31,
Administrative Expenses, in million of Ps. except %	2016		2015
Salaries, social security charges and benefits to the personnel	509	43.5%	332	47.6%
Fees and compensation for services	396	33.8%	215	30.8%
Rental	88	7.5%	58	8.3%
Surveillance and security	44	3.8%	24	3.4%
Consumption of materials	35	3.0%	23	3.3%
Advertising and promotion	29	2.5%	-	-
Other	70	6.0%	45	6.5%
Total	1,171	100%	697	100%

Other Operating Income and Expenses, Net

Other operating income and expenses net for the fiscal year ended December 31, 2016 amounted to a net loss of Ps. 374 million, compared to a net loss of Ps. 519 million for the same period in 2015, which was mainly attributable to a decrease in losses from allowance for uncollectible tax credits (Ps. 81 million) and a lower provision for contingencies (Ps. 75 million). The following table shows the details for the specified periods:

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in million of Ps. except %	2016		2015
Provision for contingencies	(151)	40.4%	(226)	43.5%
Tax on bank transactions	(157)	42.0%	(86)	16.6%
Decrease in property, plant and equipment	(40)	10.7%	(4)	0.8%
Voluntary retirements - bonus	(35)	9.4%	(43)	8.3%
Net expense for technical functions	(18)	4.8%	(13)	2.5%
Other expenses FOCEDE	(15)	4.0%	(60)	11.6%
Allowance for uncollectible tax credits	-	-	(81)	15.6%
Services to third parties	62	(16.6%)	54	(10.4%)
Other	(20)	5.3%	(60)	11.6%
Total	(374)	100%	(519)	100%

Operating loss

Operating results from our distribution of energy activities decreased by Ps. 2,817 million to a loss of Ps. 677 million for the fiscal year ended December 31, 2016, compared to a profit of Ps. 2,140 million for the same period in 2015, mainly due to lower profits from Resolution No. 32/15, which was rendered ineffective as from February 1, 2016 (Ps. 4,606 million) and SE Resolution No. 250/13 and subsequent Notes (Ps. 469 million), which were partially offset by the recognition of income from the provisional remedies under CAMMESA Note ME&M No. 2016-04484723 (Ps. 1,126 million).

Financial Results, Net

Financial results net related to our distribution of energy activities represented a loss of Ps. 1,799 million for the fiscal year ended December 31, 2016, 33.2% higher than the loss of Ps. 1,351 million for the same period in 2015, mainly due to higher costs in net commercial interest (Ps. 741 million) due to the increase in accounts payables with CAMMESA and net financial interest (Ps. 229 million), which were partially offset by a decrease in losses from net foreign currency exchanges differences (Ps. 443 million) and higher profits on changes in the fair value of financial instruments (Ps. 76 million). The following table illustrates the main components of financial results from our distribution of energy segment for the periods shown:

	Fiscal Years Ended December 31,
Financial Results, in million of Ps. except %	2016		2015
Financial income
Commercial interest	134	65.0%	46	47.9%
Financial interest	72	35.0%	50	52.1%
Subtotal	206	100%	96	100%

Financial cost
Commercial interest	(1,021)	62.1%	(192)	33.3%
Financial interest	(611)	37.1%	(360)	62.4%
Fiscal interest	(10)	0.6%	(4)	0.7%
Other	(3)	0.2%	(21)	3.6%
Subtotal	(1,645)	100%	(577)	100%

Other financial results
Foreign currency exchange difference, net	(782)	217.2%	(1,225)	140.8%
Changes in the fair value of financial instruments	428	(118.9%)	352	(40.5%)
Other	(6)	1.7%	3	(0.3%)
Subtotal	(360)	100%	(870)	100%

Total	(1,799)	100%	(1,351)	100%

Income Tax

Our distribution of energy operations recorded an income tax benefit of Ps. 753 million in the fiscal year ended December 31, 2016, compared to a Ps. 176 million charge for the same period in 2015 mainly as a result of operating losses in Edenor in 2016.

Total Loss

Our distribution of energy activities recorded a net loss of Ps. 1,723 million for the fiscal year ended December 31, 2016, of which Ps. 1,147 million were attributable to the owners of the Company, compared to a net profit of Ps. 613 million for the same period in 2015, of which Ps. 59 million were attributable to the owners of the Company.

Oil and Gas Segment

Revenues

Net sales from our oil and gas segment amounted to Ps. 8,035 million for the fiscal year ended December 31, 2016, 751.2% higher than the Ps. 944 million recorded for the same period in 2015. The Ps. 7,091 million increase was mainly due to: (i) the inclusion of revenues as a result of the Acquisition and its subsidiary PELSA of Ps. 5,376 million for the period from July 27, 2016 through December 31, 2016, and (ii) increases in sales volumes in Petrolera Pampa primarily as a result of increased in gas production in the Rincón del Mangrullo block (representing a 112% increase compared to fiscal year 2015).

The following table shows oil and gas production for the periods shown:

	Fiscal Years Ended December 31,
	2016	2015
Oil (m3 /d)
Pampa*	2.8	N/A
PEPASA**	0.2	0.0
PELSA*	1.2	N/A
Total	4.2	0.0
Gas (mm3 /d)
Pampa*	5.1	N/A
PEPASA**	2.8	1.5
PELSA*	0.7	N/A
Total	8.6	1.5
GLP (kton/d)
Pampa*	0.0	N/A
PEPASA**	N/A	N/A
PELSA*	0.1	N/A
Total	0.1	0.0

Cost of Sales

Cost of sales from our oil and gas segment in 2016 increased by 760.3% to Ps. 5,678 million for the fiscal year ended December 31, 2016, against Ps. 660 million for the same period in 2015, mainly due to (i) the inclusion of cost of sales from Petrobras Argentina of Ps. 4,101 million for the period from July 27, 2016 to December 31, 2016 as a result of the Acquisition and (ii) an increase in production in the Rincón del Mangrullo Block.

Additionally, this increase was due to (i) higher property, plant and equipment depreciation costs (Ps. 1,819 million), (ii) fees and compensation for services (Ps. 1,145 million), (iii) royalties (Ps. 915 million) and (iv) purchases of inventories and gas (Ps. 655 million). The following table shows the main components of our oil and gas segment cost of sales for the specified periods:

	Fiscal Years Ended December 31,
Cost of Sales, in million of Ps. except %	2016		2015
Property, plant and equipment depreciations	2,094	36.9%	275	41.7%
Royalties	1,035	18.2%	120	18.2%
Fees and compensation for services	1,220	21.5%	75	11.4%
Purchases of inventories and gas	804	14.2%	149	22.6%
Salaries, social security charges and benefits to the personnel	165	2.9%	10	1.5%
Maintenance	138	2.4%	-	-
Rental and insurance	91	1.6%	16	2.4%
Other	131	2.3%	15	2.3%
Total	5,678	100%	660	100%

Gross profit

Our oil and gas segment’s gross profit increased by 729.9% to Ps. 2,357 million for the fiscal year ended December 31, 2016, compared to Ps. 284 million for the same period in 2015. In 2016, our gross margin decreased to 29.3% of total sales, compared to 30.1% for the same period in 2015.

Selling expenses

Our oil and gas segment´s selling expenses increased by 242.2% to Ps. 397 million for the fiscal year ended December 31, 2016, compared to Ps. 116 million for the same period in 2015, mainly due to higher taxes, rates and contributions (Ps. 150 million) and increase in the accrual of costs under compensation agreements for the benefit of certain officers of Petrolera Pampa (Ps. 83 million). The Ps. 281 million increase in selling expenses included Ps. 143 million related to the Acquisition for the period from July 27, 2016 through  December 31, 2016.

The following table shows the main components of our oil and gas segment’s selling expenses for the specified periods.

	Fiscal Years Ended December 31,
Selling Expenses, in million of Ps. except %	2016		2015
Taxes, rates and contributions	186	46.9%	36	31.0%
Compensation agreements	157	39.5%	74	63.8%
Salaries, social security charges and benefits to the personnel	19	4.8%	3	2.6%
Other	35	8.8%	3	2.6%
Total	397	100%	116	100%

Administrative expenses

Administrative expenses increased to Ps. 657 million for the fiscal year ended December 31, 2016, compared to Ps. 150 million for the same period in 2015, mainly due to the increase in costs on salaries, social security charges and benefits to the personnel (Ps. 307 million) and increase in the accrual of costs under compensation agreements for the benefit of certain officers of Petrolera Pampa (Ps. 113 million). The Ps. 507 million increase in administrative expenses included Ps. 366 million related to the Acquisition for the period from July 27, 2016 through December 31, 2016.

The following table illustrates the main components of administrative expenses from our oil and gas segment for the periods shown:

	Fiscal Years Ended December 31,
Administrative Expenses, in million of Ps. except %	2016		2015
Salaries, social security charges and benefits to the personnel	328	49.9%	21	14.0%
Compensation agreements	214	32.6%	101	67.3%
Fees and compensation for services	75	11.4%	20	13.3%
Other	40	6.1%	8	5.3%
Total	657	100%	150	100%

Exploration expenses

During the fiscal year ended December 31, 2016, exploration expenses amounted to Ps. 135 million, compared to Ps. 3 million in the fiscal year ended December 31, 2015, mainly due to higher abandoned and unproductive wells charges (Ps. 108 million), mostly as a result of the Acquisition (Ps. 101 million).

	Fiscal Years Ended December 31,
Expoloration expenses, in million of Ps. excepto %	2016		2015
Decrease in abandoned and unproductive wells	111	82.2%	3	100.0%
Geological and geophysical expenses	24	17.8%	-	-
Total	135	100%	3	100%

Other operating income and expenses net

Other operating income and expenses net increased by 37.2% million, to a profit of Ps. 645 million for the fiscal year ended December 31, 2016, compared to Ps. 470 million for the same period in 2015, mainly as a result of the increase in the surplus gas injection compensation (Ps. 1,715 million) due to the new investments made under the agreement with YPF and the Acquisition. This profit was partially offset by higher extraordinary canon expenses (Ps. 388 million) the effect of the remeasurement of the onerous contract related to the revision of the assumptions used for the calculation based on the progress in the contractual renegotiations in Ecuador (Ps. 372 million), intersegment losses based on the estimates made by the management in accordance to different market projections and occurrence probability related to the Producers and Refiners Agreement for the stability of crude oil prices (Ps. 365 million) and the recognition of losses for the cease of operations in the Medanito area (Ps. 213 million). Additionally, the Ps. 175 million increase included Ps. 421 million related to the Acquisition for the period from July 27, 2016 through December 31, 2016.

The following table shows the main components of our oil and gas segment for the specified periods:

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in million of Ps. except %	2016		2015
Surplus Gas Injection Compensation	2,262	350.7%	547	116.4%
Tax on bank transactions	(92)	(14.3%)	(33)	(7.0%)
Compensation agreements	(109)	(16.9%)	(48)	(10.2%)
Environmental remediation	(81)	(12.6%)	-	-
Profit for property, plant and equipment sale	93	14.4%	-	-
Cease of operations in Medanito	(213)	(33.0%)	-	-
Extraordinary Canon	(388)	(60.2%)	-	-
Onerous contract (Ship or pay)	(372)	(57.7%)	-	-
Producers and Refiners Agreement for the stability of crude oil prices	(365)	(56.6%)	-	-
Other	(90)	(14.0%)	4	0.9%
Total	645	100%	470	100%

Operating income

Oil and gas segment operating income increased by Ps. 1,339 million, to Ps. 1,824 million in the fiscal year ended December 31, 2016, compared to Ps. 485 million for the same period in 2015. In 2016, our operating margin decreased to 22.7% of total sales, compared to 51.4% for the same period in 2015.

Financial Results, Net

Financial results net from our oil and gas activities represented a loss of Ps. 620 million for the fiscal year ended December 31, 2016, compared to a Ps. 31 million profit for the same period in 2015, mainly due to: (i) higher net financial interest expenses (Ps. 269 million), (ii) higher losses on net foreign currency exchange difference (Ps. 313 million), and (iii) lower profits from changes in the fair value of financial instruments (Ps. 59 million). The Ps. 651 million decrease included a profit of Ps. 134 million related to the Acquisition for the period from July 27, 2016 through December 31, 2016.

The following table illustrates the main components of financial results from our oil and gas segment for the periods shown:

	Fiscal Years Ended December 31,
Financial Results, in million of Ps. except %	2016		2015
Financial income
Financial interest	61	43.3%	1	100.0%
Other interest	80	56.7%	-	-
Subtotal	141	100%	1	100%

Financial cost
Financial interest	(711)	96.1%	(382)	98.2%
Other financial expenses	(29)	3.9%	(7)	1.8%
Subtotal	(740)	100%	(389)	100%

Other financial results
Foreign currency exchange difference, net	(132)	628.6%	181	43.2%
Asset retirement obligation	(54)	257.1%	(19)	(4.5%)
Changes in the fair value of financial instruments	198	(942.9%)	257	61.3%
Discounted value measurement	(28)	133.3%	-	-
Other financial results	(5)	23.8%	-	-
Subtotal	(21)	100%	419	100%

Total	(620)	100%	31	100%

Income tax

Our oil and gas segment recorded an income tax charge of Ps. 329 million for the fiscal year ended December 31, 2016, compared to a charge of Ps. 164 million for the same period in 2015 mainly as a result of the increase in profits of Petrolera Pampa in 2016.

Total profit

Our oil and gas segment recorded a total profit of Ps. 875 million for the fiscal year ended December 31, 2016, of which Ps. 627 million were attributable to the Company’s owners, compared to a profit of Ps. 352 million for the same period in 2015, of which Ps. 175 million were attributable to the Company’s owners.

Refining and Distribution Segment

Revenues

Net sales from our refining and distribution segment for the period from July 27, 2016 through December 31, 2016 totaled to Ps. 6,550 million. The following table shows the volumes sold in the refining and distribution segment for the period from July 27, 2016 through December 31, 2016.

Selling Volume in thousands of m3	2016
Crude Oil	7.2
Diesel Oil	375.6
Gasolines	225.2
Fuel Oil, IFOs & Asphalts	131.3
Other distillates	72.6
Total	811.8

Note: Considered since the Acquisition of Petrobras Argentina on July 27, 2016.

Cost of sales

Cost of sales amounted to Ps. 5,973 million for the period from July 27, 2016 through December 31, 2016, mainly due to purchases of inventory (Ps. 5,563 million) and costs on salaries, social security charges and benefits to the personnel (Ps. 215 million). The following table shows the main components of our refining and distribution segment cost of sales for the period from July 27, 2016 through December 31, 2016:

	2016
Cost of Sales, in million of Ps. except %	$	%
Purchases of inventories	5,563	93.1%
Salaries, social security charges and benefits to the personnel	215	3.6%
Fees and compensation for services	57	1.0%
Property, plant and equipment depreciations	43	0.7%
Maintenance	34	0.6%
Other	61	1.0%
Total	5,973	100%

Gross profit

Gross profits from our refining and distribution segment amounted to Ps. 577 million for the period from July 27, 2016 through December 31, 2016. In 2016, the gross margin represented 8.8% of total sales.

Selling expenses

Our refining and distribution segment´s selling expenses amounted to Ps. 757 million for the period from July 27, 2016 through December 31, 2016, mainly on account of: (i) transport charges (Ps. 210 million), (ii) costs on salaries, social security charges and benefits to the personnel (Ps. 214 million), (iii) taxes, rates and contributions (Ps. 128 million), (iv) maintenance charges (Ps. 52 million) and (v) depreciation of property, plant and equipment (Ps. 44 million). The following table shows the main components of our refining and distribution segment selling expenses for the period from July 27, 2016 through December 31, 2016:

	2016
Selling Expenses, in million of Ps. except %	$	%
Transport	210	27.7%
Salaries, social security charges and benefits to the personnel	214	28.3%
Taxes, rates and contributions	128	16.9%
Maintenance	52	6.9%
Property, plant and equipment depreciations	44	5.8%
Fees and compensation for services	34	4.5%
Rental and insurance	19	2.5%
Other	56	7.4%
Total	757	100%

Administrative expenses

Administrative expenses amounted to Ps. 23 million for the period from July 27, 2016 through December 31, 2016, mainly due to costs on salaries, social security charges and benefits to the personnel (Ps. 21 million). The following table shows the main components of our refining and distribution segment administrative expenses for the period from July 27, 2016 through December 31, 2016:

	2016
Administrative Expenses, in million of Ps. except %	$	%
Salaries, social security charges and benefits to the personnel	21	91.3%
Other	2	8.7%
Total	23	100%

Other operating income and expenses net

Other operating income and expenses net recorded a profit of Ps. 361 million for the period from July 27, 2016 through December 31, 2016, mainly as a result of intersegment gains based on the estimates made by the management in accordance to different market projections and occurrence probability related to the Producers and Refiners Agreement for the stability of crude oil prices (Ps. 365 million). The following table shows the main components of our refining and distribution segment other net operating income and expenses for the period from July 27, 2016 through December 31, 2016:

	2016
Other Op. Income & Expenses, in million of Ps. except %	$	%
Recovery of expenses	19	5.3%
Tax on bank transactions	(9)	(2.5%)
Provision for contingencies	(23)	(6.4%)
Loss for property, plant and equipment sale	(45)	(12.5%)
Producers and Refiners Agreement for the stability of crude oil prices	365	101.1%
Other	54	15.0%
Total	361	100%

Operating income

Operating income from our refining and distribution segment amounted to Ps. 157 million for the period from July 27, 2016 through December 31, 2016. In 2016, the operating margin represented 2.4% of total sales.

Financial Results, Net

Financial results net from our refining and distribution activities represented a Ps. 43 million loss for the period from July 27, 2016 through December 31, 2016, which was mainly attributable to losses on net foreign currency exchange differences (Ps. 37 million). The following table illustrates the main components of financial and holding results from our refining and distribution segment for the period from July 27, 2016 through December 31, 2016:

	2016
Financial Results, in million of Ps. except %	$	%
Financial income
Commercial interest	4	66.7%
Financial interest	2	33.3%
Subtotal	6	100%

Financial cost
Commercial interest	(3)	33.3%
Other financial expenses	(6)	66.7%
Subtotal	(9)	100%

Other financial results
Changes in the fair value of financial instruments	4	(10.0%)
Foreign currency exchange difference, net	(37)	92.5%
Other financial results	(7)	17.5%
Subtotal	(40)	100%
Total	(43)	100%

Income tax

Our refining and distribution activities recorded an income tax charge of Ps. 8 million for the period from July 27, 2016 through December 31, 2016.

Total profit

Our refining and distribution activities recorded a net profit of Ps. 106 million for the period from July 27, 2016 through December 31, 2016, all of which were attributable to the owners of the Company.

Petrochemicals Segment

Revenues

Net sales from our petrochemicals segment amounted to Ps. 2,507 million for the period from July 27, 2016 through December 31, 2016.

The following table shows sales volumes in the petrochemicals segment for the period from July 27, 2016 through December 31, 2016:

Selling Volume in thousands of ton	2016
Styrene & Polystyrene	57.1
SBR	10.6
Others	137.0
Total	204.8
Note: Considered since the acquisition of Petrobras Argentina on July 27, 2016

Cost of sales

Cost of sales amounted to Ps. 2,207 million for the period from July 27, 2016 through December 31, 2016, mainly due to purchases of inventories (Ps. 1,680 million) and costs on salaries, social security charges and benefits to the personnel (Ps. 346 million).

The following table shows the main components of our petrochemicals segment cost of sales for the period from July 27, 2016 through December 31, 2016:

	2016
Cost of Sales, in millions of Ps. except %	$	%
Purchases of inventories	1,680	76.1%
Salaries, social security charges and benefits to the personnel	346	15.7%
Property, plant and equipment depreciations	35	1.6%
Fees and compensation for services	33	1.5%
Maintenance	47	2.1%
Other	66	3.0%
Total	2,207	100%

Gross profit

Gross profits from our petrochemicals segment amounted to Ps. 300 million for the period from July 27, 2016 through December 31, 2016. In 2016, the gross margin represented 12.0% of total sales.

Selling expenses

Our selling expenses from our petrochemicals segment amounted to Ps. 110 million for the period from July 27, 2016 through December 31, 2016, mainly attributable to: (i) account of taxes, rates and contributions (Ps. 55 million), (ii) transport charges (Ps. 27 million), and (iii) fees and compensation for services (Ps. 20 million). The following table shows the main components of our petrochemicals segment’s selling expenses for the period from July 27, 2016 through December 31, 2016:

	2016
Selling Expenses, in millions of Ps. except %	$	%
Taxes, rates and contributions	55	50.0%
Transport	27	24.5%
Salaries, social security charges and benefits to the personnel	7	6.4%
Fees and compensation for services	20	18.2%
Other	1	0.9%
Total	110	100%

Administrative expenses

Administrative expenses amounted to Ps. 15 million for the period from July 27, 2016 through December 31, 2016, mainly due to costs on salaries, social security charges and benefits to the personnel (Ps. 13 million). The following table shows the main components of our petrochemicals segment administrative expenses for the period from July 27, 2016 through December 31, 2016:

	2016
Administrative Expenses, in millions of Ps. except %	$	%
Salaries, social security charges and benefits to the personnel	13	86.7%
Other	2	13.3%
Total	15	100%

Other operating income and expenses net

Other operating income and expenses net recorded a loss of Ps. 263 million for the period from July 27, 2016 through December 31, 2016, mainly attributable to the provision for contingencies (Ps. 167 million) and idle capacity charges (Ps. 85 million). The following table shows the main components of our petrochemicals segment for the period from July 27, 2016 through December 31, 2016:

	2016
Other Op. Income & Expenses, in millions of Ps. except %	$	%
Provision for contingencies	(167)	63.5%
Idle capacity	(85)	32.3%
Other	(11)	4.2%
Total	(263)	100%

Operating loss

Operating loss from our petrochemicals segment amounted to Ps. 88 million for the period from July 27, 2016 through December 31, 2016. The operating losses/total sales ratio amounted to 3.5% during fiscal year 2016.

Financial Results, Net

Financial results net from our petrochemicals activities represented a Ps. 1 million loss for the period from July 27, 2016 through December 31, 2016. The following table illustrates the main components of financial and holding results from our petrochemicals segment for the period from July 27, 2016 through December 31, 2016:

	2016
Financial Results, in million of Ps. except %	$	%
Ingresos financieros
Commercial interest	2	100.0%
Subtotal	2	100%

Otros resultados financieros
Foreign currency exchange difference, net	(6)	200.0%
Discounted value measurement	3	(100.0%)
Subtotal	(3)	100%
Total	(1)	100%

Income tax

Our petrochemicals activities have not recorded income tax charges for the period from July 27, 2016 through December 31, 2016.

Total loss

Our petrochemicals activities recorded a net loss of Ps. 89 million for the period from July 27, 2016 through December 31, 2016, all of which were attributable to the owners of the Company.

Holding and Other Business Segment

Revenues

Net sales from our holding and other business segment amounted to Ps. 80 million for the fiscal year ended December 31, 2016, 48.1% higher than the Ps. 54 million recorded for the same period in 2015. These sales mostly correspond to fees collected from associated companies.

Cost of sales

The cost of sales of the holding and other business segment suffered no variations, remaining stable at Ps. 3 million for both fiscal years ended December 31, 2016 and 2015. The following table shows the main components of our holding and other business segment’s cost of sales for the specified periods:

	Fiscal Years Ended December 31,
Cost of Sales, in million of Ps. except %	2016		2015
Salaries, social security charges and benefits to the personnel	2	66.7%	1	33.3%
Purchases of inventories	1	33.3%	1	33.3%
Other	-	-	1	33.3%
Total	3	100%	3	100%

Gross profit

Gross profit from our holding and other business segment amounted to Ps. 77 million for the fiscal year ended December 31, 2016, 51% higher than the Ps. 51 million recorded for the same period in 2015. In 2016, our gross margin reached 96.3% of total sales, higher than the 94.4% recorded for the same period in 2015.

Selling expenses

Our selling expenses from our holding and other business segment amounted to Ps. 5 million attributable to taxes, rates and contributions during the fiscal year ended December 31, 2016, mainly due to the Acquisition for the period from July 27, 2016 through December 31, 2016.

	Fiscal Years Ended December 31,
Selling expenses, en million of Ps. except %	2016		2015
Taxes, rates and contributions	5	100.0%	-	-
Total	5	100%	-	0%

Administrative expenses

Administrative expenses increased by 1,029.7%, to Ps. 1,446 million, for the fiscal year ended December 31, 2016, compared to Ps. 128 million for the same period in 2015. The Ps. 1,318 million increase included Ps. 660 million related to the Acquisition for the period from July 27, 2016 through December 31, 2016.

This increase was principally due to (i) a Ps. 677 million increase in fees and compensation for services mainly incurred in connection with the Acquisition and (ii) a Ps. 474 million increase in costs on salaries, social security and benefits to the personnel.

The following table illustrates the main components of administrative expenses from our holding and other business segment for the periods shown:

	Fiscal Years Ended December 31,
Administrative Expenses, in million of Ps. except %	2016		2015
Fees and compensation for services	708	49.0%	31	24.2%
Salaries, social security charges and benefits to the personnel	493	34.1%	19	14.8%
Compensation agreements	1	0.1%	-	-
Directors' and Syndicates' fees	49	3.4%	31	24.2%
Taxes, rates and contributions	21	1.5%	32	25.0%
Accrual of defined benefit plans	64	4.4%	-	-
Maintenance	27	1.9%	1	0.8%
Other	83	5.7%	14	10.9%
Total	1,446	100%	128	100%

Other operating income and expenses net

Other operating income and expenses net from our holding and other business segment registered a profit of Ps. 278 million during fiscal year 2016, Ps. 69 million higher than the Ps. 209 million recorded in 2015, mainly due to the inclusion of Ps. 310 million of other net operating income and expenses, as a result of the acquisition of Petrobras Argentina for the period from July 27, 2016 through December 31, 2016, mainly as a result of the effect of the remeasurement of the onerous contract related to the revision of the assumptions used for the calculation based on the progress in the contractual renegotiations in Ecuador (Ps. 522 million).

The following table shows the main components in both periods:

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in million of Ps. except %	2016		2015
Gain from cancellation of TGS Loan	-	-	215	102.9%
Provision for contingencies	(26)	(9.4%)	-	-
Tax on bank transactions	(196)	(70.5%)	(3)	(1.4%)
Allowance for uncollectible credits	(9)	(3.2%)	(3)	(1.4%)
Recovery of expenses	31	11.2%	2	1.0%
Onerous contract (Ship or pay)	522	187.8%	-	-
Other	(44)	(15.8%)	(2)	(1.0%)
Total	278	100%	209	100%

Operating loss

Operating loss of our holding and other business segment amounted to Ps. 514 million for the fiscal year ended December 31, 2016, compared to the operating profit of Ps. 131 million for the same period in 2015 mainly due to a Ps. 1,318 million increase in administrative expenses as a result of (i) the inclusion of administrative expenses from Petrobras Argentina of Ps. 660 million for the period from July 27, 2016 through December 31, 2016 following the Acquisition, (ii) expenses incurred in the acquisition of Petrobras Argentina and (iii) a Ps. 96 million increase in loss in joint ventures. These increases were partially offset by a Ps. 480 million gain from the sale of our indirect interest in TGS.

Financial Results, Net

Financial results net from our holding and other business activities represented losses for Ps. 1,180 million during the fiscal year ended December 31, 2016 compared to profits for Ps. 2,258 million for fiscal year 2015, which were mainly attributable to: (i) lower profits from the change in the fair value of financial instruments (Ps. 1,293 million), (ii) higher net financial interest expenses (Ps. 1,123 million) and (iii) higher losses on net foreign exchange difference (Ps. 923 million).

The following table illustrates the main components of financial and holding results from our holding and other business segment for the periods shown:

	Fiscal Years Ended December 31,
Financial Results, in million of Ps. except %	2016		2015
Finance income
Financial interest	79	75.2%	26	100.0%
Other interest	26	24.8%	-	-
Subtotal	105	100%	26	100%

Finance expenses
Financial interest	(1,173)	88.9%	3	(15.0%)
Fiscal interest	(69)	5.2%	(22)	110.0%
Other	(78)	5.9%	(1)	5.0%
Subtotal	(1,320)	100%	(20)	100%

Other financial results
Changes in the fair value of financial instruments	342	977.1%	1,635	72.6%
Foreign currency exchange difference, net	(316)	(902.9%)	607	27.0%
Result from repurchase of Corporate Bonds	-	-	10	0.4%
Other financial results	9	25.7%	-	-
Subtotal	35	100%	2,252	100%

Total	(1,180)	100%	2,258	100%

Income tax

Our holding and other business segment recorded an income tax benefit of Ps. 999 million for the fiscal year ended December 31, 2016, compared to a charge of Ps. 55 million for the same period of 2015, mainly as a result of the recognition of deferred income tax gains related to losses carry forwards and borrowings after the Acquisition and the Merger, partially offset by current tax expenses related to profits as a result of the Acquisition from July, 27, 2016 that are not allocated between the operating segments.

Total loss

Our holding and other business segment registered a net loss of Ps. 695 million for the fiscal year ended December 31, 2016, of which Ps. 674 million were attributable to the Company’s owners, compared to a net profit of Ps. 2,334 million recorded in the same period of 2015 all of which were attributable to the owners of the Company.

Year ended December 31, 2015 compared to year ended December 31, 2014

Generation Segment

Revenue

Generation net sales increased by 11.3% to Ps. 2,418 million for the fiscal year ended December 31, 2015, from Ps. 2,172 million for the same period in 2014. The rise of Ps. 246 million in electricity generation net sales was mainly due to an increase in the average electricity selling prices calculated for the segment (Ps. 279 per MWh for the fiscal year ended December 31, 2015, compared to Ps. 225 per MWh for the same period in 2014, which represents a sales increase of Ps. 529 million), which increase was partially offset by a decrease in the volume of electricity sold by the segment (8,661 GWh for the fiscal year ended December 31, 2015, compared to 9,802 GWh for the same period in 2014, which represents a Ps. 319 million decrease in sales).

Average generation selling prices in this segment reflects the impact of the pricing scheme update set out in SE Resolution No. 95/2013 as amended by SE Resolution No. 482/2015, which was implemented in July 2015 and became effective as of February 2015, as well as the effect of changes in the exchange rate which impacted Energía Plus and SE Resolution No. 220/2007 agreements. Moreover, the decrease in electricity sales (in GWh) was mainly due to scheduled overhauls in Loma de la Lata and CPB, which were partly offset by a higher dispatch at CTG and CTP. In our hydroelectric power units, as a result of the lower water flow and input levels in the area, the joint sales in 2015 were 5 GWh lower than in 2014.The following table shows net electricity sales (in GWh) for power generation plants:

	Fiscal Years Ended December 31,
In GWh	2015			2014
	Net generation	Purchases	Total sales	Net generation	Purchases	Total sales
Hydroelectric facilities:
HINISA	538	1	539	516	33	549
HIDISA	367	-	367	322	29	351
Thermal facilities:
CTG	1,682	601	2,283	1,528	596	2,124
CTLL	2,582	-	2,582	3,421	81	3,502
CTP	152	-	152	131	-	131
CPB	2,737	2	2,739	3,090	55	3,144
Total	8,057	604	8,661	9,008	794	9,802
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Cost of sales

Generation cost of sales increased by 19.5%, to Ps. 1,282 million for the fiscal year ended December 31, 2015, from Ps. 1,073 million for the same period in 2014, mainly due to: (i) higher costs on salaries, social security charges and benefits to personnel (Ps. 91 million), (ii) higher materials consumption and maintenance costs (Ps. 84 million), and (iii) higher rentals, insurance, fees and compensation for services charges (Ps. 57 million). These higher costs were partially offset with lower inventory, electricity and gas purchases (Ps. 47 million), since MAT contracts are managed by CAMMESA as from the implementation of SE Resolution No. 95/2013.

The following table shows the main components of our generation segment cost of sales for the specified periods:

	Fiscal Years Ended December 31,
Cost of Sales, in million of Ps. except %	2015		2014
Purchases of inventories, energy and gas	306	23.9%	353	32.9%
Salaries, social security charges and benefits to the personnel	362	25.2%	271	25.3%
Property, plant and equipment depreciations	125	9.8%	109	10.2%
Maintenance	128	10.0%	85	7.9%
Consumption of materials	86	6.7%	45	4.2%
Rental and insurance	77	6.0%	48	4.5%
Fees and compensation for services	51	4.0%	23	2.1%
Taxes, rates and contributions	21	1.6%	14	1.3%
Transport of energy	16	1.2%	28	2.6%
Canons and Royalties	19	1.5%	18	1.7%
Intangible assets amortization	19	1.5%	19	1.8%
Accrual of defined benefit plans	31	2.4%	21	2.0%
Other	41	3.2%	39	3.6%
Total	1,282	100%	1,073	100%

Gross profit

Our generation segment’s gross profit increased by 3.4% to Ps. 1,136 million for the fiscal year ended December 31, 2015, compared to Ps. 1,099 million for the same period in 2014.

Selling expenses

Selling expenses from our generation segment increased to Ps. 24 million for the fiscal year ended December 31, 2015, compared to Ps. 18 million for the same period in 2014, mainly due to a Ps. 4 million increase in costs on salaries, social security charges and benefits to personnel. The following table shows the main components of our generation segment selling expenses for the specified periods:

	Fiscal Years Ended December 31,
Selling Expenses, in million of Ps. except %	2015		2014
Taxes, rates and contributions	10	41.7%	9	50.0%
Salaries, social security charges and benefits to the personnel	8	33.3%	4	22.2%
Doubtful accounts	3	12.5%	4	22.2%
Other	3	12.5%	1	5.6%
Total	24	100.0%	18	100.0%

Administrative expenses

Generation administrative expenses increased to Ps. 262 million for the fiscal year ended December 31, 2015 from Ps. 200 million for the same period in 2014, mainly due to an increase in costs on salaries, social security charges and benefits to personnel for Ps. 65 million. The following table shows the main components of our electricity generation segment administrative expenses for the specified periods:

	Fiscal Years Ended December 31,
Administrative Expenses, in million of Ps. except %	2015		2014
Salaries, social security charges and benefits to the personnel	171	65.3%	106	53.0%
Fees and compensation for services	44	16.8%	50	25.0%
Rental and insurance	13	5.0%	12	6.0%
Property, plant and equipment depreciations	4	1.5%	6	3.0%
Taxes, rates and contributions	2	0.8%	5	2.5%
Other	28	10.7%	21	10.5%
Total	262	100%	200	100%

Other operating income and expenses net

Other generation operating income and expenses, net decreased by 69.2%, to a profit of Ps. 12 million for the fiscal year ended December 31, 2015, compared to Ps. 39 million for the same period in 2014. This decrease was mainly as a result of the recovery of receivables and tax on gross income for Ps. 86 million during 2014 and higher tax on bank transaction expenses for Ps. 23 million in 2015, partially offset by the income recognition for arbitral proceedings during 2015 that amounted to Ps. 75 million in connection with compensation received by Loma de la Lata. The following table shows the main components of our electricity generation segment other operating income and expenses for the specified periods:

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in million of Ps. except %	2015		2014
Income recognition for arbitral proceedings	75	625.0%	-	-
Tax on bank transactions	(54)	(450.0%)	(31)	(79.5%)
Allowance for uncollectible tax credits	(12)	(100.0%)	(4)	(10.3%)
Recovery of receivables	1	8.3%	49	125.6%
Recovery of penalties	7	58.3%	-	-
Provision for contingencies	(2)	(16.7%)	(20)	(51.3%)
Insurance recovery	-	-	6	15.4%
Recovery of tax on gross income	-	-	38	97.4%
Other operating costs for contract termination	-	-	(11)	(28.2%)
Other	(3)	(25.0%)	12	30.8%
Total	12	100%	39	100%

Operating income

Generation operating income decreased by 12% to Ps. 887 million for the fiscal year ended December 31, 2015, compared to Ps. 1,008 million for the same period in 2014. Operating profit further reflects the reversal of an impairment in property, plant and equipment by Ps. 25.3 million and Ps. 88.4 million on December 31, 2015 and 2014, respectively.

Financial Results, Net

Generation financial results, net accounted for a loss of Ps. 145 million for the fiscal year ended December 31, 2015, compared to a loss of Ps. 151 million for the same period in 2014, mainly due to lower losses on net foreign currency exchange difference (Ps. 263 million), partially offset by lower gains on discounted value measurement related to adjustments to present value of CAMMESA’s consolidated credits (Ps. 196 million) and lower gains for changes in the fair value of financial instruments (Ps. 63 million) . The following table shows the main components of our generation segment financial results for the specified periods:

	Fiscal Years Ended December 31,
Financial Results, in million of Ps. except %	2015		2014
Financial income
Commercial interest	193	65.4%	179	74.3%
Financial interest	71	24.1%	62	25.7%
Arbitral proceedings interest	31	10.5%	-	-
Subtotal	295	100%	241	100%

Financial cost
Financial interest	(285)	79.6%	(223)	71.9%
Fiscal interest	(49)	13.7%	(32)	10.3%
Others	(24)	6.7%	(55)	17.7%
Subtotal	(358)	100.0%	(310)	100.0%

Other financial results
Foreign currency exchange difference, net	(155)	189.0%	(418)	509.8%
Changes in the fair value of financial instruments	53	(64.6%)	116	(141.5%)
Discounted value measurement	20	(24.4%)	216	(263.4%)
Other financial results	-	-	4	(4.9%)
Subtotal	(82)	100%	(82)	100%

Total	(145)	100%	(151)	100%

Income tax

Our electricity generation segment recorded an income tax charge of Ps. 192 million for the fiscal year ended December 31, 2015, compared to a charge of Ps. 224 million for the same period in 2014.

Total profit

Our electricity generation segment recorded a net profit of Ps. 550 million for the fiscal year ended December 31, 2015, of which Ps. 497 million were attributable to the owners of the Company, compared to a net profit of Ps. 633 million recorded in the same period in 2014, of which Ps. 529 million were attributable to the owners of the Company.

Distribution of Energy Segment

Revenues

Net sales from our distribution of energy activities increased by 5.7% to Ps. 3,802 million in the fiscal year ended December 31, 2015, compared to Ps. 3,598 million for the same period in 2014, mainly due to charges collected from Edenor’s customers to be allocated to the FOCEDE fund, implemented under Resolution No. 347/2012. Edenor’s electricity sales volume between 2014 and 2015 increased by 1,089 GWh to 22,381 GWh in 2015, compared to 21,292 GWh in 2014.

Cost of sales

The cost of sales increased by 10.0% to Ps. 5,189 million in the fiscal year ended December 31, 2015, compared to Ps. 4,716 million for the same period in 2014, mainly due to an increase in costs on salaries, social security charges and benefits to the personnel (Ps. 487 million) as a result of an increase in the number of employees and employee compensation and higher energy purchases (Ps. 144 million) due to the increase in the volume of electricity sales, which were partly offset by a decrease in fees and compensation for services (Ps. 251 million). The following table shows the main components of our distribution of energy segment cost of sales for the specified periods:

	Fiscal Years Ended December 31,
Cost of Sales, in million of Ps. except %	2015		2014
Purchases of energy	2,022	39.0%	1,878	39.8%
Salaries, social security charges and benefits to the personnel	1,860	35.8%	1,373	29.1%
Fees and compensation for services	463	8.9%	714	15.1%
Penalties	257	5.0%	234	5.0%
Property, plant and equipment depreciations	240	4.6%	212	4.5%
Material consumption	211	4.1%	206	4.4%
Others	136	2.6%	99	2.1%
Total	5,189	100%	4,716	100%

Gross loss

Gross loss from our distribution of energy activities increased to Ps. 1,387 million in the fiscal year ended December 31, 2015, compared to a loss of Ps. 1,118 million for the same period in 2014, mainly due to the increase in the cost of sales, increase that was not offset by a revenue increase.

Selling expenses

Selling expenses increased by 26.4% to Ps. 833 million in the fiscal year ended December 31, 2015, compared to Ps. 659 million for the same period in 2014, mainly due to increases in fees and compensation for services charges (Ps. 65 million), costs increases on salaries, social security charges and benefits to the personnel for (Ps. 51 million) resulting from granted wage increases and communication expenses increases (Ps. 20 million). The following table shows the main components of our distribution of energy segment selling expenses for the specified periods:

	Fiscal Years Ended December 31,
Selling Expenses, in million of Ps. except %	2015		2014
Fees and compensation for services	329	39.5%	264	40.1%
Salaries, social security charges and benefits to the personnel	300	36.0%	249	37.8%
Communications	59	7.1%	39	5.9%
Taxes, rates and contributions	49	5.9%	42	6.4%
Penalties	24	2.9%	18	2.7%
Doubtful accounts	24	2.9%	22	3.3%
Others	48	5.8%	25	3.8%
Total	833	100%	659	100%

Administrative expenses

Administrative expenses from our distribution of energy segment increased by 39.1% to Ps. 697 million for the fiscal year ended December 31, 2015, compared to Ps. 501 million for the same period in 2014, mainly due to cost increases on salaries, social security charges and benefits to the personnel (Ps. 86 million) resulting from wage increases and increases in fees and compensation for services (Ps. 57 million). The following table shows the main components of our distribution of energy segment administrative expenses for the specified periods:

	Fiscal Years Ended December 31,
Administrative Expenses, in million of Ps. except %	2015		2014
Salaries, social security charges and benefits to the personnel	332	47.6%	246	49.1%
Fees and compensation for services	215	30.8%	158	31.5%
Rental and insurance	58	8.3%	35	7.0%
Surveillance and security	24	3.4%	15	3.0%
Others	68	9.8%	47	9.4%
Total	697	100%	501	100%

Other operating income and expenses net

Other operating income and expenses, net for the fiscal year ended December 31, 2015 amounted to a net loss of Ps. 519 million, compared to a loss of Ps. 275 million for the same period in 2014, which was mainly due to higher losses from provisions for contingencies (Ps. 151 million) and the recognition in 2015 of losses for allowance for uncollectible tax credits (Ps. 81 million). The following table shows the main components of our distribution of energy segment other operating income and expenses net for the specified periods:

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in million of Ps. except %	2015		2014
Provision for contingencies	(226)	43.5%	(75)	27.3%
Tax on bank transactions	(86)	16.6%	(65)	23.6%
Allowance for uncollectible tax credits	(81)	15.6%	-	-
Other expenses FOCEDE	(60)	11.6%	(98)	35.6%
Services to third parties	54	(10.4%)	33	(12.0%)
Voluntary retirements - bonus	(43)	8.3%	(25)	9.1%
Net expense for technical functions	(13)	2.5%	(16)	5.8%
Others	(64)	12.3%	(29)	10.5%
Total	(519)	100%	(275)	100%

Operating income

Operating income from our distribution of energy activities increased by Ps. 2,421 million to a profit of Ps. 2,140 million for the fiscal year ended December 31, 2015, compared to a loss of Ps. 281 million for the same period in 2014, mainly due to the fact that the implementation of SE Resolution No. 32/15 exceeded operating costs. Under this resolution there was a recognition of income for Ps. 5,576.6 million compared to Ps. 2,271.9 million for the same period in 2014, which were recognized under SE Resolution No. 250/13 and subsequent Notes. Excluding such effect, operating income from our distribution of energy segment would account for a loss of Ps. 3,436 million and Ps. 2,553 million for fiscal years 2015 and 2014, respectively.

Financial Results, Net

Financial results net related to our distribution of energy activities represented a loss of Ps. 1,351 million for the fiscal year ended December 31, 2015, a 37.6% higher the loss compared to Ps. 982 million loss for the same period of 2014, primarily due to higher losses in foreign exchange difference as a result of the appreciation of the U.S. Dollar on the outstanding debt incurred in that currency (Ps. 577 million), higher losses in net financial interest, including a decrease in gains due to the implementation of SE Resolution No. 32/2015 (Ps. 312 million). These were partially offset by higher income from changes in the fair value of financial assets (Ps. 284 million) and lower losses from net commercial interest due to the incurred debt with CAMMESA (Ps. 271 million). The following table illustrates the main components of financial results from our distribution of energy segment:

	Fiscal Years Ended December 31,
Financial Results, in million of Ps. except %	2015		2014
Financial income
Financial interest	50	52.1%	196	82.0%
Commercial interest	46	47.9%	43	18.0%
Subtotal	96	100%	239	100%

Financial cost
Financial interest	(360)	62.4%	(194)	28.0%
Commercial interest	(192)	33.3%	(460)	66.4%
Fiscal interest	(4)	0.7%	(6)	0.9%
Others	(21)	3.6%	(33)	4.8%
Subtotal	(577)	100%	(693)	100%

Other financial results
Foreign exchange differences, net	(1,225)	140.8%	(648)	122.7%
Changes in the fair value of financial instruments	352	(40.5%)	68	(12.9%)
Result from repurchase of financial debt	-	-	44	(8.3%)
Others	3	(0.3%)	8	(1.5%)
Subtotal	(870)	100%	(528)	100%

Total	(1,351)	100%	(982)	100%

Income tax

Our distribution of energy operations recorded an income tax charge of Ps. 176 million in the fiscal year ended December 31, 2015, compared to Ps. 162 million gain in the same period of 2014.

Total profit

Our distribution of energy activities registered a net profit of Ps. 613 million for the fiscal year ended December 31, 2015, of which Ps. 59 million were attributable to the Company’s owners, compared to a loss of Ps. 1,101 million for the same period in 2014 of which Ps. 742 million were attributable to the Company’s owners.

Oil and gas Segment

Revenues

Net sales related to our oil and gas segment increased to Ps. 944 million for the fiscal year ended December 31, 2015, 164.4% higher compared to Ps. 357 million in the same period of 2014 mainly due to an increase in sales primarily as a result of higher production in the Rincón del Mangrullo Block and the entry into effect of the Addendum to the investment Agreement with YPF. The following table shows Petrolera Pampa’s oil and gas production under the investment agreements entered into by Petrolera Pampa for the specified periods:

	Fiscal Years Ended December 31,
	2015	2014
Oil (m3/d)
Ysur	5.3	9.3
Petrobras	4.6	3.9
YPF	15.8	2.9
Total	25.7	16.1

Gas (m3/d)
Ysur	65.2	90.7
Petrobras	366.1	365.1
YPF	994.5	355.7
Senillosa	14.2	-
Total	1,439.9	811.5
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Cost of sales

Cost of sales related to our oil and gas segment increased by 228.4% to Ps. 660 million for the fiscal year ended December 31, 2015, compared to Ps. 201 million for the same period of 2014, mainly due to higher property, plant and equipment depreciations (Ps. 194 million), higher costs for purchases of inventory and gas (Ps. 111 million) as a result of increased production in the Rincón del Mangrullo Block and the entry into effect of the Addendum to the investment Agreement with YPF, higher royalties expenses (Ps. 71 million) and higher fees and compensations for services (Ps. 58 million). The following table shows the main components of cost of sales from our oil and gas segment for the specified periods:

	Fiscal Years Ended December 31,
Cost of Sales, in million of Ps. except %	2015		2014
Property, plant and equipment depreciations	275	41.7%	81	40.3%
Purchases of inventories and gas	149	22.6%	38	18.9%
Royalties	120	18.2%	49	24.4%
Fees and compensation for services	75	11.4%	17	8.5%
Salaries, social security charges and benefits to the personnel	10	1.5%	7	3.5%
Other	31	4.7%	9	4.5%
Total	660	100%	201	100%

Gross profit

Gross profit related to our oil and gas segment increased by 82.2% to Ps. 284 million for the fiscal year ended December 31, 2015, compared to Ps. 156 million for the same period in 2014.

Selling expenses

Selling expenses related to our oil and gas segment increased to Ps. 116 million for the fiscal year ended December 31, 2015, compared to Ps. 36 million for the same period of 2014, mainly due to the accrual of higher costs under compensation agreements for the benefit of certain officers of Petrolera Pampa (Ps. 55 million) and higher tax, rates and contribution expenses (Ps. 23 million). The following table shows the main components of our oil and gas segment selling expenses for the specified periods:

	Fiscal Years Ended December 31,
Selling Expenses, in million of Ps. except %	2015		2014
Compensation agreements	74	63.8%	19	52.8%
Taxes, rates and contributions	36	31.0%	13	36.1%
Other	6	5.2%	4	11.1%
Total	116	100%	36	100%

Administrative expenses

Administrative expenses increased to Ps. 150 million for the fiscal year ended December 31, 2015, compared to Ps. 71 million for the same period of 2014, principally due to the accrual of higher costs under compensation agreements for the benefit of certain officers of Petrolera Pampa (Ps. 75 million). The following table illustrates the main components of administrative expenses from our oil and gas segment for the specified periods:

	Fiscal Years Ended December 31,
Administrative Expenses, in million of Ps. except %	2015		2014
Compensation agreements	101	67.3%	26	36.6%
Salaries, social security charges and benefits to the personnel	21	14.0%	14	19.7%
Fees and compensation for services	20	13.3%	26	36.6%
Other	8	5.3%	5	7.0%
Total	150	100%	71	100%

Exploration expenses

Exploration expenses decreased to Ps. 3 million for the fiscal year ended December 31, 2015, compared to Ps. 22 million for the same period of 2014, due to lower abandoned and unproductive wells charges. The following table illustrates the main components of exploration expenses from our oil and gas segment for the specified periods:

	Fiscal Years Ended December 31,
Expoloration expenses, in million of Ps. excepto %	2015		2014
Decrease in abandoned and unproductive wells	3	100%	22	100%
Total	3	100%	22	100%

Other operating income and expenses net

Other operating income and expenses, net from our oil and gas activities registered a profit of Ps. 470 million for the fiscal year ended December 31, 2015, 331.2% higher compared to the profit of Ps. 109 million for the same period in 2014, mainly due to an increase in the Surplus Gas Injection Compensation implemented by Resolution No. 1/2013 (Ps. 547 million for the same period in 2015, compared to Ps. 127 million in 2014). The following table shows the main components of other operating income and expenses of our oil and gas segment for the specified periods:

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in million of Ps. except %	2015		2014
Surplus Gas Injection Compensation	547	116.4%	127	116.5%
Compensation agreements	(48)	(10.2%)	(17)	(15.6%)
Tax on bank transactions	(33)	(7.0%)	(13)	(11.9%)
Recovery of expenses	-	-	7	6.4%
Other	4	0.9%	5	4.6%
Total	470	100%	109	100%

Operating profit

The operating profit related to our oil and gas segment amounted to Ps. 485 million for the fiscal year ended December 31, 2015, compared to Ps. 136 million for the same period in 2014.

Financial Results, Net

Financial results, net related to our oil and gas activities represented a profit of Ps. 31 million for the fiscal year ended December 31, 2015, compared to a loss of Ps. 42 million for the same period of 2014, mainly due to higher profits from net foreign currency exchange differences (Ps. 202 million), and changes in the fair value of financial instruments (Ps. 113 million), which were partly offset by higher losses from net financial interests (Ps. 219 million). The following table shows the main components of the financial results from our oil and gas segment for the specified periods:

	Fiscal Years Ended December 31,
Financial Results, in million of Ps. except %	2015		2014
Financial income
Financial interest	1	100%	12	100%
Subtotal	1	100%	12	100%

Financial cost
Financial interest	(382)	98.2%	(174)	98.3%
Other financial expenses	(7)	1.8%	(3)	1.7%
Subtotal	(389)	100%	(177)	100%

Other financial results
Changes in the fair value of financial instruments	257	61.3%	144	117.1%
Foreign currency exchange difference, net	181	43.2%	(21)	(17.1%)
Asset retirement obligation	(19)	(4.5%)	-	-
Subtotal	419	100%	123	100%

Total	31	100%	(42)	100%

Income tax

Our oil and gas segment recorded an income tax charge of Ps. 164 million for the fiscal year ended December 31, 2015, compared to a charge of Ps. 10 million for the same period in 2014.

Total profit

Our oil and gas segment registered a net profit of Ps. 352 million for the fiscal year ended December 31, 2015, of which Ps. 175 million were attributable to the owners of the Company, compared to a profit of Ps. 84 million for the same period in 2014, of which Ps. 42 million were attributable to the owners of the Company.

Holding and Others Business Segment

Revenues

Net sales related to our holding and others business segment were Ps. 54 million for the fiscal year ended December 31, 2015, 20.4% lower compared to Ps. 67 million in the same period of 2014. These sales mostly correspond to fees collected from companies of our other segments.

Cost of sales

Cost of sales related to our holding and others business segment increased to Ps. 3 million in the fiscal year ended December 31, 2015, compared to Ps. 2 million for the same period of 2014. The following table illustrates the main components of costs of sales from our holding and others segment for the specified periods:

	Fiscal Years Ended December 31,
Cost of Sales, in million of Ps. except %	2015		2014
Salaries, social security charges and benefits to the personnel	1	33.3%	1	50.0%
Purchases of inventories	1	33.3%	1	50.0%
Other	1	33.3%	-	-
Total	3	100%	2	100%

Gross profit

Gross profit related to our holding and others segment was Ps. 51 million for the fiscal year ended December 31, 2015, 21.4% lower compared to Ps. 65 million for the same period of 2014.

Selling expenses

We did not record significant selling expenses related to our holding and others segment.

Administrative expenses

Administrative expenses increased 60% to Ps. 128 million for the fiscal year ended December 31, 2015, compared to Ps. 80 million for the same period in 2014, principally due to higher fees of directors and syndicates (Ps. 19 million), fees and compensation for services (Ps. 19 million) and taxes, rates and contributions (Ps. 19 million). The following table illustrates the main components of administrative expenses from our holding and others business segment for the specified periods:

	Fiscal Years Ended December 31,
Administrative Expenses, in million of Ps. except %	2015		2014
Taxes, rates and contributions	32	25.0%	13	16.3%
Directors' and Syndicates' fees	31	24.2%	12	15.0%
Fees and compensation for services	31	24.2%	12	15.0%
Salaries, social security charges and benefits to the personnel	19	14.8%	23	28.8%
Directors' options reserve	-	-	7	8.8%
Other	15	11.7%	13	16.3%
Total	128	100%	80	100%

Other operating income and expenses net

Other operating income and expenses net from our holding and others business segment registered a profit of Ps. 209 million during fiscal year ended December 31, 2015, compared to a gain of Ps. 4 million for the same period in 2014, mainly due to the profits registered of Ps. 215 million from the cancellation of TGS loan granted by TGS through the assignment of the ICSID Claim to TGS (See Item 4 – Our Business – TGS – Ciesa Transaction”). The following table shows the main components of our holding and other business segment other operating income and expenses for the specified periods:

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in million of Ps. except %	2015		2014
Gain from cancellation of TGS Loan	215	102.9%	-	-
Tax on bank transactions	(3)	(1.4%)	(1)	(25.0%)
Allowance for uncollectible credits	(3)	(1.4%)	-	-
Recovery of expenses	2	1.0%	2	50.0%
Dividends	-	-	3	75.0%
Other	(2)	(1.0%)	-	-
Total	209	100%	4	100%

Operating income

The operating income related to our holding and others business segment amounted to Ps. 131 million for the fiscal year ended December 31, 2015, compared to a gain of Ps. 21 million for the same period in 2014, primarily due to the profits arising from the cancellation of the debt under the loan granted by TGS described above.

Financial Results, Net

Financial results net related to holding and others business segment represented a profit of Ps. 2,258 million for the fiscal year ended December 31, 2015, compared to Ps. 921 million for the same period in 2014, mainly due to higher profits for changes in the fair value of financial instruments (Ps. 1,073 million) and higher gains of net foreign currency exchange differences (Ps. 265 million). The following table shows the main components of financial results from our holding and others business segment for the specified periods:

	Fiscal Years Ended December 31,
Financial Results, in million of Ps. except %	2015		2014
Financial income
Financial interest	26	100.0%	13	100.0%
Subtotal	26	100%	13	100%

Financial cost
Fiscal interest	(22)	110.0%	(13)	(1,300.0%)
Financial interest	3	(15.0%)	16	1,600.0%
Other	(1)	5.0%	(2)	(200.0%)
Subtotal	(20)	100%	1	100%

Other financial results
Changes in the fair value of financial instruments	1,635	72.6%	562	62.0%
Foreign currency exchange difference, net	607	27.0%	342	37.7%
Result from repurchase of Corporate Bonds	10	0.4%	3	0.3%
Subtotal	2,252	100%	907	100%

Total	2,258	100%	921	100%

Income tax

Our holding and others business segment recorded an income tax charge of Ps. 55 million for the fiscal year ended December 31, 2015, compared to a charge of Ps. 28 million for the same period of 2014.

Total profit

Our holding and others business segment registered a net profit of Ps. 2,334 million for the fiscal year ended December 31, 2015 compared to a net profit of Ps. 914 million recorded in the same period of 2014, attributable to the Company’s owners.

Liquidity and Capital Resources

Analysis of our Financial Condition

Our ability to execute and carry out our strategic business plan depends upon our ability to obtain financing at a reasonable cost and on reasonable terms. Along these lines, and as a guiding principle, financial solvency is the foundation on which sustainable development of our businesses is built. Pursuant to these strategic guidelines, we seek to:

•         Design a capital structure consistent with industry standards adaptable to the financial markets in which we operate;

•         Maintain a liquidity level—invested in financial assets with high credit quality—that allows us to meet our obligations;

•         Maintain a debt maturity profile consistent with projected cash generation; and

•         Efficiently manage borrowing costs.

Adhering to these guidelines enables us to treat financial management as a key element in the value creation process.

Our business activities are focused on the development and value-enhancement of our energy assets, while continuing to identify, evaluate and invest in other opportunities in the Argentine energy industry that offer significant growth potential and/or synergies.

As of December 31, 2016, our working capital was negative and amounted to Ps. 6,913 million. This deficit was generated mainly in the following segments: (i) Distribution of Energy, through our indirect subsidiary Edenor, as a result of the situation described in Note 45.2 to the Consolidated Financial Statements and (ii) Holding and others, mainly as a result of financing for the Acquisition. This deficit has been partially offset by other subsidiaries, which have positive working capital. Subsequently, on January 24, 2017 we managed to reverse this situation through the issuance of our Class 1 Notes for a nominal amount of U.S.$ 750 million with a maturity of 10 years.

Total consolidated borrowings as of December 31, 2016, 2015 and 2014 were Ps. 25,972 million, Ps. 7,993 million and Ps. 4,571 million respectively. As of December 31, 2016, 2015 and 2014 66%, 39% and 51% were denominated in U.S. Dollars, respectively.

As of December 31, 2016, 2015 and 2014, cash and cash equivalents were Ps.1,421 million, Ps.517 million and Ps.335 million respectively. We maintain our cash and cash equivalents in Pesos, and in U.S. Dollars depending on medium term requirements and availability, at all levels of operations. We and our subsidiaries conduct financing at both variable and fixed rates.

The table below reflects our cash position at the dates indicated and the net cash provided by (used in) operating, investing and financing activities during the years indicated:

	At December 31,
	2016	2015	2014
	(in millions of pesos)
Cash at the beginning of the year	517	335	342
Net cash generated by operating activities	5,979	4,366	2,193
Net cash used in investing activities	(11,231)	(7,115)	(2,472)
Net cash generated by financing activities	5,830	2,852	233
Foreign currency exchange difference generated by cash and cash equivalent	326	79	39
Cash and cash equivalent at the end of the year	1,421	517	335

Net cash generated by operating activities

Net cash generated by operating activities amounted to Ps. 5,979 million for the year ended December 31, 2016, principally attributable to net income positive adjustments for non-cash charges in this period, including losses related to a Ps. 3,022 million for depreciation and amortization of assets, Ps. 1,194 million for net foreign currency exchange difference and Ps. 3,320 million for interest accruals, which were partially offset by the negative adjustments to net income of Ps. 1,143 million for changes in the fair value of financial instruments, Ps. 1,126 million for Recognition of income – provisional remedies – CAMMESA Note ME&M No. 2016-04484723 in our distribution of energy segment and Ps. 1,098 million for income tax and minimum notional income tax.

Changes in operating assets and liabilities amounted to Ps. 1,220 million for the year ended December 31, 2015. These changes in operating assets and liabilities were primarily due to a Ps. 3,254 million increase in proceeds from trade and other payables and Ps. 996 million increase in tax payables, which were partially offset by Ps. 2,726 million increase in trade and other receivables.

Net cash generated by operating activities amounted to Ps. 4,366 million for the year ended December 31, 2015, principally attributable to net income adjustments of Ps. 2,244 million for changes in the fair value of financial instruments, Ps. 551 million for higher costs recognition associated with SE Resolution No. 250/2013 and subsequent Notes issued by the SE and Ps. 496 million for income recognition on account of the RTI associated with SE Resolution No. 32/2015 in our distribution of energy segment, which were partially offset by the positive adjustments to net income for non-cash charges in this period, including losses related to a Ps. 720 million for depreciation and amortization of assets, Ps. 566 million for foreign currency exchange difference, Ps. 877 million for interest accruals and Ps. 587 million for income tax and minimum notional income tax.

Changes in operating assets and liabilities amounted to Ps. 581 million for the year ended December 31, 2015. These changes in operating assets and liabilities were primarily due to a Ps. 1,312 million increase in trade and other payables and Ps. 185 million for proceeds related to derivative financial instruments, which were partially offset by Ps. 988 million increase in trade and other receivables.

Net cash generated by operating activities amounted to Ps. 2,193 million for the year ended December 31, 2014, principally attributable to net income adjustments of Ps. 908 million for changes in the fair value of financial instruments, Ps. 2,272 million for Higher Costs Recognition associated with SE Resolution No. 250/2013 and subsequent Notes issued by the SE in our distribution segment and Ps. 223 million for results from measurement at present value, which were partially offset by the positive adjustments to net income for non-cash charges in this period, including losses related to a Ps. 467 million for depreciation and amortization of assets, Ps. 761 million for net foreign currency exchange difference and Ps. 597 million for interest accruals.

Changes in operating assets and liabilities amounted to Ps. 3,027 million for the year ended December 31, 2014. These changes in operating assets and liabilities were primarily due to a Ps. 3,046 million increase in proceeds from trade and other payables and Ps. 483 million increase from funds obtained for PUREE at our electricity distribution segment, which were partially offset by Ps. 754 million increase in trade and other receivables.

Net cash used in investing activities

Net cash used in investing activities amounted to Ps. 11,231 million for the year ended December 31, 2016, principally due to Ps. 7,159 million in purchases of property, plant and equipment and Ps. 9,145 million paid for companies' acquisitions (mainly related to the Acquisition). These uses of cash and cash equivalents were partially offset by net cash and cash equivalent generated by our investing activities, including Ps. 3,735 million of proceeds from the sale and amortization of financial assets and Ps. 1,154 million from the sale of property, plant and equipment.

Net cash used in investing activities amounted to Ps. 7,115 million for the year ended December 31, 2015, principally due to Ps. 4,798 million in purchases of property, plant and equipment, Ps. 3,506 million paid for the purchases of financial assets and Ps. 1,391 million in the subscription of investments funds. These uses of cash and cash equivalents were partially offset by net cash and cash equivalent generated by our investing activities, including Ps. 2,282 million of proceeds from the sale and amortization of financial assets.

Net cash used in investing activities amounted to Ps. 2,472 million for the year ended December 31, 2014, principally due to Ps. 2,331 million in purchases of property, plant and equipment and Ps. 1,055 million paid for the purchases of financial assets. These uses of cash and cash equivalents were partially offset by net cash and cash equivalent generated by our investing activities, including Ps. 1,258 million of proceeds from the sale and amortization of financial assets.

Net cash generated by financing activities

Net cash generated by our financing activities amounted to Ps. 5,830 million for the year ended December 31, 2016, principally due to Ps. 18,367 million generated by borrowings. These proceeds of cash and cash equivalents were partially offset by payments of Ps. 8,332 million made in connection with bank and financial borrowings (including principal and interest), Ps. 3,233 million for the public offer for the acquisition of Petrobras Argentina’s shares and Ps. 893 million for the repurchase and redemption of corporate bonds.

Net cash generated by our financing activities amounted to Ps. 2,852 million for the year ended December 31, 2015, principally due to Ps. 4,793 million generated by borrowings at our different segments and Ps. 999 million of capital contributions received. These proceeds of cash and cash equivalents were partially offset by payments of Ps. 3,014 million made in connection with bank and financial borrowings (including principal and interest) by all of our segments.

Net cash generated in our financing activities amounted to Ps. 233 million for the year ended December 31, 2014, principally due to Ps. 2,519 million of net cash and cash equivalent generated by borrowings at our different segments. These proceeds of cash and cash equivalents were partially offset by payments of Ps. 2,822 million made in connection with bank and financial borrowings (including principal and interest) by all of our segments.

Capital Expenditures

The following table sets forth our capital expenditures for the years ended December 31, 2016, 2015 and  2014:

	At December 31,
	2016	2015	2014
	(in millions of pesos)
Generation	2,378	1,516	387
Distribution of energy	2,703	2,518	1,702
Oil and gas	3,051	2,214	619
Refinery and Distribution	165	-	-
Petrochemical	58	-	-
Holding and others	85	-	1
	8,440	6,248	2,709

In 2016, our capital expenditures in our generation segment amounted to Ps. 2,378 million mainly related to work in progress (Ps. 1,778.3 million), advances to suppliers (Ps. 414 million), materials, and spare parts (Ps. 132.9 million).

In our distribution of energy segment, we invested Ps. 2,703 million in 2016, mainly related to work in progress (Ps. 2,551.5 million). A substantial portion was used to increase the capacity of our grid in line with the growth of our customer base. In addition, we made investments in order to meet our quality standards levels.

Our capital expenditures in our oil and gas segment amounted to Ps. 3,051 million in 2016, mainly related to work in progress (Ps. 2,196.3 million), wells (Ps. 414.6 million) and mining property (Ps. 156.8 million).

In 2015, our capital expenditures in our generation segment mainly related to work in progress and advances to suppliers (Ps. 1.433.6 million) and materials and spare parts (Ps. 73.6 million). In our distribution of energy segment, we invested Ps. 2.518,2 million, a substantial portion of which was used to expand and improve our grid in order to keep pace with the growth in our customer base. In addition, we made investments in order to meet our quality standards levels. Our capital expenditures in our oil and gas segment related to the execution of Petrolera Pampa’s investment commitments under the YPF Agreement.

Future Capital Requirements

We estimate that our capital expenditure requirements, debt payment obligations, dividend payments and working capital will be financed with cash from operations, new debt financings (included financing extended by CAMMESA), capital contributions and possible divestments.

Our level of investments will depend on a variety of factors, many of which are beyond our control. These include the future evolution of the price of commodities we sell, the behavior of electricity demand in Argentina, the existence and competitive impact of alternative projects, the enforcement of regulations and changes in applicable regulations, taxes and royalties, and the political, economic and social situation prevailing in Argentina.

In our generation business segment, future capital expenditures will focus in the expansion of thermal generation capacity through the installation of a new gas turbine and the construction of new thermal generation plants. Regarding, electric power from renewable sources, we aim to develop various wind projects.

In turn, in our distribution of energy business segment future capital expenditures will focus on maintaining quality of service and safety and environmental requirements.

Finally, in our oil and gas business segment future capital expenditures will focus on developing oil and gas reserves through well drilling, delimitation of reserves, and expansion of secondary recovery projects, as well as, exploration study and investment programs aimed at making new discoveries at conventional and non-conventional oil and gas reservoirs.

For further information on our generation projects and our investment commitments in oil and gas areas, please see Notes 44 and 46 to our Consolidated Financial Statements.

Description of Indebtedness

Our total consolidated financial indebtedness as of December 31, 2016 was Ps.23,517 million (without including any indebtedness with CAMMESA), of which 55% was long-term debt. Approximately 73% of our consolidated indebtedness outstanding at December 31, 2016 was denominated in U.S. Dollars. The amount of our total consolidated financial debt does not include Transener and TGS given that our stake in Transener and TGS constitutes an interest in a joint venture, and it is not consolidated and it is valued according to the equity method of accounting in the Consolidated Financial Statements.

On July 14, 2016, and as a condition precedent to its Acquisition by Pampa, Petrobras Argentina issued Series T Notes below par for U.S.$500 million, with a 7.5% annual yield. These notes were issued for a term of 7 years and bear interest at a 7.375% rate. The proceeds from this placement were used by to refinance Petrobras Argentina’s Series S Notes for U.S.$300 million Series S Notes and to finance working capital and capital investments. As a consequence of the Merger, we are the obligor of the Series T Notes. As of December 31, 2016, we have provisions, covenants and requirements related to the issuance of such Notes.

The below is a description of the main characteristics of the indebtedness of our group companies:

	2016	2015	2014
Short Term Debt
Bonds	2,267	1,215	577
Financial	8,385	83	207
	10,652	1,298	784
Long Term Debt
Bonds	12,174	4,514	2,937
Financial	691	717	431
Total	12,865	5,231	3,368
Total Indebtedness	23,517	6,529	4,152

On June 12 and November 17, 2016, a program for the issuance of nonconvertible, simple corporate bonds for a nominal value of up to  U.S.$1,000 million, or its equivalent in other currencies (the “Pampa Corporate Bonds Program”), was approved at our extraordinary general meeting of shareholders. Our shareholders also vested our board of directors with the power to establish the terms of any debt issuance under the Pampa Corporate Bonds Program and determine the time of any such issuance. Accordingly, on November 10, 2016, our board of directors approved the terms and conditions of the Pampa Corporate Bonds Program.

On December 7, 2016, Pampa’s board of directors approved the terms and conditions of Class 1 under the Pampa Corporate Bonds Program. On January 24, 2017, Pampa issued U.S.$ 750 million of Class 1 bonds at a variable interest rate equal to 7.5% and a maturity of 120 months. Class 1 bonds may be redeemed by Pampa at any time beginning January 24, 2022.

On April 7, 2017, the extraordinary general meeting of shareholders approved an increase of up to U.S.$2,000 million in the Pampa Corporate Bonds Program. In addition, the Pampa Corporate Bonds Program now contemplates the possibility of issuing Convertible Notes for up to a maximum of U.S.$ 500 million. In order to issue such instrument, certain requirements to been met have been established. The following table describes our debt maturity profile for the periods indicated, including principal amount plus the corresponding accrued interest payable at that date, as of December 31, 2016:

	< 1 year	1-7 years	10 years	Total
Total Indebtedness	10,652	12,865	-	23,517

Covenants of our Indebtedness

Under the terms of their respective outstanding debt, we and certain of our subsidiaries are subject to a number of restrictive covenants, including limitations on incurrence of new indebtedness, capital expenditures and dividend payments, among others. As of December 31, 2016, all of us and these companies were in compliance with the covenants under their respective outstanding indebtedness.

Contractual obligations

In the tables below, we set forth certain contractual obligations as of December 31, 2016 and the period in which the contractual obligations become due. Peso amounts have been translated from U. S.$. Dollar amounts at the seller rate for Dollars quoted by Banco Nación on December 31, 2016 of Ps. 15.89 to U. S.$ 1.00.

		Payments due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Until
	(in millions of pesos)
Payments Obligations
Debt obligations (1)	33,023	12,083	2,548	6,312	12,080
Capital Expenditures (2)	25,541	8,329	10,046	6,253	912
Royalty payments (3)	455	49	116	116	174
Operating leases(4)	78	48	30	-	-
	59,097	20,510	12,740	12,681	13,166
	-	-
Purchase Obligations
Natural gas purchase agreements for electricity generation(5)	354	354	-	-	-	2017
Natural gas transportation agreement (6)	2,902	151	664	483	1,604	2046
Gasolines (7)	738	738	-	-	-	2017
Long-term services agreement (8)	3,559	2,418	935	90	115	2029
Petroleum services and materials (9)	7,145	5,324	1,735	86	-	2020
	14,698	8,985	3,334	659	1,719

Other
Accrued fines and penalties (10)	3,534	56	3,477	-	-
Crude Oil Transportation Agreement with OCP (11)	725	384	341	-	-	2018
	4,258	440	3,818	-	-
Total	78,053	29,935	19,893	13,341	14,885

Sales Obligations (12)
Electricity Power	5,038	2,913	1,009	957	160	2022
Natural gas	1,975	1,975	-	-	-	2017
Natural gas transportation	47	19	28	-	-	2019
LPG	1,037	209	417	411	-	2021
Oil	55	55	-	-	-	2017
Gasolines (7)	425	425	-	-	-	2026
Total	8,577	5,596	1,453	1,368	160

(1)       Includes amortization of principal and accrued and future interest payments. Estimated variable interest rates in pesos were based on Private Badlar and Corrected Badlar rates plus an applicable margin, and estimated variable interest rates denominated in U.S. Dollars were based at Libor rate plus an applicable margin. See “Item 5.Debt” for a broader description of our financial debt.

(2)     Includes executed contractual obligations relating to major maintenance and new projects in our electricity generation business segment, as well as investment commitments in oil and gas areas (a further description of our generation projects and investment commitments is disclosed in Notes 44 and 46 to our Consolidated Financial Statements). Edenor’s concessions do not require to make mandatory capital expenditures.

(3)     Based on royalty estimated payments included in our electricity generation annual budget; royalty payments beyond 2018 are calculated based on average hydraulicity.

(4)     Represents Edenor’s future minimum operating lease payments required.

(5)     Natural gas supply agreements based on the estimated average price of Ps.2.69 per m3.

(6)     Firm natural gas transportation agreements based on the estimated average price of Ps.0.24 per m3.

(7)     We have entered into gasolines purchase and sale agreements with Oil Combustibles, Axion Energy and Transfigura.

(8)     Long-term services agreements in the ordinary course of business (for the supply of maintenance and repair of plants, transportation between facilities and technical support).

(9)     Long-term services and materials agreements with oil and gas providers (for the supply of services such as pulling, work-over, perforation works and the provision of materials).

(10)    See “Our Electricity Distribution Business - Empresa Distribuidora y Comercializadora Norte (Edenor)—Fines and penalties.”

(11)   Represents undiscounted estimated net payments for the ship or pay transportation agreement with OCP. See “Our Oil and Gas Segment—Ecuador —Crude Oil transportation agreement with OCP”.

(12)   Sales obligation agreement correspond to sale commitments in order to ensure the sale of different products. Prices are generally determined by formulas based on future market prices. Estimated prices used to calculate the monetary equivalent of these sales obligations for purposes of the table are based on current market prices as of December 31, 2016 and may not reflect actual future prices. Accordingly, the Peso amounts provided in this table with respect to these obligations are provided for illustrative purpose only.

Off-Balance Sheet Arrangements

Other than described below, we do not have any off-balance sheet arrangements required to disclose under Item 5.E. of Form 20-F.

OCP Investment’s Letters of Credit

We must maintain letters of credit to ensure compliance with financial commitments under the Ship or Pay agreement with OCP and commitments related to OCP trade payables. The letters of credit, which will finally expire in December 2018, will be gradually released as commitments extinguish. As of December 31, 2016, we hold letters of credit for U.S.$ 44.5 million. We are required to renew or replace the letters of credit as they expire, otherwise, we would have to deposit cash in amounts equal to our guarantee obligations.

Item 6.   Directors, Senior Management and Employees

General

We are managed by our board of directors, which is composed of ten directors and equal or less number of alternate directors subject to the Annual Shareholders’ Meeting decision. Five of our ten directors are independent according to the criteria and requirements for independent directors under applicable Argentine law. Four of our alternate directors are independent. The directors are elected on a staggered basis each year (three directors at a time in each of the first two years of a three-year cycle, and four in the third year). Our directors are elected for a three-fiscal-year term and can be reelected except for our independent directors, who cannot be reelected for successive terms.

Pursuant to section 12 of our by-laws, any shareholder or group of shareholders who holds more than 3% of our capital stock (each, a “Proposing Shareholder”) may require our board of directors to give notice to our other shareholders of the candidate or candidates to be nominated by such shareholder or group of shareholders at our shareholders’ meeting for election of our board of directors. To such end, the relevant slate executed by the Proposing Shareholder or its representatives, as applicable, will be sent to the chairman of our board of directors, no less than five business days prior to the date of the relevant shareholders’ meeting, to be published in the Bulletin of the Buenos Aires Stock Exchange at least two days prior to the date of our shareholders’ meeting. To facilitate the formation of the slates and the record of the candidates’ names, as of the date of the first notice calling for the relevant meeting, a special book will be made available to our shareholders at our registered office in which the names of the candidates proposed by any proposing shareholder shall be recorded. Similarly, our board of directors will propose to the shareholders’ meeting the candidates for election by slate or, if election by slate is objected to, individually. The names of the candidates proposed by the board will be made known to all our shareholders together with the slates proposed by the Proposing Shareholder. In addition, no proposal for the election of directors may be made, either before or during the shareholders’ meeting, unless written evidence of acceptance of office by the proposed candidates is submitted to us. Such slate or person, as the case may be, who obtains the vote of a majority of the shares present at the meeting will be declared elected. If no slate obtains such majority, a new vote will be taken in which the two slates or persons that obtained the largest number of votes will take part, and the slate or person who obtains the largest number of votes will be declared elected. The preceding rules will not prevent a shareholder who is present at the shareholders’ meeting from proposing candidates not included in the proposals from our board of directors.

Duties and Liabilities of Directors

Pursuant to section 59 of the Ley General de Sociedades No. 19,550 (Argentine Business Companies Law, or “BCL”), directors have the obligation to perform their duties with the loyalty and the diligence of a prudent business person. Directors are jointly and severally liable to the company, the shareholders and third parties for the improper performance of their duties, for violating the law, the company’s by-laws or regulations, if any, and for any damage caused by fraud, abuse of authority or negligence, as provided for in Section 274 of the BCL. The following are considered integral to a director’s duty of loyalty: (1) the prohibition on using corporate assets and confidential information for private purposes; (2) the prohibition on taking advantage, or to allow another to take advantage, by action or omission, of the business opportunities of the company; (3) the obligation to exercise board powers only for the purposes for which the law, the company’s by-laws or the shareholders’ or the board of directors’ resolution have intended; and (4) the obligation to take strict care so that acts of the board are not contrary, directly or indirectly, to the company’s interests. A director must inform the board of directors and the supervisory committee of any conflicting interest he or she may have in a proposed transaction and must abstain from voting thereon.

A director shall not be responsible for the decisions taken in a board of directors’ meeting as long as he or she states his or her opposition in writing and informs the supervisory committee before any claim arises. A director’s decision approved by the company’s shareholders releases that director of any responsibility for his decision, unless shareholders representing 5% or more of the company’s capital stock object to that approval, or the decision was taken in violation of applicable law or the company’s by-laws. The company is entitled to file judicial actions against a director if a majority of the company’s shareholders at a shareholders’ meeting request that action.

Under the BCL, the board of directors is in charge of the administration of the company and, therefore, makes any and all decisions in connection therewith, as well as those decisions expressly provided for in the BCL, the company’s by-laws and other applicable regulations. Furthermore, the board is generally responsible for the execution of the resolutions passed by shareholders’ meetings and for the performance of any particular task expressly delegated by the shareholders. In general, our board of directors may be more involved in operating decision-making than might be customary in other jurisdictions. Under the BCL, the duties and responsibilities of an alternate director, when acting in the place of a director on a temporary or permanent basis, are the same as those discussed above for directors. They have no other duties or responsibilities as alternate directors.

Board of Directors

The following table sets forth information about the members and alternate members of our board of directors, five of whom have terms that expired in December 2017, while ten have terms that will expire in December 2018 and the remaining five have terms that will expire in December 2019. In accordance with Argentine law, each member maintains his or her position on the board until a new shareholders’ meeting elects new directors.

Full Name	Age	Position	Appointment Date	Termination Date
Marcos Marcelo Mindlin	53	Chairman	4/30/15	12/31/17
Gustavo Mariani	46	Vice Chairman	04/07/17	12/31/19
Ricardo Alejandro Torres	59	Director	04/07/17	12/31/19
Damián Miguel Mindlin	51	Director	04/30/15	12/31/17
Diego Martín Salaverri	52	Director	04/29/16	12/31/18
Clarisa Lifsic (1)	54	Director	04/29/16	12/31/18
Santiago Alberdi(1)	34	Director	04/29/16	12/31/18
Carlos Tovagliari (1)	57	Director	04/29/16	12/31/18
Javier Campos Malbrán(1)	57	Director	04/29/16	12/31/17
Miguel Ricardo Bein (1)	66	Director	04/7/17	12/31/19
Pablo Alejandro Diaz	59	Alternate Director	04/29/16	12/31/18
Nicolás Mindlin	27	Alternate Director	04/7/17	12/31/18
Gabriel Cohen	52	Alternate Director	04/29/16	12/31/18
Isaac Héctor Mochón (1)	73	Alternate Director	04/07/17	12/31/18
Brian Robert Henderson	71	Alternate Director	04/30/15	12/31/17
Mariano Batistella	34	Alternate Director	04/29/16	12/31/18
Victoria Hitce	40	Alternate Director	04/07/17	12/31/19
José María Tenaillón(1)	37	Alternate Director	04/29/16	12/31/18
Mariano González Álzaga(1)	41	Alternate Director	04/29/16	12/31/17
Diana Mondino (1)	58	Alternate Director	04/07/17	12/31/19

(1)     Independent Directors under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

Marcos Marcelo Mindlin and Damián Miguel Mindlin are brothers, Marcos Marcelo Mindlin and Nicolás Mindlin are father and son and, therefore, Damián Miguel Mindlin and Nicolás Mindlin are uncle and nephew. There are no other family relationships between the other members of our board of directors.

Senior Management

The table below sets forth certain information concerning our senior management:

Name	Position	Age
Marcos Marcelo Mindlin	Chairman, Executive Director	53
Gustavo Mariani	Vice Chairman, Co-Chief Executive Officer, Chief Generation Manager and Chief of New Business	46
Ricardo Alejandro Torres	Vice Chairman, Co-Chief Executive Officer and Chief Financial Officer and Chief of Distribution	59
Damián Miguel Mindlin	Vice Chairman, Purchase, CSMS, Property Security and Marketing Director	51
Horacio Turri	Oil & Gas Director	56
Gabriel Cohen	Corporate Financing Director	52
Diego Martín Salaverri	Legal Director	52
Ariel Schapira	Downstream and Petrochemical Director	55
Mariano Batistella	New Business, Strategy and Planning Director	34

The business address of each of our current directors and executive officers is Maipú 1, City of Buenos Aires, Argentina (C1084ABA).

Set forth below are brief biographical descriptions of the members of our board of directors and our senior management.

Marcos Marcelo Mindlin was born on January 19, 1964. He has been a member of our board of directors since 2006 and serves as Chairman. He is a member of the Council of the Americas. Mr. Mindlin received a Master of Science in Business Administration from the Universidad del CEMA (Center of Macroeconomic Studies). He also holds a degree in Economics from the Universidad de Buenos Aires. In 2008, Mr. Mindlin founded and since that time has directed a charity foundation called “Fundación Pampa Energía Comprometidos con la Educación” whose purpose is to improve childhood development and education. Mr. Mindlin is also a member and was Chairman of the Board of the Executive Committee of Tzedaka, a leading Jewish-Argentine foundation. From 1989 to 2004, Mr. Mindlin served as the founder, Senior Portfolio Manager and a shareholder of Grupo Dolphin. From 1991 to 2003, Mr. Mindlin was also a shareholder, Vice-Chairman and Chief Financial Officer of Inversiones y Representaciones S.A. (IRSA), a leading Argentine real estate company listed on the New York Stock Exchange. In November 2003, Mr. Mindlin resigned from IRSA to focus his work on Grupo Dolphin. Mr. Mindlin has extensive expertise in Latin America through his role as Chairman of the board of directors of Grupo Dolphin and several of its affiliates. From 1999 to 2004, Mr. Mindlin also served as Vice Chairman of Alto Palermo S.A. (a leading owner and operator of shopping centers in Buenos Aires), Vice Chairman at Cresud S.A.I.C. (one of the largest listed agricultural companies in Argentina) and as Director and member of the Executive Committee of Banco Hipotecario, the leading mortgage bank in Argentina. Mr. Mindlin is currently Chairman of EASA, “Fundación Pampa Energía Comprometidos con la Educación”,Petrolera Pampa, Dolphin Finance S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Grupo Emes S.A., Sitios Argentinos S.A. and Emes Inversora S.A. He is also Vice Chairman of ODS S.A. Mr. Mindlin also serves as director of Edenor, Orígenes Seguros de Retiro S.A., Orígenes Seguros de Vida S.A., Consultores Fund Management, and Mindlin Warrants S.A.

 Gustavo Mariani was born on September 9, 1970. Mr. Mariani holds a degree in Economics from the Universidad de Belgrano and a Master’s degree in Business Administration from the Universidad del CEMA (Center of Macroeconomic Studies) and also is a Chartered Financial Analyst (CFA) since 1998. He has been a member of our board of directors since November 2005 and serves as Vice-Chairman and Co-CEO. Mr. Mariani joined Grupo Dolphin in 1993 as an analyst and also served as an investment portfolio manager Mr. Mariani is currently Chairman of CTLL, CIESA, HIDISA, HINISA, IEASA, Inversora Diamante S.A., Inversora Nihuiles S.A., Pampa Comercializadora S.A., PEASA, PEFMSA , IECSA S.A., Transelec Argentina S.A. and TGS. He is also Vice Chairman of Edenor and EASA. He also serves as Director of ODS S.A., Bodega Loma la Lata S.A., CPB, CTG, GMA Warrants S.A., Transener S.A., Citelec, Consultores Fund Management S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Dolphin Finance S.A, Grupo Mtres S.A., Emes Inversora S.A., Transba S.A., Grupo Emes S.A., Grupo Dolphin Holding S.A., ,IPB, Orígenes Seguros de Vida S.A., Orígenes Seguros de Retiro S.A., Pampa Participaciones S.A. II, Pampa Participaciones S.A., Petrolera Pampa S.A., Sitios Argentinos S.A, Dolphin Fund Management S.A., PELSA and TGS. In addition, Mr. Mariani is the executive secretary of the management board of “Fundación Pampa Energía Comprometidos con la Educación.”

 Ricardo Alejandro Torres was born on March 26, 1958. Mr. Torres holds a degree in accounting from the Universidad de Buenos Aires and a Master’s degree in Business Administration from the Instituto de Altos Estudios Empresariales-Escuela de Negocios de la Universidad Austral. He has been a member of our board of directors since November 2005 and serves as Vice Chairman and Co-Ceo. Mr. Torres is, since March 2012, Chairman of the Board of Directors of Edenor. Mr. Torres has also held a post as a professor of Tax and Finance at the school of Economics of the Universidad de Buenos Aires. He currently serves as Chairman at CPB, CTG, EDENOR, IPB and Pampa Inversiones S.A. Ponderosa Assets Holding I LLC. Ponderosa Assets Holding II LLC, RT Warrants S.A., Pop Argentina S.R.L. (Partner), Todos Capital S.R.L. (Partner); Orígenes Seguros de Vida S.A., Orígenes Seguro de Retiro S.A.,. Mr. Torres is also member of the board of directors of Bodega Loma la Lata S.A. CTG, CTLL, CITELEC (alternate director), EASA, HIDISA, HINISA, IEASA, Inversora Diamante S.A., Inversora Nihuiles, PACOSA, Pampa Participaciones S.A., Pampa Participaciones II S.A., PEASA, PEFMSA, Petrolera Pampa S.A., TRANSBA (alternate director) and Transelec Argentina S.A.Also, Mr. Torres is the vocal of the management board of “Fundación Pampa Energía Comprometidos con la Educación”.

Damián Miguel Mindlin was born on January 3, 1966. He has been a member of our board of directors since November 2005. Mr. Mindlin joined Grupo Dolphin in 1991 as a shareholder and a director. Since November 2003, Mr. Mindlin has served as Investment Portfolio Manager of Grupo Dolphin. Mr. Mindlin is currently the Vice Chairman of the management board of “Fundación Pampa Energía Comprometidos con la Educación”. Additionally, he is currently the Chairman of Bodega Loma La Lata S.A., Pampa Participaciones S.A., Pampa Participaciones II S.A., PELSA, Latina de Infraestructura Ferrocarriles e Inversiones S.L., ODS S.A., IECSA S.A., Creaurban S.A., IECSA Chile S.A., Constructora Incolur IECSA S.A LTDA (Chile), Inversora Andina S.A. (Chile), Profingas S.A., Líneas del Norte S.A., Minera Geometales S.A., FIDUS S.G.R, “Compañía Americana de Trasmisión Eléctrica S.A. (CATESA), Corpus Energía S.A., Posadas Encarnación S.A. Also, Mr. Mindlin is also the Vice Chairman of CTLL, EASA, HIDISA, HINISA, IEASA, Pampa Inversiones, PEASA, PEFMSA , Grupo Dolphin Holding S.A,, Emes Inversora S.A., Dolphin Créditos Holding S.A., Dolphin Finance S.A.,and he is member of the board of directors of Edenor , CTG, Transelec, Inversora Nihuiles, Inversora Piedra Buena, IECSA S.A. (Colombia), Líneas del Comahue Cuyo S.A., Líneas Mesopotámicas S.A., , Petrolera Pampa, Citelec (alternate director), ARPHC S.A., PACOSA, Consultores Fund Management, Comunicaciones y Consumos S.A., Grupo Mtres S.A., Grupo Emes S.A., Pampa F&F, DMM Warrants S.A., Orígenes Seguros de Vida S.A., Orígenes Seguros de Retiro S.A., Emes Air S.A. and Sitios Argentinos S.A

Diego Martín Salaverri was born on August 7, 1964. He has been a member of our board of directors since June 2006. He is a founding partner of the Argentine law firm of Salaverri, Dellatorre, Burgio & Wetzler Malbrán. He earned a degree in law in 1988 from the Universidad Católica Argentina, Buenos Aires. He is also Chairman of Petrobras Participaciones SL, Vice Chairman of Petrobras Hispano Argentina S.A. and member of the board of directors of Edenor (alternate director), CIESA (alternate director), PELSA (alternate director), TGS (alternate director). Estancia María S.A. and ARPHC S.A. He is also a member of the supervisory committee of Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Grupo Dolphin Holding S.A., Dolphin Finance S.A., Orígenes Seguros de Retiro S.A., Orígenes Seguros de Vida S.A. Mr. Salaverri is also an alternate member of the statutory audit committee of GSF S.A. and Partners I S.A.

Carlos Tovagliari was born on December 27, 1959. Mr. Tovagliari has been an alternate director of the Company and CTG since 2013. He also serves as vice-president and CEO of Pop Argentina S.R.L. Previously, he worked at Inversiones y Representaciones S.A. and at Petersen Thiele y Cruz S.A. Mr. Tovagliari holds a degree in Industrial Engineering from the Universidad de Buenos Aires.

Clarisa Lifsic was born on July 28, 1962. On April 29, 2016, she joined the Company as a member of the board of directors. Mrs. Lifstic is presently Secretary of State in the Ministry of Communication. She is also Director of Axis Investment and Director and Co-founder of Fondo de Inversion en Tierras S.A. She was formerly Chairman of the Board and CEO of Banco Hipotecario from 2003 to 2009. Prior to that, she was Director of the Board of Cresud, Dolphin Fund Plc and Cactus Argentina, among others. Mrs. Lifstic holds a Bachelor in Economics from the University of Buenos Aires, where she graduated with honors and a Master of Science in Management from the Massachusetts Institute of Technology (Summa Cum Laude).

Santiago Alberdi was born on April 6, 1983. On April 29, 2016 joined the Company as a member of the board of directors. Previously to joining the Company he worked at the Instituto de Juegos de Apuestas de la Ciudad Autónoma de Buenos Aires. Mr. Alberdi holds a lawyer degree from the Universidad de Buenos Aires.

Miguel Ricardo Bein was born on October 28, 1950. Mr. Bein has been director of our company since April 2017. He is currently an economic and financial consultant at Bein & Asociados Study, a consultant founded in 2001. Previously, he was Secretary of State at the Secretariat of Economic and Regional Programming of the Ministry of Economy, Works and Public Services during the period 2000 - 2001. He was also Undersecretary of State in the Under Secretariat of Small and Medium Enterprise, Ministry of Industry and Foreign Trade. MEO and SP. During the years 1987 - 1989. Mr. Bein graduated in Economics from the Faculty of Economic Sciences UBA. In 1993, he obtained a degree from International Senior Management Program Harvard Business School in Boston, USA.

Javier Campos Malbrán was born on June 27, 1958. On April 29, 2016, he joined the Company as a member of the board of directors. Mr. Campos Malbrán is an experienced entrepreneur and an investor in different areas. He is Founder and CEO at Casa Cur events Brasil’s #1 Expo of Architecture & Design from1987 to 2004 and President of its Spain/Portugal Branch from 1992 to 2010. He is currently Owner and CEO of 107.9 FM Station in Buenos Aires and President and Founder of La Colina Golf & Polo real state project in Opendoor Buenos Aires.

Pablo Díaz was born on June 26, 1957. Mr. Díaz has been an alternate director of our company since June 2006. Previously, he was an advisor to the federal Subsecretaría de Energía Eléctrica (the Sub-Secretariat for Electrical Energy). He currently serves as director of CPB (alternate), CTG (alternate), CTLL (alternate), Citelec, Transener, Edenor (alternate), Transba, HIDISA (alternate), HINISA (alternate), IEASA (alternate), IPB (alternate), Inversora Nihuiles , PACOSA (alternate), Pampa Participaciones S.A. (alternate), Pampa Participaciones II S.A. (alternate), Transelec (alternate), PEASA (alternate), PEFMSA (alternate), Petrolera Pampa S.A. (alternate) and Transener S.A. (alternate).

Nicolás Mindlin was born on November 11, 1989. Mr. Mindlin has been a member of the Board of directors of Pampa since April 2017. He is also a member of the board of EG3 RED S.A., Petrolera Pampa, Petrobras Hispano Argentina S.A. and Deputy Secretary at Petrobras Participaciones SL. Mr. Mindlin holds an Industrial Engineer degree from the Technological Institute of Buenos Aires.

Gabriel Cohen was born on September 11, 1964. Mr. Cohen has been an alternate director of Pampa since June 2006. Mr. Cohen holds a degree in Business Administration from the Universidad de Buenos Aires. In addition, he worked for 15 years at Citibank, N.A., serving at the banks offices in Buenos Aires and Paris, holding different positions in financial control, treasury, investment banking, corporate banking and debt restructuring processes. Mr. Cohen currently serves as Vice-Chairman of Transener, Bodega Loma la Lata S.A., CTG, CPB, IPB and Pampa Participaciones II S.A. and Chairman of CITELEC S.A. and TRANSBA S.A. and as alternate director of EASA, HIDISA, HINISA, IEASA, PACOSA and Pampa Participaciones S.A., and Transelec.

Isaac Héctor Mochón, was born on August 9, 1943, Mr. Mochón has been director of Pampa since 2017. He was a member of the board of directors of Design Suites S.A. and Misted. He is a lawyer graduated from the UBA. Mr. Mochón currently serves as director of Greenwind.

Brian Henderson was born on September 23, 1945. Mr. Henderson is a technical advisor of Grupo Dolphin S.A. Previously, Mr. Henderson served as director of the Latin America Region of National Grid, Silica Networks and Manquehue Net Telecomunicaciones (Chile) and vice-Chairman of commercial operations of Energy Charter Oak for America, Africa and Europe. Before Charter Oak Energy, Mr. Henderson served as vice-Chairman and CEO of Deutsche Babcock Riley, Canada Inc. Mr. Henderson is Chairman of Transba and Vice-Chairman of Enecor. He is also director of CTG, Citelec, HINISA (alternate director), HIDISA (alternate director), Diamante (alternate director), Nihuiles (alternate director), Pampa Participaciones II S.A. (alternate director), Transelec (alternate director), Transener (alternate director), Bodega Loma la Lata S.A. (alternate director). He holds a degree in Industrial Engineering from the Hebum University.

Mariano Batistella was born on July 31, 1982. He has been an alternate director of the Company since 2013. He currently works as Investor Relations Officer, Planning Manager and Special Projects Manager of the Company. Mr. Batistella worked in investment banking at Goldman Sachs. Mr. Batistella holds a degree in business administration from the Universidad de San Andres and has a postgraduate degree in finance from the same institution. He currently serves as Chairman of Pampa Participaciones S.A, Nihuiles y Diamante. He also serves as director of Bodega Loma la Lata S.A. (alternate), CTG (alternate), CTLL (alternate), CIESA, Edenor (alternate), EG3 RED S.A. (alternate), EASA (alternate), ENECOR S.A. (alternate), HIDISA (alternate), HINISA (alternate), IEASA, Oleoductos del Valle S.A., PACOSA (alternate), Pampa Participaciones II (alternate), Parques Eólicos Argentina S.A. (alternate), PEFMSA (alternate), PELSA, Petrolera Pampa (alternate), Petrobras Bolivia Internacional S.A, Transelec and TGS.

Victoria Hitce was born on April 9, 1977. Ms. Hitce has been a member of the Board of Directors of Pampa since April 2017 and of Socotherm Americas S.A. Also, she is a founding partner of the Salaverri law firm, Dellatorre, Burgio & Wetzler Malbrán. Currently, she is the Corporate and M&A Director of Pampa. She is a lawyer graduated from the Universidad Católica Argentina. Ms. Hitce serves as director of PELSA (alternate), Socotherm Americas S.A.  and Petrobras Hispano Argentina S.A. She is also a member of the supervisory committee of Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Grupo Dolphin Holding S.A. and Dolphin Finance S.A.

José María Tenaillón was born on October 23, 1979. On April 29, 2016, he joined the Company as an alternate member of the board of directors. Mr. Tenaillon worked in Severgnini, Robiola Grinberg y Larrechea from 1998 to 2000, in Liendo & Castiñeyras from 2000 to 2005, in the CNV during 2005 and 2006, in Zang, Bergel & Viñes during 2006 and 2007, in Marval, O Farrell y Mairal from 2007 to 2010. Since 2010, Mr. Tenaillon works in Fondo de Garantía de Sustentabilidad. Mr. Tenaillon holds a lawyer degree from the Universidad de Buenos Aires.

Diana Mondino was born on August 8, 1958. On April 7, 2017, she joined the Company as an alternate member of the board of directors. Ms. Mondino serves as Director of Institutional Affairs at UCEMA and is Professor of Finance. In 2008, she won the "Lenovo New Thinker" contest for Innovators, which allowed her to carry the Olympic Torch at the 2008 Beijing Olympics. Until 2005, she was Region Head for Latin America of New York-based Standard & Poor's and with responsibilities for all the company's activities in the region. In 1991, he founded the company Risk Analysis, Risk Rating, which had a significant role in the development of capital markets in Argentina. After completing his Master in Business Administration; Major in Marketing and Finance at IESE, Spain, Ms. Mondino was Director of Studies at CEMA, where she founded the first Masters in Business Management to be taught in Argentina in 1987. She is currently director and member of the Group Audit Committee Supervielle S.A, and director of SIRO - Banco Roela, among others. Ms. Mondino serves as alternate director of Edenor.

Mariano González Alzaga was born on December 21, 1975. On April 29, 2016, he joined the Company as an alternate member of the board of directors. Mr. Gonzalez Alzaga worked at Edesur S.A. from 1998 to 2000. Mr. Gonzalez Alzaga holds a degree in business administration from the Universidad Torcuato Di Tella.

Horacio Turri was born on March 19, 1961. Mr. Turri is an industrial engineer and received his degree at Instituto Tecnológico Buenos Aires. From March 2000 to June 2008, Mr. Turri served as Chief Executive Officer of Central Puerto S.A. Since August 1997, to March 2000, he was Chief Executive Officer of Hidroeléctrica Piedra del Águila. From 1994 to 1997, he was Chief Executive Officer of Gener Argentina S.A. Prior to 1994, he was Development Assistant Manager at Central Puerto S.A. He worked as an analyst of investment projects in the oil, gas and electricity sectors at SACEIF Luis Dreyfus from 1990 to 1992. He also worked at Arthur Andersen & Co. and Schlumberger Wireline in 1987-1990 and 1985-1987, respectively. Mr. Turri currently serves as a Chairman of Petrobras Bolivia Internacional S.A. and Vice-Chairman of Petrolera Pampa and PELSA since 2009 and 2016, respectively.

Ariel Schapira was born on March 12, 1962. Mr. Schapira is an industrial engineer and received his degree at Universidad de Buenos Aires. Since 2007, Mr. Schapira has been director and shareholder of several companies related to Grupo Emes (formerly Grupo Dolphin) such as Origen Seguros de Retiro, Comunicaciones y Consumos, among others. Previously, Mr. Shapira was regional Director of Telefonica, Regional Vice President of Bellsouth International USA, Executive Director of Movicom, General Manager of Radio Message (Motorola IND), and General Manager of Pouyet Tecsel. Currently, Mr. Shapira serves as Downstream and Petrochemical Director. He serves as Chairman of EG3 RED S.A.

Independence of the Members of Our Board of Directors

Pursuant to CNV regulations, a director shall not be considered independent in certain situations, including where a director:

(1)                 owns a 15% equity interest in the relevant company, or a lesser interest if such director has the right to appoint one or more directors of the company (hereinafter, a significant participation) or has a significant participation in a corporation having a significant participation in the company or a significant influence on the company;

(2)                 is a member of the board or depends on shareholders, or is otherwise related to shareholders, having a significant participation in the company or of other corporations in which these shareholders have directly or indirectly a significant participation or significant influence;

(3)                 is or has been in the previous three years an employee of the company;

(4)                 has a professional relationship or is a member of a corporation that maintains professional relationships with, or receives remuneration (other than the one received in consideration of his performance as a director) from the company or its shareholders having a direct or indirect significant participation or significant influence on the same, or with corporations in which the shareholders also have a direct or indirect significant participation or a significance influence;

(5)                 directly or indirectly sells or provides goods or services to the company or to the shareholders of the same who have a direct or indirect significant participation or significant influence, for higher amounts than his remuneration as a member of the administrative body; or

(6)                 is the spouse or parent (up to the second level of affinity or up to the fourth level of consanguinity) of persons who, if they were members of the administrative body, would not be independent, according to the above listed rules.

The following directors, including alternate directors, do not qualify as independent members of our board of directors in accordance with the CNV criteria: Marcos Marcelo Mindlin, Ricardo Alejandro Torres, Damián Miguel Mindlin, Gustavo Mariani, Diego Martín Salaverri, Pablo Diaz, Nicolás Mindlin, Gabriel Cohen, Mariano Batistella, Brian Robert Henderson and Victoria Hitce. On the other hand, the following directors, including alternate directors, qualify as independent members of our board of directors according to the above mentioned criteria: Clarisa Lifsic, Santiago Alberdi, Javier Campos Malbrán, Miguel Bein, José María Tenaillón, Mariano González Álzaga, Diana Mondino, Isaac Héctor Mochón, and Carlos Tovagliari.

The Argentine independence standards under CNV rules differ in many ways from the NYSE, NASDAQ or the U.S. federal securities law standards.

Audit Committee

According to the provisions of Section 109 of the CML, the Company established an audit committee. During the extraordinary shareholders’ meeting held on April 26, 2013, our shareholders approved an amendment to the audit committee’s charter, which regulates the audit committee’s structure and functions. The main purpose of said amendment was to update the charter as per the most recent provisions of the CML. On April 7, 2017, the shareholders’ meeting eliminated an annex of the by-laws, which included the charter of the audit committee, and instructed the audit committee to approve its own charter. As a result, on April 26, 2017, the audit committee approved its own charter on the basis for 2013 charter, including minor revisions related to compensation and nomination policy, among others.

Composition

Our audit committee is comprised of three members of the board. All the members of our audit committee must be independent according to the audit charter and must have professional experience in finance, accounting, law and/or management.

The following table sets forth certain relevant information of the members of our audit committee:

Name	Position	Age
Carlos Tovagliari	President	57
Clarisa Lifsic	Regular Member	54
Miguel Bein	Regular Member	66
José María Tenaillon	Alternate Member	58
Diana Mondino	Alternate Member	37
Isaac Héctor Mochón	Alternate Member	73

Each of the members of the Audit Committee satisfies the independence requirements of Rule 10A-3 of the Exchange Act. For biographical information on the member of the audit committee, see his biography under “Board of Directors”.

Compensation policy

Our audit committee charter provides that any proposed compensation to the Company’s executives, must be similar to any remuneration paid to persons in comparable positions, in Argentina and/or abroad. In addition, according to applicable regulation, such compensation must be based on the contribution made by each executive, as well as the Company’s financial condition and result of operations.

Budget

Our audit committee will have an annual budget approved by the ordinary annual shareholders’ meeting based on available funds from, without limitation, our revenues, investments and cost savings.

Duties and authority

Our audit committee is responsible for the performance of the duties that fall within its scope of authority pursuant to the provisions of the CML. These duties include, among other things, the following:

•         supervising the operation of the internal control systems and the administrative-accounting system of the Company as well as the reliability of the administrative-accounting system and of all the financial information for any other material facts submitted to the consideration of the authorities in compliance with the applicable reporting requirements in force;

•         issuing an opinion on the external auditors nominated by the board of directors to be retained by the Company and verifying if they are independent pursuant to the CML;

•         reviewing the plans submitted by the external auditors, supervising and assessing their performance and issuing an opinion thereon upon the presentation and publication of the Company’s annual financial statements;

•         supervising compliance with the risk management information policies in place in the Company;

•         approving transactions with related parties in the events set forth in the applicable law and issue an opinion in such respect and inform the same pursuant to the provisions of the applicable law to the extent there is or may be and alleged conflict of interest in the Company;

•         providing the market with complete information regarding transactions in connection of which there is a conflicts of interest with the members of our corporate bodies or controlling shareholders;

•         approving the submission by the board of directors of any proposed compensation to the Company’s executives to the consideration of the shareholders’ meeting;

•         verifying compliance with applicable standards of conduct;

•         issuing an opinion with respect to the reasonableness of the remuneration and compensation of our directors.

•         issuing an opinion with respect to the reasonableness of the stock option plans proposed by the Board of Director; and

•         issuing an opinion with respect to the compliance with legal requirements and on the reasonableness of proposals to issue shares or securities convertible into shares, in the case of capital increases that exclude or limit preemptive rights.

Supervisory Committee

Our current by-laws set forth a supervisory committee composed of three regulars and three alternate members. The members of the supervisory committee shall hold office for a term of three fiscal years. Pursuant to the BCL, only lawyers and accountants admitted to practice in Argentina may serve as members of a supervisory committee of an Argentine sociedad anónima, or limited liability corporation.

The primary responsibilities of the supervisory committee are to monitor the management’s compliance with the BCL, the by-laws, its regulations, if any, and the shareholders’ resolutions, and to perform these duties include, inter alia, the following:

(1)     attending meetings of the board of directors, executive committee, audit committee and shareholders;

(2)     calling extraordinary shareholders’ meetings when deemed necessary and ordinary and special shareholders’ meetings when not called by the board of directors;

(3)     investigating written complaints of shareholders; and

(4)     monitoring the operation of the Ethics line through which executives and employees of the Company may make, among others, complaints regarding accounting, internal control and audit matters.

In performing these functions, the supervisory committee does not control our operations or assess the merits of the decisions made by the directors. The duties and responsibilities of an alternate statutory auditor, when acting in the place of a statutory auditor on a temporary or permanent basis, are the same as those discussed above for statutory auditors. They have no other duties or responsibilities as alternate statutory auditors.

The following table sets forth certain relevant information of the members of our supervisory committee.

Name	Position	Age
Jorge Roberto Pardo	Statutory Auditor	63
Germán Wetzler Malbrán	Statutory Auditor	47
José Daniel Abelovich	Statutory Auditor	60
Marcelo Héctor Fuxman	Alternate Statutory Auditor	60
Damián Burgio	Alternate Statutory Auditor	53
Tomás Arnaude	Alternate Statutory Auditor	35

Set forth below are brief biographical descriptions of the members of our supervisory committee:

                Jorge Roberto Pardo was born on March 31, 1953. He has been a member of our supervisory committee since April 2015. From 1993 to 2015, Mr. Pardo served in the internal audit body of the Argentine Government (Sindicatura General de la Nación). He also serves in the supervisory committee for several Argentine companies, including Nación Bursátil Sociedad de Bolsa S.A., Nación Fideicomisos S.A. and Transener S.A. Mr. Pardo holds a degree in Public Accounting from the Universidad de Buenos Aires.

Marcelo Héctor Fuxman was born on November 30, 1955. He has been a member of our supervisory committee since June 2006. Mr. Fuxman holds a degree in Accounting from the Universidad de Buenos Aires. Mr. Fuxman is a partner of Abelovich, Polano & Asociados/NEXIA INTERNATIONAL, an auditing firm, and managing partner of Real Estate Investments S.R.L. He currently serves as Director of Abelovich, Polano & Asoc. S.R.L., Abus las Americas I S.A., Abus Securities S.A., Advanced Capital Securities S.A., Agra Argentina S.A., Agro Managers S.A., Agro Investment S.A., Agrotech S.A., Alto Palermo S.A., Arcos del Gourmet S.A., Austral Gold Argentina BACSAA S.A., Banco de Crédito y Securitización S.A., Banco Hipotecario S.A., Baicom Networks S.A., BH Valores S.A. de Sociedad de Bolsa, BHN Seguros Generales S.A., BHN Sociedad de Inversión S.A., BHN Vida S.A., Bitania 26 S.A., Boulevard Norte S.A., Cactus Argentina S.A., Güemes, Loma de la Lata, Transener, Citelec, Conil S.A., Convexity Sociedad Gerente de Fondos Comunes de Inversión S.A., Cresud SACIF y A, Cyrsa S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Dolphin Finance S.A., E-Commerce Latina S.A., EASA, Emprendimiento Recoleta S.A., Emprendimientos del Puerto S.A., Transba, Edenor, Exportaciones Agroindustriales Argentinas S.A., Fibesa S.A., Futuros y Opciones.com S.A., FYO Trading S.A., Grupo Dolphin Holding S.A., HIDISA, Hoteles Argentinos S.A., Inversora Bolívar S.A., IRSA Inversiones y Representaciones S.A., Jordelis S.A., La Clara de Banderaló S.A., La Pionera de Anta S.A., Llao – Llao Resorts S.A., Nuevas Fronteras S.A., Nabsa Corporation, Nuevo Puerto Santa Fe S.A., Orígenes Seguros de Retiro S.A., Orígenes Seguros de Vida S.A., Oberli S.A., Palermo Invest S.A., Panamerican Mall S.A., Petrolera Pampa, Préstamos y Servicios S.A., Proyectos Edilicios S.A., Puerto Retiro S.A., Quality Invest S.A., Palermo Invest S.A., Real Estate Investments S.R.L., Shopping Neuquén S.A., Solares de Santa María S.A., Tarshop S.A., Torres del Puerto S.A., Torres de Puerto Madero S.A., TGS and Unicity S.A.

Germán Wetzler Malbrán was born on April 25, 1970. He has been a member of our supervisory committee since April 2010, as well as member the supervisory committee of many of our subsidiaries. Mr. Wetzler Malbrán holds a law degree from the Universidad Católica Argentina. Mr. Wetzler Malbrán is a founder partner of Salaverri, Dellatorre, Burgio & Wetzler Malbrán law firm. He is a member of the supervisory committee of CTLL, IPB, IEASA, Pampa Participaciones S.A., Pampa Participaciones II S.A., Petrolera Pampa, Bodega Loma la Lata S.A., Transelec, Diamante, Nihuiles, Envases Plásticos SA , Los Yaros Agropecuaria S.A, Salta Refrescos SA,  and Agropecuaria La Volanta S.A. He currently serves as alternate director of ARPHC S.A. and Estancia María S.A. Additionally, Mr. Wetzler Malbrán serves as an alternate member of statutory auditor of Grupo Dolphin Holding S.A., Orígenes Seguros de Retiro S.A., Orígenes Seguros de Vida S.A. and Dolphin Finance S.A., among others.

Damián Burgio was born on December 13, 1963. He is a founding partner of the law firm Salaverri, Dellatorre, Burgio & Wetzler Malbrán. Mr. Burgio is a lawyer graduated from the Universidad Católica Argentina. He currently serves as director of CT Miter Office SA, as a member of the of the supervisory committee of Bodega Loma La Lata SA, CTLL, Desarrollos Caballito SA, Dolphin Credits Holding SA, Dolphin Credits SA, Dolphin Finance SA, EASA, Envases Plásticos SA, Formosa Refrescos SA, Dolphin Holding SA, IEASA, Inversora Diamante SA, Inversora Nihuiles SA, Inversora Piedra Buena SA, PACOSA, Pampa Participaciones SA , Pampa Participaciones II SA, PEASA, PEFMSA,  Salta Refrescos SA, Transelec, Urbanizadora del Sur SA, Greenwind, Edenor, CIESA, Distribuidora Dico SA And TGS.

José Daniel Abelovich was born on July 20, 1956. He has been a member of our supervisory committee since 2007. Mr. Abelovich holds a degree in Public Accounting from the Universidad de Buenos Aires. Mr. Abelovich is a partner of Abelovich, Polano & Asociados/NEXIA INTERNATIONAL, an auditing firm. Mr. Abelovich also serves as member of the of the following supervisory committees, among others, of Alto Palermo S.A., Arcos del Gourmet S.A., Banco de Crédito y Securitización S.A., Banco Hipotecario S.A., BH Valores S.A. de Sociedad de Bolsa, BHN Seguros Generales S.A., BHN Sociedad de Inversión S.A., BHN Vida S.A., Transener, Citelec, Convexity Sociedad Gerente de Fondos Comunes de Inversión S.A., Cresud SACIF y A, EASA, Emprendimiento Recoleta S.A., Transba, Edenor, Hoteles Argentinos S.A., Inversora Bolívar S.A., IRSA Inversiones y Representaciones S.A., Llao – Llao Resorts S.A., Nuevas Fronteras S.A., Orígenes Seguros de Retiro S.A., Orígenes Seguros de Vida S.A., Palermo Invest S.A., Panamerican Mall S.A., Petrolera Pampa, Shopping Neuquén S.A., Solares de Santa María S.A., Tarshop S.A. and Unicity S.A.

Tomás Arnaude was born on December 17, 1981. He has been an alternate member of our supervisory committee since November 2016. Mr. Arnaude received his law degree from the Universidad Católica Argentina. He is a partner of the Argentine law firm Salaverri, Dellatorre, Burgio & Wetzler Malbrán. He currently serves as member of the Supervisory Committee of IPB.

Corporate Governance

The Company enacted a comprehensive code of trading as well as a business code of conduct.

•         Policy of Trading. This Policy was approved by the board of directors on June 14, 2007 and its latest amendment was approved through by the board of directors’ meeting held on January 27, 2015. It has been implemented in order to avoid “insider trading” practices by the Company’s employees (i.e., to prevent the use of non-public material information to gain advantage for oneself or for others, either directly or indirectly). The Policy applies to the Company’s staff and its subsidiaries, including directors, supervisory committee members, and senior management lines, and it extends to their families or persons who live with them, as well as to certain suppliers.

•         Business Code of Conduct approved by the board of directors’ meeting held on March 9, 2017. This Code not only states the ethical principles that constitute the foundation of the relationship between the Company, its employees and suppliers, but also offers the means and instruments that guarantee the transparency of issues and problems affecting the management of the Company.

As part of the various corporate governance policies adopted, the Company has approved implementing the Ethics Hotline as an exclusive channel to report, under strict confidentiality, any suspected misconduct or breach of the Code.

Additionally, the Company adopted the following policies and practices:

•         Self-Assessment Questionnaire for the Board of Directors. In 2008, the Company’s Board of Directors passed the implementation of a self-assessment questionnaire to annually examine and assess its own performance and management. The Company’s Corporate Law Division is in charge of examining and filing each questionnaire with the individual answers given by the Board members and, based on the results, it shall submit to the Company’s board of directors all the proposed measures deemed useful to improve the performance of the board of directors’ duties.

•         Internal Policy on Transactions with Related Parties. According to the provisions the CML, the Company approved the Internal Policy of Transactions with Related Parties. Pursuant to such policy and as stated in the applicable regulations, all high-value transactions (i.e. all exceeding 1% of the equity of the Company) made by the Company with individuals and/or legal entities which are considered as “related parties” pursuant to the provisions set forth in applicable regulations, must be subject to a specific prior authorization and control procedure that is carried out under the coordination of the Company’s Corporate Law Division and which involves both the Company’s’ board of directors and its Audit Committee, as the case may be.

The Company adopted as well the following polices:

•         Pre-approval of Principal Accountant Services. This Policy standardizes an internal process that allows the Audit Committee to comply with its obligation to grant prior approval for hiring an external auditor for the provision of any kind of authorized service to the Company or any of its subsidiaries.

•         Fraud Prevention Procedures. In accordance with the provisions of the U.S. Foreign Corrupt Act and in addition to the Business Code of Conduct, the Company adopted the Fraudulent Practices Prevention Program, which sets out the responsibilities, duties and methodology necessary to prevent and detect any misconduct and/or fraudulent behavior within the Company and/or any of its subsidiaries.

•         Policy on Material Information’s Disclosure. This Policy was approved with the aim of standardizing the basic principles concerning the way in which Company’s material information disclosure processes operate, in accordance with the regulatory requirements of the securities markets on which the Company’s securities are listed or those in which it is registered to such end. To ensure the duly execution and compliance with the internal dispositions and applicable regulations as regards this matter, the Company established an Information Disclosure Committee.

Compensation of Directors and Officers

The BCL provides that the compensation payable to all directors (including those directors who are also members of senior management) in a fiscal year may not exceed 5% of net income for such fiscal year, if the company is not paying dividends in respect of such net income. The BCL increases the annual limitation on director compensation to up to 25% of net income if all the net income for such year is distributed as dividend. The percentage decreases proportionally based on the relation between the net income and the dividends distributed. The BCL also provides that the shareholders’ meeting may approve the remuneration of the directors in excess of the limits set by the BCL in case the company has no net income or the net income is low, if the relevant directors performed during such fiscal year special commitments or technical-administrative functions. The audit committee approves proposals presented by our board of directors with respect to the compensation of our directors who are also executive officers. The compensation of all directors and members of the supervisory committee requires shareholders’ approval at an ordinary shareholders’ meeting.

For the fiscal year ended December 31, 2016, fees paid during that year to Pampa's directors amounted to Ps. 44,652,049.

Shares Compensation Plan

With the aim of aligning personnel performance with Pampa’s strategic plan and creating a transparent and direct link between value creation for the shareholders and personnel remuneration, on February 8, 2017, Pampa’s board of directors approved the creation of shares compensation plan (the “Plan”).

In addition, Pampa’s board of directors approved the repurchase of Pampa Shares in accordance with Article 64 of Law No. 26.831 and CNV regulations as a means to implement the Plan.

The 2017-2019 Plan’s beneficiaries are approximately 20 officers, including Pampa’s executive directors, main directors and managers, which composition may be subject to change in future specific programs under the plan.

Below is a description of the terms and conditions approved by Pampa’s board of directors for the repurchase of Pampa Shares:

1.             Purpose: compensation plan payable in Pampa shares.

2.             Maximum Amount: up to Ps.104.5 million in the aggregate.

3.             Maximum amount of Pampa Shares or maximum percentage of Pampa´s capital stock subject to the repurchase: 2,500,000 ordinary shares, with a nominal value of Ps.1 per share and entitled to one (1) vote each, representing as of the date of this annual report 0.136% of Pampa´s current capital stock; an amount that will never surpass the 10% of Pampa´s capital stock limit at the time of the repurchase of the Pampa Shares, as per the applicable law. As of the date of this annual report, the capital stock of the Pampa amounts to 1,836,494,690 shares, represented by 1,836,494,690 ordinary shares with a nominal value of Ps.1 per share and entitled to one (1) vote each, fully subscribed and paid. When registration of the DMA to consummate the Merger is completed and the holders of PESA Shares of PESA ADSs receive Pampa Shares or Pampa ADSs, the capital stock of the Pampa will reach 1,938,368,431 shares, resulting in a maximum amount of shares, subject to repurchase of 0.1289%, of the Pampa´s capital stock.

4.             Daily Limit of Market Operations: according to applicable regulations, this limit will be up to 25% of the average volume of daily trading in all the markets where shares are listed, as of the previous 90 working days.

5.             Price Per Share: up to Ps.42 per share in the Buenos Aires Stock Exchange and up to U.S.$.60 per ADR in the New York Stock Exchange.

6.             Funds Origin: the repurchase of Pampa Shares was made with funding available in the Pampa´s Facultative Reserve that was approved in the General Shareholders Meeting dated as of April 29 and November 17, 2016. Pampa had the liquidity necessary to perform such repurchase without affecting the Company´s solvency, as described by the Supervisory Committee’s report dated on February 8, 2017.

7.             Period in which the repurchase will be made: the Company repurchased the shares from February 14, 2017 to March 10, 2017. In addition, Pampa´s board of directors delegates to the Committee the ability to decide the opportunity and dates on which to make repurchases in the future within the maximum amount authorized. All of these decisions will be communicated to the investor community through repurchase notices on the websites of the Company’s regulatory bodies and on the Daily Bulletin of the BASE, with advanced notice, as per CNV regulations.

8.             Internal Communication: directors, syndicates and managers were informed that, being that they cannot sell their own shares—whether directly or indirectly administered by them—during such time.

As of the date of this annual report, Pampa repurchased in open market operations 193,000 ordinary shares and 92,280 ADRs, at an average price of Ps.28.49 per ordinary share and U.S.$46.36 per ADRs, to cover the payment of 2016 and 2017 fiscal years’ compensation plan.

Share Ownership

As of March 31, 2017, Marcos Marcelo Mindlin, Gustavo Mariani, Damian Miguel Mindlin, Ricardo Alejandro Torres, Carlos Tovagliari and Diego Martín Salaverri each owns shares representing, in the aggregate, 12.04%, 2.44%, 2.41%, 1.65%, 0.004% and less than 0.1%, respectively of our capital stock. No other member of our board of directors or our senior management beneficially owns any shares of our capital stock. See “Item 7. Major Shareholders and Related Party Transactions.”

Employees

Excluding those employed by us on a temporary basis, as of December 31, 2016, 2015, and 2014 we, together with our subsidiaries companies, had 7,174, 6,325 and 6,286 full time employees, respectively. Our number of employees increased significantly as a result of the Acquisition of Petrobras Argentina.

Approximately 76% of our work force is affiliated with a union and/or is a party to a collective bargaining agreement. We have completed salary negotiations for 2016. We maintain a positive relationship with each of the employee unions at the company and our subsidiary companies.

We offer a variety of benefits beyond those required by the Argentine Labor Contract Law, but make no payments to retirees or terminated employees. In accordance with the agreements we have entered with the unions at some of our subsidiaries, we are required to pay certain seniority premiums to retiring employees as a one-time payment upon retirement.

Item 7.   Major Shareholders and Related Party Transactions

Major Shareholders

On November 14, 2016, the Company announced the results of the Tender and Exchange Offers of Petrobras Argentina’s shares in furtherance of the provisions of the CML as a result of the Acquisition. On November 22, 2016, Pampa issued 28,294,006 common shares and 4,493,649 ADSs.

As of December 31, 2016, our share capital authorized for public trading was Ps.1,836,494,690 represented by 1,836,494,690 common shares of par value Ps.1 and with right to one vote per share.

 On February 16, 2017, Pampa’s Extraordinary General Meeting of Shareholders approved the Merger and as a result, Pampa will issue 101,873,741 common shares once the DMA is registered with the IGJ (see, “Item4. Recent Developments— Merger of Pampa, Petrobras Argentina, Albares and PEISA”) and, consequently, our capital stock will amount to 1,938,368,431 common shares.

The J.P. Morgan has informed us that, as of March 31, 2017, there were approximately 51,910,281 outstanding ADSs

As of such date, there was one registered holder of our ADSs in the United States. Since certain of our ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States of our ADSs, or of where the direct beneficial owners of such ADSs are resident. We have no information concerning holders with registered addresses in the United States that hold our shares, which are not represented by ADSs.

The table below sets forth information concerning the beneficial ownership of our common shares as of March 31, 2017:

Name of Shareholder	Number of Shares	Percentage of Capital	Percentage of voting power
ANSES (¹)	305,307,129	16.62%	16,62%
Marcos Marcelo Mindlin	221,168,875	12.04%	12.04%
Gustavo Mariani	43,329,426	2.44%	2.44%
Damián Miguel Mindlin	44,179,425	2.41%	2.41%
Ricardo Alejandro Torres	30,409,425	1.65%	1.65%

(1)     On November 20, 2008, the Argentine Congress passed a law unifying the Argentine pension and retirement system into a system publicly administered by the Administración Nacional de la Seguridad Social (National Social Security Agency, or ANSES) and eliminating the retirement savings system previously administered by private pension funds under the supervision of a governmental agency. In accordance with the new law, private pension funds transferred all of the assets administered by them under the retirement savings system to the ANSES. These transferred assets included 295,765,953 common shares of the Company, representing 20.50% of our capital stock at that date. The ANSES is subject to the same investment rules, prohibitions and restrictions that were applicable to the Argentine private pension funds under the retirement savings system, except as described in the following sentence. On April 12, 2011, the Executive Power issued Emergency Decree No. 441, which annulled the restrictions under Section 76(f) of Law No. 24,241on the exercise of more than 5% of the voting power in any local or foreign company, such as the Company, in any meeting of shareholders, irrespective of the actual interest held in the relevant company's capital stock. The annulment of the restrictions under Section 76(f) of Law No. 24,241 came into effect on April 14, 2011. As of such date, ANSES may exercise its voting power in any local or foreign company, such as the Company, based on the actual interest held in the relevant company’s capital stock.

Related Party Transactions

Argentine corporate law permits directors of a corporation to enter into transactions with that corporation provided that any such transactions are consistent with prevailing market practice. The CML provides that corporations whose shares are subject to public offering must submit to their respective audit committees the approval of any transaction with a related party involving an amount that exceeds 1% of the corporation’s net worth.

On November 6, 2013, Petrolera Pampa’s Extraordinary General Meeting of Shareholders resolved to approve a variable and contingent compensation to certain officers equivalent to 7% of the capital stock after Petrolera Pampa’s capital stock increase, valued based on the difference between the share’s market value at the time of exercising the right and a given value of US$ 0.1735 per share determined at the exact moment of the capital stock increase. See (Item 18. Financial Statements – Note 50).

Petrolera Pampa has granted certain corporate directors an annual variable compensation (the ‘EBDA Compensation’) for the performance of technical and administrative duties amounting to 7% of the EBDA (EBITDA less paid income tax, less total net financial costs, less interest on its own capital, considering an annual 10% dollar-denominated rate) accrued for each fiscal year. See (Item 18. Financial Statements – Note 4.27).

On February 8 2017, Pampa’s board of directors approved the creation of the Plan. The 2017-2019 Plan’s beneficiaries are approximately 20 officers, including Pampa’s executive directors, main directors and managers, which composition may be subject to change in future specific programs under the Plan. See (“Item 6. Directors, Senior Management and Employees - Shares Compensation Plan”).

Except as set forth below and as otherwise permitted under applicable law, we are currently not party to any transactions with, and have not made any significant loans to, any of our directors, key management personnel or other related persons, and have not provided any guarantees for the benefit of such persons, nor are there any such transactions contemplated with any such persons.

Interests of experts and counsel

During the year ended December 31, 2014, 2015 and 2016, we engaged the services of the Argentine law firm Salaverri, Dellatorre, Burgio & Wetzler Malbrán. One of our directors and Legal Director, Diego Martín Salaverri and one of our alternate directors, Victoria Hitce, one member of the supervisory committee, German Wetzler Malbrán, and two alternate members of our supervisory committee, Tomás Arnaude and Damián Burgio, are partners of Salaverri, Dellatorre, Burgio & Wetzler Malbrán.

Item 8.   Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

See “Item 18. Financial Statements” beginning on page F-1.

LEGAL PROCEEDINGS

In the normal course of business, we are a party to lawsuits of various types. Our management evaluates the merit of each claim and assesses the likely outcome, recording an accrual in our financial statements for the related contingent liability when an unfavorable decision is probable and the amount may be reasonably estimated. At December 31, 2016, we had established accruals in the aggregate amount of Ps.4,071 million to cover potential losses from such claims and legal proceedings. The abovementioned amount, does not include Transener and TGS given they are not consolidated and are valued according to the equity method of accounting in the Consolidated Financial Statements. Except as disclosed below, we are not a party to any legal proceedings or claims that may have a material adverse effect on our financial position or results of operations.

Generation

Legal proceedings involving CPB’s real estate

Pursuant to the contracts relating to CPB’s privatization in 1997, the Province of Buenos Aires transferred all the assets comprising the CPB facilities to CPB. Although the real property on which the plant was built was not registered in the name of the Province of Buenos Aires, the Province assumed the obligation to transfer the real property with clear and marketable title to CPB. As of the date of this annual report, the Province of Buenos Aires has not transferred the real property with clear and marketable title to CPB but did initiate the expropriation process required to begin the transfer process. Nonetheless, CPB initiated legal action against the Province of Buenos Aires in order to avoid an expiration of the statute of limitations for an action claiming the transfer of real property.

In addition, the Province of Buenos Aires transferred the rights to a 22-kilometer gas pipeline, which runs from Transportadora del Gas del Sur’s General Cerri Plant to CPB’s Plant in Ingeniero White, Province of Buenos Aires, and the rights over a 27-kilometer electricity transmission line, which runs from CPB’s Plant in Ingeniero White, Province of Buenos Aires to Estación Transformadora Bahía Blanca. Both the pipeline and the transmission line were built on third party land. Therefore, the Province of Buenos Aires agreed to create administrative easements on the third party land in order to transfer good title for the use of the pipeline and transmission line. The Province of Buenos Aires has not yet created the administrative easements, and in July 2008, CPB sued the Province of Buenos Aires seeking the creation of the administrative easements in favor of CPB. CPB has received several complaint letters from owners of the land through which the pipeline and the electricity transmission line of CPB run seeking compensation for the use of their land. As of the date of this annual report, these complaints have been limited to such letters and no judicial or administrative action has been filed. As a result, no reserve has been established in CPB’s financial statements in connection with these real property issues.

Legal proceedings involving Loma de la Lata

Legal action for breach of the joint venture formed by Isolux Corsan Argentina SA and Tecna Estudios y Proyectos de Ingeniería S.A. and Engineering Projects (collectively "the Contractor")

As a result of the serious delays in the delivery of the expansion work, the lower power produced by the installed steam turbine (165 MW as compared with the originally expected 176 MW) and other breaches by the Contractor, CTLL is currently under an arbitration proceeding brought before an Arbitration Court constituted pursuant to the arbitration rules of the International Chamber of Commerce.

The arbitration complaint was brought by the Contractor in 2011, which claims as follows:

(i)            The granting of the provisional reception certificate under the Construction Agreement;

(ii)           The return of the amounts collected by CTLL through the execution of bank guarantees issued by BBVA and Commerzbank AG for a total amount of U.S.$. 20 million;

(iii)          The payment of the last contractual milestone, which had received a discount (compensation for breaches) by the Contractor, valued in U.S.$. 18 million;

(iv)         The payment of the damages which would result from CTLL’s actions regarding items (i) and (ii) above.

CTLL filed a counterclaim against the Contractor seeking a compensation for the serious injuries sustained as a result of the above mentioned breaches.

The Contractor assessed its claims in the amount of US$ 97.5 million, including U.S.$ 71.5 million for reputational damages. Likewise, CTLL assessed its claims in the total amount of U.S.$ 148.3 million, and later restated this amount to U.S.$ 228.2 million.

On June 19, 2015, CTLL was served notice of the award issued by the Arbitration Court (the “Award”), which: (i) disallows practically all claims filed by the Contractor in the Arbitration Proceeding; (ii) declares that the Contractor has incurred several breaches of contract; (iii) provides for a penalty payable by the Contractor to CTLL in the amount of U.S.$ 49.3 million as compensation for damages, cost reimbursements and penalties stipulated under the Contract in case of delays by the Contractor; (iv) declares the legitimacy of the execution of sureties by CTLL; and finally, (v) sentences the Contractor to pay the amount of U.S.$ 1.6 million corresponding to 60% of the costs and expenses incurred by CTLL in the Arbitration Proceeding.

On November 17, 2015 the Addendum to the Award was notified, which determined the outstanding balance by the Contractor in favor of CTLL, which after offsetting certain reciprocal receivables and payables between the parties, amounted to US $ 14.5 million.

On December 3, 2015, the parties executed an agreement for the cancellation of the outstanding balance in favor of CTLL, which as at November 27, 2015 amounted to U$S 15.3 million (U$S 10.3 million as principal, U$S 3.2 million as interest, and U$S 1.8 million as arbitration and legal costs), payable in four installments, the first three installments for U$S 4 million and the last one for U$S 3.3 million, with maturities on December 30, 2015, and January 30, February 27 and March 30, 2016, respectively. The Contractor failed to comply with the terms and conditions to cancel each of the installments, thus CTLL began the execution of the amount owed before the courts of Spain. As of the date of these annual report, CTLL has collected the whole amount owed, plus interest and expenses for a total amount of U$S 15.7 million.

With the execution of the Agreement on December 3, 2015, which entailed the waiver by the Contractor of all its rights to bring or continue any action aimed to annul or challenge the Award in any way whatsoever, CTLL recognized the accounting impact of the award on that date.

Items of the judgment directly related to activities the Contractor should conduct so that the acquired asset may properly operate according to the stipulated contractual conditions have been recognized as a decrease in net asset cost for an amount of U.S.$ 24.3 million (net of the U.S.$ 18 million compensation received pursuant to the March 2011 Agreement), to such end using the exchange rate effective upon the execution of the settlement agreement with the Contractor.

Breach of the 2008-2011 Agreement

On March 22, 2012, CTG, CTLL, CPB, EGSSA (now merged into CTG. Please see “Item 4. Our Business – Our Generations Business – CTG – History”) and HIDISA, filed a Reclamo Administrativo Previo requesting the cancelation of the LVFVDs accrued on 2011 for a total amount of U.S. Ps. 8,083,799 based on the provisions of the Complementary Agreement (see “Item 5. Operating and Financial Review and Prospects—Previous Scheme for Recognizing Costs and Remuneration”).

Moreover, and in virtue of the amounts due to CTG, CTLL and CPB and based on the provisions of the 2008-2011 Agreement, and the instructions given by the Secretariat of Electric Energy to CAMMESA by means of the Notes No. 495/12 and 1269/12, such companies filed a Reclamo Administrativo Previo requesting the fulfillment of the 2008-2011 Agreement and the amounts accordingly owed in concept of damages and interest accrued derived from such breach.

Hidoeléctrica Nihuiles has filed a Reclamo Administrativo Previo in order to seek compensation due to the Secretariat of Electric Energy’s breach of the 2008-2011 Agreement related to the liquidation of its commercial transactions in the WEM.

As a consequence of the enactment of SE Resolution No. 95/2013 and, in order to be able to participate in the remuneration scheme implemented by such regulation. Güemes, CTLL, CPB, HINISA and HIDISA withdrew the claims filed in connection to the breach of the 2008-2011 Agreement and renounced to file new claims on such matter and/or in relation to SE Resolution No.406/2003.

Such withdrawal did not include the claims filed seeking the cancellation of the LVFVDs allocated in CTP Project. On this matter, on June 28, 2013, CTLL, CPB, CTG and HIDISA filed a claim against the Argentine Government.

As indicated above, the unpaid LVFVD allocated to the CTP Project were allocated to CTLL’s 2014 Expansion Project. The Specific Conditions established that the parties thereto shall suspend the abovementioned claim for a 6 months period (with automatic renewals). Under Argentine procedural law, such suspension requires the filing of a joint request by the parties to the claim. However, the plaintiffs filed a petition to the court requiring the suspension of the claims. The court granted the suspension. As of the date of this annual report, the claim remains suspended.

Breach of CTLL’s WEM Supply Agreement under SE Resolution No. 724/2008

On April 14, 2008, CTLL entered into a WEM Supply Agreement under SE Resolution No. 724/2008 with CAMMESA (see “Item 4. The Argentine Energy Sector—WEM Supply Agreements under SE Resolution No. 724/2008”).

CAMMESA had partially cancelled the LVFVDS allocated under such agreement. Upon such breach by CAMMESA, CTLL filed, on May 22, 2012, – a Reclamo Administrativo Previo in order to safeguard its rights and seeking the total cancellation of such LVFVDs plus damages. On June 28, 2013, CTLL filed a claim against the Argentine Government seeking the cancellation of such LVFVDS plus damages.

As indicated above, the unpaid LVFVDS allocated in CTP Project were allocated to CTLL’s 2014 Expansion Project. The Specific Conditions established that the parties thereto shall suspend the abovementioned claim for a 6 months period (with automatic renewals). Under Argentine procedural law, such suspension requires the filing of a joint request by the parties to the claim. However, CTLL filed a petition to the court requiring the suspension of the claims. The court did not grant the suspension and required the Secretariat of Electric Energy’s consent. After CTLL’s appeal, the court granted the suspension. As of the date of this annual report, the claim remains suspended.

CTLL’s Gas Plus costs recognition

In September 2015, CAMMESA informed CTLL that, in accordance with SE Resolution No. 529/14, after the first automatic renewal of the term of the natural gas supply agreements, CAMMESA would no longer acknowledge (i) any further automatic renewals of such agreements or (ii) the costs associated with such supply, including the additional 10% of costs established in the “Framework Contract for CTLL Combined Cycle Unit” (“Convenio Marco para el Cierre del Ciclo Combinado de CTLL”).

As a consequence thereof: (i) on September 3, 2015, CTLL declared a force majeure with respect to the natural gas agreement with Pan American Energy LLC Argentine branch, resulting in the suspension of CTLL’s obligations thereunder, and filed claims against CAMMESA in connection with such agreement; and (ii) on January 1, 2016, CTLL declared a force majeure with respect to the natural gas agreement with Petrolera Pampa, resulting in the suspension of CTLL’s obligations thereunder, and filed claims against CAMMESA in connection with such agreement.

The SE did not addressed CTLL’s petition. Consequently, on November 13, 2015, CTLL filed a preliminary administrative claim (reclamo administrativo previo) in order to reverse CAMMESA’s unilateral decision and seek compensation for the damages. As of the date of this report, the claim has not been decided.

On October 7, 2016, CTLL filed a lawsuit against the Argentine Government seeking reimbursement for costs related to the purchase of natural gas under the “Gas Plus” program for the period from January 2016 to March 2016. As of the date of this annual report, there are no news related to this claim.

Distribution

Proceedings Challenging the Renegotiation of Edenor’s Concession

On October 26, 2009, Edenor received notice of a complaint filed by a consumer association, the Consumer’s Cooperative for Community Action, against the Argentine Government, the ENRE, Edesur, Edelap and Edenor. In accordance with the terms of the complaint, two additional associations for the defense of consumer rights, Association for the Legal Defense of Consumers (Asociación de Defensa de los Derechos de los Usuarios y Consumidores) and Consumers Union Legal Defense (Unión de Usuarios y Consumidores en Defensa de sus Derechos), have joined the complaint.

Additionally, the plaintiffs requested that the court issue a preliminary injunction suspending the rate hikes established in the resolutions questioned by the plaintiffs and that, alternatively, the application of the resolutions be partially suspended. Finally, the plaintiffs also requested that the application authority be ordered not to approve new increases other than within the framework of the RTI process.

Edenor answered the complaint denying all its terms and requesting the summoning of CAMMESA as a third-party. The relevant court upheld the third-party summon and CAMMESA answered such third-party summon. The Argentine Government answered the complaint filed against it by arguing lack of personal jurisdiction (“Falta de legitimación pasiva”). A decision on this case is pending.

We cannot assure you that other actions or requests for injunctive relief will not be brought by these or other groups seeking to reverse the adjustments Edenor have obtained or to block any further adjustments to Edenor’s tariffs.

Breach of Contract Claims

In March 2010, Consumidores Financieros, Asociación Civil Para Su Defensa, a consumers’ association, instituted an action against Edenor and Edesur in the National Court of First Instance in Federal Administrative Claims Tribunal No. 2, Secretariat 3 (Juzgado Nacional de Primera Instancia en lo Contencioso Administrativo Federal No 2, Secretería 3) seeking repayment to customers for alleged excess charges over the course of the past 10 years. The action is based on three claims. First, the plaintiffs claim a refund for the percentage payment of VAT over a taxable base they allege was inappropriately increased to include an amount that exceeded Edenor’s and Edesur’s own payments to the WEM. Second, the plaintiffs claim a refund for charges relating to interest on payments by customers that the plaintiffs claim Edenor and Edesur failed to adjust to reflect the actual number of days the payment was outstanding. Finally, the plaintiffs claim a refund for late payment charges from 2008 onwards calculated at the rate of the tasa pasiva (the interest rate that Banco Nación pays on deposits) in alleged contravention of the Law of Consumer Defense (Ley de Defensa del Consumidor) in April 2008. Edenor has given express directions to its legal advisors to contest the suit and all related claims and, on April 22, 2010, Edenor answered the complaint and filed a motion to dismiss for lack of standing on the part of the plaintiffs, requesting, at such opportunity, that a summons be served upon the Argentine Government, the Federal Tax Administration Agency (“AFIP”) and the ENRE as third-party defendants. Although plaintiffs’ opposition to the requested summons has not been resolved, the proceedings were brought to trial, in response to which Edenor filed a motion for reversal with a supplementary appeal.

The court ordered the summoning as third parties of the Argentine Government, ENRE and AFIP, which was already effected. A decision on this case is pending.

On October 21, 2011, Edenor was notified of a lawsuit filed by the Association for the Defense of Rights of Users and Consumers (Asociación de Defensa de Derechos de Usuarios y Consumidores, or “ADDUC”) requesting that the intervening court (i) order the reduction or moderation of penalty interest rates or late payment interest that Edenor charges to customers, because such rates allegedly violate Art. 31 of Law 24,240, and (ii) declare the non-implementation of the agreements or conventions which have stipulated the interest rates that we apply to its customers, and of the administrative regulations on the basis of which we justify the interest charging and (iii) orders the restitution of wrongfully perceived interests of customers provided since August 15, 2008 until the day that Edenor complies with the order of interest reduction. The plaintiff also requested the reinstatement of VAT (21%) and other taxes charged on the portion of charges unlawfully perceived. On November 11, 2011, Edenor answered the complaint and filed a motion to dismiss for both lack of standing and the fact that the claims at issue were being litigated in another lawsuit (lis pendens). The summoning as third-party of ENRE was also requested. On April 8, 2014, the court decided to grant the motion to dismiss on account of the existence of other action pending (lis pendens) and ordered that the proceedings be referred to such other court, to be consolidated with such other case “Consumidores Financieros Asociación Civil c/EDESUR y Otro s/ incumplimiento contractual”.

We can give no assurance that these actions or other potential future actions or requests for injunctive relief will not reverse the adjustments Edenor has obtained or block any further adjustments to our tariffs.

Legal actions brought by Edenor

On February 9, 2011, Edenor challenged Resolution No. 32/2011 of the ENRE, which, in the context of the power cuts that occurred between December 20 and December 31, 2010, established the following:

- that Edenor be fined in the amount of Ps.750,000 due to its failure to comply with the obligations arising from the Concession Agreement and Section 27 of Law No. 24,065.

- that Edenor be fined in the amount of Ps.375,000 due to its failure to comply with the obligations arising from Section 25 of the Concession Agreement and Resolution No. 905/1999 of the ENRE; and

- that Edenor’s customers be paid the following amounts as compensation for the power cuts suffered: Ps.180 to each small-demand residential customer who suffered power cuts that lasted more than 12 continuous hours, Ps.350 of each of those who suffered power cuts that lasted more than 24 continuous hours, and Ps.450 to of each of those who suffered power cuts that lasted more than 48 continuous hours. The resolution stated that such compensation did not include damages to customer facilities and/or appliances, which were to be dealt with in accordance with a specific procedure.

Edenor filed a direct appeal with the Appellate Court in Contentious and Administrative Federal Matters No. 1, requesting that such resolution be declared null and void. Additionally, Edenor filed a petition requesting injunctive relief aimed at suspending the application of the fine imposed until a decision on the direct appeal is issued.

On July 8, 2011, Edenor was requested that process be served on the ENRE. On October 28, 2011, the court denied the request for injunctive relief. As a consequence, Edenor filed a Federal Extraordinary Appeal with the Supreme Court which was dismissed. Edenor then filed another appeal with the Supreme Court (“Recurso de Queja por apelación denegada”) requesting review of the rejected federal extraordinary appeal, which as of the date of this annual report had not been resolved.

On April 24, 2013, Edenor was notified of the decision of the Appellate Court in Contentious and Administrative Federal Matters No. 1 to deny direct appeal filed by Edenor. On May 3, 2013 and May 13, 2013, Edenor filed an Ordinary Appeal and a Federal Extraordinary Appeal, respectively, with the Supreme Court. On November 7, 2014, Edenor’s Ordinary Appeal was rejected and Edenor’s Federal Extraordinary Appeal, partially granted. Edenor timely submitted an extraordinary appeal on account of the partially denied appeal (“Recurso de Queja por Recurso Extraordinario Denegado”).

As of December 31, 2016, the provision recorded in relation to the aforementioned compensations amounted to Ps.52 million, including principal amount and accrued interest.

On June 28, 2013, Edenor initiated a legal action against the Ministry of Planning, Public Investment and Services pursuant to the acknowledgment process and benefit of litigation without expenses, both entertained by the National Court of First Instance in Federal Administrative Claims Tribunal No. 11 (Juzgado Nacional de Primera Instancia en lo Contencioso Administrativo Federal No 12). Edenor claimed a breach by the Argentine Government of the agreed terms under the Adjustment Agreement and sought compensation for damages.

On November 22, 2013, Edenor amended the complaint so as to claim additional damages as a consequence of the Argentine Government’s omission to perform the obligations under the aforementioned “Adjustment Agreement”. On February 3, 2015, the court hearing the case ordered that notice of the complaint be served to be answered within the time limit prescribed by law, which was answered by the Argentine Government. Subsequently, Edenor informed the Court of the issuance of SE Resolution No. 32/2015 as new event (“hecho nuevo”), under the terms of Section 365 of the Federal Code of Civil and Commercial Procedure. After notice was served, the court rejected the treatment thereof as an “event”, holding Edenor liable for costs. Edenor filed an appeal, which was admitted “with a delayed effect” (i.e. the Appellate Court will grant or reject the appeal when deciding on the granting or rejection of the appeal against final judgment). On December 4, 2015, Edenor requested the suspension of the procedural time-limits under the terms of section 157 of the Federal Code of Civil and Commercial Procedure, in accordance with the provisions of SE Resolution No. 32/2015, notice of which has been served upon the defendant. On February 16, 2016, Edenor reiterated the request due to the revocation of SE Resolution No. 32/2015. As of the date of this annual report, the procedural deadlines are suspended until May 17, 2017, as agreed by the parties.

The motion to litigate without liability for court fees or costs, which was filed on July 2, 2013, is at the discovery period and the period for the parties to put forward their arguments on the merits of the evidence produced has begun. As of the date of this annual report, Edenor has requested the suspension of the procedural time-limits.

In December 2015, Edenor filed a petition for a declaratory judgment and requested injunctive relief with the City of Buenos Aires Courts in Contentious and Tax-Related Matters (Fuero Contencioso Administrativo y Tributario de la Ciudad de Buenos Aires), in connection with a claim by the City of Buenos Aires against Edenor with respect to an alleged local tax liability (relating to the Study, Review and Inspection of Works in Public Spaces Fees, the “TERI”). The injunctive relief requested aims at suspending the foreclosure proceedings initiated by the City of Buenos Aires and avoiding an attachment on Edenor’s assets. As of the date of the filing of the petition, the City of Buenos Aires’ claim amounted to Ps.28.8 million.

In Edenor’s opinion, such local taxes are not applicable to it under federal regulations and case law. Edenor’s management and its external counsel understand that there are reasonable grounds to believe that Edenor should prevail on this matter.

In May 2012, Edenor filed the original minimum presumed income tax return for fiscal period 2011 with no assessed tax amount in the understanding that the payment of the tax for fiscal period 2011 when Edenor’s cumulative income tax losses carry forward amounted to Ps. 258 million, violated recognized constitutional guarantees and reflected its lack of payment capacity in relation to the taxes levied on income, such as the Minimum presumed income tax. This situation was duly informed to the AFIP.

At the same time, in accordance with the terms of Section 322 of the CPCCN, Edenor filed a declaratory judgment action (“acción declarativa de certeza”) with the Federal Court against the Argentine Government, AFIP – DGI, with the aim of obtaining a declaratory judgment as to whether or not the minimum presumed income tax related to fiscal period 2011 applied in the sense resolved by the CSJN in the “Hermitage” case on June 15, 2010. In this case, the Supreme Court had declared that this tax was unconstitutional as it was deemed confiscatory.

Subsequently, the Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 7 rejected the action requested by Edenor, decision which was ratified by the Court of Appeals.

Faced with this situation, and in order to avoid possible attachments or prohibitions to dispose of property that could affect the normal development of its activities for the provision of the public service, Edenor decided to rectify the minimum presumed income tax return for fiscal period 2011 and adhere to the easy payment plan implemented by AFIP General Resolution No. 3,451.

On November 19, 2015, by means of administrative proceedings DJ/36/14 initiated by the AFIP, Edenor is accused of and fined for the filing of an inaccurate minimum presumed income tax return for fiscal period 2011.

On December 30, 2015, Edenor filed a post-judgment motion for reversal with the tax authority, requesting that the administrative proceedings be revoked, the fine imposed be annulled and the respective records be filed.

As is evident from the preceding paragraphs, it was not Edenor’s intention to cause any harm whatsoever to the national treasury, particularly considering that a rectifying tax return has been filed.

Additionally, and as provided for in Law No. 27,260, the fines and other penalties related to substantive obligations accrued as of May 31, 2016 will be automatically waived by operation of the law unless they have become final at the date on which the referred to Law came into effect, or the main obligation had been settled as of that date.

Legal Proceedings

Tax on minimum presumed income

Tax refund claim

The Company and CTLL have filed different petitions for refund against AFIP – DGI for the application of the minimum presumed income tax corresponding to the fiscal years 2008 and 2009 and, CPB, corresponding to the income tax payable for fiscal years 2002. This claim seeks the refund of Ps.25 million, including the recovery of payments recorded and the reversal of the payment made on account of the offsetting of several fiscal credits.

As AFIP did not answer the claim, the Company and certain subsidiaries brought the tax refund claim before a National First Instance Administrative Litigation Court and simultaneously requested the granting of interim injunctive relief so that AFIP refrains from demanding payment or instituting tax execution proceedings or lock action against the companies.

On August 25, 2016 CTLL obtained a favorable ruling by the Chamber of Appeals, which confirmed the first instance decision sustaining the refund claim.

The Company considers it has a high probability of obtaining a favorable final and conclusive ruling.

Declaratory relief

The Company and its subsidiaries filed a petition for declaratory relief pursuant to Section 322 of the Federal Code of Civil and Commercial Procedure against AFIP in order to obtain assurance as to the application of the minimum notional income tax for the fiscal years 2010, 2011, 2012, 2013, 2014 and 2015 based on the decision by the Supreme Court of Justice of Argentina passed on June 15, 2010 (“Hermitage” case).

In this precedent, the Court had declared this tax unconstitutional since it may be considered unreasonable under certain circumstances and since it breaches the tax capacity principle.

Furthermore, the Company and certain subsidiaries have requested the granting of interim injunctive relief so that AFIP may refrain from demanding payment or instituting tax execution proceedings on the tax for the fiscal years mentioned. The Court overseeing the proceedings decided to reject the precautionary measures, a decision that was appealed by the Company and certain subsidiaries.

On March 31, 2017, CTLL and EASA adhered to a moratorium in accordance with Law 27,260 in those claims regarding tax fiscal years 2011 (EASA), 2012, 2014 and 2015 (CTLL).

Environmental proceedings

The company is currently involved in 39 environmental proceedings, including administrative and legal claims. Among these, stands out the lawsuit filed by the Asociación de Superficiarios de la Patagonia Austral (ASSUPA) against a number of companies that perform their activity in exploration and exploitation of hydrocarbons in the Neuquén and Austral basin. The core of the claim is to restore the environment to the state previous the hydrocarbons exploration, exploitation, production, storage and transport activities were performed by the defendants, and the prevention of potential environmental damages in those basins. In regards with the Neuquén basin case, the proceeding is currently suspended by the Supreme Court of Justice, whilst the case related to the Austral basin is pending notification of some of the defendants.

Another relevant legal case to these effects is the lawsuit instituted on the basis of an alleged contamination of the Matanza Riachuelo basin, currently in process before the Supreme Court of Justice. This lawsuit has been filed against the National State, the Province of Buenos Aires, the City of Buenos Aires and 38 companies that possess activities in the basin. On July 8, 2008, the highest national court held that it was incompetent to judge individual claims, but competent regarding the claim on prevention, restoring and redress of the collective damage, adjudicating to the National State, the Province of Buenos Aires, the City of Buenos Aires and the CoFeMa, the elaboration of an integrated plan containing the environmental regulation, the control over anthropic activities, the study on the environmental impact of the sued companies, a program on environmental education and a program on environmental information. In spite of the fact, the Supreme Court of Justice delegated to a Federal Court the effective control of the sentence just mentioned, the process related to the damage redress and adjudication of liabilities still remains under its jurisdiction.

Within the province of Buenos Aires, a group of fishermen of the Bahía Blanca refinery filed a numerous amount of petitions before a National Court of First Instance in Federal Contentious and Administrative Claims, requesting both substantial damage to property and collective damages. Every action, is currently going through the evidentiary stage.

Income Tax

HIDISA and HINISA have assessed their income taxes for fiscal years 2012 - 2015 and CTG for the fiscal year 2015, taking into consideration the application of the inflation adjustment mechanisms set forth in Title VI of the Income Tax Act, the update of property, plant and equipment amortizations (Sections 83, 84 and 89), a cost restatement on account of the disposal of shares and mutual funds quotas (Sections 58, 61 and 89), and the update of intangible assets amortizations (Sections 81.c, 84 and 89, and Section 128 of its regulatory decree), to such effect using the IPM published by INDEC, until October 2015 and the index of consumer prices City of Buenos Aires (IPCBA) for the November-December 2015 period, based on the similarity with the parameters put forward in the matter of “Candy S.A.” heard by the Argentine National Supreme Court of Justice, which on July 3, 2009 ruled for the application of the inflation adjustment mechanism.

As of December 31, 2016 and until this issue is finally and conclusively resolved, HIDISA, HINISA and CTG will hold a provision for the additional income tax liabilities assessable for fiscal years mentioned in case the inflation adjustment had not been deducted. This provision amounts to Ps. 165,3 million including compensatory interest and was disclosed in the line “Income tax liability and minimum notional income tax non-current”.

On March 31, 2017, CTG adhered to a moratorium in accordance with Law 27,260 regarding the income tax for the fiscal year 2015 mentioned above, giving up the application of the inflation adjustment mechanism for that specific fiscal year.

Tax and Customs Proceedings

The Company has 402 tax claim proceedings opened, whose aggregate value amounts to Ps. 1.300 million. Besides that, the Company acts as plaintiff in 20 lawsuits against AFIP – DGA, before both the National Specialized Tax Tribunal (Tribunal Fiscal de la Nación) and Federal Courts on Contentious and Administrative Claims, for an amount of Ps. 136 million. The Company adhered to a moratorium for certain claims. The Company adhered to a moratorium reducing the cases to 394.

In the customs field, the Company has 235 claims from AFIP – DGA, before both the National Specialized Tax Tribunal (Tribunal Fiscal de la Nación) and Federal Courts on Contentious and Administrative Claims, for an amount of Ps. 1.129 million.

Among those claims, there is one in which Pampa was charged with an infringement of misreporting (Article 954, Customs Code) on the occasion of importing a turbine to our Plant Genelba, supplied by Siemens Germany, fact that was detected at the arrival of the merchandise to the Republic of Argentine. The amount claimed by the State for tax evasion, penalty fees and interests, was by December 31, 2016, approximately Ps. 240 million.

On March 31, 2017, Pampa adhered to the regularization regime (moratorium) provided for Law No. 27,260 in relation to certain tax claims and provisions. Pampa related liabilities were mainly attributable to contingencies identified in the Acquisition’s process including interpretation differences with the Argentine tax authority regarding i) the time of recording well abandonment expenses for income tax purposes, ii) the exemption from the Tax on Personal Assets as Substitute Taxpayer for the shareholder PPSL; iii) the Tariff heading used by Pampa for certain exported products; and iv) inaccurate customs regarding the importation of a turbine supplied by Siemens Germany, including certain spare parts that had not been required nor declared by Pampa. In relation to the last matter described before, Pampa entered into an agreement with Siemens pursuant to which Pampa will receive the reimbursement of related incurred costs. As of December 31, 2016 the carrying amount of the matters that were included in the moratorium amounted to Ps. 1,283.3 million and Ps. 667.9 million disclosed as provisions and tax payables, respectively.

As the adhesion to the regularization regime provided for benefits of releasing tax fines and reducing compensatory interests, the Company has recorded on March 31, 2017 a net gain of approximately Ps. 300 million, which in turn, generated the payment of approximately Ps. 171 million to Petrobras Brazil as contingent consideration payable in accordance to the share purchase agreement for the Acquisition.

Claims on naphtha exports

We face legal actions against the State, where AFIP – DGA charged us with the infringement of misreporting, on the basis of the Section 954 (1.a) of the Customs Code. The plaintiff alleged that the exported naphtha during the previous years should had been levied with a higher aliquot. The outcome of these cases will depend mostly on the interpretation the enforcement authority, the National Specialized Tax Tribunal, gives to the norm. We adhered to a moratorium in the case before the TFN and in those cases where an administrative summary has been issued against the company where the chances of proving that the naphtha had been exported with a non-petrochemical destination is hardly probable.

Claim against the Ecuador Republic

Currently, EcuadorTLC, controlled by us, jointly with its partners, is facing an arbitration against the Ecuador Republic, in which the corporation demands the State a compensation for the damages generated by the breach of the participation agreement, the unified covenant and its amendment contracts, what implied the failure to pay of the investments agreed on. The arbitration proceeding are conducted under UNCITRAL rules, with a tribunal based in Santiago de Chile and under the Law of the Ecuador Republic, and the amount claimed reaches U.S.$. 839,4 million. As of December 31, 2016, we recorded Ps. 850 million to be recovered from the Ecuadorian State under the provisions of the Amendatory Agreements, excluding any accrued interest, as we believe that it is not possible to determine with certainty the interest rate to be applied.

Claim against the Province of Neuquén

As a consequence of the decree of expiration of the concession issued by the government of the Province of Neuquén, we initiated a legal action for a certainty statement at the originating competence of the Supreme Court of Justice. At the time of the judgment, the parties agreed to a plan that would lead to the withdrawal of the case. Currently, the parties keep negotiating about the implementation of the plan, while procedural deadlines are suspended. The case is suspended for a 20 day period (started on April 3, 2017 by decision of both parties).

Claim against the Province of La Pampa (Medanito SE – Jagüel de los Machos)

The Province of La Pampa has declared the termination of the concession agreements without giving he company any right to extend them, having its actions on the Hydrocarbons National Law. In addition, the Province of La Pampa requested the building of a high-voltage line, as well as the transfer of a hydrocarbons treatment facility located in the Province of Rio Negro. The dispute is currently in administrative instance. The Company appealed the resolution, which was not favorable to its interests before the Superior Court of Justice of the La Pampa Province.

Arbitration Oil Combustibles SA ("OIL")

In December 2010, OIL and Petrobras Argentina have signed a contract committing itself to selling virgin naphtha and octanicas basis for a period of 15 years to Petrobras, called "Supply Framework Agreement".

In April 2015, the firm OIL initiated an arbitration before the International Chamber of Commerce (ICC) against Petrobras Argentina, considering that by extraordinary and unforeseeable reasons the aforementioned Agreement became too onerous for OIL.

On March 31, 2017, the parties agreed to terminate the arbitration, stating that they have no more claims with each other.

Dispute with Oiltanking Ebytem S.A.

The corporation Oiltanking Ebytem S.A. initiated an arbitration against us before the Buenos Aires Stock Exchange Arbitral Tribunal, requesting the enforcement of the payment clause with bonds abroad due to the impossibility of access to the currency free exchange market, in relation to one portion of the whole contract. In addition, the plaintiff demanded an adjustment to take into account the difference between the value of the Dollar taken for the purposes of the settlement payments expressed in that currency and the sale price of the bonds abroad. The claim is currently in the evidentiary stage and the plaintiff did not determinate the amount of its claim.

DIVIDENDS

In accordance with the provisions of the Argentine Personal Asset Tax Law, we are required to pay the personal asset tax, payable by all of our shareholders who are subject to the tax to the AFIP as of December 31 of each year. Although the law permits companies to recover the amounts paid, recovery can be burdensome. In practice, companies usually bear the cost of this tax, which adversely affects their results and does not generate any income tax deduction.

We did not declare any dividends for the fiscal years ended on either December 31, 2013, December 31, 2014, December 31, 2015 or December 31, 2016.

Although we do not have a formal dividend policy, we could decide to pay dividends in the future in accordance with applicable law and based on various factors then existing. See “Item 10. Additional Information— Dividends and Paying Agents.”

SIGNIFICANT CHANGES

There are no significant changes to the financial information included in the most recent audited consolidated financial statements contained in this annual report.

Item 9. The Offer and Listing

TRADING HISTORY

Our capital stock is comprised of common shares, with a par value of Ps.1.00 each. Each share entitles the holder thereof to one vote at shareholders’ meetings. All outstanding shares are fully paid in and our common shares have been listed on the Buenos Aires Stock Exchange since 1947. Since October 9, 2009, our ADSs have been listed on the NYSE. The ADSs have been issued by the Bank of New York as depositary. Each ADS represents 25 common shares.

Shares

Our common shares are currently traded on the Buenos Aires Stock Exchange under the symbol “PAMP”, and our ADSs are traded on the NYSE under the symbol “PAM”.

The following table sets forth, for the years indicated, the reported high and low sales prices as well as the average daily trading volume of our shares traded on the Buenos Aires Stock Exchange, and of our ADSs traded on the NYSE:

		Buenos Aires Stock Exchange					New York Stock Exchange
		Pesos per Share			Average Daily Trading Volume		U.S. dollars per ADS		Average Daily Trading Volume

		High		Low	Pesos		High	Low	U.S. dollars

2012(1)	Ps.	2.18	Ps.	0.80	Ps.	1,184,651	U.S.$ 11.69	U.S.$ 3.00	U.S.$	454,008
2013(1)		2.58		0.90	3,356,654		6.93	2.85		590,880
2014(1)		6.50		1.70	7,153,698		11.96	3.96		1,962,936
2015(1)		16.50		4.32	12,680,872		26.87	9.10		3,522,741
2016(1)		23.20		9.65	21,213,181		37.11	17.52		3,533,019

The following table sets forth, for the periods indicated, the reported high and low sales prices as well as the average daily trading volume of our shares traded on the Buenos Aires Stock Exchange, and of our ADSs traded on the NYSE:

The following table sets forth, for the months indicated, the reported high and low sales prices as well as the average daily trading volume of our shares traded on the Buenos Aires Stock Exchange, and of our ADSs traded on the NYSE:

(1)                              Values provided by Bloomberg.

(2)                              Values available for our ADSs from October 9, 2010, the first trading date on the NYSE.

(3)                              As of April 24, 2017.

Trading History of Petrobras Argentina’s Shares and ADSs

The PESA ADSs, each representing ten Class B shares, are listed on the NYSE under the trading symbol “PZE.” The PESA ADSs began trading on the NYSE on September 30, 2009 following the completion of the merger and exchange of shares between PESA and PEPSA, and were issued by Citibank, N.A. as depositary. Petrobras Argentina’s Class B shares have been listed on the Buenos Aires Stock Market since 1956. Currently the trading symbol thereof is “PESA.”

The following tables set forth, for the periods indicated, the reported high and low sales prices as well as the average daily trading volume of Petrobras Argentina’s shares traded on the Buenos Aires Stock Exchange, and of the PESA ADSs traded on the NYSE:

(1)   Values provided by Bloomberg.

 (2) Represents the average of the lowest and highest daily rates from April 1 through April 24, 2017.

Petrobras Argentina ADSs

The PESA ADS’s depositary has informed us that, as of March 31, 2017, there were approximately 11,299,250  million outstanding The PESA ADSs. See “Item 12. Description of American Depositary Shares-Description of American Depositary Shares”.

THE ARGENTINE SECURITIES MARKET

Trading on the Mercado de Valores de Buenos Aires

Trading in the Argentine securities market

Pursuant to the provisions of the New Capital Markets Law No. 26,831 (“CML”), securities market in Argentina is comprised of several markets that require authorization from the CNV to operate (the “Authorized Markets”), including the MERVAL, the Mercado Abierto Electrónico S.A., the Mercado Argentino de Valores S.A., the Mercado de Valores de Córdoba S.A., the Mercado a Término de Rosario S.A., among others. The CML allows the authorized Markets to delegate certain of its duties and rights as a market to other qualified entities, as previously authorized by the CNV. Securities listed on these exchanges include corporate equity, bonds and government securities.

Prior to the issuance of the CML, the BASE was the principal and longest-established exchange in Argentina and is currently the fourth largest exchange in Latin America in terms of market capitalization. The BASE began operating in 1854 and accounted for approximately 95% of all equity trading in Argentina. In addition, through separate agreements with the BASE, all of the securities listed on the BASE could be listed and subsequently traded on the Córdoba, Rosario, Mendoza, La Plata and Santa Fe exchanges, by virtue of which many transactions originating on these exchanges related to BASE-listed companies and were subsequently settled in Buenos Aires. With the enactment of the CML, securities listed on the BASE are now listed on the MERVAL.

Although companies may list all of their capital on the MERVAL or any other Authorized Market, controlling shareholders in Argentina typically retain the majority of a company’s capital stock, resulting in a relatively small percentage of active trading of the companies’ stock by the public on any such Authorized Market.

Argentina’s equity markets have historically been comprised of individual investors, though in the past years, there has been an increase in the level of investment by institutional investors in these markets. The participation of the Administración Nacional de la Seguridad Social (ANSES) as equity holder in Argentine publicly traded companies after the elimination of the Argentine pension funds resulted in a decrease in the trading of equity in the MERVAL; however, Argentine fondos comunes de inversión (mutual funds), insurance companies and other institutional investor continue sustaining trading in the MERVAL. For the year ended December 31, 2016, the MERVAL registered its highest traded shares volume in the last 10 years, Ps. 1,33 billion.

The MERVAL is the largest authorized market in Argentina. Pursuant to Resolution No. 17,501, the CNV authorized the MERVAL to operate as an Authorized Market, and allowed MERVAL to delegate certain of its rights and duties as a market in the BASE, including without limitation, the right to authorize the listing of issuers and securities in the MERVAL, and the right to publish the daily market gazette.

Trading on the MERVAL is conducted either through the traditional auction system from 11:00 a.m. to 5:00 p.m. on trading days, or through the Sistema Integrado de Negociación Asistida por Computación (Computer-Assisted Integrated Negotiation System, or SINAC). SINAC is a computer trading system that permits trading in both debt and equity securities and is accessed by brokers directly from workstations located in their offices. Currently, all transactions relating to listed negotiable obligations and listed government securities can be effectuated through SINAC. In order to control price volatility, MERVAL imposes a 15-minute suspension on trading when the price of a security registers a variation in price between 10% and 15% and between 15% and 20%. Any additional 5% variation in the price of a security will result in additional 10-minute successive suspension periods.

In September 2016 the shareholders of MERVAL and the BASE entered into a framework agreement to create Bolsas y Mercados Argentinos S.A. (“BYMA”) for purposes of operating a stock market in accordance with the requirements of the newly enacted CML and in order to incorporate the Argentine Stock Exchange System (SBA). The new company will be incorporated as a result of a spin-off of certain assets of MERVAL relating to its stock market business and shall be further capitalized by BASE. Further, MERVAL and the BASE entered into a memorandum of understanding with (i) Mercado de Valores de Córdoba S.A., to integrate the stock market of Córdoba into a federal stock market managed by BYMA , and (ii) several brokers of the city of Santa Fe, Province of Santa Fe, for them to act within such federal market. On December 29, 2016, the CNV authorized BYMA and on January 2, 2017, IGJ and CNV authorized the creation and operation of BYMA.

BYMA will incorporate 100% of Caja de Valores ’equity, and as a result, the operating cycle of the capital market industry will be vertically integrated. At the technological level, BYMA acquired the Millennium Stock Exchange platform belonging to the London Stock Exchange group as a sign of its innovative vocation and with the aim of providing the best attention to its participants and investors. Millennium, a leading global technology provider in trading and post-trading software, currently serves the London, Milan, Oslo and Johannesburg Stock Exchanges, among others.

Sixty percent of its capital stock will be held by shareholders of MERVAL and the other 40 percent will be owned by BASE, which will have to divest 20 percent before the end of the year.

As of the date of this annual report, MERVAL is operating on account and order of BYMA until obtains the necessary authorizations, as established in current regulations. When BYMA is in position to develop its corporate purpose, it will start operating directly and will be deemed to be a continuation of the MERVAL in its market activity and clearinghouse.

Regulation of the Argentine securities market

The Argentine securities market is regulated and overseen by the CNV, pursuant to Law No. 26,831, as well as stockbroker transactions, market operations, the public offering of securities, corporate governance matters relating to public companies and the trading of futures and options. Argentine insurance companies are regulated by a government agency, the Superintendencia de Seguros de la Nación, whereas financial institutions are regulated primarily by the Central Bank.

In Argentina, debt and equity securities traded on an exchange or the over-the-counter market must, unless otherwise instructed by their shareholders, be deposited with Caja de Valores S.A. (“Caja de Valores”), a corporation owned by the BASE, MERVAL and certain provincial exchanges. Caja de Valores is the central securities depositary of Argentina and provides central depositary facilities, as well as acting as a clearing house for securities trading and as a transfer and paying agent for securities transactions. Additionally, Caja de Valores handles the settlement of securities transactions carried out by the BASE and operates the computerized exchange information system mentioned above.

Despite a change in the legal framework of Argentine securities trading in the early 1990s, which permitted the issuance and trading of new financial products in the Argentine capital markets, including commercial paper, new types of corporate bonds and futures and options, and significant corporate governance regulations introduced in 2001 as further described below, there is still a relatively low level of regulation of the market for Argentine securities and investors’ activities in such markets and enforcement of them has been extremely limited. Because of the limited exposure and regulation in these markets, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the CNV has taken significant steps to strengthen disclosure and regulatory standards for the Argentine securities market, including the issuance of regulations prohibiting insider trading and requiring insiders to report on their ownership of securities, with associated penalties for noncompliance.

In order to improve Argentine securities market regulation, the Argentine Government issued Decree No. 677/2001 on June 1, 2001, which provided certain guidelines and provisions relating to capital markets transparency and best practices. Decree No. 677/2001 applied to individuals and entities that participate in the public offering of securities, as well as to stock exchanges. Further improvements to Argentine securities market regulations were introduced in December 2011 when the Argentine Congress enacted changes to the Argentine Criminal Code to include insider trading as a criminal offense. In addition, on November 29, 2012, the Argentine Government enacted the CML, which revoked law No. 17,811, and Decree No. 677/2001. However, CML incorporated most of the provisions established in those regulations. In this respect, the following key provisions of Decree No. 677/2001 have been incorporated into the CML, among others: the definition of the term “security”; corporate governance requirements, including the obligation for publicly-listed companies to have an audit committee composed of three or more members of the board of directors (the majority of which must be independent under CNV regulations); the regulation of market stabilization transactions under certain circumstances; regulation governing insider trading, market manipulation and securities fraud; and the regulation of going-private transaction and acquisitions of voting shares, including controlling stakes in public companies. In addition, the CML included relevant changes for the modernization and future design of the Argentine capital markets, such as granting regulatory powers and resources to the CNV, providing for a mandatory tender offer system and other provisions such as certain requirements for brokers/dealers and other market participants. These provisions were regulated by the CNV through Resolution No. 622/2013 and further modifications.

Before offering securities to the public in Argentina, an issuer must meet certain requirements established by the CNV with regard to the issuer’s assets, operating history and management, among others, and only securities for which an application for a public offering has been approved by the CNV may be listed on a stock exchange. Despite these requirements imposed by the CNV, CNV approval does not imply any kind of certification as to the quality of the securities or the solvency of the issuer, although issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements and various other periodic reports with the CNV and the stock exchange on which their securities are listed, as well as to report to the CNV and the relevant stock exchange any event related to the issuer and its shareholders that may affect materially the value or trading volume of the securities traded.

Item 10.  Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

Please see our registration statement under the Securities Act filed on Form 20-F on August 3, 2009.

Our shareholders’ meeting held on June 22, 2016, approved the amendment of article 4 of the Company's articles of incorporation with the purpose of incorporating the corporate purpose of Petrobras Argentina into Pampa. This amendment was registered with the IGJ under No. 20,530 of book 81 of joint-stock companies dated October 21, 2016. The amended corporate purpose is transcribed below:

The purpose of the Company is to carry out by itself, through third parties or associated with third parties, for its own account or third parties, in the country or abroad: (a) Industrial: 1) Operations intended for the generation, Transmission and distribution of electricity; 2) Exploring, exploiting, surveying, detecting, probing and drilling reservoirs, hydrocarbon and other areas and / or wells, as well as developing mining activities in general; 3) to buy, sell, lease and exploit drilling equipment, its spare parts and accessories and to enter into any contract, act and operations that are linked to mining; 4) To elaborate, to process, to industrialize, to buy, to sell, to import, to export and to transport hydrocarbons and its derivatives, own or of third, be liquid, solid or gaseous; 5) Hold all types of works contracts and / or services related to the previous activities. (B) Commercial: Commercial operations through the import, export, sale, transportation and distribution of products and merchandise related to electric power, mining production, including the performance or performance of representations, commissions, consignments and mandates. (C) Financial: Financial operations in general; Loans and / or capital contributions to individuals or companies, for business carried out or to be carried out; Granting of guarantees, guarantees and guarantees in favor of third parties; Sale and management of shares, public securities, debentures and other securities in any of the systems or modalities created or to be created, except for the operations included in the provisions of the Financial Institutions Law No. 21,526 (the "Financial Institutions Act "). (D) Investment: Investment activities in enterprises and in companies of any nature, in accordance with the limits established by the laws and regulations in force and subject to them; May form or participate in the formation of companies or acquire and hold shares in existing companies or to be created in the Republic of Argentine or abroad, participate in transitional unions, joint ventures, joint operations and consortiums. The Company may also acquire, develop and dispose of furniture and real estate of any kind for the purpose of investment, as well as tax the same and give and take them on location, concession or leasing. (E) Services: Provide services or mandates for themselves or for third parties. In order to comply, the Company has full legal capacity to acquire rights and contract obligations and to perform acts that are not prohibited by laws and by this statute.

Our shareholders’ meeting held on April 7, 2017, approved the amendment related to: (i) the updated of normative references, (ii) article 3, (iii) article 5, (iv) article 6, (v) incorporation of articles 6 and 11 bis, (vi) article 14, (vii) article 15, (viii) article 20, (ix) article 21, (x) the audit committee’s charter and (xi) article 33. As of the date of this annual report, the process to obtain the administrative approvals is pending. Once registered with the relevant authorities the amendment will be duly published in the SEC’s web site.

MATERIAL CONTRACTS

Not Applicable

EXCHANGE CONTROLS

Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. From December 1989 until April 1991, Argentina had a freely floating exchange rate for all foreign currency transactions, and the transfer of dividend payments in foreign currency abroad and the repatriation of capital were permitted without prior approval of the Central Bank. From April 1, 1991, when the Convertibility Law became effective, until December 21, 2001, when the Central Bank closed the foreign exchange market, the Argentine peso was freely convertible into U.S. dollars.

On December 3, 2001, the Argentine Government imposed a number of monetary and currency exchange control measures through Decree 1570/01, which included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad (including the transfer of funds to pay dividends) without the Central Bank’s prior authorization subject to specific exceptions for transfers related to foreign trade. In June 2003, the Argentine Government set restrictions on capital flows into Argentina, which mainly consisted of a prohibition against the transfer abroad of any funds until 180 days after their entry into the country.

In January 2002, the Argentine Government issued the Public Emergency Law and declared a state of public emergency in respect of its social, economic, administrative, financial and foreign exchange matters, authorizing the Argentine Government to establish a system to determine the foreign exchange rate between the Peso and foreign currencies and to issue foreign exchange-related rules and regulations. Within this context, on February 8, 2002, through Decree No. 260/2002, the Argentine Government established (i) the MULC through which all foreign exchange transactions in foreign currency must be conducted, and (ii) that foreign exchange transactions in foreign currency must be conducted at the foreign exchange rate to be freely agreed upon among contracting parties, subject to the requirements and regulations imposed by Central Bank. A summary of the main regulations is set forth below.

On June 9, 2005, through Decree No. 616/2005, the Argentine Government mandated that (i) all inflows of funds into the local foreign exchange market arising from foreign debts incurred by residents (including both individuals and legal entities in the Argentine private sector), other than those concerning foreign trade financing and primary issuances of debt securities offered to the public and listed on self-regulated markets, and (ii) all inflows of funds by non-residents channeled through the MULC and intended to be held in local currency for acquiring all types of financial assets or liabilities in the financial or non-financial private sector (except for foreign direct investments and primary issuances of debt securities and shares offered to the public and listed on self-regulated markets), as well as investments in securities issued by the public sector and acquired in secondary markets, had to meet the following requirements: (a) such inflows of funds could only be transferred outside the local foreign exchange market at the expiration of a term of 365 calendar days from the date of settlement of such funds into Pesos; (b) the proceeds of such inflows of funds had to be credited to an account in the local banking system; (c) a non-transferable and non-interest-bearing deposit for 30% of the amount of the transaction had to be kept in Argentina for a period of 365 calendar days, in accordance with the terms and conditions set forth in the applicable regulations (the “Deposit”); and (d) the Deposit had to be denominated in U.S. Dollars and held in Argentine financial institutions, and it may not be used to guarantee or serve as collateral for any type of credit transactions. The requirements of Decree No. 616/2005 were revoked as explained below.

On December 16, 2015, following the election of President Macri, the newly appointed Central Bank authorities issued Communication “A” 5850, which lifted the existing restrictions and, among other things, established free access to the MULC to purchase foreign currency for general purposes without requiring the Central Bank or the AFIP’s prior authorization, reduced the period in which incoming funds must remain in Argentina first from 365 calendar days to 120 calendar days and then abolish this requirement and also reduced the Deposit from 30% to 0%.

In August 2016, the Central Bank structurally modified the existing foreign exchange regulations, lifting many of the restrictions imposed on the transfer of funds abroad and on capital flows into Argentina. In this regard, the Central Bank’s regulations provide that Argentine individuals and legal entities do not need the Central Bank’s prior approval to acquire foreign currency used for investments abroad. This includes investment in real estate located abroad, loans to non-residents, direct investments made by Argentine residents abroad, portfolio investments made by Argentine residents abroad, other investments abroad made by Argentine residents, portfolio investments made by legal entities abroad, the purchase of foreign currency in Argentina, and the purchase of travelers checks and donations. Under the exchange regulations currently in force, there are no restrictions in respect of the repatriation of funds or investments by non-Argentine residents. The transfer abroad of dividend payments is currently authorized by applicable regulations to the extent that such dividend payments are made in connection with audited financial statements and are approved by a shareholders’ meeting.

These changes to the Argentine Government’s foreign exchange policies allow all individuals free access to the local foreign exchange market.

The Argentine Government may, in the future, impose additional controls on the foreign exchange market and on capital flows from and into Argentina, in response to capital flight or depreciation of the Peso. These restrictions may have a negative effect on the Argentine economy and our business if imposed in an economic environment where access to local capital is constrained. See “Risk Factors— The implementation of new exchange controls and restrictions on capital inflows and outflows could limit the availability of international credit and could threaten the financial system, adversely affecting the Argentine economy and, as a result, our business.”

Money Laundering

On April 13, 2000, the Argentine Congress passed Law No. 25,246, as amended by Laws No. 26,087, 26,119, 26,268 and 26,683 (the Money Laundering Law), which establishes an administrative criminal system and supersedes various sections of the Argentine Penal Code relating to money laundering. This law defines money laundering as crime, stating that a crime is committed whenever a person converts, transfers, manages, sells, encumbers, or otherwise uses money, or any other assets, connected with a crime in which that person has not participated, with the possible result that the original or substituted assets may appear to be of a legitimate origin, provided the applicable amount of money or value of the relevant assets exceeds Ps.300,000, whether such amount results from one or more transactions.

In addition, the Money Laundering Law created the Unidad de Información Financiera (“UIF”), which is charged with the handling and the transmission of information in order to prevent the laundering of assets originating from: (i) Crimes related to illegal trafficking and commercialization of narcotics (Law No. 23,737); (ii) Crimes related to arms trafficking (Law No. 22,415); (iii) Crimes related to the activities of an illegal association as defined in Article 210 bis of the Penal Code; (iv) Illegal acts committed by illegal associations (Article 210 of the Penal Code) organized to commit crimes for with political or racial objectives; (v) Crimes of fraud against the Public Administration (Article 174, Section 5 of the Penal Code); (vi) Crime against the Public Administration under Chapters VI, VII, IX and IX bis of Title XI of Book Two of the Penal Code; (vii) Crimes of underage prostitution and child pornography under Articles 125, 125 bis, 127 bis and 128 of the Penal Code; and (viii) Crimes related to terrorism financing (Article 213 quarter of the Penal Code).

Argentina’s Money Laundering Law, like other international money laundering laws, does not designate sole responsibility to the Argentine Government for the monitoring of these criminal activities, but rather also delegates certain obligations to various private sector entities (including the Company) such as banks, stockbrokers, stock market entities and insurance companies. These obligations essentially consist of information gathering functions.

In addition, the Central Bank regulations require that Argentine banks undertake certain minimum procedures to prevent money laundering. CNV regulations also require that the issuers and traders of publicly traded securities in Argentina and those persons participating in financial trusts and common investment funds subject to the CNV’s control comply with certain obligations and requirements relating to money laundering prevention and to the suppression of the financing of terrorism.

Financial entities must inform UIF about any suspicious or unusual transaction, or transactions lacking economical or legal justification, or being unnecessarily complex. The Central Bank publishes a list of “non-cooperating” jurisdictions. The UIF has regulated the duty to report through Resolutions 229/2011. In addition, it has established guidelines and internal procedures for unusual or suspicious transactions, which must be implemented by financial institutions and other entities.

CNV regulations provide that entities involved in the public offering of securities (other than issuers), including, among others, underwriters of any primary issuance of securities, must comply with the standards set by the UIF. In particular, they must comply with the obligation regarding customer identification and required information, record-keeping, precautions to be taken to report suspicious operations, policies and procedures to prevent money laundering and terrorist financing. With respect to issuers (such as the Company), CNV regulations provide that any entity performing significant capital contributions or loans must be identified, whether or not a shareholder at the time of the contributions, and must meet the requirements for general participants in the public offering of securities, provided in the CNV regulations and the UIF regulations, especially with regards to the identification of such persons and to the origin and legality of the funds and loans provided.

On June 1, 2011, the Argentine Congress adopted law 26,683. Pursuant to such law, money laundering is now an autonomous crime and self-money laundering is also punished. The law also extended the reporting obligations to certain private sector parties not obliged before, and also extended from 30 to 150 days the lapse of time within which certain private entities are required to report suspicious activities or operations, in order to permit those entities to analyze transactions and operations in more detail before reporting them to the relevant authorities.

Pursuant to the same understanding that underlies the norm aforementioned, in 2012, the office of the Attorney General issued the Resolution No.914/12, under which was created the prosecution office specialized in economic crimes and money laundering (Procuraduría de Criminalidad Economica y Lavado de Activos –PROCELAC-). Given the fact, the PROCELAC has no competence to punish, its main role consists in providing collaboration to the Federal Prosecutors in the crime investigation and in receiving complaints for the purpose of assessing the initiation of preliminary investigations. As of the date of this annual report, the head of the PROCELAC is Gabriel Perez Barberá.

In February 2016, the National Executive Office issued Decree No. 360/2016, through which it creates, under the jurisdiction of the Ministry of Justice and Human Rights, and directly dependent on its leadership, the “National Coordination Program in the Fight against Money Laundering and Terrorist Financing,” with the mission of reorganizing, coordinating and strengthening the national anti-money laundering system and against the financing of terrorism, attending to the specific risks that could impact national terrorism and effective global exigencies in compliance with international obligations and recommendations established by the United Nations Conventions and the standards of the Financial Action Task Force (“FATF”). By virtue of Article 6 of Decree No. 360/2016, the UIF will act as the coordinator in the material operation of the national, provincial and municipal order in the strict compliance of its duties as a financial information organization.

Resolution No. 121/2011 issued by the UIF (“Resolution 121”), as amended by Resolutions No. 1/2012, 2/2012, 140/2012, 68/2013 and 03/2014, 195/2015, 196/2015, 94/2016, 104/2016, 141/2016 and 4/2017, is applicable to financial entities subject to Law No. 21,526, to entities subject to the Law No. 18,924, as amended, and to natural and legal entities authorized by the Central Bank to intervene in the purchase and sale of foreign currency through cash or checks issued in foreign currency or through the use of credit or payment cards, or in the transfer of funds within or outside the national territory (the “Obligated Parties to Resolution 121”), and Resolution No. 229/2011 of the UIF (“Resolution 229”), as amended by Resolutions No. 140/2012, 03/2014, 195/2015,196/2015, 94/2016, 104/2016, 141/2016 and 4/2017, is applicable to brokers and brokerage firms, companies managing common investment funds, agents of the over-the-counter market, intermediaries in the purchase or leasing of securities affiliated with stock exchange entities with or without associated markets, and intermediary agents registered on forwards or option markets regardless of the object (the “Obligated Parties to Resolution 229”). Resolution 121 and Resolution 229 regulate, among other matters, the obligation to collect documentation from clients and the terms, obligations and restrictions for compliance with the reporting duty regarding suspicious money laundering and terrorism financing operations.

Resolution 121 and Resolution 229 set forth general guidelines in connection with the client’s identification (including the distinction between occasional and regular clients), the information to be requested, the documentation to be archived and the procedures to detect and report suspicious transactions.

In addition, the CNV rules, under Title XI of “Prevention of Money Laundering and Terrorist Financing,” establish that brokers and brokerage firms, and companies managing common investment funds, agents of the over-the-counter market, intermediaries in the purchase or lease of securities affiliated with stock exchange entities with or without associated markets and intermediary agents registered on forwards or option markets, and individuals or legal entities acting as trustees, for any type of trust fund, and individuals or legal entities, owners of or related to, directly or indirectly, with trust accounts, trustees and grantors in the context of a trust agreement, shall comply with Law No. 25,246, the UIF’s rulings and the CNV’s regulations. Additionally, companies managing common investment funds, any person acting as placement agent or performing activities relating to the trading of common investment funds, any person acting as placement agent in any primary issuance of marketable securities, and any issuer with respect to capital contributions, irrevocable capital contributions for future issuances of stock or significant loans, must also comply with such regulations.

In September 2016, the Central Bank Communication “A” 6060 entered into force and established that when existing clients cannot comply with identification and know-your-customer procedures in accordance with applicable regulations, it will be necessary to carry out a risk analysis in order to evaluate whether to continue the relationship with the client. The criteria and procedures to be applied to this process must be described by the financial entities in their internal risk management manuals governing prevention of money laundering and terrorist financing. If it is necessary to begin the process of discontinuing a transaction, it will be necessary to observe the procedures and existing terms of the rules of the Central Bank applicable to the product(s) contracted by the client(s). The obligated parties must save, for a period of 10 years, the written procedures applied in each case regarding the discontinuation of the client transaction.

Non-compliance with the requirements established by the Central Bank to access the domestic exchange market for transactions of purchase and sale of values of all types constitute an infringement subject to the criminal foreign exchange regime.

Additionally, in November 2016, the Central Bank Communication “A” 6094 established that the regulations of the prevention of money laundering, terrorist financing and other illicit activities issued by the Central Bank must also be complied with by the foreign representatives of the financial entities that are not authorized to operate in Argentina.

Lastly, through Law No. 27,260 and Decree No. 895/2016, the UIF was granted the ability to communicate information to other public entities with intelligence or investigative capabilities, making it clear that it could only do so with a prior reasoned decision of the president of the UIF and only with precise and serious indications of the commission of any of the crimes contemplated in the Prevention of Money Laundering Law. The communications of the UIF will include the transfer of the confidentiality obligation established in Article 22 of the Prevention of Money Laundering Law, holding the officials of the entities receiving the confidential information who disclose such confidential information liable for the penalties established therein. It was made clear that the UIF does not exercise the ability referenced in cases related to voluntary and exception declarations made under Law No. 27,260.

TAXATION

The following summary contains a description of the principal Argentine and U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase common shares or ADSs. The summary is based upon the tax laws of Argentina and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change. Investors should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of common shares or ADSs.

Although there is at present no income tax treaty between Argentina and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of common shares or ADSs.

Argentine Tax Considerations Capital gains tax

Resident individuals

The Law No. 26,893 provides for the taxation of resident individuals’ income resulting from the purchase and sale, exchange or other disposition of shares not listed on stock exchanges or securities markets as authorized by the CNV, irrespective of the frequency or regularity of such operations. This income is subject in all cases to the 15% tax rate.

Foreign beneficiaries

Pursuant to the Law No. 26,893, all income resulting from the purchase and sale, exchange or other disposition of shares and other securities earned by foreign beneficiaries will be subject to the Income Tax, whether they are listed on stock exchanges or securities markets and/or have an authorization for public offering or whether they do not meet such requirements. These provisions will apply to foreign individual and legal entities at a 15% rate on the net capital gain or at a 13.5% rate on the gross price.

Notwithstanding the above, based on certain tax precedents, there may be support to argue that gains obtained by foreign beneficiaries from the disposal of ADSs should be regarded as foreign source income and, therefore, not subject to Argentine income tax. As this is a controversial issue, a case by case analysis is required.

Local entities

Capital gains obtained by Argentine entities in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina derived from the sale, exchange or other disposition of our common shares or ADSs are subject to income tax at the rate of 35%. Losses arising from the sale of our common shares or ADSs can be applied to offset such income.

Dividends tax

Dividends paid on our shares or ADSs in excess of the Company’s taxable accumulated income for the previous fiscal period, whether in cash, property or other equity securities, and any other payment in kind, are subject to income tax withholding at the rate of 35% in respect of such excess ("Equalization Tax"). This is a final tax and it is not applicable if dividends are paid in shares (acciones liberadas).

With respect to dividends paid to shareholders residing abroad, such withholding may be reduced by a tax treaty between Argentina and their country of residence. See “Tax Treaties”below.

Capital reductions and other distributions

Capital reductions and redemptions of our shares and ADSs are not subject to income tax up to an amount equivalent to the contributed capital corresponding to the shares and ADSs to be redeemed. Any distribution exceeding this amount, however, will be considered as a dividend for tax purposes and subject to withholding tax at the rate of 35% (as described above).

Personal assets tax

Argentine entities, such as us, have to pay the personal assets tax corresponding to Argentine and foreign individuals and foreign entities for the holding of our shares at December 31 of each year. The applicable tax rate is 0.5% and is levied on the equity value, or the book value, of the shares arising from the last balance sheet. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine individuals and/or foreign shareholders or by withholding dividend payments. However, our Company has obtained an exemption based on Law No, 27.260 applicable to personal assets tax from 2016 to 2018.

Tax on Minimum Notional Income (Impuesto a la Ganancia Mínima Presunta or (“IGMP)

Companies domiciled in Argentina, partnerships, foundations, sole proprietorships, trusts, certain mutual funds organized in Argentina, and permanent business establishments owned by foreign persons, among other taxpayers, shall apply a 1% rate to the total value of assets held by such persons, above an aggregate nominal amount of Ps.200,000. Nevertheless, common shares and ADSs issued by entities subject to such tax are exempt from the IGMP. The reform introduced by Law No. 27,260 establishes this tax will not be applicable from 2019.

Gross Income Tax

The gross income tax is a local tax; therefore, the rules of the relevant provincial jurisdiction should be considered, which may levy this tax on the customary purchase and sale, exchange or other disposition of common shares and ADSs, and/or the collection of dividends at an average rate of 6%, unless an exemption is applicable. In the particular case of the City of Buenos Aires, any transaction involving common shares and/or the collection of dividends and revaluations is exempt from this tax.

Value added tax

The sale, exchange or other disposition of our common shares or ADSs and the distribution of dividends are exempted from the value added tax.

Transfer taxes

The sale, exchange or other disposition of our common shares or ADSs is not subject to transfer taxes.

Stamp taxes

Stamp taxes may apply in the City of Buenos Aires and in certain Argentine provinces in case transfer of our common shares or ADSs is performed or executed in such jurisdictions by means of written agreements.

Other taxes

Commissions paid on brokerage transactions for the sale of our common shares on the BCBA are subject to VAT at a rate of 21%.

There is no inheritance, gift, succession or VAT applicable to the ownership, transfer, exchange or disposition of our common shares or ADSs, except for the inheritance tax applicable only to corporations or individuals with tax domicile in the Province of Buenos Aires and the Province of Entre Ríos (the tax rate ranges between 4% and 22% depending on the relationship and the amount of inheritance).

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Spain, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, the Netherlands, Norway, Russia, Sweden, Swiss, Uruguay and the United Kingdom. There is currently no tax treaty or convention in effect between Argentina and the United States. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our common shares or ADSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be exempted from the payment of the personal asset tax.

United States Federal Income Tax Considerations

This summary describes certain U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning, and disposing of ADSs. This summary applies to a holder only if such holder holds the ADSs as capital assets for tax purposes. This summary does not address the Medicare tax on net investment income and does not apply to investors that are members of a class of holders subject to special rules, such as:

•         a dealer in securities or currencies;

•         a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•         a bank;

•         a life insurance company;

•         a tax-exempt organization;

•         an entity treated as a partnership for U.S. federal income tax purposes, or a partner therein;

•         a person that holds ADSs that are a hedge or that are hedged against interest rate or currency risks;

•         a person that holds ADSs as part of a straddle or conversion transaction for tax purposes;

•         a person who is liable for the alternative minimum tax;

•         a person whose functional currency for U.S. tax purposes is not the U.S. Dollar; or

•         a person that owns or is deemed to own 10% or more of any class of our stock.

This summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. Investors should consult their own tax advisors concerning the consequences of purchasing, owning, and disposing of ADSs in their particular circumstances, including the possible application of state, local, non-U.S. or other tax laws. For purposes of this summary, an investor is a “U.S. holder” if such investor is a beneficial owner of an ADS and is:

•         a citizen or resident of the United States;

•         a U.S. domestic corporation; or

•         otherwise subject to U.S. federal income tax on a net income basis with respect to income from the ADS.

In general, if an investor is the beneficial owner of ADSs, such investor will be treated as the beneficial owner of the common stock represented by those ADSs for U.S. federal income tax purposes, and no gain or loss will be recognized if such investor exchanges an ADS for the common stock represented by that ADS.

Dividends

The gross amount of distributions that investors receive (prior to deduction of Argentine taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends paid in Argentine Pesos will be included in an investor’s income in a U.S. Dollar amount calculated by reference to the exchange rate in effect on the date of the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. Dollars. A U.S. holder will have a tax basis in such Pesos for U.S. federal income tax purposes equal to the U.S. Dollar value on the date of such receipt. Any subsequent gain or loss in respect of such Pesos arising from exchange rate fluctuations will be ordinary income or loss and will be treated as income from U.S. sources for foreign tax credit purposes. If such a dividend is converted into U.S. Dollars on the date of receipt, investors generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Subject to certain exceptions for short-term (60 days or less) positions, the U.S. Dollar amount of dividends received by an individual U.S. holder in respect of ADSs generally will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our Consolidated Financial Statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2016 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2017 taxable year.

Because the common shares are not themselves listed on a U.S. exchange, dividends received with respect to the common shares may not be treated as qualified dividends. U.S. holders of ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Distributions of additional shares in respect of ADSs that are made as part of a pro-rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Sale or other disposition

Upon a sale or other disposition of ADSs, an investor will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. Dollar value of the amount realized and such investor’s tax basis, determined in U.S. Dollars, in the ADSs. Generally, such gain or loss realized on the sale or other disposition of ADSs will be treated as U.S. source capital gain or loss, and will be long-term capital gain or loss if the ADSs were held for more than one year. The ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder, generally is subject to taxation at a reduced rate.

Foreign tax credit considerations

Investors should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits. If no such rules apply, investors may claim a credit against their U.S. federal income tax liability for Argentine taxes withheld from cash dividends on the ADSs, so long as they have owned the ADSs (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. It is unclear whether the Argentine personal assets tax (as described in “—Argentine Tax Considerations”) is treated as an income tax for U.S. federal income tax purposes. If the Argentine personal assets tax is not treated as an income tax for U.S. federal income tax purposes, a U.S. holder would be unable to claim a foreign tax credit for any Argentine personal assets tax withheld. A U.S. holder may be able to deduct such tax in computing its U.S. federal income tax liability, subject to applicable limitations. The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involve the application of complex rules that depend on a U.S. holder’s particular circumstances. Investors should consult their own tax advisors regarding the creditability or deductibility of such taxes.

U.S. information reporting and backup withholding rules

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting unless the holder is an exempt recipient and may also be subject to backup withholding unless the holder (1) provides its taxpayer identification number and certifies that it is not subject to backup withholding or (2) otherwise establishes an exemption from backup withholding. Investors may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim or refund with the Internal Revenue Service and filing any required information.

Specified Foreign Financial Assets

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of USD 50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Investors should consult their own tax advisors concerning the application of these rules to their particular circumstances.

DIVIDENDS AND PAYING AGENTS

The holders of ADSs are entitled to receive dividends to the same extent as the owners of our common shares. We have not paid any dividends in the last three fiscal years. See “Item 8. Dividends.” However, we could decide to pay dividends in the future in accordance with applicable law and based on various factors then existing, including:

•         our financial condition, operating results and current and anticipated cash needs;

•         general economic and business conditions;

•         our strategic plans and business prospects;

•         legal, contractual and regulatory restrictions on our ability to pay dividends; and

•         other factors that our board of directors may consider to be relevant.

Under the BCL, the declaration and payment of annual dividends, to the extent that the company presents retained earnings in accordance with IFRS and CNV regulations, are determined by shareholders at the annual ordinary shareholders’ meeting. In addition, under the BCL, 5% of the net income for the fiscal year calculated in accordance with IFRS and CNV regulations must be appropriated by resolution adopted at shareholders’ meetings to a legal reserve until such reserve equals 20% of the capital stock. This legal reserve is not available for distribution.

Amount Available for Distribution

Dividends may be lawfully declared and paid only out of our earnings stated in our annual financial statements approved by the annual ordinary shareholders’ meeting. Under the BCL, listed companies (such as ourselves) may distribute provisional dividends or dividends in advance resulting from interim audited financial statements.

Under the BCL and our by-laws, our annual net income (as adjusted to reflect changes in prior years’ results) is allocated in the following order: (1) to comply with our legal reserve requirement of 5% of our net income until such reserve equals 20% of the capital stock; (2) for voluntary or contingent reserves, as may be resolved from time to time by our shareholders at the annual ordinary shareholders’ meeting; (3) the remainder of the net income for the year may be distributed as dividends on common shares, and/or (4) as otherwise decided by our shareholders at the annual ordinary shareholders’ meeting.

The board of directors submits our financial statements for the preceding fiscal year, together with reports thereon by the supervisory committee and the independent accountants, at the annual ordinary shareholders’ meeting for approval. Within four months of the end of each fiscal year, an ordinary shareholders’ meeting must be held to approve our annual financial statements and determine the appropriation of our net income for such year.

Under applicable CNV regulations, cash dividends must be paid to shareholders within 30 days of the shareholders’ meeting approving such dividends. In the case of stock dividends, shares are required to be delivered within three months of our receipt of notice of the authorization by the CNV for the public offering of the shares relating to such dividends. The statute of limitations in respect of the right of any shareholder to receive dividends declared by the shareholders’ meeting is three years from the date on which it has been made available to the shareholder.

DOCUMENTS ON DISPLAY

The materials included in this annual report in Form F-20, and exhibits therein, may be inspected and copied at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any SEC filings we make are also available to the public over the Internet at the SEC’s website: www.sec.gov.

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

Our activities are exposed to market risk, including the exchange rate risk, the interest rate risk and the price risk. Financial risks are those derived from financial instruments we are exposed to during or at the closing of each fiscal year. Risk management systems and policies are reviewed on a regular basis to reflect changes in market conditions and our activities, with a focus not placed on the individual risks of the business units’ operations, but with a wider perspective focused on monitoring risks affecting the whole portfolio. Financial risk management is controlled by the Financial Department, which identifies, evaluates and covers financial risks. Our risk management strategy seeks to achieve a balance between profitability targets and risk exposure levels.

For further information on our market risks, please see Note 6 to our Consolidated Financial Statements.

Item 12.  Description of Securities Other than Equity Securities

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Fees and Expenses for Holders of ADRs

Persons depositing or withdrawing shares or ADS holders must pay:	For:
• U.S. $ 5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•        Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property; and

•        Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• U.S. $ 0.02 (or less) per ADS	• Any cash distribution to ADS holders
• A fee equivalent to the fee that would be payable by you if the Company distributes shares and you deposit the shares with the depositary for issuance of ADSs	• Distribution of securities to holders of deposited securities which are distributed by the depositary to ADS holders
• U.S. $ 0.02 (or less) per ADS per calendar year	• Depositary services
• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
• Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement); and • Converting foreign currency to U.S. Dollars
• Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Depositary Payments to the Company

J.P. Morgan Chase Bank, N.A., as depositary, has agreed to reimburse us for expenses they incur that are related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for its continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available us is not necessarily tied to the amount of fees the depositary collects from investors.

The depositary collects fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees related to making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Certain Information on Petrobras Argentina’s ADR Program

Fees and Charges Applicable to Petrobras Argentina ADS Holders

Effective as of September 13, 2012, JPMorgan Chase Bank, N.A. succeeded Citibank, N.A, as the depositary for Petrobras Argentina’s ADR program.

Holders of PESA ADSs and persons depositing or withdrawing shares or PESA ADSs, or persons to whom distributions are made, must pay fees and expenses indicated below:

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officers, the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of December 31, 2016.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, we, with the participation of our chief executive officers, concluded that as of December 31, 2016, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The company’s internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company’s internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2016. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2016.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2016 has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report, which appears herein.

(c) Attestation Report of the Registered Public Accounting Firm

Reference is made to the report of the Price Waterhouse & Co. S.R.L. on page F-3 of this annual report.

(d) Changes in Internal Control over Financial Reporting

There have been no changes in internal control over financial reporting that occurred during the period covered by this annual report, other than changes resulting from the Acquisition and the subsequent Merger, that have materially affected, or are reasonably likely to materially affect, Pampa’s internal control over financial reporting.

Pampa has integrated Petrobras Argentina’s operations, processes, and internal controls, including information system. See Notes 35 and 37 to the Consolidated Financial Statements for additional information regarding the Acquisition and the Merger.

Item 16A. Audit Committee Financial Expert

Carlos Tovagliari, an independent member of our board of directors, under Argentine law and Rule 10A-3, is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Securities and Exchange Act of 1934 and pursuant to section 407 of Sarbanes Oxley Act.

Item 16B. Code of Ethics

The Business Code of Conduct approved by the board of director’s meeting held on March 9, 2017, which applies to all of our employees, including our principal executive, financial and accounting officers, as well as other corporate governance policies (see “Item 6. Directors, Senior Management and Employees—Corporate Governance”). Our Business Code of Conduct is posted, in both English and Spanish, on our website at http://ir.pampaenergia.com/pampaenergia/web/conteudo_en.asp?idioma=1&conta=44&tipo=23466

Item 16C. Principal Accountant Fees and Services

Principal Accountant ´s fees

Price Waterhouse & Co. S.R.L. acted as our independent registered public accounting for the fiscal years ended December 31, 2016 and 2015. The following table discloses the services rendered to Pampa Energía S.A. and its consolidated companies by Price Waterhouse & Co. S.R.L and the fees for those services:

	Year ended December 31,
	2016	2015
	(in million of pesos)

Audit Fees (1)	38.1	17.2
Audit-related Fees (2)	-	-
Tax Fees (3)	-	0.1
Other non-audit Fees (4)	0.1	0.2
Total	38.2	17.4

1)            Audit Fees comprised of audit of our the financial statements and our subsidiaries, the review of the interim financial statements, review of the Company’s annual report on Form 20-F, work to comply with the requirements of the Sarbanes Oxley – Section 404 and other services rendered by the external auditor in connection with statutory or regulatory filings or engagements.

(2)           Audit-related Fees comprised of those outside the normal scope of the services included in an audit but are nevertheless reasonably related to the performance of the audit or review of our financial statements or our subsidiaries and may be effectively and efficiently rendered by the external auditor because of his knowledge of our financial information .

(3)           Tax Fees comprised of services rendered by the external auditor for tax compliance.

                (4)           Services included under this heading include regulatory attestation reports presented to the IGJ for 2016 and permissible advisory services consisting in the analysis of controls implemented by Edenor for 2015.

For a description of the permissible services included under these headings, please see the description of the categories of services of the “Audit Committee’s Pre-approval Policy” described below.

All of our audit fees, and audit-related fees, contained in the above table were billed by Price Waterhouse & Co. S.R.L.

Audit Committee’s Pre-approval Policy

 The Audit Committee has developed a Pre-approval Policy regarding the engagement of services by the external auditor, establishing the obligation to obtain prior approval from the audit committee for any service to be rendered by the external auditor to the Company or any of its subsidiaries. The policy ensures that the external auditor preserves its independence and is applicable to the Company and its subsidiaries. Services pre-approved by the audit committee of Edenor do not require pre-approval by the audit committee of Pampa Energía, but are reported to the latter.

 The Audit Committee has delegated to one of its members the authority to grant pre-approvals to auditors. The decision of that member to pre-approve a service is presented to the full audit committee at each of its scheduled meetings.

  Pre-approval is required for all services rendered by the external auditor.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no shares purchased during 2016 by us or on our behalf, or by or on behalf of any affiliated purchaser. Notwithstanding, as of the date of this annual report, Pampa repurchased in open market operations 193,000 ordinary shares and 92,280 ADRs, at an average price of Ps.28.49 per ordinary share and U.S.$46.36 per ADRs, to cover the payment of 2016 and 2017 fiscal “ year’ ” Plan (see “Item 6. Directors, Senior Management and Employees—Shares Compensation Plan” and “Item 9. The Offer and Listing—Repurchase of Pampa’s Shares”).

Item 16F.  Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Among the corporate governance principles that are applicable at the Company are several provisions of Argentine law, including, but without limitation: (i) the BCL; (ii) the CML; and (iii) the regulations of the CNV approved on September 5, 2013 (the “Regulations”).

In addition, we follow certain corporate governance guidelines and practices that prevail in the international markets and in international regulations applicable to us (sometimes mandatory), including United States law. On

August 27, 2009, we registered with the SEC as a “foreign private issuer” and began to trade its American Depositary Shares on the NYSE.

Thus, we are subject to the provisions of Section 303A.11 of the NYSE’s Listed Company Manual (“LCM”) and Item 16.G of Form 20-F of the SEC, which require foreign issuers to disclose the differences existing between their corporate governance practices and the corporate governance requirements for U.S. domestic companies under their applicable listing standards. The following table provides the comparison required under the aforementioned Section 303A.11 of the NYSE LCM and Item 16.G of the SEC’s Form 20-F:

CORPORATE GOVERNANCE PRACTICES COMPARATIVE TABLE
NYSE REQUIREMENTS for DOMESTIC COMPANIES		REQUIREMENTS AND OUR PRACTICES
NYSE LCM	DESCRIPTION	DESCRIPTION
Section 303A.01	Independent directors must constitute the majority of a listed company’s board of directors.

Under Argentine law, the board of directors of a listed company need not be composed of a majority of independent directors. Nonetheless, the CML and the CNV’s Regulations require listed companies to have a sufficient number of independent directors to form the audit committee, which must be composed of a majority of independent members.

Although not required by Argentine law, and in accordance with our audit committee’s regulations, all the members of our audit committee must qualify as independent.

Section 303A.02

This rule establishes the standards that determine whether a director qualifies as independent.

It provides that directors cannot qualify as independent unless the board of directors finds them to have no material relationship with the listed company. A number of per se exclusions from independence apply, generally triggered by having a connection, individually or through an immediate family member, to the listed company or to a company that has a material relationship with the listed company as a shareholder, employee, officer, or director of the listed company.

The CNV’s Regulations, specifically Article 11 of Section III, Chapter III, Title II I, indicate the criteria for establishing independence of a director. They provide that any director who does any of the following is not independent:

(i)                   Is a member of the board of directors of or employee of any of the shareholders with material holdings in the company or of other companies whose shareholders have direct or indirect material holdings;

(ii)                 works at the company in an employment relationship or worked in an employment relationship at any time in the past 3 years;

(iii)                performs professional services or belongs to a company or professional association that provides such services to the company or its shareholders with material holdings;

(iv)               directly or indirectly has a material holding in the company;

(v)                 directly or indirectly sells or supplies goods or services to the company and/or its direct or indirect shareholders with material holdings;

(vi)               is spouse, relative to the fourth degree of consanguinity, or relative to the second degree of affinity of any individuals who would qualify as non-independent if they were members of the management body.

In addition, Article 4 of Section III, Chapter I, Title XII of the CNV’s Regulations provides that at each election of directors, the non-independence or independence of any candidates proposed at the shareholders’ meeting must be disclosed. Moreover, after the shareholders’ meeting in which directors are appointed, the personal data of the appointed directors and their qualification as independent or non-independent (in the latter case in the form of an affidavit executed by each director) must be disclosed to the CNV and the exchanges where the company has its securities listed.

Section 303A.03	This rule requires regularly scheduled meetings of non-executive directors to increase the involvement and efficiency of such director.

Argentine law does not require that non-executive directors hold separate meetings. Non-executive directors attend the general board meetings, which must be held at least every three months pursuant to Section 267 of the BCL. Notwithstanding the aforementioned, our by-law in article 20 thereof, set forth that the board meetings must be held at least once a month.

Section 303A.04	Listed companies must organize an Appointment and Corporate Governance Committee composed entirely of independent directors.

The organization of an Appointment and Corporate Governance Committee is not mandatory. In most cases, the functions of such committee are functions that the Audit Committee is already required to perform. Nonetheless, the CNV’s Regulations suggest (among its non-binding recommendations) that an Appointment and Corporate Governance Committee be organized.

We have determined not to organize an Appointment and Corporate Governance Committee because its functions are already covered by the Audit Committee. Additionally and with respect to corporate governance matters, the Legal and Compliance Corporate Department of Pampa Energía S.A. oversees this area.

Section 303A.05	Listed companies must organize a Compensation Committee composed entirely of independent directors.

The organization of a Compensation Committee is not mandatory under Argentine law. In most cases, the functions of such a committee are included in the functions that the audit committee is required to perform. However, the CNV’s Regulations suggest (among its non-binding recommendations) that a Compensation Committee be organized.

At Pampa Energía S.A., the audit committee approves the compensation of executive officers who also are directors of the Company before submitting a compensation plan for consideration at a shareholders’ meeting.

Section 303A.06	Listed companies must organize an audit committee that meets the requirements set forth in the Securities Exchange Act of 1934.	Pursuant to Section 303A.00, Pampa Energía S.A., as a foreign private issuer, is subject to Rule 303A.06, and we are in full compliance.
Section 303A.07

The audit committee must have at least 3 members, all of whom must qualify as independent.

In addition, the audit committee must have written regulations establishing: (i) the purpose of the committee; (ii) the annual assessment of the committee’s performance; and (iii) the committee’s obligations and responsibilities.

Finally, the rule establishes that listed companies must have internal audit functions within their organization in order to assist both the audit committee and the company’s management in matters related to risk and internal control processes.

Article 109 of the CML and Article 16, Section 5, Chapter III, Title II of the CNV Regulations provide that the audit committee must have at least 3 board members, the majority of whom must qualify as independent. All the members of our audit committee qualify as independent.

Argentine law does not require the audit committee to issue its own regulations. The scope of the committee’s powers and obligations is detailed in Article 110 of the CML and Article 17 and following sections of Section 5, Chapter III, Title II, of the CNV’s Regulations. Such obligations and responsibilities are similar to those attributed to this body under the U.S. law.

Our audit committee has its own written regulations, adopted by the shareholders’ meeting.

Argentine law does not require the audit committee to conduct an annual self-assessment. However, the CNV’s Regulations recommend that all directors (i.e., not only the independent directors who are members of the audit committee) complete a self-assessment.

We have adopted this recommendation and have developed a self-assessment form to be completed by all our directors at the close of each fiscal year.

Argentine laws contain no rules regarding internal audit functions. However, in 2010 Pampa hired, as a new staff member, a professional to perform the duties of an internal auditor who is supervised by, and reports to, Pampa’s Audit Committee. Additionally, Pampa’s internal auditor relies on the aid of Abelovich, Polano y Asociados, the professional services firm that performs the field work in terms of internal controls. Pampa’s Audit Committee regularly reviews, during its meetings, the internal audit reports submitted to it.

Section 303A.08

The shareholders must be given the opportunity to vote on equity-compensation plans and their material revisions, although there are exceptions to this requirement, such as when these compensation plans serve as labor incentive tools.

Directors’ compensation is fixed at the ordinary shareholders’ meeting (Section 234, Subsection 2, of the BCL). That compensation is for national currency cash. We do not provide equity compensation to officers or directors.

Our shareholders approved the issuance of warrants to our executive directors as consideration for the execution of an Opportunities Assignment Agreement between the company and the directors. Moreover, any amendment or new issuance of warrants must be approved by the shareholders’ meeting. Beyond those warrants, it is not a practice of the Company to provide any equity compensation to their officers.

Section 303A.09	Listed companies must adopt and disclose their corporate governance guidelines.

Listed companies must meet the annual disclosure requirements of the CNV’s Regulations. Listed companies must issue a report stating whether and how they followed the recommendations provided by the CNV’s Regulations or explaining the reasons for their failure to adopt such recommendations, either fully or in part, and/or whether they plan to adopt them in the future. This information must appear in their annual report, attached to the financial statements for the relevant fiscal year as a separate exhibit. Once filed with the CNV and the exchanges where the company is listed, the CNV’s Regulations report qualifies as public information.

We comply with the CNV’s Regulations annual disclosure requirements and fully disclose all corporate governance policies and practices. This information may be viewed on the company’s website, www.pampaenergia.com.

Section 303A.10

Listed companies must adopt and disclose to the market a Code of Ethics and Business Conduct which is applicable to their directors, managers and employees. In addition, any waiver of the provisions contained in this Code in favor of any of the parties that are subject to it must be immediately disclosed.

Under Argentine law there is no requirement that listed companies adopt a Code of Ethics and Business Conduct.

Nonetheless, in 2008, our board of directors approved a Code of Business Conduct applicable to all the employees, interns and trainees of Pampa Energía S.A. and of its controlled and related companies and subsidiaries. This Code is applicable to all directors and statutory auditors of Pampa Energía S.A. and its controlled and related companies and subsidiaries, as well as to their suppliers and consultants. Additionally, in 2010, Pampa’s Management Committee approved the implementation of the Ethics Hotline as a channel to be solely used for reporting, in the strictest confidentiality, any presumed irregularity concerning the Business Conduct Code and/or violations thereof.

Section 303A.12

The Chief Executive Officer (CEO) of a listed company must certify on a yearly basis that he or she has no knowledge of any violation or default of the corporate governance standards.

Additionally, the CEO must report any default or violation of the corporate governance standards contained in the NYSE LCM by any of the company’s executives to the NYSE immediately.

Finally, listed companies must file an annual statement and updated reports with the NYSE disclosing any changes in the composition of their board of directors or any of the committees described in Section 302A of the NYSE LCM.

Pursuant to Section 303A.00, Pampa Energía S.A., as a foreign private issuer, is subject to Section 303A.12, with the exception of the annual CEO certification. Pampa Energía S.A. is in full compliance with the applicable provisions.

1 Under Argentine law, a “material holding” is defined as any shareholding equivalent to at least 15% of a company’s capital stock

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Our Consolidated Financial Statements are included in this annual report beginning on page F-1.

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

		PESA	F-6	9/5/12	(a )
2.3	Amended and Restated Indenture, dated August 1, 2002, amending and restating the Indenture dated May 1, 1998, between Petrobras Energía S.A. and Citibank, N.A.	PEPSA	20-F	6/30/03	2.11

4.1	Restructuring Agreement dated as of September 1, 2005 among Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Enron Pipeline Company Argentina S.A., ABN AMRO BANK N.V. Sucursal Argentina, and the Creditors named therein.	PEPSA	20-F	6/29/06	4.4

4.2	Third Amendment to the Restructuring Agreement dated as of March 25, 2008 among Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Enron Pipeline Company Argentina S.A., ABN AMRO BANK N.V. Sucursal Argentina, and AEI.	PEPSA	20-F	6/27/08	4.2

4.3	Fifth Amendment to the Restructuring Agreement dated as of July 13, 2012 among Compañía de Inversiones de Energía S.A., Petrobras Argentina S.A., Petrobras Hispano Argentina S.A., Pampa Energía S.A., Pampa Inversiones S.A., Inversiones Argentina I, EPCA S.A. and The Royal Bank of Scotland N.V., Sucursal Argentina.	PESA	20-F	4/29/13	4.3

Exhibit		Incorporated by Reference				Filed
Number	Description	Filer	Form	Date	No.	Herewith

4.4	Settlement Agreement dated July 13, 2012 among Compañía de Inversiones de Energía S.A., Petrobras Argentina S.A., Petrobras Hispano Argentina S.A., Pampa Energía S.A., Pampa Inversiones S.A. and Inversiones Argentina I.	PESA	20-F	4/29/13	4.4

4.5	Loan Agreement Number 0088/2005, dated February 21, 2005, between Petrobras Energía S.A., as borrower, and Petrobras International Braspetro B.V., as lender (English translation).	PEPSA	20-F	6/30/05	2.16

4.6	Loan Agreement, dated December 15, 2008, between Petrobras International Braspetro B.V., as borrower, and Petrobras Energía S.A., as lender (English translation).	PEPSA	20-F	6/30/09	4.4

4.7	Loan Agreement, dated December 15, 2008, between Petrobras International Braspetro B.V., as borrower, and Petrobras Holding Austria AG, as lender (English translation).	PEPSA	20-F	6/30/09	4.5

4.8	Stock Purchase Agreement, dated December 21, 2007, between Petrobras Energía, S.A., as seller, and Petrobras International Braspetro B.V., as purchaser.	PEPSA	20-F	6/27/08	4.7

4.9	Stock Purchase Agreement, dated April 27, 2009, between Petrobras Energía S.A., as seller, and Petrobras International Braspetro B.V., as purchaser.	PEPSA	20-F	6/30/09	4.7

5.0	Share Purchase Agreement, dated May 31, 2012, between Petrobras Participaciones S.L., as Vendor, and Petrobras Argentina S.A., as Purchaser.	PESA	20-F	4/29/13	5.0

8.1	List of significant subsidiaries of Pampa Energía S.A.

12.1	Certification of Ricardo Alejandro Torres, Co-Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Gustavo Mariani, Co-Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Co-Chief Executive Officers and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Reserves Reports of Gaffney, Cline & Associates Inc., dated March 9, 2017.

13.3	Consent of Gaffney, Cline & Associates.

13.4	Consent Of Independent Registered Public Accounting Firm - Price Waterhouse & Co. S.R.L..

Omitted from exhibits with this annual report are certain instruments and agreements with respect to Petrobras Argentina’s long-term debt, none of which authorizes securities in a total amount exceeding 10% of our total assets. We hereby agree to furnish to the SEC a copy of any such omitted instruments or agreements as the SEC requests.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Pampa Energía S.A.
By: /s/ Ricardo Alejandro Torres
Name: Ricardo Alejandro Torres Title: Co-Chief Executive Officer

By: /s/ Gustavo Mariani
Name: Gustavo Mariani Title: Co-Chief Executive Officer

Date: April 28, 2017

INDEX TO FINANCIAL STATEMENTS

Pampa Energía S.A.

Consolidated Financial Statements as of December 31, 2016 and 2015, and for the Years Ended December 31, 2016, 2015, and 2014

Report of Independent Registered Public Accounting Firm	F-3
Consolidated Statement of Financial Position	F-8
Consolidated Statement of Comprehensive Income (Loss)	F-10
Consolidated Statement of Changes in Equity	F-12
Consolidated Statement of Cash Flows	F-15
Notes to the Consolidated Financial Statements	F-18

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016 AND 2015, AND

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Pampa Energía Sociedad Anónima (Pampa S.A.)

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income (loss), changes in equity and of cash flows present fairly, in all material respects, the financial position of Pampa Energía Sociedad Anónima (Pampa S.A.) (hereinafter, “Pampa S.A.” or the “Company”) and its subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15 of the Company’s Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Autonomous City of Buenos Aires, April 26, 2017.

/s/ PRICE WATERHOUSE & CO. S.R.L.

R. Sergio Cravero (Partner)

GLOSSARY OF TERMS
The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the consolidated financial statements of the Company.

Terms	Definitions
AFIP	Federal Administration of Public Revenue
BLL	Bodega Loma La Lata S.A.
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CB	Corporate Bonds
CC	Combined Cycle
CGU	Cash-Generating Units
CIESA	Compañía de inversiones de energía S.A.
CINIIF	International Financial Reporting Interpretations Committee
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
Corod	Corod Producción S.A.
CPB	Central Piedra Buena S.A.
CTG	Central Térmica Güemes S.A.
CTGEBA	Central Térmica Genelba
CTLL	Central Térmica Loma La Lata S.A.
CTP	Central Térmica Piquirenda
CSJN	Supreme Court of Justice of the Nation
CYCSA	Comunicación y Consumos S.A.
DESA	Desarrollos Energéticos S.A.
EASA	Electricidad Argentina S.A.
EcuadorTLC	EcuadorTLC S.A.
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
Edesur	Empresa Distribuidora Sur S.A.
Eg3 Red	Eg3 Red S.A,
EGSSA	EMDERSA Generación Salta S.A.
ENDISA	Energía Distribuida S.A.

GLOSSARY OF TERMS: (Continuation)
Terms	Definitions
ENRE	National Regulatory Authority of Electricity
FOCEDE	Fund works of consolidation and expansion of electrical distribution
FONINVEMEM	Fund for Investments required to increase the electric power supply in the WEM
FOTAE	Works Administration Trust Transport for Electricity Supply
FRD	Flow for debt repayment
Foundation	Pampa Energía Foundation committed to education (Foundation)
GE	General Electric
GUMA, GUME, GUDI	Mayor Large Users, Minor Large Users, Mayor Distribution Users
GyP	Gas y Petróleo de Neuquén S.A.P.E.M.
HA	Historical Availability
HI	Hydroelectric
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
HPPL	Hidroeléctrica Pichi Picún Leufú
HRP	Hours Power Compensation
IEASA	IEASA S.A.
IGMP	Minimum Notional Income Tax
INDISA	Inversora Diamante S.A.
INNISA	Inversora Nihuiles S.A.
IPB	Inversora Piedra Buena S.A.
LNG	Liquefied Natural Gas
LVFVD	Sales Liquidations with Maturity Date to be Defined
MAT	WEM’s Forward Market
MAN Engines	MAN B & W Diesel model 18V32/40PGI
MECON	Ministry of Economy
MEyM	Ministry of Energy and Mining

GLOSSARY OF TERMS: (Continuation)
Terms	Definitions
MMC	Cost Monitoring Mechanism
MPFIPYS	Ministry of Federal Planning, Public Investment and Services
NIC	International Accounting Standards
NIIF	International Financial Reporting Standards
NYSE	New York Stock Exchange
Orígenes Retiro	Orígenes Seguros de Retiro S.A.
PACOSA	Pampa Comercializadora S.A.
PBI	Petrobras Bolivia Internacional S.A.
PEISA	Petrobras Eneregía Internacional S.A.
PELSA	Petrolera Entre Lomas S.A.
PEN	Federal Executive Power
PEPASA	Petrolera Pampa S.A.
PEPCA	PEPCA S.A.
PISA	Pampa Inversiones S.A.
PP	Pampa Participaciones S.A.
PP II	Pampa Participaciones II S.A.
PUREE	Rational Use of Electricity Programme
PYSSA	Préstamos y Servicios S.A.
RA	Recorded Availability
RTI	Tariff Structure Review
RTT	Temporary Tariff Regime
SACME	Centro de Movimiento de Energía S.A.
Salaverri, Dellatorre, Burgio & Wetzler	Salaverri, Dellatorre, Burgio y Wetzler Malbran Abogados Sociedad Civil
SADI	Argentine Interconnection System
SE	Secretary of Electrical Energy

GLOSSARY OF TERMS: (Continuation)
Terms	Definitions
SEC	Security and Exchange Comission
SIGEN	National Comptroller Office
SSN	Superintendencia de Seguros de la Nación
ST	Secretary of Labor
STV	Short Term Values
TG	Gas Turbine
TGS	Transportadora de Gas del Sur S.A.
The Company / Pampa	Pampa Energía S.A.
The Group	Pampa Energía S.A. and its subsidiaries
TJSM	Termoeléctrica San Martín S.A.
TMB	Termoeléctrica Manuel Belgrano S.A.
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transelec	Transelec Argentina S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
TV	Vapor Turbine
UMA	Undertaken Minimum Availability
UTE Senillosa	Petrolera Pampa S.A. – Rovella Carranza – Gas y Petróleo de Neuquén, Unión Transitoria de Empresas Senillosa
VAT	Value Added tax
VCP	Short-term securities
VRD	Debt Securities
WEM	Wholesale Electricity Market
WEBSA	World Energy Business S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2016 and 2015

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

	Note	12.31.2016	12.31.2015
ASSETS
NON CURRENT ASSETS
Investments in joint ventures	8	3,699	224
Investments in associates	9	787	123
Property, plant and equipment	10	41,090	14,509
Intangible assets	11	2,014	734
Other assets		13	2
Financial assets at fair value through profit and loss	12	742	2,578
Financial assets at amortized cost	13	62	-
Deferred tax assets	14	1,232	52
Trade and other receivables	15	4,469	1,229
Total non current assets		54,108	19,451

CURRENT ASSETS
Other assets		1	-
Inventories	16	3,360	225
Financial assets at fair value through profit and loss	12	4,188	4,081
Financial assets at amortized cost	13	23	-
Derivative financial instruments		13	-
Trade and other receivables	15	14,144	4,876
Cash and cash equivalents	17	1,421	517
Total current assets		23,150	9,699
Non current assets classified as held for sale		19	-
Total assets		77,277	29,150

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

 (Continuation)

	Note	12.31.2016	12.31.2015
SHAREHOLDERS´ EQUITY
Share capital	18	1,938	1,696
Additional paid-in capital and other reserves		4,963	1,231
Legal reserve		232	51
Voluntary reserve		3,862	978
(Acumulated losses) Retained earnings		(11)	3,065
Other comprehensive income / (loss)		70	(31)
Equity attributable to owners of the company		11,054	6,990
Non-controlling interest		3,020	1,391
Total equity		14,074	8,381

LIABILITIES
NON CURRENT LIABILITIES
Trade and other payables	19	5,336	2,699
Borrowings	20	15,286	6,685
Deferred revenue	21	200	154
Salaries and social security payable	22	94	80
Defined benefit plans	24	921	264
Deferred tax liabilities	14	3,796	592
Income tax and minimum notional income tax provision	23	934	272
Taxes payables	25	306	128
Provisions	26	6,267	313
Total non current liabilities		33,140	11,187

CURRENT LIABILITIES
Trade and other payables	19	12,867	6,639
Borrowings	20	10,686	1,308
Deferred revenue	21	1	1
Salaries and social security payable	22	1,745	887
Defined benefit plans	24	112	46
Income tax and minimum notional income tax provision	23	1,454	139
Taxes payables	25	2,392	473
Derivative financial instruments		-	18
Provisions	26	806	71
Total current liabilities		30,063	9,582
Total liabilities		63,203	20,769
Total liabilities and equity		77,277	29,150

       The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, 2016, 2015 and 2014

 (In millions of Argentine Pesos (“$”) – unless otherwise stated)

	Note	12.31.2016	12.31.2015	12.31.2014

Revenue	27	31,295	7,106	6,101
Cost of sales	28	(25,136)	(7,038)	(5,925)
Gross profit		6,159	68	176

Selling expenses	29	(2,952)	(973)	(713)
Administrative expenses	30	(3,676)	(1,221)	(827)
Exploration expenses	31	(135)	(3)	(22)
Other operating income	32	2,854	941	312
Other operating expenses	32	(2,253)	(769)	(435)
Reversal of impairment of property, plant and equipment		-	25	88
Share of profit of joint ventures	8	105	9	34
Share of profit (loss) from associates	9	7	(10)	(2)
Income from the sale of subsidiaries and financial assets	38	480	-	-
Operating profit (loss) before recognition of income for provisional remedies, higher costs recognition and SE Resolution N0. 32/15		589	(1,933)	(1,389)
Recognition of income - provisional remedies - CAMMESA Note MEyM No. 2016-04484723	2.3	1,126	-	-
Income recognition on account of the RTI - SE Resolution No. 32/15	2.3	419	5,025	-
Higher costs recognition - SE Resolution No. 250/13 and subsequent Notes	2.3	82	551	2,272
Operating income		2,216	3,643	883

Financial income	33	893	331	440
Financial expenses	33	(4,296)	(1,257)	(1,113)
Other financial results	33	(163)	1,719	420
Financial results, net		(3,566)	793	(253)
(Loss) Profit before income tax		(1,350)	4,436	630

Income tax and minimun notional income tax	14	1,098	(587)	(100)
(Loss) Profit of the year		(252)	3,849	530

Other comprehensive income (loss) of the year
Items that will not be reclassified to profit or loss
Remeasurements related to defined benefit plans	24	(78)	(1)	(23)
Income tax	14	27	-	10
Share of (loss) profit of joint ventures	8	(5)	1	(2)
Items that may be reclassified to profit or loss
Translation differences		265	-	-
Income tax	14	(12)	-	-
Other comprehensive income (loss) of the year		197	-	(15)
Comprehensive (loss) profit of the year		(55)	3,849	515

 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

 (Continuation)

	Note	12.31.2016	12.31.2015	12.31.2014
Total (loss) profit of the year attributable to:
Owners of the company		(11)	3,065	743
Non - controlling interest		(241)	784	(213)
		(252)	3,849	530

Total comprehensive (loss) profit of the year attributable to:
Owners of the company		90	3,066	735
Non - controlling interest		(145)	783	(220)
		(55)	3,849	515

(Loss) Earnings per share attributable to the equity holders of the company during the year
Basic (loss) earnings per share	34	(0.0063)	2.2760	0.5654
Diluted (loss) earnings per share	34	(0.0063)	2.2760	0.5082

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended December 31, 2016, 2015 and 2014

 (In millions of Argentine Pesos (“$”) – unless otherwise stated)

	Attributable to owners
	Equity holders of the company		Retained earnings						Non-controlling interest	Total equity
	Share capital	Additional paid-in capital and other reserves	Legal reserve	Voluntary reserve	Reserve for directors’ options	Other comprehensive income / (loss) for the year	Retained earnings (Accumulated losses)	Subtotal

Balance as of December 31, 2013	1,314	263	-	-	259	(24)	286	2,098	776	2,874

Reserve for directors’ options	-	-	-	-	7	-	-	7	-	7
Sale of interest in subsidiaries	-	67	-	-	-	-	-	67	8	75
Change of interest in subsidiaries	-	13	-	-	-	-	-	13	86	99
Dividends attributables to non-controlling interest	-	-	-	-	-	-	-	-	(17)	(17)
Constitution of legal reserve - Shareholders’ meeting 04.30.2014	-	-	14	-	-	-	(14)	-	-	-
Constitution of voluntary reserve - Shareholders’ meeting 04.30.2014	-	-	-	272	-	-	(272)	-	-	-
Profit of the year	-	-	-	-	-	-	743	743	(213)	530
Other comprehensive (loss) of the year	-	-	-	-	-	(8)	-	(8)	(7)	(15)
Comprehensive (loss) profit of the year	-	-	-	-	-	(8)	743	735	(220)	515

Balance as of December 31, 2014	1,314	343	14	272	266	(32)	743	2,920	633	3,553

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Continuation)

	Attributable to owners
	Equity holders of the company		Retained earnings						Non-controlling interest	Total equity
	Share capital	Additional paid-in capital and other reserves	Legal reserve	Voluntary reserve	Reserve for directors’ options	Other comprehensive income / (loss) for the year	Retained earnings (Accumulated losses)	Subtotal
Balance as of December 31, 2014	1,314	343	14	272	266	(32)	743	2,920	633	3,553

Constitution of legal reserve - Shareholders’ meeting 04.30.2015	-	-	37	-	-	-	(37)	-	-	-
Constitution of voluntary reserve - Shareholders’ meeting 04.30.2015	-	-	-	706	-	-	(706)	-	-	-
Issuance of shares on exercise of stock options (Note 50)	382	883	-	-	(266)	-	-	999	-	999
Dividends attributables to non-controlling interest	-	-	-	-	-	-	-	-	(26)	(26)
Sale of interest in subsidiaries	-	5	-	-	-	-	-	5	1	6
Profit for the year	-	-	-	-	-	-	3,065	3,065	784	3,849
Other comprehensive income / (loss) for the year	-	-	-	-	-	1	-	1	(1)	-
Comprehensive profit for the year	-	-	-	-	-	1	3,065	3,066	783	3,849

Balance as of December 31, 2015	1,696	1,231	51	978	-	(31)	3,065	6,990	1,391	8,381

 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Continuation)

	Attributable to owners
	Equity holders of the company		Retained earnings					Non-controlling interest	Total equity
	Share capital	Additional paid-in capital and other reserves	Legal reserve	Voluntary reserve	Other comprehensive income / (loss) for the year	Retained earnings (Accumulated losses)	Subtotal
Balance as of December 31, 2015	1,696	1,231	51	978	(31)	3,065	6,990	1,391	8,381

Constitution of legal reserve - Shareholders’ meeting 04.29.2016	-	-	153	-	-	(153)	-	-	-
Constitution of voluntary reserve - Shareholders’ meeting 04.29.2016	-	-	-	2,912	-	(2,912)	-	-	-
Recomposition of legal reserve - Shareholders’ meeting 11.17.2016	-	-	28	(28)	-	-	-	-	-
Sale of interest in subsidiaries	-	3	-	-	-	-	3	1	4
Acquisition of subsidiaries (Note 35)	-	-	-	-	-	-	-	7,869	7,869
Public offer for the acquisition of subsidiaries' shares (Note 36)	141	1,387	-	-	-	-	1,528	(4,260)	(2,732)
Merger with subsidiary (Note 37)	101	2,330	-	-	-	-	2,431	(1,764)	667
Stock compensation plans	-	12	-	-	-	-	12	10	22
Dividends attributable to non-controlling interest	-	-	-	-	-	-	-	(82)	(82)
Loss for the year	-	-	-	-	-	(11)	(11)	(241)	(252)
Other comprehensive income for the year	-	-	-	-	101	-	101	96	197
Comprehensive profit (loss) for the year	-	-	-	-	101	(11)	90	(145)	(55)

Balance as of December 31, 2016	1,938	4,963	232	3,862	70	(11)	11,054	3,020	14,074

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2016, 2015 and 2014

 (In millions of Argentine Pesos (“$”) – unless otherwise stated)

	Note	12.31.2016	12.31.2015	12.31.2014

Cash flows from operating activities:
Total (loss) profit for the year		(252)	3,849	530
Adjustments to reconcile net profit to cash flows generated by operating activities:
Income tax and minimum notional income tax	14	(1,098)	587	100
Accrued interest		3,320	877	597
Depreciations and amortizations	28, 29 and 30	3,022	720	467
Reserve for directors’ options		-	-	7
Reversal of impairment of property, plant and equipment		-	(25)	(88)
Gain from cancellation of TGS Loan	32	-	(215)	-
Constitution (recovery) of accruals, net	29 and 32	236	121	(22)
Constitution of provisions, net	32	473	228	96
Share of (loss) profit of joint ventures and associates	8 and 9	(112)	1	(32)
Accrual of defined benefit plans	28, 29 and 30	237	122	73
Net foreign currency exchange difference	33	1,194	566	761
Result from measurement at present value	33	72	(23)	(223)
Changes in the fair value of financial instruments		(1,143)	(2,244)	(908)
Result from repurchase of corporate bonds	33	4	(10)	(47)
Results from property, plant and equipment sale and decreases		113	9	19
Income from the sale of investments in subsidiaries	38	(480)	-	-
Consumption of materials		48	41	12
Revenue recognition from CAMMESA finance		-	(7)	(19)
Recognition of income - provisional remedies - CAMMESA Note MEyM No. 2016-04484723		(1,126)	-	-
Higher costs recognition - SE Resolution No. 250/13 and subsequent Notes		(82)	(551)	(2,272)
Income recognition on account of the RTI - Res. SE No. 32/15		(419)	(496)	-
Dividends received	32	(6)	(4)	(6)
Recovery of tax on gross income		-	-	(41)
Asset retirement obligation	33	54	19	-
Compensation agreements	29, 30 and 32	502	223	62
Other operating costs for contract termination		-	-	11
Other expenses FOCEDE	32	15	60	98
Other financial results		47	10	(4)
Income recognition for arbitral proceedings		-	(75)	-
Cease of operations in Medanito	32	213	-	-
Onerous contract (Ship or pay)	32	(150)	-	-
Other		77	2	(5)

Changes in operating assets and liabilities:
Increase in trade receivables and other receivables		(2,726)	(988)	(754)
Increase in inventories		(57)	(90)	(21)
Increase in trade and other payables		3,254	1,312	3,046
Increase in deferred income		47	45	76
Increase in salaries and social security payable		492	179	261
Decrease in defined benefit plans		(76)	(36)	(18)
Increase in tax payables		996	103	51
Decrease in provisions		(109)	(34)	(54)
Income tax and minimum notional income tax paid		(444)	(121)	(1)
Funds obtained from PUREE (SE Res. No. 1037/07)		-	26	483
(Constitution) Redemption of guarantees of derivative financial instruments		(214)	-	-
Proceeds for (payments of) Derivative Financial Instruments		57	185	(42)
Net cash generated by operating activities		5,979	4,366	2,193

CONSOLIDATED STATEMENT OF CASH FLOWS (Continuation)

	Note	12.31.2016	12.31.2015	12.31.2014

Cash flows from investing activities:
Purchases of property, plant and equipment		(7,159)	(4,798)	(2,331)
Purchases of financial assets		(221)	(3,506)	(1,055)
Adquisition of intangible assets		(29)	-	-
Payment for companies' acquisitions	35 and 46	(9,145)	-	-
Proceeds from property, plant and equipment sale		1,154	-	2
Proceeds from financial assets' sale and amortization		3,735	2,282	1,261
Proceeds from sales of subsidiaries		305	-	-
Dividends received		64	4	3
Proceeds from loans		6	1	2
Proceeds (Constitution) of guarantee deposits		-	293	(277)
Recovery (Subscription) of investment funds, net		59	(1,391)	(77)

Net cash used in investing activities		(11,231)	(7,115)	(2,472)

Cash flows from financing activities:
Proceeds from borrowings	20	18,367	4,793	2,519
Payment of borrowings	20	(6,813)	(2,281)	(2,254)
Payment of borrowings' interests	20	(1,519)	(733)	(568)
Payment for the public offer for the acquisiton of subsidiaries' shares	36	(3,233)	-	-
Capital contributions received		-	999	-
Capital contributions received from third parties in subsidiries		-	-	99
Payment for repurchase and redemption of corporate bonds		(893)	(121)	-
Payment of dividends to non-controlling interest		(82)	(26)	(19)
Proceeds from PP&E mutuum		-	-	100
Proceeds from salaries mutuum		-	215	281
Proceeds from sales of shares in subsidiaries		3	6	75
Net cash geterated by financing activities		5,830	2,852	233

Increase (decrease) in cash and cash equivalents		578	103	(46)

Cash and cash equivalents at the begining of the year	17	517	335	342
Exchange difference generated by cash and cash equivalents		326	79	39
Increase (decrease) in cash and cash equivalents		578	103	(46)
Cash and cash equivalents at the end of the year	17	1,421	517	335

CONSOLIDATED STATEMENT OF CASH FLOWS (Continuation)

	Note	12.31.2016	12.31.2015	12.31.2014

Significant Non-cash transactions:
Acquisition of property, plant and equipment through an increase in trade payables		(576)	(989)	(208)
Borrowing costs capitalized in property, plant and equipment		(419)	(434)	(124)
Increase (decrease) from offsetting of PUREE-related liability against receivables (SE Res. No. 250/13, subsequent Notes and SE Res. 32/15)		-	11	(574)
Increase (decrease) from offsetting of liability with CAMMESA for electricity purchases against receivables (SE Res. No. 250/13, subsequent Notes and SE Res. 32/15)		-	158	(2,218)
Decrease from offseting of other liabilities with CAMMESA from loans for consumption (Mutuums) granted for higher salary costs against receivables (SE Resolution 32/15)		-	(496)	-
Decrease in borrowings through offsetting with trade receivables	20	(242)	(92)	(132)
Decrease in financial assets at fair value repurchased Corporate Bonds		-	-	(92)
Increase in asset retirement obligation provision		(362)	(27)	(54)
(Constitution) Recovery of guarantee of derivative financial instruments, net through the delivery of financial assets at fair value through profit or loss		95	(138)	(25)
Reclassification of assets classified as held for sale to property, plant and equipment		-	-	(12)
Acquisition of property, plant and equipment through an increase in liability with FOTAE		-	-	(33)
Property, Plant and Equipment decrease due to Transactional Agreement		-	236	-
Offsetting of loans through the delivery of rights over arbitral actions	20	-	(308)	-
Amounts received from CAMMESA through FOCEDE for investment loan		-	724	100
Outstanding receivable for the sale of interests in subsidiaries and financial assets		(1,200)	-	-
Decrease of loans through the delivery of subsidiaries’ shares	20	(1,179)	-	-
Decrease in loans through compensation with other credits	20	(1,951)	-	-
Collection of other credits through the delivery of government bonds		502	-	-

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015

  (In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: GENERAL INFORMATION

The Company is an integrated energy company. Through its subsidiaries, it is engaged in the generation, transmission and distribution of electricity in Argentina. In addition, it operates in the oil and gas exploration and production activity, through its subsidiary PEPASA, as well as in the gas transportation (through its joint control of CIESA, TGS’s controlling company).

With the acquisition of Petrobras as from July 27, 2016 (Note 35), and subsequent absorption through merger (Note 37) the Company incorporated new assets, such as new electric power plants, and higher levels of oil and gas production. Additionally, the Company has added to its portfolio fuels production and retail, lubricants manufacturing and a participation in the petrochemical industry.

In the generation segment, the Company had an installed capacity of approximately 2,309 MW, which is equal to 6.9% of Argentina’s installed capacity. With the incorporation of Genelba, Pichi Picún Leufu and Eco Energía power plants, owned by Petrobras, the generation segment has reached an installed capacity of 3,433 MW, thus becoming one of the biggest electric power production companies within the country.

In the electricity distribution segment, the Company, through Edenor, the largest electricity distributor in Argentina, distributes electricity to over 2.9 million customers throughout the northern region of Buenos Aires City and northwest of Greater Buenos Aires.

In the oil and gas segment, the Company controls PEPASA, a company established in 2009 with the purpose of supplying the Group’s thermal power stations and engaging in oil and gas production and exploration in Argentina, an objective that has changed over time. Currently PEPASA has interests in 7 areas (including investment and operating agreements), with an average production volume of 2.7 million m3/day of natural gas (approximately 3 million m3/day in December 2016) and 0.2 thousand m3/day of oil. PEPASA’s production results correspond to its associations in productive projects with YPF, YSUR (former Apache) and the Company, as well as from projects as an independent operator. A large part of the production is sold under the Natural Gas Surplus Injection Program at a total price of U$S 7.5/MMBTU.

With the acquisition of Petrobras, the Company incorporated areas in Argentina and abroad, with an average annual production volume of approximately 4.4 thousand m3/day of oil and 6.5 million m3/day of natural gas. The main oil production assets are Medanito-Jagüel de los Machos, El Tordillo and Entre Lomas-Bajada del Palo through its interest in PELSA, and the main natural gas production assets are Río Neuquén, Sierra Chata and El Mangrullo. Additionally, the Company has a 23% interest in Oldelval, a company engaged in the transportation of crude oil through pipelines from the Neuquén basin.

In the refining and distribution segment, the Company has the refinery Dr. Ricardo Eliçabe, located in the City of Bahía Blanca, a 28.5% interest in Refinor (owner of a refinery of its own in Campo Durán, Province of Salta and more than 70 service stations in Northern Argentina). Additionally, sells fuels, operating a network of 263 services stations in the center and south of the country, of which 24 are owned; and manufactures lubricants through the Avellaneda industrial plant.

Lastly, in the petrochemical segment the Company owns three high-complexity industrial plants for the production of a wide range of petrochemical products.

NOTE 1: (Continuation)

Through its Holding and others business segment, the Company holds an interest in the electricity and gas transportation bussiness, conducts financial investment operations and it keeps investments in other companies that have complementary activities. In the transmission business, the Company jointly controls Citelec, which is the controlling company of Transener that performs the operation and maintenance of the high-tension transmission network in Argentina which covers more than 14,500 km of lines of its own, and 6,200 km of lines of Transba. Both companies together carry 90% of the electricity in Argentina. In the natural gas transportation business, through CIESA, the Company has a 25.5% indirect interest in TGS that holds a concession for the transportation of natural gas in Southern Argentina and is engaged in processing and trading of natural gas liquids.

NOTE 2: REGULATORY FRAMEWORK

2.1          Generation

2.1.1 State of Emergency in the National Electricity Sector

On December 16, 2015, the National Government issued Executive Order No. 134/15 declaring a state of emergency in the electrical sector until December 31, 2017 and instructed the MEyM to adopt the necessary measures regarding the generation, transmission and distribution of electric power within the national jurisdiction to upgrade the quality and safety of the supply and to guarantee the provision of the electricity public service under proper economic and technical conditions.

2.1.2          SE Resolution No. 22/16 – Update of the Remuneration Scheme implemented by SE Resolution No. 95/13 and previously updated by SE Resolutions No. 529/14 and No. 482/15

On March 22, 2013, the SE issued Res. 95/13 which provided for a new general-scope system replacing the applicable remuneration scheme previously in force for all the power generation sector, with the exception of power plants the energy and/or power of which are sold as an Energy Plus Service (SE Res. No. 1281/06) and under the WEM Supply Agreement pursuant to SE Res. No. 220/07.

The new remuneration scheme became applicable as from the economic transactions for the month of February, 2013, except for HINISA and HIDISA, for which it became applicable as from the commercial transaction for the month of November, 2013.

On March 30, 2016, SE Resolution No. 22/16 was passed, which amended SE Resolution No. 482/15 (which in turn amended SE Resolutions No. 95/13 and 529/14) and provided for a retroactive updating —as from the economic transactions for the month of February, 2016— of the remuneration values for fixed and variable costs and for maintenance remuneration.

The applicable remuneration scheme comprises the following items:

i.      Fixed Costs Remuneration: It considers and remunerates Power Capacity Made Available in HRP. The method for calculating the remuneration will be variable based on the RA and each unit's HA.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

Classification or technology and scale	$/MW-HRP
TG units with power capacity (P) > 50 Mw	108.8
TV units with power capacity (P) < 100 Mw	180.9
TV units with power capacity (P) > 100 Mw	129.2
CC units with power capacity (P) > 150 MW	84.3
HI units with power capacity (P) between 30 Mw and 120 Mw	299.2
HI units with power capacity (P) between 120 Mw and 300 Mw	107.8

ii.     Variable Costs Remuneration: It is calculated on a monthly basis based on the power generated by each type of fuel:

Classification or technology and scale	Operating with:
	Natural Gas	FO/GO Hydrocarbons
	$/MWh
TG units with power capacity (P) > 50 Mw	46.3	81.1
TV units with power capacity (P) < 100 Mw	46.3	81.1
CC units with power capacity (P) > 150 MW	46.3	81.1
TV units with power capacity (P) > 100 Mw	46.3	81.1

Hydroelectric Units	$/MWh
HI units with power capacity (P) ≤ 50 Mw (renewable)	36.7
HI units with power capacity (P) between 120 Mw and 300 Mw	36.7

iii.   Additional Remuneration: Part of this remuneration is settled directly to the generator and another will be destined to “new infrastructural projects in the electric sectors”, which will be defined by the SE through a trust. The SE will establish the trust funding mechanisms.

Classification or technology and scale	Allocation
	Generator $/MWh	Trust $/MWh
TG units with power capacity (P) > 50 Mw	11.7	7.8
TV units with power capacity (P) < 100 Mw	13.7	5.9
TV units with power capacity (P) > 100 Mw	11.7	7.8
CC units with power capacity (P) > 150 MW	11.7	7.8
HI units with power capacity (P) ≤ 50 Mw (renewable)	84.2	14.9
HI units with power capacity (P) between 120 Mw and 300 Mw	59.4	39.6

iv.   Maintenance Remuneration: It is calculated based on the total generated energy. Such remuneration is implemented through LVFVDs and is destined exclusively to the financing of major maintenance works, subject to the SE approval.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

Classification or technology and scale	$/MWh
TG units with power capacity (P) > 50 Mw	45.1
TV units with power capacity (P) < 100 Mw	45.1
TV units with power capacity (P) > 100 Mw	45.1
CC units with power capacity (P) > 150 MW	39.5
HI units with power capacity (P) ≤ 50 Mw (renewable)	16
HI units with power capacity (P) between 120 Mw and 300 Mw	16

v.    “Production” and “Operating Efficiency” Promotion: consists of an increase in the remuneration of variable costs upon the meeting of certain conditions.

The “Production” Promotion consists of a 15% or 10% percent increase in the remuneration of variable costs of thermal units operating with liquid fuels and gas/coal, respectively, as from the moment its accumulated production during the calendar year exceeds by 25% or 50% its production capacity with the applicable fuel and for its actual power capacity.

The “Operating Efficiency” Promotion consists of the acknowledgment of an additional remuneration equivalent to the variable cost remuneration for the percentage difference between the actual consumption and the reference consumption determined for each unit and fuel type. Comparisons will be made on a quarterly basis. In the case of higher consumptions, the base remuneration is not affected by variable costs.

Specific consumption reference values are as follows:

Generating Unit	Natural Gas	Alternative Fuels (FO/GO/CM)
	Kcal/kWh	Kcal/kWh
TG	2,400	2,600
TV	2,600	2,600

vi.   2015-2018 FONINVEMEM Resources: consists of an specific contribution destined to the execution of works approved or to be approved by the SE under such system. These specific contributions do not create acquired rights for the generator and, in case of breach of the construction and/or supply agreements, such resources may be reassigned by the SE.

Technology and scale	2015-2018 Investment Resources ($/MWh)
TG units with power capacity (P) > 50 Mw	15.8
TV units with power capacity (P) < 100 Mw	15.8
TV units with power capacity (P) > 100 Mw	15.8
CC units with power capacity (P) > 150 MW	15.8
HI units with power capacity (P) ≤ 50 Mw (renewable)	6.3
HI units with power capacity (P) between 120 Mw and 300 Mw	6.3

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

vii.  2015-2018 FONINVEMEM Direct Remuneration: It consists of the recognition of an additional remuneration to units installed under the 2015-2018 FONINVEMEM scheme equivalent to 50% of the Direct Additional Remuneration. The term for the recognition of such remuneration will begin with the unit's commercial commissioning and extend for a term not exceeding 10 years.

In furtherance of the objective sought by SE Resolution No. 95/13 of optimizing and minimizing costs in the supply of fuel to the WEM plants, it was provided that generation agents may not renew or extend their contracts with suppliers upon termination, the supply of such fuel thus becoming centralized in CAMMESA.

Finally, it was suspended the inclusion of new contracts into the MAT, as well as their extension or renewal, should the Large Users acquire their supplies directly from CAMMESA.

Resolution’s Implementation Criteria

The categorization by CAMMESA of generation units pursuant to the scales set forth by SE Resolution No. 95/13 is detailed below:

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

Company	Generating unit	Technology	Power
CTG	GUEMTG01	TG	> 50 MW
CTG	GUEMTV11	TV	<100 MW
CTG	GUEMTV12	TV	<100 MW
CTG	GUEMTV13	TV	>100 MW
CPB	BBLATV29	TV	>100 MW
CPB	BBLATV30	TV	>100 MW
CTLL	LDLATG01	TG	>50 MW
CTLL	LDLATG02	TG	>50 MW
CTLL	LDLATG03	TG	>50 MW
CTGEBA	GEBATG10	CC / TG	>150 MW
CTGEBA	GEBATG11	CC / TG	>150 MW
CTGEBA	GEBATV10	CC / TV	>150 MW
HIDISA	AGUA DEL TORO	HI	HI – Medium 120<P≤300
HIDISA	EL TIGRE	HI	HI – Small 0<P≤120
HIDISA	LOS REYUNOS	HI	HI – Medium 120<P≤300
HINISA	NIHUIL I	HI	HI – Medium 120<P≤300
HINISA	NIHUIL II	HI	HI – Medium 120<P≤300
HINISA	NIHUIL III	HI	HI – Medium 120<P≤300
HPPL	PPL1HI	HI	HI – Medium 120<P≤300
HPPL	PPL2HI	HI	HI – Medium 120<P≤300
HPPL	PPL3HI	HI	HI – Medium 120<P≤300

2.1.3          Energy Plus - SE Resolution No. 1281/06

The SE approved Res. No. 1281/06, in which it is established that the existing energy commercialized in the Spot market will have the following priorities: (i) Demands below 300 KW; (ii) Demands over 300 KW with contracts; and (iii) Demands over 300 KW without contracts.

It also establishes certain restrictions to the commercialization of electricity, and implements the Energy Plus service, which consist in the offering of additional generation availability by the generating agents. These measures imply the following:

-               Hydroelectric and thermal generators without fuel contracts are not allowed to execute any new contract.

-               Large Users with a demand over 300 KW will be only allowed to contract their energy demand in the forward market for the electrical consumption made during the year 2005 (“Base Demand”) with the thermoelectric plants existing in the WEM.

-               The new energy consumed by Large Users with a demand over 300 KW over the Base Demand must be contracted with new generation at a price freely negotiated between the parties (“Energy Plus”).

-               The New Agents joining the system must contract a maximum of 50% of their demand under the Energy Plus service.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

-               For the new generation plants to be included within the Energy Plus service, they must have fuel supply and transportation contracts.

Under such standard, the Company through its CTG, Genelba and Ecoenergia power plants provides the service of Energy Plus to several WEM clients, which implies a contracted power of 280 Mw.

If a generator cannot meet the demand for energy assigned to an Energy Plus client, the generator may purchase that energy in the Spot Market at the operating marginal cost. The Company has current Power Availability Agreements in force with other generators, whereby it can purchase energy from those generators to support its contracts.

Furthermore, the Company has entered into power availability agreements with other generating agents whereby the Company acts as the selling party, supporting such generators in case of unavailability of their equipment. These agreements are ranked with a lower priority than Energy Plus contracts and relate to surplus energy (energy committed to the Energy Plus contracts which has not been demanded by customers).

The SE, through Note No. 567/07 and its amendments, has implemented the Surplus Demand Incremental Average Charge as the maximum price payable by Large Users, with a power consumption above 300 KW, for their Surplus Demand in case they do not have an Energy Plus Service Agreement in force. Currently these values are $ 650/MWh for GUMA and GUME and $ 0/MWh for GUDI.

These values, exposed to the U.S. Dollar exchange rate and based on the behavior of other WEM costs (mainly the WEM Agreements’ Surcharges), represent the opportunity cost of the purchase of energy by Large Users. Since the addition of all these prices amounts to values equivalent to the generation cost, a number of customers opt not to enter into agreements. As a result of the previously described process, generators have to sell their energy at the spot market, thus reducing their profitability margins.

Finally, in the particular case of CTG, based on what it is established in Art. 6 of Res. SE 482/15, and with the agreement of the generators of Energy Plus, the energy delivered to the spot market and the uncommitted power available in Energy Plus contracts in force in each period will be paid under the criteria established by Res. SE 22/16, being the cost of fuel provided by CAMMESA out of the transaction.

2.1.4          WEM Supply contracts - Resolution SE No. 220/07

Aiming to modify the market conditions allowing for new investments to increase the generation offer, the SE passed Res. No. 220/07, which empowers CAMMESA to enter into “WEM Supply Commitment Agreements” with WEM generating agents for the energy produced with new generation equipment. They will be long-term agreements, and the price payable by CAMMESA should compensate the investment made by the agent at a rate of return accepted by the SE.

On November 1, 2011, CAMMESA granted to CTLLL the provisional commercial commissioning of the TV unit, and the combined cycle started to operate on a commercial basis. Electricity generated by TV may be sold pursuant to the Energy Plus Plan and through the WEM Supply Agreements executed by CAMMESA pursuant to SE Res. No. 220/07. Pursuant to the Addendum to the December 2010 Supply Agreement, during the first 3 years of the Supply Agreement all the power produced by the TV may be marketed thereunder.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

On October 27, 2014, the Addendum to CTLL’s Supply Agreement was extended until the termination, in the year 2021, of the WEM Supply Agreement pursuant to SE Resolution No. 220/07 entered into with CAMMESA.

Finally, Central Térmica Piquirenda, owned by EGSSA (which makes up CTG´s assets after its merger with EGSSA and EGSSAH) was commissioned for commercial operation on May 3, 2011. On July 15, 2011, such company executed the WEM Supply Agreement pursuant to SE Res. No. 220/07. As from such date, the power produced is marketed in whole pursuant to the provisions of such agreement.

2.1.5          SE Resolution No. 21/16: Call to companies interested in offering new generation capacity

As a result of the state of emergency in the National Electricity Sector, the SE issued Resolution No. 21/16 calling for parties interested in offering new electric power thermal generation capacity with the commitment to making it available through the WEM for the following periods: i) 2016/2017 summer; ii) 2017 winter, and iii) 2017/2018 summer.

The terms for the call were established in SE Note No. 161/16. The conditions applicable to the generation capacity to be offered include: i) a minimum 40 MW power; ii) each generating unit should have a minimum 10 MW power; and iii) the equipment should have double fuel consumption capacity (with certain exceptions).

Successful bidders will enter into a wholesale demand agreement with CAMMESA on behalf of the distributors and the GUME. For further information on the Group’s projects, see Note 46.

2.1.6          New measures promoting projects in renewable energies

In the month of October 2015, Act No. 27,191 (regulated by Executive Order No. 531/2016) was passed, which amended Act No. 26,190 on the promotion of renewable sources of energy. Among other measures, it provided that by December 31, 2025, 20% of the total demand for energy in Argentina should be covered with renewable sources of energy. To meet such objective, it provides that the GUME and CAMMESA should cover 8% their demand with such sources by December 31, 2017. Such percentage will increase every two years until reaching such objective. The agreements entered into with Large Users and Distributors' Large-scale users may not have an average price exceeding U$S 113/MWh.

Additionally, it provides for several measures promoting the construction of projects for the generation of energy from renewable sources, including tax benefits (advance VAT reimbursement, accelerated depreciation of the income tax, import duty exemptions, etc.) and the creation of a fund for the development of renewable energies destined, among other objectives, to the granting of loans and capital contributions for the financing of such projects. The tax benefits quota for 2016, set by Executive Order No. 882/16, amounts to U$S 1,700 million. If it is not allocated in full, the balance will be automatically carried forward to the following year.

In order to meet the objectives set by Act No. 26,190 and Act No. 27.191, the MEyM launched an open call for bids for the hiring of energy from renewable sources within the WEM (RenovAr Program, Round 1). The call aims to assign contracts for a capacity of up to 1,000 MW obtained with different technologies (wind and solar energy, biomass, biogas and small hydraulic developments with a capacity of up to 50 MW). Successful bidders with enter into Renewable Electric Power Supply Agreements for the sale of a committed annual electric power block for a term of 20 years. For further information on the Group’s projects, see Note 46.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.1.7          Receivables from WEM generators

As of December 31, 2016 and 2015, the Company and its generation subsidiaries, holds receivables with CAMMESA which, at nominal value, together with accrued interest, amount to a total $ 3,798 and $ 1,016 million, with an estimated recoverable value of $ 2,805 and $ 978 million, respectively. Its integration is detailed below.

a.       LVFVDs pursuant to SE Resolution No. 406/03 2004-2006. They have been assigned to FONINVEMEM in the amount of $ 74 million and $ 54 million including interest, and their estimated recoverable value amounts to $ 71 million and $ 47 million, respectively.

b.       LVFVDs pursuant to SE Resolution No. 406/03 2008-2013 and SE Resolution No. 95/13 2013-2016 in the amount of $ 3,232 million and $ 883 million including interest, and their estimated recoverable value amounts to $ 2,242 million and $ 852 million, respectively. As of December 31, 2016 and 2015, $ 1,159 million and $ 883 million including interest have been allocated to the “2014 Thermal Generation Availability Increase Agreement”, and their estimated recoverable value amounts to $ 1,050 million and $ 852 million, respectively.

c.       LVFVDs for Maintenance Remuneration in the amount of $ 492 million and $ 79 million, respectively, bound to funding maintenance work previously authorized by the SE. They have been valued at their nominal value plus interest and if applicable, have been disclosed net of the partial advances received under the CAMMESA financing.

2.1.8          SE Resolution No. 19-E/17 – New Remuneration Scheme

On February 2, 2017, the SE issued Resolution No. 19-E/17, which replaces the remuneration scheme set forth by Resolution No. 22/16 and establishes guidelines for the remuneration to generation plants as from the commercial transaction corresponding to February 1, 2017.

The Resolution provides for remunerative items based on technology and scale, establishing dollar-denominated prices payable in pesos by applying BCRA’s exchange rate effective on the last business day of the month of the applicable economic transaction; the transaction's maturity will be the one provided for in CAMMESA's proceedings.

2.1.8.1     Remuneration for Available Power Capacity

Thermal Power Generators

The Resolution provides for a minimum remuneration for power capacity based on technology and scale and allows generating, co-generating and self-generating agents owning conventional thermal power stations to offer Guaranteed Availability Commitments for the energy and power capacity generated by their units not committed under the Energy Plus service modality or under the WEM Supply Agreement pursuant to SE Resolution No. 220/07.

Availability Commitments for each unit should be declared for a term of three years, together with information for the Summer Seasonal Programming (except for 2017, where information may be submitted within the term for the winter seasonal period), with the possibility to offer different availability values for summer and winter six-month periods.

Finally, Generators will enter into a Guaranteed Availability Commitment Agreement with CAMMESA, which may assign it to the demand as defined by the SE. The committed thermal generators’ remuneration for power capacity will be proportional to their compliance.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

-          Minimum Remuneration: It applies to generators with no Availability Commitments

Technology/Scale	Minimum Price [U$S/MW- month]
Big CC units with power capacity > 150 MW	3,050
Big TV units with power capacity > 100 MW	4,350
Small TV units with power capacity ≤ 100 MW	5,700
Big TG units with power capacity > 50 MW	3,550
Internal Combustion Engines	5,700

-           Base Remuneration: It applies to generators with no Availability Commitments

Period	Base Price [U$S/MW- month]
May 17 – Oct.17	6,000
Nov. 17 onwards	7,000

-          Additional Remuneration:

Remuneration for the additional available power capacity aiming to encourage Availability Commitments for the periods with a higher demand of the system. CAMMESA will define a Monthly Thermal Generation Goal for the set of qualified generators on a bi-monthly basis and will call for additional power capacity availability offers with prices not exceeding the additional price.

Period	Additional Price [U$S/MW- month]
May 17 – Oct.17	1,000
Nov. 17 onwards	2,000

Hydroelectric Generators

In the case of hydroelectric power plants, a base remuneration and an additional remuneration for power capacity were established.

Power capacity availability is determined independently of the reservoir level, the contributions made or the expenses incurred. Furthermore, in the case of pumping hydroelectric plants, the following is considered to calculate availability: i) the operation as a turbine at all hours within the period, and ii) the availability as a pump at off-peak hours during all days and on non-business days’ hours.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

The base remuneration is determined by the actual power capacity plus that under programmed and/or agreed maintenance:

Technology/Scale	Base Price [U$S/MW- month]
Medium HI units with power capacity > 120 ≤ 300 MW	3,000
Small HI units with power capacity > 50 ≤ 120	4,500
Big HB pumping units with power capacity > 120 and ≤ 300 MW	2,000

Similarly to the provisions of Resolution No. 22/16, in the case of hydroelectric power plants maintaining control structures on river courses and not having an associated power plant, a 1.20 factor will be applied to the plant at the headwaters.

The additional remuneration applies to power plants of any scale for their actual availability and based on the applicable period:

Type of Power Plant	Period	Additional Price [U$S/MW- month]
Conventional	May 17 – Oct. 17	500
	Nov. 17 onwards	1,000
Pumping	May 17 – Oct. 17	0
	Nov. 17 onwards	500

As from November 2017, the allocation and collection of 50% of the additional remuneration will be conditional upon: i) the generator taking out insurance, to CAMMESA’s satisfaction, to cover for major incidents on critical equipment; ii) the progressive updating of the plant's control systems pursuant to an investment plant to be submitted based on criteria to be defined by the SE.

Other Technologies

The remuneration is made up of a base price and an additional price associated with the availability of the installed equipment with an operating permanence longer than 12 months as from the beginning of the Summer Seasonal Programming.

Technology/Scale	Price
	Base (U$S/MWh)	Additional (U$S/MWh)
Wind	7.5	17.5

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.1.8.2     Remuneration for Generated and Operated Energy

The remuneration for Generated Energy is valued at variable prices according to the type of fuel:

Technology/Scale	Natural Gas [U$S/MWh]	Hydrocarbons (U$S/MWh)
Big CC units with power capacity > 150 MW	5.0	8.0
Big TV units with power capacity > 100 MW	5.0	8.0
Small TV units with power capacity ≤ 100 MW	5.0	8.0
Big TG units with power capacity > 50 MW	5.0	8.0
Internal Combustion Engines	7.0	10.0

The remuneration for Operated Energy applies to the integration of hourly power capacities for the period, and is valued at 2.0 U$S/MWh for any type of fuel.

In the case of hydroelectric plants, prices for Generated and Operated Energy are as follows:

Technology/Scale	Generated Energy [U$S/MWh]	Operated Energy [U$S/MWh]
Medium HI units with power capacity > 120 ≤ 300 MW	3.5	1.4
Small HI units with power capacity > 50 ≤ 120	3.5	1.4
Big HB pumping units with power capacity > 120 and ≤ 300 MW	3.5	1.4

2.1.8.3     Additional Remuneration for Efficiency

The Resolution keeps in effect the additional remuneration for efficiency created by Resolution No. 482/15.

2.1.8.4     Additional Remuneration for Low-Use Thermal Generators

The resolution provides for an additional remuneration for low-use thermal generators having frequent startups based on the monthly generated energy for a price of 2.6 U$S/MWh multiplied by the usage/startup factor.

The usage factor is based on the Rated Power Use Factor recorded during the last rolling year, which will have a 0.5 value for thermal units with a usage factor lower than 30% and a 1.0 value for units with a usage factor lower than 15%. In all other cases, the factor will equal 0.0.

The startup factor is established based on startups recorded during the last rolling year for questions associated with the economic dispatch made by CAMMESA. It will have a 0.0 value for units with up to 74 startups, a 0.1 value for units recording between 75 and 149 startups, and a 0.2 value for units recording more than 150 startups. In all other cases, the factor will equal 0.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.1.8.5     Repayment of Financing for Overhauls (applicable to thermal and hydroelectric generators)

The Resolution cancels the Maintenance Remuneration and establishes that for the repayment of outstanding loans, credits already accrued and/or committed to the cancellation of such maintenance works will be applied first. The balance will be repaid by discounting U$S 1/MWh for the energy generated until the total cancellation of the financing.

2.2     Transmission

In order to regularize the remuneration adjustment effective as from December 1, 2010, on May 13, 2013 and on May 20, 2013, Transener and Transba, respectively, entered into a Renewal Agreement of the Instrumental Agreement (“Renewal Agreement”) with the SE and the ENRE, which will be effective until December 31, 2015 and which set forth as follows:

i)      the recognition of receivables by Transener and Transba resulting from cost variations during the December 2010 – December 2012 period, calculated through the Cost variation index of Memorandum of Agreement (IVC),

ii)     a mechanism for the payment of outstanding positive balances of Addendum II and those determined in the previous subsection, during the year 2013;

iii)   a procedure for the automatic update, and payment, of resulting cost variations following the sequence of the semesters already elapsed from January 1, 2013 to December 31, 2015.

iv)   the execution of a new Addendum with CAMMESA including the amount of the generated receivables and the applicable interest until their actual cancellation.

Under the Renewal Agreement it was established a Cash Flow and an Investment Plan which Transener and Transba will execute during 2013 and 2014, taking into consideration the reception of the disbursements pursuant to the Addenda to be signed. In all cases, the Cash Flow and the Investment Plan will be aligned with Transener and Transba’s earning in each period.

The Investment Plan set forth in the Renewal Agreement estimates investments under the stated conditions for the years 2013 and 2014 amounting to approximately $ 286 million and $ 207 million, respectively, for Transener; and to $ 113 million and $ 100 million for Transba, respectively.

The Renewal Agreement stablished that in case they are not renewed, as from January 1, 2016 CAMMESA will consider the values set forth by ENRE Resolutions No. 327/08 and 328/08 as remuneration for the services rendered by Transener and Transba, with the application of Section 4.2 of the Agreements, determined by the ENRE in the Instrumental Agreements and the Renewal Agreements.

In order to execute the Third CAMMESA Loan Extension, Transener and Transba have dismissed their filed legal actions regarding performance of the commitments undertaken in the Agreements and the Instrumental Agreements as at the date hereof. In case of breach of the commitments undertaken in the Agreements, the Instrumental Agreements and the Renewal Agreements, Transener and Transba will be entitled to resume and/or restart any actions deemed appropriate in furtherance thereof.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

On October 25, 2013, Transba entered into an extension of the financing agreement (Addendum III) with CAMMESA, which stipulated as follows: i) the granting to Transba of a new loan in the amount of $ 324.8 million corresponding to receivables acknowledged by the SE and the ENRE on account of cost variations for the December, 2010- December, 2012 period; and iii) the assignment as collateral of the receivables on account of higher costs as of December 31, 2012 pursuant to the Renewal Agreement and the Agreement in order to pay off the amounts collectable for the application of the new agreed extensions.

Furthermore, on February 14, 2014 Transener entered into Addendum III with CAMMESA, which stipulated as follows: i) the granting to Transener of a new loan in the amount of $ 785.8 million corresponding to receivables acknowledged by the SE and the ENRE on account of cost variations for the December, 2010-December, 2012 period; and iii) the assignment as collateral of receivables on account of higher costs as of December 31, 2012 pursuant to the Renewal Agreement in order to pay off the amounts collectable for the application of the new agreed extensions.

Furthermore, on September 2, 2014, Transener and Transba executed with CAMMESA the Mutuum (Loan) Contracts for the implementation of the 2013 and 2014 Renewal Agreements (the “New Mutuum Contracts”), which stipulated as follows: i) that the Mutuum Contracts, together with their Addendums I, II and III timely executed with CAMMESA, would be deemed duly performed; ii) the granting to Transener and Transba of a new loan in the amount of $ 622.2 million and $ 240.7 million corresponding to receivables acknowledged by the SE and the ENRE on account of cost variations for the January 2013-May 2014 period; and iii) the assignment as collateral of the receivables recognized on account of higher costs as at May 31, 2014 pursuant to the Renewal Agreement in order to pay off the amounts collectable for the application of the executed New Mutuum Contracts.

On March 17, 2015 Transener and Transba executed with CAMMESA an Addenda to the Mutuum (Loan) Contracts (New Addenda), by which it was agreed to grant new loans in the amounts of $ 563.6 million and $ 178.3 million to Transener and Transba, respectively, corresponding to: i) the outstanding of the Mutuum (Loan) Contracts as of January 30, 2015; and ii) receivables acknowledged by the SE and the ENRE on account of cost variations for the June 2014-November 2014 period. In addition, the assignment as collateral of the receivables recognized on account of higher costs as at November 30, 2014 pursuant to the Instrumental Renewal Agreement in order to cancel the amounts to be received by application of New Addenda signed.

On September 17, 2015, Transener and Transba entered into an Addenda to the Renewal Agreements with the SE and ENRE approving the 2015 Economic and Financial Projection; providing for an investment plan for the year 2015 in the amount of $ 431.9 million and $ 186.6 million for Transener and Transba, respectively, and granting additional non-reimbursable resources for the execution of such investment plan.

On November 25, 2015, Transener and Transba executed the new Loan Agreements (the New Agreements) with CAMMESA stipulating the granting of financing in the amount of $ 508,9 million and $ 317.6 million to Transener and Transba, respectively, corresponding to: i) credit claims acknowledged by the SE and the ENRE for cost variations during the December 2014-May 2015 period; and ii) amounts corresponding to Additional Investments provided for in the Addendums to the Renewal Agreements. Additionally, the assignment as security of credit claims for increased costs as of May 31, 2015 was agreed pursuant to the Instrumental Renewal Agreement with the purpose of paying off the amounts receivable within the scope of all the new executed Loan Agreements.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

Pursuant to the instruction provided by the National Ministry of Energy and Mining through MEyM Resolution No. 196/16, on September 28, 2016 the ENRE passed Resolution No. 524/16 approving the program applicable to the Full Tariff Review (RTI) of the electric power transmission service during 2016, which provides for the entry into force of the resulting tariff scheme as from February 2017.

On December 26, 2016, Transener executed a new agreement with the SE and the ENRE under the agreements set forth in sections 4 and 11 of the Memorandum of Understanding for the Update of the High-Voltage Electric Power Transmission Contract (the “Memorandum of understanding”), entered into with the UNIREN on May 17, 2005 and ratified by the National Executive Branch through Executive Order No. 1462/2005.

Pursuant to the Agreement, and in order for Transener to have sufficient and necessary resources to support its ordinary operations and perform all other tasks necessary to secure the proper operation and functioning of the electric power transmission system under concession, the SE (i) recognized credit claims in favor of Transener in the amount of $ 602.9 million on account of cost variations during the December 1, 2015-July 31, 2016 period, and (ii) determined credit claims for increased costs in favor of Transener in the amount of $ 899.9 million for the August 1, 2016-January 31, 2017 period. To such effects, the SE will instruct CAMMESA to execute a Loan and Receivables Assignment Agreement with Transener S.A., which will be settled with the above-mentioned recognized and ascertained receivables. Additionally, the Agreement provides for an “Investment Plan” for the October 2016-March 2017 period in the approximate amount of $ 299.1 million.

Furthermore, on December 26, 2016, Transba executed a new agreement with the SE and the ENRE under the agreements set forth in sections 4 and 11 of the Memorandum of Understanding for the Update of the High-Voltage Electric Power Transmission for Regional Distribution Contract (the “TRANSBA Memorandum of understanding”), entered into with the UNIREN on May 17, 2005 and ratified by the National Executive Branch through Executive Order No. 1460/2005.

Both agreements will be effective until January 31, 2017 or until the entry into force of the tariff scheme resulting from the Full Tariff Review, whichever occurs first.

Pursuant to the Transba Agreement, and in order for this company to have the necessary and sufficient resources to support its ordinary operations and perform all other necessary tasks to secure the proper operation and functioning of the electric power transmission system under concession, the SE (i) recognized credit claims in favor of Transener in the amount of $ 151.9 million on account of cost variations for the December 1, 2015-July 31, 2016 period, and (ii) granted Transener credit claims for increased costs in the amount of $ 362.8 million for the August 1, 2016-January 31, 2017 period. To such effects, the SE will instruct CAMMESA to execute a Loan and Receivables Assignment Agreement with Transba, which will be settled with the above-mentioned recognized and ascertained receivables. Additionally, the Agreement provides for an “Investment Plan” for the October 2016-March 2017 period in the approximate amount of $ 121.4 million.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

As of the closing of Transener financial statements, income from the recognition of cost variations by the SE and the ENRE has been recognized up to the amounts collected under the Loan Agreements signed and/or under signature process, as indicated in the following paragraph. Consequently, Transener has recognized revenues from sales in the amount of $ 1,062.5 million and $ 908.1 million, and interest gains for $ 105.1 million and $ 139.5 million for the fiscal years ended on December 31, 2016 and 2015, respectively. Likewise, Transba has recognized revenues from sales in the amount of $ 452.1 million and $ 418.1 million, and interest gains for $ 22.4 million and $ 36.9 million for the same periods, respectively. Liabilities arising from payments received up to the amount of the recognized credit claims for increased costs under the Instrumental Agreement and the Renewal Agreement have been canceled through the assignment of such credit claims.

Pursuant to Resolution No. 524/16 mentioned above, which establishes the program applicable to the RTI process for Electric Power Transmission during 2016, on January 31, 2017, the ENRE issued Resolutions No. 66/17 and No. 73/17 establishing the tariffs in force for the 2017/2021 five-year period for Transener and Transba, respectively.

Furthermore, the ENRE established the mechanism for adjusting the remuneration, the service quality system and applicable penalties, the reward system and the investment plan to be made by both companies during such period.

2.3     Distribution

Edenor is subject to the regulatory framework provided under Law No. 24,065, the Concession Agreement and the regulations issued by the ENRE.

The ENRE is empowered to approve and control tariffs, and control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as provided for in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE may apply the penalties stipulated in the Concession Agreement.

The Distribution Company’s obligations are, among others, to make the necessary investments and carry out the necessary maintenance works in order to ensure that the quality levels established for the provision of the service in the concession area will be complied with and that electricity supply and availability will be sufficient to meet the demand in due time, securing the sources of supply.

If Edenor repeatedly fails to comply with the obligations assumed in the Concession Agreement, the grantor of the concession will be entitled to foreclose on the Collateral granted by the majority shareholders by means of the pledge of the Class A shares and sell them in a Public Bid, this, however, will not affect the continuity of Edenor (Note 6.4).

Furthermore, the Concession Agreement may be rescinded in the event of the Distribution Company’s undergoing bankruptcy proceedings. Additionally, if the Grantor of the Concession fails to discharge his obligations in such a manner that the Distribution Company is prevented from providing the Service or the Service is severely affected on a permanent basis, the Distribution Company may request, after demanding the regularization of such situation in a term of 90 days, that the agreement be rescinded.

As of the date of issuance of these consolidated financial statements, there have been no events of non-compliance by Edenor that could be regarded as included within the scope of this situation.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.3.1 Electricity rate situation

2.3.1.1 Adjustment Agreement entered into between Edenor and the Federal Government

On September 21, 2005, Edenor entered into an Adjustment Agreement within the framework of the process of renegotiation of the Concession Agreement set forth in Law No. 25,561 and supplementary regulations, which was ratified on February 13, 2006.

The Adjustment Agreement provides for the following:

i.            the implementation of a Temporary Tariff Structure effective as from November 1, 2005, including a 23% average increase in the distribution margin, which may not result in an increase in the average rate of more than 15%, and an additional 5% average increase in the VAD, allocated to certain specified capital expenditures;

ii.           the requirement that during the term of said temporary tariff structure, dividend payment be subject to the approval of the regulatory authority;

iii.         the establishment of a “social tariff” for the needy and the levels of quality of the service to be rendered;

iv.         the suspension of the claims and legal actions filed by the Company and its shareholders in national or foreign courts due to the effects caused by the Economic Emergency Law;

v.          the carrying out of a RTI which will result in a new tariff structure that will go into effect on a gradual basis and remain in effect for the following 5 years. In accordance with the provisions of Law No. 24,065, the ENRE will be in charge of such review;

vi.         the implementation of a minimum investment plan in the electric network for an amount of $ 178.8 million to be fulfilled by Edenor during 2006, plus an additional investment of $ 25.5 million should it be required;

vii.       the adjustment of the penalties imposed by the ENRE that are payable to customers by way of discounts, which were notified by such regulatory agency prior to January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect through the date on which they are effectively paid, using, for such purpose, the average increase recorded in Edenor’s distribution costs as a result of the increases and adjustments granted at each date;

viii.      the waiver of the penalties imposed by the ENRE that are payable to the National State, which have been notified, or their cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect;

The payment term of the penalties imposed by the ENRE, which are described in paragraph vii) above, is 180 days after the approval of the RTI in fourteen semiannual installments. Those discounts have been early made as from December 2015 (Note 2.3.3.3).

Mentioned agreement was ratified by the PEN by means of Executive Order No. 1,957/06, signed by the President of Argentina on December 28, 2006 and published in the Official Gazette on January 8, 2007.  The aforementioned agreement stipulated the terms and conditions that, upon compliance with the other procedures required by the regulations, would be the fundamental basis of the Comprehensive Renegotiation of the Concession Agreement of the public service of electric power distribution and sale within the federal jurisdiction, between the PEN and the holder of the concession.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.3.1.2 Breach of the Adjustment Agreement

With the aim of ensuring the viability of the electricity supply continuity, safety and quality, the Adjustment Agreement provided for the creation of a Temporary Tariff Structure (RTT), pursuant to which the increase in the Company’s costs would be recognized on a semiannual basis by means of the cost monitoring mechanism (MMC), and laid down the conditions for the RTI. That mechanism was only applied in the three first six-month periods, after which the Federal Government (through its different agencies) systematically failed to comply with the obligations assumed.

By means of MEyM Resolutions Nos. 6 and 7/16, and as from February 1, 2016, the current electricity rate schedule of Distribution companies is readjusted within the framework of the Temporary Tariff Structure, which is the adjustment of the existing electricity rate schedule by applying thereto the semiannual readjustment that was pending.

Additionally, the aforementioned MEyM Resolution No. 7/16 instructs the ENRE to carry out the RTI.

Finally, by means of ENRE Resolution No. 63/17 dated January 31, 2017 (Note 2.3.1.3), the electricity rate schedule resulting from the RTI process, which will be applied by the Company as from February 1, 2017, was approved.

2.3.1.3 RTI

Due to the aforementioned breach, in June 2013, Edenor filed a complaint against the Federal Government claiming full compliance with the Adjustment Agreement and compensation for damages due to the breach with the commitments stipulated therein. The complaint was amended so as to extend it in November 2013.

Although in the last years, the Grantor of the Concession adopted palliative measures –previously described in this Note 2, to allow for the operations to continue, such measures were partial and considered neither all the variables nor the essential elements of the rights and obligations deriving from the Concession Agreement.

Therefore, by means of MEyM Resolution No. 7/16, SE Resolution No. 32/15 was repealed and the ENRE was instructed to adopt measures, within its field of competence, to finish the RTI.

To that end, on April 1, 2016, the ENRE issued Resolution No. 55/16, which approved the program for the Review of the distribution tariff, which was carried out in 2016.

In this regard, on September 5, 2016, Edenor submitted to the ENRE for its approval the electricity rate schedule proposal for the next five years. For the purposes of the rate proposal, Edenor:

i)        determined the capital base using for such purpose the depreciated replacement cost method;

ii)       submitted the 2017-2021 Investment Plan;

iii)     submitted a detail of the operating expenses; and

iv)     submitted all other data requested by the Regulatory Authority.

In accordance with the Work Plan and schedule duly fixed by the ENRE, on October 28, 2016, the public hearing was held as a preliminary step to define the electricity rate schedule for the next period.

Finally, on January 31, 2017, the ENRE issued Resolution No. 63/17, pursuant to which it determined the definitive Electricity Rate Schedules, the review of costs, the required quality levels, and all the other rights and obligations that are to be applied and complied with by Edenor as from February 1, 2017.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

The aforementioned resolution states that the ENRE, as instructed by the MEyM, shall limit the increase in the VAD resulting from the RTI process and applicable as from February 1, 2017, to a maximum of 42%, as compared to the VAD in effect at the date of issuance of the aforementioned resolution, with the remaining value of the new VAD being applied in two stages, the first of them in November 2017 and the last one in February 2018.

Additionally, the ENRE shall recognize and allow the Company to bill the VAD difference arising as a consequence of the gradual application of the tariff increase recognized in the RTI in 48 installments as from February 1, 2018, which will be incorporated into the VAD’s value resulting as of that date.

Notwithstanding the above, at the date of issuance of these financial statements, the definitive treatment to be given, by the SE, to all those unresolved issues resulting from the non-compliance with the Adjustment Agreement, including the remaining balances and other effects caused by the partial measures adopted, has yet to be defined.

These issues, among other, are the following:

i.            the treatment to be given to the remaining balances of the amounts received for the fulfillment of the Investment Plan through the Loans for consumption (Mutuums) granted to cover the insufficiency of the funds deriving from the FOCEDE;

ii.           the treatment to be given to the funds disbursed by Edenor for the fulfillment of the Investment Plan, not included in i) above;

iii.         the conditions for the settlement of the balance outstanding with CAMMESA at the date of issuance of SE Resolution No. 32/15, for which purpose the Company has submitted a payment plan;

iv.         the treatment to be given to the Penalties and Discounts whose payment/crediting is pending.

2.3.1.4 PUREE - MMC

By means of SE Resolution 250, dated May 7, 2013, and subsequent Notes, the SE:

a)       Authorized the values of the adjustments resulting from the MMC for the period May 2007 through January 2015, determined in accordance with Section 4.2 of the Adjustment Agreement, but without initiating the review process contemplated in the event of variations exceeding 5%.

b)       Assessed Edenor’s debt as of December 31, 2015 deriving from the application of the PUREE for the period May 2007 through January 2015.

c)       Authorized Edenor to offset until December 2014 the debt indicated in paragraph b) against and up to the amount of the receivables established in paragraph a), including interest, if any, on both amounts.

d)       Instructed CAMMESA to issue LVFVD for the MMC surplus amounts after the offsetting process indicated in paragraph c) has been carried out.

e)       Authorized CAMMESA to receive LVFVD as part payment for the past due debts deriving from the economic transactions of the MEM.

f)        Instructed Edenor to assign the credits from the surplus LVFVD, if there were any, after having complied with that established in the preceding paragraph, to the trust created under the terms of ENRE Resolution 347/12 (FOCEDE).

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

As of December 31, 2016, Edenor recognized a total of $ 74 million for the above-mentioned concept, in line “Higher costs recognition – SE Resolution No. 250/13 and subsequent notes” of the consolidated statement of comprehensive income (loss).

Pursuant to MEyM Resolution No. 7/16, as from February 1, 2016 the PUREE is cancelled and the Stimulus Plan (a system that rewards energy-saving efforts and results in a reduction of the previously mentioned wholesale electricity Seasonal Price), comes into effect (mentioned in Note 2.3.1.10).

2.3.1.5 Resolution ENRE N° 347/12

On November 23, 2012, the ENRE issued Resolution No. 347, pursuant to which distribution companies were authorized, as from the issuance thereof, to include in the bills a fixed amount for small-demand (T1) customers and a variable amount for medium and large-demand (T2 and T3) customers, to be calculated on a percentage of power charges.

As established in such Resolution, on November 29, 2012, Edenor, in its capacity as Trustor, and Nación Fideicomisos S.A., as Trustee, entered into a private Financial and Management Trust Agreement, whereby Edenor, as settlor of the trust, agreed to assign and transfer to the Trustee the fixed amounts set forth by ENRE Resolution No. 347/12 that are effectively collected, which will constitute the trust assets. Such agreement was ratified and approved by Edenor’s Board of Directors on December 11, 2012.

Additionally, it was agreed that Nación Fideicomisos S.A., in its capacity as trustee, will issue VRD to be offered to the market and issued in accordance with the public offering system authorized by the CNV, for a nominal value of up to   $ 312.5 million. The proceeds will be used to pay Edenor’s investment plan.

On July 4, 2013, VRDs for $ 250 million were issued through a private placement. A subsequent public offering of these debt securities, with the possibility of being paid-in in kind is estimated. The VRD will accrue interest at the Private BADLAR rate plus a spread of 4% and will be amortized in 5 years with increasing installments.

In this regard, said agreement stipulated that payment obligations under the VRD will be solely and exclusively the obligations of Nación Fideicomisos S.A. (to the extent that the trust assets are sufficient) and will not imply in any way whatsoever any guarantee or recourse against Edenor, which in no case will be liable for the non-payment, whether total or partial, of any amount owed under the VRD or any other concept contemplated by the Trust Agreement duly signed. Moreover, and in view of the fact that up to now the only income of the trust derives from Edenor’s contributions and, also, that the VRD have accrued interest that was paid with the trust assets, Edenor has decided to record the trust’s net financial charges as other operating expense, which amounted to $ 14.7 million and $ 59.6 million in 2016 and 2015, respectively.

By MEyM Resolution No. 7/16, the SE is instructed to direct the Execution Committee of the Trusts to discontinue the transfers of resources to Edenor, in the name and to the order of the Unified Fund of Law No. 24,065, as well as to adopt the necessary measures to terminate the Trusts.

Finally, by Resolution No. 2 dated January 29, 2016, the ENRE resolved to discontinue as of January 31, 2016 the current Trust mechanism for the management of the funds resulting from the application of ENRE Resolution No. 347/12, and instructed Edenor to open a checking account for the deposit of the funds that will be received as from February 1, 2016 from the application of the fixed amount to afford the investments approved by the ENRE. Additionally, the Company is required to submit to the ENRE a Works Plan, identifying which works of such Plan will be financed with the funds received.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

In this regard, and according to the provisions of ENRE Resolution No. 2/16, on June 23, 2016 Edenor received $ 86.3 million as reimbursement for the amounts duly transferred to the FOCEDE. On July 20, 2016, the aforementioned trust was formally terminated and liquidated.

2.3.1.6 Loans for consumption (mutuums) and assignments of secured receivables

Due to the delay in obtaining the Tariff Structure Review, which will make it possible to restore the economic and financial equation of the concession, Edenor lacks the necessary conditions to come to the financial market to make up the deficit of both its operations and the investment plans necessary to maintain the quality of the service, object of the concession. In order to deal with this situation, Edenor has obtained from the Federal Government a series of measures such as the issuance of ENRE Resolution No. 347/12 (Note 2.3.1.5) and SE Resolution No. 250/13 (Note 2.3.1.4), and the granting of loans for consumption (mutuums) to help it cope with its cash needs for specific purposes.

The obligations deriving from this assistance are classified as Other payables and the related costs as financial expenses, due to both the fact that they result from the lack of adjustment of the Electricity Rate Schedule, which depends exclusively on the Federal Government’s resolution, and the fact that such assistance has been granted under these special circumstances. Therefore, such obligations do not constitute financing decisions made by Edenor in the ordinary course of business.

As instructed by MEyM Resolution No. 7/16, as from February 1, 2016 CAMMESA shall suspend -until further notice- all the effects of the loans for consumption (mutuums) agreements entered into, as well as the transfers of resources to Distribution companies on behalf and to the order of the FOCEDE. As previously mentioned, the new Works Plan will be exclusively financed with the funds collected from customers.

The loans for consumption (mutuums) granted up to the issuance of MEyM Resolution No. 7/16 are detailed below:

Extraordinary Investment Plan - Temporary insufficiency of the revenue deriving from the FOCEDE:

Due to the measures adopted by the Ministry of Planning and the fact that the FOCEDE’s funds were insufficient to cover the estimated disbursements under the Investment Plan, Edenor has requested to the respective authorities to be provided with funding assistance, which has been called Extraordinary Investment Plan.

Consequently, on September 26, 2014, the SE, by Resolution 65/14, instructed CAMMESA to enter into a Loan for consumption (Mutuum) and assignment of secured receivables agreement with Edenor for a total of $ 500 million to cover the Extraordinary Investment Plan as a consequence of the temporary insufficiency of the revenue deriving from Resolution 347/12, mentioned in caption V of this note. The aforementioned agreement was entered into on September 30, 2014. On December 18, 2014, said agreement was extended, as instructed by the SE to CAMMESA, for an additional amount of $ 159.4 million.

In fiscal year 2015, the loan for consumption (mutuum) agreement was extended, as instructed by the SE to CAMMESA, for an additional amount of $ 2.2 billion.

As of December 31, 2016, the debt related to this concept amounts to $ 1.3 billion (comprised of $ 923.6 million principal and $ 423.2 million in accrued interest) which is disclosed in the Other non-current payables account.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

Furthermore, as security for the performance of the obligations assumed and the repayment of the funds granted, the Company agreed to assign and transfer in favor of CAMMESA, as from the end of the grace period that the SE will estipulate along with the methodology and terms for the reimbursement of the funds, the amounts receivable which Edenor may have with the MEM up to the actual amount of the funds granted. As of the date of issuance of these financial statements, the Company does not have any amount receivable with the MEM.

Higher salary costs:

On June 24, 2014, by Note 4,012/14, the SE instructed CAMMESA to enter into a Loan for consumption (Mutuum) and assignment of secured receivables agreement with Edenor in order to pay the higher salary costs. The aforementioned agreement was entered into on July 10, 2014.

The agreement would be guaranteed by Edenor with the assignment of the future surplus LVFVD to be issued due to the application of SE Resolution No. 250/13. As of the date of issuance of these financial statements, Edenor does not have any surplus LVFVD.

The aforementioned SE Resolution No. 32/15, Note 2.3.1.7, resolves that LVFVD be issued in favor of the Company for the amounts generated by the salary increases deriving from the application of Resolution 836/14 of the Ministry of Labor, Employment and Social Security for whose payment Edenor received this Loan for consumption (Mutuum); allowing for the offsetting thereof against the outstanding balances for this concept. The LVFVD were issued on July 16, 2015.

In this regard, in fiscal year 2015, Edenor recorded the total settlement of the $ 524.7 million liability for this concept, thus generating a positive result of $ 495.4 million related to the principal received, which is disclosed in the “Income Recognition on account of the RTI – SE Resolution 32/15” line item of the consolidated statement of comprehensive income (loss), and a positive result of $ 29.3 million, related to interest accrued, which is disclosed in the “Financial expenses” line item of the consolidated statement of comprehensive income (loss).

2.3.1.7 Resolution SE N° 32/15

At the beginning of 2015, the SE issued Resolution 32/15, which, among other things, granted Edenor a temporary increase in income effective as from February 1, 2015, and on account of the RTI, in order for Edenor to cover the expenses and afford the investments associated with the normal provision of the public service, object of the concession.

As from February 1, 2016, by means of MEyM Resolution No. 7/16, the aforementioned SE Resolution 32/15 was repealed and the application of the new electricity rate schedules came into effect.

As of December 31, 2016 and 2015, Edenor has recognized for this concept $ 419.7 million and $ 5 billion, respectively, which are disclosed in line “Income recognition on account of the RTI – SE Resolution No. 32 / 15” of the consolidated statement of comprehensive income (loss).

2.3.1.8 Provisional remedies

As from May 2016, Edenor has been notified by several courts of the Province of Buenos Aires of the granting of provisional remedies requested by different customers, both individuals and groups of consumers, which all together accounted for more than 30% of the Company’s sales, ordering the suspension of MEyM Resolutions Nos. 6 and 7/16 and ENRE Resolution No. 1/16 (authorizing tariff increases), retroactively to the date on which such resolutions came into effect, i.e. February 2016.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

These measures required Edenor to refrain from billing with the tariff increase and to return any amounts of the increases already collected by means of a credit in the customers’ accounts to offset future electricity consumption.

The current status of the main provisional remedies is detailed below:

“Abarca”:

On July 15, 2016 the ENRE notified Edenor of the granting of a provisional remedy by Division II of the Federal Appellate Court of the City of La Plata, ordering the suspension of the tariff increases in all the Province of Buenos Aires for a period of three months to commence as from the date of issuance of such judicial order. In July, this measure impacted 80% of the Company’s billing. As a consequence of the filing of a “Federal Extraordinary Appeal” (“Recurso Extraordinario Federal”), on September 6, 2016 the Supreme Court of Justice of Argentina revoked the provisional remedy granted by Division II, due to formal issues (lack of standing) but pronouncing no ruling on the main question at issue, which implies that, except in those districts of the Province of Buenos Aires where another provisional remedy remains in force, the applicable electricity rate schedule should be the one approved by ENRE Resolution No. 1/16. On September 27, 2016, the MEyM issued Resolution No. 197/16, instructing CAMMESA to invoice distribution companies for the amounts unbilled in compliance with the provisional remedy herein described, in four equal and consecutive monthly installments. Furthermore, it instructed the ENRE to direct, in turn, distribution companies to make this payment plan, with no interest or surcharges, available to customers (ENRE Note No. 523 dated September 29, 2016). As of the date of these financial statements, this provisional remedy has no impact on the trade receivables recognized by the Company as of December 31, 2016.

“Fernández Francisco Manuel and Other Plaintiffs”:

On August 3, 2016, the short-term provisional remedy (provisional relief that remains in effect until the Federal Government submits the report required by the law or the term provided for such purpose expires - “medida cautelar interina”) requested in the action for the protection of a constitutional right that was violated (“acción de amparo”) brought against the Federal Government (PEN and MEyM) and the ENRE was granted, declaring MEyM Resolutions Nos. 6 and 7/16 and ENRE Resolution No. 1/16 null and void and ordering CAMMESA to refrain from applying the new electricity rate schedule until the public hearing was held. On October 6, 2016, final judgment was passed, partially upholding the action brought and declaring the electricity rate schedule included in the aforementioned Resolutions inapplicable to small-demand (T1) customers, ordering the ENRE to instruct distribution companies to allow customers, who consider themselves affected by the effects of the aforementioned Resolutions and at their sole request, to pay and have as settled the amounts owed as well as those accruing in the future, in accordance with the electricity rate system applied prior to ENRE Resolution No. 1/16. On October 25, 2016, by Note No. 123,177, the ENRE informed Edenor that the referred to judgment had been appealed by the ENRE and the MEyM, that the appeals had been granted with a stay of execution, and, therefore, that until a decision on such judgment, whose enforcement had been stayed, was issued by the Appellate Court, Edenor had to continue billing its customers in accordance with the rate resulting from the application of the Resolutions issued by ENRE for such purpose. If the Appellate Court affirms the appealed judgment, the enforcement thereof may give rise to significant additional losses for the Company, inasmuch as small-demand (T1) customers represent 54% of Edenor’s revenue from sales.

“Ombudsman for the District of Pilar and Other Petitioners”:

With regard to the provisional remedy granted against the MEyM in respect of the customers residing in the locality of Pilar, due to both the fact that the originally stipulated term thereof has expired due to the lapse of time and the fact that the joining thereof to the “Fernández” case had been ordered, it is inferred that the customers of the above-mentioned locality would be subject to the decision issued in such case and consequently included within the universe of customers subject to the “Fernández” ruling mentioned in the previous caption.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

In this regard, by Note 123,967 dated December 28, 2016, the ENRE states that Edenor may begin to collect from medium and large-demand (Tariff 2 and 3) customers of this jurisdiction the amounts related to the February 1-October 24, 2016 period for which their bills had been duly credited, in a number of installments equivalent to the number of bills affected by the compliance with the provisional remedy. Additionally, and at the customer’s request, the established number of installments may be increased up to twice the number of those originally affected by the provisional remedy, in which case, an interest rate based on the BNA lending rate for discount operations will be charged.

With regard to residential customers, no decision has been taken by the ENRE, which has stated that it will be necessary to wait until final judgment is rendered by the competent judicial authority.

“Municipality of La Matanza and Other Petitioners”:

The short-term provisional remedy (medida cautelar interina) granted on June 14, 2016 that benefitted the residents of the locality of La Matanza was appealed by all the affected parties, the MEyM, the ENRE and Edenor. The appeal has been granted by the court hearing the case and the proceedings are about to be sent to the Federal Appellate Court of San Martín for their treatment. That, without prejudice to the petition filed to have the action (acción de amparo) rejected, which is still pending resolution. However, an adverse ruling of the Appellate Court in the “Fernández” case would include the small-demand (T1) customers residing in La Matanza District and will have the effects mentioned above in this Note.

As in the case of the District of Pilar, the ENRE issued Note No. 123,967 stating that the rebilling of the amounts related to the February 1- November 14, 2016 period for which the customers’ bills of this jurisdiction had been duly credited, will not take place until judgment on the main question at issue is rendered by the court.

As a consequence of the above-described situation, and in order to safeguard the provision of the public service of electricity distribution in a continuous and safe manner, the Company has had no alternative but to temporarily suspend payments to CAMMESA for energy purchases from July to November 2016.

For the balances related to La Matanza and Pilar jurisdictions, the MEyM instructed CAMMESA to issue credit notes for the provisional remedies that affected the application of MEyM Resolutions Nos. 6 and 41/16, seasonal prices, and ENRE Resolution No. 1/16, VAD.

In this regard, on December 26, 2016, CAMMESA notified the Company that, as instructed by the MEyM, Note No. 2016 04484723, it would issue credit notes for the negative effects generated by the provisional remedies that affected:

•              the application of the seasonal prices set by MEyM Resolutions Nos. 6 and 41/16, for the periods pending as of that date; and

•              the application of the electricity rates set by ENRE Resolution No. 1/16.

Once the conditions and time frames for the billing of the concepts covered by the above-mentioned provisional remedies have been set out by the ENRE, the Company will issue the bills to its customers and transfer those values to CAMMESA.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

The total effects of the credit notes issued for these concepts are detailed below:

	Res. MEyM N° 6 and 41 /16	Res. ENRE N° 1/16
Payables for purchase of electricity - CAMMESA	(270)	(1,126)
Purchase of electricity	270	-
Income recognition of Note MEyM No. 2016-04484723	-	1,126

Additionally, based on the credit notes issued, CAMMESA has credited the interest amounts billed commensurate with the extent thereof.

2.3.1.9 Resolution MEyM N° 6/16 – Seasonal reference prices

By means of MEyM Resolution No. 6/16 the MEM summer quarterly rescheduling relating to the February 1-April 30, 2016 period is carried out.

The seasonal reference prices fixed by the aforementioned resolution are as follow:

i)         Power: $ 1,427.60/MW month

ii)       Energy: $ 773.02/Mwh, $ 768.72/Mwh, $ 763.89/Mwh, in peak hours, other hours and off-peak hours, respectively.

With regard to residential utility customers, who are beneficiaries of the social tariff, the prices are as follow:

i)         Monthly consumption of up to 150 Kwh/month. $ 0.00 / Mwh.

ii)       Monthly consumption exceeding 150 kwh/month,

a)      If it is equal to or lower than the consumption recorded in the same month of 2015, the reference prices will be $ 31.39/Mwh, $ 27.09/Mwh, $ 22.26/Mwh, in peak hours, other hours and off-peak hours, respectively.

b)      If it is higher than the consumption recorded in the same month of 2015, the reference prices will be $ 312.39 /Mwh, $ 317.09/Mwh, $ 312.26/Mwh, in peak hours, other hours and off-peak hours, respectively.

These are the prices that, together with those for power, are to be applied to the respective electricity rate schedules.

2.3.1.10 Resolution MEyM N° 7/16 y and its effects

By MEyM Resolution No. 7/16 the ENRE is instructed to adjust the VAD in electricity rate schedules, on account of the RTI, and to take all the necessary steps to carry out the RTI before December 31, 2016.

Furthermore, the aforementioned Resolution provided for: (i) the cancellation of the PUREE (Note 2.3.1.4); (ii) the revocation of SE Resolution 32/15 as from the date on which the ENRE’s Resolution that implements the electricity rate schedule comes into effect (Note 2.3.1.7); (iii) the suspension until further instruction of all the effects of the loans for consumption (mutuums) agreements entered into by and between the distribution companies and CAMMESA (Note 2.3.1.6); (iv) the implementation of the necessary actions to end the Trusts created by ENRE Resolution 347/12 (Note 2.3.1.5); the restriction on the distribution of dividends in accordance with the provisions of clause 7.4 of the Adjustment Agreement.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.3.1.11 ENRE Resolution No. 290/16

By means of ENRE Resolution N° 290/16, applicable to Edenor and Edesur, the ENRE instructed Distribution companies to eliminate the six per thousand surcharge established by Section 1 of Law No. 23,681, as from the billings that include meter-reading dates subsequent to the date on which Decree No. 695/16 came into effect, inasmuch as both the interconnection construction works and the transfers of funds duly made by the Federal Government in favor of the province of Santa Cruz, have been complied with.

2.3.2 Framework agreement

On January 10, 1994, the Company, together with Edesur, the Federal Government and the Government of the Province of Buenos Aires entered into a Framework Agreement, whose purpose was to establish the guidelines under which the Company was to supply electricity to low-income areas and shantytowns.

On July 22, 2011, Edenor, the Federal Government, and the Government of the Province of Buenos Aires entered into an Addendum for the renewal for a term of four years (from January 1, 2011 through December 31, 2014) of the New Framework Agreement that had been signed on October 6, 2003. Such extension was approved on September 21, 2012 by Resolution No. 248/12 issued by the ENRE and ratified by Resolution No. 247/12 of the MPFIPyS.

With regard to the amount receivable Edenor has with the Province of Buenos Aires, on October 18, 2012 Edenor entered into an Agreement for the Settlement of Non-financial Obligations and Subscription of Buenos Aires Province Government Bonds, pursuant to which the Company agreed to receive an amount of $ 0.3 million in cash and subscribe Series B Bonds for a residual nominal value of $ 6.1 million, as settlement of the debt that as of December 31, 2010 such Province had with Edenor for the electric power supplied to low-income areas.

During the months of May and July 2016 the Company received payments for $ 11.4 million and $ 53.5 million, respectively from the Provincial and the Federal Governments.

Due to the fact that as of the date of these financial statements the approval of the new Framework Agreement for the period of January 1, 2015 through December 31, 2018 by the Federal Government and the Government of the Province of Buenos Aires is still in process, no revenue for this concept has been recognized, which as of December 31, 2016 amounted to $ 92.4 million.

2.3.3 Penalties

2.3.3.1 General

The ENRE is empowered to control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as stipulated in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE may apply the penalties stipulated in the aforementioned Agreement.

As of December 31, 2016 and 2015, Edenor has recognized in its financial statements the penalties accrued, whether imposed or not yet issued by the ENRE, related to the control periods elapsed as of those dates.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

By means of ENRE Note No. 120,151 dated April 15, 2016, which establishes the new criterion to calculate penalties, the Company is informed that for purposes of calculating penalty amounts, the values to be applied are the kWh values in effect at the last day of the six-month period analyzed in which the penalizable event is detected, with the increases recorded in the “remuneration” as a consequence of the increases and adjustments granted as of that date. The effect of this resolution for the September 2015-February 2016 six-month period and subsequent periods has been recorded during the year ended December 31, 2016.

Furthermore, it is stated that the resulting amounts determined as indicated in the preceding paragraph, accrue interest at the BNA lending rate for thirty-day operations from the date on which they are determined until the Customer’s account is actually credited, effect which the Company has recorded in its financial statements.

Additionally, by Note No. 123,091 dated October 19, 2016, the ENRE set the average rate values ($/KWh) to be applied as from December 2012 for the penalties payable to the Public Administration. In accordance with the terms of the Concession Agreement, such values relate to the average sale price of energy charged to customers. Due to the fact that the amounts informed in the above-mentioned note are not in agreement with such concept, on November 1, 2016, the Company submitted a note to the ENRE requesting the rectification of the amounts informed because they are considered incorrect. As of the date of issuance of these financial statements, said Note has not been answered.

In the case that in the ENRE’s reply to the Note referred to in the preceding paragraph, the term “remuneration” were interpreted by the ENRE as to include all the amounts received in the form of, for example, government grants, the amount of the provision for penalties could increase significantly. Edenor believes that such interpretation would be contrary to the terms of the Concession Agreement.

Furthermore, ENRE Resolution No. 63/17, Note 2.3.1.3, has set out the control procedures, the service quality assessment methodologies, and the penalty system, applicable as from February 1, 2017, for the 2017 – 2021 period.

2.3.3.2 Compensation payable to Customers

On March 21, 2016, the ENRE issued Resolution No. 31/16, pursuant to which it was provided that each small-demand residential customer (T1R) who suffered power outages between February 12 and 18, 2016 must be paid a compensation of at least (i) six hundred pesos if the power cut lasted more than 12 continuous hours but did not exceed 24 continuous hours; (ii) nine hundred thirty-one pesos if the power cut lasted more than 24 continuous hours but did not exceed 48 hours; and (iii) one thousand sixty-five pesos if the power cut lasted more than 48 continuous hours.

The total amount of the compensation payable to customers by way of discounts amounted $ 73 million, which was credited to customer bills issued as from April 25, 2016.

2.3.3.3 Discounts to customers

The Company began to credit Customer bills issued as from December 22, 2015 for the penalties included in clauses 9.2.1 and 9.2.2 of the Adjustment Agreement, as well as the adjustments thereof (Note 2.3.1.1.vii), for $ 152.2 million. Edenor finished crediting customer bills for these amounts in the first two months of 2016. Additionally, an amount of $ 36 million in compensation and adjustments was made available to the customers who as of December 22, 2015 had no active service.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.3.3.4 Payment agreements

From May, 2014 through December 31, 2015, Edenor entered into three payment plan agreements with the Regulatory Agency pursuant to which it agreed to pay the penalties that had been ratified by the judicial authority for a total of $ 85.7 million, plus interest for $ 84.2 million. As of the December 31, 2015, payment plan agreements Nos. 1 and 2 have been complied with in due time and proper manner. With regard to payment plan agreement No. 3, the outstanding balance amounts to $ 47.5 million, which is disclosed in the ENRE Penalties and Discounts line item of the Other payables account within current and non-current liabilities.

Furthermore, and owing to the setting of fees in favor of ENRE professionals who acted in execution proceedings, the Company entered into two payment agreements for a total of $ 18.7 million, plus interest. As of December 31, 2016, the outstanding balances of principal and interest accrued under payment agreement No. 2 amounted to $ 16.6 million and $ 0.4 million, respectively, which will be paid in 60 installments. The first payment agreement has been complied with in due time and proper manner. They are disclosed in the Other payables account within current and non-current liabilities.

2.3.4 Stabilization factor

By Note No. 2,883 dated May 8, 2012 (reference Resolutions MEyFP No. 693/11 and MPFIPyS No. 1,900/11), the SE had implemented a mechanism whose objective was to keep the amounts billed to residential customers throughout the year stable, thereby minimizing the effects of the seasonal consumption of electricity.

On January 18, 2016, by Note No. 119,098, the ENRE ordered the withdrawal from the stabilization system of all the customers who were included therein, starting with the first bill preparation and issuance to be made in 2016.

2.4     Oil and gas

2.4.1          Amendment of the Argentine Hydrocarbons Law

On October 29, 2014, the National Congress enacted Law No. 27,007 amending Hydrocarbons Law No. 17,319. This Law incorporates new drilling techniques available in the oil industry, as well as changes mainly related to terms and extensions of exploration permits and exploitation concessions, canons and royalty rates, new legal concepts for the exploration and exploitation of unconventional hydrocarbons in the Continental Shelf and the Territorial Sea, and a promotion regime pursuant to Executive Order No. 929/13, among other key factors for the industry.

The main changes introduced by Law No. 27,007 are detailed below:

a)    It establishes terms for exploration permits and exploitation and transportation concessions, making a distinction between conventional and unconventional, and continental shelf and territorial sea reservoirs.

b)    The 12% percentage payable as royalties to the grantor by exploitation concessionaires on the proceeds derived from liquid hydrocarbons extracted at wellhead and the production of natural gas will remain effective. In case of extension, additional royalties for up to 3% on the royalties applicable at the time of the first extension, up to a maximum of 18%, will be paid for the following extensions.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

c)     It provides for two types of non-binding commitments between the National Government and the Provinces aiming to establish a uniform environmental legislation and to adopt a uniform tax treatment to encourage hydrocarbon activities.

d)    It restricts the National Government and the Provinces from reserving new areas in the future in favor of public or mixed companies or entities, irrespective of their legal form. Thus, contracts entered into by provincial companies for the exploration and development of reserved areas before this amendment are safeguarded.

2.4.2          Gas Market

During the last few years, the National Government has created different programs seeking to encourage and increase gas injection into the domestic market.

2.4.2.1     Gas Plus Program – SE Resolution No. 24/08

Under this program, the main attraction for gas producers is the free availability and commercialization of the extracted gas. In order to qualify, the producer should submit an investment project in new gas areas, in areas which have not been in production since 2004, or in areas with complex geological characteristics of compact sands or low permeability. With the exception of new entities, companies should be up-to-date with the payment of the production installments fixed pursuant to the Producers’ Agreement to join this program.

2.4.2.2     Natural Gas Surplus Injection Promotion Program (the “IE Program”)

On February 14, 2013 Resolution No. 1/13 was published in the Official Bulletin, which creates the IE Program, which aims to evaluate and approve projects furthering the national self-supply of hydrocarbons through a gas production increase and its injection into the domestic market, as well as to generate higher levels of activity, investment and employment in this sector.

The IE Program sets forth that the National Government undertakes to pay a monthly compensation resulting from: (i) the difference between the Surplus Injection price (US$ 7.5/MMBTU) and the price actually collected from the sale of the Surplus Injection, plus; (ii) the difference between the Base Price and the price received from the Adjusted Base Injection. These projects will be in force for a maximum term of 5 years, with the possibility for renewal.

On April 26, 2013, the Committee of Strategic Planning and Coordination of the National Hydrocarbon Investment Plan (Committee) issued Resolution No. 3/13, which was published in the Official Bulletin, and regulates the IE Program and sets forth that any companies interested in participating in the Program should submit monthly affidavits to the Committee containing specifically-detailed documentation on injection, price, contracts, etc., so that they may, after meeting the methodology and terms specified therein, obtain the applicable compensation. Furthermore, the Resolution expressly prohibits natural gas purchase and sale operations between producers and provides special considerations regarding new high-risk projects, investments control, the evolution of reserves and the IE Program’s auditing mechanism.

On August 7, 2013, pursuant to Resolution No. 27/13, the Committee approved a project for an increase in the total natural gas injection submitted by the Company, with retroactive effects to March 1, 2013.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

On July 15, 2015, the Committee approved Resolution No. 123/15 defining the Rules applicable to Acquisitions, Sales and Assignments of Areas, Rights and Interests under the Program, which provides that companies acquiring, selling or assigning areas, rights or interests should submit the applicable presentation within a term of 10 business days after the transaction is made. PEPASA has filed the applicable documentation required by such Resolution and in accordance with the Addendum to the Investment Agreement entered into with YPF in the Rincón del Mangrullo area.

2.4.2.3     Natural Gas Surplus Injection Promotion Program for Companies with Reduced Injection (the “IR Program”)

In November 2013, pursuant to Resolution No. 60/13, the Committee created the IR Program covering companies with no previous production or with a 3.5 MMm3/day production cap, establishing price incentives for production increases and LNG importation penalties in case of breach of the committed volumes. Furthermore, companies benefiting from this Program and meeting the applicable conditions may request the interruption of their participation in that program and their incorporation into the current one. Resolution No. 60/13 (as amended by SE Resolution N° 22/14 y N° 139/14), established a price ranging from 4 U$S/MMBTU to 7.5 U$S/MMBTU, based on the highest production curve attained.

On March 6, 2014 and January 30, 2015, PELSA and Petrobras were registered with this program pursuant to Resolutions No. 20/14 and 13/15, respectively, of the Secretariat of Economic Policies and Development Planning of the Ministry of Economy and Public Finances.

On January 4, 2016, Executive Order No. 272/15 was passed dissolving the Committee created pursuant to Executive Order No. 1277/12 and providing that the powers assigned to it would be exercised by the MEyM.

Lastly, it should be pointed out that the collection of the compensation for both Programs depends on the payment capacity of the Argentine Government, which has incurred a delay in the cancellation of credit claims.

On May 20, 2016, Executive Order No. 704/16 authorized the delivery of bonds denominated in U.S. Dollars issued by the Argentine Government (BONAR 2020) for the cancellation of debts outstanding as at December 31, 2015 under the Program. Furthermore, the Executive Order imposes restrictions on the transferability of such bonds, with a limit of up  3% per month without penalty, except to subsidiaries and/or affiliates, and requires the filing of information on a monthly basis.

During June and July, 2016, Petrobras and PEPASA received BONAR 2020 bonds for a face value of U$S 34.3 and U$S 29.5 million as compensation owed as of December 2015.

As of December 31, 2016, the Company and PELSA hold outstanding balances for compensation related to the IR Program of $ 780 and $ 130 million, respectively, corresponding to April-December 2016 period.

Additionally, PEPASA holds balances amounting to $ 672 million for the compensation related to the IE Program corresponding to August-December 2016 period. As of the date of the issuance of these financial statements, PEPASA has collected the whole compensation corresponding to August 2016 in the amount of $ 101 million.

Furthermore, the line “Extraordinary Canon”, within the other operating expenses of the statement of comprehensive income (loss), includes fiscal costs associated with the program.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.4.2.4     Natural Gas Price

During the month of April, 2016, the MEyM passed Resolutions No. 28/2016 and No. 31/2016 increasing natural gas prices in the regulated market, for industrial users, LPG and specifically in the residential and electric power generation markets, where prices vary depending on the end user and the place of consumption.

As a result of the tariff increases granted by ENARGAS to concessionaires of the Natural Gas Transportation and Distribution Utility Service and the increase in the price of Natural Gas provided for by Resolution No. 28/2016, several legal actions were brought seeking their nullity, which seriously affected their application and the sought predictability framework. In a claim for legal protection of constitutional rights (“acción de amparo”) initiated by the non-governmental entity “Centro de Estudios para la promoción de la Igualdad y la Solidaridad – CEPIS”, on July 6, 2016, Panel II of the National Chamber of Appeals of La Plata (the “Chamber”) passed a ruling declaring the nullity of Resolutions No. 28 and No. 31 and restoring the tariff scheme effective prior to the passing of such provisions.

The National Government has lodged an extraordinary appeal before the Supreme Court of Justice requesting the review of such decision.

On July 12, 2016 the MEyM issued Resolution No. 129/16 setting limits on invoices issued by natural gas distributors for stores and residential consumers. This scheme will be in force until December 31, 2016, and caps will be retroactive to April 1, 2016. Additionally, Resolution No. 129/16 provides that for both the natural gas transport and distribution segments, the proceedings necessary to develop the RTI process should be conducted by December 31, 2016, including the holding of public hearings by October 31, 2016.

Finally, on August 18, 2016, the Supreme Court of Justice partially upheld the ruling passed by the Chamber, thus establishing: (i) the obligation to hold a previous public hearing for setting natural gas tariffs in the transportation and distribution segments, (ii) the obligation to also hold previous public hearings to set the natural gas price at the Transportation System Entry Point (PIST), and (iii) the nullity of Resolutions No. 28/16 and 31/16 regarding residential users, to which effect tariffs were taken back to the values effective as at March 31, 2016.

Regarding the transportation system, the Supreme Court of Justice points out the illegitimacy of expecting the tariff system to remain unaltered throughout time if circumstances call for its modification. In turn, it highlights that the evolution of natural gas tariffs for the distribution and transport service has been almost inexistent, thus concluding that there is a tariff deficit.

In observance of the Supreme Court’s decision, on August 19, 2016, the MEyM issued Resolution No. 152-E/16 instructing ENARGAS to take the necessary measures so that natural gas distributors should apply the tariff schemes effective as at March 31, 2016 to residential users for their consumptions as from April 1, 2016.

On the same day, ENARGAS issued Resolution No. 3953/16 setting the previous public hearing ordered by the Supreme Court of Justice, which was held from September 16 through September 19, 2016. The Public hearing aimed to analyze the following: (i) the transfer to tariffs of the new natural gas price at the PIST; and (ii) the temporary tariffs for the natural gas transportation and distribution utility service which will be effective until the new tariffs resulting from the ongoing RTI process are set.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

Finally, in the month of October, 2016 and pursuant to Resolution No. 212/16, the MEyM approved the new tariff schemes for the natural gas service by defining: i) new prices at wellhead for the natural gas, also instructing ENARGAS to update the tariffs of the natural gas transportation and distribution services to be charged against the RTI; ii) a percentage cap to the tariff increase for certain users based on the invoices issued for the same period of the previous year; iii) a social tariff to protect the most vulnerable socio-economic sectors; iv) bonuses for certain users who have consumption savings as compared with the previous year; and v) adjustments applicable in the months of April and October each year, until finally canceling all subsidies in the year 2019.

2.4.3          Oil Market

As with the gas market, the oil market has also been affected by several resolutions.

On December 29, 2014, pursuant to Resolution No. 1,077/2014, the Ministry of Economy abrogated Resolution No. 394/07 and its amending provisions in order to establish new export rates based on the crude oil’s international price, which is determined based on the reference Brent’s value on the month corresponding to the export less eight U.S. dollars per barrel (US$ 8/Bbl). Under this new system, the cut-off value is set at US$ 71/Bbl. That is, where the international price does not exceed US$ 71, the producer will pay export duties for 1% of that value. When the price is above US$ 80 (that is, an international price of $72/Bbl), variable deductions will be settled.

Ministry of Economy’s Resolution No. 1,077/14 was issued using attributions conferred on the right to hydrocarbons export created in the second paragraph of section 6 of Law No. 25,561, and effective for a five-year term from its promulgation on January 6, 2002. The mentioned term was extended for two additional five-year periods through Law No. 26,217 and Law No. 26,732, ending up as from January 6, 2017.

2.4.3.1     Petróleo Plus Program

The Company, through PELSA, participated in the Petróleo Plus Program, which provided for certain incentives to production companies. In the third quarter of 2015, Executive Order No. 1330/15 abrogated this program and provided that incentives pending liquidation would be settled through the issuance of Government bonds. On November 30, 2016, Decree No. 1204/16 was published in the Official Gazette, expanding the issuance of Government bonds for the same purpose.

2.4.3.2     Exports Promotion Program

On March 9, 2016, the Ministry of Energy and Mining passed Resolution No. 21/2016 creating a Crude Oil Surplus Exports Promotion Program once the domestic demand for Escalante crude oil from the Golfo San Jorge basin is met, effective from January 1, 2016 to December 31, 2016. The promotion payments will be made as long as the Brent oil average prices does not exceed U$S 47/barrel two days before and two days after the shipment. The compensation payable by the Argentine Government will amount to U$S 7.50 per barrel, provided the conditions detailed in such resolution are met.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.4.3.3     Argentine Hydrocarbons Industry Transition to International Price Agreement

In December 2015, after the new government assumed office, official exchange rate significantly depreciated, thus directly affecting on crude oil costs for refiners. On this regard, the Government jointly with Argentine´s producers and refiners, agreed domestic crude oil prices for 2016-year. A price of US $ 67.5 and US $ 54.9 per barrel was defined for Medanito variety and Escalante variety, respectively for the first seven months and the application of a 2%, 4%, 6%, 8% and 10% discount on the mentioned prices for the rest of the months, respectively.

On January 11, 2017, the Government and Argentine´s producers and refiners signed the Argentina Hydrocarbons Industry Transition to International Price Agreement, aiming to achieve international parity for domestic crude oil price produced and traded in Argentina during 2017.

2.5     Refining and Marketing

The specifications to be met by fuels that are marketed for consumption in the national territory were modified by Resolution No. 5/16 issued by the Secretary of Hydrocarbon Resources, which replaced Exhibit II of Resolution No. 1283/06, issued by the former SE. This Resolution contains the required specifications of the different kinds of fuel sold in the Argentine market (i.e. naphtha grades 2 and 3 and gasoil grades 2 and 3), and establishes that the maximum sulfur content allowed in gasoil for electric generation should be equal to the sulfur content of gasoil Grade 2 established for areas with a low urban density.

Section 6 of this Resolution requires companies to submit, within 90 days of publication, a detailed schedule of the investment program to be carried out for the next four-year period to reach the objectives set out in Annex I. Such information was timely filed by the Company.

Furthermore, section 4 of this Resolution establishes that from June 1, 2016, the maximum Sulfur content in domestic and imported fuel will be 7,000 mg/kg. Local oil refineries not meeting this specification will be required to submit, within 90 days of publication, an adequacy plan in order to meet the above requirements within 24 months from the publication of this Resolution. The adequacy plan has been submitted and the Company was authorized to dispense fuel oil with 1% maximum sulfur content from Bahia Blanca Refinery until May 31, 2018.

2.6      TGS

2.6.1          General aspects

TGS’ license has been granted for an original term of 35 years starting December 28, 1992. However, upon termination TGS may request to the ENARGAS a License extension for an additional ten-year period. Upon termination of the License’s life, whether it be 35 or 45 years, the Natural Gas Law requires the call for a new bid for the granting of a new license, where TGS —provided it has substantially met its obligations resulting from the License— will have the option to match the best offer received by the National Government during the bidding process.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.6.2          TGS’s Tariff situation

2.6.2.1     Framework

The scenario set in 2002 after the enactment of the Public Emergency Law significantly changed the financial equation of the public utility companies, which were affected, among others, by the local currency devaluation, the pesification and the elimination of indexation clauses on rates.  Likewise, the PEN was authorized to renegotiate the agreements executed with public utility companies, creating for this purpose the UNIREN.

PEN Decree No. 367/16, provided for the dissolution of UNIREN and the assumption of its duties, in the case of TGS, by the Ministry of Energy and Mining, together with the Ministry of Economy.

In December 2015, the Law No. 27,200 was issued, which extended the public works and services renegotiation term to December 2017.

2.6.2.2     Comprehensive Agreement

The 2016 Transitory Agreement lays the grounds for the execution of the Comprehensive Memorandum of Understanding and sets the guidelines to conduct the RTI within a term not exceeding 12 months. Within this framework, on November 9, 2016, the ENARGAS issued Resolution No. I-4122/2016 calling for a public hearing to consider the following: (i) the RTI, (ii) proposals for modifications to the License made by the ENARGAS, and (iii) the methodology for bi-annual adjustments. The public hearing finally took place on December 2, 2016. In the hearing, TGS had the possibility to explain the negative impact the failure to adjust tariff schemes for a term of more than 15 years has had on its economic and financial situation, since during that period several macroeconomic variables affecting its business suffered important increases.

A sustainable recovery of the natural gas transportation segment —which, in view of the Argentine energy mix, is strategic for national development and production— will depend on the conduction of the RTI process, for which TGS has submitted an ambitious expenses and investments plan for the 2017-2021 five-year period, and on the actual implementation of the Comprehensive Memorandum of Understanding.

As at the issuance of these financial statements, there are no certainties on the terms for the execution of the Comprehensive Memorandum of Understanding and its implementation by the National Government.

NOTE 3: BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with IFRS issued by IASB.

These consolidated financial statements have been approved for issue by the Board of Directors dated April 26, 2017.

Significant accounting policies adopted in the preparation of these financial statements are described in Note 4, which have been consistently applied in these financial statements.

These accounting policies have been applied consistently by all Group companies.

Certain reclassifications have been made to the disclosure of the prior periods to keep the consistency in the presentation with the amounts of the current year.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: ACCOUNTING POLICIES

The main accounting policies used in the preparation of these financial statements are explained below. Unless otherwise stated, these accounting policies have been consistently applied in all the years presented.

4.1    New accounting standards, amendments and interpretations issued by the IASB effective as of December 31, 2016 and adopted by the Company

- IAS 1 “Presentation of Financial Statements”: application of amendments issued, impacted on the separate presentation of the line item for the share of the other comprehensive income of associates and joint ventures accounted for using the equity method.

- IAS 27 “Separate Financial Statements”: by application of the equity method as described in IAS 28 in separate financial statements, the Company discontinued recognising its share of further losses generated by subsidiaries IEASA, PP and IPB, since the Company has not incurred any contractual or constructive obligation or made payments on behalf of those investments. The consolidated results of operations and consolidated financial position of the Company have not been affected.

- Annual improvements to IFRSs – 2012-2014 Cycle: application of improvements to IFRSs issued did not have an impact on the results of operations or financial position of the Company.

4.2    New accounting standards, amendments and interpretations issued by the IASB which are not yet effective and have not been early adopted by the Company

- IFRS 15 “Revenue from Contracts with Customers", issued in May 2014 and later in September 2015, effected date was amended for applying to annual period beginning on or after January 1, 2018. The standard addresses the principles for recognizing revenues and establishes the requirements for reporting about the nature, amount, timing an uncertainty of revenue and cash flows arising from contracts with customers. The basic principle implies the recognition of revenue that represent the transfer of goods or services to customers at an amount that reflects the consideration the entity expects to be entitled in exchange for those goods or services. The Company is currently analyzing the impact of its application.

- IFRS 9 “Financial Instruments”: was amended in July 2014. This amended version covers all the phases of the IASB project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. These phases are the classification and measurement of instruments, impairment and hedging. This version adds a new impairment model based on expected losses and some minor modifications to the classification and measurement of financial assets. This new version supersedes all previous versions of IFRS 9 and is effective for periods starting as from January 1, 2018. As at the transition date, the Company has adopted the first phase of IFRS 9 and is currently analyzing the impact of the second and third phases.

- IFRS 16 “Leases”: issued in January 2016 and replaces the current guidance in IAS 17. It defines a lease as a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration. Under this standard, lessees have to recognize a lease liability reflecting future lease payments and a ‘right-of-use asset’ for lease contracts. This is a significant change compared to IAS 17 under which lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 contains an optional exemption for lessees in case of short-term leases and leases for which the underlying asset is of low value assets.  The IFRS 16 is effective for annual periods beginning on or after 1 January 2019. The Company is currently analyzing the impact of its application.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

- IAS 7 "Statement of cash flows": amended in January 2016It requires to disclose information that will allow users to understand changes in liabilities arising from financing activities. This includes changes arising from cash flows, such as drawdowns and repayments of borrowings; and non-cash changes, such as acquisitions, disposals and unrealized exchange differences. It is effective for annual periods beginning on or after January 1, 2017. The application of the amendments will not impact on the Company’s operating results or financial position, but will imply new disclosure of information.

- IAS 12 “Income taxes”: amended in January 2016 to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. The amendments also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective from 1 January 2017. The Company estimates that application of the amendments will not impact on the Company’s operating results or financial position.

- IFRS 2 “Share based payments”:  amended in June 2016 to clarify the measurement basis for cash-settled share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to IFRS 2 principles by requiring an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment and pay that amount to the tax authority. It is effective for annual periods beginning on or after January 1, 2018. The Company is currently analyzing the impact of its application on the Company’s operating results or financial position.

- IFRIC 22 “Foreign Currency Transactions and Advance Consideration”: issued in December 2016. The interpretation addresses how to determine the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income related to an entity that has received or paid an advance consideration in a foreign currency. The date of the transaction is the date on which an entity initially recognises the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. It is effective for annual periods beginning on January 1, 2018. The Company is currently analyzing the impact of its application on the Company’s operating results or financial position.

- Improvements to IFRSs – 2014-2016 Cycle: amendments issued in December 2016 that are effective for periods beginning on or after January 1, 2018. The Company estimates that these amendments will not have an impact on the Company’s operating results or financial position.

4.3    Consolidation and interests in other companies

4.3.1          Subsidiaries

Subsidiaries are entities over which the Company exercises control as a consequence of their exposure or rights to variable returns and their ability to influence them through its power to direct the relevant activities, including generally a shareholding of more than half of the voting rights.

In case of PEPASA, the Company´s shareholding is less than 50% of the voting rights; however has the power to direct relevant activities through decisions on financial and operating policies that are taken by the Board Directors of PEPASA, which is formed in its mayority by the same directors of the Company.

Subsidiaries are consolidated as from the date on which control is transferred to the Group and are deconsolidated as from the date such control ceases.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

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

The Company has consolidated line by line its financial statements with those of companies over which it exercises control.

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

4.3.1.1 Business combinations

Business combinations are accounted through the application of the acquisition method of accounting. The consideration for the acquisitions is measured at its fair value by calculating the sum, as at the acquisition date, of the fair value of the transferred assets, the liabilities assumed and the equity issued by the Company and delivered in consideration of the control of the acquired business.

Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities assumed in a business combination are measured at their fair values at the acquisition date.

Goodwill represents the excess of the aggregate of the acquisition cost, plus the amount of any non-controlling interest in the acquired entity and the fair value of the equity interest in the acquired entity previously held by the company (if any), over the net identifiable assets acquired and liabilities assumed, at the date of acquisition.

If as a result of the assessment, the net amount of identifiable assets acquired and liabilities assumed exceeds the sum of the acquisition cost, plus the amount of any non-controlling interest in the acquired entity and the fair value of the equity interest in the acquired entity held by the company (if any), this excess is accounted for immediately in profit and loss as a gain for the purchase of the business. Non-controlling interests in the acquiree is measured, at the acquisition date, at fair value; or at the proportionate share in the recognised amounts of the acquiree’s identifiable net assets.

The Group has up to 12 months to finalize the accounting for a business combination. Where the accounting for a business combination is not complete by the end of the year in which the business combination occurred, the Group reports provisional amounts.

4.3.1.2      Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The difference between the fair value of any consideration paid/collected and the corresponding part of shares acquired/disposed on the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

4.3.1.3      Disposal of subsidiaries

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in the carrying amount recognized in a profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset.

4.3.2           Joint Arrangements

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

4.3.2.1 Joint ventures

Investments in joint ventures are initially recognized at cost and are subsequently measured under the equity method.

The intercompany gains or losses from transactions between the Company and entities under joint control are eliminated proportionally to the Company’s interest in such companies.

Accounting policies of the joint venture have been changed when necessary to ensure consistency with the policies adopted by the Group.

As of December 31, 2016, the Company exercises joint control over CIESA y CITELEC.

4.3.2.2 Joint operations

The Company recognizes its proportionate interest in the joint operations assets, liabilities, revenues, costs and expenses related to its participation in joint operations in different consortiums and joint operations for exploration and production of hydrocarbons.

Accounting policies applicable to joint operations have been modified and adapted, if applicable, to ensure consistency with the policies adopted by the Company.

4.3.3          Interest in associates

Associates are entities over which the Company has significant influence but not control, generally representing a shareholding of between 20% and 50% of the voting rights. Investments in associates are initially recognized at cost, including goodwill recognized at the acquisition date and subsequently measured under the equity method.

As of December 31, 2015, the subsidiary PEPCA with 10% interest in CIESA, exercised significant influence on the operating and financial decisions affecting that company since it has the power to appoint a Titular Director.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

The intercompany gains or losses from transactions between the Company and associates are eliminated proportionally to the Company’s interest in such companies.

Accounting policies of the associates have been changed or adapted where necessary to ensure consistency with the policies adopted by the Group.

4.3.4 Companies under common control

Business combinations between companies under common control are accounted for considering the book value of the acquired company in the holding company. The difference between the price paid and the carrying amount mentioned before is recorded in equity. The transaction costs are expensed in the period in which they accrue.

4.3.5 Financial information

In preparing these financial statements, the financial information of companies over which the Company exercises control, joint control and associates as of December 31, 2016 and 2015, or the best available financial information as of those dates, adapted to an equal period of time, was used. Adjustments to adapt measurement policies to those adopted by the Group, have also been considered.

4.4    Segment information

Operating segments are reported consistently with internal reports reviewed by the Executive committee.

The Executive committee, is the highest decision-making authority, is the person responsible for allocating resources and setting the performance of the entity’s operating segments, and has been identified as the person/ body executing the Company’s strategic decisions.

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

4.5    Property, plant and equipment

Property, Plant and Equipment is measured following the cost model. It is recognized at cost less depreciation a less any accumulated impairment.

Any expenditure subsequent to the original recognition of the asset is added as a component of the asset only when the expenditure improves its condition and it is probable that future economic benefits, in excess of the originally assessed ones, will be generated by such asset or when the expenditure relates to recognize a major repair or overhaul of the asset which is conducted to allow the continued use of the asset, provided: (i) such expenditure is allocated to the replacement of the component parts of the asset, (ii) the useful life of such component parts has been calculated based on their own wear and tear or depletion and (iii) it is probable that future economic benefits will flow as a result of the expenditure. All other repairs and maintenance are charged to the income statement during the financial period in which they have been incurred.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

The cost of work in progress whose construction will extend over time includes, if applicable, the computation of financial costs accrued on loans granted by third parties and other pre-production costs, net of any income obtained from the sale of commercially valuable production during the launching period.

Works in progress are valued according to their degree of progress. Works in progress are recorded at cost, less any loss due to impairment, if applicable.

Assets’ residual values and useful lives are reviewed at each financial year-end. If expectations differ from previous estimates, changes are prospectively adjusted, if appropriate.

An asset’s carrying amount is written down immediately to its recoverable amount if its carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount.

4.6    Intangible assets

4.6.1          Goodwill

Goodwill is the result of the acquisition of subsidiaries. Goodwill represents the excess of the acquisition cost over the fair value of the equity interest in the acquired entity held by the company on the net identifiable assets acquired at the date of acquisition.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated from the acquisition date to each of the acquirer’s cash-generating units or group of CGUs that are expected to benefit from the synergies of the combination. Each unit or group of units that goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

4.6.2          Concession arrangements

Concession arrangements corresponding to Edenor and hydroelectric generation plants Diamante and Nihuiles are not under the scope of the guidelines of IFRIC 12 “Service Concession Arrangements”.

These concession agreements meet the criteria set forth by the IFRSs for capitalization and are amortized following the straight-line method based on each asset’s useful life, which corresponds to the life of each concession agreement.

The concession agreement of Edenor, has a remaining life of 71 years, while the HIDISA and HINISA has a life of 22 years.

4.6.3          Identified intangible assets in acquired investments

Corresponds to intangible assets identified at the moment of the acquisition of companies. Identified assets meet the criteria established in IFRS for capitalization and are amortized by the straight-line method according to the useful life of each asset, considering the estimated way in which the benefits produced by the asset will be consumed.

As of December 31, 2016, corresponds to the commercial contracts identified in the Refining and distribution segment with an average useful life of five years based, among other factors, on contractual agreements, consumer behavior and economic factors related to companies Combined.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

4.6.4          Rights over arbitration proceedings

It corresponds to rights acquired by the Company to control, suspend and waive judicial claims.

As of December 31, 2014 proceedings’conclusion datescannot be accurately foreseen, it has been determined that they have an indefinite useful life (See Note 20)

4.7    Assets for oil and gas exploration

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

4.8    Depreciation

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

Machinery and generation equipment are depreciated under the unit of production method.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

The Company’s remaining items of property, plant and equipment are depreciated by the straight-line method based on estimated useful lives, as detailed below:

Buildings: 50 years

Substations: 35 years

High voltage lines: 40 - 45 years

Medium voltage lines: 35 - 45 years

Low voltage lines: 30 - 40 years

Transformer centrals: 25 - 35 years

Meters: 25 years

Vehicles: 5 years

Furniture, fittings and communication equipment: 5- 20 years

Computer equipment and software: 3 years

Tools: 10 years

Gas Plant and Pipeline: 20 years

The depreciation method is reviewed at each year-end. If expectations differ from previous estimates, adjustments are made prospectively at closing of each year, if applicable.

The Company depreciates, using the straight-line method or the unit of production method, each significant component of the assets not related to oil and gas production areas that: (i) is identifiable as an independent component with a significant cost in relation to the total value of the asset, and (ii) has an operating useful life that differs from another significant part of the same asset.

4.9    Impairment of non-financial assets

Intangible assets that have an indefinite useful life and goodwill are not subject to amortization and are tested annually for impairment.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized as the amount by which the asset´s carrying amount exceeds its recoverable amount. Recoverable amount is the higher amount of fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs).

Any impairment loss will be recognized immediately in the Consolidated Statement of Income (loss) and distributed (to reduce the book value of the CGU's assets) in the following order:

(a) first, to reduce the book value of goodwill assigned to the CGU, and

(b) then, to the other assets in the cash generating unit (or group of units), prorated for the carrying amount of each asset in the unit (or group of units), taking into account not to reduce the carrying amount of the asset below the higher of its fair value less costs of disposal, its value in use or zero value.

(c) any impairment loss which may not be allocated to the specific asset will be proportionately distributed among the remaining assets making up the CGU.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

Non-financial assets other than goodwill that have been impaired are reviewed at each reporting date for possible reversal of the impairment.

4.10             Foreign currency translation

4.10.1 Functional and presentation currency

Information included in the financial statements is measured in the functional and presentation currency of the Company, which is the currency of the primary economic environment in which the entity operates. The functional currency is Argentine peso, which is the Group’s presentation currency.

IAS 29 "Financial reporting in hyperinflationary economies" requires for financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on a historical cost approach or a current cost approach, to be stated in terms of the measuring unit current at the end of the reporting year. In general terms, by applying to non-monetary items the change in a general price index from the date of acquisition or the date of revaluation, as appropriate, to the end of the reporting period. In order to conclude about the existence of a hyperinflationary economy, the standard mentions certain indications to consider including a cumulative rate of inflation in three years that approaches or exceeds 100%. Considering the inconsistency of published inflation data, the declining inflation trend, that the rest of the indications do not give rise to a definitive conclusion and that the current legal framework does not allow the presentation of inflation-adjusted financial statements before the Regulatory authorities, and in accordance with conclusion of the International Practices Task Force, there is not enough evidence to conclude that Argentina is a hyperinflationary economy as of December 31, 2016. Therefore, restatement requirements for financial information established in IAS 29 have not been applied in the current year.

Although conditions necessary to qualify Argentine economy as hyperinflationary in accordance with provisions of IAS 29 are not met, and considering professional and regulatory limitations for the preparation of adjusted financial statements as of December 31, 2016, it should be mentioned that certain macroeconomic variables affecting the Company's business, such as wage costs and purchase prices, have experienced significant annual variations, thus should be considered in the evaluation and interpretation of the financial position and results presented by the Company in these financial statements.

4.10.2 Transaction and balances

Foreign currency transactions are translated into the functional currency using the exchange rates as of at the date of the transaction. Foreign exchange gain and loss resulting from the settlement of any transaction and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, unless they have been capitalized.

The exchange rates used are as follows: buying rate for monetary assets, selling rate for monetary liabilities, average rate at the end of the year for balances with related parties, and transactional exchange rate for foreign currency transactions.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

4.10.3 Subsidiaries an associates

Results and financial position of subsidiaries and associates that have a different functional currency from the Group’s presentation currency are translated into the presentation currency as follows:

-        assets and liabilities are translated using the closing exchange rate;

-        gains and losses are translated using the exchange rates prevailing at the date of the transactions.

The results from the remeasurement process into the functional currency are recorded in line “Financial results” of the Consolidated Statement of Income.

The results from the remeasurement process into the functional currency to presentation currency transactions are recognized in “Other Comprehensive Income”. When an investment is sold or disposed of, in whole or in part, the related differences are recognized in the Consolidated Statement of Income (loss) as part of the gain/loss on the sale or disposal.

4.11            . Financial assets

4.11.1       Classification

4.11.1.1 Financial assets at amortized cost

Financial assets are classified and measured at amortized cost only if the following criteria have been met:

 i.           the objective of the Group’s business model is to hold the asset to collect the contractual cash flows;

ii.          the contractual terms, on specified dates, have cash flows that are solely payments of principal and interest on the outstanding principal.

4.11.1.2 Financial assets at fair value

If any of the above mentioned criteria has not been met, the financial asset is classified and measured at fair value through profit or loss.

All equity investments are measured at fair value. For equity investments that are not held for trading, the Group can irrevocably choose at the moment of the initial recognition to present changes in fair value through other comprehensive income. The decision of the Group was recognizing changes in fair value through profit or loss.

4.11.2 Recognition and measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.

A gain or loss on a debt investment that is subsequently measured at fair value and is not part of a hedging relationship is recognized in profit or loss. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the financial asset is derecognized or impaired and through the amortization process using the effective interest rate method.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

The Group subsequently measures all equity investments at fair value. When the Group elects to present the changes in fair value in other comprehensive income, such changes cannot be reclassified to profit or loss. Dividends from such investments continue to be recognized in profit or loss as long as they represent a return on investment.

The Company reclassifies financial assets if and only if its business model to manage financial assets is changed.

4.11.3 Impairment of financial assets

Financial assets at amortized cost

The Company assesses at each reporting date whether there is objective evidence that a financial asset or group of financial assets is impaired and if so, an impairment charge is recorded in the income statement.

The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. If the financial asset has a variable interest rate, the discount rate for the calculation of the impairment loss is the currently effective interest rate under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the statement of comprehensive income.

4.11.4 Offsetting of financial instruments

Financial assets and liabilities are offset, and the net amount reported in the consolidated statements of financial position, when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

4.12             Trade and other receivables

Trade receivables and other receivables are recognized at fair value and subsequently measured at amortized cost, using the effective interest method, net of an allowance for doubtful accounts, if applicable.

An allowance for doubtful accounts is recognized when there is objective evidence that the Company will not be able to collect its receivables at their original maturities or for the full amount, based on the evaluation of different factors, including significant customer’s financial difficulties, breach of contractual clauses, customer´s credit risk, historical trends and other relevant information.

Receivables from CAMMESA, documented as LVFVDs, have been valued at their amortized cost, the maximum value of which is their recoverable amount at the period’s closing date. The amortized cost has been determined based on the estimated future cash flows, discounted based on a rate reflecting the time value of money and the risks inherent to the transaction.

Receivables arising from services billed to customers but not collected by Edenor, as well as those arising from services rendered but unbilled at the closing date of each financial year are recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

Receivables from electricity supplied to low-income areas and shantytowns are recognized, also in line with revenue, when the Framework Agreement has been renewed for the period in which the service was provided.

The amounts thus determined are net of an allowance for the impairment of receivables. Any debt arising from the bills for electricity consumption that remain unpaid 13 working days after their due dates for small-demand (tariff 1) customers and 7 working days after due date for medium and large-demand (tariff 2 and 3) customers is considered a delinquent balance. The uncollectibility rate is determined per customer category based on the historical comparison of collections made and delinquent balances of each customer group.

Additionally, and faced with temporary and/or exceptional situations, Edenor Management may redefine the amount of the allowance, specifying and supporting the criteria used in all the cases.

Other receivables related to the CMM amounts, as well as the related income, are recognized to the extent that they have been approved by the ENRE and recognized by the SE by means of a Note or Resolution.

Where applicable, allowances for doubtful tax credits have been recognized based on estimates on their uncollectibility within their statutory limitation period, taking into consideration the Company’s current business plans.

4.13             Inventories

This line item includes crude oil stock, raw materials, work in progress and finished products relating to the Refining and Distribution, Petrochemicals and Oil and Gas business segments as well as materials and spare parts relating to the Generation and Distribution of Energy business segments.

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

The assessment of the recoverable value of these assets is made at each reporting date, and the resulting loss is recognized in the statement of income when the inventories are overstated.

The Company has classified materials and spare parts into current and non-current, depending on the timing in which they are expected to be used for maintenance or improvement on existing assets. The portion of materials and spare parts for maintenance or improvements on existing assets, is exposed under the heading “Property, plant and equipment”.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

4.14             Derivative financial instruments

Derivative financial instruments are measured at fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the measurement date, net of any prepayment collected or paid. Fair value of derivative financial instruments traded in active markets is disclosed based on their quoted market prices and fair value of instruments that are not traded in active markets is determined using different valuation techniques.

Changes in the measurement of derivative financial instruments designated as effective cash flow hedges are recognized in equity. Changes in the measurement of derivative financial instruments that do not qualify for hedge accounting or are not designated as hedges are recognized in the statement of income.

The Company partially hedges its exchange rate risk mainly through the execution of forward contracts denominated in U.S. dollars.

The Company has not formally designated privately negotiated derivatives as hedging instruments. Therefore, changes in their value are disclosed in “Foreign currency exchange difference”, under “Other financial results”.

On December 14, 2015, in order to regularize U.S. dollar futures trading operations and eliminate the risk of breach of or challenge to agreed operations and pursuant to the powers granted by Section 4 of the “Rules applicable to U.S. Dollar Futures and Option Contracts”, Mercado a Término de Rosario S.A. and Argentina Clearing S.A., through their Communications No. 518 and 657, resolved as follows:

•         To declare the “Operating Emergency of ROFEX Dollar Futures” regarding positions open as at December 14, 2015 on U.S. dollar futures contracts maturing up to and including June 2016 and agreed after September 29, 2015.

•         To provide, regarding U.S. dollar purchasing future positions as at December 14, 2015 maturing up to and including June 30, 2016:

a) the correction of the operation's original price by adding $ 1.25 per U.S. dollar for operations open as from September 30, 2015 and up to and including October 27, 2015;

b) the correction of the operation's original price by adding $ 1.75 per U.S. dollar for operations open as from October 28, 2015.

In furtherance of these measures, the Company renewed contracts for operations covered by the new price regulations. These modifications have had a negative economic impact of $ 18.8 million.

Additionally, through General Resolution No. 3,818, as amended by General Resolution No. 3.824 passed on December 23, 2015, the AFIP established a one-time withholding system applicable on the difference between the originally agreed price or that resulting from the novation resulting from the application of the “Declaration of Operating Emergency of ROFEX Dollar Futures” of each open contract and the “mark to market” adjustment price for the closing of trading operations on December 23, 2015.

As at December 31, 2016, the Company had a U.S. dollar futures sell-side position amounting to US$ 120 million at an average exchange rate of $ 16.42 and maturing on March 31, 2017.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

The fair value of contracts open as of December 31, 2016 and 2015 amounts to an asset and liability position of $ 13 y $ 18 million, respectively, which is disclosed under "Derivative Financial Instruments". These contracts are guaranteed with financial instruments with a fair value of $ 215 y $ 269 million as of December 31, 2016 and 2015, respectively and are disclosed under “Other current receivables”.

The economic impact of these operations resulted in a $ 101 and $ 472 million income for the year ended December 31, 2016 and 2015, respectively, which is disclosed in “Foreign currency exchange difference”, under “Other financial results” of the Statement of Comprehensive Income.

4.15             Cash and cash equivalents

Cash and cash equivalents includes cash in hand, demand deposits with banking institutions and other short-term, highly liquid investments with original maturities not exceeding three months and subject to an insignificant risk of changes in value. If any, current account overdrafts are not disclosed under Cash and cash equivalents in the statement of cash flows since they are not part of the Company’s cash management.

4.16             Shareholder´s equity

Equity’s movements have been accounted for in accordance with the pertinent decisions of shareholders' meetings and legal or regulatory standards.

a.     Share capital

Share capital represents the capital issued, composed of the contributions that were committed and/or made by the shareholders and represented by shares that comprise outstanding shares at nominal value. Ordinary shares are classified as equity.

b.     Additional paid in capital and other reserves

It includes:

(i)         The portion of the collected price exceeding the face value of the shares issued by the Company, net of absorbed accumulated losses.

(ii)       The difference between the fair value of the consideration paid/collected and the accounting value of the equity interest in the subsidiary acquired/sold/diluted which does not represent a loss of control or significant influence.

(iii)      The difference between the proportional equity value registered before the merger of subsidiary and the value resulting from applying to the subsidiary’s merged equity interest, the new ownership share resulting from the exchange relationship.

c.     Legal reserve

In accordance with the Argentine Commercial Companies Law No. 19550, 5% of the profit arising from the statement of comprehensive income for the year, prior years' adjustments, the amounts transferred from other comprehensive income and prior years' accumulated losses, must be appropriated to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. When for any reason, the amount of this reserve will be shorter, dividends may not be distributed, until such amount is made.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

d.     Voluntary reserve

This reserve results from an allocation made by the Shareholders’ Meeting, whereby a specific amount is set aside to cover for the funding needs of projects and situations associated with Company policies.

e.     Directors´option reserves

Corresponded to the reserve related to the share-based payments explained in 4.17 and Note 50.

f.      Retained earnings (Acumulated losses)

Retained earnings comprise accumulated profits or losses without a specific appropriation; positive earnings can be distributable by the decision of the Shareholders' meeting, as long as they are not subject to legal restrictions. These earnings comprise prior years' earnings that were not distributed, the amounts transferred from other comprehensive income and prior years' adjustments, according to IFRS.

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

g.     Other comprehensive income

It includes gains and losses from the remeasurement process of foreign operations and actuarial gains and losses for defined benefit plans and the related tax effect.

h.     Dividends distribution

Dividend distribution to Company shareholders is recognized as a liability in the consolidated financial statements in the year in which the dividends are approved by the Shareholders' Meeting.

4.17             Share-based payments

4.17.1  Agreement assignment opportunities

On September 27, 2006, the Company entered into an Opportunities Assignment Agreement by which the Directors undertook to offer, on a priority basis, any investment opportunity above US$ 5 million they detect within the Company’s investment guidelines. In consideration of this commitment, the Company granted these executives warrants for up to 20% of the Company’s capital stock pursuant to the Warrants Issuance Agreements (as amended) that the Company entered into with each of these executives.

The fair value of the services rendered in consideration of these warrants was recorded as an expense, and has been determined using the Black-Scholes-Merton model, which takes into consideration assumptions such as annual volatility, dividend yield and a risk-free interest rate denominated in U.S. dollars. Pursuant to the conditions prevailing at the time the agreements were entered into, no value has been attributed to the stipulated contractual adjustment clauses.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

The total expense amount was determined by reference to the fair value of the granted warrants, against a reserve included in the Statement of Changes in Equity and accrued following the straight-line method in the term during which the Company received this service. In view of the difficulties to determine the value attributable to the contract since there are no comparable parameters in the market (first option provided for in IFRS 2 – “Share-based payments”), the Company has used the valuation of the options issued to determine the compensation amount to be recognized during the life of the contract.

In Note 50 to the financial statements the conditions of compensation, terms of enforceability and the main variables considered in the valuation model is detailed.

4.17.2  Compensation agreement Value Company

PEPASA has granted to certain officers a compensation for services (payable in cash) based on the share value appreciation.

This compensation is recorded pursuant to the guidelines set forth in IFRS 2. The fair value of the services received is measured through the appreciation of the share as from its initial public offering and includes both its intrinsic value (the share quotation value as at the closing date) and its value over time (the right to participate in future quotation increases until the date this right would be actually exercised). The Black-Scholes-Merton financial valuation model was used to make this estimate, and the enforceability of the remuneration was taken into consideration.

The fair value of the amount payable for the compensation plan is accrued and acknowledged as an expense, with the resulting increase in liabilities, during the period in which employees have an unconditional right to payment. Liabilities are revalued on each balance date and at the settlement date. Any change in the fair value of liabilities is disclosed in profit or loss.

In Note 50 to the financial statements the conditions of compensation, terms of enforceability and the main variables considered in the valuation model is detailed.

4.17.3  Stock-based Compensation Plan

The Company approved the creation of a stock-based compensation plan whereby certain officers and other key staff will receive a certain number of company shares within the stipulated term.

The number of shares is calculated based on a percentage over the total annual remuneration, plus the bonus assigned to each covered employee, divided by the weighted average price, in pesos, of the Company’s share and ADR for the same period, provided the employment relationship continues at least as at each vesting date.

This compensation is recorded pursuant to the guidelines set forth in IFRS 2. The fair value of the services received is measured by reference to the fair value of the equity instruments at the grant date, and are accounted for as the services are rendered during the vesting period, with a corresponding increase in equity.

In Note 50 to the financial statements the main conditions of compensation and terms of enforceability are detailed.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

4.17.4  Edenor´s Shared-based Compensation Plan

Edenor has share-based compensation plans under which it receives services from some employees in exchange for Edenor’s shares. The fair value of the employee services received is recognized as an operating expense in the “Salaries and social security taxes” line item. The total amount of the referred to expense is determined by reference to the fair value of the shares granted.

When the employees provide the services before the shares are granted, the fair value at the grant date is estimated in order to recognize the respective result.

In Note 50 to the financial statements the main conditions of compensation and terms of enforceability are detailed.

4.18             Trade payables and other payables

Trade payables and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, except for particular matters described below.

4.18.1 Customer guarantees

Customer guarantees are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

In accordance with the Concession Agreement, Edenor is allowed to receive customer guarantees in the following cases:

i.    When the power supply is requested and the user is unable to provide evidence of his legal ownership of the premises;

ii.   When service has been suspended more than once in one-year period;

iii.  When the power supply is reconnected and Edenor is able to verify the illegal use of the service (fraud).

iv.  When the customer is undergoing liquidated bankruptcy or reorganization proceedings.

Edenor has decided not to request customer guarantees from residential tariff customers.

Customer guarantees may be either paid in cash or through the customer’s bill and accrue monthly interest at a specific rate of Banco de la Nación Argentina for each customer category.

When the conditions for which Edenor  is allowed to receive customer guarantees no longer exist, the customer’s account is credited for the principal amount plus any interest accrued thereon, after deducting, if appropriate, any amounts receivable which Edenor has with the customer.

4.18.2 Customer refundable contributions

Edenor receives assets or facilities (or the cash necessary to acquire or built them) from certain customers for services to be provided, based on individual agreements and the provisions of ENRE Resolution No. 215/12. These contributions are initially recognized as trade payables at fair value against Property, plant and equipment, and are subsequently measured at amortized cost using the effective interest rate method.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

4.18.3 Particular matters

The recorded liabilities for the debts with the FOTAE, the penalties accrued, whether imposed or not yet issued by the ENRE (Note 2.3.3), and other provisions are the best estimate of the settlement value of the present obligation in the framework of IAS 37 provisions at the date of these financial statements.

The balances of ENRE Penalties and Discounts are adjusted in accordance with the regulatory framework applicable thereto and are based on Edenor’s estimate of the outcome of the RTI process described in Note 2.3.1.3, whereas the balances of the loans for consumption (mutuums) are adjusted by a rate equivalent to the monthly average yield obtained by CAMMESA from its short-term investments.

The compensation arrangements balances related to the “Compensation agreement Value Company” are recognized on the basis as described in Notes 4.17.2.

4.19             Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized as finance cost over the period of the borrowings, using the effective interest method.

4.20            Deferred revenues

Non-refundable customer contributions

Edenor receives assets or facilities (or the cash necessary to acquire or built them) from certain customers for services to be provided, based on individual agreements. In accordance with IFRIC 18 “Transfers of Assets from Customers”, the assets received are recognized by Edenor as Property, plant and equipment with a contra-account in deferred revenue, the accrual of which depends on the nature of the identifiable services, in accordance with the following:

i.    Customer connection to the network: revenue is accrued until such connection is completed;

ii.   Continuous provision of the electric power supply service: throughout the shorter of the useful life of the asset and the term for the provision of the service.

4.21             Employee benefits

Defined benefit plans

Labor costs liabilities are accrued in the periods in which the employees provide the services that trigger the consideration.

The cost of defined contribution plans is periodically recognized in accordance with the contributions made by Petrobras Argentina.

Additionally, the Company operates several defined benefit plans. Defined benefit plans define an amount of pension benefit that an employee will receive on retirement, depending on one or more factors, such as age, years of service and compensation. In accordance with conditions established in each plan, the benefit may consist in a single payment, or in making complementary payments to those made by the pension system.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

The defined benefit liability recognized in the financial statement balance sheet, at the end of the reporting period, is the present value of the defined benefit obligation net of the fair value of the plan assets, when applicable. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using future actuarial assumptions about demographic and financial variables that affect the determination of the amount of such benefits.

Actuarial gains and losses from experience adjustments and changes in actuarial assumptions, are recognized in other comprehensive income (loss) in the period in which they arise and past service costs are recognized immediately in the statement of income (loss).

4.22             Provisions and contingent liabilities

Provisions are liabilities of uncertain timing or amount, that are recognized when: a) the Company has a present obligation (legal or constructive) as a result of a past event, b) it is probable that an outflow of resources will be required to settle that obligation, and c) a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the present obligation, taking into account the best available information as of the date of the financial statements based on assumptions and methods considered appropriate and taking into account the opinion of each Company’s legal advisors. As additional information becomes available to the Company, estimates are revised and adjusted periodically. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.

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

4.23             Revenue recognition

Revenue for the sale of goods is measured at the fair value of the consideration received or receivable, taking into account the estimate amount of any discount, thus determining the net amounts.

Ordinary revenue has been recognized when each and every of the following condition has been met:

i)      the entity has transferred to the buyer all significant risks and rewards;

ii)     the entity retains neither continuing managerial involvement nor effective control over the good;

iii)   the amount of revenue was reliably measured;

iv)   it is probable that the entity will receive the economic benefits associated with the transaction;

v)    costs incurred or to be incurred in relation to the transaction have been reliably measured.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

Revenues arising from the rendering of services are measured at the fair value of the consideration received or receivable, taking into account the estimated amount of any discount, thus determining the net amounts. Revenues are recognized when all of the following conditions are satisfied:

i)      the amount of revenue can be measured reliably;

ii)     it is probable that the economic benefits associated with the transaction will flow to the entity;

iii)   the stage of completion of the transaction at the end of the reporting period can be measured reliably; and

iv)   the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

4.23.1 Revenue

The revenue recognition criteria of the main activities of the Company include:

i.        From the power generation activity: there are recognized as accrued comprising energy made available and generated energy.

ii.       From the electricity distribution activity: there are recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes both the electricity supplied, whether billed or unbilled at the end of each year, which has been valued on the basis of applicable tariffs, and the charges resulting from the application of SE Resolution No. 347/12 (Note 2.3.1.5).

Revenue from the electricity provided by Edenor to low-income areas and shantytowns is recognized to the extent that the Framework Agreement has been renewed for the period in which the service was rendered.

Edenor also recognizes revenue from other concepts included in distribution services, such as new connections, reconnections, rights of use on poles, transportation of electricity to other distribution companies, etc.

iii.       From exploration and exploitation of oil and gas, petrochemicals and refining and distribution activities: Revenues from sales of crude oil, natural gas and liquefied petroleum gas, petrochemical and refined products are recognized on the transfer of title in accordance with the terms of the related contracts, which is when the customer has taken title and assumed the risks and benefits, prices have been determined and collectability is reasonably assured.

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

The Company performs diesel oil and gasoline sale transactions with other refining companies in different geographical areas to optimize the logistics chain. These transactions are disclosed on a net basis in the statement of comprehensive income (loss).

Finally, the Company provides the service of hydrocarbon operation and production in exchange for a participation in the production of the hydrocarbon areas.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

4.23.2 Other Income

4.23.2.1 Recognition of higher cost

The recognition of higher costs (Note 2.3.1.4) not transferred to the tariff, as well as the recognition established by SE Resolution No. 32/15 (Note 2.3.1.7) and the recognition of income due to the effect of the precautionary measures of the Municipalities of Pilar and La Matanza  (Note 2.3.1.8) fall within the scope of IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance” as they imply a compensation to cover the expenses and afford the investments associated with the normal provision of the public service, object of the concession.

Their recognition is made at fair value when there is reasonable assurance that they will be collected and the conditions attached thereto have been complied with, i.e. provision of the service in the case of the recognition established in SE Resolution No. 32/15, and the ENRE’s approval and the SE’s recognition, by means of a Note or Resolution, in the case of the recognition of higher costs.

As for the income deriving from the funds to which SE Res. No. 745/05 refers, there were recognized on the basis of amounts billed.

Such concepts have been disclosed in the “Income recognition on account of the RTI – Resolution SE No. 32/15” and “Higher Costs Recognition - SE Resolution 250/13 and subsequent Notes” and “Recognition of income provisional measures MEyM Note N° 2016-04484723” line items of the statement of comprehensive income as of December 31, 2016 and 2015, recognizing the related tax effects. There have been no unfulfilled conditions or any other related contingencies.

4.23.2.2 Recognition of compensation for injection of surplus gas

The recognition of income for the injection of surplus gas is covered by IAS 20 since it involves a compensation as a result of the production increase committed.

Its recognition is made at its fair value when there is reasonable assurance that it will be collected and that the conditions required have been complied.

This item has been disclosed under Compensation for Surplus Gas Injection, under other operating income, in the statement of comprehensive income (loss).

4.23.3 Interest and dividend income

Dividend income is recognized when the right to receive payment has been established. Interest income is recognized using the effective interest method. They are recorded on a temporary basis, with reference to the outstanding principal and the applicable effective rate.

This income is recognized as long as it is probable that the entity receives the economic benefits associated with the transaction and the amount of the transaction has been reliably measured.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

4.24 Income tax and tax on asset

4.24.1 Current and deferred income tax

The tax expenses for the period include current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they come from the initial recognition of goodwill; or if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available and can be used against temporary differences.

Deferred income tax is provided on temporary differences from investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Current and deferred tax assets and liabilities have not been discounted, and are stated at their nominal value.

Income tax rates prevailing at year-end in Argentina, Venezuela, Ecuador, Bolivia and Spain are 35%, 50%, 22%, 25% and 28%, respectively. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is levied with a 12.5% withholding income tax.

4.24.2 Minimum notional income tax

The Company assesses the minimum notional income tax by applying the current 1% rate over the assets computable at the closing of the year. As this tax supplements the income tax, the Company does not assess it for the periods where no income is evidenced on the income tax, based on the case law established by the “Hermitage” decision (CSJN, 15/06/2010), which ruled on the unconstitutionality of this tax when tax losses are disclosed for the period.

The Company’s tax obligation for each year will be the higher of the two taxes. If in a fiscal year, however, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a payment in advance of income tax through the next ten years.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

As of the closing date hereof, the Company’s Management analyzed the receivable’s recoverability, and allowances are created in as long as it is estimated that the amounts paid for this tax will not be recoverable within the statutory limitation period taking into consideration the Company’s current business plans. The Company’s Management will evaluate the evolution of this recoverability in future fiscal years.

4.25 Balances with related parties

Receivables and liabilities with related parties are initially recognized at fair value and subsequently measured at amortized cost.

4.26             Assignments of use

The assignments of use in which a significant portion of the risks and rewards deriving from ownership are kept by the lessor are classified as operating. At present, Edenor only has lease agreements that are classified as operating.

As assignor: The payments with respect to operating assignments of use are recognized as operating expenses in the statement of comprehensive income (loss) on a straight-line basis throughout the term of the assignment.

As assignee: The assignments of use in which the Company does not transfer substantially all the risks and rewards of the ownership of the asset are classified as operating assignments of use.

The collections with respect to operating assignments of use are recognized as income in the statement of comprehensive income (loss) on a straight-line basis throughout the term of the assignment.

4.27  Variable Compensation to Certain Officers

PEPASA has granted its Corporate Directors an Annual Variable Compensation (the ‘EBDA Compensation’) for the performance of technical and administrative duties amounting to 7% of the EBDA (EBITDA less paid income tax, less total net financial costs, less interest on its own capital, considering an annual 10% dollar-denominated rate) accrued for each fiscal year, as disclosed in the corresponding financial statements approved by the applicable General Ordinary Shareholders Meeting.

The Company recognizes a provision (liability) and an expense for this EBDA Compensation based on the previously mentioned formula.

NOTE 5: CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, income and expenses.

The applied estimates and accounting judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these consolidated financial statements. The estimates which have a significant risk of producing adjustments on the amounts of the assets and liabilities during the following year are detailed below:

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 5: (Continuation)

5.1 Impairment of non-financial assets

Non-financial assets, including identifiable intangible assets, are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (CGU). For this purpose, each asset group with independent cash flows, each subsidiary, associate and each jointly controlled company has been considered a single CGU, as all of their assets jointly contribute to the generation of cash inflows, which are derived from a single service or product; thus cash inflows cannot be attributed to individual assets.

In order to evaluate if there is evidence that a CGU could be affected, both external and internal sources of information are analyzed.  Specific facts and circumstances are considered, which generally include the discount rate used in the estimates of the future cash flows of each CGU and the business condition as regards economic and market factors, such as the cost of raw materials, oil and gas, the regulatory framework for the energy industry (mainly the RTI / CMM and recognition of expected prices), the projected capital investments and the evolution of the energy demand.

The value in use of each CGU is estimated on the basis of the present value of future net cash flows that these units will generate. The Company Management uses approved budgets up to one year for its cash flow projections extrapolated into a term consistent with the assets’ remaining useful life, taking into consideration the appropriate discount rates. Discount rates used to discount future net cash flows is WACC, for each asset or CGU a specific WACC was determined which considered the business segment and the country conditions where the operations are performed. In order to calculate the fair value less the costs to sale, the Company Management uses the estimated value of the future cash flows that a market participant could generate from the appropriate CGU, and deducts the necessary costs to carry out the sale of the corresponding CGU.

The Company Management is required to make judgments at the moment of the future cash flow estimation. The actual cash flows and the values may differ significantly from the expected future cash flows and the related values obtained through discount techniques.

5.1.1 Impairment test of property, plant and equipment and intangible assets associated with the subsidiary Edenor

As of December 31, 2011, the Company has recorded impairment losses associated with Edenor’s consolidated assets resulting from the assessment of their recoverable value. Depreciation losses totaled up $ 647.7 million which, net of the effect of the income tax, amounted to $ 421 million.

As of the date of issuance of these financial statements, there are indicators of a potential impairment inasmuch as Edenor has operating losses for $ 656 million. Therefore, Edenor has made its projections in order to analyze the recoverability of its property, plant and equipment.

Cash flows are prepared on the basis of estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which the following can be noted: (i) nature, opportunity and modality of electricity rate increases and/or cost adjustment recognition; (ii) demand for electricity projections; (iii) evolution of the costs to be incurred; (iv) investment needs in accordance with the service quality levels required by the regulatory authority, and (v) macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 5: (Continuation)

Edenor has updated its projections as from the implementation of ENRE Resolution No. 63/17, which established the new tariff schemes applicable as from February 1, 2017. However, given the recent implementation of the RTI process after a long process of deterioration of Edenor's economic and financial situation and the existence of issues pending definition which are important for the determination of the recoverable value, Edenor’s management may not ensure that the future performance of the variables used to make its projections will be in line with what has been estimated at the date of preparation of these financial statements.

The increase in electricity rates used by Edenor to assess the recoverability of its property, plant and equipment as of December 31, 2016 is based on both the electricity rate schedule approved as from February 2017 that fixed Edenor's remuneration, and the tariff adjustment mechanism for the next five years (Note 2.3.1.3). Given that the main variable is the electricity rate, and such rate is supported by the approved electricity rate schedule, Edenor has prepared only one scenario, considering the most pessimistic situation when estimating the variables with greater impact (resolution of regulatory matters) and its best estimate for the other variables with lower incidence. In order to determine the scenario mentioned in the preceding paragraph, Edenor has considered the following:

               i.      Nature, opportunity, and modality of electricity rate increases and / or cost adjustments recognition: Electricity rate increases as resolved in the RTI process;

              ii.      Settlement of regulatory liabilities: Edenor has considered to use the final surplus of its annual cash flows until these liabilities are settled;

            iii.      Electricity demand growth: 2.5% per year;

            iv.      Development of costs to be incurred: mainly based on the expected level of inflation;

             v.      Investments for infrastructure maintenance: in accordance with the service quality levels required by the regulator in the RTI;

            vi.      Inflation rate;

          vii.      Exchange rate.

 The discount rate (WACC) in pesos varies for each year of the projection. For the first 5 years, the average of these rates is 29%.

Further, Edenor has performed a sensitivity analysis in view of reasonably possible changes to these variables, and it concluded that in no case should it recognize an impairment in the value of its property, plant and equipment.

Based on the conclusions previously mentioned, the valuation of property, plant and equipment, taken as a whole, does not exceed its recoverable value, which is measured as the value in use as of December 31, 2016.

Furthermore, the management understands that although the new estimates, following the issuing of Resolution No. 63/17, reflects an increase in the CGU’s value, considering the recent implementation of the RTI as of February 1, 2017, and the issues that are still pending resolution; mainly those generated by the breach of the Concession Agreement, such as the remaining balances and other effects derived from the partial measures adopted; it is still premature to know whether the actual measures obtained so far are sufficient to consider a sustainable recovery and consequently to evaluate the possible reversal of the impairment loss recognized by the Company during fiscal year 2011.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 5: (Continuation)

5.1.2 Impairment test of goodwill

As a result of the acquisition of Petrobras, the Company has recognized a goodwill of $ 994 million that has been allocated, for the purpose of impairment testing, to the oil and gas business segment regarding future synergies of combined business and assembled workforce.

For the purpose to determine the value in use of the segment, the Company prepared the cash flows on the basis of estimates concerning proved oil and gas reserves (developed and to be developed) and probable reserves, according to the reports of oil and gas reserves prepared by the Company and the projection period was determined based on the end of the respective concession contracts. In addition, the Company has made estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which are: (i) reserve levels and production; (ii) sales price evolution; (iii) operating costs evolution; (iv) investment needs and; (V) macroeconomic variables such as inflation rates, foreign currency exchange rate. The WACC discount rate in U.S. dollars used amounted to 8.4%

As a result of the oil and gas business segment impairment test, the Company concluded that the assets in the oil and gas segment, considered as a whole do not exceed their recoverable value, measured as the value in use as of December 31, 2016 and thus has not recognized impairment losses.

5.1.3. Reversal of Property, Plant and Equipment Impairment in CPB

In 2014, CPB’s management reevaluated its discounted cash flows and recovered the impairment losses which amounted to $ 88 million (recognized under “Reversal of Impairment of Property, Plant and Equipment” in the Statement of Comprehensive Income). At the date of these financial statements CPB has not identified any events or circumstances that indicate that the book value as of December 31, 2016 may not be recoverable.

5.2 Current and deferred Income tax / Minimum notional income tax

A great level of judgment is required to determine the income tax provision since the Company Management has to regularly assess the positions stated in the tax returns as regards those situations where the applicable tax regulations are subject to interpretation and, if necessary, establish provisions according to the estimated amount that the Company will have to pay to the tax authorities. When the final tax result of these items differs from the amounts initially acknowledged, those differences will have an effect on the income tax and on the deferred tax provisions in the fiscal year when such determination is made.

A significant degree of judgment is required to determine the income tax provision. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for eventual tax claims based on estimates of whether additional taxes will be due in the future.

Deferred tax assets are reviewed at each reporting date and reduced in accordance with the probability that the sufficient taxable base will be available to allow for the total or partial recovery of these assets. Deferred tax assets and liabilities are not discounted. In assessing the realization of deferred tax assets, Management considers that it is likely that a portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, Management takes into consideration the scheduled reversal of deferred tax liabilities, the projections of future taxable income and tax planning strategies.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 5: (Continuation)

As a result of the recoverability analysis performed, as of December 31, 2016, the Company and certain subsidiaries have derecognized the liability related to the application of the provisions of the “Hermitage” decision to the determination of the minimum notional income tax liability. This has been applied to all periods in which the Company had evidenced tax losses, and resulted in the recognition of income for $ 123 y $ 88 million disclosed under the lines “Income tax and minimum notional income tax” and “Financial expense” within the Statement of Comprehensive of Income / (Loss), respectively, as the tax credit had not been previously recognized. To such effect, the Company has used the following grounds:

a)    several previous cases within the Group where Courts has ruled in favor of the Company’s allegation according to the criterion established by the “Hermitage” decision;

b)    the completion of tax audits for periods in which certain subsidiaries of the Group have applied the criterion established by the “Hermitage” ruling;

c)     and lastly, the abrogation of the tax pursuant to Section 76 of Act No. 27,260 (Tax Transparency) for fiscal years beginning as from January 1, 2019, which evidences the Treasury's position on the continuation of proceedings as the one brought against the Company.

Additionally, the Company has recognized an income of $ 23 million for the recognition of the tax credit for minimum notional income tax paid in previous years. The Company considers it is probable that it will generate future taxable income to use this tax credits within the statutory limitation period, as a result of corporate reorganization described.

5.3 Contingencies

The Company is subject to various claims, lawsuits and other legal proceedings that arise during the ordinary course of its business. The Company’s liabilities with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, the Company reviews the status of each contingency and assesses potential financial liability, applying the criteria indicated in note 4.22, for which elaborates the estimates mainly with the assistance of legal advisors, based on information available to the Management at financial statements date, and taking into account our litigation and resolution/settlement strategies.

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

However, if the Company´s Management estimates are not correct, current provisions might be inadequate and could have an adverse effect on the Company’s results of operations, financial position and cash flows.

5.4 Asset retirement obligations

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

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 5: (Continuation)

5.5 Allowance for doubtful accounts

The Group is exposed to losses for uncollectible receivables. The Company Management estimates the final collectability of the accounts receivable.

The allowance for doubtful accounts is assessed based on the historical level of both the balances written off as an expense and the default balances. In the case of the distribution of energy segment, a delinquent balance comprises all such debt arising from the bills for electricity consumption that remain unpaid 13 working days after their due dates for small-demand (tariff 1) customers and 7 working days after due date for medium and large-demand (tariff 2 and 3) customers. Edenor´s Management records an allowance applying an uncollectibility rate for each customer category, based on the historical comparison of collections made against the default balances of each customer category.

In order to estimate collections related to the energy generation segment we mainly consider the ability of CAMMESA to meet its payment obligations to generators, and the resolutions issued by SE, which allow the Company to collect its credits with CAMMESA through different mechanisms.

Additionally, Management analyzes the allowance for uncollectible receivables of the remaining accounts receivables of the segment based on an individual analysis of recoverability of receivables of the WEM debtors.

Future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in the assessment for each year.

5.6 Defined benefit plans

Actuarial commitments with defined benefit plans to employees are recognized as liabilities in the statement of financial position based on actuarial estimates revised annually by an independent actuary, using the projected unit credit method.

The present value of pension plan obligations depends on multiple factors that are determined according to actuarial estimates which are revised annually by an independent actuary, net of the fair value of the plan assets, when applicable. For this purpose, certain assumptions are used including the discount rate and wage growth rate assumptions.

5.7 ENRE Penalties and discounts

Edenor considers its applicable accounting policy for the recognition of ENRE penalties and discounts critical because it depends on penalizable events, which are valued on the basis of management best estimate of the expenditure required to settle the present obligation at the date of these financial statements. The balances of ENRE penalties and discounts are adjusted in accordance with the regulatory framework applicable thereto and have been estimated based on Edenor’s estimate of the outcome of the RTI process described in Note 2.3.3.1.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 5: (Continuation)

5.8 Revenue recognition

In the distribution of energy business segment, revenue is recognized on an accrual basis upon delivery to customers, which includes the estimated amount of unbilled distribution of electricity at the end of each year. We consider our accounting policy for the recognition of estimated revenue critical because it depends on the amount of electricity effectively delivered to customers which is valued on the basis of applicable tariffs. Unbilled revenue is classified as current trade receivables.

In the oil and gas business segment, the fair value of the consideration receivable corresponding to revenues from gas sales to Distributors is recognized based on the volume of gas delivered and the price established by the SE (in accordance with applicable resolutions).

5.9 Oil and gas reserves

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

The Company uses the information obtained from the calculation of reserves in the determination of depreciation of assets used in the areas of oil and gas, as well as assessing the recoverability of these assets (Notes 4.8 and 4.9).

5.10 Enviromental costs

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

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 5: (Continuation)

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

5.11 Business Combinations

The acquisition method involves the measurement at fair value of the identifiable assets acquired and the liabilities assumed in the business combination at the acquisition date.

For the purpose to determine the fair value of identifiable assets, the Company uses the valuation approach considered the most representative for each asset. These include the i) income approach, through indirect cash flows (net present value of expected future cash flows) or through the multi-period excess earnings method, ii) cost approach (replacement value of the good adjusted for loss due to physical deterioration, functional and economic obsolescence) and iii) market approach through comparable transactions method.

Likewise, in order to determine the fair value of liabilities assumed, the Company’s Management considers the probability of cash outflows that will be required for each contingency, and elaborates the estimates with assistance of legal advisors, based on the information available and taking into account the strategy of litigation and resolution / liquidation.

Management critical judgment is required in selecting the approach to be used and estimating future cash flows. Actual cash flows and values may differ significantly from the expected future cash flows and related values obtained through the mentioned valuation techniques.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: FINANCIAL RISK MANAGEMENT

6.1 Financial Risk Factors

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and the price risk), credit risk and liquidity risk.

Financial risk management is encompassed within the Company’s global policies, there is an integrated risk management methodology, where the focus is not placed on the individual risks of the business units’ operations, but there is rather a wider perspective focused on monitoring risks affecting the whole portfolio. The Company’s risk management strategy seeks to achieve a balance between profitability targets and risk exposure levels. Financial risks are those derived from financial instruments the Company is exposed to during or at the closing of each fiscal year. The Company uses derivative instruments to hedge certain risks when it deems it necessary according to its risk management internal policies.

Financial risk management is controlled by the Financial Department, which identifies, evaluates and covers financial risks. Risk management systems and policies are reviewed on a regular basis to reflect changes in market conditions and the Company’s activities, and have been applied consistently during the periods comprised in these financial statements. This section includes a description of the main risks and uncertainties which may adversely affect the Company’s strategy, performance, operational results and financial position.

6.1.1 Market risks

Exchange rate risk

The Company’s financial situation and the results of its operations are sensitive to variations in the exchange rate between the Argentine peso and other currencies. The currency generating the greatest exposure is the U.S. dollar.

The Company collects a meaningful portion of its revenues in Argentine pesos pursuant to prices which are indexed to the U.S. dollar, mainly revenues resulting from: i) Supply Agreements entered into with the SE pursuant to SE Resolution No. 220/07, ii) Energy Plus contracts; iii) generators’ revenues which, although not covered by Energy Plus or Supply Contracts with the ES, will —as from the implementation of the new remuneration scheme defined by SE Resolution No. 19-E/17— be paid in pesos at dollar-denominated prices by applying BCRA’s exchange rate effective on the last business day of the month; and iii) the sale of gas and crude oil.

Furthermore, a significant portion of the Company’s financial debt (approximately 66%) is denominated in U.S. dollars, against a 39% at the closing of the previous fiscal year. It should be pointed out that this increase is mainly due to the new financing obtained by the Company to pay the purchase price of its indirect controlling interest in Petrobras. Exposure of the financial debt to US dollar exchange rate variations increased to approximately 86% after the end of the year.

Additionally, the Company has made several investment commitments, mainly projects to increase its thermal generation capacity under SE Resolution No. 21/16 and projects for the generation of energy from renewable sources under the recently enacted Act No. 27,191 for the promotion of renewable sources of energy, most of which are denominated in foreign currency, which exposes the Company to a risk of loss resulting from the devaluation of the Argentine peso.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

As there is not a strong currency mismatch between the operating generation of funds and financial debt, the Company considers that the risk of foreign-currency exchange rate fluctuations is reasonably hedged. However, in case such risk is not hedged by business operations, the Company may use derivative financial instruments to mitigate its associated risks.

In the Distribution segment, the subsidiary Edenor collects revenues in pesos pursuant to regulated tariffs which are not indexed to the U.S. dollar, whereas a significant portion of its existing financial debt is denominated in that currency, which exposes the Company to a risk of loss resulting from a devaluation of the Argentine peso. Edenor can manage this risk through the execution of forward contracts denominated in foreign currency.  However, as of the issuance of these financial statements it has not been able to hedge its exposure to the U.S. Dollar in a way which is deemed feasible.

If Edenor remains unable to effectively hedge the whole or a meaningful part of its exposure to the foreign currency risk, any devaluation of the peso may significantly increase its debt service burden which, in turn, may have a material adverse effect in its cash position and financial condition (including its capacity to cancel payments owed under the Corporate Bonds) and the results of its operations.

On December 17, 2015, the economic context in with the Company operates was affected by an approximate 40% devaluation of the Argentine peso, a circumstance which has affected the results of this fiscal year. During 2016, the Argentine currency has undergone a 21.9% appreciation and a 59.5% year-to-year variation in the average exchange rate.

The following table shows the Company’s exposure to the exchange rate risk for financial assets and liabilities denominated in a currency different from the Company’s functional currency.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

	Type	Amount of foreign currency	Exchange rate (1)	Total 12.31.2016	Total 12.31.2015

ASSETS

NON CURRENT ASSETS
Financial instruments
Financial assets at amortized cost
Third parties	U$S	0.1	15.790	1	-
Other receivables
Related parties	U$S	46.3	15.840	733	-
Third parties	U$S	5.3	15.790	84	1
Financial assets at fair value through profit and loss
Third parties	U$S	32.5	15.790	513	-
Total non current assets				1,331	1

CURRENT ASSETS

Financial instruments
Financial assets at fair value through profit and loss
Third parties	U$S	43.0	15.790	678	1,234
Trade and other receivables
Related parties	U$S	6.7	15.840	106	7
Third parties	U$S	282.7	15.790	4,464	320
	EUR	0.1	16.625	1	-
	CHF	-	15.807	-	1
	VEF	1.4	1.589	2	-
Cash and cash equivalents	U$S	68.8	15.790	1,087	375
	EUR	0.1	16.625	2	-
Total current assets				6,340	1,937
Non Financial instruments
Non current assets classified as held for sale	U$S	1.2	15.790	19	-
Total assets				7,690	1,938

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

	Type	Amount of foreign currency	Exchange rate (1)	Total 12.31.2016	Total 12.31.2015

LIABILITIES

NON CURRENT LIABILITIES

Financial instruments
Borrowings
Related parties	U$S	(1.0)	15.840	(16)	(13)
Third parties	U$S	(738.6)	15.890	(11,737)	(2,800)

Non financial instruments
Provisions
Third parties	U$S	(172.7)	15.890	(2,744)	-
Total non current liabilities				(14,497)	(2,813)

CURRENT LIABILITIES

Financial instruments
Trade and other payables
Related parties	U$S	(6.0)	15.840	(95)	-
Third parties	U$S	(216.8)	15.890	(3,447)	(959)
	EUR	(3.4)	16.770	(57)	(24)
	SEK	(4.0)	1.744	(6)	-
	VEF	(3.1)	1.589	(5)	-
Borrowings
Third parties	U$S	(339.7)	15.890	(5,398)	(312)
Salaries and social security payable
Third parties	U$S	(0.1)	15.890	(1)	-

Non financial instruments
Taxes payables
Third parties	U$S	(0.7)	15.890	(11)	-
Provisions
Third parties	U$S	(44.1)	15.890	(701)	-
Total current liabilities				(9,721)	(1,295)
Total liabilities				(24,218)	(4,108)

Net Position Liability				(16,528)	(2,170)

 (1) The exchange rates correspond to December 31, 2016 released by the National Bank of Argentine for U.S. dollars (U$S), euros (EUR), Swiss francs (CHF) and Swedish kronas (SEK). The exchange rates used correspond to those published by the Central Bank of Venezuela for the bolivar (VEF). For balances with related parties, the Exchange rate used is the average.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

The Company estimates that provided all other variables remain constant, a 10% revaluation/(devaluation) of each foreign currency as compared to the Argentine peso would generate the following increase/(decrease) in the fiscal year’s in absolute values:

	Argentinian pesos
Currency	12.31.2016	12.31.2015
U.S dollar	1,647	215
Euros	5	2
Swedish kronas	1	-
Variation of the result for the year	1,653	217

Price risk

The Company’s investments in quoted and unquoted equity securities are sensitive to the risk of changes in the market prices resulting from uncertainties as to the future value of such securities.

Even though the Company does not hold quoted equity securities, as at the closing hereof it has an important position in financial assets at fair value, and is therefore exposed to the risk of a significant variation in market prices. Additionally, the Company is not exposed to commodity price risks.

The following table shows the Company’s exposure to the price risk for the previously mentioned financial assets:

Financial assets	12.31.2016	12.31.2015
Shares	150	-
Government securities	1,576	1,591
Investment funds	3,189	2,501
Corporate bonds	12	13
Trust	-	2,554
Others	3	-
Total	4,930	6,659

The Company estimates that provided all other variables remain constant, a 10% revaluation/(devaluation) of each quotation would generate the following increase/(decrease) in the fiscal year’s income/(loss):

	Increase (decrease) of the result for the year
Financial assets	12.31.2016	12.31.2015
Shares	15	-
Government securities	158	159
Investment funds	319	250
Corporate bonds	1	1
Trust	-	255
Variation of the result of the year	493	665

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

Hydrocarbon Price Risk

The Company’s operations are impacted by several factors beyond its control, including, but not limited to, variations in product market prices, Governmental regulations on prices, taxes and other levies, and royalties.

The Company is not significantly exposed to the hydrocarbon international price risk mainly because, on account of the current regulatory, economic, governmental and other policies in force, domestic prices are not directly affected in the short-term due to variations in the international market.

Since the domestic production of gas is insufficient to meet the demand, there is a need to import gas and liquid fuels. The decline in the international prices of oil and LNG resulted in lower prices for the LNG and the gas imported from Bolivia.

During 2016, LNG accounted for approximately 44% of the imported gas. Besides, imported gas represented 22% of the annual consumption. The average price of these imports was U$S 4.5 MMBTU. No significant reduction in import volumes is expected in the short term.

In the fiscal years ended December 31, 2016 and 2015, the Company did not use derivative financial instruments to hedge risks associated with fluctuations in hydrocarbon prices, mainly due to the lack of impact of variations in international hydrocarbon markets on the local prices, but it may do so in the future.

Interest rate risk

The management of the interest rate risk seeks to reduce financial costs and limit the Company’s exposure to interest rate increases.

Indebtedness at variable rates exposes the Company to the interest rate risk on its cash flows due to the possible volatility they may experience, as it happened from 2014 to 2016. Indebtedness at fixed rates exposes the Company to the interest rate risk on the fair value of its liabilities, since they may be considerably higher than variable rates. As of December 31, 2016, approximately 33% of the indebtedness was subject to variable interest rates, mainly denominated in pesos and based on Private Badlar and Corrected Badlar rates plus an applicable margin. Approximately 70% of the indebtedness at variable rates is denominated in pesos. The rest of the Company’s indebtedness subject to variable interest rates is denominated in U.S. Dollars at the Libor rate plus an applicable margin.

The Company seeks to mitigate its interest-rate risk exposure through the analysis and evaluation of (i) the different liquidity sources available in the financial and capital market, both domestic and (if available) international; (ii) interest rates alternatives (fixed or variable), currencies and terms available for companies in a similar sector, industry and risk than the Company; (iii) the availability, access and cost of interest-rate hedge agreements. On doing this, the Company evaluates the impact on profits or losses resulting from each strategy over the obligations representing the main interest-bearing positions.

During fiscal year 2016, the Private Badlar rate, which applies to a substantial part of the Company’s financial loans, increased significantly during the first half of the year and then started to decrease gradually; from an approximate 25% at the beginning of the fiscal year, it reached a 31% peak halfway through the year and then started to decrease, with an approximate 20% value at the end of the year.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

In the case of fixed rates and in view of the market’s current conditions, the Company considers that the risk of a significant decrease in interest rates is low and, therefore, does not foresee a substantial risk in its indebtedness at fixed rates.

As of the date of issuance of these financial statements, the Company is not exposed to a significant risk of variable interest rate increases since most of the financial debt is subject to fixed rate.

In the fiscal years ended December 31, 2016 and 2015, the Company did not use derivative financial instruments to mitigate risks associated with fluctuations in interest rates.

The following chart shows the breakdown of the Company’s borrowings classified by interest rate and the currency in which they are denominated:

	12.31.2016	12.31.2015
Fixed interest rate:
Argentinian pesos	2,729	634
U.S dollar	14,305	3,085
Subtotal loans granted at a fixed interest rate	17,034	3,719

Floating interest rates:
Argentinian pesos	5,808	4,083
U.S dollar	2,479	-
Subtotal loans granted at a floating interest rate	8,287	4,083

Non interest accrues
U.S dollar	367	40
Argentinian pesos	284	151
Subtotal no interest accrues	651	191
Total borrowings	25,972	7,993

Based on the conducted simulations, and provided all other variables remain constant, a 10% increase/decrease in variable interest rates would generate the following (decrease)/increase in the fiscal year's results of $ 134 million.

6.1.2 Credit risk

The Company establishes individual credit limits according to the limits defined by the Board of Directors and approved by the Financial Department based on internal or external ratings. The Company makes constant credit assessments on its customers’ financial capacity, which minimizes the potential risk for bad debt losses.

The credit risk represents the exposure to possible losses resulting from the breach by commercial or financial counterparties of their obligations taken on with the Company. This risk stems mainly from economic and financial factors or a possible counterparty default.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

The credit risk is associated with the Company’s commercial activity through customer trade receivables, as well as available funds and deposits in banking and financial institutions.

The Company, in its ordinary course of business and in accordance with its credit policies, grants credits to a large customer base, mainly large sectors of the industry, including service station operators, refineries, exporters, petrochemical companies, natural gas distributors, electricity large users and electricity distributors.

The Company has established an allowance for doubtful accounts. This allowance represents the best estimate by the Company of possible losses associated with trade receivables.

As of December 31, 2016, the Company’s trade receivables, without considering Edenor, totaled 7,295 million, out of which 69% are short-term receivables and the remaining 31% are classified as non-current and correspond mainly to CAMMESA (national company responsible for purchasing electric power from generators and selling it to distributors). With the exception of CAMMESA, which represents approximately 38% of all trade receivables, the Company does not have a significant credit risk concentration, as this exposure is distributed among a large number of customers and other counterparties. No other client has a meaningful percentage of the total amount of these receivables.

The impossibility by CAMMESA to pay these receivables may have a substantially adverse effect on cash income and, consequently, on the result of operations and financial situation which, in turn, may adversely affect the Company’s repayment capacity.

The credit risk of liquid funds and other financial investments is limited since the counterparties are high credit quality banking institutions. If there are no independent risk ratings, the risk control area evaluates the customer’s creditworthiness, past experiences and other factors.

In the case of Edenor, delinquent trade receivables increased from $ 209 million as of December 31, 2015 to $ 659 million as of December 31, 2016, due to different provisional remedies that temporarily suspended the tariff increase applicable as from February 1, 2016, established by ENRE Resolution No. 1/16.

One of the significant items of delinquent balances is that related to the receivable amounts with Municipalities, in respect of which Edenor either applies different offsetting mechanisms against municipal taxes it collects on behalf of the municipalities, or implements debt refinancing plans, with the aim of reducing them.

Furthermore, and taking into account that in fiscal year 2016 the ENRE prevented Edenor from suspending the electricity supply to customers with delinquent balances, Edenor’s actions to reduce the impact of delinquency were limited. Therefore, at the date of issuance of these financial statements Edenor’s Board of Directors is analyzing the plans of action it will implement in order to reinforce the activities aimed at reducing delinquent balances.

Additionally, it is important to point out that in fiscal year 2016 it was possible to collect more than 50% of the delinquent receivables existing as of December 31, 2015.

Finally, and with regard to the electricity supplied to low-income areas and shantytowns, as stipulated in the Adjustment Agreement (Note 2.3.2), in fiscal year 2016 Edenor received payments for a total of $ 65 million, which represents 89% of the outstanding balance as of December 31, 2015. Past experience shows that these balances have always been collected.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

As of December 31, 2016 and 2015, financial statements included allowances for $ 260 million and $ 79 million, respectively. Failure to collect receivables in the future may have an adverse effect on Edenor's financial situation and operating results which, in turn, may negatively impact its capacity to repay loans, including the cancellation of its Corporate Bonds.

Additionally, our Natural Gas Promotion Program compensation depends on the Argentine Government's ability and willingness to pay. Before the Government authorized the issuance of dollar-denominated sovereign bonds to cancel outstanding debts under the Program, the Company suffered a significant delay in the collection of the Compensation. Afterwards, during June and July, 2016, Petrobras and PEPASA received BONAR 2020 bonds for a face value of U$S 34.3 million and U$S 29.5 million as compensation owed as at December 2015. We may not guarantee that the Company will be able to properly collect the offered compensations, which might give rise to a claim to the Argentine Government.

6.1.3 Liquidity risk

The liquidity risk represents the risk that the Company may not have sufficient funds to meet all its obligations, whether of an economic, labor or commercial nature.

The liquidity risk is associated with the Company’s capacity to finance its commitments and conduct its business plans with stable financial sources, as well as with the indebtedness level and the financial debt maturities profile. The cash flow projection is made by the Financial Department.

The Company management supervises updated projections on liquidity requirements to guarantee the sufficiency of cash and liquid financial instruments to meet operating needs while keeping at all times a sufficient margin for unused credit facilities. In this way, the aim is that the Company does not breach indebtedness levels or the Covenants, if applicable, of any credit facility. Those projections take into consideration the Company’s debt financing plans, the meeting of the covenants and, if applicable, the external regulatory or legal requirements such as, for example, restrictions on the use of foreign currency.

Excess cash and balances above working capital management requirements are managed by the Company’s Treasury Department, which invests them in term deposits, mutual funds and marketable securities, selecting instruments having proper currencies and maturities, and an adequate credit quality and liquidity so as to provide a sufficient margin as determined in the previously mentioned projections.

The Company keeps its sources of financing diversified between banks and the capital market, and it is exposed to the refinancing risk at maturity.

The determination of the Company’s liquidity index for fiscal years ended December 31, 2016 and 2015 is detailed below:

	12.31.2016	12.31.2015

Current assets	23,150	9,699
Current liabilities	30,063	9,582

Index	0.77	1.01

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

The following table includes an analysis of the Company financial liabilities, grouped according to their maturity dates and considering the period remaining until their contractual maturity date from the date of the financial statements.

Derivative financial liabilities are included in the analysis if their contractual maturities are essential for the understanding of the cash flow calendar. The amounts shown in the table are the contractual undiscounted cash flows.

As of December 31, 2016	Trade and other payables	Borrowings	Total
Less than three months	8,799	1,088	9,887
Three months to one year	4,068	10,995	15,063
One to two years	311	2,548	2,859
Two to five years	118	6,312	6,430
More than five years	-	12,080	12,080
Without established term	4,907	-	4,907
Total	18,203	33,023	51,226

As of December 31, 2015	Trade and other payables	Borrowings	Total
Less than three months	6,326	294	6,620
Three months to one year	313	1,910	2,223
One to two years	217	2,220	2,437
Two to five years	90	3,795	3,885
More than five years	-	2,535	2,535
Without established term	2,392	-	2,392
Total	9,338	10,754	20,092

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

6.3 Capital risk management

On managing capital, the Company aims to safeguard its capacity to continue operating as an on-going business with the purpose of generating return for its shareholders and benefits to other stakeholders, and keeping an optimal capital structure to reduce the cost of capital.

To keep or adjust its capital structure, the Company may adjust the amount of the dividends paid to its shareholders, reimburse capital to its shareholders, issue new shares, conduct stock repurchase programs or sell assets to reduce its debt.

In line with industry practices, the Company monitors its capital based on the leverage ratio. This ratio is calculated by dividing the net debt by the total capital. The net debt equals the total indebtedness (including current and non-current indebtedness) minus cash and cash equivalents and current financial assets at fair value through profit and loss. The total capital corresponds to the shareholders’ equity as shown in the statement of financial position, plus the net debt.

Financial leverage ratios as at December 31, 2016 and 2015 were as follows:

	12.31.2016	12.31.2015
Total borrowings	25,972	7,993
Less: cash and cash equivalents, and financial assets at fair value through profit and loss	(5,609)	(4,598)
Net debt	20,363	3,395
Total capital attributable to owners	31,417	10,385
Leverage ratio	64.82%	32.69%

6.4 Regulatory risk factors

Pursuant to caption C of Section 37 of the Concession Agreement, the Grantor of the Concession may, without prejudice to other rights to which he is entitled thereunder, foreclose on the collateral granted by Edenor when the cumulative value of the penalties imposed to Edenor in the previous one-year period exceeds 20% of its annual billing, net of taxes and rates.

Edenor’s Management evaluates the development of this indicator on an annual basis.

6.5 Fair value estimation

The Company classifies the fair value measurements of financial instruments using a fair value hierarchy, which reflects the relevance of the variables used to perform those measurements. The fair value hierarchy has the following levels:

-          Level 1: quoted prices (not adjusted) for identical assets or liabilities in active markets.

-          Level 2: data different from the quoted prices included in Level 1 observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

-          Level 3: Asset or liability data not based on information that can be observed in the market (i.e., unobservable data).

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

The following table shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2016 and 2015:

As of December 31, 2016	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Corporate securities	12	-	-	12
Government securities	1,576	-	-	1,576
Shares	-	-	150	150
Investment funds	3,189	-	-	3,189
Other	3	-	-	3
Cash and cash equivalents
Investment funds	61	-	-	61
Derivative financial instruments	-	13	-	13
Other receivables	29	-	-	29
Total assets	4,870	13	150	5,033

As of December 31, 2015	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Corporate securities	13	-	-	13
Government securities	1,591	-	-	1,591
Trust	-	2,554	-	2,554
Investment funds	2,501	-	-	2,501
Cash and cash equivalents
Investment funds	94	-	-	94
Other receivables
Financial credit	22	-	-	22
Investment funds as collateral	269	-	-	269
Total assets	4,490	2,554	-	7,044
Liabilities
Derivative financial instruments	-	18	-	18
Total liabilities	-	18	-	18

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

The value of the financial instruments negotiated in active markets is based on the market quoted prices as of the date of these consolidated financial statements. A market is considered active when the quoted prices are regularly available through a stock exchange, broker, sector-specific institution or regulatory body, and those prices reflect regular and current market transactions between parties that act in conditions of mutual independence. The market quotation price used for the financial assets held by the Company is the current offer price. These instruments are included in level 1.

The fair value of financial instruments that are not negotiated in active markets is determined using valuation techniques. These valuation techniques maximize the use of market observable information, when available, and rely as little as possible on specific estimates of the Company. If all significant variables to establish the fair value of a financial instrument can be observed, the instrument is included in level 2.

If one or more variables used to determine the fair value cannot be observed in the market, the financial instrument is included in level 3.

The techniques used for the measurement of assets at fair value with changes in income, classified as Level 2 and 3, are detailed below:

- Trusts: they were determined based on the measurement of the underlying assets and liabilities’ fair value, corresponding to 40% of CIESA’s shares. To determine this value, a measurement of the fair value of CIESA’s assets and liabilities was performed. CIESA’s main asset is its stake in TGS, which has been measured at the value of this company’s American Depositary Receipt.

- Derivative Financial Instruments: calculated from variations between market prices at the closing date of the year, and the amount at the time of the contract.

- Shares: they were determined based on Income approach through the Indirect Cash Flow method (net present value of expected future cash flows) and the discount rates used were estimated taking the Weighted Average Cost of Capital (“WAAC”) rate as a parameter.

NOTE 7: INVESTMENTS IN SUBSIDIARIES

(a) Subsidiaries information

Unless otherwise indicated, the capital stock of the subsidiaries consists of common shares, each granting the right to one vote. The country of the registered office is also the principal place where the subsidiary develops its activities.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

 NOTE 7: (Continuation)

			12.31.2016	12.31.2015
	Country	Main activity	Direct and indirect participation %	Direct and indirect participation %
BLL	Argentina	Winemaking	100.00%	100.00%
Corod	Argentina	Oil	100.00%	-
CTG	Argentina	Generation	90.42%	90.42%
CTLL	Argentina	Generation	100.00%	100.00%
Ecuador TLC S.A.	Ecuador	Oil	100.00%	-
Eg3 Red S.A.	Argentina	Distribution	100.00%	-
Enecor S.A.	Argentina	Transportation of electricity	69.99%	-
IEASA	Argentina	Investment	100.00%	100.00%
INDISA	Argentina	Investment	91.60%	91.60%
INNISA	Argentina	Investment	90.27%	90.27%
IPB	Argentina	Investment	100.00%	100.00%
PACOSA	Argentina	Distributor	100.00%	100.00%
PBI	Bolivia	Investment	100.00%	-
PELSA	Argentina	Oil	58.88%	-
Petrobras Energía Colombia	Colombia	Oil	100.00%	-
Petrobras Energía México	México	Oil	100.00%	-
Petrobras Energía Ecuador	Grand Cayman	Investment	100.00%	-
Petrobras Energía Operaciones Ecuador	Ecuador	Oil	100.00%	-
PEPASA (1)	Argentina	Oil	49.54%	49.60%
PEPCA (2)	Argentina	Investment	-	100.00%
Petrobras Hispano Argentina S.A.	Spain	Investment	100.00%	-
Petrolera San Carlos S.A.	Venezuela	Oil	100.00%	-
PISA	Uruguay	Investment	100.00%	100.00%
PP	Argentina	Investment	100.00%	100.00%
PP II	Argentina	Investment	100.00%	100.00%
PPSL	Spain	Investment	100.00%	-
TGU	Uruguay	Gas transportation	100.00%	-
Transelec	Argentina	Investment	100.00%	100.00%
WEBSA	Argentina	Distributor	100.00%	-

(1) During the years 2015 and 2016, the Company sold PEPASA shares, reducing its interest from 49.74% (as of December 31, 2014) to 49.60% y 49.54%, respectively. However, the necessary conditions to keep PEPASA’s control are met.
(2) On July 27, it was sold (See Note 38).

(b) Summarised financial information for each subsidiary that has significant non-controlling interest

Non-controlling interests in subsidiaries are not significant for the Company, except for Edenor, a company which is indirectly controlled through IEASA, with 51.54% equity interest. PELSA; with 58.88% equity interest, consolidated as from July 27, 2016; and PEPASA with 49,54% equity interest.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 7: (Continuation)

Edenor

The subsidiary is registered in Argentina, which is also the principal place where it develops its activities.

i.      Summary statement of financial position

	12.31.2016	12.31.2015
Non Current
Total non current assets	12,311	9,114

Borrowings	2,770	2,461
Other non current liabilities	6,238	3,317
Total non current liabities	9,008	5,778

Current
Cash and cash equivalents	259	129
Other current assets	6,363	3,738
Total current assets	6,622	3,867

Borrowings	54	49
Other current liabilities	9,509	5,629
Total current liabilities	9,563	5,678

Equity	362	1,525

ii.    Summary statement of comprehensive income (loss)

	12.31.2016	12.31.2015	12.31.2014
Revenue	13,080	3,802	3,598
Depreciation	(352)	(281)	238
Interest income	197	96	239
Interest expense	(1,442)	(430)	(577)

(Loss) Profit for the year before tax	(1,932)	1,326	(934)
Income tax	743	(184)	154
(Loss) Profit for the year	(1,189)	1,142	(780)

Other comprehensive income (loss)	5	(2)	(11)
Total comprehensive (loss) profit of the year	(1,184)	1,140	(791)

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 7: (Continuation)

PELSA

i.           Summary statement of financial position

12.31.2016
Non Current
Total non current assets	4,896

Other non current liabilities	1,012

Current
Cash and cash equivalents	77
Other current assets	1,154
Total current assets	1,231

Other current liabilities	630

Equity	4,485

ii.         Summary statement of comprehensive income (loss) for the five months period

12.31.2016
Revenue	1,155
Depreciation	(413)
Interest income	13

Loss for the year before tax	(3)
Income tax	(41)
Loss for the year	(44)

Other comprehensive income	228
Total comprehensive profit of the year	184

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 7: (Continuation)

PEPASA

i.      Summary statement of financial position

	12.31.2016	12.31.2015
Non Current
Total non current assets	3,398	2,669

Borrowings	402	1,242
Other non current liabilities	97	131
Total non current liabities	499	1,373

Current
Cash and cash equivalents	226	40
Other current assets	3,444	1,261
Total current assets	3,670	1,301

Borrowings	3,743	928
Other current liabilities	1,689	1,060
Total current liabilities	5,432	1,988

Equity	1,137	609

ii.    Summary statement of comprehensive income (loss)

	12.31.2016	12.31.2015
Revenue	2,839	943
Depreciation	(867)	(276)
Interest income	1	12
Interest expense	(712)	(382)

Profit for the year before tax	816	515
Income tax	(288)	(164)
Total comprehensive profit of the year	528	351

NOTE 8: INVESTMENTS IN JOINT VENTURES

The following table presents the main activity and information from the financial statements used for the valuation, and percentages of participation in joint ventures:

		Information about the issuer
	Main activity	Date	Share capital	(Loss) Profit of the year	Equity	Direct and indirect participation %
CIESA (1)	Investment	12.31.2016	639	64	1,543	50%
Citelec (2)	Investment	12.31.2016	554	(31)	315	50%

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 8: (Continuation)

(1) From the acquisition of Petrobras, the Company holds a direct and indirect interest of 50% in CIESA, a company that holds a 51% interest in the share capital of TGS. On January 17, the following exchange was made: i) Grupo Inversor Petroquímica S.L. (“GIP”) and PCT LLC (“PCT”) transferred to Petrobras Hispano Argentina (“PHA”) their capacity as beneficiaries and trustees of the trust holding 40% of CIESA's capital stock and voting rights; ii) the Company and PHA transferred to GIP and PCT shares representing 40% of CIESA’s capital stock and voting rights; the Company thus keeping a 10% direct interest in CIESA. After the consummation of the exchange, the Company continues exercising joint control over CIESA (see Note 38).

(2) Through a 50% interest, the company co-controls Citelec, company that controlled Transener with 52.65% of the shares and votes. As a result, the Company indirectly holds a 26.33% interest in Transener.

The details of the valuations of interests in joint ventures is as follows:

	12.31.2016	12.31.2015
CIESA	3,532	-
Citelec	167	224
	3,699	224

The following tables show the breakdown of the result from interests in joint ventures:

	12.31.2016	12.31.2015	12.31.2014
CIESA	125	-	-
Citelec (1)	(20)	9	34
	105	9	34

(1)  Includes adjustments for repurchase of corporate bonds and depreciation of property, plant and equipment.

The evolution of interests in joint ventures is as follows:

	Note	12.31.2016	12.31.2015	12.31.2014
At the beginning of the year		224	227	189
Share capital increase	40	-	1	-
Increase for subsidiries acquisition	35	3,407	-	-
Other increases (decreases)		(32)	(14)	6
Share of (loss) profit		105	9	34
Other comprehensive (loss) income		(5)	1	(2)
At the end of the year		3,699	224	227

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 9: INVESTMENTS IN ASSOCIATES

The following table presents the main activity and information from the financial statements used for valuation and percentages of participation in associates:

		Information about the issuer
	Main activity	Date	Share capital	(Loss) Profit of the year	Equity	Direct and indirect participation %
Refinor	Refinery	09.30.2016	92	(1)	898	28.50%
Oldelval	Transport of hydrocarbons	12.31.2016	110	11	472	23.10%

The detail of the valuations of the investments in associates is as follows:

	12.31.2016	12.31.2015
Refinor	602	-
Oldelval	184	-
CIESA (1)	-	123
Others	1	-
	787	123

(1) It corresponds to 10% interest in CIESA through PEPCA, a subsidiary which was sold on July 27, 2016 (Note 38).

The following tables show the breakdown of the result from investments in associates:

	12.31.2016	12.31.2015	12.31.2014
Oldelval	11	-	-
Refinor	(1)	-	-
CIESA	(3)	(10)	(2)
	7	(10)	(2)

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 9: (Continuation)

The evolution of investments in associates is as follows:

	Note	12.31.2016	12.31.2015	12.31.2014
At the beginning of the year		123	133	135
Dividends	40	(4)	-	-
Increase for subsidiries acquisition	35	777	-	-
Decreases on disposal of investment in subsidiary	38	(116)	-	-
Share of (loss) profit		7	(10)	(2)
At the end of the year		787	123	133

Investments in Mixed Companies in Venezuela

These investments were incorporated with the acquisition of PPSL’s shares and the subsequent reorganization (Notes 35 and 37) and corresponds to the equity interest in the companies Petroritupano S.A., Petrowayú S.A., Petroven-Bras S.A. and Petrokariña S.A., which were formed in August 2006 a result of migration of the operating agreements governing production activities in Venezuela in the Oritupano Leona, La Concepción, Acema and Mata areas, respectively.

The mixed companies have to sell to PDVSA all liquid hydrocarbons and the associated natural gas (when it is provided in the agreement), produced in the delimited area, according to a price formula associated with international benchmarks such as BRENT.

Given that, as of the date of the acquisition of PPSL, the authorizations regarding the change of indirect control by the Government of Venezuela were not obtained, and considering the fact that the contracts of mixed companies provide the mandatory transfer of the shares to said government for these cases, the Company has determined that the fair value for its investment as of the date of acquisition is zero.

As of the date of these financial statements, the Company is working on the requirements of the Government of Venezuela´s authorities in order to obtain the aforementioned authorizations, including the presentation of development and remediation plans for the respective areas.

Upon the execution of the pertinent agreements in connection with the migration of the operating agreements, in 2006, the Government of Venezuela recognized a divisible and transferable credit in favor of the Company in the amount of USD 88.5 million, which does not accrue interest and could be applied to the payment of acquisition bonds to be used in any new mixed ownership project for oil exploration and production activities, or licenses for gas exploration and production operations in Venezuela. Since projects for the use of the credit recognized had not materialized, the efforts to transfer such credit to third parties had not been successful, and other alternative uses of the credit was not anticipated, the Company recorded this credit at zero.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 9: (Continuation)

Investment in Oleoductos de Crudos Pesados (OCP) - Ecuador

The Company has a 11.42% equity interest in OCP, an oil pipeline in Ecuador that has a transportation capacity of 450,000  barrels/day.

OCP has negative equity as a result of certain tax assessments in favor of the Government of Ecuador in issues where OCP and the Ecuadorian Treasury have differences in interpretation. However, and since the Company has not made any capital contributions or financial assistance commitments to OCP, this shareholding has been valued at zero.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 10: PROPERTY, PLANT AND EQUIPMENT

	Original Values
Type of good	At the beginning	Translation effect	Increase for subsidiries acquisition	Increases	Decreases	Reversal of impairment	Transfers	At the end

Land	25	-	1,149	4	-	-	15	1,193
Buildings	393	-	1,638	-	(5)	-	64	2,090
Equipment and machinery	2,148	4	5,022	61	(578)	-	2,074	8,731
High, medium and low voltage lines	3,201	-	-	-	(87)	-	1,302	4,416
Substations	1,300	-	-	-	(23)	-	396	1,673
Transforming chamber and platforms	793	-	-	-	(7)	-	218	1,004
Meters	806	-	-	-	-	-	79	885
Wells	1,124	244	6,885	415	(50)	-	1,904	10,522
Mining property	805	25	4,046	157	-	-	-	5,033
Gas plant	193	-	-	4	(16)	-	570	751
Vehicles	256	1	23	18	(4)	-	2	296
Furniture and fixtures and software equipment	193	1	108	127	(154)	-	12	287
Communication equipments	58	-	2	-	-	-	33	93
Materials and spare parts	359	2	204	308	(48)	-	(197)	628
Refining and distribution industrial complex	-	-	827	-	-	-	46	873
Petrochemical Industrial Complex	-	-	737	-	-	-	19	756
Work in progress	4,866	9	1,149	6,769	(301)	-	(5,932)	6,560
Advances to suppliers	805	-	10	577	-	-	(606)	786
Other goods	9	-	1	-	-	-	2	12

Total at 12.31.2016	17,334	286	21,801	8,440	(1,273)	-	1	46,589
Total at 12.31.2015	11,420	-	-	6,248	(360)	25	-	17,333

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 10: (Continuation)

	Depreciation				Net book values
Type of good	At the beginning	Decreases	For the year	At the end	At the end	At 12.31.2015

Land	-	-	-	-	1,193	25
Buildings	(98)	1	(80)	(177)	1,913	295
Equipment and machinery	(565)	52	(456)	(969)	7,762	1,583
High, medium and low voltage lines	(753)	65	(132)	(820)	3,596	2,448
Substations	(291)	8	(48)	(331)	1,342	1,009
Transforming chamber and platforms	(176)	7	(31)	(200)	804	617
Meters	(270)	-	(45)	(315)	570	536
Wells	(303)	4	(1,366)	(1,665)	8,857	821
Mining property	(118)	-	(512)	(630)	4,403	687
Gas plant	(19)	9	(111)	(121)	630	174
Vehicles	(71)	3	(54)	(122)	174	185
Furniture and fixtures and software equipment	(107)	153	(69)	(23)	264	86
Communication equipments	(35)	-	(4)	(39)	54	23
Materials and spare parts	(15)	-	(3)	(18)	610	344
Refining and distribution industrial complex	-	-	(36)	(36)	837	-
Petrochemical Industrial Complex	-	-	(27)	(27)	729	-
Work in progress	-	-	-	-	6,560	4,866
Advances to suppliers	-	-	-	-	786	805
Other goods	(4)	-	(2)	(6)	6	5

Total at 12.31.2016	(2,825)	302	(2,976)	(5,499)	41,090
Total at 12.31.2015	(2,202)	69	(691)	(2,824)		14,509

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 10: (Continuation)

Borrowing costs capitalized in the book value of property, plant and equipment during the year ended December 31, 2016 and 2015 amounted to $ 303 and $ 272 million respectively.

Labor costs capitalized in the book value of property, plant and equipment during the year ended December 31, 2016 and 2015 amounted to $ 419 and $ 434 million respectively.

NOTE 11: INTANGIBLE ASSETS

	Original values
Type of good	At the beginning	Increase for subsidiries acquisition (1)	Increase	Decrease	At the end

Concession agreements	951	-	-	-	951
Goodwill	5	994	-	-	999
Intangibles identified in acquisitions of companies	9	289	29	-	327
Others	-	14	-	-	14
Total at 12.31.2016	965	1,297	29	-	2,291
Total at 12.31.2015	1,074	-	-	(109)	965

	Amortization
Type of good	At the beginning	For the year	At the end

Concession agreements	(222)	(27)	(249)
Goodwill	-	-	-
Intangibles identified in acquisitions of companies	(9)	(19)	(28)
Others	-	-	-
Total at 12.31.2016	(231)	(46)	(277)
Total at 12.31.2015	(202)	(29)	(231)

(1)     Includes the increase of intangible assets related to the purchase of PPSL in the amount of $ 1,218 million.

	Net book values
Type of good	At the end	At 12.31.2015

Concession agreements	702	729
Goodwill	999	5
Intangibles identified in acquisitions of companies	299	-
Others	14	-
Total at 12.31.2016	2,014
Total at 12.31.2015		734

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 12: FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS

Non current	12.31.2016	12.31.2015

Shares	150	-
Government securities	592	24
Trusts	-	2,554
Total non current	742	2,578

Current

Government securities	984	1,567
Corporate securities	12	13
Investment funds	3,189	2,501
Other	3	-
Total current	4,188	4,081

NOTE 13: FINANCIAL ASSETS AT AMORTIZED COST

	12.31.2016	12.31.2015
Non current

Government securities	44	-
Corporate securities	1	-
Financial Trustee - Gasoducto Sur Work	17	-
	62	-

Current

Government securities	2	-
Financial Trustee - Gasoducto Sur Work	21	-
	23	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 14: DEFERRED TAX ASSETS AND LIABILITIES, INCOME TAX AND MINIMUM NOTIONAL INCOME TAX

The composition of the deferred tax assets and liabilities is as follows:

	12.31.2015	Increase for subsidiries acquisition	Profit (loss)	Other comprehensive income (loss)	12.31.2016
Tax loss-carryforwards	32	-	910	-	942
Trade and other receivables	53	89	52	-	194
Financial assets at fair value through profit and loss	8	-	(8)	-	-
Trade and other payables	333	-	791	-	1,124
Defined benefit plans	109	170	55	27	361
Provisions	134	1,372	216	-	1,722
Taxes payable	49	379	(192)	(12)	224
Other	23	112	(9)	-	126
Deferred tax asset	741	2,122	1,815	15	4,693
Property, plant and equipment	(710)	(4,477)	563	-	(4,624)
Investments in joint ventures and associates	-	(1,281)	(48)	-	(1,329)
Intangible assets	(229)	(74)	9	-	(294)
Trade and other receivables	(266)	(269)	(316)	-	(851)
Financial assets at fair value through profit and loss	(49)	(53)	7	-	(95)
Other	(27)	(64)	27	-	(64)
Deferred tax liabilities	(1,281)	(6,218)	242	-	(7,257)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 14: (Continuation)

	12.31.2014	Profit (loss)	12.31.2015
Tax los-carryforwards	116	(84)	32
Trade and other receivables	35	18	53
Derivative financial instruments	2	(2)	-
Financial assets at fair value through profit and loss	2	6	8
Trade and other payables	347	(14)	333
Defined benefit plans	78	31	109
Provisions	50	84	134
Taxes payable	32	17	49
Other	24	(1)	23
Deferred tax asset	686	55	741

Property, plant and equipment	(623)	(87)	(710)
Intangible assets	(237)	8	(229)
Trade and other receivables	(177)	(89)	(266)
Financial assets at fair value through profit and loss	-	(49)	(49)
Other	(26)	(1)	(27)
Deferred tax liabilities	(1,063)	(218)	(1,281)

Deferred tax assets and liabilities are offset in the following cases: a) when there is a legally enforceable right to offset tax assets and liabilities; and b) when deferred income tax charges are associated with the same fiscal authority. The following amounts, determined after their adequate offset, are disclosed in the statement of financial position:

	12.31.2016	12.31.2015
Deferred tax asset	1,232	52
Deferred tax liabilities	(3,796)	(592)
Net deferred tax liabilities	(2,564)	(540)

The breakdown of income tax charge is:

	12.31.2016	12.31.2015	12.31.2014
Current tax	1,124	370	40
Deferred tax	(2,057)	163	35
Other comprehensive (loss) income	(15)	-	-
Difference in the estimate of previous fiscal year income tax and the income return	(5)	-	(2)
Minimum notional tax	(145)	54	27
Total income tax	(1,098)	587	100

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the income before taxes:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 14: (Continuation)

	12.31.2016	12.31.2015	12.31.2014
Profit before tax	(1,350)	4,436	630
Current tax rate	35%	35%	35%
Result at the tax rate	(473)	1,553	221

Share of profit of Joint Ventures and associates	(39)	-	(11)
Reserve for directors’ options	-	-	2
Non-taxable results	(744)	(1,045)	(419)
Non-deductible provisions	123	12	8
Losses due to translation of financial statements	54	-	-
Other	132	(2)	(1)
Subtotal	(947)	518	(200)
Minimun notional income tax credit	(145)	54	27
Difference in the estimate of previous fiscal year income tax and the income tax statement	13	45	(12)
Tax loss-carryforwards not previously recognized	17	(282)	(52)
Deferred tax assets not recognized	(36)	252	337
Total income tax (gain) expense	(1,098)	587	100

As of December 31, 2016 and 2015 consolidated accumulated tax losses amount to $ 4,283 million and $ 1,750 million, respectively, which may be offset, pursuant to the applicable tax laws, with tax profits corresponding to future fiscal years based on the following breakdown:

		Amount to 35%
Fiscal year generation	Fiscal year prescription	12.31.2016	12.31.2015

2011	2016	-	24
2012	2017	37	37
2013	2018	115	121
2014	2019	153	154
2015	2020	252	277
2016	2021	942	-
		1,499	613
Unrecognized deferred assets		(557)	(581)
Recognized Tax loss-carryforwards		942	32

Due to the uncertainty on whether future tax income may or may not absorb all deferred tax assets, as of December 31, 2016 and 2015 the Company and some subsidiaries have not recorded deferred assets resulting from tax-loss carry-forwards accrued for a total amount of $ 557 million and $ 581 million, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 15: Trade and Other receivables

Non Current	Note	12.31.2016	12.31.2015

CAMMESA Consolidated Receivable Res. SE Nº 406/03 Inc. c)	2	1,702	629
Additional Remuneration Trusts Res. No. 95/13	2	584	260
Receivable for refining and distribution		6	-
Trade receivables, net		2,292	889

Tax credits		533	517
Allowance for tax credits		(105)	(260)
Related parties	40	740	7
Prepaid expenses		26	2
Financial credit		44	73
Guarantee deposits		80	1
Contractual credits in Ecuador	47	850	-
Other		9	-
Other receivables, net		2,177	340

Total non current		4,469	1,229

Current

Receivables from energy distribution (1)		4,138	1,020
Receivables from MAT		311	83
CAMMESA		1,501	1,279
Res. No. 406/03 Inc. c) CAMMESA consolidated receivables	2	27	10
Maintenance remuneration	2	492	79
Receivables from oil and gas sales		1,038	167
Receivables from refinery and distribution		949	-
Receivables from petrochemistry		744	-
Related parties	40	108	7
Other		25	30
Allowance for doubtful accounts		(429)	(88)
Trade receivables, net		8,904	2,587

(1)    As of December 31, 2016, the billing was affected by the effects of the provisional remedies detailed in Note 2.3.1.8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 15: (Continuation)

	Note	12.31.2016	12.31.2015

Tax credits		415	443
Advances to suppliers		24	51
Advances to employees		17	2
Related parties	40	98	15
Prepaid expenses		121	41
Receivables for non-electrical activities		143	66
Financial credit		126	75
Credit for sale of interests in subsidiaries and financial instruments	38	1,263	-
Guarantee deposits		941	278
Credit with FOCEDE		-	50
Natural Gas Surplus Injection Promotion Program		1,582	452
Credit from income recognition on account of the RTI- SE Res. 32/15		-	651
Expenses to be recovered		314	7
Receivables from arbitral proceedings		-	190
Other		343	22
Allowance for other receivables		(147)	(54)
Other receivables, net		5,240	2,289

Total current		14,144	4,876

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 15: (Continuation)

Book value of current trade and other financial receivables is similar to their fair value due to their short-term maturity.

Trade receivables and other long-term financial other receivables are measured at amortized cost, which does not differ materially from its fair value.

At December 31, 2016 and 2015, trade receivables that were past due amounted to $ 2.766 million and $ 542 million, respectively, which were due and net for an allowance for doubtful accounts of $ 429 million, and $ 88 million respectively. The ageing analysis of these trade receivables is as follows:

	12.31.2016	12.31.2015
Less than three months	2,432	223
Three to six months	135	44
Six to nine months	37	54
From nine to twelve months	161	219
Up to twelve months	1	2
Total expired trade receivables	2,766	542

The movements in the allowance for the impairment of trade receivables are as follows:

	12.31.2016	12.31.2015
At the beginning	88	91
Increase for subsidiries acquisition	142	-
Allowance for impairment	252	26
Decreases	(30)	(28)
Reversal of unused amounts	(23)	(1)
At the end of the year	429	88

As of the date of these financial statements, the maximum exposure to credit risk corresponds to the carrying amount of each class of receivables.

On the basis of the change in an assumption, while holding all other assumptions constant, a 5% increase / decrease in the estimated trade receivables’ uncollectibility rate would result in $ 21 million decrease / increase in fiscal year’s results.

The movements in the allowance for the impairment of other receivables are as follows:

	12.31.2016	12.31.2015
At the beginning	314	147
Increase for subsidiries acquisition	81	-
Allowance for impairment	49	170
Decreases	(9)	(3)
Reversal of unused amounts	(180)	-
Decreases due to deconsolidation	(3)	-
At the end of the year	252	314

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 16: INVENTORIES

	12.31.2016	12.31.2015

Materials and spare parts	1,336	209
Advances to suppliers	103	16
In process and finished products	1,496	-
Stock of crude oil	425	-
	3,360	225

NOTE 17: CASH AND CASH EQUIVALENTS

	12.31.2016	12.31.2015
Cash	16	7
Banks	1,305	416
Checks to be deposit	3	-
Investment funds	61	94
Time deposits	36	-
	1,421	517

NOTE 18: SHARE CAPITAL

As of December 31, 2014, the Company´s share capital consisted of 1,314,310,895 common shares in book-entry form with a face value of  $ 1 each and each granting the right to one vote.

On December 1, 2015, due to the exercise of all stock options granted to executives in consideration for the Opportunities Assignment Agreement, the Company issued 381,548,564 new ordinary shares (see Note 50).

Consequently, as of December 31, 2015, the Company’s share capital consists of 1,695,859,459 common shares in book-entry form with a face value of $ 1 each and each granting the right to one vote.

As a result of the Cash Mandatory Tender Offer and the Voluntary Exchange of Shares (Note 36), the Company issued 140,635,231 common shares in book-entry form with a face value of $ 1 each and each granting the right to one vote, the Company’s outstanding shares as at November 23, 2016 thus amounting to 1,836,494,690.

Pursuant to the Prior Merger Commitment (the “PMC”) approved by the Boards of Directors of Pampa Energía, Petrobras, PEISA and Albares on December 23, 2016 (Note 37) and based on the indicated exchange ratio, the Company will issue 101,873,741 common shares with a face value of $ 1 each and each granting the right to one vote; consequently, after the perfection of the merger through absorption, the Company's capital stock will amount to 1,938,368,431 common shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 18: (continuation)

Publicly traded shares

The Company’s shares are listed for trading on Buenos Aires Stock Exchange, forming part of the Merval Index.

Also, on August 5, 2009, the SEC authorized the Company for the registration of ADSs representing 25 common shares each. On October 9, 2009, the Company started to market its ADSs on the NYSE.

The listing of the ADSs with the NYSE is part of the Company’s strategic plan to increase its liquidity and the volume of its shares.

NOTE 19: TRADE AND OTHER PAYABLES

Non Current	Note	12.31.2016	12.31.2015

Customer contributions		98	106
Funding contributions for substations		52	52
Customer guarantees		83	67
Trade payables		233	225

ENRE Penalties and discounts		3,477	1,004
Loans (mutuums) with CAMMESA		1,347	1,100
Compensation agreements		-	82
Liability with FOTAE		173	156
Payment agreement with ENRE		106	132
Other payables		5,103	2,474

Total non current		5,336	2,699

Current

Suppliers		5,705	2,472
CAMMESA (1)		5,470	3,360
Customer contributions		137	148
Discounts to customers		37	126
Funding contributions substations		22	24
Customer advances (1)		293	33
Customer guarantees		15	1
Related parties	40	181	2
Other		6	5
Trade payables		11,866	6,171

ENRE Penalties and discounts		56	63
Related parties	40	14	125
Advances for works to be executed		14	31
Compensation agreements		708	192
Payment agreements with ENRE		60	54
Other creditors		55	-
Other		94	3
Other payables		1,001	468

Total current		12,867	6,639

(1)       As of December 31, 2016, the billing was affected by the effects of the provisional remedies detailed in Note 2.3.1.8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 19: (Continuation)

The fair values of non-current customer contributions as of December 31, 2016 and 2015 amount to $ 131.7 million and $ 127.1 million, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a market rate for this type of transactions. This fair value is classified as level 3.

The book value of other non-current financial debt is measured at amortized cost, which does not differ significantly from its fair value.

The book value of the compensation agreements approximates their fair value given the valuation characteristics.

The book value of other financial liabilities included in trade and other payables approximates their fair value.

NOTE 20: BORROWINGS

Non Current	Note	12.31.2016	12.31.2015

Financial borrowings		691	717
Corporate bonds		12,158	4,480
CAMMESA financing		2,421	1,454
Related parties	40	16	34
		15,286	6,685

Current

Bank overdrafts		846	1
Financial borrowings		7,539	82
Corporate bonds		2,246	1,048
CAMMESA financing		34	10
Related parties	40	21	167
		10,686	1,308

The maturities of the Company’s borrowings (excluding finance lease liabilities) and its exposure to interest rates are as follow:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

Fixed rate	12.31.2016	12.31.2015

Less than one year	5,335	498
One to two years	536	533
Two to five years	580	508
Up to five years	10,583	2,180
	17,034	3,719

Floating rates

Less than one year	4,918	646
One to two years	207	819
Two to five years	3,162	2,618
	8,287	4,083

Non interest accrues

Less than one year	433	164
One to two years	(5)	(14)
Two to five years	223	41
	651	191

The movements in the borrowings are as follows:

	12.31.2016	12.31.2015
At the beginning	7,993	4,571
Proceeds from borrowings	18,367	4,793
Payment of borrowings	(6,813)	(2,281)
Accrued interest	2,715	770
Payment of borrowings' interests	(1,519)	(733)
Net foreign currency exchange difference	1,761	1,118
Increase for subsidiries acquisition	7,434	-
Costs capitalized in property, plant and equipment	244	280
Decrease through shares of subsidiaries (1)	(1,179)	-
Decrease through offsetting with the delivery of shares of subsidiaries (2)	(1,951)	-
Decrease through offsetting with trade receivables	(242)	(708)
Decrease through offsetting with the delivery of rights over arbitral actions	-	308
Repurchase and redemption of corporate bonds	(893)	(121)
Other financial results	55	(4)
At the end of the year	25,972	7,993

(1)         Corresponding to US$ 77.4 million related to EMES financing.

(2)         Corresponding to US$ 123 million (comprised of US$ 120 million of principal plus US$ 3 million of interests) related to YPF financing.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

As of December 31, 2016 and 2015, the fair values of the Company’s non-current borrowings (Corporate Bonds) amount approximately to $ 14,108 million and $ 5,159 million, respectively. Such values were calculated on the basis of the determined market price of the Company’s corporate notes at the end of each year (fair value level 1 and 2).

The carrying amounts of short-term borrowings approximate their fair value due to their short-term maturity.

Financial borrowings and CAMMESA financing approximate their fair value as they are subjected to a variable rate.

The other long-term borrowing were measured at amortized cost, which does not differ significantly from its fair value.

During the years ended December 31, 2016 and 2015, the Company and its subsidiaries acquired and/or redeem its own corporate bonds or corporate bonds of various subsidiaries at their respective market value for a total face value of US$ 15.1 million and US$ 13.8 million, respectively. Due to these debt-repurchase and/or redemptions, the Company and its subsidiaries recorded a loss of $ 4 million and gain of $ 10 million in the year ended December 31, 2016 and 2015, respectively, disclosed under the line “Result from repurchase of corporate bonds” within Other financial results.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

Detail of loans as of December 31, 2016

Type of instrument	Company	Currency	Residual value	Amount repurchased	Interest	Rate	Expiration	Book value

Corporate bonds:

CB at Par	EASA	USD	4	2	Fixed	5%	12/16/2017	27
CB Descuento	EASA	USD	130	130	Fixed	9%	12/16/2021	-
2022 CB	Edenor	USD	172	-	Fixed	10%	10/25/2022	2,823
2017 CB	Edenor	USD	15	15	Fixed	11%	10/9/2017	-
Class 7 CB	CTG	ARS	173	-	Variable	Badlar + 3.5%	2/12/2018	179
Class 8 CB	CTG	USD	1	-	Fixed	7%	8/12/2020	22
Class 3 CB	CTLL (1)	ARS	51	-	Variable	Badlar + 5%	10/30/2017	53
Class 4 CB	CTLL	USD	30	-	Fixed	6%	10/30/2020	543
Class C CB	CTLL (1)	ARS	258	-	Fixed/Vble.	Badlar + 4.5% and 27.75%	5/6/2017	267
Class E CB	CTLL	ARS	575	-	Variable	Badlar	11/13/2020	589
Class A CB	CTLL	ARS	282	-	Variable	Badlar	10/5/2018	297
Class II CB	PEPASA	ARS	525	-	Variable	Badlar	6/6/2017	532
Class VII CB	PEPASA (1)	ARS	310	-	Variable	Badlar + 5%	8/3/2017	322
Class VIII CB	PEPASA	ARS	403	-	Variable	Badlar + 4%	6/22/2017	402
STV 14	PEPASA (1)	ARS	296	-	Variable	Badlar + 5.9%	4/14/2017	311
T Series CB	PAMPA	USD	500	-	Fixed	7%	7/21/2023	8,074
								14,441
Regulatory:

CAMMESA 2014 Agreement	CTLL	ARS	736	-	Variable	CAMMESA	(3)	1,154
CAMMESA Mapro	CTLL	ARS	337	-	Variable	CAMMESA	(2)	102
CAMMESA Mapro	CPB	ARS	1,211	-	Variable	CAMMESA	(2)	1,199
								2,455
Syndicated Lons:

	PAMPA (1)	ARS	993	-	Fixed	27.5%	7/26/2017	999
	PAMPA (1)	ARS	963	-	Variable	Badcor + 3%	7/26/2017	970
	PAMPA (1)	USD	141	-	Variable	Libor + 7%	7/26/2017	2,236
	PAMPA (1)	ARS	142	-	Fixed	30.0%	2/26/2019	142
								4,347
Financial loans:

	PEPASA	USD	153	-	Fixed	Between 5% and 8%	Aug-2017 to Feb-2018	2,436
	PAMPA	USD	25	-	Fixed	Between 2.9% and 7.5%	Apr-2017 to Dec-2017	398
	CTLL	USD	15	-	Variable	Libor + 4.5%	09/26/2018	239
	CTLL	USD	19	-	Fixed	7.7%	6/30/2018	305
	CTLL	ARS	500	-	Fixed	20.0%	11/11/2017	505
								3,883
Bank overdrafts:

	PAMPA	ARS						846

								25,972

(1)         As of the date of issuance of these financial statements, they are canceled.

(2)         Corresponds to the mutual contracts entered into with CAMMESA to finance major maintenance works related to the different generation units approved by the SE. The financing will be amortized in 36 monthly and consecutive installments as from the completion of the works, this term could be extended by 12 months. Maintenance Remuneration will be used to cancel the financing granted. As a result of the entry into force of the new remuneration scheme (Resolution SE No. 19-E /17), the Maintenance Remuneration was discontinued and it was defined that the balance of the financing will be repayable through the discount of US $ 1 / MWh for the energy generated until its total cancellation.

(3)         On December 1, 2014, CTLL and CAMMESA signed a Financing and Assignment of Loan Agreement in order to finance the works of the 2014 Agreement Project (see Note 46.3). The financing will be canceled, at CTLL option, through a payment in cash or through offsetting with CAMMESA receivables of the Company and other subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

Financing for the acquisition of Petrobras’ capital stock (the “Transaction”)

A summary of the financing obtained by the Company to pay the purchase price of its indirect controlling interest in Petrobras is detailed below:

	Note	US$ millions
Cash of the Company		168
EMES		10
20% deposit upon signing of the Purchase Agreement		178
Syndicated loan		271
Funds obtained from the sale of TGS	38	161
YPF Financing		140
Cash of the Company		107
EMES		40
80% paid at the closing of the Transaction		719
Total price of the Transaction at closing		897
Price adjustment		3
Total price paid of the Transaction		900

Syndicated Loan

On July 26, 2016, the Company entered into a syndicated loan agreement with Citigroup Global Markets Inc.; Deutsche Bank AG, London Branch, and domestic and foreign financial entities (the “Syndicated Loan”). Under the Syndicated Loan, the Company was granted a credit facility for an initial equivalent amount of U$S 750 million to finance the Transaction. The Syndicated Loan was later reduced to an equivalent amount of U$S 600 million following Pampa’s use of US$ 161 million of proceeds from the sale of its indirect interests in TGS to fund a portion of the purchase price for the Transaction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

On July 27, 2016, U$S 271 million were disbursed to finance part of the Transaction’s purchase price (the “Dollar-denominated Acquisition Tranche”), leaving an equivalent amount of U$S 329 million available, consisting of a dollar-denominated loan (the “Dollar-denominated Offer Tranche”) and a peso-denominated loan (the “Peso-denominated Offer Tranche” and, together with the Dollar-denominated Offer Tranche, the “Tender Offer Loans”). The proceeds from the Dollar-denominated Acquisition Tranche have been used by the Company solely to partially finance the acquisition of all PPSL’s outstanding shares. The proceeds from the Tender Offer Loans were used by the Company exclusively for the following purposes: (i) to finance the Mandatory Tender Offer, and (ii) to pay all expenses to be incurred in connection with the Mandatory Cash Tender Offer (the “Offer Funding Requirements”). In order to finance the Mandatory Tender Offer, on November 22, 2016, the Company received a disbursement for all of the funds committed under the Peso-denominated Offer Tranche in the amount of $ 2,956 million and reduced to zero the commitments under the Dollar-denominated Offer Tranche.

Interest on the Dollar-denominated Acquisition Tranche was cancelled quarterly in arrears, and accrued at a rate equal to three-month LIBOR (which will under no circumstances be less than 0% per annum) plus a margin of 7.00% during months 0 to 6 following May 12, 2016 and 7.25% during month 7 until its final cancellation in January 2017, and (the “Applicable Margin”). Interest on the Peso-denominated Offer Tranche was accrued at the Badcor Rate (as defined below) plus the annual 3% and 27.5% Applicable Margin on capital of $ 1,456 million and $ 1,500 million, respectively and was canceled monthly. The “Badcor Rate” under the Syndicated Loan means the Buenos Aires wholesale deposits rate as adjusted (as described in the Bank Syndicated Loan) by the cash reserve percentage required for financial institutions in connection with 30 days’ term deposits made by clients, the annual nominal interest rate granted by the Central Bank, and the Argentine sales tax.

The syndicated loan was guaranteed until its cancellation with a pledge in first degree of privilege over the direct or indirect participation of the Company in PPSL and Petrobras, and after the sale of certain assets to YPF, over the participation in IEASA.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

On December 7, 2016, January 18 and January 26, 2017 the Company repaid US$ 130 million, US$ 70 million and US$ 71 million of the Dollar-denominated Acquisition Tranche, respectively. Thus, as of January 26, 2017, the Company had wholly canceled the Dollar-denominated Acquisition Tranche.

On December 7, 2016, the Company repaid $ 1,000 million of the Peso-denominated Offer Tranche. Subsequently, the Company made several cancellations during January and February, 2017, and wholly canceled the Peso-denominated Offer Tranche.

Therefore, as of the issuance of these financial statements, the Company has wholly canceled the syndicated loan.

EMES Financing

On May 11, 2016, Emes Energía Argentina LLC (“EMES”), an investment vehicle with the participation of the main officers of the Company and other international investors, entered into an agreement pursuant to which EMES granted a loan in the amount of U$S 50 million (the “EMES Financing”) to the Company, which was used to partially pay the purchase price to the seller under the Share Purchase Agreement.

Before the expiration of the Exchange Offer or the merger between the Company and Petrobras, the Company would have to cancel the total amount owed under the EMES Loan, and EMES would have to accept the delivery of part of the acquired PPSL Credit equivalent to the amount resulting from assessing the market value of the number of Petrobras’ ADRs which, if participating in the Exchange Offer or merger, would entitle EMES to receive the number of ADRs from the Company resulting from dividing the loan principal by the average market price per ADR of the Company at the NYSE on the 30 business days before the Share Purchase Agreement execution date.

The execution of the EMES Financing was a condition precedent requested by the Syndicated Loan's creditors. The EMES Financing was approved by the Audit Committee and the Company's Board of Directors and is in full compliance with Argentine laws and regulations.

On October 25, the Company and EMES agreed to cancel the loan with the partial assignment of the principal of the PPSL credit for an amount of U$S 77.4. On November 1, 2016, PPSL canceled its debt with EMES through the delivery of 11,090,286 Petrobras’ ADRs.

YPF Financing

On May 13, 2016, the Company executed a credit agreement with YPF under which YPF undertook to grant a loan to the Company in the amount of U$S 140 million, which were destined by the Company to partially finance the Transaction as described above.

To guarantee the performance of its obligations under this financing, the Company granted a pledge on PEPASA’s shares held by it, which represent approximately 49% of PEPASA’s capital stock and voting rights.

On October 14, 2016, the Company pre-paid US$ 20 million of the YPF Financing.

As of December 31, 2016, the outstanding balance of the loan was offset with the receivable for the price balance owed by YPF to Petrobras under the agreements for the transfer of 33.33% of all rights and obligations over the Neuquén River concession and all of the rights and obligations which represents 80% interest over the Aguada de la Arena consortium.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

Issuance of bonds up to USD 500 million

On July 6, 2016 Petrobras offered Subscription of Series T Notes, for an amount of up to US $ 500 million, or its equivalent in other currencies, to be issued under the existing Global Program Notes, authorized by Resolution No. 17,162 of the CNV, by publishing the relevant Pricing Supplement in the CNV, BCBA and the MAE.

That same day, the Company made the offer to purchase for cash all Series S Notes outstanding, setting July 19, 2016 as the first deadline for the offer and the end date on August 2, 2016.

On July 14, 2016 the Company completed the issuance and placement of Series T Notes, for a total amount of USD 500 million, at a fixed rate of 7.375%, maturing on July 21, 2023.

Proceeds from the issue of corporate bonds were used to refinance liabilities, increase working capital, make capital expenditures in fixed assets in Argentina or capital contributions to affiliates, with application of the funds for the above mentioned purposes.

Series T corporate bonds include cross default provisions whereby the Trustee, as instructed by the bondholders representing at least 25% of the related outstanding principal, may declare all amounts owed due and payable if any debt of the Company or its significant subsidiaries is accelerated or not paid when due, provided that those due and unpaid amounts exceed USD 40 million upon those maturities and that the default has not been defeated or cured within the legal and/or contractual terms that may be applicable. As of the date of these financial statements, the Company has complied with all terms and conditions related to its financial indebtedness.

Regarding Class S Corporate Bonds, in November 2016, Petrobras completed the Tender Offer for a nominal value of USD 209 million and the Early Redemption (Optional Redemption) for a nominal value of USD 91 million, thus fully paying off such debt, thus fulfilling the precedent condition for the closing of the acquisition of PPSL . The total amount paid by Petrobras totaled US $ 316 million.

As of the issuance of these Consolidated Financial Statements, the Company is in compliance with the covenants provided for in this loan.

TGS Financing

On October 6, 2011, TGS granted the Company a borrowing/financing amounting to US$ 26 million to make the payment necessary to acquire the rights to control, suspend and waive Enron Creditors Recovery Corp. and Ponderosa Assets LLP against the Republic of Argentina before the International Centre for Settlement of Investment Disputes of the World Bank (”CIADI”) (the “Arbitration Proceeding”) pursuant to the Call Option Agreement entered into between the Company, Inversiones Argentina II and GEB Corp. (the “ICSID Contract”).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

After several postponements and ammendments, the parties agreed that the financing will be paid at maturity or in advance through the full and unconditional assignment to TGS of all PESA’s rights and obligations under the ICSID Agreement in case, on or before the maturity date: (a) TGS has received a 20% increase on its tariff chart and that increase remains effective pursuant to the Transitory Agreement approved by Order No. 1918/09 of the National Executive Branch, or (b) the following has been granted to TGS and remains effective: (x) the tariff adjustment set forth in the Agreement initialized by TGS and approved by its Board of Directors on October 5, 2011, or (y) any other compensatory system implemented through any tariff review system or mechanism hereinafter replacing those currently in force under Economic Emergency Law No. 25,561 of the Republic of Argentina and having an equivalent economic effect on TGS.

During September 2015, the condition stipulated in the loan agreement granted by TGS has been met, which required its compulsory cancellation through the full and unconditional assignment of all the ownership rights and liabilities held by the Company under the Arbitration Proceeding.

On October 7, 2015, all rights under the Arbitration Proceeding were assigned to a trust formed abroad to TGS and consequently, on that date the effects of the transaction were recognized according to the following breakdown:

Loan principal balance	244
Interest and taxes	80
Total TGS loan	324

Rights over arbitration proceedings	(109)
Gain from discharge / cancellation of TGS loan	215

NOTE 21: DEFERRED REVENUE

	12.31.2016	12.31.2015

Non current	200	154
Costumer contributions not subject to repayment	200	154

Costumer contributions not subject to repayment	1	1
	1	1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 22: SALARIES AND SOCIAL SECURITY PAYABLE

Non current	12.31.2016	12.31.2015

Seniority - based bonus	89	74
Early retirements payable	5	6
	94	80

Current

Salaries and social security contributions	419	232
Provision for vacations	617	354
Provision for gratifications and annual bonus for efficiency	705	296
Early retirements payable	4	5
	1,745	887

NOTE 23: INCOME TAX AND MINIMUM PRESUME TAX LIABILITY

Non current	12.31.2016	12.31.2015

Income tax, net of witholdings and advances	837	103
Minimum notional income tax, net of witholdings and advances	97	169
	934	272

Current

Income tax, net of witholdings and advances	1,451	92
Minimum notional income tax, net of witholdings and advances	3	47
	1,454	139

NOTE 24: DEFINED BENEFITS PLANS

The main characteristics of benefit plans granted to Company employees are detailed below.

a)       Indemnity plan: Benefit plan whereby Company employees meeting certain conditions are eligible to receive upon retirement a certain number of salaries according to the provisions of the plan.

b)       Compensatory plan: Benefit plan whereby Company employees meeting certain conditions are eligible to receive upon retirement a certain amount according to the provisions of the plan (based on the last computable salary and the number of years working for the Company) after deducting the benefits from the pension system. This plan requires the Company to make contributions to a fund. The plan calls for a contribution to a fund exclusively by the Company and without any contribution by the employees. The assets of the fund are contributed to a trust fund and invested in US dollar-denominated money market instruments in order to preserve the accumulated capital and obtain a return in line with a moderate risk profile. In addition, although there is no target asset allocation for the following years, funds are mainly invested in US government bonds, commercial papers rated A1 or P1, AAAm-rated mutual funds and time deposits in banks rated A+ or higher in the United States of America, in accordance with the Trust Agreement dated on March 27, 2002 entered with The Bank of New York Mellon, duly amended by the Permitted Investment Letter dated on September 14, 2006. The Bank of New York Mellon is the trustee and Willis Towers Watson is the managing agent. In case there is an excess (duly certified by an independent actuary) of the funds to be used to settle the benefits granted by the plan, the Company will be entitled to choice to use it, in which case it may have to notify the trustee thereof.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 24: (Continuation)

c)       Collective agreements: Benefit plan whereby Company employees covered by certain collective bargaining agreements and meeting certain conditions are eligible to receive upon retirement or disability a certain number of salaries according to the provisions of the plan.

 As of December 31, 2016 and 2015, the most relevant actuarial information corresponding to the described benefit plans is the following:

	12.31.2016			12.31.2015	12.31.2014
	Present value of the obligation	Present value of assets	Net liability at the end of the year	Present value of the obligation	Present value of the obligation
Liabilities at the beginning	310	-	310	223	145
Items classified in profit or loss
Current services cost	42	-	42	36	15
Cost for interest	208	(13)	195	86	56
Items classified in other comprehensive income					-
Actuarial losses (gains)	73	5	78	1	25
Benefit payments	(76)	2	(74)	(36)	(18)
Increase for subsidiries acquisition	631	(147)	484	-	-
Contributions paid	-	(2)	(2)	-	-
At the end	1,188	(155)	1,033	310	223

As of December 31, 2016, net liability by type of plan, is as follows: a) $ 157 million corresponding to Indemnity plan; b) $ 270 million corresponding to Compensatory plan and c) $ 606 million corresponding to Collective agreements. As of December 31, 2015, total net liability corresponds to Collective agreements plans.

Estimated expected benefits payments for the next ten years are shown below. The amounts in the table represent the undiscounted cash flows and therefore do not reconcile to the obligations recorded at the end of the year.

12.31.2016
Less than one year	112
One to two years	89
Two to three years	69
Three to four years	82
Four to five years	95
Six to ten years	472

Principal actuarial assumptions used were as follows:

	12.31.2016	12.31.2015	12.31.2014
Discount rate	5%	6%	6%
Salaries increase	1%	2%	2%
Average inflation	21%	32%	32%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 24: (Continuation)

The following information shows the effect of a variation in the discount rate and salaries increase on the obligation amount:

12.31.2016
Discount rate: 4%
Obligation	1,299
Variation	111
11%

Discount rate: 6%
Obligation	1,091
Variation	(97)
(9%)

Salaries increase: 0%
Obligation	1,115
Variation	(73)
(7%)

Salaries increase: 2%
Obligation	1,267
Variation	79
8%

The sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. Therefore, the presented analysis may not be representative of the actual change in the defined benefit obligation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 25: TAX LIABILITIES

Non current	12.31.2016	12.31.2015

Value added tax	287	107
Sales tax	9	4
Payment plans	10	15
Other	-	2
	306	128

Current

Value added tax	840	18
Municipal, provincial and national contributions	377	74
Personal assets tax provision	-	26
Payment plans	3	3
Municipal taxes	58	44
Tax withholdings to be deposited	381	281
Stamp tax payable	10	10
Royalties	165	13
Gasoil Tax	2	-
Extraordinary Canon	527	-
Water Fund	3	-
Sales tax	14	2
Other	12	2
	2,392	473

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 26: PROVISIONS

	Note	12.31.2016	12.31.2015
Non Current
Provisions for contingencies		3,977	264
Asset retirement obligation		1,719	49
Environmental remediation		174	-
Onerous contract (Ship or pay)	40 and 47	366	-
Other provisions		31	-
		6,267	313

Current
Provisions for contingencies		94	71
Asset retirement obligation		143	-
Environmental remediation		175	-
Onerous contract (Ship or pay)	40 and 47	394	-
		806	71

	12.31.2016
	For contingencies	Asset retirement obligation	For environmental remediation
Non Current
At the beginning of the year	264	49	-
Increases	399	526	99
Increase for subsidiries acquisition	3,330	1,147	111
Decreases	(10)	(3)	(36)
Reversal of unused amounts	(6)	-	-
At the end of the year	3,977	1,719	174

	12.31.2016
	For contingencies	Asset retirement obligation	For environmental remediation
Current
At the beginning of the year	71	-	-
Increases	73	103	111
Increase for subsidiries acquisition	3	63	124
Decreases	(53)	(23)	(60)
At the end of the year	94	143	175

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 26: (Continuation)

	12.31.2015
	For contingencies	Asset retirement obligation
Non Current
At the beginning of the year	117	3
Increases	149	46
Decreases	(2)	-
At the end of the year	264	49

12.31.2015
For contingencies
Current
At the beginning of the year	24
Increases	79
Decreases	(32)
At the end of the year	71

	12.31.2014
	For contingencies	Asset retirement obligation
Non Current
At the beginning of the year	90	2
Increases	38	1
Reclassifications	(4)	-
Reversal of unused amounts	(1)	-
Decreases	(6)	-
At the end of the year	117	3

12.31.2014
For contingencies
Current
At the beginning of the year	11
Increases	57
Reclassifications	4
Decreases	(48)
At the end of the year	24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 26: (Continuation)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 27: REVENUE

	12.31.2016	12.31.2015	12.31.2014

Sales of energy to the SPOT Market	2,411	1,050	936
Sales of energy for the Resolution No. 220/07	1,138	885	751
Energy plus sales	1,048	470	377
Sales of energy to MAT	1	2	88
Other sales	11	11	20
Generation subtotal	4,609	2,418	2,172

Energy sales (1)(2)	12,952	3,721	3,536
Right of use of poles	99	76	57
Connection and reconnection charges	19	5	5
Other sales	9	-	-
Distribution subtotal	13,079	3,802	3,598

Oil, Gas and liquid sales	6,620	848	290
Other sales	117	-	-
Oil and gas subtotal	6,737	848	290

Administrative services sales	50	37	40
Other sales	2	1	1
Holding and others subtotal	52	38	41

Refinery and distribution sales	4,364	-	-
Refinery and distribution subtotal	4,364	-	-

Petrochemicals sales	2,454	-	-
Petrochemicals subtotal	2,454	-	-
Total revenue	31,295	7,106	6,101

(1)       Includes revenue from the application of SE Resolution No. 347/12 for $ 1,347.8 million, $ 535.5 million and $ 508.1 million for the year ended December 31, 2016, 2015 and 2014, respectively.

(2)       As of December 31, 2016, includes the effects of the provisional remedies detailed in Note 2.3.1.8.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 28: COST OF SALES

	12.31.2016	12.31.2015	12.31.2014
Inventories at the beginning of the year	225	136	115

Plus: Charges for the year
Incorporation of inventories for acquisition of companies	3,072	-	-
Purchases of inventories, energy and gas	11,711	2,496	2,231
Salaries and social security charges	3,702	2,196	1,628
Benefits to the personnel	134	36	23
Accrual of defined benefit plans	137	97	59
Fees and compensation for services	1,831	586	755
Property, plant and equipment depreciations	2,814	641	401
Intangible assets amortization	39	29	29
Transport of energy	11	16	28
Consumption of materials	394	297	251
Penalties	2,377	260	245
Maintenance	440	128	85
Canons and Royalties	1,064	139	68
Rental and insurance	179	79	58
Surveillance and security	102	53	35
Taxes, rates and contributions	67	25	15
Communications	36	15	14
Water consumption	14	9	7
Other	147	25	14
Subtotal	28,271	7,127	5,946

Less: Inventories at the end of the year	(3,360)	(225)	(136)
Total cost of sales	25,136	7,038	5,925

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 29: SELLING EXPENSES

	12.31.2016	12.31.2015	12.31.2014
Salaries and social security charges	672	311	256
Benefits to the personnel	25	-	-
Accrual of defined benefit plans	15	12	7
Fees and compensation for services	530	333	265
Compensation agreements	157	74	19
Property, plant and equipment depreciations	94	35	19
Intangible assets amortizations	7	-	-
Taxes, rates and contributions	511	95	64
Communications	130	59	39
Penalties	182	24	18
Doubtful accounts	236	27	25
Surveillance and security	19	1	-
Transport	258	-	-
Maintenance	52	-	-
Other	64	2	1
Total selling expenses	2,952	973	713

NOTE 30: ADMINISTRATIVE EXPENSES

	12.31.2016	12.31.2015	12.31.2014
Salaries and social security charges	1,547	527	376
Benefits to the personnel	46	16	12
Accrual of defined benefit plans	85	13	7
Fees and compensation for services	1,230	294	221
Compensation agreements	236	101	26
Directors' and Syndicates' fees	65	44	22
Reserve for directors’ options	-	-	7
Property, plant and equipment depreciations	68	15	18
Consumption of materials	38	23	13
Maintenance	33	3	3
Transport and per diem	25	6	6
Rental and insurance	117	77	52
Surveillance and security	51	26	17
Taxes, rates and contributions	38	45	26
Communications	30	9	7
Advertising and promotion	29	1	-
Other	38	21	14
Total administrative expenses	3,676	1,221	827

NOTE 31: EXPLORATION EXPENSES

	12.31.2016	12.31.2015	12.31.2014
Geological and geophysical expenses	24	-	-
Decrease in abandoned and unproductive wells	111	3	22
	135	3	22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 32: OTHER OPERATING INCOME AND EXPENSES

Other operating income	Note	12.31.2016	12.31.2015	12.31.2014

Recovery of expenses		67	7	20
Recovery of doubtful accounts		29	1	51
Gain from cancellation of TGS Loan	20	-	215	-
Surplus Gas Injection Compensation		2,262	547	127
Commissions on municipal tax collections		21	15	12
Services to third parties		134	54	33
Profit for property, plant and equipment sale		49	-	6
Recovery of penalties		-	7	-
Dividends received		6	4	6
Onerous contract (Ship or pay)	40 and 47	150	-	-
Income recognition for arbitral proceedings		6	75	-
Reversal of contingencies provision		5	-	-
Recovery of tax on gross income		-	-	38
Other		125	16	19
Total other operating income		2,854	941	312

Other operating expenses
Provision for contingencies		(478)	(228)	(96)
Voluntary retirements - bonus		(35)	(43)	(25)
Decrease in property, plant and equipment		(51)	(6)	(2)
Indemnities		(27)	(12)	(8)
Allowance for uncollectible tax credits		(29)	(95)	(4)
Net expense for technical functions		(18)	(13)	(16)
Tax on bank transactions		(506)	(176)	(110)
Other expenses FOCEDE		(15)	(60)	(98)
Cost for services provided to third parties		(32)	(52)	(25)
Compensation agreements		(109)	(48)	(17)
Donations and contributions		(17)	(7)	(5)
Institutional relationships		(42)	(18)	(10)
Cease of operations in Medanito	44.8	(213)	-	-
Extraordinary Canon		(388)	-	-
Other		(293)	(11)	(19)
Total other operating expenses		(2,253)	(769)	(435)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 33: FINANCIAL RESULTS

Financial income	12.31.2016	12.31.2015	12.31.2014
Commercial interest	679	239	222
Financial interest	110	61	218
Other interest	104	31	-
Total financial income	893	331	440

Financial expenses
Commercial interest (1)	(1,024)	(194)	(461)
Fiscal interest	(76)	(75)	(51)
Financial interest	(3,083)	(937)	(508)
Other interest	(19)	(2)	(18)
Taxes and bank commissions	(36)	(33)	(30)
Penalties for early repayment of loans	-	-	(40)
Other financial expenses	(58)	(16)	(5)
Total financial expenses	(4,296)	(1,257)	(1,113)

Other financial results
Foreign currency exchange difference, net	(1,194)	(566)	(761)
Result from repurchase of Corporate Bonds	(4)	10	47
Changes in the fair value of financial instruments	1,163	2,271	908
Discounted value measurement	(72)	23	223
Asset retirement obligation	(54)	(19)	-
Other financial results	(2)	-	3
Total other financial results	(163)	1,719	420

Total financial results, net	(3,566)	793	(253)

(1) For the year ended December 31, 2015, net of the profit recorded due to the agreement between CAMMESA and Edenor instructed by SE Resolution No.32/15.

(2) Net of $ 419 million and $ 434 million capitalized in property, plant and equipment for the years ended December 31, 2016 and 2015, respectively.

NOTE 34: EARNING (LOSS) PER SHARE

a)    Basic

Basic earnings (loss) per share are calculated by dividing the result attributable to the Company’s equity interest holders by the weighted average of outstanding common shares during the year.

b)    Diluted

Diluted earnings (loss) per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares. According to what is mentioned in Note 50 as of December 31, 2014, the Company had a kind of dilutive potential common shares, which corresponded to share purchase options. As of December 31, 2015 they were converted into shares, therefore there were no longer other potential dilutive ordinary shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 34: (Continuation)

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

The calculation of diluted earnings (loss) per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earning (loss) per share equal to the basic. As of December 31, 2015, the diluted earnings per share is equal to basic.

	12.31.2016	12.31.2015	12.31.2014
(Loss) Earning attributable to the equity holders of the Company	(11)	3,065	743
Weighted average amount of outstanding shares	1,736	1,347	1,314
Basic earnings per share	(0.0063)	2.2760	0.5654

Earnings attributable to the equity holders of the Company	(11)	3,065	743
Charge for reserve for directors’ options	-	-	7
Earnings attributable to the equity holders of the Company	(11)	3,065	750

Weighted average amount of outstanding shares	1,736	1,347	1,314
Adjustments for stock options	-	-	161
Weighted average amount of outstanding shares for diluted profit per share	1,736	1,347	1,475
Diluted earnings per share	(0.0063)	2.2760	0.5082

As of December 31, 2016, the Company does not hold any significant potential dilutive shares, therefore there are no differences with the basic earnings (loss) per share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 35: ACQUISITION OF PETROBRÁS PARTICIPACIONES S.L.’S CAPITAL STOCK

On May 13, 2016, Petrobras Internacional Braspetro B.V. (“Petrobas Holland”), a subsidiary of Petróleo Brasileiro S.A. (“Petrobras Brazil”) and the Company executed a share purchase agreement for the acquisition by the Company of the whole capital stock of Petrobras Participaciones S.L. (“PPSL”), which holds 67.1933% of the capital stock and voting rights in Petrobras (respectively, the “Share Purchase Agreement” and the “Transaction”). The Share Purchase Agreement includes all supplementary documents and schedules executed at the closing of the Transaction, including, but not limited to, a Trademarks License Agreement and De-Branding Agreement, a Lubricant Purchase and Sale Agreement, a Lubricant Trademark License Agreement and a Technical and Technological Support Agreement, as well as certain transition agreements regarding Petrobras’ operating systems (the “Transitional Agreements”). As part of the Transaction and the purchase price, the Company acquired a Petrobras Holland credit with PPSL (the “PPSL Credit”) for an amount to U$S 80 million.

The closing of the Transaction was subject to the meeting of certain conditions precedent which are customary for this kind of transactions, such as the truthfulness and correctness of representations and warranties granted by the parties at the Transaction's closing date. Furthermore, the parties agreed that the closing of the Transaction would be subject to the condition precedent that Petrobras should repay the Series S Corporate Bonds for U$S 300 million maturing in 2017 issued under Petrobras’ Middle-Term Corporate Bonds Program for U$S 2,500 million (the “Petrobras' Bond”) and that the guarantee granted by Petrobras Brazil to secure the obligations under Petrobras' Bond should be released, all of which occurred by July 27, 2016.

Pursuant to the Share Purchase Agreement, the suggested Base Price for the purchase of the 67.1933% indirect interest in Petrobras and the PPSL Credit amounted to U$S 892 million, subject to the following adjustments stipulated in the Share Purchase Agreement: (i) a reduction in the Base Price on account of payments made or to be made by any of the companies which make up the acquired group (the “Acquired Group”) to Petrobras Brazil or its affiliates (for example, distributions or payment of dividends) from December 31, 2015 until the date of closing of the Transaction, or an increase in the Base Price based on investments made by any of these companies in the Acquired Group, (ii) a reduction in the Base Price for the costs incurred by the exercise of the partners’ preemptive rights under the Joint Operating Agreement for the “Aguaragüe” area, (iii) a reduction in the Base Price for the cost of the make-whole amount under the Petrobras' Bond, (iv) a reduction in the Base Price in case contingencies arise at the closing of the Transaction that should have been presented or provided for in the Acquired Group’s Financial Statements pursuant to generally accepted accounting principles (GAAP), (v) an increase in the Base Price on account of the application of a six-month LIBOR rate plus a 2% margin on 80% of the Base Price for the period comprised between the Share Purchase Agreement’s execution date and the closing of the Transaction, and (vi) an increase in the Base Price of any amount associated with operations in Peru. The Share Purchase Agreement stipulated that, provided no liabilities are realized within the next fifteen years as a consequence of certain contingencies detected in the purchase process, the Company will have to recognize and pay Petrobras Brazil a percentage over the difference between the estimated amount of the contingencies and the amount actually paid for them. The company estimated that there were no future contingent payments at the acquisition date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 35: (Continuation)

Furthermore, the Offered Price should be adjusted by an amount equivalent to PPSL's net assets as of the closing of the Transaction; that is, with PPSL’s existing cash as of that date minus debts with vendors held by the Company.

On July 27, 2016, the Transaction was closed upon the meeting of all conditions precedent it was subject to. The price paid by the Company to Petrobras Holland amounted to U$S 897.2 million according to the calculation of adjustments made by Petrobras Holland and agreed under the Share Purchase Agreement. The purchase price was allocated as follows: a) U$S 817.2 million, to 100% of the shares of PPSL, which in turn holds 1,356,791,556 shares of Petrobras; b) U$S 80 million, to the PPSL Credit.

On November 21, 2016, the parties agreed to certain adjustments to the final price of the Transaction, which was set at US $ 900.4 million.

Besides, the Company agreed that, once the closing of the Transaction had been perfected and subject to the approval by both Pampa Energía and Petrobras’ board of directors: (i) an affiliate of Petrobras Brazil would acquire 33.6% of all rights and obligations in the concession over the Neuquén River area and in the assets associated with such interest, and (ii) an affiliate of Petrobras Brazil would acquire 100% of the rights and obligations pursuant to the Operating Agreement entered into by Petrobras, Bolivia branch, and YPFB regarding the Colpa and Caranda areas in Bolivia. Additionally, and simultaneously with the execution of the Share Purchase Agreement, the Company agreed with YPF that the latter would acquire (y) 33.33% of all rights and obligations in the concession over the Neuquén River area, and (z) Petrobras’ interest in the Aguada de la Arena area (80%), the main purpose of which is shale. The transfer of the 80% interest in the Aguada de la Arena area was subject to the condition precedent that Petrobras’ partner in this area —holder of the remaining 20% interest— did not previously exercise its preemptive rights.

In this regard, on August 4, 2016, after the closing of the Transaction, Petrobras’ Board of Directors approved the transfer of the interests described above.

On October 14, 2016, the assignment to YPF of 33.33% of Petrobras’ interest in the “Río Neuquén” area concession for U$S 72 million and 100% of Petrobras’ interest in the “Aguada de la Arena” area concession (which represents an 80% interest in this area) for the amount of U$S 68 million were perfected.

On October 27, 2016, the 33.6% of Petrobras Argentina’s interest in the Río Neuquén area and the Operating Agreement for the Colpa and Caranda area were assigned to an affiliate of Petrobras Brazil, Petrobras Operaciones S.A. for an amount of U$S 72 million and a negative value of U$S 20 million respectively.

For the acquisition of the PPSL shares, the Company’s management has made an estimation of the fair value of the assets acquired and the liabilities assumed on as of July 27, 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 35: (Continuation)

The following table details the preliminary fair value of the transferred consideration, the estimated fair values of the acquired assets, the assumed liabilities and the non-controlling interest corresponding to PPSL’s acquisitions as at July 27, 2016:

	Purchase price allocation

Cash payment	13,362
Total consideration transferred	13,362

Investments in joint ventures	3,407	(a)
Investments in associates	777	(b)
Property, plant and equipment	21,801	(c)
Intangible assets	224	(d)
Financial assets at fair value through profit and loss	653
Financial assets at amortized cost	315
Trade and other receivables	7,256	(e)
Inventories	3,072
Cash and cash equivalents	4,384
Non current assets classified as held for sale	3,405
Trade and other payables	(4,324)
Borrowings	(7,434)
Salaries and social security payable	(383)
Defined benefit plans	(484)
Deferred tax liabilities	(4,096)
Taxes payables	(859)
Provisions	(5,793)	(f)
Liabilities associated with assets classified as held for sale	(240)
Income tax and minimum notional income tax provision	(1,444)
Non-controlling interest	(7,869)	(g)
Goodwill	994	(h)
Total purchase price allocation	13,362

(a)     Interests in joint businesses: in determining the fair value of Petrobras’ interest in CIESA, the Company used a Market-based Approach, applying the Comparable Transactions methodology. To such effect, the Company analyzed the sale of 25.5% of the indirect interest in TGS (through PEPCA, owner of a 10% equity interest in CIESA, and through other rightholding subsidiaries, as sole beneficiary of the trust holding a 40% equity interest in CIESA), perfected on July 27, 2016.

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35: (Continuation)

(b)     Interests in associates:

-          Interests in mixed companies in Venezuela: Petrobras is a party to the Contracts for Conversion into a Mixed Company entered into on August 7, 2006, as a participating company jointly with Corporación Venezolana de Petróleo S.A. and, in such capacity, is a class B shareholder of certain Mixed Companies in Venezuela (see Note 9). Since the acquisition of PPSL entailed a change in Petrobras’ indirect parent company, the written authorization by the Venezuelan Government required by section 6.3 of the timely executed Conversion Contracts should be obtained. Given that as of the date of the acquisition of PPSL, the authorizations regarding the change of indirect control by the Government of Venezuela were not obtained, and considering the fact that the contracts of mixed companies provide the mandatory transfer of the shares to said government for these cases, the Company has determined market value for its investment as of the date of acquisition is zero.

-          Other associates and other investments classified as financial asset at fair value through profit and loss: It includes interests in Refinor, Oldelval, TJSM and TMB. The valuation approach used to obtain their fair value was the Income-based approach through the Indirect Cash Flow method (net present value of expected future cash flows). The discount rates used were as follows: 10.1% for interests in Refinor and Oldelval, and 7.1% for interests in TJSM and TMB; all of them were estimated taking the Weighted Average Cost of Capital (“WAAC”) rate in U.S. dollars as a parameter.

(c)     Property, plant and equipment:

-          Mining Property: The Company has valued its interests in proven reserves (both developed and to be developed) and probable reserves in different acquired gas and oil production blocks according to the reserves reports drawn up by the Company. In all cases (with the exception of 66.9% of the Neuquén River area and 80% of the Aguada de la Arena block, which were classified as assets available for sale as at the acquisition date and valued at their net realizable value pursuant to IFRS 5) the approach used to determine the mining property's fair value was the income-based approach through the Indirect Cash Flow method. The projection period was determined based on the termination of the respective concession contracts. A 100% risk factor for proven reserves and a 50% risk factor for probable reserves have been considered. A 10.6% discount rate has been used, which was estimated taking the WACC rate in U.S. dollars as a parameter. The other main assumptions used to project cash flows were associated with volumes and productions costs, prices and investments, and were based on market participant assumptions.

-          Other Property, plant and equipment: Fair values of Property, Plant and Equipment of the Electricity Generation, Petrochemicals, Refining and Distribution and Holding segments have been determined mainly through the application of the cost-based approach, which consists of the replacement value of the item as adjusted by its loss of value resulting from physical impairment, and physical and economic obsolescence. In the cases where the value obtained through the application of the cost-based approach was higher than the discounted cash flow value, the latter was considered the fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 35: (Continuation)

(d)       Intangible Assets: The intangible asset identified and recognized in relation to Petrobras’ business corresponds to Commercial Relationships identified within the Refining and Distribution segment. The fair value of this intangible asset has been determined through the application of the income-based approach and the multi period excess earnings method.

Useful life was based on the amount and the moment on which the Company expects to derive economic benefits. It was assigned an average useful life of five years based, among other factors, on the contractual agreements, consumers’ behaviors and economic factors associated with the combined companies.

(e)     Acquired Receivables: The fair value of acquired trade and other receivables amounts to $ 7,256 million. The gross contractual amount of receivables is $ 8,352 million, out of which $ 295 million are not expected to be collected.

(f)     Contingent Liabilities: The Company has recorded $ 3,330 million to reflect the fair value of possible and probable tax, civil and labor contingencies as of the acquisition date. Petrobras is (whether directly or indirectly) involved in several legal, tax and labor proceedings in its ordinary course of business; their fair value was calculated considering the level of probability of cash outflows that would be required for each contingency, including the following: i) differences of interpretation with the Argentine Treasury regarding the following: a) the exemption from the Tax on Personal Assets in its capacity as Substitute Taxpayer for the shareholder PPSL (a company incorporated in Spain) on account of the application of the Double Taxation Treaty entered into with Spain; b) the Tariff heading used by the company for certain exported products; c) inaccurate customs declarations for certain spare parts to be used for the maintenance of production plants; ii) differences of interpretation with the Ecuadorian Treasury regarding the assessment of the reference price in the Income Tax and the Tax on Extraordinary Income; and iii) claims by contractors for the lack of payment of services associated with health, safety and environment.

(g)     Non-controlling interest in Petrobras: It has been measured based on the proportional interest over the fair value of net identifiable assets in the acquisition.

(h)    Goodwill: The recognized goodwill represents the excess of the purchase consideration transferred over the fair value of identifiable net assets acquired. The $ 994 million goodwill arising from the acquisition is attributable to the future synergies of the Company and Petrobras combined business (as described above) and assembled workforce. Goodwill is not amortized, but is rather assessed for impairment at least annually or more frequently whenever events or circumstances indicate that goodwill might be impaired. The Goodwill was allocated to the Oil and Gas segment to evaluate its impairment. Goodwill is not deductible for tax purposes.

The acquired business added to the Group revenues from sales for $ 12,357 million and net earnings for $ 1,124 million for the period comprised between July 27 and December 31, 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 35: (Continuation)

If the acquisition had taken place on January 1, 2016, the consolidated revenues from sales and the results for the year as of December 31, 2016 would have been $ 47,937 million and $ 420 million, respectively. The proforma information was calculated based on the Company and Petrobras’ results.

The Company has incurred in non-recurring expenses associated with the acquisition of PPSL, the Tender Offer and the Exchange Offer in the amount of $ 305 million during the fiscal year ended December 31, 2016, mainly corresponding to fees and advisory services included in Administrative Expenses in the Statement of Comprehensive Income (loss) and within the cash flow generated by operating activities in the Statement of Cash Flows.

As a result of the acquisition of PPSL, the Company paid $ 13,362 million, which net of cash and cash equivalent acquired of $ 4,384, results in a net cash flow of $ 8,978, which is disclosed in the line “Payment for companies’ acquisitions” in the statement of cash flow within investment activities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 36: MANDATORY TENDER OFFER AND VOLUNTARY PUBLIC OFFER FOR THE EXCHANGE OF PETROBRAS’ SHARES (“THE OFFERS”)

Pursuant to the provisions of Sections 87 and following ones of Capital Market Act No. 26,831 and Section II, Chapter II, Title III of the CNV provisions on mandatory tender offers on account of changes of control and acquisition of significant indirect interests, on May 20, 2016 the Company's Board of Directors resolved to make a tender offer for the acquisition of the 662,445,264 Petrobras’ shares held by the investing public, which represent 32.81% of the capital stock and voting rights in Petrobras (the “Cash Acquisition Offer”), subject to the Transaction Close and the approval of the Cash Acquisition Offer by the CNV and the SEC. Furthermore, the Board of Directors decided to launch a voluntary public offer for the exchange of Petrobras’ shares, (the “Exchange Offer”) subject to the same conditions applicable to the Cash Acquisition Offer to avoid a higher use of cash or greater financial indebtedness to meet the Cash Acquisition Offer.

Regarding these Offers, on May 20, 2016 the Company Board of Directors resolved as follows:

a) To fix the price of the Cash Acquisition Offer at U$S 0.6574 per Petrobras’ share, converted into pesos at the exchange rate for sales operations of Banco de la Nación Argentina on the Transaction closing date, subject to certain price adjustments stipulated in the Share Purchase Agreement. This price results from applying the Transaction base price to the price per Petrobras share payable under the Cash Acquisition Offer, that is, the price of U$S 892 million divided by the Petrobras’ whole capital stock owned by PPSL (1,356,791,556 shares);

b) To set the exchange ratio for the Exchange Offer based on the price per Petrobras’ share mentioned in (i): the weighted average price of the Company shares during the 5 days prior to the opening of the offers acceptance reception period divided by the price per Petrobras’ share fixed for the Cash Tender Offer; to such effect, the Shareholders Meeting resolving on the capital increase may delegate on the Board of Directors the determination of a +/- 10% adjustment on the Company share average price;

c) To approve the issuance of up to 320 million new ordinary shares of the Company (“The new shares of Pampa Energía”), which will be paid in kind through the transfer to the Company of Petrobras’ shares and/or American Depositary Receipts (ADRs) held by parties wishing to participate in the Exchange Offer, establishing that this increase will represent a maximum of 15.87% of Pampa’s capital stock after such increase.

On June 22, 2016, the Ordinary and Extraordinary General Meeting of Shareholders resolved to approve the capital increase necessary to perfect the Exchange Offer, the exchange ratio and the adjustment mechanism, as well as the suspension of preemptive rights, pursuant to Section 197 of the Companies’ Act, in the subscription of new shares to be issued as a result of the capital increase.

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36: (Continuation)

As previously mentioned, the Company offered to pay holders wishing to participate in the Mandatory Tender Offer under subsection a) below, based on an agreed acquisition price of U$S 897.2 million, a price of U$S 0.6612 per share which, converted into pesos at the exchange rate for sales operations of Banco de la Nación Argentina on the Transaction closing date, amounts to $ 10.0508 per Petrobras’ share.

On September 7, 2016, with the purpose of accelerating and facilitating the procedure before the regulatory body and moving forward in a way that will benefit both Petrobras and the Company’ shareholders, the Company’s Board of Directors decided to increase the price to be offered for Petrobras’ Shares under the Mandatory Tender Offer. Therefore, and subject to the approval of the corresponding regulatory body, the Company will offer to the shareholders of Petrobras a price per share equivalent to U$S 0.6825 which, converted into pesos at the official exchange rate at the Transaction's closing date, amounts to $ 10.3735.

The authorization to consummate the Offer was granted through an ordinance issued by the CNV’s Board of Directors on September 22, 2016 and Resolution No. 18,243 issued by the CNV on September 28, 2016 (approving the issuance of Pampa Shares). On October 3, 2016, the Company requested the SEC to expedite the effectiveness of the International Tender Offer, which was granted on October 6, 2016. The Tender Offer will remain open for a total term of 26 business days, starting on October 7, 2016 at 10:00 a.m. and finishing on November 14, 2016 at 3:00 p.m.

On November 22 and 23, 2016 the Cash Offer and the Exchange Offer were completed with the following results:

a)         In the domestic tranche, 365,532,273 Petrobras’ common shares were submitted, out of which 311,669,706 shares opted for the Cash Acquisition Offer at a price of $ 10.3735 per share, which entailed a $ 3,233.1 million disbursement; and 53,862,567 shares were exchanged for the Company’s common shares at a 0.5253 ratio, which entailed the issuance of 28,294,006 new Company common shares.

b)         In the international tranche, 21,388,145 Petrobras’ ADRs were submitted to the Exchange Offer and were exchanged for ADSs of the Company at a 0.2101 ratio, which entailed the issuance of 4,493,649 ADSs of the Company.

Following this capital increase, the Company’s outstanding shares amounted to 1,836,494,690. As a result of the Offers, the Company has increased its direct and indirect interests in Petrobras to 90.4%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 37: CORPORATE REORGANIZATION

On August 10, 2016, the Company and Petrobras’ Board of Directors resolved to instruct both managements to initiate all necessary tasks and procedures to merge Pampa Energía, as acquiring company, with Petrobras, as acquired company

Furthermore, the management of both companies has considered it appropriate that under such merger, two Petrobras’ subsidiaries should be incorporated as absorbed companies: PEISA (95% through a direct interest and 5% through an indirect interest) and Albares (jointly, the “Absorbed Companies”) as said incorporation will entail important benefits for Pampa Energía and all its corporate group, as it will allow for a higher operating efficiency, an optimized use of available resources, the leveraging of technical, administrative and financial structures, and the implementation of converging policies, strategies and goals. Furthermore, the high complementarity between the participating companies will be leveraged, thus reducing costs resulting from the duplication and overlapping of operating and administrative structures.

The merger will be effective as of November 1, 2016, date on which the transfer to the absorbing company of all the rights and obligations, assets and liabilities of the absorbed companies will become effective, all of which subject to the corresponding corporate approvals under the applicable law and the registration with the Public Registry of Commerce of the merger and the dissolution without liquidation of the absorbed companies.

The Absorbent and the Absorbed performed the necessary procedures before the applicable entities in order to obtain the authorizations, registrations and recordings necessary for the Company to operate as the continuing company in the merger. Notwithstanding that, in view of the need to request and obtain a large number of authorizations, registrations and recordings to be granted by several national, provincial and municipal entities and the impossibility to obtain such approvals on a simultaneous basis, the absorbed companies should exceptionally continue operating and performing certain activities on behalf and at the expense of the absorbing company with the sole purpose of not hindering their course of business until all authorizations, registrations and recordings were finally obtained.

This reorganization was perfected by means of a merger through absorption process, whereby Pampa Energía absorbed Petrobras, PEISA and Albares, which will be dissolved without liquidation subject to the stipulations of the PMC, the provisions of sections 82 to 87 of Companies Act No. 19,550 and its amending provisions, the CNV provisions, the BCBA Listing Rules and other provisions, the IGJ provisions and all other applicable legal and regulatory provisions.

Pursuant to the PMC approved by the Board of Directors of Pampa Energía, Petrobras, PEISA and Albares (the “Participating Companies”) on December 23, 2016, which was authorized by the CNV on January 13, 2017:

a)    each Petrobras’ minority shareholder will receive 0.5253 common shares of the Company with a face value of $1 each and each granting the right to one vote for each share it held before the merger.

b)    each minority holder of Petrobras’ ADRs will receive 0.2101 ADSs of the Company for each Petrobras’ ADR it held before the merger.

As regards PEISA and Albares, as Petrobras holds 100% of the capital stock of such companies, no capital stock increase will be necessary and, consequently, there will be no exchange ratio for the shares of these companies.

Once the exchange of shares is perfected, the Company will issue 101,873,741 common shares with a face value of $ 1 each and each granting the right to one vote and, after the merger through absorption is effected, the Company’s capital stock will be made up of 1,938,368,431 common shares.

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37: (Continuation)

On February 16, 2017, the Participating Companies’ Extraordinary General Meetings of Shareholders approved the merger of Pampa Energía —as acquiring company— with Petrobras, PEISA and Albares —as acquired companies— in agreement with the terms of the PMC.

Pursuant to the provisions of Chapter X of the CNV provisions, the Company has filed a merger authorization proceeding before this entity. As at the issuance of these financial statements, certain regulatory actions and CNV’s instruction for registration with the Public Registry of Commerce are pending.

NOTE 38: SALE AND SWAP OF PARTICIPATION IN TGS

After the expiration of the exclusivity period with Harz Energy for the sale of the indirect interest in TGS on June 27, 2016, the Company launched again the selling process to other interested parties.

On July 18, the Company executed an agreement with Grupo Inversor Petroquímica S.L. (members of the GIP Group, headed by the Sielecki family), WST S.A. and PCT L.L.C. (members of the Werthein group) (jointly, the “Purchasers”) for the sale of 25.5% indirect interest in TGS (through PEPCA, owner of a 10% equity interest in CIESA  and through other subsidiaries rightholders as the only beneficiary of the trust that owns 40% equity interest in CIESA, the “interest in TGS”) for a base price of U$S 241 million, subject to certain adjustments resulting from PEPCA’s financial position at the closing of the transaction. The closing of the transaction was conditional upon the acquisition of Petrobras Participaciones S.L’s capital stock, a transaction which is detailed in the note below.

On July 19, 2016, the Purchasers paid the Company U$S 8 million as part of the agreed price. On this date, it was agreed that the balance would be payable by purchasers as follows: (i) U$S 153 million simultaneously with the closing of the acquisition of Petrobras Participaciones S.L., thus reducing the bank financing necessary for such acquisition; and (ii) the balance of U$S 80 million by February 15, 2017, plus a 5% annual interest rate.

As part of the conditions for the closing of the transaction, the Purchasers agreed to assume the risk in case the necessary regulatory approvals are not obtained. Furthermore, and subject to the closing of Petrobras Participaciones S.L.’s acquisition, the Company acquired an option, valid until February 2017, to swap the rights as sole beneficiary of the CIESA Trust in exchange of the shares of Petrobras Hispano Argentina S.A., which holds 25% of CIESA and 15% of CIESA’s shares, both of which are owned by Petrobras Argentina. (the “Exchange”).

On July 27, 2016 and upon the fulfillment of the conditions precedent, the transaction was perfected for a final price of U$S 241 million (that is, without any price adjustment), and the purchasers having paid the amount of U$S 153 million.

The economic impact of the transaction reached to a gain of approximately $ 479.7 million.

On January 17, 2017, the exchange whereby the Purchasers transferred to PHA their capacity as beneficiaries and trustees of the trust holding 40% of CIESA's capital stock and voting rights, and the Company and PHA transferred to the Purchasers shares representing 40% of CIESA’s capital stock and voting rights, was perfected; the Group thus keeping a 10% direct interest in CIESA's capital stock and voting rights. The Exchange was approved by ENARGAS on December 29, 2016. The Purchasers and the Company’s direct and indirect interests in TGS remain unaltered as a result of the Exchange.

Furthermore, on this same date the Purchasers paid to the Company and PISA the balance of the purchase price under the share purchase agreement executed on July 18, 2016 for a total amount of U$S 80 million plus applicable interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 38: (Continuation)

On January 11, 2017, the CNDC approved the acquisition by the Company of 40% of CIESA’s capital stock, an interest that had been acquired by the Company through CIESA’s financial debt swap executed on July, 2012 and 100% of EPCA shares acquired on March, 2011.

NOTE 39: SEGMENT INFORMATION

The Company focuses its business primarily on the electricity sector by participating in the electricity generation, transmission, and distribution segments based on its equity ownership interest in the legal entities involved. As of December 31, 2015, and based on the growth of PEPASA’s operations, the Company has identified Oil and Gas as a new business segment.

With the acquisition of a controlling interest in Petrobras as from July 27, 2016, the Company has restructured reportable operating segments consistently with internal reports reviewed by the Executive Committee. Consequently, it has introduced the following changes:

i)        The incorporation of the Refining and Distribution, and the Petrochemical business segments;

ii)       The exclusion of the segment “Transmission”, which corresponds to the Company’s indirect interest in Citelec and its subsidiaries, since it is no longer considered a reportable segment in the reports received by the Executive Committee. Instead, the stake in those companies was included within the Holding and Other Business segment, and has been valued according to the equity method of accounting, consistently with the Statement of Comprehensive Income and the Statement of Financial Position.

Comparative information by segment has been restated to show the modification in the composition of segments described in subsection ii).

Through its own activities, subsidiaries and share holdings in joint ventures, joint operations and associates, and based on the business nature, customer portfolio and risks involved, we operate in the following reportable business segments:

Generation, consisting of the Company’s direct and indirect interests in CPB, CTG, CTLL, HINISA, HIDISA, PACOSA, Greenwind, PEFMSA, PEA, TMB, TJSM and through its own electricity generation activities through Central Térmica Genelba and Econoergía, the Pichi Picún Leufú hydroelectric complex, and its equity interest in Enecor.

Distribution of Energy, consisting of the Company’s indirect interest in EASA and Edenor.

Oil and Gas, consisting of the Company’s own interests in oil and gas areas and through its direct interest in PEPASA, PELSA and investments in Oldelval and OCP associates.

Refining and Distribution, consisting of the Company’s own operations in the refinery at Bahía Blanca and the service station network, the equity interest in Refinor associate and the commercialization of the oil produced in Argentina, which is transferred at market prices from the Oil and Gas segment. The Refining and Distribution segment has a common strategy in line with the integration of Company operations and according to the industry regulations seeking to meet the domestic market supply.

Petrochemicals, comprising of the Company’s own styrenics operations and the catalytic reformer plant operations conducted in Argentine plants.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 39: (Continuation)

Holding and Other Business, consisting of financial investment transactions, holding activities, interests in joint businesses CITELEC and CIESA and their respective subsidiaries, which hold the concession over the high voltage electricity transmission nationwide and over gas transportation in the South of the country, respectively.

The Company manages its operating segment based on its individual net results.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 39: (Continuation)

Consolidated profit and loss information at December 31, 2016	Generation	Distribution of energy (1)	Oil and gas	Refining & Distribution	Petrochemicals	Holding and others	Eliminations	Consolidated
Revenue	4,609	13,079	6,737	4,364	2,454	52	-	31,295
Intersegment sales	15	-	1,298	2,186	53	28	(3,580)	-
Cost of sales	(2,726)	(12,220)	(5,678)	(5,973)	(2,207)	(3)	3,671	(25,136)
Gross profit (loss)	1,898	859	2,357	577	300	77	91	6,159

Selling expenses	(65)	(1,618)	(397)	(757)	(110)	(5)	-	(2,952)
Administrative expenses	(392)	(1,171)	(657)	(23)	(15)	(1,446)	28	(3,676)
Exploration expenses	-	-	(135)	-	-	-	-	(135)
Other operating income	55	91	2,127	459	-	560	(438)	2,854
Other operating expenses	(104)	(465)	(1,482)	(98)	(263)	(282)	441	(2,253)
Share of profit (loss) in joint ventures	-	-	-	-	-	105	-	105
Share of profit (loss) in associates	-	-	11	(1)	-	(3)	-	7
Income from the sale of subsidiaries and financial assets	-	-	-	-	-	480	-	480
Operating profit (loss) before recognition of income for provisional remedies, higher costs recognition and SE Resolution N0. 32/15	1,392	(2,304)	1,824	157	(88)	(514)	122	589
Recognition of income - provisional remedies - CAMMESA Note MEyM No. 2016-04484723	-	1,126	-	-	-	-	-	1,126
Income recognition on account of the RTI - SE Resolution No. 32/15	-	419	-	-	-	-	-	419
Higher costs recognition - SE Resolution No. 250/13 and subsequent Notes	-	82	-	-	-	-	-	82
Operating profit (loss)	1,392	(677)	1,824	157	(88)	(514)	122	2,216

Financial income	600	206	141	6	2	105	(167)	893
Financial expenses	(750)	(1,645)	(740)	(9)	-	(1,320)	168	(4,296)
Other financial results	228	(360)	(21)	(40)	(3)	35	(2)	(163)
Financial results, net	78	(1,799)	(620)	(43)	(1)	(1,180)	(1)	(3,566)
Profit (loss) before income tax	1,470	(2,476)	1,204	114	(89)	(1,694)	121	(1,350)

Income tax and minimun notional income tax	(317)	753	(329)	(8)	-	999	-	1,098
Profit (loss) for the period	1,153	(1,723)	875	106	(89)	(695)	121	(252)

Depreciation and amortization (2)	378	364	2,114	105	35	26	-	3,022

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 39: (Continuation)

Consolidated profit and loss information at December 31, 2016	Generation	Distribution of energy (1)	Oil and gas	Refining & Distribution	Petrochemicals	Holding and others	Eliminations	Consolidated
Total profit (loss) attributable to:
Owners of the Company	1,045	(1,147)	627	106	(89)	(674)	121	(11)
Non - controlling interest	108	(576)	248	-	-	(21)	-	(241)

Consolidated statement of financial position as of December 31,2016
Assets	19,577	17,219	19,414	6,259	2,812	19,494	(7,498)	77,277
Liabilities	8,632	18,856	11,662	3,267	2,401	25,883	(7,498)	63,203

Additional consolidated information as of December 31, 2016
Increases in property, plant and equipment	2,378	2,703	3,051	165	58	85	-	8,440
Increases in intangible assets	108	-	994	224	-	-	-	1,326

(1) Includes financial results generated by Corporated Bonds issued by EASA for $ 578 million and other consolidation adjustments.
(2) Includes amortization and depreciation of property, plant and equipment and intangible assets (recognized in cost of sales, administrative expenses and selling expenses).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 39: (Continuation)

Consolidated profit and loss information at December 31, 2015	Generation	Distribution of energy (1)	Oil and gas	Holding and others	Eliminations	Consolidated
Revenue	2,418	3,802	848	38	-	7,106
Intersegment sales	-	-	96	16	(112)	-
Cost of sales	(1,282)	(5,189)	(660)	(3)	96	(7,038)
Gross profit (loss)	1,136	(1,387)	284	51	(16)	68

Selling expenses	(24)	(833)	(116)	-	-	(973)
Administrative expenses	(262)	(697)	(150)	(128)	16	(1,221)
Exploration expenses	-	-	(3)	-	-	(3)
Other operating income	91	80	552	218	-	941
Other operating expenses	(79)	(599)	(82)	(9)	-	(769)
Reversal of impairment of property, plant and equipment	25	-	-	-	-	25
Share of profit in joint ventures	-	-	-	9	-	9
Share of loss in associates	-	-	-	(10)	-	(10)
Operating profit (loss) before higher costs recognition and SE Resolution No. 32/15	887	(3,436)	485	131	-	(1,933)
Income recognition on account of the RTI - SE Resolution 32/15	-	5,025	-	-	-	5,025
Higher Costs Recognition - SE Resolution No. 250/13 and subsequent Notes	-	551	-	-	-	551
Operating profit	887	2,140	485	131	-	3,643

Financial income	295	96	1	26	(87)	331
Financial expenses	(358)	(577)	(389)	(20)	87	(1,257)
Other financial results	(82)	(870)	419	2,252	-	1,719
Financial results, net	(145)	(1,351)	31	2,258	-	793
Profit before income tax	742	789	516	2,389	-	4,436

Income tax and minimun notional income tax	(192)	(176)	(164)	(55)	-	(587)
Profit for the year	550	613	352	2,334	-	3,849

Depreciation and amortization (2)	149	295	276	-	-	720

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 39: (Continuation)

Consolidated profit and loss information at December 31, 2015	Generation	Distribution of energy (1)	Oil and gas	Holding and others	Eliminations	Consolidated
Total profit attributable to:
Owners of the Company	497	59	175	2,334	-	3,065
Non - controlling interest	53	554	177	-	-	784

Consolidated statement of financial position as of December 31, 2015
Assets	8,051	11,737	3,970	6,563	(1,171)	29,150
Liabilities	5,956	11,673	3,361	950	(1,171)	20,769

Additional consolidated information as of December 31, 2015
Increases of property, plant and equipment	1,516	2,518	2,214	-	-	6,248

(1) Includes financial results generated by Corporated Bonds issued by EASA for $ 672 million and other consolidation adjustments.
(2) Includes amortization and depreciation of property, plant and equipment and intangible assets (recognized in cost of sales, administrative expenses and selling expenses).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 39: (Continuation)

Consolidated profit and loss information at December 31, 2014	Generation	Distribution of energy (1)	Oil and gas	Holding and others	Eliminations	Consolidated
Revenue	2,172	3,598	290	41	-	6,101
Intersegment sales	-	-	67	26	(93)	-
Cost of sales	(1,073)	(4,716)	(201)	(2)	67	(5,925)
Gross profit (loss)	1,099	(1,118)	156	65	(26)	176

Selling expenses	(18)	(659)	(36)	-	-	(713)
Administrative expenses	(200)	(501)	(71)	(80)	25	(827)
Exploration expenses	-	-	(22)	-	-	(22)
Other operating income	113	53	139	7	-	312
Other operating expenses	(74)	(328)	(30)	(3)	-	(435)
Reversal of impairment of property, plant and equipment	88	-	-	-	-	88
Share of profit in joint ventures	-	-	-	34	-	34
Share of loss in associates	-	-	-	(2)	-	(2)
Operating profit (loss) before higher costs recognition and SE Resolution No. 32/15	1,008	(2,553)	136	21	(1)	(1,389)

Higher Costs Recognition - SE Resolution No. 250/13 and subsequent Notes	-	2,272	-	-	-	2,272
Operating profit	1,008	(281)	136	21	(1)	883

Financial income	241	239	12	13	(65)	440
Financial expenses	(310)	(693)	(177)	1	66	(1,113)
Other financial results	(82)	(528)	123	907	-	420
Financial results, net	(151)	(982)	(42)	921	1	(253)
Profit before income tax	857	(1,263)	94	942	-	630

Income tax and minimun notional income tax	(224)	162	(10)	(28)	-	(100)
Profit for the year	633	(1,101)	84	914	-	530

Depreciation and amortization (2)	134	251	81	1	-	467

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 39: (Continuation)

Consolidated profit and loss information at December 31, 2014	Generation	Distribution of energy (1)	Oil and gas	Holding and others	Eliminations	Consolidated
Total profit attributable to:
Owners of the Company	529	(742)	42	914	-	743
Non - controlling interest	104	(359)	42	-	-	(213)

Consolidated statement of financial position as of December 31, 2014
Assets	5,153	8,067	1,489	2,888	(910)	16,687
Liabilities	3,547	8,616	1,232	828	(910)	13,313

Additional consolidated information as of December 31, 2014
Increases of property, plant and equipment	387	1,702	619	1	-	2,709

(1) Includes financial results generated by Corporated Bonds issued by EASA for $ 312,2 million and other consolidation adjustments.
(2) Includes amortization and depreciation of property, plant and equipment, intangible assets and biological assets (recognized in cost of sales, administrative expenses and selling expenses).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 39: (Continuation)

Accounting criteria used by the subsidiaries to measure results, assets and liabilities of the segments is consistent with that used in the consolidated financial statements. Transactions between different segments are conducted under market conditions. Assets and liabilities are allocated based on the segment’s activity.

NOTE 40: RELATED PARTIES´ TRANSACTIONS

a)    Sales of goods and services

	12.31.2016	12.31.2015	12.31.2014
Joint ventures
Transener	15	15	12
TGS	254	-	-

Other related parties
TGS	-	40	30
CYCSA	14	2	1
Refinor	45	-	-
Oldelval	1	-	-
	329	57	43

Corresponds to oil and gas sale, advisory services in technical assistance for the technical assistance.

b)    Purchases of goods and services

	12.31.2016	12.31.2015	12.31.2014
Joint ventures
Transener	(10)	(5)	(1)
TGS	(132)	-	(4)
SACME	(35)	(27)	(20)

Other related parties
TGS	-	(3)	-
Origenes Vida	(6)	-	-
Refinor	(117)	-	-
Oldelval	(31)	-	-
	(331)	(35)	(25)

Corresponds to maintenance, purchase of gas and refined products and operation and monitoring of the system for transmitting electricity and life insurance contracts for staff.

c)     Fees for services

	12.31.2016	12.31.2015	12.31.2014
Other related parties
Salaverri, Dellatorre, Burgio & Wetzler	(23)	(1)	(1)
	(23)	(1)	(1)

Corresponds to fees for legal advice.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 40: (Continuation)

d)    Other operating income

	12.31.2016	12.31.2015	12.31.2014
Other related parties
TGS	-	215	-
CYCSA	-	6	5
OCP	150	-	-
Other	1	-	-
	151	221	5

e)     Other operating expenses

	12.31.2016	12.31.2015	12.31.2014
Other related parties
Fundación	(13)	(3)	(3)
	(13)	(3)	(3)

Corresponds to donations.

f)      Financial income

	12.31.2016	12.31.2015	12.31.2014
Joint ventures
TGS	24	-	-
	24	-	-

Corresponds to finance leases.

g)    Financial expenses

	12.31.2016	12.31.2015	12.31.2014
Other related parties
TGS	-	(12)	(14)
Orígenes Retiro	(7)	-	(45)
Grupo EMES	(417)	-	-
	(424)	(12)	(59)

h)    Capital Subscription

	12.31.2016	12.31.2015	12.31.2014
Joint ventures
Citelec	-	1	-
	-	1	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 40: (Continuation)

i)      Corporate Bonds transactions

Purchase

	12.31.2016	12.31.2015	12.31.2014
Other related parties
Orígenes Retiro	666	-	6
	666	-	6

Sale

	12.31.2016	12.31.2015	12.31.2014
Other related parties
Orígenes Retiro	590	-	-
	590	-	-

j)      Other financial results

	12.31.2016	12.31.2015	12.31.2014
Other related parties
CYCSA	-	12	-
	-	12	-

Corresponds to the valuation of derivative financial instruments.

k)    Dividends received

	12.31.2016	12.31.2015	12.31.2014
Other related parties
CIESA	4	-	-
	4	-	-

l)      Reserve for directors’ options

	12.31.2016	12.31.2015	12.31.2014
Other related parties
Directors	-	-	7
	-	-	7

m)   Key management personnel remuneration

The total remuneration to executive directors accrued during the year ended December 31, 2016 and 2015 amounts to $ 567 million ($ 65 million in Directors' and Sindycs' fees and $ 502 in the accrual of the Company-Value Compensation and EBDA) and $ 267.3 million ($ 43.7 million in Directors' and Sindycs' fees and $ 223.6 in the accrual of the Company-Value Compensation and EBDA), respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 40: (Continuation)

n)    Balances with related parties:

As of December 31, 2016	Trade receivables	Other receivables
	Current	Non Current	Current
Joint ventures:
Transener	10	-	-
TGS	90	733	88
SACME	-	7	1
Other related parties:
Ultracore	-	-	4
Refinor	6	-	4
Oldelval	1	-	-
Other	1	-	1
	108	740	98

As of December 31, 2016	Trade payables	Other payables	Borrowings		Provisions
	Current	Current	Non Current	Current	Non Current	Current
Joint ventures:
Transener	9	-	-	-	-	-
TGS	116	-	-	-	-	-
SACME	-	5	-	-	-	-
Other related parties:
Orígenes Retiro	-	-	16	21	-	-
OCP	-	-	-	-	366	394
UTE Apache	-	5	-	-	-	-
Refinor	32	-	-	-	-	-
Oldeval	22	-	-	-	-	-
Other	2	4	-	-	-	-
	181	14	16	21	366	394

According to paragraphs 25 and 26 of IAS 24, Edenor applied the disclosure exemption in relation to related party transactions with a governmental agency that has control, joint control or significant influence. As of December 31, 2016, ANSES holds Edenor's Notes due 2022 amounting to $ 317 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 40: (Continuation)

As of December 31, 2015	Trade receivables	Other receivables
	Current	Non Current	Current
Joint ventures:
Transener	6	-	-
SACME	-	7	1
Other related parties:
CYCSA	1	-	6
Ultracore	-	-	2
TGS	-	-	5
Other	-	-	1
	7	7	15

As of December 31, 2015	Trade payables	Other payables	Borrowings
	Current	Current	Non Current	Current
Joint ventures:
Transener	2	-	-	-
SACME	-	3	-	-
Other related parties:
CYCSA	-	117	-	-
Orígenes Retiro	-	-	34	167
UTE Apache	-	5	-	-
	2	125	34	167

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 41: FINANCIAL INSTRUMENTS

The following chart presents financial instruments by category:

As of December 31, 2016	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade receivables and other receivables	17,553	29	17,582	1,031	18,613
Financial assets at amortized cost
Government securities	46	-	46	-	46
Corporate securities	1	-	1	-	1
Trusts	38	-	38	-	38
Financial assets at fair value through profit and loss
Government securities	-	1,576	1,576	-	1,576
Corporate securities	-	12	12	-	12
Shares	-	150	150	-	150
Investment funds	-	3,189	3,189	-	3,189
Derivative financial instruments	-	13	13	-	13
Cash and cash equivalents	1,360	61	1,421	-	1,421
Total	18,998	5,030	24,028	1,031	25,059

Liabilities
Trade and other liabilities	13,016	1,347	14,363	3,840	18,203
Borrowings	25,972	-	25,972	-	25,972
Total	38,988	1,347	40,335	3,840	44,175

As of December 31, 2015	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade receivables and other receivables	5,018	291	5,309	796	6,105
Financial assets at fair value through profit and loss
Government securities	-	1,591	1,591	-	1,591
Corporate securities	-	13	13	-	13
Trusts	-	2,554	2,554	-	2,554
Investment funds	-	2,501	2,501	-	2,501
Cash and cash equivalents	423	94	517	-	517
Total	5,441	7,044	12,485	796	13,281

Liabilities
Trade and other liabilities	8,207	-	8,207	1,131	9,338
Borrowings	7,993	-	7,993	-	7,993
Derivative financial instruments	-	18	18	-	18
Total	16,200	18	16,218	1,131	17,349

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 41: (Continuation)

The categories of financial instruments have been determined according to IFRS 9.

The income, expenses, gains and losses derived from each of the financial instrument categories are indicated below:

As of December 31, 2016	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non Financial assets/ liabilities	Total
Interest income	889	4	893	-	893
Interest expense	(3,719)	(417)	(4,136)	(66)	(4,202)
Foreign exchange, net	(1,464)	250	(1,214)	20	(1,194)
Results from financial instruments at fair value	-	1,163	1,163	-	1,163
Other financial results	(175)	3	(172)	(54)	(226)
Total	(4,469)	1,003	(3,466)	(100)	(3,566)

As of December 31, 2015	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non Financial assets/ liabilities	Total
Interest income	327	4	331	-	331
Interest expense	(1,137)	-	(1,137)	(71)	(1,208)
Foreign exchange, net	(1,027)	461	(566)	-	(566)
Results from financial instruments at fair value	-	2,271	2,271	-	2,271
Other financial results	(17)	1	(16)	(19)	(35)
Total	(1,854)	2,737	883	(90)	793

As of December 31, 2014	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non Financial assets/ liabilities	Total
Interest income	421	19	440	-	440
Interest expense	(970)	-	(970)	(68)	(1,038)
Foreign exchange, net	(955)	194	(761)	-	(761)
Results from financial instruments at fair value	-	908	908	-	908
Other financial results	196	-	196	2	198
Total	(1,308)	1,121	(187)	(66)	(253)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 42: CONTINGENCIES

Actions brought against the Company

42.1 Legal action for breach of the joint venture formed by Isolux Corsan Argentina SA and Tecna Estudios y Proyectos de Ingeniería S.A. and Engineering Projects (collectively "the Contractor")

As a result of the serious delays in the delivery of the expansion work, the lower power produced by the installed steam turbine (165 MW as compared with the originally expected 176 MW) and other breaches by the Contractor, CTLL is currently under an arbitration proceeding brought before an Arbitration Court constituted pursuant to the arbitration rules of the International Chamber of Commerce.

The arbitration complaint was brought by the Contractor in 2011, which claims as follows:

(i)      The granting of the provisional reception certificate under the Construction Agreement;

(ii)     The return of the amounts collected by CTLL through the execution of bank guarantees issued by BBVA and Commerzbank AG for a total amount of US$ 20 million;

(iii)   The payment of the last contractual milestone, which had received a discount (compensation for breaches) by the Contractor, valued in US$ 18 million;

(iv)   The payment of the damages which would result from CTLL’s actions regarding items (i) and (ii) above.

CTLL filed a counterclaim against the Contractor seeking a compensation for the serious injuries sustained as a result of the above mentioned breaches.

The Contractor assessed its claims in the amount of US$ 97.5 million, including US$ 71.5 million for reputational damages. Likewise, the Company assessed its claims in the total amount of US$ 148.3 million, and later restated this amount to US$ 228.2 million.

On June 19, 2015, CTLL was served notice of the award issued by the Arbitration Court (the “Award”): (i) disallows practically all claims filed by the Contractor in the Arbitration Proceeding; (ii) declares that the Contractor has incurred several breaches of contract; (iii) provides for a penalty payable by the Contractor to CTLL in the amount of US$ 49.3 million as compensation for damages, cost reimbursements and penalties stipulated under the Contract in case of delays by the Contractor; (iv) declares the legitimacy of the execution of sureties by CTLL; and finally, (v) sentences the Contractor to pay the amount of US$ 1.6 million corresponding to 60% of the costs and expenses incurred by CTLL in the Arbitration Proceeding.

On November 17, 2015 the Addendum to the Award was notified, which determined the outstanding balance by the Contractor in favor of CTLL, which after offsetting certain reciprocal receivables and payables between the parties, amounted to US $ 14.5 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 42: (Continuation)

On December 3, 2015, the parties executed an agreement for the cancellation of the outstanding balance in favor of CTLL, which as at November 27, 2015 amounted to U$S 15.3 million (U$S 10.3 million as principal, U$S 3.2 million as interest, and U$S 1.8 million as arbitration and legal costs), payable in four installments, the first three installments for U$S 4 million and the last one for U$S 3.3 million, with maturities on December 30, 2015, and January 30, February 27 and March 30, 2016, respectively. The Contractor failed to comply with the terms and conditions to cancel each of the installments, thus the Company began the execution of the amount owed before the courts of Spain. As of the date of these financial statements, the Company has collected the whole amount owed, plus interest and expenses for a total amount of U$S 15.7 million.

With the execution of the Agreement on December 3, 2015, which entailed the waiver by the Contractor of all its rights to bring or continue any action aimed to annul or challenge the Award in any way whatsoever, CTLL recognized the accounting impact of the award on that date, to such effect using the provisions of IAS 37 – “Provisions, Contingent Liabilities and Contingent Assets”.

Items of the judgment directly related to activities the Contractor should conduct so that the acquired asset may properly operate according to the stipulated contractual conditions have been recognized as a decrease in net asset cost for an amount of US$ 24.3 million (net of the US$ 18 million compensation received pursuant to the March 2011 Agreement), to such end using the exchange rate effective upon the execution of the settlement agreement with the Contractor.

The remaining compensatory items not directly related to the cost of the asset for an amount of U$S 10.9 million, which constitute a reimbursement of certain sums paid by CTLL to third parties or which are accessories to the asset recognized as from the Award (compensatory interest), have been disclosed as income under Other operating income and Financial Results in the statement of Comprehensive Income, respectively.

42.2 Distribution of energy segment

Below is a detail of the most significant causes in which Edenor is involved.

Furthermore, it is worth mentioning that there exist contingent obligations and labor, civil and commercial complaints filed against Edenor related to legal actions for individual non-significant amounts for which a provision, which as of December 31, 2016  amounts to $ 429.3 million, has been recorded.

42.2.1 Legal action brought by Consumidores Libres Coop. Ltda. de provisión de servicios de acción comunitaria

Purpose:

a) That all the last resolutions concerning electricity rates issued by the ENRE and the SE be declared null and unconstitutional, and, in consequence whereof, that the amounts billed by virtue of these resolutions be refunded.

b) That all the defendants be under the obligation to carry out the RTI.

c) That the resolutions issued by the SE that extend the transition period of the Adjustment Agreement be declared null and unconstitutional.

d) That the defendants be ordered to carry out the sale process, through an international public bidding, of the class "A" shares, due to the fact that the Management Period of the Concession Agreement is considered over.

e) That the resolutions as well as any act performed by a governmental authority that modify contractual renegotiations be declared null and unconstitutional.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 42: (Continuation)

f) That the resolutions that extend the management periods stipulated in the Concession Agreement be declared null and unconstitutional.

g) Subsidiarily, should the main claim be rejected, that the defendants be ordered to bill all customers on a bimonthly basis.

Amount: undetermined

Procedural stage of the proceedings: on February 17, 2017 the Court of Original Jurisdiction rejected the complaint and raised res judicata sua sponte, in addition to declaring that the issuance of MEyM Resolutions Nos. 6 and 7/16 and ENRE Resolution No. 1/16 rendered the application of the regulatory framework questioned by the plaintiff baseless.

Conclusion: Edenor believes that the trial court’s decision is based upon the applicable law and that even in the case that such decision were appealed by the plaintiff there exist solid arguments to believe that it would be confirmed by the Appellate Court.

42.2.2 Legal action brought by Consumidores Financieros Asociación civil para su defensa

Purpose:

1) Reimbursement of the VAT percentage paid on the illegally “widened” taxable basis due to the incorporation of a concept (FNEE) on which no VAT had been paid by the defendants when CAMMESA (the company in charge of the regulation and operation of the MEM) invoiced them the electricity purchased for distribution purposes.

2) Reimbursement of part of the administrative surcharge on “second due date”, in those cases in which payment was made within the time period authorized for such second deadline (14 days) but without distinguishing the effective day of payment.

3) Application of the “borrowing rate” in case of customer delay in complying with payment obligation, in accordance with the provisions of Law No. 26,361.

Amount: undetermined

Procedural stage of the proceedings: on April 22, 2010, Edenor answered the complaint and filed a motion to dismiss for lack of standing (“excepción de falta de legitimación”), requesting, at such opportunity, that a summons be served upon the Federal Government, the AFIP and the ENRE as third-party defendants. Notice of this was served upon the plaintiff. Although the plaintiff’s opposition to the requested summons had not been yet resolved, the proceedings were brought to trial, in response to which Edenor filed a motion for reversal with a supplementary appeal. The Court hearing the case granted the motion filed by Edenor and ordered that the Federal Government, the AFIP and the ENRE be summoned as third-party defendants, which is currently taking place.

Conclusion: no provision has been recorded for these claims in these consolidated financial statements as Edenor believes, based on both that which has been previously mentioned and the opinion of its legal advisors, that there exist solid arguments for them to be considered unfounded. It is estimated that the proceedings will not be terminated in 2017.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 42: (Continuation)

42.2.3 Legal action brought by ASOCIACIÓN DE DEFENSA DE DERECHOS DE USUARIOS Y CONSUMIDORES – ADDUC

Purpose: that Edenor be ordered to reduce or mitigate the default or late payment interest rates charged to customers who pay their bills after the first due date, as the interest rate violate section 31 of Law No. 24,240, ordering both the non application of pacts or accords that stipulate the interest rates that are being applied to the users of electricity –their unconstitutional nature– as well as the reimbursement of interest amounts illegally collected from users of the service from August 15, 2008 through the date on which the defendant complies with the order to reduce interest. It is also requested that the value added tax (VAT) and any other taxes charged on the portion of the surcharge illegally collected be reimbursed.

Amount: undetermined

Procedural stage of the proceedings: on November 11, 2011, Edenor answered the complaint and filed a motion to dismiss for both lack of standing to sue (“excepción de falta de legitimación activa”) and the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”), currently in process, requesting as well that a summons be served upon the ENRE as a third-party defendant. Notice of these pleadings was served upon the plaintiff. Prior to rendering a decision on the motion to dismiss, the Court ordered that the Court in Contentious and Administrative Federal Matters No. 2 – Clerk’s Office No. 3 provide it with the proceedings “Consumidores Financieros Asociación Civil vs EDESUR and Other defendants, for breach of contract”. On April 8, 2014, the Court in Civil and Commercial Federal Matters No. 9 – Clerk’s Office No. 17 admitted the motion to dismiss due to the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”), and ordered that the proceedings be sent to Federal Court No. 2 – Clerk’s Office No. 3 to be dealt with thereat, thus joining them to the case entitled “consumidores financieros vs Edesur and other defendants, for breach of contract”. Apart from the fact that the proceedings have been received in the court that currently hears the case, which continues in process, no significant events have occurred.

Conclusion: it is estimated that this action will not be terminated in 2017. No provision has been recorded for these claims in these consolidated financial statements.

42.3 Arbitration Oil Combustibles SA ("OIL")

In December 2010, OIL and Petrobras have signed a contract committing itself to selling virgin naphtha and octanicas basis for a period of 15 years to Petrobras, called "Supply Framework Agreement".

In April 2015, the firm OIL initiated an arbitration before the International Chamber of Commerce (ICC) against Petrobras, considering that by extraordinary and unforeseeable reasons the aforementioned Agreement became too onerous for OIL.

In March 31, 2017, the parties agreed to terminate the arbitration, stating that they have nothing to complain to each other.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 42: (Continuation)

42.4 Sales tax

The Company maintains interpretative differences with the AFIP and Argentinian provincial tax authorities related to taxes applicable to its oil and gas activity. The Company estimates that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations.

HIDISA and HINISA have filed a note to the Province of Neuquén’s Revenue Department informing that they consider that the electric power generation activity conducted in that province should be covered by the provisions of Section 12 of Act No. 15,336. Pursuant to this Section, revenues resulting from the generation of electric power are exempted from the provincial sales tax.

As of December 31, 2015, a provision is held for sales tax liabilities which would have been assessed for the January 2014 – December 2016 period if the electric power-derived revenue had been taxed.

Actions submitted by the Company

42.5 Claim for the recognition of Gas Plus costs

In September 2015, CAMMESA informed CTLL that, pursuant to SE Resolution No. 529/14, as from the termination of the first automatic renewal of the natural gas supply agreements in force as at that date (January 2016), it would cease recognizing: (i) any other automatic renewal of such contracts, (ii) costs associated with the acquisition of Gas Plus (including the 10% contemplated in the Master Agreement).

Therefore, on September 3, 2015 and January 1, 2016, CTLL declared a force majeure regarding the agreements for the acquisition of natural gas with Pan American Energy LLC Argentina and PEPASA, respectively, which resulted in the suspension of CTLL's obligations under both agreements. Additionally, claims against CAMMESA were filed regarding both agreements.

In the absence of a reply by the ES, on November 13, 2015 CTLL submitted an administrative claim prior to the filing of a complaint to reverse CAMMESA's decision and, subsidiarily, to seek a redress for the damages sustained by CTLL. In view of this situation and after all administrative remedies had been exhausted, on October 7, 2016 the Company filed a complaint against the National Government for the January-March 2016 period.

42.6 Income tax

HIDISA and HINISA have assessed their income taxes for fiscal years 2012 - 2015 and CTG for the fiscal year 2015, taking into consideration the application of the inflation adjustment mechanisms set forth in Title VI of the Income Tax Act, the update of Property, plant and equipment amortizations (Sections 83, 84 and 89), a cost restatement on account of the disposal of shares and mutual funds quotas (Sections 58, 61 and 89), and the update of intangible assets amortizations (Sections 81.c, 84 and 89, and Section 128 of its regulatory decree), to such effect using the domestic wholesale price index (IPIM) published by the National Institute of Statistics and Censuses, until October 2015 and the index of consumer prices City of Buenos Aires (IPCBA) for the November-December 2015 period, based on the similarity with the parameters put forward in the matter of “Candy S.A.” heard by the National Supreme Court of Justice, which on July 3, 2009 ruled for the application of the inflation adjustment mechanism.

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 42: (Continuation)

As of December 31, 2016 and until this issue is finally and conclusively resolved, HIDISA, HINISA and CTG will hold a provision for the additional income tax liabilities assessable for fiscal years mentioned in case the inflation adjustment had not been deducted. This provision amounts to $ 165,3 million including compensatory interest and was disclosed in the line “Income tax liability and minimum notional income tax non current”.

42.7 Minimum national income tax

42.7.1 Tax refund claim

The Company and CTLL have filed different petitions for refund against AFIP – DGI for the application of the IGMP corresponding to the fiscal years 2008 and 2009, seeking the refund of $ 25 million, including the recovery of payments recorded and the reversal of the payment made on account of the offsetting of several fiscal credits. As AFIP didn’t answer the claim, the Company and CTLL brought the tax refund claim before a National First Instance Administrative Litigation Court Federal.

On August 25, 2016 CTLL obtained a favorable ruling by the Chamber of Appeals, which confirmed the first instance decision sustaining the refund claim.

The Company considers it has a high probability of obtaining a favorable final and conclusive ruling.

42.7.2 Declaratory relief

The Company and its subsidiaries filed a petition for declaratory relief pursuant to Section 322 of the Federal Code of Civil and Commercial Procedure against AFIP in order to obtain assurance as to the application of the minimum notional income tax for the fiscal years from 2010 to 2015, based on the decision by the CSJN in “Hermitage” dated on September 15, 2010.

In this established precedent, the Court had declared this tax unconstitutional since it may be considered unreasonable under certain circumstances and since it breaches the tax capacity principle.

Furthermore, the Company and certain subsidiaries have requested the granting of interim injunctive relief so that AFIP may refrain from demanding payment or instituting tax execution proceedings on the tax and for the fiscal year mentioned. The Court seized of in the proceedings decided to reject the precautionary measures.

During November and December, 2015, the Company and EGSSA (currently merged with CTG) received a favorable decision by the first-instance Court and the Chamber of Appeals, respectively, on the declaratory relief claim filed for fiscal period 2010.

During the month of November 2016, EGSSA obtained a favorable first-instance decision on the declaratory relief claim filed for fiscal period 2011.

During December 2016, the Treasury concluded an inspection on Edenor for fiscal year 2014, during which Edenor had applied the criterion established by the “Hermitage” decision in its IGMP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 42: (Continuation)

Taking into consideration the different rulings favorable to the Company and its subsidiaries, and in line with the case law established by the “Hermitage” decision and the Treasury’s position on closing several verifications for periods where taxpayers do not have any taxable income (before the calculation of tax losses), in which the Treasury has waived its claims for these debts based on the unfavorable case law and in line with the criterion established by the Court, the Company has decided to derecognize the liabilities it had previously disclosed for the IGMP it should have assessed if the provisions of the Hermitage decision had not applied.

As of December 31, 2016, and due to the uncertainty on whether it may obtain a favorable decision, the Company keeps a $ 97 million in the line “Income tax liability and minimum notional income tax non current” for the fiscal periods in which no tax losses have been evidenced. As of December 31, 2015 the minimum notional income tax provision amounted to $ 257 million, including compensatory interest.

42.8 Distribution Segment

42.8.1 Legal action brought by the Company (“Edenor  vs ENRE Resolution No. 32/11”)

Purpose: The judicial annulment of ENRE Resolution that provided the following:

- That Edenor be fined in the amount of $ 750,000 due to its failure to comply with the obligations arising from Section 25, sub-sections a, f and g, of the Concession Agreement and Section 27 of Law No. 24,065.

- That Edenor be fined in the amount of $ 375,000 due to its failure to comply with the obligations arising from Section 25 of the Concession Agreement and ENRE Resolution No. 905/1999.

- That Edenor customers be paid as compensation for the power cuts suffered the following amounts: $ 180 to each small-demand residential customer (T1R) who suffered power cuts that lasted more than 12 continuous hours, $ 350 to those who suffered power cuts that lasted more than 24 continuous hours, and $ 450 to those who suffered power cuts that lasted more than 48 continuous hours. The resolution stated that such compensation did not include damages to customer facilities and/or appliances, which were to be dealt with in accordance with a specific procedure.

Amount:  $ 22.4 million.

NOTE 42: (Continuation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

Procedural stage of the proceedings: On July 8, 2011, Edenor requested that notice of the action be served upon the ENRE, which has effectively taken place. The proceedings are “awaiting resolution” since the date on which the ENRE answered the notice served. Furthermore, on October 28, 2011, the Company filed an appeal (“recurso de queja por apelación denegada”) to the Supreme Court of Justice concerning the provisional relief sought and not granted. On April 24, 2013, the Company was notified of Division I’s decision dated March 21, 2013, pursuant to which the appeal filed by Edenor was declared formally inadmissible. On May 3, 2013, the Company filed an ordinary appeal (“Recurso Ordinario de Apelación”) to the Supreme Court. Additionally, on May 13, 2013, an extraordinary appeal (“Recurso Extraordinario Federal”) was also filed to the same Court. On November 7, 2014, it was notified to the Company that Division I had rejected the ordinary appeal but partially granted the extraordinary appeal, considering for the granting thereof the federal nature of the regulations being challenged and rejecting it in relation to the arbitrariness raised by Edenor. Therefore, and within the procedural term granted for such purpose, the Company filed an appeal requesting that the extraordinary appeal dismissed be sustained (“Recurso de Queja por Rec. Extraordinario Denegado”). As of the date of this report, no decision has yet been issued on this regard.

Conclusion: As of the closing date of the year ended December 31, 2016, the provision recorded by Edenor for principal and interest accrued amounts to $ 52 million. It is estimated that this legal action may be terminated in 2017.

42.8.2 Legal action brought by the Company (“Edenor VS FEDERAL GOVERNMENT – MINISTRY OF FEDERAL PLANNING / PROCEEDING FOR THE DETERMINATION OF A CLAIM AND MOTION TO LITIGATE IN FORMA PAUPERIS”)

On June 28, 2013, Edenor instituted these proceedings for the recognizance of a claim and the related leave to proceed in forma pauperis, both pending in the Federal Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 11 – Clerk’s Office No. 22.

Purpose of the main proceedings: To sue for breach of contract due to the Federal Government’s failure to perform in accordance with the terms of the “Agreement on the Renegotiation of the Concession Agreement” (“Acta Acuerdo de Renegociación del Contrato de Concesion” – Adjustment Agreement) entered into with Edenor in 2006, and for damages caused as a result of such breach.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 42: (Continuation)

Procedural stage of the proceedings: On November 22, 2013, Edenor amended the complaint so as to extend it and claim more damages as a consequence of the Federal Government’s omission to perform the obligations under the aforementioned “Adjustment Agreement”. On February 3, 2015, the court hearing the case ordered that notice of the complaint be served to be answered within the time limit prescribed by law, which was answered by the Federal Government in due time and in proper manner.  Subsequently, Edenor reported as new event, under the terms of Section 365 of the Federal Code of Civil and Commercial Procedure, the issuance by the SE of Resolution 32/15. After notice was served, the court rejected the treatment thereof as an “event”, holding Edenor liable for costs. Edenor filed an appeal, which was admitted “with a postponed effect” (i.e. the Appellate Court will grant or reject the appeal when deciding on the granting or rejection of the appeal against final judgment). On October 16, 2015, the Attorney General’s Office requested to borrow the records for a term of 20 days, which were returned on December 1, 2015, in order to control the work done by the state’s attorneys. On December 4, 2015, Edenor requested the suspension of the procedural time-limits under the terms of section 157 of the Federal Code of Civil and Commercial Procedure, in accordance with the provisions of SE Resolution 32/15, notice of which has been served upon the defendant. On February 16, 2016, the Company reiterated the request due to the revocation of SE Resolution 32/15. As of the date of issuance of this report, and by “agreement of the parties”, the procedural time-limits are suspended until mid-May 2017.

Regarding the motion to litigate in forma pauperis, that was filed on July 2, 2013, the discovery period has ended and the period for the parties to put forward their arguments on the merits of the evidence produced has begun. At the date of issuance of these financial statements, Edenor has requested the suspension of the procedural time-limits.

Conclusion: Edenor believes that there exist solid legal arguments to support its claim. It is estimated that this action will not be terminated in 2017.

42.8.3Legal action brought by the Company (Study, Review and Inspection of Works in Public Spaces Fees “TERI”)

In December 2015, the Company filed with the City of Buenos Aires Court in Contentious and Tax-Related Matters, a petition for declaratory judgment, together with a petition for the granting of a precautionary measure, in order to obtain a favorable judgment that would put an end to the controversy, declaring the unlawfulness of the Government of the City of Buenos Aires’s claim concerning compliance by Edenor with the payment of the TERI. The precautionary measure requested, if granted, would stop the executory proceedings in process and eliminate the possibility that an attachment be levied on Edenor’s assets. It must be pointed out that as of the date of the filing of the petition, the Company has received assessment and demand for payment notices from the Government of the City of Buenos Aires for a total amount of $ 28.8 million for such concept.

In the Company’s opinion, these fees are not applicable in accordance with federal regulations and applicable case law, as well as procedural status of similar cases. Therefore, the Company’s Management as well as its external legal advisors believe that there exist good reasons to support the Company’s position and have this tax claim rejected by a court of law. Therefore, the probability of an outflow of resources on account of such contingency has been regarded as low.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 43: LEASES

43.1 Operating

a.   As assignee

The features that these assignments of use have in common are that payments (installments) are established as fixed amounts; there are neither purchase option clauses nor renewal term clauses (except for the assignment of use contract of the Energy Handling and Transformer Center that has an automatic renewal clause for the term thereof); and there are prohibitions such as: transferring or sub-leasing the building, changing its use and/or making any kind of modifications thereto. All operating assignment of use contracts have cancelable terms and assignment periods of 2 to 13 years.

Among them the following can be mentioned: commercial offices, two warehouses, the headquarters building (comprised of administration, commercial and technical offices of Edenor), the Energy Handling and Transformer Center (two buildings and a plot of land located within the perimeter of Central Nuevo Puerto and Puerto Nuevo) and Las Heras Substation.

As of December 31, 2016 and 2015, future minimum payments with respect to operating assignments of use are as follow:

	12.31.2016	12.31.2015	12.31.2014
2015	-	-	26
2016	-	48	20
2017	41	20	16
2018	8	6	6
2019	9	4	4
2020	6	-	-
2021	2	-	-
Total future minimum lease payments	66	78	72

Total expenses for operating assignments of use for the years ended December 31, 2016 and 2015 are $ 68.5 million and $ 42.4 million, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 43: (Continuation)

b.   As assignor

Edenor has entered into operating assignment of use contracts with certain cable television companies granting them the right to use the poles of Edenor’s network. Most of these contracts include automatic renewal clauses.

As of December 31, 2016 and 2015, future minimum collections with respect to operating assignments of use are as follow:

	12.31.2016	12.31.2015	12.31.2014
2015	-	91	73
2016	-	85	5
2017	109	-	-
2018	109	-	-
2019	103	-	-
Total future minimum lease collections	321	176	78

Total income from operating assignments of use for the years ended December 31, 2016 and 2015 is $ 108.2 million and $ 76.4 million, respectively.

43.2 Financial

Corresponds to the financing granted to TGS for the sale of certain properties, plant and equipment belonging to the Oil and Gas business segment. This agreement was entered into in August 11, 2016 and consists of the payment of 119 monthly installments of US$ 623 thousands and a purchase option for the same amount payable at the end of the 120 months of contract life. As of December 31, 2016, this credit is included in other current and non-current receivables in an amount of $ 57 million and $ 733 million, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 44: OPERATIONS IN HYDROCARBON CONSORTIUMS

44.1 General considerations

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

44.2 Oil and gas areas and participation in joint-operations

As of December 31, 2016, the Company and associates are part of the joint operations and consortia for the exploration and production of oil and gas as indicated below:

			Participation			Duration Up To
Name	Note	Location	Direct	Indirect	Operator

Argentinian production
25 de Mayo - Medanito S.E.		Río Negro	100.00%	-	PAMPA	2026
Jagüel de los Machos		Río Negro	100.00%	-	PAMPA	2025
Bajada del Palo		Neuquén	3.85%	43.07%	PELSA	2025
Río Neuquén	(d)	Río Negro and Neuquén	33.07%	-	YPF	2027/2051
Entre Lomas		Río Negro and Neuquén	3.85%	43.07%	PELSA	2026
Sierra Chata		Neuquén	45.56%	-	PAMPA	2023
El Mangrullo		Neuquén	100.00%	-	PAMPA	2025
La Tapera - Puesto Quiroga		Chubut	35.67%	-	Tecpetrol	2027
El Tordillo		Chubut	35.67%	-	Tecpetrol	2027
Aguaragüe		Salta	15.00%	-	Tecpetrol	2023/2027
Gobernador Ayala	(a)	Mendoza	22.51%	-	Pluspetrol	2036
Charco del Palenque - Jarilla Quemada		Río Negro	3.85%	43.07%	PELSA	2034/2040
Anticlinal		Neuquén	15.00%	-	YPF	2026
Estación Fernández Oro		Río Negro	15.00%	-	YPF	2026
Rincón del Mangrullo		Neuquén	50.00%	-	YPF	2022
Senillosa		Neuquén	85%	-	PEPASA	2040

Foreign
Oritupano - Leona		Venezuela	-	22.00%	PDVSA	2025
Acema		Venezuela	-	34.49%	PDVSA	2025
La Concepción		Venezuela	-	36.00%	PDVSA	2025
Mata		Venezuela	-	34.49%	PDVSA	2025

Argentinian exploration
Parva Negra Este		Neuquén	42.50%	-	PAMPA	2018
Enarsa 1 (E1)	(c)	Continental Shelf offshore Argentina	25.00%	-	YPF	-
Enarsa 3 (E3)	(c)	Continental Shelf offshore Argentina	35.00%		PAMPA	-
				-

Chirete		Salta	50.00%	-	High Luck Group Limited	2017
Río Atuel		Mendoza	33.33%	-	Tecpetrol	2018
Borde del Limay	(b)	Neuquén	85.00%	-	PAMPA	2015
Los Vértices	(b)	Neuquén	85.00%	-	PAMPA	2015
Veta Escondida y Rincón de Aranda		Neuquén	55.00%	-	PAMPA	2027

(a)         The granting of the concession is in progress and the term will be 25 years from such granting.

(b)        It is in process of returning to Gas y Petróleo del Neuquén SA (“GyP”, permit holder).

(c)         The Company, in compliance with section 5.2 of the respective partnership agreements, informed to the partners of Enarsa 1 and Enarsa 3, its decision not to participate in retraining them in exploration permits according to section 30 of Law 27.007.

(d)        Within the concession agreement renegotiation with the Province of Río Negro, it was agreed to assign to EDHIPSA 5% of the rights and obligations inherent to the production concession in Rio Neuquén area in the Province of Río Negro, to be assumed in equal parts by the partners.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 44: (Continuation)

44.3 Production concession in the Veta Escondida area

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

At the date of these financial statements, the parties are negotiating a solution to the conflict taking into account the current situation of the industry and market.

44.4 Changes in working interest oil and gas areas

44.4.1 Parva Negra Area

Petrobras had submitted a request for an exploitation concession in Parva Negra area, holding a 100% interest. In 2014, Petrobras renegotiated its rights on the area and entered into a joint operation agreement with GyP, holder of the Parva Negra Este exploration permit, with GyP having a 15% interest and Petrobras (operator) having a 85% interest.

Regarding that circumstance, the Executive Branch of the Province of Neuquén, through Decree No. 575/2014, approved the joint operation agreement (UTE) for Parva Negra Este area, while Decree No. 1600/2015 approved Amendment No. 1 whereby EXXONMOBIL Exploration Argentina is authorized to participate. The Company has a 42.5% stake and the remaining commitment to drill 1 horizontal branch of approximately 2,500 meters in an exploratory well, and, if successful, to complete and test it, until the end of 2017.

44.4.2 Senillosa Area

On May 18, 2016, and subject to certain conditions subsequent, PEPASA and Rovella agreed on the assignment of Rovella’s 35% interest in the whole Senillosa joint venture in favor of PEPASA in consideration of the forgiveness of a debt it held with the company. Thus, PEPASA now holds an 85% interest in the Senillosa joint venture.

Lastly, as of the date of these financial statements and as a result of the low pressure and production in the wells, the long-term production trial was terminated and the built facilities were dismantled. Therefore, PEPASA recorded an impairment of Property, Plant and Equipment in the amount of $ 34.8 million under “Exploration Expenses”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 44: (Continuation)

44.5 Investment Commitments

In the Province of Río Negro, in the 25 de Mayo – Medanito, Jagüel de los Machos and Río Neuquén concessions, the Company committed to spend a total estimated amount of U$S 908 million in exploration and exploitation activities (U$S 451 million until 2017, U$S 266 million during the 2018-2020 period and U$S 191 million from 2021 onwards). Additionally, in Entre Lomas field concession, PELSA committed to spend a total estimated amount of U$S 492 million in exploration and exploitation activities as from the agreement’s effective date (U$S 173 million until 2017, U$S 140 million during the 2018-2020 period and U$S 179 million from 2021 onwards).

As of December 31, 2016, the Company has investment commitments for approximately U$S 6.7 million due to its interests in consortia in charge of the exploration of the Río Colorado, Río Atuel and Parva Negra Este blocks, including the drilling of exploratory wells. Lastly, PELSA has investment commitments in the amount of U$S 13.3 million. Totaling investment commitments for U$S 6.3 million until 2017, U$S 4.8 million during the 2018-2020 period and U$S 8.9 million from 2021 onwards for both companies.

44.6 35-Year Exploitation Concession over the Río Neuquén area in the Province of Neuquén

Pursuant to Decree No. 776/2016 passed on June, 13, 2016, the Executive Branch of the Province of Neuquén approved the Investment Memorandum of Agreement executed by Petrobras Argentina and such province, whereunder a 35-year non-conventional exploitation concession was granted over the Río Neuquén area, including a 5-year pilot development plan period.

This agreement mainly provides a duty to execute a pilot plan for the development of non-conventional hydrocarbons (tight gas) involving the drilling of 24 wells and the refurbishing of surface facilities from 2016 through 2020. Total investments for such period are estimated at U$S 346 million. The agreement provides for the payment of a fixed bond of U$S 5.7 million and a Corporate Social Responsibility Contribution in the amount of U$S 8.6 million.

In addition, through a payment of $ 208 million, differences in interpretation concerning the sales tax in the proceedings pending before the Tax Bureau of the Province of Neuquén were finally settled.

44.7 Transfer of production areas

On October 14, 2016, the Company perfected the sale of its 33.33% interest in the “Río Neuquén” area concession and its whole interest in the “Aguada de la Arena” area concession to YPF. On October 27, 2016, the Company consummated also the sale to an affiliate of Petrobras Brazil of 33.6% of all rights and obligations under the concession over the Neuquén River area and 100% of all rights and obligations in the Colpa and Caranda areas in Bolivia.

44.8 25 de Mayo-Medanito S.E. Concession in the Province of La Pampa

On March 30, 2016, the Legislature of the Province of La Pampa enacted a law declaring “of strategic interest” the 25 de Mayo-Medanito S.E. area located in that province with the purpose of transferring its possession to the province after the expiration of the original term of the concession to Petrobras for 25 years.

On October 29, 2016, the Province of La Pampa took possession of the 25 de Mayo-Medanito S.E area.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 44: (Continuation)

As a result of the foregoing, the Company recognized a loss of $ 213 million, mainly related to environmental remediation and retirement obligations, which is disclosed within other operating expenses in the statement of comprehensive income.

44.9 Operating Service Agreements

On October 29, 2016, PEPASA entered into an agreement with Pampetrol SAPEM, through which PEPASA will provide, for a one-year term, operation and production of hydrocarbons service in 25 de Mayo - Medanito SE area located in the Province of La Pampa, in exchange for a payment equivalent to approximately 62% of hydrocarbons production in this area. The related exploitation concession corresponds to Pampetrol and the before mentioned agreement does not grant the Company rights or participation in such concession.

Exploratory well costs

The following table provides the year end balances and activity for exploratory well costs, during the years ended December 31, 2016, 2015 and 2014:

	12.31.2016	12.31.2015	12.31.2014

At the beginning of the year	113	30	45
Increase for subsidiries acquisition	227	-	-
Increases	102	86	7
Transferred to development	(57)	-	-
Loss of the year	(111)	(3)	(22)
At the end of the year	274	113	30

Number of wells at the end of the year	7	6	6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 45: ECONOMIC AND FINANCIAL SITUATION OF GENERATION, TRANSMISSION AND ENERGY DISTRIBUTION SEGMENTS

45.1 Generation

45.1.1 HIDISA e HINISA

During fiscal years ended December 31, 2014 and 2015, HIDISA and HINISA have recorded gross and operating losses. This situation is mainly attributable to the negative impact SE Resolution 95/13 and its amending provisions have had on the remuneration as from the commercial transaction for the month of November 2013.

During fiscal year 2016, the economic and financial situation has experienced a significant improvement as a result of the following measures:

1)         On March 30, 2016, SE Resolution No. 22/16 updated the Remuneration Scheme set forth by SE Resolution No. 482/15 as from the economic transactions for the month of February, 2016, which represented an increase in the remunerations for fixed costs (120%), variable costs (40%) and maintenance works (100%).

2)         On September 7, 2016, HIDISA and HINISA executed with CAMMESA a Loan and Receivables Assignment Agreement for the execution of approved non-recurring maintenance works in the plants. For HIDISA and HINISA, this measure entailed the recognition during this year of revenues from sales for the remuneration accrued as from February 2015 for an amount of $ 18.8 a million plus financial interest in the amounts of $ 3.6.

Lastly, on February 2, 2017, SE Resolution No. 19/17 abrogated the remuneration scheme set forth by SE Resolution No. 22/16 as from the economic transactions for the month of February 2017, which represented a new income increase for the Company mainly due to: i) a higher availability of power capacity, which is determined independently of the reservoir level, thus eliminating hydrology risks; ii) a higher price as a result of its dollarization, thus minimizing the risk associated with exchange rate fluctuations.

Consequently, as from the implementation of the above-mentioned regulatory measures, HIDISA and HINISA have managed to successfully reestablish the economic and financial balance of their business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 45: (Continuation)

45.1.2 CPB

During the year ended December 31, 2016, CPB recorded operating losses for $ 114,6 million. This situation is mainly attributable to the negative impact on availability and generation—with the resulting decrease in the collected fixed and variable remuneration— for the following events: (i) the delay throughout the first quarter in unit TV29’s commissioning after the conclusion of the major maintenance; and (ii) certain sudden outages of unit TV30 throughout the first semester, added to the commencement of the major maintenance on August 15. Additionally, CPB has borne a heavier financial burden during the year due to the cessation of capitalization and the resulting full impact on results of the portion of CAMMESA financing destined to the maintenance of unit TV29 as from its commissioning, as well as the impact of the increase in the foreign exchange rate on CPB foreign-currency denominated liabilities, mainly those related to the main agreements under the 2015-2016 Technological Upgrade Works. However, CPB is expected to revert this situation with the consolidation of unit TV29’s reliability and availability and once unit TV30’s major maintenance is concluded.

As of December 31, 2016, CPB’s working capital was negative in the amount of $ 660 million. It should be pointed out that CPB has recorded financing with affiliates in the amount of $ 449 million under “Loans”, which will be partially refinanced through future disbursements by CAMMESA under the Major Maintenances Financing Agreement.

Although the conditions for the repayment of the loan are subject to the Plant's availability and generating capacity, the financial burden could continue exceeding its operating results, thus affecting CPB’s economic equation.

Notwithstanding the foregoing, and according to the estimates made by CPB’s Management, there is no significant substantial doubt on CPB´s ability to continue operating as an on-going business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 45: (Continuation)

45.2 Electricity distribution

In fiscal year 2016, Edenor recorded, as it did in fiscal years 2012, 2013 and 2014, negative operating and net results, thus deteriorating once again its economic and financial situation, which had temporarily improved in 2015 as a consequence of the issuance by the SE of Resolution No. 32/15, which addressed the need for the adjustment of the distribution companies’ resources and considered that the adoption of urgent and interim measures was necessary in order to maintain the normal provision of the public service, object of the concession.

This imbalance in the business equation was caused by the delay in the compliance with certain obligations under the Adjustment Agreement, especially with regard to both the recognition of the semiannual rate adjustments resulting from the MMC, and the carrying out of the RTI, mitigated by the adoption of certain interim measures.

In line with the above-described situation, on December 16, 2015, the Executive Power issued Executive Order No. 134, which declared the state of emergency in the country’s electricity sector and authorized the MEyM to implement a plan of action for the generation, transmission and distribution of electricity at national level and guarantee the provision of the electricity public service under adequate economic and technical conditions.

As part of the measures aimed at the restructuring of the electricity sector, in January 2016, the MEyM issued Resolutions Nos. 6 and 7 and the ENRE its Resolution No. 1 (hereinafter the “Resolutions”), which approved a new electricity rate system that reflects the new generation cost and seeks to partially adjust the distribution companies’ revenue in order for them to be able to cover their operating costs and make investments. This new electricity rate system protects those sectors that cannot afford the full cost of the service through the creation of a “Social Tariff” and special tariffs for different public welfare entities, is accompanied by a program aimed at reducing the consumption of electricity and provides for the billing of electricity consumption on a monthly basis in order to soften the impact of the increases on customers.

At the same time, the aforementioned MEyM Resolution No. 7/16 repealed SE Resolution No. 32/15, pursuant to which the government grant mentioned in the first paragraph of this Note had been granted, and instructed the ENRE to take all the necessary steps to conclude the RTI before December 31, 2016. In this regard, the ENRE issued the Resolution that approved the program for the Review of the distribution tariff, establishing the criteria and methodologies for the process. As a result, on October 28, 2016, the public hearing necessary to define the electricity rate schedule for the next period was held and the new electricity rate schedule, effective as from February 1, 2017, was issued (Note 2.3.1.3).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 45: (Continuation)

Despite these advances, as from May 2016, different courts granted provisional remedies ordering the temporary suspension of the Resolutions in all the Province of Buenos Aires.

Subsequently, and as a consequence of the judgment passed by the Supreme Court of Justice of Argentina on September 6, 2016 in the “Abarca” case, whereby the provisional remedy granted by Division II of the Federal Appellate Court of La Plata (Note 2.3.1.8) was revoked, the MEyM through Resolution No. 197/16, and the ENRE by means of Resolution No. 523/16 set forth the modality of payment of the debt with the MEM for energy purchases, as well as the customer billing methodology, including the treatment to be given to the unpaid retroactive amounts as a consequence of the aforementioned provisional remedy.

Furthermore, with regard to the economic effects of the provisional remedies that affected La Matanza and Pilar jurisdictions, which suspended the application of MEyM Resolutions Nos. 6 and 7/16 and ENRE Resolution No. 1/16, the MEyM instructed CAMMESA to issue credit notes for the effects of the aforementioned provisional remedies.

In that regard, Edenor has absorbed the higher costs associated with the provision of the service and complied with the execution of the investment plan and the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service in a satisfactory manner in terms of quality and safety, which in a context of constant increase in the demand for electricity, has deteriorated Edenor's economic and financial equation over all these years.

As a consequence of that which has been mentioned in this Note, as of December 31, 2016 the negative working capital amounts to $ 2.9 billion, which includes the amount owed to CAMMESA for $ 1.8 billion plus interest accrued as of December 31, 2016, in respect of which Edenor has submitted a payment plan proposal based on available and projected cash flows. At the date of issuance of these financial statements, no reply from CAMMESA has yet been received.

In spite of this scenario, considering the application of the RTI as from February 1, 2017, Edenor’s Board of Directors is optimistic that the new electricity rates will result in Edenor’s operating once again under a regulatory framework with clear and precise rules, which will make it possible not only to cover the operation costs, afford the investment plans and meet debt interest payments, but also to deal with the impact of the different variables that affect Edenor’s business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 46: GENERATION PROJECTS

46.1 Thermal Generation Projects (ES Resolution No. 21/16)

Under the MEyM call for the hiring of new thermal generation capacity, Pampa subsidiaries have submitted four different new generation projects, out of which only one was finally awarded.

The awarded project consists of the expansion of CTLL plant’s generating capacity through the installation of a new GE aeroderivative gas turbine (model LMS100) with a gross generation capacity of 105 MW, which will be commissioned for service in August, 2017. The estimated cost of the project amounts to U$S 90 million, plus VAT. CTLL has entered into project and maintenance agreements for the unit with the main suppliers and contractors.

Additionally, CTLL has executed with CAMMESA an agreement for the sale of the energy and power generated by the new unit for a term of 10 years as from the project’s commissioning, with a fixed price of U$S 24,000 MW/month during the first 6 years, U$S 23,000 MW/month for the following two years and U$S 20,000 MW/month for the last two years. The agreed variable price is U$S 12 MWh.

46.2 Purchase of Albares Renovables Argentina S.A. (“Albares”)

On September 14, 2016, Petrobras acquired 100% of the capital stock and voting rights in Albares for an approximate value of U$S 6 million. This company was awarded the construction of a new thermal generation plant in Parque Industrial Pilar under the Call to Companies interested in Offering New Thermal Capacity with an Availability Commitment within the WEM. The project, with a total capacity of 100 MW, consists of the installation of 6 engine generators with a net power of 16.5 MW each and both natural gas and fuel oil consumption capacity. In this respect, Albares executed a demand agreement with CAMMESA with the commitment to install the above-mentioned electric generation engines.

The cash payment of the Company for the acquisition of Albares amounted to $ 89 million, and is disclosed in the line " Payment for companies’ acquisitions" within the investment activities in the consolidated statement of cash flows.

46.3 2014 Thermal Generation Availability Increase Agreement

On September 5, 2014, the Company, together with its generation subsidiaries (the “Generators”) executed a new thermal generation availability increase agreement with the National Government through the application of LVFVDs and the generators’ own resources (the “2014 Agreement”).

Conditional upon the meeting of certain precedent conditions precedent, the 2014 Agreement provided for an enhanced generation capacity in CTLL’s Plant by incorporating two 8 MW each engine generators and one 105 MW high-efficiency gas turbine, with an estimated investment of $ 930 million (jointly, the “Project”).

On July 15, 2016, the new 105 MW high-efficiency gas turbine, which makes up the project to expand CTLL’s generating capacity by 120 MW, was commissioned for service.

As at the issuance of these Consolidated Financial Statements, CTLL is negotiating with CAMMESA a WEM Supply Agreement pursuant to SE Resolution No. 220/07 which will partially remunerate the energy and power generated by the new unit.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 46: (Continuation)

46.4 Renewable Energies Projects

Under the MEyM’s Call for the hiring of electric power from renewable sources —the “RenovAr Program (Round 1)”— CTLL submitted the following generation projects.

In order to develop various wind projects, the Company acquired several companies for a purchase price or $ 78 million, which is disclosed in the statement of cash flow under the line item “Payment for companies’ acquisitions” within investment activities.

46.4.1       Greenwind Argentina S.A. (“Greenwind”) – Corti Wind Farm

On April 18, 2016, CTLL acquired 100% of Greenwind's capital stock and equity for an amount of U$S 2.1 million. Greenwind is a corporation organized in Argentina the main objective of which is the development of the “Corti” wind power project, which consists of the installation of a 100 MW capacity farm in Bahía Blanca, Province of Buenos Aires. Greenwind holds a right of usufruct over a 1,500-hectare plot of land where wind measurements have been taken during the last four years.

46.4.2       Parques Eólicos del Fin del Mundo S.A. (“PEFMSA”) - De la Bahía Wind Farm

On May 17, 2016, CTLL acquired 100% of PEFMSA's capital stock and equity for an amount of U$S 0.7 million. PEFMSA is a corporation organized in Argentina the main objective of which is the development of the “Parque Eólico de la Bahía” wind power project, which consists of the installation of a 50 MW capacity farm in Bahía Blanca, Province of Buenos Aires. PEFMSA holds a right of usufruct over a 500-hectare plot of land where wind measurements have been taken during the last four years.

46.4.3       Parques Eólicos Argentinos S.A. (“PEASA”) - Las Armas Wind Farm

On August 25, 2016, CTLL acquired 100% of PEASA's capital stock and equity for an amount of U$S 3 million. PEASA is a corporation organized in Argentina the main objective of which is the development of the “Parque Eólico Las Armas” wind power project, which consists of the installation of a 50 MW capacity farm in Las Armas, District of Maipú, Province of Buenos Aires. PEASA holds a right of usufruct over two neighboring plots with an approximate total surface of 440 hectares, where wind measurements have been taken.

NOTE 47: OPERATIONS IN ECUADOR

As from 2006 the Ecuadorian government implemented far-reaching tax and regulatory reforms in connection with hydrocarbon activities, which involved material changes in the conditions set forth at the time of execution of participation agreements.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 47: (Continuation)

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

Finally, on February 26, 2014 the request for arbitration against Ecuador and EP Petroecuador, was presented in the above terms. On August 3, 2015, the defendants filed a jurisdiction objection alleging that EP Petrecuador was not to be part of the process and requesting the bifurcation of the same.

On October 13, 2015 the Tribunal issued Procedural Order No. 2, in which it rejected a request for bifurcation requested by the defendants. In January 2017, the trial hearings were held for five days. Prior to the issuance of the award by the Arbitral Tribunal, the parties must jointly file the final arguments brief on March 31, 2017 and on May 5, 2017, the counterpart´s arguments.

As of December 31, 2016 the Company has recorded $ 850 million to be recovered from the Ecuadorian State in accordance with the provisions of the Amendments Agreement, disclosed in Other non-current receivables. This amount does not include the interest calculation for update, as the Company believes that it is not possible to determine with certainty the interest rate to be applied.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 47: (Continuation)

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

In the third quarter of 2015, the Company, through Petrobras Bolivia Internacional S.A., reassumed the obligations previously assigned to Teikoku Oil Ecuador relating to the mentioned agreement and received a USD 95 million payment. As of December 31, 2016 the Company carries a liability for the net transport capacity hired from OCP, in current and non-current provisions for $ 394 million and $ 366 million, respectively. The premises used in calculation of the provisions mainly include the estimate of the applicable rate and the transport capacity used by third parties. The discount rates used in the measurement consider the type of liability in question, the business segment and the country where the transactions are conducted. In the assessment of liabilities as of December 31, 2016, the Company reviewed the assumptions used for the calculation based on the progress in the contractual renegotiations, which resulted in a $ 150 million net profit under “Other operating income”. No additional obligations resulting from contractual renegotiations are estimated as of December 31, 2016.

The Company must hold letters of credit to ensure compliance with its financial commitments under the Ship or Pay transport contract with OCP and the commitments related to OCP trade payables. The letters of credit, falling due in December 2018, will be gradually released in the same proportion as those commitments become extinguished. As of December 31, 2016, the Company holds letters of credit for US$ 44.5 million, which are disclosed under “Other current receivables” in the line item “Guarantee deposits”. The Company is required to renew or replace the letters of credit as they fall due; otherwise, those amounts shall be paid in cash.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 48: NEGATIVE WORKING CAPITAL

As of December 31, 2016, the Company’s working capital was negative and amounted to $ 6.913 million. This deficit has been generated mainly in the following segments: (i) Electricity distribution, through its indirect subsidiary Edenor, as a result of the situation described in Note 45.2 and (ii) Holding and others, through the Company, mainly as a result of financing for the acquisition of the majority shareholding of Petrobras.

This deficit has been partially offset by the other subsidiaries, which have positive working capital.

Subsequent to the closing date of these financial statements, the Company has managed to reverse the situation through the issuance of the Company Class 1 Notes for a nominal amount of US$ 750 with a maturity of 10 years as of January 24, 2017.

NOTE 49: profit distributions

Dividends

In accordance with Law No. 25,063, passed in December 1998, dividends distributed in cash or in kind, in excess of accumulated tax profits at the end of the year immediately before the date of payment or distribution, will be subject to a 35% income tax withholding in a single and final payment. To such effect, income to be considered in each fiscal year will be that resulting from adding to the specific income determined pursuant to the general provisions of the Income Tax Act the dividends or earnings from other companies not computed within the determination of such income during the same fiscal periods.

NOTE 50: SHARE BASED PAYMENTS

Opportunities Assignment Agreement

On September 27, 2006, the Company entered into an Opportunities Assignment Agreement whereby certain officers undertook to offer the Company, on a priority basis, all investment opportunities above US$ 5 million they detect within the Company’s investment guidelines. In consideration of this commitment, the Company has granted these officers Warrants for up to 20% of its capital stock (the “Warrants Issuance Agreements”).

On April 16, 2009, the parties agreed on the following modifications to the Opportunities Assignment Agreement and the Warrants Issuance Agreements:

i) the term of the agreement was extended for five years, until September 27, 2014;

ii) one-fifth of the Warrants will accrue annually, as from September 28, 2010 and until September 28, 2014, and Warrants will remain in effect for fifteen years as from the date of issuance.

iii) their exercise price was set at US$ 0.27 per warrant.

On September 28, 2014, the Opportunities Allocation Agreement terminated, having been complied of all stipulated obligations. Furthermore, as from the stated date all Company shares’ purchase options granted to the Officers may be actually exercised, according to the following expiration dates and exercise prices:

Expiration	Price of the year (U$S)	Stock Options
04.26.2024	0.27	111,500,000
04.26.2024	0.27	150,000,000
04.26.2024	0.27	120,048,564

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 50: (Continuation)

The fair value of these Warrants has been measured according to the Black-Scholes valuation model. The main variables considered in such model are the following: (i) a 27% volatility, based on the historical volatility of the Company; (ii) 3% dividends; and (iii) a 4.63% risk-free U.S. dollars interest rate.

Regarding these Warrants, the Company has recognized a total $ 266.1 million in profit and loss, with an offsetting entry in an equity reserve during the life of the Opportunities Assignment Agreement.

On November 23, 2015, the Company received a notification from Merrill Lynch, Pierce, Fenner & Smith Incorporated, which, acting as attorneys in fact for the holders of all warrants, formally communicated the decision to exercise, conditional upon the meeting of certain conditions, all warrants against the payment of the set exercise price.

In furtherance of the obligations under the Warrants Issuance Agreements, on December 1, 2015, against the payment of US$ 103,018,112, that is US$ 0.27 per common share or its equivalent in pesos, the Company issued 381,548,564 new common shares in the form of American Depositary Shares (“ADS”).

After the issuance, these new common shares represent 22.5% of the company's capital stock and voting rights. Thus, the Company's capital stock now consists of 1,695,859,459 common shares in book-entry form with a face value of $ 1 each and each granting the right to one vote. Both the capital increase and the public offering and quotation of the issued shares are duly authorized by the CNV and Mercado de Valores.

Therefore, the Company recognized in its Statement of Changes in Shareholders’ Equity additional paid-in capital in the amount of $ 883.3 million and a $ 266.1 million decrease in reserves.

The movements in the number of Warrants and their respective average exercise prices are detailed below:

	12.31.2015		12.31.2014
	Stock Options	Average price of the year in USD	Stock Options	Average price of the year in USD
At the beginning	381,548,564	0.27	381,548,564	0.27
Granted	-	-	-	-
Excercised	(381,548,564)	0.27	-	-
At the end	-	-	381,548,564	0.27

Company Value Sharing (the “Company-Value Compensation”)

On November 6, 2013, PEPASA’s Extraordinary General Meeting of Shareholders resolved to approve a variable and contingent compensation to certain officers equivalent to 7% of the capital stock after the Company’s capital stock increase, valued based on the difference between the share’s market value at the time of exercising the right and a given value of US$ 0.1735 per share determined at the exact moment of the capital stock increase.

On January 13, 2014, the capital stock increase was carried out and the rights granted to Officers to receive the Company-Value Compensation became effective.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 50: (Continuation)

The variable remuneration may be required by officers as follows:

1)            25% as from June 2015

2)            7.14% as from December 2015

3)            32.15% as from June 2016

4)            35.71% as from June 2017

The given right may be monetized at any time from the date of effective enforcement until November 15, 2020 (by 5%) and 11 January 2021 (for the remaining 2%) over 7% of the share capital calculated according to what was detailed in the first paragraph of the note.

The fair value of the Option has been measured according to the Black-Scholes valuation model. The main variables considered in such model are the following:

1)            54.3% volatility based on the volatility of the shares of other comparable companies;

2)            1,6886% risk-free U.S. dollars interest rate;

As of September 30, 2014, PEPASA has recognized this compensation’s in profit or loss (with a credit under “Other Liabilities”) on amount of $ 50.5 million, considering a share market value of $ 15.25.

Since its organization, the Company's growth and performance has far exceeded all initially defined metrics, parameters, and development and business plans.  Therefore, and in view of its officers' significant contribution to meeting such goals, on December 28, 2015, PEPASA entered into an amendment to the compensation agreement providing for the full and irrevocable accrual of the variable remuneration to be collected by officers regarding the percentages which are not yet due effective as from that date, without this affecting the previously described enforceability.

As of December 31, 2016, PEPASA recognized $ 608 million in results as the above mentioned compensation cost (with an offsetting entry in Other Debts), out of which $ 381 million were accrued in results during this fiscal year. The average market value of the share for December 2016 amounted to $ 74.87.

On January 18, 2017, the executives requested the monetization of a significant portion of the right already vested, which was canceled by the company on January 31, 2017.

Stock-based Compensation Plan - Specific Program for the 2017-2019 Period

On February 8, 2017, the Company’s Board of Directors approved the creation of a stock-based compensation plan and the first Specific Program (2017-2019), whereby certain officers and other key staff covered by each Specific Program will receive a certain number of company shares within the stipulated term aiming to encourage the alignment of the employees performance with the Company’s strategy and to generate a clear and direct link between the creation of value for shareholders and the employees’ compensation.

The number of shares is calculated based on a percentage over the total annual remuneration, plus the bonus assigned to each covered employee, divided by the weighted average price, in pesos, of the Company’s share and ADR for the same period, provided the employment relationship continues at least as at each vesting date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 50: (Continuation)

Furthermore, the Company’s Board of Directors approved the acquisition of own shares in the market as a means of implementing the Plan.

The Company’s General Shareholders' Meeting held on April 7, 2017 ratified the approval of the stock-based compensation plan, as well as its terms and conditions.

The first Specific Program was established for a three-year period, between 2017 and 2019, and considers the compensation period comprised between August 1 and December 31, 2016, plus the assigned bonus, as the basis for calculating the number of shares, with one-third vesting each year, which will be awarded together with the payroll for April of the year following the vesting date.

As of December 31, 2016, expenses for $ 2 million with an offsetting entry in shareholders’ equity were accrued.

Shares to be purchased and delivered to employees on account of the application of the first Specific Program for the 2017-2019 period amount to 383,198. As of the date of issuance of these financial statements, the Company repurchased in open market operations 193,000 ordinary shares and 92,280 ADRs, at an average price of AR$ 28.49 per ordinary share and U.S.$ 46.36 per ADR.

Edenor´s Share-based Compensation Plan

In the last months of fiscal year 2016, Edenor’s Board of Directors approved the use of treasury shares for the creation of a Global Compensation Plan with the purpose of remunerating and retaining the Edenor’s key personnel. The employees included in the plan will receive a certain amount of those shares in the term provided for by the referred to program.

As of December 31, 2016, Edenor estimated that approximately 1.6 million shares will be granted to its employees as additional remuneration for fiscal year 2016.

The amount accrued in the year, determined on the basis of the fair value of the treasury shares at the grant date, amounted to $ 20 million with a contra account in Equity.

NOTE 51: TRANSACTIONS WITH NON-CONTROLLING INTERESTS

Sale of a non-controlling interest in Edenor

During the year 2014, PISA has sold, through different market transactions, all its Edenor’s ADRs share (973.190 ADRs equivalent to 19.5 million of shares), which represented about 2% of the Company’s equity interest. For these operations, the Company has recorded $ 61.7 million as additional paid-in capital.

NOTE 52: CHANGE OF CORPORATE HEADQUARTERS

On September 27, 2016, as a result of the relocation of the Company’s offices, the Board of Directors resolved to change the Company’s legal domicile to Maipú 1, City of Buenos Aires. As of the date of issuance of these financial statements, these resolutions has been registered with the Superintendence of Corporations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 53: DOCUMENTATION KEEPING

On August 14, 2014, the National Securities Commission issued General Resolution No. 629, which introduced modifications to the provisions applicable to the keeping and conservation of corporate and accounting books and commercial documentation. To such effect, the Company and its subsidiaries Edenor, CTG, CTLL, EASA and PEPASA have sent non-sensitive work papers and information corresponding to the periods not covered by the statute of limitations for their keeping in the Administración de Archivos S.A (AdeA)’s data warehouse located at Ruta 36, km 34.5, Florencio Varela, Provincia de Buenos Aires and in the Iron Mountain Argentina S.A.’s data warehouses located at the following addresses:

-          Azara 1245 –C.A.B.A.

-          Don Pedro de Mendoza 2163 –C.A.B.A.

-          Amancio Alcorta 2482 C.A.B.A.

-          San Miguel de Tucumán 601, Carlos Spegazzini, Municipality of Ezeiza, Province of Buenos Aires.

On February 5, 2014, Iron Mountain S.A.’s warehouse located at Azara 1245 suffered a publicly known accident.

However, according to an internal study conducted by the Company and timely reported to the National Securities Commission on February 12, 2014, approximately 15% of the documentation which the Company, CTG, CTLL, EASA and PEPASA had deposited with Iron Mountain S.A. may be located at the warehouse where the incident took place.

On February 18, 2014, Edenor informed the National Securities Commission that the accident may have affected between 20% and 30% of all the documentation sent to Iron Mountain S.A. for its custody.

At the date of issuance of these financial statements, the Company has been informed that according to Iron Mountain’s records, the boxes are probably located in the areas where the incident took place, although they cannot provide more detailed information until they are granted access to the facilities.

A list of the documentation delivered for storage, as well as the documentation provided for in Article 5.a.3) Section I, Chapter V, Title II of the PROVISIONS (2013 regulatory provisions and amending rules), is available at the Company headquarters.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 54: SUBSEQUENT EVENTS

Issuance of Clase 1 Bonds

On January 22, 2016, the Company Ordinary and Extraordinary General Shareholders’ Meeting approved the creation of a global Simple Corporate Bond Program, not convertible into shares, for up to U$S 500 million or its equivalent in other currencies, and the issue under the same program to its maximum amount at any time, to be issued in one or more classes and / or series.

On November 17, 2016, the Company’s Ordinary Meeting of Shareholders approved the extension for up to US$ 1,000 million or its equivalent in foreign currencies of this global corporate bonds program, and the issuance under such program of corporate bonds (simple, non-convertible into shares) for up to the maximum amount set in the Corporate Bonds Program outstanding at any time, to be issued in one or more classes and/or series.

On January 24, 2017, the Company issued Class 1 Corporate Bonds for a face value of $ 750 million and an issuance price of 99.136%, which will accrue interest at a 7.5% fixed rate and will mature on January 24, 2027. Interest will be payable semiannually as from July 24, 2017. Proceeds from the issuance of these Bonds are wholly destined to invest in assets located in Argentina, integrate working capital, refinance existing liabilities and/or make capital contributions to certain of our subsidiaries or associates with funds application for the purposes described before.

PEPASA’s Loans

On February 24, 2017, PEPASA entered into the following financial loan agreements:

a)       Galicia: US$ 45 million subject to 1.3% fixed rate, with maturity on August 21, 2017;

b)       ICBC: US$ 15 million subject to 2.5% fixed rate, with maturity on February 16, 2018.

The obtained funds were allocated to working capital financing, and to pre-cancellation of the following loans:

a)       Syndicated: $ 142 million with the CITI bank with maturity on January 28, 2017;

b)       STV Class 14: $ 296 million with maturity on April 15, 2017;

c)       ON Series 7: $ 310 million with maturity on August 3, 2017.

On March 1, 2017, PEPASA canceled Galicia Bank loan in an amount of US$ 6.7 million and through a new loan agreement with the same bank for an amout of US$ 10 million subjecto to 1.9% fixed rate and with maturity on November 27, 2017.

Finally, on March 15, 2017, PEPASA canceled in advance US$ 105 million related to the outstanding loan with Santander Bank with maturity on December 13, 2017.

Greenwind

On March 10, 2017 CTLL and PP sold 50% of Greenwind's voting capital stock to Valdatana Servicios and Gestiones S.L.U., an investment vehicle of Castlelake L.P, for a total amount of US $ 11.2 million.

General Ordinary and Extraordinary Shareholders’ Meeting

On April 7, 2016, the Company’s General Ordinary Shareholders’ Meeting approved the allocation of earnings for the fiscal year ended December 31, 2016, which amounted to $ 1.352 million, as follows: $ 68 million to the legal reserve, and $ 1.284 million to the voluntary reserve.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 54: (Continuation)

The Company’s General Extraordinary Shareholders’ Meeting approved an increase up to U.S.$2,000 million in the Pampa Corporate Bonds Program. In addition, the Pampa Corporate Bonds Program now contemplates the possibility of issuing Convertible Notes for up to a maximum of US$ 500 million. In order to issue such instrument, certain requirements to be met have been established.

Regularization regime (moratorium)

On March 31, 2017, the Company adhered to the regularization regime (moratorium) provided for Law No. 27,260 in relation to certain tax claims and provisions. The Company related liabilities were mainly attributable to contingencies identified in the Petrobras’s acquisition process including interpretation differences with the Argentine tax authority regarding i) the time of recording well abandonment expenses for income tax purposes, ii) the exemption from the Tax on Personal Assets as Substitute Taxpayer for the shareholder PPSL; iii) the Tariff heading used by the Company for certain exported products; and iv) inaccurate customs regarding the importation of a turbine supplied by Siemens Germany, including certain spare parts that had not been required nor declared by the Company. In relation to the last matter described before, the Company entered into an agreement with Siemens pursuant to which Pampa will receive the reimbursement of related incurred costs. As of December 31, 2016 the carrying amount of the matters that were included in the moratorium amounted to $ 1,283.3 million and $ 667.9 million disclosed as provisions and tax payables, respectively.

As the adhesion to the regularization regime provided for benefits of releasing tax fines and reducing compensatory interests, the Company has recorded on March 31, 2017 a net gain of approximately $300 million, which in turn, generated the payment of approximately $171 million to Petrobras Brazil as contingent consideration payable in accordance to the share purchase agreement for the acquisition of Petrobras.

Edenor’s penalties – ENRE Note No. 125,248

On March 29, 2017, through Note No. 125,248 the ENRE established a new methodology for the calculation of fines and penalties, determining that fines must be valued according to the KWh values in effect as of the first day of the semester during which the event giving rise to the penalty occurred or the KWh value in effect as of the day of occurrence of the event in the case of penalties arising from specific events.

In addition, fines and penalties, accrued and not imposed during the Transition Period of the Adjustment Agreement  must be updated using the consumer price index, that the BCRA uses to elaborate the multilateral real exchange rate index, corresponding to the month prior to the semester during which the event giving rise to the penalty occurred or the month prior to that on which specific penalty event occurred, till the previous month of the day on which the penalty was imposed . Those fines and penalties accrued and imposed since the date of issuance of the Note No. 120,151 through the completion of the RTI on February 1, 2017 (i.e., the period between April, 2016 and February, 2017) must also be updated using the consumer price index.

In the case of penalties which had been imposed but remain unpaid, the 30 days interest rate of the BNA corresponding to commercial discounts shall apply, as from the day when the penalty was imposed through the day of payment.

Edenor’s Long-Term Incentive Plan

In 2017, the “long term incentive plan” addressed to Edenor’s staff was developed with the purpose of keeping and attracting Edenor’s key staff and promoting the highest performance by offering Edenor’s shares to the executive and management levels and other key employees. Edenor’s plan will be administered and executed by an implementing committee to be composed of three members of Edenor’s Executive Committee, which, in April of each year will decide on the implementation of the plan for the respective calendar year and shall issue the corresponding annual granting resolution.

SUPPLEMENTARY INFORMATION ON OIL AND GAS ACTIVITIES (UNAUDITED)

The following information on oil and gas activities has been prepared in accordance with the methodology prescribed by ASC No. 932 "Extractive Activities - Oil and Gas", as amended by ASU 2010 - 03 “Oil and Gas Reserves, Estimation and Disclosures”, issued by FASB in January 2010 in order to align the current estimation and disclosure requirements with the requirements set in the SEC final rules and interpretations, published on December 31, 2008. This information includes the Company’s and its subsidiaries’ oil and gas production activities as well as the equity shares in its associates valued by the equity method.

Costs incurred

The following table presents those costs capitalized as well as expensed that were incurred during each of the years ended as of December 31, 2016, 2015 and 2014. The acquisition of properties includes the cost of acquisition of proved or unproved oil and gas properties. Exploration costs include geological and geophysical costs, costs necessary for retaining undeveloped properties, drilling costs and exploratory well equipment. Development costs include drilling costs and equipment for developmental wells, the construction of facilities for extraction, treatment and storage of hydrocarbons and all necessary costs to maintain facilities for the existing developed reserves.

	12.31.2016		12.31.2015	12.31.2014
	Consolidated companies	Equity method investment	Consolidated companies	Consolidated companies

	Argentina	Venezuela	Argentina	Argentina
	(Stated in millions of Argentine pesos)
Acquisition of properties
Proved	10,436	-	-	-
Unproved	528	-	-	-
Total property acquisition	10,964	-	-	-
Exploration costs	138	-	78	-
Development costs	2,951	2,282	2,135	617
Total costs incurred	14,053	2,282	2,213	617

Capitalized cost

The following table presents the capitalized costs as of December 31, 2016, 2015 and 2014, for proved and unproved oil and gas properties, and the related accumulated depreciation as of those a dates.

	12.31.2016		12.31.2015	12.31.2014
	Consolidated companies	Equity method investment	Consolidated companies	Consolidated companies

	Argentina	Venezuela	Argentina	Argentina
	(Stated in millions of Argentine pesos)
Proved properties
Equipment, camps and other facilities	1,745	-	275	7
Mineral interests and wells	16,075	9,921	1,928	796
Other uncompleted projects	1,313	-	900	93
Unproved properties	274	-	78	-
Gross capitalized costs	19,407	9,921	3,181	896
Accumulated depreciation	(3,197)	(6,484)	(441)	(166)
Total net capitalizedcosts	16,210	3,437	2,740	730

 Results of operations

The breakdown of results of the operations shown below summarizes revenues and expenses directly associated with oil and gas producing activities for the years ended December 31, 2016, 2015 and 2014. Income tax for the years presented was calculated utilizing the statutory tax rates.

	12.31.2016		12.31.2015	12.31.2014
	Consolidated companies	Equity method investment	Consolidated companies	Consolidated companies

	Argentina	Venezuela	Argentina	Argentina
	(Stated in millions of Argentine pesos)
Revenue	6,737	232	847	290
Intersegment sales	1,298	-	96	67
Surplus Gas Injection Compensation	2,262	-	547	127
Production costs, excluding depreciation
Operating costs and others	(2,972)	(4,555)	(313)	(116)
Royalties	(1,035)	(76)	(120)	(49)
Total production costs	(4,007)	(4,631)	(433)	(165)
Exploration expenses	(135)	-	(3)	(22)
Depreciation, depletion and amortization	(2,114)	(116)	(276)	(81)
Results of operations before income tax	2,743	(4,515)	682	149
Income tax	(960)	1,449	(239)	(52)
Results of oil and gas operations	1,783	(3,066)	443	97

Estimated oil and gas reserves

Proved reserves estimated quantities of oil (including crude oil, condensate and natural gas liquids) and natural gas, which available geological and engineering data demonstrates with reasonable certainly to be recoverable in the future from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods. The choice of method or combination of methods employed in the analysis of each reservoir was determined by the stage of development, quality and reliability of basic data, and production history.

The Company believes that its estimates of remaining proved recoverable oil and gas reserve volumes are reasonable and such estimates have been prepared in accordance with the SEC rules, which were issued by the SEC al the end of 2008.

The Company estimates its reserves at least once a year. The Company reserves estimation as of December 31, 2016 was evaluated by Gaffney, Cline & Associates. The evaluation covered 100% of the estimated reserves located in areas operated by the Company. Gaffney, Cline & Associates evaluated the proved oil and natural gas reserve estimates in accordance with Rule 4-10 of Regulation S-X, promulgated by the SEC, and in accordance with the oil and gas reserves disclosure provisions of ASC Topic 932 of the FASB. We provided all information required during the course of the evaluation process to Gaffney, Cline & Associates’s satisfaction.

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

The closing date of the Acquisition was on July 27, 2016. As a result, the reconciliation of the reserves data of Pampa between December 31, 2015 and December 31, 2016 is not presented on a consolidated basis.

Prior to 2015, PEPASA (Pampa’s sole oil and gas interest prior the Acquisition) did not have any third-party reserves certification reports because such reports were not required under any reporting requirements to which PEPASA is subject.  Accordingly, the information underlying such third-party reports and certain of the information specified under the requirements for disclosure by registrants engaged in oil and gas producing activities under Subpart 1200 of Regulation S-K were not prepared for periods prior to December 31, 2015.  As a result, PEPASA is unable to provide comparisons between information on the values of reserves in 2015 with values from years prior to 2015.

The following table sets forth the estimated oil (including crude oil, condensate and natural gas liquids) and natural gas net proved reserves as of December 31, 2016 and 2015:

	Reserves as of December 31, 2016			Reserves as of December 31, 2015
Reserves category	Crude oil, condensate and natural gas liquids (millons of barrels)	Natural Gas (billons cubic feet)	Oil Equivalent (MMboe)	Crude oil, condensate and natural gas liquids (millons of barrels)	Natural Gas (billons cubic feet)	Oil Equivalent (MMboe)

PROVED Developed	35.4	388.2	100.1	0.4	81.9	14.0

PROVED Undeveloped	11.5	193.9	43.9	0.0	22.3	3.7

Total proved reseves (developed and undeveloped)	46.9	582.1	143.9	0.4	104.2	17.7

Standardized measure of discounted future net cash flows

The following table discloses estimated future cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas. As prescribed by SEC Modernization of Oil and Gas Reporting rules and ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities - Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities), such future net cash flows were estimated using the average first day of the month price during the 12- month period for 2016 and using a 10% annual discount factor. Future development and abandonment costs include estimated drilling costs, development and exploitation installations and abandonment costs. These future development costs were estimated based on evaluations made by the Company and operators of the fields in which the Company has an interest. The future income tax was calculated by applying the statutory tax rates in affect in effect in the respective countries in which we have interests, as of the date this supplementary information was filed.

This standardized measure is not intended to be and should not be interpreted as an estimate of the market value of the Company’s reserves. The purpose of this information is to give standardized data to help the users of the financial statements to compare different companies and make certain projections. It is important to point out that this information does not include, among other items, the effect of future changes in prices costs and tax rates, which past experience indicates that are likely to occur, as well as the effect of future cash flows from reserves which have not yet been classified as proved reserves, of a discount factor more representative of the value of money over the lapse of time and of the risks inherent to the production of oil and gas. These future changes may have a significant impact on the future net cash flows disclosed bellow. For all these reasons, this information does not necessarily indicate the perception the Company has on the discounted future net cash flows from the reserve of hydrocarbons.

12.31.2016
(Stated in millions of Argentine pesos)
Future cash inflows	85,815
Future production costs	(41,613)
Future development and abandonment costs	(9,484)
Future income tax	(9,651)
Undiscounted future net cash flows	25,067
10% annual discount	(7,629)
Standarized measure of discounted future
net cash flows	17,438