Form 20-F
period 2017-12-31
Petrobras Argentina S.A.
filed 2018-04-30
CIK 1449877

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

Commission File Number: 333- 155319

PETROBRAS ARGENTINA S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Argentina

(Jurisdiction of incorporation or organization)

Maipú 1

C1084ABA, City of Buenos Aires

Argentina

(Address of principal executive offices)

María Carolina Sigwald

Maipú 1

C1084ABA, City of Buenos Aires

Argentina

Tel.: + 54 11 4344 6000 / Fax: + 54 11 4344 6473

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 10 Class B shares of Petrobras Argentina S.A. Class B shares of Petrobras Argentina S.A.	New York Stock Exchange* New York Stock Exchange
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

Petrobras Argentina S.A. Class B ordinary shares, nominal value Ps.1.00 per share: 2,019,236,820

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes	☐ No

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

i

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

ii

NOTE ON FILING

This document comprises the annual report on Form 20-F for the year ended December 31, 2017 of Pampa Energía S.A. (“Pampa”). In this annual report, we use the terms “we”, “us”, “our”, “registrant” and the “Company” to refer to Pampa and its subsidiaries (including Petrobras Argentina S.A. (“Petrobras Argentina”) from July, 27 2016 through the Merger Effective Date (as defined below)) and the Merged Companies (as defined below) following the Merger Effective Date. References to “Pampa” or “Petrobras Argentina” are to, prior to the Acquisition (as defined below), each of Pampa and Petrobras Argentina, respectively, together with their respective subsidiaries, as they were prior to the Acquisition.

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

On April 19, 2017, the definitive merger agreement (“DMA”) was executed, and on April 20, 2017, the DMA was filed before the Argentine National Securities Commission (“CNV”) for its registration before the IGJ. Pampa and the Merged Companies are currently in the process of completing the registration of the DMA to consummate the Merger. The Merger is not subject to any further corporate or regulatory approvals and, once the registration of the DMA with the IGJ under Argentine law has been completed, the holders of shares or ADRs of Petrobras Argentina will receive shares or ADRs of Pampa, as applicable, at the merger exchange ratio set forth in the DMA, and the shares and ADRs of Petrobras Argentina will cease to exist and shall be deregistered and delisted from the New York Stock Exchange. As of the date of this annual report the registration of the DMA at the IGJ was pending.

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

Upon consummation of the Merger, the holders of Petrobras Argentina Shares and Petrobras Argentina ADSs other than us or PPSL will receive Pampa Shares and Pampa ADSs, respectively, in exchange therefor, and the capital stock of Pampa will be increased to 1,938,368,431 shares.

On February 26, 2018, the CNV informed us that the Argentine Federal Criminal and Correctional Court No. 11, Secretary No. 22 (the “Court”) ordered the CNV not to take any measure and/or definitive resolution regarding the case without prior authorization from such Court. The criminal investigation refers to the voluntary participation of the shareholder of FGS-ANSES in the mandatory cash tender offer made by us and is not related to the Merger. We understand that such criminal investigation has no connection to the Merger and that the investigated facts had no influence over it.

Following the notification mentioned above, the Company submitted to the Court a note explaining the reasons why the Merger was not related to the investigated facts. In response to such note, on April 19, 2018, the Court notified us that it would agree to authorize the CNV to continue the process of registration of the Merger if, as a precautionary measure, we place in the custody of such Court U.S.$20 million or its equivalent in securities, guarantees or any other marketable securities, as a prior condition to instructing the CNV to continue the registration process, thus withdrawing the previous order  to the CNV that prevented it from adopting any measure or definitive resolution regarding the Merger.

Immediately after receiving such notice, we posted a bond in favor of the Court for the amount mentioned above, and on April 25, 2018, the Court sent a notice to the CNV authorizing it to proceed with the Merger registration.

On April 26, 2018, the CNV confirmed the Merger and sent the file to the IGJ for its registration. We expect the Merger to be registered promptly in due course.

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

PRESENTATION OF INFORMATION

This document comprises the annual report on Form 20-F for the year ended December 31, 2017 of Pampa Energía S.A. (“Pampa”), that has been approved by resolution of the board of directors’ (the “Board of Directors”) meeting of the Company held on April 27, 2018. In this annual report, we use the terms “we”, “us”, “our”, “registrant” and the “Company” to refer to Pampa and its subsidiaries (including Petrobras Argentina S.A. (“Petrobras Argentina”), from July 27, 2016 through the Merger Effective Date (as defined below)) and the Merged Companies (as defined below) following the Merger Effective Date. References to “Pampa” or “Petrobras Argentina” are to, prior to the Acquisition (as defined below), each of Pampa and Petrobras Argentina, respectively, together with their respective subsidiaries, as they were prior to the Acquisition. As of the date of this annual report, the registration of the definitive merger agreement (“DMA”) with the IGJ (as defined below) remained pending (see “Item 4.Recent Developments—Corporate Reorganization Process—Merger of Pampa, Petrobras Argentina, Albares and PEISA”).

Financial Information

This annual report contains our audited consolidated statements of financial position as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the notes thereto (the “Consolidated Financial Statements”). The Consolidated Financial Statements have been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm in Buenos Aires, Argentina, member firm of PricewaterhouseCoopers International Limited network, whose report is included in this annual report.

Our Consolidated Financial Statements are set forth in Item 18 beginning on page F-1 of this annual report. Our Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). The Consolidated Financial Statements included in this annual report have been approved by resolution of the Board of Directors’ meeting of the Company held on March 8, 2018.

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

Functional and Presentation Currency

The information included in the Consolidated Financial Statements has been recorded in the functional currency, which is the currency of the primary economic environment in which the entity operates. The functional currency is Argentine Pesos, which is also the group’s presentation currency. The results and financial position of subsidiaries and associates that have a different functional currency has been translated into the group’s presentation currency and the results from the translation process have been recognized in “Other Comprehensive Income (loss)”. Certain financial information contained in this annual report has been presented in U.S. Dollars (see “Exchange rates” below).

IAS 29 “Financial reporting in hyperinflationary economies” requires for financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on a historical cost approach or a current cost approach, to be stated in terms of the measuring unit current at the end of the reporting year. In general terms, by applying to non-monetary items the change in a general price index from the date of the acquisition or the date of revaluation, as appropriate, to the end of the reporting period. In order to conclude on the existence of a hyperinflationary economy, the applicable standard mentions certain indications to consider including a cumulative rate of inflation in three years that reaches or exceeds 100%. Despite the high inflation rates in Argentina in recent years, considering that the Instituto Nacional de Estadística y Censos’s (National Statistics and Census Institute or “INDEC”) Wholesale Price Index (“WPI”) official publication was suspended from November 2015 to December 2015; the existence of other qualitative and quantitative indicators, such as the program established by the Argentine Central Bank to foster monetary stability aiming to induce a systematic and sustainable low inflation rate; and that the market has evidenced a downward trend in inflation rates during 2017, there is not enough evidence to conclude Argentina qualifies as a hyperinflationary economy pursuant to the criteria set forth in IAS 29 and accordingly, we have not restated our audited consolidated financial statements. We reassess inflation data periodically to determine whether this conclusion continues to be applicable.

Although the conditions necessary to qualify the Argentine economy as hyperinflationary in accordance with the provisions of IAS 29 have not been met, and considering professional and regulatory limitations for the preparation of adjusted financial statements as of December 31, 2017, certain macroeconomic variables affecting the Company's business, such as wage costs and purchase prices, have experienced significant annual variations, and as a result should be considered in the evaluation and interpretation of the financial position and results presented by the Company in the Consolidated Financial Statements.

Rounding

Certain figures included in this annual report (including percentage amounts) have been subject to rounding adjustments. Accordingly, certain totals may therefore not precisely equal the sum of the numbers presented.

Exchange Rate

In this annual report, except as otherwise specified, references to “U.S.$” and “Dollars” are to U.S. Dollars, and references to “Ps.”, “AR$” and “Pesos” are to Argentine Pesos. Solely for the convenience of the reader, we have converted certain amounts included in “Item 3. Key Information” and elsewhere in this annual report from Pesos into Dollars using, for the information provided as of December 31, 2017, the seller exchange rate reported by the Banco de la Nación Argentina (“Banco Nación”), as of December 31, 2017 was Ps.18.65 to U.S. $1.00 unless otherwise indicated. These conversions should not be considered representations that any such amounts have been, could have been or could be converted into U.S. Dollars at that or at any other exchange rate. On April 27, 2018, the exchange rate was Ps.20.54, to U.S.$ 1.00. As a result of fluctuations in the Dollar Peso exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates. See “Item 3.Key Information—Exchange Rates” and “Item 3.—Key Information—Risk Factors—Risks Relating to Argentina—Fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy, which could, in turn adversely affect our results of operations.” The Federal Reserve Bank of New York does not report a noon buying rate for Pesos. For more information regarding historical exchange rates, see “Item 3.Key Information—Exchange Rates.”

FORWARD-LOOKING STATEMENTS

This annual report contains estimates and forward-looking statements, principally in “Item 3.Risk Factors,” “Item 4. Our Business” and “Item 5. Operating and Financial Review and Prospects.” Some of the matters discussed herein concerning our business operations and financial performance include estimates and forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended (the “Securities Act”) and the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

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

Our estimates and forward-looking statements may be influenced by the following factors, among others:

-         the availability of financing at reasonable terms to Argentine companies, such as us;

-         the implementation of the integral tariff revision process (Revision Tarifaria Integral, or “RTI”);

-         uncertainties relating to future government approvals or legal actions, such as provisional remedies, that could affect our tariffs;

-         the volume of crude oil, oil products and natural gas we produce and sell;

-         our ability to renew certain concessions;

-         the ability to develop and monetize conventional and non-conventional reserves;

-         changes to our reserves estimates;

-         changes in the laws and regulations applicable to the energy sector in Argentina;

-         government interventions, resulting in changes in the economy, taxes, tariffs, the regulatory framework or environmental matters, or in the delay or withholding of governmental approvals;

-         general economic, social and political conditions in Argentina, and other regions where we, our subsidiaries, associates or joint ventures operate, such as the rate of economic growth, fluctuations in exchange rates of the Peso or inflation;

-         restrictions on the ability to exchange Pesos into foreign currencies or to transfer funds abroad;

-         competition in the electricity sector, public utility services and related industries;

-         the impact of high rates of inflation on our costs;

-         changes in the price of hydrocarbons and their derivatives;

-         deterioration in regional and local business and economic conditions in or affecting Argentina;

-         any potential negative consequences arising in connection with our ongoing or future mergers or corporate reorganization;

-        changes in general economic, business, political or other conditions in Argentina or changes in general economic or business conditions in other Latin American countries; and

-         other risks factors discussed under “Item 3. Risk Factors.”

The words “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements speak only as of the date they were made, and we undertake no obligation to update or to renew any estimates and/or forward-looking statements because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this annual report might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to factors including, but not limited to, those mentioned above.

Item 1.    Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

SELECTED FINANCIAL DATA

The following table presents our selected financial data for each of the years in the five-year period ended December 31, 2017. The selected consolidated statement of comprehensive income (loss) and consolidated statement of cash flow data for the years ended December 31, 2017, 2016 and 2015 and the selected consolidated statement of financial position as of December 31, 2017 and 2016, have been prepared in accordance with IFRS as issued by the IASB and have been derived from our Consolidated Financial Statements included elsewhere in this annual report. The selected consolidated statement of comprehensive income (loss) and consolidated statements of cash flow data for the year ended December 31, 2014 and 2013 and the selected consolidated statement of financial position as of December 31, 2015, 2014 and 2013, have been prepared in accordance with IFRS as issued by the IASB, and have been derived from our audited consolidated financial statements that are not included in this annual report, which were audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers network, an independent registered public accounting firm.

For comparative purposes, certain reclassifications have been made to financial data as of December 31, 2015, 2014 and 2013 in order to present information on a consistent basis.

Financial information as of and for the year ended December 31, 2016 reflect the effect of consolidation of Petrobras Argentina beginning on July 27, 2016, when the Acquisition was consummated. Consequently, Petrobras Argentina’s results of operations before such date were not consolidated.

You should read the information below in conjunction with our Consolidated Financial Statements, including the notes thereto, as well as the sections “Presentation of Financial Information” and “Item 5. Operating and Financial Review and Prospects.”

	As of December 31,
	2017	2017	2016	2015	2014	2013
	(in millions of U.S.$) (1)	(in millions of Pesos, except for amounts per share and number of shares or as otherwise indicated)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Non-current assets:
Investments in joint ventures	264	4,930	3,699	224	227	189
Investments in associates	44	824	787	123	133	135
Property, plant and equipment	2,210	41,214	41,001	14,509	9,218	6,903
Intangible assets	85	1,586	2,103	734	872	902
Other assets	0	2	13	2	2	2
Financial assets at fair value through profit and loss	8	150	742	2,578	963	433
Financial assets at amortized cost	-	-	62	-	-	-
Deferred tax asset	70	1,306	1,232	52	94	63
Trade and other receivables	270	5,042	4,469	1,229	955	367
Total non-current assets	2,952	55,054	54,108	19,451	12,464	8,992
Current assets:
Other assets	-	-	1	-	-	1
Inventories	125	2,326	3,360	225	136	115
Financial assets at fair value through profit and loss	784	14,613	4,188	4,081	1,029	844
Financial assets at amortized cost	1	25	23	-	-	-
Derivative financial instruments	0	4	13	-	-	-
Trade and other receivables	1,027	19,145	14,144	4,876	2,903	2,257
Cash and cash equivalents	43	799	1,421	517	335	342
Total current assets	1,979	36,912	23,150	9,699	4,403	3,558
Non current assets classified as held for sale	670	12,501	19	-	-	12
Total assets	5,601	104,467	77,277	29,150	16,867	12,563
Shareholders’ equity
Share capital	112	2,080	1,938	1,696	1,314	1,314
Additional paid-in capital	312	5,818	4,828	1,111	228	228
Treasury shares	0	3	-	-	-	-
Treasury shares cost	(4)	(72)	-	-	-	-
Legal reserve	16	300	232	51	14	-
Voluntary rerserve	276	5,146	3,862	978	272	-
Other reserves	8	140	135	120	115	35
Reserve for directors’ options	-	-	-	-	266	259
(Accumulated losses) Retained earnings	174	3,243	(11)	3,065	743	286
Other comprehensive income (loss)	14	252	70	(31)	(32)	(24)
Equity attributable to owners of the company	907	16,910	11,054	6,990	2,920	2,099
Non-controlling interest	172	3,202	3,020	1,391	633	776
Total equity	1,078	20,112	14,074	8,381	3,554	2,875
Non-current liabilities:
Trade and other payables	343	6,404	5,336	2,699	1,909	1,296
Borrowings	1,991	37,126	15,286	6,685	3,787	2,925
Deferred revenue	10	195	200	154	109	34
Salaries and social security payable	6	120	94	80	63	26
Defined benefit plans	53	992	921	264	197	137
Deferred tax liabilities	82	1,526	3,796	592	471	417
Income tax and minimum notional income tax provision	46	863	934	272	182	77
Taxes payables	20	366	306	128	99	73
Provisions	238	4,435	6,267	313	120	91
Total non-current liabilities	2,790	52,027	33,140	11,187	6,936	5,075
Current liabilities:
Trade and other payables	968	18,052	12,867	6,639	4,521	3,096
Borrowings	313	5,840	10,686	1,308	784	754
Deferred revenue	0	3	1	1	1	-
Salaries and social security payable	115	2,154	1,745	887	725	501
Defined benefit plans	6	121	112	46	27	9
Income tax and minimum notional income tax provision	51	943	1,454	139	32	34
Taxes payable	105	1,965	2,392	473	215	209
Derivatives financial instruments	4	82	-	18	48	-
Provisions	43	798	806	71	24	11
Total current liabilities	1,606	29,958	30,063	9,582	6,377	4,613
Liabilities associated to assets classified as held for sale	127	2,370	-	-	-	-
Total liabilities	4,523	84,355	63,203	20,769	13,313	9,688
Total liabilities and equity	5,601	104,467	77,277	29,150	16,867	12,563

Number of outstanding shares (in millions) (2)	2,080	2,080	1,938	1,696	1,314	1,314

(1) Peso amounts as of December 31, 2017 have been translated into U.S.$ at the seller exchange rate for U.S. $ quoted by Banco Nación on December 31, 2017 of Ps.18.65 to U.S.$1.00. See “Item 3.Key Information—Exchange Rates.”

(2) As of December 31, 2017 and 2016, includes 1,836 million shares issued and 102 million and 144 million of shares to be issued once the Merger and the 2017 Merger are perfected, respectively. Additionally, as of December 31, 2017 we hold 2.5 million treasury shares.

	For the year ended December 31,
	2017	2017	2016	2015	2014	2013
	(in millions of U.S.$) (1)	(in millions of Pesos, except for amounts per share and number of shares or as otherwise indicated)
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)
Revenue	2,700	50,347	25,110	7,106	6,101	5,335
Cost of sales	(1,846)	(34,427)	(20,153)	(7,038)	(5,925)	(5,603)
Gross profit (loss)	854	15,920	4,957	68	176	(268)
Selling expenses	(156)	(2,904)	(2,132)	(973)	(713)	(634)
Administrative expenses	(263)	(4,905)	(3,628)	(1,221)	(827)	(564)
Exploration expenses	(2)	(44)	(94)	(3)	(22)	-
Other operating income	182	3,388	4,164	6,517	2,584	3,399
Other operating expenses	(158)	(2,951)	(1,876)	(769)	(435)	(204)
Reversal of impairment of property, plant and equipment	25	461	-	25	88	-
Reversal of impairment of intangible assets	4	82	-	-	-	-
Impairment of property, plant and equipment	-	-	-	-	-	-
Share of profit (loss) of joint ventures	57	1,064	105	9	34	(5)
Share of profit (loss) from associates	2	44	7	(10)	(2)	2
Income from the sale of subsidiaries and financial assets	-	-	480	-	-	-
Operating income (loss)	545	10,155	1,983	3,643	883	1,726
Financial income	77	1,432	849	331	440	336
Financial costs	(274)	(5,112)	(4,277)	(1,257)	(1,113)	(814)
Other financial results	(122)	(2,266)	(80)	1,719	420	(519)
Financial results, net	(319)	(5,946)	(3,508)	793	(253)	(997)
(Loss) Profit before income tax	226	4,209	(1,525)	4,436	630	729
Income tax and minimun notional income tax	73	1,367	1,201	(587)	(100)	12
(Loss) Profit of the year from continuing operations	299	5,576	(324)	3,849	530	742
Profit (Loss) of the year from discontinued operations	5	94	72	-	-	(127)
Total (Loss) Profit of the year	304	5,670	(252)	3,849	530	615

Items that will not be reclassified to profit of loss:
Remeasurements related to defined benefit plans	-	1	(30)	(1)	(23)	(27)
Income tax	-	-	10	-	11	7
Share of loss from joint ventures	-	(6)	(5)	1	(2)	-
Items that may be reclassified to profit of loss:
Exchange differences on translation	(5)	(93)	(15)	-	-	-
Income tax	-	-	(12)	-	-	-
Other Comprehensive income of the year from continuing operations, net of tax	(5)	(98)	(52)	-	(15)	(20)
Other comprehensive income of the year from discontinued operations	32	603	249	-	-	-
Total Comprehensive income (loss) of the year	331	6,175	(55)	3,849	515	595

Total (Loss) Profit of the year attributable to:
Owners of the company	247	4,606	(11)	3,065	743	286
Non - controlling interest	57	1,064	(241)	784	(213)	329
Total Comprehensive income (loss) of the year attributable to:
Owners of the Company	257	4,788	90	3,066	735	272
Non - controlling interest	74	1,387	(145)	783	(220)	322
Total (Loss) Profit of the year attributable to owners of the company:
Continuing operations	248	4,623	(93)	3,065	743	372
Discontinued operations	(1)	(17)	82	-	-	(86)
Total Comprehensive income (loss) of the year attributable to owners of the company:
Continuing operations	242	4,522	(142)	3,066	735	272
Discontinued operations	14	266	232	-	-	-
Basic (loss) earnings per share from continuing operations	0.1258	2.3455	(0.0536)	2.2760	0.5654	0.2829
Diluted (loss) earnings per share from continuing operations	0.1258	2.3455	(0.0536)	2.2760	0.5082	0.2829
Basic (loss) earnings per share from discontinued operations	(0.0005)	(0.0086)	0.0472	-	-	(0.0652)
Diluted (loss) earnings per share from discontinued operations	(0.0005)	(0.0086)	0.0472	-	-	(0.0652)
Dividends per share (2)	-	-	-	-	-	-
Basic (loss) earnings per ADS (2) from continuing operations	0.0050	0.0938	(0.0021)	0.0910	0.0226	0.0113
Diluted (loss) earning per ADS (2) from continuing operations	0.0050	0.0938	(0.0021)	0.0910	0.0203	0.0113
Basic (loss) earning per ADS (2) from discontinuing operations	(0.0000)	(0.0003)	0.0019	-	-	(0.0026)
Diluted (loss) earning per ADS (2) from discontinuing operations	(0.0000)	(0.0003)	0.0019	-	-	(0.0026)
Dividends per ADS (3)	-	-	-	-	-	-
Weighted average amount of outstanding shares (in millions)	1,971	1,971	1,736	1,347	1,314	1,314

CONSOLIDATED CASH FLOW DATA
Net cash generated by operating activities	575	10,716	5,945	4,366	2,193	1,656
Net cash used in investing activities	(1,034)	(19,285)	(11,231)	(7,115)	(2,472)	(1,457)
Net cash generated by (used in) financing activities	434	8,085	5,830	2,852	233	(77)

(1) Peso amounts as of December 31, 2017 have been translated into U.S.$ at the seller exchange rate for U.S.$ quoted by Banco Nación on December 31, 2017 of Ps.18.65 to U.S.$ $1.00. See “Item 3. Key Information—Exchange Rates.” (2) Each ADS represents 25 common shares.

EXCHANGE RATES

Exchange Rates

The following table sets forth the high, low, average and period-end exchange rates for the periods indicated, expressed in Pesos per U.S. Dollar and not adjusted for inflation. There can be no assurance that the Peso will not depreciate or appreciate again in the future. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.

	Exchange rates(1)
	(in Pesos per U.S. Dollars)
	High	Low	Average(2)	Period end
Year ended December 31,
2013	6.521	4.925	5.480	6.521
2014	8.557	6.545	8.119	8.551
2015	13.400	8.222	9.265	13.040
2016	16.030	13.200	14.782	15.890
2017	19.200	15.190	16.572	18.649

Month
November 2017	17.650	17.305	17.476	17.305
December 2017	19.200	17.230	17.734	18.649
January 2018	19.650	18.410	19.038	19.650
February 2018	20.200	19.380	19.833	20.110
March 2018	20.410	20.151	20.264	20.230
April 2018(3)	20.220	20.160	20.191	20.220

Source: Banco Nación

(1)   Represents the average of the exchange rates on the last day of each month during the period.

(2)   Average of the lowest and highest daily rates in the month.

(3)   Represents the average of the lowest and highest daily rates from April 1 through April 27, 2018.

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

RISK FACTORS

Risks Related to Argentina

Overview

We are a stock corporation (sociedad anónima) incorporated under the laws of the Republic of Argentina and most of our revenues are earned in Argentina and most of our operations, facilities and customers are located in Argentina. We also have crude oil and natural gas operations outside of Argentina, in Venezuela and Ecuador. Our financial condition and results of operations depend to a significant extent on macroeconomic, regulatory, political and financial conditions prevailing in Argentina, including growth rates, inflation rates, currency exchange rates, taxes, interest rates, and other local, regional and international events and conditions that may affect Argentina in any manner. For example, slower economic growth or economic recession could lead to a decreased demand for electricity in the service areas in which our subsidiaries operate or a decline in the purchasing power of our customers, which, in turn, could lead to a decrease in collection rates from our customers or increased energy losses due to illegal use of our services. Actions of the Argentine Government concerning the economy, including measures with respect to inflation, interest rates, price controls (including tariffs and other compensation of public services), foreign exchange controls and taxes, have had and may in the future have a material adverse effect on private sector entities, including us. For example, during the Argentine economic crisis of 2001, the Argentine Government froze electricity distribution margins and caused the pesification of electricity distribution tariffs, which had a materially adverse effect on our business and financial condition and led us to suspend payments on our financial debt at the time.

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

A global or regional financial crisis and unfavorable credit and market conditions may negatively affect our liquidity, customers, business, and results of operations

The effects of a global or regional financial crisis and related turmoil in the global financial system may have a negative impact on our business, financial condition and results of operations, which is likely to be more severe on an emerging market economy, such as Argentina. This was the case in 2008, when the global economic crisis led to a sudden economic decline in Argentina in 2009, accompanied by inflationary pressures, depreciation of the Peso and a drop in consumer and investor confidence.

The effects of an economic crisis on our customers and on us cannot be predicted. Weak global and local economic conditions could lead to reduced demand or lower prices for energy, hydrocarbons and related oil products and petrochemicals, which could have a negative effect on our revenues. Economic factors such as unemployment, inflation and the unavailability of credit could also have a material adverse effect on the demand for energy and, therefore, on our business financial condition and results of operations. The financial and economic situation in Argentina or in other countries in Latin America, such as Brazil, may also have a negative impact on us and third parties with whom we do, or may do, business. See “Item 3.Key Information—Risk Factors—The Argentine economy could be adversely affected by economic developments in other markets and by more general “contagion” effects.”

In addition, the global economic crisis that began in the fourth quarter of 2008, triggering an international stock market crash and the insolvency of major financial institutions, limited the ability of Argentine companies to access international financial markets as they had in the past or made such access significantly more costly. A similar global or regional financial crisis in the future could limit our ability to access the credit or capital markets at a time when we require financing, thereby impairing our flexibility to react to changing economic and business conditions (see “Item 3.Key Information—Risk Factors—Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth and, consequently, affect our business, results of operations and prospects for growth”). For these reasons, any of the foregoing factors could together or independently have an adverse effect on our results of operations and financial condition and cause the market value of our ADSs to decline.

The Argentine economy remains vulnerable and any significant decline may adversely affect our business, results of operations, and financial condition

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and currency devaluation. Sustainable economic growth in Argentina is dependent on a variety of factors including the international demand for Argentine exports, the stability and competitiveness of the Peso against foreign currencies, confidence among consumers and foreign and domestic investors and a stable rate of inflation, national employment levels and the circumstances of Argentina’s regional trade partners. Although the Argentine economy has recently shown positive signs and begun to restore confidence and access to worldwide international financial markets under the Macri administration, it remains vulnerable, as reflected by the following economic conditions:

-         according to the revised calculation of 2004, gross domestic product (“GDP”) published by the INDEC on June 29, 2016, which forms the basis for the real GDP calculation for every year after 2004, and recent data published by the INDEC in 2018, for the year ended December 31, 2017, Argentina’s real GDP increased by 2.8% compared to the same period in 2016. Argentina’s performance has depended to a significant extent on high commodity prices which, despite having favorable long-term trends, are volatile in the short-term and beyond the control of the Argentine Government and the private sector;

-         Argentina’s public debt as a percentage of GDP remains high and the availability of long-term credit and international financing remains limited;

-         continued increases in public expenditures have resulted and could continue to result in fiscal deficits and affect economic growth;

-         inflation remains high and may continue at those levels in the future;

-         investment as a percentage of GDP remains low to sustain the growth rate of the past decade;

-         several protests or strikes took place during 2017, these or any future events may adversely affect the stability of the political, social and economic environment and may negatively impact the global financial market’s confidence in the Argentine economy. We cannot guarantee that these kinds of events will not occur in the future;

-         energy or natural gas supply may not be sufficient to supply increased industrial activity (thereby limiting industrial development) and consumption;

-         unemployment and informal employment remain high; and

-         the Argentine Government’s economic expectations may not be met and the process of restoring the confidence in the Argentine economy may take longer than anticipated.

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

We cannot assure you that a decline in economic growth, an increase in economic instability or the expansion of economic policies and measures taken or that may be adopted in the future by the Argentine Government to control inflation or address other macroeconomic developments that affect private sector entities such as us, all developments over which we have no control, would not have an adverse effect on our business, financial condition or results of operations or would not have a negative impact on the market value of our ADSs.

The impact of reforms and measures taken by the Argentine Government to reactivate the economy is uncertain

Since taking office on December 10, 2015, the Macri administration has announced and implemented several significant economic and policy reforms, including:

•         Electricity system state of emergency and reforms. On December 16, 2015, the Macri administration declared a state of emergency of the national electricity system that was in effect until December 31, 2017. The state of emergency allowed the Argentine Government to take actions designed to guarantee the supply of electricity. In addition, following the Macri administration’s announcement that it would reexamine energy subsidy policies, the Ministry of Energy and Mining (Ministerio de Energía y Minería or “ME&M”) increased electricity rates for the wholesale market for purchases made between February 1 through April 30, 2016. This increase was used to reduce subsidies to the sector. On January 29, 2016, the National Electricity Regulator (Ente Nacional Regulador de la Electricidad or “ENRE”), through Resolution No. 1/16, approved a new tariff structure for electricity distribution which became effective on February 1, 2016, and introduced different prices depending on the categories of customers. Such resolution also contemplated a social tariff applicable to residential customers who comply with certain consumption requirements, which included a full exemption for monthly consumptions equal to or below 150 Kwh and other tariff benefits for customers who exceed such consumption levels but achieve a monthly consumption lower than that of the same period in the immediately preceding year. On the same date, through Resolution No. 2/2016, the ENRE partially repealed Resolution No. 347/2012, discontinuing the FOCEDE (a special trust account created by Resolution No. 347/2012) and ordered Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”) to open a special bank account with an entity authorized by the Central Bank of the Republic of Argentina (Banco Central de la República Argentina or the “Central Bank”) where the funds received pursuant to Resolution No. 347/2012 were to be deposited through February 2016. By correcting tariffs, reducing subsidies and modifying the regulatory framework, the Macri administration aimed to correct distortions in the energy sector and stimulate investment. Following the tariff increases, preliminary injunctions were requested by customers, and non-governmental organizations that defend customers’ rights, some of which were granted by Argentine courts. Among others, two separate orders led to the suspension of end-user electricity tariff increases in the Province of Buenos Aires and in the entire territory of Argentina. However, on September 6, 2016, the Argentine Supreme Court reversed the injunctions that had suspended end-user electricity tariff increases on the basis of formal objections and procedural defects. On October 28, 2016, a non-binding public hearing was conducted by the ME&M and the ENRE to discuss tariff proposals submitted by distribution companies covering the greater Buenos Aires area (with approximately 15 million inhabitants), including Edenor, for the 2017-2021 period within the framework of the RTI. Furthermore, on December 14, 2016, the ME&M and ENRE held eight non-binding public hearings to present tariff proposals for electricity transmission at the national and regional level and the seasonal reference prices of capacity and energy in the WEM, as well as a proposal to reduce  subsidies for the 2017-2021 period. On February 1, 2017, the ENRE issued several resolutions, which among other policy changes, implemented a reduction of electricity tariff subsidies, and an increase in electricity tariffs for residential customers. Such increases ranged between 61% and 148%, according to the amount of electricity consumption. During 2017, lower court injunctions suspended end-user electricity tariff increases implemented as of February 1, 2017, in the provinces of Buenos Aires and Chaco. On November 30, 2017 and January 31, 2018, the ENRE enacted the resolutions No. 603/17 and No. 33/18, respectively, which, among others, approved own distribution costs (“CPD”) values, applicable as from December 1, 2017, and retroactively to consumption recorded in the months of August through November 2017 and the values of CPD, the values of the monthly installment to be applied in accordance with the provisions of ENRE Resolution No. 329/2017 and the values of the Edenor’s electricity rate schedule applicable to consumption recorded as from February 1, 2018.Subsequently, on February 19, 2018, the ENRE issued Resolution No. 37/18 and No. 38/18 adjusting Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A. (“Transener”) and Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires S.A (“Transba”) remunerations by 24.41% and 23.62%, respectively, for the December 2016 to December 2017 period applicable to the remuneration scheme as from February 2017. As of the date of this annual report, the tariff tables for the transport and distribution of electric energy during the five-year period 2017-2021 were effective and not subject to any injunctions.

•         Transport and distribution of natural gas reforms. On September 12, 2016, pursuant to an Argentine Supreme Court decision, a public hearing conducted by the ME&M was held for the approval of a new gas tariff schedule.In this regard, the ME&M issued Resolution No. 28/2016 and Resolution No. 31/2016, pursuant to which it established the prices of natural gas at the supply point (“PIST”) and the tariffs of distribution and transportation of natural gas that reach residential and commercial users throughout the country, as well as of the supply of compressed natural gas to service stations and electricity generating plants and instructed the Ente Nacional Regulador del Gas (“ENARGAS”) to carry out the RTI process, to determine the tariffs of distribution and transportation of natural gas applicable throughout the country. The RTI concluded on March 27, 2018, and a new tariff schedule applicable to the transportation and distribution of natural gas has been published and will be in effect during the five-year period from April 2017 to March 2022.

•         INDEC reforms. On January 8, 2016, the Argentine Government issued Decree No. 55/2016 declaring a state of administrative emergency on the national statistical system and on the official agency in charge of the system, the INDEC, which remained in effect until December 31, 2016. Following the emergency declaration, the INDEC ceased publishing statistical data until a rearrangement of its technical and administrative structure was finalized. In 2016, the INDEC implemented certain methodological reforms and adjusted macroeconomic statistics based on these reforms. For additional information see “Item 3. —Key Information—Risk Factors—Risks Related to Argentina—If the high levels of inflation continue, the Argentine economy and our results of operations could be adversely affected.”

•         Foreign exchange reforms. In addition, the Macri administration implemented certain reforms to the foreign exchange market regulatory framework that provided greater flexibility and easier access to the foreign exchange market. The principal measures adopted included: (i) the elimination of the requirement to register foreign exchange transactions in the Argentine Tax Authority (Administración Federal de Ingresos Públicos or “AFIP”) database, (ii) the elimination of the requirement to transfer the proceeds of new financial indebtedness transactions into Argentina and settle such proceeds through the single and free‑floating foreign exchange market (the “MULC”); (iii) a decrease from 30% to 0% of the registered, non-transferable and non-interest-bearing deposit required in connection with certain transactions involving foreign currency inflows; and (iv) the elimination of the requirement of a minimum holding period (72 business hours) for purchases and subsequent sales of the securities. On January 11, 2018, with the aim of providing more flexibility to the foreign exchange system and promoting competition, allowing the entrance of new participants to the system, a new floating foreign exchange market was created by means of Decree No. 27/2018. For additional information see “Item 10. Additional Information—Exchange Controls.”

  Foreign trade reforms. The Macri administration eliminated export duties on wheat, corn, beef and regional products, and reduced the export duty on soybeans by 5% to 30%. Further, the 5% export duty on most industrial exports and export duties on mining exports were eliminated. With respect to payments of existing debts for imports of goods and services, the Macri administration eliminated most of the restrictions on access to the MULC and eliminated the amount for any new transactions. In addition, the import customs system was modified by the replacement of the Declaraciones Juradas Anticipadas de Importación system with a new import procedure that requires certain filings and import licenses for certain goods (including textiles, footwear, toys, domestic appliances and automobile parts), which, unlike the previous system, does not contemplate discretionary federal government approval of payments for the import of products through the MULC. Through Decree No. 893/2017, published in the Official Gazette on November 2, 2017, the Argentine Government repealed article 1 of Decree No. 2581/1964, article 10 of Decree No. 1555/1986 and Decree No. 1638/2001. As a result, the obligation of Argentine exporters to repatriate and settle for Pesos in the MULC foreign currency proceeds derived from the export of goods was eliminated. On January 2, 2017, the Argentine Government further reduced the export duties rates of soybean and soybean products, establishing a monthly 0.5% decrease on the export duties rate beginning in January 2018 through December 2019. In addition, importers were offered short-term debt securities issued by the Argentine Government to repay outstanding commercial debt for the import of goods.

•         Debt Policy. Since taking office, the Macri administration negotiated agreements to settle outstanding claims with a large majority of holdout creditors. However, as of the date of this annual report, litigation initiated by bondholders that have not responded to Argentina’s settlement proposal continued in several jurisdictions, although the size of the claims involved has decreased significantly. See “Item 3. Key Information—Risk Factors—Risks Related to Argentina—Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth and, consequently, affect our business, results of operations and prospects for growth.”

  Correction of monetary imbalances. The Macri administration announced the adoption of an inflation targeting regime to apply in parallel with the floating exchange rate regime and established inflation targets for the next four years. The Central Bank has increased intervention efforts in the foreign exchange market to reduce excess monetary imbalances and raised Peso interest rates to offset inflationary pressure. Since January 2017, the Central Bank started to use the seven-day repo reference rate as the anchor of its inflation targeting regime. Short-term notes issued by the Central Bank (“LEBACs”) are used to manage liquidity. On December 28, 2017, the Central Bank announced its inflation targets for 2018, 2019 and 2020. The inflation target for 2018 is 15%, representing an increase compared to the Central Bank’s previous target range of 8%̶12% for the same year. Inflation targets for 2019 and 2020 are 10% and 5%, respectively.
  Corporate Criminal Liability Law (Ley de Responsabilidad Penal Empresaria) On March 1, 2018, the Corporate Criminal Liability Law came into effect, providing for the criminal liability of corporate entities for offenses against the public administration and cross-border bribery committed by, among others, its shareholders, attorneys-in-fact, directors, managers, employees, or representatives. A company found liable under this law may be subject to various sanctions, including, among others, fines from two to five times the undue benefit obtained or that could have been obtained and the partial or total suspension of activities for up to ten years. In addition, this law extended the criminal liability under the Argentine Criminal Code to actions committed outside Argentina by Argentine citizens or companies domiciled in Argentina
  Argentine Capital Markets Reform. On November 13, 2017, the executive branch submitted to the Argentine Congress draft legislation aimed to develop several reforms to the domestic capital markets. The draft legislation provides for the amendment of the Argentine Capital Markets Law No. 26,831 (the “CML”), the Mutual Funds Law No. 24,083 and the Argentine Negotiable Obligations Law No. 23,576, among others. The draft law also amends certain tax provisions, as well as regulations relating to derivatives. On March 21, 2018, the draft legislation was approved by the Senate on March 21, 2018, subject to certain amendments. As of the date of this annual report, the draft legislation was under review by the Chamber of Deputies for its definitive approval.

•         Pension Reform Law (Ley de Reforma Previsional). On December 28, 2017, the Argentine Congress enacted the Pension Reform Law, which aims to overhaul Argentina’s social security program by implementing measures to facilitate its sustainability, while still protecting certain vulnerable beneficiaries. To that effect, the Pension Reform Law modified the basic formula for calculating the periodic adjustment of retirement benefits, pension payments and the Universal Child Allowance (Asignación Universal por Hijo).

The Pension Reform Law also amended Section 252 of the Labor Law to permit employers to request the retirement of employees who have reached 70 years of age (compared to 65 years under the prior regimen). The employer must continue the employment relationship for one year or until the employee obtains the benefit, whichever occurs first. Notwithstanding the foregoing, male employees may exercise their right to request pension benefits at the age of 65 or thereafter and female employees may exercise such right at the age of 60 or thereafter. Public sector employees are excluded from the foregoing provision.

•           Labor System Reform. On November 18, 2017, the executive branch submitted to the Argentine Congress a draft bill to amend the labor system. The draft bill’s main purpose is to improve the efficiency and productivity of different productive sectors, increase employment, attract investment and reduce employment costs. This draft bill is expected to be considered by Argentine Congress in 2018.

  Tax on Financial Transactions (Impuesto al Cheque). On December 27, 2017, the Argentine Congress extended the tax on financial transactions through 2022, and earmarked revenues collected under this tax item to fund the Argentine Integrated Pension System (“SIPA”).
  Tax Reform (Reforma Tributaria). On December 27, 2017, the Argentine Congress approved a series of reforms to reduce the complexity and increase the efficiency of the Argentine tax regime by, targeting tax evasion, increasing the coverage of income tax as applied to individuals and encouraging investment while sustaining Argentina’s medium- and long-term efforts to restore a fiscal balance, among others. The tax reforms will gradually come into effect over the next five years. The fiscal cost of the reform is estimated at 0.3% of Argentina’s GDP. The tax reform is part of a larger program announced by President Macri intended to increase the competitiveness of the Argentine economy (including a reduction in the fiscal deficit) and labor market, and reduce poverty levels on a sustainable basis. The main aspects of the tax reform are the following:

(i)                   Interest earned, and capital gains realized, by Argentine tax residents (individuals and undivided estates located in Argentina), derived from the sale or disposition of bonds issued by the federal government, the provinces and municipalities of Argentina and the City of Buenos Aires, will be subject to income tax at a rate of (a) 5%, in the case of Peso-denominated securities that do not include an indexation clause, and (b) 15%, in the case of Peso-denominated securities with an indexation clause or foreign currency-denominated securities; capital gains realized by Argentine tax residents (individuals and undivided estates located in Argentina) from the sale of equity securities on a stock exchange will remain exempt, subject to compliance with certain requirements.

(ii)                 Holders of notes issued by the federal government, the provinces and municipalities of Argentina and the City of Buenos Aires that are not Argentine tax residents will be exempt from Argentine income taxes on interest and capital gains to the extent such beneficiaries do not reside in, or channel their funds through, non-cooperating jurisdictions. The non-cooperating jurisdictions list will be prepared and published by the executive branch. LEBACs fall outside the scope of these exemptions applicable to non-Argentine residents.

(iii)                The amendments mentioned above have been in force since January 1, 2018.

(iv)               Corporate income tax will be gradually reduced to 30% for the fiscal year commencing January 1, 2018, and to 25% for fiscal years commencing on or after January 1, 2020. Withholding taxes will be assessed on certain dividends or distributed profits bringing the total effective tax rate on corporate profits to 35%.

The tax reforms also provide for other amendments to social security contributions, the tax administrative procedures law, criminal tax law, taxes on liquid fuels and excise taxes.

•         Fiscal Consensus. On December 22, 2017, the Chamber of Deputies passed into law the Fiscal Agreement (“Fiscal Pact”), also known as the Fiscal Consensus (“Fiscal Consensus”). This law was based on an agreement executed on November 16, 2017 between the Argentine Government and representatives of 22 out of Argentina’s 24 provinces, with the goal of implementing measures that favor sustained growth in economic activity, productivity and employment. The Fiscal Consensus includes a commitment to lower distortive taxes by 1.5% of GDP over the next five years, a waiver of lawsuits against the Argentine Government and a Ps.21,000 million payment to the province of Buenos Aires for the year 2018 (which will increase over the next five years) as a partial and progressive solution to the conflict related to the Buenos Aires Metropolitan Area Fund (Fondo del Conurbano Bonaerense). The Fiscal Consensus also set the basis for other policy reforms that were implemented by the Macri administration in December 2017, such as the tax reform, the pension system reform and the Fiscal Responsibility Law (Ley de Responsabilidad Fiscal). The Argentine national budget for the year 2018 is projected at a fiscal deficit of 3.2% of the GDP.

•         Decree of de-bureaucratization and simplification. On January 10, 2018, the Macri administration issued Emergency Decree No. 27/2018 aimed at simplifying, expediting and promoting efficiency in the procedures within administrative entities and agencies, to avoid any unnecessary bureaucracy and expenses.

As of the date of this annual report, the final impact that the measures mentioned above and any future measures to be taken by the Macri administration will have on the Argentine economy as a whole, and our business in particular, could not be fully anticipated. We cannot predict how the Macri administration will address certain political and economic issues, such as the financing of public expenditures and public service subsidies, or the impact that any implemented measure related to these issues will have on the Argentine economy as a whole. We cannot assure you that these measures, or any future measures, taken by the Macri administration will have a positive impact on the Argentine economy, would not have an adverse effect on our business, financial condition or results of operations or would not have a negative impact on the market value of our ADSs.

If the high levels of inflation continue, the Argentine economy and our results of operations could be adversely affected

Historically, inflation has materially undermined the Argentine economy and the Argentine Government’s ability to create conditions that allow growth. In recent years, Argentina has confronted inflationary pressures. From 2011 to date, Argentina experienced increases in inflation as measured by the WPI that reflected the continued growth in the levels of private consumption and economic activity (including exports and public and private sector investment), which applied an upward pressure on the demand for goods and services, evidenced by significantly higher fuel, energy and food prices, among others. According to data published by the INDEC, official consumer price  index (“CPI”) rates for July, August, September, October, November and December 2017, and January, February and March 2018 were 1.7%, 1.4%, 1.9%, 1.5%, 1.4%, 3.1%, 1.8%, 2.4% and 2.3%, respectively. The previous administration has in the past implemented programs to control inflation and monitor prices for essential goods and services, including by freezing the prices of supermarket products, and through price support arrangements with private sector companies in several industries and markets. The Argentine Government’s adjustments to electricity and gas tariffs, as well as the increase in the price of gasoline have affected prices, creating additional inflationary pressure.

A high inflation rate affects Argentina’s foreign competitiveness by diluting the effects of the Peso devaluation, negatively impacting employment and the level of economic activity and undermining confidence in Argentina’s banking system, which may further limit the availability of domestic and international credit to businesses. In turn, a portion of the Argentine debt continues to be adjusted by the Coeficiente de Estabilización de Referencia (Stabilization Coefficient, or “CER”), a currency index, that is strongly related to inflation. As a result, any significant increase in inflation would cause an increase in the Argentine external debt and consequently in Argentina’s financial obligations, which could exacerbate the stress on the Argentine economy. A continuing inflationary environment could undermine our results of operations, adversely affect our ability to finance the working capital needs of our businesses on favorable terms, and it could adversely affect our results of operations and cause the market value of our ADSs to decline.

Although conditions necessary to qualify the Argentine economy as hyperinflationary in accordance with provisions of IAS 29 have not been met, and considering professional and regulatory limitations for the preparation of adjusted financial statements as of December 31, 2017, certain macroeconomic variables affecting the Company’s business, such as wage costs and purchase prices, have experienced significant annual variations, and as a result should be considered in the evaluation and interpretation of the financial position and results presented by the Company in the Consolidated Financial Statements. In case inflation rates continue to escalate in the future, the Argentine Peso may qualify as a currency of a hyperinflationary economy, in which case our audited Consolidated Financial Statements and other financial information may need to be adjusted by applying a general price index and expressed in the measuring unit (i.e., the hyperinflationary currency) current at the end of each reporting period. We cannot determine at this time the impact that this would have on our results of operations and financial condition.

The credibility of several Argentine economic indexes was called into question, which may lead to a lack of confidence in the Argentine economy and, in turn, limit our ability to access credit and the capital markets

In January 2007, the INDEC modified its methodology used to calculate the CPI, which is calculated as the monthly average of a weighted basket of consumer goods and services that reflects the pattern of consumption of Argentine households. Prior to 2015, the credibility of the CPI, as well as other indexes published by the INDEC, were called into question.

On November 23, 2010, the Fernández de Kirchner administration began consulting with the International Monetary Fund (“IMF”) for technical assistance in order to prepare a new national CPI with the aim of modernizing the statistical system. However, Argentina was subsequently censured by the IMF in 2014 for failing to make sufficient progress in adopting remedial measures to address the quality of official data, including inflation and GDP. On November 9, 2016, the IMF Executive Board lifted its censure on Argentina, noting that Argentina had resumed the publication of data in a manner consistent with its obligations under the Articles of Agreement of the IMF.

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

On January 8, 2016, based on its determination that the INDEC had failed to produce reliable statistical information, particularly with respect to CPI, GDP and foreign trade data, as well as poverty and unemployment rates, the Macri administration declared a state of administrative emergency for the national statistical system and the INDEC that remained in effect through December 31, 2016. The INDEC suspended the publication of certain statistical data until a reorganization of its technical and administrative structure to recover its ability to produce reliable statistical information was finalized in June 2016. During the suspension period, the INDEC published CPI figures published by the City of Buenos Aires and the Province of San Luis for reference as an estimated benchmark for national inflation. In June 2016, the INDEC resumed publishing an official inflation rate using a new methodology for calculating the CPI.

On September 22, 2016, the INDEC resumed publication of its essential goods and services basket assessment. On July 11, 2017, the INDEC began publishing a national CPI (the “National CPI”). The National CPI is based on a survey conducted by the INDEC and several provincial statistical offices in 39 urban areas including each of the Argentina’s provinces. The official CPI inflation rate for the year ended December 31, 2017 was 24.8%.

High inflation rates affect Argentina’s foreign competitiveness and Argentina’s social and economic inequality. In addition high inflation rates, negatively impact employment, consumption and the level of economic activity and undermine confidence in Argentina’s banking system, which could further limit the availability of access by local companies to domestic and international credit. Inflation rates could escalate in the future, and there is uncertainty regarding the impact of measures to control inflation implemented by the Argentine Government, or the potential impact of measures that may be adopted in the future. Increased inflation could adversely affect the Argentine economy, which in turn may have an adverse effect on our financial condition and results of operations.

Notwithstanding any measures taken by the INDEC to address the quality of inflation statistics, certain private economists estimated significantly higher inflation rates than those published by the INDEC for the period of 2007 to 2015. Any future required correction or restatement of the INDEC indexes could result in decreased confidence in Argentina’s economy, which, in turn, could have an adverse effect on our ability to access international capital markets to finance our operations and growth, and which could, in turn, adversely affect our results of operations and financial condition and cause the market value of our ADSs to decline.

Argentina’s ability to obtain financing from international markets may be affected by remaining holdout litigation, which may impair its ability to implement reforms and foster economic growth and, consequently, affect our business, results of operations and prospects for growth

After Argentina’s default on certain debt payments in 2001, the government successfully restructured 92% of the debt through two debt exchange offers in 2005 and 2010. Commencing in 2002, holdout creditors filed numerous lawsuits against Argentina in several jurisdictions, including the United States, Italy, Germany and Japan. These lawsuits generally assert that Argentina failed to make timely payments of interest and/or principal on their bonds, and seek judgments for the face value of and/or accrued interest on those bonds. Judgments have been issued in numerous proceedings in the United States, Germany and Japan. As of  the date of this Annual Report, creditors with favorable judgments have not succeeded, with a few minor exceptions, in executing on those judgments.

In 2014, the New York courts enjoined Argentina from making payments on its bonds issued in the 2005 and 2010 exchange offers unless it satisfied amounts due to the holders of defaulted bonds.  The Argentine government took a number of steps intended to continue servicing the bonds issued in the 2005 and 2010 exchange offers, which had limited success. Holdout creditors continued to litigate expanding the scope of issues, aiming to include payment by the Argentine government on debt other than the 2005 and 2010 exchange bonds and disputed albeit and successfully the independence of the BCRA.

The Macri administration submitted a settlement proposal to holders of defaulted bonds in December 2015 with a view to bringing closure to fifteen years of litigation. Between February and April 2016, the Argentine government entered into agreements in principle with certain holders of defaulted debt and put forward a proposal to other holders of defaulted debt, including those with pending claims in U.S. courts, subject to two conditions: (i) obtaining approval by the Argentine National Congress and (ii) the lifting of the pari passu injunctions. On March 31, 2016, the Argentine Congress eliminated the legislative obstacles to the settlement and approved the settlement proposal. On April 22, 2016, Argentina performed an issuance of government bonds for U.S.$16.5 billion, of which U.S.$9.3 billion were applied to satisfy payments under the settlement agreements reached with holders of defaulted debt. Since then, substantially all of their remaining claims under defaulted bonds have been settled. Judge Thomas Griesa ordered the lifting of the precautionary measures that prevented payments to participants from the debt exchange offers of 2005 and 2010, subject to confirmation of the payments indicated above.

                As of the date of this annual report, litigations initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions, although the size of the claims involved has decreased significantly.

In addition, since 2001 foreign shareholders of some Argentine companies initiated claims for substantial amounts before the International Centre for Settlement of Investment Disputes (“ICSID”) against Argentina, pursuant to the arbitration rules of the United Nations Commission on International Trade Law. Claimants allege that certain measures of the Argentine government issued during the economic crisis of 2001 and 2002 were inconsistent with the norms or standards set forth in several bilateral investment treaties by which Argentina was bound at the time. To date, several of these disputes have been settled, and a significant number of cases are in process or have been temporarily suspended due to the agreement of the parties.

Notwithstanding that the lifting in 2016 following the settlements with holdout bondholders of the injunction affecting payments to bondholders that participated in the debt exchange offers of 2005 and 2010 eliminates an important obstacle for the country’s access to international capital markets, there can be no assurance that litigation initiated by non-accepting bondholders as well as pending claims before the ICSID could result in legal procedures against the Argentine government and this could entail embargoes/seizures or precautionary measures in relation to Argentine assets that the Argentine government allocated to other uses. As a result, the Argentine government may not have the financial resources to implement reforms and boost growth, which could have a significant adverse effect on the country’s economy and, consequently, on our activities. Likewise, Argentina’s inability to obtain credit in international markets could have a direct impact on the Company’s ability to access those markets to finance its operations and its growth, including the financing of capital investments, which would negatively affect our financial condition, results of operations and cash flows. Any new event of default by the Argentine government could negatively affect their valuation and repayment terms.

Fluctuations in the value of the Argentine Peso could adversely affect the Argentine economy, which could, in turn adversely affect our results of operations

Fluctuations in the value of the Peso may also adversely affect the Argentine economy, our financial condition and results of operations. The devaluation of the Argentine Peso may have a negative impact on the ability of certain Argentine businesses to service their foreign currency-denominated debt, lead to very high inflation, significantly reduce real wages, jeopardize the stability of businesses whose success depends on domestic market demand, including public utilities and the financial industry, and adversely affect the Argentine Government’s ability to honor its foreign debt obligations. After several years of moderate variations in the nominal exchange rate, the Argentine Peso lost more than 50% of its value with respect to the U.S. dollar in 2015 and approximately 22% in 2016, including a depreciation of approximately 34% mainly experienced after December 17, 2015 following the announcement of the lifting of a significant portion of foreign exchange restrictions Since the devaluation in December 2015, the Central Bank has allowed the Peso to float and limited interventions to those needed to ensure the orderly functioning of the foreign exchange market. As of December 31, 2017, the exchange rate was Ps.18.649 to U.S.$1.00 and the depreciation of the Peso with respect to the U.S. Dollar reached approximately 17% during 2017. We are unable to predict the future value of the Peso against the U.S. Dollar. If the Argentine Peso devalues further, the negative effects on the Argentine economy could have adverse consequences on our businesses, our results of operations and the market value of our ADSs.

Further depreciation of the Peso against the U.S. dollar would likely result in a material adverse effect on our business as a result of our exposure to financial debt in U.S. dollars. In addition, future devaluations could result in high inflation, reduce real wages, and adversely affect the Argentine Government’s ability to honor its foreign debt obligations. On the other hand, a significant appreciation of the Argentine Peso against the U.S. Dollar would also presents risks for the Argentine economy, including the possibility of a reduction in exports (as a consequence of the loss of external competitiveness). Any such increase could also have a negative effect on economic growth and employment, reduce the Argentine public sector’s revenues from tax collection in real terms, and have a material adverse effect on our business, our results of operations and the market value of our ADSs, as a result of the overall effects of the weakening of the Argentine economy.

From time to time, the Central Bank may intervene in the foreign exchange market in order to maintain the currency exchange rate. Additional volatility, appreciation or depreciations of the Peso or reduction of the Central Bank’s reserves as a result of currency intervention could adversely affect the Argentine economy and our ability to service our debt obligations and affect the value of our ADSs.

Government intervention may adversely affect the Argentine economy and, as a result, our business and results of operations

In the recent past, the Fernández de Kirchner administration increased its direct intervention in the economy, through the implementation of expropriation and nationalization measures, price controls and exchange controls, among others. Although the Macri administration has reversed some of these measures, there is no guarantee that this trend will continue.

In 2008, the Argentine Government absorbed and replaced the former private pension system with a public “pay as you go” pension system. As a result, all resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund (Fondo de Garantía de Sustentabilidad or FGS-ANSES) to be managed by the Argentine National Pension Fund (Administración Nacional de la Seguridad Social or ANSES). Purchases of debt and equity instruments which previously could be placed with pension fund administrators are now entirely subject to the discretion of ANSES. ANSES is entitled to designate government representatives to the boards of directors of these companies. ANSES currently holds 16.62% of our outstanding capital stock and has two representatives in our Board of Directors. On July 25, 2012, the Executive Branch issued Decree No. 1,278/12, which governed FGS representatives’ role in companies in which FGS-ANSES had participation. For additional information, see “Item 7. Major Shareholders and Related Party Transactions.”

In May 2012, Argentine Congress passed Law No. 26,741, which declared hydrocarbons self-sufficiency, production, industrialization, transport and marketing to be activities of public interest and primary goals of Argentina, and empowered the Argentine Government to take the necessary measures to achieve such goals. Law No. 26,741 expropriated 51% of the shares of YPF S.A. (“YPF”), formerly known as Repsol YPF S.A. (“Repsol YPF”). Our business and operations in Argentina may also be adversely affected by measures adopted by the Argentine Government to address inflation and promote sustainable growth.

In addition, historically the  Argentine Government has adopted measures to directly or indirectly control the access of private companies and individuals to foreign trade and foreign exchange markets, such as restricting its free access and imposing the obligation to repatriate and sell within the local foreign exchange market all foreign currency revenues obtained from exports. These regulations prevented or limited us from offsetting the risk derived from our exposure to the U.S. dollar.

In 2012 and 2013, the Argentine Congress established new regulations relating to domestic capital markets. Such regulations generally provide for increased intervention in the capital markets by the Argentine Government. The Macri administration, however, is drafting an amendment to the CML, which would, among others, limit the scope of the Argentine National Securities Commission (“CNV”) intervention in public companies (see “—The impact of reforms and measures taken by the Argentine Government to reactivate the economy is uncertain”).

A low growth rate and high inflation scenario is likely going forward, as a result of the accumulation of macroeconomic imbalances over recent years, the actions of the Argentine Government in regulatory matters and challenging conditions in the international economy. We can offer no assurance that policies implemented by the Argentine Government will not adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

Argentina is an emerging market economy that is highly sensitive to local political developments which have had an adverse impact on the level of investment in Argentina and the access of Argentine companies to the international capital markets. Future developments may adversely affect Argentina’s economy and, in turn, our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

Even though the Macri administration took several measures that had the positive effect of lifting most exchange controls in Argentina, we cannot provide any assurance that we will be able to access foreign exchange markets or that these measures will not cause fluctuations in the value of the Peso. The lifting of certain exchange controls and other future economic, social and political developments in Argentina, over which we have no control, may adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations. For additional information on developments relating to exchange controls, see “Item 10. Additional Information—Exchange Controls.”

Notwithstanding the measures recently adopted by the Macri administration and its planned liberalization of the economy, we cannot assure you that measures that may be adopted by the current or any future Argentine Government, such as expropriation, nationalization, forced renegotiation or modification of existing contracts, changes in laws, regulations and policies affecting taxes, foreign trade and investments will not have a material adverse effect on the Argentine economy and, as a consequence, adversely affect our financial condition, our results of operations or cause the market value of our ADSs to decline.

In the future the Argentine Government could re-introduce exchange controls, impose restrictions on transfers abroad, restrictions on the movement of capital or take other measures in response to capital flight or a significant depreciation of the Argentine Peso, which could limit our ability to access the international capital markets. Such measures could lead to political and social tensions and undermine the Argentine Government’s public finances, as has occurred in the past, which could have an adverse effect on economic activity in Argentina and, consequently, adversely affect our business and results of operations and cause the market value of our ADSs to decline.

The Argentine economy remains vulnerable to external shocks that could be caused by significant economic difficulties of Argentina’s major regional trading partners, particularly Brazil, or by more general “contagion” effects. Such external shocks and “contagion” effects could have a material adverse effect on Argentina’s economic growth, and consequently, our results of operations and financial condition

Although economic conditions vary from country to country, investors’ perceptions of events occurring in other countries have in the past substantially affected, and may continue to substantially affect, capital flows into and investments in securities from issuers in other countries, including Argentina. Weak, flat or negative economic growth of any of Argentina’s major trading partners such as Brazil could adversely affect Argentina’s economic growth. Argentina’s economy is vulnerable to external shocks. For example, economic slowdowns, especially in Argentina’s major trading partners, led to declines in Argentine exports in the last few years. Specifically, fluctuations in the price of the commodities sold by Argentina and a significant revaluation of the Peso against the U.S. dollar could harm Argentina’s competitiveness and affect its exports. International investors’ reactions to events occurring in one market sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors. Argentina could be adversely affected by negative economic or financial developments in other countries, which in turn may have an adverse effect on our financial condition and results of operations.

Certain economic policies of the former Kirchner administration in Argentina, including the relationship with the IMF and the foreign exchange restrictions, led in the past to a reduction in exports and foreign direct investment, to a decline in national tax revenues and to the inability to access international capital markets. There can be no assurance that the Argentine financial system and securities markets will not be adversely affected by policies that may be adopted by the Argentine Government in the future or by events in the economies of developed countries or in other emerging markets.

 The economy in Brazil, one of the main import and export markets for Argentina, experienced rising negative pressure because of political uncertainty, including the removal from office of the President Dilma Rousseff and the fallout from the continuing investigation into the Lava Jato corruption scandal. After two years of decline, in 2017 the Brazilian economy grew by 1%. Additionally, during 2017 Brazil continued to suffer a political and institutional crisis that included new requests for impeachment of President Temer and general strikes against the reforms imposed by the Brazilian Government. Argentine foreign trade is highly dependent on the Brazilian economy; thus a poor performance of Brazil’s economy could lead to the deterioration of Argentina’s trade balance. Additional Brazilian political and economic crises could negatively affect Argentine economy.

Financial and securities markets in Argentina are also influenced by economic and market conditions in other markets worldwide. U.S. monetary policy has significant effects on capital inflows and asset price movements in emerging market economies. Increases in U.S. interest rates result in the appreciation of the U.S. dollar and decreases in prices for raw materials, which can adversely affect commodity-dependent emerging economies.

Additionally, a slowing of China’s GDP growth has led to a reduction in exports to China, which in turn has caused oversupply and price declines in certain commodities. Decreases in exports may have a material adverse effect on Argentina’s public finances due to a loss of tax on exports, causing an imbalance in the country’s exchange market.

On June 23, 2016, the United Kingdom voted in favor of exiting the European Union. On March 29, 2017, United Kingdom Prime Minister Theresa May triggered Brexit. As of the date of this annual report, the actions that the United Kingdom will take to effectively exit from the European Union or the length of such process are uncertain. The results of the United Kingdom’s referendum and the initiation of the Brexit process have caused, and are anticipated to continue to cause, volatility in the financial markets, which may in turn have a material adverse effect on our business, financial condition and results of operations. The United Kingdom’s general election on June 8, 2017 left the conservative party without a majority, increasing the uncertainty surrounding the Brexit and the chance to reach a deal with the European Union by 2019.

On November 8, 2016, Donald J. Trump was elected President of the United States and he took office in January 2017. President Trump has evidenced an inclination to consider greater restrictions on free trade and immigration. Changes in social, political, regulatory and economic conditions in the United States or in laws and policies governing foreign trade could create uncertainty in the international markets and could have a negative impact on emerging market economies, including the Argentine economy, which in turn could have a negative impact on our operations. In addition, on February 5, 2018, Jerome H. Powell took the oath of office as Chairman of the Board of Governors of the Federal Reserve System, succeeding Janet L. Yellen. Mr. Powell has expressed its intention to continue with the policy of the Federal Reserve System to gradually raise interest rates as the economic conditions in the U.S. improve and adjust the strategy depending on how the economy performs. If the U.S. economy continues to be perceived as gaining momentum, the recent U.S. tax overhaul by the Trump administration, which slashed the corporate income tax rate and cut personal income tax rates, could cause an economy that may be nearing full capacity and prompt the Federal Reserve System to become more aggressive than anticipated in its course of interest rate hikes. The Trump administration recently issued tariffs on certain products altering the international trade environment, which combined with the increase in the U.S. reference interest rates has created additional volatility in the U.S. and the international markets.

On October 27, 2017, the regional government of Catalonia declared independence from Spain. In response to this declaration, the Spanish national government rejected the declaration and intervened, dissolving the regional parliament and convening new elections to elect new regional authorities. These conflicts in the European Union in general, and in Spain in particular, may have political, regulatory and economic implications on the international markets.

Although economic conditions vary from country to country, investors’ perceptions of events occurring in other countries have in the past substantially affected, and may continue to substantially affect, capital flows into and investments in securities from issuers in other countries, including Argentina. International investors’ reactions to events occurring in one market sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors. Argentina could be adversely affected by negative economic or financial developments in other countries, which in turn may have an adverse effect on our financial condition and results of operations.

Argentine judicial, commercial and civil reforms, as well as challenges thereto, have generated uncertainty with respect to future administrative and judicial proceedings, including those involving the Argentine Government

Law No. 26,854, which regulates injunctions in cases in which the Argentine Government is a party, was promulgated on April 30, 2013 as part of a judicial reform bill approved by the Argentine Congress. Among the principal changes implemented pursuant to the judicial reform bill is a time limitation on injunctions imposed in proceedings brought against the Argentine Government and the creation of three new chambers of Casación, each of which must hear an appeal before the matter is considered by the Supreme Court of Justice of Argentina. In addition, Law No. 26,855, which became effective on May 27, 2013, modified the structure and functions of the Argentine Consejo de la Magistratura (judicial council), which has the authority to appoint judges, present charges against them and suspend or remove them. As of the date of this annual report, several aspects of this legislation had been struck down as unconstitutional by the Argentine Supreme Court.

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

On September 18, 2014, the Argentine Congress enacted Law No. 26,991 amending Law No. 20,680 (the “Supply Law”), which became effective on September 28, 2014, to increase control over the supply of goods and provision of services. Such initiative includes the ability of the Argentine Government to regulate consumer rights under Article 42 of the Constitution and permits the creation of an authority to maintain the prices of goods and services (the “Observer of Prices of Goods and Services”). The Supply Law, as amended: (i) requires the continued production of goods to meet basic requirements; (ii) creates an obligation to publish prices of goods and services produced and rendered; (iii) allows financial information to be requested and seized; and (iv) increases fines for legal entities and individuals. The reforms and creation of the Observer of Prices of Goods and Services could adversely affect our operations. An initiative to regulate questions of consumer rights was also approved, creating the Conciliación Previa en las Relaciones de Consumo (Prior Conciliatory Procedures For Consumer Relations, or the “COPREC”), where users and consumers may present claims free of charge and have them resolved within 30 days.

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

On October 1, 2014, the Argentine Congress approved the reform, update and unification of the National Civil and Commercial codes, which included several new laws and modified others, such as the Ley General de Sociedades No. 19,550 ( Argentine Business Companies Law or “BCL”) and the Ley de Defensa del Consumidor  No. 24,240 (Consumer Protection Law). A single new National Civil and Commercial Code became effective on August 1, 2015. For further information, see “The impact of reforms and measures taken by the Argentine Government to reactivate the economy is uncertain”.

The long-term impact of recently adopted legislation on Argentina’s legal system and future administrative or judicial proceedings, including potential future claims by us against the Argentine Government, cannot be predicted.

Risks Relating to our Company

We operate a material portion of our business pursuant to public concessions granted by the Argentine Government, the revocation or termination of which would have a material adverse effect on our business

We conduct a material part of our businesses pursuant to public concessions granted by the Argentine Government. These concessions contain several requirements regarding the operation of those businesses and compliance with laws and regulations. Compliance with our obligations under our concessions is, in certain cases, secured by a pledge of our shares in the concessionaires in favor of the Argentine Government. Accordingly, upon the occurrence of specified events of default under these concessions, the Argentine Government would be entitled to foreclose on its pledge of the concessionaire and sell our shares in that concessionaire to a third party. Such sale would have a severe negative impact on our ability to operate a material portion of our business, and as a result, our results of operations would be materially adversely affected. Finally, our concessions also generally provide for termination in the case of insolvency or bankruptcy of the concessionaire. If any of our concessions are terminated or if the Argentine Government forecloses its pledge over the shares we own in any of our concessionaire companies, such companies could not continue to operate as a going concern, and in turn our consolidated results of operations would be materially adversely affected and the market value of our shares and ADSs could decline.

We employ a largely unionized labor force and could be subject to organized labor action, including work stoppages that could have a material adverse effect on our business

The sectors in which we operate are largely unionized. As of December 31, 2017, 55% of our workforce was represented by unions under collective bargaining agreements. Although our relations with unions are currently stable, we cannot assure you that we or our operating subsidiaries will not experience work disruptions or stoppages in the future, which could have a material adverse effect on our business and revenues. In addition, our collective bargaining agreements generally expire after a one-year term. We cannot assure you that we will be able to negotiate new collective bargaining agreements on the same terms as those currently in effect, or that we will not be subject to strikes or work stoppages before or during the negotiation process. If we are unable to negotiate salary agreements or if we are subject to strikes or work stoppages, our results of operations, financial condition and the market value of our shares and ADSs could be materially adversely affected.

In the event of an accident or other event not covered by our insurance policies, we could face significant losses that could materially adversely affect our business and results of operations

We carry insurance policies that are consistent with industry standards in each of our different business segments. Although we believe our insurance coverage is commensurate with international standards, no assurance can be given of the existence or sufficiency of risk coverage for any particular risk or loss. If an accident or other event occurs that is not covered by our current insurance policies in any of our business segments, we may experience material losses or have to disburse significant amounts from our own funds, which may have a material adverse effect on our net profits and our overall financial condition and the market value of our shares and ADSs.

We conduct a portion of our operations through joint ventures, and our failure to continue such joint ventures or to resolve any potential material disagreements with our partners could have a material adverse effect on the success of these operations

We conduct a portion of our operations through joint ventures and as a result, the continuation of such joint ventures is vital to our continued success. In the event that any of our partners were to decide to terminate its relationship with us in any of such joint venture or sell its interest in such joint venture, we may not be able to replace our partner or obtain the necessary financing to purchase our partner’s interest. Furthermore, in certain cases such as with respect to Compañía Inversora en Transmisión Eléctrica Citelec S.A. (“CITELEC”), which has a controlling interest of 52.65% in Transener, Compañía de Inversiones de Energía S.A. (“CIESA”) which has a controlling interest of 51% in Transportadora de Gas del Sur S.A. (“TGS”) and Greenwind S.A. (“Greenwind”), we are not able o acquire our partners’ interests under applicable Argentine regulations. As a result, the failure to continue some of our joint ventures or to resolve any potential disagreement with our partners could adversely affect our ability to conduct the business that is the subject of such joint venture, which would in turn negatively affect our financial condition and results of operations and the market value of our shares and ADSs.

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

If we are not able to effectively hedge our currency risk in full and a devaluation of the Argentine Peso occurs, our results of operations and financial condition, could be materially adversely affected

Our revenues are mainly collected in Argentine Pesos, although the remuneration scheme set forth by the Electric Energy Secretariat (“SEE”) Resolution 19/2017 establishes U.S. Dollar denominated prices but the payment is made in Argentine Pesos by applying the Central Bank’s exchange rate effective on the last business day of the month of the applicable economic transaction. As a result, we are exposed to an exchange rate risk between the collection date and the payment date of U.S. Dollars-denominated financial indebtedness. In addition, a significant portion of our existing financial indebtedness is denominated in U.S. Dollars, which exposes us to the risk of loss from the devaluation of the Argentine Peso. In 2015, the Argentine Peso lost approximately 52% of its value with respect to the U.S. Dollar, including a depreciation of approximately 34% mainly experienced after December 17, 2015 following the announcement of the lifting of a significant portion of exchange restrictions. In 2017 and 2016, the devaluation of the Argentine Peso with respect to the U.S. Dollar reached approximately 17% and 22%, respectively. If we are not able to effectively hedge all or a significant portion of our currency risk exposure, a devaluation of the Argentine Peso, may significantly increase our debt service burden, which, in turn, may have a material adverse effect on our financial condition and results of operations.

We and our subsidiaries are involved in various legal proceedings which could result in unfavorable decisions and financial penalties for us

We and our subsidiaries are party to a number of legal proceedings, some of which have been pending for several years. We cannot be certain that these claims will be resolved in our favor, and responding to the demands of litigation may divert our management’s time and attention and our financial resources. See “Item 8. Legal Proceedings”.

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

Cybersecurity events, such as a cyber-attack could adversely affect our business, financial condition, results of operations and cash flows

We depend on the efficient and uninterrupted operation of internet-based data processing communication and information exchange platforms and networks, including administrative and business related systems (such as Supervisory Control and Data Acquisition (“SCADA”) and DCS Software, Inc (“DCS”)). Cybersecurity risks have generally increased in recent years as a result of the proliferation of new technologies and the increased sophistication and activities of cyber-attacks. Through part of our business, we have increasingly connected equipment and systems to the internet. Furthermore, we depend on digital technology, including information systems to process financial and operating data, analyze seismic and drilling information and oil and gas reserves estimates. Due to the critical nature of our infrastructure and the increased accessibility enabled through connection to the internet, we may face a heightened risk of cybersecurity incidents such as computer break-ins, phishing, identity theft and other disruptions that could negatively affect the security of information stored in and transmitted through our computer systems and network infrastructure. In the event of a cyber-attack, we could have our business operations disrupted, property damaged and customer information stolen; experience substantial loss of revenues, response costs and other financial loss; and be subject to increased regulation, litigation and damage to our reputation. In addition, while we have not experienced any loss related to cybersecurity events, contingency plans in place may not be sufficient to cover liabilities associated with any such events and therefore, applicable insurance coverage may be deemed inadequate, preventing us from receiving full compensation for the losses sustained as a result of such a disruption. Although we intend to continue to implement security technology devices and establish operational procedures to prevent disruption resulting from, and counteract the negative effects of cybersecurity incidents, it is possible that not all of our current and future systems are or will be entirely free from vulnerability and these security measures will not be successful. Accordingly, cybersecurity is a material risk for us and a cyber-attack could adversely affect our business, results of operations and financial condition.

We may not be able to achieve adequate consideration for the disposition of assets or businesses

As part of our strategy and business plan, we consider a number of measures designed to manage our business, asset levels or liquidity position, including potential business or asset sales. There can be no assurance that we will be successful in completing all or any of these transactions, because there may not be a sufficient number of buyers willing to enter into a transaction, we may not receive sufficient consideration for the relevant businesses or assets, the process of selling such businesses or assets may take too long to be a significant source of liquidity, or lenders or note holders with consent rights may not approve a sale of assets. These transactions, if completed, may reduce the size of our business and we may not be able to replace the volume associated with the business.

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

In addition, we are subject to a broad range of environmental legislation, both in Argentina and in the other countries in which we operate. Local, provincial and national authorities in Argentina and other countries in which we operate may implement new environmental laws and regulations and may require us to incur higher costs to comply with new standards. The imposition of more stringent regulatory and permit requirements in relation to our operators in Argentina could significantly increase the costs of our activity.

We cannot predict the general effects of the implementation of any new environmental laws and regulations on our financial condition and results of operations.

CAMMESA and other clients in the sector could alter and delay payments to electricity generators and natural gas producers

Electricity generators receive, through Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima (the Wholesale Electric Market Administration Company or “CAMMESA”), payments corresponding to the energy made available and the energy effectively supplied to the spot market and under the SE Resolution No. 220/07, but no compensation corresponding to the power and energy committed to the Market to Term (“MAT”), since these concepts are paid to each generator directly by each large user.

There is a deficit between the payments received by CAMMESA and the claims of generation companies against that entity. For example, under the previous remuneration regime pursuant to SE Resolution No. 22/2016, the price received by CAMMESA in relation to the electricity sold in the spot market was regulated by the Argentine Government and was lower than the price of electricity generation that CAMMESA had to pay to generators. Notwithstanding the foregoing, the Argentine Government intends to establish a balance between the price received by CAMMESA and the cost of generation. The SEE issued Resolution No. 19/2017, which superseded the remuneration scheme set forth by the former Secretariat of Energy (“SE”) Resolution No. 22/2016 as from February 1, 2017, providing for remunerative items based on technology and scale and establishing U.S. Dollar-denominated prices payable in Argentine Pesos by applying the Central Bank’s exchange rate as effective on the last business day of the month of the applicable economic transaction.

The Argentine Government has covered such deficit through reimbursable contributions from the treasury. As these treasury contributions were not enough to cover all of the generators’ claims for their capacity and energy sales to the spot market, CAMMESA’s debt to generators has grown over time. We cannot assure you that the gap between spot prices and electricity generation prices will not exist or will not increase in the future or that CAMMESA will be able to pay generators, both for energy and capacity sold in the spot market. The generators, such as us, inability to collect their credits from CAMMESA could have a material adverse effect on their income and, consequently, on the results of their operations and financial condition.

Certain of our outstanding financial indebtedness includes bankruptcy, reorganization proceedings and expropriation events of default, and we may be required to repay all of our outstanding debt upon the occurrence of any such events

As of the date of this annual report, certain expropriation and condemnation events with respect to us may constitute an event of default, which, if declared, could trigger the acceleration of our obligations under the relevant indebtedness and require us to immediately repay all such accelerated indebtedness. In addition, a significant part of our outstanding financial indebtedness includes certain events of default related to bankruptcy and voluntary reorganization proceedings (“concurso preventivo”). If we are not able to comply with certain payment obligations as a result of our financial situation and if the requirements set forth in the Argentine Bankruptcy Law No. 24,522 are met, any creditor, or even we, would be able to file for our bankruptcy, or we would be able file for a voluntary reorganization proceeding (“concurso preventivo”). In addition, certain of our outstanding financial indebtedness also includes cross-default or cross-acceleration provisions that could cause all of our indebtedness to be accelerated if the indebtedness including the expropriation or bankruptcy or reorganization proceeding events of default goes into default or is accelerated. In such a case, we would expect to actively pursue formal waivers from the corresponding financial creditors to avoid such potential situation, but if those waivers are not timely obtained and immediate repayment is required, we could face short-term liquidity problems, which could adversely affect our results of operations and cause the market value of our ADSs to decline.

Covenants in our indebtedness could adversely restrict our financial and operating flexibility

Our future indebtedness may include, and some of our current indebtedness includes, affirmative and restrictive covenants that limit our ability to create liens, incur additional indebtedness, dispose of our assets, pay dividends or consolidate, merge or sell part of our businesses. These restrictions may limit our ability to operate our business and may prohibit or limit our ability to enhance our operations or take advantage of potential business opportunities as they arise. The breach of any of these covenants or the failure to meet any of such conditions could result in a default under the relevant indebtedness. Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions and the renegotiation of concessions and licenses used in our businesses.

The CNDC could decide not to approve the consummation of the Acquisition

On May 13, 2016, we and Petrobras Argentina entered into the terms and conditions of the Acquisition. The consummation of the Acquisition, which closed on July 27, 2016, is subject to the (post-closing) approval of the Comisión Nacional de Defensa de la Competencia (the Argentine National Commission for the Defense of Competition or the “CNDC”). We cannot assure that the CNDC will approve the Acquisition. If the CNDC does not approve the Acquisition, we may be required to divest our interest in all or certain assets of the former Petrobras Argentina in accordance with the Defense of Competition Law No. 25,156.

Risks Relating to Our Businesses

There is uncertainty as to what other measures the Argentine Government may adopt in connection with tariffs on public services and their impact on the Argentine economy

As explained in other risk factors in this annual report, following the economic crisis of 2001-2002, the subsequent freeze on gas and electricity rates in Pesos and the significant devaluation of the Argentine Peso against the U.S. Dollar, there was a lack of investment in the supply and transport capacities of gas and electricity and, at the same time, demand for natural gas and electricity increased substantially.

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

In relation to gas, on March, 31, 2017, ME&M Resolution No. 74/17 established new natural gas prices at the prices of natural gas at the supply point (“PIST”). These prices were modified by ME&M Resolution No. 474/17. On October 24, 2017, Resolution No. 400-E/17 issued by ME&M was published, calling for a public hearing, regarding the new prices of natural and propane gas for distribution as from December 1, 2017.

On December 1, 2017, through Resolution No. 474/17, natural and propane gas prices were determined at the PIST. In addition, such resolution established a 10% discount for the natural and undiluted propane gas network for every such category of residential users that register savings equal to or above 20% in respect to the same period of the year 2015, and a discount for the social tariff beneficiaries. Also, on the same date, ENARGAS Resolution No. 120/17 approved the new tariff scheme for TGS.

In relation to the distribution of electricity, Resolution ME&M No. 7/16 repealed Resolution No. 32/15 of the SE and the ENRE was instructed to adopt all measures, within the scope of its competence, to conclude the RTI process. Pursuant to Resolution No 7/16, the ENRE issued Resolution No. 1/16 establishing a new tariff structure, which remained in force (with certain exceptions as a result of injunctions which are no longer in effect) until February 2017, when the RTI process was completed.

On January 31, 2017, the ENRE issued Resolution No. 63/2017, pursuant to which it implemented the definitive electricity rate schedules, the cost review mechanism, the required quality levels and all other rights and obligations that Edenor must comply with as of February, 2017. The regulation mentioned above was amended by the ENRE through Resolutions Nos. 81/17, 82/17, and 92/17, and Note No. 124,898. Pursuant to Resolution No. 63/17, the ENRE, as instructed by the ME&M, must limit the increase in the distribution added value (VAD) resulting from the RTI process which is effective as from February 1, 2017, to a maximum of 42% vis-a-vis the VAD in effect at the date of issuance of the resolution mentioned above, with the remaining value of the new VAD being applied in two stages, the first in November 2017 and the second in February 2018.

In addition, the ENRE recognized and allowed Edenor to bill the VAD difference resulting from the gradual application of the tariff increase recognized in the RTI in 48 installments as from February 1, 2018, which will be incorporated into the VAD’s value resulting as of that date. As of December 31, 2017, the amount arising from such deferred income which is not recognized in Edenor’s financial statements totals approximately U.S.$4.9 billion.

Additionally, ENRE Resolution No. 329/17 provides the procedure to be applied for the billing of the deferred income, stating that those amounts will be adjusted as of February 2018, applying for such purpose the methodology for the redetermination of the Edenor’s recognized CPD set forth in caption c2) of Sub-Appendix II to Resolution No. 63/17, and billed in 48 installments as from February 1, 2018.

On November 30, 2017, through Resolution No. 603/17, the ENRE approved the CPD values, applicable as from December 1, 2017, retroactively to consumption recorded in the months of August through November 2017. That amount totals Ps. 753.9 million and was billed in two installments, December 2017 and January 2018. Additionally, the electricity rate schedule’s values, are effective as from December 1, 2017.

On January 31, 2018, the ENRE issued Resolution No. 33/18 whereby it approved the CPD values, the values of the monthly installment to be applied in accordance with the provisions of ENRE Resolution No. 329/2017, and the values of Edenor’s electricity rate schedule applicable to consumption recorded as from February 1, 2018

Furthermore, such resolution approved the new CPD adjustments (last stage of 17% according to Resolution. No 63/17, including the inflation adjustment of 11.9% for the period July 2017-December 2017 and a stimulus factor “E” of negative 2.51%) and determined the deferred income to be recovered in 48 instalments for a total amount of Ps. 6,343.4 million. Additionally, it reported that the price of the average tariff reached Ps.2.4627/KWh.

In relation to the transportation of electricity, on January 31, 2017, the ENRE issued Resolutions No. 66/17 and No. 73/17, which established the tariffs in effect for the 2017/2021 five-year period for Transener and Transba, respectively. Based on the discrepancy between the proposals of Transener and Transba and what was granted by the RTI, Transener and Transba filed administrative appeals against ENRE Resolutions No. 66/17 and No. 73/17. On October 25, 2017, the ENRE issued Resolutions No. 516/17 and No. 517/17 through which it partially upheld the administrative appeals filed by Transener and Transba, respectively. As a result, the ENRE retroactively established, as of February, 2017 a Ps.8,629 million and Ps.3,575 million recognized capital base and annual regulated earnings of Ps.3,534 million and Ps.1,604 million for Transener and Transba, respectively. Furthermore, on February 19, 2018, the ENRE issued Resolution No. 37/18 and No. 38/18 adjusting Transener and Transba remunerations by 24.41% and 23.62%, respectively, for the December 2016 to December 2017 period applicable to the remuneration scheme as from February 2017. Consequently, the annual regulatory earnings in the amount of Ps.4,395 million and Ps.1,982 million were defined for Transener and Transba, respectively.

Notwithstanding the measures adopted recently, there is uncertainty as to what measures the Argentine Government may adopt in connection with tariffs, whether tariffs will be updated from time to time to reflect an increase in operating costs, and their impact on the Argentine economy.

Risks Relating to the Electricity Sector

The Argentine Government has intervened in the electricity sector in the past, and may continue intervening

Historically, the Argentine Government has exerted a significant influence on the economy, including the energy sector, and companies such as us that operate in such sector have done so in a highly regulated context that aims mainly at guaranteeing the supply of the domestic demand.

To address the Argentine economic crisis in 2001 and 2002, the Argentine Government adopted the Public Emergency Law and other regulations, which made a number of material changes to the regulatory framework applicable to the electricity sector. These changes severely affected electricity generation, distribution and transmission companies and included the freezing of nominal distribution margins, the revocation of adjustment and inflation indexation mechanisms for tariffs, a limitation on the ability of electricity distribution companies to pass on to the costumer increases in costs due to regulatory charges and the introduction of a new price-setting mechanism in the Wholesale Electricity Market (“WEM”) which had a significant impact on electricity generators and generated substantial price differences within the market. From time to time, the Argentine Government continued to intervene in this sector, by, for example, granting temporary nominal margin increases, proposing a new social tariff regime for residents of poverty-stricken areas, removing discretionary subsidies, creating specific charges to raise funds that were transferred to government-managed trust funds that finance investments in generation and distribution infrastructure and mandating investments for the construction of new generation plants and the expansion of existing transmission and distribution networks.

 On December 17, 2015, the Argentine Government issued Decree No. 134/15 declaring the emergency of the national electricity sector through December 31, 2017, and instructing the ME&M to adopt any measure the ME&M deemed necessary regarding the generation, transmission and distribution segments, to adjust the quality, and guarantee the provision of electricity. The emergency declaration expired on December 31, 2017 and was not renewed.

On January 27, 2017, the SEE issued Resolution No. 19/2017 which modified the remuneration scheme approved by Resolution No. 22/2016, improving the revenue of generators. See “Item 4.The Argentine Energy Sector—SEE Resolution No. 19/2017: Remuneration Scheme for Old Capacity”.

On November 28, 2017, through Resolution SEE No, 1085/17, a new scheme that transferred the cost of electricity transport to the users was enacted. Generators pay for the connection and operation costs of their own connection through a special charge determined by the SEE.

As of the date of this annual report, the Argentine Government, through the relevant agency enacted several resolutions to impose the penalties regime of the services and adjusting the tariffs. On February 1, 2017, the RTI process was completed and a new tariff scheme for the following five-year period was enacted.

Notwithstanding the recent measures adopted, we cannot assure you that other regulations or measures that may be adopted by the Argentine Government will not have a material adverse effect on our business and results of operations or on the market value of our shares and ADSs or that the Argentine Government will not adopt emergency legislation similar to the Public Emergency Law, or other similar regulations in the future that may increase our obligations, including increased taxes, unfavorable alterations to our tariff structures and other regulatory obligations, compliance with which would increase our costs and may have a direct negative impact on our results of operations and cause the market value of our ADSs to decline.

Electricity distributors, generators and transmitters were severely affected by the emergency measures adopted during the economic crisis

Distribution and transmission tariffs include a regulated margin that is intended to cover the costs of distribution or transmission, as applicable, and provide an adequate return. Generators, which mostly depend on sales made to the spot market (the market created by the supply and demand of energy available for immediate delivery), used to have stable prices and were able to reinvest their profits to become more efficient and achieve better margins. Under Law No. 23,928 and Decree No. 529/91 (together, the “Convertibility Law”), which established a fixed exchange rate of one Peso per U.S. Dollar, distribution and transmission tariffs and electricity spot prices were calculated in U.S. Dollars and distribution and transmission margins were adjusted periodically to reflect variations in U.S. inflation indexes. In January 2002, pursuant to the Public Emergency Law, which authorized the Argentine Government to renegotiate its public utility contracts, provisions requiring price adjustments based on foreign inflation indexes and all other indexation mechanisms in public utility services agreements between the Argentine Government or any provincial government and the providers of those services (including us) were revoked, and the tariffs for the provision of such services were frozen and converted from their original U.S. Dollar values to Argentine Pesos at a rate of Ps.1.00 per U.S.$1.00. These measures, coupled with the effect of high inflation and the devaluation of the Peso, led to a decline in revenues and an increase of costs in real terms, which could no longer be recovered through margin adjustments or market price-setting mechanisms. This situation, in turn, led many public utility companies to suspend payments on their financial debt (which continued to be denominated in U.S. Dollars despite the pesification of revenues), effectively preventing these companies from obtaining further financing in the domestic or international credit markets and making additional investments.

In recent years, the Argentine Government granted temporary and partial relief to some distribution companies, including limited increases in distribution margins, temporary cost adjustment mechanism which was not fully implemented and the ability to apply certain additional charges to customers.

On January 31, 2018, the ENRE issued Resolution No. 33/18 which approved the new distribution cost for Edenor to be applied as from February 1, 2018 and the new tariff scheme.

Although as of the date of this annual report, the Argentine Government completed the process  after RTI for distributors, transmitters and transporters of gas and approved the new remuneration scheme for generators (see “Item 4. The Argentine Energy Sector —SEE Resolution No. 19/17: Remuneration Scheme for Old Capacity” and “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Electricity prices and tariffs”), we cannot assure you that these recent measures will be sufficient to address the structural problems created for our Company by the economic crisis and in its aftermath. Our inability to cover our costs or to receive an adequate return on our asset base may further adversely affect our financial condition and results of operations.

Electricity demand may be affected by tariff increases, which could lead electricity companies, such as Edenor, to record lower revenues

From 2012 through 2017, electricity demand in Argentina increased 5.7%, which reflects the relative low cost, in real terms, of electricity to customers due to the freezing of distribution margins, the establishment of subsidies in the purchase price of energy and the elimination of the inflation adjustment provisions in distribution concessions coupled with the devaluation of the Peso and inflation.

Although increases in electricity transmission and distribution margins, and the elimination of subsidies, which increased the cost of electricity to end users, have not had a significant negative effect on demand in the past, we cannot make any assurance that recent increases or any future increases in the cost of electricity will not have a material adverse effect on electricity demand or result in a decline in collections from customers. In this respect, we cannot assure you that these measures or any future measures will not lead electricity companies, like Edenor, to record lower revenues and results of operations, which may, in turn, had a material adverse effect on the market value of our ADSs.

If the demand for energy is increased suddenly, current levels of power generation and the difficulty in increasing the capacity of transmission and distribution companies in a short or medium term, could adversely affect the Company, which in turn could result in customer complaints and substantial fines for any interruptions

In recent years, the increase in electricity demand was greater than the structural increase in electricity generation, transmission and distribution capacities, which led to power shortages and disruptions, in certain occasions. A sustained increase in electricity demand could generate future shortages.

The dispatch of electricity by generators could be substantially and adversely affected since the transmission line may lack sufficient capacity to transport the output of all connected power plants. As a result, our results of operations could be affected, as well our financial condition.

Additionally, according to Argentine law, distribution companies such as Edenor are responsible to their customers for any interruption in the supply of electricity. Consequently, customers can direct their claims to the distribution companies. Also, distribution companies are subject to fines and penalties for interruptions caused by power outages, unless the respective Argentine authorities determine that power outages were caused by force majeure events. As of the date of this annual report, Argentine authorities have not ruled on the conditions under which outages may constitute force majeure. In the past, however, Argentine authorities have adopted a restrictive view of the concept of force majeure and have acknowledged its existence in limited circumstances, such as internal defects in the customer’s location or extraordinary weather events (such as severe storms, tornadoes or floods). We cannot assure that we will not experience a lack in the supply of energy that could adversely affect our businesses’ financial condition and results of operations and cause the market value of our ADSs and shares to decline.

Risks Relating to Our Generation Business

There are electricity transmission constraints in Argentina that may prevent us from recovering the full marginal cost of our electricity, which could materially adversely affect the financial results of our generation business

During certain times of the year, more electricity can be generated than can be transmitted. While under the remuneration scheme established by SEE Resolution No. 19/2017, such transmission constraints should not affect the price that is paid to the generator, nonetheless our dispatch may be affected. We cannot make any assurance that required investments will be made to increase the capacity of the transmission system. As a result of lower dispatch, our generation business may record lower operating profits than we anticipate, which could adversely affect our consolidated results of operations and financial condition and the market value of our shares and ADSs.

Changes in regulations governing the dispatch of generators may affect our generators

Pursuant to Note No. 5,129/13, the SE instructed CAMMESA to optimize the dispatch of WEM’s generators according to the available fuels and their actual costs. Such modifications or any other modifications under the emergency established by Decree No. 134/15 or any other measures may result in a lower dispatch of our generators and, in turn, could adversely affect our results of operations and financial conditions.

We may be unable to collect amounts due, or to collect them in a timely manner, from CAMMESA and other customers in the electricity sector, which could have a material adverse effect on our financial condition and results of operations

Electricity generators, including us and our subsidiaries, are paid by CAMMESA, which collects revenue from other WEM agents. Since 2012, a significant number of WEM agents –mostly distributors, including Edenor- defaulted in the payment of amounts they owed to the WEM or failed to pay in a timely manner (as of the date of this annual report, Edenor’s situation had been regularized), which adversely affected the ability of CAMMESA to meet its own payment obligations to generators or to pay them in a timely manner. This situation led to the creation of the Fondo Transitorio de Recomposición de Cobranzas”– SE Notes No. 7588/12, 8147/12 and 8476/12 (the “Transitory Recovery Fund”), by means of which the SE instructed CAMMESA to collect the charges and interest accrued from distributors’ defaults and renegotiate the terms of the payment of the defaulted amounts.

Additionally, the stabilization fund created by the SE to cover the difference between the spot price and the seasonal price of electricity recorded a permanent deficit. This difference was due to the intervention of the Argentine Government and the measures adopted pursuant to the Public Emergency Law.

Resolution ME&M No. 197/2016, instructed CAMMESA to negotiate payment plans with distributors and large users for the repeal of injunctions that had suspended tariff increases. It further ordered that the payment plans be in four monthly installments, equal and consecutive free of interest or surcharges related to non-payment. The first installment expired in October 2016. Similarly, with respect to the amounts not paid by the users of Edenor and Edesur, it was also provided that such amounts were to be paid in four installments under same conditions.

We cannot provide any assurance that any measures aimed at reducing the debt of distributors and large users will be implemented, that the difference between the spot price and the seasonal price will not increase in the future, that the Argentine Government will use funds of the National Treasury to cover any differences or that CAMMESA will be able to pay generators, both with respect to energy and capacity sold in the spot market.

Furthermore, as a consequence of the suspension of the incorporation or renewal of contracts in the term market, the revenues of electricity generators will depend on the payments received from CAMMESA.

The inability of generators, including us and certain of our subsidiaries, to collect their credits from CAMMESA or to collect them in a timely manner, may have a material adverse effect on the revenues of our generation subsidiaries and accordingly, on our results of operations and financial condition and the market value of our shares and ADSs.

New measures encouraging renewable energy generation projects may affect our generation assets sales

On October 15, 2015, Law No. 27,191 was enacted. Pursuant to such law, among others, by December 31, 2025, 20% of the total domestic energy demand must be sourced from renewable energy sources. In order to meet such goal, the statute required wholesale users and CAMMESA to cover their respective portion of domestic energy demand with renewable sources of energy at 8%, by December 31, 2017. The percentage of domestic energy demand required to be covered by renewable energy increases every two years reaching 20% by 2025. The statute also includes tax and other benefits for new renewable energy projects.

Law No. 27,191 was partially regulated by Decree No. 531/2016, and further regulation is required for its implementation,

Additionally, under Resolution 281/2017 the ME&M regulated the contracts for energy of renewable sources among WEM agents. Such resolution, allows Major Large Users to purchase their total energy demand from a generator of renewable sources that made an investment in generation (see “Item 4.Recent Developments—Development of Two New Wind Farms”). However, we cannot make any assurances that the implementation of this law and its regulation will not affect our generation assets sales, particularly sales under the Energy Plus regime, which, in turn, could adversely affect our results of operations and financial condition.

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

Several of our generation facilities are equipped to run solely on gas and, in the event that gas becomes unavailable, these facilities will not be able to switch to other types of fuel in order to continue generating electricity. If we were unable to purchase gas at prices that are favorable to us, if the supply of gas was reduced, if the procedure described above is canceled or if CAMMESA did not provide gas to our generation facilities, our costs could increase or our ability to profitably operate our generation facilities could be impaired. Moreover, some of our generation units are included in the “Energy Plus” program under SE Resolution 1,281/2006 and/or have executed WEM supply agreements under SE Resolution No. 220/2007 (“WEM” Supply Agreements”), and both regulations require the generator to assure the committed capacity with its own fuels through the execution of firm natural gas and transport contracts.

Notwithstanding the foregoing, as of the issuance of SE Resolution No. 95/2013, as amended, and SEE Resolution No. 19//2017, generators depend on the fuels that CAMMESA supplies them for their operations, since the SEE appointed CAMMESA through such resolution as the sole supplier of fuels for the generation sector.

Any disruption or inability to acquire the necessary fuels for our generation business could, in turn, materially adversely affect our results of operations and financial condition and the market value of our ADSs.

Our ability to generate electricity using gas plus under the Gas Plus Program depends on the recognition by CAMMESA of Gas Plus costs

Central Térmica Loma de la Lata S.A. (“CTLL”) (see “Item 4.Recent Developments—Corporate Reorganization Process—Merger of Pampa, Petrolera Pampa, CTG, CTLL, EG3 Red S.A., Bodega Loma la Lata S.A.BLL, INDISA, INNISA, Inversora Piedra Buena S.A. and Pampa Participaciones II S.A.”) has executed several natural gas provision agreements with producers whose production is included under the terms of the “Gas Plus” program (SE Resolution No. 24/2008). Under such program, the producers are able to sell their production at a price higher than the reference price (gas market value for generators). By virtue of the agreements executed with the SE, and the mechanism established in Note No. 7,585/10 of the SE, CAMMESA recognizes such costs to CTLL. CAMMESA has to recognize the Gas Plus cost to CTLL in order for CTLL to be able to make the corresponding payments to their natural gas suppliers. If CAMMESA does not recognize the Gas Plus cost or if such recognition is delayed, the ability of CTLL to pay the natural gas suppliers may be affected. Consequently, in such a situation, CTLL would have to renegotiate the terms and conditions previously agreed on with its natural gas suppliers and, in case an agreement is not reached, any of the parties may terminate the contracts under which they committed to supply natural gas. In this respect, during 2012, due to a delay in collecting payments from CAMMESA, renegotiation ensued with natural gas producers in order to comply with CTLL’s obligations and keep the agreements in force. As a result, CTLL could need to search for alternative suppliers of natural gas, and if it were unsuccessful in reaching new agreements with natural gas suppliers, its ability to generate electricity using gas plus recognized under the Gas Plus Program could be affected.

However, as of the issuance of the SE Resolution No. 95/2013, as amended, and SEE Resolution No. 19/2017, generators (except for those included in the Energy Plus program) depend on the fuels that CAMMESA supplies them for their operations, since the SEE appointed CAMMESA as the sole supplier of fuels for the generation sector. Consequently, as of the termination of the current gas supply agreements, CTLL and EGSSA (merged into Central Térmica Güemes S.A. (“CTG”)) will no longer need to have firm gas supply agreements with suppliers and request the recognition of costs thereunder to CAMMESA as they will depend on CAMMESA’s gas supply. In September 2015, CAMMESA informed CTLL that, in accordance with the SE Resolution No. 529/14, after the first automatic renewal of the term of the natural gas supply agreements, CAMMESA will no longer acknowledge (i) any further automatic renewals of such agreements, and (ii) the costs associated with such supply, including the additional 10% of such costs established in the “Convenio Marco para el Cierre del Ciclo Combinado de Loma de la Lata” entered into between CTLL and the SE in December 2008. CTLL has taken the necessary measures to protect its interests. See “Item 8. Legal proceedings—Generation—Claim for the recognition of Gas Plus costs”.

We cannot assure you that any changes to the terms and conditions for the provision of natural gas under the Gas Plus Program and, particularly, the lack of recognition of costs associated with CTLL’s supply pursuant to the former SE Resolution No. 529/14 described above, would not have an adverse effect on the operation of our generation facilities and the revenues derived from such activity.

Penalties may be applied under our WEM Supply Agreements under SE Resolution No. 220/2007, which may adversely affect the revenues derived from such contracts

A breach of the availability commitments set forth in our WEM Supply Agreements under SE Resolution No. 220/2007, allows CAMMESA to apply penalties to us that may adversely impact the revenues derived from such agreements, which in turn may adversely affect our results.

Penalties may be applied under our wholesale demand agreements under SE Resolution No. 21/2016 and Resolution No. 287/17, which may adversely affect the revenues derived from such contracts and a delay in the entry of commercial operations of the projects may result in the early termination of the energy supply agreement

A breach of the obligation of our projects to enter into commercial operations by a committed date, allows CAMMESA to apply penalties that may adversely impact the revenues derived from such agreements, which in turn may adversely affect our results. Moreover, if the delay in the entry into commercial operations extends for more than 180 days from the committed date, the relevant wholesale demand agreements (“PPA”) may be automatically terminated by CAMMESA who may enforce the performance guarantee granted under such contracts. In such event the projects will be remunerated according to the general WEM remuneration scheme.

Additionally, once the project begins its commercial operations, a breach of the availability commitments set forth in our PPAs under SE Resolution No. 21/2016 allows CAMMESA to apply penalties to us that may adversely impact in the revenues derived from such agreements, which in turn may adversely affect our results.

Penalties may be applied under Greenwind’s energy supply agreement with CAMMESA, which may adversely affect the revenues derived from such contract and, ultimately, result in the obligation to sell the assets involved in the operation of the wind farm, and a delay in the entry into commercial operations of the projects may result in the early termination of the energy supply agreement

A breach of the obligation of the Corti wind farm (“Corti”) to enter into commercial operations by a committed date, allows CAMMESA to apply penalties that may adversely impact the revenues derived under this agreement, which in turn may adversely affect our results. If the delay extends for more than 180 days, CAMMESA may enforce the performance guarantee under the PPA. Moreover, if, as of the date of commercial operations, the committed energy availability of the Corti wind farm does not reach at least 98%, CAMMESA may terminate the PPA (in which case the wind farm would be remunerated according to the general WEM early remuneration scheme) or even the Argentine Government may proceed to purchase the assets of the wind farm.

Additionally, once the wind farm begins its commercial operations, a breach of the energy delivery commitments set forth in Greenwind’s PPA allows CAMMESA to apply penalties to the generator that may adversely impact the revenues derived by the generator from such agreements, which in turn may adversely affect our results.

Delays in the commercial operations date committed with CAMMESA for the Pampa Energía’s wind farm (“Pampa Energía WPP”) and De la Bahía wind farm (“De la Bahía WPP”) may result in the enforcement of the performance guarantees granted in order to obtain the dispatch priority stablished in Resolution ME&M No. 281-E/17

A breach of Pampa Energía WPP’s and De la Bahía WPP’s obligations to enter into commercial operations by the committed date in the process for obtaining the dispatch priority as established in Resolution ME&M No. 281-E/17 may result in the enforcement of the performance guarantees granted connection with these projects. See “Item 4.Recent Developments—Development of Two New Wind Farms”.

A breach of the availability commitment set forth in CPB’s Loan Agreement with CAMMESA may adversely impact CPB’s results of operations

On April 8, 2014, Central Térmica Piedra Buena S.A (“CPB” or “Piedra Buena”) executed a loan agreement with CAMMESA for the Peso-equivalent of U.S.$82.6 million plus associated taxes and nationalization costs. On September 12, 2016, CPB and CAMMESA executed an amendment to the loan agreement, which resulted in several changes, including a raise in the loan amount to the Peso equivalent of U.S.$99.2 million plus associated taxes and nationalization costs. This loan is to be repaid in 36 equal installments. As long as CPB’s availability is higher than 80% (summer) or 83% (winter), CPB’s payment obligations shall be limited to the revenue established to cover extraordinary maintenance works (SE Resolution No. 529/2014, as amended). If CPB’s availability is below the abovementioned percentages, CPB shall pay the applicable installment. A breach of the availability commitments set forth in the loan agreement and a subsequent acceleration of the loan may adversely impact CPB’s results of operations.

Our ability to generate electricity at our hydroelectric generation plants may be negatively affected by poor hydrological conditions, which could, in turn affect our results of operations

Prevailing hydrological conditions could adversely affect the operations of our hydroelectric generation plants owned by Hidroeléctrica los Nihuiles S.A. (“HINISA”), Hidroeléctrica Diamante S.A. (“HIDISA”) and Pichi Picún Leufú Hydroelectric Complex (“HPPL”), in a number of ways, which we cannot fully predict. For example, hydrological conditions that result in a low supply of electricity in Argentina could lead to, among others, the implementation of broad electricity conservation programs, including mandatory reductions in electricity generation or consumption. Hydrological conditions since 2006, the year in which our units recorded the greatest intake to date, have been poor. The worst conditions were registered in 2014, in which the water intake at HINISA and HIDISA available for electricity generation was 62% and 64% lower, respectively, as compared to 2006. A prolonged continuation of poor conditions could force the Argentine Government to focus its generation efforts on the use of other sources of electricity generation. In the event of electricity shortages, the Argentine Government could mandate the implementation of broad electricity conservation programs, including mandatory reductions in electricity generation or consumption; the Argentine Government could also mandate increased production from thermal plants that use fossil fuels as their generation sources and preserve the available water resources for future electricity generation. Although such a shift in production could benefit our thermal generation plants, it would negatively affect our hydroelectric plants and any mandated reduction in electricity generation or consumption could reduce revenues in our generation business and lead to a decline in our consolidated results of operations, which may have a material adverse effect on our financial condition and the market value of our shares and ADSs.

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

We may no longer own a controlling interest in HINISA, one of our principal generation assets, if the Province of Mendoza sells its participation in HINISA

We (see “Item 4. Recent Developments—Corporate Reorganization Process—Merger of Pampa, Petrolera Pampa, CTG, CTLL, EG3 Red S.A., BLL, INDISA, INNISA, Inversora Piedra Buena S.A. and Pampa Participaciones II S.A.”), own a 52.04% controlling stake in HINISA, a hydroelectric generation company in the Province of Mendoza, Argentina, and the Province of Mendoza, through EMESA, currently owns 47.96% of the capital stock of HINISA. In 2006, the Province of Mendoza publicly announced its intention to sell shares representing 37.75% of the capital stock of HINISA pursuant to HINISA’s concession. If the Province of Mendoza sells these shares, we will be required to sell 20% of HINISA’s capital stock and would no longer own a controlling 52.04% interest in HINISA. In addition, according to HINISA’s by-laws, we would not be permitted to purchase any additional shares of HINISA.

We currently consolidate the results of operations of HINISA. If we lose our controlling interest in HINISA, we may have a significant adverse effect on the value of our investment in HINISA and on our consolidated results of operations and the market value of the Company. In addition, we have no control over the timing of the Province of Mendoza’s proposed sale or the price at which we would be required to sell our 20% of HINISA’s shares. As a result, these shares may be sold at a time and price per share that are adverse to our interests and the return on our investment in HINISA.

CPB could be exposed to third-party claims on real property utilized for its operations that could result in the imposition of significant damages, for which we have not established a provision in our consolidated financial statements for potential losses

At the time of CPB’s privatization in 1997, the Province of Buenos Aires agreed to expropriate and transfer to CPB the real property on which the plant was built and to create administrative easements in favor of CPB over the third-party lands through which a gas pipeline and an electricity transmission line run. Although the Province of Buenos Aires is in the process of expropriating the property on which the plant is built, as of the date of this annual report, it had not transferred all of the real property with clear and marketable title to CPB. In addition, the Province of Buenos Aires has not created the administrative easements for CPB’s gas pipeline or the electricity transmission line. In July 2008, CPB sued the Province of Buenos Aires seeking the creation of the administrative easements in favor of CPB. CPB has received several complaint letters from third parties seeking compensation for the use of this land. If the Province does not complete the expropriation process or the administrative easement process, CPB may be exposed to judicial claims by third parties seeking compensation or damages for which we have not established a provision in our consolidated financial statements. If CPB were required to pay material damages or compensation for the right to use this real property as a result of adverse outcomes from legal proceedings, we could be required to use cash from operations to cover such costs, which could have a materially adverse effect on our financial condition and consolidated results of operations and cause the market value of our ADSs to decline.

CPB could be subject to fines and penalties for not having a concession for the use of seawater for the refrigeration of its generation units

CPB uses seawater to refrigerate its generation units. According to applicable provincial law, such activity requires a concession to be granted by the provincial government. In the documentation that we received with the privatization of CPB, no concession was included. CPB consulted the regulatory authorities who informed that, according to their files, no such concession has been granted to CPB. The penalties for such infringement may vary from the application of a maximum Ps.50,000 fine to the closing of the plant. While CPB considers that the likelihood of any such penalties being imposed is low, we cannot assure you that the operation of CPB would not be affected if such penalties were to be imposed.

The unfulfillment of the requirements of the Energy Plus Program or its modification or cancellation may affect our profits

If we do not comply with the requirements of the Energy Plus Program (SE Resolution No. 1281/2006) or if such program is modified or canceled, the non-compliant party would have to sell the production on the spot market, and also, eventually, under the remuneration scheme applicable under SEE Resolution No. 19E/17, which could affect our revenues.

In October 2015, CAMMESA issued Note No. B-102407-4, pursuant to which it mandated us to sell its uncommitted production under the Energy Plus Program to the spot market under the price scheme established by SE Resolution No. 482/2015 (currently SEE Resolution 19/2017).

In Note No. 567/07, as amended, the SE established the “Cargo Medio Incremental de la Demanda Excedente” (“CMIEE”) as a maximum fee for WEM users with a capacity higher than 300 KW (“WEM Large Users”) for their surplus demand in the event that they do not have their demand backed with a contract under the Energy Plus Program. As of the date of this annual report, the CMIEE applicable to Grandes Usuarios Mayores (Major Large Users, or “GUMAs”) and GUMEs was equal to 650 Ps./MWh and for Grandes Usuarios del Distribuidor (Major Distribution Users or “GUDIs”) 0 Ps./MWh. The CMIEE implies an indirect maximum limit to the price that generators under the Energy Plus Program may charge. The detrimental effect that such limits could have on our generators could be exacerbated if the Peso continues to devalue. As a consequence, if the CMIEE is not adjusted or a higher devaluation of the Peso occurs, this could result in a decline in prices charged by our generators under their Energy Plus Program contracts or in a discontinuance of the Energy Plus contracts, forcing such generators to sell the capacity and energy unsold in the spot market at lower prices.

Risks Relating to our Distribution of Energy Business

Failure or delay to negotiate further improvements to Edenor’s tariff structure, including increases in Edenor’s distribution margin, and/or to have tariffs adjusted to reflect increases in Edenor’s distribution costs in a timely manner, or at all, have affected Edenor’s ability to perform its commercial obligations and could also have a material adverse effect on Edenor’s ability to perform its financial obligations

Prior to the completion of the RTI process, several regulatory mechanisms, programs or changes were implemented from time to time by the ENRE to adjust Edenor’s tariffs to reflect increased costs. Any requested adjustments were usually subject to the ENRE’s assessment of variations in Edenor’s costs, and not sufficient to cover Edenor’s actual incremental costs in a timely manner. Even when the ENRE approved adjustments to Edenor’s tariffs, there was a lag between the time when Edenor actually experienced increases in the distribution costs and the time when Edenor received increased income following the corresponding adjustments to its distribution margins.

On September 5, 2016, by means of Resolution No. 55/16, Edenor submitted its rate schedule proposal for the following five-year period.

On October 28, 2016, a public hearing was held to provide information and listen to the public opinion on the RTI.

The RTI was completed on February 1, 2017, on which date the ENRE issued Resolution No. 63/2017, through which approved a new tariff scheme that established our new VAD for the following five-year period.

On January 31, 2018, the ENRE issued Resolution Nº 33/18 approving the new distribution cost for Edenor to be applied as from February 1, 2018 and the new tariff scheme applicable to Edenor.

However, if Edenor is not able to recover all future cost increases and have them reflected in its tariffs, and/or if there is a significant lag of time between the time when it incurs the incremental costs and when it receives the increased income Edenor may be unable to comply with its financial obligations, suffer liquidity shortfalls and need to restructure its debt to ease its financial condition, any of which, individually or in the aggregate, could have a material adverse effect on our business, financial condition and results of operations and may cause the value of our ADSs to decline.

Edenor’s distribution tariffs may be subject to challenges by Argentine consumer and other groups

In recent years, Edenor’s tariffs have been challenged by Argentine consumer associations, such as the action brought against Edenor in December 2009, by an Argentine consumer association, (Unión de Usuarios y Consumidores), seeking to annul certain retroactive tariff increases, which was ultimately dismissed by the Argentine Supreme Court of Justice on October 1, 2013.

In May 2016, Edenor was notified by several courts of the Province of Buenos Aires of certain injunctions granted to individual and collective customers against Resolution No. 6/16 and Resolution No. 1/16 issued by the ENRE (which authorized our new tariff schedule as from February 2016). Consequently, the then applicable tariff schedule, which included the WEM prices established by Resolution No. 6/16, was not applied during certain periods in 2016 to the entire concession area as a result of the injunctions issued in the “Abarca” case and to the districts of “Pilar” and “La Matanza” where provisional remedies remained in force until October 24 and November 11, 2016, respectively, when they expired. Therefore, as of those dates no injunction has been in effect and tariff increases have been applied to all customers. If any future legal challenges were successful and prevented Edenor from implementing any tariff adjustments granted by the Argentine Government, Edenor could face a decline in collections from its customers, and a decline in its results of operations, which may have a material adverse effect in our financial condition and the market value of our shares and ADSs.

Our distribution business has been, and may continue to be, subject to fines and penalties that could have a material adverse effect on our financial condition and results of operations

We operate in a highly regulated environment and our distribution business has been and in the future may continue to be subject to significant fines and penalties by regulatory authorities, including for reasons outside our control, such as service disruptions attributable to problems at generation facilities or in the transmission network that result in a lack of electricity supply. Since 2001, the amount of fines and penalties imposed on our distribution business has increased significantly. As of December 31, 2017, 2016 and 2015, Edenor’s accrued fines and penalties totaled Ps.4,174.0 million, Ps.3,533.5 million and Ps.1,066.8 million, respectively (taking into account adjustments made to fines and penalties following the ratification of the Adjustment Agreement (as defined below) and recent regulations).

 Additionally, on October 19, 2016, through of Note No. 123,091 the ENRE established the average rate values (Ps./KWh) to be applied as from December 2012, for calculating the penalties payable to the Argentine Government. In accordance with the terms of the Adjustment Agreement, such values should correspond to the average sale price of energy charged to customers. Since the rate values set forth in the Note were not consistent with such provision, on November 1, 2016, Edenor submitted a claim to the ENRE requesting the rectification as Edenor considered the approach erroneous. As of the date of this annual report, Edenor received the response from the ENRE (Note No. 129,061), which clarified that the increases or adjustments are not applicable, and only the values paid by the customers should be considered.

On February 1, 2017, the ENRE issued Resolution No. 63/17, through which it approved new parameters related to the quality rates, for the purpose of achieving an acceptable quality level by the end of the 2017-2021 period. In this regard, the ENRE established a penalty regime to be applied in the event of non-compliance with the requisite quality rates.

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

In addition, fines and penalties, accrued and not imposed during the transition period of the Adjustment Agreement must be updated using the CPI that the Central Bank uses to elaborate the Multilateral Real Exchange Rate Index (“TCRM”), corresponding to the month prior to the semester during which the event giving rise to the penalty occurred or month prior to that on which the specific penalty event occurred, till the previous month of the day on which the penalty was imposed . Those fines and penalties accrued and imposed since the date of issuance of the Note No. 120,151 through the completion of the RTI on February 1, 2017 (i.e., the period between April, 2016 and February, 2017) must also be updated using the CPI.

We cannot assure that Edenor will have the ability to comply with the quality standards set forth by ENRE’s Resolution No. 63/2017. In the case of penalties which had been imposed but remain unpaid, the 30-day interest rate of the Banco Nación corresponding to commercial discounts applies, as from the day when the penalty was imposed through the date of payment.

Despite the issuance of ENRE’s Resolution No. 63/2017, the treatment to be given to the penalties and reductions are pending to be settled.

We cannot assure you that our distribution segment will not be subject to significant fines in the future, which could have a material adverse effect on our financial condition and results of operations, and the market value of our shares and ADSs.

If Edenor is unable to control its energy losses, its results of operations could be adversely affected

Edenor’s distribution concession does not allow our energy distribution business to pass through to Edenor's customers the cost of additional energy purchased to cover any energy losses that exceed the loss factor contemplated by the concession, which is, on average, 10%. As a result, if our energy distribution business experiences energy losses in excess of those contemplated by the concession, we may record lower operating profits than we anticipate. Prior to the 2001 and 2002 economic crisis in Argentina, Edenor was able to reduce the high level of energy losses experienced at the time of the privatization down to the levels contemplated (and reimbursed) under the concession. However, during recent years, Edenor’s level of energy losses, particularly Edenor’s non-technical losses, started to grow again, in part as a result of an increase in poverty levels and, in turn, in the number of delinquent accounts and fraud. Although Edenor continues to make investments to reduce energy losses, these losses continue to exceed the average 10% loss factor contemplated in the concession, and based on the current tariff schedule and the economic turmoil, we do not expect these losses to decrease in the near term. Energy losses in our distribution business amounted to 17.1% in 2017, 17.0% in 2016 and 14.9 % in 2015. We cannot assure you that energy losses will not continue to increase in future periods, which may lead to lower margins in our distribution segment and could adversely affect our financial condition and consolidated results of operations and the market value of our shares and ADSs.

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

•                         the fines and penalties incurred in any given year exceed 20% of Edenor’s gross energy sales, net of taxes, which corresponds to Edenor’s energy sales;

•                         Edenor repeatedly and materially breaches the terms of its distribution concession and does not remedy these breaches upon the request of the ENRE;

•                         Edenor’s controlling shareholder, creates any lien or encumbrance over Edenor’s Class A common shares (other than the existing pledge in favor of the Argentine Government);

•                         Edenor or Edenor’s controlling shareholder obstructs the sale of Class A common shares at the end of any management period under our distribution concession;

•                         Edenor’s controlling shareholder fails to obtain the ENRE’s approval in connection with the disposition of Edenor’s Class A common shares;

•                         Edenor’s shareholders amend its articles of incorporation or voting rights in a way that modifies the voting rights of the Class A common shares without the ENRE’s approval; and

•                        Edenor or any existing shareholders or former shareholders of Edenor’s controlling shareholder who have brought a claim against the Argentine Government in the ICSID do not desist from such ICSID claims following completion of the RTI and the approval of a new tariff regime.

             On February 1, 2017, the ENRE issued Resolution No. 63/17 establishing a tariff scheme resulting from the completion of the RTI process, for the following five-year period. In accordance with the provisions of the Adjustment Agreement, EASA (see “Item 4.Recent Developments—Corporate Reorganization Process”) and EDFI withdrew their ICSID claim, and on March 28, 2017, the ICSID acknowledged the discontinuance of the procedure.

If the Argentine Government were to foreclose on its pledge over Edenor’s Class A common shares, pending the sale of those shares, the Argentine Government would also have the right to exercise the voting rights associated with such shares. In addition, the potential foreclosure by the Argentine Government of the pledge on Edenor’s Class A common shares may be deemed to constitute a change of control under the terms of Edenor’s Senior Notes due 2022. See “Item 3.Key Information—Risk Factors—Risks Relating to our Electricity Distribution Business—Edenor may not have the ability to raise the funds necessary to finance a change of control offer as required by Edenor’s Senior Notes due 2022.” If the Argentine Government forecloses on its pledge over Edenor’s Class A common shares, our results of operations and financial condition could be significantly affected and the market value of our shares and ADSs could be affected.

In 2017, Edenor’s fines and penalties remained below 20% of Edenor’s gross, energy sales.

Default by the Argentine Government could lead to termination of Edenor’s distribution concession, and have a material adverse effect on our business and financial condition

If the Argentine Government breaches its obligations in such a way that Edenor cannot comply with its obligations under its distribution concession or in such a way that Edenor’s service is materially affected, Edenor may request the termination of its distribution concession, after giving the Argentine Government 90 days’ prior notice in writing. Upon termination of Edenor’s distribution concession, all of its assets used to provide the electricity distribution service would be transferred to a new state-owned company created by the Argentine Government, whose shares would be sold in an international public bidding procedure. The amount obtained in such bidding would be paid to Edenor, net of the payment of any debt owed by Edenor to the Argentine Government, plus an additional compensation established as a percentage of the bidding price, ranging from 10% to 30% depending on the management period in which the sale occurs. Any such default could have a material adverse effect on our business and financial condition.

Edenor may be unable to import certain equipment to meet the growing demand for electricity, which could lead to a breach of Edenor’s concession and could have a material adverse effect on its operations and financial position

                Certain restrictions on imports that may be adopted in the future by the Argentine Government could limit or delay Edenor’s ability to purchase capital goods that are necessary for its operations (including carrying out specific projects). Under Edenor’s concession, it is obligated to satisfy all of the demand for electricity originated in its concession area, maintaining at all times certain service quality standards that have been established for its concession. If Edenor is not able to purchase significant capital goods to satisfy all of the demand or suffers unexpected delays in the import process, it could face fines and penalties, which may, in turn, adversely affect its activity, financial position and results of operations.

Edenor employs a largely unionized labor force and could be subject to an organized labor action, including work stoppages that could have a material effect on their business

As of December 31, 2017, approximately 86% of Edenor employees were union members. Although Edenor’s relations with unions are currently stable and Edenor has had an agreement in place with the two unions representing its employees since 1995, we cannot assure you that Edenor will not experience work disruptions or stoppages in the future, which could have a material adverse effect on our business and revenues. We cannot assure you that Edenor will be able to negotiate salary agreements or labor conditions on the same terms as those currently in effect, or that Edenor will not be subject to strikes or work stoppages before or during the negotiation process. If Edenor is unable to negotiate salary agreements or if Edenor is subject to demonstrations or work stoppages, our results of operations, financial conditions and the market value of our ADSs could be materially adversely affected.

Edenor could incur material labor liabilities in connection with outsourcing in our distribution business that could have an adverse effect on our business and results of operations

Edenor outsources a number of activities related to our distribution business to third-party contractors in order to maintain a flexible cost base. As of December 31, 2017, Edenor had approximately 5,477third-party employees under contract in its distribution business. Although Edenor has very strict policies regarding compliance with labor and social security obligations by contractors, Edenor is not in a position to ensure that contractors will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina which have recognized joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances. We cannot make any assurances that such proceedings will not be brought against Edenor or that the outcome of such proceedings would be favorable to Edenor. If we were to incur material labor liabilities in connection with the outsourcing of our distribution business, such liabilities could have an adverse effect on our financial condition and consolidated results of operations and the market value of our shares and ADSs.

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

The loss of exclusivity to distribute electricity in Edenor’s service area may be adversely affected by technological or other changes in the energy distribution industry, which would have a material adverse effect on our business

Although Edenor’s distribution concession grants Edenor the exclusive right to distribute electric energy within Edenor’s service area, this exclusivity may be revoked in whole or in part if technological developments would make it possible for the energy distribution industry to evolve from its present condition as a natural monopoly into a competitive business. In no case does the complete or partial revocation of Edenor’s exclusive distribution rights entitle Edenor to claim or to obtain reimbursement or indemnity. Although, to our knowledge, there are no current projects to introduce new technologies in the medium or long term, which may reasonably modify the composition of the electricity distribution business, we cannot assure you that future developments will not enable competition in Edenor’s industry that would adversely affect the exclusivity right granted by Edenor’s concession. Any total or partial loss of Edenor’s exclusive right to distribute electricity within Edenor’s service area would likely lead to increased competition, and result in lower revenues in our distribution segment, which could have a material adverse effect on our financial condition and consolidated results of operations and the market value of our shares and ADSs.

A potential nationalization or expropriation of 51% of Edenor’s capital stock, represented by its Class A shares, may limit the capacity of the Class B common shares to participate in the Board of Directors

As of the date of this annual report, the ANSES owned shares representing 26.8% of the capital stock of Edenor and appointed five Class B directors in the last shareholders’ meeting. The remaining directors were appointed by the Class A shares.

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

Edenor may not have the ability to raise the funds necessary to repay its commercial debt with CAMMESA, Edenor’s major supplier

As of December 31, 2017, Edenor owed Ps.4,719.9 million (including interest) to CAMMESA. This commercial debt therefore remains due and unpaid and Edenor has not secured any waivers from CAMMESA. If CAMMESA requested that Edenor repay such debt in a single payment, Edenor may be unable to raise the funds necessary to repay it and, consequently, Edenor could be exposed to a cash attachment, which could in turn result in Edenor’s filing for a voluntary reorganization proceeding (concurso preventivo), which could cause the market value of our ADSs and Class B common shares to decline.

On April 26, 2017, Edenor was notified through Note No 2016-01193748 that the ME&M decided that the SEE, with the support of the Under-Secretariat for Tariff Policy Coordination and the ENRE, would be responsible for determining (within a period of 120 days) whether any pending obligations under the Adjustment Agreement remained outstanding as of the effective date of the applicable electricity tariff schedules resulting from the implementation of the RTI process. If any such obligations remained outstanding, the treatment to be given to those obligations was also to be determined by the SEE as described above. Edenor has submitted the information requested by the ME&M as part of its efforts to comply with these requirements and has maintained negotiations with the ME&M therefrom. However, as of the date of this annual report, a definitive decision on the treatment of these obligations is still pending.

Edenor may not have the ability to raise the funds necessary to finance a change of control offer as required by Edenor’s Senior Notes due 2022

As of the date of this annual report, U.S.$171.9 million of Edenor’s financial debt was represented by its Senior Notes due 2022. Under the indenture for the Senior Notes due 2022, if a change of control occurs, Edenor must offer to repurchase any and all such notes that are outstanding at a purchase price equal to 100% of the aggregate principal amount of such notes, plus any accrued and unpaid interest thereon and additional amounts, if any, through the purchase date. Edenor may not have sufficient funds available to make the required repurchase of Senior Notes due 2022 upon a change of control. If Edenor fails to repurchase such notes in these circumstances, which may constitute an event of default under the indenture, it may in turn trigger cross-default provisions in other of Edenor’s debt instruments then outstanding.

All of Edenor’s outstanding financial indebtedness contains bankruptcy, reorganization proceedings and expropriation events of default, and Edenor may be required to repay all of its outstanding debt upon the occurrence of any such events

Under the indenture for the Senior Notes due 2022, certain expropriation and condemnation events with respect to Edenor may constitute an event of default, which if declared could trigger the acceleration of Edenor’s obligations under such notes and require Edenor to immediately repay all such accelerated indebtedness. In addition, all of Edenor’s outstanding financial indebtedness contains certain events of default related to bankruptcy and voluntary reorganization proceedings (concurso preventivo). If Edenor is not able to comply with certain payment obligations as a result of its current financial situation, and the requirements set forth in the Argentine Bankruptcy Law No. 24,522 are met, any creditor, or even Edenor, could file for its bankruptcy, or Edenor could file for a voluntary reorganization proceeding (concurso preventivo). In addition, all of Edenor’s outstanding financial indebtedness also contains cross-default provisions or cross-acceleration provisions that could cause all of Edenor’s indebtedness to be accelerated if the debt containing expropriation or bankruptcy and/or reorganization proceeding events of default goes into default or is accelerated. In such a case, Edenor would expect to actively pursue formal waivers from the corresponding financial creditors to avoid such potential situation, but in case those waivers are not timely obtained and immediate repayment is required, Edenor could face short-term liquidity problems, which could adversely affect our results of operations and cause the market value of our shares and ADSs to decline.

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

We cannot assure you that the NYSE and/or Buenos Aires Stock Exchange will not commence any suspension or delisting procedures in light of Edenor’s financial situation, including if Edenor’s shareholders’ equity becomes negative. A delisting or suspension of trading of Edenor’s ADSs or Class B common shares by the NYSE and/or the Buenos Aires Stock Exchange, respectively, could adversely affect Edenor’s results of operations and financial conditions and cause the market value of Edenor’s ADSs and its Class B common shares to decline.

Changes in weather conditions or the occurrence of severe weather (whether or not caused by climate change or natural disasters), could adversely affect Edenor’s operations and financial performance

Weather conditions may influence the demand for electricity, Edenor’s ability to provide it and the costs of providing it. In particular, severe weather may adversely affect Edenor’s results of operations by causing significant demand increases, which Edenor may be unable to meet without a significant increase in operating costs. This could strongly impact the continuity of Edenor’s services and its quality indicators. For example, the exceptional thunderstorms that occurred in April and December of 2013 and a heat wave that occurred in December of 2013 affected the continuity of Edenor’s services, both in the low voltage and medium voltage networks. Furthermore, any such disruptions in the provision of Edenor’s services could expose Edenor to fines and orders to compensate those customers affected by any such power cuts, as has occurred in the past. Edenor’s financial condition, results of operations and cash flows could therefore be negatively affected by changes in weather conditions and severe weather.

Risks Relating to our Oil and Gas Business

Oil and gas companies have been affected by certain measures taken by the Argentine Government and may be further affected by additional changes in their regulatory framework

Since December 2011, the Argentine Government has adopted from time to time a number of measures concerning the repatriation of funds obtained from oil and gas exportation and charges applicable to the production of liquid gas, which have affected the business of oil and gas producers and manufacturers. Beginning in April 2012, the Argentine Government provided for the nationalization of YPF S.A. (“YPF”) and imposed major changes to the system under which oil companies operate, principally through the enactment of Law No. 26,741, Decree No. 1277/2012 and Law No. 27,007. Further changes in such regulations may increase the adverse effect of such measures on the business, revenues and our result of operations and financial condition.

Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may not be renewed or could be revoked

Law No. 17,319 the “Hydrocarbons Law” (as amended by Law No. 27,007) provides for oil and gas concessions to remain in effect for 25, 30 or 35 years, depending on the concession, as from the date of their award, and further provides for the concession term to be extended for periods of 10 additional years, subject to terms and conditions approved by the grantor at the time of the extension. The authority to extend the terms of current and new permits, concessions and contracts has been vested with the Argentine Government of the province in which the relevant area is located (and the Argentine Government in respect of offshore areas beyond 12 nautical miles). In order to be eligible for an extension, any concessionaire and permit holder must (i) have complied with its obligations under the Hydrocarbons Law and the terms of the particular concession or permit, including evidence of payment of taxes and royalties, the supply of the necessary technology, equipment and labor force and compliance with various environmental, investment and development obligations, (ii) be producing hydrocarbons in the relevant concession area and (iii) submit an investment plan for the development of the areas as requested by the relevant authorities at least one year prior to the expiration of the original concession. In addition, concessionaires that request extensions under Law No. 27,007 have to pay additional royalties ranging from 3% to a maximum of 18%. Under the Hydrocarbons Law, non-compliance with these obligations and standards may also result in the imposition of fines and in the case of material breaches, following the expiration of applicable cure periods, the revocation of the concession or permit.

We cannot assure you that our concessions will be extended in the future as a result of the review by the relevant authorities of investment plans submitted for such purposes, or that additional requirements to obtain such concessions or permits will not be imposed.

Hydrocarbon activities (including, exploitation, industrialization, transportation and commercialization) in the territory of Argentina are deemed of “national public interest.” We cannot assure you that any measures that may be adopted by the Argentine Government to secure Argentina’s self-sufficiency in oil and gas supply will not have a material adverse effect on the Argentine economy and, as a consequence, adversely affect our financial condition, our results of operations and the market value of our shares and ADSs.

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

Substantial or extended declines and volatility in the prices of crude oil, oil products and natural gas may have an adverse effect on our results of operations and financial condition

A significant amount of our revenue is derived from sales of crude oil, oil products and natural gas. Factors affecting international prices for crude oil and related oil products include: political developments in crude oil producing regions, particularly the Middle East; the ability of the Organization of Petroleum Exporting Countries (“OPEC”) and other crude oil-producing nations to set and maintain crude oil production levels and prices; global and regional supply and demand for crude oil, gas and related products; competition from other energy sources; domestic and foreign government regulations; weather conditions; and global and local conflicts or acts of terrorism. We have no control over these factors. Changes in crude oil prices generally result in changes in prices for related oil products. International oil prices have fluctuated widely in recent years, declining significantly from the second half of 2014 through December, 2017. Since December 2017, crude oil prices have increased but we cannot assure that this trend will continue.

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

Export taxes and import regulations on our products negatively affected the profitability of our operations in the past

On March 1, 2002, the Argentine Government imposed a withholding tax on exports of hydrocarbons, initially lasting five years. The export tax was extended in 2006 by Law No. 26,217 and in 2011 by Law No. 26,732 and was in effect through 2017. This tax framework prevented us from benefiting from significant increases in international prices for oil, oil related products and natural gas, hindered us from offsetting sustained increases in costs related to the energy industry, and materially affected our competitiveness and results of operations. On January 6, 2017, the Argentine Government did not extend the resolutions that imposed a withholding tax on exports of hydrocarbons.

We cannot assure that the Argentine Government will reinsert or create new export and import regulations. We cannot predict the impact that any such changes may have on our results of operations and financial condition.

Oil and gas prices could affect our level of capital expenditures

The prices that we are able to obtain for our hydrocarbon products affect the viability of investments in new exploration, development and refining activities, and as a result, the timing and amount of our projected capital expenditures for such purposes. We budget capital expenditures by taking into account, among others, the market prices for our hydrocarbon products. In the event that current domestic prices decrease, the ability to improve our hydrocarbon recovery rates, identify new reserves and carry out certain other capital expenditure plans is likely to be affected, which, in turn, could have an adverse effect on our results of operations.

Limits on exports of hydrocarbons and related oil products have affected and may continue to affect our results of operations

In recent periods, the Argentine Government has introduced a series of measures limiting exports and imports of hydrocarbons and related oil products, which have prevented oil and gas companies from benefiting from prices on these commodities in the international markets, and materially affected the competitiveness and results of operations of those companies.

In April 2004, to facilitate the recovery of natural gas prices, the SE entered into an agreement with natural gas producers, requiring them to sell a specified amount of gas in the local regulated market. During 2006, the SE required producers to redirect gas earmarked for export to supply local thermal power plants and gas distribution companies. In January 2007, the SE confirmed that the ability to export hydrocarbons would be subject to the satisfaction of domestic demand and that exports would have to be authorized on a case-by-case basis by the SE. These measures prevented oil and gas companies from benefiting from higher margins in the international markets. In 2007, upon the expiration of the agreement mentioned above, the Argentine Government and producers signed a new agreement effective until 2011 aimed at securing the domestic supply of gas. On January 5, 2012, the SE decided to extend the temporary allocation rules and other criteria established by Resolution No. 599/2007 to set obligations for the timely supply of natural gas, as established under the agreement with natural gas producers in effect from 2007 through 2011 until new legislation was passed.

Pursuant to SE Resolution No. 1,679/04, since December 2004, hydrocarbon producers must obtain the approval of the Argentine Government prior to exporting crude oil or diesel. To obtain such approval, exporters must demonstrate that they have either satisfied local demand requirements or have granted the domestic market the opportunity to acquire oil or diesel under terms similar to current domestic market prices and, in the case of diesel, they must also demonstrate, if applicable, that commercial terms offered to the domestic market are at least equal to those offered to their own gas station network. Furthermore, in December 2006, through Resolution No. 1,338/06, the SE extended these regulations to the export of gasoline, fuel oil and fuel oil mixtures, aero kerosene, jet fuel, lubricants, asphalts, coke and by-products for use in the petrochemical industry. In January 2008, the Argentine Government temporarily prohibited exports of gasoline and diesel until the domestic market was fully supplied at the prices in force on October 31, 2007.

In relation to the crude oil market, the Ministry of Economy issued Resolution No. 394/2007, which imposed further restrictions on exports of crude oil by fixing their price.

On January 3, 2013, the former Ministry of Economy issued Resolution No. 1/2013, which raised the cut off values of Resolution No. 394/2007 from U.S.$42/Bbl. to U.S.$70/ Bbl, thus increasing income accruing to the oil exporters.

On December 29, 2014, the former Ministry of Economy issued Resolution No. 1,077/2014 which revoked Resolution No. 394/2007 and established export tax rates which were linked to the international price of crude oil to be determined from the monthly Brent reference value minus eight Dollars per barrel (U.S.$8/ Bbl.). Under this regime, if the international price of oil did not exceed U.S.$71/Bbl. As of the cutoff value, the producer had to pay export duties of 1% of that value. Above U.S.$80 (which yield an international price of U.S.$72/Bbl.) variable deductions were established. As of the date of this annual report, this resolution was not in force.

On July 13, 2015, the Argentine Government issued Decree No. 1330/2015, which terminated the Petróleo Plus Program (see “Item4.The Argentine Energy Sector–Oil & Gas Regulatory Framework–Crude Oil Market”) and established a mechanism to pay back the tax credits of such program.

These and any other export-related restrictions may significantly and adversely affect our profitability and prevent us from capturing, in the event that international prices so reflect it, the upside of export prices, and may negatively affect the total volume of refined products sold in the domestic market due to the need to regulate processed crude oil volumes in accordance with our storage capacity, adversely affecting our financial condition and results of operations.

We may not be the operating partner in all of the joint arrangements (joint operations for accounting purposes) in which we participate, and actions undertaken by the operators in such joint arrangements could have a material adverse effect on the success of these operations

We generally undertake our activities in exploration and exploitation of hydrocarbons in a particular area by entering into an agreement with third parties to participate in joint arrangements (joint operations for accounting purposes). Under the terms and conditions of these agreements, one of the parties takes the role of operator of the joint operation, and thus assumes responsibility for executing all activities undertaken pursuant to the joint operation agreement. However, we may not assume the role of operator and therefore, in such cases, we are exposed to risks relating to the performance of and the measures taken by the operator to carry out the activities. Such actions could have a material adverse effect on the success of these joint operations, and thus adversely affect our financial condition and results of operations.

We conduct most of the operations through joint arrangements (joint operations for accounting purposes), and our failure to resolve any material disagreements with our partners or to continue such joint arrangements could have a material adverse effect on the success of such operations

We conduct most of our oil and gas operations through joint operations and as a result, the continuation of such joint operations is vital to their success. In the event that any of our partners were to decide to terminate the relationship in respect of a joint operation or sell their interest in a joint operation, we may not be able to replace that partner or obtain the necessary financing to purchase that partner’s interest. Accordingly, our failure to resolve disagreements with our partners or to maintain our joint operations could adversely affect our ability to conduct the underlying operations of such joint operation, which, in turn, could negatively affect our financial condition and results of operations.

Our failure to comply with our commitments to make certain investments under our investment agreements could negatively affect our results of operations

We have commitments to make certain investments under investment agreements. Failure to comply with such commitments in a timely manner could result in a breach of the relevant partnership agreement, foreclosure of any guarantees and/or the loss of all rights over the underlying area, which could have an adverse effect on our results of operations.

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

Our results of operations are also dependent, to a significant extent, on the continued participation in a key government programs and the ability to collect payments under such programs

Our results of operations and financial condition also depend, to a significant extent, on the continued participation in two key programs established by the Argentine Government with the aim of generating higher levels of activity, investment and employment in the domestic natural gas sector.

We participate in the Programa Estímulo a la Inyección Excedente de Gas Natural para Empresas con Inyección Reducida (Natural Gas Excess Injection Stimulus Program for Companies with Reduced Injection or Natural Gas Stimulus Program). Companies that participate in the Natural Gas Stimulus Program agree to a minimum injection volume (the “Base Volume”) to be sold at a fixed price (the “Base Price”) and receive from U.S.$4.00 up to U.S.$7.50 per mmBtu (depending on the production level, the “Surplus Price”) for any amount of natural gas produced in excess of the Base Volume (the “Surplus Injection”). The Argentine Government agrees to compensate participating companies, on a monthly basis, for: (i) any difference between the Surplus Price and the price actually received for the sale of the Surplus Injection and (ii) any difference between the Base Price and the price actually received for the sale of the Base Volume.

In addition, if we are unable to comply with our commitments under the Natural Gas Stimulus Program, we may not receive any compensation for Surplus Injection and be removed from the program or pay fines, among other potential consequences.

As of the date of this annual report, we were receiving U.S.$7.50 per mmBtu from the Argentine Government for any volume of natural gas that we produced in excess of the agreed threshold. As of the date of this annual report, we had only collected payments from the Argentine Government through December 2016. Although the compensation is denominated in U.S. Dollars, it is billed in Pesos and converted at the prevailing exchange rate during the month in which the payment is made, thereby leaving us exposed to an exchange rate risk between the billing date and the collection date.

On April, 3, 2018, ME&M Resolution No. 97/18 was published, which approved the procedure to cancel the outstanding compensation and/or payments regarding the Natural Gas Stimulus Program. The companies that decided to apply to this procedure should adhere within twenty business days, and waive any right, action, remedy and claim, current or future, both at an administrative or judicial stage with respect to the payment of the Natural Gas Stimulus Program’s obligations. This resolution keeps the Argentine Government debt denominated in U.S. dollars, despite the billing in Pesos described above, reducing our currency devaluation risk. Currently, we are analyzing our adherence to this procedure.

In addition, in 2017, the Argentine Government created the Program for the Stimulus of Investments in the Development of Unconventional Natural Gas Production (the “Unconventional Gas Program”) in order to stimulate investments for the production of unconventional gas in the Neuquina and Austral basins until December, 31, 2021 (see “Item4.The Argentine Energy Sector—Oil & Gas Regulatory Framework —Gas Market”). Currently, we are analyzing our participation in the Unconventional Gas Program, which begins in the second semester of 2018.

We additionally face the risk of the Argentine Government suspending the Gas Plus Program and/or the Natural Gas Stimulus Program, as was the case when the Ministerio de Planificación Federal, Inversión Pública y Servicios (Ministry of Federal Planning, Public Investment and Services) suspended the implementation of the “Oil Plus” program in February 2012 in response to market conditions. If the same were to occur to either of these key programs, our ability to generate revenues would be substantially impaired, which, in turn, would negatively affect our financial condition and results of operations.

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

Our estimated oil and gas reserves are based on assumptions that may prove inaccurate

Our oil and gas reserves estimates as of December 31, 2017 are based on the year-end reserves report (the “Reserves Report”) by Gaffney, Cline & Associates (“Independent Reserves Engineers Firm” or “GCA”). Although classified as “proved reserves,” the reserves estimates set forth in the Reserves Report are based on certain assumptions that may prove inaccurate. The Independent Reserves Engineers Firm’s primary economic assumptions in estimates included oil and gas sales prices determined according to the guidelines described in the Reserves Report, future expenditures and other economic assumptions (including interests, royalties and taxes) provided by us.

The estimation process is initiated with an initial review of the assets by geophysicists, geologists and engineers. A reserves coordinator protects the integrity and impartiality of the reserves estimates through supervision and technical support to technical teams responsible for the preparation of the reserves estimates. Our reserves estimates are approved by the director of Oil and Gas Production. Reserves engineering is a subjective process of estimating underground accumulations involving a certain degree of uncertainty. Reserves estimates depend on the quality of the available engineering and geological data as of the estimation date and on the interpretation and judgment thereof.

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

We face significant competition in the acquisition of exploratory acreage and oil and natural gas reserves

The Argentine oil and gas industry is extremely competitive. When we bid for exploration or exploitation rights with respect to a hydrocarbon area, we face significant competition not only from private companies, but also from national or provincial public companies. In fact, the provinces of La Pampa, Neuquén and Chubut have formed companies to carry out oil and gas activities on behalf of their respective provincial governments. The state-owned energy companies Energía Argentina S.A. (“ENARSA”), YPF and other provincial companies (such as Gas y Petróleo del Neuquén S.A. (“G&P”) and Empresa de Desarrollo Hidrocarburífero Provincial S.A. (“EDHIPSA”)) are also highly competitive in the Argentine oil and gas market. As a result, we cannot assure that we will be able to acquire new exploratory acreage or oil and gas reserves in the future, which could negatively affect our financial condition and results of operations. There can be no assurance that the participation of ENARSA or YPF (or any province-owned company) in the bidding processes for new oil and gas concessions will not influence market forces in such a manner that could have an adverse effect on our financial condition and results of operations.

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

Limitations on local pricing in Argentina may adversely affect our results of operations

In recent years, due to regulatory, economic and government policy factors, domestic crude oil, gasoline, diesel and other fuel prices have differed substantially from the prices for such products prevailing on the international and regional markets, and the ability to increase or maintain prices to adjust to international price or domestic cost variations has been limited. International crude oil and related oil product prices have declined significantly from the second half of 2014 through December, 2017, crude oil prices have increased since December 2017 but we cannot assure that this trend will continue.

In the last quarter of 2017, local crude oil traded closer to international prices, reaching December 2017 with Medanito and Escalante prices in the range of U.S.$60.73 and U.S.$59.09, respectively.

On January 11, 2017, the ME&M signed together with Argentine oil producers and refineries the Agreement for the Transition to International Price of the Argentine Hydrocarbons Industry (the “Transition Agreement”), which, through a price transition, was aimed at driving the price of the barrel of crude oil produced and traded in Argentina closer to parity with respect to the international markets.

On September 26, 2017, the ME&M announced the suspension of the Transition Agreement, due to the condition set forth in section 9 of the Transition Agreement being satisfied. This condition provided that if the average international price per barrel of Brent crude oil surpassed, during a period of more than ten consecutive days, the reference value for a barrel of Medanito’s local crude oil by more than U.S.$ 1.00/barrel, resulting in a Brent crude oil price of at least U.S.$54 per barrel, the obligations under the Transition Agreement were suspended as from the following calendar month. The condition mentioned above was satisfied on September 13, 2017. Accordingly, the suspension became effective as from October 1, 2017. The effect of this suspension was that, as from October 1, 2017, the price per barrel of crude oil, as well for its derivatives, were subject to local market rules. The suspension remained effective until December 31, 2017, when the Transition Agreement expired. As from January 1, 2018, oil prices in Argentina are free from any government regulation and are freely set according to market rules.

However, we cannot assure that in the future new regulations on local oil prices will not be applied. In addition, the prices at which we sell natural gas in Argentina are subject to government regulations, including compensation schemes resulting in increases in the revenues of companies admitted to the Natural Gas Stimulus Program.

We cannot assure that we will be able to maintain or increase the domestic prices of our products, and limitations on our ability to do so could adversely affect our financial condition and results of operations. Similarly, we cannot assure that hydrocarbon prices in Argentina will track increases or decreases in hydrocarbon prices in the international or regional markets. Discrepancies between domestic and international prices may adversely affect our financial condition and results of operations.

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

For example, regarding our investments in mixed companies in Venezuela, the monetary and fiscal policies implemented by the Venezuelan government together with the significant drop in international oil prices since 2014 have eroded the ability of the mixed companies to efficiently operate the producing fields, creating greater uncertainty as to the risks of our investments in Venezuela.

The level of government intervention in the economy of Latin American countries has adversely affected our business and results of operations, including, by changing the terms and conditions of operating service agreements in Venezuela and by increasing tax rates. Even though our investment in Venezuela is valued at Ps.0, we cannot assure that such intervention will not continue or increase, which could adversely affect our future business, results of operations and financial condition.

               Under these agreements, temporary limits on certain natural gas exports have been imposed to avoid a crisis in the local supply of natural gas, depriving us of higher prices in the international markets.

 Risks Relating to our Shares and ADSs

Restrictions on the movement of capital out of Argentina may impair the ability of holders of ADSs to receive dividends and distributions on, and the proceeds of any sale of, the shares underlying the ADSs, which could affect the market value of the ADSs

The Argentine Government may impose restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Argentine law currently permits the Argentine Government to impose this kind of restrictions temporarily in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. Beginning in December 2001, the Argentine Government implemented an unexpected number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad, including dividends, without prior approval by the Central Bank, some of which are still in effect. Although the transfer of funds abroad in order to pay dividends no longer requires Central Bank approval to the extent such dividend payments are made in connection with audited financial statements approved by a shareholders’ meeting, restrictions on the movement of capital to and from Argentina such as those that previously existed could, if reinstated, impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of shares, as the case may be, from Pesos into U.S. Dollars and the remittance of such U.S. Dollars abroad. Also, certain of our indebtedness includes covenants limiting the payment of dividends. We cannot assure you that the Argentine Government will not take similar measures in the future. In such a case, the depositary for the ADSs may hold the Pesos it cannot otherwise convert for the account of the ADS holders who have not been paid. Nonetheless, the adoption by the Argentine Government of restrictions on the movement of capital out of Argentina may affect the ability of our foreign shareholders and holders of ADSs to obtain the full value of their shares and ADSs and may adversely affect the market value of our shares and ADSs.

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

We were incorporated on February 21, 1945, for a duration of 99 years, until June 30, 2044, under the name Frigorífico La Pampa S.A. In 2003, we suspended our former business activities, which were limited to the ownership and operation of a cold storage warehouse building. In 2005, Messrs. Damián Mindlin, Gustavo Mariani and Ricardo Torres acquired a controlling stake in us. Following such acquisition, we changed our corporate name to Pampa Holding S.A. We changed our corporate name again, to Pampa Energía S.A, in September 2008 and have operated under this name since then. As a result of several acquisitions made since 2006, we are currently the largest independent energy integrated company in Argentina and, directly and/or through our subsidiaries and joint controlled companies, we are engaged in generation, transmission and distribution of electricity in Argentina and in oil and gas exploration and production, refining and distribution, petrochemicals and hydrocarbon commercialization and transportation in Argentina, and to a lesser extent in Ecuador and Venezuela. We operate our energy businesses in a highly regulated environment.

On May 13, 2016, we signed a memorandum of understanding (“MOU”) with Petrobras to acquire its controlling interest in Petrobras Argentina. In July 2016, we acquired all of the shares of Petrobras Participaciones S.L.  (“PPSL”), which in turn owned, at such time, 67.2% of the shares of Petrobras Argentina, an integrated energy company engaged in oil and gas exploration and production, refining, petrochemicals, electricity generation and transmission and hydrocarbon marketing and transportation (the “Acquisition”). On August 4, 2016, 100% of the rights and obligations under the concession agreement relating to the Colpa and Caranda areas in Bolivia were sold to Petrobras.

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

On April 19, 2017, the DMA was executed, and on April 20, 2017, the DMA was filed before the CNV for its registration before the Public Registry of the City of Buenos Aires  (“IGJ”). Pampa and the Merged Companies are currently in the process of completing the registration of the DMA to consummate the Merger. The Merger is not subject to any further corporate or regulatory approvals, once the registration of the DMA with the IGJ under Argentine law has been completed, the holders of shares or ADRs of Petrobras Argentina will receive shares or ADRs of Pampa, as applicable, at the merger exchange ratio set forth in the DMA, and the shares and ADRs of Petrobras Argentina will cease to exist and shall be deregistered and delisted from the New York Stock Exchange. (see “—Recent Developments——Corporate Reorganization Process—Merger of Pampa, Petrobras Argentina, Albares and PEISA”).

On December 7, 2017, we executed an agreement with Trafigura Ventures B.V. and Trafigura Argentina S.A. (collectively “Trafigura”) to sell them the main assets related to our refining and distribution segment, subject to compliance with certain conditions precedent (the “Trafigura Transaction”) (see, “—Sale of Refining and Distribution Assets to Trafigura”).

On December 21, 2017, Pampa and Petrolera Pampa S.A. (“Petrolera Pampa”), CTG, CTLL, EG3 Red S.A., Bodega Loma la Lata S.A. (“BLL”), Inversora Diamante S.A. (“INDISA”), Inversora Nihuiles S.A. (“INNISA”), Inversora Piedra Buena S.A. and Pampa Participaciones II S.A., (collectively, the “2017 Merged Companies”) entered into a preliminary merger agreement (compromiso previo de fusión) (the “ 2017 Preliminary Agreement”) to merge each of the 2017 Merged Companies into Pampa by way of absorption, with Pampa being the surviving company (the “2017 Merger”), with effect as from October 1, 2017, subject to obtaining all the necessary regulatory approvals and the corresponding registration with the IGJ, which is subject to the registration of the Merger (see “—Recent Developments—Corporate Reorganization Process—Merger of Pampa, Petrolera Pampa, CTG, CTLL, EG3 Red S.A., BLL, INDISA, INNISA, Inversora Piedra Buena S.A. and Pampa Participaciones II S.A.”).

On January 16, 2018, we executed an agreement with Vista Oil & Gas S.A.B. de C.V. (“Vista”) to sell our direct 58.88% ownership in Petrolera Entre Lomas S.A. (“PELSA”) and its direct interest in the Entre Lomas, Bajada del Palo, Agua Amarga, Medanito S.E. and Jagüel de los Machos blocks in line with the Company's strategy to focus its investments and human resources both on the expansion of its power generation installed capacity and on the exploration and production of natural gas, placing a special emphasis on the development and exploitation of unconventional gas reserves, as well as to continue investing in the development of its utility concessions.

Consequently, as of December 31, 2017, the assets and liabilities subject to this transaction and the Trafigura Transaction have been classified as held for sale, and the results for affected operations have been disclosed under “Discontinued Operations” in the consolidated statement of comprehensive income and in the consolidated statement of cash flows. As these businesses had been acquired through the Acquisition, financial information reflects the effect of consolidation from July 27, 2016 when de Acquisition was consummated (see “—Recent Developments—Sale of Certain Oil and Gas Assets to Vista” and “Recent Developments—Sale of Refining and Distribution Assets to Trafigura”).

OUR BUSINESS

Overview

We are the largest independent energy integrated company in Argentina. As of December 31, 2017, we and our subsidiaries were engaged in generation, distribution and transmission of electricity in Argentina, oil and gas exploration and production, refining, petrochemicals and hydrocarbon commercialization and transportation in Argentina and, to a lesser extent, in Ecuador and Venezuela.

As of December 31, 2017:

•         our generation installed capacity reached approximately 3,756 MW, with a market share in Argentina of approximately 10.3%. In addition, we have committed to develop projects that we expect will increase our installed capacity by another 604 MW (see “.—Recent Developments–Summary of the Committed Projects”).

•         our distribution of energy operations supplied electricity to approximately 3 million customers throughout the northern region of the City of Buenos Aires and the Northwestern Greater Buenos Aires area, making us the largest electricity distribution company in Argentina;

•         our combined oil and gas production in Argentina averaged 66.6 thousand barrels of oil equivalent per day,including gas production of over 284 million standard cubic feet per day in 2017. As a result of the sale of the areas mentioned above to Vista, our production suffered a reduction of 20.8 barrels of oil equivalent per day. Natural gas accounted approximately for 29% of the reduction and liquid hydrocarbons for the 71% (see “— Recent Developments—Sale of Certain Oil and Gas Assets to Vista”). Our combined oil and gas production in our minor interests in Venezuela averaged 1.3 thousand barrels of oil equivalent per day. Additionally, we have a 23.1% direct interest in Oldelval, which has 1,756 km of oil pipeline;

•         our refining and distribution operations were based in Argentina where we operated one fully-owned refinery with an installed capacity of approximately 30.2 thousand barrels per day; two storage plants with a capacity of approximately 1.2 million barrels; one lubricant plant, three fully-owned petrochemical plants and a network of 250 gas stations. As of the date of this annual report, we sold the main assets related to our refining and distribution operations, such as the Ricardo Eliçabe refinery, the lubricants plant, the Caleta Paula reception and dispatch plant and the network of gas stations currently operated under the Petrobras brand pursuant to the Trafigura Transaction (see “.—Recent Developments—Sale of Refining and Distribution Assets to Trafigura”). In addition, we have a 28.5% interest in Refinería del Norte S.A. (“Refinor”), which has a commercial network of 81 gas stations located in the Argentine Provinces of Tucumán, Salta, Santiago del Estero, La Rioja, Jujuy, Catamarca and Chaco; and

•         our petrochemicals operations were entirely based in Argentina where we operated three high-complexity plants producing petrochemical products, such as styrene (100% market share), synthetic rubber (90% market share) and polystyrene (93% market share), among others.

In addition, we hold interests in companies engaged in other businesses, including Transener (as defined below), which is engaged in electricity transmission and TGS (as defined below), which is engaged in gas transportation.

As a consequence, our principal assets, as of the date of this annual report, were divided among our business segments, as follows:

Generation. We are engaged in the generation business through:

o    Central Térmica Genelba (“Genelba” or “CTGEBA”), a 674 MW combined cycle gas-fired generating unit and a 169 MW open-cycle gas turbine, totaling 843 MW of installed capacity located at the central node of the Argentine electricity network, in Marcos Paz, outside the City of Buenos Aires;

o    Central Térmica Loma la Lata (“Loma de la Lata”), a thermal generation plant located in the Province of Neuquén (close to one of Argentina’s largest gas fields bearing the same name as the plant) with an installed capacity of 750 MW. On August 5, 2017, CAMMESA granted the commercial operations of a gas turbine of 105 MW (“TG05”) in Loma de la Lata;

o    Central Piedra Buena, a thermal generation plant located in Ingeniero White, Bahía Blanca, in the Province of Buenos Aires, which has an installed capacity of 620 MW, through our wholly-owned subsidiary CPB;

o    Central Térmica Ingeniero White (“CTIW”), a thermal generation plant located in Ingeniero White, Bahía Blanca, in the Province of Buenos Aires, which has an installed capacity of 100 MW. The commissioning of CTIW took place on December 22, 2017 (see “ —Recent Developments—Commissioning of CTIW”);

o    Central Térmica Güemes, a thermal generation plant located in General Güemes, in the Province of Salta, which has an installed capacity of 361 MW;

o    Central Térmica Piquirenda (“CTP”), a thermal generation plant located at Piquirenda, General San Martin, in the Province of Salta, which has an installed capacity of 30 MW;

o    Central Térmica Parque Pilar (“CTPP”), a thermal power generation plant at Pilar Industrial Park, located in the district of Pilar, Province of Buenos Aires, which comprises six Wärtsila motor generators (Wärtsila W18V50DF) for an installed capacity of 100 MW and runs on natural gas and fuel oil, committed to the WEM for a ten-year term under Resolution SEE No. 21/2016. The commissioning of CTPP took place on August 29, 2017;

o    EcoEnergía, a cogeneration thermal power plant with 14 MW of installed capacity, located in Bahía Blanca, in the Province of Buenos Aires;

o    Hidroeléctrica Nihuiles and Hidroeléctrica Diamante, two hydroelectric power generation systems located in the Province of Mendoza, with an aggregate installed capacity of 653 MW, through our subsidiaries HINISA and HIDISA. HINISA holds 4.6% interests over both Termoeléctrica José de San Martín and Termoeléctrica Manuel Belgrano, and HIDISA holds 2.4% over each plant;

o    HPPL, which has three electricity generating units with an installed capacity of 285 MW and is located in the Comahue region, in the Province of Neuquén;

o    Corti, a wind farm located in Bahía Blanca, in the Province of Buenos Aires, owned by Greenwind, a company that we co-control. Greenwind was created for the main purpose of developing Corti, with a capacity of 100 MW. On January 23, 2017, a contract to develop Corti was awarded. As of the date of this annual report, Corti wind farm was under construction, and is expected to be commissioned in the second quarter of 2018 (see “—Our Generation Business— Renewable Energy Projects—Corti Wind Farm”);

o    Pampa Energía WPP and De la Bahía WPP, are new projects to be developed close to Corti and Punta Alta, near Bahía Blanca, respectively, with a total installed capacity of 106 MW under MAT ER framework. Recently, Pampa Energía WPP  was awarded a 50.4 MW dispatch priority owned by our wholly-owned subsidiary Parques Eólicos del Fin del Mundo S.A and De la Bahía WPP was awarded a 28 MW dispatch priority, both under ME&M Resolution No. 281-E/17(see, “—Recent Developments—Development of Two New Wind Farms”); and

o    a 70% interest in Enecor, an independent electricity transmission company which provides operation and maintenance services, by subcontracting Transener, for 21 km of 132 kV double-triad electricity lines, from the Paso de la Patria transforming station, in the Province of Corrientes. Such services are provided under a 95-year concession, which is due to expire in 2088.

Our generation business segment recorded Ps.9,597 million in revenue and an operating profit of Ps.4,009 million for the year ended December 31, 2017.

Distribution of Energy. We are engaged in the electricity distribution business through our subsidiary Edenor, the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (in terms of GWh and revenues) in 2017, based on publicly available figures released by electricity distribution companies in Argentina, which holds a concession to distribute electricity on an exclusive basis to the Northwestern Greater Buenos Aires area and the northern region of the City of Buenos Aires. Edenor serves an area of 4,637 square kilometers and approximately 3 million customers.

Our distribution of energy business segment recorded Ps.24,339 million in revenue and an operating profit of Ps. 3,031 million for the year ended December 31, 2017.

Oil and Gas. We are engaged in the oil and gas business directly and through our investments in Oleoductos del Valle S.A. (“Oldelval”), Oleoductos de Crudos Pesados Ltd. (“OCP”) and minor interests in four productive blocks in Venezuela, through mixed companies (Empresas Mixtas, corporations whose majority shareholder is a subsidiary of Petróleos de Venezuela S.A. (“PDVSA”) Corporación Venezolana de Petróleo S.A. (class A shares), which are controlled by the Bolivarian Republic of Venezuela, and in which we own a minority interest (class B shares)). As of December 31, 2017, which includes also our former subsidiary PELSA and a100% interest in the Jaguel de los Machos and Medanito S.E. blocks:

•         our combined crude oil and natural gas proved reserves were approximately 167.1 million barrels of oil equivalent, 64% of which were proved developed reserves. Approximately 75% corresponding to natural gas and 25% corresponding to liquid hydrocarbons.. The sale of the Medanito S.E., Jaguel de los Machos and PELSA areas to Vista O, caused a reduction of 42.0 million barrels of oil equivalent in our proved reserves. Natural gas accounted for approximately 34% of the reduction and liquid hydrocarbons for 66%. The 83% were proved developed reserves and the balance proved undeveloped, see “—Recent Developments–Sale of Certain Oil and Gas Assets to Vista”; and

•         our combined oil and gas production in Argentina averaged 66.6 barrels of oil equivalent per day, including unconsolidated investees. Our production (including our share in the production of foreign assets), averaged 70.9 barrels of oil equivalent per day. Crude oil and natural gas liquids accounted for approximately 23.5 barrels of oil equivalent per day, while natural gas accounted for approximately 284.5 million standard cubic feet per day, or 47.4 barrels of oil equivalent per day based on a measure of conversion of 6,000 cubic feet of gas per barrel of oil equivalent. As a result of the sale of the areas mentioned above to Vista, our production suffered a reduction of 20.8 barrels of oil equivalent per day. Natural gas accounted approximately for 29% of the reduction and liquid hydrocarbons for 71%, see “—Recent Developments–Sale of Certain Oil and Gas Assets to Vista”.

Our oil and gas business segment recorded Ps.10,641 million in revenue from continuing operations and an operating profit from continuing operations of Ps.4,376 million for the year ended December 31, 2017.

The amounts corresponding to our oil and gas business segment, from discontinued operations were Ps. 5,972 million in revenue and operating profit for Ps.1,000 million for the year ended December 31, 2017. For more information, see “—Recent Developments–Sale of Certain Oil and Gas Assets to Vista”) and Note 1.5 to the Consolidated Financial Statements.

Refining and Distribution. We are engaged in the refining and distribution business through our storage facility in Dock-Sud and our interest in Refinor. As of December 31, 2017, our refining and distribution operations were based in Argentina and had a network of 250 gas stations, of which we owned 73 and leased the others. The refining division included the following assets (see “—Recent Developments–Sale of Refining and Distribution Assets to Trafigura” and Note 1.5 to the Consolidated Financial Statements):

o    the Ricardo Eliçabe Refinery, located in Bahía Blanca (Province of Buenos Aires), which has a total refining capacity of 30,200 barrels of oil per day and a storage capacity of 1,319 barrels;

o    the Dock Sud Plant, located in the Province of Buenos Aires, close to the City of Buenos Aires, which has a total storage capacity of approximately 1,116,000 barrels of  light oil products and lubricants bases;

o    the Caleta Paula Plant, located in the Province of Santa Cruz, close to the city of Comodoro Rivadavia, in the southern Argentina, which has a storage capacity of 97,000 barrels of light oil products;

o    the Avellaneda Lubricants Plant, located in the Province of Buenos Aires, which has an installed capacity of 2.2 thousand m3 per month; and

o    our 28.5% interest in Refinor, a refinery located at Campo Durán in the Province of Salta, which has a commercial network of 81 gas stations located in the Argentine Provinces of Tucumán, Salta, Santiago del Estero, La Rioja, Jujuy, Catamarca and Chaco.

As a result of the strategic disvestments mentioned above, the segment’s profit and loss only reflects continuing operations, that is, our participation in Refinor and the storage facility at Dock Sud.

The refining and distribution business segment results recorded from continuing operations for the year ended December 31, 2017 were non-significant.

The amounts corresponding to our refining and distribution segment from discontinued operations were Ps.16,795 million in revenue and an operating loss of Ps.72 million for the year ended December 31, 2017.

Petrochemicals. We are engaged in the petrochemicals business through our styrenics operations and the catalytic reformer operations conducted in our Argentine plants. We maintain our position in the styrenics market by capitalizing on current conditions and maximizing the use of our own petrochemical raw materials.

The petrochemicals division has the following assets:

o    an integrated petrochemicals complex at Puerto General San Martín, located in the Province of Santa Fe, with an annual production capacity of 50,000 tons of gases (liquefied petroleum gas (“LPG”,which is used as raw material and propellants), 155,000 tons of aromatics, 290,000 tons of gasoline and refines, 160,000 tons of styrene, 55,000 tons of synthetic rubber, 180,000 tons of ethyl benzene and 31,000 tons of ethylene;

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

Our petrochemicals business segment recorded Ps.7,229 million in revenue and an operating loss of Ps.297 million for the year ended December 31, 2017.

Holding and Other Business. We also hold other interests, including:

o    Through Petrobras Hispano Argentina S.A. (“Hispar”) we hold the rights as sole beneficiary of the CIESA trust, that owns 40% of CIESA, which in turn owns 51% of TGS, which is engaged mainly in the transportation of gas in southern Argentina and in the processing and marketing of natural gas liquids. In turn, we directly own 10% of CIESA; and

o    our jointly controlling 26.3% indirect interest in Transener, which operates and maintains the largest high-voltage electricity transmission system in Argentina and Transba, which owns and operates a separate high-voltage transmission system located within the Province of Buenos Aires. As of December 31, 2017, our electricity transmission operations covered 20,718 kilometers of high voltage transmission lines, representing approximately 85% of the high voltage system in Argentina. We acquired our joint controlling interest in Transener and Transba in September 2006.

TGS, Transener and Transba are accounted using the equity method of accounting.

Our holding and other business segment recorded Ps.424 million in revenue and an operating loss of Ps.968 million for the year ended December 31, 2017.

Recent Developments

Corporate Reorganization Process

Merger of Pampa, Petrobras Argentina, Albares and PEISA

On December 23, 2016, Pampa, Petrobras Argentina and Petrobras Argentina’s wholly-owned subsidiaries, PEISA and Albares entered into the Preliminary Agreement to merge each of the Merged Companies into Pampa by way of absorption, with Pampa being the surviving company, effective as from November 1, 2016. On February 16, 2017, the Merger was approved by the shareholders of each of the Merged Companies and Pampa at separate extraordinary shareholders’ meetings.

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

In addition, in accordance with the Preliminary Agreement, Pampa and the Merged Companies are treated as a single entity for governance purposes: the board of directors of each of the Merged Companies has been suspended and the board of directors of Pampa has assumed responsibility for the conduct and oversight of the business of Pampa and the Merged Companies as a whole, through the registration of the DMA before the IGJ. Similarly, Pampa’s executive officers have assumed the functions and responsibilities as executive officers of Pampa and the Merged Companies as a whole.

On April 19, 2017, the DMA was executed, and on April 20, 2017, the DMA was filed before the CNV for its registration before the IGJ. Pampa and the Merged Companies are currently in the process of completing the registration of the DMA to consummate the Merger. The Merger is not subject to any further corporate or regulatory approvals, once the registration of the DMA with the IGJ under Argentine law has been completed, the holders of shares or ADRs of Petrobras Argentina will receive shares or ADRs of Pampa, as applicable, at the merger exchange ratio set forth in the DMA, and the shares and ADRs of Petrobras Argentina will cease to exist and shall be deregistered and delisted from the New York Stock Exchange. As of the date of this annual report the registration of the DMA at the IGJ was pending.

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

Upon consummation of the Merger, the holders of Petrobras Argentina Shares and Petrobras Argentina ADSs other than us or PPSL will receive Pampa Shares and Pampa ADSs, respectively, in exchange therefor, and the capital stock of Pampa will be increased to 1,938,368,431 shares.

On February 26, 2018, the CNV informed us that the Argentine Federal Criminal and Correctional Court No. 11, Secretary No. 22 (the “Court”) ordered the CNV not to take any measure and/or definitive resolution regarding the case without prior authorization from such Court. The criminal investigation refers to the voluntary participation of the shareholder of FGS-ANSES in the mandatory cash tender offer made by us and is not related to the Merger. We understand that such criminal investigation has no connection to the Merger and that the investigated facts had no influence over it.

Following the notification mentioned above, the Company submitted to the Court a note explaining the reasons why the Merger was not related to the investigated facts. In response to such note, on April 19, 2018, the Court notified us that it would agree to authorize the CNV to continue the process of registration of the Merger if, as a precautionary measure, we place in the custody of such Court U.S.$20 million or its equivalent in securities, guarantees or any other marketable securities, as a prior condition to instructing the CNV to continue the registration process, thus withdrawing the previous order  to the CNV that prevented it from adopting any measure or definitive resolution regarding the Merger.

Immediately after receiving such notice, we posted a bond in favor of the Court for the amount mentioned above, and on April 25, 2018, the Court sent a notice to the CNV authorizing it to proceed with the Merger registration.

On April 26, 2018, the CNV confirmed the Merger and sent the file to the IGJ for its registration. We expect the Merger to be registered promptly in due course.

Merger of PACOSA and WEBSA

On December 7, 2016, the boards of directors of Pampa Comercializadora S.A. (“PACOSA”) and World Energy Business S.A. (“WEBSA”) resolved that it would be beneficial for these companies to merge into a single company, where PACOSA would be the surviving company. The purpose of this merger was to optimize the resources of each of the companies by simplifying and consolidating their administrative and operational structure. On March 7, 2017, and in connection with the required procedures, the board of directors and the shareholders of PACOSA and WEBSA approved the special financial statements required for the merger and the preliminary merger agreement executed between PACOSA and WEBSA.

On May 30, 2017, the definitive merger agreement was executed and, the approval of the IGJ was obtained on March 5, 2018, therefore the merger was consummated, having effects for accounting, fiscal and legal purposes as from January 1, 2017.

Merger of CTLL, IEASA and EASA

On December 7, 2016, the boards of directors of CTLL, IEASA S.A. (“IEASA”) and EASA resolved that it would be beneficial for these companies to merge into a single company, where CTLL would be the surviving company. The purpose of this merger was to optimize the resources of each of the companies by simplifying and consolidating their administrative and operational structure. On March 29, 2017, and in connection with the required procedures, the boards of directors of CTLL, IEASA and EASA approved the special financial statements required for the merger, the preliminary merger agreement executed among CTLL, IEASA and EASA and the Argentine merger prospectus that describes the terms and conditions of such merger. For accounting, fiscal and legal purposes, the merger has effect as from January 1, 2017.

The shareholders’ meeting of CTLL, IEASA and EASA held on June 16, 2017 resolved to defer consideration of the merger in the absence of the required prior approval by the ENRE. On December 25, 2017, the ME&M issued Resolution No. 2017-501-APN-MEM through which it authorized the merger of CTLL, IEASA and EASA.

On January 18, 2018, the extraordinary shareholders’ meetings of CTLL, IEASA and EASA resolved to approve the merger between CTLL, IEASA and EASA. On February 19, 2018, the definitive merger agreement was executed, and on February 21, 2018, it was filed with the CNV for its registration before the IGJ. As of the date of this annual report, the registration with the IGJ was pending.

Merger of Pampa, Petrolera Pampa, CTG, CTLL, EG3 Red S.A., BLL, INDISA, INNISA, Inversora Piedra Buena S.A. and Pampa Participaciones II S.A.

In addition, on September 22, 2017, our board of directors instructed our management to begin the relevant merger procedures and the drafting of the financial statements and the necessary documents with respect the 2017 Merger, between Pampa Energía, as the absorbing company and the 2017 Merged Companies.

On December 21, 2017, the boards of directors of Pampa and the 2017 Merged Companies decided to approve the terms and conditions of the 2017 Preliminary Agreement, the merger prospectus to be reviewed by the CNV and their respective special merger financial statements as of September 30, 2017, and together with the consolidated special merger financial statements as of September 30, 2017, with effects as from October 1, 2017, subject to obtaining the corresponding registration with the IGJ.

In addition, on December 21,2017, the boards of directors of Pampa Energía, Petrolera Pampa and CTG approved, ad-referendum of the corresponding resolutions of the shareholders meeting and of the respective approvals of the relevant regulatory agencies, to establish the following exchange ratios: (i) with respect to shares representing 50.458% of the share capital of Petrolera Pampa (which are not directly or indirectly owned by Pampa Energía) at 2.2699 Pampa Energía’s ordinary book-entry shares, with nominal value of Ps.1 each and entitled to 1 vote per share, for each ordinary book-entry share of Petrolera Pampa, with nominal value of Ps.1 and entitled to one vote per share; (ii) with respect to the shares representing 9.58% of the capital stock of CTG (which are not directly or indirectly owned by Pampa Energía) at 0.6079 ordinary book-entry shares of Pampa Energía, with a par value of Ps.1 each and entitled to 1 vote per share, for each ordinary book-entry share of CTG, of nominal value Ps.1 and with the right to one vote per share; (iii) with respect to shares representing 8.40% of the share capital of INDISA (which are not owned directly by us) at 0.1832 of Pampa Energía’s ordinary book-entry shares, with a nominal value of Ps.1 each and entitled to 1 vote per share, for each ordinary share (acción ordinaria escritural) of INDISA, with a nominal value of Ps.1 and with the right to one vote per share; (iv) with respect to the shares representing 9.73% of the share capital of INNISA (which are not owned directly by Pampa Energía) at 0.2644 ordinary shares of Pampa Energía, with a nominal value of Ps.1 each and entitled to 1 vote per share, for each ordinary share (acción nominativa no endosable) of INNISA, with a nominal value of Ps.1 and entitled to one vote per share; and (v) in relation to the other companies involved, an exchange ratio is not needed since they are 100% directly or indirectly controlled by us.

On April 27, 2018, the Shareholders meetings of the Company and of the 2017 Merged Companies, resolved to approve the 2017 Merger and the proposed exchanged ratios and, consequently, our capital stock will amount to 2,082,690,514 common shares. As of the date of this annual report, the registration before the IGJ was still pending.

Expansion Project at Genelba Thermal Power Plant

In connection with the call for closing to combined cycle and co-generation projects, Resolution No. 926-E/2017 of the SEE was published, on October 18, 2017, pursuant to which the ME&M selected the projects to enter into PPAs with CAMMESA. Genelba Plus’s closing to combined cycle, which we expect will add an incremental installed capacity of 383 MW to CTGEBA (the “CTGEBA Project”), is among the twelve selected projects, which together will add more than 1.8 GW of power installed capacity to the grid.

The CTGEBA Project includes the installation of a new gas turbine and a steam turbine, as well as other enhancements for Genelba Plus’s gas turbine, which are expected to complete the second combined cycle at CTGEBA, with a gross power capacity of 552 MW and 52% of efficiency. CTGEBA Project’s investment is estimated at around U.S.$360 million, and the CTGEBA Project’s engineering, equipment procurement and construction (“EPC”) will be jointly carried out by Siemens and Techint. Its commissioning is expected for the second quarter of 2019 (open cycle), and for the second quarter of 2020 (closed cycle).

The relevant PPA will be effective for a term of fifteen years and will remunerate a fixed price of U.S.$20,500 per MW each month and a variable price of U.S.$6 per MWh.

Along with this expansion, CTGEBA will have two combined cycles and we expect will reach a total installed capacity of 1.2 GW. Currently, Genelba generates power with a 674 MW combined cycle and Genelba Plus’s 169 MW gas turbine, which will be expanded by the CTGEBA Project.

Startup and Commercial Commissioning – Public Tender under SEE Res. No. 21/2016

Under the PPAs executed with CAMMESA as awardee under the open call to companies interested in offering new generation capacity pursuant to SEE Resolution No. 21/2016, CAMMESA granted the commercial commissioning of the GT05 gas turbine as from August 5, 2017. The project, which consisted of the installation of a new 105 MW high-efficiency GT in CTLL, increased the capacity of this plant to 750 MW and required a U.S.$.90 million investment approximately.

On August 31, 2017, CAMMESA granted CTPP’s commercial commissioning. The project, which consisted of the construction of a new power plant in the Pilar Industrial Complex, is made up of 6 cutting-edge high-efficiency Wärtsilä engines with a total 100 MW power capacity and the possibility to run on natural gas or, alternatively, fuel oil. CTPP’s investment reached approximately U.S.$103 million.

Moreover, on December 22, 2017, CAMMESA granted the commercial operation of CTIW, pursuant to PPA executed between CAMMESA and Pampa as awardee pursuant to the call for new generation capacity under Resolution No. 21/2016 of the SEE). This project, which has identical features to the CTPP, consisted of the building a new thermal power plant next to the CPB, at Bahía Blanca, Province of Buenos Aires, comprising 6 high-efficiency Wärtsilä engines, with a total power installed capacity of 100 MW and able to fire either natural gas or fuel oil. The project demanded a U.S.$90 million investment. Such commissioning was achieved before the commercial operation date stipulated in the PPA, as from when the applicable supply obligations became effective.

Development of Two New Wind Farms

On January 30, 2018, we announced the commencement of the construction phase of two new wind farms in the Province of Buenos Aires, which we expect will increase in the aggregate our installed capacity by 106 MW and will demand an estimated investment of U.S.$140 million.

These projects will be developed under the new framework for the term market from renewable energy sources, issued by the ME&M through Resolution No. 281/17and pursuant to which CAMMESA granted dispatch priority for our wind farm projects named “Pampa Energía” and “De la Bahía”, targeted at large users by selling PPAs among private parties.

The priority allocation of 28 MW for De la Bahía WPP and 50 MW for Pampa Energía WPP will ensure dispatch for both wind farms and therefore, will guarantee the provision to our clients allowing them to comply with their obligation to satisfy electricity demand with renewable sources of energy from our wind farms.

The Pampa Energía WPP will be located near the Corti wind farm, which has an installed capacity of 100 MW, and is located 20 kilometers away from the City of Bahía Blanca, and will be commissioned in May of 2018. The De la Bahía WPP will be built in the Coronel Rosales area, 25 kilometers) away from Bahía Blanca.

The wind quality of both projects’ area, enables a load factor higher than 50%. Moreover, 15 wind turbines will be installed in each farm.

The new 106 MW capacity will add to the Corti wind farm’s preexisting capacity, currently under construction, reaching 200 MW of renewable energy-sourced power capacity. As a result, once all of our expansion projects are commissioned, we expect our total installed capacity to amount to 4.4 GW.

Summary of the committed expansion projects

Project	MW	Equipment Provider	Marketing	Date of Commissioning

Thermal
Loma de la lata	15	MAN	Resolution SEE No. 19/2017	third quarter of 2018
Closing Genelba Plus	383	Siemens	U.S.$ PPA for 15 years	GT1:second quarter of 2019 / CC1:second quarter of 2020

Renewable
Corti[2]	100	Vestas	U.S.$ PPA for 20 years	second quarter of 2018
Pampa Energía WPP y De La Bahía WPP	106	Vestas	MAT ER	second quarter of 2019
Total	604

Note: (1) GT: Gas Turbine / CC: Combined Cycle. (2) Pampa holds a 50% of stake over this project.

Investment Agreement with YPF for Rincón del Mangrullo Block

On August 1, 2017, YPF, in its capacity as operator and concessionaire of Rincón del Mangrullo block, agreed with the authorities of the Province of Neuquén the terms and conditions for the awarding of an unconventional exploitation concession in the block, which it develops jointly with us, each company holding a 50% interest.

Pursuant to this agreement, the Province of Neuquén extends the exploitation concession for a term of 35 years in consideration of an investment commitment in the amount of U.S.$150 million on a pilot unconventional gas program aiming to continue developing the Mulichinco formation (tight gas), and to explore the potential of Las Lajas (tight gas) and Vaca Muerta (shale gas) formations. Pampa only takes part in the tight gas development in the block and, therefore, its commitment amounts to 30% of the whole investment. It is worth highlighting that it is the first time that horizontal wells have been drilled in the block, a technique in which our partner YPF has plenty of experience gained in other unconventional blocks in Neuquén where it operates.

Award of Unconventional Hydrocarbon Exploration License

Pursuant to the fifth round of public tender No. 1/2017 for the selection of companies interested in the exploration, development and potential exploitation of areas in the Province of Neuquén granted in concession to GyP, on November 1, 2017, GyP’s board of directors awarded us for the Las Tacanas Norte area.

The Las Tacanas Norte block has an area of 120 km2 area and borders with the El Mangrullo area currently operated by us. The awarded comprises the drilling of 8 wells targeting the Vaca Muerta formation and other exploratory studies. The exploration license was granted for a term of four years (2018-2021).

Termination of Pampa’s Services at the Medanito La Pampa Area

Pursuant to the stipulations in the offer made to Pampetrol SAPEM, the provision of operating services provided by Pampa, as Petrolera Pampa’s continuing company, performed hydrocarbons exploitation activities in the Medanito La Pampa area, in the Province of La Pampa, terminated on October 28, 2017. The Company performed all its obligations under the offer, returned the facilities as and when required and in an operating status, and provided all the applicable environmental documentation.

Compensation Agreements – Senior Management

On June 2, 2017, the Board of Directors approved the execution and signing of compensation agreements with the Company’s main executives. These agreements mainly provide for an annual, variable and contingent compensation equivalent to, in the aggregate, to 3% of the Company’s annual market value appreciation of Pampa’s shares. For fiscal year 2017, the calculation period started on June 1. Furthermore, an annual cap of 50% of the accrued amount and 1.5% of the Company’s operating income before interest, taxes and other non-cash items (adjusted EBITDA provision) for the period to be compensated, was established.

Accrued amounts which have not been paid by the Company may only be collected by their beneficiaries to the extent Pampa’s share market capitalization at the time of realization is higher than the recorded maximum (high water mark provision). Additionally, the annual total amount payable should not exceed 1.5% of the adjusted EBITDA of the year subject to compensation. The payment of the annual compensation will be subject to the prior approval of the Shareholders’ Meeting to be held in each fiscal year. Furthermore, Pampa will deduct from the variable compensation, if applicable, remunerations that beneficiaries may have collected on account of bonds and/or other similar items from subsidiaries of Pampa, proportionally to the Company’s interests in such companies.

Stock-based Compensation Plan

On February 10, 2017, aiming to encourage the alignment of the employees’ performance with the Company’s strategy, and to generate a clear and direct link between the creation of value for shareholders and employees’ compensation, the Company resolved to create a stock-based compensation plan and a committee for its implementation comprised of the officers, who are not the plan’s beneficiaries.

The 2017-2019 plan’s beneficiaries are approximately 20 officers, including our executive directors but excluding main executives subject to the senior management compensation agreement mentioned above, main directors and managers, which composition may be subject to change in future specific programs under the plan.

On March 8, 2018, the Board of Directors approved a second repurchase of Pampa shares in accordance with Section 64 of Law No. 26.831 and CNV rules that will be destined to cover the Plan.

As of the date of this annual report, we repurchased in open market operations 717,150 ordinary shares and 191,290 ADRs, to cover the 2017-2019 plan.

Settlement Agreement between the Republic of Ecuador and a Subsidiary of Pampa Energía

EcuadorTLC (a wholly-owned subsidiary established in the Republic of Ecuador) and other members of the Bloque 18 Consortium (the “Plaintiff Parties”) had a dispute with the Republic of Ecuador, which was resolved by arbitration pursuant to the UNCITRAL rules (Case CPA No. 2014-32: 1. EcuadorTLC S.A. et al. c. 1. The Republic of Ecuador 2. EP Petroecuador) (the “Arbitration”). EcuadorTLC’s participation in the Bloque 18 Consortium is 30% and the final award by the arbitration tribunal corresponding to EcuadorTLC’s stake, amounted to U.S.$176 million.

On March 19, 2018, the Republic of Ecuador and the Plaintiff Parties executed an agreement (the “Arbitration Settlement”) pursuant to which the Plaintiff Parties will not pursue the collection of the Final Award, in exchange for a compensation for general damages, and for EcuadorTLC comprises (i) a release from fiscal and labor claims currently in trial stage, amounting to more than U.S.$100 million, and (ii) an additional compensation of U.S.$68 million to be paid by the end of first half of 2018 (including the recovery of granted guarantees). Furthermore, we estimate that the Agreement will generate an approximate net reporting profit of U.S.$40 million.

Moreover, the Republic of Ecuador has declared and acknowledged within the Arbitration Settlement that (i) such agreement is completely valid and binding for the Republic of Ecuador, (ii) any payment default by the Republic of Ecuador under the Arbitration Settlement will allow the Plaintiff Parties to fully enforce the final award, and (iii) there is no pending obligation remaining by the Plaintiff Parties in relation to the Bloque 18 Consortium’s operation’s and exploitation.

Sale of Certain Oil and Gas Assets to Vista

On January 16, 2018, we executed an agreement with Vista to sell our direct 58.88% ownership in PELSA, and its direct interest in the Entre Lomas, Bajada del Palo, Agua Amarga blocks, and 100% at the Medanito S.E. and Jagüel de los Machos blocks.

On April 4, 2018, following the satisfaction of all the conditions precedent that the sale was subject to, the closing of the sale to Vista of Pampa’s direct 58.88% ownership in PELSA, and its direct 3.85% stakes in the Entre Lomas, Bajada del Palo, Agua Amarga, Medanito S.E. and Jagüel de los Machos blocks took place.

The transaction price was U.S.$399 million subject to standard adjustments for this type of transaction.

This transaction is aligned with our strategy to focus our investments and human resources on the expansion of power generation installed capacity and the exploration and production of natural gas, particularly on the development and production of our unconventional gas reserves (shale and tight gas), as well as with our intention to continue developing of our utility concessions.

Sale of Refining and Distribution Assets to Trafigura

On December 7, 2017, we executed an agreement with Trafigura to sell our main assets related to the refining and distribution segment, subject to compliance with certain conditions precedent. The assets subject to the transaction are as follows: (i) the Ricardo Eliçabe Refinery; (ii) the lubricants plant, located in the district of Avellaneda, Province of Buenos Aires;(iii) the Caleta Paula reception and dispatch plant, located in the Province of Santa Cruz; and (iv) the network of gas stations currently operated under the Petrobras brand comprising of 250 gas stations. Due to its strategic and operational value, our Dock Sud storage facility was excluded from the sale, as well as our interest in Refinor.

The transaction’s price is U.S.$90 million and includes the regular working capital of the business that may be adjusted subject to customary adjustments agreed upon in the closing documents. The sale includes the key transfer of all the contracts, permits and licenses for the ordinary operation of the business, together with the transfer of employees involved in the operation of the relevant assets subject to the transaction. As of the date of this annual report, certain condition precedents were still pending.

This transaction is aligned with our strategy to focus our investments and human resources on the expansion of power generation installed capacity and the exploration and production of natural gas, particularly on the development and production of our unconventional gas reserves (shale and tight gas), as well as with our intention to continue developing of our utility concessions.

Organizational structure

The following chart sets forth our corporate structure as of the date of this annual report.

Our Generation Business

We are engaged in the generation business through three hydroelectric generation plants and seven thermal generation plants. Regarding renewable energy, we expect our first wind farm, Corti, in Bahía Blanca, with a 100 MW power installed capacity, to be commissioned in 2018, and we will develop two new wind farms in connection with PPAs executed with private customers in the same area for an additional total installed capacity of 106 MW. We have been granted transmission support and a 78 MW dispatch priority, and we expect to negotiate PPAs with large private users who, as of December 31, 2018, are legally required to cover 8% of their electricity demand from renewable sources.

Thermal’s Generation plants

Loma de la Lata

We own a thermal generation plant located at Loma de la Lata in the Province of Neuquén, which has an installed capacity of approximately 540 MW. The Loma de la Lata plant has three gas turbines with an installed capacity of 125 MW each and a one steam turbine with an installed capacity of 165 MW under the Energy Plus Program. Loma de la Lata is located near one of the largest gas fields in Argentina bearing the same name. Loma de la Lata had a net production of 3,864 GWh in 2017, 6% higher than in 2016.

On November 1, 2011, Loma de la Lata initiated the commercial operations of the Loma de la Lata project, which involved the expansion of gross generation by approximately 165 MW, by converting the plant into a generating combined cycle unit. The project increased the installed capacity of Loma de la Lata by approximately 50% without the need for additional gas consumption.

Loma de la Lata’s 2014 Expansion Project—WEM Supply Agreement under SEE Resolution No. 220/2007

In September 2014, the Argentine Government, through the SE, together with the leading companies of the Argentine energy sector, executed the 2014 Thermal Generation Expansion Agreement for an expansion of the total thermal generation capacity in Argentina (the “2014 Thermal Generation Expansion Agreement”).

The 2014 Thermal Generation Expansion Agreement contemplated the execution of individual agreements between the SE and each company (and its affiliates) to provide for specific terms and conditions for the execution of new generation projects. On October 27, 2014, CTLL executed its specific conditions (the “Specific Conditions”).

Under the 2014 Thermal Generation Expansion Agreement and the Specific Conditions, subject to the satisfaction of certain conditions precedent, including the execution of a WEM Supply Agreement under SE Resolution No. 220/2007, Pampa’s generators agreed to execute an expansion project to expand the generation capacity of Loma de la Lata by 120MW (the “Loma de la Lata 2014 Expansion Project”). In this respect, the commissioning of the 105 MW gas turbine took place on July 15, 2016, while the installation of the 15 MW engine set is in the construction stage, and commissioning is expected to occur during the second quarter of 2018.

The Loma de la Lata 2014 Expansion Project is financed by CAMMESA up to an amount equivalent to: (i) the credits arising from the 2008-2015 future surplus sale settlements with maturity dates to be determined (Liquidaciones de Venta con Fecha de Vencimiento a Definir, or the “LVFVDs”) accrued by Pampa’s generators under SE Resolution No. 406/2003 which are not committed to other projects; and (ii) the credits arising from the LVFVDs accrued by Pampa’s generators through December 2015 deemed as “Additional Remuneration” which were allocated to the trust established in connection with the scheme for the remuneration of the generation sector in SE Resolution No. 95/2013, which was amended by SEE Resolution No. 19/2017 (see “—The Argentine Energy Sector—SEE Resolution No. 19/2017: Remuneration Scheme for Old Capacity”). In order to commit the credits specified in (i) and (ii), Pampa’s generators assigned such credits to CAMMESA.

The amounts arising from the credits specified in (i) and (ii) above were transferred to an account administered by CAMMESA. In order to draw the funds CTLL executed a loan agreement with CAMMESA. As of December 31, 2017, CAMMESA informed that the total amount regarding the credtis specified in (i) and (ii) was Ps. 854.6 million which were applied under the contracts for the installation of the aero-derivative gas-fired turbine.

The remuneration scheme for the Loma de la Lata 2014 Expansion Project included a WEM Supply Agreement under SE Resolution No. 220/2007 and the scheme established for the remuneration of the generation sector provided for in SE Resolution No. 19/2017. The portion of the generation capacity to be remunerated under the WEM Supply Agreement shall be equal to the percentage resulting from the sum of: (i) the LVFVDs applied for the previous Loma de la Lata’s project and the CTP project and (ii) the payments made in cash for the Loma de la Lata 2014 Expansion Project; over the total amount of the cost of the Loma de la Lata 2014 Expansion Project. Such percentage shall apply over the net generation capacity of the unit.

On July 14, 2017, CTLL and CAMMESA entered into as WEM supply agreement under SEE Resolution No. 220/2007 for the new 105 MW high-efficiency gas turbine, which was commissioned on July 15, 2016.

Loma de la Lata’s 2017 Expansion Projects under SEE Resolution No. 21/16 - New Thermal Generation Capacity

As a result of the declared state of emergency in the national electricity sector, the SE issued Resolution No. 21/16 in 2016 calling for bids from parties interested in offering new electric power thermal generation capacity through the WEM during the following seasons: (i) summer of 2016/2017, (ii) winter of 2017 and (iii) summer of 2017/2018.

The terms of the call for bids were established pursuant to SE Note No. 161/16. The conditions applicable to the generation capacity to be offered were as follows: (i) the plant must have a minimum installed capacity of 40 MW; (ii) each generating unit must have a minimum installed capacity of 10 MW; and (iii) the equipment used should have double fuel consumption capacity (with certain exceptions).

Successful bidders entered into a PPA with CAMMESA on behalf of distributors.

CTLL submitted four project proposals in connection with the call for bids, both directly and indirectly through certain of its affiliates. CAMMESA awarded a contract to CTLL in connection with two projects: (i) the installation of high-efficiency aero derivative gas turbines of 105 MW (at Loma de la Lata) and (ii) the installation of six motor generators (Wärtsila W18V50DF) for a total capacity of 100 MW, which run on natural gas and fuel oil and are expected to have an output of 16.5 MW at CTIW in Ingeniero White, Bahía Blanca, in the Province of Buenos Aires, near CPB premises (CTIW).

On July 1, 2016 and December 5, 2016, CTLL and CAMMESA entered into the PPA in connection with the two projects, which provide for the sale of the capacity offered under the call for bids and the power generated by the new unit for a term of ten years following commencement of commercial operations. Each PPA provides for the application of the capacity payments and the remuneration of variable costs associated with the operation and maintenance of the units. Furthermore, they contemplate penalties for delays with respect to the agreed commencement dates for commercial operations and for any breach related to a failure to provide the committed energy availability (100%).

As of the date of this annual report, both projects were operative.

CTGEBA

CTGEBA is located in Marcos Paz, in the Province of Buenos Aires.

The plant began operating in 1999 and has a combined cycle with a 674 MW installed capacity, which consists of two gas turbines (“GT”) of 219 MW each and a 236 MW steam turbine (“ST”). On the same lot, a GT with 169 MW of power capacity, known as Genelba Plus, was commissioned in 2009 under the Energy Plus Program and is currently under expansion (see “Recent Developments—Expansion Project at Genelba Thermal Power Plant”). The total installed capacity of the CTGEBA complex amounts to 843 MW, which represents 2.3% of Argentina’s total installed capacity. From 2000 to 2017, CTGEBA’s average annual generation was 4,714 GWh, with a generation record high of 5,449 GWh in 2012, and a record low of 3,438 GWh in 2001.

CTGEBA is strategically located, as it is one kilometer away from the Ezeiza transformer substation, a WEM reference node for the supply of electricity to the country’s highest demand. CTGEBA's combined cycle participates in the spot market, whereas the Genelba Plus GT participates in the Energía Plus market.

On October 18, 2017, CTGEBA, pursuant to SEE Resolution No. 926-E/17, was awarded a contract for the CTGEBA Project, for an additional net power capacity of 370 MW and a gross power capacity of 383 MW, which commissioning is expected for the first quarter of 2020. The CTGEBA Project involves a U.S. Dollar-denominated PPA to be executed with CAMMESA, for a 15-year term. The CTGEBA Project comprises the installation of a new gas turbine and a new steam turbine, as well as enhancement works to the current turbine. Therefore, once the expansion is completed we expect CTGEBA will increase its net power capacity to 1,213 MW (see “Recent Developments—Expansion Project at Genelba Thermal Power Plant”).

CPB

We hold a 100% interest in CPB, which owns a thermal generation plant located in Ingeniero White, Bahía Blanca, in the Province of Buenos Aires, approximately 600 kilometers away from the City of Buenos Aires.

CPB is an open-cycle thermal generation plant with an installed capacity of 620 MW, consisting of two identical conventional units (Unit 29 and Unit 30) with an installed capacity of 310 MW each. CPB can be powered either by natural gas or by oil No.6 (though it was originally designed and partially equipped to burn coal as well). The plant currently stores up to 60,000 m3 of fuel oil in two separate storage tanks and owns, operates and maintains a 22-kilometer natural gas pipeline that is connected to the main pipeline of TGS. Furthermore, given CPB’s 39-hectare area, the plant’s fuel storage capacity could be expanded. CPB supplies the electricity it generates through its 27-kilometer 500 kV transmission lines, which are connected to the 500 kV transmission system. In addition, CPB has its own facilities at the Bahía Blanca port, and although CPB shares these facilities with other companies, it has a priority access right to use the port’s loading facilities. CPB sells electricity to the spot market.

Piedra Buena’s revenues consist of sales of energy and capacity. Total revenues for the year ended December 31, 2017, were Ps. 768 million, partially derived from energy sales of 1.416 GWh, 31% lower than in 2016.

As of the date of this annual report, Piedra Buena was not buying natural gas or fuel oil pursuant to SE Resolution No. 95/2013, as amended. CAMMESA, currently centralizes the acquisition of fuels for WEM’s generators. CPB only maintains natural gas transport contracts that were active at the time such resolution was issued, such as, for example, the interruptible and firm gas transportation contracts with TGS for up to 214 Dam3 per day and the firm gas transportation contract with PACOSA.

Central Térmica Güemes

We own a thermal generation plant Central Térmica Güemes, which is located in the northwestern region of Argentina, in the City of General Güemes, Province of Salta. This plant is a major generator within the WEM.

Central Térmica Güemes has a total installed capacity of 361 MW, comprised of 261 MW from steam generation units and 100 MW from a gas combustion turbine under the Energy Plus Program. Central Térmica Güemes had net production of 1,772 GWh in 2017. Central Térmica Güemes provides system quality assurance (frequency and voltage) to the northwestern and northern regions of Argentina and, due to its geographical location, it is able to receive gas from Bolivia. Central Térmica Güemes’ steam turbines are open cycle generation units with a gross capacity of 261 MW. Central Térmica Güemes' steam turbine combustion equipment is comprised of two Skoda steam turbines, with a gross capacity of 63 MW each, and a third Skoda steam turbine with a gross capacity of 135 MW. Central Térmica Güemes’ gas turbine equipment includes a GE MW LMS100 aero-derivative gas-fired turbine generator with a gross capacity of 100 MW. Central Térmica Güemes mostly sells electricity on the local spot market and to the Energía Plus market.

Royalty assignment agreement

In June 2007, CTG and the Province of Salta entered into a royalty assignment agreement pursuant to which the Province agreed to assign natural gas to Central Térmica Güemes, which the Province is entitled to collect as in-kind royalties in respect of natural gas produced within the provincial territory. In consideration for such assignment, CTG committed to pay a 5% premium over the applicable average wellhead gas price. The term of the agreement is five years, starting from the date of the first delivery of natural gas, and is subject to an automatic renewal clause. The daily amount under the agreement may reach 500,000 m3 per day if the production of gas in the Province of Salta increases from the production level existing at the time of the agreement’s execution. As of the date of this annual report, we had not requested any deliveries under this agreement because it has been able to supply the new 100 MW of generation with gas purchased from several suppliers, including our own gas production.

CTP

CTP is located in the northwestern region of Argentina, in a location known as Piquirenda, District of Aguaray, Department of General San Martín, in the Province of Salta. Its construction started in early 2008 and was completed in 2010. CTP has a 30 MW thermal electricity generation plant including ten gas engines’ Jenbacher (model JGS 620) gas-powered motor-generators, which represent 0.1% of installed capacity in Argentina.

CTP started commercial operations on May 3, 2011. On July 15, 2011, CTP executed the WEM supply agreements pursuant to SE Resolution No. 220/2007. The agreed price is U.S.$18,000/MW per month and the amount recognized as maintenance and operation costs is U.S.$10/MWh, plus a variable price for cost of fuel. On July 14, 2011, under SE Note No. 4,997, the SE authorized CTP to fire Gas Plus as generation fuel.

Ecoenergía

In 2011, the construction of EcoEnergía’s 14 MW power plant, located at TGS’s General Cerri complex, was completed and the authorization for commercial operations was obtained. The authorization to operate the plant under the Energy Plus program was granted in 2012.

CTPP

On September 14, 2016, we acquired Albares for U.S.$ 5,955,497. Albares was awarded the construction of a new thermal power generation plant at Pilar’s Industrial Park (located in the county of Pilar in the Province of Buenos Aires) that consists of a new 100 MW thermal power generation plant which comprises the installation of six Wärtsila motor generators (Wärtsila W18V50DF) for a total installed capacity of 100 MW, running on natural gas and fuel oil and will have an output of 16.5 MW each. In connection with the project, Albares entered into a demand agreement with CAMMESA for a term of ten years and agreed to install six generator sets. Albares has entered into the respective supply and construction agreements for the construction and commissioning of the project with Wärtsila affiliates.

On August 31, 2017, pursuant to the PPA entered into with CAMMESA on July 1, 2016, under SEE Resolution No. 21/2016, CAMMESA commissioned the CTPP. On January 26, 2018, pursuant to ME&M Resolution No. 7-E/2018, CTPP was authorized as WEM generator agent.

Natural gas is supplied through a gas pipeline owned by Transportadora de Gas del Norte S.A. and the energy is evacuated through an output field of a 132kv double-bar cable, together with all the necessary auxiliary equipment, in the Pilar’s Substation No. 158 owned by Edenor (“Pilar Substation”), located at the Pilar Industrial Park.

Hydroelectric’s Generation Plants

We own three hydroelectric generation plants: Hidroeléctrica Nihuiles (through the company HINISA), Hidroeléctrica Diamante (through the company HIDISA) and HPPL.

HINISA

 We own Class A and Class B shares representing 31.63% and 20.41%, respectively, of the voting capital stock of HINISA.

HINISA operates under a provincial concession for the hydroelectric use of water from the Atuel River, located in the department of San Rafael in the Province of Mendoza (approximately 1,100 km southwest of Buenos Aires) and under a national concession for the generation, sale and bulk trading of electricity from the Nihuiles’ hydroelectric system (the “Nihuiles System”). The Nihuiles System consists of three dams and three hydroelectric power generation plants (Nihuil I, Nihuil II and Nihuil III), as well as a compensator dam, which is used to manage the system’s water flow for irrigation purposes. The Nihuiles System is located in the Atuel River in the department of San Rafael in the Province of Mendoza. The City of San Rafael is located approximately 1,100 km southwest of Buenos Aires and 75 km from Nihuil I. The Nihuiles System covers a total distance of approximately 40 km with the grid’s height ranging from 440 m to 480 m. Since 1990, the average annual generation was 838 GWh, with the highest level of generation (1,250 GWh) recorded in 2006 and the lowest level (516 GWh) recorded in 2014.

HINISA’s revenues consist of sales of energy and capacity. In 2017, 100% of HINISA’s sales were into the spot market. Total revenues for the year ended December 31, 2017 were Ps.292.9 million, due to energy sales of 751 GWh, 6.3% higher than in 2016, with a hydraulic contribution of 783 hm3, 13% lower than in 2016.

The Province of Mendoza, through Empresa Mendocina de Energía Sociedad Anónima con Participación Estatal Mayoritaria (“EMESA”), currently owns Class D shares representing 10.21% of the capital stock of HINISA and Class C shares representing 37.75% of the capital stock of HINISA, and publicly announced in 2006 its intention to sell its Class C shares. Pursuant to HINISA’s public concession contracts, if the Province of Mendoza sells its Class C shares in HINISA, INNISA would be required to sell its Class B shares of HINISA (representing 20% of HINISA’s capital stock) through a public offering promptly after the Province’s sale of its Class C shares. Assuming that the Province of Mendoza sells its 37.75% interest in HINISA, and consequently INNISA is required to sell its Class B shares (representing 20% of the capital stock of HINISA), INNISA would no longer own a controlling interest in HINISA and would not be permitted to purchase any additional shares (of any class) of HINISA. Neither INNISA nor we have any control over the timing of the Province of Mendoza’s proposed sale or the price at which INNISA would be required to sell its Class B shares of HINISA. As a result, such shares may be sold at a time and price per share that is adverse to our interests. As of the date of this annual report, the Province of Mendoza had expressed no intention to modify HINISA’s by-laws. See “Item 3. Key Information—Risk Factors—Risks Relating to our Generation Business—We may no longer own a controlling interest in HINISA, one of our principal generation assets, if the Province of Mendoza sells its participation in HINISA.”

HIDISA

We own 59% of the voting capital stock of HIDISA, a hydroelectric generation company with an installed capacity of 388 MW located in the Province of Mendoza. HIDISA operates under a provincial concession for the hydroelectric use of water from the Diamante River, located in the department of San Rafael in the Province of Mendoza, and under a national concession for the generation, sale and bulk trading of electricity from Diamante’s hydroelectric system (the “Diamante System”). The Diamante System consists of three dams and three hydroelectric power generation plants (Agua del Toro, Los Reyunos and El Tigre). The Diamante System covers a total distance of approximately 55 km with a height differential between 873 m and 1,338 m. HIDISA owns 2.4% of the capital stock of Termoeléctrica José de San Martín S.A. and 2.4% of the capital stock of Termoeléctrica Manuel Belgrano S.A. The Diamante System has a total nominal installed capacity and effective power of 388.4 MW. Since 1990, the average annual generation has been 566 GWh, with the highest level of generation (943 GWh) recorded in 2006 and the lowest level (322 GWh) recorded in 2014.

HIDISA’s revenues consist of sales of energy and capacity. In 2017, 100% of HIDISA’s sales were into the spot market. Total revenues for the year ended December 31, 2017 were Ps.264.5 million, mainly attributable to energy sales of 480 GWh, 15% lower than in 2016, with a hydraulic contribution of 877 hm3, 17% lower than in 2016.

Summary of HINISA and HIDISA concessions

HINISA’s and HIDISA’s main purpose is the generation, sale and bulk trading of electric power through the exploitation of hydroelectric systems pursuant to the terms and conditions of the following concessions: (i) Provincial concessions granted by the Argentine Government of the Province of Mendoza with similar terms and conditions (for HINISA and HIDISA) and at each company’s own risk for the hydroelectric exploitation of the Atuel River, in the case of HINISA, and the Diamante River, in the case of HIDISA. These concessions were granted pursuant to Provincial Law No. 6,088 dated December 21, 1993 and related provisions; and(ii) national concessions granted by the Argentine Government with similar terms and conditions (for HINISA and HIDISA) and at each company’s own risk for hydroelectric power generation through HINISA’s and HIDISA’s respective hydroelectric systems. These concessions were granted pursuant to Laws No. 15,336, No. 23,696 and No. 24,065 and related provisions.

Term. The term of the HINISA and HIDISA concession agreements is 30 years, starting from June 1, 1994 in the case of HINISA and October 19, 1994 in the case of HIDISA.

Royalty payments. Each of HINISA and HIDISA is required under the respective concessions to make the following monthly royalty payments: (i) royalties in favor of (1) the Province of Mendoza, of up to 12% in the case of HIDISA and up to 6% in the case of HINISA, and (2) the Province of La Pampa, up to 6% in the case of HINISA, in each case, of the amount resulting from the application of the corresponding bulk sale rate to the electricity sold, pursuant to the provisions of Section 43 of Law No. 15,336, as amended by Law No. 23,164. Pursuant to applicable regulations, in order to establish the basis for the calculation of such royalties, the monomic price (the price of electricity that includes both the price of energy and the capacity charge) of the electricity produced resulting from the following formula should be used: the sum of the value of power generated at the hour value fixed by the wholesale market plus the amount receivable for the power rendered to the spot market if such power were sold within a certain month, divided by the total power generated during the given month; (ii) royalties in favor of the Argentine Government of (1) up to 2.5% of the amount used as the basis for the royalties calculation in the case of HIDISA, and (2) up to 1.5%, estimated on the same basis in the case of HINISA; and (iii) royalties in favor of the Province of Mendoza of up to 2.5% of the amount used as the basis for the royalties calculation for both HINISA and HIDISA.

On February 2, 2017, SEE Resolution No. 19/2017 terminated the remuneration scheme of SEE Resolution 22/2016 as from the economic transactions for February 2017, which represented a new increase in HIDISA’s and HINISA's revenues mainly due to: (i) greater availability of power determined independently of the level of the dam, eliminating the risk of hydrology; and (ii) a higher price as a result of its dollarization, minimizing the risk associated with exchange rate fluctuations.

Moreover, on April 10, 2017, and as a result of the claims filed by the HINISA, the SEE recategorized Nihuil I, Nihuil II and Nihuil III hydroelectric plants as “small”, which had an impact in the base price applicable to such plants under SEE Resolution 19/2017 increasing from 3,000 U.S.$/MW per month to 4,500 U.S.$/MW per month.

Consequently, based on these regulatory measures, HIDISA and HINISA have been able to recompose their economic and financial equation.

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

From the effective date of the concessions until the suspension of payments, HINISA and HIDISA made contributions totaling U.S.$1.3 million and U.S.$1.9 million, respectively.

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

Termination of concessions. HIDISA’s and HINISA’s concession agreements may be terminated for the following reasons (i) breach of material contractual and legal obligations. In such case, HINISA or HIDISA, as applicable, shall remain in charge of their concessions during a transitional period established by the granting authority, not exceeding 12 months, and shall indemnify the Argentine Government and the Province of Mendoza for any damages caused (the granting authorities may also apply the performance guarantee amounts toward the payment of any damages). Within 90 days following the receipt of the relevant termination notice, a new company must be incorporated, which would be granted a similar concession and a public bidding process would be called for the purpose of selling the shares of such newly formed company. After deducting all fines, interest and withholdings for prospective claims, the balance would be distributed to HINISA or HIDISA, as applicable, as the only compensation for the transfer of the concessions; (ii) certain bankruptcy events in respect of HINISA or HIDISA (as applicable), including any liquidation or winding-up proceedings. In such case, the termination of the relevant concession shall be automatic; (iii) force majeure or certain actions by third parties that prevent the compliance by HINISA and HIDISA with their respective obligations under their respective concession agreements; or (iv) expiration of the respective terms of the concession agreements.

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

HPPL

A 30-year concession was awarded for hydroelectric power generation at HPPL beginning in August 1999. The HPPL complex has three electricity generating units with an installed capacity of 285 MW and is located in the Comahue region, Province of Neuquén.

HPPL generated 760 GWh of electricity in 2017 representing approximately 0.6% of total power generation in Argentina and 1.49% of total hydraulic generation in Argentina for 2017. The 760 GWh of electricity generated represented an increase of 54% compared to 2016.

Summary of HHPP concession

Concession. HPPL’s main corporate purpose is the generation, sale and bulk trading of electric power through the exploitation of hydroelectric systems pursuant to the following terms and conditions:

Term. The term of the HPPL concession agreements is 30 years, starting from August 30, 1999.

Royalty payments. Pursuant to our concession contract and applicable laws, as from August 2002 we paid 1% in hydroelectric royalties, with scheduled annual increases of 1% per year until royalties reached a cap of 12%, based upon the tariff rate applied to block sales of the electricity sold. As of December 31, 2017, we paid the maximum rate of hydroelectric royalties at a rate of 12% per year. In addition, we pay the Argentine Government a monthly fee for the use of the water source amounting to 0.5% of the same amount used for the calculation of hydroelectric royalties.

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

Renewable Energy Projects

Corti

In order to continue expanding our generation business, on April 18, 2016, CTLL acquired 100% of Greenwind, for an amount of U.S.$2.1 million. Greenwind is a company incorporated under the laws of Argentina whose purpose is to develop a wind power project named “Corti” which consists of a wind farm with a 100 MW of installed capacity located in Bahía Blanca, in the Province of Buenos Aires. For such purpose, Greenwind has the legal right to use and obtain a profit from over 1,500 hectares of land where wind measurements have been taking place for the last five years.

On October 15, 2015, Law No. 27,191 (regulated by Decree No. 531/2016) was passed establishing that by December 31, 2025, 20% of the total domestic energy demand in Argentina must be satisfied through renewable energy sources. In respect of this regulation, the ME&M launched the RenovAR 1 Program. CTLL submitted four project proposals under the call for bids through its subsidiaries (Greenwind, Parques Eólicos Fin del Mundo S.A. (“PEFMSA”), Parques Eólicos Argentinos S.A. (“PEASA”) and Generación Solar AR I S.R.L.).

On October 7, 2016, through Resolution No. 213/2016, the ME&M announced the winners of the RenovAR 1 Program. On January 23, 2017, CTLL was awarded a contract to develop the Corti project through Greenwind. Greenwind has entered into the respective supply and construction agreements for the construction and commissioning of wind farms in Bahia Blanca with affiliates of Vestas.

On March 10, 2017, CTLL entered into an agreement with Valdatana Servicios y Gestiones S.L.U (the “Buyer”), an investment vehicle led by Castlelake L.P. (a private equity global investment company) for the sale of certain shares owned by CTLL in Greenwind totaling U.S.$ 11.2 million.

In addition, the Buyer has acquired shares of Greenwind owned by Pampa Participaciones S.A. (“Pampa Participaciones”) for U.S.$45,9 thousand, which together with the sale of the shares owned by CTLL account for 50% of the capital stock and rights of Greenwind. As a consequence, as of the date of this annual report we co-control Greenwind.

Pampa Energía WPP and De la Bahía WPP

ME&M Resolution No. 281-E/2017 issued on August 18, 2017 regulated the Renewable Energy Term Market (“MAT ER”) regime, which aims to set the conditions for major users (“GU”) within the WEM and WEM large distribution company users (“GUDI”) to meet their demand supply obligation from renewable sources through the individual purchase within the MAT ER or through self-generation from renewable sources. Furthermore, it regulates the conditions applicable to renewable energy generation projects. Specifically, it created the Registry of Renewable Electric Power Generation Projects (“RENPER”), where such projects must be registered.

Projects intended to supply the MAT ER may not be committed under other remuneration mechanisms (e.g., the Renovar program). However, projects covered by the Renovar Program may sell to CAMMESA up to 10% of the surplus energy exceeding commitments with CAMMESA under PPAs. Surplus energy exceeding energy sold under the MAT ER and the PPAs executed with CAMMESA will be sold on the spot market and remunerated pursuant to SEE Resolution No. 19/2017.

Furthermore, agreements executed under the MAT ER regime will be administered and managed in accordance with WEM procedures. The contractual terms, duration, allocation priorities, prices and other conditions, notwithstanding the maximum price set forth in Section 9 of Law No. 27,191, may be freely agreed on between the parties, although the committed electricity volumes will be limited by the electric power from renewable sources produced by the generator or supplied by other generators or suppliers with which the generator has established purchase agreements.

We registered the Las Armas WPP, De La Bahía WPP, and Pampa Energía WPP with the RENPER.

On January 30, 2018, we announced the commencement of construction of our two new wind farms in the Province of Buenos Aires, which together will reach an aggregate installed capacity of 106 MW and will require an approximate investment of U.S.$140 million. These projects will be developed under the new regulatory framework for the MAT ER, under which CAMMESA granted a dispatch priority to Pampa Energía WPP and De la Bahía WPP, targeted at the GU segment under supply agreements between private parties.

The priority allocation of 28 MW for De la Bahía WPP and of 50 MW for Pampa Energía WPP will ensure dispatch for both wind farms and therefore, will guarantee the provision to our clients who have chosen to meet their obligation of fulfilling electricity demand through renewable sources from energy produced by our wind farms.

The wind quality in both projects’ areas is favorable for a load factor higher than 50%. Furthermore, 15 wind turbines are programmed to be installed in each farm.

Power Generation

The following chart depicts our generation assets and our respective shares of the Argentine power generation market as of and for the years ended December 31, 2017, 2016 and 2015. Our generation operations derive revenues from the sale of electricity in the spot market and under term contracts, including Energía Plus contracts and WEM supply agreements.

Summary of Electricity Generation Assets	Hydroelectric				Thermal							Total
	HINISA	HIDISA	HPPL	Loma de la Lata ¹	Central Térmica Güemes²	CTP	CTPP	CPB	CTIW	CTGEBA	ECOENERGÍA

Installed Capacity (MW)	265	388	285	750	361	30	100	620	100	843	14	3,756
Market Share	0.7%	1.1%	0.8%	2.1%	1.0%	0.1%	0.3%	2.0%	0.3%	2.3%	0.04%	10.3%

Net Generation 2017 (GWh)	751	480	760	3,864	1,772	156	142	1,453	23	4,685	100	14,186
Market Share	0.6%	0.4%	0.6%	2.8%	1.3%	0.1%	0.1%	1.1%	0.0%	3.4%	0.01%	10.4%
Sales 2017 (GWh)	751	480	760	3,864	2,337	156	142	1,453	23	5,412	103	15,481

Net Generation 2016 (GWh)	706	564	176	3,644	1,577	155	n/a	2,054	-	2,211	43	11,131
Variation Net Generation 2017-2016	6.4%	-14.9%	n/a	3.1%	12.4%	1%	n/a	-28.1%	n/a	n/a	n/a	26.5%
Sales 2016 (GWh)	706	564	176	3,644	2,076	155	n/a	2,056	-	2,499	44	11,921

Net Generation 2015 (GWh)	538	367	n/a	2,582	1,682	152	n/a	2,737	-	n/a	n/a	8,057
Variation Net Generation 2016-2015	31.2%	53.8%	n/a	41.1%	-6.2%	2.4%	n/a	-24.9%	n/a	n/a	n/a	+38,2%
Sales 2015 (GWh)	539	367	n/a	2,582	2,283	152	n/a	2,739	-	n/a	n/a	8,661

Average Price 2017 (U.S.$/MWh)	23.5	33.3	21.6	38.1	35.5	51.7	97.9	31.9	42.3	38.5	68.6	36.5
Average Price 2016 (U.S.$/MWh)	17.4	16.8	24.3	27.1	30.5	51.6	n/a	14.2	n/a	34.0	60.2	26.3
Average Gross Margin 2017 (U.S.$/MWh)	11.2	16.2	24.3	33.9	14.6	n/a	82.4	12.5	33.1	14.8	21.3	19.7
Average Gross Margin 2016 (U.S.$/MWh)	8.0	4.3	13.6	22.8	13.6	n/a	n/a	1.1	n/a	10.7	17.9	12.9

Sources: Pampa Energía S.A. and CAMMESA
Note: gross margin before amortization and depreciation. 1. The installed capacity of Loma de la Lata includes 210 MW of GT04 and GT05 gas turbines. 2. Gross margin of Central Térmica Güemes considers results to CTP. Exchange rate Ps./U.S.$: 2017 – 16.57; 2016 – 14.78.

Our Distribution of Energy Business

Empresa Distribuidora y Comercializadora Norte S.A. (Edenor)

We believe Edenor was the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and in Pesos) in 2017. Edenor holds a concession to distribute electricity on an exclusive basis to the northwestern zone of the greater Buenos Aires metropolitan area and the northern portion of the City of Buenos Aires, comprising an area of 4,637 square kilometers and a population of approximately 8.5 million people. As of December 31, 2017, Edenor served 2,950,329 customers.

History

In June 2007, we agreed to acquire from EASA’s former indirect shareholders their interests in Dolphin Energía S.A. (“DESA”) and IEASA, which collectively held 100% of EASA’s capital stock, in exchange for new shares of our capital stock. The transaction closed on September 28, 2007, on which date we issued 480,194,242 shares of our capital stock to the former indirect shareholders of EASA. On March 28, 2011, DESA and IEASA merged, and the surviving company was IEASA.

Prior to its acquisition in September 2005 by DESA and IEASA, EASA’s capital stock was held by EDFI, and EASA was engaged in certain other business activities (including as the holding company of other EDF affiliates). Since October 2005, EASA’s activities have been limited to holding its 51% controlling stake in Edenor and to providing certain financial consulting services to Edenor. In July 2006, EASA completed a comprehensive restructuring of all of its outstanding financial indebtedness, which had been in default since 2002. In connection with this restructuring, EASA issued approximately U.S.$85.3 million in new U.S. Dollar-denominated notes in exchange for the cancellation of approximately 99.94% of its outstanding financial debt (as of the date of this annual report EASA’s outstanding notes had been redeemed and cancelled).

In April 2007, Edenor completed the initial public offering of its Class B common shares, in the form of shares and ADSs. Edenor’s ADSs are listed on the NYSE under the symbol “EDN”, and its Class B shares are listed on the BYMA under the same symbol. Following the initial public offering, EASA continued to hold 51% of Edenor’s common stock (in the form of Class A shares), and substantially all of the remaining 48.46% of Edenor’s common stock was held and continues to be held, by the public.

On January 18, 2018, the extraordinary shareholders’ meetings of CTLL, IEASA and EASA approved the merger between CTLL (as the absorbing company), IEASA and EASA (as the absorbed companies). On February 19, 2018, the definitive merger agreement was executed, and on February 21, 2018, it was filed with the CNV for its registration before the IGJ. As of the date of this report, the registration with the IGJ was pending (see “—Recent Developments—Corporate Reorganization Process—Merger of CTLL, IEASA and EASA” and “Merger of Pampa, Petrolera Pampa, CTG, CTLL, EG3 Red S.A., BLL, INDISA, INNISA, Inversora Piedra Buena S.A. and Pampa Participaciones II S.A.”).

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

Term. Edenor’s concession currently expires on August 31, 2087, and can be extended for one additional 10-year period if Edenor requests the extension at least 15 months before expiration. The Argentine Government may choose, however, to grant Edenor the extension on a non-exclusive basis. The concession period was initially divided into an initial management period of 15 years expiring on August 31, 2007, followed by eight ten-year periods. However, in July 2007, the initial management period was extended, at Edenor’s request, for an additional five-year period starting from the date of entry into force of the new tariff structure to be adopted under the RTI. The remaining ten-year periods will run from the expiration of such extension of the initial management period. In addition, before the end of each management period under the concession, the ENRE will arrange for an international public bidding procedure to be conducted for the sale of 51% of Edenor’s capital stock and voting rights in similar conditions to those under which EASA acquired its stake. If EASA (or its successor) is the highest bidder or if EASA’s bid equals the highest bid, it will retain 51% of Edenor’s stock, and no funds need to be paid to the Argentine Government and EASA will have no further obligation with respect to its bid. There is no restriction as to the price EASA may bid.

Obligations. Under the concession, Edenor is obligated to supply electricity upon request of the owner or occupant of any premises in its service area. Edenor is entitled to charge for the electricity supplied at rates that are established by tariffs set by the ENRE. Pursuant to its concession, Edenor must also meet specified service quality standards relating to: (i) the time required to connect new users; (ii) voltage fluctuations; (iii) interruptions or reductions in service; and (iv) the supply of electricity for public lighting and to certain municipalities.

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

Fines and penalties. Under the terms of the concession, the ENRE may impose fines and penalties if Edenor fails to comply with its obligations, including a failure to meet any of the quality and delivery standards applicable to the concession. The ENRE may also impose fines for any of network installations that it considers a potential safety or security hazard in public spaces, including streets and sidewalks. In addition, the ENRE may impose fines for inconsistency in the technical information that is required to be furnished to the ENRE.

When Edenor entered into the Adjustment Agreement in September 2005, the ENRE approved a payment plan in respect of Ps.116 million of Edenor’s accrued fines and penalties and agreed, subject to the condition that Edenor meets the quality standards and capital expenditure requirements specified in the Adjustment Agreement, to waive Ps.58 million of accrued and unpaid fines and penalties. Under such payment plan, the penalties and fines to be paid to users were to be repaid in fourteen semiannual installments, with the first installment due upon the termination of a 180-day grace period beginning on the date when RTI’s resulting tariff structure came into effect. As the Adjustment Agreement was not ratified until January 2007, Edenor recalculated the amounts of accrued fines and penalties credited thereof, according to the increase of the VAD charged to customers (including the CMM (as defined below) adjustments which have been transferred to customers totaling Ps.17.2 million) up to the date of their credit to the customers’ accounts. On December 22, 2015, considering the existence of cash flow and the strong possibility that such penalties to be paid to users would not be waived, Edenor decided to make the payment to users in the form of one single credit, which was made to the users’ accounts for an amount Ps.152.2 million in the aggregate. In addition, a total of Ps.33.7 million in the aggregate remains available for those clients which had no active service as of December 22, 2015.

The fines and penalties imposed on Edenor by the ENRE amounted to Ps.739.1 million and Ps.2,556.5 million as of December 31, 2017 and 2016, respectively.

As of December 31, 2017, total accrued fines and penalties imposed on Edenor amounted to Ps.4,174.0 million, of which Ps. 2,102.2 million (including accrued interest) corresponded to penalties accrued but not yet imposed on Edenor and Ps.2,071.8 million (including accrued interest) corresponded to penalties imposed on Edenor but not yet paid.

On February 1, 2017, the ENRE issued Resolution No. 63/17, through which it approved new parameters related to quality standards, with the purpose of achieving an acceptable quality level by the end of the 2017-2021 period. In this regard, the ENRE established a penalty regime to be applied in the event of non-compliance with the requisite quality rates.

Despite the issuance of Resolution No. 63/2017, the treatment to be given to the penalties and reductions is still pending settlement.

Pledge of Class A shares. In accordance with the concession, the 51% stake we own in Edenor was pledged to the Argentine Government to secure the obligations arising from the concession. The Adjustment Agreement extended the pledge to secure the obligations under such agreement as well. The Argentine Government may foreclose on its pledge over the Class A shares and sell them in a public bidding process if certain situations occur (see “Item 3.Risk Factors–Risks Relating to the Energy Distribution Business– The Argentine Government could foreclose on its pledge over Edenor’s Class A shares under certain circumstances, which could have a material adverse effect on our business and financial condition”).

Revocation of concession. The Argentine Government has the right to revoke the concession if Edenor enters into bankruptcy and if the Argentine Government decides that it shall not continue rendering services, in which case all of its assets will be transferred to a new state‑owned company that will be sold through an international public bidding process. At the conclusion of this bidding process, the purchase price will be delivered to the bankruptcy court in favor of Edenor’s creditors, net any debt owed by Edenor to the Argentine Government, and any residual proceeds will be distributed to Edenor’s shareholders.

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

•         Edenor’s regulated distribution margin, which is known as the value‑added for distribution or VAD; and

•         any taxes imposed by the Province of Buenos Aires or the City of Buenos Aires, which may differ in each jurisdiction.

Certain large users are eligible to purchase their energy needs directly from generators in the WEM and acquire from Edenor only the service of delivering that electricity to them. As a result, Edenor’s tariffs for these large users (known as “wheeling charges”) do not include charges for energy purchases. Accordingly, wheeling charges consist of the fixed charge for recognized energy losses (determined by reference to a fixed percentage of energy and power capacity for each respective voltage level set forth in Edenor’s concession) and Edenor’s distribution margin. As a result, although the amounts billed to wheeling system customers are relatively lower than those billed to other large users, namely industrial users, the distribution margin on sales to wheeling system customers is similar to that of other large users because Edenor does not incur the corresponding cost of electric power purchases related to those sales.

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

Edenor’s concession authorizes it to charge VAD for its services to cover its operating expenses, taxes and amortization expenses and to provide Edenor with an adequate return on its asset base. Edenor’s concession originally contemplated a fixed distribution margin for each tariff parameter with semi-annual adjustments based on variations in the U.S. wholesale price and U.S. consumer price indexes. However, the Public Emergency Law, enacted in January 2002, among other measures, revoked all adjustment clauses in U.S. Dollars or other foreign currencies and indexation clauses. As a result, the adjustment provisions contained in Edenor’s concession were no longer in force and, from January 2002 through February 2007, Edenor was required to charge the same fixed distribution margin in Pesos established in 2002, without any type of currency or inflation adjustment.

On September 21, 2005, Edenor entered into the Acta Acuerdo sobre la Adecuación del Contrato de Concesión del Servicio Público de Distribución y Comercialización de Energía Eléctrica (the “Adjustment Agreement”). The ratification of the Adjustment Agreement by the Argentine Government was completed in January 2007. The following are the key provisions of the Adjustment Agreement, which are described elsewhere in this annual report:

•         a cost adjustment mechanism (the “CMM”), pursuant to which Edenor’s distribution costs were reviewed semiannually (or, under certain circumstances, more often) and adjusted if deemed appropriate by the ENRE to cover increases in Edenor’s distribution costs;

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

•         Edenor’s obligation to apply a social tariff regime for low-income customers, which regime would be defined in the context of the RTI; and

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

The Adjustment Agreement also contemplated the CMM for the transitional period during which the RTI process was being conducted. The CMM required the ENRE to review Edenor’s actual distribution costs every six months (in May and November of each year). If the variation between Edenor’s actual distribution costs and Edenor’s recognized distribution costs (as adjusted by any subsequent CMM) was 5% or more, the ENRE was required to adjust Edenor’s distribution margin to reflect Edenor’s actual distribution cost base. Edenor would also request that the CMM be applied at any time that the variation between Edenor’s actual distribution costs and Edenor’s then recognized distribution costs was 10% or more. On January 30, 2007, in addition to formally approving Edenor’s tariff schedule reflecting the 28% increase provided by the Adjustment Agreement, the ENRE applied the CMM retroactively in each of May and November 2006, which resulted in an additional 8.032% increase in Edenor’s distribution margins effective May 1, 2006. This increase, when compounded with the 28% increase granted under the Adjustment Agreement, resulted in an overall 38.3% increase in Edenor’s distribution margins.

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

Edenor requested several additional increases under the CMM since May 2008, all of which were recognized by ENRE pursuant to SE Resolution No.250/2013 and Resolution No. SE 32/2015 with retroactive effect from May 2008.

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

As from February 1, 2015, pursuant to Resolution No. 32/15 of the SE, the PUREE funds were considered as part of Edenor’s income on account of the future RTI. Edenor offset the debts for PUREE with claims arising from the calculation of CMM up to January 31, 2016, including the application of interest that could correspond to both concepts.

On December 16, 2015, the Macri administration declared a state of emergency of the national electricity system that will remained in effect until December 31, 2017. The state of emergency allowed the Argentine Government to take actions designed to guarantee the supply of electricity.

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

In relation to the new tariff schedule and charges, the ENRE established a VAD increase in three stages, including an initial maximum increase of 42% applicable as from February 1, 2017, and two subsequent increases in November 2017 (19%) and February 2018 (17%). In addition, the ENRE shall acknowledge to Edenor the difference in VAD resulting from the application of the gradual tariff increase recognized by the RTI in 48 installments as from February 1, 2018, which will be incorporated to the VAD value on such date. Furthermore, the fixed charge corresponding to Resolution No. 347/12 was set aside.

In May 2017, Law No. 27,351 was passed, which guarantees the permanent and free supply of electricity to those individuals who qualify as dependent on power for health reasons to avoid risks to their lives or health. The law states that the account holder of the service or someone who lives with a person that is registered with the “Registry of Electricity Dependent for Reasons of Health” will be exempt from the payment of any and all connection fees and will benefit from a special free of charge tariff treatment for the electric power supply service.

In July 2017, the ENRE issued Resolution No. 292 stating that those discounts are to be made as from the effective date of the law, and instructed CAMMESA to implement those discounts in its billing to the distribution companies.

According to Decree No. 740 of the Argentine Government, dated September 20, 2017, the ME&M will be the enforcement authority of Law No. 27,351, while the Ministry of Health will be responsible for determining the minimum conditions necessary to qualify for the “Registry of Electricity Dependent for Reasons of Health” (“RECS”).

In September, 2017, the Ministry of Health issued Resolution No. 1,538-E/17, which created the RECS, within the purview of the Ministry of Health, under the authority of the Under Secretariat for the Management of Health Care Services.

On October 31, 2017, the ENRE announced by means of Note No 128.399, in accordance with to the proceedings carried out by the ME&M, the decision to postpone to December 1 the application of the CPD increase provided for in the RTI for November 1, 2017, as well as the application of the CPD update which had to be made in August 2017.

Due to the deferral of the CPD increases, the ENRE announced by means of Resolution No. 603/17 a new tariff schedule to be applied to the December 2017 through January 2018 period, to be offset by means of a retroactive adjustment and the not granted CPD’s updates and application mentioned before.

On January 31, 2018, the ENRE through Resolution No. 33/18 approved the new tariff schedule which included the new prices to be applied in the WEM as from February 1, 2018. The power output reference price was maintained at 3,157 Ps./Mw per month and at 1,329 Ps./MWh (off-peak prices) for the stabilized reference price of energy that is applied to customers with consumption over 300 kw power output and in 1,029Ps./MWh for the other customers.

Furthermore, such resolution approved the new CPD adjustments (last stage of 17% according to Resolution No 63/17, the inflation adjustment of 11.9% for the period of July through December 2017 and a stimulus factor “E” of negative 2.51%) and determined the deferred income to be recovered in 48 instalments for a total amount of Ps. 6,343.4 million. Additionally, it reported that the value of the average tariff had reached Ps. 2.4627 / KWh.

The following table sets forth the relative weight Edenor’s distribution margin in its average tariffs per category of customer (other than wheeling system, public lighting and shantytown customers) in Edenor’s concession area at the dates indicated. Although the VAD and electric power purchases per category of customer are the same, Edenor is subject to different taxes in the Province of Buenos Aires and the City of Buenos Aires.

Tariff[1]	VAD									
	November 2001	January 2005	February 2007	October 2008	Res.1301 2011[2]	Res. 1 2016	Res. 92/17 Feb. 2017	Res. 92/17 Mar. 2017	Res. 603/17 Dic. 2017	Res. 33/18 Jan. 2018
Residential										
TIRI (0-300)	49.40%	44.50%	44.50%	44.69%	11.26%	30,63%	26,60%	19,07%	18,10%	18,23%
TIRI2 (301-650)	36.20%	33.00%	33.00%	30.81%	4.80%	15,40%	23,49%	16,54%	15,20%	15,31%
TIR# (651-800)				32.08%	4.55%	14,48%	26,66%	19,15%	17,74%	17,73%
TIR4 (801-900)				31.63%	4.32%	13,91%	29,46%	21,55%	20,08%	19,98%
TIR5 (90-1000)				32.75%	4.35%	14,04%	33,25%	24,91%	23,42%	23,20%
TIR6 (1001-1200)				26.29%	4.19%	15,98%	37,51%	28,95%	27,52%	27,09%
TIR 7 (1201-1400)				27.18%	3.98%	15,25%	41,21%	32,64%	32,80%	34,80%
TIR8 (1401-2800)				25.94%	4.81%	17,83%	45,69%	37,36%	40,50%	42,35%
TIR9 (> 2800)				22.50%	3.84%	14,81%	46,83%	38,62%	39,94%	40,79%
Commercial - small demands										
TIG1	55.10%	40.00%	47.80%	48.76%	21.91%	53,18%	53,79%	45,89%	48,82%	47,19%
TIG2	53.60%	31.10%	43.60%	42.39%	15.97%	41,52%	52,94%	44,89%	47,86%	46,18%
TIG3				37.40%	9.13%	24,24%	52,74%	44,65%	47,54%	45,92%
Commercial - medium demand										
T2	43.30%	27.90%	35.50%	38.03%	16.03%	44,80%	74,36%	74,36%	43,55%	43,41%
Industrial										
T3 low voltage below 300kw	44.20%	26.50%	34.30%	37.86%	15.37%	43,74%	46,90%	37,97%	39,76%	39,59%
T3 low voltage over 300kw	42.60%	24.50%	32.10%	27.09%	11.99%	22,80%	23,80%	23,52%	27,24%	29,40%
T3 medium voltage below 300kw	29.30%	14.10%	19.70%	25.25%	8.46%	30,72%	30,38%	22,08%	23,59%	23,43%
T3 medium volgate over 300kw	27.30%	12.30%	17.50%	17.71%	7.09%	14,50%	13,19%	13,00%	15,44%	17,13%
Average Tariff	41.20%	28.50%	33.90%	33.16%	9.57%	28,33%	39,08%	32,46%	32,18%	32,41%

Tariff[1]	November 2001	January 2005	February 2007	October 2008	Res.1301 2011[2]	Res. 1 2016	Res.92/17 Feb. 2017	Res.92/17 Mar. 2017	Res. 603/17 Dic. 2017	Res. 33/18 Jan. 2018
	Average Taxes									
Residential										
TIRI (0-300)	28.70%	28.70%	28.70%	28.70%	28.70%	28,70%	28,70%	28,70%	28,70%	28,70%
TIRI2 (301-650)	29.20%	29.20%	29.20%	29.23%	29.23%	29,23%	29,23%	29,23%	29,23%	29,23%
TIR# (651-800)				29.23%	29.23%	29,23%	29,23%	29,23%	29,23%	29,23%
TIR4 (801-900)				29.23%	29.23%	29,23%	29,23%	29,23%	29,23%	29,23%
TIR5 (90-1000)				29.23%	29.23%	29,23%	29,23%	29,23%	29,23%	29,23%
TIR6 (1001-1200)				29.23%	29.23%	29,23%	29,23%	29,23%	29,23%	29,23%
TIR 7 (1201-1400)				29.23%	29.23%	29,23%	29,23%	29,23%	29,23%	29,23%
TIR8 (1401-2800)				29.23%	29.23%	29,23%	29,23%	29,23%	29,23%	29,23%
TIR9 (> 2800)				29.23%	29.23%	29,23%	29,23%	29,23%	29,23%	29,23%
Commercial - small demands										
TIG1	25.70%	25.70%	25.70%	25.68%	25.68%	25,68%	25,68%	25,68%	25,68%	25,68%
TIG2	25.60%	25.60%	25.60%	25.64%	25.64%	25,64%	25,64%	25,64%	25,64%	25,64%
TIG3				25.63%	25.63%	25,63%	25,63%	25,63%	25,63%	25,63%
Commercial - medium demand										
T2	25.60%	25.60%	25.60%	25.63%	25.63%	25,63%	25,63%	25,63%	25,63%	25,63%
Industrial										
T3 low voltage below 300kw	25.70%	25.70%	25.70%	25.66%	25.66%	25,66%	25,66%	25,66%	25,66%	25,66%
T3 low voltage over 300kw	25.60%	25.60%	25.60%	25.62%	25.62%	25,62%	25,62%	25,62%	25,62%	25,62%
T3 medium voltage below 300kw	25.70%	25.70%	25.70%	25.68%	25.68%	25,68%	25,68%	25,68%	25,68%	25,68%
T3 medium volgate over 300kw	25.70%	25.70%	25.70%	25.69%	25.69%	25,69%	25,69%	25,69%	25,69%	25,69%
Average Tariff	27.20%	27.20%	27.20%	27.24%	27.24%	27,24%	27,24%	27,24%	27,24%	27,24%

Tariff[1]	Electric Power Purchases									
	November 2001	January 2005	February 2007	October 2008	Res.1301 2011[2]	Res. 1 2016	Res. 92/17 Feb. 2017	Res. 92/17 Mar. 2017	Res. 603/17 Dic. 2017	Res. 33/18 Jan. 2018
Residential										
TIRI (0-300)	21.90%	26.80%	26.80%	26.61%	60.00%	40,65%	44,71%	52,23%	53,20%	53,07%
TIRI2 (301-650)	34.60%	37.80%	37.80%	39.95%	65.91%	55,33%	47,28%	54,23%	55,57%	55,45%
TIR# (651-800)				38.68%	66.15%	56,23%	44,11%	51,61%	53,02%	53,04%
TIR4 (801-900)				39.13%	66.39%	56,81%	41,30%	49,22%	50,68%	50,78%
TIR5 (90-1000)				38.02%	66.37%	56,69%	37,51%	45,86%	47,34%	47,56%
TIR6 (1001-1200)				44.48%	66.51%	54,73%	33,26%	41,81%	43,25%	43,67%
TIR 7 (1201-1400)				43.59%	66.73%	55,47%	29,55%	38,13%	37,96%	35,96%
TIR8 (1401-2800)				44.83%	65.89%	52,88%	25,08%	33,40%	30,27%	28,41%
TIR9 (> 2800)				48.26%	66.88%	55,92%	23,93%	32,15%	30,83%	29,98%
Commercial - small demands										
TIG1	19.20%	34.30%	26.50%	25.55%	52.34%	21,11%	20,53%	28,43%	25,50%	27,13%
TIG2	20.70%	43.20%	30.70%	31.97%	58.29%	32,79%	21,42%	29,47%	26,50%	28,19%
TIG3				37.57%	65.12%	48,04%	21,63%	29,71%	26,82%	28,44%
Commercial - medium demand										
T2	31.00%	46.40%	38.90%	36.34%	58.15%	29,47%	0,18%	0,29%	30,81%	30,95%
Industrial										
T3 low voltage below 300kw	30.10%	47.80%	40.10%	36.48%	58,84	30,53%	27,44%	36,36%	34,58%	34,75%
T3 low voltage over 300kw	31.80%	49.90%	42.30%	47.29%	62,29	51,55%	50,58%	50,86%	47,14%	44,99%
T3 medium voltage below 300kw	45.00%	60.30%	54.60%	49.06%	65,73	43,51%	43,94%	52,24%	50,73%	50,88%
T3 medium volgate over 300kw	47.00%	62.00%	56.80%	56.60%	67,11	59,77%	61,11%	61,31%	58,87%	57,18%
Average Tariff	31.50%	44.20%	38.90%	39.60%	63.10%	44,38%	33,69%	40,30%	40,58%	40,35%

______________________

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

(2)         On November 7, 2011, the SE issued Resolution No. 1,301/11, which established the summer scheduling, eliminating government grants to certain economic activities, which, in accordance with the provisions of the Resolution, are in conditions to pay the actual cost that needs to be incurred for being supplied with their demand of electricity. The removal of government grants has been extended to residential customers, who were classified by geographical areas and type of residence. The modification related only to electricity purchase prices in the Wholesale Electricity Market, for which reason the Company’s VAD (value added for distribution) remained almost unchanged.

Customers. As of December 31, 2017, Edenor served 2,950,329 customers. Edenor defines a “customer” as one meter. Edenor classifies its customers pursuant to the following tariff categories:

•         Residential (T1-R1 to T1-R7): residential customers whose peak capacity demand is less than 10kW. In 2017, this category accounted for approximately 42.5% of Edenor’s electricity sales.

•         Small commercial (T1-G1 and T1-G3): commercial customers whose peak capacity demand is less than 10kW. In 2017, this category accounted for approximately 8.2% of Edenor’s electricity sales.

•         Medium commercial (T2): commercial customers whose peak capacity demand is equal to or greater than 10kW but less than 50kW. In 2017, this category accounted for approximately 8.2% of Edenor’s electricity sales.

•         Industrial (T3): industrial commercial customers whose peak capacity demand is equal to or greater than 50kW. This category is applied to high-demand customers according to the voltage at which each customer is connected. The voltage ranges included in this category are the following: (i) Low Voltage (LV): voltage less than or equal to 1 kV; (ii) Medium Voltage (MV): voltage greater than 1kV but less than 66 kV; and (iii) High Voltage (HV): voltage equal to or greater than 66kV. In 2017, this category accounted for approximately 17.1% of Edenor’s electricity sales. This category does not include customers who purchase their electricity requirements directly through the WEM under the wheeling system.

•         Wheeling System: large users who purchase their electricity requirements directly from generation or broker companies through the WEM. As of December 31, 2017, the total number of such large users was 704, and in 2017 this category represented approximately 18.4% of Edenor´s electricity sales.

•         Others: public lighting (T1-PL) and shantytown customers whose peak capacity demand is less than 10kW. In 2017, this category accounted for approximately 5.5% of Edenor’s electricity sales.

Edenor strives to maintain an accurate categorization of its customers in order to charge the appropriate tariff to each customer. In particular, Edenor focuses on its residential tariff categorizations to both minimize the number of commercial and industrial customers who are classified as residential customers and to identify residential customers whose peak capacity demand exceeds 10kW and which, therefore, do not qualify as residential users.

Shantytowns. In accordance with the terms of its concession and given the nature of public service that the distribution of electricity is granted under Argentine law, Edenor is required to supply electricity to all users within the concession area, including low-income areas and shantytowns located within its service area. In October 2003, Edenor, Edesur and Edelap entered into a framework agreement (the “Framework Agreement”) with the Argentine Government and the Province of Buenos Aires to regulate their supply to low-income areas and shantytowns. Under this agreement, Edenor has the right to receive compensation for the services provided to shantytowns from funds collected from residents of each relevant shantytown, the Municipality in which it is located and, if there is a shortfall, by a special fund sponsored by the Argentine Government and the Government of the Province of Buenos Aires. The Argentine Government contributes an amount equal to 21%, and the Province of Buenos Aires contributes an amount equal to 15.5%, of such compensation, net of taxes, paid by those customers with payment problems and meter irregularities that is transferred to distributors as compensation.

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

On May and July, 2016, Edenor received payments for U.S.$11.4 million and U.S.$53.5 million, respectively, from the provincial and the Argentine Governments corresponding to the 2014 period.

On August 3, 2017, the Framework Agreement was extended through September 30, 2017. The signing of the agreement mentioned above represented the recognition of revenue relating to the distribution of electricity to low-income areas and shantytowns for the January 1, 2015 - September 30, 2017 period for an amount of U.S.$ 268.1 million. On October 23, 2017, Edenor received a payment from the Argentine Government for U.S.$ 122.6 million.

Given that, as of the date of this annual report the approval of the new Framework Agreement for the period of October 1, 2017 through December 31, 2017, by the Argentine Government and the Government of the Province of Buenos Aires was pending, no additional revenue in connection with compensation for service provided to shantytowns has been recognized, which as of December 31, 2017, totaled Ps. 40.8 million.

As of December 31, 2017, 2016 and 2015, receivable balances with the Argentine Government and the Government of the Province of Buenos Aires amounted to Ps. 156.4 million, Ps.10.9 million and Ps.73.1 million, respectively.

Energy losses. Energy losses are equivalent to the difference between energy purchased and energy sold, and may be classified as technical or non-technical losses. Technical losses represent the energy that is lost during transmission and distribution within the network as a consequence of natural heating of the conductors that transmit electricity from the generating plants to the customers. Non-technical losses are primarily due to illegal use of Edenor’s services and technical errors. Energy losses require Edenor to purchase additional electricity to satisfy demand and its concession allows Edenor to recover from its customers the cost of these purchases up to a loss factor specified in the concession for each tariff category. The average loss factor under Edenor’s concession is 10%.

The following table illustrates Edenor’s estimation of the approximate breakdown between technical and non-technical energy losses experienced in its service area since 2007. Non-technical losses increased in 2017 following the establishment of the new tariff structure pursuant to Resolution No 63/2017 of the ENRE.

Our Oil and Gas Business

Exploration and Production

This segment is key to our integration. Our strategy is to develop profitable oil and gas reserves with social and environmental responsibility. In this segment, we are focused on three main objectives:

o    development and monetization of non-conventional gas reserves;

o    exploration for reserves replacement; and

o    optimization of operations and existing infrastructure as leverage for new projects.

As is usual in the oil and gas exploration and production business, we participate in exploration and production activities in conjunction with joint operation partners. Contractual arrangements among participants in a joint operation are usually governed by an operating agreement, which provides those costs, entitlements to production and liabilities are to be shared according to each party’s interest in the joint operation. One party to the joint operation is usually appointed as operator and is responsible for conducting the operations under the overall supervision and control of an operating committee that consists of representatives of each party to the joint operations. While operating agreements generally provide for liabilities to be borne by the participants according to their respective interest, licenses issued by the relevant governmental authority generally provide that participants in joint operations are jointly and severally liable for their obligations to the relevant governmental authority pursuant to the applicable license. In addition to their interest in field production, contractual operators are generally paid their indirect administrative expenses on a monthly basis by their partners in proportion to their participation in the relevant field.

The integration of our oil and gas exploration and production business segment with our petrochemicals business segment enables us to process a large part of our crude oil production in Argentina. In addition, in Argentina our oil and gas exploration and production business segment supplies gas to our petrochemical and energy operations.

We are engaged in the oil and gas business directly and through investments in Oldelval, OCP and minor interests in four productive blocks in Venezuela, through mixed companies (Empresas Mixtas, corporations whose majority shareholder is a subsidiary of PDVSA, Corporación Venezolana de Petróleo S.A. (class A shares), which are controlled by the Bolivarian Republic of Venezuela, and in which we own a minority interest (class B shares)). As of December 31, 2017, which includes also our former subsidiary PELSA and 100% interest in the Jaguel de los Machos and Medanito S.E. blocks:

•         our combined crude oil and natural gas proved reserves were 167.1 million barrels of oil equivalent, 64% of which were proved developed reserves. Natural gas accounted for approximately 75% of our combined proved reserves and liquid hydrocarbons for 25%. The sale of our interest in the Medanito S.E., Jaguel de los Machos and PELSA blocks to Vista, caused a reduction of 42,0 million barrels of oil equivalent in our proved reserves. Natural gas accounted for approximately 34% of the reduction and liquid hydrocarbons for 66%. The 83% were proved developed reserves and the balance proved undeveloped, see “—Recent Developments—Sale of Certain Oil and Gas Assets to Vista”.

•         our combined oil and gas production in Argentina averaged 66.6 barrels of oil equivalent per day, including unconsolidated investees. Our production (including our share in the production of foreign assets), averaged 70.9 barrels of oil equivalent per day. Crude oil accounted for approximately 23.5 barrels of oil equivalent per day, while natural gas accounted for approximately 284.5 million standard cubic feet per day, or 47.4 barrels of oil equivalent per day based on a measure of conversion of 6,000 cubic feet of gas per barrel of oil equivalent. As a result of the sale of the interests mentioned above to Vista, our production suffered a reduction of 20.8 barrels of oil equivalent per day. Natural gas accounted approximately for 29% of the reduction and liquid hydrocarbons for 71%, see “—Recent Developments—Sale of Certain Oil and Gas Assets to Vista”.

Our oil and gas business segment recorded Ps.10,641 million in revenue from continuing operations and operating profit from continuing operations for Ps.4,376 million as of December 31, 2017.

The amounts corresponding to Pampa’s oil and gas business segment, from discontinued operations were Ps.5,972 million in revenue and operating profit for Ps.1,000 million for the year ended December 31, 2017. For more information, see “—Recent Developments—Sale of Certain Oil and Gas Assets to Vista” and Note 1.5 to the Consolidated Financial Statements.

During 2017, according to the ME&M, oil production in Argentina averaged 479,299 barrels per day, decreasing by 6.4 % compared to 2016, and gas production decreased by 0.9% and stood at 4.3 billion cubic feet per day.

In December 2017, according to the ME&M, our consolidated oil and gas production (i.e. including our discontinued operations) accounted for approximately 4% and 5% of total oil production and gas production in Argentina, respectively, and positioned us as the fourth producer of oil and gas in the country.

Key Information Relating to Oil and Gas

As of December 31, 2017, we had interests in 28 areas, joint operations (UTs) and agreements: 20 oil and gas production areas (16 in Argentina and 4 outside of Argentina) and 8 exploration blocks located within exploration areas or pending authorization for production (all of them located in Argentina). As of December 31, 2017, we were directly or indirectly the contractual operator of 10 of the 28 blocks in which we had an interest.

Acreage

As of December 31, 2017, our total production and exploration acreage, both gross and net, was as follows. The table includes the total production and exploration acreage by us and our subsidiaries, joint operations and associates.

	Acreage (*)
	Production (1)(2)		Exploration (2)
	Gross	Net (3)	Gross	Net (3)
	(in thousands of acres)
Argentina	1.473	702	639	278
Venezuela	485	126	-	-

Total	1.958	828	639	278

(1) Includes all areas in which we produce commercial quantities of oil and gas or areas in the development stage.

(2) The sale of the interest in the Medanito. Jaguel de los Machos and PELSA blocks to Vista reduced the production acreage by 471 gross and 381 net acres.

(3)  Includes all areas in which we are allowed to perform exploration activities but where commercial quantities of oil and gas are not produced, plus areas that are not in the development stage.
(4) Represents our fractional ownership working interest in the gross acreage.
(*) In Estación Fernández Oro and Anticlinal Campamento areas the acreage of the drainage radius of the drilled wells is considered.

Pampa and PELSA shared the areas of Entre Lomas, Bajada del Palo and Agua Amarga. The consolidation of gross acreage was adjusted to avoid double counting.

Productive Wells

 As of December 31, 2017, our total gross and net productive wells, by geographic area were as follows. The table includes the total gross and net productive wells by us and our subsidiaries, joint operations and associates.

	Oil		Gas		Total (3)
	Gross (1)	Net (2)	Gross (1)	Net (2)	Gross (1)	Net (2)

Argentina (4)	1,513	595	437	181	1,950	776
Venezuela	35	9	0	0	35	9

Total	1,548	604	437	181	1,985	785

(1) Refers to number of wells completed.

(2) Refers to fractional ownership working interest in gross productive wells.

(3) Includes Oil and Gas productive wells.

(4) The sale of the interests in the Medanito, Jaguel de los Machos and PELSA blocks to Vista reduced the Oil wells by 607 gross and 23 net and the Gas wells by 38 gross and 1 net.

Drilling Activities

 In 2017, we carried out investment plans aligned with our reserves replacement and production goals, as a means to achieve sustainable growth.

The following table sets forth the number of total wells we drilled in Argentina and outside Argentina and the results for the relevant periods.

A development well, for purposes of the following table, is one that justifies the installation of permanent equipment for the production of oil or gas. A well is deemed to be a dry well if it is determined to be incapable of commercial production. “Gross wells drilled” in the table below refers to the number of wells completed during each fiscal year, regardless of the spud date, and “net wells drilled” relates to our fractional ownership working interest in wells drilled. This table includes wells drilled by us, joint operations and associates (includes our discontinued operations).

	Year ended December 31,
	2017		2016		2016
	Argentina	Venezuela	Argentina	Venezuela	Argentina	Venezuela
Gross wells drilled:
Production:
Development wells:
Oil	35	-	20	-	-	-
Gas	36	-	28	-	65	-
Dry wells	1	-	-	-	2	-
Total	72	-	48	-	67	-

Exploration:
Discovery wells:
Oil	2	-	1	-	-	-
Gas	1	-	1	-	-	-
Dry wells	-	-	1	-	-	-
Total	3	-	3	-		-

Net wells drilled:
Production:
Development wells:
Oil	19	-	10	-	-	-
Gas	21	-	16	-	32	-
Dry wells	1	-	-	-	1	-
Total	41	-	26	-	33	-

Exploration:
Discovery wells:
Oil	1	-	0	-	-	-
Gas	0	-	1	-	-	-
Dry wells	-	-	1	-	-	-
Total	1	-	2	-	-	-

In 2017, we continued with the development of our investment plan focusing on the activity and development of tight gas reserves in the areas of Rincon del Mangrullo, El Mangrullo, Sierra Chata and Rio Neuquén. Our investment plan included the drilling of 72 producing and injector’s wells and the workover of 71 wells.

In the Neuquén Basin, Pampa concentrated its natural gas drilling activity in the Rincón del Mangrullo and El Mangrullo with 19 and 7 producing wells, respectively, and the remaining 10 drilled in Sierra Chata, Río Neuquén and Bajada del Palo areas. Thirty-five producing and injector wells were drilled in oil blocks, mainly in the areas of Gobernador Ayala, Medanito-Jagüel de los Machos, all of them in the Neuquén Basin. In 2017, we preformed 71 well repairs, mainly in oil blocks, 35 of which were carried out in the San Jorge Gulf Basin, in the El Tordillo area, and the rest in different areas of the Neuquen basin.

Production

The following table sets forth our oil and gas production during 2017. Production figures represent our working interest in production (and are therefore net to us). In addition, the table includes our working interest in each field, operator and the expiration date of the concessions, in each case as of December 31, 2017. Although some of these concessions may be extended at their expiration, the expiration dates set forth below do not include any extensions not granted as of the date of this annual report.

Argentina
			2017 Production
Production Areas	Location	Basin	Oil (1)	Gas (2)	Oil Equivalent (3)	Operator	Direct and Indirect Interest	Expiration
El Mangrullo	Neuquén	NQN	21	31,881	5,334	Pampa	100.00%	2025
Sierra Chata	Neuquén	NQN	38	8,084	1,386	Pampa	45.55%	2023
25 de Mayo - Medanito S.E.(*)(7)	Río Negro	NQN	1,443	889	1,591	Pampa	100.00%	2026
Jagüel de los Machos(7)	Río Negro	NQN	1,128	2,188	1,493	Pampa	100.00%	2025
Río Neuquén	Neuquén/Río Negro	NQN	234	13,966	2,561	YPF	33.07%/31.42%	2027/2051
Rincon del Mangrullo	Neuquén	NQN	85	31,308	5,303	YPF	50.00%	2052
Estación Fernadez Oro	Neuquén	NQN	4	390	69	Ysur	15.00%	2026(4)
Anticlinal Campamento	Neuquén	NQN	0	194	32	Ysur	15.00%	2026(5)
Río Limay Este (Ex Senillosa)	Neuquén	NQN	-	-	-	Pet. Pampa	85.00%	2040
Aguaragüe	Salta	NOA	100	3,575	696	Tecpetrol	15.00%	2023/2027
Entre Lomas(7)	Neuquén/Río Negro	NQN	1,812	3,454	2,387	PELSA	46.92%	2026(6)
Bajada del Palo(7)	Neuquén	NQN	786	5,808	1,754	PELSA	46.92%	2025(6)
Charco del Palenque - Jarilla Quemada(7)	Neuquén	NQN	193	1,033	365	PELSA	46.92%	2034/2040(6)
El Tordillo	Chubut	CGSJ	1,034	269	1,079	Tecpetrol	35.67%	2027
La Tapera - Puesto Quiroga	Chubut	CGSJ	18	-	18	Tecpetrol	35.67%	2027
Gobernador Ayala	Neuquén	NQN	251	-	251	Pluspetrol	22.51%	2036
Total Argentina			7,146	103,040	24,319

Outside of Argentina
			2017 Production
Production Areas	Location	Basin	Oil (1)	Gas (2)	Oil Equivalent (3)	Operator	Interest	Expiration
La Concepción	Venezuela	Lago Maracaibo	89	-	89	Petrowayu	36.00%	2025
Acema	Venezuela	Oriental	-	-	-	Petrovenbras	34.49%	2025
Oritupano - Leona	Venezuela	Oriental	321	-	321	Petroritupano	22.00%	2025
Mata	Venezuela	Oriental	54	-	54	Petrokariña	34.49%	2025

Total Outside of Argentina			465	-	465

			7,611	103,040	24,784

(1) In thousands of barrels of oilequivalent. Includes LPG.
(2) Gas production represents only marketable production of natural gas excluding flared gas, injected gas and gas consumend in operations. In millions of cubic feet.
(3) In thousands of barrels of oil equivalent. Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per barrel of oil equivalent.
(4) It corresponds to production of 13 wells to 15% in association with Ysur.
(5) It corresponds to production of 9 wells to 15% in association with Ysur.
(6) Production calculated on the basis of our 77.00% direct interest in this company and indirect interest through PELSA.
(7) Discontinued operations
(*) See “Recent Events.”

  The following table sets forth the production of oil and gas in Argentina and outside Argentina for the relevant periods:

	Year ended December 31,
	2017		2016		2015
	Oil (1)	Gas (2)	Oil (1)	Gas (2)	Oil (1)	Gas (2)

Rio Neuquén area in Argentina (3)	234	13,966	165	9,526
El Mangrullo area in Argentina (3)	21	31,881	16	14,726	11	4,719
Rincón del Mangrullo area in Argentina (3)	85	31,308	90	30,295	36	12,825
Other areas in Argentina	6,807	25,885	3,847	12,171	13	1,039
Venezuela (4)	465	-	307	62

Total	7,611	103,040	4,425	66,780	60	18,584

(1) Oil production includes other liquid hydrocarbons. Amounts in thousands of barrels.
(2) Gas production represents only marketable production of natural gas excluding flared gas, injected gas and gas consumed in operations. Amounts in millions of cubic feet.
(3) Río Neuquén, El Mangrullo and Rincon del Mangrullo areas is separately included as it contains more than 15% of our total proved reserves (As 31 December of 2017).
(4) Indirect interests through mixed-ownership companies.

Argentine Oil and Gas Production

We transport our oil and gas production through several methods depending on the infrastructure available and the cost efficiency of the transportation system in a given location. We use the oil pipeline system and oil tankers to transport oil to our customers. Oil is customarily sold through contracts whereby producers are responsible for transporting produced oil from the field to a port for shipping, with all costs and risks associated with transportation borne by the producer. Gas, however, is sold at the delivery point of the gas pipeline system near the field and, therefore, the customer bears all transportation costs and risks associated therewith. Oil and gas transportation in Argentina operates in an “open access” non-discriminatory environment under which producers have equal and open access to the transportation infrastructure. We maintain limited storage capacity at each oil site and at the terminals from which oil is shipped. In the past, such capacity has been sufficient to store oil without reducing production during temporary unavailability of the pipeline systems, for example, due to, maintenance requirements or temporary emergencies.

During 2017, our production was concentrated in three basins: the Neuquén, San Jorge and Noroeste Basins. In Argentina we own 701,000 net acres, and in the Neuquén basin—the most important basin in the country in terms of oil and gas production—we own approximately 600,000 net acres (representing 86% of our total acres). Our most important fields in the Neuquén basin are Rincón del Mangrullo, El Mangrullo, Río Neuquén, Entre Lomas and 25 de Mayo-Medanito S.E. (in the province of Río Negro). As of December 31, 2017, we owned 1,950 productive wells in Argentina.

For the year 2017, our average daily production was 23,523 barrels of crude oil and 284,5 million cubic feet of natural gas, representing an increase of 11,433 barrels of crude oil per day in our production of oil and of 102,0 million cubic feet of natural gas per day in our production of gas in each case as compared to 2016. The significant increase is due to our acquisition of Petrobras Argentina as the information of 2016 reflects the effect of consolidation of Petrobras Argentina as of July 27, 2016 only.

Production Outside Argentina

As of December 31, 2017, approximately 5% of our oil production came from outside Argentina. As of that date of this annual report, we had working interests in four oil and gas production blocks outside Argentina: Oritupano Leona, La Concepción, Acema and Mata in Venezuela (through direct and indirect equity interests in mixed companies, including Petroritupano S.A., Petroven-Bras S.A., Petrowayú S.A. and Petrokariña S.A.).

Venezuela

With the acquisition of Petrobras Argentina, we also acquired four productive blocks in Venezuela through mixed companies, in which the operator is PDVSA.

In 2017, oil and gas production attributable to our operations in Venezuela averaged 1,274 barrels of oil equivalent per day, representing approximately 2% of our daily production

Mixed companies are required to sell all liquid hydrocarbons and the associated natural gas they produce to PDVSA by reference to a price formula that uses international benchmarks such as the price of WTI crude.

As of December 31, 2017, mixed companies must pay the following special taxes: (i) a 3.33% additional royalty on the volume of hydrocarbons extracted under the concession and delivered to PDVSA during the calendar year, and (ii) an amount equivalent to the difference, if any, between (a) 50% of the value of the hydrocarbons extracted under the concession and delivered to PDVSA each calendar year, and (b) the aggregate payments made by the mixed company to Venezuela in connection with activities conducted by the mixed company during such calendar year, such as royalties paid on extracted hydrocarbons (including the additional royalty indicated in the preceding item (i), income tax and any other tax or contribution calculated on the basis of income (either gross or net), and investments in domestic development projects amounting to one percent (1%) of profit before taxes).

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

Given that, as of the date of the Acquisition, the authorizations regarding the change of indirect control by the Government of Venezuela were not obtained, and considering the fact that the contracts of mixed companies provide the mandatory transfer of the shares to said government in these cases, we have determined that the fair value of its investment as of the date of Acquisition is Ps.0.

In relation to the current status of the development and remediation plans for the relevant areas required by the Government of Venezuela, we estimate that the recovery of operating and producing capacity would require investments efforts, in wells and facilities, for approximately U.S.$250 million, which would result, in the current economic environment of Venezuela, in negative discounted cash flows for us.

As of the date of this annual report, we were working on the requirements of the Government of Venezuela in order to obtain the authorizations mentioned above, including the presentation of development and remediation plans for the respective areas.

Ecuador

On October 31, 2008, EcuadorTLC S.A. (our subsidiary), Teikoku Oil Ecuador and Petroecuador, among others, executed a series of amendatory agreements regulating the operation of Block 18 and Palo Azul Unified Field (the “Amendatory Agreements”), while the parties negotiated the migration to a new contract modality.

On July 26, 2010, the Hydrocarbon Law in force in Ecuador was amended to provide for, among others, the obligation to migrate to a new contract modality before November 24, 2010.

The Consortium decided not to accept the final proposal received from the Ecuadorian government to migrate from the original arrangements to service agreements in Block 18 and the Palo Azul Unified Field. Consequently, through a Resolution dated November 25, 2010, the Hydrocarbon Secretary notified EcuadorTLC S.A. of the termination of the participation agreements and instructed Petroamazonas EP to undertake the operational transition process. Until November 25, 2010, our oil production in Ecuador averaged 2,300 barrels per day, accounting for 2.3% of our total average daily production in barrels of oil equivalent.

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

In the absence of further action by the Ecuadorian government, on December 9, 2011, EcuadorTLC S.A served a notice on the Ecuadorian government informing it of the existence of a dispute under the terms of the Treaty for the Promotion and Reciprocal Protection of Investments previously entered into between Argentina and Ecuador. Under the treaty, this implies the opening of a negotiation period prior to possible arbitration to seek enforcement of the provisions of the Amendatory Agreements.

On June 21, 2013, unable to reach an agreement with the Ecuadorian Government, EcuadorTLC SA, Cayman International Exploration Company and Teikoku Oil Ecuador, members of the consortium, submitted a letter of notification of a dispute under the terms of the Amendatory Agreements to the Ecuadorian State, stating their decision to submit the dispute to international arbitration under the arbitration Rules of the UNCITRAL, which arbitration commenced on February 26, 2014. The Ecuadorean Goverment submitted its answer to the complaint and its objections to the jurisdiction of the arbitral tribunal on March 21, 2016. The members of the consortium submitted their answer to the defendant’s arguments by May 12, 2016.

In January 2017, hearings were held for five days. Prior to the issuance of the arbitral tribunal award, the parties filed their initial replies on March 31, 2017 and jointly filed the second set of replies to the counterparty's allegations on May 5, 2017.

EcuadorTLC’s participation in the Bloque 18 Consortium is 30% and the final award by the arbitration tribunal corresponding to EcuadorTLC stake, amounted to U.S.$176 million (the “Final Award”).

On March 19, 2018, the Republic of Ecuador and the Plaintiff Parties executed an agreement (the “Arbitration Settlement”) pursuant to which the Plaintiff Parties will not pursue the collection of the Final Award, in exchange for a compensation for general damages, and for EcuadorTLC comprises (i) a release from fiscal and labor claims currently in the trial stage, amounting to more than U.S.$100 million, and (ii) an additional compensation of U.S.$68 million to be paid by the end of first half of 2018 (including the recovery of granted guarantees). Furthermore, we estimate that the Arbitration Settlement will generate an approximate net reporting profit of U.S.$40 million.

Crude Oil Transportation Agreement with OCP

Starting on November 10, 2003, EcuadorTLC S.A., entered into a “ship or pay” agreement with OCP, whereby it secured an oil transportation capacity of 80,000 barrels per day for a 15-year term (the “Agreement with OCP”)

Under the Agreement with OCP, EcuadorTLC S.A. must comply with its contractual obligations for the aggregate committed capacity, regardless of the amount of crude oil actually transported, and pay a rate that covers OCPs operating costs and financial services, among other items.

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

As of December 31, 2017, current and non-current liabilities for the net transport capacity hired from OCP amounted to Ps. 389 million and. Assumptions used for provisions calculation mainly include the estimate of the applicable rate and the transport capacity used by third parties. The discount rates used in the measurement consider the type of liability, the business segment and the country where transactions are conducted. In estimating liabilities as of December 31, 2017, as a result of assumptions revision, we recorded a gain of Ps.150 million. We must maintain letters of credit to ensure compliance with financial commitments under the Ship or Pay agreement with OCP and commitments related to OCP trade payables. The letters of credit, which will finally expire in December 2018, will be gradually released as commitments extinguish.

In January 2018, EcuadorTLC assigned to Petrobras Energía Operaciones S.A. (“PEO”) a transportation capacity of 10,000 barrels per day. As a result, EcuadorTLC will pay to PEO U.S.$ 2.9 million so that PEO may cancel the commitments associated with the transportation capacity. us.

In January 2018, PEO declared the Equity Expropriation Event, whereby, under certain circumstances stipulated in the agreement, we, in our capacity as guarantor, will bear the payments for the capital charges associated with the assigned transportation capacity.

In April 2018, EcuadorTLC assigned to Trenerec SA (a subsidiary company in Ecuador) the remaining transportation capacity of 70,000 barrels per day held with OCP. Additionally, EcuadorTLC assigned to Trenerec S.A. the rights and obligations held under the agreement entered into with Petroecuador by which Trenerec will be able to sell to Petroecuador transportation capacity for 70,000 barrels per day.

We must hold collaterals to ensure compliance with the financial commitments under the ship or pay transport contract with OCP and the commitments related to OCP trade payables. The collaterals, due in December 2018, will be gradually released in the same proportion as those commitments become extinguished. As of December 31, 2017, we held collaterals for approximately U.S.$23.13 million.

Costs, Sales and Price

Production Cost, Royalties and Depreciation

The following table sets forth our average production cost, royalties and depreciation cost in our oil and gas fields in each geographic area for the fiscal years ended December 31, 2017, 2016 and 2015. This table includes our net share of production of by us, joint operations and associates (including our discontinued operations).

	Year ended December 31,
	2017 (2)	2016	2015

	(in Pesos per barrel of oil equivalent)
Argentina:
Production cost	223	172	47
Royalties	89	70	68
Depreciation	148	141	156

Total	460	383	271

Venezuela(1):
Production cost	2,078	14,375	-
Royalties	177	241	-
Depreciation	422	365	-

Total	2,677	14,981	-

(1) Amounts are translated into Argentine Pesos at historic exchange rates, using an annual average exchange rate.

(2) The amount corresponding to discontinued operations were Ps. 4,840 million in sales.

 Sales

The following table sets forth sales for the oil and gas exploration and production business segment, by geographical area for the fiscal years ended December 31, 2017, 2016 and 2015:

	Year ended December 31,
Sales	2017	2016	2015	2014
	(in millions of Pesos)

Oil	8,595	3,012	35	22
Gas	6,836	4,829	909	335
Others	654	194	-	-
Total Sales in Argentina	16,085	8,035	943	357

Oil	346	229	-	-
Gas	-	2	-	-
Total Sales Outside Argentina	346	232	-	-

Total	16,431(1)	8,267	943	357

(1) The amount corresponding to discontinued operations were Ps. 5,444 million in sales.

For the year ended of December 31, 2017, the Natural Gas Stimulus Program and the Programa de Estímulo a la Inyección Excedente de Gas Natural (“Natural Gas Surplus Injection Stimulus Program”) reached Ps. 2,340 million, representing an increase of 14.87% compared to 2016 (Ps. 2,037 million).

The following table sets forth the average sales price per barrel of oil and per million cubic feet of gas for each geographic area for the fiscal years ended December 31, 2017, 2016 and 2015.

	Year ended December 31,
Average price of sale for barrel of Oil and for million cubic feet of Gas	2017	2016	2015	2014

Argentina:
Oil (In Pesos per barrel of Oil)	1,168	874	590	371
Gas (In Pesos per thousand cubic feet)	66	67	46	41

Venezuela (1):
Oil (In Pesos per barrel of Oil)	744	726	-	-

(1) Amounts are translated into Argentine Pesos at historic exchange rates, using an annual average. (2) Amounts are translated into Argentine Pesos at historic exchange rates, using a monthly average

 Delivery commitments

We are committed to providing fixed and determinable quantities of crude oil and natural gas in the near future under a variety of contractual arrangements.

As of December 31, 2017, we were contractually committed to deliver approximately 1,200 MMm3 of natural gas in 2018. According to our estimates as of December 31, 2017, our contractual delivery commitments which do not extend beyond 2018, could be met with our own production and, if necessary, with purchases from third parties.

Exploration

Our strategy is focused on constantly searching for new exploration opportunities aligned with our growth targets. In Argentina, we own substantial acreage containing undeveloped reservoirs of non-conventional energy sources, including both tight and shale gas in the Neuquén basin.

The following table lists our exploration blocks, joint operations and permits in Argentina as of December 31, 2017, the location and basin of each area, our net working interest and the expiration date for the exploration authorization.

Argentina

Blocks/UTE	Location	Basin	Operator	Interest	Expiration
Parva Negra Este	Neuquen	NQN	Pampa	42,50%	2018	(1)
Chirete	Salta	NOA	High Luck	50,00%	2017	(2)
Rio Atuel	Neuquen	NQN	Petrolera El Trebol	33,33%	2018
Veta Escondida - Rincon de Aranda	Neuquen	NQN	Pampa	55,00%	2027
Borde del Limay	Neuquen	NQN	Pampa	85,00%	2015	(3)
Los Vértices	Neuquen	NQN	Pampa	85,00%	2015	(3)
Enarsa 1	Continental Shelf	Offshore Argentina	YPF	25,00%	2020	(4)
Enarsa 3	Continental Shelf	Offshore Argentina	Pampa	35,00%	2020	(4)

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

As of December 31, 2017, we held interests in approximately 639,000 (without considering areas in the process of relinquishment -Enarsa 1, Enarsa 3, Borde de Limay and Los Vértices-) gross exploration acres in Argentina and approximately 875,000 gross exploration and production acres were located in shale oil/shale gas areas.

Our exploratory investments in 2017 over assets operated were mainly destined to the horizontal section drilling of 2,500 meters of the PNE x-1001 well in association with EXXON MOBIL. This well, together with PNE x1004 and the pilot of PNE x-1001, are a key part of our unconventional resources exploration program initiated in 2013.

The PNE x-1004 is particularly important, since it is the first horizontal well that Pampa Energía drills with Vaca Muerta, it was completed after 36 fracture stages and is currently producing gas after its extended testing was successfully completed.

In the area 25 de Mayo-Medanito, the exploratory well RN x-1793 was drilled targeting in the epiclastic facies of Gr. Choiyoi formations at a depth of 1,900 meters. The well proved to be an oil producer extending further North our reserves to yacimiento Tapera Este in the area 25 de Mayo – Medanito SE in the province of Rio Negro. The well is currently in production and is part of the commitments assumed with the province of Rio Negro.

In areas not operated by us, the El Complejo x-1 well (EC.x-1) was drilled in Gobernador Ayala in 2017. The well targeted the Centenario Inferior Member, Mulichinco and Loma Montosa formations at a final depth of 930 meters. It will be completed in the first quarter of 2018.

Oldelval

As of December 31, 2017, we held a 23.1% interest in Oldelval, which is the concessionaire for the transportation of crude oil through a 888 km oil pipeline between the Neuquén basin and Puerto Rosales (located in the Province of Buenos Aires). Oldelval operates trunk oil pipelines, providing access to the Allen-Puerto Rosales pipeline, with 1,706 km of installed piping. The concession has a 35-year term, which began in 1993, with an option to extend the term for ten additional years. Oldelval’s other shareholders are YPF, Chevron Argentina S.R.L., Pluspetrol S.A., Pan American Energy Ibérica S.L. and Tecpetrol S.A.

The Allen-Puerto Rosales pipeline has a transportation capacity of approximately 220,000 barrels per day, with one million barrels of storage capacity.

As of December 31, 2017, oil volumes transported by Oldelval from Allen to Puerto Rosales totaled 51.7 million barrels, a 1.5% decrease compared to the same period of 2016. In addition, the transportation of crude oil’s service was provided without interruptions, ensuring operational continuity and a reliable pumping system.

Reserves

We believe our estimates of remaining proved recoverable oil and gas reserve volumes to be reasonable. Pursuant to Rule 4-10 of Regulation S-X, promulgated by the SEC, proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. GCA performed an independent audit of 100% of our estimated reserves as of December 31, 2017. The evaluation covered 100% of the estimated reserves located in areas operated and non-operated by us and our subsidiaries and evaluated the proved oil and natural gas reserve estimates in accordance with Rule 4-10 of Regulation S-X and in accordance with the oil and gas reserves disclosure provisions of FASB Topic 932. We provided all information required during the course of the audit process to the satisfaction of GCA. See the reserves report by GCA, dated April 19, 2018 included as Exhibit 13.2 to this annual report.

Prior to 2015, we did not have any third-party reserves reports because such reports were not required under any reporting requirements to which Pampa was subject. Accordingly, the information underlying such third-party reports and certain of the information specified under the requirements for disclosure by registrants engaged in oil and gas producing activities under Subpart 1200 of Regulation S-K were not prepared for periods prior to December 31, 2015. As a result, we are unable to provide comparisons between information on the values of reserves in 2015 and the values from years prior to 2015.

As of December 31, 2017, 100% of our estimated proved reserves were audited by GCA. As of December 31, 2016, 89% of our estimated reserves were audited by GCA and as of December 31, 2015, 100% of our reserves were estimated by Netherland Sewell & Associates Inc.

As of December 31, 2017, our liquid hydrocarbon and natural gas proved developed and undeveloped reserves totaled 167.1 MMboe (41.6 MMboe of liquid hydrocarbons and 752.7 billion cubic feet, or 125.4 MMboe, of natural gas). For variations of our reserves data, see Reserves Evolution below.

Liquid hydrocarbons and natural gas accounted for 25% and 75%, respectively, of our total proved reserves as of December 31, 2017. The reserves outside Argentina (Venezuela) were reclassified as contingents in December 2016, due to profitability and the economic situation of Venezuela.

As of December 31, 2017, proved developed reserves of crude oil equivalent represented 64% of our total proved reserves of crude oil equivalent and we had proved reserves equal to approximately seven years of production at 2017 volumes.

On January 16, 2018, the sale of our interest in the Medanito, Jaguel de los Machos and PELSA blocks to Vista, caused a reduction of 42,0 million barrels of oil equivalent in our reserves. Natural gas accounted for approximately 34% of the reduction and liquid hydrocarbons for 66%. The 83% were proved developed reserves and the balance were proved undeveloped, see “—Recent Developments—Sale of Certain Oil and Gas Assets to Vista”.

The following table sets forth our estimated net proved developed and undeveloped reserves of crude oil and natural gas as of December 31, 2017 2016 and 2015 including our discontinued operations, joint operations and associates.

	Reserves as of December 31,
	2017			2016			2015
Reserves category (1)	Crude oil, condensate and natural gas liquids (millions of barrels)	Natural Gas (billons cubic feet)	Oil Equivalent (MMboe)	Crude oil, condensate and natural gas liquids (millions of barrels)	Natural Gas (billions cubic feet)	Oil Equivalent (MMboe)	Crude oil, condensate and natural gas liquids (millions of barrels)	Natural Gas (billions cubic feet)	Oil Equivalent (MMboe)

PROVED Developed	32.9	446.6	107.4	35.4	388.2	100.1	0.4	81.9	14.0
PROVED Undeveloped	8.7	306.1	59.7	11.4	193.9	43. 9	0.0	22.3	3.7

Total proved reseves (developed and undeveloped)	41.6	752.7	167.1	46.9	582.1	143.9	0.4	104.2	17.7

 Note: (1) Includes 3.85% of direct interest in PELSA's areas. (2) Includes our 73.15% indirect interest through PELSA that we sold to Vista (see “—Recent Developments—Sale of Certain Oil and Gas assest to Vista”

The following table sets forth the breakdown of our total proved reserves of liquid hydrocarbons and natural gas into proved developed and proved undeveloped reserves as of December 31, 2017, 2016 and 2015.

	2017		2016		2015
	Millions of barrels of oil equivalent (1)	% of total proved reserves	Millions of barrels of oil equivalent	% of total proved reserves	Millions of barrels of oil equivalent	% of total proved reserves

Proved developed reserves	107.4	64.26%	100.1	69.53%	14.0	78.91%
Proved undeveloped reserves	59.7	35.74%	43.9	30.47%	3.7	21.09%

Total Proved Reserves	167.1	100%	143.9	100%	17.7	100%

(1) As of December 31, 2017, our proved undeveloped reserves were 59.7 MMboe (of wich 7 MMBoe were sold to Vista) and our proved developed reserves were 107.4 MMboe (of wich 35 MMBoe were sold to Vista).

We prioritize the development of new business opportunities associated with unconventional gas reserves in Argentina. During 2017, we drilled 19 wells in Rincón del Mangrullo, 7 wells in the El Mangrullo area, 6 wells in the Rio Neuquén area and 3 wells in the Sierra Chata area aimed at developing unconventional gas reserves in the Punta Rosada and Mulichinco reservoirs. We expect to sell the unconventional gas produced in these areas under the Gas Plus program as approved by the SE.

Estimated reserves were subject to economic evaluation to determine their economic limits. Estimated reserves in Argentina are stated before royalties since royalties have the same impact as taxes on production and are not paid in kind, and therefore are treated as operating costs. As of December 31, 2017, the reserves in Venezuela were reclassified as contingent resources since December 2016 because of profitability and the economic situation of such country.

Reserves Evolution

The closing date of the Acquisition was on July 27, 2016. As a result, the reconciliation of the reserves data of Pampa between December 31, 2015 and December 31, 2016 is not presented on a consolidated basis. In order to provide comparative information between 2015 and 2016, the following information provides detail on the full years of each of Petrobras Argentina and Petrolera Pampa (Pampa’s sole oil and gas interest prior to the Acquisition) to provide a better understanding of the factors affecting each of the reserves of Petrobras Argentina and Petrolera Pampa, respectively, since December 31, 2015:

1.        The table below sets forth, by geographic area, Petrobras Argentina´s total proved reserves and proved developed reserves of crude oil, condensate and natural gas liquids, and reserves of natural gas, at the dates indicated. This table includes Petrobras Argentina’s net share of the proved reserves:

	Crude oil, condensate and natural gas liquids			Natural gas

	Argentina	Venezuela	Total	Argentina	Venezuela	Total	Combined
	(in thousands of barrels)			(in millions of cubic feet)			(in MMboe) (1)
Total proved developed and undeveloped reserves as of December 31, 2015	52,273	14,572	66,845	680,546	16,878	697,424	183.1
Proved developed reserves as of December 31, 2015	39,748	6,623	46,371	366,331	7,955	374,287	108.8
Increase (decrease) originated in:	0			0
Revisions of previous estimates	5,016	-13,786	-8,770	14,483	-16,686	-2,203	-9.1
Improved recovery	80	0	80	5,071	0	5,071	0.9
Extensions and discoveries	2,046	0	2,046	231,302	0	231,302	40.6
Purchase of proved reserves in place	0	0	0	0	0	0	0.0
Sale of proved reserves in place	-3,432	0	-3,432	-392,827	0	-392,827	-68.9
Year’s production	-9,445	-786	-10,231	-80,490	-192	-80,682	-23.7
Total proved developed and undeveloped reserves as of December 31, 2016	46,538	0	46,538	458,085	0	458,085	122.9
Proved developed reserves as of December 31, 2016	35,019	0	35,019	279,633	0	279,633	81.6
(1) Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per barrel of oil equivalent.

2.        The table below sets forth, by geographic area, Petrolera Pampa’s total proved reserves and proved developed reserves of crude oil, condensate and natural gas liquids, and reserves of natural gas, at the dates indicated. This table includes Petrolera Pampa’s net share of the proved reserves:

	Crude oil, condensate and natural gas liquids	Natural gas	Combined
	(in thousands of barrels)	(in millions of cubic feet)	(in MMboe) (1)
Total proved developed and undeveloped reserves as of December 31, 2015	383	104,183	17.7
Proved developed reserves as of December 31, 2015	357	81,874	14.0
Increase (decrease) originated in:
Revisions of previous estimates	94	49,183	8.3
Improved recovery	0	0	0.0
Extensions and discoveries	13	6,325	1.1
Purchase of proved reserves in place	0	0	0.0
Sale of proved reserves in place	0	0	0.0
Year’s production	-103	-35,700	-6.1
Total proved developed and undeveloped reserves as of December 31, 2016	387	123,991	21.1
Proved developed reserves as of December 31, 2016	362	108,524	18.4
(1) Gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per barrel of oil equivalent.

3.        The following information provides the reconciliation of our reserves data between December 31, 2016 and December 31, 2017.

The table below sets forth, by geographic area, total proved reserves and proved developed reserves of crude oil, condensate and natural gas liquids, and reserves of natural gas, at the dates indicated. This table includes our net share of the proved reserves.

	Crude oil, condensate and natural gas liquids			Natural gas

	Argentina	Venezuela	Total	Argentina	Venezuela	Total	Combined
	(in thousands of barrels)			(in millions of cubic feet)			(in MMboe) (1)
Total proved developed and undeveloped reserves as of December 31, 2016	46,925	-	46,925	582,076	-	582,076	143.9
Proved developed reserves as of December 31, 2016	35,381	-	35,381	388,157	-	388,157	100.1
Increase (decrease) originated in:
Revisions of previous estimates	978	465	1,443	-5,516	-	-5,516	0.5
Improved recovery	64	-	64	219	-	219	0.1
Extensions and discoveries	224	-	224	232,477	-	232,477	39.0
Purchase of proved reserves in place	585	-	585	46,386	-	46,386	8.3
Sale of proved reserves in place	-	-	-	-	-	-	-
Year’s production	-7,146	-465	-7,610	-102,956	-	-102,956	-24.8
Total proved developed and undeveloped reserves as of December 31, 2017	41,630	-	41,630	752,686	-	752,686	167.1
Proved developed reserves as of December 31, 2017	32,935	-	32,935	446,594	-	446,594	107.4

As of December 31, 2017, our liquid hydrocarbon and natural gas proved developed and undeveloped reserves totaled 167.1 MMboe (41.6 MMboe of liquid hydrocarbons and 752.7 billion cubic feet, or 125.4 MMboe, of natural gas), representing a 16% increase compared to proved reserves as of December 31, 2016 (a decrease of 11% and an increase of 29% for liquid hydrocarbons and natural gas, respectively).

During 2017, previous estimates of our fields located in Argentina were subject to revisions representing an increase of 0.5 MMboe and extension and discoveries also increased by 39 MMboe. In addition, an increase of 8.3 MMboe was attributable to the purchase of proved reserves and due to the new 35-year non-conventional concession in the Rincon del Mangrullo area in the Neuquén basin (see below).

As of December 31, 2017, 64% of our proved reserves were developed, while 36% were undeveloped. Proved developed reserves were 107.4 million of barrels of oil equivalent. During 2017, we invested U.S.$70 million to convert approximately 13.4 million barrels of oil equivalent of proved undeveloped reserves to proved developed reserves.

The 36% increase in our proved undeveloped reserves in 2017 compared to 2016 was mainly attributable to:

(1)      the conversion of approximately 13.4 MMboe of proved undeveloped reserves to proved developed reserves, mainly through drilling activities in our production areas in the Neuquén basin;

(2)      extensions and discoveries, mainly through the activity in the Rincon del Mangrullo. El Mangrullo and Rio Neuquén areas all of them in Neuquén basin, which resulted in the addition of 33.4 MMboe of proved undeveloped reserves;

(3)      the purchase of proved undeveloped reserves in connection with the new 35-years non-conventional concession in the Ríncón del Mangrullo area in the Neuquén basin, which resulted in the addition of 0.5 MMboe of proved undeveloped reserves; and

(4)     a decrease of 4.6 MMboe of proved undeveloped reserves, based on negative revisions to previous estimates of reserves and improved recovery.

The activities described in items (1), (2), (3) and (4) above resulted in a net increase of 15.8 MMboe in our proved undeveloped reserves in 2017 compared to 2016.

As of December 31, 2017, our proved undeveloped reserves were 59.7 MMboe (of wich 7 MMBoe were sold to Vista), all of which corresponded to wells located within one offset of proved developed reserves and gas fields where the activity has been scheduled to maintain production levels in accordance with contracts and installed facilities. We plan to put approximately 96% of these proved undeveloped reserves into production through activities to be implemented over the next five years. The balance 4% will be developed over periods exceeding five years and are mainly located in gas fields where the activity has been scheduled to maintain production levels in accordance with contracts and installed facilities.

We have a total of 2.2 million barrels of oil equivalent of proved undeveloped reserves, all located in Argentina, that have been booked for more than five years. This is because such reserves are mainly located in gas fields where the activity has been scheduled to maintain production levels in accordance with contracts and installed facilities.

  Internal Control over Proved Reserves

The reserves estimation process begins with an initial evaluation of our assets by geophysicists, geologists and engineers. A Reserves Coordinator (Coordinador de Reservas or “RC”), safeguards the integrity and objectivity of our reserves estimates by supervising and providing technical support to technical teams who are responsible for preparing the reserves estimates. Our technical teams have degrees in geophysics, geology, petroleum engineering and accounting, and are trained internally in reserves estimations seminars. The RC is responsible for consolidating and auditing the reserves estimation process in compliance with the SEC reserves guidelines. The technical officer primarily responsible for overseeing the preparation of our reserves report is a member of the Society of Petroleum Engineers (the “SPE”), with over 25 years of experience in exploration and production activities. Our reserves estimates are approved by the Oil and Gas Exploration and Production Director.

Most of the reserves estimates related to areas in which we do not act as operator were prepared by the operators and subsequently reviewed by our petroleum engineers before making the assessment of our proved reserves. The reported hydrocarbon reserves were estimated based on professional, geological and engineering judgment and on information supplied by us prior to April 19, 2018. Thus, they are subject to revisions, upward or downward, as a result of future operations or as additional information becomes available.

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

We replace our reserves through the acquisition of producing fields, exploration and by “proving up” reserves in existing fields. “Proving up” is the process by which additional reserves classified as “probable and possible reserves” in a producing field are accessed and reclassified as “proved reserves.” We prove up reserves with reservoir management techniques, such as appraisal wells, water flooding and enhanced oil recovery projects. The reservoir management techniques currently used are appraisal wells, water injection and the drilling of horizontal producing and injection wells. Technologies such as 3D seismic process, horizontal and step out wells, underbalance drilling and reservoir numerical stimulation are also used.

About the Independent Reserves Engineers Firm

GCA has more than 50 years of excellence in energy consulting, with extensive experience in the world's oil basins in estimating and auditing reserves and resources. GCA focuses solely on the petroleum and energy industry, and specializes in the provision of policy, strategy, technical and commercial assistance to governments, financial institutions, and national and international oil, gas and energy companies worldwide. The provision of Reserves and Resources assessments is a core component of GCA’s business. GCA is fully familiar with the SEC regulations regarding oil and gas reserves (17 CFR Part 210 Rule 4-10 (a)). GCA employs a combination of commercial and technical professionals in main offices in the United Kingdom, United States and Singapore, with supporting offices in Argentina, Australia and Brazil. This staff encompasses all upstream technical disciplines (geology, geophysics, petrophysics, reservoir engineering, drilling and completion and development planning / facilities engineering), with midstream and downstream engineering and economics, commercial, legal and business strategy professionals to complement its technical staff.

The reserves report covered 100% of our total reserves. In connection with the preparation of the Reserves Report, the Independent Reserves Engineers Firm prepared its own estimates of our proved reserves. In the process of the reserves evaluation, the Independent Reserves Engineers Firm did not independently verify the accuracy and completeness of information and data furnished by us with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the fields and sales of production. However, if in the course of the examination something came to the attention of the Independent Reserves Engineers Firm that brought into question the validity or sufficiency of any such information or data, the Independent Reserves Engineers Firm did not rely on such information or data until it had satisfactorily resolved its questions relating thereto or had independently verified such information or data. The Independent Reserves Engineers Firm independently audited reserves estimates to conform to the guidelines of the SEC, including the criteria of “reasonable certainty,” as it pertains to expectations about the recoverability of reserves in future years, under existing economic and operating conditions, consistent with the definition of SEC Regulation S-X Section 210.4-10(a) issued the reserves report based upon its evaluation. the Independent Reserves Engineers Firm’s primary economic assumptions in estimates included oil and gas sales prices determined according to SEC guidelines, future expenditures and other economic assumptions (including interests, royalties and taxes) as provided by us. The assumptions, data, methods and procedures used, were appropriate for the purpose served by such report, and the Independent Reserves Engineers Firm used all methods and procedures as it considered necessary under the circumstances to prepare such reports.

Technology used in reserves estimation

The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within five years. The term “reasonable certainty” implies a high degree of confidence that the quantities of oil and/or natural gas actually recovered will equal or exceed the estimate. Reasonable certainty can be established using techniques that have been proved effective by actual production from projects in the same reservoir or an analogous reservoir or by other evidence using reliable technology that establishes reasonable certainty. Reliable technology is a grouping of one or more technologies (including computational methods) that have been field tested and have been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

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

Our estimated proved reserves as of December 31, 2017 are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also include subsurface information obtained through indirect measurements, including high quality 2-D and 3-D seismic data, calibrated with available well control. Where applicable, geological outcrop information was also utilized. The tools used to interpret and integrate all this data included both proprietary and commercial software for reservoir modeling, simulation and data analysis. In some circumstances, where appropriate analog reservoir models are available, reservoir parameters from these analog models were used to increase the reliability of our reserves estimates.

Recent Events

Service agreement with Pampetrol - 25 de Mayo Medanito S.E.- La Pampa

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

On October 28, 2017, the operation agreement between Petrolera Pampa and the provincial company Pampetrol for the exploitation and operation of the area 25 de Mayo – Medanito SE in the province of La Pampa expired as planned. The area was delivered according to the conditions provided for in the contract.

Extension concession of Rincon del Mangrullo – Province of Neuquén

On August 1, 2016, YPF, the operator of the Rincón del Mangrullo area, agreed with the authorities of the Province of Neuquén a concession for the non-conventional exploitation for a period of 35 years with an investment commitment of U.S.$150 million. The agreement included a pilot program with the objective of continuing to develop the Mulichinco (tight gas) formation and investigate the potential of the Las Lajas (tight gas) and Vaca Muerta (shale gas) formations.

We have a 50% working interest with tight gas reservoir (although it does not have working interest in shale gas).

New non-conventional exploration permit of Las Tacanas Norte – Province of Neuquén

Pursuant to the fifth round of Public Tender No. 1/2017 for the selection of companies interested in the exploration, development and potential exploitation of areas in the Province of Neuquén granted in concession to GyP, on November 1, 2017, GyP’s board of directors awarded Pampa the Las Tacanas Norte area.

The Las Tacanas Norte block has an area of 120 km2 area and borders with the El Mangrullo area currently operated by us. The award comprises the drilling of 8 wells targeting the Vaca Muerta formation and other exploratory studies. The exploration license was granted for a term of four years from (2018-2021).

As of the date of this annual report, the Decree of the Executive Power of the Province of Neuquen with the authorization of the contract between us and GyP was pending.

Our Refining and Distribution business

As of December 31, 2017, our refining and distribution operations were based in Argentina, where we operated a refinery and a network of 250 gas stations. The Ricardo Eliçabe refinery (the “Refinery”) is located in Bahía Blanca (Province of Buenos Aires). In addition, we have a 28.5% interest in Refinor.

As of December 7, 2017, we executed with Trafigura an agreement to sell our main assets related to the Refining and Distribution business, subject to compliance with certain conditions precedent. The assets subject to the transaction are as follows: (i) the Refinery; (ii) our lubricants plant; (iii) our Caleta Paula reception and dispatch plant; and (iv) the network of gas stations currently operated under the Petrobras brand (see, “—Recent Developments—Sale of Refining and Distribution Assets to Trafigura”). As a result, as of December 31, 2017, assets and liabilities subject to this transaction have been classified as held for sale, and the results for affected operations have been disclosed under “Discontinued Operations” in the consolidated statement of comprehensive income and in the consolidated statement of cash flows, as well as in the following information.

Due to its strategic and operational utility, the Dock Sud storage facility was excluded from the transaction, as well as our stake in Refinería del Norte S.A.

Refining

Dock Sud Terminal

The Dock Sud distribution plant, located in the province of Buenos Aires and in close proximity to the city of Buenos Aires, has a total storage capacity of approximately 1,116,000 barrels of light products and lubricants bases. Fuel reception is carried out from the DAPSA and YPF piers through pipes, with facilities for dispatch and reception of tankers.

At the Dock Sud terminal, investments will be mainly directed towards the revamping of the pump room, reservoir and ducts of the fire system, and we will continue the tank revamping works to meet applicable requirements and value enhancement works related to the tank yard aimed at increasing storage capacity for light fuels both for own use and to be rented to other oil companies.

Ricardo Eliçabe Refinery

As of December 31, 2017, our Refinery had a total refining capacity of 30,200 barrels of oil per day. The Refinery is located in the city of Bahía Blanca, in the Province of Buenos Aires, a strategic location for the reception of crude oil coming through an oil pipeline from the Neuquén basin, for other Argentine crude oil coming by sea from the Golfo San Jorge or Santa Cruz Sur basins, and for imports from international markets. With a crude oil processing capacity of approximately 30,200 barrels per day, the Refinery produces a wide variety of products: regular gasoline, premium gasoline and ultra-high octane gasoline, diesel, fuel oil, asphalts and liquefied gases (propane and butane) and has a storage capacity of 1,319 barrels.

The Refinery also produces intermediate fuel oil (“IFO”) mixes used as fuel in vessels, raw materials for solvents and virgin naphtha for the petrochemical industry. The Refinery has a storage capacity of 480,000 barrels of heavy products and 690,000 barrels of light products.

During 2017, the Refinery processed an average of 25,217 barrels of oil per day, representing a 1% decrease when compared to an average of 25,511 barrels per day in 2016. During 2017, in addition to domestic crude oils, the Refinery successfully processed several imported crude oils of different qualities.

In 2017, investments at the Refinery were mainly directed to works related to safety and the environment, legal compliance and reliability optimization in different areas, including the revamping of the tank yard, scheduled shutdowns in hydro-processing and visbreaking units, and the retrofitting of loading points at Puerto Galván.

Caleta Paula Terminal

The Caleta Paula plant is located in the Province of Santa Cruz, close to the city of Comodoro Rivadavia, in southern Argentina. The plant is located on the Atlantic coast, and is supplied by vessels and supplemented by truck loading facilities. It has a storage capacity of 97,000 barrels of light products.

Distribution

As of December 31, 2017, our commercial network of gas stations and wholesale customers allowed us to deliver products and services to a number of regions in Argentina. As of such date, we had a network of 250 gas stations located throughout Argentina.

 During 2017, we continued with our gas pump replacement and compressed natural gas (“CNG”) compressors upgrade programs in our gas station network.

     Our points of sale (gas stations) in Argentina as of December 31, 2017 were as follows:

As of December 31, 2017
Owned (1)	73
Franchised (2)	177
Total	250

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

The following table shows main indicators for our consolidated refining and distribution segment for the fiscal years ended December 31, 2017 and 2016:

	2017	2016(1)
Technical Information
Sales (thousand m3):
Crude Oil	17	7
Gas Oil	811	376
Gasolines	455	225
Fuel Oil, IFOs and Asphalts	297	131
Others	264	73

Financial Information(2)
Argentina	16,190	6,402
Outside Argentina	603	148
Total Revenues	16,793	6,550

(1)     Since the acquisition of Petrobras Argentina on July 27, 2016. (2) Consolidated Financial

Statements, figures in millions of Ps. (2017).

Lubricants

In 2017, the Lubrax branded-product sales in the Argentine market totaled 15,2 cubic meters, which represents a 7.5% increase compared to 2016, representing a market share of 5.3%.

Refinor

We have a 28.5% interest in Refinor, whose other shareholders are YPF (50%) and Pluspetrol S.A. (21.5%). Refinor is engaged in crude oil refining, natural gas processing, product transportation, marketing and sales.

Refinor owns the only refinery in the northern region of Argentina, which is located in Campo Durán, in the Province of Salta. Refinor’s refining capacity is approximately 25,800 barrels of oil per day and its natural gas processing capacity is 20.3 million cubic meters of gas per day (“MMm3/d”). In turn, gas processing has a daily average of 14.2 MMm3/D.

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

In addition, Refinor operates a 1,108 km-long pipeline running from Campo Durán (in the Province of Salta) to Montecristo (in the Province of Córdoba) for the distribution of its products. Along the pipeline, the Banda Río Salí (in the Province of Tucumán), Güemes (in the Province of Salta) and Leales (in the Province of Tucumán) dispatch plants are supplied. This pipeline is the most important distribution channel for liquids generated in the Northwestern Basin in Argentina and transports diesel, virgin naphtha, gasoline components for formulating motonaphts for automotive use, butane and propane.

As of December 31, 2017, Refinor had a commercial network of 81 gas stations located in the Provinces of Tucumán, Salta, Santiago del Estero, La Rioja, Jujuy, Catamarca and Chaco. Through these gas stations, Refinor sells a high performance fuel line: Refinor 97 (97 octanes), High grade (95 octanes) Eco Diesel and Eco Diesel Premium.

In 2017, sales of gasoline, gasoil, raw naphtha and other liquid fuels amounted to 568,000 m3, which represented a 7% increase compared to 2016.

LPG sales amounted to approximately 180,000 tons, representing a 14% decrease compared to 2016.

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

The petrochemicals division has the following plants:

•       An integrated petrochemicals complex at Puerto General San Martín, in the Province of Santa Fé, with an annual production capacity of 50,000 tons of gases (LPG, which is used as raw material and propellants), 155,000 tons of aromatics, 290,000 tons of gasoline and raffinate, 160,000 tons of styrene, 55,000 tons of synthetic rubber, 180,000 tons of ethylbenzene and 31,000 tons of ethylene.

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

Styrenics Division

As of December 31, 2017, monomer styrene sales volumes totaled 52 thousand tons, representing an increase of 3% compared to 2016, while polystyrene sales volumes totaled 59 thousand tons, which represented a 10% increase compared to 2016. In 2017, BOPS sales volumes totaled 7.5 thousand tons, increasing by 16% compared to 2016.

In 2017, rubber sales totaled 33.3 thousand tons, of which 16.8 thousand tons were attributable to the domestic market and 16.5 thousand tons to exports. In 2017, the sales volume was higher at 21% of 2016.

Reforming Gasoline Division

Sales of intermediate gasoline and naphtha during 2017 totaled 228 thousand tons, of which 63 thousand tons were directed to the export market. Sales of aromatics, hexane and paraffinic solvents during 2017 totaled 49 thousand tons, decreasing by 11% compared to 2016. Propellant gas sales totaled 10 thousand tons in 2017.

As of December 31, 2017, our estimated market shares of the following products in Argentina were: styrene 100%, polystyrene 93% and styrene butadiene rubber (“SBR”) 90%.

The following table sets forth main indicators of production and sales by major product for the petrochemicals division in Argentina for the fiscal year ended December 31, 2017:

	2017	2016
Technical Information
Sales (in thousand ton):
Styrene (incl. propylene y ethylene)	67	30
SBR	33	11
Polystyrene (incl. BOPS)	67	27
Others	291	137
Financial Information(2)
Argentina	5,318	1,900
Outside Argentina	1,911	607
Total Revenues	7,229	2,507

(1) Since the acquisition of Petrobras Argentina on July 27, 2016. (2) Consolidated Financial Statements, figures in million Ps. (2017).

Our Holding and Other business

Our holding and other business segment is comprised, among other holdings, of our indirect interest in TGS, Argentina’s major gas transportation company, which owns a 9,184 km-long gas pipeline network and a gas fuel processing plant, General Cerri, with an output capacity of 1 million tons a year. Furthermore, we co-control Transener, a company that operates and maintains the Argentine high voltage transmission grid covering more than 14.5 thousand km of proprietary lines, as well as 6.2 thousand km of Transba-owned high voltage lines. Transener transports 85% of the electricity in Argentina.

Our Interest in TGS

TGS is the most important gas transportation company within the country, and it operates the biggest pipeline system in Latin America. It is also a leading company in the production and sale of NGLs for both domestic and export markets, conducting its business from the General Cerri Complex located in Bahía Blanca, in the Province of Buenos Aires. TGS also provides comprehensive solutions in the natural gas area and, since 1998, it has also landed in the telecommunications area through its controlled company Telcosur. As of December 31, 2017, Pampa holds a 25.5% indirect interest in TGS through CIESA.

The following table summarizes TGS’ main technical and financial indicators:

	2017	2016
Technical Information
Gas Transportation
Average firm capacity purchases (in million m3 per day)	79.1	79.5
Average deliveries (in million m3 per day)	66.0	66.7
Production and selling of liquids
Total liquid production (in thousand tons)	908.9	939.4
Gas processing capacity (in million m3 per day)	47.0	47.0
Storage capacity (in tons)	58,988	58,988
Financial Information*
Revenues	12,247	7,402
Fiscal year’s results	2,793	931
Total Assets	13,667	8,931
Total Liabilities	8,347	6,405
Shareholders’ Equity	5,320	2,526

* Consolidated Financial Statements, figures in million Pesos. Although this information includes the full fiscal years ended

December 31, 2017 and 2016, the registration of TGS under IFRS in the Financial Statements of Pampa began from the Acquisition.

Description of TGS’s Business Segments

Regulated Segment: Gas Transportation

In 2017, revenues from this business segment amounted to Ps. 4,560 million, showing an increase of Ps.2,472 million compared to Ps.2,087 million recorded in 2016, which was mainly due to the impact of: (i) the tariff update approved by ENARGAS Resolutions No. 3,724/16 and No. 4,054/16, which established an increase in tariff of 200.1%; (ii) the tariff update approved by ENARGAS Resolution No. 4,362/17 as from April 1, 2017; and (iii) to a lesser extent, the tariff increase approved by ENARGAS Resolution No. 120/17, which is effective as of December 1, 2017.

Revenues from this business segment result mainly from firm natural gas transportation agreements, whereby the pipeline capacity is reserved and paid for irrespective of its actual use. Besides, TGS provides an interruptible service, where the transportation of natural gas is subject to the pipeline’s available capacity. Furthermore, TGS provides operation and maintenance services for assets assigned to the natural gas transportation system corresponding to the extensions encouraged by the Argentine Government and held by trusts created to such effect. For this service, TGS receives from customers with incremental natural gas transportation capacities the CAU established by ENARGAS, which remained unchanged since its creation in 2005 its update in May 2015.

In 2017, the daily average injection of natural gas into the gas pipeline system operated by TGS was similar to the average in 2016. The daily average injection of natural gas into the gas pipeline system by local producers was 65.8 MMm3/d, while in 2016 was 66.0 MMm3/d. TGS´s gas pipeline system was responsive to meet the demand, although, the regulatory authority continued to restrict the supply of natural gas to the industrial and generation market in order to reorient and allocate gas to so-called priority users, mainly residential, commercial and CNG users. However, restrictions were lower due to the higher temperatures during the winter of 2017 in relation to the winter of 2016 and, as a result, a lower demand by residential customers.

Regarding trade, during 2017 TGS renewed its firm transportation agreement capacity of 41.8 MMm3/d, maturing in 2018 and 2019, for an additional period of 11 years.

Non-Regulated Segment: Production and Marketing of Gas Liquids

Unlike the gas transportation business, the production and selling of gas liquids is not regulated by ENARGAS.

In 2017, this segment’s revenues accounted for 56% of TGS total revenues, which have increased by Ps.4,768 million, from Ps.2,107 million recorded in 2016 to Ps.6,875 million in 2017. Revenues from the liquid fuel business have increased mainly as a result of the increase of the international average reference prices.

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

During fiscal year 2017, the production of liquids decreased by 30,542 tons, or 3%, mainly as a result of the decrease in the number of butane tons. Total volumes dispatched from the Cerri Complex increased by 49,285 tons, or 5%, during the fiscal year ended December 31, 2017 compared to fiscal year 2016. The dispatched volumes of gas liquids are detailed below:

Volumes dispatched in 2016 (tons)	2017	2016
Ethane	282,250	277,475
Propane	320,748	313,505
Butane	236,026	222,094
Natural gasoline	121,384	98,649
Total volumes	961,008	911,723

                                    Source: Pampa Energía. S.A.

 As a result of the external context, the international prices determining the sales price of its products showed a 59%, 42% and 26% increase in the propane, butane and natural gasoline, respectively. However, the growth rhythm rate has decreased as from the fourth quarter of 2017 and began to decrease at the beginning of 2018.

Furthermore, within this context TGS has entered into export agreements for the 2017/2018 summer period, which not only enabled the company to obtain better prices than with “spot” sales, but also brought short-term certainty for the sale of these products.

In the domestic market, during 2017 TGS continued satisfying the ME&M’s requirements on the volumes to be provided to the domestic market under both the new stabilization program and the network propane agreement. Under these programs, TGS sells volumes well below market prices, which, under certain conditions, results in negative operating margins.

In August 2017, and with retroactive effects as of May 1, 2017, TGS concluded negotiations for the sale of ethane to Polisur and entered into an annual agreement for the sale of this product, maintaining sales conditions in force under the agreement executed in the 2016. This agreement not only guarantees the supply of this product to the only customer of ethane in Argentina, but also allows the company to obtain sales margins in line with those derived during the last few years. In 2017, physical sales suffered minimal variations, reaching 282,850 tons, against 277,475 tons in 2016, despite the technical faults in the ethylene production plant owned by Polisur occurring in 2017, which were subsequently offset by higher demands by this customer.

During 2017, restrictions on access to natural gas for restocking the Plant’s thermal reduction (“RTP”) in the Cerri Complex Plant for the gas liquids business persisted, although to a lesser extent. The lower restriction on natural gas arriving at the Cerri Complex and the high operating efficiency levels reached in the processing of natural gas allowed produced volumes to increase to 908,881 tons. Purchase prices for natural gas used as RTP experienced a 16% average year-on-year increase in U.S. Dollars, in line with the policies implemented by the ME&M to encourage the production of natural gas.

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

This segment represented 7% of TGS’s total income in 2017. Revenues from sales increased in 2017, mainly on account of the devaluation of the nominal exchange rate on revenues denominated in U.S. Dollars and higher revenues from natural gas operations and maintenance, and compression and treatment services during the 2017 fiscal year.

In September 2017, an agreement was entered into with the Río Neuquén joint operation agreement (“UTE”) (YPF, Pampa and Petrobras Brazil) with a term of 10 years, for services provided at the Río Neuquén plant. To this effect, the installation of a natural gas dehydration unit with an installed capacity of 2 million m3/day and several minor changes in the plant were committed. Regarding telecommunication services provided by Telcosur, during 2017 its business consolidation strategy was reinforced through the renewal of transmission capacity agreements and the execution of new agreements with carriers and corporate customers.

In regards to construction services, the connection of the natural gas feeder line of General Rojo Thermal Power Plant for the DVSANTOS S.A. and the gas supply works for Spegazzini Thermal Power Plant, owned by Generación Mediterránea S.A., were completed.

Additionally, in September 2017 a UTE was set up with SACDE for the joint participation in the piping assembly for the construction of the “Extension of the Natural Gas Transportation and Distribution System” project. The ME&M awarded to the UTE the works for the construction of the Regional Centro II – Recreo/Rafaela/Sunchales Gas Pipeline, which will represent joint income of approximately Ps.946 million. On October 27, 2017, the TGS - SACDE UTE entered into construction agreement with the ME&M, and in December 2017, the first advance was received, which will allow for the commencement and completion of construction during 2018.

Regarding telecommunication services provided by Telcosur, during 2017 several agreements were entered into which allowed for an increase in the capacity sold and a consolidation of these operations.

Arbitral Claim

On May 8, 2015, the Secretariat of the International Court of Arbitration of the International Chamber of Commerce notified TGS regarding the request for arbitration initiated by Pan American Energy LLC Sucursal Argentina and Pan American Sur SA (the “applicants”) related to the execution of three natural gas processing contracts between the applicants and TGS (the “Agreements”). On April 4, 2016, TGS was notified of the beginning of the corresponding demand, to which TGS responded on August 17, 2016. On March 16, 2017, the applicants submitted their response to the arguments previously filed by TGS.

According to the demand, the applicants allege breach of contracts during the period between February 2006 and February 2016, that would have resulted in a lower allocation of the products obtained (the “Products”), which shortfall at March 31, 2017 is claimed to be equal to U.S.$ 134 million without interest or U.S.$ 306.3 million, including interest (the “Claim”). To this amount, accrued interest would be added from March 15, 2017 until the date of effective payment. Subsequently, on July 14, 2017, TGS presented the Rejoinder Memorial, whereby the arguments put forward by the applicants in their Reply Memorial were answered rejecting the plaintiff.

The Arbitration Testing Hearing took place from September 25, 2017 to December 29, 2017, in the City of Buenos Aires, in which TGS’s legal advisors considers the evidence produced to be supportive of TGS’s position regarding the main aspects of the claim. Moreover, on December 15, 2017, the applicants and TGS submitted their final conclusions memorials.

Finally, on March 15, 2018, the Arbitration Court notified TGS of its decision to postpone until April 30, 2018 the issuance of the arbitral award with respect to the Claim. As a result, as of the date of this annual report, the arbitration decision was still pending.

TGS considers the Claim to have inconsistencies resulting from misinterpretations of the contractual provisions and an incorrect application of the mechanisms for calculating the allocation of the Products, and therefore TGS believes that the amount claimed is inadmissible.

Our Interest in Transener

Citelec

History

In September 2006, we entered into a stock purchase agreement with Dolphin Opportunity LLC. an affiliate of the Company, to acquire 68,400,462 shares of Transelec Argentina S.A. (“Transelec”), representing 89.76% of Transelec’s capital stock, at a purchase price of U.S.$48.5 million. The remaining 10.24% of Transelec’s capital stock was acquired in January 2008 from Marcelo Mindlin, Damián Mindlin and Gustavo Mariani upon the exercise of the put option held by them at a price of Ps.38.8 million (U.S. $12.3 million).

Transelec owns 50% of Citelec’s capital stock, which in turn owns 52.65% of the capital stock of Transener, the largest high voltage electricity transmission company in Argentina. Transener’s Class B common shares are listed on the Buenos Aires Stock Exchange, and the remaining 47.3% of Transener is held by minority public shareholders and the ANSES. The remaining 50% of Citelec’s capital stock was more recently acquired equally by Electroingeniería S.A., which in turn transferred its participation to Grupo Eling S.A. and the Argentine state-owned company, Energía Argentina S.A. (“Enarsa”).

Transener was privatized in July 1993, when Citelec was awarded the Argentine Government’s controlling stake in Transener. In August 1997, the Province of Buenos Aires privatized Transba, a company organized in March 1996 to own and operate the regional electricity transmission system of the Province of Buenos Aires. Transener acquired 90% of Transba’s capital stock on August 5, 1997.

On September 30, 2016, Grupo Eling S.A sold its interest in Citelec S.A. and all of their rights and obligations under the technical assistance agreement for the operation, maintenance and administration of system of the high voltage electric energy transport system dated November 9, 1994, were transferred to Enarsa, except for amounts accrued to Grupo Eling S.A until September 30, 2016.

Transener’s operations

Transener is the leading company in the public service of high voltage electricity transmission in Argentina, which directly operates 85% of the high voltage lines of the country. It holds a concession over 14,489 kilometers of transmission lines and 57 transforming substations.

Transener operates and maintains the leading electricity transmission system in Argentina at the 500 kv level under a concession agreement under which Transener holds an exclusive 95-year concession to provide high voltage electricity transmission services throughout the Transener network spanning 14,489 km Transener also indirectly owns one of the seven regional transmission networks in Argentina, the Transba network. The Transba concession grants Transba an exclusive 95-year concession to provide electricity transmission services (from the 66 kV to the 220 kV levels) in the Province of Buenos Aires via trunk lines, which are the main transmission lines that connect to all other lower voltage transmission systems owned and maintained by distribution companies in a certain region, throughout the Transba network spanning approximately 6,228 km and 94 transforming substations.

Transener also generates additional revenues from, among others, the operation and maintenance of the fourth line, and services provided to third parties.

The following table summarizes Transener’s most relevant technical and financial indicators:

	2017	2016
Technical Information
Transener Transmission Lines (Km)	14,489	14,489
Transba Transmission Lines (Km)	6,228	6,159

Financial Information*
Revenues	6,025	2,201
Fiscal year’s results, attributable to company’s shareholders	2,282	(57)
Assets	7,335	3,347
Liabilities	4,330	2,695
Shareholders’ Equity	3,005	652

* Consolidated Financial Statements under IFRS figures, in million Ps.

We, together with Grupo Eling S.A. and Enarsa entered into an operating agreement under which each of us and Enarsa provides to Transener certain services, expertise, know-how and technical assistance in connection with Transener´s operations. In addition, we, Electroingeniería and Enarsa provide advice and coordination services in the areas of human resources, general administration, information systems, quality control and consulting. The operating fee payable by Transener under such agreement is equal to 2.75% of its annual revenues and the insurances cost of the operators directly related with the provision of services under operating agreements.

On September, 30, 2016 Grupo Eling S.A. assigned to Enarsa all their rights and obligations under the Technical Assistance contract for the Operation, Maintenance and Administration of the High Voltage Electric Power Transportation System dated November 9, 1994, with the exception of the credits accrued by Grupo Eling S.A. until that date.

Fees for operating services are included as a component of operating expenses in Transener´s consolidated financial statements and in 2017 represented approximately Ps.54.4million.

Operation and Maintenance

The Extra High Voltage Electricity Transmission System operated and maintained by Transener is subject to increasingly higher load conditions every year. In 2017, the peak voltage exceeded the previously highest historical peak voltage of 25,380 MW recorded in February 2016, reaching 25,628 MW in February 2017.

Despite the great number of power grid solicitations, in 2017 service quality has been fully acceptable for the values required from a company like Transener, which ended the year with a failure rate equal to 0.41 failures per each 100 kilometer-line, which is consistent with international parameters accepted for companies that operate and maintain extra high-voltage transmission systems.

On December 14, 2017, Transener’s board of directors approved an amendment to the technical assistance agreement for the operation, maintenance and administration of the high-voltage electric energy transportation system, originally entered into on November 9, 1994, the parties to which, after several assignments, substitutions and executed transactions, are Transener, Transelec and ENARSA, the two latter acting as Operators. In this sense, it was informed that the amendment consisted of a reduction on fees payable by Transener to operators for the 2017 and 2018 contract periods.

Investments

During 2017, Transener made investments in the amount to Ps.706 million.

Business Development

Engineering Services

Taking into consideration its electrical system projects, Transener has focused on projects with competitive advantages by giving priority to those within the 500kV system.

The development of several projects for the replacement and installation of new reserves in the transportation system, has brought new service requirements such as: elaboration of contract specifications, electric studies, implementation of the generation and demand control (DAG and DAD systems), testing and entry into service of the transformer stations (“ET”). A key factor on account of which the client´s decision to delegate critical tasks to Transener’s techinical teams is their great experience. Agreements for the expansion of the transportation system have been elaborated within Plan Federal, Resolution SE N° 01/03, as well as for other expansions to be executed by other agents of the WEM. Among the most relevant works, we expect to undertake works at ET Macachín, ET 25 de Mayo, ET Ezeiza’s capacitor bank, ET Ramallo, ET Puerto Madryn, ET Santa Cruz Norte and ET Esperanza’s for the quick connection of the reserve phase.

Services related to the Transmission of Electric Energy

Activities relating to the operation, maintenance and other services such as specific tests hired by private clients who own transmission facilities, used for private and/or public services (independent and international transporters) have been conducted by Transener since the beginning of its activity.

Furthermore, Transener also performs tasks such as bushing replacements, oil analysis, diagnosis tests, OPGW repairs, electric and magnetic field measurement, implementation of automatisms, line and equipment maintenance of transformer stations, among others.

All necessary proceedings to maintain the actual value of Transener’s remuneration have been fulfilled in every Service Agreement and most of them have been renewed without interruption from the beginning, confirming the quality of the service provided by Transener and customer´s satisfaction.

Communications

Transener has continued to provide infrastructure services to different communication companies during 2017, including the assignment of dark fiber optics over the system property (line IV), and the lease of space in microwave station and in antenna support structure. The increasing demand from cell phone companies has increased the income through additional volume and higher prices. In addition, Transener continued support services in operative communication and data transmission to the WEM agents.

Financial Situation

During the 2017, the financial surpluses of Transener and Transba were operated in a prudent manner, using various conservative instruments available in the market in order to maximize portfolio yields and cover the company obligations in foreign currency through an optimal mix of currencies. As of December 31, 2017, its consolidated financial debt included U.S.$98.5 million of 9.75% Series 2 corporate bonds. The principal on these bonds is due in August 2021 and there is no additional financial debt maturing before that date.

On April 18, 2017, an extraordinary general meeting of shareholders resolved to create a global program for the issuance of simple or convertible notes, denominated in U.S. dollars or in any other currency, for a maximum amount outstanding, in any time during its term of up to U.S.$500 million or its equivalent in other currencies. The creation of the program was authorized by the CNV through Resolution 18.941 of September 20, 2017.

Regarding Transener’s ratings, during 2017 S&P improved the local ratings from “raB+” negative to “raA+” and the global rating for foreign and local currency from “CCC” negative to “B”, all of them with positive outlook.

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

In view of the repeated delays in the implementation of the RTI provided for in the Memorandum of Understanding, the SE and the ENRE successively extended the recognition of higher costs until November 2015. In May 2016, after the expiration of the Renewal Agreement and without any pending recognized credit claims, Transener and Transba continued disbursing under the loans granted by CAMMESA, which were disclosed as liabilities. Finally, on December 26, 2016, Transener executed a new agreement with the SE and the ENRE whereby the recognition of higher costs was extended until January 2017.

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

On January 31, 2017, the ENRE issued Resolutions No. 66/17 and No. 73/17, which established the tariffs in effect for the 2017/2021 five-year period, the recognized capital base was set at Ps. 8,343 million and Ps. 3,397 million, and the regulated revenues granted reached Ps. 3,274 million and Ps. 1,499 million for Transener and Transba, respectively. Furthermore, the ENRE also established the mechanism for updating the remuneration, the quality of service and penalties regime, the awards regime and the investment plan to be carried out by both companies during that period.

On April 7 and April 21, 2017, Transener and Transba filed administrative appeals (recursos de reconsideración) against Resolutions No. 66/17 and No. 73/17, respectively. As consequence, on October 25, 2017, the ENRE issued Resolutions No.516/17 and No. 517/17, which although rejected some of Transener and Transba petitions, modified the tariffs in effect for the 2017/2021 five-year period for Transener and Transba, respectively. The recognized capital base was set at Ps.8,629 million and Ps.3,575 million, respectively, and the regulated revenues granted reached Ps.3,534 million and Ps.1,604 million for Transener and Transba, respectively.

Subsequently, on December 15, 2017, the ENRE issued Resolutions No. 627/17 and No. 628/17, through which the applicable tariffs were updated as of August 2017. As a consequence, the regulated revenues granted reached Ps.3,933 million and Ps.1,771 million for Transener and Transba, respectively.

Furthermore, on February 19, 2018, the ENRE issued Resolution No. 37/18 and No. 38/18 adjusting Transener’s and Transba’s remunerations by 24.41% and 23.62%, respectively, for the December 2016 to December 2017 period applicable to the remuneration scheme as of February 2017.

Quality, Safety, Environment and Occupational Health

We consider that economic progress will only be sustainable to the extent performance is attained through the implementation and improvement of a management system committed to all stakeholders: shareholders, customers, employees, community, suppliers and control bodies, with a focus on personal health and safety, environmental care and energy efficiency.

In accordance with this vision, during 2017, we issued a new quality, safety, environment and health (“QSEOH”) policy, which is applicable to all its business segments. This policy makes an integral part of its management system, and operates at all levels of the organization through the setting and monitoring of certain goals and objectives, furthering projects, plans, programs, trainings, audits and assessments. The QSEOH policy is deployed through guidelines which establish good practices, create a common identity, point the way forward, improve QSEOH performance, and enable us to be a safe, reliable, quality, and eco-efficient company. which optimizes its resources and contributes to the quality of life of its employees and community welfare, guaranteeing at all times compliance with requirements set forth by national, provincial and municipal entities, control over different hazards and issues, and impact and risk minimization.

In 2017, we conducted a comprehensive review of our QSEOH guidelines taking into consideration the new business context and corporate requirements, the latest developments in international management regulations, the experience gained through the application of previous guidelines, and the incorporation of quality and reliability requirements. The new guidelines constitute a simple and easy-to-use guide designed to further sustainable business development.

In addition, we continued advancing management programs in all our operations by allocating important resources, both at the corporate and asset level, to staff training; and furthered the development and strengthening of our QSEOH culture through an integrated and aligned QSEOH management.

Risk management, which is key to the management of QSELOH issues, is included as an explicit commitment in the new QSEOH policy and guidelines, and is developed through different systematic and consolidated practices. With the purpose of further enhancing this management with a more strategic focus, in 2017 we started the review of corporate risk management criteria and continued implementing initiatives geared at diminishing QSEOH risks in operations and new projects, including the application of the QSEOH risk management matrix created to measure risk management levels in operations with a focus on: permits and authorizations, integrity, reliability, operational discipline, environmental liabilities, contingencies, and labor health and hygiene.

Quality

We further our management quality using international ISO standards and the ‘National Quality Prize’ as references. The main methodologies applied for quality management are: certified management systems, standards managements, anomalies and audits, and improvement teams.

Our asset management system is certified under ISO 9001, ISO 14001, OHSAS 18001 and ISO 50001 international standards.

During 2017, we successfully completed the Certification Program under these standards, thus demonstrating the efficiency in the scope of set goals and its commitment with customers, suppliers, shareholders, employees and the community. The program includes internal and external maintenance audits and re-certifications, as well as the implementation of new certifications. External audits were conducted by renowned institutions such as TÜV Rheinland, IRAM and Bureau Veritas. Internal audits were conducted by qualified Pampa staff. Furthermore, in 2017 we have moved forward in the upgrade of ISO 9001 (quality management) and ISO 14001 (environmental management) standards under the new 2015 versions, in CTGEBA, HIDISA, HINISA, Central Térmica Güemes and CTP, Quality and Quantity Control Service in GSs, dispatch terminals and HPPL, which we are expected to be completed in all operations in 2018.

In 2017, we reviewed the Standards Management and the Anomalies Management to promote everyday quality throughout the organization. These processes are operated through applications developed in the ‘SharePoint’ environment, an in-house development which provides a simpler, easier to use and more modern solution. In 2017, several upgrades were incorporated into the Standards, Anomalies and Audits standards, thus providing an enhanced user experience. Finally, the progressive implementation of these practices in all operations has begun, seeking cultural integration, which is expected to be concluded in 2018.

With the purpose of improving operations and results through team work, we continue developing ‘Improvement Teams’, an initiative launched in 2012 with the purpose of implementing enhancements with a focus on efficiency, productivity, costs, quality, safety and environment. Since 2013, selected our improvement teams have participated in the National Meeting for Continuous Improvement organized by Sociedad Argentina Pro Mejoramiento Continuo (Argentine Society for Continuous Improvement), where knowledge and experiences are shared.

Safety

As part of the management programs for all its operations, we advanced the definition and follow-up of safety goals and objectives, which are periodically monitored through the QSEOH indicator board, and continued developing initiatives to sustain and improve safety management and performance in each asset.

With the purpose of promoting a safety culture focusing on human behavior and the importance of the safety leadership commitment, the “Behavioral Preventive Observations” practice was implemented, reviewing and building on previous experiences, and developing a simpler and more flexible IT platform. Furthermore, in our oil and gas business, a pilot evaluation of the safety culture was launched, which is expected to be extended throughout the Company in 2018.

As regards labor hygiene, the relevant measurements in connection with work environments and specific risk maps were completed, and deviations were tracked. We also continued the ergonomics program involving the ergonomic survey of specific workplaces.

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

Furthermore, in line with Argentina’s energy requirements and aiming to have an active participation in the diversification of the Argentine energy mix, in 2017 we inaugurated CTPP and CTIW, with an installed capacity of 100 MW each, and also increased Loma de la Lata’s installed capacity by 105 MW. Additionally, we were awarded the closing to CC in CTGEBA and the Corti project, for a 383 MW and 100 MW capacity, respectively. Furthermore, in early 2018, we announced the commencement of construction of the Pampa Energía WPP and the De La Bahía WPP, which together will reach an aggregate installed capacity of 100 MW.

Response to Emergency

We endeavor to prevent undesirable events and are fully prepared to provide a prompt and efficient response to emergency situations to minimize possible consequences. To such effect, as from 2016. In 2017, we continued with the review and standardization of contingency processes in our different units. In addition, there is a corporate contract in place with an environmental emergency response service, which provides for the maintenance of environmental defense centers with specific equipment for this kind of emergencies.

In 2017, we continued making periodic emergency response exercises in terrestrial and aquatic scenarios to develop the skills and competencies necessary to set up emergency plans and coordinate the necessary activities to be deployed should an undesirable event occur.

Occupational Health

In 2017, we approved an alcohol, drugs and psychoactive substances policy. We understand the problem of addictions at the workplace as a blameless disease, and the actions performed under this policy are aimed at protecting the life, health and safety of people working at our facilities, as well as any third parties who may be present at our premises. The principles, commitment and values of the policy arise from our Code of Business Conduct and QSEOH Policy, and are based on the recommendations of the International Labor Organization (ILO) and the World Health Organization (WHO), with the purpose of preventing and doing away with alcohol and drugs misuse at the workplace as a desirable objective. Additionally, Health and Safety at Work Law No. 19,587 provides that work environments should be safe and healthy for employees. During the 2017, we conducted educational and prevention campaigns targeted at employees and their families.

During 2017, we continued implementing the annual program for the prevention of labor risks through a coordinated effort of the Occupational Health and Safety and Hygiene areas, thus complying with legal obligations in the field of occupational health, promoting the physical and psychosocial health of our employees and their families, and responding to sanitary emergencies. All of this was attained through the Occupational Health Medical Control Program and the Health Protection and Promotion Program, which focuses on primary and secondary prevention and the generation of a healthy workplace. The Health Promotion and Protection Program develops actions aimed at generating healthy life habits and behavior through a healthy diet and food safety actions according to IRAM 14201, physical activity, dental prevention, smoking cessation and addiction prevention.

In 2017, progress was made on the ergonomics program, which aims to guarantee a proper layout for the working space, avoid unnecessary movements and efforts, achieve proper visibility and location of work items, establish environmental and ergonomic criteria for the development of future work positions, and improve the employees’ productivity, comfort and safety through the use of ergonomic tools. As regards prevention, we continued providing Cardiopulmonary Resuscitation (CPR) and First Aid training courses, a physical activities plan, flu, and tetanus vaccination campaigns.

We and Fundación Pampa Energía S.A. (the “Foundation”), organized a voluntary blood donation drive in several assets.

Corporate Responsability - Fundación Pampa Energía S.A.

We understand corporate responsibility as a strategic management model which is implemented through the Foundation. With a strong commitment to the community, which goes beyond power demand satisfaction, we develop programs oriented towards improving the life quality of our employees, their families and the communities where we operate.

Since 2008, the Foundation has promoted programs that contribute to strengthening the abilities of people and social organizations, showing a clear sustainable commitment in the communities we are part of.

As from 2016, with the incorporation of Petrobras Argentina’s assets and its communities of influence, the Foundation has adopted a new strategic focus: education as a fundamental right, local management of corporate social responsibility for relationships between the assets and the community, and corporate volunteering.

Professional Training Programs

The purpose of these programs is to provide equal employment and educational opportunities through the social inclusion of vulnerable persons throughout the country, and to accompany young students along each stage of their academic-professional training so that, once the process is completed, young students may become trained and qualified professionals who may successfully integrate in the labor market. Integrated programs for the different stages of this training process include: Primary Level, Secondary Level, College Level, University Level and Professional Level.

Corporate Social Responsibility in our assets

We seek to strengthen our bond with the communities where our assets are located with the commitment to contribute to the social, economic and environmental development of our employees and their families and community. We work together with a social responsibility committee in each asset, which is represented by its own employees, and regional coordinators for the Foundation to plan and develop sustainable local management actions aligned with the values of the Company and of each business.

During 2017, we, together with the Foundation, organized the following activities: (i) Open Doors Program in our plants; (ii) support to communities near our assets (Fundación Banco de Alimentos, the Newen Mapu mapuche community in Catriel, Río Negro, among others); (iii) solidarity hockey event in support of vulnerable children and youth; (iv) local actions for building and infrastructure improvement in the Kindergarten No. 904 ‘Lola Ubeda’ located in the district of San Nicolás, Club de Barrio Santa Rosa in the province of Buenos Aires, among others.

Volunteering Actions

We consider that employees are our best asset, and that each of us can engage our energy and knowledge to the service of those needing them most. For this reason, we launched the “Pampa Volunteering” Program, a participation space for all employees willing to engage in solidarity work. We channeled these actions through volunteering committees, generated a space for involvement and coordinated actions addressing the bond between the asset and the community. Throughout 2017, we performed 75 volunteering activities with the participation of 700 employees. Volunteers dedicated more than 11,000 hours to helping others.

During 2017, volunteers participated in the following activities: collaborative efforts with the Vivienda Digna Organization, a Christmas Eve for Everyone, family day at Pampa and activities to improve educational quality and volunteers preserving the environment.

Capital Expenditures

For a discussion of our capital expenditures, see “Item 5.Operating and Financial Review and Prospects—Capital Expenditures”.

Property, Plant and Equipment

We have freehold and leasehold interests, but there is no specific interest that is individually material to us. The majority of our property, consisting of oil and gas reserves, voltage lines, service stations, a refinery, petrochemicals plants, power plants, manufacturing facilities, stock storage facilities, pipelines, oil and gas wells, and corporate office buildings is located in Argentina. We moved to the corporate office building located at Maipú 1, in the City of Buenos Aires, on July 27, 2016 when we consummated the Acquisition.

Certain items of property, plants and equipment related to the sales agreements executed in December 2017 have been classified as held for sale in the audited consolidated financial statements contained in this annual report (see “—Recent Developments—Sale of Refining and Distribution Assets to Trafigura and “—Recent Developments—Sale of Certain Oil and Gas Assets to Vista”).

Insurance

In our generation business, we carry full insurance for each of our generation assets, including business interruption and general liability insurance. The total generation assets covered under these policies are valued at U.S.$4,727 million.

In our refining and electricity distribution business, our physical assets are insured for up to U.S.$1,516.73 million; however, we do not carry insurance coverage for losses caused by network or business interruption, including loss of our concession.

In our oil & gas business, we carry full insurance, including business interruption and general liability insurance. The total oil & gas assets covered under these insurance policies are valued at U.S.$814 million.

 In our refining and petrochemical business and distribution business, we also carry full insurance, including business interruption and general liability insurance. The total assets covered under insurance policies are valued at U.S.$3,002 million.

Patents and Trademarks

Certain portions of our commercial activities are conducted under licenses granted by third parties. Royalties related to sales associated with such commercial activities are paid under the relevant licenses. In 2017, we used the name “Petrobras” with the permission of Petrobras or its relevant affiliates. We used the name “Petrobras” and related brands for the performance of the downstream business activities in Argentina (basically, operation of gas service stations and production and commercialization of lubricant products), and we have the right to continue doing so (subject to certain contractual terms) for a period of three years, ending in July 2019.

THE ARGENTINE ENERGY SECTOR

Electricity Regulatory Framework

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

In 2006, the SE implemented the Energy Plus Program (pursuant to SE Resolution No. 1,281/06) to create an incentive for increased electricity generation. Projects implemented under the Energy Plus Program are not subject to market regulations regarding prices. Instead, prices can be freely negotiated between generators and users.

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

The Argentine Government additionally continued to implement various measures in order to regulate the operation of the WEM and of the intervening agents. SE Resolution No. 95/13, established values for the remuneration of fixed and variable costs to be paid to generators, co-generators and self-generators for energy sales, and an additional remuneration was added. These values were not applicable to bi-national hydroelectric power plants, nuclear generation or to generation committed in contracts regulated by the SE, such as those under the Energy Plus Program. Such resolution temporarily suspended new contracts under the WEM Term Market, other than those regulated by the SE, and it provided that upon the termination of existing contracts in the Term Market, large users must purchase their energy demand from CAMMESA. In addition, the resolution provides that commercial management and fuel delivery to the WEM plants will be centralized in CAMMESA. Resolution No. 95/2013 of the SE, as amended by Resolution No. 529/2014 of the SE, was updated on several occasions to reflect increases to the remuneration of generators. Recently, SEE Resolution No. 19/2017 modified the entire generation remuneration regime (see “—The Argentine Energy Sector—SEE Resolution No. 19/2017: Remuneration Scheme for Old Capacity”).

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

The ENRE is managed by a five-member board of directors appointed by the Argentine Government. On January 30, 2018, a new board was appointed (Decree No. 84/18). Two of these members are nominated by the Consejo Federal de la Energía Eléctrica (Federal Council on Electricity, or the “CFEE”). The CFEE is funded with a percentage of revenues collected by CAMMESA for each MWh sold in the market. Sixty percent of the funds received by the CFEE are reserved for the Fondo Subsidiario para Compensaciones Regionales de Tarifas a Usuarios Finales (regional tariff subsidy fund for end users), from which the CFEE makes distributions to provinces that have met certain specified tariff provisions. The remaining forty percent are used for investments related to the development of electrical services in the interior of Argentina.

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

CAMMESA is managed by a board formed by representatives of its shareholders. The board of CAMMESA is composed of ten regular and ten alternate directors. Each of the associations that represent generation companies, transmission companies, distribution companies and large users are entitled to appoint two regular and two alternate directors of CAMMESA. The other directors of CAMMESA are the under SEE, who is the board chairman in virtue of the delegation of ME&M and an independent member, who acts as vice chairman. The decisions adopted by the board of directors require the affirmative vote of the board’s chairman. CAMMESA’s operating costs are financed through mandatory contributions by the WEM agents.

Key Participants

Generators

Generators are companies with electricity generating plants that sell output either partially or wholly through the NIS. Generators are subjected to the scheduling and dispatch rules set out in the regulations and managed by CAMMESA. Privately owned generators may also enter into direct contracts with distributors or large users. However, this possibility was suspended by SE Resolution No. 95/2013, which in this respect, remains in effect. As of December 31, 2017, Argentina had a nominal installed capacity as reported by CAMMESA of 135,035 MW. In 2017, thermal generation generated 88,462 GWh (65%), hydroelectrically energy generated 39,183 GWh (29%), the nuclear energy generated 5,716 GWh (4%) and renewable energy generated 2, 674 GWh (2%). In 2017, imports amounted to 734 GWh and exports to 69 GWh.

Transmitters

Transmission companies hold a concession to transmit electric energy from the bulk supply point to electricity distributors. The transmission activity in Argentina is subdivided into two systems: the High Voltage Transmission System (STEEAT), which operates at 500 kV and transports electricity between regions, and the regional distribution system (STEEDT) which operates at 132/220 kV and connects generators, distributors and large users within the same region. Transener is the only company in charge of the STEEAT, and six regional companies operate within the STEEDT (Transcomahue, EPEN, Transnoa, Transnea, Transpa, Transba and Distrocuyo). In addition to these companies, there are also independent transmission companies that operate under a technical license provided by the STEEAT or STEEDT companies.

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

Distributors

Distributors are companies holding a concession to distribute electricity to consumers. Distributors are required to supply any and all demand of electricity in their exclusive areas of concession, at prices (tariffs) and conditions set forth in regulations. Penalties for non-supply are included in the concessions agreements. The three distribution companies divested from SEGBA (Edenor, Edesur and Edelap) represent more than 41% of the electricity market in Argentina. Only a few distribution companies (i.e., Empresa Provincial de Energía de Córdoba, Empresa de Energía de Santa Fé and Energía de Misiones) remain in the hands of the provincial governments and cooperatives. Edelap has been transferred to the jurisdiction of the Province of Buenos Aires.

The Organismo de Control de Energía Eléctrica de la Provincia de Buenos Aires (“OCEBA”) monitors compliance by Buenos Aires Province distributors, including Eden, Edes and Edea as well as the municipal distributors with the provisions of their respective concession agreements. We and Edesur are the largest distribution companies and, together with Edelap, originally comprised SEGBA, which was divided into three distribution companies at the time of its privatization in 1992.

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

Recently, through SEE Resolution No. 20/17, the SE established the spot price at the WEM at 240 Ps./MWh.

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

On January 25, 2016, the ME&M issued Resolution No.6/2016, approving the seasonal WEM prices for each category of users for the period from February 2016 through April 2016. Such resolution readjusted the seasonal prices set forth in the regulatory framework. Energy prices in the spot market had been set by CAMMESA, which determined the price charged by generators for energy sold in the spot market of the WEM on an hourly basis. The WEM prices resulted in the elimination of most energy subsidies and a substantial increase in electricity rates for individuals. Resolution No. 6/2016 introduced different prices according to the customers’ categories. Such resolution also contemplated a social tariff for residential customers who comply with certain consumption requirements, which includes a full exemption for monthly consumptions below or equal to 150 Kwh and preferential tariffs for customers who exceed such consumption level but achieve a monthly consumption lower than that of the same period in the immediately preceding year. This resolution also established tariff benefits addressed to residential customers for reducing their consumption. SEE Resolution No. 41/16 approved the winter seasonal prices in line with the prices included in SEE Resolution No. 6/16. Recently, through SEE Resolution No. 20/2016, the Argentine Government increased the portion of the generation costs to the paid by the end users. The new capacity price is equal to Ps.1,070.11/MWh at rush hour rates; Ps.1,060.95 /MWh at “valley” rates and Ps.1,065.61 /MWh, during the rest of the day. However, differential lower prices were also established for certain type of consumers and special discounts to be applied to the readings in February 2017.

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

The stabilization fund was adversely affected as a result of the modifications to the spot price and the seasonal price made by the emergency regulations, pursuant to which seasonal prices were set below spot prices resulting in large deficits in the stabilization fund. As of December 31, 2017, the stabilization fund balance was a negative amount of Ps. 35,932,706. This deficit has been financed by the Argentine Government through loans to CAMMESA, FONINVEMEM funds, and through other specific agreements between the SE and the generators, but these actions continue to be insufficient to cover the differences between the spot price and the seasonal price.

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

The term market was suspended by SE Resolution No. 95/2013 which, in this aspect, remains in effect (see “Item 4.The Argentine Energy Sector—SE Resolution No. 95/2013, as amended—Price Scheme and other modifications to the WEM” below).

Renewable Energy Term Market

On October 15, 2015, Law No. 27,191 was enacted. Pursuant to such statute, among others by December 31, 2025, 20% of the total domestic energy demand must be satisfied from renewable energy sources. In order to meet such goal, the statute requires wholesale users and CAMMESA to cover their respective portion of domestic energy demand from renewable energy sources at 8%, by December 31, 2017. The percentage required to be covered from renewable energy increases every two years reaching 20% by 2025. The statute also includes tax and other benefits for new renewable energy projects.

Law No. 27,191 was partially regulated through Decree No. 531/2016. According to such regulation wholesale user may satisfy their renewable energy demand through two alternative mechanisms, “group purchases” through CAMMESA, or directly with renewable energy generators in a new renewable energy term market, which was regulated through ME&M Resolution No. 281-E/17.

FONINVEMEM

In 2004, the Argentine Government, seeking to increase thermal generation capacity, created a fund called FONINVEMEM to be administered by CAMMESA and to provide funds for investment in thermal generation. To provide capital for the FONINVEMEM, the SEE invited all WEM participants holding interest-bearing receivable credits against CAMMESA, also known as LVFVDs (Sales Settlements with Due Date to be Determined), that originated from January 2004 to December 2006 to contribute these credits to the FONINVEMEM. In exchange, generators were entitled to participate in the construction of two new 800 MW combined cycle generators to be financed with funds from the FONINVEMEM. Consequently, on December 13, 2005, the generator companies “Sociedad Termoeléctrica Manuel Belgrano S.A.” and “Sociedad Termoeléctrica José de San Martín S.A.” were created. Generators that opted to participate in these projects received ten-year take-or-pay supply contracts of electricity and an equity interest in the two new power projects. As of the date of this annual report, both combined cycle generators had started operations as closed-cycle generations units. In addition, the Argentine Government required generators to contribute 65% of their profits (in the case of hydroelectric generators) or variable margins (in the case of thermal generators) to the FONINVEMEM, to be repaid in 120 installments or, at each generator’s option, capitalized in the new power projects. However, because total investment in these two projects was expected to exceed available financing from the FONINVEMEM, in 2005 the Argentine Government created special charges to non-residential consumers per MWh of energy billed and specific charges applicable to large users, in each case to be deposited in the FONINVEMEM. Our outstanding balance for LVFVDs related to the years 2004 through 2006 under FONINVEMEM, plus accrued interest as of December 31, 2017, net of the realized collections if applicable and at its book value, reaches Ps.66 million. Since March 2010, CAMMESA has started paying the corresponding installments as stated in the FONINVEMEM conditions. Therefore, as of that month, we started collecting the first installment related to receivables of our hydroelectric units, CPB and Central Térmica Güemes.

In 2007, the Argentine Government amended the terms of the FONINVEMEM by reducing mandatory contributions from generators to 50% of profits or variable margins. Repayment of these contributions will also be made in 120 installments at LIBOR plus 1% margin. However, generators were no longer permitted to capitalize their contributions. In addition, on May 31, 2007, the SEE offered generators the opportunity to allocate credits contributed to the FONINVEMEN in 2007 to new electricity investments, so long as these investments were at least four times higher than the amount of the credits. In addition, the following conditions had to be met:

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

•         the project had to be submitted within 45 days from the date of publication of the resolution of the SEE approving this regime; and

•         the construction had to have commenced before March 2008.

In accordance with this resolution, we submitted all of our installed capacity expansion projects against our FONINVEMEN credits for 2007. These projects include HINISA, HIDISA, CPB, Central Térmica Güemes and Loma la Lata, for an aggregate amount of approximately U.S. $13 million as of December 2007. On June 20, 2008 the SEE verified our proposal and instructed CAMMESA to pay the 2007 LVFVDs, which as of December 31, 2008, had been duly collected.

In 2012 and 2013 the SEE (pursuant to SE Resolution No. 1261/2012 and Note No. 5568/13) approved the works in order to increase the total capacity of Termoeléctrica Manuel Belgrano and Termoeléctrica José de San Martín and instructed CAMMESA to request the shareholders of Termoeléctrica Manuel Belgrano and Termoeléctrica José de San Martín to allocate a portion of their LVFVD accrued during 2008-2011 not used in other projects for such purpose.

HIDISA, HINISA, CPB and CTG adhere to such request, which resulted in the partial termination of certain assignments executed with CTLL for the allocation of such LVFVDs to the Loma de la Lata Project. For more information, please see “—Our Business—Generation Business—Loma de la Lata—Loma de la Lata’s 2014 Expansion Project.”

The LVFVD allocated to the expansion of Termoeléctrica Manuel Belgrano and Termoeléctrica José de San Martín will be repaid pursuant to the scheme governing repayment of original investments in these power plants, converted into Dollars at the rate established by the Central Bank (“Tipo de Cambio de Referencia Comunicación A 3500 (Mayorista)”) on the date of the effective payment to the contractors of the works. As of the date of this annual report, CAMMESA repaid some of the LVFVD’s allocated to such projects. As a consequence of the new price scheme under the Resolution. No 19/2017, there are not more additional collections by FONINVEMEN.

As of the date of this annual report, Termoeléctrica Manuel Belgrano and Termoeléctrica José de San Martín executed the amendments of their WEM supply agreement.

WEM Supply Agreements under SE Resolution No. 220/2007

Aiming to modify the market conditions allowing for new investments to increase the generation offer, the SE passed Resolution No. 220/2007, which empowered CAMMESA to enter into WEM supply agreements with WEM generating agents for the energy produced with new generation equipment. These would be long-term agreements, and the values to be paid by CAMMESA in consideration for the capacity and the energy supplied by the generator had to be approved by the SE. The generator would guarantee certain availability of the generation units (established as a percentage), and if it failed to do so, penalties apply.

As of the date of this annual report, we had WEM Supply Agreements in place under SE Resolution No. 220/2007 for Loma de la Lata (for the ST unit and one of the two new GT units installed in the recent years) and Central Térmica Güemes (for CTP).

The agreement for Loma de la Lata to the ST unit sets a capacity payment of U.S.$33.383 per MW-month and an energy payment of U.S.$4 per MWh applicable during the remaining term of the contract (i.e. through October 2021). The term of the agreement is ten years from the date on which commercial operation begins.

The agreement for Loma de la Lata to the GT unit sets a capacity payment of U.S.$16,900 per MW-month and an energy payment of U.S.$7.62 per MWh applicable during the term of the contract. The term of the agreement is ten years from the date on which commercial operation began which occurred on July 5, 2016.

The agreement for Central Térmica Güemes sets a capacity payment of U.S.$ 14,760 per MW. The term of the agreement is ten years from the date in which commercial operation began.

In both cases, we, as generator, guarantee a certain availability of the units involved in the agreement. If the units do not meet such minimum availability, CAMMESA may apply penalties, which are discounted from the revenues to be paid for the capacity and energy sold under the agreements.

Wholesale Demand Agreements

Aiming to modify the market conditions to promote new investments to increase the generation offer, the ME&M passed Resolution No. 21/16, calling for bids for new generation projects to cover 2017 and Summer 2018 demand peaks. The awarded projects would execute PPAs to be executed with CAMMESA for a term of up to 10 years and with capacity and energy prices, similar to or under the WEM Supply Agreements pursuant to SE Resolution No. 220/2007.

Loma de la Lata installed a new GT unit under this scheme which sets a capacity payment of U.S.$24,000 (1-6 years), U.S.$23,000(7-8 years) and U.S.$20.000 (9-10 years) per MW-month and an energy payment of U.S.$7.5 per MWh applicable during the term of the contract. The term of the agreement is ten years from the date on which commercial operation began which occurred on September 5, 2017.

CTPP units are remunerated under this scheme. The agreement sets a capacity payment of U.S.$ 26,900 per MW-month and an energy payment of U.S.$ 15 per MWh for natural gas and U.S.$ 16 per MWh for fuel oil, applicable during the term of the contract. The term of the agreement is ten years from the date on which commercial operation began which occurred on July 31, 2017.

CTIW unit are remunerated under this scheme. The agreement sets a capacity payment of U.S.$ 21,800 per MW-month and an energy payment of U.S.$ 12 per MWh for natural gas and U.S.$ 15 per MWh for fuel oil applicable during the term of the contract. The term of the agreement is ten years from the date on which commercial operation began which occurred on December 22, 2017.

WEM Supply Agreements under SE Resolution No. 724/2008

On July 24, 2008, the SEE issued Resolution No. 724/2008 authorizing the execution of WEM committed supply agreements with generation agents, related to the repair and/or repowering of generation units and/or related equipment. This resolution applies to those WEM generation agents filing plans to repair and/or repower their generating equipment and for which costs would exceed 50% of the revenues that they expect to receive on the spot market. The SE determines whether the generation agent is eligible to receive financing for the difference between the costs of repairs and the compensation to be received under the proposed agreement. Under this resolution, CTLL has signed agreements that permit it to recover receivables from CAMMESA up to 50% of the cost of any repairs or repowering of generation units and related equipment. Under such agreements, in connection with Loma de la Lata’s 2014 expansion project, the generation subsidiaries have assigned to this project their consolidated receivables accrued from 2008 through 2010. In addition, under such agreements CTLL has issued several credit assignment agreements with other WEM generators (related companies and third parties) in connection with their LVFVDs accumulated between January 1, 2008 and December 31, 2010 by virtue of Subsection c) of SE Resolution No. 406/2003, as well as the LVFVDs accumulated for the Procedure to Dispatch Natural Gas for the Generation of Electricity.

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

Price Scheme – 2008-2011 Agreement

On November 25, 2010, the SEE entered into the 2008-2011 Agreement with all private generators in order to increase the installed capacity during 2011—by the cancellation of the LVFVD accrued by the generators between 2008 and 2011—and to establish a new scheme for the remuneration of generators’ sales in the spot market. In addition, according to the 2008-2011 Agreement, all hydroelectric units with an installed capacity of less than 250 MW will receive their energy spot markets sales according to the priority provided in Subsection 4e), of SE Resolution No. 406/2003.

According to Section 8 of the 2008-2011 Agreement, its implementation required the execution of complementary agreements between the SEE and the generators. On April 1, 2011, we and our generators―executed the “Acuerdo para el Aumento de la Disponibilidad de Generación Térmica” (“Complementary Agreement”) with the SEE.

In the Complementary Agreement, the Pampa generators committed themselves to construct the Project CTP. The project comprised two stages of 30 MW and 15 MW, respectively. The SEE committed itself to instruct CAMMESA to pay the LVFVD accrued by the Pampa Generators between 2008 and 2011—not included in a WEM Supply Agreement under SE Resolution No. 724/2008—up to an amount equal to the 30% of the investments under the Project. The first stage of the Project CTP was concluded as scheduled. Pursuant to the Specific Conditions, the second stage of Project CTP shall not be executed. Instead, the engines that amounted to the 15 MW under the second stage of Project CTP shall be installed in Loma de la Lata (See “—Our Business—Our Generation Business— Loma de la Lata’s 2014 Expansion Project”).

On October 17, 2011, CAMMESA sent a brief to the SEE in relation to the first stage of the Project, concluding that the maximum value to be recognized in favor of us according to the Complementary Agreement amounted to U.S.$ 8,083,799. However, as of the date of this annual report, the LVFVDs had not been cancelled. Our Generators have filed the appropriate administrative remedies (see “Item 8. Legal Proceedings”). The outstanding balance of 2008, 2009, 2010 and 2011 LVFVD, plus accrued interest, at its book value, reached Ps.1,445 million as of December 31, 2016.

Energy Plus Program – SE Resolution No. 1,281/06

In September 2006, the SEE issued Resolution No. 1281/2006 in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis. This resolution sought to create incentives for energy generation plants in order to meet increasing energy needs. The resolution’s principal objective is to ensure that energy available in the market is used primarily to service residential users and industrial and commercial users whose energy demand is equal to or below 300 kW and who do not have access to other viable energy alternatives. To achieve this, the resolution provided that:

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

The resolution also established the price large users were required to pay for excess demand, if not previously contracted under Energía Plus, a price closer to the marginal cost of operations. This marginal cost is equal to the generation cost of the last generation unit transmitted to supply the incremental demand for electricity at any given time. The SEE established certain temporary price caps to be paid by large users for any excess demand (as of the date of this annual report, Ps.650 for GUMEs and GUMAs and Ps.0 per MWh for GUDIs).

For information about our projects aimed at taking advantage of Energía Plus Program. See “—Our Business—Our Generation Business.”

Natural Gas Supply pursuant to the Gas Plus Program

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

As a consequence thereof: (i) on September 3, 2015 CTLL declared the force majeure of the Natural Gas Agreement with Pan American Energy LLC Argentine branch, resulting in the suspension of the obligations of CTLL thereunder, and filed claims against CAMMESA in connection with such agreement; and (ii) on January 1, 2016, declared the force majeure of the Natural Gas Agreement with Petrolera Pampa, resulting in the suspension of the obligations of CTLL thereunder, and filed claims against CAMMESA in connection with such agreement. As of the date of this annual report, CTLL had filed the corresponding judicial claim.

SEE Resolution No. 19/2017: Remuneration Scheme for Old Capacity

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

Minimum Remuneration

It applies to generators with no Availability Commitments:

Technology / Scale	Minimum Price (U.S.$/ MW-month)
Large CC Capacity > 150 MW	3,050
Large ST Capacity > 100 MW	4,350
Small ST Capacity ≤ 100 MW	5,700
Large GT Capacity > 50 MW	3,550
Internal Combustion Engines	5,700

Base Remuneration

It applies to generators with Availability Commitments:

Period	Base Price (U. S.$/MW- month)
May 2017 – October 2017	6,000
November 2017 onwards	7,000

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

Period	Additional Price (U.S.$/MW-month)
May 2017 – October 2017	1,000
November 2017 onwards	2,000

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

Base Remuneration

It is determined by the actual power capacity plus that under programmed and/or agreed maintenance:

Classification	Base Price (U.S.$/MW- month)
Medium HI Capacity > 120 ≤ 300 MW	3,000
Small HI Capacity > 50 ≤ 120 MW	4,500
Large Pumped HI Capacity > 120 ≤ 300 MW	2,000

Similarly, to the provisions of SE Resolution No. 22/2016, in the case of hydroelectric power plants maintaining control structures on river courses and not having an associated power plant, a 1.20 factor will be applied to the plant at the headwaters.

Additional Remuneration

It applies to power plants of any scale for their actual availability and based on the applicable period:

Type of Power Plant	Period	Additional Price (U.S.$/MW-month)
Conventional	May 2017 – October 2017	500
	November 2017 onwards	1,000
Pumped	May 2017 – October 2017	0
	November 2017 onwards	500

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

Remuneration for Generated and Operated Energy

The remuneration for Generated Energy is valued at variable prices according to the type of fuel:

Technology / Scale	In U.S.$/MWh
	Natural Gas	Hydrocarbons
Large CC Capacity > 150 MW	5.0	8.0
Large ST Capacity > 100 MW	5.0	8.0
Small ST Capacity ≤ 100 MW	5.0	8.0
Large GT Capacity > 50 MW	5.0	8.0
Internal Combustion Engines	7.0	10.0

The remuneration for Operated Energy applies to the integration of hourly power capacities for the period, and is valued at U.S.$2.0/MWh for any type of fuel.

In the case of hydroelectric plants, prices for Generated and Operated Energy are as follows:

Technology / Scale	In U.S.$/MWh
	Generated Energy	Operated Energy
Medium HI Capacity > 120 ≤ 300 MW	3.5	1.4
Small HI Capacity > 50 ≤ 120 MW	3.5	1.4
Large Pumped HI Capacity > 120 ≤ 300 MW	3.5	1.4

Additional Remuneration for Low-Use Thermal Generators

The resolution provides for an additional remuneration for low-use thermal generators having frequent startups based on the monthly generated energy for a price of U.S.$2.6/MWh multiplied by the usage/startup factor.

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

Co-generation and Combined Cycle Projects

Aligned with the Macri administration’s aims to promote new energy generation projects, SEE issued Resolution No. 287/17 calling for bids for projects consisting new co-generation and the termination of existing GT units in combined cycle. The selected project is required to have a low specific consumption (below 1,680 kcal/kWh operating on natural gas and 1,820 kcal/kWh operating on liquid fuels).

The selected project will be remunerated by PPAs (similar to those implemented by ME&M Resolution 21/16) with a term of 15 years. The price is split in a capacity price, a non-fuel variable cost for the energy generated and, if applicable, the fuel costs. The capacity and energy generated exceeding the committed under the agreement will be remunerated according SEE Resolution No. 19/2017.

The Company proposed three projects: (i) co-generation at Puerto Gral. San Martín Plant; (ii) the closing of the combined cycle at Loma de la Lata; and (iii) the closing of the combined cycle at GENELBA.

The Genelba project was selected after a call for an improvement of offers. The project comprises an increase in the capacity of the existent GT unit, the installation of a new GT unit and a new ST unit, with a total capacity of 552 MW. The project will require an investment of approximately U.S.$360 million. The commercial operation of the new GT unit is schedule for the second quarter of 2019, while the commercial operation as combined cycle is scheduled for the second quarter of 2020.

Renewable Energy Distributed Generation

On December 27, 2017, Law 27,424 was passed. Such law declares the distributed generation of renewable energy of “national interest” and set forth the basic conditions for such generation by the energy distributor’s final users (excluding large users and self-generators) both for their own use and he sale of any exceeding generation to the network. As of the date of this annual report, further regulations were required for the effective implementation of this regime.

Restructuring of Argentine Government’s Energy Sector Assets

On October 31, 2017, the Macri administration issued Decree No. 882/17 ordering the restructuring of the Argentine Government’s energy sector assets aimed at the reduction of government participation.

Pursuant to the Decree:

1.        the ME&M is to take all necessary actions for the merger of ENARSAS’ and EBISA and change the corporate name of the merged entities to Integración Energética Argentina S.A. (“IEA”). IEA will be responsible for selling Argentina’s generation capacity in binational energy projects;

2.        IEA will be responsible for the construction of hydroelectric projects on the Santa Cruz river (Barrancosa and Condor Cliff). In addition, IEA will grant the future electric power generation concession. The ME&M must establish a public and competitive process for its future transfer to the private sector;

3.        IEA will be responsible for the construction of the following projects: (a) CT Río Turbio; (b) Gasoducto Regional Centro II; (c) Gasoducto Sistema Cordillerano y Patagónico; (d) Gasoducto Cordillerano; y (e) Gasoducto de la Costa.

4.        The ME&M must take all necessary actions to sell: (a) CT Ensenada de Barragán and Bgd. López (the purchaser must close the combined cycle); (b) Argentine Government’s rights in CT Manuel Belgrano II; and (c) ENARSA equity participation in CITELEC;

5.        The ME&M must, through sale, assignment or other method; transfer:

a.        The Argentine Government’s equity participation in Central Dique S.A., CTG, Central Puerto S.A., Centrales Térmicas Patagónicas S.A., TRANSPA and Dioxitek;

b.       The Argentine Government’s right in Termoeléctrica José de San Martín, Termoeléctrica Manuel Belgrano, Termoeléctrica Vuelta de Obligado, and Termoeléctrica Guillermo Brown.

The decree authorized the ME&M to collect part of the price for the abovementioned assets in LVFVD issued under SE Resolution No. 406/03 as amended. The ME&M is entitled to define the specific conditions for such collection.

In order to value the assets, the decree establishes the intervention of the relevant public entities (e.g. Tribunal de Tasaciones). However, it also authorizes to hire private specialized firms.

As of the date of this annual report, no public sale process had been launched.

Oil & Gas Regulatory Framework

History of the Hydrocarbon Market - Market De-regulation

Until the early 1990s, the Argentine Government ran most hydrocarbon-related activities, including exploration, production and transportation. Despite the fact that the Ley de Hidrocarburos (the “Hydrocarbons Law”), which was passed in 1967, allowed the Argentine Government to grant exploration permits and concessions to the private sector this power was rarely exercised. Prior to 1989, private sector companies were engaged in exploitation activities through services agreements with YPF. The oil thus extracted was delivered to YPF, which would then allocate it to refineries. Oil prices were fixed by the Argentine Government at levels that were generally significantly below international prices.

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

Law No. 27,007 provided that the National Executive Branch shall include in the Promotional Investment Regime established by Decree No. 929/2013 the direct investment projects that contemplate investments for an amount of U.S.$250 million in a 3-year period. Currently, the benefits under this regime apply to projects for amounts higher than U.S.$1,000 million in a 5-years period.

The benefits under this promotional regime will be enjoyed after the third year and shall apply to 20% of the production of the project, in the case of on shore projects –whether conventional or unconventional- and to 60%, in the case of offshore projects. To qualify as an offshore project, the wells’ depth measured between the surface and the seabed must be of at least 90 meters.

Law No. 27,007 also established two contributions payable to the Provinces in connection with the projects subject to this promotional regime: (i) 2.5% of the initial investment to develop corporate social responsibility projects, payable by the owner of the project and (ii) a contribution, which amount shall be determined by the Commission created by Decree No. 1277/2012 (the “Commission”) considering the size and scope of the project, to develop infrastructure projects in the relevant Province and payable by the Argentine Government.

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

Exploration and Production Regulatory Framework

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

The Hydrocarbons Law originally granted exploration permits and production concessions at the federal level through a competitive bidding process. Since the enactment of the Federalization Law, this power is exercised by both the federal and provincial governments, as applicable. Companies and individuals seeking to obtain oil and gas permits and to participate in concession bidding processes need to satisfy certain registration requirements with the SE. Permits granted to third parties in connection with the deregulation and de-monopolization process were granted in accordance with procedures specified in certain decrees, known as the “Oil Deregulation Decrees,” issued by the Argentine Government. In 1991, the Argentine Government established a program under the Hydrocarbons Law, known as the “Argentina Exploration Plan”, which remains in effect and pursuant to which exploration permits may be auctioned. The holder of an exploration permit has the exclusive right to perform the operations necessary or appropriate for the exploration of oil and gas within the area specified by the permit. Each exploration permit may cover only unexplored areas up to 10,000 square kilometers in size (or 15,000 square kilometers for offshore exploration), and may have a term of up to 14 years (or 17 years for offshore exploration).

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

Under the Hydrocarbons Law, holders of exploration permits and production concessions are required to carry out all necessary works to find or extract hydrocarbons, using appropriate techniques, and to make the investments specified in their respective permits or concessions. In addition, holders must avoid damage to oil and gas fields and hydrocarbon waste, must undertake adequate measures to prevent accidents and damage to agricultural activities, the fishing industry, communications networks and ground water, and must comply with all applicable federal, provincial and local laws and regulations. Failure by the holder of permits or concessions to make the relevant investments or take the measures required to avoid damages entitles the federal or provincial government who granted such permits or concessions to revoke or terminate them early, as applicable. Recently, provincial governments have revoked concessions, including one of our concessions, arguing that concessionaires had failed to make the required investment. See “Item 3.Key Information—Risk Factors—Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may not be renewed or could be revoked.”

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

Authorized Governmental Agency

The SE is the Argentine Government agency in charge of enforcing the Hydrocarbons Law. However, the executive branch of Argentine Government is in charge of determining areas in which hydrocarbons activities are to be encouraged and, together with provincial governments, the granting of permits and concessions. Pursuant to the Federalization Law, each province has the authority to enforce the Hydrocarbons Law within its own territory.

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

Also, on April 2012 the Argentine Congress passed Law No. 26,741, expropriating 51% of the shares of YPF owned by the Spanish energy company, Repsol YPF. Under the terms of the law, out of the 51% of total shares to be expropriated, 51% of such shares are held by the Argentine Government and the remaining 49% are held by oil-producing Argentine Provinces.

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

Transporters of hydrocarbons must comply with the provisions established by Decree No. 44/91, which implements and regulates the Hydrocarbons Law as it relates to the transportation of hydrocarbons through oil pipelines, gas pipelines, multiple purpose pipelines and/or any other services provided by means of permanent and fixed installations for transportation, loading, dispatching, tapping, compression, conditioning infrastructure and hydrocarbon processing. This decree is applicable to oil pipelines and not to gas pipelines. See “—Argentine Energy Sector—Oil & Gas Regulatory Framework—Gas Market.”

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

Refining and Distribution Regulatory Framework

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

The Argentine Government has also imposed restrictions on exports, requiring producers to obtain authorization before performing export operations (pursuant to Decree No. 645/02 and SE Resolutions Nos. 1,679/04 and 1,338/06). Prior to obtaining the SE’s approval to export crude oil or diesel oil, producers must generally demonstrate that they have either satisfied local demand requirements or granted the domestic market the opportunity to purchase oil on similar terms. Potential exporters of diesel oil must also register in advance with the Argentine Government (pursuant to SE Resolution No. 1,679/04).

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

Under SE Resolution No. 1,283/06 and its amendments, the quality parameters and application times established for the GO were impracticable to timely and properly apply. This caused major economic damages to the industry and the Argentine Government, which made refining companies under the Oil Industry Chamber file several requests for revision and enhancing proposals.

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

Additionally, Resolution SRH No. 5/16 provides that the maximum sulfur content in fuel oil will be 7,000 mg/kg. Refineries not meeting this specification should file an adjustment plan. We submitted this plan and the authorities notified us that we were authorized to dispatch FO with a maximum 1% sulfur content from the RBB until June, 2018.

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

Market Regulation

Under the Hydrocarbons Law and certain decrees issued in connection with the deregulation and de-monopolization process that took place in the early 1990s (the “Oil Deregulation Decrees”), holders of production concessions had the right, with a few limited exceptions, to freely dispose of their production either through sales in the domestic market or through exports. However, since 2002, the Argentine Government has imposed restrictions on the export of hydrocarbons under the Hydrocarbons Law. See “Refining and Marketing” above and “Item 3.Key Information—Risk Factors— Factors Relating to Argentina—Limits on exports of hydrocarbons and related oil products have affected and may continue to affect our results of operations.”

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

According to the Hydrocarbons Law, royalties equivalent to 12% of the wellhead price of crude oil and natural gas are paid in Argentina, though a province may require the payment of a higher royalty rate upon renewal of a concession, up to a maximum of 18%. The wellhead price is calculated by deducting freight and other sales-related expenses from the sale prices obtained from transactions with third parties. The Hydrocarbons Law authorizes the Argentine Government to reduce royalties by 5% based on the productivity and location of a well and other special conditions. Any oil and gas produced by the holder of an exploration permit prior to the granting of a production concession is subject to the payment of a 15% royalty.

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

The Argentine Government has also undertaken initiatives aimed at securing the supply of diesel fuel at subsidized, differential prices for regulated-rate public transportation service providers. Following Decree No. 675/03 (as amended by Decrees Nos. 159/04, 945/04, 280/05 and 564/05), several agreements were subsequently signed whereby refining companies agreed to supply diesel oil at lower than market prices, depending on the kind of services provided by the transportation companies. Decree No. 449/08 empowered the Jefe de Gabinete (Chief of Staff) to sign annual agreements extending the diesel fuel subsidy to transportation companies for the fiscal year 2008. As of the date of this annual report, such an agreement signed between the Company and the Chief of Staff pursuant to Decree No. 449/08 was still in effect.

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

The production of crude oil has shown a downward trend in recent years. Therefore, as was the case in the gas market, the Argentine Government started a search for tools and regulations that could serve to resume the path to growth. The Petróleo Plus Program (Resolution No. 1312/2008) was created with that objective.

According to the Petróleo Plus Program, oil producers able to prove an increase in their production of oil and the replenishment of their proven reserves were entitled to a series of tax credits that they could apply to the payment of export duties on their oil, liquefied petroleum gas and other by-products that are due under Resolution No.394/2007. The Petróleo Plus program came into force on December 1, 2008, with retroactive effect to October 1, 2008. These tax credit certificates issued by the SEE are transferable.

In February 2015, the Commission’s Resolution No. 14/2015 was published, creating the Programa de Estímulo a la Produccion de Petroleo (the “Oil Encouragement Program”). Companies which participate in the Oil Encouragement Program, agreed to a minimum production (the “Base Production”) and could expect to receive U.S.$3/Bbl or U.S.$2/Bbl (depending if it was for the local market or for export) for any Bbl in excess of the Base Production up to a maximum price per Bbl of 70 U.S.$ /Bbl for Escalante oil and 84 U.S.$/Bbl for Medanito oil.

On July 13, 2015, the Argentine Government, through Decree No. 1,330/2015, terminated the Oil Plus program, establishing a compensation payable in Argentine sovereign bonds (namely, BONAR 2018 and BONAR 2024) for fiscal credits accrued but not paid under this program.

On January 6, 2017, upon the expiration of the Public Emergency Act No. 25,561/02 (as amended and supplemented), the withholding scheme for exports of oil and its derivatives terminated and, therefore, all applicable outstanding rights were canceled by the customs office.

On January, 11, 2017 the Argentine Government, producers and refiners signed the “Agreement for the Transition to International Prices of the Argentina Hydrocarbon Industry” establishing a price scheme in order for the price of the barrel of oil produced in Argentina to track international prices during 2017.

On March 20, 2017, the Argentine Government through Decree No. 192/2017, created the “Crude Oil and its Derivatives Registry” requiring a specific authorization of the SEE to proceed with an importation of crude oil or of certain specific derivatives.

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

In addition, in 2007, through the state-run energy company ENARSA, the Argentine Government started to import gas from Bolivia and to request shipments of liquefied natural gas tankers to meet the system’s minimum demand levels, replacing part of the gas used by power plants with alternative fossil fuels such as diesel oil and fuel oil. The above-mentioned gas imports are financed through a trust that is funded through a specific charge in the bills of non-priority users.

In view of such trend, the Argentine Government decided to introduce new resolutions seeking to incentivize investment and production. The SE Resolution No. 24/2008 (subsequently amended by SE Resolution No. 1031/2008) instituted the Gas Plus Program. The main incentive to gas producers was that gas extracted within the framework of the program could be freely disposed and commercialized. To qualify for the program producers are required to submit a project of investments in new gas blocks, in blocks that had not been in production since 2004 or in blocks that are geologically complex (compact sand or with low permeability). In addition, to be eligible for this program –unless the applicant is a new company– the firm had to be in compliance with its output quotas as established in the Producers’ Agreement.

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

Before June 30, 2013, any person registered with the National Registry of Hydrocarbon Investments created by Executive Order No. 1,277/12 could submit its project before the Hydrocarbons Commission. The Argentine Government undertook to pay a monthly compensation resulting from:

i.              The difference between the Surplus Injection price (U.S.$7.5/MMBTU) and the price actually collected from the sale of the Surplus Injection, plus;

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

On May 20, 2016, the Argentine Government issued the Decree No. 704/16 authorizing the issuing of bonds in dollars (BONAR 2020) as payment of its debts in regard of the Natural Gas Stimulus Program and Natural Gas Surplus Injection Stimulus Program (Resolutions. 1/13 and 60/13).

On October 2016, the ME&M issued Resolution No. 212/16, which instructed ENARGAS to published the new tariff charts for the natural gas after a long discussion that ended after a Supreme Court ruling. According to such resolution and after the corresponding public hearing, the ENARGAS published the new tariff charts for Transportation and Distribution companies.

On March 6, 2017, the ME&M issued Resolution No.46-E/17 creating the “Stimulus Program for Unconventional Production” whose objective is to promote investments in non-conventional gas production (tight gas or shale gas) from fields located at the Neuquina Basin. The Argentine Government undertook to pay a monthly compensation for each area located at the Neuquina Basin under the “Stimulus Program for Non-Conventional Production” ensuring a minimum gas price of: (i) U.S.$7.50/mmBtu for 2018, (ii) U.S.$7.00/mmBtu for 2019, (iii) U.S.$6.50/mmBtu for 2020 and (iv) U.S.$6.00/mmBtu for 2021.

The “Stimulus Program for Non-Conventional Production” was modified by the Resolution No. 419/17 which stated some limitations upon the compensation. Subsequently, Resolution No. 447-E/2017 extended the “Stimulus Program for Non-Conventional Production” to fields located at the Austral basin.

On June 7, 2017 the ENARGAS issued Resolution No. 4502/17 approving the Emergency Committee Procedure which rules the measures to be taken in case of the households and small retailers (“priority demand”) natural gas demand cannot be satisfied.

On November 29, 2017 the Argentine Government and natural gas producers signed the “Agreement on Natural Gas Supply for Distributors” establishing a price and volume scheme, and the main characteristics of gas supply contracts between producers and distributors to be applied through December 2019.

On December 31, 2017, Law No. 25.561 (the “Public Emergency Law”) expired, except for some aspects reached by Law 27.345.

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

Item 5.    Operating and Financial Review and Prospects

This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Forward-Looking Statements” and “Item 3.Key Information—Risk Factors” and the matters set forth in this annual report generally.

The following discussion is based on, and should be read in conjunction with our Consolidated Financial Statements and related notes contained in this annual report, as well as “Item 3.Key Information—Selected Financial Data”.

Sources of Revenues

Generation

Our electricity generation operations derive revenues from the sale of electricity in the spot market, through contracts with CAMMESA and through term contracts with large users within the MAT.

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

Oil & Gas

Our oil and gas operations derive revenues from the sale of natural gas, through term contracts under the Gas Plus Regime or to industrial clients. Regarding crude oil, we sell substantially all of our production to our refining and distribution business segment to satisfy our refining requirements, or to our partners with which we are associated in production areas. In December 2017 we agreed to divest certain oil and gas assets (see “Item 4. Recent Developments –Sale of Certain Oil and Gas Assets to Vista”), as a result, the related revenues were disclosed within discontinued operations.

Refining and Distribution

In December 2017 we agreed to divest assets related to refining and distribution segment (see “Item 4.Recent Development— Sale of Refining and Distribution Assets to Trafigura”), as a result, the refining and distribution revenues from the sale of crude oil and refined products (diesel, gasoline, fuels and lubricants) through our commercial network of gas stations located throughout Argentina and to wholesale customers, industrial, construction and marine markets, which are recognized upon delivery of the relevant products, were disclosed within discontinued operations.

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

In December 2017, we agreed to divest our main assets related to refining and distribution segment and certain oil and gas assets, that had been incorporated through Petrobras Acquisition in July 2016 (see “Item 4.Recent Developments—Sale of Refining and Distribution Assets to Trafigura” and “Item 4.Recent Development—Sale of Certain Oil and Gas Assets to Vista”). Therefore, the results of the affected operations have been disclosed under “Discontinued Operations” in the consolidated statement of comprehensive income and the consolidated statement of cash flows.

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

The following table sets forth key economic indicators in Argentina during the years indicated:

	Year ended December 31,
	2017	2016	2015	2014	2013
Real GDP (% change)	2.8	-2.2	2.6	-2.5	2.4
Nominal GDP (in millions of Pesos)	10,233,090	8,055,988	5,854,014	4,579,086	3,348,308
Real Consumption (% change)	3.3	-1.4	3.5	-4.4	3.6
Real Investment (% change)	9.5	-5.4	3.8	-6.8	2.3
Industrial Production (% change)	1.8	-4.8	0.4	-5.1	0.4
Consumer Price Index **	24.8	39.7	15	23.8	10.9
Nominal Exchange Rate (in Ps./U.S.$ at year end)	18.95	16.17	13.4	8.6	6.5
Exports (in millions of U.S.$)	58,427	57,413	56,752	68,335	75,963
Imports (in millions of U.S.$)	66,899	55,753	59,787	65,229	74,442
Trade Balance (in millions of U.S.$)	-8,472	1,659	-3,035	3,106	1,521
Current Account (% of GDP)	-5.5	-2.7	-2.5	-1.4	-2
Reserves (in millions of U.S.$)	55,600	37,859	24,824	30,119	30,589
Tax Collection (in millions of Pesos)	2,578,609	2,007,811	1,537,948	1,169,683	858,832
Primary Surplus (in millions of Pesos)	-404,142	-359,382	-235,117	-155,522	-82,212
Public Debt (% of GDP at December 31)*	53.4	48.7	37.2	41.5	35.2
Public Debt Service (% of GDP)	6.1	5.3	4.4	3.8	3.7
External Debt (% of GDP at December 31)	32.7	34.9	26	27.7	25.0

Sources: INDEC; Central Bank; Ministry of Treasury.
*Includes holdouts
** The CPI for 2015 was calculated for the ten-month period ended October 31, 2015. In November 2015, the INDEC suspended the publication of the CPI and the WPI.

In 2016, under the Macri administration the methodology used for the calculation of the economic indicators at the INDEC was updated. As a consequence, all the official economic data since 2004 has been revised.

Following years of hyperinflation and economic recession, in 1991 the Argentine Government adopted an economic program that sought to liberalize the economy and impose monetary discipline. The economic program, which came to be known as the Convertibility Regime, was centered on the Convertibility Law of 1991 and a number of measures intended to liberalize the economy, including the privatization of a significant number of public sector companies (including certain of our subsidiaries and co-controlled companies). The Convertibility Law established a fixed exchange rate based on what is generally known as a currency board. The goal of this system was to stabilize the inflation rate by requiring that Argentina’s monetary base be fully backed by the Central Bank’s gross international reserves. This restrained the Central Bank’s ability to effect changes in the monetary supply by issuing additional Pesos and fixed the exchange rate of the Peso and the U.S. Dollar at Ps.1.00 to U.S.$1.00.

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

The economic crisis led to an unprecedented social and political crisis, including the resignation of President Fernando De la Rúa and his entire administration in December 2001. After a series of interim Governments, in January 2002 the Argentine Congress appointed Senator Eduardo Duhalde, a former vice-president and former governor of the Province of Buenos Aires, to complete de De la Rúa’s term trhough December 2003.

On January 6, 2002, the Argentine congress enacted the Public Emergency Law, which introduced dramatic changes to Argentina’s economic model, empowered the Argentine Government to implement, among others, additional monetary, financial and foreign exchange measures to overcome the economic crisis in the short term and brought to an end the Convertibility Regime, including the fixed parity of the U.S. Dollar and the Peso. Following the adoption of the Public Emergency Law, the Peso devalued dramatically, reaching its lowest level on June 25, 2002, at which time it had devalued from Ps.1.00 to Ps.3.90 per U.S. Dollar according to Banco Nación. The devaluation of the Peso had a substantial negative effect on the Argentine economy and on the financial condition of individuals and businesses. The devaluation caused many Argentine businesses (including us) to default on their foreign currency debt obligations, significantly reduced real wages and crippled businesses that depended on domestic demand, such as public utilities and the financial services industry. The devaluation of the Peso created pressure on the domestic pricing system and triggered very high rates of inflation. According to INDEC, during 2002 the Argentine WPI increased by approximately 118% and the Argentine CPI rose approximately 41%.

Following the adoption of the Public Emergency Law, the Argentine Government implemented measures, whether by executive decree, Central Bank regulation or federal legislation, attempting to address the effects of the collapse of the Convertibility Regime, recover access to financial markets, reduce Government spending, restore liquidity to the financial system, reduce unemployment and generally stimulate the economy.

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

Although the conditions necessary to qualify the Argentine economy as hyperinflationary in accordance with the provisions of IAS 29 have not been met, and considering professional and regulatory limitations for the preparation of adjusted financial statements as of December 31, 2017, certain macroeconomic variables affecting the Company’s business, such as wage costs and purchase prices, have experienced significant annual variations, and as a result should be considered in the evaluation and interpretation of the financial position and results presented by the Company in the Consolidated Financial Statements. In case, inflation rates continue to escalate in the future, the Argentine Peso may qualify as a currency of a hyperinflationary economy, in which case our audited consolidated financial statements and other financial information may need to be adjusted by applying a general price index and expressed in the measuring unit (i.e., the hyperinflationary currency) current at the end of each reporting period. We cannot determine at this time the impact this would have on our results of operations and financial condition.

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

On December 17, 2015, the Peso depreciated approximately 36% against the U.S. Dollar following the announcement of the lifting of a significant portion of exchange restrictions by the Macri administration (See “Item 3.Key Information—Risk Factors—Factors Relating to Argentina—Fluctuations in the value of the Peso could adversely affect the Argentine economy, and consequently, our results of operations or financial condition”), which caused the Peso to U.S. Dollar exchange rate to reach Ps.13.40 to U.S.$1.00.

In 2016, the Argentine economy contracted by 2.2%. Although the economic activity showed a slight improvement during the last months of the year, 2016 is considered to be a recessive year.

The negative results may be explained by the deepening contraction in certain sectors that performed poorly in terms of activity. In this sense, during the second quarter of 2016, lower levels of agricultural production were exacerbated by a lower than expected harvest (affected by unusual rains), in addition to a large decline in construction activity and a decrease in retail sector activity. Industrial production also showed a weak performance.

In terms of inflation, the pace of growth of domestic prices accelerated during the first half of 2016 as a result of the increase in the value of the U.S. Dollar relative to the Peso in the official market. In addition, monthly price increases in the first half of 2016 were mainly related to an update of some regulated prices such as public utility tariffs (gas and electricity prices) and urban transport, mainly in the Buenos Aires metropolitan region. As of the third quarter of 2016, price increases began to decelerate as a result of the absence of new tariff increases, the stagnation of economic activity, the relative low price of the U.S. Dollar in the local market and the restrictive monetary policy, through high interest rates that sought to contain the currency pressure, drove the deceleration in inflation, which slowed to a monthly average of 1.1% in the July to September 2016 period. During the last quarter of 2016, the monthly inflation average was 1.7%, and the annual rate of increase in consumer prices ended the year slightly below 40%. The Macri administration announced the adoption of an inflation targeting regime to apply in parallel with the floating exchange rate regime and established inflation targets for the next four years. The Central Bank has increased intervention efforts in the foreign exchange market to reduce excess monetary imbalances and raised Peso interest rates to offset inflationary pressure. Since January 2017, the Central Bank started to use the seven-day repo reference rate as the anchor of its inflation targeting regime. LEBACs are used to manage liquidity. On December 28, 2017, the Central Bank announced its inflation targets for 2018, 2019 and 2020. The inflation target for 2018 is 15%, representing an increase compared to the Central Bank’s previous target range of 8%-12% for the same year. Inflation targets for 2019 and 2020 are 10% and 5.0%, respectively.

After the currency devaluation at the beginning of the Macri administration, the Central Bank changed to a flexible exchange market regime, which resulted in a unified foreign exchange system. In 2016, some modest depreciation pressure following Brexit in June and the U.S. election on November 8, 2016, caused the Peso to weaken, ending at Ps. 16.10 to U.S.$1.00 on December 31, 2016. By the end of the year, the Peso depreciated by approximately 20% against the U.S. Dollar.

Argentina’s economy grew by 2.8% during 2017, driven by an increase in private consumption, public spending and investment which counteracted the 2.2% contraction in 2016. The Argentine economy’s recovery is attributed to both external and domestic factors. The external factors mentioned above include, among others, an overall improvement of the Brazilian economy, which led to an increase in Argentina exports to Brazil. The domestic factors mentioned above include, among others, the growth in average wages, an increase in welfare and public works spending by the Argentine government and the increase in bank lending activity to the private sector, which stimulated consumption and private investment. However, the performance of the various sectors of the economy was varied. Sectors buoyed by the change in relative prices, by public works spending or by specific trade agreements, such as agriculture, construction and the automotive industry, respectively, recorded high growth rates during 2017. By contrast, those affected by the relaxation of import controls and the Peso’s appreciation, such as the textiles and electronics industries, continued their contraction.

Inflation, measured by its general level, declined by approximately 15%, from 40.5% in December 2016 to 24.8% in December 2017, having achieved the disinflation process simultaneously with the updating of some public services tariffs.

On the monetary policy front, the Central Bank formally instituted an inflation targeting regime, and established a new policy interest rate (the 7-day interbank repo rate). With a view to bringing inflation within the target band (between 12% and 17% for 2017), the monetary authority maintained a policy of high interest rates, which led to increased absorption of Pesos through the placement of central bank bills (LEBAC) and repos; the policy interest rate followed an upward trend during the year, from 24.75% in January 2017 to 28.75% in December 2017.

The Central Bank maintained the free floating exchange rate and intervened in the foreign exchange market only at times of rapid rises. In this context, the nominal Ps./U.S.$ exchange rate increased by 17% during the year 2017. Although during the last days of 2017, the price of the US currency in the domestic exchange market was rising, the dollar closed December at levels around Ps./U.S.$ 18.00 (monthly average).

On the fiscal front, the fiscal policy had an expansionary thrust, based on a real increase in public spending. As a result of stronger growth in revenues as compared to expenditures, the primary deficit fell to 3.9% of GDP in 2017 (from 4.3% in 2016); after payment of interest on the debt, the fiscal outturn stood at 6.1% of GDP, above the 5.9% recorded in 2016. The fiscal deficit remained high, notwithstanding the policy of reducing subsidies for public services, the extraordinary revenues from the special tax under the capital legalization (or repatriation) program, and the increase in tax receipts associated with greater economic activity.

The fiscal deficit and the current account deficit were financed by a marked increase in external borrowing in 2017, which also underpinned an increase in international reserves. The current account deficit widened in 2017, standing at 5.5% of GDP, as a result of higher imports of goods and services (reflecting the economic recovery and the reduction in import controls and tariff rates), as well as an increase in debt service payment obligations with respect to interest due on Argentina’s public external debt.

Outlook for 2018

If the current international economic environment continues, Argentina’s economy is forecasted to grow by approximately 3.0% during 2018. The pace of economic growth will depend on a sustained economic recovery of Argentina’s trading partners, particularly Brazil and its demand for Argentine exports, and on the positive trend in average family incomes and in private sector lending, as well as the Macri administration’s ability to continue implementing its fiscal and economic reforms. However, private consumption is expected to decelerate from 2017 levels due, in part, to persistent inflation. There can be no assurances that these favorable economic forecasts will come to pass as projected, if at all, and Argentina’s economic prospects remain subject to considerable risk and uncertainty.

Electricity prices and tariffs

Our revenues and margins in our electricity generation, transmission and distribution businesses are substantially dependent on the prices we are able to charge for the electricity sold by our generation plants, as well as the composition of our transmission and distribution tariffs (including the tariff setting and adjustment process contemplated by Edenor´s distribution concessions). Our management is currently focused on improving the prices we are able to charge for electricity generated, including by expanding our generation capacity to increase our sales to the non-regulated market under the Energía Plus regulatory framework and under supply agreements within the framework of the SE Resolution No. 220/2007, SEE Resolution No. 21/2016, SEE Resolution No. 287/2017 and until recently, on renegotiating our transmission and distribution tariff structures.

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

Regarding the generation capacity remuneration, in March 2013 the SE issued Resolution No. 95/13 introducing a capacity remuneration scheme, which was later adjusted pursuant to SE Resolution No. 529/14, applicable to power generating companies adhering to such mechanism. In July 2015, the regulatory authority updated the remuneration parameters pursuant to SE Resolution No. 482/15, with retroactive effects to February 2015. This resolution introduced new additional remuneration items such as incentives to production and efficiency of thermal generating units. In March 2016, the SEE passed Resolution No. 22/2016 updating remuneration prices established by SE Resolution No. 482/15 effective as from February 1, 2016.

For those power generation companies outside the scope of the scheme provided for in SE Resolution. No. 95/13 and its amendments provisions, the applicable regulation has remained effective since January 2002, which currently limits the determination of the short-term electric power price to Ps. 240 per MWh.

Finally, on February 2, 2017, SE Resolution. No. 19/2017 terminated the remuneration scheme established by SE Resolution No. 22/2016 as from the economic transactions for February 2017 (see “Item 4.The Argentine Energy Sector—SEE Resolution No. 19/2017: Remuneration Scheme for Old Capacity”).

The consumption of natural gas for electricity generation in 2017 increased 9.8% compared to 2016 (17,1 million Dam3 in 2017 compared to 15,6 million Dam3 in 2016). There was a 51.5% decrease in fuel-oil consumption in 2017 and a 41.4% decrease in gasoil consumption, in each case compared to 2016. Mineral coal consumption was 10.2% lower in 2017 compared to 2016. The electricity demand for 2017 increased 0.5% compared to 2016.

The chart below shows the monthly average cost during 2017 (compared to 2016) that electricity consumers should pay so that the system does not become deficient. This cost includes, in addition to the price of energy, the capacity charge, the increased generation cost resulting from using fuel oil or diesel oil and other minor items.

Monthly Average Monomic Cost (Ps. Per MWh)

Source: CAMMESA.

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

In view of the repeated delays in the implementation of the RTI provided for in the Memorandum of Understanding, the SE and the ENRE successively extended the recognition of higher costs until November 2015. In May 2016, after the expiration of the Renewal Agreement and without any pending recognized credit claims, Transener and Transba continued disbursing under the loans granted by CAMMESA, which were disclosed as liabilities. Finally, on December 26, 2016, Transener executed a new agreement with the SE and the ENRE whereby the recognition of higher costs was extended until January 2017.

On June 19, 2017, CAMMESA made the last disbursement, thus offsetting all credits for cost variations.

RTI - Transmission.

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

On April 7 an April 21, 2017, Transener and Transba filed complaints against Resolutions No. 66/17 and No. 73/17, respectively. As a result, on October 25, 2017, ENRE issued Resolutions N°516/17 and 517/17, which modified the tariffs in effect for the 2017/2021 five-year period for Transener and Transba, respectively. Indeed, the recognized capital base was set at Ps.8,629 million and Ps.3,575 million, and the regulated revenues granted reached Ps.3,534 million and Ps.1,604 million for Transener and Transba, respectively.

Moreover, through Resolution SEE No, 1085-E/17, a new scheme that transferred the cost of electricity transport to the users was enacted. Generators will pay for the connection and operation costs of their own connection through a special charge to be determined by the SEE.

On December 15, 2017, ENRE issued Resolutions N° 627/17 and N° 628/17, through which the tariffs were updated since August 2017. As consequence, the regulated revenues granted reached Ps.3,933 million and Ps.1,771 million for Transener and Transba, respectively.

Furthermore, on February 19, 2018, the ENRE issued Resolutions No. 37/18 and No. 38/18 adjusting Transener and Transba’s remunerations by 24.41% and 23.62%, respectively, for the December 2016 to December 2017 period applicable on the remuneration scheme as from February 2017. Consequently, annual regulatory earnings in the amount of Ps. 4,395 million and Ps. 1,982 million were defined for Transener and Transba, respectively.

Distribution. See “Item 4. Our Distribution of Energy Business—Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) —Tariffs”.

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

During 2017, the electricity demand decreased a 5% compared to 2016, with a total electricity demand volume of 132,426 GWh and 133,111 GWh for 2017 and 2016, respectively.

Peak Demand Records

	2017	2016	2015	2014	2013	2012
Power Capacity (MW)	25,268	25,380	23,949	24,034	23,794	21,949
Date	24/2/17	12/2/16	01/27/2015	01/20/2014	12/23/2013	02/16/2012
Temperature (°C)	27.7	31.0	35.6	29.6	35.4	34.2
Time	2:25 PM	2:35 PM	2:13 PM	3:05 PM	2:20 PM	3:10 PM

Source: CAMMESA.

Generation of electricity decreased by 0.1% in 2017, from 136,135 GWh in 2016 to 136,035 GWh in 2017.

Thermal generation continued to be the main resource to supply demand in 2017, as it contributed 88,462 GWh (65%), followed by hydroelectric generation net of pumping, which contributed 39,183 GWh (29%) and nuclear generation, which contributed 5,716 GWh (4%) and renewable generation, which contributed 2,674 GWh (2%). There were also imports, for 734 GWh (50% lower than in 2016), exports for 69 GWh (lower than the 327 GWh recorded in 2016) and losses for 4,274 GWh (2.6% higher than in 2016).

Hydroelectric generation in 2017 was 10% lower than 2016, while nuclear generation registered a 26% decrease when compared to 2016.

The following chart shows the development of electricity generation by type of generation (thermal, hydro, nuclear and renewable):

Generation by Type of Power Plant

In %, 2010 – 2017

Source: CAMMESA.

Note: Hydroelectric power generation is considered net of pumping.

During 2017, generation facilities increased their installed capacity by 2,604 MW from 36,505 MW in 2016. The main new commercial operations starting in 2017 were for units under the Resolution SEE No. 21/16.

The chart below shows the composition of installed capacity in Argentina (36.5 GW) as of December 31, 2017:

Argentina’s Installed Capacity

100%=36.5 GW

Source: CAMMESA

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

Cost of sales

Our most significant costs of sales are mainly comprised of purchases of inventory, energy and gas, personnel costs and property, plant and equipment depreciation.

Operating expenses

Our most significant operating expenses are administrative and selling expenses, which include related personnel costs, fees and compensations for services, compensation agreements and taxes.

Reserves and Production of oil and gas

Natural gas and oil constitute the main energy sources in the national primary energy mix. The following chart illustrates their share as of December 31, 2016:

2016 Argentine Energy Mix

100% = 80.06 million TEP

Source: ME&M. There is no available information for the year 2017.

Natural Gas

During 2016, the total gross natural gas production increased to approximately 122 million m3/day, which represented a 0.6% decrease compared to the volumes produced in 2016. This was mainly due production decline from conventional gas basins, such as the Noroeste Basin, which was partially offset by the continued production rise in the Neuquina Basin, which has increased its average daily contribution associated with the development of unconventional gas reserves in the area.

As regards natural gas imports by the Argentine Government, the supply from Bolivia reached an average 18.1 million m3/day, a figure slightly higher than the 15.7 million m3/day volume recorded in 2016. In this same sense, the imports of LNG later injected in the national natural gas transportation system at the Bahía Blanca and Escobar ports, in the Province of Buenos Aires, recorded an average 13.1 million m3/day contribution in 2017, a volume slightly higher than that recorded in 2016 (12.7 million m3/day). Furthermore, imports of LNG regasified in Chile totaled 0.8 million m3 per day, a volume slightly lower than that recorded in 2016, which amounted to 1.3 million m3/day.

Based on the last annual information published by the ME&M, as of December 31, 2016 total natural gas reserves within Argentina reached 855,170 million m3, of which 39% are proved reserves. Compared to the same information as of December 31, 2016, reserves have recorded an 7.2% decrease.

Evolution of Natural Gas Production and Reserves*

In billion m3, 2006-2016

Source: ME&M. * There is no available information on reserves for the year 2017.

Crude Oil

Throughout 2017, total oil production amounted to 76 thousand m3 per day, a volume slightly lower than that recorded in 2016 (81 thousand m3 per day), continuing the downward trend in production recorded over the last sixteen years.

Based on the last annual information published by the ME&M on oil imports, during 2017 3.4 thousand m3/day were imported, a volume 37% higher than that recorded during 2016. This volume represented just 5% of the total domestic production during 2017. In 2017, oil exports amounted to 4.3 thousand m3/day, a volume 40% lower compared to 2016. This volume represented 6% of the total domestic production during 2016.

As of December 31, 2016, total oil reserves within the country reached 707,402 thousand m3, of which 49% were proven reserves. Compared to the same information as of December 31, 2015, total reserves and resources have recorded a 5.5% decrease.

Evolution of Oil Production and Reserves*

In million m3, 2006-2016

Source: ME&M. * There is no available information on reserves for the year 2017.

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

The value in use of each CGU is estimated on the basis of the present value of future net cash flows that these units will generate. The Company’s management uses approved budgets up to one-year as the base for cash flow projections that are latter extrapolated into a term consistent with the assets’ remaining useful life, taking into consideration and appropriate discount rates. Discount rates used to discount future net cash flows is WACC, for each asset or CGU a specific WACC was determined which considered the business segment and the country conditions where the operations are performed. In order to calculate the fair value less the costs to sale, the Company’s Management uses the estimated value of the future cash flows that a market participant could generate from the appropriate CGU, and deducts the necessary costs to carry out the sale of the corresponding CGU.

The Company’s management is required to make judgments at the moment of the future cash flow estimation. The actual cash flows and the values may differ significantly from the expected future cash flows and the related values obtained through discount techniques.

Impairment of property, plant and equipment and intangible assets associated with the subsidiary Edenor

As of December 31, 2011, the Company has recorded impairment losses for property, plant and equipment and intangible assets associated with its investment in Edenor resulting from the assessment of their recoverable value. Depreciation losses totaled up Ps.648 million before income tax.

As of the date of issuance of the Consolidated Financial Statements contained in this annual report, Pampa has assessed all factors included in IAS 36 and considers that the effective implementation of the comprehensive tariff review process that implied increases in the applicable rates by Edenor during 2017 represents an indication that the impairment losses recognized in prior years may no longer exist. For this reason, Edenor has prepared its projections for the sole purpose of analyzing the recoverability of the impairment recorded by the Company

Cash flows are prepared on the basis of estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, measured as the value in use, among which the following can be noted: (i) nature, opportunity and modality of electricity rate increases and/or cost adjustment recognition; (ii) demand for electricity projections; (iii) evolution of the costs to be incurred; (iv) investment needs in accordance with the service quality levels required by the regulatory authority, and (v) macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates.

Edenor has elaborated its projections as from the implementation of ENRE Resolution No. 63/17, which established the new tariff schemes applicable as from February 1, 2017, that fixed Edenor's remuneration and the tariff adjustment mechanism for the next 5 years (Note 2.3 to the consolidated financial statements). Given that the main variable is the electricity rate, and such rate is supported by the approved electricity rate schedule, Edenor has prepared only one scenario, considering the most pessimistic situation when estimating the variables with greater impact (Resolution of regulatory matters) and its best estimate for the other variables with lower incidence.

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

iii.            Electricity demand growth: 3% per year;

iv.            Development of costs to be incurred: mainly based on the expected level of inflation;

v.             Investments for infrastructure maintenance: in accordance with the service quality levels required by the regulator in the RTI;

vi.            Inflation rate;

vii.           Exchange rate.

viii.          The discount rate (“WACC”) in Pesos varies for each year of the projection. For the first 5 years, the average of these rates is 23%.

As a result of the gradual restructuring of Edenor's economic-financial situation detailed in Note 41 to the Consolidated Financial Statements, the Company has reversed the impairment losses recognized in previous years and has recorded a gain of Ps. 461 million in property, plant and equipment net of depreciation expense and a gain of Ps. 82 million in intangible assets, net of depreciation expense, before income tax.

Impairment of goodwill

As a result of the Acquisition, the Company has recognized a goodwill of Ps.994 million that has been allocated, for the purpose of impairment testing, to the oil and gas business segment regarding future synergies of combined business and assembled workforce.

For the purpose to determine the value in use of the segment, the Company prepared the cash flows on the basis of estimates concerning proved oil and gas reserves (developed and to be developed) and probable reserves, according to the reports of oil and gas reserves prepared by the Company and the projection period was determined based on the end of the respective concession contracts. In addition, the Company has made estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which are: (i) reserve levels and production; (ii) sales price evolution; (iii) operating costs evolution; (iv) investment needs and; (v) macroeconomic variables such as inflation rates, foreign currency exchange rate. The WACC discount rate in U.S. dollars used amounted to 10.8%

As a result of the oil and gas business segment impairment test, the Company concluded that the assets in the oil and gas segment, considered as a whole do not exceed the recoverable value, measured as the value in use as of December 31, 2017.

Current and deferred Income tax / Minimum notional income tax

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

As a result of the recoverability analysis performed, as of December 31, 2016, the Company and certain subsidiaries have derecognized the liability related to the application of the provisions of the “Hermitage” decision to the determination of the minimum notional income tax liability.This has been applied to all periods in which the Company had evidenced tax losses, and resulted in the recognition of income for Ps.123 and Ps.88 million disclosed under the lines “Income tax and minimum notional income tax” and “Financial expense” within the Consolidated Statement of Comprehensive of Income/(Loss), respectively, as the tax credit had not been previously recognized. To such effect, the Company has used the following grounds:

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

Additionally, the Company has recognized an income of Ps. 23 million for the recognition of the tax credit for minimum notional income tax paid in previous years. The Company considers it is probable that it will generate future taxable income to use this tax credits within the statutory limitation period, as a result of corporate reorganizations described.

Contingencies

The Company is subject to various claims, lawsuits and other legal proceedings that arise during the ordinary course of its business. The Company’s liabilities with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, the Company reviews the status of each contingency and assesses potential financial liability, applying the criteria indicated in Note 4.24 to the Consolidated Financial Statements, for which elaborates the estimates mainly with the assistance of legal advisors, based on information available to the management at the Consolidated Financial Statements date, and taking into account our litigation and resolution/settlement strategies.

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

The allowance for doubtful accounts is assessed based on the historical level of both the balances written off as an expense and the default balances. In the case of the distribution of energy segment, a delinquent balance comprises all such debt arising from the bills for electricity consumption that remain unpaid 7 working days after their due dates for small-demand (tariff 1) customers and for medium and large-demand (tariff 2 and 3) customers. Edenor’s management records an allowance applying an uncollectability rate for each customer category, based on the historical comparison of collections made against the default balances of each customer category.

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

Actuarial assumptions in defined benefit plans

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

ENRE penalties and discounts

Edenor considers its applicable accounting policy for the recognition of ENRE penalties and discounts critical because it depends on penalizable events which are valued on the basis of management’s best estimate of the expenditure required to settle the present obligation at the date of the Consolidated Financial Statements. The balances of ENRE penalties and discounts are adjusted in accordance with the regulatory framework applicable thereto and have been estimated based on Edenor’s estimate of the outcome of the RTI process described in Note 2.3 to the Consolidated Financial Statements.

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

The Company uses the information obtained from the calculation of reserves in the determination of depreciation of assets used in the areas of oil and gas, as well as assessing the recoverability of these assets (see Notes 4.7 and 4.8 to the Consolidated Financial Statements).

Environmental remediation

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

Results of Operations

The table below provides a summary of our results of operations for the years ended December 31, 2017, 2016 and 2015. Results of operations for the year ended December 31, 2016, reflect the effect of consolidation of Petrobras Argentina (acquired on July 27, 2016). Results of operations for the years ended December 31, 2017 and 2016 in relation to maintained as held for sale assets of refining and distribution and oil and gas segments, that had been incorporated through the Acquisition in July 2016, (see “Item 4. Recent Developments—Sale of Refining and Distribution Assets to Trafigura” and “Item 4. Recent Developments—Sale of Certain Oil and Gas Assets to Vista”), were disclosed within discontinued operations.

	For the year ended December 31,
	2017	2016	2015
	(in millions of Pesos)

Revenue	50,347	25,110	7,106
Cost of sales	(34,427)	(20,153)	(7,038)
Gross profit	15,920	4,957	68
Selling expenses	(2,904)	(2,132)	(973)
Administrative expenses	(4,905)	(3,628)	(1,221)
Exploration expenses	(44)	(94)	(3)
Other operating income	3,388	4,164	6,517
Other operating expenses	(2,951)	(1,876)	(769)
Reversal of impairment of property, plant and equipment	461	-	25
Reversal of impairment of intangible assets	82	-	-
Share of profit of joint ventures	1,064	105	9
Share of profit (loss) from associates	44	7	(10)
Income from the sale of subsidiaries and financial assets	-	480	-

Operating income	10,155	1,983	3,643
Financial income	1,432	849	331
Financial expenses	(5,112)	(4,277)	(1,257)
Other financial results	(2,266)	(80)	1,719
Financial results, net	(5,946)	(3,508)	793
Profit (Loss) before income tax	4,209	(1,525)	4,436
Income tax and minimun notional income tax	1,367	1,201	(587)
Profit (Loss) for the year from continuing operations	5,576	(324)	3,849
Profit for the year from discontinued operations	94	72	-
Total Profit (Loss) of the year	5,670	(252)	3,849

Total (Loss) Profit of the year attributable to:
Owners of the company	4,606	(11)	3,065
Non - controlling interest	1,064	(241)	784

	For the year ended December 31,
	2017	2016	2015
	(in millions of Pesos)
Revenue
Generation	9,597	4,624	2,418
Distribution of energy	24,339	13,079	3,802
Oil and gas	10,641	5,579	944
Petrochemical	7,229	2,507	-
Holding and others	424	80	54
Eliminations	(1,883)	(759)	(112)
Total Sales	50,347	25,110	7,106

Gross profit
Generation	4,239	1,898	1,136
Distribution of energy	6,672	859	(1,387)
Oil and gas	4,060	1,842	284
Petrochemical	574	300	-
Holding and others	421	77	51
Eliminations	(46)	(19)	(16)
Total Gross profit	15,920	4,957	68

Operating profit
Generation	4,009	1,392	887
Distribution of energy	3,031	(677)	2,140
Oil and gas	4,376	1,859	485
Refining and Distribution	-	(1)	-
Petrochemical	(297)	(88)	-
Holding and others	(968)	(514)	131
Eliminations	4	12	-
Total operating profit	10,155	1,983	3,643

Total (loss) profit of the year
Generation	4,098	1,153	550
Distribution of energy	1,282	(1,723)	613
Oil and gas	3,766	875	352
Refining and Distribution	(43)	74	-
Petrochemical	(276)	(89)	-
Holding and others	(3,177)	(624)	2,334
Eliminations	20	82	-
Total (loss) profit of the year	5,670	(252)	3,849

Total (loss) profit attributable to owners of the company
Generation	3,890	1,045	497
Distribution of energy	951	(1,147)	59
Oil and gas	3,241	627	175
Refining and Distribution	(43)	74	-
Petrochemical	(276)	(89)	-
Holding and others	(3,177)	(603)	2,334
Eliminations	20	82	-
Total (loss) profit attributable to owners of the company	4,606	(11)	3,065

Total (loss) profit attributable to non - controlling interest
Generation	208	108	53
Distribution of energy	331	(576)	554
Oil and gas	525	248	177
Holding and others	-	(21)	-
Total (loss) profit attributable to non - controlling interest	1,064	(241)	784

The Company is an integrated energy company in Argentina, which participates in the various segments of the electricity sector, in the exploration and production of gas and oil, in petrochemicals and in the refining and distribution of fuels.

Through our own activities, subsidiaries and share participations in joint ventures, joint operations and associates, and based on the business nature, customer portfolio and risks involved, we were able to identify the following reportable business segments:

•         Generation, consisting of our direct and indirect interests in CPB, HINISA, HIDISA, PACOSA, Greenwind, PEFMSA, PEA, Enecor, TMB, TJSM and through our own electricity generation activities through Central Térmica Güemes, Loma de la Lata, CTGEBA and EcoEnergía power plants and the HPPL dam;

•         Distribution of Energy, consisting of our direct interest in Edenor;

•         Oil and Gas, consisting of our own interests in oil and gas areas and through our direct interests in PELSA, and investments in Oldelval and OCP associates. As of December 31, 2017 and 2016, results corresponding to the divestment mentioned in Note 1.5.1 to the audited Consolidated Financial Statements were classified as discontinued operations (see “Item 4. Recent Developments—Sale of Certain Oil and Gas Assets to Vista”);

•         Refining and Distribution, consisting of our own operations in the Refinery and the service station network, the equity interest in Refinor and the commercialization of the oil produced in Argentina, which is transferred at market prices from the oil and gas segment. As of December 31, 2017 and 2016, results corresponding to the divestment mentioned in Note 1.5.1 to the audited Consolidated Financial Statements were classified as discontinued operations (see “Item 4. Recent Developments –Sale of Refining and Distribution Assets to Trafigura”);

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

Year ended December 31, 2017 compared to year ended December 31, 2016

Generation Segment

Revenues

Net sales in our generation segment increased by 107.5% to Ps. 9,597 million for the fiscal year ended December 31, 2017, compared to Ps. 4,624 million for the same period in 2016. The increase of Ps. 4,973 million in electricity net sales was mainly due to an increase in the average electricity selling price calculated for the segment (Ps. 604.8 per MWh for the fiscal year ended December 31, 2017, compared to Ps. 388.1 per MWh for the same period in 2016, which represents a Ps. 2,583 million increase in sales), as well as an increase in the amount of electricity sold by the segment (15,481 GWh for the fiscal year ended December 31, 2017, compared to 11,921 GWh for the same period in 2016, which represents a Ps. 2,153 million increase in sales).

The average electricity selling price in this segment primarily reflects the impact of (i) the incorporation of CTGEBA, EcoEnergía and HPPL power plants as from August 2016, following the Acquisition; (ii) SEE Resolution No. 19/2017, effective as from February 1, 2017, which updates remuneration prices established by SEE Resolution No. 22/16 under a gradual increase scheme until reaching the full remuneration as from November 2017; (iii) the commercial commissioning of TG05 in Loma de la Lata, with a power capacity of 105 MW, in August 2017 and of CTPP and CTIW power plants in August and December 2017, respectively, as well as (iv) the effect of exchange rate variations. The following table shows net electricity sales (in GWh) for generation plants:

The following table shows net electricity sales (in GWh) for generation plants:

	Fiscal Years Ended December 31,
En GWh	2017			2016
	Net generation	Purchases	Total sales	Net generation	Purchases	Total sales
Hydroelectric facilities:
HINISA	751	-	751	706	-	706
HIDISA	480	-	480	564	-	564
HPPL (1)	760	-	760	176	-	176
Thermal facilities:
CTG	1,772	565	2,337	1,577	500	2,076
CTLL	3,864	-	3,864	3,644	-	3,644
CTP	156	-	156	155	-	155
CPB	1,453	-	1,453	2,054	1	2,056
CTPP	142	-	142	-	-	-
CTIW	23	-	23	-	-	-
CTGEBA (1)	4,685	727	5,412	2,211	288	2,499
EcoEnergía (1)	100	3	103	43	1	44
Total	14,186	1,295	15,481	11,131	790	11,921
Note: All figures have been subject to rounding, so figures shown as totals may not sum.
(1) Considered since the acquisition of Petrobras Argentina on July 27, 2016.

Cost of Sales

Cost of sales increased by 96.6%, to Ps. 5,358 million, for the fiscal year ended December 31, 2017, compared to Ps. 2,726 million for the same period in 2016, mainly due to higher purchases of inventories, energy and gas for Ps. 1,649 million, higher labor costs for Ps. 168 million, higher depreciation of property, plant and equipment for Ps. 460 million and higher material consumption for Ps. 73 million.

The following table shows the main components of our generation segment’s cost of sales for the specified periods:

Cost of Sales, in millions of Ps, except %	2017		2016
Purchases of inventories, energy and gas	2,813	52.5%	1,164	42.7%
Salaries, social security charges and benefits to the personnel	689	12.9%	521	19.1%
Property, plant and equipment depreciations	812	15.2%	352	12.9%
Maintenance	205	3.8%	220	8.1%
Consumption of materials	185	3.5%	112	4.1%
Rental and insurance	134	2.5%	76	2.8%
Fees and compensation for services	71	1.3%	68	2.5%
Taxes, rates and contributions	34	0.6%	27	1.0%
Transport of energy	79	1.5%	11	0.4%
Canons and royalties	67	1.3%	29	1.1%
Intangible assets amortization	25	0.5%	21	0.8%
Accrual of defined benefit plans	59	1.1%	39	1.4%
Other	185	3.5%	86	3.2%
Total	5,358	100%	2,726	100%

Gross Profit

Therefore, our generation segment gross profit increased by 123.3% to Ps. 4,239 million for the fiscal year ended December 31, 2017, compared to Ps. 1,898 million for the same period in 2016. Furthermore, during the fiscal year ended December 31, 2017, the sales gross margin increased to 44.2% compared to 41.0% recorded for the same period in 2016.

Selling Expenses

Selling expenses from our generation segment increased to Ps. 94 million for the fiscal year ended December 31, 2017, compared to Ps. 65 million for the same period in 2016, mainly due to higher labor costs for Ps. 21 million and higher doubtful accounts for Ps. 9 million. The following table shows the main components of our generation segment selling expenses for the specified periods:

The following table shows the main components of our generation segment’s selling expenses for the specified periods:

	Fiscal years ended December 31,
Selling Expenses, in millions of Ps, except %	2017		2016
Taxes, rates and contributions	41	43.6%	38	58.5%
Salaries, social security charges and benefits to the personnel	39	41.5%	18	27.7%
Doubtful accounts	10	10.6%	1	1.5%
Other	4	4.3%	8	12.3%
Total	94	100%	65	100%

Administrative Expenses

Administrative expenses decreased to Ps. 357 million for the fiscal year ended December 31, 2017 from Ps. 392 million for the same period in 2016, mainly due to a Ps. 35 million decrease in labor costs.

The following table shows the main components of our generation segment’s administrative expenses for the specified periods:

	Fiscal years ended December 31,
Administrative Expenses, in millions of Ps, except %	2017		2016
Salaries, social security charges and benefits to the personnel	220	61.6%	255	65.1%
Fees and compensation for services	63	17.6%	78	19.9%
Rental and insurance	10	2.8%	16	4.1%
Property, plant and equipment depreciations	7	2.0%	5	1.3%
Taxes, rates and contributions	6	1.7%	1	0.3%
Other	51	14.3%	37	9.4%
Total	357	100%	392	100%

Other Operating Income and Expenses Net

Other operating income and expenses, net increased by Ps. 320 million, to a Ps. 271 million profit, for the fiscal year ended December 31, 2017, compared to a loss of Ps. 49 million for the same period in 2016, which was mainly attributable to higher recovery of receivables for Ps. 78 million mainly tax credits due to the merger of subsidiaries and higher recovery of contingencies and tax charges for Ps. 239 million due to the adhesion to the regularization regime (moratorium) provided for by Law No. 27,260 in relation to certain sums claimed by the tax authorities regarding the importation of a generation turbine and certain spare parts which provides for benefits of releasing tax fines and reducing compensatory interests. The following table shows the main components of our generation segment for the specified periods:

	Fiscal years ended December 31,
Other Op. Income & Expenses, in millions of Ps, except %	2017		2016
Insurance recovery	5	1.8%	20	(40.8%)
Tax on bank transactions	(47)	(17.3%)	(53)	108.2%
Allowance for uncollectible tax credits	(6)	(2.2%)	(13)	26.5%
Recovery of receivables	86	31.7%	8	(16.3%)
Reversal of contingencies provision	239	88.2%	-	-
Contingent consideration	(63)	(23.2%)	-	-
Other	57	21.0%	(11)	22.4%
Total	271	100%	(49)	100%

Operating Income

Operating income from our generation segment increased by 188.0% to Ps. 4,009 million for the fiscal year ended December 31, 2017, compared to Ps. 1,392 million for the same period in 2016. In 2017, sales operating margin increased to 41.8%, compared to 30.1% for the same period in 2016.

Financial Results, Net

Generation financial results net accounted for a profit of Ps. 4 million for the fiscal year ended December 31, 2017, compared to a profit of Ps. 78 million for the same period in 2016, mainly due to higher net financial interest expenditures (Ps. 164 million), higher expenses in tax interest (Ps. 62 million), lower profits from changes in the fair value of financial instruments (Ps. 43 million) and lower proceeds from current value measurement (Ps. 127 million), which were partially offset by higher income from commercial interest (Ps. 327 million).

The following table shows the main components of our generation segment’s financial results, net, for the specified periods:

	Fiscal years ended December 31,
Finance Results, in millions of Ps, except %	2017		2016
Finance income
Commercial interest	868	98.5%	541	90.2%
Financial interest	11	1.2%	47	7.8%
Other	2	0.2%	12	2.0%
Subtotal	881	100%	600	100%

Finance cost
Financial interest	(866)	92.9%	(738)	98.4%
Fiscal interest	(57)	6.1%	5	(0.7%)
Other	(9)	1.0%	(17)	2.3%
Subtotal	(932)	100%	(750)	100%

Other finance results
Changes in the fair value of finance instruments	143	260.0%	186	81.6%
Foreign currency exchange difference, net	76	138.2%	80	35.1%
Discounted value measurement	(169)	(307.3%)	(42)	(18.4%)
Other finance results	5	9.1%	4	1.8%
Subtotal	55	100%	228	100%

Total	4	100%	78	100%

Income Tax

Our generation segment recorded an income tax benefit of Ps. 85 million for the fiscal year ended December 31, 2017, compared to a charge of Ps. 317 million for the same period in 2016 mainly as a consequence of the recovery of tax losses carry fordwards due to the merger of subsidiaries.

Total Profit

Our generation segment recorded a net profit of Ps. 4,098 million for the fiscal year ended December 31, 2017, of which Ps. 3,890 million are attributable to the owners of the Company, compared to Ps. 1,045 million attributable to the owners of the Company for the same period in 2016.

Distribution of Energy Segment

Revenues

Net sales from our distribution of energy segment increased by 86.1% to Ps. 24,339 million for the fiscal year ended December 31, 2017, compared to Ps. 13,079 million for the same period in 2016, mainly due to the application, as from February 1, 2017, of the tariff scheme set forth by ME&M Resolution No. 63/17, as amended, and the new tariff scheme, effective as of December 1, 2017, established by ENRE Resolution No. 603/17, as amended, partially offset by a decrease in energy sales, as Edenor’s sales volume reached 21,503 GWh in 2017, compared to 22,253 GWh in 2016.

Cost of Sales

Cost of sales increased by 44.6% to Ps. 17,667 million for the fiscal year ended December 31, 2017, compared to Ps. 12,220 million for the same period in 2016, mainly due to increases in energy purchases (Ps. 6,766 million), labor costs (Ps. 476 million) and fees for third-party services (Ps. 214 million), which were partly offset by lower penalties (Ps. 2,120 million) according to the new criteria to calculate penalties established by ENRE. The following table shows the main components of our distribution of energy segment’s cost of sales for the specified periods:

	Fiscal years ended December 31,
Cost of Sales, in millions of Ps, except %	2017		2016
Purchases of energy	12,826	72.6%	6,060	49.6%
Salaries, social security charges and benefits to the personnel	3,062	17.3%	2,586	21.2%
Penalties	254	1.4%	2,374	19.4%
Fees and compensation for services	668	3.8%	454	3.7%
Property, plant and equipment depreciations	353	2.0%	297	2.4%
Consumption of materials	294	1.7%	276	2.3%
Other	210	1.2%	173	1.4%
Total	17,667	100%	12,220	100%

Gross profit

Gross profit from our distribution of energy segment amounted to Ps. 6,672 million during fiscal year ended December 31, 2017, compared to Ps. 859 million for the same period in 2016, reflecting the effect of the tariff scheme applicable as from February 2017 and the effect of the registration of penalties and their adjustments under criteria defined by the ENRE. Furthermore, during the fiscal year ended December 31, 2017, the sales gross margin increased to 27.4% compared to 6.6% recorded in 2016.

Selling Expenses

Selling expenses from our distribution of energy segment increased by 28.5%, to Ps. 2,079 million for the fiscal year ended December 31, 2017, compared to Ps. 1,618 million for the same period in 2016, mainly due to an increase in fees for third-party services (Ps. 75 million), labor costs (Ps. 106 million), penalties (Ps. 84 million), and taxes, rates and contributions (Ps. 144 million). The following table shows the main components of our distribution of energy segment selling expenses for the specified periods:

	Fiscal years ended December 31,
Selling Expenses, in millions of Ps, except %	2017		2016
Fees and compensation for services	544	26.2%	469	29.0%
Salaries, social security charges and benefits to the personnel	544	26.2%	438	27.1%
Penalties	266	12.8%	182	11.2%
Doubtful accounts	235	11.3%	228	14.1%
Communications	177	8.5%	129	8.0%
Taxes, rates and contributions	242	11.6%	98	6.1%
Other	71	3.4%	74	4.6%
Total	2,079	100%	1,618	100%

Administrative expenses

Administrative expenses increased by 23.3%, to Ps. 1,444 million for the fiscal year ended December 31, 2017, compared to Ps. 1,171 million for the same period in 2016, mainly due to an increase in labor costs (Ps. 43 million), fees for third party services (Ps. 102 million), rentals and leasings (Ps. 23 million), and security surveillance expenses (Ps. 35 million). The following table shows the main components of our electricity distribution segment’s administrative expenses for the specified periods:

	Fiscal years ended December 31,
Administrative Expenses, in millions of Ps, except %	2017		2016
Salaries, social security charges and benefits to the personnel	552	38.2%	509	43.5%
Fees and compensation for services	498	34.5%	396	33.8%
Rental	111	7.7%	88	7.5%
Surveillance and security	79	5.5%	44	3.8%
Other	204	14.1%	134	11.4%
Total	1,444	100%	1,171	100%

Other Operating Income and Expenses, Net

Other operating income and expenses for the fiscal year ended December 31, 2017 amounted to a net loss of Ps. 661 million, compared to a net profit of Ps. 1,253 million in fiscal year 2016, which is mainly explained by a lower profit from: (i) the recognition of income from the provisional remedies under CAMMESA Note ME&M No. 2016-04484723 (Ps. 1,126 million), (ii) the recognition of income charged against the RTI pursuant to SE Resolution No. 32/15 (Ps. 419 million) and (iii) the recognition of higher costs under SE Resolution No. 250/13 and subsequent Notes (Ps. 82 million). These provisional remedies (detailed in (i), (ii) and (iii)) were effective during 2016 until February, 2017 when the RTI process was completed. The following table shows the details for the specified periods:

	Fiscal years ended December 31,
Other Op. Income & Expenses, in millions of Ps, except %	2017		2016
Income from services to third-parties	53	(8.0%)	62	4.9%
Recognition of income - provisional remedies Note MEyM No 2016-04484723	-	-	1,126	89.8%
Income recognition on account of the RTI - SE Res. No. 32/15	-	-	419	33.5%
Higher costs recognition - SE Res. No. 250/13 and subsequent Notes	-	-	82	6.5%
Provision for contingencies	(338)	51.1%	(151)	(12.1%)
Tax on bank transactions	(294)	44.5%	(157)	(12.5%)
Decrease in property, plant and equipment	(11)	1.7%	(40)	(3.2%)
Voluntary retirements - bonus	(49)	7.4%	(35)	(2.8%)
Net expense for technical functions	-	-	(18)	(1.4%)
Other expenses FOCEDE	-	-	(15)	(1.2%)
Other	(22)	3.3%	(20)	(1.6%)
Total	(661)	100%	1,253	100%

Operating Income (loss)

Operating income from our distribution of energy segment increased by Ps. 3,708 million and recorded a Ps. 3,031 million profit for the fiscal year ended December 31, 2017, compared to a Ps. 677 million loss for the same period in 2016. In 2017, the sales operating margin increased to 12.5%, compared to 5.2% operating loss on total sales ratio in 2016.

Financial Results, Net

Financial results net related to our distribution of energy segment represented a loss of Ps. 1,332 million for the fiscal year ended December 31, 2017, 26% lower than the Ps. 1,799 million loss for the same period in 2016, mainly due to lower expenses for net financial interest (Ps. 159 million) in line with the decrease in corporate bonds in 2017 and lower losses for net foreign exchange differences (Ps. 455 million), which were partially offset by lower profits in changes in the fair value of financial instruments (Ps. 106 million) and higher expenses in net commercial interest (Ps. 36 million). The following table illustrates the main components of financial results from our distribution of energy segment for the periods shown:

	Fiscal years ended December 31,
Finance Results, in millions of Ps, except %	2017		2016
Finance income
Commercial interest	107	39.3%	134	65.0%
Financial interest	165	60.7%	72	35.0%
Subtotal	272	100%	206	100%

Finance cost
Commercial interest	(1,030)	64.6%	(1,021)	62.1%
Financial interest	(545)	34.2%	(611)	37.1%
Fiscal interest	(19)	1.2%	(10)	0.6%
Other	(1)	0.1%	(3)	0.2%
Subtotal	(1,595)	100%	(1,645)	100%

Other finance results
Foreign currency exchange difference, net	(327)	3,633.3%	(782)	217.2%
Changes in the fair value of financial instruments	322	(3,577.8%)	428	(118.9%)
Other	(4)	44.4%	(6)	1.7%
Subtotal	(9)	100%	(360)	100%

Total	(1,332)	100%	(1,799)	100%

Income Tax

Our distribution of energy operations recorded an income tax charge of Ps. 417 million in the fiscal year ended December 31, 2017, compared to a Ps. 753 million benefit for the same period in 2016.

Total Profit (Loss)

Our distribution of energy segment recorded a net profit of Ps. 1,282 million for the fiscal year ended December 31, 2017, of which Ps. 951 million are attributable to the owners of the Company, compared to a net loss of Ps. 1,147 million attributable to the owners of the Company for the same period in 2016.

Oil and Gas Segment

Revenues

Net sales from our oil and gas segment from continued operations amounted to Ps. 10,641 million for the fiscal year ended December 31, 2017, 90.7% higher than Ps. 5,579 million disclosed for the same period in 2016. The Ps. 5,062 million increase was mainly due to the incorporation of Petrobras Argentina as from August 2016 resulting in lower sales for the period January-July 2016 before the Acquisition; and to a lesser extent, increases in sales volumes mainly as a result of the increase in gas production in the Rincón del Mangrullo block and services rendered in Medanito La Pampa. The following table shows our oil and gas production for the oil and gas segment for the periods shown, including the production of discontinued operations:

	Fiscal years ended December 31,
	2017	2016
Oil (m3/d)
Pampa (1)	2.1	2.8
PELSA (1)	1.1	1.2
Total	3.2	4.0

Gas (mm3/d)
Pampa (1)	4.4	5.1
PEPASA (2)	2.8	2.8
PELSA	0.8	0.7
Total	8.0	8.6

LP G(kton/d)
PEPASA (2)	N/A	N/A
PELSA (1)	0.1	0.1
Total	0.1	0.1
Note: All figures have been subject to rounding, so figures shown as totals may not sum.
(1) Considered since the acquisition of Petrobras Argentina on July 27, 2016.
(2) Considers the volume of Medanito La Pampa to the benefit of PEPASA.

Cost of Sales

Cost of sales from continuing operations of our oil and gas segment increased by 76.1% to Ps. 6,581 million for the fiscal year ended December 31, 2017, compared to Ps. 3,737 million for the same period in 2016, mainly due to the incorporation of Petrobras Argentina as from August 2016 resulting in lower charges for the period January-July 2016 before the Acquisition, particularly: higher property, plant and equipment depreciation costs (Ps. 548 million), higher royalties (Ps. 655 million), higher fees and compensation for services (Ps. 594 million), higher purchases of inventories and gas (Ps. 708 million), and higher maintenance and material consumption (Ps. 223 million). The following table shows the main components of our oil and gas segment’s cost of sales for the specified periods:

	Fiscal years ended December 31,
Cost of Sales, in millions of Ps, except %	2017		2016
Property, plant and equipment depreciations	1,939	29.5%	1,391	37.2%
Royalties	1,228	18.7%	573	15.3%
Fees and compensation for services	1,165	17.7%	571	15.3%
Purchases of inventories and gas	1,618	24.6%	910	24.4%
Salaries, social security charges and benefits to the personnel	110	1.7%	72	1.9%
Maintenance and material comsuption	240	3.6%	17	0.5%
Rental and insurance	106	1.6%	89	2.4%
Other	175	2.7%	114	3.1%
Total	6,581	100%	3,737	100%

Gross profit

Our oil and gas segment’s gross profit from continuing operations increased by 120.4% to Ps. 4,060 million for the fiscal year ended December 31, 2017, compared to Ps. 1,842 million for the same period in 2016. In 2017, the gross margin increased to 38.2% of total sales, compared to 33.0% for the same period in 2016.

Selling expenses

Our oil and gas segment´s selling expenses from continuing operations increased to Ps. 455 million for the fiscal year ended December 31, 2017, compared to Ps. 334 million for the same period in 2016, mainly due to higher taxes, rates and contributions (Ps. 131 million). The following table shows the main components of our oil and gas segment selling expenses for the specified periods:

	Fiscal years ended December 31,
Selling Expenses, in millions of Ps, except %	2017		2016
Taxes, rates and contributions	277	60.9%	146	43.7%
Compensation agreements	132	29.0%	157	47.0%
Salaries, social security charges and benefits to the personnel	17	3.7%	20	6.0%
Other	29	6.4%	11	3.3%
Total	455	100%	334	100%

Administrative expenses

Administrative expenses from continuing operations increased to Ps. 975 million for the fiscal year ended December 31, 2017, compared to Ps. 632 million for the same period in 2016, mainly due to the increase in labor costs (Ps. 171 million), and fees for third-party services (Ps. 153 million). The following table illustrates the main components of administrative expenses from our oil and gas segment for the periods shown:

	Fiscal years ended December 31,
Administrative Expenses, in millions of Ps, except %	2017		2016
Salaries, social security charges and benefits to the personnel	495	50.8%	324	51.3%
Compensation agreements	184	18.9%	214	33.9%
Fees and compensation for services	220	22.6%	67	10.6%
Taxes, rates and contributions	10	1.0%	1	0.2%
Directors’ and statutory auditor’s fees	3	0.3%	4	0.6%
Other	63	6.5%	22	3.5%
Total	975	100%	632	100%

Exploration expenses

During the fiscal year ended December 31, 2017, exploration expenses from continuing operations amounted to Ps. 44 million, compared to Ps. 94 million in fiscal year 2016, mainly due to the Acquisition in 2016 and, to a lesser extent, a decrease in abandoned and unproductive wells charge in 2017 (Ps. 48 million).

	Fiscal years ended December 31,
Exploration expenses, in Ps excepto %	2017		2016
Decrease in abandoned and unproductive wells	27	61.4%	75	79.8%
Geological and geophysical expenses	17	38.6%	19	20.2%
Total	44	100%	94	100%

Other operating income and expenses net

Other operating income and expenses net from continuing operations increased by 63.8%, to a profit of Ps. 1,746 million, for the fiscal year ended December 31, 2017, compared to Ps. 1,066 million for the same period in 2016. This increase was mainly a result of an increase in Gas Plan compensations, which totaled Ps. 2,340 million in 2017, 14.9% higher than Ps. 2,037 million in the fiscal year ended December 31, 2016, lower expenses for compensation agreements (Ps. 64 million) and higher income from services to third parties (Ps. 85 million). The following table shows the main components of our oil and gas segment for the specified periods:

	Fiscal years ended December 31,
Other Op. Income & Expenses, in millions of Ps, except %	2017		2016
Surplus Gas Injection Compensation	2,340	134.0%	2,037	191.1%
Tax on bank transactions	(70)	(4.0%)	(68)	(6.4%)
Compensation agreements	(45)	(2.6%)	(109)	(10.2%)
Provision for contingencies	(58)	(3.3%)	(101)	(9.5%)
Services to third parties	129	7.4%	44	4.1%
Extraordinary Canon	(314)	(18.0%)	(366)	(34.3%)
Other	(236)	(13.5%)	(371)	(34.8%)
Total	1,746	100%	1,066	100%

Operating income

Oil and gas segment operating income from continuing operations increased by Ps. 2,517 million, to Ps. 4,376 million in the fiscal year ended December 31, 2017, compared to Ps. 1,859 million for the same period in 2016. In 2017, our operating margin increased to 41.1% of total sales, compared to 33.3% for the same period in 2016.

Financial Results, Net

Financial results net from continuing operations of our oil and gas segment represented a loss of Ps. 342 million for the fiscal year ended December 31, 2017, compared to a loss of Ps. 605 million in fiscal year ended December 31, 2016, mainly due to lower net financial interest expenses (Ps. 515 million), which were partially offset by higher net foreign exchange losses (Ps. 165 million), and lower profits from changes in the fair value of financial instruments (Ps. 97 million). The following table illustrates the main components of financial and holding results from our oil and gas segment for the periods shown:

	Fiscal years ended December 31,
Finance Results, in millions of Ps, except %	2017		2016
Finance income
Financial interest	22	22.9%	23	22.3%
Other interest	74	77.1%	80	77.7%
Subtotal	96	100%	103	100%

Finance cost
Financial interest	(195)	79.6%	(711)	97.4%
Fiscal interest	(6)	2.4%	(1)	0.1%
Others	(44)	18.0%	(18)	2.5%
Subtotal	(245)	100%	(730)	100%

Other finance results
Foreign currency exchange difference, net	(239)	123.8%	(74)	(336.4%)
Asset retirement obligation	(40)	20.7%	(32)	(145.5%)
Changes in the fair value of finance instruments	63	(32.6%)	160	727.3%
Other finance results	23	(11.9%)	(32)	(145.5%)
Subtotal	(193)	100%	22	100%

Total	(342)	100%	(605)	100%

Income tax

Our oil and gas segment recorded an income tax charge from continuing operations of Ps. 389 million for the fiscal year ended December 31, 2017, compared to a charge of Ps. 305 million for the same period in 2016.

Total profit

Our oil and gas segment recorded a total profit from continuing operations of Ps. 3,645 million for the fiscal year ended December 31, 2017, compared to a profit of Ps. 949 million for the same period in 2016.

Our oil and gas segment recorded a total profit from discontinued operations of Ps. 121 million for the fiscal year ended December 31, 2017, compared to a loss of Ps. 74 million for the same period in 2016. This increase is mainly due to of the incorporation of Petrobras Argentina as from August 2016 resulting in lower charges for the period January-July 2016 before the Acquisition.

Finally, our oil and gas segment recorded a total profit from continuing and discontinued operations of Ps. 3,766 million for the fiscal year ended December 31, 2017, of which Ps. 3,241 million were attributable to the company’s owners, compared to a total profit of Ps. 875 million for the same period in 2016, of which Ps. 627 million were attributable to the company’s owners.

Refining and Distribution Segment

Operating income

During the fiscal year ended December 31, 2017 non-significant operating results from continuing operations were recorded in our refining and distribution activities, compared to a Ps. 1 million operating loss recorded in the fiscal year ended December 31, 2016, corresponding to the interest in our associate Refinor.

Total loss/profit

Our refining and distribution segment recorded non-significant results from continuing operations for the fiscal year ended December 31, 2017, compared to a loss of Ps. 1 million for the same period in 2016.

Our refining and distribution segment recorded a total loss from discontinued operations of Ps. 43 million for the fiscal year ended December 31, 2017, compared to a profit of Ps. 75 million for the same period in 2016. This decrease was mainly due to the recognition of an impairment on intangible assets and property, plant and equipment in the amount of Ps. 687 million in 2017 as the result of the measurement of assets and liabilities classified as held for sale at the lower of fair value less cost to sell and the carrying value before held for sale criteria was met.

Finally, our refining and distribution segment recorded a total loss from continuing and discontinued operations of Ps. 43 million for the fiscal year ended December 31, 2017, all of which were attributable to the company’s owners, compared to a profit of Ps. 74 million for the same period in 2016, all of which were attributable to the company’s owners.

Petrochemicals Segment

Revenues

Net sales from our petrochemicals segment amounted to Ps. 7,229 million during the fiscal year ended December 31, 2017, 188.4% higher than Ps. 2,507 million for the same period in 2016. The Ps. 4,722 million increase was mainly due to the incorporation of Petrobras Argentina as from August 2016 resulting in lower sales for the period January-July 2016 before the Acquisition.

The following table shows sales volumes in the petrochemicals segment during the specified periods:

Selling volume in thousands of ton	2017	2016
Styrene & Polystyrene	134	57
SBR	33	11
Others	291	137
Total	458	205
Note: All figures have been subject to rounding, so figures shown as totals may not sum. Considered since the acquisition of Petrobras Argentina on July 27,2016.

Cost of sales

Cost of sales from our petrochemicals segment increased by 201.5%, to Ps. 6,655 million, for the fiscal year ended December 31, 2017, compared to Ps. 2,207 million for the same period in 2016, mainly due to higher inventory purchases (Ps. 3,578 million), higher labor costs (Ps. 615 million), higher depreciation of property, plant and equipment (Ps. 81 million) and higher maintenance costs (Ps. 82 million). This increase was mainly due to the incorporation of Petrobras Argentina as from August 2016 resulting in lower sales for the period January-July 2016 before the Acquisition.

The following table shows the main components of our petrochemicals segment cost of sales for the specified periods:

Cost of Sales, in millions of Ps, except %	2017		2016
Purchases of inventories	5,258	79.0%	1,680	76.1%
Salaries, social security charges and benefits to the personnel	962	14.5%	347	15.7%
Property, plant and equipment depreciations	116	1.7%	35	1.6%
Fees and compensation for services	44	0.7%	33	1.5%
Maintenance	128	1.9%	46	2.1%
Other	147	2.2%	66	3.0%
Total	6,655	100%	2,207	100%

Gross profit

Gross profits from our petrochemicals segment increased by 91.3% to Ps. 574 million for the fiscal year ended December 31, 2017, compared to Ps. 300 million in fiscal year 2016 mainly due to the incorporation of Petrobras Argentina as from August 2016 resulting in lower charges for the period January-July 2016 before the Acquisition. In 2017, the gross margin decreased to 7.9% of total sales, from 12.0% for the same period in 2016.

Selling expenses

Selling expenses from our petrochemicals segment increased to Ps. 290 million for the fiscal year ended December 31, 2017, compared to Ps. 110 million for the same period in 2016, mainly due to higher taxes, rates and contributions (Ps. 82 million), higher transport costs (Ps. 42 million), higher labor costs (Ps. 15 million) and higher fees and compensations for services (Ps. 31 million). The following table shows the main components of our petrochemicals segment selling expenses for the specified periods:

	Fiscal years ended December 31,
Selling Expenses, in millions of Ps, except %	2017		2016
Taxes, rates and contributions	137	47.2%	55	50.0%
Transport	69	23.8%	27	24.5%
Salaries, social security charges and benefits to the personnel	21	7.2%	6	5.5%
Fees and compensation for services	51	17.6%	20	18.2%
Other	12	4.1%	2	1.8%
Total	290	100%	110	100%

Administrative expenses

In turn, administrative expenses increased to Ps. 74 million during the fiscal year ended December 31, 2017, compared to Ps. 15 million for the same period in 2016, mainly due to higher labor costs (Ps. 46 million) and higher fees and compensations for services (Ps. 10 million). The following table shows the main components of our petrochemicals segment’s administrative expenses for the specified periods:

	Fiscal years ended December 31,
Administrative Expenses, in millions of Ps, except %	2017		2016
Salaries, social security charges and benefits to the personnel	59	79.7%	13	86.7%
Fees and compensation for services	12	16.2%	2	13.3%
Other	3	4.1%	-	0.0%
Total	74	100%	15	100%

Other operating income and expenses net

Other net operating income and expenses net recorded losses of Ps. 507 million for the fiscal year ended December 31, 2017, compared to Ps. 263 million for the same period in 2016, mainly due to higher provision for contingencies (Ps. 251 million). The following table shows the main components of our petrochemicals segment for the specified periods:

	Fiscal years ended December 31,
Other Op. Income & Expenses, in millions of Ps, except %	2017		2016
Provision for contingencies	(418)	82.4%	(167)	63.5%
Idle capacity	(96)	18.9%	(85)	32.3%
Other	7	(1.4%)	(11)	4.2%
Total	(507)	100%	(263)	100%

Operating loss

Operating losses from our petrochemicals segment amounted to Ps. 297 million during the fiscal year ended December 31, 2017, compared to Ps. 88 million for the same period in 2016. The operating loss on total sales ratio was 4.1% for fiscal year 2017, compared to 3.5% for fiscal year 2016.

Financial Results, Net

Net financial results from our petrochemicals segment represented a Ps. 21 million profit during the fiscal year ended December 31, 2017, compared to Ps. 1 million loss in fiscal year 2016, mainly as a result of higher profits resulting from net foreign exchange differences (Ps. 14 million) and commercial interest (Ps. 8 million). The following table illustrates the main components of financial results from our petrochemicals segment for the specified periods:

	Fiscal years ended December 31,
Finance Results, in millions of Ps, except %	2017		2016
Finance income
Commercial interest	10	100.0%	2	100.0%
Subtotal	10	100%	2	100%

Other finance results
Foreign currency exchange difference, net	9	81.8%	(5)	166.7%
Other finance results	2	18.2%	2	(66.7%)
Subtotal	11	100%	(3)	100%
Total	21	100%	(1)	100%

Income tax

Our petrochemicals activities have not recorded income tax charges for the fiscal years ended December 31, 2017 and 2016.

Total loss

Finally, our petrochemicals segment recorded a net loss of Ps. 276 million for the fiscal year ended December 31, 2017, all of which is attributable to the owners of the Company, compared to a net loss of Ps. 89 million attributable to the owners of the Company for the same period in 2016.

Holding and Other Business Segment

Revenues

Net sales from our holding and others segment amounted to Ps. 424 million for the fiscal year ended December 31, 2017, 430% higher than Ps. 80 million for the same period in 2016. These sales mostly correspond to fees collected from related parties.

Cost of sales

Cost of sales of the holding and others segment suffered no variations, remaining stable at Ps. 3 million for the fiscal years ended December 31, 2017 and 2016. The following table shows the main components of our holding and others segment’s cost of sales for the specified periods:

	Fiscal years ended December 31,
Cost of Sales, in millions of Ps, except %	2017		2016
Salaries, social security charges and benefits to the personnel	1	33.3%	2	66.7%
Other	2	66.7%	1	33.3%
Total	3	100%	3	100%

Gross profit

Gross profit from our holding and other business amounted to Ps. 421 million for the fiscal year ended December 31, 2017, 446.8% higher than Ps. 77 million for the same period in 2016.

Selling expenses

No selling expenses were recorded in our holding and others segment during fiscal year ended December 31, 2017, compared to Ps. 5 million for taxes, rates and contributions for the same period in 2016.

Administrative expenses

Administrative expenses increased by 44.9% to Ps. 2,095 million for the fiscal year ended December 31, 2017 compared to Ps. 1,446 million for the same period in 2016, due to the Acquisition as from August 2016. This increase was mainly due to higher labor costs (Ps. 312 million), higher compensation agreements (Ps. 245 million), higher taxes, rates and contributions (Ps. 44 million) and higher pension plans (Ps. 42 million). The following table illustrates the main components of administrative expenses from our holding and others segment for the periods shown:

	Fiscal years ended December 31,
Administrative Expenses, in millions of Ps, except %	2017		2016
Fees and compensation for services	585	27.9%	708	49.0%
Salaries, social security charges and benefits to the personnel	805	38.4%	493	34.1%
Compensation agreements	246	11.7%	1	0.1%
Directors’ and statutory auditor’s fees	72	3.4%	49	3.4%
Taxes, rates and contributions	65	3.1%	21	1.5%
Accrual of defined benefit plans	106	5.1%	64	4.4%
Maintenance	45	2.1%	27	1.9%
Other	171	8.2%	83	5.7%
Total	2,095	100%	1,446	100%

Other operating income and expenses net

Other operating income and expenses net from our holding and other business segment registered a loss of Ps. 408 million for the fiscal year ended December 31, 2017, compared to a profit of Ps. 278 million for the same period in 2016, mainly due to: (i) higher taxes on bank transactions (Ps. 210 million) and (ii) a charge of Ps. 108 million for the obligation to pay Petrobras Brazil as contingent consideration pursuant to the sale and purchase agreement for the Acquisition. These negative effects were partially offset by a gain of Ps. 246 million mainly due to the recovery of contingencies and fiscal charges as a result of the adhesion to the regularizarion regime (moratorium) which provides for the benefits of releasing tax fines and reducing compensatory interest.

The following table shows the main components in both periods:

	Fiscal years ended December 31,
Other Op. Income & Expenses, in million s of Ps, except %	2017		2016
Provision for contingencies	(65)	15.9%	(26)	(9.4%)
Tax on bank transactions	(406)	99.5%	(196)	(70.5%)
Reversal of contingencies provision	246	(60.3%)	-	-
Accrual of other credits	(8)	2.0%	(10)	(3.6%)
Recovery of expenses	-	-	31	11.2%
Donations and contributions	(30)	7.4%	-	-
Contingence consideration	(108)	26.5%	-	-
Other	(37)	9.1%	479	172.3%
Total	(408)	100%	278	100%

Operating loss

Operating loss of our holding and other business segment amounted to Ps. 968 million for the fiscal year ended December 31, 2017, compared to a Ps. 514 million loss for the same period in 2016, mainly due to the inclusion of administrative expenses from Petrobras Argentina following the Acquisition and a Ps. 480 million gain from the sale of our indirect interest in TGS during 2016. These increases were partially offset by an increase of Ps. 1,009 million in share of profit from joint ventures in 2017.

Financial Results, Net

Financial results net from our holding and others segment represented losses of Ps. 4,297 million during the fiscal year ended December 31, 2017 compared to  Ps. 1,180 million for the same period in 2016, which is mainly explained by higher net financial interest expenses (Ps. 878 million) in line with the increase in corporate bonds in 2017, higher tax interest expenses (Ps. 110 million), and higher losses from net foreign exchange differences (Ps. 2,762 million), which were partially offset by higher profits from changes in the fair value of financial instruments (Ps. 598 million).

The following table illustrates the main components of financial results from our holding and other business segment for the periods shown:

	Fiscal years ended December 31,
Financial Results, in millions of Ps, except %	2017		2016
Finance income
Financial interest	176	82.2%	78	74.3%
Other interest	38	17.8%	27	25.7%
Subtotal	214	100%	105	100%

Finance expenses
Financial interest	(2,148)	90.2%	(1,172)	88.8%
Fiscal interest	(179)	7.5%	(69)	5.2%
Other	(54)	2.3%	(79)	6.0%
Subtotal	(2,381)	100%	(1,320)	100%

Other finance results
Changes in the fair value of finance instruments	944	(44.3%)	346	988.6%
Foreign currency exchange difference, net	(3,078)	144.5%	(316)	(902.9%)
Other finance results	4	(0.2%)	5	14.3%
Subtotal	(2,130)	100%	35	100%

Total	(4,297)	100%	(1,180)	100%

Income tax

Our holding and other business segment recorded an income tax benefit of Ps. 2,088 million for the fiscal year ended December 31, 2017, compared to a Ps. 1,070 million benefit for the same period of 2016, mainly as a result of the recognition of deferred income tax gains related to: (i) higher losses carry forwards and (ii) the effect of tax rate reduction expected to apply when the asset is realized or the liability is settled. These increases were partially offset by current tax expenses related to profits as a result of the Acquisition from July, 27, 2016 that are not allocated between the operating segments.

Total loss

Our holding and other business segment recorded a net loss of Ps. 3,177 million for the fiscal year ended December 31, 2017, all of which were attributable to the Company’s owners, compared to a net loss of Ps. 624 million for the same period of 2016 of which Ps. 603 million were attributable to the Company’s owners.

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

The increase in average electricity sales prices, was due to (i) the incorporation of CTGEBA, EcoEnergía and HPPL plant following the Acquisition; (ii) the implementation of SE Resolution No. 22/2016, which became effective as of February 2016 and retroactively increased remuneration for fixed costs, variable costs and non-recurring maintenance by 42% on average for us, compared to the remuneration under SE Resolution No. 482/15, which was previously in effect, and (iii) foreign exchange effects resulting from increased devaluation of the Peso against the U.S. Dollar , which in turn impacted electricity sales prices in Pesos for the Energía Plus and SE Resolution No. 220/2007 agreements since a significant portion of the tariffs collected by us are indexed to the U.S. Dollar.

The following table shows net electricity sales (in GWh) for generation plants:

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
(1) Considered since the acquisition of Petrobras Argentina, from July 27, 2016 to december 31, 2016.

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

The following table shows the main components of our generation segment cost of sales for the specified periods:

	Fiscal Years Ended December 31,
Cost of Sales, in Ps-mm except %	2016		2015
Purchases of inventories, energy and gas	1,164	42.7%	306	23.9%
Salaries, social security charges and benefits to the personnel	521	19.1%	362	28.2%
Property, plant and equipment depreciations	352	12.9%	125	9.8%
Maintenance	220	8.1%	128	10.0%
Consumption of materials	112	4.1%	86	6.7%
Rental and insurance	76	2.8%	77	6.0%
Fees and compensation for services	68	2.5%	51	4.0%
Taxes, rates and contributions	27	1.0%	21	1.6%
Transport of energy	11	0.4%	16	1.2%
Canons and Royalties	29	1.1%	19	1.5%
Intangible assets amortization	21	0.8%	19	1.5%
Accrual of defined benefit plans	39	1.4%	31	2.4%
Other	86	3.2%	41	3.2%
Total	2,726	100%	1,282	100%

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

The following table shows the main components of our generation segment selling expenses for the specified periods:

	Fiscal Years Ended December 31,
Selling Expenses, in Ps-mm except %	2016		2015
Taxes, rates and contributions	38	58,5%	10	41.7%
Salaries, social security charges and benefits to the personnel	19	29,2%	8	33.3%
Doubtful accounts	1	1,5%	3	12.5%
Other	7	10,8%	3	12.5%
Total	65	100%	24	100%

Administrative Expenses

Administrative expenses from our generation segment increased to Ps. 392 million for the fiscal year ended December 31, 2016, from Ps. 262 million for the same period in 2015, mainly due to a Ps. 84 million increase in costs on salaries, social security charges and benefits to the personnel, and a Ps. 34 million increase in fees and compensation for services.

The following table shows the main components of our generation segment administrative expenses for the specified periods:

	Fiscal Years Ended December 31,
Administrative Expenses, in Ps-mm except %	2016		2015
Salaries, social security charges and benefits to the personnel	255	65,1%	171	65.3%
Fees and compensation for services	78	19,9%	44	16.8%
Rental and insurance	16	4,1%	13	5.0%
Property, plant and equipment depreciations	5	1,3%	4	1.5%
Taxes, rates and contributions	1	0,3%	2	0.8%
Other	37	9,4%	28	10.7%
Total	392	100%	262	100%

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

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in Ps-mm except %	2016		2015
Tax on bank transactions	(53)	108.2%	(54)	(450.0%)
Provision for contingencies	(10)	20.4%	(2)	(16.7%)
Allowance for uncollectible tax credits	(13)	26.5%	(12)	(100.0%)
Recovery of receivables	8	(16.3%)	1	8.3%
Insurance recovery	20	(40.8%)	-	-
Income recognition for arbitral proceedings	6	(12.2%)	75	625.0%
Other	(7)	14.3%	4	33.3%
Total	(49)	100%	12	100%

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

The following table shows the main components of our generation segment financial results, net, for the specified periods:

	Fiscal Years Ended December 31,
Financial Results, in Ps-mm except %	2016		2015
Financial income
Commercial interest	541	90.2%	193	65.4%
Financial interest	47	7.8%	71	24.1%
Other	12	2.0%	31	10.5%
Subtotal	600	100%	295	100%

Financial cost
Financial interest	(739)	98.5%	(285)	79.6%
Fiscal interest	5	(0.7%)	(49)	13.7%
Other	(16)	2.1%	(24)	6.7%
Subtotal	(750)	100%	(358)	100%

Other financial results
Changes in the fair value of financial instruments	186	81.6%	53	(64.6%)
Foreign currency exchange difference, net	80	35.1%	(155)	189.0%
Discounted value measurement	(42)	(18.4%)	20	(24.4%)
Other financial results	4	1.8%	-	-
Subtotal	228	100%	(82)	100%

Total	78	100%	(145)	100%

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

	Fiscal Years Ended December 31,
Cost of Sales, in millions of Ps except %	2016		2015
Purchases of energy	6,060	49.6%	2,022	39.0%
Salaries, social security charges and benefits to the personnel	2,586	21.2%	1,860	35.8%
Penalties	2,374	19.4%	257	5.0%
Fees and compensation for services	454	3.7%	463	8.9%
Property, plant and equipment depreciations	297	2.4%	240	4.6%
Consumption of materials	276	2.3%	211	4.1%
Other	173	1.4%	136	2.6%
Total	12,220	100%	5,189	100%

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

	Fiscal Years Ended December 31,
Selling Expenses, in millions of Ps except %	2016		2015
Fees and compensation for services	469	29.0%	329	39.5%
Salaries, social security charges and benefits to the personnel	438	27.1%	300	36.0%
Penalties	182	11.2%	24	2.9%
Doubtful accounts	228	14.1%	24	2.9%
Communications	129	8.0%	59	7.1%
Taxes, rates and contributions	99	6.1%	49	5.9%
Other	73	4.5%	48	5.8%
Total	1,618	100%	833	100%

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

	Fiscal Years Ended December 31,
Administrative Expenses, in millions of Ps except %	2016		2015
Salaries, social security charges and benefits to the personnel	509	43.5%	332	47.6%
Fees and compensation for services	396	33.8%	215	30.8%
Rental	88	7.5%	58	8.3%
Surveillance and security	44	3.8%	24	3.4%
Consumption of materials	35	3.0%	23	3.3%
Advertising and promotion	29	2.5%	-	0.0%
Other	70	6.0%	45	6.5%
Total	1,171	100%	697	100%

Other Operating Income and Expenses, Net

Other operating income and expenses net for the fiscal year ended December 31, 2016 amounted to a net profit of Ps. 1,253 million, compared to a net profit of Ps. 5,057 million for the same period in 2015, which was mainly due to lower profits from Resolution No. 32/15, which was rendered ineffective as from February 1, 2016 (Ps. 4,606 million) and SE Resolution No. 250/13 and subsequent Notes (Ps. 469 million), which were partially offset by the recognition of income from the provisional remedies under CAMMESA Note ME&M No. 2016-04484723 (Ps. 1,126 million).

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in millions of Ps except %	2016		2015
Provision for contingencies	(151)	(12.1%)	(226)	(4.5%)
Tax on bank transactions	(157)	(12.5%)	(86)	(1.7%)
Decrease in property, plant and equipment	(40)	(3.2%)	(4)	(0.1%)
Voluntary retirements - bonus	(35)	(2.8%)	(43)	(0.9%)
Net expense for technical functions	(18)	(1.4%)	(13)	(0.3%)
Other expenses FOCEDE	(15)	(1.2%)	(60)	(1.2%)
Allowance for uncollectible tax credits	-	0.0%	(81)	(1.6%)
Services to third parties	62	4.9%	54	1.1%
Recognition of income - provisional remedies Note MEyM No 2016-04484723	1,126	89.8%	-	0.0%
Income recognition on account of the RTI - SE Res. No. 32/15	419	33.5%	5,025	99.4%
Higher costs recognition - SE Res. No. 250/13 and subsequent Notes	82	6.5%	551	10.9%
Other	(20)	(1.6%)	(60)	(1.2%)
Total	1,253	100%	5,057	100%

Operating loss

Operating results from our distribution of energy activities decreased by Ps. 2,817 million to a loss of Ps. 677 million for the fiscal year ended December 31, 2016, compared to a profit of Ps. 2,140 million for the same period in 2015.

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

	Fiscal Years Ended December 31,
Finance Results, in millions of Ps except %	2016		2015
Finance income
Commercial interest	134	65.0%	46	47.9%
Finance interest	72	35.0%	50	52.1%
Subtotal	206	100%	96	100%

Financial cost
Commercial interest	(1,021)	62.1%	(192)	33.3%
Finance interest	(611)	37.1%	(360)	62.4%
Fiscal interest	(10)	0.6%	(4)	0.7%
Other	(3)	0.2%	(21)	3.6%
Subtotal	(1,645)	100%	(577)	100%

Other finance results
Foreign currency exchange difference, net	(782)	217.2%	(1,225)	140.8%
Changes in the fair value of finance instruments	428	(118.9%)	352	(40.5%)
Other	(6)	1.7%	3	(0.3%)
Subtotal	(360)	100%	(870)	100%

Total	(1,799)	100%	(1,351)	100%

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

Oil and Gas Segment

Revenues

Net sales from continuing operations of our oil and gas segment amounted to Ps. 5,579 million for the fiscal year ended December 31, 2016, 491.0% higher than the Ps. 944 million recorded for the same period in 2015. The Ps. 4,635 million increase was mainly due to: (i) the inclusion of revenues as a result of the Acquisition of Ps. 2,920 million for the period from July 27, 2016 through December 31, 2016, and (ii) increases in sales volumes in Petrolera Pampa primarily as a result of increased in gas production in the Rincón del Mangrullo block (representing a 112% increase compared to fiscal year 2015).

The following table shows oil and gas production for the periods shown:

	Fiscal years ended December 31,
	2016	2015
Oil (m3/d)
Pampa (*)	2.8	N/A
PEPASA (**)	0.2	0.0
PELSA (*)	1.2	N/A
Total	4.2	0,0

Gas (mm3/d)
Pampa (*)	5.1	N/A
PEPASA (**)	2.8	1.5
PELSA (*)	0.7	N/A
Total	8.6	1.5

GLP (kton/d)
Pampa (*)	0.0	N/A
PEPASA (**)	N/A	N/A
PELSA (*)	0.1	N/A
Total	0.1	0.0
Note: All figures have been subject to rounding, so figures shown as totals may not sum.
(*) Considered since the acquisition of Petrobras Argentina on July 27, 2016 and includes Venezuela.
(**) Considered the volume of Medanito La Pampa to the benefit of PEPASA

Cost of Sales

Cost of sales from continuing operations of our oil and gas segment in 2016 increased by 466.2% to Ps. 3,737 million for the fiscal year ended December 31, 2016, compared to Ps. 660 million for the same period in 2015, mainly due to (i) the inclusion of cost of sales from Petrobras Argentina of Ps. 2,160 million for the period from July 27, 2016 to December 31, 2016 as a result of the Acquisition and (ii) an increase in production in the Rincón del Mangrullo Block.

Additionally, this increase was due to (i) higher property, plant and equipment depreciation costs (Ps. 1,116 million), (ii) higher fees and compensation for services (Ps. 496 million), (iii) higher royalties (Ps. 453 million) and (iv) higher purchases of inventories and gas (Ps. 761 million). The following table shows the main components of our oil and gas segment cost of sales for the specified periods:

	Fiscal years ended December 31,
Cost of Sales, in millions of Ps, except %	2016		2015
Property, plant and equipment depreciations	1,391	37.2%	275	41.7%
Royalties	573	15.3%	120	18.2%
Fees and compensation for services	571	15.3%	75	11.4%
Purchases of inventories and gas	910	24.4%	149	22.6%
Salaries, social security charges and benefits to the personnel	72	1.9%	10	1.5%
Maintenance and material comsuption	17	0.5%	-	-
Rental and insurance	89	2.4%	16	2.4%
Other	114	3.1%	15	2.3%
Total	3,737	100%	660	100%

Gross profit

Our oil and gas segment’s gross profit from continuing operations increased by 548.6% to Ps. 1,842 million for the fiscal year ended December 31, 2016, compared to Ps. 284 million for the same period in 2015. In 2016, our gross margin increased to 33.0% of total sales, compared to 30.1% for the same period in 2015.

Selling expenses

Our oil and gas segment´s selling expenses from continuing operations increased by 187.9% to Ps. 334 million for the fiscal year ended December 31, 2016, compared to Ps. 116 million for the same period in 2015, mainly due to higher taxes, rates and contributions (Ps. 110 million) and increase in the accrual of costs under compensation agreements for the benefit of certain officers of Petrolera Pampa (Ps. 83 million). The Ps. 218 million increase in selling expenses included Ps. 80 million related to the Acquisition for the period from July 27, 2016 through December 31, 2016.

The following table shows the main components of our oil and gas segment’s selling expenses for the specified periods.

	Fiscal years ended December 31,
Selling Expenses, in millions of Ps, except %	2016		2015
Taxes, rates and contributions	146	43.7%	36	31.0%
Compensation agreements	157	47.0%	74	63.8%
Salaries, social security charges and benefits to the personnel	20	6.0%	3	2.6%
Other	11	3.3%	3	2.6%
Total	334	100%	116	100%

Administrative expenses

Administrative expenses from continuing operations increased to Ps. 632 million for the fiscal year ended December 31, 2016, compared to Ps. 150 million for the same period in 2015, mainly due to the increase in costs on salaries, social security charges and benefits to the personnel (Ps. 303 million) and increase in the accrual of costs under compensation agreements for the benefit of certain officers of Petrolera Pampa (Ps. 113 million). The Ps. 482 million increase in administrative expenses included Ps. 341 million related to the Acquisition for the period from July 27, 2016 through December 31, 2016.

The following table illustrates the main components of administrative expenses from our oil and gas segment for the periods shown:

	Fiscal years ended December 31,
Administrative Expenses, in millions of Ps, except %	2016		2015
Salaries, social security charges and benefits to the personnel	324	51,3%	21	14.0%
Compensation agreements	214	33,9%	101	67.3%
Fees and compensation for services	67	10,6%	20	13.3%
Property, plant and equipment depreciations	1	0,2%	-	-
Directors’ and statutory auditor’s fees	4	0,6%	-	-
Other	22	3,5%	8	5.3%
Total	632	100%	150	100%

Exploration expenses

During the fiscal year ended December 31, 2016, exploration expenses from continuing operations amounted to Ps. 94 million, compared to Ps. 3 million in the fiscal year ended December 31, 2015, mainly due to higher abandoned and unproductive wells charges (Ps. 72 million), mostly as a result of the Acquisition (Ps. 60 million).

	Fiscal years ended December 31,
Exploration expenses, in Ps excepto %	2016		2015
Decrease in abandoned and unproductive wells	75	79.8%	3	100.0%
Geological and geophysical expenses	19	20.2%	-	-
Total	94	100%	3	100%

Other operating income and expenses net

Other operating income and expenses net from continuing operations increased by 126.8%, to a profit of Ps. 1,066 million for the fiscal year ended December 31, 2016, compared to Ps. 470 million for the same period in 2015, mainly as a result of the increase in the surplus gas injection compensation (Ps. 1,490 million) due to the new investments made under the agreement with YPF and the Acquisition. This profit was partially offset by higher extraordinary canon expenses (Ps. 366 million) and the effect of the remeasurement of the onerous contract related to the revision of the assumptions used for the calculation based on the progress in the contractual renegotiations in Ecuador (Ps. 372 million).

The following table shows the main components of our oil and gas segment for the specified periods:

	Fiscal years ended December 31,
Other Op. Income & Expenses, in millions of Ps, except %	2016		2015
Surplus Gas Injection Compensation	2,037	191.1%	547	116.4%
Tax on bank transactions	(68)	(6.4%)	(33)	(7.0%)
Compensation agreements	(109)	(10.2%)	(48)	(10.2%)
Provision for contingencies	(101)	(9.5%)	-	-
Services to third parties	44	4.1%	-	-
Extraordinary Canon	(366)	(34.3%)	-	-
Other	(371)	(34.8%)	4	0.9%
Total	1,066	100%	470	100%

Operating income

Oil and gas segment operating income from continuing operations increased by Ps. 1,374 million, to Ps. 1,859 million in the fiscal year ended December 31, 2016, compared to Ps. 485 million for the same period in 2015. In 2016, our operating margin decreased to 33.3% of total sales, compared to 51.4% for the same period in 2015.

Financial Results, Net

Financial results net from continuing operations of our oil and gas activities represented a loss of Ps. 605 million for the fiscal year ended December 31, 2016, compared to a Ps. 31 million profit for the same period in 2015, mainly due to: (i) higher net financial interest expenses (Ps. 228 million), (ii) higher losses on net foreign currency exchange difference (Ps. 255 million), and (iii) lower profits from changes in the fair value of financial instruments (Ps. 97 million). The Ps. 636 million decrease included a profit of Ps. 149 million related to the Acquisition for the period from July 27, 2016 through December 31, 2016.

The following table illustrates the main components of financial results from our oil and gas segment for the periods shown:

	Fiscal years ended December 31,
Finance Results, in millions of Ps, except %	2016		2015
Finance income
Finance interest	23	22.3%	1	100.0%
Other interest	80	77.7%	-	-
Subtotal	103	100%	1	100%

Finance cost
Finance interest	(711)	97.4%	(382)	98.2%
Fiscal interest	(1)	0.1%	-	-
Others	(18)	2.5%	(7)	1.8%
Subtotal	(730)	100%	(389)	100%

Other finance results
Foreign currency exchange difference, net	(74)	(336.4%)	181	43.2%
Asset retirement obligation	(32)	(145.5%)	(19)	(4.5%)
Changes in the fair value of finance instruments	160	727.3%	257	61.3%
Other finance results	(32)	(145.5%)	-	-
Subtotal	22	100%	419	100%

Total	(605)	100%	31	100%

Income tax

Our oil and gas segment recorded an income tax charge from continuing operations of Ps. 305 million for the fiscal year ended December 31, 2016, compared to a charge of Ps. 164 million for the same period in 2015 mainly as a result of the increase in profits of Petrolera Pampa in 2016.

Total profit

Our oil and gas segment recorded a total profit from continuing operations of Ps. 949 million for the fiscal year ended December 31, 2016, compared to a profit of Ps. 352 million for the same period in 2016.

Our oil and gas segment recorded a total loss from discontinued operations of Ps. 74 million for the fiscal year ended December 31, 2017.

Finally, our oil and gas segment recorded a total profit from continuing and discontinued operations of Ps. 875 million for the fiscal year ended December 31, 2016, of which Ps. 627 million were attributable to the Company’s owners, compared to a profit of Ps. 352 million for the same period in 2015, of which Ps. 175 million were attributable to the Company’s owners.

Refining and Distribution Segment

Operating income

Operating income from continuing operations of our refining and distribution segment amounted a loss to Ps. 1 million for the period from July 27, 2016 through December 31, 2016, corresponding to the interest in our associate Refinor.

Total profit

Our refining and distribution segment recorded a total loss from continuing operations of Ps. 1 million for the period from July 27, 2016 through December 31, 2016, all of which were attributable to the owners of the Company.

Our refining and distribution segment recorded a total profit from discontinued operations of Ps. 75 million for the period from July 27, 2016 through December 31, 2016, all of which were attributable to the owners of the Company.

Finally, our refining and distribution activities recorded a net profit from continuing and discontinued operations of  Ps. 74 million for the period from July 27, 2016 through December 31, 2016, all of which were attributable to the owners of the Company.

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

The following table shows the main components of our petrochemicals segment cost of sales for the period from July 27, 2016 through December 31, 2016:

	2016
Cost of Sales, in millions of Ps. except %	$	%
Purchases of inventories	1,680	76%
Salaries, social security charges and benefits to the personnel	346	16%
Property, plant and equipment depreciations	35	2%
Fees and compensation for services	33	1%
Maintenance	47	2%
Other	66	3%
Total	2,207	100%

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

Other operating income and expenses net

Other operating income and expenses net recorded a loss of Ps. 263 million for the period from July 27, 2016 through December 31, 2016, mainly attributable to the provision for contingencies (Ps. 167 million) and idle capacity charges (Ps. 85 million). The following table shows the main components of our petrochemicals segment for the period from July 27, 2016 through December 31, 2016:

	2016
Other Op. Income & Expenses, in millions of Ps. except %	$	%
Provision for contingencies	(167)	63.50%
Idle capacity	(85)	32.30%
Other	(11)	4.20%
Total	(263)	100%

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

Financial Results, Net

Financial results net from our petrochemicals activities represented a Ps. 1 million loss for the period from July 27, 2016 through December 31, 2016. The following table illustrates the main components of financial and holding results from our petrochemicals segment for the period from July 27, 2016 through December 31, 2016:

	2016
Financial Results, in Ps.m except %	$	%
Ingresos financieros
Commercial interest	2	100%
Subtotal	2	100%
Otros resultados financieros
Foreign currency exchange difference, net	(6)	200%
Discounted value measurement	3	(100.0%)
Subtotal	(3)	100%
Total	(1)	100%

Income tax

Our petrochemicals activities have not recorded income tax charges for the period from July 27, 2016 through December 31, 2016.

Total loss

Our petrochemicals activities recorded a net loss of Ps. 89 million for the period from July 27, 2016 through December 31, 2016, all of which were attributable to the owners of the Company.

Holding and Other Business Segment

Revenues

Net sales from our holding and other business segment amounted to Ps. 80 million for the fiscal year ended December 31, 2016, 48.1% higher than the Ps. 54 million recorded for the same period in 2015. These sales mostly correspond to fees collected from related companies.

Cost of sales

The cost of sales of the holding and other business segment suffered no variations, remaining stable at Ps. 3 million for both fiscal years ended December 31, 2016 and 2015. The following table shows the main components of our holding and other business segment’s cost of sales for the specified periods:

	Fiscal Years Ended December 31,
Cost of Sales, in Ps-mm except %	2016		2015
Salaries, social security charges and benefits to the personnel	2	66.7%	1	33.3%
Purchases of inventories	1	33.3%	1	33.3%
Other	-	-	1	33.3%
Total	3	100%	3	100%

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

	Fiscal Years Ended December 31,
Selling expenses, en Ps-mm except %	2016		2015
Taxes, rates and contributions	5	100%	-	-
Total	5	100%	-	0%

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

The following table illustrates the main components of administrative expenses from our holding and other business segment for the periods shown:

	Fiscal Years Ended December 31,
Administrative Expenses, in Ps-mm except %	2016		2015
Fees and compensation for services	708	49.0%	31	24.2%
Salaries, social security charges and benefits to the personnel	493	34.1%	19	14.8%
Compensation agreements	1	0.1%	-	-
Directors’ and statutory auditor’s fees	49	3.4%	31	24.2%
Taxes, rates and contributions	21	1.5%	32	25.0%
Accrual of defined benefit plans	64	4.4%	-	-
Maintenance	27	1.9%	1	0.8%
Other	83	5.7%	14	10.9%
Total	1,446	100%	128	100%

Other operating income and expenses net

Other operating income and expenses net from our holding and other business segment registered a profit of Ps. 278 million during fiscal year 2016, Ps. 69 million higher than the Ps. 209 million recorded in 2015, mainly due to the inclusion of Ps. 310 million of other net operating income and expenses, as a result of the Acquisition for the period from July 27, 2016 through December 31, 2016, mainly as a result of the effect of the remeasurement of the onerous contract related to the revision of the assumptions used for the calculation based on the progress in the contractual renegotiations in Ecuador (Ps. 522 million).

The following table shows the main components in both periods:

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in Ps.mm except %	2016		2015
Gain from cancellation of TGS Loan	-	-	215	102.9%
Provision for contingencies	(26)	(9.4%)	-	-
Tax on bank transactions	(196)	(70.5%)	(3)	(1.4%)
Allowance for uncollectible credits	(9)	(3.2%)	(3)	(1.4%)
Recovery of expenses	31	11.2%	2	1.0%
Onerous contract (Ship or pay)	522	187.8%	-	-
Other	(44)	(15.8%)	(2)	(1.0%)
Total	278	100%	209	100%

Operating loss

Operating loss of our holding and other business segment amounted to Ps. 514 million for the fiscal year ended December 31, 2016, compared to the operating profit of Ps. 131 million for the same period in 2015 mainly due to a Ps. 1,318 million increase in administrative expenses as a result of (i) the inclusion of administrative expenses from Petrobras Argentina of Ps. 660 million for the period from July 27, 2016 through December 31, 2016 following the Acquisition, (ii) expenses incurred in the Acquisition and (iii) a Ps. 96 million increase in loss in joint ventures. These increases were partially offset by a Ps. 480 million gain from the sale of our indirect interest in TGS.

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

The following table illustrates the main components of financial and holding results from our holding and other business segment for the periods shown:

	Fiscal Years Ended December 31,
Financial Results, in Ps-mm except %	2016		2015
Finance income
Financial interest	79	75.2%	26	100.0%
Other interest	26	24.8%	-	-
Subtotal	105	100%	26	100%

Finance expenses
Financial interest	(1,173)	88.9%	3	(15.0%)
Fiscal interest	(69)	5.2%	(22)	110.0%
Other	(78)	5.9%	(1)	5.0%
Subtotal	(1,320)	100%	(20)	100%

Other financial results
Changes in the fair value of financial instruments	342	977.1%	1,635	72.6%
Foreign currency exchange difference, net	(316)	(902.9%)	607	27.0%
Result from repurchase of Corporate Bonds	-	-	10	0.4%
Other financial results	9	25.7%	-	-
Subtotal	35	100%	2,252	100%

Total	(1,180)	100%	2,258	100%

Income tax

Our holding and other business segment recorded an income tax benefit of Ps. 1,070 million for the fiscal year ended December 31, 2016, compared to a charge of Ps. 55 million for the same period of 2015, mainly as a result of the recognition of deferred income tax gains related to losses carry forwards and borrowings after the Acquisition and the Merger, partially offset by current tax expenses related to profits as a result of the Acquisition from July, 27, 2016 that are not allocated between the operating segments.

Total loss

Our holding and other business segment registered a net loss of Ps. 624 million for the fiscal year ended December 31, 2016, of which Ps. 603 million were attributable to the Company’s owners, compared to a net profit of Ps. 2,334 million recorded in the same period of 2015 all of which were attributable to the owners of the Company.

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

Total consolidated borrowings as of December 31, 2017, 2016 and 2015 were Ps. 42,966 million, Ps. 25,972 million, and Ps. 7,993 million, respectively. As of December 31, 2017, 2016 and 2015, 85%, 66% and 39% were denominated in U.S. Dollars, respectively.

As of December 31, 2017, 2016 and 2015, cash and cash equivalents were Ps. 799 million, Ps.1,421 million and Ps.517 million, respectively. We maintain our cash and cash equivalents in Pesos, and in U.S. Dollars depending on medium term requirements and availability, at all levels of operations. We and our subsidiaries conduct financing at both variable and fixed rates.

The table below reflects our cash position at the dates indicated and the net cash provided by (used in) operating, investing and financing activities during the years indicated:

	As of December 31,
	2017	2016	2015
	(in millions of Pesos)
Cash at the beginning of the year	1,421	517	335
Net cash generated by operating activities	10,716	5,945	4,366
Net cash used in investing activities	(19,285)	(11,231)	(7,115)
Net cash generated by financing activities	8,085	5,830	2,852
Foreign currency exchange difference generated by cash and cash equivalent	23	360	79
Cash and cash equivalent classified as held for sale	(161)	-	-
Cash and cash equivalent at the end of the year	799	1,421	517

Net cash generated by operating activities

Net cash generated by operating activities amounted to Ps. 10,716 million for the year ended December 31, 2017, attributable to cash flow generated by net income without considering i) non-cash losses (mainly related to Ps. 3,421 million for depreciation and amortization of assets, Ps. 3,558 million for net foreign currency exchange difference and Ps. 3,590 million for interest accrual), and ii) non-cash profits (mainly related to Ps. 1,446 million for changes in the fair value of financial instruments, Ps. 1,108 million for share of profits from joint ventures and associates and Ps. 1,367 million for income tax and minimum notional income tax), but considering iii) changes in operating assets and liabilities (mainly related to Ps. 3,676 million increase in trade and other receivables and Ps. 1,198 million decrease in provisions, partially offset by Ps. 1,047 million increase in trade and other payables); iv) Ps. 1,979 million cash flow generated by discontinued operations and v) Ps. 1,284 million of income tax payments.

 Net cash generated by operating activities amounted to Ps. 5,945 million for the year ended December 31, 2016, attributable to cash flow generated by net loss without considering i) non-cash losses (mainly related to Ps. 2,201 million for depreciation and amortization of assets, Ps. 1,099 million for net foreign currency exchange difference and Ps. 3,345 million for interest accrual), and ii) non-cash profits (mainly related to Ps. 1,100 million for changes in the fair value of financial instruments, Ps. 1,126 million for the recognition of income – provisional remedies – CAMMESA Note ME&M No. 2016-04484723 in our distribution of energy segment and Ps. 1,201 million for income tax and minimum notional income tax), but considering iii) changes in operating assets and liabilities (mainly related to Ps. 3,531 million increase in trade and other payables and Ps. 989 million increase in tax payables, partially offset by Ps. 3,495 million increase in trade and other receivables); iv) Ps. 1,549 million cash flow generated by discontinued operations and v) Ps. 438 million of income tax payments.

Net cash generated by operating activities amounted to Ps. 4,366 million for the year ended December 31, 2015, attributable to cash flow generated by net income without considering i) non-cash losses (mainly related to Ps. 720 million for depreciation and amortization of assets, Ps. 566 million for net foreign currency exchange difference and Ps.  877 million for interest accrual), and ii) non-cash profits (mainly related to Ps. 2,244 million for changes in the fair value of financial instruments), but considering iii) changes in operating assets and liabilities (mainly related to Ps. 1,312 million increase in trade and other payables, partially offset by Ps. 988 million increase in trade and other receivables); iv) Ps. 185 million for proceeds related to derivative financial instruments and v) Ps. 121 million of income tax payments.

Net cash used in investing activities

Net cash used in investing activities amounted to Ps. 19,285 million for the year ended December 31, 2017, principally due to Ps. 10,725 million in purchases of property, plant and equipment Ps. 11,706 million paid for financial assets and Ps. 5,340 million paid for the subscription of investments funds. These uses of cash and cash equivalents were partially offset by net cash and cash equivalents generated by our investing activities, including Ps. 9,272 million of proceeds from the sale and amortization of financial assets.

Net cash used in investing activities amounted to Ps. 11,231 million for the year ended December 31, 2016, principally due to Ps. 6,244 million in purchases of property, plant and equipment and Ps. 9,145 million paid for companies' acquisitions (mainly related to the Acquisition). These uses of cash and cash equivalents were partially offset by net cash and cash equivalents generated by our investing activities, including Ps. 3,650 million of proceeds from the sale and amortization of financial assets and Ps. 1,154 million from the sale of property, plant and equipment.

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

Net cash generated by financing activities

Net cash generated by our financing activities amounted to Ps. 8,085 million for the year ended December 31, 2017, principally due to Ps. 27,567 million generated by borrowings. These proceeds of cash and cash equivalents were partially offset by payments of Ps. 18,619 million made in connection with bank and financial borrowings (including principal and interest).

Net cash generated by our financing activities amounted to Ps. 5,830 million for the year ended December 31, 2016, principally due to Ps. 19,244 million generated by borrowings. These proceeds of cash and cash equivalents were partially offset by payments of Ps. 8,332 million made in connection with bank and financial borrowings (including principal and interest) and Ps. 3,233 million for the public offer for the acquisition of Petrobras Argentina’s shares.

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

Capital Expenditures

The following table sets forth our capital expenditures for the years ended December 31, 2017, 2016 and 2015:

	At December 31,
	2017	2016	2015
	(in millions of Pesos)
Generation	6,277	2,378	1,516
Distribution of energy	4,137	2,703	2,518
Oil and gas	4,195	3,051	2,214
Refinery and Distribution	154	165	-
Petrochemical	110	58	-
Holding and others	116	85	-
	14,989	8,440	6,248

In 2017, our capital expenditures in our generation segment amounted to Ps. 6,277 million mostly related to work in progress (Ps. 5,131 million) and advances to suppliers (Ps. 1,000 million) in order to increase thermal generation capacity mainly through the construction of new thermal generation plants.

In our distribution of energy segment, we invested Ps. 4,137 million in 2017, mainly related to work in progress (Ps. 3,731 million). A substantial portion was dedicated to increasing the capacity of our grid in line with the growth of our customer base. In addition, we made investments in order to meet our quality standards levels.

Our capital expenditures in our oil and gas segment amounted to Ps. 4,195 million in 2017, mostly related to work in progress (Ps. 3,477 million), wells (Ps. 295 million) and mining property (Ps. 220 million) in order to develop gas reserves mainly through well drilling.

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

In 2015, our capital expenditures in our generation segment mainly related to work in progress and advances to suppliers (Ps. 1.433.6 million) and materials and spare parts (Ps. 73.6 million). In our distribution of energy segment, we invested Ps. 2.518,2 million, a substantial portion was used to expand and improve our grid in order to keep pace with the growth in our customer base. In addition, we made investments in order to meet our quality standards levels. Our capital expenditures in our oil and gas segment related to the execution of Petrolera Pampa’s investment commitments under the agreement with YPF.

Future Capital Requirements

We estimate that our capital expenditure requirements, debt payment obligations, dividend payments and working capital will be financed with cash from operations, new debt financings (including financing extended by CAMMESA), capital contributions and possible divestments.

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

In our generation business segment, future capital expenditures will focus on the expansion of thermal generation capacity through enhancement works, the installation of new gas turbines, steam turbines and engine generators. Regarding, generation from renewable sources, we will develop various wind projects.

In turn, in our distribution of energy business segment future capital expenditures will focus on maintaining quality of service and safety and environmental requirements.

Finally, in our oil and gas business segment future capital expenditures will focus on developing non-conventional gas reserves (shale and tight gas) through well drilling, as well as, exploration study aimed at making new discoveries at non-conventional gas reservoirs.

For further information on our investment commitments in oil and gas areas and our generation projects, please see Notes 40 and 47 to our Consolidated Financial Statements.

Description of Indebtedness

Our total consolidated financial indebtedness as of December 31, 2017 was Ps.39,568 million (without including any indebtedness with CAMMESA), of which 87% was long-term debt. Approximately 92% of our consolidated indebtedness outstanding at December 31, 2017 was denominated in U.S. Dollars. The amount of our total consolidated financial debt does not include Transener and TGS given that our stake in Transener and TGS constitutes an interest in a joint venture, it is not consolidated and it is valued according to the equity method of accounting in the Consolidated Financial Statements.

The below is a description of the main characteristics of the indebtedness of our group companies:

	2017	2016	2015
	(in millions of Pesos)
Short Term Debt
Bonds	743	2,267	1,215
Financial	5,097	8,385	83
	5,840	10,652	1,298
Long Term Debt
Bonds	27,778	12,174	4,514
Financial	5,950	691	717
Total	33,728	12,865	5,231
Total Indebtedness	39,568	23,517	6,529

Corporate Bonds

On July 14, 2016, and as a condition precedent to its Acquisition by Pampa, Petrobras Argentina issued Series T Bonds below par for U.S.$500 million, with a 7.5% annual yield. These bonds were issued for a term of 7 years and bear interest at a 7.375% rate. The proceeds from this placement were used by to refinance Petrobras Argentina’s Series S Bonds for U.S.$300 million Series S Notes and to finance working capital and capital investments. As a consequence of the Merger, we are the obligor of the Series T Bonds.

On December 7, 2016, the Board of Directors approved the terms and conditions of Class 1 under the Pampa Corporate Bonds Program. On January 24, 2017, Pampa issued U.S.$750 million of Class 1 bonds at an interest rate equal to 7.5% and a maturity of 120 months. Class 1 bonds may be redeemed by Pampa at any time beginning on January 24, 2022.

On April 7, 2017, the extraordinary general meeting of shareholders approved an increase of up to U.S.$2,000 million in the Pampa Corporate Bonds Program and the possibility of issuing corporate bonds convertible into common shares or ADRs was included.

On June 26, 2017, the Board of Directors approved the terms and conditions of Class 3, bonds convertible into common shares or ADRs, for up to a maximum of U.S.$ 500 million under the Pampa Corporate Bonds Program. In order to issue such instrument, certain requirements have been established. However, given the current conditions, in connection with the sales transactions in the refining and distribution segment and certain oil assets (see “Item 4. Recent Developments—Sale of Refining and Distribution Assets to Trafigura” and “Item 4. Recent Developments—Sale of Certain Oil and Gas Assets to Vista”), the issuance of Class 3 is not deemed necessary.

As a result of the upgrade in the global rating of Argentina’s sovereign debt from “B” to “B+” and in its local rating from “raA+” to “raAA” by the end of October, 2017, S&P also upgraded our global rating, which was upgraded from “B” to “B+”.

In December 2017, credit rating agency Moody’s upgraded the global rating of corporate bonds on the above-mentioned grounds, which was upgraded from “B3” to “B2”.

Redemption Transactions

On February 2 and 7, 2017, CTLL fully redeemed the principal and interest balance of Class 3 and Class C corporate bonds for a total amount of Ps.51 million and Ps.258 million, respectively.

On February, 24, 2017, PEPASA fully redeemed its outstanding Series 7 bonds, originally maturing on August 3, 2017, for a face value of Ps.310 million as well as the VCPs Class 14 (short-term security) for a face value of Ps.296 million, originally maturing on April 15, 2017. In addition, on May 8, 2017, PEPASA, fully redeemed its outstanding Series 8 bonds originally maturing on June 22, 2017, for a face value of Ps.403 million, and on May 18, 2017, fully redeemed its outstanding Series 2 bonds originally maturing on June 6, 2017, for a face value of Ps.525 million.

On May 11, 2017 (the “Redemption Date”), EASA redeemed 100% of the outstanding notes for a total nominal value of U.S.$ 3,862,332.30 due 2017 at a price for each U.S.$ 1,000 of face value in circulation equal to U.S.$1,000, plus U.S.$77,783.08 as interest accrued and unpaid through (but excluding) the Redemption Date.

On August 14, 2017, CTG fully redeemed its outstanding Series 7 bonds, originally maturing on August 12, 2020, for a face value of Ps.173 million. Furthermore, on September 11, 2017, CTG fully redeemed all its outstanding Series 8 bonds, originally maturing on August 12, 2020, for a face value of U.S.$1,388 million.

Financings

With the purpose of diversifying financing sources and optimizing debt structuring, on July 28, 2017, CTLL executed, as borrower, a credit facility with Crédit Agricole Corporate and Investment Bank and Finnish Export Credit Limited for up to U.S.$ 55 million. This facility is sponsored by the Republic of Finland’s Export Agency, known as Finnvera. The facility has a credit guarantee granted by us. Net funds from this facility were allocated to financing the expansion project in Bahía Blanca carried out under the Open Call to Companies interested in Offering New Generation Capacity pursuant to SEE Resolution No. 21/16 consisting of the installation of Finnish Wärtsilä 100 MW power capacity engines, which were commissioned for service on December 22, 2017.

Similarly, in October, 2017, our power generation affiliate Greenwind S.A. executed as a borrower a credit facility for U.S.$ 104 million with the Inter-American Investment Corporation (“IIC”), the Inter-American Development Bank (“IDB”)’s multilateral financial institution. The Santander Bank and the Industrial and Commercial Bank of China Limited Dubai Branch (“ICBC”) acted as participants. This credit facility represents an important milestone for us since it was the first loan by a multilateral institution granted to a project awarded under the RenovAR tenders. Moreover, the loan offers a tenor of 9 years door-to-door, an unprecedented term in Argentina for this kind of transactions, and is secured with a corporate lien granted by us.

On October 11, 2017, Edenor obtained a loan from the Industrial and Commercial Bank of China Dubai (ICBC) Branch in the amount of U.S.$ 50 million for a term of 36 months, which proceeds will be allocated to the financing Edenor’s working capital and investment plan.

The following table describes our debt maturity profile for the periods indicated, including principal amount plus the corresponding accrued interest payable at such years, as of December 31, 2017:

	< 1 year	1-7 years	7-10 years	Total
	(in millions of Pesos)
Total Indebtedness	5,840	19,740	13,988	39,568

Covenants of our Indebtedness

Under the terms of the respective outstanding debt, we and certain of our subsidiaries are subject to a number of restrictive covenants, including limitations on incurrence of new indebtedness, capital expenditures and dividend payments, among others. As of December 31, 2017, we and our subsidiaries were in compliance with the covenants under their respective outstanding indebtedness.

Contractual obligations

In the tables below, we set forth certain contractual obligations as of December 31, 2017 and the period in which the contractual obligations become due (including contractual obligation as of December 31,2017 related to contracts maintained as held for sale in the refining and distribution and oil and gas segments - see “Item 4.Recent Developments—Sale of Refining and Distribution Assets to Trafigura and “Item4.Recent Developments—Sale of Certain Oil and Gas Assets to Vista”). Peso amounts have been translated from U.S.$ Dollar amounts at the seller rate for Dollars quoted by Banco Nación on December 31, 2017 of Ps.18.65 to U.S.$1.00.

		Payments due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Until
	(in millions of Pesos)
Payments Obligations
Debt obligations (1)	83,974	26,874	4,166	16,624	36,310
Capital Expenditures (2)	28,744	9,455	9,086	3,931	6,272
Royalty payments (3)	1,359	696	187	189	286
Operating leases(4)	207	84	123	-	-
	114,284	37,109	13,562	20,744	42,869

Purchase Obligations
Natural gas purchase agreements for electricity generation (5)	226	226	-	-	-	2018
Natural gas transportation agreement (6)	1,269	257	274	74	663	2046
Steam (7)	122	8	17	17	81	2032
Gasolines (8)	1,775	1,775	-	-	-	2018
Oil (9)	17	17	-	-	-	2018
Long-term services agreement (10)	10,004	4,449	4,623	478	453	2034
Petroleum services and materials (11)	5,391	3,937	1,381	73	-	2021
	18,805	10,670	6,296	642	1,197

Other
Accrued fines and penalties (12)	4,296	345	3,951	-	-
Crude Oil Transportation Agreement with OCP (13)	389	389	-	-	-	2018
	4,685	734	3,951	-	-
Total	137,774	48,513	23,809	21,387	44,066

Sales Obligations (14)
Electricity Power	3,689	1,823	1,148	717	-	2022
Natural gas	4,316	4,316	-	-	-	2018
Natural gas transportation	47	33	14	-	-	2019
CNG	34	34	-	-	-	2018
LPG	1,231	248	495	488	-	2022
Gasolines (8)	1,484	1,484	-	-	-	2018
Total	10,800	7,938	1,657	1,206	-

(1)       Includes amortization of principal and accrued and future interest payments. Estimated variable interest rates in Pesos were based on Private Badlar and Corrected Badlar rates plus an applicable margin, and estimated variable interest rates denominated in U.S. Dollars were based at Libor rate plus an applicable margin. See “Item 5. - Description of Indebtedness” for a broader description of our financial debt.

(2)     Includes executed contractual obligations relating to major maintenance and new projects in our electricity generation business segment, as well as investment commitments in oil and gas areas (a further description of our investment commitments in oil and gas areas and our generation projects is disclosed in Notes 40 and 47 to our Consolidated Financial Statements). Edenor’s concessions do not require to make mandatory capital expenditures.

(3)     Based on royalty estimated payments included in our electricity generation annual budget; royalty payments beyond 2018 are calculated based on average hydraulicity.

(4)     Represents Edenor’s future minimum operating lease payments required.

(5)     Natural gas supply agreements based on the estimated average price of Ps.2.98 per m3.

(6)     Firm natural gas transportation agreements based on the estimated average price of Ps.0.19 per m3.

(7)     We have entered into oil purchase agreements with Exxon Mobil.

(8)      We have entered into gasolines purchase and sale agreements with Oil Combustibles, Axion Energy, Petrolera Aconcagua Energía and Mobil Argentina.

(9)     We have entered into steam purchase agreement with TGS (for the supply of the Ecoenegia power plant).

(10)     Long-term services agreements in the ordinary course of business (for the supply of maintenance and repair of plants, transportation between facilities and technical support).

(11)   Long-term services and materials agreements with oil and gas providers (for the supply of services such as pulling, work-over, perforation works and the provision of materials).

(12)    See “Item 4. Our Distribution of Energy Business—Empresa Distribuidora y Comercializadora Norte (Edenor)—Fines and penalties.”

(13)   Represents estimated net payments for the ship or pay transportation agreement with OCP. See “Item 4. Our Oil and Gas Segment—Ecuador—Crude Oil transportation agreement with OCP”.

(14)   Sales obligation agreement correspond to sale commitments in order to ensure the sale of different products. Prices are generally determined by formulas based on future market prices. Estimated prices used to calculate the monetary equivalent of these sales obligations for purposes of the table are based on current market prices as of December 31, 2017 and may not reflect actual future prices. Accordingly, the Peso amounts provided in this table with respect to these obligations are provided for illustrative purpose only.

Off-Balance Sheet Arrangements

Other than described below, we do not have any off-balance sheet arrangements required to disclose under Item 5.E. of Form 20-F.

OCP Investment’s Letters of Credit

We must maintain letters of credit to ensure compliance with financial commitments under the Ship or Pay agreement with OCP and commitments related to OCP trade payables. The letters of credit, which will finally expire in December 2018, will be gradually released as commitments extinguish. As of December 31, 2017, we hold letters of credit for U.S.$23.13 million. We are required to renew or replace the letters of credit as they expire, otherwise, we would have to deposit cash in amounts equal to our guarantee obligations.

Item 6.    Directors, Senior Management and Employees

General

We are managed by our board of directors, which is composed of ten directors and equal or less number of alternate directors subject to the Annual Shareholders’ Meeting decision. Four of our ten directors are independent according to the criteria and requirements for independent directors under applicable Argentine law. Three of our alternate directors are independent. The directors are elected on a staggered basis each year (three directors at a time in each of the first two years of a three-year cycle, and four in the third year). Our directors are elected for a three-fiscal-year term and can be reelected except for our independent directors, who cannot be reelected for successive terms.

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

Duties and Liabilities of Directors

Pursuant to section 59 of the BCL, directors have the obligation to perform their duties with the loyalty and the diligence of a prudent business person. Directors are jointly and severally liable to the company, the shareholders and third parties for the improper performance of their duties, for violating the law, the company’s by-laws or regulations, if any, and for any damage caused by fraud, abuse of authority or negligence, as provided for in Section 274 of the BCL. The following are considered integral to a director’s duty of loyalty: (1) the prohibition on using corporate assets and confidential information for private purposes; (2) the prohibition on taking advantage, or to allow another to take advantage, by action or omission, of the business opportunities of the company; (3) the obligation to exercise board powers only for the purposes for which the law, the company’s by-laws or the shareholders’ or the board of directors’ resolution have intended; and (4) the obligation to take strict care so that acts of the board are not contrary, directly or indirectly, to the company’s interests. A director must inform the board of directors and the supervisory committee of any conflicting interest he or she may have in a proposed transaction and must abstain from voting thereon.

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

Full Name	Age	Position	Appointment Date	Termination Date
Marcos Marcelo Mindlin	54	Chairman	04/27/18	12/31/20
Gustavo Mariani	47	Vice Chairman	04/07/17	12/31/19
Ricardo Alejandro Torres	60	Director	04/07/17	12/31/19
Damián Miguel Mindlin	52	Director	04/27/18	12/31/20
Gabriel Cohen	53	Director	04/29/16	12/31/18
Diana Mondino (1)	59	Director	04/07/17	12/31/19
Santiago Alberdi(1)	35	Director	04/29/16	12/31/18
Carlos Tovagliari (1)	58	Director	04/29/16	12/31/18
Diego Martín Salaverri	53	Director	04/27/18	12/31/20
Miguel Ricardo Bein (1)	67	Director	04/07/17	12/31/19
Pablo Alejandro Diaz	60	Alternate Director	04/29/16	12/31/18
Nicolás Mindlin	28	Alternate Director	04/07/17	12/31/18
Carolina Sigwald	50	Alternate Director	04/27/18	12/31/20
Isaac Héctor Mochón (1)	74	Alternate Director	04/07/17	12/31/18
Brian Robert Henderson	72	Alternate Director	04/27/17	12/31/20
Mariano Batistella	35	Alternate Director	04/29/16	12/31/18
Victoria Hitce	41	Alternate Director	04/07/17	12/31/19
Mauricio Penta	41	Alternate Director	04/27/18	12/31/20
Enrique Luján Benitez	46	Alternate Director	04/27/18	12/31/20

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

Senior Management

The table below sets forth certain information concerning our senior management:

Name	Position	Age
Marcos Marcelo Mindlin	Chairman, Chief Executive Officer	54
Gustavo Mariani	Vice Chairman, Power Generation and New Businesses Director	47
Ricardo Alejandro Torres	Vice Chairman, Distribution and Administration Director	60
Damián Miguel Mindlin	Vice Chairman, Procurement, Assets Security and Marketing Director	52
Horacio Jorge Tomás Turri	Executive Director of Oil & Gas	57
Gabriel Cohen	Corporate Financing Director	53
María Carolina Sigwald	Executive Director of Legal Affairs	50
Ariel Schapira	Executive Director of Downstream	56
Mariano Batistella	Executive Director of Planning, Strategy and Affiliates	35

The business address of each of our current directors and executive officers is Maipú 1, City of Buenos Aires, Argentina (C1084ABA).

Set forth below are brief biographical descriptions of the members of our board of directors and our senior management.

Marcos Marcelo Mindlin was born on January 19, 1964. He has been a member of our board of directors since 2006 and serves as Chairman. He is a member of the Council of the Americas. Mr. Mindlin received a Master of Science in Business Administration from the Universidad del CEMA (Center of Macroeconomic Studies). He also holds a degree in Economics from the Universidad de Buenos Aires. In 2008, Mr. Mindlin founded and since that time has directed a charity foundation called “Fundación Pampa Energía Comprometidos con la Educación” whose purpose is to improve childhood development and education. Mr. Mindlin is also a member and was Chairman of the Board of the Executive Committee of Tzedaka, a leading Jewish-Argentine foundation. From 1989 to 2004, Mr. Mindlin served as the founder, Senior Portfolio Manager and a shareholder of Grupo Dolphin. From 1991 to 2003, Mr. Mindlin was also a shareholder, Vice-Chairman and Chief Financial Officer of Inversiones y Representaciones S.A. (IRSA), a leading Argentine real estate company listed on the New York Stock Exchange. In November 2003, Mr. Mindlin resigned from IRSA to focus his work on Grupo Dolphin. Mr. Mindlin has extensive expertise in Latin America through his role as Chairman of the board of directors of Grupo Dolphin and several of its affiliates. From 1999 to 2004, Mr. Mindlin also served as Vice Chairman of Alto Palermo S.A. (a leading owner and operator of shopping centers in Buenos Aires), Vice Chairman at Cresud S.A.I.C. (one of the largest listed agricultural companies in Argentina) and ODS S.A. He also served as Director and member of the Executive Committee of Banco Hipotecario, the leading mortgage bank in Argentina. Mr. Mindlin is currently Chairman of “Fundación Pampa Energía Comprometidos con la Educación”, Grupo Dolphin Holding S.A., Dolphin Finance S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Grupo Emes S.A., Sitios Argentinos S.A and Emes Inversora S.A. Mr. Mindlin also serves as director of Edenor, Orígenes Seguros de Retiro S.A., Orígenes Seguros de Vida S.A., Consultores Fund Management, and Mindlin Warrants S.A.

Gustavo Mariani was born on September 9, 1970. Mr. Mariani holds a degree in Economics from the Universidad de Belgrano and a Master’s degree in Business Administration from the Universidad del CEMA (Center of Macroeconomic Studies) and also is a Chartered Financial Analyst (CFA) since 1998. He has been a member of our board of directors since November 2005 and serves as Vice-Chairman and Director of Power Generation and New Businesses. Mr. Mariani joined Grupo Dolphin in 1993 as an analyst and also served as an investment portfolio manager. Mr. Mariani is currently Chairman of CIESA, HIDISA, HINISA, PACOSA, PEASA, PEFMSA, Transelec, CPB Energía S.A. and Greenwind. He is also Vice Chairman of Pampa Participaciones S.A., Comunicaciones y Consumos S.A., SACDE and Edenor. He also serves as Director of GMA Warrants S.A., ODS S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Dolphin Finance S.A, Emes Inversora S.A., Transba S.A., Grupo Emes S.A., Grupo Dolphin Holding S.A., Orígenes Seguros de Vida S.A., Orígenes Seguros de Retiro S.A., Pampa Participaciones S.A., Emes Air S.A., Sitios Argentinos S.A and Pampa Cogeneración S.A. In addition, Mr. Mariani is a member of the management board of “Fundación Pampa Energía Comprometidos con la Educación”.

 Ricardo Alejandro Torres was born on March 26, 1958. Mr. Torres holds a degree in accounting from the Universidad de Buenos Aires and a Master’s degree in Business Administration from the Instituto de Altos Estudios Empresariales-Escuela de Negocios de la Universidad Austral. He has been a member of our board of directors since November 2005 and serves as Vice Chairman and Co-Ceo. Mr. Torres is, since March 2012, Chairman of the Board of Directors of Edenor. Mr. Torres has also held a post as a professor of Tax and Finance at the school of Economics of the Universidad de Buenos Aires. He currently serves as Chairman at CPB, Edenor, Pampa Inversiones S.A., Ponderosa Assets Holding I LLC., Ponderosa Assets Holding II LLC, RT Warrants S.A., Pop Argentina S.R.L. (Partner), Todos Capital S.R.L. (Partner), Orígenes Seguros de Vida S.A., Orígenes Seguro de Retiro S.A. and Pampa Cogeneración S.A. Mr. Torres is also member of the board of directors of CITELEC (alternate director), HIDISA, HINISA, PACOSA, Pampa Participaciones S.A., PEASA, PEFMSA, Transba (alternate director) and Transelec. Also, Mr. Torres is Vice Chairman of “Fundación Pampa Energía Comprometidos con la Educación”.

Damián Miguel Mindlin was born on January 3, 1966. He has been a member of our board of directors since November 2005. Mr. Mindlin joined Grupo Dolphin in 1991 as a shareholder and a director. Since November 2003, Mr. Mindlin has served as Investment Portfolio Manager of Grupo Dolphin. Mr. Mindlin is currently the Vice Chairman of the management board of “Fundación Pampa Energía Comprometidos con la Educación”. Additionally, he is currently the Chairman of Pampa Participaciones S.A., Latina de Infraestructura Ferrocarriles e Inversiones S.L., ODS S.A., SACDE S.A., Creaurban S.A., IECSA Chile S.A., Constructora Incolur IECSA S.A LTDA (Chile), Inversora Andina S.A. (Chile), Profingas S.A., Líneas del Norte S.A., Minera Geometales S.A., FIDUS S.G.R, “Compañía Americana de Trasmisión Eléctrica S.A. (CATESA), Corpus Energía S.A., Posadas Encarnación S.A., Estancia María S.A. and ARPHC S.A. Also, Mr. Mindlin is also the Vice Chairman of HIDISA, HINISA, Pampa Inversiones, PEASA, PEFMSA, Pampa Cogeneración S.A., Dolphin Créditos S.A., Sitios Argentinos S.A, Dolphin Créditos Holding S.A., Dolphin Finance S.A, Emes Inversora S.A., Grupo Emes S.A. and Grupo Dolphin Holding S.A. and he is member of the board of directors of Edenor, Transelec, Transba (alternate director), Citelec (alternate director), CPB, PACOSA , Pampa F&F, DMM Warrants S.A., Orígenes Seguros de Vida S.A., Orígenes Seguros de Retiro S.A., Consultores Fund Management Ltd, Bolsas y Mercados Argentinos (alternate director) and Emes Air S.A.

Gabriel Cohen was born on September 11, 1964. Mr. Cohen has been an alternate director of Pampa since June 2006. Mr. Cohen holds a degree in Business Administration from the Universidad de Buenos Aires. In addition, he worked for 15 years at Citibank, N.A., serving at the banks offices in Buenos Aires and Paris, holding different positions in financial control, treasury, investment banking, corporate banking and debt restructuring processes. Mr. Cohen currently serves as Chairman of Enecor and as Vice-Chairman of Citelec S.A., CPB and Transba S.A. He is member of the board of directors of Transener, HIDISA (alternate director), HINISA (alternate director), PACOSA (alternate director), and Pampa Participaciones S.A. (alternate director), Transelec (alternate director) and PEASA (alternate director) and PEFMSA (alternate director).

Diego Martín Salaverri was born on August 7, 1964. He has been a member of our board of directors since June 2006. He is a founding partner of the Argentine law firm of Salaverri, Burgio & Wetzler Malbrán. He earned a degree in law in 1988 from the Universidad Católica Argentina, Buenos Aires. He is also Chairman of Petrobras Participaciones SL, Petrobras Energía Operaciones Ecuador S.A. and EcuadorTLC, Vice Chairman of Petrobras Hispano Argentina S.A. and Pampa Energía Bolivia S.A. Mr. Salaverri is member of the board of directors of Petrobras Energía Colombia Ltd., Petrobras Energía Ecuadro Ltd., CIESA (alternate director), TGS (alternate director). Estancia María S.A. and ARPHC S.A. He is also a member of the supervisory committee of Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Grupo Dolphin Holding S.A., Dolphin Finance S.A., Orígenes Seguros de Retiro S.A., Orígenes Seguros de Vida S.A.

Carlos Tovagliari was born on December 27, 1959. Mr. Tovagliari has been an alternate director of the Company since 2007. He also serves as vice-president and CEO of Pop Argentina S.A. Previously, he worked at Inversiones y Representaciones S.A. and at Petersen Thiele y Cruz S.A. Mr. Tovagliari holds a degree in Industrial Engineering from the Universidad de Buenos Aires and a Management Development Program at IAE Business School.

Diana Mondino was born on August 8, 1958. On November 11,2017, she joined the Company board, where she had previously served as an alternate member. She is currently director and member of the Audit Committee for Loma Negra, a NYSE traded company. She is also director of Banco Roela, and was formerly a Board member of Grupo Supervielle S.A. Ms. Mondino serves as alternate director of Edenor. Ms. Mondino is Director of Institutional Affairs at UCEMA and a Finance Professor. Until 2005, she was Region Head for Latin America for Standard Poor's; based in New York she had responsibilities for the company's activities in the region. In 1991, she founded the company Risk Analysis, a credit risk rating company, which had a significant role in the development of capital markets in Argentina and was later acquired by Standard & Poor’s. After completing her Master in Business Administration Major in Marketing and Finance- at IESE, Spain, Ms. Mondino was Director of Studies at CEMA, where she founded the first full-time Master in Business Administration to be taught in Argentina in 1987.

Santiago Alberdi was born on April 6, 1983. On April 29, 2016 joined the Company as a member of the board of directors. Previously to joining the Company he worked at the Lotería de la Ciudad Autónoma de Buenos Aires (LOTBA). Mr. Alberdi holds a lawyer degree from the Universidad de Buenos Aires.

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

Enrique Luján Benítez was born on March 22, 1972. He holds an economic degree from the Universidad de Buenos Aires. Nowadays, he works as Managing Partner, Chief Investment Officer in Primevo Advisors. Previously, he held the position of Managing Director - Chief Trading in Banco Hipotecario S.A. (2000-2011).

Pablo Díaz was born on June 26, 1957. Mr. Díaz has been an alternate director of our company since June 2006. Previously, he was an advisor to the federal Subsecretaría de Energía Eléctrica (the Sub-Secretariat for Electrical Energy). He currently serves as director of Citelec, Transba, CPB (alternate director), Transener (alternate director), Edenor (alternate director), HIDISA (alternate director), HINISA (alternate director), PACOSA (alternate director), Pampa Participaciones S.A. (alternate director), Transelec (alternate director), PEASA (alternate director), PEFMSA (alternate director) and Transener S.A. (alternate director). He is the Executive Secretary of “Fundación Pampa Energía Comprometidos con la Educación”.

Nicolás Mindlin was born on November 11, 1989. Mr. Mindlin has been a member of the Board of directors of Pampa since April 2017. He serves as Vice Chairman of Refinería Bahía Blanca SAU, Terminal CP SAU and Lubricantes Avellaneda SAU. Mr. Mindlin is also member of the board of directors of Petrobras Hispano Argentina S.A., Petrobras Energía Ecuador Ltd., Petrobras Energía Colombia Ltd., CIESA (alternate director), Enecor (alternate director), Oldelva (alternate director), Refinor (alternate director), TGS (alternate director) and Deputy Secretary at Petrobras Participaciones SL. Mr. Mindlin holds an Industrial Engineer degree from the Technological Institute of Buenos Aires.

Isaac Héctor Mochón, was born on August 9, 1943, Mr. Mochón has been director of Pampa since 2017. He was a member of the board of directors of Design Suites S.A. and Misted. He is a lawyer graduated from the UBA. Mr. Mochón currently serves as director of Greenwind.

Brian Henderson was born on September 23, 1945. Mr. Henderson is a Senior Advisor to the board of Pampa Energia S.A. Previously, Mr. Henderson served as director of the Latin America Region of National Grid, Silica Networks and Manquehue Net Telecomunicaciones (Chile) and vice-Chairman of commercial operations of Energy Charter Oak for America, Africa and Europe. Before Charter Oak Energy, Mr. Henderson served as vice-Chairman and CEO of Deutsche Babcock Riley, Canada Inc. Mr. Henderson is Chairman of Transener and Vice-Chairman of Enecor. He is also director of Citelec, Transba, HINISA (alternate director), HIDISA (alternate director), CPB Energía S.A. (alternate director) and Transelec (alternate director). He holds a degree in Industrial Engineering from the Hebum University.

Mariano Batistella was born on July 31, 1982. He has been an alternate director of the Company since 2013. He currently is the Executive Director of Planning, Strategy and affiliates of the Company. Mr. Batistella worked in investment banking at Goldman Sachs. Mr. Batistella holds a degree in business administration from the Universidad de San Andres and has a postgraduate degree in finance from the same institution. He currently serves as Chairman of Petrobras Hispano Argentina S.A., Refinor, Refinería Bahía Blanca SAU, Terminal CP SAU and Lubricantes Avellaneda SAU. Mr. Batistella also serves as director of Pampa Participaciones S.A., CIESA, HINISA, Oldelval, Pampa Cogeneración S.A., Petrobras Energía Ecuador Ltd., Petrobras Energía Colombia Ltd., TGS, Edenor (alternate director), Enecor (alternate director), HIDISA (alternate director), PACOSA (alternate director), PEASA (alternate director), PEFMSA (alternate director), CPB Energía S.A. (alternate director) and Transelec (alternate director).

Victoria Hitce was born on April 9, 1977. Ms. Hitce has been a member of the Board of Directors of Pampa since April 2017. Also, she is a founding partner of the Salaverri, Burgio & Wetzler Malbrán law firm. Currently, she is the Corporate and M&A Director of the Company. She is a lawyer graduated from the Universidad Católica Argentina. Ms. Hitce serves as director of Socotherm Americas S.A., Petrobras Hispano Argentina S.A., Citelec, Transba, CIESA (alternate director), Pampa Cogeneración S.A. (alternate director) and Transener (alternate director). She is also a member of the supervisory committee of Norpatagónica S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Grupo Dolphin Holding S.A. and Dolphin Finance S.A.

Horacio Turri was born on March 19, 1961. Mr. Turri is an industrial engineer and received his degree at Instituto Tecnológico Buenos Aires. From March 2000 to June 2008, Mr. Turri served as Chief Executive Officer of Central Puerto S.A. Since August 1997, to March 2000, he was Chief Executive Officer of Hidroeléctrica Piedra del Águila. From 1994 to 1997, he was Chief Executive Officer of Gener Argentina S.A. Prior to 1994, he was Development Assistant Manager at Central Puerto S.A. He worked as an analyst of investment projects in the oil, gas and electricity sectors at SACEIF Luis Dreyfus from 1990 to 1992. He also worked at Arthur Andersen & Co. and Schlumberger Wireline in 1987-1990 and 1985-1987, respectively. Mr. Turri currently serves as a Chairman of Pampa Energía Bolivia S.A.

Ariel Schapira was born on March 12, 1962. Mr. Schapira is an industrial engineer and received his degree at Universidad de Buenos Aires. Since 2007, Mr. Schapira has been director and shareholder of several companies related to Grupo Emes (formerly Grupo Dolphin) such as Origen Seguros de Retiro, Comunicaciones y Consumos, among others. Previously, Mr. Shapira was regional Director of Telefonica, Regional Vice President of Bellsouth International USA, Executive Director of Movicom, General Manager of Radio Message (Motorola IND), and General Manager of Pouyet Tecsel. Currently, Mr. Shapira serves as Downstream Director.

María Carolina Sigwald was born on November 15, 1967. She is Executive Director of Legal Affairs of the Company since November 2017. She started her professional career as a lawyer in Central Puerto after its privatization and then joined Chadbourne & Parke in New York and later the Inter-American Investment Corporation (IIC) in Washington. Carolina returned to Argentina in 1998 as founding partner of Law Firm Díaz Bobillo, Sigwald & Vittone, where she performed as external advisor for energy companies, Pampa Energia among them. Likewise, she took office in Transportadora de Gas del Sur’s and Telefónica de Argentina’s board of directors. Mrs. Sigwald obtained her law degree in from the University of Buenos Aires, where she graduated with honors.

Mauricio Penta was born on July 23, 1976. He is Executive Director of Adminsitration of the Company. Mr. Penta graduated in Public Accountiong from the Universidad Argentina de la Empresa and he received an MBA from the Altos Estudios Empresariales (“IAE”). Previously, Mr. Penta worked for Deloitte and Grupo Cencosud as Tax Manager.

Independence of the Members of Our Board of Directors

As of December 31, 2017, pursuant to CNV regulations, a director shall not be considered independent in certain situations, including where a director:

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

The following directors, including alternate directors, do not qualify as independent members of our board of directors in accordance with the CNV criteria: Marcos Marcelo Mindlin, Ricardo Alejandro Torres, Damián Miguel Mindlin, Gustavo Mariani, Pablo Diaz, Nicolás Mindlin, Diego Martín Salaverri, Gabriel Cohen, María Carolina Sigwald, Mariano Batistella, Brian Robert Henderson, Mauricio Penta and Victoria Hitce. On the other hand, the following directors, including alternate directors, qualify as independent members of our board of directors according to the above mentioned criteria: Diana Mondino, Santiago Alberdi, Miguel Bein, José María Tenaillón, Mariano González Álzaga, Diana Mondino, Isaac Héctor Mochón, Enrique Luján Benitez, and Carlos Tovagliari.

On April, 16, 2018, the CNV issued Resolution No. 730, which modifies the criteria to determine if a director for the board of directors of companies under public regime shall not be considered independent. Companies under the control of the CNV have to adequate the composition of its board to this new criteria once the annual Shareholder Metting for the year 2018 is held. Pursuant to the CNV regulations mentioned above, a director shall not be considered independent in certain situations, including where a director:

(1)     has been a member of the management body for the controlling entity or another company belonging to the same economic group of the issuer by a preexistent relationship to the moment of his/her election, or if said relationship had ceased to exist during the previous three years;

(2)     is associated to the issuer or any of its shareholders that have significant participation, directly or indirectly, with the issuer; or with companies with which they have significant participation, directly or indirectly; or if he/she was associated to them by an employment relationship for the past three years;

(3)     has professional relationships or is affiliated to a professional organization or entity that maintains a frequent professional relationship of such nature and of relevant volume with, or that entitles him or she to a remuneration or fees (different from those corresponding to the functions that he/she fulfills in the management body), from the issuer, the issuer´s shareholders that have directly or indirectly “significant participations” or with companies in which these too have, directly or indirectly, “significant participations”. This prohibition comprises the professional relationships and affiliation during the last three years prior to the appointment as director;

(4)     holds 5% or more, directly or indirectly, of shares attached with voting rights and/or capital stock of the issuer or any company with a “significant participation” in it;

(5)     directly or indirectly, sells and/or provides goods and/or services – different from those accounted for in subsection c) – frequently and in such nature and volume relevant to the issuer or its shareholders that have a “significant participation” with it, directly or indirectly, for which he or she has perceived amounts substantially superior to those perceived for his or her functions as a member of the management body. This prohibition comprises the commercial relationships that took place during the last three years prior to his/her appointment as director;

(6)     has been director, manager, administrator or principal executive of nonprofit organizations that have been benefited from funds proceeding from the company, its controlling company and any other company belonging to the same organization, by an amount superior to those described in article 12 subsection I) of the Resolution UIF Nº 30/2011 and its amendments thereto;

(7)     receives any payment, including the participation in plans or stock option schemes, from the company or from another company belonging to the same economic group, other than the compensation paid as a member of the board of directors, except dividends paid as a shareholder of the company in the terms of paragraph d) and the corresponding to the consideration described in paragraph e);

(8)     has been a director for the issuer, the controlling entity or another company belonging to the same economic group of the issuer for more than ten years. If said relationship had ceased to exist during the previous three years, the independent condition will be recovered;

(9)     is spouse or a legally recognized partner, up to the third grade of consanguinity or second grade of affinity, of the members of the management body of the company that do not comply with the conditions described in the previous points;

(10)   is a member of the board of directors or supervisory committee in one or more companies registered as Agente de Negociación, Agente de Liquidación y Compensación y/o Agente de Corretaje de Valores Negociables, which are members of the respective stock exchange market or depend on members of such stock exchange market; and

(11)   directly or indirectly, maintains a significant participation in one or more companies registered as Agente de Negociación, Agente de Liquidación y Compensación y/o Agente de Corretaje de Valores Negociables, which are members of the stock exchange market.

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

The following table sets forth certain relevant information of the members of our audit committee:

Name	Position	Age
Carlos Tovagliari	President	58
Diana Mondino	Regular Member	55
Miguel Bein	Regular Member	67
Enrique Lujan Benitez	Alternate Member	46
Isaac Héctor Mochón	Alternate Member	74

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

Duties and authority

Our audit committee is responsible for the performance of the duties that fall within its scope of authority pursuant to the provisions of the CML. These duties include, among others, the following:

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

•         approving the submission by the board of directors of any proposed compensation to the Company’s executives, which must be similar to any remuneration paid to persons in comparable positions, in Argentina and/or abroad. In addition, according to applicable regulation, such compensation must be based on the contribution made by each executive, as well as the Company’s financial condition and result of operations.;

•         verifying compliance with applicable standards of conduct;

•         issuing an opinion with respect to the reasonableness of the stock option plans proposed by the Board of Director;

•         issuing an opinion with respect to the compliance with legal requirements and on the reasonableness of proposals to issue shares or securities convertible into shares, in the case of capital increases that exclude or limit preemptive rights;

•         Providing any report, opinion or statement required by the current regulations in force, with the scope and frequency required by such regulations, as amended;

•         Complying with all obligations provided for in our by-laws, as well as regulations binding for us; and

•         preparing an annual working plan to be reported to the Board of Directors and the Supervisory Committee within a term of 60 calendar days as from the beginning of the fiscal year.

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

The following table sets forth certain relevant information of the members of our supervisory committee:

Name	Position	Age
José Daniel Abelovich	Statutory Auditor(*)	61
Martín Fernandez Dussaut	Statutory Auditor	37
Germán Wetzler Malbrán	Statutory Auditor	48
Marcelo Héctor Fuxman	Alternate Statutory Auditor	61
Tomás Arnaude	Alternate Statutory Auditor	36

(*) Chairman of the Supervisory Committee

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

Germán Wetzler Malbrán was born on April 25, 1970. He currently serves as alternate director of ARPHC S.A. and Estancia María S.A. He is a member of the supervisory committee of SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A., Creaurban S.A., Profingas S.A., Minera Geometales S.A., Fidus S.G.R., Focolare S.A., Cincovial S.A., Compañía Americana de Transmisión Eléctrica S.A., Corpus Energía S.A., Posadas Encarnación S.A., CT Mitre Office S.A., Greenwind S.A., Pampa Cogeneración S.A., Pampa Participaciones S.A., Los Yaros Agropecuaria S.A, Agropecuaria La Volanta S.A., Lubricantes Avellaneda S.A.U., Refinería Bahía Blanca S.A.U., Terminal CP S.A.U. Additionally, Mr. Wetzler Malbrán serves as an alternate member of supervisory comittee of Grupo Dolphin Holding S.A., Orígenes Seguros de Retiro S.A., Orígenes Seguros S.A., Salta Refrescos S.A., Envases Plásticos S.A. and Dolphin Finance S.A.

Tomás Arnaude was born on December 17, 1981. He has been an alternate member of our supervisory committee since November 2016. Mr. Arnaude received his law degree from the Universidad Católica Argentina. He is a partner of the Argentine law firm Salaverri, Burgio & Wetzler Malbrán. He currently serves as director of Cerámica San Lorenzo S.A., member of the Supervisory Committee of of Greenwind, Pampa Cogeneración S.A., PACOSA, PEASA, PEFMSA and Transelec, Atis Group S.A. and as alternate statutory auditor of Veinticuatro de Enero S.A.

Martín Fernandez Dussaut was born on January 29, 1981. Mr. Fernández Dussaut received his law degree from the Universidad Católica Argentina. He is a partner of the Argentine law firm Salaverri, Burgio & Wetzler Malbrán. He is a member of the board of directors of AR Partners S.A., CT Mitre Office S.A., Rutas y Autopistas Seguras S.A. and Escrow Services S.A. Also he is a member of the supervisory committee of ODS S.A., Greenwind S.A., Pampa Participaciones S.A., PEASA, PEFMSA, SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A, Creaurban S.A., Profingas S.A., Minera Geometales S.A., Fidus S.G.R., Focolare S.A., Cincovial S.A., Compañía Americana de Transmisión Eléctrica S.A., Corpus Energía S.A., Posadas Encarnación S.A., Lubricantes Avellaneda S.A.U., Refinería Bahía Blanca S.A.U. and Terminal CP S.A.U.  He is an alternate member of the supervisory committee of Grupo Dolphin Holding S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Pampa Cogeneración S.A., Transelec Argentina S.A., Cerámica San Lorenzo ICSA and DEGASA S.A.

Corporate Governance

The Company enacted a comprehensive code of trading as well as a business code of conduct.

•          Insider Trading Policy. This Policy was approved by the board of directors on June 14, 2007 and its latest amendment was approved through by the board of directors’ meeting held on January 27, 2015. It has been implemented in order to avoid “insider trading” practices by the Company’s employees (i.e., to prevent the use of non-public material information to gain advantage for oneself or for others, either directly or indirectly). The Policy applies to the Company’s staff and its subsidiaries, including directors, supervisory committee members, and senior management lines, and it extends to their families or persons who live with them, as well as to certain suppliers.

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

•         Fraudulent Practices Prevention Program. In accordance with the provisions of the U.S. Foreign Corrupt Act and in addition to the Business Code of Conduct, the Company adopted the Fraudulent Practices Prevention Program, which sets out the responsibilities, duties and methodology necessary to prevent and detect any misconduct and/or fraudulent behavior within the Company and/or any of its subsidiaries.

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

•         Policy on Quality, Safety, Environment and Labor Health (“QSELH”). On April 26, 2017, our board of directors approved the QSELH Policy to continue meeting the standards for operating oil and gas, generation, distribution of energy, refining and distribution and petrochemical segments with the highest safety possible within the ordinary course of each activity.

•         Swap Transactions Policy. On March 8,2017, our board of directors approved the ‘Swap Transactions Policy’, which sets forth the framework under which the Company shall manage risks related to any Swap it executes under International Swaps and Derivatives Associations (‘ISDA’) agreements. This policy applies only to activities governed by the Commodity Exchange Act, as amended (the “CEA”), and only with respect to the election of the “End-User Exception” as provided in Section 2(h)(7) of the CEA.

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

For the fiscal year ended December 31, 2017, fees paid and/or accrued during that year to Pampa’s directors amounted to Ps. 328,920,287.

Compensation Plans

Stock-based Compensation Plan

With the aim of aligning personnel performance with Pampa’s strategic plan and creating a transparent and direct link between value creation for the shareholders and personnel remuneration, on February 8, 2017, Pampa’s board of directors approved the creation of stock-based compensation plan (the “Plan”).

In addition, Pampa’s board of directors approved the repurchase of Pampa Shares in accordance with Article 64 of Law No. 26.831 and CNV regulations as a means to implement the Plan.

The 2017-2019 Plan’s beneficiaries are approximately 23 officers, including Pampa’s executive directors but excluding main executives subject to the senior management compensation agreement described below, main directors and managers, which composition may be subject to change in future specific programs under the plan.

On March 8, 2018, the Board of Directors approved a second repurchase of Pampa shares in accordance with Section 64 of Law No. 26.831 and CNV rules that will be destined to cover the Plan.

As of the date of this annual report, Pampa repurchased in open market operations 717,150 ordinary shares and 191,290 ADRs, to cover the 2017-2019 Plan.

Compensation Agreements – Senior Management

On June 2, 2017, the Board of Directors approved the execution and signing of compensation agreements with the Company's main executives. These agreements mainly provide for an annual, variable and contingent compensation equivalent to, in the aggregate, to 3% of the Company’s annual market value appreciation of Pampa’s shares. For fiscal year 2017, the calculation period started on June 1. Furthermore, an annual cap of 50% of the accrued amount and 1.5% of the Company's operating income before interest, taxes and other non-cash items (adjusted EBITDA provision) for the period to be compensated, was established.

Accrued amounts which have not been paid by the Company may only be collected by their beneficiaries to the extent Pampa's share market capitalization at the time of realization is higher than the recorded maximum (high water mark provision). Additionally, the annual total amount payable should not exceed 1.5% of the adjusted EBITDA of the year subject to compensation. The payment of the annual compensation will be subject to the prior approval of the Shareholders’ Meeting to be held in each fiscal year. Furthermore, Pampa will deduct from the variable compensation, if applicable, remunerations that beneficiaries may have collected on account of bonds and/or other similar items from subsidiaries of Pampa, proportionally to the Company’s interests in such companies.

The objective of this variable compensation is to align the executives’ interests with the shareholders of the Company, creating value for the executives only if there is also value created for the shareholders. The compensation agreements were subject to the prior consideration of our Audit Committee, which concluded favorably regarding their reasonability.

Company-Value Compensation - Petrolera Pampa

On November 6, 2013, Petrolera Pampa’s extraordinary general meeting of shareholders resolved to approve a variable and contingent compensation to certain officers equivalent to 7% of the capital stock after the Company’s capital stock increase, valued based on the difference between the share’s market value at the time of exercising the right and a given value of U.S.$0.1735 per share determined at the exact moment of the capital stock increase.

On the other hand, Petrolera Pampa granted to certain officers an annual variable compensation for the performance of technical and administrative duties amounting to 7% of the EBDA accrued (EBITDA less paid income tax, less total net financial costs, less interest on its own capital, considering an annual 10% dollar-denominated rate) of PEPASA. The Company recognizes a provision (liability) and an expense for this EBDA Compensation based on the previously mentioned formula (see Note 45 to the Consolidated Financial Statements).

Stock-based Compensation Plan - Edenor

In 2016, Edenor’s Board of Directors proposed that the treasury shares be used for the implementation of a long-term incentive plan in favor of executive directors, managers or other personnel holding key executive positions in the Company in an employment relationship with the latter and those who in the future are invited to participate, under the terms of section 67 of the CML, after the effort made by the directors in the negotiation of the RTI. The plan was ratified and approved by the ordinary and extraordinary shareholders’ meeting of Edenor held on April 18, 2017.

As of the date of this annual report, Edenor awarded a total of 1,618,332 shares to executive directors and managers as additional remuneration for their performance in special processes developed during the 2016 fiscal year (see Note 45 to the Consolidated Financial Statements).

Share Ownership

As of March 31, 2018, Marcos Marcelo Mindlin, Gustavo Mariani, Damian Miguel Mindlin, Ricardo Alejandro Torres, Gabriel Cohen, Horacio Turri, Mariano Batistella, Carlos Tovagliari, Diego Salaverri and Ariel Schapira each owns shares representing, in the aggregate, 11.65%, 2.37%, 2.28%, 1.60%, 0.114%, 0.10%, 0.019%, 0.005%, 0.003% and 0.0001%, respectively of our capital stock. No other regular member of our board of directors or our senior management beneficially owns any shares of our capital stock. See “Item 7. Major Shareholders and Related Party Transactions.”

Employees

Excluding those employed by us on a temporary basis, as of December 31, 2017, we, together with our subsidiaries companies, had 3,330 full time employees, respectively. Our number of employees increased significantly as a result of the Acquisition.

Approximately 55% of our work force is affiliated with a union and/or is a party to a collective bargaining agreement. We have completed salary negotiations for 2018. We maintain a positive relationship with each of the employee unions at the Company and our subsidiary companies’ levels.

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

Item 7.    Major Shareholders and Related Party Transactions

Major Shareholders

As of December 31, 2017, our share capital authorized for public trading was Ps.1,836,494,690 represented by 1,836,494,690 common shares of par value Ps.1 and with right to one vote per share.

 On February 16, 2017, Pampa’s Extraordinary General Meeting of Shareholders approved the Merger and as a result, Pampa will issue 101,873,741 common shares once the DMA is registered with the IGJ (see “Item4.Recent Developments—Corporate Reorganization Process—Merger of Pampa, Petrobras Argentina, Albares and PEISA”) and, consequently, our capital stock will amount to 1,938,368,431 common shares.

 Furthermore, on April 27, 2018, Pampa’s Extraordinary General Meeting of Shareholders approved the 2017 Merger and as a result, Pampa will issue 144,322,084 common shares once the definitive merger agreement is registered with the IGJ (see, “Item 4. Recent Developments—Corporate Reorganization Process—Merger of Pampa, Petrolera Pampa, CTG, CTLL, EG3 Red S.A., BLL, INDISA, INNISA, Inversora Piedra Buena S.A. and Pampa Participaciones II S.A.”) and, consequently, our capital stock will amount to 2,082,690,514 common shares.

J.P. Morgan has informed us that, as of March 31, 2018, there were 51,456,220 outstanding ADSs.

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

The table below sets forth information concerning the beneficial ownership of our common shares as of March 31, 2018:

Name of Shareholder	Number of Shares	Percentage of Capital	Percentage of voting power
ANSES (¹)	305,307,129	16.62%	16,62%
Marcos Marcelo Mindlin	214,025,475	11.65%	11.65%
Gustavo Mariani	43,435,901	2.37%	2.37%
Damián Miguel Mindlin	41,840,800	2.28%	2.28%
Ricardo Alejandro Torres	29,334,425	1.60%	1.60%

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

We are aware, through public information as of the date of this annual report, that the following shareholders: Pointstate Capital LP and the Capital Group Companies Inc., each owns shares representing, in the aggregate, 6.68% and 6.68% respectively of our capital stock.

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

On November 6, 2013, Petrolera Pampa’s Extraordinary General Meeting of Shareholders resolved to approve a variable and contingent compensation to certain officers equivalent to 7% of the capital stock after Petrolera Pampa’s capital stock increase, valued based on the difference between the share’s market value at the time of exercising the right and a given value of U.S.$ 0.1735 per share determined at the exact moment of the capital stock increase. See (“Item 18. Financial Statements–Note 50”).

Petrolera Pampa has granted certain corporate directors an annual variable compensation (the ‘EBDA Compensation’) for the performance of technical and administrative duties amounting to 7% of the EBDA (EBITDA less paid income tax, less total net financial costs, less interest on its own capital, considering an annual 10% dollar-denominated rate) accrued for each fiscal year. See (Item 18. Financial Statements—Note 4.27).

On February 8 2017, our board of directors approved the creation of the Plan. The 2017-2019 Plan’s beneficiaries are approximately 23 officers, including Pampa’s executive directors but excluding main executives subject to the senior management compensation agreement described below, main directors and managers, which composition may be subject to change in future specific programs under the Plan. See “Item 6 Directors, Senior Management and Employees—Stock-based Compensation Plan”.

On June 2, 2017, our board of directors approved the execution of compensation agreements with the Company’s main executives. Subject to the approval of the Annual Shareholders’ Meeting to be held each year, the main executives will have the right to a contingent variable compensation, which calculation is based on the capital gain of Pampa’s stock in the market and capped to 1.5% of the operating income before interests, taxes and other non-cash items (EBITDA) of the fiscal year to be remunerated. See “Item 6. Directors, Senior Management and Employees–Compensation Agreements–Senior Management”.

On March 8, 2018, the Board of Directors approved the hiring of Sociedad Argentina de Construcción y Desarrollo Estratégico S.A. in connection with the electric generation projects that will be carried out next year and only insofar as they abide by the terms and conditions pre-established and approved by the Board of Directors with the favorable opinion of the supervisory committee.

Except as set forth below and as otherwise permitted under applicable law, we are currently not party to any transactions with, and have not made any significant loans to, any of our directors, key management personnel or other related persons, and have not provided any guarantees for the benefit of such persons, nor are there any such transactions contemplated with any such persons.

Interests of experts and counsel

During the year ended December 31, 2014, 2015, 2016 and 2017, we engaged the services of the Argentine law firm Salaverri, Burgio & Wetzler Malbrán. One of our directors Diego Martín Salaverri, two members of the supervisory committee, German Wetzler Malbrán and Martín Fernandez Dussaut, and one of the alternate members of our supervisory committee, Tomás Arnaude, are partners of Salaverri, Burgio & Wetzler Malbrán.

Item 8.    Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

See “Item 18. Financial Statements” beginning on page F-1.

LEGAL PROCEEDINGS

In the normal course of business, we are a party to lawsuits of various types. Our management evaluates the merit of each claim and assesses the likely outcome, recording an accrual in our financial statements for the related contingent liability when an unfavorable decision is probable and the amount may be reasonably estimated. At December 31, 2017, we had established accruals in the aggregate amount of Ps.3,597 million to cover potential losses from such claims and legal proceedings. The abovementioned amount, does not include Transener and TGS given they are not consolidated and are valued according to the equity method of accounting in the Consolidated Financial Statements. Except as disclosed below, we are not a party to any legal proceedings or claims that may have a material adverse effect on our financial position or results of operations.

Generation

Claims for the recognition of Gas Plus costs

In September 2015, CAMMESA informed CTLL that, in accordance with SE Resolution No. 529/14, after the first automatic renewal of the term of the natural gas supply agreements, CAMMESA would no longer acknowledge (i) any further automatic renewals of such agreements or (ii) the costs associated with such supply, including the additional 10% of costs established in the “Framework Contract for Loma de la Lata Combined Cycle Unit” (“Convenio Marco para el Cierre del Ciclo Combinado de Loma de la Lata”).

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

The SE did not address CTLL’s petition. Consequently, on November 13, 2015, CTLL filed a preliminary administrative claim (reclamo administrativo previo) in order to reverse CAMMESA’s unilateral decision and seek compensation for the damages. As of the date of this report, the claim has not been decided.

On October 7, 2016, CTLL filed a lawsuit against the Argentine Government seeking reimbursement for costs related to the purchase of natural gas under the “Gas Plus” program for the period from January 2016 to March 2016. Additionally, on March 28, 2018, CTLL filed a new lawsuit against the Argentine Government seeking the reimbursement of costs under the “Gas Plus” program for the period from April 2016 to November 2016. As of the date of this annual report, there was no news related to this claim.

Tax and Customs Proceedings

On March 31, 2017, Pampa adhered to the regularization regime (moratorium) provided for Law No. 27,260 in relation to certain tax claims and provisions. Pampa related liabilities were mainly attributable to contingencies identified in the Acquisition’s process including interpretation differences with the Argentine tax authority regarding (i) the time of recording well abandonment expenses for income tax purposes, (ii) the exemption from the Tax on Personal Assets as Substitute Taxpayer for the shareholder PPSL; (iii) the Tariff heading used by Pampa for certain exported products; and (iv) inaccurate customs regarding the importation of a turbine supplied by Siemens Germany, including certain spare parts that had not been required nor declared by Pampa. In relation to the last matter described before, Pampa entered into an agreement with Siemens pursuant to which Pampa will receive the reimbursement of related incurred costs. As of December 31, 2017 the carrying amount of the matters that were included in the moratorium amounted to Ps. 1,332 million and Ps. 668 million disclosed as provisions and tax payables, respectively.

As the adhesion to the regularization regime provided for benefits of releasing tax fines and reducing compensatory interests, the Company has recorded on March 31, 2017 a net gain of approximately Ps.335 million, which in turn, generated the payment of approximately Ps.171 million to Petrobras Brazil as contingent consideration payable in accordance to the share purchase agreement for the Acquisition.

Income Tax

Inflation adjustment

HIDISA and HINISA have assessed their income taxes for fiscal years 2012 - 2016 and CTG for the fiscal year 2015, taking into consideration the application of the inflation adjustment mechanisms set forth in Title VI of the Income Tax Act, the update of property, plant and equipment amortizations (Sections 83, 84 and 89), a cost restatement on account of the disposal of shares and mutual funds quotas (Sections 58, 61 and 89), and the update of intangible assets amortizations (Sections 81.c, 84 and 89, and Section 128 of its regulatory decree), to such effect using the IPM published by INDEC, until October 2015 and the index of consumer prices City of Buenos Aires (IPCBA) for the November-December 2015 period, based on the similarity with the parameters put forward in the matter of “Candy S.A.” heard by the Argentine National Supreme Court of Justice, which on July 3, 2009 ruled for the application of the inflation adjustment mechanism.

On March 31, 2017, CTG adhered to a moratorium in accordance with Law 27,260 regarding the income tax for the fiscal year 2015 mentioned above, giving up the application of the inflation adjustment mechanism for that specific fiscal year.

As of December 31, 2017 and until this issue is finally and conclusively resolved, HIDISA, HINISA and CTG will hold a provision for the additional income tax liabilities assessable for fiscal years mentioned in case the inflation adjustment had not been deducted. This provision amounts to Ps.843 million including compensatory interest and was disclosed in the line “Income tax liability and minimum notional income tax non-current”.

Tax refund claim

The Company, HIDISA, HNISA and CPB, have filed different petitions for refund the income tax pay in excess taking into consideration the application of inflation adjustment for an amount of Ps.1,228 million. On December 7, 2017, CPB collected the amount claimed for the 2002 period, which amounts to Ps.4 million plus interest.

  The Company considers it has a high probability of obtaining a favorable final and conclusive ruling.

Minimum national income tax

Tax refund claim

The Company and CTLL have filed different petitions for refund against AFIP – DGI for the application of the minimum presumed income tax corresponding to the fiscal years 2008 and 2009. This claim seeks the refund of Ps.25 million, including the recovery of payments recorded and the reversal of the payment made on account of the offsetting of several fiscal credits.

As AFIP did not answer the claim, the Company and certain subsidiaries brought the tax refund claim before a National First Instance Administrative Litigation Court and simultaneously requested the granting of interim injunctive relief so that AFIP refrains from demanding payment or instituting tax execution proceedings or lock action against the companies.

On August 25, 2016, CTLL obtained a favorable ruling by the Chamber of Appeals, which confirmed the first instance decision sustaining the refund claim; however, the payment had not been received as of the date of this annual report.

The Company considers it has a high probability of obtaining a favorable final and conclusive ruling.

Declaratory relief

The Company and its subsidiaries filed a petition for declaratory relief pursuant to Section 322 of the Federal Code of Civil and Commercial Procedure against AFIP in order to obtain assurance as to the application of the minimum notional income tax for the fiscal years 2010, 2011, 2012, 2013, 2014, 2015 and 2016 based on the decision by the Supreme Court of Justice of Argentina passed on June 15, 2010 (“Hermitage” case).

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

On March 31, 2017, CTLL and EASA adhered to a moratorium in accordance with Law 27,260 in respect of those claims regarding tax fiscal years 2011 (EASA), 2012, 2014 and 2015 (CTLL).

As of December 31, 2017, and due to the uncertainty on whether it may obtain a favorable decision, the Company keeps Ps.50 million in the line “Income tax liability and minimum notional income tax non-current” for the fiscal periods in which no tax losses have been evidenced.

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

Oil and Gas

Claim against the Ecuador Republic

Currently, EcuadorTLC, controlled by us, jointly with its partners, is facing an arbitration against the Ecuador Republic, in which the corporation demands the State a compensation for the damages generated by the breach of the participation agreement, the unified covenant and its amendment contracts, what implied the failure to pay of the investments agreed on. The arbitration proceeding is conducted under UNCITRAL rules, with a tribunal based in Santiago de Chile and under the Law of the Ecuador Republic.

On March 19, 2018, the Republic of Ecuador and the Plaintiff Parties executed an agreement (the “Agreement”) by which the Plaintiff Parties will not pursue the collection of the Final Award, in exchange for a compensation for general damages, that in the case of EcuadorTLC consists of (i) release from fiscal and labor claims currently in trial stage, amounting for more than U.S.$100 million, and (ii) an additional compensation of U.S.$68 million before the end of first half 2018 (including the recovery of granted guarantees). Furthermore, we estimate that the Agreement will generate an approximate net reporting profit of U.S.$40 million.

Moreover, the Republic of Ecuador has declared and acknowledged within the Agreement that (i) said agreement is completely valid and binding to the Republic of Ecuador, (ii) any payment default by the Republic of Ecuador under the Agreement will allow the Plaintiff Parties to fully execute the Final Award, and (iii) there is no pending obligation remaining by the Plaintiff Parties in relation to the Bloque 18 Consortium’s operation and exploitation.

Claim against the Province of Neuquén

As a consequence of the decree of expiration of the concession issued by the Ggovernment of the Province of Neuquén, we initiated a legal action for a certainty statement at the originating competence of the Supreme Court of Justice. At the time of the judgment, the parties agreed to a plan that would lead to the withdrawal of the case. Currently, the parties keep negotiating about the implementation of the plan, while procedural deadlines are suspended. The case is suspended for a 20 days period (renewable every 20 days by decision of both parties). As of the date of this annual report, the parties negotiations were ongoing to obtain a solution regarding this conflict.

Environmental proceedings

The Asociación de Superficiarios de la Patagonia Austral (ASSUPA) file a lawsuit against a number of companies that perform their activity in exploration and exploitation of hydrocarbons in the Neuquén and Austral basin. The core of the claim is to restore the environment to the state previous the hydrocarbons exploration, exploitation, production, storage and transport activities were performed by the defendants, and the prevention of potential environmental damages in those basins. In regards with the case related to the Austral basin was pending notification of some of the defendants.

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

Distribution of energy

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

On October 17, 2017, the Court of First Instance pronounced a judgment whereby the court dismissed the claim, declared the existence of a settled matter and also declared that in light of  the issuance of ME&M Resolutions No. 6 and 7/16, and Resolution No. 1/16 from the ENRE, the application of the legal framework questioned by the plaintiff was unsupported. Since the plaintiff did not submit an appeal against the decision of the Court of First Instance, the judgment was declared final. The proceedings terminated with a final judgment favorable to Edenor S.A.

 Legal action brought by Consumidores Financieros Asociación civil para su defensa

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

On April 22, 2010, Edenor answered the complaint and filed a motion to dismiss for lack of standing (“excepción de falta de legitimación”), requesting, at such opportunity, that a summons be served upon the Argentine Government, the AFIP and the ENRE as third-party defendants. Notice of this was served upon the plaintiff. Although the plaintiff’s opposition to the requested summons had not yet been resolved, the proceedings were brought to trial, in response to which Edenor S.A. filed a motion for reversal with a supplementary appeal. The Court hearing the case granted the motion filed by Edenor S.A. and ordered that the Argentine Government, the AFIP and the ENRE be summoned as third-party defendants, which has already taken place. As of the date of this annual report, a decision on this case was pending. It is estimated that the proceedings will not be terminated in 2018.

Legal action brought by Asociación de Defensa de Derechos de Usuarios y Consumidores–ADDUC

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

As of the date of this annual report, a decision on this case was pending. It is estimated that the proceedings will not be terminated in 2018.

ENRE Resolution No. 32/11

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

As of the year ended December 31, 2017, Edenor made a provision for principal and interest accrued for an amount of Ps.36.8 million within the Other non-current liabilities account. As in the framework of the “Agreement” concluded with the ENRE, the procedure is “suspended”, and Edenor cannot estimate the date on which the litigation will end.

Federal Government – Ministry of Federal Planning / Proceeding for the Determination of a Claim and Motion to Litigate in Forma Pauperis

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

On November 22, 2013, Edenor amended the complaint so as to claim additional damages as a consequence of the Argentine Government’s omission to perform the obligations under the “Adjustment Agreement” mentioned above. On February 3, 2015, the court hearing the case ordered that notice of the complaint be served to be answered within the time limit prescribed by law, which was answered by the Argentine Government. Subsequently, Edenor informed the Court of the issuance of SE Resolution No. 32/2015 as new event (“hecho nuevo”), under the terms of Section 365 of the Federal Code of Civil and Commercial Procedure. After notice was served, the court rejected the treatment thereof as an “event”, holding Edenor liable for costs. Edenor filed an appeal, which was admitted “with a delayed effect” (i.e. the Appellate Court will grant or reject the appeal when deciding on the granting or rejection of the appeal against final judgment). On December 4, 2015, Edenor requested the suspension of the procedural time-limits under the terms of section 157 of the Federal Code of Civil and Commercial Procedure, in accordance with the provisions of SE Resolution No. 32/2015, notice of which has been served upon the defendant. On February 16, 2016, Edenor reiterated the request due to the revocation of SE Resolution No. 32/2015. As of the date of this annual report, the procedural deadlines are suspended until May 17, 2017, as agreed by the parties.

The motion to litigate without liability for court fees or costs, which was filed on July 2, 2013, is at the discovery period and the period for the parties to put forward their arguments on the merits of the evidence produced has begun. As of the date of this annual report, and by “agreement of the parties”, the procedural time-limits continued to be suspended.

Procedure DJ/36/14 initiated by the AFIP

In May 2012, Edenor filed the original minimum presumed income tax return for fiscal period 2011 with no assessed tax amount in the understanding that the payment of the tax for fiscal period 2011 when Edenor’s cumulative income tax losses carry forward amounted to Ps.258 million, violated recognized constitutional guarantees and reflected its lack of payment capacity in relation to the taxes levied on income, such as the Minimum presumed income tax. This situation was duly informed to the AFIP.

At the same time, in accordance with the terms of Section 322 of the Civil and Commercial Procedure Code (“CPCCN”), Edenor filed a declaratory judgment action (“acción declarativa de certeza”) with the Federal Court against the Argentine Government, AFIP – DGI, with the aim of obtaining a declaratory judgment as to whether or not the minimum presumed income tax related to fiscal period 2011 applied in the sense resolved by the CSJN in the “Hermitage” case on June 15, 2010. In this case, the Supreme Court had declared that this tax was unconstitutional as it was deemed confiscatory.

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

Study, Review and Inspection of Works in public spaces “TERI”

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

Administrative Proceeding by the CNV

In October 2014, the CNV carried out a routine review of the Edenor’s corporate and accounting books. Following this inspection, in February 2015, the Commission requested Edenor, in addition to other information that was immediately provided, to complete the signatures of certain pages of the inventory and balance sheet books; to initiate the reports of the external auditors and the audit committee on all their financials; and that the blank spaces observed on pages No. 2 from the minutes books of the Board of Directors, the Assembly, the Supervisory Committee and the Audit Committee were crossed, corresponding to the back of pages No. 1 in which the respective heading is stamped in each book. Notwithstanding that in February 2015, the CNV issued a notice stating that all the observations made had been corrected, in July 2017, the CNV informed the filing of an administrative proceeding against the Company, the Board of Directors and the Audit committee for the 2014 fiscal year. The corresponding defense was presented in a timely manner, both by Edenor and by each of the summoned individuals. On February 23, 2018, the CNV issued a Resolution declaring the procedure in a dispute of applicable law. Edenor was notified of the Resolution on February 26, 2018. Each one of the summoned individuals submitted their pleadings in a timely manner and in accordance with provisions of article 17, subsection f) of Chapter II, Title XII of the CNV Regulations. The corresponding briefs were answered in a timely manner and to date, Edenor has received no further notification on the matter.

AGIP’s claim. Determinative Resolution N° 3417/DGR/2017

By Determinative Resolution N° 3417/DGR/2017 issued on December 5, 2017, the AGIP claims Edenor alleged differences in the contribution impacting on electricity companies. The difference is based on the content of the tax base of the Contribution, which the AGIP understands is made up of a Edenor’s monthly income from the sale of electricity, without admitting the deduction for the sale of energy to railroads, which is foreseen in the federal laws that govern the Contribution. Through Resolution 3417/17, the General Tax Collection authority: a) challenged the tax returns submitted by Edenor in connection with “Contributions impacting Electricity Companies in relation to the fiscal periods in 2011 (1st to 12th monthly advances), 2012 (1st to 12th monthly advances) and 2013 (1st to 12th monthly advances); b) determined ex officio the taxable matter and the resulting tax from the taxpayer for the 2011, 2012 and 2013 fiscal years for a total amount of U.S.$233,624.02 plus interest; c) established that for the income obtained with respect to the activity “Electric power distribution and commercialization services,” Edenor should pay the mentioned Contribution at a rate of 6% for the 2011, 2012 and 2013 fiscal years, and d) Imposed a fine of U.S.$151,855.61 on Edenor.

In a timely manner, on January 18, 2018, Edenor filed an appeal for reconsideration under the terms of Article 150 of the Tax Code of the Autonomous City of Buenos Aires (T.O.2018), against AGIP’s Determinative Resolution N° 3417/DGR/2017.

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

We did not declare any dividends for the fiscal years ended on either December 31, 2014, December 31, 2015, December 31, 2016 or December 31, 2017.

Although we do not have a formal dividend policy, we could decide to pay dividends in the future in accordance with applicable law and based on various factors then existing. See “Item 10. Additional Information—Dividends and Paying Agents.”

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

The following table sets forth, for the years indicated, the reported high and low sales prices as well as the average daily trading volume of our shares traded on the Buenos Aires Stock Exchange, and of our ADSs traded on the NYSE:

	Buenos Aires Stock Exchange			New York Stock Exchange
			Average Daily			Average Daily
	Pesos per Share		Trading Volume	U.S. dollars per ADS		Trading Volume
	High	Low	Pesos	High	Low	U.S. dollars

2013(1)	2.58	0.90	3,356,654	6.93	2.85	590,880
2014(1)	6.50	1.70	7,153,698	11.96	3.96	1,962,936
2015(1)	16.50	4.32	12,680,872	26.87	9.10	3,522,741
2016(1)	23.20	9.65	21,213,181	37.11	17.52	7,832,862
2017(1)	51.25	22.15	39,518,145	71.39	35.52	16,535,669

(1)                              Values provided by Bloomberg.

The following table sets forth, for the periods indicated, the reported high and low sales prices as well as the average daily trading volume of our shares traded on the Buenos Aires Stock Exchange, and of our ADSs traded on the NYSE:

	Buenos Aires Stock Exchange			New York Stock Exchange
			Average Daily
	Pesos per Share		Trading Volume	U.S. dollars per ADS		Trading Volume
	High	Low	Pesos	High	Low	U.S. dollars
2016(1)
First Quarter	14.95	9.65	14,753,128	24.35	17.52	6,780,368
Second Quarter	16.70	11.20	16,993,505	27.86	19.45	7,010,531
Third Quarter	19.75	14.70	18,288,786	32.98	24.12	6,190,761
Fourth Quarter	23.20	19.00	35,152,920	37.11	30.60	11,355,494
2017(1)
First Quarter	34.00	22.15	34,131,476	55.57	35.52	17,142,549
Second Quarter	42.30	32.85	37,999,379	65.51	53.01	18,018,519
Third Quarter	45.50	35.00	40,881,687	65.30	50.88	13,791,005
Fourth Quarter	51.25	41.00	45,148,690	71.39	58.43	17,200,238
2018(1)
First Quarter	56.15	46.25	52,265,797	72.98	57.18	16,441,550

(1)                              Values provided by Bloomberg.

The following table sets forth, for the months indicated, the reported high and low sales prices as well as the average daily trading volume of our shares traded on the Buenos Aires Stock Exchange, and of our ADSs traded on the NYSE:

	Buenos Aires Stock Exchange			New York Stock Exchange
			Average Daily			Average Daily
	Pesos per Share		Trading Volume	U.S. dollars per ADS(2)		Trading Volume
	High	Low	Pesos	High	Low	U.S. dollars
2017(1)
November	49.50	41.00	38,828,091	69.44	58.43	15,409,562
December	51.25	42.15	42,247,187	68.00	61.22	18,762,327
2018(1)
January	56.15	49.95	56,944,880	72.98	67.89	14,965,221
February	56.10	46.25	60,123,901	70.96	57.18	20,787,447
March	53.20	47.50	40,046,512	65.88	58.78	13,985,876
April (3)	49.00	44.00	42,878,932	60.52	53.39	14,732,888

(1)                              Values provided by Bloomberg.

(2)                              Values available for our ADSs from October 9, 2010, the first trading date on the NYSE.

(3)                              Represents the average of the lowest and highest daily rates from April 1 through April 27, 2018.

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

The following tables set forth, for the periods indicated, the reported high and low sales prices as well as the average daily trading volume of Petrobras Argentina’s shares traded on the Buenos Aires Stock Exchange, and of the PESA ADSs traded on the NYSE:

	Buenos Aires Stock Exchange			New York Stock Exchange
			Average Daily			Average Daily
	Pesos per Share		Trading Volume	U.S. dollars per ADS		Trading Volume
	High	Low	Pesos	High	Low	U.S. dollars

2013(1)	6.39	2.73	2,228,445	7.31	3.30	794,645
2014(1)	9.90	4.53	2,734,038	7.24	4.00	1,098,295
2015(1)	9.80	5.14	1,848,851	7.81	4.27	816,693
2016	11.05	7.00	3,539,999	7.28	4.66	1,127,377
2017	25.00	10.95	2,417,069	13.91	7.10	543,993

(1)	Values provided by Bloomberg.

The following table sets forth, for the periods indicated, the reported high and low sales prices as well as the average daily trading volume of Petrobras Argentina’s shares traded on the Buenos Aires Stock Exchange, and of our ADSs traded on the NYSE:

	Buenos Aires Stock Exchange			New York Stock Exchange
			Average Daily			Average Daily
	Pesos per Share		Trading Volume	U.S. dollars per ADS		Trading Volume
	High	Low	Pesos	High	Low	U.S. dollars
2016(1)
First Quarter	10.40	7.00	1,422,844	6.64	5.08	606,869
Second Quarter	9.80	8.40	1,000,245	6.76	5.85	1,033,595
Third Quarter	10.05	9.00	1,955,673	6.85	6.00	661,748
Fourth Quarter	11.05	7.31	9,971,516	7.28	4.66	2,199,651
2017(1)
First Quarter	17.90	10.95	3,556,047	11.15	7.10	896,709
Second Quarter	22.00	16.70	2,488,906	13.47	10.62	495,868
Third Quarter	22.40	17.50	1,608,324	12.90	10.35	387,082
Fourth Quarter	25.00	20.60	2,030,950	13.91	11.81	401,913
2018(1)
First Quarter	28.45	22.55	2,117,267	14.80	11.44	445,111

(1)	Values provided by Bloomberg.

The following table sets forth, for the months indicated, the reported high and low sales prices as well as the average daily trading volume of Petrobras Argentina’s shares traded on the Buenos Aires Stock Exchange, and of our ADSs traded on the NYSE:

	Buenos Aires Stock Exchange			New York Stock Exchange
			Average Daily			Average Daily
	Pesos per Share		Trading Volume	U.S. dollars per ADS(2)		Trading Volume
	High	Low	Pesos	High	Low	U.S. dollars
2017(1)
November	23.90	20.60	1,520,018	13.65	11.81	513,412
December	25.00	20.95	2,188,137	13.62	11.96	378,813
2018(1)
January	28.45	24.45	2,099,139	14.80	13.14	410,137
February	27.50	22.55	1,307,450	14.00	11.58	482,329
March	25.50	23.50	2,866,044	12.88	11.44	446,410
April (3)	24.40	22.00	991,419	12.07	10.80	337,191

(1)	Values provided by Bloomberg.
(2)	Values available for our ADSs from October 9, 2010, the first trading date on the NYSE.
(3)	As of April 27, 2018.

Petrobras Argentina ADSs

The PESA ADS’s depositary has informed us that, as of March 31, 2018, there were approximately 12,092,476 million outstanding The PESA ADSs. See “Item 12. Description of American Depositary Shares—Description of American Depositary Shares”.

 Repurchase of Pampa’s Shares

As of the date of this annual report, Pampa repurchased in open market operations 717,150 ordinary shares and 191,290 ADRs to cover the payment of 2016 and 2019 fiscal year’s Plan.

On April, 27, 2018 the Board of Directors approved the repurchase of Pampa shares in accordance with Section 64 of Law No. 26.831 and CNV rules. To make this decision, the Board of Directors took into consideration the difference between the value of our assets and the quoted price of Pampa in the stock exchanges, which the latter does not reflect the value or the economic reality that they nowadays hold nor their potential in the future, resulting in detriment of the Pampa’s shareholders interest. Also, the Board of Directors took into account our strong cash position and funds availability. As of the date of this annual report not repurchase have been made under this approval.

American Depositary Shares (“ADSs”)

Since October 9, 2009, our ADSs have been listed on the New York Stock Exchange (NYSE) and trade under the ticker PAM. Each ADS represents 25 common shares (or a right to receive 25 common shares). Pursuant to the provisions of the Amended and Restated Deposit Agreement dated as of August 14, 2009 among Pampa, The Bank of New York Mellon (“BONY”) and all owners and beneficial owners from time to time of American depositary shares issued thereunder (the “Deposit Agreement”), on January 23, 2017, Pampa sent a notice to BONY stating that Pampa (i) removed BONY as depositary and (ii) appointed JPMorgan Chase Bank, N.A. (“J.P. Morgan”) as successor Depositary thereunder, effective on the later to occur of the close of business New York City time on (a) February 21, 2017 and (b) the date of effectiveness of the Form F-6 filed with respect to the appointment of J.P. Morgan as successor Depositary under the Deposit Agreement. On February 22, 2017, Pampa filed the F-6 and the appointment of J.P. Morgan became effective as of such date.

Each ADS will also represent any other securities, cash or other property, which may be held by the ADS Depositary, J.P. Morgan.

The ADS Depositary’s office at which the ADRs are administered is located at 4 New York Plaza, Floor 12, New York, New York 10004. See “Item 12. Description of Securities Other than Equity Securities—Description of American Depositary Shares.” The Designated Market Maker on the trading floor of the NYSE for our ADSs is Barclays Capital.

The ADS Depositary has informed us that, as of March 31, 2018, there were 51,456,220 million outstanding ADSs.

THE ARGENTINE SECURITIES MARKET

Trading on the Mercado de Valores de Buenos Aires

Trading in the Argentine securities market

Pursuant to the provisions of the New Capital Markets Law No. 26,831 (“CML”), securities market in Argentina is comprised of several markets that require authorization from the CNV to operate (the “Authorized Markets”), including the BYMA, the Mercado Abierto Electrónico S.A., the Mercado Argentino de Valores S.A., the Mercado de Valores de Córdoba S.A., the Mercado a Término de Rosario S.A., among others. The CML allows the authorized Markets to delegate certain of its duties and rights as a market to other qualified entities, as previously authorized by the CNV. Securities listed on these exchanges include corporate equity, bonds and government securities.

Prior to the issuance of the CML, the BASE was the principal and longest-established exchange in Argentina. The BCBA was the exchange on which the majority of equity trades in Argentina were executed. BYMA is the result of an alliance between BCBA and Mercado de Valores de Buenos Aires S.A. (“MERVAL”), dated 2013. From April 17, 2017 all the shares previously listed in the MERVAL were transferred to BYMA without any further consequence for listed companies.

As of December 31, 2017, the market capitalization of shares of the 97 companies listed on the BCBA (excluding mutual funds) was approximately U.S.$356.9 billion. At the same time, the market capitalization of the domestic companies totaled U.S.$110.4 billion. Securities may also be listed and traded through over-the-counter market brokers who are linked to an electronic reporting system. The activities of such brokers are controlled and regulated by MAE, an electronic over-the-counter market reporting system that functions independently from the BYMA. Under an agreement between the BCBA and the MAE, trading in equity and equity-related securities is conducted exclusively on the BCBA (now BYMA) and trading in corporate debt securities is conducted on both the MERVAL/BCBA (now BYMA) and the MAE. Trading in Argentine Government securities, which are not covered by the agreement, may be conducted on either or both of the BYMA and the MAE. The agreement does not extend to other Argentine exchanges.

Although companies may list all of their capital on the BYMA or any other Authorized Market, controlling shareholders in Argentina typically retain the majority of a company’s capital stock, resulting in a relatively small percentage of active trading of the companies’ stock by the public on any such Authorized Market.

Argentina’s equity markets have historically been comprised of individual investors, though in the past years, there has been an increase in the level of investment by institutional investors in these markets. The participation of the Administración Nacional de la Seguridad Social (ANSES) as equity holder in Argentine publicly traded companies after the elimination of the Argentine pension funds resulted in a decrease in the trading of equity in the BYMA; however, Argentine fondos comunes de inversión (mutual funds), insurance companies and other institutional investor continue sustaining trading in the BYMA.

In September 2016 the shareholders of MERVAL and the BASE entered into a framework agreement to create BYMA for purposes of operating a stock market in accordance with the requirements of the newly enacted CML and in order to incorporate the Argentine Stock Exchange System (SBA). BYMA was incorporated as a result of a spin-off of certain assets of MERVAL relating to its stock market business and shall be further capitalized by BASE. Further, MERVAL and the BASE entered into a memorandum of understanding with (i) Mercado de Valores de Córdoba S.A., to integrate the stock market of Córdoba into a federal stock market managed by BYMA, and (ii) several brokers of the city of Santa Fe, Province of Santa Fe, for them to act within such federal market. On December 29, 2016, the CNV authorized BYMA and on January 2, 2017, IGJ and CNV authorized the creation and operation of BYMA. Sixty percent of its capital stock is held by shareholders of MERVAL and the other 40 percent is owned by BASE.

The BYMA is the largest authorized market in Argentina. Pursuant to Resolution No. 18,629, the CNV authorized the BYMA to operate as an Authorized Market, and allowed BYMA to delegate certain of its rights and duties as a market in the BASE, including without limitation, the right to authorize the listing of issuers and securities in the BYMA, and the right to publish the daily market gazette.

Trading on the BYMA is conducted either through the traditional auction system from 11:00 a.m. to 5:00 p.m. on trading days, or through the Sistema Integrado de Negociación Asistida por Computación (Computer-Assisted Integrated Negotiation System, or SINAC). SINAC is a computer trading system that permits trading in both debt and equity securities and is accessed by brokers directly from workstations located in their offices. Currently, all transactions relating to listed negotiable obligations and listed government securities can be effectuated through SINAC. In order to control price volatility, BYMA imposes a 15-minute suspension on trading when the price of a security registers a variation in price between 10% and 15% and between 15% and 20%. Any additional 5% variation in the price of a security will result in additional 10-minute successive suspension periods.

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

In Argentina, debt and equity securities traded on an exchange or the over-the-counter market must, unless otherwise instructed by their shareholders, be deposited with Caja de Valores S.A. (“Caja de Valores”). Caja de Valores is the central securities depositary of Argentina and provides central depositary facilities, as well as acting as a clearing house for securities trading and as a transfer and paying agent for securities transactions. Additionally, Caja de Valores handles the settlement of securities transactions carried out by the BASE and operates the computerized exchange information system mentioned above.

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

On November 13, 2017, the executive branch submitted to the Argentine Congress a draft bill that aims to develop the Argentine domestic capital markets. The draft bill provides for the amendment and update of the CLM, the Mutual Funds Law No. 24,083 and the Argentine Negotiable Obligations Law No. 23,576, among others. The law also amends certain tax provisions, as well as regulations relating to derivatives. On March 21, 2018, the draft legislation was approved by the Senate on March 21, 2018, subject to certain amendments. As of the date of this annual report, the draft legislation was under review by the Chamber of Deputies for its definitive approval. In this respect, the following key provisions are included in the draft bill, among others:

(i)              Promoting access to MiPyMES (micro, small and medium-sized companies) to the capital market, among others;

(ii)             Tender offers’ regulatory framework: modifies the criteria to determine, such as the price and timing for launching a tender offer due to a change in control, among others.

(iii)            CNV has power to issue regulations in order to determine when an offer may be considered private placement or public;

(iv)           Amendments to the preemptive subscription rights in the public offers;

(v)            Amendments regarding the duties of the CNV and its financial sources, the most important is the removal of the Section 20 of the current CML, which provides that the CNV may inspect any entity subject to its oversight (such as us, our controlling shareholder or any of our affiliates subject to CNV oversight). If after any inspection the CNV determines that a resolution of the board of directors of such entity violated the interests of its minority shareholders or any holder of its securities subject to the Argentine public offering regime, it may appoint a vendor (observer) with veto powers. Additionally, the Subsection (i) of the Section 19 of the current CML is removed, as a result a previous administrative summary is required to the CNV could declare that an act under its control is irregular or ineffective. In the other hand, the project includes the ability of CNV to initiate administrative summaries;

(vi)           Reestablishes the jurisdiction of the courts in commercial matters to hear appeals relating to resolutions and fines imposed by the CNV;

(vii)         Main amendments to the Argentine Negotiable Obligations Law No. 23,576: (a) expressly permits the issuance of Dollar-linked notes; (b) financial institutions and issuers engaged in construction, sale and financing of real property, infrastructure works and real estate development, will be authorized to issue notes with indexation clauses; (c) allows issuers to establish a procedure to obtain the consent of the majority of bondholders without the need for bondholders meetings, subject to certain requirements; among others.

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

On December 16, 2015, following the election of President Macri, the newly appointed Central Bank authorities issued Communication “A” 5850, which lifted the existing restrictions and, among others, established free access to the MULC to purchase foreign currency for general purposes without requiring the Central Bank or the AFIP’s prior authorization, reduced the period in which incoming funds must remain in Argentina first from 365 calendar days to 120 calendar days and then abolish this requirement and also reduced the Deposit from 30% to 0%.

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

On May 19, 2017, the Central Bank established a new regulatory framework that abolished all the rules that regulated the exchange rate, the general position of changes, Decree No. 616/2005, foreign exchange income from export operations of goods and services, among others, through Communication “A” 6244, effective as of July 1, 2017.

In addition, on November 1, 2017, the Macri administration enacted Decree No. 893/17 which partially repealed Decrees No. 2,581/64, No. 1,555/86 and No. 1,638/01, and eliminated the obligation of Argentine residents to transfer to Argentina and sell in the MULC the proceeds of their exports of goods. Moreover, on November 10, 2017, the Central Bank issued Communication “A” 6363, that eliminated all restrictions applicable to Argentine residents related to the transfer and sale of proceeds in the MULC resulting from the export of goods.

Pursuant to Communications “A” 6401 and “A” 6410”, issued on December 26, 2017, the Central Bank replaced the reporting regimes set forth by Communications “A” 3602 and “A” 4237 with a new, unified regime applicable for information as of December 31, 2017. The unified reporting regime involves an annual statement whose filing is mandatory for every person whose total flow of funds or balance of assets and liabilities is or exceeds U.S.$1 million during the previous calendar year.

On January 6, 2018, the Public Emergency Law, expired. The Public Emergency Law was passed by Congress in the immediate aftermath of Argentina’s 2001 political, economic and social crisis, and established a state of emergency in social, economic, administrative, financial and foreign exchange matters. The Public Emergency Law has been subsequently renewed until its final expiration on January 6, 2018, formally ending Argentina’s state of general emergency.

On January 11, 2018, with the aim of providing more flexibility to the foreign exchange system and promoting competition, allowing the entrance of new participants to the system, the free floating foreign exchange market was created by means of Decree No. 27/2018.

These changes to the Argentina’s foreign exchange policies allow all individuals free access to the local foreign exchange market. Moreover, the Macri’s Administration decided not to renew the Public Emergency Law which expired on December 31, 2017. In the future, the Argentine Government may impose additional controls on the foreign exchange market and on capital flows from and into Argentina, in response to capital flight or depreciation of the Peso. These restrictions may have a negative effect on the Argentine economy and our business if imposed in an economic environment where access to local capital is constrained, see “Item 3. —Key Information—Risk Factors—Government intervention may adversely affect the Argentine economy and, as a result, our business and results of operations.”

Money Laundering

Law No. 25,246, as amended, categorizes money laundering as a crime, defining it as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) appear as if obtained through legitimate means, provided that the aggregate value of the assets involved exceed in the aggregate (through one or more related transactions) Ps.50,000.

In addition, the Money Laundering Law created the Unidad de Información Financiera (“UIF”), which is charged with the handling and the transmission of information in order to prevent the laundering of assets originating from: (i) Crimes related to illegal trafficking and commercialization of narcotics (Law No. 23,737); (ii) Crimes related to arms trafficking (Law No. 22,415); (iii) Crimes related to the activities of an illegal association as defined in Article 210 bis of the Penal Code; (iv) Illegal acts committed by illegal associations (Article 210 of the Penal Code) organized to commit crimes for with political or racial objectives; (v) Crimes of fraud against the Public Administration (Article 174, Section 5 of the Penal Code); (vi) Crime against the Public Administration under Chapters VI, VII, IX and IX bis of Title XI of Book Two of the Penal Code; and (vii) Crimes of underage prostitution and child pornography under Articles 125, 125 bis, 127 bis and 128 of the Penal Code.Law No. 25,246 assigns information and control duties to certain private sector entities, such as banks, agents, stock exchanges and insurance companies, according to the regulations of the UIF, and for financial entities, the Central Bakn. These regulations apply to many Argentine companies. These obligations consist mainly of maintaining internal policies and procedures aimed at preventing money laundering and financing of terrorism, especially through the application of “know your customer” (“KYC”) policies.

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

In February 2016, through Decree 360/2016, the Argentine Government created the “National Coordination Program for Combating Money Laundering and Terrorist Financing” within the purview of the Ministry of Justice and Human Rights. Its purpose is to rearrange, coordinate and strengthen the anti-money laundering and anti-terrorist financing system at the national level, in light of the actual risks that could impact the Argentine territory and the global requirements to be met under the scope of the obligations and international recommendations of the United Nations and FATF standards.

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

Moreover, through Law No. 27,260 and Decree No. 895/2016, the UIF was granted the ability to communicate information to other public entities with intelligence or investigative capabilities, making it clear that it could only do so with a prior reasoned decision of the president of the UIF and only with precise and serious indications of the commission of any of the crimes contemplated in the Prevention of Money Laundering Law. The communications of the UIF will include the transfer of the confidentiality obligation established in Article 22 of the Prevention of Money Laundering Law, holding the officials of the entities receiving the confidential information who disclose such confidential information liable for the penalties established therein. It was made clear that the UIF does not exercise the ability referenced in cases related to voluntary and exception declarations made under Law No. 27,260.

On December 22, 2017, the Central Bank enacted Communication “A” 6399 by means of which it abrogated item 1.3 of the regulations regarding “Anti-Money Laundering, Terrorism Financing and other illegal activities” which regulated the obligation of financial institutions and foreign exchange agencies to maintain certain databases, as of January 1, 2018.

The abrogated regulations established the obligation for financial institutions and foreign exchange agencies subject to the Central Bank’s regulation to maintain databases regarding client operations.

In turn, Decree No. 27/2018, dated January 10, 2018, amended Law No. 25,246 related to the requirements imposed upon obliged subjects (“Obliged Subjects”), the management of their clients information and the information required for KYC purposes. The Decree now requires Obliged Subjects to refrain from revealing any investigations carried out in compliance with Law No. 25,246 to their clients and/or any third parties.

On January 11, 2017, the UIF published Resolution No. 4/2017, which established that special due diligence measures must be applied for identifying foreign and domestic investors (who shall comply with the requirements therein set forth to qualify as such) in the Republic of Argentina upon requesting the opening of special investment accounts.

Subsequently, the UIF published Resolution No. 30-E/17, effective as of September 15, 2017, which derogated Resolution No. 121 and established new guidelines to be followed by financial and securities institutions in their capacity as parties legally obliged to provide financial information under the Anti-Money Laundering Law, based on the revised recommendations of the GAFI for 2012.

These amendments facilitate compliance of the requirements imposed upon the Obliged and continue the migration of the system towards a risk-based approach.

Resolution No. 30-E/17 determines the minimum compliance elements that must be included in a system for the prevention of money laundering and terrorist financing, such as the process of customer due diligence, training programs, operations monitoring, reporting of suspicious operations and rules applicable in cases of non-compliance, among others.

Recently, the UIF published Resolution No. 21/2018 which states that reporting parties under Resolution No. 229 must evaluate their risks and adopt measures to mitigate them, in order to prevent money laundering as efficiently as possible. Within this framework, individuals are enabled to implement reputable technological platforms which allow carrying out long-distance procedures without the need to present documentation in person.

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

The Tax Reform , effective as of January 1, 2018, specifies that in case of share certificates issued abroad that represent shares issued by Argentine companies (i.e., ADSs), the “source” is defined by the location of the original issuer of the shares. However, the tax will not be due if the exemption for foreign beneficiaries on the sale of shares that are publicly traded in stock exchanges applies.

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

Dividends tax

Pursuant to Law No. 26,893, dividends and other profits paid in cash or in kind —except for stock dividends—by companies and other entities incorporated in Argentina referred to in the Argentine Income Tax Law (the “Income Tax Law”), Sections 69 (a)(1), (2), (3), (6) and (7), and Section 69(b), were subject to income tax at a 10% rate except for those beneficiaries that were domestic corporate taxpayers. Law No. 27,260 repealed this withholding tax as of July 23, 2016. Consequently, no withholding tax is to levied on dividends distributed to either Argentine or non-Argentine resident shareholders since then. This treatment applies only to dividends to be distributed at any time out of retained earnings accumulated until the end of the last fiscal year starting before January 1, 2018.

Likewise, the portion of those dividends exceeding the company’s accumulated net taxable income (as determined by application of the Argentine Income Tax Law), if any, is subject to a 35% withholding tax on such excess (the “Equalization Tax”). For purpose of the Equalization Tax, the amount of accumulated net taxable income to be considered shall be determined by (1) deducting the income tax paid by the company, and (2) adding the dividends and profits not subject to tax received as distributions from other corporations. If the distribution is in-kind, then the corporation must pay the tax to the Argentine tax authorities and will be entitled to seek reimbursement from the shareholders.

Dividends to be distributed out of earnings accrued in fiscal years starting on or after January 1, 2018, are to be subject to a tax treatment different from the one previously described, based on the recent enactment of a comprehensive tax reform -Law No. 27,430-, published in the Official Gazette on December 29, 2017, and generally effective since January 1, 2018.

Pursuant to Law No. 27,430, dividends and other profits paid in cash or in kind —except for stock dividends—by companies and other entities incorporated in Argentina referred to in the Argentine Income Tax Law, Sections 69 (a)(1), (2), (3), (6), (7) and (8), and Section 69(b) out of retained earnings accumulated in fiscal years starting on or after January 1, 2018, will be subject to withholding tax at a 7% rate (on profits accrued during fiscal years starting January 1, 2018 to December 31 2019), and at a 13% rate (on profits accrued in fiscal years starting January 1, 2020 and onwards), provided that they are distributed to Argentine resident individuals and foreign shareholders. No dividend withholding tax applies if dividends are distributed to the Argentine corporate entities mentioned above required to assess the dividend withholding tax. In addition, the Equalization Tax is repealed.

With respect to dividends paid to shareholders residing abroad, such withholding may be reduced by a tax treaty between Argentina and their country of residence. See “Tax Treaties” below.

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

Personal assets tax

Argentine entities, such as us, are required to pay the personal assets tax corresponding to Argentine and foreign individuals and foreign entities for the holding of our shares at December 31 of each year. The applicable tax rate is 0.5% and is levied on the equity value, or the book value, of the shares arising from the last balance sheet. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine individuals and/or foreign shareholders or by withholding dividend payments. However, our Company has obtained an exemption based on Law No, 27.260 applicable to personal assets tax from 2016 to 2018.

Tax on Minimum Notional Income (Impuesto a la Ganancia Mínima Presunta or (“IGMP)

Companies domiciled in Argentina, partnerships, foundations, sole proprietorships, trusts, certain mutual funds organized in Argentina, and permanent business establishments owned by foreign persons, among other taxpayers, shall apply a 1% rate to the total value of assets held by such persons, above an aggregate nominal amount of Ps.200,000. Nevertheless, common shares and ADSs issued by entities subject to such tax are exempt from the IGMP. The reform introduced by Law No. 27,260 establishes this tax will expire in 2019.

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

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Spain, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, the Netherlands, Norway, Russia, Sweden, Swiss, Uruguay, the United Kingdom, Brazil and Mexico. There is currently no tax treaty or convention in effect between Argentina and the United States. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our common shares or ADSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be exempted from the payment of the personal asset tax.

Tax reform

Recent modifications to tax regime

On December 29, 2017, the Argentine Government enacted Law No. 27,430,which introducted modifications to the tax regime (the “Tax Reform”), effective as of January 1, 2018.

The main effects industries where the Company operates are mentioned above, considering any pending regulation by the tax authority.

Income Tax

Individual income tax

The Tax Reform implemented a tax regime applicable to income from financial investments obtained by the legal persons or undivided successions that are Argentine resident for tax purposes, and by those non-residents for Argentine tax purposes (“Foreign Beneficiaries”), effective as of January 1, 2018

.

The Tax Reform does not alter the 15% capital gains tax rate (calculated on the actual net gain or a presumed net gain equal to 90% of the sale price) on the disposal of shares or securities by non-residents. However, the Tax Reform establishes an exemption for foreign beneficiaries participating in the sale of publicly traded shares traded in stock exchanges under the supervision of the Argentine Securities and Exchange Commission (CNV). The Tax Reform also establishes an exemption for interest income and capital gains obtained from the sale of public bonds (i.e., Government bonds), negotiable obligations (corporate debt bonds) and share certificates issued abroad that represent shares issued by Argentine companies (i.e., ADRs). The exemptions will apply only if the foreign beneficiaries do not reside in and the funds do not arise from “non-cooperating” jurisdictions for tax transparency purposes. In the case of ADRs, the Tax Reform defines their “source” by the location of the original issuer of the shares. However, the tax will not be due if anexemption applies.

New rates

Income tax rate for capital and certain entities will be reduced from 35% to 30% from January 1, 2018 to December 31, 2019 with a tax rate of 25% in 2020.

                    Additionally, a withholding of 7% or 13% is established for the periods mentioned above, on the dividends distributed by the capital companies in favor of their shareholders, when they are legal persons or undivided successions resident in the country, or are foreign beneficiaries.

Transfer pricing

                    The Transfer Pricing regime includes import and export controls of any product with the intervention of an international intermediary, that is not the importer at destination or exporter at origin, respectively,

                    In addition, for exports of goods with known prices and with the intervention of an intermediary (either related, or located in “non-cooperating” or low or no tax jurisdictions), the Law requires the Argentine exporter to file with AFIP the agreements supporting the transactions.

Equalization income tax

Equalization income tax -established by Income Law, art. 69.1- will not be applicable on profits generated from the 2018 -.

Upgrade

                    The Tax Reform re-establishes the adjustment for inflation procedures in the Income Tax Law with the following rules: (i) inflation adjustment of new acquisitions and investments carried out from January 1, 2018 and onwards, considering the variation of the Internal Wholesale Price Index (in Spanish, Indice de Precios Internos al por Mayor or IPIM) supplied by the National Institute of Statistics and Censuses (in Spanish, Instituto Nacional de Estadística y Censos or INDEC); and (ii) the application of an integral inflation adjustment mechanism when, the variation of the IPIM is higher than 100% for the 36-month period before the end of the fiscal period.

Tax and accounting revaluation

                    Tax Reform establishes the possibility of upgrade certain assets that are part of the assets of tax payers, in order to update their value, since the period of acquisition until December 31, 2017.

This revaluation is optional, and the amount of revaluation will be taxable at special rate 8% to 15%, depending on the type of property to be revalued.

Value Added Tax (VAT)

Investments Tax Returns

                    The return of tax credits originated in investments in fixed assets will be given, in case that, 6 months after their payment, have not been absorbed by fiscal debits generated by the activity.

Tax on Fuels

                    The Fuel tax scheme is modified, incorporating a tax on carbon dioxide emissions. The same tax pressure existing before the reform will be maintained.

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

Dividends

The gross amount of distributions that investors receive (prior to deduction of Argentine taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes. Dividends paid in Argentine Pesos will be included in an investor’s income in a U.S. Dollar amount calculated by reference to the exchange rate in effect on the date of the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. Dollars. A U.S. holder will have a tax basis in such Pesos for U.S. federal income tax purposes equal to the U.S. Dollar value on the date of such receipt. Any subsequent gain or loss in respect of such Pesos arising from exchange rate fluctuations will be ordinary income or loss and will be treated as income from U.S. sources for foreign tax credit purposes. If such a dividend is converted into U.S. Dollars on the date of receipt, investors generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Subject to certain exceptions for short-term (60 days or less) positions, the U.S. Dollar amount of dividends received by an individual U.S. holder in respect of ADSs generally will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our Consolidated Financial Statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2017 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2018 taxable year.

Because the common shares are not themselves listed on a U.S. exchange, dividends received with respect to the common shares may not be treated as qualified dividends. U.S. holders of should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Distributions of additional shares in respect of ADSs that are made as part of a pro-rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax, unless a U.S. Holder that receives the distribution has the right to receive cash or property, in which case the U.S. Holder will be treated as if it received cash equal to the fair market value of the distribution.

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

Foreign tax credit considerations

Investors should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits. If no such rules apply, a U.S. holder may be able to claim a credit against its U.S. federal income tax liability for Argentine income taxes withheld at the appropriate rate applicable to the U.S. holder from cash dividends on the ADSs, so long as the U.S. holders has owned the ADSs if the tax is treated for U.S. federal income tax purposes as imposed on the U.S. holder, (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date.  If a gain realized on the sale or other disposition of ADSs is subject to withholding tax, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to applicable conditions and limitations) against tax due on other income treated as derived from foreign sources.It is unclear whether the Argentine personal assets tax (as described in “—Argentine Tax Considerations”) is treated as an income tax for U.S. federal income tax purposes. If the Argentine personal assets tax is not treated as an income tax for U.S. federal income tax purposes, a U.S. holder would be unable to claim a foreign tax credit for any Argentine personal assets tax withheld. A U.S. holder may be able to deduct such tax in computing its U.S. federal income tax liability, subject to applicable limitations. The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involve the application of complex rules that depend on a U.S. holder’s particular circumstances. Investors should consult their own tax advisors regarding the creditability or deductibility of such taxes.

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

A holder that is a foreign corporation or a non-resident alien individual may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

Specified Foreign Financial Assets

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$ 50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Investors should consult their own tax advisors concerning the application of these rules to their particular circumstances.

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

DOCUMENTS ON DISPLAY

The materials included in this annual report on Form F-20, and exhibits therein, may be inspected and copied at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any SEC filings we make are also available to the public over the Internet at the SEC’s website: www.sec.gov.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of December 31, 2017.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, we, with the participation of our chief executive officer and chief financial officer, concluded that as of December 31, 2017, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2017. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2017.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2017 has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report, which appears herein.

(c) Attestation Report of the Registered Public Accounting Firm

Reference is made to the report of the Price Waterhouse & Co. S.R.L. on page F-3 of this annual report.

(d) Changes in Internal Control over Financial Reporting

                There have been no changes in internal control over financial reporting that occurred during the period covered by this annual report, other than changes resulting from 2017 Merger, that have materially affected, or are reasonably likely to materially affect, Pampa’s internal control over financial reporting.

Pampa has integrated the 2017 Merged Companies’ operations, processes and internal controls, including information system. See, “Item 4. Recent Developments—Corporate Reorganization Process—Merger of Pampa, Petrolera Pampa, CTG, CTLL, EG3 Red S.A., BLL, INDISA, INNISA, Inversora Piedra Buena S.A. and Pampa Participaciones II S.A.” and Note 1.4.2 to the Consolidated Financial Statements for additional information regarding the 2017 Merger.

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

Principal Accountant ´s fees

Price Waterhouse & Co. S.R.L. acted as our independent registered public accounting for the fiscal years ended December 31, 2017 and 2016. The following table discloses the services rendered to Pampa Energía S.A. and its consolidated companies by Price Waterhouse & Co. S.R.L and the fees for those services:

	Year ended December 31,
	2017	2016
	(in millions of Pesos)

Audit Fees (1)	55.6	38.1
Audit-related Fees (2)	-	-
Tax Fees (3)	0.1	-
Other non-audit Fees (4)	-	0.1
Total	55.8	38.2

(1) Audit Fees comprised of audit of our financial statements and our subsidiaries, the review of the interim financial statements, review of the Company’s annual report on Form 20-F, work to comply with the requirements of the Sarbanes Oxley – Section 404 and other services rendered by the external auditor in connection with statutory or regulatory filings or engagements.

(2) Audit-related Fees comprised of those outside the normal scope of the services included in an audit but are nevertheless reasonably related to the performance of the audit or review of our financial statements or our subsidiaries and may be effectively and efficiently rendered by the external auditor because of his knowledge of our financial information.

(3) Tax Fees comprised of services rendered by the external auditor for tax compliance.
(4) Services included under this heading include regulatory attestation reports presented to the IGJ for 2016.

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

Item 16E.               Purchases of Equity Securities by the Issuer and Affiliated Purchasers

As of the date of this annual report, Pampa repurchased in open market operations 717,150 ordinary shares and 191,290 ADRs to cover the payment of 2016 and 2019 fiscal year’ Plan (see “Item 6.—Directors, Senior Management and Employees—Stock-based Compensation Plan” and “Item 9. The Offer and Listing—Repurchase of Pampa’s Shares”).

On April, 27, 2018 the Board of Directors approved the repurchase of Pampa shares in accordance with Section 64 of Law No. 26.831 and CNV rules. To make this decision, the Board of Directors took into consideration the difference between the value of our assets and the quoted price of Pampa in the stock exchanges, which the latter does not reflect the value or the economic reality that they nowadays hold nor their potential in the future, resulting in detriment of the Pampa’s shareholders interest. Also, the Board of Directors took into account our strong cash position and funds availability. As of the date of this annual report not repurchase have been made under this approval.

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

Thus, we are subject to the provisions of Section 303A.11 of the NYSE’s Listed Company Manual (“LCM”) and Item 16.G of Form 20-F of the SEC, which require foreign issuers to disclose the differences existing between their corporate governance practices and the corporate governance requirements for U.S. domestic companies under their applicable listing standards. The following table provides the comparison required under the Section 303A.11 of the NYSE LCM and Item 16.G of the SEC’s Form 20-F mentioned above:

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

The CNV’s Regulations, specifically Article 11 of Section III, Chapter III, Title II I, indicate the criteria for establishing independence of a director. They provide that any director who does any of the following is not independent:

(i)                   Is a member of the board of directors of or employee of any of the shareholders with material holdings[2] in the company or of other companies whose shareholders have direct or indirect material holdings;

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

On April, 16, 2018, the CNV issued Resolution No. 730, which modifies the criteria to determine if a director for the board of directors of companies under public regime shall not be considered independent. Companies under the control of the CNV have to adequate the composition of its board to this new criteria once the annual Shareholder Meeting for the year 2018 is held (see “Item 6. Directors, Senior Management and Employees—Independence of the Members of Our Board of Directors”.)

2 Under Argentine law, a “material holding” is defined as any shareholding equivalent to at least 15% of a company’s capital stock.

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

Item 16H.              Mine Safety Disclosure

Not applicable.

Item 17. Financial Statements

Not applicable.

Item 18.  Financial Statements

Our Consolidated Financial Statements are included in this annual report beginning on page F-1.

Item 19.  Exhibits

Documents filed as exhibits to this annual report:

1.1	Amended and Restated By-laws (estatutos sociales) of the Registrant (English translation) (previously filed as 6-K (File No. 001-34429) on November 11, 2015 and incorporated by reference herein.)

1.2

Amended and Restated By-laws (estatutos sociales) of the Registrant (English translation) (previously filed as 6-K (File No. 001-34429) – (Film No.171262768) on December 19, 2017 and incorporated by reference herein.)

2.1

Form of Amended and Restated Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A.as successor Depositary thereunder (previously filed as Exhibit 2.1 to our Registration Statement on Form 20-F (File No. 333-216157) on February 22, 2017 and incorporated by reference herein.)

8.1	List of significant subsidiaries of Pampa Energía S.A.

12.1	Certification of Marcos Marcelo Mindlin, Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Ricardo Alejandro Torres, Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Marcos Marcelo Mindlin, Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Reserves Reports of Gaffney, Cline & Associates Inc., dated April 19, 2018.

13.3	Consent of Gaffney, Cline & Associates.

13.4	Consent of Independent Registered Public Accounting Firm - Price Waterhouse & Co. S.R.L.
101*	XBRL Instance Document and related items.
*

As permitted by Rule 405(a)(2)(ii) of Regulation S-T, the registrant’s XBRL (eXtensible Business Reporting Language) information will be furnished in an amendment to this Form 20-F that will be filed no more than 30 days after the date hereof. In accordance with Rule 402 of Regulation S-T, such XBRL information will be furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Act, will be deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise will not be subject to liability under those sections.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Pampa Energía S.A.
By: /s/ Marcos Marcelo Mindlin
Name: Marcos Marcelo Mindlin Title: Chief Executive Officer

By: /s/ Ricardo Alejandro Torres
Name: Ricardo Alejandro Torres Title: Chief Financial Officer

Date: April 30, 2018

 CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2016, AND

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Pampa Energía Sociedad Anónima (Pampa S.A.)

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Pampa Energía Sociedad Anónima (Pampa S.A.) (hereinafter, "Pampa S.A." or the "Company") and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 15 of the Company's Annual Report on Form 20-F. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Autonomous City of Buenos Aires, Argentina.

March 8, 2018.

/s/ PRICE WATERHOUSE & CO. S.R.L.

/s/ Reinaldo Sergio Cravero (Partner)

We have served as the Company's auditor since 2006.

GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the consolidated financial statements of the Company.

Terms	Definitions
ADR	American Depositary Receipt
AFIP	Federal Administration of Public Revenue
Albares	Albares Renovables Argentina S.A.
APCO Oil	APCO Oil & Gas international Inc
BCBA	Bolsa de Comercio de Buenos Aires
BLL	Bodega Loma La Lata S.A.
BO	Official Gazette
ByMA	Bolsas y Mercados Argentinos
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CC	Combined Cycle
CGU	Cash-Generating Units
CIESA	Compañía de inversiones de energía S.A.
CINIIF	International Financial Reporting Interpretations Committee
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CNCD	Comisión Nacional de Defensa de la Competencia
CNG	Compressed Natural Gas
CNV	Comisión Nacional de Valores – Argentine Securities Commisssion
Corod	Corod Producción S.A.
CPB	Central Piedra Buena S.A.
CPD	Own Distribution Costs
CPF	Compromiso Previo de Fusión
CTG	Central Térmica Güemes S.A.
CTLL	Central Térmica Loma La Lata S.A.

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
CTP	Central Térmica Piquirenda
CSJN	Supreme Court of Justice of the Nation
CVP	Corporación Venezolana de Petróleo S.A.
CYCSA	Comunicación y Consumos S.A.
DESA	Desarrollos Energéticos S.A.
DMC	Disponibilidad Mínima Comprometida
DR	Disponibilidad Registrada
EASA	Electricidad Argentina S.A.
EcuadorTLC	EcuadorTLC S.A.
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
Edesur	Empresa Distribuidora Sur S.A.
Eg3 Red	Eg3 Red S.A.
EGSSA	EMDERSA Generación Salta S.A.
EMES	Emes Energía Argentina LLC
EMESA	Empresa Mendocina de Energía S.A.
ENARGAS	Ente Nacional Regulador del Gas
ENDISA	Energía Distribuida S.A.
ENRE	National Regulatory Authority of Electricity
FGS – ANSES	Fondo de Garantía de Sustentabilidad – Administración Nacional de la Seguridad Social
FOCEDE	Fund works of consolidation and expansion of electrical distribution
FONINVEMEM	Fund for Investments required to increase the electric power supply in the WEM
FOTAE	Works Administration Trust Transport for Electricity Supply
FRD	Flow for debt repayment
Foundation	Pampa Energía Foundation committed to education (Foundation)
GE	General Electric
Greenwind	Greenwind S.A.

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
GUMA, GUME, GUDI	Gran Usuario Mayor, Gran Usuario Menor, Gran Usuario del Distribuidor
GyP	Gas y Petróleo de Neuquén S.A.P.E.M.
HA	Historical Availability
HI	Hydroelectric
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
HRP	Hours Power Compensation
IASB	International Accounting Standards Board
IEASA	IEASA S.A.
IGMP	Minimum Notional Income Tax
IGJ	Inspección General de Justicia - General Inspection of Justice
INDISA	Inversora Diamante S.A.
INNISA	Inversora Nihuiles S.A.
IPB	Inversora Piedra Buena S.A.
IPIM	Índice de Precios Internos al por Mayor
LNG	Liquefied Natural Gas
LVFVD	Sales Liquidations with Maturity Date to be Defined
MAT	WEM’s Forward Market
MAN Engines	MAN B & W Diesel model 18V32/40PGI
MECON	Ministry of Economy
MEyM	Ministry of Energy and Mining
MMC	Cost Monitoring Mechanism
MPFIPYS	Ministry of Federal Planning, Public Investment and Services
MTO	Mandatory Tender Offer

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
NIC	International Accounting Standards
NIIF	International Financial Reporting Standards
NYSE	New York Stock Exchange
OED	Organismo Encargado del Despacho
Oldelval	Oleoductos del Valle S.A.
Orígenes Retiro	Orígenes Seguros de Retiro S.A.
PACOSA	Pampa Comercializadora S.A.
PDVSA	Petróleos de Venezuela S.A.
PEB	Pampa Energía Bolivia S.A. (Ex “PBI” - Petrobras Bolivia Internacional S.A.)
PEISA	Petrobras Energía Internacional S.A.
PELSA	Petrolera Entre Lomas S.A.
PEN	Federal Executive Power
PEPASA	Petrolera Pampa S.A.
PEPCA	PEPCA S.A.
Petrobras	Petrobras Argentina S.A.
PHA	Petrobras Hispano Argentina S.A.
PISA	Pampa Inversiones S.A.
PP	Pampa Participaciones S.A.
PP II	Pampa Participaciones II S.A.
PPSL	Petrobras Participaciones S.L.
PUREE	Rational Use of Electricity Programme
PYSSA	Préstamos y Servicios S.A.
RA	Recorded Availability
Refinor	Refinería del Norte S.A.

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
RTI	Tariff Structure Review
RTT	Temporary Tariff Regime
SACME	Centro de Movimiento de Energía S.A.
Salaverri, Dellatorre, Burgio & Wetzler	Salaverri, Dellatorre, Burgio y Wetzler Malbran Abogados Sociedad Civil
SACDE	Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.
SADI	Argentine Interconnection System
SE	Secretary of Energy
SEC	Security and Exchange Comission
SEE	Secretary of Electrical Energy
SIGEN	National Comptroller Office
SSN	Superintendencia de Seguros de la Nación
ST	Secretary of Labor
TG	Gas Turbine
TGS	Transportadora de Gas del Sur S.A.
The Company / Pampa	Pampa Energía S.A.
The Group	Pampa Energía S.A. and its subsidiaries
TJSM	Termoeléctrica José de San Martín S.A.
TMB	Termoeléctrica Manuel Belgrano S.A.
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transelec	Transelec Argentina S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
TV	Vapor Turbine
UMA	Undertaken Minimum Availability
US$	U.S. dollar
UTE Senillosa	Petrolera Pampa S.A. – Rovella Carranza – Gas y Petróleo de Neuquén, Unión Transitoria de Empresas Senillosa
VAD	Valor Agregado de Distribución
VAT	Value Added tax
VCP	Short-term securities
VRD	Debt Securities
WACC	Weighted Average Cost of Capital
WEM	Wholesale Electricity Market
WEBSA	World Energy Business S.A.
YPF	YPF S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2017 and 2016

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

	Note	12.31.2017	12.31.2016
ASSETS
NON-CURRENT ASSETS
Investments in joint ventures	8	4,930	3,699
Investments in associates	9	824	787
Property, plant and equipment	10	41,214	41,001
Intangible assets	11	1,586	2,103
Other assets		2	13
Financial assets at fair value through profit and loss	12	150	742
Financial assets at amortized cost	13	-	62
Deferred tax assets	14	1,306	1,232
Trade and other receivables	15	5,042	4,469
Total non-current assets		55,054	54,108

CURRENT ASSETS
Other assets		-	1
Inventories	16	2,326	3,360
Financial assets at fair value through profit and loss	12	14,613	4,188
Financial assets at amortized cost	13	25	23
Derivative financial instruments		4	13
Trade and other receivables	15	19,145	14,144
Cash and cash equivalents	17	799	1,421
Total current assets		36,912	23,150
Assets classified as held for sale	1.5	12,501	19
Total assets		104,467	77,277

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

 (Continuation)

	Note	12.31.2017	12.31.2016
SHAREHOLDERS´ EQUITY
Share capital	18	2,080	1,938
Share premium		5,818	4,828
Treasury shares	18	3	-
Treasury shares cost	45	(72)	-
Legal reserve		300	232
Voluntary reserve		5,146	3,862
Other reserves		140	135
Retained earnings (Acumulated losses)		3,243	(11)
Other comprehensive income		252	70
Equity attributable to owners of the company		16,910	11,054
Non-controlling interest		3,202	3,020
Total equity		20,112	14,074

LIABILITIES
NON-CURRENT LIABILITIES
Trade and other payables	19	6,404	5,336
Borrowings	20	37,126	15,286
Deferred revenue	21	195	200
Salaries and social security payable	22	120	94
Defined benefit plans	24	992	921
Deferred tax liabilities	14	1,526	3,796
Income tax and minimum notional income tax provision	23	863	934
Taxes payables	25	366	306
Provisions	26	4,435	6,267
Total non-current liabilities		52,027	33,140

CURRENT LIABILITIES
Trade and other payables	19	18,052	12,867
Borrowings	20	5,840	10,686
Deferred revenue	21	3	1
Salaries and social security payable	22	2,154	1,745
Defined benefit plans	24	121	112
Income tax and minimum notional income tax provision	23	943	1,454
Taxes payables	25	1,965	2,392
Derivative financial instruments		82	-
Provisions	26	798	806
Total current liabilities		29,958	30,063
Liabilities associated to assets classified as held for sale	1.5	2,370	-
Total liabilities		84,355	63,203
Total liabilities and equity		104,467	77,277

       The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, 2017, 2016 and 2015

 (In millions of Argentine Pesos (“$”) – unless otherwise stated)

	Note	12.31.2017	12.31.2016	12.31.2015

Revenue	27	50,347	25,110	7,106
Cost of sales	28	(34,427)	(20,153)	(7,038)
Gross profit		15,920	4,957	68

Selling expenses	29	(2,904)	(2,132)	(973)
Administrative expenses	30	(4,905)	(3,628)	(1,221)
Exploration expenses	31	(44)	(94)	(3)
Other operating income	32	3,388	4,164	6,517
Other operating expenses	32	(2,951)	(1,876)	(769)
Reversal of impairment of property, plant and equipment	5.1.1	461	-	25
Reversal of impairment of intangible assets	5.1.1	82	-	-
Share of profit from joint ventures	8	1,064	105	9
Share of profit (loss) from associates	9	44	7	(10)
Income from the sale of subsidiaries and financial assets	1.5	-	480	-
Operating income		10,155	1,983	3,643

Finance income	33	1,432	849	331
Finance costs	33	(5,112)	(4,277)	(1,257)
Other financial results	33	(2,266)	(80)	1,719
Financial results, net		(5,946)	(3,508)	793
Profit (loss) before income tax		4,209	(1,525)	4,436
Income tax and minimum notional income tax	14	1,367	1,201	(587)
Profit (Loss) of the year from continuing operations		5,576	(324)	3,849
Profit of the year from discontinued operations	1.5	94	72	-
Profit (loss) of the year		5,670	(252)	3,849

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Remeasurements related to defined benefit plans	24	1	(30)	(1)
Income tax	14	-	10	-
Share of (loss) income from joint ventures	8	(6)	(5)	1
Items that may be reclassified to profit or loss				-
Exchange differences on translation		(93)	(15)	-
Income tax		-	(12)	-
Other comprehensive income of the year from continuing operations, net of tax		(98)	(52)	-
Other comprehensive income of the year from discontinued operations	1.5	603	249	-
Total comprehensive income (loss) of the year		6,175	(55)	3,849

 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

 (Continuation)

	Note	12.31.2017	12.31.2016	12.31.2015
Total income (loss) of the year attributable to:
Owners of the company		4,606	(11)	3,065
Non - controlling interest		1,064	(241)	784
		5,670	(252)	3,849

Total income (loss) of the year attributable to owners of the company:
Continuing operations		4,623	(93)	3,065
Discontinued operations		(17)	82	-
		4,606	(11)	3,065

Total comprehensive income (loss) of the year attributable to:
Owners of the company		4,788	90	3,066
Non - controlling interest		1,387	(145)	783
		6,175	(55)	3,849

Total comprehensive income (loss) of the year attributable to owners of the company:
Continuing operations		4,522	(142)	3,066
Discontinued operations		266	232	-
		4,788	90	3,066

Earnings per share attributable to the equity holders of the company during the year
Basic and diluted earnings (loss) per share from continuing operations	34	2.3455	(0.0536)	2.2760
Basic and diluted (loss) earnings per share from discontinued operations	34	(0.0086)	0.0472	-
Total basic and diluted earnings (loss) per share	34	2.3369	(0.0063)	2.2760

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended December 31, 2017, 2016 and 2015

 (In millions of Argentine Pesos (“$”) – unless otherwise stated)

	Attributable to owners
	Equity holders of the company				Retained earnings							Non-controlling interest	Total equity
	Share capital	Share premium	Treasury shares	Treasury shares cost	Legal reserve	Reserve for directors’ options	Voluntary reserve	Other reserves (1)	Other comprehensive income / (loss) for the year	Retained earnings (Accumulated losses)	Subtotal
Balance as of December 31, 2014	1,314	228	-	-	14	266	272	115	(32)	743	2,920	633	3,553

Constitution of legal reserve - Shareholders’ meeting 04.30.2015	-	-	-	-	37	-	-	-	-	(37)	-	-	-
Constitution of voluntary reserve - Shareholders’ meeting 04.30.2015	-	-	-	-	-	-	706	-	-	(706)	-	-	-
Issuance of shares on exercise of stock options (Note 45)	382	883	-	-	-	(266)	-	-	-	-	999	-	999
Dividends attributables to non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	(26)	(26)
Sale of interest in subsidiaries	-	-	-	-	-	-	-	5	-	-	5	1	6
Profit for the year	-	-	-	-	-	-	-	-	-	3,065	3,065	784	3,849
Other comprehensive income / (loss) for the year	-	-	-	-	-	-	-	-	1	-	1	(1)	-
Balance as of December 31, 2015	1,696	1,111	-	-	51	-	978	120	(31)	3,065	6,990	1,391	8,381

Constitution of legal reserve - Shareholders’ meeting 04.29.2016	-	-	-	-	153	-	-	-	-	(153)	-	-	-
Constitution of voluntary reserve - Shareholders’ meeting 04.29.2016	-	-	-	-	-	-	2,912	-	-	(2,912)	-	-	-
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	7,869	7,869
Sale of interest in subsidiaries	-	-	-	-	-	-	-	3	-	-	3	1	4
Dividends provided for or paid	-	-	-	-	-	-	-	-	-	-	-	(82)	(82)
Recomposition of legal reserve - Shareholders’ meeting 11.17.2016	-	-	-	-	28	-	(28)	-	-	-	-	-	-
Public offer for the acquisition of subsidiaries' shares (Nota 1.2)	141	1,387	-	-	-	-	-	-	-	-	1,528	(4,260)	(2,732)
Merger with subsidiaries (Note 1.4)	101	2,330	-	-	-	-	-	-	-	-	2,431	(1,764)	667
Stock compensation plans (Note 45)	-	-	-	-	-	-	-	12	-	-	12	10	22
Loss for the year	-	-	-	-	-	-	-	-	-	(11)	(11)	(241)	(252)
Other comprehensive income for the year	-	-	-	-	-	-	-	-	101	-	101	96	197
Balance as of December 31, 2016	1,938	4,828	-	-	232	-	3,862	135	70	(11)	11,054	3,020	14,074

Constitution of legal reserve - Shareholders’ meeting 07.04.2017	-	-	-	-	68	-	-	-	-	(68)	-	-	-
Constitution of voluntary reserve - Shareholders’ meeting 07.04.2017	-	-	-	-	-	-	1,284	-	-	(1,284)	-	-	-
Stock compensation plans (Note 45)	-	14	-	-	-	-	-	5	-	-	19	4	23
Acquisition of own shares (Note 45)	(3)	-	3	(72)	-	-	-	-	-	-	(72)	-	(72)
Merger with subsidiaries (Note 1.4)	145	976	-	-	-	-	-	-	-	-	1,121	(1,121)	-
Dividends provided for or paid	-	-	-	-	-	-	-	-	-	-	-	(88)	(88)
Profit for the year	-	-	-	-	-	-	-	-	-	4,606	4,606	1,064	5,670
Other comprehensive income for the year	-	-	-	-	-	-	-	-	182	-	182	323	505
Balance as of December 31, 2017	2,080	5,818	3	(72)	300	-	5,146	140	252	3,243	16,910	3,202	20,112

(1) Includes the result of operations with non-controlling interests that not representing a loss of control and reserves for stock-based compensation plans

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2017, 2016 and 2015

 (In millions of Argentine Pesos (“$”) – unless otherwise stated)

	Note	12.31.2017	12.31.2016	12.31.2015

Cash flows from operating activities:
Total profit (loss) for the year from continuing operations		5,576	(324)	3,849
Total profit (loss) for the year from discontinued operations		94	72	-
Adjustments to reconcile net profit (loss) to cash flows generated by operating activities:
Income tax and minimum notional income tax		(1,367)	(1,201)	587
Accrued interest		3,590	3,345	877
Depreciations and amortizations	28, 29 and 30	3,421	2,201	720
Constitution of allowances, net	29 and 32	182	235	121
Constitution of provisions, net	32	360	450	228
Share of profit from joint ventures and associates	8 and 9	(1,108)	(112)	1
Accrual of defined benefit plans	28, 29 and 30	318	232	122
Net exchange differences	33	3,558	1,099	566
Result from measurement at present value	33	181	97	(23)
Changes in the fair value of financial instruments		(1,446)	(1,100)	(2,244)
Results from property, plant and equipment sale and decreases		37	85	9
Reversal of impairment of property, plant and equipment and intangible assets		(543)	-	(25)
Income from sale of investments in subsidiaries		-	(480)	-
Recognition of income - provisional remedies - CAMMESA Note MEyM No. 2016-04484723		-	(1,126)	-
Higher costs recognition - SE Resolution No. 250/13 and subsequent Notes		-	(82)	(551)
Income recognition on account of the RTI - Res. SE No. 32/15		-	(419)	(496)
Gain from cancellation of TGS Loan	20.5	-	-	(215)
Income recognition for arbitral proceedings		-	-	(75)
Dividends received	32	(33)	(6)	(4)
Compensation agreements	29, 30 and 32	645	502	223
Other financial results		22	49	10
Onerous contract (Ship or pay)	32	90	(150)	-
Other		54	(42)	105

Changes in operating assets and liabilities:
Increase in trade receivables and other receivables		(3,676)	(3,495)	(988)
(Increase) decrease in inventories		(480)	40	(90)
Increase in trade payables and other payables		1,047	3,531	1,312
Increase in deferred income		-	47	45
Increase in salaries and social security payable		312	409	179
Decrease in defined benefit plans		(100)	(87)	(36)
(Decrease) increase in tax payables		(75)	989	103
(Decrease) increase in provisions		(1,198)	232	(34)
Income tax and minimum notional income tax paid		(1,284)	(438)	(121)
Constitution of guarantees of derivative financial instruments		-	(214)	-
Proceeds from derivative financial instruments		560	57	185
Funds obtained from PUREE (SE Res. No. 1037/07)		-	-	26
Net cash generated by operating activities from discontinued operations		1,979	1,549	-
Net cash generated by operating activities		10,716	5,945	4,366

CONSOLIDATED STATEMENT OF CASH FLOWS (Continuation)

	Note	12.31.2017	12.31.2016	12.31.2015

Cash flows from investing activities:
Payment for property, plant and equipment		(10,725)	(6,244)	(4,798)
Payment for financial assets		(11,706)	(221)	(3,506)
Adquisition of intangible assets		-	(29)	-
Payment for companies' acquisitions	1.2	-	(9,145)	-
Proceeds from sale of property, plant and equipment		-	1,151	-
Proceeds from financial assets' sale and amortization		9,272	3,650	2,282
Proceeds from sales of subsidiaries		328	305	-
Dividends received		40	64	4
Proceeds from loans		22	6	1
(Suscription) recovery of investment funds, net		(5,340)	(107)	(1,391)
Proceeds from the recovery of guarantee deposits		-	-	293
Net cash used in investing activities from discontinued operations		(1,176)	(661)	-
Net cash used in investing activities		(19,285)	(11,231)	(7,115)

Cash flows from financing activities:
Proceeds from borrowings		27,567	19,244	4,793
Payment of borrowings		(16,150)	(6,813)	(2,281)
Payment of borrowings' interests		(2,469)	(1,519)	(733)
Payment for acquisition of own shares		(72)	-	-
Capital contributions received		-	-	999
Payment for the public offer for the acquisition of subsidiaries' shares		-	(3,233)	-
Payments of dividends from subsidiaries to third parties		(44)	(37)	(26)
Repayment of own debt		(28)	(893)	(121)
Proceeds from sales of shares in subsidiaries		-	3	6
Proceeds from salaries mutuum		-	-	215
Net cash used in financing activities from discontinued operations		(719)	(922)	-
Net cash generated by financing activities		8,085	5,830	2,852

(Decrease) increase in cash and cash equivalents		(484)	544	103

Cash and cash equivalents at the begining of the year	17	1,421	517	335
Exchange difference generated by cash and cash equivalents		23	360	79
Cash and cash equivalents classified as held for sale		(161)	-	-
(Decrease) increase in cash and cash equivalents		(484)	544	103
Cash and cash equivalents at the end of the year	17	799	1,421	517

CONSOLIDATED STATEMENT OF CASH FLOWS (Continuation)

	Note	12.31.2017	12.31.2016	12.31.2015

Significant non-cash transactions from continued operations :
Acquisition of property, plant and equipment through an increase in trade payables		(2,418)	(537)	(989)
Borrowing costs capitalized in property, plant and equipment		(369)	(419)	(434)
Decrease in borrowings through offsetting with trade receivables	20	(4)	(242)	(92)
Increase in asset retirement obligation provision		(9)	(158)	(27)
(Constitution) Recovery of guarantee of derivative financial instruments, net through the delivery of financial assets at fair value through profit or loss		459	95	(138)
Outstanding receivable for the sale of interests in subsidiaries and financial assets		-	(1,200)	-
Decrease of loans through the delivery of subsidiaries’ shares	20	-	(1,179)	-
Decrease in loans through compensation with other credits	20	-	(1,951)	-
Property, Plant and Equipment decrease due to Transactional Agreement		-	-	236
Offsetting of loans through the delivery of rights over arbitral actions	20	-	-	(308)
Amounts received from CAMMESA through FOCEDE for investment loan		-	-	724
Increase from offsetting of PUREE-related liability against receivables (SE Res. No. 250/13, subsequent Notes and SE Res. 32/15)		-	-	11
Increase from offsetting of liability with CAMMESA for electricity purchases against receivables (SE Res. No. 250/13, subsequent Notes and SE Res. 32/15)		-	-	158
Decrease from offseting of other liabilities with CAMMESA from loans for consumption (Mutuums) granted for higher salary costs against receivables (SE Resolution 32/15)		-	-	(496)
Collection of other credits through the delivery of government bonds		-	502	-
Significant non-cash transactions from discontinued operations :
Acquisition of property, plant and equipment through an increase in trade payables		(9)	(39)	-
Decrease (increase) in asset retirement obligation provision		306	(204)	-
Receivable for property, plant and equipment sale, pending of collection		364	-	-

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2016 and 2015

 (In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: GENERAL INFORMATION AND GROUP STRUCTURE

1.1 General information

The Company is the largest fully integrated power company in Argentina and, directly and through its subsidiaries, it participates in the electricity and oil and gas value chains.

In the generation segment, the Company has a 3,756 MW installed capacity, which represents approximately 10.3% of Argentina’s installed capacity, and is the third largest independent generator in the country. Additionally, the Company is currently undergoing a process to expand its capacity by 598 MW.

In the electricity distribution segment, the Company has a controlling interest in Edenor, the largest electricity distributor in Argentina, which has 3 million customers and a concession area covering the Northern part of the City of Buenos Aires and Northwestern Zone of Greater Buenos Aires.

In the oil and gas segment, the Company is one of the leading oil and natural gas producers in Argentina, with operations in 16 production areas and 9 exploratory areas and an average annual production level for the year 2017 of 8 million m3/day of natural gas and 19,600 barrels of oil equivalent for oil and NGLs (without considering the production of the Medanito-La Pampa area for the benefit of PEPASA). Its main natural gas and oil production blocks are located in the Provinces of Neuquén and Río Negro. Additionally, the Company operates in 4 production areas in Venezuela, with a crude oil production of 1,300 barrels/day, and has a 23.1% interest in Oldelval, a company engaged in the transportation of crude oil from the Neuquén basin to the Province of Buenos Aires. Due to the divestment mentioned in Note 1.5.2, certain assets from de segment and the liabilities associated have been classified as held for sale.

In the refining and distribution segment, the Company owns the Dr. Ricardo Eliçabe Refinery in the City of Bahía Blanca, which has a 30,200 barrels/day capacity, and has a 28.5% interest in Refinor (owner of a refinery located in the Province of Salta, and 81 gas stations in Northern Argentina). Furthermore, the Company sells fuels through a network of 250 gas stations located in the center and south of the country, and the Dock Sud and Caleta Paula Terminals. Additionally, the Company produces lubricants in its Avellaneda industrial plant.  Due to the divestment mentioned in Note 1.5.1, certain assets from de segment and the liabilities associated have been classified as held for sale.

In the petrochemicals segment, the Company has three high-complexity plants producing a wide variety of petrochemical products, including styrenics and synthetic rubber, and holding a large market share.

Finally, through its holding and others segment, the Company participates in the electricity and gas transportation businesses, conducts financial investment transactions and maintains investments in complementary businesses. In the transmission business, the Company jointly controls Citelec, which has a controlling interest in Transener, a company engaged in the operation and maintenance of a 20,718 km high-voltage electricity transmission network in Argentina with an 85% share in the Argentine electricity transmission market. In the gas transportation business, the Company jointly controls CIESA, which has a controlling interest in TGS, a company holding a concession for the transportation of natural gas with 9,184 km of gas pipelines in the center, west and south of Argentina, and which is also engaged in the processing and sale of natural gas liquids through the Cerri Complex.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: (Continuation)

1.2. Acquisition of PPSL’s Capital stock

On May 13, 2016, Petrobras Internacional Braspetro B.V. (“Petrobras Holland”), a subsidiary of Petróleo Brasileiro S.A. (“Petrobras Brazil”) and the Company executed a share purchase agreement for the acquisition by the Company of the whole capital stock of PPSL, which holds 67.1933% of the capital stock and voting rights in Petrobras (respectively, the “Share Purchase Agreement” and the “Transaction”). As part of the Transaction and the purchase price, the Company acquired a Petrobras Holland credit with PPSL (the “PPSL Credit”) for an amount to US$ 80 million.

On July 27, 2016, the Transaction was closed upon the meeting of all applicable conditions precedent. On November 21, 2016, the parties agreed on certain adjustments to the Transaction’s final price, which was set at US$900 million, financed as follows: a) cash from the Company US$ 278 million; b) syndicated loan US$ 271 million c) funds obtained from the sale of TGS US$ 161 million; d) YPF financing US$ 140 million; and e) EMES financing US$ 50 million.

The following operations were completed after the closing of the Transaction:

(i)       On October 27, 2017, an affiliate of Petrobras Brazil acquired 33.6% of all rights and obligations in the concession over the Neuquén River area for an amount of US$ 72 million, and 100% of the rights and obligations pursuant to the Operating Agreement entered into by Petrobras, Bolivia branch, and YPF Bolivia regarding the Colpa and Caranda areas in Bolivia for a negative value of US$ 20 million.

(ii)     On October 14, 2017, YPF acquired of Petrobras 33.33% of all rights and obligations in the concession over the Río Neuquén area for the amount of US$ 72 million and the 80% interest in the concession on the Aguada de la Arena area for the amount of US$ 68 million.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: (Continuation)

1.2.1 Fair value of the acquisition

The following table details the fair value of the transferred consideration, the fair values of the acquired assets, the assumed liabilities and the non-controlling interest corresponding to PPSL’s acquisitions as at July 27, 2016 (in millions of Argentine Pesos):

	Purchase price allocation

Cash payment	13,362
Total consideration transferred	13,362

Investments in joint ventures	3,407	(a)
Investments in associates	777	(b)
Financial assets at amortized cost	21,801	(c)
Intangible assets	224	(d)
Financial assets at fair value through profit and loss	653	(b)
Financial assets at amortized cost	315
Trade and other receivables	7,256	(e)
Inventories	3,072
Cash and cash equivalents	4,384
Non current assets classified as held for sale	3,405
Trade and other payables	(4,324)
Borrowings	(7,434)
Salaries and social security payable	(383)
Defined benefit plans	(484)
Deferred tax liabilities	(4,096)
Taxes payables	(859)
Provisions	(5,793)	(f)
Liabilities associated with assets classified as held for sale	(240)
Income tax and minimum notional income tax provision	(1,444)
Non-controlling interest	(7,869)	(g)
Goodwill	994	(h)
Total purchase price allocation	13,362

(a)        Interests in joint ventures: in determining the fair value of Petrobras’ interest in CIESA, the Company used a Market-based Approach, applying the Comparable Transactions methodology. To such effect, the Company analyzed the sale of 25.5% of the indirect interest in TGS (Note 1.3), executed on July 27, 2016.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: (Continuation)

(b)     Interests in associates:

-         Interests in mixed companies in Venezuela: Petrobras is a party to the Contracts for Conversion into a Mixed Company entered into on August 7, 2006, as a participating company jointly with CVP, and, in such capacity, is a class B shareholder of certain Mixed Companies in Venezuela (Note 9).

Since the acquisition of PPSL entailed a change in Petrobras’ indirect parent company, the written authorization by the Venezuelan Government required by section 6.3 of the timely executed Conversion Contracts should be obtained. Given that as of the date of the acquisition of PPSL, the authorizations regarding the change of indirect control by the Government of Venezuela were not obtained, and considering the fact that the contracts of mixed companies provide the mandatory transfer of the shares for these cases, the Company has determined market value for its investment as of the date of acquisition was zero, considering: i) the monetary and fiscal policies implemented by the Venezuelan government together with the significant drop in international oil prices since 2014 that have eroded the ability of the mixed companies to efficiently operate the producing fields that resulted in increasing losses and reduction of equity in those investments, and ii) that there is very unlikely to acquire these assets in a stand-alone transaction, as conversion contracts establish that the transfer of direct control of the shares without obtaining prior approval of Venezuelan Government, implies that such participation is considered finished and all of the shares shall be transferred  without any consideration in exchange for those shares. As of the issuance of these financial statements, the Company has not obtained the above-mentioned authorizations; however the Company is working on the requirements of the Government of Venezuela´s authorities, including the presentation of development and remediation plans for the respective areas.

-          Other associates and other investments classified as financial asset at fair value through profit and loss: This balance includes interests in Refinor, Oldelval, TJSM and TMB. The valuation approach used to obtain their fair value was the Income-based approach through the Indirect Cash Flow method (net present value of expected future cash flows). The discount rates used were as follows: 10.1% for interests in Refinor and Oldelval, and 7.1% for interests in TJSM and TMB; all of them were estimated taking the Weighted Average Cost of Capital (“WAAC”) rate in U.S. dollars as a parameter.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: (Continuation)

(c)     Property, plant and equipment:

-          Mining Property: The Company has valued its interests in proven reserves (both developed and to be developed) and probable reserves in different acquired gas and oil production blocks according to the reserves reports drawn up by the Company. In all cases (with the exception of 66.9% of the Río Neuquén area and 80% of the Aguada de la Arena block, which were classified as assets available for sale as at the acquisition date and valued at their fair value less cost to sell pursuant to IFRS 5) the approach used to determine the mining property's fair value was the income-based approach through the Indirect Cash Flow method. The projection period was determined based on the termination of the respective concession contracts. A 100% risk factor for proven reserves and a 50% risk factor for probable reserves have been considered. A 10.6% discount rate has been used, which was estimated taking the WACC rate in U.S. dollars as a parameter. The other main assumptions used to project cash flows were associated with volumes and productions costs, sales prices and capital investments, and were based on market participant assumptions.

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

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: (Continuation)

In March 2017, and as a result of the Company’s adherence to the regularization regime (moratorium) regarding certain identified liabilities (see detail in Note 43), which granted certain benefits consisting of the forgiveness of tax fines and a reduction of compensatory interest, a payment obligation in the amount of $ 171 million was generated in favor of Petrobras Brasil as contingent consideration under the share purchase agreement on account of the acquisition of Petrobras paid in April 18, 2017.

(g)       Non-controlling interest in Petrobras: It has been measured based on the proportional share of the fair value of net identifiable assets in the acquisition.

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

The Company has incurred in transaction expenses associated with the acquisition of PPSL, the mandatory tender offer and voluntary public offer for the exchange of Petrobras’shares in the amount of $ 305 million during the fiscal year ended December 31, 2016, mainly corresponding to fees and advisory services included in Administrative Expenses in the Statement of Comprehensive Income.

As a result of the acquisition of PPSL, the Company paid $ 13,362 million, which net of cash and cash equivalent acquired of $ 4,384, results in a net cash flow of $ 8,978, which is disclosed in the line “Payment for companies’ acquisitions” in statement of cash flow within investment activities.

1.2.2 Mandatory tender offer and voluntary public offer for the exchange of Petrobras’shares (the “offers”)

Pursuant to the provisions of Sections 87 and following provisions of Capital Market Act No. 26,831 and Section II, Chapter II, Title III of the CNV provisions on mandatory tender offers on account of changes of control and acquisition of significant indirect interests, on May 20, 2016 the Company's Board of Directors resolved to make a tender offer for the acquisition of the 662,445,264 Petrobras’ shares held by the investing public, which represent 32.81% of the capital stock and voting rights in Petrobras (the “Cash Acquisition Offer”), subject to the Transaction Close and the approval of the Cash Acquisition Offer by the CNV and the SEC. Furthermore, the Board of Directors decided to launch a voluntary public offer for the exchange of Petrobras’ shares, (the “Exchange Offer”) subject to the same conditions applicable to the Cash Acquisition Offer to avoid a higher use of cash or greater financial indebtedness to meet the Cash Acquisition Offer.

The authorization to make the Offer to Petrobras’ minority shareholders at a price per share of US$ 0.6825 which, converted into pesos at the official exchange rate at the Transaction’s closing date, amounts to $ 10.3735, was granted through an ordinance issued by the CNV’s Board of Directors on September 22, 2016 and Resolution No. 18,243 issued by the CNV on September 28, 2016 (approving the issuance of Pampa Shares). On October 3, 2016, the Company requested the SEC to expedite the effectiveness of the International Tender Offer, which was granted on October 6, 2016 and finishing on November 14, 2016.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: (Continuation)

On November 22 and 23, 2016 the Offers were completed with the following results:

(i)       In the domestic tranche, 365,532,273 Petrobras’ common shares were submitted, out of which 311,669,706 shares opted for the Cash Acquisition Offer at a price of $ 10.3735 per share, which entailed a $ 3,233.1 million disbursement; and 53,862,567 shares were exchanged for the Company’s common shares at a 0.5253 ratio, which entailed the issuance of 28,294,006 new Company common shares.

(ii) In the international tranche, 21,388,145 Petrobras’ ADRs were submitted to the Exchange Offer and were exchanged for ADSs of the Company at a 0.2101 ratio, which entailed the issuance of 4,493,649 ADSs of the Company, equivalent to 112,341,232 shares of the Company.

As a result of the Offers, the Company has increased its direct and indirect interests in Petrobras to 90.4%.

1.3. Sale of participations

1.3.1. Sale and swap of indirect interest in TGS

On July 18, 2016, the Company executed an agreement with Grupo Inversor Petroquímica S.L. (members of the GIP Group, headed by the Sielecki family), WST S.A. and PCT L.L.C. (members of the Werthein group) (jointly, the “Purchasers”) for the sale of 25.5% indirect interest in TGS (through PEPCA, owner of a 10% equity interest in CIESA  and through other subsidiaries rightholders as the only beneficiary of the trust that owns 40% equity interest in CIESA, the “interest in TGS”) for a base price of US$ 241 million, subject to certain adjustments resulting from PEPCA’s financial position at the closing of the transaction.

As part of the conditions for the closing of the transaction, the Purchasers agreed to assume the risk in case the necessary regulatory approvals are not obtained. Furthermore, and subject to the closing of the acquisition of PPSL, the Company acquired an option, valid until February 2017, to swap the rights as sole beneficiary of the CIESA Trust in exchange of the shares of PHA, which holds 25% of CIESA and 15% of CIESA’s shares, both of which are owned by Petrobras Argentina. (the “Exchange”).

On July 27, 2016 the transaction was perfected and the economic impact of the transaction reached to a gain of approximately $ 480 million.

On January 11, 2017, the CNDC approved the acquisition by the Company of 40% of CIESA’s capital stock, an interest that had been acquired by the Company through CIESA’s financial debt swap executed on July, 2012 and 100% of PEPCA shares acquired on March, 2011.

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

Furthermore, on this same date the Purchasers paid the balance of the purchase price for a total amount of US$ 80 million plus applicable interest.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: (Continuation)

1.3.2. Sale of interest in Greenwind

With the purpose of incorporating into the project a strategic partner contributing part of the investments necessary for the development of the Corti Wind Farm, on March 10, 2017, CTLL and PP entered into an agreement with Valdatana Servicios y Gestiones S.L.U., an entity which later changed its name to Viento Solutions S.L. for the sale of 50% of Greenwind’s capital stock and rights for a total amount of US$ 11.2 million.

As a result of the transaction, the Company has deconsolidated Greenwind's assets and liabilities and presents its interest in the joint venture based on the equity method of accounting.

1.4. Corporate reorganization

The corporate reorganizations mentioned below are carried out in order to obtain important benefits for the Company and all its corporate group, as it will allow for enhanced operating efficiency; an optimized use of available resources; the leveraging of technical, administrative and financial structures; and the implementation of converging policies, strategies and goals. Furthermore, the high complementarity between the participating companies will be leveraged, thus reducing costs resulting from the duplication and overlapping of operating and administrative structures.

This reorganization was perfected by means of a merger through absorption process, under the terms of tax neutrality pursuant to articles 77 and following of the Income Tax Law, whereby the absorbed companies will be dissolved without liquidation subject to the stipulations of the PMC, the provisions of sections 82 to 87 of Companies Act No. 19,550 and its amending provisions, the CNV provisions, the BCBA Listing Rules and other provisions, the IGJ provisions and all other applicable legal and regulatory provisions.

The Absorbing Company and the Absorbed Companies are currently performing the necessary procedures before the applicable entities in order to obtain the authorizations, registrations and recordings necessary for the Absorbing Company to operate as the continuing company in the merger. Notwithstanding that, in view of the need to request and obtain a large number of authorizations, registrations and recordings which must be granted by several national, provincial and municipal entities and the impossibility to obtain such approvals on a simultaneous basis, some absorbed companies will exceptionally continue operating and performing certain activities on behalf and at the expense of the Absorbing Company with the sole purpose of not hindering their course of business until all authorizations, registrations and recordings are finally obtained.

1.4.1. 2016 Reorganization:

On August 10, 2016, the Company and Petrobras’ Board of Directors resolved to instruct both managements to initiate all necessary tasks and procedures to merge Pampa Energía, as acquiring company, with Petrobras, as acquired company

Furthermore, the management of both companies considered it appropriate that under such merger, two Petrobras’ subsidiaries should be incorporated as absorbed companies: PEISA (95% through a direct interest and 5% through an indirect interest) and Albares (100% direct interest).

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: (Continuation)

The merger was effective as of November 1, 2016, date on which the transfer to the absorbing company of all the rights and obligations, assets and liabilities of Petrobras, PEISA and Albares became effective, all of which subject to the corresponding corporate approvals under the applicable law and the registration with the Registry of Commerce of the merger and the dissolution without liquidation of the absorbed companies.

Pursuant to the PMC approved by the Board of Directors of the participating companies on December 23, 2016, which was authorized by the CNV on January 13, 2017:

(i)       each Petrobras’ minority shareholder will receive 0.5253 common shares of the Company with a face value of $ 1 each and each granting the right to one vote for each share it held before the merger.

(ii)     each minority holder of Petrobras’ ADRs will receive 0.2101 ADSs of the Company for each Petrobras’ ADR it held before the merger.

As regards PEISA and Albares, as Petrobras holds 100% of the capital stock of such companies, no capital stock increase will be necessary and, consequently, there will be no exchange ratio for the shares of these companies.

On February 16, 2017, the Extraordinary General Meetings of Shareholders approved the merger of Pampa Energía —as acquiring company— with Petrobras, PEISA and Albares —as acquired companies— in agreement with the terms of the PMC. On April 19, 2017, the final merger agreement was entered into.

Once the exchange of shares is perfected, the Company will issue 101,873,741 common shares with a face value of $ 1 each and each granting the right to one vote and, after the merger through absorption is effected, the Company’s capital stock will be made up of 1,938,368,431 common shares.

Pursuant to the provisions of Chapter X of the CNV provisions, the Company has filed a merger authorization proceeding before this entity and obtained from the CNV its authorization to publish the merger prospectus

On February 26, 2018, the CNV notified the Company that, under the proceeding investigating the sale of Petrobras Argentina’s shares held by FGS-ANSES in the MTO, Federal Criminal and Correctional Court No. 11, Clerk’s Office No. 22, ordered it to refrain from adopting any measures and/or final resolution on the merits of the case without the prior approval by this Court, where the Company’s corporate reorganization case is being heard. It is worth highlighting that this proceeding does not deal with the merger but with the voluntary participation of shareholder FGS-ANSES in Petrobras Argentina's cash purchase offer under the MTO that the Company was forced to launch when it indirectly acquired 67.1933% of Petrobras Argentina's capital stock. The reorganization process took place after the MTO and was completely independent from it, and FGS-ANSES did not take part in it since, at that time, it was not a Petrobras Argentina’s shareholder.

The delay in the registration of the merger directly affects approximately 6,250 domestic and foreign shareholders of Petrobras Argentina that are awaiting the share exchange which will take place after the registration of the merger.

Therefore, the Company understands that the above-mentioned judicial proceeding is completely unrelated to the merger and has not exercised any influence on it, and will continue promoting the measures necessary to obtain the registration of the merger.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: (Continuation)

1.4.2. 2017 Reorganization:

On June 26, 2017, the Board of Directors instructed the Company’s Management to start the proceedings allowing to evaluate the benefits of a merger through absorption process between the Company, as absorbing company, and certain companies of the group, as absorbed companies.

On September 22, 2017, the Company’s Board of Directors informed that the companies which will take part in these merger will be the Company, as absorbing company, and BLL, CTG, CTLL, EG3 Red, INDISA, INNISA, IPB, PP II and PEPASA, as absorbed companies.

The merger became effective on October 1, 2017, date as from which the transfer of the absorbed companies’ equity to the absorbing company became effective and, therefore, all their rights and obligations, assets and liabilities will become incorporated into the absorbing company’s equity, all of which subject to the corresponding corporate approvals under the applicable law and the registration with the Public Registry of Commerce of the merger and the dissolution without liquidation of the absorbed companies.

Except for PEPASA, CTG, INNISA and INDISA, companies with third parties’ shareholding, there was no exchange ratio for the other companies subject-matter of the merger as the Company directly and/or indirectly held 100% of the capital stock of such companies.

Since PEPASA and the Company’s assets are subject to the public offering system and listed in ByMA, the Board of Directors decided to propose to the Shareholders’ Meeting an exchange ratio based on the volume-weighted average price of the Company and PEPASA’s shares traded over the last six months, determined retroactively as from the Board meeting’s date on September 22, 2017, with a resulting exchange ratio of 2,2699 common shares with a face value of $ 1 each and each granting the right to one vote for each PEPASA common share in book-entry form with a face value of $ 1 and granting the right to one vote.

Pursuant to the CPF approved on December, 21, 2017 by the Board of Directors of the participating companies:

(i)       each PEPASA’ minority shareholder will receive 2,2699 common shares of the Company with a face value of $ 1 each and each granting the right to one vote for each share it held before the merger;

(ii)     each INNISA’ minority shareholder will receive 0,2644 common shares of the Company with a face value of $ 1 each and each granting the right to one vote for each share it held before the merger;

(iii)    each INDISA’ minority shareholder will receive 0,1832 common shares of the Company with a face value of $ 1 each and each granting the right to one vote for each share it held before the merger;

(iv)   each CTG’ minority shareholder will receive 0,6079 common shares of the Company with a face value of $ 1 each and each granting the right to one vote for each share it held before the merger.

Once the exchange of shares is perfected, the Company will issue 144.322.083 common shares with a face value of $ 1 each and each granting the right to one vote and, after the merger through absorption is effected, the Company’s capital stock will be made up of 2.080.190.514 common shares. The Company has recognized the effects of this exchange under Shareholders’ Equity in the Consolidated Statement of Changes in Shareholders’ Equity.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: (Continuation)

As of the issuance of these financial statements, the CNV’s authorization to the publication of the merger prospectus, the approval of the merger by each company’s shareholders’ meetings and the registration of the merger with the applicable controlling authorities are still pending.

1.4.3. Merger of Subsidiaries

The merger's effective date detailed below was fixed on January 1, 2017 and correspond to business combinations between companies under common control, and therefore there is no effect in these consolidated financial statements.

1.4.3.1. CTLL, EASA and IEASA

On December 7 and 22, 2016, the Board of Directors of CTLL, EASA and IEASA resolved to initiate all necessary tasks and procedures for the merger through absorption among CTLL, as absorbing company, and EASA and IEASA, as absorbed companies.

In analyzing this reorganization, EASA’s management concluded that, in order for the process to be viable, it was necessary to capitalize the debt EASA held with holders of Series A and B Discount Corporate Bonds issued on July 19, 2006 and maturing in 2021. On March 27, 2017 EASA’s Extraordinary General Meeting of Shareholders resolved to capitalize such CBs, which was accepted by PISA in its capacity as sole holder.

Pursuant to Board Resolution No. 347 passed on August 11, 2017, the ENRE resolved, by a majority of votes, to reject the request for merger authorization submitted by EDENOR and EASA, and these companies appealed this resolution timely and in due form on considering that it did not conform to law. On December 26, 2017 EASA was served notice of MEyM Resolution No. 501 upholding the filed appeal, revoking ENRE’s Board of Directors’ Resolution No. 347 and sustaining the merger authorization request.

On January 18, 2018, the shareholders’ meetings of the intervening companies approved the merger and on February 19, 2018, the merger final agreement was entered into.

As of the issuance of these financial statements, the merger is pending registration with the Public Registry, to which effect the intervening companies are filing all applicable presentations with the corresponding bodies.

1.4.3.2. PACOSA and WEBSA

On December 7, 2016, the Boards of Directors of PACOSA and WEBSA resolved to begin all necessary tasks and procedures for the merger through absorption between PACOSA, as absorbing company, and WEBSA as absorbed company.

On March 7, 2017, the shareholders’ meetings of the intervening companies approved the merger, and on May 30, 2017 the merger final agreement was entered into.

As of the issuance of these financial statements, the merger is pending registration with the Public Registry, to which effect the intervening companies are filing all applicable presentations with the corresponding bodies.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: (Continuation)

1.5. Assets classified as held for sale, related liabilities and discontinued operations

1.5.1. Sale of assets in the Refining and Distribution segment

On December 7, 2017, the Company executed with Trafigura Ventures B.V and Trafigura Argentina S.A. an agreement for the sale of certain assets in the Company’s refining and distribution segment based on the conviction that the oil refining and distribution business calls for a larger scale to attain sustainability. The closing of the transaction, which is subject to the meeting of certain conditions precedent, such as respective government approvals, is expected to take place by the end of March 2018.

The assets subject-matter of the transaction are as follows: (i) the Ricardo Eliçabe refinery; (ii) the Avellaneda lubricants plant; (iii) the Caleta Paula reception and dispatch plant; and (iv) the network of gas stations currently operated under Petrobras branding.

The Dock Sud storage facility is excluded from the sale, as well as the Company's investment in Refinería del Norte S.A.

The transaction price comprises US $ 90 million in cash that includes the usual working capital of the business, which will be adjusted when the transaction is completed and an additional amount financed that will be determined at the close of the transaction, according to the methodology established in the contract.

Pursuant to the foregoing, as of December 31, 2017, assets and liabilities subject to this transaction have been classified as held for sale, and the results for affected operations have been disclosed under “Discontinued Operations” in the consolidated statement of comprehensive income and in the consolidated statement of cash flows. As this business has been acquired through the acquisition of PPSL, financial information reflects the effect of consolidation from July 27, 2016 when de acquisition was consummated. The Company has measured its net assets at the lower of fair value less cost to sell and carrying value before held for sale criteria was met and it involved the recognition of an impairment of Intangible assets and Property, plant and equipment in the amount of $ 687 million, which is disclosed together with the results for the Refining and Distribution segment under "Discontinued Operations" of the statement of comprehensive income.

1.5.2. Sale of PELSA shares and certain oil areas

On January 16, 2018, the Company agreed to sell to Vista Oil & Gas S.A.B. de C.V. (“Vista”) its direct 58.88% interest in PELSA and its direct interests in the Entre Lomas, Bajada del Palo, Agua Amarga and Medanito-Jagüel de los Machos blocks, in line with the Company's strategy to focus its investments and human resources both on the expansion of its power generation installed capacity and on the exploration and production of natural gas, placing a special focus on the development and exploitation of unconventional gas reserves, as well as to continue investing on the development of its utility concessions.

The sale price amounts to US$ 360 million. The closing of the transaction is subject to the meeting of certain conditions precedent, including approval by shareholders meeting of Vista. The Company expects that it will represent earnings before taxes in the amount of approximately $ 1.400 million, which will be adjusted at the time of closing the transaction.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: (Continuation)

Consequently, as of December 31, 2017, assets and liabilities subject to this transaction have been classified as held for sale, and the results for affected operations have been disclosed under “Discontinued Operations” in the consolidated Statement of comprehensive income and in the consolidated statement of cash flows. As this business has been acquired through the acquisition of PPSL, financial information reflects the effect of consolidation from July 27, 2016 when de acquisition was consummated.

The consolidated statement of comprehensive income related to discontinued operations is presented below:

As of December 31, 2017:

	Oil and gas	Refining y distribution	Eliminations	Total
Revenue	5,972	16,795	(6,890)	15,877
Cost of sales	(4,840)	(14,256)	6,906	(12,190)
Gross profit	1,132	2,539	16	3,687

Selling expenses	(182)	(1,957)	-	(2,139)
Administrative expenses	(127)	(80)	-	(207)
Exploration expenses	(19)	-	-	(19)
Other operating income	377	223	-	600
Other operating expenses	(181)	(110)	-	(291)
Impairment of non current assets classified as held for sale	-	(687)	-	(687)
Operating income (loss)	1,000	(72)	16	944

Finance income	22	15	-	37
Finance expenses	-	(16)	-	(16)
Other financial results	(239)	(14)	-	(253)
Financial results, net	(217)	(15)	-	(232)
Income (loss) before income tax	783	(87)	16	712
				-
Income tax and minimum notional income tax	(662)	44	-	(618)
Profit (loss) of the year for discontinued operations	121	(43)	16	94

Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements related to defined benefit plans	(7)	17	-	10
Income tax	(174)	(6)	-	(180)
Items that may be reclassified to profit or loss
Exchange differences on translation	773	-	-	773
Other comprehensive income of the year for discontinued operations	592	11	-	603
Total comprehensive income (loss) of the year for discontinued operations	713	(32)	16	697

	Oil and gas	Refining y distribution	Eliminations	Total
Total income (loss) of the year for discontinued operations attributable to:
Owners of the company	10	(43)	16	(17)
Non - controlling interest	111	-	-	111
	121	(43)	16	94

Total comprehensive income (loss) of the year for discontinued operations attributable to:
Owners of the company	282	(32)	16	266
Non - controlling interest	431	-	-	431
	713	(32)	16	697

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: (Continuation)

As of December 31, 2016:

	Oil and gas	Refining y distribution	Eliminations	Total
Revenue	2,456	6,550	(2,821)	6,185
Cost of sales	(1,941)	(5,973)	2,931	(4,983)
Gross profit	515	577	110	1,202

Selling expenses	(63)	(757)	-	(820)
Administrative expenses	(25)	(23)	-	(48)
Exploration expenses	(41)	-	-	(41)
Other operating income	235	459	(377)	317
Other operating expenses	(656)	(98)	377	(377)
Operating income	(35)	158	110	233

Finance income	38	6	-	44
Finance expenses	(10)	(9)	-	(19)
Other financial results	(43)	(40)	-	(83)
Financial results, net	(15)	(43)	-	(58)
Income (loss) before income tax	(50)	115	110	175

Income tax and minimum notional income tax	(24)	(40)	(39)	(103)
Profit (loss) of the year for discontinued operations	(74)	75	71	72

Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements related to defined benefit plans	(62)	14	-	(48)
Income tax	22	(5)	-	17
Items that may be reclassified to profit or loss				-
Exchange differences on traslation	280	-	-	280
Other comprehensive income of the year for discontinued operations	240	9	-	249
Total comprehensive income (loss) of the year for discontinued operations	166	84	71	321

	Oil and gas	Refining y distribution	Eliminations	Total
Total income of the year for discontinued operations attributable to:
Owners of the company	(64)	75	71	82
Non - controlling interest	(10)	-	-	(10)
	(74)	75	71	72

Total comprehensive income of the year for discontinued operations attributable to:
Owners of the company	77	84	71	232
Non - controlling interest	89	-	-	89
	166	84	71	321

The consolidated statement of cash flows related to discontinued operations is presented below:

	12.31.2017	12.31.2016

Net cash generated by operating activities	1,979	1,549
Net cash used in investing activities	(1,176)	(661)
Net cash used in financing activities	(719)	(922)
Increse (decrease) in cash and cash equivalents	84	(34)

Cash and cash equivalents at the begining of the year	77	111
Increse (decrease) in cash and cash equivalents	84	(34)
Cash and cash equivalents at the end of the year	161	77

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 1: (Continuation)

As of December 31, 2017, the assets and liabilities that comprise the assets held for sale and associated liabilities are:

	Oil and gas	Refining y distribution	12.31.2017	12.31.2016
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	7,545	1,119	8,664	-
Intangible assets	311	104	415	-
Financial assets at amortized cost	35	-	35	19
Trade and other receivables	6	-	6	-
Total non-current assets	7,897	1,223	9,120	19

CURRENT ASSETS
Inventories	153	1,960	2,113	-
Financial assets at fair value through profit and loss	681	-	681	-
Trade and other receivables	426	-	426	-
Cash and cash equivalents	161	-	161	-
Total current assets	1,421	1,960	3,381	-
Total assets classified as held for sale	9,318	3,183	12,501	19

LIABILITIES
NON-CURRENT LIABILITIES
Defined benefit plans	97	58	155	-
Deferred tax liabilities	567	-	567	-
Provisions	922	52	974	-
Total non-current liabilities	1,586	110	1,696	-

CURRENT LIABILITIES
Trade and other payables	390	-	390	-
Salaries and social security payable	47	-	47	-
Defined benefit plans	2	6	8	-
Income tax and minimum notional income tax provision	26	-	26	-
Taxes payables	117	-	117	-
Provisions	51	35	86	-
Total current liabilities	633	41	674	-
Liabilities associated to assets classified as held for sale	2,219	151	2,370	-

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: REGULATORY FRAMEWORK

2.1 Generation

2.1.1 Emergency in the National Electricity Sector

On December 16, 2015, the National Government issued Executive Order No. 134/2015 declaring the state of emergency in the electrical sector until December 31, 2017 and instructing the MEyM to adopt the necessary measures applicable to the generation, transmission and distribution business in order to upgrade the quality and safety of the supply and to secure the provision of the electricity public service under proper economic and technical conditions.

2.1.2. Generation units

The Company’s revenues from the electric power generation activity come from: i) sales to the Spot market pursuant to the provisions applicable within the WEM administered by CAMMESA (SEE Resolutions No. 22/2016 and 19/2017); ii) sales contracts with large users within the MAT (Resolutions No. 1,281/2006 and No. 281/2017); and iii) supply agreements with CAMMESA (Resolutions No. 220/2007, 21/2016, 420/2017 and Renovar Programs). Furthermore, energy not committed under sales contracts with large users within the MAT and with CAMMESA will be remunerated at the Spot market.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

The Company’s generating units are detailed below:

In operation:

Generator	Generating unit	Tecnology	Power	Applicable regime
CTG	GUEMTG01	TG	101 MW	Energy Plus Res. N° 1281/06 and SEE Resoluion N° 19/2017 (1)
CTG	GUEMTV11	TV	≤100 MW	SE Resolutions No. 22/2016 and 19/2017
CTG	GUEMTV12	TV	≤100 MW	SE Resolutions No. 22/2016 and 19/2017
CTG	GUEMTV13	TV	>100 MW	SE Resolutions No. 22/2016 and 19/2017
Piquirenda	PIQIDI 01-10	MG	30 MW	SE Resolution No. 220/2007 (1)
CPB	BBLATV29	TV	>100 MW	SE Resolutions No. 22/2016 and 19/2017
CPB	BBLATV30	TV	>100 MW	SE Resolutions No. 22/2016 and 19/2017
CT Ing. White	BBLMD01-06	MG	100 MW	SEE Resolution No. 21/2016 (1)
CTLL	LDLATG01	TG	>50 MW	SE Resolutions No. 22/2016 and 19/2017
CTLL	LDLATG02	TG	>50 MW	SE Resolutions No. 22/2016 and 19/2017
CTLL	LDLATG03	TG	>50 MW	SE Resolutions No. 22/2016 and 19/2017
CTLL	LDLATG04	TG	105 MW	SEE Res. 220/2007 (75%), SEE Res. 22/2016 and 19/2017 (25%)
CTLL	LDLATG05	TG	105 MW	SEE Resolution No. 21/2016 (1)
CTLL	LDLATV01	TV	180 MW	SE Resolution No. 220/2007 (1)
CTGEBA	GEBATG01/TG02/TV01	CC	>150 MW	SE Resolutions No. 22/2016 and 19/2017
CTGEBA	GEBATG03	TG	164 MW	Energy Plus Res. N° 1281/06
HIDISA	AGUA DEL TORO	HI	HI – Media 120<P≤300	SE Resolutions No. 22/2016 and 19/2017
HIDISA	EL TIGRE	HI	Renewable ≤ 50	SE Resolutions No. 22/2016 and 19/2017
HIDISA	LOS REYUNOS	HI	HI – Media 120<P≤300	SE Resolutions No. 22/2016 and 19/2017
HINISA	NIHUIL I	HI	HI – Small 50<P≤120	SE Resolutions No. 22/2016 and 19/2017 (2)
HINISA	NIHUIL II	HI	HI – Small 50<P≤120	SE Resolutions No. 22/2016 and 19/2017 (2)
HINISA	NIHUIL III	HI	HI – Small 50<P≤120	SE Resolutions No. 22/2016 and 19/2017 (2)
HPPL	PPL1HI	HI	HI – Media 120<P≤300	SE Resolutions No. 22/2016 and 19/2017
HPPL	PPL2HI	HI	HI – Media 120<P≤300	SE Resolutions No. 22/2016 and 19/2017
HPPL	PPL3HI	HI	HI – Media 120<P≤300	SE Resolutions No. 22/2016 and 19/2017
Ecoenergía	CERITV01	TV	15 MW	Energy Plus Res. N° 1281/06 (1)
CT Parque Pilar	PILBD01-06	MG	100 MW	SEE Resolution No. 21/2016 (1)
(1) Uncommitted power and energy is remunerated according to Resolution No. 19/2017.

(2) On April 10, 2017, the SEE ordered the recategorization of the units as small scale in line with the provisions of Resolution No. 19/2017. The recategorization represents an increase of 50% in the base remuneration of the power as of said date

In construction:

Generator	Generating unit	Tecnology	Applicable regime
CTLL	MG	15 MW	SE Resolution No. 19/2017
Greenwind	Wind	100 MW	Renovar
CTGEBA	CC	383 MW	Resolution No. 420/2017

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.1.3 Generation remuneration schemes

2.1.3.1. SE Resolution No. 22/2016

On March 22, 2013, the SE issued Resolution No. 95/13 introducing a new general-scope remuneration scheme superseding the applicable remuneration scheme previously in force for the whole electric generation activity, with the exception of power plants the energy and/or power capacity of which are sold under the Energy Plus modality and under supply agreements with CAMMESA.

On March 30, 2016, the SE issued Resolution No. 22/2016, which provided for a retroactive updating —as from the economic transactions for the month of February, 2016— of the remuneration values for fixed costs, variable costs and maintenance remunerations.

The remuneration scheme comprises the following items:

  Fixed Costs Remuneration: it considers and remunerates Power Capacity Made Available in power remuneration hours (HRP). The method for calculating the remuneration will be variable based on the Recorded Availability (“RA”) and the Historical Availability (“HA”), with prices ranging from US$84.3 to US$299.2/MW-hrp, depending on the technology and scale.

  Variable Cost Remunerations: the calculation methodology will be based on the total power generated by each type of fuel, with prices ranging from $36.7 to $81.1MWh, depending on the technology, scale and type of fuel.

  Additional Remuneration: part of this remuneration is settled directly to the generator and another part will be allocated to “new infrastructural projects in the electric sectors”, which will be defined by the SE through a trust. The SE established the trust funding mechanisms. The price was ranged from $5.9 to $84.2 MWh, depending on the technology, scale and destination.

  Maintenance Remuneration: the methodology will be based on the total generated power. The remuneration is implemented through LVFVDs and was destined exclusively to the financing of major maintenance works, subject to the SE approval. The price will range from $16 to $45.1/MWh, depending on the technology and the scale.

  Incentives to “Production” and “Operating Efficiency”: they consist of an increase in the remuneration for variable costs upon the meeting of certain conditions.

  2015-2018 FONINVEMEM Resources: they consist of a specific contribution allocated to projects approved or to be approved by the SE under such regime. Specific contributions do not create acquired rights for the generator and, in case of breach of construction and/or supply agreements, they may be reassigned by the SE. Prices will range between $6.3 and $15.8/MWh, depending on the technology and scale.

  2015-2018 FONINVEMEM Direct Remuneration: it consists of the recognition of an additional remuneration for units installed under the 2015-2018 FONINVEMEM scheme equivalent to 50% of the Direct Additional Remuneration. The term for the recognition of such remuneration will begin with the unit’s commercial commissioning and extend for a term not exceeding 10 years.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.1.3.2. SEE Resolution No. 19/2017:

On February 2, 2017, the SEE issued Resolution No. 19/2017, which supersedes the remuneration scheme set forth by Resolution No. 22/2016 and establishes guidelines for the remuneration to generation plants as from the commercial transaction corresponding to February 1, 2017.

The Resolution provides for remunerative items based on technology and scale, establishing US$-denominated prices payable in pesos by applying BCRA’s exchange rate effective on the last business day of the month of the applicable economic transaction, whereas the transaction’s maturity will be that provided for in CAMMESA’s procedures.

2.1.3.2.1. Remuneration for Available Power Capacity

Thermal Power Generators

The Resolution provides for a minimum remuneration for power capacity based on technology and scale and allows generating, co-generating and self-generating agents owning conventional thermal power stations to offer Guaranteed Availability Commitments for the energy and power capacity generated by their units not committed under the Energy Plus modality or under the WEM’s supply agreement with CAMMESA.

Availability Commitments for each unit should be declared for a term of three years, together with information for the Summer Seasonal Programming (except for 2017, where information may be submitted within the term for the winter seasonal period), with the possibility to offer different availability values for the summer and winter six-month periods.

The committed thermal generators’ remuneration for power capacity will be proportional to their compliance.

The Minimum Remuneration applies to generators with no availability commitments, with prices ranging from US$3,050 to US$5,700/MW-month, depending on the technology and scale.

The Base Remuneration applies to generators with availability commitments, with a price of US$ 6,000/MW-month during the May-October 2017 period, and US$ 7,000/MW-month as from November 2017.

The Additional Remuneration is a remuneration for the additional available power capacity aiming to encourage availability commitments for the periods with a higher system demand. CAMMESA will define a monthly thermal generation goal for the set of qualified generators on a bi-monthly basis, and will call for additional power capacity availability offers with prices not exceeding the additional price. The additional price amounts to US$ 1,000/MW-month between May and October, 2017, and to US$2,000/MW-month as from November 2017.

Hydroelectric Generators

In the case of hydroelectric power plants, a base remuneration and an additional remuneration for power capacity were established.

Power capacity availability is determined independently of the reservoir level, the contributions made, or the expenses incurred. Furthermore, in the case of pumping hydroelectric power plants, the following is considered to calculate availability: i) the operation as turbine at all hours within the period, and ii) the availability as pump at off-peak hours every day and on non-business days.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

The base remuneration is determined by the actual power capacity plus that under programmed and/or agreed maintenance, with prices ranging from US$2,000 to US$8,000/MW-month, depending on the scale and type of power plant.

Similarly to the provisions of Resolution No. 22/2016, in the case of hydroelectric power plants maintaining control structures on river courses and not having an associated power plant, a 1.20 factor will be applied to the plant at the headwaters.

The additional remuneration applies to power plants of any scale for their actual availability and based on the applicable period, with prices ranging from US$0 to US$500/MW-month between May and October 2017, and US$500 or US$1,000/MW-month as from November 2017 for pumping or conventional hydroelectric power plants, respectively.

As from November 2017, the allocation and collection of 50% of the additional remuneration will be conditional upon: i) the generator taking out insurance, to CAMMESA’s satisfaction, to cover for major incidents on critical equipment, and ii) the progressive updating of the plant’s control systems pursuant to an investment plan to be submitted based on criteria to be defined by the SEE.

Other technologies

The remuneration is made up of a base price of US$7.5/MWh and an additional price of US$17.5/MWh, which are associated with the availability of the installed equipment with an operating permanence longer than 12 months as from the beginning of the summer seasonal programming.

2.1.3.2.2 Remuneration for Generated and Operated Energy

The remuneration for Generated Energy is applied on the real generationis, with prices ranging between US$5 and US$10/MWh, depending on the technology, scale and type of fuel.

The remuneration for Operated Energy applies to the integration of hourly power capacities for the period, and is valued at US$2.0/MWh for any type of fuel.

In the case of hydroelectric plants, prices for Generated and Operated Energy are remunerated from US$1.4 to US$3.5/MWh, depending on the technology and scale.

2.1.3.2.3 Additional Remuneration for Efficiency

The “Efficiency” incentive consists of the acknowledgment of an additional remuneration equivalent to the remuneration for the generated energy by the percentage difference between the actual consumption and the reference consumption determined for each unit and fuel type. This comparison will be made on a quarterly basis. In the case of higher consumptions, the general remuneration will not be affected.

2.1.3.2.4 Additional Remuneration for Low-Use Thermal Generators

The Resolution provides for an additional remuneration for low-use thermal generators having frequent startups based on the monthly generated energy for a price of US$2.6/MWh multiplied by the usage/startup factor.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

The usage factor is based on the Rated Power Use Factor recorded during the last rolling year, which will have a 0.5 value for thermal units with a usage factor lower than 30% and a 1.0 value for units with a usage factor lower than 15%. In all other cases, the factor will equal 0.

The startup factor is established based on startups recorded during the last rolling year for issues associated with the economic dispatch made by CAMMESA. It will have a 0.0 value for units with up to 74 startups, a 0.1 value for units recording between 75 and 149 startups, and a 0.2 value for units recording more than 150 startups. In all other cases, the factor will equal 0.

2.1.3.2.5 Repayment of Overhauls Financing (applicable to thermal and hydroelectric generators)

The Resolution abrogates the Maintenance Remuneration and provides that, as regards the repayment of outstanding loans applicable to thermal and hydroelectric generators, credits already accrued and/or committed to the cancellation of such maintenance works will be applied first. The balance will be repaid by discounting US$1/MWh for the energy generated until the total cancellation of the financing.

2.1.4 Energy Plus - Resolution SE No. 1281/2006

With the purpose of encouraging new generation works, in 2006 the SE approved Resolution No. 1281/2006 establishing a specific regime which would allow newly installed generation sold to a certain category of Large Users to be remunerated at higher prices.

To such effect, it established certain restrictions on the sale of electricity and implemented the Energy Plus service, which consists of the offer of additional generation availability by the generating agents. These measures imply that:

-       Hydroelectric and thermal generators without fuel contracts are not allowed to execute any new contract.

-       LU300s will only be allowed to contract their energy demand in the MAT for the electrical consumption corresponding to 2005 (Base Demand) with the thermoelectric plants existing in the WEM.

-       New energy used by LU300s in excess of the Base Demand will be contracted at a price between the parties (Energy Plus).

-       New agents joining the system must contract a maximum 50% of their demand under the Energy Plus service.

-       New generation plants included within the Energy Plus service must have fuel supply and transportation contracts in place.

Under this regime, the Company, through its power plants Central Térmica Güemes, EcoEnergía and Genelba, sells its energy and power capacity under the Energy Plus service to different large users within the WEM, which should support their plus demand under this scheme. The power capacity to be sold under this scheme amounts to 280 MW.

If a generator cannot meet the power demand by an Energy Plus customer, it should purchase that power in the market at the operating marginal cost. The Company has Power Availability agreements in force with other generators, whereby it can purchase power from other generators to support its contracts in case of unavailability.

In turn, the Company also acts as a selling party supporting other Energy Plus generators in case their equipment is unavailable. These agreements are ranked with a lower priority than Energy Plus contracts and relate to surplus energy (energy committed to the Energy Plus contracts but not demanded by clients).

Lastly, both the energy delivered to the Spot market and the available power capacity not committed under effective Energy Plus agreements in each period will be remunerated pursuant to the provisions of Resolution No. 19/2017.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.1.5 SE Resolution No. 220/2007 - WEM Supply Agreements (“Agreement Res.220”)

Aiming to encourage new investments to increase the generation offer, the SE passed Resolution No. 220/2007, which empowers CAMMESA to enter into Agreement with WEM Generating Agents for the energy produced with new equipment. These will be long-term agreements and the price payable by CAMMESA should compensate the investments made by the agent at a rate of return to be accepted by the SE.

Under this regulation, the Company, through its subsidiaries CTP and CTLL power plants, has executed Agreement Res.220.

On May 3, 2011, CTP was commissioned for service. On July 15, 2011, this company executed a Agreement Res.220 as from such date, totality of the power and produced energy generated is sold pursuant to the provisions of such agreement.

On November 1, 2011, CAMMESA declared the commercial commissioning of CTLL’s Steam Turbine unit and the combined cycle started to operate on a commercial basis. Part of the totality of the steam turbine’s power capacity and the resulting generated energy is sold under the Agreement Res.220.

By last, on July 14, 2017, CTLL entered into a Agreement Res.220 with CAMMESA for the new 105 MW high-efficiency gas turbine with retroactive effects as of July 15, 2016, date on which it was commissioned for service, committing 79.35 MW, or 75.6%, of the turbine’s power capacity. The remaining 24.4% capacity continue to be compensated under SEE Resolution No. 19/2017.

The economic impact as of the new remuneration amounted to $ 198 million, which was disclosed under Revenues from sales in the Statement of Comprehensive Income.

2.1.6 SE Resolution No. 21/2016

As a result of the state of emergency in the national electricity sector, the SEE issued Resolution No. 21/2016 calling for parties interested in offering new thermal power generation capacity with the commitment to making it available through the WEM for the following periods: i) 2016/2017 summer; ii) 2017 winter, and iii) 2017/2018 summer.

The terms of the call were established in SE Note No. 161/2016. The conditions applicable to the generation capacity to be offered included the following: i) the plant should have a minimum 40 MW power capacity; ii) each generating unit should have a minimum 10 MW power capacity; and iii) the equipment should have dual fuel consumption capacity (with certain exceptions).

Successful bidders will enter into a wholesale power purchase agreement with CAMMESA for a term of 10 years. The remuneration will be made up of the available power capacity price plus the variable non-fuel cost for the delivered energy and the fuel cost (if offered), less penalties and fuel surpluses. Power capacity surpluses are remunerated pursuant to SEE Resolution No. 19/2017.

For further information on the projects conducted under this resolution, see Note 46.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.1.7 SEE Resolution No. 420/2017

Pursuant to SEE Resolution No. 420/2017, SEE Resolution No. 287/2017 launched a call for bids to all parties interested in developing projects for co-generation and the closing to combined cycles over existing equipment, with no limits on the power capacity to be installed. The projects should have low specific consumption (lower than 1,680 kcal/kWh with natural gas and 1,820 kcal/kWh with alternative liquid fuels).

It is a condition that the new capacity should not exceed the existing electric power transmission capacity; otherwise, the cost of the necessary extensions will be borne by the bidder.

Awarded projects will be remunerated under a Wholesale Power Purchase Agreement for a term of 15 years. The remuneration will be made up of the available power capacity price plus the variable non-fuel cost for the delivered power and the fuel cost (if offered), less penalties and fuel surpluses. Power capacity surpluses are remunerated pursuant to Resolution No. 19-E/2017.

For further information on the projects conducted under this resolution, see Note 46.

Additionally, the Act provides for several measures promoting the construction of projects for the generation of energy from renewable sources, including tax benefits (advance VAT reimbursement, accelerated depreciation of the income tax, import duty exemptions, etc.) and the creation of a fund for the development of renewable energies destined, among other objectives, to the granting of loans and capital contributions for the financing of such projects. The tax benefits quota for 2016, set by Executive Order No. 882/2016, amounted to US$ 1,700 million. If it is not allocated in full, the balance will be automatically carried forward to the following year.

Renovar Programs

In order to meet the objectives set by Act No. 26,190 and Act No. 27.191, the MEyM called for open rounds for the hiring of electric power from renewable sources (RenovAr Programs, Rounds 1, 1.5 and 2). These calls aimed to assign power capacity contracts from different technologies (wind and solar energy, biomass, biogas and small hydraulic developments with a capacity of up to 50 MW). Successful bidders will enter into renewable electric power supply agreements for the sale of a committed annual electric power block for a term of 20 years.

For further information on the projects conducted under this resolution, see Note 46.

SEE Resolution No. 281/2017 Renewable Energy Term Market (Renewable MAT” Regimen)

The MEyM passed Resolution No. 281/2017, which regulated the Renewable MAT This regime aims to set the conditions for large users within the WEM and WEM distributing agents’ large users comprised within Section 9 of Act No. 27,191 to meet their demand supply obligation from renewable sources through the individual purchase within the MAT of electric power from renewable sources, or self-generation from renewable sources.

Furthermore, it regulates the conditions applicable to projects for the generation, self-generation and co-generation of electric power from renewable sources. Specifically, the Registry of Renewable Electric Power Generation Projects (“RENPER”) was created for the registration of such projects.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

Projects destined to the supply of electric power from renewable sources under the Renewable MAT may be covered by other remuneration mechanisms, such as the agreements under the Renovar rounds. Surplus energy exceeding will be marketed under the Spot Market and remunerated pursuant to SEE Resolution No. 19-E/2017.

Finally, the contracts executed under the Renewable MAT Regime will be administered and managed in accordance with the WEM procedures. The contractual terms, life, allocation priorities, prices and other conditions, notwithstanding the maximum price set forth in Section 9 of Act No. 27,191, may be freely agreed between the parties, although the committed electricity volumes will be limited by the electric power from renewable sources produced by the generator or supplied by other generators or suppliers with which it has purchase agreements in place.

On January 29, 2018, the Company was assigned a 28 MW priority for the “de la Bahía” wind farm project and a 50 MW priority for the “Corti” wind farm project, which will allow it to guarantee the dispatch from both wind farms

For further information on the projects conducted under this resolution, see Note 46.

2.2    Transmission

On September 28, 2016, ENRE Resolution No. 524/16 approved the program applicable to the RTI for Electric Power Transmission during 2016, which contemplated the entry into force of the resulting tariff scheme as from February 2017.

On December 26, 2016, Transener and Transba executed a new agreement with the SEE and the ENRE under the commitments stipulated in the Memorandum of Understanding for the Update of the High-Voltage Electric Power Transmission Utility, effective until January 31, 2017 or the entry into force of the new tariff scheme resulting from the RTI, whichever occurs first and under the commitments stipulated in the Memorandum of Understanding for the Update of the High-Voltage Electric Power Transmission Contract for Regional Distribution in the Province of Buenos Aires, effective until January 31, 2017 or the entry into force of the new tariff scheme resulting from the RTI, whichever occurs first.

Pursuant to this agreement, and in order for Transener and Transba to have sufficient and necessary resources to support its ordinary operations and perform all other tasks necessary to secure the proper operation and functioning of the electric power transmission system under concession, the SEE (i) recognized credit claims in favor of Transener and Transba in the amount of $ 603 million and $ 152 million, respectively, on account of cost variations during the December 1, 2015-July 31, 2016 period, and (ii) determined credit claims for increased costs in favor of Transener in the amount of $ 900 million and $ 363 million, respectively, for the August 1, 2016-January 31, 2017 period. To such effects, on March 14, 2017, Transener executed with CAMMESA a Loan and Receivables Assignment Agreement, which was settled through the assignment of the above-mentioned recognized and ascertained credit claims. Additionally, the Agreement provided for an “Investment Plan” for the October 2016-March 2017 period in the approximate amount of $ 299 million and $ 121 million, respectively.

On June 19, 2017, CAMMESA made its final disbursement under the Loan Agreement executed with Transener and Transba, thus offsetting all credits recognized under the Instrumental Agreement, the Renewal Agreement and its Addendum, as well as the Agreement executed on December 26, 2016.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

As of the closing of fiscal year 2017, Transener and Transba have recorded income resulting from the recognition of cost variations by the SEE and ENRE for up to the amounts collected through the executed Loan Agreements. Consequently, Transener has disclosed revenues from sales in the amount of $ 398 million and $ 1,062 million, and earned interest for $ 14 million and $ 105 million for the fiscal years ended on December 31, 2017 and 2016, respectively. Likewise, Transba has disclosed revenues from sales in the amount of $ 66 million and $ 452 million, and earned interest for $ 1 million and $ 22 million for the same fiscal years, respectively. Liabilities arising from disbursements collected up to the amount of the recognized credit claims for increased costs under the Instrumental Agreement and the Renewal Agreement have been settled through the assignment of such credit claims.

Pursuant to Resolution No. 524/2016, which establishes the program applicable to the RTI for Electric Power Transmission during 2016, on January 31, 2017, the ENRE issued Resolutions No. 66/17 and No. 73/17, which set the tariffs in force for the 2017/2021 five-year period, which resulted in an annual amount of $3,274 million and $1,499 million at the exchange rate effective as of February 2017 for Transener and Transba, respectively. These resolutions provide for an investment plan for the 2017/2021 five-year period in the amounts of $3,336 million and $2,251 million for Transener and Transba, respectively.

Furthermore, the ENRE established the mechanism for adjusting the remuneration, the service quality and penalties system, the reward system and the investment plan to be executed by both companies during such period.

Due to the differences among the several tariff proposals submitted under the Full Tariff Review process initiated by the ENRE, on April 7 and 21, 2017, Transener and Transba, respectively, filed a Motion for Reconsideration and Appeal against ENRE Resolutions No. 66/2017, 84/2017, 139/2017, 73/17, 88/17 and 138/17, whereby the ENRE approved the tariff system applicable to Transener and Transba, respectively, for the 2017/2021 period.

On October 31, 2017, ENRE Resolutions No. 516/2017 and 517/17 were notified, whereby the ENRE partially upheld the Motions for Reconsideration filed against ENRE Resolutions No. 66/17 and 73/17 by Transener and Transba S.A., respectively.

These resolutions provide for a new tariff scheme applicable to Transener and Transba retroactively to February 2017, with annual regulated revenues in the amount of $ 3,534 million and $1,604 million, respectively.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTA 2: (Continuation)

On December 15, 2017, the ENRE issued Resolutions No. 627/17 and No. 628/17 establishing a new tariff scheme resulting from the tariff update defined by the RTI and effective as from August 2017, with Transener and Transba’s annual regulated revenues amounting to $ 3,933 million and $ 1,771 million, respectively.

2.3    Energy distribution

2.3.1. General

Edenor is subject to the regulatory framework provided under Law No. 24,065, the Concession Agreement, and the regulations issued by the ENRE.

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

If Edenor repeatedly fails to comply with the obligations assumed in the Concession Agreement, the grantor of the concession will be entitled to foreclose on the collateral granted by the majority shareholders by means of the pledge of the Class A shares and sell them in a Public Bid. This, however, will not affect the continuity of the Holder of the concession.

Furthermore, the Concession Agreement may be rescinded in the event of the Distribution Company’s undergoing bankruptcy proceedings. Additionally, if the Grantor of the Concession fails to discharge his obligations in such a manner that the Distribution Company is prevented from providing the Service or the Service is severely affected on a permanent basis, the Distribution Company may request, after demanding the regularization of such situation in a term of 90 days, that the agreement be rescinded. At the date of issuance of these financial statements, there have been no events of non-compliance by Edenor that could be regarded as included within the scope of this situation.

2.3.2 Electricity rate situation

2.3.2.1. Adjustment Agreement entered into between Edenor S.A. and the Federal Government

On September 21, 2005, Edenor S.A. entered into an Adjustment Agreement within the framework of the process of renegotiation of the Concession Agreement set forth in Law No. 25,561 and supplementary regulations, which was ratified on February 13, 2006.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

The Adjustment Agreement provides for the following:

i)         the implementation of a Temporary Tariff Structure effective as from November 1, 2005, including a 23% average increase in the distribution margin, which may not result in an increase in the average rate of more than 15%, and an additional 5% average increase in the VAD, allocated to certain specified capital expenditures;

ii)       the requirement that during the term of said temporary tariff structure, dividend payment be subject to the approval of the regulatory authority;

iii)      the establishment of a “Social Tariff” for the needy and the levels of quality of the service to be rendered;

iv)     the suspension of the claims and legal actions filed by Edenor and its shareholders in national or foreign courts due to the effects caused by the Economic Emergency Law;

v)       the carrying out of an RTI which will result in a new tariff structure that will go into effect on a gradual basis and remain in effect for the following 5 years. In accordance with the provisions of Law No. 24,065, the ENRE will be in charge of such review;

vi)     the implementation of a minimum investment plan in the electric network for an amount of $ 178.8 million to be fulfilled by Edenor during 2006, plus an additional investment of $ 25.5 million should it be required;

vii)    the adjustment of the penalties imposed by the ENRE that are payable to customers by way of discounts, which were notified by such regulatory agency prior to January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect through the date on which they are effectively paid, using, for such purpose, the average increase recorded in the Company’s own distribution costs as a result of the increases and adjustments granted at each date;

viii)  the waiver of the penalties imposed by the ENRE that are payable to the Federal Government, which have been notified, or their cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect;

The payment term of the penalties imposed by the ENRE, which are described in paragraph vii) above, is 180 days after the approval of the RTI in 14 semiannual installments. Those discounts have been early made as from December 2015.

Said agreement was ratified by the PEN by means of Executive Order No. 1,957/06, signed by the President of Argentina on December 28, 2006 and published in the Official Gazette on January 8, 2007.  The aforementioned agreement stipulated the terms and conditions that, upon compliance with the other procedures required by the regulations, would be the fundamental basis of the Comprehensive Renegotiation of the Concession Agreement of the public service of electric power distribution and sale within the federal jurisdiction, between the PEN and the holder of the concession.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.3.2.2 Breach of Adjustment Agreement

With the aim of ensuring the viability of the electricity supply continuity, safety and quality, the Adjustment Agreement provided for the creation of a Temporary Tariff Structure (RTT), pursuant to which the increase in Edenor’s costs would be recognized -during the period the RTT remained in effect- on a semiannual basis by means of the cost monitoring mechanism (MMC), and laid down the conditions for the RTI. That mechanism was only applied in the first three six-month periods, after which the Federal Government (through its different agencies) systematically failed to comply with the obligations assumed.

By means of MEyM Resolutions Nos. 6 and 7/16, and as from February 1, 2016, the current electricity rate schedule of Distribution companies is readjusted within the framework of the Temporary Tariff Structure, which is the adjustment of the existing electricity rate schedules by applying thereto the semiannual readjustment that was pending.

Additionally, the aforementioned MEyM Resolution No. 7/16 instructs the ENRE to carry out the RTI.

Finally, by means of ENRE Resolution No. 63/17 dated January 31, 2017, the electricity rate schedule resulting from the RTI process, which will be applied by Edenor as from February 1, 2017, is approved.

2.3.2.3 Tariff Structure Review

Due to the aforementioned non-compliance indicated in the previous point, in June 2013, Edenor filed a complaint against the Federal Government claiming full compliance with the Adjustment Agreement and compensation for damages due to the non-compliance with the commitments stipulated therein. The complaint was amended so as to extend it in November 2013.

Although in the last years, the Grantor of the Concession adopted palliative measures –previously described in this Note – to allow for the operations to continue, such measures were partial and considered neither all the variables nor the essential elements of the rights and obligations deriving from the Concession Agreement.

By means of MEyM Resolution No. 6/16, which defines the seasonal reference prices, the MEM summer quarterly rescheduling relating to the February 1-April 30, 2016 period carried out. Additionally, it defines the social tariff for all the residential customer demand.

By means of MEyM Resolution No. 7/16:

-          SEE Resolution No. 32/15 was repealed and the ENRE was instructed to adopt measures, within its field of competence, to finish the RTI. This resolution granted Edenor a temporary increase in income as from February 2015, and on account of the RTI, in order for Edenor to cover the expenses and afford the investments associated with the normal provision of the service. As a consequence of that which has been previously described, as of December 31, 2016 Edenor recognized $ 420 million for this concept, which has been disclosed in Other operating income of the Consolidated Statement of Comprehensive Income.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

-          the ENRE instructed to adjust the VAD in electricity rate schedules, on account of the RTI, and to take all the necessary steps to carry out the RTI before December 31, 2016.

-          the following was also provided for: (i) the cancellation of the PUREE. As of December 31, 2016, Edenor recognized a total of $ 74 million for this concept, which is disclosed in Other Operating Income of the Consolidated Statement of Comprehensive Income; (ii) the revocation of SEE Res. No. 32/15 as from the date on which the ENRE’s Resolution that implements the electricity rate schedule comes into effect; (iii) the suspension until further instruction of all the effects of the loans for consumption (mutuums) agreements entered into by and between the Distribution companies and CAMMESA; (iv) the implementation of the necessary actions to end the trusts created by ENRE Resolution No. 347/12; (v) the restriction on the distribution of dividends in accordance with the provisions of clause 7.4 of the Adjustment Agreement.

Additionally, by means of ENRE Resolution No. 290/16, applicable to Edenor. and Edesur S.A., the ENRE instructed Distribution companies to eliminate the six per thousand surcharge established by Section 1 of Law No. 23,681, as from the billings that include meter-reading dates subsequent to the date on which Decree No. 695/16 came into effect, inasmuch as both the interconnection construction works and the transfers of funds duly made by the Federal Government in favor of the province of Santa Cruz, have been complied with.

To that end, on April 1, 2016, the ENRE issued Resolution No. 55/16, whereby the program for the Review of the distribution tariff, which was carried out in 2016, was approved.

On September 5, 2016, Edenor submitted its electricity rate schedule proposal for the next five years. For the purposes of the rate proposal, Edenor:

i)      determined the capital base using for such purpose the depreciated Net Realizable Value (NRV) method;

ii)    submitted the 2017-2021 Investment Plan;

iii)   submitted a detail of the operating expenses; and

iv)  submitted all other data requested by the Regulatory Authority.

In accordance with the Work Plan and schedule duly fixed by the ENRE, on October 28, 2016, the public hearing was held as a preliminary step to define the electricity rate schedule for the next period.

On January 31, 2017, the ENRE issued Resolution No. 63/17, pursuant to which it determined the definitive Electricity Rate Schedules, the review of costs, the required quality levels, and all the other rights and obligations that are to be applied and complied with by Edenor as from February 1, 2017. The above-mentioned regulation was amended by the ENRE by means of the issuance of Resolutions Nos. 81/17, 82/17, and 92/17, and Note No. 124,898.

The aforementioned Resolution No. 63/2017 states that the ENRE, instructed by the MEyM, should have limited the increase in the VAD resulting from the RTI process and applicable as from February 1, 2017, to a maximum of 42% vis-á-vis the VAD in effect at the date of issuance of the aforementioned resolution, with the remaining value of the new VAD being applied in two stages, the first of them in November 2017 and the second and last one in February 2018.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

In addition to that which has been mentioned, the ENRE shall recognize and allow Edenor to bill the VAD difference arising as a consequence of the gradual application of the tariff increase recognized in the RTI in 48 installments as from February 1, 2018, which will be incorporated into the VAD’s value resulting as of that date.

As of December 31, 2017, the amount arising from such deferred income and not recognized by Edenor in these financial statements amounts approximately to $ 4.9 billion.

Moreover, the aforementioned regulation sets forth the procedure for determining the mechanism for monitoring the variation of the CPD, whose “trigger clause” will be applicable when the variation recorded in the six-month period being controlled exceeds 5%. In this regard, in August 2017, having the condition for the trigger clause to apply been met, Edenor requested that it be allowed to apply the variation recorded in the CPD in the first January–June 2017 six-month control period, which amounted to 11.63%.

Additionally, ENRE Resolution No. 329/2017 determines the procedure to be applied for the billing of the deferred income, stating that those amounts will be adjusted as of February 2018, applying for such purpose the Methodology for the Redetermination of Edenor’s Recognized Own Distribution Costs set forth in caption c2) of Sub-Appendix II to ENRE Resolution No. 63/17, and billed in 48 installments as from February 1, 2018.

By means of Resolution No. 526/17, the ENRE calls a public hearing to be held on November 17, 2017 with the purpose of informing about the impact on Edenor’s customer bills of the measures to be implemented by the MEyM as a result of the public hearing that such Ministry has called (MEyM Resolution No.403-E/2017) in relation to: (i) the new power and energy reference prices in the MEM relating to the 2017-2018 summer period; (ii) the stimulus plan that rewards electric power-savings; (iii) the social tariff, and; (iv) the electric power distribution methodology.

As a consequence of that which has been previously mentioned, by means of ENRE Note 128,399, Edenor was informed that the MEyM had instructed the ENRE to postpone until December 1, 2017 the application of the tariff increase established in the RTI for November 1, with the result of such increase being recognized in real terms, using for such purpose the adjustment mechanism provided for in ENRE Resolution No. 63/17.

Furthermore, with regard to the deferral of the collection of the CPD adjustment that was to be applied as from August 2017, it is instructed that in order for such adjustment to be recognized in real terms, such concept shall be applied as from December 1, 2017, using also the adjustment mechanism mentioned in the preceding paragraph.

On November 30, 2017, by means of Resolution No. 603/17, the ENRE approved the CPD values, applicable as from December 1, 2017, and retroactively to consumption recorded in the months of August through November 2017. That amount totals $ 753.9 million and was billed in two installments, December 2017 and January 2018. Additionally, the Electricity Rate Schedule’s values, applicable as from December 1, 2017, were approved.

On January 31, 2018, the ENRE issued Resolution No. 33/18 whereby it approves the values of Edenor’s own distribution costs, the values of the monthly installment to be applied in accordance with the provisions of ENRE Resolution No. 329/2017, and the values of Edenor’s electricity rate schedule applicable to consumption recorded as from February 1, 2018. Additionally, it is informed that the average electricity rate value amounts to 2.4627 $/kwh.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.3.2.4. Extraordinary Investment Plan - Temporary insufficiency of the revenue deriving from the FOCEDE

Due to the measures adopted by the Ministry of Planning and the fact that the FOCEDE’s funds were insufficient to cover the estimated disbursements under the Investment Plan, Edenor has requested of the respective authorities that it be provided with funding assistance, which has been called Extraordinary Investment Plan.

Consequently, on September 26, 2014, the SEE, by Resolution No. 65/14, instructed CAMMESA to enter into a Loan for consumption (Mutuum) and assignment of secured receivables agreement with Edenor for a total of $ 500 million to cover the Extraordinary Investment Plan as a consequence of the temporary insufficiency of the revenue deriving from Resolution No. 347/12, mentioned in Note 2.3. The aforementioned agreement was entered into on September 30, 2014. On December 18, 2014, said agreement was extended, as instructed by the SEE to CAMMESA, for an additional amount of $ 159 million.

In fiscal year 2015, the loan for consumption (mutuum) agreement was extended, as instructed by the SEE to CAMMESA, for an additional amount of $ 2.2 billion.

As of December 31, 2017, the debt related to this concept amounts to $ 1.9 billion (comprised of $ 1.2 billion principal and $ 638 million in accrued interest) which is disclosed in the Other non-current payables account.

Furthermore, as security for the performance of the obligations assumed and the repayment of the funds granted, Edenor agreed to assign and transfer in favor of CAMMESA, as from the end of the grace period that the SEE will estipulate along with the methodology and terms for the reimbursement of the funds, the amounts receivable which Edenor may have with the MEM up to the actual amount of the funds granted. At the date of issuance of these financial statements, Edenor does not have any amount receivable with the MEM.

Additional recognition – Investment Plan

As instructed by MEyM Resolution No. 7/16, as from February 1, 2016 CAMMESA suspended all the effects of the loans for consumption (mutuums) agreements entered into, as well as the transfers of resources to Distribution companies on behalf and to the order of the FOCEDE. As previously mentioned, the new Works Plan will be exclusively financed with the funds collected from users.

On October 4, 2017, by means of Resolution No. 840-E/17, the MEyM recognized in favor of Edenor an amount of $ 323.4 million for the works carried out prior to the ending of the FOCEDE, , requiring as a condition for such recognition to take place that Edenor notify both the SEE and the ENRE of its decision to not only abandon any and all administrative and/or judicial claims filed, but also waive its right to any other future claim against the Federal Government, the MEyM, the SEE, the ENRE and/or CAMMESA based on the FOCEDE.

In this regard, on October 9, 2017, Edenor expressed that it had no administrative or judicial claims against such institutions on the aforementioned ground, and that the recourse (“recurso directo”) filed in 2015 against ENRE’s Resolution No. 356/14, pursuant to which a fine had been imposed on Edenor due to the non-application of the FOCEDE’s remaining funds in due time, was not considered within the scope of such requirement.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.3.2.5. Provisional remedies

During 2016, Edenor was notified by several courts of the Province of Buenos Aires of the granting of provisional remedies requested by different customers, both individuals and groups of consumers, which all together accounted for more than 30% of Edenor’s sales, ordering the suspension of MEyM Resolutions Nos. 6 and 7/16 and ENRE Resolution No. 1/16 (authorizing tariff increases), retroactively to the date on which such resolutions came into effect, i.e. February 2016.

These measures required Edenor to refrain from billing with the tariff increase and to reimburse the amounts of the increases already collected by means of a credit in the customers’ accounts to be offset against their future electricity consumption.

In this regard, on December 26, 2016, CAMMESA notified Edenor that, as instructed by the MEyM, Note No. 2016 04484723, it would issue credit notes for the negative effects generated by the provisional remedies that affected:

-          the application of the seasonal prices set by MEyM Resolutions Nos. 6 and 41/16, for the periods pending as of that date; and

-          the application of the electricity rates set by ENRE Resolution No. 1/16.

Once the conditions and time frames for the billing of the concepts covered by the above-mentioned provisional remedies have been set out by the ENRE, Edenor will issue the bills to its customers and transfer those values to CAMMESA.

The total effects of the credit notes issued for these concepts in 2016 fiscal year were detailed below:

	Res. MEyM No. 6 and 41/2016	Res. ENRE No. 1/2016
Payables for purchase of electricity – CAMMESA	(270)	(1,126)
Purchase of electricity	270	-
Income recognition of note No. 2016-04484723	-	1,126

Additionally, based on the credit notes issued, CAMMESA has credited the interest amounts billed commensurate with the extent thereof.

2.3.3 Framework agreement

On January 10, 1994, Edenor, together with Edesur S.A., the Federal Government and the Government of the Province of Buenos Aires entered into a Framework Agreement, whose purpose was to establish the guidelines under which Edenor was to supply electricity to low-income areas and shantytowns.

The approval of the extension of the Framework Agreement until September 30, 2017 was signed on August 3, 2017. The signing of the aforementioned agreement represents the recognition of revenue in favor of Edenor relating to the distribution of electricity to low-income areas and shantytowns for the January 1, 2015 - September 30, 2017 period for an amount of $ 268.1 million.

In this regard, on October 23, 2017, Edenor received a payment from the Federal Government for $122.6 million.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

Due to the fact that at the date of these financial statements the approvals of the Addendum to the Framework Agreement for the October 1-December 31, 2017 period by the Federal Government and the Government of the Province of Buenos Aires are still in process, no revenue for this concept has been recognized, which, as of December 31, 2017, amounted to $ 40.8 million.

2.3.4          Penalties

2.3.4.1. General

The ENRE is empowered to control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as stipulated in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE may apply the penalties stipulated in the aforementioned Agreement.

As of December 31, 2017 and 2016, Edenor has recognized in its financial statements the penalties accrued, whether imposed or not yet issued by the ENRE, related to the control periods elapsed as of those dates.

By means of ENRE Note No. 120,151 dated April 15, 2016, which establishes the new criterion to calculate penalties, Edenor is informed that for purposes of calculating penalty amounts, the values to be applied are the kWh values in effect at the last day of the six-month period analyzed in which the penalizable event is detected, with the increases recorded in the “remuneration” as a consequence of the increases and adjustments granted as of that date. The effect of this resolution for the September 2015-February 2016 six-month period and subsequent periods has been recorded during the year ended December 31, 2016.

Furthermore, it is stated that the resulting amounts determined as indicated in the preceding paragraph, accrue interest at the BNA lending rate for thirty-day operations from the date on which they are determined until the Customer’s account is actually credited, effect which Edenor has recorded in its financial statements.

Additionally, by Note No. 123,091 dated October 19, 2016, the ENRE set the average rate values ($/KWh) to be applied as from December 2012 for the penalties payable to the Public Administration. In accordance with the terms of the Concession Agreement, such values relate to the average sale price of energy charged to customers. Due to the fact that the amounts informed in the above-mentioned note are not in agreement with such concept, on November 1, 2016, Edenor submitted a note to the ENRE requesting the rectification of the amounts informed because they are considered erroneous. At the date of issuance of these financial statements, said Note has not been answered.

Furthermore, ENRE Resolution No. 63/17, has set out the control procedures, the service quality assessment methodologies, and the penalty system, applicable as from February 1, 2017, for the 2017 – 2021 period.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

Additionally, by means of Note No. 125,248 dated March 29, 2017, the ENRE sets the new penalty determination and adjustment mechanisms in relation to the control procedures, the service quality assessment methodologies, and the penalty system applicable as from February 1, 2017 for the 2017 – 2021 period set by ENRE Resolution No. 63/17, providing for the following:

i)         Penalty values shall be determined on the basis of the kwh value, the average electricity rate, the cost of energy not supplied or other economic parameter at the value in effect at the first day of the control period or the value in effect at the date of the penalizable event for penalties arising from specific events.

ii)       For all the events that occurred during the transition period (the period between the signing of the Adjustment Agreement and the effective date of the RTI) for which a penalty has not been imposed, penalties shall be adjusted by the IPC used by the BCRA to produce the ITCRM for the month prior to the end of the control period or that for the month prior to the date of occurrence of the penalizable event for penalties arising from specific events, until the date on which the penalty is imposed. This mechanism is also applicable to the concepts penalized after April 15, 2016 (ENRE Note No. 120,151) and until the effective date of the RTI. This adjustment will be part of the penalty principal amount.

iii)      Unpaid penalties will accrue interest at the BNA lending rate for thirty-day discount transactions from the date of the resolution to the date of actual payment, as interest on late payment. In the case of penalties relating to Customer service, the calculated amount shall be increased by 50%.

iv)     Penalties subsequent to February 1, 2017 will be valued at the Kwh value or the cost of energy not supplied of the first day of the control period or of the day on which the penalty is imposed for penalties arising from specific events. Those concepts will not be adjusted by the IPC, applying the interest on late payment established in iii) above. Moreover, an additional fine equivalent to twice the amount of the penalty will be determined if payment is not made in due time and proper form.

The impact of these new penalty determination and adjustment mechanisms has been quantified by Edenor and recognized as of December 31, 2017, which resulted in a recovery included in results of $ 41 million.

In accordance with the provisions of Sub-Appendix XVI to ENRE Resolution No. 63/17, Edenor is required to submit in a term of 60 calendar days the calculation of global indicators, interruptions for which force majeure had been alleged, the calculation of individual indicators, and will determine the related discounts, crediting the amounts thereof within 10 business days. In turn, the ENRE will examine the information submitted by Edenor, and in the event that the crediting of such discounts were not verified will impose a fine, payable to the Treasury, equivalent to twice the value that should have been recorded. At the date of these financial statements, Edenor complied with the terms of this resolution respect to the six-month period ended August 31, 2017.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.3.4.2. Penalty Adjustment:

In different resolutions concerning penalties relating to the Quality of the Commercial and Technical Service, the Regulatory Entity has provided for the application of increases and adjustments, applying for such purpose a criterion different from the one applied by the Company.

In this regard, the Company does not know the formula used for obtaining such increase; therefore, it challenged the aforementioned resolutions requesting the suspension of their effects, which are not included within the amount of the provision for penalties recognized as of December 31, 2017.

2.3.5 Law on electricity dependent patients

On May 17, 2017, Law No. 27,351 was passed, which guarantees the permanent and free of charge supply of electricity to those individuals who qualify as dependent on power for reasons of health and require medical equipment necessary to avoid risks in their lives or health. The law states that the account holder of the service or someone who lives with him/her (a cohabitant) that is registered as “Electricity dependent for reasons of health” will be exempt from the payment of any and all connection fees and will benefit from a special free of charge tariff treatment in the electric power supply service under national jurisdiction, which consists in the recognition of the entire amount of the power bill.

On July 26, 2017, the ENRE issued Resolution No. 292 stating that those discounts are to be made as from the effective date of the aforementioned law, and instructing CAMMESA to implement those discounts in its billing to distribution companies. The amounts paid by customers for the bills covered by this Resolution will be made available in the stipulated time frames.

According to Executive Order 740 of the PEN, dated September 20, 2017, the MEyM will be the Authority of Application of Law No. 27,351, whereas the Ministry of Health will be responsible for determining the conditions necessary to be met for registration with the “Registry of Electricity Dependent for Reasons of Health” and will issue the clarifying and supplementary regulations for the application thereof.

On September 25, 2017, the National Ministry of Health issued Resolution No. 1,538-E/17, which creates the Registry of Electricity Dependent for Reasons of Health (RECS), within the orbit of the National Ministry of Health, operating under the authority of the Undersecretariat for the Management of Health Care Services.

At the date of issuance of these financial statements no further regulations have been issued concerning to the resolution mentioned in the previous paragraph.

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

2.4.2.3     Natural Gas Surplus Injection Promotion Program for Companies with Reduced Injection (the “IR Program”)

In November 2013, pursuant to Resolution No. 60/13, the Committee created the IR Program covering companies with no previous production or with a 3.5 MMm3/day production cap, establishing price incentives for production increases and LNG importation penalties in case of breach of the committed volumes. Furthermore, companies benefiting from this Program and meeting the applicable conditions may request the interruption of their participation in that program and their incorporation into the current one. Resolution No. 60/13 (as amended by ES Resolution N° 22/14 and N° 139/14), established a price ranging from 4 US$/MMBTU to 7.5 US$/MMBTU, based on the highest production curve attained.

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

2.4.2.4     Program for the Encouragement of Investments in the Development of Unconventional Natural Gas Production

On March 6, 2017 MEyM Resolution No. 46-E/2017 was published, which created the Program for the Encouragement of Investments in the Development of Natural Gas Production from Unconventional Reservoirs (the “Program”) seeking to encourage investments for the production of natural gas through unconventional methods in the Neuquén basin and effective until December 31, 2021.

To join this program, an investment plan should be submitted for concessions located in the Neuquén basin producing unconventional natural gas; the program consists of the payment of a compensation to be determined on a monthly basis by multiplying the sold gas volume from the covered concessions by the difference between its minimum price and its actual price (the average volume billed by each company in the domestic market). The minimum price is US$ 7.50 per million BTU for the year 2018, and it will be later decreased by US$ 0.50 per million BTU per year until reaching US$ 6.00 per million BTU for the year 2021. The company may collect compensations under this program as from the month following the submission of the application to join the program or the month of January, 2018, whichever is later, and until December 2021, both dates inclusive. Compensations assessed as indicated above will be payable as follows: 88% to the companies joining the program, and the remaining 12% to the province where the concession covered by the program is located. Compensations will be assessed in U.S. dollars but will be payable in Argentine pesos at the exchange rate for sales operations of Banco de la Nación Argentina effective on the last business day of the month corresponding to the production subject to compensation.

On November 2, 2017 MEyM Resolution No. 419/2017 was published in the Official Gazette. This resolution amends Resolution No. 46-E/2017 and classifies concessions between pilots and in development, with initial production greater than or equal to 500,000 m3 / d per day (monthly average for the July 2016 - June 2017 period). Undeveloped concessions may obtain the minimum insured price for all of their production, as long as they have an average annual production equal to or greater than 500,000 m3 / d per day during a 12-month period before December 31, 2019. For the concessions in development, will only be able to do it for the incremental amount to the initial production. The reference price to calculate the incentive will be on the weighted average of the Argentine market, informed by the Secretary of Hydrocarbon Resources of the MEyM.

On November 17, 2017, MEyM Resolution No. 447-E/2017 was published in the Public Gazette. This resolution extends the application of the “Investment Incentive Program for the Development of Natural Gas Production from Unconventional Reservoirs”, created by Resolution No. 46/2017 and amended by Resolution 419/2017, to the production of natural gas from unconventional reservoirs in the Austral basin.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

Finally, on January 23, 2018 MEyM Resolution No. 12E/2018 was published, which introduces certain modifications to the Unconventional Gas Plan created by MEyM Resolution No. 46/17, as amended (the “Unconventional Gas Plan”), including an extension of the definition of “Covered Concessions” to include more than one concession in a single Plan provided:

(i)    they are adjacent;

(ii)   they have a jointly-applicable investment plan;

(iii)  they are operated on a joint basis through the use of substantially the same surface facilities;

(iv)  the companies making up the consortium holding such concessions have the same interest percentages in all concessions involved; and

(v) during the life of the Program, any assignment of an interest in the consortium holding any of the concessions making up the Covered Concession should be made jointly and simultaneously with the assignment of a like interest in all the concessions making up such Covered Concession.

The Company is currently analyzing several projects to submit under this call.

2.4.2.5     Natural Gas Price

As from April 2016, the National Government launched a process for the restructuring of natural gas tariffs and prices aiming to effectively comply with the provisions governing such activities. In this sense, on December 1, 2017 Resolution No. 474/2017 was published in the Public Gazette, whereby new PIST prices were established for natural gas, as well as new propane gas prices for the distribution of undiluted propane gas through grids.

Furthermore, Resolution No. 474/2017 provides for a 10% rebate in the price of natural gas through grids and undiluted propane gas through grids for all classification levels of Residential users obtaining consumption savings equal to or higher than 20% compared to the same period in 2015, as well as the rebate for Social Tariff beneficiaries.

Finally, Resolution No. 474/2017 provides for the obligation to observe the limits set out in Section 10 of Resolution No. 212/16, which established that PIST gas prices may not exceed the maximum amounts equivalent to the following percentages compared to the same billing period for the previous year:

• R1-R23 Users: 300%

• R31-R33 Users: 350%.

• R34 Users: 400%.

• SGP Users: 500%

The above-established limits on increases in the final billed amounts will apply provided the total invoiced amount exceeds $ 250.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.4.2.6      ENARGAS Resolution No. 4502/17 – Proceeding for Dispatch Administration.

On June 17, 2017, ENARGAS Resolution No. 4502/17 was published in the BO This Resolution approved the Procedure for Dispatch Administration by the Emergency Executive Committee (the “CEE”) and mainly provides for the following guidelines:

i)         An emergency may be declared by carriers, distribution service providers or ENARGAS when it is considered that the priority demand is at stake;

ii)       The carriers and/or ENARGAS will summon all CEE participants, including the loader which, based on the geographic area, may influence the resolution of the situation, as well as suppliers and direct users consuming more than 500,000 m3/day;

iii)      In case the CEE fails to agree on how to distribute the supply to satisfy the unmet priority demand, ENARGAS will make a determination taking into consideration each producer’s available quantities minus the amounts it has already committed to meet another priority demand, with a progressive allocation until matching the proportional quota of each producer in the unmet priority demand.

iv)     The information on the offer and demand will be provided by carriers and ENARGAS;

v)       Decisions by a CEE will be binding on all participants in the gas industry;

vi)     Carriers and distribution service providers will be responsible for the follow-up, control and compensation of imbalances; and

vii)    Although the goal is that imbalances should tend to zero, tolerance bands are allowable, but loaders may not accumulate negative imbalances surpassing such tolerance bands.

On January 24, 2018, ENARGAS Resolution No. 244/18 was published in the Public Gazette, which provided for the following:

•  The resetting of OBA accounts and carriers’ imbalances to zero as from January 1, 2018;

•  Carriers will have a transition period until March 31, 2018 to freely perform the necessary offsets of “OBA” accounts and imbalances recorded as of December 31, 2017. Volumes pending offsetting will be frozen until their allocation proceeding is determined;

•  Consumers which have not received a gas confirmation by a provider or the corresponding transportation service authorization will not be authorized for consumption and will be subject to the penalties set forth by the applicable provisions; and

•  Distributors anticipating that they will not be able to meet their uninterruptible/priority consumptions will declare an Emergency pursuant to ENARGAS Resolution No. 716/98.

Future decisions by this emergency committee may affect the Company’s sales revenues.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.4.2.7 Agreement for gas supply to distributors

On November 29, 2017, the Company, together with the main Argentine gas producers, executed with the MEyM the terms for the supply of natural gas to distributors aiming to establish basic conditions for the purchase of gas supply to distributors, effective from January 1, 2018 to December 31, 2018.

Producers commit to sell distributors a minimum natural gas volume to cater for their demand pursuant, which establishes the total committed minimum volume per producer and per basin. Furthermore, the main conditions applicable to the contracts to be executed between Producers and Distributors are set out.

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

On January 6, 2017, upon the failure to extend the provisions regulating this issue (Public Emergency Act No. 25,561/02, as amended and supplemented), the withholdings scheme for exports of oil and its derivatives terminated and, therefore, all applicable outstanding rights were canceled by the Customs Office.

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

2.4.3.2     Exports Promotion Program

On March 9, 2016, the Ministry of Energy and Mining passed Resolution No. 21/2016 creating a Crude Oil Surplus Exports Promotion Program once the domestic demand for Escalante crude oil from the Golfo San Jorge basin is met, effective from January 1, 2016 to December 31, 2016. The promotion payments will be made as long as the Brent oil average prices does not exceed US$ 47/barrel two days before and two days after the shipment. The compensation payable by the Argentine Government will amount to US$ 7.50 per barrel, provided the conditions detailed in such resolution are met.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.4.3.3     Argentine Hydrocarbons Industry Transition to International Price Agreement

In December 2015, after then new government assumed office, official exchange rate significantly depreciated, thus directly affecting on crude oil costs for refiners. On this regard, the Government jointly with Argentine´s producers and refiners, agreed domestic crude oil prices for 2016-year. A price of US $ 67.5 and US $ 54.9 per barrel was defined for Medanito variety and Escalante variety, respectively for the first seven months and the application of a 2%, 4%, 6%, 8% and 10% discount on the mentioned prices for the rest of the months, respectively.

On January 11, 2017, the Government and Argentine´s producers and refiners signed the Argentina Hydrocarbons Industry Transition to International Price Agreement, aiming to achieve international parity for domestic crude oil price produced and traded in Argentina during 2017.

On March 21, 2017, Executive Order No. 192/2017 created the Crude Oil and Oil Derivatives Import Operations Registry and established tariff positions for certain products subject to registration and authorization requirements.

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

As regards pump prices, during the year ended December 31, 2017, the Company has made adjustments pursuant to the Producers and Refiners Agreement promoted by the MEyM, which was adhered to by the Company and the main companies in this sector. The MEyM has informed of the suspension of the “Agreement for the Transition to International Prices” applicable to pump prices and to the cost of crude oil as a raw material effective as from October 1, 2017. Going forward, pump prices and the domestic price for crude oil barrels to be used as raw material for refining were determined based on the domestic market rules. In this sense, the Company has made adjustments in fuel prices in line with movements by its main competitors.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

On October 31, 2017, MEyM Resolution No. 415-E/2017 was published in the BO, which modifies the procedure to determine the purchase price for corn- or sugarcane-based bioethanol to be blended with gasoline for automotive use. This modification results in a decrease in the purchase costs of bioethanol, a raw material which should make up 12% of the volume of gasoline for automotive use sold in the Argentine territory.

Therefore, on November 4, 2017, the Company accompanied the measure adopted by the major market players by reducing suggested gasoline prices at gas stations, thus transferring this cost reduction to end consumers, except in the Provinces of Chubut and Santa Cruz.

2.6      Gas Transportation

2.6.1. General aspect

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

2.6.2. TGS’s Tariff situation

2.6.2.1.    Framework

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

The Public Emergency Act provided for the termination of tariff step-up clauses based on the value of the U.S. Dollar or on other countries’ price indexes, as well as all other indexation mechanisms. Furthermore, this Act established an exchange ratio of one Argentine Peso = one U.S. Dollar for tariffs and authorized the Argentine Government to renegotiate public utility contracts with licensee companies pursuant to certain criteria set out in the Act during its validity which, after several extensions, terminated on December 31, 2017.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.6.2.2.     2017 Comprehensive

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

On March 30, 2017, TGS and the Federal Government executed a new transitory agreement (the “2017 Transitory Agreement”). In this sense, ENARGAS issued Resolution No. I-4362 approving: (i) the RTI and the new tariff chart applicable to TGS; (ii) a Five-Year Investment Plan (April 2017 through March 2022) to be conducted by TGS; and (iii) a non-automatic mechanism for bi-annual updates in natural gas transportation tariffs and investment commitments. For the calculation of the adjustment will contemplate the evolution of the Wholesale Price Index published by the INDEC.

Later, on December 1, 2017, ENARGAS issued Resolution No. 120/2017 whereby, after the conduction of the public hearing, on November 14, 2017 TGS was granted an 80.8% increase on the natural gas transportation tariff and a 29.7% increase on the Access and Use Fee. These increases were granted under the 2017 Transitory Agreement so that TGS may obtain the necessary resources to execute the applicable Five-Year Investment Plan.

As a result of these transitory agreements, TGS is temporarily restrained from distributing and paying dividends until the 2017 Comprehensive Memorandum of Understanding obtains the applicable governmental approvals, with the duty to previously require the corresponding authorization by ENARGAS and duly evidence performance of the committed investments.

As of the issuance of these Financial Statements, the text of the 2017 Comprehensive Memorandum of Understanding is pending approval by the National Congress for its later ratification by the National Executive Branch.

The 2017 Comprehensive Memorandum of Understanding’s entry into effect will entail the termination of the 2017 Transitory Agreement.

Finally, on January 29, 2018, ENARGAS issued Resolution No. 247/2018 calling for a public hearing, which was held on February 20, 2018. The tariff update, which corresponds to the last stage of the tariff increase that arises from the RTI process in accordance with the provisions of Resolution 74, and the Mercedes-Cardales Gas Pipeline construction project, which will be financed through an investment factor (“k” factor), were submitted to the consideration of the public hearing.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

2.6.3. Arbitration claim

On May 8, 2015, the Secretariat of the International Court of Arbitration of the International Chamber of Commerce notified TGS of the request for arbitration brought by Pan American Energy LLC, Argentine Branch, and Pan American Sur S.A (the “plaintiffs”) for an alleged breach of three natural gas processing agreements (effective February 2006 through February 2016), which resulted in a lower allocation of the obtained products.

From April 4 to September 29, 2017, the parties filed their allegations and the Arbitration Evidentiary Hearing was held. The claimed amount is US$ 306 million as of March 15, 2017, plus interest accrued until the actual payment date. Finally, on December 15, 2017, the plaintiffs and TGS filed their Final Conclusion Pleadings. The arbitration award has not been issued as of the date hereof.

TGS considers that the claim contains inconsistencies resulting from wrongful interpretations by the plaintiffs of the rights and obligations stipulated in the agreement and an incorrect application of the agreed mechanisms for the calculation of product allocations and that, therefore, the claimed amount is inadmissible. Additionally, TGS’s external counselors understand that as of the issuance of these financial statements, and based on the allegations submitted by the defense and the evidence filed by TGS, it is more likely than unlikely that TGS’ position will be upheld in this arbitration proceeding.

2.7 Restructuring of the National Government’s interests in assets and energy sector companies

On November 1, 2017, Executive Order No. 882/2017 was published, which provides for the restructuring of the National Government’s interests in several energy sector companies and ventures to limit its participation to those works and services which may not be properly undertaken by the private sector.

This Executive Order provided as follows:

(i)  It instructed the MEyM to take the necessary steps so that EBISA should be merged through absorption into ENARSA, which corporate name will be changed to Integración Energética Argentina S.A. (“IEA”). As from the pre-merger agreement, IEA will market the energy corresponding to Argentina in all binational projects where EBISA takes part.

(ii) IEA will act as Principal in the hydroelectric power plants Condor Cliff and Barrancosa (the original names of the plants are restored). Furthermore, it will act as the generation concessionaire pursuant to Act No. 15,336. The MEyM was authorized to approve the model contract, which should provide for a mechanism (both public and competitive) for the transfer of the concession to the private sector.

(iii) IEA will act as Principal in the following works: a) Río Turbio power plant; b) Regional Centro II gas pipeline; c) Sistema Cordillerano/Patagónico gas pipeline; d) Cordillerano gas pipeline; and e) “La Costa” gas pipeline.

(iv) It instructed the MEyM to adopt the necessary measures so that IEA should sell, assign or otherwise transfer: a) Ensenada and Barragán and Brigadier López power plants (contemplating their closing to combined cycle); b) assets and interests in Manuel Belgrano II power plant; c) ENARSA’s shareholding in CITELEC.

(v) It instructed the MEyM to sell, assign or otherwise transfer:

      - MEyM’s shareholding in: a) Central Dique S.A.; b) Central Térmica Güemes c) Central Puerto S.A.; d) Centrales Térmicas Patagónicas S.A.; e) TRANSPA; and f) Dioxitek

      - the National Government’s interests in: a) TMB; b) TSM; c) Termoeléctrica Vuelta de Obligado; and d) Termoeléctrica Guillermo Brown.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 2: (Continuation)

Sales/transfers indicated in items (iv) and (v) above should follow public and competitive processes, preserving the rights stipulated in the applicable contracts and corporate documents (for example, preemptive rights).

Furthermore, the MEyM and IEA were authorized to receive in payment the LVFVDs issued pursuant to Resolution No. 406/2003 and other provisions passed by the SE for up to the maximum amounts and under the conditions to be established by the MEyM.

The applicable public bodies will take part in the valuations necessary to execute these processes, although the MEyM is authorized to hire private entities to such effect.

The bidding processes for the above-mentioned reorganization processes have not been published as of the date of these financial statements.

NOTE 3: BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with IFRS issued by IASB.

These consolidated financial statements have been approved for issue by the Board of Directors dated March 8, 2018.

Significant accounting policies adopted in the preparation of these financial statements are described in Note 4, which have been consistently applied in these financial statements.

These accounting policies have been applied consistently by all Group companies.

Comparative information

Certain reclassifications have been made to those financial statements to keep the consistency in the presentation with the amounts of the current year.

The recognition of income – provisional remedies –CAMMESA Note MEyM No. 2016-0448473, the income recognition on account of the RTI - SE Resolution No. 32/15 and the higher costs recognition - SE Resolution No. 250/13 and subsequent Notes, for a total amount of $ 1,627 million and $ 5,576 million, for 2016 and 2015, respectively, are shown under Other operating income. This reclassification impacts the Consolidated Statement of Comprehensive Income presented in comparative form.

The results of operations with non-controlling interests not representing a loss of control and reserves for stock-based compensation plans are disclosed under “Other reserves”, rather than under “Share premium and other reserves” as previously disclosed. This reclassification impacts the Statement of Financial Position and the Statement of Changes in Shareholders’ Equity presented in comparative form.

As a result of the divestments mentioned in Note 1.5, the Company has classified certain assets from Refining and Distribution and Oil and Gas segments as held for sale, classifying their results and cash flows as discontinued operations.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: ACCOUNTING POLICIES

The main accounting policies used in the preparation of these financial statements are explained below. Unless otherwise stated, these accounting policies have been consistently applied in all the years presented.

4.1    New accounting standards, amendments and interpretations issued by the IASB effective as of December 31, 2017 and adopted by the Company

The Group has applied the following standards and/or amendments for the first time for their annual reporting period commencing January 1, 2017

- Amendments to IAS 7 "Statement of cash flows",

- Amendments to IAS 12 “Income taxes”, y

- Amendments to IFRS 12 “Disclosures of interests in other entities” (within improvements to IFRSs – 2014-2016 Cycle)

The adoption of these modifications did not have any impact on the Company’s operating results or financial position.

Additional information is disclosed in Notes 6 and 20 as a result of the application of disclosure requirements on changes in liabilities arising from financing activities and the clarification of the scope of the standard related to entity’s interest classified as held for sale in accordance with IFRS 5 was considered in Note 1, as a result, summarised financial information was not disclosed as it is not required.

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

The Company will elect to apply IFRS 15 only to contracts that are not completed at the date of initial application, recognizing the cumulative effect of the application as an adjustment to the opening balance of retained earnings as of January 1, 2018.

Management has assessed the effects of applying IFRS 15 on the group’s financial statements regarding not completed contracts as of January 1, 2018. As a result of this assessment, the Company has not identified any differences associated with performance obligations identification or price allocation methodology which could affect the timing of future revenue recognition forward.

Finally, no contract assets or contract liabilities to be separately presented under IFRS 15 have been identified.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

- IFRS 9 “Financial Instruments”: was amended in July 2014. This amended version covers all the phases of the IASB project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. These phases are the classification and measurement of instruments, impairment and hedging. This version adds a new impairment model based on expected losses and some minor modifications to the classification and measurement of financial assets. This new version supersedes all previous versions of IFRS 9 and is effective for periods starting as from January 1, 2018. The Company has adopted the first phase of IFRS 9 as of the transition date.

The Company will apply IFRS 9 amended retrospectively from January 1, 2018 with the practical expedients permitted under the standard, and comparative periods will not be restated.

Pampa has reviewed its financial assets currently measured and classified at fair value through profit and loss or at amortized cost and has concluded that satisfy conditions to maintain classification; hence, IFRS 9’s modifications are not expected to affect the classification and measurement of financial assets.

Regarding the new hedge accounting model which, in general terms, allows more hedge relationships might be eligible for hedge accounting, in order to align the accounting with the related risk management practices, Pampa has not opted for the designation of any hedge relationships as of the issuance of these financial statements and it does not expect to make such designation; consequently, it does not expect any modifications resulting from the application of IFRS 9.

As regards the new impairment model based on expected credit losses rather than incurred credit losses, based on the assessments conducted as of the issuance of these financial statements, Pampa expects an approximate 13% increase in the allowances for trade receivables and for other receivables.

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

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

- IFRIC 22 “Foreign Currency Transactions and Advance Consideration”: issued in December 2016. The interpretation addresses how to determine the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income related to an entity that has received or paid an advance consideration in a foreign currency. The date of the transaction is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. It is effective for annual periods beginning on January 1, 2018. The Company estimates that this interpretation will not have an impact on the Company’s operating results or financial position.

- Improvements to IFRSs – 2014-2016 Cycle: amendments issued in December 2016 that are effective for periods beginning on or after January 1, 2018. The Company estimates that these amendments will not have an impact on the Company’s operating results or financial position.

- IFRS 17 "Insurance contracts": issued in May 2017. Replaces IFRS 4, which was brought in as an interim standard in 2004 establishing the dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 establishes the principles for recognition, measurement, presentation and disclosure related to insurance contracts and shall by applied for annual reporting periods beginning on or after January 1, 2021, early application for entities that apply IFRS 9 and IFRS 15 is permitted. The Company is analyzing the impact of the application of IFRS 17, however, it estimates that it will not have any impact on the Company’s results of operations or financial position.

- IFRIC 23 "Uncertainty over Income Tax Treatments": issued in June 2017. Clarifies how to apply IAS 12 when there is uncertainty over income tax treatments to determine income tax. According to the interpretation, an entity shall reflect the effect of the uncertain tax treatment by using the method that better predicts the resolution of the uncertainty, either through the most likely amount method or the expected value method. Additionally, an entity shall assume that the taxation authority will examine the amounts and has full knowledge of all related information in assessing an uncertain tax treatment in the determination of income tax. The interpretation shall apply for annual reporting periods beginning on or after January 1, 2019, early application is permitted. The Company is analyzing the impact of the application of IFRIC 23, however, it estimates that it will not have any material impact on the Company’s results of operations or financial position.

- IFRS 9 "Financial instruments": application guidance modified in October 2017, in relation to the classification of financial assets in the case of contractual terms that change the timing or amount of contractual cash flows to determine whether the cash flows that could arise due to that contractual term are solely payments of principal and interest on the principal amount. It is effective for annual periods beginning on or after January 1, 2019, early adoption is permitted. The Company is analyzing the impact of its application, however, it estimates that it will not have any impact on the Company´s results of operations or financial position.

- IAS 28 "Investments in associates and joint ventures": amended in October 2017. Clarifies IFRS 9 applies to other financial instruments in an associate or joint venture to which the equity method is not applied. It is applicable to annual periods beginning on or after January 1, 2019, early adoption is permitted. The Company is analyzing the impact of its application, however, it estimates that it will not any impact on the Company’s results of operations or financial position.

- Improvements to IFRSs – 2015-2017 Cycle: amendments issued in December 2017 that are effective for periods beginning on or after January 1, 2019. The Company estimates that these amendments will not have an impact on the Company’s operating results or financial position.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

4.3    Principles of consolidation and equity accounting

4.3.1 Subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the group (see Note 4.3.5 below).

Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Since the functional currency of some subsidiaries is different from the functional currency of the Company, exchange gains or losses arise from intercompany operations. Those exchange results are included in “Financial results” in the Consolidated Statement of Comprehensive Income.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Financial Position respectively.

4.3.2 Associates

Associates are all entities over which the group has significant influence but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting (see Note 4.3.4 below), after initially being recognized at cost.

4.3.3. Joint arrangements

Under IFRS 11 “Joint Arrangements” investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. The Company has both joint operations and joint ventures.

Joint operations

The Company recognizes its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues and expenses. These have been incorporated in the financial statements under the appropriate headings.

Joint ventures

Interests in joint ventures are accounted for using the equity method (see Note 4.3.4 below), after initially being recognized at cost in the Consolidated Statement of Financial Position.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

4.3.4. Equity Method

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

When the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, together with any long-term interests that, in substance, form part of the net investment, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealized gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity accounted investees have been changed where necessary to ensure consistency with the policies adopted by the group.

The carrying amount of equity accounted investments is tested for impairment in accordance with the policy described below in Note 4.8.

4.3.5 Business combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisitions comprises:

i)               the fair value of the transferred assets,

ii)             the liabilities incurred to the former owners of the acquired business,

iii)           the equity interests issued by the group,

iv)          the fair value of any asset or liability resulting from a contingent consideration arrangement, and

v)            the fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The group recognises any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Acquisition-related costs are expensed as incurred. The value of the goodwill represents the excess of:The excess of i) the consideration transferred, ii) the amount of any non-controlling interest in the acquired entity, and iii) the acquisition-date fair value of any previous equity interest in the acquired entity, over the fair value of the net identifiable assets acquired is recorded as goodwill. If the fair value of the net identifiable assets of the business acquired exceeds those amounts, the gain on bargain purchase is recognised directly in profit or loss.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognised in profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognised in profit or loss. The Group has up to 12 months to finalize the accounting for a business combination. Where the accounting for a business combination is not complete by the end of the year in which the business combination occurred, the Group reports provisional amounts.

4.3.6. Changes in ownership interests

The group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in “Other reserves” within equity attributable to owners of the Company.

When the Group ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

If the ownership interest in a joint venture or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit or loss where appropriate.

4.4    Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Executive committee.

The Executive committee, is the highest decision-making authority, is the person responsible for allocating resources and setting the performance of the entity’s operating segments, and has been identified as the person/ body executing the Company’s strategic decisions.

In segmentation the Company considers transactions with third parties and intercompany operations, which are done on internal transfer pricing based on market prices for each product.

In the aggregation of segments, the Company has primarily considered the nature of the regulatory framework of the Energy Industry in Argentina and product integration in the Company’s production process.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

4.5    Property, plant and equipment

Property, Plant and Equipment is measured following the cost model. It is recognized at cost less depreciation a less any accumulated impairment.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

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

The depreciation methods and periods used by the group are described below.

Assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each year. An asset’s carrying amount is written down immediately to its recoverable amount if the asset´s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

4.5.1          Depreciation methods and usefull lives

The group depreciates productive wells, machinery and camps in the oil and gas production areas according to the units of production method, by applying the ratio of oil and gas produced to estimated proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Acquisition costs related to properties with unproved reserves is valued at cost with recoverability periodically assessed on the basis of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.

Machinery and generation equipment (including any significant identifiable component) are depreciated under the unit of production method.

The group´s remaining items of property, plant and equipment (including any significant identifiable component) are depreciated by the straight-line method based on estimated useful lives, as detailed below:

Buildings:	50 years
Substations:	35 years
High voltage lines:	40 - 45 years
Medium voltage lines:	35 - 45 years
Low voltage lines:	30 - 40 years
Transformer centrals:	25 - 35 years
Meters:	25 years
Vehicles:	5 years
Furniture, fittings and communication equipment:	5- 20 years
Computer equipment and software:	3 years
Tools:	10 years
Gas Plant and Pipeline:	20 years

The depreciation method is reviewed, and adjusted if appropriate, at the end of each year.

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

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

4.8    Impairment of non-financial assets

Intangible assets that have an indefinite useful life and goodwill are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset´s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset´s fair value less costs of disposal and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows which are largely independent of the cash inflows from other assets or groups of assets (cash generating units or CGUs). Non-financial assets, other than goodwill, that have been impaired are reviewed for possible reversal of the impairment at the end of each reporting period.

4.9    Foreign currency translation

4.9.1 Functional and presentation currency

Information included in the financial statements is measured in the functional and presentation currency of the Company, which is the currency of the primary economic environment in which the entity operates. The functional currency is Argentine peso, which is the Group’s presentation currency.

IAS 29 "Financial reporting in hyperinflationary economies" requires for financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on a historical cost approach or a current cost approach, to be stated in terms of the measuring unit current at the end of the reporting year. In general terms, by applying to non-monetary items the change in a general price index from the date of acquisition or the date of revaluation, as appropriate, to the end of the reporting period. In order to conclude about the existence of a hyperinflationary economy, the standard mentions certain indications to consider including a cumulative rate of inflation in three years that approaches or exceeds 100%. Despite the high inflation rates in Argentina in recent years, considering that the INDEC WPI official publication was suspended from November to December 2015; the existence of other qualitative and quantitative indicators, such as the program established by the Argentine Central Bank to foster monetary stability aiming to induce a systematic and sustainable low inflation rate; and that the market has evidenced a downard trend in inflation rates during 2017, there is not enough evidence to conclude Argentina qualifies as a hyperinflationary economy pursuant to the criteria set forth in IAS 29 and accordingly, we have not restated financial information.

Although the conditions necessary to qualify Argentine economy as hyperinflationary in accordance with the provisions of IAS 29 have not been met, and considering professional and regulatory limitations for the preparation of adjusted financial statements as of December 31, 2017, certain macroeconomic variables affecting the Company's business, such as wage costs and purchase prices, have experienced significant annual variations, and as a result should be considered in the evaluation and interpretation of the financial position and results presented by the Company in these financial statements.

4.9.2 Transaction and balances

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

4.9.3 Group companies

Results and financial position of subsidiaries and associates that have a different functional currency from the presentation currency are translated into the presentation currency as follows:

-        assets and liabilities are translated using the closing exchange rate;

-        gains and losses are translated using the exchange rates prevailing at the date of the transactions.

The results from the remeasurement process into the functional currency are recorded in line “Financial results” of the Consolidated Statement of Income.

The results from the remeasurement process into the functional currency to presentation currency transactions are recognized in “Other Comprehensive Income”. When an investment is sold or disposed of, in whole or in part, the related differences are recognized in the Consolidated Statement of Income as part of the gain/loss on the sale or disposal.

4.10            . Financial assets

4.10.1       Classification

4.10.1.1 Financial assets at amortized cost

Financial assets are classified and measured at amortized cost only if the following criteria have been met:

 i.           the objective of the Group’s business model is to hold the asset to collect the contractual cash flows;

ii.          the contractual terms, on specified dates, have cash flows that are solely payments of principal and interest on the outstanding principal.

4.10.1.2 Financial assets at fair value

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

4.10.2 Recognition and measurement

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

4.10.3 Impairment of financial assets

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

4.10.4 Offsetting of financial instruments

Financial assets and liabilities are offset, and the net amount reported in the consolidated statements of financial position, when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

4.11             Income recognition

Interest income

Interest income is recognized using the effective interest method. When a receivable is impaired, the group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.

Dividends

Dividend on interests that are not accounted for using the equity method are recognized as revenue when the right to receive payment has been established. This applies even if they are paid out of pre-acquisition profits. However, the investment may need to be tested for impairment as a consequence.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

4.12             Trade and other receivables

Trade receivables and other receivables are recognized at fair value and subsequently measured at amortized cost, using the effective interest method, less provision for impairment, if applicable.

A loss allowance is recognized when there is objective evidence that the Company will not be able to collect its receivables at their original maturities or for the full amount, based on the evaluation of different factors, including significant customer’s financial difficulties, breach of contractual clauses, customer´s credit risk, historical trends and other relevant information.

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

The amounts thus determined are net of an allowance for the impairment of receivables. Any debt arising from the bills for electricity consumption that remain unpaid 7 working days after their due dates for small-demand (tariff 1) customers and 7 working days after due date for medium and large-demand (tariff 2 and 3) customers is considered a delinquent balance. The uncollectibility rate is determined per customer category based on the historical comparison of collections made and delinquent balances of each customer group.

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

4.13             Derivative financial instruments

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

The Company partially hedges its exchange rate risk mainly through the execution of forward contracts denominated in U.S. dollars. However, the Company has not formally designated privately negotiated derivatives as hedging instruments. Therefore, changes in their value are disclosed in “Foreign currency exchange difference”, under “Other financial results”.

4.14             Inventories

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

The Company has classified materials and spare parts into current and non-current, depending on the timing in which they are expected to be used for replacement or improvement on existing assets. The portion of materials and spare parts for maintenance or improvements on existing assets, is exposed under the heading “Property, plant and equipment”.

4.15  Non-current assets (or disposal group) held for sale and discontinued operations

Non-current assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except deferred tax assets, assets arising from employee benefits, financial assets and investment property that are carried at fair value and contractual rights frominsurance contracts, which are specifically exempt from this requirement.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

An impairment loss is recognised for any initial or subsequent write-down of the asset (or disposal group) until fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised. The gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition

Non-current assets (including those that are part of a disposal group) are not depreciated or amortized while they be classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.

Non-current assets classified group of assets classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet. These assets and liabilities are not offset.

If it is a discontinued operation, that is, an item which has been disposed of or classified as held for sale; and (i) it represents a significant business line or geographic area which may be considered separate from the rest; (ii) it is part of a single coordinated plan to dispose of a significant business line or operating geographic area which may be deemed separate from the rest; or (iii) it is a subsidiary entity acquired solely for the purpose of reselling it; a single amount is disclosed in the statement of comprehensive income, which shows results of discontinued operations, net of tax, including the result for the valuation at fair value less cost of sales or asset disposal costs, if applicable.

4.16  Cash and cash equivalents

For the purpose of presentation in the Consolidated Statement of Cash Flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. If any, bank overdrafts are shown within borrowings in current liabilities in the Consolidated Statement of Financial Position and there are not disclosed under Cash and cash equivalents in the Consolidated Statement of Cash Flows since they are not part of the Company’s cash management.

4.17            Shareholder´s equity

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

b.     Share premium

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

e.     Other reserves

It includes the result of operations with non-controlling interest that do not result in a loss of control and reserves for stock compensation plans.

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

h.     Dividends distribution

Dividend distribution to Company shareholders is recognized as a liability in the consolidated financial statements in the year in which the dividends are approved by the Shareholders' Meeting. The distribution of dividends is made based on the Company’s Stand-Alone Financial Statements.

4.18             Compensation plans

Note 45 details the conditions applicable to the different compensation agreements, the payment conditions, and the main variables considered in the corresponding valuation model.

The following guidelines under IFRS 2 have been taken into consideration for the registration of stock-based compensations:

- Compensations payable in cash:

i)      Compensation agreements – Senior Management: the reasonable value of the received services is measured through a share appreciation estimate using the Black-Scholes-Merton valuation model. The fair value of the amount payable under the compensation agreements is accrued and acknowledged as an expense, with the corresponding increase in liabilities. Liabilities are revalued on each balance sheet date. Any change in the fair value of liabilities is disclosed under profit or loss.

ii)     Company Value Sharing (“Company-Value Compensation”) - PEPASA: the Black-Scholes-Merton financial valuation model was used to make this estimate, taking into consideration the enforceability of the remuneration. The fair value of the amount payable for the compensation plan is accrued and acknowledged as an expense, with the recognition of an increase in liabilities. Liabilities are revalued on each balance sheet date and at their settlement date. Any change in the fair value of liabilities is disclosed under profit or loss.

- Compensations payable in shares

i)      Stock-based Compensation Plan – Officers and other key staff: the fair value of the received services is measured at the fair value of shares at the time of granting, and is disclosed during the vesting period, together with the corresponding increase in equity.

ii)     Stock-based Compensation Plan -Edenor: The fair value of the services received is disclosed as an expense and determined by reference to the fair value of the granted shares and charged to profit or loss in the vesting period, or immediately if vested at the grant date.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

On the other hand, PEPASA granted to certain officers an Annual Variable Compensation for the performance of technical and administrative duties amounting to 7% of the EBDA accrued (EBITDA less paid income tax, less total net financial costs, less interest on its own capital, considering an annual 10% dollar-denominated rate) of PEPASA

The Company recognizes a provision (liability) and an expense for this EBDA Compensation based on the previously mentioned formula.

4.19            Trade payables and other payables

Trade payables and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, except for particular matters described below.

4.19.1 Customer guarantees

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

4.19.2 Customer refundable contributions

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

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

4.19.3 Particular matters

The recorded liabilities for the debts with the FOTAE, the penalties accrued, whether imposed or not yet issued by the ENRE (Note 2.3), and other provisions are the best estimate of the settlement value of the present obligation in the framework of IAS 37 provisions at the date of these financial statements.

The balances of ENRE Penalties and Discounts are adjusted in accordance with the regulatory framework applicable thereto and are based on Edenor’s estimate of the outcome of the RTI process described in Note 2.3, whereas the balances of the loans for consumption (mutuums) are adjusted by a rate equivalent to the monthly average yield obtained by CAMMESA from its short-term investments.

4.20             Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings, using the effective interest method.

Borrowings are removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss as other income or finance costs.

Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

Borrowing costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

Other borrowing costs are expensed in the period in which they are incurred.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

4.21            Deferred revenues

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

4.22             Employee benefits

4.22.1 Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current salaries and social security payable in the consolidated statement of financial position.

4.22.2 Defined benefit plans

Labor costs liabilities are accrued in the periods in which the employees provide the services that trigger the consideration.

The cost of defined contribution plans is periodically recognized in accordance with the contributions made by the Company.

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

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

4.23             Provisions and contingent liabilities

Provisions are recognized when the group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle that obligation, and the amount can be reliably estimated. Provisions are not recognised for future operating losses.

Provisions are measured at the present value of the expenditures expected to be required to settle the present obligation, taking into account the best available information as of the date of the financial statements based on assumptions and methods considered appropriate and taking into account the opinion of each Company’s legal advisors. As additional information becomes available to the Company, estimates are revised and adjusted periodically. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as other financial results.

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

4.24             Revenue

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of discount and amounts collected on behalf of third parties.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities. The group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

The revenue recognition criteria of the main activities of the Company include:

i.        From the power generation activity: there are recognized as accrued comprising energy made available and generated energy.

ii.       From the electricity distribution activity: there are recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes both the electricity supplied, whether billed or unbilled at the end of each year, which has been valued on the basis of applicable tariffs.

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

The Company performs diesel oil and gasoline sale transactions with other refining companies in different geographical areas to optimize the logistics chain. These transactions are disclosed on a net basis in the Consolidated statement of Comprehensive income (loss).

Finally, the Company provides the service of hydrocarbon operation and production in exchange for a participation in the production of the hydrocarbon areas.

4.25             Other Income – Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. There are no unfulfilled conditions or other contingencies attaching to the following grants. The group did not benefit directly from any other forms of government assistance.

4.25.1 Recognition of higher cost

The recognition of higher costs not transferred to the tariff, as well as the recognition established by SE Resolution No. 32/15 and the recognition of income due to the effect of the precautionary measures of the Municipalities of Pilar and La Matanza (Note 2.3) fall within the scope of IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance” as they imply a compensation to cover the expenses and afford the investments associated with the normal provision of the public service, object of the concession.

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

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 4: (Continuation)

Such concepts have been disclosed in the “Income recognition on account of the RTI – SE Resolution No. 32/15”,  “Higher Costs Recognition - SE Resolution 250/13 and subsequent Notes” and “Recognition of income provisional measures MEyM Note N° 2016-04484723” line items under Other operating income in the Consolidated Statement of Comprehensive Income, recognizing the related tax effects.

4.25.2 Recognition of compensation for injection of surplus gas

The recognition of income for the injection of surplus gas is covered by IAS 20 since it involves a compensation as a result of the production increase committed. This item has been disclosed under Compensation for Surplus Gas Injection, under Other operating income, in the Consolidated Statement of Comprehensive Income (loss). Furthermore, fiscal costs related to the program has been disclosed under Extraordinary Canon, under Other operating expenses, in the Consolidated Statement of Comprehensive Income (loss).

4.26             Income tax and minimun notional income tax

4.26.1 Current and deferred income tax

The tax expenses for the year include current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

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

Income tax rates prevailing at year-end in Argentina (see Note 48), Venezuela, Ecuador, Bolivia, Spain and Uruguay are 35%, 50%, 22%, 25%, 25% and 25%, respectively. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is levied with a 12.5% withholding income tax.

4.26.2 Minimum notional income tax

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

4.27  Leases

Leases of property, plant and equipment where the Group, as lessor, has transferred all the risks and rewards of ownership are classified as finance leases (Note 39.2). Finance leases are recognized at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental rights, net of finance charges, are included in other current and non-current receivables. Each lease payment received is allocated between the receivable and finance income. The finance income is charged to the profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the receivable for each period. The property, plant and equipment leased under finance leases is derecognized if there is reasonable certainty that the Group will assign ownership at the end of the lease term.

Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases (Note 39.1.a). Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease.

Lease income from operating leases where the Group is a lessor is recognised in income on a straight-line basis over the lease term (Note 39.1.b). The respective leased assets are included in the Consolidated Statement of Financial Position based on their nature.

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

The value in use of each CGU is estimated on the basis of the present value of future net cash flows that these units will generate. The Company Management uses approved budgets up to one year as the base for cash flow projections that are latter extrapolated into a term consistent with the assets’ remaining useful life, taking into consideration the appropriate discount rates. Discount rates used to discount future net cash flows is WACC, for each asset or CGU a specific WACC was determined which considered the business segment and the country conditions where the operations are performed. In order to calculate the fair value less the costs to sale, the Company Management uses the estimated value of the future cash flows that a market participant could generate from the appropriate CGU, and deducts the necessary costs to carry out the sale of the corresponding CGU.

The Company Management is required to make judgments at the moment of the future cash flow estimation. The actual cash flows and the values may differ significantly from the expected future cash flows and the related values obtained through discount techniques.

5.1.1 Impairment of property, plant and equipment and intangible assets associated with the subsidiary Edenor

As of December 31, 2011, the Company has recorded impairment losses for property, plant and equipment and intangible assets associated with its investment in Edenor resulting from the assessment of their recoverable value. Depreciation losses totaled up $ 648 million before income tax.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 5: (Continuation)

As of the date of issuance of these financial statements, Pampa has assessed all factors included in IAS 36 and considers that the effective implementation of the comprehensive tariff review process that implied increases in the applicable rates by Edenor during 2017 represents an indication that the impairment losses recognized in prior years may no longer exist. For this reason, Edenor has prepared its projections for the sole purpose of analyzing the recoverability of the impairment recorded by the Company

Cash flows are prepared on the basis of estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, measured as the value in use, among which the following can be noted: (i) nature, opportunity and modality of electricity rate increases and/or cost adjustment recognition; (ii) demand for electricity projections; (iii) evolution of the costs to be incurred; (iv) investment needs in accordance with the service quality levels required by the regulatory authority, and (v) macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates.

Edenor has elaborated its projections as from the implementation of ENRE Resolution No. 63/17, which established the new tariff schemes applicable as from February 1, 2017, that fixed Edenor's remuneration and the tariff adjustment mechanism for the next 5 years (Note 2.3). Given that the main variable is the electricity rate, and such rate is supported by the approved electricity rate schedule, Edenor has prepared only one scenario, considering the most pessimistic situation when estimating the variables with greater impact (Resolution of regulatory matters) and its best estimate for the other variables with lower incidence.

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

            iii.      Electricity demand growth: 3% per year;

           iv.      Development of costs to be incurred: mainly based on the expected level of inflation;

             v.      Investments for infrastructure maintenance: in accordance with the service quality levels required by the regulator in the RTI;

           vi.      Inflation rate;

          vii.      Exchange rate.

        viii.      The discount rate (WACC) in pesos varies for each year of the projection. For the first 5 years, the average of these rates is 23%.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 5: (Continuation)

As a result of the gradual restructuring of Edenor's economic-financial situation detailed in Note 41, the Company has reversed the impairment losses recognized in previous years and has recorded a gain of $ 461 million in property, plant and equipment net of depreciation expense and a gain of $ 82 million in intangible assets, net of depreciation expense, before income tax.

5.1.2 Impairment of goodwill

As a result of the acquisition of PPSL, the Company has recognized a goodwill of $ 994 million that has been allocated, for the purpose of impairment testing, to the oil and gas business segment regarding future synergies of combined business and assembled workforce.

For the purpose to determine the value in use of the segment, the Company prepared the cash flows on the basis of estimates concerning proved oil and gas reserves (developed and to be developed) and probable reserves, according to the reports of oil and gas reserves prepared by the Company and the projection period was determined based on the end of the respective concession contracts. In addition, the Company has made estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which are: (i) reserve levels and production; (ii) sales price evolution; (iii) operating costs evolution; (iv) investment needs and; (V) macroeconomic variables such as inflation rates, foreign currency exchange rate. The WACC discount rate in U.S. dollars used amounted to 10.8%

As a result of the oil and gas business segment impairment test, the Company concluded that the assets in the oil and gas segment, considered as a whole do not exceed the recoverable value, measured as the value in use as of December 31, 2017.

5.2 Current and deferred Income tax / Minimum notional income tax

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

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 5: (Continuation)

As a result of the recoverability analysis performed, as of December 31, 2016, the Company and certain subsidiaries have derecognized the liability related to the application of the provisions of the “Hermitage” decision to the determination of the minimum notional income tax liability. This has been applied to all periods in which the Company had evidenced tax losses, and resulted in the recognition of income for $ 123 and $ 88 million disclosed under the lines “Income tax and minimum notional income tax” and “Financial expense” within the Consolidated Statement of Comprehensive of Income / (Loss), respectively, as the tax credit had not been previously recognized.

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

Additionally, the Company has recognized an income of $ 23 million for the recognition of the tax credit for minimum notional income tax paid in previous years. The Company considers it is probable that it will generate future taxable income to use this tax credits within the statutory limitation period, as a result of corporate reorganizations described.

5.3 Contingencies

The Company is subject to various claims, lawsuits and other legal proceedings that arise during the ordinary course of its business. The Company’s liabilities with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, the Company reviews the status of each contingency and assesses potential financial liability, applying the criteria indicated in Note 4.24, for which elaborates the estimates mainly with the assistance of legal advisors, based on information available to the Management at financial statements date, and taking into account our litigation and resolution/settlement strategies.

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

The allowance for doubtful accounts is assessed based on the historical level of both the balances written off as an expense and the default balances. In the case of the distribution of energy segment, a delinquent balance comprises all such debt arising from the bills for electricity consumption that remain unpaid 7 working days after their due dates for small-demand (tariff 1) customers, for medium and large-demand (tariff 2 and 3) customers. Edenor´s Management records an allowance applying an uncollectibility rate for each customer category, based on the historical comparison of collections made against the default balances of each customer category.

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

5.6 Actuarial assumptions in defined benefit plans

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

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 5: (Continuation)

5.7 ENRE Penalties and discounts

Edenor considers its applicable accounting policy for the recognition of ENRE penalties and discounts critical because it depends on penalizable events, which are valued on the basis of management best estimate of the expenditure required to settle the present obligation at the date of these financial statements. The balances of ENRE penalties and discounts are adjusted in accordance with the regulatory framework applicable thereto and have been estimated based on Edenor’s estimate of the outcome of the RTI process described in Note 2.3.

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

The Company uses the information obtained from the calculation of reserves in the determination of depreciation of assets used in the areas of oil and gas, as well as assessing the recoverability of these assets (Notes 4.7 and 4.8).

5.10 Environmental remediation

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

6.1.1 Market risks

Foreign exchange risk

The Company’s financial situation and the results of its operations are sensitive to variations in the exchange rate between the Argentine peso and other currencies, primarily with respect to U.S. dollar. In some cases, the Company may use derivative financial instruments to mitigate associated exchange rate risks.

The Company collects a meaningful portion of its revenues in Argentine pesos pursuant to prices which are indexed to the U.S. dollar, mainly revenues resulting from: i) the sale of energy (Supply Agreements under ES Resolution No. 220/07, Energy Plus contracts and generators’ revenues under ES Resolution No. 19-E/17) and ii) the sale of gas and crude oil.

Furthermore, a significant portion of the Company’s financial debt (approximately 85%) is denominated in U.S. dollars, against a 66% at the closing of the previous fiscal year. It should be pointed out that this increase is mainly due to the issuance of Class 1 Corporate Bonds during January 2017.

Additionally, the Company has made several investment commitments, mainly projects to increase its thermal generation capacity and projects for the generation of energy from renewable sources, most of which are denominated in foreign currency, which exposes the Company to a risk of loss resulting from the devaluation of the Argentine peso.

In the Distribution segment, the subsidiary Edenor collects revenues in pesos pursuant to regulated tariffs which are not indexed to the U.S. dollar, whereas a significant portion of its existing financial debt is denominated in that currency, which exposes the Company to a risk of loss resulting from a devaluation of the Argentine peso. Edenor can manage this risk through the execution of forward contracts denominated in foreign currency. As of the end of 2017 year, Edenor has not hedged its exposure to the US dollar. Edenor does not currently hedge its exposure to currency risk. Therefore, any devaluation of the peso could significantly increase its debt service burden, which, in turn, could have a substantial adverse effect on its financial and cash position (including its ability to repay its Corporate Notes) and the results of its operations.

During 2017, U.S. Dollar currency appreciated by approximately 18%.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

The following table shows the Company’s exposure to the exchange rate risk for financial assets and liabilities denominated in a currency different from the Company’s functional currency.

	Type	Amount of foreign currency	Exchange rate (1)	Total 12.31.2017	Total 12.31.2016

ASSETS

NON CURRENT ASSETS
Financial instruments
Financial assets at amortized cost
Third parties	US$	-	-	-	1
Other receivables
Related parties	US$	42.4	18.599	789	733
Third parties	US$	62.7	18.549	1,163	934
Financial assets at fair value through profit and loss
Third parties	US$	-	-	-	513
Total non current assets				1,952	2,181

CURRENT ASSETS

Financial instruments
Financial assets at fair value through profit and loss
Third parties	US$	263.0	18.549	4,879	678
Derivative financial instruments
Third parties	US$	0.2	18.549	4	-
Trade and other receivables
Related parties	US$	10.2	18.599	189	106
Third parties	US$	246.0	18.549	4,563	4,464
	EUR	-	-	-	1
	VEF	-	-	-	2

Cash and cash equivalents	US$	21.8	18.549	404	1,087
	EUR	0.3	22.283	7	2
Total current assets				10,046	6,340
Non Financial instruments
Non current assets classified as held for sale	US$	39.0	18.549	723	19
Total assets				12,721	8,540

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

	Type	Amount of foreign currency	Exchange rate (1)	Total 12.31.2017	Total 12.31.2016

LIABILITIES

NON CURRENT LIABILITIES

Financial instruments
Trade and other payables
Third parties	US$	6.7	18.649	125	-
Borrowings
Related parties	US$	0.8	18.599	14	16
Third parties	US$	1,737.5	18.649	32,403	11,737

Non financial instruments
Provisions
Related parties	US$	-	-	-	366
Third parties	US$	89.1	18.649	1,662	2,378
Total non current liabilities				34,204	14,497

CURRENT LIABILITIES

Financial instruments
Trade and other payables
Related parties	US$	2.2	18.599	40	95
Third parties	US$	249.4	18.649	4,651	3,447
	EUR	22.4	22.450	502	57
	CHF	0.6	19.168	12	-
	SEK	21.0	2.280	48	6
	VEF	-	-	-	5
Borrowings
Third parties	US$	213.4	18.649	3,979	5,398

Non financial instruments
Salaries and social security payable
Third parties	US$	0.1	18.649	3	1
Taxes payables
Third parties	US$	1.0	18.649	19	11
Provisions
Related parties	US$	21.3	18.599	396	394
Third parties	US$	15.0	18.649	280	307
Total current liabilities				9,930	9,721
Liabilities associated to assets classified as held for sale	US$	68.9	18.649	1,285	-
Total liabilities				45,419	24,218
Net Position Liability				(32,698)	(15,678)

 (1) The exchange rates correspond to December 31, 2017 released by the National Bank of Argentine for U.S. dollars (US$), euros (EUR), Swiss francs (CHF) and Norwegian kroner (SEK). For balances with related parties, the Exchange rate used is the average.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

The Company estimates that provided all other variables remain constant, a 10% revaluation/(devaluation) of U.S.Dollar as compared to the Argentine peso would generate in absolute values an increase or decrease of $ 3,215 million and $ 1,647 million in the 2017 and 2016 fiscal years, respectively. The Group´s exposure to other foreign currency movements is not material.

Price risk

The Company’s financial instruments are not significantly exposed to hydrocarbon international price risks on account of the current regulatory, economic, governmental and other policies in force, gas domestic prices are not directly affected in the short-term due to variations in the international market.

Additionally, the Company’s investments in financial assets classified as “at fair value through profit or loss” are sensitive to the risk of changes in the market prices resulting from uncertainties as to the future value of such financial assets.

The Company estimates that provided all other variables remain constant, a 10% revaluation/(devaluation) of each market price would generate the following increase/(decrease) in the fiscal year’s income/(loss) in relation to financial assets at fair value through profit and loss detailed in Note 12 to these financial statements:

	Increase (decrease) of the result for the year
Financial assets	12.31.2017	12.31.2016
Shares	15	15
Government securities	502	158
Investment funds	959	319
Corporate bonds	-	1
Variation of the result of the year	1,476	493

Cash flow and fair value interest rate risk

The management of the interest rate risk seeks to reduce financial costs and limit the Company’s exposure to interest rate increases.

Indebtedness at variable rates exposes the Company to the interest rate risk on its cash flows due to the possible volatility they may experience, as it happened from 2014 to 2016. Indebtedness at fixed rates exposes the Company to the interest rate risk on the fair value of its liabilities, since they may be considerably higher than variable rates. As of December 31, 2017, approximately 13.7% of the indebtedness was subject to variable interest rates, mainly denominated in pesos at the Private Badlar rate plus an applicable margin. Approximately 63% of the indebtedness at variable rates is denominated in pesos. The rest of the Company’s indebtedness subject to variable interest rates is denominated in U.S. dollar, based on Libor rate plus an applicable margin.

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

In the fiscal years ended December 31, 2017 and 2016, the Company did not use derivative financial instruments to mitigate risks associated with fluctuations in interest rates.

The following chart shows the breakdown of the Company’s borrowings classified by interest rate and the currency in which they are denominated:

	12.31.2017	12.31.2016
Fixed interest rate:
Argentinian pesos	2,270	2,729
U.S dollar	33,769	14,305
Subtotal loans granted at a fixed interest rate	36,039	17,034

Floating interest rates:
Argentinian pesos	3,603	5,808
U.S dollar	2,108	2,479
Subtotal loans granted at a floating interest rate	5,711	8,287

Non-interest accrual
U.S dollar	697	284
Argentinian pesos	519	367
Subtotal non-interest accrual	1,216	651
Total borrowings	42,966	25,972

Based on the conducted simulations, and provided all other variables remain constant, a 10% increase/decrease in variable interest rates would generate the following (decrease)/increase in the fiscal year's results of $ 107 million.

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

As of December 31, 2017, the Company’s trade receivables, without considering Edenor, totaled 9,453 million, out of which 70% are short-term receivables and the remaining 30% are classified as non-current and correspond mainly to CAMMESA (national company responsible for purchasing electric power from generators and selling it to distributors). With the exception of CAMMESA, which represents approximately 38% of all trade receivables, the Company does not have a significant credit risk concentration, as this exposure is distributed among a large number of customers and other counterparties. No other client has a meaningful percentage of the total amount of these receivables.

The impossibility by CAMMESA to pay these receivables may have a substantially adverse effect on cash income and, consequently, on the result of operations and financial situation which, in turn, may adversely affect the Company’s repayment capacity.

The credit risk of liquid funds and other financial investments is limited since the counterparties are high credit quality banking institutions. If there are no independent risk ratings, the risk control area evaluates the customer’s creditworthiness, based on past experiences and other factors.

In the case of Edenor, delinquent trade receivables increased from $ 659 million as of December 31, 2016 to $ 1,041 million as of December 31, 2017, mainly due to the tariff increase during the fiscal year (Note 2.3). As of December 31, 2017 and 2016, a provision in the amount of $ 459 million and $ 260 million, respectively, has been set aside for such delinquent receivables.

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

Finally, and with regard to the electricity supplied to low-income areas and shantytowns, as stipulated in the Adjustment Agreement (Note 2.3), in fiscal year 2016 Edenor received payments for a total of $ 65 million, which represents 89% of the outstanding balance as of December 31, 2015. Past experience shows that these balances have always been collected.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

As of December 31, 2017 and 2016, financial statements included allowances for $ 260 million and $ 79 million, respectively. Failure to collect receivables in the future may have an adverse effect on Edenor's financial situation and operating results which, in turn, may negatively impact its capacity to repay loans, including the cancellation of its Corporate Bonds.

Additionally, our Natural Gas Promotion Program compensation depends on the Argentine Government's ability and willingness to pay. Before the Government authorized the issuance of dollar-denominated sovereign bonds to cancel outstanding debts under the Program, the Company suffered a significant delay in the collection of the Compensation. Afterwards, during June and July, 2016, Petrobras and PEPASA received BONAR 2020 bonds for a face value of US$ 34.3 million and US$ 29.5 million as compensation owed as at December 2015. During 2017 the collection of the compensations by the Company were delayed again. We may not guarantee that the Company will be able to properly collect the offered compensations, which might give rise to a claim to the Argentine Government.

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

Excess cash and balances above working capital management requirements are managed by the Company’s Treasury Department, which invests them in term deposits, mutual funds and marketable securities, selecting instruments having proper currencies and maturities, and an adequate credit quality and liquidity to provide a sufficient margin as determined in the previously mentioned projections.

The Company keeps its sources of financing diversified between banks and the capital market, and it is exposed to the refinancing risk at maturity.

The determination of the Company’s liquidity index for fiscal years ended December 31, 2017 and 2016 is detailed below:

	12.31.2017	12.31.2016

Current assets	36,912	23,150
Current liabilities	29,958	30,063

Index	1.23	0.77

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

As of December 31, 2017	Trade and other payables	Borrowings	Total
Less than three months	12,041	13,936	25,977
Three months to one year	6,004	12,938	18,942
One to two years	221	4,166	4,387
Two to five years	122	16,624	16,746
More than five years	-	30,239	30,239
Without established term	6,068	6,071	12,139
Total	24,456	83,974	108,430

As of December 31, 2016	Trade and other payables	Borrowings	Total
Less than three months	8,799	1,088	9,887
Three months to one year	4,068	10,995	15,063
One to two years	311	2,548	2,859
Two to five years	118	6,312	6,430
More than five years	-	12,080	12,080
Without established term	4,907	-	4,907
Total	18,203	33,023	51,226

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

6.2 Capital risk management

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

Financial leverage ratios as at December 31, 2017 and 2016 were as follows:

	12.31.2017	12.31.2016
Total borrowings	42,966	25,972
Less: cash and cash equivalents, and financial assets at fair value through profit and loss	(15,412)	(5,609)
Net debt	27,554	20,363
Total capital attributable to owners	44,464	31,417
Leverage ratio	61.97%	64.82%

6.3 Regulatory risk factors

Pursuant to caption C of Section 37 of the Edenor’s Concession Agreement, the Grantor of the Concession may, without prejudice to other rights to which he is entitled thereunder, foreclose on the collateral granted by Edenor when the cumulative value of the penalties imposed to Edenor in the previous one-year period exceeds 20% of its annual billing, net of taxes and rates.

Edenor’s Management evaluates the development of this indicator on an annual basis.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 6: (Continuation)

6.4 Fair value of financial Instruments

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

-          Level 3: Asset or liability data based on information that cannot be observed in the market (i.e., unobservable data).

The following table shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2017 and 2016:

As of December 31, 2017	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Government securities	5,024	-	-	5,024
Shares	-	-	150	150
Investment funds	9,589	-	-	9,589
Derivative financial instruments	-	4	-	4
Other receivables	590	-	-	590
Total assets	15,203	4	150	15,357

Liabilities
Derivative financial instruments	-	82	-	82
Total liabilities	-	82	-	82

As of December 31, 2016	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Corporate securities	12	-	-	12
Government securities	1,576	-	-	1,576
Trust	-	-	150	150
Investment funds	3,189	-	-	3,189
Other	3	-	-	3
Cash and cash equivalents
Investment funds	61	-	-	61
Derivative financial instruments	-	13	-	13
Other receivables	29	-	-	29
Total assets	4,870	13	150	5,033

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

7.1 Subsidiaries information

Unless otherwise indicated, the capital stock of the subsidiaries consists of common shares, each granting the right to one vote. The country of the registered office is also the principal place where the subsidiary develops its activities.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

 NOTE 7: (Continuation)

			12.31.2017	12.31.2016
Company	Country	Main activity	Direct and indirect participation %	Direct and indirect participation %
BLL (1)	Argentina	Winemaking	-	100.00%
Corod	Argentina	Oil	100.00%	100.00%
CPB Energía S.A.	Argentina	Oil	100.00%	-
CTG (1)	Argentina	Generation	-	90.42%
CTLL (1)	Argentina	Generation	-	100.00%
Ecuador TLC S.A.	Ecuador	Oil	100.00%	100.00%
Edenor	Argentina	Distribution of energy	51.54%	51.54%
Eg3 Red (1)	Argentina	Distribution	-	100.00%
Enecor S.A.	Argentina	Transportation of electricity	69.99%	69.99%
IEASA (2)	Argentina	Investment	-	100.00%
INDISA (1)	Argentina	Investment	-	91.60%
INNISA (1)	Argentina	Investment	-	90.27%
HIDISA	Argentina	Generation	61.00%	61.00%
HINISA	Argentina	Generation	52.04%	52.04%
IPB (1)	Argentina	Investment	-	100.00%
PACOSA (3)	Argentina	Distributor	100.00%	100.00%
PBI	Bolivia	Investment	100.00%	100.00%
PELSA (4)	Argentina	Oil	58.88%	58.88%
Petrobras Energía Colombia Gran Cayman	Colombia	Oil	100.00%	100.00%
Petrobras Energía México	Mexico	Oil	-	100.00%
Petrobras Energía Ecuador	Gran Cayman	Investment	100.00%	100.00%
Petrobras Energía Operaciones Ecuador	Ecuador	Oil	100.00%	100.00%
PEPASA (1)	Argentina	Oil	-	49.54%
Petrolera San Carlos S.A.	Venezuela	Oil	100.00%	100.00%
PHA	Spain	Investment	100.00%	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
PP	Argentina	Investment	100.00%	100.00%
PP II (1)	Argentina	Investment	-	100.00%
PPSL	Spain	Investment	100.00%	100.00%
TGU	Uruguay	Gas transportation	100.00%	100.00%
Transelec	Argentina	Investment	100.00%	100.00%
WEBSA (3)	Argentina	Distributor	-	100.00%
(1) See Note 1.4.1.

(2) See Note 1.4.3.1.

(3) See Note 1.4.3.2.

(4) See Note 1.5.2.

7.2. Summarised financial information for each subsidiary that has significant non-controlling interest

Non-controlling interests in subsidiaries are not significant for the Company, except for Edenor with 51.54% equity interest and PELSA with 58.88% equity interest, consolidated as from July 27, 2016.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 7: (Continuation)

Edenor

The subsidiary is registered in Argentina, which is also the place where it develops its activities.

i.       Summary statement of financial position

	12.31.2017	12.31.2016
Non Current
Total non current assets	16,042	12,311

Borrowings	4,192	2,770
Other non current liabilities	7,511	6,238
Total non current liabities	11,703	9,008

Current
Cash and cash equivalents	83	259
Other current assets	9,180	6,363
Total current assets	9,263	6,622

Borrowings	71	54
Other current liabilities	12,470	9,509
Total current liabilities	12,541	9,563

Total equity	1,061	362
Non-controlling interest	514	175

ii.     Summary statement of comprehensive income (loss)

	12.31.2017	12.31.2016	12.31.2015
Revenue	24,340	13,080	3,802
Depreciation	(430)	(352)	(281)
Interest income	273	197	96
Interest expense	(1,541)	(1,442)	(430)

Profit (loss) for the year before tax	1,123	(1,932)	1,326
Income tax	(441)	743	(184)
Profit (loss) for the year	682	(1,189)	1,142

Other comprehensive loss	9	5	(2)
Total comprehensive (loss) profit of the year	691	(1,184)	1,140

Income (loss) of the year attributable to non-controlling interest	331	(576)	553
Other comprehensive income of the year attributable to non-controlling interest	4	2	(1)
Comprehensive income (loss) of the year attributable to non-controlling interest	335	(574)	552

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 7: (Continuation)

iii.    Summary statement of cash flow

	12.31.2017	12.31.2016	12.31.2015
Net cash generated by operating activities	3,283	2,931	3,217
Net cash used in investing activities	(4,046)	(2,373)	(3,103)
Net cash generated by (used in) financing activities	587	(493)	(173)
(Decrease) Increase in cash and cash equivalents	(176)	65	(59)

Cash and cash equivalents at the begining of the year	259	129	179
Exchange difference generated by cash and cash equivalents	-	65	9
Cash and cash equivalents at the end of the year	83	259	129

PELSA

i.           Summary statement of financial position

	12.31.2017	12.31.2016
Non Current
Total non current assets	5,081	4,896

Other non current liabilities	954	1,012
Total non current liabities	954	1,012

Current
Cash and cash equivalents	162	77
Other current assets	1,727	1,154
Total current assets	1,889	1,231
Other current liabilities	599	630
Total current liabilities	599	630

Total equity	5,417	4,485
Non-controlling interest	2,227	1,844

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 7: (Continuation)

ii.          Summary statement of comprehensive income (loss)

	12.31.2017	12.31.2016 (1)
Revenue	3,321	1,155
Depreciation	(1,017)	(413)
Interest income	22	13

Income (loss) for the year / period before tax	278	(3)
Income tax	(8)	(41)
Income (loss) for the year / period	270	(44)

Other comprehensive income	769	228
Total comprehensive profit of the year / period	1,039	184

Income (loss) of the year attributable to non-controlling interest	111	(18)
Other comprehensive income of the year attributable to non-controlling interest	316	94
Comprehensive income (loss) of the year attributable to non-controlling interest	427	76

(1)  The information reflects the effect of consolidation of Petrobras Argentina as from July 27, 2016 when the Acquisition was consummated.

iii.        Summary statement of cash flow

	12.31.2017	12.31.2016 (1)
Net cash generated by operating activities	543	332
Net cash used in investing activities	(362)	(234)
Net cash generated by financing activities	(108)	(108)
Increase (Decrease) in cash and cash equivalents	73	(10)

Cash and cash equivalents at the begining of the year / period	77	121
Exchange difference generated by cash and cash equivalents	12	(34)
Cash and cash equivalents at the end of the year	162	77

(1)  The information reflects the effect of consolidation of Petrobras Argentina as from July 27, 2016 when the Acquisition was consummated.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 7: (Continuation)

PEPASA

i.                     Summary statement of comprehensive income (loss)

	09.30.2017 (1)	12.31.2016	12.31.2015
Revenue	2,894	2,839	943
Depreciation	(661)	(867)	(276)
Interest income	22	1	12
Interest expense	(188)	(712)	(382)

Profit for the year before tax	1,277	816	515
Income tax	(411)	(288)	(164)
Profit for the period / year	866	528	351

Comprehensive income of the period/year attributable to non-controlling interest	437	266	177

(1)     The information reflects the effect of consolidation until September 30, 2017 when the PEPASA has merged with Pampa.

ii.                   Summary statement of cash flow

	09.30.2017 (1)	12.31.2016	12.31.2015
Net cash generated by operating activities	565	1,659	461
Net cash generated by (used in) investing activities	1,209	(2,476)	(1,187)
Net cash (used in) generated by financing activities	(1,961)	994	706
(Decrease) Increase in cash and cash equivalents	(187)	177	(20)

Cash and cash equivalents at the begining of the year	226	40	51
Exchange difference generated by cash and cash equivalents	4	9	9
Cash and cash equivalents at the end of the period/year	43	226	40

(1)     The information reflects the effect of consolidation until September 30, 2017 when the PEPASA has merged with Pampa.

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 8: INVESTMENTS IN JOINT VENTURES

The following table presents the main activity and information from the financial statements used for the valuation, and percentages of participation in joint ventures:

		Information about the issuer
	Main activity	Date	Share capital	Profit (loss) of the year	Equity	Direct and indirect participation %
CIESA (1)	Investment	12.31.2017	639	1,356	2,900	50%
Citelec (2)	Investment	12.31.2017	555	1,201	1,505	50%
Greenwind (3)	Generation	12.31.2017	5	(104)	222	50%

(1) The Company holds a direct and indirect interest of 50% in CIESA, a company that holds a 51% interest in the share capital of TGS. therefore, the Company has an indirect participation of 25.50% in TGS.

(2) Through a 50% interest, the company joint controls Citelec, company that controlled Transener with 52.65% of the shares and votes. As a result, the Company has an indirect participation of 26.33% in Transener.

(3)  See Note 1.3.2.

The details of the balances of investments in joint ventures is as follows:

	12.31.2017	12.31.2016
CIESA	4,048	3,532
Citelec	757	167
Greenwind	125	-
	4,930	3,699

The following tables show the breakdown of the result from investments in joint ventures:

	12.31.2017	12.31.2016	12.31.2015
CIESA	518	125	-
Citelec	596	(20)	9
Greenwind	(50)	-	-
	1,064	105	9

The evolution of investments in joint ventures is as follows:

	12.31.2017	12.31.2016	12.31.2015
At the beginning of the year	3,699	224	227
Reclassifications (1)	175	-	-
Increase for subsidiaries acquisition (2)	-	3,407	-
Other decreases	(2)	(32)	(14)
Share of profit	1,064	105	9
Share capital increase	-	-	1
Other comprehensive (loss) income	(6)	(5)	1
At the end of the year	4,930	3,699	224

(1) Corresponds to the deconsolidation for sale of the interest in Greenwind (Note 1.3.2).

(1)  Corresponds to the incorporation of the interest in CIESA (Note 1.3.1).

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 9: INVESTMENTS IN ASSOCIATES

The following table presents the main activity and information from the financial statements used for valuation and percentages of participation in associates:

		Information about the issuer
	Main activity	Date	Share capital	Profit (loss) of the period / year	Equity	Direct participation %
Refinor	Refinery	09.30.2017	92	(10)	980	28.50%
Oldelval	Transport of hydrocarbons	12.31.2017	110	216	657	23.10%

The detail of the balances of the investments in associates is as follows:

	12.31.2017	12.31.2016
Refinor	602	602
Oldelval	221	184
Other	1	1
	824	787

The following tables show the breakdown of the result from investments in associates:

	12.31.2017	12.31.2016	12.31.2015
Oldelval	44	11	-
Refinor	-	(1)	-
CIESA	-	(3)	(10)
	44	7	(10)

The evolution of investments in associates is as follows:

	Note	12.31.2017	12.31.2016	12.31.2015
At the beginning of the year		787	123	133
Dividends	30	(7)	(4)	-
Increase for subsidiries acquisition		-	777	-
Decreases on disposal of investment in subsidiary		-	(116)	-
Share of profit (loss)		44	7	(10)
At the end of the year		824	787	123

Notes to the consolidated financial statements (Continuation)

(In millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 9: (Continuation)

Other interest in Associates:

Interests in mixed companies in Venezuela:

Interests in Petroritupano S.A. (22%), Petrowayú S.A. (36%), Petroven-Bras S.A. (34.49%) and Petrokariña S.A. (34.49%), companies organized as a result of the migration of operating agreements regulating the exploitation in Venezuela of the Oritupano Leona, La Concepción, Acema and Mata areas, respectively, were incorporated with the purchase of PPSL’s capital stock for a zero market value as of the acquisition date (see detail in Note 1.2.1).

Pampa has not recognized any share in the additional losses from these investments as it has not incurred any legal or implicit obligations or made any payments in the name of these mixed companies as from the acquisition date.

Additionally, under the agreements migration process, in 2006 the Venezuelan Government recognized in favor of the participating Company an interest-free severable and transferable credit in the amount of US$ 88.5 million which may be used to pay acquisition bonds under any new mixed company projects for the development of oil exploration and production activities, or licenses for the development of gas exploration and production operations in Venezuela. Since no projects have been undertaken for its use, negotiations for its transfer to third parties have been unsuccessful, and there are no other foreseen application alternatives, the Company keeps this credit valued at zero.

Mixed companies should sell to PDVSA all liquid hydrocarbons produced in the delimited area and the associated natural gas (if stipulated in the agreement), pursuant to a price formula based on international benchmarks such as BRENT.

Investment in Oleoductos de Crudos Pesados (OCP)

The Company has an 11.42% equity interest in OCP, an oil pipeline in Ecuador that has a transportation capacity of 450,000 barrels/day.

OCP has negative equity as a result of certain tax assessments in favor of the Government of Ecuador in issues where OCP and the Ecuadorian Treasury have differences in interpretation. However, and since the Company has not made any capital contributions or financial assistance commitments to OCP, this shareholding has been valued at zero.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 10: PROPERTY, PLANT AND EQUIPMENT

	Original values
Type of good	At the beginning	Translation effect	Increase for subsidiries acquisition	Reversal of impairment	Increases	Decreases	Transfers (1)	Reclasification to assets classified as held	At the end

Land	1,193	-	-	-	54	(582)	12	(323)	354
Buildings	2,090	1	-	-	-	(18)	239	(238)	2,074
Equipment and machinery	9,000	17	-	-	41	(27)	4,046	(913)	12,164
High, medium and low voltage lines	4,586	-	-	304	-	(20)	1,076	-	5,946
Substations	1,729	-	-	85	-	-	464	-	2,278
Transforming chamber and platforms	1,040	-	-	64	-	(2)	281	-	1,383
Meters	943	-	-	170	-	-	64	-	1,177
Wells	10,522	872	-	-	295	(425)	3,017	(7,718)	6,563
Mining property	5,033	81	-	-	220	-	-	(1,566)	3,768
Vehicles	296	2	-	-	74	(6)	2	(21)	347
Furniture and fixtures and software equipment	287	7	-	-	229	(4)	65	(67)	517
Communication equipments	93	-	-	-	-	-	1	(1)	93
Materials and spare parts	628	3	-	-	298	(83)	(330)	(60)	456
Refining and distribution industrial complex	873	-	-	-	-	(12)	77	(790)	148
Petrochemical industrial complex	756	-	-	-	-	-	169	-	925
Work in progress	6,560	23	-	-	12,647	10	(8,355)	(320)	10,565
Advances to suppliers	786	-	-	-	1,131	(274)	(911)	-	732
Other goods	12	-	-	-	-	-	-	-	12

Total at 12.31.2017	46,427	1,006	-	623	14,989	(1,443)	(83)	(12,017)	49,502
Total at 12.31.2016	17,334	286	21,801	-	8,440	(1,273)	1	-	46,589

(1)     Includes the transfer of materials and spare parts to the item "Inventories" of the current asset.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 10: (Continuation)

	Depreciation							Net book values
Type of good	At the beginning	Decreases	Translation effect	For the year (1)	Reversal of impairment	Reclasification to assets classified as held	At the end	At the end	At 12.31.2016

Land	-	-	-	-	-	-	-	354	1,193
Buildings	(177)	15	-	(109)	-	22	(249)	1,825	1,913
Equipment and machinery	(1,090)	16	(2)	(1,238)	-	211	(2,103)	10,061	7,910
High, medium and low voltage lines	(778)	13	-	(163)	(91)	-	(1,019)	4,927	3,808
Substations	(318)	-	-	(58)	(27)	-	(403)	1,875	1,411
Transforming chamber and platforms	(191)	-	-	(39)	(18)	-	(248)	1,135	849
Meters	(306)	-	-	(47)	(26)	-	(379)	798	637
Wells	(1,665)	-	(180)	(2,374)	-	2,006	(2,213)	4,350	8,857
Mining property	(630)	-	(18)	(898)	-	362	(1,184)	2,584	4,403
Vehicles	(122)	5	(1)	(65)	-	8	(175)	172	174
Furniture and fixtures and software equipment	(23)	1	(3)	(137)	-	32	(130)	387	264
Communication equipments	(39)	-	-	(4)	-	-	(43)	50	54
Materials and spare parts	(18)	47	-	(8)	-	-	21	477	610
Refining and distribution industrial complex	(36)	11	-	(74)	-	83	(16)	132	837
Petrochemical industrial complex	(27)	-	-	(113)	-	-	(140)	785	729
Work in progress	-	-	-	-	-	-	-	10,565	6,560
Advances to suppliers	-	-	-	-	-	-	-	732	786
Other goods	(6)	-	-	(1)	-	-	(7)	5	6

Total at 12.31.2017	(5,426)	108	(204)	(5,328)	(162)	2,724	(8,288)	41,214
Total at 12.31.2016	(2,825)	302	-	(2,976)	-	-	(5,499)		41,001

(1)    Includes $ 1,940 million and $ 803 million corresponding to discontinued operations, for 2017 and 2016, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 10: (Continuation)

Borrowing costs capitalized in the book value of property, plant and equipment during the year ended December 31, 2017 and 2016 amounted to $ 589 million and $ 303 million respectively.

Labor costs capitalized in the book value of property, plant and equipment during the year ended December 31, 2017 and 2016 amounted to $ 369 and $ 419 million respectively.

NOTE 11: INTANGIBLE ASSETS

	Original values
Type of good	At the beginning	Increase for subsidiries acquisition (1)	Reversal of impairment	Increase	Decrease	Reclasification to assets held for sale
							At the end

Concession agreements	951	-	96	-	-	-	1,047
Goodwill	999	-	-	-	-	(311)	688
Intangibles identified in acquisitions of companies	416	-	-	-	(54)	(206)	156
Others	14	-	-	-	-	(14)	-
Total at 12.31.2017	2,380	-	96	-	(54)	(531)	1,891
Total at 12.31.2016	965	1,297	-	118	-	-	2,380

(1)       Includes the increase of intangible assets related to the purchase of PPSL in the amount of $ 1,218 million.

	Amortization
Type of good	At the beginning	For the year (1)	Reversal of impairment	Decrease	Reclasification to assets held for sale	At the end

Concession agreements	(249)	(27)	(14)	-	-	(290)
Goodwill	-	-	-	-	-	-
Intangibles identified in acquisitions of companies	(28)	(44)	-	-	57	(15)
Others	-	(1)	-	-	1	-
Total at 12.31.2017	(277)	(72)	(14)	-	58	(305)
Total at 12.31.2016	(231)	(46)	-	-	-	(277)

(1)     Includes $ 39 million and $ 18 million corresponding to discontinued operations, for 2017 and 2016, respectively.

	Net book values
Type of good	At the end	At 12.31.2016

Concession agreements	757	702
Goodwill	688	999
Intangibles identified in acquisitions of companies	141	388
Others	-	14
Total at 12.31.2017	1,586
Total at 12.31.2016		2,103

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 12: FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS

	12.31.2017	12.31.2016
Non current
Shares	150	150
Government bonds	-	592
Total non current	150	742

Current
Government bonds	5,024	984
Corporate bonds	-	12
Investment funds	9,589	3,189
Other	-	3
Total current	14,613	4,188

NOTE 13: FINANCIAL ASSETS AT AMORTIZED COST

	12.31.2017	12.31.2016
Non current
Government securities	-	44
Corporate securities	-	1
Financial Trustee - Gasoducto Sur Work	-	17
Total non current	-	62

Current
Government securities	11	2
Financial Trustee - Gasoducto Sur Work	14	21
Total current	25	23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 14: DEFERRED TAX ASSETS AND LIABILITIES, INCOME TAX AND MINIMUM NOTIONAL INCOME TAX

The composition of the deferred tax assets and liabilities is as follows:

	12.31.2016	Reclasification to held for sale	Profit (loss) (1)	Other comprehensive income (loss) (2)	12.31.2017
Tax los-carryforwards	942	-	694	-	1,636
Trade and other receivables	194	(5)	(70)	-	119
Financial assets at fair value through profit and loss	-	-	12	-	12
Trade and other payables	1,124	-	58	-	1,182
Defined benefit plans	361	(56)	(41)	(4)	260
Provisions	1,722	(306)	(674)	-	742
Taxes payable	224	-	(55)	-	169
Liabilities associated to assets classified as held for sale	-	367	-	-	367
Other	126	-	(81)	-	45
Deferred tax asset	4,693	-	(157)	(4)	4,532
Property, plant and equipment	(4,624)	841	2,083	-	(1,700)
Investments in companies	(1,329)	-	222	(176)	(1,283)
Intangible assets	(294)	-	221	-	(73)
Trade and other receivables	(851)	-	176	-	(675)
Financial assets at fair value through profit and loss	(95)	-	46	-	(49)
Borrowings	(61)	-	(75)	-	(136)
Assets classified as held for sale	-	(841)	-	-	(841)
Other	(3)	-	8	-	5
Deferred tax liabilities	(7,257)	-	2,681	(176)	(4,752)

(1)       Includes a loss of $  618 million corresponding to discontinued operations.

(2)       Includes a loss of $ 180 million corresponding to discontinued operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 14: (Continuation)

	12.31.2015	Increase for subsidiries acquisition	Profit (loss) (1)	Other comprehensive income (loss) (2)	12.31.2016
Tax los-carryforwards	32	-	910	-	942
Trade and other receivables	53	89	52	-	194
Financial assets at fair value through profit and loss	8	-	(8)	-	-
Trade and other payables	333	-	791	-	1,124
Defined benefit plans	109	170	55	27	361
Provisions	134	1,372	216	-	1,722
Taxes payable	49	379	(192)	(12)	224
Other	23	112	(9)	-	126
Deferred tax asset	741	2,122	1,815	15	4,693
Property, plant and equipment	(710)	(4,477)	563	-	(4,624)
Share of profit from joint ventures and associates	-	(1,281)	(48)	-	(1,329)
Intangible assets	(229)	(74)	9	-	(294)
Trade and other receivables	(266)	(269)	(316)	-	(851)
Financial assets at fair value through profit and loss	(49)	(53)	7	-	(95)
Borrowings	(25)	(43)	7	-	(61)
Other	(2)	(21)	20	-	(3)
Deferred tax liabilities	(1,281)	(6,218)	242	-	(7,257)

(1)     Includes a loss of $ 103 million corresponding to discontinued operations.

(2)     Includes a gain of $ 17 million corresponding to discontinued operations.

Deferred tax assets and liabilities are offset in the following cases: a) when there is a legally enforceable right to offset tax assets and liabilities; and b) when deferred income tax charges are associated with the same fiscal authority. The following amounts, determined after their adequate offset, are disclosed in the statement of financial position:

	12.31.2017	12.31.2016
Deferred tax asset	1,306	1,232
Deferred tax liabilities	(1,526)	(3,796)
Deferred tax liabilities, net	(220)	(2,564)

The breakdown of income tax charge is:

	12.31.2017	12.31.2016	12.31.2015
Current tax	1,385	1,021	370
Deferred tax	(2,524)	(2,057)	163
Direct charges for income tax	79	-	-
Difference in the estimate of previous fiscal year income tax and the income return	(307)	(5)	-
Other comprehensive (loss) income	-	(15)	-
Minimum notional tax	-	(145)	54
Total income tax expense (gain)	(1,367)	(1,201)	587

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 14: (Continuation)

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the income before taxes:

	Note	12.31.2017	12.31.2016	12.31.2015
Profit (loss) before tax		4,209	(1,525)	4,436
Current tax rate		35%	35%	35%
Result at the tax rate		1,473	(534)	1,553
Share of profit of joint ventures and associates		(208)	(39)	-
Non-taxable results		(1,347)	(731)	(1,045)
Non-deductible cost		194	-	-
Non-deductible provisions		121	123	12
Other		9	131	(2)
Effect of tax rate change in deferred tax	48	(449)	-	-
Minimum notional income tax credit		-	(145)	54
Difference in the estimate of previous fiscal year income tax and the income tax statement		(447)	13	45
Deferred tax not previously recognized		(714)	17	(282)
Deferred tax assets not recognized		1	(36)	252
Total income tax expense (gain)		(1,367)	(1,201)	587

As of December 31, 2017 and 2016 consolidated accumulated tax losses amount to $ 5,548 million and $ 4,283 million, respectively, which may be offset, pursuant to the applicable tax laws, with tax profits corresponding to future fiscal years, at the tax rate that is estimated to apply, based on the following breakdown:

Fiscal year generation	Fiscal year prescription	12.31.2017	12.31.2016

2012	2017	-	167
2013	2018	1	115
2014	2019	1	153
2015	2020	10	252
2016	2021	684	942
2017	2022	940	-
		1,636	1,629
Unrecognized deferred assets		-	(687)
Recognized Tax loss-carryforwards		1,636	942

Due to the uncertainty on whether future tax income may or may not absorb all deferred tax assets, as of December 31, 2016 the Company and some subsidiaries had not recorded deferred assets resulting from tax-loss carry-forwards accrued for a total amount of $ 687 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 15: Trade and Other receivables

	Note	12.31.2017	12.31.2016
Non Current
CAMMESA Receivable (1)		2,868	2,286
Other		6	6
Trade receivables, net		2,874	2,292

Tax credits		163	533
Allowance for tax credits		(14)	(105)
Related parties	36	794	740
Prepaid expenses		20	26
Financial credit		37	44
Guarantee deposits		92	80
Contractual receivables in Ecuador	42	998	850
Receivable for sale of property, plant and equipment		67	-
Other		11	9
Other receivables, net		2,168	2,177

Total non current		5,042	4,469

Current
Receivables from energy distribution sales		6,115	4,138
Receivables from MAT		436	311
CAMMESA		2,887	1,501
CAMMESA Receivable (1)		421	519
Receivables from oil and gas sales		769	1,038
Receivables from refinery and distribution sales		958	949
Receivables from petrochemistry sales		924	744
Related parties	36	170	108
Other		136	25
Allowance for doubtful accounts		(557)	(429)
Trade receivables, net		12,259	8,904

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 15: (Continuation)

	Note	12.31.2017	12.31.2016

Tax credits		1,290	415
Advances to suppliers		11	24
Advances to employees		25	17
Related parties	36	215	98
Prepaid expenses		69	121
Receivables for non-electrical activities		218	143
Financial credit		83	126
Receivable for the sale of interests in subsidiaries and financial instruments		-	1,263
Guarantee deposits		1,053	941
Natural Gas Surplus Injection Promotion Program (2)		2,592	1,582
Insurance to recover		202	-
Expenses to be recovered		371	314
Receivables from arbitral proceedings		388	-
Other		528	343
Allowance for other receivables		(159)	(147)
Other receivables, net		6,886	5,240

Total current		19,145	14,144

(1)    As of December 31, 2017 and 2016, the Company and its generation subsidiaries hold receivables from CAMMESA which, at nominal value and together with accrued interest, amount to a total $ 4,508 million and $ 3,798 million, with an estimated recoverable value of $ 3,289 million and $ 2,805 million, respectively. These receivables are made up as follows:

a.       LVFVDs pursuant to SE Resolution No. 406/2003 for the 2004-2006 period. They have been assigned to FONINVEMEM in the amount of $ 68 million and $ 74 million including interest, and their estimated recoverable value amounts to $ 66 million and $ 71 million, respectively.

b.       LVFVDs pursuant to SE Resolution No. 406/2003 for the 2008-2013 period and the Trust under SE Resolution No. 95/2013 for the 2013-2016 period in the amount of $ 4,028 million and $ 3,232 million including interest, which estimated recoverable value amounts to $ 2,827 million and $ 2,242 million, respectively. As of December 31, 2017 and 2016, $ 1,445 and $ 1,159 million, including interest, have been allocated to the “2014 Agreement for the Increase of Thermal Generation Availability”, which estimated recoverable value amounts to $ 1,445 million and $ 1,050 million, respectively.

c.        LVFVDs for Maintenance Remuneration in the amount of $ 396 million and $ 492 million, respectively, to finance the overhauls previously authorized by the SE. They are valued at their nominal value plus accrued interest and, if applicable, they are netted from partial advances received under CAMMESA financing.

(2)    As of December 31, corresponds to balances pending collection for compensations under the IR and IE Programs for the April 2016-December 2017 period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 15: (Continuation)

Due to the short-term nature of the current trade and other receivables, their carrying amount is considered to be the same as their fair value. For the non-current trade and other receivables, the fair values are also not significantly different to their carrying amounts.

At December 31, 2017 and 2016, trade receivables that were past due amounted to $ 1,606 million and $ 2,766 million, respectively, which were due and net for an allowance for doubtful accounts of $ 605 million, and $ 429 million respectively. The ageing analysis of these trade receivables is as follows:

	12.31.2017	12.31.2016
Less than three months	878	2,432
Three to six months	450	135
Six to nine months	22	37
From nine to twelve months	301	161
Up to twelve months	2	1
Total expired trade receivables	1,653	2,766

The movements in the allowance for the impairment of trade receivables are as follows:

	12.31.2017	12.31.2016
At the beginning	429	88
Allowance for impairment	289	252
Decreases	(45)	(30)
Reversal of unused amounts	(1)	(23)
Reclasification to assets held for sale	(115)	-
Increases for purchases of subsidiaries	-	142
At the end of the year	557	429

As of the date of these financial statements, the maximum exposure to credit risk corresponds to the carrying amount of each class of receivables.

On the basis of the change in an assumption, while holding all other assumptions constant, a 5% increase / decrease in the estimated trade receivables’ uncollectibility rate would result in $ 21 million decrease / increase in fiscal year’s results.

The movements in the allowance for the impairment of other receivables are as follows:

	12.31.2017	12.31.2016
At the beginning	252	314
Allowance for impairment	33	49
Decreases	(15)	(9)
Decreases for deconsolidation	-	(3)
Reversal of unused amounts	(97)	(180)
Increase for subsidiaries acquisition	-	81
At the end of the year	173	252

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 16: INVENTORIES

	12.31.2017	12.31.2016

Materials and spare parts	1,514	1,336
Advances to suppliers	143	103
In process and finished products	640	1,496
Stock crude oil	29	425
Total	2,326	3,360

NOTE 17: CASH AND CASH EQUIVALENTS

	12.31.2017	12.31.2016
Cash	30	16
Banks	327	1,308
Investment funds	-	61
Time deposits	442	36
Total	799	1,421

NOTE 18: SHARE CAPITAL

As of December 31, 2017, the Company´s share capital consisted of 2,080,190,514 common shares with a face value of $ 1 each and each granting the right to one vote, of which 1,836,494.69 shares are issued and 101,873,741 and 144,322,083 of shares to be issued once perfected the 2016 and 2017 Reorganizations, respectively.

As of December 31, 2017, the Company holds 2,500,000 treasury shares (Note 45).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 19: TRADE AND OTHER PAYABLES

Non Current		12.31.2017	12.31.2016

Customer contributions		80	98
Funding contributions for substations		60	52
Customer guarantees		101	83
Trade payables		241	233

ENRE Penalties and discounts		3,886	3,477
Loans (mutuums) with CAMMESA		1,885	1,347
Compensation agreements		124	-
Liability with FOTAE		190	173
Payment agreement with ENRE		73	106
Other		5	-
Other payables		6,163	5,103
Total non current		6,404	5,336

Current	Note	12.31.2017	12.31.2016

Suppliers		8,687	5,705
CAMMESA		7,595	5,470
Customer contributions		19	46
Discounts to customers		37	37
Funding contributions substations		8	22
Customer advances		205	384
Customer guarantees		1	15
Related parties	36	80	181
Other		12	6
Trade payables		16,644	11,866

ENRE Penalties and discounts		288	56
Related parties	36	12	14
Advances for works to be executed		14	14
Compensation agreements		562	708
Payment agreements with ENRE		63	60
Other creditors		205	55
Other		264	94
Other payables		1,408	1,001

Total current		18,052	12,867

Due to the short-term nature of the current payables and other payables, their carrying amount is considered to be the same as their fair value. For the majority of the non-current payables and other payables, the fair values are also not significantly different to their carrying amounts

The fair values of non-current customer contributions as of December 31, 2017 and 2016 amount to $ 90 million and $ 96 million, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a market rate for this type of transactions. This fair value is classified as level 3.

The book value of the compensation agreements approximates their fair value given the valuation characteristics (Note 4.18).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: BORROWINGS

Non Current	Note	31.12.2017	31.12.2016

Financial borrowings		5,950	691
Corporate bonds		27,764	12,158
CAMMESA financing		3,398	2,421
Related parties	36	14	16
		37,126	15,286

Current

Bank overdrafts		-	846
Financial borrowings		5,097	7,539
Corporate bonds		739	2,246
CAMMESA financing		-	34
Related parties	36	4	21
		5,840	10,686

The maturities of the Company’s borrowings (excluding finance lease liabilities) and its exposure to interest rates are as follow:

Fixed rate	31.12.2017	31.12.2016

Less than one year	4,667	5,335
One to two years	550	536
Two to five years	7,509	580
Up to five years	23,313	10,583
	36,039	17,034

Floating rates

Less than one year	594	4,918
One to two years	610	207
Two to five years	2,561	3,162
Up to five years	1,946	-
	5,711	8,287

Non interest accrues

Less than one year	579	433
One to two years	-	(5)
Two to five years	530	223
Up to five years	107	-
	1,216	651

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

The movements in the borrowings are as follows:

	12.31.2017	12.31.2016
At the beginning	25,972	7,993
Proceeds from borrowings	26,892	18,367
Payment of borrowings	(16,150)	(6,813)
Accrued interest	3,252	2,715
Payment of borrowings' interests	(2,469)	(1,519)
Net foreign currency exchange difference	5,150	1,761
Increase for subsidiries acquisition	-	7,434
Costs capitalized in property, plant and equipment	329	244
Decrease through shares of subsidiaries (1)	-	(1,179)
Decrease through offsetting with other credits (2)	-	(1,951)
Decrease through offsetting with trade receivables	(4)	(242)
Repurchase and redemption of corporate bonds	(28)	(893)
Other financial results	22	55
At the end of the year	42,966	25,972

(1)     Corresponding to US$ 77.4 million related to EMES financing.

(2)     Corresponding to US$ 123 million (comprised of US$ 120 million of principal plus US$ 3 million of interests) related to YPF financing.

As of December 31, 2017 and 2016, the fair values of the Company’s non-current borrowings (Corporate Bonds) amount approximately to $ 30,611 million and $14,108 million, respectively. Such values were calculated on the basis of the determined market price of the Company’s corporate notes at the end of each year (fair value level 1 and 2).

The carrying amounts of short-term borrowings approximate their fair value due to their short-term maturity.

Financial borrowings and CAMMESA financing approximate their fair value as they are subjected to a variable rate.

The other long-term borrowings were measured at amortized cost, which does not differ significantly from its fair value.

During the years ended December 31, 2017 and 2016, the Company and its subsidiaries acquired and/or redeem its own corporate bonds or corporate bonds of various subsidiaries at their respective market value for a total face value of US$ 15.1 million and US$ 13.8 million, respectively. Due to these debt-repurchase and/or redemptions, the Company and its subsidiaries recorded a loss of $ 4 million in the year ended December 31, 2016, disclosed under the line “Result from repurchase of corporate bonds” within Other financial results.

As of the date of issuance of these financial statements, the Company is in compliance with the covenants established in its indebtedness

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

20.1. Details of borrowings:

Type of instrument	Company	Currency	Residual value	Interest	Rate	Expiration	Book value as of 12.31.17

Corporate bonds:

2022 CB	Edenor	US$	172	Fixed	10%	2022	3,321
Class 4 CB	PAMPA	US$	34	Fixed	6%	10/30/2020	638
Class E CB	PAMPA	ARS	575	Variable	Badlar	11/13/2020	590
Class A CB	PAMPA	ARS	282	Variable	Badlar	10/5/2018	297
T Series CB	PAMPA (1)	US$	500	Fixed	7%	7/21/2023	9,491
Class 1 CB	PAMPA (2)	US$	750	Fixed	8%	1/24/2027	14,184
							28,521
Regulatory:

CAMMESA 2014 Agreement	PAMPA	ARS	855	Variable	CAMMESA	(4)	1,572
CAMMESA Mapro	PAMPA	ARS	140	Variable	CAMMESA	(3)	193
CAMMESA Mapro	CPB	ARS	1,088	Variable	CAMMESA	(3)	1,633
							3,398
Financial loans:

	PAMPA	U$S	352	Fixed	Between 2,9% and 7,5%	Feb-2018 to May-2021	6,628
	PAMPA	U$S	63	Variable	6% + Libor	Sep-2018 to May-2024	1,164
	PAMPA	ARS	2,270	Fixed	Between 22% y 22,25%	Aug-2018 to Oct-2019	2,314
	Edenor	U$S	50	Fixed	Libor + 4,27%	10/11/2020	941
							11,047

							42,966

Type of instrument	Company	Currency	Residual value	Amount repurchased	Interest	Rate	Expiration	Book value as of 12.31.16

Corporate bonds:

CB at Par	EASA	USD	4	2	Fixed	5%	12/16/2017	27
Discount CB	EASA	USD	130	130	Fixed	9%	12/16/2021	-
2022 CB	Edenor	USD	172	-	Fixed	10%	10/25/2022	2,823
2017 CB	Edenor	USD	15	15	Fixed	11%	10/09/2017	-
Class 7 CB	CTG	ARS	173	-	Variable	Badlar + 3,5%	02/12/2018	179
Class 8 CB	CTG	USD	1	-	Fixed	7%	08/12/2020	22
Class 3 CB	CTLL	ARS	51	-	Variable	Badlar + 5%	10/30/2017	53
Class 4 CB	CTLL	USD	30	-	Fixed	6%	10/30/2020	543
Class C CB	CTLL	ARS	258	-	Fixed/Vble.	Badlar + 4,5% and 27,75%	05/06/2017	267
Class E CB	CTLL	ARS	575	-	Variable	Badlar	11/13/2020	589
Class A CB	CTLL	ARS	282	-	Variable	Badlar	10/05/2018	297
Class II CB	PEPASA	ARS	525	-	Variable	Badlar	06/06/2017	532
Class VII CB	PEPASA	ARS	310	-	Variable	Badlar + 5%	08/03/2017	322
Class VIII CB	PEPASA	ARS	403	-	Variable	Badlar + 4%	06/22/2017	402
STV 14	PEPASA	ARS	296	-	Variable	Badlar + 5,9%	04/14/2017	311
T Series CB	PAMPA (1)	USD	500	-	Fixed	7%	07/21/2023	8,074
								14,441

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

Type of instrument	Company	Currency	Residual value	Amount repurchased	Interest	Rate	Expiration	Book value as of 12.31.16

Regulatory:

CAMMESA 2014 Agreement	CTLL	ARS	736	-	Variable	CAMMESA	(4)	1,154
CAMMESA Mapro	CTLL	ARS	337	-	Variable	CAMMESA	(3)	102
CAMMESA Mapro	CPB	ARS	1,211	-	Variable	CAMMESA	(3)	1,199
								2,455
Syndicated Lons:

	PAMPA	ARS	993	-	Fixed	28%	07/26/2017	999
	PAMPA	ARS	963	-	Variable	Badcor + 3%	07/26/2017	970
	PAMPA	USD	141	-	Variable	Libor + 7%	07/26/2017	2,236
	PAMPA	ARS	142	-	Fixed	30%	02/26/2019	142
								4,347
Financial loans:

	PEPASA	USD	153	-	Fixed	Between 5% and 8%	Aug-2017 to Feb-2018	2,436
	PAMPA	USD	25	-	Fixed	Between 2,9% and 7,5%	Apr-2017 to Dec-2017	398
	CTLL	USD	15	-	Variable	Libor + 4,5%	09/26/2018	239
	CTLL	USD	19	-	Fixed	8%	06/30/2018	305
	CTLL	ARS	500	-	Fixed	20%	11/11/2017	505
								3,883
Adelantos en cuenta corriente:

	PAMPA	ARS	-	-				846

								25,972

(1)           On July 14, 2016, Petrobras issued the Series T Notes, for a total amount of US $ 500 million, part of which was used to cancel the Series S in its entirety, thus fulfilling the previous condition for the closing of the acquisition of PPSL.

(2)            On January 24, 2017, the Company issued Class 1 Corporate Bonds for a face value of U$S 750 million with an issuance price of 99.136%. Funds derived from the issuance of these CBs will be destined to investing in physical assets located in Argentina; financing working capital in Argentina; refinancing liabilities and/or making capital contributions in controlled companies or affiliates to use funds for the above-mentioned purposes.

(3)           Corresponds to the mutual contracts entered into with CAMMESA to finance major maintenance works related to the different generation units approved by the SE. The financing will be amortized in 36 monthly and consecutive installments as from the completion of the works, this term could be extended by 12 months. Maintenance Remuneration will be used to cancel the financing granted. As a result of the entry into force of the new remuneration scheme (Resolution SE No. 19-E /17), the Maintenance Remuneration was discontinued and it was defined that the balance of the financing will be repayable through the discount of US $ 1 / MWh for the energy generated until its total cancellation.

(4)           On December 1, 2014, CTLL and CAMMESA signed a Financing and Assignment of Loan Agreement in order to finance the works of the 2014 Agreement Project (see Note 47.1). The financing will be canceled, at Pampa option, through a payment in cash or through offsetting with CAMMESA receivables of the Company and other subsidiaries, 36 months as from the month following the commercial commissioning of the last generating unit making up the Projects.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

20.2. Financing for the acquisition of PPSL and the Offers

20.2.1. Syndicated Loan

On July 26, 2016, the Company entered into a syndicated loan agreement with domestic and foreign financial entities for an initial equivalent amount of US$ 750 million, later reduced to US$ 600 million for the use of the proceeds from the sale of its indirect interests in TGS.

The syndicated loan was guaranteed until its cancellation with a pledge in first degree of privilege over the direct or indirect participation of the Company in PPSL and Petrobras, and after the sale of certain assets to YPF, over the participation in IEASA. The Syndicated Loan was canceled in its entirety during the first quarter of 2017.

20.2.2. EMES Financing

On May 11, 2016, EMES, an investment vehicle with the participation of the main officers of the Company and other international investors, entered into an agreement pursuant to which EMES granted a loan in the amount of US$ 50 million to the Company, which was used to partially pay the purchase price to the transaction.

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

On October 25, the Company and EMES agreed to cancel the loan with the partial assignment of the principal of the PPSL credit for an amount of US$ 77.4 million. On November 1, 2016, PPSL canceled its debt with EMES through the delivery of 11,090,286 Petrobras’ ADRs.

20.2.3. YPF Financing

On May 13, 2016, the Company executed a credit agreement with YPF under which YPF undertook to grant a loan to the Company in the amount of US$ 140 million, which were destined by the Company to partially finance the Transaction. To guarantee the performance of its obligations under this financing, the Company granted a pledge on PEPASA’s shares held by it, which represent approximately 49% of PEPASA’s capital stock and voting rights.

On October 14, 2016, the Company pre-paid US$ 20 million of the YPF Financing.

As of December 31, 2016, the outstanding balance of the loan was offset with the receivable for the price balance owed by YPF to Petrobras under the agreements for the transfer of Río Neuquén and Aguada de la Arena consortiums.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

On March 9, 2017, the Board Directors resolved to approve the cancellation by YPF of the price balance payable for the transfer to YPF of the participations in Río Neuquén and Aguada de la Arena areas, through the assignment of the loan the Company held with YPF, since Pampa and Petrobras were undergoing a merger process, and the Company has taken on the management of Petrobras pursuant to the decision made by the Shareholders’ Meeting dated February 16, 2017. Furthermore, the Board of Directors agreed that Pampa, in its capacity as assigned debtor, should replace YPF. Finally, the parties agreed on the repayment of the due balances under the described terms and conditions.

20.3 Global Corporate Bonds Program

The Company has the following programs in place: (i) a simple CBs Program (non-convertible into shares) for a maximum amount of US$500 million, which was authorized by CNV Resolution No. 17,162, effective until August 15, 2018; and (ii) a simple or convertible CBs Program for up to US$ 2,000 million, which was authorized by CNV Resolution No. 18,426, effective until December 29, 2021.

The Company’s Shareholders’ Meeting held on April 7, 2017 approved the issuance of CBs convertible into common shares and American Depositary Shares (“ADRs”) for a face value of US$ 500 million subject to certain conditions, mainly regarding the Company’s ADR price.

On January 16, 2018, the Company informed the CNV that, following the sales transactions in the refining and distribution segment (Note 1.5.1) and of certain oil assets (Note 1.5.2), the resulting fund inflow would allow the Company to afford the defined strategic investments. Therefore, the issuance of corporate bonds convertible into shares is not deemed necessary.

20.4 Guarantees on loans

On September 27, 2017, Greenwind entered into a loan agreement with Corporación Interamericana de Inversiones, Banco Interamericano de Desarrollo, Banco Santander, and Industrial and Commercial Bank of China Limited (ICBC) Dubai Branch in the amount of US$ 104 million, which will be used to finance the construction, operation and maintenance of the 100 MW wind farm currently being developed in Bahía Blanca, Province of Buenos Aires.

The facility will have a nine-year term as from its execution date and will be repaid in 14 six-monthly consecutive installments, the first one becoming due on May 15, 2020.

Pampa granted a bond for the whole facility’s principal to guarantee the operation.

On October 20 and November 13, 2017, Greenwind collected the entire financing

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 20: (Continuation)

20.5 TGS Financing

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

On October 7, 2015, all rights under the Arbitration Proceeding were assigned to a trust formed abroad to TGS and consequently, on that date the effects of the transaction were recognized according to the following breakdown:

Loan principal balance	244
Interest and taxes	80
Total TGS loan	324

Rights over arbitration proceedings	(109)

Gain from discharge / cancellation of TGS loan	215

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 21: DEFERRED REVENUE

	12.31.2017	12.31.2016
Non current
Customer contributions not subject to repayment	195	200
Total non current	195	200

Current
Customer contributions not subject to repayment	3	1
Total current	3	1

NOTE 22: SALARIES AND SOCIAL SECURITY PAYABLE

	12.31.2017	12.31.2016
Non current
Seniority - based bonus	116	89
Early retirements payable	4	5
Total non current	120	94

Current
Salaries and social security contributions	579	419
Provision for vacations	671	617
Provision for gratifications and annual bonus for efficiency	899	705
Early retirements payable	5	4
Total current	2,154	1,745

NOTE 23: INCOME TAX AND MINIMUM PRESUME TAX LIABILITY

	12.31.2017	12.31.2016
Non current
Income tax, net of witholdings and advances	848	837
Minimum notional income tax, net of witholdings and advances	15	97
Total non current	863	934

Current
Income tax, net of witholdings and advances	880	1,451
Minimum notional income tax, net of witholdings and advances	63	3
Total current	943	1,454

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 24: (Continuation)

As of December 31, 2017 and 2016, the most relevant actuarial information corresponding to the described benefit plans is the following:

	12.31.2017
	Present value of the obligation	Fair value of plan assets	Net liability at the end of the year
Liabilities at the beginning	1,188	(155)	1,033
Items classified in profit or loss (1)
Current services cost	58	-	58
Cost for interest	280	(23)	257
Cost for past service	28	-	28
Items classified in other comprehensive income
Actuarial losses (gains) (2)	(21)	10	(11)
Exchange differences on translation	32	(16)	16
Benefit payments	(105)	7	(98)
Contributions paid	-	(7)	(7)
Reclasification to liabilities associated to assets classified as held for sale	(268)	105	(163)
At the end	1,192	(79)	1,113

(1)     Includes $ 25 million corresponding to discontinued operations.

(2)     Includes $ 10 million corresponding to discontinued operations.

	12.31.2016			12.31.2015
	Present value of the obligation	Present value of assets	Net liability at the end of the year	Present value of the obligation
Liabilities at the beginning	310	-	310	223
Items classified in profit or loss (1)
Current services cost	42	-	42	36
Cost for interest	208	(13)	195	86
Items classified in other comprehensive income
Actuarial losses (gains) (2)	73	5	78	1
Benefit payments	(76)	2	(74)	(36)
Contributions paid	-	(2)	(2)	-
Increase for subsidiries acquisition	631	(147)	484	-
At the end	1,188	(155)	1,033	310

(1)     Includes a loss of $ 5 million corresponding to discontinued operations for 2016.

(2)     Includes $ 9 million corresponding to discontinued operations for 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 24: (Continuation)

As of December 31, 2017, net liability by type of plan, is as follows: a) 177 million corresponding to Indemnity plan; b) 274 million corresponding to Compensatory plan and c) 662 million corresponding to Collective agreements.

As of December 31, 2016, net liability by type of plan, is as follows: a) 157 million corresponding to Indemnity plan; b) 270 million corresponding to Compensatory plan and c) 606 million corresponding to Collective agreements.

Estimated expected benefits payments for the next ten years are shown below. The amounts in the table represent the undiscounted cash flows and therefore do not reconcile to the obligations recorded at the end of the year.

12.31.2017
Less than one year	121
One to two years	84
Two to three years	74
Three to four years	89
Four to five years	81
Six to ten years	377

Significant actuarial assumptions used were as follows:

	12.31.2017	12.31.2016	12.31.2015
Discount rate	4%	5%	6%
Salaries increase	1%	1%	2%
Average inflation	15%	21%	32%

The following sensitivity analysis shows the effect of a variation in the discount rate and salaries increase on the obligation amount:

12.31.2017
Discount rate: 4%
Obligation	1,298
Variation	106
10%

Discount rate: 6%
Obligation	1,102
Variation	(90)
(8%)

Salaries increase: 0%
Obligation	1,126
Variation	(66)
(6%)

Salaries increase: 2%
Obligation	1,269
Variation	77
7%

The sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. Therefore, the presented analysis may not be representative of the actual change in the defined benefit obligation. The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 25: TAX LIABILITIES

	12.31.2017	12.31.2016
Non current
Value added tax	219	287
Sales tax	17	9
Payment plans	130	10
Total non current	366	306

Current
Value added tax	526	840
Municipal, provincial and national contributions	398	377
Payment plans	61	3
Municipal taxes	69	58
Tax withholdings to be deposited	195	381
Stamp tax payable	10	10
Royalties	138	165
Extraordinary Canon	553	527
Sales tax	-	14
Other	15	17
Total current	1,965	2,392

NOTE 26: PROVISIONS

	Note	12.31.2017	12.31.2016
Non Current
Provisions for contingencies		3,468	3,977
Asset retirement obligation		918	1,719
Environmental remediation		15	174
Onerous contract (Ship or pay)	42	-	366
Other provisions		34	31
		4,435	6,267

Current
Provisions for contingencies		129	94
Asset retirement obligation		152	143
Environmental remediation		127	175
Onerous contract (Ship or pay)	42	389	394
		798	806

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 26: (Continuation)

	12.31.2017
	For contingencies	Asset retirement obligation	For environmental remediation

At the beginning of the year	4,071	1,862	349
Increases	980	634	98
Reclasification	(209)	(16)	16
Decreases	(881)	(166)	(135)
Reclasification to liabilities associated to assets classified as held for sale	-	(875)	(184)
Reversal of unused amounts	(364)	(369)	(2)
At the end of the year	3,597	1,070	142

	12.31.2016
	For contingencies	Asset retirement obligation	For environmental remediation

At the beginning of the year	335	49	-
Increases	472	629	210
Increases for purchases of subsidiaries	3,333	1,210	235
Decreases	(69)	(26)	(96)
At the end of the year	4,071	1,862	349

	12.31.2015
	For contingencies	Asset retirement obligation

At the beginning of the year	141	3
Increases	228	46
Decreases	(34)	-
At the end of the year	335	49

26.1 Provision for Environmental remediation

The Company is subject to extensive environmental regulations in Argentina and in the other countries in which it operates. The Company’s management believes that its current operations are in compliance with applicable environmental requirements, as currently interpreted and enforced, including regulatory remediation commitments assumed. The Company undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on these new projects have not had any material adverse impact on Pampa Energía’s business.

The Company has performed a sensitivity analysis relating to the discount rate. The 1% increase or decrease in the discount rate would not have a significant impact on the Company’s results of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 26: (Continuation)

26.2  Provision for well plugging and abandonment

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

26.3  Provision for legal proceedings

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

NOTE 27: REVENUE

	12.31.2017	12.31.2016	12.31.2015

Sales of energy to the Spot Market	5,546	2,411	1,050
Sales of energy by contract	3,965	2,187	1,357
Other sales	49	11	11
Generation subtotal	9,560	4,609	2,418

Energy sales	24,170	12,952	3,721
Right of use of poles	131	99	76
Connection and reconnection charges	38	19	5
Other sales	-	9	-
Distribution subtotal	24,339	13,079	3,802

Oil, Gas and liquid sales	8,271	4,746	848
Other sales	560	117	-
Oil and gas subtotal	8,831	4,863	848

Administrative services sales	383	50	37
Other sales	5	2	1
Holding and others subtotal	388	52	38

Petrochemicals sales	7,229	2,507	-
Petrochemicals subtotal	7,229	2,507	-
Total revenue	50,347	25,110	7,106

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 28: COST OF SALES

	12.31.2017	12.31.2016	12.31.2015
Inventories at the beginning of the year	3,360	225	136

Plus: Charges for the year
Incorporation of inventories for acquisition of companies	-	3,072	-
Purchases of inventories, energy and gas	19,649	9,110	2,496
Salaries and social security charges	4,659	3,450	2,196
Benefits to personnel	164	77	36
Accrual of defined benefit plans	169	134	97
Fees and compensation for services	1,948	1,125	586
Property, plant and equipment depreciations	3,222	2,068	641
Intangible assets amortization	33	28	29
Transport of energy	79	11	16
Consumption of materials	645	390	297
Penalties (1)	269	2,377	260
Maintenance	422	366	128
Canons and Royalties	1,295	602	139
Environmental control	64	33	-
Rental and insurance	264	174	79
Surveillance and security	141	95	53
Taxes, rates and contributions	67	45	25
Communications	45	36	15
Water consumption	25	14	9
Other	233	81	25
Subtotal	33,393	23,288	7,127

Less: Inventories at the end of the year	(2,326)	(3,360)	(225)
Total cost of sales	34,427	20,153	7,038

(1)    Includes $ 414 million of recover by penalties (Note 2.3)

NOTE 29: SELLING EXPENSES

	12.31.2017	12.31.2016	12.31.2015
Salaries and social security charges	618	482	311
Accrual of defined benefit plans	14	13	12
Fees and compensation for services	593	496	333
Compensation agreements	132	157	74
Property, plant and equipment depreciations	56	50	35
Taxes, rates and contributions	696	343	95
Communications	177	129	59
Penalties	266	182	24
Doubtful accounts	254	235	27
Transport	85	29	-
Other	13	16	3
Total selling expenses	2,904	2,132	973

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 30: ADMINISTRATIVE EXPENSES

	12.31.2017	12.31.2016	12.31.2015
Salaries and social security charges	1,953	1,517	527
Benefits to the personnel	140	53	16
Accrual of defined benefit plans	135	85	13
Fees and compensation for services	1,338	1,222	294
Compensation agreements	468	236	101
Directors' and Syndicates' fees	95	65	44
Property, plant and equipment depreciations	110	55	15
Consumption of materials	61	38	23
Maintenance	60	33	3
Transport and per diem	44	25	6
Rental and insurance	138	115	77
Surveillance and security	94	51	26
Taxes, rates and contributions	102	37	45
Communications	48	30	9
Institutional advertising and promotion	56	29	1
Other	63	37	21
Total administrative expenses	4,905	3,628	1,221

NOTE 31: EXPLORATION EXPENSES

	12.31.2017	12.31.2016	12.31.2015
Geological and geophysical expenses	17	18	-
Decrease in unproductive wells	27	76	3
Total exploration expenses	44	94	3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 32: OTHER OPERATING INCOME AND EXPENSES

Other operating income	Note	12.31.2017	12.31.2016	12.31.2015
Recovery of expenses		1	48	7
Recovery of doubtful accounts		86	29	1
Surplus Gas Injection Compensation		2,340	2,037	547
Commissions on municipal tax collections		32	21	15
Services to third parties		190	109	54
Profit for property, plant and equipment sale		5	91	-
Dividends received		33	6	4
Recognition of income - provisional remedies Note MEyM No 2016-04484723		-	1,126	-
Income recognition on account of the RTI - SE Res. No. 32/15		-	419	5,025
Higher costs recognition - SE Res. No. 250/13 and subsequent Notes		-	82	551
Onerous contract (Ship or pay)	42	-	150	-
Reversal of contingencies provision		521	5	-
Gain from cancellation of TGS Loan		-	-	215
Other		180	41	98
Total other operating income		3,388	4,164	6,517

Other operating expenses
Provision for contingencies		(881)	(455)	(228)
Decrease in property, plant and equipment		(15)	(51)	(6)
Allowance for uncollectible tax credits		(14)	(29)	(95)
Net expense for technical functions		-	(18)	(13)
Tax on bank transactions		(817)	(473)	(176)
Other expenses FOCEDE		-	(15)	(60)
Cost for services provided to third parties		(39)	(32)	(52)
Compensation agreements		(45)	(109)	(48)
Donations and contributions		(38)	(17)	(7)
Institutional relationships		(65)	(44)	(18)
Extraordinary Canon		(314)	(366)	-
Contingent consideration	1.2.1	(171)	-	-
Onerous contract (Ship or Pay)		(90)	-	-
Other		(462)	(267)	(66)
Total other operating expenses		(2,951)	(1,876)	(769)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 33: FINANCIAL RESULTS

Finance income	12.31.2017	12.31.2016	12.31.2015
Commercial interest	986	677	239
Financial interest	334	67	61
Other interest	112	105	31
Total finance income	1,432	849	331

Finance expenses
Commercial interest	(1,030)	(1,021)	(194)
Fiscal interest	(260)	(76)	(75)
Financial interest (1)	(3,714)	(3,083)	(937)
Other interest	(5)	(3)	(2)
Taxes and bank commissions	(78)	(36)	(33)
Other financial expenses	(25)	(58)	(16)
Total financial expenses	(5,112)	(4,277)	(1,257)

Other financial results
Foreign currency exchange difference, net	(3,558)	(1,099)	(566)
Result from repurchase of Corporate Bonds	-	(4)	10
Changes in the fair value of financial instruments	1,471	1,120	2,271
Discounted value measurement	(141)	(65)	23
Asset retirement obligation	(40)	(32)	(19)
Other financial results	2	-	-
Total other financial results	(2,266)	(80)	1,719

Total financial results, net	(5,946)	(3,508)	793

 (1) Net of $ 369 million, $ 419 million and $ 434 million capitalized in property, plant and equipment for the years ended December 31, 2017, 2016 and 2015, respectively.

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

The calculation of diluted earnings (loss) per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earning (loss) per share equal to the basic. As of December 31, 2017 and 2016, the Company does not hold any significant potential dilutive shares, therefore there are no differences with the basic earnings (loss) per share.

	12.31.2017	12.31.2016	12.31.2015
Earning (loss) for continuing operations attributable to the equity holders of the Company	4,623	(93)	3,065
Weighted average amount of outstanding shares	1,971	1,736	1,347
Basic and diluted earnings (loss) per share for continuing operations	2.3455	(0.0536)	2.2760

(Loss) Earning for discontinued operations attributable to the equity holders of the Company	(17)	82	-
Weighted average amount of outstanding shares	1,971	1,736	1,347
Basic and diluted (loss) earnings per share for discontinued operations	(0.0086)	0.0472	-

Earning (loss) attributable to the equity holders of the Company	4,606	(11)	3,065
Weighted average amount of outstanding shares	1,971	1,736	1,347
Basic and diluted earnings (loss) per share	2.3369	(0.0063)	2.2760

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 35: SEGMENT INFORMATION

The Company is an integrated energy company in Argentina, which participates in the various segments of the electricity sector, in the exploration and production of gas and oil, in petrochemicals and in the refining and distribution of fuels.

Through its own activities, subsidiaries and share holdings in joint ventures, and based on the business nature, customer portfolio and risks involved, we were able to identify the following business segments:

Generation, consisting of the Company’s direct and indirect interests in CPB, HINISA, HIDISA, PACOSA, Greenwind, PEFMSA, PEA, Enecor, TMB, TJSM and through its own electricity generation activities through centrales térmicas Güemes, Loma de la Lata, Genelba and Econoergía, the Pichi Picún Leufú hydroelectric complex.

Distribution of Energy, consisting of the Company’s direct interest in Edenor.

Oil and Gas, consisting of the Company’s own interests in oil and gas areas and through its direct interest in PELSA and investments in Oldelval and OCP associates. As of December 31, 2017 and 2016, the Company has classified the results corresponding to the divestment mentioned in Note 1.5.2 as discontinued operations.

Refining and Distribution, consisting of the Company’s own operations in the refinery at Bahía Blanca and the service station network, the equity interest in Refinor associate and the commercialization of the oil produced in Argentina, which is transferred at market prices from the Oil and Gas segment. As of December 31, 2017 and 2016, the Company has classified the results corresponding to the divestment mentioned in Note 1.5.1 as discontinued operations.

Petrochemicals, comprising of the Company’s own styrenics operations and the catalytic reformer plant operations conducted in Argentine plants.

Holding and Other Business, consisting of financial investment transactions, holding activities, and interests in joint businesses CITELEC and CIESA and their respective subsidiaries, which hold the concession over the high voltage electricity transmission nationwide and over gas transportation in the South of the country, respectively.

The Company manages its operating segment based on its individual net results.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 35: (Continuation)

Consolidated profit and loss information as of December 31, 2017	Generation	Distribution of energy	Oil and gas	Refining and Distribution	Petrochemicals	Holding and others	Eliminations	Consolidated
Revenue	9,560	24,339	8,831	-	7,229	388	-	50,347
Intersegment sales	37	-	1,810	-	-	36	(1,883)	-
Cost of sales	(5,358)	(17,667)	(6,581)	-	(6,655)	(3)	1,837	(34,427)
Gross profit (loss)	4,239	6,672	4,060	-	574	421	(46)	15,920

Selling expenses	(94)	(2,079)	(455)	-	(290)	-	14	(2,904)
Administrative expenses	(357)	(1,444)	(975)	-	(74)	(2,095)	40	(4,905)
Exploration expenses	-	-	(44)	-	-	-	-	(44)
Other operating income	420	97	2,522	-	64	289	(4)	3,388
Other operating expenses	(149)	(758)	(776)	-	(571)	(697)	-	(2,951)
Reversal of impairment of property, plant and equipment	-	461	-	-	-	-	-	461
Reversal of impairment of intangible assets	-	82	-	-	-	-	-	82
Share of profit (loss) from joint ventures	(50)	-	-	-	-	1,114	-	1,064
Share of profit from associates	-	-	44	-	-	-	-	44
Operating profit (loss)	4,009	3,031	4,376	-	(297)	(968)	4	10,155

Finance income	881	272	96	-	10	214	(41)	1,432
Finance expenses	(932)	(1,595)	(245)	-	-	(2,381)	41	(5,112)
Other financial results	55	(9)	(193)	-	11	(2,130)	-	(2,266)
Financial results, net	4	(1,332)	(342)	-	21	(4,297)	-	(5,946)
Profit (loss) before income tax	4,013	1,699	4,034	-	(276)	(5,265)	4	4,209

Income tax and minimum notional income tax	85	(417)	(389)	-	-	2,088	-	1,367
Profit (loss) for the year from continuing operations	4,098	1,282	3,645	-	(276)	(3,177)	4	5,576

Profit (loss) for the year from discontinued operations	-	-	121	(43)	-	-	16	94
Profit (loss) for the year	4,098	1,282	3,766	(43)	(276)	(3,177)	20	5,670

Depreciation and amortization	845	443	1,956	-	117	60	-	3,421

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 35: (Continuation)

Consolidated profit and loss information as of December 31, 2017	Generation	Distribution of energy	Oil and gas	Refining and Distribution	Petrochemicals	Holding and others	Eliminations	Consolidated
Total profit (loss) attributable to:
Owners of the Company	3,890	951	3,241	(43)	(276)	(3,177)	20	4,606
Non - controlling interest	208	331	525	-	-	-	-	1,064

Consolidated statement of financial position as of December 31, 2017
Assets	22,833	26,149	22,116	5,887	3,161	29,449	(5,128)	104,467
Liabilities	7,635	24,460	10,446	3,599	2,406	40,948	(5,139)	84,355

Additional consolidated information as of December 31, 2017
Increases in property, plant and equipment	6,277	4,137	4,195	154	110	116	-	14,989

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 35: (Continuation)

Consolidated profit and loss information as of December 31, 2016	Generation	Distribution of energy	Oil and gas	Refining and Distribution	Petrochemicals	Holding and others	Eliminations	Consolidated
Revenue	4,609	13,079	4,863	-	2,507	52	-	25,110
Intersegment sales	15	-	716	-	-	28	(759)	-
Cost of sales	(2,726)	(12,220)	(3,737)	-	(2,207)	(3)	740	(20,153)
Gross profit (loss)	1,898	859	1,842	-	300	77	(19)	4,957

Selling expenses	(65)	(1,618)	(334)	-	(110)	(5)	-	(2,132)
Administrative expenses	(392)	(1,171)	(632)	-	(15)	(1,446)	28	(3,628)
Exploration expenses	-	-	(94)	-	-	-	-	(94)
Other operating income	55	1,718	1,892	-	-	560	(61)	4,164
Other operating expenses	(104)	(465)	(826)	-	(263)	(282)	64	(1,876)
Share of loss from joint ventures	-	-	-	-	-	105	-	105
Share of profit (loss) from associates	-	-	11	(1)	-	(3)	-	7
Income from the sale of subsidiaries and financial assets	-	-	-	-	-	480	-	480
Operating profit (loss)	1,392	(677)	1,859	(1)	(88)	(514)	12	1,983

Finance income	600	206	103	-	2	105	(167)	849
Finance expenses	(750)	(1,645)	(730)	-	-	(1,320)	168	(4,277)
Other financial results	228	(360)	22	-	(3)	35	(2)	(80)
Financial results, net	78	(1,799)	(605)	-	(1)	(1,180)	(1)	(3,508)
Profit (loss) before income tax	1,470	(2,476)	1,254	(1)	(89)	(1,694)	11	(1,525)

Income tax and minimum notional income tax	(317)	753	(305)	-	-	1,070	-	1,201
Profit (loss) for the year from continuing operations	1,153	(1,723)	949	(1)	(89)	(624)	11	(324)
Profit for the year from discontinued operations	-	-	(74)	75	-	-	71	72
Profit (loss) for the year	1,153	(1,723)	875	74	(89)	(624)	82	(252)
Depreciation and amortization	378	364	1,398	-	35	26	-	2,201

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 35: (Continuation)

Consolidated profit and loss information as of December 31, 2016	Generation	Distribution of energy	Oil and gas	Refining and Distribution	Petrochemicals	Holding and others	Eliminations	Consolidated
Total profit (loss) attributable to:
Owners of the Company	1,045	(1,147)	627	74	(89)	(603)	82	(11)
Non - controlling interest	108	(576)	248	-	-	(21)	-	(241)

Consolidated statement of financial position as of December 31,2016
Assets	19,577	17,219	19,414	6,259	2,812	19,494	(7,498)	77,277
Liabilities	8,632	18,856	11,662	3,267	2,401	25,883	(7,498)	63,203

Additional consolidated information as of December 31, 2016
Increases in property, plant and equipment	2,378	2,703	3,051	165	58	85	-	8,440
Increases in intangible assets	108	-	994	224	-	-	-	1,326

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 35: (Continuation)

Consolidated profit and loss information at December 31, 2015	Generation	Distribution of energy	Oil and gas	Holding and others	Eliminations	Consolidated
Revenue	2,418	3,802	848	38	-	7,106
Intersegment sales	-	-	96	16	(112)	-
Cost of sales	(1,282)	(5,189)	(660)	(3)	96	(7,038)
Gross profit (loss)	1,136	(1,387)	284	51	(16)	68

Selling expenses	(24)	(833)	(116)	-	-	(973)
Administrative expenses	(262)	(697)	(150)	(128)	16	(1,221)
Exploration expenses	-	-	(3)	-	-	(3)
Other operating income	91	5,656	552	218	-	6,517
Other operating expenses	(79)	(599)	(82)	(9)	-	(769)
Reversal of impairment of property, plant and equipment	25	-	-	-	-	25
Share of profit in joint ventures	-	-	-	9	-	9
Share of loss in associates	-	-	-	(10)	-	(10)
Operating profit	887	2,140	485	131	-	3,643

Finance income	295	96	1	26	(87)	331
Finance expenses	(358)	(577)	(389)	(20)	87	(1,257)
Other financial results	(82)	(870)	419	2,252	-	1,719
Financial results, net	(145)	(1,351)	31	2,258	-	793
Profit before income tax	742	789	516	2,389	-	4,436

Income tax and minimun notional income tax	(192)	(176)	(164)	(55)	-	(587)
Profit for the year	550	613	352	2,334	-	3,849

Depreciation and amortization	149	295	276	-	-	720

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 35: (Continuation)

Consolidated profit and loss information at December 31, 2015	Generation	Distribution of energy	Oil and gas	Holding and others	Eliminations	Consolidated
Total profit attributable to:
Owners of the Company	497	59	175	2,334	-	3,065
Non - controlling interest	53	554	177	-	-	784

Consolidated statement of financial position as of December 31, 2015
Assets	8,051	11,737	3,970	6,563	(1,171)	29,150
Liabilities	5,956	11,673	3,361	950	(1,171)	20,769

Additional consolidated information as of December 31, 2015
Increases of property, plant and equipment	1,516	2,518	2,214	-	-	6,248

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 36: RELATED PARTIES´ TRANSACTIONS

a)    Sales of goods and services

	12.31.2017	12.31.2016	12.31.2015
Joint ventures:
Transener (1)	28	15	15
TGS (2)	527	254	-
Associates and other related parties:
CYCSA	-	14	2
TGS (2)	-	-	40
Refinor (3)	126	45	-
Oldelval	4	1	-
	685	329	57

(1)    Corresponds to advisory services in technical assistance.

(2)    Corresponds to advisory services in technical assistance and gas and refined products sales.

(3)    Corresponds to oil sales.

b)    Purchases of goods and services

	12.31.2017	12.31.2016	12.31.2015
Joint ventures:
Transener	(7)	(10)	(5)
TGS (1)	(197)	(132)	-
SACME	(47)	(35)	(27)
Associates and other related parties:
Origenes Vida	(13)	(6)	-
TGS (1)	-	-	(3)
Refinor (2)	(393)	(117)	-
Oldelval (3)	(74)	(31)	-
	(731)	(331)	(35)

(1)    Corresponds to natural gas transportation services.

(2)    Corresponds to purchase of refined products.

(3)    Corresponds to oil transportation services.

c)     Fees for services

	12.31.2017	12.31.2016	12.31.2015
Associates and other related parties:
Salaverri, Dellatorre, Burgio & Wetzler	(16)	(23)	(1)
	(16)	(23)	(1)

Corresponds to fees for legal advice.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 36: (Continuation)

d)    Other operating income

	12.31.2017	12.31.2016	12.31.2015
Associates and other related parties:
TGS	-	-	215
CYCSA	-	-	6
OCP	-	150	-
	-	150	221

Corresponds to onerous contract (Ship or Pay).

e)     Other operating expenses

	12.31.2017	12.31.2016	12.31.2015
Associates and other related parties:
OCP (1)	(90)	-	-
Foundation (2)	(35)	(13)	(3)
	(125)	(13)	(3)

(1)     Corresponds to onerous contract (Ship or Pay).

(2)     Corresponds to donations.

f)     Finance income

	12.31.2017	12.31.2016	12.31.2015
Joint ventures:
TGS	65	24	-
	65	24	-

Corresponds to finance leases.

g)     Finance expenses

	12.31.2017	12.31.2016	12.31.2015
Associates and other related parties:
TGS	-	-	(12)
Orígenes Retiro	(6)	(7)	-
Grupo EMES (1)	-	(417)	-
	(6)	(424)	(12)

(1)     Note 20.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 36: (Continuation)

h)    Corporate Bonds transactions

Purchase of Corporate Bonds

	12.31.2017	12.31.2016	12.31.2015
Associates and other related parties:
Orígenes Retiro	-	666	-
	-	666	-

Sale of Corporate Bonds

	12.31.2017	12.31.2016	12.31.2015
Associates and other related parties:
Orígenes Retiro	-	590	-
	-	590	-

i)      Dividends received

	12.31.2017	12.31.2016	12.31.2015
Associates and other related parties:
CIESA	-	4	-
Oldelval	7	-	-
TJSM	8	3	-
TMB	10	3	-
	25	10	-

j)      Payment of dividends

Associates and other related parties:	12.31.2017	12.31.2016	12.31.2015
EMESA	(44)	(34)	-
APCO Oil	(44)	(45)	-
Ultracore	-	(3)	-
	(88)	(82)	-

k)    Key management personnel remuneration

The total remuneration to executive directors accrued during the year ended December 31, 2017, 2016 and 2015 amounts to $ 740 million ($ 95 million in Directors' and Sindycs' fees and $ 645 in the accrual of the Company-Value Compensation, EBDA Compensation and Stock-based Compensation Plans, of which $ 510 million correspond to compensation based on shares), $ 567 million ($ 65 million in Directors' and Sindycs' fees and $ 502 in the accrual of the Company-Value Compensation, EBDA Compensation and Stock-based Compensation Plan, of which $ 406 million correspond to compensation based on shares), and $ 267 million ($ 44 million in Directors' and Sindycs' fees and $ 223 in the accrual of the Company-Value Compensation and EBDA), respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 36: (Continuation)

l)      Balances with related parties:

As of December 31, 2017	Trade receivables	Other receivables
	Current	Non Current	Current
Joint ventures:
Transener	5	-	-
TGS	129	789	75
Greenwind	-	-	127
SACME	-	5	-
Associates and other related parties:
Ultracore	-	-	10
Refinor	10	-	-
SACDE	25	-	2
Other	1	-	1
	170	794	215

As of December 31, 2017	Trade payables	Other payables	Borrowings		Provisions
	Current	Current	Non Current	Current	Current
Joint ventures:
TGS	17	-	-	-	-
SACME	-	5	-	-	-
Associates and other related parties:
Orígenes Seguro de vida	-	-	-	2	-
Orígenes Retiro	-	-	14	2	-
OCP	-	-	-	-	389
Refinor	53	-	-	-	-
Oldelval	9	-	-	-	-
Other	-	7	-	-	-
	80	12	14	4	389

According to paragraphs 25 and 26 of IAS 24, Edenor applied the disclosure exemption in relation to related party transactions with a governmental agency that has control, joint control or significant influence. As of December 31, 2017, ANSES holds Edenor's Notes due 2022 amounting to $ 317 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 36: (Continuation)

As of December 31, 2016	Trade receivables	Other receivables
	Current	Non Current	Current
Joint ventures:
Transener	10	-	-
TGS	90	733	88
SACME	-	7	1
Associates and other related parties:
Ultracore	-	-	4
Refinor	6	-	4
Oldelval	1	-	-
Other	1	-	1
	108	740	98

As of December 31, 2016	Trade payables	Other payables	Borrowings		Provisions
	Current	Current	Non Current	Current	Non Current	Current
Joint ventures:
Transener	9	-	-	-	-	-
TGS	116	-	-	-	-	-
SACME	-	5	-	-	-	-
Associates and other related parties:
Orígenes Retiro	-	-	16	21	-	-
OCP	-	-	-	-	366	394
UTE Apache	-	5	-	-	-	-
Refinor	32	-	-	-	-	-
Oldelval	22	-	-	-	-	-
Other	2	4	-	-	-	-
	181	14	16	21	366	394

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 37: FINANCIAL INSTRUMENTS

The following chart presents financial instruments by category:

As of December 31, 2017	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade receivables and other receivables	21,512	590	22,102	2,085	24,187
Financial assets at amortized cost
Government securities	11	-	11	-	11
Trusts	14	-	14	-	14
Financial assets at fair value through profit and loss
Government securities	-	5,024	5,024	-	5,024
Shares	-	150	150	-	150
Investment funds	-	9,589	9,589	-	9,589
Derivative financial instruments	-	4	4	-	4
Cash and cash equivalents	799	-	799	-	799
Total	22,336	15,357	37,693	2,085	39,778

Liabilities
Trade and other liabilities	18,142	1,885	20,027	4,429	24,456
Borrowings	42,966	-	42,966	-	42,966
Derivative financial instruments	-	82	82	-	82
Total	61,108	1,967	63,075	4,429	67,504

As of December 31, 2016	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade receivables and other receivables	17,553	29	17,582	1,031	18,613
Financial assets at amortized cost
Government securities	46	-	46	-	46
Corporate securities	1	-	1	-	1
Trusts	38	-	38	-	38
Financial assets at fair value through profit and loss
Government securities	-	1,576	1,576	-	1,576
Corporate securities	-	12	12	-	12
Shares	-	150	150	-	150
Investment funds	-	3,189	3,189	-	3,189
Derivative financial instruments	-	13	13	-	13
Cash and cash equivalents	1,360	61	1,421	-	1,421
Total	18,998	5,030	24,028	1,031	25,059

Liabilities
Trade and other liabilities	13,016	1,347	14,363	3,840	18,203
Borrowings	25,972	-	25,972	-	25,972
Total	38,988	1,347	40,335	3,840	44,175

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 37: (Continuation)

The categories of financial instruments have been determined according to IFRS 9.

The income, expenses, gains and losses derived from each of the financial instrument categories are indicated below:

As of December 31, 2017	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non Financial assets/ liabilities	Total
Interest income	1,277	155	1,432	-	1,432
Interest expense	(4,767)	-	(4,767)	(242)	(5,009)
Foreign exchange, net	(4,353)	1,115	(3,238)	(320)	(3,558)
Results from financial instruments at fair value	-	1,471	1,471	-	1,471
Other financial results	(245)	-	(245)	(37)	(282)
Total	(8,088)	2,741	(5,347)	(599)	(5,946)

As of December 31, 2016	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non Financial assets/ liabilities	Total
Interest income	845	4	849	-	849
Interest expense	(3,700)	(417)	(4,117)	(66)	(4,183)
Foreign exchange, net	(1,369)	250	(1,119)	20	(1,099)
Results from financial instruments at fair value	-	1,120	1,120	-	1,120
Other financial results	(166)	3	(163)	(32)	(195)
Total	(4,390)	960	(3,430)	(78)	(3,508)

As of December 31, 2015	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and losss	Subtotal financial assets/liabilities	Non Financial assets/ liabilities	Total
Interest income	327	4	331	-	331
Interest expense	(1,137)	-	(1,137)	(71)	(1,208)
Foreign exchange, net	(1,027)	461	(566)	-	(566)
Results from financial instruments at fair value	-	2,271	2,271	-	2,271
Other financial results	(17)	1	(16)	(19)	(35)
Total	(1,854)	2,737	883	(90)	793

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 38: CONTINGENCIES

38.1. Actions brought against the Company

38.1.1 Distribution of energy segment

38.1.1.1 Legal action brought by “Consumidores Financieros Asociación civil para su defensa”.

Purpose:

1) Reimbursement of the Value Added Tax (VAT) percentage paid alleged on the illegally “widened” taxable basis due to the incorporation of the FNEE. Distribution companies, the defendants, had not paid this tax when CAMMESA invoiced them the electricity purchased for distribution purposes.

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

Amount: undetermined

Procedural stage of the proceedings: On April 22, 2010, Edenor answered the complaint and filed a motion to dismiss for lack of standing (“excepción de falta de legitimación”), requesting, at such opportunity, that a summons be served upon the Federal Government, the AFIP and the ENRE as third-party defendants. Notice of this was served upon the plaintiff. Although the plaintiff’s opposition to the requested summons had not yet been resolved, the proceedings were brought to trial, in response to which Edenor S.A. filed a motion for reversal with a supplementary appeal. The Court hearing the case granted the motion filed by Edenor S.A. and ordered that the Federal Government, the AFIP and the ENRE be summoned as third-party defendants, which has already taken place. These proceedings have been joined to those mentioned below. Without prejudice thereto, in the framework of the record of the proceedings, the case has been brought to trial.

Conclusion: no provision has been recorded for these claims in these financial statements as Edenor believes, based on both that which has been previously mentioned and the opinion of its legal advisors, that there exist solid arguments for them to be considered unfounded. It is estimated that the proceedings will not be terminated in 2018.

38.1.1.2 Legal action brought by ASOCIACIÓN DE DEFENSA DE DERECHOS DE USUARIOS Y CONSUMIDORES – ADDUC

Purpose: that Court be ordered to reduce or mitigate the default or late payment interest rates charged to customers who pay their bills after the first due date, inasmuch as they violate section 31 of Law 24,240, ordering both the non application of pacts or accords that stipulate the interest rates that are being applied to the users of electricity –their unconstitutional nature– as well as the reimbursement of interest amounts illegally collected from the customers of the service from August 15, 2008 through the date on which the defendant complies with the order to reduce interest. It is also requested that the VAT and any other taxes charged on the portion of the surcharge illegally collected be reimbursed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 38: (Continuation)

Amount: undetermined

Procedural stage of the proceedings: On November 11, 2011, Edenor answered the complaint and filed a motion to dismiss for both lack of standing to sue (“excepción de falta de legitimación activa”) and the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”), currently in process, requesting as well that a summons be served upon the ENRE as a third-party defendant. Notice of these pleadings was served upon the plaintiff. Prior to rendering a decision on the motion to dismiss, the Court ordered that the Court in Contentious and Administrative Federal Matters No. 2 – Clerk’s Office No. 3 provide it with the proceedings “Consumidores Financieros Asociación Civil vs EDESUR and Other defendants, for breach of contract”. On April 8, 2014, the Court in Civil and Commercial Federal Matters No. 9 – Clerk’s Office No. 17 admitted the motion to dismiss due to the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”), and ordered that the proceedings be sent to Federal Court No. 2 – Clerk’s Office No. 3 to be dealt with thereat, thus joining them to the case entitled “consumidores financieros vs Edesur and other defendants, for breach of contract”. Apart from the fact that the proceedings have been received in the Court that currently hears the case, which continues in process, no significant events have occurred. As indicated in caption a) above, due to the joining of those proceedings to those herein described, these proceedings have been brought to trial.

Conclusion: no provision has been recorded for these claims in these financial statements as Edenor believes, based on both that which has been previously mentioned and the opinion of its legal advisors, that there exist solid arguments for them to be considered unfounded. It is estimated that this legal action will not be terminated in 2018.

38.1.2 Sales tax

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 38: (Continuation)

38.2. Actions submitted by the Company

38.2.1 Claim for the recognition of Gas Plus costs

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

38.2.2 Income tax

38.2.2.1. Inflation adjustment

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

As of December 31, 2017 the Company, HIDISA, HINISA and CTG will hold a provision for the additional income tax liabilities assessable for fiscal years mentioned in case the inflation adjustment had not been deducted. This provision amounts to $ 843 million including compensatory interest and was disclosed in the line “Income tax liability and minimum notional income tax non-current”.

On March 31, 2017, CTG adhered to the tax moratorium set forth by Act No. 27,260 for income taxes corresponding to fiscal year 2015 on account of the application of the above-described inflation adjustment mechanism.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 38: (Continuation)

38.2.2.2 Tax refund claim

The Company, HIDISA, HINISA and CPB have filed several tax refund claims in the amount of $ 1,228 million for overpaid income taxes taking into considerations the effects of the inflation adjustment mechanism.

On December 7, 2017, CPB collected the amount claimed for the 2002 period, which amounts to $ 4 million plus interest.

The Company considers it has a high probability of obtaining a favorable final and conclusive ruling.

38.2.3 Minimum national income tax

38.2.3.1 Tax refund claim

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

On August 25, 2016 CTLL obtained a favorable ruling by the Chamber of Appeals, which upheld the first instance decision sustaining the refund claim; however, the payment has not been received as of the date of these financial statements and the company is filing all applicable claims in this respect.

The Company considers it has a high probability of obtaining a favorable final and conclusive ruling.

38.2.3.2 Declaratory relief

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

During November and December, 2015, the Company and EGSSA (currently merged with the Company) received a favorable decision by the first-instance Court and the Chamber of Appeals, respectively, on the declaratory relief claim filed for fiscal period 2010.

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

On March 31, 2017, CTLL and EASA adhered to the tax moratorium set forth by Act No. 27,260 regarding claims for the 2011 period in the case of EASA, and the 2012, 2014 and 2015 periods in the case of CTLL.

As of December 31, 2017, and due to the uncertainty on whether it may obtain a favorable decision, the Company keeps a $ 97 million in the line “Income tax liability and minimum notional income tax non-current” for the fiscal periods in which no tax losses have been evidenced. As of December 31, 2016 the minimum notional income tax provision amounted to $ 97 million, including compensatory interest.

38.2.4 Distribution Segment

Legal action brought by Edenor (“Edenor S.A. VS FEDERAL GOVERNMENT – MINISTRY OF FEDERAL PLANNING / PROCEEDING FOR THE DETERMINATION OF A CLAIM AND MOTION TO LITIGATE IN FORMA PAUPERIS”)

On June 28, 2013, Edenor instituted these proceedings for the recognizance of a claim and the related leave to proceed in forma pauperis, both pending in the Federal Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 11 – Clerk’s Office No. 22.

Purpose of the main proceedings: To sue for breach of contract due to the Federal Government’s failure to perform in accordance with the terms of the “Agreement on the Renegotiation of the Concession Agreement” (“Acta Acuerdo de Renegociación del Contrato de Concesion” – the Adjustment Agreement) entered into with Edenor in 2006, and for damages caused as a result of such breach.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 38: (Continuation)

Procedural stage of the proceedings: On November 22, 2013, Edenor amended the complaint so as to extend it and claim more damages as a consequence of the Federal Government’s omission to perform the obligations under the aforementioned “Adjustment Agreement”. On February 3, 2015, the Court hearing the case ordered that notice of the complaint be served to be answered within the time limit prescribed by law, which was answered by the Federal Government in due time and in proper manner.  Subsequently, Edenor S.A. reported as new event, under the terms of Section 365 of the CPCCN, the issuance by the SEE of Resolution No. 32/15. After notice was served, the Court rejected the treatment thereof as an “event”, holding Edenor liable for costs. Edenor filed an appeal, which was admitted “with a postponed effect” (i.e. the Appellate Court will grant or reject the appeal when deciding on the granting or rejection of the appeal against final judgment). On October 16, 2015, the Attorney General’s Office requested to borrow the records for a term of 20 days, which were returned on December 1, 2015, in order to control the work done by the state’s attorneys. On December 4, 2015, Edenor requested the suspension of the procedural time-limits under the terms of section 157 of the CPCCN, in accordance with the provisions of SEE Resolution No. 32/15, notice of which has been served upon the defendant. On February 16, 2016, Edenor reiterated the request due to the revocation of SEE Resolution No. 32/15. At the date of issuance of this report, and by “agreement of the parties”, the procedural time-limits continue to be suspended.

Regarding the motion to litigate in forma pauperis that was filed on July 2, 2013, the discovery period has ended and the period for the parties to put forward their arguments on the merits of the evidence produced has begun. At the date of issuance of these financial statements, the procedural time-limits in this incidental motion, as those in the main proceedings, continue to be suspended.

Conclusion: Edenor believes that there exist solid legal arguments to support its claim. It is estimated that this legal action will not be terminated in 2018.

NOTE 39: LEASES

39.1 Operating

a.   As lesee

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 39: (Continuation)

As of December 31, 2017, 2016 and 2015, future minimum payments with respect to operating leases of use are as follow:

	12.31.2017	12.31.2016	12.31.2015
2016	-	-	48
2017	-	41	20
2018	84	8	6
2019	84	9	4
2020	35	6	-
2021	3	2	-
Total future minimum lease payments	206	66	78

Total expenses for operating leases of use for the years ended December 31, 2017 and 2016 are $ 85 million and $ 68 million, respectively.

b.   As lessor

Edenor has entered into operating assignment of use contracts with certain cable television companies granting them the right to use the poles of Edenor’s network. Most of these contracts include automatic renewal clauses.

As of December 31, 2017, 2016 and 2015, future minimum collections with respect to operating assignments of use are as follow:

	12.31.2017	12.31.2016	12.31.2015
2016	-	-	91
2017	137	109	85
2018	137	109	-
2019	131	103	-
Total future minimum lease collections	405	321	176

Total income from operating assignments of use for the years ended December 31, 2017 and 2016 is $ 131 million and $ 108.2 million, respectively.

39.2 Financial

Corresponds to the financing granted to TGS for the sale of certain properties, plant and equipment belonging to the Oil and Gas business segment. This agreement was entered into in August 11, 2016 and consists of the collection of 119 monthly installments of US$ 623 thousand and a purchase option for the same amount payable at the end of the 120 months of contract life. As of December 31, 2017, this credit is included in other current and non-current receivables in an amount of $ 72 million and $ 89 million, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 40: OPERATIONS IN HYDROCARBON CONSORTIUMS

40.1 General considerations

The Company is jointly and severally liable with the other participants for meeting the contractual obligations under these arrangements.

The production areas in Argentina are operated pursuant to concession production agreements with free hydrocarbons availability.

According to Law No.17,319, royalties equivalent to 12% of the wellhead price of crude oil and natural gas are paid in Argentina. The wellhead price is calculated by deducting freight and other sales related expenses from the sale prices obtained from transactions with third parties. This rate may increase from 3% to 4% depending to the producing jurisdiction and market value of the product.

40.2 Oil and gas areas and participation in joint-operations

As of December 31, 2017, the Company and associates are part of the joint operations and consortia for the exploration and production of oil and gas as indicated below:

			Participation			Duration Up To
Name	Note	Location	Direct	Indirect	Operator

Argentine production
25 de Mayo - Medanito S.E.	(g)	Río Negro	100.00%	-	PAMPA	2,026
Jagüel de los Machos	(g)	Río Negro	100.00%	-	PAMPA	2,025
Bajada del Palo	(g)	Neuquén	3.85%	43.07%	PELSA	2,025
Río Neuquén	(g)	Río Negro and Neuquén	33.07%	-	YPF	2027/2051
Entre Lomas	(g)	Río Negro and Neuquén	3.85%	43.07%	PELSA	2,026
Sierra Chata		Neuquén	45.56%	-	PAMPA	2,023
El Mangrullo		Neuquén	100.00%	-	PAMPA	2,025
La Tapera - Puesto Quiroga		Chubut	35.67%	-	Tecpetrol	2,027
El Tordillo		Chubut	35.67%	-	Tecpetrol	2,027
Aguaragüe		Salta	15.00%	-	Tecpetrol	2023/2027
Gobernador Ayala	(a)	Mendoza	22.51%	-	Pluspetrol	2,036
Charco del Palenque - Jarilla Quemada	(g)	Río Negro	3.85%	43.07%	PELSA	2034/2040
Anticlinal		Neuquén	15.00%	-	YPF	2,026
Estación Fernández Oro	(e)	Río Negro	15.00%	-	YPF	2,026
Rincón del Mangrullo	(e)	Neuquén	50.00%	-	YPF	2,051
Senillosa	(f)	Neuquén	85.00%	-	PAMPA	2,040

Foreign
Oritupano - Leona		Venezuela	-	22.00%	PDVSA	2,025
Acema		Venezuela	-	34.49%	PDVSA	2,025
La Concepción		Venezuela	-	36.00%	PDVSA	2,025
Mata		Venezuela	-	34.49%	PDVSA	2,025

Argentine exploration
Parva Negra Este		Neuquén	42.50%	-	PAMPA	2,018
Enarsa 1 (E1)	(c)	Argentine Continental Shelf	25.00%	-	YPF	-
Enarsa 3 (E3)	(c)	Argentine Continental Shelf	35.00%	-	PAMPA	-
Chirete		Salta	50.00%	-	High Luck Group Limited	2,017
Río Atuel		Mendoza	33.33%	-	Tecpetrol	2,018
Borde del Limay	(b)	Neuquén	85.00%	-	PAMPA	2,014
Los Vértices	(b)	Neuquén	85.00%	-	PAMPA	2,014
Veta Escondida y Rincón de Aranda		Neuquén	55.00%	-	PAMPA	2,027

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

(e)           The 15% interest in the assets corresponds to 12 wells in the Estación Fernandez Oro area and 10 wells in the Anticlinal area.

(f)            The company is currently conducting a process for the total reversal of the area.

(g)           In January 2018, the Company decided to sell these interests (Note 1).

40.3 Production concession in the Veta Escondida area

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

As of the date of these financial statements, the parties are negotiating a solution to the conflict taking into account the current situation of the industry and market.

40.4 New concession and changes in working interest oil and gas areas

40.4.1 Parva Negra Area

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

With the drilling and completion of an approximate 2,500-meter horizontal branch in the PNE.x-1001(h) well and the corresponding trials which are currently under way, there are no outstanding commitments under this permit. A one-year extension was requested to conduct tests and trials in the well and evaluate its production behavior in order to conclude the evaluation of the permit.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 40: (Continuation)

40.4.2 Senillosa Area

On May 18, 2016, and subject to certain conditions subsequent, PEPASA and Rovella agreed on the assignment of Rovella’s 35% interest in the whole Senillosa joint venture in favor of PEPASA in consideration of the forgiveness of a debt it held with the company. Thus, PEPASA now holds an 85% interest in the Senillosa joint venture.

Lastly, as of the date of these financial statements and as a result of the low pressure and production in the wells, the long-term production trial was terminated and the built facilities were dismantled. Therefore, PEPASA recorded an impairment of Property, Plant and Equipment in the amount of $ 35 million under “Exploration Expenses”.

During fiscal year 2017, tasks for the abandonment of 12 wells were initiated, which will be concluded in the first semester of 2018.

40.4.3 Río Neuquén and Aguada de la Arena areas

On October 14, 2016, the Company perfected the sale of its 33.33% interest in the “Río Neuquén” area concession and its whole interest in the “Aguada de la Arena” area concession to YPF. On October 27, 2016, the Company consummated also the sale to an affiliate of Petrobras Brazil of 33.6% of all rights and obligations under the concession over the Río Neuquén area and 100% of all rights and obligations in the Colpa and Caranda areas in Bolivia.

40.4.4 Río Neuquén area in the Province of Neuquén

Pursuant to Decree No. 776/2016 passed on June, 13, 2016, the Executive Branch of the Province of Neuquén approved the Investment Memorandum of Agreement executed by Petrobras Argentina and such province, whereunder a 35-year non-conventional exploitation concession was granted over the Río Neuquén area, including a 5-year pilot development plan period.

This agreement mainly provides that Petrobras will be under a duty to execute a pilot plan for the development of non-conventional hydrocarbons (tight gas) involving the drilling of 24 wells and the refurbishing of surface facilities from 2016 through 2020. Total investments for such period are estimated at US$ 346 million. The agreement provides for the payment of a fixed bond of US$ 5.7 million and a Corporate Social Responsibility Contribution in the amount of US$ 8.6 million.

In addition, through a payment of $ 208 million, differences in interpretation concerning the sales tax in the proceedings pending before the Tax Bureau of the Province of Neuquén were finally settled.

YPF S.A. has been the operator of the area, where Petrobras Operaciones S.A. has an interest, since 2016.

40.4.5  25 de Mayo-Medanito S.E. area in the Province of La Pampa

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

On October 29, 2016, the Province of La Pampa took possession of the 25 de Mayo-Medanito S.E area.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 40: (Continuation)

As a result of the foregoing, the Company recognized a loss of $ 213 million, as of December 31, 2016 mainly related to environmental remediation and retirement obligations

PEPASA and Pampetrol SAPEM entered into an operating services agreement for the area for a term of one year as from October 29, 2016 in consideration of a compensation equivalent to approximately 62% of the hydrocarbon production in the area. This exploitation concession belongs to Pampetrol, and the agreement has not granted the Company any rights or interests over it.

On October 28, 2017, the rendering of the operating services terminated and the area began to be operated by Pampetrol SAPEM. The Company has performed all undertaken obligations, returned the facilities as and when required and in an operating status, and provided all the applicable environmental documentation.

40.4.6 Las Tacanas Norte area

Under the Public Tender No 1/2017 - V Round, for the selection of companies interested in the exploration, development and eventual exploitation of the blocks located in the Province of Neuquén and concessional in favor of the Gas y Petróleo del Neuquén S.A. (‘GyP’), on November 1, 2017, the Board of Directors of GyP has proceed to award in favor of the Company for the offer summited for Las Tacanas Norte block.

Las Tacanas Norte block has a 120 km2 surface and is adjacent to El Mangrullo block, which is currently operated by the Company. The accepted offer consists of a perforation of up to 8 wells with the objective toward Vaca Muerta formation, and other exploratory studies. The exploratory license is for a 4-year term (2018-2021).

40.4.7 Rincón del Mangrullo area

On August 1, 2017, YPF entered into an Agreement with the Province of Neuquén for the awarding of an unconventional exploitation concession in the Rincón del Mangrullo area, which was approved by a provincial executive order.

The main commitments of the Agreement are as follows:

-    A 35-year extension of the exploitation concession,

-    A commitment to pay a bond, a corporate social responsibility contribution and the stamp tax for a total amount of US$ 20 million, and

-    An investment commitment of US$ 150 million aiming to further the development of the Mulichinco formation (tight gas) and to explore the potential of the Lajas and Vaca Muerta formations.

Although the Company will participate in this new unconventional concession in Rincón del Mangrullo jointly with YPF, its investment commitment will amount to 30% of the total amount agreed upon between YPF and the Province of Neuquén as PEPASA’s Agreement with YPF does not include the Vaca Muerta formation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 40: (Continuation)

40.5 Investment Commitments

In the Province of Río Negro, in the 25 de Mayo – Medanito, Jagüel de los Machos and Río Neuquén concessions, the Company committed to spend a total estimated amount of US$ 908 million in exploration and exploitation activities (US$ 451 million until 2017, US$ 266 million during the 2018-2020 period and US$ 191 million from 2021 onwards). Additionally, in Entre Lomas field concession, PELSA committed to spend a total estimated amount of US$ 492 million in exploration and exploitation activities as from the agreement’s effective date (US$ 173 million until 2017, US$ 140 million during the 2018-2020 period and US$ 179 million from 2021 onwards).

In January 2018, the Company decided to sell its 58.88% interest in PELSA and its interests in the Entre Lomas, Bajada del Palo, Agua Amarga and Medanito / Jagüel de los Machos areas to Vista Oil & Gas (Note 1.5.2).

40.6 Exploratory well costs

The following table provides the year end balances and activity for exploratory well costs, during the years ended December 31, 2017 and 2016:

	12.31.2017	12.31.2016	12.31.2015

At the beginning of the year	274	113	30
Increase for subsidiries acquisition	-	227	-
Increases	196	102	86
Transferred to development	(177)	(57)	-
Loss of the year	(27)	(111)	(3)
At the end of the year	266	274	113

Number of wells at the end of the year	7	7	6

40.7 Oil and gas reserves (INFORMATION NOT COVERED BY THE AUDITORS’ REPORT)

The table below presents the estimated proved reserves of oil (including crude oil, condensate and LNG) and natural gas, by geographic area as of December 31, 2017.

	Proved Reserves

	Proved Developed		Proved Undeveloped		Total Proved

	Oil and LNG (1)	Natural Gas (2)	Oil and LNG (1)	Natural Gas (2)	Oil and LNG (1)	Natural Gas (2)

Argentina	32,935	12,646	8,695	8,667	41,630	21,313

Total at 12.31.2017	32,935	12,646	8,695	8,667	41,630	21,313

(1) In thousands of barrels.

(2) In millions of cubic meters.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 41: ECONOMIC AND FINANCIAL SITUATION OF GENERATION, TRANSMISSION AND ENERGY DISTRIBUTION SEGMENTS

41.1 Generation

During the fiscal years ended December 31, 2017 and 2016, CPB recorded comprehensive losses for $ 120 million and $ 210 million, respectively.

This is mainly due to: (i) a heavier financial burden due to the cessation of the capitalization of financial expenses corresponding to the portion of CAMMESA’s financing destined to the Technological Upgrade Works for units TV29 and TV30, which concluded in 2016 and 2017, respectively; (ii) certain sudden outages of both units; and (iii) the delay in their commissioning after the conclusion of the overhauls.

However, CPB is starting to remedy this situation with the higher reliability and availability of turbines, as well as an improvement in the remuneration scheme set forth by SEE Resolution No. 19/2017. This allowed for the operating income to record a profit of $ 252 million.

As of December 31, 2017, CPB’s working capital was negative in the amount of $ 375 million.

It should be pointed out that CPB has recorded financing with affiliates in the amount of $ 449 million under “Loans”, which will be partially refinanced through future disbursements by CAMMESA under the Overhauls Financing Agreement and with the higher operating cash flow expected by the Company.

Notwithstanding the foregoing, and according to the estimates made by CPB’s Management, there is no significant substantial doubt on CPB´s ability to continue operating as an on-going business.

41.2 Distribution of energy

The measures adopted by the Federal Government, aimed at resolving the electricity rate situation of the electric power sector during 2016, together with the application of the RTI as from February 1, 2017 are making it possible to gradually restore Edenor’s economic and financial position; therefore, Edenor’s Board of Directors is optimistic that the new electricity rates will result in Edenor’s operating once again under a regulatory framework with clear and precise rules, which will make it possible to not only cover the operation costs, afford the investment plans and meet debt interest payments, but also deal with the impact of the different variables that affect Edenor’s business.

As of December 31, 2017, Edenor’s comprehensive income results in a profit to $ 691 million, whereas the working capital totals $ 3.3 billion – deficit-, which includes the amount owed to CAMMESA for $ 4.7 billion (principal plus interest accrued as of December 31, 2017).

Edenor’s equity and negative working capital reflect the deteriorated financial and cash position Edenor still has as a consequence of both the Federal Government’s delay in the compliance with certain obligations under the Adjustment Agreement and the constant increase in operating costs in prior fiscal years, which Edenor absorbed in order to comply with the execution of the investment plan and the carrying out of the essential operation and maintenance works necessary to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and safety.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 41: (Continuation)

Despite the previously described progress achieved with regard to the completion of the RTI process, at the date of issuance of these financial statements, the definitive treatment to be given, by the MINEM, to the effects resulting from the non-compliance with the Adjustment Agreement, including the level of penalties the remaining balances with CAMMESA and other effects caused by the partial measures adopted, has yet to be defined during the years prior to the validity of the new RTI.

These issues, among other, are the following:

i)      the treatment to be given to the funds received from the Federal Government through the loans for consumption (mutuums) agreements entered into with CAMMESA for the fulfillment of the Extraordinary Investment Plan, granted to cover the insufficiency of the FOCEDE’s funds;

ii)    the conditions for the settlement of the balance outstanding with CAMMESA at the date of issuance of SEE Resolution No. 32/15;

iii)   the treatment to be given to the Penalties and Discounts whose payment/crediting is pending, determined by the ENRE, under the terms and during the term of validity of the Agreement Act unfulfilled by the National State.

In this regard, on April 26, 2017 Edenor was notified that the MINEM had provided that, upon completion of the RTI process, the SEE -with the participation of the Under-Secretariat for Tariff Policy Coordination and the ENRE-, should determine in a term of 120 days whether any pending obligations existed until the effective date of the electricity rate schedules resulting from the RTI and in connection with the Adjustment Agreement entered into on February 13, 2006. Likewise, the treatment to be given to those obligations was also to be determined. Edenor has submitted the information requested by the MINEM in the framework of this requirement. At the date of issuance of these financial statements such situation is still pending resolution.

NOTE 42: OPERATIONS IN ECUADOR

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

Finally, on February 26, 2014 the request for arbitration against Ecuador and EP Petroecuador, was presented in the above terms. On January 16, 2018, the Court issued the award determining a settlement value of US$515 million, of which US$176 million are payable to EcuadorTLC S.A., based on its participation in the block.

Even though the parties may file a plea of nullity before the Courts of the City of Santiago de Chile within 3 months after the service of notice of the award, they have begun to negotiate the conditions to cancel the settlement.

As of December 31, 2017 the Company has recorded $ 998 million to be recovered from the Ecuadorian State in accordance with the provisions of the Amendments Agreement, disclosed in Other non-current receivables. Such amount does not include the calculation of the update provided for in such agreements since, as of December 31, 2017, it was not possible to determine with certainty the applicable adjustment rate.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 42: (Continuation)

EcuadorTLC has the right to sell the transport capacity in the heavy crude oil pipeline (OCP) to mitigate the negative impact of its non-use. Periodically, the Company negotiates the sale of the hired transport capacity. On December 31, 2008, the Company entered into a contract with Petroecuador whereby the Ecuadorian State assumed a commitment to charge, effective January 1, 2009, the available crude owned by it and transported through the heavy crude oil pipeline to the oil transport capacity hired by the Company, up to a maximum volume of 70,000 barrels/day. In addition, the Company sold transport capacity of approximately 8,000 barrels/day of oil for the period from July 2004 to January 2012. As a result of the contract non-compliance by the buyers, the Company is making the pertinent claims. Lastly, 40% of the net contractual commitment resulting from the above had been assumed by Teikoku Oil Ecuador, as consideration for the transfer to this company of the 40% interest in Block 18 and Palo Azul in October 2008.

In the third quarter of 2015, the Company, through Petrobras Bolivia Internacional S.A., reassumed the obligations previously assigned to Teikoku Oil Ecuador relating to the mentioned agreement and received a US$ 95 million payment.

As of December 31, 2017 the Company carries a liability for the net transport capacity hired from OCP, in current provisions for $ 389 million. The premises used in calculation of the provisions mainly include the estimate of the applicable rate and the transport capacity used by third parties. The discount rates used in the measurement consider the type of liability in question, the business segment and the country where the transactions are conducted. In the assessment of liabilities as of December 31, 2017, the Company reviewed the assumptions used for the calculation based on the progress in the contractual renegotiations, which resulted in a $ 150 million net profit under “Other operating income”. No additional obligations resulting from contractual renegotiations are estimated as of December 31, 2017.

In January 2018, EcuadorTLC assigned to PEO a transportation capacity of 10,000 barrels/day. In consideration thereof, EcuadorTLC will pay to PEO US$ 2.9 million so that PEO may cancel the commitments associated with the transportation capacity. To afford this compensation, EcuadorTLC will receive a loan from the Company.

In January 2018 PEO declared the Equity Expropriation Event, whereby, under certain circumstances stipulated in the agreement, the Company, in its capacity as guarantor, will bear the payments for the capital charges associated with the assigned transportation capacity.

The Company must hold collaterals to ensure compliance with its financial commitments under the Ship or Pay transport contract with OCP and the commitments related to OCP trade payables. The collaterals, falling due in December 2018, will be gradually released in the same proportion as those commitments become extinguished. As of December 31, 2015, the Company holds collaterals for approximately US$ 23 million, which are disclosed under “Other current receivables” in the line item “Guarantee deposits”. The Company is required to renew or replace the collaterals as they fall due; otherwise, those amounts shall be paid in cash.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 43: REGULARIZATION REGIME (MORATORIUM)

Between the 29 and the 31 of March 2017, the Company adhered to the regularization regime (moratorium) provided for Law No. 27,260 in relation to certain tax claims and provisions. The Company related liabilities were mainly attributable to contingencies identified in Petrobras’s acquisition process including interpretation differences with the Argentine tax authority regarding i) the time of recording well abandonment expenses for income tax purposes, ii) the exemption from the Tax on Personal Assets as Substitute Taxpayer for the shareholder PPSL; iii) the Tariff heading used by the Company for certain exported products; and iv) inaccurate customs regarding the importation of a turbine supplied by Siemens Germany, including certain spare parts that had not been required nor declared by the Company. In relation to the last matter described before, the Company entered into an agreement with Siemens pursuant to which Pampa received the reimbursement of related incurred costs. As of December 31, 2016, the carrying amount of the matters that were included in the moratorium amounted to $ 1,332 million and $ 668 million disclosed as provisions and tax payables, respectively.

As the adhesion to the regularization regime established benefits of releasing tax fines and reducing compensatory interests, the Company has recorded on March 31, 2017 a net gain after income tax effects of $335 million.

NOTE 44: profit distributions

Dividends

In accordance with Law No. 25,063, passed in December 1998, dividends distributed in cash or in kind, in excess of accumulated tax profits at the end of the year immediately before the date of payment or distribution, will be subject to a 35% income tax withholding in a single and final payment. To such effect, income to be considered in each fiscal year will be that resulting from adding to the specific income determined pursuant to the general provisions of the Income Tax Act the dividends or earnings from other companies not computed within the determination of such income during the same fiscal periods. The distribution of dividends is made based on the Company’s Stand-Alone Financial Statements.

NOTE 45: COMPENSATION PLANS

45.1. Company-Value Compensation - PEPASA

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

The fair value of the Option has been measured according to the Black-Scholes valuation model. The main variables considered in such model were  the following:

1)            54.3% volatility based on the volatility of the shares of other comparable companies;

2)            1,6886% risk-free U.S. dollars interest rate;

Since its organization, PEPASA s growth and performance has far exceeded all initially defined metrics, parameters, and development and business plans.  Therefore, and in view of its officers' significant contribution to meeting such goals, on December 28, 2015, PEPASA entered into an amendment to the compensation agreement providing for the full and irrevocable accrual of the variable remuneration to be collected by officers regarding the percentages which are not yet due effective as from that date, without this affecting the previously described enforceability.

On January 18, 2017, PEPASA's executives requested the monetization of a significant part of the right due at that date, which was canceled by the Company on January.

45.2 Stock-based Compensation Plan – Certain officers and other key staff

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

The first Specific Program was established for a three-year period, between 2017 and 2019, and considers the compensation period comprised between August 1 and December 31, 2017, plus the assigned bonus, as the basis for calculating the number of shares, with one-third vesting each year, which will be awarded together with the payroll for April of the year following the vesting date.

On April 7, 2017, the Company's Shareholders’ Meeting ratified the approval of the Stock-based Compensation Plan by the Board of Directors on its February 8, 2017 meeting, as well as its terms and conditions; and approved the cancellation of the preferential offer to shareholders in respect to the disposition of such shares as authorized by Section 67 of Capital Markets' Act No. 26,831 for the purposes of implementing such Plan.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 45: (Continuation)

As of the issuance date of these Financial Statements, the Company has: (i) determined that 383,198 treasury shares should be delivered to employees pursuant to the first Specific Program (2017-2019 period), with vests in March 2017, 2019 and 2020, of 33%, 33% and 34%; and (ii) estimated a quantity of 672.898 treasury shares should be delivered to employees pursuant to the second Specific Program 2018-2020, with vests in March 2019, 2020 and 2021, of 33%, 33% and 34%.

As of the issuance date of these Financial Statements, the Company has acquired 193,000 treasury shares and 92,280 treasury ADRs for an amount of $ 72 million, which will be destined to the implementation of the Company’s Stock-based Compensation Plan.

45.3. Compensation agreements - Senior Management

On June 2, 2017, the Board of Directors approved the execution and signing of compensation agreements with the Company’s main officers (the “Senior Management”), conditional upon their approval by the Annual Ordinary Meeting of Shareholders to be held each year. These agreements are effective as of January 1, 2017.

In accordance with international practices, the purpose of these agreements is to efficiently align the Senior Management’s interests with those of the Company and its shareholders, creating value for them only inasmuch as value is generated for shareholders, that is, if the Company’s market value increases.

Under these agreements, the Senior Management will be entitled to a fixed compensation and an annual, variable and contingent long-term compensation related to the Company’s annual market value appreciation, with a cap on the Company’s operating income

With the purpose of avoiding duplication, any analogous compensation that the Senior Management had received from any of the Company’s subsidiaries, will be deducted from the compensation amount in proportion to the Company’s interests in such subsidiaries.

45.4. Share-based Compensation Plan - Edenor

In the last months of fiscal year 2016, Edenor’s Board of Directors proposed that the treasury shares be used for the implementation of a long-term incentive plan in favor of executive directors, managers or other personnel holding key executive positions in the Company in an employment relationship with the latter and those who in the future are invited to participate, under the terms of section 67 of Law No. 26,831 on Capital Markets, after the effort made by the directors in the negotiation of the RTI. The plan was ratified and approved by the ordinary and extraordinary shareholders’ meeting of Edenor held on April 18, 2017.

At the date of issuance of these condensed interim financial statements, Edenor awarded a total of 1,618,332 shares to executive directors and managers as additional remuneration for their performance in special processes developed during fiscal year 2016.

45.5 Opportunities Assignment Agreement

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

On September 28, 2014, the Opportunities Allocation Agreement terminated, having been complied of all stipulated obligations. Furthermore, as from the stated date all Company shares’ purchase options granted to the Officers may be actually exercised, according to the following expiration dates and exercise prices:

Expiration	Price of the year (US$)	Stock options
04.26.2024	0.27	111,500,000
04.26.2024	0.27	150,000,000
04.26.2024	0.27	120,048,564

The fair value of these Warrants has been measured according to the Black-Scholes valuation model. The main variables considered in such model are the following: (i) a 27% volatility, based on the historical volatility of the Company; (ii) 3% dividends; and (iii) a 4.63% risk-free U.S. dollars interest rate.

Regarding these Warrants, in 2015 the Company has recognized a total $ 266 million in profit and loss, with an offsetting entry in an equity reserve during the life of the Opportunities Assignment Agreement.

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

Therefore, the Company recognized in its Statement of Changes in Shareholders’ Equity additional paid-in capital in the amount of $ 883 million and a $ 266 million decrease in reserves.

The movements in the number of Warrants and their respective average exercise prices are detailed below:

	31.12.2015
	Stock options	Average price of the year in US$
At the beginning	381,548,564	0.27
Executed	(381,548,564)	0.27
At the end	-	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 46: INCIDENT AT CENTRAL TÉRMICA GENELBA

On September 22, 2017 a major incident occurred in the TG11 unit, which makes up Central Térmica Genelba’s combined cycle plant, and which resulted in severe damage to the turbine’s generator. Following the incident, the combined-cycle generation capacity has been reduced by 50% (330 MW).

After evaluating the causes of the failure, the Company, together with the generator’s manufacturer (SIEMENS), started the works for the installation of a new generator.

On January 5, 2018, works concluded and TG11 became operative again, thus regaining 100% of the combined cycle capacity.

Following this event, the Company is making all necessary filings with insurance companies to collect the compensations for the damages sustained as a result of the failure and to minimize losses in connection with breaches of its availability commitments.

NOTE 47: NEW GENERATION PROJECTS

Under the National Government’s call for the expansion of the generation offer, the Company participates in the following thermal generation closing projects:

47.1 2014 Agreement for the Increase of Thermal Generation Availability

On September 5, 2014, the Company, together with its generation subsidiaries, executed a thermal generation availability increase agreement with the National Government through the application of LVFVDs and the generators’ own resources.

The project consisted of a 120 MW expansion in CTLL’s power plant generation capacity through the installation of two 8 MW engine generators and a 105 MW high-efficiency gas turbine.

On July 15, 2016, the new 105 MW high-efficiency gas turbine was commissioned for service, whereas the second project is currently under construction, and its commissioning is expected for May 2018.

47.2 SE Resolution No. 21/2016

The following projects were awarded under the call for bids made by the National Government to parties interested in offering new thermal power generation capacity pursuant to SE Resolution No. 21/2016.

For each of the awarded projects, the Company has entered into a wholesale power purchase agreement with CAMMESA for a term of 10 years. The remuneration will be made up of the available power capacity price plus the variable non-fuel cost for the delivered energy and the fuel cost (if offered), less penalties and fuel surpluses.

47.2.1       Central Térmica Parque Pilar (“CT Pilar”)

This project, which consisted of the construction of a new power plant in the Pilar Industrial Complex (located at Pilar, Province of Buenos Aires), is made up of 6 cutting-edge and high-efficiency Wärtsilä engine generators with a total 100 MW capacity and the possibility to run on natural gas or fuel oil. The total investment was approximately US$ 103 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 47: (Continuation)

On August 31, 2017, CAMMESA granted the commercial commissioning of CT Pilar, which became operative as from that date.

47.2.2       Extension of Central Térmica Loma de la Lata

The project consists of the expansion of CTLL’s power plant generating capacity through the installation of a new GE aeroderivative gas turbine (model LMS100) with a gross generation capacity of 105 MW. The investment amounted to approximately US$ 90 million.

On August 5, 2017, CAMMESA declared the commercial commissioning of the new gas turbine, which became operative as from such date.

47.2.3       Central Térmica Ingeniero White (“CT I. White”)

The project consisted of the installation of a new power plant in I. White (Bahía Blanca, Province of Buenos Aires) with similar characteristics as that mentioned in Note 47.2.1. The total investment was approximately US$ 90 million.

On December 21, 2017, CAMMESA declared the commercial commissioning of CT I. White, which became operative as from that date.

47.3 SEE Resolution No. 420/2017

Under the call by the National Government to parties interested in developing projects for co-generation and the closing to combined cycles over existing equipment, on October 18, 2017 the SEE, through Resolution No. 926-E/17, awarded Genelba Plus’ closing to combined cycle, which will add a 383 MW capacity over Genelba’s power plant existing facilities.

The Genelba Plus’ closing to combined cycle project consists of the installation of a new gas turbine, a steam turbine, and several enhancement works over the current Genelba Plus gas turbine, which altogether will complete the second combined cycle at Genelba, with a total gross power capacity of 552 MW. The estimated investment amounts to US$ 350 million.

Siemens and Techint will be in charge of the equipment supply, and the construction and commissioning of the project on a turnkey basis. Its commissioning at open cycle is expected for the second quarter of 2019, and as closed cycle for the second quarter of 2020.

47.4 RenovAr Program (Round 1)

Under the call by the National Government to parties interested in developing projects for generation from renewable sources, on October 7, 2016 the MEyM, through Resolution No. 213/16, awarded the Corti wind farm project submitted by Greenwind.

On January 23, 2017, the Company entered into a wholesale power purchase agreement with CAMMESA for a term of 20 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 47: (Continuation)

The project consists of the installation of a 100 MW wind farm in Bahía Blanca, Province of Buenos Aires. The total investment will amount to approximately US$ 135 million.

Vestas will be in charge of the equipment supply, and the construction and commissioning of the project on a turnkey basis. Its commercial commissioning is expected for May 2018.

47.5 SEE Resolution No. 281/2017 – Renewable MAT

Under the new regulations for the Renewable MAT, which production will be targeted at large users under power supply agreements between private parties, on January 29, 2018 CAMMESA granted a 50 MW priority to the “Pampa Energía” wind farm and a 28 MW dispatch priority to “de la Bahía” wind farm.

These projects will be developed in the Province of Buenos Aires, near the City of Bahía Blanca, and together will have a 100 MW power capacity. The total investment amounts to approximately US$ 140 million.

The priority allocation will ensure dispatch for both wind farms and therefore, will guarantee support to our future clients choosing to comply with their obligation to meet their electricity demand with renewable sources of energy from our wind farms.

NOTE 48: TAX REFORM

On December 29, 2017 the National Executive Branch passed Act No. 27430 – Income Tax. This Act introduced several modifications in the income tax treatment, the key components of which are described below:

48.1 Income tax

48.1.1. Income tax rate

The income tax rate for Argentine companies will be gradually reduced from 35% to 30% for fiscal years beginning as from January 1, 2018 until December 31, 2019, and to 25% for fiscal years beginning as from January 1, 2020.

The effect of the application of the income tax rate changes on deferred tax assets and liabilities pursuant to the above-mentioned tax reform was recognized, based on their expected realization year, in “Income tax rate change” under Income tax and Minimum presumed income tax of the Consolidated Statement of Comprehensive Income (Note 14).

48.1.2. Tax on dividends

The tax on dividends or earnings distributed by, among others, Argentine companies or permanent establishments to individuals, undivided estates or beneficiaries residing abroad is introduced based on the following considerations: (i) dividends resulting from earnings accrued during fiscal years beginning as from January 1, 2018 until December 31, 2019, will be subject to a 7% withholding; and (ii) dividends resulting from earnings accrued during fiscal years beginning as from January 1, 2020 will be subject to a 13% withholding.

Dividends resulting from benefits gained until the fiscal year prior to that beginning on January 1, 2018 will remain subject to the 35% withholding on the amount exceeding the untaxed distributable retained earnings (equalization tax’ transition period) for all beneficiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 48: (Continuation)

48.1.3. Transfer prices

Controls are established for the import and export of goods through international intermediaries different from the exporter at the point of origin or the importer at destination.

Furthermore, the Act sets out the obligation to provide documentation allowing for the verification of the characteristics of the transaction for the import and export of goods and the export of commodities, in both cases when they are conducted through an international intermediary different from the exporter at the point of origin or the importer at destination.

48.1.4. Tax and accounting revaluation

The Act provides that Companies may opt to make a tax revaluation of assets located in the country and subject to the generation of taxable earnings. The special tax on the revaluation amount depends on the asset, and will amount to 8% for real estate not accounted for as inventories, 15% for real estate accounted for as inventories, and 10 % for personal property and other assets. Once the option is exercised for a certain asset, all assets within the same category should be revalued. The tax result from the revaluation will not be subject to income tax, and the special tax on the amount of the revaluation will not be deductible from such tax.

The Company is currently analyzing the impact of the above-mentioned option.

48.1.5. Adjustment

The reform sets out the following rules for the application of the income tax inflation adjustment mechanism: (i) a cost adjustment for goods acquired or investments made during fiscal years beginning after January 1, 2018 taking into consideration the variations in the Wholesale Domestic Price Index (IPIM) published by the National Institute of Statistics and Censuses (INDEC); and (ii) the application of a comprehensive adjustment when the IPIM variation exceeds 100% in the 36 months preceding the closing of the fiscal period.

The adjustment of acquisitions or investments made in fiscal years beginning as from January 1, 2018 will increase the deductible depreciation and its computable cost in case of sale.

48.2 Value-added tax

Reimbursement of favorable balances from investments.

A procedure is established for the reimbursement of tax credits originated in investments in property, plant and equipment which, after 6 months as from their assessment, have not been absorbed by tax debits generated by the activity.

48.3. Fuel tax

Certain modifications are introduced to the fuel tax, incorporating a tax on the emission of carbon dioxide. The reform simplifies the fuel taxation structure, keeping the same tax burden effective prior to the reform.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (in millions of Argentine Pesos (“$”) – unless otherwise stated)

NOTE 49: DOCUMENTATION KEEPING

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

Costs incurred

The following table presents those costs capitalized as well as expensed that were incurred during each of the years ended as of December 31, 2017, 2016 and 2015 (including capitalized and expensed costs incurred in relation to oil and gas assets maintained as held for sale as of December 31,2017 - See Note 1.5 to the consolidated financial statements). The acquisition of properties includes the cost of acquisition of proved or unproved oil and gas properties. Exploration costs include geological and geophysical costs, costs necessary for retaining undeveloped properties, drilling costs and exploratory well equipment. Development costs include drilling costs and equipment for developmental wells, the construction of facilities for extraction, treatment and storage of hydrocarbons and all necessary costs to maintain facilities for the existing developed reserves.

	12.31.2017		12.31.2016		12.31.2015
	Consolidated companies	Equity method investment	Consolidated companies	Equity method investment	Consolidated companies
	Argentina	Venezuela	Argentina	Venezuela	Argentina
	(in millions of Argentine pesos)
Acquisition of properties
Proved	-	-	10,436	-	-
Unproved	-	-	528	-	-
Total property acquisition	-	-	10,964	-	-
Exploration	210	-	138	-	78
Development	4,021	169	2,951	2,282	2,135
Total costs incurred	4,231	169	14,053	2,282	2,213

Capitalized cost

The following table presents the capitalized costs as of December 31, 2017, 2016 and 2015, for proved and unproved oil and gas properties, and the related accumulated depreciation as of those a dates (including capitalized costs related to oil and gas assets maintained as held for sale as of December 31,2017 - See Note 1.5 to the consolidated financial statements).

	12.31.2017		12.31.2016		12.31.2015
	Consolidated companies	Equity method investment	Consolidated companies	Equity method investment	Consolidated companies
	Argentina	Venezuela	Argentina	Venezuela	Argentina
	(in millions of Argentine pesos)
Proved properties
Equipment, camps and other facilities	2,062	-	1,745	-	275
Mineral interests and wells	18,726	9,838	16,075	9,921	1,928
Other uncompleted projects	1,809	-	1,313	-	900
Unproved properties	266	-	274	-	78
Gross capitalized costs	22,863	9,838	19,407	9,921	3,181
Accumulated depreciation	(5,801)	(6,760)	(3,197)	(6,484)	(441)
Total net capitalized costs	17,062	3,078	16,210	3,437	2,740

 Results of operations

The breakdown of results of the operations shown below summarizes revenues and expenses directly associated with oil and gas producing activities for the years ended December 31, 2017, 2016 and 2015 (including results of operations related to oil and gas assets maintained as held for sale as of December 31,2017 - See Note 1.5 to the consolidated financial statements). Income tax for the years presented was calculated utilizing the statutory tax rates.

	12.31.2017		12.31.2016		12.31.2015
	Consolidated companies	Equity method investment	Consolidated companies	Equity method investment	Consolidated companies
	Argentina	Venezuela	Argentina	Venezuela	Argentina
	(in millions of Argentine pesos)
Revenue	14,803	346	6,737	232	848
Intersegment sales	1,810	-	1,298	-	96
Surplus Gas Injection Compensation	2,671	-	2,262	-	547

Production costs, excluding depreciation
Operating costs and others	(6,758)	(967)	(3,360)	(4,555)	(313)
Royalties	(2,214)	(82)	(1,035)	(76)	(120)
Total production costs	(8,972)	(1,049)	(4,395)	(4,631)	(433)
Exploration expenses	(63)	-	(135)	-	(3)
Depreciation, depletion and amortization	(3,720)	(196)	(2,114)	(116)	(276)
Results of operations before income tax	6,529	(899)	3,653	(4,515)	779
Income tax	(2,285)	-	(1,279)	1,449	(273)
Results of oil and gas operations	4,244	(899)	2,374	(3,066)	506

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

The Company believes that its estimates of remaining proved recoverable oil and gas reserve volumes are reasonable and such estimates have been prepared in accordance with the SEC rules, which were issued by the SEC at the end of 2008.

The Company estimates its reserves at least once a year. The Company reserves estimation as of December 31, 2017 was audited by Gaffney, Cline & Associates. Gaffney, Cline & Associates is an independent petroleum engineering consulting firm. The independent audit covered 100% of the estimated reserves located in areas operated and non-operated by the Company. Gaffney, Cline & Associates audited the proved oil and natural gas reserve estimates in accordance with Rule 4-10 of Regulation S-X, promulgated by the SEC, and in accordance with the oil and gas reserves disclosure provisions of ASC Topic 932 of the FASB. We provided all information required during the course of the audit process to Gaffney, Cline & Associates’s satisfaction.

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

Prior to 2015, PEPASA (Pampa’s sole oil and gas interest prior the Acquisition) did not have any third-party reserves certification reports because such reports were not required under any reporting requirements to which PEPASA was subject.  Accordingly, the information underlying such third-party reports and certain of the information specified under the requirements for disclosure by registrants engaged in oil and gas producing activities under Subpart 1200 of Regulation S-K were not prepared for periods prior to December 31, 2015.  As a result, PEPASA was unable to provide comparisons between information on the values of reserves in 2015 with values from years prior to 2015.

The following table sets forth the estimated oil (including crude oil, condensate and natural gas liquids) and natural gas net proved reserves as of December 31, 2017, 2016 and 2015:

	Reserves as of December 31, 2017		Reserves as of December 31, 2016		Reserves as of December 31, 2015
	Crude oil, condensate and natural gas liquids	Natural Gas	Crude oil, condensate and natural gas liquids	Natural Gas	Crude oil, condensate and natural gas liquids	Natural Gas
Reserves category	(million of barrels)	(billon cubic feet)	(million of barrels)	(billon cubic feet)	(million of barrels)	(billon cubic feet)

PROVED Developed	32.9	446.6	35.4	388.2	0.4	81.9

PROVED Undeveloped	8.7	306.1	11.5	193.9	0.0	22.3

Total proved reseves (developed and undeveloped)	41.6	752.7	46.9	582.1	0.4	104.2

The following table sets forth the reconciliation of our reserves data between December 31, 2016 and December 31, 2017:

	Crude Oil, Condensate and natural gas liquids			Natural Gas
	Consolidated companies	Equity method investment		Consolidated companies	Equity method investment
	Argentina	Venezuela	Total	Argentina	Venezuela	Total
Proved reserves (developed and undeveloped)	(in thousand of barrels)			(in millions of cubic feet)
Reserves as of December 31, 2016 (*)	46,925	-	46,925	582,076	-	582,076
Increase (decrease) attributable to:
Revisions of previous estimates	978	465	1,443	(5,516)	-	(5,516)
Improved recovery	64	-	64	219	-	219
Extension and discoveries	224	-	224	232,477	-	232,477
Purchases of proved reserves in place	585	-	585	46,386	-	46,386
Year's production	(7,146)	(465)	(7,610)	(102,956)	-	(102,956)
Reserves as of December 31, 2017 (*)	41,630	-	41,630	752,686	-	752,686

(*) Includes proved developed reserves:
As of December 31, 2016	35,381	-	35,381	388,157	-	388,157
As of December 31, 2017	32,935	-	32,935	446,594	-	446,594

Standardized measure of discounted future net cash flows

The following table discloses estimated future cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas. As prescribed by SEC Modernization of Oil and Gas Reporting rules and ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities - Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities), such future net cash flows were estimated using the average first day of the month price during the twelve-month period for 2017 and using a 10% annual discount factor. Future development and abandonment costs include estimated drilling costs, development and exploitation installations and abandonment costs. These future development costs were estimated based on evaluations made by the Company and operators of the fields in which the Company has an interest. The future income tax was calculated by applying the statutory tax rates in affect in effect in the respective countries in which we have interests, as of the date this supplementary information was filed.

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

	12.31.2017	12.31.2016
	(in millions of Argentine pesos)
Future cash inflows	102,826	85,815
Future production costs	(51,301)	(41,613)
Future development and abandonment costs	(11,984)	(9,484)
Future income tax	(10,060)	(9,651)
Undiscounted future net cash flows	29,482	25,067
10% annual discount	(11,235)	(7,629)
Standarized measure of discounted future net cash flows	18,246	17,438

Changes in the standardized measure of discounted future net cash flows

The following table discloses the changes in the standardized measure of discounted future net cash flows for the year ended December 31, 2017:

	12.31.2017
	Consolidated companies	Equity method investment
	Argentina	Venezuela	Total
	(in millions of Argentine pesos)
Standarized measure at the beginning of year	17,438	-	17,438
Changes related to Oil & Gas Activities:
Sales Net of Production costs	(10,312)	703	(9,609)
Net Change in sales prices, net of future production costs	(3,728)	(792)	(4,520)
Changes in future development costs	(4,602)	(190)	(4,792)
Extensions, discoveries and improved recovery, net of futures production and assocciated costs	8,628	-	8,628
Development costs incurred	4,021	169	4,190
Revisions of quantity estimates	(244)	-	(244)
Purchase of reserves in place	1,795	-	1,795
Net change in income tax	1,820	-	1,820
Accretion of discount	2,927	-	2,927
Changes in production rates	(827)	-	(827)
Other changes	1,330	110	1,440
Standarized measure at the end of year	18,246	-	18,246